Form 20-F
period 2008-03-31
ATA Inc.
filed 2008-08-28
CIK 1420529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-33910
ATA Inc.
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two common shares, par value $0.01 per share	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 43,600,000 common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting ☐	Other ☐
Standards as issued by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☑ No

-i-

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended March 31;

•	“we,” “us,” “our company,” “our,” and “ATA” refer to ATA Inc. and its subsidiaries and affiliated PRC entity as the context requires;

•	“China,” “Chinese” and “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.
     This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended March 31, 2006, 2007 and 2008 and audited consolidated balance sheet data as of March 31, 2007 and 2008.
     We completed our initial public offering of 4,874,012 ADSs, each representing two common shares on February 1, 2008. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may, “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future prospects and market acceptance of our technologies, products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand and enhance our other existing products and services;

•	competition in the computer-based testing, educational services and test preparation and training markets; and

•	Chinese laws, regulations and policies, including those applicable to the education industry, Internet content providers, Internet content and foreign exchange.
     These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. of this annual report, “Key information — Risk Factors” and elsewhere in this annual report.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
Market Data and Forecasts
     This annual report also contains data related to the testing and education markets in China and internationally that includes projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ADSs. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
     This annual report contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by Chinese governmental entities and other third parties which have not been independently verified by us. The information in such third-party sources may not be consistent with other information compiled in or outside China. We have taken such care as we consider reasonable in the reproduction and extraction of information from third-party sources.

PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The following selected consolidated statements of operations data for the fiscal years ended March 31, 2006, 2007 and 2008 (other than ADS data), and the selected consolidated balance sheets data as of March 31, 2007 and 2008, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 (other than ADS data) and the selected consolidated balance sheets data as of December 31, 2003 and 2004 and March 31, 2006, are derived from our audited consolidated financial statements, which are not included in this annual report. Our selected consolidated statements of operations data for the three months ended March 31, 2005 (other than ADS data) and the selected consolidated balance sheets data as of March 31, 2005 are derived from our unaudited consolidated financial statements, which are not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

			For the Three
	For the Year Ended		Months Ended
	December 31,		March 31,	For the Year Ended March 31,
	2003	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for per share and per ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues
Testing services	9,975	17,351	1,977	18,170	24,628	78,198	11,152
Test-based educational services	5,489	18,369	6,684	35,138	42,804	48,594	6,930
Test preparation and training solutions	82	407	17	340	10,076	36,908	5,263
Other(1)	7,073	8,394	1,780	15,389	7,373	8,388	1,196

Total net revenues	22,619	44,521	10,458	69,037	84,881	172,088	24,541
Gross profit	8,829	21,388	3,527	35,049	43,779	105,141	14,994
Total operating expenses	26,762	24,967	13,266	36,140	63,375	81,713	11,653
(Loss) income from operations(2)	(17,933)	(3,579)	(9,739)	(1,091)	(19,596)	23,428	3,341
Interest expense(3)	(9,093)	(9,690)	(1,143)	(22,713)	—	—	—
Foreign currency exchange losses, net	(2)	(2)	(66)	(1,050)	(909)	(236)	34
Net(loss) income	(26,874)	(12,198)	(8,683)	(24,809)	(16,790)	20,170	2,876
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	(13,889)	—	—	—
Foreign currency exchange transaction adjustment on Series A redeemable convertible preferred shares	—	—	—	3,269	—	—	—
Net (loss) income (applicable) available to common shareholders(4)	(26,874)	(12,198)	(8,683)	(35,429)	(16,790)	20,170	2,876

			For the Three
	For the Year Ended		Months Ended
	December 31,		March 31,	For the Year Ended March 31,
	2003	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for per share and per ADS data)
Basic (loss) earnings per common share(4)	(1.34)	(0.61)	(0.50)	(2.16)	(0.82)	0.79	0.11
Diluted (loss) earnings per common share(4)	(1.34)	(0.61)	(0.50)	(2.16)	(0.82)	0.53	0.08
Basic (loss) earnings per ADS(5)	(2.68)	(1.22)	(1.00)	(4.32)	(1.64)	1.58	0.22
Diluted (loss) earnings per ADS(5)	(2.68)	(1.22)	(1.00)	(4.32)	(1.64)	1.06	0.16

	As of December 31,		As of March 31,
	2003	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data:
Cash	12,852	11,827	93,030	44,624	45,019	332,197	47,375
Accounts receivable, net	5,142	10,967	4,354	12,984	16,978	63,502	9,056
Due from related parties	323	21,381	23,798	4,368	20	—	—
Total current assets	21,614	50,189	125,881	67,989	76,656	403,309	57,517
Total assets	53,924	63,986	139,260	88,384	108,165	436,634	62,270
Note payable, current(6)	—	17,940	18,666	19,000	—	—	—
Due to related parties	50,804	54,576	46,277	1,644	—	—	—
Deferred revenues, current	10,640	23,288	20,564	22,340	26,341	36,708	5,235
Total current liabilities	74,185	113,575	112,453	53,937	45,620	66,530	9,488
Note payable, non-current(6)	15,384	—	—	—	—	—	—
Deferred revenues, non-current	14,377	10,442	8,585	8,555	7,897	7,026	1,002
Total liabilities	103,946	124,017	121,038	62,492	53,517	73,556	10,490
Accumulated deficit	(72,602)	(84,800)	(93,483)	(118,292)	(135,082)	(114,912)	(16,388)
Total shareholders’ (deficit) equity	(50,022)	(60,031)	(94,444)	25,892	54,648	363,078	51,780

(1)	In March 2002, our subsidiary ATA Testing entered into an agreement with ATA Jiangsu to assign ATA Testing’s rights and interests in a number of text delivery service contracts to ATA Jiangsu. ATA Testing collected an RMB6.5 million payment under this agreement in the year ended December 31, 2002. We initially anticipated that the test delivery service contracts would generate revenues and ATA Testing would provide ancillary services under the agreement for a period of ten years. We therefore deferred the recognition of revenue upon receipt of the payment, and began to recognize the payment into income over a ten year period for the years ended December 31, 2002, 2003 and 2004. However, on December 27, 2005, the board of directors of ATA Jiangsu resolved to commence a voluntary winding up of ATA Jiangsu. As a result, we recognized the remaining deferred revenue of RMB3.9 million into income in December 2005.

(2)	Includes non-cash share-based compensation expenses of RMB1.3 million, RMB1.1 million, RMB6.4 million, RMB4.2 million, RMB2.5 million and RMB7.3 million for the years ended December 31, 2003 and 2004, the three months ended March 31, 2005, the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Our non-cash share-based compensation expense for the three months ended March 31, 2005 includes an expense of RMB6.3 million resulting from the issuance of 853,941 of our common shares to Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer, to reward his past performance.

(3)	Includes interest expense and loan discount charged for the years ended December 31, 2003 and 2004, the three months ended March 31, 2005 and the fiscal year ended March 31, 2006 of RMB3.0 million, RMB2.6 million, RMB0.7 million and RMB22.7 million, respectively, in connection with an RMB19.0 million loan from a third party that was repaid in full on May 19, 2006. Also includes earnings attributable and payable to an investor of ATA Learning of RMB6.1 million and RMB7.1 million for the years ended December 31, 2003 and 2004, respectively.

(4)	Our PRC subsidiaries, ATA Testing, ATA Learning and our consolidated variable interest entity, or VIE, ATA Online enjoyed tax holidays provided by PRC tax authorities. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Taxation.” If our PRC subsidiaries had not enjoyed these tax holidays, the effects of the tax holidays on earnings (loss) per share for the periods indicated are as follows:

			For the Three
	For the Year Ended		Months Ended
	December 31,		March 31,	For the Year Ended March 31,
	2003	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for per share)
Effect on net (loss) income (applicable) available to common shareholders	399	(19)	90	(544)	155	(823)	(117)
Effect on basic (loss) earnings per common share	0.020	(0.001)	0.005	(0.033)	0.008	(0.032)	(0.005)
Effect on diluted (loss) earnings per common share	0.020	(0.001)	0.005	(0.033)	0.008	(0.022)	(0.003)

(5)	Each ADS represents two common shares.

(6)	Note payable to a third party was repaid in full on May 19, 2006

			For the
			Three
			Months
	For the Year Ended		Ended
	December 31,		March 31,	For the Year Ended March 31,
	2003	2004	2005	2006	2007	2008

Key Operating Data:
Testing services:
Number of tests delivered(1)	1,399,170	1,851,476	245,012	2,583,712	3,335,701	12,787,470
Test-based educational services:
Number of degree major course programs offered	13	25	23	36	74	80
Number of schools offering degree major course programs	41	85	82	117	137	135
Degree major student-months(2)	52,348	181,072	75,978	401,415	465,856	457,836
Number of single course programs offered	24	43	42	58	73	78
Number of schools offering single course programs	89	136	86	129	132	137
Single course student-months(3)	34,005	71,355	29,371	107,891	133,562	185,984
Test preparation and training solutions:
Number of copies of NTET software sold	—	—	—	—	11,022	33,114

(1)	Includes tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding the free tests for the twelve months ended March 31, 2004, 2005, 2006, 2007 and 2008 was 1,474,661, 1,860,412, 2,067,714, 3,335,701 and 3,632,285, respectively. Free tests of 9,155,185 delivered in twelve months ended March 31, 2008 represent the on-line nationwide accounting knowledge contest.

(2)	Degree major student-months are calculated by (i) multiplying the number of students in each degree major by the number of months of that degree major course program in the relevant period and then (ii) aggregating the number of student-months for all of our degree major course programs during the period.

(3)	Single course student-months are calculated by (i) multiplying the number of students in each single course program by the number of months of that single course program in the relevant period and then (ii) aggregating the number of student-months for all of our single course programs during the period.
Exchange Rate Information
     We conduct our business primarily in China and a substantial majority of our revenues and expenses are primarily denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB7.0120 to US$1.00, which was the noon buying rate in effect as of March 31, 2008. The noon buying rate on August 25, 2008 was RMB6.8480 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-end
Fiscal year ended March 31, 2004	8.2770	8.2798	8.2765	8.2770
Fiscal year ended March 31, 2005	8.2767	8.2773	8.2764	8.2765
Fiscal year ended March 31, 2006	8.1234	8.2765	8.0167	8.0167
Fiscal year ended March 31, 2007	7.8843	8.0300	7.7232	7.7232
Fiscal year ended March 31, 2008	7.4197	7.7345	7.0105	7.0120

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-end
Most recent six months:
February 2008	7.1644	7.1973	7.1100	7.1115
March 2008	7.0722	7.1110	7.0105	7.0120
April 2008	6.9997	7.0185	6.9840	6.9870
May 2008	6.9725	7.0000	6.9377	6.9400
June 2008	6.8993	6.9633	6.8591	6.8591
July 2008	6.8355	6.8632	6.8104	6.8388
August 2008 (period through August 25)	6.8540	6.8705	6.8333	6.8480

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the calendar year. Monthly averages are calculated using daily exchange rates during the month.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Business
     We have only recently achieved profitability, and we may not be able to maintain or increase profitability in the future.
     Although we were profitable for the fiscal year ended March 31, 2008, we were not profitable for any previous fiscal year up to and including the fiscal year ended March 31, 2007. It has taken us many years to develop a revenue base strong enough to realize profitability. Although we have experienced significant growth in our revenues in recent years, we may face difficulties maintaining or increasing profitability as we seek to continue to expand our client base, sell more of our products and services to our existing clients and develop new products and services. Failure to maintain or increase our profitability could result in a decline in the market price of our ADSs.
     We have been growing rapidly and plan to expand our operations significantly over the next few years. If we fail to address risks or meet new challenges associated with the rapid expansion, we may not meet internal and external expectations of our future performance.
     We are experiencing rapid growth in our operations and technology and services development, which has placed a significant strain on our management, administrative, operational and financial infrastructure. This rapid expansion may have caused us to overlook or fail to properly address latent problems. Rapid expansion also may have led to inefficiencies in our administrative systems or business operations that have not yet been discovered or addressed.
     Furthermore, we anticipate expanding the scope of our operations significantly in the coming years. Our future success will depend in part upon the ability of our senior management to manage this growth effectively. In particular, our management may face the following challenges managing this growth:
•	controlling our costs and expenses and maintaining or increasing our margins and profitability;

•	retaining existing clients and expanding service offerings to those clients;

•	acquiring and retaining new clients, especially for our test preparation and training business;

•	retaining our key relationships with Chinese government controlled entities, obtaining any governmental approvals required for new service offerings and responding to changes in the regulatory and policy environment;

•	attracting, training and retaining qualified personnel;

•	improving our operating, administrative and financial systems and internal controls and maintaining close cooperation between members of management and heads of individual departments;

•	increasing the awareness of our brand name and protecting our reputation;

•	keeping up with evolving industry standards, technologies and market developments; or

•	integrating any acquired business into our business operations and realizing the potential benefits of our acquisition.
     We rely on a handful of relatively senior managers for much of our marketing and business development, which includes, among other things, site visits with prospective clients followed by the signing of non-binding memoranda of understanding or other preliminary arrangements. Since the number of our senior managers is still small, we may not have a sufficient number of marketing and business development professionals with the experience and talent to quickly and effectively follow up with such clients and convert these memoranda of understanding and preliminary arrangements into final agreements and revenue-generating relationships. If we fail to successfully address these and other challenges as we expand our operations, we may not meet internal and external expectations of our future performance, which could result in a decline in the market price of our ADSs.
     Our financial results are subject to fluctuations and seasonality related to the revenue cycles for our products and services, our relatively long and unpredictable sales cycle and other factors beyond our control, any of which may decrease our revenues in a particular period. As a result, it is difficult for us to predict our results of operations and you should not rely on our historical operating results as an indication of our future financial performance.
     Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarter ending December 31 typically having the highest net revenues from testing services and the quarter ending March 31 typically having the lowest net revenues from testing services. Under our contracts with some test sponsors, we have the right to receive payment approximately one month after a test is delivered, and our clients typically pay us within three to six months of delivery. We therefore may experience substantial increases in our accounts receivable balance at the end of the quarter ending December 31 of each year. Revenues from our degree major and single course programs may experience seasonal declines during the quarter ending September 30 of each fiscal year, which includes the summer holiday months of July and August, since we do not recognize revenues in July and August for the last year of each degree major course program and for most single course programs. We also expect some seasonality in our accounts receivable related to degree major programs, because we collect from our clients typically around the months of October to November, and a large portion of our clients settle payment with us two to three months after that time. In addition, we have expanded our business into the test preparation and training market. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31.
     In addition, our sales cycles are generally long and unpredictable. A client’s decision to purchase our products and services often involves a lengthy evaluation process. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective clients regarding the use and benefits of our products and services. Moreover, budget constraints and the need for multiple approvals within large enterprises, governmental agencies and educational institutions may also delay purchasing decisions. The inability to obtain the required approval for a course taught using one of our course programs or for procurement of our other products or services may not be known until the negotiation process has progressed for many months. As a result, the sales cycle for our computer-based testing services and career-oriented educational services may last a year or longer. Such a lengthy sales cycle, and any future increases in our sales cycle, could lead to higher sales and marketing expenses and adversely affect our cash flow from operations. In addition, the lengthy sales cycle has made, and may continue to make, our financial results prone to fluctuations or decrease our revenues in a particular period.
     If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which could negatively affect our operating results for that quarter. As a result, you should not rely on our quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our operating results may be below the expectations of public market analysts and investors in one or more future quarters. If that occurs, the market price of our ADSs could decline and you could lose part or all of your investment. Fluctuations of our quarterly financial results may also lead to increased volatility in the market price of our ADSs.
     The Chinese market for computer-based testing services and career-oriented educational services is still emerging and evolving rapidly. If market acceptance of our products and services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.
     As the Chinese market for computer-based testing services and career-oriented educational services is still emerging, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house. We must address the following concerns with our clients as they decide to implement computer-based testing and career-oriented educational services and to use our technologies and services:
•	concern over the commitment of time, personnel and funding necessary to implement our computer-based testing services and career-oriented educational services;

•	ability of clients to develop their own computer-based testing services or career-oriented educational services;

•	possible perceived security and academic integrity risks associated with computer-based testing services and third-party curriculum providers;

•	reluctance of the academic community to adopt computer-based learning materials and computer-based tests; and

•	reluctance of educational institutions to depend on third-party providers of curricula and academic certifications.
     A decline in the demand for computer-based testing and education services by test sponsors or educational institutions would negatively affect demand for our computer-based testing services and technologies, as well as our degree major and course programs, which incorporate computer-based tests. Even if test sponsors and educational institutions continue to show demand for computer-based testing services and career-oriented educational services, this demand may not grow as quickly as we anticipate.
     If demand for computer-based testing services or career-oriented educational services does not grow to the extent we anticipate, our revenue growth may slow or we may experience a decrease in revenues.
     If we are not successful in achieving market acceptance for our test preparation and training solutions, our revenues may grow more slowly or decline.
     In order to increase our revenue sources, we have allocated, and intend to continue to allocate, time, effort and capital to expand our test preparation and training solutions offerings. For example, our NTET Tutorial Platform accounted for 11.7% and 18.4% of our net revenues in the fiscal years ended March 31, 2007 and 2008, respectively, and we expect revenues from this and our other test preparation and training solutions to grow further. However, the market for these offerings is still relatively new for us and we cannot assure you that we will succeed in adapting to client needs in this market or effectively deal with risks associated with this expansion. It may be difficult for us to accurately predict demand for our test preparation and training solutions, the potential size of the market or the sustainability of fees for our test preparation and training solutions. Furthermore, as this market develops, the Chinese government may enact unforeseen regulations and policies that could limit our ability to provide or expand our test preparation and training solutions, such as prohibitions on foreign-invested entities engaging in test preparation and training services. Additional risks which we face expanding in this market include the following:
•	we may underestimate the amount of capital, personnel and other resources required to carry out our expansion plans, which may affect the success of our expansion and/or negatively impact the quality of our other product and service offerings;

•	if we are unsuccessful in this market, it may negatively affect our reputation and the status of our brand in our other markets;

•	we face additional regulatory risks in relation to the ATA Online’s online test preparation business due to restrictions imposed by the Chinese government on Internet content services. See “— Risks Relating to Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations relating to Internet content distribution. If the Chinese government finds that the structure for our online test preparation services and other services we provide through the Internet do not comply with Chinese laws and regulations, we could be subject to penalties and may not be able to continue those businesses;” and

•	we may fail to develop sufficient payment collection, technical support and other administrative capabilities necessary to successfully develop and manage our test preparation and training solutions on an increasingly large scale.
     The success of our test preparation and training solutions also depends on our ability to gain and maintain licenses from test sponsors for learning materials. Obtaining and maintaining these licenses from test sponsors for which we also provide testing content creation or delivery services will require us to convince them that our test preparation and training solutions will not compromise the integrity of the tests that we deliver for them.
     A failure to achieve market acceptance for our test preparation and training solutions may have an adverse impact on our revenues and results of operations.
     Breaches or perceived breaches of our security measures relating to test collection, scoring and storage or unauthorized disclosure or misuse of personal data through breach of our computer systems or otherwise could cause us to receive negative publicity, and lose clients and expose us to protracted and costly litigation.
     As part of our service offerings, we collect, process, transmit and store highly confidential information, including personal information and test questions, answers and scores. Maintaining the security and confidentiality of the information we handle as part of our testing services is essential to protecting the integrity and accuracy of the test taking process and retaining our client base. Any breach or perceived breach in our security measures pertaining to the collection, processing, transmission or storage of such information as a result of third-party action, employee error, malfeasance or otherwise could result in liability claims and have a negative impact on our reputation. Additionally, we could be subject to liability claims or regulatory penalties for misuses of information collected from clients or students or for the unauthorized disclosure or unauthorized or inappropriate use of such information. Any such negative publicity or liability claims could have a significant negative impact on our future business, cause us to lose clients and expose us to costly litigation.

     Any failure by us to obtain new business from our existing clients or maintain our relationships with key Chinese government controlled entities may decrease our market share and revenues.
     The success of our business going forward will rely in large part on our ability to continue to obtain business from our existing clients and maintain our relationships with key Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the Chinese government. For the fiscal years ended March 31, 2007 and 2008, 54.7% and 58.3%, respectively, of our total net revenues were generated from licensing and service fees from Chinese government controlled entities. Our contracts for computer-based testing services generally allow for termination without cause on three months to one year’s written notice. Furthermore, educational institutions offering our career-oriented educational programs are under no contractual obligation to enroll students in our programs. We must therefore market our technologies and services to new and existing clients not only to expand our operations, but also to maintain our existing client base and revenues.
     The willingness of Chinese test sponsors and educational institutions to use our technologies and services is to some extent a result of our longstanding relationships with the PRC Ministries of Labor and Education, which significantly enhance our name brand and reputation among our client base. At the same time, maintaining a strong relationship with the Ministry of Education is important for marketing our career-oriented educational services, as each program requires approval by the Ministry of Education before it may be introduced into schools in China. If our relationships with these two ministries or their local branches were to deteriorate, it could significantly reduce our revenues and harm our brand and reputation.
     Reductions in public funding available to our clients that are governmental agencies and educational institutions funded by the Chinese government could adversely impact demand by these agencies and institutions for our products and services.
     We derived 46.9% and 25.8% of our total net revenues for the fiscal years ended March 31, 2007 and 2008, respectively, from licensing and services fees from Chinese governmental agencies and educational institutions funded by the Chinese government. Demand and ability to pay for our products and services by these agencies and institutions are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services.
     A limited number of our clients have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these clients could significantly reduce our revenues and have a material adverse effect on our results of operations.
     Our largest client in the fiscal year ended March 31, 2008, the China Banking Association, accounted for 17.7% of our net revenues for that period. In addition, the Securities Association of China accounted for 11.4% of our net revenues for the fiscal year ended March 31,2008, while, the PRC Ministry of Labor accounted for 12.3% and 8.5% of our net revenues for the fiscal years ended March 31, 2007 and 2008, respectively. Our top five clients for the fiscal year ended March 31, 2008, which included the China Banking Association, the Securities Association of China, the PRC Ministry of Labor and two distributors of our test preparation and training solutions software products, accounted for 46.8% of our net revenues for the fiscal year ended March 31, 2008. Due to our dependence on a limited number of clients, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
•	a reduction, delay or cancellation of contracts or product or service orders from one or more of our significant clients;

•	a decision by one or more of our significant clients to award contracts or orders to one of our competitors; and

•	a decision by one or more of our major clients to significantly reduce the price they are willing to pay for our services or products.

     Any of these events could occur due to causes outside of our control, such as macro-economic conditions, changes in a client’s management or the personnel with whom we interact, changes in technology, the actions of our competitors, changes in governmental regulations and policies and changes in a client’s budgeting or financial prospects.
      A significant portion of our revenues are dependent on market acceptance of our E-testing platform and other computer-based testing technologies, and if we are unable to anticipate and meet our client’s technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.
     Our advanced technologies for the creation and delivery of computer-based tests, including our E-testing platform and our performance-based testing technologies, are a key factor in growing and maintaining our relationships with test sponsors, educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce the competitiveness or result in the obsolescence of our current technologies and services. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demand for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market leadership position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.
     We derive a substantial portion of our revenues from course programs using materials licensed from Microsoft China and Adobe, and the loss of the right to use these course materials could materially harm our revenues and results of operations.
     A substantial portion of our single course programs and the individual courses that comprise our degree major course programs use course materials licensed from IT vendors including Microsoft China and Adobe. Moreover, our degree major and single course programs are attractive to our educational institution clients and their students largely because they offer students the opportunity to obtain a professional certification, such as a Microsoft Certified Professional or Delphi certification, at the same time that they earn academic credit from their school. We expect our revenues from these sources to continue to account for a substantial portion of our revenues. Our contracts for providing course programs and delivering certification exams in China for Microsoft China and Adobe generally have a term of one or two years and are automatically renewable for an additional one or two years. However, our Microsoft China contract is terminable at will without cause by either party with 90 days prior written notice, while our Adobe contract is terminable upon breach or mutual agreement of the parties. We cannot assure you that these IT vendors will renew or will not terminate these contracts and licenses, as they may decide in the future to work with other testing service providers, provide the testing services themselves or license course materials to another course program developer or to the schools directly. If we were to lose the right to offer certification tests or course programs for these IT vendors, our revenues and results of operations could be materially harmed.
     We do not have any control over the business activities of the independent distributors of our NTET Tutorial Platform software after our sale of the software to them, and actions by them could harm our reputation and negatively impact the image of and demand for our NTET Tutorial Platform software and other test preparation and training solutions.
     We offer our NTET Tutorial Platform software through independent distributors. We sell all title and distribution rights to the distributors upon delivery. We do not provide upgrades or any additional post-contract services, which are the responsibility of the distributors who sell our NTET Tutorial Platform. We do not have any control over the business activities of the independent distributors after our sale of the software to them. If one or more of our distributors engages in activities that violate applicable laws and regulations or that are otherwise harmful to our business or our reputation in the market, it could expose us to negative publicity and damage our brand image. Moreover, if our distributors fail to provide adequate, satisfactory and effective after-sales support, our brand image may suffer, and our business and results of operations could be materially adversely affected.
     If Microsoft exercises its contractual option to acquire the source code of our Dynamic Simulation Technology, or DST, Microsoft or a company to which Microsoft licenses or sells such technology may be able to more effectively compete with us.
     Under our Simulation Technology License Agreement with Microsoft, Microsoft has the right to acquire for $3.0 million a perpetual royalty-free license to the source code of our Dynamic Simulation Technology, or DST, along with the right to freely sell, license or sublicense the DST source code to third parties. The contract does not restrict which entities to which Microsoft may sell, license or sublicense the DST source code. While Microsoft’s exercise of this option would generate $3.0 million in revenue to us upon exercise, it may materially adversely affect our future revenues if Microsoft or any company to which Microsoft sells or licenses the technology uses it to directly compete with us.
     In addition, Microsoft has the right to obtain more limited rights to the source code in the event ATA is in continuing breach of any of its obligations regarding technical support and correction of programming errors. Upon the occurrence of a continuing breach, Microsoft would obtain the right to freely install, make, use, reproduce, copy, modify, translate, edit and otherwise create derivative works of the DST source code and to sublicense any of the foregoing rights to third parties, excluding certain of our competitors in the computer-based testing services market.
     Technical errors or failures in relation to computer-based tests delivered through our test delivery platform could result in negative publicity, loss of clients, liability claims and costly and disruptive litigation.
     Due to the complexity of the technologies we have developed and use to create and deliver computer-based tests for our clients, there is a risk that technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our self-developed software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not to date experienced major problems due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.
     If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.
     We believe that maintaining and enhancing the value of the “ATA” brand is important to attracting clients. Our success in maintaining brand awareness will depend on our ability to consistently provide high quality, value-adding, user-friendly and secure products and services. As we develop our test preparation and training solutions, we plan to accelerate our efforts to establish a wider recognition of the “ATA” brand to attract students from all over China and around the world to our test preparation and training solutions. To establish a wider recognition of our “ATA” brand among students and test takers, we may need to spend significant resources on advertising and distribution channels. As we have limited experience with advertising and other activities required to establish a widely recognized brand, we cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.
     Actions by our authorized test centers could lead to damage to our brand and reputation, which could cause us to incur substantial costs and strain our relationships with our clients.
     As of March 31, 2008, we had contractual relationships with 1,854 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests in a manner consistent with our standards and requirements, or hire qualified personnel and train them properly. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.
     We may face increasing competition from international and Chinese competitors, and may face increasing competition from domestic rivals. If we fail to successfully compete, our revenues and market share may decrease, and our results of operations may be adversely affected.
     We face a number of international competitors in the Chinese and international markets for computer-based testing services, career-oriented educational services and test preparation and training solutions. Some of these competitors have longer operating histories, better recognized brands, larger technical staffs, stronger relationships with our existing IT industry clients and/or greater financial, technical and marketing resources than we possess. There are also a number of smaller Chinese firms that compete with us in our markets. In addition, because the markets for the services we offer are relatively new and growing rapidly, we anticipate that new entrants, both domestic and international, will try to gain market share from us, some of which may have closer relationships with Chinese educational institutions or IT vendors. These new entrants may include our current clients, such as Chinese governmental agencies and educational institutions, as well as IT vendors that provide us with course material content. In the future, competitors may introduce new technologies, products and services that have better performance, offer lower prices and gain broader acceptance than our technologies, products and services. Such new products may reduce the overall market for our products and services.
     In the computer-based testing services market, Prometric and Pearson VUE are our main competitors. We compete with these and other computer-based testing services providers primarily on the basis of technology, price, management experience and established infrastructure. In the future, as more companies enter this market, we believe pricing may become increasingly competitive as well. In relation to our career-oriented educational services, we face competition from international companies, such as Aptech Limited and NIIT Limited. Aptech Limited operates in China primarily through its joint venture with BeiDa Jade Bird. Although these two companies offer IT-related courses to post-secondary educational institutions in China, based on our market experience and client communications we believe they do not directly compete with our products and services. For example, these two companies design their own course content and exams and provide passing students with their own proprietary certifications, rather than offering course content and certifications designed by well-known IT vendors, as we do. Traditional Chinese test preparation material providers, such as publishing companies, indirectly compete with our test preparation and training solutions. Increased competition could cause us to lose clients or make it necessary for us to reduce our prices in order to retain our clients, which may negatively affect our revenues and results of operations.
     We depend on our key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.
     Our future success is dependent upon the continued services of our key executives, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on our co-founders Kevin Xiaofeng Ma, our chairman and chief executive officer, and Walter Lin Wang, our president, for their business vision, management skills, technical expertise, experience in the testing, IT and education industries and working relationships with many of our clients, shareholders and other participants in the testing, IT and education industries. If either Mr. Ma or Mr. Wang was unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company in violation of their employment agreements, we may not be able to replace them easily and our business may be severely disrupted. We do not maintain key-man life insurance for Mr. Ma or Mr. Wang or for any of our other employees.
     Because competition for highly skilled employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.
     Due to intense market competition for highly skilled workers, we have faced difficulties locating experienced and skilled personnel in certain areas, such as administration, marketing, product development, sales, finance and accounting. In particular, we have had difficulty finding personnel with experience in the relatively new computer-based testing services market. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. Even if we can find qualified candidates, they may be subject to non-competition agreements with their prior employers that prevent us from hiring them. In addition, we cannot assure you that we will be able to retain our current skilled personnel. According to our contracts with our employees, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us and, for a period of five years following termination, from soliciting our existing clients. However, we may have difficulty enforcing these non-competition and non-solicitation provisions in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing.
     Many of our contracts with governmental agencies and public educational institutions take the form of framework agreements and offer little contractual or legal protections, and it may be impractical for us to pursue or obtain legal remedies against these clients.
     Many governmental agencies and other public sector entities in China require the use of simple framework agreements for the procurement of products and services from us that lack many of the detailed aspects of our business arrangement. For example, the terms of service may lack the clarity we would normally have in our contracts with commercial enterprises, or contract terms to protect our intellectual property may not be as clear and detailed as we would normally have in our contracts with commercial enterprises. Moreover, it may not be feasible or practicable under current Chinese law and practice for us to take legal action against our government and public sector clients to enforce our contractual rights. As a result, we may lack the same contractual or legal protections, or ability to enforce such protections, that we would normally have under the contracts we typically enter into with our other clients.
     Unauthorized use of our intellectual property by third parties, including infringement of our “ATA” brand, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.
     Our copyrights, trademarks, trade secrets and other intellectual property are important to our success. In particular, we believe that our “ATA” brand name represents a valuable asset as we have sought to gain a reputation for high quality and secure testing services and advanced testing technologies within our markets. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation.

     We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.
     We cannot assure you that our software and other technologies do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.
     We may be subject to liability claims for any inaccurate or inappropriate content in our course programs, which could cause us to incur legal costs and damage our reputation.
     For some IT vendors we license the content for our course programs from the IT vendor, while for others we develop the content ourselves in cooperation with IT vendors and other subject-matter experts. We generally do not require that these content development partners indemnify or otherwise compensate us for inaccurate or inappropriate materials included in the course programs. Furthermore, our agreements for delivery of our course programs do not exclude or limit our liability for inaccurate or inappropriate course content. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of any of our course programs violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inaccurate or inappropriate conduct could lead to significant negative publicity, which could harm our reputation and future business prospects.
     Because there is limited business insurance coverage in China, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation.
     The insurance industry in China is not fully developed. Insurance companies in China offer limited business insurance products. While business disruption insurance may be available to a limited extent in China, we have determined that the risks of disruption and the difficulties and costs associated with acquiring such insurance render it commercially impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation might result in our incurring substantial costs and the diversion of resources.
     We may face difficulties implementing our acquisition strategy, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.
     As part of our business strategy, we may seek to broaden our service offerings, obtain additional clients and strengthen our service quality by acquiring other companies or businesses. However, our ability to implement our acquisition strategy will depend on a number of factors, including the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreement with acquisition candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete acquisitions or joint ventures as well as our ability to obtain any required government approvals or licenses. In addition, we cannot assure you that any particular acquisition or joint venture transaction will produce the intended benefits or synergies. For example, we may not be successful in integrating acquisitions with our existing operations and personnel. Moreover, the acquisitions we pursue may require us to expend significant management and other resources, which may result in interruption to our business operations.

     There are other risks associated with acquisitions, including:
•	unforeseen or hidden liabilities, including exposure to legal proceedings, associated with newly acquired companies;

•	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;

•	integration of the management of the acquired business into our own;

•	potential impairment losses or amortization expenses relating to goodwill and intangible assets arising from any of such acquisitions, which may materially reduce our net income or result in a net loss;

•	potential conflicts with our existing employees as a result of our integration of newly acquired companies; and

•	possible contravention of Chinese regulations applicable to such acquisitions.
     Furthermore, raising capital to finance acquisitions could cause earnings or ownership dilution to your shareholding interests, which in turn could result in losses to you. Any one or a combination of the above risks could interrupt our business operations and adversely affect our results of operations.
     We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.
     Capital requirements are difficult to plan in our rapidly changing industry. Currently, we expect that we will need capital to fund:
•	developing and expanding our test preparation and training solutions business;

•	marketing costs related to enhancing our “ATA” brand;

•	licensing course content from IT vendors in order to expand our degree major and single course program offerings; and

•	incremental costs associated with being a public company.
     We believe that our current cash, expected future cash flows from operations, particularly from testing services and test preparation and training solutions, will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	investors’ perception of, and demand for, securities of computer-based testing and education companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	Chinese government regulation of foreign investment in China;

•	economic, political and other conditions in China; and

•	Chinese government policies relating to the borrowing and remittance outside China of foreign currency.
     We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demand or competitive challenges.
     Our independent registered public accounting firm, in the course of auditing our consolidated financial statements, noted material weaknesses in our internal control over financial reporting. If we fail to establish an effective system of internal control over financial reporting, we may not be able to accurately and timely report our financial results or detect or prevent fraud. In addition, investor confidence in us and the market price of our ADSs may be adversely impacted if we find that, or our independent registered public accounting firm reports that, our internal control over financial reporting is ineffective in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending March 31, 2009. Our management may conclude, as it has for the fiscal year ending March 31, 2008, that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may report that our internal control over financial reporting is not effective.
     Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In connection with the audit of our consolidated financial statements for the year ended March 31, 2008, our independent registered public accounting firm reported to us that it had identified two material weaknesses, as defined under the standards established by the Public Company Accounting Oversight Board, in our internal controls over financial reporting. See Item 15. Controls and Procedures.
     If we fail to timely establish and maintain internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.
     Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.
     As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in China with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements, and such personnel may command high salaries relative to what similarly experienced personnel would command in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
     We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2008, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — United States Federal Income Taxation — Passive foreign investment company.”
Risks Relating to Regulation of Our Business
     Changes to Chinese government regulation of, or policies relating to, tuition fees may have a material and adverse effect on our business and results of operations.
     During the fiscal years ended March 31, 2006, 2007 and 2008, 50.9%, 50.4% and 28.2%, respectively, of our total net revenues came from license fees charged to vocational schools and other educational institutions in China for our career-oriented test-based educational services. We receive license fees for our educational services on a per-student basis. If the tuition fees chargeable by our educational institution clients were to decline, we may have difficulty maintaining or raising the per-student fees we charge for our educational services. As tuition fees are heavily regulated in China, any change in policy lowering or eliminating tuition fees chargeable by vocational schools or other educational institutions may have a negative impact on our pricing power and revenues generated from the license of our educational services. The Chinese government has tightened controls on tuition and other fees collected by certain types of educational institutions in China. While this has not had a noticeable impact on tuition fees chargeable for courses taught using our educational services, in the future there may be changes to Chinese policies and regulations regarding tuition fees that will have a negative impact on our business and results of operations.
     Changes to preferential policies adopted by the Chinese government related to vocational education may negatively affect our business and results of operations.
     The Chinese government has adopted preferential policies for the development of vocational schools in China, including “The Decision to Enhance the Promotion of the Reform and Development of Vocational Education” and “The Decision to Enhance the Development of Vocational Education” published by the State Council in September 2002 and October 2005, respectively. These decisions require all levels of government in China to intensify their support for vocational education and to gradually increase the financial resources that local and provincial governments allocate to vocational education. We believe that these governmental policies have encouraged clients to purchase our services and increased the funding available for purchasing our course programs. If these preferential policies were to be reduced or eliminated, it may negatively affect our business and results of operations.

     Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations relating to Internet content distribution. If the Chinese government finds that the structure for our online test preparation services and other services we provide through the Internet do not comply with Chinese laws and regulations, we could be subject to penalties and may not be able to continue those businesses.
     The Chinese government regulates Internet access, the distribution of online information, the conduct of online commerce and the provision of online services through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of Chinese companies that provide Internet content. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Chinese company engaging in Internet content provision.
     Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among us, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under recently issued PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. However, we are not aware that any application for registration of an equity pledge has been processed by the local administration for industry and commerce in Beijing due to the lack of registration procedures, and we have therefore not yet registered our equity pledge over ATA Online’s equity. ATA Online intends to register the equity pledge once the local registration authority implements registration procedures.
     ATA Online holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of the Ministry of Information Industry, or MII, which allows ATA Online to provide Internet content distribution services. This license is essential to the operation of our online test preparation and training services business which accounted for 1.7% of our total net revenues for the fiscal year ended March 31, 2008.
     The relevant Chinese regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of Chinese law. On July 26, 2006, MII publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-Invested Telecommunications Enterprises prohibiting, among other things, the renting, transferring or sale of a telecommunications license to foreign investors in any form. There is currently no official interpretation or implementation practice under the MII Notice. It remains uncertain how the MII Notice will be enforced and whether or to what extent the MII Notice may affect the legality of the corporate and contractual structures adopted by foreign-invested Internet companies that operate in China, such as ours. We have made inquiries with officials at MII but have not yet been able to obtain a definitive answer regarding implementation of the MII Notice and any implications on the legality of our corporate and contractual structures. If our ATA Online corporate and contractual structure is deemed by MII to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our ATA Online corporate and contractual structure is found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down a portion or all of our servers or blocking a portion or all of our web site;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to restructure our corporate and contractual structure;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance ATA Online’s business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.
     Realization of any of these events could materially and adversely affect our business, financial condition and results of operations.
     Our contractual arrangements with ATA Online may be subject to scrutiny by the Chinese tax authorities and create a potential double layer of taxation for our revenue-generating services conducted by ATA Online.
     We could face material and adverse tax consequences if the Chinese tax authorities determine that our contractual arrangements with ATA Online were not priced at arm’s length for purposes of determining tax liability. If the Chinese tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for Chinese tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for Chinese tax purposes, of deductions recorded by ATA Online, which could adversely affect us by increasing the tax liabilities of ATA Online. This increased tax liability could further result in late payment fees and other penalties to ATA Online for underpaid taxes. Any payments we make under these arrangements or adjustments in payments under these arrangements that we may decide to make in the future will be subject to the same risk.
     To date, no specific prices for the services to be performed by ATA Testing Authority (Beijing) Limited, or ATA Testing, under the contractual arrangements have been set, no such services have been performed, and no payments have been invoiced or made under any of the contracts between ATA Testing and ATA Online. Prices for such services will be set prospectively and therefore we do not currently have a basis to believe that any of the payments to be made under the contracts will or will not be considered arm’s length for purposes of determining tax liability. Prior to setting prices and terms under the contracts, we intend to engage a third party to review any proposed prices and terms to determine whether they would qualify as arm’s-length.
     Our contractual arrangements with ATA Online and its shareholders do not provide us with ownership interest in ATA Online. If ATA Online or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.
     We rely on contractual arrangements with ATA Online and its shareholders for operating, and for receiving the economic benefits from, our online test preparation services. However, these contractual arrangements do not provide us with ownership interest in ATA Online.
     These contractual arrangements are governed by Chinese or Hong Kong Law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with Chinese or Hong Kong Law and any disputes would be resolved in accordance with Chinese or Hong Kong legal procedures. If ATA Online or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under Chinese or Hong Kong Law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot be sure would be effective. For example, if Kevin Xiaofeng Ma were to terminate his employment with us, he would be obligated pursuant to these contractual arrangements to transfer his share ownership in ATA Online to us or our designee. If he were to refuse to effect such a transfer, or if he were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. However, the legal environment in the PRC is not as developed as in the United States and uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.
     The shareholders of ATA Online may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
     The shareholders of ATA Online, Kevin Xiaofeng Ma and Walter Lin Wang, are also beneficial holders of our common shares. They are also directors of both ATA Online and our company. Conflicts of interests between their dual roles as shareholders and directors of both ATA Online and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, these individuals may breach or cause ATA Online to breach or refuse to renew the existing contractual arrangements that allow us to receive economic benefits from ATA Online. Currently, we do not have existing arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of ATA Online, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.
     We may lose the ability to use and enjoy assets held by ATA Online that are important to the operation of our business if ATA Online goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
     To comply with PRC laws and regulations relating to foreign ownership restrictions in the Internet content distribution businesses, we currently conduct our operations in China through contractual arrangements with ATA Online. As part of these arrangements, ATA Online holds certain of the assets that are important to the operation of our online test preparation business. If ATA Online goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our online test preparation business operations, which could materially and adversely affect our business, financial condition and results of operations. If ATA Online undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our online test preparation business, which could materially and adversely affect our business, financial condition and result of operations.
     If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.
     On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006 the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.
     In the opinion of our PRC counsel, Jincheng Tongda & Neal Law Firm, CSRC approval was not required for our initial public offering because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company and (ii) our contractual arrangements with ATA Online do not constitute the acquisition of ATA Online. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
     The M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
     The M&A Rule establishes additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
     Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2008, only ATA Online had allocated RMB102,597 to statutory reserves. Our other Chinese subsidiaries had not allocated anything to these reserves and funds because they had accumulative deficits under PRC GAAP as of March 31, 2008. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
     The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.
     Under old PRC tax laws and regulations, effective until December 31, 2007, ATA Testing, ATA Learning and ATA online, had been granted preferential tax treatment by Chinese tax authorities. Specifically, these entities were given tax incentives that had the effect of (i) exempting them from enterprise income tax for their first three tax years following establishment; (ii) providing them a reduced enterprise income tax rate of 7.5% for the fourth through sixth tax years following establishment; and (iii) providing them a preferential enterprise income tax rate of 15% for tax years thereafter.

     In addition, national PRC tax authorities have indicated that preferential tax treatment granted to companies registered in high-technology zones, such as the Zhongguancun Science Park, should only apply if a beneficiary company’s operations are located within the high-technology zone. From their inception, the main offices of ATA Testing and ATA Learning and their employees have been located outside of the Zhongguancun Science Park. However, to date, the PRC tax authorities have not indicated, through their periodic audits or otherwise, that our PRC subsidiaries are ineligible for their preferential tax treatments. In the event the preferential tax treatment for any of ATA Testing, ATA Learning or ATA Online is discontinued, the affected entity will become subject to the standard PRC enterprise income tax rate. We cannot assure you that the local tax authorities will not, in the future, change their position and discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.
     In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, and in December 2007, the State Council promulgated the implementing rules of the New EIT Law, both of which became effective on January 1, 2008. The New EIT Law permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and introduces new tax incentives, subject to various qualification criteria. Furthermore, under the New EIT Law, entities that qualified as “high and new technology enterprises” will enjoy a preferential EIT rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation issued the Measures on Qualification of High and New Technology Enterprises, or Circular 172, on April 14, 2008, which provides detailed standards for “high and new technology enterprises”. According to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, enterprises that have previously been certified as “high and new technology enterprises” will pre-pay their EIT at a rate of 25% temporarily until they are re-certified as “high and new technology enterprises” under Circular 172. Under the New EIT Law, ATA Testing’s tax rate will be 25% for the calendar years from 2008 onwards; ATA Learning’s tax rate will be 9% for the calendar year 2008 and 25% thereafter; and ATA Online’s tax rate will be 0%, 0%, 11%, 12%, 12.5% for the calendar years from 2008 to 2012, subject to biennial recognition by the relevant tax authority, and 25% thereafter. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Taxation.” As a result of the above changes in EIT rates applicable to our subsidiaries in China, we expect our income tax expense to increase significantly in the coming years. While we may apply for qualification of our subsidiaries and in China as “high and new technology enterprises” under Circular 172 to reduce our income tax expense, we cannot guarantee that our application will be successful. In addition, the application process could be time-consuming and we will continue to be subject to the higher EIT rate before the application is granted. Such an increase in income tax expense could have a material adverse effect on our results of operations. However, since the new qualification criteria no longer require enterprises to be located in specified areas, our operations outside of the Zhongguancun Science Park will not be viewed as a factor of non-compliance.
     If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.

     The newly enacted PRC Enterprise Income Tax Law, or the New EIT Law, and the implementation regulations for the New EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and may receive dividends from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the New EIT Law. If we are required under the New EIT Law to pay income tax for any dividends we receive from our subsidiaries, our income tax expenses will be increased and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.
     Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.
     Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law defines “de facto management body” as an organization that exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise. Currently no interpretation or application of the New EIT Law and its implementing rules is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC shareholders, and future guidance may extend the withholding tax to gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”
     Chinese regulation of loans and direct investments by offshore holding companies or their Chinese subsidiaries or affiliates may restrict our ability to execute our business strategy.
     In order to execute our business strategy, we must invest the funds in our Chinese subsidiaries, through loans or capital contributions, and in our affiliated PRC entity, ATA Online, through loans. Under applicable Chinese laws, any loan made by us to ATA Testing or ATA Learning, both of which are foreign-invested enterprises, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. Loans by us to ATA Online, as a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with SAFE. We may also decide to finance ATA Testing or ATA Learning by increasing their registered capital through capital contributions. The Ministry of Commerce or its local counterpart must approve any capital contributions to ATA Testing or ATA Learning.
     A failure by us to obtain the necessary government approvals or complete any required registrations for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

     A failure by our shareholders who are Chinese citizens or resident in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under Chinese laws, which could adversely affect our business and prospects.
     In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 states that Chinese residents must register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the Chinese residents. On May 29, 2007, SAFE issued the Notice of Operation Guidance for Notice 75, or Notice 106, according to which Chinese resident shareholders in an offshore company which has at least two years operating history and has made investment in China can apply for registration under Notice 75. There is no deadline for such registration.
     We have urged our Chinese resident shareholders to register under Notice 75 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with Notice 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Risks Relating to Regulation of Our Business — Because we rely principally on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”
Risks Relating to the People’s Republic of China
     Substantially all of our operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
     Chinese economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could reduce our net revenues.
     The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause potential clients to delay or cancel computer-based testing and IT and vocational education projects, which in turn could reduce our net revenues.
     Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the industries in which we operate, which could harm our business.
     The Chinese government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the Chinese government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

     China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has contentious relations with some of its neighbors, most notably Taiwan. A significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to our business interests.
     The Chinese legal system embodies uncertainties that could limit the legal protections available to you and us.
     Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our Chinese operating subsidiaries, ATA Testing and ATA Learning, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors, and both are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our affiliated entity, ATA Online, is subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the computer-based testing services sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.
     Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our Chinese subsidiaries to obtain financing.
     A substantial majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our Chinese subsidiaries may also retain foreign exchange in their respective current account bank accounts, for use in payment of international current account transactions. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.
     Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

     Fluctuations in exchange rates could result in foreign currency exchange losses.
     Because substantially all of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
     The Renminbi has appreciated steadily versus the U.S. dollar since the Chinese government stopped pegging the Renminbi to the U.S. dollar in July 2005. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. During our fiscal year ended March 31, 2008, the Renminbi appreciated 10.1% versus the U.S. dollar. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
     Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
     Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may disrupt our business and operations.
     Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including a few confirmed human cases. Any prolonged recurrence of an adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of exams or classes to avoid students and others from congregating in closed spaces. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
     Natural disasters could disrupt the Chinese economy and our business.
     In May 2008, a major earthquake struck Wenchuan in the Sichuan province in southwestern China, causing significant damage to the area. The earthquake and its aftershocks caused great loss of life, injuries, property loss and disruption to the local economy. As a result of the earthquake, we experienced disruptions including cancellation of scheduled exams in certain areas in Sichuan. This earthquake or future geological occurrences could impact our business and the Chinese economy. A significant earthquake or other geological disturbance in any of China’s other more populated cities and financial centers could severely disrupt the Chinese economy, undermine investor confidence and have a material adverse effect on our business, financial condition, results of operations and prospects. We have yet to determine any impact on our results of operations, financial condition or business from the loss of students from our test-based educational programs as a result of the earthquake, but we currently do not believe that the May 2008 earthquake had a material adverse effect on our results of operations, financial condition or business. We cannot assure you, however, that this or future natural disasters will not have a material adverse effect on our results of operations, financial condition or business.

Risks Relating to Our ADS
     Stock prices of companies with business operations primarily in China have fluctuated widely in recent years, and the trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.
     The trading prices of our ADSs are likely to be volatile and could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.
     In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.
     The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
     Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
     As of August 25, 2008, there are 45,675,521 common shares outstanding. In addition, there are outstanding options to purchase an aggregate of 3,213,800 common shares, including options to purchase an aggregate of 2,268,269 common shares immediately exercisable as of the date of this annual report. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.
     A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
     Four of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai, Walter Lin Wang and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 69.7% of our outstanding common shares as of August 25, 2008. Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. SB Asia Investment Fund II L.P. has one board representative on our five-director board, and beneficially owns approximately 28.7% of our outstanding common shares as of August 25, 2008. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
     Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.
     Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:
•	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings; and

•	provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional common shares, including common shares represented by ADSs.
     These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.
     The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the ADRs, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.
     A holder of ADSs may exercise its voting rights with respect to the underlying common shares only in accordance with the provisions of the deposit agreement and the ADRs. We do not recognize holders of ADSs representing our common shares as our shareholders, and instead we recognize the ADS depositary as our shareholder.
     When the depositary receives from us notice of any shareholders meeting, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying common shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. You may not receive sufficient notice of a shareholders’ meeting for you to withdraw your common shares and cast your vote with respect to any proposed resolution, as a holder of our common shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying common shares, will result in your having less time to consider meeting notices and materials than holders of common shares who receive such notices and materials directly from us and who vote their common shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

     Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our common shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.
     Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our common shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:
•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the subject of the particular question would have a material adverse impact on our shareholders.
     The effect of this discretionary proxy is that, absent the situations described above, you cannot prevent our common shares underlying your ADSs from being voted and it may make it more difficult for shareholders to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.
     You may not receive distributions on our common shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.
     The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our common shares your ADSs represent. However, the depositary is not responsible to make a distribution available to any holders of ADSs if it decides that it is unlawful to make such distribution. For example, it would be unlawful to make a distribution to a holder of ADSs if it consisted of securities that required registration under the Securities Act but that were not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our common shares or any value for them if it is unlawful or unreasonable from a regulatory perspective for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
     You may be subject to limitations on transfer of your ADSs.
     Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or government body, or under any provision of the deposit agreement, or for any other reason.

      We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.
     Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.
      Certain judgments obtained against us by our shareholders may not be enforceable.
     We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Nearly all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. court judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom is resident in the United States and the substantial majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.
     Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in that same year established ATA Testing Authority (Beijing) Limited, or ATA Testing, as a wholly owned subsidiary in China. In November 2001 our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. The following year American Testing Authority, Inc. merged into ATA BVI and ATA BVI became our holding company.

     In June 2003, we established a Chinese joint venture company, ATA Learning (Beijing) Inc., or ATA Learning, with Yinchuan Holding. Initially, we held a 40% equity interest in ATA Learning. We also had a call option to acquire Yinchuan Holding’s 60% equity interest for RMB30 million, and Yinchuan Holding had a put option that would have obligated us, if exercised, to purchase Yinchuan Holding’s 60% equity interest for RMB30 million. In May 2005, we exercised our call option and converted ATA Learning into a wholly owned subsidiary of ATA BVI. As the primary beneficiary of ATA Learning, we have consolidated ATA Learning’s results of operations in our U.S. GAAP consolidated financial statements since ATA Learning’s establishment.
     We incorporated ATA Inc. in the Cayman Islands in September 2006 as our listing vehicle. ATA Inc. became our ultimate holding company in November 2006 when it issued shares to the existing shareholders of ATA BVI in exchange for all of the outstanding shares of ATA BVI.
     ATA Learning (Wuxi) Inc., or ATA Wuxi was established in January 2008, as a subsidiary of ATA Learning to operate our pre-occupational training programs business.
     We and our subsidiaries also previously held equity interests in the following entities:
•	In December 2001, ATA Testing established and held a 50% interest in a Chinese joint venture company, Beijing Sai Er Xingyuan Leadership Ability Testing Technologies Development Co. Ltd., or Sai Er Testing, with one other joint venture partner. In October 2005, ATA Testing sold its 50% equity interest in Sai Er Testing.

•	In April 2002, ATA Testing established a Chinese joint venture company, Jiangsu ATA Software Co. Ltd., or ATA Jiangsu, with two other joint venture partners, with ATA Testing holding 30% of the equity interest in ATA Jiangsu. In May 2006, ATA Jiangsu completed a voluntary winding up.

•	In April 2005, ATA Learning established Xiamen Wendu Software Education Investment Co. Ltd., or Wendu Education, with two other partners, with ATA Learning holding 40% of the equity interest in Wendu Education. In August 2007, ATA Learning completed the sale of its 40% equity interest in Wendu Education.
     We disposed these interests to eliminate these entities from our corporate structure and streamline our operations.
     For additional information on our organizational structure, see Item 4.C. “Organizational Structure.”
     Our principal executive offices are located at 8th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, People’s Republic of China, and our telephone number is (86-10) 6518-1122. Our website address is http://www.ata.net.cn. The information on our website does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States in CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.
B. Business overview
      Overview
     We believe that, based upon our industry experience, we are the leading provider of computer-based testing services in China, with the largest market share in terms of revenue in 2007. We also provide career-oriented, test-based educational programs and test preparation and training solutions in China. To comply with PRC law, we operate the online portion of our test preparation and training solutions business through a series of contractual arrangements with ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity owned by two of our founders and over which we do not have direct control or direct oversight. Our clients include professional associations, such as the China Banking Association and the Securities Association of China, which accounted for 17.7% and 11.4%, respectively, of our net revenues for the fiscal year ended March 31, 2008, Chinese governmental agencies, including the PRC Ministry of Labor, which accounted for 8.5% of our net revenues for the same period, well-known IT vendors, Chinese educational institutions, distributors of our test preparation software products, and individual test preparation services consumers. During the fiscal year ended March 31, 2008, approximately 12.8 million tests were delivered using our computer-based testing technologies and services.
     We began providing computer-based testing services in 1999. We offer comprehensive services for the creation and delivery of computer-based tests based on our proprietary testing technologies and test delivery platform. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, teaching, securities, insurance and accounting. Our test center network comprised 1,854 authorized test centers located throughout China as of March 31, 2008, which we believe is the largest test center network of any commercial testing service provider in China based on client feedback and our market experience. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide tests in a consistent, secure and cost-effective manner. We have delivered over 24 million tests as of March 31, 2008, including 10.1 million free tests, since 1999, and delivered tests to more than 470,000 test takers over two days, on May 31, 2008 and June 1, 2008 for the China Banking Association, through our test delivery platform.
     Leveraging our testing expertise, we have expanded into providing career-oriented educational services and test preparation and training solutions. In 2002, we began offering career-oriented course programs, which we market to Chinese educational institutions. We develop our course programs by integrating our testing technologies and services with IT learning content authorized by major IT vendors such as Microsoft China, Borland and Adobe. In March 2006, we began offering pre-occupational training programs, which allow students to obtain practical skills for specific job requirements. By integrating our testing technologies with test preparation and training content, we began offering targeted test preparation and training solutions for certain professional licensure and certification tests in the securities, insurance and teaching industries in 2006. ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China and the China Banking Association to help candidates across China prepare for these organizations’ professional licensure and certification tests, which are delivered through our test delivery platform. We also offer our NTET Tutorial Platform software for training teachers for certification under the National Teachers’ Skill Test of Applied Educational Technology in Secondary and Elementary School, or NTET test, which is delivered nationwide through our test delivery platform.
     Our proprietary technologies and know-how for the creation and delivery of computer-based tests are important to our service capabilities. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. We have also developed proprietary technologies for the creation and operation of advanced performance-based tests, such as our self-developed Dynamic Simulation Technology, which leading IT certification sponsors, such as Microsoft have adopted for their computer-simulated tests given around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats.
     Our total net revenues have increased from RMB69.0 million for the fiscal year ended March 31, 2006 to RMB84.9 million for the fiscal year ended March 31, 2007 and to RMB 172.1 million ($24.5 million) for the fiscal year ended March 31, 2008. We had net losses of RMB24.8 million and RMB16.8 million for the fiscal years ended March 31, 2006 and 2007, respectively, and net income of RMB 20.2 million ($2.9 million) for the fiscal year ended March 31, 2008.
Our Competitive Strengths
     We believe that the following competitive strengths have been instrumental in achieving our current market position and provide the basis for our continued growth:
     Early Mover Advantage and Leadership Position in the Computer-Based Testing Services Industry in China
     Testing has played a prominent role in Chinese society for centuries and continues to factor heavily in China’s educational system and professional associations’ and businesses’ assessment of job candidates and their qualifications. While most tests are still conducted using traditional pen-and-paper formats, governmental and other test sponsors have begun migrating tests to computer-based formats. We began developing and marketing computer-based testing technologies and services in 1999 to test sponsors to help them more efficiently, securely and cost-effectively deliver their computer-based tests. We are also the only Asia-based member of the Association of Test Publishers, a widely recognized testing services trade association, which we believe further enhances our reputation in the testing services market in China.
     By entering this market early in China, we have been able to secure long-standing relationships with many of China’s most desirable and prolific test sponsors and become the first computer-based testing services provider for many of our clients. Entering this market early is important because many clients are reluctant to switch testing service providers once they have chosen one because of a desire to maintain consistency and stability from year to year in the test delivery format. In addition, switching testing service providers requires significant time and costs and often raises concerns about data security. Consequently, we believe that as long as our testing platform consistently meets our clients’ test delivery requirements, they are likely to continue to use our testing platform and to focus their testing-related resources on creating and updating the content of their tests for use with our testing technologies and test delivery platform.
      Ability to Provide Sophisticated and Large-Scale Testing Services
•	Track record of delivering large-scale computer-based tests. Through years of experience serving major test sponsors in China, we have developed considerable expertise in the delivery and administration of large-scale nationwide computer-based tests. Building upon this expertise, we have developed an advanced, secure and comprehensive test delivery platform. We believe that, based upon our industry experience, we were the largest deliverer of computer-based testing services in China by revenues in 2006. We have delivered over 24 million tests as of March 31, 2008, including 10.1 million free tests, since 1999, and delivered tests to more than 470,000 test takers over two days, on May 31, 2008 and June 1, 2008 for the China Banking Association, through our test delivery platform.

•	Extensive test center network and scalable test delivery platform. Our extensive test center network and E-testing platform technologies provide the software and hardware necessary to ensure the stable, cost-effective, secure, accurate and easy-to-manage delivery of large-scale computer-based tests. Our nationwide test delivery network, comprised of 1,854 ATA authorized test centers located across China as of March 31, 2008, provides us with a distinct competitive advantage over our international and domestic rivals, none of which possess test center networks in China of comparable size to ours. We believe that it will be difficult and costly for others to replicate our nationwide test center network. Complementing our test center network, our E-testing platform provides us the technological platform to handle simultaneous delivery of computer-based tests in multiple locations. Our E-testing platform incorporates a flexible and customizable set of technologies covering all stages of the test delivery process from test item compilation and storage to test scoring and results analysis. Once a client’s test has been customized for delivery through our E-testing platform, we can increase the size and volume of tests delivered easily and at relatively low additional costs. We believe that the large and increasing scale of our computer-based test delivery platform combined with its reputation for reliability, stability and flexibility in the testing market in China, provides a significant barrier to entry for potential competitors.

•	Flexible and customizable testing services. Our computer-based testing technologies and services are designed to maximize flexibility and adaptability, which allows us to customize our services to meet each client’s specific testing needs. The long history and diversity of China’s testing market make standardization of testing platforms and formats difficult in China. As a result, flexibility and customization in testing services and test delivery platform are important in China’s testing services market. Our E-testing platform is composed of a standardized “core” testing software system around which we have developed customizable parameters that may be configured to meet each client’s specific needs. Using our E-testing platform as the basis, we work closely with each test sponsor client to develop a customized service plan that matches their technical and performance requirements. The flexibility of our technologies and services are especially important to clients with multiple test requirements, as they can use our testing platform for their various computer-based testing needs.

•	Advanced performance-based testing and test security technologies. We have developed proprietary technologies as well as sophisticated and flexible software applications for the development and delivery of advanced performance-based tests. Our Dynamic Simulation Technology for the creation and operation of performance-based tests with computer-simulated environments has been licensed by Microsoft since 2003 for use with Microsoft Learning Products and Microsoft Certified Professional Exams delivered globally. As of March 31, 2008, approximately 470,000 Microsoft Certified Professional Exams had been delivered around the world using our proprietary testing technologies and interface. We also offer specialized test security systems that combine traditional communication security techniques, such as the separation of test content into data fragments, with the use of cutting-edge data security technologies, such as encrypted data, digital algorithms and electronic authorization keys, which we believe are among the most advanced in the global computer-based testing services market. We believe that computer-based test sponsors are concerned with test data security and that our test security technologies and systems are recognized as meeting the highest standards in the industry.
      Established Relationships with Key Test Sponsors and Leading IT Vendors
     Client relationships are critical to our success and we continue to strengthen our collaborative relationships with key clients, including since 2000 the PRC Ministry of Labor, for which we have delivered 472,761, 649,406 and 916,038 tests in the fiscal years ended March 31, 2006, 2007 and 2008, respectively. We have also developed relationships with other Chinese governmental institutions that sponsor tests, such as the Ministry of Education, with which we have worked to develop our career-oriented course programs since 2002 and more recently our NTET Tutorial Platform software. In addition, we have developed relationships with various key professional services organizations, such as the Securities Association of China, the China Futures Association, the China Banking Association and the Insurance Association of China.
     Beginning with Microsoft in 2002, we have entered into cooperation agreements with leading IT vendors, such as Adobe, Borland, Corel, Digital China, H3C, Trend Micro and Turbolinux, for the development of performance-based and application-driven educational programs and tests. Our deep knowledge of career-oriented education content acquired through our relationships with leading IT vendors and with test sponsors has provided us with the ability to create career-oriented educational programs curricula designed to teach practical skill sets and effectively assess the student’s application of these skill sets.
      Experienced Management Team
     We have an international management team with extensive experience in computer-based testing, education services and software development. Several members of our senior management team have significant experience working with Chinese government controlled entities and several have worked with leading companies in the computer-based testing and education industries, such as Microsoft Learning, Pearson VUE and Prometric. The combination of skills and experience of our senior management team has allowed us to solidify our relationships with a diverse group of clients ranging from Chinese governmental ministries to the world’s leading IT vendors to academic institutions and other organizations in China.
Our Strategy
     Our mission is to extend our position as the leading provider of computer-based testing services in China, and expand our career-oriented educational programs and test preparation and training solutions in China, by pursuing the following strategies:
     Continue to Seek Opportunities in Licensure and Certification Testing Services
     As China’s economy and service sector continue to develop, governmental agencies, industry associations and private businesses are increasingly using licensure and certification tests to identify qualified professionals. We believe the number of people seeking careers in professions that require licensure and certification is growing, and will continue to grow, rapidly. In order to certify increasing numbers of people, the number and scale of licensure and certification tests will continue to grow, which offers us an opportunity to expand into additional industries requiring licensure and certification. We will continue to identify industries where traditional licensure and certification tests can be adapted to our computer-based testing methods to leverage our computer-based testing expertise and technologies and our extensive test delivery network. We actively promote computer-based testing and our services to sponsors of traditional-format tests by educating them about the benefits of computer-based testing. In addition, we will continue to seek opportunities in industries that will require progressively advanced levels of licensure and certifications, such as different levels of certifications for securities, banking or insurance industry professionals. We believe that such additional levels of licensure and certifications will increase both the number of tests delivered through our test delivery platform as well as bring additional users to ATA Online’s Internet test preparation web sites.
      Further Enhance Our Technology and Expand Our Test Center Network Reach
     Our test content creation and delivery technologies are important components of our products, services and market leadership. We will continuously upgrade our test content creation technologies and delivery systems in order to provide best-in-class testing services at competitive prices to our clients. In addition to periodically updating our E-testing platform technology, we are working on the commercial implementation of advanced testing technologies, such as speech recognition engines and more advanced simulation of real environments. We plan to incorporate these technologies into our service offerings as well as to license certain advanced technologies to leading international IT vendors and test preparation companies. We also intend to promote our self-developed computer-based testing interface technology and data specification standards as industry standards. At the same time, to respond to the rapidly increasing demand by Chinese test sponsors for nationwide, large-scale tests, we will continue to expand our network of authorized test centers, especially in smaller cities and less developed provinces of China.
     Leverage Our Testing Service Strengths to Expand Our Test Preparation and Training and Educational Program Offerings
     We believe that people spend significantly more time and money on test preparation and training and learning exercises than on actual test taking. Moreover, we believe that the importance attached to tests and test results in China encourages people to spend significant amounts of time and money to seek advantages over other test takers. Our experience and leadership position in providing computer-based testing services provides us with an effective platform from which to expand our service offerings into test preparation and training and educational services.
     ATA Online launched online test preparation Internet web sites in coordination with the Securities Association of China in November 2006 to help the large number of candidates across China prepare for professional licensure and certification tests conducted by this professional association that are delivered using our testing technologies and platform. In addition, the market for continuous training to maintain professional qualification status and certification via training is expanding in China. While there are no specific tests to prepare for, candidates typically must satisfy certain minimum training hours requirements and answer certain quizzes in order to maintain qualification or gain new certification status. ATA is adopting some of our online test preparation platform technologies to address these training opportunities. In relation to our educational service offerings, which are currently aimed at students majoring in IT-related subjects, we plan to develop career-oriented course programs for students preparing for careers in the financial services industries, including securities, futures, banking and insurance. Our goal is to leverage our relationships with key test sponsors to provide comprehensive services along the entire education value chain, from learning to test preparation to testing.
      Increase Recognition of our “ATA” Brand
     As we expand our test preparation and training solutions, our brand, which we believe is currently well-recognized among test sponsors and educational institutions, will become increasingly critical to our success. We intend to establish the ATA name as the leading provider of quality computer-based testing and test preparation and training solutions in China. We believe our familiarity with testing procedures and test content will allow us to establish our market credibility and position us favorably as a leading test preparation and training solutions provider. We promote wider recognition of our “ATA” brand among test takers by placing our logo prominently outside ATA authorized test centers and in test and course program materials. We also engage in on-campus marketing activities through prominently placed marketing materials, such as posters and other advertising means.
     Pursue Selective Strategic Acquisitions and Alliances
     We believe that selective acquisitions of and alliances with complementary businesses can further broaden our service offerings, attract additional clients and strengthen our service quality. We intend to seek acquisition and alliance opportunities in the areas of testing, test preparation and education that can enhance the scope of our products and services. We intend to pursue any acquisitions and alliances with prudence and only consider opportunities that are strategically complementary and can add long-term value to our shareholders.
Our Products and Services
     Our primary product and service offerings currently include:
•	computer-based testing development and delivery, which includes our computer-based test delivery platform and services, our ATA authorized test center network and our test content creation technologies and services;

•	career-oriented educational services, which include single course programs, degree major course programs and pre-occupational training programs; and

•	test preparation and training solutions, which include test preparation and training platforms for the securities and banking industries and test preparation software for the teaching industry.
     Revenues from testing services, including our computer-based testing development and delivery accounted for 26.3%, 29.0% and 45.4% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Revenues from test-based educational services, including our career-oriented educational services, accounted for 50.9%, 50.4% and 28.2% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Revenues from test preparation and training solutions accounted for 0.5%, 11.9% and 21.5% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively. Our other revenues, including revenues from licensing fees paid to us by operators of our ATA authorized test centers, issuance of certificates delivered to passing candidates, test content creation services, teacher training, sales of educational compact discs and textbooks, sales of testing peripherals, accounted for 22.3%, 8.7% and 4.9% of our total revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.
     Computer-Based Testing Development and Delivery
     We have developed a series of technologies and service solutions for the development and delivery of computer-based tests. Our comprehensive E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver tests on a large scale in a consistent, secure and cost-effective manner. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

     We have assisted our clients in creating and delivering a wide range of computer-based tests, including:
•	licensure tests administered by governmental agencies that test the competence of candidates for positions with various governmental agencies or for certain types of jobs, and public exams administered by provincial-level human resources bureaus;

•	professional association or qualifications tests required by governmental agencies or industry associations that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:
•	the Qualifications Exam for Individuals Engaged in the Securities Industry, designed and administered by the Securities Association of China under the supervision of the China Securities Regulatory Commission;

•	the Insurance Agent Qualifications Exam, designed and administered by the Insurance Association of China under the supervision of the China Insurance Regulatory Commission;

•	the Certification of China Banking Professionals Exam, designed and administered by the China Banking Association under the supervision of the China Banking Regulatory Commission;

•	IT vendor tests that assess the technical skills and competence of IT professionals in relation to specific types of IT applications, computer operating systems or other IT skill sets, and that allow test takers to obtain a professional license or certification in a specific subject area, job title or career path; and

•	enterprise assessment tests that various enterprises use for internal personnel assessment purposes.
     Computer-based test delivery platform and services. We offer our clients a comprehensive set of services for the compilation, delivery and analysis of computer-based tests as well as logistical services such as test registration, scheduling and fee collection. Our E-testing platform incorporates a number of technologies and protocols designed to ensure the stable, cost-effective, secure, accurate, fast and easy-to-manage delivery of computer-based tests on a large scale. Our E-testing platform is flexible and is easily customized for many types of test content and the specific requirements of the test sponsor. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion.
     Our E-testing platform includes the following services, which we also offer individually depending on the test sponsor’s needs:
•	installing our ATA E-testing platform on the client’s computer system to assist with centralizing administrative matters relating to the test or, in the case of repeat clients, upgrading the existing platform as necessary, for new tests;

•	providing technical support throughout the testing process;

•	uploading test information and performing test rehearsals and final testing environment control; and

•	processing test scores, summarizing and analyzing test scores and results.
     We also offer a number of logistical support services relating to test administration that we incorporate into the licensing fee for our test delivery platform based on a client’s individual needs. These support services include:
•	managing test taker registration and scheduling;

•	managing test taker fee collection;

•	arranging test stations and pre-test training of staff at each ATA authorized test center;

•	providing test data management, such as test score publishing; and

•	preparing and delivering certificates for test takers who have passed the test sponsor certification requirements.
     ATA authorized test center network. To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Hong Kong, which we refer to as our ATA authorized test centers. In 2005, the number of ATA authorized test centers in our network reached 1,500. As of March 31, 2008, we had contractual relationships with 1,854 ATA authorized test centers, of which 1,302 had hosted tests delivered through our testing platform during the preceding 24-month period. 1,306 of our authorized test centers possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions. Our ATA authorized test center network is especially important for many of our government and industry association test sponsor clients that need to regularly administer large-scale tests across China. Our IT vendor clients value the ability of our ATA authorized test centers to broaden the base of potential test takers, allowing them to increase the number of certified professionals competent in the operation and use of their products and technologies.
     The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2008:
     We do not own any of our ATA authorized test centers but instead enter into a standard form of contract with qualified independent operators to act as ATA authorized test centers. Most of our ATA authorized test centers are owned by Chinese vocational schools, which we believe enhances the quality and dependability of the centers. Under our contracts with the test centers, we license our ATA E-testing platform technology and provide ongoing technical support and training during the contract period. We require each test center to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations. We assist our clients in liaising and coordinating testing arrangements with our ATA authorized test centers.
     Our ATA authorized test centers are divided into general test centers, which offer a wide range of tests and have the right to use our “ATA” brand name and logo, and special test centers, such as Microsoft Learning Centers, with which we enter into contracts to carry out specific tests for specific test sponsor clients. We receive license fees from our test center operators in the form of either a single initial license fee or a combination of initial license fee and annual continuing license fees. Under either fee arrangement, our licensees can extend their licensing agreement with us indefinitely.
     Test content creation technologies and services. We offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. Our Dynamic Simulation Technology provides the format for creating, illustrating, running and scoring tests in a virtual computer environment that accurately and realistically simulates the operating environment and functions of the software applications being tested without requiring the installation or use of those applications.
     We have also developed two non-simulation core testing technologies: Real Environment Technology and ATA Markup Language. Our Real Environment Technology is used for creating, illustrating and running performance-based tests and learning exercises that operate within the actual operating system or software application being tested. For the creation and illustration of traditional knowledge-based test items, such as multiple-choice questions, we developed our ATA Markup Language, which is an XML-based language for writing and illustrating computer-based test questions using traditional question-and-answer formats.
     We directly generate revenue from our test content creation technologies through the licensing of our technology. For example, we have agreements for the license of our Dynamic Simulation Technology and related simulation authoring tools to international IT certification sponsors, such as Microsoft, and third-party test preparation companies for the creation of test items and test preparation course exercise items for Microsoft Learning Products, including Microsoft Certified Professional Exams, delivered to students and test takers all over the world.
     Creation of effective and user-friendly computer-based tests involves a multi-step process, including:
•	Test design. Our content development consultants work together with the client to determine the test purpose, intended audience, test objectives and required competency level to formulate an overall test outline. We then arrange for the client to work with our subject matter experts, or to engage outside subject matter experts with specific experience in the subject area, to work with us on the scope of knowledge covered by the test and to design and author specific testing items for required knowledge points.

•	Test item authoring. Based on the test outline and using our advanced test engine technologies, we work together with subject matter experts to create test items designed to determine a test taker’s proficiency and speed in solving both practical and conceptual problems. The test items are designed to support immediate test scoring and results analysis. Test items generally fall into two types: multiple-choice items and performance-based items. Once all of the test items have been created, our content development consultants and subject matter experts commence a review to ensure the validity of each test item, clarity of language and overall quality. All of the test items are deposited in a master test item pool.

•	Test form and item bank construction. Once the test items are ready, we set test item parameters to be used for building up test item banks to enable test forms to be formulated. Test forms with equal level of difficulty are generated through random item selection from the test item bank based on the pre-defined blueprint of the test to ensure fairness across test forms.

•	Final user acceptance beta test. Before publication, the test undergoes a final user acceptance beta test during which volunteer test takers take the test and provide feedback. Based on the test results from the beta test, we are able to evaluate the efficacy of the test, eliminate problematic test items and otherwise fine tune the test items to ensure quality.

•	Continuous upgrades through analysis and user feedback. As we deliver tests in real-world environments, we monitor and analyze the quality and adequacy of the test content and make upgrades as we develop or adopt new technologies and techniques. We also communicate with test users and collect feedback from the test sponsors and test takers to ensure that desired improvements are made in a timely manner.
     Depending on the client’s needs, we can perform some or all of the above steps for each client. For example, in some cases, clients may have already created all of the test items and may only require us to build the test using our ATA E-testing platform. Computer-based tests can also be designed for delivery as on-going tests, which can be taken by the test taker at any time at his or her choice, for example by downloading the test from the client’s web site, or as regularly scheduled tests, which must be taken by test takers at a specified time with advanced scheduling required.
     We usually offer test delivery services and test content creation services as an integrated package and collect a fixed fee per test per test taker. The fee we charge depends on the length and complexity of the test, the amount of effort it takes to transform the testing content into a computer-based test format and other factors in the test development and administration process, such as security levels and the amount of logistical services provided.
      Career-Oriented Educational Services
     In late 2002, in line with Chinese government policies promoting the development of career-oriented educational services and incentives for greater investment in vocational schools, we began developing educational course programs to be taught at educational institutions across China. With a focus on IT industry and vocational certification, this became our first effort to expand into the educational and test preparation market by leveraging our strong capabilities in test delivery. Our educational services package the testing and certification component of our testing services with licensed learning materials to provide an integrated learning and assessment solution. Many of the tests contained in our course programs have incorporated our advanced performance-based testing technologies to encourage hands-on real-world interactive learning experiences to replace the theoretical modes of learning which are no longer favored by many students, teachers and pedagogy scholars.
     Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs. We market these educational services to universities and vocational schools throughout China, often through regional marketing agreements with computer science or other relevant academic departments in key regional schools. Our educational services allow academic institutions to provide more career-oriented content and practical skills to assist their students in more easily securing employment with leading IT industry businesses, which increasingly favor job candidates with real-world experience in operating and trouble-shooting their products and technologies. At the same time, our educational services are attractive to IT vendors and other certification providers as they help to increase the market prevalence and acceptance of the software applications and technologies taught in the course program by “hooking” students onto those technologies and by motivating employers to adopt the technologies due to the larger talent pool proficient in operating them. We plan to expand our career-oriented educational service offerings beyond the IT industry by developing similar programs for students looking for careers in banking, securities, insurance and other industries in which we have relationships with key licensure and certification providers.
     Single course programs. Each single course program we offer is typically centered on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. We work closely with both the certification providers, which are usually well-known IT vendors, and the academic institutions to ensure the course and final exam content fully satisfies all of their respective requirements and maximizes the student’s learning experience.

     Upon successful completion of the course work and related computer-based examination, the student will obtain a qualification certification from the IT vendor or other certification provider as well as academic credit from the student’s school. These courses are designed both for IT major students and non-IT majors. We contract with academic institutions to license the course program for the course period, which usually lasts for one academic semester. The license can be subsequently renewed for each new course semester. We generally provide the following services to the academic institution as part of our course programs:
•	installing the ATA E-testing platform on the school’s computer system or, in the case of a renewal of the course license, performing an upgrade of the existing platform for the new course;

•	at the beginning of each course period, providing students and teachers with course materials, which include textbooks, compact disks, visual lab equipment, slides, flash video case studies and exercise items;

•	during the course period, providing ongoing support relating to the course and test software and the course materials, such as content updates, software upgrades, telephone support for teachers and students, online support including downloadable teaching guides, articles by well-known instructors and sample test materials available at our web site;

•	at the end of each course period, uploading authorization information to permit the school to administer the final exam;

•	delivering a second exam at no extra charge to each enrolled student who fails the final exam on the first try;

•	on request and subject to additional fees, providing training sessions for course teachers during the summer or winter holidays for a separate fee charged to the schools, which we record as training revenue; and

•	where necessary, preparing and delivering certificates for test takers who have passed the test certification requirement.
     We charge educational institutions a fixed fee for these services on a per-student, per-course basis based on our perceived market value of the certification to be awarded to the student at the completion of the course.
     Degree major course programs. Our degree major course programs are designed to be career-oriented, helping graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets that can best prepare them for particular job types and careers and, in some cases, the specific requirements of certain well-known IT vendors. Generally, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. When designing a degree major course program, we first work with the IT vendors to define a job type or career path and to design a course curriculum that enables students to acquire the sets of knowledge and practical skills required to perform the job and become certified operators within that area. We then design what we refer to as a “learning roadmap” for each job type, which includes a set of core, compulsory courses and additional elective courses that students can choose from based on the specific career path they intend to pursue. We work with IT vendors and the course instructors to ensure that the courses are taught in an interactive and dynamic manner making maximum use of our advanced performance-based learning and testing technologies. In August 2007, we entered into a cooperation agreement with Tsinghua University to develop IT degree major course programs to be taught at post-secondary educational institutions incorporating course content developed by Tsinghua University. Due to a change in current market conditions and the Company’s business plan, there have been no business transactions between the Company and Tsinghua University for the 12 months ended March 31, 2008 and there were no outstanding receivables and payables with Tsinghua University as of March 31, 2008. The Company is in the process of negotiating with Tsinghua University to revise the terms under this agreement. See “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for a discussion of our agreement with Tsinghua University.

     Our contracts with academic institutions for degree major course programs are similar to our contracts for single course programs. We license the various single course programs contained within the degree major course program to the schools for the duration of the degree major course program period. We also provide substantially the same support and other services as we provide for single course programs. We charge schools on a per-student, per-course basis based on our perceived market value of both the individual certifications to be awarded at the completion of each course and the overall degree to be awarded to the student at the completion of the degree major course program.
     Pre-occupational training programs. Vocational school students in China are generally required to spend one semester prior to graduation in an internship. However, many student’s have difficulty finding quality internships that provide the opportunity to hone practical skills prior to entering the job market. To provide these students with more alternatives, we have worked with vocational schools and our IT vendor clients to develop pre-occupational training programs to help meet the internship requirement. These programs, which we began offering to vocational school students in March 2006, provide students with a simulated internship environment replicating what these students would experience in an actual internship. Students are organized into small groups and given a series of specific job tasks, with each student’s role within the small group changing at intervals during the program period. A typical pre-occupational training program will last two to three months. Software applications using our performance-based testing technology help guide and monitor the student’s progress in completing the required tasks and are able to provide constant feedback to enhance the learning experience and improve the student’s performance. Upon completion of the pre-occupational training program, the students receive the internship credits necessary to graduate.
     To date, we have developed pre-occupational training programs for three different job types: software development, network management and multimedia design, the latter including skills related to Adobe and Macromedia products. Each pre-occupational training program is designed to prepare the student for an actual job position in the IT department of a company or in the software development business.
     Our pre-occupational training programs are offered principally to students enrolled in schools offering our course programs and are particularly well-suited for students taking one of our degree major course programs. We cooperate with the school to arrange for space and the provision of resources for the pre-occupational training programs. In some cases we license the materials and provide trained supervisors to the school in exchange for a per-student fee paid by the school. In other cases, we directly collect fees from the students and pay a portion of that fee to the schools that provide space and equipment for conducting the pre-occupational training programs.
     Test Preparation and Training Solutions
     In late 2006, we began offering test preparation and training solutions by integrating our testing and assessment technologies with test preparation content targeted at professional licensure and certification tests in China. Building on our established reputation in, and in-depth understanding of, the Chinese market for professional licensure and certification tests in the securities, futures, banking, insurance and teaching industries, we began offering test preparation and training programs and services to test candidates preparing to take professional certification tests in these industries.
     Online test preparation and training platform for the securities, insurance and banking industries. Leveraging the increased scale of ATA-delivered securities, insurance and banking professional licensure and certification tests, in November 2006, ATA Online launched online test preparation Internet web sites in coordination with the Securities Association of China. These web sites were launched to provide a flexible and scalable platform aimed at helping test candidates across China to practice and prepare for professional licensure and certification tests delivered by ATA. Test preparation customers gain access to Internet web sites that contain the latest test related topics, preparation materials provided by the test sponsors and streaming video teaching sessions and practice tests developed by ATA. A stored value card-based credit system allows each customer unlimited use of online mock testing during a specified service period, which normally ranges from 90 to 180 days from the date of activation of the card. These cards are sold directly to test candidates or to our test sponsor clients, who then distribute the stored value cards nationwide to interested test candidates.

     Starting in 2007, the China Securities Regulatory Commission, with our assistance, began to more vigorously track and enforce mandatory continuing professional training requirements for licensed securities professionals. Each licensed securities professional must satisfy an annual minimum hourly training requirement to maintain their securities license. In response, ATA Online upgraded its securities test preparation web site to allow securities professionals to meet the continuous professional training hours requirement. We plan to market similar test preparation and training web sites to our other test delivery clients to assist them in launching nationwide, scalable and flexible test preparation and training programs.
     NTET Tutorial Platform — test preparation software for the teaching industry. In November 2006, we began offering software comprising a comprehensive set of training materials for preparing teachers for certification under the NTET test, which is conducted by China’s Ministry of Education and delivered through our test delivery platform and test center network. This software package, which we refer to as our NTET Tutorial Platform, is installed on a school’s computer system and offers teachers access to user-friendly and interactive tutorial programs, practice questions and learning exercises through the school’s intranet. We sell our NTET Tutorial Platform primarily through provincial and local distributors. We plan to offer additional services for teachers preparing for the NTET test and upgrades to our NTET Tutorial Platform through our web site. We also plan to offer similar software programs to junior and middle schools for use in relation to courses and tests given to students.
Our Technology
     We believe our proprietary technologies and software applications are one of our major strengths and we have devoted significant resources to the development of technologies for the creation and delivery of advanced computer-based tests. These include our E-testing platform, test content creation and management tools, advanced performance-based testing technologies and web-based applications.
     E-testing Platform
     Our E-testing platform, which we also refer to as ETX, is composed of a set of tools and applications for facilitating the computer-based testing process. ETX includes a network sub-system for managing and transferring test content, test taker information and test results data in a secure and efficient manner and incorporates centralized servers, test site servers, test site management computers and individual testing computers. ETX is compatible with different testing modes, such as daily tests, on-demand tests and centralized tests. All of our ETX applications have been written using C++ and Microsoft .NET and run on all PC-based Windows operating systems, including Windows 98, 2000, 2003 and XP. We have also designed them to support multiple database management systems, including SQL, Oracle and DB2.
     Our ETX software applications are designed to handle large-scale testing environments and are capable of transmitting, receiving, processing and storing large amounts of information in a short time span. We currently have the capability to deliver more than 1,000,000 tests per day using our 30 servers. In order to avoid bottle-necks or system crashes during the process of transmitting data for large-scale examinations, we employ load balancing equipment, which is designed to ensure that data flow is evenly distributed among our servers. As our current load balancing equipment can support up to 200 servers, we have the capability to expand our data transmission capacity by deploying additional servers. We periodically upgrade our equipment and software applications to handle increasing testing volume as required.
     Test Content Creation and Management Tools
     We have developed proprietary software applications and tools for the creation, illustration and operation of computer-based tests. These software applications include test item authoring tools, which are used to create and revise the visible display and operation of test items, and test engines, which are required to run tests and exchange test data on specific testing platforms. We have developed test item authoring tool applications for our Dynamic Simulation Technology, our Real Environment Technology and our ATA Markup Language. We have also developed other authoring tools, such as user interface cloning and translation software, for increasing the efficiency of the test content creation and revision process. To meet individual client needs, we have developed test engine applications for integrating tests using our testing technologies on multiple testing platforms. For instance, we have developed test engine applications that allow running Dynamic Simulation Technology tests on our own test delivery platform, on Microsoft’s test port and on other test platforms. Our test item authoring tools and test engine applications are all coded in the C++ programming language and are compatible with Windows operating systems.
     We have developed test item management tools for managing test item banks and test question forms for individual tests. These tools offer multiple functions, including the creation and management of test blueprints by test sponsors and the indexing of test items according to properties such as difficulty, question format and knowledge points, thus allowing the compilation of individual test forms in conformance with the test blueprint.
     We have also developed our ATA Markup Language for the creation and illustration of knowledge-based test items that require the test taker to respond to specific questions in a traditional question-and-answer format. While less sophisticated than our performance-based testing technologies, ATA Markup Language remains a key technology for our large base of clients who contract with us for the conversion of paper-based tests to computer-based tests. In addition, many performance-based tests also include traditional multiple-choice questions created and run using our ATA Markup Language and related software applications.
     We upgrade and enhance all of our test content creation and management software applications on a regular basis. To reduce time and costs associated with upgrading related materials already used in previous versions, our systems upgrades are all compatible with earlier versions.
     Advanced Performance-Based Testing Technologies
     We have developed technologies for delivering both computer-simulated and real-environment performance-based tests. Our Dynamic Simulation Technology, or iDST, allows simulation of complicated operating systems, software applications and network environments. We have developed performance-based testing and learning materials based on iDST to enable the assessment of a test taker’s ability to perform real-world tasks while avoiding the use of real systems, which can be costly and risky in terms of real data or configurations being corrupted when conducting certain tasks, such as disk formatting or multi-server network configurations. iDST is designed to provide maximum interactivity and allow the test taker to go down multi-level testing paths where each new action will lead the test taker to a different set of questions and problems.
     The current version of iDST, version 4.6, is an interpreter-based simulation technology, which represents our fifth generation of simulation testing technologies, as shown in the table below:
     Interpreter-based simulation offers high flexibility, adaptability to most applications, low disk space usage and short lead times for developing new tests once the system is in place. Based on feedback from our clients, we believe we are the only company in the world that has developed and is marketing interpreter-based simulation technology for testing and educational use. For this reason, we believe our iDST is the world’s leading technology for the creation and illustration of performance-based tests through simulation.
     We have also developed Real Environment Technology, which is another testing technology for creating, illustrating and running performance-based tests. Like iDST, our Real Environment Technology allows for the creation of test questions requiring the test taker to operate software applications to solve real-world problems. Unlike iDST, however, test content using our Real Environment Technology is built on top of the underlying software application and requires the installation of the underlying software applications that the test taker is being asked to operate. Real Environment Technology is particularly suitable for testing MS Office, Adobe Photoshop and Autodesk AutoCAD.
     All of our advanced performance-based testing technologies have been developed in-house, and none incorporates any third-party intellectual property.
     Web-Based Applications
     ATA Online provides web-based services to and on behalf of clients with related applications, such as a customer service web portal for test candidates and an online payment portal that can be used to collect fees for ATA Online’s online test preparation programs. ATA Online’s online payment portal is linked to IPS, which we believe is one of the most reputable online payment service providers in China. All of ATA Online’s online services and applications may be accessed by users using standard web browsers and do not require installation of custom software on a user’s computer. Parts of our test delivery system also operate via the Internet through a closed client-server network between our centralized servers and client computers located at the test sites.
Data Storage and Security
     One of the most important aspects of our computer-based testing services is ensuring the integrity and security of the test-taking process. To accomplish this, we use multiple technologies and methods to ensure the security of test content, test results and other sensitive data used or obtained in relation to our services.
     We have developed and implemented the following technologies and measures to protect security throughout all stages of test development and delivery:
     Preparation and Storage of Test Items
     To reduce the risks associated with potential unauthorized disclosure or misuse of test questions by ATA personnel during the process of creating test item banks, we divide test item authoring and management tasks among multiple persons and limit each person’s access to the test item content through the use of access permissions. Each test item author is only responsible for creating a limited amount of test item content and is permitted access only to that content for which that person is responsible. As a result, no one has full access to the contents beyond his or her scope of work. Test item bank managers receive limited permissions and are not given access to view the content of individual test items. Moreover, our test item authoring and test item bank management tools record and track all access and modifications to test items or the test item pool to detect any breaches to the security protocols. Once the test item banks are created, the content is encrypted and stored on our secure central servers or the client’s servers. Our servers are located in a central machine room operated by one of the most well-established server hosting service providers in China. These servers are protected by firewalls and stored using NetApptm equipment, which permits real-time back-up. We encrypt all test item banks using our self-developed encryption technologies, which prevent decryption or reverse engineering through the use of electronic fingerprinting, anti-tracking and trapping technologies.
     Creation of Test Forms and Transmission of Test Materials to the Test Site
     Our software applications automatically compile individual test forms from the test item bank according to the test blueprint and pre-arranged parameters. During this process, no access or viewing of the content of individual test items is permitted and all steps in the process are digitally recorded. The encrypted test forms are delivered to the test site’s server either on hard disc or through a secure network, generally one day before the day of the test. The relevant information on each test taker is separately transferred in encrypted format to the test site via the Internet. A hardware dongle containing an encrypted time stamp is used to ensure that the test begins and ends on time. A hardware dongle is a hardware device that must be inserted into the USB port of the test site’s central computer to decrypt and operate the test content. We design our own hardware dongles, which incorporate ATA-owned integrated circuit technology, and outsource its production to multiple factories in China. A decryption algorithm used along with the hardware dongle to complete decryption of test materials and commence the test.
     Conduct of the Test
     We train all test center personnel on protocols and supervision techniques to be used during test time. Test center administrators confirm test takers’ identities through photographs, fingerprints and other biometric data. We also issue to each test taker upon registration a password that must be inputted on the test day to start the test. Once the test session has begun, software installed as part of each test tracks all actions and operations taken during the test and records them on the test site central server in real time. The testing software prevents test takers from accessing any network during test time. When a test taker opens up a question, it is decrypted and displayed. To protect against cheating, the order in which test answer choices appear is randomly generated with each answer choice encoded as a unique number and letter chain. Immediately upon the test taker’s completion of each test item, the data recorded is re-encoded and re-encrypted.
     Transmission, Reading and Storage of Test Results
     In most instances, tests are scored on the test site server immediately following conclusion of the test and subsequently uploaded to our central servers. All transferred data is encrypted and data code integrity is verified using MD5 and Hash technologies. Following scoring, we store all test content and results on our firewall-protected central servers.
Intellectual Property
     Intellectual property protections, including copyrights, trademarks and trade secrets are important to our success. We rely on copyright and trademark law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. All of our senior management and engineering employees are required to sign agreements to acknowledge that all inventions, trade secrets, works of authorship, innovations and other processes generated by them that relate to our business are our property, and to assign to us any ownership rights in those works. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization.
     We have registered 15 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.
     Our application to register our “ATA” trademark with the China Trademark Office is currently pending. We have also registered 16 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
     We have chosen not to obtain any patents for our testing technologies for a number of reasons. Principally, we believe it is the industry norm in China not to obtain patents for technologies that are not in the form of hardware. The process for patenting technologies is cumbersome and generally takes approximately 18 months or more, and due to the prevalence of intellectual property infringement and relatively weak enforcement mechanisms in China, we believe the risks involved in obtaining a patent, which would be publicly accessible, outweigh the potential benefits. Expertise underlying our testing technologies enjoys protection in China as trade secrets under China’s Anti-Unfair Competition Law.

Clients
     The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The China Banking Association and the Securities Association of China accounted for 17.7% and 11.4%, respectively, of our total net revenues for the fiscal year ended March 31, 2008. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2008.
     As of March 31, 2008, we had 97 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2008, our five largest computer-based testing services clients based on revenue were:
•	the China Banking Association, which has been designated by the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

•	the Securities Association of China, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

•	the Professional Skills Qualification Center of the PRC Ministry of Labor;

•	the China Futures Association, which has been designated by the China Securities Regulatory Commission as the sole administrator of futures industry qualification tests in China; and

•	the Testing Center of the PRC Ministry of Education.
These five clients represented an aggregate of 42.2% of our total net revenues for the fiscal year ended March 31, 2008.
     During the fiscal year ended March 31, 2008, 226 Chinese educational institutions were offering our course programs, of which 135 were offering our degree major course programs and 137 were offering our single course programs.

New Business Development
     Our business development department, composed primarily of members of our senior management and supported by a professional team, is responsible for identifying and developing new markets and client opportunities for our product and service offerings. We target key governmental agencies and professional associations to help them develop standardized licensure and certification policies. Once we have identified a potential client, we submit an initial proposal outlining the services we would provide. If engaged by the client, we develop and conduct trial tests tailored to the client’s needs based on the terms of a memorandum of understanding signed with the client. We generally enter into a final contract with the client only after successful completion of the trial tests. Once the final contract is in place, we complete the test delivery implementation plans and prepare for the large-scale launch of the test through our nation-wide test delivery platform. During the trial test and contract negotiation phases of the client development process, we actively market our test preparation services and ancillary testing services to the client. The following diagram illustrates the key stages in our testing services business development process.
     Our track record, expertise, capability and credibility within the testing industry provide us with opportunities to work with governing bodies to develop licensure, certification and testing programs. As an example, we helped arrange to have members of China’s securities and banking industries, the Ministry of Health, Ministry of Justice, Ministry of Communications and China Inspection and Quarantine Association meet with their counterparts in Western countries to have them observe and learn industry best practices and experiences for licensure, certification and testing, which can be used as models for China. We also hosted China’s first testing-related conference endorsed by the Association of Test Publishers, of which we are the only Asian member. We believe that these business development efforts enhance our industry reputation and allow us to develop new markets with stable long-term client relationships and relatively high entry barriers.
Sales and Marketing
     Our business development department maintains a running master list of tests administered throughout China and all of our contracts for our educational services. We assess on a regular basis how to approach various prospective clients and enhance our relationships with our existing clients, as well as how to increase cross selling opportunities for our products and services. Utilizing our deep industry knowledge, our business development department typically identifies and prioritizes opportunities through analyzing the needs and readiness of our prospective clients and explains our service offerings to and works with each prospective client to secure a first mandate to create a particular computer-based test title or to create a particular course program for an educational institution. We work closely with new and existing clients to develop new or updated test titles and introduce additional educational services on an ongoing basis.
     We engage in a variety of marketing activities to promote our product and service offerings. We host and invite potential clients, such as key governmental agencies and governing bodies, to industry conferences on topics such as the development of computer-based testing technologies. We also attend conferences and trade shows to demonstrate and promote our technologies and product and service offerings. We conduct marketing for our career-oriented educational services through promotional activities in cooperation with local governmental departments and educational institutions and through our local sales agents. Our on-campus marketing activities include promoting the IT vendors’ certification tests and the relevant educational services, while linking both to our “ATA” brand name, through prominently placed marketing materials like posters and other advertising means. We promote wider recognition of our “ATA” brand by placing our logo prominently outside ATA authorized test centers and in test and course program materials. We use our strong network of educational institution clients and testing partner network to attract IT vendor clients that desire to introduce their technologies, products and services into schools across China.
Client Service and Support
     We seek feedback from our clients on a regular basis regarding the quality of our technologies, products and services and ideas for improving them. We use this feedback, along with our internal performance review processes, to upgrade our technologies, products and services. We also seek feedback from students and test takers to improve the effectiveness and user-friendliness of our educational service and test preparation program content. Based on this feedback and regular communication we have with test sponsors and course content providers, we upgrade our course program and test preparation materials and exercises.
     We provide technical support and training to our test centers and educational institution clients. Under our contracts with our test centers, each test center is provided a set of guidelines setting forth the basic standards, rules and procedures for administering our tests. We also provide training related to all aspects of the test administration process, from equipment setup and troubleshooting to security protocols, and conduct regular reviews of each test center’s facilities and operations. As part of our course program services, we provide training for teachers on how to maximize the effectiveness of our learning exercises and offer ongoing technical support and consulting services, including training in relation to any technical upgrades and improvements to the curriculum and learning exercises.
Competition
     In relation to computer-based testing services, we compete with domestic Chinese and international computer-based testing service providers. Prometric and Pearson VUE are our main competitors in China. We compete with them primarily based on technology, price, management experience and established infrastructure. We believe our overall testing services and technologies compare favorably with the services and technologies offered by these competitors. Moreover, we believe that our nationwide test center network and test delivery platform provides us with a significant competitive advantage over these two competitors. We believe we are currently the market leader in computer-based testing services in China due to the combination of our experience in and familiarity with the China computer-based testing services market, our advanced technology, our large nationwide network of test centers, our established relationships with key test sponsors and governmental agencies and our competitive cost levels.
     In relation to our career-oriented educational services, we face competition from international companies, such as Aptech Limited and NIIT Limited. Aptech Limited operates in China primarily through its joint venture with BeiDa Jade Bird. Although these two companies offer IT-related courses to post-secondary educational institutions in China, based on our market experience and client communications we believe they do not directly compete with our products and services. For example, these two companies design their own course content and exams and provide passing students with their own proprietary certifications, rather than offering course content and certifications designed by well-known IT vendors, as we do. Other than the joint venture between Aptech Limited and BeiDa Jade Bird, we are not aware of any domestic Chinese company that offers educational services similar to or competitive with our career-oriented educational services. As a result, we have to date experienced little pricing pressure due to competition, although we do feel some pressure to maintain a pricing level for our educational services that is affordable for vocational schools that ultimately need to pass such costs on to students in the form of tuition and course fees. This may prevent us from raising prices for our education services significantly in the short term.
     Traditional Chinese test preparation material providers, such as publishing companies, indirectly compete with our test preparation and training solutions. However, we are not aware of any significant competitors in China in the online test preparation and training solutions business. In relation to our simulation technologies, there are a few U.S.-based companies providing performance-based testing technologies, including Certiport, Inc.
     We are aware of only a handful of other simulation testing technology developers, which primarily focus on the training and test preparation business market in the United States. We believe, based on communications with our clients and others in the industry, that our simulation testing technology compares favorably to those offered by other companies and in other countries, including the United States.
     While we anticipate new market entrants and increased efforts by existing international players to expand their presence in China, we believe that relatively high entry barriers, such as the time and costs associated with establishing a large-scale test center network and developing course and test content for educational programs, will make it difficult for new entrants or international competitors to quickly gain market share from us in China. We believe potential domestic entrants lack the technology and commercial relationships that we have already developed with domestic and international test sponsors. International competitors will likely face challenges in establishing effective relationships with key Chinese government and industry test sponsors or local educational institutions.
Seasonality
     We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarter ending December 31 typically having the highest net revenues from testing services and the quarter ending March 31 typically having the lowest net revenues from testing services. Under our contracts with test sponsors, we have the right to receive payment approximately one month after a test is delivered, and our clients pay us within three to six months of delivery. We therefore may experience substantial increases in our accounts receivable balance at the end of the quarter ending December 31 of each year. Also, revenues from our degree major and single course programs may experience seasonal declines during the quarter ending September 30 of each fiscal year, which includes the summer holiday months of July and August, since we do not recognize revenues in July and August for the last year of each degree major course program and for most single course programs. In addition, we have expanded our test preparation and training solutions business. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31. We also expect some seasonality in our accounts receivable related to degree major programs, because we collect from our clients typically around the months of October to November, and a large portion of our clients settle payment with us two to three months after that time.

Regulation
     This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.
     Regulation of the Software Industry
     In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 15 software copyrights with the Copyright Protection Center of China.
     China’s Ministry of Information Industry, or MII, has promulgated regulations to regulate the production, sale, import or export of software products in China. Under these regulations, all domestically produced software products to be operated or sold in China must be duly registered and filed with the provincial branches of MII. We have complied with the registration and filing requirements necessary to sell our software products in China. These registrations generally remain in effect for five years and are subject to renewal.
     Regulation of Vocational Education
     Chinese laws and regulations impose restrictions on foreign investment in educational institutions in China. However, Chinese laws and regulations do not impose restrictions on foreign investment in companies providing course and test content or related products and services to educational institutions. In addition, the Chinese government has issued a series of circulars and regulations promoting the development of vocational education, including “The Decision to Enhance the Promotion of the Reform and Development of Vocational Education” and “The Decision to Enhance the Development of Vocational Education” published by the State Council, respectively, on September 24, 2002 and October 28, 2005. These circulars and regulations require all levels of governments in China to intensify their support for vocational education and to gradually increase the financial resources that local and provincial governments allocate to vocational education.
     Restrictions on Telecommunication Industry
     The telecommunications industry, including computer information and Internet access services, is highly regulated by the Chinese government. Regulations issued or implemented by the State Council, MII and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
     Since March 1998, the National People’s Congress of the PRC has directed MII to assume responsibility for, among other things:
•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among operators.
     In addition to the regulations promulgated by the Chinese central government, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions.
     Foreign Ownership Restrictions on Internet Content Provision Businesses
     In September 2000, the State Council promulgated the Telecommunications Regulations. The Telecommunications Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses. In February 2003, MII amended the original classification of telecommunication business with Internet content provision services being classified as value-added telecommunications businesses. The Telecommunications Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.
     In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-Invested Telecommunications Enterprises. The Administrative Rules on Foreign-Invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%.
     However, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MII and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.
     On July 26, 2006, MII publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-Invested Telecommunications Enterprises. According to the MII Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. Under the MII Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form.
     As a result of current Chinese laws and regulations that impose substantial restrictions on foreign investment in the Internet businesses in China, we conduct our online test preparation business in China through a series of contractual arrangements entered into among us, ATA Learning, and our newly formed affiliated PRC entity, ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our chairman and chief executive officer, and Walter Lin Wang, our director and president, both of whom are PRC citizens. See Item 4.C. “Organizational Structure.” ATA Online has obtained the licenses and approvals that are required to operate the online test preparation business.
     Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. In addition, ATA Learning has entered into an equity pledge agreement with each of the shareholders of ATA Online pursuant to which each of the shareholders has pledged all of his or her interest in ATA Online to ATA Learning as security for the performance of ATA Online’s obligations under the technical support agreement and the strategic consulting service agreement. Pursuant to a call option and cooperation agreement with ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable PRC laws and regulations. However, we do not have any direct ownership interests or direct voting rights in ATA Online.

     In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:
•	the ownership structures of ATA Online and our wholly owned subsidiaries in China are in compliance with existing published Chinese laws and regulations;

•	our contractual arrangements among our wholly owned subsidiaries in China and ATA Online and its shareholders, are valid and binding, will not result in any material violation of published Chinese laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions; and

•	the business operations of our company, all of our Chinese subsidiaries and ATA Online, as described in this annual report, are in compliance with existing published Chinese laws and regulations in all material aspects.
     However, there are substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the Chinese regulatory authorities will not ultimately take a contrary view. If the Chinese government finds that the agreements that establish the structure of our operations in China do not comply with Chinese government restrictions on foreign investment in our industry, we could be subject to severe penalties.
     Internet Content Provider Licensure Requirements
     The provision of online test preparation services and content on Internet web sites is subject to Chinese laws and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MII and the State Administration of Industry and Commerce, or SAIC. The principal regulations governing the telecommunications industry and the Internet include:
•	The Telecommunications Regulations (2000);

•	The Administrative Measures for Telecommunications Business Operating Licenses (2001); and

•	The Internet Information Services Administrative Measures (2000).
     Under these regulations, Internet content provision services are classified as value-added telecommunications businesses, and a commercial operator must obtain a Telecommunications and Information Services Operating License, or ICP license, from the appropriate telecommunications authority in order to carry out commercial Internet content provision operations in China. In addition, the regulations also provide that operators involved in Internet content provision that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors.
     Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing Administration of Industry and Commerce has promulgated a number of Internet-related rules. On October 31, 2004, a rule was enacted requiring owners of commercial web sites located within Beijing to file their commercial web sites with the Beijing Administration of Industry and Commerce.
     ATA Online holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the Ministry of Information Industry, or MII, which allows ATA Online to provide Internet content distribution services. This license is essential to the operation of ATA Online’s online test preparation services business.

     The MII Notice requires that a value-added telecommunications business operator (or its shareholders) should own any domain names and trademarks used by it to engage in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MII Notice, we are in the process of transferring to ATA Online the domain names owned by our subsidiaries that are used principally in connection with our online business activities.
     Regulation of Internet Content
     The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including MII, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities that result in the publication of any content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its web sites.
     Regulation of Online and Distance Education
     Pursuant to the Administrative Regulations on Educational Web sites and Online and Distance Education Schools issued by the Ministry of Education in 2000, educational web sites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational web sites” refers to organizations providing education or education-related information services to web site visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education web sites providing academic education services or training services with the issuance of various certificates.
     Setting up educational web sites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Any educational web site and online education school shall, upon receipt of approval, indicate on its web site such approval information as well as the approval date and file number.
     According to the Administrative License Law promulgated by the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may set down administrative license requirements. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational web sites” was not retained. ATA Online is not required to obtain a license as an online education school because ATA Online does not intend to offer through its web site academic education services or training services that result in the issuance of a degree or other certification.
     Regulation of Broadcasting Audio-Video Programs through the Internet or Other Information Network
     The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-video programs” as specified in these regulations. We cannot assure you that ATA Online will be able to obtain a Permit for Broadcasting Audio-Video Programs via Information Network if it is determined that one is required to operate the online test preparation business.

     Regulation of Information Security
     Internet content in China is also regulated and restricted by the PRC government to protect State security. The National People’s Congress, China’s national legislative body, has enacted a law that may subject to criminal punishment in China any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak State secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.
     The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of State secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its web sites.
     Regulation of Domain Names and Web Site Names
     PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MII and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered 16 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
     PRC law requires entities operating commercial web sites to register their web site names with SAIC or its local offices and obtain a commercial web site name registration certificate. If any entity operates a commercial web site without obtaining such certificate, it may be charged a fine or suffer other penalties by the SAIC or its local offices. Our web sites used in connection with our testing and education services are considered non-commercial web sites as we do not provide products and services through those web sites, and therefore the names of those web sites are not required to be registered with SAIC. ATA Online is in the process of registering the web site name used in connection with the online test preparation business with Beijing municipal SAIC.
     Regulation of Privacy Protection
     PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MII or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.
     Regulation of Foreign Exchange
     China’s government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by Chinese entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of the PRC State Administration of Foreign Exchange, or SAFE.
     Under current Chinese regulations, foreign-invested enterprises such as our Chinese subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a foreign exchange registration certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.
     The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 18.02% versus the U.S. dollar from July 21, 2005 to March 31, 2008. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.
     Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 states that Chinese residents must register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the Chinese residents.
     Our shareholders who are Chinese residents did not establish our offshore companies as part of a round-trip investment to acquire or control through our offshore companies onshore assets or equity interests originally held by such Chinese resident shareholders. Nevertheless, to ensure that we remain in full compliance with all Chinese foreign exchange-related regulations, our Chinese resident shareholders have applied for registration with the Beijing branch of SAFE under Notice 75 in 2006, but were orally informed that the application could not be accepted because Notice 75 does not apply to them. On May 29, 2007, SAFE issued the Notice of Operation Guidance for Notice 75, or Notice 106, according to which Chinese resident shareholders in an offshore company which has at least two years operating history and has made investment in China can apply for registration under Notice 75. There is no deadline for such registration. We have urged our Chinese resident shareholders to register under Notice 75 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE. Failure by such shareholders to comply with Notice 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.
     Regulation of Overseas Listings
     On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 without retroactive effect. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.
     In the opinion of our PRC counsel, Jincheng Tongda & Neal Law Firm, CSRC approval was not required for our initial public offering because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company and (ii) our contractual arrangements with ATA Online do not constitute the acquisition of ATA Online. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulation of Our Business — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.”
C. Organizational Structure
Corporate Structure and Arrangements with Our Affiliated PRC Entity
     To comply with PRC laws and regulations restricting foreign ownership in distributors of Internet content, our online test preparation business in China is conducted through a series of contractual arrangements entered into among ATA BVI, ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president, in the percentages described in the diagram below. ATA Online holds the license required to operate the online portion of our test preparation and training solutions business. ATA Learning (Wuxi) Inc., or ATA Wuxi was established in January 2008, as a subsidiary of ATA Learning to operate our pre-occupational training programs business.
     Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement pursuant to which ATA Learning is entitled to receive service and license fees from ATA Online. In addition, we have entered into an equity pledge agreement with each of the shareholders of ATA Online pursuant to which each of the shareholders has pledged all of his or her interest in ATA Online to ATA Learning as security for the performance of ATA Online’s obligations under the technical support agreement and the strategic consulting service agreement. Pursuant to a call option and cooperation agreement with ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the equity interest of ATA Online or ATA Online’s assets, when permitted by applicable PRC laws and regulations. We do not have any direct ownership interest or direct shareholding rights in ATA Online and as a result do not have direct control or direct oversight over ATA Online. For a detailed description of these contractual arrangements, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions.” As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements.
     The following diagram illustrates our corporate and share ownership structure. Except for ATA BVI, all of our subsidiaries and our affiliated PRC entity are incorporated in the PRC.

     Our subsidiaries or ATA Online enter into commercial contracts with third party customers and clients based upon a judgment we make as to which entity is the appropriate entity for the provision of the type of service being offered. We primarily sell our testing services and the non-online portion of our test preparation and training solutions business through ATA Testing, our education services through ATA Learning and our online test preparation services through ATA Online.
     For risks associated with our contractual arrangements with ATA Online and its shareholders, see Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of Chinese laws and regulations relating to Internet content distribution. If the Chinese government finds that the structure for our online test preparation services and other services we provide through the Internet do not comply with Chinese laws and regulations, we could be subject to penalties and may not be able to continue those businesses.” and “— Our contractual arrangements with ATA Online and its shareholders do not provide us with ownership interest in ATA Online. If ATA Online or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to legally enforce such arrangements and our business, financial condition and results of operations may be materially and adversely affected if these arrangements cannot be enforced.”
D. Property, Plant and Equipment
     Our principal executive offices are located in approximately 2,170 square meters of office space leased by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China. We also occupy approximately 1,363 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Fuzhou, Nanjing and Wuhan. On August 7, 2008, we entered into agreements to purchase our Beijing office building for total cash consideration of RMB51.5 million. On August 12, 2008, RMB 0.4 million were paid to the seller as a deposit, and the remainder of the consideration is expected to be paid to the sellers when we obtain all the relevant approvals. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D. “Key Information — Risk Factors.” We caution you that our business and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Overview
     Our Business
     We believe that, based upon our industry experience, we are the leading provider of computer-based testing services in China, with the largest market share in terms of revenue in 2007. We also provide career-oriented test-based educational programs and test preparation and training solutions. To comply with PRC law, we operate the online portion of our test preparation and training solutions business through a series of contractual arrangements with ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity owned by two of our founders and over which we do not have direct control or direct oversight. We have experienced significant growth in our business during the fiscal years ended March 31, 2007 and 2008. Our total net revenues have increased from RMB69.0 million for the fiscal year ended March 31, 2006 to RMB84.9 million for the fiscal year ended March 31, 2007, and to RMB 172.1 million ($24.5 million) for the fiscal year ended March 31, 2008. We had net losses of RMB24.8 million and RMB16.8 million for the fiscal years ended March 31, 2006 and 2007, respectively, and net income of RMB20.2 million ($2.9 million) for the fiscal year ended March 31, 2008.
     We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our revenues from the licensing of testing services, which we provide to test sponsors, have grown primarily as a result of increases in the number of test takers who take tests created and delivered using our testing technologies as well as our ability to secure increasing numbers of new contracts from test sponsors for the creation and delivery of new computer-based test titles. Testing services revenues accounted for 26.3%, 29.0% and 45.4% of our total net revenues for the fiscal year ended March 31, 2006, 2007 and 2008, respectively. In the near term, we expect our testing services revenues to continue to be the largest source of our total net revenues as a result of new contracts with test sponsors in the banking, securities and insurance sectors. Our testing services are also important for reasons other than the revenues they generate. The expertise we have developed in the creation and delivery of large scale tests covering a wide variety of test topics and industries contributes to our ability to create and offer career-oriented course programs and test preparation and training solutions.
     The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2004, 2005, 2006, 2007 and 2008.

1)	Includes Microsoft royalty tests overseas.

2)	Includes the free tests delivered for business development purpose. The number of tests delivered excluding the free tests for the twelve months ended March 31, 2004, 2005, 2006, 2007 and 2008 was 1,474,661, 1,860,412, 2,067,714, 3,335,701 and 3,632,285, respectively. Free tests of 9,155,185 delivered in twelve months ended March 31, 2008 represent the on-line nationwide accounting knowledge contest.
     Leveraging our testing expertise, in 2002 we began offering our career-oriented course programs, which we market to Chinese educational institutions. We develop our course programs by integrating our testing technologies and services with IT learning content authorized by major IT vendors. Many of our course programs allow students to earn an IT vendor certificate upon completion of the program and the successful passage of related tests in addition to earning credits toward graduation. In March 2006, we began to offer pre-occupational training programs, which are programs with trained instructors that allow students to obtain practical skills through exercises designed to more closely align their skills with specific job requirements. Licensing fees from test-based educational services accounted for 50.9%, 50.4% and 28.2% of our total net revenues for the fiscal year ended March 31, 2006, 2007 and 2008, respectively.
     By integrating our testing technologies with targeted test preparation content for certain professional licensure and certification tests, in 2006 we began offering test preparation and training solutions for the securities, insurance and teaching industries. ATA Online, our affiliated PRC entity, launched online test preparation Internet web sites in coordination with the Securities Association of China, the China Futures Association and the China Banking Association to help candidates across China practice and prepare for these organizations’ professional licensure and certification tests, which tests are delivered by us through our test delivery platform. We also offer our NTET Tutorial Platform software, which comprises a comprehensive set of training materials to prepare teachers for certification under the National Teachers’ Skill Test of Applied Educational Technology in Secondary and Elementary Schools, or NTET test, which is delivered nationwide through our test delivery platform. Revenues from our test preparation and training solutions increased as a percentage of our total net revenues from 11.9% for the fiscal year ended March 31, 2007 to 21.5% for the fiscal year ended March 31, 2008.
     On October 15, 2007, we entered into definitive agreements to purchase all the equity interests of Beijing Jindixin Software Technology Company Limited, or Beijing Jindixin, and JDX Holdings Limited for a total cash consideration of RMB10.0 million. Beijing Jindixin is a PRC incorporated entity primarily engaged in the development and marketing of software for computer-based tests. JDX Holdings Limited is a British Virgin Islands incorporated entity established by the equity holders of Beijing Jindixin to hold permanent and exclusive licensing rights for the use of technology owned by Beijing Jindixin. This acquisition, if consummated, is expected to expand our business by allowing us to market test delivery services to test sponsors that are using software developed by Beijing Jindixin. During the year ended March 31, 2008, we paid RMB4.4 million to the sellers, and the balance of the consideration is expected to be paid to the sellers in or around October 2008, subject to satisfaction of customary closing conditions.

     In conjunction with the acquisition agreement, we also issued to certain of the sellers warrants for the purchase of an aggregate of 126,803 of our common shares at an exercise price of $5.25 per share. The warrants were exercisable upon the closing of the transaction and were to expire on January 13, 2008. On January 5, 2008, the expiration date of the warrants was extended to April 30, 2008 and on April 24, 2008, the expiration date was further extended to June 30, 2008. On May 10, 2008, the warrants were exercised prior to the consummation of the acquisition and resulted in a further modification to the original term of the warrants. On the extension date on January 5, 2008 and the date of exercise on May 10, 2008, we re-measured the fair value of the modified warrants based on an independent valuation by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, using the Binomial option pricing model to be RMB278,744 ($38,300) and RMB632,145 ($90,300), respectively.
     Factors Affecting Our Results of Operations
     Some of the key factors affecting our results of operations are:
•	growth in China’s professional services sector resulting in increasing demand for qualified and certified talent in China;

•	overall economic growth and rising income levels in China contributing to increased spending on education, testing and test preparation;

•	government and industry initiatives to standardize and license professionals in industries such as securities, futures, banking, law and accounting;

•	growth in the use of computer-based tests and performance-based tests and willingness of test sponsors and educational program providers to outsource test content development and delivery for sophisticated computer-based and performance-based tests;

•	emphasis on, and government encouragement for, career-oriented and IT-related educational programs in China;

•	the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker;

•	acceptance by educational institutions of our career-oriented and IT-related educational programs; and

•	our introduction of new services, such as our pre-occupational training programs launched in March 2006 and our test preparation and training solutions launched in November 2006.
     Although we anticipate the above factors will continue to increase demand for our products and services in China, a slowing or reversal of any of the above factors could cause our revenue growth to slow or stop, or to not grow as fast as we might expect.
     In addition, our results of operations for the fiscal years ended March 31, 2006, 2007 and 2008 have been significantly affected by the following factors:
•	share-based compensation;

•	the impact of certain preferential tax rates and tax holidays;

•	valuation of tax loss carryforwards;

•	foreign currency exchange losses;

•	accretion of, and foreign currency exchange translation adjustment on, our Series A redeemable convertible preferred shares, or preferred shares, to redemption value;

•	interest expense relating to extension of a warrant to a third-party lender;

•	recognition into income in the fiscal year ended March 31, 2006 of previously deferred revenue of RMB3.9 million from ATA Jiangsu as a result of its voluntary winding up;

•	gain on disposal of Xiamen Wendu Software Education Investment Co. Ltd., or Wendu Education, in the amount of RMB2.8 million, which was consummated during the fiscal year ended March 31, 2008; and

•	the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin product and service offerings.
     Going forward, we expect our results of operations to be affected by the following:
•	the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin product and service offerings;

•	the impact of certain preferential tax rates and tax holidays; and

•	share-based compensation.
Net Revenues
     We derive revenues from licensing of fees for computer-based testing services, licensing fees for test-based educational services, sales of test preparation and training solutions, and other products and services. Our net revenues are presented net of PRC business taxes. The following table sets forth a breakdown of our total net revenues for the periods indicated:

	For the Fiscal Year Ended March 31,
	2006		2007		2008
	RMB	%	2007	%	RMB	US$	%
		(in thousands, except for percentages)
Net Revenue
Testing services	18,170	26.3%	24,628	29.0%	78,198	11,152	45.4%
Test-based educational services	35,138	50.9%	42,804	50.4%	48,595	6,930	28.2%
Test preparation and training solutions	340	0.5%	10,076	11.9%	36,908	5,264	21.5%
Other	15,389	22.3%	7,373	8.7%	8,387	1,196	4.9%

Total net revenues	69,037	100.0%	84,881	100.0%	172,088	24,542	100.0%

     Testing Services
     We derive testing services revenues from licensing fees charged to test sponsors for our test delivery services and from simulation testing technology licensing. Revenues from testing services accounted for 26.3%, 29.0%, and 45.4% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.
     Test delivery services. We generate test delivery services revenues through licensing fees charged for providing computer-based testing services to test sponsors such as governmental agencies, IT vendors and other sponsors of licensure and certification tests. We offer our clients a comprehensive set of services for the compilation, delivery and analysis of computer-based tests using our E-testing platform, as well as logistical services such as test registration and fee collection. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. We generate revenues from our test delivery services through technology licensing fees charged to test sponsors based on the total number of test takers taking a requested test. Our clients typically pay us within three to six months of delivery of the test. We recognize revenue for test delivery services upon completion of the relevant test.
     We have experienced seasonality and expect in the future to continue to experience seasonality in revenues and accounts receivable related to our test delivery services. We typically have higher net revenues from test delivery services in the quarter ending December 31 than in other quarters due to a generally higher number of tests delivered by our clients during that quarter. Net revenues from test delivery services are typically lowest in the quarter ending March 31. Our second largest quarter in terms of number of tests delivered may vary between the quarters ending June 30 and September 30 depending on whether certain large-scale tests, such as the banking licensure test, are scheduled in one or the other quarter. Depending on when we receive payment from our test sponsor clients, we may experience substantial increases in our accounts receivable balance at the end of the quarter ending December 31 of each fiscal year.
     Simulation testing technology licensing. We license our Dynamic Simulation Technology and other simulation testing technologies to IT certification sponsors, such as Microsoft, and international test preparation service providers. Our technology licensing arrangements include annual license fees and royalty fees. Annual license fees are prepaid at the end of the quarter ending June 30 of each year, while royalty fees are payable quarterly. We recognize revenue from royalty fees in the quarter in which our simulation testing technology licenses are delivered, which is evidenced by the quarterly usage reports received from the licensees. Annual license fee revenues are recognized over the year on a straight-line basis. We have not experienced significant seasonality in revenues or accounts receivable in relation to our simulation testing technology licensing.
     Significant Factors Affecting Testing Services
     The most significant factor directly affecting our revenues from licensing fees charged for our testing services are the number of test takers. The number of test takers for a test is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. We believe test sponsors choose our services because (i) for all test sponsors, our testing services provide a proven and technologically advanced computer-based and performance-based testing format that is stable, cost-effective, secure, accurate and better able to assess the real-world, practical skills of test takers, (ii) for government test sponsors, our testing services allow governmental agencies to outsource the burden and difficulty of administering large-scale tests to a third-party service provider better equipped to handle the testing process, and (iii) for IT vendors, our testing services help perpetuate the market prevalence of their products and technologies and help identify technical talent from across China. Our revenues from licensing fees charged for our testing services revenues are also affected by the price we can charge per test, which generally remains fairly stable once we are engaged by a test sponsor to help deliver a particular test.
     Demand and pricing for a test is affected by whether a certain profession, career or job position for which the certification, licensure or qualification test is being given is considered desirable by potential test takers. Some industries may experience fluctuations in the numbers of people attempting to become qualified to participate in the industry, depending on the overall health of the relevant industry, changes in average salary levels in the relevant industry, the popularity of certain types of careers and employers, governmental policies that impact the relevant industry, or other factors. Tests that test proficiency in specific IT-related skill sets are particularly sensitive to changes in or the obsolescence of the relevant technologies.
     In addition, obtaining contracts from test sponsors for new test titles and for upgrading existing test titles often requires us to expend considerable time and resources. Many of our clients administer tests to a large number of people on a regular basis, and maintaining consistency and stability from year to year in the test delivery format is important to them. The decision process involved in adopting a new type of test or a new test delivery format can be difficult and complex. These factors often result in significant delays in our ability to secure contracts, which can make it difficult for us to predict our revenues from licensing fees from test sponsors in any given year. On the other hand, for test sponsors that administer many tests on a regular basis, our ability to secure an initial contract and to effectively meet their test delivery requirements under the contract can help us obtain future test title contracts from that test sponsor, which enables us to increase and diversify our revenues and to hinder the ability of competitors to secure contracts with the test sponsor. In addition, our ability to license our simulation technology to leading IT vendors and other clients that require cutting-edge computer-based simulation testing technologies depends largely on our ability to maintain and extend our technology leadership in this area.
     In this regard, our revenues from licensing fees from test sponsors may be negatively affected if Microsoft exercises its contractual option to purchase the source code of our Dynamic Simulation Technology. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business — If Microsoft exercises its contractual option to acquire the source code of our Dynamic Simulation Technology, or DST, Microsoft or a company to which Microsoft licenses or sells such technology may be able to more effectively compete with us.” We have not received any indication from Microsoft that it intends to exercise this purchase option.
     Finally, our ability to roll out the delivery of new tests, particularly large-scale tests delivered nationwide through our network of ATA authorized test centers, can be complicated and time consuming, which may delay our ability to generate revenues under some of our contracts for delivery of tests that have not been delivered previously.
     Test-Based Educational Services
     We receive licensing fees from test-based educational services charged to educational institutions for our degree major course programs, single course programs and pre-occupational training programs. Revenues from these licensing fees accounted for 50.9%, 50.4%, and 28.2% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.
     Degree major course programs. Our degree major course programs are comprised of a series of individual course programs designed to help students acquire a cluster of skill sets that can best prepare them for specific job types and careers, and, in some cases, allow them to acquire certifications from well-known IT vendors. Our degree major course programs are designed to be completed within one to five years, with the majority being completed in two to three years. Our course content and related tests for each course in the degree major course program integrate our computer-based simulation and other testing technologies with IT learning content and certifications authorized by the IT vendors. Revenues from our degree major course program offerings accounted for 43.2%, 42.4% and 21.2%, respectively, of our total net revenues, and 84.9%, 84.1% and 75.1%, respectively, of our test-based educational services net revenues, in the fiscal year ended March 31, 2006, 2007 and 2008. We expect our degree major course programs to continue to contribute a substantial majority of our revenues from licensing fees from test-based educational services as these programs become more popular with educational institutions across China.
     We generate revenues from our degree major course programs through licensing fees charged to educational institutions. Our licensing fees are charged per student per year and are agreed upon prior to delivery of any course or test materials. Our fee is payable shortly after confirmation by the educational institution of the number of students enrolled in each degree major course program near the beginning of each school year. For first-year courses, confirmation of the number of students enrolled in each degree major course program usually occurs one to two months into the school year because a small percentage of first-year students change their degree major in the first couple months after commencement of the school year. Therefore, billing and payment collection for our first-year courses often does not occur until later in the school year. The fees are not refundable if the student fails to complete one or more of the courses or the entire degree major course program or fails any of the tests. We charge schools based on our perceived market value of both the individual certifications to be awarded at the completion of each course and the overall degree to be awarded to the student at the completion of the degree major course program.
     Revenues from our degree major course programs may fluctuate because revenues from the final year of the degree major course program are recognized over a ten-month period (generally September through June) while revenues from the first through the next-to-last years of the program are recognized over a 12-month period (generally September through August). In the fiscal year ended March 31, 2008, we experienced lower revenues from these programs in the quarter ended September 30, 2007 as final year students comprise a material amount of the revenue contributing student population and we do not recognize revenues in July and August for these students. We expect this seasonal fluctuation to continue while the magnitude of the fluctuation depends on the proportion of students in early years of the programs as compared to students in the latter years of the program.

     We also expect some seasonality in our billing and accounts receivable related to degree major course programs. Our contractual right to collect from our clients typically falls around the months of October to November when the number of enrolled students is confirmed. A large portion of our clients settle payment with us two to three months after that time, around the months of December and January. Depending on the mix of clients that pay us in December or January each year, we may experience fluctuations in our accounts receivable balance and cash booked. As a result, our accounts receivable have historically been highest at the end of the quarter ending December 31 of each fiscal year.
     Single course programs. Our single course programs typically center around a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. Our single course programs integrate our testing technologies and services with IT learning content and certifications authorized by well-known IT vendors. Chinese universities, vocational colleges and other educational institutions offer these course programs to non-IT major students as elective courses. In order to receive certification from IT vendors, students must pass a computer-based test administered at the end of the single course program. Revenues from our single course program offerings accounted for 7.7%, 6.8% and 5.5%, respectively, of our total net revenues, and 15.1%, 13.4% and 19.4%, respectively, of our test-based educational services net revenues, for the fiscal years ended March 31, 2006, 2007 and 2008.
     We generate revenues from our single course programs through licensing fees charged to educational institutions. We charge licensing fees for our single course programs based on a pre-agreed fee per student taking each course. A portion of the per-student fee, generally 30% to 50% of the total, is due prior to delivery of the course materials at the beginning of the course period based on the number of students who enroll in the course. The remainder of the per-student fee is due prior to delivery of the final test and is based on the number of students taking the final test. We charge schools based on our perceived market value of the certification to be awarded to the student at the completion of the course.
     Our contracts for single course programs entered into prior to January 2006 were silent as to the term or period that we are required to provide services. Beginning in January 2006, we have revised the standard terms of our single course program contracts to stipulate that we have no obligations to provide future services after a definitive term even if the course has not been completed. Upon commencement of a single course program that does not have a definitive term, we estimate, based on our historical experience, the percentage of contracts that will be completed within 12 months, and recognize revenue for such contracts on a straight-line basis over a period of five months, which is the expected service period based on historical averages. For the percentage of contracts that are not expected to be completed within 12 months, we do not recognize revenue until the course is completed or we otherwise obtain confirmation from the educational institution that we no longer have any future obligations.
     For all single course programs that have a definitive term of service period, we recognize revenue on a straight-line basis over the service period or the contractual period, whichever is longer.
     At the end of each reporting period upon the closing of our financial records, we compare the revenue recognized at the onset of the contracts to the actual completion status of each contract, on a contract by contract basis, and make any revenue adjustments to reflect the actual completion status of the contracts. Given that substantially all course programs are delivered during a school year, which spans from September of each year to June of the following year, we will experience a substantial decrease in single course program revenues for the months of July and August each year. We do not expect significant accounts receivable from our single course program clients due to the fact that we bill and receive cash prior to delivery of a large portion of the relevant services.
     Pre-occupational training programs. Our pre-occupational training programs provide trained instructors to teach students practical skills through exercises designed to more closely align their skills with specific job requirements. We generate revenues by licensing our pre-occupational training programs to educational institutions and from fees charged to educational institutions for arranging deployment of training instructors.
     We currently run two models for our pre-occupational training programs: the co-operated model and the self-operated model. Under the co-operated model, we provide pre-occupational training personnel and programs, while the educational institutions provide the facilities, equipment and operational staff and are responsible for student in-

take. We charge either on a consumption basis by referencing the number of enrolled students or by course hours consumed over the typical training period of two to three months or on a license basis by referencing the number of licenses purchased per year, which is determined by the number of courses that comprise the training program and working units in the training center. Alternatively, we also receive instructor deployment revenue based on the length of the program if a client requires us to deploy training instructors. Under the self-operated model, the training center is invested and operated by us. Participating schools send students to our training facilities and we collect fees based on the number of class units taken over the typical training period of two to three months.
     We recognize revenue from licensing our pre-occupational training programs over the service delivery period on a straight-line basis, either over the typical training period of two to three months, or if the license fee charged is on a per-year basis, over the 12-month period from the commencement date. We typically collect cash either in full prior to delivery of the service, or 50% at the time when the service is first delivered and 50% just prior to completion of services. Instructor deployment revenue is collected prior to instructor deployment, and is recognized on straight-line basis over the service delivery period. Revenues from our pre-occupational training program offerings accounted for 0.01%, 1.3% and 1.6%, respectively, of our total net revenues, and 0.02%, 2.5% and 5.5%, respectively, of our test-based educational services net revenues, in the fiscal year ended March 31, 2006, 2007 and 2008.
     Significant Factors Affecting Test-Based Educational Services
     We use the concept of “student-months” to track growth in our test-based educational services revenues from licensing fees charged to educational institutions for our degree major course programs, single course programs and pre-occupational training programs. Degree major student-months are calculated by first multiplying the number of students in each degree major by the number of months of that degree major course program in the relevant period and then adding the resulting numbers for all of our degree major course programs together to reach an aggregate degree major student-months figure for the period. Single course student-months are calculated by first multiplying the number of students in each single course program by the number of months of that single course program in the relevant period and then adding the resulting numbers for all of our single course programs together to reach an aggregate single course student-months figure for the period.
     A number of factors affect our degree major, single course and pre-occupational training student-months, as follows:
     Our ability to add schools that offer our course programs. Our ability to increase student-months and grow revenues from licensing fees from test-based educational services depends on our ability to continue to add new educational institutions to our client list, expand our program offerings from existing and new IT vendors, expand program offerings to subjects outside of the IT sector and maintain our relationships with our existing educational institution clients. As schools continue to offer our programs to enable students to obtain vocational skills, our number of student-months and our revenues from licensing fees from educational institutions will increase. Schools in China are required by national policy initiatives to provide more career-oriented courses and practical skills training to assist students entering the IT industry. In addition, we believe employers and industry associations in China are increasingly requiring job applicants and industry participants to obtain professional certifications and licenses to qualify for increasing numbers of positions in various industries.
     Our experience has been that schools typically take a conservative and incremental approach to new technologies and teaching methods, preferring to start small with the adoption of two or three degree major course programs to allow teachers to be properly trained to administer the courses and to test the receptiveness of students to the courses. In addition, educational institutions generally make purchasing decisions for our course programs during the latter part of the school year, typically from April to July of each year, to allow sufficient time for integration of the course programs into their school curriculum, training of teachers, and marketing of the new course program offerings to returning and incoming new students, prior to the beginning of the new school year each fall. If there is a significant delay by a school in making the decision to integrate our course programs, and such decision is not made by August, our course program revenues from that school will likely be delayed for a year or more, which can make it difficult for us to predict these revenues in any given year.

     Once a school decides to adopt one or more of our course programs, our revenues are further affected by our ability to roll out these programs in the school in a timely manner. Each roll-out involves several important steps, including assessing and improving the educational institution’s infrastructure to ensure that it can support our computer-based testing and course materials and training a sufficient number of teachers to be able to offer the course programs. For our most basic single course programs, this process can usually be completed in a matter of days, but for more complicated course programs and for degree major course programs, it can take several months or more before the programs will be ready for introduction into the school’s curriculum.
     Our ability to add new course programs to existing educational institution clients. Because of the nature of school enrollment generally, we often generate revenues quickly in the first several years following introduction of our single course and degree major course programs in a particular educational institution. For example, if we offer a three-year degree program, we may experience fast initial growth in the number of students in the first year, second year and third year the educational institution offers the program as we move from offering the program to one class year to offering it to students in all three class years. However, starting in the fourth year after the initial introduction of the program in the school’s curriculum, we may experience a leveling off, or decline, in the number of students enrolled in the course as new first-year student enrollments will be offset by graduated students. Thus, our ability to continue introducing new course programs to existing educational institution clients is a significant factor in driving revenue growth from each individual educational institution.
     Our ability to secure rights from IT vendors. Our degree major and single course programs are more attractive if they offer skills or certifications from well-known international and domestic IT vendors. We believe that such IT vendors typically offer certification programs for skills that are readily marketable, which provides students that acquire such skills and certifications with advantages in the job market. As a result, we are able to charge educational institutions higher licensing fees per student for course content and certifications provided by well-known IT vendors.
     Test Preparation and Training Solutions
     We derive test preparation and training solutions revenues from the sale of training software products and online test preparation and training services. We historically also generated some revenues from sales of software to schools to conduct computer-based exercises and tests. Test preparation and training solutions accounted for 0.5%, 11.9%, and 21.5% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.
     Training software products. We offer our training software products through independent sales agents. In fiscal year 2008, substantially all of our training software products revenue derived from the sales of NTET Tutorial Platform software, which comprises a comprehensive set of training materials for preparing teachers for certification under the NTET test. We began offering our NTET Tutorial Platform in November 2006. We sell all title and distribution rights to the distributor upon delivery. We do not provide upgrades or any additional post-contract services, which are the responsibility of the sales agents who sell or otherwise dispose of our NTET Tutorial Platform. We recognize this revenue upon delivery of the software and once collectibility is reasonably assured. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31. Sales of our NTET Tutorial Platform accounted for 98.6% and 86.1% of our test preparation and training solutions revenues in the fiscal year ended March 31, 2007 and 2008, respectively. We did not have any sales of our NTET Tutorial Platform in the fiscal year ended March 31, 2006.
     Online test preparation and training services. ATA Online provides online test preparation and training for professional licensure and certification tests delivered through our testing platform for the Securities Association of China, the China Futures Association and the China Banking Association. Revenues from online test preparation and training services are generated by selling online point cards to end users directly or through distributors on a consignment basis. The online point cards entitle end users to unlimited use of online mock testing during a specified service period, which normally ranges from 90 to 180 days from the activation of the online point cards. Sales proceeds from the online point cards, net of the discounts granted to distributors, are recognized on a straight-line basis ratably over the service period commencing at the point of time the card is activated as online test preparation service fees. If the cards sold to end users are not activated before the expiration date, all online service fees received will be recognized on the expiration date. ATA Online is not contractually obligated to accept, nor has it historically accepted, returns from end users.
     Significant Factors Affecting Test Preparation and Training Solutions
     A number of factors affect our revenues from test preparation and training solutions. One of the most important of these is our ability to grow the number of test titles we deliver through our test delivery platform. Because we only offer test preparation and training solutions for tests that are delivered through our test delivery platform, the number of test titles we deliver through our test delivery platform directly impacts the potential number of tests for which we can offer test preparation and training solutions. However, the demand for test preparation and training solutions is not the same for all tests. Demand for test preparation and training solutions for a particular test depends on the relative level of importance or difficulty of the test, with greater demand for test preparation and training solutions for more important and more difficult tests. Therefore, our ability to secure test delivery services contracts for more important and more difficult tests may affect our test preparation and training solutions business. Our ability to grow our test preparation and training solutions business is also affected by the willingness of our test sponsor clients to permit us to provide test preparation and training solutions for their tests. Some test sponsor clients may not permit us to provide test preparation and training solutions in relation to tests for which we provide test delivery and other services due to a perceived conflict of interest. In addition, because we generally do not develop the learning content used in our test preparation and training solutions, our ability to license test preparation learning content and materials from the relevant test sponsor or third party content provider is critical to the expansion of the number of tests for which we offer test preparation and training solutions.
     In addition, our revenues from existing test preparation and training solutions depend on the number of users of our test preparation and training solutions and the price we can charge for them. These in turn depend on a number of factors, including whether test takers are aware of our test preparation and training solutions and the timing of the test being delivered. We market our current test preparation and training solutions through either distributors or the test sponsor and the number of test preparation and training solutions users depends on the effectiveness of these marketing channels.
     Other Revenue
     We derive other revenues from licensing fees paid to us by operators of our ATA authorized test centers, issuance of certificates delivered to passing candidates, test content creation services, teacher training, sales of educational compact discs and textbooks, sales of testing peripherals, and other fees and services. Our other revenues accounted for 22.3%, 8.7%, and 4.9% of our total net revenues for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.
     Licensing fees from ATA authorized test centers. We have established our nationwide network of ATA authorized test centers by contracting with qualified independent operators that act as ATA authorized test centers for us. Under our contracts with test center operators, we license our ATA name and ATA E-testing platform technology and provide ongoing technical support, upgrades and training during the contract period in exchange for license fees. Each test center is obligated to provide testing venues, computers with Internet access for use as testing terminals, other testing equipment and test monitoring services as specified by us. We have ongoing obligations to provide technical support and system upgrades during the licensing period. Although we generate a small but steady stream of licensing revenue from test center operators, we view our network of ATA authorized test centers primarily as a channel for the nationwide delivery of our tests, which is an important consideration for many of our test sponsor clients, as well as a means to build our brand by placing ATA signage in our numerous test centers across China. We do not provide loan guarantees, asset pledges or any other financial support to the ATA authorized test centers.
     We receive license fees from our test center operators in the form of either a single initial license fee or a combination of initial license fee and annual continuing license fees. Under either fee arrangement, our licensees can extend their licensing agreement with us indefinitely. We recognize revenue from initial license fees on a straight-line basis over the expected licensing period, which currently is ten years. We recognize revenue from annual license fees once collectibility is reasonably assured, which has generally been once we receive cash payment, over the remaining months of the year to which the annual license fees relate.

     Certificates. Many of our testing services clients, including well-known test sponsors, charge passing candidates a separate fee to receive a certificate for a test passed. We produce and deliver these certificates to these candidates upon request. We charge a per-certificate price for the certificates and recognize revenues from certificate issuances upon delivery of the certificate.
     Other fees and services. From time to time and as requested by our clients, we may provide test content creation services, teacher training services, IT consulting and system integration services to our clients. We recognize revenue upon completion of the services, which usually occurs within a short period of time. We may also receive payments for additional copies of training materials, for which we recognize revenue upon receiving cash.
Cost of Revenues
     Our cost of revenues consists primarily of royalty fees, payroll compensation, the cost of inventory sold and test delivery monitoring costs, all of which are directly attributable to the provision of our testing services, test-based educational services, test preparation and training solutions and our other products and services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the Fiscal Year Ended March 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue	69,037	100.0%	84,881	100.0%	172,088	24,542	100.0%
Cost or revenues	33,988	49.2%	41,102	48.4%	66,947	9,548	38.9%
Gross Profit	35,049	50.8%	43,779	51.6%	105,141	14,994	61.1%

     Test Delivery Monitoring Costs
     A significant component of our cost of revenues is attributable to test delivery monitoring costs. Test delivery monitoring costs consist of fees paid to hire test proctors, rental of testing facilities and peripheral items used for the provision of our testing services, such as USB flash drives used for security control keys, computer cameras used during testing for communication and identification, compact discs used to store and deliver our testing software, and signage used to identify and brand our ATA authorized test centers.
     Royalty Fees
     A significant component of our cost of revenues is attributable to royalty fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests. We pay substantially all of these royalty fees under an enrollment model, whereby royalty fees are determined based on the number of students who enroll in the course. Under limited circumstances, an IT vendor may also charge an annual royalty cost regardless of the number of students enrolled in, or that take the final test for, the course.
     Payroll Compensation
     Our payroll compensation consists of base salary and related welfare benefits paid to staff in our services implementation and customer support departments.
     Cost of Inventory Sold
     Our cost of inventory sold is comprised of printed learning material that are pre-printed by third parties and that we record as inventory. When a school contracts with us for degree major and single course programs, we deliver the related compact discs and textbooks and other course materials prior to the start of the course programs. Cost of inventory is recognized on a first-in-first-out basis.

     Factors Affecting Gross Margin
     Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the number of schools or IT vendors to which we provide services, the number of test sponsors we provide testing services to and the number of test takers per test title, the amount of software products we sell and the number of test preparation users that purchase our online point cards, as well as by the amounts we can charge for our services. Our cost of revenues is affected by the size of, and increases or decreases in, royalty payments to IT vendors and other content providers for our course programs. Degree major and single course program licensing fees are subject to mutual negotiation between us and the content providers. While we may be able to negotiate better royalty fees with some content providers as our business grows larger, we may also experience cases where content provider licensing fees may increase. For example, we may need to pay larger-than-average license fees for the right to create new, or update existing, course program titles for more popular IT career paths and technologies. These licensing fees may also increase over time, but we may feel compelled to continue providing these course programs to schools, despite increasing costs, in order to support existing degree major course programs and course offerings at various schools. Our cost of revenues are also affected by the fees we pay for test monitoring to test centers, which depends on the volume of the nationwide tests we perform.
     Our gross margin is also affected by the mix of our service offerings. For example, the introduction of test preparation and training solutions such as our NTET Tutorial Platform and ATA Online’s online test preparation services in November 2006, which both involve relatively low direct costs of service, contributed to our higher gross margin in the fiscal years ended March 31, 2007 and 2008. Since June 2007, we have experienced rapid and substantial growth in test volume due to significant new contracts from the China Banking Association, the Securities Association of China and the Ministry of Culture, which all involve relatively low direct costs of service, and this contributed to higher gross margin in the fiscal year ended March 31, 2008.
     Our gross margin will, in part, be affected by how successful we are in increasing the proportion of our revenues derived from services that have a lower direct cost of service.
     In addition, our cost of revenues is recognized as incurred, typically at the beginning of the revenue recognition period. Therefore, a significant amount of our degree major course program revenues is recognized ratably over the course period or school year while related costs are generally incurred up front. We expect our gross margin to fluctuate from quarter to quarter due to this cost recognition policy. We expect gross margin to be lower in the quarters ending September 30 and March 31 of each fiscal year as these are times when school starts, educational materials are distributed to the schools and we recognize the majority of our course program costs.
Operating Expenses
     Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administrative expenses.
     Research and Development Expenses
     Our research and development expenses consist primarily of costs of equipment used in our research and development activities, salaries and benefits for our research and development personnel, cost of outsourcing services and other costs relating to the design, development, testing and enhancement of our products and services.
     Sales and Marketing Expenses
     Our sales and marketing expenses consist primarily of share-based compensation expenses, sales agency fees, cost of hosting conferences, advertising expense, travel and entertainment expenses, salaries and benefits for our sales and marketing personnel, and other sales and marketing expenses.

     General and Administrative Expenses
     Our general and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, professional fees, office expenses, rental costs, provisions for uncollectible accounts receivable, travel expenses, and share-based compensation expense.
Taxation
     Under the current laws of the Cayman Islands and the British Virgin Islands, neither we nor ATA BVI is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.
     Until December 31, 2007, our subsidiaries incorporated in China, ATA Testing and ATA Learning, were governed by the PRC Enterprise Income Tax Law for Foreign Invested Enterprises and Foreign Enterprises. Our consolidated VIE ATA Online was subject to the PRC Enterprise Income Tax Provisional Regulations. ATA Testing, established in 1999, enjoyed a preferential enterprise income tax rate of 15% for the calendar year 2007. ATA Learning was exempted from enterprise income tax for the calendar years 2003, 2004 and 2005 and was granted a 7.5% enterprise income tax rate for the calendar years 2006 to 2008. ATA Online was granted an exemption from enterprise income tax for calendar years 2007 through 2009 and a reduced enterprise income tax rate of 7.5% for calendar years 2010 through 2012.
     On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (the “New EIT Law”) which imposes a unified income tax rate of 25% for most domestic enterprises and foreign invested enterprises. The New EIT Law became effective on January 1, 2008. The New EIT Law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. Further, according to the New EIT Law, entities that qualify as “High and New Technology Enterprises” are entitled to the preferential EIT rate of 15%. However, the new recognition criteria and procedures for “High and New Technology Enterprise” under the New EIT Law were issued on April 14, 2008 and July 8, 2008, respectively. Therefore, as of March 31, 2008, the Company’s PRC subsidiaries have not yet applied for the status as a “High and New Technology Enterprises”. Further, on December 26, 2007, the PRC government passed the detailed implementation rules which allow enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Under the New EIT Law, ATA Testing’s tax rate will be 25% for the calendar years from 2008 onwards; ATA Learning’s tax rates will be 9% for the calendar year 2008 and 25% thereafter; ATA Online’s tax rates will be 0%, 0%, 11%, 12%, 12.5% for the calendar years from 2008 to 2012 and 25% thereafter.
     The New EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since substantially all of our PRC subsidiaries are invested by immediate foreign holding companies, we will be subject to the withholding tax for earnings accumulated beginning on January 1, 2008 unless we are treated as a resident enterprise of China. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.” As of March 31, 2008, we did not have any undistributed earnings that are subject to the 10% withholding tax.
     Under applicable Chinese tax laws, foreign invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. As of March 31, 2008, our PRC subsidiaries had accumulated tax loss carryforwards of approximately RMB0.2 million ($0.02 million), which can be used to offset any taxable income in future tax years.

     ATA Testing, ATA Learning, ATA Online and ATA Wuxi are also subject to Chinese business tax. We pay business tax on gross revenues generated from service and license fees in China at a rate of 5%. This business tax is included as a reduction of revenue in our consolidated statements of operations.
     ATA Testing and ATA Learning are also subject to value added tax at a rate ranging from 3% to 17%.
Critical Accounting Policies
     We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amounts of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions.
     An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:
•	our critical accounting policies discussed below;

•	the related judgments made by us and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under Item 3.D. “Key Information — Risk Factors.”
     See note 2 to our audited consolidated financial statements for additional information regarding our significant accounting policies.
     Revenue Recognition
     Critical determinations made in connection with our revenue recognition policies are set forth below.
     Determination of applicability of VSOE. In determining our revenue recognition model for license fees from educational institutions, we have concluded, based on our past experience with our educational institution clients and our anticipated service model, that vendor specific objective evidence, or VSOE, does not exist for the post-contract services, or PCS, and other services provided in the degree major and single course programs, which are the only undelivered elements subsequent to the beginning of the programs. If the licensing and service arrangements with schools change from our current model to such where significant evidence for VSOE does exist for the PCS and services provided then we may no longer recognize revenue from educational institutions ratably over the service period on a straight-line basis. In such a case, we may instead recognize revenue on a relative fair value basis.
     Recognition of NTET Tutorial Platform Software sales. In the fiscal year ended March 31, 2007, revenue for NTET Tutorial Platform Software was recognized on a cash basis since our ability to collect such revenue was not reasonably assured. Based on our experience accumulated in the fiscal year ended March 31, 2008, we believe that we are reasonably assured of collecting the revenue for NTET Tutorial Platform Software. Our NTET Tutorial Platform Software revenue is recognized upon delivery and when we are reasonably assured of collecting such revenue.
     Income Taxes
     We assess the likelihood that our net deferred income tax assets will be realized from future taxable income. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred income tax assets will not be realized, we establish a valuation allowance. In assessing the need for a valuation allowance, we consider all available evidence, including projected future taxable income, reversal of temporary differences, tax planning strategies, historical taxable income (losses), and the expiration period of the tax loss carryforwards.
     In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. We consider projected future taxable income and tax planning strategies in making this assessment. ATA Testing incurred operating losses through 2004. ATA Testing utilized tax loss carryforwards, which were previously provided for, amounting to RMB1,185,570 and RMB957,566, respectively, in the years ended March 31, 2006 and 2007. We believes that ATA Testing’s cumulative operating losses for the three-year period ended March 31, 2006 constituted significant evidence that deferred income tax assets would not be realizable and this evidence outweighed the our expectations that ATA Testing would generate future taxable income. Therefore, a valuation allowance of RMB 2,348,786 has been provided against ATA Testing’s deferred income tax assets as of March 31, 2006. The deferred income tax assets of RMB430,861 recognized on tax loss generated during the three months ended March 31, 2006 was expected to be recovered within the tax year of 2006, thus no valuation allowance was provided. For the year ended March 31, 2007, we considered the continuous realization of tax loss carryforwards, the marginal cumulative operating losses for the three-year period ended March 31, 2007, the level of non-deductible permanent differences and our expectations of ATA Testing’s generation of future taxable income, and concluded that ATA Testing’s deferred income tax assets as of March 31, 2007 are more likely than not realizable. Therefore, we released the valuation allowance of RMB1,391,220 attributable to ATA Testing’s tax loss carryforwards and recognized an income tax benefit in the consolidated statements of operations. Due to the short operating history of ATA Online, a valuation allowance of RMB57,309 as of March 31, 2007 was provided for the deferred tax assets, which consisted primarily of tax loss carryforwards of ATA Online, as we did not believe that such deferred income tax assets were more likely than not realizable. As of March 31, 2008, based on projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, the entire valuation allowance is reduced because we believe it is more likely than not that we will realize the tax benefits. The amount of the net deferred income tax assets considered realizable as of March 31, 2008 could be reduced in the near term if estimates of future taxable income are reduced.
     As of April 1, 2007 and for twelve months ended March 31, 2008, we had no unrecognized tax benefits relating to uncertain tax positions. Accordingly, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months. No interest or penalties related to unrecognized tax benefits have been accrued as of April 1, 2007 and for the twelve months ended March 31, 2008.
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries are subject to examination by the relevant tax authorities for the calendar tax years beginning in 2003.

     Share-Based Compensation to Employees
     As further described in Note 13 to our Consolidated Financial Statements, we have elected to adopt the Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or SFAS 123R. Under SFAS 123R, the cost of all share-based payment transactions are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.
     The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions relating to cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
     We determined the estimated fair value of our employees’ share options granted in April 2005, December 2005, May 2006, December 2006, October 2007 and January 2008 based on retrospective valuations conducted by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, an independent third-party valuation firm. In determining the per share value of our common shares for purposes of determining the fair value of the options, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. The fair value of our common shares was determined in a two-step process. In the first step, the equity value of our company was determined based on a valuation performed by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, considered both the market approach and income approach to arrive at the fair value of our equity value. Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, considered the market approach in the form of guideline company method and in the context of an equity transaction with unrelated third parties in exchange for cash consideration. Due to lack of general consistency in the guideline companies’ valuation ratios, Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, did not apply any weight to the guideline company to arrive at the fair value of our equity. In accordance with the Practice Aid, because we had an equity transaction in March 2005 with an unrelated party in consideration for cash, we believed this equity transaction established a reference to determine a fair value of our equity value for option grants proximate to this transaction. Therefore, for the valuation of options granted in April 2005, December 2005 and May 2006, which were in the 12-month proximity with the March 2005 transaction, income approach (discounted cash flow method) was used with the discount rate referencing the recent equity transaction to arrive at the value of our equity value for these respective grants. For option grants after May 2006, without available reference of an equity transaction, income approach served as the method to determine our equity value. For the October 2007 grant, the fair value of the 391,800 stock options granted was determined by using the binomial option-pricing model with an estimated fair market value of underlying shares of $5.90 (the mid-point of the estimated range of the initial public offering price of this offering after a discount of 9.16% to account for inherent business risk and lack of marketability). The estimated fair value of options granted on January 28, 2008 was determined by using the binomial option-pricing model with an estimated fair market value of underlying shares as the IPO price.
     For the income approach, Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, utilized a discounted cash flow method based on our projected cash flows from 2006 through 2011, including the following factors:
•	analysis of our industry and comparable listed companies;

•	our business and future development plan which includes estimated revenue volume and average unit price;

•	our historical financial results;

•	our projections of gross margins, earnings before income tax margin, capital expenditures and working capital changes from 2006 through 2011; and

•	appropriate discount rate to bring the projected future net cash flows available for payment of shareholders’ interest to their present worth.
      Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, used a weighted average cost of capital, or WACC, of 11.68% as the discount rate to determine the enterprise value in May 2006, which was near a 12-month proximity to an equity transaction with unrelated third parties in exchange for cash consideration. The near-term equity transaction established a fair value basis for us and an implied discount rate of 11.68% in the transaction was resolved to reflect expectations of free cash flows at that point of time. We believe that such discount rate represented the fair value risk perception of the unrelated investors. Our operations had not undergone major changes from the near-term equity transaction to May 2006 and therefore the same discount rate was applied in the May 2006 valuation. Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, used a discount rate of 16% to determine the enterprise value of our company in December 2006. There were no equity transactions objectively establishing our discount rate near a 12-month proximity of this issuance and the discount rate was derived using the WACC formula.
     In the second step, since our capital structure comprised a warrant, preferred shares and common shares at the grant date, Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, allocated our equity value between each class of equity securities using the option pricing method. The option pricing method treats the warrant, common shares and preferred shares as call options on our company’s equity value, with exercise prices based on the warrant’s exercise price and liquidation preference of the preferred shares. We determined the fair value of the options on the date of grant by using the binomial option pricing method under the following assumptions.

	Year Ended March 31,
	2006		2007		2008
Expected weighted average volatility	62%		56%		52%
Expected weighted average dividends	—		—		—
Suboptimal exercise factor	2.0	x	2.0	x	2.0	x
Weighted average risk-free interest rate (per annum)	4.41%		4.83%		3.80%
Estimated weighted average fair value at grant date of underlying common shares (per share)	$0.93		$1.36		$4.98
     For options granted prior to January 28, 2008, because we do not have an internal market for its shares, the expected volatility of our future common share price was based on the historical price volatility of the common shares of comparable publicly traded training and testing services companies operating in the United States. Since the share options, once exercised, will primarily trade in the United States and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.
     We believe that the increase in the fair value of our common shares between the April 2005 and December 2006 grant date was attributable to the following significant factors and events. We experienced strong growth in testing services and test-based educational services in the fiscal quarter ended December 31, 2006. In addition, we launched our NTET test preparation software and our online service platform in the same quarter. Further, in the same quarter, we hired a new vice president responsible for product and service development. However, the valuation did not increase more significantly because we incurred negative operating cashflows during the period from May to December 2006 and we expected our operating cash flow to remain negative in the fiscal quarter ended March 31, 2007. Finally, new revenue contributors such as test preparation were still in the relatively early stages of development and subject to significant uncertainty which is also reflected in the increased discount rate applied as discussed in the preceding paragraphs.
     We believe that the increase in the fair value of our common shares between December 2006 and October 2007 is attributable to the following significant factors and events:
•	In January 2007, we underwent an organizational restructuring to realign resources to focus on development of testing services and test-based preparation and training solutions. In addition,

operating resources were realigned to minimize duplicate sales and marketing, research and development and administrative efforts.
•	Since June 2007, our test preparation business model has become more mature, developing an established distribution channel, clear pricing structure, stable product and service offerings and support from test sponsors in marketing and distribution.

•	Since June 2007, we have experienced and we expect to continue to experience rapid and substantial growth in test volume due to significant new contracts from the China Banking Association, Securities Association of China and Ministry of Culture to test and certify professionals working in their respective industries.
     We had 4,539,663 employee share options outstanding, including 3,375,856 immediately exercisable employee share options, as of March 31, 2008. The following table sets out information regarding our outstanding employee share options as of March 31, 2008:

Options Outstanding as of March 31,2008			Options Exercisable as of March 31, 2008
Number of	Exercise Price	Remaining	Number of	Exercise Price	Remaining
Shares	per Share	Contractual Life	Shares	per Share	Contractual Life
	US$			US$
1,369,863	0.545	5.1 years	1,369,863	0.545	5.1 years
1,312,600	2.263	7.0 years	1,190,238	2.263	7.0 years
785,000	3.600	7.7 years	441,563	3.600	7.7 years
330,400	3.600	8.2 years	158,317	3.600	8.2 years
250,000	3.600	8.7 years	88,542	3.600	8.7 years
391,800	3.600	9.5 years	127,333	3.600	9.5 years
100,000	4.750	9.9 years	—	4.750	9.9 years

4,539,663	2.317	7.0 years	3,375,856	1.889	6.5 years

     For our share options issued in 2006, 2007 and 2008, we used an expected volatility that ranged from 51% to 58% and estimated fair values for our common shares that ranged from $1.14 to $5.90 per share. The weighted-average grant-date fair value of options granted during the years ended March 31, 2006, 2007 and 2008 was $0.378 (RMB3.095), $0.538 (RMB4.258) and $3.165 (RMB23.610) per share, respectively. We recorded non-cash share-based compensation expenses of RMB4.2 million, RMB2.5 million and RMB7.3 million ($1.0 million) in the fiscal years ended March 31, 2006, 2007 and 2008, respectively. As of March 31, 2008, there were RMB6.6 million of total unrecognized compensation costs related to non-vested share options. These costs are expected to be recognized over the next four years.
     Changes in our estimates and assumptions regarding the expected volatility of our common shares could significantly impact the estimated fair values of our share options determined under the binomial valuation model and, as a result, our net earnings and the net earnings applicable to our common shareholders.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended March 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages and per share data)

Net revenues:
Testing services	18,170	26.3%	24,628	29.0%	78,198	11,152	45.4%
Test-based educational services	35,138	50.9%	42,804	50.4%	48,595	6,930	28.2%

	For the Fiscal Year Ended March 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages and per share data)
Test preparation and training solutions	340	0.5%	10,076	11.9%	36,908	5,264	21.5%
Other	15,389	22.3%	7,373	8.7%	8,387	1,196	4.9%

Total net revenues	69,037	100.0%	84,881	100.0%	172,088	24,542	100.0%
Cost of revenues	33,988	49.2%	41,102	48.4%	66,947	9,548	38.9%

Gross profit	35,049	50.8%	43,779	51.6%	105,141	14,994	61.1%

	For the Fiscal Year Ended March 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages and per share data)
Operating expenses:
Research and development	4,854	7.0%	9,322	11.0%	12,882	1,837	7.5%
Sales and marketing	12,263	17.8%	22,029	26.0%	28,805	4,108	16.7%
General and administrative	19,023	27.6%	32,024	37.7%	40,026	5,708	23.3%

Total operating expenses	36,140	52.4%	63,375	74.7%	81,713	11,653	47.5%

(Loss) income from operations	(1,091)	(1.6%)	(19,596)	(23.1%)	23,428	3,341	13.6%
Equity in net losses of affiliates	(561)	(0.8%)	(187)	(0.2%)	—	—	—
Gain from sale of an affiliate	—	—	—	—	2,837	405	1.6%
Gain from liquidation of an affiliate	—	—	1,509	1.8%	988	141	0.6%
Interest income	332	0.5%	600	0.7%	474	68	0.3%
Interest expense	(22,713)	(32.9%)	—	—	—	—	—
Loss from revaluation of preferred share warrant	(211)	(0.3%)	—	—	—	—	—
Foreign currency exchange losses, net	(1,050)	(1.5%)	(909)	(1.1%)	(236)	(34)	(0.1%)

(Losses) earnings before income tax	(25,294)	(36.6%)	(18,583)	(21.9%)	27,491	3,921	16.0%

Income tax benefit (expense)	485	0.7%	1,793	2.1%	(7,321)	(1,044)	(4.3%)

Net (loss) income	(24,809)	(35.9%)	(16,790)	(19.8%)	20,170	2,876	11.7%

Accretion of Series A redeemable convertible preferred shares to redemption value	(13,889)	—	—	—	—	—	—
Foreign currency exchange translation adjustment on Series A redeemable convertible preferred shares	3,269	—	—	—	—	—	—

Net (loss) income (applicable) available to common shareholders	(35,429)		(16,790)		20,170	2,876

	For the Fiscal Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB	US$

Basic (Loss) earnings per common share	(2.16)	(0.82)	0.79	0.11
Diluted (Loss) earnings per common share	(2.16)	(0.82)	0.53	0.08

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007
     Net Revenues
     Our total net revenues increased by RMB87.2 million, or 102.7%, to RMB172.1 million ($24.5 million) in the fiscal year ended March 31, 2008 from RMB84.9 million in the fiscal year ended March 31, 2007, primarily as a result of increases in revenues from our testing services and significant sales of our test preparation and training solutions.
     Testing services. Testing services revenues increased by RMB53.6 million, or 217.5%, to RMB78.2 million ($11.2 million) in the fiscal year ended March 31, 2008 from RMB24.6 million in the fiscal year ended March 31, 2007. This increase was primarily driven by test delivery revenue, which increased by RMB53.5 million, or 229.2%, to RMB76.9 million ($11.0 million) in the fiscal year ended March 31, 2008 from RMB23.4 million in the fiscal year ended March 31, 2007. The total number of tests delivered, which affects our testing services revenue, increased to 3,632,285 in the fiscal year ended March 31, 2008 from 3,335,701 in the fiscal year ended March 31, 2007. Our average revenue per test delivered also increased to RMB21.5 ($3.1) in the fiscal year ended March 31, 2008 from RMB7.0 in the fiscal year ended March 31, 2007. This increase in both the average revenue per test and the number of tests delivered was due, in part, to a significant increase in the number of finance industry-related tests delivered, which tests also have a higher than average revenue per test. Our net revenues from the China Banking Association, the Securities Association of China and the China Futures Association grew to an aggregate of RMB55.9 million ($8.0 million) in the fiscal year ended March 31, 2008 from RMB6.7 million in the fiscal year ended March 31, 2007. The number of tests delivered for these three clients increased to 1,107,988 in the fiscal year ended March 31, 2008 from 179,079 tests in the fiscal year ended March 31, 2007. We expect growth from testing services revenues to continue to increase, driven significantly by increases in the volume of finance industry-related tests and the introduction of new test titles for the finance industry and other clients.
     Test-based educational services. Revenues from test-based educational services increased by RMB5.8 million, or 13.5%, to RMB48.6 million ($6.9 million) in the fiscal year ended March 31, 2008 from RMB42.8 million in the fiscal year ended March 31, 2007. This increase was driven by increases in revenues from single course programs and pre-occupational training programs. Single course program revenue increased RMB3.7 million, or 64.3%, to RMB9.4 million ($1.3 million) in the fiscal year ended March 31, 2008 from RMB5.7 million in the fiscal year ended March 31, 2007. We experienced an increase of 39.2% in the number of student-months for single course programs to 185,984 in the fiscal year ended March 31, 2008 from 133,562 in the fiscal year ended March 31, 2007, while the effective average price of our single course programs decreased by 1.2% to RMB42 ($6.0) in the fiscal year ended March 31, 2008 from RMB43 in the fiscal year ended March 31, 2007. Pre-occupational training program revenues increased to RMB2.7 million ($0.4 million) in the fiscal year ended March 31, 2008 from RMB1.1 million in the fiscal year ended March 31, 2007 as a result of an increase in the number of students participating in these programs. Degree major course program revenues increased by RMB0.5 million, or 1.3%, to RMB36.5 million ($5.2 million) in the fiscal year ended March 31, 2008 from RMB36.0 million in the fiscal year ended March 31, 2007. The number of degree major student-months decreased 1.7% to 457,836 in the fiscal year ended March 31, 2008 from 465,856 in the fiscal year ended March 31, 2007, while the average price per student-month of our degree major course programs increased by 3.1% to RMB80 from RMB77 during the same periods. The decrease in the degree major student-months was due primarily to an increasing number of students graduating from our existing degree major course programs not being fully offset by new student intake into the programs.
     Test preparation and training solutions. Our revenues from test preparation and training solutions increased to RMB36.9 million ($5.3 million) in the fiscal year ended March 31, 2008 from RMB10.1 million in the fiscal year ended March 31, 2007, primarily as a result of rapid increases in the sales of our NTET Tutorial Platform and our online test preparation services. Sales of our NTET Tutorial Platform contributed RMB31.8 million, or 86.1%, of our test preparation and training solutions revenues in the fiscal year ended March 31, 2008. We believe that sales of our NTET Tutorial Platform will continue to accelerate as more teachers plan to complete their qualification tests in the coming years and as more schools purchase our NTET Tutorial Platform to help teachers prepare for the test. Revenues from our online test preparation services for finance industry-related tests accounted for majority of the remainder of our test preparation and training solutions revenue in the fiscal year ended March 31, 2008. We expect our online test preparation services revenues to increase as increasing numbers of banking and securities industry professionals and test takers use our online services to prepare for their licensure tests or to satisfy their continuous professional training requirements as required by industry rules.
     Other. Other revenue increased by RMB1.0 million, or 13.8%, to RMB8.4million ($1.2 million) in the fiscal year ended March 31, 2008 from RMB7.4 million in the fiscal year ended March 31, 2007, primarily due to an increase in revenues from ancillary test services. We expect other revenue to continue to grow in the future as growth in testing services and test-based educational services continues to drive demand for our ancillary services for which we charge service fees.
     Gross Profit
     Our gross profit increased by RMB61.4 million to RMB105.1 million ($15.0 million) in the fiscal year ended March 31, 2008 from RMB43.8 million in the fiscal year ended March 31, 2007. Our gross margin increased to 61.1% in the fiscal year ended March 31, 2008 from 51.6% in the fiscal year ended March 31, 2007. This increase in our gross margin was principally due to the significantly higher gross margins of our NTET Tutorial Platform and ATA Online’s online test preparation and training solutions, both of which were introduced in November 2006 and have a much lower cost structure relative to our testing services and test-based educational services. These test preparation services contain a much lower relative cost structure because they do not require us to pay royalty fees to content providers and the operation of an Internet-based delivery platform does not require high marginal operating costs. Offsetting this was an increase in our test monitoring costs, due principally to higher monitoring costs related to the initial national banker licensure tests that we delivered. We expect that our cost of revenues related to our revenues from test sponsors, educational institutions and test preparation customers will remain stable or increase slightly, but at a slower rate than the overall growth of our revenues as we increase our test preparation revenues and enjoy the operating economies of scale from test delivery services.
     Operating Expenses
     Our operating expenses increased by RMB18.3 million, or 28.9%, to RMB81.7 million ($11.7 million) in the fiscal year ended March 31, 2008 from RMB63.4 million in the fiscal year ended March 31, 2007, primarily resulting from a substantial increase in our general and administrative expenses. In connection with our grant of share options to certain employees in October 2007 and share options to two independent directors in January 2008, we expect to incur operating expenses of RMB9.7 million ($1.4 million) and RMB1.9 million ($0.3 million) over the vesting schedule of the options. Twenty-five percent of the October 2007 options granted vest on January 1, 2008, while the remaining 75% vest ratably at the end of each month over the following 30-month period. Twenty-five percent of the January 2008 options granted vested on January 28, 2009, while the remaining 75% vest ratably at the end of each month over the following 36-month period. The share-based compensation expenses were RMB2.5 million and RMB7.3 million ($1.0 million) in the fiscal year ended March 31, 2007 and 2008, respectively.
     Research and development expenses. Our research and development expenses increased by RMB3.6 million, or 38.2%, to RMB12.9 million ($1.8 million) in the fiscal year ended March 31, 2008 from RMB9.3 million in the fiscal year ended March 31, 2007. This increase was due primarily to increases in outsourcing service fee, salaries and other compensation expenses relating to our research and development professionals. Research and development expenses as a percentage of our total net revenues decreased significantly during this period. We expect our research and development expenses in future periods to rise steadily but to continue to decrease as a percentage of our total revenues, as we do not expect to utilize outsourced development of new course content for test-based educational services to the same extent as we have in the past.
     Sales and marketing expenses. Our sales and marketing expenses increased by RMB6.8 million, or 30.8%, to RMB28.8 million ($4.1 million) in the fiscal year ended March 31, 2008 from RMB22.0 million in the fiscal year ended March 31, 2007. Sales and marketing expenses as a percentage of our total net revenues decreased to 16.7% in the fiscal year ended March 31, 2008 from 26.0% in the fiscal year ended March 31, 2007. This percentage decrease was primarily related to our increase in revenues from testing services and test preparation and training solutions, as business development activities for testing services and test preparation and training solutions require less sales and marketing outlays compared to business development activities for test-based educational services. We expect that our sales and marketing expenses will increase in the near term as we increase our incentive pay to our sales team, increase our sales efforts, hire additional sales personnel, target new educational institution clients and initiate additional marketing programs to build our “ATA” brand. However, we expect that the rate of growth in our overall revenues will continue to outpace the rate of growth in our sales and marketing expenses.
     General and administrative expenses. Our general and administrative expenses increased by RMB8.0 million, or 25.0%, to RMB40.0 million ($5.7 million) in the fiscal year ended March 31, 2008 from RMB32.0 million in the fiscal year ended March 31, 2007. This increase was primarily due to an increase of RMB2.6 million in share-based compensation and an increase of RMB2.2 million related to an increase in employees’ salaries and bonuses. Although our general and administrative expenses increased significantly over this period, general and administrative expenses as a percentage of our total net revenues decreased to 23.3% in the fiscal year ended March 31, 2008 from 37.7% in the fiscal year ended March 31, 2007. We expect our general and administrative expenses to continue to increase as we hire additional personnel and incur expenses to support our operations as a U.S. publicly traded company, including compliance-related costs. However, we also expect our general and administrative expenses to continue to decrease as a percentage of revenues as we achieve greater efficiency in our operations.
     Equity in Net Loss of an Affiliate
     We did not have any equity in loss of affiliates in the fiscal year ended March 31, 2008, compared with loss in affiliates of RMB0.2 million in the fiscal year ended March 31, 2007, all of which derived from our 40% equity interest in Wendu Education, which was sold during the fiscal year ended March 31, 2008.
     Gain from Sale of an Affiliate
     We sold 100% of our equity interest in Wendu Education during the fiscal year ended March 31, 2008 and recognized RMB2.8 million ($0.4 million) in income in relation to the sale.
     Gain from Liquidation of an Affiliate
     We recognized a gain in relation to proceeds received upon completion of the liquidation of ATA Jiangsu of RMB1.0 million ($0.1million) and RMB1.5 million for the fiscal years ended March 31, 2008 and 2007, respectively.
     Interest Income
     Our interest income was RMB0.5 million ($0.07 million) in the fiscal year ended March 31, 2008 and RMB0.6 million in the fiscal year ended March 31, 2007. Our interest income was slightly lower in the fiscal year ended March 31, 2008 because the deposit rate came down.
     Foreign Currency Exchange Losses, Net
     Our net foreign currency exchange losses decreased to RMB0.2 million ($0.03 million) in the fiscal year ended March 31, 2008 from RMB0.9 million in the fiscal year ended March 31, 2007 primarily due to the change of ATA Inc. and ATA BVI’s functional currency to U.S. dollars effectively from February 2, 2008 due to the significant changes in ATA Inc.’s and ATA BVI’s economic facts and circumstances. The completion of our initial public offering resulted in our cashflows being denominated in U.S. dollars. Effective from February 2, 2008, assets and liabilities of ATA Inc. and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. The gains and losses from such translations are recorded as a separate component of accumulated other comprehensive income or loss within shareholders’ equity. If the functional currency for ATA Inc. and ATA BVI had not been changed, the foreign currency exchange losses would be RMB8.2 million ($1.2 million) in the fiscal year ended March 31, 2008.

     Income Tax Benefit (Expense)
     We had an income tax expense of RMB7.3 million ($1.0 million) in the fiscal year ended March 31, 2008, compared with an income tax benefit of RMB1.8 million in the fiscal year ended March 31, 2007. The increase in income tax expenses was mainly because we had a profit before income tax in the fiscal year ended March 31, 2008 compared to a loss before income tax in the fiscal year ended March 31, 2007. Our effective tax rate increased from 9.6% in the fiscal year ended March 31, 2007 to 26.6% in the fiscal year ended March 31, 2008, mainly due to the impact from non-tax-deductible expenses, which decreases our income tax benefit in periods we incurred losses and increases our income tax expenses in periods we recognize profit. Change in valuation allowance for deferred income tax assets also contributed to the increase in effective tax rate.
     The tax holiday decreased the actual income tax benefit by RMB155,072 and decreased the actual income tax expense by RMB823,254 for the fiscal years ended March 31, 2007 and 2008, respectively. The effect of the tax holiday on basic earnings (loss) per common share for the fiscal years ended March 31, 2007 and 2008 were RMB(0.01) and RMB0.03 ($0.005), respectively. The effect on diluted earnings (loss) per common share of the tax holiday for the fiscal years ended March 31, 2007 and 2008 were RMB(0.01) and RMB0.02 ($0.003), respectively.
      Net (Loss) Income
     As a result of the above factors, we had net income of RMB20.2 million ($2.9 million) in the fiscal year ended March 31, 2008 as compared to a net loss of RMB16.8 million in the fiscal year ended March 31, 2007.
     The basic (loss) earnings per common share were RMB(0.82) and RMB0.79 for the fiscal years ended March 31, 2007 and 2008, respectively. The diluted (loss) earnings per common share were RMB(0.82) and RMB0.53 for the fiscal years ended March 31, 2007 and 2008, respectively. The Company’s dilutive common equivalent shares for the fiscal years ended March 31, 2007 and 2008 consisted of 920,119 and 2,062,324 common shares issuable upon exercise of outstanding share options, respectively (using the treasury stock method), 1,143,994 and 481,125 common shares issuable upon exercise of warrants, respectively (using the treasury stock method), and 11,655,493 and 9,775,462 common shares issuable upon the conversion of the convertible preferred shares, respectively (using the as-converted method). These potentially dilutive securities were not included in the calculation of dilutive loss per share for the period ended March 31, 2007 due to their anti-dilutive effect.
Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006
     Net Revenues
     Our total net revenues increased by RMB15.9 million, or 22.9%, to RMB84.9 million in the fiscal year ended March 31, 2007 from RMB69.0 million in the fiscal year ended March 31, 2006, largely as a result of significant sales of our NTET Tutorial Platform, which was launched in November 2006. Our test preparation and training solutions revenue increased to RMB10.1 million in the fiscal year ended March 31, 2007 from RMB0.3 million in the fiscal year ended March 31, 2006, making this our fastest growing source of revenue. Offsetting this increase was a decrease in other revenue from ATA Jiangsu in the fiscal year ended March 31, 2006. We recognized RMB4.4 million from ATA Jiangsu in the fiscal year ended March 31, 2006 and nil in the fiscal year ended March 31, 2007.
     Testing services. Testing services revenues increased by RMB6.4 million, or 35.5%, to RMB24.6 million in the fiscal year ended March 31, 2007 from RMB18.2 million in the fiscal year ended March 31, 2006. This increase was primarily driven by test delivery revenue that increased by RMB6.4 million, or 37.5%, to RMB23.4 million in the fiscal year ended March 31, 2007 from RMB17.0 million in the fiscal year ended March 31, 2006. The total number of tests delivered increased from 2,583,712 in the fiscal year ended March 31, 2006 to 3,335,701 in the fiscal year ended March 31, 2007. Our average revenue per test delivered also increased to RMB7.0 in the fiscal year ended March 31, 2007 from RMB6.6 in the fiscal year ended March 31, 2006. This increase in both the average revenue per test and the number of tests delivered was due, in part, to an increase in the number of finance industry-related tests delivered, which tests also have a higher than average per test revenue. In addition, with the recent growth in trading activity in China’s securities markets, an increasing number of people took tests to obtain the necessary securities professional licenses. We experienced an increase of 66.6% in volume to 185,156 finance industry-related tests, most of which were related to the securities industry, delivered in the fiscal year ended March 31, 2007, which tests are mainly comprised of securities industry-related tests, which increased to 134,907 test takers in the fiscal year ended March 31, 2007 from 94,359 test takers in the fiscal year ended March 31, 2006. In addition, new tests, such as the NTET test, contributed an additional 93,073 test takers in the fiscal year ended March 31, 2007.
     Test-based educational services. Revenues from test-based educational services increased by RMB7.7 million, or 21.8%, to RMB42.8 million in the fiscal year ended March 31, 2007 from RMB35.1 million in the fiscal year ended March 31, 2006. This increase was mainly due to an increase in degree major course program revenue. Degree major course program revenue increased RMB6.2 million, or 20.7%, to RMB36.0 million in the fiscal year ended March 31, 2007 from RMB29.8 million in the fiscal year ended March 31, 2006. The number of major student-months increased 16.1% to 465,856 in the fiscal year ended March 31, 2007 from 401,415 in the fiscal year ended March 31, 2006. This growth was a result of an increase in the number of schools offering our degree major course programs to 137 in the fiscal year ended March 31, 2007 from 117 in the fiscal year ended March 31, 2006. Single course program revenue increased RMB0.4 million, or 8.1%, to RMB5.7 million in the fiscal year ended March 31, 2007 from RMB5.3 million in the fiscal year ended March 31, 2006. Although we experienced a 23.8% increase in student-months to 133,562 in the fiscal year ended March 31, 2007 from 107,891 in the fiscal year ended March 31, 2006, the average price of our single course programs declined from RMB49 in the fiscal year ended March 31, 2006 to RMB43 in the fiscal year ended March 31, 2007. This decrease in the average selling price for our single course programs was due to the launch of a new course program in April 2006 that has a RMB37.0 fee per student-month. This course program had a lower fee per student-month principally because we did not license third-party course content for this course program. Pre-occupational training program revenues increased to RMB1.1 million in the fiscal year ended March 31, 2007 from RMB7,283 in the fiscal year ended March 31, 2006, as a result of increased marketing of this program in key cities and provinces such as Beijing, Henan and Anhui.
     Test preparation and training solutions. The significant increase in our revenues from test preparation and training solutions to RMB10.1 million in the fiscal year ended March 31, 2007 from RMB0.3 million in the fiscal year ended March 31, 2006 was mainly a result of the successful launch and sales of over 11,000 copies of our NTET Tutorial Platform in the fiscal quarter ended December 31, 2006. Sales of our NTET Tutorial Platform contributed 98.6% of our test preparation and training solutions revenues in the fiscal year ended March 31, 2007. This software test preparation product was popular among schools across China as teachers in these schools sought to prepare for the National Teachers’ Skill Test of Applied Educational Technology in Secondary and Elementary School qualification test. In November 2006, ATA Online launched online test preparation services, generating revenue of RMB0.1 million from sales of 4,019 online point cards during the fiscal year ended March 31, 2007.
     Other. Other revenue declined by RMB8.0 million, or 52.1%, to RMB7.4 million in the fiscal year ended March 31, 2007 from RMB15.4 million in the fiscal year ended March 31, 2006. This was largely due to the ending of recognition of licensing fee revenue from ATA Jiangsu in the fiscal year ended March 31, 2006. Licensing fees from ATA Jiangsu were RMB4.4 million in the fiscal year ended March 31, 2006 as a result of recognition of all remaining deferred revenue resulting from an upfront payment of RMB6.5 million made to ATA Testing in 2002 by ATA Jiangsu. In 2002, ATA Jiangsu made a RMB6.5 million payment to ATA Testing in exchange for assigning ATA Testing’s rights and interests in a number of test delivery service contracts to ATA Jiangsu. We initially anticipated that the service contracts would generate revenues and that ATA Testing would provide ancillary services under the contract with ATA Jiangsu for a period of ten years. We therefore deferred revenue recognition of the initial RMB6.5 million payment upon receipt in 2002, and began to recognize the amount into income over a ten-year period on a straight-line basis. However, in 2005, the board of directors of ATA Jiangsu resolved to commence a voluntary winding up of ATA Jiangsu. Therefore, we recognized the remaining deferred revenue into income as ATA Testing had no further obligations to ATA Jiangsu as a result of their voluntary wind-up. In addition, test content creation revenue declined by RMB1.9 million, or 52.8% to RMB1.7 million in the fiscal year ended March 31, 2007 from RMB3.6 million in the fiscal year ended March 31, 2006. This was because a higher percentage of our test content was up to date and did not require any new chargeable test content to be created. Other service fees also decreased by RMB0.5 million to RMB0.3 million in the fiscal year ended March 31, 2007 from RMB0.8 million in the fiscal year ended March 31, 2006 as the content providers for our test-based educational course programs required less promotional activities during the fiscal year ended March 31, 2007.

     Gross Profit
     Our gross profit increased by RMB8.8 million, or 24.9%, to RMB43.8 million in the fiscal year ended March 31, 2007 from RMB35.0 million, which included RMB4.4 million in revenue from ATA Jiangsu, in the fiscal year ended March 31, 2006. Our gross margin increased to 51.6% in the fiscal year ended March 31, 2007 from 50.8% in the fiscal year ended March 31, 2006. This increase in our gross margin was primarily due to a decline in the marginal costs required to generate additional revenue. The test preparation services we launched in the fiscal year ended March 31, 2007, including our NTET Tutorial Platform and online test preparation services, contain a much lower cost structure relative to our testing services and test-based educational services because they do not require us to pay royalty fees to content providers and the operation of an Internet-based delivery platform does not require high marginal operating costs. In addition, the decline in our marginal costs was a result of our being able to deliver larger numbers of tests to greater numbers of test takers without significantly increasing our personnel or peripheral costs related to our test delivery services.
     Operating Expenses
     Our operating expenses increased by RMB27.3 million, or 75.3%, to RMB63.4 million in the fiscal year ended March 31, 2007 from RMB36.1 million in the fiscal year ended March 31, 2006 as a result of substantial increase in our research and development expenses sales and marketing expenses and, as well as a less pronounced increase in general and administrative expenses. We believe that our substantial increase in spending on research and development and sales and marketing in the fiscal year ended March 31, 2007 was important to building the foundation for accelerating our future revenue growth, and to achieving and increasing profitability in the future. We also substantially increased our general and administrative spending to enhance the quality of our management team in anticipation of the rapid growth of our business and to prepare to become a U.S. publicly listed company. In connection with our grant of share options to certain employees in October 2007, we expect to incur operating expenses of RMB9.7 million over the vesting schedule of the options. Twenty-five percent (25%) of the October 2007 options granted vested on January 1, 2008, while the remaining seventy-five percent (75%) vest ratably at the end of each month over the following 30-month period.
     Research and development expenses. Our research and development expenses increased by RMB4.4 million, or 92.1%, to RMB9.3 million in the fiscal year ended March 31, 2007 from RMB4.9 million in the fiscal year ended March 31, 2006. Research and development expenses as a percentage of our total net revenues increased to 11.0% in the fiscal year ended March 31, 2007 from 7.0% in the fiscal year ended March 31, 2006. This increase resulted, in part, from increased average salaries for our research and development personnel, which was offset by a decrease in the number of our in-house research and development personnel from 56 as of March 31, 2006 to 53 as of March 31, 2007. In addition, we incurred additional expenses in connection with the substantial increase in the use of outside technical consultants to develop new content for our test-based educational services in the fiscal year ended March 31, 2007.
     Sales and marketing expenses. Our sales and marketing expenses increased by RMB9.7 million, or 79.6%, to RMB22.0 million in the fiscal year ended March 31, 2007 from RMB12.3 million in the fiscal year ended March 31, 2006. Sales and marketing expenses as a percentage of our total net revenues increased to 26.0% in the fiscal year ended March 31, 2007 from 17.8% in the fiscal year ended March 31, 2006. This increase resulted primarily from increases in sales commission, entertainment, conferences and travel expenses as we continued to expand our sales and marketing efforts in the fiscal year ended March 31, 2007. In addition, we increased our sales and marketing staff from 70 as of March 31, 2006 to 96 as of March 31, 2007 to intensify our efforts to acquire new clients and contracts in test-based educational services.
     General and administrative expenses. Our general and administrative expenses increased by RMB13.0 million, or 68.3%, to RMB32.0 million in the fiscal year ended March 31, 2007 from RMB19.0 million in the fiscal year ended March 31, 2006. General and administrative expenses as a percentage of our total net revenues increased to 37.7% in the fiscal year ended March 31, 2007 from 27.6% in the fiscal year ended March 31, 2006. This increase was due to an increase from 44 administrative staff as of March 31, 2006 to 62 administrative staff as of March 31, 2007, including staff increases in our finance and legal departments, and our senior management in product development. This increase also resulted from an increase in IPO-related professional fees from

RMB1.2 million in the fiscal year ended March 31, 2006 to RMB9.2 million in the fiscal year ended March 31, 2007.
     Gain from Liquidation of an Affiliate
     Our gain from liquidation of an affiliate was RMB1.5 million in the fiscal year ended March 31, 2007 primarily due to a forgiveness of a liability upon the completion of ATA Jiangsu’s liquidation on May 10, 2006.
     Interest Income
     Our interest income was RMB0.6 million in the fiscal year ended March 31, 2007, compared with RMB0.3 million in the fiscal year ended March 31, 2006. Our higher interest income in the fiscal year ended March 31, 2007 was attributable to interest earned on higher cash balance deposited with financial institutions.
     Interest Expenses
     Our interest expense was nil in the fiscal year ended March 31, 2007. We incurred RMB22.7 million of interest expense in the fiscal year ended March 31, 2006 due to RMB22.7 million of the loan discount on the RMB19 million note payable to a third party. Under the original loan agreement, the note payable was due, with interest, on April 11, 2004. However, in March 2003, the third-party lender agreed to extend the maturity of the loan to May 2005 and forgive all previously accrued interest on the loan and to waive all future interest on the loan through the date of maturity. In exchange, we issued a warrant to the third party to purchase up to 20% of our common shares. In May 2005, the note payable and warrant were each extended, and the number of common shares the third party was entitled to purchase under the loan was determined to be 5,479,452 shares. In May 2006, ATA Testing repaid the loan in its entirety, and the third-party lender exercised its warrant in full in June 2006. We recognized RMB22.7 million in loan discount in relation to this loan in the fiscal year ended March 31, 2006.
      Foreign Currency Exchange Losses, Net
     Our foreign currency exchange losses, net, decreased to RMB0.9 million in the fiscal year ended March 31, 2007 from RMB1.1 million in the fiscal year ended March 31, 2006 primarily due a decrease in our U.S. dollar assets offset by the effect of the appreciation of the Renminbi versus the U.S. dollar during 2006. We had significant U.S. dollar assets due to the proceeds from our March 2005 sale of our preferred shares. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”
     Income Tax Benefit
     We incurred current income tax expenses of nil in the fiscal year ended March 31, 2006 and incurred RMB26,187 current income tax expenses in the fiscal year ended March 31, 2007. One of our PRC subsidiaries, ATA Learning, was enjoying a tax holiday during the tax year ended December 31, 2005 and a reduced enterprise income tax rate of 7.5% during the tax years ended or ending December 31, 2006 and 2007. The current income tax expense of RMB26,187 was attributable to our PRC operations during the year ended March 31, 2007. Our other PRC subsidiary, ATA Testing, and affiliated PRC entity, ATA Online, had accumulated losses prior to and as of March 31, 2007. ATA Testing utilized tax loss carryforwards, which were previously provided for, amounting to RMB1,185,570 and RMB957,566, respectively, in the years ended March 31, 2006 and 2007. We believe that ATA Testing’s cumulative operating losses for the three-year period ended March 31, 2006 constituted significant evidence that deferred income tax assets would not be realizable and this evidence outweighed our expectations that ATA Testing would generate future taxable income. Therefore, a full valuation allowance has been provided against ATA Testing’s deferred income tax assets as of March 31, 2006. In the fiscal year ended March 31, 2007, we considered the continuous realization of tax loss carryforwards, the marginal cumulative operating losses for the three-year period ended March 31, 2007, the level of non-deductible permanent differences and our expectations of ATA Testing’s generation of future taxable income, and concluded that ATA Testing’s deferred income tax assets as of March 31, 2007 are more likely than not realizable. Therefore, we released the valuation allowance of RMB1,391,220 attributable to ATA Testing’s tax loss carryforwards and recognized an income tax benefit in the consolidated statements of operations. Without the income tax holiday, the total income tax expense in the fiscal year ended March 31, 2006 would have been RMB58,857.
      Net Loss
     As a result of the above factors, our net loss decreased to RMB16.8 million in the fiscal year ended March 31, 2007 from a net loss of RMB24.8 million in the fiscal year ended March 31, 2006.
      Accretion of Preferred Shares
     We recorded an accretion to the redemption value of our preferred shares in the amount of RMB13.9 million as a reduction to earnings to arrive at net loss applicable to common shareholders in our consolidated statements of operations for the fiscal year ended March 31, 2006. Upon the elimination of the redemption feature on our preferred shares on March 9, 2006, our preferred shares were reclassified to permanent equity and as a result we ceased recording such accretion.
     Foreign Currency Exchange Translation Adjustment on Preferred Shares
     Prior to March 9, 2006, we re-measured the effects of currency exchange rate movements on the carrying value of our preferred shares, which were classified outside of permanent equity since issuance and we recorded a foreign currency exchange loss of RMB3.3 million as a reduction to earnings to arrive at net loss applicable to common shareholders in our consolidated statements of operations for the fiscal year ended March 31, 2006. Upon the elimination of the redemption feature on March 9, 2006, our preferred shares were reclassified to permanent equity and as a result we ceased recording such re-measurement.
      Net Loss Applicable to Common Shareholders
     As a result of the above factors, our net loss applicable to common shareholders decreased to a net loss of RMB16.8 million in the fiscal year ended March 31, 2007 from RMB35.4 million in the fiscal year ended March 31, 2006. Without the income tax holiday, our net loss applicable to common shareholders in the fiscal year ended March 31, 2006 would have further increased to RMB36.0 million.
     Basic and Diluted Loss Per Share Applicable to Common Shareholders
     As a result of the above factors, our basic and diluted loss applicable to common shareholders decreased to RMB0.82 in the fiscal year ended March 31, 2007 from RMB2.16 in the fiscal year ended March 31, 2006. Without the income tax holiday, our basic and diluted loss per share applicable to common shareholders in the fiscal year ended March 31, 2006 would have further increased to RMB2.19.
B. Liquidity and Capital Resources
     Historically, we have financed our working capital and capital expenditure requirements primarily through debt financing and more recently through the sale of our equity securities. On February 1, 2008, we completed our initial public offering and received proceeds of RMB298.3 million, net of related offering expenses.
     As of March 31, 2008, we had RMB332.2 million ($47.4 million) in cash. Our cash was primarily deposited with banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs from cash flow provided by operations.

     The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2006, 2007 and 2008:

	For the Fiscal Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	(16,548)	(16,524)	305	43
Net cash provided by (used in) investing activities	12,158	1,052	(5,107)	(728)
Net cash provided by (used in) financing activities	(43,942)	16,030	299,286	42,682
Effect of foreign exchange rate changes on cash	(74)	(163)	(7,306)	(1,042)
Net (decrease) increase in cash	(48,406)	395	287,178	40,955
Cash at beginning of year	93,030	44,624	45,019	6,420
Cash at end of year	44,624	45,019	332,197	47,375
     In the fiscal year ended March 31, 2006, we paid RMB7.6 million to a related party, Yinchuan Holding, in connection with our exercise of a call option to purchase Yinchuan Holding’s 60% equity interest in ATA Learning. We did not incur a similar interest payment in the fiscal year ended March 31, 2007. Without taking into account the effect of interest payment, our cash used in operating activities in the fiscal year ended March 31, 2007 was RMB7.6 million higher than that in the fiscal year ended March 31, 2006 primarily because we paid RMB8.0 million professional service fees in connection with our initial public offering process and we increased our pre-payments under our license from Microsoft China, paying a substantially higher prepaid royalty in anticipation of growth in the number of students participating in test-based educational programs involving Microsoft content. Our pre-payment to Microsoft China was RMB4.5 million as of March 31, 2007 as compared to nil as of March 31, 2006. Net cash provided by operating activities was RMB0.3 million ($0.04 million) in the fiscal year ended March 31, 2008 compared to net cash used in operating activities of RMB16.5 million in the fiscal year ended March 31, 2007. In the fiscal year ended March 31, 2008, we experienced a significant increase in cash collected from our testing services and test preparation and training solutions, including RMB46.0 million cash collected from test takers in relation to tests delivered for the China Banking Association, including an advance received for tests taken in May 2008. Our current testing services and test preparation and training solutions clients generally have a shorter accounts receivable cycle than our test-based educational services clients. Offsetting this cash inflow were cash expenditures on test monitoring costs, license fees paid to IT vendors and other operating expenses.
     Net cash provided by investing activities was RMB1.1 million in the fiscal year ended March 31, 2007 and was affected principally by the deposit of RMB2.0 million received from the sale of Wendu Education, and RMB5.1 million received from the collection of loans and advances to shareholders and management in connection with a new policy implemented by us to eliminate personal loans and minimize operations-related loans and advances available to shareholders and management. Offsetting these cash increases was a capital expenditure of RMB4.7 million mainly used to purchase computers and servers to support our new business initiatives such as online test preparation services. Net cash used in investing activities in the fiscal year ended March 31, 2006 was RMB12.2 million, principally due to RMB20.0 million loan collected from Yinchuan Holding, which was partially offset by a RMB4.0 million investment in Wendu Education and RMB2.7 million used in capital expenditures on computer equipment and servers. Net cash provided by investing activities in the fiscal year ended March 31, 2008 of RMB5.1 million ($0.7 million) was primarily attributable to the proceeds from disposal of our interest in Wendu Education and from the liquidation of ATA Jiangsu, offset by RMB5.7 million spent on capital equipment, including computers and servers, and by RMB4.4 million paid as the deposit pursuant to the acquisition agreement for Beijing Jindixin and JDX Holdings Limited.
     Net cash provided by financing activities was RMB16.0 million in the fiscal year ended March 31, 2007. This was primarily attributable to the cash proceeds from the exercise of a warrant held by SB Asia Investment Fund II L.P. to purchase preferred shares for RMB24.0 million. Offsetting these proceeds was RMB8.0 million paid in connection with preparations for our initial public offering incurred in the fiscal year ended March 31, 2007. Net cash used by financing activities was RMB43.9 million in the fiscal year ended March 31, 2006. This was primarily attributable to repayment of a financial arrangement to acquire the remaining equity ownership interest in ATA Learning for RMB30.0 million. We also paid RMB9.9 million to repay advances and loans from both related and third parties, and RMB4.1 million in connection with the issuance of our preferred shares and preferred share related warrants and in preparation of our initial public offering. Net cash provided by financing activities in the fiscal year ended March 31, 2008 was RMB298.3 million ($42.5 million), primarily attributable to the proceeds of RMB 317.6 million ($45.3 million) raised from our initial public offering, offset by RMB19.3 million ($2.8 million) cash paid in connection with the preparation for our initial public offering.
     We believe that our current cash and expected future cash flows from operations, particularly from testing services and test preparation and training solutions, will be sufficient to meet our anticipated working capital and capital expenditures through the fiscal year ending March 31, 2009. Our current expansion plans do not require significant capital commitments. Obtaining and performing new computer-based testing contracts does not involve significant new costs or capital outlays and are generally handled by our existing facilities, resources and systems. Our expansion into test preparation and training solutions is also not cash-intensive as these solutions may be implemented to a large extent using our existing technologies and service know-how. We do, however, expect to spend money on the development of our “ATA” brand and the licensing of new course content for our test-based educational programs. We do not expect our short-term and long-term cash requirements to be materially different.
     Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from testing services, test-based educational services and test preparation and training solutions may cause material fluctuations in our cash generated from operations. See “— Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. We generally deposit our excess cash in interest-bearing bank accounts located at banks in China and Hong Kong.
Capital Expenditures
     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	2,699	4,721	5,723	816
     In the past, our capital expenditures were made primarily for the purchase of computer equipment and servers. Our capital expenditures for the fiscal year ended March 31, 2009 are expected to be higher than in the past due to purchases of office buildings. On August 7, 2008, we entered into agreements to purchase our Beijing office building for total cash consideration of RMB51.5 million. On August 12, 2008, RMB 0.4 million were paid to the seller as a deposit, and the remainder of the consideration is expected to be paid to the sellers when we obtain all the relevant approvals.
Foreign Exchange
     We maintain our accounts in Renminbi, Hong Kong dollars and U.S. dollars. Through February 1, 2008, ATA Inc. and ATA BVI’s functional currency was RMB. Effective February 2, 2008, ATA Inc. and ATA BVI changed their functional currency to U.S. dollar due to the significant changes in ATA Inc.’s and ATA BVI’s economic facts and circumstances. Our PRC subsidiaries and variable interest entities’ functional currency is RMB. The non-Renminbi portion of our revenues have primarily consisted of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures have primarily consisted of professional fees, both denominated in U.S. dollars, as well as certain Hong Kong dollar-denominated general and administrative expenses. As of March 31, 2008, we had RMB 332 million (US $47 million) in cash, including RMB 295 million (US $42 million) bank balance held in U.S. dollars denominated accounts with banks in Hong Kong. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”
Recent Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, established a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about the fair value measurement. The provisions of SFAS No. 157 will be effective for the Group on April 1, 2008. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Although the Group will continue to evaluate the impact of adopting SFAS No. 157 on the consolidated financial statements, management does not currently expect its initial adoption will have a material impact on the Company’s consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 will be effective for the Group on April 1, 2008. Management has elected not to adopt the fair value option as permitted under SFAS No. 159.

     In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
     In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. Management does not expect that the initial adoption of SFAS No. 160 will have a material impact on the Company’s consolidated financial statements.
C. Research and Development
     Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted of 56 people as of March 31, 2008. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for developing next generation and cutting-edge products and services. Our total expenses for research and development were RMB4.9 million, RMB9.3 million and RMB12.9 million ($1.8 million) for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2006 to March 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     We do not currently have, and do not expect in the future to have, any outstanding off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

F. Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations as of fiscal year ended March 31, 2008:

	Payment Due by Period
					More
		Within	1-3	3-5	than 5
	Total	1 Year	Years	Years	Years
	(In thousands of RMB)
Operating Lease Obligations	9,707	4,471	5,236	—	—
Acquisition Payable Obligation	5,572	5,572	—	—	—
     Our operating lease obligations are comprised of our office lease obligations for our offices in China, including an increase in lease payments for the lease of an additional floor at our current principal office location to cope with growth in our business and headcount. These office leases expire at different times over the period from the date of this annual report through April 2011, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.
     Under our cooperation agreement with Tsinghua University, entered into in August 2007, for the development and delivery of course programs using course content provided by Tsinghua University, we are obligated to pay Tsinghua University at least RMB15.0 million in license fees for Tsinghua University course content by the end the third anniversary of the date of the contract, of which RMB5.0 million was payable prior to October 31, 2007. The license fees are paid to Tsinghua University quarterly based on actual usage. Due to a change in current market conditions and our business planning, we did not commence any business transactions with Tsinghua University and did not make any payment to Tsinghua University as of March 31, 2008. We are in the process of negotiating with Tsinghua University to revise the term under this agreement.
     On October 15, 2007, we entered into definitive agreements to purchase the entire equity interests of Beijing Jindixin Software Technology Company Limited and JDX Holdings Limited for an aggregate consideration of RMB10.0 million. During the year ended March 31, 2008, we had paid the sellers RMB4.4 million, and the remainder of the consideration will be paid to the sellers in or around October, 2008.
     On August 7, 2008, the Company entered into agreements to purchase its Beijing office building for total cash consideration of RMB51.5 million. On August 12, 2008, RMB 0.4 million were paid to the seller as a deposit, and the remainder of the consideration is expected to be paid to the sellers when the Company obtains all the relevant approvals.
     Indebtedness
     We currently do not have any outstanding debt, debt securities, contingent liabilities, mortgages, or liens.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 8th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China.

Name	Age	Position
Kevin Xiaofeng Ma	44	Chairman of the Board of Directors, Chief Executive Officer
Walter Lin Wang	47	Director, President
Carl Yeung	28	Chief Financial Officer
Andrew Yan	50	Director
Hope Ni(1)	35	Director
Alec Tsui(1)	58	Director
Patrick Tien	51	Vice President of Channel and Sales
Alex Tong	46	Vice President of Business Development
Paul Hsu	42	Vice President of Product Marketing
Jeffery Gao(2)	35	Finance Director

(1)	Ms. Ni and Mr. Tsui became our independent directors effective as of January 28, 2008.

(2)	Mr. Gao became our Finance Director on July 14, 2008.
     Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as vice president at the Beijing MDI High-Tech Center, as president at Beijing Zhongjia Integrated Intelligent System Engineering, and as director at China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.
     Walter Lin Wang is a co-founder, director and president of our company. Prior to co-founding our company, Mr. Wang practiced independent IT consulting. Mr. Wang also worked as an engineer and deputy department head at the PRC Ministry of Railways’ Information Center. Mr. Wang holds a bachelor’s degree in computer science from Southwest Jiaotong University and a master’s degree in computer science from University of Central Florida.
     Carl Yeung is currently the chief financial officer of our company and resigned from our board of directors effective as January 28, 2008. Prior to joining us, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited from 2002 to 2006. Mr. Yeung is an independent non-executive director at China Natural Gas, Inc. which is an OTC Bulletin Board traded company. Mr. Yeung holds a bachelor’s degree in economics with concentrations in finance and operations management from Wharton School, University of Pennsylvania, and a bachelor’s degree in applied science with a concentration in systems engineering from School of Engineering and Applied Sciences, University of Pennsylvania.
     Andrew Yan is a director of our company. He is the managing partner of SB Asia Investment Fund II L.P. and president of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1991 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington D.C., the World Bank and the Economic Restructuring Institute of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 by the China Venture Capital Association. He is currently an independent director of three Hong Kong-listed companies, China Oilfield Services Limited, China Resources Land Limited and Stone Group Holdings Limited. Mr. Yan received a Master of Arts degree from Princeton University and a Master of Arts degree from Peking University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

     Hope Ni became our independent director as of January 28, 2008. Ms. Ni is currently serving as Vice Chairman of Comtech Group and as a director of KongZhong Corporation, both listed on the Nadsaq Global Select Market. Ms. Ni served as the chief financial officer and secretary for Comtech Group Inc. from August 2004 to December 2007. She also serves on the board of Qianjia Consulting Company, which she founded in 2002. From September 1998 to August 2004, Ms. Ni was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong specializing in corporate finance and from 1995 to 1996 worked at Merrill Lynch in its investment banking division in New York. Ms. Ni received a juris doctor degree from University of Pennsylvania Law School and a bachelor’s degree in applied economics and business management from Cornell University.
     Alec Tsui became our independent director as of January 28, 2008. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Ltd., COSCO International Holdings, China Power International Development Limited, Synergis Holdings Ltd., Greentown China Holdings Ltd., China BlueChemical Limited, Vertex Group Ltd., China Hui Yuan Juice Holdings Co. Ltd., and Pacific Online Ltd. He was also an independent non-executive director of Melco PBL Entertainment (Macau) Ltd. which is listed in Nasdaq Global Market. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree and a master of engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.
     Patrick Tien is a vice president, in charge of channel and sales, of our company. Prior to joining us, Mr. Tien worked as a project general director at Microsoft Learning from 1991 to 2005. Mr. Tien holds a bachelor’s degree in computer science from Chung Yuan Christian University, and a master’s degree in computer engineering from University of Massachusetts, Lowell.
     Alex Tong is a vice president, in charge of business development, of our company. Prior to joining us, Mr. Tong worked as the Asia Pacific General Manger at the Royal Institution of Charted Surveyors from 2003 to 2005. Prior to that, Mr. Tong worked for Thomson Prometric in the position of executive director from 1999 to 2003 and as the managing director at Pearson NCS Hong Kong Ltd. from 1997 to 1999. Mr. Tong graduated from University of Nottingham with a bachelor’s degree in education and a master’s degree of philosophy in education and from the Chinese University of Hong Kong with an executive MBA.
     Paul Hsu is a vice president, in charge of product development and marketing, of our company. Prior to joining us, Mr. Hsu worked as product marketing director at Microsoft Greater China Region from 1995 to 2006 and worked as a technical group manager at Digital Equipment Corp Taiwan from 1990 to 1995. Mr. Hsu holds a college degree in mechanical engineering from Taiwan DongNan College.
     Jeffery Gao became our finance director on July 14, 2008. Prior to joining us, Mr. Gao was a director at Ernst & Young’s Beijing office from October 2007. Prior to that he worked at PricewaterhouseCoopers in their Shanghai, Philadelphia and Beijing offices from 1996. Mr. Gao holds a bachelor’s degree in audit from the Shanghai University of Finance and Economy. He is also a fellow member of the Association of Chartered Certificated Accountants.
B.Compensation
     For the fiscal year ended March 31, 2008, we and our subsidiaries paid aggregate cash compensation of approximately RMB4.4 million ($0.6 million) to our directors and executive officers as a group, and granted to selected directors and executive officers options to acquire an aggregate of 287,800 common shares. For the fiscal year ended March 31, 2008, we also accrued bonus of approximately RMB92,000 ($13,120) to our officers and directors. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives
     Historical Issuance of Options and Warrants
     On May 23, 2003, we granted options to purchase our common shares to certain employees and consultants. We issued to Jianguo Wang, our former senior vice president, and Xiaozhong Luo, our vice president, options to purchase 1,095,890 and 273,973 of our common shares, respectively, for a price of $0.545 per share in consideration for their contribution to our company up to that time. We also issued a warrant to purchase 547,945 of our common shares for a price of $0.545 per share to Techina Capital Inc. for its previous service as financial advisor to us. Options held by Jianguo Wang and Xiaozhong Luo were vested as of April 12, 2005. The warrant held by Techina Capital Inc. was exercisable as of June 30, 2003. All of these options and warrants were exercised in the first half of 2008.
     Share Option Plan
     We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, (y) 336,307 shares, and (z) any lesser number of shares determined by our board of directors.
     As of the date of this annual report, we have granted options under the 2005 Plan for the purchase of a total of 3,235,800 common shares to selected directors, officers, employees and individual consultants and advisors, of which 3,063,800 are outstanding. In April 2005, we granted options for the purchase of 1,312,600 shares at an exercise price of $2.263 per share. In December 2005, we granted options for the purchase of 951,000 shares at an exercise price of $3.60 per share. In May 2006, we granted options for the purchase of 330,400 shares at an exercise price of $3.60 per share. In December 2006, we granted options for the purchase of 250,000 common shares at an exercise price of $3.60 per share. In October 2007, we granted options for the purchase of 391,800 shares at an exercise price of $3.60 per share. Our options issued under the 2005 Plan in April 2005, December 2005, May 2006 and December 2006 vest over a period of four years, with 25% vesting on the first anniversary of the vesting start date designated in the board resolution granting such options and 2.0833% vesting on the same day as the vesting start date of each calendar month over the subsequent three years. For our options issued under the 2005 Plan in October 2007, 25% vest on January 1, 2008 and the remaining 75% vest in 30 equal monthly installments beginning January 31, 2008. A total number of 2,268,269 options issued under the 2005 Plan were vested and exercisable for common shares as of the date of this annual report. On January 28, 2008, 100,000 share options were granted to two independent directors under the 2008 Plan at an exercise price of $4.75 (RMB33.31) per share. 25% of the options granted vest on January 28, 2009 and the remaining 75% vest ratably at the end of each month over the following 36-month period. The contractual term of these options is 10 years. On July 14, 2008, 50,000 share options were granted to our finance director under the 2008 Plan at an exercise price of $6.315 (RMB44.28) per share. 25% of the options granted vest on July 14, 2009 and the remaining 75% vest ratably at the end of each month over the following 36-month period. The contractual term of these options is 10 years.
     Options granted under our share incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, the options granted to Andrew Yan, one of our directors, and Joe Zhou, a former director, provide that the vesting of their options will be accelerated so that the grantee’s options become completely vested and exercisable on the date the grantee ceases to be a director of our company. Joe Zhou ceased to be a director of our company in December 2006.
     Generally, if the grantee’s employment or service with us is terminated for cause, all such grantee’s options under our share incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable ninety days following the grantee’s last day of employment or service with us. In circumstances where there is a death or total disability of the grantee, generally all unvested options immediately terminate and become unexercisable while vested options terminate and become unexercisable twelve months after the last date of employment or service with us.
     Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2005 Plan will terminate in 2015 and the 2008 Plan will terminate in 2018.
     The table below sets forth the option grants made to our current directors and executive officers pursuant to our share incentive plans:

	Number of
	Common Shares
	to be Issued	Exercise
	Upon Exercise	Price per
Name	of Options	Common Share	Date of Grant	Vesting Start Date	Date of Expiration

Carl Yeung	330,400	$3.60	May 26, 2006	May 1, 2006	May 25, 2016
	187,800	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Patrick Tien	220,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Alex Tong	100,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Paul Hsu	200,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016
Jeffery Gao	50,000	$6.315	July 14, 2008	July 14, 2008	July 13, 2018
C. Board Practices
Duties of Directors
     Under Cayman Islands Law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares;

•	declaring dividends and distributions;

•	exercising the borrowing powers of our company and mortgaging the property of our company;

•	approving the transfer of shares of our company, including the registering of such shares in our share register; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.
Terms of Directors
     We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Walter Lin Wang, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis, beginning with our class A directors at the first annual general meeting of our shareholders. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year.
Board Practices
     Our board of directors has established an audit committee, a compensation committee and a nominations committee.
     Audit Committee
     Our audit committee consists of Hope Ni and Alec Tsui. Hope Ni is the chairman of our audit committee. Our board of directors has determined that Hope Ni and Alec Tsui are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Hope Ni meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The third seat on our audit committee is vacant in reliance on Nasdaq Marketplace Rule 4350(a)(1), which permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its audit committee. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time. We are seeking a third independent director to fill this vacancy before December 31, 2008
     Our audit committee is responsible for, among other things:
•	appointing the independent auditor;

•	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

•	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditor relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.
     Compensation Committee
     Our compensation committee consists of Andrew Yan, Hope Ni and Alec Tsui. Andrew Yan is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).
     Our compensation committee is responsible for:
•	reviewing and approving our overall compensation policies;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors, and determining our chief executive officer’s compensation level based on this evaluation;

•	determining the compensation level of our other executive officers;

•	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

     Nominations Committee
     Our nominations committee consists of Kevin Xiaofeng Ma, Andrew Yan and Alec Tsui. Kevin Xiaofeng Ma is the chairman of the nominations committee. Although Nasdaq Marketplace Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), Nasdaq Marketplace Rule 4350(a)(1) permits a foreign private issuer like us to follow “home country practices” in relation to composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.
     Our nominations committee is responsible for, among other things:
•	seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

•	evaluating the nature, structure and composition of other board committees.
Corporate Governance
     Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our web site, http://www.ata.net.cn. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
Interested Transactions
     A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
D. Employees
     We had 264, 328 and 346 employees as of March 31, 2006, 2007 and 2008, respectively. As of March 31, 2008, we had 346 employees, 89 of which were in sales and marketing, 56 in research and development, 134 in client service and support and 67 in general and administrative functions.
     In April 2005, we adopted a share incentive plan, or the 2005 Plan. In January 2008, we adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan. We use our share incentive plans as an additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see Item 6.B. “Directors, Senior Management and Employees — Share Incentives — Share Option Plan.” We believe these initiatives have contributed to our ability to attract and retain talent.
     As required by Chinese laws and regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We make monthly payments to these plans in respect of each employee based on the employee’s compensation. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

     According to our contracts with our employees, our employees are generally prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us and, for a period of five years following termination, from soliciting our existing clients. However, we may have difficulty enforcing these non-competition and non-solicitation terms in China because the Chinese legal system, especially with respect to the enforcement of such terms, is still developing.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of August 25, 2008 by:
•	each person known to us to own beneficially more than 5% of our common shares, and

•	each of our directors and executive officers

	Common Shares Beneficially
	Owned
	Number(1)	Percent(2)

Directors and Executive Officers:
Kevin Xiaofeng Ma(3)	6,148,648	13.5%
Walter Lin Wang(4)	3,086,936	6.8%
Carl Yeung	*	*
Andrew Yan	*	*
Hope Ni	—	—
Alec Tsui	—	—
Patrick Tien	*	*
Alex Tong	*	*
Paul Hsu	*	*
Jeffery Gao	—	—
Directors and Executive Officers Combined	10,214,090	22.4%
Principal Shareholders:
HSBC International Trustee Limited(5)	18,080,584	39.6%
SB Asia Investment Fund II L.P. (6)	13,107,436	28.7%
Able Knight Development Limited(3)	6,148,648	13.5%

Lijun Mai(7)	4,845,000	10.6%
Wealth Treasure Management Limited(4)	3,086,936	6.8%
Government of Singapore Investment Corporation Pte Ltd(8)	2,352,772	5.2	%(8)

*	Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after August 25, 2008.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after August 25, 2008. The total number of our common shares outstanding as of August 25, 2008 is 45,675,521

(3)	Includes 6,148,648 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)	Includes 3,086,936 common shares held by Wealth Treasure Management Limited. Wealth Treasure Management Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited. The business address of Wealth Treasure Management Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)	Includes 6,148,648 common shares held by Able Knight Development Limited, 1,500,000 common shares held by Creation Linkage Development Limited, 1,500,000 common shares held by New Beauty Holdings Limited, 3,086,936 common shares held by Wealth Treasure Management Limited, 1,000,000 common shares held by Valley Joy Limited, 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of these companies is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee for trusts holding the common shares. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #14-01 HSBC Building, Singapore 049320.

(6)	Includes 13,107,436 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. The sole general partner of SB Asia Investment Fund II L.P. is SB Asia Pacific Partners, L.P. The sole general partner of SB Asia Pacific Partners, L.P. is SB Asia Pacific Investment Limited, whose sole shareholder is Asia Infrastructure Investment Limited. Asia Infrastructure Investment Limited is controlled by SB First Singapore Pte Ltd., whose sole shareholder is SOFTBANK Corporation.

(7)	Includes 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)	Based on a Schedule 13G jointly filed by the Government of Singapore Investment Corporation Pte Ltd, Government of Singapore and Monetary Authority of Singapore on February 12, 2008. According to the Schedule 13G, the Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 1,549,600 common shares beneficially owned by it with the Government of Singapore, and it shares the power to vote and dispose of the 803,172 common shares it beneficially owns with the Monetary Authority of Singapore.
     None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers.
Historical Changes in Shareholdings of Our Major Shareholders
     In March 2005, we entered into a share purchase agreement with SB Asia Investment Fund II L.P., or SAIF, and Winning King Ltd., pursuant to which we issued 6,186,478 Series A convertible preferred shares to SAIF and 441,891 Series A convertible preferred shares to Winning King Ltd. at a price of $2.263 per preferred share. The following table sets forth the change in shareholdings of our shareholders following the issuance of the Series A convertible preferred shares pursuant to the March 2005 share purchase agreement:

	Shares Owned	Percentage	Shares Owned	Percentage
Name of Shareholder	Before Change	Before Change	After Change	After Change

Kevin Xiaofeng Ma	8,246,808	50.22%	8,246,808	35.78%
Walter Lin Wang	4,086,936	24.89%	4,086,936	17.73%
Zhenxiu Zheng	485,096	2.95%	485,096	2.10%
Ming Guo	3,601,840	21.93%	3,601,840	15.63%
SB Asia Investment Fund II L.P.	—	—	6,186,478	26.84%
Winning King Ltd.	—	—	441,891	1.92%
     In September 2005 Ming Guo sold 1,700,000 common shares to SAIF, 1,000,000 common shares to Pro-Winner Ltd., a company wholly owned by our former senior vice president Jianguo Wang, and 901,840 to Kevin Xiaofeng Ma.
     Under the March 2005 share purchase agreement, we issued a warrant to SAIF granting SAIF the right to purchase 883,783 Series A-1 convertible preferred shares at a price of $3.3945 per preferred share. In May 2006, SAIF exercised this warrant in its entirety, resulting in an increase in SAIF’s percentage shareholding from 34.22% to 36.65%.
     In June 2006, Lijun Mai exercised a warrant to purchase 5,479,452 of our outstanding common shares. Ms. Mai obtained this warrant pursuant to the terms of agreements entered into between Ms. Mai and ATA BVI in May 2003 under which Ms. Mai loaned RMB19.0 million ($2.5 million) to ATA BVI. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Warrant Granted to a Third Party That Has Become a Significant Shareholder.”
     In July 2007, we adjusted the conversion price of the Series A convertible preferred shares to $1.3829 per share in accordance with the provisions of our memorandum and articles of association, as a result of which each Series A convertible preferred share became convertible into 1.6364163 common shares. See note 14 to our audited consolidated financial statements.
     In October 2007, Kevin Xiaofeng Ma transferred by gift all of his ownership interest in (1) 6,148,648 common shares to Able Knight Development Limited, (2) 1,500,000 common shares to Creation Linkage Development Limited, and (3) 1,500,000 common shares to New Beauty Holdings Limited. Able Knight Development Limited is a company ultimately wholly owned by a trust of which Kevin Xiaofeng Ma is the settler and certain family members of Kevin Xiaofeng Ma are the beneficiaries. Each of Creation Linkage Development Limited and New Beauty Holdings Limited is a company ultimately wholly owned by a trust of which one or more adult family members of Kevin Xiaofeng Ma are the settler and beneficiaries.
     In December 2007, Walter Lin Wang transferred by gift all of his ownership interest in (1) 3,086,936 common shares to Wealth Treasure Management Limited and (2) 1,000,000 common shares to Valley Joy Limited. Wealth Treasure Management Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Walter Lin Wang as the settler and one of the beneficiaries. Valley Joy Limited is a company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with one or more family members of Walter Lin Wang as the settler and beneficiaries.
     In December 2007, Lijun Mai transferred by gift all of her ownership interest in (1) 1,645,000 common shares to Mutual Step Holdings Limited, (2) 1,600,000 common shares to Art Kind Technology Limited, (3) 1,600,000 common shares to Art Grace Development Limited, and (4) 634,452 common shares to Joy Spread Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Joy Spread Development Limited is a British Virgin Islands company ultimately wholly owned by a sister of Lijun Mai.
     We completed our initial public offering of 4,874,012 ADSs, each representing two common shares on February 1, 2008. On February 28, 2008, the underwriters to our initial public offering exercised their over allotment option, which resulted in us issuing an additional 126,101 ADSs, each representing two common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”
B. Related Party Transactions.
Agreements among ATA BVI, ATA Learning and ATA Online
     Due to PRC regulatory restrictions on foreign ownership of Internet content businesses in China, we operate the online portion of our test preparation and training solutions business through ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC in September 2006 and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president, both of whom are PRC citizens. ATA BVI and ATA Learning (Beijing) Inc., or ATA Learning, one of our wholly owned subsidiaries, have entered into a series of contractual arrangements with ATA Online, including an exclusive technical support agreement, a strategic consulting service agreement and a call option and cooperation agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements. See “Item 4.C. “Information on the Company — Organizational Structure — Corporate Structure and Arrangements with Our Affiliated PRC Entity.”
     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under Item 10.H. “Additional Information - Documents on Display.”
     Technical support agreement, dated October 27, 2006. Under this agreement, ATA Learning provides ATA Online with exclusive technical support services for the maintenance of ATA Online’s servers, networks and other equipment, software and systems. In return, ATA Online pays a quarterly service fee to ATA Learning. The service fee is mutually agreed by both parties, and is determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. In addition, ATA Online reimburses ATA Learning for out of pocket costs ATA Learning incurs in connection with providing the services. The term of this agreement is ten years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online may not terminate this agreement during its term.
     Strategic consulting service agreement, dated October 27, 2006. Under this agreement, ATA Learning provides ATA Online with strategic consulting and related services for ATA Online’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services related to ATA Online’s online test preparation services business. The fees for these services must be confirmed by ATA Learning and will be calculated monthly but paid quarterly based on actual time spent providing the services. In addition, ATA Learning has the right to adjust the fees payable by ATA Online in accordance with its performance. The term of this agreement is 20 years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. If either party fails to comply with this agreement, it shall indemnify all losses incurred by the other party.

Each party may terminate this agreement if the other party fails to perform its obligations under this agreement or the representations, warranties or covenants of the other party are materially inaccurate or misleading.
     Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007. To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above, ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgor may not transfer the pledged equity interest without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. This agreement may be terminated upon the completion of ATA Online’s contractual liabilities under the exclusive technical support agreement and the strategic consulting service agreement as described above. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang. We amended and restated the October 2006 agreement to take this transfer into account.
     Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang a loan in the amount of RMB0.9 million, RMB50,000 and RMB50,000, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case is ten years, which may be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang can only repay the loans by transferring all of their interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. When Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang transfer their interest in ATA Online to ATA BVI or its designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang to ATA BVI. ATA BVI also has the right to, but has no obligation to, purchase, or designate a third party to purchase, all or part of their interest in ATA Online at a price equal to the amount of the loans. In February 2007, Jianguo Wang repaid the loan by transferring all of his interest in ATA Online to Walter Lin Wang. As a result, ATA BVI terminated the loan agreement with Jianguo Wang and amended the agreement with Walter Lin Wang to increase the principal of the loan to RMB0.1 million.
     Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007. Through the call option and cooperation agreement entered into between ATA BVI and ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreement described above. This agreement can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang. We amended and restated the October 2006 agreement to take this transfer into account.
Private Placement
     In March 2005, we entered into a share purchase agreement with SB Asia Investment Fund II L.P., or SAIF, and Winning King Ltd., pursuant to which we issued 6,186,478 Series A convertible preferred shares to SAIF and 441,891 Series A convertible preferred shares to Winning King Ltd. at a price of $2.263 per preferred share. In July 2007, we adjusted the conversion price of the Series A convertible preferred shares to $1.3829 per share in accordance with the provisions of our memorandum and articles of association, as a result of which each Series A convertible preferred share became convertible into 1.6364163 common shares. See note 14 to our audited consolidated financial statements. Under the March 2005 share purchase agreement, we issued a warrant to SAIF granting SAIF the right to purchase 883,783 Series A-1 convertible preferred shares at a price of $3.3945 per preferred share. In May 2006, SAIF exercised this warrant in its entirety.
Shareholders Agreement and Right of First Refusal and Co-Sale Agreement

     In connection with our sale of Series A convertible preferred shares to SAIF and Winning King Ltd. in March 2005, we and our existing shareholders entered into a Shareholders Agreement. Under this agreement, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights.
     The Shareholders Agreement also provides for other rights enjoyed by holders of our preferred shares, all of which rights terminated upon the completion of our initial public offering.
     We and our existing shareholders also entered into a Right of First Refusal and Co-Sale Agreement in March 2005. Under this agreement, holders of our preferred shares have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of the holders of our common shares. However, these rights do not apply to transfers pursuant to an initial public offering meeting the standards set forth above, and these rights terminated upon the completion of our initial public offering.
     Following establishment of our Cayman Islands holding company, we entered into a Shareholders Agreement and a Right of First Refusal and Co-Sale Agreement, each on the same terms as described above, with the shareholders of our Cayman Islands holding company in November 2006.
Loans to Our Shareholders, Members of Our Management and Companies Controlled by Our Shareholders or Members of Our Management
     Our subsidiaries have in the past made loans and advances to certain of our shareholders and members of our management. During the period from April 2005 through the date of this document, the maximum aggregate amount of outstanding balances due on such loans and advances was RMB3.5 million. All of these loans and advances were unsecured and non-interest bearing, and all such loans and ad advances were repaid prior to completion of our initial public offering.
     We also received advances from our shareholders and members of our management for operating, investing and financing activities. All such advances were repaid prior to completion of our initial public offering.
C. Interests of Experts and Counsel
     Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated statements and other financial information.
     Our consolidated financial statements are included at the end of this annual report.
Legal Proceedings
     We are not currently involved in any litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.
Dividend Policy
     We have never declared cash dividends on our common shares. We currently intend to retain all available funds and any future earnings to finance our business and to fund the growth and expansion of our business, and, therefore, do not expect to pay any cash dividends on our common shares, including those represented by ADSs, in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

     Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our common shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.
     Under China’s new Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Under the New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”
B. Significant Changes
     Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this report.

ITEM 9.	THE OFFER AND LISTING
A. Offering and listing details.
Price Range of Our ADSs
     Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
2008
January (from January 29, 2008)	US$10.30	US$8.30
February	US$10.40	US$8.67
March	US$12.92	US$8.02
April	US$11.91	US$8.96
May	US$17.45	US$10.50
June	US$16.07	US$13.00
July	US$15.45	US$9.42
August (through August 25, 2008)	US$15.41	US$11.61
     On August 25, 2008, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$11.63 per ADS.
B. Plan of Distribution
     Not applicable.

C. Markets
     See Item 9.A above.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained in “Description of Share Capital” of our F-1 registration statement (File No. 333-148512) originally filed with the Securities and Exchange Commission on January 8, 2008, as amended.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
     Regulation of Foreign Exchange
     China’s government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by Chinese entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of the PRC State Administration of Foreign Exchange, or SAFE.
     Under current Chinese regulations, Foreign-Invested Enterprises such as our Chinese subsidiaries are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a foreign exchange registration certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

     The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 18.02% versus the U.S. dollar from July 21, 2005 to March 31, 2008. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.
     Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 states that Chinese residents must register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the Chinese residents.
     Our shareholders who are Chinese residents did not establish our offshore companies as part of a round-trip investment to acquire or control through our offshore companies onshore assets or equity interests originally held by such Chinese resident shareholders. Nevertheless, to ensure that we remain in full compliance with all Chinese foreign exchange-related regulations, our Chinese resident shareholders have applied for registration with the Beijing branch of SAFE under Notice 75 in 2006, but were orally informed that the application could not be accepted because Notice 75 does not apply to them. On May 29, 2007, SAFE issued the Notice of Operation Guidance for Notice 75, or Notice 106, according to which Chinese resident shareholders in an offshore company which has at least two years operating history and has made investment in China can apply for registration under Notice 75. There is no deadline for such registration. We have urged our Chinese resident shareholders to register under Notice 75 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE. Failure by such shareholders to comply with Notice 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.
     Dividend Distributions
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2008, only ATA Online had allocated RMB102,597 in statutory reserves. Our other Chinese subsidiaries had not allocated anything to these reserves and funds because they had accumulative deficits under PRC GAAP as of March 31, 2008. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

E. Taxation
     The following is a general summary of the material Cayman Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ADSs and common shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and common shares.
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
     Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:
•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.
     The undertaking for us is for a period of twenty years from October 3, 2006.
People’s Republic of China Taxation
     In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains. See “Item 3. Key Information — D. Risk Factors — Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.”
     If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.
United States Federal Income Taxation
     This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.
     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.
Prospective purchasers are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
     For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.
     For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
Dividends on ADSs and ordinary shares
     Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the Nasdaq Global Market or another established securities market in the U.S. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
     Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.
Sales and other dispositions of ADSs or ordinary shares
     Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.
Passive foreign investment company
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2008, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.
     We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
     If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
     To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or ordinary shares” section above.
     Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.
     If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.
     If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will. Therefore, although we do not expect to be a PFIC, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.
U.S. information reporting and backup withholding rules
     Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.
PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO

THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.
F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts.
     Not applicable.
H. Documents on Display
     We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 as amended.
     We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
     We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E. Washington D.C. 20549.
     You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.
I. Subsidiaries Information
     Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Quantitative and Qualitative Disclosures about Market Risk
     Interest Rate Risk
     Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

     Foreign Currency Risk
     A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 18.02% versus the U.S. dollar from July 21, 2005 to March 31, 2008. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.
     ATA Inc. and ATA BVI’s functional currency became the U.S. dollar effective from February 2, 2008 due to the significant changes in ATA Inc.’s and ATA BVI’s economic facts and circumstances. Net assets of ATA Inc. and ATA BVI accounted for 82.1% of our consolidated net assets as of March 31, 2008, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB7.9 million ($1.1 million) which we recognized as a component of comprehensive loss as of March 31, 2008. If the Renminbi against U.S. dollar as of March 31, 2008 had further appreciated by 10% from 7.012 to 6.311 as of March 31, 2008, the translation loss would have increased by RMB29.9 million ($4.3 million).
     Inflation
     China has recently begun experiencing an increase in inflation, with China’s year-over-year change in consumer price index reaching 7.9% for the first six months of 2008, according to China’s National Bureau of Statistics. Prior to that, China had not experienced significant inflation for more than a decade. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 1.8%, 1.5% and 4.8% in the years 2005, 2006 and 2007, respectively. Inflation has not had a material impact on our results of operations to date, and we do not currently expect the recent increase in inflation rates in China to have a significant effect on our operations.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     The rights of securities holders have not been materially modified.
ITEM 15. CONTROLS AND PROCEDURES
Internal Control Over Financial Reporting
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
     In connection with the audit of our consolidated financial statements for the year ended March 31, 2008, our independent registered public accounting firm reported to us that it had identified two material weaknesses, as defined under the standards established by the Public Company Accounting Oversight Board, in our internal controls over financial reporting. One of the material weaknesses communicated to us was that we have a significant number of late adjustments which are not timely booked to the Company’s general ledger system. The supporting documentation of these late adjustments is not systematically maintained or centrally filed which may result in incomplete information and errors in the late adjustments. The second material weakness communicated to us was that we lack sufficient management review and do not have appropriate reconciliation procedures over our significant accounts and transactions. As a result of these material weaknesses, the following audit adjustments to our consolidated financial statements for the year ended March 31, 2008 were required by our independent registered public accounting firm to be recorded by us: (1) an adjustment to correct the overstatement of our accounts receivable by RMB3.5 million and deferred revenue by RMB3.5 million; (2) an adjustment to decrease deferred income tax assets by RMB1.7 million, current income tax payable by RMB1.0 million and to increase income tax expenses by RMB0.7 million due to inappropriate identification of the temporary and permanent differences in the process of deferred tax calculation; (3) an adjustment to correct the under-accrual of our employee bonuses by RMB2.3 million; and (4) an adjustment to reclassify RMB6.5 million prepaid royalties from current assets to non-current assets.
     To address these material weaknesses in our internal controls:
•	we intend to increase our in-house accounting expertise and reporting capabilities through additional training;

•	we intend to book historical adjustments in our general ledger system;

•	we are preparing a systematic reconciliation and analytical procedure as a reference in connection with reviewing the financial reports of our significant accounts and transactions; and

•	we intend to strengthen our internal audit function to focus on financial and reporting processes in addition to our operational activities.
     We plan to remediate the material weaknesses and deficiencies discussed above and to take other steps to improve our internal control processes in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which is for an annual report for the fiscal year ending March 31, 2009. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting.

Disclosure Controls and Procedures
     Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of March 31, 2008. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2008, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and (b) accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer’s conclusion regarding our disclosure controls and procedures is based on management’s conclusion that our disclosure controls and procedures should address the material weaknesses and other internal control deficiencies as described above.
     Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of control must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.
Changes in Internal Control over Financial Reporting
     Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our audit committee consists of Hope Ni and Alec Tsui. Hope Ni is the chairman of our audit committee. Our board of directors has determined that Hope Ni and Alec Tsui are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Hope Ni meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.
ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, http://www.ata.net.cn.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Fiscal Year ended March 31,
	2006	2007	2008
	RMB	RMB	RMB	USD
Audit fees (1)	1,105,991	6,469,562	6,827,828	973,735
Audit-related fees (2)	—	4,267,187	5,313,965	757,839

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditor for the audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in fiscal year 2007 and 2008 involve principally the quarterly and half-year review of our consolidated financial statements, and the issuance of comfort letter and rendering of listing advice in connection with our initial public offering.
     The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     None.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable.
ITEM 18. FINANCIAL STATEMENTS
     Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS
Index to Exhibits

Exhibit
Number	Description

1 .1	—	Second Amended and Restated Memorandum and Articles of Association of the Registrant.*

1 .2	—	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2 .1	—	Form of Common Share Certificate.*

2 .2	—	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary.(1)

2 .3	—	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2 .4	—	Shareholders Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

2 .5	—	Right of First Refusal and Co-Sale Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

Exhibit
Number	Description

4 .1	—	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4 .2	—	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4 .3	—	Form of Indemnification Agreement between the Registrant and its directors.*

4 .4	—	Master Service Agreement between Microsoft (China) Co., Ltd. and ATA Testing Authority, (Beijing) Limited, dated May 16, 2003 and the Addendum to Master Service Agreement, dated June 8, 2006 (omits certain information for which confidential treatment has been requested; an unredacted version of this document has been filed with the Securities and Exchange Commission).*

4 .5	—	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4 .6	—	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4 .7	—	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006.*

4 .8	—	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4 .9	—	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang, Jianguo Wang and ATA Online (Beijing) Education Technology Limited, dated October 27, 2006.*

4 .10	—	Framework Agreement for Option Right Exercise among ATA Testing Authority (Holdings) Limited, Lin Wang, Jianguo Wang, ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4 .11	—	Option Exercise Notice between ATA Testing Authority (Holdings) Limited and Jianguo Wang, dated February 12, 2007.*

4 .12	—	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang and ATA Online (Beijing) Education Technology Limited, dated February 12, 2007.*

4 .13	—	Equity Pledge Agreement among Xiaofeng Ma, Lin Wang and ATA Learning (Beijing) Inc., dated February 12, 2007.*

8 .1	—	List of Subsidiaries.*

11 .1	—	Code of Conduct.*

12 .1	—	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12 .2	—	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13 .1	—	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13 .2	—	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23 .1	—	Consent of KPMG.

23 .2	—	Consent of Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited.

23 .3	—	Consent of Jincheng Tongda & Neal Law Firm.

23 .4	—	Purchase Order Translation (8 Floor)

23 .5	—	Purchase Order Translation (16 Floor)

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-148641) filed with the Securities and Exchange Commission with respect to American depositary shares representing our common shares.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA INC.
/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: August 28, 2008

S-1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA Inc.:
We have audited the accompanying consolidated balance sheets of ATA Inc. and its subsidiaries (the “Company”) as of March 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and its subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
August 27, 2008

ATA INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of March 31, 2007 and 2008

		March 31,
	Note	2007	2008	2008
		RMB	RMB	USD
ASSETS
Current assets:
Cash		45,019,114	332,196,672	47,375,452
Accounts receivable, net	(4)	16,977,651	63,502,408	9,056,248
Due from related parties	(19)	19,770	—	—
Inventories		2,405,912	2,951,966	420,988
Prepaid expenses and other current assets	(5)	12,233,295	4,657,608	664,233

Total current assets		76,655,742	403,308,654	57,516,921

Investments in affiliates	(6)	3,162,548	—	—
Property and equipment, net	(7)	7,543,184	10,668,300	1,521,435
Goodwill		6,880,123	6,880,123	981,193
Deferred initial public offering costs		9,462,485	—	—
Deposit for an acquisition	(3)	—	4,706,596	671,220
Other assets		4,461,368	11,070,071	1,578,732

Total assets		108,165,450	436,633,744	62,269,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	(9)	19,278,532	29,822,313	4,253,039
Deferred revenues	(10)	26,341,019	36,707,916	5,235,014

Total current liabilities		45,619,551	66,530,229	9,488,053

Deferred revenues	(10)	7,897,234	7,025,971	1,001,992

Total liabilities		53,516,785	73,556,200	10,490,045

Shareholders’ equity:
Convertible preferred shares: USD0.01 par value; 10,000,000 shares authorized, including:
Series A preferred shares:
6,628,369 and nil shares issued and outstanding as of March 31, 2007 and 2008, respectively (Aggregate liquidation value of USD15 million and nil as of March 31, 2007 and 2008, respectively)	(14)	533,451	—	—
Series A-1 preferred shares:
883,783 and nil shares issued and outstanding as of March 31, 2007 and 2008, respectively (Aggregate liquidation value of USD3 million and nil as of March 31, 2007 and 2008, respectively)	(14)	70,848	—	—
Common shares:
Par value: USD0.01; Authorized: 40,000,000 and 500,000,000 shares as of March 31, 2007 and 2008, respectively; Issued and outstanding: 25,479,452, and 47,210,232 shares as of March 31, 2007 and 2008, respectively;	(15)	2,093,877	3,656,210	521,422
Treasury shares — 3,579,320 common shares, at cost		(16,106,940)	(16,106,940)	(2,297,054)
Additional paid-in capital	(14, 15)	203,139,446	498,374,024	71,074,447
Accumulated other comprehensive loss	2(d )	—	(7,933,512)	(1,131,419)
Accumulated deficit		(135,082,017)	(114,912,238)	(16,387,940)

Total shareholders’ equity		54,648,665	363,077,544	51,779,456

Commitments and contingencies	(3, 17)
Total liabilities and shareholders’ equity		108,165,450	436,633,744	62,269,501

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended March 31, 2006, 2007 and 2008

		Year Ended March 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	USD
Net revenues	(11)
Product		340,538	10,075,778	34,050,222	4,855,993
Service		68,696,934	74,805,099	138,038,005	19,685,967

Total net revenues		69,037,472	84,880,877	172,088,227	24,541,960
Cost of revenues		33,988,787	41,101,688	66,947,419	9,547,549

Gross profit		35,048,685	43,779,189	105,140,808	14,994,411
Operating expenses:
Research and development		4,853,772	9,322,068	12,882,428	1,837,197
Sales and marketing		12,262,787	22,028,895	28,804,487	4,107,885
General and administrative		19,023,011	32,024,170	40,026,341	5,708,263

Total operating expenses		36,139,570	63,375,133	81,713,256	11,653,345

Income (loss) from operations		(1,090,885)	(19,595,944)	23,427,552	3,341,066
Equity in net losses of affiliates	(6)	(560,858)	(187,168)	—
Gain from sale of an affiliate	(6)	—	—	2,837,451	404,656
Gain from liquidation of an affiliate	(6)		1,509,228	988,133	140,920
Interest income		331,898	599,872	473,739	67,561
Interest expense	(8)	(22,713,422)	—	—	—
Loss from revaluation of preferred share warrant		(211,136)	—	—	—
Foreign currency exchange losses, net		(1,050,152)	(908,998)	(235,742)	(33,619)

Earnings (loss) before income taxes		(25,294,555)	(18,583,010)	27,491,133	3,920,584
Income tax benefit (expense)	(12)	485,456	1,793,158	(7,321,354)	(1,044,118)

Net income (loss)		(24,809,099)	(16,789,852)	20,169,779	2,876,466
Accretion of Series A redeemable convertible preferred shares to redemption value	(14)	(13,889,483)	—	—	—
Foreign currency exchange translation adjustment on Series A redeemable convertible preferred shares		3,269,224	—	—	—

Net income (loss) available (applicable) to common shareholders		(35,429,358)	(16,789,852)	20,169,779	2,876,466

Basic earnings (loss) per common share	(18)	(2.16)	(0.82)	0.79	0.11

Diluted earnings (loss) per common share	(18)	(2.16)	(0.82)	0.53	0.08

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of shareholders’ Equity and Comprehensive Income (Loss)
For the Years Ended March 31, 2006, 2007 and 2008

	Convertible preferred shares				Common shares
			Number						Accumulated
	Number of		of Series					Additional	other		Total
	Series A		A-1		Number of		Treasury	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	capital	loss	deficit	equity	income (loss)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of April 1, 2005	—	—	—	—	20,000,000	1,655,313	(16,106,940)	13,490,576	—	(93,483,066)	(94,444,117)
Issuance of common share warrant (See Notes 8 and 15)	—	—	—	—	—	—	—	22,379,656	—	—	22,379,656
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(13,889,483)	—	—	(13,889,483)
Foreign currency exchange translation adjustment on Series A redeemable convertible preferred shares	—	—	—	—	—	—	—	3,269,224	—	—	3,269,224
Reclassification of Series A redeemable convertible preferred shares to convertible preferred shares upon waiver of the redemption feature (See Note 14)	6,628,369	533,451	—	—	—	—	—	122,753,340	—	—	123,286,791
Reclassification of liability classified warrant to equity (See Note 14)	—	—	—	—	—	—	—	5,916,546	—	—	5,916,546
Share option expense (See Note 13)	—	—	—	—	—	—	—	4,182,233	—	—	4,182,233
Net loss	—	—	—	—	—	—	—	—	—	(24,809,099)	(24,809,099)	(24,809,099)

Comprehensive loss												(24,809,099)

Balance as of March 31, 2006	6,628,369	533,451	—	—	20,000,000	1,655,313	(16,106,940)	158,102,092	—	(118,292,165)	25,891,751

Exercise of preferred share warrant and issuance of Series A-1 convertible preferred shares (See Note 14)	—	—	883,783	70,848	—	—	—	23,978,600	—	—	24,049,448
Exercise of common share warrant and issuance of common shares (See Notes 8 and 15)	—	—	—	—	5,479,452	438,564	—	18,561,436	—	—	19,000,000
Share option expense (See Note 13)	—	—	—	—	—	—	—	2,497,318	—	—	2,497,318
Net loss	—	—	—	—	—	—	—	—	—	(16,789,852)	(16,789,852)	(16,789,852)

Comprehensive loss												(16,789,852)

Balance as of March 31, 2007	6,628,369	533,451	883,783	70,848	25,479,452	2,093,877	(16,106,940)	203,139,446	—	(135,082,017)	54,648,665

Balance as of March 31, 2007	6,628,369	533,451	883,783	70,848	25,479,452	2,093,877	(16,106,940)	203,139,446	—	(135,082,017)	54,648,665
Conversion of Series A and A-1 preferred shares into common shares (See Note 14 and 15)	(6,628,369)	(533,451)	(883,783)	(70,848)	11,730,554	843,462	—	(239,163)	—	—	—
Issuance of common shares upon initial public offering (“IPO”), net of issuance costs of RMB 28,899,914	—	—	—	—	10,000,226	718,871		287,942,477	—		288,661,348
Issuance of common share warrant (See Notes 3)								278,744	—		278,744
Share option expense (See Note 13)	—	—	—	—	—	—	—	7,252,520	—	—	7,252,520
Net income	—	—	—	—	—	—	—	—	—	20,169,779	20,169,779	20,169,779
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	(7,933,512)	—	(7,933,512)	(7,933,512)

Comprehensive income												12,236,267

Balance as of March 31, 2008	—	—	—	—	47,210,232	3,656,210	(16,106,940)	498,374,024	(7,933,512)	(114,912,238)	363,077,544

Balance as of March 31, 2008-USD						521,422	(2,297,054)	71,074,447	(1,131,419)	(16,387,940)	51,779,456

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2006, 2007 and 2008

	Year Ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD

Cash flows from operating activities:
Net (loss) income	(24,809,099)	(16,789,852)	20,169,779	2,876,466
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Amortization of loan discount	22,713,422	—	—	—
Equity in net losses of affiliates	560,858	187,168	—	—
Gain from sale of an affiliate	—	—	(2,837,451)	(404,657)
Gain from liquidation of an affiliate	—	(1,509,228)	(988,133)	(140,920)
Unrealized foreign currency exchange loss (gain)	73,341	162,562	(627,661)	(89,512)
Bad debt expense	932,127	499,729	1,655,412	236,083
Depreciation and amortization	1,547,017	1,836,675	2,699,449	384,976
Gain from disposal of property and equipment	—	(1,667)	(156,984)	(22,388)
Share-based compensation	4,182,233	2,497,318	7,252,520	1,034,301
Deferred income tax (benefit) expense	(485,456)	(1,819,345)	1,523,347	217,249
Loss from revaluation of preferred share warrant	211,136	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(9,562,443)	(4,493,002)	(48,180,169)	(6,871,102)
Due from related parties	572,652	870,036	19,770	2,819
Inventories	(878,167)	(89,159)	(546,054)	(77,874)
Prepaid expenses and other current assets	(380,939)	(7,065,627)	2,731,225	389,507
Other assets	(1,993,503)	1,128,494	(136,300)	(19,438)
Due to related parties	(7,551,496)	(163,633)	—	—
Accrued expenses and other payables	(3,426,195)	4,882,412	8,230,080	1,173,714
Deferred revenues	1,746,667	3,342,639	9,495,634	1,354,196

Net cash (used in) provided by operating activities	(16,547,845)	(16,524,480)	304,464	43,420

Cash flows from investing activities:
Capital expenditures	(2,699,341)	(4,720,600)	(5,722,766)	(816,139)
Proceeds from disposal of property and equipment	—	15,000	55,185	7,870
Proceeds from disposal or liquidation of affiliates	—	2,279,141	4,988,133	711,371
Investment in an affiliate	(4,000,000)	—	—	—
Cash paid for deposit of an acquisition	—	—	(4,427,852)	(631,468)
Advances and loans to related parties	(1,142,554)	(1,655,213)	—	—
Collection of advances and loans to related parties	20,000,000	5,133,746	—	—

Net cash provided by (used in) investing activities	12,158,105	1,052,074	(5,107,300)	(728,366)

Cash flows from financing activities:
Proceeds from initial public offering	—	—	317,561,262	45,288,258
Proceeds from issuance of common shares	—	19,000,000	—	—
Proceeds from issuance of preferred shares	—	24,049,448	—	—
Advances received for exercise of common share warrants	—	—	1,061,038	151,317
Cash paid for preferred shares and warrants issuance cost	(4,061,003)	—	—	—
Cash paid for initial public offering costs	—	(8,019,680)	(19,336,054)	(2,757,566)
Cash paid to settle a debt from an investor of ATA Learning	(30,000,000)	—	—	—
Repayment of note payable	—	(19,000,000)	—	—
Repayment of advances and loans from related parties	(7,081,480)	—	—	—
Repayment of advances from third parties	(2,800,000)	—	—	—

Net cash (used in) provided by financing activities	(43,942,483)	16,029,768	299,286,246	42,682,009

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the Years Ended March 31, 2006, 2007 and 2008

	Year Ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(73,341)	(162,562)	(7,305,852)	(1,041,907)
Net (decrease) increase in cash	(48,405,564)	394,800	287,177,558	40,955,156
Cash at beginning of year	93,029,878	44,624,314	45,019,114	6,420,296

Cash at end of year	44,624,314	45,019,114	332,196,672	47,375,452

Supplemental disclosures of cash flow information:
Cash paid for interest expense	7,630,670	—	—	—

Cash paid for income tax	—	—	4,273,015	609,386

Non-cash investing and financing activities:
Accretion of Series A redeemable convertible preferred shares to redemption value	13,889,483	—	—	—

Forgiven liability due to ATA Jiangsu	—	1,480,087	—	—

Reclassification of liability classified warrant to equity	5,916,546	—	—	—

Issuance of warrant in conjunction with an acquisition	—	—	278,744	39,752

Conversion of Series A and A-1 preferred shares into common shares	—	—	604,299	86,181

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS
Description of Business

ATA Inc. (the “Company”) and its consolidated subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), ATA Learning (Beijing) Inc. (“ATA Learning”) and ATA Learning (Wuxi) Inc. (“ATA Wuxi”), and its consolidated variable interest entity (“VIE”), ATA Online (Beijing) Education Technology Limited (“ATA Online”), (collectively, referred to as the “Group”) is a provider of computer-based testing services, test-based educational services, test preparation and training solutions and other related services in the People’s Republic of China (the “PRC”).

Organization

The Company is a holding company and does not conduct any operations. The Company was incorporated in the Cayman Islands on September 22, 2006 and became the parent company of ATA BVI when the Company issued shares to the preferred and common shareholders of ATA BVI on November 10, 2006 in exchange for proportionally all of their shares held by them in ATA BVI (the “Reorganization”). ATA BVI is also a holding company and is the immediate parent company of ATA Testing, ATA Learning, and is the primary beneficiary of ATA Online. ATA Wuxi is a subsidiary of ATA Learning. The rights of the preferred and common shares issued by the Company are the same as those originally issued by ATA BVI. In substance, ATA BVI has been reorganized as a wholly-owned subsidiary of the Company.

On February 1, 2008, the Company completed its initial public offering (“IPO”) by offering 4,874,012 American Depositary Shares (“ADS”), representing 9,748,024 common shares, at USD9.50 per ADS. On February 28, 2008, the underwriters exercised their over-allotment option and the Company issued an additional 126,101 ADSs, representing 252,202 common shares, at USD9.50 per ADS. In connection with this initial public offering, the Company received proceeds of RMB288,661,348, net of related offering expenses paid. The Company’s ADSs are listed on the NASDAQ Global Market (“NASDAQ”) in the United States of America.

Significant Concentrations and Risks

The Group is subject to, among others, the following significant concentrations and risks:

Country risk

The Group is subject to special considerations and risks associated with the PRC. These include risks associated with, among others, the political, economic, legal and social environment in the PRC, including the relative difficulty of protecting and enforcing intellectual property rights in the PRC. The interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and result of operations. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for over two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. Any change in the PRC government policies and regulations affecting the education and testing service industry may have a negative impact on the Group’s operating results and financial condition.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Revenue concentration

For the years ended March 31, 2006, 2007 and 2008, RMB41.2 million, RMB46.5 million and RMB100.2 million, representing 59.7%, 54.7% and 58.3%, of its total net revenues, respectively, were generated from licensing and service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies and institutions are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these clients are willing to pay for such products and services.

Net revenues to clients which individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	%

PRC Ministry of Labor	8,450,638	12.2%	10,440,353	12.3%	14,651,688	8.5%
China Banking Association	—	—	238,487	0.3%	30,451,076	17.7%
Securities Association of China	3,498,839	5.1%	4,998,304	5.9%	19,628,804	11.4%
No other client accounted for 10% or more of the Group’s total net revenues for the years ended March 31, 2006, 2007 and 2008.

Accounts receivable from clients which individually exceeded 10% of the Group’s accounts receivable are as follows:

	March 31,
	2007		2008
	RMB	%	RMB	%
Securities Association of China	—	—	11,646,687	18.3%
Ji’nan Tongye Co., Ltd.	—	—	9,804,000	15.4%
No other client accounted for 10% or more of the Group’s accounts receivable as of March 31, 2007 and 2008.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Concentration of cash balances held at financial institutions

The Group’s cash balance consists of the following:

	March 31,
	2007	2008
	RMB	RMB

Deposited in financial institutions in the PRC
— Held in RMB	38,311,822	31,537,108
— Held in USD	8,345	7,967

	38,320,167	31,545,075

Deposited in financial institutions in Hong Kong Special Administrative Region
— Held in Hong Kong dollar	170,163	5,852,197
— Held in USD	6,470,660	294,694,012

	44,960,990	332,091,284

Management believes that these major financial institutions are of high credit quality. Cash denominated in currencies other than RMB is subject to foreign currency risk due to the appreciation or depreciation of RMB under the current exchange rate regime in the PRC.
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and a VIE. All significant intercompany balances and transactions have been eliminated on consolidation. The Company has adopted FASB Interpretation No. 46 Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”) issued by Financial Accounting Standards Board (“FASB”). FIN 46R requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP”) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC. To comply with the PRC laws and regulations, the Group conducts its online test preparation business, a type of ICP service, through ATA Online. The Company has no ownership interest in ATA Online. However, the Company has economic controlling interest over ATA Online through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a strategic consulting service agreement and a technical support agreement between the Company, ATA Online and ATA Online’s owners. As a result of these agreements, the Company absorbs a majority of ATA Online’s expected losses and receives a majority of ATA Online’s expected residual returns and therefore the Company has been deemed the primary beneficiary of ATA Online. The financial statements of ATA Online have been included in the consolidated financial statements of the Company since October 27, 2006, the effective date of a series of contractual arrangements entered into among ATA BVI, ATA Learning and ATA Online. The loans, under the loan agreements discussed above, are eliminated on consolidation.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
The Company’s consolidated assets do not include any collateral for the obligations of ATA Online. The carrying amount of the total assets of ATA Online as of March 31, 2008 was RMB4,125,664 (USD588,372) and there was no pledge or collateralization of their assets. The amount of the net assets of ATA Online as of March 31, 2008 was RMB2,919,161 (USD416,309). Furthermore, creditors of ATA Online have no recourse to the general credit of the Company, which is the primary beneficiary of ATA Online.

The Company has accounted for the Reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the Company’s consolidated financial statements are prepared to include the financial statements of ATA BVI and its consolidated subsidiaries and VIE through November 10, 2006 and the Company’s consolidated financial statements since then are prepared to include the financial statements of the Company and its consolidated subsidiaries and VIE. All significant intercompany balances and transactions have been eliminated on consolidation.
(b)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the March 31, 2008 presentation.
(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments, financial and certain equity instruments, expected service period for course programs, expected licensing period for perpetual ATA test centers, collectibility of accounts receivable, realizability of deferred income tax assets, useful lives and residual values of long-lived assets, and the recoverability of the carrying values of long-lived assets and goodwill. Actual results could differ from those estimates.
(d)	Foreign currency translation and risks
The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”).

Through February 1, 2008, the Company and ATA BVI’s functional currency was RMB. Effective from February 2, 2008, the Company and ATA BVI changed their functional currency to United States dollar (“U.S. dollar” or “USD”) due to the significant changes in the Company and ATA BVI’s economic facts and circumstances upon the completion of IPO, which resulted in the Company and ATA BVI’s current and expected cash flows being predominately denominated in U.S. dollar.

The functional currency of the Company’s PRC subsidiaries and VIE is RMB. Transactions denominated in currencies other than the RMB are translated into the RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations in the line item “Foreign currency exchange losses, net.” The effect of currency exchange rate movements on the carrying value of redeemable convertible preferred shares was included in the consolidated statements of shareholders’ equity and comprehensive income (loss) and was recognized as a reduction to earnings to arrive at net loss applicable to common shareholders.

Assets and liabilities of the Company and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive loss within shareholders’ equity.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

For the convenience of the readers, the 2008 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB7.0120, being the noon buying rate for USD in effect on March 31, 2008 for cable transfer in RMB per USD as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rate on March 31, 2008.
(e)	Commitments and contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
(f)	Fair value of financial instruments
The carrying amounts of cash, accounts receivable, amounts due from related parties, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets and accrued expenses and other payables approximate their fair values due to their short-term nature.

The fair values of long-term advances to third parties (included in other assets) as of March 31, 2007 and 2008 were RMB3,101,795 and RMB9,092,940, respectively, and were estimated by discounting expected future cash flows using the interest rate at which similar loans would be made to borrowers with similar credit ratings and remaining maturities.
(g)	Revenue recognition
The Group’s revenues are principally derived from the provision of testing services, test-based educational services and test preparation and training solutions. The Group recognizes revenues when all of the followings have occurred:
•	persuasive evidence of an agreement with the customer exists;

•	services have been performed and/or delivery of goods has occurred;

•	the fees for services performed and/or price of goods sold are fixed or determinable; and

•	collectibility of the fees and/or sales proceeds is reasonably assured.
The application of the above criteria for revenue recognition for each type of service or product is as follows:
i)	Testing services
Licensing fees from test sponsors for test delivery services are recognized upon the completion of the examination by all enrolled test takers since the Group has no significant future involvement after the completion of the examination. Licensing fees received in advance of test delivery are recorded as deferred revenue. The Group also enters into licensing arrangements for use of the Dynamic Simulation Testing Technology (“DST”) with test sponsors. Licensing fees from clients for use of the DST are recognized in the quarter in which simulation testing technology licenses are delivered, which is evidenced by the quarterly usage reports received from the licensees.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
ii)	Test-based educational services
Licensing fees from educational institutions for degree major course programs are recognized on a straight-line basis ratably over the contractual licensing period, which typically starts in the month of September and ends in the month of June or August of the following year, i.e. 10 to 12 months.

Licensing fees from educational institutions for single course programs are recognized as follows, (1) if the contracts do not have a definitive term of service period, the Group estimates, based on historical experience, the percentage of contracts that will be completed within 12 months, and recognizes revenue for such contracts on a straight-line basis over a period of five months, which is the expected service period based on historical averages; (2) for the percentage of contracts that are not expected to be completed within 12 months, the Group does not recognize revenue until the course is completed or upon receipt of confirmations from the educational institutions that no further services were required; and (3) for all single course programs, which have a definitive term of service period, the Group recognizes revenue on a straight-line basis over the expected service period or the contractual period, whichever is longer. At the end of each reporting period upon the closing of the Group’s financial records, the Group compares the revenue recognized at the onset of the contracts to the actual completion status of each contract, on a contract by contract basis, and makes any revenue adjustments to reflect the actual completion status.

Licensing fees from educational institutions for pre-occupational training programs are recognized on a straight-line basis ratably over the training period, which is approximately 2 to 3 months.

The fees are not refundable if the student fails to complete one or more of the courses or the entire degree major course programs or fails any of the exams.
iii)	Test preparation and training solutions
The Group derives test preparation and training solutions revenues from the sale of training software products and online test preparation and training services to fulfill the professional licensure and certificate requirement.
a)	Online test preparation and training service fees
The Group sells online point cards to end users directly or through distributors on a consignment basis. The online point cards entitle the end users unlimited use of online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation of the cards.

Revenue of online point cards is recognized on a straight-line basis ratably over the service period commencing at the point of time the card is activated. If the cards sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date.

The Group is not contractually obligated, nor has the Group historically accepted returns from end users.
b)	Training software products
Training software products sales are recognized upon delivery and when collectibility is reasonably assured.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Pursuant to the laws and regulations of the PRC, ATA Testing is entitled to a refund of VAT on certain software sales. The VAT refund represents the amount of VAT collected from customers and paid to tax authorities in excess of 3% of relevant sales. As the refund relates directly to sales, the Company recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in revenue for the years ended March 31, 2006, 2007 and 2008 were RMB Nil, RMB Nil and RMB1,358,646, respectively.
iv)	Other revenues
a)	Licensing fees from authorized test centers
The Group receives either a fixed initial fee plus continuing annual fees or a fixed fee for a perpetual licensing period for using the Group’s brand name and E-testing platform; providing ongoing technical support and unspecific system upgrades; and providing training to authorized test centers’ staff. Initial fees and fees for perpetual period are recognized ratably over the expected licensing period of 10 years, during which the Group is expected to have continuing involvement with the authorized test centers. Management estimates the expected licensing period based on its historical retention experience, factoring in the expected level of future competition, the risk of technological obsolescence, technological innovation, and the expected changes in the social environment.
b)	Test development services
Test development service fees are recognized upon the acceptance of the developed tests by the client. The period to develop the tests is short, generally within two months from commencement of development.
v)	Business tax
Revenue is recorded, net of business tax. Business tax is levied on the Group’s service-related revenues generated in the PRC at 5%. Payments received or receivable in advance of the rendering of services and payments received in advance of delivery of products are recorded as deferred revenues.
(h)	Cost of revenues
Cost of revenues consist primarily of royalty fees for IT vendor licensing arrangements, cost of test monitoring, cost of inventories sold, payroll compensation, technical support, and other related costs, which are directly attributable to the rendering of the Group’s services and delivery of goods.

The royalty fees paid to IT vendors are charged to expense based on actual usage according to the contract provisions, which typically occurs at the beginning of the respective degree major course or single course program period. During the years ended March 31, 2006, 2007 and 2008, royalty fees of RMB15,784,255, RMB19,030,182 and RMB18,046,832, respectively, were charged to the consolidated statements of operations as cost of revenues.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(i)	Research and development costs
Research and development costs are expensed as incurred, which primarily consist of software developed for internal use and software developed for sale or lease.
i)	Software developed for internal use
The Group recognizes development costs of software for internal use in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” The Group expenses all costs that are incurred in connection with the planning and implementation phases of development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for all periods presented.
ii)	Software developed for sale or lease
Pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” costs incurred internally in researching and developing a computer software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all computer software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for all periods presented.
(j)	Income taxes
Income taxes are accounted for under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax status is recognized in income in the period that includes the enactment date or the date of change in tax status. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

On April 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FIN 48 on April 1, 2007 did not have any effect on the Group’s consolidated financial statements.

The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of general and administrative expenses in the consolidated statements of operations.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(k)	Share-based payments
The Company has adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) for share-based payments made as of the earliest date presented. Under SFAS No. 123R, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date.

All transactions with non-employee vendors in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.
(l)	Cash
Cash consists of cash on hand, cash in bank and 7 days notice deposit. None of the Group’s cash is restricted from withdrawal.
(m)	Accounts receivable
Accounts receivable include amounts billed at the invoiced amount and unbilled amounts. Unbilled receivables relate to revenues earned and recognized but have not yet been billed in accordance with the terms of the contract.

The allowance for doubtful accounts is the management’s best estimate of the amount of probable credit losses resulting from the inability of the Group’s customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts, aging data and historical collection pattern. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(n)	Inventories
Inventories consist mainly of textbooks and educational materials on electronic media, electronics kits and supplies held for sale. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.
(o)	Investments in affiliates
An affiliated company is an entity in which the Group has the ability to exercise significant influence over its financial and operating policies and decisions, but does not have a controlling financial interest in the entity.

Investments in affiliated companies are accounted for under the equity method. The Group recognizes an impairment loss when there is a decline in value below the carrying value of the investment which is considered other than temporary. The factors management evaluates in determining if a decline is other than temporary are the Group’s ability and intent to hold the investment over a reasonable period of time sufficient for a forecasted recovery of fair value, the severity of the impairment, duration of the impairment and forecasted recovery of fair value.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(p)	Property and equipment, net
Property and equipment is stated at historical cost.

Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Computer equipment Furniture, fixtures and office equipment Motor vehicles Software Leasehold improvements	5 years 5 years 5 years 3 to 5 years the shorter of the lease terms or 5 years
(q)	Impairment of long-lived assets, excluding goodwill
Long-lived assets, which include property, equipment and intangible assets other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the carrying value of such assets exceeds the future undiscounted cash flows attributable to such assets. An impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for all periods presented.
(r)	Goodwill
Goodwill represents the excess purchase price over the fair value of the net assets acquired. Goodwill is not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. Management completes its annual impairment assessment for goodwill in March of each year. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, which is determined to be the enterprise level. In the first step, the fair value of the Company is compared to its carrying value including goodwill. The fair value of the Company is currently determined based upon the quoted market price of the Company’s common shares. Prior to the IPO, the fair value of the Company was determined based on a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. Second, if the carrying amount of the Company exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the Company in a manner similar to a business combination. No impairment loss on goodwill was recognized for any period presented.
(s)	Employee benefit plans
As stipulated by the regulations of the PRC, the Company’s PRC subsidiaries and VIE are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. These companies are required to make contributions to these plans at rates ranging from 40.7% to 44% of employees’ salaries. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. During the years ended March 31, 2006, 2007 and 2008, the Group contributed RMB3,325,524, RMB4,190,954 and RMB5,619,135 to these plans, respectively.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(t)	Earnings (loss) per share
In accordance with SFAS No.128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF Issue No. 03-06”), basic earnings (loss) per share is computed by dividing net earnings (loss) available (applicable) to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights in undistributed earnings. The Company’s convertible preferred shares are participating securities since the holders of these securities may participate in dividends with common shareholders based on a pre-determined formula.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) available (applicable) to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preferred shares (using the as-converted method) and common shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Common equivalent shares in the diluted earnings (loss) per share computation are excluded to the effect that they would be anti-dilutive.
(u)	Segment reporting
The Group has no operating segments, as that term is defined by FASB Statement No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Substantially all of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.
(v)	Recently issued accounting standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about the fair value measurement. The provisions of SFAS No. 157 will be effective for the Group on April 1, 2008. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Although the Group will continue to evaluate the impact of adopting SFAS No. 157 on the consolidated financial statements, management does not currently expect the initial adoption of SFAS No. 157 will have a material transition effect to the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 will be effective for the Group on April 1, 2008. Management has elected not to adopt the fair value option as permitted under SFAS No. 159.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. Management does not expect the initial adoption of SFAS No. 160 will have a material impact on the Company’s consolidated financial statements.
(3)	ACQUISITION
Pending acquisition of equity interests in Beijing Jindixin Software Technology Company Limited (“Beijing Jindixin”) and JDX Holdings Limited

On October 15, 2007, the Company entered into definitive agreements to purchase the entire equity interests of Beijing Jindixin and JDX Holdings Limited for a total cash consideration of RMB10 million. Beijing Jindixin is a PRC incorporated entity primarily engaged in the development and marketing of software for computer-based tests. JDX Holdings Limited is a British Virgin Islands incorporated entity established by the equity holders of Beijing Jindixin to hold permanent and exclusive licensing rights for the use of technology owned by Beijing Jindixin. This acquisition, if consummated, is expected to expand ATA’s business by allowing ATA to market test delivery services to test sponsors that are using software developed by Beijing Jindixin. During the year ended March 31, 2008, cash payments totaling RMB4.4 million were made to the sellers, and the remainder of the consideration is expected to be paid to the sellers in or around October 2008. As of March 31, 2008, the acquisition was not consummated, because certain closing conditions, including the full payment of consideration, were not met. Consequently, the Company does not yet have a controlling financial interest in Beijing Jindixin and JDX Holdings Limited. When the transaction is consummated, it is expected to be accounted for as a purchase business combination and the purchase price will be allocated to the fair value of the net assets acquired as of the acquisition date. The results of Beijing Jindixin and JDX Holdings Limited will be included in the consolidated results of the Group for the periods subsequent to the acquisition date.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
In conjunction with the acquisition agreements, the Company also issued to certain of the sellers warrants for the purchase of an aggregate of 126,803 of the Company’s common shares at an exercise price of USD5.25 per share. The warrants were exercisable upon the closing of the transaction and were to expire on January 13, 2008. On October 15, 2007, the Company determined the fair value of the warrants to be RMB838,707 (USD111,600), based on an independent valuation by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, using the Binomial option pricing model. The fair value of the warrants has been recognized on the consolidated balance sheet as a deposit for the acquisition with a corresponding credit to additional paid-in capital. On January 5, 2008, the expiration date of the warrants was extended to April 30, 2008 and on April 24, 2008, the expiration date was further extended to June 30, 2008. On May 10, 2008, the warrants were exercised prior to the consummation of the acquisition and resulted in a further modification to the original term of the warrants. The related shares will be delivered upon closing. On the extension date on January 5, 2008 and the date of exercise on May 10, 2008, the Company re-measured the fair value of the modified warrants based on an independent valuation by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, using the Binomial option pricing model to be RMB278,744 (USD38,300) and RMB632,145 (USD90,300), respectively.
(4)	ACCOUNTS RECEIVABLE, NET
Accounts receivable, net is summarized as follows:

	March 31,
	2007	2008
	RMB	RMB

Accounts receivable	19,417,802	64,126,401
Less: Allowance for doubtful accounts	(2,440,151)	(623,993)

Accounts receivable, net	16,977,651	63,502,408

Accounts receivable are unsecured and denominated in RMB, and are derived from operations arising in the PRC. Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The Group’s accounts receivable also comprise amounts earned and recognized under contractual terms but not yet billed (unbilled receivables). Management expects that substantially all unbilled receivables will be billed and collected within twelve months of each balance sheet date. Historically the Group has been able to collect substantially all amounts due under the contract terms without making any material concessions on payments.

As of March 31, 2007 and 2008, accounts receivable of RMB9,427,729 and RMB6,930,326, respectively, represented amounts that the Group had the right to bill according to the contract terms, primarily relating to degree major course programs, but related revenue was not recognized.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB

Beginning allowance for doubtful accounts	1,008,295	1,940,422	2,440,151
Additions charged to bad debt expense	932,127	499,729	1,655,412
Write-off of accounts receivable	—	—	(3,471,570)

Ending allowance for doubtful accounts	1,940,422	2,440,151	623,993

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(5)	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	March 31,
	2007	2008
	RMB	RMB

Prepaid royalty (a)	4,632,656	2,419,327
Prepaid business tax	1,573,799	750,525
Deferred income tax assets	2,179,206	655,640
Advances to employees	504,721	213,497
Advances to suppliers	804,812	1,000
Advances to third parties	778,568	—
Other current assets	1,759,533	617,619

Total	12,233,295	4,657,608

(a)	The balance mainly included a prepaid royalty fee to Microsoft, which is charged to expense as cost of revenues in the consolidated statements of operations based on actual usage. The prepaid royalty fee expected to be used beyond a year is included in the line item of other assets on the consolidated balance sheets.
(6)	INVESTMENTS IN AFFILIATES
The Group’s investments in affiliated companies which are all non-listed PRC companies were as follows:

	Form of	Percentage of Equity
	Business	Held by the Company’s
Name of Company	Structure	Subsidiaries or VIE			Principal Activities
		2006	2007	2008
		%	%	%
Jiangsu ATA Software Co., Ltd.(“ATA Jiangsu”)	Limited liability	30	—	—	Computer-based testing service
Xiamen Wendu Software Education Investment (“Wendu Education”)	Limited liability	40	40	—	Investment in software related education industry
ATA Jiangsu had incurred substantial operating losses historically and as of March 31, 2003, the Group’s carrying amount in that investment was reduced to zero. The Group suspended the application of the equity method of accounting since that time. As a result of the completion of ATA Jiangsu’s liquidation on May 10, 2006, the Group recognized a gain of RMB1,509,228, including RMB29,141 cash collection and RMB1,480,087 forgiveness of a liability. In April 2007, the Group received liquidation proceeds of RMB988,133 in cash from ATA Jiangsu’s major shareholder which was recognized as a gain upon receipt.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
In April 2005, ATA Learning, with other unrelated investors, established Wendu Education. ATA Learning contributed cash in the amount of RMB4,000,000 in exchange for a 40% equity ownership interest. In June 2006, ATA Learning resolved to sell its equity interest in Wendu Education for RMB6,000,000 to an unrelated buyer. On September 22, 2006, a deposit of RMB2,000,000 was received (See Note 9). The remaining balance of RMB4,000,000 was collected in April 2007. The sale of Wendu Education had not been consummated until August 26, 2007, when the approval of the shareholders of Wendu Education was received. During the year ended March 31, 2008, ATA Learning recognized a gain of RMB 2,837,451 on the sale of Wendu Education.
(7)	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:

	March 31,
	2007	2008
	RMB	RMB

Computer equipment	9,345,563	10,837,503
Furniture, fixtures and office equipment	409,134	338,060
Software	993,501	1,943,501
Motor vehicles	992,930	676,000
Leasehold improvements	2,478,170	3,791,896

	14,219,298	17,586,960
Less: Accumulated depreciation and amortization	(6,676,114)	(6,918,660)

Property and equipment, net	7,543,184	10,668,300

(8)	NOTE PAYABLE
On April 12, 2002, a loan agreement was entered with a third-party (“the Lender”) for which ATA Testing borrowed RMB19,000,000. The note payable was unsecured and the entire principal amount, including interest at 20% per annum was due on April 11, 2004.

On May 23, 2003, the Lender agreed to extend the maturity of the note payable to May 23, 2005, and concurrent with the extension, the Company issued a warrant to the Lender to purchase up to 20% of the common shares of the Company (See Note 15). Further, the Lender agreed to forgive all previously accrued interest on the loan and to waive all future interest on the loan through May 23, 2005. Management evaluated the debt exchange/modification and concluded it was not a troubled debt restructuring. Further, management assessed whether the exchange/modification was considered “substantial,” as defined by EITF Issue No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” and concluded it was not a substantial modification. Consequently, the Company recognized a discount to the modified note payable on May 23, 2003 in the amount of RMB4,729,857, which consisted of the then fair value of the warrant (RMB8,651,061) less the accrued interest to date that was forgiven (RMB3,921,204). The loan discount was amortized to expense through May 23, 2005 using the effective interest method. The fair value of the warrant was recognized as an addition to additional paid-in capital on May 23, 2003.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
On May 23, 2005, which was the date the note became payable and the warrant was set to expire, the Lender did not require repayment of the loan (instead it became a demand loan) and continued to waive all interest while the Company agreed to extend the maturity of the warrant to the earlier of 30 days after the repayment of the note payable or 30 days after the Company’s completion of an initial public offering. Management again evaluated the debt modification and concluded it was not a troubled debt restructuring. Further, management again assessed whether the modification was considered “substantial” and concluded it was not a substantial modification. Consequently, the Company re-determined the fair value of the warrant and recognized a loan discount on May 23, 2005 in the amount of RMB22,379,656 and charged this amount immediately to expense. The fair value of the warrant was recognized as an addition to additional paid-in capital on May 23, 2005.

On May 19, 2006, ATA Testing repaid the RMB19,000,000 loan to the Lender and on June 26, 2006, the Company issued 5,479,452 common shares in connection with the exercise of this warrant (See Note 15).

The loan discount charged into the consolidated statements of operations, including loan issuance cost of RMB670,000, was RMB22,713,422 for the year ended March 31, 2006.
(9)	ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the following:

	March 31,
	2007	2008
	RMB	RMB

Accrued payroll and welfare	2,786,524	5,209,933
Royalty fees payable	2,474,872	4,735,291
Business and other taxes payable	4,184,374	4,042,731
Accrued test monitoring fees	98,684	3,549,718
Accrued initial public offering costs	1,442,805	1,544,180
Income taxes payable	26,187	1,551,179
Accrued professional services expenses	1,498,273	744,073
Deposit received for the sale of an affiliate (See Note 6)	2,000,000	—
Other current liabilities (a)	4,766,813	8,445,208

Total accrued expenses and other payables	19,278,532	29,822,313

(a)	The balance as of March 31, 2007 and 2008 mainly included accrued technical supporting and agent fees, traveling expenses and rental expenses, etc.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(10)	DEFERRED REVENUES
Deferred revenues activities for years ended March 31, 2007 and 2008 were as follows:

	March 31,
	2007	2008
	RMB	RMB

Balance at beginning of year	30,895,614	34,238,253
Additions for the year:
Testing services	—	46,081,892
Test-based educational services	49,884,975	42,549,668
Test preparation and training solutions	185,107	141,227
Other revenue	1,835,254	2,844,728

	82,800,950	125,855,768

Reduction for the year:
Testing services	—	(32,107,779)
Test-based educational services	(45,337,790)	(46,561,753)
Test preparation and training solutions	(138,145)	(46,961)
Other revenue	(3,086,762)	(3,405,388)

Balance at end of year	34,238,253	43,733,887

Representing:
Current portion	26,341,019	36,707,916
Non-current portion	7,897,234	7,025,971

Total deferred revenues	34,238,253	43,733,887

(11)	NET REVENUES
Components of net revenues for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB

Testing services	18,169,773	24,628,465	78,197,704
Test-based educational services	35,138,112	42,803,677	48,594,550
Test preparation and training solutions	340,538	10,075,778	36,908,179
Other revenue (a)	15,389,049	7,372,957	8,387,794

Total revenues, net	69,037,472	84,880,877	172,088,227

(a)	Other revenue primarily includes online study service fee, licensing fees from authorized test centers, test development services, and test certificate services.
(12)	INCOME TAXES
The Company and each of its consolidated entities file separate income tax returns.

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and ATA BVI are not subject to tax on income or capital gains. In addition, upon any payment or dividend by the Company or ATA BVI, no Cayman Islands or BVI withholding tax is imposed.

People’s Republic of China

Substantially all of the Company’s PRC subsidiaries are registered in the PRC as Foreign

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Invested Enterprise and are generally subject to the PRC foreign enterprise income tax (“FEIT”) rate of 33% under the old Enterprise Income Tax Law (the “old EIT Law”) prior to January 1, 2008. ATA Online, the Company’s consolidated VIE is registered in the PRC as a domestic company and is subject to the PRC enterprise income tax rate of 33% under the old EIT Law.
In 1999, ATA Testing was granted the status of a “High New Technology Development Enterprise” (“high-tech enterprise”) that entitles it to a preferential FEIT rate of 15%. In 2003, ATA Learning was granted the status of a high-tech enterprise that entitles it to a preferential FEIT rate of 15%. In addition, ATA Learning has been granted a “tax holiday” for exemption of FEIT for calendar years 2003 through 2005 and a FEIT holiday rate of 7.5% for calendar years 2006 through 2008. In November 2007, ATA Online, which was previously granted the status of a high-tech enterprise, qualified for the “tax holiday” for exemption of EIT for calendar years 2007 through 2009 and an EIT holiday rate of 7.5% for calendar years 2010 through 2012.
On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (the “new EIT Law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign invested enterprises. The new EIT Law is effective as of January 1, 2008. The new EIT Law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations, as well as grandfathering tax holidays. Further, according to the new EIT Law, entities that qualify as “High and New Technology Enterprises” are entitled to the preferential EIT rate of 15%. However, the new recognition criteria and procedures for “High and New Technology Enterprise” under the new EIT Law were issued on April 14, 2008 and July 8, 2008, respectively. Therefore, as of March 31, 2008, the Company’s PRC subsidiaries have not yet applied for the status as a “High and New Technology Enterprise”. Further, on December 26, 2007, the PRC government passed the detailed implementation rules which allow enterprises to continue to enjoy their unexpired tax holiday under the old EIT Law and certain rules. As a result, under the new EIT Law, ATA Testing’s tax rates are 25% for the calendar years from 2008 and thereafter; ATA Learning’s tax rates are 9% for the calendar year 2008 and 25% thereafter, and ATA Online’s tax rates are 0%, 0%, 11%, 12%, 12.5% for the calendar years from 2008 to 2012 and 25% thereafter.
The new EIT Law also imposes a 10% withholding tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the old EIT Law and certain rules, no withholding tax was required. Since substantially all of the Company’s PRC subsidiaries are invested by immediate foreign holding companies, the Company is subject to the withholding tax for earnings accumulated beginning on January 1, 2008. As of March 31, 2008, the Company did not have any undistributed earnings that are subject to the 10% withholding tax.
The earnings (loss) before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB

Cayman Islands and British Virgin Islands	(30,194,446)	(18,678,162)	(24,703,655)
PRC	4,899,891	95,152	52,194,788

Earnings (loss) before income taxes	(25,294,555)	(18,583,010)	27,491,133

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year Ended March 31,
	2006	2007	2008
PRC	RMB	RMB	RMB

Current	—	26,187	5,798,007
Deferred	(485,456)	(1,819,345)	1,523,347

Total	(485,456)	(1,793,158)	7,321,354

The actual income tax expense (benefit) as reported in the consolidated statements of operations differs from the amounts computed by applying the PRC FEIT rate of 33% for the years ended March 31, 2006 and 2007, and 25% for the year ended March 31, 2008 to pretax income or loss due to the following:

	Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB

Computed “expected” income tax expense (benefit)	(8,347,203)	(6,132,393)	6,872,783
Decrease in valuation allowance	(1,185,570)	(2,291,477)	(57,309)
Tax holiday	(544,313)	155,072	(823,254)
Preferential tax rate	(1,468,395)	(555,685)	(5,507,070)
Foreign tax rate differential	9,964,167	6,163,793	6,175,914
Deductible software amortization	(330,000)	(330,000)	(250,000)
Non-deductible expenses	797,315	927,649	725,147
Taxable inter-company licensing fees	658,053	767,928	684,518
Non-taxable income	(29,510)	(498,045)	(586,695)
Change in enacted tax rate	—	—	(44,821)
Other	—	—	132,141

Actual income tax expense (benefit)	(485,456)	(1,793,158)	7,321,354

The applicable PRC statutory tax rates have been used since all of the Group’s taxable income is generated in the PRC.
Basic and diluted net earnings (loss) per common share effect of the tax holiday for the years ended March 31, 2006, 2007 and 2008 are as follows:

	Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB

Basic	0.03	(0.01)	0.03

Diluted	0.03	(0.01)	0.02

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets are as follows. There are no deferred tax liabilities as of March 31, 2007 and 2008.

	March 31,
	2007	2008
	RMB	RMB

Deferred income tax assets:
Tax loss carryforwards	2,208,133	14,577
Pre-operating expenses	32,200	7,728
Investment in an affiliate	62,809	—
Property and equipment, net	141,821	208,667
Allowance for doubtful accounts	—	240,985
Accrued expenses and other payables	—	392,350

Total gross deferred income tax assets	2,444,963	864,307
Less: Valuation allowance	(57,309)	—

Net deferred income tax assets	2,387,654	864,307

Current deferred income tax assets, included in prepaid expenses and other current assets	2,179,206	655,640
Non-current deferred income tax assets, included in other assets	208,448	208,667

Net deferred income tax assets	2,387,654	864,307

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Due to the short operating history of ATA Online, a valuation allowance of RMB57,309 as of March 31, 2007 was provided for the deferred tax assets, which consisted primarily of tax loss carryforwards of ATA Online, as management did not believe that such deferred income tax assets were more likely than not realizable. As of March 31, 2008, based on projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, the entire valuation allowance is reduced because management believes it is more likely than not that the Company will realize the tax benefits. The amount of the net deferred income tax assets considered realizable as of March 31, 2008 could be reduced in the near term if estimates of future taxable income are reduced.
As of April 1, 2007 and for the twelve months ended March 31, 2008, the Group had no unrecognized tax benefit relating to uncertain tax position. Accordingly, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months. No interest or penalties related to unrecognized tax benefits have been accrued as of April 1, 2007 and for the twelve months ended March 31, 2008.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries are subject to examination by the relevant tax authorities for the calendar tax years beginning in 2003.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(13)	SHARE BASED COMPENSATION

Options granted to officers

In May 2003, the Company entered into agreements with two employees to grant share options as a reward for their services. The options entitled the executives to purchase up to 1,369,863 common shares at an exercise price of USD0.545 (RMB3.82) per share. The options have a contractual term of 10 years. 50%, 25% and 25% of the options will be vested after the first, second and third anniversary of the date of the grant of the options, respectively. Unvested options expire if the holders cease to be employees of the Group.

On April 12, 2005, the Board of Directors of the Company resolved to accelerate the vesting of the above mentioned options, which would have fully vested in 2006. Compensation expense of RMB296,115 related to these options was recognized in the year ended March 31, 2006.

2005 Share incentive plan

In April 2005, the Company adopted a share incentive plan (the “2005 Plan”), pursuant to which the Company is authorized to issue options to officers, employees, directors and consultants of the Group to purchase up to 2,894,000 common shares. On October 1, 2007, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the 2005 Plan to an aggregate of 3,310,300 shares. The 2005 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2005 Plan).

On April 12, 2005, 1,312,600 share options were granted to employees and a consultant at an exercise price of USD2.263 (RMB15.87) per share. 25% of options granted vest on May 1, 2006 and the remaining 75% vest ratably each month over the following 36-month period. The contractual term of these share options is 10 years. Of the 1,312,600 options, 860,800 share options become fully vested to the extent the holders cease to be employees, directors or a consultant of the Group.

On December 16, 2005, 951,000 share options were granted to employees at an exercise price of USD3.60 (RMB25.24) per share. 25% of options granted vest on January 1, 2007 and the remaining 75% vest ratably each month over the following 36-month period. The contractual term of these options is 10 years.

On May 26, 2006, 330,400 share options were granted to an officer at an exercise price of USD3.60 (RMB25.24) per share. 25% of options granted vest on May 1, 2007 and the remaining 75% vest ratably each month over the following 36-month period. The contractual term of these options is 10 years.

On December 27, 2006, 250,000 share options were granted to employees at an exercise price of USD3.60 (RMB25.24) per share. 25% of options granted vest on October 31, 2007 and the remaining 75% vest ratably each month over the following 36-month period. The contractual term of these options is 10 years.

On October 1, 2007, 391,800 share options were granted to employees at an exercise price of USD3.60 (RMB25.24) per share. 25% of the options granted vest on January 1, 2008 and the remaining 75% vest ratably at the end of each month over the following 30-month period. The contractual term of these options is 10 years.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
2008 Share incentive plan
On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options to officers, employees, directors and consultants of the Group to purchase up to 336,307 common shares, plus an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, 2) 336,307 shares, and 3) any lesser number of shares determined by the Company’s board of directors. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan).

On January 28, 2008, 100,000 share options were granted to two independent directors at an exercise price of USD4.75 (RMB33.31) per share. 25% of the options granted vest on January 28, 2009 and the remaining 75% vest ratably at the end of each month over the following 36-month period. The contractual term of these options is 10 years.

A summary of all the option activities for the years ended March 31, 2006, 2007 and 2008 is presented below:

		Weighted	Weighted average	Aggregated
	Number	average	remaining	intrinsic
	of shares	exercise price	contractual term	value(note)
		USD

Outstanding at April 1, 2005	1,369,863	0.545
Granted	2,263,600	2.825
Exercised	—	—
Forfeited	(120,000)	3.600
Expired	—	—

Outstanding at March 31, 2006	3,513,463	1.909
Granted	580,400	3.600
Exercised	—	—
Forfeited	(41,000)	3.600
Expired	—	—

Outstanding at March 31, 2007	4,052,863	2.134
Granted	491,800	3.834
Exercised	—	—
Forfeited	(5,000)	3.600
Expired	—	—

Outstanding at March 31, 2008	4,539,663	2.317	7.0 years	USD9,624,798

Fully vested and exercisable as of March 31, 2008	3,375,856	1.889	6.5 years	USD8,578,240

Note: The aggregated intrinsic value of options outstanding and exercisable at March 31, 2008 was calculated based on the closing price of the Company’s common shares on March 31, 2008.

The following is additional information relating to options outstanding as of March 31, 2008:

Options outstanding as of March 31, 2008			Options exercisable as of March 31, 2008
Number	Exercise Price	Remaining	Number	Exercise Price	Remaining
of Shares	per Share	Contractual Life	of Shares	per Share	Contractual Life
	USD			USD
1,369,863	0.545	5.1 years	1,369,863	0.545	5.1 years
1,312,600	2.263	7.0 years	1,190,238	2.263	7.0 years
785,000	3.600	7.7 years	441,563	3.600	7.7 years
330,400	3.600	8.2 years	158,317	3.600	8.2 years
250,000	3.600	8.7 years	88,542	3.600	8.7 years
391,800	3.600	9.5 years	127,333	3.600	9.5 years
100,000	4.750	9.9 years	—	4.750	9.9 years

4,539,663	2.317	7.0 years	3,375,856	1.889	6.5 years

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
The Company calculated the fair value of each option award using the Binomial option-pricing valuation model. The following are the assumptions used for each respective period:

	Year Ended March 31,
	2006		2007		2008

Expected weighted average volatility	62%		56%		52%
Expected weighted average dividends	—		—		—
Suboptimal exercise factor	2.0	x	2.0	x	2.0	x
Weighted average risk-free interest rate (per annum)	4.41%		4.83%		3.80%
Estimated weighted average fair value at grant date of underlying common shares (per share)	USD0.93		USD1.36		USD4.98
For options granted prior to January 28, 2008, because the Company does not have an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded training and testing services companies operating in the United States. The expected term is the period of time the options are expected to be outstanding. Since the share options, once exercised, will primarily trade in the United States capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

The estimated fair value of the underlying common shares on the date of grant for options granted prior to January 28, 2008, was determined by management based on valuations of the Company’s common shares that were conducted by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, an independent third-party valuation firm, supplemented by management estimate of the forecasted profitability and cash flows of the Group. For options granted on January 28, 2008, the estimated fair value of underlying common shares was the Company’s IPO price of USD4.75 per share.

The weighted-average grant-date fair value of options granted during the years ended March 31, 2006, 2007 and 2008 was USD0.378 (RMB3.095), USD0.538 (RMB4.258) and USD3.165 (RMB23.610) per share, respectively. Share-based compensation expense was allocated to the following expense items:

	Year Ended March 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	USD

Cost of revenues	115,217	249,888	264,362	37,701
Research and development	146,804	196,338	482,378	68,793
Sales and marketing	117,651	294,355	2,132,663	304,145
General and administrative	3,802,561	1,756,737	4,373,117	623,662

Total share based compensation expenses	4,182,233	2,497,318	7,252,520	1,034,301

No income tax benefit was recognized in the statements of operations for these share options because the options and related compensation expenses were recognized by ATA, Inc., a Cayman Island incorporated entity.

As of March 31, 2008, there was RMB6,569,721 of total unrecognized compensation cost related to non-vested share options, which is expected to be recognized over the next 4 years.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(14)	CONVERTIBLE PREFERRED SHARES
Prior to February 1, 2008, the Company was authorized to issue up to 10,000,000 Series A redeemable convertible preferred shares (“Series A Shares”) and Series A-1 redeemable convertible preferred shares (“Series A-1 Shares”), which both carried the same rights and were designated as the same class of preferred shares. Series A Shares and Series A-1 Shares were referred to collectively as the “Preferred Shares.”

On January 16, 2005, the Company obtained a bridge loan of USD5,000,000 (RMB41,382,500) from SB Asia Investment Fund II L.P. (“SAIF”) in contemplation of the issuance of Series A Shares.

On March 31, 2005, the Company issued 6,628,369 Series A Shares to two investors — SAIF and Winning King Ltd. at USD2.263 (RMB18.730) per share (the “Series A issue price”) for a total cash consideration of USD15,000,000 (RMB124,147,500), including conversion of the bridge loan of USD5,000,000 (RMB41,382,500) and accrued interest of USD50,313 (RMB416,416). The accrued interest was added to the initial carrying amount of the Series A Shares.

Total direct external incremental costs of issuing the Series A Shares and warrant of RMB6,191,974 were charged against the proceeds of the Series A Shares.

Prior to March 9, 2006, the Series A Shares were redeemable at the option of the majority of the holders for cash any time after 4 years from the issuance at a redemption price equal to 150% of the Series A issue price, plus accrued but unpaid dividends. Consequently, the Series A Shares were classified outside of permanent equity of the Company at issuance and until March 9, 2006. The accretion to the redemption value was reported as a reduction to earnings to arrive at net loss applicable to common shareholders in the accompanying consolidated statements of operations and amounted to RMB13,889,483 for the year ended March 31, 2006.

On March 9, 2006, the holders of Series A Shares and warrant waived their rights to redeem the then outstanding Series A and Series A-1 Shares. Upon waiver of the redemption feature, the Company reclassified the carrying amount of the Series A Shares amounting to RMB123,286,791 to shareholders’ equity.

The significant term of the Preferred Shares is as follow:

Conversion

The holders of Preferred Shares have the right to convert all or any portion of their holdings into common shares of the Company at any time. In addition, each Preferred Share will automatically be converted into common share upon vote or written consent of the holders of more than two-thirds of the then outstanding Preferred Shares or the consummation of a Qualified Public Offering, as defined in the preferred share agreement.

Each Preferred Share is convertible into one common share, subject to a contingent conversion price adjustment if the audited US GAAP consolidated net income of the Group for the year ended December 31, 2005 is less than USD6,000,000 (RMB46,339,200) or the Company does not close or complete a Qualified Public Offering by March 31, 2006. The contingent conversion price adjustment is based on a formula which considers the net income of the Group for the 12 months period ended December 31, 2005 and the valuation of the Company as a result of an initial public offering. As of March 31, 2007, the contingency was not resolved with respect to determining the adjusted conversion price because one of the conditions, the valuation of the Company as a result of an initial public offering, was unknown as of March 31, 2007. Based on the Company’s best estimate of the company value, 4,218,402 common shares would have been issuable, if the contingency (the valuation of the Company as a result of an initial public offering) was resolved on March 31, 2007.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares at the date of issuance. The contingent conversion price adjustment may provide the holders of the Preferred Shares with a beneficial conversion feature; however, any such beneficial conversion feature relating to the conversion ratio adjustment will be recognized when the contingency is resolved.

Voting Rights

The holders of the Preferred Shares have voting rights equivalent to the common shareholders on an “if converted” basis.

Liquidation Preference

Prior to March 9, 2006, in the event of any liquidation event (as defined in the Company’s Articles of Association), the holders of the Preferred Shares shall receive, prior to any distribution to the holders of any other class or series of shares, an amount per share equal to the 150% of Series A issue price of USD2.263 (RMB18.730), as adjusted for any share splits, share dividends and recapitalization, and the amount payable to common shareholders on an as-converted basis. On March 9, 2006, the holders of Series A Shares and warrant waived their rights to received 150% of original issue price of Series A and Series A-1 preferred shares upon liquidation events to instead, received an amount equal to 100% of the original issue price of Series A and Series A-1 preferred shares upon liquidation events.

On March 31, 2005, in conjunction with the issuance of Series A Shares, the Company also issued a warrant to SAIF to purchase an aggregate of 883,783 Series A-1 Shares at an exercise price of USD3.3945 (RMB27.2119). The warrant is exercisable until the earlier of: (i) March 31, 2010; or (ii) the date of closing of a qualified initial public offering.

The warrant permits SAIF to acquire Series A-1 Shares that are redeemable at its option. Therefore, the warrant has been classified separately as a liability (with a corresponding reduction to the carrying amount of the Series A Shares) on the date of issuance at its fair value of RMB5,705,410 (or RMB6.46 per share). The fair value of warrant was determined by first valuing the Company’s enterprise value as a whole and then using a top-down approach to allocate the enterprise’s equity value, probability weighted to reflect the respective contractual provisions of certain capital or equity transactions of the Company, to different classes of equity, including the warrant. The Black-Scholes option-pricing model under certain capital or equity transactions was used to determine the allocation of equity value to the warrant. Subsequent changes to the fair value of the warrant were reported in the consolidated statements of operations. Immediately prior to the elimination of the redemption feature on March 9, 2006, the Company remeasured the warrant to its fair value of RMB5,916,546 with the increase in fair value of RMB211,136 being recognized as loss from revaluation of preferred share warrant in the consolidated statements of operations. The Company then reclassified the preferred shares into shareholders’ equity. The warrant was also reclassified into shareholders’ equity at its fair value of RMB5,916,546.

On May 1, 2006, SAIF exercised the warrant and purchased 883,783 Series A-1 Shares at USD3.3945 (RMB27.2119) per share. The exercise of the warrant resulted in the issuance of Series A-1 shares at RMB24,049,448 (USD3,000,000).

On July 2, 2007, the Company and the holders of the Series A Shares agreed to adjust the conversion price of Series A Shares to common shares from USD2.263 to USD1.3829 per share according to the mechanism stipulated in the Company’s Memorandum and Articles of Association. Accordingly, on a fully-converted basis, Series A Shares are convertible to 10,846,771 common shares under the adjusted conversion price.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
The Company also determined that the non-detachable conversion feature had no intrinsic value on July 2, 2007, when the contingency was resolved, as the commitment-date fair value (USD0.89) of the underlying common shares of the Company issuable upon conversion is lower than the adjusted conversion price of Series A Shares. Therefore, no beneficial conversion feature was recognized. The fair value of the underlying common shares of the Company was determined by Jones Lang LaSalle Sallmanns Limited, formerly Sallmanns (Far East) Limited, an independent third-party valuation firm, using an income approach. Since the Company’s capital structure comprised a warrant, common shares and convertible preferred shares, the equity value was allocated between each class of equity securities using the option pricing method. The option pricing method treats the warrant, common shares and convertible preferred shares as call options on the equity value with exercise prices based on the warrant’s exercise price and liquidation preferences of the convertible preferred shares.

On July 2, 2007, the Company also resolved that the number of common shares, which were reserved for the purpose of issuing upon conversion of the Series A and Series A-1 Shares, were adjusted to 11,730,554.

Upon the completion of the Company’s initial public offering on February 1, 2008, 6,628,369 Series A were converted, on a 1 to 1.6364163 basis, into 10,846,771 common shares; and 883,783 Series A-1 were converted into an equal number of common shares (See Note 15).
(15)	COMMON SHARES
On May 23, 2003, the Company issued a warrant to the Lender in connection with a debt modification (See Note 8) to purchase 5,479,452 common shares of the Company for RMB19,000,000.

In June 2006, the Lender exercised the warrant and purchased 5,479,452 common shares at a total price of RMB19,000,000. The excess of the total price over the par value of the common shares of RMB438,564 amounting to RMB18,561,436 was charged against additional paid-in capital.

On January 7, 2008, the Board of Directors of the Company resolved to increase the authorized share capital of the Company to USD5 million consisting of 500 million common shares, effective on February 1, 2008.

In February 2008, as a result of completion of the Company’s IPO and exercise of the over-allotment options of the underwriters, the Company issued 5,000,113 ADSs, representing 10,000,226 common shares (See Note 1).

Upon the completion of the Company’s IPO on February 1, 2008, all issued and outstanding Series A and Series A-1 were converted into 11,730,554 common shares (See Note 14).
(16)	STATUTORY RESERVES
In accordance with the relevant laws and regulations of the PRC, the Company’s PRC subsidiaries are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective subsidiary. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2007 and 2008, the PRC subsidiaries and consolidated VIE had appropriated RMB Nil and RMB102,597, respectively to the general reserve funds, which are restricted from being distributed to the Company.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(17)	COMMITMENTS AND CONTINGENCIES
Lease commitments

The Group entered into non-cancelable operating leases, primarily for office buildings, for initial terms of one to five years, without renewal options.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2008 are:

Minimum
Lease Amount
RMB

Year ended March 31, 2009	4,471,377
Year ended March 31, 2010	3,718,035
Year ended March 31, 2011	1,517,792
Year ended March 31, 2012	—
Year ended March 31, 2013	—

9,707,204

Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended March 31, 2006, 2007 and 2008 were RMB3,162,284, RMB4,259,792 and RMB5,152,429, respectively.

Capital commitments

On August 7, 2008, the Company entered into agreements to purchase its Beijing office building for total cash consideration of RMB51.5 million. On August 12, 2008, RMB 0.4 million were paid to the seller as a deposit, and the remainder of the consideration is expected to be paid to the sellers when the Company obtains all the relevant approvals.

Other commitments

In August 2007, the Company entered into a cooperation agreement with Tsinghua University to develop IT degree major course programs to be taught at post-secondary educational institutions incorporating course content developed by Tsinghua University. Under the agreement, which expires on October 14, 2010, the Company is obligated to pay Tsinghua University at least RMB15.0 million in license fees by the end of the contract, of which RMB5.0 million was payable prior to October 31, 2007. Due to a change in current market conditions and the Company’s business plan, there have been no business transactions between the Company and Tsinghua University for the 12 months ended March 31, 2008 and there were no outstanding receivables and payables with Tsinghua University as of March 31, 2008. The Company is in the process of negotiating with Tsinghua University to revise the terms under this agreement.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(18)	EARNINGS (LOSS) PER SHARE
Basic and diluted earnings (loss) per common share have been calculated as follows:

	Year Ended March 31,
	2006	2007	2008
	RMB	RMB	RMB

Net income (loss) available (applicable) to common shareholders	(35,429,358)	(16,789,852)	20,169,779
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	16,420,680	20,594,071	25,442,650

Plus: Incremental shares issuable upon
Exercise of share options	—	—	2,062,324
Exercise of common share warrants	—	—	481,125
Conversion of convertible preferred shares	—	—	9,775,462

Denominator for diluted earnings (loss) per share	16,420,680	20,594,071	37,761,561

Basic earnings (loss) per common share	(2.16)	(0.82)	0.79

Diluted earnings (loss) per common share	(2.16)	(0.82)	0.53

The Company’s common equivalent shares for the years ended March 31, 2006, 2007 and 2008 consisted of 645,033, 920,119 and 2,062,324 common equivalent shares issuable upon exercise of share options (using the treasury stock method), respectively; 3,436,529, 1,143,994 and 481,125 common equivalent shares issuable upon exercise of warrants (using the treasury stock method), respectively; and 10,846,771, 11,655,493 and 9,775,462 common equivalent shares issuable upon conversion of preferred shares (using the as-converted method), respectively. For the years ended March 31, 2006 and 2007, all common equivalent shares in the diluted loss per share computation were excluded as their effect would be anti-dilutive.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(19)	RELATED PARTY TRANSACTIONS

The principal related party transactions during the years ended March 31, 2006, 2007 and 2008 were as follows:

			Year Ended March 31,
			2006	2007	2008
	Note		RMB	RMB	RMB

Loan collection from Yinchuan Holding and Yinchuan Holding’s subsidiary, including interest and business tax	(a	)	21,378,898	—	—

Loans to (collection from) Keying Shiji Co., Ltd. (“Keying”)	(e	)	540,000	(540,000)	—

Loan repaid to Yinchuan Holding	(b	)	3,000,000	—	—

Financing repaid to Yinchuan Holding including accrued interest expenses	(h	)	37,630,670	—	—

Income from assigned interests in service contracts from ATA Jiangsu, net of business tax	(f	)	4,373,958	—	—

Expenses paid by (repaid to) ATA Jiangsu	(g	)	43,869	(60,857)	—

Forgiveness of a liability to ATA Jiangsu	(g	)	—	1,480,087	—

Collection from ATA Jiangsu as a result of the liquidation	(g	)	—	29,141	—

Advances to shareholders and management:
— Operations related	(c	)	984,543	2,631,924	—
— Other	(d	)	602,554	1,655,213	—

Collection of advances to shareholders and management:
— Operations related	(c	)	178,296	3,501,960	19,770
— Other	(d	)	—	4,593,746	—

Advances from shareholders and management:
— Operations related	(c	)	102,772	—	—

Repayment of advances from shareholders and management:
— Operations related	(c	)	67,471	102,776	—
— Other	(d	)	4,081,480	—	—

         Amounts due from and due to related parties were as follows:

			March 31,
	Note		2007	2008
			RMB	RMB

Current assets:
Due from shareholders and management	(c	)	19,770	—

Total			19,770	—

Notes:
(a)	Yinchuan Holding held 60% of the equity interest of ATA Learning prior to May 9, 2005. Yinchuan Holding and its subsidiary borrowed RMB20,000,000 from ATA Learning in December 2003. The loan was unsecured and interest accrued at bank lending rate prescribed by the PBOC, originally due for collection on December 31, 2004 and was subsequently extended until collected with interest on June 1, 2005.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(b)	In February 2003, ATA Testing borrowed RMB5,000,000 from Yinchuan Holding. The borrowing was unsecured, interest free and repayable on demand. Yinchuan Holding agreed to forgive RMB2,000,000 out of the total loan balance of RMB5,000,000. Such forgiveness was connected to the exercise of call option for RMB30,000,000 by ATA BVI (See (h)). Upon the extinguishment of this obligation, ATA Testing recognized a RMB2,000,000 gain in the consolidated statement of operations for the year ended March 31, 2005. ATA Testing repaid the remaining RMB3,000,000 on June 1, 2005.

(c)	The management and shareholders of the Group received business advances from the Group for the Group’s daily operation purposes which are charged to the consolidated statements of operations when the expenses were incurred. The amounts are unsecured and interest free.

(d)	The management and shareholders of the Group periodically provided advances to the Group for working capital purposes or received advances from the Group for their personal use. The amounts are unsecured, interest free and repayable on demand. The balances due to/from management and shareholders were settled periodically and were fully settled as of March 31, 2007.

(e)	Two executive officers of the Group, own 90% and 10% shares, respectively, of Keying. The loans made during the year ended March 31, 2006 were to finance Keying’s working capital and were interest free, unsecured and repayable on demand. Keying repaid the loan in full during the year ended March 31, 2007.

(f)	In March 2002, ATA Testing entered into an agreement with ATA Jiangsu (a previous affiliate of the Company) to assign ATA Testing’s interests and rights in certain services contracts. ATA Testing collected RMB6,500,000 related to the assignment of these contracts. ATA Testing estimated that these service contracts would generate revenue for 10 years and would provide ongoing technical support during the period of service contracts. As a result, ATA Testing initially deferred the recognition of such revenue and recognized the RMB6,500,000 into income ratably over the 10 year period. In December 2005, ATA Jiangsu commenced a voluntary winding up, which was completed in May 2006. Consequently, ATA determined it would no longer be required to provide ongoing technical support. Therefore, ATA Testing recognized the remaining portion of the deferred revenue into income during the year ended March 31, 2006. For the years ended March 31, 2006, the Group recognized revenue from assignment of interest in service contracts of RMB4,373,958.

(g)	ATA Jiangsu paid certain operating expenses on behalf of ATA Testing. Such expenses were charged into the consolidated statements of operations when incurred. RMB60,857 of March 31, 2006 balance was settled by cash and the remaining balance of RMB1,480,087 was recognized as a gain from the liquidation of ATA Jiangsu’s net assets.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(h)	Upon the formation of ATA Learning in 2003, Yinchuan Holding contributed RMB30,000,000 in cash for a 60% equity ownership interest. ATA BVI was granted a call option that allowed it to acquire Yinchuan Holding’s 60% equity interest for RMB30,000,000, and Yinchuan Holding was granted a put option that, upon exercise, obligated ATA BVI to purchase Yinchuan Holding’s 60% equity interest for RMB30,000,000. Both the call option and put option expired the earlier of (i) the end of the fourth fiscal year end since ATA Learning’s formation or (ii) the point when ATA Learning reaches an accumulative net income of RMB30,000,000. Since ATA BVI was the primary beneficiary of ATA Learning and was consolidating ATA Learning in accordance with FIN 46R, Yinchuan Holding’s RMB30,000,000 cash contribution was accounted for by ATA BVI as a financing arrangement pursuant to the provisions of EITF Issue No. 00-04 “Majority Owner’s Accounting for a Transaction in the Share of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary”. To the extent that the financing was repaid at any time prior to the end of a calendar year (as effected through exercise of the option), Yinchuan Holding was not entitled to receive a pro rata share of ATA Learning’s earnings for that calendar year. On May 9, 2005, ATA BVI exercised the call option to acquire the remaining 60% of the equity interest in ATA Learning from Yinchuan Holding for RMB30,000,000, and the accrued unpaid “interest” of RMB7,630,670 was paid by June 1, 2005.