Form 20-F
period 2009-03-31
ATA Inc.
filed 2009-09-15
CIK 1420529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009
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
Carl Yeung
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China
Telephone: 8610-6518-1122
Facsimile: 8610-6517-9517
(Name, Telephone E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing two	NASDAQ Global Market
common shares, par value $0.01 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,675,514 common shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes      ☑ No
     If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes      ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes      ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting	Other ☐
Standards as issued by the International Accounting
Standards Board ☐
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
     This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended March 31, 2007, 2008 and 2009 and audited consolidated balance sheet data as of March 31, 2008 and 2009. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”
FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may, “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future prospects and market acceptance of our technologies, products and services;

•	our future business development and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand and enhance our products and services;

•	competition in the computer-based testing, educational services and test preparation and training markets; and

•	Chinese laws, regulations and policies, including those applicable to the education industry, Internet content providers, Internet content and foreign exchange.
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
     This annual report also contains information and statistics relating to China’s economy and the industries in which we operate derived from various publications issued by Chinese governmental entities and other third parties which have not been independently verified by us. The information in such third-party sources may not be consistent with other information compiled in or outside China. We have taken such care as we consider reasonable in the reproduction and extraction of information from third-party sources.
PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
     The following selected consolidated statements of operations data for the fiscal years ended March 31, 2007, 2008 and 2009 (other than ADS data), and the selected consolidated balance sheets data as of March 31, 2007, 2008 and 2009, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the year ended December 31, 2004 and March 31, 2006 (other than ADS data) and the selected consolidated balance sheets data as of December 31, 2004 and March 31, 2006, are derived from audited consolidated financial statements not included in this annual report. Our selected consolidated statements of operations data for the three months ended March 31, 2005 (other than ADS data) and the selected consolidated balance sheets data as of March 31, 2005 are derived from unaudited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

		For the
		Three
	For the Year	Months
	Ended	Ended
	December 31,	March 31,	For the Year Ended March 31,
	2004	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Net Revenues
Testing services	17,351	1,977	18,170	24,628	78,198	137,046	20,057
Test-based educational services	18,369	6,684	35,138	42,804	48,594	42,546	6,227

		For the
		Three
	For the Year	Months
	Ended	Ended
	December 31,	March 31,	For the Year Ended March 31,
	2004	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Test preparation and training solutions	407	17	340	10,076	36,908	25,071	3,669
Other (1)	8,394	1,780	15,389	7,373	8,388	12,882	1,885

Total net revenues	44,521	10,458	69,037	84,881	172,088	217,545	31,838
Gross profit	21,388	3,527	35,049	43,779	105,141	124,937	18,285
Total operating expenses	24,967	13,266	36,140	63,375	81,713	98,549	14,423
(Loss) income from operations (2)	(3,579)	(9,739)	(1,091)	(19,596)	23,428	26,388	3,862
Interest expense (3)	(9,690)	(1,143)	(22,713)	—	—	—	—
Foreign currency exchange losses, net	(2)	(66)	(1,050)	(909)	(236)	665	97
Net(loss) income	(12,198)	(8,683)	(24,809)	(16,790)	20,170	22,810	3,338
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	(13,889)	—	—	—	—
Foreign currency exchange transaction adjustment on Series A redeemable convertible preferred shares	—	—	3,269	—	—	—	—
Net (loss) income (applicable) available to common shareholders (4)	(12,198)	(8,683)	(35,429)	(16,790)	20,170	22,810	3,338

		For the
		Three
	For the Year	Months
	Ended	Ended
	December 31,	March 31,	For the Year Ended March 31,
	2004	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Basic (loss) earnings per common share (4)	(0.61)	(0.50)	(2.16)	(0.82)	0.79	0.50	0.07
Diluted (loss) earnings per common share (4)	(0.61)	(0.50)	(2.16)	(0.82)	0.53	0.49	0.07
Basic (loss) earnings per ADS (5)	(1.22)	(1.00)	(4.32)	(1.64)	1.58	1.00	0.14
Diluted (loss) earnings per ADS (5)	(1.22)	(1.00)	(4.32)	(1.64)	1.06	0.98	0.14

	At
	December 31,	At March 31,
	2004	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data:
Cash	11,827	93,030	44,624	45,019	332,197	310,503	45,442
Accounts receivable, net	10,967	4,354	12,984	16,978	63,502	71,077	10,402
Due from related parties	21,381	23,798	4,368	20	—	—	—
Total current assets	50,189	125,881	67,989	76,656	403,309	399,002	58,394
Total assets	63,986	139,260	88,384	108,165	436,634	471,245	68,967
Note payable, current (6)	17,940	18,666	19,000	—	—	—	—
Due to related parties	54,576	46,277	1,644	—	—	—	—
Deferred revenues, current	23,288	20,564	22,340	26,341	36,708	40,238	5,889
Total current liabilities	113,575	112,453	53,937	45,620	66,530	85,189	12,467
Note payable, non-current (6)	—	—	—	—	—	—	—
Deferred revenues, non-current	10,442	8,585	8,555	7,897	7,026	5,626	823
Total liabilities	124,017	121,038	62,492	53,517	73,556	91,004	13,319
Accumulated deficit	(84,800)	(93,483)	(118,292)	(135,082)	(114,912)	(92,102)	(13,479)
Total shareholders’ (deficit) equity	(60,031)	(94,444)	25,892	54,648	363,078	380,241	55,649

(1)	In March 2002, our subsidiary, ATA Testing Authority (Beijing) Limited, or ATA Testing, entered into an agreement with Jiangsu ATA Software Co., Ltd., or ATA Jiangsu to assign ATA Testing’s rights and interests in a number of text delivery service contracts to ATA Jiangsu. ATA Testing collected an RMB6.5 million payment under this agreement in the year ended December 31, 2002. We initially anticipated that the test delivery service contracts would generate revenues and ATA Testing would provide ancillary services under the agreement for a period of ten years. We therefore deferred the recognition of revenue upon receipt of the payment, and began to recognize the payment into income over a ten year period for the years ended December 31, 2002, 2003 and 2004. However, on December 27, 2005, the board of directors of ATA Jiangsu resolved to commence a voluntary winding up of ATA Jiangsu. As a result, we recognized the remaining deferred revenue of RMB3.9 million into income in December 2005.

(2)	Includes non-cash share-based compensation expenses of RMB1.1 million, RMB6.4 million, RMB4.2 million, RMB2.5 million, RMB7.3 million and RMB5.6 million for the year ended December 31, 2004, the three months ended March 31, 2005, the fiscal years ended March 31, 2006, 2007, 2008 and 2009, respectively. Our non-cash share-based compensation expense for the three months ended March 31, 2005 includes an expense of RMB6.3 million resulting from the issuance of 853,941 of our common shares to Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer, to reward his past performance.

(3)	Includes interest expense and loan discount charged for the year ended December 31, 2004, the three months ended March 31, 2005 and the fiscal year ended March 31, 2006 of RMB2.6 million, RMB0.7 million and RMB22.7 million, respectively, in connection with an RMB19.0 million loan from a third party that was repaid in full on May 19, 2006. Also includes earnings attributable and payable to an investor of ATA Learning of RMB7.1 million for the year ended December 31, 2004.

(4)	Our PRC subsidiaries, ATA Testing, ATA Learning and our consolidated variable interest entity, or VIE, ATA Online enjoyed tax holidays provided by PRC tax authorities. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Taxation.” If our PRC subsidiaries had not enjoyed these tax holidays, the effects of the tax holidays on earnings (loss) per share for the periods indicated are as follows:

		For the
		Three
	For the Year	Months
	Ended	Ended
	December 31	March, 31	For the Year Ended March 31,
	2004	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	RMB	US$
Effect on net (loss) income (applicable) available to common shareholders	(19)	90	(544)	155	(823)	—	—
Effect on basic (loss) earnings per common share	(0.001)	0.005	(0.033)	0.008	(0.032)	—	—
Effect on diluted (loss) earnings per common share	(0.001)	0.005	(0.033)	0.008	(0.022)	—	—

(5)	Each ADS represents two common shares.

(6)	Note payable to a third party was repaid in full on May 19, 2006

	For the Year Ended March 31,
	2005	2006	2007	2008	2009
Key Operating Data:
Number of tests delivered (1)	2,212,351	2,583,712	3,335,701	12,787,470	5,063,379

(1)	Includes tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009 was 1,860,412, 2,067,714, 3,335,701, 3,632,285 and 5,063,379, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.
Exchange Rate Information
     We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.8329 to US$1.00, which was the noon buying rate in effect as of March 31, 2009. The noon buying rate on September 8, 2009 was RMB6.8275 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2005	8.2767	8.2773	8.2764	8.2765
Fiscal year ended March 31, 2006	8.1234	8.2765	8.0167	8.0167
Fiscal year ended March 31, 2007	7.8843	8.0300	7.7232	7.7232
Fiscal year ended March 31, 2008	7.4197	7.7345	7.0105	7.0120
Fiscal year ended March 31, 2009	6.8684	7.0185	6.7800	6.8329

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Most recent six months:
March 2009	6.8360	6.8438	6.8240	6.8329
April 2009	6.8306	6.8361	6.8180	6.8180
May 2009	6.8235	6.8326	6.8176	6.8278
June 2009	6.8334	6.8371	6.8264	6.8302
July 2009	6.8317	6.8342	6.8300	6.8319
August 2009	6.8323	6.8358	6.8299	6.8299
September 2009 (period through September 8)	6.8293	6.8303	6.8275	6.8275
Source: Federal Reserve Bank of New York and U.S. Federal Reserve

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the relevant year. Monthly averages are calculated using daily exchange rates during the month.
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
     Furthermore, we anticipate expanding the scope of our operations significantly in the coming years, including adding new service offerings such as our HR Select employee assessment solution, distribution and administration of the Test of English for International Communication, or TOEIC in China and Cambridge ESOL Young Learners English online tutorials. Our future success will depend in part upon the ability of our senior management to manage this growth effectively. In particular, our management may face the following challenges managing this growth:
•	controlling our costs and expenses and maintaining or increasing our margins and profitability;

•	retaining existing clients and expanding service offerings to those clients;

•	acquiring and retaining new clients, especially for our new service offerings;

•	retaining our key relationships with Chinese government controlled entities, obtaining any governmental approvals required for new service offerings and responding to changes in the regulatory and policy environment;

•	improving our operating, administrative and financial systems and internal controls and maintaining close cooperation between members of management and heads of individual departments;

•	increasing the awareness of our brand name and protecting our reputation;

•	keeping up with evolving industry standards, technologies and market developments; or

•	integrating any acquired business into our business operations and realizing the potential benefits of our acquisition.
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

Under our contracts with some test sponsors, we have the right to receive payment approximately one month after a test is delivered, and our clients typically pay us within three to six months of delivery. We therefore may experience substantial increases in our accounts receivable balance at the end of the quarter ending December 31 of each year. Revenues from our degree major and single course programs may experience seasonal declines during the quarter ending September 30 of each fiscal year, which includes the summer holiday months of July and August, since we do not recognize revenues in July and August for the last year of each degree major course program and for most single course programs. We also expect some seasonality in our accounts receivable related to degree major programs, because we collect from our clients typically around the months of October to November, and a large portion of our clients settle payment with us two to five months after that time. In addition, we have expanded our business into the test preparation and training market. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31.
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
     The Chinese market for computer-based testing services and career-oriented services is still emerging and evolving rapidly. If market acceptance of our products and services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.
     As the Chinese market for computer-based testing services and career-oriented educational services is still emerging, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house. We must address the following concerns, among others, with our clients as they decide to implement our computer-based testing and career-oriented educational services and to use our technologies and services:
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
     A decline in the demand for computer-based testing services and education services by test sponsors or educational institutions would negatively affect demand for our computer-based testing services and technologies, as well as our degree major and course programs, which incorporate computer-based tests. Even if demand for computer-based testing services and education services continues to grow, this demand may not grow as quickly as we anticipate.
     If we are not successful in achieving market acceptance for our new service offerings, our revenues may grow more slowly or decline.
     In order to increase our revenue sources, we have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, including developing and expanding our HR Select employee assessment solution, distribution and administration of TOEIC exam in China and Cambridge ESOL Young Learners English online tutorials. Each of these new service offerings is targeting a separate market and client base from our current service offerings. As the markets for these offerings are new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively deal with risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the Chinese government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks which we face expanding in this market include the following:
•	we may underestimate the amount of capital, personnel and other resources required to carry out our expansion plans, which may affect the success of our expansion and/or negatively impact the quality of our other product and service offerings;

•	if we are unsuccessful in the relevant new market, it may negatively affect our reputation and the status of our brand in our other markets;

•	we may fail to develop sufficient payment collection, technical support and other administrative capabilities necessary to successfully develop and manage our new service offerings on an increasingly large scale.
     The success of our new service offerings going forward also depends on our ability to gain and maintain relevant business relationships, such as our relationship with Educational Testing Services, or ETS in relation to our distribution and administration of TOEIC exams in China and our relationship with the Ministry of Education and Cambridge ESOL in relation to our Cambridge ESOL Young Learners English online tutorials.
     Breaches or perceived breaches of our security measures relating to test collection, scoring and storage or unauthorized disclosure or misuse of personal data through breach of our computer systems or otherwise could cause us to receive negative publicity, and lose clients and expose us to protracted and costly litigation.
     As part of our service offerings, we collect, process, transmit and store highly confidential information, including personal information and test questions, answers and scores. Maintaining the security and confidentiality of the information we handle as part of our testing services is essential to protecting the integrity and accuracy of the test taking process and retaining our client base. Any breach or perceived breach in our security measures pertaining to the collection, processing, transmission or storage of such information as a result of third-party action, employee error, and malfeasance or otherwise could result in liability claims and have a negative impact on our reputation. Additionally, we could be subject to liability claims or regulatory penalties for misuses of information collected from clients or students or for the unauthorized disclosure or unauthorized or inappropriate use of such information. Any such negative publicity or liability claims could have a significant negative impact on our future business, cause us to lose clients and expose us to costly litigation.
     Any failure by us to obtain new business from our existing clients or maintain our relationships with key Chinese government controlled entities may decrease our market share and revenues.

     The success of our business going forward will rely in large part on our ability to continue to obtain business from our existing clients and maintain our relationships with key Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the Chinese government. For the fiscal years ended March 31, 2008 and 2009, 58.3% and 72.3% respectively, of our total net revenues were generated from licensing and service fees from Chinese government-controlled entities. Our contracts for computer-based testing services generally allow for termination without cause on three months to one year’s written notice. Furthermore, educational institutions offering our career-oriented educational programs are under no contractual obligation to enroll students in our programs. We must therefore market our technologies and services to new and existing clients not only to expand our operations, but also to maintain our existing client base and revenues.
     The willingness of Chinese test sponsors and educational institutions to use our technologies and services is to some extent a result of our longstanding relationships with the Ministry of Human Resources and Social Security and Education, which significantly enhance our name brand and reputation among our client base. At the same time, maintaining a strong relationship with the Ministry of Education is important for marketing our career-oriented educational services, as each program requires approval by the Ministry of Education before it may be introduced into schools in China. If our relationships with these two ministries or their local branches were to deteriorate, it could significantly reduce our revenues and harm our brand and reputation.
     Reductions in public funding available to our clients that are governmental agencies and educational institutions funded by the Chinese government could adversely impact demand by these agencies and institutions for our products and services.
     We have derived a significant portion of our total net revenues from licensing and services fees from Chinese governmental agencies and educational institutions funded by the Chinese government. Demand and ability to pay for our products and services by these agencies and institutions are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services. For example, our revenues from the sale of our NTET Tutorial Platform in the fiscal year ended March 31, 2009 decreased due to lower approved budgets by relevant governmental agencies for procuring this software as the deadline for the national NTET test has been deferred.
     A limited number of our clients have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these clients could significantly reduce our revenues and have a material adverse effect on our results of operations.
     Our two largest clients in the fiscal year ended March 31, 2009, the Securities Association of China and the China Banking Association, accounted for 26.2% and 24.8%, respectively, of our net revenues for that period. Our top five clients for the fiscal year ended March 31, 2009 accounted for 66.4% of our net revenues for the fiscal year ended March 31, 2009. Due to our dependence on a limited number of clients, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
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
     Substantial defaults by our clients on accounts receivable could have a material adverse effect on our results of operations and financial condition.
     Our accounts receivable as of March 31, 2009 were RMB71.1 million ($10.4 million). We had accounts receivable aged over one year of RMB12.7 million ($1.9 million), including accounts receivable from sales of NTET Tutorial Platform software. For the fiscal year ended March 31, 2009 we had a RMB6.5 million ($1.0 million) bad debt allowance related to accounts receivable. If clients which owe us accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off accounts receivable or increase provisions against our accounts receivable, any of which could adversely affect our results of operations and financial conditions.
     Any actions that are in violation of the law or otherwise harmful to our business or our reputation by independent distributors who sell our NTET Tutorial Platform software could negatively impact our brand image and our results of operations.
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

     As of March 31, 2009, we had contractual relationships with 1,925 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests in a manner consistent with our standards and requirements, or hire qualified personnel and train them properly. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.
     We may face increasing competition from international and Chinese competitors, and may face increasing competition from domestic rivals. If we fail to successfully compete, our revenues and market share may decrease, and our results of operations may be adversely affected.
     We face a number of Chinese international competitors. Some of these competitors have longer operating histories, better recognized brands, larger technical staffs, stronger relationships with our existing IT industry clients and/or greater financial, technical and marketing resources than we possess. In addition, because the markets for the services we offer are relatively new and growing rapidly, we anticipate that new entrants, both domestic and international, will try to gain market share from us. In the future, competitors may introduce new technologies, products and services that have better performance, offer lower prices and gain broader acceptance than our technologies, products and services. Such new products may reduce the overall market for our products and services.
     In the computer-based testing services market, Prometric and Pearson VUE are our main competitors. We compete with these and other computer-based testing services providers primarily on the basis of technology, price, management experience and established infrastructure. In the future, as more companies enter this market, we believe pricing may become increasingly competitive as well. For our HR Select employee assessment solution, many recruitment service companies in China, such as 51jobs.com, ChinaHR and Zhaopin.com, provide similar testing services to help employers screen candidates. However, we believe their main business focus is in the area of job postings and candidate search, while we focus on offering more professional testing services with proprietary testing technologies. While TOEIC is well-established globally as a leading business English assessment tool, there is a broad range of competing English certification programs available in China, including the Chinese government-administered College English Test, or CET 4 and 6 exams, one of the most popular English certification programs developed domestically and taken by over ten million test takers a year, and other international commercial English certifications such as Business English Certificates, or BEC, and Business Language Testing Service, or BULTAS, from Cambridge ESOL. In relation to our career-oriented educational services, we face competition from international companies, such as Aptech Limited and NIIT Limited. Aptech Limited operates in China primarily through its joint venture with BeiDa Jade Bird. Although these two companies offer IT-related courses to post-secondary educational institutions in China, based on our market experience and client communications we believe they do not directly compete with our products and services. For example, these two companies design their own course content and exams and provide passing students with their own proprietary certifications, rather than offering course content and certifications designed by well-known IT vendors, as we do. Traditional Chinese test preparation material providers, such as publishing companies, indirectly compete with our test preparation and training solutions. Increased competition could cause us to lose clients or make it necessary for us to reduce our prices in order to retain our clients, which may negatively affect our revenues and results of operations.
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
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on our internal control over financial reporting. These requirements are being first applied to this annual report on Form 20-F for the fiscal year ended March 31, 2009.
     Our management has concluded that our internal control over financial reporting was effective as of March 31, 2009. Our independent registered public accounting firm also issued a report on the effectiveness of our internal control over financial reporting. See “Item 15. Control and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable and timely financial reports, and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.
     We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2009, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
Risks Relating to Regulation of Our Business
     Changes to Chinese government regulation of, or policies relating to, tuition fees may have a material and adverse effect on our business and results of operations.
     During the fiscal years ended March 31, 2007, 2008 and 2009, 50.4%, 28.2% and 19.6%, respectively, of our total net revenues came from license fees charged to vocational schools and other educational institutions in China for our career-oriented test-based educational services. We receive license fees for our educational services on a per-student basis. If the tuition fees chargeable by our educational institution clients were to decline, we may have difficulty maintaining or raising the per-student fees we charge for our educational services. As tuition fees are heavily regulated in China, any change in policy lowering or eliminating tuition fees chargeable by vocational schools or other educational institutions may have a negative impact on our pricing power and revenues generated from the license of our educational services. The Chinese government has tightened controls on tuition and other fees collected by certain types of educational institutions in China. While this has not had a noticeable impact on tuition fees chargeable for courses taught using our educational services, in the future there may be changes to Chinese policies and regulations regarding tuition fees that will have a negative impact on our business and results of operations.
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
     Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among us, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. However, we are not aware that any application for registration of an equity pledge has been processed by the local administration for industry and commerce in Beijing due to the lack of registration procedures, and we have therefore not yet registered our equity pledge over ATA Online’s equity. ATA Online intends to register the equity pledge once the local registration authority implements registration procedures.
     ATA Online holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of the Ministry of Industry and Information Technology, or MIIT, which allows ATA Online to provide Internet content distribution services. This license is essential to the operation of our online test preparation and training services business, which accounted for 4.1% of our total net revenues for the fiscal year ended March 31, 2009.
     The relevant Chinese regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of Chinese law. If our ATA Online corporate and contractual structure is deemed by MIIT to be illegal, either in whole or in part, we may have to modify such structure to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if our ATA Online corporate and contractual structure is found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
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
     We believe CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company and (ii) our contractual arrangements with ATA Online do not constitute the acquisition of ATA Online. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2008 and 2009, the PRC consolidated entities appropriated RMB0.1 million and RMB3.3 million ($0.5 million), respectively, to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
     The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.
     Prior to January 1, 2008, the effective date of the new PRC Enterprise Income Tax Law, or new EIT Law, both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws. Prior to January 1, 2008, our subsidiaries incorporated in China, ATA Testing and ATA Learning, were governed by the PRC Enterprise Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises. Our consolidated VIE ATA Online was subject to the PRC Enterprise Income Tax Provisional Regulations. However, qualified high-and-new technology enterprises incorporated in high-and-new technology development zones designated by the State Council might enjoy a reduced enterprise income tax rate of 15%. As a high-and-new technology enterprise incorporated in the Beijing High-Tech Development Experimental Zone, which was a designated high-and-new technology development zone, each of ATA Testing, ATA Learning and ATA Online was entitled to a preferential-enterprise income tax rate of 15%.
     Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.  However, under the New EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term. Under the New EIT Law, qualified “advanced-and-new technology enterprises elegible for key support from the State” (“ANTE”) are entitled to a preferential tax rate of 15%. In January 2009, ATA Testing successfully obtained its ANTE certificate under the New EIT Law and new high-tech regime and is therefore recognized as an ANTE and qualified for a preferential tax rate of 15%. However, the ANTE certificate is only valid for a period of three years starting from 2008 to 2010. The continued qualification of an ANTE for calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authority in

China. In addition, ATA Testing will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if it desires to continue to enjoy the 15% reduced rate. We cannot assure you that ATA Testing will continue to qualify as an ANTE under the New EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.
     The discontinuation of any of our preferential tax treatments could materially increase our tax obligations and adversely affect our business, operating results and financial condition.
     If we receive dividends from our operating subsidiaries located in the PRC, such dividends may be subject to PRC withholding tax.
     The newly enacted PRC Enterprise Income Tax Law, or the New EIT Law, and the implementation regulations for the New EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The New EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC if such dividends are derived from profits generated after January 1, 2008, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and may receive dividends from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the New EIT Law. If we are required under the New EIT Law to pay income tax for any dividends we receive from our subsidiaries, our income tax expenses will be increased and the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially and adversely affected.
     Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.
     Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.
     If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”
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
     Substantially all of our operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. The growth of China’s economy has experienced a significant slowdown since the second quarter of 2008, when the quarterly growth rate of China’s gross domestic product reached 10.4%. A number of factors have contributed to this slowdown, including the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. In the first half of 2009, the growth rate of China’s gross domestic product decreased to 7.1% as compared with the first half of 2008.
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
     The Renminbi has appreciated steadily versus the U.S. dollar since the Chinese government stopped pegging the Renminbi to the U.S. dollar in July 2005. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. See Item 3.A. regarding recent exchange rate movements between the Renminbi and the U.S. dollar. In the future Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
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
     Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including a few confirmed human cases. China reported the occurrence of a number of cases of H1N1 virus in China related to the global outbreak of H1N1 that began in the first half of 2009. Any prolonged recurrence of an adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of exams or classes to avoid students and others from congregating in closed spaces. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Relating to Our ADS
     Our ADS price and the ADS or stock prices of other companies with business operations primarily in China have fluctuated widely in recent years, which could result in substantial losses to investors.
     The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2008 and August 31, 2009, our ADS price as reported on Nasdaq ranged between a low of $2.75 and a high of $17.45. Though we believe the recent fluctuation resulted mainly from the current worldwide market disruption, numerous factors, many of which are beyond our control, may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.
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
     As of September 14, 2009, there are 45,675,514 common shares outstanding. In addition, there are outstanding options to purchase an aggregate of 3,435,468 common shares, including options to purchase an aggregate of 2,987,862 common shares immediately exercisable as of the date of this annual report. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.
     A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
     Four of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai, Walter Lin Wang and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 59.8% of our outstanding common shares as of August 31, 2009. Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. SB Asia Investment Fund II L.P. has one board representative on our five-director board, and beneficially owns approximately 29.5% of our outstanding common shares as of August 31, 2009. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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
     In February 2009, we completed the acquisition of the entire equity interests of Beijing Jindixin Software Technology Company Limited, or Beijing JDX, and JDX Holdings Limited, or JDX BVI, which are related companies incorporated in China and the British Virgin Islands, respectively, engaged in the development and marketing of software for computer-based tests.
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
     Our principal executive offices are located at 8th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, People’s Republic of China, and our telephone number is (86-10) 6518-1122. Our web site address is http://www.ata.net.cn. The information on our web site does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States in CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.
B. Business overview
Overview
     We believe that we are the leading provider of computer-based testing services in China. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, securities, teaching, insurance and accounting. Our computer-based testing services clients principally include professional associations, such as the China Banking Association and the Securities Association of China, and Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security.
     Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 1,925 authorized test centers located throughout China as of March 31, 2009. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2009, we have delivered over 29 million tests, including approximately ten million free tests for business development purposes. Over the course of two days on May 31 and June 1, 2008, we delivered tests to more than 470,000 test takers for the China Banking Association, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2009, approximately 5.1 million tests were delivered using our computer-based testing technologies and services.
     Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors, including Microsoft, have adopted for their computer-simulated tests given around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats.
     Leveraging our testing platform, technologies and expertise, we have expanded our service offerings beyond our core computer-based testing services to include test-focused services targeted at educational institutions, students and companies in China. Since 2002, we have marketed to educational institutions in China career-oriented educational course programs designed to prepare students to pass certification exams in the IT industry and other vocations. We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities, insurance and teaching industries. ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China and the China Banking Association to help candidates across China prepare for these organizations’ professional licensure and certification tests, which are delivered through our test delivery platform. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. More recently, we have entered into a business partnership with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China.
     Our total net revenues have increased from RMB84.9 million in the fiscal year ended March 31, 2007 to RMB172.1 million in the fiscal year ended March 31, 2008 and RMB217.5 million ($31.8 million) in the fiscal year ended March 31, 2009. See Item 5.A. “Operating and Financial Review and Prospects — Operating Results — Net Revenues” for detailed disclosure regarding net revenues broken down by the main category of services performed for each of the last three fiscal years. We had net loss of RMB16.8 million in the fiscal year ended March 31, 2007, and net income of RMB20.2 million and RMB22.8 million ($3.3 million) in the fiscal years ended March 31, 2008 and 2009, respectively.
Our Test Delivery Platform and Technologies
     We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.
Our E-Testing Platform
     Our E-testing platform incorporates a number of technologies and protocols designed to ensure the stable, cost-effective, secure, accurate, fast and easy-to-manage delivery of computer-based tests on a large scale. It is flexible and is easily customized for many types of test content and the specific requirements of the test sponsor. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. Our E-testing platform is composed of a set of tools and applications for facilitating the computer-based testing process, including a network sub-system for managing and transferring test content, test taker information and test results data in a secure and efficient manner. Our E-testing platform software applications are designed to handle large-scale testing environments and are capable of transmitting, receiving, processing and storing large amounts of information in a short time span. We currently have the capability to deliver more than 1,000,000 tests per day using our 30 servers. We periodically upgrade our equipment and software applications to handle increasing testing volume as required.

Our ATA Authorized Test Center Network
     To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Hong Kong, which we refer to as our ATA authorized test centers. As of March 31, 2009, we had contractual relationships with 1,925 ATA authorized test centers, of which 1,347 had hosted tests delivered through our testing platform during the preceding 24-month period. 1,358 of our authorized test centers possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.
     The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2009:
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

     Our Test Content Creation and Management Technologies
     We offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests.
     Our Dynamic Simulation Technology is a performance-based testing technology that provides the format for creating, illustrating, running and scoring tests in a virtual computer environment that accurately and realistically simulates the operating environment and functions of the software applications being tested without requiring the installation or use of those applications. Our Dynamic Simulation Technology is designed to provide maximum interactivity and allow the test taker to go down multi-level testing paths where each response will lead the test taker to a different set of questions and problems. The current version of Dynamic Simulation Technology, version 5.0, is an interpreter-based simulation technology, which represents our fifth generation of simulation testing technologies, as shown in the table below:
     Interpreter-based simulation offers high flexibility, adaptability to most applications, low disk space usage and short lead times for developing new tests once the system is in place. Based on feedback from our clients, we believe we are the only company in the world that has developed and is marketing interpreter-based simulation technology for testing and educational use. For this reason, we believe our Dynamic Simulation Technology is the world’s leading technology for the creation and illustration of performance-based tests through simulation.
     We have also developed two non-simulation testing technologies: Real Environment Technology and ATA Markup Language. Our Real Environment Technology is used for creating, illustrating and running performance-based tests and learning exercises that operate within the actual operating system or software application being tested. We have also developed our ATA Markup Language for the creation and illustration of knowledge-based test items that require the test taker to respond to specific questions in a traditional question-and-answer format. While less sophisticated than our performance-based testing technologies, ATA Markup Language remains a key technology for our large base of clients who contract with us for the conversion of paper-based tests to computer-based tests. In addition, many performance-based tests also include traditional multiple-choice questions created and run using our ATA Markup Language and related software applications.
     We have developed test item authoring tool applications for our Dynamic Simulation Technology, Real Environment Technology and ATA Markup Language. We have also developed other authoring tools, such as user interface cloning and translation software, for increasing the efficiency of the test content creation and revision process. To meet individual client needs, we have developed test engine applications for integrating tests using our testing technologies on multiple testing platforms. For instance, we have developed test engine applications that allow running Dynamic Simulation Technology tests on our own test delivery platform, on Microsoft’s test port and on other test platforms.

     All of our computer-based testing technologies have been developed in-house, and none incorporates any third-party intellectual property.
     In addition to incorporating our technologies into our test service offerings, we also directly generate revenue from our Dynamic Simulation Technology and related simulation authoring tools by licensing them to international IT certification sponsors, such as Microsoft, and third-party test preparation companies for the creation of test items and test preparation course exercise items for Microsoft Learning Products, including Microsoft Certified Professional Exams, delivered to students and test takers all over the world.
Our Service Offerings
     Testing Development and Delivery Services
     Computer-based test creation, delivery and analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the creation, delivery and analysis of computer-based tests as well as logistical services such as test registration, scheduling and fee collection. We have assisted our clients in creating and delivering a wide range of computer-based tests, including:
•	licensure tests administered by governmental agencies that test the competence of candidates for positions with various governmental agencies or for certain types of jobs, and public exams administered by provincial-level human resources bureaus;

•	professional association or qualifications tests required by governmental agencies or industry associations that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:
o	the Certification of China Banking Professionals Exam, designed and administered by the China Banking Association under the supervision of the China Banking Regulatory Commission;

o	the Qualifications Exam for Individuals Engaged in the Securities Industry, designed and administered by the Securities Association of China under the supervision of the China Securities Regulatory Commission;

o	the Insurance Agent Qualifications Exam, designed and administered by the Insurance Association of China under the supervision of the China Insurance Regulatory Commission;

o	IT vendor tests that assess the technical skills and competence of IT professionals in relation to specific types of IT applications, computer operating systems or other IT skill sets, and that allow test takers to obtain a professional license or certification in a specific subject area, job title or career path; and

o	enterprise assessment tests that various enterprises use for recruitment and internal personnel assessment purposes.
     Utilizing our computer-based test content creation technologies, we assist our clients in developing sophisticated computer-based tests, including performance-based tests. Creation of effective and user-friendly computer-based tests involves a multi-step process, including:
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
     Our computer-based testing delivery services generally include the following, subject to the test sponsor’s specific needs:
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

     We usually offer test content creation services and test delivery services as an integrated package and collect a fixed fee per test per test taker. The fee we charge depends on the length and complexity of the test, the amount of effort it takes to transform the testing content into a computer-based test format and other factors in the test development and administration process, such as security levels and the amount of logistical services provided.
     Distribution and administration of TOEIC exams in China. In March 2009, we signed a cooperation agreement with ETS, the world’s largest educational research and assessment organization, to become the exclusive distributor and test administrator of ETS’s TOEIC exams in China. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam has been used by over 5,000 organizations around the world in more than 60 countries, with more than five million TOEIC exams administered around the world each year. TOEIC has become the top professional English language assessment tool in the world, according to ETS.
     TOEIC tests include large-scale tests open to the general public for a set fee as well as on-demand tests given for specific enterprises or organizations. We administered our first TOEIC exam in March 2009, in which 3,909 exam takers participated in three cities across China. We collect a per-test taker fee for each test delivered. TOEIC exams in China are currently only delivered in a paper-based format. However, we are undergoing feasibility studies with ETS to develop computer-based TOEIC exams to be delivered in China in the future through our ATA authorized test center network.
     Career-Oriented Educational Services
     Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests. We market these educational services to universities and vocational schools throughout China to provide to their students. These course programs package the testing and certification component of our testing services with licensed learning materials to provide an integrated learning and assessment solution. Many of the tests contained in our course programs have incorporated our advanced performance-based testing technologies to encourage hands-on real-world interactive learning experiences.
     Our educational services allow academic institutions to provide more career-oriented content and practical skills to assist their students in more easily securing employment. At the same time, our educational services are attractive to IT vendors and other certification providers as they help to increase the market prevalence and acceptance of the software applications and technologies taught in the course program by “hooking” students onto those technologies and by motivating employers to adopt the technologies due to the larger talent pool proficient in operating them.
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
     Degree major course programs. Our degree major course programs are designed to help graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets. Generally, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. Our contracts with academic institutions for degree major course programs are similar to our contracts for single course programs. We license the various single course programs contained within the degree major course program to the schools for the duration of the degree major course program period. We also provide substantially the same support and other services as we provide for single course programs.
     Pre-occupational training programs. Vocational school students in China are generally required to spend one semester prior to graduation in an internship. However, many student’s have difficulty finding quality internships that provide the opportunity to hone practical skills prior to entering the job market. To provide these students with more alternatives, we have worked with vocational schools and our IT vendor clients to develop pre-occupational training programs to help meet the internship requirement. These programs provide students with a simulated internship environment replicating what these students would experience in an actual internship and that are designed to prepare students for actual job positions. Students are organized into small groups and given a series of specific job tasks, with each student’s role within the small group changing at intervals during the program period. A typical pre-occupational training program will last two to three months. Software applications using our performance-based testing technology help guide and monitor the student’s progress in completing the required tasks and are able to provide constant feedback to enhance the learning experience and improve the student’s performance. Our pre-occupational training programs are offered principally to students enrolled in schools offering our course programs and are particularly well-suited for students taking one of our degree major course programs.
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
     NTET Tutorial Platform — test preparation software for the teaching industry. In November 2006, we began offering software comprising a comprehensive set of training materials for preparing teachers for certification under the NTET test, which is conducted by China’s Ministry of Education and delivered through our test delivery platform and test center network. This software package, which we refer to as our NTET Tutorial Platform, is installed on a school’s computer system and offers teachers access to user-friendly and interactive tutorial programs, practice questions and learning exercises through the school’s intranet. Our revenues from the sale of our NTET Tutorial Platform in the fiscal year ended March 31, 2009 decreased due to lower approved budgets by relevant governmental agencies for procuring this software as the deadline for the national NTET test has been deferred.
     Cambridge ESOL Young Learners English online tutorials. In September 2008, we entered into an agreement with Ministry of Education to develop and provide online tutorial programs to students enrolled in its Cambridge Young Learners English programs in China, which are generally targeted at children ages four to 12. We expect to launch this service during our fiscal year ending March 31, 2010.
     HR Select Employee Assessment Solution
     In March 2009, we launched our self-developed “HR Select” employee assessment solution. HR Select is an online system that utilizes our proprietary software and a large inventory of test titles to help employers in China maximize the efficiency and accuracy of their employee recruitment process. HR Select covers the entire employee selection process from resume filtering to talent assessment and skills testing to test results analysis.
     HR Select incorporates sophisticated database technologies for retaining and categorizing key candidate data, allowing human resource managers to effectively and efficiently process and filter a large number of candidate resumes. More importantly, we believe HR Select’s platform for testing, comparing and analyzing general, industry-specific and position-specific capabilities and skill-sets makes it a unique offering in the market. Employers using HR Select can choose to adopt any of a multitude of evaluation parameters, including:
•	General skills, including among others foreign language skills, software application skills, management skills, reading comprehension ability and data processing skills;

•	Position-specific skills, including customized tests for IT, finance, management, customer service, administrative and sales positions; and

•	Compatibility traits, which look at non-skills elements that indicate a candidate’s likelihood of success, such as personal values, self-image, self-motivation and other personality traits.
     HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these parameters and to analyze and categorize the results to make effective recruitment decisions. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. HR Select currently offers tailored evaluation tests for 600 positions with over 1,000 evaluation modules and a sample test item bank containing millions of test questions. For example, TOEIC and SHL assessment titles are available via the HR Select service to assess a candidate’s business English skill and job aptitude respectively. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner.
     Our current HR Select clients principally include large domestic and foreign-invested companies in highly skill-intensive industries such as insurance and banking. We expect to market HR Select to the large and growing small and medium enterprise market in China where recruitment resources are limited and where the consequences of poor hiring decisions are greater. Pricing starts at a volume-limited RMB3,880 annual subscription, with additional fees charged depending on volume, specific test titles utilized and whether ATA authorized test centers are used.
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
     We have developed and implemented the following technologies and measures to protect security throughout all stages of test development and delivery:
     Preparation and Storage of Test Items
     To reduce the risks associated with potential unauthorized disclosure or misuse of test questions by ATA personnel during the process of creating test item banks, we divide test item authoring and management tasks among multiple persons and limit each person’s access to the test item content through the use of access permissions. Each test item author is only responsible for creating a limited amount of test item content and is permitted access only to that content for which that person is responsible. As a result, no one has full access to the contents beyond his or her scope of work. Test item bank managers receive limited permissions and are not given access to view the content of individual test items. Moreover, our test item authoring and test item bank management tools record and track all access and modifications to test items or the test item pool to detect any breaches to the security protocols. Once the test item banks are created, the content is encrypted and stored on our secure central servers or the client’s servers. Our servers are located in a central machine room operated by one of the most well-established server hosting service providers in China. These servers are protected by firewalls and stored using NetApp tm equipment, which permits real-time back-up. We encrypt all test item banks using our self-developed encryption technologies, which prevent decryption or reverse engineering through the use of electronic fingerprinting, anti-tracking and trapping technologies.
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
     We have registered 51 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.
     Our “ATA” trademark has been registered with the China Trademark Office. We have also registered 21 domain names relating to our web sites, including www.ata.net.cn , the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
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
Clients
     The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The China Banking Association and the Securities Association of China accounted for 24.8% and 26.2%, respectively, of our total net revenues for the fiscal year ended March 31, 2009. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2009.
     As of March 31, 2009, we had 164 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2009, our five largest computer-based testing services clients based on revenue were:
•	the China Banking Association, which has been designated by the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

•	the Securities Association of China, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

•	the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security;

•	the China Futures Association, which has been designated by the China Securities Regulatory Commission as the sole administrator of futures industry qualification tests in China; and

•	the Testing Center of the PRC Ministry of Education.
     These five clients represented an aggregate of 57.9% of our total net revenues for the fiscal year ended March 31, 2009.
     During the fiscal year ended March 31, 2009, 220 Chinese educational institutions were offering our course programs, of which 148 were offering our degree major course programs and 94 were offering our single course programs.
Sales and Business Development
     Our sales and business development department, primarily composed of members of our senior management and professional sales team, is responsible for identifying and developing new markets and client opportunities for our product and service offerings. For our computer-based testing services, we target key governmental agencies, professional associations, enterprises and other potential clients to help them develop standardized certification, qualification or assessment policies. Once we have identified a potential client, we generally submit an initial proposal outlining the services we can provide based on our analysis of their test-related needs. We may develop and conduct trial tests tailored to the client’s needs based on the terms of a memorandum of understanding signed with the client. We generally enter into a final contract with the client only after successful completion of the trial tests. During the entire selling cycle, we also actively seek opportunities to cross-sell and up-sell our services, including test preparation services and ancillary testing services to the client. The following diagram illustrates the key stages in our testing services business development process.
Marketing
     To generate demand and market awareness, we engage in a variety of marketing activities to promote our product and service offerings. We host and invite potential clients, such as key governmental agencies and governing bodies, to industry conferences on topics such as the development of computer-based testing technologies. We also attend conferences and trade shows to demonstrate and promote our technologies and product and service offerings. We conduct marketing for our career-oriented educational services through promotional activities in cooperation with local governmental departments and educational institutions and through our local sales agents. Our on-campus marketing activities include promoting the IT vendors’ certification tests together with our course programs and other career-oriented educational services, while linking both to our “ATA” brand name, through prominently placed marketing materials like posters and other advertising means. We promote wider recognition of our “ATA” brand by placing our logo prominently outside ATA authorized test centers and in test and course program materials. We are also developing joint marketing efforts with certain independent operators of our ATA authorized test centers. In connection with our launch of HR Select and distribution of TOEIC, we have redirected most of our educational services sales and marketing efforts since March 2009 to design and operate marketing efforts toward private enterprises. We have launched advertising campaigns across all major resume service providers’ web sites in China to market HR Select and TOEIC.

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
     For our HR Select employee assessment solution, many recruitment service companies in China, such as 51jobs.com, ChinaHR and Zhaopin.com, provide similar testing services to help employers screen candidates. However, we believe their main business focus is in the area of job postings and candidate search, while we focus on offering more professional testing services with proprietary testing technologies. We also believe the large inventory of test titles and availability of a nationwide test center network set us apart from these recruitment service providers. While TOEIC is well-established globally as a leading business English assessment tool, there is a broad range of competing English certification programs available in China, including the Chinese government-administered CET 4 and 6 exams, one of the most popular English certification programs developed domestically and taken by over ten million test takers a year, and other international commercial English certifications such as BEC and BULTAS from Cambridge ESOL.
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
     We are aware of only a handful of other simulation testing technology developers, which primarily focus on the training and test preparation business market in the United States. We believe, based on communications with our clients and others in the industry that our simulation testing technology compares favorably to those offered by other companies and in other countries, including the United States.
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
Seasonality
     We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarter ending December 31 typically having the highest net revenues from testing services and the quarter ending March 31 typically having the lowest net revenues from testing services. Under our contracts with test sponsors, we have the right to receive payment approximately one month after a test is delivered, and our clients pay us within three to six months of delivery. We therefore may experience substantial increases in our accounts receivable balance at the end of the quarter ending December 31 of each year. Also, revenues from our degree major and single course programs may experience seasonal declines during the quarter ending September 30 of each fiscal year, which includes the summer holiday months of July and August, since we do not recognize revenues in July and August for the last year of each degree major course program and for most single course programs. In addition, we have expanded our test preparation and training solutions business. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31. We also expect some seasonality in our accounts receivable related to degree major programs, because we collect from our clients typically around the months of October to November, and a large portion of our clients settle payment with us two to five months after that time.
Regulation
     This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.
     Regulation of the Software Industry
     In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 51 software copyrights with the Copyright Protection Center of China.
     China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, has promulgated regulations to regulate the production, sale, import or export of software products in China. Under these regulations, all domestically produced software products to be operated or sold in China must be duly registered and filed with the provincial branches of MIIT. We have complied with the registration and filing requirements necessary to sell our software products in China. These registrations generally remain in effect for five years and are subject to renewal.
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
     Restrictions on Telecommunications Industry
     The telecommunications industry, including computer information and Internet access services, is highly regulated by the Chinese government. Regulations issued or implemented by the State Council, MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

     Since March 1998, the National People’s Congress of the PRC has directed MIIT to assume responsibility for, among other things:
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
     Foreign Ownership Restrictions on Internet Content Provision Businesses
     In September 2000, the State Council promulgated the Telecommunications Regulations. The Telecommunications Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses. In February 2003, MIIT amended the original classification of telecommunications business with Internet content provision services being classified as value-added telecommunications businesses. The Telecommunications Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.
     In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, the State Council promulgated the Administrative Rules on Foreign-Invested Telecommunications Enterprises, which was amended in September 2008. The Administrative Rules on Foreign-Invested Telecommunications Enterprises set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign invested telecommunications enterprise. Pursuant to the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%.
     However, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunication business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.
     On July 26, 2006, MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, dated July 13, 2006, or the MIIT Notice, which reiterates certain provisions under the 2002 Administrative Rules on Foreign-Invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form.
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
     Internet Content Provider Licensure Requirements
     The provision of online test preparation services and content on Internet web sites is subject to Chinese laws and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including MIIT and the State Administration of Industry and Commerce, or SAIC. The principal regulations governing the telecommunications industry and the Internet include:
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
     ATA Online holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows ATA Online to provide Internet content distribution services. This license is essential to the operation of ATA Online’s online test preparation services business.
     The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) should own any domain names and trademarks used by it to engage in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, we have transferred to ATA Online the domain names owned by our subsidiaries that are used principally in connection with our online business activities.
     Regulation of Internet Content
     The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MIIT, the Ministry of Culture and the State Press and Publications Administration. These measures specifically prohibit Internet activities that result in the publication of any content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its web sites.
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
     Regulation of Broadcasting Audio-Visual Programs through the Internet or Other Information Network
     The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Visual Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integrating, transmitting and downloading of audio-visual programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Visual Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China relating to cultural matters that prohibits private investments in businesses relating to the dissemination of audio-visual programs through information networks. On December 20, 2007, SARFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Service Provisions, which became effective on January 31, 2008. Pursuant to the Audio-Visual Service Provisions, a Permit for Disseminating Audio-Visual Programs via Information Network issued by the competent radio, film and television authority, or completion of the relevant filing formalities with such authority, is required to engage in the Internet audio-visual program service. One of the criteria that any entity applying to engage in the Internet audio-visual program service must meet is that such entity should be a wholly state-owned entity or state-controlled entity, which should have the legal status of legal person, and there is no record indicating that such entity has violated laws or regulations within three years prior to its application. According to the clarification by SARFT and MIIT in their Answers to Questions of Press regarding the Administrative Provisions on Internet Audio-Visual Program Service, entities that have been incorporated to engage in the Internet audio-visual program service in compliance with the applicable laws or regulations prior to the promulgation of the Audio-Visual Service Provisions and have no record of violating laws or regulations can re-register and continue their businesses. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-visual programs” as specified in these regulations. We cannot assure you that ATA Online will be able to obtain a Permit for Broadcasting Audio-Visual Programs via Information Network if it is determined that one is required to operate the online test preparation business.
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
     Regulation of Domain Names and Web Site Names
     PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. We have registered 21 domain names relating to our web sites, including www.ata.net.cn , the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
     PRC law requires entities operating commercial web sites to register their web site names with SAIC or its local offices and obtain a commercial web site name registration certificate. If any entity operates a commercial web site without obtaining such certificate, it may be charged a fine or suffer other penalties by the SAIC or its local offices. Our web sites used in connection with our testing and education services are considered non-commercial web sites as we do not provide products and services through those web sites, and therefore the names of those web sites are not required to be registered with SAIC. ATA Online has registered the web site name used in connection with the online test preparation business with Beijing municipal SAIC.
     Regulation of Privacy Protection

     PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MIIT or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.
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
     The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 21.07% versus the U.S. dollar from July 21, 2005 to March 31, 2009. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.
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
     We believe CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company and (ii) our contractual arrangements with ATA Online do not constitute the acquisition of ATA Online. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulation of Our Business — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.”
C. Organizational Structure
Corporate Structure and Arrangements with Our Affiliated PRC Entity
     The following diagram illustrates our corporate and share ownership structure. Except for ATA BVI and JDX BVI, which are incorporated in the British Virgin islands, all of our subsidiaries and our affiliated PRC entity are incorporated in the PRC. For a detailed description of the Company’s significant subsidiaries, see Item 4.A “History and Development of the Company.”

In July 2009, ATA Testing increased the paid-in capital from US$2.5 million to US$15.0 million.
In August 2009, ATA Online increased the paid-in capital from RMB1.0 million to RMB10.0 million.
     To comply with PRC laws and regulations restricting foreign ownership in distributors of Internet content, our online test preparation business in China is conducted through a series of contractual arrangements entered into among ATA BVI, ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president, in the percentages described in the diagram above. ATA Online holds the license required to operate the online portion of our test preparation and training solutions business. ATA Learning (Wuxi) Inc., or ATA Wuxi was established in January 2008, as a subsidiary of ATA Learning to operate our pre-occupational training programs business. We do not have any direct ownership interest or direct shareholding rights in ATA Online and as a result do not have direct control or direct oversight over ATA Online. For a detailed description of these contractual arrangements, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions.” As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements.
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
D. Property, Plant and Equipment
     Our principal executive offices are located in approximately 2,170 square meters of office space leased by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China. We also occupy approximately 3,000 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Fuzhou, Nanjing and Wuhan. On August 7, 2008, we entered into agreements to purchase our Beijing office building for total cash consideration of RMB51.5 million. On August 12, 2008, RMB0.4 million was paid to the seller as a deposit, and the remainder of the consideration was paid to the sellers on July 21, 2009. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Overview
     Our Business
     We believe that we are the leading provider of computer-based testing services in China. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. We have experienced significant growth in our business during the fiscal years ended March 31, 2007, 2008 and 2009. Our total net revenues have increased from RMB84.9 million in the fiscal year ended March 31, 2007 to RMB172.1 million in the fiscal year ended March 31, 2008 and RMB217.5 million ($31.8 million) in the fiscal year ended March 31, 2009. We had net loss of RMB16.8 million in the fiscal year ended March 31, 2007, and net income of RMB20.2 million and RMB22.8 million ($3.3 million) in the fiscal years ended March 31, 2008 and 2009, respectively.
     We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created and delivered using our testing technologies. Testing services revenues accounted for 29.0%, 45.4% and 63.0%of our total net revenues in the fiscal years ended March 31, 2007, 2008 and 2009, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues as a result of new contracts with test sponsors in the banking, securities and blue collar sectors. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. Revenues from HR Select and distribution and administration of TOEIC exams will be included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2005, 2006, 2007, 2008 and 2009.
Number of Exams Delivered (1)

(1)      Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2005, 2006, 2007, 2008 and 2009 was 1,860,412, 2,067,714, 3,335,701, 3,632,285 and 5,063,379, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.
     Leveraging our testing expertise, in 2002 we began offering our career-oriented course programs, which we market to Chinese educational institutions. We develop our course programs by integrating our testing technologies and services with IT learning content authorized by major IT vendors. In March 2006, we began to offer pre-occupational training programs, which are programs with trained instructors that allow students to obtain practical skills through exercises designed to more closely align their skills with specific job requirements. Licensing fees from test-based educational services accounted for 50.4%, 28.2% and 19.6% of our total net revenues in the fiscal years ended March 31, 2007, 2008 and 2009, respectively. We expect revenues from our test-based education services to continue to decline. Since December 2008, we have redirected most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC where we believe there is greater market opportunity.
     By integrating our testing technologies with targeted test preparation content for certain professional licensure and certification tests, in 2006 we began offering test preparation and training solutions for the securities, insurance and teaching industries. ATA Online, our affiliated PRC entity, launched online test preparation web sites in coordination with the Securities Association of China, the China Futures Association and the China Banking Association to help candidates across China practice and prepare for these organizations’ professional licensure and certification tests, which tests are delivered by us through our test delivery platform. We also began offering, in November 2006, our NTET Tutorial Platform software, which comprises a comprehensive set of training materials to prepare teachers for certification under the National Teachers’ Skill Test of Applied Educational Technology in Secondary and Elementary Schools, or NTET test, which is delivered nationwide through our test delivery platform. We suspended offering our NTET Tutorial Platform in October 2008 as a result of a delay in the timing of the teachers certification testing requirement deadline. We have recently entered into a business partnership with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China. Revenues from this program, which we expect to launch during the fiscal year ending March 31, 2010, will be included in test preparation and training solutions revenues. Revenues from our test preparation and training solutions accounted for 21.5% and 11.5% of our total revenue in the fiscal years ended March 31, 2008 and 2009, respectively.

     On October 15, 2007, the Company entered into acquisition agreements to purchase the entire equity interests of Beijing JDX and JDX BVI (the “acquiree”) for RMB10 million. Beijing JDX is a PRC incorporated entity primarily engaged in the development and marketing of software for computer-based tests. JDX BVI is a British Virgin Islands incorporated entity established by the equity holders of Beijing JDX (“selling shareholders”) to hold exclusive licensing rights for the use of technology owned by Beijing JDX. This acquisition is expected to expand the Company’s customer base by allowing it to market test delivery services to the test sponsors that are using the products developed by Beijing JDX.
     During the year ended March 31, 2008, cash payments of RMB4.3 million were made to the selling shareholders as a deposit for the acquisition. According to the supplementary agreement signed in August 2008, Beijing JDX should refund RMB2 million of the deposit with the remaining consideration of RMB7.7 million payable through the offset of a receivable due from the selling shareholders of RMB4.7 million related to the exercise of the warrant described below and cash of RMB3 million. As of March 31, 2009, the unpaid cash consideration was RMB2.3 million ($0.3 million), of which RMB2.0 million ($0.3 million) was paid in April 2009 and RMB0.3 million ($44,718) was paid in July 2009.
     In conjunction with the acquisition agreements, the Company also issued warrants to purchase 126,803 of the Company’s common shares to certain selling shareholders. The exercise price of the warrants was USD5.25 per share. The warrants were exercisable upon the closing of the transaction and expire on January 13, 2008. The fair value of the warrants was RMB0.8 million ($0.1 million), based on an independent valuation by Jones Lang LaSalle Sallmanns Limited using the Binomial option pricing model. The fair value of the warrants was recorded as a deposit for the acquisition with a corresponding credit to additional paid-in capital in the consolidated balance sheets. On January 5, 2008, the expiration date of the warrants was extended to April 30 and on April 24, 2008, the expiration date was further extended to June 30, 2008. On May 10, 2008, the warrants were exercised prior to the consummation of the acquisition that resulted in a further modification to the original term of the warrants. The common shares were delivered in February 2009 when the acquisition was consummated as described below. As a result of these changes to the original terms of the warrants, the fair value of the modified warrants was re-measured to RMB0.6 million ($92,515) based on an independent valuation by Jones Lang LaSalle Sallmanns Limited.
     On February 28, 2009, the Company obtained the approval from the State Administration of Foreign Exchange (“SAFE”) for wiring foreign-currency-denominated purchase price into the PRC. On this date, the Company signed an agreement with the selling shareholders that the Company has obtained a controlling financial interest in the acquiree and effective control of the acquiree has been transferred to the Company. The results of Beijing JDX and JDX BVI have been included in our consolidated results since February 28, 2009.
     The aggregate purchase price was RMB10.7 million ($1.6 million), including the above-mentioned fair value of the warrants of RMB0.6 million ($92,515) and legal fees of RMB94,082.
     Factors Affecting Our Results of Operations
     Some of the key general factors affecting our results of operations are:
•	growth in China’s professional services sector resulting in increasing demand for qualified and certified talent in China;

•	overall economic growth and rising income levels in China contributing to increased spending on education, testing and test preparation;

•	government and industry initiatives to standardize and license professionals in industries such as securities, futures, banking, law and accounting;

•	growth in the use of computer-based tests and performance-based tests and willingness of test sponsors and educational program providers to outsource test content development and delivery for sophisticated computer-based and performance-based tests;

•	emphasis on, and government encouragement for, career-oriented and IT-related educational programs in China;

•	the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker;

•	acceptance by educational institutions of our career-oriented and IT-related educational programs; and

•	our ability to continue to introduce new services and their market success, including our HR Select service launched in March 2009, distribution and administration of TOEIC exams in China beginning in March 2009 and expected launch of Cambridge Young Learners English program during our fiscal year ending March 31, 2010.
     Although we anticipate the above factors will continue to increase demand for our products and services in China, a slowing or reversal of any of the above factors could cause our revenue growth to slow or stop, or to not grow as fast as we might expect Although the global financial crisis affected the overall Chinese economy in the second half of calendar year 2008 through the first half of calendar year 2009, we have not experienced a significant effect on demand for our products and services attributable to the crisis, and we do not anticipate that the crisis will significantly impact demand for our products and services in China in the fiscal year ending March 31, 2010.
     In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:
•	share-based compensation;

•	the impact of certain preferential tax rates and tax holidays;

•	valuation of tax loss carryforwards;

•	foreign currency exchange losses;

•	sales and marketing efforts used to introduce testing services and training programs marketed directly to private sector businesses or directly to consumers; and

•	the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin product and service offerings.
Net Revenues
     We derive revenues from licensing fees for computer-based testing services, licensing fees for test-based educational services, sales of test preparation and training solutions, and other products and services. Our net revenues are presented net of PRC business taxes. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year Ended March 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Net Revenues
Testing services	24,628	29.0%	78,198	45.4%	137,046	20,057	63.0%
Test-based educational services	42,804	50.4%	48,595	28.2%	42,546	6,227	19.6%
Test preparation and training solutions	10,076	11.9%	36,908	21.5%	25,071	3,669	11.5%
Other	7,373	8.7%	8,387	4.9%	12,882	1,885	5.9%

Total net revenues	84,881	100.0%	172,088	100.0%	217,545	31,838	100.0%

     Testing Services
     We derive testing services revenues from licensing fees charged to test sponsors for our test delivery services and from simulation testing technology licensing.

     Test delivery services. We generate test delivery services revenues through licensing fees charged for providing computer-based testing services to test sponsors such as governmental agencies, IT vendors and other sponsors of licensure and certification tests. We offer our clients a comprehensive set of services for the compilation, delivery and analysis of computer-based tests using our E-testing platform, as well as logistical services such as test registration and fee collection. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. We generate revenues from our test delivery services through technology licensing fees charged to test sponsors based on the total number of test takers taking a requested test. Our clients typically pay us within two to six months of delivery of the test. We recognize revenue for test delivery services upon completion of the relevant test.
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
     Significant Factors Affecting Testing Services
     The most significant factor directly affecting our revenues from licensing fees charged for our testing services are the number of test takers. The number of test takers for a test is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. We expect the acceptance of our HR Select service by the private sector and growth of the TOEIC exam in China to impact our testing services revenues in the fiscal year ending March 31, 2010 and beyond. We believe test sponsors choose our services because (i) for all test sponsors, our testing services provide a proven and technologically advanced computer-based and performance-based testing format that is stable, cost-effective, secure, accurate and better able to assess the real-world, practical skills of test takers, (ii) for government test sponsors, our testing services allow governmental agencies to outsource the burden and difficulty of administering large-scale tests to a third-party service provider better equipped to handle the testing process, (iii) for IT vendors, our testing services help perpetuate the market prevalence of their products and technologies and help identify technical talent from across China, and (iv) for private enterprises, our HR Select service offers a comprehensive set of test titles and availability of test centers to cost effectively determine if a candidate is a suitable employee. Our revenues from licensing fees charged for our testing services are also affected by the price we can charge per test, which generally remains fairly stable once we are engaged by a test sponsor to help deliver a particular test.
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
     We generate revenues from our degree major course programs through licensing fees charged to educational institutions. Our licensing fees are charged per student per year and are agreed upon prior to delivery of any course or test materials. Our fee is payable shortly after confirmation by the educational institution of the number of students enrolled in each degree major course program near the beginning of each school year. For first-year courses, confirmation of the number of students enrolled in each degree major course program usually occurs one to two months into the school year because a small percentage of first-year students change their degree major in the first few months after commencement of the school year. Therefore, billing and payment collection for our first-year courses often does not occur until later in the school year. The fees are not refundable if the student fails to complete one or more of the courses or the entire degree major course program or fails any of the tests.
     Revenues from our degree major course programs may fluctuate because revenues from the final year of the degree major course program are recognized over a ten-month period (generally September through June) while revenues from the first through the next-to-last years of the program are recognized over a 12-month period (generally September through August). We also expect some seasonality in our billing and accounts receivable related to degree major course programs. Our contractual right to collect from our clients typically falls around the months of October to November when the number of enrolled students is confirmed. A large portion of our clients settle payment with us two to five months after that time, around the months of December to March. Depending on the mix of clients that pay us in December or January each year, we may experience fluctuations in our accounts receivable balance and cash booked. As a result, our accounts receivable have historically been highest at the end of the quarter ending December 31 of each fiscal year.

     Single course programs. Our single course programs typically center on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered.
     We generate revenues from our single course programs through licensing fees charged to educational institutions. We charge licensing fees for our single course programs based on a pre-agreed fee per student taking each course. A portion of the per-student fee, generally 30% to 100% of the total, is due prior to delivery of the course materials at the beginning of the course period based on the number of students who enroll in the course. The remainder of the per-student fee is due prior to delivery of the final test and is based on the number of students taking the final test. We charge schools based on our perceived market value of the certification to be awarded to the student at the completion of the course.
     Our contracts for single course programs entered into prior to January 2006 were silent as to the term or period that we are required to provide services. Beginning in January 2006, we have revised the standard terms of our single course program contracts to stipulate that we have no obligations to provide future services after a definitive term even if the course has not been completed. Upon commencement of a single course program that does not have a definitive term, we estimate, based on our historical experience, the percentage of contracts that will be completed within 12 months, and recognize revenue for such contracts on a straight-line basis over a period of five months, which is the expected service period based on historical averages. For the percentage of contracts that are not expected to be completed within 12 months, we do not recognize revenue until the course is completed or we otherwise obtain confirmation from the educational institution that we no longer have any future obligations. For all single course programs that have a definitive term of service period, we recognize revenue on a straight-line basis over the service period or the contractual period, whichever is shorter.
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
     We currently run two models for our pre-occupational training programs: the co-operated model and the self-operated model. Under the co-operated model, we provide pre-occupational training personnel and programs, while the educational institutions provide the facilities, equipment and operational staff and are responsible for student in-take. We charge either on a consumption basis by referencing the number of enrolled students or by course hours consumed over the typical training period of two to three months or on a license basis by referencing the number of licenses purchased per year, which is determined by the number of courses that comprise the training program and working units in the training center. Alternatively, we also receive instructor deployment revenue based on the length of the program if a client requires us to deploy training instructors. Under the self-operated model, the training center is invested and operated by us. Participating schools send students to our training facilities and we collect fees based on the number of class units taken over the typical training period of two to three months.
     We recognize revenue from licensing our pre-occupational training programs over the service delivery period on a straight-line basis, either over the typical training period of two to three months, or if the license fee charged is on a per-year basis, over the 12-month period from the commencement date. We typically collect cash either in full prior to delivery of the service, or 50% at the time when the service is first delivered and 50% just prior to completion of the service. Instructor deployment revenue is collected prior to instructor deployment, and is recognized on straight-line basis over the service delivery period.

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
     A number of factors affect our degree major, single course and pre-occupational training student-months, as follows:
•	Our ability to add schools that offer our course programs;

•	Our ability to add new course programs to existing educational institution clients; and

•	Our ability to secure rights from IT vendors for curriculum and test content.
     Test Preparation and Training Solutions
     We derive test preparation and training solutions revenues from the sale of training software products and online test preparation and training services. We historically also generated some revenues from sales of software to schools to conduct computer-based exercises and tests.
     Online test preparation and training services. ATA Online provides online test preparation and training for professional licensure and certification tests delivered through our testing platform for the Securities Association of China, the China Futures Association and the China Banking Association. Revenues from online test preparation and training services are generated by selling online membership to end users directly or through distributors on a consignment basis. The online membership entitles the end users the access to online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation of the membership account. Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the membership account is activated. If the membership accounts sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. For the membership accounts granted with fixed online hours, we compare the revenue recognized to the actual completion status by account, and make any revenue adjustments to reflect the actual completion status.
     Training software products. We offer our training software products through independent sales agents. In the fiscal year ended March 31, 2008, substantially all of our training software products revenue derived from the sales of NTET Tutorial Platform software, which comprises a comprehensive set of training materials for preparing teachers for certification under the NTET test. We began offering our NTET Tutorial Platform in November 2006. We sell all title and distribution rights to the distributor upon delivery. We do not provide upgrades or any additional post-contract services, which are the responsibility of the sales agents who sell or otherwise dispose of our NTET Tutorial Platform. We recognize this revenue upon delivery of the software and once collectability is reasonably assured. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore, we generally expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31. We suspended offering our NTET Tutorial Platform in October 2008 as a result of a delay in the timing of the teachers certification testing requirement deadline.
     Significant Factors Affecting Test Preparation and Training Solutions
     A number of factors affect our revenues from test preparation and training solutions. One of the most important of these is our ability to grow the number of test titles we deliver through our test delivery platform. Because we only offer test preparation and training solutions for tests that are delivered through our test delivery platform, the number of test titles we deliver through our test delivery platform directly impacts the potential number of tests for which we can offer test preparation and training solutions. However, the demand for test preparation and training solutions is not the same for all tests. Demand for test preparation and training solutions for a particular test depends on the relative level of importance or difficulty of the test, with greater demand for test preparation and training solutions for more important and more difficult tests. Therefore, our ability to secure test delivery services contracts for more important and more difficult tests may affect our test preparation and training solutions business. Our ability to grow our test preparation and training solutions business is also affected by the willingness of our test sponsor clients to permit us to provide test preparation and training solutions for their tests. Some test sponsor clients may not permit us to provide test preparation and training solutions in relation to tests for which we provide test delivery and other services due to a perceived conflict of interest. In addition, because we generally do not develop the learning content used in our test preparation and training solutions, our ability to license test preparation learning content and materials from the relevant test sponsor or third party content provider is critical to the expansion of the number of tests for which we offer test preparation and training solutions. Sales of some of our test preparation products also depend on government budgets available for procuring these products. For example, sales of our NTET preparation software depend to a significant degree on government budgets for procuring software for schools to have their teachers prepare for the national teachers’ qualification exam, which in turn depends on the deadline for obtaining such qualification. Due to a delay in this deadline, related budgets have been reduced since calendar year 2008. Governmental budgets may vary year to year for a number of reasons, which can affect sales of these products.
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
     Other Revenue
     We derive other revenues from licensing fees paid to us by operators of our ATA authorized test centers, issuance of certificates delivered to passing candidates, and other fees and services.
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
     We receive license fees from our test center operators in the form of either a single initial license fee or a combination of initial license fee and annual continuing license fees. Under either fee arrangement, our licensees can extend their licensing agreement with us indefinitely. We recognize revenue from initial license fees on a straight-line basis over the expected licensing period, which currently is ten years. We recognize revenue from annual license fees once collectability is reasonably assured, which has generally been once we receive cash payment, over the remaining months of the year to which the annual license fees relate.
     Certificates. Many of our testing services clients, including well-known test sponsors, charge passing candidates a separate fee to receive a certificate for a test passed. We deliver these certificates to these candidates upon request. We charge a per-certificate price for the certificates and recognize revenues from certificate issuances upon delivery of the certificate.
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
Cost of Revenues
     Our cost of revenues consists primarily of test delivery monitoring costs, royalty fees, payroll compensation, and the cost of inventory sold, all of which are directly attributable to the provision of our testing services, test-based educational services, test preparation and training solutions and our other products and services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year Ended March 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
		(in thousands, except for percentages)
Net Revenue	84,881	100.0%	172,088	100.0%	217,545	31,838	100.0%
Cost of revenues	41,102	48.4%	66,947	38.9%	92,608	13,553	42.6%
Gross Profit	43,779	51.6%	105,141	61.1%	124,937	18,285	57.4%

     Test Delivery Monitoring Costs
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
     Royalty Fees
     Royalty fees consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests. We pay substantially all of these royalty fees under an enrollment model, whereby royalty fees are determined based on the number of students who enroll in the course. Under limited circumstances, an IT vendor may also charge an annual royalty cost regardless of the number of students enrolled in, or that take the final test for, the course.
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
     Factors Affecting Gross Margin
     Our gross margin is primarily affected by changes in gross margins from our testing services, which in turn are significantly affected by our revenue per test and test related costs, including the fees we pay for test monitoring to test centers. Our gross margin is also affected by the size of, and increases or decreases in, royalty payments to IT vendors and other content providers for our course programs. Degree major and single course program licensing fees are subject to mutual negotiation between us and the content providers.

     Our gross margin is also affected by the mix of our service offerings. For example, the introduction of test preparation and training solutions such as our NTET Tutorial Platform and ATA Online’s online test preparation services in November 2006, which both involve relatively low direct costs of service, contributed to our higher gross margin in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, NTET sales decreased significantly due to cuts in relevant government budgets, which negatively affected our gross margin in that fiscal year.
Operating Expenses
     Our operating expenses consist of general and administrative expenses, sales and marketing expenses and research and development expenses.
     General and Administrative Expenses
     Our general and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, professional fees, office expenses, rental costs, provisions for uncollectible accounts receivable, travel expenses, and share-based compensation expenses.
     Sales and Marketing Expenses
     Our sales and marketing expenses consist primarily of share-based compensation expenses, sales agency fees, cost of hosting conferences, advertising expenses, travel and entertainment expenses, salaries and benefits for our sales and marketing personnel, and other sales and marketing expenses.
     Research and Development Expenses
     Our research and development expenses consist primarily of costs of equipment used in our research and development activities, salaries and benefits for our research and development personnel, cost of outsourcing services and other costs relating to the design, development, testing and enhancement of our products and services.
Taxation
     Cayman Islands & British Virgin Islands
     Under the current laws of the Cayman Islands and the British Virgin Islands, the Company, ATA BVI and JDX BVI are not subject to tax on income or capital gains. In addition, upon any payments of dividends by the Company, ATA BVI or JDX BVI, no Cayman Islands or British Virgin Islands withholding tax is imposed.
     China
     Our subsidiaries and our variable interest entity operating in the PRC are subject to PRC taxes as described below:
     Enterprise Income Tax. Prior to January 1, 2008, the effective date of the New EIT Law, both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws. Prior to January 1, 2008, our subsidiaries incorporated in China, ATA Testing and ATA Learning, were governed by the PRC Enterprise Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises. Our consolidated VIE ATA Online was subject to the PRC Enterprise Income Tax Provisional Regulations. However, qualified high-and-new technology enterprises incorporated and operated in high-and-new technology development zones designated by the State Council might enjoy a reduced enterprise income tax rate of 15%. As a high-and-new technology enterprise incorporated in the Beijing High-Tech Development Experimental Zone, which was a designated high-and-new technology development zone, each of ATA Testing, ATA Learning and ATA Online was entitled to a preferential-enterprise income tax rate of 15%. In addition, under the old high-and-new technology regime, ATA Learning was entitled to income tax exemption during the three years from 2003 through 2005, and a 50% reduction of income tax during the subsequent three years from calendar years 2006 through 2008, and ATA Online was entitled to an enterprise income tax exemption for calendar years 2007, 2008 and 2009, and a 50% reduction of income tax rate during the subsequent three years from calendar years 2010 through 2012.

     Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.  However, under the New EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term. Under the New EIT Law, qualified “advanced-and-new technology enterprises eligible for key support from the State” (“ANTE”) are entitled to a preferential tax rate of 15%. In January 2009, ATA Testing successfully obtained its ANTE certificate under the New EIT Law and new high-tech regime and is therefore recognized as an ANTE and qualified for a preferential tax rate of 15%. As a result, ATA Testing will continue to enjoy a preferential enterprise income tax rate of 15%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.”
     During calendar year 2008, ATA Learning and ATA Online did not apply for the ANTE status under the New EIT Law and new high-tech regime; in addition, they did not file any record to the competent tax authorities based on the Notice of Beijing State Administration of Taxation on Further Enhancing the Administration of Enterprise Income Tax Reduction/Remission (Jingguoshuifa [2009] No.47) (“Circular47”). Based on further communications with the tax authorities, ATA Learning and ATA Online are not allowed by the PRC tax authorities to enjoy the transitional preferential tax treatment under the New EIT Law before they are re-qualified as ANTE and therefore are subject to a 25% enterprise income tax rate starting from calendar year 2008.
     Beijing JDX was established on November 5, 2002 as a domestic enterprise. It obtained Hai Guo Shui Jian Mian (2003) No. 03779 approval for a “3 plus 3” tax holiday (three-year full income tax exemption from 2003 to 2005 and a further 50% reduction of the Income Tax from 2006 to 2008). BJ JDX obtained a “high-and-new technology enterprise” status on December 6, 2006 and was granted a preferential EIT rate of 15%. However, BJ JDX did not qualify as an ANTE during calendar year 2008 under the New EIT Law and it is not allowed by the PRC tax authorities to enjoy the transitional preferential tax treatment under the New EIT Law before they are re-qualified as ANTE and therefore the applicable EIT rate for BJ JDX for calendar year 2008 and subsequent calendar years is 25%.
     In addition, under the New EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises. We have preliminarily determined that our overseas entities are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”
     In addition, the New EIT Law and the Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. To the extent we are not considered as a PRC resident enterprise, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.” The 10% withholding tax rate can be further reduced based on the tax arrangement/tax treaty between China and the other respective jurisdiction. The undistributed earnings generated before January 1, 2008 shall be exempted from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of

March 31, 2009, we have not provided for income taxes on accumulated earnings of RMB19.8 million ($2.9 million) generated by its PRC consolidated entities since January 1, 2008 as we planned to indefinitely reinvest these earnings in the PRC. As of March 31, 2009, the unrecognized deferred income tax liability related to these earnings was RMB2.0 million ($0.3 million).
     Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. As a result of accumulated tax losses by our PRC subsidiaries and our affiliated PRC entity, as of March 31, 2009, we had RMB7.0 million ($1.0 million) in tax gross loss carryforwards that could be used to offset taxable income in future tax years.
     Value-Added Tax Refunds. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, ATA Testing and Beijing JDX are entitled to a refund of value-added tax paid at a rate of 14% of the sale value of some of our software products. ATA Testing ATA Learning and Beijing JDX are also subject to value added tax at a rate ranging from 3% to 17%.
     Business Tax. ATA Testing, ATA Learning, ATA Online, ATA Wuxi and Beijing JDX are subject to business tax at a rate of 5%. We pay business tax on gross revenues generated from service and license fees in China at a rate of 5%. This business tax is included as a reduction of revenue in our consolidated statements of operations.
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
     An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:
•	our critical accounting policies discussed below;

•	the related judgments made by us and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under Item 3.D. “Key Information – Risk Factors.”
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
     Recognition of NTET Tutorial Platform Software sales. In the fiscal year ended March 31, 2007, revenue for NTET Tutorial Platform Software was recognized on a cash basis since our ability to collect such revenue was not reasonably assured. Based on our experience accumulated in the fiscal years ended March 31, 2008 and 2009, we believe that we are reasonably assured of collecting the revenue for NTET Tutorial Platform Software. Our NTET Tutorial Platform Software revenue is recognized upon delivery and when we are reasonably assured of collecting such revenue.
     Bad Debt Allownce
     We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.
     The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2007, 2008 and 2009 is as follows:

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	1,940,422	2,440,151	623,993	91,322
Additions charged to bad debt expense	499,729	1,655,412	6,531,940	955,954
Write-off of accounts receivable	—	(3,471,570)	(3,956,973)	(579,106)
Ending allowance for doubtful accounts	2,440,151	623,993	3,198,960	468,170
     The increase in our estimate of doubtful accounts pertains primarily to our test-based education services as some schools have declined to pay for previously provided services after their relationship with us terminated, and also a provision of RMB3.3 million pertaining to an advance payment to a third party pursuant to a 2005 business cooperation arrangement that has been terminated.
     Intangible assets
     Intangible assets acquired are initially recognized and measured at fair value and are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. We have no intangible assets with indefinite useful lives. As of March 31, 2009, our intangible assets consisted of Beijing JDX and JDX BVI related testing service technology and customer relationships .. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. The fair values of our identifiable intangible assets were determined by management with the assistance of independent appraisers.
     In estimating the fair value of the acquired testing related technology, the cost approach was utilized. Incorporated in the cost approach is the economic principle of substitution that states: an informed purchaser would pay no more for a property than the cost of purchasing or producing a substitute property with the same utility as the appraised property. We estimated the number of man-hours required to recreate the technology, which was multiplied by estimated hourly cost, to determine the replacement cost new for the acquired technology. The estimated man-hour to recreate was based on a review of the man-hours incurred when the respective technology was originally created and our estimation of the effort required to recreate the software today. The development cost per hour figure represents the average hourly rate that would be paid to develop each software system today. After calculating replacement cost new, a depreciation factor of 50% was applied to the technological replacement cost new to arrive at the fair value. The depreciation factor was based on the estimate of the frequency of significant changes to the technology, which was also used to estimate the remaining useful life of the technology.
     The fair value of the customer relationships was estimated based on the excess cash flow method, a form of the income approach. The principle behind the excess cash flow method, through the use of a discounted cash flow, is that the value of an intangible asset is equal to the present value of the cash flow attributable only to that intangible asset. The excess cash flow method provides an estimate of the fair value of an intangible asset by deducting operating expenses and economic charges (contributory asset charges) from the revenue expected to be generated by the underlying asset. The projected cash flows are then discounted to their present value equivalent. The value of the tax amortization benefit is added to the sum of the present value of cash flows to arrive at the fair value of the subject intangible assets. We analyzed revenue by customer between 2003 through 2008 for historical patterns of attrition, the nature of customer relationships and typical customer life cycle to estimate the annual churn rate, or customer turnover rate, as 15%, which was then used to determine the cash flow period and remaining useful life of the customer relationships. The Capital Asset Pricing Model was adopted to determine the weighted average cost of capital.

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
     In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. We consider the scheduled reversal of deferred tax liability, projected future taxable income and tax planning strategies in making this assessment.
     As of March 31, 2009, deferred tax asset recognized for tax loss carryforwards of Beijing JDX amounted to RMB1.4 million ($0.2 million). These tax loss carryforwards would gradually expire in the years from 2012 to 2014. Since it is considered more likely than not that the deferred tax assets recognized from tax loss carry forwards of Beijing JDX may not be realized, a valuation allowance has been provided to reduce the amount of deferred tax assets after considering the scheduled reversal of deferred income tax liabilities..
     We concluded that ATA Online’s deferred income tax assets as of March 31, 2009 were RMB0.66 million ($0.1 million). Based on projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, we believe it is more likely than not that we will realize the tax benefits. The amount of the deferred income tax assets considered realizable as of March 31, 2009 could be reduced in the near term if estimates of future taxable income are reduced.
     As of April 1, 2007 and for each of the twelve months ended March 31, 2008 and March 31, 2009, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months. No interest or penalties related to unrecognized tax benefits have been accrued as of April 1, 2007 and as of March 31, 2008 and 2009.
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the income tax returns of our PRC consolidated entities are subject to examination by the relevant tax authorities for the calendar tax years beginning in 2004.
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
     We determined the estimated fair value of our employees’ share options granted in April 2005, December 2005, May 2006, December 2006, October 2007, January 2008 based on retrospective valuations conducted by Jones Lang LaSalle Sallmanns Limited, an independent third-party valuation firm. In determining the per share value of our common shares for purposes of determining the fair value of the options, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. The fair value of our common shares was determined in a two-step process. In the first step, the equity value of our company was determined based on a valuation performed by Jones Lang LaSalle Sallmanns Limited. Jones Lang LaSalle Sallmanns Limited considered both the market approach and income approach to arrive at the fair value of our equity value. Jones Lang LaSalle Sallmanns Limited considered the market approach in the form of guideline company method and in the context of an equity transaction with unrelated third parties in exchange for cash consideration. Due to lack of general consistency in the guideline companies’ valuation ratios, Jones Lang LaSalle Sallmanns Limited did not apply any weight to the guideline company to arrive at the fair value of our equity. In accordance with the Practice Aid, because we had an equity transaction in March 2005 with an unrelated party in consideration for cash, we believed this equity transaction established a reference to determine a fair value of our equity value for option grants proximate to this transaction. Therefore, for the valuation of options granted in April 2005, December 2005 and May 2006, which were in the 12-month proximity with the March 2005 transaction, income approach (discounted cash flow method) was used with the discount rate referencing the recent equity transaction to arrive at the value of our equity value for these respective grants. For option grants after May 2006, without available reference of an equity transaction, income approach served as the method to determine our equity value. For the October 2007 grant, the fair value of the 391,800 stock options granted was determined by using the binomial option-pricing model with an estimated fair market value of underlying shares of $5.90 (the mid-point of our estimated range of the initial public offering price in February 2008 after a discount of 9.16% to account for inherent business risk and lack of marketability). The estimated fair value of options granted on January 28, 2008 was determined by using the binomial option-pricing model with an estimated fair market value of underlying shares as the IPO price. For the July 2008 and February 2009 grants, the fair value was determined by using the binomial option-pricing model with the fair market value at the date of grant.
     For the income approach, Jones Lang LaSalle Sallmanns Limited utilized a discounted cash flow method based on our projected cash flows from 2006 through 2011, including the following factors:
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
     Jones Lang LaSalle Sallmanns Limited used a weighted average cost of capital, or WACC, of 11.68% as the discount rate to determine the enterprise value in May 2006, which was near a 12-month proximity to an equity transaction with unrelated third parties in exchange for cash consideration. The near-term equity transaction established a fair value basis for us and an implied discount rate of 11.68% in the transaction was resolved to reflect expectations of free cash flows at that point of time. We believe that such discount rate represented the fair value risk perception of the unrelated investors. Our operations had not undergone major changes from the near-term equity transaction to May 2006 and therefore the same discount rate was applied in the May 2006 valuation. Jones Lang LaSalle Sallmanns Limited used a discount rate of 16% to determine the enterprise value of our company in December 2006. There were no equity transactions objectively establishing our discount rate near a 12-month proximity of this issuance and the discount rate was derived using the WACC formula.
     In the second step, since our capital structure comprised a warrant, preferred shares and common shares at the grant date, Jones Lang LaSalle Sallmanns Limited allocated our equity value between each class of equity securities using the option pricing method. The option pricing method treats the warrant, common shares and preferred shares as call options on our company’s equity value, with exercise prices based on the warrant’s exercise price and liquidation preference of the preferred shares. We determined the fair value of the options on the date of grant by using the binomial option pricing method under the following assumptions.

	Year Ended March 31,
	2007		2008		2009
Expected weighted average volatility	56%		52%		73%
Expected weighted average dividends	—		—		—
Suboptimal exercise factor	2.0	x	2.0	x	2.0	x
Weighted average risk-free interest rate (per annum)	4.83%		3.80%		3.53%
Estimated weighted average fair value at grant date of underlying common shares (per share)	$1.36		$4.98		$4.79
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
     We had 3,235,468 employee share options outstanding, including 2,591,627 immediately exercisable employee share options, as of March 31, 2009. The following table sets out information regarding our outstanding employee share options as of March 31, 2009:

Options outstanding as of March 31, 2009			Options exercisable as of March 31, 2009
Number	Exercise Price	Remaining	Number	Exercise Price	Remaining
of Shares	per Share	Contractual Life	of Shares	per Share	Contractual Life
	USD			USD
1,312,600	2.263	6.0 years	1,303,188	2.263	6.0 years
773,000	3.600	6.7 years	628,063	3.600	6.7 years
330,400	3.600	7.2 years	240,917	3.600	7.2 years
250,000	3.600	7.7 years	151,042	3.600	7.7 years
382,800	3.600	8.5 years	239,250	3.600	8.5 years
100,000	4.750	8.8 years	29,167	4.750	8.8 years
50,000	6.315	9.3 years	—	6.315	9.3 years
23,333	2.685	9.9 years	—	2.685	9.9 years
13,335	2.685	9.9 years	—	2.685	9.9 years

3,235,468	3.125	6.9 years	2,591,627	2.941	6.6 years

     For our share options issued in 2007, 2008 and 2009, we used an expected volatility that ranged from 51% to 83% and estimated fair values for our common shares that ranged from $1.14 to $6.33 per share. The weighted-average grant-date fair value of options granted during the years ended March 31, 2007, 2008 and 2009 was $0.538 (RMB3.676), $3.165 (RMB21.626) and $2.748 (RMB18.777) per share, respectively. We recorded non-cash share-based compensation expenses of RMB2.5 million, RMB7.3 million and RMB5.2 million ($0.8 million) in the fiscal years ended March 31, 2007, 2008 and 2009, respectively. As of March 31, 2009, there were

RMB2.8 million of total unrecognized compensation costs related to non-vested share options. These costs are expected to be recognized over the next four years.
     Changes in our estimates and assumptions regarding the expected volatility of our common shares could significantly impact the estimated fair values of our share options determined under the binomial valuation model and, as a result, our net earnings and the net earnings applicable to our common shareholders.
     On February 12, 2009, 274,000 restricted shares (which are referred to in the Consolidated Financial Statements and accompanying Notes as “nonvested shares” per SFAS 123R) were granted to employees and officers under the 2008 Plan. Share-based compensation expense with respect to the restricted shares was measured based on the fair value of the Company’s common shares at the date of grant of USD1.995 (RMB13.63).
     We had 269,000 restricted shares outstanding, name of which were vested, as of March 31, 2009.
     We recorded non-cash share-based compensation expenses of RMB Nil, RMB Nil and RMB0.4 million ($52,671) for the restricted shares in the fiscal years ended March 31, 2007, 2008 and 2009, respectively. As of March 31, 2009, there was RMB3.3 million ($0.5 million) of total unrecognized compensation expense related to restricted shares, which is expected to be recognized over the next 4 years.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year Ended March 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages and per share data)
Net revenues:
Testing services	24,628	29.0%	78,198	45.4%	137,046	20,057	63.0%
Test-based educational services	42,804	50.4%	48,595	28.2%	42,546	6,227	19.6%
Test preparation and training solutions	10,076	11.9%	36,908	21.5%	25,071	3,669	11.5%
Other	7,373	8.7%	8,387	4.9%	12,882	1,885	5.9%

Total net revenues	84,881	100.0%	172,088	100.0%	217,545	31,838	100.0%
Cost of revenues	41,102	48.4%	66,947	38.9%	92,608	13,553	42.6%

Gross profit	43,779	51.6%	105,141	61.1%	124,937	18,285	57.4%

	For the fiscal year Ended March 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
Research and development	9,322	11.0%	12,882	7.5%	16,241	2,377	7.5%
Sales and marketing	22,029	26.0%	28,805	16.7%	24,922	3,647	11.5%
General and administrative	32,024	37.7%	40,026	23.3%	57,386	8,399	26.3%

Total operating expenses	63,375	74.7%	81,713	47.5%	98,549	14,423	45.3%

	For the fiscal year Ended March 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
(Loss) income from operations	(19,596)	(23.1%)	23,428	13.6%	26,388	3,862	12.1%
Equity in net losses of affiliates	(187)	(0.2%)	—	—	—	—	—
Gain from sale of an affiliate	—	—	2,837	1.6%	—	—	—
Gain from liquidation of an affiliate	1,509	1.8%	988	0.6%	—	—	—
Interest income	600	0.7%	474	0.3%	395	58	0.2%
Interest expense	—	—	—	—	—	—	—
Subsidy income					2,000	292	0.9%
Foreign currency exchange losses, net	(909)	(1.1%)	(236)	(0.1%)	665	97	0.3%

(Losses) earnings before income tax	(18,583)	(21.9%)	27,491	16.0%	29,448	4,309	13.5%

Income tax benefit (expense)	1,793	2.1%	(7,321)	(4.3%)	(6,638)	(971)	(3.0%)

Net (loss) income	(16,790)	(19.8%)	20,170	11.7%	22,810	3,338	10.5%

Net (loss) income (applicable) available to common shareholders	(16,790)		20,170		22,810	3,338

	For the fiscal year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Basic (Loss) earnings per common share	(0.82)	0.79	0.50	0.07
Diluted (Loss) earnings per common share	(0.82)	0.53	0.49	0.07
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     Net Revenues
     Our total net revenues increased by RMB45.4 million, or 26.4%, to RMB217.5 million ($31.8 million) in the fiscal year ended March 31, 2009 from RMB172.1 million in the fiscal year ended March 31, 2008, primarily as a result of increases in revenues from our testing services.
     Testing services. Testing services revenues increased by RMB58.8 million, or 75.2% to RMB137.0 million ($20.1 million) in the fiscal year ended March 31, 2009 from RMB78.2 million in the fiscal year ended March 31, 2008. This increase was primarily driven by test delivery revenues, which increased by RMB58.6 million, or 76.2%, to RMB135.5 million ($19.9 million) in the fiscal year ended March 31, 2009 from RMB76.9 million in the fiscal year ended March 31, 2008. The total number of tests delivered, which affects our testing services revenues, increased to 5,063,379 in the fiscal year ended March 31, 2009 from 3,632,285 in the fiscal year ended March 31, 2008. Our average revenue per test delivered also increased to RMB27.1 ($3.9) in the fiscal year ended March 31, 2009 from RMB21.5 in the fiscal year ended March 31, 2008. This increase in both the average revenue per test and the number of tests delivered was due, in part, to a significant increase in the number of finance industry-related tests delivered, which tests also have a relatively high revenue per test. Although the global financial crisis affected the overall Chinese economy in the second half of calendar year 2008 through the first half of calendar year 2009, we did not experience declines in our testing services attributable to the crisis. Our net revenues from testing services provided to the China Banking Association, the Securities Association of China and the China Futures Association grew to an aggregate of RMB108.9 million ($16.0 million) in the fiscal year ended March 31, 2009 from RMB55.9 million in the fiscal year ended March 31, 2008. The number of tests delivered for these three clients increased to 2.4 million in the fiscal year ended March 31, 2009 from 1.1 million in the fiscal year ended March 31, 2008. We expect growth from testing services revenues to continue to increase, driven significantly by increases in the volume of finance industry-related tests and the introduction of new test titles for the finance industry and other clients.
     Test-based educational services. Revenues from test-based educational services decreased by RMB6.1 million, or 12.6%, to RMB42.5 million ($6.2 million) in the fiscal year ended March 31, 2009 from RMB48.6 million in the fiscal year ended March 31, 2008. Degree major course program revenues decreased RMB5.0 million, or 13.7%, to RMB31.5 million ($4.6 million) in the fiscal year ended March 31, 2009 from RMB36.5 million in the fiscal year ended March 31, 2008. We experienced a decrease of 20.0% in the number of student-months for degree major course programs to 0.4 million in the fiscal year ended March 31, 2009 from 0.5 million in the fiscal year ended March 31, 2008, while the effective average price of our Degree programs increased by 11.3% to RMB89 ($13.0) in the fiscal year ended March 31, 2009 from RMB80 in the fiscal year ended March 31, 2008. The decrease in the degree major student-months was due primarily to a decreasing number of new enrolling students and an increasing number of students graduating from our existing degree major course programs not being fully offset by new student intake into the programs. Single course program revenues decreased to RMB4.6 million ($0.7 million) in the fiscal year ended March 31, 2009 from RMB9.4 million in the fiscal year ended March 31, 2008. The number of single course student-months decreased 47.0% to 98,656 in the fiscal year ended March 31, 2009 from 185,984 in the fiscal year ended March 31, 2008, while the average price per student-month of our single course programs increased by 71.4% to RMB72 from RMB42 during the same period. Pre-occupational training program revenues increased by RMB0.9 million, or 33.3%, to RMB3.6 million ($0.5 million) in the fiscal year ended March 31, 2009 from RMB2.7 million in the fiscal year ended March 31, 2008 as a result of an increase in the number of students participating in these programs. We expect revenues from our test-based education services to continue to decline. Since December 2008, we have redirected most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC where we believe there is greater market opportunity.
     Test preparation and training solutions. Our revenues from test preparation and training solutions decreased to RMB25.1 million ($3.7 million) in the fiscal year ended March 31, 2009 from RMB36.9 million in the fiscal year ended March 31, 2008, primarily as a result of decreases in the sales of our NTET Tutorial Platform. Sales of our NTET Tutorial Platform decreased by RMB15.7 million, or 49.4%, to RMB16.1 million ($2.4 million) in the fiscal year ended March 31, 2009 from RMB31.8 million in the fiscal year ended March 31, 2008 due to lower approved budgets by relevant governmental agencies for procuring this software as the deadline for the national NTET test has been deferred. As of March 31, 2009, we had accounts receivable aged over one year of RMB8,621,730 from sales of NTET Tutorial Platform software, which we expect to collect during fiscal year 2010. Revenues from our online test preparation services for finance industry-related tests increased by RMB3.9 million, or 76.5%, to RMB9.0 million ($1.3 million) in the fiscal year ended March 31, 2009 from RMB5.1 million in the fiscal year ended March 31, 2008. We expect our online test preparation services revenues to increase as increasing numbers of banking and securities industry professionals and test takers use our online services to prepare for their licensure tests or to satisfy their continuous professional training requirements as required by industry rules.
     Other revenues. Other revenues increased by RMB4.5 million, or 53.6%, to RMB12.9 million ($1.9 million) in the fiscal year ended March 31, 2009 from RMB8.4 million in the fiscal year ended March 31, 2008, primarily due to an increase in revenues from ancillary test services.
     Gross Profit
     Our gross profit increased by RMB19.8 million to RMB124.9 million ($18.3 million) in the fiscal year ended March 31, 2009 from RMB105.1 million in the fiscal year ended March 31, 2008. Our gross margin decreased to 57.4% in the fiscal year ended March 31, 2009 from 61.1% in the fiscal year ended March 31, 2008. The decrease in our gross margin was primarily due to the decrease in revenues from higher gross margin NTET sales.
     Operating Expenses
     Our operating expenses increased by RMB16.8 million, or 20.6%, to RMB98.5 million ($14.4 million) in the fiscal year ended March 31, 2009 from RMB81.7 million in the fiscal year ended March 31, 2008.

     General and administrative expenses. Our general and administrative expenses increased by RMB17.4 million, or 43.5%, to RMB57.4 million ($8.4 million) in the fiscal year ended March 31, 2009 from RMB40.0 million in the fiscal year ended March 31, 2008. Bad debt expenses increased by RMB8.1 million, or 493.8%, to 9.8 million ($1.4 million) in the fiscal year ended March 31, 2009, from RMB1.7 million in the fiscal year ended March 31, 2008, primarily relating to our test-based education services as some schools have declined to pay for previously provided services after their relationship with us terminated, and a provision of RMB3.3 million pertaining to an advance payment to a third party pursuant to a 2005 business cooperation arrangement that has been terminated. Salaries and compensation expenses increased by RMB4.6 million, or 36.5%, to RMB17.2 million ($2.5 million) in the fiscal year ended March 31, 2009, from RMB12.6 million in the fiscal year ended March 31, 2008, primarily due to the expansion of the management team. Professional services expenses increased by RMB6.1 million, or 53.0%, to RMB17.6 million ($2.6 million) in the fiscal year ended March 31, 2009 from RMB11.5 million in the fiscal year ended March 31, 2008, mainly due to incremental expenses related to maintaining compliance as a public company. Our general and administrative expenses were offset by a rebate of RMB2.9 million ($0.4 million) from Citibank N.A., our depositary, for proceeds related to the administration of ADRs.
     Sales and marketing expenses. Our sales and marketing expenses decreased by RMB3.9 million, or 13.5%, to RMB24.9 million ($3.6 million) in the fiscal year ended March 31, 2009 from RMB28.8 million in the fiscal year ended March 31, 2008. Sales and marketing expenses as a percentage of our total net revenues decreased to 11.5% in the fiscal year ended March 31, 2009 from 16.7% in the fiscal year ended March 31, 2008. This decrease was primarily related to a decrease in our expenses on business development activities for test-based educational services. We expect that our sales and marketing expenses will increase in the near term as we increase our incentive pay to our sales team, increase our sales efforts, hire additional sales personnel and initiate additional marketing programs to grow our HR Select and TOEIC testing services.
     Research and development expenses. Our research and development expenses increased by RMB3.3 million, or 25.6%, to RMB16.2 million ($2.4 million) in the fiscal year ended March 31, 2009 from RMB12.9 million in the fiscal year ended March 31, 2008. This increase was due primarily to increases in costs related to development of our new HR Select, TOEIC and Cambridge ESOL Young Learners English service offerings.
     Interest Income
     Our interest income was RMB0.4 million ($57,824) in the fiscal year ended March 31, 2009 and RMB0.5 million in the fiscal year ended March 31, 2008. Our interest income was slightly lower in the fiscal year ended March 31, 2009 because of changes in relevant interest rates on deposits.
     Subsidy Income
     Our subsidy income of RMB2.0 million ($292,701) in the fiscal year ended March 31, 2009 is a refund from the local government where ATA Testing has its registered address, as it has a practice of rewarding local companies that successfully list shares on overseas stock markets.
     Foreign Currency Exchange Benefit (Losses), Net
     Our net foreign currency exchange results improved and resulted in a net gain of RMB0.7 million ($97,405) in the fiscal year ended March 31, 2009, compared with a net loss of RMB0.2 million in the fiscal year ended March 31, 2008, primarily due to the effects of appreciation of the Renminbi against the U.S. dollar in relation to a U.S. dollar loan made from ATA BVI to ATA Learning.
     Income Tax Expense
     We had income tax expense of RMB6.6 million ($1.0 million) in the fiscal year ended March 31, 2009, compared to RMB7.3 million in the fiscal year ended March 31, 2008. Our effective tax rate decreased from 26.6% in the fiscal year ended March 31, 2008 to 22.5% in the fiscal year ended March 31, 2009, mainly due to an incentive, which was not in effect for the previous fiscal year, of the local tax authority to encourage research and development where research and development expenses are deductible at a higher amount than actual booked expenses, and through which we had an additional deduction for research and development activities in the amount of RMB6.1million ($0.9 million) in the fiscal year ended March 31, 2009.

     Net Income
     As a result of the above factors, we had net income of RMB22.8 million ($3.3 million) in the fiscal year ended March 31, 2009 compared to RMB20.2 million in the fiscal year ended March 31, 2008.
     Our basic earnings per common share were RMB0.79 and RMB0.50 ($0.07) in the fiscal years ended March 31, 2008 and 2009, respectively. Our diluted earnings per common share were RMB0.53 and RMB0.49 ($0.07) in the fiscal years ended March 31, 2008 and 2009, respectively. The Company’s dilutive common equivalent shares in the fiscal years ended March 31, 2008 and 2009 consisted of 2,062,324 and 1,027,986 common shares issuable upon exercise of outstanding share options and restricted shares, respectively (using the treasury stock method), 481,125 and 27,524 common shares issuable upon exercise of warrants, respectively (using the treasury stock method), and 9,775,462 and nil common shares issuable upon the conversion of the convertible preferred shares, respectively (using the as-converted method).
Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007
     Net Revenues
     Our total net revenues increased by RMB87.2 million, or 102.7%, to RMB172.1 million in the fiscal year ended March 31, 2008 from RMB84.9 million in the fiscal year ended March 31, 2007, primarily as a result of increases in revenues from our testing services and significant sales of our test preparation and training solutions.
     Testing services. Testing services revenues increased by RMB53.6 million, or 217.5%, to RMB78.2 million in the fiscal year ended March 31, 2008 from RMB24.6 million in the fiscal year ended March 31, 2007. This increase was primarily driven by test delivery revenue, which increased by RMB53.5 million, or 229.2%, to RMB76.9 million in the fiscal year ended March 31, 2008 from RMB23.4 million in the fiscal year ended March 31, 2007. The total number of tests delivered, which affects our testing services revenue, increased to 3,632,285 in the fiscal year ended March 31, 2008 from 3,335,701 in the fiscal year ended March 31, 2007. Our average revenue per test delivered also increased to RMB21.5 in the fiscal year ended March 31, 2008 from RMB7.0 in the fiscal year ended March 31, 2007. This increase in both the average revenue per test and the number of tests delivered was due, in part, to a significant increase in the number of finance industry-related tests delivered, which tests also have a higher than average revenue per test.
     Test-based educational services. Revenues from test-based educational services increased by RMB5.8 million, or 13.5%, to RMB48.6 million in the fiscal year ended March 31, 2008 from RMB42.8 million in the fiscal year ended March 31, 2007. This increase was driven by increases in revenues from single course programs and pre-occupational training programs. Single course program revenue increased RMB3.7 million, or 64.3%, to RMB9.4 million in the fiscal year ended March 31, 2008 from RMB5.7 million in the fiscal year ended March 31, 2007. We experienced an increase of 39.2% in the number of student-months for single course programs to 185,984 in the fiscal year ended March 31, 2008 from 133,562 in the fiscal year ended March 31, 2007, while the effective average price of our single course programs decreased by 1.2% to RMB42 in the fiscal year ended March 31, 2008 from RMB43 in the fiscal year ended March 31, 2007. Pre-occupational training program revenues increased to RMB2.7 million in the fiscal year ended March 31, 2008 from RMB1.1 million in the fiscal year ended March 31, 2007 as a result of an increase in the number of students participating in these programs. Degree major course program revenues increased by RMB0.5 million, or 1.3%, to RMB36.5 million in the fiscal year ended March 31, 2008 from RMB36.0 million in the fiscal year ended March 31, 2007. The number of degree major student-months decreased 1.7% to 457,836 in the fiscal year ended March 31, 2008 from 465,856 in the fiscal year ended March 31, 2007, while the average price per student-month of our degree major course programs increased by 3.1% to RMB80 from RMB77 during the same periods. The decrease in the degree major student-months was due primarily to an increasing number of students graduating from our existing degree major course programs not being fully offset by new student intake into the programs.
     Test preparation and training solutions. Our revenues from test preparation and training solutions increased to RMB36.9 million in the fiscal year ended March 31, 2008 from RMB10.1 million in the fiscal year ended March 31, 2007, primarily as a result of rapid increases in the sales of our NTET Tutorial Platform and our online test preparation services. Sales of our NTET Tutorial Platform contributed RMB31.8 million, or 86.1%, of our test preparation and training solutions revenues in the fiscal year ended March 31, 2008. Revenues from our online test preparation services for finance industry-related tests accounted for majority of the remainder of our test preparation and training solutions revenue in the fiscal year ended March 31, 2008.
     Other. Other revenue increased by RMB1.0 million, or 13.8%, to RMB8.4million in the fiscal year ended March 31, 2008 from RMB7.4 million in the fiscal year ended March 31, 2007, primarily due to an increase in revenues from ancillary test services.
     Gross Profit
     Our gross profit increased by RMB61.4 million to RMB105.1 million in the fiscal year ended March 31, 2008 from RMB43.8 million in the fiscal year ended March 31, 2007. Our gross margin increased to 61.1% in the fiscal year ended March 31, 2008 from 51.6% in the fiscal year ended March 31, 2007. This increase in our gross margin was principally due to the significantly higher gross margins of our NTET Tutorial Platform and ATA Online’s online test preparation and training solutions, both of which were introduced in November 2006 and have a much lower cost structure relative to our testing services and test-based educational services. Offsetting this was an increase in our test monitoring costs, due principally to higher monitoring costs related to the initial national banker licensure tests that we delivered.
     Operating Expenses
     Our operating expenses increased by RMB18.3 million, or 28.9%, to RMB81.7 million in the fiscal year ended March 31, 2008 from RMB63.4 million in the fiscal year ended March 31, 2007, primarily resulting from a substantial increase in our general and administrative expenses. In connection with our grant of share options to certain employees in October 2007 and share options to two independent directors in January 2008, we expect to incur operating expenses of RMB9.7 million ($1.4 million) and RMB1.9 million over the vesting schedule of the options. Twenty-five percent of the October 2007 options granted vest on January 1, 2008, while the remaining 75% vest ratably at the end of each month over the following 30-month period. Twenty-five percent of the January 2008 options granted vested on January 28, 2009, while the remaining 75% vest ratably at the end of each month over the following 36-month period. The share-based compensation expenses were RMB2.5 million and RMB7.3 million in the fiscal year ended March 31, 2007 and 2008, respectively
     Research and development expenses. Our research and development expenses increased by RMB3.6 million, or 38.2%, to RMB12.9 million in the fiscal year ended March 31, 2008 from RMB9.3 million in the fiscal year ended March 31, 2007. This increase was due primarily to increases in outsourcing service fee, salaries and other compensation expenses relating to our research and development professionals. Research and development expenses as a percentage of our total net revenues decreased significantly during this period.
     Sales and marketing expenses. Our sales and marketing expenses increased by RMB6.8 million, or 30.8%, to RMB28.8 million in the fiscal year ended March 31, 2008 from RMB22.0 million in the fiscal year ended March 31, 2007. Sales and marketing expenses as a percentage of our total net revenues decreased to 16.7% in the fiscal year ended March 31, 2008 from 26.0% in the fiscal year ended March 31, 2007. This percentage decrease was primarily related to our increase in revenues from testing services and test preparation and training solutions, as business development activities for testing services and test preparation and training solutions require less sales and marketing outlays compared to business development activities for test-based educational services.
     General and administrative expenses. Our general and administrative expenses increased by RMB8.0 million, or 25.0%, to RMB40.0 million in the fiscal year ended March 31, 2008 from RMB32.0 million in the fiscal year ended March 31, 2007. This increase was primarily due to an increase of RMB2.6 million in share-based compensation and an increase of RMB2.2 million related to an increase in employees’ salaries and bonuses. Although our general and administrative expenses increased significantly over this period, general and administrative expenses as a percentage of our total net revenues decreased to 23.3% in the fiscal year ended March 31, 2008 from 37.7% in the fiscal year ended March 31, 2007.
     Equity in Net Loss of an Affiliate
     We did not have any equity in loss of affiliates in the fiscal year ended March 31, 2008, compared with loss in affiliates of RMB0.2 million in the fiscal year ended March 31, 2007, all of which derived from our 40% equity interest in Wendu Education, which was sold during the fiscal year ended March 31, 2008.

     Gain from Sale of an Affiliate
     We sold 100% of our equity interest in Wendu Education during the fiscal year ended March 31, 2008 and recognized RMB2.8 million in income in relation to the sale.
     Gain from Liquidation of an Affiliate
     We recognized a gain in relation to proceeds received upon completion of the liquidation of ATA Jiangsu of RMB1.0 million and RMB1.5 million in the fiscal years ended March 31, 2008 and 2007, respectively.
     Interest Income
     Our interest income was RMB0.5 million in the fiscal year ended March 31, 2008 and RMB0.6 million in the fiscal year ended March 31, 2007. Our interest income declined slightly in the fiscal year ended March 31, 2008 because of lower deposit interest rates.
     Foreign Currency Exchange Losses, Net
     Our net foreign currency exchange losses decreased to RMB0.2 million in the fiscal year ended March 31, 2008 from RMB0.9 million in the fiscal year ended March 31, 2007 primarily due to the change of ATA Inc. and ATA BVI’s functional currency to U.S. dollars effectively from February 2, 2008 due to the significant changes in ATA Inc.’s and ATA BVI’s economic facts and circumstances. The completion of our initial public offering resulted in our cash flows being denominated in U.S. dollars. Effective from February 2, 2008, assets and liabilities of ATA Inc. and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. The gains and losses from such translations are recorded as a separate component of accumulated other comprehensive income or loss within shareholders’ equity. If the functional currency for ATA Inc. and ATA BVI had not been changed, the foreign currency exchange losses would be RMB8.2 million in the fiscal year ended March 31, 2008.
     Income Tax Benefit (Expense)
     We had an income tax expense of RMB7.3 million in the fiscal year ended March 31, 2008, compared with an income tax benefit of RMB1.8 million in the fiscal year ended March 31, 2007. The increase in income tax expenses was mainly because we had a profit before income tax in the fiscal year ended March 31, 2008 compared to a loss before income tax in the fiscal year ended March 31, 2007. Our effective tax rate increased from 9.6% in the fiscal year ended March 31, 2007 to 26.6% in the fiscal year ended March 31, 2008, mainly due to the impact from non-tax-deductible expenses, which decreases our income tax benefit in periods we incurred losses and increases our income tax expenses in periods we recognize profit. Change in valuation allowance for deferred income tax assets also contributed to the increase in effective tax rate.
     The tax holiday decreased the actual income tax benefit by RMB155,072 and decreased the actual income tax expense by RMB823,254 in the fiscal years ended March 31, 2007 and 2008, respectively. The effect of the tax holiday on basic earnings (loss) per common share in the fiscal years ended March 31, 2007 and 2008 were RMB(0.01) and RMB0.03, respectively. The effect on diluted earnings (loss) per common share of the tax holiday in the fiscal years ended March 31, 2007 and 2008 were RMB(0.01) and RMB0.02, respectively.
     Net (Loss) Income
     As a result of the above factors, we had net income of RMB20.2 million in the fiscal year ended March 31, 2008 as compared to a net loss of RMB16.8 million in the fiscal year ended March 31, 2007.
     The basic (loss) earnings per common share were RMB(0.82) and RMB0.79 in the fiscal years ended March 31, 2007 and 2008, respectively. The diluted (loss) earnings per common share were RMB(0.82) and RMB0.53 in the fiscal years ended March 31, 2007 and 2008, respectively. The Company’s dilutive common equivalent shares in the fiscal years ended March 31, 2007 and 2008 consisted of 920,119 and 2,062,324 common shares issuable upon exercise of outstanding share options, respectively (using the treasury stock method), 1,143,994 and 481,125 common shares issuable upon exercise of warrants, respectively (using the treasury stock method), and 11,655,493 and 9,775,462 common shares issuable upon the conversion of the convertible preferred shares, respectively (using the as-converted method). These potentially dilutive securities were not included in the calculation of dilutive loss per share for the period ended March 31, 2007 due to their anti-dilutive effect.
B. Liquidity and Capital Resources
     Historically, we have financed our working capital and capital expenditure requirements primarily through debt financing and more recently through the sale of our equity securities. On February 1, 2008, we completed our initial public offering and received proceeds of RMB298.3 million, net of related offering expenses.
     As of March 31, 2009, we had RMB310.5 million ($45.4 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs from cash flows provided by operating activities.
     The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2007, 2008 and 2009:

	For the fiscal year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
		(In thousands)
Net cash provided by (used in) operating activities	(16,524)	305	31,538	4,615
Net cash provided by (used in) investing activities	1,052	(5,107)	(35,053)	(5,130)
Net cash provided by (used in) financing activities	16,030	299,286	(10,640)	(1,557)
Effect of foreign exchange rate changes on cash	(163)	(7,306)	(7,539)	(1,103)
Net (decrease) increase in cash	395	287,178	(21,694)	(3,175)
Cash at beginning of year	44,624	45,019	332,197	48,617
Cash at end of year	45,019	332,197	310,503	45,442
   2009
     Net cash provided by operating activities was RMB31.5million ($4.6 million) in the fiscal year ended March 31, 2009 compared to net cash provided by operating activities of RMB0.3 million ($0.04 million) in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, we experienced a significant increase in cash collected from our testing services and test preparation and training solutions, including RMB59.8 million cash collected from test takers in relation to tests delivered for the China Banking Association, including an advance received for tests taken in May and June, 2009. Our current testing services and test preparation and training solutions clients generally have a shorter accounts receivable cycle than our test-based educational services clients. Partially offsetting this increased cash inflow was an increase in cash paid for income taxes of RMB4.6 million ($0.7 million) primarly due to the increased taxable incomes, and there was an increase in cash expenditures on test monitoring costs and other operating expenses primarily due to the increased number of the tests delivered and development and marketing efforts for TOEIC, HR select and Cambridge ESOL Young Learners English services.
     Net cash used in investing activities in the fiscal year ended March 31, 2009 of RMB35.1million ($5.1 million) was primarily attributable to the RMB20.5million ($3.0 million) upfront royalty fee paid to ETS and RMB14.2 million spent on software and capital equipment, including computers and servers.
     Net cash used in financing activities in the fiscal year ended March 31, 2009 was RMB10.6 million ($1.6 million), primarily attributable to RMB10.1 million ($1.5 million) used to repurchase our common share in the open market, offset by proceeds of RMB1.0 million ($0.15 million) from exercise of warrants.
     We believe that our current cash and expected future cash flows from operating activities, particularly from testing services and test preparation and training solutions, is sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different.

     Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from testing services, test-based educational services and test preparation and training solutions may cause material fluctuations in our cash generated from operations. See “— Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information — Dividend Policy.”
     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment. We generally deposit our excess cash in interest-bearing bank accounts located at banks in China and Hong Kong.
     2007 and 2008
     Net cash provided by operating activities was RMB0.3 million in the fiscal year ended March 31, 2008 compared to net cash used in operating activities of RMB16.5 million in the fiscal year ended March 31, 2007. Our current testing services and test preparation and training solutions clients generally have a shorter accounts receivable cycle than our test-based educational services clients. Offsetting this cash inflow were cash expenditures on test monitoring costs, license fees paid to IT vendors and other operating expenses.
     Net cash provided by investing activities was RMB1.1 million in the fiscal year ended March 31, 2007 and was affected principally by the deposit of RMB2.0 million received from the sale of Wendu Education, and RMB5.1 million received from the collection of loans and advances to shareholders and management in connection with a new policy implemented by us to eliminate personal loans and minimize operations-related loans and advances available to shareholders and management. Offsetting these cash increases was a capital expenditure of RMB4.7 million mainly used to purchase computers and servers to support our new business initiatives such as online test preparation services. Net cash provided by investing activities in the fiscal year ended March 31, 2008 of RMB5.1 million was primarily attributable to the proceeds from disposal of our interest in Wendu Education and from the liquidation of ATA Jiangsu, offset by RMB5.7 million spent on capital equipment, including computers and servers, and by RMB4.4 million paid as the deposit pursuant to the acquisition agreement for Beijing JDX and JDX BVI.
     Net cash provided by financing activities was RMB16.0 million in the fiscal year ended March 31, 2007. This was primarily attributable to the cash proceeds from the exercise of a warrant held by SB Asia Investment Fund II L.P. to purchase preferred shares for RMB24.0 million. Offsetting these proceeds was RMB8.0 million paid in connection with preparations for our initial public offering incurred in the fiscal year ended March 31, 2007. Net cash provided by financing activities in the fiscal year ended March 31, 2008 was RMB298.3 million ($42.5 million), primarily attributable to the proceeds of RMB317.6 million raised from our initial public offering, offset by RMB19.3 million cash paid in connection with the preparation for our initial public offering.
Capital Expenditures
     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	4,721	5,723	34,688	5,077

     In the past, our capital expenditures were made primarily for the purchase of software, computer equipment and servers. Our capital expenditures in the fiscal year ended March 31, 2010 are expected to be higher than in the past due to purchases of office space. On August 7, 2008, we entered into agreements to purchase our Beijing office space for total cash consideration of RMB51.5 million. On August 12, 2008, RMB0.4 million was paid to the seller as a deposit, and the remainder of the consideration was paid on July 2009 to the sellers.
     In March 2009, ATA signed an agreement of cooperation with ETS pursuant to which ATA will be the exclusive agent for ETS’s TOEIC exam in China for ten years from March 2009. We paid ETS a $3 million upfront royalty fee in March 2009, which will be amortized over the ten year contract period.
Foreign Currency Exchange
     We maintain our accounts in Renminbi, Hong Kong dollars and U.S. dollars. Through February 1, 2008, ATA Inc. and ATA BVI’s functional currency was RMB. Effective February 2, 2008, ATA Inc. and ATA BVI changed their functional currency to U.S. dollars due to the significant changes in ATA Inc.’s and ATA BVI’s economic facts and circumstances. Our PRC subsidiaries and variable interest entity’s functional currency is Renminbi. The non-Renminbi portion of our revenues have primarily consisted of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures have primarily consisted of professional fees, both denominated in U.S. dollars, as well as certain Hong Kong dollar-denominated general and administrative expenses. As of March 31, 2009, we had RMB311.0 million (US$45.5 million) in cash, including RMB243.0 million (US$35.6 million) bank balance held in U.S. dollar-denominated accounts with banks in Hong Kong. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information – Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”
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
     In April 2008, the FASB issued FASB Staff Position FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the guidance in SFAS No. 142, “Goodwill and Other Intangible Asset”, about estimating the useful lives of recognized intangible assets, and requires additional disclosures related to renewing or extending the terms of recognized intangible assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management does not expect the initial adoption of FSP FAS 142-3 will have a material impact on the Company’s consolidated financial statements.
     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 addresses accounting and disclosure requirements related to subsequent events and requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009.
     In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets”, (“SFAS No. 166”) and No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”), which significantly changes the accounting for transfers of financial assets and the criteria for determining whether to consolidate a variable interest entity (VIE). SFAS No.166 eliminates the QSPE concept, establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, and removes the guaranteed mortgage securitization recharacterization provisions. SFAS 167 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. These Statements require additional year-end and interim disclosures for public and non-public companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” Eliminating the QSPE concept and changing the approach to determining a VIE’s primary beneficiary will mean that more entities will be subject to consolidation assessments and more VIEs likely will be consolidated. SFAS No. 166 and SFAS No. 167 are effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. SFAS No. 166’s disclosure requirements must be applied to transfers that occurred before and after its effective date. The two Statements may not be applied before their effective dates. Management does not expect the initial adoption of SFAS No. 166 and SFAS No. 167 will have a material impact on the Company’s consolidated financial statements.
C. Research and Development
     Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted of 94 people as of March 31, 2009. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for developing next generation and cutting-edge products and services. Our total expenses for research and development were RMB9.3 million, RMB12.9 million and RMB16.2 million ($2.4 million) in the fiscal years ended March 31, 2007, 2008 and 2009, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2006 to March 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements
     We do not currently have, and do not expect in the future to have, any off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.
F. Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations as of fiscal year ended March 31, 2009:

	Payment Due by Period
		Within 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
	(In thousands of RMB)
Operating Lease Obligations	16,353	3,440	6,862	6,051	—
Acquisition Payable Obligation	2,306	2,306	—	—	—
     Our operating lease obligations comprised of our office lease obligations for our offices in China These office leases expire at different times over the period from the date of this annual report through January 2014, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration. As we purchased our Beijing office space in July 2009, its related lease obligation was not included in the table above.
     On October 15, 2007, the Company entered into acquisition agreements to purchase the entire equity interests of Beijing JDX and JDX BVI (the “acquiree”) for RMB10.0 million. Beijing JDX is a PRC incorporated entity primarily engaged in the development and marketing of software for computer-based tests. JDX BVI is a British Virgin Islands incorporated entity established by the equity holders of Beijing JDX (“selling shareholders”) to hold exclusive licensing rights for the use of technology owned by Beijing JDX. This acquisition is expected to expand the Company’s customer base by allowing it to market test delivery services to the test sponsors that are using the products developed by Beijing JDX. During the year ended March 31, 2008, cash payments of RMB 4.3 million were made to the selling shareholders as a deposit for the acquisition. According to the supplementary agreement signed in August 2008, Beijing JDX should refund RMB2 million of the deposit with the remaining consideration of RMB7.7 million payable through the offset of a receivable due from the selling shareholders of RMB4.7 million related to the exercise of the warrant issued in connection with the acquisition agreements and cash of RMB3 million. As of March 31, 2009, the unpaid cash consideration was RMB2.3 million ($0.3 million) of which RMB2.0 million ($0.3 million) was paid in April 2009 and RMB0.3 million ($44,718) was paid in July 2009.
     On August 7, 2008, the Company entered into agreements to purchase its Beijing office building for total cash consideration of RMB51.5 million. On August 12, 2008, RMB0.4 million was paid to the seller as a deposit, and the remainder of the consideration was paid on July 21, 2009.
Indebtedness
     We currently do not have any outstanding debt, debt securities, contingent liabilities, mortgages, or liens.
G. Safe Harbor
     This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 8th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China.

Name	Age	Position

Kevin Xiaofeng Ma	45	Chairman of the Board of Directors, Chief Executive Officer
Walter Lin Wang	48	Director, President
Carl Yeung	29	Chief Financial Officer
Bo Lin (1)	40	Chief Operating Officer
Andrew Yan	51	Director
Hope Ni	37	Director
Alec Tsui	59	Director
Patrick Tien	52	Vice President of Channel and Sales
Alex Tong	47	Vice President of Business Development
Paul Hsu	43	Vice President of Product Marketing
Jeffery Gao	35	Finance Director
Amy Tung	37	Financial Controller
Jianmin Ding	44	Vice President
Shuqiu Zhao	38	Vice President
Degang Xie	38	Vice President

(1)	Mr. Lin became our Chief Operating Officer in July 2009.
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
     Carl Yeung is currently the chief financial officer of our company and resigned from our board of directors effective as of January 28, 2008. Prior to joining us, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited from 2002 to 2006. Mr. Yeung is an independent non-executive director at China Natural Gas, Inc. which is an NASDAQ listed company. Mr. Yeung holds a bachelor’s degree in economics with concentrations in finance and operations management from Wharton School, University of Pennsylvania, and a bachelor’s degree in applied science with a concentration in systems engineering from School of Engineering and Applied Sciences, University of Pennsylvania.

     Bo Lin became our chief operating officer in July 2009 . Mr. Lin brings to our company more than 18 years of experience in enterprise sales and marketing, strategic planning and operations management. Prior to joining us, Mr. Lin was the general manager of strategic accounts with Microsoft China where he was responsible for the country-wide business drive focused on developing and expanding sales to the State-Owned Enterprise and Public Sector customers. Before that, Mr. Lin had worked for China Hewlett-Packard for 14 years in various roles, most recently as the vice president and general manager of strategic accounts and business development. Mr. Lin holds a bachelor’s degree in economics from Beijing University of Technology and an MBA degree from the Kellogg School of Management of Northwestern University.
     Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the managing partner of SB Asia Investment Fund II L.P. and president of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1991 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington D.C., the World Bank and the Economic Restructuring Institute of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 by the China Venture Capital Association. He is currently an independent director of three Hong Kong-listed companies, China Resources Land Limited, Fosun International Limited and Stone Group Holdings Limited. In addition, he is currently a director of Eternal Asia Supply Chain Co., Ltd, a company listed in China, Acorn International Inc., and Giant Interactive Group Inc., both of which are NYSE-listed companies, and a non-executive director of China Resources Land Limited, a Hong Kong-listed Company. Mr. Yan received a Master of Arts degree from Princeton University and a Master of Arts degree from Peking University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.
     Hope Ni is an independent director on our board. Ms. Ni is currently serving as Chairman of China Fundamental Acquisition Corp., which is an OTC Bulletin Board traded Company. Ms. Ni served as the chief financial officer and secretary for Comtech Group Inc. from August 2004 to December 2007. She also serves on the board of Qianjia Consulting Company, which she founded in 2002. From September 1998 to August 2004, Ms. Ni was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong specializing in corporate finance and from 1995 to 1996 worked at Merrill Lynch in its investment banking division in New York. Ms. Ni received a juris doctor degree from University of Pennsylvania Law School and a bachelor’s degree in applied economics and business management from Cornell University.
     Alec Tsui is an independent director on our board. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Ltd., COSCO International Holdings, China Power International Development Limited, Greentown China Holdings Ltd., China BlueChemical Limited, China Hui Yuan Juice Holdings Co. Ltd., Pacific Online Ltd, and China Oilfield Services Limited. He was also an independent non-executive director of Melco PBL Entertainment (Macau) Ltd. which is listed on the Nasdaq Global Market. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree and a master of engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.
     Patrick Tien is a vice president, in charge of channel and sales, of our company. Prior to joining us in November 2005, Mr. Tien worked as a project general director at Microsoft Learning from 1991 to 2005. Mr. Tien holds a bachelor’s degree in computer science from Chung Yuan Christian University, and a master’s degree in computer engineering from University of Massachusetts, Lowell.
     Alex Tong is a vice president, in charge of business development, of our company. Prior to joining us in September 2005, Mr. Tong worked as the Asia Pacific General Manager at the Royal Institution of Charted Surveyors from 2003 to 2005. Prior to that, Mr. Tong worked for Thomson Prometric in the position of executive director from 1999 to 2003 and as the managing director at Pearson NCS Hong Kong Ltd. from 1997 to 1999. Mr. Tong graduated from University of Nottingham with a bachelor’s degree in education and a master’s degree of philosophy in education and from the Chinese University of Hong Kong with an executive MBA.

     Paul Hsu is a vice president, in charge of product development and marketing, of our company. Prior to joining us in October 2006, Mr. Hsu worked as product marketing director at Microsoft Greater China Region from 1995 to 2006 and worked as a technical group manager at Digital Equipment Corp Taiwan from 1990 to 1995. Mr. Hsu holds a college degree in mechanical engineering from Taiwan DongNan College.
     Jeffery Gao is our finance director. Prior to joining us in July 2008, Mr. Gao was a director at Ernst & Young’s Beijing office from October 2007. Prior to that he worked at PricewaterhouseCoopers in their Shanghai, Philadelphia and Beijing offices from 1996. Mr. Gao holds a bachelor’s degree in accounting from the Shanghai University of Finance and Economics. He is also a fellow member of the Association of Chartered Certificated Accountants.
     Amy Tung is currently the Financial Controller of our company. Prior to joining us in August 2006, she worked as Controller at Bayer Healthcare Limited from 2005 to 2006, as Senior Financial Analyst at BEA Systems (Hong Kong) Limited from 2004 to 2005 and as Finance Manager at Bureau Veritas Consumer Products Services (Hong Kong) Limited from 2002 to 2004. Ms. Tung graduated from the Chinese University of Hong Kong with a master’s degree in business administration and Columbia University with a master’s degree in financial engineering, respectively. Ms. Tung is also a member of the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.
     Jianmin Ding became a vice president in charge of JDX business development of our company as of February 28, 2009. Mr. Ding has been with ATA in charge of our marketing and business development since 2001. Prior to joining us, Mr. Ding was the chairman and CEO of Shanghai Linping Property Ltd,. Mr. Ding graduated from Nanjing University with a bachelor’s degree in economics.
     Shuqiu Zhao became a vice president in charge of marketing and business development of the testing services of our company as of February 23, 2009. Mr. Zhao has been with ATA in charge of our product development and business development of testing services since 2000. Prior to joining us, Mr. Zhao worked as the general manager of the computer education center of the Shanghai Pudong New Area. Mr. Zhao graduated from Harbin Institute of Technology with a bachelor’s degree in technology.
     Degang Xie became a vice president in charge of the research and development department of our company as of February 23, 2009. Mr. Xie has been with ATA in charge of our IT research and development since 1999. Prior to joining us, Mr. Xie worked as chief engineer of Nanjing LOPU Ltd,. Mr. Xie graduated from Nanjing University with a bachelor’s degree in physics.
B. Compensation
     For the fiscal year ended March 31, 2009, we and our subsidiaries paid aggregate cash compensation of approximately RMB9.4 million ($1.4 million) to our directors and executive officers as a group, and granted to selected directors and executive officers options to acquire an aggregate of 50,000 common shares and 50,000 restricted shares. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Incentives
     Share Option Plan
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

     We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus an annual increase on January 1 of each calendar year equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, (y) 336,307 shares, and (z) any lesser number of shares determined by our board of directors.
     As of the date of this annual report, we have granted options for the purchase of a total of 3,235,800 common shares under the 2005 Plan and 186,668 common shares under the 2008 Plan, and 274,000 restricted shares under 2008 Plan, respectively, to selected directors, officers, employees and individual consultants and advisors, of which 3,235,468 share options and 269,000 restricted shares are outstanding and 2,591,627 share options and zero restricted shares were vested and exercisable as of the date of this report. The contractual term of these options is ten years.
     Options and restricted shares granted under our share incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date.
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
     The table below sets forth the option grants made to our current directors and executive officers pursuant to our share incentive plans:

	Number of
	Common Shares
	to be Issued	Exercise
	Upon Exercise	Price per
Name	of Options	Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Carl Yeung	330,400	$3.60	May 26, 2006	May 1, 2006	May 25, 2016
	187,800	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Patrick Tien	220,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Alex Tong	100,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Paul Hsu	200,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016
Jeffery Gao*	50,000	$6.315	July 14, 2008	July 14, 2008	July 13, 2018
Jianmin Ding	303,800	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Amy Tung	50,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016

	Number of
	Common Shares
	to be Issued	Exercise
	Upon Exercise	Price per
Name	of Options	Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Degang Xie	31,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Shuqiu Zhao	23,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
	8,000	$3.60	October 1, 2007	July 1, 2007	September 30, 2017

*	The exercise price of Jeffery Gao’s options were adjusted from $6.315 to $3.35 on September 4, 2009 pursuant to a board resolution and approval by the board’s compensation committee.
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
Terms of Directors
     We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Walter Lin Wang, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis, beginning with our class A directors at the first annual general meeting of our shareholders. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment
Board Practices
     Our board of directors has established an audit committee, a compensation committee and a nominations committee.
     Audit Committee
     Our audit committee consists of Hope Ni and Alec Tsui. Hope Ni is the chairman of our audit committee. Our board of directors has determined that Hope Ni and Alec Tsui are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Hope Ni meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The third seat on our audit committee is vacant in reliance on Nasdaq Stock Market Rule 5615(a)(3), which permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its audit committee. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time. We are seeking a third independent director to fill this vacancy.
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
     Compensation Committee
     Our compensation committee consists of Andrew Yan, Hope Ni and Alec Tsui. Andrew Yan is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2).
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
     Nominations Committee
     Our nominations committee consists of Kevin Xiaofeng Ma, Andrew Yan and Alec Tsui. Kevin Xiaofeng Ma is the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.
     Our nominations committee is responsible for, among other things:
•	seeking and evaluating qualified individuals to become new directors as needed;

•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

•	evaluating the nature, structure and composition of other board committees.
Corporate Governance
     Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our web site, http://www.ata.net.cn . In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
Interested Transactions
     A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
D. Employees
     We had 328, 346 and 489 employees as of March 31, 2007, 2008 and 2009, respectively. As of March 31, 2009, we had 489 employees, 145 of which were in sales and marketing, 94 in research and development, 172 in client service and support and 78 in general and administrative functions.
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
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of August 31, 2009 by:
•	each person known to us to own beneficially more than 5% of our common shares, and

•	each of our directors and executive officers

	Common Shares Beneficially
	Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	6,094,988	13.3%
Walter Lin Wang (4)	2,930,576	6.4%
Carl Yeung	460,587	1.0%
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Patrick Tien	*	*

	Common Shares Beneficially
	Owned
	Number (1)	Percent (2)
Alex Tong	*	*
Paul Hsu	*	*
Jeffery Gao	*	*
Bo Lin	—	—
Amy Tung	*	*
Jianmin Ding	*	*
Shuqiu Zhao	*	*
Degang Xie	*	*
Directors and Executive Officers Combined	10,789,366	23.6%
Principal Shareholders:
HSBC International Trustee Limited (5)	15,063,266	33.0%
SB Asia Investment Fund II L.P. (6)	13,462,862	29.5%
Able Knight Development Limited (3)	6,094,988	13.3%
Lijun Mai (7)	4,845,000	10.6%
Wealth Treasure Management Limited (4)	2,930,576	6.4%

Government of Singapore Investment Corporation Pte Ltd (8)	2,645,570	5.8%

*	Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after August 31, 2009.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after August 31, 2009. The total number of our common shares outstanding as of August 31, 2009 is 45,675,514.

(3)	Includes 6,094,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settler and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)	Includes 2,930,576 common shares held by Wealth Treasure Management Limited. Wealth Treasure Management Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited. The business address of Wealth Treasure Management Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)	Based on a Schedule 13G filed by HSBC International Trustee Limited on February 17, 2009. Includes 8,935,584 common shares and 3,063,841 American Depositary Shares (representing 6,127,682 common shares) beneficially owned by the Reporting Person solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

(6)	Based on a Schedule 13G filed jointly by SB Asia Investment Fund II L.P., SAIF GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. on February 13, 2009. Includes 12,707,436 common shares and 377,713 ADSs, representing 755,426 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. SAIF GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

(7)	Includes 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)	Based on a Schedule 13G jointly filed by the Government of Singapore Investment Corporation Pte Ltd, Government of Singapore and Monetary Authority of Singapore on January 21, 2009. According to the Schedule 13G, the Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of 2,645,570 common shares, the Government of Singapore shares the power to vote and power to dispose of 1,790,232 common shares and the Monetary Authority of Singapore shares the power to vote and the power to dispose of 855,338 common shares.
     None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of August 31, 2009, none of our common shares were held by holders of record in the United States. However, 24,032,494 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United States.
Historical Changes in Shareholdings of Our Major Shareholders
     In June 2006, Lijun Mai exercised a warrant to purchase 5,479,452 of our outstanding common shares. Ms. Mai obtained this warrant pursuant to the terms of agreements entered into between Ms. Mai and ATA BVI in May 2003 under which Ms. Mai loaned RMB19.0 million ($2.5 million) to ATA BVI.
     In July 2007, we adjusted the conversion price of our Series A convertible preferred shares to $1.3829 per share in accordance with the provisions of our memorandum and articles of association, as a result of which each Series A convertible preferred share became convertible into 1.6364163 common shares.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”
B. Related Party Transactions
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
     Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009. To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above, ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgor may not transfer the pledged equity interest without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. This agreement may be terminated upon the completion of ATA Online’s contractual liabilities under the exclusive technical support agreement and the strategic consulting service agreement as described above. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang. We amended and restated the October 2006 agreement to take this transfer into account.
     Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007 and on July 7, 2009. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang a interest free loan in the amount of RMB9.0 million ($1.3 million), RMB1.0 million ($0.1 million) and RMB50,000 ($7,318), respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case is ten years, which may be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang can only repay the loans by transferring all of their interest in ATA Online to

ATA BVI or to a third party designated by ATA BVI. When Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang transfer their interest in ATA Online to ATA BVI or its designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang to ATA BVI. ATA BVI also has the right to, but has no obligation to, purchase, or designate a third party to purchase, all or part of their interest in ATA Online at a price equal to the amount of the loans. In February 2007, Jianguo Wang repaid the loan by transferring all of his interest in ATA Online to Walter Lin Wang. As a result, ATA BVI terminated the loan agreement with Jianguo Wang and amended the agreement with Walter Lin Wang to increase the principal of the loan to RMB0.1 million.
     Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009. Through the call option and cooperation agreement entered into between ATA BVI and ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreement described above. This agreement can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang. We amended and restated the October 2006 agreement to take this transfer into account.
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
     We and our existing shareholders also entered into a Right of First Refusal and Co-Sale Agreement in March 2005. Under this agreement, holders of our preferred shares had certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of the holders of our common shares. These rights terminated upon the completion of our initial public offering.
     Following establishment of our Cayman Islands holding company, we entered into a Shareholders Agreement and a Right of First Refusal and Co-Sale Agreement, each on the same terms as described above, with the shareholders of our Cayman Islands holding company in November 2006.
Loans to Our Shareholders, Members of Our Management and Companies Controlled by Our Shareholders or Members of Our Management
     Our subsidiaries have in the past made loans and advances to certain of our shareholders and members of our management. During the period from April 2006 through the date of this document, the maximum aggregate amount of outstanding balances due on such loans and advances was RMB2.8 million. All of these loans and advances were unsecured and non-interest bearing, and all such loans and advances were repaid prior to completion of our initial public offering.
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
     Under China’s new Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Regulation of Our Business — Under the New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”
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
Price Range of Our ADSs
     Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High		Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2008 (from January 29, 2008)	US$	12.92	US$	8.02
Fiscal year ended March 31, 2009	US$	17.45	US$	2.75
Quarterly Highs and Lows:
Quarter ended March 31, 2008 (from January 29, 2008)	US$	12.92	US$	8.02
Quarter ended June 30, 2008	US$	17.45	US$	8.96
Quarter ended September 30, 2008	US$	15.45	US$	8.22
Quarter ended December 31, 2008	US$	9.06	US$	3.56
Quarter ended March 31, 2009	US$	5.62	US$	2.75
Quarter ended June 30, 2009	US$	12.2	US$	3.94
Monthly Highs and Lows:
March 2009	US$	5.37	US$	3.80
April 2009	US$	5.00	US$	3.94
May 2009	US$	6.76	US$	4.56
June 2009	US$	12.2	US$	5.41
July 2009	US$	9.65	US$	7.29
August 2009	US$	8.94	US$	6.60
September (through September 11, 2009)	US$	7.34	US$	6.50
     On September 11, 2009, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$6.62 per ADS.
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
     Dividend Distributions
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2009, ATA Online,ATA Testing and ATA Wuxi had allocated RMB3.3 million ($0.5 million) in statutory reserves. Our other Chinese subsidiaries had not allocated anything to these reserves and funds because they had accumulative deficits under PRC GAAP as of March 31, 2009. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
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
People’s Republic of China Taxation
     In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and potentially 20% to our non-PRC individual shareholders on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008 and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules as well as other PRC tax regulations are unclear as to how to determine the sources of such dividends or gains. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Regulation of Our Business — Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.”
     If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.
United States Federal Income Taxation
     This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.
     This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representation of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
     Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.
     For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the Code and are:
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
     For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
     The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, as described below, applicable to dividends received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate holders could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.
Dividends on ADSs or Ordinary Shares
     Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable yeaers beginning before January 1, 2011 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, will be readily tradable on anestablished securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.
     Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs or ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs or ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.
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
Passive Foreign Investment Company
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2009, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.
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
     Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.
     If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.
     If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will. Therefore, although we do not expect to be a PFIC, therefore, not be able to make or maintain such an election with respect to your ADSs or ordinary shares.
U.S. Information Reporting and Backup Withholding Rules
     Dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b)

provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.
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
     Foreign Currency Risk
     A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. See Item 3.A. regarding recent exchange rate movements between the Renminbi and the U.S. dollar. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.
     ATA Inc. and ATA BVI’s functional currency became the U.S. dollar effective from February 2, 2008 due to the significant changes in ATA Inc.’s and ATA BVI’s economic facts and circumstances. Net assets of ATA Inc. and ATA BVI accounted for 93.9% of our consolidated net assets as of March 31, 2009, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB8.2 million ($1.2 million) which we recognized as a component of comprehensive loss as of March 31, 2009. If the Renminbi against U.S. dollar as of March 31, 2009 had further appreciated by 10% from 6.833 to 6.212 as of March 31, 2009, the translation loss would have increased by RMB27.4 million ($4.0 million)
     Inflation
     China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 1.5%, 4.8%, and 5.9% in the years 2006, 2007 and 2008, respectively. China has begun to experience deflation recently, with China’s consumer price index falling by 1.7% from June 2008 to June 2009. Neither inflation or deflation has had a material impact on our results of operations to date, and we do not currently expect the recent deflation in China to have a significant effect on our operations.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     The rights of securities holders have not been materially modified.
ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.
Management’s Annual Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We acquired JDX BVI and Beijing JDX on February 28, 2009 and management excluded from its assessment of the effectiveness of our internal control over financial reporting as of March 31, 2009, JDX BVI and Beijing JDX’s internal control over financial reporting associated with total assets of RMB4.3 million and total revenues of RMB96,925 included in our consolidated financial statements as of and for the year ended March 31, 2009.
     KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2009, as stated in their report which is included below.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA, Inc.:
     We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     The Company acquired JDX Holdings Limited and Beijing JinDiXin Software Technology Limited (collectively referred to as “JDX” thereafter) during the year ended March 31, 2009 and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009, JDX’s internal control over financial reporting associated with total assets of RMB4,298,592 and total revenues of RMB96,925 included in the consolidated financial statements of the Company as of and for the year ended March 31, 2009. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of JDX.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2009, and our report dated September 14, 2009 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
KPMG
Hong Kong, China
September 14, 2009
Changes in Internal Control over Financial Reporting
     Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our audit committee consists of Hope Ni and Alec Tsui. Hope Ni is the chairman of our audit committee. Our board of directors has determined that Hope Ni and Alec Tsui are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Hope Ni meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.
ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our web site, http://www.ata.net.cn .
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Fiscal Year ended March 31,
	2008	2009

	RMB	RMB	US$
Audit fees (1)	6,827,828	5,489,833	803,441
Audit-related fees (2)	5,313,965	1,673,101	244,860

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our independent auditor for the audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in fiscal years 2008 and 2009 involve principally the quarterly and half-year review of our consolidated financial statements, and the issuance of comfort letter and rendering of listing advice in connection with our initial public offering.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			(c) Total Number	(d) Maximum
			of ADSs	Approximate Dollar
	(a) Total		Purchased as Part	Value of ADSs that May
	Number	(b) Average	of	Yet
	of ADSs	Price	Publicly	Be Purchased Under the
Period	Purchased	Paid per ADS[1]	Announced Plan[1]	Plan[1,2]
November 1 — November 30, 2008		$5.5942		$4,670,428
	58,809	(RMB38.2246)	58,809	(RMB31,912,567)
December 1 — December 31, 2008		$5.4164		$3,856,790
	149,104	(RMB37.0097)	207,913	(RMB26,353,060)
January 1 — January 31, 2009	—	—	—	—
February 1 — February 28, 2009		$4.7818		$3,720,429
	27,674	(RMB32.6736)	235,587	(RMB25,421,319)
March 1 — March 31, 2009		$4.9580		$3,516,304
	40,520	(RMB33.8775)	276,107	(RMB24,026,554)

[1]	All translations from U.S. dollar to Renminbi were made at a rate of RMB6.8329 to US$1.00, which was the noon buying rate in effect as of March 31, 2009.

[2]	On November 13, 2008, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time over the next 12 months.
Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2009.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     As a foreign private issuer with shares listed on the Nasdaq Global Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:
•	Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members, In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time.

•	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.
PART III
ITEM 17. FINANCIAL STATEMENTS
     Not Applicable.
ITEM 18. FINANCIAL STATEMENTS
     Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS
Index to Exhibits

Exhibit
Number	Description

1.1	—	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	—	Form of Common Share Certificate.*

2.2	—	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

Exhibit
Number	Description
2.3	—	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	—	Shareholders Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

2.5	—	Right of First Refusal and Co-Sale Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

4.1	—	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	—	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	—	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	—	Master Service Agreement between Microsoft (China) Co., Ltd. and ATA Testing Authority, (Beijing) Limited, dated May 16, 2003 and the Addendum to Master Service Agreement, dated June 8, 2006 (omits certain information for which confidential treatment has been requested; an unredacted version of this document has been filed with the Securities and Exchange Commission).*

4.5	—	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	—	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.7	—	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	—	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009

4.8	—	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.8.1	—	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009

4.9	—	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang, Jianguo Wang and ATA Online (Beijing) Education Technology Limited, dated October 27, 2006.*

4.10	—	Framework Agreement for Option Right Exercise among ATA Testing Authority (Holdings) Limited, Lin Wang, Jianguo Wang, ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.11	—	Option Exercise Notice between ATA Testing Authority (Holdings) Limited and Jianguo Wang, dated February 12, 2007.*

4.12	—	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang and ATA Online (Beijing) Education Technology Limited, dated February 12, 2007.*

4.13	—	Equity Pledge Agreement among Xiaofeng Ma, Lin Wang and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.14	—	Extended Control Agreement among Xiaofeng Ma, Lin Wang, ATA Online (Beijing) Education Technology Limited, ATA Learning (Beijing) Inc., and ATA Testing Authority (Holdings) Limited, amending the Technical Support Agreement (Exhibit 4.5), the Strategic Consulting Service Agreement (Exhibit 4.6), the Call Option and Cooperation Agreement (Exhibit 4.12), and the Equity Pledge Agreement (4.13), dated July 7, 2009.

4.15	—	Purchase Agreement Translation (8th Floor)

4.16	—	Purchase Agreement Translation (16th Floor)

8.1	—	List of Subsidiaries.

11.1	—	Code of Conduct.*

12.1	—	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	—	Consent of KPMG.

23.2	—	Consent of Jones Lang LaSalle Sallmanns Limited

23.3	—	Consent of Jincheng Tongda & Neal Law Firm

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-148641) filed with the Securities and Exchange Commission with respect to American depositary shares representing our common shares.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA INC.

/s/ Carl Yeung

Name: Title:	Carl Yeung Chief Financial Officer
Date: September 15, 2009

S-1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA, Inc.:
We have audited the accompanying consolidated balance sheets of ATA, Inc. and subsidiaries as of March 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA, Inc. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (Untied States), ATA, Inc.’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 14, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
September 14, 2009

ATA INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of March 31, 2008 and 2009

		March 31,
	Note	2008	2009	2009
		RMB	RMB	USD
ASSETS
Current assets:
Cash		332,196,672	310,503,071	45,442,356
Accounts receivable, net	(4)	63,502,408	71,076,794	10,402,142
Inventories		2,951,966	2,287,260	334,742
Prepaid expenses and other current assets	(5)	4,657,608	15,134,804	2,214,990

Total current assets		403,308,654	399,001,929	58,394,230

Property and equipment, net	(7)	10,668,300	20,987,472	3,071,532
Goodwill	(8)	6,880,123	23,422,850	3,427,951
Intangible assets, net	(8)	—	25,994,261	3,804,280
Deposit for an acquisition	(3)	4,706,596	—	—
Other assets		11,070,071	1,838,544	269,072

Total assets		436,633,744	471,245,056	68,967,065

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	(9)	29,822,313	44,950,280	6,578,507
Deferred revenues	(10)	36,707,916	40,238,256	5,888,899

Total current liabilities		66,530,229	85,188,536	12,467,406

Deferred revenues	(10)	7,025,971	5,626,153	823,392
Deferred income tax liabilities	(12)	—	189,583	27,745

Total liabilities		73,556,200	91,004,272	13,318,543

Shareholders’ equity:
Common shares:
Par value: USD0.01;
Authorized: 500,000,000 shares
Issued and outstanding: 47,210,232, and 45,675,514 shares as of March 31, 2008 and 2009, respectively;	(14)	3,656,210	3,503,619	512,757
Treasury shares — 3,579,320 and 552,214 common shares as of March 31, 2008 and 2009, respectively, at cost	(14)	(16,106,940)	(10,126,861)	(1,482,074)
Receivable from shareholders	(14)	—	(5,226,173)	(764,854)
Additional paid-in capital	(14)	498,374,024	500,350,068	73,226,605
Accumulated other comprehensive loss	2(d )	(7,933,512)	(16,157,846)	(2,364,713)
Accumulated deficit		(114,912,238)	(92,102,023)	(13,479,199)

Total shareholders’ equity		363,077,544	380,240,784	55,648,522

Commitments and contingencies	(2(e), 16)	—	—	—
Total liabilities and shareholders’ equity		436,633,744	471,245,056	68,967,065

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended March 31, 2007, 2008 and 2009

		Year Ended March 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	USD
Net revenues	(11)
Product		10,075,778	34,050,222	16,070,049	2,351,864
Service		74,805,099	138,038,005	201,475,254	29,486,053

Total net revenues		84,880,877	172,088,227	217,545,303	31,837,917
Cost of revenues		41,101,688	66,947,419	92,608,631	13,553,342

Gross profit		43,779,189	105,140,808	124,936,672	18,284,575
Operating expenses:
Research and development		9,322,068	12,882,428	16,240,618	2,376,826
Sales and marketing		22,028,895	28,804,487	24,921,910	3,647,340
General and administrative	(21)	32,024,170	40,026,341	57,386,622	8,398,575

Total operating expenses		63,375,133	81,713,256	98,549,150	14,422,741

Income (loss) from operations		(19,595,944)	23,427,552	26,387,522	3,861,834
Equity in net losses of affiliates	(6)	(187,168)	—	—	—
Gain from sale of an affiliate	(6)	—	2,837,451	—	—
Gain from liquidation of an affiliate	(6)	1,509,228	988,133	—	—
Interest income		599,872	473,739	395,108	57,824
Subsidy income	(20)	—	—	2,000,000	292,701
Foreign currency exchange gains (losses), net		(908,998)	(235,742)	665,558	97,405

Earnings (loss) before income taxes		(18,583,010)	27,491,133	29,448,188	4,309,764
Income tax benefit (expense)	(12)	1,793,158	(7,321,354)	(6,637,973)	(971,472)

Net income (loss)		(16,789,852)	20,169,779	22,810,215	3,338,292

Basic earnings (loss) per common share	(17)	(0.82)	0.79	0.50	0.07

Diluted earnings (loss) per common share	(17)	(0.82)	0.53	0.49	0.07

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
For the Years Ended March 31, 2007, 2008 and 2009

	Convertible preferred shares				Common shares
										Accumulated
	Number of		Number of		Number			Receivable	Additional	other		Total
	Series A		Series A-1		of		Treasury	from	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	shareholders	capital	loss	deficit	equity	income (loss)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2006	6,628,369	533,451	—	—	20,000,000	1,655,313	(16,106,940)	—	158,102,092	—	(118,292,165)	25,891,751

Exercise of preferred share warrant and issuance of Series A-1 convertible preferred shares (See Note 14)	—	—	883,783	70,848	—	—	—	—	23,978,600	—	—	24,049,448

Exercise of common share warrant and issuance of common shares (See Note 14)	—	—	—	—	5,479,452	438,564	—	—	18,561,436	—	—	19,000,000

Share-based compensation expense (See Note 13)	—	—	—	—	—	—	—	—	2,497,318	—	—	2,497,318

Net loss	—	—	—	—	—	—	—	—	—	—	(16,789,852)	(16,789,852)	(16,789,852)

Comprehensive loss													(16,789,852)

Balance as of March 31, 2007	6,628,369	533,451	883,783	70,848	25,479,452	2,093,877	(16,106,940)	—	203,139,446	—	(135,082,017)	54,648,665

Conversion of Series A and A-1 preferred shares into common shares (See Note 14)	(6,628,369)	(533,451)	(883,783)	(70,848)	11,730,554	843,462	—	—	(239,163)	—	—	—

Issuance of common shares upon initial public offering (“IPO”), net of issuance costs of RMB28,899,914	—	—	—	—	10,000,226	718,871	—	—	287,942,477	—	—	288,661,348

Issuance of common share warrant (See Note 3)	—	—	—	—	—	—	—	—	278,744	—	—	278,744

Share-based compensation expense (See Note 13)	—	—	—	—	—	—	—	—	7,252,520	—	—	7,252,520

Net income	—	—	—	—	—	—	—	—	—	—	20,169,779	20,169,779	20,169,779

Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	(7,933,512)	—	(7,933,512)	(7,933,512)

Comprehensive income													12,236,267

Balance as of March 31, 2008	—	—	—	—	47,210,232	3,656,210	(16,106,940)	—	498,374,024	(7,933,512)	(114,912,238)	363,077,544

Retirement of treasury shares (See Note 14)	—	—	—	—	(3,579,327)	(295,799)	16,106,940	—	(15,811,141)	—	—	—

Share-based compensation expense (See Note 13)	—	—	—	—	—	—	—	—	5,242,549	—	—	5,242,549

Share-based compensation expense for shares options modified (See Note 13)	—	—	—	—	—	—	—	—	354,980	—	—	354,980

Repurchase of common shares (See Note 14)	—	—	—	—	—	—	(10,126,861)	—	—	—	—	(10,126,861)

Exercise of common share option and warrant and issuance of common shares (See Note 14)	—	—	—	—	2,044,609	143,208	—	(5,226,173)	11,836,255	—	—	6,753,290

Revaluation of warrant grant to JDX sellers (See Note 3)		—	—	—	—	—	—	—	353,401		—	353,401

Net income	—	—	—	—	—	—	—	—	—	—	22,810,215	22,810,215	22,810,215

Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	(8,224,334)	—	(8,224,334)	(8,224,334)

Comprehensive income													14,585,881

Balance as of March 31, 2009	—	—	—	—	45,675,514	3,503,619	(10,126,861)	(5,226,173)	500,350,068	(16,157,846)	(92,102,023)	380,240,784

Balance as of March 31, 2009-USD						512,757	(1,482,074)	(764,854)	73,226,605	(2,364,713)	(13,479,199)	55,648,522

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended March 31, 2007, 2008 and 2009

	Year Ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(16,789,852)	20,169,779	22,810,215	3,338,292
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Equity in net losses of affiliates	187,168	—	—	—
Gain from sale of an affiliate	—	(2,837,451)	—	—
Gain from liquidation of an affiliate	(1,509,228)	(988,133)	—	—
Unrealized foreign currency exchange loss (gain)	162,562	(627,661)	(685,420)	(100,312)
Bad debt expense	499,729	1,655,412	9,831,940	1,438,912
Depreciation and amortization	1,836,675	2,699,449	5,206,412	761,962
Gain from disposal of property and equipment	(1,667)	(156,984)	36,752	5,379
Share-based compensation	2,497,318	7,252,520	5,597,529	819,203
Deferred income tax expense (benefit)	(1,819,345)	1,523,347	(2,248,715)	(329,101)
Changes in operating assets and liabilities net of effect of an acquisition:
Accounts receivable	(4,493,002)	(48,180,169)	(13,408,126)	(1,962,289)
Due from related parties	870,036	19,770	—	—
Inventories	(89,159)	(546,054)	664,706	97,280
Prepaid expenses and other current assets	(7,065,627)	2,731,225	(1,179,349)	(172,599)
Other assets	1,128,494	(136,300)	—	—
Due to related parties	(163,633)	—	—	—
Accrued expenses and other payables	4,882,412	8,230,080	5,256,286	769,261
Deferred revenues	3,342,639	9,495,634	(344,078)	(50,356)

Net cash provided by (used in) operating activities	(16,524,480)	304,464	31,538,152	4,615,632

Cash flows from investing activities:
Capital expenditures	(4,720,600)	(5,722,766)	(34,687,939)	(5,076,606)
Proceeds from disposal of property and equipment	15,000	55,185	—	—
Proceeds from disposal or liquidation of affiliates	2,279,141	4,988,133	—	—
Cash paid for deposit/consideration of an acquisition	—	(4,427,852)	(365,434)	(53,482)
Advances and loans to related parties	(1,655,213)	—	—	—
Collection of advances and loans to related parties	5,133,746	—	—	—

Net cash provided by (used in) investing activities	1,052,074	(5,107,300)	(35,053,373)	(5,130,088)

Cash flows from financing activities:
Proceeds from initial public offering	—	317,561,262	—
Proceeds from issuance of common shares	19,000,000	—	1,031,575	150,972
Proceeds from issuance of preferred shares	24,049,448	—	—	—
Advances received for exercise of common share warrants	—	1,061,038	—	—
Cash paid for initial public offering costs	(8,019,680)	(19,336,054)	(1,544,180)	(225,992)
Repurchase of common shares	—	—	(10,126,861)	(1,482,074)
Repayment of note payable	(19,000,000)	—	—	—

Net cash provided by (used in) financing activities	16,029,768	299,286,246	(10,639,466)	(1,557,094)

See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the Years Ended March 31, 2007, 2008 and 2009

	Year Ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Effect of foreign exchange rate changes on cash	(162,562)	(7,305,852)	(7,538,914)	(1,103,324)
Net (decrease) increase in cash	394,800	287,177,558	(21,693,601)	(3,174,874)
Cash at beginning of year	44,624,314	45,019,114	332,196,672	48,617,230

Cash at end of year	45,019,114	332,196,672	310,503,071	45,442,356

Supplemental disclosures of cash flow information:
Cash paid for income tax	—	4,273,015	8,853,919	1,295,778
Non-cash investing and financing activities:
Acquisition purchase price payable	—	—	2,305,553	337,419
Acquisition of software and property, plant & equipment on account	—	156,500	1,028,600	150,536
Exercise of warrants in exchange for the purchase price consideration	—	—	4,660,677	682,094
Exercise of share options paid by employee loan	—	—	5,226,173	764,854
Cancellation of treasury shares	—	—	16,106,940	2,357,263
Warrant issued for acquisition	—	278,744	353,401	51,720
Extinguishment of liability due to ATA Jiangsu	1,480,087	—	—	—
Conversion of Series A and A-1 preferred shares into common shares	—	604,299	—	—
See accompanying notes to consolidated financial statements.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company”), through its wholly-owned subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), JDX Holdings Limited (“JDX BVI”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Beijing JinDiXin Software Technology Limited (“Beijing JDX”), ATA Learning (Beijing) Inc. (“ATA Learning”) and ATA Learning (Wuxi) Inc. (“ATA Wuxi”) and its consolidated variable interest entity (“VIE”), ATA Online (Beijing) Education Technology Limited (“ATA Online”) (collectively, referred to as the “Group”), provides computer-based testing services, test-based educational services, test preparation and training solutions and other related services in the People’s Republic of China (the “PRC”).

The Company is incorporated in the Cayman Islands and is a holding company that does not conduct any operations. As described in Note 3, on February 28, 2009, the Company acquired JDX BVI and Beijing JDX and became the immediate parent company of JDX BVI and Beijing JDX.

On February 1, 2008, the Company completed its initial public offering (“IPO”) by offering 9,748,024 common shares, represented by 4,874,012 American Depositary Shares (“ADS”) at USD9.50 per ADS. On February 28, 2008, the underwriters exercised their over-allotment option and the Company issued an additional 252,202 common shares, represented by 126,101 ADSs at USD9.50 per ADS. In connection with this initial public offering, the Company received proceeds of RMB288,661,348, net of related offering expenses paid. The Company’s ADSs are listed on the NASDAQ Global Market (“NASDAQ”) in the United States of America. Each ADS represents two common shares.

Significant Concentrations and Risks

The Group is subject to, among others, the following significant concentration and risks:

Country risk

The Group is subject to special considerations and risks associated with the PRC. These include risks associated with, among others, the political, economic, legal and social environment in the PRC, including the relative difficulty of protecting and enforcing intellectual property rights in the PRC. The interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and result of operations. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for almost three decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. Any change in PRC government policies and regulations affecting the education and testing service industry may have a negative impact on the Group’s operating results and financial condition.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Revenue concentration

For the years ended March 31, 2007, 2008 and 2009, RMB46.5 million, RMB100.2 million and RMB157.3 million, representing 54.7%, 58.3% and 72.3% of the Group’s net revenues, respectively, were generated from licensing and service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies and institutions are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these clients are willing to pay for such products and services.

Net revenues to customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	%
MOHRSS (formerly Ministry of Labor)	10,440,353	12.3%	14,651,688	8.5%	17,542,872	8.1%
China Banking Association	238,487	0.3%	30,451,076	17.7%	53,889,864	24.8%
Securities Association of China	4,998,304	5.9%	19,628,804	11.4%	56,948,972	26.2%
Accounts receivable from customers that individually exceeded 10% of the Group’s accounts receivable are as follows:

	March 31,
	2008		2009
	RMB	%	RMB	%
Securities Association of China	11,646,687	18.3%	17,898,940	25.2%
Ji’nan Tongye Co., Ltd.	9,804,000	15.4%	6,108,000	8.6%
Shenzhen JieTeTong Co., Ltd.	—	—	10,260,000	14.4%
Concentration of cash balances held at financial institutions

The Group’s cash are held in the mainland and in the Hong Kong Special Administration Region (HKSAR) of the PRC as follows:

	March 31,
	2008	2009
	RMB	RMB
Deposited in financial institutions in the mainland of the PRC
- Dominated in RMB	31,537,108	65,294,697
- Dominated in USD	7,967	7,502

	31,545,075	65,302,199

Deposited in financial institutions in HKSAR of the PRC
- Dominated in Hong Kong dollar	5,852,197	2,472,022
- Dominated in USD	294,694,012	242,712,884

	332,091,284	310,487,105

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
Management believes that the financial institutions are of high credit quality. Cash denominated in currencies other than RMB is subject to foreign currency risk due to the appreciation or depreciation of RMB under the current exchange rate regime in the PRC.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation. The Company has adopted FASB Interpretation No. 46 Revised, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51’’ (“FIN 46R’’) issued by Financial Accounting Standards Board (“FASB’’). FIN 46R requires a variable interest entity to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having direct foreign ownership of entities engaged in providing such services. ATA Online provides ICP online test preparation services in the PRC. Although the Company has no legal ownership interest in ATA Online, the Company has economic controlling interest over ATA Online through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a strategic consulting service agreement and a technical support agreement among the Company, ATA Online and ATA Online’s equity owners. Through these agreements, the Company absorbs a majority of ATA Online’s expected losses and receives a majority of ATA Online’s expected residual returns and therefore the Company has determined that it is the primary beneficiary of ATA Online. The financial statements of ATA Online have been included in the consolidated financial statements of the Company since October 27, 2006, the date that the contractual arrangements were entered into among ATA BVI, ATA Learning and ATA Online. The Company’s consolidated assets do not include any collateral for the obligations of ATA Online. The carrying amount of the total assets of ATA Online as of March 31, 2009 was RMB 6,364,768 (USD931,489), none of which has been pledged or collateralized. The amount of the net assets of ATA Online as of March 31, 2009 was RMB1,565,769(USD229,151). Furthermore, creditors of ATA Online have no recourse of the general credit of the Company.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments, financial and certain equity instruments, the fair values of the net assets and liabilities acquired in a business combination, the collectibility of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of long-lived assets, the recoverability of the carrying values of

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
long-lived assets and goodwill, and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual license . Actual results could differ from those estimates.

(d)	Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”), the Company’s reporting currency.

Prior to February 1, 2008, the Company and ATA BVI’s functional currency was RMB. On February 2, 2008, the functional currency of the Company and ATA BVI was changed to United States dollar (“U.S. dollar” or “USD”) because of the significant changes in the Company and ATA BVI’s economic facts and circumstances upon the completion of the Company’s IPO. The changes resulted in the Company and ATA BVI’s current and expected cash flows predominately denominated in U.S. dollar.

The functional currency of the Company’s PRC subsidiaries and consolidated VIE is RMB. Transactions denominated in currencies other than the RMB are translated into the RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of operations in the line item “Foreign currency exchange gains (losses), net.”

Assets and liabilities of the Company and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive loss within shareholders’ equity.

For the convenience of the readers, the 2009 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.8329, the noon buying rate for USD in effect on March 31, 2009 for cable transfer in RMB per USD as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other certain rate on March 31, 2009.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f)	Fair value measurements

On April 1, 2008, the Company adopted the provisions FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”) for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 19). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” (“FSP FAS 157-2”) delays the effective date of SFAS No. 157 until fiscal years beginning after

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS No. 157 to the initial measurement of intangible assets acquired in the business combination on February 28, 2009 (Note 3).

On April 1, 2009, the Company will be required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” (“FSP FAS 157-3”) which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during the year ended March 31, 2009.

(g)	Revenue recognition

The Group’s revenues are principally derived from the provision of testing services, test-based educational services and test preparation solutions. The Group recognizes revenues when all of the followings have occurred:
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

Licensing fees from educational institutions for degree major course programs are recognized on a straight-line basis ratably over the contractual licensing period, which typically starts in the month of September and ends in the month of June or August of the following year, or 10 to 12 months.

Licensing fees from educational institutions for single course programs are recognized as

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
follows: (1) if the contracts do not have a definitive term of service period, the Group estimates, based on historical experience, the percentage of contracts that will be completed within 12 months, and recognizes revenue for such contracts on a straight-line basis over a period of five months, which is the expected service period based on historical averages; (2) for the percentage of contracts that are not expected to be completed within 12 months, the Group does not recognize revenue until the course is completed or upon receipt of confirmations from the educational institutions that no further services were required; and (3) for all single course programs, which have a definitive term of service period, the Group recognizes revenue on a straight-line basis over the expected service period or the contractual period, whichever is shorter. At the end of each reporting period upon the closing of the Group’s financial records, the Group compares the revenue recognized at the onset of the contracts to the actual completion status of each contract, on a contract by contract basis, and makes any revenue adjustments to reflect the actual completion status.

Licensing fees from educational institutions for pre-occupational training programs are recognized on a straight-line basis ratably over the training period, which is approximately 2 to 3 months.

The licensing fees are not refundable if the student fails to complete one or more of the courses or the entire degree major course programs or fails any of the exams.

iii)	Test preparation and training solutions

The Group derives test preparation and training solutions revenues from the sale of training software products and online test preparation and training.
a)	Online test preparation and training service fees

The Group sells online membership to end users directly or through distributors on a consignment basis. The online membership entitles the end users the access to online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation of the membership account.

Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the membership account is activated. If the membership accounts sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. For the membership accounts granted with fixed online hours, the Group compares the revenue recognized to the actual completion status by account, and makes any revenue adjustments to reflect the actual completion status.

The Group is not contractually obligated, nor has the Group historically accepted returns from end users.

b)	Training software products

Training software products sales are recognized upon delivery and when collectibility is reasonably assured.

Pursuant to the laws and regulations of the PRC, ATA Testing and Beijing JDX are entitled to a refund of VAT on certain software sales. The VAT refund represents the amount of VAT collected from customers and paid to tax authorities in excess of 3% of relevant sales. As the refund relates directly to sales, the Company recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
revenue for the years ended March 31, 2007, 2008 and 2009 were RMB Nil, RMB 1,358,646 and RMB2,195,116, respectively.
iv)	Other revenue
a)	Licensing fees from authorized test centers

The Group receives a fixed fee for a perpetual license or an initial fee plus continuing annual fees for renewable annual license that provide the authorized test center the right to use the Group’s brand name and E-testing platform. The Group is obligated to provide ongoing technical support and unspecific system upgrades; and to provide training to authorized test centers’ staff. Initial fees for renewable annual license and fixed fees for perpetual license are recognized ratably over the expected licensing period of 10 years, which is the period the Group is expected to have continuing involvement with the authorized test centers. Management estimates the expected licensing period based on its historical retention experience, factoring in the expected level of future competition, the risk of technological obsolescence, technological innovation, and the expected changes in the social environment.

b)	Test development services

Test development service fees are recognized upon the acceptance of the developed tests by the customer. The period to develop the tests is short, generally within two to six months from commencement of development.
v)	Business tax

Revenue is recorded, net of business tax. Business tax is levied on the Group’s service-related revenues generated in the PRC at 5%. Payments received or receivable in advance of the rendering of services and payments received in advance of delivery of products are recorded as deferred revenue.
(h)	Cost of revenues

Cost of revenues consist primarily of cost of test monitoring, royalty fees for IT vendor licensing arrangements, cost of inventories sold, payroll compensation, technical support, and other related costs, which are directly attributable to the rendering of services and delivery of goods.

The test monitoring costs are recognized upon completion of examinations based on actual number of test takers. The royalty fees paid to IT vendors are charged to expense based on actual usage according to contract provisions, which typically occurs at the beginning of the respective degree major course or single course program period. During the years ended March 31, 2007, 2008 and 2009, test monitoring costs of RMB3,903,886, RMB20,007,271 and RMB45,164,785, respectively, and royalty fees of RMB19,030,182, RMB18,046,832, and RMB13,530,229, respectively, were charged to the consolidated statements of operations as cost of revenues.

(i)	Research and development costs

Research and development costs primarily consist of software developed for internal use and software developed for sale or lease.
i)	Software developed for internal use

The Group recognizes development costs of software for internal use in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” The Group expenses all costs that are incurred

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
in connection with the planning and implementation phases of development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for all periods presented.

ii)	Software developed for sale or lease

Pursuant to the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” costs incurred internally in researching and developing a computer software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all computer software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for all periods presented.
(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax status is recognized in income in the period that includes the enactment date or the date of change in tax status. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

On April 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FIN 48 on April 1, 2007 did not have any effect on the Company’s consolidated financial statements.

The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of operations.

(k)	Share-based payments

The Company accounts for share-based payments under the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R). Under SFAS No. 123R, the Company measures the cost of employee share option or a similar equity instruments based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
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

Depreciation and amortization is calculated on the straight-line method, taking into consideration the assets’ estimated salvage value. The estimated useful lives of the Group’s property and equipment are as follows:

Computer equipment	5 years
Furniture, fixtures and office equipment	5 years
Software	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of the lease terms or 5 years

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(q)	Intangible assets

Intangible assets acquired are initially recognized and measured at fair value and are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. The Company has no intangible assets with indefinite useful lives.

(r)	Impairment of long-lived assets, excluding goodwill

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

(s)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. Management performs its annual impairment review of goodwill in March of each year. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, which is determined to be the enterprise level. In the first step, the fair value of the Company is compared to its carrying value including goodwill. The fair value of the Company is currently determined based upon the quoted market price of the Company’s common shares adjusted for control premium. Prior to the IPO, the fair value of the Company was determined based on a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. Second, if the carrying amount of the Company exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the Company in a manner similar to a business combination. No impairment loss on goodwill was recognized for any of the periods presented.

(t)	Employee benefit plans

As stipulated by the regulations of the PRC, the Company’s PRC subsidiaries and its consolidated VIE are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. The contributions to these plans range from 40.7% to 44.7% of the employee’s salaries. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. During the years ended March 31, 2007, 2008 and 2009, the Group contributed RMB4,190,954, RMB5,619,135 and RMB6,934,683 to these plans, respectively.

(u)	Earnings (loss) per share

In accordance with SFAS No.128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF Issue No. 03-06”), basic earnings (loss) per share is computed by dividing net earnings (loss) available (applicable) to common shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights in undistributed earnings. The Company’s convertible preferred shares that were outstanding during the year ended March 31,

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
2008 were considered participating securities since the holders of these securities may participate in dividends with common shareholders based on a pre-determined formula.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) available (applicable) to common shareholders as adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preferred shares (using the as-converted method) and common shares issuable upon the exercise of outstanding share options, warrants and restricted shares (using the treasury stock method). Common equivalent shares in the diluted earnings (loss) per share computation are excluded to the effect that they would be anti-dilutive.

(v)	Segment reporting

The Group has no operating segments, as that term is defined by FASB Statement No. 131, “Disclosure About Segments of an Enterprise and Related Information.” Substantially all of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(w)	Recently issued accounting standards

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

In April 2008, the FASB issued FASB Staff Position FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the guidance in SFAS No. 142, “Goodwill and Other Intangible Asset”, about estimating the useful lives of recognized intangible assets, and requires additional disclosures related to renewing or extending the terms of recognized intangible assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Management does not expect the initial adoption of FSP FAS 142-3 will have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 addresses accounting and disclosure requirements related to subsequent events and

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets”, (“SFAS No. 166”) and No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”), which significantly changes the accounting for transfers of financial assets and the criteria for determining whether to consolidate a variable interest entity (VIE). SFAS No.166 eliminates the QSPE concept, establishes conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the financial-asset derecognition criteria, revises how interests retained by the transferor in a sale of financial assets initially are measured, and removes the guaranteed mortgage securitization recharacterization provisions. SFAS 167 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining a VIE’s primary beneficiary from a mainly quantitative assessment to an exclusively qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. These Statements require additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.” Eliminating the QSPE concept and changing the approach to determining a VIE’s primary beneficiary will mean that more entities will be subject to consolidation assessments and more VIEs likely will be consolidated. SFAS No. 166 and SFAS No. 167 are effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. SFAS No. 166’s disclosure requirements must be applied to transfers that occurred before and after its effective date. The two Statements may not be applied before their effective dates. Management does not expect the initial adoption of SFAS No. 166 and SFAS No. 167 will have a material impact on the Company’s consolidated financial statements.

(3)	ACQUISITION

On October 15, 2007, the Company entered into acquisition agreements to purchase the entire equity interests of Beijing JDX and JDX BVI (the “acquiree”) for RMB10 million. Beijing JDX is a PRC incorporated entity primarily engaged in the development and marketing of software for computer-based tests. JDX BVI is a British Virgin Islands incorporated entity established by the equity holders of Beijing JDX (“selling shareholders”) to hold exclusive licensing rights for the use of technology owned by Beijing JDX. This acquisition is expected to expand the Company’s customer base by allowing it to market test delivery services to the test sponsors that are using the products developed by Beijing JDX.

During the year ended March 31, 2008, cash payments of RMB4.3 million were made to the selling shareholders as a deposit for the acquisition. According to the supplementary agreement signed in August 2008, Beijing JDX should refund RMB2 million of the deposit with the remaining consideration of RMB7.7 million payable through the offset of a receivable due from the selling shareholders of RMB4.7 million related to the exercise of the warrant described below and cash of RMB3 million. As of March 31, 2009, the unpaid cash consideration was RMB2,305,553, of which RMB2,000,000 was paid in April 2009 and RMB305,553 was paid in July 2009.

In conjunction with the acquisition agreements, the Company also issued warrants to purchase 126,803 of the Company’s common shares to certain selling shareholders. The exercise price of the warrants was USD5.25 per share. The warrants were exercisable upon the closing of the transaction and expire on January 13, 2008. The fair value of the warrants was RMB838,707

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(USD111,600), based on an independent valuation by Jones Lang LaSalle Sallmanns Limited using the Binomial option pricing model. The fair value of the warrants was recorded as a deposit for the acquisition with a corresponding credit to additional paid-in capital in the consolidated balance sheets. On January 5, 2008, the expiration date of the warrants was extended to April 30 and on April 24, 2008, the expiration date was further extended to June 30, 2008. On May 10, 2008, the warrants were exercised prior to the consummation of the acquisition that resulted in a further modification to the original term of the warrants. The common shares were delivered in February 2009 when the acquisition was consummated as described below. As a result of these changes to the original terms of the warrants, the fair value of the warrants was re-measured to RMB632,145 based on an independent valuation by Jones Lang LaSalle Sallmanns Limited.
On February 28, 2009, the Company obtained the approval from the State Administration of Foreign Exchange (“SAFE”) for wiring foreign-currency-denominated purchase price into the PRC. On this date, the Company signed an agreement with the selling shareholders that the Company has obtained a controlling financial interest in the acquiree and effective control of the acquiree has been transferred to the Company. The results of Beijing JDX and JDX BVI have been included in the consolidated results of the Company since February 28, 2009.
The aggregate purchase price was RMB10,726,227, including the above-mentioned fair value of the warrants of 632,145 and legal fees of RMB94,082.
The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Current assets	1,750,372
Property and equipment	677,552
Intangible assets	2,100,000
Goodwill	16,542,727

Total assets acquired	21,070,651

Current liabilities assumed	(10,344,424)

Net assets acquired	10,726,227

The acquired intangible assets consisted of RMB800,000 assigned to testing service technology with three-year useful life and RMB1,300,000 assigned to customer relationships with twelve-year useful life. The excess of the purchase price over the net tangible assets and identifiable intangible assets acquired was recorded as goodwill (see Note 8). The goodwill represents the benefits that the acquired business are expected to bring to the Company in the future by securing the technology edge of the Company in computer-based testing and expanding the Company’s customer base. Goodwill is allocated to the enterprise level. Goodwill is not tax deductible under the local tax law.
Since the total consideration paid for the acquisition of JDX and the total assets of JDX are immaterial to the total assets of the Company, no pro forma results of operations information has been provided as though the business combination had occurred at the beginning of the years ended March 31, 2009 and 2008.
(4)	ACCOUNTS RECEIVABLE, NET Accounts receivable, net is summarized as follows:

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2008	2009
	RMB	RMB
Accounts receivable	64,126,401	74,275,754
Less: Allowance for doubtful accounts	(623,993)	(3,198,960)

Accounts receivable, net	63,502,408	71,076,794

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The Group’s accounts receivable also comprise amounts earned and recognized under contractual terms but not yet billed (unbilled receivables). Management expects that substantially all unbilled receivables will be billed and collected within twelve months at each balance sheet date. Historically the Group has been able to collect substantially all amounts due under the contract terms without making material concessions on payments.

As of March 31, 2008 and 2009, accounts receivable included amounts of RMB6,930,326 and RMB1,769,168, respectively that the Group had the right to bill according to the contract terms but related revenue was not recognized.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2007, 2008 and 2009 is as follows:

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	1,940,422	2,440,151	623,993
Additions charged to bad debt expense	499,729	1,655,412	6,531,940
Write-off of accounts receivable	—	(3,471,570)	(3,956,973)

Ending allowance for doubtful accounts	2,440,151	623,993	3,198,960

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(5)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

			March 31,
			2008	2009
			RMB	RMB
Prepaid royalty	(a	)	2,419,327	7,464,373
Prepaid business tax			750,525	698,831
Deferred income tax assets			655,640	2,763,798
Advances to employees			213,497	1,502,748
Advances to third parties			—	550,000
Other current assets			618,619	2,155,054

Total			4,657,608	15,134,804

(a)	The balance mainly included prepaid royalty fees to Microsoft and SHL Group Limited (“SHL”), which are charged to cost of revenues based on actual usage and over the contract period, respectively.
(6)	DISPOSITION OF INVESTMENTS IN AFFILIATES

The Group’s investment in Jiangsu ATA Software Co., Ltd. (“ATA Jiangsu”) was written down to zero in 2003 and the application of the equity method was suspended since that time. As a result of the completion of ATA Jiangsu’s liquidation on May 10, 2006, the Group recognized a gain of RMB1,509,228, representing RMB29,141 cash proceeds and RMB1,480,087 forgiveness of a liability. In April 2007, the Group received liquidation proceeds of RMB988,133 in cash from ATA Jiangsu’s major shareholder, which was recognized as a gain upon receipt.

The sale of Xiamen Wendu Software Education Invesment (“Wendu Education”) was consummated on August 26, 2007, which was the date of approval by the shareholders of Wendu Education. During the year ended March 31, 2008, ATA Learning recognized a gain of RMB2,837,451 on the sale of Wendu Education.

(7)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2008	2009
	RMB	RMB
Computer equipment	10,837,503	15,254,381
Furniture, fixtures and office equipment	338,060	479,553
Software	1,943,501	11,158,701
Motor vehicles	676,000	1,189,894
Leasehold improvements	3,791,896	5,284,964

	17,586,960	33,367,493
Less: Accumulated depreciation and amortization	(6,918,660)	(12,380,021)

Property and equipment, net	10,668,300	20,987,472

(8)	GOODWILL AND OTHER INTANGIBLE ASSETS

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(a)	Intangible Assets
The following table summarizes the Company’s intangible assets, all of which were acquired in fiscal 2009, as of March 31, 2009.

			March 31, 2009
						Weighted
			Gross		Net	Average
			carrying	Accumulated	carrying	Amortization
			amount	amortization	amount	Period
			RMB	RMB	RMB	Years
ETS TOEIC license	(a	)	24,126,706	(201,056)	23,925,650	10
Testing service technology			800,000	(22,222)	777,778	3
Customer relationships			1,300,000	(9,167)	1,290,833	12

Total Intangible assets			26,226,706	(232,445)	25,994,261

(a)      The balance represented the amounts paid to Educational Testing Service (“ETS”) under the country master distributor agreement for the Company to acquire the exclusive right to market, distribute administer and sell the Test of English for International Communication (“TOEIC”) in mainland PRC for ten years starting from March 2009.
Amortization expense for intangible assets was RMB232,445 for the year ended March 31, 2009. Estimated amortization expense for the next five years is: RMB2,787,671 in 2010, RMB 2,787,671 in 2011, RMB2,765,449 in 2012, RMB2,521,004 in 2013, and RMB2,521,004 in 2014.
(b)	Goodwill

The change in the carrying amount of goodwill is as follows:

RMB
Balance as of April 1, 2008	6,880,123
Acquisition of JDX (Note 3)	16,542,727

Balance as of March 31, 2009	23,422,850

There were no changes in the carrying amount of goodwill during the years ended March 31, 2007 and 2008.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(9)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

			March 31,
			2008	2009
			RMB	RMB
Business and other taxes payable			4,042,731	8,276,822
Accrued payroll and welfare			5,209,933	5,653,587
Accrued test monitoring fees			3,549,718	4,591,020
Accrued discounts to customers			1,694,000	3,509,550
Purchase price payable to JDX shareholders			—	2,305,553
Accrued certificates costs			—	1,940,000
Payable for test station development fee			1,881,400	1,917,400
Royalty fees payable			4,735,291	1,837,651
Income taxes payable			1,551,179	1,583,948
Accrued professional services expenses			744,073	1,446,687
Accrued agent fee for test-based education services			843,555	1,168,442
Payable for purchase of PP&E			156,500	1,028,600
Accrued initial public offering costs			1,544,180	—
Other current liabilities	(a	)	3,869,753	9,691,020

Total accrued expenses and other payables			29,822,313	44,950,280

(a)	The balance as of March 31, 2008 and 2009 mainly included accrued advertising and marketing, traveling expenses and rental expenses, etc.
(10)	DEFERRED REVENUES
The movement in deferred revenues for the years ended March 31, 2008 and 2009 is as follows:

	March 31,
	2008	2009
	RMB	RMB
Balance at beginning of year	34,238,253	43,733,887
Additions for the year:
Testing services	46,081,892	61,838,373
Test-based educational services	42,549,668	37,251,990
Test preparation and training solutions	141,227	8,541,560
Other revenue	2,844,728	3,026,601

	125,855,768	154,392,411

Reduction for the year:
Testing services	(32,107,779)	(59,284,870)
Test-based educational services	(46,561,753)	(39,783,833)
Test preparation and training solutions	(46,961)	(8,608,645)
Other revenue	(3,405,388)	(850,654)

Balance at end of year	43,733,887	45,864,409

Representing:
Current portion	36,707,916	40,238,256
Non-current portion	7,025,971	5,626,153

Total deferred revenues	43,733,887	45,864,409

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(11)	NET REVENUES

The components of net revenues for the years ended March 31, 2007, 2008 and 2009 are as follows:

			Year Ended March 31,
			2007	2008	2009
			RMB	RMB	RMB
Testing services			24,628,465	78,197,704	137,046,628
Test-based educational services			42,803,677	48,594,550	42,545,536
Test preparation and training solutions	(a	)	10,075,778	36,908,179	25,071,400
Other revenue	(b	)	7,372,957	8,387,794	12,881,739

Total revenues, net			84,880,877	172,088,227	217,545,303

(a)	Product sales are included in the test preparation and training solutions revenue.

(b)	Other revenue primarily includes licensing fees from authorized test centers, test development services, and test certificate services.
(12)	INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company, ATA BVI and JDX BVI are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or JDX BVI, no withholding tax is imposed.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

Prior to January 1, 2008, the general PRC’s statutory income tax rate was 33%. ATA Testing, ATA Learning and ATA Online were recognized as “High New Technology Enterprises” (“HNTEs”) registered in the Beijing New Hi-tech Industry Development and Experimental Zone, and therefore were entitled to both a preferential income tax rate of 15% and a tax holiday of 3-year full exemption followed by a 3-year 50% exemption (“3+3 tax holiday”). ATA Testing, ATA Learning and ATA Online commenced their 3+3 tax holidays in 1999, 2003 and 2007, respectively. Based on the above, ATA Testing was subject to income tax at 15% for calendar years 2006 and 2007; ATA Learning was subject to income tax at 7.5% for calendar years 2006 and 2007; and ATA Online was subject to income tax at 0% for calendar year 2007.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (“new EIT Law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign invested enterprises. The new EIT Law is effective as of January 1, 2008. The new EIT Law and its relevant regulations provide a 5-year transitional period from January 1, 2008 for entities which were established before March 16, 2007 and which were entitled to the preferential income tax rate of 15% under the then effective tax laws and regulations, as well as grandfathering the 3+3 tax holidays until their expiry. The transitional rates under the 5-year transitional period are 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Further, according to the new EIT Law, entities that qualify as “Advanced and New Technology Enterprise” (“ANTE”) are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for ANTE under the new EIT Law were not issued until April 2008. Under the new EIT Law and the Company’s interaction with the local tax authorities, as of March 31, 2008, ATA Testing was subject to income tax at 25% from calendar year 2008 onwards; ATA Learning was subject to income tax at 9% for

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
calendar year 2008 and 25% from calendar year 2009 onwards; ATA Online was subject to income tax at 0%, 0%, 11%, 12%, 12.5% and 25% for calendar years 2008, 2009, 2010, 2011, 2012 and 2013 onwards, respectively.

In January 2009, ATA Testing received approval from the tax authority that it qualified as an ANTE by the issuance of the ANTE certificate. The certificate is valid for a period of 3 years, effective retroactively from January 1, 2008 until December 31, 2010. Accordingly, ATA Testing is entitled to the preferential income tax rate of 15% for calendar years 2008 to 2010. ATA Testing is subject to income tax at 25% from calendar years 2011 onwards unless it can requalify as an ANTE. As of March 31, 2009, ATA Learning and ATA Online did not receive approval as an ANTE since neither company applied with the tax authorities. Based on further communication with the local tax authorities, ATA Learning and ATA Online are subject to income tax at 25% from calendar years 2008 onwards.

Beijing JDX is subject to income tax at the applicable statutory rates.

The new EIT Law and its relevant regulations also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2009, the Company has not provided for income taxes on earnings of RMB19,762,509 generated by its PRC consolidated entities since January 1, 2008 as the Company has plans to reinvest these earnings indefinitely in the PRC. As of March 31, 2009, the unrecognized deferred income tax liability related to these earnings was RMB 1,976,251.

The earnings (loss) before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(18,678,162)	(24,703,655)	(16,104,769)
PRC	95,152	52,194,788	45,552,957

Earnings (loss) before income taxes	(18,583,010)	27,491,133	29,448,188

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
PRC
Current	26,187	5,798,007	8,886,688
Deferred	(1,819,345)	1,523,347	(2,248,715)

Total	(1,793,158)	7,321,354	6,637,973

The actual income tax expense (benefit) as reported in the consolidated statements of operations differs from the respective amount computed by applying the PRC statutory income tax rate of 33% for the year ended March 31, 2007 and 25% for the years ended March 31, 2008 and 2009 to earnings (loss) before income taxes due to the following:

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
Computed “expected” income tax expense (benefit)	(6,132,393)	6,872,783	7,362,047
Increase (decrease) in valuation allowance	(2,291,477)	(57,309)	66,008
Tax holiday	155,072	(823,254)	—
Preferential income tax rate	(555,685)	(5,507,070)	(4,610,609)
Entities not subject to income tax	6,163,793	6,175,914	3,644,542
Deductible software amortization	(330,000)	(250,000)	(250,000)
Non-deductible expenses	927,649	725,147	2,105,319
Taxable inter-company licensing fees	767,928	684,518	—
Tax exempt income	(498,045)	(586,695)	(538,466)
Changes in tax rates	—	(44,821)	457,095
Research and development super deduction	—	—	(1,519,273)
Other	—	132,141	(78,690)

Actual income tax expense (benefit)	(1,793,158)	7,321,354	6,637,973

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.
Basic and diluted net earnings (loss) per common share effect of the tax holiday for the years ended March 31, 2007, 2008 and 2009 are as follows:

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
Basic	(0.01)	0.03	—

Diluted	(0.01)	0.02	—

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2008	2009
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	14,577	1,755,480
Pre-operating expenses	7,728	—
Property and equipment, net	208,667	349,224
Allowance for doubtful accounts	240,985	629,252
Accrued expenses and other payables	392,350	2,069,870

Total gross deferred income tax assets	864,307	4,803,826
Less: Valuation allowance	—	(1,355,387)

Net deferred income tax assets	864,307	3,448,439

Deferred income tax liabilities:
Intangible assets acquired in JDX acquisition:
Testing service technology	—	200,000
Customer relationships	—	325,000

Total gross deferred income tax liabilities	—	525,000

Net deferred income tax asset	864,307	2,923,439

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2008	2009
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	655,640	2,763,798
Non-current deferred income tax assets, included in other assets	208,667	349,224
Non-current deferred income tax liabilities	—	(189,583)

Net deferred income tax assets	864,307	2,923,439

The valuation allowance for deferred income tax assets as of April 1, 2008 and 2007 was RMB nil and RMB57,309, respectively. The net change in total valuation allowance for each of the years ended March 31, 2007, 2008 and 2009, was a decrease of RMB2,291,477, a decrease of RMB 57,309 and an increase of RMB1,355,387, respectively. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of March 31, 2008, based on projections for future taxable income over the periods in which the deferred income tax assets would be deductible or could be utilized, no valuation allowance was recorded because management believes it was more likely than not that the Group would realize the tax benefits. As of March 31, 2009, due to the cumulative losses in Beijing JDX in recent years and after consideration of the scheduled reversal of existing deferred tax liabilities of RMB335,417, a valuation allowance of RMB1,355,387 was provided for the deferred income tax assets of Beijing JDX. As of March 31, 2009, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance of 1,355,387. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2009 could be reduced in the near term if estimates of future taxable income are reduced. Subsequently recognized tax benefits related to the valuation allowance for deferred income tax assets as of March 31, 2009 will be recorded as income tax benefit in the consolidated statements of operations after the measurement period under SFAS No. 141 (R).

As of March 31, 2009, the Group has net tax loss carryforwards for PRC income tax purpose of RMB7,021,919, which are available to offset future taxable income, if any, with RMB1,568,008 through December 31, 2012, RMB2,333,475 through December 31, 2013, and RMB 3,120,436 through December 31, 2014, respectively.

As of April 1, 2007 and for the years ended March 31, 2008 and March 31, 2009, the Group had no unrecognized tax benefits relating to uncertain tax positions. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months. No interest or penalties related to unrecognized tax benefits have been accrued as of April 1, 2007 and as of March 31, 2008 and 2009.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2004.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(13)	SHARE BASED COMPENSATION

Options granted to officers

In May 2003, the Company granted share options to two officer employees as a reward for their services. The options provided the officer employees to purchase 1,369,863 common shares of the Company at an exercise price of USD0.545 (RMB3.72) per share.

In April 2008, the officer employees exercised the options at a price of RMB5,226,173, which was paid by a one-year non-interest bearing notes payable of RMB5,226,173 to the Company, The payment of the exercise price through a loan resulted in a modification to the original terms of the options. An additional compensation expense of RMB354,980 was recorded in the consolidated statement of operations for the year ended March 31, 2009. The notes payable were repaid in April 2009.
2005 Share incentive plan
In April 2005, the Company adopted a share incentive plan (the “2005 Plan”), pursuant to which the Company is authorized to issue options to officers, employees, directors and consultants of the Group to purchase up to 2,894,000 of its common shares. In October, 2007, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the 2005 Plan to 3,310,300 shares. The 2005 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2005 Plan). As of March 31, 2009, 3,235,800 share options have been granted under the 2005 Plan.
2008 Share incentive plan
On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, 2) 336,307 shares, and 3) any lesser number of shares determined by the Company’s board of directors. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2009, 186,668 share options and 274,000 nonvested shares have been granted under the 2008 Plan.
Under both the 2005 Plan and 2008 Plan, share options are generally granted with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the option grant. Share options are granted at an exercise price equal to the fair market value of the Company’s share at the date of grant and expire 10 years from the grant date .

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
A summary of the share option activities for the years ended March 31, 2007, 2008 and 2009 is presented below:

		Weighted	Weighted average	Aggregate
	Number	average	remaining	intrinsic
	of shares	exercise price	contractual term	value(note)
		USD
Outstanding at April 1, 2006	3,513,463	1.909
Granted	580,400	3.600
Exercised	—	—
Forfeited	(41,000)	3.600
Expired	—	—

Outstanding at March 31, 2007	4,052,863	2.134
Granted	491,800	3.834
Exercised	—	—
Forfeited	(5,000)	3.600
Expired	—	—

Outstanding at March 31, 2008	4,539,663	2.317
Granted	86,668	4.779
Exercised	(1,369,863)	0.545
Forfeited	(21,000)	3.600
Expired	—	—

Outstanding at March 31, 2009	3,235,468	3.125	6.9 years	USD Nil

Exercisable as of March 31, 2009	2,591,627	2.941	6.6 years	USD Nil

Note: The aggregate intrinsic value of options outstanding and exercisable at March 31, 2009 was calculated based on the closing price of the Company’s common shares on March 31, 2009.

The total intrinsic value of options exercised in the years ended March 31, 2007, 2008 and 2009 are USD nil, USD nil and USD6,550,680, respectively.

Information relating to options outstanding and exercisable as of March 31, 2009 is as follows:

Options outstanding as of March 31, 2009			Options exercisable as of March 31, 2009
Number	Exercise Price	Remaining	Number	Exercise Price	Remaining
of Shares	per Share	Contractual Life	of Shares	per Share	Contractual Life
	USD			USD
1,312,600	2.263	6.0 years	1,303,188	2.263	6.0 years
773,000	3.600	6.7 years	628,063	3.600	6.7 years
330,400	3.600	7.2 years	240,917	3.600	7.2 years
250,000	3.600	7.7 years	151,042	3.600	7.7 years
382,800	3.600	8.5 years	239,250	3.600	8.5 years
100,000	4.750	8.8 years	29,167	4.750	8.8 years
50,000	6.315	9.3 years	—	6.315	9.3 years
13,335	2.685	9.9 years	—	2.685	9.9 years
23,333	2.685	9.9 years	—	2.685	9.9 years

3,235,468	3.125	6.9 years	2,591,627	2.941	6.6 years

The weighted-average grant-date fair value of options granted during the years ended March 31, 2007, 2008 and 2009 was USD0.538 (RMB3.676), USD3.165 (RMB21.626) and USD2.748 (RMB18.777) per share, respectively. The Company calculated the fair value of the share options using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized as follows:

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2007		2008		2009
Expected weighted average volatility	56%		52%		73%
Expected weighted average dividends	—		—		—
Suboptimal exercise factor	2.0	x	2.0	x	2.0	x
Weighted average risk-free interest rate (per annum)	4.83%		3.80%		3.53%
Estimated weighted average fair value at grant date of underlying common shares (per share)	USD1.36		USD4.98		USD4.79
For options granted prior to January 28, 2008, the expected volatility was based on the historical volatilities of comparable publicly traded training and testing services companies operating in the United States because the Company did not have an internal market for its shares prior to that date. The suboptimal exercise factor is related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

The estimated fair value of the common shares of the Company for options granted prior to January 28, 2008, was determined by management based on valuations of the Company’s common shares that were conducted by Jones Lang LaSalle Sallmanns Limited, an independent third-party valuation firm, supplemented by management estimate of the forecasted profitability and cash flows of the Group. For options granted on January 28, 2008, the fair value of underlying common shares was the Company’s IPO price of USD4.75 per share; for options granted after January 28, 2008, the fair value of underlying common shares was one half of the closing price of the Company’s ADSs on grant date.

Compensation expense for share options is allocated to the following expense items:

	Year Ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Cost of revenues	249,888	264,362	125,494	18,366
Research and development	196,338	482,378	271,753	39,771
Sales and marketing	294,355	2,132,663	1,054,751	154,364
General and administrative	1,756,737	4,373,117	3,785,636	554,031

Total share based compensation expenses	2,497,318	7,252,520	5,237,634	766,532

No income tax benefit was recognized because the compensation expense for the share options was recognized by the Company, a tax exempt entity.

As of March 31, 2009, RMB2,786,562 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over the next 4 years.

Nonvested shares

On February 12, 2009, 274,000 nonvested shares were granted to employees and officers under the 2008 Plan. 25% of the shares granted vest on February 12, 2010 and the remaining 75% vest ratably at the end of each month over the following 36-month period. Share-based compensation expense with respect to the unvested shares was measured based on the fair value of the Company’s common shares at the date of grant.

A summary of the unvested shares activities for the year ended March 31, 2009 is presented below:

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

		Grant date	Weighted average
	Number	weighted average	remaining
	of shares	faire value	contractual term
	USD
Outstanding at March 31, 2008	—	—
Granted	274,000	546,630
Vested	—	—
Forfeited	(5,000)	(9,975)

Outstanding at March 31, 2009	269,000	536,655	9.9 years

Fully vested as of March 31, 2009	—	—	9.9 years

Compensation expense recognized for unvested shares for the years ended March 31, 2007, 2008 and 2009 is allocated to the following expense items:

	Year Ended March 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	USD
Cost of revenues	—	—	49,912	7,305
Research and development	—	—	91,944	13,456
Sales and marketing	—	—	128,722	18,838
General and administrative	—	—	89,317	13,072

Total share based compensation expenses	—	—	359,895	52,671

As of March 31, 2009, RMB3,307,005 of total unrecognized compensation expense related to unvested shares is expected to be recognized over the next 4 years.

(14)	COMMON SHARES

On April 12, 2002, ATA Testing entered into a loan agreement with a third-party (“the Lender”) and borrowed RMB19,000,000. In connection with the extension of the loan, in May 2003, ATA BVI issued a warrant to purchase 5,479,452 of its common shares to the Lender. The exercise price of the warrant was RMB19,000,000. In June 2006, the Lender exercised the warrant. The excess of the total price over the par value of the common shares (RMB438,564) of RMB18,561,436 was recorded in additional paid-in capital.

On January 7, 2008, the board of directors of the Company approved to increase the authorized share capital of the Company to USD5 million consisting of 500 million common shares, effective on February 1, 2008.

In February 2008, upon the completion of the Company’s IPO and exercise of the over-allotment options by the underwriters, the Company issued 10,000,226 common shares, representing 5,000,113 ADS (See Note 1).

On March 31, 2005, the Company issued 6,628,369 Series A convertible shares to two investors — SAIF and Winning King Ltd. In conjunction with the issuance of Series A convertible shares, the Company also issued a warrant to purchase 883,783 Series A-1 convertible shares at an exercise price of USD3.3945 (RMB27.2119) per share. On May 1, 2006, SAIF exercised the warrant. The exercise of the warrant resulted in the issuance of Series A-1 convertible shares at a price of RMB24,049,448 (USD3,000,000).

Upon the completion of the Company’s IPO on February 1, 2008, all issued and outstanding Series A and Series A-1 convertible preferred shares were converted into 11,730,554 common shares.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
In September 2008, the Company retired 3,579,320 treasury shares that was originally repurchased in 2005 for RMB16,106,940. The excess of the repurchase price over the par value of the retired common shares (RMB295,799) of RMB15,811,141, was charged to additional paid-in capital. In addition, the Company retired 7 common shares that were forfeited by shareholders when transferring their common shares in exchange for ADSs.

In April 2008, as described in note 13, two officer employees exercised their options to purchase 1,369,862 common shares at a total price of RMB5,226,173, which was paid by one-year non-interest bearing notes payable of the same amount to the Company. The excess of the total exercise price over the par value of the common shares (RMB95,895) of RMB5,130,278, was recorded in additional paid-in capital. The notes receivable from the two officer employees of RMB5,226,173 was recorded in shareholders’ equity as a contra-equity item and was repaid in April 2009.

In April and May 2008, warrants to purchase 547,944 common shares at an exercise price of USD0.545 per share were exercised by the warrant holder. The excess of the total exercise price over the par value of the common shares (RMB38,437) of RMB2,054,176, was recorded in additional paid-in capital.

As described in note 3, the Company issued warrants to purchase 126,803 of its common shares to certain selling shareholders. During the year ended March 31, 2009, the selling shareholders exercised the warrant and purchased 126,803 common shares at a total exercise price of RMB4,660,677. The excess of the total exercise price over the par value of the common shares (RMB8,876) of RMB4,651,801 was recorded in additional paid-in capital.

The Company’s board of directors has approved a share repurchase program on November 13, 2008 to repurchase up to USD5 million worth of its outstanding ADSs from time to time in open-market transactions. As of March 31, 2009, the Company repurchased 276,107 ADSs, representing 552,214 common shares at a total repurchase price of RMB10,126,861 (USD1.47 million).

(15)	STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2008 and 2009, the PRC consolidated entities appropriated RMB102,597 and RMB3,334,751, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(16)	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of one to five years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2009 are:

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

Minimum
Lease Amount
RMB
Year ended March 31, 2010	3,439,762
Year ended March 31, 2011	3,570,263
Year ended March 31, 2012	3,292,124
Year ended March 31, 2013	3,292,124
Year ended March 31, 2014	2,758,669

16,352,942

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2007, 2008 and 2009 were RMB4,259,792, RMB5,152,429 and RMB5,067,740, respectively.

Capital commitments

On August 7, 2008, the Company entered into agreements to purchase its Beijing office space for cash of RMB51.5 million. On August 12, 2008, RMB0.4 million was paid to the seller as a deposit and the remainder of the consideration was paid to the sellers on 21 July, 2009. The minimum lease commitments information does not reflect the total lease payments of RMB887,310 relating to the Beijing office for the period from April 1, 2009 to the date of acquisition.

(17)	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Year Ended March 31,
	2007	2008	2009
	RMB	RMB	RMB
Net earnings (loss)	(16,789,852)	20,169,779	22,810,215
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	20,594,071	25,442,650	45,376,008

Plus: Incremental shares issuable upon Exercise of share options and vesting of unvested shares	—	2,062,324	1,027,986
Exercise of warrants	—	481,125	27,524
Conversion of convertible preferred shares	—	9,775,462	—

Denominator for diluted earnings (loss) per share	20,594,071	37,761,561	46,431,518

Basic earnings (loss) per common share	(0.82)	0.79	0.50

Diluted earnings (loss) per common share	(0.82)	0.53	0.49

The Company’s common equivalent shares for the years ended March 31, 2007, 2008 and 2009 consist of 920,119, 2,062,324 and 1,027,986 common equivalent shares issuable upon exercise of share options and the vesting of unvested shares (using the treasury stock method), respectively;1,143,994, 481,125 and 27,524 common equivalent shares issuable upon exercise of warrants (using the treasury stock method), respectively; and 11,655,493, 9,775,462 and nil common equivalent shares issuable upon conversion of preferred shares (using the as-converted method), respectively. For the year ended March 31, 2007, all common equivalent shares in the diluted loss per share computation were excluded as their effect would be anti-dilutive.

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(18)	RELATED PARTY TRANSACTIONS

The principal related party transactions during the years ended March 31, 2007, 2008 and 2009 are as follows:

			Year Ended March 31,
			2007	2008	2009
	Note		RMB	RMB	RMB
Repayment of loan provided to Keying Shiji Co., Ltd. (“Keying”)	(a	)	540,000	—	—

Repayment of expenses paid by ATA Jiangsu	(b	)	60,857	—	—

Extinguishmentof a liability to ATA Jiangsu	(b	)	1,480,087	—	—

Collection from ATA Jiangsu as a result of the liquidation	(b	)	29,141	—	—

Advances to shareholders and management:
- Operations related	(c	)	2,631,924	—	—
- Other	(d	)	1,655,213	—	—

Repayment of advances provided to shareholders and management:
- Operations related	(c	)	3,501,960	19,770	—
- Other	(d	)	4,593,746	—	—

Repayment of advances provided by shareholders and management:
- Operations related	(c	)	102,776	—	—

Notes:

(a)	Two executive officers of the Company, own 90% and 10% shares, respectively, of Keying. The loans made to Keying during the year ended March 31, 2006 were to finance Keying’s working capital and were interest free, unsecured and repayable on demand. Keying repaid the loan in full during the year ended March 31, 2007.

(b)	ATA Jiangsu (a previous affiliate of the Company) paid certain operating expenses on behalf of ATA Testing. During the year ended March 31, 2007, the Company repaid RMB60,857. As described in note 6, a liability to ATA Jiangsu of RMB1,480,087 was extinguished upon the dissolution and liquidation of ATA Jiangsu.

(c)	The management and shareholders of the Group received/provided advances for business related activities that are charged to the consolidated statements of operations when the expenses are incurred.

(d)	The management and shareholders of the Group provided advances to the Group for working capital purposes. In addition, the Group provided advances to management and shareholders for operational or other purposes. The balances due to/from management and shareholders were settled as of March 31, 2007.
(19)	FAIR VALUE MEASUREMENTS AND HEIRARCHY

The fair values of the financial instruments described below as of March 31, 2009 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions

ATA INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
The carrying amounts of cash, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets and accrued expenses and other payables approximate their fair value because of the short-term nature of these investments.
The fair values of long-term advances to third parties (included in other assets) as of March 31, 2008 and 2009 are RMB9,092,940 and RMB nil respectively, and are estimated by discounting expected future cash flows using the interest rate (7.47% for the year ended March 31, 2008) at which similar loans would be made to borrowers with similar credit ratings and remaining maturities.
As previously described, the Company adopted SFAS No. 157 on April 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.
(20)	SUBSIDY INCOME

In the year ended March 31, 2009, the Company received an award of RMB2,000,000 from the local government because of the Company’s successful listing in U.S. capital market.

(21)	REFUND OF ADR PROGRAM ADMINISTRATION EXPENSES

Citibank, N.A., the exclusive Depositary for the Company’s American Depositary Receipts Program (“ADR Program”), agrees to waive certain fees and to absorb certain costs relating to the ADR Program (“Program Administration Expenses”) as set forth in an agreement dated November 21, 2007 upon the Company’s successful initial public offering. The refund of Program Administration Expenses was RMB nil and RMB2,912,198 for the years ended March 31, 2008 and 2009, respectively, which were recorded as a reduction to the general and administrative expenses.