Form 20-F
period 2010-03-31
ATA Inc.
filed 2010-07-07
CIK 1420529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010

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
Benson Tsang
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
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,441,762 common shares.
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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
     This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2008, 2009 and 2010 and audited consolidated balance sheets as of March 31, 2009 and 2010. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
     The following selected consolidated statement of operations data for the fiscal years ended March 31, 2008, 2009 and 2010 (other than ADS data), and the selected consolidated balance sheet data as of March 31, 2009 and 2010, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended March 31, 2006 and 2007 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2006, 2007 and 2008 are derived from audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the Year Ended March 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statement of Operations Data:
Net Revenues
Testing services	18,170	24,628	78,198	137,046	187,158	27,419
Test-based educational services	35,138	42,804	48,594	42,546	31,787	4,658
Test preparation and training solutions	340	10,076	36,908	25,071	11,149	1,633
Other	15,389	7,373	8,388	12,882	14,938	2,188

Total net revenues	69,037	84,881	172,088	217,545	245,032	35,898
Gross profit	35,049	43,779	105,141	124,937	115,497	16,921
Total operating expenses	36,140	63,375	81,713	98,549	145,552	21,324
Income (loss) from operations	(1,091)	(19,596)	23,428	26,388	(30,055)	(4,403)
Interest expense	(22,713)	—	—	—
Foreign currency exchange gains (losses), net	(1,050)	(909)	(236)	665	(284)	(42)
Net income (loss)	(24,809)	(16,790)	20,170	22,810	(35,350)	(5,179)
Accretion of Series A redeemable convertible preferred shares to redemption value	(13,889)	—	—	—	—	—
Foreign currency exchange transaction adjustment on Series A redeemable convertible preferred shares	3,269	—	—	—	—	—
Net income (loss) available (applicable) to common shareholders	(35,429)	(16,790)	20,170	22,810	(35,350)	(5,179)

	For the Year Ended March 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Basic earnings (loss) per common share	(2.16)	(0.82)	0.79	0.50	(0.79)	(0.12)
Diluted earnings (loss) per common share	(2.16)	(0.82)	0.53	0.49	(0.79)	(0.12)
Basic earnings (loss) per ADS (1)	(4.32)	(1.64)	1.58	1.00	(1.58)	(0.23)
Diluted earnings (loss) per ADS (1)	(4.32)	(1.64)	1.06	0.98	(1.58)	(0.23)

Weighted average ordinary shares outstanding
Basic	16,420,680	20,594,071	25,442,650	45,376,008	44,789,512
Diluted	16,420,680	20,594,071	37,761,561	46,431,518	44,789,512

	At March 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Balance Sheet Data:
Cash	44,624	45,019	332,197	310,503	213,874	31,333
Accounts receivable, net	12,984	16,978	63,502	71,077	82,900	12,145
Total current assets	67,989	76,656	403,309	399,002	309,074	45,280
Total assets	88,384	108,165	436,634	471,245	428,503	62,777
Note payable, current	19,000	—	—	—	—	—
Deferred revenues, current	22,340	26,341	36,708	40,238	25,837	3,785
Total current liabilities	53,937	45,620	66,530	85,189	78,223	11,460
Deferred revenues, non-current	8,555	7,897	7,026	5,626	4,674	685
Total liabilities	62,492	53,517	73,556	91,004	83,028	12,164
Accumulated deficit	(118,292)	(135,082)	(114,912)	(92,102)	(127,452)	(18,672)
Total shareholders’ equity	25,892	54,648	363,078	380,241	345,475	50,613

(1)	Each ADS represents two common shares.

	For the Year Ended March 31,
	2006	2007	2008	2009	2010
Key Operating Data:
Number of tests delivered (1)	2,583,712	3,335,701	12,787,470	5,063,379	5,760,147

(1)	Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010 was 2,067,714, 3,335,701, 3,632,285, 5,063,379 and 5,760,147, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.
Exchange Rate Information
     We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.8258 to US$1.00, which was the noon buying rate in effect as of March 31, 2010. The noon buying rate on July 2, 2010 was RMB6.7709 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2006	8.1234	8.2765	8.0167	8.0167
Fiscal year ended March 31, 2007	7.8843	8.0300	7.7232	7.7232
Fiscal year ended March 31, 2008	7.4197	7.7345	7.0105	7.0120
Fiscal year ended March 31, 2009	6.8684	7.0185	6.7800	6.8329
Fiscal year ended March 31, 2010	6.8268	6.8319	6.8180	6.8258

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end

Most recent six months:
January 2010	6.8269	6.8295	6.8258	6.8268
February 2010	6.8285	6.8330	6.8258	6.8258
March 2010	6.8262	6.8270	6.8254	6.8258
April 2010	6.8256	6.8275	6.8229	6.8247
May 2010	6.8275	6.8310	6.8245	6.8305
June 2010	6.8184	6.8323	6.7815	6.7815
July 2010 (period through July 2)	6.7758	6.7807	6.7709	6.7709

Source: Federal Reserve Bank of New York for 2008 and prior periods and H.10 weekly statistical release of the Federal Reserve Board for January 2009 and later periods

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the relevant year. Monthly averages are calculated using daily exchange rates during the month.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Business
     If we are not successful in achieving market acceptance for our new service offerings, our revenues and operating results will be adversely affected.
     In order to increase our revenue sources, we have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, including our HR Select employee assessment solution, distribution and administration of the Test of English for International Communication, or TOEIC exam in China and Cambridge ESOL Young Learners English online tutorials, all of which we launched in 2009. Our lower gross margin and operating margin in the fiscal year ended March 31, 2010 relative to the prior fiscal year was partly attributable to higher expenses related to developing and marketing these new service offerings, in particular our HR Select employee assessment solution. The decrease in our gross margin was also due to the significant decrease in the sales of our NTET Platform Tutorial software in the fiscal year ended March 31, 2010, which has relatively high gross margin. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the Chinese government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks which we face expanding in this market include the following:
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
     The success of our new service offerings going forward also depends on our ability to gain and maintain relevant business relationships, such as our relationship with Educational Testing Services, or ETS, in relation to our distribution and administration of TOEIC exams in China and our relationship with the Ministry of Education and Cambridge ESOL in relation to our Cambridge ESOL Young Learners English online tutorials. If our new service offerings are ultimately unsuccessful or do not grow as rapidly as we expect, our net revenues and profitability will be adversely affected.
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
     Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Revenues from our degree major and single course programs may experience seasonal declines during the quarter ending September 30 of each fiscal year, which includes the summer holiday months of July and August, because revenues from the final year of the degree major course programs are earned over a ten-month period (generally September through June) and revenues from most single course programs are earned during a school year, which spans from September of each year to June of the following year. We also expect some seasonality in our accounts receivable related to degree major programs, because we collect from our clients typically around the months of October to November, and a large portion of our clients settle payment with us two to five months after that time. In addition, we have expanded our business into the test preparation and training market. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31.
     In addition, our sales cycles are generally long and unpredictable. A client’s decision to purchase our products and services often involves a lengthy evaluation process. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective clients regarding the use and benefits of our products and services. Moreover, budget constraints and the need for multiple approvals within large enterprises, governmental agencies and educational institutions may also delay purchasing decisions. The inability to obtain the required approval for a course taught using one of our course programs or for procurement of our other products or services may not be known until the negotiation process has progressed for many months. As a result, the sales cycle for our services may last a year or longer. Such a lengthy sales cycle, and any future increases in our sales cycle, could lead to higher sales and marketing expenses and adversely affect our cash flow from operations. In addition, the lengthy sales cycle has made, and may continue to make, our financial results prone to fluctuations or decrease our revenues in a particular period.
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
     The Chinese market for our services is still emerging and evolving rapidly. If market acceptance of our products and services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.
     As the Chinese market for our services is still emerging, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house.
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
     The services offered by our HR Select employee assessment solution are relatively new and market acceptance of this innovative testing product is uncertain. Furthermore, we only generate revenues from a small amount of our customers for now. If we are unable to increase or maintain customer demand for this product, especially those paying customers, our revenue growth may slow or we may experience a decrease in revenues.
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
     We have derived a significant portion of our total net revenues from licensing and service fees from Chinese governmental agencies funded by the Chinese government. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services. For example, in the fiscal year ended March 31, 2010, NTET sales decreased significantly relative to the previous fiscal years, due to the delay in the government’s implementation of the national NTET certification requirement and the associated cuts in relevant government budgets.
     A limited number of our clients have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these clients could significantly reduce our revenues and have a material adverse effect on our results of operations.
     Our two largest clients in the fiscal year ended March 31, 2010, the Securities Association of China and the China Banking Association, accounted for 33.6% and 20.2%, respectively, of our net revenues for that period. We have a five-year master service agreement with the Securities Association of China from September 2006 to September 2011. Pursuant to the master agreement, we enter into an annual contract each year with the Securities Association of China. Our top five clients for the fiscal year ended March 31, 2010 accounted for 63.9% of our net revenues for the fiscal year ended March 31, 2010. Due to our dependence on a limited number of clients, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
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
     We derive a portion of our revenues from course programs using content licensed from Microsoft China and Adobe, and the loss of the right to use these content could materially harm our revenues and results of operations.
     A substantial portion of our single course programs and the individual courses that comprise our degree major course programs use content licensed from IT vendors including Microsoft China and Adobe. Moreover, our degree major and single course programs are attractive to our educational institution clients and their students largely because they offer students the opportunity to obtain a professional certification, such as a Microsoft Certified Professional or Delphi certification, at the same time that they earn academic credit from their school. We expect our revenues from these sources to continue to account for a substantial portion of our revenues. Our contracts for providing course programs and delivering certification exams in China for Microsoft China and Adobe generally have a term of one or two years and are automatically renewable for an additional one or two years. However, our Microsoft China contract is terminable at will without cause by either party with 90 days prior written notice, while our Adobe contract is terminable upon breach or mutual agreement of the parties. We cannot assure you that these IT vendors will renew or will not terminate these contracts and licenses, as they may decide in the future to work with other testing service providers, provide the testing services themselves or license content to another course program developer or to the schools directly. If we were to lose the right to offer certification tests or course programs for these IT vendors, our revenues and results of operations could be materially harmed.
     Substantial defaults by our clients on accounts receivable could have a material adverse effect on our results of operations and financial condition.
     Our accounts receivable as of March 31, 2010 were RMB82.9 million ($12.1 million), of which RMB53.6 million were attributable to the Securities Association of China. We collected RMB29.7 million ($4.3 million) of these accounts receivable from the Securities Association of China in May 2010. The remaining accounts receivable from the Securities Association of China outstanding as of March 31, 2010 relate to test delivery services we provided during the three months ended March 31, 2010. We also had accounts receivable aged over one year of RMB4.2 million ($0.6 million) as of March 31, 2010, primarily relating to the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security. For the fiscal year ended March 31, 2010 we had a RMB27.1 million ($4.0 million) provision for bad debt allowance related to accounts receivable, including RMB23.7 million of accounts receivable for our NTET Tutorial Platform software. If clients which owe us accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off accounts receivable or increase provisions against our accounts receivable, any of which could adversely affect our results of operations and financial conditions.
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
     We believe that maintaining and enhancing the value of the “ATA” brand is important to attracting clients. Our success in maintaining brand awareness will depend on our ability to consistently provide high quality, value-adding, user-friendly and secure products and services. As we expand our product and service offerings, we are increasing our efforts to establish a wider recognition of the “ATA” brand. To establish a wider recognition of our “ATA” brand among test takers, test sponsors and companies, we may need to spend significant resources on advertising. As we have limited experience with advertising and other activities required to establish a widely recognized brand, we cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand identity, our business may not grow and our financial results may be adversely impacted.
     Actions by our authorized test centers could lead to damage to our brand and reputation, which could cause us to incur substantial costs and strain our relationships with our clients.
     As of March 31, 2010, we had contractual relationships with 1,988 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests in a manner consistent with our standards and requirements, or hire qualified personnel and train them properly. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.
     We may face increasing competition from international and domestic Chinese competitors. If we fail to successfully compete, our revenues and market share may decrease, and our results of operations may be adversely affected.
     We anticipate that as our business and markets continue to expand, we will face increasing competition, including competition from new entrants, both domestic and international, who will try to gain market share from us. In the future, competitors may introduce new technologies, products and services that have better performance, offer lower prices and gain broader acceptance than our technologies, products and services. Such new products may reduce the overall market for our products and services.
     In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience and established infrastructure. In the future, as more companies enter this market, we believe pricing may become increasingly competitive as well. For our HR Select employee assessment solution, while there are other companies providing services to corporate human resources departments, we are differentiated by our focus on offering more professional testing services with proprietary testing technologies. Traditional Chinese test preparation material providers, such as publishing companies, indirectly compete with our test preparation and training solutions. Increased competition could cause us to lose clients or make it necessary for us to reduce our prices in order to retain our clients, which may negatively affect our revenues and results of operations.
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
     For some IT vendors we license the content for our course programs from the IT vendor, while for others we develop the content ourselves in cooperation with IT vendors and other subject-matter experts. We generally do not require that these content development partners indemnify or otherwise compensate us for inaccurate or inappropriate content included in the course programs. Furthermore, our agreements for delivery of our course programs do not exclude or limit our liability for inaccurate or inappropriate course content. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of any of our course programs violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inaccurate or inappropriate conduct could lead to significant negative publicity, which could harm our reputation and future business prospects.
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

     We may face challenges and risks in connection with possible acquisitions, including identifying suitable opportunities and integrating acquired businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.
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
     Capital requirements are difficult to plan in our rapidly changing industry. We believe that our current cash and expected future cash flows from operations will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
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
     We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
     We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of March 31, 2010, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
     Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.
     We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”
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
     Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among us, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. On September 1, 2008, the State Administration for Industry and Commerce promulgated the Measures for Registration of Equity Pledge with the Relevant Administration for Industry and Commerce. Thereafter, the local administration for industry and commerce in Beijing began to accept the registration of equity pledge. The registration of equity pledge over ATA Online’s equity is currently in progress.
     ATA Online holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Beijing Telecommunications Administration Bureau, a local branch of the Ministry of Industry and Information Technology, or MIIT, which allows ATA Online to provide Internet content distribution services. This license is essential to the operation of our online test preparation and training services business.
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
     To date, no specific prices for the services to be performed by ATA Learning (Beijing) Inc., or ATA Learning, under the contractual arrangements have been set, and no payments have been invoiced or made under any of the contracts between ATA Learning and ATA Online. Prices for such services will be set prospectively and therefore we do not currently have a basis to believe that any of the payments to be made under the contracts will or will not be considered arm’s length for purposes of determining tax liability. Prior to setting prices and terms under the contracts, we intend to engage a third party to review any proposed prices and terms to determine whether they would qualify as arm’s-length.
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
     Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company and (ii) our contractual arrangements with ATA Online do not constitute the acquisition of ATA Online. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
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
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2010, our Chinese subsidiaries allocated RMB6.2 million ($0.9 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
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
     Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term. Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%. In December 2008, ATA Testing successfully obtained its HNTE certificate under the New EIT Law and new high-tech regime and is therefore recognized as an HNTE and qualified for a preferential tax rate of 15%. However, the HNTE certificate is only valid for a period of three years starting from 2008 to 2010. The continued qualification of an HNTE for calendar year of 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, ATA Testing will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if it desires to continue to enjoy the 15% reduced rate. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE. The certificates are valid for a period of three years, effective retroactively from January 1, 2009 until December 31, 2011. Accordingly, ATA Learning, ATA Online and Beijing JDX are entitled to the preferential income tax rate of 15% for calendar years 2009 to 2011. The continued qualification of an HNTE for calendar years of 2010 and 2011 will be subject to annual evaluation by the relevant government authorities in China. In addition, ATA Learning, ATA Online and Beijing JDX are subject to income tax at 25% from calendar year 2012 onwards unless they can re-qualify as HNTE. We cannot assure you that ATA Testing, ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE under the New EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.
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
     Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular , or Circular 82,issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise. In addition, Circular 82 details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.
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
     In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 states that Chinese residents must register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the Chinese residents. Notice 75 applies to our shareholders who are Chinese residents and also applies to our offshore acquisitions. On May 29, 2007, SAFE issued the Notice of Operation Guidance for Notice 75, or Notice 106, according to which Chinese resident shareholders in an offshore company which has at least two years operating history and has made investment in China can apply for registration under Notice 75. There is no deadline for such registration.
     Two of our major shareholders, Kevin Xiaofeng Ma and Walter Lin Wang, have completed their registrations with SAFE, and we have urged our other Chinese resident shareholders to register under Notice 75 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with Notice 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Risks Relating to Regulation of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.7709 Renminbi per U.S. dollar on July 2, 2010.
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
Risks Relating to Our ADSs
     Our ADS price and the ADS or stock prices of other companies with business operations primarily in China have fluctuated widely in recent years, which could result in substantial losses to investors.
     The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2009 and July 2, 2010, our ADS price as reported on Nasdaq ranged between a low of $2.72 and a high of $12.20. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.
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
     Although publicly traded, the trading market in our ADSs has been substantially less liquid than the ADSs or stock of many companies quoted on the Nasdaq Global Market, and this low trading volume may adversely affect the price of our ADSs.

     Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs for the three-month period ended July 2, 2010 was approximately 10,442 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.
     The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
     Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
     As of July 2, 2010, there are 44,441,762 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 3, 389,902 common shares, including options to purchase an aggregate of 3,029,485 common shares immediately exercisable as of July 2, 2010. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.
     A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
     Four of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai, Walter Lin Wang and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 65.3% of our outstanding common shares as of July 2, 2010. Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. SB Asia Investment Fund II L.P. has one board representative on our five-director board, and beneficially owns approximately 34.1% of our outstanding common shares as of July 2, 2010. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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

     In June 2003, we established a Chinese joint venture company, ATA Learning (Beijing) Inc., or ATA Learning, with Yinchuan Economic and Technological Development Zone Investment Holding Co. Ltd., or Yinchuan Holding. Initially, we held a 40% equity interest in ATA Learning. In May 2005, we acquired Yinchuan Holding’s 60% equity interest and converted ATA Learning into a wholly owned subsidiary of ATA BVI.
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
     In February 2009, we completed the acquisition of the entire equity interest of Beijing Jindixin Software Technology Company Limited, or Beijing JDX, and JDX Holdings Limited, or JDX BVI, which are related companies incorporated in China and the British Virgin Islands, respectively, engaged in the development and marketing of software for computer-based tests. JDX BVI was dissolved in October 2009.
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
B. Business overview
Overview
     We believe that we are the leading provider of computer-based testing services in China. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, securities, teaching and insurance. Our computer-based testing services clients principally include professional associations, such as the Securities Association of China, China Banking Association and China Futures Association, and Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security.
     Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 1,988 authorized test centers located throughout China as of March 31, 2010. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2010, we have delivered over 35 million tests, including approximately 10 million free tests for business development purposes. Over the course of two days on May 22 and May 23, 2010, we delivered tests to more than 630,000 test takers for the Securities Association of China, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2010, approximately 5.8 million tests were delivered using our computer-based testing technologies and services.
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
     Leveraging our testing platform, technologies and expertise, we have expanded our service offerings beyond our core computer-based testing services to include test-focused services targeted at educational institutions, students and companies in China. Our career-oriented educational course programs, which we market to educational institutions in China, help prepare students to pass certification exams in the IT industry and other vocations. We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities and teaching industries. ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China and the China Banking Association to help candidates across China prepare for these organizations’ professional licensure and certification tests, which are delivered through our test delivery platform. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. In September 2008, we entered into a business partnership with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China.
     Our total net revenues have increased from RMB172.1 million in the fiscal year ended March 31, 2008 to RMB217.5 million in the fiscal year ended March 31, 2009 and RMB245.0 million ($35.9 million) in the fiscal year ended March 31, 2010. We had net income of RMB20.2 million and RMB22.8 million in the fiscal years ended March 31, 2008 and 2009, respectively, and net loss of RMB35.3 million ($5.2 million) in the fiscal year ended March 31, 2010.
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

Our E-Testing Platform
     Our E-testing platform incorporates a number of technologies and protocols designed to ensure the stable, cost-effective, secure, accurate, fast and easy-to-manage delivery of computer-based tests on a large scale. It is flexible and is easily customized for many types of test content and the specific requirements of the test sponsor. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. Our E-testing platform is composed of a set of tools and applications for facilitating the computer-based testing process, including a network sub-system for managing and transferring test content, test taker information and test results data in a secure and efficient manner. Our E-testing platform software applications are designed to handle large-scale testing environments and are capable of transmitting, receiving, processing and storing large amounts of information in a short time span. We currently have the capability to deliver more than 1,000,000 tests per day using our 30 servers, which can be increased to enlarge capacity. We periodically upgrade our equipment and software applications to handle increasing testing volume as required.
Our ATA Authorized Test Center Network
     To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Hong Kong, which we refer to as our ATA authorized test centers. As of March 31, 2010, we had contractual relationships with 1,988 ATA authorized test centers, of which 1,400 had hosted tests delivered through our testing platform during the preceding 24-month period. 1,409 of our authorized test centers possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.
     The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2010:

Heilongjiang
13
Jilin
39
Xinjiang
20
Liaoning
47
Inner Mongolia
89
Beijing 104
Tianjin 38
Hebei
173
Ningxia
14
Shanxi
25
Qinghai
13
Shandong
107
Tibet
2
Gansu
39
Shaanxi
126
Henan
39
Jiangsu
174
Anhui
25
Sichuan
52
Chongqing
20
Hubei
102
Shanghai 142
Zhejiang
45
Hunan
148
Jiangxi
51
Guizhou
37
Fujian
79
Yunnan
16
Guangxi
64
Guangdong
131
Hong Kong 1
13
Hainan

Total: 1,988 Test Centers

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
     We have developed test item authoring tool applications for our Dynamic Simulation Technology, Real Environment Technology and ATA Markup Language. We have also developed other authoring tools, such as user interface cloning and translation software, for increasing the efficiency of the test content creation and revision process. To meet individual client needs, we have developed test engine applications for integrating tests using our testing technologies on multiple testing platforms. For instance, we have developed test engine applications that allow running Dynamic Simulation Technology tests on our own test delivery platform, on Microsoft’s test port and on other test platforms. Our Dynamic Simulation Technology features full internationalization. Currently content of over eight languages have been delivered through this technology around the world.

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
Our Service Offerings
     Testing Development and Delivery Services
     Computer-based test creation, delivery and analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the creation, delivery and analysis of computer-based tests as well as logistical services such as test registration, scheduling and fee collection. We have assisted our clients in creating and delivering a wide range of computer-based tests, including:
•	licensure tests administered by governmental agencies that test the competence of candidates for positions with various governmental agencies or for certain types of jobs, and public exams administered by provincial-level human resources bureaus;

•	professional association or qualifications tests required by governmental agencies or industry associations that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:
ο	the Certification of China Banking Professionals Exam, designed and administered by the China Banking Association under the supervision of the China Banking Regulatory Commission;

ο	the Qualifications Exam for Individuals Engaged in the Securities Industry, designed and administered by the Securities Association of China under the supervision of the China Securities Regulatory Commission;

ο	the Insurance Agent Qualifications Exam, designed and administered by the Insurance Association of China under the supervision of the China Insurance Regulatory Commission;

ο	IT vendor tests that assess the technical skills and competence of IT professionals in relation to specific types of IT applications, computer operating systems or other IT skill sets, and that allow test takers to obtain a professional license or certification in a specific subject area, job title or career path; and

ο	enterprise assessment tests that various enterprises use for recruitment and internal personnel assessment purposes.
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
     Distribution and administration of TOEIC exams in China. Since March 2009, we have been the exclusive distributor and test administrator of TOEIC exams in China, which are operated by ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam has been used by over 5,000 organizations around the world in more than 60 countries, with more than five million TOEIC exams administered around the world each year. TOEIC has become the top professional English language assessment tool in the world, according to ETS.
     TOEIC tests include large-scale tests open to the general public for a set fee as well as on-demand tests given for specific enterprises or organizations. We administered our first TOEIC exam in March 2009, in which 3,909 exam takers participated in three cities across China. During the fiscal year ended March 31, 2010, we administered over 83,000 TOEIC exams across China. We collect a per-test taker fee for each test delivered. TOEIC exams in China are currently only delivered in a paper-based format. However, we are undergoing feasibility studies with ETS to develop computer-based TOEIC exams to be delivered in China in the future through our ATA authorized test center network.
     Career-Oriented Educational Services
     Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests. We market these educational services to universities and vocational schools throughout China to provide to their students. These course programs package the testing and certification component of our testing services with licensed content to provide an integrated learning and assessment solution. Many of the tests contained in our course programs have incorporated our advanced performance-based testing technologies to encourage hands-on real-world interactive learning experiences.
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
     Degree major course programs. Our degree major course programs are designed to help graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets. Generally, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. We provide substantially the same support and other services as we provide for single course programs.
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
     Online test preparation and training platform for the securities and banking industries. Leveraging the increased scale of ATA-delivered securities and banking professional licensure and certification tests, ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China to provide a flexible and scalable platform aimed at helping test candidates across China to practice and prepare for professional licensure and certification tests delivered by ATA. Test preparation customers gain access to Internet web sites that contain the latest test-related topics, preparation materials provided by the test sponsors and streaming video teaching sessions and practice tests developed by ATA. A stored value card-based credit system allows each customer unlimited use of online mock testing during a specified service period, which normally ranges from 90 to 180 days from the date of activation of the card. These cards are sold directly to test candidates or to our test sponsor clients, who then distribute the stored value cards nationwide to interested test candidates.
     We plan to market similar test preparation and training web sites to our other test delivery clients to assist them in launching nationwide, scalable and flexible test preparation and training programs.
     NTET Tutorial Platform — test preparation software for the teaching industry. Since 2006, we have offered software comprising a comprehensive set of training materials for preparing teachers for certification under the NTET test, which is conducted by China’s Ministry of Education and delivered through our test delivery platform and test center network. This software package, which we refer to as our NTET Tutorial Platform, is installed on a school’s computer system and offers teachers access to user-friendly and interactive tutorial programs, practice questions and learning exercises through the school’s intranet. We have had only minimal sales of our NTET Tutorial Platform software since October 2008 as a result of the delayed implementation of the national teachers’ licensure program.

     Cambridge ESOL Young Learners English online tutorials. In September 2008, we entered into a business partnership with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China. The tutorials contain audio-visual study aids and practice items that we have developed in conjunction with the Institute of Online Education of Beijing Foreign Studies University. We began earning revenues from these online tutorials in September 2009.
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
     HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these parameters and to analyze and categorize the results to make effective recruitment decisions. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. HR Select currently offers tailored evaluation tests for 600 positions with over 260 evaluation modules. For example, TOEIC and SHL assessment titles are available via the HR Select service to assess a candidate’s business English skill and job aptitude respectively. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner.
     Our current HR Select clients principally include large domestic and foreign-invested companies in highly skill-intensive industries such as insurance and banking. During the fiscal year ended March 31, 2010, we entered into agreements with two large Chinese banks to provide computer-based testing services incorporating our HR Select solution. We expect to market HR Select to the large and growing small and medium enterprise market in China where recruitment resources are limited and where the consequences of poor hiring decisions are greater. Pricing starts at a volume-limited annual subscription, with additional fees charged depending on volume, specific test titles utilized and whether ATA authorized test centers are used.
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
     Our “ATA” trademark has been registered with the China Trademark Office. As of March 31, 2010, we have also registered 97 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
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
Clients
     The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The Securities Association of China and the China Banking Association accounted for 33.6% and 20.2%, respectively, of our total net revenues for the fiscal year ended March 31, 2010. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2010.
     As of March 31, 2010, we had 279 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2010, our five largest computer-based testing services clients based on revenue were:
•	the Securities Association of China, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

•	the China Banking Association, which has been designated by the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

•	the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security;

•	the China Futures Association, which has been designated by the China Securities Regulatory Commission as the sole administrator of futures industry qualification tests in China; and

•	Agricultural Bank of China.
     These five clients represented an aggregate of 63.9% of our total net revenues for the fiscal year ended March 31, 2010.
     During the fiscal year ended March 31, 2010, 180 Chinese educational institutions were offering our course programs, of which 120 were offering our degree major course programs and 80 were offering our single course programs.
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
Competition
     In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience and established infrastructure. We believe our overall testing services and technologies, along with our nationwide test center network, provide us with a competitive advantage. We believe we are currently the market leader in computer-based testing services in China due to the combination of our experience in and familiarity with the China computer-based testing services market, our advanced technology, our large nationwide network of test centers, our established relationships with key test sponsors and governmental agencies and our competitive cost levels.
     For our HR Select employee assessment solution, while there are other companies providing services to corporate human resources departments, we are differentiated by our focus on offering more professional testing services with proprietary testing technologies.
     Traditional Chinese test preparation material providers, such as publishing companies, indirectly compete with our test preparation and training solutions. However, we are not aware of any significant competitors in China in the online test preparation and training solutions business.
     While we anticipate new market entrants and increased efforts by existing international players to expand their presence in China, we believe that relatively high entry barriers, such as the time and costs associated with establishing a large-scale test center network, will make it difficult for new entrants or international competitors to quickly gain market share from us in China. We believe potential domestic entrants lack the technology and commercial relationships that we have already developed with domestic and international test sponsors. International competitors will likely face challenges in establishing effective relationships with key Chinese government and industry test sponsors or local educational institutions.
Seasonality
     We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Revenues from our degree major and single course programs may experience seasonal declines during the quarter ending September 30 of each fiscal year, which includes the summer holiday months of July and August, because revenues from the final year of the degree major course programs are earned over a ten-month period (generally September through June) and revenues from most single course programs are earned during a school year, which spans from September of each year to June of the following year . In addition, we have expanded our test preparation and training solutions business. We believe demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31. We also expect some seasonality in our accounts receivable related to degree major programs, because we collect from our clients typically around the months of October to November, and a large portion of our clients settle payment with us two to five months after that time.
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
     Regulation of Domain Names and Web Site Names
     PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2010, we have registered 97 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
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
     Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 states that Chinese residents must register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the Chinese residents. Notice 75 applies to our shareholders who are Chinese residents and also applies to our offshore acquisitions. On May 29, 2007, SAFE issued the Notice of Operation Guidance for Notice 75, or Notice 106, according to which Chinese resident shareholders in an offshore company which has at least two years operating history and has made investment in China can apply for registration under Notice 75. There is no deadline for such registration.
     Two of our major shareholders, Kevin Xiaofeng Ma and Walter Lin Wang, have completed their registrations with SAFE, and we have urged our other Chinese resident shareholders to register under Notice 75 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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
C. Organizational Structure
Corporate Structure and Arrangements with Our Affiliated PRC Entity
     The following diagram illustrates our corporate and share ownership structure. Except for ATA BVI, which is incorporated in the British Virgin Islands, all of our subsidiaries and our affiliated PRC entity are incorporated in the PRC. For a detailed description of the Company’s significant subsidiaries, see Item 4.A “History and Development of the Company.”

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
D. Property, Plant and Equipment
     Our principal executive offices are located in approximately 3,232 square meters of office space used by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, among which 2,170 square meters of office space are owned by us and 1,062 square meters of office space are leased by us. We also occupy approximately 4,700 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Fuzhou, Nanjing, Wuhan and Wuxi. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Overview
     Our Business
     We believe that we are the leading provider of computer-based testing services in China. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. We have experienced significant growth in our business during the fiscal years ended March 31, 2008, 2009 and 2010. Our total net revenues have increased from RMB172.1 million in the fiscal year ended March 31, 2008 to RMB217.5 million in the fiscal year ended March 31, 2009 and RMB245.0 million ($35.9 million) in the fiscal year ended March 31, 2010. We had net income of RMB20.2 million and RMB22.8 million in the fiscal years ended March 31, 2008 and 2009, respectively, and a net loss of RMB35.3 million ($5.2 million) in the fiscal year ended March 31, 2010.
     We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created and delivered using our testing technologies. Testing services revenues accounted for 45.4%, 63.0% and 76.4% of our total net revenues in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues as a result of new contracts with test sponsors in the banking, securities and other sectors. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2006, 2007, 2008, 2009 and 2010.
Number of Exams Delivered (1)

(1)	Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2006, 2007, 2008, 2009 and 2010 was 2,067,714, 3,335,701, 3,632,285, 5,063,379 and 5,760,147, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.
     Leveraging our testing platform, technologies and expertise, we have expanded our service offerings beyond our core computer-based testing services to include test-focused services targeted at educational institutions, students and companies in China. Since 2002, we have marketed to educational institutions in China career-oriented educational course programs designed to prepare students to pass certification exams in the IT industry and other vocations. Fees from test-based educational services accounted for 28.2%, 19.6% and 13.0% of our total net revenues in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. We expect net revenues from our test-based education services to continue to decline as a proportion of our total net revenues. Since December 2008, we have redirected most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC where we believe there is greater market opportunity.

     We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities and teaching industries. ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China to help candidates across China prepare for these organizations’ professional licensure and certification tests, which are delivered through our test delivery platform. We also began offering, in November 2006, our NTET Tutorial Platform software, which comprises a comprehensive set of training materials to prepare teachers for certification under the National Teachers’ Skill Test of Applied Educational Technology in Secondary and Elementary Schools, or NTET test, which is delivered nationwide through our test delivery platform. We have had only minimal sales of our NTET Tutorial Platform software since October 2008 as a result of a delay in the timing of the teachers certification testing requirement deadline. During the fiscal year ended March 31, 2009, we entered into an agreement with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China. The programs were launched during the fiscal year ended March 31, 2010, and revenues from the programs are included in test preparation and training solutions revenues. Revenues from our test preparation and training solutions accounted for 21.5%, 11.5% and 4.6% of our total revenue in the fiscal years ended March 31, 2008, 2009 and 2010, respectively.
     On February 28, 2009, the Company acquired Beijing JDX and JDX BVI for RMB10.7 million. Beijing JDX and JDX BVI are related companies incorporated in China and the British Virgin Islands, respectively, engaged in the development and marketing of software for computer-based tests. The results of Beijing JDX and JDX BVI have been included in our consolidated results since February 28, 2009. JDX BVI was dissolved in October 2009.
     Factors Affecting Our Results of Operations
     The key factors affecting our results of operations are:
•	growth in China’s professional services sector resulting in increasing demand for qualified and certified talent in China;

•	overall economic growth and rising income levels in China contributing to increased spending on education, testing and test preparation;

•	government and industry initiatives to standardize and license professionals in industries such as securities, futures, banking, law and accounting;

•	growth in the use of computer-based tests and performance-based tests and willingness of test sponsors and educational program providers to outsource test content development and delivery for sophisticated computer-based and performance-based tests;

•	the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker;

•	acceptance by educational institutions of our career-oriented and IT-related educational programs; and

•	our ability to continue to introduce new services and the market success of our recently introduced services, including our HR Select service launched in March 2009, distribution and administration of TOEIC exams in China beginning in March 2009 and the Cambridge Young Learners English online tutorials program in September 2009.
     Although we anticipate the above factors will continue to increase demand for our products and services in China, a slowing or reversal of any of the above factors could cause our revenue growth to slow or stop, or to not grow as fast as we might expect. Although we did not experience a significant effect on demand for our products and services attributable to the global recession in fiscal year 2010, the currently evolving European debt crisis may have unpredictable negative consequences for the global and Chinese economy that may significantly impact demand for our products and services in China in the fiscal year ending March 31, 2011.
     In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:
•	share-based compensation;

•	the impact of PRC tax policies, including certain preferential tax rates and tax holidays;

•	sales and marketing efforts for our newer services, including our HR Select service, TOEIC business and Cambridge Young Learners English online tutorials; and

•	the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin product and service offerings.

•	the continued delay in the government implementation of the national teachers certification requirement.
Net Revenues
     We derive revenues from sale of computer-based testing services, test-based educational services, test preparation and training solutions, and other products and services. Our net revenues are presented net of PRC business taxes. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year Ended March 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Testing services	78,198	45.4%	137,046	63.0%	187,158	27,419	76.4%
Test-based educational services	48,595	28.2%	42,546	19.6%	31,787	4,657	13.0%
Test preparation and training solutions	36,908	21.5%	25,071	11.5%	11,149	1,633	4.6%
Other	8,387	4.9%	12,882	5.9%	14,938	2,188	6.0%

Total net revenues	172,088	100.0%	217,545	100.0%	245,032	35,898	100.0%

     Testing Services
     We derive testing services revenues from fees charged to test sponsors for our test delivery services and from simulation testing technology licensing.
     Test delivery services. We generate test delivery services revenues through fees charged for providing computer-based testing services to test sponsors such as governmental agencies, and other sponsors of licensure and certification tests. We also offer testing services to private enterprises as part of our HR Select employee assessment solution. We offer our clients a comprehensive set of services for the compilation, delivery and analysis of computer-based tests using our E-testing platform, as well as logistical services such as test registration and fee collection. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. We generate revenues from our test delivery services through fees charged to test sponsors based on the total number of test takers taking a requested test. Our clients typically pay us within two to six months after delivery of the test. We recognize revenue for test delivery services upon completion of the relevant test.
     We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31.
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
     Significant Factors Affecting Testing Services
     The most significant factor directly affecting our revenues from fees charged for our testing services are the number of test takers. The number of test takers for a test is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. We expect the acceptance of our HR Select service by the private sector and growth of the TOEIC exam in China to impact our testing services revenues in the fiscal year ending March 31, 2011 and beyond. Our revenues from fees charged for our testing services are also affected by the price we can charge per test, which generally remains fairly stable once we are engaged by a test sponsor to help deliver a particular test.
     Demand and pricing for a test is affected by whether a certain profession, career or job position for which the certification, licensure or qualification test is being given is considered desirable by potential test takers. Some industries may experience fluctuations in the number of people attempting to become qualified to participate in the industry, which will depend on the overall health of the relevant industry, changes in average salary levels in the relevant industry, the popularity of certain types of careers and employers, governmental policies that impact the relevant industry, or other factors. Tests that test proficiency in specific IT-related skill sets are particularly sensitive to changes in or the obsolescence of the relevant technologies.
     In addition, obtaining contracts from test sponsors for new test titles and for upgrade of existing test titles often requires considerable time and resources. Many of our clients administer tests to a large number of people on a regular basis, and maintaining consistency and stability from year to year in the test delivery format is important to them. The decision process involved in adopting a new type of test or a new test delivery format can be difficult and complex. These factors often result in significant delays in our ability to secure contracts, and make it difficult in predicting our revenues from fees from test sponsors in any given year. On the other hand, for test sponsors that administer many tests on a regular basis, our ability to secure an initial contract and to effectively meet their test delivery requirements under the contract can help us obtain future test title contracts from that test sponsor. This enables us to increase and diversify our revenues and to hinder competitors from obtaining contracts with that test sponsor. In addition, our ability to license our simulation technology to leading IT vendors and other clients require cutting-edge computer-based simulation testing technologies that depends largely on our ability to maintain and extend our technology leadership in this area.
     In this regard, our revenues from fees from test sponsors may be negatively affected if Microsoft exercises its contractual option to purchase the source code of our Dynamic Simulation Technology. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business — If Microsoft exercises its contractual option to acquire the source code of our Dynamic Simulation Technology, or DST, Microsoft or a company to which Microsoft licenses or sells such technology may be able to more effectively compete with us.” We have not received any indication from Microsoft that it intends to exercise this purchase option.
     Test-Based Educational Services
     We receive fees from test-based educational services charged to educational institutions for our degree major course programs, single course programs and pre-occupational training programs.
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
     We generate revenues from our degree major course programs through fees charged to educational institutions. Our fees are charged per student per year and are agreed prior to delivery of any course or test materials. Our fee is payable shortly after confirmation by the educational institution of the number of students enrolled in each degree major course program near the beginning of each school year. Since first-year students can still change their degree major in the first few months after commencement of the school year, billing and payment collection for our first-year courses often does not occur until later in the school year. The fees are not refundable if the student fails to complete one or more of the courses or the entire degree major course program or fails any of the tests.
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
     Single course programs. Our single course programs typically center on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. We generate revenues from our single course programs through fees charged to educational institutions. We charge a pre-agreed fee for each student taking a course. Generally 100% of the total fee is due prior to delivery of the course materials at the beginning of the course period based on the number of students who enroll in the course. We charge schools based on our perceived market value of the certification to be awarded to the student at the completion of the course. We recognize revenue on a straight-line basis over the service period or the contractual period, whichever is longer. Given that substantially all course programs are delivered during a school year, which spans from September to June of the following year, we will experience a substantial decrease in single course program revenues for the months of July and August each year.
     Pre-occupational training programs. Our pre-occupational training programs provide trained instructors to teach students practical skills through tailor-designed exercises that more closely align their skills with specific job requirements. We charge fees to the educational institution for providing the training to its students. Participating educational institutions send students to our training facilities and we collect fees based on the number of class units taken over the typical training period of two to three months.
     We recognize revenue from licensing our pre-occupational training programs over the service delivery period on a straight-line basis. We typically collect cash either in full prior to delivery of the service, or 50% at the time when the service is first delivered and 50% just prior to completion of the service.
     Significant Factors Affecting Test-Based Educational Services
     A number of factors affect our revenue from test-based educational services including:
•	Our ability to add schools that offer our course programs;

•	Our ability to add new course programs to existing educational institution clients; and

•	Our ability to secure rights from IT vendors for curriculum and test content.

     Test Preparation and Training Solutions
     We derive test preparation and training solutions revenue from the sale of training software products and online test preparation and training services. We historically also generated some revenue from the sales of tutorial software to schools to conduct computer-based exercises and tests.
     Online test preparation and training services. ATA Online provides online test preparation and training for professional licensure and certification tests delivered through our testing platform for the Securities Association of China. Revenues from online test preparation and training services are generated by selling online training to end users directly or through distributors on a consignment basis. The online training entitles the end users access to online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation. Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the online training is activated. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. For the online training granted with fixed online hours, we compare the revenue recognized to the actual completion status, and make any revenue adjustments to reflect the actual completion status.
     Training software products. We offer our training software products through independent sales agents. In the fiscal year ended March 31, 2008, substantially all of our training software products revenue derived from the sales of NTET Tutorial Platform software, which comprises a comprehensive set of training materials for preparing teachers for certification under the NTET test. We began offering our NTET Tutorial Platform in November 2006. We sell all title and distribution rights to the distributor upon delivery. We do not provide upgrades or any additional post-contract services, which are the responsibility of the sales agents who sell or otherwise dispose of our NTET Tutorial Platform. We recognize this revenue upon delivery of the software and once collectability is reasonably assured. However, as a result of the delay in the timing of the teachers certification requirement deadline, we have sold a minimal amount of our NTET Tutorial Platform software since October 2008.
     Significant Factors Affecting Test Preparation and Training Solutions
     A number of factors affect our revenues from test preparation and training solutions. Demand for test preparation and training solutions for a particular test depends on the relative level of importance or difficulty of the test, with greater demand for test preparation and training solutions for more important and more difficult tests. Therefore, our ability to secure test delivery services contracts for more important and more difficult tests may affect our test preparation and training solutions business. As we generally offer test preparation and training solutions for tests that are delivered through our test delivery platform, our ability to grow our test preparation and training solutions business is also affected by the willingness of our test sponsor clients to permit us to provide test preparation and training solutions for their tests. Some test sponsor clients may not permit us to provide test preparation and training solutions in relation to tests for which we provide test delivery and other services due to a perceived conflict of interest. In addition, because we generally do not develop the learning content used in our test preparation and training solutions, our ability to license test preparation learning content and materials from the relevant test sponsor or third party content provider is critical to the expansion of the number of tests for which we offer test preparation and training solutions. Sales of some of our test preparation products also depend on government budgets available for procuring these products. For example, sales of our NTET preparation software depend on a significant degree of the availability of government budgets for procuring software for schools to have their teachers prepared for the national teachers’ qualification exam, which in turn depends on the deadline for obtaining such qualification. Due to a delay in this deadline, related budgets have been reduced since calendar year 2008. Governmental budgets may vary year to year for a number of reasons, which can affect sales of these products.
     In addition, our revenues from existing test preparation and training solutions depend on the number of users of our test preparation and training solutions and the price we can charge for them. These in turn depend on a number of factors, including whether test takers are aware of our test preparation and training solutions and the timing of the test being delivered. We market our current test preparation and training solutions through either distributors or the test sponsors, and therefore, the number of test preparation and training solutions users depends on the effectiveness of these marketing channels.
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
     Test administration software products. We offer our test administration software products to our clients. We deliver these software products, which are developed by us with all underlying intellectual property owned by us, to clients upon requests. We charge a per-software copy price for the software and recognize revenue upon delivery of the software.
     Other fees and services. From time to time and as requested by our clients, we may provide test content creation services, teacher training services, IT consulting and system integration services to our clients. We recognize revenue upon completion of the services, which usually occurs within a short period of time. We may also receive payments for additional copies of training materials and test peripherals, for which we recognize revenue upon receiving cash.
Cost of Revenues
     Our cost of revenues consists primarily of test monitoring costs, royalty fees for IT vendors and test sponsor licensing arrangements, payroll compensation, inventories sold, technical support, and other related costs, all of which are directly attributable to the provision of our testing services, test-based educational services, test preparation and training solutions and our other products and services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year Ended March 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenue	172,088	100.0%	217,545	100.0%	245,032	35,898	100.0%
Cost of Revenues	66,947	38.9%	92,608	42.6%	129,535	18,977	52.9%

Gross Profit	105,141	61.1%	124,937	57.4%	115,497	16,921	47.1%

     Test Monitoring Costs
     Test monitoring costs consist of fees paid to hire test proctors, rental of testing facilities and peripheral items used for the provision of our testing services, such as USB flash drives used for security control keys, computer cameras used during testing for communication and identification, compact discs used to store and deliver our testing software, and signage used to identify and brand our ATA authorized test centers.
     Royalty Fees
     Royalty fees consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests, and fees paid to ETS for the rights to be the exclusive country master distributor in mainland China for TOEIC.
     For fees paid to IT vendors, we pay substantially all of these royalty fees under an enrollment model, whereby royalty fees are determined based on the number of students who enroll in the course. Under limited circumstances, an IT vendor may also charge an annual royalty cost regardless of the number of students enrolled in, or take the final test for, the course. In the fiscal year ended March 31, 2010, our cost of revenues included an RMB5.5 million impairment charge of the prepaid royalty fee for certain content that we believe will not be used in the future.

     In March 2009, we signed an agreement with Educational Testing Service, or ETS, pursuant to which we are the exclusive agent for ETS’s Test of English for International Communication, or TOEIC, exam in China for ten years from March 2009. We paid ETS a $3 million fee in March 2009 for such royalty, which will be amortized over the ten-year contract period. Further, a variable royalty based on the gross revenue for the tests sold and administered is paid on a monthly basis.
     Payroll Compensation
     Payroll compensation consists of base salary and related welfare benefits paid to staff in our services implementation and customer support departments.
     Cost of Inventory Sold
     Cost of inventory sold is comprised of printed learning material and test paper that are pre-printed by third parties and that we record as inventory. In the case of learning material, when a school contracts with us for degree major and single course programs, we deliver the related compact discs and textbooks and other course materials prior to the start of the course programs. These learning materials will be recognized as costs upon delivery. In the case of test paper, cost is recognized when the test papers are used in delivering the paper-based exam. Cost of inventory is recognized on a first-in-first-out basis.
     Factors Affecting Gross Margin
     Our gross margin is primarily affected by changes in gross margins from our testing services, which in turn are significantly affected by our revenue per test and test related costs, including the fees we pay for test monitoring to test centers. Our gross margin is also affected by the size of, and increases or decreases in, royalty payments to IT vendors and other content providers for our course programs. In the fiscal year ended March 31, 2010, our gross margin was negatively impacted by a RMB5.5 million impairment charge of the prepaid royalty fee for certain content that we believe will not be used in the future.
     Our gross margin is also affected by the mix of our service offerings. For example, the introduction of test preparation and training solutions such as our NTET Tutorial Platform and ATA Online’s online test preparation services in November 2006, which both involve relatively low direct costs of revenues, contributed to our higher gross margin in the fiscal year ended March 31, 2008. In the fiscal years ended March 31, 2009 and 2010, NTET sales decreased significantly due to the continued delay in the government’s implementation of the national NTET certification requirement and the associated cuts in relevant government budgets, which negatively affected our gross margin in that fiscal year.
Operating Expenses
     Our operating expenses consist of general and administrative expenses, sales and marketing expenses, research and development expenses, and provision for doubtful accounts.
     General and Administrative Expenses

     Our general and administrative expenses consist primarily of salaries and benefits , travel, administration and share-based compensation expenses for our administrative, management and finance personnel, as well as other expenses including professional fees, office expenses and rental costs.
     Sales and Marketing Expenses
     Our sales and marketing expenses consist primarily of salaries and benefits, travel, and share-based compensation expenses for our sales and marketing personnel, as well as other expenses including sales agency fees, conference hosting expenses, advertising and promotional expenses, entertainment expenses and other sales and marketing expenses.
     Research and Development Expenses
     Our research and development expenses consist primarily of costs of equipment used in our research and development activities, salaries and benefits for our research and development personnel, cost of outsourcing services and other costs relating to the design, development, testing and enhancement of our products and services.
     Provision for Doubtful Accounts
     The provision for doubtful accounts represents our best estimate of the amount of probable credit losses resulting from our customers’ inability to make required payments. We consider age of doubtful receivable, historical collection experience, and business partners’ individual facts.
Taxation
     Cayman Islands & British Virgin Islands
     Under the current laws of the Cayman Islands and the British Virgin Islands, the Company, and ATA BVI are not subject to income tax. In addition, upon any payments of dividends by the Company or ATA BVI, no Cayman Islands or British Virgin Islands withholding tax is imposed.
     China
     Our subsidiaries and our variable interest entity, or VIE, operating in the PRC are subject to PRC taxes as described below:
     Enterprise income tax. Prior to January 1, 2008, the effective date of the New EIT Law, both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws. Prior to January 1, 2008, our subsidiaries incorporated in China, ATA Testing and ATA Learning, were governed by the PRC Enterprise Income Tax Law for Foreign-Invested Enterprises and Foreign Enterprises. Our consolidated VIE, ATA Online, was subject to the PRC Enterprise Income Tax Provisional Regulations. Qualified high-and-new technology enterprises incorporated in high-and-new technology development zones designated by the State Council enjoy a reduced enterprise income tax rate of 15%. As high-and-new technology enterprises incorporated in the Beijing High-Tech Development Experimental Zone, which was a designated high-and-new technology development zone, each of ATA Testing, ATA Learning and ATA Online was entitled to a preferential enterprise income tax rate of 15%.
     Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law, enterprises that were established before March 16, 2007 and were entitled to preferential tax treatments can continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 and (ii) in the case of certain tax exemption or reduction for a specified term, until the expiration of such term. Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%. In December 2008, ATA Testing successfully obtained its HNTE certificate under the New EIT Law and new high-tech regime and is therefore recognized as an HNTE and qualified for a preferential tax rate of 15%. However, the HNTE certificate is only valid for a period of three years starting from 2008 to 2010. The continued qualification of an HNTE for calendar year of 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, ATA Testing will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if it desires to continue to enjoy the 15% reduced rate. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE. The certificates are valid for a period of three years, effective retroactively from January 1, 2009 until December 31, 2011. Accordingly, ATA Learning, ATA Online and Beijing JDX are entitled to the preferential income tax rate of 15% for calendar years 2009 to 2011. The continued qualification of an HNTE for calendar years of 2010 and 2011 will be subject to annual evaluation by the relevant government authorities in China. In addition, ATA Learning, ATA Online and Beijing JDX are subject to income tax at 25% from calendar year 2012 onwards unless they can re-qualify as HNTE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.”
     In addition, under the New EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises. We have preliminarily determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entity were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”
     In addition, the New EIT Law and the Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends our PRC subsidiary pays to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares”. The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2010, we have not provided for income taxes on accumulated earnings of RMB20.3 million ($3.0 million) generated by its PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.
     Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2010, we provided full valuation allowance for their deferred income tax assets after consideration of the schedule reversal of existing deferred income tax liabilities.
     Value-added tax refunds. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, ATA Testing and Beijing JDX are entitled to value-added tax rate at no more than 3% of the sale value of some of our software products. ATA Testing, ATA Learning and Beijing JDX are subject to value added tax at rates ranging from 3% to 17%.
     Business tax. ATA Testing, ATA Learning, ATA Online, ATA Wuxi and Beijing JDX are subject to business tax at a rate of 5%. We pay business tax on gross revenues generated from service and license fees at a rate of 5%. This business tax is included as a reduction of revenue in our consolidated statements of operations.
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
     Revenue Recognition
     We recognize revenue for fees from educational institutions in accordance with the provisions of FASB ASC Subtopic 605-985 Revenue-Software. We have concluded, based on our past experience with our educational institution clients and our anticipated service model, that vendor specific objective evidence, or VSOE, does not exist for the post-contract services, or PCS, and other services provided in the degree major and single course programs, which are the only undelivered elements subsequent to the beginning of the programs. If the service arrangements with schools change from our current model to such where significant evidence for VSOE does exist for the PCS and services provided then we may no longer recognize revenue from educational institutions ratably over the service period on a straight-line basis. In such a case, we may instead recognize revenue on a relative fair value basis.
     Bad Debt Allowance
     We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.
     The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2008, 2009 and 2010 is as follows:

	For the fiscal year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	2,440,151	623,993	3,198,960	468,657
Additions charged to bad debt expense	1,655,412	6,531,940	27,052,862	3,963,325
Write-off of accounts receivable	(3,471,570)	(3,956,973)	(317,310)	(46,487)

Ending allowance for doubtful accounts	623,993	3,198,960	29,934,512	4,385,495

     The significant increase in bad debt allowance from March 31, 2009 to March 31, 2010 was primarily due to a provision related to accounts receivable from sales of our NTET Tutorial Platform software. In the fiscal year ended March 31, 2010, we experienced a delay in the cash collection of our receivables from NTET customers. As of March 31, 2010, our accounts receivable from NTET customers that were aged more than one year were RMB24.7 million. Based on the ageing of such receivables, we concluded it is probable that we will be unable to collect the remaining balance due and a full provision for NTET accounts receivable was recognized during the fiscal year ended March 31, 2010.
     Intangible assets
     As of March 31, 2010, our intangible assets consisted of testing service technology, customer relationships and distribution license. We acquired the testing service technology and customer relationships through business acquisition and we acquired the distribution license directly from a vendor. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. We have no intangible assets with indefinite useful lives. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. The fair values of our identifiable intangible assets were determined by management with the assistance of independent appraisers.
     The testing service technology we acquired in a business combination was initially recognized at fair value. In estimating the fair value of the acquired testing related technology, the cost approach was utilized. Incorporated in the cost approach is the economic principle of substitution that states: an informed purchaser would pay no more for a property than the cost of purchasing or producing a substitute property with the same utility as the appraised property. We estimated the number of man-hours required to recreate the technology, which was multiplied by estimated hourly cost, to determine the replacement cost for the newly acquired technology. The estimated man-hour to recreate was based on a review of the man-hours incurred when the respective technology was originally created and our estimation of the effort required to recreate the software today. The development cost per hour figure represents the average hourly rate that would be paid to develop each software system today. After calculating the replacement cost for the newly acquired technology, a depreciation factor of 50% was applied to the calculated technological replacement cost to arrive at the fair value. The depreciation factor was based on the estimate of the frequency of significant changes to the technology, which was also used to estimate the remaining useful life of the technology.
     The customer relationships we acquired in a business combination were initially recognized at fair value. The fair value of the customer relationships was estimated based on the excess cash flow method, a form of the income approach. The principle behind the excess cash flow method, through the use of a discounted cash flow, is that the value of an intangible asset is equal to the present value of the cash flow attributable only to that intangible asset. The excess cash flow method provides an estimate of the fair value of an intangible asset by deducting operating expenses and economic charges (contributory asset charges) from the revenue expected to be generated by the underlying asset. The projected cash flows are then discounted to their present value equivalent. The value of the tax amortization benefit is added to the sum of the present value of cash flows to arrive at the fair value of the subject intangible assets. We analyzed revenue by customer between 2003 through

2008 for historical patterns of attrition, the nature of customer relationships and typical customer life cycle to estimate the annual churn rate, or customer turnover rate, as 15%, which was then used to determine the cash flow period and remaining useful life of the customer relationships. The Capital Asset Pricing Model was adopted to determine the weighted average cost of capital.
     In March 2009, we signed an agreement with Educational Testing Service (“ETS”) pursuant to which we are the exclusive agent for ETS’s Test of English for International Communication (“TOEIC”) exam in China for ten years from March 2009. We paid ETS a $3 million fee in March 2009 for such royalty, which will be amortized over the ten year contract period.
     Income Taxes
     We assess the likelihood that our net deferred income tax assets will be realized. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred income tax assets will not be realized, we establish a valuation allowance.
     In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carried forward are utilized. We consider the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.
     As of March 31, 2010, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB 5.1 million. The amount of the deferred income tax assets considered realizable as of March 31, 2010 could be reduced in the near term if estimates of future taxable income are reduced.
     As of April 1, 2008 and for each of the year ended March 31, 2009 and March 31, 2010, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax returns of our PRC consolidated entities are subject to examination by the relevant tax authorities for the calendar tax years beginning in 2005.
Share-Based Compensation to Employees
     The cost of all share-based payment transactions are recognized in our consolidated financial statements based on their grant-date fair value over the requisite service period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.
     The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions relating to cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected terms of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
     We recorded share-based compensation expenses of RMB7.3 million, RMB5.2 million and RMB1.9 million ($0.3 million) for the share options in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. As of March 31, 2010, there were RMB2.8 million of total unrecognized compensation costs related to non-vested share options. These costs are expected to be recognized over a weighted average period of approximately 2.1 years.
     We determined the estimated fair value of our employees’ share options granted in October 2007 and in January 2008 based on retrospective valuations conducted by Jones Lang LaSalle Sallmanns Limited, an independent third-party valuation firm. For the July 2008, February 2009 and March 2010 grants, we determined the estimated fair value based on valuations conducted by Jones Lang LaSalle Sallmanns Limited.
     The fair value of the options on the date of grant was determined using the binomial option pricing method under the following assumptions.

	Year Ended March 31,
	2008	2009	2010
Estimated weighted average fair value at grant date of underlying common shares (per share)	$5.67	$4.79	$2.15

Expected weighted average volatility	52%	73%	67%
Weighted average risk-free interest rate (per annum)	3.80%	3.53%	3.89%
Expected weighted average dividends	—	—	—
Suboptimal exercise factor	2.0x	2.0x	2.0x
     We granted 391,800 share options in October 2007. The estimated fair market value of underlying shares was determined to be $5.90 based on the mid-point of our estimated range of the initial public offering price and after applying a discount of 9.16% to account for inherent business risk and lack of marketability. On January 28, 2008 we granted 100,000 share options. The estimated fair market value of underlying shares was determined to be $4.75 based on our IPO price. For the July 2008, February 2009 and March 2010 grants, the fair value of underlying shares was $6.33, $2.685 and $2.15 respectively and was determined based on the traded price of our ADRs on the option grant date.
     For options granted prior to our IPO, because we did not have an internal market for its shares, the expected volatility of our future common share price was based on the historical price volatility of the common shares of comparable publicly traded training and testing services companies operating in the United States. For our share options issued after our IPO, we used an expected volatility that ranged from 66% to 83%, which were based on implied volatilities from traded options of comparable publicly traded training and testing services companies operating in the United States and the historical volatility of the Company’s ADRs. Changes in our estimates and assumptions regarding the expected volatility of our common shares could significantly impact the estimated fair values of our share options determined under the binomial valuation model and, as a result, our net earnings and the net earnings applicable to our common shareholders.
     Since the share options, once exercised, will primarily trade in the United States and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant. We did not have any plan to declare dividends as of the grant dates.
Results of Operations
     The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year Ended March 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages and per share data)
Net revenues:
Testing services	78,198	45.4%	137,046	63.0%	187,158	27,419	76.4%
Test-based educational services	48,595	28.2%	42,546	19.6%	31,786	4,657	13.0%
Test preparation and training solutions	36,908	21.5%	25,071	11.5%	11,149	1,633	4.6%
Other	8,387	4.9%	12,882	5.9%	14,938	2,188	6.1%

Total net revenues	172,088	100.0%	217,545	100.0%	245,032	35,898	100.0%
Cost of revenues	66,947	38.9%	92,608	42.6%	129,535	18,977	52.9%

Gross profit	105,141	61.1%	124,937	57.4%	115,497	16,921	47.1%

	For the fiscal year Ended March 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
Operating expenses:
Research and development	12,882	7.5%	16,241	7.5%	22,708	3,327	9.3%
Sales and marketing	28,805	16.7%	24,922	11.5%	38,951	5,706	15.9%
General and administrative	38,371	22.3%	47,555	21.9%	56,839	8,327	23.2%

Provision for doubtful accounts	1,655	1.0%	9,831	4.5%	27,053	3,963	11.0%
Total operating expenses	81,713	47.5%	98,549	45.3%	145,551	21,324	59.4%

Income (loss) from operations	23,428	13.6%	26,388	12.1%	(30,055)	(4,403)	(12.3)%
Gain from sale of an affiliate	2,837	1.6%	—	—	—	—	—
Gain from liquidation of an affiliate	988	0.6%	—	—	—	—	—
Interest income	474	0.3%	395	0.2%	731	107	0.3%
Subsidy income	—	—	2,000	0.9%	—	—	—
Foreign currency exchange gains (losses), net	(236)	(0.1%)	665	0.3%	(284)	(42)	(0.1%)

Earnings (losses) before income tax	27,491	16.0%	29,448	13.5%	(29,608)	(4,338)	(12.1)%

Income tax benefit (expense)	(7,321)	(4.3%)	(6,638)	(3.0%)	(5,742)	(841)	(2.3%)

Net income (loss)	20,170	11.7%	22,810	10.5%	(35,350)	(5,179)	(14.4)%

	For the fiscal year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Basic earnings (loss) per common share	0.79	0.50	(0.79)	(0.12)
Diluted earnings (loss) per common share	0.53	0.49	(0.79)	(0.12)
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     Net Revenues
     Our total net revenues increased by RMB27.5 million, or 12.6%, to RMB245.0 million ($35.9 million) in the fiscal year ended March 31, 2010 from RMB217.5 million in the fiscal year ended March 31, 2009, primarily as a result of increases in net revenues from our testing services.
     Testing services. Testing services net revenues increased by RMB50.1 million, or 36.6% to RMB187.2 million ($27.4 million) in the fiscal year ended March 31, 2010 from RMB137.0 million in the fiscal year ended March 31, 2009. The total number of tests delivered, which affects our testing services net revenues, increased to 5,760,147 in the fiscal year ended March 31, 2010 from 5,063,379 in the fiscal year ended March 31, 2009. Our average revenue per test delivered also increased to RMB32.5 ($4.8) in the fiscal year ended March 31, 2010 from RMB27.1 in the fiscal year ended March 31, 2009. This increase in both the average revenue per test and the number of tests delivered was due, in part, to a significant increase in the number of finance industry-related tests delivered, which tests also have a relatively high revenue per test. Our net revenues from testing services provided to the China Banking Association, the Securities Association of China and the China Futures Association grew to an aggregate of RMB130.6 million ($19.1 million) in the fiscal year ended March 31, 2010 from RMB108.9 million in the fiscal year ended March 31, 2009. The number of tests delivered for these three clients increased to 3.1 million in the fiscal year ended March 31, 2010 from 2.4 million in the fiscal year ended March 31, 2009. Our net revenues from TOEIC, which we introduced at the end of the fiscal year ended March 31, 2009, grew to RMB19.3 million ($2.8 million), and our net revenues from HR Select, which was newly introduced at the beginning of the fiscal year ended March 31, 2010, were RMB10.5 million ($1.5 million).

     Test-based educational services. Revenues from test-based educational services decreased by RMB10.8 million, or 25.3%, to RMB31.8 million ($4.7 million) in the fiscal year ended March 31, 2010 from RMB42.5 million in the fiscal year ended March 31, 2009. Degree major course program revenues decreased RMB5.5 million, or 17.5%, to RMB26.0 million ($3.8 million) in the fiscal year ended March 31, 2010 from RMB31.5 million in the fiscal year ended March 31, 2009. Single course program revenues decreased to RMB4.3 million ($0.6 million) in the fiscal year ended March 31, 2010 from RMB4.6million in the fiscal year ended March 31, 2009. Pre-occupational training program revenues decreased by RMB2.1 million, or 58.3%, to RMB1.5 million ($0.2 million) in the fiscal year ended March 31, 2010 from RMB3.6 million in the fiscal year ended March 31, 2009 as a result of an decrease in the number of students participating in these programs. We are no longer devoting significant resources to growing or marketing our test-based educational services.
     Test preparation and training solutions. Our revenues from test preparation and training solutions decreased to RMB11.1 million ($1.6 million) in the fiscal year ended March 31, 2010 from RMB25.1 million in the fiscal year ended March 31, 2009, primarily as a result of decreases in the sales of our NTET Tutorial Platform. Revenues from our NTET Tutorial Platform were insignificant in the fiscal year ended March 31, 2010, compared to RMB16.1 million in the fiscal year ended March 31, 2009 as we ceased substantially all sales of the NTET Tutorial Platform due to the delay in the implementation of the national NTET test. Revenues from our online test preparation services for finance industry-related tests increased by RMB1.2 million, or 13.3%, to RMB10.2 million ($1.5 million) in the fiscal year ended March 31, 2010 from RMB9.0 million in the fiscal year ended March 31, 2009.
     Other revenues. Other revenues increased by RMB2.1 million, or 16.0%, to RMB15.0 million ($2.2 million) in the fiscal year ended March 31, 2010 from RMB12.9 million in the fiscal year ended March 31, 2009, primarily due to an increase in revenues from sales of JDX software, test content development services and other test peripherals.
     Gross Profit
     Our gross profit decreased by RMB9.4 million to RMB115.5 million ($16.9 million) in the fiscal year ended March 31, 2010 from RMB124.9 million in the fiscal year ended March 31, 2009. Our gross margin decreased to 47.1% in the fiscal year ended March 31, 2010 from 57.4% in the fiscal year ended March 31, 2009. The decrease in our gross margin was primarily due to higher staff salaries and compensation of RMB3.7 million resulting from the increase in headcount to support the business growth, higher testing monitoring costs of RMB4.3 million related to our TOEIC and HR Select businesses, an impairment of RMB5.5 million related to the prepaid royalty fee for certain content that the Company believes will not be used in the future, increase in amortization and depreciation expenses of RMB 3.2 million related to technology upgrades and increase in the TOEIC royalty fee of RMB5.8 million. The decrease in our gross margin was also due to the significant decrease in the sales of our NTET Platform Tutorial software, which has relatively high gross margin, in the fiscal year ended March 31, 2010.
     Operating Expenses
     Our operating expenses increased by RMB47.0 million, or 47.7%, to RMB145.6 million ($21.3 million) in the fiscal year ended March 31, 2010 from RMB98.5 million in the fiscal year ended March 31, 2009.
     General and administrative expenses. Our general and administrative expenses increased by RMB9.2 million, or 19.5%, to RMB56.8 million ($8.3 million) in the fiscal year ended March 31, 2010 from RMB47.6 million in the fiscal year ended March 31, 2009. Salaries and compensation expenses increased by RMB4.0 million, or 23.3%, to RMB21.2 million ($3.1 million) in the fiscal year ended March 31, 2010, from RMB17.2 million in the fiscal year ended March 31, 2009, primarily due to the expansion of the management team. Our share-based compensation increased by RMB2.1 million, or 53.8%, to RMB6.0 million ($0.9 million) in the fiscal year ended March 31, 2010, from RMB3.9 million in the fiscal year ended March 31, 2009, primarily related to a transfer of existing shares to Benson Tsang, our current chief financial officer, and grant of restricted shares (which are referred to in the Consolidated Financial Statements and accompanying Notes as “nonvested shares” per FASB ASC Topic 718) to Bo Lin, our current chief operating officer.
     Sales and marketing expenses. Our sales and marketing expenses increased by RMB14.0 million, or 56.3%, to RMB39.0 million ($5.7 million) in the fiscal year ended March 31, 2010 from RMB24.9 million in the fiscal year ended March 31, 2009. Sales and marketing expenses as a percentage of our total net revenues increased to 15.9% in the fiscal year ended March 31, 2010 from 11.5% in the fiscal year ended March 31, 2009. This increase was primarily related to RMB6.4 million increase in marketing expenditures and RMB6.9 million increase in salaries and compensation due to additional sales and marketing headcounts to grow our HR Select and TOEIC testing services. We expect that our sales and marketing expenses will continue to increase in the near term as we continue to expand our marketing efforts, particularly in relation to our new service offerings.
     Research and development expenses. Our research and development expenses increased by RMB6.5 million, or 39.8%, to RMB22.7 million ($3.3 million) in the fiscal year ended March 31, 2010 from RMB16.2 million in the fiscal year ended March 31, 2009. This increase was due primarily to the RMB 3.1 million increase in employees salaries and compensation, and RMB 3.0 million higher system development expenses for new businesses and updating of our current test item database.
     Provision for doubtful accounts. Bad debt expenses increased by RMB17.2 million, or 175.7%, to RMB27.1 million ($4.0 million) in the fiscal year ended March 31, 2010, from RMB9.8 million in the fiscal year ended March 31, 2009, primarily due to a provision related to accounts receivable from sales of our NTET Tutorial Platform software. In the fiscal year ended March 31, 2010, we experienced a delay in the cash collection of our receivables from NTET customers. As of March 31, 2010, our accounts receivable from NTET customers that were aged more than one year were RMB24.7 million. Based on the ageing of such receivables, we concluded it is probable that we will be unable to collect the remaining balance due and a full provision for NTET accounts receivable was recognized during the fiscal year ended March 31, 2010.
     Interest Income
     Our interest income was RMB0.7 million in the fiscal year ended March 31, 2010 and RMB0.4 million in the fiscal year ended March 31, 2009. Our interest income was slightly higher in the fiscal year ended March 31, 2010 because of changes in relevant interest rates on deposits.
     Subsidy Income
     We recorded no subsidy income in the fiscal year ended March 31, 2010, compared to our subsidy income of RMB2.0 million in the fiscal year ended March 31, 2009, which was a refund from the local government, as a reward for our successful listing on an overseas stock market.
     Foreign Currency Exchange Gains (Losses), Net
     We recorded a net foreign currency exchange loss of RMB0.3 million ($41,589) in the fiscal year ended March 31, 2010, compared with a net gain of RMB0.7 million in the fiscal year ended March 31, 2009, primarily due to the decrease of the effects of appreciation of Renminbi against the U.S. dollar in relation to the remeasurement of foreign currency-denominated monetary assets and liabilities, primarily U.S. dollar cash held by our PRC subsidiaries.
     Income Tax Expense
     We had income tax expense of RMB5.7 million ($0.8 million) in the fiscal year ended March 31, 2010, compared to RMB6.6 million in the fiscal year ended March 31, 2009. We had income tax expense in the fiscal year ended March 31, 2010 despite having a loss before income tax of RMB29.6 million ($4.3 million) mainly due to the impact from non-tax-deductible expenses, which reduced our income tax benefit by RMB 7.6 million. Increase in valuation allowance for deferred income tax assets of RMB3.7 million ($0.5 million) also had an impact on our effective income tax rate in the fiscal year ended March 31, 2010.
     Net Income (Loss)
     As a result of the above factors, we had net loss of RMB35.3 million ($5.2 million) in the fiscal year ended March 31, 2010 compared to net income of RMB22.8 million in the fiscal year ended March 31, 2009.
     Our basic loss per common share and diluted loss per common share were RMB0.79 ($0.12) in the fiscal year ended March 31, 2010, compared to basic earnings per common share of RMB0.50 and diluted earnings per common share of RMB0.49 in the fiscal year ended March 31, 2009. The Company’s dilutive common equivalent shares in the fiscal years ended March 31, 2009 and 2010 consisted of 1,027,986 and nil common shares, respectively, issuable upon exercise of outstanding share options and vesting of restricted shares, respectively (using the treasury stock method), and 27,524 and nil common shares, respectively, issuable upon exercise of warrants, respectively (using the treasury stock method).
Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008
     Net Revenues
     Our total net revenues increased by RMB45.4 million, or 26.4%, to RMB217.5 million in the fiscal year ended March 31, 2009 from RMB172.1 million in the fiscal year ended March 31, 2008, primarily as a result of increases in revenues from our testing services.
     Testing services. Testing services revenues increased by RMB58.8 million, or 75.2% to RMB137.0 million in the fiscal year ended March 31, 2009 from RMB78.2 million in the fiscal year ended March 31, 2008. This increase was primarily driven by test delivery revenues, which increased by RMB58.6 million, or 76.2%, to RMB135.5 million in the fiscal year ended March 31, 2009 from RMB76.9 million in the fiscal year ended March 31, 2008. The total number of tests delivered, which affects our testing services revenues, increased to 5,063,379 in the fiscal year ended March 31, 2009 from 3,632,285 in the fiscal year ended March 31, 2008. Our average revenue per test delivered also increased to RMB27.1 in the fiscal year ended March 31, 2009 from RMB21.5 in the fiscal year ended March 31, 2008. This increase in both the average revenue per test and the number of tests delivered was due, in part, to a significant increase in the number of finance industry-related tests delivered, where tests have a relatively higher revenue per test.

Although the global financial crisis affected the overall Chinese economy in the second half of calendar year 2008 through the first half of calendar year 2009, we did not experience declines in our testing services attributable to the crisis. Our net revenues from testing services provided to the China Banking Association, the Securities Association of China and the China Futures Association grew to an aggregate of RMB108.9 million in the fiscal year ended March 31, 2009 from RMB55.9 million in the fiscal year ended March 31, 2008. The number of tests delivered for these three clients increased to 2.4 million in the fiscal year ended March 31, 2009 from 1.1 million in the fiscal year ended March 31, 2008.
     Test-based educational services. Revenues from test-based educational services decreased by RMB6.1 million, or 12.6%, to RMB42.5 million in the fiscal year ended March 31, 2009 from RMB48.6 million in the fiscal year ended March 31, 2008. Degree major course program revenues decreased RMB5.0 million, or 13.7%, to RMB31.5 million in the fiscal year ended March 31, 2009 from RMB36.5 million in the fiscal year ended March 31, 2008. Single course program revenues decreased to RMB4.6 million in the fiscal year ended March 31, 2009 from RMB9.4 million in the fiscal year ended March 31, 2008. Pre-occupational training program revenues increased by RMB0.9 million, or 33.3%, to RMB3.6 million in the fiscal year ended March 31, 2009 from RMB2.7 million in the fiscal year ended March 31, 2008 as a result of an increase in the number of students participating in these programs. Beginning in December 2008, we have redirected most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC where we believe there are greater market opportunities.
     Test preparation and training solutions. Our revenues from test preparation and training solutions decreased to RMB25.1 million in the fiscal year ended March 31, 2009 from RMB36.9 million in the fiscal year ended March 31, 2008, primarily as a result of decreases in the sales of our NTET Tutorial Platform. Sales of our NTET Tutorial Platform decreased by RMB15.7 million, or 49.4%, to RMB16.1 million in the fiscal year ended March 31, 2009 from RMB31.8 million in the fiscal year ended March 31, 2008 due to lower approved budgets for relevant governmental agencies to procure this software as the deadline for the national NTET test has been deferred. As of March 31, 2009, we had accounts receivable aged over one year of RMB8.6 million from sales of NTET Tutorial Platform software. Revenues from our online test preparation services for finance industry-related tests increased by RMB3.9 million, or 76.5%, to RMB9.0 million in the fiscal year ended March 31, 2009 from RMB5.1 million in the fiscal year ended March 31, 2008.
     Other revenues. Other revenues increased by RMB4.5 million, or 53.6%, to RMB12.9 million in the fiscal year ended March 31, 2009 from RMB8.4 million in the fiscal year ended March 31, 2008, primarily due to an increase in revenues from ancillary test services.
     Gross Profit
     Our gross profit increased by RMB19.8 million to RMB124.9 million in the fiscal year ended March 31, 2009 from RMB105.1 million in the fiscal year ended March 31, 2008. Our gross margin decreased to 57.4% in the fiscal year ended March 31, 2009 from 61.1% in the fiscal year ended March 31, 2008. The decrease in our gross margin was primarily due to the decrease in revenues from higher gross margin NTET sales.
     Operating Expenses
     Our operating expenses increased by RMB16.8 million, or 20.6%, to RMB98.5 million in the fiscal year ended March 31, 2009 from RMB81.7 million in the fiscal year ended March 31, 2008.
     General and administrative expenses. Our general and administrative expenses increased by RMB9.2 million, or 23.9%, to RMB47.6 million in the fiscal year ended March 31, 2009 from RMB38.4 million in the fiscal year ended March 31, 2008. Salaries and compensation expenses increased by RMB4.6 million, or 36.5%, to RMB17.2 million in the fiscal year ended March 31, 2009, from RMB12.6 million in the fiscal year ended March 31, 2008, primarily due to the expansion of the management team. Professional services expenses increased by RMB6.1 million, or 53.0%, to RMB17.6 million in the fiscal year ended March 31, 2009 from RMB11.5 million in the fiscal year ended March 31, 2008, mainly due to incremental expenses related to maintaining compliance as a public company. Our general and administrative expenses were offset by a rebate of RMB2.9 million from Citibank N.A., our depositary, for proceeds related to the administration of ADRs.
     Sales and marketing expenses. Our sales and marketing expenses decreased by RMB3.9 million, or 13.5%, to RMB24.9 million in the fiscal year ended March 31, 2009 from RMB28.8 million in the fiscal year ended March 31, 2008. Sales and marketing expenses as a percentage of our total net revenues decreased to 11.5% in the fiscal year ended March 31, 2009 from 16.7% in the fiscal year ended March 31, 2008. This decrease was primarily related to a decrease in our expenses on business development activities for test-based educational services.
     Provision for doubtful accounts. Bad debt expenses increased by RMB8.2 million, or 493.8%, to 9.8 million in the fiscal year ended March 31, 2009, from RMB1.7 million in the fiscal year ended March 31, 2008, primarily relating to our test-based education services as some schools declined to pay for previously provided services after their relationship with us terminated, and a provision of RMB3.3 million pertaining to an advance payment to a third party pursuant to a 2005 business cooperation arrangement that was terminated.

     Research and development expenses. Our research and development expenses increased by RMB3.3 million, or 25.6%, to RMB16.2 million in the fiscal year ended March 31, 2009 from RMB12.9 million in the fiscal year ended March 31, 2008. This increase was due primarily to increases in costs related to development of our HR Select, TOEIC and Cambridge ESOL Young Learners English service offerings.
     Interest Income
     Our interest income was RMB0.4 million in the fiscal year ended March 31, 2009 and RMB0.5 million in the fiscal year ended March 31, 2008. Our interest income was slightly lower in the fiscal year ended March 31, 2009 because of changes in relevant interest rates on deposits.
     Subsidy Income
     Our subsidy income of RMB2.0 million in the fiscal year ended March 31, 2009 is a refund from the local government as a reward for our successful listing on an overseas stock market.
     Foreign Currency Exchange Benefit (Losses), Net
     Our net foreign currency exchange results improved and resulted in a net gain of RMB0.7 million in the fiscal year ended March 31, 2009, compared with a net loss of RMB0.2 million in the fiscal year ended March 31, 2008, primarily due to the effects of appreciation of Renminbi against U.S. dollar in relation to a U.S. dollar loan made from ATA BVI to ATA Learning.
     Income Tax Expense
     We had income tax expense of RMB6.6 million in the fiscal year ended March 31, 2009, compared to RMB7.3 million in the fiscal year ended March 31, 2008. Our effective tax rate decreased from 26.6% in the fiscal year ended March 31, 2008 to 22.5% in the fiscal year ended March 31, 2009, mainly due to an incentive, which was not in effect for the previous fiscal year, from the local tax authority relating to research and development.
     Net Income
     As a result of the above factors, we had net income of RMB22.8 million in the fiscal year ended March 31, 2009 compared to RMB20.2 million in the fiscal year ended March 31, 2008.
     Our basic earnings per common share were RMB0.79 and RMB0.50 in the fiscal years ended March 31, 2008 and 2009, respectively. Our diluted earnings per common share were RMB0.53 and RMB0.49 in the fiscal years ended March 31, 2008 and 2009, respectively. The Company’s dilutive common equivalent shares in the fiscal years ended March 31, 2008 and 2009 consisted of 2,062,324 and 1,027,986 common shares issuable upon exercise of outstanding share options and restricted shares, respectively (using the treasury stock method), 481,125 and 27,524 common shares issuable upon exercise of warrants, respectively (using the treasury stock method), and 9,775,462 and nil common shares issuable upon the conversion of the convertible preferred shares, respectively (using the as-converted method).
B. Liquidity and Capital Resources
     We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities and the proceeds from our 2008 initial public offering.
     As of March 31, 2010, we had RMB213.9 million ($31.3 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.
     The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2008, 2009 and 2010:

	For the fiscal year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	305	31,538	(27,965)	(4,097)
Net cash provided by (used in) investing activities	(5,107)	(35,053)	(61,663)	(9,034)
Net cash provided by (used in) financing activities	299,286	(10,640)	(6,670)	(977)

	For the fiscal year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)
Effect of foreign exchange rate changes on cash	(7,306)	(7,539)	(331)	(48)
Net (decrease) increase in cash	287,178	(21,694)	(96,629)	(14,156)
Cash at beginning of year	45,019	332,197	310,503	45,490
Cash at end of year	332,197	310,503	213,874	31,333
Fiscal Year Ended March 31, 2010
     Net cash used by operating activities was RMB28.0 million ($4.1 million) in the fiscal year ended March 31, 2010 compared to net cash provided by operating activities of RMB31.5 million in the fiscal year ended March 31, 2009. Our net cashflow from operating activities in the fiscal year ended March 31, 2010 was impacted by our significant increase in cash expenditures of RMB36.2 million on test monitoring costs and other operating expenses primarily due to the increased number of the tests delivered and development and marketing efforts for TOEIC, HR select and Cambridge ESOL Young Learners English services. Contributing to this decreased cash flow was a decrease in cash collected from our testing service and test preparation and training solutions, primarily due to a decrease of RMB16.1 million advance received from test takers in relation to test in June for the China Banking Association. The test registration deadline for the test in June was postponed to early April 2010 as compared to late March 2009, which resulted a decrease in advance received from test takers from RMB17.0 million as of March 31, 2009 to RMB0.9 million as of March 31, 2010.
     Net cash used in investing activities in the fiscal year ended March 31, 2010 of RMB61.7 million ($9.0 million) was primarily attributable to capital expenditures, including the RMB52.6 million paid in July 2009 for the purchase of our office space in Beijing.
     Net cash used in financing activities in the fiscal year ended March 31, 2010 was RMB6.7 million ($1.0 million), primarily attributable to RMB11.9 million ($1.7 million) used to repurchase our common shares in the open market, offset by proceeds of RMB5.2 million ($0.8 million) from the collection of loans to shareholders.
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
     Fiscal Years Ended March 31, 2008 and 2009
     Net cash provided by operating activities was RMB31.5 million in the fiscal year ended March 31, 2009 compared to RMB0.3 million in the fiscal year ended March 31, 2008. In the fiscal year ended March 31, 2009, we experienced a significant increase in cash collected from our testing services and test preparation and training solutions, including RMB59.8 million cash collected from test takers in relation to tests delivered for the China Banking Association, the majority of which was an advance received for tests taken in May and June, 2009. Partially offsetting this increased cash inflow was an increase in cash paid for income taxes of RMB4.6 million, primarily due to the increased taxable income, and an increase in cash expenditures on test monitoring costs and other operating expenses primarily due to the increased number of the tests delivered and development and marketing efforts for TOEIC, HR select and Cambridge ESOL Young Learners English services.
     Net cash used in investing activities in the fiscal year ended March 31, 2009 of RMB35.1million was primarily attributable to the RMB20.5million upfront royalty fee paid to ETS and RMB14.2 million spent on software and capital equipment, including computers and servers. Net cash provided by investing activities in the fiscal year ended March 31, 2008 of RMB5.1 million was primarily attributable to the proceeds from disposal of our interest in Wendu Education and from the liquidation of ATA Jiangsu, offset by RMB5.7 million spent on capital equipment, including computers and servers, and by RMB4.4 million paid as the deposit pursuant to the acquisition agreement for Beijing JDX and JDX BVI.

     Net cash used in financing activities in the fiscal year ended March 31, 2009 was RMB10.6 million, primarily attributable to RMB10.1 million used to repurchase our common share in the open market, offset by proceeds of RMB1.0 million from exercise of warrants. Net cash provided by financing activities in the fiscal year ended March 31, 2008 was RMB298.3 million, primarily attributable to the proceeds of RMB317.6 million raised from our initial public offering, offset by RMB19.3 million cash paid in connection with the preparation for our initial public offering.
Capital Expenditures
     The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	5,723	34,688	59,357	8,696
     Historically, our capital expenditures were made primarily for the purchase of software, computer equipment and servers. Our capital expenditures in the fiscal year ended March 31, 2010 were higher than in the past because of our payment of RMB52.6 million in July 2009 for the purchase of our office in Beijing. Our capital expenditures in the fiscal year ended March 31, 2011 are expected to be lower.
     In March 2009, ATA signed an agreement of cooperation with ETS pursuant to which ATA will be the exclusive agent for ETS’s TOEIC exam in China for ten years from March 2009. We paid ETS a RMB 20.5 million ($3 million) royalty fee in March 2009, which will be amortized over the ten year contract period.
Foreign Currency Exchange
     ATA Inc. and ATA BVI’s functional currency is the U.S. dollar. Our PRC subsidiaries and variable interest entity’s functional currency is Renminbi. The non-Renminbi portion of our revenues — primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees, either denominated in U.S. dollars or Hong Kong dollars. As of March 31, 2010, we had RMB213.9 million (US$31.3 million) in cash, including RMB129.0 million (US$ 18.9 million) bank balance held in U.S. dollar-denominated accounts with banks in Hong Kong. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”
Recent Accounting Pronouncements
     In October 2009, the FASB issued ASU 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that requires companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. This ASU is effective beginning January 1, 2011 with earlier application permitted. The Company is in the process of evaluating the impact on its consolidated financial statements.
C. Research and Development
     Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted 100 people as of March 31, 2010. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our Dynamic Simulation technology, our ETX platform and our HR Select interface. Our total expenses for research and development were RMB12.9 million, RMB16.2 million and RMB22.7 million ($3.3 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively.

D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2007 to March 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations as of fiscal year ended March 31, 2010:

	Payment Due by Period
		Within 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
	(In thousands of RMB)
Operating Lease Obligations	18,104	5,343	10,018	2,743	—
     Our operating lease obligations comprised of our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through January 2014, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration. As we purchased our Beijing office space in July 2009, its related lease obligation was not included in the table above.
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

Name	Age	Position
Kevin Xiaofeng Ma	46	Chairman of the Board of Directors, Chief Executive Officer
Walter Lin Wang	48	Director, President
Benson Tsang	45	Chief Financial Officer, Financial and Principal Accounting Officer
Bo Lin	41	Chief Operating Officer
Andrew Yan	52	Director
Hope Ni	38	Director
Alec Tsui	61	Director
Jianmin Ding	44	Vice President
Patrick Tien	53	Vice President of Channel and Sales
Alex Tong	47	Vice President of Business Development

Name	Age	Position
Shuqiu Zhao	38	Vice President
Degang Xie	38	Vice President
Amy Tung	38	Financial Controller
     Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as vice president at the Beijing MDI High-Tech Center, as president at Beijing Zhongjia Integrated Intelligent System Engineering, and as director at China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.
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
     Benson Tsang became our chief financial officer and financial and principal accounting officer in March 2010. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as Chief Financial Officer of WuXi Pharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He served with PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and an MBA degree from McMaster University in Canada.
     Bo Lin became our chief operating officer in July 2009. Mr. Lin brings to our company more than 18 years of experience in enterprise sales and marketing, strategic planning and operations management. Prior to joining us, Mr. Lin was the general manager of strategic accounts with Microsoft China where he was responsible for the country-wide business drive focused on developing and expanding sales to the State-Owned Enterprise and Public Sector customers. Before that, Mr. Lin had worked for China Hewlett-Packard for 14 years in various roles, most recently as the vice president and general manager of strategic accounts and business development. Mr. Lin holds a bachelor’s degree in economics from Beijing University of Technology and an MBA degree from the Kellogg School of Management of Northwestern University.
     Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive Director of China Resources Land Limited and Fosun International Limited; non-executive Director of Digital China Holdings Limited and MOBI Development Co., Ltd.; and Director of Acorn International Inc., Giant Interactive Group Inc. and Eternal Asia Supply Chain Co., Ltd. (all 7 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a Master of Arts degree from Princeton University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in the PRC.
     Hope Ni is an Independent Director on our board. Ms. Ni was the chairman of the board of directors of China Fundamental Acquisition Corp. from May 2008 to February 2010, and in February 2010, China Fundamental Acquisition acquired Beijing Wowjoint and the surviving company was listed on NASDAQ in May 2010 (NASDAQ: BWOW). Until January 2008, Ms. Ni served as the chief financial officer, director and secretary for Comtech Group Inc., a NASDAQ Select Global Market-listed company (NASDAQ: COGO) which she joined in August 2004. Prior to joining Comtech, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at JA Solar Holdings Co., Ltd., a NASDAQ-listed company (NASDAQ: JASO) and KongZhong Corporation, a NASDAQ-listed company (NASDAQ: Kong). Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.
     Alec Tsui is an independent director on our board. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Ltd., COSCO International Holdings, China Power International Development Limited, China BlueChemical Limited, China Hui Yuan Juice Holdings Co. Ltd., Pacific Online Ltd, and China Oilfield Services Limited. He was also an independent non-executive director of Melco PBL Entertainment (Macau) Ltd. which is listed on the Nasdaq Global Market. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.
     Jianmin Ding became a vice president in charge of JDX business development of our company as of February 28, 2009. Mr. Ding has been with ATA in charge of our marketing and business development since 2001. Prior to joining us, Mr. Ding was the chairman and CEO of Shanghai Linping Property Ltd. Mr. Ding graduated from Nanjing University with a bachelor’s degree in economics.
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
     Degang Xie became a vice president in charge of the research and development department of our company as of February 23, 2009. Mr. Xie has been with ATA in charge of our IT research and development since 1999. Prior to joining us, Mr. Xie worked as chief engineer of Nanjing LOPU Ltd. Mr. Xie graduated from Nanjing University with a bachelor’s degree in physics.
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
B. Compensation
     For the fiscal year ended March 31, 2010, we and our subsidiaries paid aggregate cash compensation of approximately RMB10.7 million ($1.6 million) to our directors and executive officers as a group, and granted to selected directors and executive officers options to acquire an aggregate of 300,000 common shares and 200,000 restricted shares. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Incentives
     We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares.
     As of the date of this annual report, we have granted options for the purchase of a total of 3,310,300 common shares under the 2005 Plan and 412,168 common shares under the 2008 Plan, and 511,549 restricted shares under the 2008 Plan, respectively, to selected directors, officers, employees and individual consultants and advisors, of which 3,389,902 share options and 410,049 restricted shares are outstanding, and 3,029,485 share options and 65,750 restricted shares are vested, as of the date of this report. The contractual term of these options is ten years.
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
     The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:
Share options

	Number of
	Common Shares
	to be Issued	Exercise
	Upon Exercise	Price per
Name	of Options	Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Benson Tsang	300,000	$2.115	March 29, 2010	March 29, 2010	March 28, 2020
Jianmin Ding	303,800	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Patrick Tien	220,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Alex Tong	100,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Degang Xie	31,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Shuqiu Zhao	23,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
	8,000	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Amy Tung	50,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016
Restricted shares

	Number of Common
	Shares to be Issued
	Upon Vest of
Name	Restricted Shares	Date of Grant	Vesting Start Date
Bo Lin	200,000	July 20, 2009	July 20, 2009
Degang Xie	20,000	February 12, 2009	February 12, 2009
Shuqiu Zhao	30,000	February 12, 2009	February 12, 2009
     In March 2010, the Company’s CEO, who is also a principal shareholder, agreed to transfer 150,000 common shares of the Company to the newly appointed CFO. The shares were fully vested on the CFO’s employment date. Compensation expense of $0.3 million (RMB2.2 million), which was measured based on the fair value of the shares at the CFO’s employment date, was recognized in the consolidated statement of operations for the year ended March 31, 2010.
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
D. Employees
     We had 346, 489 and 537 employees as of March 31, 2008, 2009 and 2010, respectively. As of March 31, 2010, we had 537 employees, 167 of which were in sales and marketing, 100 in research and development, 189 in client service and support and 81 in general and administrative functions.
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
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of July 2, 2010 by:
•	each person known to us to own beneficially more than 5% of our common shares, and

•	each of our directors and executive officers

	Common Shares Beneficially
	Owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	6,094,988	13.7%
Walter Lin Wang (4)	2,923,576	6.6%
Benson Tsang	*	*
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Jianmin Ding	*	*
Patrick Tien	*	*
Alex Tong	*	*
Bo Lin	—	—
Shuqiu Zhao	*	*
Degang Xie	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	10,148,014	22.8%
Principal Shareholders:
SB Asia Investment Fund II L.P. (5)	15,147,208	34.1%
HSBC International Trustee Limited (6)	14,570,670	32.8%
Able Knight Development Limited (3)	6,094,988	13.7%
Lijun Mai (7)	4,845,000	10.9%
Wealth Treasure Management Limited (4)	2,923,576	6.6%
Government of Singapore Investment Corporation Pte Ltd (8)	2,782,514	6.3%

*	Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after July 2, 2010.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after July 2, 2010. The total number of our common shares outstanding as of July 2, 2010 is 44,441,762.

(3)	Includes 6,094,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)	Includes 2,923,576 common shares held by Wealth Treasure Management Limited. Wealth Treasure Management Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited. The business address of Wealth Treasure Management Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)	Based on a Schedule 13D filed jointly by SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. on March 15, 2010. Includes 12,707,436 common shares and 1,219,886 ADSs, representing 2,439,772 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

(6)	Based on a Schedule 13G filed by HSBC International Trustee Limited on February 12, 2010. Includes 8,935,584 common shares and 2,817,543 American Depositary Shares (representing 5,635,086 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

(7)	Based on a Schedule 13G filed jointly by Lijun Mai, Mutual Step Holdings Limited, Magnificent Trio Company Limited, Wealth Trust, Art Kind Technology Limited, New Knight Holdings Limited, Sunrise Trust, Art Grace Development Limited, Unique Icon Limited and Value Trust on February 17, 2009. Includes 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)	Based on a Schedule 13G filed by the Government of Singapore Investment Corporation Pte Ltd on February 4, 2010. According to the Schedule 13G, the Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of 2,782,514 common shares, the Government of Singapore shares the power to vote and power to dispose of 1,878,714 common shares and the Monetary Authority of Singapore shares the power to vote and the power to dispose of 903,800 common shares.
     None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of July 2, 2010, none of our common shares were held by holders of record in the United States. However, 22,798,742 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United

States.
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
     Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009. To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above, ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, the pledgee may exercise its rights and foreclose on the pledged equity interest. Under this agreement, the pledgor may not transfer the pledged equity interest without the pledgee’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. This agreement may be terminated upon the completion of ATA Online’s contractual liabilities under the exclusive technical support agreement and the strategic consulting service agreement as described above. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account. In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the pledge.
     Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007 and on July 7, 2009. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang a interest free loan in the amount of RMB0.9 million, RMB50,000 and RMB50,000, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case is ten years, which may be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang can only repay the loans by transferring all of their interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. When Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang transfer their interest in ATA Online to ATA BVI or its designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang to ATA BVI. ATA BVI also has the right to, but has no obligation to, purchase, or designate a third party to purchase, all or part of their interest in ATA Online at a price equal to the amount of the loans. In February 2007, Jianguo Wang repaid the loan by transferring all of his interest in ATA Online to Walter Lin Wang. As a result, ATA BVI terminated the loan agreement with Jianguo Wang and amended the agreement with Walter Lin Wang to increase the principal of the loan to RMB0.1 million. In July 2009, each of the loan agreements with Kevin Xiaofeng Ma and Walter Lin Wang was further amended by an addendum that ATA BVI would extend an additional loan to each of Kevin Xiaofeng Ma and Walter Lin Wang in the amount of RMB8.1 million ($1.2 million) and RMB0.9 million ($131,853), respectively, for the sole purpose of increasing the registered capital of ATA Online.
     Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009. Through the call option and cooperation agreement entered into between ATA BVI and ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreement described above. This agreement can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account. In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the call option.
Shareholders Agreement and Right of First Refusal and Co-Sale Agreement
     In connection with our sale of Series A convertible preferred shares to SAIF and Winning King Ltd. in March 2005, we and our existing shareholders entered into a Shareholders Agreement. Under this agreement, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. These registration rights will terminate on March 31, 2013.
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
Loans to Our Shareholders, Members of Our Management and Companies Controlled by Our Shareholders or Members of Our Management
     Our subsidiaries have in the past made loans and advances to certain of our shareholders and members of our management. During the period from April 2007 through the date of this document, the maximum aggregate amount of outstanding balances due on such loans and advances was RMB2.8 million. All of these loans and advances were unsecured and non-interest bearing, and all such loans and advances were repaid prior to completion of our initial public offering.
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

ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details.
Price Range of Our ADSs
     Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2008 (from January 29, 2008)	$12.92	$8.02
Fiscal year ended March 31, 2009	$17.45	$2.75
Fiscal year ended March 31, 2010	$12.2	$2.92
Quarterly Highs and Lows:
Quarter ended June 30, 2008	$17.45	$8.96
Quarter ended September 30, 2008	$15.45	$8.22
Quarter ended December 31, 2008	$9.06	$3.56
Quarter ended March 31, 2009	$5.62	$2.75
Quarter ended June 30, 2009	$12.2	$3.94
Quarter ended September 30, 2009	$9.65	$5.61
Quarter ended December 31, 2009	$6.19	$4.12
Quarter ended March 31, 2010	$4.75	$2.92
Monthly Highs and Lows:
January 2010	$4.75	$2.92
February 2010	$3.91	$3.00
March 2010	$4.59	$3.45
April 2010	$4.09	$3.33
May 2010	$3.61	$3.22
June 2010	$3.60	$2.82
July 2010 (through July 2, 2010)	$3.07	$2.72
     On July 2, 2010, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$2.80 per ADS.
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
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” , Item 5, “Operating and Financial Review and Prospects”and Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.
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
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.7709 Renminbi per U.S. dollar on July 2, 2010.
     Dividend Distributions
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2010, our Chinese subsidiaries allocated RMB6.2 million ($0.9 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
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
     If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC withholding income tax.
United States Federal Income Taxation
     This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:
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
Dividends on ADSs or Ordinary Shares
     Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to a reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.
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
Sales and Other Dispositions of ADSs or Ordinary Shares
     Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit purposes. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011 and 20% thereafter). Your ability to deduct capital losses will be subject to various limitations.
Passive Foreign Investment Company
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2010, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.
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
     If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore, you will not be able to make or maintain such an election with respect to your ADSs or ordinary shares.
U.S. Information Reporting and Backup Withholding Rules
     Dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.
     PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.
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
     You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.
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
     Foreign Currency Risk
     A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.7709 Renminbi per U.S. dollar on July 2, 2010.

     ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB0.2 million ($35,379) which we recognized as a component of comprehensive loss as of March 31, 2010. If the Renminbi against U.S. dollar as of March 31, 2010 had further appreciated by 10% from 6.826 to 6.205 as of March 31, 2010, the translation loss would have increased by RMB13.2 million ($1.9 million). Further, we recognized a net foreign currency exchange loss of RMB0.3 million ($41,589) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2010 had further appreciated by 10% from 6.826 to 6.205 as of March 31, 2010, the foreign currency exchange loss would have increased by RMB1.2 million ($0.2 million).
     Inflation
     China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 4.8%, 5.9% and -0.7% in the years 2007, 2008 and 2009, respectively. In the first five months of 2010, China’s consumer price index increased by 2.5% year over year. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent deflation in China to have a significant effect on our operations.
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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2010 based on the criteria established in this Internal Control-Integrated Framework .
     KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2010, as stated in their report which is included below.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA Inc.:
We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010, and our report dated July 7, 2010 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
KPMG
Hong Kong, China
July 7, 2010
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal accountant, for the periods indicated.

	Fiscal Year ended March 31,
	2009	2010
	RMB	RMB	US$
Audit fees (1)	5,489,833	5,012,215	734,304
Audit-related fees (2)	1,673,101	1,691,580	247,822
Tax fees (3)	—	60,000	8,790

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in fiscal years 2009 and 2010 involve principally the agreed-upon procedures in connection with our quarterly financial information.

(3)	“Tax fees” means the aggregate fees billed or payable for services rendered by our principal accountant for tax compliance and tax advice.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			(c) Total Number	(d) Maximum
			of ADSs	Approximate Dollar
	(a) Total		Purchased as Part	Value of ADSs that May
	Number	(b) Average	of	Yet
	of ADSs	Price	Publicly	Be Purchased Under the
Period	Purchased	Paid per ADS[1]	Announced Plan	Plan[1,2,3]
April 1 — April 30, 2009				$3,516,304 (RMB24,001,590)
May 1 — May 31, 2009	71,132	$5.4098 (RMB36.9261)	71,132	$3,131,495 (RMB21,374,960)
June 1 — June 30, 2009	90,785	$6.3641 (RMB43.4399)	161,917	$2,553,732 (RMB17,431,264)
September 1 — September 30, 2009	7,350	$6.7885 (RMB46.3370)	169,267	$2,503,836 (RMB17,090,687)
November 1 — November 30, 2009	45,286	$5.0127 (RMB34.2158)	214,553	$2,276,830 (RMB15,541,188)
December 1 — December 31,2009	14,632	$5.0990 (RMB34.8046)	229,185	$2,202,222 (RMB15,031,928)
February 1 — February 28, 2010	30,016	$3.6148 (RMB24.6739)	259,201	$4,891,498 (RMB33,388,388)
March 1 — March 31, 2010	81,568	$3.9591 (RMB27.0242)	340,769	$4,568,560 (RMB31,184,077)

[1]	All translations from U.S. dollar to Renminbi were made at a rate of RMB6.8258 to US$1.00, which was the noon buying rate in effect as of March 31, 2010.

[2]	On November 13, 2008, we announced a share repurchase plan. Under the plan, we were approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through December 31, 2009.

[3]	On February 12, 2010, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2011.
Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2010.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     As a foreign private issuer with shares listed on the Nasdaq Global Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:
•	Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time.

•	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.
PART III

ITEM 17. FINANCIAL STATEMENTS
     Not Applicable.
ITEM 18. FINANCIAL STATEMENTS
     Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS
Index to Exhibits

Exhibit
Number	Description

1.1	—	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	—	Form of Common Share Certificate.*

2.2	—	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	—	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	—	Shareholders Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

4.1	—	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	—	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	—	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	—	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	—	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	—	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	—	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009**

4.7	—	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	—	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009**

4.8	—	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang, Jianguo Wang and ATA Online (Beijing) Education Technology Limited, dated October 27, 2006.*

4.9	—	Framework Agreement for Option Right Exercise among ATA Testing Authority (Holdings) Limited, Lin Wang, Jianguo Wang, ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.10	—	Option Exercise Notice between ATA Testing Authority (Holdings) Limited and Jianguo Wang, dated February 12, 2007.*

4.11	—	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang and ATA Online (Beijing) Education Technology Limited, dated February 12, 2007.*

4.12	—	Equity Pledge Agreement among Xiaofeng Ma, Lin Wang and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.13	—	Extended Control Agreement among Xiaofeng Ma, Lin Wang, ATA Online (Beijing) Education Technology Limited, ATA Learning (Beijing) Inc., and ATA Testing Authority (Holdings) Limited, amending the Technical Support Agreement (Exhibit 4.5), the Strategic Consulting Service Agreement (Exhibit 4.6), the Call Option and Cooperation Agreement (Exhibit 4.12), and the Equity Pledge Agreement (4.13), dated July 7, 2009. **

4.14	—	Purchase Agreement Translation (8th Floor) **

4.15	—	Purchase Agreement Translation (16th Floor) **

4.16	—	Testing Service Agreement between ATA Testing Authority (Beijing) Limited and Securities Association of China, dated September 27, 2006.

4.17	—	Service Agreement for 2010 Securities Practitioner Qualification Exams between ATA Testing Authority (Beijing) Limited and Securities Association of China, date July 7, 2010.†

8.1	—	List of Subsidiaries.

11.1	—	Code of Conduct.*

12.1	—	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	—	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	—	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	—	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	—	Consent of KPMG.

23.2	—	Consent of Jones Lang LaSalle Sallmanns Limited

23.3	—	Consent of Jincheng Tongda & Neal Law Firm

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.

**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on September 15, 2009.

†	Confidential treatment has been requested for portions of this exhibit.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-148641) filed with the Securities and Exchange Commission with respect to American depositary shares representing our common shares.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA INC.
/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: July 7, 2010

S - 1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA Inc.:
We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010 in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 7, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
July 7, 2010

ATA INC.
Consolidated Balance Sheets

		March 31,
	Note	2009	2010	2010
		RMB	RMB	USD
ASSETS
Current assets:
Cash		310,503,071	213,874,252	31,333,214
Accounts receivable, net	(4)	71,076,794	82,900,060	12,145,105
Inventories		2,287,260	2,115,220	309,886
Prepaid expenses and other current assets	(5)	15,134,804	10,184,165	1,492,011

Total current assets		399,001,929	309,073,697	45,280,216

Property and equipment, net	(7)	20,987,472	70,328,064	10,303,271
Goodwill		23,422,850	23,422,850	3,431,517
Intangible assets, net	(8)	25,994,261	23,206,591	3,399,835
Other assets		1,838,544	2,471,898	362,140

Total assets		471,245,056	428,503,100	62,776,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	(9)	44,950,280	52,385,674	7,674,657
Deferred revenues	(10)	40,238,256	25,837,229	3,785,231

Total current liabilities		85,188,536	78,222,903	11,459,888

Deferred revenues	(10)	5,626,153	4,673,805	684,726
Deferred income tax liabilities	(12)	189,583	131,524	19,269

Total liabilities		91,004,272	83,028,232	12,163,883

Shareholders’ equity:
Common shares:
Par value: USD0.01
Authorized: 500,000,000 shares
Issued and outstanding: 45,675,514 and 44,441,762 shares as of March 31, 2009 and 2010, respectively	(14)	3,503,619	3,418,709	500,851
Treasury shares —552,214 and nil common shares as of March 31, 2009 and 2010, respectively, at cost	(14)	(10,126,861)	—	—
Receivable from shareholders	(14)	(5,226,173)	—	—
Additional paid-in capital	(14)	500,350,068	485,907,507	71,186,895
Accumulated other comprehensive loss	(2)	(16,157,846)	(16,399,334)	(2,402,551)
Accumulated deficit		(92,102,023)	(127,452,014)	(18,672,099)

Total shareholders’ equity		380,240,784	345,474,868	50,613,096

Commitments and contingencies	(2, 16)	—	—	—
Total liabilities and shareholders’ equity		471,245,056	428,503,100	62,776,979

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Operations

		Year Ended March 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	USD
Net revenues	(11)
Product		34,050,222	16,070,049	2,811,626	411,912
Service		138,038,005	201,475,254	242,219,917	35,485,938

Total net revenues		172,088,227	217,545,303	245,031,543	35,897,850
Cost of revenues		66,947,419	92,608,631	129,535,003	18,977,263

Gross profit		105,140,808	124,936,672	115,496,540	16,920,587
Operating expenses:
Research and development		12,882,428	16,240,618	22,708,310	3,326,835
Sales and marketing		28,804,487	24,921,910	38,951,021	5,706,441
General and administrative		38,370,929	47,554,682	56,839,498	8,327,156
Provision for doubtful accounts		1,655,412	9,831,940	27,052,862	3,963,324

Total operating expenses		81,713,256	98,549,150	145,551,691	21,323,756

Income (loss) from operations		23,427,552	26,387,522	(30,055,151)	(4,403,169)
Gain from sale of an affiliate		2,837,451	—	—	—
Gain from liquidation of an affiliate		988,133	—	—	—
Interest income		473,739	395,108	731,181	107,120
Subsidy income		—	2,000,000	—	—
Foreign currency exchange gains (losses), net		(235,742)	665,558	(283,875)	(41,589)

Earnings (loss) before income taxes		27,491,133	29,448,188	(29,607,845)	(4,337,638)
Income tax benefit (expense)	(12)	(7,321,354)	(6,637,973)	(5,742,146)	(841,241)

Net income (loss)		20,169,779	22,810,215	(35,349,991)	(5,178,879)

Basic earnings (loss) per common share	(17)	0.79	0.50	(0.79)	(0.12)

Diluted earnings (loss) per common share	(17)	0.53	0.49	(0.79)	(0.12)

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Convertible preferred shares				Common shares
										Accumulated
	Number of		Number of		Number			Receivable	Additional	other		Total
	Series A		Series A-1		of		Treasury	from	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive
	shares	Amount	shares	Amount	shares	Amount	shares	shareholders	capital	loss	deficit	equity	income (loss)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2007	6,628,369	533,451	883,783	70,848	25,479,452	2,093,877	(16,106,940)	—	203,139,446	—	(135,082,017)	54,648,665

Conversion of Series A and A-1 preferred shares into common shares (Note 14)	(6,628,369)	(533,451)	(883,783)	(70,848)	11,730,554	843,462	—	—	(239,163)	—	—	—
Issuance of common shares upon initial public offering (“IPO”), net of issuance costs of RMB28,899,914	—	—	—	—	10,000,226	718,871	—	—	287,942,477	—	—	288,661,348
Issuance and modification of common share warrant to JDX sellers(Note 3)	—	—	—	—	—	—	—	—	278,744	—	—	278,744
Share-based compensation expense (Note 13)	—	—	—	—	—	—	—	—	7,252,520	—	—	7,252,520
Net income	—	—	—	—	—	—	—	—	—	—	20,169,779	20,169,779	20,169,779
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	(7,933,512)	—	(7,933,512)	(7,933,512)

Comprehensive income													12,236,267

Balance as of March 31, 2008	—	—	—	—	47,210,232	3,656,210	(16,106,940)	—	498,374,024	(7,933,512)	(114,912,238)	363,077,544

Retirement of treasury shares (Note 14)	—	—	—	—	(3,579,327)	(295,799)	16,106,940	—	(15,811,141)	—	—	—
Share-based compensation expense (Note 13)	—	—	—	—	—	—	—	—	5,242,549	—	—	5,242,549
Share-based compensation expense for share options modified (Note 13)	—	—	—	—	—	—	—	—	354,980	—	—	354,980
Repurchase of common shares (Note 14)	—	—	—	—	—	—	(10,126,861)	—	—	—	—	(10,126,861)
Exercise of common share option and warrant and issuance of common shares (Note 14)	—	—	—	—	2,044,609	143,208	—	(5,226,173)	11,836,255	—	—	6,753,290
Modification of warrant grant to JDX sellers (Note 3)		—	—	—	—	—	—	—	353,401		—	353,401
Net income	—	—	—	—	—	—	—	—	—	—	22,810,215	22,810,215	22,810,215
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	(8,224,334)	—	(8,224,334)	(8,224,334)

Comprehensive income													14,585,881

Balance as of March 31, 2009	—	—	—	—	45,675,514	3,503,619	(10,126,861)	(5,226,173)	500,350,068	(16,157,846)	(92,102,023)	380,240,784

Share-based compensation expense (Note 13)	—	—	—	—	—	—	—	—	6,625,859	—	—	6,625,859
Share-based compensation expense for share options modified (Note 13)									869,859			869,859
Repurchase of common shares (Note 14)	—	—	—	—	—	—	(11,896,328)	—	—	—	—	(11,896,328)
Repayment from shareholders(Note 14)	—	—	—	—	—	—	—	5,226,173	—	—	—	5,226,173
Retirement of treasury shares(Note 14)	—	—	—	—	(1,233,752)	(84,910)	22,023,189		(21,938,279)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(35,349,991)	(35,349,991)	(35,349,991)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	—	—	(241,488)	—	(241,488)	(241,488)

Comprehensive loss													(35,591,479)

Balance as of March 31, 2010	—	—	—	—	44,441,762	3,418,709	—	—	485,907,507	(16,399,334)	(127,452,014)	345,474,868

Balance as of March 31, 2010-USD		—		—		500,851	—	—	71,186,895	(2,402,551)	(18,672,099)	50,613,096

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows

	Year Ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	20,169,779	22,810,215	(35,349,991)	(5,178,879)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Gain from sale of an affiliate	(2,837,451)	—	—	—
Gain from liquidation of an affiliate	(988,133)	—	—	—
Unrealized foreign currency exchange loss (gain)	(627,661)	(685,420)	89,294	13,082
Provision for doubtful accounts	1,655,412	9,831,940	27,052,862	3,963,325
Depreciation and amortization	2,699,449	5,206,412	12,750,481	1,867,983
Loss (gain) from disposal of property and equipment	(156,984)	36,752	—	—
Share-based compensation	7,252,520	5,597,529	7,495,718	1,098,145
Deferred income tax expense (benefit)	1,523,347	(2,248,715)	(287,906)	(42,179)
Changes in operating assets and liabilities net of effect of an acquisition:
Accounts receivable	(48,180,169)	(13,408,126)	(38,876,128)	(5,695,468)
Due from related parties	19,770	—	—	—
Income tax payable (receivable)	1,524,992	32,769	(3,789,803)	(555,217)
Inventories	(546,054)	664,706	172,040	25,204
Prepaid expenses and other current assets	2,731,225	(1,179,349)	6,679,132	978,513
Other assets	(136,300)	—	(326,147)	(47,782)
Accrued expenses and other payables	6,705,088	5,223,517	11,778,603	1,725,600
Deferred revenues	9,495,634	(344,078)	(15,353,375)	(2,249,315)

Net cash provided by (used in) operating activities	304,464	31,538,152	(27,965,220)	(4,096,988)

Cash flows from investing activities:
Cash paid for property and equipment	(5,722,766)	(34,687,939)	(59,357,111)	(8,695,994)

Proceeds from disposal of property and equipment	55,185	—	—	—
Proceeds from disposal or liquidation of affiliates	4,988,133	—	—	—
Payment for JDX acquisition	(4,427,852)	(365,434)	(2,305,553)	(337,770)

Net cash used in investing activities	(5,107,300)	(35,053,373)	(61,662,664)	(9,033,764)

Cash flows from financing activities:
Proceeds from initial public offering	317,561,262	—	—	—
Proceeds from issuance of common shares	—	1,031,575	—	—
Advances received from exercise of common share warrants	1,061,038	—	—	—
Cash paid for initial public offering costs	(19,336,054)	(1,544,180)	—	—
Cash paid for repurchase of common shares	—	(10,126,861)	(11,896,328)	(1,742,847)
Collection of receivable from shareholders	—	—	5,226,173	765,650

Net cash provided by (used in) financing activities	299,286,246	(10,639,466)	(6,670,155)	(977,197)

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(7,305,852)	(7,538,914)	(330,780)	(48,460)
Net (decrease) increase in cash	287,177,558	(21,693,601)	(96,628,819)	(14,156,409)
Cash at beginning of year	45,019,114	332,196,672	310,503,071	45,489,623

Cash at end of year	332,196,672	310,503,071	213,874,2522	31,333,2143

Supplemental disclosures of cash flow information :
Cash paid for income tax	4,273,015	8,853,919	9,819,855	1,438,638
Non-cash investing and financing activities:
Acquisition purchase price payable	—	2,305,553	—	—
Acquisition of property and equipment included in accounts payable	156,500	1,028,600	574,892	84,223
Deposit included in other assets applied to the acquisition of property and equipment			400,000	58,601
Exercise of warrants in exchange for the purchase price consideration	—	4,660,677	—	—
Exercise of share options paid by employee loan	—	5,226,173	—	—
Warrant issued for acquisition	278,744	353,401	—	—
Conversion of Series A and A-1 preferred shares into common shares	604,299	—	—	—
See accompanying notes to consolidated financial statements.

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company”), through its wholly-owned subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Beijing JinDiXin Software Technology Limited (“Beijing JDX”), ATA Learning (Beijing) Inc. (“ATA Learning”), ATA Learning (Wuxi) Inc. (“ATA Wuxi”) and its consolidated variable interest entity (“VIE”), ATA Online (Beijing) Education Technology Limited (“ATA Online”) (collectively, referred to as the “Group”), provides computer-based testing services, test-based educational services, test preparation and training solutions and other related services in the People’s Republic of China (the “PRC”).

On February 1, 2008, the Company completed its initial public offering (“IPO”) by issuing 9,748,024 common shares, represented by 4,874,012 American Depositary Shares (“ADS”), at a price of USD9.50 per ADS. On February 28, 2008, the underwriters exercised their over-allotment option and the Company issued an additional 252,202 common shares, represented by 126,101 ADSs, at a price of USD9.50 per ADS. In connection with the initial public offering, the Company received proceeds of RMB288,661,348, net of related offering expenses paid. The Company’s ADSs are listed on the NASDAQ Global Market (“NASDAQ”) in the United States of America. Each ADS represents two common shares.

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

Revenue concentration

For the years ended March 31, 2008, 2009 and 2010, RMB100.2 million, RMB157.3 million and RMB157.0 million, representing 58.3%, 72.3% and 64.1% of the Group’s net revenues, respectively, were generated from licensing and service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies and institutions are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these clients are willing to pay for such products and services.

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	%
China Banking Association	30,451,076	17.7%	53,889,864	24.8%	49,453,256	20.2%
Securities Association of China	19,628,804	11.4%	56,948,972	26.2%	82,242,555	33.6%
Accounts receivable from customers, net, that individually exceeded 10% of the Group’s accounts receivable are as follows:

	March 31,
	2009		2010
	RMB	%	RMB	%
Securities Association of China	17,898,940	25.2%	53,598,003	64.7%
Shenzhen JieTeTong Co., Ltd.	10,260,000	14.4%	—	0%
Concentration of cash balances held at financial institutions

Cash balances include deposits in:

	March 31,
	2009	2010
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in RMB	65,294,697	52,674,929
— Denominated in USD	7,502	32,207,082

	65,302,199	84,882,011

Financial institutions in HKSAR of the PRC
— Denominated in Hong Kong dollar	2,472,022	812,940
— Denominated in USD	242,712,884	128,172,711

	310,487,105	213,867,662

Management believes these financial institutions have high credit ratings. Cash denominated in currencies other than RMB is subject to foreign currency risk due to the appreciation or depreciation of the RMB under the current exchange rate regime in the PRC.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments, financial and certain equity instruments, the fair values of the net assets and liabilities acquired in a business combination, the collectibility of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets and goodwill, and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual license. Actual results could differ from those estimates.

(d)	Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”), the Company’s reporting currency.

The Company and ATA BVI’s functional currency is the United States dollar (“U.S. dollar” or “USD”).

The functional currency of the Company’s PRC subsidiaries is the RMB. Transactions denominated in currencies other than the RMB are translated into the RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of operations in the line item “Foreign currency exchange gains (losses), net.”

Assets and liabilities of the Company and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

For the convenience of the readers, the 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.8258, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2010.

(e)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f)	Fair value measurements

On April 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements”, included in FASB ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On April 1, 2009, the Company adopted the provisions of FASB ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The Company did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2009 and 2010. The Company’s financial instruments consist of cash, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, other assets excluding deferred income tax assets, and accrued expenses and other payables, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

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

Fees for testing services are recognized upon the completion of the exam by the test takers since the Group has no significant future involvement after the completion of the examination. Fees received in advance of test delivery are recorded as deferred revenue. The Group also enters into licensing arrangements with test sponsors for use of the Group’s Dynamic Simulation Testing Technology (“DST”). Licensing fees for DST are recognized when the testing technology licenses are delivered, which is evidenced by the usage reports received from the licensees.

ii)	Test-based educational services

Fees from educational institutions for degree major course programs are recognized on a straight-line basis over the contractual period, which typically starts in the month of September and ends in the month of June or August of the following year, or 10 to 12 months.

Fees from educational institutions for single course programs are recognized on a straight-line basis over the expected service period or the contractual period, whichever is longer. At the end of each reporting period upon the closing of the Group’s financial records, the Group compares the revenue recognized at the onset of the contracts to the actual completion status of each contract, on a contract by contract basis, and makes any revenue adjustments to reflect the actual completion status.

Fees for pre-occupational training programs are recognized on a straight-line basis over the training period, which is approximately 2 to 3 months.

Fees are not refundable if the student fails to complete one or more of the courses or the entire degree major course programs or fails any of the exams.

iii)	Test preparation and training solutions

The Group derives test preparation and training solutions revenues from online test preparation and training and the sale of training software products.
a)	Online test preparation and training service fees

The Group sells online training to end users directly or through distributors on a consignment basis. The online training entitles the end users the access to online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation.

Online training revenue is recognized on a straight-line basis over the service period commencing at the point of time the online training is activated. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. For online training granted with fixed online hours, the Group compares the revenue recognized to the actual completion status, and makes any revenue adjustments to reflect the actual completion status.

The Group is not contractually obligated, nor has the Group historically accepted returns from end users.

b)	Training software products

Training software products sales are recognized upon delivery and when collectibility is reasonably assured.

Pursuant to the laws and regulations of the PRC, ATA Testing is entitled to a refund of VAT on certain software sales. The refund relates directly to sales, accordingly the Company recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in revenue for the years ended March 31, 2008, 2009 and 2010 were RMB1,358,646, RMB2,195,116 and RMB10,769, respectively.
iv)	Other revenue
a)	Licensing fees from authorized test centers

The Group receives a fixed fee for a perpetual license or an initial fee plus continuing annual fees for renewable annual license that provide authorized test centers the right to use the Group’s brand name and E-testing platform.

The Group is obligated to provide ongoing technical support and unspecific system upgrades; and to provide training to authorized test centers’ staff. Initial fees for renewable annual license and fixed fees for perpetual license are recognized on a straight-line basis over the expected licensing period of 10 years, which is the period the Group is expected to have continuing involvement with the authorized test centers. Management estimates the expected licensing period based on its historical retention experience, factoring in the expected level of future competition, the risk of technological obsolescence, technological innovation, and the expected changes in the education training environment.

b)	Test development services

Test development service fees are recognized upon the acceptance of the developed tests by the customer. The period to develop the tests is short, generally within two to six months from commencement of development.

c)	Test administration software products

Test administration software products sales are recognized upon delivery and when collectibility is reasonably assured.

Pursuant to the laws and regulations of the PRC, Beijing JDX is entitled to a refund of VAT on certain software sales. The refund relates directly to sales, accordingly the Company recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in revenue for the years ended March 31, 2008, 2009 and 2010 were RMB Nil, RMB Nil and RMB314,223, respectively.
v)	Business tax

Revenue is recorded, net of business tax. Business tax is levied on the Group’s service-related revenues generated in the PRC at 5%.
(h)	Cost of revenues

Cost of revenues consist primarily of cost of test monitoring, royalty fees for IT vendors and test sponsor licensing arrangements, cost of inventories sold, payroll compensation, technical support, and other related costs, which are directly attributable to the rendering of services and delivery of goods.

The test monitoring costs are recognized upon completion of examinations primarily based on actual number of test takers. Royalty fees are recognized as cost of revenues based on actual usage according to contract provisions. During the years ended March 31, 2008, 2009 and 2010, test monitoring costs of RMB20,007,271, RMB45,164,785 and RMB63,919,228, respectively, and royalty fees for IT vendors and test sponsor licensing arrangements of RMB18,046,832, RMB13,530,229 and RMB21,882,555, respectively, were charged to the consolidated statements of operations as cost of revenues.

(i)	Research and development costs

Research and development costs primarily consist of software developed for internal use and software developed for sale.
i)	Software developed for internal use

The Group recognizes development costs of software for internal use in accordance with FASB ASC Topic 350, Intangibles — Goodwill and Other. The Group expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for any of the periods presented.

ii)	Software developed for sale

In accordance with FASB ASC Subtopic 985-705, Software-Cost of Sales and Service, costs incurred internally in researching and developing a computer software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all computer software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for any of periods presented.
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

On April 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No.109” (“FIN 48”), included in FASB ASC Subtopic 740-10 - Income Taxes — Overall. FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FIN 48 on April 1, 2007 did not have any effect on the Company’s consolidated financial statements.

The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of operations.

(k)	Share-based payments

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. Under FASB ASC Topic 718, the Company measures the cost of employee share option or a similar equity instrument based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification of the terms and conditions of an award of equity instruments, the Company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

(l)	Cash

Cash consists of cash on hand and cash in bank. None of the Group’s cash is restricted from withdrawal.

(m)	Accounts receivable

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

Inventories include textbooks, exam papers and low value consumables. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

(o)	Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation and amortization is recognized over the following useful lives on the straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	5 years
Furniture, fixtures and office equipment	5 years
Software	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of the lease terms or 5 years

(p)	Intangible assets

Intangible assets acquired are initially recognized and measured at fair value and are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. The Company has no intangible assets with indefinite useful lives.

(q)	Impairment of long-lived assets, excluding goodwill

Long-lived assets, which include property, equipment and intangible assets other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group recognizes impairment of long-lived assets in the event that the carrying value of such assets exceeds the future undiscounted cash flows attributable to such assets. An impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for any of the periods presented.

(r)	Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not amortized, but instead tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. Management performs its annual impairment review of goodwill on March 31 of each year. Management evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level, which is determined to be the enterprise level. In the first step, the fair value of the Company is compared to its carrying value including goodwill. The fair value of the Company is currently determined based upon the quoted market price of the Company’s common shares adjusted for control premium. Second, if the carrying amount of the Company exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the Company in a manner similar to a business combination. No impairment loss on goodwill was recognized for any of the periods presented.

(s)	Employee benefit plans

As stipulated by the regulations of the PRC, the Company’s PRC subsidiaries are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. The contributions to these plans are based on certain percentages of the employee’s standard salary base as determined by the local Social Security Bureau. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. During the years ended March 31, 2008, 2009 and 2010, the Group contributed RMB5,619,135, RMB6,934,683 and RMB11,268,891, respectively, to these plans.

(t)	Earnings (loss) per share

In accordance with FASB ASC Topic 260, Earnings Per Share, basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible preferred shares (using the as-converted method) and common shares issuable upon the exercise of outstanding share options, warrants and restricted shares (using the treasury stock method). Common equivalent shares in the diluted earnings (loss) per share computation are excluded to the effect that they would be anti-dilutive.

(u)	Segment reporting

The Group has one operating segment, testing and training services, as that term is defined by FASB ASC Topic 280, Segment Reporting. Substantially all of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(v)	Variable Interest Entity

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having direct foreign ownership of entities engaged in providing such services. ATA Online provides ICP online test preparation services in the PRC. Although the Company has no legal ownership interest in ATA Online, the Company has economic controlling interest over ATA Online through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a strategic consulting service agreement and a technical support agreement among the Company, ATA Online and ATA Online’s equity owners. Through these agreements, the Company absorbs all of ATA Online’s expected losses and receives all of ATA Online’s expected residual returns and therefore the Company has determined that it is the primary beneficiary of ATA Online.

The Company has consolidated ATA online in accordance with FASB ASC Subtopic 810-10 Consolidation — Overall, which requires a variable interest entity to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Company’s consolidated assets do not include any collateral for the obligations of ATA Online. The carrying amount of the total assets of ATA Online as of March 31, 2010 was RMB14,651,531 (USD2,146,493), none of which has been pledged or collateralized. The amount of the net assets of ATA Online as of March 31, 2010 was RMB2,028,738 (USD297,216). Creditors of ATA Online have no recourse of the general credit of the Company.

(w)	Recently issued accounting standards

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition: Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force, that requires companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. This ASU is effective beginning January 1, 2011 with earlier application permitted. The Company is in the process of evaluating the impact on its consolidated financial statements.

(3)	ACQUISITION

On October 15, 2007, the Company entered into acquisition agreements to purchase the entire equity interests of Beijing JDX and JDX Holdings Limited (the “acquiree”) for RMB10 million. Beijing JDX is a PRC incorporated entity primarily engaged in the development and marketing of software for computer-based tests. JDX Holdings Limited is a British Virgin Islands incorporated entity established by the equity holders of Beijing JDX (“selling shareholders”) to hold exclusive licensing rights for the use of technology owned by Beijing JDX (JDX Holdings Limited was dissolved in October 2009). This acquisition was made to expand the Company’s customer base and allow the Company to provide test delivery services to the test sponsors that are using the products developed by Beijing JDX.

During the year ended March 31, 2008, cash payments of RMB2.0 million was paid to Beijing JDX and RMB2.3 million was paid to the selling shareholders as a deposit for the acquisition. According to the supplementary agreement signed in August 2008, Beijing JDX is to refund RMB2 million of the deposit with the remaining consideration of RMB7.7 million payable by the waiver of a receivable due from the selling shareholders of RMB4.7 million related to the exercise of the warrant described below and cash of RMB3 million. As of March 31, 2009, the unpaid cash consideration was RMB2,305,553, of which RMB2,000,000 was paid in April 2009 and RMB305,553 was paid in July 2009.

In conjunction with the acquisition agreements, the Company also issued warrants to purchase 126,803 of the Company’s common shares to certain selling shareholders. The exercise price of the warrants was USD5.25 per share or USD665,716 (RMB4.7 million) in aggregate. The warrants were exercisable upon the closing of the transaction and expired on January 13, 2008. The fair value of the warrants was RMB838,707 (USD111,600), based on an independent valuation by Jones Lang LaSalle Sallmanns Limited using the Binomial option pricing model. The fair value of the warrants was recorded as a deposit for the acquisition with a corresponding credit to additional paid-in capital in the consolidated balance sheets. On January 5, 2008, the expiration date of the warrants was extended to April 30 and on April 24, 2008, the expiration date was further extended to June 30, 2008. On May 10, 2008, the warrants were exercised prior to the consummation of the acquisition that resulted in a further modification to the original term of the warrants. The common shares were delivered in February 2009 when the acquisition was consummated as described below. As a result of these changes to the original terms of the warrants, the fair value of the warrants was re-measured to RMB632,145 based on an independent valuation by Jones Lang LaSalle Sallmanns Limited.

On February 28, 2009, the Company obtained approval from the State Administration of Foreign Exchange (“SAFE”) to wire the foreign-currency-denominated purchase price to the selling shareholders in the PRC. On this date, the Company signed an agreement, and obtained controlling financial interest in the acquiree. Therefore, the results of Beijing JDX and JDX Holdings Limited have been included in the consolidated results of the Company since February 28, 2009.

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

The acquired intangible assets consisted of RMB800,000 assigned to testing service technology with three-year useful life and RMB1,300,000 assigned to customer relationships with twelve-year useful life. The excess of the purchase price over the net tangible assets and identifiable intangible assets acquired was recorded as goodwill. Goodwill represents the benefits that the acquired business are expected to bring to the Company in the future by securing technology in computer-based testing and expanding the Company’s customer base. Goodwill is allocated to the enterprise level. Goodwill is not tax deductible under the local tax law.

No pro forma results of operations information has been provided because the total consideration paid for the acquisition of the acquiree and the total assets of the acquiree are immaterial to the total assets of the Company.

(4)	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2009	2010
	RMB	RMB
Accounts receivable	74,275,754	112,834,572
Less: Allowance for doubtful accounts	(3,198,960)	(29,934,512)

Accounts receivable, net	71,076,794	82,900,060

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The Group’s accounts receivable also comprise amounts earned and recognized under contractual terms but not yet billed (unbilled receivables). Management expects that substantially all unbilled receivables will be billed and collected within twelve months at each balance sheet date. Historically, the Group has been able to collect substantially all unbilled accounts receivable due under the contract terms without making material concessions on payments.

As of March 31, 2009 and 2010, accounts receivable included amounts of RMB1,769,168 and RMB 1,473,402, respectively that the Group had the right to bill according to the contract terms but related revenue was not recognized.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2008, 2009 and 2010 is as follows:

	Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	2,440,151	623,993	3,198,960
Additions charged to bad debt expense	1,655,412	6,531,940	27,052,862
Write-off of accounts receivable	(3,471,570)	(3,956,973)	(317,310)

Ending allowance for doubtful accounts	623,993	3,198,960	29,934,512

(5)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2009	2010
	RMB	RMB
Prepaid royalty	7,464,373	—
Prepaid business tax	698,831	721,188
Income tax receivable	—	2,205,855
Deferred income tax assets	2,763,798	2,286,438
Advances to employees	1,502,748	992,387
Advances to third parties	550,000	—
Other current assets	2,155,054	3,978,297

Total prepaid expenses and other current assets	15,134,804	10,184,165

Prepaid royalty mainly included prepaid royalty fees to Microsoft and SHL Group Limited (“SHL”), which were charged to cost of revenues based on actual usage or over the contract period, respectively.

(6)	DISPOSITION OF INVESTMENTS IN AFFILIATES

The Group’s investment in Jiangsu ATA Software Co., Ltd. (“ATA Jiangsu”) was written down to zero in 2003 and the application of the equity method was suspended since that time. As a result of the completion of ATA Jiangsu’s liquidation on May 10, 2006, the Group recognized a gain of RMB1,509,228, representing RMB29,141 cash proceeds and RMB1,480,087 forgiveness of a liability. In April 2007, the Group received liquidation proceeds of RMB988,133 in cash from ATA Jiangsu’s major shareholder, which was recorded in income upon receipt.

During the year ended March 31, 2008, ATA Learning recognized a gain of RMB2,837,451 on the sale of Xiamen Wendu Software Education Invesment (“Wendu Educatiion”), which was consummated on August 26, 2007, the date of approval by the shareholders of Wendu Education.

(7)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2009	2010
	RMB	RMB

Building	—	53,049,213
Computer equipment	15,254,381	18,625,039
Furniture, fixtures and office equipment	479,553	493,142
Software	11,158,701	11,235,019
Motor vehicles	1,189,894	1,926,368
Leasehold improvements	5,284,964	7,342,114

	33,367,493	92,670,895
Less: accumulated depreciation and amortization	(12,380,021)	(22,342,831)

Property and equipment, net	20,987,472	70,328,064

Total depreciation expense for the year ended March 31, 2008, 2009 and 2010 was, RMB2,699,449, RMB4,973,967 and RMB9,962,811, respectively.

(8)	INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, all of which were acquired in fiscal 2009, as of March 31, 2009 and 2010.

	March 31, 2010
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(2,613,726)	21,512,980	10
Testing service technology	800,000	(288,890)	511,110	3
Customer relationships	1,300,000	(117,499)	1,182,501	12

Total intangible assets	26,226,706	(3,020,115)	23,206,591

	March 31, 2009
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(201,056)	23,925,650	10
Testing service technology	800,000	(22,222)	777,778	3
Customer relationships	1,300,000	(9,167)	1,290,833	12

Total intangible assets	26,226,706	(232,445)	25,994,261

ETS TOEIC license represents the amounts paid to Educational Testing Service (“ETS”) under the master distributor agreement for the exclusive right to market, distribute administer and sell the Test of English for International Communication (“TOEIC”) in mainland PRC for ten years commencing from March 2009.

Amortization expense for intangible assets was RMB nil, RMB232,445 and RMB2,787,670 for the year ended March 31, 2008, 2009 and 2010, respectively. Estimated amortization expense for the next five years is: RMB 2,787,670 in year ended March 31, 2011, RMB2,765,449 in year ended March 31, 2012, RMB2,521,004 in year ended March 31, 2013, RMB2,521,004 in year ended March 31, 2014 and RMB2,521,004 in year ended March 31, 2015.

(9)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2009	2010
	RMB	RMB
Business and other taxes payable	8,276,822	9,202,613
Accrued payroll and welfare	5,653,587	8,930,120
Accrued test monitoring fees	4,591,020	7,582,243
Accrued discounts to customers	3,509,550	3,376,050
Purchase price payable to JDX shareholders	2,305,553	—
Accrued certificates costs	1,940,000	1,385,000
Payable for test station development fee	1,917,400	1,955,400
Royalty fees payable	1,837,651	7,237,781
Income taxes payable	1,583,948	—
Accrued professional services expenses	1,446,687	993,536
Accrued marketing fees	1,168,442	976,853
Payable for purchase of property and equipment	1,028,600	574,892
Other current liabilities	9,691,020	10,171,186

Total accrued expenses and other payables	44,950,280	52,385,674

Other current liabilities as of March 31, 2009 and 2010 mainly include accrued traveling expenses, rental expenses and other operating expenses.

(10)	DEFERRED REVENUES
Deferred revenues consist of the following:

	March 31,
	2009	2010
	RMB	RMB
Testing services	18,114,317	4,001,763
Test-based education services	17,361,927	18,487,739
Test preparation and training solutions	74,142	1,016,990
Other revenue – licensing fees from authorized test centers centers	7,798,023	6,664,178
Other revenue - others	2,516,000	340,364

Total deferred revenues	45,864,409	30,511,034

Representing:
Current deferred revenues	40,238,256	25,837,229
Non-current deferred revenues	5,626,153	4,673,805

Total deferred revenues	45,864,409	30,511,034

(11)	NET REVENUES
The components of net revenues for the years ended March 31, 2008, 2009 and 2010 are as follows:

	Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB
Testing services	78,197,704	137,046,628	187,158,128
Test-based educational services	48,594,550	42,545,536	31,786,398
Test preparation and training solutions	36,908,179	25,071,400	11,149,124
Other revenue	8,387,794	12,881,739	14,937,893

Total revenues, net	172,088,227	217,545,303	245,031,543

Product sales are included in test preparation and training solutions revenue and other revenue. Other revenue primarily includes licensing fees from authorized test centers, test development services, test certificate services, and test administration software product sales.

(12)	INCOME TAXES
Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and ATA BVI are not subject to income tax. In addition, upon any payments of dividends by the Company, or ATA BVI, no withholding tax is imposed.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

Prior to January 1, 2008, the general PRC’s statutory income tax rate was 33%. ATA Testing, ATA Learning and ATA Online were recognized as “High New Technology Enterprises” registered in the Beijing New Hi-tech Industry Development and Experimental Zone, and therefore were entitled to both a preferential income tax rate of 15% and a tax holiday of 3-year full exemption followed by a 3-year 50% exemption (“3+3 tax holiday”). ATA Testing, ATA Learning and ATA Online commenced 3+3 tax holidays in 1999, 2003 and 2007, respectively.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (“new EIT Law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign invested enterprises. The new EIT Law was effective as of January 1, 2008. The new EIT Law and its relevant regulations provide a 5-year transitional period from January 1, 2008 for entities which were established before March 16, 2007 and which were entitled to the preferential income tax rate of 15% under the then effective tax laws and regulations, as well as grandfathering the 3+3 tax holidays until their expiry. The transitional rates under the 5-year transitional period are 18%, 20%, 22%, 24% and 25% for calendar years 2008, 2009, 2010, 2011 and 2012 onwards, respectively. Further, according to the new EIT Law, entities that qualify as “High and New Technology Enterprise” (“HNTE”) are entitled to a preferential income tax rate of 15%.

In December 2008, ATA Testing successfully obtained its HNTE certificate under the New EIT Law and new high-tech regime and is therefore recognized as an HNTE. Accordingly, ATA Testing is entitled to the preferential income tax rate of 15% for calendar years 2008 to 2010, and 25% from calendar years 2011 onwards unless it can requalify as an HNTE. As of March 31, 2009, ATA Learning and ATA Online did not receive approval as an HNTE since neither company applied with the tax authorities and based on further communication with the local tax authorities, ATA Learning and ATA Online were subject to income tax at 25% for the calendar year 2008.

Beijing JDX was subject to income tax at the applicable statutory rate of 25% for the calendar year 2008.

In December 2009, ATA Learning, ATA Online and Beijing JDX received approval from the tax authority that they qualified as HNTE. The certificates are valid for a period of 3 years, effective from January 1, 2009 until December 31, 2011. Accordingly, ATA Learning, ATA Online and Beijing JDX are entitled to the preferential income tax rate of 15% for calendar year 2009 to 2011. ATA Learning, ATA Online and Beijing JDX are subject to income tax at 25% from calendar year 2012 onwards unless they can requalify as HNTE.

The new EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2010, the Company has not provided for income taxes on earnings of RMB20,349,537 generated by its PRC consolidated entities since January 1, 2008 as the Company has plans to reinvest these earnings indefinitely in the PRC. As of March 31, 2010, the unrecognized deferred income tax liability related to these earnings was RMB2,034,954.

The earnings (loss) before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(24,703,655)	(16,104,769)	(20,124,920)
PRC	52,194,788	45,552,957	(9,482,925)

Earnings (loss) before income taxes	27,491,133	29,448,188	(29,607,845)

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB
PRC
Current	5,798,007	8,886,688	6,030,052
Deferred	1,523,347	(2,248,715)	(287,906)

Total income tax expense	7,321,354	6,637,973	5,742,146

The actual income tax expense reported in the consolidated statements of operations differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for the year ended March 31, 2008, 2009 and 2010 to earnings (loss) before income taxes due to the following:

	Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB
Computed “expected” income tax expense (benefit)	6,872,783	7,362,047	(7,401,961)
Increase (decrease) in valuation allowance	(57,309)	66,008	3,717,333
Tax holiday	(823,254)	—	—
Preferential income tax rate	(5,507,070)	(4,610,609)	(4,171,783)
Entities not subject to income tax	6,175,914	3,644,542	5,031,230
Deductible software amortization	(250,000)	(250,000)	(250,000)
Non-deductible expenses
Entertainment	725,147	350,774	675,360
Advertising	—	—	397,341
Bad debt loss	—	1,754,545	6,478,275
Taxable inter-company licensing fees	684,518	—	—
Tax exempt income	(586,695)	(538,466)	(1,790)
Changes in tax rates	(44,821)	457,095	1,227,604
Research and development super deduction	—	(1,519,273)	—
Other	132,141	(78,690)	40,537

Actual income tax expense	7,321,354	6,637,973	5,742,146

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

Basic and diluted net earnings per common share effect of the tax holiday for the year ended March 31, 2008 was RMB0.03 and RMB0.02 respectively. There was no tax holiday in the years ended March 31, 2009 and 2010.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2009	2010
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	1,755,480	4,315,688
Property and equipment, net	349,224	1,067,456
Allowance for doubtful accounts	629,252	603,212
Accrued expenses and other payables	2,069,870	2,652,397

Total gross deferred income tax assets	4,803,826	8,638,753
Less: valuation allowance	(1,355,387)	(5,072,720)

Net deferred income tax assets	3,448,439	3,566,033

Deferred income tax liabilities:
Intangible assets acquired in JDX acquisition:
Testing service technology	200,000	78,889
Customer relationships	325,000	275,799

Total gross deferred income tax liabilities	525,000	354,688

Net deferred income tax assets	2,923,439	3,211,345

	March 31,
	2009	2010
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	2,763,798	2,286,438
Non-current deferred income tax assets, included in other assets	349,224	1,056,431
Non-current deferred income tax liabilities	(189,583)	(131,524)

Net deferred income tax assets	2,923,439	3,211,345

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

As of March 31, 2009, Beijing JDX was in cumulative losses and after consideration of the scheduled reversal of existing deferred income tax liabilities of RMB335,417, a valuation allowance of RMB1,355,387 was provided for its deferred income tax assets. As of March 31, 2010, Beijing JDX, ATA Learning and ATA Online were in cumulative losses and, valuation allowances of RMB1,813,316 (after consideration of the scheduled reversal of existing deferred income tax liabilities of RMB223,164), RMB1,736,784 and RMB1,522,620 were provided against their deferred income tax assets.

As of March 31, 2010, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance of RMB5,072,720. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2010 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2010, the Group has net tax loss carryforwards for PRC income tax purpose of RMB17,141,903, which are available to offset future taxable income, if any, as follows: RMB1,568,008 through December 31, 2012, RMB2,333,475 through December 31, 2013, RMB5,333,436 through December 31, 2014, and RMB8,208,927 through December 31, 2015.

As of April 1, 2007 and for the years ended March 31, 2008, 2009 and 2010, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2005.

(13)	SHARE BASED COMPENSATION
Options granted to employees

In May 2003, the Company granted share options to two employees as a reward for their services. The options provided the employees to purchase 1,369,863 common shares of the Company at an exercise price of USD0.545 (RMB3.72) per share.

In April 2008, the employees exercised the options at a price of RMB5,226,173, which was paid by a one-year non-interest bearing notes payable of RMB5,226,173 to the Company, The payment of the exercise price through a loan resulted in a modification to the original terms of the options. Additional compensation expense of RMB354,980 was recognized in the consolidated statement of operations for the year ended March 31, 2009. The notes payable were paid in April 2009.

Shares transferred from a principal shareholder to an officer

In March 2010, the Company’s CEO, who is also a principal shareholder, agreed to transfer 150,000 common shares of the Company to the newly appointed CFO. The shares were fully vested on the CFO’s employment date. Compensation expense of USD322,500 (RMB2,201,321), which was measured based on the fair value of the shares at the CFO’s employment date, was recognized in the consolidated statement of operations for the year ended March 31, 2010.

2005 Share incentive plan

In April 2005, the Company adopted a share incentive plan (the “2005 Plan”), pursuant to which the Company is authorized to issue options to officers, employees, directors and consultants of the Group to purchase up to 2,894,000 of its common shares. In October 2007, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the 2005 Plan to 3,310,300 shares. The 2005 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2005 Plan). As of March 31, 2010, 3,310,300 share options have been granted under the 2005 Plan.

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2010, 412,168 share options and 511,549 non-vested shares have been granted under the 2008 Plan.

Under both the 2005 Plan and 2008 Plan, share options are generally granted with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the option grant. Share options are granted at an exercise price equal to the fair market value of the Company’s share at the date of grant and expire 10 years from the grant date.

Under the 2008 Plan, nonvested shares are granted with a graded vesting as to 25% at the end of each year from the grant date over 4 years.

In February 2010, the Company extended the exercise period of one employee’s vested share options. The modification resulted in additional compensation expense of RMB869,859 being recognized in the consolidated statement of operations for the year ended March 31, 2010.

		Weighted	Weighted average	Aggregate
	Number	average	remaining	intrinsic
	of shares	exercise price	contractual term	value (note)

Outstanding at March 31, 2007	4,052,863	2.134
Granted	491,800	3.834
Exercised	—	—
Forfeited	(5,000)	3.600
Expired	—	—

Outstanding at March 31, 2008	4,539,663	2.317
Granted	86,668	4.779
Exercised	(1,369,863)	0.545
Forfeited	(21,000)	3.600
Expired	—	—

Outstanding at March 31, 2009	3,235,468	3.125
Granted	300,000	2.115
Exercised	—	—
Forfeited	(90,742)	3.517
Expired	(31,475)	3.600

Outstanding at March 31, 2010	3,413,251	2.978	5.5 years	USD nil

Exercisable as of March 31, 2010	3,001,575	3.023	5.0 years	USD nil

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2010, was calculated based on the closing price of the Company’s common shares on March 31, 2010.

The total intrinsic value of options exercised in the years ended March 31, 2008, 2009 and 2010 are USD nil, USD6,550,680 and USD nil, respectively.

Information relating to options outstanding and exercisable as of March 31, 2010 is as follows:

Options outstanding as of March 31, 2010			Options exercisable as of March 31, 2010
Number	Exercise Price	Remaining	Number	Exercise Price	Remaining
of Shares	per Share	Contractual Life	of Shares	per Share	Contractual Life
	USD			USD
1,312,600	2.263	5.1 years	1,312,600	2.263	5.1 years
773,000	3.6	5.7 years	773,000	3.6	5.7 years
467,192	3.6	1.9 years	467,192	3.6	1.9 years
250,000	3.6	6.6 years	213,542	3.6	6.6 years
154,000	3.6	7.7 years	124,615	3.6	7.7 years
100,000	4.75	7.5 years	54,167	4.75	7.5 years
19,791	3.35	0.2 years	19,791	3.35	0.2 years
36,668	2.685	8.9 years	36,668	2.685	8.9 years
300,000	2.115	10.0 years	—	—	—

3,413,251	2.978	5.5 years	3,001,575	3.023	5.0 years

The weighted-average grant-date fair value of options granted during the years ended March 31, 2008, 2009 and 2010 was USD3.165, USD2.748 and USD1.240 per share, respectively. The Company calculated the fair value of the share options on the date of grant using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended March 31,
	2008		2009		2010
Expected weighted average volatility	52%		73%		67%
Expected dividends	—		—		—
Suboptimal exercise factor	2.0	x	2.0	x	2.0	x
Risk-free interest rate (per annum)	3.80%		3.53%		3.89%
Estimated weighted average fair value at grant date of underlying common shares (per share)	USD5.67		USD4.79		USD2.15
For options granted prior to January 28, 2008, the expected volatility was based on historical volatilities of comparable publicly traded training and testing services companies operating in the United States because the Company did not have an internal market for its shares prior to that date. For options granted after January 28, 2008, the expected volatility was based on implied volatilities from traded options of comparable publicly traded training and testing services companies operating in the United States and historical volatility of the Company’s stock. The suboptimal exercise factor is related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

The estimated fair value of the common shares of the Company for options granted in October 2007, was determined to be USD5.90 based on the mid-point of our estimated range of the initial public offering price and after applying a discount of 9.16% to account for inherent business risk and lack of marketability. For options granted on January 28, 2008, the fair value of underlying common shares was the Company’s IPO price of USD4.75 per share; for options granted after January 28, 2008, the fair value of underlying common shares was one half of the closing price of the Company’s ADSs on grant date.

Compensation expense for share options is allocated to the following expense items:

	Year Ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Cost of revenues	264,362	125,494	85,478	12,523
Research and development	482,378	271,753	125,032	18,318
Sales and marketing	2,132,663	1,054,751	100,714	14,755
General and administrative	4,373,117	3,785,636	1,547,184	226,667

Total share based compensation expenses	7,252,520	5,237,634	1,858,408	272,263

As of March 31, 2010, RMB2,816,796 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.1 years.

Nonvested shares

A summary of the nonvested shares activities for the year ended March 31, 2009 and 2010 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value

Outstanding at March 31, 2008	—	—
Granted	274,000	1.995
Vested	—	—
Forfeited	(5,000)	1.995

Outstanding at March 31, 2009	269,000	1.995

Granted	237,549	3.714
Vested	(65,750)	1.995
Forfeited	(9,750)	1.995

Outstanding at March 31, 2010	431,049	2.943

The total fair value of shares vested during the years ended March 31, 2009 and 2010, was RMB nil and RMB778,660 (US$114,076) respectively.

Compensation expense recognized for nonvested shares for the years ended March 31, 2008, 2009 and 2010 is allocated to the following expense items:

	Year Ended March 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
Cost of revenues	—	49,912	226,767	33,222
Research and development	—	91,944	390,608	82,241
Sales and marketing	—	128,722	561,363	57,225
General and administrative	—	89,317	2,257,251	330,694

Total share based compensation expenses	—	359,895	3,435,989	503,382

As of March 31, 2010, RMB5,415,581 of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 2.1 years.

(14)	COMMON SHARES

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

In April 2008, as described in note 13, two employees exercised their options to purchase 1,369,862 common shares at a total price of RMB5,226,173, which was paid by one-year non-interest bearing notes payable of the same amount to the Company. The excess of the total exercise price over the par value of the common shares (RMB95,895) of RMB5,130,278, was recorded in additional paid-in capital. The notes receivable from the two employees of RMB5,226,173 was recorded in shareholders’ equity as a contra-equity item and was repaid in April 2009.

In April and May 2008, warrants to purchase 547,944 common shares at an exercise price of USD0.545 per share were exercised by the warrant holder. The excess of the total exercise price over the par value of the common shares (RMB38,437) of RMB2,054,176, was recorded in additional paid-in capital.

As described in note 3, the Company issued warrants to purchase 126,803 of its common shares to certain selling shareholders of the acquiree. During the year ended March 31, 2009, the selling shareholders exercised the warrant and purchased 126,803 common shares at a total exercise price of RMB4,660,677. The excess of the total exercise price over the par value of the common shares (RMB8,876) of RMB4,651,801 was recorded in additional paid-in capital.

The Company’s board of directors approved a share repurchase program on November 13, 2008 to repurchase up to USD5 million worth of its outstanding ADSs from time to time in open-market transactions. On February 12, 2010, the Company’s board of director reviewed and approved to continue the share repurchase program through March 31, 2011. As of March 31, 2010, the Company repurchased 616,876 ADSs, representing 1,233,752 common shares at a total repurchase price of RMB22,023,189 (USD3,226,463). In March 2010, the Company retired 1,233,752 treasury shares that was repurchased in fiscal 2009 and 2010 for RMB22,023,189 (USD3,226,463). The excess of the repurchase price over the par value of the retired common shares (RMB84,910) of RMB21,938,279, was charged to additional paid-in capital.

(15)	STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. For the year ended March 31, 2008, 2009 and 2010, the PRC consolidated entities appropriated RMB102,597, RMB3,334,751 and RMB2,746,864, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(16)	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of three to five years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2010 are:

Minimum
Lease Amount
Year ended:	RMB
March 31, 2011	5,342,596
March 31, 2012	5,083,750
March 31, 2013	4,934,420
March 31, 2014	2,743,158
March 31, 2015	—

18,103,924

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2008, 2009 and 2010 were RMB5,152,429, RMB5,067,740 and RMB5,485,788, respectively.

(17)	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Year Ended March 31,
	2008	2009	2010
	RMB	RMB	RMB
Net earnings (loss)	20,169,779	22,810,215	(35,349,991)
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	25,442,650	45,376,008	44,789,512

Plus: Incremental shares issuable upon exercise of share options and vesting of nonvested shares	2,062,324	1,027,986	—
Exercise of warrants	481,125	27,524	—
Conversion of convertible preferred shares	9,775,462	—	—

Denominator for diluted earnings (loss) per share	37,761,561	46,431,518	44,789,512

Basic earnings (loss) per common share	0.79	0.50	(0.79)

Diluted earnings (loss) per common share	0.53	0.49	(0.79)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended March 31, 2008, 2009 and 2010, because their effect is anti-dilutive:

	Year Ended March 31,
	2008	2009	2010

Shares issuable under share options and nonvested shares	491,800	186,668	3,844,300
Shares issuable upon exercise common share warrants	126,803	—	—