Form 20-F
period 2011-03-31
ATA Inc.
filed 2011-06-15
CIK 1420529

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011
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
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,730,517 common shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes          ☑ No
     If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes          ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes          ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes          ☐No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
     This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2009, 2010 and 2011 and audited consolidated balance sheets as of March 31, 2010 and 2011. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”
FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may, ” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:
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
A. Selected Financial Data
Selected Consolidated Financial Data
     The following selected consolidated statement of operations data for the fiscal years ended March 31, 2009, 2010 and 2011 (other than ADS data), and the selected consolidated balance sheet data as of March 31, 2010 and 2011, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended March 31, 2007 and 2008 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2007, 2008 and 2009 are derived from audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the Year Ended March 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues
Testing services	24,628	78,198	137,046	187,158	243,103	37,125
Test-based educational services	42,804	48,594	42,546	31,787	25,727	3,929
Test preparation and training solutions	10,076	36,908	25,071	11,149	15,427	2,356
Other	7,373	8,388	12,882	14,938	19,647	3,000

Total net revenues	84,881	172,088	217,545	245,032	303,904	46,410
Gross profit	43,779	105,141	124,937	115,497	154,688	23,623
Total operating expenses	63,375	81,713	98,549	145,552	133,796	20,432
Income (loss) from operations	(19,596)	23,428	26,388	(30,055)	20,892	3,191
Foreign currency exchange gains (losses), net	(909)	(236)	665	(284)	1,138	174
Income tax benefit (expense)	1,793	(7,321)	(6,638)	(5,742)	(3,312)	(506)
Net income (loss)	(16,790)	20,170	22,810	(35,350)	19,754	3,017

	For the Year Ended March 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Basic earnings (loss) per common share	(0.82)	0.79	0.50	(0.79)	0.44	0.07
Diluted earnings (loss) per common share	(0.82)	0.53	0.49	(0.79)	0.44	0.07
Basic earnings (loss) per ADS (1)	(1.64)	1.58	1.00	(1.58)	0.88	0.14
Diluted earnings (loss) per ADS (1)	(1.64)	1.06	0.98	(1.58)	0.88	0.14
Weighted average ordinary shares outstanding
Basic	20,594,071	25,442,650	45,376,008	44,789,512	44,469,182
Diluted	20,594,071	37,761,561	46,431,518	44,789,512	44,469,182

(1)	Each ADS represents two common shares.

	At March 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash	45,019	332,197	310,503	213,874	268,058	40,936
Accounts receivable, net	16,978	63,502	71,077	82,900	47,052	7,185
Total current assets	76,656	403,309	399,002	309,074	325,491	49,706
Total assets	108,165	436,634	471,245	428,503	435,447	66,498
Deferred revenues, current	26,341	36,708	40,238	25,837	19,101	2,917
Total current liabilities	45,620	66,530	85,189	78,223	67,448	10,300
Deferred revenues, non-current	7,897	7,026	5,626	4,674	3,824	584
Total liabilities	53,517	73,556	91,004	83,028	71,384	10,901
Accumulated deficit	(135,082)	(114,912)	(92,102)	(127,452)	(107,698)	(16,447)
Total shareholders’ equity	54,648	363,078	380,241	345,475	364,063	55,597

	For the Year Ended March 31,
	2007	2008	2009	2010	2011
Key Operating Data:
Number of tests delivered (1)	3,335,701	12,787,470	5,063,379	5,760,147	7,162,462

(1)	Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 was 3,335,701, 3,632,285, 5,063,379, 5,760,147 and 6,907,158, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.
Exchange Rate Information
     We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.5483 to US$1.00, which was the noon buying rate in effect as of March 31, 2011. The noon buying rate on June 10, 2011 was RMB6.4801 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2007	7.8843	8.0300	7.7232	7.7232
Fiscal year ended March 31, 2008	7.4197	7.7345	7.0105	7.0120
Fiscal year ended March 31, 2009	6.8684	7.0185	6.7800	6.8329
Fiscal year ended March 31, 2010	6.8268	6.8319	6.8180	6.8258
Fiscal year ended March 31, 2011	6.5645	6.5743	6.5483	6.5483

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Most recent six months:
December 2011	6.6497	6.6745	6.6000	6.6000
January 2011	6.5964	6.6364	6.5809	6.6017
February 2011	6.5761	6.5965	6.5520	6.5713
March 2011	6.5645	6.5743	6.5483	6.5483
April 2011	6.5267	6.5477	6.4900	6.4900
May 2011	6.4957	6.5073	6.4786	6.4786
June 2011 (period through June 10)	6.4790	6.4824	6.4754	6.4801

Source: H.10 weekly statistical release of the Federal Reserve Board

(1)	Annual averages are calculated using the exchange rates for the last day of each month during the relevant year. Monthly averages are calculated using daily exchange rates during the month.

B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Business
     If we are not successful in achieving market acceptance for our new service offerings, our revenues and operating results will be adversely affected.
     In order to increase our revenue sources, we have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, including our HR Select employee assessment solution, distribution and administration of the Test of English for International Communication, or TOEIC exam in China and Cambridge ESOL Young Learners English online tutorials, all of which we launched in 2009. We generated RMB1.2 million, RMB29.8 million, and RMB54.8 million from the HR Select, TOEIC and Cambridge ESOL Young Learners English lines of business in 2009, 2010, and 2011, respectively. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the Chinese government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks which we face expanding in this market include the following:
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
     Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we had RMB33.3 million (US$5.1 million) in the quarter ended September 30, 2010 as compared to RMB135.9 million (US$20.8 million) in revenues in the quarter ended December 31, 2010 primarily because our major test sponsors, the Securities Association of China, chose to hold tests during the third quarter instead of the second quarter this year. Demand for test preparation and training solutions are generally highest close to test and certification requirement deadlines, which are typically during the quarter ending December 31. Therefore we expect revenues from test preparation and training solutions to be the highest in the quarter ending December 31.
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

     A decline in the demand for computer-based testing services by test sponsors would negatively affect demand for our computer-based testing services and technologies. Even if demand for computer-based testing services continues to grow, this demand may not grow as quickly as we anticipate.
     The services offered by our HR Select employee assessment solution are relatively new and market acceptance of this innovative testing product is uncertain. Furthermore, we only generate revenues from a small amount of our HR Select customers for now. If we are unable to increase or maintain customer demand for this product, in particular demand by paying customers, our revenue growth may slow or we may experience a decrease in revenues.
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
     Reductions in public funding available to our clients that are governmental agencies could adversely impact demand by these agencies and institutions for our products and services.
     We have derived a significant portion of our total net revenues from licensing and service fees from Chinese governmental agencies. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services. For example, in the fiscal year ended March 31, 2010, NTET sales decreased significantly relative to the previous fiscal years, due to the delay in the government’s implementation of the national NTET certification requirement and the associated cuts in relevant government budgets. We had no NTET sales in the fiscal year ended March 31, 2011.
     A limited number of our clients have accounted and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these clients could significantly reduce our revenues and have a material adverse effect on our results of operations.
     Our two largest clients in the fiscal year ended March 31, 2011, the Securities Association of China and the China Banking Association, accounted for 38.1% and 17.0%, respectively, of our net revenues for that period. In 2006, we signed a five-year master service agreement from September 2006 to September 2011 with the Securities Association of China. In 2009, we participated in a bid to administer testing services for the Securities Association of China and won the right to service the Securities Association of China for a term of three years from 2010 to 2012. Pursuant to the five-year master agreement and the bid award notice, we enter into an annual contract with the Securities Association of China each year. Our top five clients for the fiscal year ended March 31, 2011 accounted for 67.4% of our net revenues for the fiscal year ended March 31, 2011. Due to our dependence on a limited number of clients, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
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
     Our accounts receivable as of March 31, 2011 were RMB47.1 million ($7.2 million), of which RMB 27.1 million were attributable to the Securities Association of China. We also had accounts receivable aged over one year of RMB1.0 million ($0.2 million) as of March 31, 2011, primarily relating to the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security. If clients which owe us accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off accounts receivable or increase provisions against our accounts receivable, any of which could adversely affect our results of operations and financial conditions.
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
     As of March 31, 2011, we had contractual relationships with 2,018 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests in a manner consistent with our standards and requirements, or hire qualified personnel and train them properly. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.
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
     We cannot assure you that our software and other technologies do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, we have been unable to register our “ATA” trademark with the China Trademark Office due to similarity with other marks. Although we have not received notice of trademark infringement claims since we began using the mark in 1999 and believe that the risk of litigation is remote, we may be subject to such claims in the future. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.
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
     We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of March 31, 2011, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
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
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2011, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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
     Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among ATA Testing Authority (Holdings) Limited, or ATA BVI, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. On September 1, 2008, the State Administration for Industry and Commerce promulgated the Measures for Registration of Equity Pledge with the Relevant Administration for Industry and Commerce. Thereafter, the local administration for industry and commerce in Beijing began to accept the registration of equity pledge. The registration of equity pledge over ATA Online’s equity is currently in progress.
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
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2011, our Chinese subsidiaries allocated RMB7.2 million ($1.1 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
     The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.
     Effective from January 1, 2008, the new PRC Enterprise Income Tax Law, or New EIT Law, imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws. However, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments may continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term.
     Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar year 2008 to 2010. ATA Testing is currently in the process of renewing its HNTE certificate for another three years. Upon a successful renewal, ATA Testing should be entitled to a preferential tax rate of 15% retroactively from January 1, 2011. In the event ATA Testing is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25% . In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. ATA Learning, ATA Online and Beijing JDX will be subject to income tax at 25% from calendar year 2012 onwards if they are unable to re-qualify as HNTE. Although we currently expect ATA Testing, ATA Learning, ATA Online and Beijing JDX to continue to qualify as HNTE, we cannot assure you that ATA Testing, ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.
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
     Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular, or Circular 82,issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise. In addition, Circular 82 details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.
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
     In order to execute our business strategy, we must invest the funds in our Chinese subsidiaries, through loans or capital contributions, and in our affiliated PRC entity, ATA Online, through loans. Under applicable Chinese laws, any loan made by us to ATA Testing or ATA Learning, both of which are foreign-invested enterprises, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. Loans by us to ATA Online, as a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with SAFE. We may also decide to finance ATA Testing by increasing their registered capital through capital contributions. The Ministry of Commerce or its local counterpart must approve any capital contributions to ATA Testing or ATA Learning.
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

     Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
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
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.4801 Renminbi per U.S. dollar on June 10, 2011.
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
     The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2010 and June 10, 2011, our ADS price as reported on Nasdaq ranged between a low of $2.80 and a high of $12.62. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.
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
     Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs for the three-month period ended May 30, 2011 was approximately 37,800 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.
     The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
     Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.
     As of June 15, 2011, there are 45,730,517 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 3,262,650 common shares, including options to purchase an aggregate of 3,033,483 common shares immediately exercisable as of June 15, 2011. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.
     A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.
     Four of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai, Walter Lin Wang and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 64.3% of our outstanding common shares as of June 15, 2011. Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. SB Asia Investment Fund II L.P. has one board representative on our five-director board, and beneficially owns approximately 33.1% of our outstanding common shares as of June 15, 2011. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.
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
     Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 2,018 authorized test centers located throughout China as of March 31, 2011. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2011, we have delivered over 41.4 million tests, including approximately 10.3 million free tests for business development purposes. Over the course of two days on March 5 and March 6, 2011, we delivered tests to more than 650,000 test takers for the Securities Association of China, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2011, approximately 7.2 million tests were delivered using our computer-based testing technologies and services.

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
     Leveraging our testing platform, technologies and expertise, we have expanded our service offerings beyond our core computer-based testing services to include test-focused services targeted at educational institutions, students and companies in China. Our career-oriented educational course programs, which we market to educational institutions in China, help prepare students to pass certification exams in the IT industry and other vocations. Although we continue to broaden our services, we have shifted our focus away from career-oriented educational course programs and towards our two major emerging businesses, the TOEIC and HR Select tests, which we believe have stronger long-term growth potential. Hence, we have stopped investing in career-oriented educational course programs since fiscal year 2010. We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities and teaching industries. ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China and the China Banking Association to help candidates across China prepare for these organizations’ professional licensure and certification tests, which are delivered through our test delivery platform. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. In September 2008, we entered into a business partnership with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China.
     Our total net revenues increased from RMB217.5 million in the fiscal year ended March 31, 2009 to RMB245.0 million in the fiscal year ended March 31, 2010 and RMB303.9 million ($46.4 million) in the fiscal year ended March 31, 2011. We had net income of RMB22.8 million in the fiscal year ended March 31, 2009, net loss of RMB35.3 million in the fiscal year ended March 31, 2010 and net income of RMB19.8 million ($3.0 million) in the fiscal year ended March 31, 2011.
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
Our ATA Authorized Test Center Network
     To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Hong Kong, which we refer to as our ATA authorized test centers. As of March 31, 2011, we had contractual relationships with 2,018 ATA authorized test centers, of which 1,434 hosted tests delivered through our testing platform within the last 24-month period. 1,431 of our authorized test centers possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.
     The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2011:
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
Our Service Offerings
     Testing Development and Delivery Services
     Computer-based test creation, delivery and analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the creation, delivery and analysis of computer-based tests as well as logistical services such as test registration, scheduling and fee collection. We have assisted our clients in creating and delivering a wide range of computer-based tests, including:
•	licensure tests administered by governmental agencies that test the competence of candidates for positions with various governmental agencies or for certain types of jobs, and public exams administered by provincial-level human resources bureaus;

•	professional association or qualifications tests required by governmental agencies or industry associations that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:
•	the Certification of China Banking Professionals Exam, designed and administered by the China Banking Association under the supervision of the China Banking Regulatory Commission;

•	the Qualifications Exam for Individuals Engaged in the Securities Industry, designed and administered by the Securities Association of China under the supervision of the China Securities Regulatory Commission;

•	the Insurance Agent Qualifications Exam, designed and administered by the Insurance Association of China under the supervision of the China Insurance Regulatory Commission;

•	IT vendor tests that assess the technical skills and competence of IT professionals in relation to specific types of IT applications, computer operating systems or other IT skill sets, and that allow test takers to obtain a professional license or certification in a specific subject area, job title or career path; and

•	enterprise assessment tests that various enterprises use for recruitment and internal personnel assessment purposes.
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
     Distribution and administration of TOEIC exams in China. Since March 2009, we have been the exclusive distributor and test administrator of TOEIC exams in China, which are operated by ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam has been used by over 10,000 companies, government agencies and English language learning programs in 120 countries, with more than six million TOEIC exams administered around the world each year. TOEIC has become the top professional English language assessment tool in the world, according to ETS.
     TOEIC tests include large-scale tests open to the general public for a set fee as well as on-demand tests given for specific enterprises or organizations. We administered our first TOEIC exam in March 2009, in which 3,909 exam takers participated in three cities across China. During the fiscal years ended March 31, 2010 and 2011, we administered over 83,000 and 227,000 TOEIC billable exams across China. We collect a per-test taker fee for each test delivered. TOEIC exams in China are currently only delivered in a paper-based format. However, we are undergoing feasibility studies with ETS to develop computer-based TOEIC exams to be delivered in China in the future through our ATA authorized test center network.

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
     NTET Tutorial Platform — test preparation software for the teaching industry. Since 2006, we have offered software comprising a comprehensive set of training materials for preparing teachers for certification under the NTET test, which is conducted by China’s Ministry of Education and delivered through our test delivery platform and test center network. This software package, which we refer to as our NTET Tutorial Platform, is installed on a school’s computer system and offers teachers access to user-friendly and interactive tutorial programs, practice questions and learning exercises through the school’s intranet. We have had only minimal sales of our NTET Tutorial Platform software since October 2008 as a result of the delayed implementation of the national teachers’ licensure program. Further, we had no NTET sales in the fiscal year ended March 31, 2011.
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

     HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these parameters and to analyze and categorize the results to make effective recruitment decisions. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. HR Select currently offers tailored evaluation tests for 600 positions with over 260 evaluation modules. For example, TOEIC and SHL assessment titles are available via the HR Select service to assess a candidate’s business English skill and job aptitude respectively. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.
     Our current HR Select clients principally include large domestic and foreign-invested companies in highly skill-intensive industries such as insurance and banking. By the end of the fiscal year ended March 31, 2011, the four largest Chinese state-owned banks have all become customers of our computer-based testing services that incorporate our HR Select solution. We expect to market HR Select to the large and growing small and medium enterprise market in China where recruitment resources are limited and where the consequences of poor hiring decisions are greater. Pricing starts at a volume-limited annual subscription, with additional fees charged depending on volume, specific test titles utilized and whether ATA authorized test centers are used.
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
     We have registered 76 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.
     As of March 31, 2011, we have also registered 108 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
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
Clients
     The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The Securities Association of China and the China Banking Association accounted for 38.1% and 17.0%, respectively, of our total net revenues for the fiscal year ended March 31, 2011. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2011.
     As of March 31, 2011, we had 270 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2011, our five largest computer-based testing services clients based on revenue were:
•	the Securities Association of China, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

•	the China Banking Association, which has been designated by the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

•	the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security;

•	the China Futures Association, which has been designated by the China Securities Regulatory Commission as the sole administrator of futures industry qualification tests in China; and

•	FPSB China Ltd.
     These five clients represented an aggregate of 67.4% of our total net revenues for the fiscal year ended March 31, 2011.
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
     Regulation of Domain Names and Web Site Names
     PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2011, we have registered 108 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.
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
D. Property, Plant and Equipment
     Our principal executive offices are located in approximately 3,232 square meters of office space used by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, among which 2,170 square meters of office space are owned by us and 1,062 square meters of office space are leased by us. We also occupy approximately 2,800 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Fuzhou and Guangdong. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. Operating Results
Overview
     Our Business
     We believe that we are the leading provider of computer-based testing services in China. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. We experienced significant growth in our business during the fiscal years ended March 31, 2009, 2010 and 2011. Our total net revenues increased from RMB217.5 million in the fiscal year ended March 31, 2009 to RMB245.0 million in the fiscal year ended March 31, 2010 and RMB303.9 million ($46.4 million) in the fiscal year ended March 31, 2011. We had net income of RMB22.8 million in the fiscal years ended March 31, 2009, a net loss of RMB35.3 million in the fiscal year ended March 31, 2010 and a net income of RMB19.8 million ($3.0 million) in the fiscal year ended March 31, 2011.
     We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created and delivered using our testing technologies. Testing services revenues accounted for 63.0%, 76.4%, and 80.0% of our total net revenues in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues as a result of new contracts with test sponsors in the banking, securities and other sectors. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2007, 2008, 2009, 2010 and 2011.

Number of Exams Delivered (1)

(1)	Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2007, 2008, 2009, 2010 and 2011 was 3,335,701, 3,632,285, 5,063,379, 5,760,147 and 6,907,158, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.
     Leveraging our testing platform, technologies and expertise, we also offer service offerings beyond our core computer-based testing services to include test-focused services targeted at educational institutions, students and companies in China. Since 2002, we have marketed to educational institutions in China career-oriented educational course programs designed to prepare students to pass certification exams in the IT industry and other vocations. Fees from test-based educational services accounted for 19.6%, 13.0% and 8.5% of our total net revenues in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We expect net revenues from our test-based education services to continue to decline as a proportion of our total net revenues. Since December 2008, we have redirected most of our sales and marketing efforts from our test-based education services towards our newly developed testing services such as HR Select and TOEIC where we believe there is greater market opportunity.
     We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities and teaching industries. ATA Online has launched online test preparation Internet web sites in coordination with the Securities Association of China to help candidates across China prepare for these organizations’ professional licensure and certification tests, which are delivered through our test delivery platform. We also began offering, in November 2006, our NTET Tutorial Platform software, which comprises a comprehensive set of training materials to prepare teachers for certification under the National Teachers’ Skill Test of Applied Educational Technology in Secondary and Elementary Schools, or NTET test, which is delivered nationwide through our test delivery platform. We have had only minimal sales of our NTET Tutorial Platform software since October 2008 as a result of a delay in the timing of the teachers certification testing requirement deadline. Further, we had no NTET sales in the fiscal year ended March 31, 2011. During the fiscal year ended March 31, 2009, we entered into an agreement with the PRC Ministry of Education to develop and provide online tutorials to students enrolled in Cambridge ESOL’s “Cambridge Young Learners English” programs in China. The programs were launched during the fiscal year ended March 31, 2010, and revenues from the programs are included in test preparation and training solutions revenues. Revenues from our test preparation and training solutions accounted for 11.5%, 4.6% and 5.1% of our total revenue in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.
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

	For the fiscal year Ended March 31,
	2009		2010		2011
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except for percentages)
Net Revenues
Testing services	137,046	63.0%	187,158	76.4%	243,103	37,125	80.0%
Test-based educational services	42,546	19.6%	31,787	13.0%	25,727	3,929	8.5%
Test preparation and training solutions	25,071	11.5%	11,149	4.6%	15,427	2,356	5.1%
Other	12,882	5.9%	14,938	6.0%	19,647	3,000	6.4%

Total net revenues	217,545	100.0%	245,032	100.0%	303,904	46,410	100.0%

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
     Significant Factors Affecting Testing Services
     The most significant factor directly affecting our revenues from fees charged for our testing services are the number of test takers. The number of test takers for a test is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. Growth in the number of enterprises adopting our HR Select service and the prevalence of the TOEIC exam in China also impact our testing services revenues. Our revenues from fees charged for our testing services are also affected by the price we can charge per test, which generally remains fairly stable once we are engaged by a test sponsor to help deliver a particular test.
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
     In addition, obtaining contracts from test sponsors for new test titles and for upgrade of existing test titles often requires considerable time and resources. Many of our clients administer tests to a large number of people on a regular basis, and maintaining consistency and stability from year to year in the test delivery format is important to them. The decision process involved in adopting a new type of test or a new test delivery format can be difficult and complex. These factors often result in significant delays in our ability to secure contracts, and make it difficult to predict our revenues from fees from test sponsors in any given year. On the other hand, for test sponsors that administer many tests on a regular basis, our ability to secure an initial contract and to effectively meet their test delivery requirements under the contract can help us obtain future test title contracts from that test sponsor. This enables us to increase and diversify our revenues and to hinder competitors from obtaining contracts with that test sponsor. In addition, our ability to license our simulation technology to leading IT vendors and other clients require cutting-edge computer-based simulation testing technologies that depends largely on our ability to maintain and extend our technology leadership in this area.

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
     Single course programs. Our single course programs typically focus on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. We generate revenues from our single course programs through fees charged to educational institutions. We charge a pre-agreed fee for each student taking a course. Generally 100% of the total fee is due prior to delivery of the course materials at the beginning of the course period based on the number of students who enroll in the course. We recognize revenue on a straight-line basis over the service period or the contractual period, whichever is longer.
     Pre-occupational training programs. Our pre-occupational training programs provide trained instructors to teach students practical skills through tailor-designed exercises that more closely align their skills with specific job requirements. We charge fees to the educational institution for providing the training to its students. Participating educational institutions send students to our training facilities and we collect fees based on the number of class units taken over the typical training period of three to four months. We recognize revenue from licensing our pre-occupational training programs over the service delivery period on a straight-line basis.
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
     Training software products. We offer our training software products through independent sales agents. In the fiscal year ended March 31, 2008, substantially all of our training software products revenue derived from the sales of NTET Tutorial Platform software, which comprises a comprehensive set of training materials for preparing teachers for certification under the NTET test. We began offering our NTET Tutorial Platform in November 2006. We sell all title and distribution rights to the distributor upon delivery. We do not provide upgrades or any additional post-contract services, which are the responsibility of the sales agents who sell or otherwise dispose of our NTET Tutorial Platform. We recognize this revenue upon delivery of the software and once collectability is reasonably assured. However, as a result of the delay in the timing of the teachers certification requirement deadline, we have sold a minimal amount of our NTET Tutorial Platform software since October 2008. Further, we had no NTET sales in the fiscal year ended March 31, 2011.
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
     Other Revenue
     We derive other revenues from licensing fees paid to us by operators of our ATA authorized test centers, test content creation services, issuance of certificates delivered to passing candidates, and other fees and services.
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
     Test content creation services. Our test content creation services include the installation of our technology on client testing platforms, the conversion of paper-based tests into computer-based tests, and other related services. We build test items for computer-

based tests using our advanced testing technologies and we license our testing technologies to clients to enable them to create and administer their own tests. We have also developed other advanced testing technologies for creating sophisticated computer-based tests. We generate revenues from our test content creation services through service fees charged to governmental agencies, IT vendors and other sponsors of licensure, certification and qualification tests. We recognize revenue from our test content creation services upon the acceptance of the services by the client.
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
     Other fees and services. From time to time and as requested by our clients, we may provide teacher training services, IT consulting and system integration services, commission charges and other testing-related services to our clients. We recognize revenue upon completion of the services, which usually occurs within a short period of time. We may also receive payments for additional copies of training materials and test peripherals, for which we recognize revenue upon receiving cash.
Cost of Revenues
     Our cost of revenues consists primarily of test monitoring costs, royalty fees for IT vendors and test sponsor licensing arrangements, payroll compensation, cost of inventories sold, technical support and other related costs, all of which are directly attributable to the provision of our testing services, test-based educational services, test preparation and training solutions and our other products and services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	217,545	100.0%	245,032	100.0%	303,904	46,410	100.0%
Cost of Revenues	92,608	42.6%	129,535	52.9%	149,216	22,787	49.1%

Gross Profit	124,937	57.4%	115,497	47.1%	154,688	23,623	50.9%

     Test Monitoring Costs
     Test monitoring costs consist of fees paid to test centers, including a fixed fee per test taker, which varies for different tests, for hire of test proctors, rental of testing facilities and a fee for the peripheral items used for the provision of our testing services, such as USB flash drives used for security control keys, computer cameras used during testing for communication and identification, compact discs used to store and deliver our testing software, and signage used to identify and brand our ATA authorized test centers.
     Royalty Fees
     Royalty fees consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests, fees paid to ETS for the rights to be the exclusive country master distributor in mainland China for TOEIC, and fees paid to SHL for the right to be used in the HR Select program.
     For fees paid to IT vendors, we pay substantially all of these royalty fees under an enrollment model, whereby royalty fees are determined based on the number of students who enroll in the course.
     Payroll Compensation
     Payroll compensation consists of base salary and related welfare benefits paid to staff in our services implementation and customer support departments.

     Cost of Inventory
     Cost of inventory is comprised of cost of the printed learning material and test paper that are pre-printed by third parties and that we record as inventory and the cost of inventory write-down due to obsolescence. In the case of learning material, when a school contracts with us for degree major and single course programs, we deliver the related compact discs and textbooks and other course materials prior to the start of the course programs. These learning materials will be recognized as costs upon delivery. In the case of test paper, cost is recognized when the test papers are used in delivering the paper-based exam. Cost of inventory is recognized on a first-in-first-out basis.
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
     General and Administrative Expenses
     Our general and administrative expenses consist primarily of salaries and benefits, travel, administration and share-based compensation expenses for our administrative, management and finance personnel, as well as other expenses including professional fees, office expenses and rental costs.
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
     Provision for Doubtful Accounts
     The provision for doubtful accounts represents our best estimate of the amount of probable credit losses resulting from our customers or non-customer business partners’ inability to make required payments. We consider age of doubtful receivable, historical collection experience, and business partners’ individual facts.
Taxation
     Cayman Islands & British Virgin Islands
     Under the current laws of the Cayman Islands and the British Virgin Islands, the Company, and ATA BVI are not subject to income tax. In addition, upon any payments of dividends by the Company or ATA BVI, no Cayman Islands or British Virgin Islands withholding tax is imposed.
     People’s Republic of China
     Our subsidiaries and our variable interest entity, or VIE, operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, enterprises that were established before March 16, 2007 and were entitled to preferential tax treatments can continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 and (ii) in the case of certain tax exemption or reduction for a specified term, until the expiration of such term. Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates.. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar year 2008 to 2010. ATA Testing is currently in the process of renewing its HNTE certificate for another three years. Upon successful renewal, ATA Testing should be entitled to a preferential tax rate of 15% retroactively from January 1, 2011. In the event ATA Testing is unable to review its HNTE certificate, it will be subject to a statutory enterprise income tax rate of 25%. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011 ATA Learning, ATA Online and Beijing JDX will be subject to income tax at 25% from calendar year 2012 onwards unless they can re-qualify as HNTE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.”
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
     In addition, the New EIT Law and the Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors, and, unlike the prior tax law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiary pay to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares”. The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2011, we have not provided for income taxes on accumulated earnings of RMB46.1 million ($7.0 million) generated by our PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.
     Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2011, we provided full valuation allowance for their deferred income tax assets after consideration of the schedule reversal of existing deferred income tax liabilities.
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
     Revenue Recognition
     Our net revenues from test-based educational services represented 19.6%, 13.0% and 8.5% of total net revenues for the year ended March 31, 2009, 2010 and 2011. We recognize revenue for fees from educational institutions in accordance with the provisions of FASB ASC Subtopic 605-985 Revenue-Software. We have concluded, based on our past experience with our educational institution clients and our anticipated service model, that vendor specific objective evidence, or VSOE, does not exist for the post-contract services, or PCS, and other services provided in the degree major and single course programs, which are the only undelivered elements subsequent to the beginning of the programs. If the service arrangements with schools change from our current model to such where significant evidence for VSOE does exist for the PCS and services provided then we may no longer recognize revenue from educational institutions ratably over the service period on a straight-line basis. In such a case, we may instead recognize revenue on a relative fair value basis.
     Bad Debt Allowance
     We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.
     The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2009, 2010 and 2011 is as follows:

	For the fiscal year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	623,993	3,198,960	29,934,512	4,571,341
Additions charged to bad debt expense	6,531,940	27,052,862	2,235,627	341,406
Write-off of accounts receivable	(3,956,973)	(317,310)	(4,231,941)	(646,266)

Ending allowance for doubtful accounts	3,198,960	29,934,512	27,938,198	4,266,481

     The significant decrease in bad debt expense from March 31, 2010 to March 31, 2011 was primarily due to a bad debt charge related to accounts receivable from sales of our NTET Tutorial Platform software during fiscal year ended March 31, 2010.
     Intangible assets
     As of March 31, 2011, our intangible assets consisted of testing service technology, customer relationships and distribution license. We acquired the testing service technology and customer relationships through business acquisition and we acquired the distribution license directly from a vendor. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. We have no intangible assets with indefinite useful lives. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. The fair values of our identifiable intangible assets were determined by management with the assistance of independent appraisers.
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
     As of March 31, 2011, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB 3.7 million. The amount of the deferred income tax assets considered realizable as of March 31, 2011 could be reduced in the near term if estimates of future taxable income are reduced.

     For each of the year ended March 31, 2009, 2010 and 2011, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2006.
     Share-Based Compensation to Employees
     The cost of all share-based payment transactions are recognized in our consolidated financial statements based on their grant-date fair value over the requisite service period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. For graded vesting share-based awards, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award (as measured based on the grant-date fair value of the equity instrument) is expensed on the grant date.
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
     We recorded share-based compensation expenses of RMB5.2 million, RMB1.9 million and RMB 1.6 million ($0.3 million) for the share options in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. As of March 31, 2011, there were RMB1.1 million of total unrecognized compensation costs related to non-vested share options. These costs are expected to be recognized over a weighted average period of approximately 2.9 years.
     We determined the estimated fair value of our employees’ share options granted in July 2008, February 2009 and March 2010 based on valuations conducted by Jones Lang LaSalle Sallmanns Limited, an independent third-party valuation firm.
     The fair value of the options on the date of grant was determined using the binomial option pricing method under the following assumptions.

	Year Ended March 31,
	2009	2010	2011
Estimated weighted average fair value at grant date of underlying common shares (per share)	$4.79	$2.15	—
Expected weighted average volatility	73%	67%	—
Weighted average risk-free interest rate (per annum)	3.53%	3.89%	—
Expected weighted average dividends	—	—	—
Suboptimal exercise factor	2.0x	2.0x	—
     For the share options we granted in July 2008, February 2009 and March 2010, the fair value of underlying shares was $6.33, $2.685 and $2.15 respectively and was determined based on the traded price of our ADRs on the option grant date.
     For our share options issued in July 2008, February 2009 and March 2010, we used an expected volatility that ranged from 66% to 83%, which were based on implied volatilities from traded options of comparable publicly traded training and testing services companies operating in the United States and the historical volatility of the Company’s ADRs. Changes in our estimates and assumptions regarding the expected volatility of our common shares could significantly impact the estimated fair values of our share options determined under the binomial valuation model and, as a result, our net earnings and the net earnings applicable to our common shareholders.

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

	For the fiscal year Ended March 31,
	2009		2010		2011
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages and per share data)
Net revenues:
Testing services	137,046	63.0%	187,158	76.4%	243,103	37,125	80.0%
Test-based educational services	42,546	19.6%	31,786	13.0%	25,727	3,929	8.5%
Test preparation and training solutions	25,071	11.5%	11,149	4.6%	15,427	2,356	5.1%
Other	12,882	5.9%	14,938	6.1%	19,647	3,000	6.4%

Total net revenues	217,545	100.0%	245,032	100.0%	303,904	46,410	100.0%
Cost of revenues	92,608	42.6%	129,535	52.9%	149,216	22,787	49.1%

Gross profit	124,937	57.4%	115,497	47.1%	154,688	23,623	50.9%

Operating expenses:
Research and development	16,241	7.5%	22,708	9.3%	22,756	3,475	7.5%
Sales and marketing	24,922	11.5%	38,951	15.9%	54,382	8,305	17.9%
General and administrative	47,555	21.9%	56,839	23.2%	54,422	8,311	17.9%
Provision for doubtful accounts	9,831	4.5%	27,053	11.0%	2,236	341	0.7%

Total operating expenses	98,549	45.3%	145,551	59.4%	133,796	20,432	44.0%

Income (loss) from operations	26,388	12.1%	(30,055)	(12.3)%	20,892	3,191	6.9%
Interest income	395	0.2%	731	0.3%	1,036	158	0.3%
Subsidy income	2,000	0.9%	—	—	—	—	—%
Foreign currency exchange gains (losses), net	665	0.3%	(284)	(0.1)%	1,138	174	0.4%

Earnings (loss) before income tax	29,448	13.5%	(29,608)	(12.1)%	23,066	3,523	7.6%

Income tax expense	6,638	3.0%	5,742	2.3%	3,312	506	1.1%

Net income (loss)	22,810	10.5%	(35,350)	(14.4)%	19,754	3,017	6.5%

	For the fiscal year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Basic earnings (loss) per common share	0.50	(0.79)	0.44	0.07
Diluted earnings (loss) per common share	0.49	(0.79)	0.44	0.07
Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010
     Net Revenues
     Our total net revenues increased by RMB58.9 million, or 24.0%, to RMB303.9 million ($46.4 million) in the fiscal year ended March 31, 2011 from RMB245.0 million in the fiscal year ended March 31, 2010, primarily as a result of increases in net revenues from our testing services.

     Testing services. Testing services net revenues increased by RMB55.9 million, or 29.9% to RMB243.1 million ($37.1 million) in the fiscal year ended March 31, 2011 from RMB187.2 million in the fiscal year ended March 31, 2010. The total number of billable tests delivered, which affects our testing services net revenues, increased to 6,907,158 in the fiscal year ended March 31, 2011 from 5,760,147 in the fiscal year ended March 31, 2010. Our average revenue per test delivered also increased to RMB35.2 ($5.4) in the fiscal year ended March 31, 2011 from RMB32.5 in the fiscal year ended March 31, 2010. This increase in both the average revenue per test and the number of tests delivered was primarily due to an increase in revenues from testing services provided to the Securities Association of China. Our net revenues from testing services provided to the Securities Association of China grew to RMB103.5 million ($15.8 million) in the fiscal year ended March 31, 2011 from RMB73.7 million in the fiscal year ended March 31, 2010. The number of tests delivered for the Securities Association of China increased to 2.7 million in the fiscal year ended March 31, 2011 from 2.0 million in the fiscal year ended March 31, 2010. Our net revenues from TOEIC grew to RMB24.2 million ($3.7million) from RMB19.3 million, and our net revenues from HR Select, which we introduced at the beginning of the fiscal year ended March 31, 2010, grew to RMB29.8 million ($4.5 million) from RMB10.5 million.
     Test-based educational services. Revenues from test-based educational services decreased by RMB6.1 million, or 19.1%, to RMB25.7 million ($3.9 million) in the fiscal year ended March 31, 2011 from RMB31.8 million in the fiscal year ended March 31, 2010, primarily due to a decrease in degree program course revenues from RMB26.0 million to RMB19.0 million. We are no longer devoting significant resources to growing or marketing our test-based educational services.
     Test preparation and training solutions. Our revenues from test preparation and training solutions increased by RMB4.3 million, or 38.4%, to RMB15.4 million ($2.4 million) in the fiscal year ended March 31, 2011 from RMB11.1 million in the fiscal year ended March 31, 2010, primarily as a result of higher volume in online courses for the Securities Association of China.
     Other revenues. Other revenues increased by RMB 4.7 million, or 31.5%, to RMB19.6 million ($3.0million) in the fiscal year ended March 31, 2011 from RMB15.0 million in the fiscal year ended March 31, 2010, primarily due to an increase in revenues from sales of certificates, commission charges and testing-related services.
     Gross Profit
     Our gross profit rose by RMB39.2 million to RMB154.7 million ($23.6 million) in the fiscal year ended March 31, 2011 from RMB115.5 million in the fiscal year ended March 31, 2010. Our gross margin increased to 50.9% in the fiscal year ended March 31, 2011 from 47.1% in the fiscal year ended March 31, 2010. The increase in our gross margin was primarily due to the increase in testing services net revenues, which has a relatively higher margins and RMB5.5 million impairment of the prepaid royalty fee for certain course materials related to the Company’s partnership with Microsoft in the fiscal year ended March 31, 2010 which did not recur in the current period.
     Operating Expenses
     Our operating expenses decreased by RMB11.8 million, or 8.1%, to RMB133.8 million ($20.4 million) in the fiscal year ended March 31, 2011 from RMB145.6 million in the fiscal year ended March 31, 2010.
     General and administrative expenses. Our general and administrative expenses decreased by RMB2.4 million, or 4.3%, to RMB54.4 million ($8.3 million) in the fiscal year ended March 31, 2011 from RMB56.8 million in the fiscal year ended March 31, 2010 primarily due to a decrease in share-based compensation expense of RMB 2.3 million ($0.3 million) as a result of a transfer of 150,000 common shares from a principal shareholder to Benson Tsang upon his appointment as our CFO in the fiscal year.
     Sales and marketing expenses. Our sales and marketing expenses increased by RMB15.4 million, or 39.6%, to RMB54.4 million ($8.3 million) in the fiscal year ended March 31, 2011 from RMB39.0 million in the fiscal year ended March 31, 2010. Sales and marketing expenses as a percentage of our total net revenues increased to 17.9% in the fiscal year ended March 31, 2011 from 15.9% in the fiscal year ended March 31, 2010. This increase was primarily related to RMB10.0 million increase in marketing expenditures and RMB5.4 million increase in salaries and compensation as a result of our continued efforts to grow our HR Select and TOEIC testing services. We expect that our sales and marketing expenses will continue to increase in the near term as we continue to expand our marketing efforts, particularly in relation to our new service offerings.

     Research and development expenses. Our research and development expenses increased slightly to RMB22.8 million ($3.5 million) in the fiscal year ended March 31, 2011 from RMB22.7 million in the fiscal year ended March 31, 2010.
     Provision for doubtful accounts. Bad debt expenses decreased by RMB24.8 million, or 91.7%, to RMB2.2 million ($0.3 million) in the fiscal year ended March 31, 2011 from RMB27.1 million in the fiscal year ended March 31, 2010, most of which related to the full provision of accounts receivable from sales of our NTET Tutorial Platform software of RMB23.7 million in the fiscal year ended March 31, 2010.
     Interest Income
     Our interest income was RMB1.0 million ($0.2 million) in the fiscal year ended March 31, 2011 and RMB0.7 million in the fiscal year ended March 31, 2010. Our interest income was slightly higher in the fiscal year ended March 31, 2011 because of a higher average cash balance during the fiscal year ended March 31, 2011.
     Foreign Currency Exchange Gains (Losses), Net
     We recorded a net foreign currency exchange gain of RMB1.1 million ($0.2 million) in the fiscal year ended March 31, 2011, compared with a net loss of RMB0.3 million in the fiscal year ended March 31, 2010, primarily due to the increase of the effects of appreciation of Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is the U.S. dollar.
     Income Tax Expense
     We had income tax expense of RMB3.3 million ($0.5 million) in the fiscal year ended March 31, 2011, compared to RMB5.7 million in the fiscal year ended March 31, 2010. Our income tax expense was primarily attributable to the net operating income generated by ATA Testing. We had income tax expense in the fiscal year ended March 31, 2010 despite having a loss before income tax of RMB29.6 million mainly due to the impact from non-tax-deductible expenses.
     Net Income (Loss)
     As a result of the above factors, we had net income of RMB19.8 million ($3.0 million) in the fiscal year ended March 31, 2011 compared to net loss of RMB35.3 million in the fiscal year ended March 31, 2010.
     Our basic earnings per common share and diluted earnings per common share were RMB0.44 ($0.07) in the fiscal year ended March 31, 2011, compared to basic loss per common share and diluted loss per common share of RMB0.79 in the fiscal year ended March 31, 2010.
Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009
     Net Revenues
     Our total net revenues increased by RMB27.5 million, or 12.6%, to RMB245.0 million in the fiscal year ended March 31, 2010 from RMB217.5 million in the fiscal year ended March 31, 2009, primarily as a result of increases in net revenues from our testing services.
     Testing services. Testing services net revenues increased by RMB50.1 million, or 36.6% to RMB187.2 million in the fiscal year ended March 31, 2010 from RMB137.0 million in the fiscal year ended March 31, 2009. The total number of tests delivered, which affects our testing services net revenues, increased to 5,760,147 in the fiscal year ended March 31, 2010 from 5,063,379 in the fiscal year ended March 31, 2009. Our average revenue per test delivered also increased to RMB32.5 in the fiscal year ended March 31, 2010 from RMB27.1 in the fiscal year ended March 31, 2009. This increase in both the average revenue per test and the number of tests delivered was due, in part, to a significant increase in the number of finance industry-related tests delivered, which tests also have relatively high revenues per test. Our net revenues from testing services provided to the China Banking Association, the Securities Association of China and the China Futures Association grew to an aggregate of RMB130.6 million in the fiscal year ended March 31, 2010 from RMB108.9 million in the fiscal year ended March 31, 2009. The number of tests delivered for these three clients increased to 3.1 million in the fiscal year ended March 31, 2010 from 2.4 million in the fiscal year ended March 31, 2009. Our net revenues from TOEIC, which we introduced at the end of the fiscal year ended March 31, 2009, grew to RMB19.3 million, and our net revenues from HR Select, which was newly introduced at the beginning of the fiscal year ended March 31, 2010, were RMB10.5 million.

     Test-based educational services. Revenues from test-based educational services decreased by RMB10.8 million, or 25.3%, to RMB31.8 million in the fiscal year ended March 31, 2010 from RMB42.5 million in the fiscal year ended March 31, 2009. Degree major course program revenues decreased RMB5.5 million, or 17.5%, to RMB26.0 million in the fiscal year ended March 31, 2010 from RMB31.5 million in the fiscal year ended March 31, 2009. Single course program revenues decreased to RMB4.3 million in the fiscal year ended March 31, 2010 from RMB4.6 million in the fiscal year ended March 31, 2009. Pre-occupational training program revenues decreased by RMB2.1 million, or 58.3%, to RMB1.5 million in the fiscal year ended March 31, 2010 from RMB3.6 million in the fiscal year ended March 31, 2009 as a result of an decrease in the number of students participating in these programs. We are no longer devoting significant resources to growing or marketing our test-based educational services.
     Test preparation and training solutions. Our revenues from test preparation and training solutions decreased to RMB11.1 million in the fiscal year ended March 31, 2010 from RMB25.1 million in the fiscal year ended March 31, 2009, primarily as a result of decreases in the sales of our NTET Tutorial Platform. Revenues from our NTET Tutorial Platform were insignificant in the fiscal year ended March 31, 2010, compared to RMB16.1 million in the fiscal year ended March 31, 2009 as we ceased substantially all sales of the NTET Tutorial Platform due to the delay in the implementation of the national NTET test. Revenues from our online test preparation services for finance industry-related tests increased by RMB1.2 million, or 13.3%, to RMB10.2 million in the fiscal year ended March 31, 2010 from RMB9.0 million in the fiscal year ended March 31, 2009.
     Other revenues. Other revenues increased by RMB2.1 million, or 16.0%, to RMB15.0 million in the fiscal year ended March 31, 2010 from RMB12.9 million in the fiscal year ended March 31, 2009, primarily due to an increase in revenues from sales of JDX software, test content development services and other test peripherals.
     Gross Profit
     Our gross profit decreased by RMB9.4 million to RMB115.5 million in the fiscal year ended March 31, 2010 from RMB124.9 million in the fiscal year ended March 31, 2009. Our gross margin decreased to 47.1% in the fiscal year ended March 31, 2010 from 57.4% in the fiscal year ended March 31, 2009. The decrease in our gross margin was primarily due to higher staff salaries and compensation of RMB3.7 million resulting from the increase in headcount to support the business growth, higher testing monitoring costs of RMB4.3 million related to our TOEIC and HR Select businesses, an impairment of RMB5.5 million related to the prepaid royalty fee for certain content that the Company believes will not be used in the future, increase in amortization and depreciation expenses of RMB 3.2 million related to technology upgrades and increase in the TOEIC royalty fee of RMB5.8 million. The decrease in our gross margin was also due to the significant decrease in the sales of our NTET Platform Tutorial software, which has relatively high gross margin, in the fiscal year ended March 31, 2010.
     Operating Expenses
     Our operating expenses increased by RMB47.0 million, or 47.7%, to RMB145.6 million in the fiscal year ended March 31, 2010 from RMB98.5 million in the fiscal year ended March 31, 2009.
     General and administrative expenses. Our general and administrative expenses increased by RMB9.2 million, or 19.5%, to RMB56.8 million in the fiscal year ended March 31, 2010 from RMB47.6 million in the fiscal year ended March 31, 2009. Salaries and compensation expenses increased by RMB4.0 million, or 23.3%, to RMB21.2 million in the fiscal year ended March 31, 2010, from RMB17.2 million in the fiscal year ended March 31, 2009, primarily due to the expansion of the management team. Our share-based compensation increased by RMB2.1 million, or 53.8%, to RMB6.0 million in the fiscal year ended March 31, 2010, from RMB3.9 million in the fiscal year ended March 31, 2009, primarily related to a transfer of existing shares to Benson Tsang, our current chief financial officer, and grant of restricted shares (which are referred to in the Consolidated Financial Statements and accompanying Notes as “nonvested shares” per FASB ASC Topic 718) to Bo Lin, our current chief operating officer.
     Sales and marketing expenses. Our sales and marketing expenses increased by RMB14.0 million, or 56.3%, to RMB39.0 million in the fiscal year ended March 31, 2010 from RMB24.9 million in the fiscal year ended March 31, 2009. Sales and marketing expenses as a percentage of our total net revenues increased to 15.9% in the fiscal year ended March 31, 2010 from 11.5% in the fiscal year ended March 31, 2009. This increase was primarily related to RMB6.4 million increase in marketing expenditures and RMB6.9 million increase in salaries and compensation due to additional sales and marketing headcounts to grow our HR Select and TOEIC testing services. We expect that our sales and marketing expenses will continue to increase in the near term as we continue to expand our marketing efforts, particularly in relation to our new service offerings.
     Research and development expenses. Our research and development expenses increased by RMB6.5 million, or 39.8%, to RMB22.7 million in the fiscal year ended March 31, 2010 from RMB16.2 million in the fiscal year ended March 31, 2009. This increase was due primarily to the RMB 3.1 million increase in employees salaries and compensation, and RMB 3.0 million higher system development expenses for new businesses and updating of our current test item database.
     Provision for doubtful accounts. Bad debt expenses increased by RMB17.2 million, or 175.7%, to RMB27.1 million in the fiscal year ended March 31, 2010, from RMB9.8 million in the fiscal year ended March 31, 2009, primarily due to a provision related to accounts receivable from sales of our NTET Tutorial Platform software. In the fiscal year ended March 31, 2010, we experienced a delay in the cash collection of our receivables from NTET customers. As of March 31, 2010, our accounts receivable from NTET customers that were aged more than one year were RMB24.7 million. Based on the ageing of such receivables, we concluded it is probable that we will be unable to collect the remaining balance due and a full provision for NTET accounts receivable was recognized during the fiscal year ended March 31, 2010.
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
     Foreign Currency Exchange Gains (Losses), Net
     We recorded a net foreign currency exchange loss of RMB0.3 million in the fiscal year ended March 31, 2010, compared with a net gain of RMB0.7 million in the fiscal year ended March 31, 2009, primarily due to the decrease of the effects of appreciation of Renminbi against the U.S. dollar in relation to the remeasurement of foreign currency-denominated monetary assets and liabilities, primarily U.S. dollar cash held by our PRC subsidiaries.
     Income Tax Expense
     We had income tax expense of RMB5.7 million in the fiscal year ended March 31, 2010, compared to RMB6.6 million in the fiscal year ended March 31, 2009. We had income tax expense in the fiscal year ended March 31, 2010 despite having a loss before income tax of RMB29.6 million mainly due to the impact from non-tax-deductible expenses, which reduced our income tax benefit by RMB 7.6 million. Increase in valuation allowance for deferred income tax assets of RMB3.7 million also had an impact on our effective income tax rate in the fiscal year ended March 31, 2010.
     Net Income (Loss)
     As a result of the above factors, we had net loss of RMB35.3 million in the fiscal year ended March 31, 2010 compared to net income of RMB22.8 million in the fiscal year ended March 31, 2009.
     Our basic loss per common share and diluted loss per common share were RMB0.79 in the fiscal year ended March 31, 2010, compared to basic earnings per common share of RMB0.50 and diluted earnings per common share of RMB0.49 in the fiscal year ended March 31, 2009.
B. Liquidity and Capital Resources
     We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities and the proceeds from our 2008 initial public offering.
     As of March 31, 2011, we had RMB268.1 million ($40.9 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.
     The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2009, 2010 and 2011:

	For the fiscal year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
		(In thousands)
Net cash provided by (used in) operating activities	31,538	(27,965)	62,098	9,483
Net cash used in investing activities	(35,053)	(61,663)	(3,875)	(592)
Net cash used in financing activities	(10,640)	(6,670)	—	—
Effect of foreign exchange rate changes on cash	(7,539)	(331)	(4,039)	(617)
Net increase (decrease) in cash	(21,694)	(96,629)	54,184	8,274
Cash at beginning of year	332,197	310,503	213,874	32,661
Cash at end of year	310,503	213,874	268,058	40,935
     Operating Activities
     Net cash provided by operating activities was RMB62.1 million ($9.5 million) in the fiscal year ended March 31, 2011 compared to net cash used in operating activities of RMB28.0 million in the fiscal year ended March 31, 2010. The improvement in our cash flow from operating activities in the fiscal year ended March 31, 2011 was primarily attributable to RMB142.6 million increase in cash collection from our revenues, primarily due to the increase of testing service revenue and improvement of cash collection, partially offset by an increase of RMB47.3 million in cash expenditures on test monitoring costs, payroll and marketing costs.
     Net cash used in operating activities was RMB28.0 million in the fiscal year ended March 31, 2010 compared to net cash provided by operating activities of RMB31.5 million in the fiscal year ended March 31, 2009. Our net cash flow from operating activities in the fiscal year ended March 31, 2010 was impacted by our significant increase in cash expenditures of RMB36.2 million on test monitoring costs and other operating expenses primarily due to the increased number of the tests delivered and development and marketing efforts for TOEIC, HR Select and Cambridge ESOL Young Learners English services. Contributing to this decreased cash flow was a decrease in cash collected from our testing service and test preparation and training solutions, primarily due to a decrease of RMB16.1 million advance received from test takers in relation to test in June for the China Banking Association. The test registration deadline for the test in June was postponed to early April 2010 as compared to late March 2009, which resulted in a decrease in advance received from test takers from RMB17.0 million as of March 31, 2009 to RMB0.9 million as of March 31, 2010.
     Investing Activities
     Net cash used in investing activities in the fiscal year ended March 31, 2011 of RMB3.9 million ($0.6 million) was primarily attributable to capital expenditures for the purchase of computers and electronic equipment.
     Net cash used in investing activities in the fiscal year ended March 31, 2010 of RMB61.7 million was primarily attributable to capital expenditures, including the RMB52.6 million paid in July 2009 for the purchase of our office space in Beijing.
     Financing Activities
     We had no net cash from or used in financing activities in the fiscal year ended March 31, 2011.
     Net cash used in financing activities in the fiscal year ended March 31, 2010 of RMB6.7 million was primarily attributable to RMB11.9 million used to repurchase our common shares in the open market, offset by proceeds of RMB5.2 million from the collection of loans to shareholders.
     On June 1, 2011, the Company announced that its Board of Directors has declared a special cash dividend of $0.215 per common share, or US$0.43 per ADS. The total amount of cash distributed in the dividend is expected to be approximately $10 million, which will be paid from the cash held by ATA Inc. As of March 31, 2011, ATA Inc. had $17.8 million cash. The dividend will be paid on or around August 1, 2011 to all shareholders of record as of the close of business on June 30, 2011. For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information — Dividend Policy.”
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

	For the fiscal year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
		(In thousands)
Total capital expenditures	34,688	59,357	3,875	592
     Historically, our capital expenditures have been made primarily for the purchase of office space, software, computer equipment and servers. Our capital expenditures in the fiscal year ended March 31, 2010 were higher than in the past because of our payment of RMB52.6 million in July 2009 for the purchase of our office in Beijing.
Foreign Currency Exchange
     ATA Inc. and ATA BVI’s functional currency is the U.S. dollar. As of March 31, 2011, we had RMB268.1 million (US$40.9 million) in cash, including RMB112.4 million (US$ 17.2 million) RMB-denominated bank deposits in Hong Kong held by ATA Inc. The functional currency of our PRC subsidiaries and variable interest entity is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”
Recent Accounting Pronouncements
     In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 in the year ended March 31, 2012 to have a material impact on its consolidated financial statements.

C. Research and Development
     Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted 104 people as of March 31, 2011. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our Dynamic Simulation technology, our ETX platform and our HR Select interface. Our total expenses for research and development were RMB16.2 million, RMB22.7 million and RMB22.8 million ($3.5 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2008 to March 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations as of fiscal year ended March 31, 2011:

	Payment Due by Period
					More than 5
	Total	Within 1 Year	1-3 Years	3-5 Years	Year
	(In thousands of RMB)
Operating Lease Obligations	12,761	5,084	7,677	—	—
     Our operating lease obligations have comprised of our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through January 2014, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.
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

Name	Age	Position
Kevin Xiaofeng Ma	47	Chairman of the Board of Directors, Chief Executive Officer
Walter Lin Wang	49	Director, President
Benson Tsang	46	Chief Financial Officer, Financial and Principal Accounting Officer
Andrew Yan	53	Director
Hope Ni	39	Director
Alec Tsui	62	Director
Jianmin Ding	45	Vice President
Patrick Tien	54	Vice President of Channel and Sales
Alex Tong	48	Vice President of Business Development
Shuqiu Zhao	39	Vice President
Degang Xie	39	Vice President
Amy Tung	39	Vice President, Finance
Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as vice president at the Beijing MDI High-Tech Center, as director of Beijing Zhongjia Integrated Intelligent System Engineering, and as reporter of China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.
Walter Lin Wang is a co-founder, director and president of our company. Prior to co-founding our company, Mr. Wang practiced independent IT consulting. Mr. Wang also worked as an engineer at the PRC Ministry of Railways. Mr. Wang holds a bachelor’s degree in computer science from Southwest Jiaotong University and a master’s degree in computer science from University of Central Florida.
Benson Tsang became our chief financial officer and financial and principal accounting officer in March 2010. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as Chief Financial Officer of WuXi Pharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He served with PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is also an independent director of Shangpharma Corporation, a Nasdaq-listed company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and an MBA degree from McMaster University in Canada.
Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the managing partner of SAIF Partners and SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. From 1990 to 1993, Mr Yan worked in the World Bank and the renowned Hudson Institute as an economist and research fellow, respectively, in Washington D.C. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp.. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China)

in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Resources Land Limited and Fosun International Limited; non-executive director of Digital China Holdings Limited, MOBI Development Co., Ltd., NVC Lighting Holding Limited and China Huiyuan Juice Group Limited. Mr. Yan is also an Independent Director of Giant Interactive Group Inc.; director of Acorn International Inc., Global Education & Technology Group Ltd and Eternal Asia Supply Chain Co., Ltd. (all 10 companies are listed in the Hong Kong Stock Exchange, NYSE, Nasdaq or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a Master of Arts degree from Princeton University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in the PRC.
Hope Ni is an Independent Director on our board. Ms. Ni is the Chief Executive Officer of Rising Year Group Limited, which focuses on investments and business advisory services. Ms. Ni was the chairman of the board of directors of China Fundamental Acquisition Corp. from May 2008 to February 2010, and in February 2010, China Fundamental Acquisition acquired Beijing Wowjoint and the surviving company was listed on Nasdaq in May 2010. Until January 2008, Ms. Ni served as the chief financial officer and director for Cogo Group Inc., a Nasdaq -listed company which she joined in August 2004. From January 2008 to December 2008, Ms. Ni served as the Vice Chairman of Cogo Group. Prior to joining Cogo, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at JA Solar Holdings Co., Ltd., a Nasdaq -listed company and KongZhong Corporation, a Nasdaq -listed company and Digital China Holdings Ltd., a Hong Kong Main Board listed company. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.
Alec Tsui is an independent director on our board. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including China Chengtong Development Group Ltd., COSCO International Holdings, China Power International Development Limited, China BlueChemical Limited, , Pacific Online Ltd, and China Oilfield Services Limited and Arnhold Holdings Limited. He was also an independent non-executive director of Melco Crown Entertainment Ltd. which is listed on the Nasdaq Global Market. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.
Jianmin Ding is a vice president in charge of marketing and business development of our company. Mr. Ding has been with ATA since 2001. Prior to joining us, Mr. Ding was the chairman and CEO of Shanghai Linping Property Ltd. Mr. Ding graduated from Nanjing University with a bachelor’s degree in economics.
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
Shuqiu Zhao is a vice president in charge of marketing and business development of our company. Mr. Zhao also oversees our test delivery services and has been with ATA since 2000. Prior to joining us, Mr. Zhao worked as the general manager of the computer education center of the Shanghai Pudong New Area. Mr. Zhao graduated from Harbin Institute of Technology with a bachelor’s degree in technology.
Degang Xie is a vice president, in charge of the research and development of our company. Mr. Xie has been with ATA since 1999. Prior to joining us, Mr. Xie worked as chief engineer of Nanjing Oceansoftware Ltd. Mr. Xie graduated from Nanjing University with a bachelor’s degree in physics.

Amy Tung is currently a vice president of finance in our company. Prior to joining us in August 2006, she worked as Controller at Bayer Healthcare Limited from 2005 to 2006, as Senior Financial Analyst at BEA Systems (Hong Kong) Limited from 2004 to 2005 and as Finance Manager at Bureau Veritas Consumer Products Services (Hong Kong) Limited from 2002 to 2004. Ms. Tung graduated from the Chinese University of Hong Kong with a master’s degree in business administration and Columbia University with a master’s degree in financial engineering. Ms. Tung is also a member of the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.
     Bo Lin, who became our chief operating officer in July 2009, changed to the role of consultant by the Company in April 2011.
B. Compensation
     For the fiscal year ended March 31, 2011, we and our subsidiaries paid aggregate cash compensation of approximately RMB9.7 million ($1.5 million) to our directors and executive officers as a group. No options and restricted shares were granted to directors and executive officers during the fiscal year ended March 31, 2011. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
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
     As of June 15, 2011, we have granted 2,995,300 share options and 300,000 restricted shares that are outstanding under the 2005 Plan, and 295,238 share options and 943,621 restricted shares under the 2008 Plan, respectively, to selected directors, officers, employees and individual consultants and advisors, and 3,033,483 share options and 185,817 restricted shares are vested, as of the date of this report. The contractual term of these options is ten years.
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

     The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:
Share options

	Number of
	Common Shares to	Exercise Price
	be Issued Upon	per Common
Name	Exercise of Options	Share	Date of Grant	Vesting Start Date	Date of Expiration
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Benson Tsang	300,000	$2.115	March 29, 2010	March 29, 2010	March 28, 2020
Jianmin Ding	303,800	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Patrick Tien	220,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Alex Tong	100,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Degang Xie	31,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Shuqiu Zhao	23,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
	8,000	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Amy Tung	50,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016
Restricted shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
Walter Lin Wang	200,000	May 30, 2011	June 1, 2011
Andrew Yan	100,000	May 30, 2011	June 1, 2011
Jianmin Ding	160,000	May 30, 2011	June 1, 2011
Shuqiu Zhao	100,000	May 30, 2011	June 1, 2011
Shuqiu Zhao	30,000	February 12, 2009	February 12, 2009
Degang Xie	20,000	February 12, 2009	February 12, 2009
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
D. Employees
     We had 489, 537, and 488 employees as of March 31, 2009, 2010 and 2011, respectively. As of March 31, 2011, we had 125 employees in sales and marketing, 104 in research and development, 173 in client service and support and 86 in general and administrative functions.
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
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 15, 2011 by:
•	each person known to us to own beneficially more than 5% of our common shares, and

•	each of our directors and executive officers

Common Shares Beneficially
Owned
	Number (1)	Number (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	6,294,988	13.8%
Walter Lin Wang (4)	3,123,576	6.8%
Benson Tsang	*	*
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Jianmin Ding	*	*
Patrick Tien	*	*
Alex Tong	*	*
Shuqiu Zhao	*	*
Degang Xie	*	*
Amy Tung	*	*

	Common Shares Beneficially
	Owned
	Number (1)	Number (2)
Directors and Executive Officers Combined	11,057,264	24.2%
Principal Shareholders:
SB Asia Investment Fund II L.P. (5)	15,147,208	33.1%
HSBC International Trustee Limited (6)	14,389,540	31.5%
Able Knight Development Limited (3)	6,094,988	13.3%
Lijun Mai (7)	4,845,000	10.6%
Wealth Treasure Management Limited (4)	2,923,576	6.4%
Government of Singapore Investment Corporation Pte Ltd (8)	2,866,282	6.3%

*	Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 15, 2011.

(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 15, 2011. The total number of our common shares outstanding as of June 15, 2011 is 45,730,517.

(3)	Includes 6,094,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)	Includes 2,923,576 common shares held by Wealth Treasure Management Limited. Wealth Treasure Management Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited. The business address of Wealth Treasure Management Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)	Based on a Schedule 13D filed jointly by SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. on March 15, 2010. Includes 12,707,436 common shares and 1,219,886 ADSs, representing 2,439,772 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

(6)	Based on a Schedule 13G filed by HSBC International Trustee Limited on February 10, 2011. Includes 8,935,584 common shares and 2,726,978 American Depositary Shares (representing 5,453,956 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

(7)	Based on a Schedule 13G filed jointly by Lijun Mai, Mutual Step Holdings Limited, Magnificent Trio Company Limited, Wealth Trust, Art Kind Technology Limited, New Knight Holdings Limited, Sunrise Trust, Art Grace Development Limited, Unique Icon Limited and Value Trust on February 17, 2009. Includes 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(8)	Based on a Schedule 13G filed by the Government of Singapore Investment Corporation Pte Ltd on February 10, 2011. According to the Schedule 13G, the Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of 1,004,090 common shares, the Government of Singapore shares the power to vote and power to dispose of 1,004,090 common shares and the Monetary Authority of Singapore shares the power to vote and the power to dispose of 429,051 common shares.
     None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 15, 2011, none of our common shares were held by holders of record in the United States. However, 22,953,396 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

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
     The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this annual report under Item 10.H. “Additional Information — Documents on Display.”
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
Shareholders Agreement
     In connection with the Shareholders Agreement that we entered into with the shareholders of our Cayman Islands holding company in November 2006, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. These registration rights will terminate on March 31, 2013.
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
     Dividend Policy
     On June 1, 2011, the Company announced that its Board of Directors has declared a special cash dividend of $0.215 per common share, or $0.43 per ADS. The total amount of cash distributed in the dividend is expected to be approximately $10 million, which will be paid from the cash held by ATA Inc. As of March 31, 2011, ATA Inc. had $17.8 million cash. The dividend will be paid on or around August 1, 2011 to all shareholders of record as of the close of business on June 30, 2011. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.
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
A. Offering and Listing Details.
Price Range of Our ADSs
     Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2008 (from January 29, 2008)	$12.92	$8.02
Fiscal year ended March 31, 2009	$17.45	$2.75
Fiscal year ended March 31, 2010	$12.2	$2.92
Fiscal year ended March 31, 2011	$8.10	$2.80
Quarterly Highs and Lows:
Quarter ended June 30, 2009	$12.2	$3.94
Quarter ended September 30, 2009	$9.65	$5.61
Quarter ended December 31, 2009	$6.19	$4.12
Quarter ended March 31, 2010	$4.75	$2.92
Quarter ended June 30, 2010	$4.06	$3.00
Quarter ended September 30, 2010	$3.10	$2.80
Quarter ended December 31, 2010	$4.01	$2.96
Quarter ended March 31, 2011	$8.10	$3.70
Monthly Highs and Lows:
December 2010	$4.01	$3.65
January 2011	$4.23	$3.70
February 2011	$8.00	$4.05
March 2011	$8.10	$7.61
April 2011	$8.18	$7.00
May 2011	$13.36	$8.00
June 2011 (through June 10, 2011)	$12.62	$10.63
On June 10, 2011, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$10.63 per ADS.
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

C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” , Item 5, “Operating and Financial Review and Prospects” Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.
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
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.4801 Renminbi per U.S. dollar on June 10, 2011.
     Dividend Distributions
     We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2011, our Chinese subsidiaries allocated RMB7.2 million ($1.1 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.
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
Passive Foreign Investment Company
     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2011, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.
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
     The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.4801 Renminbi per U.S. dollar on June 10, 2011.
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
     ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB5.8 million ($0.9 million) which we recognized as a component of comprehensive loss as of March 31, 2011. If the Renminbi against U.S. dollar as of March 31, 2011 had further appreciated by 10% from 6.5564 to 5.9604 as of March 31, 2011, the translation loss would have increased by RMB 12.7 million ($1.9 million). Further, we recognized a net foreign currency exchange gain of RMB1.1 million ($0.2 million ) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2011 had further appreciated by 10% from 6.5564 to 5.9604 as of March 31, 2011, the foreign currency exchange gain would have increased by RMB 12.0 million ($1.8 million).
     Inflation
     China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 5.9%, -0.7% and 3.3 % in the years 2008, 2009 and 2010, respectively. In April 2011, China’s consumer price index was 5.3%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
Fees Payable by ADS Holders
     Citibank, N.A., the depositary of our ADR program, collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Such fees are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.
     In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
     An ADS holder is required to pay the following service fees to the depositary:

Service		Fees

•	Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100

Service		Fees

ADSs) issued

•	Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

•	Depositary services	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
     An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited Securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities. The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.
Fees and Other Payments Made by the Depositary to Us
As of March 31, 2011, we received from our depositary a reimbursement of US$817,308 for professional expenses incurred in connection with the advancement of our ADR and investor relations programs.

PART II.

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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2011 based on the criteria established in this Internal Control-Integrated Framework .
     KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2011, as stated in their report which is included below.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA Inc.:
We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.
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
In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2011, and our report dated June 15, 2011 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Hong Kong, China
June 15, 2011

Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEE AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal accountant, for the periods indicated.

	Fiscal Year Ended March 31,
	2010	2011	2011
	RMB	RMB	US$
Audit fees (1)	5,012,215	4,376,850	668,395
Audit-related fees (2)	1,691,580	1,275,452	194,776
Tax fees (3)	60,000	324,211	49,511

(1)	“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in fiscal years 2010 and 2011 involve principally the agreed-upon procedures in connection with our quarterly financial information.

(3)	“Tax fees” means the aggregate fees billed or payable for services rendered by our principal accountant for tax compliance and tax advice.
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
     On February 12, 2010, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2011. However, there were no repurchases during the fiscal year ended March 31, 2011.

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
     As a foreign private issuer with shares listed on the Nasdaq Global Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:
•	Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq listed company to have an audit committee composed of at least three independent members. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time.

•	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.

•	Nasdaq Stock Market Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for establishment or material amendments to equity compensation plans. Neither the 2005 Plan nor the 2008 Plan require shareholder approval for material amendments to the plan or awards granted under the plan, including without limitation increasing the number of share awards that may be issued under the plan or the repricing of outstanding options.

PART III.

ITEM 17.	FINANCIAL STATEMENTS
     Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS
     Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS
Index to Exhibits

Exhibit
Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	Shareholders Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated

Exhibit
Number	Description

July 7, 2009**

4.8	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang, Jianguo Wang and ATA Online (Beijing) Education Technology Limited, dated October 27, 2006.*

4.9	Framework Agreement for Option Right Exercise among ATA Testing Authority (Holdings) Limited, Lin Wang, Jianguo Wang, ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.10	Option Exercise Notice between ATA Testing Authority (Holdings) Limited and Jianguo Wang, dated February 12, 2007.*

4.11	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang and ATA Online (Beijing) Education Technology Limited, dated February 12, 2007.*

4.12	Equity Pledge Agreement among Xiaofeng Ma, Lin Wang and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.13	Extended Control Agreement among Xiaofeng Ma, Lin Wang, ATA Online (Beijing) Education Technology Limited, ATA Learning (Beijing) Inc., and ATA Testing Authority (Holdings) Limited, amending the Technical Support Agreement (Exhibit 4.5), the Strategic Consulting Service Agreement (Exhibit 4.6), the Call Option and Cooperation Agreement (Exhibit 4.12), and the Equity Pledge Agreement (4.13), dated July 7, 2009. **

4.14	Testing Service Agreement between ATA Testing Authority (Beijing) Limited and Securities Association of China, dated September 27, 2006.***

4.15	Service Agreement for 2011 Securities Practitioner Qualification Exams between ATA Testing Authority (Beijing) Limited and Securities Association of China, date June 8, 2011.

8.1	List of Subsidiaries.***

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG.

23.2	Consent of Jones Lang LaSalle Sallmanns Limited

23.3	Consent of Jincheng Tongda & Neal Law Firm

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.

**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on September 15, 2009.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on July 7, 2010.

†	Confidential treatment has been requested for portions of this exhibit.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-148641) filed with the Securities and Exchange Commission with respect to American depositary shares representing our common shares.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA INC.
/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

     Date: June 15, 2011

S-1

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
ATA Inc.:
We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 15, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
June 15, 2011

ATA INC.
Consolidated Balance Sheets

		March 31,
	Note	2010	2011	2011
		RMB	RMB	USD
ASSETS
Current assets:
Cash		213,874,252	268,058,194	40,935,540
Accounts receivable, net	(4)	82,900,060	47,051,596	7,185,315
Inventories		2,115,220	344,909	52,671
Prepaid expenses and other current assets	(5)	10,184,165	10,036,345	1,532,664

Total current assets		309,073,697	325,491,044	49,706,190

Property and equipment, net	(6)	70,328,064	63,040,178	9,626,953
Goodwill		23,422,850	23,422,850	3,576,936
Intangible assets, net	(7)	23,206,591	20,356,104	3,108,609
Other assets		2,471,898	3,136,860	479,034

Total assets		428,503,100	435,447,036	66,497,722

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	(8)	52,385,674	48,346,969	7,383,133
Deferred revenues	(9)	25,837,229	19,100,619	2,916,882

Total current liabilities		78,222,903	67,447,588	10,300,015

Deferred revenues	(9)	4,673,805	3,823,601	583,907
Deferred income tax liabilities	(11)	131,524	112,847	17,233

Total liabilities		83,028,232	71,384,036	10,901,155

Shareholders’ equity:
Common shares:
Par value: USD0.01
Authorized: 500,000,000 shares
Issued and outstanding: 44,441,762 and 44,596,416 shares as of March 31, 2010 and 2011, respectively	(13)	3,418,709	3,428,840	523,623
Receivable from shareholders	(12)	—	(1,035,796)	(158,178)
Additional paid-in capital	(13)	485,907,507	491,585,143	75,070,651
Accumulated other comprehensive loss		(16,399,334)	(22,217,189)	(3,392,818)
Accumulated deficit		(127,452,014)	(107,697,998)	(16,446,711)

Total shareholders’ equity		345,474,868	364,063,000	55,596,567

Commitments and contingencies	(15)
Total liabilities and shareholders’ equity		428,503,100	435,447,036	66,497,722

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Operations

		Year Ended March 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	USD
Net revenues	(10)
Product		16,070,049	2,811,626	478,468	73,068
Service		201,475,254	242,219,917	303,425,343	46,336,506

Total net revenues		217,545,303	245,031,543	303,903,811	46,409,574
Cost of revenues		92,608,631	129,535,003	149,216,172	22,787,009

Gross profit		124,936,672	115,496,540	154,687,639	23,622,565
Operating expenses:
Research and development		16,240,618	22,708,310	22,756,340	3,475,152
Sales and marketing		24,921,910	38,951,021	54,382,019	8,304,754
General and administrative		47,554,682	56,839,498	54,421,441	8,310,774
Provision for doubtful accounts		9,831,940	27,052,862	2,235,627	341,406

Total operating expenses		98,549,150	145,551,691	133,795,427	20,432,086

Income (loss) from operations		26,387,522	(30,055,151)	20,892,212	3,190,479
Interest income		395,108	731,181	1,035,607	158,149
Subsidy income		2,000,000	—	—	—

Foreign currency exchange gains (losses), net		665,558	(283,875)	1,138,484	173,859

Earnings (loss) before income taxes		29,448,188	(29,607,845)	23,066,303	3,522,487
Income tax expense	(11)	6,637,973	5,742,146	3,312,287	505,824

Net income (loss)		22,810,215	(35,349,991)	19,754,016	3,016,663

Basic earnings (loss) per common share	(16)	0.50	(0.79)	0.44	0.07

Diluted earnings (loss) per common share	(16)	0.49	(0.79)	0.44	0.07

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

						Accumulated
	Common shares			Receivable	Additional	other		Total
	Number		Treasury	from	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive	Comprehensive
	of	Amount	shares	shareholders	capital	loss	deficit	equity	income (loss)	income (loss)
	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD

Balance as of March 31, 2008	47,210,232	3,656,210	(16,106,940)	—	498,374,024	(7,933,512)	(114,912,238)	363,077,544
Retirement of treasury shares (Note 13)	(3,579,327)	(295,799)	16,106,940	—	(15,811,141)	—	—	—
Share-based compensation (Note 12)	—	—	—	—	5,242,549	—	—	5,242,549
Share-based compensation for share options modified (Note 12)	—	—	—	—	354,980	—	—	354,980
Repurchase of common shares (Note 13)	—	—	(10,126,861)	—	—	—	—	(10,126,861)
Exercise of common share option and warrant and issuance of common shares (Note 13)	2,044,609	143,208	—	(5,226,173)	11,836,255	—	—	6,753,290
Modification of warrant grant to JDX sellers (Note 3)	—	—	—	—	353,401		—	353,401
Net income	—	—	—	—	—	—	22,810,215	22,810,215	22,810,215
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(8,224,334)	—	(8,224,334)	(8,224,334)
Comprehensive income									14,585,881

Balance as of March 31, 2009	45,675,514	3,503,619	(10,126,861)	(5,226,173)	500,350,068	(16,157,846)	(92,102,023)	380,240,784
Share-based compensation (Note 12)	—	—	—	—	4,424,538	—	—	4,424,538
Share-based compensation for share options modified (Note 12)					869,859			869,859
Share-based compensation for shares transferred from a principal shareholder to an officer (Note 12)					2,201,321			2,201,321
Repurchase of common shares (Note 13)	—	—	(11,896,328)	—	—	—	—	(11,896,328)
Repayment from shareholders (Note 13)	—	—	—	5,226,173	—	—	—	5,226,173
Retirement of treasury shares (Note 13)	(1,233,752)	(84,910)	22,023,189		(21,938,279)	—	—	—
Net loss	—	—	—	—	—	—	(35,349,991)	(35,349,991)	(35,349,991)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(241,488)	—	(241,488)	(241,488)
Comprehensive loss									(35,591,479)

Balance as of March 31, 2010	44,441,762	3,418,709	—	—	485,907,507	(16,399,334)	(127,452,014)	345,474,868
Share-based compensation (Note 12)	—	—	—	—	4,651,971	—	—	4,651,971
Exercise of common share option and issuance of common shares (Note 13)	154,654	10,131	—	(1,035,796)	1,025,665	—	—	—
Net income	—	—	—	—	—	—	19,754,016	19,754,016	19,754,016
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(5,817,855)	—	(5,817,855)	(5,817,855)
Comprehensive income									13,936,161	2,128,211

Balance as of March 31, 2011	44,596,416	3,428,840	—	(1,035,796)	491,585,143	(22,217,189)	(107,697,998)	364,063,000

Balance as of March 31, 2011-USD		523,623	—	(158,178)	75,070,651	(3,392,818)	(16,446,711)	55,596,567

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows

	Year Ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	22,810,215	(35,349,991)	19,754,016	3,016,663

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized foreign currency exchange loss (gain)	(685,420)	89,294	(1,778,813)	(271,645)
Provision for doubtful accounts	9,831,940	27,052,862	2,235,626	341,406
Write-off of prepayments	—	5,478,250	—	—
Write-down of inventories	253,820	85,897	2,033,211	310,494
Depreciation and amortization	5,206,412	12,750,481	13,635,561	2,082,305
Loss from disposal of property and equipment	36,752	—	125,893	19,226
Share-based compensation	5,597,529	7,495,718	4,651,971	710,409
Deferred income tax benefit	(2,248,715)	(287,906)	(3,891,524)	(594,280)
Changes in operating assets and liabilities net of effect of an acquisition:
Accounts receivable	(13,408,126)	(38,876,128)	33,330,718	5,089,980
Income tax payable (receivable)	32,769	(3,789,803)	2,276,045	347,578
Inventories	410,886	86,143	(262,900)	(40,148)
Prepaid expenses and other current assets	(1,179,349)	1,200,882	1,149,849	175,595
Other assets	—	(326,147)	—	—
Accrued expenses and other payables	5,223,517	11,778,603	(3,856,480)	(588,928)
Deferred revenues	(344,078)	(15,353,375)	(7,304,694)	(1,115,510)

Net cash provided by (used in) operating activities	31,538,152	(27,965,220)	62,098,479	9,483,145

Cash flows from investing activities:
Cash paid for property and equipment	(34,687,939)	(59,357,111)	(3,875,495)	(591,832)
Payment for JDX acquisition	(365,434)	(2,305,553)	—	—

Net cash used in investing activities	(35,053,373)	(61,662,664)	(3,875,495)	(591,832)

Cash flows from financing activities:
Proceeds from issuance of common shares	1,031,575	—	—	—
Cash paid for initial public offering costs	(1,544,180)	—	—	—
Cash paid for repurchase of common shares	(10,126,861)	(11,896,328)	—	—
Collection of receivable from shareholders	—	5,226,173	—	—

Net cash used in financing activities	(10,639,466)	(6,670,155)	—	—

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(7,538,914)	(330,780)	(4,039,042)	(616,807)
Net increase(decrease) in cash	(21,693,601)	(96,628,819)	54,183,942	8,274,506
Cash at beginning of year	332,196,672	310,503,071	213,874,252	32,661,034

Cash at end of year	310,503,071	213,874,252	268,058,194	40,935,540

Supplemental disclosures of cash flow information :
Net cash paid for income tax	8,853,919	9,819,855	4,927,766	752,526
Non-cash investing and financing activities:
Acquisition purchase price payable	2,305,553	—	—	—
Acquisition of property and equipment included in accounts payable	1,028,600	574,892	322,477	49,246
Deposit included in other assets applied to the acquisition of property and equipment		400,000	—	—
Exercise of warrants in exchange for the purchase price consideration	4,660,677	—	—	—
Exercise of share options paid by employee loan	5,226,173	—	—	—
Warrant issued for acquisition	353,401	—	—	—
Receivable from shareholders for exercise of common share options	—	—	1,035,796	158,178
See accompanying notes to consolidated financial statements.

ATA INC.
Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS
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
Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Country risk

The Group is subject to special considerations and risks associated with the PRC. These include risks associated with, among others, the political, economic, legal and social environment in the PRC, including the relative difficulty of protecting and enforcing intellectual property rights in the PRC. The interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and results of operations. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for almost three decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. Any change in PRC government policies and regulations affecting the education and testing service industry may have a negative impact on the Group’s operating results and financial condition.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
Revenue concentration

For the years ended March 31, 2009, 2010 and 2011, RMB157.3 million, RMB157.0 million and RMB209.3 million, representing 72.3%, 64.1% and 68.9% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	%

Securities Association of China	56,948,972	26.2%	82,242,555	33.6%	115,742,065	38.1%
China Banking Association	53,889,864	24.8%	49,453,256	20.2%	51,681,348	17.0%
Accounts receivable from customers, net, that individually exceeded 10% of the Group’s accounts receivable are as follows:

	March 31,
	2010		2011
	RMB	%	RMB	%
Securities Association of China	53,598,003	64.7%	27,068,913	57.5%
Concentration of cash balances held at financial institutions

Cash balances include deposits in:

	March 31,
	2010	2011
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	52,674,929	151,227,768
— Denominated in United Stated Dollars (“USD”)	32,207,082	—

Total cash balances held at mainland PRC financial institutions	84,882,011	151,227,768

Financial institutions in HKSAR of the PRC
— Denominated in RMB	—	112,427,149
— Denominated in Hong Kong Dollar	812,940	13,799
— Denominated in USD	128,172,711	4,377,746

Total cash balances held at HKSAR financial institutions	128,985,651	116,818,694

Total cash balances held at financial institutions	213,867,662	268,046,462

Management believes these financial institutions have high credit ratings. Cash denominated in currencies other than functional currency is subject to foreign currency risk due to the appreciation or depreciation of the RMB under the current exchange rate regime in the PRC and Hong Kong Special Administrative Region (“HKSAR”).

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE which the Group is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)	Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments, the fair values of the net assets and liabilities acquired in a business combination, the collectibility of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets and goodwill, realizable value of inventories and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual license. Actual results could differ from those estimates.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(d)	Foreign currency translation and risks
The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company and ATA BVI’s functional currency is the USD. The functional currency of the Company’s PRC subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of operations in the line item “Foreign currency exchange gains (losses), net.”

Assets and liabilities of the Company and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

For the convenience of the readers, the 2011 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.5483, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2011. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2011.

(e)	Commitments and contingencies
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(f)	Fair value measurements
The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.
The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2010 and 2011.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(g)	Revenue recognition
The Group’s revenues are principally derived from the provision of testing services, test-based educational services and test preparation solutions. The Group recognizes revenues when all of the following have occurred:
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

Fees for testing services are recognized upon the completion of the exam by the test taker since the Group has no significant future involvement after the completion of the examination. Fees received in advance of test delivery are recorded as deferred revenue.

ii)	Test-based educational services

Fees from educational institutions for degree major course programs are recognized, when collectibility is reasonably assured, on a straight-line basis over the contractual period , which typically starts in the month of September and ends in the month of June or August of the following year, or 10 to 12 months.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
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
a)	Online test preparation and training service fees

The Group sells online training to end users directly or through distributors on a consignment basis. The online training entitles end users to access online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from activation.

Online training revenue is recognized on a straight-line basis over the service period commencing at the point of time the online training is activated. If the online training sold to end users is not activated before the expiration date, related online service revenue is recognized on the expiration date. For online training granted with fixed online hours, the Group compares the revenue recognized to the actual completion status, and makes any revenue adjustments to reflect the actual completion status.

The Group is not contractually obligated to accept, nor has the Group historically accepted, returns from end users.

b)	Training software products

Training software product sales are recognized upon delivery and when collectibility is reasonably assured.

Pursuant to the laws and regulations of the PRC, ATA Testing is entitled to a refund of VAT on certain software sales. The refund relates directly to sales, accordingly the Company recognizes the VAT refund at the time the corresponding product is sold. VAT refunds included in revenue for the years ended March 31, 2009, 2010 and 2011 were RMB2,195,116, RMB 10,769, and RMB nil respectively.
iv)	Other revenue
a)	Licensing fees from authorized test centers

The Group receives a fixed fee for a perpetual license or an initial fee plus continuing annual fees for renewable annual licenses that provide authorized test centers the right to use the Group’s brand name and E-testing platform.

The Group is obligated to provide ongoing technical support and unspecific system upgrades; and to provide training to authorized test centers’ staff. Initial fees for renewable annual license and fixed fees for perpetual licenses are recognized on a straight-line basis over the expected licensing period of 10 years, which is the period the Group is expected to have continuing involvement with the authorized test centers. Management estimates the expected licensing period based on its historical retention experience, factoring in the expected level of future competition, the risk of technological obsolescence, technological innovation, and the expected changes in the education training environment.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
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
Cost of revenues consists primarily of cost of test monitoring, royalty fees for IT vendors and test sponsor licensing arrangements, cost of inventories, payroll compensation, technical support, and other related costs, which are directly attributable to the rendering of services and delivery of goods.

The test monitoring costs are recognized upon completion of examinations primarily based on actual number of test takers. Royalty fees are recognized as cost of revenues based on actual usage according to contract provisions. During the years ended March 31, 2009, 2010 and 2011, test monitoring costs of RMB45,164,785, RMB 63,919,228 and RMB 85,375,463 respectively, and royalty fees for IT vendors and test sponsor licensing arrangements of RMB13,530,229, RMB 21,882,555 and RMB 17,561,272 respectively, were charged to the consolidated statements of operations as cost of revenues.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
ii)	Software developed for sale

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

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of operations.

(k)	Share-based payments
The Group measures the cost of employee share options or similar equity instruments based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification of the terms and conditions of an award of equity instruments, the Company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(l)	Cash
Cash consists of cash on hand and cash in banks. None of the Group’s cash is restricted from withdrawal.

(m)	Accounts receivable
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
Inventories include textbooks, exam papers and low value consumables. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to of RMB253,820, RMB85,897 and RMB 2,033,211 for the years ended March 31, 2009, 2010 and 2011, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

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
Notes to the Consolidated Financial Statements (Continued)

(p)	Intangible assets
Intangible assets acquired are initially recognized and measured at fair value and are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. The Company has no intangible assets with indefinite useful lives.

(q)	Impairment of long-lived assets, excluding goodwill
Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment of long-lived assets was recognized for any of the periods presented.

(r)	Goodwill
Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at March 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for any of the periods presented.

(s)	Employee benefit plans
As stipulated by the regulations of the PRC, the Company’s PRC subsidiaries are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. The contributions to these plans are based on certain percentages of the employee’s standard salary base as determined by the local Social Security Bureau. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. During the years ended March 31, 2009, 2010 and 2011, the Group contributed RMB 6,934,683, RMB 11,268,891 and RMB 12,773,440, respectively, to these plans.

(t)	Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights in undistributed earnings. The Company’s nonvested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to cash dividends.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of common shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Common equivalent shares in the diluted earnings (loss) per share computation are excluded to the effect that they would be anti-dilutive. In calculating the diluted earnings (loss) per share, the undistributed earnings are not reallocated to the participating securities and the common and dilutive common equivalent shares.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(u)	Segment reporting
The Group has one operating segment, testing and training services. Substantially all of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(v)	Variable Interest Entity
PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having direct foreign ownership of entities engaged in providing such services. ATA Online provides ICP online test preparation services in the PRC. Although the Company has no legal ownership interest in ATA Online, through a series of contractual agreements, including loan agreements, a call option and cooperation agreement and an equity pledge agreement among ATA BVI, ATA Online and ATA Online’s equity owners, ATA BVI is able to (i) direct the activities of ATA Online that most significantly impact its economic performance; and (ii) absorb losses and receive benefits from ATA Online that could potentially be significant to it. As a result, ATA BVI is considered to be the primary beneficiary of ATA Online and the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements.

The Company’s consolidated assets do not include any collateral for the obligations of ATA Online. The carrying amount of the total assets of ATA Online as of March 31, 2011 was RMB 19,585,654, none of which has been pledged or collateralized. The amount of the net assets of ATA Online as of March 31, 2011 was RMB 5,618,934. Creditors of ATA Online have no recourse of the general credit of the Company.

(w)	Recently issued accounting standards
In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 in the year ended March 31, 2012 to have a material impact on its consolidated financial statements.

(x)	Reclassification
Certain items in the prior years’ consolidated statements of cash flows have been reclassified to conform to this year's presentation. These reclassifications had no effect on net cash provided by (used in) operating activities, net cash used in investing activities or net cash used in financing activities.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

The purchase consideration of RMB10 million was settled by (i) cash payments of RMB2,300,000, RMB733,770 and RMB2,305,553 during the year ended March 31, 2008, 2009 and 2010, respectively, and (ii) reduction of a RMB4,660,677 receivable due from the selling shareholders related to the exercise of the warrant described below.

In conjunction with the acquisition agreements, the Company also issued warrants to purchase 126,803 of the Company’s common shares to certain selling shareholders. The exercise price of the warrants was USD5.25 per share or USD 665,716 (RMB4,660,677) in aggregate. The warrants were exercisable upon the closing of the transaction and expired on January 13, 2008. On October 15, 2007, the issuance date, the fair value of the warrants was RMB838,707, based on an independent valuation by Jones Lang LaSalle Sallmanns Limited using the Binomial option pricing model. The fair value of the warrants was recorded as a deposit for the acquisition with a corresponding credit to additional paid-in capital in the consolidated balance sheets.

On January 5, 2008, the expiration date of the warrants was extended to April 30, 2008 and on April 24, 2008, the expiration date was further extended to June 30, 2008. The extention of the expiration dates were modifications to the original terms of the warrants. On May 10, 2008, the warrants were exercised prior to the consummation of the acquisition that resulted in a further modification to the original term of the warrants. The common shares were delivered in February 2009 when the acquisition was consummated as described below. As a result of these changes to the original terms of the warrants, the fair value of the warrants was re-measured, based on an independent valuation by Jones Lang LaSalle Sallmanns Limited, to RMB 278,744 and RMB632,145 in 2008 and 2009, respectively.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
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
The aggregate purchase price was RMB10,726,227, which includes the above-mentioned fair value of the warrants of RMB 632,145 and legal fees of RMB94,082.
The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

RMB
Current assets	1,750,372
Property and equipment	677,552
Intangible assets	2,100,000
Goodwill	16,542,727

Total assets acquired	21,070,651

Current liabilities assumed	(10,344,424)

Net assets acquired	10,726,227

The acquired intangible assets consisted of RMB800,000 assigned to testing service technology with a three-year useful life and RMB1,300,000 assigned to customer relationships with a twelve-year useful life. The excess of the purchase price over the net tangible assets and identifiable intangible assets acquired was recorded as goodwill. Goodwill represents the benefits that the acquired business are expected to bring to the Company in the future by securing technology in computer-based testing and expanding the Company’s customer base. Goodwill is allocated to the enterprise level. Goodwill is not tax deductible under the local tax law.

No pro forma results of operations information has been provided because the total consideration paid for the acquisition of the acquiree and the total assets of the acquiree are immaterial to the total assets of the Company.

(4)	ACCOUNTS RECEIVABLE, NET
Accounts receivable, net is summarized as follows:

	March 31,
	2010	2011
	RMB	RMB
Accounts receivable	112,834,572	74,989,794
Less: Allowance for doubtful accounts	(29,934,512)	(27,938,198)

Accounts receivable, net	82,900,060	47,051,596

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The Group’s accounts receivable includes amounts earned and recognized under contractual terms but not yet billed (unbilled receivables). Management expects that substantially all unbilled receivables will be billed and collected within twelve months at each balance sheet date. Historically, the Group has been able to collect substantially all unbilled accounts receivable due under the contract terms without making material concessions on payments.

As of March 31, 2010 and 2011, accounts receivable included amounts of RMB 1,473,402 and RMB nil respectively that the Group has the right to bill according to the contract terms but related revenue was not recognized.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	623,993	3,198,960	29,934,512
Additions charged to bad debt expense	6,531,940	27,052,862	2,235,627
Write-off of accounts receivable	(3,956,973)	(317,310)	(4,231,941)

Ending allowance for doubtful accounts	3,198,960	29,934,512	27,938,198

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(5)	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	March 31,
	2010	2011
	RMB	RMB
Prepaid business tax	721,188	481,688
Income tax receivable	2,205,855	—
Deferred income tax assets	2,286,438	5,494,322
Advances to employees	992,387	1,417,299
Other current assets	3,978,297	2,643,036

Total prepaid expenses and other current assets	10,184,165	10,036,345

For the year ended March 31, 2010, the Company wrote off a prepaid royalty fee for licensing certain test content from a vendor of RMB 5,478,250 as a result of the Company’s assessment of the historical and future usage and the market demand of the test content, as well as the possibility to cross-utilize the prepayment to the royalty fee payable for other test contents from the vendor. The amount was included in the consolidated statements of operations in the line item “cost of revenues”.

In connection with the licensing agreement with this vendor, in the fiscal year ended March 31, 2011 the Company has also recognized a write-down of inventory of RMB2.0 million (see note 2(n)) and accrued an estimated liability of RMB2.0 million in connection with a compliance audit; see note (15).

(6)	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:

	March 31,
	2010	2011
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	18,625,039	20,252,736
Furniture, fixtures and office equipment	493,142	532,624
Software	11,235,019	11,976,549
Motor vehicles	1,926,368	1,935,402
Leasehold improvements	7,342,114	8,062,114

	92,670,895	95,808,638
Less: accumulated depreciation and amortization	(22,342,831)	(32,768,460)

Property and equipment, net	70,328,064	63,040,178

Total depreciation expenses for the year ended March 31, 2009, 2010 and 2011 were, RMB 4,973,967, RMB 9,962,811, and RMB 10,785,073, respectively.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(7)	INTANGIBLE ASSETS, NET
The following table summarizes the Company’s intangible assets, all of which were acquired during the year ended March 31, 2009, as of March 31, 2010 and 2011.

	March 31, 2011
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(5,089,214)	19,037,492	10
Testing service technology	800,000	(555,556)	244,444	3
Customer relationships	1,300,000	(225,832)	1,074,168	12

Total intangible assets	26,226,706	(5,870,602)	20,356,104

	March 31, 2010
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(2,613,726)	21,512,980	10
Testing service technology	800,000	(288,890)	511,110	3
Customer relationships	1,300,000	(117,499)	1,182,501	12

Total intangible assets	26,226,706	(3,020,115)	23,206,591

ETS TOEIC license represents the amounts paid to Educational Testing Service (“ETS”) under a master distributor agreement for the exclusive right to market, distribute administer and sell the Test of English for International Communication (“TOEIC”) in mainland PRC for ten years commencing from March 2009.
Amortization expenses for intangible assets were RMB 232,445, RMB 2,787,670 and RMB 2,850,487 for the year ended March 31, 2009, 2010 and 2011, respectively. Estimated amortization expense for the next five years is: RMB 2,765,448, RMB 2,521,004, RMB 2,521,004, RMB 2,521,004 and RMB 2,521,004 in the year ended March 31, 2012, 2013, 2014, 2015 and 2016, respectively.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(8)	ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the following:

	March 31,
	2010	2011
	RMB	RMB
Business and other taxes payable	9,202,613	5,294,775
Accrued payroll and welfare	8,930,120	8,518,040
Accrued test monitoring fees	7,582,243	7,420,546
Accrued discounts to customers	3,376,050	2,077,500
Accrued certificates costs	1,385,000	3,992,682
Payable for test center commission	1,955,400	1,955,400
Royalty fees payable	7,237,781	5,998,771
Income taxes payable	—	70,190
Accrued professional service expenses	993,536	3,904,802
Accrued marketing fees	976,853	776,859
Payable for purchase of property and equipment	574,892	322,477
Other current liabilities	10,171,186	8,014,927

Total accrued expenses and other payables	52,385,674	48,346,969

Other current liabilities as of March 31, 2010 and 2011 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses.

(9)	DEFERRED REVENUES
Deferred revenues consist of the following:

	March 31,
	2010	2011
	RMB	RMB
Testing services	4,001,763	4,743,451
Test-based education services	18,487,739	10,289,540
Test preparation and training solutions	1,016,990	2,108,561
Other revenue — licensing fees from authorized test centers centers	6,664,178	5,255,089
Other revenue — others	340,364	527,579

Total deferred revenues	30,511,034	22,924,220

Representing:
Current deferred revenues	25,837,229	19,100,619
Non-current deferred revenues	4,673,805	3,823,601

Total deferred revenues	30,511,034	22,924,220

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(10)	NET REVENUES
The components of net revenues for the years ended March 31, 2009, 2010 and 2011 are as follows:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Testing services	137,046,628	187,158,128	243,103,305
Test-based educational services	42,545,536	31,786,398	25,727,038
Test preparation and training solutions	25,071,400	11,149,124	15,426,587
Other revenue	12,881,739	14,937,893	19,646,881

Total revenues, net	217,545,303	245,031,543	303,903,811

Product sales are included in test preparation and training solutions revenue and other revenue. Other revenue primarily includes licensing fees from authorized test centers, test development services, test certificate services, and test administration software product sales.

(11)	INCOME TAXES
Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (“new EIT Law”) which statutory income tax rate is 25% effective from January 1, 2008. According to the new EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%.

The Company’s PRC entities are subject to income tax at 25%, unless otherwise specified.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% for calendar years from 2008 to 2010. The income tax rate from January 1, 2011 is 25%.

In December 2009, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities that they qualified as HNTE. The certificates entitled ATA Learning, ATA Online and Beijing JDX to the preferential income tax rate of 15% for calendar years from 2009 to 2011. ATA Learning, ATA Online and Beijing JDX are subject to income tax at 25% from calendar year 2012 onwards unless they can requalify as HNTE.

The new EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2011, the Company has not provided for income taxes on earnings of RMB 46,070,972 generated by its PRC consolidated entities since January 1, 2008 as the Company plans to reinvest these earnings indefinitely in the PRC. As of March 31, 2011, the unrecognized deferred income tax liability related to these earnings was RMB 4,607,097.

The earnings (loss) before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(16,104,769)	(20,124,920)	(11,433,911)
PRC	45,552,957	(9,482,925)	34,500,214

Earnings (loss) before income taxes	29,448,188	(29,607,845)	23,066,303

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
PRC
Current	8,886,688	6,030,052	7,203,811
Deferred	(2,248,715)	(287,906)	(3,891,524)

Total income tax expense	6,637,973	5,742,146	3,312,287

The actual income tax expense reported in the consolidated statements of operations differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2009, 2010 and 2011 to earnings (loss) before income taxes due to the following:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Computed “expected” income tax expense (benefit)	7,362,047	(7,401,961)	5,766,576
Increase (decrease) in valuation allowance	66,008	3,717,333	(1,379,408)
Preferential income tax rate	(4,610,609)	(4,171,783)	(4,486,178)
Entities not subject to income tax	1,995,160	2,907,301	1,695,485
Non-deductible expenses
Entertainment	350,774	675,360	1,308,601
Share-based compensation	1,399,382	1,873,929	1,162,993
Advertising	—	397,341	—
Bad debt loss	1,754,545	6,478,275	—
Tax exempt income	(538,466)	(1,790)	—
Changes in tax rates	457,095	1,227,604	—
Tax rate differential	—	—	(1,503,124)
Research and development super deduction	(1,519,273)	—	—
Prior year tax return true up			450,139
Other	(78,690)	40,537	297,203

Actual income tax expense	6,637,973	5,742,146	3,312,287

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2010	2011
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	4,315,688	3,753,133
Property and equipment, net	1,067,456	1,745,019
Allowance for doubtful accounts	603,212	802,700
Write-down of inventories	—	599,145
Accrued expenses and other payables	2,652,397	4,197,747

Total gross deferred income tax assets	8,638,753	11,097,744
Less: valuation allowance	(5,072,720)	(3,693,312)

Net deferred income tax assets	3,566,033	7,404,432

Deferred income tax liabilities:
Intangible assets acquired in JDX acquisition:
Testing service technology	78,889	41,111
Customer relationships	275,799	260,452

Total gross deferred income tax liabilities	354,688	301,563

Net deferred income tax assets	3,211,345	7,102,869

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2010	2011
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	2,286,438	5,494,322
Non-current deferred income tax assets, included in other assets	1,056,431	1,721,394
Non-current deferred income tax liabilities	(131,524)	(112,847)

Net deferred income tax assets	3,211,345	7,102,869

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

As of March 31, 2010 and 2011, Beijing JDX, ATA Learning and ATA Online were in cumulative losses and, full valuation allowances were provided against their deferred income tax assets, after consideration of the reversal of existing deferred income tax liabilities.

As of March 31, 2011, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance of RMB 3,693,312. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2011 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2011, the Group has net tax loss carry forwards for PRC income tax purpose of RMB 15,012,531, of which RMB 764,879, RMB 2,333,475, RMB 1,588,715, RMB 2,857,457, and RMB 7,468,005, if unused, will be expired by calendar years 2012, 2013, 2014, 2015 and 2016.

For the years ended March 31, 2009, 2010 and 2011, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2006.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(12)	SHARE BASED COMPENSATION
Options granted to officers

In May 2003, the Company granted share options to two officer employees as a reward for their services. The options provided the officer employees to purchase 1,369,863 common shares of the Company at an exercise price of USD0.545 (RMB3.72) per share.

In April 2008, the employees exercised the options at a price of RMB 5,226,173, which was paid by a one-year non-interest bearing notes payable of RMB 5,226,173 to the Company, The payment of the exercise price through a loan resulted in a modification to the original terms of the options. Additional compensation expense of RMB 354,980 was recognized in the consolidated statement of operations for the year ended March 31, 2009. The notes payable were paid in April 2009.

Shares transferred from a principal shareholder to an officer

In March 2010, the Company’s CEO, who is also a principal shareholder, agreed to transfer 150,000 common shares of the Company to the newly appointed CFO. The shares were fully vested on the CFO’s employment date. Compensation expense of RMB 2,201,321, which was measured based on the fair value of the shares at the CFO’s employment date, was recognized in the consolidated statement of operations for the year ended March 31, 2010.

2005 Share incentive plan

In April 2005, the Company adopted a share incentive plan (the “2005 Plan”), pursuant to which the Company is authorized to issue options to officers, employees, directors and consultants of the Group to purchase up to 2,894,000 of its common shares. In October 2007, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the 2005 Plan to 3,310,300 shares. The 2005 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2005 Plan). As of March 31, 2011, 3,310,300 share options have been granted under the 2005 Plan.

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2011, 412,168 share options and 531,549 nonvested shares have been granted under the 2008 Plan.

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

For the graded vesting share options and nonvested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards.

In February 2010, the Company extended the exercise period of one employee’s vested share options. The modification resulted in additional compensation expense of RMB 869,859 being recognized in the consolidated statement of operations for the year ended March 31, 2010.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted	Weighted
		average	remaining	Aggregate intrinsic
	Number of	exercise	contractual	value
	shares	USD	Years	USD
Outstanding at March 31, 2008	4,539,663	2.317
Granted	86,668	4.779
Exercised	(1,369,863)	0.545
Forfeited	(21,000)	3.600
Expired	—	—

Outstanding at March 31, 2009	3,235,468	3.125
Granted	300,000	2.115
Exercised	—	—
Forfeited	(90,742)	3.517
Expired	(31,475)	3.600

Outstanding at March 31, 2010	3,413,251	2.978
Granted	—
Exercised	(43,884)	3.600
Forfeited	(225)	3.600
Expired	(106,492)	3.322
Outstanding at March 31, 2011	3,262,650	2.958	4.6	3,399,420

Vested and expected to vest at March 31, 2011	3,262,650	2.958	4.6	3,399,420

Exercisable as of March 31, 2011	3,016,815	3.009	4.1	2,843,945

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2011, was calculated based on the closing price of the Company’s common shares on March 31, 2011.

The total intrinsic value of options exercised in the years ended March 31, 2009, 2010 and 2011 are USD 6,550,680, USD nil and USD 10,175 respectively.

In March 2011, certain individuals exercised 43,884 share options with an exercise price of USD3.6 per share. The proceeds of USD157,982 (RMB1,035,796) were not received by the Company as of March 31, 2011 and a receivable from shareholders of RMB 1,035,796 was recorded in the shareholders’ equity. The Company received the proceeds in May 2011.

Information relating to options outstanding and exercisable as of March 31, 2011 is as follows:

Options outstanding as of March 31, 2011			Options exercisable as of March 31, 2011
Number of	Exercise Price	Remaining	Number	Exercise Price	Remaining
Shares	per Share	Contractual Life	of Shares	per Share	Contractual Life
	USD	Years		USD	Years
1,312,600	2.263	4.1	1,312,600	2.263	4.1
707,000	3.6	4.7	707,000	3.6	4.7
460,308	3.6	0.9	460,308	3.6	0.9
250,000	3.6	5.6	250,000	3.6	5.6
123,000	3.6	6.7	123,000	3.6	6.7
100,000	4.75	6.5	79,165	4.75	6.5
9,742	2.685	7.9	9,742	2.685	7.9
300,000	2.115	9.0	75,000	2.115	9.0

3,262,650	2.958	4.6	3,016,815	3.009	4.1

The weighted-average grant-date fair value of options granted during the years ended March 31, 2009, 2010 and 2011 was USD 2.748, USD 1.240 and USD nil per share, respectively. The Company calculated the fair value of the share options on the date of grant using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized as follows:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2009	2010	2011
Expected weighted average volatility	73%	67%	—
Expected dividends	—	—	—
Suboptimal exercise factor	2.0x	2.0x	—
Risk-free interest rate (per annum)	3.53%	3.89%	—
Estimated weighted average fair value at grant date of underlying common shares (per share)	USD4.79	USD2.15	—
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

Compensation expense for share options is allocated to the following expense items:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	125,494	85,478	568
Research and development	271,753	125,032	1,450
Sales and marketing	1,054,751	100,714	6,897
General and administrative	3,785,636	1,547,184	1,636,369

Total share based compensation expenses	5,237,634	1,858,408	1,645,284

As of March 31, 2011, RMB 1,100,718 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.90 years.

Nonvested shares

A summary of the nonvested shares activities for the year ended March 31, 2009, 2010 and 2011 is presented below:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2008	—	—
Granted	274,000	1.995
Forfeited	(5,000)	1.995

Outstanding at March 31, 2009	269,000	1.995

Granted	237,549	3.714
Vested	(65,750)	1.995
Forfeited	(9,750)	1.995

Outstanding at March 31, 2010	431,049	2.943

Granted	20,000	1.655
Vested	(120,121)	2.865
Forfeited	(24,928)	2.209

Outstanding at March 31, 2011	306,000	2.949

The total fair value of shares vested during the years ended March 31, 2009, 2010 and 2011, was USD nil, USD 114,076 and USD 219,615 respectively.

Compensation expense recognized for nonvested shares for the years ended March 31, 2009, 2010 and 2011 is allocated to the following expense items:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	49,912	226,767	140,900
Research and development	91,944	390,608	194,527
Sales and marketing	128,722	561,363	595,713
General and administrative	89,317	2,257,251	2,075,547

Total share based compensation expenses	359,895	3,435,989	3,006,687

As of March 31, 2011, RMB 2,550,777 of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 2.26 years.

(13)	COMMON SHARES

ATA INC.
Notes to the Consolidated Financial Statements (Continued)
In September 2008, the Company retired 3,579,320 treasury shares that was originally repurchased in 2005 for RMB 16,106,940. The excess of the repurchase price over the par value of the retired common shares (RMB295,799) of RMB 15,811,141, was charged to additional paid-in capital. In addition, the Company retired 7 common shares that were forfeited by shareholders when transferring their common shares in exchange of ADSs.

In April 2008, as described in note 12, two employees exercised their options to purchase 1,369,862 common shares at a total price of RMB 5,226,173, which was paid by one-year non-interest bearing notes payable of the same amount to the Company. The excess of the total exercise price over the par value of the common shares (RMB 95,895) of RMB 5,130,278, was recorded in additional paid-in capital. The notes receivable from the two employees of RMB 5,226,173 was recorded in shareholders’ equity as a contra-equity item and was repaid in April 2009.

In April and May 2008, warrants to purchase 547,944 common shares at an exercise price of USD 0.545 per share were exercised by the warrant holder. The excess of the total exercise price over the par value of the common shares (RMB 38,437) of RMB 2,054,176, was recorded in additional paid-in capital.

As described in note 3, the Company issued warrants to purchase 126,803 of its common shares to certain selling shareholders of the acquiree. During the year ended March 31, 2009, the selling shareholders exercised the warrant and purchased 126,803 common shares at a total exercise price of RMB 4,660,677. The excess of the total exercise price over the par value of the common shares (RMB 8,876) of RMB 4,651,801 was recorded in additional paid-in capital.

The Company’s board of directors approved a share repurchase program on November 13, 2008 to repurchase up to USD5 million worth of its outstanding ADSs from time to time in open-market transactions. On February 12, 2010, the Company’s board of director reviewed and approved to continue the share repurchase program through March 31, 2011. For the year ended March 31, 2009, 2010 and 2011, the Company repurchased 552,214, 681,538 and nil common shares at a repurchase price of RMB 10,126,861, RMB 11,896,328 and RMB nil, respectively. In March 2010, the Company retired 1,233,752 treasury shares that was repurchased during the year ended March 31, 2009 and 2010 for RMB 22,023,189. The excess of the repurchase price over the par value of the retired common shares (RMB 84,910) of RMB 21,938,279, was charged to additional paid-in capital.

(14)	STATUTORY RESERVES
In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2010 and 2011, the PRC consolidated entities had appropriated RMB 6,184,212 and RMB 7,160,263, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(15)	COMMITMENTS AND CONTINGENCIES
Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of three to five years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2011 are:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Minimum
Lease Amount
RMB
Year ended:
March 31, 2012	5,083,750
March 31, 2013	4,934,420
March 31, 2014	2,743,158
12,761,328
Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2009, 2010 and 2011 were RMB 5,067,740, RMB 5,485,788 and RMB 5,446,033 respectively.

Termination of a service agreement
The Group licensed certain courseware from a vendor under which the Group was obligated to make royalty payments based on the amount of courseware materials delivered. Further, the vendor has a right to perform compliance audit to verify the Group’s compliance with the terms of the agreement. Reasonable cost associated with the compliance audit will have to be borne by the Group if a material discrepancy is identified. The vendor commenced a compliance audit in March 2011. The compliance audit is not yet complete. The Company believes that the vendor may claim for material discrepancy as there may be differing interpretations of the relevant clauses in the agreement. The Company estimated that the maximum liability would be approximately RMB4 million. The actual amount of liability will be subject to the compliance audit result and any negotiation with the vendor. These are expected to be determined within a year. The Company made an accrual of RMB2.0 million for its best estimate of the probable liability as of March 31, 2011. Such accrual was calculated based on the expected time and cost required for the compliance audit, in consideration of an estimated percentage of the total cost that the Group will have to bear if a material discrepancy is identified. The amount was included in the consolidated balance sheets under “accrued expenses and other payables” and in the consolidated statements of operations under “general and administrative expense”.

(16)	EARNINGS (LOSS) PER SHARE
Basic and diluted earnings (loss) per common share are calculated as follows:

	Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
Net earnings (loss)	22,810,215	(35,349,991)	19,754,016
Net earnings attributable to participating	(67,412)	—	(162,360)
Net earnings (loss) attributable to common shareholders	22,742,803	(35,349,991)	19,591,656
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	45,376,008	44,789,512	44,469,182
Plus: Incremental shares issuable upon exercise of share options	1,020,557	—	—
Exercise of warrants	27,524	—	—
Denominator for diluted earnings (loss) per share	46,424,089	44,789,512	44,469,182
Basic earnings (loss) per common share	0.50	(0.79)	0.44
Diluted earnings (loss) per common share	0.49	(0.79)	0.44
The amount of net earnings attributable to common shareholders for the year ended March 31, 2009 as set out above has been adjusted to incorporate the effect of the net earnings attributable to participating securities. There was no impact on the disclosed amount of basic or diluted earnings per common share.

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended March 31, 2009, 2010 and 2011, because their effect is anti-dilutive:

	Year ended March 31,
	2009	2010	2011
Shares issuable under share options	186,668	3,413,251	3,262,650

(17)	SUBSEQUENT EVENT
On June 1, 2011, the Company announced that its Board of Directors has declared a special cash dividend of USD0.215 per common share, or USD0.43 per ADS. The total amount of cash distributed in the dividend is expected to be approximately USD10 million, which will be paid from the cash held by ATA Inc.