Form 20-F
period 2012-03-31
ATA Inc.
filed 2012-06-06
CIK 1420529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 45,962,376 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

Yes ☐  No ☒

i

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2010, 2011 and 2012 and audited consolidated balance sheets as of March 31, 2011 and 2012. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may, “ “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the fiscal years ended March 31, 2010, 2011 and 2012 (other than ADS data), and the selected consolidated balance sheet data as of March 31, 2011 and 2012, are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with these consolidated financial statements and related notes. Our selected consolidated statements of operations data for the years ended March 31, 2008 and 2009 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2008, 2009 and 2010 are derived from audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statements of Operations Data:
Net Revenues
Testing services	78,198	137,046	187,158	243,103	290,881	46,190
Test preparation and training solutions	36,908	25,071	11,149	15,427	26,996	4,287
Other (1)	56,982	55,428	46,725	45,374	34,208	5,432

Total net revenues	172,088	217,545	245,032	303,904	352,085	55,909
Gross profit	105,141	124,937	115,497	154,688	193,267	30,690
Total operating expenses	81,713	98,549	145,552	133,796	128,781	20,450
Income (loss) from operations	23,428	26,388	(30,055)	20,892	64,486	10,240

Foreign currency exchange gains (losses), net	(236)	665	(284)	1,138	3,633	577
Income tax expense	(7,321)	(6,638)	(5,742)	(3,312)	(14,339)	(2,277)
Net income (loss)	20,170	22,810	(35,350)	19,754	55,841	8,867

	For the Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Basic earnings (loss) per common share	0.79	0.50	(0.79)	0.44	1.22	0.19
Diluted earnings (loss) per common share	0.53	0.49	(0.79)	0.44	1.19	0.19
Basic earnings (loss) per ADS (2)	1.58	1.00	(1.58)	0.88	2.44	0.38
Diluted earnings (loss) per ADS (2)	1.06	0.98	(1.58)	0.88	2.38	0.38
Weighted average ordinary shares outstanding
Basic	25,442,650	45,376,008	44,789,512	44,469,182	44,713,418
Diluted	37,761,561	46,431,518	44,789,512	44,469,182	45,664,887

(1)           Includes net revenues from test-based educational services of RMB48,594,550, RMB42,545,536, RMB31,786,398, RMB25,727,038 and RMB12,614,294 in the fiscal year ended March 31, 2008, 2009, 2010, 2011 and 2012, respectively.

(2)           Each ADS represents two common shares.

	At March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Balance Sheet Data:
Cash	332,197	310,503	213,874	268,058	257,168	40,836
Accounts receivable, net	63,502	71,077	82,900	47,052	81,845	12,996
Total current assets	403,309	399,002	309,074	325,491	355,069	56,383
Total assets	436,634	471,245	428,503	435,447	460,720	73,159
Deferred revenues, current	36,708	40,238	25,837	19,101	27,333	4,340
Total current liabilities	66,530	85,189	78,223	67,448	91,066	14,461
Deferred revenues, non-current	7,026	5,626	4,674	3,824	3,100	492
Total liabilities	73,556	91,004	83,028	71,384	94,305	14,975
Accumulated deficit	(114,912)	(92,102)	(127,452)	(107,698)	(51,857)	(8,234)
Total shareholders’ equity	363,078	380,241	345,475	364,063	366,415	58,184

	For the Year Ended March 31,
	2008	2009	2010	2011	2012
Key Operating Data:
Number of tests delivered (1)	12,787,470	5,063,379	5,760,147	7,162,462	8,529,095

(1)                                 Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2008, 2009, 2010, 2011 and 2012 was 3,632,285, 5,063,379, 5,760,147, 6,907,158 and 8,026,639, respectively. We delivered 9,155,185 free tests in the fiscal year ended March 31, 2008 for the on-line nationwide accounting knowledge contest.

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

dollars in this annual report were made at a rate of RMB6.2975 to US$1.00, which was the noon buying rate in effect as of March 30, 2012. The noon buying rate on June 1, 2012 was RMB6.3692 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2008	7.4197	7.7345	7.0105	7.0120
Fiscal year ended March 31, 2009	6.8684	7.0185	6.7800	6.8329
Fiscal year ended March 31, 2010	6.8268	6.8319	6.8180	6.8258
Fiscal year ended March 31, 2011	6.5645	6.5743	6.5483	6.5483
Fiscal year ended March 31, 2012	6.3980	6.5477	6.2935	6.2975

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Most recent six months:
December 2011	6.3482	6.3733	6.2939	6.2939
January 2012	6.3119	6.3330	6.2940	6.3080
February 2012	6.2997	6.3120	6.2935	6.2935
March 2012	6.3125	6.3315	6.2975	6.2975
April 2012	6.3043	6.3150	6.2790	6.2790
May 2012	6.3242	6.3684	6.3052	6.3684
June 2012 (period through June 1)	6.3692	6.3692	6.3692	6.3692

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

Our two largest clients in the fiscal year ended March 31, 2012, the Securities Association of China, or SAC, and the China Banking Association, accounted for 37.3% and 10.5%, respectively, of our net revenues for that period. We provide computer-based testing services and online test preparation services to the SAC. We generated RMB110.3 million and RMB21.1 million from provision of computer-based testing services and online test preparation services, respectively, to the SAC in the fiscal year ended

March 31, 2012. In 2009, we participated in a bid to provide computer-based testing services for the SAC and won the right to service the SAC for a term of three years from 2010 to 2012. We enter into an annual contract with the SAC each year providing detailed terms of our engagement. We are currently delivering tests for the SAC under our 2012 contract, which was entered into in May 2012. Since December 2011 the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we have entered into a contract through March 2013 under which we will provide technical and services support during the assessment period. After March 2013, if the SAC decides not to recommence outsourcing the operation of its online training program, we expect to no longer provide such services to the SAC.

Our top five clients for the fiscal year ended March 31, 2012 accounted for 63.8% of our net revenues for the fiscal year ended March 31, 2012.

Due to our dependence on a limited number of clients, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:

•                  a reduction, delay or cancellation of contracts or product or service orders from one or more of our major clients;

•                  a decision by one or more of our major clients to award contracts or orders to one of our competitors; and

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

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we had RMB33.3 million in revenues in the quarter ended September 30, 2010 as compared to RMB135.9 million in revenues in the quarter ended December 31, 2010 primarily because our major test sponsors, the SAC, chose to hold tests during the third quarter instead of the second quarter for the fiscal year ended March 31, 2011.

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

•                  reluctance of the academic community to adopt computer-based learning materials and computer-based tests; and

A decline in the demand for computer-based testing services by test sponsors could negatively affect demand for our computer-based testing services and technologies. Even if demand for computer-based testing services continues to grow, this demand may not grow as quickly as we anticipate.

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

In order to increase our revenue sources, we have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, including our HR Select employee assessment solution, distribution and administration of the Test of English for International Communication, or TOEIC exam in China, all of which we launched in 2009. We generated RMB29.8 million, RMB54.5 million, and RMB88.0 million from the HR Select and TOEIC of business in 2010, 2011, and 2012, respectively. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks which we face expanding in this market include the following:

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

The success of our new service offerings going forward also depends on our ability to gain and maintain relevant business relationships, such as our relationship with Educational Testing Services, or ETS, in relation to our distribution and administration of TOEIC exams in China, and our relationship with Saville Consulting in relation to psychometric tests for our HR Select employee assessment solution. If our new service offerings are ultimately unsuccessful or do not grow as rapidly as we expect, our net revenues and profitability will be adversely affected.

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

We have derived a significant portion of our total net revenues from licensing and service fees from Chinese governmental agencies. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services. For example, in the fiscal year ended March 31, 2010, NTET sales decreased significantly relative to the previous fiscal years, due to a delay in the government’s implementation of the national NTET certification requirement and the associated cuts in relevant government budgets. We had no NTET sales in the fiscal years ended March 31, 2011 and 2012.

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

Due to the complexity of the technologies we have developed and use to create and deliver computer-based tests for our clients, there is a risk that technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our self-developed software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.

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

As of March 31, 2012, we had contractual relationships with 2,462 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.

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

Many governmental agencies and other public sector entities in China require the use of simple framework agreements for the procurement of products and services from us that lack many of the detailed aspects of our business arrangement. For example, the terms of service may lack the clarity we would normally have in our contracts with commercial enterprises, or contract terms protecting our intellectual property may not be as clear and detailed as we would normally have in our contracts with commercial enterprises. Moreover, it may not be feasible or practicable under current Chinese law for us to take legal action against our government and public sector clients to enforce our contractual rights. As a result, we may lack the same contractual or legal protections, or ability to enforce such protections, that we would normally have under the contracts we typically enter into with our other clients.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of March 31, 2012, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2012, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among ATA Testing Authority (Holdings) Limited, or ATA BVI, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. Upon such registration, we may enforce the pledge by foreclosing on the pledge equity interest to recover amounts due in the event of breach by ATA Online of the technical support agreement, strategic consulting service agreement or covenants under the equity pledge agreement. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In addition, the Notice on Establishing a Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, which was promulgated by MOFCOM and became effective on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. According to Industry list of Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, industries relating to our business, such as other storage, telecom and other information transfer services, may fall under the purview of the national security review rules.

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

The occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations.

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

Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on a series of contractual arrangements with ATA Online, in which we have no equity ownership interest, to conduct our online businesses. These contractual arrangements include loan agreements, technical support agreement, strategic consulting service agreement, call option and cooperation agreement, and equity pledge agreement.  They are intended to provide us with the power to direct the activities of ATA Online that most significantly impact ATA Online’s performance and allow us to obtain the economic benefits from ATA Online, but may not be as effective in providing control over ATA Online as equity ownership. For example, ATA Online and its shareholders could breach the terms of the contractual arrangements by, among other things, failing to operate our online businesses in an acceptable manner or taking other actions that are detrimental to our interests. As a protection against such risks, ATA Online and its shareholders are prohibited under the contractual arrangements from engaging in certain activities without our consent, including a prohibition on any transfer by ATA Online’s shareholders of their equity interest in ATA Online and a prohibition on ATA Online entering into similar technical support and strategic consulting agreements with third parties. In addition, we have the exclusive option to purchase or have our designee purchase each shareholder’s equity interest in ATA Online at any time so long as such purchase is in compliance with PRC laws. Due to restrictions under PRC law on foreign ownership of Internet-based businesses in China, we are not permitted to exercise the exclusive option to directly purchase ATA Online’s equity interests. There are no material restrictions under PRC law if we were to designate PRC citizens or non-foreign-invested PRC enterprises as our designees to purchase ATA Online’s equity interests or assets.

The shareholders of ATA Online have pledged their entire equity interest in ATA Online to ATA Learning to guarantee ATA Online’s and its shareholders’ performance of their obligations under the technical support agreement and the strategic consulting service agreement. However, pursuant to the Property Law of the PRC, a pledge must be registered with the competent local branch of the State Administration of Industry and Commerce after the execution of the relevant pledge agreement. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012. The enforceability of the equity pledge agreement is not subject to registration and is independent and separate from the enforceability of the equity pledges. Therefore, even without having registered the equity pledges, we could bring a claim for damages in case of any breach of ATA Online’s covenants under the equity pledge agreement.

Although we have significant protections under the contractual arrangements, if ATA Online or its shareholders fail to perform their obligations under the contractual arrangements, we may have to resort to litigation or other contract remedies to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation. For example, if the shareholders of ATA Online were to refuse to transfer their equity interest to us or our designated persons when we exercise the call option, we may have to take legal action to compel them to fulfill their contractual obligations. All of these contractual arrangements are governed by PRC or Hong Kong Law and provide for the resolution of disputes through binding arbitration in China. The legal framework and system in China is not as developed as other jurisdictions such as the United States. As a result, significant uncertainties relating to the enforcement of legal rights through arbitration, litigation and other legal proceedings remain in China, which could limit our ability to enforce the contractual arrangements and exert effective control over our consolidated affiliated entity. In addition, a PRC court may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy. If we are unable to enforce the contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing the contractual arrangements, our business and operations could be significantly disrupted, which could materially and adversely affect our results of operations and damage our reputation.

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

To comply with PRC laws and regulations relating to foreign ownership restrictions in the Internet content distribution businesses, we currently conduct our operations in China through contractual arrangements with ATA Online. As part of these arrangements, ATA Online holds certain of the assets that are important to the operation of our online test preparation business. We have not entered into any pledge agreements with respect to the underlying assets as collateral to secure the responsibilities of ATA Online. We have, however, entered into a call option and cooperation agreement under which our wholly owned subsidiary, ATA BVI, has an exclusive purchase option to acquire the entirety or any portion of ATA Online’s equity interest or the assets owned by ATA Online, exercisable at ATA BVI’s discretion. Nonetheless, if ATA Online goes bankrupt and all or part of its assets become subject to license or rights of third-party creditors, we may be unable to continue some or all of our online test preparation business operations, which could materially and adversely affect our business, financial condition and results of operations.

If ATA Online undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our online test preparation business. We can take part in the liquidation procedures as a general creditor pursuant to PRC law and to recover any outstanding liabilities owed by ATA Online to our wholly owned subsidiaries under the contractual arrangements. We could also enforce the pledges contained in the equity pledge agreement entered into with each of the shareholders of ATA Online against ATA Online’s shareholders and dispose the pledged equity to indemnify any losses under the technical support agreement and strategic consulting service agreement with priority over any unsecured creditors of ATA Online’s shareholders.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2012, our Chinese subsidiaries allocated RMB10.6 million ($1.7 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore is entitled to a preferential tax rate of 15% retroactively for calendar years 2011 to 2013. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. ATA Learning, ATA Online and Beijing JDX are currently in the process of renewing their HNTE certificates for another three years. Upon successful renewal, ATA Learning, ATA Online and Beijing JDX should be entitled to a preferential tax rate of 15% retroactively from January 1, 2012. In the event ATA Learning, ATA Online and Beijing JDX are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%.  Although we currently expect ATA Learning, ATA Online and Beijing JDX to continue to qualify as HNTE, we cannot assure you that ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

The discontinuation of any of our preferential tax treatments could materially increase our tax obligations and adversely affect our business, operating results and financial condition.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.

Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular, or Circular 82, issued by the State Administration of Taxation, or the SAT on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the New EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise. “ In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China.  However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign entities like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign entities like us are PRC resident enterprises, we do not currently consider our Company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

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

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested enterprise, or FIE, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a FIE may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specified otherwise in its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of FIEs under Circular 142. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been utilized. Violations of Circular 142 will result in severe penalties, including heavy fines. As a result, Circular 142 may limit our ability to convert net proceeds raised in subsequent offerings or financings by our overseas companies into Renminbi and use such net proceeds in investments or acquisitions of other companies, which may adversely affect our liquidity and our ability to fund and expand our business in China.

A failure by us to obtain the necessary government approvals or complete any required registrations for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under Chinese laws, which could adversely affect our business and prospects.

In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 states that Chinese residents must register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the Chinese residents. Notice 75 applies to our shareholders who are Chinese residents and also applies to our offshore acquisitions. On May 29, 2007, SAFE issued the Notice of Operation Guidance for Notice 75, or Notice 106, according to which Chinese resident shareholders in an offshore company which has at least two years’ operating history and has made investment in China can apply for registration under Notice 75. There is no deadline for such registration.

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

A substantial majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) proof of taxes paid, (ii) an audit report on the status of dividends, (iii) the relevant company’s foreign exchange registration certificate, (iv) a capital verification report issued by an accounting firm, and (v) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. However, should SAFE focus on our use of the variable interest entity structure for ATA Online during the approval or registration process, there is a risk that it may disapprove remittance of dividends or other capital account transactions in order to enforce the restrictions against foreign investment in online education business under the Guidance Catalogue of Industries for Foreign Investment. Revenues generated in the PRC can be converted into foreign currency to pay salaries of employees located outside of the PRC upon the employee completing registration procedures. Revenues generated in the PRC can also be used to pay off debt generated outside of the PRC, provided that the Company completes relevant foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions,” which include among other things investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.3692 Renminbi per U.S. dollar on June 1, 2012.

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

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2011 and June 1, 2012, our ADS price as reported on Nasdaq ranged between a low of $5.35 and a high of $13.09. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume in our ADSs for the three-month period ended May 30, 2012 was approximately 3,651 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of June 6, 2012, there are 45,962,376 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 2,788,342 common shares, including options to purchase an aggregate of 2,650,842 common shares immediately exercisable as of June 6, 2012. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Four of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai, Walter Lin Wang and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 62.7% of our outstanding common shares as of June 6, 2012. Each of these shareholders is an affiliate within the meaning of the Securities Act, due to the size of their respective shareholdings in us. SB Asia Investment Fund II L.P. has one board representative on our five-director board, and beneficially owns approximately 33.0% of our outstanding common shares as of June 6, 2012. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.

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

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in that same year established ATA Testing Authority (Beijing) Limited, or ATA Testing, as a wholly owned subsidiary in China. In November 2001, our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. The following year American Testing Authority, Inc. merged into ATA BVI and ATA BVI became our holding company.

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

B.                                    Business overview

Overview

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, securities, teaching and insurance. Our computer-based testing services clients principally include professional associations, such as the SAC, China Banking Association and China Futures Association, and Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security.

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 2,462 authorized test centers located throughout China as of March 31, 2012. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2012, we have delivered approximately 50.0 million tests, including approximately 10.9 million free tests for business development purposes. Over the course of two days on June 2 and June 3, 2012, we delivered tests to more than 790,000 test takers for the China Banking Association, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2012, approximately 8.5 million tests were delivered using our computer-based testing technologies and services.

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

Leveraging our testing platform, technologies and expertise, we have expanded our service offerings beyond our core computer-based testing services to include other test-focused services. We offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities and teaching industries. ATA Online has launched online training web sites in coordination with the SAC and the China Futures Association to help candidates across China attain continuing educational requirement after their professional licensure and certification tests, which are delivered through our test delivery platform. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China.

Our total net revenues increased from RMB245.0 million in the fiscal year ended March 31, 2010 to RMB303.9 million in the fiscal year ended March 31, 2011 and RMB352.1 million ($55.9 million) in the fiscal year ended March 31, 2012. We had net loss of RMB35.3 million in the fiscal year ended March 31, 2010 and net income of RMB19.8 million in the fiscal year ended March 31, 2011 and RMB55.8 million ($8.9 million) in the fiscal year ended March 31, 2012.

Our Test Delivery Platform and Technologies

We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. While we still offer a choice between paper-based testing and computer-based testing for our institutional clients, currently all of our national public exams are delivered using computer-based testing, and we expect the trend towards computer-based exams to continue in the future. For example, we successfully helped the General Administration of Customs, or China Customs, to transfer from paper-based testing to computer-based testing for its unified national customs declarer certification test in 175 cities in November 2011. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

Our E-Testing Platform

Our E-testing platform incorporates a number of technologies and protocols designed to ensure the stable, cost-effective, secure, accurate, fast and easy-to-manage delivery of computer-based tests on a large scale. It is flexible and is easily customized for many types of test content and the specific requirements of the test sponsor. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. Our E-testing platform is composed of a set of tools and applications for facilitating the computer-based testing process, including a network sub-system for managing and transferring test content, test taker information and test results data in a secure and efficient manner. Our E-testing platform software applications are designed to handle large-scale testing environments and are capable of transmitting, receiving, processing and storing large amounts of information in a short time span. We currently have the capability to deliver more than 1,000,000 tests per day using our 75 servers, which can be increased to enlarge capacity. We periodically upgrade our equipment and software applications to handle increasing testing volume as required.

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Macao, which we refer to as our ATA authorized test centers. As of March 31, 2012, we had contractual relationships with 2,462 ATA authorized test centers, of which 1,134 hosted tests delivered through our testing platform within the last 24-month period and 1,462 possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2012:

Extensive Network of Test Centers

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

Our ATA authorized test centers are divided into general test centers, which offer a wide range of tests and have the right to use our “ATA” brand name and logo, and special test centers with which we enter into contracts to carry out specific tests for specific test sponsor clients. We receive license fees from our general test center operators in the form of either a single initial license fee or a combination of initial license fee and annual continuing license fees. Under either fee arrangement, our licensees can extend their licensing agreement with us indefinitely.

Our Test Content Creation and Management Technologies

We offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests.

Our Dynamic Simulation Technology is a performance-based testing technology that provides the format for creating, illustrating, running and scoring tests in a virtual computer environment that accurately and realistically simulates the operating environment and functions of the software applications being tested without requiring the installation or use of those applications. Our Dynamic Simulation Technology is designed to provide maximum interactivity and allow the test taker to perform tasks in the simulated environment and operate through multi-level testing paths. The current version of Dynamic Simulation Technology, version 5.0, is an interpreter-based simulation technology, which represents our fifth generation of simulation testing technologies, as shown in the table below:

	First Generation	Second Generation	Third Generation	Fourth Generation	Fifth Generation

Year Developed	• 1999	• 2000	• 2002	• 2004	• 2007

Type	• Page-based Simulation	• Enhanced Page-based Simulation	• Simulator-based Simulation	• Interpreter-based Simulation	• Enhanced Interpreter-based Simulation

Characteristics	• Most simulation user interfaces implemented using screen-captures	• Image compressing technology used to reduce size of normal page-based simulation. Active elements added to improve user experience	• Simulation produced through programming rather than screen captures, allowing greater flexibility and more complex functionality	• Can interpret and respond to user operations and simulate most types of software with less programming work	• Incorporates various Rich Media Technologies • Deployable on standard browsers

Interpreter-based simulation offers high flexibility, adaptability to most applications, low disk space usage and short lead times for developing new tests once the system is in place. Based on feedback from our clients, we believe that we are the only company in the world that has developed and marketed interpreter-based simulation technology for testing and educational use. For this reason, we believe that our Dynamic Simulation Technology is the world’s leading technology for the creation and illustration of performance-based tests through simulation. Currently content of over eight languages have been delivered through this technology around the world.

We have also developed two non-simulation testing technologies: Real Environment Technology and ATA Markup Language. Our Real Environment Technology is used for creating and running performance-based tests and learning exercises that track and score within the actual operating system or software application being tested. We have also developed our ATA Markup Language for the creation and illustration of knowledge-based test items that require the test taker to respond to specific questions in a traditional question-and-answer format. While less sophisticated than our performance-based testing technologies, ATA Markup Language remains a key technology for our large base of clients who contract with us for the conversion of paper-based tests to computer-based tests. In addition, many performance-based tests also include traditional multiple-choice questions created and run by our ATA Markup Language and related software applications.

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

In addition to incorporating our technologies into our test service offerings, we also directly generate revenue from our Dynamic Simulation Technology and related simulation authoring tools by licensing them to international IT certification sponsors, such as Microsoft, Citrix and CompTIA for the creation of test items and test preparation course exercise items delivered to students and test takers all over the world.

Our Service Offerings

Testing Development and Delivery Services

Computer-based test creation, delivery and analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the creation, delivery and analysis of computer-based tests as well as logistical services such as test registration, scheduling and fee collection. We have assisted our clients with creating and delivering a wide range of computer-based tests, including professional association or licensure tests required by governmental agencies for positions within various governmental agencies or industry associations that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:

•                  the Certification of China Banking Professionals Exam, designed and administered by the China Banking Association under the supervision of the China Banking Regulatory Commission;

•                  the Qualifications Exam for Individuals Engaged in the Securities Industry, designed and administered by the SAC under the supervision of the China Securities Regulatory Commission;

•                  the Insurance Agent Qualifications Exam, designed and administered by the Insurance Association of China under the supervision of the China Insurance Regulatory Commission;

•                  the National Security Guard Exam, designed and administered by the Ministry of Public Security of the People’s Republic of China;

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

•                  Test item authoring. Based on the test outline and using our advanced test engine technologies, we work together with subject matter experts to create test items designed to determine a test taker’s proficiency and speed in solving both practical and conceptual problems. The test items are designed to support immediate test scoring and results analysis. Test items generally fall into two types: traditional items and performance-based items. Once all of the test items have been created, our content development consultants and subject matter experts commence a review to ensure the validity of each test item, clarity of language and overall quality. All of the test items are then deposited in a master test item pool.

•                  Test form and item bank construction. Once the test items are ready, we set test item parameters to be used for building up test item banks, which enable test forms to be formulated. Test forms with equal level of difficulty are generated from the test item bank based on the pre-defined blueprint of the test to ensure fairness across test forms.

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

Depending on the client’s needs, we can perform some or all of the above steps for each client. For example, in some cases, clients may have already created all of the test items and may only require us to build the test using our ATA E-testing platform. Computer-based tests can also be designed for delivery as on-going tests, which can be taken by the test taker at any time at his or her choice, for example by accessing the test from the client’s web site, or as regularly scheduled tests, which must be taken by test takers at a specified time with advanced scheduling required.

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

We also offer a number of logistical support services relating to test administration that we incorporate into the testing fee for our test delivery platform based on a client’s individual needs. These support services include:

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

TOEIC tests include large-scale tests open to the general public for a set fee as well as on-demand tests given for specific enterprises or organizations. We administered our first TOEIC exam in three cities in China in March 2009.  We collect a per-test taker fee for each test delivered. TOEIC exams in China used to be only available in a paper-based format, but since August 2011, we began also delivering computer-based TOEIC exams through our ATA authorized test center network and expect this trend towards more computer-based exams to continue in the future.

Test Preparation and Training Solutions

In late 2006, we began offering test preparation and training solutions by integrating our testing and assessment technologies with test preparation and training content targeted at professional licensure and certification tests in China. Building on our established reputation in, and in-depth understanding of, the Chinese market for professional licensure and certification tests in the securities, futures, banking, insurance and teaching industries, we began offering test preparation and training programs and services to test candidates preparing to take professional certification tests as well as candidates aiming to fulfill their continuing educational requirement after passing their licensure exams in these industries.

Online test preparation and training platform for the securities and banking industries. Leveraging the increased scale of ATA-delivered securities certification test, ATA Online launched an online test preparation Internet web site in coordination with the SAC to provide a flexible and scalable platform aimed at helping candidates across China to fulfill continuing educational requirement after passing their professional licensure and certification tests delivered by ATA. Test preparation and training customers gain access to Internet web sites that contain the latest training materials provided by the test sponsors and streaming video teaching sessions and practice tests developed by ATA. Since December 2011 the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we have entered into a contract through March 2013 under which we will provide technical and services support during the assessment period. After March 2013, if the SAC decides not to recommence outsourcing the operation of its online training program, we expect to no longer provide such services to the SAC.

NTET Tutorial Platform — test preparation software for the teaching industry. Since 2006, we have offered software comprising a comprehensive set of training materials for preparing teachers for certification under the NTET test, which is conducted by China’s Ministry of Education and delivered through our test delivery platform and test center network. This software package, which we refer to as our NTET Tutorial Platform, is installed on a school’s computer system and offers teachers access to user-friendly and interactive tutorial programs, practice questions and learning exercises through the school’s intranet. We have had only minimal sales of our NTET Tutorial Platform software since October 2008 as a result of the delayed implementation of the national teachers’ licensure program. Further, we had no NTET sales in the fiscal year ended March 31, 2011 and 2012.

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

HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these parameters and to analyze and categorize the results to make effective recruitment decisions. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. HR Select currently offers tailored evaluation tests for 600 positions with over 260 evaluation modules. For example, TOEIC and Saville, which is a career aptitude test, are available via the HR Select service to assess a candidate’s business English skill and job aptitude, respectively. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

Our current HR Select clients principally include large domestic and foreign-invested companies in highly skill-intensive industries such as insurance and banking. By the end of the fiscal year ended March 31, 2011, the four largest Chinese state-owned banks have all become customers of our computer-based testing services that incorporate our HR Select solution. We expect to market HR Select to the large and growing small- and medium-enterprise market in China where recruitment resources are limited and where the consequences of poor hiring decisions are greater. Pricing starts at a volume-limited annual subscription, with additional fees charged depending on the volume, specific test titles utilized and whether ATA authorized test centers are used.

To complement our HR Select offerings, we signed an exclusive ten-year partnership agreement with Saville Consulting, a global human resources assessment firm whose products are available in over 80 countries, in August 2011 to deliver Saville’s unique and proprietary psychometric measurement instruments and specialized aptitude tests through our testing platform. Saville’s psychometric assessment has enhanced our HR Select product portfolio and moved us one step closer to our goal of being a premium provider of international, brand name test content.

Career-Oriented Educational Services

Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests. Each single course program we offer is typically centered on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. Our degree major course programs are designed to help graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets. Generally, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. Our pre-occupational training programs provide students with a simulated internship environment replicating what these students would experience in an actual internship and that are designed to prepare students for actual job positions. A typical pre-occupational training program will last two to three months.

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

We have developed and implemented the following technologies and measures to protect security throughout all stages of test development and delivery:

Preparation and Storage of Test Items

To reduce the risks associated with potential unauthorized disclosure or misuse of test questions by ATA personnel during the process of creating test item banks, we divide test item authoring and management tasks among multiple persons and limit each person’s access to the test item content through the use of access permissions. Each test item author is only responsible for creating a limited amount of test item content and is permitted access only to that content for which that person is responsible. As a result, no one has full access to the contents beyond his or her scope of work. Test item bank managers receive limited permissions and are not given access to view the content of individual test items. Moreover, our test item authoring and test item bank management tools record and track all access and modifications to test items or the test item pool to detect any breaches to the security protocols. Once the test item banks are created, the content is encrypted and stored on our secure central servers or the client’s servers. Our servers are located in a central machine room operated by one of the most well-established server hosting service providers in China. These servers are protected by firewalls and stored using NetApp TM equipment, which permits real-time back-up. We encrypt all test item banks using our self-developed encryption algorithm, which prevent decryption or reverse engineering through the use of electronic fingerprinting, anti-tracking and trapping technologies.

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

Conduct of the Test

We train all test center personnel on protocols and supervision techniques to be used during test time. Test center administrators confirm test takers’ identities through photographs, fingerprints and other biometric data. We also issue to each test taker upon registration a password that must be inputted on the test day to start the test. Once the test session has begun, software installed as part of each test tracks all actions and operations taken during the test and records them on the test site central server in real time. The testing software prevents test takers from accessing any network during test time. When a test taker opens up a question, it is decrypted and displayed. To protect against cheating, the order in which test answer choices appear is randomly generated with each answer choice encoded as a unique number and letter chain. Immediately upon the test taker’s completion of each test item, the recorded data is re-encoded and re-encrypted.

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

Intellectual Property

Intellectual property protections, including copyrights, trademarks and trade secrets are important to our success. We rely on copyright and trademark law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. All of our senior management and engineering employees are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, innovations and other processes generated by them that relate to our business are our property, and to assign to us any ownership rights in those works. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization.

We have registered 117 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.

As of March 31, 2012, we have also registered 251 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

We have chosen not to obtain any patents for our testing technologies for a number of reasons. Principally, we believe that it is the industry norm in China not to obtain patents for technologies that are not in the form of hardware. The process for patenting technologies is cumbersome and generally takes approximately 18 months or more, and due to the prevalence of intellectual property infringement and relatively weak enforcement mechanisms in China, we believe that the risks involved in obtaining a patent, which would be publicly accessible, outweigh the potential benefits. Instead, our testing technologies enjoy protection in China as trade secrets under China’s Anti-Unfair Competition Law.

Clients

The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The SAC and the China Banking Association accounted for 37.3% and 10.5%, respectively, of our total net revenues for the fiscal year ended March 31, 2012. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2012.

As of March 31, 2012, we had 334 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2012, our five largest computer-based testing services clients based on revenue were:

•                  the SAC, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

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

These five clients represented an aggregate of 63.8% of our total net revenues for the fiscal year ended March 31, 2012.

Sales and Business Development

Our sales and business development department, primarily composed of members of our senior management and professional sales team, is responsible for identifying and developing new markets and client opportunities for our product and service offerings. For our computer-based testing services, we target key governmental agencies, professional associations, enterprises and other potential clients to help them develop standardized certification, qualification or assessment policies. Once we have identified a potential client, we generally submit an initial proposal outlining the services we can provide based on our analysis of their test-related needs. We may develop and conduct trial tests tailored to the client’s needs based on the terms of a memorandum of understanding signed with the client. We generally enter into a final contract with the client only after successful completion of the trial tests. During this process, we also actively seek opportunities to cross-sell and up-sell our services, including test preparation services and ancillary testing services to the client. The following diagram illustrates the key stages in our testing services business development process.

Marketing

To generate demand and market awareness, we engage in a variety of marketing activities to promote our product and service offerings. We host and invite potential clients, such as key governmental agencies and governing bodies, to industry conferences on topics such as the development of computer-based testing technologies. We also attend conferences and trade shows to demonstrate and promote our technologies and product and service offerings. We conduct marketing for our career-oriented educational services through promotional activities in cooperation with local governmental departments and educational institutions and through our local sales agents. Our on-campus marketing activities include promoting the IT vendors’ certification tests together with our course programs and other career-oriented educational services, while linking both to our “ATA” brand name, through prominently placed marketing materials like posters and other advertising means. We promote wider recognition of our “ATA” brand by placing our logo prominently outside ATA authorized test centers and in test and course program materials. We are also developing joint marketing efforts with certain independent operators of our ATA authorized test centers. In connection with our launch of HR Select and distribution of TOEIC, we have redirected most of our educational services sales and marketing efforts since March 2009 to designing and operating marketing efforts toward private enterprises. We have launched advertising campaigns across all major resume service providers’ web sites in China to market HR Select and TOEIC.

Competition

In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience and established infrastructure. We believe that our overall testing services and technologies, along with our nationwide test center network, provide us with a competitive advantage. We believe that we are currently the market leader in computer-based testing services in China due to the combination of our experience in and familiarity with the China computer-based testing services market, our advanced technology, our large nationwide network of test centers, our established relationships with key test sponsors and governmental agencies and our competitive cost levels.

We believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 2,462 authorized test centers in China, including centers in every province in China, as of March 31, 2012. To our knowledge, based on interactions with clients and others in the market, there are no other commercial computer-based testing service providers in China with a test center network as large as ours. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2012, approximately 8.5 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,000,000 tests per day.

For our HR Select employee assessment solution, while there are other companies providing services to corporate human resources departments, we are differentiated by our comprehensive service and focus on offering more professional testing services with proprietary testing technologies.

While we anticipate new market entrants and increased efforts by existing international players to expand their presence in China, we believe that relatively high entry barriers, such as the time and costs associated with establishing a large-scale test center network, will make it difficult for new entrants or international competitors to quickly gain market share from us in China. We believe that potential domestic entrants lack the technology and commercial relationships that we possess. International competitors will likely face challenges in establishing effective relationships with key Chinese government and industry test sponsors or local educational institutions.

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

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 117 software copyrights with the Copyright Protection Center of China.

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

Regulation of Vocational Education

Chinese laws and regulations impose restrictions on foreign investment in educational institutions in China. However, Chinese laws and regulations do not impose restrictions on foreign investment in companies providing course and test content or related products and services to educational institutions. In addition, the Chinese government has issued a series of circulars and regulations promoting the development of vocational education, including “The Decision to Enhance the Promotion of the Reform and Development of Vocational Education” and “The Decision to Enhance the Development of Vocational Education” published by the State Council on September 24, 2002 and October 28, 2005, respectively. These circulars and regulations require all levels of governments in China to intensify their support for vocational education and to gradually increase the financial resources that local and provincial governments allocate to vocational education.

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

Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. In addition, ATA Learning has entered into an equity pledge agreement with each of the shareholders of ATA Online pursuant to which each of the shareholders has pledged all of his or her interest in ATA Online to ATA Learning as security for the performance of ATA Online’s obligations under the technical support agreement and the strategic consulting service agreement. Under PRC law, a pledge of equity interest can only be valid after such pledge is registered with the relevant local branch of the State Administration of Industry and Commerce. Only such registration secures our interest in the equity as collateral. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012. Pursuant to a call option and cooperation agreement with ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable PRC laws and regulations. However, we do not have any direct ownership interests or direct voting rights in ATA Online.

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

On December 29, 2011, the MIIT promulgated Certain Rules on Regulating the Order of the Internet Information Service Market (“Internet Market Order Rules”), which became effective on March 15, 2012. The Internet Market Order Rules aim to regulate the order of the Internet information service market, protect the legitimate rights and interests of Internet information service providers and users, and promote the healthy development of the Internet industry. Pursuant to the Internet Market Order Rules, an Internet information service provider shall offer services under the principles of equality, voluntariness, fairness and integrity, and shall not commit acts infringing the legitimate rights and interests of other service providers such as maliciously interfering in services offered by other Internet information service providers at user terminals, or maliciously interfering in the downloading, installation, operation and upgrading of software and other products related to Internet information services, or refusing, postponing or ceasing to provide users with Internet information services or products without any proper reason. An Internet information service provider may be subject to administrative penalties, including warnings and fines and other legal liabilities, for violations of the Internet Market Order Rules.

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

Regulation of Domain Names and Web Site Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2012, we have registered 251 domain names relating to our web sites, including  www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

Regulation of Privacy Protection

PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. PRC law prohibits Internet content providers from disclosing to third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, MIIT or its local offices may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

Further, SAFE promulgated a circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise converted from foreign currencies and settled in Renminbi. The use of such Renminbi capital may not be changed without SAFE approval, and it may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used for purposes within the foreign-invested enterprise’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the PRC Foreign Exchange Administrative Regulations.

According to Article 26 of the Regulations on the Foreign Exchange System of the People’s Republic of China, if the Company’s PRC subsidiaries liquidate, the Renminbi distributable to its foreign shareholders after the liquidation and payment of relevant taxes can be freely converted into foreign currency and remitted abroad. Therefore, there are no legal impediments to remitting the proceeds from a liquidation of our PRC subsidiaries outside of China to investors who are not PRC nationals.

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

C.                                    Organizational Structure

Corporate Structure and Arrangements with Our Affiliated PRC Entity

The following diagram illustrates our corporate structure. Except for ATA BVI, which is incorporated in the British Virgin Islands, all of our subsidiaries and our affiliated PRC entity are incorporated in the PRC. For a detailed description of the Company’s significant subsidiaries, see Item 4.A “History and Development of the Company.”

To comply with PRC laws and regulations restricting foreign ownership in distributors of Internet content, our online test preparation business in China is conducted through a series of contractual arrangements entered into among ATA BVI, ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder, director and president, in the percentages described in the diagram above. ATA Online holds the license required to operate the online portion of our test preparation and training solutions business. We do not have any direct ownership interest or direct shareholding rights in ATA Online. For a detailed description of these contractual arrangements, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions.” As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements.

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

D.                                    Property, Plant and Equipment

Our principal executive offices are located in approximately 3,232 square meters of office space used by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, among which 2,170 square meters of office space are owned by us and 1,062 square meters of office space are leased by us. We also occupy approximately 3,530 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Guangdong, Nanjing, Wuhan, Chengdu, Xi’an and Shenzhen. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.                                            UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                                                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                                    Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. We experienced significant growth in our business during the fiscal years ended March 31, 2010, 2011 and 2012. Our total net revenues increased from RMB245.0 million in the fiscal year ended March 31, 2010 to RMB303.9 million in the fiscal year ended March 31, 2011 and RMB352.1 ($55.9 million) in the fiscal year ended March 31, 2012. We had a net loss of RMB35.3 million in the fiscal year ended March 31, 2010 and a net income of RMB19.8 million in the fiscal year ended March 31, 2011 and RMB 55.8 million ($8.9million) in the fiscal year ended March 31, 2012.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created and delivered using our testing technologies. Revenues from testing services accounted for 76.4%, 80.0% and 82.6% of our total net revenues in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues as a result of new contracts with test sponsors in the banking, securities and other sectors. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2009, 2010, 2011 and 2012.

Number of Exams Delivered (1)

(1)                               Includes Microsoft royalty tests overseas and tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2009, 2010, 2011 and 2012 was 5,063,379, 5,760,147, 6,907,158 and 8,026,639, respectively.

We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities and teaching industries. ATA Online has launched online test preparation and training Internet web sites in coordination with the SAC to help candidates across China fulfill their continuing educational requirement after passing their professional licensure and certification tests, which are delivered through our test delivery platform. Revenues from our test preparation and training solutions accounted for 4.6%, 5.1% and 7.7% of our total revenue in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

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

We operate our business and generate our net revenues primarily through our wholly owned subsidiaries in China, ATA Testing and ATA Learning. Due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, we operate our online businesses, including our test preparation and training business and the online portion of our HR Select employee assessment solution program, and provide our computer-based testing services for the National Security Guard exam and China Customs exam through ATA Online, which we effectively control and enjoy the economic benefits through a series of contractual arrangements entered into among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders. We do not have any direct ownership interest or direct shareholding rights in ATA Online. ATA Online primarily holds assets related to the delivery of our online test preparation and training services, such as the Internet provider license, accounts receivable, prepaid expenses, and equipment. ATA Online had total assets of RMB41.3 million as of March 31, 2012. ATA Online generated net revenues of RMB49.8 million and a gross profit of RMB38.3 million for the year ended March 31, 2012. Its total operating expenses were RMB8.5 million for the year ended March 31, 2012.  In addition, ATA Online had approximately RMB16.5 million in net cash provided by operating activities, RMB75,285  in net cash used in investing activities and RMB6.3 million in net cash used in financing activities for the year ended March 31, 2012.

As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over ATA Online.

We believe, based on the legal opinion obtained from our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, we cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If our current ownership structure and the contractual arrangements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•              revoke our business and operating licenses;

•              levy fines on us;

•              confiscate any of our income that they deem to be obtained through illegal operations;

•              shut down a portion or all of our servers or block a portion or all of our web site;

•              discontinue or restrict our operations in the PRC;

•              impose conditions or requirements with which we may not be able to comply;

•              require us to restructure our corporate and contractual structure;

•              take other regulatory or enforcement actions that could be harmful to our business.

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements in the event ATA Online or its shareholders breached their obligations under the contractual arrangements, causes us to lose the ability to direct the activities of ATA Online or receive substantially all the economic benefits and residual returns from ATA Online and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of ATA Online in our consolidated financial statements. In such a case, our total assets, total liability, equity, net sales, net income and cash flows would be materially less than the reported amount in our consolidated financial statements.

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

•                  our ability to continue to introduce new services and the market success of our recently introduced services, including our HR Select service launched in March 2009, distribution and administration of TOEIC exams in China beginning in March 2009.

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

•                  sales and marketing efforts for our newer services, including our HR Select service and TOEIC business; and

•                  the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin product and service offerings.

Net Revenues

We derive revenues from sale of computer-based testing services, test preparation and training solutions, and other products and services. Our net revenues are presented net of PRC business taxes. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year Ended March 31,
	2010		2011		2012
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except or percentages)
Net Revenues
Testing services	187,158	76.4%	243,103	80.0%	290,881	46,190	82.6%
Test preparation and training solutions	11,149	4.6%	15,427	5.1%	26,996	4,287	7.7%
Other	46,725	19.0%	45,374	14.9%	34,208	5,432	9.7%
Total net revenues	245,032	100.0%	303,904	100.0%	352,085	55,909	100.0%

Testing Services

We derive testing services revenues primarily from fees charged to test sponsors for our test delivery services.

We generate test delivery services revenues through fees charged for providing computer-based testing services to test sponsors such as governmental agencies, and other sponsors of licensure and certification tests. We also offer testing services to private enterprises as part of our HR Select employee assessment solution and we are the exclusive distributor and test administrator of TOEIC exams in China. We offer our clients a comprehensive set of services for the compilation, delivery and analysis of computer-based tests using our E-testing platform, as well as logistical services such as test registration and fee collection. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. We generate revenues from our test delivery services through fees charged to test sponsors based on the total number of test takers taking a requested test. Our clients typically pay us within two to six months after delivery of the test. We recognize revenue for test delivery services upon completion of the relevant test.

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

Test Preparation and Training Solutions

We derive test preparation and training solutions revenue from the provision of online test preparation and training services.

ATA Online provides online test preparation and training for professional licensure and certification tests delivered through our testing platform for the SAC and China Futures Association. Revenues from online test preparation and training services are generated by selling online training to end users directly or through distributors on a consignment basis. The online training entitles the end users access to online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation. Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the online training is activated. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. In November 2011, we entered into a new contract with SAC to deliver online training platform development and maintenance service.  Fees from online training platform development and maintenance service are recognized, when collectibility is reasonably assured, on a straight-line basis over the contractual period.

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

Since December 2011 the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we have entered into a contract through March 2013 under which we will provide technical and services support during the assessment period. We expect to receive revenues from test preparation services to the SAC in the fiscal year ending March 31, 2013 will be approximately RMB7.8 million, compared to RMB21.1 million in the fiscal year ended March 31, 2012. After March 2013, if the SAC decides not to recommence outsourcing the operation of its online training program, we expect to no longer provide such services to the SAC.

Other Revenues

We derive other revenues from test-based educational services, test content creation services, issuance of certificates delivered to passing candidates, licensing fees paid to us by operators of our ATA authorized test centers, and other fees and services.

Test-based educational services. Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests. These course programs package the testing and certification component of our testing services with licensed content and incorporate our advanced performance-based testing technologies to encourage hands-on real-world interactive learning experiences. We receive fees for these programs from educational institutions and generally charge a pre-agreed fee per student over the service period.

Test content creation services. Our test content creation services include the installation of our technology on client testing platforms, the conversion of paper-based test items into computer-based tests items, and other related services. We generate revenues from our test content creation services through service fees charged to governmental agencies, such as China Customs, IT vendors and other sponsors of licensure, certification and qualification tests. We recognize revenue from our test content creation services upon the acceptance of the services by the client.

Certificate delivery. Many of our testing services clients, including well-known test sponsors, charge passing candidates a separate fee to receive a certificate for a test passed. We deliver these certificates to these candidates upon request. We charge a per-certificate price for the certificates and recognize revenues from certificate issuances upon delivery of the certificate.

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

Cost of Revenues

Our cost of revenues consists primarily of test monitoring costs, royalty fees for IT vendors and test sponsor licensing arrangements, payroll compensation, cost of inventories sold, technical support and other related costs, all of which are directly attributable to the provision of our testing services, test preparation and training solutions and our other products and services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	245,032	100.0%	303,904	100.0%	352,085	55,909	100.0%
Cost of Revenues	129,535	52.9%	149,216	49.1%	158,818	25,219	45.1%
Gross Profit	115,497	47.1%	154,688	50.9%	193,267	30,690	54.9%

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

Royalty Fees

Royalty fees consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests, fees paid to ETS for the rights to be the exclusive country master distributor in mainland China for TOEIC, fees paid to SHL for the right to be used in the HR Select program, and license fees paid to Saville Consulting for its psychometric assessment tests.

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

People’s Republic of China

Our subsidiaries and our variable interest entity, or VIE, operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore it is entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. ATA Learning, ATA Online and Beijing JDX are currently in the process of renewing their HNTE certificates for another three years. Upon successful renewal, ATA Learning, ATA Online and Beijing JDX will be entitled to a preferential tax rate of 15% retroactively from January 1, 2012. In the event ATA Learning, ATA Online and Beijing JDX are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.”

In addition, under the New EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the New EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprises. We have preliminarily determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entity were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”

In addition, the New EIT Law revokes the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiary pay to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares”. The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2012, we have not provided for income taxes on accumulated earnings of RMB 106.9 million ($17.0 million) generated by our PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31,

2012, we provided full valuation allowance for their deferred income tax assets after consideration of the schedule reversal of existing deferred income tax liabilities.

Value-added tax refunds. Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, ATA Testing and Beijing JDX are entitled to value-added tax rate at no more than 3% of the sale value of some of our software products. ATA Testing, ATA Learning and Beijing JDX are subject to value added tax at rates ranging from 3% to 17%.

Business tax. ATA Testing, ATA Learning, ATA Online and Beijing JDX are subject to business tax at a rate of 5%. We pay business tax on gross revenues generated from service and license fees at a rate of 5%. This business tax is included as a reduction of revenue in our consolidated statements of operations.

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

Bad Debt Allowance

We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2010, 2011 and 2012 is as follows:

	For the fiscal year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	3,198,960	29,934,512	27,938,198	4,436,395
Additions charged to bad debt expense	27,052,862	2,235,627	2,350,990	373,321
Write-off of accounts receivable	(317,310)	(4,231,941)	(189,183)	(30,041)
Ending allowance for doubtful accounts	29,934,512	27,938,198	30,100,005	4,779,675

The significant decrease in bad debt expense from March 31, 2010 to March 31, 2012 was primarily due to a bad debt charge related to accounts receivable from sales of our NTET Tutorial Platform software during fiscal year ended March 31, 2010.

Intangible assets

As of March 31, 2012, our intangible assets consisted of testing service technology, customer relationships and distribution license. We acquired the testing service technology and customer relationships through business acquisition and we acquired the distribution license directly from a vendor. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 3 to 12 years. We have no intangible assets with indefinite useful lives. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would change the amount of amortization expense recognized related to those identifiable intangible assets. The fair values of our identifiable intangible assets were determined by management with the assistance of independent appraisers.

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

As of March 31, 2012, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB 1.7 million. The amount of the deferred income tax assets considered realizable as of March 31, 2012 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the year ended March 31, 2010, 2011 and 2012, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2007.

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

	For the fiscal year Ended March 31,
	2010		2011		2012
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages and per share data)
Net revenues:
Testing services	187,158	76.4%	243,103	80.0%	290,881	46,190	82.6%
Test preparation and training solutions	11,149	4.6%	15,427	5.1%	26,996	4,287	7.7%
Other	46,725	19.0%	45,374	14.9%	34,208	5,432	9.7%

Total net revenues	245,032	100.0%	303,904	100.0%	352,085	55,909	100.0%
Cost of revenues	129,535	52.9%	149,216	49.1%	158,818	25,219	45.1%

Gross profit	115,497	47.1%	154,688	50.9%	193,267	30,690	54.9%

Operating expenses:
Research and development	22,708	9.3%	22,756	7.5%	18,402	2,922	5.2%
Sales and marketing	38,951	15.9%	54,382	17.9%	46,345	7,359	13.2%
General and administrative	56,840	23.2%	54,422	17.9%	61,683	9,796	17.5%
Provision for doubtful accounts	27,053	11.0%	2,236	0.7%	2,351	373	0.7%

	For the fiscal year Ended March 31,
	2010		2011		2012
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages and per share data)
Total operating expenses	145,552	59.4%	133,796	44.0%	128,781	20,450	36.6%
Income (loss) from operations	(30,055)	(12.3)%	20,892	6.9%	64,486	10,240	18.3%
Interest income	731	0.3%	1,036	0.3%	2,061	327	0.6%
Foreign currency exchange gains (losses), net	(284)	(0.1)%	1,138	0.4%	3,633	577	1.0%
Earnings (loss) before income tax	(29,608)	(12.1)%	23,066	7.6%	70,180	11,144	19.9%
Income tax expense	5,742	2.3%	3,312	1.1%	14,339	2,277	4.1%
Net income (loss)	(35,350)	(14.4)%	19,754	6.5%	55,841	8,867	15.8%

	For the fiscal year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Basic earnings (loss) per common share	(0.79)	0.44	1.22	0.19
Diluted earnings (loss) per common share	(0.79)	0.44	1.19	0.19

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net Revenues

Our total net revenues increased by RMB48.2 million, or 15.9%, to RMB352.1 million ($55.9 million) in the fiscal year ended March 31, 2012 from RMB303.9 million in the fiscal year ended March 31, 2011, as a result of increases in net revenues from our testing services and test preparation and training solutions segments.

Testing services. Testing services net revenues increased by RMB47.8 million, or 19.7% to RMB290.9 million ($46.2 million) in the fiscal year ended March 31, 2012 from RMB243.1 million in the fiscal year ended March 31, 2011, primarily due to an increase in the volume and price of exams for the SAC, the addition of the China Customs exam, and a 61.3% increase in revenues from the HR Select and TOEIC business lines. The total number of billable tests delivered increased to 8,026,639 in the fiscal year ended March 31, 2012 from 6,907,158 in the fiscal year ended March 31, 2011. Our net revenues from testing services provided to the SAC grew to RMB110.3 million ($17.5 million) in the fiscal year ended March 31, 2012 from RMB103.5 million in the fiscal year ended March 31, 2011. Our net revenues from TOEIC and HR Select grew to RMB88.0 million ($14.0 million) in the fiscal year ended March 31, 2012 from RMB54.5 million in the fiscal year ended March 31, 2011.

Test preparation and training solutions. Our revenues from test preparation and training solutions increased by RMB11.6 million, or 75.0%, to RMB27.0 million ($4.3 million) in the fiscal year ended March 31, 2012 from RMB15.4 million in the fiscal year ended March 31, 2011, primarily as a result of higher revenues in the online training courses for the SAC.

Other revenues. Other revenues decreased by RMB11.2 million, or 24.6%, to RMB34.2 million ($5.4 million) in the fiscal year ended March 31, 2012 from RMB45.4 million in the fiscal year ended March 31, 2011, primarily due to a 51.0% decrease to RMB12.6million (US$2.0 million) for test-based education services as we continue to make a gradual exit from this business.

Gross Profit

Our gross profit rose by RMB38.6 million to RMB193.3 million ($30.7 million) in the fiscal year ended March 31, 2012 from RMB154.7 million in the fiscal year ended March 31, 2011. Our gross margin increased to 54.9% in the fiscal year ended March

31, 2012 from 50.9% in the fiscal year ended March 31, 2011. The increase in our gross margin was primarily due to the significant growth in revenues from online test preparation and training services and the unit price increase for SAC exams.

Operating Expenses

Our operating expenses decreased by RMB5.0million, or 3.7%, to RMB128.8million ($20.4 million) in the fiscal year ended March 31, 2012 from RMB133.8 million in the fiscal year ended March 31, 2011, primarily due to decreased spending in research and development and sales and marketing.

General and administrative expenses. Our general and administrative expenses increased by RMB7.3 million, or 13.3%, to RMB61.7 million ($9.8 million) in the fiscal year ended March 31, 2012 from RMB54.4 million in the fiscal year ended March 31, 2011 primarily due to an increase of RMB7.9 million in share-based compensation.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB8.0 million, or 14.8%, to RMB46.3 million ($7.4 million) in the fiscal year ended March 31, 2012 from RMB54.4 million in the fiscal year ended March 31, 2011. Sales and marketing expenses as a percentage of our total net revenues decreased to 13.2% in the fiscal year ended March 31, 2012 from 17.9% in the fiscal year ended March 31, 2011. This decrease was primarily related to a RMB6.6 million decrease in marketing expenditures and a RMB1.5 million decrease in salaries and compensation. However, we expect that our sales and marketing expenses will increase in the near term as we believe it is a worthwhile investment of our current profits for the future.

Research and development expenses. Our research and development expenses decreased to RMB18.4 million ($2.9 million) in the fiscal year ended March 31, 2012 from RMB22.8 million in the fiscal year ended March 31, 2011.

Provision for doubtful accounts. Bad debt expenses increased slightly by RMB0.1 million, or 5.2%, to RMB2.4 million ($0.4 million) in the fiscal year ended March 31, 2012 from RMB2.2 million in the fiscal year ended March 31, 2011.

Interest Income

Our interest income increased to RMB2.1 million ($0.3 million) in the fiscal year ended March 31, 2012 from RMB1.0 million in the fiscal year ended March 31, 2011. Our interest income was higher in the fiscal year ended March 31, 2012 because of higher interest rates.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange gain of RMB3.6 million ($0.6 million) in the fiscal year ended March 31, 2012, compared with a net gain of RMB1.1 million in the fiscal year ended March 31, 2011, primarily due to the increase of the effects of appreciation of Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is the U.S. dollar.

Income Tax Expense

Our income tax expense increased to RMB14.3 million ($2.3 million) in the fiscal year ended March 31, 2012 from RMB3.3 million in the fiscal year ended March 31, 2011 due to higher operating income generated by ATA Testing and ATA Online.

Net Income (Loss)

As a result of the above factors, our net income increased to RMB55.8 million ($8.9 million) in the fiscal year ended March 31, 2012 from a net income of RMB19.8 million in the fiscal year ended March 31, 2011.

Our basic earnings per common share and diluted earnings per common share increased to RMB1.22 ($0.19) and RMB1.19 ($0.19) in the fiscal year ended March 31, 2012 from RMB0.44 and RMB0.44 in the fiscal year ended March 31, 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net Revenues

Our total net revenues increased by RMB58.9 million, or 24.0%, to RMB303.9 million in the fiscal year ended March 31, 2011 from RMB245.0 million in the fiscal year ended March 31, 2010, primarily as a result of increases in net revenues from our testing services.

Testing services. Testing services net revenues increased by RMB55.9 million, or 29.9% to RMB243.1 million in the fiscal year ended March 31, 2011 from RMB187.2 million in the fiscal year ended March 31, 2010. The total number of billable tests delivered, which affects our testing services net revenues, increased to 6,907,158 in the fiscal year ended March 31, 2011 from 5,760,147 in the fiscal year ended March 31, 2010. Our net revenues from testing services provided to the SAC grew to RMB103.5 million in the fiscal year ended March 31, 2011 from RMB73.7 million in the fiscal year ended March 31, 2010. The number of tests delivered for the SAC increased to 2.7 million in the fiscal year ended March 31, 2011 from 2.0 million in the fiscal year ended March 31, 2010. Our net revenues from TOEIC and HR Select grew to RMB54.5 million in the fiscal year ended March 31, 2011 from RMB29.8 million in the fiscal year ended March 31, 2010.

Test preparation and training solutions. Our revenues from test preparation and training solutions increased by RMB4.3 million, or 38.4%, to RMB15.4 million  in the fiscal year ended March 31, 2011 from RMB11.1 million in the fiscal year ended March 31, 2010, primarily as a result of higher volume in online courses for the SAC.

Other revenues. Other revenues decreased to RMB45.4 million in the fiscal year ended March 31, 2011 from RMB46.7 million in the fiscal year ended March 31, 2010, primarily due to a 19.1% decrease to RMB25.7 million for test-based education services as we continue to make a gradual exit from this business.

Gross Profit

Our gross profit rose by RMB39.2 million to RMB154.7 million in the fiscal year ended March 31, 2011 from RMB115.5 million in the fiscal year ended March 31, 2010. Our gross margin increased to 50.9% in the fiscal year ended March 31, 2011 from 47.1% in the fiscal year ended March 31, 2010. The increase in our gross margin was primarily due to the increase in testing services net revenues, which has a relatively higher margins and RMB5.5 million impairment of the prepaid royalty fee for certain course materials related to the Company’s partnership with Microsoft in the fiscal year ended March 31, 2010 which did not recur in the fiscal year ended March 31, 2011.

Operating Expenses

Our operating expenses decreased by RMB11.8 million, or 8.1%, to RMB133.8 million in the fiscal year ended March 31, 2011 from RMB145.6 million in the fiscal year ended March 31, 2010.

General and administrative expenses. Our general and administrative expenses decreased by RMB2.4 million, or 4.3%, to RMB54.4 million  in the fiscal year ended March 31, 2011 from RMB56.8 million in the fiscal year ended March 31, 2010 primarily due to a decrease in share-based compensation expense of RMB 2.3 million  as a result of a transfer of 150,000 common shares from a principal shareholder to Benson Tsang upon his appointment as our CFO in the fiscal year ended March 31, 2010.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB15.4 million, or 39.6%, to RMB54.4 million  in the fiscal year ended March 31, 2011 from RMB39.0 million in the fiscal year ended March 31, 2010. Sales and marketing expenses as a percentage of our total net revenues increased to 17.9% in the fiscal year ended March 31, 2011 from 15.9% in the fiscal year ended March 31, 2010. This increase was primarily related to a RMB10.0 million increase in marketing expenditures and RMB5.4 million increase in salaries and compensation as a result of our continued efforts to grow our HR Select and TOEIC testing services. We expect that our sales and marketing expenses will continue to increase in the near term as we continue to expand our marketing efforts, particularly in relation to our new service offerings.

Research and development expenses. Our research and development expenses increased slightly to RMB22.8 million  in the fiscal year ended March 31, 2011 from RMB22.7 million in the fiscal year ended March 31, 2010.

Provision for doubtful accounts. Bad debt expenses decreased by RMB24.8 million, or 91.7%, to RMB2.2 million in the fiscal year ended March 31, 2011 from RMB27.1 million in the fiscal year ended March 31, 2010, most of which related to the full provision of accounts receivable from sales of our NTET Tutorial Platform software of RMB23.7 million in the fiscal year ended March 31, 2010.

Interest Income

Our interest income was RMB1.0 million in the fiscal year ended March 31, 2011 and RMB0.7 million in the fiscal year ended March 31, 2010. Our interest income was slightly higher in the fiscal year ended March 31, 2011 because of a higher average cash balance during the fiscal year ended March 31, 2011.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange gain of RMB1.1 million  in the fiscal year ended March 31, 2011, compared with a net loss of RMB0.3 million in the fiscal year ended March 31, 2010, primarily due to the increase of the effects of appreciation of Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB3.3 million in the fiscal year ended March 31, 2011, compared to RMB5.7 million in the fiscal year ended March 31, 2010. Our income tax expense was primarily attributable to the net operating income generated by ATA Testing. We had income tax expense in the fiscal year ended March 31, 2010 despite having a loss before income tax of RMB29.6 million mainly due to the impact from non-tax-deductible expenses.

Net Income (Loss)

As a result of the above factors, we had net income of RMB19.8 million in the fiscal year ended March 31, 2011 compared to net loss of RMB35.3 million in the fiscal year ended March 31, 2010.

Our basic earnings per common share and diluted earnings per common share were RMB0.44 in the fiscal year ended March 31, 2011, compared to basic loss per common share and diluted loss per common share of RMB0.79 in the fiscal year ended March 31, 2010.

B.                                    Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities and the proceeds from our 2008 initial public offering.

As of March 31, 2012, we had RMB257.2 million ($40.8 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2010, 2011 and 2012:

	For the fiscal year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	(27,965)	62,098	59,353	9,425
Net cash used in investing activities	(61,663)	(3,875)	(5,347)	(849)
Net cash used in financing activities	(6,670)	—	(61,967)	(9,840)
Effect of foreign exchange rate changes on cash	(331)	(4,039)	(2,929)	(465)
Net increase (decrease) in cash	(96,629)	54,184	(10,890)	(1,729)
Cash at beginning of year	310,503	213,874	268,058	42,566
Cash at end of year	213,874	268,058	257,168	40,837

Operating Activities

Net cash provided by operating activities was RMB59.4 million ($9.4 million) in the fiscal year ended March 31, 2012, which is mainly attributable to the cash collection from revenues of RMB 322.6 million, offset by cash paid for test monitoring costs and royalty fees of RMB 102.7 million, cash paid for payroll and other operating expenses of RMB 143.5 million, and cash paid for income taxes of RMB 17.0 million.

Net cash provided by operating activities was RMB62.1 million in the fiscal year ended March 31, 2011 compared to net cash used in operating activities of RMB28.0 million in the fiscal year ended March 31, 2010. The improvement in our cash flow from operating activities in the fiscal year ended March 31, 2011 was primarily attributable to RMB142.6 million increase in cash collection from our revenues, primarily due to the increase of testing service revenue and improvement of cash collection, partially offset by an increase of RMB47.3 million in cash expenditures on test monitoring costs, payroll and marketing costs.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2012 of RMB 5.3 million ($0.8 million) was primarily attributable to capital expenditures for the purchase of computers and electronic equipment.

Net cash used in investing activities in the fiscal year ended March 31, 2011 of RMB3.9 million was primarily attributable to capital expenditures for the purchase of computers and electronic equipment.

Financing Activities

On June 1, 2011, the Company announced that its Board of Directors has declared a special cash dividend of $0.215 per common share, or US$0.43 per ADS. The total amount of cash distributed in the dividend was $9.8 million (RMB63.6 million), which was paid from the cash held by ATA Inc. As of March 31, 2011, ATA Inc. had $17.8 million cash. The dividend was paid to all shareholders of record as of the close of business on June 30, 2011. For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information — Dividend Policy.”

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

	For the fiscal year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	59,357	3,875	5,368	852

Historically, our capital expenditures have been made primarily for the purchase of office space, software, computer equipment and servers. Our capital expenditures in the fiscal year ended March 31, 2010 were higher because of our payment of RMB52.6 million in July 2009 for the purchase of our office in Beijing.

Foreign Currency Exchange

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar. As of March 31, 2012, we had RMB257.2 million (US$40.8 million) in cash, including RMB45.9 million (US$7.3 million) RMB-denominated bank deposits in Hong Kong held by ATA Inc. The functional currency of our PRC subsidiaries and variable interest entity is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a public entity, the ASU is effective for fiscal years beginning after December 15, 2011, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a single continuous statement of comprehensive income in fiscal year 2012.

C.                                    Research and Development

Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted 114 people as of March 31, 2012. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our Dynamic Simulation technology, our ETX platform and our HR Select interface. Our total expenses for research and development were RMB22.7 million, RMB22.8 million and RMB18.4 ($2.9 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2009 to March 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of fiscal year ended March 31, 2012:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations	10,243	6,081	4,162	—	—

Our operating lease obligations have comprised of our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through February 2015, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

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

Name	Age	Position
Kevin Xiaofeng Ma	48	Chairman of the Board of Directors, Chief Executive Officer
Walter Lin Wang	50	Director, President
Benson Tsang	47	Chief Financial Officer, Financial and Principal Accounting Officer
Andrew Yan	54	Director
Hope Ni	40	Director
Alec Tsui	63	Director
Jianmin Ding	46	Vice President
Alex Tong	49	Vice President of Business Development
Shuqiu Zhao	40	Vice President
Amy Tung	40	Vice President, Finance

Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as a general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as a vice president at the Beijing MDI High-Tech Center, as a director of Beijing Zhongjia Integrated Intelligent System Engineering, and as a reporter for China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.

Walter Lin Wang is a co-founder, director and president of our company. Prior to co-founding our company, Mr. Wang practiced independent IT consulting. Mr. Wang also worked as an engineer at the PRC Ministry of Railways. Mr. Wang holds a bachelor’s degree in computer science from Southwest Jiaotong University and a master’s degree in computer science from University of Central Florida.

Benson Tsang became our chief financial officer and financial and principal accounting officer in March 2010. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as Chief Financial Officer of WuXi Pharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He served with PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is also an independent director of Shangpharma Corporation, a NYSE-listed company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a Bachelor of Commerce degree and an MBA degree from McMaster University in Canada.

Andrew Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rules  He is the Managing Partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. From 1991 to 1993, he worked as a research fellow at the Hudson Institute. From 1989 to 1990, he was an economist in the World Bank. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007 and “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was selected as the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, China Resources Land Limited and Fosun International Limited and anon-executive director of Digital China Holdings Limited, MOBI Development Co., Ltd., NVC Lighting Holding Limited, eSun Holdings Limited and Huiyuan Juice Group Limited. He is also an independent director of Giant Interactive Group Inc and a director of Acorn International Inc., and Eternal Asia Supply Chain Co., Ltd. All of the abovementioned 11 companies are listed on the Hong Kong Stock Exchange, NYSE, NASDAQ, London, Shanghai or Shenzhen Stock Exchange. He also holds directorships on several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in the PRC.

Hope Ni is an independent director of ATA, Inc. Ms. Ni is currently the chairman of Inspire Capital (previously known as Rising Year Group Limited). Besides serving on our board, she currently also serves on the boards of KongZhong Corporation, JA Solar Holdings Co,  and Digital China Holdings Ltd.. From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. (previously known as Comtech Group Inc.). During the term which Ms. Ni served as chief financial officer, COGO Group increased its market capitalization approximately seven times.  In 2008, Ms. Ni served as the vice chairman of COGO Group Inc.  Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in Applied Economics and Business Management from Cornell University.

Alec Tsui is an independent director on our board. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong and Shanghai, including, China Chengtong Development Group Ltd., COSCO International Holdings, China Power International Development Limited, China BlueChemical Limited,., Pacific Online Ltd, China Oilfield Services Limited and Summit Ascent Holdings Limtied.  He was also an independent non-executive director of Melco PBL Entertainment (Macau) Ltd. which is listed on the Nasdaq Global Market. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree and a master of engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Jianmin Ding is our vice president in charge of marketing and business development. Mr. Ding has been with ATA since 2001. Prior to joining us, Mr. Ding was the chairman and CEO of Shanghai Linping Property Ltd. Mr. Ding graduated from Nanjing University with a bachelor’s degree in economics.

Alex Tong is our vice president in charge of business development and investor relations. Prior to joining us in September 2005, Mr. Tong worked as a general manager for the the Asia Pacific region at the Royal Institution of Charted Surveyors from 2003 to 2005. Prior to that, Mr. Tong worked for Thomson Prometric in the position of executive director from 1999 to 2003 and as the managing director at Pearson NCS Hong Kong Ltd. from 1997 to 1999. Mr. Tong graduated from University of Nottingham with a bachelor’s degree in education and a master’s degree of philosophy in education and from the Chinese University of Hong Kong with an executive MBA.

Shuqiu Zhao is our vice president in charge of marketing and business development of our company. Mr. Zhao also overseas our test delivery services and has been with ATA since 2000. Prior to joining us, Mr. Zhao worked as the general manager of the computer education center of the Shanghai Pudong New Area. Mr. Zhao graduated from Harbin Institute of Technology with a bachelor’s degree in technology.

Amy Tung is our vice president of finance. Prior to joining us in August 2006, she worked as controller at Bayer Healthcare Limited from 2005 to 2006, as a senior financial analyst at BEA Systems (Hong Kong) Limited from 2004 to 2005 and as a finance manager at Bureau Veritas Consumer Products Services (Hong Kong) Limited from 2002 to 2004. Ms. Tung graduated from the Chinese University of Hong Kong with a master’s degree in business administration and Columbia University with a master’s degree in financial engineering. Ms. Tung is also a member of the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.

Patrick Tien, who was our vice president of channel and sales, retired in April 2012 and will continue to work as a consultant to the Company.

B.                                    Compensation

For the fiscal year ended March 31, 2012, we and our subsidiaries paid aggregate cash compensation of approximately RMB8.6 million ($1.4 million) to our directors and executive officers as a group, and granted to directors and selected executive officers  970,000 restricted shares. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of March 31, 2012, 1,681,535 shares were authorized for issuance under the 2008 Plan.

As of June 6, 2012, we have granted 2,453,104 share options and 195,000 restricted shares that are outstanding under the 2005 Plan, and 335,238 share options and 761,750 restricted shares under the 2008 Plan, respectively, to selected directors, officers, employees and individual consultants and advisors, and 2,650,842 share options and 492,116 restricted shares are vested, as of the date of this report. The contractual term of these options is ten years.

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

The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Benson Tsang	300,000	$2.115	March 29, 2010	March 29, 2010	March 28, 2020
Jianmin Ding	303,800	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Patrick Tien	220,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Alex Tong	100,000	$3.60	December 16, 2005	January 1, 2006	December 15, 2015
Shuqiu Zhao	23,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
	8,000	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Amy Tung	50,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016

Restricted shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
Walter Lin Wang	200,000	May 30, 2011	June 1, 2011
Andrew Yan	100,000	May 30, 2011	June 1, 2011
Jianmin Ding	160,000	May 30, 2011	June 1, 2011
Shuqiu Zhao	100,000	May 30, 2011	June 1, 2011
Shuqiu Zhao	30,000	February 12, 2009	February 12, 2009
Amy Tung	30,000	February 16, 2012	February 17, 2012
Benson Tsang	60,000	February 16, 2012	February 17, 2012
Hope Ni	60,000	February 16, 2012	February 17, 2012
Alec Tsui	60,000	February 16, 2012	February 17, 2012

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

Terms of Directors

We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Walter Lin Wang, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis. Our class A directors were re-elected at our 2011 annual general meeting, and our class B director will stand for re-election at our 2012 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D.                                    Employees

We had 537, 488 and 541 employees as of March 31, 2010, 2011 and 2012, respectively. As of March 31, 2012, we had 150 employees in sales and marketing, 114 in research and development, 201 in client service and support and 76 in general and administrative functions.

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

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 6, 2012 by:

•                  each person known to us to own beneficially more than 5% of our common shares, and

•                  each of our directors and executive officers

	Common Shares Beneficially Owned
	Number (1)	Number (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	6,144,988	13.4%
Walter Lin Wang (4)	2,676,176	5.8%
Patrick Tien	670,000	1.5%
Jianmin Ding	463,800	1.0%
Andrew Yan	*	*
Benson Tsang	*	*
Shuqiu Zhao	*	*
Hope Ni	*	*
Alec Tsui	*	*
Alex Tong	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	11,331,364	24.7%
Principal Shareholders:
SB Asia Investment Fund II L.P. (5)	15,186,860	33.0%
HSBC International Trustee Limited (6)	14,221,754	30.9%
Able Knight Development Limited (3)	5,944,988	12.9%
Lijun Mai (7)	4,845,000	10.5%
Government of Singapore Investment Corporation Pte Ltd (8)	3,030,066	6.6%
Wealth Treasure Management Limited (4)	2,476,176	5.4%

*                                         Beneficially owns less than 1% of our common shares.

(1)                                  The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 6, 2012.

(2)                                  Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 6, 2012. The total number of our common shares outstanding as of June 6, 2012 is 45,962,376.

(3)                                  Includes 5,944,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)                                  Includes 2,476,176 common shares held by Wealth Treasure Management Limited. Wealth Treasure Management Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited. The business address of Wealth Treasure Management Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(5)                                  Based on a Schedule 13D filed jointly by SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. on March 15, 2010. Includes 12,707,436 common shares and 1,239,712 ADSs, representing 2,479,424 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

(6)                                  Based on a Schedule 13G filed by HSBC International Trustee Limited on February 10, 2012. Includes 8,785,584 common shares and 2,718,085 American Depositary Shares (representing 5,436,170 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

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

(8)                              Based on a Schedule 13G filed by the Government of Singapore Investment Corporation Pte Ltd on February 6, 2012. According to the Schedule 13G, the Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of 2,256,886 common shares and the Monetary Authority of Singapore shares the power to vote and the power to dispose of 773,180 common shares.

None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 6, 2012, none of our common shares were held by holders of record in the United States. However, 23,362,606 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

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

Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009.  To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above and provide additional covenants, ATA Online’s shareholders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, ATA Learning may bring a suit against ATA Online in a local PRC court to confirm the debt amount and enforce the pledge by foreclosing on the pledged equity interest. Upon foreclosure, the pledged assets would be sold off by the court in a public auction and the proceeds used to satisfy ATA Online’s outstanding liabilities under the equity pledge agreement. ATA Learning or its designee can also take part in the auction to bid for the pledged assets itself. As we would not obtain the actual shares of ATA Online upon enforcement of the pledges, the purpose of the equity pledges is not to obtain the equity interest of ATA Online in case of breach of the exclusive technical support agreement and the strategic consulting service agreement, but instead to act as collateral for ATA Online’s performance under those agreements. Under the equity pledge agreement, the pledgor may not transfer the pledged equity interest without the pledgee’s prior written consent.

Under PRC law, a pledge of equity interest can only be valid after such pledge is registered with the relevant local branch of the State Administration of Industry and Commerce. Only such registration secures our interest in the equity as collateral. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012. The equity pledge was registered in an amount of RMB32.0 million, with the amounts secured by Mr. Xiaofeng Ma’s and Mr. Lin Wang’s equity pledges equaling RMB28.8 million and RMB3.2 million, respectively.

The term of the pledge agreement is the same as the term of the strategic consulting service agreement. The equity pledge agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. This agreement may be terminated upon the completion of ATA Online’s contractual liabilities under the exclusive technical support agreement and the strategic consulting service agreement as described above. In February 2007, at the direction of the company, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account. In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the pledges.

Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007 and on July 7, 2009. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang an interest free loan in the amount of RMB0.9 million, RMB50,000 and RMB50,000, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case is ten years, which may be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang can only repay the loans by transferring all of their interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. When Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang transfer their interest in ATA Online to ATA BVI or its designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang to ATA BVI. ATA BVI also has the right to, but has no obligation to, purchase, or designate a third party to purchase, all or part of their interest in ATA Online at a price equal to the amount of the loans. In February 2007, Jianguo Wang repaid the loan by transferring all of his interest in ATA Online to Walter Lin Wang. As a result, ATA BVI terminated the loan agreement with Jianguo Wang and amended the agreement with Walter Lin Wang to increase the principal of the loan to RMB0.1 million. In July 2009, each of the loan agreements with Kevin Xiaofeng Ma and Walter Lin Wang was further amended by an addendum that ATA BVI would extend an additional loan to each of Kevin Xiaofeng Ma and Walter Lin Wang in the amount of RMB8.1 million ($1.2 million) and RMB0.9 million ($131,853), respectively, for the sole purpose of increasing the registered capital of ATA Online.

Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009.  Through the call option and cooperation agreement entered into between ATA BVI and ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreement described above. Further, without ATA BVI’s prior written consent, ATA Online and its shareholders are prohibited from selling, assigning, mortgaging or otherwise disposing, or creating any encumbrance on, any of ATA Online’s assets or operation or any legal or beneficial interests with respect to its revenues, entering into any transaction which may materially affect ATA Online’s assets, liability, operations, equity or other legal rights, or distributing any dividend to its shareholders. This agreement has an indefinite term and can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties. In February 2007, Jianguo Wang transferred all of his equity interest in ATA Online to Walter Lin Wang, and the October 2006 agreement was amended and restated to take this transfer into account. In July 2009, the agreement was further amended to incorporate the new investments in the registered capital of ATA Online made by the shareholders of ATA Online as subject to the call option.

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

Dividend Policy

On June 1, 2011, the Company announced that its Board of Directors declared a special cash dividend of $0.215 per common share, or $0.43 per ADS. The total amount of cash distributed in the dividend was $9.8 million, which was paid from the cash held by ATA Inc. As of March 31, 2011, ATA Inc. had $17.8 million cash. The dividend was paid to all shareholders of record as of the close of business on June 30, 2011. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Under China’s New EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Regulation of Our Business — Under the New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”

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

ITEM 9.                                                     THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2009	$17.45	$2.75
Fiscal year ended March 31, 2010	$12.20	$2.92
Fiscal year ended March 31, 2011	$8.65	$2.72
Fiscal year ended March 31, 2012	$13.09	$5.49
Quarterly Highs and Lows:
Quarter ended June 30, 2010	$4.09	$3.00
Quarter ended September 30, 2010	$3.25	$2.72
Quarter ended December 31, 2010	$4.19	$2.88
Quarter ended March 31, 2011	$8.65	$3.65
Quarter ended June 30, 2011	$13.09	$6.80
Quarter ended September 30, 2011	$11.81	$8.00
Quarter ended December 31, 2011	$10.30	$7.31

	High	Low
Quarter ended March 31, 2012	$7.60	$5.49
Monthly Highs and Lows:
December 2011	$9.67	$7.31
January 2012	$7.60	$6.03
February 2012	$7.48	$5.52
March 2012	$7.00	$5.49
April 2012	$7.45	$6.27
May 2012	$7.00	$5.35
June 2012 (through June 1, 2012)	$6.13	$5.35

On June 1, 2012, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$5.40 per ADS.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.3692 Renminbi per U.S. dollar on June 1, 2012.

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2012, our Chinese subsidiaries allocated RMB10.6 million ($1.7 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2012, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.3692 Renminbi per U.S. dollar on June 1, 2012.

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

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB3.8 million ($0.6 million) which we recognized as a component of comprehensive loss as of March 31, 2012. If the Renminbi against U.S. dollar as of March 31, 2012 had further appreciated by 10% from 6.2943 to 5.7221 as of March 31, 2012, the translation loss would have increased by RMB6.4 million ($1.0 million). Further, we recognized a net foreign currency exchange gain of RMB3.6 million ($0.6 million ) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2012 had further appreciated by 10% from 6.2943 to 5.7221 as of March 31, 2012, the foreign currency exchange gain would have increased by RMB5.5 million ($0.9 million).

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was -0.7%, 3.3 % and 5.4% in the years 2009, 2010 and 2011, respectively. In April 2012, the year-over-year change in China’s consumer price index was 3.4%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

As of March 31, 2011, we received from our depositary a reimbursement of US$817,308 for professional expenses incurred in connection with the advancement of our ADR and investor relations programs. We did not receive any direct reimbursement from our depositary in the fiscal year ended March 31, 2012.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2012 based on the criteria established in this Internal Control-Integrated Framework.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2012, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in  Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated June 6, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 6, 2012

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

	Fiscal Year Ended March 31,
	2011	2012	2012
	RMB	RMB	US$
Audit fees (1)	4,376,850	5,221,224	829,095
Audit-related fees (2)	1,275,452	1,553,816	246,735
Tax fees (3)	324,211	274,241	43,548

(1)                                  “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)                                  “Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2011 and 2012 involve principally the agreed-upon procedures in connection with our quarterly financial information.

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

PART III.

ITEM 17.                                              FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.                                              EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	Shareholders Agreement, dated November 10, 2006, among the Registrant and its shareholders party thereto.*

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009.**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009.**

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

4.14	Testing Service Agreement between ATA Testing Authority (Beijing) Limited and Securities Association of China, dated September 27, 2006.***

4.15	Service Agreement for 2012 Securities Practitioner Qualification Exams between ATA Testing Authority (Beijing) Limited and Securities Association of China, date May 28, 2012. †

8.1	List of Subsidiaries.

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG.

23.2	Consent of Jincheng Tongda & Neal Law Firm

23.3	Opinion of Jincheng Tongda & Neal Law Firm

101.INS*****	XBRL Instance Document

101.SCH*****	XBRL Taxonomy Extension Schema Document

101.CAL*****	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*****	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*****	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*****	XBRL Taxonomy Extension Presentation Linkbase Document

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

****                    Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 15, 2011.

******  XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

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

Date: June 6, 2012

S-1

ATA Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into dollars on the basis set forth in Note 2(d) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 6, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

June 6, 2012

ATA INC.

Consolidated Balance Sheets

		March 31,
	Note	2011	2012	2012
		RMB	RMB	USD
ASSETS
Current assets:
Cash		268,058,194	257,167,696	40,836,474
Accounts receivable, net	(3)	47,051,596	81,844,571	12,996,359
Inventories		344,909	374,382	59,449
Prepaid expenses and other current assets	(4)	10,036,345	15,682,735	2,490,312
Total current assets		325,491,044	355,069,384	56,382,594

Property and equipment, net	(5)	63,040,178	59,890,306	9,510,172
Goodwill		23,422,850	23,422,850	3,719,389
Intangible assets, net	(6)	20,356,104	17,597,266	2,794,326
Other assets		3,136,860	4,740,321	752,729
Total assets		435,447,036	460,720,127	73,159,210

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	(7)	48,346,969	63,732,421	10,120,273
Deferred revenues	(8)	19,100,619	27,333,088	4,340,308
Total current liabilities		67,447,588	91,065,509	14,460,581

Deferred revenues	(8)	3,823,601	3,100,116	492,277
Deferred income tax liabilities	(10)	112,847	139,931	22,220
Total liabilities		71,384,036	94,305,556	14,975,078

Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares	(12)	3,428,840	3,442,803	546,694
Issued: 44,902,416 and 45,962,376 shares as of March 31, 2011 and 2012, respectively
Outstanding: 44,596,416 and 44,815,626 shares as of March 31, 2011 and 2012, respectively
Receivable from shareholders	(11)	(1,035,796)	—	—
Additional paid-in capital		491,585,143	440,832,695	70,001,222
Accumulated other comprehensive loss		(22,217,189)	(26,004,399)	(4,129,322)
Accumulated deficit		(107,697,998)	(51,856,528)	(8,234,462)
Total shareholders’ equity		364,063,000	366,414,571	58,184,132
Commitments and contingencies	(15)
Total liabilities and shareholders’ equity		435,447,036	460,720,127	73,159,210

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Operations

		Year Ended March 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	USD
Net revenues	(9)
Product		2,811,626	478,468	788,062	125,139
Service		242,219,917	303,425,343	351,297,498	55,783,644
Total net revenues		245,031,543	303,903,811	352,085,560	55,908,783
Cost of revenues		129,535,003	149,216,172	158,818,041	25,219,220
Gross profit		115,496,540	154,687,639	193,267,519	30,689,563
Operating expenses:
Research and development		22,708,310	22,756,340	18,402,166	2,922,138
Sales and marketing		38,951,021	54,382,019	46,345,286	7,359,315
General and administrative		56,839,498	54,421,441	61,683,088	9,794,854
Provision for doubtful accounts		27,052,862	2,235,627	2,350,990	373,321
Total operating expenses		145,551,691	133,795,427	128,781,530	20,449,628
Income (loss) from operations		(30,055,151)	20,892,212	64,485,989	10,239,935
Interest income		731,181	1,035,607	2,061,020	327,276
Foreign currency exchange gains (losses), net		(283,875)	1,138,484	3,633,543	576,982
Earnings (loss) before income taxes		(29,607,845)	23,066,303	70,180,552	11,144,193
Income tax expense	(10)	5,742,146	3,312,287	14,339,082	2,276,949
Net income (loss)		(35,349,991)	19,754,016	55,841,470	8,867,244
Basic earnings (loss) per common share	(16)	(0.79)	0.44	1.22	0.19
Diluted earnings (loss) per common share	(16)	(0.79)	0.44	1.19	0.19

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Common shares					Accumulated
	Number			Receivable	Additional	other		Total
	of		Treasury	from	paid-in	comprehensive	Accumulated	shareholders’	Comprehensive	Comprehensive
	shares	Amount	shares	shareholders	capital	loss	deficit	equity	income (loss)	income (loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD

Balance as of March 31, 2009	45,675,514	3,503,619	(10,126,861)	(5,226,173)	500,350,068	(16,157,846)	(92,102,023)	380,240,784
Share-based compensation (Note 11)	—	—	—	—	4,424,538	—	—	4,424,538
Share-based compensation for share options modified (Note 11)					869,859			869,859
Share-based compensation for shares transferred from a principal shareholder to an officer (Note 11)					2,201,321			2,201,321
Repurchase of common shares (Note 12)	—	—	(11,896,328)	—	—	—	—	(11,896,328)
Repayment from shareholders	—	—	—	5,226,173	—	—	—	5,226,173
Retirement of treasury shares (Note 12)	(1,233,752)	(84,910)	22,023,189		(21,938,279)	—	—	—
Net loss	—	—	—	—	—	—	(35,349,991)	(35,349,991)	(35,349,991)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(241,488)	—	(241,488)	(241,488)
Comprehensive loss									(35,591,479)
Balance as of March 31, 2010	44,441,762	3,418,709	—	—	485,907,507	(16,399,334)	(127,452,014)	345,474,868
Share-based compensation (Note 11)	—	—	—	—	4,651,971	—	—	4,651,971
Exercise of common share option and issuance of common shares (Note 11)	154,654	10,131	—	(1,035,796)	1,025,665	—	—	—
Net income	—	—	—	—	—	—	19,754,016	19,754,016	19,754,016
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(5,817,855)	—	(5,817,855)	(5,817,855)
Comprehensive income									13,936,161
Balance as of March 31, 2011	44,596,416	3,428,840	—	(1,035,796)	491,585,143	(22,217,189)	(107,697,998)	364,063,000
Share-based compensation (Note 11)	—	—	—	—	12,264,397	—	—	12,264,397
Exercise of common share option and issuance of common shares	219,210	13,963	—	—	617,881	—	—	631,844
Repayment from shareholders (Note 11)	—	—	—	1,035,796	—	—	—	1,035,796
Special cash dividend(Note 13)	—	—	—	—	(63,634,726)	—	—	(63,634,726)
Net income							55,841,470	55,841,470	55,841,470
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(3,787,210)	—	(3,787,210)	(3,787,210)
Comprehensive income									52,054,260	8,265,861

Balance as of March 31, 2012	44,815,626	3,442,803	—	—	440,832,695	(26,004,399)	(51,856,528)	366,414,571

Balance as of March 31, 2012-USD		546,694	—	—	70,001,222	(4,129,322)	(8,234,462)	58,184,132

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(35,349,991)	19,754,016	55,841,470	8,867,244

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized foreign currency exchange loss (gain)	89,294	(1,778,813)	(857,940)	(136,235)
Provision for doubtful accounts	27,052,862	2,235,627	2,350,990	373,321
Write-off of prepayments	5,478,250	—	—	—
Write-down of inventories	85,897	2,033,211	—	—
Depreciation and amortization	12,750,481	13,635,560	11,278,264	1,790,911
Loss from disposal of property and equipment	—	125,893	4,067	646
Share-based compensation	7,495,718	4,651,971	12,264,397	1,947,503
Deferred income tax benefit (expense)	(287,906)	(3,891,524)	1,149,668	182,559
Changes in operating assets and liabilities:
Accounts receivable	(38,876,128)	33,330,718	(37,143,965)	(5,898,208)
Income tax payable (receivable)	(3,789,803)	2,276,045	(3,831,623)	(608,436)
Inventories	86,143	(262,900)	(29,473)	(4,680)
Prepaid expenses and other current assets	1,200,882	1,149,849	(1,971,939)	(313,130)
Other assets	(326,147)	—	(1,465,719)	(232,746)
Accrued expenses and other payables	11,778,603	(3,856,480)	14,255,685	2,263,706
Deferred revenues	(15,353,375)	(7,304,694)	7,508,984	1,192,375
Net cash provided by (used in) operating activities	(27,965,220)	62,098,479	59,352,866	9,424,830
Cash flows from investing activities :
Cash paid for property and equipment	(59,357,111)	(3,875,495)	(5,367,648)	(852,345)
Cash receipt from property and equipment disposal	—	—	20,640	3,277
Payment for JDX acquisition	(2,305,553)	—	—	—
Net cash used in investing activities	(61,662,664)	(3,875,495)	(5,347,008)	(849,068)

Cash flows from financing activities :

Proceeds from exercise of share options	—	—	631,844	100,333
Cash paid for repurchase of common shares	(11,896,328)	—	—	—
Collection of receivable from shareholders	5,226,173	—	1,035,796	164,477
Special cash dividend	—	—	(63,634,726)	(10,104,760)
Net cash used in financing activities	(6,670,155)	—	(61,967,086)	(9,839,950)

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(330,780)	(4,039,042)	(2,929,270)	(465,149)
Net increase(decrease) in cash	(96,628,819)	54,183,942	(10,890,498)	(1,729,337)
Cash at beginning of year	310,503,071	213,874,252	268,058,194	42,565,811
Cash at end of year	213,874,252	268,058,194	257,167,696	40,836,474

Supplemental disclosures of cash flow information :
Net cash paid for income tax	9,819,855	4,927,766	17,021,037	2,702,824
Non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other payables	574,892	322,477	349,090	55,433
Deposit included in other assets applied to the acquisition of property and equipment	400,000	—	—	—
Receivable from shareholders for exercise of common share options	—	1,035,796	—	—

See accompanying notes to consolidated financial statements.

ATA INC.
 Notes to the Consolidated Financial Statements

(1)              DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company”), through its wholly-owned subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Beijing JinDiXin Software Technology Limited (“Beijing JDX”), ATA Learning (Beijing) Inc. (“ATA Learning”), and its consolidated variable interest entity (“VIE”), ATA Online (Beijing) Education Technology Limited (“ATA Online”) (collectively, referred to as the “Group”), provides computer-based testing services, test-based educational services, test preparation and training solutions and other related services in the People’s Republic of China (the “PRC”).

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Country risk

The Group is subject to special risks associated with the PRC. These include risks associated with, among others, the political, economic, legal and social environment in the PRC, including the relative difficulty of protecting and enforcing intellectual property rights in the PRC. The interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and results of operations. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for almost three decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. Any change in PRC government policies and regulations affecting the education and testing service industry may have a negative impact on the Group’s operating results and financial condition.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Revenue concentration

For the years ended March 31, 2010, 2011 and 2012, RMB157.0 million, RMB209.3 million and RMB240.7 million, representing 64.1%, 68.9% and 68.4% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	%

Securities Association of China	82,242,555	33.6%	115,742,065	38.1%	131,404,013	37.3%
China Banking Association	49,453,256	20.2%	51,681,348	17.0%	36,971,719	10.5%

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable are as follows:

	March 31,
	2011		2012
	RMB	%	RMB	%
Securities Association of China	27,068,913	57.5%	25,579,897	31.3%
China Customs Education and Training Center	—	—	9,863,856	12.1%

Concentration of cash balances held at financial institutions

Cash balances include deposits in:

	March 31,
	2011	2012
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	151,227,768	208,631,163
— Denominated in United Stated Dollars (“USD”)	—	719

Total cash balances held at mainland PRC financial institutions	151,227,768	208,631,882

Financial institutions in HKSAR of the PRC
— Denominated in RMB	112,427,149	45,917,908
— Denominated in Hong Kong Dollar	13,799	437,435
— Denominated in USD	4,377,746	2,177,482

Total cash balances held at HKSAR financial institutions	116,818,694	48,532,825

Total cash balances held at financial institutions	268,046,462	257,164,707

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(2)                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE which the Group is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)                 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments, the collectibility of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets and goodwill, realizable value of inventories and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual license. Actual results could differ from those estimates.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(d)                 Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company and ATA BVI’s functional currency is the USD. The functional currency of the Company’s PRC subsidiaries and VIE is the RMB.

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

Assets and liabilities of the Company and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (losses) within shareholders’ equity.

For the convenience of the readers, the 2012 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.2975, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2012.

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

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2011 and 2012.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

ii)                    Test preparation and training solutions

The Group derives test preparation and training solutions revenues from online test preparation and training service and online training platform development and maintenance service.

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

b)             Online training platform development and maintenance service fees

The Group develops online training platform based on customer’s requirements and provides maintenance services during the contract period. The online training platform enables end users to participate online training courses.

Fees from online training platform development and maintenance service are recognized, when the platform has been delivered, collectibility is reasonably assured, and on a straight-line basis over the contractual period.

iii)                 Other revenue

a)              Test-based educational services

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

b)             Licensing fees from authorized test centers

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

c)                Test development services

Test development service fees are recognized upon the acceptance of the developed tests by the customer. The period to develop the tests is short, generally within two to six months from commencement of development.

d)             Test administration software products

Test administration software products sales are recognized upon delivery and when collectibility is reasonably assured.

iv)                Business tax

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

The test monitoring costs are recognized upon completion of examinations primarily based on actual number of test takers. Royalty fees are recognized as cost of revenues based on actual usage according to contract provisions. During the years ended March 31, 2010, 2011 and 2012, test monitoring costs of RMB 63,919,228, RMB 85,375,463 and RMB 88,232,358 respectively, and royalty fees from IT vendors and test sponsor licensing arrangements of RMB 21,882,555, RMB 17,561,272 and RMB 22,032,654 respectively, were charged to the consolidated statements of operations as cost of revenues.

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

(k)                 Share-based payment

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

(m)              Accounts receivable

Accounts receivable include amounts billed at the invoiced amount.

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

(n)                 Inventories

Inventories include textbooks, exam papers and low value consumables. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand. Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to of RMB85,897, RMB2,033,211 and RMB nil for the years ended March 31, 2010, 2011 and 2012, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2010, 2011 and 2012 is allocated to the following expense items:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Cost of revenues	3,236,060	3,461,455	3,847,873
Research and development	2,685,212	3,553,612	3,694,142
Sales and marketing	3,282,329	3,649,029	3,551,100
General and administrative	2,065,290	2,109,344	2,206,793
Total employee benefit expenses	11,268,891	12,773,440	13,299,908

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

(v)          Variable Interest Entity (“VIE”)

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Online provides ICP online test preparation services in the PRC.

The Group has no legal ownership interest in ATA Online. The legal ownership interests of ATA Online are held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder, chairman and chief executive officer and Mr. Walter Lin Wang, the Company’s co-founder, director and president, both of whom are also the beneficial owners of the Company. Therefore, the legal owners of ATA Online are also ultimate beneficial owners of the Company’s wholly owned PRC subsidiaries.

A series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, and a strategic consulting service agreement (collectively, the “VIE Agreements”) were entered among ATA BVI, ATA Learning, ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang. As a result of the VIE Agreements and as described below, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements.

ATA Online is determined to be a VIE because although Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the equity holders of ATA Online, (i) their equity investment of RMB10 million in ATA Online was financed by the Group and (ii) they do not participate in any profit or loss of ATA Online.

In addition, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are considered de facto agents of the Group because: (i) Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang’s equity investment in ATA Online was financed by loans from the Group, (ii) Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the executive officers of the Group, and (iii) Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang cannot sell, transfer or encumber their interest in ATA Online without the prior written approval of the Group.

Further, although the Group does not have an equity investment in ATA Online, the Group has other variable interests in ATA Online through, among others, (i) the Group’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang (used by them to finance their equity investment in ATA Online) and other subordindated loans to ATA Online, (ii) the Group’s right, under the loan agreement, to receive all the dividends declared by ATA Online through its equity holders and (iii) the Group’s exclusive purchase option to acquire (or to have the Group’s designee acquire) 100% of the equity interest or assets in ATA Online for a consideration equal to the loans provided by the Group to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, to the extent permitted under PRC law. As a result of these variable interests, the Group has the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Online.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Neither Mr. Kevin Xiaofeng Ma, Mr. Walter Lin Wang or the Group individually had both (i) the power to direct activities of ATA Online that most significantly impact ATA Online’s economic performance and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online (collectively referred to as a “Controlling Financial Interest”). However, because the Group collectively with Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang had a Controlling Financial Interest, management performed an evaluation to determine the party that is most closely associated with ATA Online. Management has concluded that the Group is most closely associated with ATA Online and therefore is the primary beneficiary of ATA Online because:

(i) The legal equity holders of ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the de facto agents of the Group;

(ii) The Group is exposed to the variability associated with the anticipated economic performance of ATA Online because of (a) the Group’s obligation to absorb the expected losses (through the loans described above) and the right to receive expected residual return of ATA Online (through the call option agreement), (b) the Group’s right to receive all the dividends declared by ATA Online through its equity holders, and (c) the Group’s right to receive a service fee under the technical support agreement and strategic consulting service agreement;

(iii) Under the call option and cooperation agreement, ATA Online and its equity holders cannot sell, assign, mortgage or dispose any of ATA Online’s assets or operations and cannot enter into any transaction which may materially affect ATA Online’s assets, liability, operations, equity or other legal rights without the Group’s prior written consent; and

(iv) The design of ATA Online is to allow the Group to provide ICP online test preparation services in the PRC.

Accordingly, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements. All of the equity (net assets) and net incomes or losses of ATA Online are attributed to the Company; therefore, non-controlling interest in ATA Online is not presented in the Company’s consolidated financial statements.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA BVI lent to ATA Online’s equity holders, Mr. Kevin Xiaofeng Ma, and Mr. Walter Lin Wang, interest free loans in the amount of RMB10 million for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The equity holders of ATA Online can only repay the loans by transferring all of their legal ownership interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. The equity holders of ATA Online are required to pay to ATA BVI all dividend received from ATA Online. The initial terms of the loans are ten years, which may be extended upon the agreement of ATA BVI and ATA Online’s equity holders. The approval of ATA Online is not required for the renewal of the loan agreements nor can ATA Online terminate the loan agreement during the contract term. ATA BVI lent RMB 1 million on October 27, 2006 and RMB 9 million on July 7, 2009. As of March 31, 2012, the remaining terms of the loan agreements are 4.6 years and 7.3 years for the loans of RMB 1 million and RMB 9 million, respectively, assuming no renewal of the agreement.

Technical support agreement: ATA Learning has the exclusive right to provide technical support services to ATA Online. ATA Online pays a quarterly service fee to ATA Learning. The service fees are mutually agreed by both parties, and are determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. During the periods presented, no technical support service was requested by ATA Online and therefore, ATA Learning did not charge ATA Online any service fees under the agreement. The term of this agreement is ten years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online may not terminate this agreement during its term or upon its expiration. The agreement was entered into on October 27, 2006 with a remaining term of 4.6 years as of March 31, 2012, assuming no renewal of the agreement.

Strategic consulting service agreement: ATA Learning provides ATA Online with strategic consulting and related services to ATA Online. The fees for these services are determined by ATA Learning and calculated monthly but paid quarterly based on actual time spent providing the services. ATA Learning has the right to adjust the fees payable by ATA Online in accordance with its performance. During the periods presented, no strategic consulting service was requested by ATA Online and therefore, ATA Learning did not charge ATA Online any service fees under the agreement. The term of this agreement is twenty years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online can only terminate this agreement if ATA Learning fails to perform its obligation under this agreement. The agreement was entered into on October 27, 2006 with a remaining term of 14.6 years as of March 31, 2012, assuming no renewal of the agreement.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Call option and cooperation agreement: Through the call option and cooperation agreement entered into among ATA BVI, ATA Online and its equity holders, ATA BVI or any party designated by ATA BVI, has an exclusive purchase option to acquire the equity interest in ATA Online from its equity holders or acquire ATA Online’s assets at any time when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements described above. Further, without ATA BVI’s prior written consent, ATA Online or its equity holders cannot sell, assign, mortgage or dispose any of ATA Online’s assets or operation, cannot enter into any transaction which may materially affect ATA Online’s assets, liability, operation, equity or other legal rights, and cannot distribute any dividend to its equity holders. ATA BVI is also obligated to provide financial support to ATA Online’s operation to which ATA BVI has no recourse right if ATA Online cannot repay such financing due to its losses. This agreement has an indefinite term and can only be terminated with the unanimous consent of all parties, except that ATA BVI may terminate this agreement with 30 days prior notice to the other parties.

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. ATA Online may terminate this agreement upon the completion of its contractual obligations under the technical support agreement and the strategic consulting service agreement as described above. As of March 31, 2012, the remaining term of this agreement is 14.6 years, assuming no renewal of the strategic consulting service agreement.

Risks and uncertainties of the VIE Agreements: The Company relies on the VIE Agreements to operate and control ATA Online. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over ATA Online. Any failure by ATA Online or its equity holders to perform their obligations under the VIE Agreements would have a material adverse effect on the financial position and financial performance of the Company. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations.

Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•                  revoke the Company’s business and operating licenses;

•                  levy fines on the Company;

•                  confiscate any of the Company’s income that they deem to be obtained through illegal operations;

•                  shut down a portion or all of the Company’s servers or block a portion or all of the Company’s web site;

•                  discontinue or restrict the Company’s operations in the PRC;

•                  impose conditions or requirements with which the Company may not be able to comply;

•                  require the Company to restructure the Company’s corporate and contractual structure;

•                  take other regulatory or enforcement actions that could be harmful to the Company’s business.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements upon a breach, causes the Company to lose its ability to direct the activities of ATA Online or receive substantially all the economic benefits and residual returns from ATA Online and the Company is not able to restructure its ownership structure and operations in a satisfactory manner, the Company would no longer be able to consolidate the financial results of ATA Online in the Company’s consolidated financial statements. Total assets, total liability, equity, net sales, net income and cash flows of the Company would be significantly less than the reported amount in the consolidated financial statements of the Company. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or VIE Agreements is remote based on current facts and circumstances.

The assets and liabilities of ATA Online as of March 31, 2011 and 2012 and the net revenue and net income (loss) for the years ended March 31, 2010, 2011 and 2012 are as follows:

	March 31,
	2011	2012
	RMB	RMB

Cash	16,336,725	26,474,179
Accounts receivable, net	1,319,497	12,839,077
Prepayment and other current assets	637,939	1,260,738
Total current assets	18,294,161	40,573,994
Property and equipment, net	1,009,373	680,857
Total assets	19,303,534	41,254,851

Accrued expenses and other payables	1,107,108	4,785,359
Amounts due to related parties	10,468,931	4,213,631
Deferred revenue	2,108,560	854,095
Total liabilities	13,684,599	9,853,085

	Year ended March 31,
	2010	2011	2012
	RMB	RMB	RMB

Net revenue	11,072,200	21,022,662	49,782,361
Net income (loss)	(8,537,032)	3,590,196	25,782,832

Amounts due to related parties represent the amount due to ATA BVI and ATA Inc.’s other subsidiaries, which are eliminated on consolidation.

All of the assets of ATA Online can be used only to settle obligations of ATA Online. None of the assets of ATA Online has been pledged or collateralized. The creditors of ATA Online do not have recourse to the general credit of ATA BVI or the Company.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(w)       Recently issued accounting standards

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a public entity, the ASU is effective for fiscal years beginning after December 15, 2011, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a single continuous statement of comprehensive income in fiscal year 2012.

(3)         ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2011	2012
	RMB	RMB
Accounts receivable	74,989,794	111,944,576
Less: Allowance for doubtful accounts	(27,938,198)	(30,100,005)
Accounts receivable, net	47,051,596	81,844,571

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	3,198,960	29,934,512	27,938,198
Additions charged to bad debt expense	27,052,862	2,235,627	2,350,990
Write-off of accounts receivable	(317,310)	(4,231,941)	(189,183)
Ending allowance for doubtful accounts	29,934,512	27,938,198	30,100,005

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(4)         PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2011	2012
	RMB	RMB
Prepaid business tax	481,688	287,925
Income tax receivable	—	4,934,777
Deferred income tax assets (note 10)	5,494,322	4,233,996
Advances to employees	1,417,299	1,090,425
Other current assets	2,643,036	5,135,612
Total prepaid expenses and other current assets	10,036,345	15,682,735

(5)         PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2011	2012
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	20,252,736	21,672,897
Furniture, fixtures and office equipment	532,624	516,794
Software	11,976,549	12,261,549
Motor vehicles	1,935,402	1,885,402
Leasehold improvements	8,062,114	9,018,139
	95,808,638	98,403,994
Less: accumulated depreciation and amortization	(32,768,460)	(38,513,688)
Property and equipment, net	63,040,178	59,890,306

Total depreciation expenses for the year ended March 31, 2010, 2011 and 2012 were, RMB 9,962,811, RMB 10,785,073, and RMB 8,519,426, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(6)         INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, all of which were acquired during the year ended March 31, 2009, as of March 31, 2011 and 2012.

	March 31, 2012
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(7,495,275)	16,631,431	10
Testing service technology	800,000	(800,000)	—	3
Customer relationships	1,300,000	(334,165)	965,835	12

Total intangible assets	26,226,706	(8,629,440)	17,597,266

	March 31, 2011
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(5,089,214)	19,037,492	10
Testing service technology	800,000	(555,556)	244,444	3
Customer relationships	1,300,000	(225,832)	1,074,168	12

Total intangible assets	26,226,706	(5,870,602)	20,356,104

ETS TOEIC license represents the amounts paid to Educational Testing Service (“ETS”) under a master distributor agreement for the exclusive right to market, distribute, administer and sell the Test of English for International Communication (“TOEIC”) in mainland PRC for ten years commencing from March 2009.

Amortization expenses for intangible assets were RMB 2,787,670, RMB 2,850,487 and RMB 2,758,838 for the year ended March 31, 2010, 2011 and 2012, respectively. Estimated amortization expense is RMB 2,514,394 for each of the next five years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(7)         ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2011	2012
	RMB	RMB
Business and other taxes payable	5,294,775	4,701,736
Accrued payroll and welfare	8,518,040	17,688,960
Accrued test monitoring fees	7,420,546	12,379,899
Accrued discounts to customers	2,077,500	2,077,500
Accrued certificates costs	3,992,682	8,126,036
Royalty fees payable	5,998,771	8,651,161
Income taxes payable	70,190	1,173,344
Accrued professional service expenses	3,904,802	669,155
Accrued marketing fees	776,859	416,766
Payable for purchase of property and equipment	322,477	349,090
Other current liabilities	9,970,327	7,498,774
Total accrued expenses and other payables	48,346,969	63,732,421

Other current liabilities as of March 31, 2011 and 2012 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses.

(8)         DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31,
	2011	2012
	RMB	RMB
Testing services	4,743,451	19,316,486
Test-based education services	10,289,540	5,178,840
Test preparation and training solutions	2,108,561	854,095
Other revenue — licensing fees from authorized test centers centers	5,255,089	4,362,115
Other revenue — others	527,579	721,668
Total deferred revenues	22,924,220	30,433,204

Representing:
Current deferred revenues	19,100,619	27,333,088
Non-current deferred revenues	3,823,601	3,100,116

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(9)                 NET REVENUES

The components of net revenues for the years ended March 31, 2010, 2011 and 2012 are as follows:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Testing services	187,158,128	243,103,305	290,881,289
Test preparation and training solutions	11,149,124	15,426,587	26,996,054
Other revenue *	46,724,291	45,373,919	34,208,217
Total revenues, net	245,031,543	303,903,811	352,085,560

*   Includes net revenues from test-based educational services of RMB31,786,398, RMB25,727,038 and RMB12,614,294 for the year ended March 31, 2010, 2011 and 2012, respectively.

Product sales are included in test preparation and training solutions revenue and other revenue. Other revenue primarily includes test-based educational services, licensing fees from authorized test centers, test development services, test certificate services, and test administration software product sales.

(10)          INCOME TAXES

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. As of March 31, 2011, ATA Testing’s applicable income tax rate from January 1, 2011 onwards was 25%. In October 2011, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. ATA Testing’s applicable income tax rate from January 1, 2014 onwards is 25%.

In December 2009, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities that they qualified as HNTEs. The certificates entitled them to the preferential income tax rate of 15% effectively retroactively from January 1, 2009 to December 31, 2011. ATA Learning, ATA Online and Beijing JDX are subject to income tax at 25% from calendar year 2012 onwards unless they can requalify as HNTEs.

The new EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2012, the Company has not provided for income taxes on earnings of RMB 106,942,884 generated by its PRC consolidated entities since January 1, 2008 as the Company plans to reinvest these earnings indefinitely in the PRC. As of March 31, 2012, the unrecognized deferred income tax liability related to these earnings was RMB 10,694,288.

The earnings (loss) before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(20,124,920)	(11,433,911)	(15,598,329)
PRC	(9,482,925)	34,500,214	85,778,881
Earnings (loss) before income taxes	(29,607,845)	23,066,303	70,180,552

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
PRC
Current	6,030,052	7,203,811	13,189,414
Deferred	(287,906)	(3,891,524)	1,149,668
Total income tax expense	5,742,146	3,312,287	14,339,082

The actual income tax expense reported in the consolidated statements of operations differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2010, 2011 and 2012 to earnings (loss) before income taxes due to the following:

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Computed “expected” income tax expense (benefit)	(7,401,961)	5,766,576	17,545,138
Increase (decrease) in valuation allowance	3,717,333	(1,379,408)	(2,035,788)
Preferential income tax rate	(4,171,783)	(4,486,178)	(8,301,350)
Entities not subject to income tax	2,907,301	1,695,485	833,483
Non-deductible expenses
Entertainment	675,360	1,308,601	1,344,639
Share-based compensation	1,873,929	1,162,993	3,066,099
Advertising	397,341	—	—
Bad debt loss	6,478,275	—	47,296
Tax exempt income	(1,790)	—	—
Changes in tax rates	1,227,604	—	2,032,901
Tax rate differential	—	(1,503,124)	(53,254)
Prior year tax return true up	—	450,139	—
Other	40,537	297,203	(140,082)
Actual income tax expense	5,742,146	3,312,287	14,339,082

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2011	2012
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	3,753,133	479,411
Property and equipment, net	1,745,019	1,859,136
Allowance for doubtful accounts	802,700	912,399
Write-down of inventories	599,145	579,644
Accrued expenses and other payables	4,197,747	4,021,629
Total gross deferred income tax assets	11,097,744	7,852,219
Less: valuation allowance	(3,693,312)	(1,657,524)
Net deferred income tax assets	7,404,432	6,194,695
Deferred income tax liabilities:
Intangible assets acquired in JDX acquisition:
Testing service technology	41,111	—
Customer relationships	260,452	241,494
Total gross deferred income tax liabilities	301,563	241,494
Net deferred income tax assets	7,102,869	5,953,201

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2011	2012
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	5,494,322	4,233,996
Non-current deferred income tax assets, included in other assets	1,721,394	1,859,136
Non-current deferred income tax liabilities	(112,847)	(139,931)
Net deferred income tax assets	7,102,869	5,953,201

The increase (decrease) in the valuation allowance for the years ended March 31, 2010, 2011 and 2012 were RMB3,717,333, RMB(1,379,408) and RMB(2,035,788), respectively. As of March 31, 2012, the valuation allowance of RMB1,657,524 was mainly related to the deferred income tax assets of entities at cumulative losses. As of March 31, 2012, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2012 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2012, the Group has net tax loss carry forwards for PRC income tax purpose of RMB 1,917,644, if unused, will be expired by December 31, 2015.

For the years ended March 31, 2010, 2011 and 2012, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2007.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(11)          SHARE BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2012, 1,681,535 shares were reserved for issuance under the 2008 Plan.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	Years	USD
Outstanding at March 31, 2009	3,235,468	3.13
Granted	300,000	2.12
Exercised	—	—
Forfeited	(90,742)	3.52
Expired	(31,475)	3.60
Outstanding at March 31, 2010	3,413,251	2.98
Granted	—	—
Exercised	(43,884)	3.60
Forfeited	(225)	3.60
Expired	(106,492)	3.32
Outstanding at March 31, 2011	3,262,650	2.96
Granted	—	—
Exercised	(27,864)	3.60
Forfeited	—	—
Expired	(446,444)	3.60
Outstanding at March 31, 2012	2,788,342	2.85
Vested and expected to vest at March 31, 2012	2,788,342	2.85	4.1	2,006,567
Exercisable as of March 31, 2012	2,638,342	2.89	3.9	1,802,507

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2012, was calculated based on the closing price of the Company’s common shares on March 31, 2012.

The total intrinsic value of options exercised in the years ended March 31, 2010, 2011 and 2012 are USD nil, USD 10,175 and USD 28,775 respectively.

In March 2011, certain individuals exercised 43,884 share options with an exercise price of USD3.6 per share. The proceeds of USD157,982 (RMB1,035,796) were not received by the Company as of March 31, 2011 and a receivable from shareholders of RMB 1,035,796 was recorded in the shareholders’ equity. The Company received the proceeds in May 2011.

Information relating to options outstanding and exercisable as of March 31,2012 is as follows:

Options outstanding as of March 31, 2012			Options exercisable as of March 31, 2012
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
1,312,600	2.26	3.1	1,312,600	2.26	3.1
707,000	3.60	3.7	707,000	3.60	3.7
250,000	3.60	4.6	250,000	3.60	4.6
109,000	3.60	5.7	109,000	3.60	5.7
100,000	4.75	5.5	100,000	4.75	5.5
9,742	2.69	6.9	9,742	2.69	6.9
300,000	2.12	8.0	150,000	2.12	8.0
2,788,342	2.85	4.1	2,638,342	2.89	3.9

The weighted-average grant-date fair value of options granted during the years ended March 31, 2010, 2011 and 2012 was USD 1.240, USD nil and USD nil per share, respectively. The Company calculated the fair value of the share options on the date of grant using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized as follows:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2010	2011	2012
Expected weighted average volatility	67%	—	—
Expected dividends	—	—	—
Suboptimal exercise factor	2.0x	—	—
Risk-free interest rate (per annum)	3.89%	—	—
Estimated weighted average fair value at grant date of underlying common shares (per share)	USD2.15	—	—

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

Compensation expense for share options is allocated to the following expense items:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Cost of revenues	85,478	568	—
Research and development	125,032	1,450	—
Sales and marketing	100,714	6,897	42,914
General and administrative	1,547,184	1,636,369	547,231
Total share based compensation expenses	1,858,408	1,645,284	590,145

As of March 31, 2012, RMB 403,261 of total unrecognized compensation expense related to nonvested share options is expected to be recognized over a weighted average period of approximately 2 years.

Nonvested shares

A summary of the nonvested shares activities for the year ended March 31, 2010, 2011 and 2012 is presented below:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2009	269,000	1.995
Granted	237,549	3.714
Vested	(65,750)	1.995
Forfeited	(9,750)	1.995
Outstanding at March 31, 2010	431,049	2.943
Granted	20,000	1.655
Vested	(120,121)	2.865
Forfeited	(24,928)	2.209
Outstanding at March 31, 2011	306,000	2.949
Granted	1,060,000	4.963
Vested	(116,245)	2.076
Forfeited	(103,005)	4.470
Outstanding at March 31, 2012	1,146,750	4.788

The total fair value of shares vested during the years ended March 31, 2010, 2011 and 2012, was USD 114,076, USD 219,615 and USD 527,371 respectively.

Compensation expense recognized for nonvested shares for the years ended March 31, 2010, 2011 and 2012 is allocated to the following expense items:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Cost of revenues	226,767	140,900	71,691
Research and development	390,608	194,527	189,462
Sales and marketing	561,363	595,713	344,226
General and administrative	2,257,251	2,075,547	11,068,873
Total share based compensation expenses	3,435,989	3,006,687	11,674,252

As of March 31, 2012, RMB 21,592,099 of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 3.31 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(12)  COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 13, 2008 to repurchase up to USD5 million worth of its outstanding ADSs from time to time in open-market transactions. On February 12, 2010, the Company’s board of director reviewed and approved the continuation of the share repurchase program through March 31, 2011. For the year ended March 31, 2010, 2011 and 2012, the Company repurchased 681,538, nil and nil common shares at a repurchase price of RMB 11,896,328, RMB nil and RMB nil, respectively. In March 2010, the Company retired 1,233,752 treasury shares that was repurchased during the year ended March 31, 2009 and 2010 for RMB 22,023,189. The excess of the repurchase price over the par value of the retired common shares (RMB 84,910) of RMB 21,938,279, was charged to additional paid-in capital.

(13)  SPECIAL CASH DIVIDEND

On June 1, 2011, the Company’s board of directors declared a special cash dividend of USD0.215 per common share, or USD0.43 per ADS. The total amount of cash distributed in the dividend was USD9.8 million (RMB 63,634,726) was paid from the cash held by ATA Inc. in August 2011.

(14)  STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2011 and 2012, the PRC consolidated entities had appropriated RMB 7,160,263 and RMB 10,598,807, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(15)  COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of three to five years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2012 are:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Minimum
Lease Amount
RMB
Year ended:
March 31, 2013	6,081,036
March 31, 2014	3,935,597
March 31, 2015	226,511
March 31, 2016	—
March 31, 2017	—
10,243,144

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2010, 2011 and 2012 were RMB 5,485,788, RMB 5,446,033 and RMB 5,159,138 respectively.

(16)  EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
Numerator:
Net earnings (loss)	(35,349,991)	19,754,016	55,841,470
Less: Dividends paid to participating securities	—	—	(1,476,269)
Net earnings attributable to participating securities	—	(162,360)	—
Net earnings (loss) available to common shareholders	(35,349,991)	19,591,656	54,365,201
Denominator:
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	44,789,512	44,469,182	44,713,418
Plus: Incremental shares issuable upon exercise of share options	—	—	951,469
Denominator for diluted earnings (loss) per share	44,789,512	44,469,182	45,664,887
Basic earnings (loss) per common share	(0.79)	0.44	1.22
Diluted earnings (loss) per common share	(0.79)	0.44	1.19

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended March 31, 2010, 2011 and 2012, because their effect is anti-dilutive:

	Year ended March 31,
	2010	2011	2012
Shares issuable under share options	3,413,251	3,262,650	100,000

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(17)     ATA INC. (“ Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,
	2011	2012	2012
	RMB	RMB	USD
Cash	116,818,694	48,532,826	7,706,681
Prepaid expenses and other current assets	1,308,978	840,201	133,418
Investments in subsidiaries	247,228,859	317,670,591	50,443,921
Total assets	365,356,531	367,043,618	58,284,020

Accrued expenses and other current liabilities	1,293,531	629,047	99,888
Total liabilities	1,293,531	629,047	99,888

Common shares	3,428,840	3,442,803	546,694
Receivable from shareholders	(1,035,796)	—	—
Additional paid in capital	491,585,143	440,832,695	70,001,222
Accumulated other comprehensive loss	(22,217,189)	(26,004,399)	(4,129,321)
Accumulated deficit	(107,697,998)	(51,856,528)	(8,234,463)
Total shareholders’ equity	364,063,000	366,414,571	58,184,132
Total liabilities and shareholders’ equity	365,356,531	367,043,618	58,284,020

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Operations

	Year Ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD

Operating expenses	(11,663,959)	(8,754,744)	(7,487,523)	(1,188,968)
Investment income (loss)	(23,643,581)	27,535,955	60,175,402	9,555,443
Interest income	12,696	97,045	377,333	59,918
Foreign currency exchange gains (losses), net	(55,147)	875,760	2,776,258	440,851
Earnings(loss) before income taxes	(35,349,991)	19,754,016	55,841,470	8,867,244
Income tax expense	—	—	—	—
Net income (loss)	(35,349,991)	19,754,016	55,841,470	8,867,244

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Year Ended March 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
Net cash used in operating activities	(12,425,281)	(8,122,776)	(4,529,639)	(719,276)
Cash flows from investing activities :
Payments of investment in subsidiaries	(94,398,750)	—	—	—
Advances to (collection from) subsidiaries	(68,744)	(5,139)	1,140,127	181,044
Payment for JDX acquisition	(2,305,553)	—	—	—
Net cash provided by (used in) investing activities	(96,773,047)	(5,139)	1,140,127	181,044

Cash flows from financing activities :
Proceeds from exercise of share options	—	—	631,844	100,333
Cash paid for repurchase of common shares	(11,896,328)	—	—	—
Collection of receivable from shareholders	5,226,173	—	1,035,796	164,477
Special cash dividend	—	—	(63,634,726)	(10,104,760)
Net cash used in financing activities	(6,670,155)	—	(61,967,086)	(9,839,950)

Effect of foreign exchange rate changes on cash	(330,780)	(4,039,042)	(2,929,270)	(465,148)
Net decrease in cash	(116,199,263)	(12,166,957)	(68,285,868)	(10,843,330)
Cash at beginning of year	245,184,914	128,985,651	116,818,694	18,550,011
Cash at end of year	128,985,651	116,818,694	48,532,826	7,706,681

Supplemental disclosures of cash flow information :
Non-cash investing and financing activities:
Receivable from shareholders for exercise of common share options	—	1,035,796	—	—