Form 20-F
period 2013-03-31
ATA Inc.
filed 2013-06-26
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

46,000,312 common shares.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

☐ Yes   ☒ No

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

•                  all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•                  “PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended March 31, 2011, 2012 and 2013 and audited consolidated balance sheets as of March 31, 2012 and 2013. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

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

ITEM 2.                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                           KEY INFORMATION

A.                         Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the fiscal years ended March 31, 2011, 2012 and 2013 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. Our selected consolidated statements of comprehensive income data for the years ended March 31, 2009 and 2010 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2009, 2010 and 2011 are derived from audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net Revenues
Testing services	137,046	187,158	243,103	290,881	335,791	54,066
Test preparation and training solutions	25,071	11,149	15,427	26,996	11,343	1,826
Other (1)	55,428	46,725	45,374	34,208	19,541	3,146
Total net revenues	217,545	245,032	303,904	352,085	366,675	59,038
Gross profit	124,937	115,497	154,688	193,267	177,844	28,635
Total operating expenses	98,549	145,552	133,796	128,781	150,830	24,285
Income (loss) from operations	26,388	(30,055)	20,892	64,486	27,013	4,349
Foreign currency exchange gains (losses), net	665	(284)	1,138	3,633	77	12
Income tax expense	(6,638)	(5,742)	(3,312)	(14,339)	(7,005)	(1,128)
Net income (loss)	22,810	(35,350)	19,754	55,841	23,208	3,737

	For the fiscal year ended March 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Basic earnings (loss) per common share	0.50	(0.79)	0.44	1.22	0.50	0.08
Diluted earnings (loss) per common share	0.49	(0.79)	0.44	1.19	0.50	0.08
Basic earnings (loss) per ADS (2)	1.00	(1.58)	0.88	2.44	1.00	0.16
Diluted earnings (loss) per ADS (2)	0.98	(1.58)	0.88	2.38	1.00	0.16
Dividends declared per common share	—	—	—	1.393	0.554	0.087
Weighted average common shares outstanding
Basic	45,376,008	44,789,512	44,469,182	44,713,418	44,967,823
Diluted	46,431,518	44,789,512	44,469,182	45,664,887	45,115,617

(1)            Includes net revenues from test-based educational services of RMB42,545,536, RMB31,786,398, RMB25,727,038, RMB12,614,294 and RMB6,778,429 ($1,091,394) in the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013, respectively.

(2)            Each ADS represents two common shares.

	As of March 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Balance Sheet Data:
Cash	310,503	213,874	268,058	257,168	290,030	46,698
Accounts receivable, net	71,077	82,900	47,052	81,845	51,115	8,230
Total current assets	399,002	309,074	325,491	355,069	354,770	57,121
Total assets	471,245	428,503	435,447	460,720	457,818	73,713
Deferred revenues, current	40,238	25,837	19,101	27,333	7,377	1,188
Total current liabilities	85,189	78,223	67,448	91,066	79,568	12,811
Total liabilities	91,004	83,028	71,384	94,305	82,271	13,246
Accumulated deficit	(92,102)	(127,452)	(107,698)	(51,857)	(28,649)	(4,613)
Common shares	3,504	3,419	3,429	3,443	3,461	557
Total shareholders’ equity	380,241	345,475	364,063	366,415	375,548	60,467

	For the fiscal year ended March 31,
	2009	2010	2011	2012	2013
Key Operating Data:
Number of tests delivered (1)	5,063,379	5,760,147	7,162,462	8,529,095	9,266,581

(1)            Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding free tests in the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013 was 5,063,379, 5,760,147, 6,907,158, 8,026,639 and 8,744,859, respectively.

Exchange Rate Information

We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2108 to US$1.00, which was the noon buying rate in effect as of March 29, 2013. The noon buying rate on June 21, 2013 was RMB6.1328 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2009	6.8684	7.0185	6.7800	6.8329
Fiscal year ended March 31, 2010	6.8268	6.8319	6.8180	6.8258
Fiscal year ended March 31, 2011	6.5645	6.5743	6.5483	6.5483
Fiscal year ended March 31, 2012	6.3980	6.5477	6.2935	6.2975
Fiscal year ended March 31, 2013	6.2880	6.3879	6.2105	6.2108

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Most recent six months:
December 2012	6.2328	6.2502	6.2251	6.2301
January 2013	6.2215	6.2303	6.2134	6.2186
February 2013	6.2323	6.2438	6.2213	6.2213
March 2013	6.2154	6.2246	6.2105	6.2108
April 2013	6.1861	6.2078	6.1647	6.1647
May 2013	6.1416	6.1665	6.1213	6.1340
June 2013 (period through June 21)	6.1307	6.1359	6.1248	6.1328

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

Our three largest clients in the fiscal year ended March 31, 2013, the Securities Association of China, or SAC, the China Banking Association, or CBA, and the Chinese Institute of Certified Public Accountants, or CICPA, accounted for 23.0%, 16.5% and 14.8%, respectively, of our net revenues in that period. We provide both computer-based testing services and online test preparation services to the SAC. We generated RMB76.5 million ($12.3 million ) and RMB7.7 million ($1.3 million ) from provision of computer-based testing services and online test preparation services, respectively, to the SAC in the fiscal year ended March 31, 2013. For computer-based testing services, we enter into an annual contract with the SAC each year providing detailed terms of our engagement. We are currently delivering tests for the SAC under our 2013 contract, which was entered into in January 2013 and expires in December 2013. For test preparation services, since December 2011 the SAC has been in the process of assessing the feasibility of running its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a contract through March 2013 under which we provide technical and services support during the contract period. We are currently providing data transfer services to the SAC, upon the completion of which we will earn revenue of RMB1.0 million. We do not expect any further revenue from providing test preparation services to the SAC subsequent to our completion of these data transfer services.

As of March 31, 2013, our accounts receivable from SAC were RMB19.6 million ($3.2 million).

Due to our dependence on a limited number of clients, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our financial condition or results of operations:

•                  a reduction, delay or cancellation of contracts or product or service orders from one or more of our major clients;

•                  a delay in paying or failure to pay outstanding accounts receivable;

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

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we had RMB46.8 million in revenues in the quarter ended September 30, 2012 as compared to RMB179.4 million in revenues in the quarter ended December 31, 2012 primarily because one of our major test sponsors, the CICPA, held tests during the third quarter for the fiscal year ended March 31, 2013.

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

The Chinese market for our services is still emerging and evolving rapidly. If market acceptance of our services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

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

•                  possible perceived security and academic integrity risks associated with computer-based testing services and third-party curriculum providers; and

•                  reluctance of the academic community to adopt computer-based learning materials and computer-based tests.

A decline in the demand for computer-based testing services by test sponsors could negatively affect demand for our computer-based testing services and technologies. Even if demand for computer-based testing services continues to grow, this demand may not grow as quickly as we anticipate.

In addition, we have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, including our HR Select employee assessment solution, distribution and administration of the Test of English for International Communication, or TOEIC, exam in China, all of which we launched in 2009. We generated RMB54.5 million, RMB88.0 million and RMB88.4 million ($14.2 million) from the HR Select and TOEIC services in the fiscal years ended March 31, 2011, 2012, and 2013, respectively. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks that we face expanding in this market include the following:

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

The success of our service offerings going forward also depends on our ability to gain and maintain relevant business relationships, such as our relationship with major test sponsors for computer-based tests in China, our relationship with Educational Testing Services, or ETS, in relation to our distribution and administration of TOEIC exams in China, and our relationship with Saville Consulting in relation to psychometric tests for our HR Select employee assessment solution. If our new service offerings are ultimately unsuccessful or do not grow as rapidly as we expect, our net revenues and profitability will be adversely affected.

Breaches or perceived breaches of our security measures relating to test collection, scoring and storage or unauthorized disclosure or misuse of personal data through breach of our computer systems or otherwise could cause us to receive negative publicity and lose clients and expose us to protracted and costly litigation.

As part of our service offerings, we collect, process, transmit and store highly confidential information, including personal information and test questions, answers and scores. Maintaining the security and confidentiality of the information we handle as part of our testing services is essential to protecting the integrity and accuracy of the test taking process and retaining our client base. In addition, any breach or perceived breach in our security measures pertaining to the collection, processing, transmission or storage of such information as a result of third-party action, employee error, and malfeasance or otherwise, or any instances or claims of cheating on tests that we administer, could result in liability claims and have a negative impact on our reputation. Additionally, we could be subject to liability claims or regulatory penalties for misuses of information collected from clients or students or for the unauthorized disclosure or unauthorized or inappropriate use of such information. Any such negative publicity or liability claims could have a significant negative impact on our future business, cause us to lose clients and expose us to costly litigation.

Reductions in public funding available to our clients that are governmental agencies could adversely impact demand by these agencies and institutions for our products and services.

We have derived a significant portion of our total net revenues from licensing and service fees from Chinese governmental agencies. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services. For example, in the fiscal year ended March 31, 2010, NTET sales decreased significantly relative to the previous fiscal years, due to a delay in the government’s implementation of the national NTET certification requirement and the associated cuts in relevant government budgets. We had no NTET sales in the fiscal years ended March 31, 2011, 2012 and 2013.

A significant portion of our revenues are dependent on market acceptance of our E-testing platform and other computer-based testing technologies, and if we are unable to anticipate and meet our clients’ technological needs and challenges from new technologies and industry standards, our products and services may lose market acceptance or become obsolete, and our margins and results of operations may be adversely affected.

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

As of March 31, 2013, we had contractual relationships with 2,804 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.

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

Our future success is dependent upon the continued services of our key executives, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on Kevin Xiaofeng Ma, our chairman and chief executive officer for his business vision, management skills, technical expertise, experience in the testing, IT and education industries and working relationships with many of our clients, shareholders and other participants in the testing, IT and education industries. If Mr. Ma is unable or unwilling to continue in his present positions, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily and our business may be severely disrupted. We do not maintain key-man life insurance for Mr. Ma or for any of our other employees.

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

Our copyrights, trademarks, trade secrets, patents and other intellectual property are important to our success. In particular, we believe that our “ATA” brand name represents a valuable asset as we have sought to gain a reputation for high quality and secure testing services and advanced testing technologies within our markets. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trademark, patent, and copyright law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of March 31, 2013, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) , or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the Securities Exchange Comission, or SEC, against five PRC-based accounting firms, including the mainland China affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including the mainland China affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if the mainland China affiliate of our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another China-based registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NASDAQ Global Select Market, which event would effectively terminate the trading market for our ordinary shares in the United States, and/or to the SEC’s revoking the registration of our ordinary shares under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ordinary shares in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2013, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among ATA Testing Authority (Holdings) Limited, or ATA BVI, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder and director. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement and powers of attorney entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012. We may enforce the pledge by foreclosing on the pledge equity interest to recover amounts due in the event of breach by ATA Online of the technical support agreement, strategic consulting service agreement or covenants under the equity pledge agreement.

In or around September 2011, various media sources reported that the CSRC had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In addition, the Notice on Establishing a Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, which was promulgated by MOFCOM and became effective on September 1, 2011, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. According to Industry list of Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors, industries relating to our business, such as other storage, telecom and other information transfer services, may fall under the purview of the national security review rules.

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

The new PRC Enterprise Income Tax Law, or New EIT Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the Chinese tax authorities determine that our contractual arrangements with ATA Online were not priced at arm’s length for purposes of determining tax liability. If the Chinese tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for Chinese tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for Chinese tax purposes, of deductions recorded by ATA Online, which could adversely affect us by increasing the tax liabilities of ATA Online. This increased tax liability could further result in late payment fees and other penalties to ATA Online for underpaid taxes. Any payments we make under these arrangements or adjustments in payments under these arrangements that we may decide to make in the future will be subject to the same risk.

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

Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on a series of contractual arrangements with ATA Online, in which we have no equity ownership interest, to conduct our online businesses. These contractual arrangements include loan agreements, technical support agreement, strategic consulting service agreement, call option and cooperation agreement, equity pledge agreement and powers of attorney.  They are intended to provide us with the power to direct the activities of ATA Online that most significantly impact ATA Online’s performance and allow us to obtain the economic benefits from ATA Online, but may not be as effective in providing control over ATA Online as equity ownership. For example, ATA Online and its shareholders could breach the terms of the contractual arrangements by, among other things, failing to operate our online businesses in an acceptable manner or taking other actions that are detrimental to our interests. As a protection against such risks, ATA Online and its shareholders are prohibited under the contractual arrangements from engaging in certain activities without our consent, including a prohibition on any transfer by ATA Online’s shareholders of their equity interest in ATA Online and a prohibition on ATA Online entering into similar technical support and strategic consulting agreements with third parties. In addition, we have the exclusive option to purchase or have our designee purchase each shareholder’s equity interest in ATA Online at any time so long as such purchase is in compliance with PRC laws. Due to restrictions under PRC law on foreign ownership of Internet-based businesses in China, we are not permitted to exercise the exclusive option to directly purchase ATA Online’s equity interests. There are no material restrictions under PRC law if we were to designate PRC citizens or non-foreign-invested PRC enterprises as our designees to purchase ATA Online’s equity interests or assets.

The shareholders of ATA Online have pledged their entire equity interest in ATA Online to ATA Learning to guarantee ATA Online’s and its shareholders’ performance of their obligations under the technical support agreement and the strategic consulting service agreement. Pursuant to the Property Law of the PRC, a pledge must be registered with the competent local branch of the State Administration of Industry and Commerce after the execution of the relevant pledge agreement. We registered the equity pledges under the equity pledge agreement with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce in April 2012. The shareholders of ATA Online have also assigned their rights as a shareholder of ATA Online to ATA Learning, including but not limited to voting rights and rights to appoint directors and executive management of ATA Online pursuant to the powers of attorney.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2013, our Chinese subsidiaries allocated RMB14.9 million ($2.4 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore is entitled to a preferential tax rate of 15% retroactively for calendar years 2011 to 2013. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. In July, May and July of 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. We cannot assure you that ATA Testing, ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

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

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise.” In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

China’s regulation of loans and direct investments by offshore holding companies or their Chinese subsidiaries or affiliates may restrict our ability to execute our business strategy.

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

To further clarify and simplify the implementation of Notice 75, SAFE has issued various rules, including Circular19, which was issued on May 20, 2011 and took effect on July 1, 2011. Circular 19 established more specific and stringent supervision on the registration process required by Notice 75. For example, Circular19 imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities concerning any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries may lead to potential liability for the subsidiaries. Under these foreign exchange regulations, PRC residents who make, or have previously made direct or indirect, investments in special purpose vehicles or SPVs prior to the implementation of these foreign exchange regulations will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change not involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, even though here is no explicit deadline for such registration.

Two of our significant shareholders, Kevin Xiaofeng Ma and Walter Lin Wang, have completed their registrations with SAFE, and we have urged our other Chinese resident shareholders to register under Notice 75 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with Notice 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “Risks Relating to Regulation of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

Furthermore, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Risks Relating to the People’s Republic of China

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could reduce our net revenues.

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

Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including a few confirmed human cases. China reported the occurrence of a number of cases of H1N1 virus in China related to the global outbreak of H1N1 that began in the first half of 2009. A new avian flu strain H7N9 began appearing in China in early 2013, which has reportedly infected over 100 people and killed 23 across multiple provinces in China as of late April 2013. Any prolonged adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of exams or classes to avoid students and others from congregating in closed spaces. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Relating to Our ADSs

Our ADS price and the ADS or stock prices of other companies with business operations primarily in China have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2012 and June 1, 2013, our ADS price as reported on Nasdaq ranged between a low of $3.18 and a high of $7.45. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended May 31, 2013 was approximately 3,914 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of June 26, 2013, there were 46,169,410 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 2,747,342 common shares, including options to purchase an aggregate of 2,684,842 common shares immediately exercisable as of June 26, 2013. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements described below and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Three of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 55.5% of our outstanding common shares as of June 26, 2013. SB Asia Investment Fund II L.P. has one board representative on our five-director board, and beneficially owns approximately 33.0% of our outstanding common shares as of June 26, 2013. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.

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

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•                  provisions that provide for a staggered board which operates to prevent a third party from obtaining control of our board in a relatively short period of time because at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in majority of the board.

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

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 2,804 authorized test centers located throughout China as of March 31, 2013. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2013, we have delivered approximately 59.2 million tests, including approximately 11.4 million free tests for business development purposes. Over the course of two days on October 13 and October 14, 2012, we delivered tests to more than 1.3 million test takers for the CPA, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2013, approximately 9.3 million tests were delivered using our computer-based testing technologies and services.

Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors, including Microsoft, have adopted for their computer-simulated tests given around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats and a new mobile testing platform to make test administration easier and cheaper.

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

Our total net revenues increased from RMB303.9 million in the fiscal year ended March 31, 2011 to RMB352.1 million in the fiscal year ended March 31, 2012 and RMB366.7 million ($59.0 million) in the fiscal year ended March 31, 2013. We had net income of RMB19.8 million in the fiscal year ended March 31, 2011, RMB55.8 million in the fiscal year ended March 31, 2012 and RMB23.2 million ($3.7 million) in the fiscal year ended March 31, 2013.

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

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Macao, which we refer to as our ATA authorized test centers. As of March 31, 2013, we had contractual relationships with 2,804 ATA authorized test centers, of which 1,929 hosted tests delivered through our testing platform within the last 24-month period and 1,506 possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2013:

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

Our Dynamic Simulation Technology is a performance-based testing technology that provides the format for creating, illustrating, running and scoring tests in a virtual computer environment that accurately and realistically simulates the operating environment and functions of the software applications being tested without requiring the installation or use of those applications. Our Dynamic Simulation Technology is designed to provide maximum interactivity and allow the test taker to perform tasks in the simulated environment and operate through multi-level testing paths. The current version of Dynamic Simulation Technology, version 5.0, is an interpreter-based simulation technology, which represents our fifth generation of simulation testing technologies.

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

We have developed a mobile test administration platform to service our clients called the Mobile Testing Service, or MTS, which we believe significantly enhances the security and efficiency and cost-effectiveness of test administration. Our mobile platform has already been deployed for use in our administration of the Cambridge Computer-based Young Learners Exam in Hong Kong, and we expect it to garner widespread use in the future.

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

Our Service Offerings

Testing Development and Delivery Services

Computer-based test authoring, delivery and result analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the authoring, delivery and analysis of computer-based tests as well as logistical services such as test registration, scheduling and fee collection. We have assisted our clients with creating and delivering a wide range of computer-based tests, including professional association or licensure tests required by governmental agencies for positions within various governmental agencies or industry associations that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:

•                  the National Unified Certified Public Accountants Exam, designed and regulated by the CICPA;

•                  the Certification of China Banking Professionals Exam, designed and regulated by the CBA under the supervision of the China Banking Regulatory Commission;

•                  the Qualifications Exam for Individuals Engaged in the Securities Industry, designed and regulated by the SAC under the supervision of the China Securities Regulatory Commission;

•                  the Security Fund Exam, designed and regulated by the SAC under the supervision of the China Securities Regulatory Commission;

•                  the National Security Guard Exam, designed and regulated by the Ministry of Public Security of the People’s Republic of China;

•                  IT vendor tests that assess the technical skills and competence of IT professionals in relation to specific types of IT applications, computer operating systems or other IT skill sets, and that allow test takers to obtain a professional license or certification in a specific subject area, job title or career path; and

•                  corporate assessment services for large scale/daily recruitment and internal personnel assessment purposes.

Utilizing our comprehensive and advanced item authoring system and rendering technologies, we assist our clients in developing sophisticated computer-based tests, including performance-based items. Creation of effective and user-friendly computer-based tests involves a multi-step process:

•                  Test design. Our content development consultants work together with the client to determine the test purpose, target audience, test objectives and required competency level to formulate an overall test blueprint. We then arrange for the client to work with our subject matter experts, or to engage outside subject matter experts with specific experience in the subject area, to work with us on the scope of knowledge covered by the test and to design and author specific testing items for required knowledge points.

•                  Test item authoring. Based on the test blueprint and using our advanced test engine technologies, we work together with subject matter experts to create test items designed to determine a test taker’s proficiency and speed in solving both practical and conceptual problems. The test items are designed to support immediate test scoring and results analysis. Test items generally fall into two types: traditional items and performance-based items. Once all of the test items have been created, our content development consultants and subject matter experts commence a review process to ensure the validity of each test item, clarity of language and overall quality. All of the test items are then deposited in a master test item pool.

•                  Test form and item bank construction. Once the test items are ready, we tag parameters to test items for building up test item banks, which enable test forms to be formulated. Test forms with equal level of difficulty are generated from the test item bank based on the pre-defined blueprint of the test to ensure fairness across test forms.

•                  Final user acceptance beta test. Before publication, the test undergoes a final user acceptance beta test during which volunteer test takers take the test and provide feedback. Based on the test results from the beta test, we are able to evaluate the efficacy of the test, eliminate problematic test items and otherwise fine tune the test items to ensure quality.

•                  Continuous upgrades through result analysis and user feedback. As we deliver tests in real-world environments, we monitor and analyze the quality and adequacy of the test content and implement upgrades as we develop or adopt new technologies and techniques. We also communicate with test users and collect feedback from the test sponsors and test takers to ensure that desired improvements are made in a timely manner.

Depending on the client’s needs, we perform some or all of the above services to each client. For example, in some cases, clients may have already created all of the test items and may only require us to build the test using our ATA E-testing platform. Computer-based tests can also be scheduled on an on-demand basis, or as regularly scheduled tests, which must be prescheduled and taken by test takers at a designated time.

Our computer-based testing delivery services generally include the following, subject to the test sponsor’s specific needs:

•                  installing our ATA E-testing platform on the client’s computer system to enable centralized administrative tasks to be implemented for the test or, in the case of repeat clients, updating the platform as necessary, for new tests;

•                  providing technical support throughout the test administration process;

•                  updating test session information and performing test rehearsals and final testing environment inspection;

•                  implementing the test sessions and collecting responses from candidates; and

•                  processing test scores, summarizing and analyzing test scores and generating results.

We also offer a number of logistical support services relating to test administration that we incorporate into the testing fee for our test delivery platform based on client’s customized needs. These support services include:

•                  managing test taker registration and scheduling;

•                  managing test taker fee collection;

•                  preparing and conducting pre-test training of personnel at each ATA authorized test center;

•                  providing test data management, such as test score publishing and inquiry; and

•                  preparing and delivering certificates for test takers who have satisfied the test sponsor certification requirements.

We usually offer test content creation services and test delivery services as an integrated solution and collect a fixed fee per test per test taker. The fee we charge depends on the length and complexity of the test, the amount of effort it takes to transform the testing content into a computer-based test format and other factors in the test development and administration process, such as security levels and the amount of logistical services provided.

Distribution and administration of TOEIC exams in China. Since March 2009, we have become the exclusive distributor and test administrator of TOEIC exams in China, which are operated by ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam is being used by over 14,000 companies, government agencies and English language learning programs in 150 countries, with around seven million TOEIC exams administered around the world last year. TOEIC has become the top professional English language assessment tool in the world, according to ETS.

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

Distribution and administration of ACT exams in China. We entered into a three-year Master Agreement in October 2012 with ACT, Inc. (“ACT”) to distribute and market certain ACT test titles and assessment-related products. Under a separate addendum signed on the same day, we will administer the ACT college admission test at test centers operated by ATA and schools running the Global Assessment Certificate Program in China, and collect a per-test taker fee for each test delivered.

Distribution and administration of Cambridge tests. We entered into an exclusive ten-year Master Distribution and Services Agreement in March 2013 with The Chancellor, Masters and Scholars of the University of Cambridge (“Cambridge”), an affiliate of the University of Cambridge which has the largest dedicated research department of any UK-based language assessment organization.  Under this agreement, we will develop, host, market, and distribute certain Cambridge tests and collect a per-test taker fee for each test delivered. As of March 31, 2013, we have enabled the delivery of 49 of its Computer-based Young Learners Exam (“CBYLE”) in Hong Kong with ATA testing technologies and expect to expand delivery of this and other Cambridge test titles in the future through ATA testing technologies.

Test Preparation and Training Solutions

We offer test preparation and training programs and services to test candidates preparing to take professional certification tests as well as candidates aiming to fulfill their continuing educational requirement after passing their licensure exams in these industries. Our test preparation and training solutions integrate our testing and assessment technologies with test preparation and training content targeted at professional licensure and certification tests in China.

Online test preparation and training platform for the securities and banking industries. Leveraging the increased scale of ATA-delivered securities certification test, ATA Online launched an online test preparation Internet web site in coordination with the SAC to provide a flexible and scalable platform aimed at helping candidates across China to fulfill their Continuous Professional Development (CPD) requirement after passing their professional licensure and certification tests delivered by ATA. Test preparation and training customers gain access to Internet web sites that contain the latest training materials provided by the test sponsors and streaming video teaching sessions and practice tests developed by ATA. Since December 2011, the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a contract under which we provided technical and services support during the assessment period. We are currently providing data transfer services to the SAC, upon the completion of which we will earn revenue of RMB 1.0 million. We do not expect any further revenue from providing test preparation services to the SAC subsequent to our completion of these data transfer services.

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

HR Select incorporates sophisticated database technologies for retaining and categorizing key candidate data, allowing human resource managers to effectively and efficiently process and filter a large number of candidate resumes. More importantly, we believe HR Select as a platform for testing, comparing and analyzing general, industry-specific and job title-specific capabilities and skill-sets makes it a unique offering in the market. Employers using HR Select can choose to adopt any of a multitude of evaluation parameters, including:

•                  General work skills, including among others foreign language skills, software application skills, management skills, reading comprehension ability and data processing skills;

•                  Position-specific skills, including customized tests for IT, finance, management, customer service, administrative and sales positions; and

•                  Compatibility traits, which look at non-skills elements that indicate a candidate’s likelihood of success, such as personal values, self-image, self-motivation and other personality traits.

HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these parameters and to analyze and categorize the results to make effective recruitment decisions. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. HR Select currently offers tailored evaluation tests for 600 positions with over 260 evaluation modules. For example, TOEIC and Saville, which is a career aptitude test, are available via the HR Select service to assess a candidate’s business English skill and job aptitude, respectively. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate the standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

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

Career-Oriented Educational Services

Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students with skills for particular job titles and to pass IT and other vocational certification tests. Each single course program we offer is typically centered on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. Our degree major course programs are designed to help graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets. In general, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. Our pre-occupational training programs provide students with a simulated internship environment replicating what these students would experience in an actual internship and that are designed to prepare students for actual job positions. A typical pre-occupational training program will last for two to three months.

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

Conduct of the Test

We train all test center personnel on protocols and supervision techniques to be used during test time. Test center administrators confirm test takers’ identities through photographs, fingerprints and other biometric data. We also issue to each test taker upon registration a password that must be inputted on the test day to start the test. Once the test session has begun, software installed as part of each test tracks all actions and operations taken during the test and records them on the test site central server in real time. The testing software prevents test takers from accessing any network during test time. When a test taker opens up a question, it is decrypted and displayed. To protect against cheating, we have invested in surveillance equipment and the order in which test answer choices appear is randomly generated with each answer choice encoded as a unique number and letter chain. Immediately upon the test taker’s completion of each test item, the recorded data is re-encoded and re-encrypted.

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

Intellectual Property

Intellectual property protections, including copyrights, trademarks, patents, and trade secrets are important to our success. We rely on copyright, trademark and patent law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. All of our senior management and engineering employees are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, innovations and other processes generated by them that relate to our business are our property, and to assign to us any ownership rights in those works. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization.

We have registered 132 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.

As of March 31, 2013, we have also registered 207 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

We have also sought patent protection relating to our testing technology. On February 22, 2013, we submitted two applications with China’s State Intellectual Property Office seeking dual invention patent protection and utility model protection for our testing transmission technology. We expect to obtain approval within approximately 18 months for the invention patent and within approximately six months for the utility model patent from the date of the application. Once approved, we are entitled to a protection period of 20 years for the invention patent and 10 years for the utility model patent starting from the date of application. In addition, our testing technologies also enjoy protection in China as trade secrets under China’s Anti-Unfair Competition Law.

Clients

The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The SAC, CBA and CICPA accounted for 23.0%, 16.5% and 14.8%, respectively, of our total net revenues for the fiscal year ended March 31, 2013. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2013.

As of March 31, 2013, we had 512 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2013, our five largest computer-based testing services clients based on revenue were:

•                  the SAC, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

•                  the CBA, which has been designated by the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

•                  the CICPA, which has been designated by Ministry of Finance of the People’s Republic of China as the sole administrator of CPA qualification tests in China;

•                  the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security; and

•                  Agricultural Bank of China.

These five clients represented an aggregate of 65.0% of our total net revenues for the fiscal year ended March 31, 2013.

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

We believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 2,804 authorized test centers in China, including centers in every province in China, as of March 31, 2013. To our knowledge, based on interactions with clients and others in the market, there are no other commercial computer-based testing service providers in China with a test center network as large as ours. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2013, approximately 9.3 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,000,000 tests per day.

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

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 132 software copyrights with the Copyright Protection Center of China.

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

As a result of current Chinese laws and regulations that impose substantial restrictions on foreign investment in the Internet businesses in China, we conduct our online test preparation business in China through a series of contractual arrangements entered into among us, ATA Learning, and our newly formed affiliated PRC entity, ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our chairman and chief executive officer, and Walter Lin Wang, our director, both of whom are PRC citizens. See Item 4.C. “Organizational Structure.” ATA Online has obtained the licenses and approvals that are required to operate the online test preparation business.

Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. In addition, ATA Learning has entered into an equity pledge agreement with each of the shareholders of ATA Online pursuant to which each of the shareholders has pledged all of his or her interest in ATA Online to ATA Learning as security for the performance of ATA Online’s obligations under the technical support agreement and the strategic consulting service agreement. Under PRC law, a pledge of equity interest can only be valid after such pledge is registered with the relevant local branch of the State Administration of Industry and Commerce. Only such registration secures our interest in the equity as collateral. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012. Pursuant to a call option and cooperation agreement with ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI has the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable PRC laws and regulations. Our contractual arrangements also include powers of attorney with each of the shareholders of ATA Online, pursuant to which they each have assigned their rights as ATA Online’s shareholders, including but not limited to voting rights and rights to appoint directors and executive management of ATA Online, to ATA Learning. However, we do not have any direct ownership interests or direct voting rights in ATA Online.

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

On December 29, 2011, the MIIT promulgated Certain Rules on Regulating the Order of the Internet Information Service Market (“Internet Market Order Rules”), which became effective on March 15, 2012. The Internet Market Order Rules aim to regulate the order of the Internet information service market, protect the legitimate rights and interests of Internet information service providers and users, and promote the healthy development of the Internet industry. Pursuant to the Internet Market Order Rules, an Internet information service provider shall offer services under the principles of equality, voluntariness, fairness and integrity, and shall not commit acts infringing the legitimate rights and interests of other service providers such as maliciously interfering in services offered by other Internet information service providers at user terminals, or maliciously interfering in the downloading, installation, operation and upgrading of software and other products related to Internet information services, or refusing, postponing or ceasing to provide users with Internet information services or products without any proper reason. An Internet information service provider may be subject to administrative penalties, including warnings and fines and other legal liabilities, for violations of the Internet Market Order Rules. On December 28, 2012, the Standing Committee of Congress of the PRC issued the Decision on Strengthen Internet Information Protection, reiterating that an Internet information service provider shall explicitly specify the purpose, method, and scope of collecting user’s individual information and shall obtain user’s consent prior to such collection. An Internet service provider is also prohibited from sending unsolicited commercial information to users. Non-compliance of these provisions may result in civil, administrative or criminal penalties.

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

Regulation of Domain Names and Web Site Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2013, we have registered 207 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

To further clarify and simplify the implementation of Notice 75, SAFE has issued various rules, including Circular 19, which was issued on May 20, 2011 and took effect on July 1, 2011. Circular 19 established more specific and stringent supervision on the registration process required by Notice 75. For example, Circular19 imposes obligations on onshore subsidiaries of an offshore entity to make true and accurate statements to the local SAFE authorities concerning any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Untrue statements by the onshore subsidiaries may lead to potential liability for the subsidiaries. Under these foreign exchange regulations, PRC residents who make, or have previously made direct or indirect, investments in special purpose vehicles or SPVs prior to the implementation of these foreign exchange regulations will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change not involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, even though here is no explicit deadline for such registration.

Two of our significant shareholders, Kevin Xiaofeng Ma and Walter Lin Wang, have completed their registrations with SAFE, and we have urged our other Chinese resident shareholders to register under Notice 75 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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

To comply with PRC laws and regulations restricting foreign ownership in distributors of Internet content, our online test preparation business in China is conducted through a series of contractual arrangements entered into among ATA BVI, ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder and director, in the percentages described in the diagram above. ATA Online holds the license required to operate the online portion of our test preparation and training solutions business. We do not have any direct ownership interest or direct shareholding rights in ATA Online. For a detailed description of these contractual arrangements, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions.” As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements.

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

D.                         Property, Plant and Equipment

Our principal executive offices are located in approximately 3,232 square meters of office space used by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, among which 2,170 square meters of office space are owned by us and 1,062 square meters of office space are leased by us. We also occupy approximately 3,101 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Chengdu and Guangdong. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.                  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                         Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our total net revenues increased from RMB303.9 million in the fiscal year ended March 31, 2011 to RMB352.1 million in the fiscal year ended March 31, 2012 and RMB366.7 million ($59.0 million) in the fiscal year ended March 31, 2013. We had net income of RMB19.8 million in the fiscal year ended March 31, 2011, RMB55.8 million in the fiscal year ended March 31, 2012 and RMB23.2 million ($3.7 million) in the fiscal year ended March 31, 2013.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created and delivered using our testing technologies. Revenues from testing services accounted for 80.0%, 82.6% and 91.6% of our total net revenues in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. Since March 2009, we have been the exclusive agent for delivering the Test of English for International Communication, or TOEIC, in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2009, 2010, 2011, 2012 and 2013.

Number of Exams Delivered (1)

(1)             Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2009, 2010, 2011, 2012 and 2013 was 5,063,379, 5,760,147, 6,907,158, 8,026,639 and 8,744,859 respectively.

We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities industries. ATA Online has launched online test preparation and training Internet web sites in coordination with the SAC to help candidates across China fulfill their continuing educational requirement after passing their professional licensure and certification tests, which are delivered through our test delivery platform. Revenues from our test preparation and training solutions accounted for 5.1%, 7.7% and 3.1% of our total revenue in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

We operate our business and generate our net revenues primarily through our wholly owned subsidiaries in China, ATA Testing and ATA Learning. Due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, we operate our online businesses, including our test preparation and training business and the online portion of our HR Select employee assessment solution program, and provide our computer-based testing services for the National Security Guard exam and China Customs exam through ATA Online, which we effectively control and enjoy the economic benefits through a series of contractual arrangements entered into among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders. We do not have any direct ownership interest or direct shareholding rights in ATA Online. ATA Online primarily holds assets related to the delivery of our online test preparation and training services, such as the Internet provider license, accounts receivable, prepaid expenses, and equipment. ATA Online had total assets of RMB28.3 million ($4.6 million) as of March 31, 2013. ATA Online generated net revenues of RMB25.0 million ($4.0 million) and a gross loss of RMB0.1 million ($0.0 million) for the fiscal year ended March 31, 2013. Its total operating expenses were RMB12.5 million ($2.0 million) for the fiscal year ended March 31, 2013.  In addition, ATA Online had approximately RMB13.2 million ($2.1 million) in net cash used in operating activities, RMB1.1 million ($0.2 million) in net cash used in investing activities and RMB nil in net cash used in financing activities for the fiscal year ended March 31, 2013.

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

•                                                     require us to restructure our corporate and contractual structure; and

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

Factors Affecting Our Results of Operations

The key factors affecting our results of operations are:

•                  growth in China’s professional services sector resulting in increasing demand for qualified and certified talent in China and in the finance industry in particular;

•                  overall economic growth and rising income levels in China contributing to increased spending on education, testing and test preparation;

•                  government and industry initiatives to standardize and license professionals in industries such as securities, futures, banking, law and accounting;

•                  growth in the use of computer-based tests and performance-based tests and willingness of test sponsors to outsource test content development and delivery for sophisticated computer-based tests as well as online test preparation and training programs;

•                  the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker; and

•                  our ability to continue to introduce new services and the market success of our recently introduced services, including our HR Select service launched in March 2009, distribution and administration of TOEIC exams in China beginning in March 2009, and distribution and administration of computer-based CBYLE exam beginning in March 2013.

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

•                  sales and marketing efforts for our newer services, including our HR Select service and TOEIC business; and

•                  the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin service offerings.

Net Revenues

We derive revenues from sale of computer-based testing services, test preparation and training solutions, and other products and services. Our net revenues are presented net of PRC business taxes. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year ended March 31,
	2011		2012		2013
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except or percentages)
Net Revenues
Testing services	243,103	80.0%	290,881	82.6%	335,791	54,066	91.6%
Test preparation and training solutions	15,427	5.1%	26,996	7.7%	11,343	1,826	3.1%
Other	45,374	14.9%	34,208	9.7%	19,541	3,146	5.3%
Total net revenues	303,904	100.0%	352,085	100.0%	366,675	59,038	100.0%

Testing Services

We derive testing services revenues primarily from fees charged to test sponsors, including governmental agencies and other sponsors of licensure and certification tests, for our test delivery services. We also offer testing services to private enterprises as part of our HR Select employee assessment solution and we are the exclusive distributor and test administrator of TOEIC exams in China.

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

Demand and pricing for a test is affected by whether a certain profession, career or job position for which the certification, licensure or qualification test is being given is considered desirable by potential test takers. Some industries may experience fluctuations in the number of people attempting to become qualified to participate in the industry, which will depend on the overall health of the relevant industry, changes in average salary levels in the relevant industry, the popularity of certain types of careers and employers, governmental policies that impact the relevant industry, or other factors. For example, we believe our net revenues from tests delivered for the SAC have been negatively affected by the downturn in the PRC stock market in recent years, which has reduced demand for qualified securities professionals.

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

Test Preparation and Training Solutions

We derive test preparation and training solutions revenues from the provision of online test preparation and training services.

ATA Online provides online test preparation and training for professional licensure and certification tests delivered through our testing platform for the SAC and China Futures Association. Revenues from online test preparation and training services are generated by selling online training to end users directly or through distributors on a consignment basis. The online training entitles the end users access to online test preparation and training services during a specified service period, which normally ranges between 90 to 180 days from the activation. Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the online training is activated. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. In November 2011, we entered into a new contract with SAC to deliver online training platform development and maintenance service. Fees from online training platform development and maintenance service are recognized, when collectability is reasonably assured, on a straight-line basis over the contractual period.

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

Since December 2011, the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a contract through March 2013 under which we provided technical and services support during the assessment period. We received RMB7.7 million ($1.3 million) in revenues from test preparation services to the SAC in the fiscal year ended March 31, 2013 compared to RMB21.1 million in the fiscal year ended March 31, 2012. We are currently providing data transfer services to the SAC, upon the completion of which we will earn revenue of RMB1.0 million. We do not expect any further revenue from providing test preparation services to the SAC subsequent to our completion of these data transfer services.

Other Revenues

We derive other revenues from test-based educational services, test content creation services, issuance of certificates delivered to passing candidates, licensing fees paid to us by operators of our ATA authorized test centers, and other fees and services.

Test-based educational services. Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests. These course programs package the testing and certification component of our testing services with licensed content and incorporate our advanced performance-based testing technologies to encourage hands-on real-world interactive learning experiences. We receive fees for these programs from educational institutions and generally charge a pre-agreed fee per student over the service period. For our single course programs, we recognize revenue on a straight-line basis over the service period or the contractual period, whichever is longer. For our degree major course programs, revenues from the final year of the degree major course program are recognized over a ten-month period (generally September through June) while revenues from the first through the next-to-last years of the program are recognized over a 12-month period (generally September through August). We recognize revenue from licensing our pre-occupational training programs over the service delivery period on a straight-line basis.

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

Certificate delivery. Many of our testing services clients, including well-known test sponsors, charge passing candidates a separate fee to receive a certificate for a test passed. We deliver these certificates to these candidates upon request. We charge a per-certificate price for the certificates and recognize revenue from certificate issuances upon delivery of the certificate.

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

Cost of Revenues

Our cost of revenues consists primarily of test monitoring costs, payroll compensation, royalty fees, cost of inventories sold, technical support and other related costs, all of which are directly attributable to the provision of our testing services, test preparation and training solutions and our other services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year ended March 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	303,904	100.0%	352,085	100.0%	366,675	59,038	100.0%
Cost of Revenues	149,216	49.1%	158,818	45.1%	188,832	30,404	51.5%
Gross Profit	154,688	50.9%	193,267	54.9%	177,843	28,634	48.5%

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

Royalty Fees

Royalty fees primarily consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests, fees paid to ETS for the rights to be the exclusive country master distributor in mainland China for TOEIC, and license fees paid to Saville Consulting for its psychometric assessment tests used in our HR Select service.

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

People’s Republic of China

Our subsidiaries and our variable interest entity, or VIE, operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the New EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the New EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore it is entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. In July, May and July of 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In the event ATA Testing, ATA Learning, ATA Online and Beijing JDX are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.”

In addition, under the New EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the New EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. We have preliminarily determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entity were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”

In addition, the New EIT Law revokes the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiary pay to us will be subject to this withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2013, we have not provided for income taxes on accumulated earnings of RMB142.5 million ($22.9 million) generated by our PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2013, we provided full valuation allowance for their deferred income tax assets after consideration of the schedule reversal of existing deferred income tax liabilities.

Value-added tax, or VAT, refunds. Pursuant to Notice on Printing and Distribution of Several Policies to Further Stimulate the Development of Software and Integrated Circuit Industries promulgated by the State Council on January 28, 2011, Beijing JDX is currently entitled to a VAT refund for the portion of VAT paid in excess of the effective VAT burden of 3% after it pays its VAT at the statutory rate of 17% for sales of certain software products.

Business tax and VAT pilot program. ATA Testing, ATA Learning, ATA Online and Beijing JDX were subject to business tax at a rate of 5% for their gross revenues generated from service and license fees. However, this business tax was replaced by VAT starting from September 1, 2012 for these four entities when a pilot program of VAT in lieu of business tax was rolled out in certain provinces and cities in the PRC including Beijing, at a rate of 6% for such revenues. In addition, pursuant to a circular on the VAT pilot program, ATA Testing is currently exempted from VAT for certain services it provided to customers outside of China until December 31, 2013.

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

Basis of Consolidation

Our consolidated financial statements included elsewhere in this annual report include the financial statements of ATA Inc., its subsidiaries and VIE. All significant transactions and balances among ATA Inc., its subsidiaries and VIE have been eliminated upon consolidation.

ATA Inc. and its subsidiaries have no legal ownership interest in ATA Online. The legal registered capital interests of ATA Online are held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder, chairman and chief executive officer and Mr. Walter Lin Wang, the Company’s co-founder and director, both of whom are also the beneficial owners of the ATA Inc. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and powers of attorney (collectively, the “VIE Agreements”) which were entered among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders, we have a controlling financial interest in ATA Online because we have (i) the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online.

Accordingly, the financial statements of ATA Online are consolidated in our consolidated financial statements. All of the equity (net assets) and net income or losses of ATA Online are attributed to us; therefore, non-controlling interest in ATA Online is not presented in our consolidated financial statements.

Bad Debt Allowance

We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2011, 2012 and 2013 is as follows:

	For the fiscal year ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	29,934,512	27,938,198	30,100,005	4,846,397
Additions charged to bad debt expense	2,235,627	2,350,990	9,140,062	1,471,640
Write-off of accounts receivable	(4,231,941)	(189,183)	(4,234,998)	(681,876)
Ending allowance for doubtful accounts	27,938,198	30,100,005	35,005,069	5,636,161

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

As of March 31, 2013, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB0.9 million ($0.1 million). The amount of the deferred income tax assets considered realizable as of March 31, 2013 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the year ended March 31, 2011, 2012 and 2013, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2008.

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

When there is a change in the grantee status from an employee to a non-employee, if grantee retains the awards on a change in status and continues to provide substantive services to the Group, the change in status results in a new measurement date for the unvested awards with compensation costs measured as if the awards were newly issued to the grantee on the date of the change in status. If grantee retains the awards on a change in status and is not required to provide substantive services to the grantor subsequent to that change in status, the change in status is, in substance, an acceleration of the vesting of the arrangement.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,
	2011		2012		2013
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages and per share data)
Net revenues:
Testing services	243,103	80.0%	290,881	82.6%	335,791	54,066	91.6%
Test preparation and training solutions	15,427	5.1%	26,996	7.7%	11,343	1,826	3.1%
Other	45,374	14.9%	34,208	9.7%	19,541	3,146	5.3%
Total net revenues	303,904	100.0%	352,085	100.0%	366,675	59,038	100.0%
Cost of revenues	149,216	49.1%	158,818	45.1%	188,832	30,404	51.5%
Gross profit	154,688	50.9%	193,267	54.9%	177,843	28,634	48.5%

Operating expenses:
Research and development	22,756	7.5%	18,402	5.2%	21,846	3,517	6.0%
Sales and marketing	54,382	17.9%	46,345	13.2%	49,394	7,953	13.5%
General and administrative	54,422	17.9%	61,683	17.5%	70,449	11,343	19.2%
Provision for doubtful accounts	2,236	0.7%	2,351	0.7%	9,140	1,472	2.5%
Total operating expenses	133,796	44.0%	128,781	36.6%	150,830	24,285	41.2%
Income from operations	20,892	6.9%	64,486	18.3%	27,013	4,349	7.3%
Interest income	1,036	0.3%	2,061	0.6%	3,122	503	0.9%
Foreign currency exchange gains, net	1,138	0.4%	3,633	1.0%	77	12	0.0%
Earnings before income tax	23,066	7.6%	70,180	19.9%	30,213	4,865	8.2%
Income tax expense	3,312	1.1%	14,339	4.1%	7,005	1,128	1.9%
Net income	19,754	6.5%	55,841	15.8%	23,208	3,737	6.3%

	For the fiscal year ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Basic earnings per common share	0.44	1.22	0.50	0.08
Diluted earnings per common share	0.44	1.19	0.50	0.08

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net Revenues

Our total net revenues increased by RMB14.6 million, or 4.1%, to RMB366.7 million ($59.0 million) in the fiscal year ended March 31, 2013 from RMB352.1 million in the fiscal year ended March 31, 2012, as a result of increases in net revenues from our testing services.

Testing services. Testing services net revenues increased by RMB44.9 million, or 15.4% to RMB335.8 million ($54.1 million) in the fiscal year ended March 31, 2013 from RMB290.9 million in the fiscal year ended March 31, 2012, primarily due to the addition of exams for the CICPA and an increase in the volume of exams for the CBA. Our testing services for exams for the CICPA generated RMB54.3 million ($8.7 million) of net revenues in the fiscal year ended March 31, 2013. Our net revenues from testing services provided to the CBA increased from RMB35.0 million in the fiscal year ended March 31, 2012 to RMB60.6 million ($9.8 million) in the fiscal year ended March 31, 2013. However, our net revenues from testing services provided to the SAC and the China Futures Association (“CFA”) decreased by RMB33.8 million ($5.4 million) and RMB3.3 million ($0.5 million), respectively, in the fiscal year ended March 31, 2013 due to a year-over-year decrease in exam volumes attributable to reduced demand for qualified securities professionals due to a downturn in the financial industry in China related to the poor performance of the PRC stock market. The total number of billable tests delivered increased to 8,744,859 in the fiscal year ended March 31, 2013 from 8,026,639 in the fiscal year ended March 31, 2012. Our net revenues from TOEIC and HR Select remained steady at RMB88.4 million ($14.2 million) in the fiscal year ended March 31, 2013 as compared to RMB88.0 million in the fiscal year ended March 31, 2012.

Test preparation and training solutions. Our revenues from test preparation and training solutions decreased by RMB15.7 million, or 58.0%, to RMB11.3 million ($1.8 million) in the fiscal year ended March 31, 2013 from RMB27.0 million in the fiscal year ended March 31, 2012, primarily as a result of a 63.2% reduction in revenues from online training courses for the SAC due to a change in our contract with SAC under which revenue was recognized from a per training hour basis prior to December 2011 to a fixed annual fee from December 2011 and a 77.5% reduction in revenues from online services for the CFA attributable to reduced demand for qualified securities professionals in China.

Other revenues. Other revenues decreased by RMB14.7 million, or 42.9%, to RMB19.5 million ($3.1 million) in the fiscal year ended March 31, 2013 from RMB34.2 million in the fiscal year ended March 31, 2012, primarily due to a 46.3% decrease to RMB6.8 million ($1.1 million) for test-based education services and a 89.9% decrease to RMB1.1 million ($0.2 million) in certificate delivery as we continue to make a gradual exit from these businesses.

Gross Profit

Our gross profit decreased by RMB15.5 million to RMB177.8 million ($28.6 million) in the fiscal year ended March 31, 2013 from RMB193.3 million in the fiscal year ended March 31, 2012. Our gross margin decreased to 48.5% in the fiscal year ended March 31, 2013 from 54.9% in the fiscal year ended March 31, 2012. The decrease in our gross margin was primarily due to a year-over-year decrease in SAC exam volumes, which resulted in lower contributions as percentage of revenue, the decrease in revenues from online test preparation and training services for the SAC, and implementation expenses to ensure smooth delivery of exams for the CICPA.

Operating Expenses

Our operating expenses increased by RMB22.0 million, or 17.1%, to RMB150.8 million ($24.3 million) in the fiscal year ended March 31, 2013 from RMB128.8 million in the fiscal year ended March 31, 2012, due to increased spending in the general and administrative matters, research and development and sales and marketing.

General and administrative expenses. Our general and administrative expenses increased by RMB8.7 million, or 14.2%, to RMB70.4 million ($11.3 million) in the fiscal year ended March 31, 2013 from RMB61.7 million in the fiscal year ended March 31, 2012, primarily due to expenses relating to our efforts to streamline operations, including RMB5.5 million relating to headcount reduction.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB3.1 million, or 6.6%, to RMB49.4 million ($8.0 million) in the fiscal year ended March 31, 2013 from RMB46.3 million in the fiscal year ended March 31, 2012. Sales and marketing expenses as a percentage of our total net revenues increased to 13.5% in the fiscal year ended March 31, 2013 from 13.2% in the fiscal year ended March 31, 2012. This increase was primarily related to a RMB5.3 million increase in salary and welfare expenditures as a result of our continued efforts to grow our HR Select and TOEIC testing services, which was offset by a decrease of RMB2.9 million in travel and meeting expenditures driven by a localization of our sales force.

Research and development expenses. Our research and development expenses increased by RMB3.4 million, or 18.7%, to RMB21.8 million ($3.5 million) in the fiscal year ended March 31, 2013 from RMB18.4 million in the fiscal year ended March 31, 2012, mainly due to an increase in salary and welfare expenditures for research and development staff.

Provision for doubtful accounts. Bad debt expenses increased by RMB6.7 million, or 288.8%, to RMB9.1 million ($1.5 million) in the fiscal year ended March 31, 2013 from RMB2.4 million in the fiscal year ended March 31, 2012, primarily due to an increase of RMB5.5 million ($0.9 million) provision made for the PRC Ministry of Human Resources and Social Security test and a RMB2.1 million ($0.3 million) provision made for receivables from the CBA.

Interest Income

Our interest income increased to RMB3.1 million ($0.5 million) in the fiscal year ended March 31, 2013 from RMB2.1 million in the fiscal year ended March 31, 2012, primarily due to an increase in interest rates for our current deposits in PRC banks.

Foreign Currency Exchange Gains, Net

We recorded a net foreign currency exchange gain of RMB0.1 million ($0.0 million) in the fiscal year ended March 31, 2013, compared with a net gain of RMB3.6 million in the fiscal year ended March 31, 2012. Our net foreign currency exchange gain in each of these fiscal years primarily reflected the effects of appreciation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB7.0 million ($1.1 million) in the fiscal year ended March 31, 2013, compared to RMB14.3 million in the fiscal year ended March 31, 2012. The decrease in our income tax expense was primarily due to our lower operating income.

Net Income

As a result of the above factors, our net income decreased to RMB23.2 million ($3.7 million) in the fiscal year ended March 31, 2013 from net income of RMB55.8 million in the fiscal year ended March 31, 2012.

Our basic earnings per common share and diluted earnings per common share decreased to RMB0.50 ($0.08) and RMB0.50 ($0.08) in the fiscal year ended March 31, 2013 from RMB1.22 and RMB1.19 in the fiscal year ended March 31, 2012.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net Revenues

Our total net revenues increased by RMB48.2 million, or 15.9%, to RMB352.1 million in the fiscal year ended March 31, 2012 from RMB303.9 million in the fiscal year ended March 31, 2011, as a result of increases in net revenues from our testing services and test preparation and training solutions segments.

Testing services. Testing services net revenues increased by RMB47.8 million, or 19.7% to RMB290.9 million in the fiscal year ended March 31, 2012 from RMB243.1 million in the fiscal year ended March 31, 2011, primarily due to an increase in the volume and price of exams for the SAC, the addition of the China Customs exam, and a 61.3% increase in revenues from the HR Select and TOEIC business lines. The total number of billable tests delivered increased to 8,026,639 in the fiscal year ended March 31, 2012 from 6,907,158 in the fiscal year ended March 31, 2011. Our net revenues from testing services provided to the SAC grew to RMB110.3 million in the fiscal year ended March 31, 2012 from RMB103.5 million in the fiscal year ended March 31, 2011. Our net revenues from TOEIC and HR Select grew to RMB88.0 million in the fiscal year ended March 31, 2012 from RMB54.5 million in the fiscal year ended March 31, 2011.

Test preparation and training solutions. Our revenues from test preparation and training solutions increased by RMB11.6 million, or 75.0%, to RMB27.0 million in the fiscal year ended March 31, 2012 from RMB15.4 million in the fiscal year ended March 31, 2011, primarily as a result of higher revenues in the online training courses for the SAC.

Other revenues. Other revenues decreased by RMB11.2 million, or 24.6%, to RMB34.2 million in the fiscal year ended March 31, 2012 from RMB45.4 million in the fiscal year ended March 31, 2011, primarily due to a 51.0% decrease to RMB12.6 million for test-based education services as we continue to make a gradual exit from this business.

Gross Profit

Our gross profit rose by RMB38.6 million to RMB193.3 million in the fiscal year ended March 31, 2012 from RMB154.7 million in the fiscal year ended March 31, 2011. Our gross margin increased to 54.9% in the fiscal year ended March 31, 2012 from 50.9% in the fiscal year ended March 31, 2011. The increase in our gross margin was primarily due to the significant growth in revenues from online test preparation and training services and the unit price increase for SAC exams.

Operating Expenses

Our operating expenses decreased by RMB5.0 million, or 3.7%, to RMB128.8 million in the fiscal year ended March 31, 2012 from RMB133.8 million in the fiscal year ended March 31, 2011, primarily due to decreased spending in research and development and sales and marketing.

General and administrative expenses. Our general and administrative expenses increased by RMB7.3 million, or 13.3%, to RMB61.7 million in the fiscal year ended March 31, 2012 from RMB54.4 million in the fiscal year ended March 31, 2011 primarily due to an increase of RMB7.9 million in share-based compensation.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB8.0 million, or 14.8%, to RMB46.3 million in the fiscal year ended March 31, 2012 from RMB54.4 million in the fiscal year ended March 31, 2011. Sales and marketing expenses as a percentage of our total net revenues decreased to 13.2% in the fiscal year ended March 31, 2012 from 17.9% in the fiscal year ended March 31, 2011. This decrease was primarily related to a RMB6.6 million decrease in marketing expenditures and a RMB1.5 million decrease in salaries and compensation. However, we expect that our sales and marketing expenses will increase in the near term as we believe it is a worthwhile investment of our current profits for the future.

Research and development expenses. Our research and development expenses decreased to RMB18.4 million in the fiscal year ended March 31, 2012 from RMB22.8 million in the fiscal year ended March 31, 2011.

Provision for doubtful accounts. Bad debt expenses increased slightly by RMB0.1 million, or 5.2%, to RMB2.4 million in the fiscal year ended March 31, 2012 from RMB2.2 million in the fiscal year ended March 31, 2011.

Interest Income

Our interest income increased to RMB2.1 million in the fiscal year ended March 31, 2012 from RMB1.0 million in the fiscal year ended March 31, 2011. Our interest income was higher in the fiscal year ended March 31, 2012 because of higher interest rates.

Foreign Currency Exchange Gains, Net

We recorded a net foreign currency exchange gain of RMB3.6 million in the fiscal year ended March 31, 2012, compared with a net gain of RMB1.1 million in the fiscal year ended March 31, 2011, primarily due to the increase of the effects of appreciation of Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is the U.S. dollar.

Income Tax Expense

Our income tax expense increased to RMB14.3 million in the fiscal year ended March 31, 2012 from RMB3.3 million in the fiscal year ended March 31, 2011 primarily due to higher operating income generated by ATA Testing and ATA Online.

Net Income

As a result of the above factors, our net income increased to RMB55.8 million in the fiscal year ended March 31, 2012 from a net income of RMB19.8 million in the fiscal year ended March 31, 2011.

Our basic earnings per common share and diluted earnings per common share increased to RMB1.22 and RMB1.19 in the fiscal year ended March 31, 2012 from RMB0.44 and RMB0.44 in the fiscal year ended March 31, 2011.

B.                         Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities and the proceeds from our 2008 initial public offering.

As of March 31, 2013, we had RMB290.0 million ($46.7 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.

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

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2011, 2012 and 2013:

	For the fiscal year ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	62,098	59,353	67,778	10,913
Net cash used in investing activities	(3,875)	(5,347)	(7,967)	(1,283)
Net cash used in financing activities	—	(61,967)	(26,574)	(4,279)
Effect of foreign exchange rate changes on cash	(4,039)	(2,929)	(375)	(60)
Net increase (decrease) in cash	54,184	(10,890)	32,862	5,291
Cash at beginning of year	213,874	268,058	257,168	41,407
Cash at end of year	268,058	257,168	290,030	46,698

Operating Activities

Net cash provided by operating activities was RMB67.8 million ($10.9 million) in the fiscal year ended March 31, 2013, mainly attributable to cash collection from revenues of RMB372.1 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB141.1 million and cash paid for payroll and other operating expenses of RMB163.2 million.

Net cash provided by operating activities was RMB59.4 million in the fiscal year ended March 31, 2012, mainly attributable to cash collection from revenues of RMB322.6 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB102.7 million, cash paid for payroll and other operating expenses of RMB143.5 million, and cash paid for income taxes of RMB17.0 million.

Net cash provided by operating activities was RMB62.1 million in the fiscal year ended March 31, 2011, mainly attributable to RMB329.9 million cash collection from revenues, partially offset by test monitoring costs and royalty fees of RMB 101.5 million, cash paid for payroll and other operating expenses of RMB159.6 million and cash paid for income taxes of RMB 6.7 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2013 of RMB8.0 million ($1.3 million) was primarily attributable to capital expenditures for the construction of the Chengdu test center and purchase of IT infrastructure and security equipment for a data center in Beijing.

Net cash used in investing activities in the fiscal year ended March 31, 2012 of RMB5.3 million was primarily attributable to capital expenditures for the purchase of computers and electronic equipment.

Net cash used in investing activities in the fiscal year ended March 31, 2011 of RMB3.9 million was primarily attributable to capital expenditures for the purchase of computers and electronic equipment.

Financing Activities

Net cash used in financing activities in the fiscal years ended March 31, 2012 and 2013 was primarily attributable to payment of dividends. On August 7, 2012, the Company announced that its Board of Directors declared a special cash dividend of $0.087 per common share, or $0.174 per ADS. The total amount of cash distributed in the dividend was $4.0 million, which was paid from cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on August 20, 2012. On June 1, 2011, the Company announced that its Board of Directors declared a special cash dividend of $0.215 per common share, or $0.43 per ADS. The total amount of cash distributed in the dividend was $9.8 million, which was paid from the cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on June 30, 2011. For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A, “Financial Information — Dividend Policy.”

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the fiscal year ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	3,875	5,368	7,967	1,283

Historically, our capital expenditures have been made primarily for the purchase of office space, software, computer equipment and servers.

Foreign Currency Exchange

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar. As of March 31, 2013, we had RMB290.0 million ($46.7 million) in cash, including RMB16.7 million ($2.7 million) RMB-denominated bank deposits in Hong Kong held by ATA Inc. The functional currency of our PRC subsidiaries and variable interest entity is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. The amendment requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. The Company adopted the new guidance on April 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on April 1, 2013. The adoption will not have a material impact on its consolidated financial statements or related disclosures.

C.                         Research and Development, Patents and Licenses, Etc.

Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted 103 people as of March 31, 2013. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our Dynamic Simulation technology, our ETX platform, our HR Select interface and our MTS platform. Our total expenses for research and development were RMB22.8 million, RMB18.4 million and RMB21.8 million ($3.5 million) in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

D.                         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2010 to March 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                          Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of fiscal year ended March 31, 2013:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations	10,193	5,860	4,333	—	—

Our operating lease obligations have comprised of our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through February 2016, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

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

Name	Age	Position
Kevin Xiaofeng Ma	49	Chairman of the Board of Directors, Chief Executive Officer
Benson Tsang	48	Chief Financial Officer, Principal Financial and Accounting Officer
Walter Lin Wang	51	Director
Andrew Yan	55	Director
Hope Ni	41	Director
Alec Tsui	64	Director
Jianmin Ding	47	Senior Vice President
Alex Tong	50	Vice President of Business Development and Investor Relations
Shuqiu Zhao	41	Vice President
Amy Tung	41	Vice President

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

Benson Tsang became our chief financial officer and financial and principal accounting officer in March 2010. Mr. Tsang has more than 21 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as Chief Financial Officer of WuXiPharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He served with PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a bachelor’s degree in commerce and an MBA degree from McMaster University in Canada.

Walter Lin Wang is a co-founder and director of our company. Prior to co-founding our company, Mr. Wang practiced independent IT consulting. Mr. Wang also worked as an engineer at the PRC Ministry of Railways. Mr. Wang holds a bachelor’s degree in computer science from Southwest Jiaotong University and a master’s degree in computer science from University of Central Florida. He resigned as our president in December 2012 and will continue to work as a consultant to us assisting primarily with the HR Select and TOEIC business.

Andrew Yan is a Director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia, respectively, in Washington, DC. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan was a recipient of China’s National “Thousand Talents Program” in 2012 and a member of its Selection Committee. He is a founding director of China Venture and Private Equity Association and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was named the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, Mengniu Dairy Company Limited, China Resources Land Limited and Fosun International Limited and a non-executive director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, MOBI Development Co., Ltd., eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of Giant Interactive Group Inc. and director of Acorn International Inc., and Eternal Asia Supply Chain Co., Ltd. (all 12 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ, London, Shanghai or Shenzhen Stock Exchanges). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master’s degree from Princeton University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in the PRC.

Hope Ni has been an independent director of ATA, Inc.. Ms. Ni is currently the chairman of Inspire Capital. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), JA Solar Holdings Co (NASDAQ: JASO), ATA, Inc. and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. (NASDAQ: COGO), during which, COGO Group increased market capitalization approximately seven times.  In 2008, Ms. Ni served as the vice chairman of COGO Group Inc.  Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher &Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Shanghai, Philippines and in on the Nasdaq Global Market, including, China Chengtong Development Group Limited., COSCO International Holdings Limited, China Power International Development Limited, Pacific Online Limited, China Oilfield Services Limited, Summit Ascent Holdings Limited, Melco Crown Entertainment Limited and Melco Crown (Philippines) Resorts Corporation. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Jianmin Ding is our senior vice president in charge of marketing and business development. Mr. Ding has been with ATA since 2001. Prior to joining us, Mr. Ding was the chairman and CEO of Shanghai Linping Property Ltd. Mr. Ding graduated from Nanjing University with a bachelor’s degree in economics.

Alex Tong is our vice president in charge of business development and investor relations. Prior to joining us in September 2005, Mr. Tong worked as a general manager for the Asia Pacific region at the Royal Institution of Charted Surveyors from 2003 to 2005. Prior to that, Mr. Tong worked for Thomson Prometric in the position of executive director from 1999 to 2003 and as the managing director at Pearson NCS Hong Kong Ltd. from 1997 to 1999. Mr. Tong graduated from University of Nottingham with a bachelor’s degree in education and a master’s degree of philosophy in education and from the Chinese University of Hong Kong with an executive MBA.

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

Amy Tung is a vice president in our company. Prior to joining us in August 2006, she worked as controller in Bayer Healthcare Limited from 2005 to 2006, as senior financial analyst in BEA Systems (Hong Kong) Limited from 2004 to 2005 and as finance manager in Bureau Veritas Consumer Products Services (Hong Kong) Limited from 2002 to 2004. Ms. Tung graduated from the Chinese University of Hong Kong with a master’s degree in business administration and Columbia University with a master’s degree in financial engineering. Ms. Tung is also a member of the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.

B.                         Compensation

For the fiscal year ended March 31, 2013, we and our subsidiaries paid aggregate cash compensation of approximately RMB7.6 million ($1.2 million) to our directors and executive officers as a group, and no restricted share was granted to directors and selected executive officers. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of March 31, 2013, 2,017,842 shares were authorized for issuance under the 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan and 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of June 26, 2013, we have granted a total of 2,747,342 share options that are outstanding under such plans, of which 2,684,842 have vested. The contractual term of these options is ten years. As of June 26, 2013, we have also granted 885,000 restricted shares that are unvested and outstanding and 826,366 restricted shares that have vested.

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

Terms of Directors

We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Walter Lin Wang, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis. Our class B director was re-elected at our 2012 annual general meeting, and our class C directors will stand for re-election at our 2013 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D.                         Employees

We had 488, 541 and 500 employees as of March 31, 2011, 2012 and 2013, respectively. As of March 31, 2013, we had 134 employees in sales and marketing, 103 in research and development, 182 in client service and support and 81 in general and administrative functions.

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

E.                         Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 26, 2013 by:

•                  each person known to us to own beneficially more than 5% of our common shares, and

•                  each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Number (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	5,644,988	12.2%
Jianmin Ding	463,800	1.0%
Andrew Yan	*	*
Walter Lin Wang	*	*
Benson Tsang	*	*
Shuqiu Zhao	*	*
Hope Ni	*	*
Alec Tsui	*	*
Alex Tong	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	7,770,188	16.8%
Principal Shareholders:
SB Asia Investment Fund II L.P. (4)	15,147,208	32.8%
HSBC International Trustee Limited (5)	13,682,740	29.6%
Able Knight Development Limited (3)	5,444,988	11.8%
Lijun Mai (6)	4,845,000	10.5%
Government of Singapore Investment Corporation Pte Ltd (7)	3,050,076	6.6%

*                                         Beneficially owns less than 1% of our common shares.

(1)                                     The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 26, 2013.

(2)                                     Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 26, 2013. The total number of our common shares outstanding as of June 26, 2013 is 46,169,410.

(3)                                     Includes i) 200,000 common shares held by Kevin Xiaofeng Ma and (ii) 4,998,988 common shares and 223,000 American Depositary Shares (representing 446,000 common shares) held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)                                     Based on Schedule 13D filed jointly by SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. on April 26, 2013. Includes 12,707,436 common shares and 1,219,886 ADSs, representing 2,439,772 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

(5)                                      Based on a Schedule 13G filed by HSBC International Trustee Limited on January 22, 2013. Includes 7,935,924 common shares and 2,873,408 American Depositary Shares (representing 5,746,816 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

(6)                                     Based on a Schedule 13G filed jointly by Lijun Mai, Mutual Step Holdings Limited, Magnificent Trio Company Limited, Wealth Trust, Art Kind Technology Limited, New Knight Holdings Limited, Sunrise Trust, Art Grace Development Limited, Unique Icon Limited and Value Trust on February 17, 2009. Includes 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(7)                                     Based on a Schedule 13G filed by the Government of Singapore Investment Corporation Pte Ltd on February 6, 2013. According to the Schedule 13G, the Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of 2,260,534 common shares and the Monetary Authority of Singapore shares the power to vote and the power to dispose of 789,542 common shares.

None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 26, 2013, none of our common shares were held by holders of record in the United States. However, 24,691,050 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7.                           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership.”

B.                                    Related Party Transactions

Agreements among ATA BVI, ATA Learning and ATA Online

Due to PRC regulatory restrictions on foreign ownership of Internet content businesses in China, we operate the online portion of our test preparation and training solutions business through ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC in September 2006 and owned by Kevin Xiaofeng Ma, our co-founder, chairman and chief executive officer and Walter Lin Wang, our co-founder and director, both of whom are PRC citizens. ATA BVI and ATA Learning (Beijing) Inc., or ATA Learning, one of our wholly owned subsidiaries, have entered into a series of contractual arrangements with ATA Online, including an exclusive technical support agreement, a strategic consulting service agreement and a call option and cooperation agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements. See “Item 4.C. “Information on the Company — Organizational Structure — Corporate Structure and Arrangements with Our Affiliated PRC Entity.”

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

Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007 and on July 7, 2009. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang an interest free loan in the amount of RMB0.9 million, RMB50,000 and RMB50,000, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case is ten years, which may be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang can only repay the loans by transferring all of their interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. When Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang transfer their interest in ATA Online to ATA BVI or its designee, if the actual transfer price is higher than the principal amount of the loans, the amount exceeding the principal amount of the loans will be deemed as interest accrued on such loans and repaid by Kevin Xiaofeng Ma, Walter Lin Wang and Jianguo Wang to ATA BVI. ATA BVI also has the right to, but has no obligation to, purchase, or designate a third party to purchase, all or part of their interest in ATA Online at a price equal to the amount of the loans. In February 2007, Jianguo Wang repaid the loan by transferring all of his interest in ATA Online to Walter Lin Wang. As a result, ATA BVI terminated the loan agreement with Jianguo Wang and amended the agreement with Walter Lin Wang to increase the principal of the loan to RMB0.1 million. In July 2009, each of the loan agreements with Kevin Xiaofeng Ma and Walter Lin Wang was further amended by an addendum that ATA BVI would extend an additional loan to each of Kevin Xiaofeng Ma and Walter Lin Wang in the amount of RMB8.1 million and RMB0.9 million, respectively, for the sole purpose of increasing the registered capital of ATA Online.

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

Power of Attorney, dated March 27, 2013 and April 3, 2013. Under these agreements, Walter Lin Wang and Kevin Xiaofeng Ma, each irrevocably and exclusively appoints and constitutes ATA Learning or its designee as his attorney-in-fact to exercise on his behalf any and all rights that he has as the shareholder of ATA Online. The power of attorney for Kevin Xiaofeng Ma and Walter Lin Wang will remain in force as long as the call option and cooperation agreement and the equity pledge agreement are valid.

Shareholders Agreement

In connection with the Shareholders Agreement that we entered into with the shareholders of our Cayman Islands holding company in November 2006, our preferred shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights, and Form F-3 or Form S-3 registration rights. Prior to the expiration of these registration rights on March 31, 2013, we entered into a Registration Rights Extension Agreement with SB Asia Investment Fund II L.P. on March 5, 2013, extending its prior registration rights until March 31, 2017.

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

Dividend Policy

On August 7, 2012, the Company announced that its Board of Directors declared a special cash dividend of $0.087 per common share, or $0.174 per ADS. The total amount of cash distributed in the dividend was $4.0 million, which was paid from the cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on August 20, 2012.

On June 1, 2011, the Company announced that its Board of Directors has declared a special cash dividend of $0.215 per common share, or US$0.43 per ADS. The total amount of cash distributed in the dividend was $9.8 million, which will be paid from the cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on June 30, 2011.

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

ITEM 9.                           THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI.” The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2010	$12.20	$2.92
Fiscal year ended March 31, 2011	$8.65	$2.72
Fiscal year ended March 31, 2012	$13.09	$5.49
Fiscal year ended March 31, 2013	$7.45	$3.18

Quarterly Highs and Lows:
Quarter ended June 30, 2011	$13.09	$6.80
Quarter ended September 30, 2011	$11.81	$8.00
Quarter ended December 31, 2011	$10.30	$7.31
Quarter ended March 31, 2012	$7.60	$5.49
Quarter ended June 30, 2012	$7.45	$3.18
Quarter ended September 30, 2012	$5.45	$3.65
Quarter ended December 31, 2012	$6.97	$3.72
Quarter ended March 31, 2013	$6.08	$3.90

Monthly Highs and Lows:
December 2012	$6.97	$3.72
January 2013	$6.08	$5.45
February 2013	$5.71	$4.03
March 2013	$4.10	$3.90
April 2013	$4.11	$3.95
May 2013	$4.55	$3.96
June 2013 (through June 25, 2013)	$4.50	$4.15

On June 25, 2013, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$4.21 per ADS.

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company,”  Item 5, “Operating and Financial Review and Prospects,” Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2013, our Chinese subsidiaries allocated RMB14.9 million ($2.4 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Dividends on ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate of taxation. A non-U.S. corporation (other than passive foreign investment corporation) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our ordinary shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.

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

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit purposes. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2013, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Ordinary Shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

Each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require and may be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore, you will not be able to make or maintain such an election with respect to your ADSs or ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs or ordinary shares and the proceeds received on the sale or other disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and to backup. Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Certain individuals holding the ADSs or ordinary shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.1328 Renminbi per U.S. dollar on June 21, 2013.

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

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB0.4 million ($60,338) which we recognized as a component of comprehensive loss as of March 31, 2013. If the Renminbi against U.S. dollar as of March 31, 2013 had further appreciated by 10% from 6.2689 to 5.6990 as of March 31, 2013, the translation loss would have increased by RMB3.0 million ($0.5 million). Further, we recognized a net foreign currency exchange gain of RMB77,240 ($12,436) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2013 had further appreciated by 10% from 6.2689 to 5.6990 as of March 31, 2013, the foreign currency exchange gain would have increased by RMB1.4 million ($0.2 million).

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 3.3%, 5.4% and 2.6% in the years 2010, 2011 and 2012, respectively. In April 2013, the year-over-year change in China’s consumer price index was 2.4%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

As of March 31, 2012, we had received from our depositary a reimbursement of $0.8 million for professional expenses incurred in connection with the advancement of our ADR and investor relations programs. We did not receive any direct reimbursement from our depositary in the fiscal year ended March 31, 2013.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2013 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2013 based on the criteria established in this Internal Control-Integrated Framework.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2013, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework   issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in  Internal Control — Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013, and our report dated June 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 26, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                    RESERVED

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

	For the fiscal year ended March 31,
	2012	2013	2013
	RMB	RMB	US$
Audit fees (1)	5,221,224	4,353,195	700,907
Audit-related fees (2)	1,553,816	1,841,279	296,464
Tax fees (3)	274,241	289,315	46,583

(1)                          “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)                          “Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2012 and 2013 involve principally the agreed-upon procedures in connection with our quarterly financial information.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			(c) Total Number	(d) Maximum
			of ADSs	Approximate Dollar
	(a) Total		Purchased as Part	Value of ADSs that May
	Number	(b) Average	of	Yet
	of ADSs	Price	Publicly	Be Purchased Under the
Period	Purchased	Paid per ADS(1)	Announced Plan	Plan(1), (2)
December 1 — December 31, 2012		$3.9477		$4,968,276
	8,036	(RMB24.5184)	8,036	(RMB30,856,969)
March 1 — March 31, 2013		$3.9989		$4,947,546
	5,184	(RMB24.8364)	13,220	(RMB30,728,219)

(1)	All translations from U.S. dollar to Renminbi were made at a rate of RMB6.2108 to US$1.00, which was the noon buying rate in effect as of March 29, 2013.

(2)

On November 1, 2012, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2013. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013.

Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2013.

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Global Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•                  Nasdaq Stock Market Rule 5605(c)(2) requires a Nasdaq-listed company to have an audit committee composed of at least three independent members. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three member audit committee or to fill all three seats on the audit committee at this time.

•                  Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                    FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                    FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.                    EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	Registration Rights Extension Agreement, dated March 5, 2013, between the Registrant and SB Asia Investment Fund II, L.P.

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009.**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009.**

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

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Learning (Beijing) Inc., dated March 27, 2013.

4.15	Power of Attorney by Lin Wang in favor of ATA Learning (Beijing) Inc., dated April 3, 2013.

4.16	Service Agreement for 2013 Securities Practitioner Qualification Exams between ATA Testing Authority (Beijing) Limited and Securities Association of China, dated January 15, 2013. †

8.1	List of Subsidiaries.***

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG.

23.2	Consent of Jincheng Tongda & Neal Law Firm

23.3	Opinion of Jincheng Tongda & Neal Law Firm

101.INS******	XBRL Instance Document

101.SCH******	XBRL Taxonomy Extension Schema Document

101.CAL******	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF******	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB******	XBRL Taxonomy Extension Label Linkbase Document

101.PRE******	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.
**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on September 15, 2009.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 6, 2012.
******

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

†	Confidential treatment has been requested for portions of this exhibit. These confidential portions will be filed separately with the SEC.
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

Date: June 26, 2013

S-1

ATA Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2013 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into dollars on the basis set forth in Note 2(d) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

June 26, 2013

ATA INC.

Consolidated Balance Sheets

		March 31,
	Note	2012	2013	2013
		RMB	RMB	USD
ASSETS	(2)(v)
Current assets:
Cash (including cash of VIE of RMB26,474,179 and RMB12,118,865 as of March 31, 2012 and 2013, respectively)		257,167,696	290,029,715	46,697,642
Accounts receivable, net (including accounts receivable, net of VIE of RMB12,839,077 and RMB11,441,392 as of March 31, 2012 and 2013, respectively)	(3)	81,844,571	51,114,718	8,229,973
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIE of RMB1,260,738 and RMB3,395,536 as of March 31, 2012 and 2013, respectively)	(4)	16,057,117	13,625,663	2,193,867
Total current assets		355,069,384	354,770,096	57,121,482

Property and equipment, net (including property and equipment, net of VIE of RMB680,857 and RMB1,277,283 as of March 31, 2012 and 2013, respectively)	(5)	59,890,306	61,310,690	9,871,625
Goodwill		23,422,850	23,422,850	3,771,310
Intangible assets, net	(6)	17,597,266	15,082,874	2,428,491
Other assets		4,740,321	3,231,971	520,379
Total assets		460,720,127	457,818,481	73,713,287

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	(2)(v)
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to ATA Inc. of RMB4,785,359 and RMB5,058,492 as of March 31, 2012 and 2013, respectively)	(7)	63,732,421	72,191,260	11,623,504
Deferred revenues (including deferred revenues of VIE without recourse to ATA Inc. of RMB854,095 and RMB493,284 as of March 31, 2012 and 2013, respectively)	(8)	27,333,088	7,376,527	1,187,694
Total current liabilities		91,065,509	79,567,787	12,811,198

Deferred revenues	(8)	3,100,116	2,644,294	425,757
Deferred income tax liabilities	(10)	139,931	58,681	9,448
Total liabilities		94,305,556	82,270,762	13,246,403
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 45,962,376 and 46,000,312 shares as of March 31, 2012 and 2013, respectively
Outstanding: 44,815,626 and 45,105,312 shares as of March 31, 2012 and 2013, respectively	(12)	3,442,803	3,461,060	557,265
Treasury shares—nil and 26,440 common shares as of March 31, 2012 and 2013, respectively, at cost	(12)	—	(329,357)	(53,030)
Additional paid-in capital		440,832,695	427,443,700	68,822,648
Accumulated other comprehensive loss		(26,004,399)	(26,379,146)	(4,247,302)
Accumulated deficit		(51,856,528)	(28,648,538)	(4,612,697)
Total shareholders’ equity		366,414,571	375,547,719	60,466,884
Commitments and contingencies	(15)
Total liabilities and shareholders’ equity		460,720,127	457,818,481	73,713,287

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income

		Year Ended March 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	USD
Net revenues	(9)	303,903,811	352,085,560	366,675,495	59,038,368
Cost of revenues		149,216,172	158,818,041	188,831,873	30,403,792
Gross profit		154,687,639	193,267,519	177,843,622	28,634,576

Operating expenses:
Research and development		22,756,340	18,402,166	21,846,305	3,517,470
Sales and marketing		54,382,019	46,345,286	49,394,470	7,952,996
General and administrative		54,421,441	61,683,088	70,449,357	11,343,041
Provision for doubtful accounts		2,235,627	2,350,990	9,140,062	1,471,640
Total operating expenses		133,795,427	128,781,530	150,830,194	24,285,147

Income from operations		20,892,212	64,485,989	27,013,428	4,349,429

Other income:
Interest income		1,035,607	2,061,020	3,122,304	502,722
Foreign currency exchange gains, net		1,138,484	3,633,543	77,240	12,436
Total other income		2,174,091	5,694,563	3,199,544	515,158

Earnings before income taxes		23,066,303	70,180,552	30,212,972	4,864,587

Income tax expense	(10)	3,312,287	14,339,082	7,004,982	1,127,871
Net income		19,754,016	55,841,470	23,207,990	3,736,716

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes		(5,817,855)	(3,787,210)	(374,747)	(60,338)
Comprehensive income		13,936,161	52,054,260	22,833,243	3,676,378

Basic earnings per common share	(16)	0.44	1.22	0.50	0.08
Diluted earnings per common share	(16)	0.44	1.19	0.50	0.08

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares					Accumulated
	Number			Receivable	Additional	other		Total
	of		Treasury	from	paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	Shares	shareholders	capital	loss	deficit	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2010	44,441,762	3,418,709	—	—	485,907,507	(16,399,334)	(127,452,014)	345,474,868
Net income	—	—	—	—	—	—	19,754,016	19,754,016
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(5,817,855)	—	(5,817,855)
Share-based compensation (Note 11)	—	—	—	—	4,651,971	—	—	4,651,971
Exercise of common share option and issuance of common shares (Note 11)	154,654	10,131	—	(1,035,796)	1,025,665	—	—	—
Balance as of March 31, 2011	44,596,416	3,428,840	—	(1,035,796)	491,585,143	(22,217,189)	(107,697,998)	364,063,000
Net income							55,841,470	55,841,470
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(3,787,210)	—	(3,787,210)
Share-based compensation (Note 11)	—	—	—	—	12,264,397	—	—	12,264,397
Exercise of common share option and issuance of common shares (Note 11)	219,210	13,963	—	—	617,881	—	—	631,844
Repayment from shareholders (Note 11)	—	—	—	1,035,796	—	—	—	1,035,796
Special cash dividend (Note 13)	—	—	—	—	(63,634,726)	—	—	(63,634,726)
Balance as of March 31, 2012	44,815,626	3,442,803	—	—	440,832,695	(26,004,399)	(51,856,528)	366,414,571
Net income	—	—	—	—	—	—	23,207,990	23,207,990
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(374,747)	—	(374,747)
Share-based compensation (Note 11)	—	—	—	—	12,874,056	—	—	12,874,056
Issuance of common shares with net-settlement of employee individual income tax (Note 11)	289,686	18,257	—	—	(931,710)	—	—	(913,453)
Repurchase of common shares (Note 12)	—	—	(329,357)	—	—	—	—	(329,357)
Special cash dividend (Note 13)	—	—	—	—	(25,331,341)	—	—	(25,331,341)
Balance as of March 31, 2013	45,105,312	3,461,060	(329,357)	—	427,443,700	(26,379,146)	(28,648,538)	375,547,719

Balance as of March 31, 2013-USD		557,265	(53,030)	—	68,822,648	(4,247,302)	(4,612,697)	60,466,884

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	19,754,016	55,841,470	23,207,990	3,736,716
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized foreign currency exchange gain	(1,778,813)	(857,940)	—	—
Provision for doubtful accounts	2,235,627	2,350,990	9,140,062	1,471,640
Write-down of inventories	2,033,211	—	—	—
Depreciation and amortization	13,635,560	11,278,264	10,617,534	1,709,528
Loss (gain) from disposal of property and equipment	125,893	4,067	(64,608)	(10,403)
Share-based compensation	4,651,971	12,264,397	12,874,056	2,072,850
Deferred income tax (benefit) expense	(3,891,524)	1,149,668	(3,221,555)	(518,702)
Changes in operating assets and liabilities:
Accounts receivable	33,330,718	(37,143,965)	21,589,791	3,476,169
Income tax payable (receivable)	2,276,045	(3,831,623)	12,564,291	2,022,975
Inventories	(262,900)	(29,473)	60,809	9,791
Prepaid expenses and other current assets	1,149,849	(1,971,939)	726,033	116,898
Other assets	—	(1,465,719)	1,358,490	218,730
Accrued expenses and other payables	(3,856,480)	14,255,685	(662,767)	(106,712)
Deferred revenues	(7,304,694)	7,508,984	(20,412,383)	(3,286,595)
Net cash provided by operating activities	62,098,479	59,352,866	67,777,743	10,912,885

Cash flows from investing activities :
Cash paid for property and equipment	(3,875,495)	(5,367,648)	(7,966,826)	(1,282,738)
Cash receipt from property and equipment disposal	—	20,640	—	—
Net cash used in investing activities	(3,875,495)	(5,347,008)	(7,966,826)	(1,282,738)

Cash flows from financing activities :
Proceeds from exercise of share options	—	631,844	—	—
Cash paid for employee individual income tax for net-settlement of vested shares	—	—	(913,453)	(147,075)
Cash paid for repurchase of common shares	—	—	(329,357)	(53,030)
Collection of receivable from shareholders	—	1,035,796	—	—
Special cash dividend	—	(63,634,726)	(25,331,341)	(4,078,595)
Net cash used in financing activities	—	(61,967,086)	(26,574,151)	(4,278,700)

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(4,039,042)	(2,929,270)	(374,747)	(60,338)
Net increase (decrease) in cash	54,183,942	(10,890,498)	32,862,019	5,291,109
Cash at beginning of year	213,874,252	268,058,194	257,167,696	41,406,533
Cash at end of year	268,058,194	257,167,696	290,029,715	46,697,642

Supplemental disclosures of cash flow information :
Cash paid for income tax	6,663,540	17,267,282	3,920,712	631,273
Cash refunded for income tax	(1,735,774)	(246,245)	(6,258,466)	(1,007,675)
Non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other payables	322,477	349,090	1,841,182	296,448
Receivable from shareholders for exercise of common share options	1,035,796	—	—	—

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Revenue concentration

For the years ended March 31, 2011, 2012 and 2013, RMB209.3 million, RMB240.7 million and RMB246.9 million, representing 68.9%, 68.4% and 67.3% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	%

Securities Association of China	115,742,065	38.1%	131,404,013	37.3%	84,244,267	23.0%
China Banking Association	51,681,348	17.0%	36,971,719	10.5%	60,573,979	16.5%
The Chinese Institute of Certified Public Accountants	—	—	—	—	54,255,662	14.8%

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable are as follows:

	March 31,
	2012		2013
	RMB	%	RMB	%
Securities Association of China	25,579,897	31.3%	19,643,518	38.4%
China Customs Education and Training Center	9,863,856	12.1%	7,927,308	15.5%

Concentration of cash balances held at financial institutions

Cash balances include deposits in:

	March 31,
	2012	2013
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	208,631,163	248,284,360
— Denominated in United Stated Dollars (“USD”)	719	719

Total cash balances held at mainland PRC financial institutions	208,631,882	248,285,079

Financial institutions in HKSAR of the PRC
— Denominated in RMB	45,917,908	16,662,994
— Denominated in Hong Kong Dollar	437,435	3,172,392
— Denominated in USD	2,177,482	21,909,250

Total cash balances held at HKSAR financial institutions	48,532,825	41,744,636

Total cash balances held at financial institutions	257,164,707	290,029,715

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE for which the Group is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)      Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)      Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the determination of primary beneficiary of VIE, the fair values of share-based payments, the collectibility of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets and goodwill, realizable value of inventories and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual license. Actual results could differ from those estimates.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(d)                 Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company and ATA BVI’s functional currency is the USD. The functional currency of the Company’s PRC subsidiaries and VIE is the RMB.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of comprehensive income in the line item “Foreign currency exchange gains, net.”

Assets and liabilities of the Company and ATA BVI are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive losses within equity.

For the convenience of the readers, the 2013 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.2108, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of  March 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2013.

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

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2012 and 2013.

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

a)             Online test preparation and training service fees

The Group sells online training to end users directly or through distributors on a consignment basis. The online training entitles end users to access online test preparation and training services during a specified service period, which normally ranges between 90 to 365 days from activation.

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

iv)                Business tax and value added tax (“VAT”)

Prior to September 1, 2012, revenue is recorded, net of business tax. Business tax is levied on the Group’s service-related revenues generated in the PRC at 5%.

From September 1, 2012, pursuit to the new PRC tax law, the Company’s business is subject to VAT instead of business tax. From September 1, 2012, revenue is recorded, net of VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities. VAT is levied on the Group’s service-related revenues generated in the PRC at 6%.

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

The test monitoring costs and royalty fees for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB

Test monitoring costs	85,375,463	88,232,358	129,127,028
Royalty fees	17,561,272	22,032,654	15,594,990

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

The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of comprehensive income.

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

When there is a change in the grantee status from an employee to a non-employee, if grantee retains the awards on a change in status and continues to provide substantive services to the Group, the change in status results in a new measurement date for the unvested awards with compensation costs measured as if the awards were newly issued to the grantee on the date of the change in status. If grantee retains the awards on a change in status and is not required to provide substantive services to the grantor subsequent to that change in status, the change in status is, in substance, an acceleration of the vesting of the arrangement.

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

(n)                 Inventories

Inventories include textbooks, exam papers and low value consumables. Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand. Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to of RMB2,033,211, RMB nil and RMB nil for the years ended March 31, 2011, 2012 and 2013, respectively, and were recorded as cost of revenues in the consolidated statements of comprehensive income.

(o)                 Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives on the straight-line method, taking into consideration the assets’ estimated salvage value:

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

(r)                   Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in the year ended March 31, 2013.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2011, 2012 and 2013 is allocated to the following expense items:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	3,461,455	3,847,873	4,898,098
Research and development	3,553,612	3,694,142	4,214,374
Sales and marketing	3,649,029	3,551,100	5,269,923
General and administrative	2,109,344	2,206,793	2,608,307
Total employee benefit expenses	12,773,440	13,299,908	16,990,702

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(t)            Earnings per share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights in undistributed earnings. The Company’s nonvested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to cash dividends.

Diluted earnings per share is calculated by dividing net earnings adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of common shares issuable upon the exercise of outstanding share options (using the treasury stock method). Common equivalent shares in the diluted earnings per share computation are excluded to the effect that they would be anti-dilutive. In calculating the diluted earnings per share, the undistributed earnings are not reallocated to the participating securities and the common and dilutive common equivalent shares.

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

The Group has no legal ownership interest in ATA Online. The legal ownership interests of ATA Online are held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder, chairman and chief executive officer and Mr. Walter Lin Wang, the Company’s co-founder and director.

A series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and a power of attorney (collectively, the “VIE Agreements”) were entered among ATA BVI, ATA Learning, ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang. As a result of the VIE Agreements and as described below, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements.

ATA Online is determined to be a VIE because although Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang are the equity holders of ATA Online, (i) their equity investment of RMB10 million in ATA Online was financed by the Group and (ii) they do not participate in any profit or loss of ATA Online.

Although the Group does not have an equity investment in ATA Online, the Group has other variable interests in ATA Online through, among others, (i) the Group’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang (used by them to finance their equity investment in ATA Online) and other subordinated loans to ATA Online, (ii) the Group’s right, under the loan agreement, to receive all the dividends declared by ATA Online through its equity holders and (iii) the Group’s exclusive purchase option to acquire (or to have the Group’s designee acquire) 100% of the equity interest or assets in ATA Online for a consideration equal to the loans provided by the Group to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, to the extent permitted under PRC law. As a result of these variable interests, the Group has the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Online.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Through the VIE Agreements, the Group has a controlling financial interest in ATA Online because the Group (i) has the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online.

Accordingly, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements. All of the equity (net assets) and net incomes or losses of ATA Online are attributed to the Company; therefore, non-controlling interest in ATA Online is not presented in the Company’s consolidated financial statements.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA BVI lent to ATA Online’s equity holders, Mr. Kevin Xiaofeng Ma, and Mr. Walter Lin Wang, interest free loans in the amount of RMB10 million for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The equity holders of ATA Online can only repay the loans by transferring all of their legal ownership interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. The equity holders of ATA Online are required to pay to ATA BVI all dividend received from ATA Online. The initial terms of the loans are ten years, which may be extended upon the agreement of ATA BVI and ATA Online’s equity holders. The approval of ATA Online is not required for the renewal of the loan agreements nor can ATA Online terminate the loan agreement during the contract term. ATA BVI lent RMB 1 million on October 27, 2006 and RMB 9 million on July 7, 2009. As of March 31, 2013, the remaining terms of the loan agreements are 3.6 years and 6.3 years for the loans of RMB 1 million and RMB 9 million, respectively, assuming no renewal of the agreement.

Technical support agreement: ATA Learning has the exclusive right to provide technical support services to ATA Online. ATA Online pays a quarterly service fee to ATA Learning. The service fees are mutually agreed by both parties, and are determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. The term of this agreement is ten years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online may not terminate this agreement during its term or upon its expiration. The agreement was entered into on October 27, 2006 with a remaining term of 3.6 years as of March 31, 2013, assuming no renewal of the agreement.

Strategic consulting service agreement: ATA Learning provides ATA Online with strategic consulting and related services to ATA Online. The fees for these services are determined by ATA Learning and calculated monthly but paid quarterly based on actual time spent providing the services. ATA Learning has the right to adjust the fees payable by ATA Online in accordance with its performance. The term of this agreement is twenty years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online can only terminate this agreement if ATA Learning fails to perform its obligation under this agreement. The agreement was entered into on October 27, 2006 with a remaining term of 13.6 years as of March 31, 2013, assuming no renewal of the agreement.

For the years ended March 31, 2011, 2012 and 2013, the Company billed RMB nil, RMB nil and RMB 12.6 million to ATA Online based on the technical support agreement and strategic consulting service agreement. As of March 31, 2011, 2012 and 2013, RMB nil, RMB nil and RMB 12.6 million was collected.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. ATA Online may terminate this agreement upon the completion of its contractual obligations under the technical support agreement and the strategic consulting service agreement as described above. As of March 31, 2013, the remaining term of this agreement is 13.6 years, assuming no renewal of the strategic consulting service agreement.

Power of attorney: Each of Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang signed a power of attorney, on March 27, 2013 and April 3, 2013 respectively, with ATA Learning to exclusively assign their rights as an shareholder of ATA Online to ATA Learning, including but not limited to voting right and right to appoint director and executive management of ATA Online. The assignment of the shareholder’s rights is legally binding, irrevocable. The agreement is retrospectively effective when the call option and cooperation agreement and equity pledge agreement were effective and remains effective as long as the call option and cooperation agreement and equity pledge agreement are effective.

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

The assets and liabilities of ATA Online as of March 31, 2012 and 2013 and the net revenue and net income (loss) for the years ended March 31, 2011, 2012 and 2013 are as follows:

	March 31,
	2012	2013
	RMB	RMB

Cash	26,474,179	12,118,865
Accounts receivable, net	12,839,077	11,441,392
Prepayment and other current assets	1,260,738	3,395,536
Amounts due from related parties	—	29,562
Total current assets	40,573,994	26,985,355
Property and equipment, net	680,857	1,277,283
Total assets	41,254,851	28,262,638

Accrued expenses and other payables	4,785,359	5,058,492
Amounts due to related parties	4,213,631	1,804,678
Deferred revenue	854,095	493,284
Total liabilities	9,853,085	7,356,454

	Year ended March 31,
	2011	2012	2013
	RMB	RMB	RMB

Net revenue	21,022,662	49,782,361	24,960,260
Net income (loss)	3,590,196	25,782,832	(10,495,582)

Amounts due from related parties’ represent the amount due from ATA Inc.’s other subsidiaries, which are eliminated on consolidation.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(w)       Recently issued accounting standards

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. The amendment requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. The Company adopted the new guidance on April 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on April 1, 2013. The adoption will not have a material impact on its consolidated financial statements or related disclosures.

(3)         ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2012	2013
	RMB	RMB
Accounts receivable	111,944,576	86,119,787
Less: allowance for doubtful accounts	(30,100,005)	(35,005,069)
Accounts receivable, net	81,844,571	51,114,718

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	29,934,512	27,938,198	30,100,005
Additions charged to bad debt expense	2,235,627	2,350,990	9,140,062
Write-off of accounts receivable	(4,231,941)	(189,183)	(4,234,998)
Ending allowance for doubtful accounts	27,938,198	30,100,005	35,005,069

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(4)         PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2012	2013
	RMB	RMB
Prepaid business tax	287,925	—
Income tax receivable	4,934,777	—
Deferred income tax assets (note 10)	4,233,996	7,524,161
Advances to employees	1,090,425	1,022,036
Other current assets	5,509,994	5,079,466
Total prepaid expenses and other current assets	16,057,117	13,625,663

(5)         PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2012	2013
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	21,672,897	27,631,940
Furniture, fixtures and office equipment	516,794	572,567
Software	12,261,549	12,828,775
Motor vehicles	1,885,402	2,023,598
Leasehold improvements	9,018,139	10,204,808
	98,403,994	106,310,901
Less: accumulated depreciation and amortization	(38,513,688)	(45,000,211)
Property and equipment, net	59,890,306	61,310,690

Total depreciation expense recognized for the year ended March 31, 2011, 2012 and 2013 is allocated to the following expense items:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB

Cost of revenues	4,766,712	2,306,543	1,746,736
Research and development	676,394	362,720	876,166
Sales and marketing	706,316	238,776	726,239
General and administrative	4,635,651	5,611,387	4,754,001
Total depreciation expense	10,785, 073	8,519,426	8,103,142

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(6)         INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of March 31, 2012 and 2013.

	March 31, 2012
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(7,495,275)	16,631,431	10
Customer relationships	1,300,000	(334,165)	965,835	12
Total intangible assets	25,426,706	(7,829,440)	17,597,266

	March 31, 2013
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(9,901,334)	14,225,372	10
Customer relationships	1,300,000	(442,498)	857,502	12
Total intangible assets	25,426,706	(10,343,832)	15,082,874

ETS TOEIC license represents the amounts paid to Educational Testing Service (“ETS”) under a master distributor agreement for the exclusive right to market, distribute, administer and sell the Test of English for International Communication (“TOEIC”) in mainland PRC for ten years commencing from March 2009.

Amortization expenses for intangible assets were RMB 2,850,487, RMB 2,758,838 and RMB 2,514,392 for the year ended March 31, 2011, 2012 and 2013, respectively. Estimated amortization expense is RMB 2,514,392 for each of the next five years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(7)         ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2012	2013
	RMB	RMB
Business and other taxes payable	4,701,736	6,276,692
Accrued payroll and welfare	17,688,960	15,684,309
Accrued test monitoring fees	12,379,899	14,946,724
Accrued certificates costs	8,126,036	2,593,694
Royalty fees payable	8,651,161	9,721,066
Income taxes payable	1,173,344	8,802,858
Other current liabilities	11,011,285	14,165,917
Total accrued expenses and other payables	63,732,421	72,191,260

Other current liabilities as of March 31, 2012 and 2013 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses.

(8)         DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31,
	2012	2013
	RMB	RMB
Testing services	19,316,486	3,866,368
Test-based education services	5,178,840	1,131,246
Test preparation and training solutions	854,095	376,885
Other revenue — licensing fees from authorized test centers	4,362,115	3,614,738
Other revenue — others	721,668	1,031,584
Total deferred revenues	30,433,204	10,020,821

Representing:
Current deferred revenues	27,333,088	7,376,527
Non-current deferred revenues	3,100,116	2,644,294

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(9)                 NET REVENUES

The components of net revenues for the years ended March 31, 2011, 2012 and 2013 are as follows:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Testing services	243,103,305	290,881,289	335,790,689
Test preparation and training solutions	15,426,587	26,996,054	11,343,066
Other revenue	45,373,919	34,208,217	19,541,740
Net revenues	303,903,811	352,085,560	366,675,495

Other revenue includes net revenues from test-based educational services of RMB 25,727,038, RMB 12,614,294 and RMB 6,778,429 for the year ended March 31, 2011, 2012 and 2013, respectively.

Product sales of RMB 478,468, RMB 788,062 and RMB 1,095,370 for the years ended March 31, 2011, 2012 and 2013 are included in other revenue. Other revenue primarily includes test-based educational services, licensing fees from authorized test centers, test development services, test certificate services, and test administration software product sales.

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

In December 2009, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities that they qualified as HNTEs. The certificates entitled them to the preferential income tax rate of 15% effectively retroactively from January 1, 2009 to December 31, 2011. As of March 31, 2012, ATA Learning, ATA Online and Beijing JDX’s applicable income tax rate from January 1, 2012 onwards was 25%. In May and July 2012, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. ATA Learning, ATA Online and Beijing JDX’s applicable income tax rate from January 1, 2015 onwards is 25%.

The new EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2013, the Company has not provided for income taxes on earnings of RMB 142,455,116 generated by its PRC consolidated entities since January 1, 2008 as the Company plans to reinvest these earnings indefinitely in the PRC. As of March 31, 2013, the unrecognized deferred income tax liability related to these earnings was RMB 14,245,512.

The earnings before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(11,433,911)	(15,598,329)	(19,373,510)
PRC	34,500,214	85,778,881	49,586,482
Earnings before income taxes	23,066,303	70,180,552	30,212,972

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income consists of the following:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
PRC
Current expense	7,203,811	13,189,414	10,226,537
Deferred (benefit) expense	(3,891,524)	1,149,668	(3,221,555)
Total income tax expense	3,312,287	14,339,082	7,004,982

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2011, 2012 and 2013 to earnings before income taxes due to the following:

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Computed “expected” income tax expense	5,766,576	17,545,138	7,553,243
Decrease in valuation allowance	(1,379,408)	(2,035,788)	(735,773)
Preferential income tax rate	(4,486,178)	(8,301,350)	(7,069,673)
Entities not subject to income tax	1,695,485	833,483	1,624,864
Non-deductible expenses
Entertainment	1,308,601	1,344,639	1,213,569
Share-based compensation	1,162,993	3,066,099	3,218,514
Bad debt loss	—	47,296	1,058,750
Changes in tax rates	—	2,032,901	429,667
Tax rate differential	(1,503,124)	(53,254)	1,977,043
Prior year tax return true up	450,139	—	—
Additional deduction of research and development costs	—	(371,754)	(2,309,671)
Other	297,203	231,672	44,449
Actual income tax expense	3,312,287	14,339,082	7,004,982

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2012	2013
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	479,411	2,876,488
Property and equipment, net	1,859,136	1,709,276
Allowance for doubtful accounts	912,399	1,592,868
Write-down of inventories	579,644	317,163
Accrued expenses and other payables	4,021,629	3,796,164
Total gross deferred income tax assets	7,852,219	10,291,959
Less: valuation allowance	(1,657,524)	(921,751)
Net deferred income tax assets	6,194,695	9,370,208
Deferred income tax liabilities:
Intangible assets acquired in JDX acquisition:
Customer relationships	241,494	195,452
Total gross deferred income tax liabilities	241,494	195,452
Net deferred income tax assets	5,953,201	9,174,756

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2012	2013
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	4,233,996	7,524,161
Non-current deferred income tax assets, included in other assets	1,859,136	1,709,276
Non-current deferred income tax liabilities	(139,931)	(58,681)
Net deferred income tax assets	5,953,201	9,174,756

The decrease in the valuation allowance for the years ended March 31, 2011, 2012 and 2013 were RMB1,379,408, RMB2,035,788 and RMB735,773, respectively. As of March 31, 2013, the valuation allowance of RMB921,751 was mainly related to the deferred income tax assets of entities at cumulative losses. As of March 31, 2013, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2013 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2013, the Group had net tax loss carry forwards for PRC income tax purpose of RMB 17,623,772, if unused, will expire by December 31, 2018.

For the years ended March 31, 2011, 2012 and 2013, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2008.

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2013, 2,017,842 shares were reserved for issuance under the 2008 Plan.

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

During the year ended March 31, 2013, the Company extended the exercise period of two employees’ vested share options and continued the vesting of their unvested share options and continued the vesting of one employee’s nonvested shares upon their resignation. The modification resulted in additional compensation expense of RMB1,294,834  recognized in the “general and administrative expense” for the year ended March 31, 2013.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	Years	USD
Outstanding as of March 31, 2010	3,413,251	2.98
Granted	—	—
Exercised	(43,884)	3.60
Forfeited	(225)	3.60
Expired	(106,492)	3.32
Outstanding as of March 31, 2011	3,262,650	2.96
Granted	—	—
Exercised	(27,864)	3.60
Forfeited	—	—
Expired	(446,444)	3.60
Outstanding as of March 31, 2012	2,788,342	2.85
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(41,000)	3.60
Outstanding as of March 31, 2013	2,747,342	2.84
Vested and expected to vest as of March 31, 2013	2,747,342	2.84	3.1	Nil
Exercisable as of March 31, 2013	2,672,342	2.86	3.0	Nil

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2013, was calculated based on the closing price of the Company’s common shares on March 31, 2013.

The total intrinsic value of options exercised in the years ended March 31, 2011, 2012 and 2013 are USD 10,175, USD 28,775 and USD nil respectively.

In March 2011, certain individuals exercised 43,884 share options with an exercise price of USD3.6 per share. The proceeds of USD157,982 (RMB1,035,796) were not received by the Company as of March 31, 2011 and a receivable from shareholders of RMB 1,035,796 was recorded in the shareholders’ equity. The Company received the proceeds in May 2011.

Information relating to options outstanding and exercisable as of March 31, 2013 is as follows:

Options outstanding as of March 31, 2013			Options exercisable as of March 31, 2013
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
1,312,600	2.26	2.1	1,312,600	2.26	2.1
674,000	3.60	2.7	674,000	3.60	2.7
250,000	3.60	3.6	250,000	3.60	3.6
101,000	3.60	4.7	101,000	3.60	4.7
100,000	4.75	4.5	100,000	4.75	4.5
9,742	2.69	5.9	9,742	2.69	5.9
300,000	2.12	7.0	225,000	2.12	7.0
2,747,342	2.84	3.1	2,672,342	2.86	3.0

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Compensation expense for share options is allocated to the following expense items:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	568	—	—
Research and development	1,450	—	—
Sales and marketing	6,897	42,914	—
General and administrative	1,636,369	547,231	306,659
Total share based compensation expense	1,645,284	590,145	306,659

As of March 31, 2013, RMB 94,511 of total unrecognized compensation expense related to nonvested share options is expected to be recognized over one year.

Nonvested shares

A summary of the nonvested shares activities for the year ended March 31, 2011, 2012 and 2013 is presented below:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2010	431,049	2.943
Granted	20,000	1.655
Vested	(120,121)	2.865
Forfeited	(24,928)	2.209
Outstanding at March 31, 2011	306,000	2.949
Granted	1,060,000	4.963
Vested	(116,245)	2.076
Forfeited	(103,005)	4.470
Outstanding at March 31, 2012	1,146,750	4.788
Granted	100,000	4.030
Vested	(334,250)	4.423
Forfeited	(17,500)	3.807
Outstanding at March 31, 2013	895,000	4.858

The total fair value of shares vested during the years ended March 31, 2011, 2012 and 2013, was USD 219,615, USD 527,371 and USD 829,077 respectively.

Compensation expense recognized for nonvested shares for the years ended March 31, 2011, 2012 and 2013 is allocated to the following expense items:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	140,900	71,691	21,813
Research and development	194,527	189,462	308,577
Sales and marketing	595,713	344,226	702,683
General and administrative	2,075,547	11,068,873	10,239,490
Total share based compensation expense	3,006,687	11,674,252	11,272,563

As of March 31, 2013, RMB8,161,687  of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 2.44 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(12)       COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 13, 2008 to repurchase up to USD5 million worth of its outstanding American Depository Shares (“ADS”) from time to time in open-market transactions. On February 12, 2010, the Company’s board of director reviewed and approved the continuation of the share repurchase program through March 31, 2011. The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD5 million worth of its issued and outstanding ADSs in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. For the year ended March 31, 2011, 2012 and 2013, the Company repurchased nil, nil and 26,440 common shares at a repurchase price of RMB nil, RMB nil and RMB 329,357, respectively.

(13)       SPECIAL CASH DIVIDEND

On June 1, 2011, the Company’s board of directors declared a special cash dividend of USD0.215 per common share, or USD0.43 per ADS. The total amount of cash distributed in the dividend was USD9.8 million (RMB 63,634,726) and was paid from the cash held by ATA Inc. in August 2011.

On August 7, 2012, the Company’s board of directors declared a special cash dividend of USD0.087 per common share, or USD0.174 per ADS. The total amount of cash distributed in the dividend was USD4.0 million (RMB 25,331,341) and was paid from the cash held by ATA Inc. in September 2012.

(14)       STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2012 and 2013, the PRC consolidated entities had appropriated RMB 10,598,807 and RMB 14,892,860, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(15)       COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of two to three years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2013 are:

Minimum
Lease Amount
RMB
Year ended:
March 31, 2014	5,859,831
March 31, 2015	2,368,911
March 31, 2016	1,963,867
March 31, 2017	—
March 31, 2018	—
10,192,609

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2011, 2012 and 2013 were RMB 5,446,033, RMB 5,159,138 and RMB 6,517,907 respectively.

(16)       EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share are calculated as follows:

	Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net earnings	19,754,016	55,841,470	23,207,990
Less: Dividends paid to participating securities	—	(1,476,269)	(525,049)
Net earnings attributable to participating securities	(162,360)	—	—
Net earnings available to common shareholders	19,591,656	54,365,201	22,682,941
Denominator:
Denominator for basic earnings per share:
Weighted average common shares outstanding	44,469,182	44,713,418	44,967,823
Plus: Incremental shares issuable upon exercise of share options	—	951,469	147,794
Denominator for diluted earnings per share	44,469,182	45,664,887	45,115,617
Basic earnings per common share	0.44	1.22	0.50
Diluted earnings per common share	0.44	1.19	0.50

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings per share for the years ended March 31, 2011, 2012 and 2013, because their effect is anti-dilutive:

	Year ended March 31,
	2011	2012	2013
Shares issuable under share options	3,262,650	100,000	1,134,742

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(17)              ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,
	2012	2013	2013
	RMB	RMB	USD
Cash	48,532,826	41,744,636	6,721,298
Prepaid expenses and other current assets	840,201	464,873	74,849
Investments in subsidiaries	317,670,591	334,415,959	53,844,265
Total assets	367,043,618	376,625,468	60,640,412

Accrued expenses and other current liabilities	629,047	1,077,749	173,528
Total liabilities	629,047	1,077,749	173,528

Common shares	3,442,803	3,461,060	557,265
Treasury shares	—	(329,357)	(53,030)
Additional paid in capital	440,832,695	427,443,700	68,822,648
Accumulated other comprehensive loss	(26,004,399)	(26,379,146)	(4,247,302)
Accumulated deficit	(51,856,528)	(28,648,538)	(4,612,697)
Total shareholders’ equity	366,414,571	375,547,719	60,466,884
Total liabilities and shareholders’ equity	367,043,618	376,625,468	60,640,412

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Comprehensive Income

	Year Ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD

Operating expenses	(8,754,744)	(7,487,523)	(7,567,474)	(1,218,437)
Investment income	27,535,955	60,175,402	30,685,632	4,940,689
Interest income	97,045	377,333	112,656	18,139
Foreign currency exchange gains (losses), net	875,760	2,776,258	(22,824)	(3,675)
Earnings before income taxes	19,754,016	55,841,470	23,207,990	3,736,716
Income tax expense	—	—	—	—
Net income	19,754,016	55,841,470	23,207,990	3,736,716
Foreign currency translation adjustment, net of nil income taxes	(5,817,855)	(3,787,210)	(374,747)	(60,338)
Comprehensive income	13,936,161	52,054,260	22,833,243	3,676,378

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Year Ended March 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	USD
Net cash used in operating activities	(8,122,776)	(4,529,639)	(6,675,424)	(1,074,809)
Cash flows from investing activities :
Collection from (advances to) subsidiaries	(5,139)	1,140,127	26,836,132	4,320,882
Net cash provided by (used in) investing activities	(5,139)	1,140,127	26,836,132	4,320,882

Cash flows from financing activities :
Proceeds from exercise of share options	—	631,844	—	—
Cash paid for employee individual income tax of net-settlement of vested shares	—	—	(913,453)	(147,075)
Cash paid for repurchase of common shares	—	—	(329,357)	(53,030)
Collection of receivable from shareholders	—	1,035,796	—	—
Special cash dividend	—	(63,634,726)	(25,331,341)	(4,078,595)
Net cash used in financing activities	—	(61,967,086)	(26,574,151)	(4,278,700)

Effect of foreign exchange rate changes on cash	(4,039,042)	(2,929,270)	(374,747)	(60,338)
Net decrease in cash	(12,166,957)	(68,285,868)	(6,788,190)	(1,092,965)
Cash at beginning of year	128,985,651	116,818,694	48,532,826	7,814,263
Cash at end of year	116,818,694	48,532,826	41,744,636	6,721,298

Supplemental disclosures of cash flow information :
Non-cash investing and financing activities:
Receivable from shareholders for exercise of common share options	1,035,796	—	—	—