Form 20-F
period 2014-03-31
ATA Inc.
filed 2014-06-26
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-33910

ATA Inc.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

16th Floor, Tower E 6 Gongyuan West Street Jian Guo Men Nei Beijing 100005, China
(Address of principal executive offices)

Benson Tsang Chief Financial Officer ATA Inc. 16th Floor, Tower E 6 Gongyuan West Street Jian Guo Men Nei Beijing 100005, China Telephone: 8610-6518-1122 Facsimile: 8610-6517-9517
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

46,091,518 common shares.

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended March 31, 2012, 2013 and 2014 and audited consolidated balance sheets as of March 31, 2013 and 2014. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”

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

ITEM 2.                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                           KEY INFORMATION

A.                         Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2012, 2013 and 2014 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. Our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2010 and 2011 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net Revenues
Testing services	187,158	243,103	290,881	335,791	358,837	57,725
Test preparation and training solutions	11,149	15,427	26,996	11,343	5,949	957
Other (1)	46,725	45,374	34,208	19,541	19,882	3,198
Total net revenues	245,032	303,904	352,085	366,675	384,668	61,880
Gross profit	115,497	154,688	193,267	177,844	196,188	31,559
Total operating expenses	145,552	133,796	128,781	150,830	154,809	24,903
Income (loss) from operations	(30,055)	20,892	64,486	27,013	41,379	6,656
Income tax expense	(5,742)	(3,312)	(14,339)	(7,005)	(19,895)	(3,200)
Net income (loss)	(35,350)	19,754	55,841	23,208	27,276	4,388

(1)                                     Includes net revenues from test-based educational services of RMB31,786,398, RMB25,727,038, RMB12,614,294, RMB6,778,429 and RMB3,309,944 ($532,454) in the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014, respectively.

	For the fiscal year ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
Basic earnings (loss) per common share	(0.79)	0.44	1.22	0.50	0.59	0.10
Diluted earnings (loss) per common share	(0.79)	0.44	1.19	0.50	0.59	0.10
Basic earnings (loss) per ADS (1)	(1.58)	0.88	2.44	1.00	1.18	0.20
Diluted earnings (loss) per ADS (1)	(1.58)	0.88	2.38	1.00	1.18	0.20
Dividends declared per common share	—	—	1.393	0.554	—	—
Weighted average common shares outstanding
Basic	44,789,512	44,469,182	44,713,418	44,967,823	45,227,159
Diluted	44,789,512	44,469,182	45,664,887	45,115,617	45,231,555

(1)                                 Each ADS represents two common shares.

	As of March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash	213,874	268,058	257,168	290,030	311,947	50,182
Restricted cash	—	—	—	—	2,700	434
Accounts receivable, net	82,900	47,052	81,845	51,115	68,353	10,996
Total current assets	309,074	325,491	355,069	354,770	398,093	64,039
Total assets	428,503	435,447	460,720	457,818	491,237	79,023
Deferred revenues, current	25,837	19,101	27,333	7,377	8,383	1,349
Total current liabilities	78,223	67,448	91,066	79,568	77,149	12,411
Total liabilities	83,028	71,384	94,305	82,271	79,345	12,764
Accumulated deficit	(127,452)	(107,698)	(51,857)	(28,649)	(1,372)	(221)
Common shares	3,419	3,429	3,443	3,461	3,475	559
Total shareholders’ equity	345,475	364,063	366,415	375,548	411,892	66,259

	For the fiscal year ended March 31,
	2010	2011	2012	2013	2014
Key Operating Data:
Number of tests delivered (1)	5,760,147	7,162,462	8,529,095	9,266,581	9,688,210

(1)                                    Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding free tests in the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014 was 5,760,147, 6,907,158, 8,026,639, 8,744,859 and 9,411,226, respectively.

Exchange Rate Information

We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2164 to US$1.00, which was the noon buying rate in effect as of March 31, 2014. The noon buying rate on June 20, 2014 was RMB6.2240 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2010	6.8268	6.8319	6.8180	6.8258
Fiscal year ended March 31, 2011	6.5645	6.5743	6.5483	6.5483
Fiscal year ended March 31, 2012	6.3980	6.5477	6.2935	6.2975
Fiscal year ended March 31, 2013	6.2880	6.3879	6.2105	6.2108
Fiscal year ended March 31, 2014	6.1185	6.2273	6.0402	6.2164

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Most recent six months:
December 2013	6.0738	6.0927	6.0537	6.0537
January 2014	6.0509	6.0600	6.0402	6.0590
February 2014	6.0816	6.1448	6.0591	6.1448
March 2014	6.1729	6.2273	6.1183	6.2164
April 2014	6.2246	6.2591	6.1966	6.2591
May 2014	6.2380	6.2591	6.2255	6.2471
June 2014 (period through June 20, 2014)	6.2338	6.2548	6.2090	6.2240

Source: H.10 weekly statistical release of the Federal Reserve Board

(1)                                 Annual averages are calculated using the exchange rates for the last day of each month during the relevant year. Monthly averages are calculated using daily exchange rates during the relevant month.

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

Our three largest clients in the fiscal year ended March 31, 2014, the China Banking Association, or CBA, the Securities Association of China, or SAC, and the Chinese Institute of Certified Public Accountants, or CICPA, accounted for 17.6%, 16.7% and 16.0%, respectively, of our net revenues in that period. We provide both computer-based testing and test administration services to the CBA, SAC and CICPA. We generated RMB193.2 million ($31.1 million) from provision of our services to the CBA, SAC and CICPA in the fiscal year ended March 31, 2014.

As of March 31, 2014, our accounts receivable from the CBA, SAC and CICPA were RMB7.8 million ($1.3 million), RMB17.5 million ($2.8 million) and RMB0.4 million ($71,029), respectively.

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

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we had RMB45.1 million in revenues in the quarter ended September 30, 2013 as compared to RMB188.9 million in revenues in the quarter ended December 31, 2013 primarily because one of our major test sponsors, the CICPA, held tests during the third quarter of fiscal year ended March 31, 2014. In the fiscal year ended March 31, 2014, the Asset Management Association of China decided to delay administering its annual Security Fund exam; therefore we generated no revenue in the fiscal year ended March 31, 2014 compared to revenue of RMB5.7 million in the fiscal year ended March 31, 2013 in connection with such test.

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

The market for our services in China is still emerging and evolving rapidly. If market acceptance of our services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

As the market for our services in China is still emerging, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house.

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

In addition, we have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, such as our HR Select employee assessment solution which we launched in 2009, and test-delivery systems, such as our patented mobile test administration platform called the Mobile Testing Service, or MTS, which we launched in 2013. In November 2013, we completed our acquisition of Xing Wei Institute (HK) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China, to expand our service offering with respect to training and consulting for corporations. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks that we face expanding in this market include the following:

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

The success of our service offerings going forward also depends on our ability to gain and maintain relevant business relationships, such as our relationship with major test sponsors for computer-based tests in China, our relationship with the licensor of certain test titles, such as ACT, Cambridge and the Test of English for International communication, or TOEIC, exams, and our relationship with Saville Consulting in relation to psychometric tests for our HR Select employee assessment solution. Factors that are beyond our control may cause our relationship with relevant parties to change. For example, our exclusive TOEIC distributor contract ended on February 28, 2014 due to ETS’ decision to change its distribution model.  Although we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 to continue delivery of certain TOEIC exams to our existing institutional clients from April 1, 2014 through December 31, 2016, we expect to lose a majority of the revenues generated from administering TOEIC exams in the fiscal year ended March 31, 2015 due to contractual limitations on our scope of TOEIC exam services to selected market segments in China. If our new service offerings are ultimately unsuccessful or do not grow as rapidly as we expect, our net revenues and profitability will be adversely affected.

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

Our advanced technologies for the creation and delivery of computer-based tests, including our E-testing platform and our performance-based testing technologies, are a key factor in growing and maintaining our relationships with test sponsors, educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce our competitiveness or render our current technologies and services obsolete. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demand for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market leadership position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.

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

As of March 31, 2014, we had contractual relationships with 3,048 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.

We may face increasing competition from international and domestic competitors. If we fail to successfully compete, our revenues and market share may decrease, and our results of operations may be adversely affected.

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

Due to intense market competition for highly skilled workers, we have faced difficulties locating experienced and skilled personnel in certain areas, such as administration, marketing, product development, sales, finance and accounting. In particular, we have had difficulty finding personnel with experience in the computer-based testing services market. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. Even if we can find qualified candidates, they may be subject to non-competition agreements with their prior employers that prevent us from hiring them. In addition, we cannot assure you that we will be able to retain our current skilled personnel. According to our contracts with our employees, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us and, for a period of five years following termination, from soliciting our existing clients. However, we may have difficulty enforcing these non-competition and non-solicitation provisions in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing.

Many of our contracts with governmental agencies and public educational institutions take the form of framework agreements and offer little contractual or legal protections, and it may be impractical for us to pursue or obtain legal remedies against these clients.

Many governmental agencies and other public sector entities in China require the use of simple framework agreements for the procurement of products and services from us that lack many of the detailed aspects of our business arrangement. For example, the terms of service may lack the clarity we would normally have in our contracts with commercial enterprises, or contract terms protecting our intellectual property may not be as clear and detailed as we would normally have in our contracts with commercial enterprises. Moreover, it may not be feasible or practicable for us to take legal action against our government and public sector clients to enforce our contractual rights. As a result, we may lack the same contractual or legal protections, or ability to enforce such protections, that we would normally have under the contracts we typically enter into with our other clients.

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

•                  economic, political and other conditions in China; and

•                  Chinese government policies relating to the borrowing and remittance of foreign currency outside China.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of March 31, 2014, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) , or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB. On May 24, 2013, the PCAOB announced that it had entered into a memorandum of understanding on enforcement and cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, direct PCAOB inspections of independent registered accounting firms in China are still not permitted by Chinese authorities.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including the mainland China affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including the mainland China affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. On February 12, 2014, these PRC-based accounting firms appealed to the SEC against this sanction. The SEC commissioners will review the administrative law decision.  After the review by the SEC commissioners, these accounting firms would have a further right to appeal to the United States Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal. Accordingly, the sanction will not become effective until after a full appeal process is concluded. We are not involved in the proceedings brought by the SEC against the accounting firms. However, the mainland China affiliate of our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

While we cannot predict the outcome of the SEC’s proceedings, if the mainland China affiliate of our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another China-based registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2014, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or common shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See Item 10. “Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Because we are a Cayman Islands company, we and our Chinese subsidiaries and their branch companies in China are treated as foreign or foreign-invested enterprises under Chinese laws and regulations. To comply with Chinese laws and regulations, we conduct our online businesses in China through a series of contractual arrangements entered into among ATA Testing Authority (Holdings) Limited, or ATA BVI, ATA Learning (Beijing) Inc., or ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder and chairman and Walter Lin Wang, our co-founder and director. Our contractual arrangements with ATA Online include a technical support agreement and a strategic consulting service agreement. These contractual arrangements also include an equity pledge agreement and powers of attorney entered into with each of the shareholders of ATA Online and a call option and cooperation agreement entered into with ATA Online and its shareholders. Under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. The equity pledges under the equity pledge agreement were registered with the relevant local authority, Haidian Branch of Beijing Administration for Industry and Commerce, on April 25, 2012. We may enforce the pledge by foreclosing on the pledge equity interest to recover amounts due in the event of breach by ATA Online of the technical support agreement, strategic consulting service agreement or covenants under the equity pledge agreement.

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

The PRC Enterprise Income Tax Law, or EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the Chinese tax authorities determine that our contractual arrangements with ATA Online were not priced at arm’s length for purposes of determining tax liability. If the Chinese tax authorities determine that these contracts were not entered into on an arm’s-length basis, they may adjust our income and expenses for Chinese tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for Chinese tax purposes, of deductions recorded by ATA Online, which could adversely affect us by increasing the tax liabilities of ATA Online. This increased tax liability could further result in late payment fees and other penalties to ATA Online for underpaid taxes. Any payments we make under these arrangements or adjustments in payments under these arrangements that we may decide to make in the future will be subject to the same risk.

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

Because of PRC restrictions on foreign ownership of Internet-based businesses in China, we depend on a series of contractual arrangements with ATA Online, in which we have no equity ownership interest, to conduct our online businesses. These contractual arrangements include loan agreements, a technical support agreement, a strategic consulting service agreement, a call option and a cooperation agreement, an equity pledge agreement and powers of attorney.  They are intended to provide us with the power to direct the activities of ATA Online that most significantly impact ATA Online’s performance and allow us to obtain the economic benefits from ATA Online, but may not be as effective in providing control over ATA Online as equity ownership. For example, ATA Online and its shareholders could breach the terms of the contractual arrangements by, among other things, failing to operate our online businesses in an acceptable manner or taking other actions that are detrimental to our interests. As a protection against such risks, ATA Online and its shareholders are prohibited under the contractual arrangements from engaging in certain activities without our consent, including a prohibition on any transfer by ATA Online’s shareholders of their equity interest in ATA Online and a prohibition on ATA Online entering into similar technical support and strategic consulting agreements with third parties. In addition, we have the exclusive option to purchase or have our designee purchase each shareholder’s equity interest in ATA Online at any time so long as such purchase is in compliance with PRC laws. Due to restrictions under PRC law on foreign ownership of Internet-based businesses in China, we are not permitted to exercise the exclusive option to directly purchase ATA Online’s equity interests. There are no material restrictions under PRC law if we were to designate PRC citizens or non-foreign-invested PRC enterprises as our designees to purchase ATA Online’s equity interests or assets.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2014, our Chinese subsidiaries allocated RMB20.6 million ($3.3 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.

Effective from January 1, 2008, the PRC Enterprise Income Tax Law, or EIT Law, imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws. However, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments may continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations for a transition period of five years from January 1, 2008 or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term.

Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore is entitled to a preferential tax rate of 15% retroactively for calendar years 2011 to 2013. ATA Testing is currently in the process of renewing its HNTE certificate for another three years. Upon a successful renewal, ATA Testing should be entitled to a preferential tax rate of 15% retroactively from January 1, 2014. In the event ATA Testing is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. In July, May and July of 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. We cannot assure you that ATA Testing, ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

The discontinuation of any of our preferential tax treatments could materially increase our tax obligations and adversely affect our business, operating results and financial condition.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular, or Circular 82, issued by the State Administration of Taxation, or the SAT on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise.”   In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or common shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise.” In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

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

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under Notice 75 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with Notice 75 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Risks Relating to Doing Business in the People’s Republic of China

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

Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including a few confirmed human cases. China reported the occurrence of a number of cases of H1N1 virus in China related to the global outbreak of H1N1 that began in the first half of 2009. A new avian flu strain H7N9 began appearing in China in early 2013, which has reportedly infected over 180 people across multiple provinces in China as of February 10, 2014. Any prolonged adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of exams or classes to avoid students and others from congregating in closed spaces. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Relating to Our ADSs

Our ADS price and the ADS or stock prices of other companies with business operations primarily in China have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2013 and June 1, 2014, our ADS price as reported on Nasdaq ranged between a low of $3.78 and a high of $6.41. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended May 31, 2014 was approximately 30,026 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of June 26, 2014, there were 46,337,518 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 3,914,667 common shares, including options to purchase an aggregate of 2,445,207 common shares immediately exercisable as of June 26, 2014. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Three of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 54.5% of our outstanding common shares as of June 26, 2014. SB Asia Investment Fund II L.P. has one board representative on our six-director board, and beneficially owns approximately 32.8% of our outstanding common shares as of June 26, 2014. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.

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

In November 2013, we completed the acquisition of the entire equity interest of Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China.

For additional information on our organizational structure, see Item 4.C. “Organizational Structure.”

Our principal executive offices are located at 16th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, People’s Republic of China, and our telephone number is (86-10) 6518-1122. Our web site address is http://www.ata.net.cn. The information on our web site does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States in CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.

B.                         Business overview

Overview

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, securities, teaching and insurance. Our computer-based testing services clients principally include professional associations, such as the CBA, SAC, and CICPA, and Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security.

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 3,048 authorized test centers located throughout China as of March 31, 2014. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2014, we have delivered approximately 68.9 million tests, including approximately 11.6 million free tests for business development purposes. Over the course of two days on October 19 and October 20, 2013, we delivered tests for the second consecutive year to more than 1.5 million test takers for the CPA, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2014, approximately 9.7 million tests were delivered using our computer-based testing technologies and services.

Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests, our newly patented mobile testing platform called the Mobile Testing Service, or MTS, and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our MTS platform enhances the mobility, security, efficiency and cost-effectiveness of test administration by utilizing state-of-the-art cloud technology to transmit test data through portable mobile devices. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors have adopted for their computer-simulated tests given around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats to make test administration easier and cheaper. In December 2013, we won the “Best Solution in the Testing and Assessment Field” Award at the 2013 China Software Technology Conference — the 12th China Software and Information Service Summit, which was organized by the MIIT and sponsored by China Electronic Information Industry Development Institution.

Leveraging our testing platform, technologies and expertise, we administer an ever expanding portfolio of test titles in China and have expanded our service offerings beyond our core computer-based testing services to include other test-focused services. ATA Online has launched online training web sites to help candidates across China attain continuing educational requirement after their professional licensure and certification tests, which are delivered through our test delivery platform. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. We plan to further expand our services to test takers through online education technologies, career-oriented training and soft skills development.

Our total net revenues increased from RMB352.1 million in the fiscal year ended March 31, 2012 to RMB366.7 million in the fiscal year ended March 31, 2013 and RMB384.7 million ($61.9 million) in the fiscal year ended March 31, 2014. We had net income of RMB55.8 million in the fiscal year ended March 31, 2012, RMB23.2 million in the fiscal year ended March 31, 2013 and RMB27.3 million ($4.4 million) in the fiscal year ended March 31, 2014.

Our Test Delivery Platform and Technologies

We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. While we still offer a choice between paper-based testing and computer-based testing for our institutional clients, currently all of our national public exams are delivered using computer-based testing, and we expect the trend towards computer-based exams to continue. For example, we have been helping the Chinese Institute of Certified Public Accountants, or CICPA, to transfer its the National Unified Certified Public Accountants Exam from paper-based testing to computer-based testing since 2012. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

Our E-Testing Platform

Our E-testing platform incorporates a number of technologies and protocols designed to ensure the stable, cost-effective, secure, accurate, fast and easy-to-manage delivery of computer-based tests on a large scale. It is flexible and easily customized for many types of test content and the specific requirements of the test sponsor. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. Our E-testing platform is composed of a set of tools and applications for facilitating the computer-based testing process, including a network sub-system for managing and transferring test content, test taker information and test results data in a secure and efficient manner. Our E-testing platform software applications are pre-installed on designated personal computers at the testing site prior to the test date and are designed to handle large-scale testing environments and are capable of transmitting, receiving, processing and storing large amounts of information in a short time span. We currently have the capability to deliver more than 1,000,000 tests per day using our 110 servers, which can be increased to enlarge capacity. We periodically upgrade our equipment and software applications to handle increasing testing volume as required.

Our Mobile Testing Service

We have developed a patented mobile test administration platform to service our clients called the Mobile Testing Service, or MTS, which we believe significantly enhances the mobility, security, efficiency and cost-effectiveness of test administration. MTS obviates the need to pre-install software on designated personal computers at the testing site prior to the test date and allows us to monitor the status and process of an entire exam through a safe, non-public LAN, thus reducing the cost of test administration and improving test admin efficiency. Through the MTS, test packets can be downloaded to personal electronic devices prior to the exam, and candidate responses can be synced with the test server during the exam. MTS consists of three main components: (i) a small MTS Box that is placed in the testing center and operated by onsite proctors to wirelessly connect between the MTS Cloud Server and the test takers’ own electronic device, such as a personal computer or tablet; (ii) an MTS Cloud Server that processes the exchange of data, such as the upload or download of test data, between the MTS Box and our servers; and (iii) MTS Test Client, an app that supports multiple operating systems and enables secure data transmission between the MTS Box and test takers’ personal electronic devices during live exams. Our mobile platform has already been deployed for use in our administration of the Cambridge English Junior Exam in Hong Kong, Spain, Argentina, and Mexico and we expect it to garner widespread use in the future.

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Macao, which we refer to as our ATA authorized test centers. As of March 31, 2014, we had contractual relationships with 3,048 ATA authorized test centers, of which 1,962 hosted tests delivered through our testing platform within the last 24-month period and 1,533 possess the right to use our “ATA” brand name and logo. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2014:

Extensive Network of Test Centers

We do not own any of our ATA authorized test centers but instead enter into a standard form of contract with qualified independent operators to act as ATA authorized test centers. Most of our ATA authorized test centers are owned by Chinese vocational schools, which we believe enhances the quality and dependability of the centers. Under our contracts with the test centers, we license our E-testing platform technology and provide ongoing technical support and training during the contract period. We require each test center to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations. We assist our clients in liaising and coordinating testing arrangements with our ATA authorized test centers.

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

Interpreter-based simulation offers high flexibility, adaptability to most applications, low disk space usage and short lead times for developing new tests once the system is in place. Based on feedback from our clients, we believe that we are the only company in the world that has developed and marketed interpreter-based simulation technology for testing and educational use. For this reason, we believe that our Dynamic Simulation Technology is the world’s leading technology for the creation and illustration of performance-based tests through simulation. Currently content in over eight languages has been delivered through this technology around the world.

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

In addition to incorporating our technologies into our test service offerings, we also directly generate revenue from our Dynamic Simulation Technology and related simulation authoring tools by licensing them to international IT certification sponsors, such as Citrix and CompTIA, for the creation of test items and test preparation course exercise items delivered to students and test takers all over the world.

Our Service Offerings

Testing Development and Delivery Services

Computer-based test authoring, delivery and result analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the authoring, test delivery and result analysis of computer-based tests as well as logistical services such as test registration, scheduling, fee collection and certification fulfillment. We have assisted our clients with creating and delivering a wide range of computer-based tests, including governmental agencies with licensure tests required for positions within various governmental agencies and industry associations with tests that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:

•                  the National Unified Certified Public Accountants Exam, sponsored and regulated by the CICPA;

•                  the Certification of China Banking Professionals Exam, sponsored and regulated by the CBA under the supervision of the China Banking Regulatory Commission;

•                  the Qualifications Exam for Individuals Engaged in the Securities Industry, sponsored and regulated by the SAC under the supervision of the China Securities Regulatory Commission;

•                  the National Security Guard Exam, sponsored and regulated by the Ministry of Public Security of the People’s Republic of China;

•                  IT vendor tests that certify the technical skills and competence of IT professionals in relation to specific types of IT applications, computer operating systems or other IT skill sets, and that allow test takers to obtain a professional license or certification in a specific subject area; and

•                  corporate assessment services for large scale/daily recruitment exercise and internal talent assessment purposes.

Utilizing our comprehensive and advanced item authoring system and rendering technologies, we assist our clients in developing sophisticated computer-based tests, including performance-based items. Creation of effective and reliable computer-based tests involves a multi-step process:

•                  Test design. Our content development consultants work together with the client to determine the test purpose, target audience, test objectives and required competency level to formulate an overall test blueprint. We then arrange for the client to work with our internal subject matter experts, or to engage outside subject matter experts with specific experience in the subject area, to work with us on the scope of knowledge covered by the test and to design and author specific testing items for required knowledge points.

•                  Test item authoring. Based on the test blueprint and using our advanced test engine technologies, we work together with subject matter experts to create individual test items designed to determine a test taker’s proficiency and speed in solving both practical and conceptual problems. The test items are designed to support immediate test scoring and results analysis. Test items generally fall into two types: standardized items and performance-based items. Once all of the test items have been created, our content development consultants and subject matter experts commence a review process to ensure the validity of each test item, clarity of language and overall quality. All of the test items are then deposited in a master test item pool.

•                  Test form and item bank construction. Once the test items are ready, we tag parameters to test items for building up test item banks, which enable test forms to be formulated based on the blueprint of a test. Test forms with the same level of difficulty are generated from the test item bank to ensure fairness across test forms.

•                  Final user acceptance beta test. Before publication, the test undergoes a final user acceptance beta test during which volunteer test takers take the test and provide feedback. Based on the test results from the beta test, we are able to evaluate the efficacy of the test, eliminate problematic test items and otherwise fine tune the test items to ensure quality.

•                  Continuous upgrades through result analysis and user feedback. As we deliver tests in real-world environments, we monitor and analyze the quality and adequacy of the test content and update test items as we develop or adopt new technologies and techniques. We also communicate with test users and collect feedback from the test sponsors and test takers to ensure that test items are up-to-date.

Our services are modularized, depending on the client’s needs, we perform some or all of the above services to individual client. For example, in some cases, clients may have already created all of the test items and may only require us to build the test using our E-testing platform. Computer-based tests can also be scheduled on an on-demand basis, or as regularly scheduled tests, which must be prescheduled and taken by test takers at a designated time.

Our computer-based testing delivery services generally include the following, subject to the test sponsor’s specific needs:

•                  installing our E-testing platform on the computer system of our authorized test centers to enable centralized administrative tasks to be implemented for the test or, in the case of repeated clients, updating the platform as necessary, for new tests;

•                  providing technical support throughout the test administration process;

•                  updating test session information and performing test rehearsals and final test environment inspection;

•                  administering the test sessions and collecting responses from candidates; and

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

•                  providing test data management, such as test score publishing and inquiry; and

•                  printing and delivering certificates for test takers who have satisfied the test sponsor certification requirements.

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

Administration of TOEIC exams in China. We have been a long-time distributor and test administrator of TOEIC exams in China, which are products of ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam is being used by over 14,000 companies, government agencies and English language learning programs in 150 countries, with around seven million TOEIC exams administered around the world last year. TOEIC has become the top professional English language assessment tool in the world, according to ETS.

TOEIC tests include large-scale, fixed-date testing open to the general public for a set fee as well as on-demand testing given for specific enterprises or organizations. We administered our first TOEIC exam in three cities in China in March 2009.  We collect a per-test taker fee for each test delivered. TOEIC exams in China used to be only available in a paper-based format, but since August 2011, we began also delivering computer-based TOEIC exams through our delivery system at our authorized test centers.

On February 28, 2014, our exclusive TOEIC distributor contract with ETS ended and we no longer exclusively represent TOEIC exams in China due to ETS’ decision to change its distribution model; however, we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 to continue delivery of certain TOEIC exams to our existing institutional clients from April 1, 2014 through December 31, 2016.

Distribution and administration of ACT exams in China. We entered into a three-year Master Agreement in October 2012 with ACT, Inc. (“ACT”) to distribute and market certain ACT test titles and assessment-related products. Under a separate addendum signed on the same day, we will administer the ACT college admission test at schools running the Global Assessment Certificate Program in China, and collect a per-test taker fee for each test delivered. At end of May 2014, we received notice of termination from ACT, Inc. on this addendum effective from August 31, 2014. We are under discussions with ACT, Inc. to continue our relationship centered on workforce solutions and marketing consultative services.

Distribution and administration of Cambridge tests. We entered into an exclusive ten-year Master Distribution and Services Agreement in March 2013 with The Chancellor, Masters and Scholars of the University of Cambridge (“Cambridge”), an affiliate of the University of Cambridge which has the largest dedicated research department of any UK-based language assessment organization.  Under this agreement, we will host, support, market and deliver platform services to certain Cambridge tests and collect a per-test taker fee for each test delivered. As of March 31, 2014, we have enabled the delivery of 1,717 Cambridge English Junior Exam in Hong Kong, Macao, Spain, Argentina, Turkey, Italy and Mexico through our MTS and expect to expand delivery of this and other Cambridge test titles to other jurisdictions in the future.

HR Select Employee Assessment Solution

In March 2009, we launched our self-developed “HR Select” employee assessment solution. HR Select is a service that enables corporate human resources departments to test, benchmark and analyze job applicants based on general, industry-specific and job-specific profiles and individual skill-sets, making it an invaluable tool for campus recruitment, lateral hiring and internal promotions. Employers using HR Select can choose to adopt any of a multitude of evaluation parameters, including:

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

HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these parameters and to analyze and categorize the results to make effective recruitment decisions. Candidates are tested using our E-testing platform at our authorized test centers or online at a place of their choosing. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. For example, Saville, which is a career personality test, is available via the HR Select service to assess a candidate’s personality and predict his workplace behavior. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate the standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

Our current HR Select clients principally include large domestic and foreign-invested companies in highly skill-intensive industries such as insurance and banking. Since the end of the fiscal year ended March 31, 2011, the four largest Chinese state-owned banks have all become customers of our computer-based testing services that incorporate our HR Select solution. We expect to market HR Select to the large and growing small- and medium-enterprise market in China where recruitment resources are limited and where the consequences of poor hiring decisions are greater. Pricing starts at a volume-limited annual subscription, with additional fees charged depending on the volume, specific test titles utilized and whether ATA authorized test centers are used.

To complement our HR Select offerings, we signed an exclusive ten-year partnership agreement with Saville Consulting, a global human resources assessment firm whose products are available in over 80 countries, in August 2011 to deliver Saville’s unique and proprietary psychometric measurement instruments and specialized personality instrument through our testing platform. Saville’s psychometric assessment has enhanced our HR Select product portfolio and moved us one step closer to our goal of being a premium provider of international, brand name test content.

Test Preparation and Training Solutions

We offer test preparation and training programs and services to test candidates preparing to take professional certification tests as well as candidates aiming to fulfill their post qualification continuing educational requirement. Our test preparation and training solutions integrate our testing and assessment technologies with test preparation and training content targeted at professional licensure and certification tests in China.

Online test preparation and training platform for the securities and banking industries. Leveraging the scale of ATA-delivered securities and futures certification test, ATA Online launched an online test preparation web site to provide a flexible and scalable platform aimed at helping candidates across China to fulfill their Continuous Professional Development (CPD) requirement after passing their professional licensure and certification tests delivered through our testing platform for the SAC and China Futures Association. Test preparation and training customers gain access to Internet web sites that contain the latest training materials provided by the test sponsors and streaming video of teaching sessions and practice tests developed by ATA. Since late 2011, the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a new contract with SAC in November 2011 to deliver online training platform development and maintenance services during the assessment period. For providing such services, we earned revenues of RMB0.9 million in the fiscal year ended March 31, 2014. We do not expect any further revenue coming from the provision of test preparation services to the SAC in future.

Career-Oriented Services

Career-oriented educational services. Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students for particular job titles and to qualify for internationally recognized IT and other vocational certification programs. Each single course program we offer is typically centered on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. Our degree major course programs are designed to help graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets. In general, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. Our pre-occupational training programs provide students with a simulated internship environment replicating what these students would experience in an actual internship and that are designed to prepare students for actual job positions. A typical pre-occupational training program will last for two to three months. We plan to gradually exit from career-oriented educational services delivered through single course programs, degree major course programs and pre-occupational training programs in IT and vocational schools and shift our focus to our new business providing soft skills and career-oriented training for corporate employees in China.

Soft skills and career-oriented trainings for corporate employees. In November 2013, we completed our acquisition of Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China. By leveraging Xing Wei’s expertise in improving employee performance, this acquisition expands our service offerings with respect to training and consulting for corporations, which will enable us to deepen our existing client relationships in China. We are currently developing occupational training materials and enriching our platform.

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

We have registered 148 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.

As of March 31, 2014, we have also registered 202 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

We have also sought patent protection relating to our testing technology. On February 22, 2013, we submitted two applications with China’s State Intellectual Property Office seeking dual invention patent protection and utility model protection for our testing transmission technology. Our application for utility model protection was granted on August 28, 2013, which gives us a protection period of 10 years starting from the date of application. We expect to obtain approval for the invention patent within approximately 18 months from the date of the application. Once approved, we are entitled to a protection period of 20 years for the invention patent from the date of application. In addition, our testing technologies also enjoy protection in China as trade secrets under China’s Anti-Unfair Competition Law.

Clients

The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. The CBA, SAC, and CICPA accounted for 17.6%, 16.7% and 16.0%, respectively, of our total net revenues for the fiscal year ended March 31, 2014. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2014.

As of March 31, 2014, we had 748 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2014, our five largest computer-based testing services clients based on revenue were:

•                  the CBA, which has been designated by the PRC Ministry of Human Resources and Social Security and the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

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

•                  the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security; and

•                  Agricultural Bank of China.

These five clients represented an aggregate of 61.0% of our total net revenues for the fiscal year ended March 31, 2014.

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

Marketing

To generate demand and market awareness, we engage in a variety of marketing activities to promote our product and service offerings. We host and invite potential clients, such as key governmental agencies and governing bodies, to industry conferences on topics such as the development of computer-based testing technologies. We also attend conferences and trade shows to demonstrate and promote our technologies, product and service offerings. We conduct marketing for our service offerings through promotional activities in cooperation with local governmental departments and educational institutions and through our local sales agents. Our on-campus marketing activities include promoting the licensure and certification tests linking to our “ATA” brand name, through prominently placed marketing materials like posters and other advertising means. We promote wider recognition of our “ATA” brand by placing our logo prominently outside ATA authorized test centers and in test and course program materials. We are also developing joint marketing efforts with certain independent operators of our ATA authorized test centers.

Competition

In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience and established infrastructure. We believe that our overall testing services and technologies, along with our nationwide test center network, provide us with a competitive advantage. We believe that we are currently the market leader in computer-based testing services in China due to a combination of our experience in and familiarity with the China computer-based testing services market, our advanced technology, our large nationwide network of test centers, our established relationships with key test sponsors and governmental agencies and our competitive cost levels.

We believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 3,048 authorized test centers in China, including centers in every province in China, as of March 31, 2014. To our knowledge, based on interactions with clients and others in the market, there are no other commercial computer-based testing service providers in China with a test center network as large as ours. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2014, approximately 9.7 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,000,000 tests per day.

For our HR Select employee assessment solution, while there are other companies providing recruitment services to corporate human resources departments, we are differentiated by our comprehensive service and focus on offering more professional testing services with proprietary testing technologies.

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

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 148 software copyrights with the Copyright Protection Center of China.

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

As a result of current Chinese laws and regulations that impose substantial restrictions on foreign investment in the Internet businesses in China, we conduct our online test preparation business in China through a series of contractual arrangements entered into among us, ATA Learning, and our affiliated PRC entity, ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC and owned by Kevin Xiaofeng Ma, our chairman, and Walter Lin Wang, our director, both of whom are PRC citizens. See Item 4.C. “Organizational Structure.” ATA Online has obtained the licenses and approvals that are required to operate the online test preparation business.

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

Regulation of Domain Names and Web Site Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2014, we have registered 202 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing requirements, but the new requirements are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet content provision operators are required to cease any collection or use of the user personal information and de-register the relevant user account when a given user stops using the relevant internet service. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or unlawfully selling or providing such information to other parties. In addition, if an internet content provision operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the internet content provision operator is still required to supervise and manage the protection of such information. As for penalties, violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability under the order.

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

To further clarify and simplify the implementation of Notice 75, SAFE has issued various rules, including Notice on Further Improvement and Amendment of Foreign Exchange Administration Policies on Direct Investments, or Circular 59, effective on December 17, 2012. Under these foreign exchange regulations, PRC residents who make, or have previously made direct or indirect, investments in special purpose vehicles or SPVs prior to the implementation of these foreign exchange regulations will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change not involving its round-trip investment, capital variation, such as an increase or decrease in capital, a transfer or swap of shares, a merger, division, long-term equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE when such updates are required under applicable foreign exchange regulations. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, even though here is no explicit deadline for such registration.

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under Notice 75 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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

C.                         Organizational Structure

Corporate Structure and Arrangements with Our Affiliated PRC Entity

The following diagram illustrates our corporate structure. Except for ATA BVI and Xing Wei Institute (Hong Kong) Limited, which are incorporated in the British Virgin Islands and Hong Kong Special Administrative Region of the PRC, respectively, all of our subsidiaries and our affiliated PRC entity are incorporated in mainland China. For a detailed description of the Company’s significant subsidiaries, see Item 4.A. “History and Development of the Company.”

To comply with PRC laws and regulations restricting foreign ownership in distributors of Internet content, our online test preparation business in China is conducted through a series of contractual arrangements entered into among ATA BVI, ATA Learning and ATA Online (Beijing) Education Technology Limited, or ATA Online, a PRC entity incorporated in the PRC and owned by Kevin Xiaofeng Ma, our co-founder and chairman and Walter Lin Wang, our co-founder and director, in the percentages described in the diagram above. ATA Online holds the license required to operate the online portion of our test preparation and training solutions business. We do not have any direct ownership interest or direct shareholding rights in ATA Online. For a detailed description of these contractual arrangements, see Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions.” As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements.

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

D.                         Property, Plant and Equipment

Our principal executive offices are located in approximately 2,124 square meters of office space used by us at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, among which 1,062 square meters of office space are owned by us and 1,062 square meters of office space are leased by us. We also own an additional 1,062 square meters of office space at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, which we have leased to another tenant. By the end of September 2014, our new principal executive offices will be at B2-3th Floor, Jian Wai SOHO Block 2, East Third Ring Road, Chaoyang District, Beijing, China and will comprise an area of 3,023 square meters of office space, which will include new training and testing centers. We also occupy approximately 2,658 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Chengdu and Guangdong. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.                  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                         Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our total net revenues increased from RMB352.1 million in the fiscal year ended March 31, 2012 to RMB366.7 million in the fiscal year ended March 31, 2013 and RMB384.7 million ($61.9 million) in the fiscal year ended March 31, 2014. We had net income of RMB55.8 million in the fiscal year ended March 31, 2012, RMB23.2 million in the fiscal year ended March 31, 2013 and RMB27.3 million ($4.4 million) in the fiscal year ended March 31, 2014.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created and delivered using our testing technologies. Revenues from testing services accounted for 82.6%, 91.6% and 93.3% of our total net revenues in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. We are also a distributor and administrator of certain TOEIC exams to our institutional clients in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. Revenues from HR Select and TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2010, 2011, 2012, 2013 and 2014.

Number of Exams Delivered (1)

(1)                          Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2010, 2011, 2012, 2013 and 2014 was 5,760,147, 6,907,158, 8,026,639, 8,744,859 and 9,411,226, respectively.

We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities industries. ATA Online has launched online test preparation and training web sites to help candidates across China fulfill their continuing educational requirement after passing their professional licensure and certification tests delivered through our test delivery platform for the SAC and China Futures Association. Revenues from our test preparation and training solutions accounted for 7.7%, 3.1% and 1.5% of our total revenue in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

We operate our business and generate our net revenues primarily through our wholly owned subsidiaries in China: ATA Testing and ATA Learning. Due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, we operate our online businesses, including our test preparation and training business and the online portion of our HR Select employee assessment solution program, and provide our computer-based testing services for the National Security Guard exam and CICPA through ATA Online, which we effectively control and enjoy the economic benefits through a series of contractual arrangements entered into among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders. We do not have any direct ownership interest or direct shareholding rights in ATA Online. ATA Online primarily holds assets related to the delivery of our online test preparation and training services, such as the Internet provider license, accounts receivable, prepaid expenses, and equipment. ATA Online had total assets of RMB59.4 million ($9.6 million) as of March 31, 2014. ATA Online generated net revenues of RMB100.2 million ($16.1 million) and a gross profit of RMB39.3 million ($6.3 million) for the fiscal year ended March 31, 2014. Its total operating expenses were RMB24.2 million ($3.9 million) for the fiscal year ended March 31, 2014.  In addition, ATA Online had approximately RMB21.8 million ($3.5 million) in net cash provided by operating activities, RMB0.2 million ($40,200) in net cash used in investing activities and RMB nil in net cash used in financing activities for the fiscal year ended March 31, 2014.

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

•                  the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker; and

•                  our ability to continue to introduce new services and testing platforms and the market success of such services and platforms, such as our HR Select service, distribution and administration of certain test titles, such as ACT tests and computer-based Cambridge English Junior Exams, our MTS testing platform and our career-oriented trainings.

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

•                  sales and marketing efforts for our newer services, such as our HR Select service; and

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

	For the fiscal year ended March 31,
	2012		2013		2014
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except or percentages)
Net Revenues
Testing services	290,881	82.6%	335,791	91.6%	358,837	57,725	93.3%
Test preparation and training solutions	26,996	7.7%	11,343	3.1%	5,949	957	1.5%
Other	34,208	9.7%	19,541	5.3%	19,882	3,198	5.2%
Total net revenues	352,085	100.0%	366,675	100.0%	384,668	61,880	100.0%

Testing Services

We derive testing services revenues primarily from fees charged to test sponsors, including governmental agencies and other sponsors of licensure and certification tests, for our test delivery services. We also offer testing services to private enterprises as part of our HR Select employee assessment solution and administer TOEIC exams in China.

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

Significant Factors Affecting Testing Services

The most significant factor directly affecting our revenues from fees charged for our testing services are the number of test takers. The number of test takers for a test is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. Growth in the number of enterprises adopting our HR Select service in China also impact our testing services revenues. Our revenues from fees charged for our testing services are also affected by the price we can charge per test, which generally remains fairly stable once we are engaged by a test sponsor to help deliver a particular test.

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

Since late 2011, the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a new contract with SAC in November 2011 to deliver online training platform development and maintenance services during the assessment period. We received RMB0.9 million ($0.2 million) in revenues from test preparation services to the SAC in the fiscal year ended March 31, 2014 compared to RMB7.7 million in the fiscal year ended March 31, 2013. We do not expect any further revenue from providing test preparation services to the SAC in the future.

Other Revenues

We derive other revenues from test-based educational services, test content creation services, issuance of certificates delivered to passing candidates, licensing fees paid to us by operators of our ATA authorized test centers, and other fees and services.

Test-based educational services. We offer, and receive fees for, single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests.

Test content creation services. Our test content creation services include the installation of our technology on client testing platforms, the conversion of paper-based test items into computer-based tests items, and other related services. We charge service fees charged for these test content creation services.

Certificate delivery. Many of our testing services clients charge passing candidates a separate fee to receive a certificate for a test passed. We deliver upon request, and charge a per-certificate price for, these certificates to these candidates.

Licensing fees from ATA authorized test centers.  We license our ATA name and E-testing platform technology and provide ongoing technical support, upgrades and training during the contract period in exchange for license fees.

Test administration software products. We offer our test administration software products to our clients and charge a per-software copy price for the software.

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

	For the fiscal year ended March 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	352,085	100.0%	366,675	100.0%	384,668	61,880	100.0%
Cost of Revenues	158,818	45.1%	188,832	51.5%	188,480	30,320	49.0%
Gross Profit	193,267	54.9%	177,843	48.5%	196,188	31,560	51.0%

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

Royalty Fees

Royalty fees primarily consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests, fees paid to ETS for the rights to be a distributor in mainland China for TOEIC exams, and license fees paid to Saville Consulting for its psychometric assessment tests used in our HR Select service.

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

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, research and development expenses, provision for doubtful accounts and impairment of intangible assets.

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

Provision for Doubtful Accounts

The provision for doubtful accounts represents our best estimate of the amount of probable credit losses resulting from our customers or non-customer business partners’ inability to make required payments. We consider the age of doubtful receivable, historical collection experience, and business partners’ individual facts.

Impairment of Intangible Assets

The impairment of intangible assets is the amount by which the carrying value exceeds the fair value of our intangible assets such as brands and trademarks, relationships with test sponsors and customers, or other intangibles.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and ATA BVI are not subject to income tax. In addition, upon any payments of dividends by the Company or ATA BVI, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2014. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries and our variable interest entity, or VIE, operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore it is entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. ATA Testing is currently in the process of renewing its HNTE certificate for another three years. Upon a successful renewal, ATA Testing should be entitled to a preferential tax rate of 15% retroactively from January 1, 2014. In the event ATA Testing is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%.  In December 2009, each of ATA Learning, ATA Online and Beijing JDX received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. In July, May and July of 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In the event ATA Testing, ATA Learning, ATA Online and Beijing JDX are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.” Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), a PRC subsidiary of Xing Wei, is subject to an income tax of 25%.

In addition, under the EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. We have preliminarily determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entity were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and Item 10. “Additional Information — E. Taxation — People’s Republic of China Taxation.”

In addition, the EIT Law revokes the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. In the fiscal year ended March 31, 2014, ATA Testing distributed dividends of RMB113 million ($18.2 million) to ATA BVI and paid a PRC withholding tax at a rate of 10% or RMB11.3 million ($1.8 million).  As of March 31, 2014, we have not provided for income taxes on other undistributed earnings of RMB89.6 million ($14.4 million) generated by our PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2014, we provided full valuation allowance for their deferred income tax assets after consideration of the schedule reversal of existing deferred income tax liabilities.

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

VAT pilot program and VAT exemption of offshore outsourcing services. ATA Testing, ATA Learning, ATA Online and Beijing JDX subject to VAT at a rate of 6% for net revenues (i.e. VAT excluded) generated from service and license fees under the VAT pilot program under which Business Tax is being replaced by VAT gradually. This VAT is not a deduction from revenue in our consolidated statements of operations. Zhongxiao Zhixing is subject to VAT at a rate of 3% since it is classified as a Small Scale VAT payer. In addition, ATA Testing is currently exempt from VAT on income generated from providing certain services to customers outside of China until December 31, 2018.

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

ATA Inc. and its subsidiaries have no legal ownership interest in ATA Online. The legal registered capital interests of ATA Online are held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder and chairman and Mr. Walter Lin Wang, the Company’s co-founder and director, both of whom are also the beneficial owners of the ATA Inc. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and powers of attorney (collectively, the “VIE Agreements”) which were entered among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders, we have a controlling financial interest in ATA Online because we have (i) the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online.

Accordingly, the financial statements of ATA Online are consolidated in our consolidated financial statements. All of the equity (net assets) and net income or losses of ATA Online are attributed to us; therefore, non-controlling interest in ATA Online is not presented in our consolidated financial statements.

Bad Debt Allowance

We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the fiscal years ended March 31, 2012, 2013 and 2014 is as follows:

	For the fiscal year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	27,938,198	30,100,005	35,005,069	5,631,084
Additions charged to (reversal of) bad debt expense	2,350,990	9,140,062	(3,738,232)	(601,350)
Write-off of accounts receivable(1)	(189,183)	(4,234,998)	(26,578,404)	(4,275,530)
Ending allowance for doubtful accounts	30,100,005	35,005,069	4,688,433	754,204

(1)       For the fiscal year ended March 31, 2014, we wrote off the accounts receivable from sales of NTET Tutorial Platform software, whose bad debt allowance was provided in the fiscal year ended March 31, 2010.

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

As of March 31, 2014, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB2.6 million ($0.4 million). The amount of the deferred income tax assets considered realizable as of March 31, 2014 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the year ended March 31, 2012, 2013 and 2014, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2009.

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

	For the fiscal year ended March 31,
	2012		2013		2014
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Net revenues:
Testing services	290,881	82.6%	335,791	91.6%	358,837	57,725	93.3%
Test preparation and training solutions	26,996	7.7%	11,343	3.1%	5,949	957	1.5%
Other	34,208	9.7%	19,541	5.3%	19,882	3,198	5.2%
Total net revenues	352,085	100.0%	366,675	100.0%	384,668	61,880	100.0%
Cost of revenues	158,818	45.1%	188,832	51.5%	188,480	30,320	49.0%
Gross profit	193,267	54.9%	177,843	48.5%	196,188	31,560	51.0%

Operating expenses:
Research and development	18,402	5.2%	21,846	6.0%	27,673	4,452	7.2%
Sales and marketing	46,345	13.2%	49,394	13.5%	47,259	7,602	12.3%
General and administrative	61,683	17.5%	70,449	19.2%	71,606	11,519	18.6%
Impairment of intangible assets	—	—	—	—	12,009	1,932	3.1%

	For the fiscal year ended March 31,
	2012		2013		2014
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Provision for (reversal of) doubtful accounts	2,351	0.7%	9,140	2.5%	(3,738)	(601)	(1.0)%
Total operating expenses	128,781	36.6%	150,830	41.2%	154,809	24,904	40.2%
Income from operations	64,486	18.3%	27,013	7.3%	41,379	6,656	10.8%
Interest income	2,061	0.6%	3,122	0.9%	4,770	767	1.2%
Foreign currency exchange gains(losses), net	3,633	1.0%	77	0.0%	(49)	(8)	(0.0)%
Other income	—	—	—	—	1,072	173	0.3%
Earnings before income tax	70,180	19.9%	30,213	8.2%	47,172	7,588	12.3%
Income tax expense	14,339	4.1%	7,005	1.9%	19,896	3,200	5.2%
Net income	55,841	15.8%	23,208	6.3%	27,276	4,388	7.1%

	For the fiscal year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Basic earnings per common share	1.22	0.50	0.59	0.10
Diluted earnings per common share	1.19	0.50	0.59	0.10

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net Revenues

Our total net revenues increased by RMB18.0 million, or 4.9%, to RMB384.7 million ($61.9 million) in the fiscal year ended March 31, 2014 from RMB366.7 million in the fiscal year ended March 31, 2013, as a result of increases in net revenues from our testing services.

Testing services. Testing services net revenues increased by RMB23.0 million, or 6.9% to RMB358.8 million ($57.7 million) in the fiscal year ended March 31, 2014 from RMB335.8 million in the fiscal year ended March 31, 2013, primarily due to a growth of TOEIC and HR Select and an increase in the volume of exams for the CICPA and CBA as well as the National Security Guard Exam. Our net revenues from TOEIC and HR Select increased from RMB88.4 million in the fiscal year ended March 31, 2013 to RMB109.9 million ($17.7 million) in the fiscal year ended March 31, 2014 due to new HR Select customers gained through greater marketing activities. Our net revenues from testing services provided to the CICPA increased from RMB54.3 million in the fiscal year ended March 31, 2013 to RMB61.6 million ($9.9 million) in the fiscal year ended March 31, 2014. Our net revenues from testing services provided to the CBA increased from RMB60.6 million in the fiscal year ended March 31, 2013 to RMB67.5 million ($10.9 million) in the fiscal year ended March 31, 2014. Our net revenues from testing services provided to the Ministry of Public Security for the National Security Guard Exam increased from RMB4.1 million in the fiscal year ended March 31, 2013 to RMB9.7 million ($1.6 million) in the fiscal year ended March 31, 2014. However, our net revenues from testing services provided to the SAC and the China Futures Association (“CFA”) decreased by RMB7.7 million ($1.2 million) and RMB2.1 million ($0.3 million), respectively, in the fiscal year ended March 31, 2014 due to a year-over-year decrease in exam volumes attributable to existing securities professionals’ reduced demand for the test as most of them have already obtained their certifications, leaving incoming candidates to comprise the majority of the test-takers. In addition, our net revenues from testing services provided to the Asset Management Association of China and the Financial Planning Standards Board for the Associate Financial Planner (“AFP”) exam decreased by RMB5.7 million ($0.9 million) and RMB8.5 million ($1.4 million), respectively, in the fiscal year ended March 31, 2014 due to seasonal delay for the fund test managed by the Asset Management Association of China and the decision by the Financial Planning Standards Board to conduct the AFP test internally. The total number of billable tests delivered increased to 9,411,226 in the fiscal year ended March 31, 2014 from 8,744,859 in the fiscal year ended March 31, 2013.

Test preparation and training solutions. Our revenues from test preparation and training solutions decreased by RMB5.4 million, or 47.6%, to RMB5.9 million ($1.0 million) in the fiscal year ended March 31, 2014 from RMB11.3 million in the fiscal year ended March 31, 2013, primarily as a result of a 88.3% reduction in revenues from online training courses for the SAC due to a change in our contract with SAC under which revenue was recognized from a per training hour basis prior to December 2011 to a fixed annual fee from December 2011 as we stop to operate the online training program on behalf of the SAC, which has decided to run its online training program internally. We do not expect any further revenue from providing test preparation services to the SAC in the future.

Other revenues. Other revenues increased by RMB0.4 million, or 1.7%, to RMB19.9 million ($3.2 million) in the fiscal year ended March 31, 2014 from RMB19.5 million in the fiscal year ended March 31, 2013, primarily due to a 320.7% increase to 4.5 million ($0.7 million) for certificate delivery services, partially offset by a 51.2% decrease to RMB3.3 million ($0.5 million) for test-based education services.

Gross Profit

Our gross profit increased by RMB18.4 million to RMB196.2 million ($31.6 million) in the fiscal year ended March 31, 2014 from RMB177.8 million in the fiscal year ended March 31, 2013. Our gross margin increased to 51.0% in the fiscal year ended March 31, 2013 from 48.5% in the fiscal year ended March 31, 2013 primarily due to a decrease in average monitoring cost and RMB3.4 million in revenue recognition for royalty fees associated with Microsoft’s use of our Dynamic Simulation Technology.

Operating Expenses

Our operating expenses increased by RMB4.0 million, or 2.6%, to RMB154.8 million ($24.9 million) in the fiscal year ended March 31, 2014 from RMB150.8 million in the fiscal year ended March 31, 2013, due to increased research and development.

General and administrative expenses. Our general and administrative expenses increased by RMB1.2 million, or 1.6%, to RMB71.6 million ($11.5 million) in the fiscal year ended March 31, 2014 from RMB70.4 million in the fiscal year ended March 31, 2013, primarily due to an increase in employee bonuses.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB2.1 million, or 4.3%, to RMB47.3 million ($7.6 million) in the fiscal year ended March 31, 2014 from RMB49.4 million in the fiscal year ended March 31, 2013. Sales and marketing expenses as a percentage of our total net revenues decreased to 12.3% in the fiscal year ended March 31, 2014 from 13.5%  in the fiscal year ended March 31, 2013. This decrease was primarily related to a headcount reduction of sales personnel and restructuring of our branch offices as well as the immediate cessation of all promotional activities for TOEIC exams in China due to the termination of our exclusive distributorship agreement with ETS.

Research and development expenses. Our research and development expenses increased by RMB5.8 million, or 26.7%, to RMB27.7 million ($4.5 million) in the fiscal year ended March 31, 2014 from RMB21.8 million in the fiscal year ended March 31, 2013, mainly due to a headcount increase in research and development staff to further develop our MTS technology.

Provision for doubtful accounts. Reversal of bad debt expenses of RMB3.7 million ($0.6 million) in the fiscal year ended March 31, 2014 compared to accrual of bad debt expenses of RMB9.1 million in the fiscal year ended March 31, 2013, primarily due to our cash collection of several long aging accounts.

Impairment of intangible assets. Primarily due to a royalty fee write off of RMB12.0 million ($1.9 million) due to the termination of our exclusive distributorship agreement with ETS for TOEIC exams in China. For more information, please see Item 4.B. “Business Overview — Our Service Offerings — Testing Development and Delivery Services — Administration of TOEIC exams in China.”

Interest Income

Our interest income increased to RMB4.8 million ($0.8 million) in the fiscal year ended March 31, 2014 from RMB3.1 million in the fiscal year ended March 31, 2013, primarily due to our increased cash balance and a higher interest rate earned.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange loss of RMB49,200 ($7,915) in the fiscal year ended March 31, 2014, compared with a net gain of RMB77,240 in the fiscal year ended March 31, 2013. Our net foreign currency exchange loss primarily reflects the effects of devaluation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB19.9 million ($3.2 million) in the fiscal year ended March 31, 2014, compared to RMB7.0 million in the fiscal year ended March 31, 2013. The increase in our income tax expense was primarily due to payment of withholding income tax of RMB11.3 million ($1.8 million) in connection with a special dividend distribution from ATA Testing to ATA BVI. As of March 31, 2014, we plan to indefinitely reinvest the undistributed earnings of our PRC subsidiaries, including ATA Testing. Therefore, no dividend distribution from our PRC subsidiaries is expected in the foreseeable future.

Net Income

As a result of the above factors, our net income increased to RMB27.3 million ($4.4 million) in the fiscal year ended March 31, 2014 from net income of RMB23.2 million in the fiscal year ended March 31, 2013.

Our basic earnings per common share and diluted earnings per common share increased to RMB0.59 ($0.10) and RMB0.59 ($0.10) in the fiscal year ended March 31, 2014 from RMB0.50 and RMB0.50 in the fiscal year ended March 31, 2013.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net Revenues

Our total net revenues increased by RMB14.6 million, or 4.1%, to RMB366.7 million in the fiscal year ended March 31, 2013 from RMB352.1 million in the fiscal year ended March 31, 2012, as a result of increases in net revenues from our testing services.

Testing services. Testing services net revenues increased by RMB44.9 million, or 15.4% to RMB335.8 million in the fiscal year ended March 31, 2013 from RMB290.9 million in the fiscal year ended March 31, 2012, primarily due to the addition of exams for the CICPA and an increase in the volume of exams for the CBA. Our testing services for exams for the CICPA generated RMB54.3 million of net revenues in the fiscal year ended March 31, 2013. Our net revenues from testing services provided to the CBA increased from RMB35.0 million in the fiscal year ended March 31, 2012 to RMB60.6 million in the fiscal year ended March 31, 2013. However, our net revenues from testing services provided to the SAC and the China Futures Association (“CFA”) decreased by RMB33.8 million and RMB3.3 million, respectively, in the fiscal year ended March 31, 2013 due to a year-over-year decrease in exam volumes attributable to reduced demand for qualified securities professionals due to a downturn in the financial industry in China related to the poor performance of the PRC stock market. The total number of billable tests delivered increased to 8,744,859 in the fiscal year ended March 31, 2013 from 8,026,639 in the fiscal year ended March 31, 2012. Our net revenues from TOEIC and HR Select remained steady at RMB88.4 million in the fiscal year ended March 31, 2013 as compared to RMB88.0 million in the fiscal year ended March 31, 2012.

Test preparation and training solutions. Our revenues from test preparation and training solutions decreased by RMB15.7 million, or 58.0%, to RMB11.3 million in the fiscal year ended March 31, 2013 from RMB27.0 million in the fiscal year ended March 31, 2012, primarily as a result of a 63.2% reduction in revenues from online training courses for the SAC due to a change in our contract with SAC under which revenue was recognized from a per training hour basis prior to December 2011 to a fixed annual fee from December 2011 and a 77.5% reduction in revenues from online services for the CFA attributable to reduced demand for qualified securities professionals in China.

Other revenues. Other revenues decreased by RMB14.7 million, or 42.9%, to RMB19.5 million in the fiscal year ended March 31, 2013 from RMB34.2 million in the fiscal year ended March 31, 2012, primarily due to a 46.3% decrease to RMB6.8 million for test-based education services and a 89.9% decrease to RMB1.1 million in certificate delivery as we continue to make a gradual exit from these businesses.

Gross Profit

Our gross profit decreased by RMB15.5 million to RMB177.8 million in the fiscal year ended March 31, 2013 from RMB193.3 million in the fiscal year ended March 31, 2012. Our gross margin decreased to 48.5% in the fiscal year ended March 31, 2013 from 54.9% in the fiscal year ended March 31, 2012. The decrease in our gross margin was primarily due to a year-over-year decrease in SAC exam volumes, which resulted in lower contributions as percentage of revenue, the decrease in revenues from online test preparation and training services for the SAC, and implementation expenses to ensure smooth delivery of exams for the CICPA.

Operating Expenses

Our operating expenses increased by RMB22.0 million, or 17.1%, to RMB150.8 million in the fiscal year ended March 31, 2013 from RMB128.8 million in the fiscal year ended March 31, 2012, due to increased spending in the general and administrative matters, research and development and sales and marketing.

General and administrative expenses. Our general and administrative expenses increased by RMB8.7 million, or 14.2%, to RMB70.4 million in the fiscal year ended March 31, 2013 from RMB61.7 million in the fiscal year ended March 31, 2012, primarily due to expenses relating to our efforts to streamline operations, including RMB5.5 million relating to headcount reduction.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB3.1 million, or 6.6%, to RMB49.4 million in the fiscal year ended March 31, 2013 from RMB46.3 million in the fiscal year ended March 31, 2012. Sales and marketing expenses as a percentage of our total net revenues increased to 13.5% in the fiscal year ended March 31, 2013 from 13.2% in the fiscal year ended March 31, 2012. This increase was primarily related to a RMB5.3 million increase in salary and welfare expenditures as a result of our continued efforts to grow our HR Select and TOEIC testing services, which was offset by a decrease of RMB2.9 million in travel and meeting expenditures driven by a localization of our sales force.

Research and development expenses. Our research and development expenses increased by RMB3.4 million, or 18.7%, to RMB21.8 million in the fiscal year ended March 31, 2013 from RMB18.4 million in the fiscal year ended March 31, 2012, mainly due to an increase in salary and welfare expenditures for research and development staff.

Provision for doubtful accounts. Bad debt expenses increased by RMB6.7 million, or 288.8%, to RMB9.1 million in the fiscal year ended March 31, 2013 from RMB2.4 million in the fiscal year ended March 31, 2012, primarily due to an increase of RMB5.5 million provision made for the PRC Ministry of Human Resources and Social Security test and a RMB2.1 million provision made for receivables from the CBA.

Interest Income

Our interest income increased to RMB3.1 million in the fiscal year ended March 31, 2013 from RMB2.1 million in the fiscal year ended March 31, 2012, primarily due to an increase in interest rates for our current deposits in PRC banks.

Foreign Currency Exchange Gains, Net

We recorded a net foreign currency exchange gain of RMB0.1 million in the fiscal year ended March 31, 2013, compared with a net gain of RMB3.6 million in the fiscal year ended March 31, 2012. Our net foreign currency exchange gain in each of these fiscal years primarily reflected the effects of appreciation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB7.0 million in the fiscal year ended March 31, 2013, compared to RMB14.3 million in the fiscal year ended March 31, 2012. The decrease in our income tax expense was primarily due to our lower operating income.

Net Income

As a result of the above factors, our net income decreased to RMB23.2 million in the fiscal year ended March 31, 2013 from net income of RMB55.8 million in the fiscal year ended March 31, 2012.

Our basic earnings per common share and diluted earnings per common share decreased to RMB0.50 and RMB0.50 in the fiscal year ended March 31, 2013 from RMB1.22 and RMB1.19 in the fiscal year ended March 31, 2012.

B.                         Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities and the proceeds from our 2008 initial public offering.

As of March 31, 2014, we had RMB311.9 million ($50.2 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.

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

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2012, 2013 and 2014:

	For the fiscal year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	59,353	67,778	37,344	6,007
Net cash used in investing activities	(5,347)	(7,967)	(13,959)	(2,246)
Net cash used in financing activities	(61,967)	(26,574)	(701)	(113)
Effect of foreign exchange rate changes on cash	(2,929)	(375)	(767)	(123)
Net increase (decrease) in cash	(10,890)	32,862	21,917	3,525
Cash at beginning of year	268,058	257,168	290,030	46,656
Cash at end of year	257,168	290,030	311,947	50,181

Operating Activities

Net cash provided by operating activities was RMB37.3 million ($6.0 million) in the fiscal year ended March 31, 2014, mainly attributable to cash collection from revenues of RMB398.3 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB147.1 million and cash paid for payroll and other operating expenses of RMB213.9 million.

Net cash provided by operating activities was RMB67.8 million in the fiscal year ended March 31, 2013, mainly attributable to cash collection from revenues of RMB372.1 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB141.1 million and cash paid for payroll and other operating expenses of RMB163.2 million.

Net cash provided by operating activities was RMB59.4 million in the fiscal year ended March 31, 2012, mainly attributable to cash collection from revenues of RMB322.6 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB102.7 million, cash paid for payroll and other operating expenses of RMB143.5 million, and cash paid for income taxes of RMB17.0 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2014 of RMB14.0 million ($2.2 million) was primarily attributable to the acquisition of Xing Wei.

Net cash used in investing activities in the fiscal year ended March 31, 2013 of RMB8.0 million was primarily attributable to capital expenditures for the construction of the Chengdu test center and purchase of IT infrastructure and security equipment for a data center in Beijing.

Net cash used in investing activities in the fiscal year ended March 31, 2012 of RMB5.3 million was primarily attributable to capital expenditures for the purchase of computers and electronic equipment.

Financing Activities

Net cash used in financing activities in the fiscal years ended March 31, 2014 of RMB0.7 million ($0.1 million) was primarily attributable to income tax for net-settlement of vested shares for individual employees. Net cash used in financing activities in the fiscal years ended March 31, 2012 and 2013 was primarily attributable to payment of dividends. On August 7, 2012, the Company announced that its Board of Directors declared a special cash dividend of $0.087 per common share, or $0.174 per ADS. The total amount of cash distributed in the dividend was $4.0 million, which was paid from cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on August 20, 2012. On June 1, 2011, the Company announced that its Board of Directors declared a special cash dividend of $0.215 per common share, or $0.43 per ADS. The total amount of cash distributed in the dividend was $9.8 million, which was paid from the cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on June 30, 2011. For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A. “Financial Information — Dividend Policy.”

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the fiscal year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	5,368	7,967	4,150	668

Historically, our capital expenditures have been made primarily for the purchase of office space, software, computer equipment and servers.

Foreign Currency Exchange

ATA Inc., ATA BVI and Xing Wei’s functional currency is the U.S. dollar. As of March 31, 2014, we had RMB311.9 million ($50.2 million) in cash, including RMB8.1 million ($1.3 million) RMB-denominated bank deposits in Hong Kong held by ATA Inc. The functional currency of our PRC subsidiaries and variable interest entity is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We adopted the new standard on April 1, 2013. The adoption did not have a material impact on our consolidated financial statements or related disclosures.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The new standard is to be applied prospectively but retrospective application is permitted. The adoption is not expected to have a material impact on our consolidated financial statements and related disclosures.

C.                         Research and Development, Patents and Licenses, Etc.

Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted 114 people as of March 31, 2014. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services.  In addition, we are developing upgrades of our key technologies, including our Dynamic Simulation Technology, our E-testing platform, our HR Select interface and our MTS platform. Our total expenses for research and development were RMB18.4 million, RMB21.8 million and RMB27.7 million ($4.5 million) in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

D.                         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2011 to March 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                          Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of fiscal year ended March 31, 2014:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations	67,922	13,098	23,397	20,439	10,988

Our operating lease obligations have comprised of our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through May 2020, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

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

ITEM 6.                           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                         Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 16th Floor, Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China.

Name	Age	Position
Kevin Xiaofeng Ma	50	Chairman of the Board of Directors
Cheng-Yaw Sun	57	Chief Executive Officer and Director
Benson Tsang	49	Chief Financial Officer, Principal Financial and Accounting Officer
Walter Lin Wang	52	Director
Andrew Yan	56	Director
Hope Ni	42	Director
Alec Tsui	65	Director
Jianmin Ding	48	Senior Vice President
Alex Tong	51	Vice President of Business Development and Investor Relations
Shuqiu Zhao	42	Vice President
Amy Tung	42	Vice President

Kevin Xiaofeng Ma is co-founder and chairman of the board of our company. Mr. Ma has also been the chief executive officer of our company till October 2013. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as a general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as a vice president at the Beijing MDI High-Tech Center, as a director of Beijing Zhongjia Integrated Intelligent System Engineering, and as a reporter for China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.

Cheng-Yaw Sun is the chief executive officer of our company. Prior to founding his own company, Mr. Sun held various executive positions in the technology industry over a span of 30 years. He was managing director of Hewlett Packard (HP) China and corporate vice president of HP, chairman of ALi Corporation, chairman of HiSoft Technology International Limited, and chairman of China Souring Alliance. Under his leadership, HP China was awarded as one of “The Most Respected Companies in China” for four consecutive years. In 2006, Mr. Sun was chosen by CCTV to receive the “Economic Person of the Year” award. He founded ZX Talent Development Co. Ltd., a new model for professional development through combining management practice with cloud technology, in September 2012. ZX Talent was acquired by ATA in November 2013, and Mr. Sun became the CEO of ATA after the merger. Mr. Sun graduated from Chung Yuan Christian University with a bachelor’s degree in engineering.

Benson Tsang became our chief financial officer and financial and principal accounting officer in March 2010. Mr. Tsang has more than 25 years of experience in accounting, financial management, and the capital markets. He has held senior financial and management positions in multinational corporations and international accounting firms, and has financial and accounting experience with companies listed on the New York Stock Exchange, The Stock Exchange of Hong Kong, and the Singapore Exchange. Mr. Tsang served as the chief financial officer of WuXiPharmatech (Cayman) Inc. (NYSE: WX) from July 2006 to February 2009. Prior to that, Mr. Tsang held senior financial and management positions in private and public companies, including PCCW Ltd. and Global Tech Holdings Ltd. He served with PricewaterhouseCoopers and Deloitte Touche Tohmatsu from 1988 to 1996, and between March 2009 and March 2010, Mr. Tsang provided consulting services through his own firm, the Benita Consulting Company. Mr. Tsang is a member of the Canadian Institute of Chartered Accountants and the Hong Kong Institute of Certified Public Accountants. He received a bachelor’s degree in commerce and an MBA degree from McMaster University in Canada.

Walter Lin Wang is a co-founder and director of our company. Prior to co-founding our company, Mr. Wang practiced independent IT consulting. Mr. Wang also worked as an engineer at the PRC Ministry of Railways. Mr. Wang holds a bachelor’s degree in computer science from Southwest Jiaotong University and a master’s degree in computer science from University of Central Florida. He resigned as our president in December 2012 and will continue to work as a consultant assisting us primarily with the HR Select and TOEIC business.

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds, from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia, respectively, in Washington, DC. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China’s National “Thousand Talents Program” and a member of its selection committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007, “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009, and the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, CPMC Holdings Limited, China Resources Land Limited and Fosun International Limited; a non-executive director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited; an independent director of Giant Interactive Group Inc.; and director of Acorn International Inc. (all 10 companies are listed in the Hong Kong Stock Exchange, NYSE, London, or Shanghai Stock Exchanges). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a Master of Arts degree from Princeton University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in the PRC.

Hope Ni has been an independent director of ATA, Inc. Ms. Ni is currently the chairman of Inspire Capital. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), JA Solar Holdings Co (NASDAQ: JASO), ATA, Inc. and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of COGO Group Inc. which is listed on Nasdaq and renamed as “Viewtran Group”.  During Ms. Ni’s CFO term, COGO Group increased market capitalization approximately seven times.  In 2008, Ms. Ni served as the vice chairman of COGO Group Inc.  Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Shanghai, Philippines and in on the Nasdaq Global Market, including, COSCO International Holdings Limited, China Power International Development Limited, Pacific Online Limited, China Oilfield Services Limited, Summit Ascent Holdings Limited, Melco Crown Entertainment Limited and Melco Crown (Philippines) Resorts Corporation. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

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

Shuqiu Zhao is our vice president and assistant to CEO. Mr. Zhao is in charge of government-related business development and also oversees our test delivery services and has been with ATA since 2000. Prior to joining us, Mr. Zhao worked as the general manager of the computer education center of the Shanghai Pudong New Area. Mr. Zhao graduated from Harbin Institute of Technology with a bachelor’s degree in technology.

Amy Tung  is our vice president, assistant to our CEO and company secretary. Prior to joining us in August 2006, she worked as the controller at Bayer Healthcare Limited, as a senior financial analyst at BEA Systems (Hong Kong) Limited and as a finance manager at Bureau Veritas Consumer Products Services (Hong Kong) Limited. Ms. Tung graduated from the Chinese University of Hong Kong with a master’s degree in business administration and Columbia University with a master’s degree in financial engineering. Ms. Tung is also a member of the Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators. Ms. Tung recently tendered her resignation for personal reasons. She will remain with us until end of 2014 to ensure a smooth transition, and her duties will be handled by members of ATA’s management team until a suitable replacement is found.

B.                         Compensation

For the fiscal year ended March 31, 2014, we and our subsidiaries paid aggregate cash compensation of approximately RMB11.4 million ($1.8 million) to our directors and executive officers as a group, and no restricted share was granted to directors and selected executive officers. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of March 31, 2014, 2,354,149 shares were authorized for issuance under the 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan and 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of June 26, 2014, we have granted a total of 3,914,667 share options that are outstanding under such plans, of which 2,445,207 have vested. The contractual term of these options is ten years. As of June 26, 2014, we have also granted 550,000 restricted shares that are unvested and outstanding and 1,161,366 restricted shares that have vested.

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

The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 3, 2008	January 7, 2008	January 6, 2018
Alec Tsui	50,000	$4.75	January 3, 2008	January 28, 2008	January 27, 2018
Benson Tsang	300,000	$2.115	March 29, 2010	March 29, 2010	March 28, 2020
Jianmin Ding	303,800	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Alex Tong	100,000	$3.60	December 16, 2005	September 1, 2005	December 28, 2015
Shuqiu Zhao	23,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
	8,000	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Amy Tung	50,000	$3.60	December 27, 2006	October 31, 2006	December 26, 2016
Cheng-Yaw Sun	1,469,460	$2.50	October 8, 2013	October 8, 2013	October 7, 2023

Restricted shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
Walter Lin Wang	200,000	May 30, 2011	June 1, 2011
Andrew Yan	100,000	May 30, 2011	June 1, 2011
Jianmin Ding	160,000	May 30, 2011	June 1, 2011
Shuqiu Zhao	100,000	May 30, 2011	June 1, 2011
	30,000	February 12, 2009	February 12, 2009
Amy Tung	30,000	February 16, 2012	February 17, 2012
	10,000	June 13, 2013	June 13, 2013
Benson Tsang	60,000	February 16, 2012	February 17, 2012
Hope Ni	60,000	February 16, 2012	February 17, 2012
Alec Tsui	60,000	February 16, 2012	February 17, 2012
Alex Tong	100,000	June 13, 2013	June 13, 2013

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

Terms of Directors

We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Walter Lin Wang, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. Each class of directors will stand for election every year at our annual general meeting of shareholders on a rotating basis. Our class C directors were re-elected at our 2013 annual general meeting, and our class A directors will stand for re-election at our 2014 annual general meeting. Our chief executive officer, which currently is Cheng-Yaw Sun, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D.                         Employees

We had 541, 500 and 454 employees as of March 31, 2012, 2013 and 2014, respectively. As of March 31, 2014, we had 81 employees in sales and marketing, 114 in research and development, 186 in client service and support and 73 in general and administrative functions.

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

E.                         Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 26, 2014 by:

•                  each person known to us to own beneficially more than 5% of our common shares, and

•                  each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Number (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	5,198,988	11.2%
Cheng-Yaw Sun (4)	3,400,000	7.3%
Jianmin Ding	463,800	1.0%
Andrew Yan	*	*
Walter Lin Wang	*	*
Benson Tsang	*	*
Shuqiu Zhao	*	*
Hope Ni	*	*
Alec Tsui	*	*
Alex Tong	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	10,724,188	23.1%
Principal Shareholders:
SB Asia Investment Fund II L.P. (5)	15,191,816	32.8%
HSBC International Trustee Limited (6)	9,988,986	21.6%
Able Knight Development Limited (3)	4,998,988	10.8%
Lijun Mai (7)	4,845,000	10.5%
Xing Wei Institute Inc.(4)	3,400,000	7.3%

*                                         Beneficially owns less than 1% of our common shares.

(1)                                 The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 26, 2014.

(2)                                 Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 26, 2014. The total number of our common shares outstanding as of June 26, 2014 is 46,337,518.

(3)                                 Includes (i) 200,000 common shares held by Kevin Xiaofeng Ma and (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)                                 Based on Schedule 13D filed jointly by Cheng-Yaw Sun, Twittering World Limited and Xing Wei Institute Inc. on November 13, 2013. Includes 936,936 Common Shares and 531,532 ADSs (representing 1,063,064 Common Shares) held of record by Twittering World Limited and 1,400,000 Common Shares held of record by Xing Wei Institute Inc. Cheng-Yaw Sun, as sole director and shareholder of Twittering World and sole director of Xing Wei may be deemed to have sole voting and dispositive power over the Shares held of record by Twittering World Limited and Xing Wei Institute Inc.

(5)                                 Based on Schedule 13D filed jointly by SB Asia Investment Fund II L.P., SAIF II GP L.P., SAIF Partners II L.P. and SAIF II GP Capital Ltd. on April 26, 2013. Includes 12,707,436 common shares and 1,219,886 ADSs, representing 2,439,772 common shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership. SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

(6)                                  Based on a Schedule 13G filed by HSBC International Trustee Limited on December 31, 2014. Includes 5,098,988 common shares and 2,444,999 American Depositary Shares (representing 4,889,998 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

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

None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 26, 2014, none of our common shares were held by holders of record in the United States. However, 25,344,158 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7.                           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B.                                    Related Party Transactions

Agreements among ATA BVI, ATA Learning and ATA Online

Due to PRC regulatory restrictions on foreign ownership of Internet content businesses in China, we operate the online portion of our test preparation and training solutions business through ATA Online (Beijing) Education Technology Limited, or ATA Online, which is a domestic Chinese company incorporated in the PRC in September 2006 and owned by Kevin Xiaofeng Ma, our co-founder and chairman and Walter Lin Wang, our co-founder and director, both of whom are PRC citizens. ATA BVI and ATA Learning (Beijing) Inc., or ATA Learning, one of our wholly owned subsidiaries, have entered into a series of contractual arrangements with ATA Online, including an exclusive technical support agreement, a strategic consulting service agreement and a call option and cooperation agreement. These contractual arrangements also include an equity pledge agreement entered into with each of the shareholders of ATA Online. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of ATA Online. Accordingly, we consolidate ATA Online’s results in our consolidated financial statements. See Item 4.C. “Information on the Company — Organizational Structure — Corporate Structure and Arrangements with Our Affiliated PRC Entity.”

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

Dividend Policy

On May 30, 2014, the Company announced that its Board of Directors has declared a special cash dividend of $0.205 per common share, or $0.41 per ADS. The total amount of cash distributed in the dividend is expected to be approximately $10 million, which will be paid from the cash held by ATA Inc. on or around July 31, 2014. The dividend will be paid to all shareholders of record as of the close of business on June 30, 2014.

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

Under China’s EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See Item 3. “Key Information — D. Risk Factors — Risks Relating to Regulation of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and Item 10. “Additional Information — E. Taxation — People’s Republic of China Taxation.”

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

ITEM 9.                           THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI.” The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2011	$8.65	$2.72
Fiscal year ended March 31, 2012	$13.09	$5.49
Fiscal year ended March 31, 2013	$7.45	$3.18
Fiscal year ended March 31, 2014	$6.41	$3.78

Quarterly Highs and Lows:
Quarter ended June 30, 2012	$7.45	$3.09
Quarter ended September 30, 2012	$5.50	$3.50
Quarter ended December 31, 2012	$6.99	$3.70
Quarter ended March 31, 2013	$6.66	$3.90
Quarter ended June 30, 2013	$4.80	$3.90
Quarter ended September 30, 2013	$5.40	$4.33
Quarter ended December 31, 2013	$5.00	$3.78
Quarter ended March 31, 2014	$6.41	$3.79

Monthly Highs and Lows:
December 2013	$4.21	$3.78
January 2014	$4.10	$3.85
February 2014	$4.30	$3.79
March 2014	$6.41	$3.91
April 2014	$4.32	$3.88
May 2014	$5.30	$4.11
June 2014 (through June 25, 2014)	$5.53	$4.22

On June 25, 2014, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$4.63 per ADS.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

See Item 9.A. above.

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company”,  Item 5. “Operating and Financial Review and Prospects”, Item 7. “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2014, our Chinese subsidiaries allocated RMB20.6 million ($3.3 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and potentially 20% to our non-PRC individual shareholders on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008 and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. See Item 3. “Key Information — D. Risk Factors — Risks Relating to Regulation of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC withholding income tax.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or common shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the Medicare tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and common shares. This discussion applies to you only if you beneficially own our ADSs or common shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

•                  dealers in securities or currencies;

•                  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•                  banks or certain financial institutions;

•                  insurance companies;

•                  tax-exempt organizations;

•                  partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or common shares through any such entities;

•                  regulated investments companies or real estate investment trusts;

•                  persons that hold ADSs or common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•                  persons whose functional currency for tax purposes is not the U.S. dollar;

•                  persons liable for alternative minimum tax; or

•                  persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and common shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and common shares and the nature of our business over time. Finally, this discussion is based in part upon the representation of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and common shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or common shares as capital assets within the meaning of Section 1221 of the Code and are:

•                  an individual citizen or resident of the United States for U.S. federal income tax purposes;

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

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or common shares, the tax treatment of the holder will depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

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

Dividends on ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or common shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate of taxation. A non-U.S. corporation (other than passive foreign investment corporation) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, but not our common shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs or common shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs or common shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs or common shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends may constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or common shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or common shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit purposes. Your adjusted tax basis will equal the amount you paid for the ADSs or common shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or common shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2014, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

If we were a PFIC for any taxable year during which you held ADSs or common shares, certain adverse U.S. federal income tax rules would apply. You would be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or common shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or common shares. Distributions in respect of your ADSs or common shares during a taxable year would constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or common shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or Common Shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

Each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require and may be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or common shares and any gain realized on the disposition of the ADSs or common shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and common shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore, you will not be able to make or maintain such an election with respect to your ADSs or common shares.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs or common shares and the proceeds received on the sale or other disposition of ADSs or common shares may be subject to information reporting to the IRS and to backup. Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will be required to provide certification on IRS Form W-9. Backup withholding is not an additional tax. The amount of any backup withholding will generally be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS. Certain individuals holding the ADSs or common shares other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

PROSPECTIVE PURCHASERS OF OUR ADSS AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.2240 Renminbi per U.S. dollar on June 20, 2014, though there also have been periods when the Renminbi has lost value against the U.S. dollar.

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

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB0.8 million ($0.1 million) which we recognized as a component of comprehensive loss as of March 31, 2014. If the Renminbi against U.S. dollar as of March 31, 2014 had further appreciated by 10% from 6.1521 to 5.5928 as of March 31, 2014, the translation loss would have increased by RMB10.1 million ($1.6 million). Further, we recognized a net foreign currency exchange loss of RMB49,200 ($7,915) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2014 had further appreciated by 10% from 6.1521 to 5.5928 as of March 31, 2014, the foreign currency exchange gain would have increased by RMB1.0 million ($0.2 million).

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 5.4%, 2.6% and 2.6% in the years 2011, 2012 and 2013, respectively. In April 2014, the year-over-year change in China’s consumer price index was 1.8%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees (subject payment of the applicable fees) from any distribution to be made to the ADS holder.

An ADS holder is required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

• Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

Service	Fees

• Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

• Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

• Depositary services	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued

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

Fees and Other Payments Made by the Depositary to Us

As of March 31, 2013, we had received from our depositary a reimbursement of $0.8 million for professional expenses incurred in connection with the advancement of our ADR and investor relations programs. We did not receive any direct reimbursement from our depositary in the fiscal year ended March 31, 2014.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2014 using criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2014 based on the criteria established in this Internal Control-Integrated Framework (1992).

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2014, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in  Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated June 26, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 26, 2014

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

	For the fiscal year ended March 31,
	2013	2014	2014
	RMB	RMB	US$
Audit fees (1)	4,353,195	4,831,999	777,299
Audit-related fees (2)	1,841,279	1,627,450	261,799
Tax fees (3)	289,315	302,153	48,606

(1)                          “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)                          “Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2013 and 2014 involve principally the agreed-upon procedures in connection with our quarterly financial information.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(c) Total Number	(d) Maximum
				of ADSs	Approximate Dollar
	(a) Total			Purchased as Part	Value of ADSs that May
	Number	(b) Average		of	Yet
	of ADSs	Price		Publicly	Be Purchased Under the
Period	Purchased	Paid per ADS(1)		Announced Plan	Plan(1), (2)
April 1 — April 30, 2013	4,270	$3.9971		4,270	$4,930,478
		RMB	(24.8476)		RMB	(30,649,826)
May 1 — May 31, 2013	1,069	$3.9895		1,069	$4,926,213
		RMB	(24.8003)		RMB	(30,623,312)

(1)	All translations from U.S. dollar to Renminbi were made at a rate of RMB6.2164 to US$1.00, which was the noon buying rate in effect as of March 31, 2014.

(2)

On November 1, 2012, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2013. On January 31, 2013, our board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. In the fiscal year ended March 31, 2014, we repurchased a total of 5,339 ADSs from the open market at an average price of $3.9956 per ADS pursuant to this share repurchase program.

Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2014.

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

•                  Nasdaq Stock Market Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval for issuance of securities in connection with acquisitions under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for issuance of securities in connection with acquisitions.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                    FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                    FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.                    EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	Registration Rights Extension Agreement, dated March 5, 2013, between the Registrant and SB Asia Investment Fund II, L.P.***

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009.**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009.**

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

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Learning (Beijing) Inc., dated March 27, 2013.***

4.15	Power of Attorney by Lin Wang in favor of ATA Learning (Beijing) Inc., dated April 3, 2013.***

8.1	List of Subsidiaries.

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG.

23.2	Consent of Jincheng Tongda & Neal Law Firm

23.3	Opinion of Jincheng Tongda & Neal Law Firm

101.INS******	XBRL Instance Document

101.SCH******	XBRL Taxonomy Extension Schema Document

101.CAL******	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF******	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB******	XBRL Taxonomy Extension Label Linkbase Document

101.PRE******	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.
**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on September 15, 2009.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 26, 2013.
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

Date: June 26, 2014

S-1

ATA Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2014 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into dollars on the basis set forth in Note 2(d) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
June 26, 2014

ATA INC.

Consolidated Balance Sheets

		March 31,
	Note	2013	2014	2014
		RMB	RMB	USD
ASSETS	(2)(v)
Current assets:
Cash and cash equivalents (including cash of VIE of RMB12,118,865 and RMB33,698,280 as of March 31, 2013 and 2014, respectively)		290,029,715	311,947,098	50,181,311
Restricted cash		—	2,700,000	434,335
Accounts receivable, net (including accounts receivable, net of VIE of RMB11,441,392 and RMB19,564,392 as of March 31, 2013 and 2014, respectively)	(3)	51,114,718	68,353,075	10,995,604
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIE of RMB3,395,536 and RMB1,455,916 as of March 31, 2013 and 2014, respectively)	(4)	13,625,663	15,092,674	2,427,880
Total current assets		354,770,096	398,092,847	64,039,130

Property and equipment, net (including property and equipment, net of VIE of RMB1,277,283 and RMB894,182 as of March 31, 2013 and 2014, respectively)	(5)	61,310,690	55,814,182	8,978,538
Goodwill	(6)	23,422,850	31,011,902	4,988,724
Intangible assets, net	(6)	15,082,874	1,792,935	288,420
Other assets		3,231,971	4,524,858	727,890
Total assets		457,818,481	491,236,724	79,022,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	(2)(v)
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to ATA Inc. of RMB5,058,492 and RMB14,280,824 as of March 31, 2013 and 2014, respectively)	(7)	72,191,260	68,766,143	11,062,052
Deferred revenues (including deferred revenues of VIE without recourse to ATA Inc. of RMB493,284 and RMB1,308,993 as of March 31, 2013 and 2014, respectively)	(8)	7,376,527	8,383,327	1,348,582
Total current liabilities		79,567,787	77,149,470	12,410,634

Deferred revenues	(8)	2,644,294	2,195,382	353,160
Deferred income tax liabilities	(10)	58,681	—	—
Total liabilities		82,270,762	79,344,852	12,763,794
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 46,000,312 and 46,091,518 shares as of March 31, 2013 and 2014, respectively
Outstanding: 45,105,312 and 45,281,518 shares as of March 31, 2013 and 2014, respectively	(12)	3,461,060	3,474,894	558,988
Treasury shares—26,440 and 37,118 common shares as of March 31, 2013 and 2014, respectively, at cost	(12)	(329,357)	(1,029,766)	(165,653)
Additional paid-in capital		427,443,700	437,964,776	70,453,120
Accumulated other comprehensive loss		(26,379,146)	(27,145,929)	(4,366,825)
Accumulated deficit		(28,648,538)	(1,372,103)	(220,722)
Total shareholders’ equity		375,547,719	411,891,872	66,258,908
Commitments and contingencies	(15)
Total liabilities and shareholders’ equity		457,818,481	491,236,724	79,022,702

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income

		Year Ended March 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	USD
Net revenues	(9)	352,085,560	366,675,495	384,668,378	61,879,605
Cost of revenues		158,818,041	188,831,873	188,480,346	30,319,855
Gross profit		193,267,519	177,843,622	196,188,032	31,559,750

Operating expenses:
Research and development		18,402,166	21,846,305	27,673,298	4,451,660
Sales and marketing		46,345,286	49,394,470	47,259,273	7,602,354
General and administrative		61,683,088	70,449,357	71,605,616	11,518,824
Impairment of intangible assets		—	—	12,009,457	1,931,899
Provision for (reversal of) doubtful accounts		2,350,990	9,140,062	(3,738,232)	(601,350)
Total operating expenses		128,781,530	150,830,194	154,809,412	24,903,387

Income from operations		64,485,989	27,013,428	41,378,620	6,656,363

Other income:
Interest income		2,061,020	3,122,304	4,770,024	767,329
Foreign currency exchange gains (losses), net		3,633,543	77,240	(49,200)	(7,915)
Other income		—	—	1,072,453	172,520
Total other income, net		5,694,563	3,199,544	5,793,277	931,934

Earnings before income taxes		70,180,552	30,212,972	47,171,897	7,588,297

Income tax expense	(10)	14,339,082	7,004,982	19,895,462	3,200,480
Net income		55,841,470	23,207,990	27,276,435	4,387,817

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes		(3,787,210)	(374,747)	(766,783)	(123,348)
Comprehensive income		52,054,260	22,833,243	26,509,652	4,264,469

Basic earnings per common share	(17)	1.22	0.50	0.59	0.10
Diluted earnings per common share	(17)	1.19	0.50	0.59	0.10

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares					Accumulated
	Number of shares	Amount	Treasury Shares	Receivable from shareholders	Additional paid-in capital	other comprehensive loss	Accumulated deficit	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2011	44,596,416	3,428,840	—	(1,035,796)	491,585,143	(22,217,189)	(107,697,998)	364,063,000
Net income							55,841,470	55,841,470
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(3,787,210)	—	(3,787,210)
Share-based compensation (Note 11)	—	—	—	—	12,264,397	—	—	12,264,397
Exercise of common share option and issuance of common shares (Note 11)	219,210	13,963	—	—	617,881	—	—	631,844
Repayment from shareholders (Note 11)	—	—	—	1,035,796	—	—	—	1,035,796
Special cash dividend (Note 13)	—	—	—	—	(63,634,726)	—	—	(63,634,726)
Balance as of March 31, 2012	44,815,626	3,442,803	—	—	440,832,695	(26,004,399)	(51,856,528)	366,414,571
Net income	—	—	—	—	—	—	23,207,990	23,207,990
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(374,747)	—	(374,747)
Share-based compensation (Note 11)	—	—	—	—	12,874,056	—	—	12,874,056
Issuance of common shares with net-settlement of employee individual income tax (Note 11)	289,686	18,257	—	—	(931,710)	—	—	(913,453)
Repurchase of common shares (Note 12)	—	—	(329,357)	—	—	—	—	(329,357)
Special cash dividend (Note 13)	—	—	—	—	(25,331,341)	—	—	(25,331,341)
Balance as of March 31, 2013	45,105,312	3,461,060	(329,357)	—	427,443,700	(26,379,146)	(28,648,538)	375,547,719
Net income	—	—	—	—	—	—	27,276,435	27,276,435
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	(766,783)	—	(766,783)
Share-based compensation (Note 11)	—	—	—	—	10,534,910	—	—	10,534,910
Issuance of common shares with net-settlement of employee individual income tax (Note 11)	176,206	13,834	(567,881)	—	(13,834)	—	—	(567,881)
Repurchase of common shares (Note 12)	—	—	(132,528)	—	—	—	—	(132,528)
Balance as of March 31, 2014	45,281,518	3,474,894	(1,029,766)	—	437,964,776	(27,145,929)	(1,372,103)	411,891,872

Balance as of March 31, 2014-USD		558,988	(165,653)	—	70,453,120	(4,366,825)	(220,722)	66,258,908

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	USD
Cash flows from operating activities:

Net income	55,841,470	23,207,990	27,276,435	4,387,817
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized foreign currency exchange gain	(857,940)	—	—	—
Provision for (reversal of) doubtful accounts	2,350,990	9,140,062	(3,738,232)	(601,350)
Impairment of intangible assets	—	—	12,009,457	1,931,899
Depreciation and amortization	11,278,264	10,617,534	10,754,370	1,730,000
Loss (gain) from disposal of property and equipment	4,067	(64,608)	429,642	69,114
Share-based compensation	12,264,397	12,874,056	10,534,910	1,694,696
Deferred income tax expense (benefit)	1,149,668	(3,221,555)	(717,083)	(115,353)
Changes in operating assets and liabilities, net of effect of an acquisition:
Restricted cash	—	—	(2,700,000)	(434,335)
Accounts receivable	(37,143,965)	21,589,791	(12,790,125)	(2,057,481)
Income tax payable	(3,831,623)	12,564,291	(1,743,871)	(280,527)
Prepaid expenses and other current assets	(2,001,412)	786,842	(132,091)	(21,249)
Other assets	(1,465,719)	1,358,490	(1,539,462)	(247,645)
Accrued expenses and other payables	14,255,685	(662,767)	(858,078)	(138,035)
Deferred revenues	7,508,984	(20,412,383)	557,888	89,745
Net cash provided by operating activities	59,352,866	67,777,743	37,343,760	6,007,296

Cash flows from investing activities :
Cash paid for property and equipment	(5,367,648)	(7,966,826)	(4,150,169)	(667,616)
Cash receipt from property and equipment disposal	20,640	—	17,690	2,846
Payment for XingWei acquisition, net of cash acquired	—	—	(9,826,706)	(1,580,771)
Net cash used in investing activities	(5,347,008)	(7,966,826)	(13,959,185)	(2,245,541)

Cash flows from financing activities :
Proceeds from exercise of share options	631,844	—	—	—
Cash paid for employee individual income tax for net-settlement of vested shares	—	(913,453)	(567,881)	(91,352)
Cash paid for repurchase of common shares	—	(329,357)	(132,528)	(21,319)
Collection of receivable from shareholders	1,035,796	—	—	—
Special cash dividend	(63,634,726)	(25,331,341)	—	—
Net cash used in financing activities	(61,967,086)	(26,574,151)	(700,409)	(112,671)

See accompanying notes to consolidated financial statements.

ATA INC.
Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(2,929,270)	(374,747)	(766,783)	(123,348)
Net increase (decrease) in cash	(10,890,498)	32,862,019	21,917,383	3,525,736
Cash and cash equivalent at beginning of year	268,058,194	257,167,696	290,029,715	46,655,575
Cash and cash equivalent at end of year	257,167,696	290,029,715	311,947,098	50,181,311

Supplemental disclosures of cash flow information :
Cash paid for income tax	17,267,282	3,920,712	22,590,270	3,633,979
Cash refunded for income tax	(246,245)	(6,258,466)	(233,853)	(37,619)
Non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other payables	349,090	1,841,182	—	—

See accompanying notes to consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements

(1)              DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company”), through its wholly-owned subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), Xing Wei Institute (Hong Kong) Limited (“Xing Wei”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Beijing JinDiXin Software Technology Limited (“Beijing JDX”), ATA Learning (Beijing) Inc. (“ATA Learning”), Zhong Xiao Zhi Xing Education Technology Company Limited (“Zhi Xing”), and its consolidated variable interest entity (“VIE”), ATA Online (Beijing) Education Technology Limited (“ATA Online”) (collectively, referred to as the “Group”), provides computer-based testing services, test-based educational services, test preparation and training solutions and other related services in the People’s Republic of China (the “PRC”).

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Country risk

The Group is subject to special risks associated with the PRC. These include risks associated with, among others, the political, economic, legal and social environment in the PRC, including the relative difficulty of protecting and enforcing intellectual property rights in the PRC. The interpretation and application of current or proposed requirements and regulations may have an adverse effect on the Group’s business, financial condition and results of operations. In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for over three decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. Any change in PRC government policies and regulations affecting the education and testing service industry may have a negative impact on the Group’s operating results and financial condition.

Revenue concentration

For the years ended March 31, 2012, 2013 and 2014, RMB240.7 million, RMB246.9 million and RMB250.3 million, representing 68.4%, 67.3% and 65.1% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations is affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	%

China Banking Association	36,971,719	10.5%	60,573,979	16.5%	67,516,046	17.6%
Securities Association of China	131,404,013	37.3%	84,244,267	23.0%	64,057,268	16.7%
The Chinese Institute of Certified Public Accountants	—	—	54,255,662	14.8%	61,654,948	16.0%

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable, net are as follows:

	March 31,
	2013		2014
	RMB	%	RMB	%
Securities Association of China	19,643,518	38.4%	17,481,156	25.6%
China Banking Association	—	—	7,779,899	11.4%
China Customs Education and Training Center	7,927,308	15.5%	7,482,981	10.9%

Concentration of cash and cash equivalent balances held at financial institutions

Cash and cash equivalents balances include deposits in:

	March 31,
	2013	2014
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	248,284,360	291,498,542
— Denominated in United Stated Dollars (“USD”)	719	6,517,884

Total cash and cash equivalents balances held at mainland PRC financial institutions	248,285,079	298,016,426

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	16,662,994	12,052,519
— Denominated in Hong Kong Dollar	3,172,392	307,363
— Denominated in USD	21,909,250	1,570,790

Total cash balances held at HKSAR financial institutions	41,744,636	13,930,672

Total cash and cash equivalents balances held at financial institutions	290,029,715	311,947,098

Management believes these financial institutions have high credit ratings. Cash and cash equivalents denominated in currencies other than functional currency are subject to foreign currency risk due to the appreciation or depreciation of the RMB under the current exchange rate regime in the PRC and HKSAR.

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

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the determination of primary beneficiary of VIE, the fair values of assets acquired and liabilities assumed in business combination, the fair values of share-based payments, the plans for indefinite reinvestment of undistributed earnings of the PRC subsidiaries in PRC, the collectibility of accounts receivable, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets and goodwill, realizable value of inventories and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual licenses. Actual results could differ from those estimates.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(d)                 Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company, ATA BVI and Xing Wei’s functional currency is the USD. The functional currency of the Company’s PRC subsidiaries and VIE is the RMB.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of comprehensive income in the line item “Foreign currency exchange gains (losses), net.”

Assets and liabilities of the Company, ATA BVI and Xing Wei are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive loss within equity.

For the convenience of the readers, the 2014 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.2164, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2014. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2014.

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

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2013. One of the Group’s intangible assets was measured at fair value of RMB nil as of March 31, 2014 (note 6(b)).

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, and accrued expenses and other payables, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

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

iv)                Business tax and value added tax (“VAT”)

Revenue is recognized net of business taxes at the rate of 5% of gross revenues or VAT at the rate of 3% or 6% of gross revenues. Business tax and VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.

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

The test monitoring costs and royalty fees for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB

Test monitoring costs	88,232,358	129,127,028	124,427,159
Royalty fees	22,032,654	15,594,990	14,850,125

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

A deferred tax liability is not recognized for the excess of the Company’s financial statement carrying amount over the tax basis of its investment in a foreign subsidiary, if there exists specific plans  for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely.

The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of comprehensive income.

(k)                 Share-based payment

The Group measures the cost of employee share options and nonvested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and nonvested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification of the terms and conditions of an award of equity instruments, the Company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(l)                    Cash and cash equivalent

Cash and cash equivalent consists of cash on hand, cash in banks and highly liquid investments with maturity less than three month.

(m)              Restricted cash

Restricted cash is restricted as to usage based on contracts entered into with third parties. The restricted cash balance was nil and RMB 2,700,000 (US$434,335) as of March 31, 2013 and 2014.

(n)                 Accounts receivable

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

(o)                 Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives on the straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	5 years
Software	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of the lease terms or 5 years

(p)                 Intangible assets

Intangible assets acquired are initially recognized and measured at fair value. Intangible assets other than contracts in progress are amortized on a straight-line basis over their respective estimated useful lives, which range from 5 to 12 years.

Contracts in progress acquired in a business combination are subsequently accounted as a reduction of billings upon completion of contracts.

The Company has no intangible assets with indefinite useful lives.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(q)                 Impairment of long-lived assets, excluding goodwill

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recognized an impairment loss of intangible assets of Nil, Nil and RMB 12,009,457 for the years ended March 31, 2012, 2013 and 2014, respectively.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2012, 2013 and 2014 are allocated to the following expense items:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Cost of revenues	3,847,873	4,898,098	5,375,566
Research and development	3,694,142	4,214,374	4,960,632
Sales and marketing	3,551,100	5,269,923	3,511,656
General and administrative	2,206,793	2,608,307	2,568,027
Total expense due to employee benefit plans	13,299,908	16,990,702	16,415,881

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

The Group has no legal ownership interest in ATA Online. The legal ownership interests of ATA Online are held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder and chairman and Mr. Walter Lin Wang, the Company’s co-founder and director.

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

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA BVI lent to ATA Online’s equity holders, Mr. Kevin Xiaofeng Ma, and Mr. Walter Lin Wang, interest free loans in the amount of RMB10 million for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The equity holders of ATA Online can only repay the loans by transferring all of their legal ownership interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. The equity holders of ATA Online are required to pay to ATA BVI all dividend received from ATA Online. The initial terms of the loans are ten years, which may be extended upon the agreement of ATA BVI and ATA Online’s equity holders. The approval of ATA Online is not required for the renewal of the loan agreements nor can ATA Online terminate the loan agreement during the contract term. ATA BVI lent RMB 1 million on October 27, 2006 and RMB 9 million on July 7, 2009. As of March 31, 2014, the remaining terms of the loan agreements are 2.6 years and 5.3 years for the loans of RMB 1 million and RMB 9 million, respectively, assuming no renewal of the agreement.

Technical support agreement: ATA Learning has the exclusive right to provide technical support services to ATA Online. ATA Online pays a quarterly service fee to ATA Learning. The service fees are mutually agreed by both parties, and are determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. The term of this agreement is ten years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online may not terminate this agreement during its term or upon its expiration. The agreement was entered into on October 27, 2006 with a remaining term of 2.6 years as of March 31, 2014, assuming no renewal of the agreement.

Strategic consulting service agreement: ATA Learning provides ATA Online with strategic consulting and related services to ATA Online. The fees for these services are determined by ATA Learning and calculated monthly but paid quarterly based on actual time spent providing the services. ATA Learning has the right to adjust the fees payable by ATA Online in accordance with its performance. The term of this agreement is twenty years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online can only terminate this agreement if ATA Learning fails to perform its obligation under this agreement. The agreement was entered into on October 27, 2006 with a remaining term of 12.6 years as of March 31, 2014, assuming no renewal of the agreement.

For the years ended March 31, 2012, 2013 and 2014, the Company billed RMB nil, RMB 12.6 million and RMB 8.0 million to ATA Online based on the technical support agreement and strategic consulting service agreement. For the years ended March 31, 2012, 2013 and 2014, RMB nil, RMB 12.6 million and RMB nil was collected, respectively.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. ATA Online may terminate this agreement upon the completion of its contractual obligations under the technical support agreement and the strategic consulting service agreement as described above. As of March 31, 2014, the remaining term of this agreement is 12.6 years, assuming no renewal of the strategic consulting service agreement.

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

The equity interests of the VIE are legally held by Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang (nominee equity holders) on behalf of the Company. Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, are directors of the Company. Mr. Kevin Xiaofeng Ma is also a shareholder of the Company and holds 11.3% of the Company’s total common shares issued and outstanding as of March 31, 2014. The Company cannot assure that when conflicts of interest arise, any of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the exclusive option agreements with the nominee equity holders to request them to transfer all of their equity ownership in the VIE to the Company, ATA Learning or a third party designated by the Company. The Company relies on the nominee equity holders, both of whom are the Company’s directors and owe a fiduciary duty to the Company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Company and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of the VIE, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIEs under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of ATA Online as of March 31, 2013 and 2014 and the net revenue and net income (loss) and cash flows for the years ended March 31, 2012, 2013 and 2014 are as follows:

	March 31,
	2013	2014
	RMB	RMB

Cash	12,118,865	33,698,280
Accounts receivable, net	11,441,392	19,564,392
Prepayment and other current assets	3,395,536	1,455,916
Amounts due from related parties	29,562	3,815,811
Total current assets	26,985,355	58,534,399
Property and equipment, net	1,277,283	894,182
Total assets	28,262,638	59,428,581

Accrued expenses and other payables	5,058,492	14,280,824
Amounts due to related parties	1,804,678	9,708,450
Deferred revenue	493,284	1,308,993
Total liabilities	7,356,454	25,298,267

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB

Net revenue	49,782,361	24,960,260	100,204,186
Net income (loss)	25,782,832	(10,495,582)	13,224,130

	Year ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	16,468,040	(13,227,174)	21,829,320
Net cash used in investing activities	(75,285)	(1,128,140)	(249,904)
Net cash used in financing activities	(6,255,300)	—	—

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(w)  Recently issued accounting standards

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company adopted the new standard on April 1, 2013. The adoption did not have a material impact on its consolidated financial statements or related disclosures.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The adoption is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

(3)   ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2013	2014
	RMB	RMB
Accounts receivable	86,119,787	73,041,508
Less: allowance for doubtful accounts	(35,005,069)	(4,688,433)
Accounts receivable, net	51,114,718	68,353,075

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2012, 2013 and 2014 is as follows:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	27,938,198	30,100,005	35,005,069
Additions charged to (reversal of) provision for doubtful accounts	2,350,990	9,140,062	(3,738,232)
Write-off of accounts receivable	(189,183)	(4,234,998)	(26,578,404)
Ending allowance for doubtful accounts	30,100,005	35,005,069	4,688,433

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(4)   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2013	2014
	RMB	RMB
Income tax receivable	—	429,642
Deferred income tax assets (note 10)	7,524,161	8,429,138
Advances to employees	1,022,036	1,134,415
Other current assets	5,079,466	5,099,479
Total prepaid expenses and other current assets	13,625,663	15,092,674

(5)   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2013	2014
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	27,631,940	25,831,772
Furniture, fixtures and office equipment	572,567	337,442
Software	12,828,775	13,676,153
Motor vehicles	2,023,598	2,277,113
Leasehold improvements	10,204,808	6,792,895
	106,310,901	101,964,588
Less: accumulated depreciation and amortization	(45,000,211)	(46,150,406)
Property and equipment, net	61,310,690	55,814,182

Total depreciation expense recognized for the years ended March 31, 2012, 2013 and 2014 is allocated to the following expense items:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB

Cost of revenues	2,306,543	1,746,736	1,774,066
Research and development	362,720	876,166	727,821
Sales and marketing	238,776	726,239	460,870
General and administrative	5,611,387	4,754,001	4,863,051
Total depreciation expense	8,519,426	8,103,142	7,825,808

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(6)   GOODWILL AND OTHER INTANGIBLE ASSETS

(a)         Goodwill

The change in the carrying amount of goodwill is as follows:

RMB

Balance as of April 1, 2013	23,422,850
Acquisition of Xing Wei Group (Note 18)	7,589,052
Balance as of March 31, 2014	31,011,902

There were no changes in the carrying amount of goodwill during the years ended March 31, 2012 and 2013.

(b)         Intangible Assets

The following table summarizes the Company’s intangible assets, as of March 31, 2013 and 2014.

	March 31, 2013
				Weighted
	Gross		Net	Average
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	Period
	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(9,901,334)	14,225,372	10
Customer relationships	1,300,000	(442,498)	857,502	12
Total intangible assets	25,426,706	(10,343,832)	15,082,874

	March 31, 2014
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(12,117,249)	(12,009,457)	—	10
Customer relationships	1,300,000	(550,833)	—	749,167	12
Training platform	422,700	(35,225)	—	387,475	5
Contracts in progress (i)	1,225,380	(569,087)	—	656,293	—
Total intangible assets	27,074,786	(13,272,394)	(12,009,457)	1,792,935

(i)  Contracts in progress of RMB 569,087 recognized at the acquisition date were subsequently deducted from billing of RMB 735,000 upon completion of certain contracts as of March 31, 2014. The balance of RMB 656,293 will be deducted from the billing of RMB 1,911,000 upon completion of the remaining contracts.

ETS TOEIC license represents the amounts paid to Educational Testing Service (“ETS”) under a master distributor agreement for the exclusive right to market, distribute, administer and sell the Test of English for International Communication (“TOEIC”) in mainland PRC for ten years commencing from March 2009. The TOEIC distributor contract with ETS was terminated on February 28, 2014 and the Company recognized an impairment loss of RMB 12,009,457 for the year ended March 31, 2014.

Amortization expenses for intangible assets recognized as cost of revenues were RMB 2,758,838, RMB 2,514,392 and RMB 2,359,475 for the year ended March 31, 2012, 2013 and 2014, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

As of March 31, 2014, the estimated amortization expense for the next five years is as follows:

March 31
RMB
2015	192,873
2016	192,873
2017	192,873
2018	192,873
2019	157,648

(7)   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2013	2014
	RMB	RMB
Business tax, value-added tax and other taxes payable	6,276,692	8,556,910
Accrued payroll and welfare	15,684,309	19,379,016
Accrued test monitoring fees	14,946,724	14,183,667
Accrued certificates costs	2,593,694	2,702,086
Royalty fees payable	9,721,066	2,622,744
Income taxes payable	8,802,858	7,488,629
Other current liabilities	14,165,917	13,833,091
Total accrued expenses and other payables	72,191,260	68,766,143

Other current liabilities as of March 31, 2013 and 2014 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses, none of which individually exceed 5% of total current asset.

(8)   DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31,
	2013	2014
	RMB	RMB
Testing services	3,866,368	4,704,072
Test preparation and training solutions	376,885	1,210,307
Other revenue — test-based education services	1,131,246	327,735
Other revenue — licensing fees from authorized test centers	3,614,738	3,036,530
Other revenue — others	1,031,584	1,300,065
Total deferred revenues	10,020,821	10,578,709

Representing:
Current deferred revenues	7,376,527	8,383,327
Non-current deferred revenues	2,644,294	2,195,382

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(9)      NET REVENUES

The components of net revenues for the years ended March 31, 2012, 2013 and 2014 are as follows:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Testing services	290,881,289	335,790,689	358,837,352
Test preparation and training solutions	26,996,054	11,343,066	5,949,183
Other revenue	34,208,217	19,541,740	19,881,843
Net revenues	352,085,560	366,675,495	384,668,378

Other revenue includes net revenues from test-based educational services of RMB 12,614,294, RMB 6,778,429 and RMB 3,309,944 for the year ended March 31, 2012, 2013 and 2014, respectively.

Product sales of RMB 788,062, RMB 1,095,370 and RMB 569,579 for the years ended March 31, 2012, 2013 and 2014 are included in other revenue. Other revenue primarily includes test-based educational services, licensing fees from authorized test centers, test development services, test certificate services, and test administration software product sales.

(10)   INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2014. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law (“EIT Law”) which statutory income tax rate is 25% effective from January 1, 2008. According to the EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%.

The Company’s PRC entities are subject to income tax at 25%, unless otherwise specified.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. As of March 31, 2014, ATA Testing’s applicable income tax rate from January 1, 2014 onwards was 25%.

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

Zhi Xing, a PRC subsidiary of Xing Wei, is subject to an income tax rate of 25%.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2013, the Company intended to indefinitely reinvest the undistributed earnings of its PRC consolidated entities and had not provided for income taxes on earnings of RMB 142,455,116 generated by its PRC consolidated entities since January 1, 2008. The unrecognized deferred income tax liability related to these earnings was RMB 14,245,512. During the year ended March 31, 2014 and as a result of management’s reassessment of the Company’s operating funding needs and future development initiatives, the Company revised the amount of undistributed earnings to be indefinitely reinvested in its PRC consolidated entities to RMB 89,611,563 as of March 31, 2014. A RMB 113,000,000 dividend distribution was made during the year ended March 31, 2014 to the holding company, for which dividend withholding tax of RMB 11,300,000 was recognized and paid during the year ended March 31, 2014. The unrecognized deferred income tax liabilities as of March 31, 2014 related to the undistributed earnings of the Company’s PRC consolidated entities was RMB 8,961,156.

The earnings before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(15,598,329)	(19,373,510)	(18,615,565)
PRC	85,778,881	49,586,482	65,782,659
Hong Kong	—	—	4,803
Earnings before income taxes	70,180,552	30,212,972	47,171,897

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income consists of the following:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
PRC
Current expense	13,189,414	10,226,537	9,312,545
Deferred expense (benefit)	1,149,668	(3,221,555)	(717,083)
Dividend withholding tax	—	—	11,300,000
Total income tax expense	14,339,082	7,004,982	19,895,462

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2012, 2013 and 2014 to earnings before income taxes due to the following:

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Computed “expected” income tax expense	17,545,138	7,553,243	11,792,976
Increase (decrease) in valuation allowance	(2,035,788)	(735,773)	737,572
Preferential income tax rate	(8,301,350)	(7,069,673)	(6,208,364)
Entities not subject to income tax	833,483	1,624,864	2,018,962
Non-deductible expenses
Entertainment	1,344,639	1,213,569	972,624
Share-based compensation	3,066,099	3,218,514	2,633,728
Bad debt loss	47,296	1,058,750	462,751
Impairment of ETS TOEIC license	—	—	3,002,364
Changes in tax rates	2,032,901	429,667	—
Tax rate differential	(53,254)	1,977,043	(4,213,407)
Dividend withholding tax	—	—	11,300,000
Additional deduction of research and development costs	(371,754)	(2,309,671)	(2,805,937)
Other	231,672	44,449	202,193
Actual income tax expense	14,339,082	7,004,982	19,895,462

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2013	2014
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	2,876,488	4,644,352
Property and equipment, net	1,709,276	1,494,298
Allowance for doubtful accounts	1,592,868	1,172,108
Write-down of inventories	317,163	24,237
Accrued expenses and other payables	3,796,164	5,572,175
Total gross deferred income tax assets	10,291,959	12,907,170
Less: valuation allowance	(921,751)	(2,575,187)
Net deferred income tax assets	9,370,208	10,331,983
Deferred income tax liabilities:
Customer relationships	195,452	179,202
Training platform	—	96,869
Contract in progress	—	164,073
Total gross deferred income tax liabilities	195,452	440,144
Net deferred income tax assets	9,174,756	9,891,839

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2013	2014
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	7,524,161	8,429,138
Non-current deferred income tax assets, included in other assets	1,709,276	1,462,701
Non-current deferred income tax liabilities	(58,681)	—
Net deferred income tax assets	9,174,756	9,891,839

The movements of the valuation allowance are as follows:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB

Balance at the beginning of the year	3,693,312	1,657,524	921,751
Additions from Xing Wei Group acquisition	—	—	915,864
Additions of valuation allowance excluding acquisition	—	—	737,572
Reduction of valuation allowance	(2,035,788)	(735,773)	—
Balance at the end of the year	1,657,524	921,751	2,575,187

As of March 31, 2014, the valuation allowance of RMB2,575,187 was mainly related to the deferred income tax assets of PRC entities at cumulative losses. As of March 31, 2014, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2014 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2014, the Group had tax loss carry forwards for PRC income tax purpose of RMB 18,577,405, of which RMB nil, RMB 2,237,578, RMB nil, RMB 508,730, RMB 5,921,488 and RMB 9,909,609 will expire if unused by December 31, 2014, 2015, 2016, 2017, 2018 and 2019, respectively.

For the years ended March 31, 2012, 2013 and 2014, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2009.

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2014, 2,354,149 shares were reserved for issuance under the 2008 Plan.

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

During the year ended March 31, 2013, the Company extended the exercise period of vested share options of two employees upon their resignation. In addition, the Company also continued the vesting of certain unvested share options and nonvested shares of these former employees. The modification resulted in additional compensation expense of RMB1,294,834 recognized in the “general and administrative expense” for the year ended March 31, 2013.

In October 2013, 1,469,460 share options were granted to an officer 25% of the options vest on the first anniversary of the grant date with the remaining 75% vest evenly over the following three years. The exercise price of these options is USD2.50 per common share.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	Years	USD
Outstanding as of March 31, 2011	3,262,650	2.96
Granted	—	—
Exercised	(27,864)	3.60
Forfeited	—	—
Expired	(446,444)	3.60
Outstanding as of March 31, 2012	2,788,342	2.85
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(41,000)	3.60
Outstanding as of March 31, 2013	2,747,342	2.84
Granted	1,469,460	2.50
Exercised	—	—
Forfeited	—	—
Expired	(2,135)	2.69
Outstanding as of March 31, 2014	4,214,667	2.72
Vested and expected to vest as of March 31, 2014	4,214,667	2.72	4.68	Nil
Exercisable as of March 31, 2014	2,745,207	2.84	2.09	Nil

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2014, was calculated based on the closing price of the Company’s common shares on March 31, 2014.

The total intrinsic value of options exercised in the years ended March 31, 2012, 2013 and 2014 are USD 28,775, USD nil and USD nil respectively.

Information relating to options outstanding and exercisable as of March 31, 2014 is as follows:

Options outstanding as of March 31, 2014			Options exercisable as of March 31, 2014
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
1,312,600	2.26	1.1	1,312,600	2.26	1.1
674,000	3.60	1.7	674,000	3.60	1.7
250,000	3.60	2.6	250,000	3.60	2.6
101,000	3.60	3.7	101,000	3.60	3.7
100,000	4.75	3.5	100,000	4.75	3.5
7,607	2.69	4.9	7,607	2.69	4.9
300,000	2.12	6.0	300,000	2.12	6.0
1,469,460	2.50	9.5	—	2.50	9.5
4,214,667	2.72	4.68	2,745,207	2.84	2.09

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The Company calculated the fair value of the share options on the grant date using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended March 31,
	2012	2013	2014

Expected dividend yield	—	—	0%
Expected volatility	—	—	75%
Expected term	—	—	6.25
Risk-free interest rate (per annum)	—	—	1.77%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense for share options is allocated to the following expense items:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Cost of revenues	—	—	—
Research and development	—	—	—
Sales and marketing	42,914	—	—
General and administrative	547,231	306,659	3,946,384
Total share based compensation expense	590,145	306,659	3,946,384

As of March 31, 2014, RMB 10,991,832 of total unrecognized compensation expense related to nonvested share options is expected to be recognized over a weighted average period of approximately 3.52 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Nonvested shares

A summary of the nonvested shares activities for the year ended March 31, 2012, 2013 and 2014 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2011	306,000	2.949
Granted	1,060,000	4.963
Vested	(116,245)	2.076
Forfeited	(103,005)	4.470
Outstanding at March 31, 2012	1,146,750	4.788
Granted	100,000	2.015
Vested	(334,250)	(4.348)
Forfeited	(17,500)	1.904
Outstanding at March 31, 2013	895,000	4.633
Granted	280,000	2.145
Vested	(265,000)	4.963
Forfeited	(100,000)	2.015
Outstanding at March 31, 2014	810,000	3.989

The total fair value of shares vested during the years ended March 31, 2012, 2013 and 2014, was USD 527,371, USD 829,077 and USD 560,975 respectively.

In accordance with the share incentive agreement with the employees, upon the vesting of the nonvested shares, the Company may elect to repurchase certain number of vested shares at the fair market price, with the payment due employees withheld to meet the relevant minimum tax withholding requirements. For the years ended March 31, 2013 and 2014, the Company reacquired 44,564 and 51,676 vested shares upon the vesting of the nonvested shares for a consideration of RMB 913,453 and RMB 567,881 respectively to satisfy the minimum tax withholding obligation.

Compensation expense recognized for nonvested shares for the years ended March 31, 2012, 2013 and 2014 is allocated to the following expense items:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Cost of revenues	71,691	21,813	228,854
Research and development	189,462	308,577	336,869
Sales and marketing	344,226	702,683	454,503
General and administrative	11,068,873	10,239,490	5,568,300
Total share based compensation expense	11,674,252	11,272,563	6,588,526

As of March 31, 2014, RMB5,051,565 of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 2.18 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(12)       COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 13, 2008 to repurchase up to USD5 million worth of its outstanding American Depository Shares (“ADS”) from time to time in open-market transactions. On February 12, 2010, the Company’s board of director reviewed and approved the continuation of the share repurchase program through March 31, 2011. The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD5 million worth of its issued and outstanding ADSs in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. For the years ended March 31, 2012, 2013 and 2014, the Company repurchased nil, 26,440 and 10,678 common shares at a repurchase price of RMB nil, RMB 329,357 and RMB 132,528, respectively.

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

(14)       STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2013 and 2014, the PRC consolidated entities had appropriated RMB 14,892,860 and RMB20,648,182, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(15)       COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of nineteen months to six years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2014 are:

Minimum
Lease Payments Amount
RMB
Year ended March 31:
2015	13,098,314
2016	13,900,657
2017	9,496,776
2018	9,971,305
2019	10,467,905
Thereafter	10,986,576
67,921,533

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2012, 2013 and 2014 were RMB 5,159,138, RMB 6,517,907 and RMB 7,848,918 respectively.

(16)       OPERATING LEASES

The Group leased one floor of its building on March 1, 2014. The operating lease expires during the next six years.

Minimum rentals under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Leases

March 31, 2014
RMB
Building	26,251,157
Less: Accumulated depreciation	(4,156,433)
22,094,724

Rentals under Operating Leases

Future minimum rentals under non-cancelable operating leases as of March 31, 2014 are:

Minimum
Rentals Amount
RMB
Year ended March 31:
2015	2,753,079
2016	3,308,825
2017	3,475,825
2018	3,647,360
2019	3,830,195
Thereafter	3,663,927
20,679,211

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(17)       EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share are calculated as follows:

	Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net earnings	55,841,470	23,207,990	27,276,435
Less: Dividends paid to participating securities	(1,476,269)	(525,049)	—
Net earnings attributable to participating securities	—	—	(509,201)
Net earnings available to common shareholders	54,365,201	22,682,941	26,767,234
Denominator:
Denominator for basic earnings per share:
Weighted average common shares outstanding	44,713,418	44,967,823	45,227,159
Plus: Incremental shares issuable upon exercise of share options	951,469	147,794	4,396
Denominator for diluted earnings per share	45,664,887	45,115,617	45,231,555
Basic earnings per common share	1.22	0.50	0.59
Diluted earnings per common share	1.19	0.50	0.59

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings per share for the years ended March 31, 2012, 2013 and 2014, because their effect is anti-dilutive:

	Year ended March 31,
	2012	2013	2014
Shares issuable under share options	100,000	1,134,742	3,914,667

(18)     ACQUISITION

On October 31, 2013, ATA Inc. acquired the entire equity interest of Xing Wei and its wholly owned subsidiary Zhi Xing (collectively the “Xing Wei Group”) for cash consideration of USD 3.19 million (equivalent RMB 19,612,120). Xing Wei Group provides training solutions as well as mobile training platforms for corporations in the PRC. The Company expected the acquisition will provide the Company a more comprehensive set of service offerings, which will enable it to deepen its existing client relationships in the PRC.

The Company paid the selling shareholder of Xing Wei Group USD 3.19 million in cash on November 1, 2013.

This acquisition was accounted for under the acquisition method and resulted in Xing Wei Group becoming consolidated subsidiaries of the Company.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The acquired business contributed net revenue of RMB 305,607 and net loss of RMB 1,702,306 to the Company for the period from October 31, 2013 to March 31, 2014. The following unaudited pro forma summary presents consolidated information of the Company as if the business combination had occurred on April 1, 2012:

	Pro forma year ended March 31, 2013(Unaudited)	Pro forma year ended March 31, 2014(Unaudited)
	RMB	RMB

Net revenue	367,598,801	386,386,238
Net income	20,640,931	23,342,382

The Company had no material, nonrecurring pro forma adjustment directly attributable to the business combination included in the reported pro forma net revenue and net income.

Acquisition related costs of RMB676,237 were included in the general and administration expenses in the Company’s consolidated statement of comprehensive income for the year ended March 31, 2014.

The following table summarizes the consideration paid to acquire Xing Wei Group and the amounts of identifiable assets acquired and liabilities assumed at the acquisition date:

October 31, 2013
RMB
Fair value of consideration transferred:
Cash	19,612,120

Fair values of identifiable assets acquired and liabilities assumed:
Cash	9,785,414
Accounts receivable and other current assets	710,300
Contracts in progress	1,225,380
Property and equipment	165,168
Training platform	422,700
Accrued expenses and other current liabilities	(285,894)
Total identifiable net assets	12,023,068
Goodwill	7,589,052
19,612,120

The goodwill represents the workforce of the acquired business and synergies expected to arise after the Company’s acquisition of Xing Wei Group and expanding the product offering of testing services. All of the goodwill was assigned to the enterprise level. The goodwill is not expected to be deductible for income tax purpose.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(19)     ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,
	2013	2014	2014
	RMB	RMB	USD
Cash	41,744,636	9,327,438	1,500,457
Prepaid expenses and other current assets	464,873	174,575	28,083
Investments in subsidiaries	334,415,959	403,522,684	64,912,599
Total assets	376,625,468	413,024,697	66,441,139

Accrued expenses and other current liabilities	1,077,749	1,132,825	182,231
Total liabilities	1,077,749	1,132,825	182,231

Common shares	3,461,060	3,474,894	558,988
Treasury shares	(329,357)	(1,029,766)	(165,653)
Additional paid in capital	427,443,700	437,964,776	70,453,120
Accumulated other comprehensive loss	(26,379,146)	(27,145,929)	(4,366,825)
Accumulated deficit	(28,648,538)	(1,372,103)	(220,722)
Total shareholders’ equity	375,547,719	411,891,872	66,258,908
Total liabilities and shareholders’ equity	376,625,468	413,024,697	66,441,139

Condensed Statements of Comprehensive Income

	Year Ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	USD

Operating expenses	(7,487,523)	(7,567,474)	(5,415,249)	(871,124)
Investment income	60,175,402	30,685,632	32,612,787	5,246,250
Interest income	377,333	112,656	40,889	6,578
Foreign currency exchange gains (losses), net	2,776,258	(22,824)	38,008	6,113
Earnings before income taxes	55,841,470	23,207,990	27,276,435	4,387,817
Income tax expense	—	—	—	—
Net income	55,841,470	23,207,990	27,276,435	4,387,817
Foreign currency translation adjustment, net of nil income taxes	(3,787,210)	(374,747)	(766,783)	(123,348)
Comprehensive income	52,054,260	22,833,243	26,509,652	4,264,469

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Year Ended March 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,529,639)	(6,675,424)	(4,994,557)	(803,449)
Cash flows from investing activities :
Collection from (payment to) subsidiaries	1,140,127	26,836,132	(6,911,210)	(1,111,770)
Payment for XingWei acquisition	—	—	(19,612,120)	(3,154,900)
Net cash provided by investing activities	1,140,127	26,836,132	(26,523,330)	(4,266,670)

Cash flows from financing activities :
Proceeds from exercise of share options	631,844	—	—	—
Cash paid for employee individual income tax of net-settlement of vested shares	—	(913,453)	—	—
Cash paid for repurchase of common shares	—	(329,357)	(132,528)	(21,319)
Collection of receivable from shareholders	1,035,796	—	—	—
Special cash dividend	(63,634,726)	(25,331,341)	—	—
Net cash used in financing activities	(61,967,086)	(26,574,151)	(132,528)	(21,319)

Effect of foreign exchange rate changes on cash	(2,929,270)	(374,747)	(766,783)	(123,348)
Net decrease in cash	(68,285,868)	(6,788,190)	(32,417,198)	(5,214,786)
Cash at beginning of year	116,818,694	48,532,826	41,744,636	6,715,243
Cash at end of year	48,532,826	41,744,636	9,327,438	1,500,457

(20)     SUBSEQUENT EVENT

On May 30, 2014, the Company announced that its Board of Directors has declared a special cash dividend of USD0.205 per common share, or USD0.41 per ADS. The total amount of cash distributed in the dividend is expected to be approximately USD10 million, which will be paid on or around July 31, 2014, to all shareholders of record as of the close of business on June 30, 2014.