Form 20-F/A
period 2014-03-31
ATA Inc.
filed 2014-12-24
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

1/F East Gate, Building No.2, Jian Wai Soho, No.39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China
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

46,091,518 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Page
EXPLANATORY NOTE	1
SIGNATURE	2

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to ATA Inc.’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014 (the “Original Form 20-F”) as filed with the Securities and Exchange Commission on June 26, 2014, is to (i) fix a typo for the number and percentage of common shares beneficially owned by SB Asia Investment Fund II L.P. disclosed in the share ownership table on page 64 of the Original Form 20-F and revise the related number and percentage from 15,191,816 and 32.8% to 15,147,208 and 32.7%, respectively, and (ii) fix a typo for the date of filing of a Schedule 13G/A filed by HSBC International Trustee Limited disclosed in the footnote 6 to the share ownership table on page 64 of the Original Form 20-F and revise such date from December 31, 2014 to January 21, 2014.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, revise, update, amend or restate the information presented in any item of the Original Form 20-F or reflect any events that have occurred after the filing of the Original Form 20-F.

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended March 31, 2014 on its behalf.

ATA INC.

/S/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: December 24, 2014

2