Form 20-F
period 2015-03-31
ATA Inc.
filed 2015-06-24
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-33910

ATA Inc.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China
(Address of principal executive offices)

Benson Tsang

Chief Financial Officer

ATA Inc.

1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

Telephone: 8610-6518-1122

Facsimile: 8610-5869-8106

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

45,905,582 common shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See the definitions of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                  “we,” “us,” “our company,” “our,” and “ATA” refer to ATA Inc. and its subsidiaries as the context requires;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended March 31, 2013, 2014 and 2015 and audited consolidated balance sheets as of March 31, 2014 and 2015. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”

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

•                  the proposed listing of our testing services business on China’s New Third Board;

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

ITEM 2.                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                           KEY INFORMATION

A.                         Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2013, 2014 and 2015 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. Our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2011 and 2012 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net Revenues
Testing services	243,103	290,881	335,791	358,837	319,055	51,469
Test preparation and training solutions	15,427	26,996	11,343	5,949	5,711	921
Other (1)	45,374	34,208	19,541	19,882	25,392	4,096
Total net revenues	303,904	352,085	366,675	384,668	350,158	56,486
Gross profit	154,688	193,267	177,844	196,188	177,619	28,653
Total operating expenses	133,796	128,781	150,830	154,809	147,938	23,865
Income from operations	20,892	64,486	27,013	41,379	31,758	5,123
Income tax expense	(3,312)	(14,339)	(7,005)	(19,895)	(9,575)	(1,545)
Net income	19,754	55,841	23,208	27,276	23,056	3,719

(1)             Includes net revenues from test-based educational services of RMB25,727,038, RMB12,614,294, RMB6,778,429, RMB3,309,944 and RMB273,187 ($44,070) in the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015, respectively.

	For the fiscal year ended March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
Basic earnings per common share	0.44	1.22	0.50	0.59	0.49	0.08
Diluted earnings per common share	0.44	1.19	0.50	0.59	0.49	0.08
Basic earnings per ADS (1)	0.88	2.44	1.00	1.18	0.98	0.16
Diluted earnings per ADS (1)	0.88	2.38	1.00	1.18	0.98	0.16
Dividends declared per common share	—	1.393	0.554	—	1.260	0.205
Weighted average common shares outstanding
Basic	44,469,182	44,713,418	44,967,823	45,227,159	45,597,580
Diluted	44,469,182	45,664,887	45,115,617	45,231,555	45,597,580

(1)            Each ADS represents two common shares.

	As of March 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash	268,058	257,168	290,030	311,947	240,295	38,764
Restricted cash	—	—	—	2,700	—	—
Accounts receivable, net	47,052	81,845	51,115	68,353	48,150	7,767
Total current assets	325,491	355,069	354,770	398,093	312,951	50,484
Total assets	435,447	460,720	457,818	491,237	455,244	73,438
Deferred revenues, current	19,101	27,333	7,377	8,383	21,743	3,507
Total current liabilities	67,448	91,066	79,568	77,149	76,158	12,286
Total liabilities	71,384	94,305	82,271	79,345	77,922	12,570
Retained earnings (accumulated deficit)	(107,698)	(51,857)	(28,649)	(1,372)	21,684	3,498
Common shares	3,429	3,443	3,461	3,475	3,514	567
Total shareholders’ equity	364,063	366,415	375,548	411,892	377,322	60,868

	For the fiscal year ended March 31,
	2011	2012	2013	2014	2015
Key Operating Data:
Number of tests delivered (1)	7,162,462	8,529,095	9,266,581	9,688,210	8,821,781

(1)            Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding free tests in the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015 was 6,907,158, 8,026,639, 8,744,859, 9,411,226 and 8,767,389, respectively.

Exchange Rate Information

We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.1990 to US$1.00, which was the noon buying rate in effect as of March 31, 2015. The noon buying rate on June 15, 2015 was RMB6.2081 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
Fiscal year ended March 31, 2011	6.6972	6.5483	6.8323	6.5483
Fiscal year ended March 31, 2012	6.3790	6.2935	6.5477	6.2975
Fiscal year ended March 31, 2013	6.2783	6.2105	6.3879	6.2108
Fiscal year ended March 31, 2014	6.1220	6.0402	6.2273	6.2164
Fiscal year ended March 31, 2015	6.1952	6.1107	6.2741	6.1990
Most recent six months:
December 2014	6.1886	6.1490	6.2256	6.2046
January 2015	6.2181	6.1870	6.2535	6.2495
February 2015	6.2518	6.2399	6.2695	6.2695
March 2015	6.2386	6.1955	6.2741	6.1990
April 2015	6.2010	6.1927	6.2185	6.2018
May 2015	6.2035	6.1958	6.2086	6.1980
June 2015 (period through June 15, 2015)	6.2027	6.1976	6.2081	6.2081

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

C.                         Reasons for the Offer and Use of Proceeds

Not applicable.

D.                         Risk Factors

Risks Relating to Our Business

A limited number of our clients have accounted for and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these clients could significantly reduce our revenues and have a material adverse effect on our results of operations.

Our three largest clients in the fiscal year ended March 31, 2015, the Securities Association of China, or SAC, the Chinese Institute of Certified Public Accountants, or CICPA, and the China Banking Association, or CBA, accounted for 19.1%, 18.5% and 18.3%, respectively, of our net revenues in that period. We provide both computer-based testing and test administration services to our three largest clients. We generated RMB196.0 million ($31.6 million) from provision of our services to SAC, CICPA and CBA in the fiscal year ended March 31, 2015.

As of March 31, 2015, our gross accounts receivable from SAC, CICPA and CBA were RMB21.6 million ($3.5 million), RMB0.2 million ($24,197) and RMB2.1 million ($0.3 million), respectively.

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

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, because the National Unified Certified Public Accountants (the “CPA”) exam took place in the second quarter of fiscal year 2015, a quarter earlier than in fiscal year 2014, the number of billable exams delivered and corresponding revenues in the second quarter of fiscal year 2015 increased significantly from those in the second quarter of fiscal year 2014.

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

The markets for our new service offerings are still new and unpredictable. If we cannot succeed in adapting to client needs in the new markets or effectively addressing risks associated with this expansion, our revenue growth may slow and our reputation may be negatively affected.

We have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, and test-delivery systems, such as our patented mobile test administration platform called the Mobile Testing Service, or MTS, which we launched in 2013. In November 2013, we completed our acquisition of Xing Wei Institute (HK) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China, to expand our service offering with respect to training and consulting for corporations. In July 2014, we and the New Oriental Education & Technology Group formed a joint venture to provide online and mobile education solutions to growing base of professionals in China. In December 2014, we made a strategic investment in Master Mind Education, which marks our expansion into China’s K-12 education market. In January 2015, we made another strategic investment in Satech, which marks our expansion into SAT exam-related training market. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks that we face expanding in this market include the following:

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

If we fail to maintain our relationship with major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

The success of our service offerings going forward depends on our ability to gain and maintain relevant business relationships, such as our relationship with major test sponsors for computer-based tests in China, our relationship with the licensor of certain test titles, and our relationship with Saville Consulting in relation to psychometric tests for our HR Select employee assessment solution. Factors that are beyond our control may cause our relationship with relevant parties to change. For example, our exclusive TOEIC distributor contract ended on February 28, 2014 due to ETS’ decision to change its distribution model. Although we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 to continue delivery of certain TOEIC exams to our existing institutional clients from April 1, 2014 through December 31, 2016, we lost a majority of the revenues generated from administering TOEIC exams in the fiscal year ended March 31, 2015 due to contractual limitations on our scope of TOEIC exam services to selected market segments in China. If we fail to maintain our relationship with major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

Breaches or perceived breaches of our security measures relating to test collection, scoring and storage or unauthorized disclosure or misuse of personal data through breach of our computer systems or otherwise could result in negative publicity and clients loss and expose us to protracted and costly litigation.

As part of our service offerings, we collect, process, transmit and store highly confidential information, including personal information and test questions, answers and scores. Maintaining the security and confidentiality of the information we handle as part of our testing services is essential to protecting the integrity and accuracy of the test taking process and retaining our client base. In addition, any breach or perceived breach in our security measures pertaining to the collection, processing, transmission or storage of such information as a result of third-party action, employee error, and malfeasance or otherwise, or any instances or claims of cheating on tests that we administer could result in liability claims and have a negative impact on our reputation. Additionally, we could be subject to liability claims or regulatory penalties for misuses of information collected from clients or students or for the unauthorized disclosure or unauthorized or inappropriate use of such information. Any such negative publicity or liability claims could have a material adverse impact on our future business, cause us to lose clients and expose us to costly litigation.

Reductions in public funding available to our clients that are governmental agencies could adversely impact demand by these agencies and institutions for our products and services.

We derive a significant portion of our total net revenues from licensing and service fees from Chinese governmental agencies. Demand and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services.

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

Due to the complexity of the technologies we use to create and deliver computer-based tests for our clients, technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or of test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.

If we fail to maintain a strong brand, our business may not grow and our financial results may be adversely impacted.

We believe that maintaining and enhancing the value of the “ATA” brand is important to attracting clients. Our success in maintaining brand awareness will depend on our ability to consistently provide high quality, value-adding, user-friendly and secure products and services. As we expand our product and service offerings, we are increasing our efforts to establish a wider recognition of the “ATA” brand. To establish a wider recognition of our “ATA” brand among test takers, test sponsors and companies, we may need to spend significant resources on advertising. As we have limited experience with advertising and other activities required to establish a widely recognized brand, we cannot assure you that we will effectively allocate our resources for these activities or succeed in maintaining and broadening our brand recognition and appeal. If we fail to maintain a strong brand, our business may not grow and our financial results may be adversely impacted.

Actions by our authorized test centers could lead to damage to our brand and reputation, which could cause us to incur substantial costs and strain our relationships with our clients.

As of March 31, 2015, we had contractual relationships with 2,989 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.

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

Due to intense market competition for highly skilled workers, we have faced difficulties locating experienced and skilled personnel in certain areas, such as administration, marketing, product development, sales, finance and accounting. In particular, we have had difficulty finding personnel with experience in the computer-based testing services market. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. Even if we can identify qualified candidates, they may be subject to non-competition agreements with their prior employers that prevent us from hiring them. In addition, we cannot assure you that we will be able to retain our current skilled personnel. According to our contracts with our employees, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us and, for a period of five years following termination, from soliciting our existing clients. However, we may have difficulty enforcing these non-competition and non-solicitation provisions in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing.

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

We cannot assure you that our business operations, in particular, our software, trademarks, know-how and other technologies do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, we have been unable to register our “ATA” trademark with the China Trademark Office due to similarity with other marks. Although we have not received notice of trademark infringement claims since we began using the mark in 1999 and believe that the risk of litigation is remote, we may be subject to such claims in the future. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

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

We may face challenges and risks in connection with possible acquisitions as well as forming joint ventures, including identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.

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

The restructuring of our testing services business into our wholly owned subsidiary ATA Online (Beijing) Education Technology Limited, or ATA Online, and the listing of the shares of  ATA Online, on stock exchanges in China may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.

To provide ATA Online with the ability and flexibility to raise funds from the PRC capital markets for business expansion, we restructured our testing services business into our wholly owned subsidiary ATA Online since May 2015. We are in the process of listing ATA Online on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”) and expect to list ATA Online on the New Third Board by the end of 2015. Our ability to list ATA Online on the New Third Board is subject to various PRC exchange and regulatory approvals and filings, and as a result, there are significant timing, qualification and other uncertainties in connection with the proposed listing of the shares of ATA Online on the New Third Board.

We may incur costs in connection with ATA Online’s listing and possible share offerings. Even if we list ATA Online on the New Third Board, we may not realize the anticipated benefits of such listing, and ATA Online’s operation as a listed company may result in distraction of ATA management. Even if ATA Online remains our consolidated subsidiary after the listing, the ownership interest of our ADS holders in the earnings of ATA Online’s operations could be diluted, depending on the amount of funds raised, the returns on that funds and the manner in which that funds is raised (debt or equity). In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting ATA Online’s share trading price and operations. Our influence over the election of ATA Online’s board of directors will be decreased if ATA Online’s shareholders appoint directors who are independent of ATA.

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

•                  conditions of the U.S., PRC and other capital markets in which we may seek to raise funds;

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of March 31, 2015, and our independent registered public accounting firm reported on our internal controls over financial reporting. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including the mainland China affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. On February 12, 2014, these PRC-based accounting firms appealed to the SEC against this sanction. On February 6, 2015, before a review by the commissioner of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all these accounting firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected. If the mainland China affiliate of our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another China-based registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NASDAQ Global Market, which event would effectively terminate the trading market for our ADSs in the United States, and/or to the SEC’s revoking the registration of our ADSs under the Exchange Act pursuant to Section 12(j) thereof, in which event broker-dealers thereafter would be prohibited from effecting transactions in, or inducing the purchase or sale of, our ADSs in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2015, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or common shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See Item 10. “Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In connection with the proposed listing of our testing service business on the New Third Board, ATA Learning (Beijing) Inc., or ATA Learning, our wholly owned PRC subsidiary, acquired 90% of the equity interest of ATA Online in May 2015. In connection therewith, we terminated a series of contractual arrangements with ATA Online and its original shareholders, which provided us control over ATA Online. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while  (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned foreign enterprise, and (iv) although Article 11 of the M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2015, our Chinese subsidiaries allocated RMB26.4 million ($4.3 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing Authority (Beijing) Limited, or ATA Testing, was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2011 to 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. In December 2009, each of ATA Learning (Beijing) Inc., or ATA Learning, ATA Online (Beijing) Education Technology Limited, or ATA Online, and Beijing Jindixin Software Technology Limited, or Beijing JDX, received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. In July, May and July of 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. Each of ATA Learning, ATA Online and Beijing JDX is currently in the process of renewing its HNTE certificate for another three years. Upon a successful renewal, each of ATA Learning, ATA Online and Beijing JDX should be entitled to a preferential tax rate of 15% retroactively from January 1, 2015. If any of ATA Learning, ATA Online or Beijing JDX is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. We cannot assure you that ATA Testing, ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

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

China’s regulation of loans and direct investments by offshore holding companies to their Chinese subsidiaries may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest the funds in our Chinese subsidiaries through loans or capital contributions. Under applicable Chinese laws, any loan made by us to ATA Testing or ATA Learning, both of which are foreign-invested enterprises, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. Loans by us to ATA Online, as a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with SAFE. We may also decide to finance ATA Learning and ATA Testing by increasing their registered capital through capital contributions. The Ministry of Commerce or its local counterpart must approve any capital contributions to ATA Learning and ATA Testing. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to the SAFE Circular 19, a foreign-invested enterprise will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the foreign-invested enterprise still needs to provide supporting documents and go through the review process with the banks. A failure by us to obtain the necessary government approvals or complete any required registrations or other procedures for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under Chinese laws, which could adversely affect our business and prospects.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with Chinese regulations relating to employee share options granted by offshore listed companies to Chinese citizens.

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company or a Chinese institution qualified for asset custody business, to register with the SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See “Item 4.B. Information on the Company — Business overview — Regulations — SAFE Regulations on Employee Share Options.”

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

Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our Chinese operating subsidiaries, ATA Learning and ATA Testing, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly owned by foreign investors, and are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our Chinese operating subsidiary, ATA Online, is subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the computer-based testing services sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

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

Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health development. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including confirmed human cases. Any prolonged adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of exams or classes to avoid students and others from congregating in closed spaces. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Relating to Our ADSs

Our ADS price and the ADS or stock prices of other companies with business operations primarily in China have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2014 and June 1, 2015, our ADS price as reported on Nasdaq ranged between a low of $2.5 and a high of $5.6. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended May 31, 2015 was approximately 12,713 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of June 18, 2015, there were 45,857,786 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 3,854,667 common shares, including options to purchase an aggregate of 2,385,207 common shares immediately exercisable as of June 18, 2015. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report are eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

Three of our existing shareholders, Kevin Xiaofeng Ma, Lijun Mai and SB Asia Investment Fund II L.P., beneficially own, collectively, approximately 55.1% of our outstanding common shares as of June 18, 2015. SB Asia Investment Fund II L.P. has one board representative on our four-director board, and beneficially owns approximately 33.0% of our outstanding common shares as of June 18, 2015. Accordingly, these shareholders have had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of these shareholders, we could be prevented from entering into transactions that could be beneficial to us.

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

ITEM 4.                           INFORMATION ON THE COMPANY

A.                         History and Development of the Company

Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in the same year established ATA Testing Authority (Beijing) Limited, or ATA Testing, as a wholly owned subsidiary in China. In November 2001, our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. In the following year, American Testing Authority, Inc. merged into ATA BVI and ATA BVI became our holding company.

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

In connection with the proposed listing of our testing service business on the New Third Board, we acquired the entire equity interest of ATA Online through ATA Learning and Zhongxiao Zhixing in May 2015, with ATA Learning owning 90% and Zhongxiao Zhixing owning 10% of ATA Online’s share equity. In connection therewith, we terminated a series of contractual arrangements with ATA Online and its original shareholders, which provided us control over ATA Online.  As a result, ATA Online became our wholly owned subsidiary. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In addition, we transferred the non-testing services business from ATA Online to ATA Learning, and as a result, ATA Online transferred to ATA Learning 20% and 33% equity investments in Satech and Master Mind, respectively, in May 2015.

The following diagram illustrates our current corporate structure. Except for ATA BVI and Xing Wei Institute (Hong Kong) Limited, which are incorporated in the British Virgin Islands and Hong Kong Special Administrative Region of the PRC, respectively, all of our subsidiaries are incorporated in mainland China.

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1122.  Our web site address is http://www.ata.net.cn. From July 31, 2015, our current web site will be replaced with http://www.atai.net.cn. The information on our web site does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States in CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.

B.                         Business overview

Overview

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, securities, teaching and insurance. Our computer-based testing services clients principally include professional associations, such as SAC, CICPA and CBA, and Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security.

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 2,989 authorized test centers located throughout China as of March 31, 2015. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2015, we have delivered approximately 77.8 million tests, including approximately 11.7 million free tests for business development purposes. Over the course of two days on September 13 and September 14, 2014, we delivered tests for the third consecutive year to more than 1.6 million test takers for the CPA, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2015, approximately 8.8 million tests were delivered using our computer-based testing technologies and services.

Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests, our patented mobile testing platform called the Mobile Testing Service, or MTS, and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our MTS platform enhances the mobility, security, efficiency and cost-effectiveness of test administration by utilizing state-of-the-art cloud technology to transmit test data through portable mobile devices. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors have adopted for their computer-simulated tests delivered around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats to make test administration easier and cheaper. In December 2013, we won the “Best Solution in the Testing and Assessment Field” Award at the 2013 China Software Technology Conference — the 12th China Software and Information Service Summit, which was organized by the MIIT and sponsored by China Electronic Information Industry Development Institution.

Leveraging our testing platform, technologies and expertise, we administer an ever expanding portfolio of test titles in China and have expanded our service offerings beyond our core computer-based testing services to include other test-focused services. ATA Online has launched online training web sites to help candidates across China attain continuing educational requirement after their professional licensure and certification tests, which are delivered through our test delivery platform. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and a large inventory of test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. In June 2014, we launched our self-developed Exam Inventory Navigator, a new iOS- and Android-compatible mobile application that functions as an exam navigation tool for test takers, allowing them to access information on exams being administered throughout China, such as exam offerings, pricing, dates and locations.  Our Exam Inventory Navigator was named one of the top ten examination-focused mobile applications by Sina Education in December 2014. We plan to further expand our services to test takers through online education technologies, career-oriented training and soft skills development.

Our total net revenues increased from RMB366.7 million in the fiscal year ended March 31, 2013 to RMB384.7 million in the fiscal year ended March 31, 2014 and RMB350.2 million ($56.5 million) in the fiscal year ended March 31, 2015. We had net income of RMB23.2 million in the fiscal year ended March 31, 2013, RMB27.3 million in the fiscal year ended March 31, 2014 and RMB23.1 million ($3.7 million) in the fiscal year ended March 31, 2015.

Our Test Delivery Platform and Technologies

We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. While we still offer a choice between paper-based testing and computer-based testing for our institutional clients, currently all of our national public exams are delivered using computer-based testing, and we expect the trend towards computer-based exams to continue. For example, we have been helping Beijing Municipal Commission of Tourism Development to transfer its Beijing Tour Guide Exam from paper-based testing to computer-based testing since 2014. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

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

Our Mobile Testing Service

Our patented mobile test administration platform the Mobile Testing Service, or MTS, significantly enhances the mobility, security, efficiency and cost-effectiveness of test administration. MTS obviates the need to pre-install software on designated personal computers at the testing site prior to the test date and allows us to monitor the status and process of an entire exam through a safe, non-public LAN, thus reducing the cost of test administration and improving test admininstration efficiency. Through the MTS, test packets can be downloaded to personal electronic devices prior to the exam, and candidate responses can be synced with the test server during the exam. MTS consists of three main components: (i) a small MTS Box that is placed in the testing center and operated by onsite proctors to wirelessly connect between the MTS Cloud Server and the test takers’ own electronic device, such as a personal computer or tablet; (ii) an MTS Cloud Server that processes the exchange of data, such as the upload or download of test data, between the MTS Box and our servers; and (iii) MTS Test Client, an app that supports multiple operating systems and enables secure data transmission between the MTS Box and test takers’ personal electronic devices during live exams. MTS has already been deployed for use in our administration of the Cambridge English Junior Exam in 18 countries or regions and we expect it to garner widespread use in the future.

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Macau, which we refer to as our ATA authorized test centers. As of March 31, 2015, we had contractual relationships with 2,989 ATA authorized test centers. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2015:

Extensive Network of Test Centers

48 Heilongjiang
57 Jilin
69 Liaoning
99
Inner Mongolia
82 Xinjiang
165 Beijing
53 Tianjin
115 Hebei
31 Ningxia
80 Shanxi
220 Shandong
18 Qinghai
63 Gansu
137 Shaanxi
94 Henan
236 Jiangsu
20 Tibet
80 Anhui
153 Shanghai
126 Hubei
151 Sichuan
37 Chongqing
124 Zhejiang
97 Hunan
51 Jiangxi
65 Guizhou
88 Fujian
78 Yunnan
86 Guangxi
245 Guangdong
1 Macao
20 Hainan
Test Center
Total: 2,989 test centers

We do not own any of our ATA authorized test centers but instead enter into a standard form of contract with qualified independent operators to act as ATA authorized test centers. Most of our ATA authorized test centers are owned by Chinese vocational schools, which we believe enhances the quality and reliability of the centers. Under our contracts with the test centers, we license our E-testing platform technology and provide ongoing technical support and training during the contract period. We require each test center to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations. We assist our clients in liaising and coordinating testing arrangements with our ATA authorized test centers.

Our ATA authorized test centers are divided into general test centers, which offer a wide range of tests and have the right to use our “ATA” brand name and logo, and special test centers with which we enter into contracts to carry out specific tests for specific test sponsor clients. We receive license fees from our general test center operators in the form of either a single initial license fee or a combination of initial license fee and continuing annual license fees. Under either fee arrangement, we and our licensees can extend the licensing agreement indefinitely.

Our Test Content Creation and Management Technologies

We offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests.

Our Dynamic Simulation Technology is a performance-based testing technology that creates, illustrates, runs and scores tests in a virtual computer environment that accurately and realistically simulates the operating environment and functions of the software applications being tested without requiring the installation or use of those applications. Our Dynamic Simulation Technology is designed to provide maximum interactivity and allow the test taker to perform tasks in the simulated environment and operate through multi-level testing paths. The current version of Dynamic Simulation Technology, version 5.0, is an interpreter-based simulation technology, which represents our fifth generation of simulation testing technologies.

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

We also have two non-simulation testing technologies: Real Environment Technology and ATA Markup Language. Our Real Environment Technology is used for creating and running performance-based tests and learning exercises that track and score within the actual operating system or software application being tested. Our ATA Markup Language is used for the creation and illustration of knowledge-based test items that require the test taker to respond to specific questions in a traditional question-and-answer format. While less sophisticated than our performance-based testing technologies, ATA Markup Language remains a key technology for our large base of clients who contract with us for the conversion of paper-based tests to computer-based tests. In addition, many performance-based tests also include traditional multiple-choice questions created and run by our ATA Markup Language and related software applications.

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

Our Service Offerings

Testing Development and Delivery Services

Computer-based test authoring, delivery and result analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the authoring, test delivery and result analysis of computer-based tests as well as logistical services such as test registration, scheduling, fee collection and certification fulfillment. We assist our clients with creating and delivering a wide range of computer-based tests, including governmental agencies with licensure tests required for positions within various governmental agencies and industry associations with tests that test the competence of individuals who operate in certain industries that require technical expertise and which carry professional titles, such as:

•                  the National Unified Certified Public Accountants Exam, sponsored and regulated by the CICPA;

•                  the Certification of China Banking Professionals Exam, sponsored and regulated by CBA under the supervision of the China Banking Regulatory Commission;

•                  the Qualifications Exam for Individuals Engaged in the Securities Industry, sponsored and regulated by SAC under the supervision of the China Securities Regulatory Commission;

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

•                  Test item authoring. Based on the test blueprint and using our advanced test engine technologies, we work together with subject matter experts to create individual test items designed to determine a test taker’s proficiency and effectiveness in solving both practical and conceptual problems. The test items are designed to support immediate test scoring and results analysis. Test items generally fall into two types: standardized items and constructed responses items. Once all of the test items have been created, our content development consultants and subject matter experts commence a review process to ensure the validity of each test item, clarity of language and overall quality. All of the test items are then deposited in a master test item pool.

•                  Test form and item bank construction. Once the test items are ready, we tag properties to test items for building up test item banks, which enable test forms to be formulated based on the blueprint of a test. Test forms with the same level of difficulty are generated from the test item bank to ensure fairness across test forms.

•                  Final user acceptance test. Before publication, the test undergoes a final user acceptance test during which selected test takers take the test and provide feedback. Based on the test results from the beta test, we evaluate the efficacy of the test, eliminate problematic test items and otherwise fine tune the test items to ensure quality.

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

Our services are modularized, and depending on the client’s needs, we perform some or all of the above services to individual client. For example, in some cases, clients may have already created all of the test items and may only require us to build the test using our E-testing platform. Computer-based tests can also be scheduled on an on-demand basis, or as regularly scheduled tests, which are prescheduled and taken by test takers at a designated time.

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

•                  managing test fee collection;

•                  preparing and conducting pre-test training of personnel at each ATA authorized test center;

•                  providing test data management, such as test score publishing and inquiry; and

•                  printing and delivering certificates for test takers who have satisfied the test sponsor certification requirements.

We usually offer test content creation services and test delivery services as an integrated solution and collect a fixed fee per test per test taker. The fee we charge depends on the length and complexity of the test, the amount of effort it takes to transform the testing content into computer-based test format and other factors in the test development and administration process, such as security levels and the amount of logistical services provided.

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

On February 28, 2014, our exclusive TOEIC distributor contract with ETS ended and we no longer exclusively administer TOEIC exams in China due to ETS’ decision to change its distribution model; however, we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 to continue delivery of certain TOEIC exams to our existing institutional clients from April 1, 2014 through December 31, 2016.

Distribution and administration of ACT exams in China. We entered into a three-year Master Agreement in October 2012 with ACT, Inc. (“ACT”) to distribute and market certain ACT test titles and assessment-related products. Under a separate addendum signed on the same day, we will administer the ACT college admission test at schools running the Global Assessment Certificate Program in China, and collect a per-test taker fee for each test delivered. At end of May 2014, we received notice of termination from ACT, Inc. on this addendum effective from August 31, 2014. We are under discussions with ACT, Inc. to continue our relationship centered on marketing consultative services.

Distribution and administration of Cambridge tests. We entered into an exclusive ten-year Master Distribution and Services Agreement in March 2013 with The Chancellor, Masters and Scholars of the University of Cambridge (“Cambridge”), an affiliate of the University of Cambridge which has the largest dedicated research department of any UK-based language assessment organization.  Under this agreement, we will host, support, market and deliver platform services to certain Cambridge tests and collect a per-test taker fee for each test delivered. As of March 31, 2015, we have enabled the delivery of 4,129 Cambridge English Junior Exam in 18 countries or regions through our MTS and expect to expand delivery of this and other Cambridge test titles to other jurisdictions in the future.

In the third quarter of the fiscal year ended March 31, 2015, we began to collaborate with Master Mind Education (“Master Mind”), a provider of digitized services to K-12 after-school touring institutions in China, to serve K-12 after-school tutoring institutions and students across China and deliver MTS boxes to Master Mind which are then being distributed to different institutions through its network. We also work with Master Mind on its marketing strategy in China.

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

•                  Position-specific skills, including customized tests for IT, finance, management, customer service, administrative and sales positions; and

•                  Compatibility traits, which look at non-skills elements that indicate a candidate’s likelihood of success, such as personal values, self-image, motivation and other personality traits.

HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these properties and to analyze and categorize the results to make effective recruitment decisions. Candidates are tested using our E-testing platform at our authorized test centers or online at a place of their choosing. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. For example, Saville, which is a career personality test, is available via the HR Select service to assess a candidate’s personality and predict his workplace behavior. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate the standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

Our current HR Select clients principally include large domestic and foreign-invested companies in professional industries such as insurance and banking. Since the end of the fiscal year ended March 31, 2011, the four largest Chinese state-owned banks have all become customers of our computer-based testing services that incorporate our HR Select solution. We expect to market HR Select to the large and growing small- and medium-enterprise market in China where recruitment resources are limited and where the consequences of poor hiring decisions are greater. Pricing starts at a volume-limited annual subscription, with additional fees charged depending on the volume, specific test titles utilized and whether ATA authorized test centers are used.

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

Online test preparation and training platform for the securities and banking industries. Leveraging the scale of ATA-delivered securities and futures certification test, ATA Online launched an online test preparation web site to provide a flexible and scalable platform aimed at helping candidates across China to fulfill their Continuous Professional Development (CPD) requirement after passing their professional licensure and certification tests delivered through our testing platform for the SAC and China Futures Association. Test preparation and training customers gain access to Internet web sites that contain the latest training materials provided by the test sponsors and streaming video of teaching sessions and practice tests developed by ATA. Since late 2011, the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a new contract with SAC in November 2011 to deliver online training platform development and maintenance services during the assessment period. We did not earn any revenue for providing such services in the fiscal year ended March 31, 2015. We do not expect any further revenue coming from the provision of test preparation services to the SAC in future.

Online education and training website for professionals in China. In July 2014, we and the New Oriental Education & Technology Group formed a joint venture to provide online and mobile education solutions to growing base of professionals in China, with an initial focus on the healthcare, accounting and finance industries. In April 2015, the joint venture launched a new online education and training website.

Career-Oriented Services

Career-oriented educational services. Our career-oriented educational services include single course programs, degree major course programs and pre-occupational training programs focusing on preparing students for particular job titles and to qualify for internationally recognized IT and other vocational certification programs. Each single course program we offer is typically centered on a specific type of computer software application or other technology that requires significant training and practice to master and for which certification is offered. Our degree major course programs are designed to help graduates prepare for particular types of jobs and career paths. These programs are essentially combinations of multiple single course programs designed to help students acquire a cluster of skill sets. In general, the entire degree major course program can be completed within two to three years and comprises all courses necessary for the student’s college major. Our pre-occupational training programs provide students with a simulated internship environment replicating what these students would experience in an actual internship and that are designed to prepare students for actual job positions. A typical pre-occupational training program will last for two to three months. We plan to gradually exit from career-oriented educational services delivered through single course programs, degree major course programs and pre-occupational training programs in IT and vocational schools and shift our focus to our new business providing soft skills and career-oriented training for corporate employees in China. We do not expect any further revenue coming from the provision of career-oriented educational services in future.

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

We have developed and implemented the following technologies and measures to protect security throughout all stages of test development and delivery:

Preparation and Storage of Test Items

To reduce the risks associated with potential unauthorized disclosure or misuse of test questions by ATA personnel during the process of creating test item banks, we divide test item authoring and management tasks among multiple persons and limit each person’s access to the test item content through the use of access permissions. Each test item author is only responsible for creating a limited amount of test item content and is permitted access only to that content for which that person is responsible. As a result, no one has full access to the contents beyond his or her scope of work. Test item bank managers receive limited permissions and are not given access to the content of individual test items. Moreover, our test item authoring and test item bank management tools record and track all access and modifications to test items or the test item pool to detect any breaches to the security protocols. Once the test item banks are created, the content is encrypted and stored on our secure central servers or the client’s servers. Our servers are located in a central machine room operated by one of the most well-established server hosting service providers in China. These servers are protected by firewalls and stored using NetApp TM equipment, which permits real-time back-up. We encrypt all test item banks using our self-developed encryption algorithm, which prevent decryption or reverse engineering through the use of electronic fingerprinting, anti-tracking and trapping technologies.

Creation of Test Forms and Transmission of Test Materials to the Test Site

Our software applications automatically compile individual test forms from the test item bank according to the test blueprint and pre-arranged parameters. During this process, no access of the content of individual test items is permitted and all steps in the process are digitally recorded. The encrypted test forms are delivered to the test site’s server either on hard disc or through a secure network, generally one day before the day of the test. The relevant information on each test taker is separately transferred in encrypted format to the test site via the Internet. A hardware dongle containing an encrypted time stamp is used to ensure that the test begins and ends on time. A hardware dongle is a hardware device that must be inserted into the USB port of the test site’s central computer to decrypt and operate the test content. We design our own hardware dongles, which incorporate ATA-owned integrated circuit technology, and outsource its production to multiple factories in China. A decryption algorithm used along with the hardware dongle to complete decryption of test materials and commence the test.

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

We have registered 163 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.

As of March 31, 2015, we have also registered 250 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

We have also sought patent protection relating to our testing technology. On February 22, 2013, we submitted two applications with China’s State Intellectual Property Office seeking dual invention patent protection and utility model protection for our testing transmission technology. Our application for utility model protection was granted on August 28, 2013, which gives us a protection period of 10 years starting from the date of application. We expect to obtain approval for the invention patent in the second half of 2016. Once approved, we are entitled to a protection period of 20 years for the invention patent from the date of application. In addition, our testing technologies also enjoy protection in China as trade secrets under China’s Anti-Unfair Competition Law.

Clients

The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors and Chinese educational institutions as well as individual test preparation services consumers. SAC, CICPA, CBA and Ministry of Human Resources and Social Security accounted for 19.1%, 18.5%, 18.3% and 10.0%, respectively, of our total net revenues for the fiscal year ended March 31, 2015. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2015.

As of March 31, 2015, we had 279 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2015, our five largest computer-based testing services clients based on revenue were:

•                  SAC, which has been designated by the China Securities Regulatory Commission as the sole administrator of securities industry qualification tests in China;

•                  CICPA, which has been designated by Ministry of Finance of the People’s Republic of China as the sole administrator of CPA qualification tests in China;

•                  CBA, which has been designated by the PRC Ministry of Human Resources and Social Security and the China Banking Regulatory Commission as the sole administrator of banking industry qualification tests in China;

•                  the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security; and

•                  China Futures Association.

These five clients represented an aggregate of 68.6% of our total net revenues for the fiscal year ended March 31, 2015.

Sales and Business Development

Our sales and business development department, primarily composed of members of our senior management and professional sales team, is responsible for identifying and developing new markets and client opportunities for our product and service offerings.

For our computer-based testing services, we target key governmental agencies, professional associations, enterprises and other potential clients to help them develop standardized certification, qualification or assessment policies. Once we identify a potential client, we generally submit an initial proposal outlining the services we can provide based on our analysis of their test-related needs. We may develop and conduct trial tests tailored to the client’s needs based on the terms of a memorandum of understanding signed with the client. We generally enter into a final contract with the client only after successful completion of the trial tests. During this process, we also actively seek opportunities to cross-sell and up-sell our services, including test preparation services and ancillary testing services to the client. The following diagram illustrates the key stages in our testing services business development process.

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

Competition

In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience and established infrastructure. We believe that our overall testing services and technologies, along with our nationwide test center network, provide us with a competitive advantage. We believe that we are currently the market leader in computer-based testing services in China due to a combination of our experience in and familiarity with the China computer-based testing services market, our advanced technologies, our large nationwide network of test centers, our established relationships with key test sponsors and governmental agencies and our competitive cost levels.

We believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 2,989 authorized test centers in China, including centers in every province in China, as of March 31, 2015. To our knowledge, based on interactions with clients and others in the market, there are no other commercial computer-based testing service providers in China with a test center network as large as ours. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2015, approximately 8.8 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,000,000 tests per day.

For our HR Select employee assessment solution, while there are other companies providing recruitment services to corporate human resources departments, we are differentiated by our comprehensive service and focus on offering more professional testing services with proprietary testing contents and technologies.

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

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 163 software copyrights with the Copyright Protection Center of China.

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

Regulation of Vocational Education

Chinese laws and regulations impose restrictions on foreign investment in educational institutions in China. However, Chinese laws and regulations do not impose restrictions on foreign investment in companies providing course and test content or related products and services to educational institutions. In addition, the Chinese government has issued a series of circulars and regulations promoting the development of vocational education, including “The Decision to Enhance the Promotion of the Reform and Development of Vocational Education”, “The Decision to Enhance the Development of Vocational Education” and “The Decision to Enhance the Development of Modern Vocational Education” published by the State Council on September 24, 2002, October 28, 2005 and May 2, 2014, respectively. These circulars and regulations require all levels of governments in China to intensify their support for vocational education and to gradually increase the financial resources that local and provincial governments allocate to vocational education.

Regulations regarding Internet Content Provider  Licensure Requirements

We planned to engage in online testing preparation business, which are subject to PRC regulations including but not limited to Telecommunications Regulations, the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, the Internet Information Services Administrative Measures, the Administrative Measures for Telecommunications Business Operating Licenses, and Certain Rules on Regulating the Order of Internet Information Service Market. ATA Online holds an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows ATA Online to provide Internet content distribution services. As ATA Online has not engaged in online testing preparation business since its incorporation, it is not required under PRC law to hold the ICP license. In connection with the proposed listing of ATA Online and the termination of contractual arrangements, ATA Online is in the process of de-registering its ICP license.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•                   the ownership structures of our wholly owned subsidiaries in China are in compliance with existing published Chinese laws and regulations; and

•                   the business operations of our company, all of our Chinese subsidiaries, as described in this annual report, are in compliance with existing published Chinese laws and regulations in all material aspects.

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

Regulation of Domain Names and Web Site Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2015, we have registered 250 domain names relating to our web sites, including www.ata.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, up to all of the foreign exchange capital in the capital account of foreign-invested enterprises can be settled at the banks based on the actual operation needs of the foreign-invested enterprises. The capital in Renminbi obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capital shall be managed under the account pending foreign exchange settlement payment.  The expenditure scope of the such account includes: the expenditure within the scope of business, the payment of the capital of domestic equity investment and deposits in Renminbi, the repayment of the used loans in Renminbi, the purchase payment of foreign exchange or direct external repayment of foreign debts or other expenditure approved by the foreign exchange bureaus, but the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for the following purposes: (1) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (2) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (3) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (4) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

We believe CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned foreign enterprise, and (iv) although Article 11 of M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulation of Our Business — If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.”

SAFE Regulations on Employee Share Options

On February 15, 2012, SAFE issued the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules. According to the Stock Option Rules, PRC residents who participate in an employee share incentive plan of an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participates should retain a PRC agent, which can be a branch or representative office of the overseas listed company in China, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company, or a Chinese institution qualified for asset custody business, to handle various foreign exchange matters associated with their employee share incentive plan. The PRC agent should file on behalf of the PRC resident an application with SAFE to register such employee share incentive plan, apply annually for a quota for the payment of foreign currencies in connection with the exercise of the employee share options by the PRC resident and open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the employee share incentive plan, PRC agent or overseas entrusted institution.

In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

C.                         Organizational Structure

For information on our organizational structure and a detailed description of the Company’s significant subsidiaries, see Item 4.A. “History and Development of the Company.”

D.                         Property, Plant and Equipment

Our principal executive offices are located in approximately 3,023 square meters of office space used by us at 1/F East Gate, Building No.2, Jian Wai Soho, No.39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China. We also own 1,062 square meters of office space at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, which we have leased to another tenant. We also occupy approximately 2,658 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Chengdu and Guangdong. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.                  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                         Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our total net revenues increased from RMB366.7 million in the fiscal year ended March 31, 2013 to RMB384.7 million in the fiscal year ended March 31, 2014 and then decreased to RMB350.2 million ($56.5 million) in the fiscal year ended March 31, 2015. We had net income of RMB23.2 million in the fiscal year ended March 31, 2013, RMB27.3 million in the fiscal year ended March 31, 2014 and RMB23.1 million ($3.7 million) in the fiscal year ended March 31, 2015.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created or delivered using our testing technologies. Revenues from testing services accounted for 91.6%, 93.3% and 91.1% of our total net revenues in the fiscal years ended March 31, 2013, 2014 and 2015, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and large test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. We are also a distributor and administrator of certain TOEIC exams to our institutional clients in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2011, 2012, 2013, 2014 and 2015.

Number of Exams Delivered  (1)

(1)                          Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2011, 2012, 2013, 2014 and 2015 was 6,907,158, 8,026,639, 8,744,859, 9,411,226 and 8,767,389, respectively.

We also offer targeted test preparation and training solutions for certain professional licensure and certification tests in the securities industries. ATA Online operates online test preparation and training web sites to help candidates across China fulfill their continuing educational requirement after passing their professional licensure and certification tests delivered through our test delivery platform for the SAC and China Futures Association. Revenues from our test preparation and training solutions accounted for 3.1%, 1.5% and 1.6% of our total revenue in the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

As of March 31, 2015, we operated our business and generated our net revenues primarily through our wholly owned subsidiaries in China, ATA Testing and ATA Learning, and our consolidated VIE, ATA Online. Due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders entered into a series of contractual arrangements, through which we effectively controlled and enjoyed the economic benefits of ATA Online. As a result of those contractual arrangements, under U.S. GAAP, we were considered the primary beneficiary of ATA Online. Accordingly, we consolidated ATA Online’s results in our consolidated financial statements for the fiscal year ended March 31, 2015. Since May 2015, we restructured our testing services business into ATA Online for purposes of listing it separately on the New Third Board. In connection therewith, we terminated the abovementioned contractual arrangements. See Item 4.A. “Information on the Company — History and Development of the Company.”

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

•                  the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker; and

•                  our ability to continue to introduce new services and testing platforms and the market success of such services and platforms, such as our HR Select service, distribution and administration of certain test titles, such as mobile device-based Cambridge English Junior Exams, our MTS testing platform and our career-oriented trainings.

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

Net Revenues

We derive revenues from sale of computer-based testing services, test preparation and training solutions, and other products and services. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year ended March 31,
	2013		2014		2015
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except or percentages)
Net Revenues
Testing services	335,791	91.6%	358,837	93.3%	319,055	51,469	91.1%
Test preparation and training solutions	11,343	3.1%	5,949	1.5%	5,711	921	1.6%
Other	19,541	5.3%	19,882	5.2%	25,392	4,096	7.3%
Total net revenues	366,675	100.0%	384,668	100.0%	350,158	56,486	100.0%

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

Demand and pricing for a test is affected by whether a certain profession, career or job position for which the certification, licensure or qualification test is being given is considered desirable by potential test takers. Some industries may experience fluctuations in the number of people attempting to become qualified to participate in the industry, which will depend on the overall health of the relevant industry, changes in average salary levels in the relevant industry, the popularity of certain types of careers and employers, governmental policies that impact the relevant industry, or other factors. For example, we believe our net revenues from tests delivered for the SAC reflect a favorable impact of China’s booming stock market, which has increased demand for qualified securities professionals.

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

ATA Online provides online test preparation and training for professional licensure and certification tests delivered through our testing platform for the SAC and China Futures Association. Revenues from online test preparation and training services are generated by selling online training to end users directly or through distributors on a consignment basis. The online training entitles the end users access to online test preparation and training services during a specified service period, which normally ranges between 90 to 365 days from the activation. Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the online training is activated. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. In November 2011, we entered into a new contract with SAC to deliver online training platform development and maintenance service. Fees from online training platform development and maintenance service are recognized, when collectability is reasonably assured, on a straight-line basis over the contractual period.

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

Since late 2011, the SAC has been in the process of assessing the feasibility to run its online training program internally rather than outsourcing its operation to us. In place of our previous contract under which we operated the online training program on behalf of the SAC, we entered into a new contract with SAC in November 2011 to deliver online training platform development and maintenance services during the assessment period. We received nil in revenues from test preparation services to the SAC in the fiscal year ended March 31, 2015 compared to RMB0.9 million in the fiscal year ended March 31, 2014. We do not expect any further revenue from providing test preparation services to the SAC in the future.

Other Revenues

We derive other revenues from test-based educational services, test content creation services, issuance of certificates delivered to passing candidates, licensing fees paid to us by operators of our ATA authorized test centers, and other fees and services.

Test-based educational services. We offer, and receive fees for, single course programs, degree major course programs and pre-occupational training programs focusing on preparing students to pass IT and other vocational certification tests. We do not expect any further revenue coming from the test-based educational services in future.

Test content creation services. Our test content creation services include the installation of our technology on client testing platforms, the conversion of paper-based test items into computer-based tests items, and other related services. We charge service fees for these test content creation services.

Certificate delivery. Many of our testing services clients charge passing candidates a separate fee to receive a certificate for a test passed. We deliver upon request, and charge a per-certificate fee for, these certificates to these candidates.

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

	For the fiscal year ended March 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	366,675	100.0%	384,668	100.0%	350,158	56,486	100%
Cost of Revenues	188,832	51.5%	188,480	49.0%	172,539	27,833	49.3%
Gross Profit	177,843	48.5%	196,188	51.0%	177,619	28,653	50.7%

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

Royalty Fees

Royalty fees primarily consist of fees paid to IT vendors for the use of their proprietary content in our course programs and our computer-based tests, fees paid to ETS for the distribution right in mainland China for TOEIC exams, and license fees paid to Saville Consulting for its psychometric assessment tests used in our HR Select service. For fees paid to IT vendors, we pay substantially all of these royalty fees under an enrollment model, whereby royalty fees are determined based on the number of students who enroll in the course.

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

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2015. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore it is entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. In July, May and July of 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. Each of ATA Learning, ATA Online and Beijing JDX is currently in the process of renewing its HNTE certificate for another three years. Upon a successful renewal, each of ATA Learning, ATA Online and Beijing JDX should be entitled to a preferential tax rate of 15% retroactively from January 1, 2015. If any of ATA Learning, ATA Online or Beijing JDX is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. In the event ATA Testing, ATA Learning, ATA Online and Beijing JDX are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.” Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), a PRC subsidiary of Xing Wei, is subject to an income tax of 25%.

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

In addition, the EIT Law revokes the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2015, we have not provided for income taxes on other undistributed earnings of RMB131.8 million ($21.3 million) generated by our PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2015, we provided full valuation allowance for their deferred income tax assets after consideration of the schedule reversal of existing deferred income tax liabilities.

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

Basis of Consolidation

Our consolidated financial statements included elsewhere in this annual report include the financial statements of ATA Inc., its subsidiaries and variable interest entity, or VIE. All significant transactions and balances among ATA Inc., its subsidiaries and VIE have been eliminated upon consolidation.

ATA Inc. and its subsidiaries had no legal ownership interest in ATA Online for the fiscal years ended March 31, 2013, 2014 and 2015. As of March 31, 2015, the legal registered capital interests of ATA Online were held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder, chairman and chief executive officer, and Mr. Walter Lin Wang, our co-founder and director, both of whom were also the beneficial owners of the ATA Inc. In April 2015, Mr. Walter Lin Wang transferred all of his equity in ATA Online to Mr. Haichang Xiong, our general counsel. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and powers of attorney (collectively, the “VIE Agreements”) which were entered among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders, we had a controlling financial interest in ATA Online because we had (i) the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online. These contractual agreements were terminated with effect from May 20, 2015. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Accordingly, the financial statements of ATA Online were consolidated in our consolidated financial statements for the fiscal years ended March 31, 2013, 2014 and 2015. All of the equity (net assets) and net income or losses of ATA Online were attributed to us; therefore, non-controlling interest in ATA Online was not presented in our consolidated financial statements.

In order to list ATA Online on the New Third Board, we terminated those contractual arrangements and the 100% equity interest of ATA Online originally held by nominee shareholders were transferred to ATA Learning and Zhongxiao Zhixing pursuant to the agreements dated May 20, 2015.  As a result, ATA Online became a wholly owned subsidiary of the Company.  See the discussion in Note 2(w) of the consolidated financial statements included in this annual report.

Bad Debt Allowance

We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the fiscal years ended March 31, 2013, 2014 and 2015 is as follows:

	For the fiscal year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	30,100,005	35,005,069	4,688,433	756,321
Additions charged to (reversal of) bad debt expense	9,140,062	(3,738,232)	845,965	136,468
Write-off of accounts receivable(1)	(4,234,998)	(26,578,404)	(531,280)	(85,704)
Ending allowance for doubtful accounts	35,005,069	4,688,433	5,003,118	807,085

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

As of March 31, 2015, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB3.9 million ($0.6 million). The amount of the deferred income tax assets considered realizable as of March 31, 2015 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the year ended March 31, 2013, 2014 and 2015, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of our company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2010.

Share-based payment

We measure the cost of employee share options or similar equity instruments based on the grant date fair value of the award and recognize that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification of the terms and conditions of an award of equity instruments, our company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

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

	For the fiscal year ended March 31,
	2013		2014		2015
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Net revenues:
Testing services	335,791	91.6%	358,837	93.3%	319,055	51,469	91.1%
Test preparation and training solutions	11,343	3.1%	5,949	1.5%	5,711	921	1.6%
Other	19,541	5.3%	19,882	5.2%	25,392	4,096	7.3%
Total net revenues	366,675	100.0%	384,668	100.0%	350,158	56,486	100.0%
Cost of revenues	188,832	51.5%	188,480	49.0%	172,539	27,833	49.3%
Gross profit	177,843	48.5%	196,188	51.0%	177,619	28,653	50.7%

Operating expenses:
Research and development	21,846	6.0%	27,673	7.2%	36,837	5,943	10.5%
Sales and marketing	49,394	13.5%	47,259	12.3%	45,186	7,289	12.9%
General and administrative	70,449	19.2%	71,606	18.6%	64,759	10,447	18.5%
Impairment of intangible assets	—	—	12,009	3.1%	310	50	0.1%
Provision for (reversal of) doubtful accounts	9,140	2.5%	(3,738)	(1.0)%	846	136	0.2%
Total operating expenses	150,830	41.2%	154,809	40.2%	147,938	23,865	42.2%
Other operating income	—	—	1,072	0.3%	2,078	335	0.6%
Income from operations	27,013	7.3%	42,451	11.1%	31,759	5,123	9.1%
Share of losses of equity method investments	—	—	—	—	(2,197)	(354)	(0.6)%
Interest income	3,122	0.9%	4,770	1.2%	4,136	667	1.2%
Foreign currency exchange gains(losses), net	77	0.0%	(49)	(0.0)%	(1,067)	(172)	(0.3)%
Earnings before income tax	30,213	8.2%	47,172	12.3%	32,631	5,264	9.4%
Income tax expense	7,005	1.9%	19,895	5.2%	9,575	1,545	2.7%
Net income	23,208	6.3%	27,276	7.1%	23,056	3,719	6.7%

	For the fiscal year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Basic earnings per common share	0.50	0.59	0.49	0.08
Diluted earnings per common share	0.50	0.59	0.49	0.08

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net Revenues

Our total net revenues decreased by RMB34.5 million, or 9.0%, to RMB350.2 million ($56.5 million) in the fiscal year ended March 31, 2015 from RMB384.7 million in the fiscal year ended March 31, 2014, as a result of decreases in net revenues from our testing services.

Testing services. Testing services net revenues decreased by RMB39.8 million, or 11.1%, to RMB319.1 million ($51.5 million) in the fiscal year ended March 31, 2015 from RMB358.8 million in the fiscal year ended March 31, 2014, primarily due to the decreases in the volume of certain exams. Our net revenues from testing services provided to the customs decreased from RMB7.0 million in the fiscal year ended March 31, 2014 to RMB2.2 million ($0.3 million) in the fiscal year ended March 31, 2015. Our net revenues from testing services provided to CBA decreased from RMB67.5 million in the fiscal year ended March 31, 2014 to RMB64.2 million ($10.4 million) in the fiscal year ended March 31, 2015. Our net revenues from testing services provided to the Ministry of Public Security for the National Security Guard Exam decreased from RMB9.7 million in the fiscal year ended March 31, 2014 to RMB5.2 million ($0.8 million) in the fiscal year ended March 31, 2015. Our net revenues from TOEIC and HR Select decreased from RMB109.9 million in the fiscal year ended March 31, 2014 to RMB76.8 million ($12.4 million) in the fiscal year ended March 31, 2015 due to the termination of the exclusive distributor contract between ETS and ATA in February 2014. However, our net revenues from testing services provided to the CICPA increased from RMB61.6 million in the fiscal year ended March 31, 2014 to RMB64.9 million ($10.5 million) in the fiscal year ended March 31, 2015. Our net revenues from TOFEL Junior increased from RMB0.9 million in the fiscal year ended March 31, 2014 to RMB2.6 million ($0.4 million) in the fiscal year ended March 31, 2015.The total number of billable tests delivered decreased to 8,767,389 in the fiscal year ended March 31, 2015 from 9,411,226 in the fiscal year ended March 31, 2014.

Test preparation and training solutions. Our revenues from test preparation and training solutions decreased by RMB0.2 million, or 4.0%, to RMB5.7 million ($0.9 million) in the fiscal year ended March 31, 2015 from RMB5.9 million in the fiscal year ended March 31, 2014.

Other revenues. Other revenues increased by RMB5.5 million, or 27.7%, to RMB25.4 million ($4.1 million) in the fiscal year ended March 31, 2015 from RMB19.9 million in the fiscal year ended March 31, 2014, primarily due to income from renting office space in our previous headquarters building.

Gross Profit

Our gross profit decreased by RMB18.6 million to RMB177.6 million ($28.7 million) in the fiscal year ended March 31, 2015 from RMB196.2 million in the fiscal year ended March 31, 2014. Our gross margin decreased to 50.7% in the fiscal years ended March 31, 2015 from 51.5% in the fiscal years ended March 31, 2014.

Operating Expenses

Our operating expenses decreased by RMB6.9 million, or 4.4%, to RMB147.9 million ($23.9 million) in the fiscal year ended March 31, 2015 from RMB154.8 million in the fiscal year ended March 31, 2014.

General and administrative expenses. Our general and administrative expenses decreased by RMB6.8 million, or 9.6%, to RMB64.8 million ($10.4 million) in the fiscal year ended March 31, 2015 from RMB71.6 million in the fiscal year ended March 31, 2014, primarily due to a decrease in labor and welfare expenses and share-based compensation.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB2.1 million, or 4.4%, to RMB45.2 million ($7.3 million) in the fiscal year ended March 31, 2015 from RMB47.3 million in the fiscal year ended March 31, 2014. Sales and marketing expenses as a percentage of our total net revenues increased to 12.9% in the fiscal year ended March 31, 2015 from 12.3%  in the fiscal year ended March 31, 2014.

Research and development expenses. Our research and development expenses increased by RMB9.1 million, or 33.1%, to RMB36.8 million ($5.9 million) in the fiscal year ended March 31, 2015 from RMB27.7 million in the fiscal year ended March 31, 2014, mainly due to increased expenses for consumer market initiatives in the fiscal year ended March 31, 2015.

Provision for doubtful accounts. Accrual of bad debt expenses was RMB0.8 million ($0.1 million) in the fiscal year ended March 31, 2015 compared to reversal of bad debt expenses of RMB3.7 million in the fiscal year ended March 31, 2014, primarily due to the collection of long aging receivable during the fiscal year ended March 31, 2014.  .

Impairment of intangible assets. Our impairment of intangible assets was RMB0.3 million ($50,033) in the fiscal year ended March 31, 2015 compared to RMB12.0 million in the fiscal year ended March 31, 2014, primarily due to a write off of royalty fee in the amount of RMB12.0 million in the fiscal year ended March 31, 2014 in connection with the termination of our exclusive distributorship agreement with ETS for TOEIC exams in China. For more information, please see Item 4.B. “Business Overview — Our Service Offerings — Testing Development and Delivery Services — Administration of TOEIC exams in China.”

Interest Income

Our interest income decreased to RMB4.1 million ($0.7 million) in the fiscal year ended March 31, 2015 from RMB4.8 million in the fiscal year ended March 31, 2014, primarily due to our decreased cash balance.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange loss of RMB1.1 million ($0.2 million) in the fiscal year ended March 31, 2015, compared with a net loss of RMB0.05 million in the fiscal year ended March 31, 2014. Our net foreign currency exchange loss primarily reflects the effects of devaluation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB9.6 million ($1.5 million) in the fiscal year ended March 31, 2015, compared to RMB19.9 million in the fiscal year ended March 31, 2014. The decrease in our income tax expense was primarily due to payment of withholding income tax of RMB11.3 million in connection with a special dividend distribution from ATA Testing to ATA BVI in the fiscal year ended March 31, 2014.

Net Income

As a result of the above factors, our net income decreased to RMB23.1 million ($3.7 million) in the fiscal year ended March 31, 2015 from net income of RMB27.3 million in the fiscal year ended March 31, 2014.

Our basic earnings per common share and diluted earnings per common share decreased to RMB0.49 ($0.08) and RMB0.49 ($0.08) in the fiscal year ended March 31, 2015 from RMB0.59 and RMB0.59 in the fiscal year ended March 31, 2014.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net Revenues

Our total net revenues increased by RMB18.0 million, or 4.9%, to RMB384.7 million in the fiscal year ended March 31, 2014 from RMB366.7 million in the fiscal year ended March 31, 2013, as a result of increases in net revenues from our testing services.

Testing services. Testing services net revenues increased by RMB23.0 million, or 6.9% to RMB358.8 million in the fiscal year ended March 31, 2014 from RMB335.8 million in the fiscal year ended March 31, 2013, primarily due to a growth of TOEIC and HR Select and an increase in the volume of exams for the CICPA and CBA as well as the National Security Guard Exam. Our net revenues from TOEIC and HR Select increased from RMB88.4 million in the fiscal year ended March 31, 2013 to RMB109.9 million in the fiscal year ended March 31, 2014 due to new HR Select customers gained through greater marketing activities. Our net revenues from testing services provided to the CICPA increased from RMB54.3 million in the fiscal year ended March 31, 2013 to RMB61.6 million in the fiscal year ended March 31, 2014. Our net revenues from testing services provided to CBA increased from RMB60.6 million in the fiscal year ended March 31, 2013 to RMB67.5 million in the fiscal year ended March 31, 2014. Our net revenues from testing services provided to the Ministry of Public Security for the National Security Guard Exam increased from RMB4.1 million in the fiscal year ended March 31, 2013 to RMB9.7 million in the fiscal year ended March 31, 2014. However, our net revenues from testing services provided to the SAC and the China Futures Association (“CFA”) decreased by RMB7.7 million and RMB2.1 million, respectively, in the fiscal year ended March 31, 2014 due to a year-over-year decrease in exam volumes attributable to existing securities professionals’ reduced demand for the test as most of them have already obtained their certifications, leaving incoming candidates to comprise the majority of the test-takers. In addition, our net revenues from testing services provided to the Asset Management Association of China and the Financial Planning Standards Board for the Associate Financial Planner (“AFP”) exam decreased by RMB5.7 million and RMB8.5 million, respectively, in the fiscal year ended March 31, 2014 due to seasonal delay for the fund test managed by the Asset Management Association of China and the decision by the Financial Planning Standards Board to conduct the AFP test internally. The total number of billable tests delivered increased to 9,411,226 in the fiscal year ended March 31, 2014 from 8,744,859 in the fiscal year ended March 31, 2013.

Test preparation and training solutions. Our revenues from test preparation and training solutions decreased by RMB5.4 million, or 47.6%, to RMB5.9 million in the fiscal year ended March 31, 2014 from RMB11.3 million in the fiscal year ended March 31, 2013, primarily as a result of a 88.3% reduction in revenues from online training courses for the SAC due to a change in our contract with SAC under which revenue was recognized from a per training hour basis prior to December 2011 to a fixed annual fee from December 2011 as we stop to operate the online training program on behalf of the SAC, which has decided to run its online training program internally. We do not expect any further revenue from providing test preparation services to the SAC in the future.

Other revenues. Other revenues increased by RMB0.4 million, or 1.7%, to RMB19.9 million in the fiscal year ended March 31, 2014 from RMB19.5 million in the fiscal year ended March 31, 2013, primarily due to a 320.7% increase to 4.5 million for certificate delivery services, partially offset by a 51.2% decrease to RMB3.3 million for test-based education services.

Gross Profit

Our gross profit increased by RMB18.4 million to RMB196.2 million in the fiscal year ended March 31, 2014 from RMB177.8 million in the fiscal year ended March 31, 2013. Our gross margin increased to 51.0% in the fiscal year ended March 31, 2013 from 48.5% in the fiscal year ended March 31, 2013 primarily due to a decrease in average monitoring cost and RMB3.4 million in revenue recognition for royalty fees associated with Microsoft’s use of our Dynamic Simulation Technology.

Operating Expenses

Our operating expenses increased by RMB4.0 million, or 2.6%, to RMB154.8 million in the fiscal year ended March 31, 2014 from RMB150.8 million in the fiscal year ended March 31, 2013, due to increased research and development.

General and administrative expenses. Our general and administrative expenses increased by RMB1.2 million, or 1.6%, to RMB71.6 million in the fiscal year ended March 31, 2014 from RMB70.4 million in the fiscal year ended March 31, 2013, primarily due to an increase in employee bonuses.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB2.1 million, or 4.3%, to RMB47.3 million in the fiscal year ended March 31, 2014 from RMB49.4 million in the fiscal year ended March 31, 2013. Sales and marketing expenses as a percentage of our total net revenues decreased to 12.3% in the fiscal year ended March 31, 2014 from 13.5%  in the fiscal year ended March 31, 2013. This decrease was primarily related to a headcount reduction of sales personnel and restructuring of our branch offices as well as the immediate cessation of all promotional activities for TOEIC exams in China due to the termination of our exclusive distributorship agreement with ETS.

Research and development expenses. Our research and development expenses increased by RMB5.8 million, or 26.7%, to RMB27.7 million in the fiscal year ended March 31, 2014 from RMB21.8 million in the fiscal year ended March 31, 2013, mainly due to a headcount increase in research and development staff to further develop our MTS technology.

Provision for doubtful accounts. Reversal of bad debt expenses of RMB3.7 million in the fiscal year ended March 31, 2014 compared to accrual of bad debt expenses of RMB9.1 million in the fiscal year ended March 31, 2013, primarily due to our cash collection of several long aging accounts.

Impairment of intangible assets. Primarily due to a royalty fee write off of RMB12.0 million due to the termination of our exclusive distributorship agreement with ETS for TOEIC exams in China. For more information, please see Item 4.B. “Business Overview — Our Service Offerings — Testing Development and Delivery Services — Administration of TOEIC exams in China.”

Interest Income

Our interest income increased to RMB4.8 million in the fiscal year ended March 31, 2014 from RMB3.1 million in the fiscal year ended March 31, 2013, primarily due to our increased cash balance and a higher interest rate earned.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange loss of RMB49,200 in the fiscal year ended March 31, 2014, compared with a net gain of RMB77,240 in the fiscal year ended March 31, 2013. Our net foreign currency exchange loss primarily reflects the effects of devaluation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB19.9 million in the fiscal year ended March 31, 2014, compared to RMB7.0 million in the fiscal year ended March 31, 2013. The increase in our income tax expense was primarily due to payment of withholding income tax of RMB11.3 million in connection with a special dividend distribution from ATA Testing to ATA BVI. As of March 31, 2014, we plan to indefinitely reinvest the undistributed earnings of our PRC subsidiaries, including ATA Testing. Therefore, no dividend distribution from our PRC subsidiaries is expected in the foreseeable future.

Net Income

As a result of the above factors, our net income increased to RMB27.3 million in the fiscal year ended March 31, 2014 from net income of RMB23.2 million in the fiscal year ended March 31, 2013.

Our basic earnings per common share and diluted earnings per common share increased to RMB0.59 and RMB0.59 in the fiscal year ended March 31, 2014 from RMB0.50 and RMB0.50 in the fiscal year ended March 31, 2013.

B.                         Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities.

As of March 31, 2015, we had RMB240.3 million ($38.8 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.

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

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2013, 2014 and 2015:

	For the fiscal year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	67,778	37,344	45,852	7,397
Net cash used in investing activities	(7,967)	(13,959)	(52,759)	(8,511)
Net cash used in financing activities	(26,574)	(701)	(63,661)	(10,270)
Effect of foreign exchange rate changes on cash	(375)	(767)	(1,084)	(174)
Net increase (decrease) in cash	32,862	21,917	(71,652)	(11,558)
Cash at beginning of year	257,168	290,030	311,947	50,322
Cash at end of year	290,030	311,947	240,295	38,764

Operating Activities

Net cash provided by operating activities was RMB45.9 million ($7.4 million) in the fiscal year ended March 31, 2015, mainly attributable to cash collection from revenues of RMB385.1 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB121.2 million and cash paid for payroll and other operating expenses of RMB218.0 million.

Net cash provided by operating activities was RMB37.3 million in the fiscal year ended March 31, 2014, mainly attributable to cash collection from revenues of RMB398.3 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB147.1 million and cash paid for payroll and other operating expenses of RMB213.9 million.

Net cash provided by operating activities was RMB67.8 million in the fiscal year ended March 31, 2013, mainly attributable to cash collection from revenues of RMB372.1 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB141.1 million and cash paid for payroll and other operating expenses of RMB163.2 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2015 of RMB52.8 million ($8.5 million) was primarily attributable to capital expenditures for the leasehold improvements and equity investments.

Net cash used in investing activities in the fiscal year ended March 31, 2014 of RMB14.0 million was primarily attributable to the acquisition of Xing Wei.

Net cash used in investing activities in the fiscal year ended March 31, 2013 of RMB8.0 million was primarily attributable to capital expenditures for the construction of the Chengdu test center and purchase of IT infrastructure and security equipment for a data center in Beijing.

Financing Activities

Net cash used in financing activities in the fiscal years ended March 31, 2015 of RMB63.7 million ($10.3 million) was primarily attributable to payment of dividends. On May 30, 2014, we declared a special cash dividend of $0.205 per common share, or $0.41 per ADS. The total amount of cash dividend distributed was $9.5 million, which was paid from cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on June 30, 2014.

Net cash used in financing activities in the fiscal years ended March 31, 2014 was primarily attributable to income tax for net-settlement of vested shares for individual employees.

Net cash used in financing activities in the fiscal years ended March 31, 2013 was primarily attributable to payment of dividends. On August 7, 2012, we declared a special cash dividend of $0.087 per common share, or $0.174 per ADS. The total amount of cash dividend distributed was $4.0 million, which was paid from cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on August 20, 2012. For a discussion of the limitations on the ability of our operating subsidiaries to pay dividends to us, see Item 8.A. “Financial Information — Dividend Policy.”

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the fiscal year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	7,967	4,150	14,836	2,393

Historically, our capital expenditures have been made primarily for the purchase of office space, leasehold improvements, software, computer equipment and servers.

Foreign Currency Exchange

ATA Inc., ATA BVI and Xing Wei’s functional currency is the U.S. dollar. As of March 31, 2015, we had RMB240.3 million ($38.8 million) in cash, including RMB8.1 million ($1.3 million) RMB-denominated bank deposits in Hong Kong held by ATA Inc. The functional currency of our PRC subsidiaries is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. We will implement the provision of ASU 2014-09 as of April 1, 2018. We have not yet determined the impact of the new standard on our current policies for revenue recognition.

C.                         Research and Development, Patents and Licenses, Etc.

Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system design, and test design and conversion. Our research and development team consisted 115 people as of March 31, 2015. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services.  In addition, we are developing upgrades of our key technologies, including our E-testing platform, our HR Select interface and our MTS platform. Our total expenses for research and development were RMB21.8 million, RMB27.7 million and RMB36.8 million ($5.9 million) in the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

D.                         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2012 to March 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                          Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of fiscal year ended March 31, 2015:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	55,351	14,093	19,804	21,454	—
Unconditional purchase Obligation (2)	4,608	3,456	1,152	—	—

(1)         Our operating lease obligations are comprised of our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through May 2020, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)         On August, 11, 2011, we entered into an agreement with a consulting company which granted us a license to market, distribute, sell, promote, demonstrate, supply, and install and support the consulting company’s products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice provided that the termination date shall not be earlier than the fifth anniversary of this agreement unless either party is in breach of this agreement.

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

ITEM 6.                           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                         Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

Name	Age	Position
Kevin Xiaofeng Ma	51	Chairman of the Board of Directors and Chief Executive Officer
Benson Tsang (1)	50	Chief Financial Officer, Principal Financial and Accounting Officer
Andrew Yan	57	Director
Hope Ni	43	Director
Alec Tsui	66	Director
Jianmin Ding	49	Senior Vice President
Alex Tong	52	Vice President of Business Development and Investor Relations
Shuqiu Zhao	43	Vice President

(1) Following the filing with the SEC of this annual report on Form 20-F, Mr. Tsang will resign as our Chief Financial Officer, effective from June 30, 2015. He will remain as an independent consultant to our company advising on our corporate and financial strategy. Following Mr. Tsang’s resignation, Shelly Jiang, our Vice President of Finance since April 2015, will serve as our interim Chief Financial Officer until a successor has been appointed.

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

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds, from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia, respectively, in Washington, DC. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China’s National “Thousand Talents Program” and was a member of its selection committee. He is a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009, and the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, CPMC Holdings Limited, China Resources Land Limited and Cogobuy Group; non-executive director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited, an independent director of BlueFocus Communication Group, TCL Corporation and Sky Solar Holdings Limited (all 11 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ, ChiNext, London or Shanghai Stock Exchanges). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a Master of Arts degree from Princeton University as well as a bachelor’s degree in engineering from the Nanjing Aeronautic Institute in the PRC.

Hope Ni has been an independent director of ATA, Inc. Ms. Ni is an executive director and the chief investment officer of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni is currently the chairman of Inspire Capital. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), JA Solar Holdings Co (NASDAQ: JASO), ATA, Inc. and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times.  In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc.  Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

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

Shelly Jiang will serve as our interim Chief Financial Officer starting from July 1, 2015. Ms. Jiang joined our company in 2004 and has served as our Vice President of Finance since April 2015. From 2002 to 2004, Ms. Jiang served as a project manager in the investment banking department at Yinchuan Economic & Technical Development Zone Investment Holding Co., Ltd. From 1997 to 2002, she served as a senior auditor at Deloitte Touche Tohmatsu. Ms. Jiang possesses the Certified Public Accountant qualification in China. She received a bachelor’s degree in finance from Peking University’s Guanghua Management School and a master’s degree in accounting and finance from Queen Mary University of London’s School of Business and Management.

B.                         Compensation

For the fiscal year ended March 31, 2015, we and our subsidiaries paid aggregate cash compensation of approximately RMB9.0 million ($1.4 million) to our directors and executive officers as a group, and RMB2.8 million ($0.5 million) restricted share was granted to directors and selected executive officers. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of March 31, 2015, 2,690,456 shares were authorized for issuance under the 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan and 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of June 18, 2015, we have granted a total of 3,854,667 share options that are outstanding under such plans, of which 2,385,207 have vested. The contractual term of these options is ten years. As of June 18, 2015, we have also granted 195,000 restricted shares that are unvested and outstanding and 1,486,366 restricted shares that have vested.

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

The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Andrew Yan	330,400	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Hope Ni	50,000	$4.75	January 7, 2008	January 7, 2008	January 6, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Jianmin Ding	303,800	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
Alex Tong	100,000	$3.60	December 29, 2005	September 1, 2005	December 28, 2015
Shuqiu Zhao	23,000	$2.263	April 12, 2005	May 1, 2005	April 11, 2015
	8,000	$3.60	October 1, 2007	July 1, 2007	September 30, 2017
Kevin Xiaofeng Ma	1,469,460	$2.24	February 10, 2015	February 10, 2015	February 9, 2025

Restricted shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	114,314	February 10, 2015	February 10, 2015
Andrew Yan	100,000	May 30, 2011	June 1, 2011
Jianmin Ding	160,000	May 30, 2011	June 1, 2011
	100,000	February 10, 2015	February 10, 2015
Shuqiu Zhao	100,000	May 30, 2011	June 1, 2011
	30,000	February 12, 2009	February 12, 2009
Benson Tsang	60,000	February 16, 2012	February 17, 2012
Hope Ni	60,000	February 16, 2012	February 17, 2012
Alec Tsui	60,000	February 16, 2012	February 17, 2012
Alex Tong	100,000	June 13, 2013	June 13, 2013

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

Terms of Directors

We have a board of four directors divided into class A, class B and class C directors. As of the date of this annual report, the class A director is Kevin Xiaofeng Ma, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class A director Kevin Xiaofeng Ma was re-elected at our 2014 annual general meeting, and our class B director Andrew Yan will retire from office and will be eligible for re-election at our 2015 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D.                         Employees

We had 500, 454 and 443 employees as of March 31, 2013, 2014 and 2015, respectively. As of March 31, 2015, we had 82 employees in sales and marketing, 115 in research and development, 180 in client service and support and 66 in general and administrative functions.

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

E.                         Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 18, 2015 by:

•                  each person known to us to own beneficially more than 5% of our common shares, and

•                  each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Number (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma (3)	5,288,988	11.5%
Jianmin Ding	563,800	1.2%
Andrew Yan	*	*
Benson Tsang	*	*
Shuqiu Zhao	*	*
Hope Ni	*	*
Alec Tsui	*	*
Alex Tong	*	*
Directors and Executive Officers Combined	7,338,502	16.0%
Principal Shareholders:
SB Asia Investment Fund II L.P. (5)	15,147,208	33.0%
HSBC International Trustee Limited (6)	9,988,986	21.8%
Able Knight Development Limited (3)	4,998,988	10.9%
Lijun Mai (7)	4,845,000	10.6%
Xing Wei Institute Inc.(4)	3,400,000	7.4%

*                                         Beneficially owns less than 1% of our common shares.

(1)                                 The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 18, 2015.

(2)                                 Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 18, 2015. The total number of our common shares outstanding as of June 18, 2015 is 45,857,786.

(3)                                 Includes (i) 290,000 common shares held by Kevin Xiaofeng Ma and (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

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

(6)                                  Based on a Schedule 13G filed by HSBC International Trustee Limited on January 21, 2014. Includes 5,098,988 common shares and 2,444,999 American Depositary Shares (representing 4,889,998 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

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

None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 18, 2015, none of our common shares were held by holders of record in the United States. However, 25,219,426 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7.                           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B.                                    Related Party Transactions

Agreements among ATA BVI, ATA Learning and ATA Online

We previously operated most of our business in China through ATA Online, a PRC company that was previously held by PRC citizens and then became a wholly-owned subsidiary of our company in May 2015. We did not own any equity interest in ATA Online before it became our subsidiary in May 2015. Through ATA Learning, our wholly-owned subsidiary in the PRC, we had entered into a series of contractual arrangements with ATA Online and its shareholders, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and powers of attorney.

The following is a summary of certain provisions of these prior agreements. All of these agreements were terminated with effect from May 20, 2015. For more complete information you should read them in their entirety.

Technical support agreement, dated October 27, 2006. Under this prior agreement, ATA Learning provided ATA Online with exclusive technical support services for the maintenance of ATA Online’s servers, networks and other equipment, software and systems. In return, ATA Online paid a quarterly service fee to ATA Learning. The service fee was mutually agreed by both parties, and was determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. In addition, ATA Online reimbursed ATA Learning for out of pocket costs ATA Learning incurred in connection with providing the services.

Strategic consulting service agreement, dated October 27, 2006. Under this prior agreement, ATA Learning provided ATA Online with strategic consulting and related services for ATA Online’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services related to ATA Online’s online test preparation services business. The fees for these services were confirmed by ATA Learning and calculated monthly but paid quarterly based on actual time spent providing the services. In addition, ATA Learning had the right to adjust the fees payable by ATA Online in accordance with its performance.

Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, as amended on July 7, 2009 and as amended on April 13, 2015. To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above and provide additional covenants, ATA Online’s shareholders had pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, ATA Learning could bring a suit against ATA Online in a local PRC court to confirm the debt amount and enforce the pledge by foreclosing on the pledged equity interest. Upon foreclosure, the pledged assets would be sold off by the court in a public auction and the proceeds used to satisfy ATA Online’s outstanding liabilities under the equity pledge agreement. ATA Learning or its designee could also take part in the auction to bid for the pledged assets itself. The purpose of the equity pledges was to act as collateral for ATA Online’s performance under those agreements.

Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007, on July 7, 2009 and on April 13, 2015. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang an interest free loan in the amount of RMB9 million, RMB1 million, RMB1 million and RMB50,000, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case was ten years, which could be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang could only repay the loans by transferring all of their interest in ATA Online to ATA BVI or to a third party designated by ATA BVI.

Call option and cooperation agreement, dated October 27, 2006, as amended and restated on February 12, 2007, as amended on July 7, 2009 and April 13, 2015.  Through the prior call option and cooperation agreement entered into between ATA BVI and ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI had the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable PRC laws and regulations. The proceeds from the exercise of the call option would be applied to repay the loans under the loan agreement described above. Further, without ATA BVI’s prior written consent, ATA Online and its shareholders were prohibited from selling, assigning, mortgaging or otherwise disposing, or creating any encumbrance on, any of ATA Online’s assets or operation or any legal or beneficial interests with respect to its revenues, entering into any transaction which may materially affect ATA Online’s assets, liability, operations, equity or other legal rights, or distributing any dividend to its shareholders.

Power of Attorney, dated March 27, 2013, April 3, 2013 and April 13, 2015. Under these prior agreements, Haichang Xiong and Kevin Xiaofeng Ma, each irrevocably and exclusively appointed and constituted ATA Learning or its designee as his attorney-in-fact to exercise on his behalf any and all rights that he had as the shareholder of ATA Online.

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

Dividend Policy

On May 30, 2014, we declared a special cash dividend of $0.205 per common share, or $0.41 per ADS. The total amount of cash dividend distributed was $9.5 million, which was paid from the cash held by ATA Inc. on July 18, 2014. The dividend was paid to all shareholders of record as of the close of business on June 30, 2014.

On August 7, 2012, we declared a special cash dividend of $0.087 per common share, or $0.174 per ADS. The total amount of cash dividend distributed was $4.0 million, which was paid from the cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on August 20, 2012.

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

ITEM 9.                           THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI.” The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2012	$13.09	$5.49
Fiscal year ended March 31, 2013	$7.45	$3.09
Fiscal year ended March 31, 2014	$6.41	$3.78
Fiscal year ended March 31, 2015	$5.53	$2.50

Quarterly Highs and Lows:
Quarter ended June 30, 2013	$4.80	$3.90
Quarter ended September 30, 2013	$5.40	$4.33
Quarter ended December 31, 2013	$5.00	$3.78
Quarter ended March 31, 2014	$6.41	$3.79
Quarter ended June 30, 2014	$5.53	$3.88
Quarter ended September 30, 2014	$5.22	$3.79
Quarter ended December 31, 2014	$4.80	$2.50
Quarter ended March 31, 2015	$5.00	$3.50

Monthly Highs and Lows:
December 2014	$4.80	$2.50
January 2015	$5.00	$4.03
February 2015	$4.95	$4.03
March 2015	$4.37	$3.50
April 2015	$4.89	$3.89
May 2015	$5.60	$4.33
June 2015 (through June 18, 2015)	$5.92	$4.74

On June 18, 2015, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$5.84 per ADS.

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

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2015, our Chinese subsidiaries allocated RMB26.4 million ($4.3 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2015, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. Following this announcement, the Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.2081 Renminbi per U.S. dollar on June 15, 2015, though there also have been periods when the Renminbi has lost value against the U.S. dollar.

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

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation gain of RMB30,753 ($4,961) which we recognized as a component of comprehensive loss as of March 31, 2015. If the Renminbi against U.S. dollar as of March 31, 2015 had further appreciated by 10% from 6.1422 to 5.5838 as of March 31, 2015, the translation loss would have increased by RMB3.4 million ($0.5 million). Further, we recognized a net foreign currency exchange loss of RMB1.1 million ($0.2 million) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2015 had further appreciated by 10% from 6.1422 to 5.5838 as of March 31, 2015, the foreign currency exchange gain would have increased by RMB4.0 million ($0.6 million).

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 2.6%, 2.6% and 2.0% in the years 2012, 2013 and 2014, respectively. In April 2015, the year-over-year change in China’s consumer price index was 1.5%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

As of March 31, 2014, we had received from our depositary a reimbursement of $0.8 million for professional expenses incurred in connection with the advancement of our ADR and investor relations programs. We did not receive any direct reimbursement from our depositary in the fiscal year ended March 31, 2015.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2015 using criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2015 based on the criteria established in this Internal Control-Integrated Framework (1992).

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2015, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated June 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

June 24, 2015

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

	For the fiscal year ended March 31,
	2014	2015	2015
	RMB	RMB	US$
Audit fees (1)	4,831,999	5,049,838	814,621
Audit-related fees (2)	1,627,450	1,601,524	258,352
Tax fees (3)	302,153	316,007	50,977

(1)                          “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements.

(2)                          “Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2014 and 2015 involve principally the agreed-upon procedures in connection with our quarterly financial information.

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(c) Total Number	(d) Maximum
				of ADSs	Approximate Dollar
	(a) Total			Purchased as Part	Value of ADSs that May
	Number	(b) Average		of	Yet
	of ADSs	Price		Publicly	Be Purchased Under the
Period	Purchased	Paid per ADS(1)		Announced Plan	Plan(1), (2)
August 5 —August 31, 2014	67,919		$4.6742	67,919		$4,682,533
		RMB	(28.9754)		RMB	(29,027,022)
September 1 — September 30, 2014	61,742		$4.5572	61,742		$4,401,162
		RMB	(28.2501)		RMB	(27,282,803)
October 1 — October 31, 2014	27,963		$4.3382	27,963		$4,279,853
		RMB	(26.8925)		RMB	(26,530,809)
November 1 — November 30, 2014	23,721		$3.9697	23,721		$4,185,688
		RMB	(24.6082)		RMB	(25,947,080)
December 1 — December 31, 2014	38,955		$3.6745	38,955		$4,042,548
		RMB	(22.7782)		RMB	(25,059,755)
January 1 — January 31, 2015	85,857		$4.6952	85,857		$3,639,432
		RMB	(29.1055)		RMB	(22,560,839)

(1)	All translations from U.S. dollar to Renminbi were made at a rate of RMB6.1990 to US$1.00, which was the noon buying rate in effect as of March 31, 2015.

(2)

On November 1, 2012, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2013. On January 31, 2013, our board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. In the fiscal year ended March 31, 2014, we repurchased a total of 5,339 ADSs from the open market at an average price of $3.9956 per ADS pursuant to this share repurchase program. On August 5, 2014, we announced a share repurchase plan. Under the Plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through January 31, 2015. As of January 31, 2015, we repurchased a total of 306,157 ADS from the open market at an average price of $4.4440 per ADS pursuant to this share repurchase program.

Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2015.

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Global Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

•                  Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq-listed company to have a board of directors composed of at least a majority of independent directors. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a majority of the board of directors composed of independent directors at this time.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                    FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.                    FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.                    EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	Registration Rights Extension Agreement, dated March 5, 2013, between the Registrant and SB Asia Investment Fund II, L.P.**

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009.**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009.**

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

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Learning (Beijing) Inc., dated March 27, 2013.***

4.15	Power of Attorney by Lin Wang in favor of ATA Learning (Beijing) Inc., dated April 3, 2013.***

4.16	Framework Agreement on Restructuring, May 20, 2015

8.1	List of Subsidiaries.

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG.

23.2	Consent of Jincheng Tongda & Neal Law Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.
**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on September 15, 2009.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 26, 2013.

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

Date: June 24, 2015

S-1

ATA Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2015 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

June 24, 2015

ATA INC.

Consolidated Balance Sheets

		March 31,
	Note	2014	2015	2015
		RMB	RMB	USD
ASSETS	(2)(w)
Current assets:
Cash and cash equivalents (including cash of VIE of RMB33,698,280 and RMB18,397,974 as of March 31, 2014 and 2015, respectively)		311,947,098	240,295,371	38,763,570
Restricted cash		2,700,000	—	—
Accounts receivable, net (including accounts receivable, net of VIE of RMB19,564,392 and RMB23,145,899 as of March 31, 2014 and 2015, respectively)	(3)	68,353,075	48,150,046	7,767,389
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIE of RMB1,455,916 and RMB5,228,560 as of March 31, 2014 and 2015, respectively)	(4)	15,092,674	24,505,249	3,953,097
Total current assets		398,092,847	312,950,666	50,484,056

Equity method investments (including equity method investments of VIE of RMB nil and RMB35,729,848 as of March 31, 2014 and 2015, respectively)	(5)	—	35,729,848	5,763,808
Property and equipment, net (including property and equipment, net of VIE of RMB894,182 and RMB562,021 as of March 31, 2014 and 2015, respectively)	(6)	55,814,182	62,720,375	10,117,821
Goodwill		31,011,902	31,011,902	5,002,727
Intangible assets, net	(7)	1,792,935	943,769	152,245
Other assets (including other assets of VIE of RMB nil and RMB8,171,895 as of March 31, 2014 and 2015, respectively)		4,524,858	11,887,740	1,917,687
Total assets		491,236,724	455,244,300	73,438,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	(2)(w)
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to ATA Inc. of RMB14,280,824 and RMB15,011,489 as of March 31, 2014 and 2015, respectively)	(8)	68,766,143	54,415,425	8,778,097
Deferred revenues (including deferred revenues of VIE without recourse to ATA Inc. of RMB1,308,993 and RMB731,490 as of March 31, 2014 and 2015, respectively)	(9)	8,383,327	21,742,735	3,507,458
Total current liabilities		77,149,470	76,158,160	12,285,555

Deferred revenues	(9)	2,195,382	1,763,732	284,519
Total liabilities		79,344,852	77,921,892	12,570,074
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 46,224,876 and 46,490,940 shares as of March 31, 2014 and 2015, respectively
Outstanding: 45,281,518 and 45,460,582 shares as of March 31, 2014 and 2015, respectively	(13)	3,474,894	3,513,718	566,820
Treasury shares—133,358 and 585,358 common shares as of March 31, 2014 and 2015, respectively, at cost	(13)	(1,029,766)	(8,201,045)	(1,322,963)
Additional paid-in capital		437,964,776	387,502,800	62,510,534
Accumulated other comprehensive loss		(27,145,929)	(27,176,682)	(4,384,043)
Retained earnings (accumulated deficit)		(1,372,103)	21,683,617	3,497,922
Total shareholders’ equity		411,891,872	377,322,408	60,868,270
Commitments and contingencies	(16)
Total liabilities and shareholders’ equity		491,236,724	455,244,300	73,438,344

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income

		Year Ended March 31,
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	USD
Net revenues	(10)	366,675,495	384,668,378	350,157,824	56,486,179
Cost of revenues		188,831,873	188,480,346	172,539,260	27,833,402
Gross profit		177,843,622	196,188,032	177,618,564	28,652,777

Operating expenses:
Research and development		21,846,305	27,673,298	36,836,338	5,942,303
Sales and marketing		49,394,470	47,259,273	45,186,175	7,289,268
General and administrative		70,449,357	71,605,616	64,759,122	10,446,704
Impairment of intangible assets		—	12,009,457	310,153	50,033
Provision for (reversal of) doubtful accounts		9,140,062	(3,738,232)	845,965	136,468
Total operating expenses		150,830,194	154,809,412	147,937,753	23,864,776

Other operating income		—	1,072,453	2,077,500	335,135
Income from operations		27,013,428	42,451,073	31,758,311	5,123,136

Other income:
Share of losses of equity method investments		—	—	(2,196,750)	(354,372)
Interest income		3,122,304	4,770,024	4,136,454	667,278
Foreign currency exchange gains (losses), net		77,240	(49,200)	(1,067,149)	(172,149)
Total other income, net		3,199,544	4,720,824	872,555	140,757

Earnings before income taxes		30,212,972	47,171,897	32,630,866	5,263,893

Income tax expense	(11)	7,004,982	19,895,462	9,575,146	1,544,628
Net income		23,207,990	27,276,435	23,055,720	3,719,265

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes		(374,747)	(766,783)	(30,753)	(4,961)
Comprehensive income		22,833,243	26,509,652	23,024,967	3,714,304

Basic earnings per common share	(18)	0.50	0.59	0.49	0.08
Diluted earnings per common share	(18)	0.50	0.59	0.49	0.08

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares				Accumulated
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	other comprehensive loss	Accumulated deficit	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2012	44,815,626	3,442,803	—	440,832,695	(26,004,399)	(51,856,528)	366,414,571
Net income	—	—	—	—	—	23,207,990	23,207,990
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(374,747)	—	(374,747)
Share-based compensation (Note 12)	—	—	—	12,874,056	—	—	12,874,056
Issuance of common shares with net-settlement of employee individual income tax (Note 12)	316,126	18,257	—	(931,710)	—	—	(913,453)
Repurchase of common shares (Note 13)	(26,440)	—	(329,357)	—	—	—	(329,357)
Special cash dividend (Note 14)	—	—	—	(25,331,341)	—	—	(25,331,341)
Balance as of March 31, 2013	45,105,312	3,461,060	(329,357)	427,443,700	(26,379,146)	(28,648,538)	375,547,719
Net income	—	—	—	—	—	27,276,435	27,276,435
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(766,783)	—	(766,783)
Share-based compensation (Note 12)	—	—	—	10,534,910	—	—	10,534,910
Issuance of common shares with net-settlement of employee individual income tax (Note 12)	186,884	13,834	(567,881)	(13,834)	—	—	(567,881)
Repurchase of common shares (Note 13)	(10,678)	—	(132,528)	—	—	—	(132,528)
Balance as of March 31, 2014	45,281,518	3,474,894	(1,029,766)	437,964,776	(27,145,929)	(1,372,103)	411,891,872
Net income	—	—	—	—	—	23,055,720	23,055,720
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(30,753)	—	(30,753)
Share-based compensation (Note 12)	214,314	—	2,983,072	4,128,244	—	—	7,111,316
Issuance of common shares with net-settlement of employee individual income tax (Note 12)	577,064	38,824	(1,792,215)	3,814,809	—	—	2,061,418
Repurchase of common shares (Note 13)	(612,314)	—	(8,362,136)	—	—	—	(8,362,136)
Special cash dividend (Note 14)	—	—	—	(58,405,029)	—	—	(58,405,029)
Balance as of March 31, 2015	45,460,582	3,513,718	(8,201,045)	387,502,800	(27,176,682)	21,683,617	377,322,408

Balance as of March 31, 2015-USD		566,820	(1,322,963)	62,510,534	(4,384,043)	3,497,922	60,868,270

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD
Cash flows from operating activities:

Net income	23,207,990	27,276,435	23,055,720	3,719,265
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	9,140,062	(3,738,232)	845,965	136,468
Impairment of intangible assets	—	12,009,457	310,153	50,033
Depreciation and amortization	10,617,534	10,754,370	7,583,790	1,223,389
Loss (gain) from disposal of property and equipment	(64,608)	429,642	734	118
Share-based compensation	12,874,056	10,534,910	7,111,316	1,147,171
Deferred income tax expense (benefit)	(3,221,555)	(717,083)	(849,689)	(137,069)
Share of losses of equity method investments	—	—	2,196,750	354,372
Foreign currency exchange loss	—	—	997,149	160,856
Changes in operating assets and liabilities, net of effect of an acquisition:
Restricted cash	—	(2,700,000)	2,700,000	435,554
Accounts receivable	21,589,791	(12,790,125)	19,357,064	3,122,611
Income tax payable	12,564,291	(1,743,871)	(11,258,806)	(1,816,229)
Prepaid expenses and other current assets	786,842	(132,091)	(893,856)	(144,194)
Other assets	1,358,490	(1,539,462)	(7,574,162)	(1,221,836)
Accrued expenses and other payables	(662,767)	(858,078)	(10,657,651)	(1,719,254)
Deferred revenues	(20,412,383)	557,888	12,927,758	2,085,459
Net cash provided by operating activities	67,777,743	37,343,760	45,852,235	7,396,714

Cash flows from investing activities :
Cash paid for property and equipment	(7,966,826)	(4,150,169)	(14,836,069)	(2,393,300)
Cash receipt from property and equipment disposal	—	17,690	30,490	4,919
Payment for XingWei acquisition, net of cash acquired	—	(9,826,706)	—	—
Cash paid for equity method investments	—	—	(37,953,864)	(6,122,578)
Net cash used in investing activities	(7,966,826)	(13,959,185)	(52,759,443)	(8,510,959)

Cash flows from financing activities :
Cash paid for employee individual income tax for net-settlement of vested shares	(913,453)	(567,881)	(853,404)	(137,668)
Cash paid for repurchase of common shares	(329,357)	(132,528)	(8,362,136)	(1,348,949)
Proceeds from exercise of share options	—	—	3,903,952	629,771
Special cash dividend	(25,331,341)	—	(58,349,122)	(9,412,667)
Net cash used in financing activities	(26,574,151)	(700,409)	(63,660,710)	(10,269,513)

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(374,747)	(766,783)	(1,083,809)	(174,836)
Net increase (decrease) in cash	32,862,019	21,917,383	(71,651,727)	(11,558,594)
Cash and cash equivalents at beginning of year	257,167,696	290,029,715	311,947,098	50,322,164
Cash and cash equivalents at end of year	290,029,715	311,947,098	240,295,371	38,763,570

Supplemental disclosures of cash flow information :
Cash paid for income tax	3,920,712	22,590,270	23,104,750	3,727,174
Cash refunded for income tax	(6,258,466)	(233,853)	(1,421,109)	(229,248)
Non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other payables	1,841,182	—	146,126	23,573

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

Revenue concentration

For the years ended March 31, 2013, 2014 and 2015, RMB246.9 million, RMB250.3 million and RMB246.2 million, representing 67.3%, 65.1% and 70.3% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations is affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	%

Securities Association of China	84,244,267	23.0%	64,057,268	16.7%	66,847,350	19.1%
The Chinese Institute of Certified Public Accountants	54,255,662	14.8%	61,654,948	16.0%	64,944,327	18.5%
China Banking Association	60,573,979	16.5%	67,516,046	17.6%	64,169,577	18.3%
Ministry of Human Resources and Social Security	22,747,389	6.2%	29,333,419	7.6%	35,132,028	10.0%

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable, net are as follows:

	March 31,
	2014		2015
	RMB	%	RMB	%
Securities Association of China	17,481,156	25.6%	21,601,986	44.9%

Concentration of cash and cash equivalent balances held at financial institutions

Cash and cash equivalents balances include deposits in:

	March 31,
	2014	2015
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	291,498,542	190,964,354
— Denominated in United Stated Dollars (“USD”)	6,517,884	721

Total cash and cash equivalents balances held at mainland PRC financial institutions	298,016,426	190,965,075

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	12,052,519	43,214,291
— Denominated in Hong Kong Dollar	307,363	33,442
— Denominated in USD	1,570,790	5,973,846
— Denominated in GBP	—	108,717

Total cash balances held at HKSAR financial institutions	13,930,672	49,330,296

Total cash and cash equivalents balances held at financial institutions	311,947,098	240,295,371

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

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the determination of primary beneficiary of VIE, the fair values of assets acquired and liabilities assumed in business combination, the fair values of share-based payments, the plans for indefinite reinvestment of undistributed earnings of the PRC subsidiaries in PRC, the collectability of accounts receivable, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, goodwill and equity method investments, realizable value of inventories and with respect to revenue recognition, the expected service period for course programs and the expected licensing period for perpetual licenses. Actual results could differ from those estimates.

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

For the convenience of the readers, the 2015 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.1990, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2015.

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

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2015.

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

•                         collectability of the fees and/or sales proceeds is reasonably assured.

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

Fees from online training platform development and maintenance service are recognized, when the platform has been delivered, collectability is reasonably assured, and on a straight-line basis over the contractual period.

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

e)              Operating leases

The Group rent out one floor of its own building and recognized the revenue from operating lease on a straight-line basis over the lease term.

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

The test monitoring costs and royalty fees for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB

Test monitoring costs	129,127,028	124,427,159	113,042,449
Royalty fees	15,594,990	14,850,125	4,991,524

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(l)                    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments with original maturity less than three months.

(m)              Restricted cash

Restricted cash is restricted as to usage based on contracts entered into with third parties. The restricted cash balance was RMB 2,700,000 and RMB nil as of March 31, 2014 and 2015.

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

(o)             Equity method investments

The Company applies the equity method to account for an equity interest in an investee over which the Company has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Company’s share of the investee’s results of operations is reported as share of income (losses) of equity method investments in the consolidated statements of comprehensive income.

The Company recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

(p)                 Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives on the straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	5 years
Software	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	the lease terms

ATA INC.
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

(r)                   Impairment of long-lived assets, excluding goodwill

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recognized an impairment loss of intangible assets of RMB nil, RMB 12,009,457 and RMB 310,153 for the years ended March 31, 2013, 2014 and 2015, respectively.

(s)                   Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2013, 2014 and 2015 are allocated to the following expense items:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Cost of revenues	4,898,098	5,375,566	5,597,846
Research and development	4,214,374	4,960,632	5,563,607
Sales and marketing	5,269,923	3,511,656	4,045,878
General and administrative	2,608,307	2,568,027	2,870,561
Total expense due to employee benefit plans	16,990,702	16,415,881	18,077,892

(u)         Earnings per share

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

(v)          Segment reporting

The Group has one operating segment, testing and training services. Substantially all of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(w)       Variable interest entity (“VIE”)

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Online has an ICP license for the provision of ICP services in the PRC. However, no ICP services were provided by ATA Online for the years ended March 31, 2013, 2014 and 2015.

Prior to May 20, 2015, the Group had no legal ownership interest in ATA Online but had control over ATA Online through a series of contractual agreements as further described below.  The legal ownership interests of ATA Online were held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder and chairman and Mr. Walter Lin Wang, the Company’s co-founder and director (the “nominee shareholders”).

In May 2015, the Company decided to list ATA Online on National Equities Exchange and Quotations System in the PRC. In preparation for the listing of ATA Online in the PRC, the contractual arrangements were terminated and entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing on May 20, 2015 at the consideration of RMB10 million determined based on the registered capital of ATA Online. As a result, ATA Online became a wholly equity-owned subsidiary of the Company.  Further, ATA Online is in the process of de-registering its ICP license to be in compliance with PRC regulations.

VIE contractual agreements

A series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and a power of attorney (collectively, the “VIE Agreements”) were entered among ATA BVI, ATA Learning, ATA Online, Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang. These contractual agreements were terminated in May 2015 as aforementioned.

The following is a description of the impact of the VIE Agreements on the Group’s consolidated financial statements during the reporting periods presented.

ATA Online was determined to be a VIE because although Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang were the equity holders of ATA Online, (i) their equity investment of RMB10 million in ATA Online was financed by the Group and (ii) they did not participate in any profit or loss of ATA Online.

Although the Group did not have an equity investment in ATA Online, the Group had other variable interests in ATA Online through, among others, (i) the Group’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang (used by them to finance their equity investment in ATA Online) and other subordinated loans to ATA Online, (ii) the Group’s right, under the loan agreement, to receive all the dividends declared by ATA Online through its equity holders and (iii) the Group’s exclusive purchase option to acquire (or to have the Group’s designee acquire) 100% of the equity interest or assets in ATA Online for a consideration equal to the loans provided by the Group to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, to the extent permitted under PRC law. As a result of these variable interests, the Group had the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Online.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Through the VIE Agreements, the Group had a controlling financial interest in ATA Online because the Group had (i) the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online.

Accordingly, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements for the years ended March 31, 2013, 2014 and 2015. All of the equity (net assets) and net incomes or losses of ATA Online are attributed to the Company; therefore, no non-controlling interest in ATA Online is presented in the Company’s consolidated financial statements.  The termination of the VIE Agreements in May 2015 has no net impact on the Group’s consolidated financial statements and ATA Online continues to be accounted as a wholly-owned subsidiary of the Group.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA BVI lent to ATA Online’s equity holders, Mr. Kevin Xiaofeng Ma, and Mr. Walter Lin Wang, interest free loans in the amount of RMB10 million for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The equity holders of ATA Online can only repay the loans by transferring all of their legal ownership interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. The equity holders of ATA Online are required to pay to ATA BVI all dividend received from ATA Online. The initial terms of the loans are ten years, which may be extended upon the agreement of ATA BVI and ATA Online’s equity holders. The approval of ATA Online is not required for the renewal of the loan agreements nor can ATA Online terminate the loan agreement during the contract term. ATA BVI lent RMB 1 million on October 27, 2006 and RMB 9 million on July 7, 2009. As part of the termination of the VIE Agreement in May, the nominee shareholders will repay the RMB10 million loans to ATA BVI with the RMB10 million proceeds from the transfer of the legal ownership interests in ATA Online to ATA Learning and Zhongxiao Zhixing.

Technical support agreement: ATA Learning has the exclusive right to provide technical support services to ATA Online. The service fees are mutually agreed by both parties, and are determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period. The term of this agreement is ten years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online may not terminate this agreement during its term or upon its expiration. The agreement was entered into on October 27, 2006 with a remaining term of 1.6 years as of March 31, 2015, assuming no renewal of the agreement.

Strategic consulting service agreement: ATA Learning provides ATA Online with strategic consulting and related services to ATA Online. The fees for these services are determined by ATA Learning and calculated monthly based on actual time spent providing the services. ATA Learning has the right to adjust the fees payable by ATA Online in accordance with its performance. The term of this agreement is twenty years, automatically renewable for successive one year terms unless ATA Learning notifies ATA Online of its intention not to renew 30 days before the relevant term expires. ATA Online can only terminate this agreement if ATA Learning fails to perform its obligation under this agreement. The agreement was entered into on October 27, 2006 with a remaining term of 11.6 years as of March 31, 2015, assuming no renewal of the agreement.

For the years ended March 31, 2013, 2014 and 2015, ATA Learning billed RMB 12.6 million, RMB 8.0 million and RMB 18.0 million to ATA Online based on the technical support agreement and strategic consulting service agreement. For the years ended March 31, 2013, 2014 and 2015, RMB 12.6 million, RMB nil and RMB 8.0 million was collected, respectively.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. This agreement will also be binding upon successors of the pledgor and transferees of the pledged equity interest. The term of the pledge is the same as the term of the strategic consulting service agreement. ATA Online may terminate this agreement upon the completion of its contractual obligations under the technical support agreement and the strategic consulting service agreement as described above. As of March 31, 2015, the remaining term of this agreement is 11.6 years, assuming no renewal of the strategic consulting service agreement.

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

The assets and liabilities of ATA Online as of March 31, 2014 and 2015 and the net revenue and net income (loss) and cash flows for the years ended March 31, 2013, 2014 and 2015 are as follows:

	March 31,
	2014	2015
	RMB	RMB

Cash	33,698,280	18,397,974
Accounts receivable, net	19,564,392	23,145,899
Prepayment and other current assets	1,455,916	5,228,560
Amounts due from related parties	3,815,811	25,159
Total current assets	58,534,399	46,797,592
Equity method investments	—	35,729,848
Property and equipment, net	894,182	562,021
Other assets	—	8,171,895
Total assets	59,428,581	91,261,356

Accrued expenses and other payables	14,280,824	15,011,489
Amounts due to related parties	9,708,450	19,436,997
Deferred revenue	1,308,993	731,490
Total current liabilities and total liabilities	25,298,267	35,179,976

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB

Net revenue	24,960,260	100,204,186	154,454,044
Net income (loss)	(10,495,582)	13,224,130	21,951,065

	Year ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(13,227,174)	21,829,320	22,655,696
Net cash used in investing activities	(1,128,140)	(249,904)	(37,956,001)
Net cash used in financing activities	—	—	—

Amounts due from related parties’ represent the amount due from ATA BVI, ATA Learning and ATA Testing, which are eliminated on consolidation.

Amounts due to related parties represent the amount due to ATA BVI, ATA Learning and ATA Testing, which are eliminated on consolidation.

All of the assets of ATA Online can be used only to settle obligations of ATA Online. None of the assets of ATA Online has been pledged or collateralized. The creditors of ATA Online do not have recourse to the general credit of ATA BVI or the Company.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(x)         Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Company will implement the provision of ASU 2014-09 as of April 1, 2018. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

(3)         ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2014	2015
	RMB	RMB
Accounts receivable	73,041,508	53,153,164
Less: allowance for doubtful accounts	(4,688,433)	(5,003,118)
Accounts receivable, net	68,353,075	48,150,046

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2013, 2014 and 2015 is as follows:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	30,100,005	35,005,069	4,688,433
Additions charged to (reversal of) provision for doubtful accounts	9,140,062	(3,738,232)	845,965
Write-off of accounts receivable	(4,234,998)	(26,578,404)	(531,280)
Ending allowance for doubtful accounts	35,005,069	4,688,433	5,003,118

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(4)         PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2014	2015
	RMB	RMB
Income tax receivable	429,642	7,876,523
Deferred income tax assets (note 10)	8,429,138	9,490,107
Advances to employees	1,134,415	1,432,927
Other current assets	5,099,479	5,705,692
Total prepaid expenses and other current assets	15,092,674	24,505,249

(5)         EQUITY METHOD INVESTMENTS

In August 2014, ATA Online made a 45% equity interest investment to establish Beijing Zhishang Education Technology Ltd. (“Zhishang”), an online professional training provider based in the PRC, by paying cash of RMB 13,500,000. The other shareholder of Zhishang is New Oriental Education & Technology Group. ATA online accounted for the investment under the equity method. As of March 31, 2015, the carrying value of the investment was RMB 12,396,725. ATA online recognized its share of loss from this equity investment of RMB 1,103,275 for the year ended March 31, 2015.

In December 2014, ATA Online made a 33% equity interest investment in Master Mind Education Company (“Master Mind”), a digital service provider for K-12 after-school tutoring institute based in the PRC, by paying cash of RMB 18,453,864 in December 2014, and RMB 12,302,000 in June 2015. Pursuant to the investment agreement, should Master Mind’s net revenue in the year ending March 31, 2017 is less than or equal to RMB 157,000,000, 236,000,000 or 315,000,000, the Company’s equity interest in Master Mind will increase by 18%, 12% and 6% respectively without consideration by way of other shareholders’ contribution to the Company ratably. The Company accounted for its 33% equity interest in Master Mind under the equity method, and based on its assessment of Master Mind’s future financial performance, has determined that it is not likely that the Company will receive additional equity interest in Master Mind under the agreement with the other shareholders. As of March 31, 2015, the carrying value of the investment was RMB 17,543,789. The Company recognized its share of loss from this equity investment of RMB 882,809 for the year ended March 31, 2015.

In January 2015, ATA Online made a 20% equity interest investment in Beijing Satech Internet Educational Technology Ltd. (“Satech”), an online SAT learning platform provider based in the PRC, by paying cash of RMB 6,000,000. Pursuant to the investment agreement with Satech, should Satech’s net revenue in the year ending March 31, 2017 is less than or equal to RMB 55,000,000, the Company’s equity interest in Satech will increase by 31% without consideration by the way of other shareholders’ contribution to the Company ratably.  The Company accounted for its 20% equity interest in Satech under the equity method, and based on its assessment of Satech’s future financial performance, has determined that it is not likely that the Company will receive additional equity interest in Satech under the agreement with the other shareholders. As of March 31, 2015, the carrying value of the investment was RMB 5,789,334. The Company recognized its share of loss from this equity investment of RMB 210,666 for the year ended March 31, 2015.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(6)         PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2014	2015
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	25,831,772	26,720,083
Furniture, fixtures and office equipment	337,442	2,312,815
Software	13,676,153	15,473,639
Motor vehicles	2,277,113	2,277,113
Leasehold improvements	6,792,895	15,514,264
	101,964,588	115,347,127
Less: accumulated depreciation and amortization	(46,150,406)	(52,626,752)
Property and equipment, net	55,814,182	62,720,375

Total depreciation expense recognized for the years ended March 31, 2013, 2014 and 2015 is allocated to the following expense items:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB

Cost of revenues	1,746,736	1,774,066	2,218,458
Research and development	876,166	727,821	199,886
Sales and marketing	726,239	460,870	464,404
General and administrative	4,754,001	4,863,051	4,162,029
Total depreciation expense	8,103,142	7,825,808	7,044,777

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(7)         INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of March 31, 2014 and 2015.

	March 31, 2014
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
ETS TOEIC license	24,126,706	(12,117,249)	(12,009,457)	—	10
Customer relationships	1,300,000	(550,833)	—	749,167	12
Training platform	422,700	(35,225)	—	387,475	5
Contracts in progress (i)	1,225,380	(569,087)	—	656,293	—
Total intangible assets	27,074,786	(13,272,394)	(12,009,457)	1,792,935

	March 31, 2015
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(659,166)	—	640,834	12
Training platform	422,700	(119,765)	—	302,935	5
Contracts in progress (i)	1,225,380	(915,227)	(310,153)	—	—
Total intangible assets	2,948,080	(1,694,158)	(310,153)	943,769

(i)  Contracts in progress of RMB 569,087 and RMB 346,140 recognized at the acquisition date was deducted from the billing upon completion of certain contracts as of March 31, 2014 and 2015. The Company recognized an impairment charge of RMB 310,153 upon the cancellation of certain contracts during the year ended March 31, 2015.

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

Amortization expenses for intangible assets recognized as cost of revenues were RMB 2,514,392, RMB 2,359,475 and RMB 192,873 for the years ended March 31, 2013, 2014 and 2015, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

As of March 31, 2015, the estimated amortization expense for the next five years is as follows:

March 31
RMB
2016	192,873
2017	192,873
2018	192,873
2019	157,648
2020	108,333

(8)         ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2014	2015
	RMB	RMB
Business tax, value-added tax and other taxes payable	8,556,910	4,377,930
Accrued payroll and welfare	19,379,016	13,748,579
Accrued test monitoring fees	14,183,667	12,235,005
Accrued certificates costs	2,702,086	3,982,958
Royalty fees payable	2,622,744	1,409,520
Income taxes payable	7,488,629	3,676,704
Other current liabilities	13,833,091	14,984,729
Total accrued expenses and other payables	68,766,143	54,415,425

Other current liabilities as of March 31, 2014 and 2015 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses, none of which individually exceed 5% of total accrued expenses and other payables.

(9)         DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31,
	2014	2015
	RMB	RMB
Testing services	4,704,072	19,223,983
Test preparation and training solutions	1,210,307	578,640
Other revenue — test-based education services	327,735	295,135
Other revenue — licensing fees from authorized test centers	3,036,530	2,425,333
Other revenue — others	1,300,065	983,376
Total deferred revenues	10,578,709	23,506,467

Representing:
Current deferred revenues	8,383,327	21,742,735
Non-current deferred revenues	2,195,382	1,763,732

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(10)          NET REVENUES

The components of net revenues for the years ended March 31, 2013, 2014 and 2015 are as follows:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Testing services	335,790,689	358,837,352	319,055,019
Test preparation and training solutions	11,343,066	5,949,183	5,710,827
Other revenue	19,541,740	19,881,843	25,391,978
Net revenues	366,675,495	384,668,378	350,157,824

Other revenue primarily includes test-based educational services, licensing fees from authorized test centers, test development services, test certificate services, test administration software product sales and operating lease income. The net revenues from test-based educational services are RMB 6,778,429, RMB 3,309,944 and RMB 273,187 for the years ended March 31, 2013, 2014 and 2015, respectively. The net revenues from product sales are RMB 1,095,370, RMB 569,579 and RMB 1,252,673 for the years ended March 31, 2013, 2014 and 2015, respectively.

(11)          INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2015. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing received approval from the tax authority on its reapplication as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. ATA Testing’s applicable income tax rate from January 1, 2017 onwards is 25%.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In December 2009, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities that they qualified as HNTEs. The certificates entitled them to the preferential income tax rate of 15% effectively retroactively from January 1, 2009 to December 31, 2011. In May and July 2012, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. As of March 31, 2015, ATA Online met all the requirement of HNTE re-application. The Company believes that ATA Online will be granted as an HNTE which will entitle it to the preferential income tax rate of 15% effective from January 1, 2015 to December 31, 2017. As of March 31, 2015, ATA Learning and Beijing JDX’s applicable income tax rate from January 1, 2015 onwards is 25%, ATA Online’s applicable income tax rate from January 1, 2018 onward is 25%.

Zhi Xing, a PRC subsidiary of Xing Wei, is subject to an income tax rate of 25%.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. During the year ended March 31, 2014 and as a result of management’s reassessment of the Company’s operating funding needs and future development initiatives, the Company revised the amount of undistributed earnings to be indefinitely reinvested in its PRC consolidated entities to RMB 89,611,563 as of March 31, 2014. A RMB 113,000,000 dividend distribution was made during the year ended March 31, 2014 to the holding company, for which dividend withholding tax of RMB 11,300,000 was recognized and paid during the year ended March 31, 2014. The unrecognized deferred income tax liabilities as of March 31, 2014 related to the undistributed earnings of the Company’s PRC consolidated entities was RMB 8,961,156. As of March 31, 2015, the Company has not provided for income taxes on earnings of RMB 133,856,064 generated by its PRC consolidated entities since January 1, 2008 as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 13,385,606.

The earnings before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(19,373,510)	(18,615,565)	(15,524,612)
PRC	49,586,482	65,782,659	48,142,932
Hong Kong	—	4,803	12,546
Earnings before income taxes	30,212,972	47,171,897	32,630,866

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income consists of the following:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
PRC
Current expense	10,226,537	9,312,545	10,424,835
Deferred expense (benefit)	(3,221,555)	(717,083)	(849,689)
Dividend withholding tax	—	11,300,000	—
Total income tax expense	7,004,982	19,895,462	9,575,146

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2013, 2014 and 2015 to earnings before income taxes due to the following:

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Computed “expected” income tax expense	7,553,243	11,792,976	8,157,716
Increase (decrease) in valuation allowance	(735,773)	737,572	1,307,368
Preferential income tax rate	(7,069,673)	(6,208,364)	(4,922,088)
Entities not subject to income tax	1,624,864	2,018,962	2,100,188
Non-deductible expenses
Entertainment	1,213,569	972,624	1,225,250
Share-based compensation	3,218,514	2,633,728	1,777,829
Bad debt loss	1,058,750	462,751	1,383,597
Impairment of ETS TOEIC license	—	3,002,364	—
Changes in tax rates	429,667	—	—
Tax rate differential	1,977,043	(4,213,407)	5,629,196
Dividend withholding tax	—	11,300,000	—
Additional deduction of research and development costs	(2,309,671)	(2,805,937)	(8,489,742)
Other	44,449	202,193	1,405,832
Actual income tax expense	7,004,982	19,895,462	9,575,146

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2014	2015
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	4,644,352	10,228,873
Share of loss of equity method investments		164,021
Property and equipment, net	1,494,298	1,091,914
Allowance for doubtful accounts	1,172,108	—
Write-down of inventories	24,237	—
Accrued expenses and other payables	5,572,175	3,375,252
Total gross deferred income tax assets	12,907,170	14,860,060
Less: valuation allowance	(2,575,187)	(3,882,555)
Net deferred income tax assets	10,331,983	10,977,505
Deferred income tax liabilities:
Customer relationships	179,202	160,243
Training platform	96,869	75,734
Contract in progress	164,073	—
Total gross deferred income tax liabilities	440,144	235,977
Net deferred income tax assets	9,891,839	10,741,528

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	March 31,
	2014	2015
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	8,429,138	9,490,107
Non-current deferred income tax assets, included in other assets	1,462,701	1,251,421
Net deferred income tax assets	9,891,839	10,741,528

The movements of the valuation allowance are as follows:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB

Balance at the beginning of the year	1,657,524	921,751	2,575,187
Additions from Xing Wei Group acquisition	—	915,864	—
Additions of valuation allowance excluding acquisition	—	737,572	1,307,368
Reduction of valuation allowance	(735,773)	—	—
Balance at the end of the year	921,751	2,575,187	3,882,555

As of March 31, 2015, the valuation allowance of RMB 3,882,555 was mainly related to the deferred income tax assets of PRC entities at cumulative losses. As of March 31, 2015, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2015 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2015, the Group had tax loss carry forwards for PRC income tax purpose of RMB 58,324,053, of which RMB 2,564,040, RMB nil, RMB nil, RMB 4,996,057, RMB 4,907,578 and RMB 45,856,378 will expire if unused by December 31, 2015, 2016, 2017, 2018, 2019 and 2020, respectively.

For the years ended March 31, 2013, 2014 and 2015, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2010.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(12)          SHARE BASED COMPENSATION

2005 Share incentive plan

In April 2005, the Company adopted a share incentive plan (the “2005 Plan”), pursuant to which the Company is authorized to issue options to officers, employees, directors and consultants of the Group to purchase up to 2,894,000 of its common shares. In October 2007, the Company’s board of directors approved an increase in the number of shares reserved for issuance under the 2005 Plan to 3,310,300 shares. The 2005 Plan expired in April 2015. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2005 Plan).

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2015, 2,690,456 shares were reserved for issuance under the 2008 Plan.

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

In October 2013, 1,469,460 share options were granted to an officer, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vesting evenly over the following three years. The exercise price of these options is USD2.50 per common share. In October 2014, the remaining 75% share options were forfeited upon the officer’s resignation.  The expense of RMB 4,014,513 related to the unvested share options recognized previously was reversed.

In February 2015, 1,469,460 share options were granted to an officer, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vest evenly over the following three years. The exercise price of these options is USD2.24 per common share.

In February 2015, 100,000 and 114,314 common shares of the Company were granted to two officers respectively, using the Company’s treasury shares. These common shares were immediately vested on grant date. The fair value of the common shares on the grant date of RMB 2,831,396 was recognized as “general and administrative expense” for the year ended March 31, 2015. The difference between the cost of the treasury shares repurchased of RMB 2,983,072 and the fair value of the common shares on grant date of RMB 151,676 was recognized as a reduction of additional paid-in capital.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

A summary of the shares options activities for the years ended March 31, 2013, 2014 and 2015 is presented below:

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	years	USD
Outstanding as of March 31, 2012	2,788,342	2.85
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(41,000)	3.60
Outstanding as of March 31, 2013	2,747,342	2.84
Granted	1,469,460	2.50
Exercised	—	—
Forfeited	—	—
Expired	(2,135)	2.69
Outstanding as of March 31, 2014	4,214,667	2.72
Granted	1,469,460	2.24
Exercised	(300,000)	2.12
Forfeited	(1,102,095)	2.50
Expired	(396,365)	2.58
Outstanding as of March 31, 2015	3,885,667	2.66
Vested and expected to vest as of March 31, 2015	3,885,667	2.66	4.13	Nil
Exercisable as of March 31, 2015	2,416,207	2.92	0.62	Nil

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2015, was determined based on the closing price of the Company’s common shares on March 31, 2015.

The total intrinsic value of options exercised in the years ended March 31, 2015 is USD 46,500.

Information relating to options outstanding and exercisable as of March 31, 2015 is as follows:

Options outstanding as of March 31, 2015			Options exercisable as of March 31, 2015
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
1,312,600	2.26	0.1	1,312,600	2.26	0.1
665,000	3.60	0.7	665,000	3.60	0.7
250,000	3.60	1.6	250,000	3.60	1.6
81,000	3.60	2.7	81,000	3.60	2.7
100,000	4.75	2.5	100,000	4.75	2.5
7,607	2.69	3.9	7,607	2.69	3.9
1,469,460	2.24	9.9	—	2.24	9.9
3,885,667	2.66	4.13	2,416,207	2.92	0.62

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The Company calculated the fair value of the share options on the grant date using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended March 31,
	2013	2014	2015

Expected dividend yield	—	0%	0%
Expected volatility	—	75%	71%
Expected term	—	6.25	6.25
Risk-free interest rate (per annum)	—	1.77%	1.70%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense for share options of RMB 306,659, RMB 3,946,384 and RMB 984,595 was included in general and administrative expense for the years ended March 31, 2013, 2014 and 2015.

As of March 31, 2015, RMB 12,003,533 of total unrecognized compensation expense related to nonvested share options is expected to be recognized over a weighted average period of approximately 3.90 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Nonvested shares

A summary of the nonvested shares activities for the years ended March 31, 2013, 2014 and 2015 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2012	1,146,750	4.788
Granted	100,000	2.015
Vested	(334,250)	(4.348)
Forfeited	(17,500)	1.904
Outstanding at March 31, 2013	895,000	4.633
Granted	280,000	2.145
Vested	(265,000)	4.963
Forfeited	(100,000)	2.015
Outstanding at March 31, 2014	810,000	3.989
Granted	—	—
Vested	(335,000)	4.380
Forfeited	(30,000)	2.145
Outstanding at March 31, 2015	445,000	3.819

The total fair value of shares vested during the years ended March 31, 2013, 2014 and 2015, was USD 829,077, USD 560,975 and USD 821,250 respectively.

In accordance with the share incentive agreement with the employees, upon the vesting of the nonvested shares, the Company may elect to repurchase certain number of vested shares at the fair market price, with the payment due employees withheld to meet the relevant minimum tax withholding requirements. For the years ended March 31, 2013, 2014 and 2015, the Company reacquired 44,564, 51,676 and 54,000 vested shares upon the vesting of the nonvested shares for a consideration of RMB 913,453, RMB 567,881 and RMB 853,404 respectively to satisfy the minimum tax withholding obligation.

Compensation expense recognized for nonvested shares for the years ended March 31, 2013, 2014 and 2015 is allocated to the following expense items:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Cost of revenues	21,813	228,854	164,741
Research and development	308,577	336,869	179,186
Sales and marketing	702,683	454,503	295,519
General and administrative	10,239,490	5,568,300	5,487,275
Total share based compensation expense	11,272,563	6,588,526	6,126,721

As of March 31, 2015, RMB 1,389,270 of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 1.54 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(13)       COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD5 million worth of its issued and outstanding American Depository Shares (“ADS”) in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. The Company’s board of directors approved a share repurchase program on August 5, 2014 to repurchase up to USD5 million worth of its issued and outstanding ADSs in open-market through January 31, 2015. For the years ended March 31, 2013, 2014 and 2015, the Company repurchased 26,440, 10,678 and 612,314 common shares at a repurchase price of RMB 329,357, RMB132,528 and RMB 8,362,136, respectively.

(14)       SPECIAL CASH DIVIDENDS

On August 7, 2012, the Company’s board of directors declared a special cash dividend of USD0.087 per common share, or USD0.174 per ADS. The total amount of cash distributed in the dividend was USD4.0 million (RMB 25,331,341) and was paid from the cash held by ATA Inc. in September 2012.

On May 30, 2014, the Company’s board of directors declared a special cash dividend of USD0.205 per common share, or USD0.41 per ADS. The total amount of cash distributed in the dividend was USD9.5 million (RMB 58,349,122) and was paid by cash in July 2014.

(15)       STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2014 and 2015, the PRC consolidated entities had appropriated RMB 20,648,182 and RMB 26,389,274, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(16)       COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of nineteen months to six years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2015 are:

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Minimum
Lease Payments Amount
RMB
Year ended March 31:
2016	14,092,657
2017	9,688,776
2018	10,115,305
2019	10,467,905
2020	10,986,576
Thereafter	—
55,351,219

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2013, 2014 and 2015 were RMB 6,517,907, RMB 7,848,918 and RMB 14,096,009 respectively.

(b) Purchase commitments

On August, 11, 2011, the Group entered into an agreement with a vender granting the Group a license to distribute the vendor’s test related products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice subject only that the earliest termination date may not be before the fifth anniversary of this agreement unless either party is in breach of this agreement. The future minimum payments under the non-cancelable purchase agreement as of March 31, 2015 are:

Required Payments Amount
RMB
Year ended March 31:
2016	3,456,000
2017	1,152,000
4,608,000

License fee for the non-cancelable purchase agreement for the year ended March 31, 2013, 2014 and 2015 were RMB 2,897,395, RMB 2,820,414 and RMB 2,282,288 respectively.

(17)       OPERATING LEASES

The Group leased one floor of its building on March 1, 2014. The operating lease term is six years and will expire on February 29, 2020.

Minimum rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Lease

	March 31, 2014	March 31, 2015
	RMB	RMB
Building	26,251,157	26,251,157
Less: Accumulated depreciation	(4,156,433)	(5,038,472)
	22,094,724	21,212,685

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Rentals under Operating Lease

Future minimum rentals under non-cancelable operating lease as of March 31, 2015 are:

Minimum
Rentals Amount
RMB
Year ended March 31:
2016	3,308,825
2017	3,475,825
2018	3,647,360
2019	3,830,195
2020	3,663,927
Thereafter	—
17,926,132

(18)       EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share are calculated as follows:

	Year Ended March 31,
	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net earnings	23,207,990	27,276,435	23,055,720
Less: Dividends paid to participating securities	(525,049)	—	(693,728)
Net earnings attributable to participating securities	—	(509,201)	—
Net earnings available to common shareholders	22,682,941	26,767,234	22,361,992
Denominator:
Denominator for basic earnings per share:
Weighted average common shares outstanding	44,967,823	45,227,159	45,597,580
Plus: Incremental shares issuable upon exercise of share options	147,794	4,396	—
Denominator for diluted earnings per share	45,115,617	45,231,555	45,597,580
Basic earnings per common share	0.50	0.59	0.49
Diluted earnings per common share	0.50	0.59	0.49

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings per share for the years ended March 31, 2013, 2014 and 2015, because their effect is anti-dilutive:

	Year ended March 31,
	2013	2014	2015
Shares issuable under share options	1,134,742	3,914,667	3,885,667

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(19)              ACQUISITION

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

Acquisition related costs of RMB 676,237 were included in the general and administration expenses in the Company’s consolidated statement of comprehensive income for the year ended March 31, 2014.

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
19,612,120

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The goodwill represents the workforce of the acquired business and synergies expected to arise after the Company’s acquisition of Xing Wei Group and expanding the product offering of testing services. All of the goodwill was assigned to the enterprise level. The goodwill is not expected to be deductible for income tax purpose.

(20)           ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,
	2014	2015	2015
	RMB	RMB	USD
Cash	9,327,438	8,204,099	1,323,455
Prepaid expenses and other current assets	174,575	184,266	29,725
Investments in subsidiaries	403,522,684	370,397,418	59,751,156
Total assets	413,024,697	378,785,783	61,104,336

Accrued expenses and other current liabilities	1,132,825	1,463,375	236,066
Total liabilities	1,132,825	1,463,375	236,066

Common shares	3,474,894	3,513,718	566,820
Treasury shares	(1,029,766)	(8,201,045)	(1,322,963)
Additional paid in capital	437,964,776	387,502,800	62,510,534
Accumulated other comprehensive loss	(27,145,929)	(27,176,682)	(4,384,043)
Retained earnings (accumulated deficit)	(1,372,103)	21,683,617	3,497,922
Total shareholders’ equity	411,891,872	377,322,408	60,868,270
Total liabilities and shareholders’ equity	413,024,697	378,785,783	61,104,336

Condensed Statements of Comprehensive Income

	Year Ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD

Operating expenses	(7,567,474)	(5,415,249)	(4,612,306)	(744,040)
Investment income	30,685,632	32,612,787	27,609,211	4,453,817
Interest income	112,656	40,889	144,869	23,370
Foreign currency exchange gains (losses), net	(22,824)	38,008	(86,054)	(13,882)
Earnings before income taxes	23,207,990	27,276,435	23,055,720	3,719,265
Income tax expense	—	—	—	—
Net income	23,207,990	27,276,435	23,055,720	3,719,265
Foreign currency translation adjustment, net of nil income taxes	(374,747)	(766,783)	(30,753)	(4,961)
Comprehensive income	22,833,243	26,509,652	23,024,967	3,714,304

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Year Ended March 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	USD
Net cash used in operating activities	(6,675,424)	(4,994,557)	(4,304,976)	(694,463)
Cash flows from investing activities :
Collection from (payment to) subsidiaries	26,836,132	(6,911,210)	7,670,574	1,237,389
Payment for XingWei acquisition	—	(19,612,120)	—	—
Net cash provided by investing activities	26,836,132	(26,523,330)	7,670,574	1,237,389

Cash flows from financing activities :
Proceeds from exercise of share options	—	—	—	—
Cash paid for employee individual income tax of net-settlement of vested shares	(913,453)	—	—	—
Cash paid for repurchase of common shares	(329,357)	(132,528)	(8,362,136)	(1,348,949)
Proceeds from exercise of share options	—	—	3,903,952	629,771
Special cash dividend	(25,331,341)	—	—	—
Net cash used in financing activities	(26,574,151)	(132,528)	(4,458,184)	(719,178)

Effect of foreign exchange rate changes on cash	(374,747)	(766,783)	(30,753)	(4,961)
Net decrease in cash	(6,788,190)	(32,417,198)	(1,123,339)	(181,213)
Cash at beginning of year	48,532,826	41,744,636	9,327,438	1,504,668
Cash at end of year	41,744,636	9,327,438	8,204,099	1,323,455