Form 20-F
period 2016-03-31
ATA Inc.
filed 2016-06-24
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Shelly Jiang

Interim Chief Financial Officer

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

45,854,348 common shares.

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income for the fiscal years ended March 31, 2014, 2015 and 2016 and audited consolidated balance sheets as of March 31, 2015 and 2016. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”

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

•              competition in the computer-based testing, educational services and online education markets; and

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2014, 2015 and 2016 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. Our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2012 and 2013 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statement of Comprehensive Income Data:
Net Revenues
Testing services	290,881	335,791	358,837	319,055	384,800	59,677
Online education services	26,996	11,343	5,949	5,711	4,897	759
Other	34,208	19,541	19,882	25,392	27,443	4,257
Total net revenues	352,085	366,675	384,668	350,158	417,140	64,693
Gross profit	193,267	177,844	196,188	177,619	209,123	32,432
Total operating expenses	128,781	150,830	154,809	147,938	157,388	24,409
Income from operations	64,486	27,013	41,379	31,758	51,735	8,023
Share of net loss of equity method investments	—	—	—	(2,197)	(8,829)	(1,369)
Income tax expense	(14,339)	(7,005)	(19,895)	(9,575)	(18,922)	(2,935)
Net income	55,841	23,208	27,276	23,056	26,051	4,040

	For the fiscal year ended March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
Basic earnings per common share	1.22	0.50	0.59	0.49	0.57	0.09
Diluted earnings per common share	1.19	0.50	0.59	0.49	0.57	0.09
Basic earnings per ADS (1)	2.44	1.00	1.18	0.98	1.14	0.18
Diluted earnings per ADS (1)	2.38	1.00	1.18	0.98	1.14	0.18
Dividends declared per common share	1.393	0.554	—	1.260	—	—
Weighted average common shares outstanding
Basic	44,713,418	44,967,823	45,227,159	45,597,580	45,635,186
Diluted	45,664,887	45,115,617	45,231,555	45,597,580	45,635,186

(1)             Each ADS represents two common shares.

	As of March 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	257,168	290,030	311,947	240,295	247,668	38,410
Restricted cash	—	—	2,700	—	—	—
Accounts receivable, net	81,845	51,115	68,353	48,150	50,552	7,840
Total current assets	355,069	354,770	398,093	312,951	320,152	49,651
Long term investments	—	—	—	35,730	50,686	7,861
Total assets	460,720	457,818	491,237	455,244	470,461	72,962
Deferred revenues, current	27,333	7,377	8,383	21,743	16,612	2,576
Total current liabilities	91,066	79,568	77,149	76,158	74,352	11,531
Total liabilities	94,305	82,271	79,345	77,922	76,231	11,822
Retained earnings (accumulated deficit)	(51,857)	(28,649)	(1,372)	21,684	47,735	7,403
Common shares	3,443	3,461	3,475	3,514	3,531	548
Total shareholders’ equity	366,415	375,548	411,892	377,322	394,231	61,140

	For the fiscal year ended March 31,
	2012	2013	2014	2015	2016
Key Operating Data:
Number of tests delivered(1)	8,529,095	9,266,581	9,688,210	8,821,781	10,380,175

(1)                                     Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purpose. The number of tests delivered excluding free tests in the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016 was 8,026,639, 8,744,859, 9,411,226, 8,767,389 and 10,258,866, respectively.

Exchange Rate Information

We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.4480 to US$1.00, which was the noon buying rate in effect as of March 31, 2016. The noon buying rate on June 17, 2016 was RMB6.5849 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end

Fiscal year ended March 31, 2012	6.3790	6.2935	6.5477	6.2975
Fiscal year ended March 31, 2013	6.2783	6.2105	6.3879	6.2108
Fiscal year ended March 31, 2014	6.1220	6.0402	6.2273	6.2164
Fiscal year ended March 31, 2015	6.1952	6.1107	6.2741	6.1990
Fiscal year ended March 31, 2016	6.3584	6.1927	6.5932	6.4480
Most recent six months:
December 2015	6.4491	6.3883	6.4896	6.4778
January 2016	6.5726	6.5219	6.5932	6.5752
February 2016	6.5501	6.5154	6.5795	6.5525

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end
March 2016	6.5027	6.4480	6.5500	6.4480
April 2016	6.4754	6.4571	6.5004	6.4738
May 2016	6.5259	6.4738	6.5798	6.5798
June 2016 (period through June 17, 2016)	6.5738	6.5590	6.5930	6.5849

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

Our three largest clients in the fiscal year ended March 31, 2016, the Chinese Institute of Certified Public Accountants, or CICPA, the Securities Association of China, or SAC, and the China Banking Association, or CBA, accounted for 18.3%,16.1% and 14.7%, respectively, of our net revenues in that period. We provide both computer-based testing and test administration services to our three largest clients. We generated RMB204.7 million ($31.7 million) from provision of our services to SAC, CICPA and CBA in the fiscal year ended March 31, 2016.

As of March 31, 2016, our gross accounts receivable from CICPA, SAC and CBA were RMB6.1 million ($0.9 million), RMB nil and RMB2.1 million ($0.3 million), respectively.

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

Our financial results are subject to fluctuations and seasonality related to the revenue cycles for our products and services. Our relatively long and unpredictable sales cycle and other factors beyond our control may decrease our revenues in a particular period. As a result, it is difficult for us to predict our results of operations and you should not rely on our historical operating results as an indication of our future financial performance.

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we generated revenues of RMB221.4 million in the quarter ended December 31, 2015 as compared to RMB53.4 million in the quarter ended September 30, 2015, primarily because one of our major test sponsors, CICPA, held tests during the third quarter of fiscal year ended March 31, 2016.

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

We must address the following concerns, among others, with our clients as they decide to implement our computer-based testing services to use our technologies and services:

•              concern over the commitment of time, personnel and funding necessary to implement our computer-based testing services;

•              ability of clients to develop their own computer-based testing services;

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

We have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, and test-delivery systems, such as our patented mobile test administration platform called the Mobile Testing Service, or MTS, which we launched in 2013, and our new patented online testing platform, EzTest, which we launched in 2015. In November 2013, we completed our acquisition of Xing Wei Institute (HK) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China, to expand our service offering with respect to training and consulting for corporations. In July 2014, we and the New Oriental Education & Technology Group formed a joint venture to provide online and mobile education solutions to growing base of professionals in China. In December 2014, we made a strategic investment in Master Mind Education Company, or Master Mind, which marks our expansion into China’s K-12 education market. In January 2015, we made a strategic investment in Beijing Satech Internet Educational Technology Ltd., or Satech , which marks our expansion into SAT exam-related training market. In September 2015, we made another strategic investment in Brilent Inc., or Brilent, which we expect to offer our clients a deeper understanding of job candidates’ exam results and improving the effectiveness of selecting the most suitable individual for their job openings. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks that we face expanding in this market include the following:

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

The success of our service offerings going forward depends on our ability to gain and maintain relevant business relationships, such as our relationship with major test sponsors for computer-based tests in China, our relationship with the licensor of certain test titles, and our relationship with Saville Consulting in relation to psychometric tests for our HR Select employee assessment solution. Factors that are beyond our control may cause our relationship with relevant parties to change. For example, our exclusive Test of English for International Communication, or TOEIC distributor contract ended on February 28, 2014 due to ETS’ decision to change its distribution model. Although we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 to continue delivery of certain TOEIC exams to our existing institutional clients from April 1, 2014 through December 31, 2016, we lost a majority of the revenues generated from administering TOEIC exams in the fiscal year ended March 31, 2016 due to contractual limitations on our scope of TOEIC exam services to selected market segments in China. If we fail to maintain our relationship with major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

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

If certain tests are not allowed to be administered in China due to cheating fears, our revenue growth may slow or we may experience a decrease in revenues.

We administered a number of international tests in China, such as TOEIC. These tests may be canceled by their owners due to cheating fears in China. For example, the College Board, owner and developer of SAT Reasoning Test, or SAT Test, canceled the administration of the SAT Test in January 2016 at all 45 testing centers in China and Macau after the College Board learned some students were privy to the exam. If certain tests that we are administering are not allowed to be taken in China, our revenue growth may slow or we may experience a decrease in revenues.

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

As of March 31, 2016, we had contractual relationships with 3,035 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.

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

In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience, established infrastructure, reputation and brand. In the future, as more companies enter this market, we believe pricing may become increasingly competitive as well. For our HR Select employee assessment solution, while there are other companies providing services to corporate human resources departments, we are differentiated by our focus on offering more professional testing services with proprietary testing technologies. Traditional Chinese test preparation material providers, such as publishing companies, indirectly compete with our online education services. Increased competition could cause us to lose clients or make it necessary for us to reduce our prices in order to retain our clients, which may negatively affect our revenues and results of operations.

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

The listing of the shares of our wholly-owned subsidiary ATA Online (Beijing) Education Technology Limited, or ATA Online, on stock exchanges in China may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.

To provide ATA Online with the ability and flexibility to raise funds from the PRC capital markets for business expansion, we restructured our testing services business into our wholly-owned subsidiary ATA Online and listed its shares on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”) in December 2015.

The listing of the shares of ATA Online on the New Third Board may not realize the anticipated benefits of such listing, and ATA Online’s operation as a listed company may result in distraction of ATA management. Even if ATA Online remains our consolidated subsidiary after the listing, the ownership interest of our ADS holders in the earnings of ATA Online’s operations could be diluted, depending on the amount of funds raised, the returns on that funds and the manner in which that funds is raised (debt or equity). In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting ATA Online’s share trading price and operations. Our influence over the election of ATA Online’s board of directors will be decreased if ATA Online’s shareholders appoint directors who are independent of ATA.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of March 31, 2016, and our independent registered public accounting firm reported on our internal controls over financial reporting. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  However, audit documentation located in China is not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

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

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC if unable to continue to satisfy the SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm, from practicing before the SEC for six months. In February 2014, the initial decision was appealed. While under appeal and in February 2015, the Chinese member firms of the “Big Four” accounting firms reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC, and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to, our independent registered public accounting firm may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent registered public accounting firm to replace our current one. A delinquency in our filings with the SEC may result in NASDAQ initiating investigation procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospects.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2016, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or common shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See Item 10. “Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In connection with the listing of our testing service business on the New Third Board, ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Ltd., or Zhongxiao Zhixing, both our wholly-owned PRC subsidiaries, acquired 90% and 10% of the equity interest of ATA Online in May 2015, respectively. In connection therewith, we terminated a series of contractual arrangements with ATA Online and its original shareholders, which provided us control over ATA Online. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned enterprise, and (iv) although Article 11 of the M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2016, our Chinese subsidiaries allocated RMB36.4 million ($5.7 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing Authority (Beijing) Limited, or ATA Testing, was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2011 to 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. In December 2009, each of ATA Learning, ATA Online, and Beijing Jindixin Software Technology Limited, or Beijing JDX, received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. From May 2012 to July 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In November 2015, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, for another three years from 2015 and therefore are entitled to a preferential tax rate of 15% for calendar years 2015 to 2017. We cannot assure you that ATA Testing, ATA Learning, ATA Online and Beijing JDX will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

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

The Chinese legal system has inherent uncertainties that could limit the legal protections available to you and us.

Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our Chinese operating subsidiaries, ATA Learning and ATA Testing, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly-owned by foreign investors, and are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our Chinese operating subsidiary, ATA Online, is subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the computer-based testing services sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

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

Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health developments. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including confirmed human cases. Any prolonged adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of exams or classes to avoid students and others from congregating in closed spaces. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Relating to Our ADSs

Our ADS price and the ADS or stock prices of other technology companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2015 and June 1, 2016, our ADS price as reported on Nasdaq ranged between a low of $2.03 and a high of $7.35. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of Chinese companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended May 31, 2016 was approximately 29,753 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of June 20, 2016, there were 45,842,724 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 1,904,067 common shares, including options to purchase an aggregate of 801,972 common shares immediately exercisable as of June 20, 2016. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report are eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Kevin Xiaofeng Ma, beneficially owns approximately 52.1% of our outstanding common shares as of June 20, 2016. Accordingly, this shareholder has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of this shareholder, we could be prevented from entering into transactions that could be beneficial to us.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in the same year established ATA Testing Authority (Beijing) Limited, or ATA Testing, as a wholly-owned subsidiary in China. In November 2001, our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. In the following year, American Testing Authority, Inc. merged into ATA BVI and ATA BVI became our holding company.

In June 2003, we established a Chinese joint venture company, ATA Learning (Beijing) Inc., or ATA Learning, with Yinchuan Economic and Technological Development Zone Investment Holding Co. Ltd., or Yinchuan Holding. Initially, we held a 40% equity interest in ATA Learning. In May 2005, we acquired Yinchuan Holding’s 60% equity interest and converted ATA Learning into a wholly-owned subsidiary of ATA BVI.

We incorporated ATA Inc. in the Cayman Islands in September 2006 as our listing vehicle. ATA Inc. became our ultimate holding company in November 2006 when it issued shares to the existing shareholders of ATA BVI in exchange for all of the outstanding shares of ATA BVI.

In February 2009, we completed the acquisition of the entire equity interest of Beijing JDX, and JDX Holdings Limited, or JDX BVI, which are related companies incorporated in China and the British Virgin Islands, respectively, engaged in the development and marketing of software for computer-based tests. JDX BVI was dissolved in October 2009.

In November 2013, we completed the acquisition of the entire equity interest of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China.

In connection with the listing of our testing service business on the New Third Board, we acquired the entire equity interest of ATA Online through ATA Learning and Zhongxiao Zhixing in May 2015, with ATA Learning owning 90% and Zhongxiao Zhixing owning 10% of ATA Online’s share equity. In connection therewith, we terminated a series of contractual arrangements with ATA Online and its nominee shareholders, which provided us control over ATA Online. As a result, ATA Online became our wholly-owned subsidiary. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In addition, we transferred the non-testing services business from ATA Online to ATA Learning, and as a result, ATA Online transferred to ATA Learning 20% and 33% equity investments in Satech and Master Mind, respectively, in May 2015.

The following diagram illustrates our current corporate structure. Except for ATA BVI and Xing Wei, which are incorporated in the British Virgin Islands and Hong Kong Special Administrative Region of the PRC, respectively, all of our subsidiaries are incorporated in mainland China.

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1122. Our web site address is http://www.atai.net.cn. The information on our web site does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States in CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.

B. Business overview

Overview

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, teaching and insurance. Our computer-based testing services clients principally include professional associations, such as CICPA and CBA, Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security, and large state-owned enterprises, such as Sinopec and China Mobile.

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 3,035 authorized test centers located throughout China as of March 31, 2016. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2016, we have delivered approximately 88.1 million tests, including approximately 11.8 million free tests for business development purposes. Over the course of two days on October 17 and October 18, 2015, we delivered tests for the fourth consecutive year to more than 1.9 million tests for the CPA, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2016, approximately 10.4 million tests were delivered using our computer-based testing technologies and services.

Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests, our patented mobile testing platform called the Mobile Testing Service, or MTS, our cloud-based online testing platform called EzTest,  and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our self-developed MTS, launched in 2013 and EzTest, launched in 2015, are applications compatible for computer, iOS and Android systems that function as exam testing systems which were developed on the basis of cloud technology. Test takers can take tests through MTS and EzTest on their mobile devices, and test administrators can host, manage and administer the tests through MTS anywhere. Both MTS and EzTest platforms enhance the mobility, security, efficiency and cost-effectiveness of test administration by utilizing state-of-the-art cloud technology to transmit test data through portable mobile devices. Our computer-based testing technologies, including E-testing platform, MTS and EzTest, provide diversified solutions to test sponsors and clients in various circumstances. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors have adopted for their computer-simulated tests delivered around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats to make test administration easier and cheaper. In December 2013, we won the “Best Solution in the Testing and Assessment Field” Award at the 2013 China Software Technology Conference — the 12th China Software and Information Service Summit, which was organized by the MIIT and sponsored by China Electronic Information Industry Development Institution.

Leveraging our testing platform, technologies and expertise, we administer an ever expanding portfolio of test titles in China and have expanded our service offerings beyond our core computer-based testing services to include other test-focused services. ATA Online has launched online training web sites to help candidates across China attain continuing educational requirement after their professional licensure and certification tests, which are delivered through our E-learning platform, which is an online training platform providing technology support and services to individual end-users for online distance education. We plan to further expand our services to online education technologies, career-oriented training and soft skills development for test takers.

Our total net revenues increased to RMB417.1 million ($64.7 million) in the fiscal year ended March 31, 2016 from RMB350.2 million in the fiscal year ended March 31, 2015 and RMB384.7 million in the fiscal year ended March 31, 2014, respectively. We had net income of RMB27.3 million in the fiscal year ended March 31, 2014, RMB23.1 million in the fiscal year ended March 31, 2015 and RMB26.1 million ($4.0 million) in the fiscal year ended March 31, 2016.

Our Test Delivery Platform and Technologies

We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. While we still offer a choice between paper-based testing and computer-based testing for our institutional clients, currently all of our national public exams are delivered using computer-based testing, and we expect the trend towards computer-based exams to continue. For example, we have been helping the China Certified Tax Agents Association, or CCTAA, to transfer its National Tax Adviser Occupational Qualification Exam from paper-based testing to computer-based testing since 2016. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

Our E-Testing Platform

Our E-testing platform incorporates a number of technologies and protocols designed to ensure the stable, cost-effective, secure, accurate, fast and easy-to-manage delivery of computer-based tests on a large scale. It is flexible and easily customized for many types of test content and the specific requirements of the test sponsor. Tests delivered through our E-testing platform may be conducted at our ATA authorized test centers or at other locations at the test sponsor’s discretion. Our E-testing platform is composed of a set of tools and applications for facilitating the computer-based testing process, including a network sub-system for managing and transferring test content, test taker information and test results data in a secure and efficient manner. Our E-testing platform software applications are pre-installed on designated personal computers at the testing site prior to the test date and are designed to handle large-scale testing environments and are capable of transmitting, receiving, processing and storing large amounts of information in a short time span. We currently have the capability to deliver more than 1,200,000 tests per day using our 150 servers, which can be increased to enlarge capacity. We periodically upgrade our equipment and software applications to handle increasing testing volume as required.

Our Mobile Testing Service

Our patented mobile test administration platform MTS significantly enhances the mobility, security, efficiency and cost-effectiveness of test administration. MTS obviates the need to pre-install software on designated personal computers at the testing site prior to the test date and allows us to monitor the status and process of an entire exam through a safe, non-public LAN, thus reducing the cost of test administration and improving test administration efficiency. Through MTS, test packets can be downloaded to personal electronic devices prior to the exam, and candidate responses can be synced with the test server during the exam. MTS consists of three main components: (i) a small MTS Box that is placed in the testing center and operated by onsite proctors to wirelessly connect between the MTS Cloud Server and the test takers’ own electronic device, such as a personal computer or tablet; (ii) an MTS Cloud Server that processes the exchange of data, such as the upload or download of test data, between the MTS Box and our servers; and (iii) MTS Test Client, an app that supports multiple operating systems and enables secure data transmission between the MTS Box and test takers’ personal electronic devices during live exams. MTS has already been deployed for use in our administration of the Cambridge English Junior Exam in 22 countries or regions and we expect it to garner widespread use in the future.

Our SAAS Mode Online Testing Platform

EzTest is our new online testing platform launched in 2015. It provides comprehensive functions required by most test delivery organizations and individuals, including item banking, test form composition, test delivery, online proctoring and test result analysis. EzTest functions on all computer system browsers and most mobile system browsers without the need to install additional software or plug-ins. This enables its users to create their own content and deliver test at any time, any place and on any device.

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across China and in Macau, which we refer to as our ATA authorized test centers. As of March 31, 2016, we had contractual relationships with 3,035 ATA authorized test centers. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2016:

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

Our Service Offerings

Testing Development and Delivery Services

Computer-based test authoring, delivery and result analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the authoring, test delivery and result analysis of computer-based tests as well as administrative services such as test registration, scheduling, fee collection and certification fulfillment. We assist our clients with creating and delivering a wide range of computer-based tests, including governmental agencies with licensure tests required for job positions within various governmental agencies and industry associations with tests that test the competence of individuals who practice in certain industries that require technical expertise and which carry professional titles, such as:

•              the National Unified Certified Public Accountants Exam, sponsored and regulated by CICPA;

•              the Certification of China Banking Professionals Exam, sponsored and regulated by CBA under the supervision of the China Banking Regulatory Commission, or CBRC;

•              the National Tax Adviser Occupational Qualification Exam, sponsored and regulated by CCTAA;

•              the Fund Practitioners Certification Exam, sponsored and regulated by the Asset Management Association of China, or AMAC, under CSRC’s supervision;

•              the National Security Guard Exam, sponsored and regulated by the Ministry of Public Security of the People’s Republic of China; and

•              corporate assessment services for large scale/day-to-day recruitment exercise and internal talent assessment purposes.

Utilizing our comprehensive and advanced item authoring system and rendering technologies, we assist our clients in developing sophisticated computer-based tests, including performance-based items. Creation of effective and reliable computer-based tests involves a multi-step process:

•              Test design. Our content development consultants work together with the client to determine the test scope, target audience, test objectives and required competency level to formulate an overall test blueprint. We then arrange for the client to work with our internal subject matter experts, or to engage outside subject matter experts with specific experience in the subject area, to work with us on the scope of knowledge covered by the test and to design and author specific testing items for required knowledge points.

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

Administration of TOEIC exams in China. We have been a long-time distributor and test administrator of TOEIC exams in China, which are products of ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam is being used by over 14,000 companies, government agencies and English language learning programs in 150 countries, with around seven million TOEIC exams administered around the world in 2013. TOEIC has become the top professional English language assessment tool in the world, according to ETS.

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

Distribution and administration of Cambridge tests. We entered into an exclusive ten-year Master Distribution and Services Agreement in March 2013 with The Chancellor, Masters and Scholars of the University of Cambridge (“Cambridge”), an affiliate of the University of Cambridge which has the largest dedicated research department of any UK-based language assessment organization.  Under this agreement, we will host, support, market and deliver platform services to certain Cambridge tests and collect a per-test taker fee for each test delivered. As of March 31, 2016, we have enabled the delivery of 7,507 Cambridge English Junior Exam in 22 countries or regions through our MTS and expect to expand delivery of this and other Cambridge test titles to other jurisdictions in the future.

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

HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these properties and to analyze and categorize the results to make effective recruitment decisions. Candidates are tested using our E-testing platform at our authorized test centers or online at a place of their choosing. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. For example, Saville, which is a career personality test, is available via the HR Select service to assess a candidate’s behavioral based personality and predict his workplace performance. Employers may adopt ready-made tests available in the HR Select system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate the standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

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

Online Education Services

We offer online education services to test candidates preparing to take professional certification tests as well as candidates aiming to fulfill their post qualification continuing educational requirement. Our online education services integrate our testing and assessment technologies with online education content targeted at professional licensure and certification tests in China.

Online education platform for the securities industries. Leveraging the scale of ATA-delivered futures certification test, ATA Online launched an online education web site to provide a flexible and scalable platform aimed at helping candidates across China to fulfill their Continuous Professional Development (CPD) requirement after passing their professional licensure and certification tests delivered through our testing platform for the China Futures Association. Online education customers gain access to Internet web sites that contain the latest training materials provided by the test sponsors and streaming video of teaching sessions and practice tests developed by ATA.

Online education and training website for professionals in China. In July 2014, we and the New Oriental Education & Technology Group formed a joint venture to provide online and mobile education solutions to growing base of professionals in China, with an initial focus on the healthcare, accounting and finance industries. In April 2015, the joint venture launched a new online education and training website. During the fiscal year ended March 31, 2016, the joint venture engaged in developing the contents and platforms for the online and mobile education solutions and providing free training courses.

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

We have developed and implemented the following technologies and measures to protect security throughout all stages of test development and delivery:

Preparation and Storage of Test Items

To reduce the risks associated with potential unauthorized disclosure or misuse of test questions by ATA personnel during the process of creating test item banks, we divide test item authoring and management tasks among multiple persons and limit each person’s access to the test item content through the use of access permissions. Each test item author is only responsible for creating a limited amount of test item content and is permitted access only to that content for which that person is responsible. As a result, no one has full access to the contents beyond his or her scope of work. Test item bank managers receive limited permissions and are not given access to the content of individual test items. Moreover, our test item authoring and test item bank management tools record and track all access and modifications to test items or the test item pool to detect any breaches to the security protocols. Once the test item banks are created, the content is encrypted and stored on our secure central servers or the client’s servers. Our servers are located in a central machine room operated by one of the most well-established server hosting service providers in China. These servers are protected by firewalls and stored using NetApp TM equipment, which permits real-time back-up. We encrypt all test item banks using our self-developed encryption algorithm, which strive to prevent decryption or reverse engineering through the use of electronic fingerprinting, anti-tracking and trapping technologies.

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

Conduct of the Test

We train all test center personnel on protocols and supervision techniques to be used during test time. Test center administrators confirm test takers’ identities through photographs, fingerprints and other biometric data. We also issue to each test taker upon registration a password that must be inputted on the test day to start the test. Once the test session has begun, software installed as part of each test tracks all actions and operations taken during the test and records them on the test site central server in real time. The testing software is designed to prevent test takers from accessing any network during test time. When a test taker opens up a question, it is decrypted and displayed. To protect against cheating, we have invested in surveillance equipment and the order in which test answer choices appear is randomly generated with each answer choice encoded as a unique number and letter chain. Immediately upon the test taker’s completion of each test item, the recorded data is re-encoded and re-encrypted.

Transmission, Reading and Storage of Test Results

In most instances, tests are scored on the test site server immediately following conclusion of the test and subsequently uploaded to our central servers. All transferred data is encrypted and data code integrity is verified using the latest technologies, including MD5 and Hash. Following scoring, we store all test content and results on our firewall-protected central servers.

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

We have registered 186 software copyrights relevant to our product and service offerings with the Copyright Protection Center of China.

As of March 31, 2016, we have also registered 284 domain names relating to our web sites, including www.atai.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

Clients

The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors as well as individual online education services consumers. CICPA, SAC and CBA accounted for 18.3%, 16.1% and 14.7%, respectively, of our total net revenues for the fiscal year ended March 31, 2016. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2016.

As of March 31, 2016, we had 264 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2016, our five largest computer-based testing services clients based on revenue were:

•            CICPA, which has been designated by Ministry of Finance of the People’s Republic of China as the sole administrator of CPA qualification tests in China;

•            SAC, which has been designated by CSRC as the sole administrator of securities industry qualification tests in China;

•            CBA, which has been designated by the PRC Ministry of Human Resources and Social Security and CBRC as the sole administrator of banking industry qualification tests in China;

•            the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security; and

•            AMAC, which has been designated by CSRC as the sole administrator of Fund Practitioners Certification tests in China.

These five clients represented an aggregate of 63.1% of our total net revenues for the fiscal year ended March 31, 2016.

Sales and Business Development

Our sales and business development department, primarily composed of members of our senior management and professional sales team, is responsible for identifying and developing new markets and client opportunities for our product and service offerings.

For our computer-based testing services, we target key governmental agencies, professional associations, enterprises and other potential clients to help them develop standardized certification, qualification or assessment policies. Once we identify a potential client, we generally submit an initial proposal outlining the services we can provide based on our analysis of their test-related needs. We may develop and conduct trial tests tailored to the client’s needs based on the terms of a memorandum of understanding signed with the client. We generally enter into a final contract with the client only after successful completion of the trial tests. During this process, we also actively seek opportunities to cross-sell and up-sell our services, including online education services and ancillary testing services to the client. The following diagram illustrates the key stages in our testing services business development process.

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

Competition

In the computer-based testing services market, we compete primarily on the basis of technology, price, management experience, established infrastructure, reputation and brand. We believe that our overall testing services and technologies, along with our nationwide test center network, provide us with a competitive advantage. We believe that we are currently the market leader in computer-based testing services in China due to a combination of our experience in and familiarity with the China computer-based testing services market, our advanced technologies, our large nationwide network of test centers, our established relationships with key test sponsors and governmental agencies and our competitive cost levels.

To our knowledge, based on interactions with clients and others in the market, we believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 3,035 authorized test centers in China, including centers in every province in China, as of March 31, 2016. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2016, approximately 10.4 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,200,000 tests per day.

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

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 186 software copyrights with the Copyright Protection Center of China.

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

Regulation of Vocational Education

Chinese laws and regulations impose restrictions on foreign investment in educational institutions in China. However, Chinese laws and regulations do not impose restrictions on foreign investment in companies providing course and test content or related products and services to educational institutions. According to the Catalog of Industries for Guiding Foreign Investment amended in 2015, foreign investment in non-academic vocational education institutions is encouraged and there is no limitation to the maximum percentage of foreign ownership in a company operating non-academic vocational education business.

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

Regulations regarding Internet Content Provider Licensure Requirements

We planned to engage in online testing preparation business, which are subject to PRC regulations including but not limited to Telecommunications Regulations, the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, the Internet Information Services Administrative Measures, the Administrative Measures for Telecommunications Business Operating Licenses, and Certain Rules on Regulating the Order of Internet Information Service Market. ATA Online previously held an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows ATA Online to provide Internet content distribution services. However, as ATA Online has not engaged in online testing preparation business since its incorporation, ATA Online deregistered its ICP license in 2015. Under PRC law, ATA Online is not required to hold an ICP license.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•                    the ownership structures of our wholly-owned subsidiaries in China are in compliance with existing published Chinese laws and regulations; and

•                    the business operations of our company, all of our Chinese subsidiaries, as described in this annual report, are in compliance with existing published Chinese laws and regulations in all material aspects.

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

On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated a notice regarding the management of Internet Audio-Video Program Services License, pursuant to which, the deadline of the application for re-registration of the Internet Audio-Video Program Services License was December 20, 2009. On June 10, 2015, SARFT issued a notice to solicit public opinions on the Administrative Measures for the Dissemination of Audio-visual Programs via the Internet and Other Information Networks. Furthermore, on April 25, 2016, SARFT promulgated the Provisions on the Administration of Audio-visual Program Service Network and Directional Communication, or the Provisions, which will be effective on June 1, 2016. According to the Provisions, Internet TV, as one model of directional communication, is defined as “audio-visual program service network and directional communication”, however, the business defined by the Provisions is not applicable to the business of ATA Online. As these regulations are relatively new, there are significant uncertainties relating to their interpretation and implementation, including the definition of “audio-visual programs” as specified in these regulations. We cannot assure you that ATA Online will be able to obtain a Permit for Broadcasting Audio-Visual Programs via Information Network if it is determined that one is required to operate the online education services.

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

Regulation of Domain Names and Web Site Names

PRC law requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive use right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 31, 2016, we have registered 284 domain names relating to our web sites, including www.atai.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

PRC law requires entities operating commercial web sites to register their web site names with SAIC or its local offices and obtain a commercial web site name registration certificate. If any entity operates a commercial web site without obtaining such certificate, it may be charged a fine or suffer other penalties by the SAIC or its local offices. Our web sites used in connection with our testing and education services are considered non-commercial web sites as we do not provide products and services through those web sites, and therefore the names of those web sites are not required to be registered with SAIC. ATA Online has registered the web site name used in connection with the online education services with Beijing municipal SAIC.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 without retroactive effect and was amended by the PRC Ministry of Commerce on June 22, 2009. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official web site procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

We believe CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned foreign enterprise, and (iv) although Article 11 of M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulation of Our Business — If CSRC or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.”

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

D. Property, Plant and Equipment

Our principal executive offices are located in approximately 3,023 square meters of office space used by us at 1/F East Gate, Building No.2, Jian Wai Soho, No.39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China. We also own 2,124 square meters of office space at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, which we have leased to another tenant. We also occupy approximately 2,404 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Wuhan and Guangdong. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our total net revenues increased to RMB417.1 million ($64.7 million) in the fiscal year ended March 31, 2016 from RMB350.2 million in the fiscal year ended March 31, 2015 and RMB384.7 million in the fiscal year ended March 31, 2014, respectively. We had net income of RMB27.3 million in the fiscal year ended March 31, 2014, RMB23.1 million in the fiscal year ended March 31, 2015, and RMB26.1 million ($4.0 million) in the fiscal year ended March 31, 2016.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created or delivered using our testing technologies. Revenues from testing services accounted for 93.3%, 91.1% and 92.2% of our total net revenues in the fiscal years ended March 31, 2014, 2015 and 2016, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues. In March 2009, we launched HR Select, our self-developed online system that utilizes our proprietary software and large test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. We are also a distributor and administrator of certain TOEIC exams to our institutional clients in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2012, 2013, 2014, 2015 and 2016.

Number of Exams Delivered (1)

(1)  Includes Microsoft royalty tests overseas, tests delivered through our test delivery platform and tests using our Dynamic Simulation Technology. Also includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2012, 2013, 2014, 2015 and 2016 was 8,026,639, 8,744,859, 9,411,226, 8,767,389 and 10,258,866, respectively.

We also offer targeted online education services for certain professional licensure and certification tests in the securities industries. ATA Online operates online education web sites to help candidates across China fulfill their continuing educational requirement after passing their professional licensure and certification tests delivered through our test delivery platform for the China Futures Association. Revenues from our online education services accounted for 1.5%, 1.6% and 1.2% of our total revenue in the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

As of March 31, 2016, we operated our business and generated our net revenues primarily through our wholly-owned subsidiaries in China, ATA Testing, ATA Learning and ATA Online. Before ATA Online became our wholly-owned subsidiary in May 2015, due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders entered into a series of contractual arrangements, through which we effectively controlled and enjoyed the economic benefits of ATA Online. As a result of those contractual arrangements, under U.S. GAAP, we were considered the primary beneficiary of ATA Online. Accordingly, we consolidated ATA Online’s results in our consolidated financial statements based on the contractual arrangements pursuant to the variable interest entity agreements, or VIE agreements, in accordance with U.S. GAAP until ATA Online became our wholly-owned subsidiary in May 2015. Since May 2015, we restructured our testing services business into ATA Online for purposes of listing it separately on the New Third Board. In connection therewith, we terminated the abovementioned contractual arrangements. See Item 4.A. “Information on the Company — History and Development of the Company.”

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

•              growth in the use of computer-based tests and performance-based tests and willingness of test sponsors to outsource test content development and delivery for sophisticated computer-based tests as well as online education programs;

•              the increasing importance of identifying qualified talent contributing to increasing demand for testing and certification programs that can confirm the qualifications of the applicant or job seeker; and

•              our ability to continue to introduce new services and testing platforms and the market success of such services and platforms, such as our EzTest, distribution and administration of certain test titles.

Although we anticipate the above factors will continue to increase demand for our products and services in China, a slowing or reversal of any of the above factors could cause our revenue growth to slow or stop, or to not grow as fast as we might expect.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

•                    share-based compensation;

•                    the impact of PRC tax policies, including certain preferential tax rates; and

•                    the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin service offerings.

Net Revenues

We derive revenues from sale of computer-based testing services, online education services, and other products and services. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year ended March 31,
	2014		2015		2016
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(in thousands, except or percentages)
Net Revenues
Testing services	358,837	93.3%	319,055	91.1%	384,800	59,677	92.2%
Online education services	5,949	1.5%	5,711	1.6%	4,897	759	1.2%
Other	19,882	5.2%	25,392	7.3%	27,443	4,257	6.6%
Total net revenues	384,668	100.0%	350,158	100.0%	417,140	64,693	100.0%

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

Significant Factors Affecting Testing Services

The most significant factor directly affecting our revenues from fees charged for our testing services are the number of tests taken. The number of tests taken is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. Our revenues from fees charged for our testing services are also affected by the price we can charge per test, which generally remains fairly stable once we are engaged by a test sponsor to help deliver a particular test.

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

In addition, obtaining contracts from test sponsors for new test titles and to upgrade existing test titles often requires considerable time and resources. Many of our clients administer tests to a large number of people on a regular basis, and maintaining consistency and stability from year to year in the test delivery format is important to them. The decision process involved in adopting a new type of test or a new test delivery format can be difficult and complex. These factors often result in significant delays in our ability to secure contracts, and make it difficult to predict our revenues from fees from test sponsors in any given year. On the other hand, for test sponsors that administer many tests on a regular basis, our ability to secure an initial contract and to effectively meet their test delivery requirements under the contract can help us obtain future test title contracts from that test sponsor. This enables us to increase and diversify our revenues and to hinder competitors from obtaining contracts with that test sponsor.

Online Education Services

We derive online education services revenues from the provision of online education services.

ATA Online provides online education services for professional licensure and certification tests delivered through our testing platform for the China Futures Association. Revenues from online education services are generated by selling online training to end users directly or through distributors on a consignment basis. The online training entitles the end users access to online education services during a specified service period, which normally ranges between 90 to 365 days from the activation. Revenue of online membership is recognized on a straight-line basis ratably over the service period commencing at the point of time the online training is activated. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. Fees from online training platform development and maintenance service are recognized, when collectability is reasonably assured, on a straight-line basis over the contractual period.

Significant Factors Affecting Online Education Services

A number of factors affect our revenues from online education services. Demand for online education services for a particular test depends on the relative level of importance or difficulty of the test, with greater demand for online education services for more important and more difficult tests. Therefore, our ability to secure test delivery services contracts for more important and more difficult tests may affect our online education services. As we generally offer online education services for tests that are delivered through our test delivery platform, our ability to grow our online education services is also affected by the willingness of our test sponsor clients to permit us to provide online education services for their tests. Some test sponsor clients may not permit us to provide online education services in relation to tests for which we provide test delivery and other services due to a perceived conflict of interest. In addition, because we generally do not develop the learning content used in our online education services, our ability to license online education learning content and materials from the relevant test sponsor or third party content provider is critical to the expansion of the number of tests for which we offer online education services.

Other Revenues

We derive other revenues from test content creation services, issuance of certificates delivered to passing candidates, licensing fees paid to us by operators of our ATA authorized test centers, and other fees and services.

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

Other fees and services. From time to time and as requested by our clients, we may provide IT consulting and system integration services, commission charges, rental income and other testing-related services to our clients.

Cost of Revenues

Our cost of revenues consists primarily of test monitoring costs, payroll compensation, royalty fees and other related costs, all of which are directly attributable to the provision of our testing services, online education services and our other services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year ended March 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	384,668	100.0%	350,158	100.0%	417,140	64,693	100.0%
Cost of Revenues	188,480	49.0%	172,539	49.3%	208,017	32,261	49.9%
Gross Profit	196,188	51.0%	177,619	50.7%	209,123	32,432	50.1%

Test Monitoring Costs

Test monitoring costs consist of fees paid to test centers, including a fixed fee per test taker, which varies for different tests, to hire test proctors, to rent testing facilities and for the peripheral items used for the provision of our testing services, and signage used to identify and brand our ATA authorized test centers.

Payroll Compensation

Payroll compensation consists of base salary and related welfare benefits paid to staff in our services implementation and customer support departments.

Royalty Fees

Royalty fees primarily consist of fees paid to ETS for the distribution right in mainland China for TOEIC exams, and license fees paid to Saville Consulting for its psychometric assessment tests used in our HR Select service.

Factors Affecting Gross Margin

Our gross margin is primarily affected by changes in gross margins from our testing services, which in turn are significantly affected by our revenue per test and test-related costs, including the fees we pay for test monitoring to test centers.

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

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2016. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore it is entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. In December 2009, each of ATA Learning, ATA Online and Beijing JDX received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. From May 2012 to July 2012, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In November 2015, ATA Learning, ATA Online and Beijing JDX successfully renewed their HNTE certificates, respectively, for another three years from 2015 and therefore are entitled to a preferential tax rate of 15% for calendar years 2015 to 2017. In the event ATA Testing, ATA Learning, ATA Online and Beijing JDX are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.” Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), a PRC subsidiary of Xing Wei, is subject to an income tax of 25%.

In addition, under the EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. We have determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entity were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and Item 10. “Additional Information — E. Taxation — People’s Republic of China Taxation.”

In addition, the EIT Law revokes the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2016, we have not provided for income taxes on other undistributed earnings of RMB178.6 million ($27.7 million) generated by our PRC consolidated entities since January 1, 2008 as we plan to indefinitely reinvest these earnings in the PRC.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2016, we provided full valuation allowance for their deferred income tax assets after consideration of the scheduled reversal of existing deferred income tax liabilities.

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

ATA Inc. and its subsidiaries had no legal ownership interest in ATA Online for the fiscal years ended March 31, 2014, 2015 and thereafter until ATA Online became our wholly-owned subsidiary in May 2015. As of March 31, 2015, the legal registered capital interests of ATA Online were held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder, chairman and chief executive officer, and Mr. Walter Lin Wang, our co-founder and director, both of whom were also the beneficial owners of the ATA Inc. In April 2015, Mr. Walter Lin Wang transferred all of his equity in ATA Online to Mr. Haichang Xiong, our general counsel. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, a technical support agreement, a strategic consulting service agreement and powers of attorney (collectively, the “VIE Agreements”) which were entered among ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders, we had a controlling financial interest in ATA Online because we had (i) the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online. These contractual agreements were terminated with effect from May 20, 2015. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Accordingly, the financial statements of ATA Online were consolidated in our consolidated financial statements for the fiscal years ended March 31, 2014, 2015 and thereafter until ATA Online became our wholly-owned subsidiary in May 2015. All of the equity (net assets) and net income or losses of ATA Online were attributed to us; therefore, non-controlling interest in ATA Online was not presented in our consolidated financial statements.

In order to list ATA Online on the New Third Board, we terminated those contractual arrangements and the 100% equity interest of ATA Online originally held by nominee shareholders were transferred to ATA Learning and Zhongxiao Zhixing pursuant to the agreements dated May 20, 2015. As a result, ATA Online became a wholly-owned subsidiary of the Company. See the discussion in Note 2(v) of the consolidated financial statements included in this annual report.

Bad Debt Allowance

We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the fiscal years ended March 31, 2014, 2015 and 2016 is as follows:

	For the fiscal year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	35,005,069	4,688,433	5,003,118	775,918
Additions charged to (reversal of) bad debt expense	(3,738,232)	845,965	(127,852)	(19,828)
Write-off of accounts receivable(1)	(26,578,404)	(531,280)	—	—
Ending allowance for doubtful accounts	4,688,433	5,003,118	4,875,266	756,090

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

As of March 31, 2016, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB20.0 million ($3.1 million). The amount of the deferred income tax assets considered realizable as of March 31, 2016 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the year ended March 31, 2014, 2015 and 2016, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of our company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2011.

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

When there is a change in the grantee status from an employee to a non-employee, if grantee retains the awards on a change in status and continues to provide substantive services to our company, the change in status results in a new measurement date for the unvested awards with compensation costs measured as if the awards were newly issued to the grantee on the date of the change in status. If grantee retains the awards on a change in status and is not required to provide substantive services to the grantor subsequent to that change in status, the change in status is, in substance, an acceleration of the vesting of the arrangement.

Long-term investments

Equity method investments. Investment in common stock or in-substance common stock of an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investees. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor it is committed to provide additional funding. When our carrying value in an equity method investment is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guarantee obligations of the affiliated company or have committed additional funding. When the equity method accounted investees subsequently reports income, we will not record its share of such income until it exceeds the amount of its share of losses not previously recognized. We regularly evaluate the impairment of the equity investments based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,
	2014		2015		2016
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Net revenues:
Testing services	358,837	93.3%	319,055	91.1%	384,800	59,677	92.2%
Online education services	5,949	1.5%	5,711	1.6%	4,897	759	1.2%
Other	19,882	5.2%	25,392	7.3%	27,443	4,257	6.6%
Total net revenues	384,668	100.0%	350,158	100.0%	417,140	64,693	100.0%
Cost of revenues	188,480	49.0%	172,539	49.3%	208,017	32,261	49.9%
Gross profit	196,188	51.0%	177,619	50.7%	209,123	32,432	50.1%

Operating expenses:
Research and development	27,673	7.2%	36,837	10.5%	36,529	5,665	8.8%
Sales and marketing	47,259	12.3%	45,186	12.9%	42,646	6,614	10.2%
General and administrative	71,606	18.6%	64,759	18.5%	78,341	12,150	18.8%
Impairment of intangible assets	12,009	3.1%	310	0.1%	—	—	—
Provision for (reversal of) doubtful accounts	(3,738)	(1.0)%	846	0.2%	(128)	(20)	0%
Total operating expenses	154,809	40.2%	147,938	42.2%	157,388	24,409	37.8%
Other operating income	1,072	0.3%	2,078	0.6%	—	—	—
Income from operations	42,451	11.1%	31,759	9.1%	51,735	8,023	12.3%
Share of losses of equity method investments	—	—	(2,197)	(0.6)%	(8,829)	(1,369)	(2.1)%
Interest income	4,770	1.2%	4,136	1.2%	3,573	554	0.9%
Foreign currency exchange gains(losses), net	(49)	(0.0)%	(1,067)	(0.3)%	(1,506)	(233)	(0.4)%

	For the fiscal year ended March 31,
	2014		2015		2016
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Earnings before income tax	47,172	12.3%	32,631	9.4%	44,973	6,975	10.7%
Income tax expense	19,895	5.2%	9,575	2.7%	18,922	2,935	4.5%
Net income	27,276	7.1%	23,056	6.7%	26,051	4,040	6.2%

	For the fiscal year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Basic earnings per common share	0.59	0.49	0.57	0.09
Diluted earnings per common share	0.59	0.49	0.57	0.09

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net Revenues

Our total net revenues increased by RMB66.9 million, or 19.1%, to RMB417.1 million ($64.7 million) in the fiscal year ended March 31, 2016 from RMB350.2 million in the fiscal year ended March 31, 2015, primarily as a result of an increase in net revenues from testing services.

Testing services. Testing services net revenues increased by RMB65.7 million, or 20.6%, to RMB384.8 million ($59.7 million) in the fiscal year ended March 31, 2016 from RMB319.1 million in the fiscal year ended March 31, 2015, primarily due to the addition of the AMAC and CCTAA exams, and increases in the volume of certain other exams. We generated RMB23.2 million ($3.6 million) and RMB18.7 million ($2.9 million) net revenues from our newly provided testing services for AMAC and CCTAA in the fiscal year ended March 31, 2016. Our net revenues from TOEIC and HR Select increased from RMB76.8 million in the fiscal year ended March 31, 2015 to RMB86.3 million ($13.4 million) in the fiscal year ended March 31, 2016 due to on-campus recruitment tests. Our net revenues from testing services provided to CICPA increased from RMB64.9 million in the fiscal year ended March 31, 2015 to RMB76.5 million ($11.9 million) in the fiscal year ended March 31, 2016. The total number of billable tests delivered increased to 10,258,866 in the fiscal year ended March 31, 2016 from 8,767,389 in the fiscal year ended March 31, 2015.

Online education services. Our revenues from online education services decreased by RMB0.8 million, or 14.3%, to RMB4.9 million ($0.8 million) in the fiscal year ended March 31, 2016 from RMB5.7 million in the fiscal year ended March 31, 2015.

Other revenues. Other revenues increased by RMB2.0 million, or 8.1%, to RMB27.4 million ($4.3 million) in the fiscal year ended March 31, 2016 from RMB25.4 million in the fiscal year ended March 31, 2015, primarily due to increase in rental income.

Gross Profit

Our gross profit increased by RMB31.5 million, or 17.7%, to RMB209.1 million ($32.4 million) in the fiscal year ended March 31, 2016 from RMB177.6 million in the fiscal year ended March 31, 2015. Our gross margin decreased slightly to 50.1% in the fiscal years ended March 31, 2016 from 50.7% in the fiscal years ended March 31, 2015.

Operating Expenses

Our operating expenses increased by RMB9.5 million, or 6.4%, to RMB157.4 million ($24.4 million) in the fiscal year ended March 31, 2016 from RMB147.9 million in the fiscal year ended March 31, 2015.

General and administrative expenses. Our general and administrative expenses increased by RMB13.5 million, or 21.0%, to RMB78.3 million ($12.1 million) in the fiscal year ended March 31, 2016 from RMB64.8 million in the fiscal year ended March 31, 2015, primarily due to increases in professional service expenses relating to ATA Online’s New Third Board listing and share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB2.6 million, or 5.6%, to RMB42.6 million ($6.6 million) in the fiscal year ended March 31, 2016 from RMB45.2 million in the fiscal year ended March 31, 2015. Sales and marketing expenses as a percentage of our total net revenues decreased to 10.2% in the fiscal year ended March 31, 2016 from 12.9% in the fiscal year ended March 31, 2015.

Research and development expenses. Our research and development expenses decreased by RMB0.3 million, or 0.8%, to RMB36.5 million ($5.7 million) in the fiscal year ended March 31, 2016 from RMB36.8 million in the fiscal year ended March 31, 2015.

Provision for doubtful accounts. Reversal of bad debt expenses was RMB0.1 million ($19,828) in the fiscal year ended March 31, 2016, compared to accrual of bad debt expenses of RMB0.8 million in the fiscal year ended March 31, 2015, primarily due to our cash collection of several long aging accounts.

Impairment of intangible assets. Our impairment of intangible assets was RMB nil in the fiscal year ended March 31, 2016 compared to RMB0.3 million in the fiscal year ended March 31, 2015.

Interest Income

Our interest income decreased to RMB3.6 million ($0.6 million) in the fiscal year ended March 31, 2016 from RMB4.1 million in the fiscal year ended March 31, 2015, primarily due to the decrease of China’s benchmark interest rate.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange loss of RMB1.5 million ($0.2 million) in the fiscal year ended March 31, 2016, compared with a net loss of RMB1.1 million in the fiscal year ended March 31, 2015. Our net foreign currency exchange loss primarily reflects the effects of settlement of RMB to U.S. dollar and devaluation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB18.9 million ($2.9 million) in the fiscal year ended March 31, 2016, compared to RMB9.6 million in the fiscal year ended March 31, 2015. The increase in our income tax expense was primarily due to the increase in valuation allowance of deferred income tax assets from ATA Learning and ATA Testing.

Net Income

As a result of the above factors, our net income increased to RMB26.1 million ($4.0 million) in the fiscal year ended March 31, 2016 from net income of RMB23.1 million in the fiscal year ended March 31, 2015.

Our basic earnings per common share and diluted earnings per common share increased to RMB0.57 ($0.09) and RMB0.57 ($0.09) in the fiscal year ended March 31, 2016 from RMB0.49 and RMB0.49 in the fiscal year ended March 31, 2015.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net Revenues

Our total net revenues decreased by RMB34.5 million, or 9.0%, to RMB350.2 million in the fiscal year ended March 31, 2015 from RMB384.7 million in the fiscal year ended March 31, 2014, as a result of decreases in net revenues from our testing services.

Testing services. Testing services net revenues decreased by RMB39.8 million, or 11.1%, to RMB319.1 million in the fiscal year ended March 31, 2015 from RMB358.8 million in the fiscal year ended March 31, 2014, primarily due to the decreases in the volume of certain exams. Our net revenues from testing services provided to the customs decreased from RMB7.0 million in the fiscal year ended March 31, 2014 to RMB2.2 million in the fiscal year ended March 31, 2015. Our net revenues from testing services provided to CBA decreased from RMB67.5 million in the fiscal year ended March 31, 2014 to RMB64.2 million in the fiscal year ended March 31, 2015. Our net revenues from testing services provided to the Ministry of Public Security for the National Security Guard Exam decreased from RMB9.7 million in the fiscal year ended March 31, 2014 to RMB5.2 million in the fiscal year ended March 31, 2015. Our net revenues from TOEIC and HR Select decreased from RMB109.9 million in the fiscal year ended March 31, 2014 to RMB76.8 million in the fiscal year ended March 31, 2015 due to the termination of the exclusive distributor contract between ETS and ATA in February 2014. However, our net revenues from testing services provided to CICPA increased from RMB61.6 million in the fiscal year ended March 31, 2014 to RMB64.9 million in the fiscal year ended March 31, 2015. Our net revenues from TOFEL Junior increased from RMB0.9 million in the fiscal year ended March 31, 2014 to RMB2.6 million in the fiscal year ended March 31, 2015.The total number of billable tests delivered decreased to 8,767,389 in the fiscal year ended March 31, 2015 from 9,411,226 in the fiscal year ended March 31, 2014.

Online education services. Our revenues from online education services decreased by RMB0.2 million, or 4.0%, to RMB5.7 million in the fiscal year ended March 31, 2015 from RMB5.9 million in the fiscal year ended March 31, 2014.

Other revenues. Other revenues increased by RMB5.5 million, or 27.7%, to RMB25.4 million in the fiscal year ended March 31, 2015 from RMB19.9 million in the fiscal year ended March 31, 2014, primarily due to income from renting office space in our previous headquarters building.

Gross Profit

Our gross profit decreased by RMB18.6 million to RMB177.6 million in the fiscal year ended March 31, 2015 from RMB196.2 million in the fiscal year ended March 31, 2014. Our gross margin decreased to 50.7% in the fiscal years ended March 31, 2015 from 51.0% in the fiscal years ended March 31, 2014.

Operating Expenses

Our operating expenses decreased by RMB6.9 million, or 4.4%, to RMB147.9 million in the fiscal year ended March 31, 2015 from RMB154.8 million in the fiscal year ended March 31, 2014.

General and administrative expenses. Our general and administrative expenses decreased by RMB6.8 million, or 9.6%, to RMB64.8 million in the fiscal year ended March 31, 2015 from RMB71.6 million in the fiscal year ended March 31, 2014, primarily due to a decrease in labor and welfare expenses and share-based compensation.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB2.1 million, or 4.4%, to RMB45.2 million in the fiscal year ended March 31, 2015 from RMB47.3 million in the fiscal year ended March 31, 2014. Sales and marketing expenses as a percentage of our total net revenues increased to 12.9% in the fiscal year ended March 31, 2015 from 12.3% in the fiscal year ended March 31, 2014.

Research and development expenses. Our research and development expenses increased by RMB9.1 million, or 33.1%, to RMB36.8 million in the fiscal year ended March 31, 2015 from RMB27.7 million in the fiscal year ended March 31, 2014, mainly due to increased expenses for consumer market initiatives in the fiscal year ended March 31, 2015.

Provision for doubtful accounts. Accrual of bad debt expenses was RMB0.8 million in the fiscal year ended March 31, 2015 compared to reversal of bad debt expenses of RMB3.7 million in the fiscal year ended March 31, 2014, primarily due to the collection of long aging receivable during the fiscal year ended March 31, 2014.

Impairment of intangible assets. Our impairment of intangible assets was RMB0.3 million in the fiscal year ended March 31, 2015 compared to RMB12.0 million in the fiscal year ended March 31, 2014, primarily due to a write off of royalty fee in the amount of RMB12.0 million in the fiscal year ended March 31, 2014 in connection with the termination of our exclusive distributorship agreement with ETS for TOEIC exams in China. For more information, please see Item 4.B. “Business Overview — Our Service Offerings — Testing Development and Delivery Services — Administration of TOEIC exams in China.”

Interest Income

Our interest income decreased to RMB4.1 million in the fiscal year ended March 31, 2015 from RMB4.8 million in the fiscal year ended March 31, 2014, primarily due to our decreased cash balance.

Foreign Currency Exchange Gains (Losses), Net

We recorded a net foreign currency exchange loss of RMB1.1 million in the fiscal year ended March 31, 2015, compared with a net loss of RMB0.05 million in the fiscal year ended March 31, 2014. Our net foreign currency exchange loss primarily reflects the effects of devaluation of the Renminbi against the U.S. dollar in relation to the remeasurement of our RMB denominated bank deposits held by ATA Inc., whose functional currency is in the U.S. dollar.

Income Tax Expense

We had income tax expense of RMB9.6 million in the fiscal year ended March 31, 2015, compared to RMB19.9 million in the fiscal year ended March 31, 2014. The decrease in our income tax expense was primarily due to payment of withholding income tax of RMB11.3 million in connection with a special dividend distribution from ATA Testing to ATA BVI in the fiscal year ended March 31, 2014.

Net Income

As a result of the above factors, our net income decreased to RMB23.1 million in the fiscal year ended March 31, 2015 from net income of RMB27.3 million in the fiscal year ended March 31, 2014.

Our basic earnings per common share and diluted earnings per common share decreased to RMB0.49 and RMB0.49 in the fiscal year ended March 31, 2015 from RMB0.59 and RMB0.59 in the fiscal year ended March 31, 2014.

B. Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash provided by operating activities.

As of March 31, 2016, we had RMB247.7 million ($38.4 million) in cash. Our cash was primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash provided by operating activities.

We believe that our current cash and expected future cash flows from operating activities, particularly from testing services and online education services, is sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from testing services and online education services may cause material fluctuations in our cash generated from operations. See “— Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2014, 2015 and 2016:

	For the fiscal year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	37,344	45,852	64,505	10,004
Net cash used in investing activities	(13,959)	(52,759)	(36,801)	(5,708)
Net cash used in financing activities	(701)	(63,661)	(20,310)	(3,150)
Effect of foreign exchange rate changes on cash	(767)	(1,084)	(21)	(3)
Net increase (decrease) in cash	21,917	(71,652)	7,373	1,143
Cash at beginning of year	290,030	311,947	240,295	37,267
Cash at end of year	311,947	240,295	247,668	38,410

Operating Activities

Net cash provided by operating activities was RMB64.5 million ($10.0 million) in the fiscal year ended March 31, 2016, mainly attributable to cash collection from revenues of RMB412.8 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB145.4 million and cash paid for payroll and other operating expenses of RMB202.9 million.

Net cash provided by operating activities was RMB45.9 million in the fiscal year ended March 31, 2015, mainly attributable to cash collection from revenues of RMB385.1 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB121.2 million and cash paid for payroll and other operating expenses of RMB218.0 million.

Net cash provided by operating activities was RMB37.3 million in the fiscal year ended March 31, 2014, mainly attributable to cash collection from revenues of RMB398.3 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB147.1 million and cash paid for payroll and other operating expenses of RMB213.9 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2016 of RMB36.8 million ($5.7 million) was primarily attributable to equity investments and amount due from the shareholder of RMB10.0 million ($1.6 million) in connection with the termination of VIE agreements (see the discussion in Note 16 of the consolidated financial statements included in this annual report).

Net cash used in investing activities in the fiscal year ended March 31, 2015 of RMB52.8 million was primarily attributable to capital expenditures for the leasehold improvements and equity investments.

Net cash used in investing activities in the fiscal year ended March 31, 2014 of RMB14.0 million was primarily attributable to the acquisition of Xing Wei.

Financing Activities

Net cash used in financing activities in the fiscal years ended March 31, 2016 of RMB20.3 million ($3.1 million) was primarily attributable to repurchase of common shares.

Net cash used in financing activities in the fiscal years ended March 31, 2015 was primarily attributable to payment of dividends. On May 30, 2014, we declared a special cash dividend of $0.205 per common share, or $0.41 per ADS. The total amount of cash dividend distributed was $9.5 million, which was paid from cash held by ATA Inc. The dividend was paid to all shareholders of record as of the close of business on June 30, 2014.

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

	For the fiscal year ended March 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	4,150	14,836	3,087	479

Historically, our capital expenditures have been made primarily for the purchase of office space, leasehold improvements, software, computer equipment and servers.

Foreign Currency Exchange

ATA Inc., ATA BVI and Xing Wei’s functional currency is the U.S. dollar. As of March 31, 2016, we had RMB247.7 million ($38.4 million) in cash. The functional currency of our PRC subsidiaries is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and our reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board, or FASB, issued ASU No. 2015-17, Income Taxes - Balance Sheet Classification of Deferred Taxes. The ASU requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted at the beginning of an annual period and requires either a prospective or retrospective approach to adoption. We are currently evaluating the impact ASU 2015-17 will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. We are currently evaluating the impact ASU 2016-09 will have on its consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system and test design and conversion. Our research and development team consisted 106 people as of March 31, 2016. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our E-testing platform, and our MTS and EzTest platforms. Our total expenses for research and development were RMB27.7 million, RMB36.8 million and RMB36.5 million ($5.7 million) in the fiscal years ended March 31, 2014, 2015 and 2016, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2013 to March 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of fiscal year ended March 31, 2016:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	47,574	11,516	23,722	12,336	—
Unconditional purchase Obligation (2)	4,954	3,917	1,037	—	—

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

G. Safe Harbor

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

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

Name	Age	Position
Kevin Xiaofeng Ma	52	Chairman of the Board of Directors and Chief Executive Officer
Andrew Yan	58	Director
Zhilei Tong	41	Director
Hope Ni	44	Director
Alec Tsui	67	Director
Shelly Jiang	41	Interim Chief Financial Officer and Vice President of Finance
Alex Tong	53	Vice President of Business Development

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

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, CPMC Holdings Limited, China Resources Land Limited and Cogobuy Group, non-executive director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of BlueFocus Communication Group, TCL Corporation, ATA Online and Sky Solar Holdings Limited. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Zhilei Tong is a director of our board. Mr. Tong founded ChineseAll Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of ChineseAll Digital Publishing Group Co., Ltd. He is also the executive director of Shanghai Wenrui Investment co., Ltd., the executive director and CEO of Beijing ChineseAll Education Technology Development Co., Limited, the executive director of Shanghai ChineseAll Culture Development Co., Ltd., the chairman and CEO of Hubei ChineseAll Digital Publishing Co., Ltd. and Hangzhou ChineseAll Information Technology Co., Ltd., the supervisory director of Beijing ChineseAll Culture Media Co., Ltd., the director of Beijing Yajieshanghui Consulting Co., Ltd., a representative of the 15th People’s Congress of Beijing Dongcheng District, a member of the standing committee in the All-China Youth Federation and secretary general in education subsector, a committee member in Beijing Youth Federation, the vice-chairman in Youth Federation of Dongcheng District of Beijing, the vice president of the Copyright Society of China, the vice president of China Audio-video and Digital Publishing Association, the vice-chairman of China Redactological Society, the head of Anti-piracy Committee in Copyright Society of China, the secretary general of Online Anti-Piracy Alliance, a committee member of the Publishers Association of China, and a council member of Taofen Fund. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from MIT and Tsinghua University.

Hope Ni has been an independent director of ATA Inc. and ATA Online. Ms. Ni is an executive director and the chief investment officer of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni is currently the chairman of Inspire Capital. She currently also serves on the boards of KongZhong Corporation (NASDAQ: KONG), JA Solar Holdings Co (NASDAQ: JASO) and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and ATA Online. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Philippines and on the Nasdaq Global Market, including, COSCO International Holdings Limited, China Power International Development Limited, Pacific Online Limited, Summit Ascent Holdings Limited, Melco Crown Entertainment Limited, Melco Crown (Philippines) Resorts Corporation, Kangda International Environmental Company Limited and DTXS Silk Road Investment Holdings Company Limited. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Shelly Jiang is our interim Chief Financial Officer having assumed such role on July 1, 2015. Ms. Jiang joined our company in December 2004 and has served as our Vice President of Finance since April 2015. From 2002 to 2004, Ms. Jiang served as a project manager in the investment banking department at Yinchuan Economic & Technical Development Zone Investment Holding Co., Ltd. From 1997 to 2002, she served as a senior auditor at Deloitte Touche Tohmatsu. Ms. Jiang possesses the Certified Public Accountant qualification in China. She received a bachelor’s degree in finance from Peking University’s Guanghua Management School and a master’s degree in accounting and finance from Queen Mary University of London’s School of Business and Management.

Alex Tong is our vice president in charge of business development. Prior to joining us in September 2005, Mr. Tong worked as a general manager for the Asia Pacific region at the Royal Institution of Charted Surveyors from 2003 to 2005. Prior to that, Mr. Tong worked for Thomson Prometric in the position of executive director from 1999 to 2003 and as the managing director at Pearson NCS Hong Kong Ltd. from 1997 to 1999. Mr. Tong graduated from University of Nottingham with a bachelor’s degree in education and a master’s degree of philosophy in education and from the Chinese University of Hong Kong with an executive MBA.

B. Compensation

For the fiscal year ended March 31, 2016, we and our subsidiaries paid aggregate cash compensation of approximately RMB7.4 million ($1.1 million) to our directors and executive officers as a group, and no restricted shares were granted to directors and selected executive officers. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the 2008 Plan is 336,307 shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of March 31, 2016, 3,026,763 shares were authorized for issuance under the 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan and 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of June 20, 2016, we have granted a total of 1,904,067 share options that are outstanding under such plans, of which 801,972 have vested. The contractual term of these options is ten years. As of June 20, 2016, we have also granted 60,000 restricted shares that are unvested and outstanding and 1,621,366 restricted shares that have vested.

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

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2005 Plan terminated in 2015 and the 2008 Plan will terminate in 2018.

The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Hope Ni	50,000	$4.75	January 7, 2008	January 7, 2008	January 6, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Kevin Xiaofeng Ma	1,469,460	$2.24	February 10, 2015	February 10, 2015	February 9, 2025

Restricted shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	90,000	February 10, 2015	February 10, 2015
Andrew Yan	100,000	May 30, 2011	June 1, 2011
Hope Ni	60,000	February 16, 2012	February 17, 2012
Alec Tsui	60,000	February 16, 2012	February 17, 2012
Alex Tong	100,000	June 13, 2013	June 13, 2013

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

Terms of Directors

We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Zhilei Tong, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class B director Andrew Yan was re-elected at our 2015 annual general meeting. Our class A director Zhilei Tong and class C directors Hope Ni and Alec Tsui will retire from office and will be eligible for re-election at our 2016 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our web site, http://www.atai.net.cn. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 454, 443 and 446 employees as of March 31, 2014, 2015 and 2016, respectively. As of March 31, 2016, we had 82 employees in sales and marketing, 106 in research and development, 198 in client service and support and 60 in general and administrative functions.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 20, 2016 by:

•              each person known to us to own beneficially more than 5% of our common shares, and

•              each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma(3)	24,083,427	52.1%
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Alex Tong	*	*
Directors and Executive Officers Combined	24,503,427	52.9%
Principal Shareholders:
Joingear Limited(4)	18,427,074	40.2%
HSBC International Trustee Limited(5)	9,843,988	21.5%
Able Knight Development Limited(3)	4,998,988	10.9%
Lijun Mai(6)	4,845,000	10.6%
Cheng-Yaw Sun(7)	3,400,000	7.4%

* Beneficially owns less than 1% of our common shares.

(1) The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 20, 2016.

(2) Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 20, 2016. The total number of our common shares outstanding as of June 20, 2016 is 45,842,724.

(3) Includes (i) (a) 290,000 common shares and (b) options to purchase 367,365 common shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly-owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 61.67% and 38.33% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Education Group Limited, respectively. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(4) Includes (i) (a) 12,707,436 common shares and (b) 2,787,320 ADSs, representing 5,574,640 common shares held by Joingear Limited, based on Schedule 13D Amendment No. 1 filed jointly by Kevin Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on March 23, 2016; and (ii) (a) 100,000 common shares and (b) 22,499 ADSs, representing 44,998 common shares transferred from New Beauty Holdings Limited to Joingear Limited on April 5, 2016 and June 20, 2016, respectively. Joingear Limited is a British Virgin Islands company. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited.

(5) Based on a report provided by HSBC International Trustee Limited on June 20, 2016. Includes 4,998,988 common shares and 2,422,500 American Depositary Shares (representing 4,845,000 common shares) beneficially held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. These trusts include Able Knight Development Limited, holding 4,998,988 common shares, Mutual Step Holdings Limited, holding 822,500 American Depositary Shares (representing 1,645,000 common shares), Art Grace Development Limited, holding 800, 000 American Depositary Shares (representing 1,600,000 common shares) and Art Kind Technology Limited, holding 800, 000 American Depositary Shares (representing 1,600,000 common shares). The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

(6) Based on a Schedule 13G filed jointly by Lijun Mai, Mutual Step Holdings Limited, Magnificent Trio Company Limited, Wealth Trust, Art Kind Technology Limited, New Knight Holdings Limited, Sunrise Trust, Art Grace Development Limited, Unique Icon Limited and Value Trust on February 17, 2009. Includes 1,645,000 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly-owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(7) Based on Schedule 13D filed jointly by Cheng-Yaw Sun, Twittering World Limited and Xing Wei Institute Inc. on November 13, 2013. Includes 936,936 common shares and 531,532 ADSs (representing 1,063,064 common shares) held of record by Twittering World Limited and 1,400,000 common shares held of record by Xing Wei Institute Inc. Cheng-Yaw Sun, as sole director and shareholder of Twittering World and sole director of Xing Wei may be deemed to have sole voting and dispositive power over the Shares held of record by Twittering World Limited and Xing Wei Institute Inc.

None of our shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 20, 2016, none of our common shares were held by holders of record in the United States. However, 25,489,364 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Receivable due from shareholder

In May 2015, we terminated the VIE agreements with the nominee shareholders. The entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing for a consideration of RMB10.0 million, equaling to the amount of the registered capital of ATA Online. As a result, ATA Online became a wholly owned subsidiary of our company. The consideration was paid to the nominee shareholders. As of March 31, 2016, Mr. Haichang Xiong, transferred his consideration of RMB1.0 million to Mr. Kevin Xiaofeng Ma, and the entire consideration of RMB10.0 million will be repaid to ATA BVI by Mr. Kevin Xiaofeng Ma pursuant to the agreement between ATA BVI and the nominee shareholders.

Other receivables due from Satech

In March 2016, ATA Learning lent RMB1.0 million to Satech, an equity method accounted investee, which was repaid in full in May 2016.

Sublease of Jianwai SOHO office to Master Mind

ATA Testing subleased its Jianwai SOHO office to Master Mind, an equity method accounted investee, for a monthly rent of RMB57,548, from May 17, 2015 to May 16, 2020. We recognized the sublease income of RMB0.6 million for the year ended March 31, 2016.

ATA Testing received a rent deposit of RMB0.1 million from Master Mind for the sublease and recorded the amount in accrued expenses and other payables as of March 31, 2016.

USD1.5 million convertible notes

On March 30, 2016 and April 28, 2016, ATA purchased the convertible promissory notes of USD0.3 million and USD1.2 million issued by Brilent.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI.” The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2013	$7.45	$3.09
Fiscal year ended March 31, 2014	$6.41	$3.78
Fiscal year ended March 31, 2015	$5.53	$2.50
Fiscal year ended March 31, 2016	$7.35	$2.03

Quarterly Highs and Lows:
Quarter ended June 30, 2014	$5.53	$3.88
Quarter ended September 30, 2014	$5.22	$3.79
Quarter ended December 31, 2014	$4.80	$2.50
Quarter ended March 31, 2015	$5.00	$3.50
Quarter ended June 30, 2015	$7.35	$3.89
Quarter ended September 30, 2015	$5.89	$2.03
Quarter ended December 31, 2015	$6.80	$2.55
Quarter ended March 31, 2016	$7.32	$3.97

Monthly Highs and Lows:
December 2015	$6.80	$5.17
January 2016	$7.32	$3.97
February 2016	$5.60	$4.21
March 2016	$5.50	$4.52
April 2016	$6.91	$5.15
May 2016	$5.73	$4.41
June 2016 (through June 17, 2016)	$5.70	$4.85

On June 17, 2016, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$5.07 per ADS.

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

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2016, our Chinese subsidiaries allocated RMB36.4 million ($5.7 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2016, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 25% against the U.S. dollar over the following eight years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.5849 Renminbi per U.S. dollar on June 17, 2016, though there also have been periods when the Renminbi has lost value against the U.S. dollar.

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

ATA Inc. and ATA BVI’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation gain of RMB2.0 million ($0.3 million) which we recognized as a component of comprehensive loss as of March 31, 2016. If the Renminbi against U.S. dollar as of March 31, 2016 had further appreciated by 10% from 6.4612 to 5.8738 as of March 31, 2016, the translation loss would have increased by RMB1.0 million ($0.2 million). Further, we recognized a net foreign currency exchange loss of RMB1.5 million ($0.2 million) as a result of the remeasurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2016 had further appreciated by 10% from 6.4612 to 5.8738 as of March 31, 2016, the foreign currency exchange gain would have increased by RMB28,476 ($4,416).

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 2.6%, 2.0% and 1.4% in the years 2013, 2014 and 2015, respectively. In April 2016, the year-over-year change in China’s consumer price index was 2.3%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had not received any direct reimbursement from our depositary in the fiscal year ended March 31, 2015 and 2016.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2016 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2016 based on the criteria established in this Internal Control-Integrated Framework (2013).

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2016, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of ATA Inc. and subsidiaries as of March 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated June 24, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Beijing, China

June 24, 2016

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our web site, http://www.atai.net.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG and KPMG Huazhen LLP, our principal accountant, for the periods indicated.

	For the fiscal year ended March 31,
	2015	2016	2016
	RMB	RMB	US$
Audit fees(1)	5,049,838	6,718,279	1,041,917
Audit-related fees(2)	1,601,524	1,601,528	248,376
Tax fees(3)	316,007	321,646	49,883

(1) “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audit of our consolidated financial statements of ATA Inc. and the audits of ATA Online’s New Third Board listing and its annual financial statements.

(2) “Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2015 and 2016 involve principally the agreed-upon procedures in connection with our quarterly financial information.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(c) Total Number		(d) Maximum
				of ADSs		Approximate Dollar
	(a) Total			Purchased as Part		Value of ADSs that May
	Number	(b) Average		of		Yet
	of ADSs	Price		Publicly		Be Purchased Under the
Period	Purchased	Paid per ADS(1)		Announced Plan		Plan(1), (2)
September 30, 2015	4,910		$2.6873	4,910		$2,986,805
		RMB	(17.3277)		RMB	(19,258,919)
October 1 — October 30, 2015	90,630		$3.3611	90,630		$2,682,189
		RMB	(21.6724)		RMB	(17,294,755)
November 2 — November 20, 2015	103,046		$4.4871	103,046		$2,219,811
		RMB	(28.9328)		RMB	(14,313,341)
December 1 — December 31, 2015	181,481		$5.9861	181,481		$1,133,447
		RMB	(38.5984)		RMB	(7,308,466)
January 4 — January 26, 2016	187,065		$6.0591	187,065		$2
		RMB	(39.0691)		RMB	(13)

(1)                                     All translations from U.S. dollar to Renminbi were made at a rate of RMB6.4480 to US$1.00, which was the noon buying rate in effect as of March 31, 2016.

(2)                                     On November 1, 2012, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2013. On January 31, 2013, our board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. In the fiscal year ended March 31, 2014, we repurchased a total of 5,339 ADSs from the open market at an average price of $3.9956 per ADS pursuant to this share repurchase program. On August 5, 2014, we announced a share repurchase plan. Under the Plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through January 31, 2015. On September 24, 2015, we announced a share repurchase plan, under which we are authorized to repurchase up to US$3.0 million of our outstanding ADSs from time to time through March 31, 2016. As of January 26, 2016, we repurchased a total of 567,132 ADS from the open market at an average price of $5.2898 per ADS pursuant to this share repurchase program.

Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2016.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) Dismissal of Our Former Auditor

KPMG (the “Former Auditor”) was previously the principal accountants for our company. Our board of directors approved to dismiss the Former Auditor effective from August 11, 2015, based on recommendation from our audit committee.

The audit report of the Former Auditor on the Company’s consolidated financial statements as of and for the years ended March 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years ended March 31, 2015 and through August 11, 2015, there were no (i) disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events.

We provided a copy of the foregoing disclosure to the Former Auditor and requested the Former Auditor furnish a letter addressed to the SEC stating whether or not the Former Auditor agreed with such disclosure. A copy of the letter from the Former Auditor addressed to the SEC, dated June 24, 2016, was filed as Exhibit 23.1 hereto.

(b) Appointment of KPMG Huazhen LLP

As set forth above, on August 11, 2015, our audit committee and board of directors engaged KPMG Huazhen LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2016. During the fiscal years ended March 31, 2014 and 2015 and through August 11, 2015, neither our company, nor anyone on our behalf, had consulted KPMG Huazhen LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided to us that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary.(1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

2.4	Registration Rights Extension Agreement, dated March 5, 2013, between the Registrant and SB Asia Investment Fund II, L.P.**

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Limited and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009.**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009.**

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

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Learning (Beijing) Inc., dated March 27, 2013.***

4.15	Power of Attorney by Lin Wang in favor of ATA Learning (Beijing) Inc., dated April 3, 2013.***

4.16	Framework Agreement on Restructuring, May 20, 2015.****

8.1	List of Subsidiaries.****

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Letter from KPMG with respect to a change of auditor

23.2	Consent of KPMG Huazhen LLP

23.3	Consent of KPMG

23.4	Consent of Jincheng Tongda & Neal Law Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-148512), as amended.

**	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on September 15, 2009.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 26, 2013.

****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 24, 2015.

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

ATA INC.

/s/ Shelly Jiang
	Name:	Shelly Jiang
	Title:	Interim Chief Financial Officer

Date: June 24, 2016

S-1

ATA Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheet of ATA Inc. and subsidiaries as of March 31, 2016, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2016, and the results of their operations and their cash flows for the year ended March 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2016 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Beijing, China

June 24, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheet of ATA Inc. and subsidiaries as of March 31, 2015, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended March 31, 2014 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2015, and the results of their operations and their cash flows for the years ended March 31, 2014 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

June 24, 2015

ATA INC.

Consolidated Balance Sheets

		March 31,
	Note	2015	2016	2016
		RMB	RMB	USD
ASSETS	(2)(v)
Current assets:
Cash and cash equivalents (including cash of VIE of RMB18,397,974 as of March 31, 2015 )		240,295,371	247,667,737	38,410,009
Accounts receivable, net (including accounts receivable, net of VIE of RMB23,145,899 as of March 31, 2015 )	(3)	48,150,046	50,552,034	7,839,956
Receivable due from shareholder	(16)	—	10,000,000	1,550,868
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIE of RMB5,228,560 as of March 31, 2015 )	(4)	24,505,249	11,932,244	1,850,534
Total current assets		312,950,666	320,152,015	49,651,367

Long-term investments (including long-term investments of VIE of RMB35,729,848 as of March 31, 2015 )	(5)	35,729,848	50,685,846	7,860,708
Property and equipment, net (including property and equipment, net of VIE of RMB562,021 as of March 31, 2015 )	(6)	62,720,375	57,229,727	8,875,578
Goodwill		31,011,902	31,011,902	4,809,538
Intangible assets, net	(7)	943,769	750,895	116,454
Other assets (including other assets of VIE of RMB 8,171,895 as of March 31, 2015 )		11,887,740	10,630,745	1,648,689
Total assets		455,244,300	470,461,130	72,962,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	(2)(v)
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to ATA Inc. of RMB15,011,489 as of March 31, 2015 )	(8)	54,415,425	57,739,627	8,954,657
Deferred revenues (including deferred revenues of VIE without recourse to ATA Inc. of RMB731,490 as of March 31, 2015 )	(9)	21,742,735	16,612,164	2,576,328
Total current liabilities		76,158,160	74,351,791	11,530,985

Deferred revenues	(9)	1,763,732	1,878,751	291,369
Total liabilities		77,921,892	76,230,542	11,822,354
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 46,490,940 and 46,439,706 shares as of March 31, 2015 and 2016, respectively
Outstanding: 45,460,582 and 45,734,348 shares as of March 31, 2015 and 2016, respectively	(13)	3,513,718	3,530,704	547,566
Treasury shares—585,358 and 585,358 common shares as of March 31, 2015 and 2016, respectively, at cost	(13)	(8,201,045)	(27,737,073)	(4,301,655)
Additional paid-in capital		387,502,800	395,876,282	61,395,205
Accumulated other comprehensive loss		(27,176,682)	(25,174,129)	(3,904,176)
Retained earnings		21,683,617	47,734,804	7,403,040
Total shareholders’ equity		377,322,408	394,230,588	61,139,980
Commitments and contingencies	(17)
Total liabilities and shareholders’ equity		455,244,300	470,461,130	72,962,334

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income

		Year Ended March 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	USD
Net revenues	(10)	384,668,378	350,157,824	417,139,969	64,692,923
Cost of revenues		188,480,346	172,539,260	208,017,208	32,260,733
Gross profit		196,188,032	177,618,564	209,122,761	32,432,190

Operating expenses:
Research and development		27,673,298	36,836,338	36,529,145	5,665,190
Sales and marketing		47,259,273	45,186,175	42,645,682	6,613,784
General and administrative		71,605,616	64,759,122	78,341,173	12,149,685
Impairment of intangible assets		12,009,457	310,153	—	—
Provision for (reversal of) doubtful accounts		(3,738,232)	845,965	(127,852)	(19,828)
Total operating expenses		154,809,412	147,937,753	157,388,148	24,408,831

Other operating income		1,072,453	2,077,500	—	—
Income from operations		42,451,073	31,758,311	51,734,613	8,023,359

Other income (loss):
Share of net loss of equity method investments		—	(2,196,750)	(8,829,140)	(1,369,283)
Interest income		4,770,024	4,136,454	3,572,711	554,080
Foreign currency exchange losses, net		(49,200)	(1,067,149)	(1,505,518)	(233,486)
Total other income (loss), net		4,720,824	872,555	(6,761,947)	(1,048,689)

Earnings before income taxes		47,171,897	32,630,866	44,972,666	6,974,670

Income tax expense	(11)	19,895,462	9,575,146	18,921,479	2,934,473
Net income		27,276,435	23,055,720	26,051,187	4,040,197

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes		(766,783)	(30,753)	2,002,553	310,570
Comprehensive income		26,509,652	23,024,967	28,053,740	4, 350,767

Basic earnings per common share	(19)	0.59	0.49	0.57	0.09
Diluted earnings per common share	(19)	0.59	0.49	0.57	0.09

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares				Accumulated	Retained
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	other comprehensive loss	earnings (Accumulated deficit)	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2013	45,105,312	3,461,060	(329,357)	427,443,700	(26,379,146)	(28,648,538)	375,547,719
Net income	—	—	—	—	—	27,276,435	27,276,435
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(766,783)	—	(766,783)
Share-based compensation (Note 12)	—	—	—	10,534,910	—	—	10,534,910
Issuance of common shares with net-settlement of employee individual income tax	186,884	13,834	(567,881)	(13,834)	—	—	(567,881)
Repurchase of common shares (Note 13)	(10,678)	—	(132,528)	—	—	—	(132,528)
Balance as of March 31, 2014	45,281,518	3,474,894	(1,029,766)	437,964,776	(27,145,929)	(1,372,103)	411,891,872
Net income	—	—	—	—	—	23,055,720	23,055,720
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(30,753)	—	(30,753)
Share-based compensation (Note 12)	214,314	—	2,983,072	4,128,244	—	—	7,111,316
Issuance of common shares with net-settlement of employee individual income tax	577,064	38,824	(1,792,215)	3,814,809	—	—	2,061,418
Repurchase of common shares (Note 13)	(612,314)	—	(8,362,136)	—	—	—	(8,362,136)
Special cash dividend (Note 14)	—	—	—	(58,405,029)	—	—	(58,405,029)
Balance as of March 31, 2015	45,460,582	3,513,718	(8,201,045)	387,502,800	(27,176,682)	21,683,617	377,322,408
Net income	—	—	—	—	—	26,051,187	26,051,187
Foreign currency translation adjustment, net of nil tax	—	—	—	—	2,002,553	—	2,002,553
Share-based compensation (Note 12)	—	—	—	9,164,822	—	—	9,164,822
Issuance of common shares with net-settlement of employee individual income tax	273,766	16,986	—	(791,340)	—	—	(774,354)
Repurchase of common shares (Note 13)	—	—	(19,536,028)	—	—	—	(19,536,028)
Balance as of March 31, 2016	45,734,348	3,530,704	(27,737,073)	395,876,282	(25,174,129)	47,734,804	394,230,588

Balance as of March 31, 2016-USD		547,566	(4,301,655)	61,395,205	(3,904,176)	7,403,040	61,139,980

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Cash flows from operating activities:

Net income	27,276,435	23,055,720	26,051,187	4,040,197
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) doubtful accounts	(3,738,232)	845,965	(127,852)	(19,828)
Impairment of intangible assets	12,009,457	310,153	—	—
Depreciation and amortization	10,754,370	7,583,790	8,611,508	1,335,532
Loss (gain) from disposal of property and equipment	429,642	734	(54,955)	(8,523)
Share-based compensation	10,534,910	7,111,316	9,164,822	1,421,342
Deferred income tax expense (benefit)	(717,083)	(849,689)	7,053,724	1,093,940
Share of losses of equity method investments	—	2,196,750	8,829,140	1,369,283
Foreign currency exchange loss	—	997,149	2,023,109	313,758
Changes in operating assets and liabilities, net of effect of acquisition:
Restricted cash	(2,700,000)	2,700,000	—	—
Accounts receivable	(12,790,125)	19,357,064	(2,274,136)	(352,689)
Prepaid expenses and other current assets	(132,091)	(893,856)	(1,129,761)	(175,212)
Other assets	(1,539,462)	(7,574,162)	29,514	4,577
Income tax payable	(1,743,871)	(11,258,806)	7,244,175	1,123,476
Accrued expenses and other payables	(858,078)	(10,657,651)	4,099,848	635,833
Deferred revenues	557,888	12,927,758	(5,015,552)	(777,846)
Net cash provided by operating activities	37,343,760	45,852,235	64,504,771	10,003,840

Cash flows from investing activities :
Cash paid for property and equipment	(4,150,169)	(14,836,069)	(3,086,987)	(478,751)
Cash receipt from property and equipment disposal	17,690	30,490	67,830	10,520
Payment for XingWei acquisition, net of cash acquired	(9,826,706)	—	—	—
Cash paid for long-term investments	—	(37,953,864)	(23,782,307)	(3,688,323)
Cash paid to shareholder(Note 16)	—	—	(10,000,000)	(1,550,868)
Net cash used in investing activities	(13,959,185)	(52,759,443)	(36,801,464)	(5,707,422)

Cash flows from financing activities :
Cash paid for employee individual income tax for net-settlement of vested shares	(567,881)	(853,404)	(774,354)	(120,092)
Cash paid for repurchase of common shares	(132,528)	(8,362,136)	(19,536,028)	(3,029,781)
Proceeds from exercise of share options	—	3,903,952	—	—
Special cash dividend	—	(58,349,122)	—	—
Net cash used in financing activities	(700,409)	(63,660,710)	(20,310,382)	(3,149,873)

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(766,783)	(1,083,809)	(20,559)	(3,188)
Net increase (decrease) in cash	21,917,383	(71,651,727)	7,372,366	1,143,357
Cash and cash equivalents at beginning of year	290,029,715	311,947,098	240,295,371	37,266,652
Cash and cash equivalents at end of year	311,947,098	240,295,371	247,667,737	38,410,009

Supplemental disclosures of cash flow information :
Cash paid for income tax	22,590,270	23,104,750	14,308,992	2,219,136
Cash refunded for income tax	(233,853)	(1,421,109)	(9,685,409)	(1,502,080)
Non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other payables	—	146,126	—	—

See accompanying notes to consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements

(1)              DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company”), through its wholly-owned subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), Xing Wei Institute (Hong Kong) Limited (“Xing Wei”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Beijing JinDiXin Software Technology Limited (“Beijing JDX”), ATA Learning (Beijing) Inc. (“ATA Learning”), Zhong Xiao Zhi Xing Education Technology Company Limited (“Zhongxiao Zhixing”), and ATA Online (Beijing) Education Technology Limited (“ATA Online”) (collectively, referred to as the “Group”), provides computer-based testing services, online education services and other related services in the People’s Republic of China (the “PRC”). Prior to May 20, 2015, the Group had no legal ownership interest in ATA Online but had control over ATA Online through a series of contractual agreements as further in note 2(v) below.

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

Revenue concentration

For the years ended March 31, 2014, 2015 and 2016, RMB250.3 million, RMB246.2 million and RMB301.5 million, representing 65.1%, 70.3% and 72.3% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations is affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	%

The Chinese Institute of Certified Public Accountants	61,654,948	16.0%	64,944,327	18.5%	76,485,306	18.3%
Securities Association of China	64,057,268	16.7%	66,847,350	19.1%	67,045,689	16.1%
China Banking Association	67,516,046	17.6%	64,169,577	18.3%	61,190,087	14.7%

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable, net are as follows:

	March 31,
	2015		2016
	RMB	%	RMB	%
Asset Management Association of China	—	—	13,243,230	26.2%
The Chinese Institute of Certified Public Accountants	—	—	6,069,096	12.0%
Securities Association of China	21,601,986	44.9%	—	—

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents balances include deposits in:

	March 31,
	2015	2016
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	190,964,354	236,843,121
— Denominated in United Stated Dollars (“USD”)	721	723

Total cash and cash equivalents balances held at mainland PRC financial institutions	190,965,075	236,843,844

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	43,214,291	—
— Denominated in Hong Kong Dollar	33,442	20,873
— Denominated in USD	5,973,846	10,502,056
— Denominated in Great Britain Pound	108,717	300,964

Total cash balances held at HKSAR financial institutions	49,330,296	10,823,893

Total cash and cash equivalents balances held at financial institutions	240,295,371	247,667,737

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB500,000. The bank deposits with financial institutions in the HK SAR are insured by the government authority up to HK$500,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HK SAR with acceptable credit rating.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(2)                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and, prior to May 20, 2016, its variable interest entity, or VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)                 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments, the plans for indefinite reinvestment of undistributed earnings of the PRC subsidiaries in PRC, the collectability of accounts receivable, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, goodwill and equity method investments, and with respect to revenue recognition and the expected licensing period for perpetual licenses. Actual results could differ from those estimates.

(d)                 Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company, ATA BVI and Xing Wei’s functional currency is the USD. The functional currency of the Company’s PRC subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of comprehensive income in the line item “Foreign currency exchange losses, net.”

Assets and liabilities of the Company, ATA BVI and Xing Wei are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive loss within equity. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, the 2016 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.4480, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2016.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(e)                  Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)                    Fair value measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in an orderly transaction and principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

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

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2015 and 2016, respectively.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, and accrued expenses and other payables, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(g)                 Revenue recognition

The Group’s revenues are principally derived from the provision of testing services and online education services. The Group recognizes revenues when all of the following have occurred:

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

ii)                     Online education services

The Group derives online education revenues from online education services.

The Group sells online training to end users directly or through distributors on a consignment basis. The online training entitles end users to access online education services during a specified service period, which normally ranges between 90 to 365 days from activation.

Online training revenue is recognized on a straight-line basis over the service period commencing at the point of time the user’s access to the online training is activated. If the online training sold to end users is not activated before the expiration date, related online service revenue is recognized on the expiration date. For online training granted with fixed online hours, the Group recognized revenue in proportion of the actual hours taken with the total hours.

The Group is not contractually obligated to accept, nor has the Group historically accepted, returns from end users.

iii)                  Other revenue

a)             Licensing fees from authorized test centers

The Group receives a fixed fee for a perpetual license that provide authorized test centers the right to use the Group’s brand name and e-testing platform.

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

d)             Operating leases

The Group recognized the revenue from operating lease on a straight-line basis over the lease term.

iv)                 Business tax and value added tax (“VAT”)

Revenue is recognized net of business taxes at the rate of 5% of gross revenues or VAT at the rate of 3% or 6% of gross revenues. Business tax and VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.

(h)                 Cost of revenues

Cost of revenues consists primarily of cost of test monitoring, royalty fees for IT vendors and test sponsor licensing arrangements, payroll compensation, and other related costs, which are directly attributable to the rendering of services and delivery of goods.

The test monitoring costs are recognized upon completion of examinations based on actual number of test takers. Royalty fees are recognized as cost of revenues based on actual usage according to contract provisions.

The test monitoring costs and royalty fees for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB

Test monitoring costs	124,427,159	113,042,449	142,116,286
Royalty fees	14,850,125	4,991,524	4,823,101

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

(k)                 Share-based payment

The Group measures the cost of employee share options and nonvested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and nonvested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification of the terms and conditions of an award of equity instruments, the Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

(m)              Accounts receivable

Accounts receivable are recognized at invoiced amounts, less an allowance for uncollectible accounts, if any.

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

(n)             Long-term investments

Equity method investments

The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as share of income (losses) of equity method investments in the consolidated statements of comprehensive income.

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

Available-for-sale investments

The Group’s investments in convertible notes are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income.

(o)                 Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives on the straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	5 years
Software	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	The shorter of lease terms and estimated useful lives

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(p)                 Intangible assets

Intangible assets acquired are initially recognized and measured at fair value. Intangible assets other than contracts in progress are amortized on a straight-line basis over their respective estimated useful lives, which range from 5 to 12 years.

The Group has no intangible assets with indefinite useful lives.

(q)                 Impairment of long-lived assets, excluding goodwill

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Group recognized an impairment loss of intangible assets of RMB 12,009,457, RMB 310,153 and RMB nil for the years ended March 31, 2014, 2015 and 2016, respectively.

(r)                   Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually based on its identified reporting units, which are defined as reportable segments or groupings of businesses one level below the reportable segment level. The Group performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2014, 2015 and 2016 are allocated to the following expense items:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Cost of revenues	5,375,566	5,597,846	6,334,414
Research and development	4,960,632	5,563,607	5,810,237
Sales and marketing	3,511,656	4,045,878	4,169,401
General and administrative	2,568,027	2,870,561	2,583,837
Total expense due to employee benefit plans	16,415,881	18,077,892	18,897,889

(t)            Earnings per share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights in undistributed earnings. The Company’s nonvested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid).

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(v)       Variable interest entity (“VIE”)

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its foreign subsidiaries are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. Prior to July 2015, ATA Online had an ICP license for the provision of ICP services in the PRC. However, no ICP services were provided by ATA Online for the years ended March 31, 2014, 2015 and 2016.

Prior to May 20, 2015, the Group had no legal ownership interest in ATA Online but had control over ATA Online through a series of contractual agreements as further described below. Prior to April 2015, the legal ownership interests of ATA Online were held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder and chairman and Mr. Walter Lin Wang, the Company’s co-founder and director. In April 2015, Mr. Walter Lin Wang transferred all of his equity in ATA Online to Mr. Haichang Xiong, our general counsel.

In May 2015, the Company decided to list ATA Online on the National Equities Exchange and Quotations System in the PRC. In preparation for the listing of ATA Online in the PRC, the contractual arrangements were terminated and the entire equity interests of ATA Online were transferred from Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong (the nominee shareholders) to ATA Learning and Zhongxiao Zhixing on May 20, 2015 at the consideration of RMB10 million determined based on the registered capital of ATA Online. As a result, ATA Online became a wholly equity-owned subsidiary of the Company. The consideration was paid to the nominee shareholders. As of March 31, 2016, Mr. Haichang Xiong has transferred his consideration of RMB 1 million to Mr. Kevin Xiaofeng Ma, and the total amount of RMB 10 million will be repaid to ATA BVI by Mr. Kevin Xiaofeng Ma. Further, ATA Online has de-registered its ICP license in July 2015 to be in compliance with PRC regulations.

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

Although the Company did not have an equity investment in ATA Online, the Company had other variable interests in ATA Online through, among others, (i) the Company’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang (used by them to finance their equity investment in ATA Online) and other subordinated loans to ATA Online, (ii) the Company’s right, under the loan agreement, to receive all the dividends declared by ATA Online through its equity holders and (iii) the Company’s exclusive purchase option to acquire (or to have the Group’s designee acquire) 100% of the equity interest or assets in ATA Online for a consideration equal to the loans provided by the Group to Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang, to the extent permitted under PRC law. As a result of these variable interests, the Company had the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Online.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Through the VIE Agreements, the Company had a controlling financial interest in ATA Online because the Company had (i) the power to direct activities of ATA Online that most significantly impact the economic performance of ATA Online ( refer to the “Power of attorney agreement”); and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Online that could potentially be significant to ATA Online(refer to the “Call option and cooperation agreement”).

The termination of the VIE Agreements and the transfer of equity interests of ATA Online from the nominee shareholders to the Group had no impact on the Group’s controlling financial interest in ATA Online. Accordingly, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements for the years ended March 31, 2014, 2015 and 2016. All of the equity (net assets) and net incomes or losses of ATA Online are attributed to the Company; therefore, no non-controlling interest in ATA Online is presented in the Company’s consolidated financial statements.

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

Upon termination of the VIE Agreement in May 2015, the nominee shareholders received RMB10 million from the transfer of the legal ownership interests in ATA Online to ATA Learning and Zhongxiao Zhixing in November 2015. Such proceeds will be repaid to ATA BVI based on the agreement with the nominee shareholders.

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

For the years ended March 31, 2014, 2015 and 2016, ATA Learning billed RMB 8.0 million, RMB 18.0 million and RMB nil to ATA Online based on the technical support agreement and strategic consulting service agreement.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders have pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. .

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

The VIE Agreements were terminated in May 2015. The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position as of March 31, 2015, and results of operations and cash flows for the years ended March 31, 2014 and 2015 as indicated below.

The assets and liabilities of ATA Online as of March 31, 2015 and the net revenue and net income and cash flows for the years ended March 31, 2014 and 2015 are as follows:

March 31, 2015
RMB

Cash	18,397,974
Accounts receivable, net	23,145,899
Prepayment and other current assets	5,228,560
Amounts due from related parties	25,159
Total current assets	46,797,592
Equity method investments	35,729,848
Property and equipment, net	562,021
Other assets	8,171,895
Total assets	91,261,356

Accrued expenses and other payables	15,011,489
Amounts due to related parties	19,436,997
Deferred revenue	731,490
Total current liabilities and total liabilities	35,179,976

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year ended March 31,
	2014	2015
	RMB	RMB

Net revenue	100,204,186	154,454,044
Net income	13,224,130	21,951,065

	Year ended March 31,
	2014	2015
	RMB	RMB
Net cash provided by operating activities	21,829,320	22,655,696
Net cash used in investing activities	(249,904)	(37,956,001)
Net cash used in financing activities	—	—

Amounts due from related parties represent the amount due from ATA BVI, ATA Learning and ATA Testing, which are eliminated in consolidation.

Amounts due to related parties represent the amount due to ATA BVI, ATA Learning and ATA Testing, which are eliminated in consolidation.

All of the assets of ATA Online can be used only to settle obligations of ATA Online. None of the assets of ATA Online has been pledged or collateralized. The creditors of ATA Online do not have recourse to the general credit of ATA BVI or the Company.

(w)       Recently issued accounting standards

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes - Balance Sheet Classification of Deferred Taxes. The ASU requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for annual reporting periods in fiscal years beginning after December 15, 2016. Early adoption is permitted at the beginning of an annual period and requires either a prospective or retrospective approach to adoption. The Group is currently evaluating the impact ASU 2015-17 will have on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Codification (“ASC”) Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. The Group is currently evaluating the impact ASU 2016-02 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The ASU simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. The ASU will be effective for the annual reporting periods beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. The Group is currently evaluating the impact ASU 2016-09 will have on its consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(3)      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2015	2016
	RMB	RMB
Accounts receivable	53,153,164	55,427,300
Less: allowance for doubtful accounts	(5,003,118)	(4,875,266)
Accounts receivable, net	48,150,046	50,552,034

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2014, 2015 and 2016 is as follows:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	35,005,069	4,688,433	5,003,118
Additions charged to (reversal of) provision for doubtful accounts	(3,738,232)	845,965	(127,852)
Write-off of accounts receivable	(26,578,404)	(531,280)	—
Ending allowance for doubtful accounts	4,688,433	5,003,118	4,875,266

(4)         PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2015	2016
	RMB	RMB
Income tax receivable	7,876,523	—
Deferred income tax assets (note 11)	9,490,107	3,663,864
Advances to employees	1,432,927	982,530
Other current assets	5,705,692	7,285,850
Total prepaid expenses and other current assets	24,505,249	11,932,244

(5)         LONG-TERM INVESTMENTS

Equity method investments

	March 31,
	2015	2016
	RMB	RMB
Beijing Zhishang Education Technology Ltd.	12,396,725	7,701,753
Master Mind Education Company	17,543,789	27,534,547
Beijing Satech Internet Educational Technology Ltd.	5,789,334	4,520,146
Brilent Inc.	—	8,991,040
Total equity method investments	35,729,848	48,747,486

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In August 2014, ATA Online made a 45% equity interest investment to establish Beijing Zhishang Education Technology Ltd. (“Zhishang”), an online professional training provider based in the PRC, by paying cash of RMB 13,500,000. The other shareholder of Zhishang is New Oriental Education & Technology Group. ATA online accounted for the investment under the equity method. ATA online recognized its share of loss from this equity investment of RMB 1,103,275 and RMB 4,694,972 for the year ended March 31, 2015 and 2016, respectively.

In December 2014, ATA Online made a 33% equity interest investment in Master Mind Education Company (“Master Mind”), a digital service provider for K-12 after-school tutoring institute based in the PRC, by paying cash of RMB 18,453,864 in December 2014, and RMB 12,302,000 in June 2015. Pursuant to the investment agreement, should Master Mind’s 1) net revenue in the year ending March 31, 2017 is less than or equal to RMB 157,000,000, 236,000,000 and 315,000,000, and 2) valuation by the new investor by March 31, 2017 is below USD 25,000,000, the Company’s equity interest in Master Mind will increase by 18%, 12% and 6% respectively without consideration by way of other shareholders’ contribution to the Company ratably. The Company accounted for its 33% equity interest in Master Mind under the equity method and will recognize any additional equity interest when it is realized. The Company recognized its share of loss from this equity investment of RMB 882,809 and RMB 2,314,074 for the year ended March 31, 2015 and 2016, respectively.

In January 2015, ATA Online made a 20% equity interest investment in Beijing Satech Internet Educational Technology Ltd. (“Satech”), an online SAT learning platform provider based in the PRC, by paying cash of RMB 6,000,000. Pursuant to the investment agreement with Satech, should Satech’s 1) net revenue in the year ending March 31, 2017 is less than or equal to RMB 55,000,000, and 2) valuation by the new investor by March 31, 2017 is below RMB 60,000,000, the Company’s equity interest in Satech will increase by 31% without consideration by the way of other shareholders’ contribution to the Company ratably . The Company accounted for its 20% equity interest in Satech under the equity method and will recognize any additional equity interest when it is realized. The Company recognized its share of loss from this equity investment of RMB 210,666 and RMB 1,269,187 for the year ended March 31, 2015 and 2016, respectively.

In September 2015, ATA BVI entered into an agreement to purchase 2,156,721 Series AA Preferred Shares issued by Brilent Inc. (“Brilent”) at a price of $0.6955 per Series AA Preferred Shares with a total consideration of USD1.5 million. Brilent is a service provider with an easy to use SaaS (Software as a Service) based in the United State. ATA BVI held 15.47% equity interest of Brilent and one board seat out of six as of March 31, 2016. The investment is accounted for under the equity method as ATA BVI is able to exercise significant influence through its board seat. The Company recognized its share of loss from this equity investment of RMB 550,907 for the year ended March 31, 2016.

The summarized financial information of the equity method investments were as follows:

	Zhishang		Other equity method investments
	March 31,		March 31,
	2015	2016	2015	2016
	RMB	RMB	RMB	RMB
Current assets	28,296,240	16,915,455	21,934,816	30,555,039
Non current assets	445,861	1,519,523	299,538	588,119
Current liabilities	1,193,824	1,319,972	7,532,973	4,300,511
Equity	27,548,277	17,115,006	14,701,381	26,842,647

	Zhishang		Other equity method investments
	Year ended March 31,		Year ended March 31,
	2015	2016	2015	2016
	RMB	RMB	RMB	RMB
Net revenue	—	5,910	143,100	612,939
Cost and operating expenses	2,577,214	11,813,664	3,881,674	26,771,669
Loss before income taxes	(2,451,723)	(10,433,271)	(3,730,703)	(24,963,580)
Net loss	(2,451,723)	(10,433,271)	(3,730,703)	(24,963,580)

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Available-for-sale investment

On March 24, 2016, ATA BVI entered into a convertible promissory notes (“the Notes”) purchase agreement with Brilent pursuant to which Brilent will issue up to USD2,500,000 of the Notes to certain investors including ATA BVI. On March 30, 2016, Brilent issued the Notes to ATA BVI in the principal amount of USD300,000 (RMB1,938,360) at a 6% interest rate per annum, in exchange of cash of USD300,000. The Notes is due and payable 24 months from issuance. If a qualified financing occurs on or prior to the maturity date of the Notes, the Notes and all accrued and unpaid interest on the Notes shall convert, at ATA BVI’s option, into the qualified financing securities at the 75% of the qualified financing security purchase price subject to certain adjustment. The Company determined the fair value of the Notes as of March 31, 2016 is USD300,000 (RMB1,938,360).

(6)   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2015	2016
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	26,720,083	27,972,606
Furniture, fixtures and office equipment	2,312,815	2,358,500
Software	15,473,639	15,833,639
Motor vehicles	2,277,113	2,401,570
Leasehold improvements	15,514,264	16,118,799
	115,347,127	117,734,327
Less: accumulated depreciation and amortization	(52,626,752)	(60,504,600)
Property and equipment, net	62,720,375	57,229,727

Total depreciation expense recognized for the years ended March 31, 2014, 2015 and 2016 is allocated to the following expense items:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB

Cost of revenues	1,774,066	2,218,458	2,923,170
Research and development	727,821	199,886	879,228
Sales and marketing	460,870	464,404	514,458
General and administrative	4,863,051	4,162,029	4,101,778
Total depreciation expense	7,825,808	7,044,777	8,418,634

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(7)   INTANGIBLE ASSETS, NET

The following table summarizes the Company’s intangible assets, as of March 31, 2015 and 2016.

	March 31, 2015
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(659,166)	—	640,834	12
Training platform	422,700	(119,765)	—	302,935	5
Contracts in progress (i)	1,225,380	(915,227)	(310,153)	—	—
Total intangible assets	2,948,080	(1,694,158)	(310,153)	943,769

	March 31, 2016
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(767,500)	—	532,500	12
Training platform	422,700	(204,305)	—	218,395	5
Total intangible assets	1,722,700	(971,805)	—	750,895

(i)  Contracts in progress of RMB 569,087 and RMB 346,140 recognized at the acquisition date was deducted from the billing upon completion of certain contracts as of March 31, 2014 and 2015. The Company recognized an impairment charge of RMB 310,153 upon the cancellation of certain contracts during the year ended March 31, 2015.

Amortization expenses for intangible assets recognized as cost of revenues were RMB 2,359,475, RMB 192,873 and RMB 192,874 for the years ended March 31, 2014, 2015 and 2016, respectively.

As of March 31, 2016, the estimated amortization expense for the next five years is as follows:

March 31
RMB
2017	192,873
2018	192,873
2019	157,648
2020	108,333
2021	99,168

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(8)  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2015	2016
	RMB	RMB
Business tax, value-added tax and other taxes payable	4,377,930	3,851,923
Accrued payroll and welfare	13,748,579	14,524,290
Accrued test monitoring fees	12,235,005	14,702,303
Royalty fees payable	1,409,520	532,185
Income taxes payable	3,676,704	3,044,352
Other current liabilities	18,967,687	21,084,574
Total accrued expenses and other payables	54,415,425	57,739,627

Other current liabilities as of March 31, 2015 and 2016 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses.

(9)   DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31,
	2015	2016
	RMB	RMB
Testing services	19,223,983	14,611,826
Online education services	578,640	223,821
Other revenue — licensing fees from authorized test centers	2,425,333	2,451,093
Other revenue — others	1,278,511	1,204,175
Total deferred revenues	23,506,467	18,490,915

Representing:
Current deferred revenues	21,742,735	16,612,164
Non-current deferred revenues	1,763,732	1,878,751

(10)   NET REVENUES

The components of net revenues for the years ended March 31, 2014, 2015 and 2016 are as follows:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Testing services	358,837,352	319,055,019	384,799,721
Online education services	5,949,183	5,710,827	4,896,879
Other revenue	19,881,843	25,391,978	27,443,369
Net revenues	384,668,378	350,157,824	417,139,969

Other revenue primarily includes licensing fees from authorized test centers, test development services, test certificate services, test administration software product sales and operating lease income. The net revenues from product sales are RMB 569,579, RMB 1,252,673 and RMB 490,152 for the years ended March 31, 2014, 2015 and 2016, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(11)  INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2016. Accordingly, no provision for Hong Kong profit tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. ATA Testing’s applicable income tax rate from January 1, 2017 onwards will be 25% unless it can re-qualify as HNTE.

In December 2009, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities that they qualified as HNTEs. The certificates entitled them to the preferential income tax rate of 15% effectively retroactively from January 1, 2009 to December 31, 2011. In May and July 2012, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, ATA Learning, ATA Online and Beijing JDX received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. ATA Learning, ATA Online and Beijing JDX applicable income tax rate from January 1, 2018 onward will be 25% unless they can re-qualify as HNTE.

Zhongxiao Zhixing, a PRC subsidiary of Xing Wei, is subject to an income tax rate of 25%.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2016, the Company has not provided for income taxes on earnings of RMB 178,562,047 generated by its PRC consolidated entities since January 1, 2008 as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 17,856,205.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The earnings (losses) before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(18,615,565)	(15,524,612)	(23,126,473)
PRC	65,782,659	48,142,932	68,147,366
Hong Kong	4,803	12,546	(48,227)
Earnings before income taxes	47,171,897	32,630,866	44,972,666

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income consists of the following:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
PRC
Current expense	9,312,545	10,424,835	11,867,755
Deferred expense (benefit)	(717,083)	(849,689)	7,053,724
Dividend withholding tax	11,300,000	—	—
Total income tax expense	19,895,462	9,575,146	18,921,479

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2014, 2015 and 2016 to earnings before income taxes due to the following:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Computed “expected” income tax expense	11,792,976	8,157,716	11,243,167
Increase (decrease) in valuation allowance	737,572	1,307,368	16,146,033
Preferential income tax rate	(6,208,364)	(4,922,088)	(7,911,837)
Entities not subject to income tax	2,018,962	2,100,188	3,502,469
Non-deductible expenses
Entertainment	972,624	1,225,250	792,099
Share-based compensation	2,633,728	1,777,829	2,291,206
Bad debt loss	462,751	1,383,597	(31,963)
Impairment of ETS TOEIC license	3,002,364	—	—
Tax rate differential	(4,213,407)	5,629,196	(3,974,403)
Dividend withholding tax	11,300,000	—	—
Additional deduction of research and development costs	(2,805,937)	(8,489,742)	(4,900,698)
Other	202,193	1,405,832	1,765,406
Actual income tax expense	19,895,462	9,575,146	18,921,479

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows.

	March 31,
	2015	2016
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	10,228,873	20,326,608
Share of loss of equity method investments	164,021	1,112,843
Property and equipment, net	1,091,914	70,475
Accrued expenses and other payables	3,375,252	2,375,267
Total gross deferred income tax assets	14,860,060	23,885,193
Less: valuation allowance	(3,882,555)	(20,028,588)
Net deferred income tax assets	10,977,505	3,856,605
Deferred income tax liabilities:
Customer relationships	160,243	114,202
Training platform	75,734	54,599
Total gross deferred income tax liabilities	235,977	168,801
Net deferred income tax assets	10,741,528	3,687,804

	March 31,
	2015	2016
	RMB	RMB
Current deferred income tax assets, included in prepaid expenses and other current assets	9,490,107	3,663,864
Non-current deferred income tax assets, included in other assets	1,251,421	23,940
Net deferred income tax assets	10,741,528	3,687,804

The movements of the valuation allowance are as follows:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB

Balance at the beginning of the year	921,751	2,575,187	3,882,555
Additions from Xing Wei Group acquisition	915,864	—	—
Additions of valuation allowance excluding acquisition	737,572	1,307,368	16,146,033
Balance at the end of the year	2,575,187	3,882,555	20,028,588

As of March 31, 2016, the valuation allowance of RMB 20,028,588 was related to the deferred income tax assets of PRC entities which were in loss position. As of March 31, 2016, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2016 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2016, the Group had tax loss carry forwards for PRC income tax purpose of RMB 88,264,251, of which RMB nil, RMB nil, RMB 4,996,057, RMB 5,438,101, RMB 41,987,572 and RMB 35,842,521 will expire if unused by December 31, 2016, 2017, 2018, 2019, 2020 and 2021, respectively.

For the years ended March 31, 2014, 2015 and 2016, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2011.

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares. The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). As of March 31, 2016, 3,026,763 shares were reserved for issuance under the 2008 Plan.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

In April 2015, the Company extended the exercise period of vested share options of certain employees for an additional six months. The modification resulted in additional compensation expense of RMB 1,635,726 for the year ended March 31, 2016. All of these share options were expired without any exercise as of March 31, 2016.

A summary of the shares options activities for the years ended March 31, 2014, 2015 and 2016 is presented below:

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	years	USD
Outstanding as of March 31, 2013	2,747,342	2.84
Granted	1,469,460	2.50
Exercised	—	—
Forfeited	—	—
Expired	(2,135)	2.69
Outstanding as of March 31, 2014	4,214,667	2.72
Granted	1,469,460	2.24
Exercised	(300,000)	2.12
Forfeited	(1,102,095)	2.50
Expired	(396,365)	2.58
Outstanding as of March 31, 2015	3,885,667	2.66
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(1,981,600)	2.72
Outstanding as of March 31, 2016	1,904,067	2.61
Vested and expected to vest as of March 31, 2016	1,904,067	2.61	7.11	521,658
Exercisable as of March 31, 2016	801,972	3.11	4.64	130,415

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2016, was determined based on the closing price of the Company’s common shares on March 31, 2016.

The total intrinsic value of options exercised during the years ended March 31, 2015 and 2016 was USD 46,500 and nil respectively.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Information relating to options outstanding and exercisable as of March 31, 2016 is as follows:

Options outstanding as of March 31, 2016			Options exercisable as of March 31, 2016
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
250,000	3.60	0.6	250,000	3.60	0.6
77,000	3.60	1.7	77,000	3.60	1.7
100,000	4.75	1.5	100,000	4.75	1.5
7,607	2.69	2.9	7,607	2.69	2.9
1,469,460	2.24	8.9	367,365	2.24	8.9
1,904,067	2.61	7.11	801,972	3.11	4.64

The Company calculated the fair value of the share options on the grant date, and for the year- ended March 31, 2016, the modification date, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended March 31,
	2014	2015	2016

Expected dividend yield	0%	0%	0%
Expected volatility	75%	71%	50%
Expected term	6.25	6.25	0.25
Risk-free interest rate (per annum)	1.77%	1.70%	0.72%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant or modification.

Compensation expense for share options of RMB 3,946,384, RMB 984,595 and RMB 8,040,512 was recognized for the years ended March 31, 2014, 2015 and 2016.

As of March 31, 2016, RMB 5,934,262 of total unrecognized compensation expense related to nonvested share options is expected to be recognized over a weighted average period of approximately 2.90 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Nonvested shares

A summary of the nonvested shares activities for the years ended March 31, 2014, 2015 and 2016 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2013	895,000	4.633
Granted	280,000	2.145
Vested	(265,000)	4.963
Forfeited	(100,000)	2.015
Outstanding at March 31, 2014	810,000	3.989
Granted	—	—
Vested	(335,000)	4.380
Forfeited	(30,000)	2.145
Outstanding at March 31, 2015	445,000	3.819
Granted	—	—
Vested	(325,000)	4.437
Forfeited	—	—
Outstanding at March 31, 2016	120,000	2.145

The total fair value of shares vested during the years ended March 31, 2014, 2015 and 2016, was USD 560,975, USD 821,250 and USD 831,375 respectively.

Upon the vesting of the nonvested shares, the Company withholds the shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended March 31, 2014, 2015 and 2016, the Company withheld 51,676, 54,000 and 51,234 vested shares upon the vesting of the nonvested shares to satisfactory the minimum tax withholding obligation.

Compensation expense recognized for nonvested shares for the years ended March 31, 2014, 2015 and 2016 is allocated to the following expense items:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Cost of revenues	228,854	164,741	90,002
Research and development	336,869	179,186	75,834
Sales and marketing	454,503	295,519	150,420
General and administrative	5,568,300	5,487,275	808,054
Total share based compensation expense	6,588,526	6,126,721	1,124,310

As of March 31, 2016, RMB 288,145 of total unrecognized compensation expense related to nonvested shares is expected to be recognized over a weighted average period of approximately 1.20 years.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(13)       COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD5 million worth of its issued and outstanding American Depository Shares (“ADS”) in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. The Company’s board of directors approved a share repurchase program on August 5, 2014 to repurchase up to USD5 million worth of its issued and outstanding ADSs in open-market through January 31, 2015. The Company’s board of directors approved a share repurchase program on September 24, 2015 to repurchase up to USD3 million worth of its issued and outstanding ADSs in open-market through March 31, 2016. For the years ended March 31, 2014, 2015 and 2016, the Company repurchased 10,678, 612,314 and 1,134,264 common shares at a repurchase price of RMB 132,528, RMB 8,362,136 and RMB 19,536,028, respectively.

(14)       SPECIAL CASH DIVIDENDS

On May 30, 2014, the Company’s board of directors declared a special cash dividend of USD0.205 per common share, or USD0.41 per ADS. The total amount of cash distributed in the dividend was USD9.5 million (RMB 58,349,122) and was paid by cash in July 2014.

(15)       STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2015 and 2016, the PRC consolidated entities had appropriated RMB 26,389,274 and RMB 36,431,792, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(16)       RELATED PARTY TRANSACTIONS

(a) Receivable due from shareholder

In May 2015, the Group terminated the VIE agreements with the nominee shareholders. The entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing for a consideration of RMB 10,000,000, equaling to the amount of the registered capital of ATA Online. As a result, ATA Online became a wholly owned subsidiary of the Group. The consideration was paid to the nominee shareholders. As of March 31, 2016, Mr. Haichang Xiong, has transferred his consideration of RMB 1,000,000 to Mr. Kevin Xiaofeng Ma, and the total amount of RMB 10,000,000 will be repaid to ATA BVI by Mr. Kevin Xiaofeng Ma based on the agreement between ATA BVI and the nominee shareholders.

(b) Other receivables due from Satech

In March 2016, ATA Learning lent RMB 1,000,000 to Satech, an equity method accounted investee, which was repaid in full in May 2016.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(c) Sublease of Jianwai SOHO office to Master Mind (note 18)

ATA Testing subleased its Jianwai SOHO office to Master Mind, an equity method accounted investee, for a monthly rent of RMB 57,548, from May 17, 2015 to May 16, 2020. The Group recognized the sublease income of RMB 575,483 for the year ended March 31, 2016.

ATA Testing received a rent deposit of RMB 115,097 from Master Mind for the sublease and recorded the amount in accrued expenses and other payables as of March 31, 2016.

(d) USD300,000 convertible note (note 5)

On March 30, 2016, ATA purchased a convertible promissory note of USD300,000 issued by Brilent.

(17)       COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of two to six years.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2016 are:

Minimum
Lease Payments Amount
RMB
Year ended March 31:
2017	11,515,853
2018	13,312,011
2019	10,410,049
2020	10,925,938
2021	1,409,891
47,573,742

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2014, 2015 and 2016 were RMB 7,848,918, RMB 14,096,009 and RMB 12,803,338 respectively.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(b) Purchase commitments

On August, 11, 2011, the Group entered into an agreement with a vender granting the Group a license to distribute the vendor’s test related products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice subject only that the earliest termination date may not be before the fifth anniversary of this agreement unless either party is in breach of this agreement. The future minimum payments under the non-cancelable purchase agreement as of March 31, 2016 are:

Required Payments Amount
RMB
Year ended March 31:
2017	3,916,800
2018	1,036,800
4,953,600

License fee for the non-cancelable purchase agreement for the year ended March 31, 2014, 2015 and 2016 were RMB 2,820,414, RMB 2,282,288 and RMB 2,642,777 respectively.

(18)       OPERATING LEASES

Minimum rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Lease

	March 31, 2015	March 31, 2016
	RMB	RMB
Building	26,251,157	53,049,213
Less: Accumulated depreciation	(5,038,472)	(12,030,383)
	21,212,685	41,018,830

Rentals under Operating Lease

Future minimum rental income under non-cancelable operating lease as of March 31, 2016 are:

Minimum
Rentals Amount
RMB
Year ended March 31:
2017	7,294,680
2018	5,346,188
2019	4,629,140
2020	4,502,820
2021	106,361
21,879,189

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(19)       EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share are calculated as follows:

	Year Ended March 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net earnings	27,276,435	23,055,720	26,051,187
Less: Dividends paid to participating securities	—	(693,728)	—
Net earnings attributable to participating securities	(509,201)	—	(130,924)
Net earnings available to common shareholders	26,767,234	22,361,992	25,920,263
Denominator:
Denominator for basic earnings per share:
Weighted average common shares outstanding	45,227,159	45,597,580	45,635,186
Plus: Incremental shares issuable upon exercise of share options	4,396	—	—
Denominator for diluted earnings per share	45,231,555	45,597,580	45,635,186
Basic earnings per common share	0.59	0.49	0.57
Diluted earnings per common share	0.59	0.49	0.57

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings per share for the years ended March 31, 2014, 2015 and 2016, because their effect is anti-dilutive:

	Year ended March 31,
	2014	2015	2016
Shares issuable under share options	3,914,667	3,885,667	1,904,067

(20)           SUBSEQUENT EVENTS

(a) ATA Learning has made an additional strategic investment of RMB8,466,660 in Satech, an equity method accounted investee. ATA Learning has entered into initial strategic investment in Satech in early 2015, after the additional strategic investment have been paid in April 2016, ATA Learning owned 30.78% shareholder equity in Satech.

(b) On March 24, 2016, ATA BVI entered into a convertible promissory notes (“the Notes”) purchase agreement with Brilent pursuant to which Brilent will issue up to USD2,500,000 of the Notes to certain investors including ATA BVI. In addition to the Notes of USD300,000 purchased on March 30, 2016 (see note 5), ATA BVI purchased the Notes for an additional amount of USD1,200,000 issued by Brilent on April 28, 2016.

(c) On May 13, 2016, ATA Online entered into a strategic agreement with a China-based online education technology company, Medicine (Beijing) Education Technology Ltd. for medical, pharmacist and healthcare training and examination preparation. ATA Online will invest RMB 9.0 million and own 15% shareholdings in Medicine (Beijing) Education Technology Ltd., the initial payment of RMB 4.5 million was made in May 2016.

(d) On April 8, 2016, ATA Testing entered into an agreement to make a strategic investment in Empower Education Online, LLC (“EEO”), a China-based online education company that operates its self-developed leading web-based virtual classroom platform in China. This strategic investment of RMB32.5 million has been paid in June 2016 and, ATA Testing owns 8.33% shareholdings in Empower Education Online, LLC (“EEO”).

(e) On June 16, 2016, ATA Testing entered into an agreement to make a strategic investment in ApplySquare Education & Technology Co., Ltd. (“ApplySquare”), a China-based online education technology company focused on providing academic solutions and resources to the global higher education community. ATA Testing will invest USD3.0 million (RMB19.7 million) and own 9% shareholdings in ApplySquare Education & Technology Co., Ltd. (“ApplySquare”).

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(21)           ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,
	2015	2016	2016
	RMB	RMB	USD
Cash	8,204,099	2,931,353	454,614
Prepaid expenses and other current assets	184,266	197,252	30,591
Investments in subsidiaries	370,397,418	392,077,013	60,805,988
Total assets	378,785,783	395,205,618	61,291,193

Accrued expenses and other current liabilities	1,463,375	975,030	151,213
Total liabilities	1,463,375	975,030	151,213

Common shares	3,513,718	3,530,704	547,566
Treasury shares	(8,201,045)	(27,737,073)	(4,301,655)
Additional paid in capital	387,502,800	395,876,282	61,395,205
Accumulated other comprehensive loss	(27,176,682)	(25,174,129)	(3,904,176)
Retained earnings	21,683,617	47,734,804	7,403,040
Total shareholders’ equity	377,322,408	394,230,588	61,139,980
Total liabilities and shareholders’ equity	378,785,783	395,205,618	61,291,193

Condensed Statements of Comprehensive Income

	Year Ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD

Operating expenses	(5,415,249)	(4,612,306)	(4,292,082)	(665,645)
Investment income	32,612,787	27,609,211	30,476,370	4,726,484
Interest income	40,889	144,869	79,847	12,383
Foreign currency exchange gains (losses), net	38,008	(86,054)	(212,948)	(33,025)
Earnings before income taxes	27,276,435	23,055,720	26,051,187	4,040,197
Income tax expense	—	—	—	—
Net income	27,276,435	23,055,720	26,051,187	4,040,197
Foreign currency translation adjustment, net of nil income taxes	(766,783)	(30,753)	2,002,553	310,570
Comprehensive income	26,509,652	23,024,967	28,053,740	4,350,767

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Year Ended March 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,994,557)	(4,304,976)	(3,150,707)	(488,633)
Cash flows from investing activities :
Collection from (payment to) subsidiaries	(6,911,210)	7,670,574	17,406,546	2,699,526
Payment for XingWei acquisition	(19,612,120)	—	—	—
Net cash provided by investing activities	(26,523,330)	7,670,574	17,406,546	2,699,526

Cash flows from financing activities :
Cash paid for repurchase of common shares	(132,528)	(8,362,136)	(19,536,028)	(3,029,781)
Proceeds from exercise of share options	—	3,903,952	—	—
Special cash dividend	—	—	—	—
Net cash used in financing activities	(132,528)	(4,458,184)	(19,536,028)	(3,029,781)

Effect of foreign exchange rate changes on cash	(766,783)	(30,753)	7,443	1,154
Net decrease in cash	(32,417,198)	(1,123,339)	(5,272,746)	(817,734)
Cash at beginning of year	41,744,636	9,327,438	8,204,099	1,272,348
Cash at end of year	9,327,438	8,204,099	2,931,353	454,614