Form 20-F
period 2017-03-31
ATA Inc.
filed 2017-06-29
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Amy Tung

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

48,482,724 common shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•                  All references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended March 31. On June 1, 2017, our company declared a change in our fiscal year end from March 31 to December 31. We will file a transition report on Form 20-F after December 31, 2017 to account for the transition period from April 1, 2017 to December 31, 2017 to reflect this change. Going forward, all references to our fiscal year or years are to the fiscal year or years ended December 31;

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

This annual report on Form 20-F includes our audited consolidated statements of comprehensive income (loss) for the fiscal years ended March 31, 2015, 2016 and 2017 and audited consolidated balance sheets as of March 31, 2016 and 2017. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income (loss) data for the fiscal years ended March 31, 2015, 2016 and 2017 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. Our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2013 and 2014 (other than ADS data) and the selected consolidated balance sheet data as of March 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements not included in this annual report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the fiscal year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except for share and ADS data)
Selected Consolidated Statement of Comprehensive Income (Loss) Data:
Net Revenues
Testing services	335,791	358,837	319,055	384,800	430,057	62,479
Online education services	11,343	5,949	5,711	4,897	7,462	1,084
Other	19,541	19,882	25,392	27,443	34,867	5,066
Total net revenues	366,675	384,668	350,158	417,140	472,386	68,629
Gross profit	177,844	196,188	177,619	209,123	232,533	33,783
Total operating expenses	150,830	154,809	147,938	157,388	161,026	23,394
Income from operations	27,013	41,379	31,758	51,735	71,507	10,389
Share of losses of equity method investments	—	—	(2,197)	(8,829)	(16,121)	(2,342)
Impairment loss of long-term investments	—	—	—	—	(32,199)	(4,678)
Income tax expense	(7,005)	(19,895)	(9,575)	(18,922)	(38,597)	(5,607)
Net income (loss)	23,208	27,276	23,056	26,051	(9,969)	(1,448)
Net loss attributable to non-controlling interests	—	—	—	—	(253)	(36)
Net income (loss) attributable to ATA Inc.	23,208	27,276	23,056	26,051	(9,716)	(1,412)

	For the fiscal year ended March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
Basic earnings (loss) per common share	0.50	0.59	0.49	0.57	(0.21)	(0.03)
Diluted earnings (loss) per common share	0.50	0.59	0.49	0.57	(0.21)	(0.03)
Basic earnings (loss) per ADS (1)	1.00	1.18	0.98	1.14	(0.42)	(0.06)
Diluted earnings (loss) per ADS (1)	1.00	1.18	0.98	1.14	(0.42)	(0.06)
Dividends declared per common share	0.554	—	1.260	—	—	—
Weighted average common shares outstanding
Basic	44,967,823	45,227,159	45,597,580	45,635,186	45,772,916
Diluted	45,115,617	45,231,555	45,597,580	45,635,186	45,772,916

(1)            Each ADS represents two common shares.

	As of March 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	290,030	311,947	240,295	247,668	222,448	32,318
Accounts receivable, net	51,115	68,353	48,150	50,552	56,161	8,159
Total current assets	354,770	398,093	312,951	316,488	295,945	42,995
Restricted cash	—	—	—	—	30,000	4,358
Long term investments	—	—	35,730	50,686	88,892	12,914
Total assets	457,818	491,237	455,244	470,461	519,840	75,523
Deferred revenues, current	7,377	8,383	21,743	16,612	10,222	1,485
Total current liabilities	79,568	77,149	76,158	74,352	103,030	14,968
Deferred income tax liabilities	—	—	—	—	22,621	3,286
Total liabilities	82,271	79,345	77,922	76,231	127,383	18,506
Common shares	3,461	3,475	3,514	3,531	3,534	513
Retained earnings (accumulated deficit)	(28,649)	(1,372)	21,684	47,735	38,019	5,523
Total shareholders’ equity attributable to ATA Inc.	375,548	411,892	377,322	394,231	391,377	56,860
Non-controlling interests	—	—	—	—	1,080	157
Total shareholders’ equity	375,548	411,892	377,322	394,231	392,457	57,017

	For the fiscal year ended March 31,
	2013	2014	2015	2016	2017
Key Operating Data:
Number of tests delivered(1)	9,266,581	9,688,210	8,821,781	10,380,175	12,213,205

(1)            Includes free tests delivered for business development purpose. The number of tests delivered excluding free tests in the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017 was 8,744,859, 9,411,226, 8,767,389, 10,258,866 and 12,127,203, respectively.

Exchange Rate Information

We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.8832 to US$1.00, which was the noon buying rate in effect as of March 31, 2017. The noon buying rate on June 22, 2017 was RMB 6.8275 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end

Fiscal year ended March 31, 2013	6.2783	6.2105	6.3879	6.2108
Fiscal year ended March 31, 2014	6.1220	6.0402	6.2273	6.2164
Fiscal year ended March 31, 2015	6.1952	6.1107	6.2741	6.1990
Fiscal year ended March 31, 2016	6.3584	6.1927	6.5932	6.4480
Fiscal year ended March 31, 2017	6.7425	6.4571	6.9580	6.8832
Most recent six months:
December 2016	6.9198	6.8771	6.9580	6.9430
January 2017	6.8907	6.8360	6.9575	6.8768
February 2017	6.8694	6.8517	6.8821	6.8665
March 2017	6.8940	6.8687	6.9132	6.8832
April 2017	6.8876	6.8778	6.8988	6.8900
May 2017	6.8843	6.8098	6.9060	6.8098
June 2017 (period through June 22, 2017)	6.8063	6.7888	6.8285	6.8275

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

Our three largest clients in the fiscal year ended March 31, 2017, the Chinese Institute of Certified Public Accountants, or the CICPA, the Asset Management Association of China, or the AMAC, and the China Banking Association, or CBA, accounted for 19.1%, 18.6% and 11.8%, respectively, of our net revenues in that period. We provide both computer-based testing and test administration services to our three largest clients. We generated RMB 233.6 million ($33.9 million) from our services to CICPA, AMAC and CBA in the fiscal year ended March 31, 2017.

As of March 31, 2017, our gross accounts receivable from CICPA, AMAC and CBA were RMB 0.5 million ($0.1 million), RMB 10.8 million ($1.6 million) and RMB 2.1 million ($0.3 million), respectively.

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

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we generated revenues of RMB 273.5 million in the quarter ended December 31, 2016 as compared to RMB 65.1 million in the quarter ended September 30, 2016, primarily because one of our major test sponsors, CICPA, held tests during the third quarter of fiscal year ended March 31, 2017.

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

As the market for our services in China is still emerging and evolving rapidly, our success will depend to a large extent on our ability to convince our clients that our technologies and services are valuable and that it is more cost-effective for them to utilize our services than for them to develop similar services in-house.

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

We have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, and test-delivery systems, such as our proprietary mobile test administration platform called the Mobile Testing Service, or MTS, which we launched in 2013, and our new patented online testing platform, EzTest, which we launched in 2015. In November 2013, we completed our acquisition of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China, to expand our service offering with respect to training and consulting for corporations. In August 2014, we and the New Oriental Education & Technology Group formed a joint venture to provide online and mobile education solutions to growing base of professionals in China. In December 2014, we made a strategic investment in Master Mind Education Company, or Master Mind, which marks our expansion into China’s K-12 education market. In January 2015, we made a strategic investment in Beijing Satech Internet Educational Technology Ltd., or Satech, which marks our expansion into SAT exam-related training market. With the aim of continuing to expand in the overseas education market, we subsequently increased our investment in Satech in April 2016. In September 2015, we made another strategic investment in Brilent Inc., or Brilent, which we expect to offer our clients with services that improve the effectiveness of selecting the most suitable individual for their job openings. To diversify our service offerings and explore further growth opportunities, we continued to make a number of strategic investments in the fiscal year ended March 31, 2017. In April 2016, we made a strategic investment in Beijing Empower Education Online, Co., Ltd., or EEO, an online education company that operates web-based virtual classroom platforms in China, to further increase our business efforts in online learning and the K-12 education market. In May 2016, we made a strategic investment in Medicine (Beijing) Education Technology Ltd., a China-based online education technology company focused on providing training and exam preparation services in the specialty niche sectors of medicine, pharmacy and healthcare. In June 2016, we made a strategic investment in ApplySquare Education & Technology Co., Ltd., which signals our entry into the Chinese higher education market. In July 2016, we made a strategic investment in Beijing GlobalWisdom Information Technology Co., Ltd., through which we expect to explore growth opportunities in China’s online language education market. In September 2016, we made a strategic investment in Beijing Puhua Huitong Education Technology Co., Limited to further increase our penetration into the adult continuing education market. In February 2017, we entered into a partnership with Nantong MOOC-CN Investment Center (Limited Partnership), or MOOC-CN Investment, pursuant to which MOOC-CN Investment agreed to make a strategic investment to help us expand into the K-12 education assessment market, with particular focus on the development of K-12 education assessment tools and content. In May 2017, we made an additional investment of RMB 5.5 million ($0.8 million) in EEO, while our equity interest in EEO remained unchanged. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. In the fiscal year ended March 31, 2017, we recorded impairment loss of RMB 32.2 million ($4.7 million) related to these investments in certain companies providing K-12 related online education services, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows.

It may be difficult for us to accurately predict demand for these and other new service offerings we develop. Furthermore, the PRC government may enact unforeseen regulations and policies that could limit our ability to provide or expand certain services, such as prohibitions on foreign-invested entities engaging in certain businesses. Additional risks that we face expanding in these markets include the following:

•                  we may underestimate the amount of capital, personnel and other resources required to carry out our expansion plans, which may affect the success of our expansion and/or negatively impact the quality of our other product and service offerings;

•                  if we are unsuccessful in the relevant new market, it may negatively affect our reputation and the status of our brand in other markets;

•                  we may fail to develop sufficient payment collection, technical support and other administrative capabilities necessary to successfully develop and manage our new service offerings on an increasingly large scale; and

•                  we have recorded impairment loss relating to certain strategic investments and may continue to incur additional impairment loss associated with our future investments which may adversely affect our financial condition and results of operations.

If we fail to maintain our relationship with major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

The success of our service offerings depends on our ability to gain and maintain relevant business relationships, such as our relationship with major test sponsors for computer-based tests in China, our relationship with the licensor of certain test titles, and our relationship with Saville Assessment in relation to psychometric tests for our HR Select employee assessment solution. Factors that are beyond our control may cause our relationship with relevant parties to change. For example, our exclusive Test of English for International Communication, or TOEIC distributor contract ended on February 28, 2014 due to ETS’ decision to change its distribution model. Although we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 (which was subsequently extended on January 20, 2017) to continue delivery of certain TOEIC exams to our existing institutional clients until  December 31, 2019, we had lost a majority of the revenues generated from administering TOEIC exams due to contractual limitations on the scope of TOEIC exam services to selected market segments in China.  If we fail to maintain our relationship with major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

Failure to comply with the regulations relating to information security and privacy protection, such as breaches or perceived breaches of our security measures relating to test collection, scoring and storage, unauthorized disclosure or misuse of personal data through breach of our computer systems or otherwise, could result in negative publicity and clients loss, expose us to protracted and costly litigation, and harm our business and results of operations.

The internet industry is facing significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we collect, process, transmit and store highly confidential information, including personal information and test questions, answers and scores. We are required under PRC law to maintain the security and confidentiality of the information we handle as part of our testing services, which is also essential to protecting the integrity and accuracy of the test taking process and retaining our client base. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision specifically requires internet operators to take security measures to ensure confidentiality of information of users. We have adopted various security measures pertaining to the collection, processing, transmission or storage of user information. Any breach or perceived breach in our security measures as a result of third-party action, employee error, and malfeasance or otherwise, or any instances or claims of cheating on tests that we administer could result in liability claims and have a negative impact on our reputation.

The PRC regulatory and enforcement regime with regard to data security and data protection has also been evolving rapidly in recent years. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. Under the New National Security Law, we are obligated to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to the PRC government authorities and military institutions to ensure compliance with the New National Security Law. Complying with such regulations could cause us to incur substantial costs, require us to change our data practices in a manner adverse to our business, or even subject us to negative publicity which could harm our reputation with users and negatively affect our business operations and the trading price of our ADSs. In addition, in November 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. In case of any misuses of information collected from our clients or students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability claims or regulatory penalties. Any such negative publicity, liability claims or regulatory penalties could cause us to lose clients, expose us to costly litigation and have a material adverse impact on our business and results of operations.

If certain tests are not allowed to be administered in China due to cheating fears, our revenue growth may slow or we may experience a decrease in revenues.

We administered a number of international tests in China, such as TOEIC. In recent years, academic cheating has been frequently reported to occur in the international tests. These tests may be canceled by their owners due to cheating fears. If certain tests that we are administering are not allowed to be taken in China, our revenue growth may slow or we may experience a decrease in revenues.

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

As of March 31, 2017, we had contractual relationships with 3,147 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center were to engage in unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demand for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take action quickly enough to prevent harm to our reputation.

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

We may face challenges and risks in connection with possible investments and acquisitions as well as forming joint ventures, including identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.

As part of our business strategy, we may seek to broaden our service offerings, obtain additional clients and strengthen our service quality by acquiring other companies or businesses or making strategic investments. However, our ability to implement our acquisition or investment strategy will depend on a number of factors, including the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreement with acquisition or investment candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete acquisitions or investment or joint ventures as well as our ability to obtain any required government approvals or licenses. As such, the identification of suitable acquisition or investment targets or joint venture candidates and the consummation of proposed acquisition or investment or joint venture transactions could be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. In addition, we cannot assure you that any particular acquisition or investment or joint venture transaction will produce the intended benefits or synergies. For example, we recorded impairment loss of RMB 32.2 million (US$4.7 million) in the fiscal year ended March 31, 2017 related to our investment in certain companies providing online education and K-12 related services. In addition, we may not be successful in integrating acquisitions with our existing operations and personnel. Moreover, the acquisitions or investment we pursue may require us to expend significant management and other resources, which may result in interruption to our business operations.

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

Furthermore, raising capital to finance acquisitions or investments could cause earnings or ownership dilution to your shareholding interests, which in turn could result in losses to you. Any one or a combination of the above risks could interrupt our business operations and adversely affect our results of operations.

The listing of the shares of our wholly-owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. or ATA Online, on stock exchanges in China may not provide the benefits we anticipate, and the listing could negatively impact holders of our ADSs.

To provide ATA Online with the ability and flexibility to raise funds from the PRC capital markets for business expansion, we restructured our testing services business and online education services into our wholly-owned subsidiary ATA Online and listed its shares on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”) in December 2015.

The listing of the shares of ATA Online on the New Third Board may not realize the anticipated benefits of such listing, and ATA Online’s operation as a listed company may result in distraction of ATA management. Although ATA Online remains our consolidated subsidiary after the listing, the ownership interest of our ADS holders in the earnings of ATA Online’s operations could be diluted, depending on the amount of funds raised, the returns on that funds and the manner in which that funds is raised (debt or equity). In addition, volatility in the trading price of our ADSs may increase due to events more specifically impacting ATA Online’s share trading price and operations. Our influence over the election of ATA Online’s board of directors will be decreased if ATA Online’s shareholders appoint directors who are independent of ATA.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of March 31, 2017, and our independent registered public accounting firm reported on our internal controls over financial reporting. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. However, audit documentations located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2017, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or common shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See Item 10. “Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online (please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” for more details)  do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned enterprise, and (iv) although Article 11 of the M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2017, our Chinese subsidiaries allocated RMB 55.2 million ($8.0 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing Authority (Beijing) Limited, or ATA Testing, was recognized as a HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2011 to 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. ATA Testing is currently in the process of re-applying for its HNTE certificate for another three years. Upon successful re-application, ATA Testing should be entitled to a preferential tax rate of 15% retroactively from January 1, 2017. In December 2009, each of ATA Learning, ATA Online, and ATA Learning Data & Technology (Beijing) Limited (“ATA Data”, formerly known as Beijing Jindixin Software Technology Limited, or Beijing JDX), received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. From May 2012 to July 2012, ATA Learning, ATA Online and ATA Data successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In November 2015, ATA Learning, ATA Online and ATA Data successfully renewed their HNTE certificates, for another three years from 2015 and therefore are entitled to a preferential tax rate of 15% for calendar years 2015 to 2017. We cannot assure you that ATA Testing, ATA Learning, ATA Online and ATA Data will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

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

In order to execute our business strategy, we must invest the funds in our Chinese subsidiaries through loans or capital contributions. Under applicable Chinese laws, any loan made by us to ATA Testing or ATA Learning, both of which are foreign-invested enterprises, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. Loans by us to ATA Online, as a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with SAFE. We may also decide to finance ATA Learning and ATA Testing by increasing their registered capital through capital contributions. Any capital contributions to ATA Learning and ATA Testing must be filed with the Ministry of Commerce or its local counterpart. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to the SAFE Circular 19, a foreign-invested enterprise will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the foreign-invested enterprise still needs to provide supporting documents and go through the review process with the banks. A failure by us to obtain the necessary government approvals or complete any required registrations or other procedures for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars, including the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope.

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

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulation of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

Furthermore, as there is uncertainty concerning the reconciliation of these SAFE regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees fail to comply with Chinese regulations relating to employee share options granted by offshore listed companies to Chinese citizens.

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company or a Chinese institution qualified for asset custody business, to register with the SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See Item 4.B. “Information on the Company — Business overview — Regulations — SAFE Regulations on Employee Share Options.”

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

Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. Since 1979, the Chinese government has promulgated a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our Chinese operating subsidiaries, ATA Learning and ATA Testing, are wholly foreign-owned enterprises, which are enterprises incorporated in China and wholly-owned by foreign investors, and are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Our Chinese operating subsidiary, ATA Online, is subject to laws and regulations governing the formation and conduct of domestic PRC companies. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the computer-based testing services sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

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

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2016 and June 5, 2017, our ADS price as reported on Nasdaq ranged between a low of $2.96 and a high of $6.91. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended May 31, 2017 was approximately 17,176 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of June 22, 2017, there were 48,436,886 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 2,451,067 common shares, including options to purchase an aggregate of 916,337 common shares immediately exercisable as of June 22, 2017. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report are eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Kevin Xiaofeng Ma, beneficially owns approximately 50.0% of our outstanding common shares as of June 22, 2017. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

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

In February 2009, we completed the acquisition of the entire equity of Beijing JDX, and JDX Holdings Limited, or JDX BVI, which are related companies incorporated in China and the British Virgin Islands, respectively, engaged in the development and marketing of software for computer-based tests. JDX BVI was dissolved in October 2009.

In November 2013, we completed the acquisition of the entire equity interest of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China.

In connection with the listing of our testing service business on the New Third Board, we acquired the entire equity interest of ATA Online through ATA Learning and Zhongxiao Zhixing in May 2015, with ATA Learning owning 90% and Zhongxiao Zhixing owning 10% of ATA Online’s share equity. In connection therewith, we terminated a series of contractual arrangements with ATA Online and its nominee shareholders, which provided us control over ATA Online. As a result, ATA Online became our wholly-owned subsidiary which hosted our testing services business and online education services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” In addition, we transferred the non-testing services business from ATA Online to ATA Learning, and as a result, ATA Online transferred to ATA Learning 20% and 33% equity investments in Satech and Master Mind, respectively, in May 2015.

In May 2016, ATA Testing acquired from ATA Inc. the entire equity interest of Beijing JDX, which changed its company name to ATA Learning Data & Technology (Beijing) Limited, or ATA Data, in August 2016. In June 2017, MOOC-CN Investment and an individual shareholder acquired a total of 20% equity interest in ATA Data. Such investment aimed to help us expand into the K-12 education assessment market, with particular focus on the development of K-12 education assessment tools and contents. ATA Data changed its company name to Muhua Shangce Learning Data & Technology (Beijing) Limited, or Muhua Shangce, in connection with such investment. After the investment, ATA Testing, MOOC-CN Investment and the individual shareholder each holds 56%, 18% and 2% equity interests in Muhua Shangce respectively, with the remaining 24% being reserved as an employee stock option pool for future incentive issuance to Muhua Shangce’s employees.

In September 2016, we completed the acquisition of 60% equity interest in Beijing Puhua Huitong Education Technology Co., Limited., or Puhua Technology, by injection of RMB 2.0 million ($0.3 million) in cash. Puhua Technology is a continuing education service provider focused on delivery of both degree and non-degree granting continuing education programs for adults.

The following diagram illustrates our current corporate structure. Except for ATA BVI and Xing Wei, which are incorporated in the British Virgin Islands and Hong Kong Special Administrative Region of the PRC, respectively, all of our subsidiaries are incorporated in Mainland China.

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1122. Our web site address is http://www.atai.net.cn. The information on our web site does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.

B. Business overview

Overview

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience providing testing services in China. Our computer-based testing services are used for professional licensure and certification tests in various industries, including IT services, banking, teaching and insurance. Our computer-based testing services clients principally include professional associations, such as CICPA and AMAC, Chinese governmental agencies, including the PRC Ministry of Human Resources and Social Security, and large state-owned enterprises, such as Sinopec and China Mobile.

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 3,147 authorized test centers located throughout China as of March 31, 2017. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through March 31, 2017, we have delivered approximately 100.3 million tests, including approximately 11.9 million free tests for business development purposes. Over the course of two days on October 15 and October 16, 2016, we delivered tests for the fifth consecutive year to more than 2.3 million tests for the CPA, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the fiscal year ended March 31, 2017, approximately 12.2 million tests were delivered using our computer-based testing technologies and services.

Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests, our patented mobile testing platform called the Mobile Testing Service, or MTS, our cloud-based online testing platform called EzTest, and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our self-developed MTS, launched in 2013 and EzTest, launched in 2015, are applications compatible for Windows, iOS and Android systems that function as exam testing systems which were developed on the basis of cloud technology. Test takers can take tests through MTS and EzTest on their mobile devices, and test administrators can host, manage and administer the tests through MTS anywhere. Both MTS and EzTest platforms enhance the mobility, security, efficiency and cost-effectiveness of test administration by utilizing state-of-the-art cloud technology to transmit test data through portable mobile devices. Our computer-based testing technologies, including E-testing platform, MTS and EzTest, provide diversified solutions to test sponsors and clients in various circumstances. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors have adopted for their computer-simulated tests delivered around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats to make test administration easier and cheaper.

We have received a number of awards and commendations in recognition of the quality of our services and our achievements in the development of computer-based testing technologies. For example, we recently received the “2016 Asian Education Contribution Award” from the Asian Education Beijing Forum Organizing Committee and China Distance Education Magazine in November 2016. In June 2016, we were recognized as one of the “Top 10 China Online Education Service Providers” by the Top 100 China Online Education Selection Committee. In May 2016, we won the “Industry Leader Award” and “Future Unicorn Enterprise Award” at the 2016 China Internet Education Selection Ceremony, which was organized by the 2016 China Internet Education Selection Ceremony Organizing Committee.

Leveraging our testing platform, technologies and expertise, we administer an ever expanding portfolio of test titles in China and have expanded our service offerings beyond our core computer-based testing services to include other test-focused services. ATA launched online training services in 2006 to help candidates across China attain continuing educational requirement after their professional licensure and certification tests, which are delivered through our E-learning platform, which is an online training platform providing technology support and services to individual end-users for online distance education. During the fiscal year ended March 31, 2017, we expanded our online education services by offering an online continued education training platform for professionals who have already acquired the CBA exam certificates. We plan to continue to expand our service offerings to include online education technologies, career-oriented training and soft skills development for test takers.

Our total net revenues increased to RMB 472.4 million ($68.6 million) in the fiscal year ended March 31, 2017 from RMB 417.1 million in the fiscal year ended March 31, 2016 and RMB 350.2 million in the fiscal year ended March 31, 2015, respectively. We had net income of RMB 23.1 million in the fiscal year ended March 31, 2015, RMB 26.1 million in the fiscal year ended March 31, 2016 and net loss of RMB 10.0 million ($1.4 million) in the fiscal year ended March 31, 2017.

Our Test Delivery Platform and Technologies

We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. While we still offer a choice between paper-based testing and computer-based testing for our institutional clients, currently all of our national public exams are delivered using computer-based testing, and we expect the trend towards computer-based exams to continue. For example, we have been helping the Ministry of Housing and Urban-Rural Development, or MOHURD, to transfer its Housing and Urban-Rural Construction Field Professionals Qualification Exam held in Ningxia, Gansu and Qinghai from paper-based testing to computer-based testing in 2016. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

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

Our Mobile Testing Service

Our proprietary mobile test administration platform MTS significantly enhances the mobility, security, efficiency and cost-effectiveness of test administration. MTS obviates the need to pre-install software on designated personal computers at the testing site prior to the test date and allows us to monitor the status and process of an entire exam through a safe, non-public LAN, thus reducing the cost of test administration and improving test administration efficiency. Through MTS, test packets can be downloaded to personal electronic devices prior to the exam, and candidate responses can be synced with the test server during the exam. MTS consists of three main components: (i) a small MTS Box that is placed in the testing center and operated by onsite proctors to wirelessly connect between the MTS Cloud Server and the test takers’ own electronic device, such as a personal computer or tablet; (ii) an MTS Cloud Server that processes the exchange of data, such as the upload or download of test data, between the MTS Box and our servers; and (iii) MTS Test Client, an app that supports multiple operating systems and enables secure data transmission between the MTS Box and test takers’ personal electronic devices during live exams. MTS has already been deployed for use in our administration of the Cambridge English Junior Exam in 22 countries or regions and we expect it to garner widespread use in the future.

Our SAAS Mode Online Testing Platform

EzTest is our new online testing platform launched in 2015. It provides comprehensive functions required by most test delivery organizations and individuals, including item banking, test form composition, test delivery, online proctoring and test result analysis. EzTest functions on all computer system browsers and most mobile system browsers without the need to install additional software or plug-ins. This enables its users to create their own content and deliver test at any time, any place and on any device. During the fiscal year ended March 31, 2017, our EzTest online testing platform was successfully used by leading PRC blue chip companies, such as China National Chemical Corporation and China UnionPay.

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across Mainland China and in Macau, which we refer to as our ATA authorized test centers. As of March 31, 2017, we had contractual relationships with 3,147 ATA authorized test centers. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of March 31, 2017:

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

Our Dynamic Simulation Technology is a performance-based testing technology that creates, illustrates, runs and scores tests in a virtual computer environment that accurately and realistically simulates the operating environment and functions of the software applications being tested without requiring the installation or use of those applications. Our Dynamic Simulation Technology is designed to provide maximum interactivity and allow the test taker to perform tasks in the simulated environment and operate through multi-level testing paths. The current version of Dynamic Simulation Technology, version 5.0 is an interpreter-based simulation technology, which represents our fifth generation of simulation testing technologies.

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

Our Service Offerings

Testing Development and Delivery Services

Computer-based test authoring, delivery and result analysis services. Our test delivery platform and technologies allow us to offer our clients a comprehensive set of services for the authoring, test delivery and result analysis of computer-based tests as well as administrative services such as test registration, scheduling, fee collection and certification fulfillment. We assist our clients with creating and delivering a wide range of computer-based tests, including governmental agencies with licensure tests required for job positions within various governmental agencies, industry associations with tests that test the competence of individuals who practice in certain industries that require technical expertise and which carry professional titles, as well as Chinese universities with admission tests that test the knowledge and skills of high school graduates who apply to such universities, such as:

•                  the National Unified Certified Public Accountants Exam, sponsored and regulated by CICPA;

•                  the Fund Practitioners Certification Exam, sponsored and regulated by the AMAC, under CSRC’s supervision;

•                  the Certification of China Banking Professionals Exam, sponsored and regulated by CBA under the supervision of the China Banking Regulatory Commission, or CBRC;

•                  the National Tax Adviser Occupational Qualification Exam, sponsored and regulated by China Certified Tax Agents Association, or CCTAA;

•                  the National Tour Guide Qualification Exam, sponsored and regulated by the China National Tourism Administration;

•                  the Housing and Urban-Rural Construction Field Professionals Qualification Exam, sponsored and regulated by the Ministry of Housing and Urban-Rural Development of the People’s Republic of China;

•                  the National Security Guard Exam, sponsored and regulated by the Ministry of Public Security of the People’s Republic of China;

•                  the self-developed admission tests administered by various reputable Chinese universities; and

•                  corporate assessment services for large scale/day-to-day recruitment exercise and internal for talent management assessment purposes.

Utilizing our comprehensive and advanced item authoring system and rendering technologies, we assist our clients in developing sophisticated computer-based tests, including performance-based items. Creation of effective and reliable computer-based tests involves a multi-step process:

•                  Test design. Our content development consultants work together with the client to determine the test scope, target audience, test objectives and required competency level to formulate an overall test blueprint. We then arrange for the client to work with our internal subject matter experts, or engage outside subject matter experts with specific experience in the subject area, to work with us on the scope of knowledge covered by the test and to design and author specific testing items for required knowledge points.

•                  Test item authoring. Based on the test blueprint and using our advanced test engine technologies, we work together with subject matter experts to create individual test items designed to determine a test taker’s proficiency and effectiveness in solving both practical and conceptual problems. The test items are designed to support immediate test scoring and results processing. Test items generally fall into two types: standardized items and constructed responses items. Once all of the test items have been created, our content development consultants and subject matter experts commence a review process to ensure the validity of each test item, clarity of language and overall quality. All of the test items are then deposited in a master test item pool.

•                  Test form and item bank construction. Once the test items are ready, we tag attributes to test items for building up test item banks, which enable test forms to be formulated based on the blueprint of a test. Test forms with the same level of difficulty are generated from the test item bank to ensure fairness across test forms.

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

Administration of TOEIC exams in China. We have been a long-time distributor and test administrator of TOEIC exams in China, which are products of ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam is being used by over 14,000 companies, government agencies and English language learning programs in 150 countries, with around eight million TOEIC exams administered around the world in 2016. TOEIC has become the top professional English language assessment tool in the world, according to ETS.

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

On February 28, 2014, our exclusive TOEIC distributor contract with ETS ended and we no longer exclusively administer TOEIC exams in China due to ETS’ decision to change its distribution model; however, we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 to continue delivery of certain TOEIC exams to our existing institutional clients from April 1, 2014 through December 31, 2016. On January 20, 2017, we renewed such non-exclusive distributor contract with ETS to extend its term for another three years from January 1, 2017 to December 31, 2019.

Distribution and administration of Cambridge tests. We entered into an exclusive ten-year Master Distribution and Services Agreement in March 2013 with The Chancellor, Masters and Scholars of the University of Cambridge (“Cambridge”), an affiliate of the University of Cambridge which has the largest dedicated research department of any UK-based language assessment organization.  Under this agreement, we will host, support, market and deliver platform services to certain Cambridge tests and collect a per-test taker fee for each test delivered. As of March 31, 2017, we have enabled the delivery of 10,139 Cambridge English Junior Exam in 22 countries or regions through our MTS and expect to expand delivery of this and other Cambridge test titles to other jurisdictions in the future.

Administration and delivery of ACT exams in China. In October 2016, we successfully provided test delivery services for the American College Test (“ACT”) in China. ACT is a paper-based college entrance exam administered by ACT, Inc. We are currently in the process of assisting ACT, Inc. with the conversion of the ACT exams from paper-based to computer-based testing, which we expect to be completed and launched in the second half of 2018. We also signed an exclusive five-year agreement with ACT on April 21, 2017 to provide Chinese candidates with a comprehensive journey of preparation towards the ACT exams.

Administration and delivery of the Vocational Qualification Test for National Land Registration Agents. In June 2016, we provided a range of testing services, including test center monitoring and test administration and delivery, for the Vocational Qualification Test for National Land Registration Agents, which is a paper-based test sponsored and regulated by China Real Estate Valuers and Agents Association (CREVA) under the supervision of the Ministry of Land and Resources and the PRC Ministry of Human Resources and Social Security, or MOHRSS. This was the first time that we delivered and supported the Vocational Qualification Test for National Land Registration Agents, in which a total of 17,075 test takers participated over the course of two days on June 18 and June 19, 2016.

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

HR Select leverages our computer-based testing technologies and expertise to allow employers to evaluate candidates on each of these properties and to analyze and categorize the results to make effective recruitment decisions. Candidates are tested using our E-testing platform at our authorized test centers or online at a place of their choosing. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. For example, Saville Wave, which is a career personality test, is available via the HR Select service to assess a candidate’s behavioral based personality and predict his workplace performance. Employers may adopt ready-made tests available in our system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate the standardization of recruitment criteria within industries. HR Select incorporates our computer-based testing technologies to allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

Our current HR Select clients principally include large domestic and foreign-invested companies in professional industries such as insurance and banking. Since the end of the fiscal year ended March 31, 2011, the four largest Chinese state-owned banks have all become customers of our computer-based testing services that incorporate our HR Select solution. To complement our HR Select offerings, we signed an exclusive ten-year partnership agreement with Saville Assessment, a global human resources assessment firm whose products are available in over 80 countries, in August 2011 to deliver Saville’s unique and proprietary psychometric measurement instruments and specialized personality instrument through our testing platform. Saville’s psychometric assessment has enhanced our HR Select product portfolio and moved us one step closer to our goal of being a premium provider of international, brand name test content.

Online Education Services

We offer online education services to candidates aiming to fulfill their post qualification continuing educational requirement. Our online education services integrate our testing and assessment technologies with online education content targeted at professional licensure and certification tests in China.

Online education platform for the futures industries. Leveraging the scale of ATA-delivered futures certification test, ATA launched an online education web site to provide a flexible and scalable platform aimed at helping candidates across China to fulfill their Continuous Professional Development (CPD) requirement after passing their professional licensure and certification tests delivered through our testing platform for the China Futures Association. Online education customers gain access to Internet web sites that contain the latest training materials provided by the test sponsors and streaming video of teaching sessions and practice tests developed by ATA.

Online continued education training platform for banking professionals. In May 2014, we were authorized by the CBA on an exclusive basis to develop an online continued education training platform for professionals who had acquired the Vocational Qualification Certificate for China Banking Professionals. This online training platform aims to provide such banking professionals with continuing vocational training to fulfill the minimum continuing education requirements after obtaining their qualification certificates. After more than two years of development and testing, we successfully launched this online training platform in July 2016, and the registrants have been growing steadily to approximately 130,000 as of March 31, 2017. Under our agreement with the CBA, we were granted the exclusive right to provide online education services for CBA for five years and were entitled to charge service fees based on the total number of activated online training sessions delivered by the platform each month.

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

As of March 31, 2017, we have registered 212 software copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China, or NCA, including 26 software copyrights which were newly registered in the fiscal year ended March 31, 2017.

As of March 31, 2017, we have also registered 265 domain names relating to our web sites, including www.atai.net.cn, the primary URL for our web site, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

We have also sought patent protection relating to our testing technology. On February 22, 2013, we submitted applications to China’s State Intellectual Property Office seeking necessary invention patent and utility model protection for our testing transmission technology. Our application for utility model protection was granted on August 28, 2013, which gives us a protection period of 10 years starting from the date of application. In addition, our testing technologies also enjoy protection in China as trade secrets under China’s Anti-Unfair Competition Law.

Clients

The quality and flexibility of our product and service offerings has attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors as well as individual online education services consumers. CICPA, AMAC and CBA accounted for 19.1%, 18.6% and 11.8%, respectively, of our total net revenues for the fiscal year ended March 31, 2017. No other client accounted for more than 10% of our total net revenues for the fiscal year ended March 31, 2017.

As of March 31, 2017, we had 365 contracts with test sponsors for our computer-based testing services. For the fiscal year ended March 31, 2017, our five largest computer-based testing services clients based on revenue were:

•                  CICPA, which has been designated by Ministry of Finance of the People’s Republic of China as the sole administrator of CPA qualification tests in China;

•                  AMAC, which has been designated by CSRC as the sole administrator of Fund Practitioners Certification tests in China;

•                  CBA, which has been designated by the MOHRSS and CBRC as the sole administrator of banking industry qualification tests in China;

•                  the Professional Skills Qualification Center of the PRC Ministry of Human Resources and Social Security; and

•                  CCTAA, which has been designated by the State Administration of Taxation as the sole administrator of National Tax Adviser Occupational Qualification Exam tests in China.

These five clients represented an aggregate of 58.9% of our total net revenues for the fiscal year ended March 31, 2017.

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

To our knowledge, based on interactions with clients and others in the market, we believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 3,147 authorized test centers in China, including centers in every province in China, as of March 31, 2017. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the fiscal year ended March 31, 2017, approximately 12.2 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,200,000 tests per day.

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

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese law, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 163 software copyrights with the NCA as of March 31, 2017.

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

Regulations regarding Internet Content Provider Licensure Requirements

We planned to engage in online testing preparation business, which are subject to PRC regulations including but not limited to Telecommunications Regulations, the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, the Internet Information Services Administrative Measures, and Certain Rules on Regulating the Order of Internet Information Service Market. ATA Online previously held an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows ATA Online to provide Internet content distribution services. However, as ATA Online has not engaged in online testing preparation business since its incorporation, ATA Online deregistered its ICP license in 2015. Under PRC law, ATA Online is not required to hold an ICP license.

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

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress on August 27, 2003 and effective as of July 1, 2004, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may set down administrative license. On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained, in which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools” was cancelled for higher education. On February 3, 2016, the State Council promulgated the Decision of State Council to Cancel the Second Batch of Administrative Approval Items (152 Items) that Delegated to Lower Level, in which the administrative license for “online education schools” and “educational websites” were cancelled.

Regulation of Broadcasting Audio-Visual Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as the main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-video Programs via Information Network is required to engage in these Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks. On April 25, 2016, the SARFT promulgated the Private Network and Directional Broadcasting Audio-Video Programs Regulations, which came into effect on June 1, 2016 and replaced the Broadcasting Rules. The Broadcasting Audio-Video Programs Regulations provide, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through private network and directional communication. According to such Regulations, the Broadcasting Services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

On September 2, 2016, the SARFT issued a Notice on Problems regarding Strengthening the Administration of Internet Audio-video Programs Live Broadcasting Services, which provides that (i) the provision of audio-video live broadcasting of important political, military, economic, social, cultural, sports and other activities and events and (ii) the provision of audio-video live broadcasting of cultural activities by general social organizations, sports events and like activities require an audio-video program transmission license.

On November 4, 2016, the Cyberspace Administration of China promulgated the Provisions on the Administration of Online Live Broadcasting Services, which became effective as of December 1, 2016. Such Provisions provide that anyone who provides online live broadcasting services through online performances, internet video/audio programs and so forth, shall obtain relevant qualifications as required by laws and regulations.

In November 2016, the SARFT issued a Notice on Strengthening the Administration of Audio-video Programs Transmission on Weibo, WeChat and Other Internet Social Networking Platforms, which further clarifies that anyone who operates internet audio/video services through Weibo, WeChat and other internet social networking platforms must obtain an audio-video program transmission license and operate its business pursuant to the scope as provided in such license.

On December 20, 2007, SARFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a license for disseminating audio-video programs through information network issued by SARFT or its local counterparts or completing the relevant registration with SARFT or its local counterparts and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transfer to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MIIT jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MIIT officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirms the above guidelines. On September 15, 2009, SARFT promulgated the Notice on Several Issues regarding the license for disseminating audio-video programs through information network. The Notice restates the necessity of applying for such license and sets forth the legal liabilities for those providing Internet audio-video program services without the license.

Regulations Relating to Internet Content and Information Security

Internet content in the PRC is regulated and restricted by the PRC government. The Administrative Measures on Internet Information Services, which was amended in 2011, specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

Internet information in the PRC is also regulated and restricted from a national security standpoint. In 2009, the Standing Committee of the National People’s Congress has enacted the Decision of the Standing Committee of the National People’s Congress on Preserving Computer Network Security, which may subject violators to criminal punishment for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Internet Security Law of the People’s Republic of China, or the Internet Security Law, which took effect on June 1, 2017. The Internet Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Internet Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulation of Foreign Exchange

The PRC government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by PRC entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, is still generally subject to the prior approval of SAFE.

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to SAFE or its designated banks for Foreign Exchange Registration. With such a registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

According to Article 22 of the Regulations on the Foreign Exchange System of the People’s Republic of China, if the Company’s PRC subsidiaries liquidate, the Renminbi distributable to its foreign shareholders after the liquidation and payment of relevant taxes can be freely converted into foreign currency and remitted abroad. Therefore, there are no legal impediments to remitting the proceeds from a liquidation of our PRC subsidiaries outside of China to investors who are not PRC nationals.

Further, SAFE promulgated a new circular (known as Circular 142) in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that Renminbi converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted.

In addition, SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the related foreign exchange administration rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which tightens the regulation over settlement of the fund which is raised from overseas offerings such as our initial public offering and follow-on public offering and is transferred back to the PRC and requires that the settlement of such fund must be consistent with the description in the prospectuses for the initial public offering and follow-on public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, receipt and payment, settlements and sale of foreign exchange in relation to foreign direct investment.

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015, which abolished Circular 142.  According to SAFE Circular 19, up to all of the foreign exchange capital in the capital account of foreign-invested enterprises can be settled at the banks based on the actual operation needs of the foreign-invested enterprises. The capital in Renminbi obtained by foreign-invested enterprises from the discretionary settlement of foreign exchange capital shall be managed under the account pending foreign exchange settlement payment.  The expenditure scope of such account includes: the expenditure within the scope of business, the payment of the capital of domestic equity investment and deposits in Renminbi, the repayment of the used loans in Renminbi, the purchase payment of foreign exchange or direct external repayment of foreign debts or other expenditure approved by the foreign exchange bureaus, but the capital of foreign-invested enterprises and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for the following purposes: (1) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (2) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (3) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (4) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment.

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

D. Property, Plant and Equipment

Our principal executive offices are located in approximately 3,023 square meters of office space used by us at 1/F East Gate, Building No.2, Jian Wai Soho, No.39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China. We also own 2,124 square meters of office space at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, which we have leased to two tenants. We also occupy approximately 2,816 square meters of total leased office space in our subsidiaries and branches located in Shanghai, Wuhan, Nanjing, Guangzhou and Xi’an. We believe that our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test delivery platform, proprietary testing technologies and extensive experience in providing testing services in China. Our total net revenues increased to RMB 472.4 million ($68.6 million) in the fiscal year ended March 31, 2017 from RMB 417.1 million in the fiscal year ended March 31, 2016 and RMB 350.2 million in the fiscal year ended March 31, 2015, respectively. We had net income of RMB 23.1 million in the fiscal year ended March 31, 2015, RMB 26.1 million in the fiscal year ended March 31, 2016, and net loss of RMB 10.0 million ($1.4 million) in the fiscal year ended March 31, 2017.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created or delivered using our testing technologies. Revenues from testing services accounted for 91.1%, 92.2% and 91.0% of our total net revenues in the fiscal years ended March 31, 2015, 2016 and 2017, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues. In March 2009, we launched HR Select, an employee assessment solution that utilizes our proprietary software and large test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. We are also a distributor and administrator of certain TOEIC exams to our institutional clients in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2013, 2014, 2015, 2016 and 2017.

Number of Exams Delivered (1)

(1)                             Includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2013, 2014, 2015, 2016 and 2017 was 8,744,859, 9,411,226, 8,767,389, 10,258,866 and 12,127,203, respectively.

We also offer targeted online education services for certain professional licensure and certification tests in the securities and banking industries. ATA operates online education web sites and training platforms to help candidates across China fulfill their continuing educational requirement after passing their professional licensure and certification tests for the China Futures Association and CBA. Revenues from our online education services accounted for 1.6%, 1.2% and 1.6% of our total revenue in the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

As of March 31, 2017, we operated our business and generated our net revenues primarily through our wholly-owned subsidiaries in China, ATA Testing, ATA Learning and ATA Online. Before ATA Online became our wholly-owned subsidiary in May 2015, due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders entered into a series of contractual arrangements, through which we effectively controlled and enjoyed the economic benefits of ATA Online. As a result of those contractual arrangements, under U.S. GAAP, we were considered the primary beneficiary of ATA Online. Accordingly, we consolidated ATA Online’s results in our consolidated financial statements based on the contractual arrangements pursuant to the variable interest entity agreements, or VIE agreements, in accordance with U.S. GAAP until ATA Online became our wholly-owned subsidiary in May 2015. Since May 2015, we restructured our testing services business and online education services into ATA Online for purposes of listing it separately on the New Third Board. In connection therewith, we terminated the abovementioned contractual arrangements. See Item 4.A. “Information on the Company — History and Development of the Company.”

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

•                  the relative proportion of our net revenues derived from higher-gross margin and lower-gross margin service offerings; and

•                  the impacts of strategic investments.

Net Revenues

We derive revenues from sale of computer-based testing services, online education services, and other products and services. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year ended March 31,
	2015		2016		2017
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues
	(in thousands, except or percentages)
Net Revenues
Testing services	319,055	91.1%	384,800	92.2%	430,057	62,479	91.0%
Online education services	5,711	1.6%	4,897	1.2%	7,462	1,084	1.6%
Other	25,392	7.3%	27,443	6.6%	34,867	5,066	7.4%
Total net revenues	350,158	100.0%	417,140	100.0%	472,386	68,629	100.0%

Testing Services

We derive testing services revenues primarily from fees charged to test sponsors, including governmental agencies and other sponsors of licensure and certification tests, for our test delivery services. We also offer testing services to private enterprises as part of our HR Select employee assessment solution and administer TOEIC and ACT exams in China.

We offer our clients a comprehensive set of services for the compilation, delivery and analysis of computer-based tests using our E-testing platform, as well as logistical services such as test registration and fee collection. We generate revenues from our test delivery services through fees charged to test sponsors based on the total number of test takers taking a requested test or tests taken by test takers. Our clients typically pay us within two to six months after delivery of the test. We recognize revenue for test delivery services upon completion of the relevant test.

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

Demand and pricing for a test is affected by whether a certification, licensure or qualification test associated with certain profession, career or job position is considered desirable by potential test takers. Some industries may experience fluctuations in the number of people attempting to become qualified to participate in the industry, which will depend on the overall health of the relevant industry, changes in average salary levels in the relevant industry, the popularity of certain types of careers and employers, governmental policies that impact the relevant industry, or other factors.

In addition, obtaining contracts from test sponsors for new test titles and to upgrade existing test titles often requires considerable time and resources. Many of our clients administer tests to a large number of people on a regular basis, and maintaining consistency and stability from year to year in the test delivery format is important to them. The decision process involved in adopting a new type of test or a new test delivery format can be difficult and complex. These factors often result in significant delays in our ability to secure contracts, and make it difficult to predict our revenues from fees paid by test sponsors in any given year. On the other hand, for test sponsors that administer many tests on a regular basis, our ability to secure an initial contract and to effectively meet their test delivery requirements under the contract can help us obtain future test title contracts from that test sponsor. This enables us to increase and diversify our revenues and to hinder competitors from obtaining contracts with that test sponsor.

Online Education Services

We derive online education services revenues from the provision of online education services.

ATA provides online education services for the China Futures Association and CBA by operating online education web sites and training platforms for securities and banking professionals who are required to fulfill continuing educational requirements after passing their professional licensure and certification tests. The online training entitles the end users access to online education services during a specified service period, which normally ranges between 90 to 360 days from the activation. Revenue of online education services is recognized over the service period commencing at the point of time the user’s access to the online training is activated and ending at the point of time the user completes the training hours. As of each reporting date, review will be conducted on all membership accounts. If the online training sold to the end users are not activated before the expiration date, related online service revenue is recognized on the expiration date. Fees from online training platform maintenance service are recognized, when collectability is reasonably assured, on a straight-line basis over the contractual period.

Significant Factors Affecting Online Education Services

A number of factors affect our revenues from online education services As our online education services aim to help test takers who passed professional licensure and certification tests fulfill their post-qualification continuing educational requirements, demand for our online education services primarily depends on whether such continuing educational requirements will still be in place going forward. In addition, as we historically offered online education services for tests that are delivered through our test delivery platform, our ability to grow our online education services is also affected by the willingness of our test sponsor clients to permit us to provide online education services for their tests. Some test sponsor clients may not permit us to provide online education services in relation to tests for which we provide test delivery and other services due to a perceived conflict of interest. Furthermore, demand for online education services for a particular test also depends on the relative level of importance or difficulty of the test, with greater demand for online education services for more important and more difficult tests. Therefore, our ability to secure test delivery services contracts for more important and more difficult tests may affect our online education services. Moreover, because we generally do not develop the learning content used in our online education services, our ability to license online education learning content and materials from the relevant test sponsor or third party content provider is also critical for continuing our offer of online education services.

Other Revenues

We derive other revenues from test content creation services, delivery of certificates to passing candidates, licensing fees paid to us by operators of our ATA authorized test centers, and other fees and services.

Test content creation services. Our test content creation services include the installation of our technology on client testing platforms, the conversion of paper-based test items into computer-based tests items, and other related services. We charge service fees for these test content creation services.

Certificate delivery. Many of our testing services clients charge passing candidates a separate fee to receive a certificate for a test passed. We deliver upon request, and charge a per-certificate fee for delivery of certificates to these candidates.

Licensing fees from ATA authorized test centers.  We license our ATA name and E-testing platform technology and provide ongoing technical support, upgrades and training during the contract period in exchange for license fees.

Test administration software products. We offer our test administration software products to our clients and charge a per-software copy price for the software.

Other fees and services. From time to time and as requested by our clients, we may provide IT consulting and system integration services and other testing-related services to our clients. We also generated rental income by leasing our own property.

Cost of Revenues

Our cost of revenues consists primarily of test monitoring costs, payroll compensation, royalty fees and other related costs, all of which are directly attributable to the provision of our testing services, online education services and our other services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year ended March 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues	350,158	100.0%	417,140	100.0%	472,386	68,629	100.0%
Cost of Revenues	172,539	49.3%	208,017	49.9%	239,853	34,846	50.8%
Gross Profit	177,619	50.7%	209,123	50.1%	232,533	33,783	49.2%

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

Royalty Fees

Royalty fees primarily consist of fees paid to ETS for the distribution right in Mainland China for TOEIC exams, license fees paid to Saville Assessment for its psychometric assessment tests used in our HR Select service and license fees paid to CBA for the development and operation of its related online training platform.

Factors Affecting Gross Margin

Our gross margin is primarily affected by our revenue per test and test-related costs, including test monitoring costs, payroll compensation and royalty fees. Gross margin for different test titles varies and is typically lower for initial deliveries.

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

Provision for Doubtful Accounts

The provision for doubtful accounts represents our best estimate of the amount of probable credit losses resulting from our customers or non-customer business partners’ inability to make required payments. We consider the age of doubtful receivable, historical collection experience, and business partners’ individual conditions.

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

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended March 31, 2015, 2016 and 2017. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. In December 2008, ATA Testing was recognized as a HNTE and obtained a HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore it is entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore it is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. ATA Testing is currently in the process of re-applying for its HNTE certificate for another three years. Upon a successful renewal, ATA Testing should be entitled to a preferential tax rate of 15% retroactively from January 1, 2017. In December 2009, each of ATA Learning, ATA Online and ATA Data received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. From May 2012 to July 2012, ATA Learning, ATA Online and ATA Data successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In November 2015, ATA Learning, ATA Online and ATA Data successfully renewed their HNTE certificates, respectively, for another three years from 2015 and therefore are entitled to a preferential tax rate of 15% for calendar years 2015 to 2017. In the event ATA Testing, ATA Learning, ATA Online and ATA Data are unable to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.” Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), a PRC subsidiary of Xing Wei, is subject to an income tax of 25%. Beijing Puhua Huitong Education Technology Co., Limited (“Puhua Technology”), a PRC subsidiary of ATA Online, is also subject to an income tax of 25%.

In addition, under the EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. We have determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entity were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and Item 10.E. “Additional Information — Taxation — People’s Republic of China Taxation.”

In addition, the EIT Law revokes the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entity are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3. “Key Information—D. Risk Factors—Risks Relating to Regulation of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to the foreign investor in the year 2008 or thereafter. As of March 31, 2017, we have accrued withholding tax of RMB 22,620,872 on undistributed earnings of RMB 226,208,715 generated by our PRC consolidated entities since January 1, 2008 as we have changed our plan with respect to distribution of earnings from our PRC subsidiaries and do not believe the indefinite reinvestment exception for not recognizing deferred tax liability is met. We announced declaration of a cash dividend of $0.205 per common share, or $0.41 per ADS on June 1, 2017.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entity, as of March 31, 2017, we provided full valuation allowance for their deferred income tax assets after consideration of the scheduled reversal of existing deferred income tax liabilities.

VAT pilot program and VAT exemption of offshore outsourcing services. ATA Testing, ATA Learning, ATA Online and ATA Data subject to VAT at a rate of 6% for net revenues (i.e. VAT excluded) generated from service and license fees under the VAT pilot program under which Business Tax is being replaced by VAT gradually. This VAT is not a deduction from revenue in our consolidated statements of operations. Zhongxiao Zhixing is subject to VAT at a rate of 3% since it is classified as a Small Scale VAT payer.

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

See Note (2) to our audited consolidated financial statements for additional information regarding our significant accounting policies.

Bad Debt Allowance

We perform ongoing credit evaluations of our customers’ financial conditions and generally do not require collateral on accounts receivable.

The activity in the allowance for doubtful accounts for accounts receivable for the fiscal years ended March 31, 2015, 2016 and 2017 is as follows:

	For the fiscal year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	4,688,433	5,003,118	4,875,266	708,285
Additions charged to (reversal of) bad debt expense	845,965	(127,852)	524,460	76,194
Write-off of accounts receivable	(531,280)	—	—	—
Ending allowance for doubtful accounts	5,003,118	4,875,266	5,399,726	784,479

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

As of March 31, 2017, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB 41.2 million ($6.0 million). The amount of the deferred income tax assets considered realizable as of March 31, 2017 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the year ended March 31, 2015, 2016 and 2017, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of our company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2012.

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

Cost method investments.  Investments in equity of entities that are not considered debt securities or equity securities that have readily determinable fair values and over which we have no significant influence nor control, is accounted for using the cost method. Under the cost method, the investments are initially recorded at cost and recognized income as any dividends declared from distribution of investees’ earnings.

Available-for-sale investment. Available-for-sale investment is investment in convertible notes measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income.

We regularly evaluate the impairment of the long-term investments based on performance and the financial position of the investees as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,
	2015		2016		2017
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Net revenues:
Testing services	319,055	91.1%	384,800	92.2%	430,057	62,479	91.0%
Online education services	5,711	1.6%	4,897	1.2%	7,462	1,084	1.6%
Other	25,392	7.3%	27,443	6.6%	34,867	5,066	7.4%
Total net revenues	350,158	100.0%	417,140	100.0%	472,386	68,629	100%
Cost of revenues	172,539	49.3%	208,017	49.9%	239,853	34,846	50.8%
Gross profit	177,619	50.7%	209,123	50.1%	232,533	33,783	49.2%

Operating expenses:
Research and development	36,837	10.5%	36,529	8.8%	43,430	6,310	9.2%
Sales and marketing	45,186	12.9%	42,646	10.2%	47,824	6,948	10.1%
General and administrative	64,759	18.5%	78,341	18.8%	69,078	10,035	14.7%
Impairment of intangible assets	310	0.1%	—	—	—	—	—
Provision for (reversal of) doubtful accounts	846	0.2%	(128)	0%	694	101	0.1%
Total operating expenses	147,938	42.2%	157,388	37.8%	161,026	23,394	34.1%
Other operating income	2,078	0.6%	—	—	—	—	—
Income from operations	31,759	9.1%	51,735	12.3%	71, 507	10,389	15.1%
Share of losses of equity method investments	(2,197)	(0.6)%	(8,829)	(2.1)%	(16,121)	(2,342)	(3.4)%
Impairment loss of long-term investments	—	—	—	—	(32,199)	(4,678)	(6.7)%
Gain from disposal of long-term investment	—	—	—	—	1,600	232	0.3%
Interest income	4,136	1.2%	3,573	0.9%	3,914	569	0.8%
Foreign currency exchange loss, net	(1,067)	(0.3)%	(1,506)	(0.4)%	(73)	(11)	(0.0)%
Earnings before income tax	32,631	9.4%	44,973	10.7%	28,628	4,159	6.1%
Income tax expense	9,575	2.7%	18,922	4.5%	38,597	5,607	8.2%
Net income (loss)	23,056	6.7%	26,051	6.2%	(9,969)	(1,448)	(2.1)%
Net income (loss) attributable to non-controlling interests	—	—	—	—	(253)	(36)	(0.0)%
Net income (loss) attributable to ATA Inc.	23,056	6.7%	26,051	6.2%	(9,716)	(1,412)	(2.1)%

	For the fiscal year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Basic and diluted earnings (loss) per common share	0.49	0.57	(0.21)	(0.03)

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net Revenues

Our total net revenues increased by RMB 55.3 million, or 13.2%, to RMB 472.4 million ($68.6 million) in the fiscal year ended March 31, 2017 from RMB 417.1 million in the fiscal year ended March 31, 2016, primarily as a result of an increase in net revenues from testing services.

Testing services. Testing services net revenues increased by RMB 45.3 million, or 11.8%, to RMB 430.1 million ($62.5 million) in the fiscal year ended March 31, 2017 from RMB 384.8 million in the fiscal year ended March 31, 2016, primarily due to the increased number of tests taken for certain large existing exams, including CICPA and AMAC, the addition of the National Tour Guide Qualification Exam and Housing and Urban-Rural Construction Field Professionals Qualification Exam, and the increase in volume of certain other exams. Our net revenues from testing services provided to CICPA and AMAC, in aggregate, increased from RMB 99.7 million in the fiscal year ended March 31, 2016 to RMB 178.1 million ($25.9 million) in the fiscal year ended March 31, 2017. We generated RMB 16.2 million ($2.4 million) net revenues, in aggregate, from our newly provided testing services for the National Tour Guide Qualification Exam and Housing and Urban-Rural Construction Field Professionals Qualification Exam in the fiscal year ended March 31, 2017. The increase was partially offset by the loss of our SAC exam, which contributed revenue of RMB 67.0 million in the fiscal year ended March 31, 2016. The total number of billable tests delivered increased to 12,127,203 in the fiscal year ended March 31, 2017 from 10,258,866 in the fiscal year ended March 31, 2016.

Online education services. Our revenues from online education services increased by RMB 2.6 million, or 52.4%, to RMB 7.5 million ($1.1 million) in the fiscal year ended March 31, 2017 from RMB 4.9 million in the fiscal year ended March 31, 2016, primarily due to increase in revenue from our online education services provided for certain large customers.

Other revenues. Other revenues increased by RMB 7.5 million, or 27.1%, to RMB 34.9 million ($5.1 million) in the fiscal year ended March 31, 2017 from RMB 27.4 million in the fiscal year ended March 31, 2016, primarily due to (i) increase in revenue derived from services delivered in relation to the National Tour Guide Qualification Exam of RMB 4.1 million and (ii) increase in rental income of RMB 0.6 million.

Gross Profit

Our gross profit increased by RMB 23.4 million, or 11.2%, to RMB 232.5 million ($33.8 million) in the fiscal year ended March 31, 2017 from RMB 209.1 million in the fiscal year ended March 31, 2016. Our gross margin decreased to 49.2% in the fiscal years ended March 31, 2017 from 50.1% in the fiscal years ended March 31, 2016. The decrease in gross margin was primarily due to increased labor costs associated with salary increases by RMB 4.6 million, as well as a change in revenue mix.

Operating Expenses

Our operating expenses increased by RMB 3.6 million, or 2.3%, to RMB 161.0 million ($23.4 million) in the fiscal year ended March 31, 2017 from RMB 157.4 million in the fiscal year ended March 31, 2016.

General and administrative expenses. Our general and administrative expenses decreased by RMB 9.2 million, or 11.8%, to RMB 69.1 million ($10.0 million) in the fiscal year ended March 31, 2017 from RMB 78.3 million in the fiscal year ended March 31, 2016, primarily due to decrease in (i) tax expenses and professional services fees incurred in connection with the reorganization of ATA Online in preparation for its New Third Board listing of RMB 8.1 million, (ii) share-based compensation expenses of RMB 3.5 million.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 5.2 million, or 12.1%, to RMB 47.8 million ($6.9 million) in the fiscal year ended March 31, 2017 from RMB 42.6 million in the fiscal year ended March 31, 2016, primarily due to increased expenses of RMB 3.4 million we incurred as a result of our enhanced pre-sales marketing and promotion efforts and increased labor cost of our marketing personnel of RMB 1.4 million. Sales and marketing expenses as a percentage of our total net revenues decreased slightly to 10.1% in the fiscal year ended March 31, 2017 from 10.2% in the fiscal year ended March 31, 2016.

Research and development expenses. Our research and development expenses increased by RMB 6.9 million, or 18.9%, to RMB 43.4 million ($6.3 million) in the fiscal year ended March 31, 2017 from RMB 36.5 million in the fiscal year ended March 31, 2016, primarily due to the increased labor cost of RMB 4.4 million we paid to our research and development personnel and consultants relating to our new K-12 initiatives of RMB 1.5 million.

Provision for doubtful accounts. Accrual of bad debt expenses was RMB 0.7 million ($0.1 million) in the fiscal year ended March 31, 2017, compared to reversal of bad debt expenses of RMB 0.1 million in the fiscal year ended March 31, 2016, primarily due to the reversal of the collection of certain long aging receivable during the fiscal year ended March 31, 2016.

Impairment Loss of long-term investments

We recorded impairment loss of RMB 32.2 million ($4.7 million) in the fiscal year ended March 31, 2017 related to our investments in certain companies providing online education and K-12 related services, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows.

Interest Income

Our interest income increased to RMB 3.9 million ($0.6 million) in the fiscal year ended March 31, 2017 from RMB 3.6 million in the fiscal year ended March 31, 2016, primarily due to the average cash balance increase compared to the prior year.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange loss primarily reflects the effects of exchanging from Renminbi to U.S. dollar and devaluation of Renminbi against U.S. dollar in relation to the re-measurement of Renminbi denominated bank deposits held by overseas entities, whose functional currency is U.S. dollar. We recorded a net foreign currency exchange loss of RMB 0.1 million ($0.01 million) in the fiscal year ended March 31, 2017, compared with a net loss of RMB 1.5 million in the fiscal year ended March 31, 2016. The decrease in foreign exchange loss was primarily because a large amount of Renminbi was exchanged for U.S. dollar at our overseas bank accounts for long term investment in the fiscal year ended March 31, 2016, while no such exchange occurred in the fiscal year ended March 31, 2017.

Income Tax Expense

We had income tax expense of RMB 38.6 million ($5.6 million) in the fiscal year ended March 31, 2017, compared to RMB 18.9 million in the fiscal year ended March 31, 2016. The increase in our income tax expense was primarily due to accrual of withholding tax of RMB 22.6 million ($3.3 million) in connection with all undistributed earnings generated by our PRC consolidated entities since January 1, 2008 as we do not believe the permanent reinvestment exception for not recognizing deferred tax liability is met due to change of our investment plan.

Net Loss

As a result of the above factors, we had net loss of RMB 10.0 million ($1.4 million) in the fiscal year ended March 31, 2017, compared to net income of RMB 26.1 million in the fiscal year ended March 31, 2016. The loss was primarily due to an accrual of RMB 22.6 million withholding taxes in connection with all undistributed earnings of PRC subsidiaries since January 1, 2008, as well as impairment losses of RMB 32.2 million and investment losses of RMB 16.1 million associated with certain strategic investments, which was offset by the increase of gross profit of RMB 23.4 million, driven by the robust revenue increase of RMB 55.3 million.

We had a basic loss per common share and diluted loss per common share of RMB 0.21 ($0.03) and RMB 0.21 ($0.03) in the fiscal year ended March 31, 2017 compared to a basic earnings per common share and diluted earnings per common share of RMB 0.57 and RMB 0.57 in the fiscal year ended March 31, 2016.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net Revenues

Our total net revenues increased by RMB 66.9 million, or 19.1%, to RMB 417.1 million in the fiscal year ended March 31, 2016 from RMB 350.2 million in the fiscal year ended March 31, 2015, primarily as a result of an increase in net revenues from testing services.

Testing services. Testing services net revenues increased by RMB 65.7 million, or 20.6%, to RMB 384.8 million in the fiscal year ended March 31, 2016 from RMB 319.1 million in the fiscal year ended March 31, 2015, primarily due to the addition of the AMAC and CCTAA exams, and increases in the volume of certain other exams. We generated RMB 118.4 million net revenues, in aggregate, from AMAC, CCTAA and CICPA in the fiscal year ended March 31, 2016. Our net revenues from TOEIC and HR Select increased from RMB 76.8 million in the fiscal year ended March 31, 2015 to RMB 86.3 million in the fiscal year ended March 31, 2016 due to on-campus recruitment tests. The total number of billable tests delivered increased to 10,258,866 in the fiscal year ended March 31, 2016 from 8,767,389 in the fiscal year ended March 31, 2015.

Online education services. Our revenues from online education services decreased by RMB 0.8 million, or 14.3%, to RMB 4.9 million in the fiscal year ended March 31, 2016 from RMB 5.7 million in the fiscal year ended March 31, 2015.

Other revenues. Other revenues increased by RMB 2.0 million, or 8.1%, to RMB 27.4 million in the fiscal year ended March 31, 2016 from RMB 25.4 million in the fiscal year ended March 31, 2015, primarily due to increase in rental income.

Gross Profit

Our gross profit increased by RMB 31.5 million, or 17.7%, to RMB 209.1 million in the fiscal year ended March 31, 2016 from RMB 177.6 million in the fiscal year ended March 31, 2015. Our gross margin decreased slightly to 50.1% in the fiscal years ended March 31, 2016 from 50.7% in the fiscal years ended March 31, 2015.

Operating Expenses

Our operating expenses increased by RMB 9.5 million, or 6.4%, to RMB 157.4 million in the fiscal year ended March 31, 2016 from RMB 147.9 million in the fiscal year ended March 31, 2015.

General and administrative expenses. Our general and administrative expenses increased by RMB 13.5 million, or 21.0%, to RMB 78.3 million in the fiscal year ended March 31, 2016 from RMB 64.8 million in the fiscal year ended March 31, 2015, primarily due to increases in professional service expenses relating to ATA Online’s New Third Board listing and share-based compensation expenses.

Sales and marketing expenses. Our sales and marketing expenses decreased by RMB 2.6 million, or 5.6%, to RMB 42.6 million in the fiscal year ended March 31, 2016 from RMB 45.2 million in the fiscal year ended March 31, 2015. Sales and marketing expenses as a percentage of our total net revenues decreased to 10.2% in the fiscal year ended March 31, 2016 from 12.9% in the fiscal year ended March 31, 2015.

Research and development expenses. Our research and development expenses decreased by RMB 0.3 million, or 0.8%, to RMB 36.5 million in the fiscal year ended March 31, 2016 from RMB 36.8 million in the fiscal year ended March 31, 2015.

Provision for doubtful accounts. Reversal of bad debt expenses was RMB 0.1 million in the fiscal year ended March 31, 2016, compared to accrual of bad debt expenses of RMB 0.8 million in the fiscal year ended March 31, 2015, primarily due to our cash collection of several long aging accounts.

Impairment of intangible assets. Our impairment of intangible assets was RMB nil in the fiscal year ended March 31, 2016 compared to RMB 0.3 million in the fiscal year ended March 31, 2015.

Interest Income

Our interest income decreased to RMB 3.6 million in the fiscal year ended March 31, 2016 from RMB 4.1 million in the fiscal year ended March 31, 2015, primarily due to the decrease of China’s benchmark interest rate.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange loss primarily reflects the effects of exchanging from Renminbi to U.S. dollar and devaluation of Renminbi against U.S. dollar in relation to the re-measurement of our Renminbi denominated bank deposits held by overseas entities, whose functional currency is U.S. dollar. We recorded a net foreign currency exchange loss of RMB 1.5 million in the fiscal year ended March 31, 2016, compared with a net loss of RMB 1.1 million in the fiscal year ended March 31, 2015.

Income Tax Expense

We had income tax expense of RMB 18.9 million in the fiscal year ended March 31, 2016, compared to RMB 9.6 million in the fiscal year ended March 31, 2015. The increase in our income tax expense was primarily due to the increase in valuation allowance of deferred income tax assets from ATA Learning and ATA Testing.

Net Income

As a result of the above factors, our net income increased to RMB 26.1 million in the fiscal year ended March 31, 2016 from net income of RMB 23.1 million in the fiscal year ended March 31, 2015.

Our basic earnings per common share and diluted earnings per common share increased to RMB 0.57 and RMB 0.57 in the fiscal year ended March 31, 2016 from RMB 0.49 and RMB 0.49 in the fiscal year ended March 31, 2015.

B. Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash generated from operating activities.

As of March 31, 2017, we had RMB 222.4 million ($32.3 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from cash generated from operating activities.

We believe our current cash and expected future cash flows from operating activities, particularly from testing services and online education services, is sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any change in the significant factors affecting our revenues from testing services and online education services may cause material fluctuations in our cash generated from operations. See Item 5.A. “Operating and Financial Review and Prospectus—Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2015, 2016 and 2017:

	For the fiscal year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	45,852	64,505	61,545	8,941
Net cash used in investing activities	(52,759)	(36,801)	(93,952)	(13,649)
Net cash provided by (used in) financing activities	(63,661)	(20,310)	7,250	1,053
Effect of foreign exchange rate changes on cash	(1,084)	(21)	(63)	(9)
Net increase (decrease) in cash	(71,652)	7,373	(25,220)	(3,664)
Cash and cash equivalents at beginning of year	311,947	240,295	247,668	35,982
Cash and cash equivalents at end of year	240,295	247,668	222,448	32,318

Operating Activities

Net cash provided by operating activities was RMB 61.5 million ($8.9 million) in the fiscal year ended March 31, 2017, mainly attributable to cash collection from revenues of RMB 462.5 million ($67.2 million), partially offset by cash paid for test monitoring costs and royalty fees of RMB 166.6 million ($24.2 million) and cash paid for payroll and other operating expenses of RMB 234.4 million ($34.1 million).

Net cash provided by operating activities was RMB 64.5 million in the fiscal year ended March 31, 2016, mainly attributable to cash collection from revenues of RMB 412.8 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 145.4 million and cash paid for payroll and other operating expenses of RMB 202.9 million.

Net cash provided by operating activities was RMB 45.9 million in the fiscal year ended March 31, 2015, mainly attributable to cash collection from revenues of RMB 385.1 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 121.2 million and cash paid for payroll and other operating expenses of RMB 218.0 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended March 31, 2017 of RMB 94.0 million ($13.6 million) was primarily attributable to payment of RMB 89.9 million made for long-term investments and payment of RMB 9.9 million made for capital expenditures, partially offset by proceeds of RMB 5.5 million received from disposal of certain equity interests of an affiliate company.

Net cash used in investing activities in the fiscal year ended March 31, 2016 of RMB 36.8 million was primarily attributable to equity investments and amount due from shareholder of RMB 10.0 million in connection with the termination of VIE agreements (see the discussion in Note (17) of the consolidated financial statements included in this annual report). Amount due from shareholder was received in full in June 2017.

Net cash used in investing activities in the fiscal year ended March 31, 2015 of RMB 52.8 million was primarily attributable to capital expenditures for leasehold improvements and equity investments.

Financing Activities

Net cash provided by financing activities in the fiscal years ended March 31, 2017 of RMB 7.3 million ($1.1 million) was primarily attributable to RMB 34.0 million investment prepayment made by third-party investors to one of our subsidiaries and RMB 3.4 million cash received from short-term loan ATA BVI borrowed during the year, which was partially offset by RMB 30.0 million cash paid as collateral for financial standby letter of credit. In June 2017, the short term loan ATA BVI borrowed was fully repaid and the RMB 30.0 million cash paid as collateral for financial standby letter of credit was released back to the company.

Net cash used in financing activities in the fiscal years ended March 31, 2016 of RMB 20.3 million was primarily attributable to repurchase of common shares.

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

	For the fiscal year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	14,836	3,087	9,932	1,443

Historically, our capital expenditures have been made primarily for the purchase of office space, leasehold improvements, software, computer equipment, servers and education assessment test caseware.

Foreign Currency Exchange

ATA Inc., ATA BVI and Xing Wei’s functional currency is U.S. dollar. As of March 31, 2017, we had RMB 222.4 million ($32.3 million) in cash and cash equivalents. The functional currency of our PRC subsidiaries is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We plan to complete our evaluation in next fiscal year, including an assessment of the new expanded disclosure requirements and a final determination of the transition method we will use to adopt the new standard.

In February 2016, the FASB issued ASC Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU No. 2016-02 will have on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU No. 2016-09 was issued as part of the FASB’s simplification initiative aimed at reducing costs and complexity while maintaining or improving the usefulness of financial information. This update involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, forfeitures, statutory tax withholding requirements, and classification in the statement of cash flows. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period, and the entity must adopt all of the amendments in the same period. We do not expect the adoption of ASU No. 2016-09 will have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact ASU No. 2016-15 will have on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We are currently evaluating the impact ASU No. 2016-18 will have on our consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and development is important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, system and test design and conversion. Our research and development team consisted 126 people as of March 31, 2017. We will continue to look selectively for experienced software engineers and other technology talent to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our E-testing, MTS and EzTest platforms. Our total expenses for research and development were RMB 36.8 million, RMB 36.5 million and RMB 43.4 million ($6.3 million) in the fiscal years ended March 31, 2015, 2016 and 2017, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2014 to March 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of fiscal year ended March 31, 2017:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	37,739	14,078	22,251	1,410	—
Unconditional Purchase Obligation (2)	6,134	4,838	1,296	—	—

(1) Our operating lease obligations comprise our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through May 2020, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2) On August 11, 2011, we entered into an agreement with Saville which granted us a license to market, distribute, sell, promote, demonstrate, supply, install and support its products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice provided that the termination date shall not be earlier than the fifth anniversary of this agreement unless either party is in breach of this agreement.

Indebtedness

As of the date of this annual report, we do not have any outstanding debt, debt securities, contingent liabilities, mortgages, or liens.

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

Name	Age	Position
Kevin Xiaofeng Ma	53	Chairman of the Board of Directors and Chief Executive Officer
Andrew Yan	59	Director
Hope Ni	45	Director
Alec Tsui	68	Director
Zhilei Tong	42	Director
Amy Tung	45	Chief Financial Officer
Alex Tong	54	Vice President of Business Development

Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as a general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as a vice president at the Beijing MIDI High-Tech Center, as a director of Beijing Zhongjia Integrated Intelligent System Engineering, and as a reporter for China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Petroleum & Chemical Corporation, China Resources Land Limited and Cogobuy Group, non-executive director of Guodian Technology & Environment Group Corporation Limited, Ozner Water International Holding Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of BlueFocus Communication Group, TCL Corporation, ATA Online (Beijing) Education Technology Co., Ltd and Sky Solar Holdings Limited. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni has been an independent director of ATA Inc. and ATA Online. Ms. Ni is an executive director and the chief investment officer of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni currently serves on the boards of JA Solar Holdings Co (NASDAQ: JASO) and Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and ATA Online. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Philippines and on the Nasdaq Global Market, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Summit Ascent Holdings Limited, Melco Resorts & Entertainment Limited, Melco Crown (Philippines) Resorts Corporation, Kangda International Environmental Company Limited and DTXS Silk Road Investment Holdings Company Limited. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Zhilei Tong is a director of our board. Mr. Tong founded Chinese All Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of Chinese All Digital Publishing Group Co., Ltd. He is also the executive director of Shanghai Wenrui Investment co., Ltd., the executive director and CEO of Beijing ChineseAll Education Technology Development Co., Limited, the executive director of Shanghai ChineseAll Culture Development Co., Ltd., the chairman of Hubei ChineseAll Digital Publishing Co., Ltd. and the executive director of Hangzhou ChineseAll Information Technology Co., Ltd., the executive director of ChineseAll (Tianjin) Culture Development Co., Ltd., the executive director of ChineseAll Group Limited, the director of Beijing Yajieshanghui Consulting Co., Ltd., a representative of the 16th People’s Congress of Beijing Dongcheng District, a member of the Secretary General in the All-China Youth Federation and secretary general in education subsector, the vice-chairman in Youth Federation of Dongcheng District of Beijing, the vice president of the Copyright Society of China, the vice president of China Audio-video and Digital Publishing Association, the vice-chairman of China Redactological Society. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from MIT and Tsinghua University.

Amy Tung is our Chief Financial Officer having assumed such role on April 1, 2017. Ms. Tung has been with the Company since 2006, serving in roles previously including the assistant to the CEO and vice president/financial controller. Prior to her service with ATA, Ms. Tung has held various financial and accounting positions with Bayer Healthcare Limited in Hong Kong, BEA Systems (Hong Kong) Limited, Bureau Veritas Consumer Products Services (Hong Kong) Limited, Agilent Technologies Hong Kong Limited, and Compaq Computer Limited. Ms. Tung received her master’s degree in financial engineering from Columbia University and her MBA and bachelor’s degree in computer science from the Chinese University of Hong Kong. She is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

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

B. Compensation

For the fiscal year ended March 31, 2017, we and our subsidiaries paid aggregate cash compensation of approximately RMB 7.3 million ($1.1 million) to our directors and executive officers as a group, and 692,000 restricted shares were granted to directors and selected executive officers. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Amended and Restated 2008 Plan is 5,726,763 shares (which was increased from 3,026,763 shares under the 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2017 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of March 31, 2017, 6,063,070 shares were authorized for issuance under the Amended and Restated 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan, the 2008 Plan and the Amended and Restated 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of April 1, 2017, we have granted a total of 2,451,067 share options that are outstanding under such plans, of which 916,337 have vested. The contractual term of these options is ten years. As of April 1, 2017, we have also granted 2,700,000 restricted shares that are unvested and outstanding, and 60,000 restricted shares have vested in the year ended March 31, 2017.

Options and restricted shares granted under our share incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date.

Generally, if the grantee’s employment or service with us is terminated for cause, all such grantee’s options under our share incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable 90 days, or three months following the grantee’s last day of employment or service with us, while generally all unvested options immediately terminate and become unexercisable. In circumstances where there is a death or total disability of the grantee, all such grantee’s vested options terminate and become unexercisable 12 months following the grantee’s last day of employment or service with us, while generally all unvested options immediately terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2005 Plan terminated in 2015 and the Amended and Restated 2008 Plan will terminate in 2026.

The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

	Number of Common
	Shares to be Issued
	Upon Exercise of	Exercise Price per
Name	Options	Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Hope Ni	50,000	$4.75	January 7, 2008	January 7, 2008	January 6, 2018
Alec Tsui	50,000	$4.75	January 28, 2008	January 28, 2008	January 27, 2018
Kevin Xiaofeng Ma	1,469,460	$2.24	February 10, 2015	February 10, 2015	February 9, 2025
Alex Tong	100,000	$1.705	January 17, 2017	January 17, 2017	January 16, 2027
Amy Tung	100,000	$1.705	January 17, 2017	January 17, 2017	January 16, 2027

Restricted shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	90,000	February 10, 2015	February 10, 2015
	133,000	January 17, 2017	January 17, 2017
Andrew Yan	100,000	May 30, 2011	June 1, 2011
	133,000	January 17, 2017	January 17, 2017
Hope Ni	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
Alec Tsui	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
Alex Tong	100,000	June 13, 2013	June 13, 2013
	60,000	January 17, 2017	January 17, 2017
Amy Tung	30,000	February 16, 2012	February 17, 2012
	10,000	June 13, 2013	June 13, 2013
	100,000	January 17, 2017	January 17, 2017

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

Terms of Directors

We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Zhilei Tong, the class B director is Andrew Yan, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class A director Zhilei Tong and class C directors Hope Ni and Alec Tsui were re-elected at our 2016 annual general meeting. Our class B director Andrew Yan will retire from office and will be eligible for re-election at our 2017 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D. Employees

We had 443, 446 and 483 employees as of March 31, 2015, 2016 and 2017, respectively. As of March 31, 2017, we had 83 employees in sales and marketing, 126 in research and development, 206 in client service and support and 68 in general and administrative functions.

In April 2005, we adopted a share incentive plan, or the 2005 Plan. In January 2008, we adopted our 2008 share incentive plan, or the 2008 plan. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016. We use our share incentive plans as an additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives.” We believe these initiatives have contributed to our ability to attract and retain talent.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of June 22, 2017 by:

•                  each person known to us to own beneficially more than 5% of our common shares, and

•                  each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma(3)	24,583,792	50.0%
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Alex Tong	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	25,602,792	52.0%
Principal Shareholders:
Joingear Limited(4)	18,427,074	38.0%
HSBC International Trustee Limited(5)	9,843,988	20.3%
Able Knight Development Limited(3)	4,998,988	10.3%
Lijun Mai(6)	4,845,000	10.0%
Cheng-Yaw Sun(7)	3,400,000	7.0%

* Beneficially owns less than 1% of our common shares.

(1)             The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after June 22, 2017.

(2)    Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after June 22, 2017. The total number of our common shares outstanding as of June 22, 2017 is 48,436,886.

(3)    Includes (i) (a) 423,000 common shares and (b) options to purchase 734,730 common shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly-owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Education Group Limited, respectively. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

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

(5)    Based on a report provided by HSBC International Trustee Limited on May 4, 2017. Includes 4,998,988 common shares and 2,422,500 ADSs (representing 4,845,000 common shares) held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. These trusts include Able Knight Development Limited, holding 4,998,988 common shares, Mutual Step Holdings Limited, holding 822,500 ADSs  (representing 1,645,000 common shares), Art Grace Development Limited, holding 800, 000 ADSs  (representing 1,600,000 common shares) and Art Kind Technology Limited, holding 800, 000 ADSs  (representing 1,600,000 common shares). The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #09-01 HSBC Building, Singapore 049320.

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

(7)    Based on Schedule 13D filed jointly by Cheng-Yaw Sun, Twittering World Limited and Xing Wei Institute Inc. on November 22, 2013. Includes 936,936 common shares and 531,532 ADSs (representing 1,063,064 common shares) held of record by Twittering World Limited and 1,400,000 common shares held of record by Xing Wei Institute Inc. Cheng-Yaw Sun, as sole director and shareholder of Twittering World Limited and sole director of Xing Wei Institute Inc. may be deemed to have sole voting and dispositive power over the Shares held of record by Twittering World Limited and Xing Wei Institute Inc.

None of our shareholders have different voting rights from other shareholders.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of June 22, 2017, none of our common shares were held by holders of record in the United States. However, 25,503,526 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Receivable due from shareholder

In May 2015, we terminated the VIE agreements with the nominee shareholders. The entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing for a consideration of RMB 10.0 million, equaling to the amount of the registered capital of ATA Online. As a result, ATA Online became a wholly owned subsidiary of our company. The consideration was paid to the nominee shareholders. Mr. Haichang Xiong, transferred his consideration of RMB 1.0 million to Mr. Kevin Xiaofeng Ma on March 29, 2016 and we received RMB 10.0 million in cash from Mr. Kevin Xiaofeng Ma on June 7, 2017.

Sublease of Jianwai SOHO office to Master Mind

ATA Testing subleased its Jianwai SOHO office to Master Mind, an equity method accounted investee, for a monthly rent of RMB 54,678, from May 17, 2015 to May 16, 2020. ATA Testing recognized the sublease income of RMB 0.6 million and RMB 0.7 million for the year ended March 31, 2016 and 2017, respectively. ATA Testing received advanced rental fee of RMB nil and RMB 0.1 million as of March 31, 2016 and 2017 respectively, and recorded the amount in deferred revenues.

ATA Testing received a rent deposit of RMB 0.1 million from Master Mind for the sublease and recorded the amount in accrued expenses and other payables as of March 31, 2016 and 2017.

USD 1.5 million Convertible Notes

On March 30, 2016 and April 28, 2016, ATA purchased the convertible promissory notes of USD 0.3 million and USD 1.2 million issued by Brilent, respectively.

Additional Investment in Satech

In April 2016, ATA Learning made an additional strategic investment of RMB 8.5 million ($1.2 million) in Satech, an equity method accounted investee, subsequent to its initial strategic investment in Satech in early 2015. Upon completion of the additional strategic investment, ATA Learning held 30.78% equity interest in Satech.

Acquisition of Puhua Technology

On August 31, 2016, ATA Online entered into an investment agreement to make a 60% equity investment in Puhua Technology with injection of RMB 2.0 million ($0.3 million) in cash. The director of Puhua Technology was a former director of ATA Learning, who resigned from ATA Learning in July 2016.

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

Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007, on July 7, 2009 and on April 13, 2015. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang an interest free loan in the amount of RMB 9.0 million, RMB 1.0 million, RMB 1.0 million and RMB 0.1 million, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case was ten years, which could be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang could only repay the loans by transferring all of their interest in ATA Online to ATA BVI or to a third party designated by ATA BVI.

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

Dividend Policy

On June 1, 2017, we have declared a cash dividend of $0.205 per common share, or $0.41 per ADS. The total amount of cash dividend distributed is expected to be approximately $10.0 million, which will be paid from the cash held by ATA Inc. to all shareholders of record as of the close of business on June 12, 2017.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI.” The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2013	$7.45	$3.09
Fiscal year ended March 31, 2014	$6.41	$3.78
Fiscal year ended March 31, 2015	$5.53	$2.50
Fiscal year ended March 31, 2016	$7.35	$2.03
Fiscal year ended March 31, 2017	$6.91	$2.96
Quarterly Highs and Lows:
Quarter ended June 30, 2014	$5.53	$3.88
Quarter ended September 30, 2014	$5.22	$3.79
Quarter ended December 31, 2014	$4.80	$2.50
Quarter ended March 31, 2015	$5.00	$3.50
Quarter ended June 30, 2015	$7.35	$3.89
Quarter ended September 30, 2015	$5.89	$2.03
Quarter ended December 31, 2015	$6.80	$2.55
Quarter ended March 31, 2016	$7.32	$3.97
Quarter ended June 30, 2016	$6.91	$4.41
Quarter ended September 30, 2016	$4.90	$3.33
Quarter ended December 31, 2016	$4.58	$3.30
Quarter ended March 31, 2017	$4.10	$2.96

Monthly Highs and Lows:
December 2016	$4.20	$3.43
January 2017	$3.99	$2.96
February 2017	$4.10	$2.97
March 2017	$4.08	$3.42
April 2017	$4.16	$3.62
May 2017	$3.92	$3.40
June 2017 (through June 22, 2017)	$5.00	$3.54

On June 22, 2017, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$4.84 per ADS.

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

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of March 31, 2017, our Chinese subsidiaries allocated RMB 55.2 million ($8.0 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2017, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the Item 10.E. “Additional Information — Taxation — Dividends on ADSs or Common Shares” section above.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 25% against the U.S. dollar over the following eight years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. Renminbi has appreciated modestly, from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.8275 Renminbi per U.S. dollar on June 22, 2017, though there also have been periods when the Renminbi has lost value against the U.S. dollar.

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

ATA Inc., ATA BVI and Xing Wei’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation gain of RMB 658,228 ($95,628) which we recognized as a component of other comprehensive loss as of March 31, 2017. If the Renminbi against U.S. dollar as of March 31, 2017 had further appreciated by 10% from 6.8993 to 6.2721 as of March 31, 2017, the other comprehensive loss would have decreased by RMB 353,091 ($51,297). Further, we recognized a net foreign currency exchange loss of RMB 62,054 ($9,015) as a result of the re-measurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of March 31, 2017 had further appreciated by 10% from 6.8993 to 6.2721 as of March 31, 2017, the foreign currency exchange loss would have decreased by RMB 23,813 ($3,460).

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the change in China’s consumer price index was 2.0%, 1.4% and 2.3% in the years 2014, 2015 and 2016, respectively. In April 2017, the year-over-year change in China’s consumer price index was 1.2%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $0.1 million in the fiscal year ended March 31, 2017.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of March 31, 2017 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of March 31, 2017 based on the criteria established in this Internal Control-Integrated Framework (2013).

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2017, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited ATA Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ATA Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on ATA Inc.’s internal control over financial reporting based on our audit.

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

In our opinion, ATA Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended, and our report dated June 29, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Beijing, China

June 29, 2017

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal accountant, for the periods indicated.

	For the fiscal year ended March 31,
	2016	2017	2017
	RMB	RMB	US$
Audit fees(1)	6,718,279	6,444,720	936,297
Audit-related fees(2)	1,601,528	1,601,528	232,672
Tax fees(3)	321,646	333,118	48,396

(1)                             “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements and our internal control over financial reporting of ATA Inc., and the audits of ATA Online’s New Third Board listing, its annual financial statements and special audit.

(2)                             “Audit-related fees” means the aggregate fees billed or payable for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2016 and 2017 include principally limited procedures in connection with our quarterly financial information.

(3)                             “Tax fees” means the aggregate fees billed or payable for services rendered by our principal accountant for tax advisory, tax retainer and compliance.

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

(1)                                     All translations from U.S. dollar to Renminbi were made at a rate of RMB 6.4480 to US$1.00, which was the noon buying rate in effect as of March 31, 2016.

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

Other than shown in the table above, there were no other repurchases during the fiscal year ended March 31, 2017.

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

•                  Nasdaq Stock Market Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for establishment or material amendments to equity compensation plans. None of the 2005 Plan, the 2008 Plan and the Amended and Restated 2008 Plan requires shareholder approval for material amendments to the plan or awards granted under the plan, including without limitation increasing the number of share awards that may be issued under the plan or the repricing of outstanding options.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary.(1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).*

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	Form of Indemnification Agreement between the Registrant and its directors.*

4.4	Technical Support Agreement between ATA Online (Beijing) Education Technology Co., Ltd and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.5	Strategic Consulting Service Agreement between ATA Online (Beijing) Education Technology Co., Ltd and ATA Learning (Beijing) Inc., dated October 27, 2006.*

4.6	Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated October 27, 2006, which was amended on February 12, 2007.*

4.6.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Xiaofeng Ma, dated July 7, 2009.**

4.7	Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated October 27, 2006, which was amended on February 12, 2007.*

4.7.1	Amendment to Loan Agreement between ATA Testing Authority (Holdings) Limited and Lin Wang, dated July 7, 2009.**

4.8

Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang, Jianguo Wang and ATA Online (Beijing) Education Technology Co., Ltd, dated October 27, 2006.*

4.9

Framework Agreement for Option Right Exercise among ATA Testing Authority (Holdings) Limited, Lin Wang, Jianguo Wang, ATA Online (Beijing) Education Technology Co., Ltd and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.10	Option Exercise Notice between ATA Testing Authority (Holdings) Limited and Jianguo Wang, dated February 12, 2007.*

4.11	Call Option and Cooperation Agreement among ATA Testing Authority (Holdings) Limited, Xiaofeng Ma, Lin Wang and ATA Online (Beijing) Education Technology Co., Ltd, dated February 12, 2007.*

4.12	Equity Pledge Agreement among Xiaofeng Ma, Lin Wang and ATA Learning (Beijing) Inc., dated February 12, 2007.*

4.13

Extended Control Agreement among Xiaofeng Ma, Lin Wang, ATA Online (Beijing) Education Technology Co., Ltd, ATA Learning (Beijing) Inc., and ATA Testing Authority (Holdings) Limited, amending the Technical Support Agreement (Exhibit 4.5), the Strategic Consulting Service Agreement (Exhibit 4.6), the Call Option and Cooperation Agreement (Exhibit 4.12), and the Equity Pledge Agreement (4.13), dated July 7, 2009. **

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Learning (Beijing) Inc., dated March 27, 2013.***

4.15	Power of Attorney by Lin Wang in favor of ATA Learning (Beijing) Inc., dated April 3, 2013.***

4.16	Framework Agreement on Restructuring, May 20, 2015.****

8.1	List of Subsidiaries.

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG Huazhen LLP

23.2	Consent of KPMG

23.3	Consent of Jincheng Tongda & Neal Law Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

ATA INC.

/s/ Amy Tung
	Name:	Amy Tung
	Title:	Chief Financial Officer

Date: June 29, 2017

S-1

ATA Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATA Inc. and subsidiaries as of March 31, 2016 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2017 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(d) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ATA Inc.’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Beijing, China
June 29, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ATA Inc.:

We have audited the accompanying consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the year ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of ATA Inc. and subsidiaries’ operations and their cash flows for the year ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

June 24, 2015

ATA INC.

Consolidated Balance Sheets

		March 31,
	Note	2016	2017	2017
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		247,667,737	222,448,413	32,317,587
Accounts receivable, net	(3)	50,552,034	56,161,255	8,159,178
Receivable due from shareholder	(17)	10,000,000	10,000,000	1,452,813
Prepaid expenses and other current assets	(4)	8,268,380	7,335,824	1,065,757
Total current assets		316,488,151	295,945,492	42,995,335

Long-term investments	(5)	50,685,846	88,891,687	12,914,297
Property and equipment, net	(7)	57,229,727	51,868,914	7,535,581
Goodwill	(8)	31,011,902	32,523,983	4,725,125
Intangible assets, net	(8)	750,895	11,326,513	1,645,530
Restricted cash	(2)(m)	—	30,000,000	4,358,438
Deferred income tax assets	(12)	3,687,804	3,388,760	492,323
Other assets		10,606,805	5,894,767	856,400
Total assets		470,461,130	519,840,116	75,523,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term loan	(2)(m)	—	3,449,650	501,170
Accrued expenses and other payables	(9)	57,739,627	89,358,847	12,982,166
Deferred revenues	(10)	16,612,164	10,221,897	1,485,050
Total current liabilities		74,351,791	103,030,394	14,968,386

Deferred revenues	(10)	1,878,751	1,731,622	251,572
Deferred income tax liabilities	(12)	—	22,620,872	3,286,389
Total liabilities		76,230,542	127,382,888	18,506,347
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 46,439,706 and 49,068,082 shares as of March 31, 2016 and 2017, respectively
Outstanding: 45,734,348 and 45,782,724 shares as of March 31, 2016 and 2017, respectively		3,530,704	3,533,912	513,411
Treasury shares—585,358 common shares as of March 31, 2016 and 2017, at cost	(14)	(27,737,073)	(27,737,073)	(4,029,677)
Additional paid-in capital		395,876,282	402,631,430	58,494,803
Accumulated other comprehensive loss		(25,174,129)	(25,069,771)	(3,642,168)
Retained earnings		47,734,804	38,018,802	5,523,420
Total shareholders’ equity attributable to ATA Inc.		394,230,588	391,377,300	56,859,789
Non-controlling interests		—	1,079,928	156,893
Total shareholders’ equity		394,230,588	392,457,228	57,016,682
Commitments and contingencies	(18)
Total liabilities and shareholders’ equity		470,461,130	519,840,116	75,523,029

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended March 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	USD
Net revenues	(11)	350,157,824	417,139,969	472,385,716	68,628,794
Cost of revenues		172,539,260	208,017,208	239,852,504	34,846,075
Gross profit		177,618,564	209,122,761	232,533,212	33,782,719

Operating expenses:
Research and development		36,836,338	36,529,145	43,430,385	6,309,622
Sales and marketing		45,186,175	42,645,682	47,823,235	6,947,820
General and administrative		64,759,122	78,341,173	69,078,028	10,035,743
Impairment of intangible assets		310,153	—	—	—
Provision for (reversal of) doubtful accounts		845,965	(127,852)	694,460	100,892
Total operating expenses		147,937,753	157,388,148	161,026,108	23,394,077

Other operating income		2,077,500	—	—	—
Income from operations		31,758,311	51,734,613	71,507,104	10,388,642

Other income (loss):
Share of losses of equity method investments		(2,196,750)	(8,829,140)	(16,121,334)	(2,342,128)
Impairment loss of long-term investments	(5)	—	—	(32,199,372)	(4,677,965)
Gain from disposal of long-term investment	(5)	—	—	1,600,000	232,450
Interest income, net of interest expenses		4,136,454	3,572,711	3,913,950	568,624
Foreign currency exchange losses, net		(1,067,149)	(1,505,518)	(72,769)	(10,572)
Total other income (loss), net		872,555	(6,761,947)	(42,879,525)	(6,229,591)

Earnings before income taxes		32,630,866	44,972,666	28,627,579	4,159,051

Income tax expense	(12)	9,575,146	18,921,479	38,596,986	5,607,419
Net income (loss)		23,055,720	26,051,187	(9,969,407)	(1,448,368)
Net loss attributable to non-controlling interests		—	—	(253,405)	(36,815)
Net income (loss) attributable to ATA Inc.		23,055,720	26,051,187	(9,716,002)	(1,411,553)

Net income (loss)		23,055,720	26,051,187	(9,969,407)	(1,448,368)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		(30,753)	2,002,553	658,228	95,628
Unrealized loss on available-for-sale investment, net of nil income tax		—	—	(553,870)	(80,467)
Total other comprehensive income(loss)		(30,753)	2,002,553	104,358	15,161

Comprehensive income (loss)		23,024,967	28,053,740	(9,865,049)	(1,433,207)
Comprehensive loss attributable to non-controlling interests		—	—	(253,405)	(36,815)
Comprehensive income (loss) attributable to ATA Inc.		23,024,967	28,053,740	(9,611,644)	(1,396,392)

Basic earnings (loss) per common share
attributable to ATA Inc.	(20)	0.49	0.57	(0.21)	(0.03)
Diluted earnings (loss) per common share
attributable to ATA Inc.	(20)	0.49	0.57	(0.21)	(0.03)

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares				Accumulated		Retained
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	other comprehensive loss	Non- controlling interests	earnings (Accumulated deficit)	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2014	45,281,518	3,474,894	(1,029,766)	437,964,776	(27,145,929)	—	(1,372,103)	411,891,872
Net income	—	—	—	—	—	—	23,055,720	23,055,720
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(30,753)	—	—	(30,753)
Share-based compensation (Note 13)	214,314	—	2,983,072	4,128,244	—	—	—	7,111,316
Issuance of common shares with net-settlement of employee individual income tax	577,064	38,824	(1,792,215)	3,814,809	—	—	—	2,061,418
Repurchase of common shares (Note 14)	(612,314)	—	(8,362,136)	—	—	—	—	(8,362,136)
Special cash dividend (Note 15)	—	—	—	(58,405,029)	—	—	—	(58,405,029)
Balance as of March 31, 2015	45,460,582	3,513,718	(8,201,045)	387,502,800	(27,176,682)	—	21,683,617	377,322,408
Net income	—	—	—	—	—	—	26,051,187	26,051,187
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	2,002,553	—	—	2,002,553
Share-based compensation (Note 13)	—	—	—	9,164,822	—	—	—	9,164,822
Issuance of common shares with net-settlement of employee individual income tax	273,766	16,986	—	(791,340)	—	—	—	(774,354)
Repurchase of common shares (Note 14)	—	—	(19,536,028)	—	—	—	—	(19,536,028)
Balance as of March 31, 2016	45,734,348	3,530,704	(27,737,073)	395,876,282	(25,174,129)	—	47,734,804	394,230,588
Net loss	—	—	—	—	—	(253,405)	(9,716,002)	(9,969,407)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	658,228	—	—	658,228
Unrealized loss on available-for-sale investment, net of nil income tax (Note 5)	—	—	—	—	(553,870)	—	—	(553,870)
Share-based compensation (Note 13)	—	—	—	6,958,403	—	—	—	6,958,403
Issuance of common shares with net-settlement of employee individual income tax	48,376	3,208	—	(203,255)	—	—	—	(200,047)
Acquisition of non-controlling interests (Note 21)	—	—	—	—	—	1,333,333	—	1,333,333
Balance as of March 31, 2017	45,782,724	3,533,912	(27,737,073)	402,631,430	(25,069,771)	1,079,928	38,018,802	392,457,228

Balance as of March 31, 2017-USD		513,411	(4,029,677)	58,494,803	(3,642,168)	156,893	5,523,420	57,016,682

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Year Ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Cash flows from operating activities:

Net income (loss)	23,055,720	26,051,187	(9,969,407)	(1,448,368)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Interest on restricted cash for financial standby letter of credit	—	—	(495,247)	(71,950)
Gain from disposal of long-term investment (Note 5)	—	—	(1,600,000)	(232,450)
Provision for (reversal of) doubtful accounts	845,965	(127,852)	694,460	100,892
Impairment of intangible assets	310,153	—	—	—
Depreciation and amortization	7,583,790	8,611,508	10,293,833	1,495,501
Loss (gain) from disposal of property and equipment	734	(54,955)	(14,186)	(2,061)
Share-based compensation	7,111,316	9,164,822	6,958,403	1,010,926
Deferred income tax expense (benefit) (Note 12)	(849,689)	7,053,724	22,919,916	3,329,834
Share of losses of equity method investments	2,196,750	8,829,140	16,121,334	2,342,128
Impairment loss of long-term investments	—	—	32,199,372	4,677,965
Interest on convertible note (Note 5)	—	—	(568,320)	(82,566)
Foreign currency exchange loss	997,149	2,023,109	253,986	36,899
Changes in operating assets and liabilities, net of effect of acquisition:
Restricted cash	2,700,000	—	—	—
Accounts receivable	19,357,064	(2,274,136)	(6,133,681)	(891,109)
Prepaid expenses and other current assets	(893,856)	(1,129,761)	1,508,565	219,166
Other assets	(7,574,162)	29,514	(245,162)	(35,617)
Income tax payable	(11,258,806)	7,244,175	(3,044,352)	(442,287)
Accrued expenses and other payables	(10,657,651)	4,099,848	(797,392)	(115,846)
Deferred revenues	12,927,758	(5,015,552)	(6,537,396)	(949,761)
Net cash provided by operating activities	45,852,235	64,504,771	61,544,726	8,941,296

Cash flows from investing activities :
Cash paid for property and equipment	(14,836,069)	(3,086,987)	(3,210,222)	(466,385)
Cash paid for education assessment test caseware	—	—	(6,721,698)	(976,536)
Cash receipt from property and equipment disposal	30,490	67,830	14,536	2,112
Proceeds from disposal of affiliates	—	—	5,500,000	799,047
Proceeds from acquisition of a subsidiary, less cash paid	—	—	411,583	59,795
Cash paid for long-term investments	(37,953,864)	(23,782,307)	(89,945,800)	(13,067,440)
Cash paid to shareholder (Note 17)	—	(10,000,000)	—	—
Net cash used in investing activities	(52,759,443)	(36,801,464)	(93,951,601)	(13,649,407)

Cash flows from financing activities :
Cash paid for employee individual income tax for net-settlement of vested shares	(853,404)	(774,354)	(200,047)	(29,063)
Cash paid for repurchase of common shares	(8,362,136)	(19,536,028)	—	—
Proceeds from exercise of share options	3,903,952	—	—	—
Cash received from short-term loan	—	—	3,449,650	501,170
Cash received from third party investors (Note 9)	—	—	34,000,000	4,939,563
Restricted cash for financial standby letter of credit	—	—	(30,000,000)	(4,358,439)
Special cash dividend	(58,349,122)	—	—	—
Net cash (used in)/received from financing activities	(63,660,710)	(20,310,382)	7,249,603	1,053,231

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows (Continued)

	Year Ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(1,083,809)	(20,559)	(62,052)	(9,015)
Net increase (decrease) in cash	(71,651,727)	7,372,366	(25,219,324)	(3,663,895)
Cash and cash equivalents at beginning of year	311,947,098	240,295,371	247,667,737	35,981,482
Cash and cash equivalents at end of year	240,295,371	247,667,737	222,448,413	32,317,587

Supplemental disclosures of cash flow information :
Cash paid for income tax	23,104,750	14,308,992	19,756,064	2,870,186
Cash refunded for income tax	(1,421,109)	(9,685,409)	(1,034,642)	(150,314)
Cash paid for interest expenses	—	—	57,572	8,364
Non-cash investing and financing activities:
Acquisition of property and equipment included in accrued expenses and other payables	146,126	—	—	—

See accompanying notes to consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements

(1)              DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company”), through its subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), Xing Wei Institute (Hong Kong) Limited (“Xing Wei”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), ATA Learning Data & Technology (Beijing) Limited (“ATA Data”) (formerly known as Beijing JinDiXin Software Technology Limited (“Beijing JDX”)), ATA Learning (Beijing) Inc. (“ATA Learning”), Zhong Xiao Zhi Xing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), and ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) and Beijing Puhua Huitong Education Technology Co., Limited (“Puhua Technology”) (collectively, referred to as the “Group”), primarily provides computer-based testing services, online education services and other related services in the People’s Republic of China (the “PRC”). Prior to May 20, 2015, the Group had no legal ownership interest in ATA Online but had control over ATA Online through a series of contractual agreements as further described in Note (2)(w) below. In September 2016, the Company acquired 60% equity interest in Puhua Technology by injection of RMB 2.0 million in cash, as further described in Note (21).

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

Revenue concentration

For the years ended March 31, 2015, 2016 and 2017, RMB 246.2 million, RMB 301.5 million and RMB 329.6 million, representing 70.3%, 72.3% and 69.8% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations is affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Year Ended March 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	%

The Chinese Institute of Certified Public Accountants	64,944,327	18.5%	76,485,306	18.3%	90,455,936	19.1%
Asset Management Association of China	—	—	23,183,787	5.6%	87,661,832	18.6%
China Banking Association	64,169,577	18.3%	61,190,087	14.7%	55,521,062	11.8%
Securities Association of China	66,847,350	19.1%	67,045,689	16.1%	—	—

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable, net are as follows:

	March 31,
	2016		2017
	RMB	%	RMB	%
Asset Management Association of China	13,243,230	26.2%	10,836,559	19.3%
The Chinese Institute of Certified Public Accountants	6,069,096	12.0%	450,712	0.8%

Concentration of cash, cash equivalents and restricted cash balances held at financial institutions

Cash, cash equivalents and restricted cash balances include deposits in:

	March 31,
	2016	2017
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	236,843,121	251,487,461
— Denominated in U.S. Dollar (“USD”)	723	723

Total cash, cash equivalents and restricted cash balances held at mainland PRC financial institutions	236,843,844	251,488,184

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	—	1
— Denominated in Hong Kong Dollar	20,873	263,216
— Denominated in USD	10,502,056	697,012
— Denominated in Great Britain Pound	300,964	—

Total cash balances held at HKSAR financial institutions	10,823,893	960,229

Total cash, cash equivalents and restricted cash balances held at financial institutions	247,667,737	252,448,413

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB 500,000. The bank deposits with financial institutions in the HKSAR are insured by the government authority up to HK$ 500,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HKSAR with acceptable credit rating.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(2)                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and, prior to May 20, 2015, its variable interest entity, or VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Non-controlling interests are separately presented as a component of equity in the consolidated financial statements.

(b)                 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the fair values of share-based payments and available-for-sale investment, the collectability of accounts receivable, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, goodwill and long-term investments, and the expected licensing period for perpetual licenses with respect to revenue recognition. Actual results could differ from those estimates.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

For the convenience of the readers, the 2017 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 6.8832, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of March 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on March 31, 2017.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

The online training entitles end users to access online education services during a specified service period, which normally ranges between 90 to 360 days from activation.

Online training revenue is recognized over the service period commencing at the point of time the user’s access to the online training is activated and ending at the point of time the user complete training hours. If the online training sold to end users is not activated before the expiration date, related online service revenue is recognized on the expiration date.

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

c)              Test administration software products

Test administration software products sales are recognized upon delivery and when collectability is reasonably assured.

d)             Operating leases

The Group recognized the revenue from operating lease on a straight-line basis over the lease term.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

iv)                 Business tax and value added tax (“VAT”)

Revenue is recognized net of business tax at the rate of 5% of gross revenues or VAT at the rate of 3% or 6% of gross revenues. Business tax and VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.

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

The test monitoring costs and royalty fees for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB

Test monitoring costs	113,042,449	142,116,286	163,061,810
Royalty fees	4,991,524	4,823,101	7,423,118

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

(j)   Operating lease

The Group leases offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no contingent rent in the lease agreements. The lease terms range between 12 and 58 months. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(k)                 Income taxes

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

(l)                    Share-based payment

The Group measures the cost of employee share options and non-vested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification of the terms and conditions of an award of equity instruments, the Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

(m)           Cash, cash equivalents, restricted cash and short term loan

Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturity less than three months. Restricted cash as of March 31, 2017 represents cash restricted as collateral for a short-term loan that ATA BVI has borrowed to support its business operations.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

On May 19, 2016, ATA BVI entered into a two-year Commercial Loan Facility (the “Facility”) with Industrial Bank Co., Ltd. Hong Kong Branch to borrow up to USD 4,000,000. ATA BVI shall pay interest at 2.5% per annum plus 3-month London Interbank Offer Rate (the “LIBOR”) on the commencement date for each drawdown. The Facility is fully secured by Standby Letter of Credit (“SBLC”) for an amount at RMB 30,000,000, which was recorded as restricted cash.

The maturity date of each drawdown shall be twelve months after the first drawdown date but in any event no later than 5 business days prior to the expiration date of the corresponding SBLC unless otherwise extended by the bank in writing. In July 2016, ATA BVI borrowed RMB 3,449,650. In June 2017, the Group has fully repaid the drawdown and the interest thereon, and the SBLC was released in full.

(n)                 Accounts receivable

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

(o)             Long-term investments

Equity method investments

The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as share of income (losses) of equity method investments in the consolidated statements of comprehensive income (loss).

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

Cost method investments

For equity investments in an investee that are not considered debt securities or equity securities that have readily determinable fair values and over which the Group neither has significant influence nor control, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. No events or circumstances indicating a potential impairment were identified as of or for the year ended March 31, 2017. The Company determines that it is not practicable to estimate fair value of cost method investments as of March 31, 2017, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Company.

Available-for-sale investment

The Group’s investment in convertible notes are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. An impairment loss on the available-for-sale investment is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary.

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

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(q)      Intangible assets

Intangible assets acquired are initially recognized and measured at fair value. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 5 to 12 years.

The Group has no intangible assets with indefinite useful lives.

(r)      Impairment of long-lived assets, excluding goodwill

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Group recognized an impairment loss of intangible assets of RMB 310,153, RMB nil and RMB nil for the years ended March 31, 2015, 2016 and 2017, respectively.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

Annual impairment review at March 31, and when a triggering event occurs between annual impairment tests was conducted over goodwill. No impairment loss of goodwill was recorded for any of the periods presented.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2015, 2016 and 2017 are allocated to the following expense items:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Cost of revenues	5,597,846	6,334,414	6,841,587
Research and development	5,563,607	5,810,237	6,435,010
Sales and marketing	4,045,878	4,169,401	4,463,283
General and administrative	2,870,561	2,583,837	3,110,561
Total expense due to employee benefit plans	18,077,892	18,897,889	20,850,441

(u)   Earnings per share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights in undistributed earnings. The Company’s non-vested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid).

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

(w)  Variable interest entity (“VIE”)

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its foreign subsidiaries are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. Prior to July 2015, ATA Online had an ICP license for the provision of ICP services in the PRC. However, no ICP services were provided by ATA Online for all periods presented.

Prior to May 20, 2015, the Group had no legal ownership interest in ATA Online but had control over ATA Online through a series of contractual agreements as further described below. Prior to April 2015, the legal ownership interests of ATA Online were held by Mr. Kevin Xiaofeng Ma, the Company’s co-founder and chairman and Mr. Walter Lin Wang, the Company’s co-founder and director. In April 2015, Mr. Walter Lin Wang transferred all of his equity in ATA Online to Mr. Haichang Xiong, the Company’s general counsel.

In May 2015, the Company decided to list ATA Online on the National Equities Exchange and Quotations System in the PRC. In preparation for the listing of ATA Online in the PRC, the contractual arrangements were terminated and the entire equity interests of ATA Online were transferred from Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong (the nominee shareholders) to ATA Learning and Zhongxiao Zhixing on May 20, 2015 at the consideration of RMB 10.0 million determined based on the registered capital of ATA Online. As a result, ATA Online became a wholly equity-owned subsidiary of the Company. The consideration was paid to the nominee shareholders. Mr. Haichang Xiong transferred his consideration of RMB 1.0 million to Mr. Kevin Xiaofeng Ma on March 29, 2016. The Group received RMB 10.0 million in cash from Mr. Kevin Xiaofeng on June 7, 2017. Further, ATA Online has de-registered its ICP license in July 2015 to be in compliance with PRC regulations.

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

The following is a description of the impact of the VIE Agreements on the Group’s consolidated financial statements for reporting periods prior to May 2015.

ATA Online was determined to be a VIE because although Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang were the equity holders of ATA Online, (i) their equity investment of RMB 10.0 million in ATA Online was financed by the Group and (ii) they did not participate in any profit or loss of ATA Online.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

The termination of the VIE Agreements and the transfer of equity interests of ATA Online from the nominee shareholders to the Group had no impact on the Group’s controlling financial interest in ATA Online. Accordingly, the financial statements of ATA Online are consolidated in the Company’s consolidated financial statements for the years ended March 31, 2015, 2016 and 2017. All of the equity (net assets) and net incomes or losses of ATA Online are attributed to the Company; therefore, no non-controlling interest in ATA Online is presented in the Company’s consolidated financial statements.

The key terms of these VIE Agreements were as follows:

Loan agreements: ATA BVI lent to ATA Online’s equity holders, Mr. Kevin Xiaofeng Ma, and Mr. Walter Lin Wang, interest free loans in the amount of RMB10 million for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The equity holders of ATA Online could only repay the loans by transferring all of their legal ownership interest in ATA Online to ATA BVI or to a third party designated by ATA BVI. The equity holders of ATA Online were required to pay to ATA BVI all dividend received from ATA Online.

Upon termination of the VIE Agreement in May 2015, the nominee shareholders received RMB 10.0 million from the transfer of the legal ownership interests in ATA Online to ATA Learning and Zhongxiao Zhixing in November 2015. Such proceeds have been repaid to ATA BVI.

Technical support agreement: ATA Learning had the exclusive right to provide technical support services to ATA Online. The service fees were mutually agreed by both parties, and were determined based on certain objective criteria such as the actual services required by ATA Online and the actual labor costs, as determined by the number of days and personnel involved, incurred by ATA Learning for providing the services during the relevant period.

Strategic consulting service agreement: ATA Learning provided ATA Online with strategic consulting and related services to ATA Online. The fees for these services were determined by ATA Learning and calculated monthly based on actual time spent providing the services. ATA Learning had the right to adjust the fees payable by ATA Online in accordance with its performance.

For the years ended March 31, 2015 and 2016, ATA Learning billed RMB 18.0 million and RMB nil to ATA Online based on the technical support agreement and strategic consulting service agreement.

Call option and cooperation agreement: Through the call option and cooperation agreement entered into among ATA BVI, ATA Online and its equity holders, ATA BVI or any party designated by ATA BVI, had an exclusive purchase option to acquire the equity interest in ATA Online from its equity holders or acquire ATA Online’s assets at any time when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call option would be applied to repay the loans under the loan agreements described above.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Equity pledge agreement: To secure the payment obligations of ATA Online under the technical support agreement and the strategic consulting service agreement described above, ATA Online’s equity holders had pledged to ATA Learning their entire equity ownership interests in ATA Online. Under this agreement, equity holders of ATA Online may not transfer the pledged equity interest without ATA Learning’s prior written consent. .

Power of attorney: Each of Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang signed a power of attorney, on March 27, 2013 and April 3, 2013 respectively, with ATA Learning to exclusively assign their rights as an shareholder of ATA Online to ATA Learning, including but not limited to voting right and right to appoint director and executive management of ATA Online. The assignment of the shareholder’s rights was legally binding, irrevocable.

The VIE Agreements were terminated in May 2015. The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated results of operations and cash flows for the year ended March 31, 2015 as indicated below.

Year ended March 31, 2015
RMB
Net revenue	154,454,044
Net income	21,951,065

Year ended March 31, 2015
RMB
Net cash provided by operating activities	22,655,696
Net cash used in investing activities	(37,956,001)
Net cash used in financing activities	—

(x)   Business Combination

Business combinations are recorded using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(y)   Recently issued accounting standards

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. The new standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Group plans to complete its evaluation in next fiscal year, including an assessment of the new expanded disclosure requirements and a final determination of the transition method the Group will use to adopt the new standard.

In February 2016, the FASB issued ASC Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. The Group is currently evaluating the impact ASU No. 2016-02 will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU No. 2016-09 was issued as part of the FASB’s simplification initiative aimed at reducing costs and complexity while maintaining or improving the usefulness of financial information. This update involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, forfeitures, statutory tax withholding requirements, and classification in the statement of cash flows. This ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period, and the entity must adopt all of the amendments in the same period. The Group does not expect the adoption of ASU No. 2016-09 will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact ASU No. 2016-15 will have on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact ASU No. 2016-18 will have on its consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(z)    Recently adopted accounting standards

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, and related valuation allowances, to be classified as noncurrent on the Company’s consolidated balance sheets. ASU No. 2015-17 is effective for the Company for annual periods in fiscal years beginning after December 15, 2016, and requires either prospective or retrospective adoption. The Company elected to early adopt the new standard retrospectively in the year ended March 31, 2017, which resulted in the reclassifications of RMB 3,663,864 from current to noncurrent deferred income tax assets in the consolidated balance sheet as of March 31, 2016.

(3)  ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31,
	2016	2017
	RMB	RMB
Accounts receivable	55,427,300	61,560,981
Less: allowance for doubtful accounts	(4,875,266)	(5,399,726)
Accounts receivable, net	50,552,034	56,161,255

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable.The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2015, 2016 and 2017 is as follows:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	4,688,433	5,003,118	4,875,266
Additions charged to (reversal of) provision for doubtful accounts	845,965	(127,852)	524,460
Write-off of accounts receivable	(531,280)	—	—
Ending allowance for doubtful accounts	5,003,118	4,875,266	5,399,726

(4)   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31,
	2016	2017
	RMB	RMB
Advances to employees	982,530	373,071
Other current assets	7,285,850	6,962,753
Total prepaid expenses and other current assets	8,268,380	7,335,824

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(5)   LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	March 31,
	2016	2017
	RMB	RMB
Equity method investments	48,747,486	8,893,440
Cost method investments	—	69,621,700
Available-for-sale investment	1,938,360	10,376,547
Total long-term investments	50,685,846	88,891,687

Equity method investments

	March 31,
	2016	2017
	RMB	RMB
Beijing Zhishang Education Technology Ltd.	7,701,753	2,740,234
Master Mind Education Company	27,534,547	—
Beijing Satech Internet Educational Technology Ltd.	4,520,146	—
Brilent Inc.	8,991,040	6,153,206
Total equity method investments	48,747,486	8,893,440

In August 2014, ATA Online made a 45% equity interest investment to establish Beijing Zhishang Education Technology Ltd. (“Zhishang”), an online professional training provider based in PRC, by paying cash of RMB 13,500,000. The other shareholder of Zhishang is New Oriental Education & Technology Group. ATA online accounted for the investment under equity method. ATA online recognized its share of loss from this equity investment of RMB 1,103,275, RMB 4,694,972 and RMB 4,961,519 for the years ended March 31, 2015, 2016 and 2017, respectively.

In December 2014, the Group made a 33% equity interest investment in Master Mind Education Company (“Master Mind”), a digital service provider for K-12 after-school tutoring institute based in the PRC, by paying cash of RMB 18,453,864 in December 2014, and RMB 12,302,000 in June 2015. The Company accounted for its 33% equity interest in Master Mind under the equity method. The Company recognized its share of loss from this equity investment of RMB 882,809, RMB 2,314,074 and RMB 5,230,027 for the years ended March 31, 2015, 2016 and 2017, respectively.

In January 2015, the Group made a 20% equity interest investment in Beijing Satech Internet Educational Technology Ltd. (“Satech”), an online SAT learning platform provider based in the PRC, by paying cash of RMB 6,000,000. In April, 2016, the Company acquired additional 10.78% equity interest of Satech at cash consideration of RMB 8,466,660. After the additional investment, the company has invested a total of RMB 14,466,660 in Satech and accounted for its 30.78% equity interest under equity method. The Company recognized its share of loss from this equity investment of RMB 210,666, RMB 1,269,187 and RMB 3,091,954 for the years ended March 31, 2015, 2016 and 2017, respectively.

In September 2015, ATA BVI entered into an agreement to purchase 2,156,721 Series AA Preferred Shares issued by Brilent Inc. (“Brilent”) at a price of $0.6955 per Series AA Preferred Shares with a total consideration of USD1.5 million. Brilent is a service provider with an easy to use SaaS (Software as a Service) based in the United States. ATA BVI held 15.47% equity interest of Brilent and one board seat out of six as of March 31, 2016. The investment is accounted for under the equity method as ATA BVI is able to exercise significant influence through its board seat. The Company recognized its share of loss from this equity investment of RMB 550,907 and RMB 2,837,834 for the years ended March 31, 2016 and 2017, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Management evaluated whether there was an other than temporary impairment based on the facts, including recent financing activities, projected and historical financial performance, and considered there was no other than temporary impairment on equity method investments except for Master Mind and Satech.

Master Mind and Satech failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows. Therefore, management considered that there were other than temporary impairments of the two investments and recorded impairment losses of RMB 22,304,520 and RMB 9,894,852 respectively at March 31, 2017.

The summarized financial information of the equity method investments were as follows:

	Zhishang
	March 31,
	2016	2017
	RMB	RMB
Current assets	16,915,455	7,193,920
Non-current assets	1,519,523	1,107,731
Current liabilities	1,319,972	1,513,637
Non-controlling interests	—	698,605
Net assets attributable to Zhishang’s shareholders	17,115,006	6,089,409

	Master Mind		Satech
	March 31,		March 31,
	2016	2017	2016	2017
	RMB	RMB	RMB	RMB
Current assets	17,275,584	2,818,796	896,029	1,091,944
Non-current assets	421,415	342,833	166,704	142,408
Current liabilities	1,848,431	3,161,629	1,543,959	2,037,788
Equity	15,848,568	—	(481,226)	(803,436)

	Zhishang
	Year ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenue	—	5,910	486,711
Cost and operating expenses	2,577,214	11,813,664	12,442,948
Loss before income taxes	(2,451,723)	(10,433,271)	(11,160,739)
Net loss	(2,451,723)	(10,433,271)	(11,160,739)
Net loss attributable to Zhishang’s shareholders	(2,451,723)	(10,433,271)	(11,025,597)

	Master Mind			Satech
	Year ended March 31,			Year ended March 31,
	2015	2016	2017	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB
Net revenue	143,100	592,961	609,837	—	9,674	326,188
Cost and operating expenses	2,824,687	13,662,672	17,350,165	1,056,987	8,367,416	10,716,073
Loss before income taxes	(2,675,180)	(13,012,346)	(15,848,568)	(1,053,332)	(8,345,933)	(10,380,733)
Net loss	(2,675,180)	(13,012,346)	(15,848,568)	(1,053,332)	(8,345,933)	(10,380,733)

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Cost method investments

	March 31,
	2016	2017
	RMB	RMB
Beijing Empower Education Online Co., Ltd.	—	32,500,000
Medicine (Beijing) Education Technology Ltd.	—	5,100,000
ApplySquare Education & Technology Co., Ltd.	—	19,721,700
Beijing GlobalWisdom Information Technology Co., Ltd.	—	12,300,000
Total cost method investments	—	69,621,700

During the year ended March 31, 2017, the Group entered into shares purchase agreements to acquire 8.33% equity interest of Beijing Empower Education Online Co., Ltd. (“EEO”), 15% equity interest of Medicine (Beijing) Education Technology Ltd. (“MDS”), 9% equity interest of ApplySquare Education & Technology Co., Ltd (“ApplySquare”), and 8.2% equity interest of Beijing GlobalWisdom Information Technology Co., Ltd. (“GlobalWisdom”), by paying cash consideration of RMB 32,500,000, RMB 9,000,000, USD 3,000,000 (equivalent to RMB 19,721,700), and RMB 12,300,000 respectively. As of March 31, 2017, the Group has paid all the cash considerations. Because these investment terms contain substantive liquidation preference over common stock that are not available to common shareholders, these investments are not substantially similar to common stock. In addition, the Group determined that it was not practicable to estimate fair value of cost method investments as of March 31, 2017, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Group. The Group recognized the cost of these investments at cash consideration and accounts for the investment by the cost method in accordance with ASC 325: Investments-Other.

In December 2016, the Company sold 6.5% of the equity interest in MDS for RMB 5,500,000 in cash, and recognized gain from disposal of long-term investment of RMB 1,600,000.

Available-for-sale investment

On March 24, 2016, ATA BVI entered into a convertible promissory note (“the Notes”) purchase agreement with Brilent pursuant to which Brilent will issue up to USD 2,500,000 of the Notes to certain investors including ATA BVI. On March 30, 2016 and April 28, 2016, Brilent issued the Notes to ATA BVI in the principal amount of USD 300,000 and USD 1,200,000 at a 6% interest rate per annum, in exchange for cash of USD 1,500,000. The Notes are due and redeemable 24 months from issuance. If a qualified financing occurs on or prior to the maturity date of the Notes, the Notes and all accrued and unpaid interest thereon shall convert, at ATA BVI’s option, into qualified financing securities at 75% of the qualified financing security purchase price subject to certain adjustment. The Company determined the fair value of the Notes as of March 31, 2017 to be USD 1,504,000 (RMB 10,376,547).

For the year ended March 31, 2017, RMB 568,320 was recognized as interest income in consolidated statements of comprehensive income (loss). The investment is classified as available-for-sale investment and is measured at fair value as of the balance sheet date. Unrealized holding loss of RMB 553,870 was reported in other comprehensive income (loss) for the year ended March 31, 2017.

Foreign
	Aggregate		Unrealized	currency	Aggregate
	cost	Interest	holding	translation	fair
	basis	income	loss	adjustment	value
	RMB	RMB	RMB	RMB	RMB
Convertible note	9,895,800	568,320	(553,870)	466,297	10,376,547

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(6)   FAIR VALUE MEASUREMENT

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value on a recurring basis at March 31, 2017:

		Fair value disclosure or measurement at March 31, 2017 using
	March 31, 2017	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investment
Convertible note	10,376,547	—	—	10,376,547

To estimate the fair value of the Notes, the Group used the Cox, Ross and Rubinstein Binomial Model (“Binomial-Model”), which is based on the fair value of the entire invested capital of Brilent evaluated by an income approach. The significant inputs for the valuation model included the following:

	Year Ended March 31, 2017
Total fair value of underlying asset as at valuation date		USD 12,000,000
Risk free rate of interest	For the March 30, 2016 Note	1.02%
	For the April 28, 2016 Note	1.04%
Maturity Date	For the March 30, 2016 Note	2018/3/30
	For the April 28, 2016 Note	2018/4/28
Volatility	For the March 30, 2016 Note	35.22%
	For the April 28, 2016 Note	36.10%

The fair value of the underlying asset has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate of 26% by using the weighted average cost of capital method.

Risk free rate of interest adopted for the valuation were estimated based on the U.S. daily treasury yield as at valuation date with term similar to the expected term of the Notes.

Maturity date is the time to maturity of the Notes according to the investment agreement.

The expected equity volatility were estimated based on the annualized standard deviation of the daily return embedded in the historical stock price of comparable companies with a time horizon close to the expected term determined based on the maturity date.

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) asset for the year ended March 31, 2017, which only contains available-for-sale investment:

Convertible note
RMB
Beginning balance as of April 1, 2016	1,938,360
Purchase	7,957,440
Total gain or losses:
Included in net income (loss)	568,320
Included in other comprehensive income (loss)	(553,870)
Foreign currency translation adjustment	466,297
Ending balance as of March 31, 2017	10,376,547

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2016 and 2017, respectively.

The Group’s financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, restricted cash, short-term loan and accrued expenses and other payables, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

(7)   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31,
	2016	2017
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	27,972,606	28,964,985
Furniture, fixtures and office equipment	2,358,500	2,471,985
Software	15,833,639	15,994,016
Motor vehicles	2,401,570	2,767,358
Leasehold improvements	16,118,799	16,412,286
	117,734,327	119,659,843
Less: accumulated depreciation and amortization	(60,504,600)	(67,790,929)
Property and equipment, net	57,229,727	51,868,914

Total depreciation expense recognized for the years ended March 31, 2015, 2016 and 2017 is allocated to the following expense items:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB

Cost of revenues	2,218,458	2,923,170	3,283,130
Research and development	199,886	879,228	1,064,370
Sales and marketing	464,404	514,458	601,509
General and administrative	4,162,029	4,101,778	3,743,084
Total depreciation expense	7,044,777	8,418,634	8,692,093

(8)   GOODWILL AND INTANGIBLE ASSETS, NET

(a)         Goodwill

The change in the carrying amount of goodwill is as follows:

RMB

Balance as of April 1, 2015 and 2016	31,011,902
Acquisition of Puhua Technology (Note 21)	1,512,081
Balance as of March 31, 2017	32,523,983

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(b)         Intangible assets

The following table summarizes the Company’s intangible assets, as of March 31, 2016 and 2017.

	March 31, 2016
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(767,500)	—	532,500	12
Training platform	422,700	(204,305)	—	218,395	5
Total intangible assets	1,722,700	(971,805)	—	750,895

	March 31, 2017
					Weighted
	Gross	Accumulated		Net	Average
	carrying	amortization		carrying	Amortization
	amount	/deduction	Impairment	amount	Period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(875,832)	—	424,168	12
Training platform	422,700	(288,845)	—	133,855	5
Royalty arrangement (i)	8,000,000	(1,200,000)	—	6,800,000	5
Education assessment test caseware (ii)	4,177,358	(208,868)	—	3,968,490	5
Total intangible assets	13,900,058	(2,573,545)	—	11,326,513

Amortization expenses for intangible assets recognized as cost of revenues were RMB 192,873, RMB 192,874 and RMB 1,601,740 for the years ended March 31, 2015, 2016 and 2017, respectively.

(i) Royalty arrangement represents the exclusive right the Group authorized to launch the online education services for banks registered under and supervised by China Banking Association for five years.

(ii) Education assessment test caseware is the test content purchased for the Company’s strategic K-12 academic assessment business, which includes three subjects of Literature, Mathematics and English over six grades of junior and senior high school.

As of March 31, 2017, the estimated amortization expense for the next five years is as follows:

March 31
RMB
2018	2,628,345
2019	2,593,120
2020	2,543,805
2021	2,534,639
2022	1,026,604

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(9)  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31,
	2016	2017
	RMB	RMB
Value-added tax and other taxes payable	3,851,923	2,407,530
Accrued payroll and welfare	14,524,290	17,042,283
Accrued test monitoring fees	14,702,303	17,141,791
Royalty fees payable	532,185	734,571
Income taxes payable	3,044,352	—
Other current liabilities	21,084,574	52,032,672
Total accrued expenses and other payables	57,739,627	89,358,847

Other current liabilities as of March 31, 2016 and 2017 mainly include accrued traveling expenses, rental expenses, meeting expense and other operating expenses. The balance as of March 31, 2017 also includes an investment prepayment of RMB 34,000,000 made to ATA Data by two third party investors, for the acquisition of 20% equity shares of ATA Data pursuant to the investment agreement signed on February 23, 2017. As of March 31, 2017, the closing terms have not been completed in accordance with relevant legal rules in PRC. Therefore, the amount was recognized as a liability as of March 31, 2017.

(10) DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31,
	2016	2017
	RMB	RMB
Testing service	14,611,826	8,047,140
Online education services	223,821	297,602
Other revenue — licensing fees from authorized test centers	2,451,093	2,333,983
Other revenue — others	1,204,175	1,274,794
Total deferred revenues	18,490,915	11,953,519

Representing:
Current deferred revenues	16,612,164	10,221,897
Non-current deferred revenues	1,878,751	1,731,622

(11)   NET REVENUES

The components of net revenues for the years ended March 31, 2015, 2016 and 2017 are as follows:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Testing services	319,055,019	384,799,721	430,056,696
Online education services	5,710,827	4,896,879	7,462,036
Other revenue	25,391,978	27,443,369	34,866,984
Net revenues	350,157,824	417,139,969	472,385,716

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Other revenue primarily includes licensing fees from authorized test centers, test development services, test certificate services, test administration software product sales and operating lease income. The net revenues from product sales are RMB 1,252,673, RMB 490,152 and RMB 570,576 for the years ended March 31, 2015, 2016 and 2017, respectively.

(12)   INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable years ended March 31, 2015, 2016 and 2017. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

Under the Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25% effective from January 1, 2008. Entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%.

The Company’s PRC entities are subject to income tax at 25%, unless otherwise specified.

In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. ATA Testing is currently in the process of renewing its HNTE certificate for another three years. Upon successful renewal, ATA Testing would be entitled to a preferential tax rate of 15% retroactively from January 1, 2017.

In December 2009, ATA Learning, ATA Online and ATA Data received approvals from the tax authorities that they qualified as HNTEs. The certificates entitled them to the preferential income tax rate of 15% effectively retroactively from January 1, 2009 to December 31, 2011. In May and July 2012, ATA Learning, ATA Online and ATA Data received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, ATA Learning, ATA Online and ATA Data received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. The applicable income tax rate for ATA Learning, ATA Online and ATA Data from January 1, 2018 onward will be 25% unless they can re-qualify as HNTE.

Zhongxiao Zhixing, a PRC subsidiary of Xing Wei, is subject to an income tax rate of 25%.

Puhua Technology, a PRC subsidiary of ATA Online, is subject to an income tax rate of 25%

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of March 31, 2017, the Company has accrued withholding tax of RMB 22,620,872 on undistributed earnings of RMB 226,208,715 generated by its PRC consolidated entities since January 1, 2008 as the Company has changed its plan with respect to distribution of earnings from its PRC subsidiaries and does not believe the indefinite reinvestment exception for not recognizing deferred tax liability is met. The deferred income tax liability recognized related to these earnings was RMB 22,620,872 as of March 31, 2017. The unrecognized defferred income tax liability as of March 31, 2016 was RMB 17,856,205.

The earnings before income taxes were generated in the following jurisdictions:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(15,524,612)	(23,126,473)	(7,439,119)
PRC	48,142,932	68,147,366	36,100,641
Hong Kong	12,546	(48,227)	(33,943)
Earnings before income taxes	32,630,866	44,972,666	28,627,579

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income consists of the following:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
PRC
Current expense	10,424,835	11,867,755	15,677,070
Deferred expense (benefit)	(849,689)	7,053,724	22,919,916
Total income tax expense	9,575,146	18,921,479	38,596,986

The actual income tax expense reported in the consolidated statements of comprehensive income differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2015, 2016 and 2017 to earnings before income taxes due to the following:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Computed “expected” income tax expense	8,157,716	11,243,167	7,156,895
Increase in valuation allowance	1,307,368	16,146,033	21,150,760
Preferential income tax rate	(4,922,088)	(7,911,837)	(12,853,725)
Entities not subject to income tax	2,100,188	3,502,469	1,868,266
Non-deductible expenses
Entertainment	1,225,250	792,099	662,669
Share-based compensation	1,777,829	2,291,206	1,739,601
Bad debt loss	1,383,597	(31,963)	173,615
Tax rate differential	5,629,196	(3,974,403)	—
Additional deduction of research and development costs	(8,489,742)	(4,900,698)	(4,856,620)
Withholding tax related to undistributed earnings	—	—	22,620,872
Other	1,405,832	1,765,406	934,653
Actual income tax expense	9,575,146	18,921,479	38,596,986

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	March 31,
	2016	2017
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	20,326,608	28,887,161
Share of losses of equity method investments	1,112,843	3,193,339
Impairment loss of long-term investments	—	8,049,843
Property and equipment, net	70,475	276,921
Accrued expenses and other payables	2,375,267	4,292,260
Total gross deferred income tax assets	23,885,193	44,699,524
Less: valuation allowance	(20,028,588)	(41,179,348)
Total deferred income tax assets, net	3,856,605	3,520,176
Deferred income tax liabilities:
Customer relationships	114,202	97,952
Training platform	54,599	33,464
Withholding tax related to distributable earnings	—	22,620,872
Total gross deferred income tax liabilities	168,801	22,752,288

Net deferred income tax assets	3,687,804	3,388,760
Net deferred income tax liabilities	—	22,620,872

The movements of the valuation allowance are as follows:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB

Balance at the beginning of the year	2,575,187	3,882,555	20,028,588
Additions	1,307,368	16,146,033	21,150,760
Balance at the end of the year	3,882,555	20,028,588	41,179,348

As of March 31, 2017, the valuation allowance of RMB 41,179,348 was related to the deferred income tax assets of PRC entities which were in loss position. As of March 31, 2017, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of March 31, 2017 could be reduced in the near term if estimates of future taxable income are reduced.

As of March 31, 2017, the Group had tax loss carry forwards for PRC income tax purpose of RMB 120,772,769 of which RMB 4,996,057, RMB 5,438,101, RMB 41,458,162, RMB 43,372,847 and RMB 25,507,602 will expire if unused by December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

For the years ended March 31, 2015, 2016 and 2017, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2012.

(13)   SHARE BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016. As of March 31, 2017, 6,063,070 shares were reserved for issuance under the 2008 Plan.

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

Under the 2008 Plan, non-vested shares are granted with a graded vesting as to 25% at the end of each year from the grant date over 4 years.

For the graded vesting share options and non-vested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

In January 2017, 2,700,000 non-vested shares were granted to Company’s employees and officers with a graded vesting as to 25% at the end of each year from the grant date over 4 years and 900,000 share options were granted to Company’s employees and officers, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vesting evenly over the following 36 months. The exercise price of these options is USD 1.705 per common share.

A summary of the shares options activities for the years ended March 31, 2015, 2016 and 2017 is presented below:

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	years	USD
Outstanding as of March 31, 2014	4,214,667	2.72
Granted	1,469,460	2.24
Exercised	(300,000)	2.12
Forfeited	(1,102,095)	2.50
Expired	(396,365)	2.58
Outstanding as of March 31, 2015	3,885,667	2.66
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(1,981,600)	2.72
Outstanding as of March 31, 2016	1,904,067	2.61
Granted	900,000	1.71
Exercised	—	—
Forfeited	(100,000)	1.71
Expired	(253,000)	3.60
Outstanding as of March 31, 2017	2,451,067	2.21
Vested and expected to vest as of March 31, 2017	2,451,067	2.21	7.96	156,000
Exercisable as of March 31, 2017	916,337	2.63	6.45	—

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2017, was determined based on the closing price of the Company’s common shares on March 31, 2017.

The total intrinsic value of options exercised during the years ended March 31, 2016 and 2017 was nil and nil respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Information relating to options outstanding and exercisable as of March 31, 2017 is as follows:

Options outstanding as of March 31, 2017			Options exercisable as of March 31, 2017
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
74,000	3.60	0.50	74,000	3.60	0.50
100,000	4.75	0.83	100,000	4.75	0.83
7,607	2.69	1.91	7,607	2.69	1.91
1,469,460	2.24	7.86	734,730	2.24	7.86
800,000	1.71	9.80	—	—	—
2,451,067	2.21	7.96	916,337	2.63	6.45

The Company calculated the fair value of the share options on the grant or the modification date, for the years ended March 31, 2015, 2016 and 2017, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended March 31,
	2015	2016	2017

Expected dividend yield	0%	0%	0%
Expected volatility	71%	50%	63%
Expected term	6.25	0.25	6.08
Risk-free interest rate (per annum)	1.70%	0.72%	1.98%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant or modification.

Compensation expense for share options of RMB 984,595, RMB 8,040,512 and RMB 4,079,082 was recognized for the years ended March 31, 2015, 2016 and 2017.

As of March 31, 2017, RMB 7,429,354 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 3.1 years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Non-vested shares

A summary of the non-vested shares activities for the years ended March 31, 2015, 2016 and 2017 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2014	810,000	3.989
Granted	—	—
Vested	(335,000)	4.380
Forfeited	(30,000)	2.145
Outstanding at March 31, 2015	445,000	3.819
Granted	—	—
Vested	(325,000)	4.437
Forfeited	—	—
Outstanding at March 31, 2016	120,000	2.145
Granted	2,700,000	1.650
Vested	(60,000)	2.145
Forfeited	(60,000)	1.650
Outstanding at March 31, 2017	2,700,000	1.661

The total fair value of shares vested during the years ended March 31, 2015, 2016 and 2017, was USD 821,250, USD 831,375 and USD 157,176 respectively.

Upon the vesting of the non-vested shares, the Company withholds the shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended March 31, 2015, 2016 and 2017, the Company withheld 54,000, 51,234 and 11,624 vested shares upon the vesting of the non-vested shares to satisfactory the minimum tax withholding obligation compensation expense recognized for non-vested shares for the years ended March 31, 2015, 2016 and 2017 is allocated to the following expense items:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Cost of revenues	164,741	90,002	455,115
Research and development	179,186	75,834	495,440
Sales and marketing	295,519	150,420	525,542
General and administrative	5,487,275	808,054	1,403,224
Total share based compensation expense	6,126,721	1,124,310	2,879,321

As of March 31, 2017, RMB 27,417,420 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 3.8 years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(14)   COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD 5.0 million worth of its issued and outstanding American Depository Shares (“ADS”) in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. The Company’s board of directors approved a share repurchase program on August 5, 2014 to repurchase up to USD 5.0 million worth of its issued and outstanding ADSs in open-market through January 31, 2015. The Company’s board of directors approved a share repurchase program on September 24, 2015 to repurchase up to USD 3.0 million worth of its issued and outstanding ADSs in open-market through March 31, 2016. For the years ended March 31, 2015, 2016 and 2017, the Company repurchased 612,314, 1,134,264 and nil common shares at a repurchase price of RMB 8,362,136, RMB 19,536,028 and RMB nil, respectively.

(15)       CASH DIVIDENDS

On May 30, 2014, the Company’s board of directors declared a special cash dividend of USD 0.205 per common share, or USD 0.41 per ADS. The total amount of dividend was USD 9.5 million (RMB 58,349,122) and was paid in cash in July 2014.

(16)       STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2016 and 2017, the PRC consolidated entities had appropriated RMB 36,431,792 and RMB 55,164,065, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(17)       RELATED PARTY TRANSACTIONS

(a) Receivable due from shareholder

In May 2015, the Group terminated the VIE agreements with the nominee shareholders. The entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing for a consideration of RMB 10.0 million, equaling to the amount of the registered capital of ATA Online. As a result, ATA Online became a wholly owned subsidiary of the Group. The consideration was paid to the nominee shareholders. Mr. Haichang Xiong, has transferred his consideration of RMB 1.0 million to Mr. Kevin Xiaofeng Ma on March 29, 2016. The Group received RMB 10.0 million in cash from Mr. Kevin Xiaofeng on June 7, 2017.

(b) Sublease of Jianwai SOHO office to Master Mind

ATA Testing subleased its Jianwai SOHO office to Master Mind, an equity method accounted investee, for a monthly rent of RMB 54,678, from May 17, 2015 to May 16, 2020. The Group recognized the sublease income of RMB 575,483 and RMB 650,478 for the years ended March 31, 2016 and 2017. ATA Testing received advanced rental fee of RMB nil and RMB 103,655 as of March 31, 2016 and 2017 respectively, and recorded the amount in deferred revenues.

ATA Testing received a rent deposit of RMB 115,097 from Master Mind for the sublease and recorded the amount in accrued expenses and other payables as of March 31, 2016 and 2017.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(c) Acquisition of Puhua Technology

On August 31, 2016, ATA Online entered into an agreement to make a 60% equity investment in Puhua Technology with a total cash consideration of RMB 2.0 million. The director of Puhua Technology was a director of ATA learning, who resigned from ATA learning in July 2016. Please refer to Note (21).

(18)       COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of 12 to 58 months.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of March 31, 2017 are:

Minimum
Lease Payments Amount
RMB
Year ended March 31:
2018	14,078,048
2019	11,194,606
2020	11,056,698
2021	1,409,891
2022	—
37,739,243

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2015, 2016 and 2017 were RMB 14,096,009, RMB 12,803,338 and RMB 13,206,748 respectively.

(b) Purchase commitments

On August, 11, 2011, the Group entered into an agreement with a vender granting the Group a license to distribute the vendor’s test related products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice subject only that the earliest termination date may not be before the fifth anniversary of this agreement unless either party is in breach of this agreement. The future minimum payments under the non-cancelable purchase agreement as of March 31, 2017 are:

Required Payments Amount
RMB
Year ended March 31:
2018	4,838,400
2019	1,296,000
6,134,400

License fee for the non-cancelable purchase agreement for the years ended March 31, 2015, 2016 and 2017 were RMB 2,282,288, RMB 2,642,777 and RMB 3,485,967 respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(19)       OPERATING LEASES

Minimum rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Lease

	March 31, 2016	March 31, 2017
	RMB	RMB
Building	53,049,213	53,049,213
Less: Accumulated depreciation	(12,030,383)	(13,812,837)
	41,018,830	39,236,376

Rentals under Operating Lease

Future minimum rental income under non-cancelable operating lease as of March 31, 2017 are:

Minimum
Rentals Amount
RMB
Year ended March 31:
2018	4,816,386
2019	4,170,397
2020	4,056,594
2021	95,821
2022	—
13,139,198

(20)  EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Year Ended March 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net earnings (loss)	23,055,720	26,051,187	(9,716,002)
Less: Dividends paid to participating securities	(693,728)	—	—
Net earnings (loss) attributable to participating securities	—	(130,924)	—
Net earnings (loss) available to common shareholders	22,361,992	25,920,263	(9,716,002)
Denominator:
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	45,597,580	45,635,186	45,772,916
Plus: Incremental shares issuable upon exercise of share options	—	—	—
Denominator for diluted earnings (loss) per share	45,597,580	45,635,186	45,772,916
Basic earnings (loss) per common share	0.49	0.57	(0.21)
Diluted earnings (loss) per common share	0.49	0.57	(0.21)

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended March 31, 2015, 2016 and 2017, because their effect is anti-dilutive:

	Year ended March 31,
	2015	2016	2017
Shares issuable under share options	3,885,667	1,904,067	2,451,067

(21)    ACQUISITION

On September 12, 2016, the Group acquired 60% equity interest in Puhua Technology by injection of RMB 2.0 million in cash. Puhua Technology is primarily engaged in technology development and online education consulting business. As of March 31, 2017, RMB 2.0 million has been fully paid to Puhua Technology. This acquisition was accounted for under the acquisition method and resulted in Puhua Technology becoming a consolidated subsidiary of the Group.

The acquired business contributed net revenue of RMB 71,349 and net loss of RMB 633,513 to the Group for the period from September 12, 2016 to March 31, 2017.

The following table summarizes the consideration paid to acquire Puhua Technology and the amount of identifiable assets acquired and liabilities assumed at the acquisition date:

As of September 12, 2016
RMB
Fair value of consideration transferred:
Cash paid	2,000,000
Fair value of non-controlling interests	1,333,333
Fair value of identifiable assets acquired and liabilities assumed:
Cash	2,411,583
Other receivables and prepayments	746,009
Other non-current assets	16,848
Total assets acquired	3,174,440
Other liabilities	(1,353,188)

Amount of identifiable net assets	1,821,252

Goodwill	1,512,081

The goodwill represents the workforce of the acquired business and synergies expected to arise after the Group’s acquisition of Puhua Technology and expanding the product offering of testing services. All of the goodwill was assigned to the enterprise level.

(22)    SUBSEQUENT EVENT

On June 1, 2017, the Company declared a cash dividend of USD 0.205 per common share, or USD 0.41 per ADS. The total amount of cash distributed was approximately USD 10.0 million and will be paid to all shareholders of record as of the close of business on June 12, 2017.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(23)    ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,
	2016	2017	2017
	RMB	RMB	USD
Cash	2,931,353	505,082	73,379
Prepaid expenses and other current assets	197,252	210,100	30,524
Investments in subsidiaries	392,077,013	392,224,481	56,982,868
Total assets	395,205,618	392,939,663	57,086,771

Accrued expenses and other current liabilities	975,030	1,562,363	226,982
Total liabilities	975,030	1,562,363	226,982

Common shares	3,530,704	3,533,912	513,411
Treasury shares	(27,737,073)	(27,737,073)	(4,029,677)
Additional paid in capital	395,876,282	402,631,430	58,494,803
Accumulated other comprehensive loss	(25,174,129)	(25,069,771)	(3,642,168)
Retained earnings	47,734,804	38,018,802	5,523,420
Total shareholders’ equity	394,230,588	391,377,300	56,859,789
Total liabilities and shareholders’ equity	395,205,618	392,939,663	57,086,771

Condensed Statements of Comprehensive Income (Loss)

	Year Ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD

Operating expenses	(4,612,306)	(4,292,082)	(3,818,608)	(554,773)
Investment income (loss)	27,609,211	30,476,370	(6,587,058)	(956,976)
Interest expense	—	—	(75,918)	(11,029)
Interest income	144,869	79,847	568,503	82,593
Foreign currency exchange gains (losses), net	(86,054)	(212,948)	197,079	28,632
Earnings before income taxes	23,055,720	26,051,187	(9,716,002)	(1,411,553)
Income tax expense	—	—	—	—
Net income (loss)	23,055,720	26,051,187	(9,716,002)	(1,411,553)
Other comprehensive income (loss)	(30,753)	2,002,553	104,358	15,161
Comprehensive income (loss)	23,024,967	28,053,740	(9,611,644)	(1,396,392)

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

	Year Ended March 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,304,976)	(3,150,707)	(2,858,989)	(415,358)
Cash flows from investing activities :
Collection from subsidiaries:	7,670,574	17,406,546	400,783	58,226
Net cash provided by investing activities	7,670,574	17,406,546	400,783	58,226

Cash flows from financing activities :
Cash paid for repurchase of common shares	(8,362,136)	(19,536,028)	—	—
Proceeds from exercise of share options	3,903,952	—	—	—
Net cash used in financing activities	(4,458,184)	(19,536,028)	—	—

Effect of foreign exchange rate changes on cash	(30,753)	7,443	31,935	4,640
Net decrease in cash	(1,123,339)	(5,272,746)	(2,426,271)	(352,492)
Cash at beginning of year	9,327,438	8,204,099	2,931,353	425,871
Cash at end of year	8,204,099	2,931,353	505,082	73,379