Form 20-F
period 2017-12-31
ATA Inc.
filed 2018-04-12
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from April 1, 2017 to December 31, 2017

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report:

48,421,886 common shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

☐ Yes   ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this transition report only:

•             We changed our fiscal year end from March 31 to December 31 in June 2017, effective from the calendar year ended December 31, 2017. This transition report on Form 20-F covers the nine-month period from April 1, 2017 through December 31, 2017 (the “Transition Period”) and reflects our financial results thereof. Prior to this transition report on Form 20-F, our two most recent annual reports on Form 20-F cover the fiscal years ended March 31, 2016 and March 31, 2017, respectively, and reflect financial results for the respective twelve-month periods from April 1 to March 31. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended March 31, while from and after the Transition Period, ended December 31;

•             “we,” “us,” “our company,” “our,” and “ATA” refer to ATA Inc., its subsidiaries and its consolidated variable interest entity as the context requires. After the completion of the sale of ATA Online which currently conducts ATA’s testing development and delivery services, ATA’s subsidiaries will not include ATA Online (Beijing) Education Technology Co., Ltd., or ATA Online, a subsidiary of ATA and incorporated under the laws of the PRC;

•             “China,” “Chinese” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this transition report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

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

This transition report on Form 20-F includes (i) our audited consolidated statements of comprehensive income (loss) for the fiscal years ended March 31, 2016 and 2017 and for the nine months ended December 31, 2017 and our unaudited financial data of comprehensive income (loss) for the nine months ended December 31, 2016, and (ii) our audited consolidated balance sheets as of March 31, 2017 and December 31, 2017. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI”.

FORWARD-LOOKING STATEMENTS

This transition report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this transition report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this transition report relate to, among others:

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

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. of this transition report, “Key information — Risk Factors” and elsewhere in this transition report.

The forward-looking statements made in this transition report relate only to events or information as of the date on which the statements are made in this transition report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

We changed our fiscal year end from March 31 to December 31 in June 2017. The following selected consolidated statements of comprehensive income (loss) data (other than ADS data) for the fiscal years ended March 31, 2016, March 31, 2017 and the nine months ended December 31, 2017, the selected consolidated balance sheets data as of March 31, 2017 and December 31, 2017 are derived from our audited consolidated financial statements included elsewhere in this transition report and should be read in conjunction with such consolidated financial statements and related notes. The unaudited financial data as of and for the nine months ended December 31, 2016 are presented solely for the purpose of providing meaningful comparisons with the nine-month period ended December 31, 2017. Our selected consolidated statements of comprehensive income data (other than ADS data) for the fiscal years ended March 31, 2014 and 2015 and the selected consolidated balance sheets data as of March 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements not included in this transition report. The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2014	2015	2016	2017	2016	2017
	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)
	(In thousands, except for share and ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Net Revenues
Testing services	358,837	319,055	384,800	430,057	402,549	453,225	69,660
Online education services	5,949	5,711	4,897	7,462	7,070	6,553	1,007
Other	19,882	25,392	27,443	34,867	25,817	30,281	4,654
Total net revenues	384,668	350,158	417,140	472,386	435,436	490,059	75,321
Gross profit	196,188	177,619	209,123	232,533	216,551	231,009	35,505
Total operating expenses	154,809	147,938	157,388	161,026	120,842	161,501	24,822
Income from operations	41,379	31,758	51,735	71,507	95,709	69,508	10,683
Share of losses of equity method investments	—	(2,197)	(8,829)	(16,121)	(11,869)	(1,878)	(289)
Impairment loss of long-term investments	—	—	—	(32,199)	(21,905)	(15,217)	(2,339)
Income tax expense	(19,895)	(9,575)	(18,922)	(38,597)	(21,996)	(29,408)	(4,520)
Net income (loss)	27,276	23,056	26,051	(9,969)	43,944	27,837	4,278
Net loss attributable to non-redeemable non-controlling interests	—	—	—	(253)	(34)	(352)	(54)
Net loss attributable to redeemable non-controlling interests	—	—	—	—	—	(1,445)	(223)
Net income (loss) attributable to ATA Inc.	27,276	23,056	26,051	(9,716)	43,978	29,634	4,555
Basic earnings (loss) per common share	0.59	0.49	0.57	(0.21)	0.96	0.48	0.07
Diluted earnings (loss) per common share	0.59	0.49	0.57	(0.21)	0.96	0.48	0.07
Basic earnings (loss) per ADS (1)	1.18	0.98	1.14	(0.42)	1.92	0.96	0.14
Diluted earnings (loss) per ADS (1)	1.18	0.98	1.14	(0.42)	1.92	0.96	0.14
Dividends declared per common share	—	1.260	—	—	—	1.334	0.205
Weighted average common shares outstanding
Basic	45,227,159	45,597,580	45,635,186	45,772,916	45,769,707	45,793,127
Diluted	45,231,555	45,597,580	45,635,186	45,772,916	45,769,707	45,793,127

(1)                 Each ADS represents two common shares.

	As of March 31,				As of December 31,
	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	311,947	240,295	247,668	222,448	256,091	39,360
Accounts receivable, net	68,353	48,150	50,552	56,161	100,105	15,386
Total current assets	398,093	312,951	316,488	295,945	366,816	56,379
Restricted cash	—	—	—	30,000	—	—
Long term investments	—	35,730	50,686	88,892	75,122	11,546
Total assets	491,237	455,244	470,461	519,840	568,442	87,368
Deferred revenues, current	8,383	21,743	16,612	10,222	10,805	1,661
Total current liabilities	77,149	76,158	74,352	103,030	141,766	21,789
Deferred income tax liabilities	—	—	—	22,621	22,798	3,504
Total liabilities	79,345	77,922	76,231	127,383	167,065	25,677

Mezzanine equity-redeemable non-controlling interests	—	—	—	—	36,304	5,580
Common shares	3,475	3,514	3,531	3,534	3,535	543
Retained earnings (accumulated deficit)	(1,372)	21,684	47,735	38,019	25,885	3,978
Total shareholders’ equity attributable to ATA Inc.	411,892	377,322	394,231	391,377	364,729	56,058
Non-redeemable non-controlling interests	—	—	—	1,080	344	53
Total shareholders’ equity	411,892	377,322	394,231	392,457	365,073	56,111

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2014	2015	2016	2017	2017
Key Operating Data:
Number of tests delivered(1)	9,688,210	8,821,781	10,380,175	12,213,205	12,376,907

(1)            Includes free tests delivered for business development purposes. The number of tests delivered excluding free tests in the fiscal years ended March 31, 2014, 2015, 2016, 2017 and the nine months ended December 31, 2017 was 9,411,226, 8,767,389, 10,258,866, 12,127,203 and 12,345,481, respectively.

Exchange Rate Information

We conduct our business primarily in China and a substantial majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this transition report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this transition report were made at a rate of RMB 6.5063 to US$1.00, which was the noon buying rate in effect as of December 31, 2017. The noon buying rate on April 5, 2018 was RMB 6.3045 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this transition report.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average (1)	High	Low	Period-end

Fiscal year ended March 31, 2014	6.1220	6.0402	6.2273	6.2164
Fiscal year ended March 31, 2015	6.1952	6.1107	6.2741	6.1990
Fiscal year ended March 31, 2016	6.3584	6.1927	6.5932	6.4480
Fiscal year ended March 31, 2017	6.7425	6.4571	6.9580	6.8832
Nine months ended December 31, 2017	6.6881	6.4773	6.9060	6.5063
Most recent months:
October 2017	6.6254	6.5712	6.6533	6.6328
November 2017	6.6200	6.5967	6.6385	6.6090
December 2017	6.5932	6.5063	6.6210	6.5063
January 2018	6.4233	6.2841	6.5263	6.2841
February 2018	6.3183	6.2649	6.3471	6.3280
March 2018	6.3174	6.2685	6.3565	6.2726
April 2018 (period through April 5, 2018)	6.2939	6.2785	6.3045	6.3045

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

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Relating to Our Business

Our testing development and delivery business currently operated by ATA Online represents a substantial majority of our business. The completion of the sale of ATA Online remains uncertain. If the sale of ATA Online is completed, our business may be substantially different following the sale of ATA Online. If the sale of ATA Online is not completed, we may not be able to achieve the same or greater results of operations or values to shareholders as with the sale of ATA Online.

Our testing development and delivery business being conducted by ATA Online constitutes a substantial majority of our business. In the fiscal year ended March 31, 2017 and the nine months ended December 31, 2017, revenues from ATA Online amounted to RMB 463.0 million and RMB 484.5 million (US$74.5 million), respectively, representing 98.0% and 98.9% of our total revenues for the same periods, respectively. For the fiscal year ended March 31, 2017, ATA Online also constituted nearly 100% of ATA’s positive bottom line contribution. On February 6, 2018, ATA entered into a share purchase agreement, or the Share Purchase Agreement, with a group of investors, including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing, or the CDH Entities; New Beauty Holdings Limited, a company controlled by Kevin Xiaofeng Ma; and four holding companies controlled by certain management members of ATA Online, or the Management Entities, together with the CDH Entities and New Beauty Holdings Limited, collectively, the Buyer Group, with respect to the sale of ATA Online. See Item 4.A. “Information on the Company—History and Development of the Company” for details.

The closing of this transaction is expected to take place in three stages subject to the satisfaction of various conditions precedent under the Share Purchase Agreement. On April 4, 2018, the first closing of this transaction, or the First Closing, was completed, and the second closing of this transaction, or the Second Closing, and/or the third closing of this transaction, or the Third Closing, still remain uncertain as of the date of this transition report. There is no assurance that all conditions precedent to the Second Closing and/or the Third Closing will be satisfied or waived. If the Third Closing does not happen while the First and Second Closings have happened and certain transaction considerations have been distributed to ATA BVI as dividend, we would incur up to approximately US$27.35 million taxes and approximately US$3 million of other expenses. Once incurred, it is unlikely that we would be able to recoup such taxes and expenses even if the parties unwind the entire transaction after the termination of the Share Purchase Agreement. In such case, we would be obligated to refund the First and Second Closing considerations to the relevant buyer(s), but we would be entitled to deduct such taxes and expenses from the deposit in the amount of US$20.0 million provided by Mr. Kevin Xiaofeng Ma (or his designee), or the Deposit, and if the Deposit is insufficient to cover such taxes and expenses, then either (A) such taxes and expenses will be indemnified by Mr. Kevin Xiaofeng Ma’s holding entity, or (B) the portion of the Second Closing consideration payable to the four entities owned and controlled by certain management members of ATA Online shall be deducted by the difference between (i) such taxes and expenses, and (ii) the Deposit, and we shall be released from any liability therefrom. If this transaction is completed, we will no longer conduct our testing development and delivery business currently operated by ATA Online. Subsequent to the closing of this transaction, the remaining portions of our businesses primarily include the following: (i) development of K-12 education assessment tools and contents, (ii) our collaboration with Nanjing University and the Education and Research Institute of Tsinghua University on several research projects, and (iii) our strategic investments in certain education technology companies, including Beijing Empower Education Online, Co., Ltd., ApplySquare Education & Technology Co., Ltd., Beijing GlobalWisdom Information Technology Co., Ltd., Brilent Inc., Beijing Satech Internet Educational Technology Ltd. and Master Mind Education Company. Subsequent to the closing of this transaction, we intend to leverage our existing competency-focused assessment and education service capabilities and the strategic opportunities that we have been working on to transform our company into a leading international education service provider. We plan to focus on three areas: (i) international education services for providing services to talents internationally; (ii) vocational training services for candidates using international resources and approaches; and (iii) evaluation services for assessing and evaluating candidates through content and methodologies. As a result, our business may be significantly different following the sale of ATA Online. As such, our results of operation for any particular historical period may not be indicative of our future operating results, and our revenues and results of operations may also be negatively affected. On the other hand, if the sale of ATA Online cannot be completed as planned, we will continue to conduct our testing development and delivery business operated by ATA Online, and may consider and evaluate other strategic opportunities. In such circumstances, there can be no assurance that our continued operation of ATA Online-related businesses or any alternative strategic opportunities will result in the same or greater results of operations or values to our shareholders as with the sale of ATA Online.

In addition, we have made certain representations, warranties and covenants under the Share Purchase Agreement with respect to the sale of ATA Online. If there is any breach by us of any such representation, warranty, covenant or other obligation under the Share Purchase Agreement, we may be liable, either before or after the closing of the transaction. For details regarding the Share Purchase Agreement, see Item 4.A. “Information on the Company—History and Development of the Company.”

We may fail to satisfy the continued listing requirements for Nasdaq Global Market following the sale of ATA Online. If we are unable to satisfy such continued listing requirements, our ADSs may be delisted from that market.

Our reporting obligations as a SEC registrant will not be affected as a result of completing the sale of ATA Online. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome. However, in order to continue to be listed on the Nasdaq Global Market, we must meet the continued listing requirements as set forth in Rule 5450(a) and at least one of the equity, market value and total assets/total revenue standards in Rule 5450(b) of the Nasdaq Listing Rules. Because ATA Online represents a substantial majority of our business and operating assets, the sale of ATA Online will significantly increase our risk of failure to meet these requirements. Additionally, our ADSs may be subject to delisting by the Nasdaq under Rule 5810 of the Nasdaq Listing Rules, which provides that the Nasdaq Listing Qualifications Department may, based on its discretionary authority, determine to limit or prohibit continued listing of a company as a result of the company’s failure to comply with the continued listing requirements. Any delisting of our ADSs from the Nasdaq Global Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ADSs, reduce our flexibility to raise additional capital, reduce the trading price of our ADSs, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ADSs could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ADSs, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, the delisting could adversely affect the price of our ADSs and our business, financial condition and results of operations.

A limited number of our clients have accounted for and are expected to continue to account for a high percentage of our revenues. The loss of or significant reduction in orders from any of these clients could significantly reduce our revenues and have a material adverse effect on our results of operations.

Our three largest clients in the nine months ended December 31, 2017, the Chinese Institute of Certified Public Accountants, or the CICPA, the Asset Management Association of China, or the AMAC, and the China Bankers Institute, or the CBI accounted for 23.3%, 14.5% and 10.7%, respectively, of our net revenues in that period. We provide both computer-based testing and test administration services to our three largest clients. We generated RMB 237,976,760 ($36,576,358) net revenues from our services to CICPA, AMAC and CBI in the nine months ended December 31, 2017.

As of December 31, 2017, our gross accounts receivable from CICPA, AMAC and CBI were RMB 15,537,954 ($2,388,140), RMB 15,714,552 ($2,415,282) and RMB nil ($nil), respectively.

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

Our results of operations have varied in the past from period to period, and are likely to vary in the future, due to the fact that a substantial portion of our sources of revenues are seasonal. We have experienced seasonality and expect in the future to continue to experience seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues from testing services and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31. Test timing can be a major contributing factor to quarterly fluctuations of financial results. For example, we generated revenues of RMB 316.4 million in the quarter ended December 31, 2017 as compared to RMB 69.6 million in the quarter ended September 30, 2017, primarily because one of our major test sponsors, CICPA, held tests during the quarter ended December 31.

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

A decline in the demand for computer-based testing services by test sponsors could negatively affect the demand for our computer-based testing services and technologies. Even if the demand for computer-based testing services continues to grow, this demand may not grow as quickly as we anticipate. If market acceptance of our services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

The markets for our new service offerings are still new and unpredictable. If we cannot succeed in adapting to client needs in the new markets or effectively addressing risks associated with this expansion, our revenue growth may slow and our reputation may be negatively affected.

We have allocated, and intend to continue to allocate, time, effort and capital to expand our service offerings, and test-delivery systems, such as our proprietary mobile test administration platform called the Mobile Testing Service, or MTS, which we launched in 2013, our patented online testing platform, EzTest, which we launched in 2015, and our new online recruitment management platform, EzInterview, which we launched in 2017. In November 2013, we completed our acquisition of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China, to expand our service offering with respect to training and consulting for corporations. In December 2014, we made a strategic investment in Master Mind Education Company, or Master Mind, which marks our expansion into China’s K-12 education market. In January 2015, we made a strategic investment in Beijing Satech Internet Educational Technology Ltd., or Satech, which marks our expansion into SAT exam-related training market. With the aim of continuing to expand in the overseas education market, we subsequently increased our investment in Satech in April 2016. In September 2015, we made another strategic investment in Brilent Inc., or Brilent, which we expect to offer our clients with services that improve the effectiveness of selecting the most suitable individual for their job openings. In April 2016, we made a strategic investment in Beijing Empower Education Online, Co., Ltd., or EEO, an online education company that operates web-based virtual classroom platforms in China, to further increase our business efforts in online learning and the K-12 education market. In May 2016, we made a strategic investment in Medicine (Beijing) Education Technology Ltd., a China-based online education technology company focused on providing training and exam preparation services in the specialty niche sectors of medicine, pharmacy and healthcare. In June 2016, we made a strategic investment in ApplySquare Education & Technology Co., Ltd., or ApplySquare, which signals our entry into the Chinese higher education market. In July 2016, we made a strategic investment in Beijing GlobalWisdom Information Technology Co., Ltd., or GlobalWisdom, through which we expect to explore growth opportunities in China’s online language education market. In February 2017, we entered into a partnership with Nantong MOOC-CN Investment Center (Limited Partnership), or MOOC-CN Investment, pursuant to which MOOC-CN Investment agreed to make a strategic investment to help us expand into the K-12 education assessment market, with particular focus on the development of K-12 education assessment tools and content. In April 2017, we made an additional investment of RMB 5.5 million ($0.8 million) in EEO, while our equity interest in EEO remained unchanged. To diversify our service offerings and explore further growth opportunities, we continued to make strategic investments in the nine months ended December 31, 2017. For example, in December 2017, we acquired Beijing Qihuang Huizhi Technology Co., Ltd., through which we expect to provide online training services to the Internet Access Service Association of China. As the markets for these offerings are relatively new for us, we cannot assure you that we will succeed in adapting to client needs in these markets or effectively addressing risks associated with this expansion. In the nine months ended December 31, 2017, we recorded an impairment loss of RMB 15.2 million ($2.3 million) related to the investments in Brilent. Brilent encountered shortage of working capital resulted from continuous negative operating cash flows and loss of key personnel in the fourth quarter of 2017.

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

•             we may fail to develop sufficient payment collection, technical support and other administrative capabilities necessary to successfully develop and manage our new service offerings on an increasingly large scale; and

•             we have recorded impairment losses relating to certain strategic investments and may continue to incur additional impairment losses associated with our future investments which may adversely affect our financial condition and results of operations.

If we fail to maintain our relationship with major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

The success of our service offerings depends on our ability to gain and maintain relevant business relationships, such as our relationship with major test sponsors for computer-based tests in China, our relationship with the licensor of certain test titles, and our relationship with Saville Assessment in relation to psychometric tests for our HR Select employee assessment solution. Factors that are beyond our control may cause our relationship with relevant parties to change. For example, our exclusive Test of English for International Communication, or TOEIC distributor contract ended on February 28, 2014 due to ETS’ decision to change its distribution model. Although we are still a distributor and administrator of TOEIC exams in China and signed a non-exclusive distributor contract with ETS on June 23, 2014 (which was subsequently extended on January 20, 2017) to continue the delivery of TOEIC exams to some of our existing institutional clients until December 31, 2019, we had lost a majority of the revenues generated from administering TOEIC exams due to contractual limitations on the scope of TOEIC exam services to selected market segments in China. If we fail to maintain relationship with our major test sponsors, our revenue growth may slow or we may experience a decrease in revenues.

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

The internet industry is facing significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we collect, process, transmit and store highly confidential information, including personal information and test questions, answers and scores. We are required under PRC law to maintain the security and confidentiality of the information we handle as part of our testing services, which is also essential to protecting the integrity and accuracy of the test taking process and retaining our client base. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision specifically requires internet operators to take security measures to ensure confidentiality of information of users. We have adopted various security measures pertaining to the collection, processing, transmission or storage of user information. However, any breach or perceived breach in our security measures as a result of third-party action, employee error, and malfeasance or otherwise, or any instances or claims of cheating on tests that we administer could result in liability claims and have a negative impact on our reputation.

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

If certain tests are not allowed to be administered in China due to test security concerns, our revenue growth may slow or we may experience a decrease in revenues.

We administered a number of international tests in China, such as TOEIC. In recent years, form leakage and organized cheatings have been frequently reported in the international tests. These tests may be canceled by their owners in order to protect the integrity of their programs. For example, ACT, Inc., owner and developer of the American College Test, or the ACT, canceled the administration of the ACT test in September 2017 at multiple test centers in Asia, including those in Japan, Singapore, Macau, Taiwan and some centers in Hong Kong, due to potential leakage of the test materials. If certain tests that we are administering are not allowed to be taken in China, our revenue growth may slow or we may experience a decrease in revenues.

Reductions in public funding available to our clients that are governmental agencies could adversely impact the demands of these agencies and institutions for our products and services.

We derive a significant portion of our total net revenues from licensing and service fees from Chinese governmental agencies. Demands and ability to pay for our products and services by these agencies are affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for our products and services by our clients or reduce the fees these clients are willing to pay for our products and services.

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

Our advanced technologies for the creation and delivery of computer-based tests, including our E-testing platform and our performance-based testing technologies, are a key factor in growing and maintaining our relationships with test sponsors, educational institution clients and educational program content providers. Our future success depends on our ability to upgrade our systems, develop new technologies and anticipate and meet the technical needs of our clients on a regular basis. The emergence in the market of new test creation and delivery technologies or substitute products and services could reduce our competitiveness or render our current technologies and services obsolete. Moreover, if other companies develop similar technologies offering functionality comparable to that of our technologies, pricing pressure may increase and our margins and results of operations may be adversely affected. Additionally, industry standards such as standard interfaces and data exchange protocols may be developed for testing technologies, and if these industry standards are incompatible with our technologies, demands for our technologies, products and services may decline significantly. To the extent we are unable to maintain our market leadership position in key testing technologies or anticipate and respond to technological developments and changes in industry standards in a timely and cost-effective manner, our products and services may lose market acceptance or become obsolete.

Technical errors or failures in relation to computer-based tests delivered through our test delivery platform could result in negative publicity, loss of clients, liability claims and costly and disruptive litigation.

Due to the complexity of the technologies we use to create and deliver computer-based tests for our clients, technical errors or failures may occur in relation to these services. These may include errors, failures or bugs in our software applications and test security technologies, breakdowns or failures of our servers and computer networks, and connectivity failures between our networks. While we have not experienced major problems to date due to errors, breakdowns, failures, bugs or defects, we cannot assure you that we will not experience such problems in the future. If such a problem were to occur, it could disrupt or compromise the integrity of the test taking process or the test content and results, which could lead to negative publicity and loss of clients and may subject us to liability claims. Although we have established a formal crisis management system to respond to technical problems, it has never been tested in a real crisis situation. Any litigation or negative publicity resulting from an error or failure, with or without merit, could result in substantial costs and divert management’s attention and resources from our business and operations.

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

As of December 31, 2017, we had contractual relationships with 3,344 authorized test centers. We do not own these centers and their employees are not our employees. Under our contracts with these test centers, we require them to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations and provide consulting services on test administration. However, our contractual arrangements with the test centers provide us with only limited ability to oversee their activities, and most test centers engage in other activities, such as serving as classrooms, when not administering tests. If a test center was to engage in an unauthorized or unlawful conduct, whether related to administering computer-based tests or otherwise, our clients, prospective clients and the general public may associate this conduct with our brand, and negative publicity associated with this conduct could harm our reputation and lessen overall demands for computer-based testing services. Furthermore, our business may also be adversely affected if our authorized test centers do not maintain their premises, administer our computer-based tests, or hire qualified personnel and train them properly in a manner consistent with our standards and requirements. In addition, a liability claim against an ATA authorized test center or any center personnel may result in unfavorable publicity for us, our products and services and our other test centers, and could damage our brand and reputation, whether or not the claim is successful. While we may terminate our contracts and relationships with our authorized test centers if any of these events were to occur, we may not be able to identify problems or take actions quickly enough to prevent harm to our reputation.

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

Many governmental agencies and other public sector entities in China require the use of simple framework agreements for the procurement of products and services from us that lack many of the detailed aspects of our business arrangements. For example, the terms of service may lack the clarity we would normally have in our contracts with commercial enterprises, or contract terms protecting our intellectual property may not be as clear and detailed as we would normally have in our contracts with commercial enterprises. Moreover, it may not be feasible or practicable for us to take legal actions against our government and public sector clients to enforce our contractual rights. As a result, we may lack the same contractual or legal protections, or ability to enforce such protections, that we would normally have under the contracts we typically enter into with our other clients.

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

We cannot assure you that our business operations, in particular, our software, trademarks, know-how and other technologies do not or will not infringe upon patents, valid copyrights or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, we have been unable to register our “ATA” trademark with the China Trademark Office due to similarity with other trademarks. Although we have not received notice of trademark infringement claims since we began using the mark in 1999 and believe that the risk of litigation is remote, we may be subject to such claims in the future. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

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

As part of our business strategy, we may seek to broaden our service offerings, obtain additional clients and strengthen our service quality by acquiring other companies or businesses or making strategic investments. However, our ability to implement our acquisition or investment strategy will depend on a number of factors, including the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreements with acquisition or investment candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete acquisitions or investment or joint ventures as well as our ability to obtain any required government approvals or licenses. As such, the identification of suitable acquisition or investment targets or joint venture candidates and the consummation of proposed acquisition or investment or joint venture transactions could be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. In addition, we cannot assure you that any particular acquisition or investment or joint venture transaction will produce the intended benefits or synergies. For example, we recorded an impairment loss of RMB 15.2 million (US$2.3 million) in the nine months ended December 31, 2017 related to one of our strategic investments. In addition, we may not be successful in integrating acquisitions with our existing operations and personnel. Moreover, the acquisitions or investment we pursue may require us to expend significant management and other resources, which may result in interruption to our business operations.

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

We may need additional capital and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demands or competitive challenges.

Capital requirements are difficult to plan in the rapidly changing industries in which we operate. We believe that our current cash and expected future cash flows from operations will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•             investors’ perception of, and demand for, securities of computer-based testing and education companies;

•             conditions of the U.S., PRC and other capital markets in which we may seek to raise funds;

•             our future results of operations and financial condition;

•             Chinese government regulations of foreign investment in China;

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of December 31, 2017, and our independent registered public accounting firm reported on our internal controls over financial reporting. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this transition report may include audit documentation located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

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

If the settlement terms are not adhered to, our independent registered public accounting firm may be suspended from practicing before the SEC, which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent registered public accounting firm to replace our current one. A delinquency in our filings with the SEC may result in NASDAQ initiating investigation procedures, which could adversely harm our reputation and have other material adverse effects on our overall growth and prospects.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the nine-month period ended December 31, 2017, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or common shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See Item 10.E. “Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Risks Relating to Regulations of Our Business

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official website procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online (see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” for more details) do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned enterprise, and (iv) although Article 11 of the M&A Rule prohibits the circumvention of the M&A Rule through establishing foreign-invested enterprises, or FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2017, our Chinese subsidiaries allocated RMB 62.3 million ($9.6 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.

Effective from January 1, 2008, the PRC Enterprise Income Tax Law, or the EIT Law, imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws. However, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments may continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations for a transition period of five years from January 1, 2008, or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term.

Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential tax rate of 15%, subject to an annual review during the valid period of their HNTE certificates. If an HNTE enterprise no longer satisfies the related accreditation criteria, its certificate will be cancelled and it will cease to be entitled to the related tax incentives. In December 2008, ATA Testing Authority (Beijing) Limited, or ATA Testing, was recognized as an HNTE and obtained its HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years 2008 to 2010. In October 2011, ATA Testing successfully renewed its HNTE certificate for another three years from 2011 and therefore is entitled to a preferential tax rate of 15% for calendar years 2011 to 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore is entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. In October 2017, ATA Testing successfully renewed its HNTE certificate for another three years from 2017 and therefore is entitled to a preferential tax rate of 15% for calendar years 2017 to 2019. In the event ATA Testing is unable to meet all the requirements of HNTE, it will be subject to the standard statutory enterprise income tax rate of 25%. In December 2009, each of ATA Learning, ATA Online, and Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”, formerly known as ATA Learning Data & Technology (Beijing) Limited, or ATA Data and Beijing Jindixin Software Technology Limited, or Beijing JDX), received an approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. From May 2012 to July 2012, ATA Learning, ATA Online and Muhua Shangce successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore are entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In November 2015, ATA Learning, ATA Online and Muhua Shangce successfully renewed their HNTE certificates for another three years from 2015 and therefore are entitled to a preferential tax rate of 15% for calendar years 2015 to 2017. ATA Online and Muhua Shangce are currently in the process of re-applying for their HNTE certificates for another three years. Upon successful renewal and meeting all the requirements of HNTE, ATA Online and Muhua Shangce would be entitled to a preferential tax rate of 15% retroactively from January 1, 2018. In the event ATA Online and Muhua Shangce are unable to renew their HNTE certificates and not meeting all the requirements of HNTE, they will be subject to the standard statutory enterprise income tax rate of 25%. We cannot assure you that ATA Online and Muhua Shangce will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

The discontinuation of any of our preferential tax treatments could materially increase our tax obligations and adversely affect our business, operating results and financial condition.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of China as “resident enterprises,” or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise.” In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or common shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

China’s regulations of loans and direct investments by offshore holding companies to their Chinese subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest the funds in our Chinese subsidiaries and consolidated variable interest entity through loans or capital contributions. Under applicable Chinese laws, any loan made by us to ATA Testing or ATA Learning, both of which are foreign-invested enterprises, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. Loans by us to ATA Online, as a domestic PRC enterprise, must be approved by the relevant government authority and must also be registered with SAFE. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entity or other PRC domestic entities is allowed to borrow is two times of their respective net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets pursuant to the notice.

We may also decide to finance ATA Learning and ATA Testing by increasing their registered capital through capital contributions. Any capital contributions to ATA Learning and ATA Testing must be filed with the Ministry of Commerce or its local counterpart. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, a foreign-invested enterprise will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the foreign-invested enterprise still needs to provide supporting documents and go through the review process with the banks. A failure by us to obtain the necessary government approvals or complete any required registrations or other procedures for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

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

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liabilities under Chinese laws, which could adversely affect our business and prospects.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company or a Chinese institution qualified for asset custody business, to register with SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See Item 4.B. “Information on the Company — Business overview — Regulation — SAFE Regulations on Employee Share Options.”

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

Majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Revenues generated in the PRC can be converted into foreign currency to pay salaries of employees located outside of the PRC upon the employee completing registration procedures. Revenues generated in the PRC can also be used to pay off debt generated outside of the PRC, provided that the Company completes relevant foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions,” which include, among other things, investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on convertibility of Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands company and our PRC subsidiaries are considered as foreign-invested enterprises. Accordingly, they are not eligible to provide certain restricted services related to our businesses. As a result, we conduct or will conduct such business activities through ATA Intelligent Learning (Beijing) Technology Limited, or ATA Intelligent Learning.

ATA Intelligent Learning is 90% owned by Mr. Kevin Xiaofeng Ma, our chairman of the board and chief executive officer, and 10% owned by Mr. Haichang Xiong, our general counsel. Mr. Ma and Mr. Xiong are PRC citizens. We entered into a series of contractual arrangements with ATA Intelligent Learning and its shareholders, which enable us to:

•             exercise effective control over ATA Intelligent Learning;

•             receive substantially all of the economic benefits of ATA Intelligent Learning; and

•             have an exclusive option to purchase all or part of the equity interests in ATA Intelligent Learning when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of ATA Intelligent Learning and hence consolidate its financial results as ATA Intelligent Learning. For a detailed discussion of these contractual arrangements, see Item 4.A. “Information on the Company— History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning”.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•             revoke the Company’s business and operating licenses;

•             levy fines on the Company;

•             confiscate any of the Company’s income that they deem to be obtained through illegal operations;

•             shut down a portion or all of the Company’s servers or block a portion or all of the Company’s website;

•             discontinue or restrict the Company’s operations in PRC;

•             impose conditions or requirements with which the Company may not be able to comply;

•             require the Company to restructure the its corporate and contractual structure;

•             take other regulatory or enforcement actions that could be harmful to the Company’s business.

We have relied and expect to continue to rely on contractual arrangements with ATA Intelligent Learning and its shareholders to explore opportunities and operate businesses in the international education business sector, which include but are not limited to, training courseware, study tours, online trainings and platforms, etc. For a description of these contractual arrangements, see Item 4.A. “Information on the Company— History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning.” These contractual arrangements may not be as effective as direct ownership in providing us with control over ATA Intelligent Learning.

If we had direct ownership of ATA Intelligent Learning, we would be able to exercise our rights as a shareholder to effect changes in its board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by ATA Intelligent Learning and its shareholders of their obligations under the contracts to exercise control over ATA Intelligent Learning. However, the shareholders of ATA Intelligent Learning may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with ATA Intelligent Learning. We may replace the shareholders of ATA Intelligent Learning at any time pursuant to our contractual arrangements with them and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See Item 3.D. “Key Information — Risk Factors — Risks Related to Our Corporate Structure — Any failure by ATA Intelligent Learning or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with ATA Intelligent Learning may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by ATA Intelligent Learning or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If ATA Intelligent Learning or its shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure to be effective. For example, if the shareholders of ATA Intelligent Learning were to refuse to transfer their equity interest in ATA Intelligent Learning to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China—The Chinese legal system has inherent uncertainties that could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over ATA Intelligent Learning, and our ability to conduct relevant businesses may be negatively affected.

The shareholders of ATA Intelligent Learning may have potential conflicts of interest with us, which may materially and adversely affect our businesses and financial conditions.

Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong are the shareholders of ATA Intelligent Learning. Mr. Kevin Xiaofeng Ma is our chairman and chief executive officer, and Mr. Haichang Xiong is our general counsel. The shareholders of ATA Intelligent Learning may have potential conflicts of interest with us. These shareholders may breach, or cause ATA Intelligent Learning to breach, or refuse to renew, the existing contractual arrangements we have with them and we would have a material and adverse effect to effectively control ATA Intelligent Learning, and hence substantially all the economic benefits received by ATA Intelligent Learning. For example, the shareholders may cause our agreements with ATA Intelligent Learning to perform in a manner adverse to us by, among other things, failing to remit payments due to us under the contractual arrangements on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. Mr. Kevin Xiaofeng Ma is also the chairman of the board of directors and chief executive officer of the Company. We rely on Mr. Ma to abide by the laws of the Cayman Islands and China, where directors owe fiduciary duties to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of ATA Intelligent Learning, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to ATA Intelligent Learning may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between ATA Testing and ATA Intelligent Learning in China, and its shareholders were not entered into on an arm’s length basis and in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and to adjust ATA Intelligent Learning’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by ATA Intelligent Learning for PRC tax purposes, which could in turn increase the tax liabilities. In addition to transfer pricing adjustment, the PRC tax authorities may also enquire about the substance of the consulting fee to be paid to ATA Testing pursuant to applicable PRC laws. If the consulting fees do not have business substance or are not authentic, they may not be deductible and may result in additional tax liability to ATA Intelligent Learning.

Moreover, the PRC tax authorities may impose punitive interest on ATA Intelligent Learning for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China to be applied for a period according to the applicable regulations. Our financial position could be materially and adversely affected if ATA Intelligent Learning’s tax liabilities increase or if they are required to pay punitive interest.

Risks Relating to Our ADSs

Our ADS price and the ADS or stock prices of other technology companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between April 1, 2017 and March 31, 2018, our ADS price as reported on Nasdaq ranged between a low of $3.40 and a high of $6.62. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our services could cause the market price of our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the ADSs or stock of many companies quoted on the Nasdaq Global Market, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2018 was approximately 12,852 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 5, 2018, there were 47,754,386 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 2,177,067 common shares, including options to purchase an aggregate of 1,299,283 common shares immediately exercisable as of April 5, 2018. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this transition report are eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Kevin Xiaofeng Ma, beneficially owns approximately 50.7% of our outstanding common shares as of April 5, 2018. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

In addition, if the sale of ATA Online is completed, Kevin Xiaofeng Ma will own up to 51.0% of the equity interest in ATA Online that is being sold. In addition, Kevin Xiaofeng Ma also acts as the chairman of the board of directors of ATA Online. A potential conflict of interest may exist as the businesses of ATA Online may divert more time and attention of Kevin Xiaofeng Ma. In particular, if we are not able to effectively acquire new business or expand our operations subsequent to the sale of ATA Online, Kevin Xiaofeng Ma’s interest in ATA Online may overweigh his interest in us and, as a result, his interest may not be best aligned with the interest of our shareholders.

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

Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of laws or any government or government body, or under any provision of the deposit agreement, or for any other reason.

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

In connection with the listing of our testing service business on the New Third Board, we acquired the entire equity interest of ATA Online through ATA Learning and Zhongxiao Zhixing in May 2015, with ATA Learning owning 90% and Zhongxiao Zhixing owning 10% of ATA Online’s share equity. In connection therewith, we terminated a series of contractual arrangements with ATA Online and its nominee shareholders, which provided us control over ATA Online. As a result, ATA Online became our wholly-owned subsidiary which hosted our testing services business and online education services. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.” In addition, we transferred the non-testing services business from ATA Online to ATA Learning, and as a result, ATA Online transferred to ATA Learning 20% and 33% equity investments in Satech and Master Mind, respectively, in May 2015.

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

In September 2016, we completed the acquisition of 60% equity interest in Beijing Puhua Huitong Education Technology Co., Limited., or Puhua Technology, by injection of RMB 2.0 million in cash. Puhua Technology is a continuing education service provider focused on delivery of both degree and non-degree granting continuing education programs for adults. In December 2017, we transferred our 60% equity interest in Puhua Technology to a third party with a total consideration of RMB 2.0 million ($0.3 million). As a result, we no longer hold any equity interests of Puhua Technology.

In December 2017, we acquired 65% equity interest in Beijing Qihuang Huizhi Technology Co., Ltd., or Qihuang Huizhi, with a total consideration of RMB 0.65 million ($0.1 million). Qihuang Huizhi is primarily engaged in providing online training services to the Internet Access Service Association of China.

On February 6, 2018, ATA entered into a share purchase agreement, or the Share Purchase Agreement, with a group of investors, including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing, or the CDH Entities; New Beauty Holdings Limited, a company controlled by Kevin Xiaofeng Ma; and four holding companies controlled by certain management members of ATA Online, or the Management Entities, together with the CDH Entities and New Beauty Holdings Limited, collectively, the Buyer Group, with respect to the sale of ATA Online. Under the terms of the Share Purchase Agreement, the Buyer Group agreed to acquire all of the outstanding equity interests of ATA Online held directly or indirectly by us for a total consideration of US$200.0 million in cash. Kevin Xiaofeng Ma has paid a cash deposit in the amount of US$20.0 million to ATA as collateral and security for the payment obligations of the Buyer Group under the Share Purchase Agreement.

The closing of this transaction is expected to take place in three stages subject to the satisfaction of various conditions precedent under the Share Purchase Agreement. At the first closing of this transaction, or the First Closing, 100% of the equity interest of Zhongxiao Zhixing (holding 10% of the equity interest of ATA Online) which is wholly-owned by Xing Wei will be transferred to one of the CDH Entities for a consideration of US$20.0 million, and 7.5% of the equity interest of ATA Online will be transferred to the other one of the CDH Entities for a consideration of US$15.0 million. At the second closing of this transaction, or the Second Closing, 31.5% of the equity interest of ATA Online will be transferred to the Management Entities for a consideration of US$63.0 million. At the third closing of this transaction, or the Third Closing, 100% of the equity interest of ATA Learning will be transferred to New Beauty Holdings for a consideration of US$102.0 million. Zhongxiao and ATA Learning will be sold on a cash-free, debt-free basis while ATA Online will be sold on an as-is, where-is basis in the transaction.

On April 4, 2018, the First Closing was completed, and the Second Closing and/or the Third Closing still remain uncertain as of the date of this transition report. The Second Closing is subject to the satisfaction of various conditions precedent in the Share Purchase Agreement, including the consummation of the First Closing and the pledge of the CDH Entities’ then equity interest in ATA Online to the related debt financing sources, and is currently anticipated to take place within two months from the date of the First Closing. The Third Closing is also subject to the satisfaction of various conditions precedent in the Share Purchase Agreement, including the distribution of certain portion of the paid consideration to ATA BVI or its designee as dividend prior to the Third Closing after clearing related governmental approvals from relevant PRC tax authorities and foreign exchange banks, and is currently anticipated to take place within two to three months from the date of the Second Closing. Therefore, we expect this transaction to be completed in the third quarter of 2018.

There is no assurance that all conditions precedent to the Second Closing and/or the Third Closing will be satisfied or waived, and there is also no assurance that the Third Closing will take place even if and after the First and/or the Second Closing have occurred.

If this transaction is completed, we will no longer conduct our testing development and delivery business currently operated by ATA Online. Subsequent to the closing of this transaction, the remaining portions of our businesses primarily include the following: (i) development of K-12 education assessment tools and contents, (ii) our collaboration with Nanjing University and the Education and Research Institute of Tsinghua University on several research projects, and (iii) our strategic investments in EEO, ApplySquare, GlobalWisdom, Brilent, Satech and Master Mind. See Form 6-K filed by us on February 6, 2018 for details and potential impacts of our sale of ATA Online.

The following diagram illustrates our current corporate structure including our principal subsidiaries and consolidated variable interest entity. Except for ATA BVI and Xing Wei, which are incorporated in the British Virgin Islands and Hong Kong Special Administrative Region of the PRC, respectively, all of our subsidiaries and variable interest entity are incorporated in Mainland China.

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1122. Our website address is http://www.atai.net.cn. The information on our website does not form a part of this transition report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011.

Our Consolidated Variable Interest Entity

To preserve flexibility for operating, investing in or holding business that is restricted for foreign investment, ATA Intelligent Learning was established in March, 2018. We obtained control over ATA Intelligent Learning in March 2018 by entering into a series of contractual arrangements among ATA Testing, ATA Intelligent Learning and the shareholders of ATA Intelligent Learning, which we refer to as the ATA Intelligent Learning Agreements. As a result of these contractual arrangements, we became the primary beneficiary of ATA Intelligent Learning in March 2018. We treat ATA Intelligent Learning as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP. The establishment of ATA Intelligent Learning will have no impact on our consolidated financial statements for the nine-month period ended December 31, 2017 and for the years ended March 31, 2016 and 2017.

ATA Intelligent Learning Agreements allow us to:

•                      exercise effective control over ATA Intelligent Learning;

•                      receive substantially all of the economic benefits of ATA Intelligent Learning; and

•                      have an exclusive option to purchase all or part of the equity interests in ATA Intelligent Learning when and to the extent permitted by PRC law.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•                      the ownership structures of ATA Intelligent Learning and our wholly owned subsidiaries in PRC are in compliance with existing published PRC laws and regulations;

•                      our contractual arrangements among our wholly owned subsidiaries in PRC and ATA Intelligent Learning and its shareholders, are valid and binding, will not result in any material violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions; and

•                      the business operations of our company, all of our Chinese subsidiaries and ATA Online, as described in this transition report, are in compliance with existing published Chinese laws and regulations in all material aspects.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view. If the PRC government finds that the agreements that establish the structure of our operations in PRC do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.

Contractual Arrangements with ATA Intelligent Learning

The following is a summary of the currently effective ATA Intelligent Learning Agreements.

Agreements that Provide Us with Effective Control over ATA Intelligent Learning

Equity Interest Pledge Agreements.  On March 15, 2018, ATA Testing and ATA Intelligent Learning and each of the shareholders of ATA Intelligent Learning entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreements, each of the shareholders of ATA Intelligent Learning has pledged all of his equity interest in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of his obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Testing, as pledgee, will have the right to dispose the pledged equity interests. The shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Testing’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designates. During the term of the equity interest pledge agreement, ATA Testing has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreement shall commence on the date on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Testing enforces the equity interest pledge agreement pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the “Call Option and Cooperation Agreement” and no longer holds any equity interest in ATA Intelligent Learning.

Powers of Attorney.  On March 15, 2018, each of the shareholders of ATA Intelligent Learning granted an irrevocable power of attorney. Pursuant to the irrevocable powers of attorney, each of the shareholders of ATA Intelligent Learning appointed ATA Testing or any eligible person designated by ATA Testing as his attorney-in-fact to exercise all voting rights and other shareholder rights of ATA Intelligent Learning, including but not limited to appointing or electing on their directors and executive officers. The person designated by ATA Testing is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the term of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

Agreements that Allow Us to Receive Economic Benefits from ATA Intelligent Learning

Exclusive Technical Consulting and Services Agreement. On March 15, 2018, ATA Testing and ATA Intelligent Learning entered into an exclusive technical consulting and services agreement. Pursuant to the exclusive technical consulting and services agreement, ATA Testing has the sole and exclusive right to provide specified technology consulting and services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Testing in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Testing. The consulting fee payable by ATA Intelligent Learning to ATA Testing shall be confirmed by ATA Testing in writing and be calculated based on the actual time spent by ATA Testing in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Testing shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding on a timely basis. This agreement shall continue for a period of 30 years from March 15, 2018 and shall be automatically extended for another 10 years unless ATA Testing gives its written notice terminating this agreement 3 months before the expiration of this agreement.

Agreements that Provide Us with the Option to Purchase the Equity Interest in ATA Intelligent Learning

Call Option and Cooperation Agreement. On March 15, 2018, ATA Testing, ATA Intelligent Learning and the shareholders of ATA Intelligent Learning entered into a call option and cooperation agreement. Pursuant to the call option and cooperation agreement, when permitted by applicable laws, ATA Testing (or any eligible party designated by ATA Testing) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the shareholders of ATA Intelligent Learning, at a price equal to the sum of the principles of the loans (RMB 10.0 milllion) from ATA Testing to the shareholders of ATA Intelligent Learning agreements. If ATA Testing elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased over the total share equity or assets. Without the prior written consent of ATA Testing, ATA Intelligent Learning may not sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the shareholders. The call option and cooperation agreement shall be effective upon the execution date and shall remain effective thereafter.

Loan Agreements.  On March 15, 2018, ATA Testing and each of the shareholders of ATA Intelligent Learning entered into a loan agreement. Pursuant to the loan agreements, ATA Testing made loans in an aggregate amount of RMB 10.0 million to the shareholders of ATA Intelligent Learning solely for the capitalization of ATA Intelligent Learning. The shareholders can only repay the loans by transferring all their equity interest in ATA Intelligent Learning to ATA Testing or its designated persons. In the event that shareholders transfer their equity interests to ATA Testing or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to ATA Testing as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the loan agreement. The term of the loans can be extended under written consent of ATA Testing and ATA Intelligent Learning.

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

Our test center network, which we believe is the largest test center network of any commercial testing service provider in China, comprised 3,344 authorized test centers located throughout China as of December 31, 2017. Combined with our test delivery technologies, this network allows our clients to administer large-scale nationwide computer-based and paper-based tests in a consistent, secure and cost-effective manner. From our inception in 1999 through December 31, 2017, we have delivered approximately 112.7 million tests, including approximately 12.0 million free tests for business development purposes. Over the course of two days on October 14 and October 15, 2017, we delivered tests for the sixth consecutive year to approximately 2.9 million tests for the CPA, demonstrating our ability to administer computer-based tests across the country on a massive scale through our nationwide test delivery platform. During the nine months ended December 31, 2017, approximately 12.4 million tests were delivered using our computer-based testing technologies and services.

Our proprietary computer-based testing technologies include our E-testing platform for delivering computer-based tests, our patented mobile testing platform called the Mobile Testing Service, or MTS, our cloud-based online testing platform called EzTest, our online recruitment management platform called EzInterview, and our content creation and management technologies. Our E-testing platform is composed of a set of self-developed tools and applications for facilitating the computer-based testing process, and is capable of handling large-scale tests and quickly and securely transmitting, processing and storing large amounts of data. Our self-developed MTS, launched in 2013 and EzTest, launched in 2015, are applications compatible for Windows, iOS and Android systems that function as exam testing systems which were developed on the basis of cloud technology. Test takers can take tests through MTS and EzTest on their mobile devices, and test administrators can host, manage and administer the tests through MTS anywhere. Both MTS and EzTest platforms enhance the mobility, security, efficiency and cost-effectiveness of test administration by utilizing state-of-the-art cloud technology to transmit test data through portable mobile devices. Our computer-based testing technologies, including E-testing platform, MTS and EzTest, provide diversified solutions to test sponsors and clients in various circumstances. Our self-developed online recruitment management platform, EzInterview, is specifically designed to help recruiters facilitate their talent assessment and hiring process. Our self-developed test content creation and management technologies include our Dynamic Simulation Technology, an advanced performance-based testing technology which leading IT certification sponsors have adopted for their computer-simulated tests delivered around the world. We have also developed content creation technologies for the conversion of paper-based tests into computer-based formats to make test administration easier and cheaper.

We have received a number of awards and commendations in recognition of the quality of our services and our achievements in the development of computer-based testing technologies. For example, we recently received the “2017 HR Service Innovation Award” from HRoot.com and Human Resources Management Magazine in December 2017. We were also recognized as the “Best Brand for Human Resources Services (2016-2017)” in the Greater China region by the same organizations in March 2017. In October 2017, we won the “2017 Asian Education Contribution Award” at the 2017 Asian Education Forum. In July 2017, we received the “Hiring and Recruitment Vendor Value Award” from the Human Resource Excellence Center, China’s largest and most influential membership-based organization for human resources professionals.

Leveraging our testing platform, technologies and expertise, we administer an ever expanding portfolio of test titles in China and have expanded our service offerings beyond our core computer-based testing services to include other test-focused services. ATA launched online training services in 2006 to help candidates across China attain continuing educational requirements after their professional licensure and certification tests, which are delivered through our E-learning platform, which is an online training platform providing technology support and services to individual end-users for online distance education. During the nine months ended December 31, 2017, we expanded our online education services by offering an online continued education training platform for fund practitioners who have already acquired the AMAC qualifications. We plan to continue to expand our service offerings to include online education technologies, career-oriented training and soft skills development for test takers.

On February 6, 2018, ATA entered into the Share Purchase Agreement with the Buyer Group with respect to the sale of ATA Online. If this transaction is completed, we will no longer conduct our testing development and delivery business currently operated by ATA Online. Subsequent to the closing of this transaction, the remaining portions of our businesses primarily include the following: (i) development of K-12 education assessment tools and contents, (ii) our collaboration with Nanjing University and the Education and Research Institute of Tsinghua University on several research projects, and (iii) our strategic investments in EEO, ApplySquare, GlobalWisdom, Brilent, Satech and Master Mind. Subsequent to the closing of this transaction, we intend to leverage our existing competency-focused assessment and education service capabilities and the strategic opportunities that we have been working on to transform our company into a leading international education service provider. We plan to focus on three areas: (i) international education services for providing services to talents internationally; (ii) vocational training services for candidates using international resources and approaches; and (iii) evaluation services for assessing and evaluating candidates through content and methodologies. We also plan to use the proceeds from this transaction to fund one or more of the following matters: (i) seeking and acquiring potential merger and acquisition targets in the education industry; (ii) developing and expanding our retained businesses in assessment content and instrument development in the K-12 and higher education industries; (iii) strengthening our collaboration with Nanjing University and Tsinghua University in conducting ongoing and additional research projects; and/or (iv) distributing dividends to our shareholders.

On April 4, 2018, the First Closing was completed, and the Second Closing and/or the Third Closing still remain uncertain as of the date of this transition report. If this transaction is not consummated, we will continue to conduct our testing development and delivery business currently operated by ATA Online, and may consider and evaluate other strategic opportunities. However, there can be no assurances that our continued operation of ATA Online-related businesses or any alternative strategic opportunities will result in the same or greater results of operation or values to our shareholders as with the sale of ATA Online.

Our total net revenues increased from RMB 417.1 million in the fiscal year ended March 31, 2016 to RMB 472.4 million in the fiscal year ended March 31, 2017, and from RMB 435.4 million in the nine months ended December 31, 2016 to RMB 490.1 million ($75.3 million) in the nine months ended December 31, 2017. We had net income of RMB 26.1 million in the fiscal year ended March 31, 2016 and net loss of RMB 10.0 million in the fiscal year ended March 31, 2017. We had net income of RMB 43.9 million in the nine months ended December 31, 2016 and net income of RMB 27.8 million ($4.3 million) in the nine months ended December 31, 2017.

Our Test Delivery Platform and Technologies

We offer our clients a comprehensive platform and suite of technologies for the development and delivery of computer-based tests. Our E-testing platform integrates all aspects of the test delivery process for computer-based tests, from test form compilation to test scoring and results analysis. Our test delivery services are further enhanced by our nation-wide network of test centers, which allows us to deliver both computer-based and paper-based tests on a large scale in a consistent, secure and cost-effective manner. We also offer our clients advanced technologies and software applications for the creation of sophisticated computer-based tests, including advanced performance-based tests. While we offer a choice between paper-based testing and computer-based testing for our institutional clients, currently all of our national public exams are delivered using computer-based testing, and we expect the trend towards computer-based exams to continue. By combining our advanced test content creation technologies with our test delivery platform and network of test centers, we can offer our clients a comprehensive and integrated solution to enhance the effectiveness of the entire testing process, as shown in the following diagram.

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

Our Mobile Testing Service

Our proprietary mobile test administration platform MTS significantly enhances the mobility, security, efficiency and cost-effectiveness of test administration. MTS obviates the need to pre-install software on designated personal computers at the testing site prior to the test date and allows us to monitor the status and process of an entire exam through a safe, non-public LAN, thus reducing the cost of test administration and improving test administration efficiency. Through MTS, test packets can be downloaded to personal electronic devices immediately before the exam, and candidate responses can be synced with the test server during the exam. MTS consists of three main components: (i) a small MTS Box that is placed in the testing center and operated by onsite proctors to wirelessly connect between the MTS Cloud Server and the test takers’ own electronic device, such as a personal computer or tablet; (ii) an MTS Cloud Server that processes the exchange of data, such as the upload or download of test data, between the MTS Box and our servers; and (iii) MTS Test Client, an app that supports multiple operating systems and enables secure data transmission between the MTS Box and test takers’ personal electronic devices during live exams. MTS was deployed for use in the administration of the Cambridge English Junior Young Learner Exam (“CBYLE”) in 22 countries or regions.

Our EzTest Online Testing Platform

EzTest is an online self-service testing platform we launched in 2015. It provides comprehensive testing management and delivery functions required by most test delivery organizations and individuals, including item banking, test form composition, test delivery, online proctoring and test result analysis. Using its unique cloud computing technology, EzTest creates customized test contents and scenarios based on our users’ specific needs and requirements, and allows users to easily manage the test conditions and results. Through its real-time monitoring systems and browser lock-down technologies, EzTest also creates a fair and secure testing environment for test takers. EzTest functions on all computer system browsers and most mobile system browsers without the need to install additional software or plug-ins. This enables its users to generate their own test content and deliver tests at any time, any place and on any device. EzTest has been widely used by a large number of our corporate clients as an important testing and talent assessment tool to create and deliver recruitment tests as part of their own hiring and selection process. The key clients using our EzTest online testing platform include some of the leading multinational corporations and PRC blue chip companies, such as China UnionPay, China National Chemical Corporation, China Minsheng Bank and China Pacific Insurance.

Our EzInterview Online Recruitment Management Platform

In 2017, we launched EzInterview, a self-developed online interview management platform, designed to strengthen our capability to support the talent assessment and hiring process. EzInterview currently consists of an interview management system and a candidate evaluation system. The interview management system facilitates bulk interview scheduling and keeps track of all data generated from the recruiting process, including job openings, scheduled interviews and candidate databases. The candidate evaluation system provides interviewers easy access to interview schedules and candidate databases. Interviewers can score interviews and provide evaluations in real-time. After each interviewer provides his/her independent evaluations of a candidate, scoring is revealed to the recruiter whereby the highest-scoring candidates can be effortlessly identified. In addition, similar to EzTest, EzInterview can also be accessed on both computer and multiple mobile devices, which affords users great flexibility to access candidate records and make interview arrangements. The innovative features available on EzInterview allow our users to significantly increase their recruiting productivity, leading to more efficient and qualified hires. As part of our ongoing efforts to improve our products and drive user engagement, we are in the process of upgrading the EzInterview platform and launching new features tailored to job seekers. For example, we plan to complete upgrading the EzInterview platform by end of 2018, to allow our users to conduct interviews remotely through webcams instead of through face-to-face interaction, affording both our users and interviewers great flexibility to make interview arrangements and largely reducing the cost of time and money of interviewers, compared to face-to-face interviews.

Our ATA Authorized Test Center Network

To help our clients reach a broad base of test takers, we have established a large network of authorized test centers across Mainland China and in Macau, which we refer to as our ATA authorized test centers. As of December 31, 2017, we had contractual relationships with 3,344 ATA authorized test centers. Our network of ATA authorized test centers provides the means for delivering and administering tests nationally both simultaneously and on a regularly scheduled basis under consistent and secure testing conditions.

The following map shows the geographic distribution of our ATA authorized test centers as of December 31, 2017:

Extensive Network of Test Centers

We do not own any of our ATA authorized test centers but instead enter into a standard form of contract with qualified independent operators to act as ATA authorized test centers. Most of our ATA authorized test centers are owned by Chinese vocational schools, which we believe enhances the quality and reliability of the centers. Under our contracts with the test centers, we license our E-testing platform technology and provide training and support during the contract period. We require each test center to provide sufficient facilities to properly administer computer-based tests and to follow prescribed guidelines for facility maintenance and test administration. We also conduct regular reviews of their facilities and operations. We assist our clients in liaising and coordinating testing arrangements with our ATA authorized test centers.

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

In addition to incorporating our technologies into our test service offerings, we also directly generate revenue from our Dynamic Simulation Technology and related simulation authoring tools by licensing them to international IT certification sponsors, such as CompTIA, for the creation of test items and test preparation course exercise items delivered to students and test takers all over the world.

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

•                  the Fund Practitioners Certification Exam, sponsored and regulated by the AMAC under CSRC’s supervision;

•                  the Certification of China Banking Professionals Exam, sponsored and regulated by CBI under the supervision of the China Banking Regulatory Commission, or CBRC;

•                  the National Tax Adviser Occupational Qualification Exam, sponsored and regulated by China Certified Tax Agents Association, or CCTAA;

•                  the Vocational Qualification Test for National Land Registration Agents, sponsored and regulated by China Real Estate Valuers and Agents Association (CREVA) under the supervision of the Ministry of Land and Resources and the PRC Ministry of Human Resources and Social Security, or MOHRSS;

•                  the National Tour Guide Qualification Exam, sponsored and regulated by the China National Tourism Administration;

•                  the Futures Professional Qualification Exam, sponsored and regulated by the China Futures Association;

•                  the Accounting Professional and Technical Qualification Exam, sponsored by the finance bureaus in multiple provinces and cities, including Beijing, Shanghai, Fujian and Nanchang;

•                  the National Real Estate Assistant Qualification Exam; sponsored by the China Institute of Real Estate Appraisers and Agents, under the supervision of the Ministry of Housing and Urban-Rural Development of the People’s Republic of China, or MOHURD and MOHRSS;

•                  the National Tax Law Enforcement Officer Qualification Exam, sponsored and regulated by the SAT;

•                  self-developed admission tests administered by various reputable Chinese universities;

•                  quiz competitions on state and local taxation, sponsored by the State Administration of Taxation and the state and local tax bureaus in more than 25 provinces and cities across China; and

•                  corporate assessment services for large scale/day-to-day recruitment exercise and internal for talent management assessment purposes.

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

Administration of TOEIC exams in China. We have been a long-time distributor and test administrator of TOEIC exams in China, which are products of ETS, the world’s largest educational research and assessment organization. Originally designed in 1979 by ETS for governmental agencies and corporations, TOEIC measures the ability of non-native speakers of English to communicate in English in the workplace. According to ETS, the TOEIC exam is being used by over 14,000 companies, government agencies and English language learning programs in 150 countries, with around eight million TOEIC exams administered around the world in 2017. TOEIC has become the top professional English language assessment tool in the world, according to ETS.

TOEIC tests include large-scale, fixed-date testing open to the general public for a set fee as well as on-demand testing given for specific enterprises or organizations. We administered our first TOEIC exam in three cities in China in March 2009. We collect a per-test taker fee for each test delivered. TOEIC exams in China used to be only available in a paper-based format, but since August 2011, we also began delivering computer-based TOEIC exams through our delivery system at our authorized test centers.

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

Distribution and administration of Cambridge tests. We entered into an exclusive ten-year Master Distribution and Services Agreement in March 2013 with The Chancellor, Masters and Scholars of the University of Cambridge (“Cambridge”), an affiliate of the University of Cambridge which has the largest dedicated research department of any UK-based language assessment organization. Under this agreement, we will host, support, market and deliver platform services to certain Cambridge tests and collect a per-test taker fee for each test delivered. As of December 31, 2017, we have enabled the delivery of 12,789 Cambridge English Junior Exam in 22 countries or regions through our MTS. On March 20, 2018, due to its change in global product portfolio and strategy, Cambridge decided to withdraw CBYLE from the market and our Master Distribution and Services Agreement with Cambridge was discontinued accordingly.

Administration and delivery of ACT exams in Asia. In September 2017, we successfully provided test delivery services for the American College Test (“ACT”) in Jeju Island, Korea and the Global Assessment Certificate schools in Mainland China. ACT is a paper-based college entrance exam owned by ACT, Inc. We are currently in the process of assisting ACT, Inc. with the conversion of the ACT exams from paper-based to computer-based testing, which we expect to complete and launch in second half of 2018. We also signed an exclusive five-year agreement with ACT, Inc. on April 21, 2017 to provide a variety of ACT test preparation measures to students in China.

Administration and delivery of the Vocational Qualification Test for National Land Registration Agents. In June 2016, we provided a range of testing services, including test center monitoring and test administration and delivery, for the Vocational Qualification Test for National Land Registration Agents, which is a paper-based test sponsored and regulated by China Real Estate Valuers and Agents Association (CREVA) under the supervision of the Ministry of Land and Resources and the PRC Ministry of Human Resources and Social Security, or MOHRSS. This was the first time that we delivered and supported the Vocational Qualification Test for National Land Registration Agents, in which a total of 17,075 test takers participated over the course of two days on June 18 and June 19, 2016. We continued to deliver this test in 2017, in which a total of 9,622 test takers participated.

HR Select Employee Assessment Solution

In March 2009, we launched our self-developed “HR Select” employee assessment solution. HR Select is a service that enables corporate human resources departments to test, benchmark and analyze job applicants based on general, industry-specific and job-specific profiles and individual skill-sets, making it an invaluable tool for campus recruitment, lateral hiring and internal promotions. Employers using HR Select can choose to adopt any of a multitude of evaluation parameters, including:

•             General work skills, including, among others, foreign language skills, software application skills, management skills, reading comprehension ability and data processing skills;

•             Position-specific skills, including customized tests for IT, finance, management, customer service, administrative and sales positions; and

•             Compatibility traits, which look at non-skills elements that indicate a candidate’s likelihood of success, such as personal values, self-image, motivation and other personality traits.

HR Select leverages our computer-based testing technologies and expertise, as well as our EzInterview recruitment management platform to allow employers to evaluate candidates on each of these properties and to analyze and categorize the results to make effective recruitment decisions. Candidates are tested using our E-testing or EzInterview platforms at our authorized test centers or online at a place of their choice. We have also leveraged our particular expertise in certain industries where we have been delivering computer-based tests and educational services, including the IT and finance industries, to provide targeted services to employer clients. For example, Saville Wave, which is a career personality test, is available via the HR Select service to assess a candidate’s behavioral-based personality and predict his workplace performance. Employers may adopt ready-made tests available in our system, or use their own self-developed tests. If they use their own tests, they can choose to keep the test confidential or permit other HR Select clients to view the tests. By allowing test content to be shared, we believe HR Select can facilitate the standardization of recruitment criteria across industries. HR Select incorporates our computer-based testing technologies and allow clients to deliver the evaluation tests online in a secure, accurate and easy-to-manage manner. HR Select can be administered at ATA authorized test centers or via our customized online platform.

Our current HR Select clients principally include large domestic and foreign-invested companies in professional industries such as insurance and banking. Since fiscal year ended March 31, 2011, the four largest Chinese state-owned banks have become customers of our computer-based testing services that incorporate our HR Select solution. To complement our HR Select offerings, we signed an exclusive ten-year partnership agreement in August 2011 with Saville Assessment, a global human resources assessment firm whose products are available in over 80 countries, to deliver Saville’s unique and proprietary psychometric measurement instruments and specialized personality instrument through our testing platform. Saville’s psychometric assessment has enhanced our HR Select product portfolio and moved us one step closer to our goal of being a premium provider of international, branded test content.

Online Education Services

We offer online education services to candidates aiming to fulfill their post qualification continuing educational requirements. Our online education services integrate our testing and assessment technologies with online education content targeted at professional licensure and certification tests in China.

Online education platforms for fund practitioners and futures professionals. Leveraging the scale of ATA-delivered fund practitioners and futures certification tests, ATA launched online education websites to provide flexible and scalable platforms aimed at helping candidates across China to fulfill their Continuous Professional Development (CPD) requirements after passing their professional licensure and certification tests delivered through our testing platforms for the AMAC and China Futures Association. Online education customers gain access to Internet websites that contain the latest training materials provided by the test sponsors and streaming video of teaching sessions and practice tests developed by ATA.

Online continued education training platform for banking professionals. In May 2014, we were authorized by the China Banking Association (“CBA”) on an exclusive basis to develop an online continued education training platform for professionals who had acquired the Vocational Qualification Certificate for China Banking Professionals. This online training platform aims to provide such banking professionals with continuing vocational trainings to fulfill the minimum continuing education requirements after obtaining their qualification certificates. After more than two years of development and testing, we successfully launched this online training platform in July 2016, and the registrants have been growing steadily to approximately 280,000 as of December 31, 2017. We have signed the agreement to cooperate with CBI instead of with CBA directly in 2016 and under our agreement with CBI, we were granted the exclusive right to provide online education services for CBI for five years and were entitled to charge service fees based on the total number of activated online training sessions delivered by the platform each month.

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

We have developed and implemented the following technologies and measures to protect security throughout all stages of test development and delivery:

Preparation and Storage of Test Items

To reduce the risks associated with potential unauthorized disclosure or misuse of test questions by ATA personnel during the process of creating test item banks, we divide test item authoring and management tasks among multiple persons and limit each person’s access to the test item content through the use of access permissions. Each test item author is only responsible for creating a limited amount of test item content and is permitted access only to that content for which that person is responsible. As a result, no one has full access to the contents beyond his or her scope of work. Test item bank managers receive limited permissions and are not given access to the content of individual test items. Moreover, our test item authoring and test item bank management tools record and track all access and modifications to test items or the test item pool to detect any breaches to the security protocols. Once the test item banks are created, the content is encrypted and stored on our secure central servers or the client’s servers. Our servers are located in a central machine room operated by one of the most well-established server hosting service providers in China. These servers are protected by firewalls and stored using NetApp TM equipment, which permits real-time back-up. We encrypt all test item banks using our self-developed encryption algorithm, which strive to prevent decryption or reverse engineering through the use of electronic fingerprinting, anti-tracking and trapping technologies. We have also started to collaborate with a leading global cloud computing service provider to jointly develop cloud-based data storage technologies since September 2017.

Creation of Test Forms and Transmission of Test Materials to the Test Site

Our software applications automatically compile individual test forms from the test item bank according to the test blueprint and pre-arranged parameters. During this process, no access of the content of individual test items is permitted and all steps in the process are digitally recorded. The encrypted test forms are delivered to the test site’s server either on hard disc or through a secure network, generally one day before the day of the test. The relevant information on each test taker is separately transferred in encrypted format to the test site via the Internet. A hardware dongle containing an encrypted time stamp is used to ensure that the test begins and ends on time. A hardware dongle is a hardware device that must be inserted into the USB port of the test site’s central computer to decrypt and operate the test content. We design our own hardware dongles, which incorporate ATA-owned integrated circuit technology, and outsource its production to multiple factories in China. A decryption algorithm is used along with the hardware dongle to complete decryption of test materials and commence the test.

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

Data-driven Cyber Security System

We utilize a data-driven cyber security system to detect and prevent potential cyber security risks and vulnerabilities that arise in our operations. This system adopts a quick, responsive defense model based on big data analytics which gathers, processes and analyzes massive amounts of network data, and applies algorithms to identify anomalous activities, unseen patterns or conceivable security holes in our network systems. It accurately tracks the IP addresses and identities of hackers and provides advance warning of potential threats, thereby strengthening our ability to defend against malicious network infiltration and cyber-attacks.

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

As of December 31, 2017, we have registered 237 software copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China, or NCA, including 25 software copyrights which were newly registered in the nine months ended December 31, 2017.

As of December 31, 2017, we have also registered 318 domain names relating to our websites, including www.atai.net.cn, the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

Clients

The quality and flexibility of our product and service offerings have attracted a broad base of clients. Our clients principally include Chinese governmental agencies, professional associations, well-known IT vendors as well as individual online education services consumers. CICPA, AMAC and CBI accounted for 23.3%, 14.5% and 10.7%, respectively, of our total net revenues for the nine months ended December 31, 2017. No other client accounted for more than 10% of our total net revenues for the nine months ended December 31, 2017.

As of December 31, 2017, we had 486 contracts with test sponsors for our computer-based testing services. For the nine months ended December 31, 2017, our five largest computer-based testing services clients based on revenue were:

•                       CICPA, which has been designated by Ministry of Finance of the People’s Republic of China as the sole administrator of CPA qualification tests in China;

•                       AMAC, which has been designated by CSRC as the sole administrator of Fund Practitioners Certification tests in China;

•                       CBI, which has been designated by the MOHRSS and CBRC as the sole administrator of banking industry qualification tests in China;

•                       Occupational Skill Testing Authority (OSTA) of the PRC Ministry of Human Resources and Social Security; and

•                       CCTAA, which has been designated by the State Administration of Taxation as the sole administrator of National Tax Adviser Occupational Qualification Exam tests in China.

These five clients represented an aggregate of 61.6% of our total net revenues for the nine months ended December 31, 2017.

Sales and Business Development

Our sales and business development department, primarily composed of members of our senior management and professional sales team, is responsible for identifying and developing new markets and client opportunities for our product and service offerings.

For our computer-based testing services, we target key governmental agencies, professional associations, enterprises and other potential clients to help them develop standardized certification, qualification or assessment policies. Once we identify a potential client, we generally submit an initial proposal outlining the services we can provide based on our analysis of their test-related needs. We may develop and conduct trial tests tailored to the clients’ needs based on the terms of a memorandum of understanding signed with the client. We generally enter into a final contract with the client only after successful completion of the trial tests. During this process, we also actively seek opportunities to cross-sell and up-sell our services, including online education services and ancillary testing services to the client. The following diagram illustrates the key stages in our testing services business development process.

Marketing

To generate demand and market awareness, we engage in a variety of marketing activities to promote our product and service offerings. We host and invite potential clients, such as key governmental agencies and governing bodies, to industry conferences on topics such as the development of computer-based testing technologies. We also attend conferences and trade shows to demonstrate and promote our technologies, product and service offerings. We conduct marketing for our service offerings through promotional activities in cooperation with local governmental departments and educational institutions and through our local sales agents. Our on-campus marketing activities include promoting the licensure and certification tests linking to our “ATA” brand name, through prominently placed marketing materials like posters and other advertising means. We promote wider recognition of our “ATA” brand by placing our logo prominently outside ATA authorized test centers and in test and course program materials. We are also developing joint marketing efforts with certain independent operators of our ATA authorized test centers. In addition, to seize business opportunities in regional markets, starting in the third quarter of 2017, we have decentralized our sales and marketing functions by establishing nine provincial representative offices across China. This allows us to increase our market penetration and competitiveness by focusing on our clients’ specific needs in different geographic regions.

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

To our knowledge, based on interactions with clients and others in the market, we believe that we have the largest test center network of any commercial computer-based testing service provider in China. We had 3,344 authorized test centers in China, including centers in every province in China, as of December 31, 2017. Our vast network of test centers allows our clients to administer large-scale nationwide computer-based tests in a consistent, secure and cost-effective manner. During the nine months ended December 31, 2017, approximately 12.4 million tests were delivered using our computer-based testing technologies and services, and our capacity for test delivery, which can be easily expanded if necessary, is already more than 1,200,000 tests per day.

For our HR Select employee assessment solution, while there are other companies providing recruitment services to corporate human resources departments, we are differentiated by our comprehensive and professional testing services with proprietary testing contents and technologies.

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

Seasonality

We have experienced seasonality and expect in the future to continue experiencing seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31.

Regulation

This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese laws, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 237 software copyrights with the NCA as of December 31, 2017.

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

Regulation of Vocational Education

Chinese laws and regulations impose restrictions on foreign investment in educational institutions in China. However, Chinese laws and regulations do not impose restrictions on foreign investment in companies providing course and test content or related products and services to educational institutions. According to the Catalog of Industries for Guiding Foreign Investment amended in 2017, foreign investment in non-academic vocational education institutions is encouraged and there is no limitation to the maximum percentage of foreign ownership in a company operating non-academic vocational education business.

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

Regulations regarding Internet Content Provider Licensure Requirements

We planned to engage in online testing preparation business, which are subject to PRC regulations including but not limited to Telecommunications Regulations, the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, the Administrative Measures for Telecommunications Business Operating Licenses (2017), the Internet Information Services Administrative Measures, and Certain Rules on Regulating the Order of Internet Information Service Market. ATA Online previously held an ICP license issued by the Beijing Telecommunications Administration Bureau, a local branch of the MIIT, which allows ATA Online to provide Internet content distribution services. However, as ATA Online has not engaged in online testing preparation business since its incorporation, ATA Online deregistered its ICP license in 2015. Under PRC laws, ATA Online is not required to hold an ICP license.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•                  the ownership structures of our wholly-owned subsidiaries in China are in compliance with existing published Chinese laws and regulations; and

•                  the business operations of our company, all of our Chinese subsidiaries, as described in this transition report, are in compliance with existing published Chinese laws and regulations in all material aspects.

Regulation of Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education in 2000, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

Setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education provided. Any educational website and online education school shall, upon receipt of approval, indicate on its website such approval information as well as the approval date and file number.

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

On September 2, 2016, the SARFT issued a Notice on Problems regarding Strengthening the Administration of Internet Audio-video Programs Live Broadcasting Services, which provides that (i) the provision of audio-video live broadcasting of important political, military, economic, social, cultural, sports and other activities and events and (ii) the provision of audio-video live broadcasting of cultural activities by general social organizations, sports events and activities alike require an audio-video program transmission license.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identities; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

Furthermore, on May 2, 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services are subject to cybersecurity review: (1) important cyber products and services purchased by networks, and information systems related to national security; and (2) purchases of cyber products and services by operators of critical information infrastructure in key industries and sectors, such as public communications and information services, energy, transportation, water resources, finance, public service, electronic administration, and other critical information infrastructure, that may affect national security. The Cyberspace Administration is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and sectors. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

Regulation of Domain Names and Website Names

PRC laws requires owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2017, we have registered 318 domain names relating to our websites, including www.atai.net.cn, the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

PRC law requires entities operating commercial websites to register their website names with SAIC or its local offices and obtain a commercial website name registration certificate. If any entity operates a commercial website without obtaining such certificate, it may be charged a fine or suffer other penalties imposed by the SAIC or its local offices. Our websites used in connection with our testing and education services are considered non-commercial websites as we do not provide products and services through those websites, and therefore the names of those websites are not required to be registered with SAIC. ATA Online has registered the website name used in connection with the online education services with Beijing municipal SAIC.

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

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017. The Cyber Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information which further clarified the meaning of certain terms of Article 253A of the Criminal Law, including but not limited to the terms of “personal information of a citizen”, “one providing citizen’s personal information” and “serious case”.

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

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Our significant shareholder, Kevin Xiaofeng Ma, has completed his registration with SAFE, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. As for Circular 11, since it took effect in March 2018, its impact to us remains to be observed. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprise by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 without retroactive effect and was amended by the PRC Ministry of Commerce on June 22, 2009. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official website procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

We believe CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, a wholly foreign owned foreign enterprise, and (iv) although Article 11 of M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — If CSRC or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.”

SAFE Regulations on Employee Share Options

On February 15, 2012, SAFE issued the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules. According to the Stock Option Rules, PRC residents who participate in an employee share incentive plan of an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participates should retain a PRC agent, which can be a branch or representative office of the overseas listed company in China, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company, or a Chinese institution qualified for asset custody business, to handle various foreign exchange matters associated with their employee share incentive plan. The PRC agent should file on behalf of the PRC resident an application with SAFE to register such employee share incentive plan, apply annually for a quota for the payment of foreign currencies in connection with the exercise of the employee share options by the PRC resident and open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the employee share incentive plan, PRC agent or overseas entrusted institution.

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

Employment Laws

In accordance with the Labor Law, which became effective in January 1995, and the Labor Contract Law, which was promulgated on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. According to the Labor Contract Law, an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, companies operating in China are required to participate in social insurance and housing fund plans in which the employers must pay for the employees’ social welfare and housing fund based upon certain percentages of employees’ salaries.

C. Organizational Structure

For information on our organizational structure and a detailed description of the Company’s significant subsidiaries, see Item 4.A. “History and Development of the Company.”

D. Property, Plant and Equipment

Our principal executive offices are located in approximately 3,023 square meters office space used by us at 1/F East Gate, Building No.2, Jian Wai Soho, No.39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China. We also own 2,124 square meters  office space at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, which we have leased to two tenants. ATA will continue to own such properties subsequent to the sale of ATA Online. We also occupy approximately 3,220 square meters of leased office space in our subsidiaries and branches located in Shanghai, Wuhan, Nanjing, Guangzhou, Jinan and Xi’an. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We believe that we are the leading provider of computer-based testing services in China, based on test delivery capacity and geographic coverage. We offer comprehensive services for the creation and delivery of computer-based tests utilizing our nation-wide test center network, proprietary testing technologies and extensive experience in providing testing services in China. Our total net revenues increased from RMB 417.1 million in the fiscal year ended March 31, 2016 to RMB 472.4 million in the fiscal year ended March 31, 2017, and from RMB 435.4 million in the nine months ended December 31, 2016 to RMB 490.1 million ($75.3 million) in the nine months ended December 31, 2017. We had net income of RMB 26.1 million in the fiscal year ended March 31, 2016 and net loss of RMB 10.0 million in the fiscal year ended March 31, 2017. We had net income of RMB 43.9 million in the nine months ended December 31, 2016 and net income of RMB 27.8 million ($4.3 million) in the nine months ended December 31, 2017.

We started our business in 1999 focusing on providing computer-based testing services to test sponsors. Our testing services revenues have grown primarily as a result of increases in the number of testing services clients and the number of test takers who take tests created or delivered using our testing technologies. Revenues from testing services accounted for 92.2% and 91.0% of our total net revenues in the fiscal years ended March 31, 2016 and 2017, respectively, and 92.4% and 92.5% in the nine months ended December 31, 2016 and 2017, respectively. We expect our testing services revenues to continue to be the largest source of our total net revenues. In March 2009, we launched HR Select, an employee assessment solution that utilizes our proprietary software and large test titles to assist companies in streamlining and optimizing their employee selection and assessment processes. HR Select offers tools for filtering and categorizing employee candidates, testing candidates and analyzing the test results. We are also a distributor and administrator of certain TOEIC exams to our institutional clients in China. Revenues from HR Select and distribution and administration of TOEIC exams are included in testing services revenues. The following graph shows the growth in the number of tests delivered using our testing technologies for the twelve months ended March 31, 2014, 2015, 2016, 2017 and the nine months ended December 31, 2017.

Number of Exams Delivered (1)

(1)                       Includes free tests delivered for business development purposes. The number of tests delivered excluding the free tests in the fiscal years ended March 31, 2014, 2015, 2016, 2017 and the nine months ended December 31, 2017 was 9,411,226, 8,767,389, 10,258,866, 12,127,203 and 12,345,481 respectively.

We also offer targeted online education services for certain professional licensure and certification tests in the securities and banking industries. ATA operates online education websites and training platforms to help candidates across China fulfill their continuing educational requirements after passing their professional licensure and certification tests for the China Futures Association and CBI. Revenues from our online education services accounted for 1.2% and 1.6% of our total revenue in the fiscal years ended March 31, 2016 and 2017, respectively, and 1.6% and 1.3% in the nine months ended December 31, 2016 and 2017, respectively.

As of December 31, 2017, we operated our business and generated our net revenues primarily through our subsidiaries in China, ATA Testing, ATA Learning and ATA Online. Before ATA Online became our wholly-owned subsidiary in May 2015, due to PRC laws and regulations restricting foreign ownership in distributors of Internet content, ATA BVI, ATA Learning, ATA Online and ATA Online’s shareholders entered into a series of contractual arrangements, through which we effectively controlled and enjoyed the economic benefits of ATA Online. As a result of those contractual arrangements pursuant to the variable interest entity agreements, or VIE agreements, under U.S. GAAP, we were considered the primary beneficiary of ATA Online and we consolidated ATA Online’s results in our consolidated financial statements accordingly, until ATA Online became our wholly-owned subsidiary in May 2015. Since May 2015, we restructured our testing services business and online education services into ATA Online for purposes of listing it separately on the New Third Board and henceforth, we terminated the abovementioned contractual arrangements. See Item 4.A. “Information on the Company— History and Development of the Company”.

On February 6, 2018, ATA entered into the Share Purchase Agreement with the Buyer Group with respect to the sale of ATA Online. If this transaction is completed, we will no longer conduct our testing development and delivery business currently operated by ATA Online. Subsequent to the closing of this transaction, the remaining portions of our businesses primarily include the following: (i) development of K-12 education assessment tools and contents,(ii) our collaboration with Nanjing University and the Education and Research Institute of Tsinghua University on several research projects, and (iii) our strategic investments in EEO, ApplySquare, GlobalWisdom, Brilent, Satech and Master Mind. Subsequent to the closing of this transaction, we intend to leverage our existing competency-focused assessment and education service capabilities and the strategic opportunities that we have been working on to transform our company into a leading international education service provider. We plan to focus on three areas: (i) international education services for providing services to talents internationally; (ii) vocational training services for candidates using international resources and approaches; and (iii) evaluation services for assessing and evaluating candidates through content and methodologies. We also plan to use the proceeds from this transaction to fund one or more of the following matters: (i) seeking and acquiring potential merger and acquisition targets in the education industry; (ii) developing and expanding our retained businesses in assessment content and instrument development in K-12 and higher education industries; (iii) strengthening our collaboration with Nanjing University and Tsinghua University in conducting ongoing and additional research projects; and/or (iv) distributing dividends to our shareholders.

On April 4, 2018, the First Closing was completed, and the Second Closing and/or the Third Closing still remain uncertain as of the date of this transition report. If this transaction is not consummated, we will continue to conduct our testing development and delivery business currently operated by ATA Online, and may consider and evaluate other strategic opportunities. However, there can be no assurances that our continued operation of ATA Online-related businesses or any alternative strategic opportunities will result in the same or greater results of operation or values to our shareholders as with the sale of ATA Online.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations are:

•             growth in China’s professional services sector resulting in an increasing demand for qualified and certified talents in China and in the finance industry in particular;

•             overall economic growth and rising income levels in China contributing to the increasing spending on education, testing and test preparation;

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

•             the increasing importance of identifying qualified talents contributing to an increasing demand for testing and certification programs that can confirm the qualifications of applicants or job seekers; and

•             our ability to continue to introduce new services and testing platforms and the market success of such services and platforms, such as our EzTest and EzInterview, distribution and administration of certain test titles.

Although we anticipate the above factors will continue to increase demands for our products and services in China, a slowing or reversal of any of the above factors could cause our revenue growth to slow or stop, or to not grow as fast as we might expect.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

•             the impacts of our sale of ATA Online;

•             share-based compensation;

•             the impacts of PRC tax policies, including certain preferential tax rates;

•             the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings; and

•             the impacts of strategic investments.

Net Revenues

We derive revenues primarily from the sale of computer-based testing services, online education services, and other products and services. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth a breakdown of our total net revenues for the periods.

	For the fiscal year ended March 31,				For the nine months ended December 31,
	2016		2017		2016		2017
	RMB	% of net Revenues	RMB	% of net Revenues	RMB	% of net Revenues	RMB	US$	% of net Revenues
					(Unaudited)
Net Revenues
Testing Services	384,800	92.2%	430,057	91.0%	402,549	92.5%	453,225	69,660	92.5%
Online education services	4,897	1.2%	7,462	1.6%	7,070	1.6%	6,553	1,007	1.3%
Other	27,443	6.6%	34,867	7.4%	25,817	5.9%	30,281	4,654	6.2%
Total net revenues	417,140	100.0%	472,386	100.0%	435,436	100.0%	490,059	75,321	100.0%

We derive testing services revenues primarily from fees charged to test sponsors, including governmental agencies and other sponsors of licensure and certification tests, for our test delivery services. We also offer testing services to enterprises as part of our HR Select employee assessment solution and administer TOEIC and ACT exams in China.

We offer our clients a comprehensive set of services including the compilation, delivery and analysis of computer-based tests using our E-testing platform, as well as logistical services such as test registration and fee collection. We generate revenues from our test delivery services through fees charged to test sponsors based on the total number of test takers taking a requested test or tests taken by test takers. Our clients typically pay us within two to six months after delivery of the tests. We recognize revenue for test delivery services upon the completion of the relevant tests.

We have experienced seasonality and expect in the future to continue experiencing seasonality in net revenues and accounts receivable related to our test delivery services, with the quarters ending June 30 and December 31 typically having higher net revenues and the quarters ending September 30 and March 31 typically having lower net revenues from testing services. This is primarily because the tests from which we derive substantial revenues are mostly delivered in the quarters ending June 30 and December 31.

Significant Factors Affecting Testing Services

The most significant factor directly affecting our revenues from fees charged for our testing services is the number of tests taken by test takers. The number of tests taken is driven by our ability to secure contracts with test sponsors for the creation and delivery of computer-based test titles popular with test takers. The volume of tests we offer is determined by the willingness of test sponsors to use our services. Our revenues from fees charged for our testing services are also affected by the price we can charge per test, which generally remains fairly stable once we are contracted by a test sponsor to help deliver a particular test.

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

In addition, obtaining contracts from test sponsors for new test titles and upgrading the existing test titles often requires considerable time and resources. Many of our clients administer tests taken by a large number of people on a regular basis, and maintaining consistency and stability from year to year of the test delivery format is important to them. The decision process involved in adopting a new type of test or a new test delivery format can be difficult and complex. These factors often result in significant delays in our ability to secure contracts, and make it difficult to predict our revenues from fees paid by test sponsors in any given year. On the other hand, for test sponsors that administer many tests on a regular basis, our ability to secure an initial contract and to effectively meet their test delivery requirements under the contract can help us obtain future test title contracts from these test sponsors. This enables us to increase and diversify our revenues and to hinder competitors from entering into contracts with these test sponsors.

Online Education Services

We derive online education services revenues from the provision of online education services.

ATA provides online education services for the AMAC, China Futures Association and CBI by operating online education websites and training platforms for fund practitioners, futures and banking professionals who are required to fulfill continuing educational requirements after passing their professional licensure and certification tests. We operate an online platform for students who are required to conduct continuing education. The platform entitles students to access online education services during a specified service period (the “subscription period”). Service fees are initially recorded as deferred revenue and are recognized as revenue on a straight-line basis over the subscription period.

Significant Factors Affecting Online Education Services

A number of factors affect our revenues from online education services as our online education services aim to help test takers who passed professional licensure and certification tests fulfill their post-qualification continuing educational requirements, demand for our online education services primarily depends on whether such continuing educational requirements will still be in place going forward. In addition, as we historically offered online education services for tests that are delivered through our test delivery platforms, our ability to grow our online education services is also affected by the willingness of our test sponsor clients to permit us to provide online education services for their tests. Some test sponsor clients may not permit us to provide online education services in relation to tests for which we provide test delivery and other services due to a perceived conflict of interest. Furthermore, demand for online education services for a particular test also depends on the relative level of importance or difficulty of the test. For more important and difficult tests, the demand for online education services will be relatively greater. Therefore, our ability to secure test delivery services contracts for more important and more difficult tests may affect our online education services. Moreover, because we generally do not develop the learning content used in our online education services, our ability to license online education learning content and materials from relevant test sponsors or third party content providers is also critical for continuing our offer of online education services.

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

Certificate delivery. Many of our testing services clients charge passing candidates a separate fee to issue a certificate for the test passed. We deliver upon request, and charge a per-certificate fee for delivery of certificates to these candidates.

Licensing fees from ATA authorized test centers. We license our ATA name and E-testing platform technology and provide training and support during the contract period in exchange for license fees.

Test administration products. We offer our test administration products to our clients.

Other fees and services. From time to time and as requested by our clients, we may provide IT consulting, system integration services or other testing-related services to our clients. We also generate rental income by leasing our own properties.

Cost of Revenues

Our cost of revenues consists primarily of test monitoring costs, payroll compensation, royalty fees and other related costs, all of which are directly attributable to the provision of our testing services, online education services and our other services. The following table shows our cost of revenues and gross profit for the periods indicated:

	For the fiscal year ended March 31,				For the nine months ended December 31,
	2016		2017		2016		2017
	RMB	100%	RMB	100%	RMB	100%	RMB	US$	100%
					(Unaudited)
	(in thousands, except or percentage)
Net Revenues	417,140	100.0%	472,386	100.0%	435,436	100.0%	490,059	75,321	100.0%
Cost of Revenues	208,017	49.9%	239,853	50.8%	218,885	50.3%	259,050	39,816	52.9%
Gross Profit	209,123	50.1%	232,533	49.2%	216,551	49.7%	231,009	35,505	47.1%

Test Monitoring Costs

Test monitoring costs consist of fees paid to test centers, including a fixed fee per test taker, which varies for different tests, to hire test proctors, to rent testing facilities and for the peripheral items used for the provision of our testing services, and signage used to identify and brand our ATA authorized test centers.

Payroll Compensation

Payroll compensation consists of base salaries, remunerations and related welfare benefits paid to staff in our services implementation and customer support departments.

Royalty Fees

Royalty fees primarily consist of fees paid to ETS for the TOEIC exams distribution right in Mainland China, license fees paid to Saville Assessment for its psychometric assessment tests used in our HR Select service, license fees paid to CBI for our exclusive rights in providing online education services for CBI and license fees paid to ACT for the exclusive right to provide a variety of ACT test preparation measures to students in China.

Factors Affecting Gross Margin

Our gross margin is primarily affected by our revenue per test and test-related costs, including test monitoring costs, payroll compensation and royalty fees. Gross margin for different test titles varies and is typically lower for initial deliveries.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, research and development expenses and provision for doubtful accounts.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, travel, administration and share-based compensation expenses for our administrative, management and finance personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits, traveling expenses, and share-based compensation expenses for our sales and marketing personnel, as well as other expenses including sales agency fees, conference hosting expenses, advertising and promotional expenses, entertainment expenses and other sales and marketing expenses.

Research and Development Expenses

Our research and development expenses consist primarily of costs of equipment used in our research and development activities, salaries and benefits for our research and development personnel, costs of outsourcing services and other costs relating to the design, development, testing and enhancement of our products, technologies and services.

Provision for Doubtful Accounts

The provision for doubtful accounts represents our best estimate of the amount of probable credit losses resulting from our customers or non-customer business partners’ inability to make required payments. We consider the age of doubtful receivable, historical collection experience, and business partners’ individual conditions.

Share of losses of equity method investments

We apply the equity method to account for our equity interests in investees over which we have significant influence but do not own majority equity interests or otherwise control. Under the equity method of accounting, our share of the investees’ results of operations is reported as share of income (losses) of equity method investments in the consolidated statements of comprehensive income (loss).

Impairment Loss of long-term investments

The impairment loss of long-term investments is recognized when there is a decline in value below the carrying value or cost of the long-term investment that is considered to be other than temporary. To determine whether an impairment is other than temporary, management of the Company considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value or cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company and ATA BVI are not subject to income tax. In addition, upon any payments of dividends by the Company or ATA BVI, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended March 31, 2016, 2017 and the nine months ended December 31, 2017. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. Effective from January 1, 2008, the EIT Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key supports from the State” (“HNTE”) are entitled to a preferential tax rate of 15% and subject to an annual review during the valid period of their HNTE certificates. If an HNTE enterprise no longer satisfies the related accreditation criteria, its certificate will be cancelled and it will cease to be entitled to the related tax incentives. In December 2008, ATA Testing was recognized as an HNTE and obtained an HNTE certificate, which entitled ATA Testing to a preferential tax rate of 15% for calendar years from 2008 to 2010. ATA Testing successfully renewed its HNTE certificate for another three years starting from 2011, and therefore was entitled to a preferential tax rate of 15% retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing successfully renewed its HNTE certificate for another three years from 2014 and therefore was entitled to a preferential tax rate of 15% for calendar years 2014 to 2016. In October, 2017, ATA Testing successfully renewed its HNTE certificate for another three years from 2017. If ATA Testing meets all the requirements of HNTE, it will be entitled to a preferential tax rate of 15% for calendar years 2017 to 2019. In December 2009, each of ATA Learning, ATA Online and Muhua Shangce received approval from the tax authority that it qualified as an HNTE for three years, entitling them to a preferential income tax rate of 15% for calendar years 2009 to 2011. From May 2012 to July 2012, ATA Learning, ATA Online and Muhua Shangce successfully renewed their HNTE certificates, respectively, for another three years from 2012 and therefore were entitled to a preferential tax rate of 15% for calendar years 2012 to 2014. In November 2015, ATA Learning, ATA Online and Muhua Shangce successfully renewed their HNTE certificates, respectively, for another three years from 2015 and therefore were entitled to a preferential tax rate of 15% for calendar years 2015 to 2017. ATA Online and Muhua Shangce are currently in the process of renewing their HNTE certificates for another three years. Upon successful renewal and meeting all the requirements of HNTE, these entities would be entitled to a preferential tax rate of 15% retroactively from January 1, 2018. In the event ATA Testing, ATA Online and Muhua Shangce are unable to renew their HNTE certificates and not meeting all the requirements of HNTE, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.” Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), a PRC subsidiary of Xing Wei, is subject to an income tax rate of 25%. Beijing Qihuang Huizhi Technology Co., Limited (“Qihuang Huizhi”) is also subject to an income tax rate of 25%.

In addition, under the EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. We have determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entities were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and Item 10.E. “Additional Information — Taxation — People’s Republic of China Taxation.”

In addition, since January 1, 2008, the EIT Law has revoked the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entities are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to foreign investors in the year 2008 or thereafter. As of December 31, 2017, we have accrued withholding tax of RMB 22,797,747 on undistributed earnings of RMB 227,977,473 generated by our PRC consolidated entities since January 1, 2008 as we have changed our plan with respect to distribution of earnings from our PRC subsidiaries and do not believe the indefinite reinvestment exception for not recognizing deferred tax liability is met. We announced declaration of a cash dividend of $0.205 per common share, or $0.41 per ADS on June 1, 2017. On December 21, 2017, the China Ministry of Finance (“MOF”), State Administration of Taxation (“SAT”), National Development and Reform Commission and Ministry of Commerce jointly released Cai Shui [2017] No.88 (the “Notice”). The Notice formally introduces a tax measure which allows foreign investors to enjoy withholding tax (“WHT”) deferral treatment on the direct re-investment of profits distributed from Chinese tax resident enterprises into China’s “encouraged projects”. If the foreign investor qualifies for the WHT deferral treatment, the Chinese subsidiary of the related foreign investor should submit the required documents to its tax authorities on behalf of the foreign investor.  Upon completion of the filing, the Chinese subsidiary could suspend withholding the profits distributed to the foreign investor. According to the Notice, the WHT deferral treatment is applicable retroactively to January 1, 2017, and WHT payments already made on eligible re-investments are eligible for refund within three years of the WHT payment.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. In view of cumulated losses noted by certain of our PRC subsidiaries and affiliated entities, as of December 31, 2017, we provided full valuation allowance for their deferred income tax assets after consideration of the scheduled reversal of existing deferred income tax liabilities.

VAT pilot program and VAT exemption of offshore outsourcing services. ATA Testing, ATA Learning, ATA Online and Muhua Shangce are subject to VAT at a rate of 6% for net revenues (i.e. VAT excluded) generated from services and license fees under the VAT pilot program under which Business Tax was replaced by VAT since May 1, 2016. Zhongxiao Zhixing is subject to VAT at a rate of 3% since it is classified as a small scale VAT payer.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amount of our assets and liabilities, disclosure of contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amount of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:

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

The activity in the allowance for doubtful accounts for accounts receivable for the fiscal years ended March 31, 2016, 2017 and the nine months ended December 31, 2017 is as follows:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB	US$

Beginning allowance for doubtful accounts	5,003,118	4,875,266	5,399,726	829,923
Additions charged to (reversal of) provision for doubtful accounts	(127,852)	524,460	1,363,506	209,567
Write-off of accounts receivable	—	—	(3,808,694)	(585,386)
Ending allowance for doubtful accounts	4,875,266	5,399,726	2,954,538	454,104

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

As of December 31, 2017, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance of RMB 53.6 million ($8.2 million). The amount of the deferred income tax assets considered realizable as of December 31, 2017 could be reduced in the near term if estimates of future taxable income are reduced.

For each of the fiscal years ended March 31, 2016, 2017 and the nine months ended December 31, 2017, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by taxpayers or withholding agents. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of our company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2013.

Share-based payment

We measure the cost of employee share options or similar equity instruments based on the grant date fair value of the award and recognize that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. When no future services are required to be performed by an employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification on the terms and conditions of an award of equity instruments, our company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period.

When there is a change in the grantee status from an employee to a non-employee, if the grantee retains the awards on a change in status and continues to provide substantive services to our company, the change in status results in a new measurement date for the unvested awards with compensation costs measured as if the awards were newly issued to the grantee on the date of the change in status. If the grantee retains the awards on a change in status and is not required to provide substantive services to the grantor subsequent to that change in status, the change in status is, in substance, an acceleration in vesting of the arrangement.

Long-term investments

Equity method investments. An investment in common stock or in-substance common stock of an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investees. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor are we committed to provide additional funding. When our carrying value in an equity method investment is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guarantee obligations of an affiliated company or have committed additional funding. When the equity method accounted investees subsequently reports income, we will not record our share of such income until it exceeds the amount of our share of losses not previously recognized.

Cost method investments. Equity investments in an investee that are not considered as debt securities or equity securities that do not have readily determinable fair values and over which we have no significant influence nor control, is accounted for using the cost method. Under the cost method, the investments are initially recorded at cost and recognized with income when any dividends are declared for distribution from investees’ earnings.

Available-for-sale investment. Available-for-sale investment is an investment in convertible notes measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income.

We regularly evaluate the impairment of the long-term investments based on performance and financial position of the investees, as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment charge is recorded when carrying amount of the investment exceeds its fair value and such condition is determined to be other than temporary.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,				For the nine months ended December 31,
	2016		2017		2016		2017
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
					(Unaudited)
	(In thousands, except for percentages)
Net revenues:
Testing services	384,800	92.2%	430,057	91.0%	402,549	92.4%	453,225	69,660	92.5%
Online education services	4,897	1.2%	7,462	1.6%	7,070	1.6%	6,553	1,007	1.3%
Other	27,443	6.6%	34,867	7.4%	25,817	6.0%	30,281	4,654	6.2%
Total net revenues	417,140	100.0%	472,386	100.0%	435,436	100.0%	490,059	75,321	100.0%
Cost of revenues	208,017	49.9%	239,853	50.8%	218,885	50.3%	259,050	39,816	52.9%
Gross profit	209,123	50.1%	232,533	49.2%	216,551	49.7%	231,009	35,505	47.1%
Operating expenses:
Research and development	36,529	8.8%	43,430	9.2%	33,320	7.7%	37,928	5,829	7.7%
Sales and marketing	42,646	10.2%	47,824	10.1%	37,247	8.6%	42,377	6,513	8.6%
General and administrative	78,341	18.8%	69,078	14.7%	50,276	11.5%	79,832	12,270	16.3%
Provision for (reversal of) doubtful accounts	(128)	0%	694	0.1%	(1)	(0.0)%	1,364	210	0.3%
Total operating expenses	157,388	37.8%	161,026	34.1%	120,842	27.8%	161,501	24,822	32.9%
Income from operations	51,375	12.3%	71,507	15.1%	95,709	21.9%	69,508	10,683	14.2%
Share of losses of equity method investments	(8,829)	(2.1)%	(16,121)	(3.4)%	(11,869)	(2.7)%	(1,878)	(289)	(0.4)%
Impairment loss of long-term investments	—	—	(32,199)	(6.7)%	(21,905)	(5.1)%	(15,217)	(2,339)	(3.2)%
Gain from disposal of long-term investments	—	—	1,600	0.3%	1,600	0.4%	3,244	499	0.7%
Interest income, net of interest expenses	3,573	0.9%	3,914	0.8%	2,480	0.6%	1,805	277	0.4%
Foreign currency exchange gains (losses), net	(1,506)	(0.4)%	(73)	(0.0)%	(75)	(0.0)%	(217)	(33)	(0.0)%
Earnings before income taxes	44,973	10.7%	28,628	6.1%	65,940	15.1%	57,245	8,798	11.7%
Income tax expense	18,922	4.5%	38,597	8.2%	21,996	5.0%	29,408	4,520	6.0%
Net income (loss)	26,051	6.2%	(9,969)	(2.1)%	43,944	10.1%	27,837	4,278	5.7%
Net loss attributable to non-redeemable non-controlling interests	—	—	(253)	(0.0)%	(34)	(0.0)%	(352)	(54)	(0.0)%
Net loss attributable to redeemable non-controlling interests	—	—	—	—	—	—	(1,445)	(223)	(0.3)%
Net income (loss) attributable to ATA Inc.	26,051	6.2%	(9,716)	(2.1)%	43,978	10.1%	29,634	4,555	6.0%

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2016	2017	2016	2017
			(Unaudited)
	RMB	RMB	RMB	RMB	US$
Basic and diluted earnings (loss) per common share	0.57	(0.21)	0.96	0.48	0.07

Nine Months Ended December 31, 2017 Compared to Nine Months Ended December 31, 2016

Net Revenues

Our total net revenues increased by RMB 54.7 million, or 12.5%, to RMB 490.1 million ($75.3 million) in the nine months ended December 31, 2017 from RMB 435.4 million in the nine months ended December 31, 2016, primarily as a result of an increase in net revenues from testing services.

Testing services. Testing services net revenues increased by RMB 50.7 million, or 12.6%, to RMB 453.2 million ($69.7 million) in the nine months ended December 31, 2017 from RMB 402.5 million in the nine months ended December 31, 2016, primarily due to the increased number of tests taken for certain large existing exams, including National Unified Certified Public Accountants Exam and National Tax Adviser Occupational Qualification Exam, the National Tour Guide Qualification Exam and Housing and Urban-Rural Construction Field Professionals Qualification Exam, and the increase in volume of certain new exams, including the National Real Estate Broker Associate Qualification Exam and the National Tax System Tax Staff Enforcement Qualification Test. Our net revenues from testing services provided to National Unified Certified Public Accountants Exam, National Tax Adviser Occupational Qualification Exam, National Tour Guide Qualification Exam and Housing and Urban-Rural Construction Field Professionals Qualification Exam, in aggregate, increased from RMB 123.6 million in the nine months ended December 31, 2016 to RMB 163.7 million ($25.2 million) in the nine months ended December 31, 2017. We generated RMB 6.5 million ($1.0 million) net revenues, in aggregate, from the above-stated newly provided exams in the nine months ended December 31, 2017. The increase was partially offset by the decrease of exam volume for the Fund Practitioner Certification Exam and Certification of China Banking Professionals Exam which, in aggregate, contributed revenue of RMB 116.8 million ($18.0 million) in the nine months ended December 31, 2017 compared with revenue of RMB 134.8 million in the nine months ended December 31, 2016. The total number of billable tests delivered increased to 12,345,481 in the nine months ended December 31, 2017 from 11,414,653 in the nine months ended December 31, 2016.

Online education services. Our revenues from online education services decreased by RMB 0.5 million, or 7.3%, to RMB 6.6 million ($1.0 million) in the nine months ended December 31, 2017 from RMB 7.1 million in the nine months ended December 31, 2016, primarily due to revenue decrease from the online education services provided to China Futures Association, which was partially offset by revenues realized from the online education services provided to AMAC, a new project launched during the transition period.

Other revenues. Other revenues increased by RMB 4.5 million, or 17.3%, to RMB 30.3 million ($4.7 million) in the nine months ended December 31, 2017 from RMB 25.8 million in the nine months ended December 31, 2016, primarily due to an increase in revenue derived from services delivered in relation to new projects, primarily the National and Local Tax Law Knowledge Contest held in various cities and provinces in China of RMB 5.1 million and an increase in revenue derived from services delivered in relation to K-12 education assessments of RMB 1.0 million.

Gross Profit

Our gross profit increased by RMB 14.4 million, or 6.7%, to RMB 231.0 million ($35.5 million) in the nine months ended December 31, 2017 from RMB 216.6 million in the nine months ended December 31, 2016. Our gross margin decreased to 47.1% in the nine months ended December 31, 2017 from 49.7% in the nine months ended December 31, 2016. The decrease in gross margin was primarily due to increased test monitoring costs, as well as increased licensing fees and higher share-based compensation expenses related to new share options and restricted shares issued in January 2017.

Operating Expenses

General and administrative expenses. Our general and administrative expenses increased by RMB 29.5 million, or 58,8%, to RMB 79.8 million ($12.3 million) in the nine months ended December 31, 2017 from RMB 50.3 million in the nine months ended December 31, 2016, primarily due to increase in (i) consulting fees associated with investing and financing activities during the transition period of RMB 12.2 million, (ii) RMB 10.0 million expenditure relating to the Tsinghua University academic project; and (iii) share-based compensation expenses of RMB 5.1 million.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 5.2 million, or 13.8%, to RMB 42.4 million ($6.5 million) in the nine months ended December 31, 2017 from RMB 37.2 million in the nine months ended December 31, 2016, primarily due to the increased labor costs of our sales and marketing personnel of RMB 3.8 million in relation to our de-centralization initiatives and share-based compensation expenses of RMB 2.3 million. Sales and marketing expenses as a percentage of our total net revenues remained consistent at 8.6% in the nine months ended December 31, 2017 and the nine months ended December 31, 2016.

Research and development expenses. Our research and development expenses increased by RMB 4.6 million, or 13.8%, to RMB 37.9 million ($5.8 million) in the nine months ended December 31, 2017 from RMB 33.3 million in the nine months ended December 31, 2016, primarily due to the increased labor costs of RMB 4.3 million and the increased share-based compensation expenses of RMB 2.9 million.

Provision for doubtful accounts. The accrual of bad debt expenses was RMB 1.4 million ($0.2 million) in the nine months ended December 31, 2017, compared to reversal of certain bad debt expenses in the nine months ended December 31, 2016, primarily due to the reversal of certain long aging receivables collected during the nine months ended December 31, 2016.

Impairment Loss of long-term investments

We recorded an impairment loss of RMB 15.2 million ($2.3 million) in the nine months ended December 31, 2017 related to the impairment charges associated with one of our strategic investments,  which encountered severe shortage of working capital resulted from continuous negative operating cash flows and turnover of key personnel in the fourth quarter of 2017.

Interest Income

Our interest income decreased to RMB 1.8 million ($0.3 million) in the nine months ended December 31, 2017 from RMB 2.5 million in the nine months ended December 31, 2016, primarily due to the average cash balance decrease compared to prior period, as a result of the cash dividend payout in June and July 2017.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange losses primarily reflect the foreign exchange fluctuation effects of exchanging from Renminbi to U.S. dollar. We recorded a net foreign currency exchange loss of RMB 0.2 million ($0.03 million) in the nine months ended December 31, 2017, compared to a net loss of RMB 0.1 million in the nine months ended December 31, 2016.

Income Tax Expense

We had income tax expense of RMB 29.4 million ($4.5 million) in the nine months ended December 31, 2017, compared to RMB 22.0 million in the nine months ended December 31, 2016. The increase in our income tax expense was primarily due to the increase of  withholding tax accrual in connection with the undistributed earnings generated by our PRC consolidated entities for the nine months ended December 31, 2017.

Net Income

As a result of the above factors, we had net income of RMB 27.8 million ($4.3 million) in the nine months ended December 31, 2017, compared to net income of RMB 43.9 million in the nine months ended December 31, 2016. The decline in net income was primarily due to increased labor costs and share-based compensation expenses of RMB 21.5 million, consulting fees increase associated with investing and financing activities during the transition period of RMB 12.2 million, RMB 10.0 million expenditure relating to the Tsinghua University academic project, and income tax expense increase of RMB 7.4 million, which was offset by the increase of gross profit of RMB 14.4 million and investment and impairment loss decrease of RMB 16.7 million.

We had a basic earnings per common share and diluted earnings per common share of RMB 0.48 ($0.07) and RMB 0.48 ($0.07) in the nine months ended December 31, 2017 compared to a basic earnings per common share and diluted earnings per common share of RMB 0.96 and RMB 0.96 in the nine months ended December 31, 2016.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net Revenues

Our total net revenues increased by RMB 55.3 million, or 13.2%, to RMB 472.4 million in the fiscal year ended March 31, 2017 from RMB 417.1 million in the fiscal year ended March 31, 2016, primarily as a result of an increase in net revenues from testing services.

Testing services. Testing services net revenues increased by RMB 45.3 million, or 11.8%, to RMB 430.1 million in the fiscal year ended March 31, 2017 from RMB 384.8 million in the fiscal year ended March 31, 2016, primarily due to the increased number of tests taken for certain large existing exams, including CICPA and AMAC, the addition of the National Tour Guide Qualification Exam and Housing and Urban-Rural Construction Field Professionals Qualification Exam, and the increase in volume of certain other exams. Our net revenues from testing services provided to CICPA and AMAC, in aggregate, increased from RMB 99.7 million in the fiscal year ended March 31, 2016 to RMB 178.1 million in the fiscal year ended March 31, 2017. We generated RMB 16.2 million net revenues, in aggregate, from our newly provided testing services for the National Tour Guide Qualification Exam and Housing and Urban-Rural Construction Field Professionals Qualification Exam in the fiscal year ended March 31, 2017. The increase was partially offset by the loss of our Securities Association of China exam, which contributed revenue of RMB 67.0 million in the fiscal year ended March 31, 2016. The total number of billable tests delivered increased to 12,127,203 in the fiscal year ended March 31, 2017 from 10,258,866 in the fiscal year ended March 31, 2016.

Online education services. Our revenues from online education services increased by RMB 2.6 million, or 52.4%, to RMB 7.5 million in the fiscal year ended March 31, 2017 from RMB 4.9 million in the fiscal year ended March 31, 2016, primarily due to an increase in revenue from our online education services provided for certain large customers.

Other revenues. Other revenues increased by RMB 7.5 million, or 27.1%, to RMB 34.9 million in the fiscal year ended March 31, 2017 from RMB 27.4 million in the fiscal year ended March 31, 2016, primarily due to (i) an increase in revenue derived from services delivered in relation to the National Tour Guide Qualification Exam of RMB 4.1 million and (ii) an increase in rental income of RMB 0.6 million.

Gross Profit

Our gross profit increased by RMB 23.4 million, or 11.2%, to RMB 232.5 million in the fiscal year ended March 31, 2017 from RMB 209.1 million in the fiscal year ended March 31, 2016. Our gross margin decreased to 49.2% in the fiscal year ended March 31, 2017 from 50.1% in the fiscal year ended March 31, 2016. The decrease in gross margin was primarily due to increased labor costs associated with salary increases by RMB 4.6 million, as well as a change in revenue mix.

Operating Expenses

Our operating expenses increased by RMB 3.6 million, or 2.3%, to RMB 161.0 million in the fiscal year ended March 31, 2017 from RMB 157.4 million in the fiscal year ended March 31, 2016.

General and administrative expenses. Our general and administrative expenses decreased by RMB 9.2 million, or 11.8%, to RMB 69.1 million in the fiscal year ended March 31, 2017 from RMB 78.3 million in the fiscal year ended March 31, 2016, primarily due to a decrease in (i) tax expenses and professional services fees incurred in connection with the reorganization of ATA Online in preparation for its New Third Board listing of RMB 8.1 million, (ii) share-based compensation expenses of RMB 3.5 million.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 5.2 million, or 12.1%, to RMB 47.8 million in the fiscal year ended March 31, 2017 from RMB 42.6 million in the fiscal year ended March 31, 2016, primarily due to increased expenses of RMB 3.4 million we incurred as a result of our enhanced pre-sales marketing and promotion efforts and increased labor costs of our marketing personnel of RMB 1.4 million. Sales and marketing expenses as a percentage of our total net revenues decreased slightly to 10.1% in the fiscal year ended March 31, 2017 from 10.2% in the fiscal year ended March 31, 2016.

Research and development expenses. Our research and development expenses increased by RMB 6.9 million, or 18.9%, to RMB 43.4 million in the fiscal year ended March 31, 2017 from RMB 36.5 million in the fiscal year ended March 31, 2016, primarily due to the increased labor costs of RMB 4.4 million we paid to our research and development personnel and consultants relating to our new K-12 initiatives of RMB 1.5 million.

Provision for doubtful accounts. The accrual of bad debt expenses was RMB 0.7 million in the fiscal year ended March 31, 2017, compared to reversal of bad debt expenses of RMB 0.1 million in the fiscal year ended March 31, 2016, primarily due to the reversal of the collection of certain long aging receivable during the fiscal year ended March 31, 2016.

Impairment Loss of long-term investments

We recorded an impairment loss of RMB 32.2 million in the fiscal year ended March 31, 2017 related to our investments in certain companies providing online education and K-12 related services, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows.

Interest Income

Our interest income increased to RMB 3.9 million in the fiscal year ended March 31, 2017 from RMB 3.6 million in the fiscal year ended March 31, 2016, primarily due to an average cash balance increase compared to the prior year.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange losses primarily reflect the effects of exchanging from Renminbi to U.S. dollar and devaluation of Renminbi against U.S. dollar in relation to the re-measurement of Renminbi denominated bank deposits held by overseas entities, whose functional currency is U.S. dollar. We recorded a net foreign currency exchange loss of RMB 0.1 million in the fiscal year ended March 31, 2017, compared with a net loss of RMB 1.5 million in the fiscal year ended March 31, 2016. The decrease in foreign exchange loss was primarily because a large amount of Renminbi was exchanged for U.S. dollar at our overseas bank accounts for long term investments in the fiscal year ended March 31, 2016, while no such exchange occurred in the fiscal year ended March 31, 2017.

Income Tax Expense

We had income tax expense of RMB 38.6 million in the fiscal year ended March 31, 2017, compared to RMB 18.9 million in the fiscal year ended March 31, 2016. The increase in our income tax expense was primarily due to an accrual of withholding tax of RMB 22.6 million in connection with all undistributed earnings generated by our PRC consolidated entities since January 1, 2008 as we do not believe the permanent reinvestment exception for not recognizing deferred tax liability is met due to changes to our investment plan.

Net Loss

As a result of the above factors, we had net loss of RMB 10.0 million in the fiscal year ended March 31, 2017, compared to net income of RMB 26.1 million in the fiscal year ended March 31, 2016. The loss was primarily due to an accrual of RMB 22.6 million withholding taxes in connection with all undistributed earnings of PRC subsidiaries since January 1, 2008, as well as impairment losses of RMB 32.2 million and investment losses of RMB 16.1 million associated with certain strategic investments. The loss was offset by the increase of gross profit of RMB 23.4 million, driven by the robust revenue increase of RMB 55.3 million.

We had a basic loss per common share and diluted loss per common share of RMB 0.21 and RMB 0.21 in the fiscal year ended March 31, 2017 compared to a basic earnings per common share and diluted earnings per common share of RMB 0.57 and RMB 0.57 in the fiscal year ended March 31, 2016.

B. Liquidity and Capital Resources

We have financed our working capital and capital expenditure requirements primarily through cash generated from operating activities.

As of December 31, 2017, we had RMB 256.1 million ($39.4 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future additional working capital and capital expenditure needs principally from (i) cash generated from operating activities, and (ii) cash received from selling ATA Online.

We believe our current cash and expected future cash flows from operating activities, particularly from testing services and online education services, and our proceeds from the sale of ATA Online, are sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from testing services and online education services may cause material fluctuations in our cash generated from operations. See Item 5.A. “Operating and Financial Review and Prospectus—Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended March 31, 2016, 2017 and the nine months ended December 31, 2017:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	64,505	61,545	95,606	14,694
Net cash used in investing activities	(36,801)	(93,952)	(20,604)	(3,167)
Net cash provided by (used in) financing activities	(20,310)	7,250	(40,149)	(6,171)
Effect of foreign exchange rate changes on cash	(21)	(63)	(1,210)	(186)
Net increase (decrease) in cash	7,373	(25,220)	33,643	5,170
Cash and cash equivalents at beginning of the period	240,295	247,668	222,448	34,190
Cash and cash equivalents at end of the period	247,668	222,448	256,091	39,360

Operating Activities

Net cash provided by operating activities was RMB 95.6 million ($14.7 million) in the nine months ended December 31, 2017, mainly attributable to cash collection from revenues of RMB 447.0 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 169.0 million and cash paid for payroll and other operating expenses of RMB 182.4 million.

Net cash provided by operating activities was RMB 61.5 million in the fiscal year ended March 31, 2017, mainly attributable to cash collection from revenues of RMB 462.5 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 166.6 million and cash paid for payroll and other operating expenses of RMB 234.4 million.

Net cash provided by operating activities was RMB 64.5 million in the fiscal year ended March 31, 2016, mainly attributable to cash collection from revenues of RMB 412.8 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 145.4 million and cash paid for payroll and other operating expenses of RMB 202.9 million.

Investing Activities

Net cash used in investing activities in the nine months ended December 31, 2017 of RMB 20.6 million ($3.2 million) was primarily attributable to RMB 31.1 million expenditures made for intangible assets, properties and equipment and RMB 5.5 million cash invested in EEO, which was offset by RMB 10.0 million cash received from the nominee shareholders of ATA Online in connection with the termination of the VIE agreements and proceeds of RMB 6.6 million received from the disposal of certain affiliated subsidiaries and investments.

Net cash used in investing activities in the fiscal year ended March 31, 2017 of RMB 94.0 million was primarily attributable to payments of RMB 89.9 million made for long-term investments and payments of RMB 9.9 million made for capital expenditures, partially offset by proceeds of RMB 5.5 million received from the disposal of certain equity interests of an affiliate company.

Net cash used in investing activities in the fiscal year ended March 31, 2016 of RMB 36.8 million was primarily attributable to equity investments and amounts due from shareholders of RMB 10.0 million in connection with the termination of the VIE agreements (see the discussion in Note (19) of the consolidated financial statements included in this transition report). Amounts due from shareholder were received in full in June 2017.

Financing Activities

Net cash used by financing activities in the nine months ended December 31, 2017 of RMB 40.1 million ($6.2 million) was primarily attributable to the special cash dividend payment of RMB 65.7 million, which was offset by RMB 30.0 million cash received from release of restricted cash for financial standby letter of credit .

Net cash provided by financing activities in the fiscal years ended March 31, 2017 of RMB 7.3 million was primarily attributable to RMB 34.0 million investment prepayments made by third-party investors to one of our subsidiaries and RMB 3.4 million cash received from a short-term loan ATA BVI borrowed during the year, which was partially offset by RMB 30.0 million cash paid as collateral for a financial standby letter of credit. In June 2017, the short-term loan ATA BVI borrowed was fully repaid and the RMB 30.0 million cash paid as collateral for a financial standby letter of credit was released back to the Company.

Net cash used in financing activities in the fiscal years ended March 31, 2016 of RMB 20.3 million was primarily attributable to repurchases of common shares.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	3,087	9,932	31,060	4,774

Historically, our capital expenditures have been made primarily for the purchase of office space, leasehold improvements, software, computer equipment, servers, license and education assessment test caseware.

Foreign Currency Exchange

ATA Inc., ATA BVI and Xing Wei’s functional currency is U.S. dollar. As of December 31, 2017, we had RMB 256.1 million ($39.4 million) in cash and cash equivalents. The functional currency of our PRC subsidiaries is Renminbi. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016.The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”).

We plan to apply the modified retrospective method starting from January 1, 2018. We conducted a review and evaluation over all the contracts that are not completed on January 1, 2018 and concluded that there is no material impact on our retained earnings as of January 1, 2018 and consolidated financial statements in fiscal year 2018 as a result of the new adoption of the guidance.

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

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We evaluated the impact of ASU No. 2016-15 and does not expect the adoption of ASU No. 2016-15 will have material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. We evaluated the impact of ASU No. 2016-18 and determined to fully adopt the new standards starting from January 1, 2018 and will apply a retrospective transition method to each period presented .

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. This guidance is effective for financial statements issued for fiscal year beginning after December 15, 2017 on a prospective basis, and early adoption is permitted. We do not expect the adoption of ASU No. 2017-01 will have material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU No. 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU No. 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. We are currently evaluating the impact ASU No. 2017-04 will have on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock compensation (Topic 718): Scope of modification accounting (“ASU 2017-09”). The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. For all entities that offer share-based payment awards, ASU No. 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. We evaluated the impact of ASU No. 2017-09 and does not expect the adoption of ASU No. 2017-09 will have material impact on its consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

           Research and development are important to our continued success. Our research and development initiatives are designed to improve our existing testing technologies and to develop new and innovative technologies. We conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, test system design and conversion. Our research and development team consisted of 156 people as of December 31, 2017. We will continue to look selectively for experienced software engineers and other technology talents to further increase our technological capabilities. While we focus on development of technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of testing technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our E-testing, MTS, EzTest and EzInterview platforms. Our total expenses for research and development were RMB 36.5 million, RMB 43.4 million, RMB 33.3 million and RMB 37.9 million ($5.8 million) in the fiscal years ended March 31, 2016, 2017 and the nine months ended December 31, 2016 and 2017, respectively.

D. Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2015 to December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	36,583	16,285	20,298	—	—
Other commitments (2)	54,558	16,988	26,306	11,264	—

(1)         Our operating lease obligations comprise our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this transition report through September 2020, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)         On August 11, 2011, we entered into an agreement with a vender who granted us a license to distribute the vendor’s test related products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice provided that the termination date may not be before the fifth anniversary of this agreement unless either party is in breach of this agreement. On April 27, 2017, we entered into a five-year agreement with Tsinghua University, under which ATA will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50 million, out of which RMB 40 million will be paid in the following four years. On August 25, 2017, we entered into an agreement to purchase computers and accessories with payments to be made in four years since 2018.

Indebtedness

As of the date of this transition report, we do not have any outstanding debt, debt securities, contingent liabilities, mortgages, or liens.

G. Safe Harbor

This transition report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. See “Introduction—Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this transition report. The business address of each of our directors and executive officers is 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

Name	Age	Position
Kevin Xiaofeng Ma	54	Chairman of the Board of Directors and Chief Executive Officer
Jack Huang	46	President and Director
Andrew Yan	60	Director
Hope Ni	45	Director
Alec Tsui	68	Director
Zhilei Tong	43	Director
Amy Tung	46	Chief Financial Officer
Alex Tong	55	Vice President of Business Development

Kevin Xiaofeng Ma is co-founder, chairman of the board and chief executive officer of our company. He also serves as chairman on the board of directors of ATA Online. Prior to co-founding our company, Mr. Ma co-founded Dynamic Technology Corporation and served as its chief executive officer from 1996 to 1998. From 1990 to 1996, Mr. Ma served as a general manager in the Hainan High-Tech Industry International Cooperation Center. Previously, Mr. Ma gained experience as a vice president at the Beijing MIDI High-Tech Center, as a director of Beijing Zhongjia Integrated Intelligent System Engineering, and as a reporter for China Radio International. Mr. Ma is a member of the board of directors of a number of private enterprises with operations in China, which do not compete with our business. Mr. Ma graduated from Nanjing University with a bachelor’s degree in economics.

Jack Huang is the president and a director of our company. Prior to joining us, Mr. Huang was the chief executive officer of Lanxum Education, an online education and information security services provider in China, from 2015 to 2017. Prior to this, Mr. Huang worked at Chegg where he served as head of Chegg’s China operations, and Pearson where he served as the managing director of the Language Testing Division in the Asia Pacific region. Mr. Huang received his MBA degree from HEC Paris and a master’s degree from Edinburgh Napier University. Mr. Huang also received a bachelor’s degree from Harbin Institute of Technology in China. He is a fellow of the Chartered Institute of Marketing.

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Petroleum & Chemical Corporation and China Resources Land Limited, non-executive director of Guodian Technology & Environment Group Corporation Limited, eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an independent director of BlueFocus Communication Group, TCL Corporation and director of ATA Online (Beijing) Education Technology Co., Ltd. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

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

Alec Tsui is an independent director on our board and ATA Online. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Philippines and on the Nasdaq Global Market, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Summit Ascent Holdings Limited, Melco Resorts & Entertainment Limited, Melco Resorts & Entertainment (Philippines) Corporation, Kangda International Environmental Company Limited and DTXS Silk Road Investment Holdings Company Limited. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Zhilei Tong is a director of our board. Mr. Tong founded Chinese All Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of ChineseAll Digital Publishing Group Co., Ltd. He is also the executive director of Pingxiang Ruiwen Enterprise Management Consulting Co., Ltd., the executive director and CEO of Beijing ChineseAll Education Technology Development Co., Limited, the executive director of Shanghai ChineseAll Culture Development Co., Ltd., and the executive director of Hangzhou ChineseAll Information Technology Co., Ltd., the executive director of ChineseAll (Tianjin) Culture Development Co., Ltd., the executive director of ChineseAll Group Limited, the director of Beijing Yajieshanghui Consulting Co., Ltd., the representative of the Beijing Municipal People’s Congress, a representative of the 16th People’s Congress of Beijing Dongcheng District, a member of the Secretary General in the All-China Youth Federation and secretary general in education subsector, the vice-chairman in Youth Federation of Dongcheng District of Beijing, the vice president of the Copyright Society of China, the vice-chairman of China Redactological Society. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from MIT and Tsinghua University.

Amy Tung is our Chief Financial Officer having assumed such role on April 1, 2017. She also serves as chairman on the supervisory board of ATA Online. Ms. Tung has been with the Company since 2006, serving in roles previously including the assistant to the CEO and vice president/financial controller. Prior to her service with ATA, Ms. Tung has held various financial and accounting positions with Bayer Healthcare Limited in Hong Kong, BEA Systems (Hong Kong) Limited, Bureau Veritas Consumer Products Services (Hong Kong) Limited, Agilent Technologies Hong Kong Limited, and Compaq Computer Limited. Ms. Tung received her master’s degree in financial engineering from Columbia University and her MBA and bachelor’s degree in computer science from the Chinese University of Hong Kong. She is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Alex Tong is our vice president in charge of business development. Prior to joining us in September 2005, Mr. Tong worked as a general manager for the Asia Pacific region at the Royal Institution of Chartered Surveyors from 2003 to 2005. Prior to that, Mr. Tong worked for Thomson Prometric in the position of executive director from 1999 to 2003 and as the managing director at Pearson NCS Hong Kong Ltd. from 1997 to 1999. Mr. Tong is serving as the Chairman of the Association of Test Publishers (ATP) from January 1 through December 31 of 2018. Mr. Tong graduated from University of Nottingham with a bachelor’s degree in education and a master’s degree of philosophy in education and from the Chinese University of Hong Kong with an executive MBA.

B. Compensation

For the nine months ended December 31, 2017, we and our subsidiaries paid aggregate cash compensation of approximately RMB 6.4 million ($1.0 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. Our share incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of our Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Amended and Restated 2008 Plan is 5,726,763 shares (which was increased from 3,026,763 shares under the 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2017 equal to the lesser of (x) one percent (1%) of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and (y) 336,307 shares. As of December 31, 2017, 6,063,070 shares were authorized for issuance under the Amended and Restated 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan, the 2008 Plan and the Amended and Restated 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of January 1, 2018, we have granted a total of 2,377,067 share options that are outstanding under such plans, of which 842,337 have vested. The contractual term of these options is ten years. As of January 1, 2018, we have also granted 2,625,000 restricted shares that are unvested and outstanding, and 60,000 restricted shares have vested in the nine months ended December 31, 2017.

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

C. Board Parties

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

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this transition report, the class A directors are Kevin Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Yan and Jack Huang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class B director Andrew Yan was re-elected at our 2017 annual general meeting. Our class A director Zhilei Tong will retire from office and will be eligible for re-election at our 2018 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

•             making recommendations to the board of directors with respect to our incentive-compensation plans and equity-based compensation plans;

•             administering our equity-based compensation plans in accordance with the terms thereof; and

•             such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations Committee

Our nominations committee consists of Kevin Xiaofeng Ma, Andrew Yan and Alec Tsui. Kevin Xiaofeng Ma is the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a) (3) permits a foreign private issuer like us to follow “home country practices” in relation to composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, http://www.atai.net.cn. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 446, 483 and 551 employees as of March 31, 2016, 2017 and December 31, 2017, respectively. As of December 31, 2017, we had 117 employees in sales and marketing, 156 in research and development, 197 in client service and support and 81 in general and administrative functions.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 5, 2018 by:

•                  each person known to us to own beneficially more than 5% of common shares, and

•                  each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma(3)	24,793,143	50.7%
Jack Huang	*	*
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Alex Tong	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	25,748,411	52.6%
Principal Shareholders:
Joingear Limited(4)	18,427,074	38.6%
HSBC International Trustee Limited(5)	9,804,588	20.5%
Able Knight Development Limited(3)	4,998,988	10.5%
Lijun Mai(6)	4,805,600	10.1%
Cheng-Yaw Sun(7)	3,212,000	6.7%
Alpha Advantage Global Limited(8)	4,717,100	9.9%
Jiangong Zhao(8)	4,717,100	9.9%

* Beneficially owns less than 1% of our common shares.

(1)         The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 5, 2018.

(2)         Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 5, 2018. The total number of our common shares outstanding as of April 5, 2018 is 47,754,386.

(3)         Includes (i) (a) 264,986  common shares and (b) options to purchase 1,102,095 common shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly-owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries, and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 50.01% and 49.99% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma and ChineseAll Group Limited, respectively. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)         Includes 18,427,074 common shares held by Joingear Limited, based on Schedule 13D Amendment No. 3 filed jointly by Kevin Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on February 8, 2018. Joingear Limited is a British Virgin Islands company. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited.

(5)         Based on a report provided by HSBC International Trustee Limited on March 7, 2018. Includes 4,998,988 common shares and 2,402,800 ADSs (representing 4,805,600 common shares) held by HSBC International Trustee Limited solely in its capacity as trustee of various trusts. These trusts include Able Knight Development Limited, holding 4,998,988 common shares, Mutual Step Holdings Limited, holding 802,800 ADSs (representing 1,605,600 common shares), Art Grace Development Limited, holding 800, 000 ADSs (representing 1,600,000 common shares) and Art Kind Technology Limited, holding 800, 000 ADSs (representing 1,600,000 common shares). The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #19-01 HSBC Building, Singapore 049320.

(6)         Based on a Schedule 13G filed jointly by Lijun Mai, Mutual Step Holdings Limited, Magnificent Trio Company Limited, Wealth Trust, Art Kind Technology Limited, New Knight Holdings Limited, Sunrise Trust, Art Grace Development Limited, Unique Icon Limited and Value Trust on February 17, 2009 and a report provided by HSBC International Trustee Limited on March 7, 2018. Includes 1,605,600 common shares held by Mutual Step Holdings Limited, 1,600,000 common shares held by Art Kind Technology Limited and 1,600,000 common shares held by Art Grace Development Limited. Each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is a British Virgin Islands company ultimately wholly-owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of Cayman Islands with Lijun Mai or certain family members of Lijun Mai as the settler and beneficiaries. Lijun Mai is the sole director of Mutual Step Holdings Limited. The business address of each of Mutual Step Holdings Limited, Art Kind Technology Limited and Art Grace Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands.

(7)   Includes 936,936 common shares and 531,532 ADSs (representing 1,063,064 common shares) held of record by Twittering World Limited and 1,212,000 common shares held of record by Xing Wei Institute Inc. Based on Schedule 13D filed jointly by Cheng-Yaw Sun, Twittering World Limited and Xing Wei Institute Inc. on November 22, 2013. Cheng-Yaw Sun, as sole director and shareholder of Twittering World Limited and sole director of Xing Wei Institute Inc. may be deemed to have sole voting and dispositive power over the shares held of record by Twittering World Limited and Xing Wei Institute Inc.

(8)   Based on a Schedule 13G Amendment No. 1 filed jointly by Jiangong Zhao, Dynamic Fame Limited and Alpha Advantage Global Limited on January 22, 2018. Includes 188,000 common shares held of record by Dynamic Fame Limited and 4,529,100 common shares held of record by Alpha Advantage Global Limited. Dynamic Fame Limited is a British Virgin Islands company and a wholly owned subsidiary of Alpha Advantage Global Limited. Alpha Advantage Global Limited is a British Virgin Islands company wholly owned by Jiangong Zhao. The business address of Alpha Advantage Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the business address of Dynamic Fame Limited is Office 1601, 16/F, 31 Queen’s Road Central, Hong Kong.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of April 5, 2018, none of our common shares were held by holders of record in the United States. However, 23,724,232 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in certain businesses related to, among other things, value-added telecommunication services and international education business. Due to these restrictions, we operate our relevant business through contractual arrangements with our variable interest entity. For a description of these contractual arrangements, see Item 4.A. “Information on the Company — History and Development of the Company — Contractual Arrangements with ATA Intelligent Learning.”

Receivable due from shareholder

In May 2015, we terminated the VIE agreements with the nominee shareholders of ATA Online. The entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing for a consideration of RMB 10.0 million, equaling to the amount of the registered capital of ATA Online. As a result, ATA Online became a wholly owned subsidiary of our company. The consideration was paid to the nominee shareholders. Mr. Haichang Xiong, transferred his consideration of RMB 1.0 million to Mr. Kevin Xiaofeng Ma on March 29, 2016 and we received RMB 10.0 million in cash from Mr. Kevin Xiaofeng Ma on June 7, 2017.

Sublease of Jianwai SOHO office to Master Mind

ATA Testing subleased Jianwai SOHO office to an equity investee, Master Mind, with a contract term from May 17, 2015 to May 16, 2020. Since June 2017, Master Mind has encountered severe cash flow and going concern issues and stopped making rent payment to the Company. The Company recognized a total sublease income of RMB 650,478 and RMB 207,346 for the year ended March 31, 2017 and nine months ended December 31, 2017, respectively. In February 2018, the sublease agreement was terminated.

Disposal of Partial Equity Interest in Zhishang to Tianjin Zhishang

On June 27, 2017, ATA Online entered into an agreement to sell 15% equity interest in Zhishang to Tianjin Zhishang Education Technology Limited Partnership (“Tianjin Zhishang”) for a total cash consideration of RMB 1,253,550. The executive partner of Tianjin Zhishang is the CEO and a director of ATA Online.

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

Strategic consulting service agreement, dated October 27, 2006. Under this prior agreement, ATA Learning provided ATA Online with strategic consulting and related services for ATA Online’s business, including (1) valuation of new products; (2) industry investigation and survey; (3) marketing and promotion strategies; and (4) other services related to ATA Online’s online education services business. The fees for these services were confirmed by ATA Learning and calculated monthly but paid quarterly based on actual time spent in providing the services. In addition, ATA Learning had the right to adjust the fees payable by ATA Online in accordance with its performance.

Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, as amended on July 7, 2009 and as amended on April 13, 2015. To secure the payment obligations of ATA Online under the exclusive technical support agreement and the strategic consulting service agreement described above and provide additional covenants, ATA Online’s shareholders had pledged to ATA Learning their entire equity ownership interests in ATA Online. Upon the occurrence of certain events of default specified in this agreement, ATA Learning could bring a lawsuit against ATA Online in a local PRC court to confirm the debt amount and enforce the pledge by foreclosing on the pledged equity interest. Upon foreclosure, the pledged assets would be sold off by the court in a public auction and the proceeds used to satisfy ATA Online’s outstanding liabilities under the equity pledge agreement. ATA Learning or its designee could also take part in the auction to bid for the pledged assets itself. The purpose of the equity pledges was to act as collateral for ATA Online’s performance under those agreements.

Loans to the Shareholders of ATA Online, dated October 27, 2006, as amended on February 12, 2007, on July 7, 2009 and on April 13, 2015. ATA BVI entered into loan agreements with each of Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang, the shareholders of ATA Online to extend each of Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang an interest free loan in the amount of RMB 9.0 million, RMB 1.0 million, RMB 1.0 million and RMB 0.1 million, respectively, for the sole purpose of investing in ATA Online as ATA Online’s registered capital. The initial term of these loans in each case was ten years, which could be extended upon the parties’ agreement. Kevin Xiaofeng Ma, Haichang Xiong, Walter Lin Wang and Jianguo Wang could only repay the loans by transferring all of their interests in ATA Online to ATA BVI or to a third party designated by ATA BVI.

Call Option and Cooperation Agreement, dated October 27, 2006, as amended and restated on February 12, 2007, as amended on July 7, 2009 and April 13, 2015. Through the prior call option and cooperation agreement entered into among ATA BVI, ATA Online and its shareholders, ATA BVI or any third party designated by ATA BVI had the right to acquire, in whole or in part, the respective equity interests in ATA Online of its shareholders or ATA Online’s assets when permitted by applicable PRC laws and regulations. The proceeds from the exercise of the call option would be applied to repay the loans under the loan agreement described above. Further, without ATA BVI’s prior written consent, ATA Online and its shareholders were prohibited from selling, assigning, mortgaging or otherwise disposing, or creating any encumbrance on, any of ATA Online’s assets or operation or any legal or beneficial interests with respect to its revenues, entering into any transaction which might materially affect ATA Online’s assets, liabilities, operations, equity or other legal rights, or distributing any dividends to its shareholders.

Power of Attorney, dated March 27, 2013, April 3, 2013 and April 13, 2015. Under these agreements, Haichang Xiong and Kevin Xiaofeng Ma, each irrevocably and exclusively appointed and constituted ATA Learning or its designee as his attorney-in-fact to exercise on his behalf any and all rights that he had as the shareholder of ATA Online.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

Our consolidated financial statements are included at the end of this transition report.

Legal Proceedings

We are not currently involved in any litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

On June 1, 2017, we have declared a cash dividend of $0.205 per common share, or $0.41 per ADS. The total amount of cash dividend distributed was RMB 65.7 million, which was paid from the cash held by ATA Inc. in June and July 2017 to all shareholders of record as of the close of business on June 12, 2017.

On February 6, 2018, ATA entered into the Share Purchase Agreement with the Buyer Group with respect to the sale of ATA Online. To share value with our shareholders, our board of directors has preliminarily approved to use a portion of the proceeds from the transactions contemplated under the Share Purchase Agreement to pay a cash dividend to our shareholders subject to compliance with applicable Cayman Islands and PRC laws. However, the timing and amount of any cash dividend has not been decided as of the date of this transition report, and may vary depending on several factors, including the progress of this transaction, funding needs for our remaining businesses, our mergers and acquisitions plans, as well as any contingent liabilities or other unforeseen matters in connection with this transaction.

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

Under China’s EIT Law and its Implementation Rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and Item 10.E. “Additional Information — Taxation — People’s Republic of China Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this transition report, we have not experienced any significant changes since the date of our audited financial statements included in this report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “ATAI”. The following table sets forth the monthly high and low trading prices of our ADSs on the Nasdaq Global Market for the periods indicated:

	High	Low
Yearly Highs and Lows:
Fiscal year ended March 31, 2014	$6.41	$3.78
Fiscal year ended March 31, 2015	$5.53	$2.50
Fiscal year ended March 31, 2016	$7.35	$2.03
Fiscal year ended March 31, 2017	$6.91	$2.96
Nine months ended December 31, 2017	$6.62	$3.40
Quarterly Highs and Lows:
Quarter ended March 31, 2016	$7.32	$3.97
Quarter ended June 30, 2016	$6.91	$4.41
Quarter ended September 30, 2016	$4.90	$3.33
Quarter ended December 31, 2016	$4.58	$3.30
Quarter ended March 31, 2017	$4.10	$2.96
Quarter ended June 30, 2017	$5.00	$3.40
Quarter ended September 30, 2017	$5.24	$4.37
Quarter ended December 31, 2017	$6.62	$4.05
Monthly Highs and Lows:
September 2017	$4.85	$4.60
October 2017	$4.79	$4.54
November 2017	$5.30	$4.05
December 2017	$6.62	$4.61
January 2018	$5.82	$4.65
February 2018	$6.19	$4.60
March 2018	$5.38	$5.05
April 2018 (through April 5, 2018)	$5.39	$5.07

On April 5, 2018, the closing sale price of our ADSs as reported on the Nasdaq Global Market was US$5.26 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this transition report the description of our third amended and restated memorandum and articles of association contained in “Description of Share Capital” of our F-1 registration statement (File No. 333-148512) originally filed with the Securities and Exchange Commission on January 8, 2008, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company”, Item 5. “Operating and Financial Review and Prospects”, Item 7. “Major Shareholders and Related Party Transactions” or elsewhere in this transition report on Form 20-F.

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

Dividend Distributions

We have adopted a holding company structure, and our holding company may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2017, our Chinese subsidiaries allocated RMB 62.3 million ($9.6 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

E. Taxation

The following is a general summary of the material Cayman Islands, U.S. federal and People’s Republic of China income tax consequences relevant to an investment in our ADSs and common shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this transition report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and common shares.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and, pursuant to Circular of the Ministry of Finance and the State Administration of Taxation on Some Policy Issues regarding Personal Income Tax (Cai Shui Zi [1994] No. 020), the dividend and bonus incomes received by individual aliens from the foreign-invested enterprises are temporarily exempted from individual income tax and hence, the dividends we pay to our non-PRC individual shareholders may be qualified to enjoy the individual income tax exemption if certain conditions are met; otherwise, a potential 20% individual income tax may be applied on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008 and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. See Item 3.D. “Key Information —Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

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

Sales and Other Dispositions of ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or common shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or common shares. Any such gains or losses that you recognize will be treated as U.S. source income for foreign tax credit purposes. Your adjusted tax basis will equal to the amount you paid for the ADSs or common shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or common shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you might receive from us would qualify for taxation at the preferential rate discussed in the Item 10.E. “Additional Information — Taxation — Dividends on ADSs or Common Shares” section above.

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

We have filed this transition report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this transition report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this transition report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this transition report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E. Washington D.C. 20549.

You can also obtain copies of this transition report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 25% against the U.S. dollar over the following eight years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. Renminbi has appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.3045 Renminbi per U.S. dollar on April 5, 2018, though there also have been periods when the Renminbi has lost value against the U.S. dollar.

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

ATA Inc., ATA BVI and Xing Wei’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc. and ATA BVI to Renminbi during consolidation resulted in translation loss of RMB 2,335,054 ($358,891) which we recognized as a component of other comprehensive loss as of December 31, 2017. If the Renminbi against U.S. dollar as of December 31, 2017 had further appreciated by 10% from 6.5342 to 5.9402 as of December 31, 2017, the other comprehensive loss would have increased by RMB RMB 529,733 ($81,418). Further, we recognized a net foreign currency exchange loss of RMB 45,472 ($6,989) as a result of the re-measurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of December 31, 2017 had further appreciated by 10% from 6.5342 to 5.9402 as of December 31, 2017, the foreign currency exchange loss would have decreased by RMB 899,847 ($138,304) to be a foreign exchange gain.

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 1.4%, 2.3% and 1.6% in the years 2015, 2016 and 2017, respectively. In February 2018, the year-over-year change in China’s consumer price index was 2.9%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $0.1 million during the nine months ended December 31, 2017.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this transition report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this transition report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2017 based on the criteria established in this Internal Control-Integrated Framework (2013).

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ATA Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited ATA Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and March 31, 2017, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two years ended March 31, 2017 and nine-month period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 12, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG Huazhen LLP

Beijing, China
April 12, 2018

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this transition report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, http://www.atai.net.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal accountant, and KPMG member firms for the periods indicated.

	For the fiscal year ended	For the nine months ended
	March 31, 2017	December 31, 2017	December 31, 2017
	RMB	RMB	US$
Audit fees(1)	6,444,720	5,504,864	846,082
Audit-related fees(2)	1,601,528	2,440,772	375,140
Tax fees(3)	333,118	141,560	21,757

(1)                       “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements and our internal control over financial reporting of ATA Inc., and the audits of ATA Online’s annual financial statements and special audit.

(2)                       “Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended March 31, 2017 and the nine months ended December 31, 2017 include principally limited procedures in connection with our quarterly financial information and the service fee for financial due diligence and tax due diligence services for a potential acquisition.

(3)                       “Tax fees” means the aggregate fees billed or payable for services rendered for tax advisory, tax retainer and compliance.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(c) Total Number	(d) Maximum
				of ADSs	Approximate Dollar
	(a) Total			Purchased as Part	Value of ADSs that May
	Number	(b) Average		of	Yet
	of ADSs	Price		Publicly	Be Purchased Under the
Period	Purchased	Paid per ADS (1)		Announced Plan	Plan(1), (2)
September 30, 2015	4,910		$2.6873	4,910	$2,986,805
		RMB	(17.3277)		RMB	(19,258,919)
October 1 — October 30, 2015	90,630		$3.3611	90,630	$2,682,189
		RMB	(21.6724)		RMB	(17,294,755)
November 2 — November 20, 2015	103,046		$4.4871	103,046	$2,219,811
		RMB	(28.9328)		RMB	(14,313,341)
December 1 — December 31, 2015	181,481		$5.9861	181,481	$1,133,447
		RMB	(38.5984)		RMB	(7,308,466)
January 4 — January 26, 2016	187,065		$6.0591	187,065	$2
		RMB	(39.0691)		RMB	(13)

(1)                                 All translations from U.S. dollar to Renminbi were made at a rate of RMB 6.5063 to US$1.00, which was the noon buying rate in effect as of December 31, 2017.

(2)                                 On November 1, 2012, we announced a share repurchase plan. Under the plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through March 31, 2013. On January 31, 2013, our board of directors reviewed and approved the continuation of the share repurchase program through May 31, 2013. In the fiscal year ended March 31, 2014, we repurchased a total of 5,339 ADSs from the open market at an average price of $3.9956 per ADS pursuant to this share repurchase program. On August 5, 2014, we announced a share repurchase plan. Under the Plan, we are approved to repurchase up to US$5.0 million worth of our outstanding ADSs from time to time through January 31, 2015. In the fiscal year ended March 31, 2015, we repurchased a total of 306,157 ADS from the open market at an average price of $4.4440 per ADS pursuant to this share repurchase program. On September 24, 2015, we announced a share repurchase plan, under which we are authorized to repurchase up to US$3.0 million of our outstanding ADSs from time to time through March 31, 2016. In the fiscal year ended March 31, 2016, we repurchased a total of 567,132 ADS from the open market at an average price of $5.2898 per ADS pursuant to this share repurchase program.

Other than shown in the table above, there were no other repurchases during the nine months ended December 31, 2017.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this transition report.

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

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Learning (Beijing) Inc., dated March 27, 2013.***

4.15	Power of Attorney by Lin Wang in favor of ATA Learning (Beijing) Inc., dated April 3, 2013.***

4.16	Framework Agreement on Restructuring, dated May 20, 2015.****

4.17

Share Purchase Agreement among ATA Inc., ATA Testing Authority (Holdings) Limited, Xing Wei Institute (Hong Kong) Limited, ATA Learning (Beijing) Inc., Delta Horizon Limited, Alpha Metric Horizon Limited, New Beauty Holdings Limited, Kevin Xiaofeng Ma and other parties listed therein, dated February 6, 2018.*****

4.18	Loan Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018.

4.19	Loan Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018.

4.20	Call Option and Cooperation Agreement among ATA Testing Authority (Beijing) Limited, Xiaofeng Ma, Haichang Xiong and ATA Intelligent Learning (Beijing) Technology Limited, dated March 15, 2018.

4.21	Exclusive Technical Consulting and Services Agreement between ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited, dated March 15, 2018.

4.22	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018.

4.23	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018.

4.24	Power of Attorney by Xiaofeng Ma in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018.

4.25	Power of Attorney by Haichang Xiong in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018.

8.1	List of Subsidiaries.

11.1	Code of Conduct.*

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG Huazhen LLP

23.2	Consent of Jincheng Tongda & Neal Law Firm

23.3	Opinion of Jincheng Tongda & Neal Law Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

*****                   Previously filed with Exhibit 10.1 to Form 6-K, filed with the SEC on February 6, 2018.

(1)                                           Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-148641) filed with the Securities and Exchange Commission with respect to American depositary shares representing our common shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

ATA INC.

/s/ Amy Tung
Name:	Amy Tung
Title:	Chief Financial Officer

Date: April 12, 2018

ATA Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ATA Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries (the “Company”) as of December 31, 2017 and March 31, 2017, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the two years ended March 31, 2017 and nine-month period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and March 31, 2017, and the results of its operations and its cash flows for each of the two years ended March 31, 2017 and nine-month period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 12, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China
April 12, 2018

ATA INC.

Consolidated Balance Sheets

	Note	March 31, 2017	December 31, 2017	December 31, 2017
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		222,448,413	256,090,942	39,360,457
Accounts receivable, net	(3)	56,161,255	100,105,027	15,385,861
Receivable due from shareholder	(19)	10,000,000	—	—
Prepaid expenses and other current assets	(4)	7,335,824	10,620,434	1,632,331
Total current assets		295,945,492	366,816,403	56,378,649

Long-term investments	(5)	88,891,687	75,121,700	11,545,994
Property and equipment, net	(7)	51,868,914	52,460,885	8,063,090
Goodwill	(8)	32,523,983	32,009,025	4,919,697
Intangible assets, net	(8)	11,326,513	25,683,937	3,947,549
Restricted cash	(2)(m)	30,000,000	—	—
Deferred income tax assets	(13)	3,388,760	2,110,862	324,434
Other assets		5,894,767	14,238,695	2,188,447
Total assets		519,840,116	568,441,507	87,367,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	(2)(m)	3,449,650	—	—
Accrued expenses and other payables	(9)	89,358,847	130,960,979	20,128,333
Deferred revenues	(10)	10,221,897	10,804,951	1,660,691
Total current liabilities		103,030,394	141,765,930	21,789,024

Deferred revenues	(10)	1,731,622	1,831,173	281,446
Deferred income tax liabilities	(13)	22,620,872	22,797,747	3,503,950
Other non-current liabilities		—	669,647	102,923
Total liabilities		127,382,888	167,064,497	25,677,343

Mezzanine equity-redeemable non-controlling interests	(14)	—	36,304,276	5,579,865

Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 49,068,082 and 49,007,244 shares as of March 31, 2017 and December 31, 2017, respectively
Outstanding: 45,782,724 and 45,796,886 shares as of March 31, 2017 and December 31, 2017, respectively		3,533,912	3,534,871	543,300
Treasury shares—585,358 common shares as of March 31, 2017 and December 31, 2017, at cost	(16)	(27,737,073)	(27,737,073)	(4,263,110)
Additional paid-in capital		402,631,430	389,897,690	59,926,178
Accumulated other comprehensive loss		(25,069,771)	(26,850,955)	(4,126,917)
Retained earnings		38,018,802	25,884,905	3,978,437
Total shareholders’ equity attributable to ATA Inc.		391,377,300	364,729,438	56,057,888
Non-redeemable non-controlling interests		1,079,928	343,296	52,764
Total shareholders’ equity		392,457,228	365,072,734	56,110,652
Commitments and contingencies	(20)
Total liabilities, mezzanine equity and shareholders’ equity		519,840,116	568,441,507	87,367,860

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income (Loss)

		Twelve months ended March 31,		Nine months ended December 31,
	Note	2016	2017	2017	2017
		RMB	RMB	RMB	USD
Net revenues	(12)	417,139,969	472,385,716	490,059,099	75,320,704
Cost of revenues		208,017,208	239,852,504	259,049,753	39,815,218
Gross profit		209,122,761	232,533,212	231,009,346	35,505,486

Operating expenses:
Research and development		36,529,145	43,430,385	37,927,926	5,829,415
Sales and marketing		42,645,682	47,823,235	42,376,723	6,513,183
General and administrative		78,341,173	69,078,028	79,833,175	12,270,135
Provision for (reversal of) doubtful accounts		(127,852)	694,460	1,363,506	209,567
Total operating expenses		157,388,148	161,026,108	161,501,330	24,822,300

Income from operations		51,734,613	71,507,104	69,508,016	10,683,186

Other income (loss):
Share of losses of equity method investments		(8,829,140)	(16,121,334)	(1,878,172)	(288,670)
Impairment loss of long-term investments	(5)	—	(32,199,372)	(15,216,510)	(2,338,735)
Gain from disposal of long-term investments		—	1,600,000	3,244,457	498,664
Interest income, net of interest expenses		3,572,711	3,913,950	1,804,953	277,417
Foreign currency exchange gains (losses), net		(1,505,518)	(72,769)	(217,415)	(33,416)
Total other loss, net		(6,761,947)	(42,879,525)	(12,262,687)	(1,884,740)

Earnings before income taxes		44,972,666	28,627,579	57,245,329	8,798,446

Income tax expense	(13)	18,921,479	38,596,986	29,408,249	4,519,965
Net income (loss)		26,051,187	(9,969,407)	27,837,080	4,278,481
Net loss attributable to non-redeemable non-controlling interests		—	(253,405)	(352,101)	(54,116)
Net loss attributable to redeemable non-controlling interests		—	—	(1,444,363)	(221,995)
Net income (loss) attributable to ATA Inc.		26,051,187	(9,716,002)	29,633,544	4,554,592

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		2,002,553	658,228	(2,335,054)	(358,891)
Unrealized loss on available-for-sale investment, net of nil income tax		—	(553,870)	—	—
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax		—	—	553,870	85,128
Total other comprehensive income (loss)		2,002,553	104,358	(1,781,184)	(273,763)

Comprehensive income (loss)		28,053,740	(9,865,049)	26,055,896	4,004,718
Comprehensive loss attributable to non-redeemable non-controlling interests		—	(253,405)	(352,101)	(54,116)
Comprehensive loss attributable to redeemable non-controlling interests		—	—	(1,444,363)	(221,995)
Comprehensive income (loss) attributable to ATA Inc.		28,053,740	(9,611,644)	27,852,360	4,280,829

Basic earnings (loss) per common share
attributable to ATA Inc.	(22)	0.57	(0.21)	0.48	0.07
Diluted earnings (loss) per common share
attributable to ATA Inc.	(22)	0.57	(0.21)	0.48	0.07

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares							Non-
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (Accumulated deficit)	Total shareholders’ equity attributable to ATA Inc.	redeemable non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2015	45,460,582	3,513,718	(8,201,045)	387,502,800	(27,176,682)	21,683,617	377,322,408	—	377,322,408
Net income	—	—	—	—	—	26,051,187	26,051,187	—	26,051,187
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	2,002,553	—	2,002,553	—	2,002,553
Share-based compensation (Note 15)	—	—	—	9,164,822	—	—	9,164,822	—	9,164,822
Issuance of common shares with net-settlement of employee individual income tax	273,766	16,986	—	(791,340)	—	—	(774,354)	—	(774,354)
Repurchase of common shares (Note 16)	—	—	(19,536,028)	—	—	—	(19,536,028)	—	(19,536,028)
Balance as of March 31, 2016	45,734,348	3,530,704	(27,737,073)	395,876,282	(25,174,129)	47,734,804	394,230,588	—	394,230,588
Net loss	—	—	—	—	—	(9,716,002)	(9,716,002)	(253,405)	(9,969,407)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	658,228	—	658,228	—	658,228
Unrealized loss on available-for-sale investment, net of nil income tax (Note 5)	—	—	—	—	(553,870)	—	(553,870)	—	(553,870)
Share-based compensation (Note 15)	—	—	—	6,958,403	—	—	6,958,403	—	6,958,403
Issuance of common shares with net-settlement of employee individual income tax	48,376	3,208	—	(203,255)	—	—	(200,047)	—	(200,047)
Acquisition of non-controlling interests (Note 23)	—	—	—	—	—	—	—	1,333,333	1,333,333
Balance as of March 31, 2017	45,782,724	3,533,912	(27,737,073)	402,631,430	(25,069,771)	38,018,802	391,377,300	1,079,928	392,457,228
Net income (loss)	—	—	—	—	—	29,633,544	29,633,544	(352,101)	29,281,443
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(2,335,054)	—	(2,335,054)	—	(2,335,054)
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax (Note 5)	—	—	—	—	553,870	—	553,870	—	553,870
Share-based compensation (Note 15)	—	—	—	15,135,646	—	—	15,135,646	—	15,135,646
Issuance of common shares with net-settlement of employee individual income tax	14,162	959	—	(189,617)	—	—	(188,658)	—	(188,658)
Special cash dividend (Note 17)	—	—	—	(27,679,769)	—	(38,018,802)	(65,698,571)	—	(65,698,571)
Acquisition of non-redeemable non-controlling interests	—	—	—	—	—	—	—	350,000	350,000
Disposal of non-redeemable non-controlling interests	—	—	—	—	—	—	—	(734,531)	(734,531)
Redeemable non-controlling interests redemption value accretion (Note 14)	—	—	—	—	—	(3,748,639)	(3,748,639)	—	(3,748,639)
Balance as of December 31, 2017	45,796,886	3,534,871	(27,737,073)	389,897,690	(26,850,955)	25,884,905	364,729,438	343,296	365,072,734

Balance as of December 31, 2017-USD		543,300	(4,263,110)	59,926,178	(4,126,917)	3,978,437	56,057,888	52,764	56,110,652

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	26,051,187	(9,969,407)	27,837,080	4,278,481
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Interest on restricted cash for financial standby letter of credit	—	(495,247)	—	—
Gain from disposal of long-term investments (Note 5)	—	(1,600,000)	(3,244,457)	(498,664)
Provision for (reversal of) doubtful accounts	(127,852)	694,460	1,363,506	209,567
Depreciation and amortization	8,611,508	10,293,833	9,179,835	1,410,915
Gain from disposal of property and equipment	(54,955)	(14,186)	(507)	(78)
Share-based compensation	9,164,822	6,958,403	15,135,646	2,326,306
Deferred income tax expense (Note 13)	7,053,724	22,919,916	1,454,773	223,595
Share of losses of equity method investments	8,829,140	16,121,334	1,878,172	288,670
Impairment loss of long-term investments	—	32,199,372	15,216,510	2,338,735
Interest on convertible promissory note (Note 5)	—	(568,320)	—	—
Foreign currency exchange loss (gain)	2,023,109	253,986	(653,103)	(100,380)
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(2,274,136)	(6,133,681)	(45,307,278)	(6,963,601)
Prepaid expenses and other current assets	(1,129,761)	1,508,565	(3,315,799)	(509,629)
Other assets	29,514	(245,162)	309,497	47,568
Income tax payable	7,244,175	(3,044,352)	14,953,642	2,298,333
Accrued expenses and other payables	4,099,848	(797,392)	60,115,517	9,239,586
Deferred revenues	(5,015,552)	(6,537,396)	682,605	104,914
Net cash provided by operating activities	64,504,771	61,544,726	95,605,639	14,694,318

Cash flows from investing activities :
Cash paid for property and equipment	(3,086,987)	(3,210,222)	(4,957,034)	(761,882)
Cash paid for education assessment test caseware	—	(6,721,698)	(2,584,558)	(397,239)
Advance payment for intangible assets	—	—	(8,599,056)	(1,321,651)
Cash receipt from property and equipment disposal	67,830	14,536	1,060	163
Proceeds from disposal of affiliates (Note 5)	—	5,500,000	4,603,550	707,553
Proceeds from disposal of a subsidiary, less cash of the subsidiary	—	—	1,996,848	306,910
Cash received from shareholder (Note 19)	—	—	10,000,000	1,536,972
Cash paid to shareholder (Note 19)	(10,000,000)	—	—	—
Payment for acquisition of a subsidiary, less cash acquired			(645,492)	(99,210)
Proceeds from acquisition of a subsidiary, less cash paid	—	411,583	—	—
Cash paid for long-term investments (Note 5)	(23,782,307)	(89,945,800)	(5,500,000)	(845,335)
Payment for ACT license	—	—	(14,919,647)	(2,293,108)
Net cash used in investing activities	(36,801,464)	(93,951,601)	(20,604,329)	(3,166,827)

Cash flows from financing activities :
Cash paid for employee individual income tax for net-settlement of vested shares	(774,354)	(200,047)	(188,658)	(28,996)
Cash paid for repurchase of common shares	(19,536,028)	—	—	—
Cash received from short-term loan	—	3,449,650	—	—
Repayment of short-term loan	—	—	(3,449,650)	(530,201)
Principal payments on capital lease obligations	—	—	(811,830)	(124,778)
Cash received from third party investors (Note 9)	—	34,000,000	—	—
Payment of restricted cash for financial standby letter of credit	—	(30,000,000)	—	—
Release of restricted cash for financial standby letter of credit	—	—	30,000,000	4,610,916
Special cash dividend (Note 17)	—	—	(65,698,571)	(10,097,685)
Net cash (used in)/received from financing activities	(20,310,382)	7,249,603	(40,148,709)	(6,170,744)

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows (Continued)

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(20,559)	(62,052)	(1,210,072)	(185,985)
Net increase (decrease) in cash	7,372,366	(25,219,324)	33,642,529	5,170,762
Cash and cash equivalents at beginning of period	240,295,371	247,667,737	222,448,413	34,189,695
Cash and cash equivalents at end of period	247,667,737	222,448,413	256,090,942	39,360,457

Supplemental disclosures of cash flow information :
Cash paid for income tax	14,308,992	19,756,064	13,189,525	2,027,193
Cash refunded for income tax	(9,685,409)	(1,034,642)	(189,691)	(29,155)
Cash paid for interest expenses	—	57,572	57,367	8,817

Non-cash investing and financing activities:
Acquisition of property and equipment by capital lease	—	—	1,323,527	203,422

See accompanying notes to consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements

(1)              DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company” or “ATA”), through its subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), Xing Wei Institute (Hong Kong) Limited (“Xing Wei”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”, formerly known as ATA Learning Data & Technology (Beijing) Limited (“ATA Data”)), ATA Learning (Beijing) Inc. (“ATA Learning”), Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) and Beijing Qihuang Huizhi Technology Co., Limited (“Qihuang Huizhi”) (collectively, referred to as the “Group”), primarily provides computer-based testing services, online education services and other related services in the People’s Republic of China (the “PRC”).

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

Revenue concentration

For the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, RMB 301.5 million, RMB 329.6 million and RMB 321.4 million, representing 72.3%, 69.8% and 65.6% of the Group’s net revenues, respectively, were generated from service fees from Chinese government controlled entities including governmental agencies, educational institutions and industry associations controlled by the PRC government. The demand for the Group’s products and services by these agencies, institutions and associations is affected by government budgetary cycles, funding availability and government policies. Funding reductions, reallocations or delays could adversely impact demand for the Group’s products and services or reduce the fees these customers are willing to pay for the Group’s products and services.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Net revenues from customers that individually exceeded 10% of the Group’s net revenues are as follows:

	Twelve months ended March 31,				Nine months ended December 31,
	2016		2017		2017
	RMB	%	RMB	%	RMB	%

The Chinese Institute of Certified Public Accountants	76,485,306	18.3%	90,455,936	19.1%	114,232,930	23.3%
Asset Management Association of China	23,183,787	5.6%	87,661,832	18.6%	71,109,547	14.5%
China Bankers Institute	238,807	0.1%	478,136	0.1%	52,634,283	10.7%
China Banking Association	61,190,087	14.7%	55,521,062	11.8%	7,017	0%
Securities Association of China	67,045,689	16.1%	—	—	—	—

Accounts receivable, net from customers, that individually exceeded 10% of the Group’s accounts receivable, net are as follows:

	March 31, 2017		December 31, 2017
	RMB	%	RMB	%
Asset Management Association of China	10,836,559	19.3%	15,714,552	15.7%
The Chinese Institute of Certified Public Accountants	450,712	0.8%	15,537,954	15.5%

Concentration of cash, cash equivalents and restricted cash balances held at financial institutions

Cash, cash equivalents and restricted cash balances include deposits in:

	March 31, 2017	December 31, 2017
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	251,487,461	237,269,099
— Denominated in U.S. Dollar (“USD”)	723	731

Total cash, cash equivalents and restricted cash balances held at mainland PRC financial institutions	251,488,184	237,269,830

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	1	503
— Denominated in Hong Kong Dollar	263,216	9,725,249
— Denominated in USD	697,012	8,922,062
— Denominated in Great Britain Pound	—	173,298

Total cash balances held at HKSAR financial institutions	960,229	18,821,112

Total cash, cash equivalents and restricted cash balances held at financial institutions	252,448,413	256,090,942

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(2)                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its variable interest entity, or VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Non-redeemable non-controlling interests are separately presented as a component of equity in the consolidated financial statements.

(b)                 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On June 1, 2017, the Company declared a change in the fiscal year end from March 31 to December 31. As a result, the Company is presenting a nine-month period ended December 31, 2017 on this Form 20-F to account for the transition period from April 1, 2017 to December 31, 2017. Due to this change, many comparisons of the Company’s results between the nine-month period ended December 31, 2017 and the prior full years are impacted by the three-month difference.

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the fair values of share-based payments and available-for-sale investment, the collectability of accounts receivable, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, goodwill and long-term investments, and the expected licensing period for perpetual licenses with respect to revenue recognition. Actual results could differ from those estimates.

(d)                 Foreign currency translation and risks

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company, ATA BVI and Xing Wei’s functional currency is the USD. The functional currency of the Company’s PRC subsidiaries is the RMB.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of comprehensive income (loss) in the line item “Foreign currency exchange gains (losses), net.”

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

For the convenience of the readers, the 2017 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.00 = RMB6.5063, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2017.

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

ii)                     Online education services

The Group provides an online platform for students to conduct continuing education. The platform entitles students to access online education services during a specified service period (the “subscription period”). Service fees are initially recorded as deferred revenue and are recognized as revenue on a straight-line basis over the subscription period.

iii)                  Other revenue

a)             Licensing fees from authorized test centers

The Group receives a fixed fee for a perpetual license that provide authorized test centers the right to use the Group’s brand name and e-testing platform.

The Group is obligated to provide training and support to authorized test centers’ staff. Fixed fees for perpetual licenses are recognized on a straight-line basis over the expected licensing period of 10 years, which is the period the Group is expected to have continuing involvement with the authorized test centers. Management estimates the expected licensing period based on its historical retention experience, factoring in the expected level of future competition, the risk of technological obsolescence, technological innovation, and the expected changes in the education training environment.

b)             Test development services

Test development service fees are recognized upon the acceptance of the developed tests by the customer. The period to develop the tests is short, generally within two to six months from commencement of development.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

c)              Test administration products

Test administration products sales are recognized upon delivery and when collectability is reasonably assured.

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

(h)                 Cost of revenues

Cost of revenues consists primarily of cost of test monitoring, royalty fees for IT vendors and test sponsor licensing arrangements, payroll compensation, and other related costs, which are directly attributable to the rendering of services and delivery of products.

The test monitoring costs are recognized upon completion of examinations based on actual number of test takers. Royalty fees are recognized as cost of revenues based on actual usage or straight-line amortization according to contract provisions.

The test monitoring costs and royalty fees for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 are as follows:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB

Test monitoring costs	142,116,286	163,061,810	191,809,319
Royalty fees	4,823,101	7,423,118	7,406,065

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

(j)                    Lease

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

Capital lease

On initial recognition, assets held under capital leases are recorded as property and equipment. At inception of the lease, capital leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under capital leases are apportioned between finance expense and reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

(m)           Cash, cash equivalents, restricted cash and short-term loan

Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturity less than three months. Restricted cash as of March 31, 2017 represents cash restricted as collateral for the facility as described below that ATA BVI has borrowed to support its business operations.

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

The maturity date of each drawdown shall be twelve months after the first drawdown date but in any event no later than 5 business days prior to the expiration date of the corresponding SBLC unless otherwise extended by the bank in writing. In July 2016, ATA BVI borrowed RMB 3,449,650. In June 2017, the Group has fully repaid the drawdown and the interest thereon, and the SBLC was released in full. As of December 31, 2017, the restricted cash balance was RMB nil.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

Cost method investments

For equity investments in an investee that are not considered debt securities or equity securities that do not have readily determinable fair values and over which the Group neither has significant influence nor control, the Group carries the investment at cost and recognizes income as any dividends declared from distribution of investee’s earnings. The Group reviews the cost method investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

The fair value of a cost method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. No events or circumstances indicating a potential impairment were identified for the year ended March 31, 2017 and the nine months ended December 31, 2017. The Company determines that it is not practicable to estimate fair value of cost method investments as of March 31, 2017 and December 31, 2017, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Company.

Available-for-sale investment

The Group’s investment in convertible notes are classified as available-for-sale investments which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. An impairment loss on the available-for-sale investment is recognized in profit and loss when the decline in value is determined to be other than temporary.

ATA INC.
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

(r)      Impairment of long-lived assets, excluding goodwill

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment loss of intangible assets was recognized for the years ended March 31, 2016, 2017 and for the nine months ended December 31, 2017.

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

Annual impairment review over goodwill was performed at March 31 before the change of fiscal year end and was performed at December 31 after the change of fiscal year end, and when a triggering event occurs between annual impairment tests. No impairment loss of goodwill was recorded for any of the periods presented.

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

Employee benefit expenses recognized under these plans for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 are allocated to the following expense items:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Cost of revenues	6,334,414	6,841,587	5,312,695
Research and development	5,810,237	6,435,010	5,952,564
Sales and marketing	4,169,401	4,463,283	4,228,981
General and administrative	2,583,837	3,110,561	2,709,508
Total expense due to employee benefit plans	18,897,889	20,850,441	18,203,748

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

(w)  Business Combination

Business combinations are recorded using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets acquired and liabilities assumed, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(x)   Recently issued accounting standards

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In December 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which deferred the effective date of ASU No. 2014-09. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard is effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted for annual reporting periods beginning after December 15, 2016. The new revenue standard may be applied retrospectively to each prior period presented (“full retrospective method”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”).

The Group plans to apply the modified retrospective method starting from January 1, 2018. The Group conducted a review and evaluation over all the contracts that are not completed on January 1, 2018 and concluded that there is no material impact on the retained earnings as of January 1, 2018 and consolidated financial statements in fiscal year 2018 as a result of the new adoption of the guidance.

In February 2016, the FASB issued ASC Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and be reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. The standard is applied retrospectively, with elective reliefs. The new standard is effective for annual and interim reporting periods beginning after December 15, 2018 for a public business entity. Early adoption is permitted. The Group is currently evaluating the impact ASU No. 2016-02 will have on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group evaluated the impact of ASU No. 2016-15 and does not expect the adoption of ASU No. 2016-15 will have material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group evaluated the impact of ASU No. 2016-18 and determined to fully adopt the new standards starting from January 1, 2018 and will apply a retrospective transition method to each period presented.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. This guidance is effective for financial statements issued for fiscal year beginning after December 15, 2017 on a prospective basis, and early adoption is permitted. The Group does not expect the adoption of ASU No. 2017-01 will have material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. As a result of ASU No. 2017-04, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. ASU No. 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019, and early adoption is permitted for interim or annual goodwill impairment tests performed after January 1, 2017. The Group is currently evaluating the impact ASU No. 2017-04 will have on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock compensation (Topic 718): Scope of modification accounting (“ASU 2017-09”). The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. For all entities that offer share-based payment awards, ASU No. 2017-09 are effective for interim and annual reporting periods beginning after December 15, 2017. The Group evaluated the impact of ASU No. 2017-09 and does not expect the adoption of ASU No. 2017-09 will have material impact on its consolidated financial statements.

(3)  ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	March 31, 2017	December 31, 2017
	RMB	RMB
Accounts receivable	61,560,981	103,059,565
Less: allowance for doubtful accounts	(5,399,726)	(2,954,538)
Accounts receivable, net	56,161,255	100,105,027

Management performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The activity in the allowance for doubtful accounts for accounts receivable for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 is as follows:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	5,003,118	4,875,266	5,399,726
Additions charged to (reversal of) provision for doubtful accounts	(127,852)	524,460	1,363,506
Write-off of accounts receivable	—	—	(3,808,694)
Ending allowance for doubtful accounts	4,875,266	5,399,726	2,954,538

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(4)   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	March 31, 2017	December 31, 2017
	RMB	RMB
Advances to employees	373,071	228,813
Other current assets	6,962,753	10,391,621
Total prepaid expenses and other current assets	7,335,824	10,620,434

Other current assets primarily consist of advances to suppliers for deposits, bidding deposits and rental prepayments.

(5)  LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	March 31, 2017	December 31, 2017
	RMB	RMB
Equity method investments	8,893,440	—
Cost method investments	69,621,700	75,121,700
Available-for-sale investment	10,376,547	—
Total long-term investments	88,891,687	75,121,700

Equity method investments

	March 31, 2017	December 31, 2017
	RMB	RMB
Beijing Zhishang Education Technology Ltd.	2,740,234	—
Brilent Inc.	6,153,206	—
Total equity method investments	8,893,440	—

In August 2014, ATA Online made a 45% equity interest investment to establish Beijing Zhishang Education Technology Ltd. (“Zhishang”), an online professional training provider based in PRC, by paying cash of RMB 13,500,000. The other shareholder of Zhishang is New Oriental Education & Technology Group. ATA online accounted for the investment under equity method. ATA online recognized its share of losses from this equity investment of RMB 4,694,972, RMB 4,961,519 and RMB 482,938 for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, respectively.

In June 2017, ATA online sold 15% of the equity interest in Zhishang for RMB 1,253,550 in cash to a partnership whose executive partner is the CEO and a director of ATA Online, and recognized gain from disposal of long-term investments of RMB 457,236. In December 2017, the Company sold the rest of the 30% of the equity interest in Zhishang for RMB 3,350,000 in cash, and recognized gain from disposal of long-term investments of RMB 1,889,018.

In September 2015, ATA BVI entered into an agreement to purchase 2,156,721 Series AA Preferred Shares issued by Brilent Inc. (“Brilent”) at a price of $0.6955 per Series AA Preferred Shares with a total consideration of USD 1.5 million. Brilent is a service provider with an easy to use SaaS (Software as a Service) based in the United States. ATA BVI held 15.47% equity interest of Brilent and one board seat out of six. The investment is accounted for under the equity method as ATA BVI is able to exercise significant influence through its board seat. The Company recognized its share of loss from this equity investment of RMB 550,907, RMB 2,837,834 and RMB 1,395,234 for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Management evaluated whether there was other than temporary impairment based on the facts, including recent financing activities, projected and historical financial performance. Brilent encountered severe shortage of working capital resulted from continuous negative operating cash flows and turnover of key personnel in the fourth quarter of 2017. Management considered there was other than temporary impairment for the investments in Brilent and recognized the impairment loss of RMB 4,757,972 to reduce the investment to zero.

Cost method investments

	March 31, 2017	December 31, 2017
	RMB	RMB
Beijing Empower Education Online Co., Ltd.	32,500,000	38,000,000
Medicine (Beijing) Education Technology Ltd.	5,100,000	5,100,000
ApplySquare Education & Technology Co., Ltd.	19,721,700	19,721,700
Beijing GlobalWisdom Information Technology Co., Ltd.	12,300,000	12,300,000
Total cost method investments	69,621,700	75,121,700

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

In April 2017, ATA entered into a capital increase agreement to make an additional investment of RMB 5,500,000 in EEO. The consideration has been paid to EEO in June 2017. After this additional investment, ATA invested a total of RMB 38,000,000 in EEO, and continues to account for the investment under cost method in accordance with ASC325: Investments—Others, since the investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value.

On July 26, 2017, GlobalWisdom entered into a new financing agreement with new investors. After GlobalWisdom’s new financing, ATA’s equity shares decreased to 6.8345% and ATA still has the right to appoint one director. Because these investment terms contain substantive liquidation preference over common stock that are not available to common shareholders, these investments are not substantially similar to common stock.

The Group determined that it was not practicable to estimate fair value of cost method investments as of March 31, 2017 and December 31, 2017, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Group. The Group recognized the cost of these investments at cash consideration and accounts for the investment by the cost method in accordance with ASC 325: Investments-Other.

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

For the year ended March 31, 2017, RMB 568,320 was recognized as interest income in consolidated statements of comprehensive income (loss).The investment is classified as available-for-sale investment and is measured at fair value as of the balance sheet date. Unrealized holding loss of RMB 553,870 was reported in other comprehensive income (loss) for the year ended March 31, 2017. The Company determined the fair value of the Notes as of March 31, 2017 to be USD 1,504,000 (RMB 10,376,547). As a result of recent development of Brilent Inc., management considered that there was other than temporary impairment of this investment and recorded an impairment loss of the Notes of USD 1,504,000 (RMB 10,458,538) as of December 31, 2017. The unrealized loss of the Notes of RMB 553,870 has been reclassified to profit and loss correspondingly.

(6)      FAIR VALUE MEASUREMENT

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value on a recurring basis at March 31, 2017 and December 31, 2017:

		Fair value disclosure or measurement at March 31, 2017 using
	March 31, 2017	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investment:
Convertible promissory note	10,376,547	—	—	10,376,547

Fair value disclosure or measurement at December 31, 2017 using
	December 31, 2017	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investment:
Convertible promissory note	—	—	—	—

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

The following table presents a roll-forward of the fair value of Level 3 (significant unobservable inputs) asset for the year ended March 31, 2017 and nine months ended December 31, 2017, respectively, which only consists of available-for-sale investment:

Convertible promissory note
RMB
Beginning balance as of April 1, 2016	1,938,360
Purchase	7,957,440
Total gain or losses:
Included in net loss	568,320
Included in other comprehensive income	(553,870)
Foreign currency translation adjustment	466,297
Ending balance as of March 31, 2017	10,376,547
Total gain or losses:
Included in net income	(10,458,538)
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax	553,870
Foreign currency translation adjustment	(471,879)
Ending balance as of December 31, 2017	—

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of March 31, 2017 and December 31, 2017, respectively.

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

(7)         PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	March 31, 2017	December 31, 2017
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	28,964,985	31,165,518
Furniture, fixtures and office equipment	2,471,985	5,352,941
Software	15,994,016	16,368,208
Motor vehicles	2,767,358	2,382,702
Leasehold improvements	16,412,286	17,894,753
	119,659,843	126,213,335
Less: accumulated depreciation and amortization	(67,790,929)	(73,752,450)
Property and equipment, net	51,868,914	52,460,885

Total depreciation expense recognized for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 is allocated to the following expense items:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB

Cost of revenues	2,923,170	3,283,130	2,468,175
Research and development	879,228	1,064,370	1,257,337
Sales and marketing	514,458	601,509	455,373
General and administrative	4,101,778	3,743,084	1,906,538
Total depreciation expense	8,418,634	8,692,093	6,087,423

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(8)      GOODWILL AND INTANGIBLE ASSETS, NET

(a)         Goodwill

In December 2017, ATA Online acquired 65% equity interest in Qihuang Huizhi, with a total consideration of RMB 650,000. This acquisition was accounted for under the acquisition method and resulted in Qihuang Huizhi becoming a consolidated subsidiary of the Group. The excess of cost of acquisition and fair value of the non-controlling interests over the fair value of the identifiable net assets of Qihuang Huizhi, is recorded as goodwill of RMB 997,123. Refer to Note (23) for further details.

In December 2017, the Company sold the entire 60% equity interest in Beijing Puhua Huitong Education Technology Co., Limited (“Puhua Technology”) for RMB 2,000,000 in cash, and recognized gain from disposal of the subsidiary of RMB 898,203.

The change in the carrying amount of goodwill is as follows:

RMB

Balance as of April 1, 2016	31,011,902
Acquisition of Puhua Technology (Note 23)	1,512,081
Balance as of March 31, 2017	32,523,983
Disposal of Puhua Technology	(1,512,081)
Acquisition of Qihuang Huizhi (Note 23)	997,123
Balance as of December 31, 2017	32,009,025

(b)         Intangible assets

The following table summarizes the Company’s intangible assets, as of March 31, 2017 and December 31, 2017.

	March 31, 2017
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(875,832)	—	424,168	12
Training platform	422,700	(288,845)	—	133,855	5
Royalty arrangement (i)	8,000,000	(1,200,000)	—	6,800,000	5
Education assessment test caseware (ii)	4,177,358	(208,868)	—	3,968,490	5
Total intangible assets	13,900,058	(2,573,545)	—	11,326,513

	December 31, 2017
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Customer relationships	1,300,000	(957,082)	—	342,918	12
Training platform	422,700	(352,250)	—	70,450	5
Royalty arrangement (i)	8,000,000	(2,400,000)	—	5,600,000	5
Education assessment test caseware (ii)	6,707,547	(961,982)	—	5,745,565	5
ACT license (iii)	14,919,647	(994,643)	—	13,925,004	5
Total intangible assets	31,349,894	(5,665,957)	—	25,683,937

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Amortization expenses for intangible assets recognized as cost of revenues were RMB 192,874, RMB 1,601,740 and RMB 3,092,412 for the years ended March 31, 2016, 2017 and December 31, 2017, respectively.

(i) Royalty arrangement represents the exclusive right the Group authorized to launch the online education services for professionals who have obtained their qualification certificates with China Banking Association for five years.

(ii) Education assessment test caseware is the test content purchased for the Company’s strategic K-12 academic assessment business, which includes three subjects of Literature, Mathematics and English over six grades of junior and senior high school.

(iii) ACT license represents the exclusive right the Group was authorized by ACT to provide a variety of ACT test preparation measures to students in China for five years.

As of December 31, 2017, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2018	6,104,222
2019	6,033,772
2020	6,033,772
2021	5,143,358
2022	2,368,813

(9)   ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	March 31, 2017	December 31, 2017
	RMB	RMB
Value-added tax and other taxes payable	2,407,530	5,633,799
Accrued payroll and welfare	17,042,283	25,997,904
Accrued test monitoring fees	17,141,791	44,189,462
Royalty fees payable	734,571	1,707,151
Income taxes payable	—	14,953,642
Other current liabilities	52,032,672	38,479,021
Total accrued expenses and other payables	89,358,847	130,960,979

Other current liabilities as of March 31, 2017 and December 31, 2017 mainly include accrued traveling expenses, meeting expense and other operating expenses. The balance as of March 31, 2017 also includes an investment prepayment of RMB 34,000,000 received from two third party investors of Muhua Shangce (formerly known as “ATA Data”), for the acquisition of 20% equity shares of Muhua Shangce pursuant to the investment agreement signed on February 23, 2017. As of March 31, 2017, the closing conditions have not been met in accordance with relevant legal rules in PRC. Therefore, the amount was recognized as a liability as of March 31, 2017. The investment was closed with relevant regulatory registration process completed in June 2017.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(10) DEFERRED REVENUES

Deferred revenues consist of the following:

	March 31, 2017	December 31, 2017
	RMB	RMB
Testing service	8,047,140	6,364,793
Online education services	297,602	2,475,604
Other revenue — licensing fees from authorized test centers	2,333,983	2,383,722
Other revenue — others	1,274,794	1,412,005
Total deferred revenues	11,953,519	12,636,124

Representing:
Current deferred revenues	10,221,897	10,804,951
Non-current deferred revenues	1,731,622	1,831,173

(11)          CHANGE IN FISCAL YEAR END

During the nine-month period ended December 31, 2017, the Group changed its fiscal year end to December 31, effective December 31, 2017.

The consolidated financial statements for the nine-month period ended December 31, 2017 is not comparable to that as of and for the years ended March 31, 2016 and 2017. For comparison purposes, the Group included the selected data from unaudited consolidated income statement for the nine-month period ended December 31, 2016 as below:

	Nine months ended December 31,
	2016	2017
	RMB	RMB
Net revenues	435,436,426	490,059,099
Cost of revenues	218,885,233	259,049,753
Gross profit	216,551,193	231,009,346
Operating expenses	120,842,587	161,501,330
Income from operations	95,708,606	69,508,016
Other loss, net	(29,768,869)	(12,262,687)
Earnings before income taxes	65,939,737	57,245,329
Income tax expense	21,995,839	29,408,249
Net income	43,943,898	27,837,080

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(12)          NET REVENUES

The components of net revenues for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 are as follows:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Testing services	384,799,721	430,056,696	453,225,035
Online education services	4,896,879	7,462,036	6,552,599
Other revenue	27,443,369	34,866,984	30,281,465
Net revenues	417,139,969	472,385,716	490,059,099

Other revenue primarily includes licensing fees from authorized test centers, test development services, test certificate services, test administration products sales and operating leases income.

(13)          INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable years ended March 31, 2016, 2017 and nine months ended December 31, 2017. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

The Company’s consolidated PRC entities file separate income tax returns.

Under the Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25% effective from January 1, 2008. Entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%. If an HNTE enterprise no longer satisfies the related accreditation criteria, its certificate will be cancelled and it will cease to be entitled to the related tax incentives.

The Company’s PRC entities are subject to income tax at 25%, unless otherwise specified.

In December 2008, ATA Testing received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Testing to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. In October, 2017, ATA Testing received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In December 2009, ATA Learning, ATA Online and Muhua Shangce received approvals from the tax authorities that they qualified as HNTEs. The certificates entitled them to the preferential income tax rate of 15% effectively retroactively from January 1, 2009 to December 31, 2011. In May and July 2012, ATA Learning, ATA Online and Muhua Shangce received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, ATA Learning, ATA Online and Muhua Shangce received approvals from the tax authorities on its renewals as HNTEs which entitled them to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. The applicable income tax rate for ATA Learning, ATA Online and Muhua Shangce from January 1, 2018 onward will be 25% unless they re-qualify as HNTE. ATA Online and Muhua Shangce are currently in the process of renewing their HNTE certificates for another three years. Upon successful renewal, these entities would be entitled to a preferential tax rate of 15% retroactively from January 1, 2018.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2017, the Company has accrued withholding tax of RMB22,797,747 on undistributed earnings of RMB 227,977,473 generated by its PRC consolidated entities since January 1, 2008.

The earnings (losses) before income taxes were generated in the following jurisdictions:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(23,126,473)	(7,439,119)	(42,757,651)
PRC	68,147,366	36,100,641	100,040,452
Hong Kong	(48,227)	(33,943)	(37,472)
Earnings before income taxes	44,972,666	28,627,579	57,245,329

Income tax expense recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
PRC
Current income tax expense	11,867,755	15,677,070	27,953,476
Deferred income tax expense	7,053,724	22,919,916	1,454,773
Total income tax expense	18,921,479	38,596,986	29,408,249

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The actual income tax expense reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 to earnings before income taxes due to the following:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Computed “expected” income tax expense	11,243,167	7,156,895	14,311,332
Increase in valuation allowance	16,146,033	21,150,760	12,376,506
Preferential income tax rate	(7,911,837)	(12,853,725)	(13,093,467)
Entities not subject to income tax	3,502,469	1,868,266	6,914,869
Non-deductible expenses
Entertainment	792,099	662,669	715,053
Share-based compensation	2,291,206	1,739,601	3,783,912
Bad debt loss	(31,963)	173,615	340,877
Tax rate differential	(3,974,403)	—	—
Additional deduction of research and development costs	(4,900,698)	(4,856,620)	(4,568,576)
Withholding tax related to undistributed earnings	—	22,620,872	9,476,875
Other	1,765,406	934,653	(849,132)
Actual income tax expense	18,921,479	38,596,986	29,408,249

The applicable PRC statutory tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	March 31, 2017	December 31, 2017
	RMB	RMB
Deferred income tax assets:
Tax loss carryforwards	28,887,161	38,262,815
Share of losses of equity method investments	3,193,339	3,193,339
Impairment loss of long-term investments	8,049,843	8,049,843
Accrued expenses and other payables	4,292,260	5,375,538
Property and equipment, net	276,921	552,743
Funding support	—	335,815
Total gross deferred income tax assets	44,699,524	55,770,093
Less: valuation allowance	(41,179,348)	(53,555,854)
Total deferred income tax assets, net	3,520,176	2,214,239
Deferred income tax liabilities:
Customer relationships	97,952	85,764
Training platform	33,464	17,613
Withholding tax related to distributable earnings	22,620,872	22,797,747
Total gross deferred income tax liabilities	22,752,288	22,901,124

Net deferred income tax assets	3,388,760	2,110,862
Net deferred income tax liabilities	22,620,872	22,797,747

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The movements of the valuation allowance are as follows:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Balance at the beginning of the period	3,882,555	20,028,588	41,179,348
Additions	16,146,033	21,150,760	12,376,506
Balance at the end of the period	20,028,588	41,179,348	53,555,854

As of December 31, 2017, the valuation allowance of RMB 53,555,854 was related to the deferred income tax assets of PRC entities which were in loss position. As of December 31, 2017, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance. The amount of the deferred income tax assets, however, considered realizable as of December 31, 2017 could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2017, the Group had tax loss carry forwards for PRC income tax purpose of RMB 153,051,262 of which RMB 4,996,057, RMB 5,438,101, RMB 41,458,163, RMB 42,390,834 and RMB 58,768,107 will expire if unused by December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

For the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2013.

(14)          MEZZANINE EQUITY-REDEEMABLE NON-CONTROLLING INTERESTS

December 31, 2017
RMB

Balance at the beginning of the period	—
Capital contribution	34,000,000
Comprehensive loss	(1,444,363)
Accretion of redeemable non-controlling interests	3,748,639
Balance at the end of the period	36,304,276

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In February 2017, two third-party investors (“the investors”) acquired 20% of the equity interest of Muhua Shangce at a consideration of RMB 34,000,000. The investors have the right to ask Muhua Shangce to purchase back part or all of the equity interest if Muhua Shangce does not achieve a qualified IPO, as defined by the investment agreement, within 6 years at the redemption price of RMB 34,000,000 plus 8% of interest for the period from February 2017 to the date of redemption. The redeemable non-controlling interest was recorded outside of permanent equity on the consolidated balance sheet and initially recorded at the carrying value of RMB 34,000,000. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value.

(15)          SHARE-BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016. As of December 31, 2017, 6,063,070 shares were reserved for issuance under the 2008 Plan.

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

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

In January 2017, 2,700,000 non-vested shares were granted to employees and officers with a graded vesting as to 25% at the end of each year from the grant date over 4 years and 900,000 share options were granted to Company’s employees and officers, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vesting evenly over the following 36 months. The exercise price of these options is USD 1.705 per common share.

In August 2017, 50,000 share options were granted to an employee, 25% of the options vest on the first anniversary of the grant date with the remaining 75% vesting evenly over the following 36 months. The exercise price of these options is USD 2.35 per common share.

A summary of the share options activities for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 is presented below:

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	years	USD
Outstanding as of March 31, 2015	3,885,667	2.66
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(1,981,600)	2.72
Outstanding as of March 31, 2016	1,904,067	2.61
Granted	900,000	1.71
Exercised	—	—
Forfeited	(100,000)	1.71
Expired	(253,000)	3.60
Outstanding as of March 31, 2017	2,451,067	2.21
Granted	50,000	2.35
Exercised	—	—
Forfeited	(50,000)	1.71
Expired	(74,000)	3.60
Outstanding as of December 31, 2017	2,377,067	2.18
Vested and expected to vest as of December 31, 2017	2,377,067	2.18	7.46	556,612
Exercisable as of December 31, 2017	842,337	2.54	6.23	51,431

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2017, was determined based on the closing price of the Company’s common shares on December 31, 2017.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Information relating to options outstanding and exercisable as of December 31, 2017 is as follows:

Options outstanding as of December 31, 2017			Options exercisable as of December 31, 2017
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
100,000	4.75	0.07	100,000	4.75	0.07
7,607	2.69	1.16	7,607	2.69	1.16
1,469,460	2.24	7.12	734,730	2.24	7.12
750,000	1.71	9.05	—	—	—
50,000	2.35	9.61	—	—	—
2,377,067	2.18	7.46	842,337	2.54	6.23

The Company calculated the fair value of the share options on the grant or the modification date, for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017

Expected dividend yield	0%	0%	8.7%
Expected volatility	50%	63%	60%
Expected term	0.25	6.08	6.08
Risk-free interest rate (per annum)	0.72%	1.98%	1.96%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant or modification.

Compensation expense for share options of RMB 8,040,512 , RMB 4,079,082 and RMB 3,760,421 was recognized for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017.

As of December 31, 2017, RMB 3,527,802 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.53 years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Non-vested shares

A summary of the non-vested shares activities for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at March 31, 2015	445,000	3.819
Granted	—	—
Vested	(325,000)	4.437
Forfeited	—	—
Outstanding at March 31, 2016	120,000	2.145
Granted	2,700,000	1.650
Vested	(60,000)	2.145
Forfeited	(60,000)	1.650
Outstanding at March 31, 2017	2,700,000	1.661
Granted	—	—
Vested	(60,000)	2.145
Forfeited	(15,000)	1.650
Outstanding at December 31, 2017	2,625,000	1.650

The total fair value of shares vested during the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 was USD 831,375, USD 157,176 and USD 148,500 respectively.

Upon the vesting of the non-vested shares, the Company withholds the shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, the Company withheld 51,234, 11,624 and 11,252 vested shares upon the vesting of the non-vested shares to satisfactory the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 is allocated to the following expense items:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Cost of revenues	90,002	455,115	1,791,786
Research and development	75,834	495,440	2,130,513
Sales and marketing	150,420	525,542	2,051,481
General and administrative	808,054	1,403,224	5,401,445
Total share-based compensation expense	1,124,310	2,879,321	11,375,225

As of December 31, 2017, RMB 14,789,370 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 3.05 years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(16)       COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD 5.0 million worth of its issued and outstanding American Depository Shares (“ADS”) in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. The Company’s board of directors approved a share repurchase program on August 5, 2014 to repurchase up to USD 5.0 million worth of its issued and outstanding ADSs in open-market through January 31, 2015. The Company’s board of directors approved a share repurchase program on September 24, 2015 to repurchase up to USD 3.0 million worth of its issued and outstanding ADSs in open-market through March 31, 2016. For the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, the Company repurchased 1,134,264, nil and nil common shares at a repurchase price of RMB 19,536,028, RMB nil, and RMB nil respectively.

(17)       CASH DIVIDENDS

On June 1, 2017, the Company’s board of directors declared a special cash dividend of USD 0.205 per common share, or USD 0.41 per ADS. The total amount of dividend was RMB 65,698,571 and was paid in cash in June and July 2017.

(18)       STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of March 31, 2017 and December 31, 2017, the PRC consolidated entities had appropriated RMB 55,164,065 and RMB 62,309,344, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(19)       RELATED PARTY TRANSACTIONS

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

(b) Sublease of Jianwai SOHO office to Master Mind

ATA Testing subleased Jianwai SOHO office to an equity investee, Master Mind, with a contract term from May 17, 2015 to May 16, 2020. Since June 2017, Master Mind has encountered severe cash flow and going concern issues and stopped making rent payment to the Company. The Company recognized a total sublease income of RMB 650,478 and RMB 207,346 for the year ended March 31, 2017 and nine months ended December 31, 2017, respectively. In February 2018, the sublease agreement was terminated.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(c) Disposal of Equity Interest in ZhiShang to Tianjin Zhishang

On June 27, 2017, ATA Online entered into an agreement to sell a 15% equity interest in Zhishang to Tianjin Zhishang Education Technology Limited Partnership (“Tianjin Zhishang”) for a total cash consideration of RMB 1,253,550. The Executive Partner of Tianjin Zhishang is the CEO and a director of ATA Online.

(20)       COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of 12 to 58 months.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2017 are:

Minimum
Lease Payments Amount
RMB
Year ended December 31:
2018	16,285,285
2019	15,749,308
2020	4,548,053
2021	—
2022	—
36,582,646

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 were RMB 12,803,338, RMB 13,206,748 and RMB 10,601,078 respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(b) Other commitments

On August 11, 2011, the Group entered into an agreement with a vender granting the Group a license to distribute the vendor’s test related products in Mainland China for 10 years. Each party may terminate this agreement at any time for any reason by giving the other party not less than twelve months written notice subject only that the earliest termination date may not be before the fifth anniversary of this agreement unless either party is in breach of this agreement.

On April 27, 2017, the Group entered into a five-year agreement with Tsinghua University, under which ATA will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million, out of which RMB 40.0 million will be paid in the following four years.

On August 25, 2017, the Group entered into an agreement to purchase computers and accessories with payments to be made in four years since 2018.

The future minimum payments under the non-cancelable agreements as of December 31, 2017 are:

Required Payments Amount
RMB
Year ended December 31:
2018	16,987,600
2019	15,043,600
2020	11,263,600
2021	11,263,600
2022	—
54,558,400

License fee for the non-cancelable purchase agreement for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017 were RMB 2,642,777, RMB 3,485,967 and RMB 3,336,996 respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(21)         OPERATING LEASES

Minimum rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Lease

	March 31, 2017	December 31, 2017
	RMB	RMB
Building	53,049,213	53,049,213
Less: Accumulated depreciation	(13,812,837)	(15,149,677)
	39,236,376	37,899,536

Rentals under Operating Lease

Future minimum rental income under non-cancelable operating lease as of December 31, 2017 are:

Minimum
Rentals Amount
RMB
Year ended December 31:
2018	5,923,779
2019	6,186,422
2020	2,066,707
2021	—
2022	—
14,176,908

(22)         EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
	RMB	RMB	RMB
Numerator:
Net earnings (loss)	26,051,187	(9,716,002)	29,633,544
Dividends paid to participating securities	—	—	(3,749,630)
Redeemable non-controlling interest redemption value accretion	—	—	(3,748,639)
Net profit attributable to participating securities	(130,924)	—	—
Net earnings (loss) available to common shareholders	25,920,263	(9,716,002)	22,135,275
Denominator:
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	45,635,186	45,772,916	45,793,127
Denominator for diluted earnings (loss) per share	45,635,186	45,772,916	45,793,127
Basic earnings (loss) per common share	0.57	(0.21)	0.48
Diluted earnings (loss) per common share	0.57	(0.21)	0.48

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended March 31, 2016, 2017 and nine months ended December 31, 2017, because their effect is anti-dilutive:

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017
Shares issuable under share options	1,904,067	2,451,067	2,377,067

(23)     ACQUISITION

On September 12, 2016, the Group acquired 60% equity interest in Puhua Technology by injection of RMB 2.0 million in cash. Puhua Technology is primarily engaged in technology development and online education consulting business. As of March 31, 2017, RMB 2.0 million has been fully paid to Puhua Technology. This transaction was accounted for using business acquisition method and Puhua Technology became a consolidated subsidiary of the Group.

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

The goodwill represents the workforce of the acquired business, synergies expected to arise after the Group’s acquisition of Puhua Technology and expansion in product offering of our testing services. All related goodwill was assigned to the enterprise level.

In December 2017, the Group sold the entire 60% equity interest in Puhua Technology for RMB 2,000,000 in cash, and recognized gain from disposal of the subsidiary of RMB 898,203.

In December 2017, ATA Online acquired 65% equity interest in Qihuang Huizhi, with a total consideration of RMB 650,000. Qihuang Huizhi is primarily engaged in providing online training services to the Internet Access Service Association of China and the cash consideration was fully paid on December 13, 2017. This acquisition was accounted for under the acquisition method and resulted in Qihuang Huizhi becoming a consolidated subsidiary of the Group. The excess of cost of acquisition and fair value of the non-controlling interests over the fair value of the identifiable net assets of Qihuang Huizhi, is recorded as goodwill of RMB 997,123. The goodwill represents the resources of the acquired business, synergies expected to arise after the Group’s acquisition of Qihuang Huizhi and expansion in product offering of our online education services. All associated goodwill was assigned to the ATA Online level.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(24)     SUBSEQUENT EVENTS

(a)      Sale of Wholly-owned Subsidiary ATA Online

On February 6, 2018, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with a group of investors including two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing; New Beauty Holdings Limited, a company controlled by ATA’s Chairman and Chief Executive Officer Mr. Kevin Xiaofeng Ma; and four holding companies controlled by certain management members of ATA’s wholly-owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) (collectively, the “Buyer Group”), with respect to the sale of ATA Online.

Pursuant to the terms of the Share Purchase Agreement, the Buyer Group has agreed to acquire all of the outstanding equity interests of ATA Online, which is currently held directly or indirectly by ATA for a total consideration of USD 200.0 million in cash (the “Transaction”). The USD 200.0 million in cash consideration payable by the Buyer Group for ATA Online represents an 87.4% premium over ATA’s market capitalization (calculated based on the closing trading price of ATA’s ADSs on February 5, 2018).

Mr. Ma has paid a cash deposit in the amount of USD 20.0 million to ATA as collateral and security for the payment obligations of the Buyer Group under the Share Purchase Agreement.

The closing of the Transaction is expected to take place in three stages subject to the satisfaction of various conditions in the Share Purchase Agreement. As of the report date, the first closing has already consummated and consideration of USD 35.0 million for the first closing was received by the Company. The Company expects the Transaction to be completed in the third quarter of 2018.

(b)      Establishment of a Variable Interest Entity (“VIE”) ATA Intelligent Learning (Beijing) Technology Limited

In March 2018, ATA Testing entered into a series of contractual arrangements with ATA Intelligent Learning (Beijing) Technology Limited (“ATA Intelligent Learning”), which was set up in March 2018, and its nominee shareholders, i.e. Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong. The contractual arrangements include loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement, and powers of attorney (collectively, the “ATA Intelligent Learning Agreements”). Pursuant to the ATA Intelligent Learning Agreements, ATA is able to exercise effective control over, bears the risks of, enjoys substantial economic benefits of ATA Intelligent Learning, and has an exclusive option to purchase all or part of the equity interests in ATA Intelligent Learning when and to the extent permitted by PRC law at the minimum price possible. ATA became the primary beneficiary of ATA Intelligent Learning, and it is treated as a variable interest entity of ATA. As such, the financial results of ATA Intelligent Learning will be included in the consolidated financial statements since March 2018.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(25)     ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	March 31,2017	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Cash and cash equivalents	505,082	1,807,629	277,827
Prepaid expenses and other current assets	210,100	2,955	455
Investments in subsidiaries	392,224,481	374,906,204	57,622,028
Total assets	392,939,663	376,716,788	57,900,310

Accrued expenses and other current liabilities	1,562,363	11,987,350	1,842,422
Total liabilities	1,562,363	11,987,350	1,842,422

Common shares	3,533,912	3,534,871	543,300
Treasury shares	(27,737,073)	(27,737,073)	(4,263,110)
Additional paid in capital	402,631,430	389,897,690	59,926,178
Accumulated other comprehensive loss	(25,069,771)	(26,850,955)	(4,126,917)
Retained earnings	38,018,802	25,884,905	3,978,437
Total shareholders’ equity	391,377,300	364,729,438	56,057,888
Total liabilities and shareholders’ equity	392,939,663	376,716,788	57,900,310

Condensed Statements of Comprehensive Income (Loss)

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD

Operating expenses	(4,292,082)	(3,818,608)	(14,273,099)	(2,193,734)
Investment income (loss)	30,476,370	(6,587,058)	40,802,611	6,271,246
Interest expense	—	(75,918)	(52,074)	(8,004)
Interest income	79,847	568,503	15,394	2,366
Foreign currency exchange gains (losses), net	(212,948)	197,079	(607,927)	(93,437)
Earnings before income taxes	26,051,187	(9,716,002)	25,884,905	3,978,437
Income tax expense	—	—	—	—
Net income (loss)	26,051,187	(9,716,002)	25,884,905	3,978,437
Other comprehensive income (loss)	2,002,553	104,358	(1,781,184)	(273,763)
Comprehensive income (loss)	28,053,740	(9,611,644)	24,103,721	3,704,674

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Twelve months ended March 31,		Nine months ended December 31,
	2016	2017	2017	2017
	RMB	RMB	RMB	USD
Net cash used in operating activities	(3,150,707)	(2,858,989)	(5,003,772)	(769,067)
Cash flows from investing activities :
Collection from subsidiaries	17,406,546	400,783	(9,274,288)	(1,425,432)
Dividend received from PRC subsidiaries	—	—	82,452,704	12,672,749
Net cash provided by investing activities	17,406,546	400,783	73,178,416	11,247,317

Cash flows from financing activities :
Cash paid for repurchase of common shares	(19,536,028)	—	—	—
Special cash dividend	—	—	(65,698,571)	(10,097,685)
Net cash used in financing activities	(19,536,028)	—	(65,698,571)	(10,097,685)

Effect of foreign exchange rate changes on cash	7,443	31,935	(1,173,526)	(180,368)
Net increase (decrease) in cash	(5,272,746)	(2,426,271)	1,302,547	200,197
Cash at beginning of period	8,204,099	2,931,353	505,082	77,630
Cash at end of period	2,931,353	505,082	1,807,629	277,827