Form 20-F
period 2018-12-31
ATA Inc.
filed 2019-04-18
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Telephone: 8610-6518-1133

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

47,592,384 common shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•             we changed our fiscal year end from March 31 to December 31 in June 2017 and filed a transition report on Form 20-F covering the nine-month period from April 1, 2017 through December 31, 2017 (the “Transition Period”). Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended March 31, 2017. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended March 31, and from and after the Transition Period, ended December 31;

•             “we,” “us,” “our company,” “our,” the “Company” and “ATA” refer to ATA Inc., its subsidiaries and its consolidated variable interest entity as the context requires. On August 16, 2018, we completed the sale of ATA Online (Beijing) Education Technology Co., Ltd., or ATA Online, and its subsidiaries as well as its direct shareholding companies of ATA Learning (Beijing) Inc., or ATA Learning and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, which were former subsidiaries of ATA incorporated under the laws of the PRC (collectively referred to as “ATA Online Business”). After the completion of such sale of the ATA Online Business, ATA’s subsidiaries no longer include ATA Online and its subsidiaries, ATA Learning and Zhongxiao Zhixing;

•             “China,” “Chinese” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

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

This annual report on Form 20-F includes (i) our audited consolidated statements of comprehensive income (loss) for the fiscal year ended March 31, 2017, the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018, (ii) our unaudited financial data of comprehensive income (loss) for the nine months ended December 31, 2016 and the twelve months ended December 31, 2017, and (iii) our audited consolidated balance sheets as of December 31, 2017 and 2018. Each of our ADSs represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “ATAI”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•             our goals and strategies;

•             our future prospects and market acceptance of our technologies, products and services;

•             our future business development and results of operations;

•             our plans for mergers and acquisitions;

•             impact of the sale of ATA Online Business;

•             projected revenues, profits, earnings and other estimated financial information;

•             our plans to expand and enhance our products and services;

•             competition in the markets of our products and services;

•             our future development plans of our project-based learning (“PBL”) education services and other services;

•             Chinese laws, regulations and policies, including those applicable to the education industry, internet content providers, internet content and foreign exchange; and

•             the possibility of our ADSs being delisted from the Nasdaq Global Market.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

We changed our fiscal year end from March 31 to December 31 in June 2017. The following selected consolidated statements of comprehensive income (loss) data (other than ADS data) for the fiscal year ended March 31, 2017, the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018, and the selected consolidated balance sheets data as of December 31, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. The unaudited financial data for the nine months ended December 31, 2016 and the twelve months ended December 31, 2017 are presented solely for the purpose of providing meaningful comparisons with the nine-month period ended December 31, 2017 and the fiscal year ended December 31, 2018, respectively. Our selected consolidated balance sheet data as of March 31, 2017 are based on the financial data derived from our consolidated financial statements not included in this annual report and adjusted to the presentation format with discontinued operations for comparative purpose to reflect the transaction stated below.

On August 16, 2018, we completed the sale of ATA Online Business which historically operated our computer-based testing services, online education services and other related services. Consequently, our computer-based testing services, online education services and other related services were accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. As required by U.S. GAAP, we have reclassified the comparative operating results of the discontinued operations for the fiscal year ended March 31, 2017, the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal year ended December 31, 2018 as presented below. We have not included the selected financial data for the fiscal years ended March 31, 2015 and 2016, as providing such information reflecting our discontinued operations, which is consistent with the consolidated financial information presented for the periods ended March 31, 2017, December 31, 2017 and 2018, would take a significant amount of time and cause us to incur unreasonable effort or expense.

The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the Fiscal Year Ended March 31,	For the Nine Months Ended December 31,		For the Twelve Months Ended December 31,	For the Fiscal Year Ended December 31,
	2017	2016	2017	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(Unaudited)			(Unaudited)
	(In thousands, except for share and ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues	8,831	6,628	5,186	7,389	1,339	195
Gross profit (loss)	4,424	3,392	1,400	2,432	(2,912)	(424)
Total operating expenses	61,228	47,212	60,088	74,104	68,672	9,988
Other operating income, net	—	—	—	—	3,793	552
Loss from continuing operations	(56,804)	(43,820)	(58,688)	(71,672)	(67,791)	(9,860)
Share of losses of equity method investments	(2,838)	(2,274)	(1,395)	(1,959)	—	—
Impairment loss of long-term investments	—	—	(15,217)	(15,217)	(6,381)	(928)
Change in fair value of long-term investment	—	—	—	—	2,750	400
Income tax expense (benefit)	1,518	—	(2,109)	(591)	—	—
Loss from continuing operations, net of income taxes	(59,741)	(45,036)	(72,804)	(87,509)	(68,053)	(9,898)
Discontinued operations:
Income (loss) from operations of discontinued operations, net of income taxes	49,772	88,980	100,641	61,433	(18,951)	(2,756)
Gain from disposal of discontinued operations, net of income taxes	—	—	—	—	937,606	136,369
Income from discontinued operations, net of income taxes	49,772	88,980	100,641	61,433	918,655	133,613
Net income (loss)	(9,969)	43,944	27,837	(26,076)	850,602	123,715
Net loss attributable to redeemable non-controlling interests from continuing operations	—	—	(1,445)	(1,445)	(3,181)	(463)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	—	—	—	(1,132)	(164)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(253)	(34)	(352)	(571)	(11)	(2)
Net income (loss) attributable to ATA Inc.	(9,716)	43,978	29,634	(24,060)	854,926	124,344
Net loss from continuing operations attributable to ATA Inc.	(59,741)	(45,036)	(71,359)	(86,064)	(63,740)	(9,271)
Net income from discontinued operations attributable to ATA Inc.	50,025	89,014	100,993	62,004	918,666	133,615
Basic and diluted earnings (loss) per common share attributable to ATA Inc.	(0.21)	0.96	0.48	(0.69)	18.25	2.65
Basic and diluted earnings (loss) per ADS(1) attributable to ATA Inc.	(0.42)	1.92	0.96	(1.38)	36.50	5.30
Basic and diluted loss from continuing operations per common share attributable to ATA Inc.	(1.31)	(0.98)	(1.72)	(2.04)	(1.81)	(0.26)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Inc.	1.10	1.94	2.20	1.35	20.06	2.91
Basic and diluted loss from continuing operations per ADS(1) attributable to ATA Inc.	(2.62)	(1.96)	(3.44)	(4.08)	(3.62)	(0.52)
Basic and diluted earnings (loss) from discontinued operations per ADS(1) attributable to ATA Inc.	2.20	3.88	4.40	2.70	40.12	5.82
Dividends declared per common share	—	—	1.334	1.334	20.384	3.000
Weighted average common shares outstanding
Basic	45,772,916	45,769,707	45,793,127	45,790,562	45,796,886
Diluted	45,772,916	45,769,707	45,793,127	45,790,562	45,796,886

(1)                                 Each ADS represents two common shares.

	As of March 31,	As of December 31,
	2017	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	37,196	53,478	190,586	27,720
Current assets of discontinued operations	245,103	310,014	—	—
Total current assets	295,945	366,816	213,395	31,037
Long-term investments	81,051	70,022	66,391	9,656
Intangible assets, net	3,968	5,746	17,123	2,490
Other assets	34,443	4,004	800	116
Non-current assets of discontinued operations	59,771	79,551	—	—
Total assets	519,840	568,442	335,139	48,744
Accrued expenses and other payables	50,681	28,019	18,112	2,634
Current liabilities of discontinued operations	47,482	111,721	—	—
Total current liabilities	103,030	141,766	19,746	2,872
Non-current liabilities of discontinued operations	1,732	25,299	—	—
Total liabilities	127,383	167,065	19,746	2,872
Mezzanine equity-redeemable non-controlling interests	—	36,304	39,209	5,703
Common shares	3,534	3,535	3,535	514
Retained earnings (accumulated deficits)	38,019	25,885	(71,889)	(10,456)
Total shareholders’ equity attributable to ATA Inc.	391,377	364,730	275,817	40,116
Total shareholders’ equity	392,457	365,073	276,184	40,169

Exchange Rate Information

We conduct our business primarily in China and a majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.8755 to US$1.00, which was the noon buying rate in effect as of December 31, 2018. The noon buying rate on April 12, 2019 was RMB 6.7039 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The Chinese government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

B.                      Capitalization and Indebtedness

Not applicable.

C.                      Reasons for the Offer and Use of Proceeds

Not applicable.

D.                      Risk Factors

Risks Relating to Our Business

We may fail to satisfy the continued listing requirements for Nasdaq Global Market. If we are unable to satisfy such continued listing requirements, our ADSs may be delisted from that market.

Our reporting obligations as a SEC registrant have not been affected as a result of completing the sale of ATA Online Business. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial condition and other matters, even though compliance with such reporting requirements is economically burdensome. In addition, in order to continue to be listed on the Nasdaq Global Market, we must meet the continued listing requirements as set forth in Rule 5450(a) and at least one of the equity, market value and total assets/total revenue standards in Rule 5450(b) of the Nasdaq Listing Rules. Additionally, our ADSs may be subject to delisting by the Nasdaq under Rule 5810 of the Nasdaq Listing Rules, which provides that the Nasdaq Listing Qualifications Department may, based on its discretionary authority, determine to limit or prohibit continued listing of a company as a result of the company’s failure to comply with the continued listing requirements. We have limited revenue generating businesses after our sale of ATA Online Business and are still exploring potential merger and acquisition targets in the international education sector. We cannot assure you, however, that our businesses are adequate for us to meet the foregoing continued listing requirements. Any delisting of our ADSs from the Nasdaq Global Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ADSs, reduce our flexibility to raise additional capital, reduce the trading price of our ADSs, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ADSs could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ADSs, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, the delisting could adversely affect the price of our ADSs and our business, financial condition and results of operations.

Historically, we were dependent on revenues from ATA Online Business; after the completion of the sale of ATA Online Business, we may not be able to generate sufficient or any revenues from our current business operations.

ATA Online Business historically represented the principal source of revenues for the Company. On August 16, 2018, we completed the sale of ATA Online Business which was consequently reclassified as discontinued operations. As of the date of this annual report, our business operations include PBL education services and other related services. Given that our PBL education services have only a short operating history, we have not generated significant revenues from these businesses as of the date of this annual report. The revenue generated from our remaining businesses have been and are expected to continue to be immaterial. We expect to use the sale proceeds from the sale of ATA Online Business and additional equity and/or borrowed capital to continue to sustain our operations and acquire complementary businesses. However, we cannot estimate at this time if or when we will be able to generate sufficient or any revenue from our current business operations to be able to sustain our operations.

We have a limited operating history in providing our PBL education services. As a result, it is difficult for us to predict our results of operations and you should not rely on our historical results of operations as an indication of our future financial performance.

After the completion of the sale of ATA Online Business, we shifted our focus from computer-based testing services to PBL education services. Although we have been leveraging ATA’s expertise in learning technologies and industry relationships, as well as the synergies between our operational capabilities, resources and competencies to pursue the development and expansion of our new businesses, given our limited operating history of our PBL education services, we may not be able to respond quickly to such major business changes, compete successfully in the new markets, build our brand in the new areas and generate net income from our new services. As a result, it is difficult for us to predict our results of operations with respect to our new business operations in the future. As our PBL education services are still in a developing phase and did not generate any revenue in fiscal year 2018, there are no comparable historical results of operations on which you can base your evaluation of the future financial performance of our new business operations.

Failure to develop or market our new businesses could impact our competitive position and have an adverse effect on our financial results.

Our operating results in the future will depend on our ability to develop our PBL education services and other services and bring those services to the market. This ability could be adversely affected by difficulties or delays in product development and marketing such as greater costs than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of new products and services. There can be no assurance that any of the services we are currently developing or marketing, or could begin to develop or market in the future, will achieve substantial commercial success. If we fail to develop or market our PBL education services and other services in the way or on the timeline as we expect, or at all, our growth and operations will be impacted.

The market for our PBL education services in China is still emerging and evolving rapidly. If market acceptance of our PBL education services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

Currently, we are focused on providing PBL education services to college students and professionals. As the market for PBL education services in China is still emerging and evolving, our success will depend to a large extent on our ability to convince our clients that our services are valuable as an educational experience complementary to classroom-based learning for college students and professionals. A decline in the demand for PBL education services by Chinese college students and professionals could negatively affect the demand for our services. Even if the demand for our PBL education services continues to grow, this demand may not grow as quickly as we anticipate. If market acceptance of our PBL education services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

Our PBL education services in cooperation with a limited number of business partners are expected to account for a high percentage of our revenues with respect to PBL education services. If such business partners terminate their cooperation with us or cooperate with our competitors, our revenues could be significantly reduced and our results of operations could be adversely affected.

We plan to cooperate with high-tech enterprises and other institutions for the development of our PBL education services, where they authorize us to develop our vocational courses related to their technologies and businesses and provide us certain course materials for the development of relevant teaching plans and materials. Our PBL education services in cooperation with a limited number of high-tech enterprises and other institutions are expected to account for a high percentage of our revenues. Due to our dependence on a limited number of business partners, any one of the following events, among others, could cause material fluctuations or declines in our revenues and have a material adverse effect on our financial conditions or results of operations:

•             cancellation or termination of cooperation from one or more of our major business partners;

•             a decision by one or more of our major business partners to cooperate with our competitors; and

•             a decision by one or more of our major business partners to significantly increase the price for their authorizations to us.

Any of these events could occur due to causes outside of our control, such as macro-economic conditions, changes in a business partner’s management or the personnel with whom we interact, the actions of our competitors, and policies and changes in a business partner’s budgeting or financial prospects.

We provided loans of US$2.0 million to Beijing Biztour in connection with the aborted acquisition of Beijing Biztour. If Beijing Biztour and its affiliates fail to repay such loans, our results of operations may be adversely affected.

On March 26, 2018, we entered into a framework agreement for the acquisition of 100% of the shares of Beijing Biztour International Travel Service Co., Ltd. and its affiliates, or Beijing Biztour, a provider of international educational study tour and travel services for students in China. Under the framework agreement, we provided US$2.0 million in loans, valid for one year at an annual interest rate of 8%, to Beijing Biztour in support of growing its operations. If ATA does not move forward with the acquisition, the principal of US$2.0 million plus interest accrued thereon upon maturity shall be returned to ATA. On March 6, 2019, we terminated the acquisition of Beijing Biztour because Beijing Biztour and its shareholders did not satisfy certain closing conditions for such acquisition. Beijing Biztour agreed to repay the loans and interest accrued thereon to us and the de facto controller of Beijng Biztour provided a full joint liability guarantee and mortgage of real estate properties owned by him for the repayment. Such loans have matured as of the date of this annual report and Beijing Biztour is working on extending such loans for a certain period of time at an annual interest rate of 8% with us. If such loans are extended, we cannot assure you that Beijing Biztour is able to repay such loans and interest when they become due after extension. If such loans are not extended, Beijing Biztour may not be able to repay such loans and interest. The personal guarantee and property mortgage made by the de facto controller of Beijing Biztour may not be sufficient for a full repayment of such loans and interest either. If Beijing Biztour fails to repay the loans and interest in full or at all to us, we may incur substantial costs and spend additional time and efforts to enforce such repayments, and may also have to rely on legal remedies under PRC law, which we cannot assure to guarantee a full repayment.

We are currently in the process of evaluating the acquisition of Beijing Huanqiuyimeng Education Consultation Corp, or ACG, of which the completion remains uncertain. If the acquisition of ACG is completed, our business may be different following such acquisition. If the acquisition of ACG is not completed, we may lose an aggregate deposit of RMB 20.0 million in connection with such acquisition and our financial results may be adversely impacted.

From February to April 2019, we have entered into non-binding framework agreements and certain related conditional share purchase agreement and deposit agreement with ACG and certain of its shareholders for a proposed acquisition of ACG, a leading provider of educational services for students in China who are interested in applying for overseas art study.

Under the terms of the above agreements, ACG and its major shareholders, including its founder, will negotiate exclusively with us until June 30, 2019 for an acquisition of 100% of the share capital of ACG. In connection with such acquisition, we will be paying an aggregate deposit of RMB 20.0 million to certain of ACG’s major shareholders. If the acquisition is not completed by June 30, 2019 due to reasons contributable to us, then such major shareholders shall be entitled to retain the related deposit as damages. If the acquisition is not completed by June 30, 2019 due to reasons contributable to ACG and/or such major shareholders, then the deposit shall be returned to us and we are entitled to damages in equivalent amount. There is no assurance that all conditions precedent to the completion of such acquisition will be satisfied or waived. If the acquisition is not completed due to reasons contributable to us, we may lose the aggregate deposit of RMB 20.0 million, and as a result, our financial results may be adversely impacted. If this acquisition is completed, we will begin to provide overseas art education services as one of our main businesses. As a result, our businesses may be different following the acquisition of ACG. As such, our results of operation for any particular historical period may not be indicative of our future operating results. In addition, there is no assurance that the acquisition of ACG will produce the intended benefits or synergies, and our revenues and results of operations may be negatively affected if we fail to operate overseas art education business successfully as intended, if at all.

We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.

As part of our business strategy, we previously made strategic investments in complementary businesses. In November 2013, we completed the acquisition of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China. In December 2014, we made a strategic investment in Master Mind Education Company, or Master Mind, which focuses on providing K-12 education services in China. In January 2015, we made a strategic investment in Beijing Satech Internet Educational Technology Ltd., or Satech, a company providing SAT exam-related training services, and subsequently increased our investment in Satech in April 2016. In September 2015, we made another strategic investment in Brilent Inc., or Brilent, a data science tech company developing software to help recruiters automatically identify the right candidates. In April 2016, we made a strategic investment in Beijing Empower Education Online, Co., Ltd., or EEO, an online education company that operates web-based virtual classroom platforms in China. In June 2016, we made a strategic investment in ApplySquare Education & Technology Co., Ltd., or ApplySquare, a company that provides college and graduate school application assistance services. In July 2016, we made a strategic investment in Beijing GlobalWisdom Information Technology Co., Ltd., or GlobalWisdom, a company that focuses on China’s online language education services. In February 2017, we entered into a partnership with Nantong MOOC-CN Investment Center (Limited Partnership), or MOOC-CN Investment, a company that focuses on the development of K-12 education assessment tools and content. In April 2017, we made an additional investment of RMB 5.5 million in EEO, while our equity interest in EEO remained unchanged. In December 2018, we made a strategic investment in Beijing Xiaozhi Education Technology Co., Ltd. or Xiaozhi, which focuses on delivering online and offline training services for teachers and instructors in various industries and areas. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies. For example, in the fiscal year ended December 31, 2018, we recorded an impairment loss of RMB 6.4 million ($0.9 million) related to the investments in GlobalWisdom as GlobalWisdom failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows.

Currently, we are still exploring potential merger and acquisition targets in the international education sector. In addition, we may also seek to broaden our service offerings in other business sectors, obtain additional clients and strengthen our service quality by acquiring other companies or businesses or making strategic investments. However, our ability to implement our acquisition or investment strategy will depend on a number of factors, including the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreements with acquisition or investment candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete acquisitions or investment or joint ventures as well as our ability to obtain any required government approvals or licenses. As such, the identification of suitable acquisition or investment targets or joint venture candidates and the consummation of proposed acquisition or investment or joint venture transactions could be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. In addition, we may not be successful in integrating acquisitions with our existing operations and personnel. Moreover, the acquisitions or investment we pursue may require us to expend significant management and other resources, which may result in interruption to our business operations.

There are other risks associated with acquisitions, including:

•             unforeseen or hidden liabilities, including exposure to legal proceedings, associated with the acquired companies;

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

•             possible contravention of Chinese regulations applicable to such acquisitions; and

•             possible disputes associated with terminated and failed acquisitions.

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

Failure to comply with the regulations relating to information security and privacy protection, such as breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breach of our computer systems or otherwise, could result in negative publicity and clients loss, expose us to protracted and costly litigation, and harm our business and results of operations.

Our business is facing significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we collect, process, transmit and store personal information of customers and students. We are required under PRC law to maintain the security and confidentiality of such information. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision specifically requires internet operators to take security measures to ensure confidentiality of information of users. We have adopted various security measures pertaining to the collection, processing, transmission or storage of user information. However, any breach or perceived breach in our security measures as a result of third-party action, employee error, and malfeasance or otherwise could result in liability claims and have a negative impact on our reputation.

The PRC regulatory and enforcement regime with regard to data security and data protection has also been evolving rapidly in recent years. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. Under the New National Security Law, we are obligated to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to the PRC government authorities and military institutions to ensure compliance with the New National Security Law. Complying with such regulations could cause us to incur substantial costs, require us to change our data practices in a manner adverse to our business, or even subject us to negative publicity which could harm our reputation with users and negatively affect our business operations and the trading price of our ADSs. In addition, in November 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber attacks on our cyber systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft, misuse, or unauthorized interference, damage, or unauthorized or inappropriate disclosure of personal data of our customers.  In case of any misuses of information collected from our clients or students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability claims or regulatory penalties. Any such negative publicity, liability claims or regulatory penalties could cause us to lose clients, expose us to costly litigation and have a material adverse impact on our business and results of operations.

If we fail to build and maintain a strong brand, our business may not grow and our financial results may be adversely impacted.

We believe that maintaining and enhancing the value of the “ATA” brand is important to attracting clients. Our success in maintaining brand awareness will depend on our ability to consistently provide high quality, value-adding and cost-efficient products and services. As we reorient our business to PBL education services, we are increasing our efforts to establish recognition of the “ATA” brand in the new markets. To establish such recognition of our “ATA” brand, we may need to spend significant resources on advertising. As we have limited experience with advertising and other activities required to establish a widely recognized brand, we cannot assure you that we will effectively allocate our resources for these activities or succeed in establishing and maintaining our brand recognition and appeal. If we fail to establish and maintain a strong brand, our business may not grow and our financial results may be adversely impacted.

We depend on our key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.

Our future success is dependent upon the continued services of our key executives, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on Kevin Xiaofeng Ma, our chairman and chief executive officer for his business vision, management skills, technical expertise, experience in education industries and working relationships with many of our clients, shareholders and other participants in education industries. If Mr. Ma is unable or unwilling to continue in his present positions, or if he joined a competitor or formed a competing company in violation of his employment agreement, we may not be able to replace him easily and our business may be severely disrupted.

We may face increasing competition from our competitors. If we fail to successfully compete, our revenues and market share may decrease, and our results of operations may be adversely affected.

As our PBL education services continue to develop, we will face increasing competition, including competition from both established brands and new entrants, who will try to gain market share from us. Competitors may introduce new products and services that have better performance, offer lower prices and gain broader acceptance than our products and services. Such new products may reduce the overall market for our products and services.

In the PBL education services market, we compete primarily on the basis of service quality, price, research and development competence, sales and brand. Our competitors include educational or training institutions engaging in vocational courses development services and also joint major vocational education services.  Although we believe that our PBL education services in emerging high-tech technology areas are still new in the market, and hence the competition we currently face is not significant and we can compete effectively with our competitors, in the future, as more companies enter these markets, we believe pricing may become increasingly competitive as well. Increased competition could cause us to lose clients or make it necessary for us to reduce our prices in order to retain our clients, which may negatively affect our revenues and results of operations.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

Due to intense market competition for highly skilled workers, we have faced difficulties locating experienced and skilled personnel in certain areas, such as sales, marketing, product development, technology development, finance and accounting. In particular, we have had difficulty finding personnel with experience in the PBL education services market. We cannot assure you that we will be able to attract or retain the key personnel that we will need to achieve our business objectives. Even if we can identify qualified candidates, they may be subject to non-competition agreements with their prior employers that prevent us from hiring them. In addition, we cannot assure you that we will be able to retain our current skilled personnel. According to our contracts with our employees, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us and, for a period of five years following termination, from soliciting our existing clients. However, we may have difficulty enforcing these non-competition and non-solicitation provisions in China because the Chinese legal system, especially with respect to the enforcement of such provisions, is still developing.

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

We cannot assure you that our business operations, in particular, our trademarks, software, know-how and other technologies do not or will not infringe upon trademarks, valid copyrights, patents or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. For example, we have been unable to register our “ATA” trademark with the China Trademark Office due to similarity with other trademarks. Although we have not received notice of trademark infringement claims since we began using the mark in 1999 and believe that the risk of litigation is remote, we may be subject to such claims in the future. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

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

Capital requirements are difficult to plan in the rapidly changing industries in which we operate. We believe that our current cash and expected future cash flows from operations will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•             investors’ perception of, and demand for, securities of international education companies;

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of December 31, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the fiscal ended December 31, 2018. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or common shares, certain adverse U.S. federal income tax consequences would apply to any U.S. investor. See Item 10.E. “Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As part of our business strategy, we previously made strategic investments in complementary businesses and are still exploring potential investment targets in order to expand our service offerings into new markets. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business — We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.” These investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended, or the Investment Company Act. We may be deemed to be an investment company within the meaning of the Investment Company Act based on the value of the investment securities we hold and on other factors relevant to the definition of an investment company under the Investment Company Act.

As an issuer not organized under the laws of the United States, we would not be eligible to register under the Investment Company Act without an order from the Securities and Exchange Commission permitting such registration.  Accordingly, if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. We may also be required to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Further, we may rely on one or more exemptions from the Investment Company Act’s definition of investment company. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq Global Market, which would have a material adverse effect on the liquidity and value of our ADSs and common shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

Risks Relating to Regulations of Our Business

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was revised in June 22, 2009. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official website procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

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

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2018, our Chinese subsidiaries allocated RMB 25.6 million ($3.7 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.

Effective from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, the PRC Enterprise Income Tax Law, or the EIT Law, imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws. However, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments may continue to enjoy them (i) in the case of certain preferential tax rates that are specified by tax legislations for a transition period of five years from January 1, 2008, or (ii) in the case of tax exemption or reduction for a specified term, until the expiration of such term.

Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%, subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by the State Administration of Taxation (“SAT”) to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, ATA Education Technology (Beijing) Limited, or ATA Education (formerly known as ATA Testing Authority (Beijing) Limited, or ATA Testing) obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificate in 2011, 2014, and 2017 for another three years, respectively. As a result, ATA Education was and will be entitled to a preferential income tax rate of 15% for calendar years 2008 through 2019. In December 2009, Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”, formerly known as ATA Learning Data & Technology (Beijing) Limited, or ATA Data and Beijing Jindixin Software Technology Limited, or Beijing JDX) obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2009 and renewed the certificate in 2012, 2015, and 2018 for another three years, respectively. As a result, Muhua Shangce was and will be entitled to a preferential income tax rate of 15% for calendar years 2009 through 2020. In the event ATA Education or Muhua Shangce is unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. We cannot assure you that ATA Education and Muhua Shangce will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

The discontinuation of any of our preferential tax treatments could materially increase our tax obligations and adversely affect our business, operating results and financial condition.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular issued by the SAT, on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of China as “resident enterprises,” or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise.” In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax rate at 25%, in comparison to no taxation in the Cayman Islands. Second, although under the EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or common shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise”.

China’s regulations of loans and direct investments by offshore holding companies to their Chinese subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest the funds in our Chinese subsidiaries and consolidated variable interest entity through loans or capital contributions. Under applicable Chinese laws, any loan made by us to ATA Education, a foreign-invested enterprise, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entity or other PRC domestic entities is allowed to borrow is two times of their respective net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets pursuant to the notice.

We may also decide to finance ATA Education by increasing its registered capital through capital contributions. Any capital contributions to ATA Education must be filed with the Ministry of Commerce or its local counterpart. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, a foreign-invested enterprise will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the foreign-invested enterprise still needs to provide supporting documents and go through the review process with the banks. A failure by us to obtain the necessary government approvals or complete any required registrations or other procedures for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

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

Our significant shareholder, Kevin Xiaofeng Ma, has previously completed his registration with SAFE and has submitted relevant materials to update his registration, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has contentious relations with some of its neighbors. A significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to our business interests.

The Chinese legal system has inherent uncertainties that could limit the legal protections available to you and us.

Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. Since 1979, the Chinese government has promulgated a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Our Chinese operating subsidiary, ATA Education, is a wholly foreign-owned enterprise, which is an enterprise incorporated in China and wholly-owned by foreign investors, and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the PBL education services sectors, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. It is difficult to predict how economic conditions, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods to each other in 2018, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may disrupt our business and operations.

Our business and operations could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health developments. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including confirmed human cases. Any prolonged adverse public health development may result in health or other government authorities requiring the closure of our offices or the offices of our clients, or the cancellation of study projects to avoid the spread of disease. Such occurrences would disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

•             require the Company to restructure its corporate and contractual structure;

•             take other regulatory or enforcement actions that could be harmful to the Company’s business.

We have relied and expect to continue to rely on contractual arrangements with ATA Intelligent Learning and its shareholders to explore opportunities and operate businesses in the international education business sector, which include but are not limited to, training courseware, trainings, study tours, online trainings and platforms. For a description of these contractual arrangements, see Item 4.A. “Information on the Company— History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning.” These contractual arrangements may not be as effective as direct ownership in providing us with control over ATA Intelligent Learning.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between ATA Education and ATA Intelligent Learning in China, and its shareholders were not entered into on an arm’s length basis and in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and to adjust ATA Intelligent Learning’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by ATA Intelligent Learning for PRC tax purposes, which could in turn increase the tax liabilities. In addition to transfer pricing adjustment, the PRC tax authorities may also enquire about the substance of the consulting fee to be paid to ATA Education pursuant to applicable PRC laws. If the consulting fees do not have business substance or are not authentic, they may not be deductible and may result in additional tax liability to ATA Intelligent Learning.

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

We may be affected by the Cayman Economic Substance Law 2018

We are a holding company incorporated in Cayman Islands. During 2017, the European Union Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Cayman Islands was not on the list of non-cooperative jurisdictions; however, Cayman Islands did feature in the report as having committed to address concerns relating to economic substance by December 31, 2018.

In accordance with such commitment, Cayman Islands enacted the the International Tax Co-operation (Economic Substance) Law, 2018 (the “ES Law”) in December 2018. Under the ES Law, if a Cayman Islands company is carrying on as a business one or more “relevant activity” (including: banking, distribution and service center, financing and leasing, fund management, headquarters, holding company, insurance, intellectual property or shipping) it will be required to maintain a substantial economic presence in Cayman Islands and to comply with the economic substance requirements set forth in the ES Law. Companies subject to the economic substance requirements will be required to file a declaration with the Cayman Islands Tax Information Authority stating whether or not they are carrying out relevant activities on an annual basis.

At present, the impact of the ES Law is unclear and it is impossible to predict the nature and effect of these requirements on us. We are currently evaluating the potential effect that the ES Law will have on us.

Risks Relating to Our ADSs

Our ADS price and the ADS or stock prices of other technology companies with business operations primarily in China, have fluctuated widely in recent years, which could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2018 and December 31, 2018, our ADS price as reported on Nasdaq ranged between a low of $0.8201 and a high of $6.87. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other technology companies with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2019 was approximately 81,289 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 12, 2019, there were 48,646,094 common shares outstanding. In addition, there were outstanding options to purchase an aggregate of 1,035,650 common shares, including options to purchase an aggregate of 16,666 common shares immediately exercisable as of April 12, 2019. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Subject to applicable restrictions and limitations under Rule 144 of the Securities Act of 1933, all of our shares outstanding as of the date of this annual report are eligible for sale in the public market. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act of 1933. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common shares could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Kevin Xiaofeng Ma, beneficially owns over 50.0% of our outstanding common shares as of April 12, 2019. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

In addition, as of the date of this annual report, Kevin Xiaofeng Ma owns substantial equity interest in ATA Online. In addition, Kevin Xiaofeng Ma also acts as the chairman of the board of directors of ATA Online. A potential conflict of interest may exist as the businesses of ATA Online may divert more time and attention of Kevin Xiaofeng Ma. In particular, if we are not able to effectively acquire new business or expand our operations subsequent to the sale of ATA Online, Kevin Xiaofeng Ma’s interest in ATA Online may overweigh his interest in us and, as a result, his interest may not be best aligned with the interest of our shareholders.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our third amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

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

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some jurisdictions, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

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

In connection with the listing of our testing service business on the New Third Board, we acquired the entire equity interest of ATA Online through ATA Learning and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, in May 2015, with ATA Learning owning 90% and Zhongxiao Zhixing owning 10% of ATA Online’s share equity.

In May 2016, ATA Testing acquired from ATA Inc. the entire equity interest of Beijing JDX, which changed its company name to ATA Learning Data & Technology (Beijing) Limited, or ATA Data, in August 2016. In June 2017, MOOC-CN Investment and an individual shareholder acquired a total of 20% equity interest in ATA Data. Such investment aimed to help us expand into the K-12 education assessment market, with particular focus on the development of K-12 education assessment tools and content. ATA Data changed its company name to Muhua Shangce Learning Data & Technology (Beijing) Limited, or Muhua Shangce, in connection with such investment. After the investment, ATA Testing, MOOC-CN Investment and the individual shareholder each holds 56%, 18% and 2% equity interests in Muhua Shangce respectively, with the remaining 24% equity interests being transferred to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) in December, 2018.

On August 16, 2018, we completed the sale of 100% equity interests of ATA Online held by us through ATA Learning and Zhongxiao Zhixing for a total consideration of US$200.0 million in cash to a group of buyers, among which, 17.5% of the equity interest of ATA Online was transferred to two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing, or the CDH Entities, for a consideration of US$35.0 million, 16.5% of the equity interest of ATA Online was transferred to three holding entities controlled by certain management members of ATA Online, or the Management Entities, for a consideration of US$33.0 million, 15% of the equity interest of ATA Online was transferred to Zhuhai Lihonghuaying Equity Investment Partnership (LP), a China-based entity principally engaged in private equity investments, or the LHHY Entity, for a consideration of US$30.0 million, and 51% of the equity interest of ATA Online was transferred to New Beauty Holdings, a company controlled by Kevin Xiaofeng Ma, for a consideration of US$102.0 million. See Form 6-Ks filed by us on February 6, 2018 and August 16, 2018 for details of the sale of ATA Online. As a result of the sale of ATA Online, we no longer hold, directly or indirectly, any interest in ATA Online and its subsidiaries, ATA Learning and Zhongxiao Zhixing.

On February 18, 2019, ATA Testing changed its company name to ATA Education Technology (Beijing) Limited, or ATA Education, in connection with our strategic change from computer-based testing business to focusing on providing PBL education services and other related services.

On August 16, 2018, we entered into an acquisition agreement for the acquisition of 100% of the shares of Beijing Biztour International Travel Service Co., Ltd. and its affiliates, or Beijing Biztour, a provider of international study tour and travel services for students in China who are interested in international study tours primarily in the U.S., United Kingdom and Australia. On March 6, 2019, we terminated the acquisition of Beijing Biztour because Beijing Biztour and the shareholders of Beijing Biztour did not satisfy certain closing conditions for such acquisition. Beijing Biztour had agreed that ATA shall not be restricted to conduct any international study tour business and that ATA may subsequently employ many of the employees of Beijing Biztour. See Form 6-Ks filed by us on August 16, 2018 and March 6, 2019 for details of the proposed acquisition and its termination.

From February to April 2019, we have entered into non-binding framework agreements and certain related conditional share purchase agreement and deposit agreement with ACG and certain of its shareholders for a proposed acquisition of 100% of the shares of ACG, a leading provider of educational services for students in China who are interested in applying for overseas art study. Under the terms of the above agreements, ACG and its major shareholders, including its founder, will negotiate exclusively with us until June 30, 2019 for an acquisition of 100% of the share capital of ACG.  There is no assurance that all conditions precedent to the completion of such acquisition will be satisfied or waived.

The following diagram illustrates our current corporate structure including our principal subsidiaries and consolidated variable interest entity. Except for ATA BVI and Xing Wei, which are incorporated in the British Virgin Islands and Hong Kong Special Administrative Region of the PRC, respectively, all of our subsidiaries and variable interest entity are incorporated in Mainland China.

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1133. Our website address is http://www.atai.net.cn. The information on our website does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us.

Our Consolidated Variable Interest Entity

To preserve flexibility for operating, investing in or holding business that is restricted for foreign investment, ATA Intelligent Learning was established in March 2018. We obtained control over ATA Intelligent Learning in March 2018 by entering into a series of contractual arrangements among ATA Education (formally known as ATA Testing), ATA Intelligent Learning and the shareholders of ATA Intelligent Learning, which we refer to as the ATA Intelligent Learning Agreements. As a result of these contractual arrangements, we became the primary beneficiary of ATA Intelligent Learning in March 2018. We treat ATA Intelligent Learning as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP. The establishment of ATA Intelligent Learning will have no impact on our consolidated financial statements for the nine-month period ended December 31, 2017 and for the fiscal year ended March 31, 2017.

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

Agreements that Provide Us with Effective Control over ATA Intelligent Learning

Equity Interest Pledge Agreements.  On March 15, 2018, ATA Education and ATA Intelligent Learning and each of the shareholders of ATA Intelligent Learning entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreements, each of the shareholders of ATA Intelligent Learning has pledged all of his equity interest in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of his obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to dispose the pledged equity interests. The shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designates. During the term of the equity interest pledge agreements, ATA Education has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreements shall commence on the date on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreements pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the “Call Option and Cooperation Agreement” and no longer holds any equity interest in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent Administration for Industry and Commerce on April 27, 2018. The registration of the equity pledge enables ATA Testing to enforce the equity pledge against third parties who acquire the equity interests of ATA Intelligent Learning in good faith.

Powers of Attorney.  On March 15, 2018, each of the shareholders of ATA Intelligent Learning granted an irrevocable power of attorney. Pursuant to the irrevocable powers of attorney, each of the shareholders of ATA Intelligent Learning appointed ATA Education or any eligible person designated by ATA Education as his attorney-in-fact to exercise all voting rights and other shareholder rights of ATA Intelligent Learning, including but not limited to appointing or electing their directors and executive officers. The person designated by ATA Education is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the term of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

Agreements that Allow Us to Receive Economic Benefits from ATA Intelligent Learning

Exclusive Technical Consulting and Services Agreement. On March 15, 2018, ATA Education and ATA Intelligent Learning entered into an exclusive technical consulting and services agreement. Pursuant to the exclusive technical consulting and services agreement, ATA Education has the sole and exclusive right to provide specified technology consulting and services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Education in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Education. The consulting fee payable by ATA Intelligent Learning to ATA Education shall be confirmed by ATA Education in writing and be calculated based on the actual time spent by ATA Education in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Education shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding on a timely basis. This agreement shall continue for a period of 30 years from March 15, 2018 and shall be automatically extended for another 10 years unless ATA Education gives its written notice terminating this agreement 3 months before the expiration of this agreement.

Agreements that Provide Us with the Option to Purchase the Equity Interest in ATA Intelligent Learning

Call Option and Cooperation Agreement. On March 15, 2018, ATA Education, ATA Intelligent Learning and the shareholders of ATA Intelligent Learning entered into a call option and cooperation agreement. Pursuant to the call option and cooperation agreement, when permitted by applicable laws, ATA Education (or any eligible party designated by ATA Education) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the shareholders of ATA Intelligent Learning, at a price equal to the sum of the principles of the loans (RMB 10.0 million) from ATA Education to the shareholders of ATA Intelligent Learning. If ATA Education elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased over the total share equity or assets. Without the prior written consent of ATA Education, ATA Intelligent Learning may not sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the shareholders. The call option and cooperation agreement shall be effective upon the execution date and shall remain effective thereafter.

Loan Agreements.  On March 15, 2018, ATA Education and each of the shareholders of ATA Intelligent Learning entered into a loan agreement. Pursuant to the loan agreements, ATA Education made loans in an aggregate amount of RMB 10.0 million to the shareholders of ATA Intelligent Learning solely for the capitalization of ATA Intelligent Learning. The shareholders can only repay the loans by transferring all their equity interest in ATA Intelligent Learning to ATA Education or its designated persons. In the event that shareholders transfer their equity interests to ATA Education or its designated person with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to ATA Education as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the loan agreement. The term of the loans can be extended under written consent of ATA Education and ATA Intelligent Learning. On March 19, 2019, ATA Education, ATA Intelligent Learning and each of the shareholders of ATA Intelligent Learning entered into a supplementary agreement to the ATA Intelligent Learning Agreements, pursuant to which the aggregate amount of loans made by ATA Education to the shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning increased from RMB 10.0 million to RMB 30.0 million with all other terms and conditions under the ATA Intelligent Learning Agreements remain unchanged.

B. Business Overview

Overview

We are a company dedicating to providing students with quality educational experiences and services in China and abroad. Historically, we focused on providing computer-based testing services, online education services and other related services in China. On August 16, 2018, we completed the sale of ATA Online Business, which previously operated our computer-based testing services, online education services and other related services. See Form 6-Ks filed by us on August 30, 2017, February 6, 2018 and August 16, 2018 for details of our sale of ATA Online Business.

Leveraging the resources, know-how, experience and cooperative relationship accumulated during our delivery of certification examination tests, we currently focus on providing college students and professionals in China with project-based educational experience complementary to classroom-based learning by offering short-term learning experiences in a specific subject through comprehensive learning methods, including in-class and out-of-class methods, and online and offline modes. We refer such service offering as “Project-Based Learning”, or PBL business. We believe we can leverage our competence of developing and integrating education content, as well as our previous experience in delivering project-based tests to quickly expand our PBL education services.

Over the years, we have noted in the traditional vocational education service industry a market need for the service that provides college students and professionals the opportunity to procure professional skills they actually need at workplaces, particularly for emerging high-tech industries, such as big data, artificial intelligence, e-sports, drone or other subjects, to better prepare them for jobs hunting. Our PBL education services are designed to fulfill such market needs. The main ideas of our PBL education services are “experience, discovery, learning and achievement”. We believe that these ideas are key elements for college students’ extracurricular learning and skills enhancement, among which, learning is the most important element. Based on these ideas and sharing the resources from our product department and subject matter experts in the industry, we integrate and develop China and overseas education resources and provide college students and professionals the vocational skill enhancement PBL programs, or “Vocational PBL Education Services”, riding on vocational courses and certain other supporting services.

Our department of education resources integration and development, or DERID, focuses on developing and tailoring education solutions for college students and professionals, such as designation of teaching plans, compilation of courseware, integration of digital learning resources, and construction of laboratories. DERID makes learning the most important and prominent element in our Vocational PBL Education Services and distinguishes us from other PBL service providers.

Based on the development of our Vocational PBL Education Services and leveraging our resources in the field, including business partners, project developing team and external experts, we can expand our PBL education services and product offerings into sectors such as study tour services for K-12 and college students in future.

In line with our business strategy of transforming our company into a leading international education service provider, we are currently in the process of evaluating the acquisition of ACG, a leading provider of educational services for students in China who are interested in applying for overseas art study. If this acquisition is completed, we will begin to provide overseas art education services. There is no assurance, however, that such acquisition will be completed.

Our Service Offerings

Vocational PBL Education Services

We offer Vocational PBL Education Services to college students and professionals in China who aim to enhance professional skills. Our Vocational PBL Education Services include providing practical skills training to college students and professionals with courses in emerging high-tech industries, such as big data, artificial intelligence, e-sports and drone.

We cooperate with leading enterprises and institutions for vocational certification authorization, design and develop our vocational course content in accordance with the professional requirements and industry standards for such vocational certifications, and provide vocational courses and supporting services to college students and professionals through our partner schools. We also provide teachers training services and equip them with the essential knowledge to teach our courses. The term for our courses is typically two or three semesters. Such courses prepare, college students and professionals to take tests organized by related certifying enterprises and institutions, and obtain relevant vocational certifications should they pass the tests, therehence equip them with competing advantages for job exploration.

Our Vocational PBL Education Services are designed to fill the gap between knowledge that college students and professionals grasped in schools and professional skills they actually need at workplaces. Our products and services include trainings and tailored education solutions addressing specific needs of our partner schools. Our training services include (a) vocational certification training for college students and professionals, such as courses in connection with big data analysis and application technology; (b) training of teachers from our partner schools; and (c) practical training of case studies for college students with emerging engineering majors. Our tailored education solutions include the design and development of training plans, teaching plans, courses, question banks and digital resources.

We are in the process of developing courses relating to big data analysis and plan to expand our Vocational PBL Education Services to intelligent manufacturing, drone technology application and other areas.

Other Service Offerings

We also provide other services including K-12 education assessment services, Nanjing University Shuang Chuang Project, and the research project with Research Institute of Future Education and Assessment of Tsinghua University.

K-12 Education Assessment Services. We offer comprehensive diagnostic assessment services throughout the entire learning process for primary schools, secondary schools and education bureaus at all levels who aim to improve students’ competencies and teaching qualities. We develop our own tests for K-12 students and collect and analyze their test results to evaluate the current learning competencies of students and teaching qualities of schools, and provide advice to help schools and local education bureaus to enhance education developments. We provide evaluation services for various schools and organizations in China and analyze data for more than hundred thousand of students every year.

Nanjing University Project Shuang Chuang. Nanjing University Project Shuang Chuang is a pilot project aiming to build a learning-oriented assessment platform associated with database models for capturing, analyzing and improving the innovative and entrepreneurial qualities of students among colleges and higher education institutions. Through data generated along the learning process, students will be assessed on their innovative and entrepreneurial capabilities, for which we will provide tailor-made solutions, identifying routes and methodologies for improving their weak areas. We have launched the platform in around 10 colleges in China, and are expanding into more colleges.

Research Project with the Research Institute of Future Education and Assessment of Tsinghua University. Our research project with the Research Institute of Future Education and Assessment of Tsinghua University focuses on the assessments of Chinese skills and competencies of non-native Chinese learners. We currently are developing new content and measures for assessments of Chinese skills and competences together with the Research Institute of Future Education and Assessment of Tsinghua University and plan to carry out commercialization activities relating to this research project in the coming years.

Department of Education Resources Integration and Development

Our department of education resources integration and development, or DERID, is comprised of two main functions, vocational PBL education content development and training implementation. Vocational PBL education content development focuses on vocational PBL course content development, expert team building and policy research. Training implementation focuses on the planning, marketing, management and delivery of vocational certificate training, teacher training, forum and conference organization.

Through DERID, we have established a product and course development team to design and develop our PBL products. DERID works closely with external education experts to select PBL education subjects and form corresponding learning models, integrating the selected themes with tailored learning courses, where we design training plans, teaching plans, courses, question banks, and prepare digital resources.

Our Business Partners

To better develop and integrate our PBL education services, we have formed a network of external experts from prestigious colleges and institutions in various subjects, including emerging high-tech themes such as big data, artificial intelligence, e-sports and drone. We leverage expertise of these external experts to polish the courseware and teaching materials.

We have also accumulated a network of business partners from our previous examination delivery business. These business partners authorize and/or cooperate with us to design and compile teaching plans and materials related to their technologies and businesses. Most of these business partners are enterprises and institutions engaging in emerging high-tech industries. Our relationships with these partners provide us opportunities to develop PBL programs related to certification examinations.

Marketing, Sales and Business Development

Our clients for PBL education services are colleges, which normally will purchase courseware or other relevant materials related to practical skills training. We primarily cooperate with sales channels and network of educational associations and institutions, which is more cost-effective for sales and market penetration.

We engage in a variety of marketing activities to generate demand and market awareness on our PBL education services, and at the same time, build and promote wider recognition of our “ATA” brand in education services. We attend various education conferences, exhibitions, trade shows and promotional activities held by educational associations and schools to demonstrate and promote our PBL education services. We also make presentations on topics including big data, artificial intelligence, e-sports, drone and other emerging technologies, to promote our products and service offerings.

Competition

In the PBL education services market, we compete primarily on the basis of service quality, price, research and development competence, sales and brand. Our competitors include educational or training institutions engaging in vocational courses development services or joint major vocational education services. We believe that our Vocational PBL Education Services in emerging high-tech areas are still new in the market, and hence the competition we currently face is not significant. We believe we can compete effectively with our competitors based on our consistent and competitive product quality, cost level, course content, research and development competence, marketing and sales capability, and our established relationships with schools, educational institutions and government agencies.

Seasonality

We have experienced seasonality in net revenues related to our K-12 education assessment services, with the quarters ending September 30 and March 31 typically having higher net revenues compared with the other quarters. This is primarily because schools tend to implement education assessments prior to summer and winter breaks, which are normally in the quarters ending September 30 and March 31. For our Vocational PBL Education Services, quarters ending March 31 are expected to have lower net revenues compared with other quarters, mainly because it coincides with the Chinese New Year holidays when few people will attend vocational trainings. Seasonality in other services is less apparent.

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

As of December 31, 2018, we have registered 9 trademarks for our products and services with the Trademark Office of the State Administration for Industry and Commerce in China.

As of December 31, 2018, we have registered 59 software copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China, or NCA, including 11 software copyrights which were newly registered in the fiscal year ended December 31, 2018.

As of December 31, 2018, we have also registered 53 domain names relating to our websites, including www.atai.net.cn, the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

Regulation

This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Regulation of the Software Industry

In China, holders of computer software copyrights enjoy protection under the Copyright Law of the People’s Republic of China, or the Copyright Law. Under the Copyright Law, China’s State Council and the State Copyright Administration have also promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form will be protected, and software copyright owners may license or transfer their software copyrights to others. Registration of software copyrights and exclusive licensing and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches are encouraged. Such registration is not mandatory under Chinese laws, but can enhance the protections available to the registering parties. For example, the registration certificate serves an evidentiary function enabling the registering parties to prove they have protectable rights. We have registered 59 software copyrights with the NCA as of December 31, 2018.

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

Regulation on the Wholesale, Retail and Rental of Book and Audio-Video Products

According to the Administrative Regulations on Publication, or the Publication Regulations, promulgated by the State Council, which was published on December 25, 2001, and further revised on March 19, 2011, July 18, 2013, July 29, 2014 and February 6, 2016, respectively, publications are defined as “newspapers, periodicals, books, audio-video products, electronic publications, and others.”

Under the Administrative Measures for the Publication Market, or Administrative Measures, which was jointly promulgated by the State Press and Publication Administration and the Ministry of Commerce People’s Republic of China, or MOFCOM, and became effective on March 25, 2011, any enterprise or individual wishing to engage in publication distributing activities must obtain permission from the press and publication agency at relevant levels. “Publications” and “distributing” are defined, respectively, in the Administrative Measures, as “books, newspapers, periodicals, audio-video products, and electronic publications” and “general distribution, wholesale, retail, rental, exhibition and other activities.” Any enterprise or individual who engages in publication wholesale shall obtain a publication business license issued by the press and publication agency at the provincial level. A publication wholesale enterprise can engage in retail distribution as well. Any enterprise or individual who engages in publication rental shall file a record to the press and publication agency at the county level.

On May 31, 2016, the MOFCOM issued Administrative Provisions on the Publications Market, or the New Administrative Provisions, which became effective on June 1, 2016 and cancelled the Administrative Measures. Pursuant to the New Administrative Provisions, where an enterprise or individual that has obtained a publication business license is engaged in the publications distribution via the Internet or other information networks within the approved business scope, it or he/she shall make the record-filing with the publication administrative department that granted such approval within 15 days after launching its online distribution business. If our services include the sale of textbooks, handouts or other publications, we may need to apply to the press and publication agency at the provincial level for a publication business license and make the record-filing with the press and publication agency that granted such approval within 15 days after launching our online distribution business.

Regulation on E-commerce

China’s e-commerce industry has developed quickly and a handful of PRC laws and regulations broadly regulate all goods and services provided through the Internet. In January 2005, the State Council adopted the Several Opinions on Promotion of the Development of E-commerce, which provides the guideline for the administration of e-commerce business in the PRC. To further implement this regulation, the Ministry of Commerce adopted in March 2007 the Guiding Opinions on Online Trading (for Tentative Implementation), which defines online trading as the trade of goods or services conducted between buyers and sellers via the Internet. All online trading participants must abide by the relevant PRC laws and are prohibited from carrying out illegal activities through online trading. In January 2014, SAIC adopted the Administrative Measures for Online Trading, which provides that online sellers must display their business licenses or the links to their business licenses on relevant web pages, take measures to ensure the safety of online transactions and issue purchase vouchers to consumers in accordance with relevant laws or business practices.

On June 19, 2015, MIIT promulgated the Circular on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business. The circular stipulates that the ceiling of foreign ownership ratio of online data processing and transaction processing (operating e-commerce) business may be up to 100 percent.

Regulation of Vocational Education

Chinese laws and regulations impose restrictions on foreign investment in educational institutions in China. However, Chinese laws and regulations do not impose restrictions on foreign investment in companies providing course content or related products and services to educational institutions. According to the Catalog of Industries for Guiding Foreign Investment amended in 2017 and Special Administrative Measures for Access of Foreign Investment (Negative List) effective as of July 28, 2018, foreign investment in non-academic vocational education institutions is encouraged and there is no limitation to the maximum percentage of foreign ownership in a company operating non-academic vocational education business.

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

On April 20, 2018, the Ministry of Education, or the MOE issued for public comments the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the Ministry of Justice of the People’s Republic of China, or the MOJ published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in PRC (Revised Draft), or the MOJ Draft for Approval, which further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local administrative departments for industry and commerce. Pursuant to the MOJ Draft for Approval, a privately-run school carrying out online training and education activities and occupational qualification training and occupational skills training activities by using Internet technology, or an Internet technology service platform providing services for the aforementioned online activities, shall obtain the corresponding Internet operating license, apply to the educational administrative department and human resources and social security department of the people’s government at the provincial level at the place where it is located for record-filing, and shall not carry out the education and teaching activities for which a permit for running schools shall be obtained. The MOJ has not provided the timeframe for the promulgation of the revised implementation rules on the Law for Promoting Private Education of the PRC, even though the public consultation on the MOJ Draft for Approval has ended on September 10, 2018. If the abovementioned MOJ Draft for Approval is enacted as proposed, certain service platform, such as our service platform, may be required to obtain a permit from education authorities. However, as the MOJ Draft for Approval is still in draft form, there can be no assurance that it will be enacted as proposed or at all.

Regulations regarding Internet Content Provider Licensure Requirements

If our services include online distribution of textbooks, handouts or other publications , which are subject to PRC regulations including but not limited to Telecommunications Regulations, the Administrative Rules on Foreign-Invested Telecommunications Enterprises, the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, the Administrative Measures for Telecommunications Business Operating Licenses (2017), the Internet Information Services Administrative Measures, and Certain Rules on Regulating the Order of Internet Information Service Market.

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

Regulation of Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, educational websites and online education schools may provide education services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services with the issuance of various certificates.

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

On November 4, 2016, the Cyberspace Administration of China promulgated the Provisions on the Administration of Online Live Broadcasting Services, which became effective as of December 1, 2016. On August 1, 2018, the Cyberspace Administration of China promulgated the Circular on Tightening the Administration of Online Live Services. Such Provisions provide that anyone who provides online live broadcasting services through online performances, internet video/audio programs and so forth, shall obtain relevant qualifications as required by laws and regulations.

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

On March 16, 2018, the SARFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, which provides that the classic literary works, radio, film and television programs, and original internet audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations, and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs with political orientation issues, copyright issues or content issues.

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

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2018, we have registered 53 domain names relating to our websites, including www.atai.net.cn, the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

Regulation of Foreign Investment

According to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, foreign invested enterprises can be established in the form of a sino-foreign equity joint venture, a sino foreign cooperative joint venture or a wholly foreign-owned enterprise. Prior to its registration, the enterprise must be approved by the commerce authorities, upon which a certificate of approval for a foreign-invested enterprise will be issued.

The Foreign Investment Law of the People’s Republic of China, adopted at the Second Session of the 13th National People’s Congress on March 15, 2019, has been promulgated and shall come into effect as of January 1, 2020. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

After the formal implementation of the Foreign Investment Law, the organization form and institutional framework of a newly established foreign-funded enterprise may be subject to the relevant provisions of the Company Law of the People’s Republic of China or the Partnership Enterprise Law of the People’s Republic of China. Foreign-funded enterprises established in accordance with the laws on the foregoing three types of foreign-funded enterprises before the implementation of the Foreign Investment Law may continue to retain their original organizational forms for five years after the implementation of the Foreign Investment Law. In other words, existing foreign-funded enterprises will have a transition period of five years to modify their existing organizational forms and organizational structure to meet and abide by the relevant provisions of the Company Law of the People’s Republic of China or the Partnership Enterprise Law of the People’s Republic of China.

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

Our significant shareholder, Kevin Xiaofeng Ma, has previously completed his registration with SAFE and has submitted relevant materials to update his registration, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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

In addition, the SAT has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents relating to employee share options with relevant tax authorities and withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Employment Laws

In accordance with the Labor Law, which became effective in January 1995, amended on December 29, 2018, and the Labor Contract Law, which was promulgated on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. According to the Labor Contract Law, an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, companies operating in China are required to participate in social insurance and housing fund plans in which the employers must pay for the employees’ social welfare and housing fund based upon certain percentages of employees’ salaries.

C. Organizational Structure

For information on our organizational structure and a detailed description of the Company’s significant subsidiaries, see Item 4.A. “Information on the Company — History and Development of the Company.”

D. Property, Plant and Equipment

Our principal executive offices are located in approximately 845 square meters office space used by us at 1/F East Gate, Building No.2, Jian Wai Soho, No.39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China. We also own 2,124 square meters office space, 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China. As of the date of this annual report, one floor has been leased to a tenant and the other is not occupied. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our computer-based testing services, online education services and other related services. On August 16, 2018, we completed the sale of ATA Online Business, which historically operated our computer based testing services, online education services and other related services. As a result, the operating results of ATA Online Business have been retrospectively reclassified under discontinued operations for the fiscal year ended March 31, 2017, nine months ended December 31, 2017, and the fiscal year ended December 31, 2018.

After the completion of sale of ATA Online Business, we generated revenues primarily from our K-12 education assessment services that focuses on assessing the competencies of K-12 students and education quality of teachers and governing bureaus, which had been historically presented under the revenue of other services. In addition, as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018, rental income was reclassified into other operating income, net, and related costs were also reclassified from cost of revenues to other operating income, net. We expect to generate revenue from our PBL education services and other services in upcoming fiscal years.

Our net revenues were RMB 8.8 million, RMB 6.6 million, RMB 5.2 million, RMB 7.4 million and RMB 1.3 million ($0.2 million) in the fiscal year ended March 31, 2017, the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal year ended December 31, 2018, respectively. We had net loss of RMB 10.0 million, net income of RMB 43.9 million, net income of RMB 27.8 million, net loss of RMB 26.1 million and net income of RMB 850.6 million ($123.7 million) in the fiscal year ended March 31, 2017, the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal year ended December 31, 2018, respectively.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of computer-based testing services, online education services and other related services for the fiscal year ended March 31, 2017, the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal year ended December 31, 2018 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were income of RMB 49.8 million, income of RMB 89.0 million, income of RMB 100.6 million, income of RMB 61.4 million and loss of RMB 19.0 million ($2.8 million) in the fiscal year ended March 31, 2017, the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal year ended December 31, 2018, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

•             overall economic growth and rising income levels in China contributing to the increasing spending on education and education assessment;

•             potential changes in regulatory policies that may directly or indirectly impact the scope and credibility of services we could deliver;

•             initiatives of government and schools to improve education quality;

•             our capability to develop and create content that could accommodate needs of potential customers, mainly various levels of schools or education bureaus;

•             our ability to provide effective K-12 education assessment services and control sales and marketing expenses; and

•             recognition in marketplace for services we delivered and branding we established.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

•             the impacts of our sale of ATA Online Business;

•             share-based compensation;

•             the impacts of PRC tax policies, including certain preferential tax rates;

•             the impact of the termination of Beijing Biztour acquisition;

•             the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings; and

•             the impacts of strategic investments and acquisitions.

Net Revenues

We derived revenues primarily from our K-12 education assessment services and other related services. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth our net revenues from our continuing operations for the periods presented.

	For the fiscal year ended March 31,	For the nine months ended December 31,		For the twelve months ended December 31	For the fiscal year ended December 31,
	2017	2016	2017	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(Unaudited)			(Unaudited)
	(in thousands)
Net Revenues	8,831	6,628	5,186	7,389	1,339	195

We derive K-12 education assessment services revenue primarily from fees charged to our clients, including schools, education bureaus, and various education institutions, in the form of delivering assessment reports for the test takers to our clients. Revenues from education assessment services are recognized when we deliver the reports to our clients.

We have experienced seasonality in net revenues related to our K-12 education assessment services, with the quarters ending September 30 and March 31 typically having higher net revenues compared with the other quarters. This is primarily because schools tend to implement education assessment prior to summer and winter breaks, which are normally in the quarters ending September 30 and March 31.

Cost of Revenues

Our cost of revenues consists primarily of content development costs, amortization expenses of education assessment caseware, payroll compensation and other related costs, all of which are directly attributable to the rendering of various services, primarily our K-12 education assessment and other related services. The following table shows our cost of revenues and gross profit from our continuing operations for the periods presented:

	For the fiscal year ended March 31,		For the nine months ended December 31,				For the twelve months ended December 31,		For the fiscal year ended December 31,
	2017		2016		2017		2017		2018
	RMB	100%	RMB	100%	RMB	100%	RMB	100%	RMB	US$	100%
	(Unaudited)						(Unaudited)
	(in thousands, except for percentage)
Net Revenues	8,831	100.0%	6,628	100.0%	5,186	100.0%	7,389	100.0%	1,339	195	100.0%
Cost of Revenues	4,407	49.9%	3,236	48.8%	3,786	73.0%	4,957	67.1%	4,251	619	317.5%
Gross Profit (Loss)	4,424	50.1%	3,392	51.2%	1,400	27.0%	2,432	32.9%	(2,912)	(424)	(217.5)%

Content Development Costs

Content development costs consist of costs for developing different assessment subject content paid to third-party experts.

Amortization Expenses of Education Assessment Caseware

Amortization expenses of education assessment caseware consist of amortization expenses of  test content purchased for our strategic K-12 education assessment services, which include three subjects of literature, mathematics and English over several grades of junior and senior high schools.

Payroll Compensation

Payroll compensation consists of base salaries, remunerations and related welfare benefits paid to staff in our services implementation and customer support departments.

Factors Affecting Gross Margin

Our gross margin is primarily affected by pricing and volume of our service offerings, costs components and man-powers incurred along the delivery of the revenues.

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

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits, traveling expenses, and share-based compensation expenses for our sales and marketing personnel, as well as other expenses including conference hosting expenses, advertising and promotional expenses, entertainment expenses and other sales and marketing expenses.

Research and Development Expenses

Our research and development expenses consist primarily of costs of equipment used in our research and development activities, salaries and benefits, travel and share-based compensation expenses for our research and development personnel, costs of outsourcing services and other costs relating to the design, development, testing and enhancement of our products, technologies and services.

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

Impairment Loss of Long-term Investments

For equity method investments, we recognize an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

For other equity investments without a readily determinable fair value, we make a qualitative assessment considering impairment indicators to evaluate whether an equity investment without a readily determinable fair value is impaired at each reporting period, and wrote down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

Other Operating Income, Net

We recognized revenues from operating lease on a straight-line basis over the lease term and reported under “net revenues” for the reporting periods prior to January 1, 2018. For the fiscal year ended December 31, 2018, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company and ATA BVI are not subject to income tax. In addition, upon any payments of dividends by the Company or ATA BVI, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the fiscal year ended March 31, 2017, the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018. Accordingly, no provision for Hong Kong profits tax was required. PRC income tax arising from disposal of investment in a subsidiary, Zhongxiao Zhixing, which was previously operating in PRC during the taxable year ended December 31, 2018 was filed and fully paid to relevant PRC tax authorities in 2018. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in the PRC are subject to PRC taxes as described below:

Enterprise income tax. EIT Law imposes an income tax rate of 25% on all enterprises, including foreign-invested enterprises. Under the EIT Law, qualified HNTE are entitled to a preferential income tax rate of 15% and subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, ATA Education obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificates in 2011, 2014, and 2017 for another three years, respectively. As a result, ATA Education was and will be entitled to a preferential income tax rate of 15% from 2008 through 2019. In December 2009, Muhua Shangce obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2009 and renewed the certificates in 2012, 2015, and 2018 for another three years, respectively. As a result, Muhua Shangce was and will be entitled to a preferential income tax rate of 15% from 2009 through 2020. In the event ATA Education or Muhua Shangce is unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew its HNTE certificate, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in the PRC could materially increase our tax obligations.”  ATA Intelligent Learning is subject to an income tax rate of 25%.

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

In addition, since January 1, 2008, the EIT Law has revoked the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entities are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” The undistributed earnings generated before January 1, 2008 shall be exempt from withholding tax when such earnings are distributed to foreign investors in the year 2008 or thereafter. As of December 31, 2017, we had accrued withholding tax of RMB 22,797,747 on undistributed earnings of RMB 227,977,473 generated by our PRC consolidated entities since January 1, 2008. As a result of the sale of ATA Online Business, the withholding tax of RMB 22.8 million accrued from the disposed entities in the PRC has been recorded under discontinued operations. As of December 31, 2018, we have not accrued withholding tax on undistributed earnings from our PRC subsidiaries under continuing operations as we plan to reinvest these earnings indefinitely in the PRC. We announced declaration of a cash dividend of US$0.205 per common share, or US$0.41 per ADS on June 1, 2017, and a special cash dividend of US$3.00 per common share, or US$6.00 per ADS on August 8, 2018. On December 21, 2017, the China Ministry of Finance (“MOF”), SAT, National Development and Reform Commission and Ministry of Commerce jointly released Cai Shui [2017] No.88 (the “No. 88 Notice”). The No.88 Notice formally introduces a tax measure which allows foreign investors to enjoy withholding tax deferral treatment (“WHT deferral treatement”), on the direct re-investment of profits distributed from Chinese tax resident enterprises into China’s “encouraged projects”. If the foreign investor qualifies for the WHT deferral treatment, the Chinese subsidiary of the related foreign investor should submit the required documents to its tax authorities on behalf of the foreign investor.  Upon completion of the filing, the Chinese subsidiary could suspend withholding the profits distributed to the foreign investor. According to the No.88 Notice, the WHT deferral treatment is applicable retroactively to January 1, 2017, and withholding tax payments already made on eligible re-investments are eligible for refund within three years of the withholding tax payment. On October 29, 2018, the SAT released [2018] No.53 announcement, which expands the scope of foreign invested Chinese subsidiaries that are eligible to apply for WHT deferral treatment to potential all companies and specified the detailed application process and measures.

ATA Education has submitted an application for WHT deferral treatment under the above rules in August 2018 and obtained the approval from relevant tax authority to re-invest approximately RMB 85.1 million from ATA Learning to ATA Education with the 10% withholding tax suspended for payment based on the board resolution of the common foreign parent company of ATA BVI.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No.76, which enacts the rules that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to ten years instead of five years.

ATA Education and Muhua Shangce, as HNTEs in the fiscal year ended December 31, 2018, are eligible to apply for the above preferential tax rules and carry forward tax losses up to ten years.  In view of cumulated losses noted by certain of our PRC subsidiaries, as of December 31, 2018, we provided full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

VAT pilot program and VAT exemption of offshore outsourcing services. ATA Education and Muhua Shangce are subject to VAT at a rate of 6% for net revenues (i.e. VAT excluded) generated from services and license fees under the VAT pilot program under which Business Tax was replaced by VAT since May 1, 2016.

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

In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carried forward are utilized. We consider the future reversal of taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment.

For each of the fiscal year ended March 31, 2017, the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

As of December 31, 2018, the valuation allowance of RMB 21.3 million ($3.1 million) was related to the deferred income tax assets of our PRC entities which were in loss position. As of December 31, 2018, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by taxpayers or withholding agents. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The income tax return of each of our company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning in 2014.

Share-based payment

We measure the cost of employee share options or similar equity instruments based on the grant date fair value of the award and recognize that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. Awards granted to employees with performance conditions attached are measured at fair value on the grant date, when the employees know the specific performance target assuming all other conditions necessary for a grant have already been met, and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

When no future services are required to be performed by an employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. When there is a modification on the terms and conditions of an award of equity instruments, our company measures the pre-modification and post-modification fair value of the equity instruments as of the modification date and recognizes the incremental value as compensation cost over the remaining service period. For vested options, we recognize incremental compensation cost in the period the modification occurred. For unvested options, we recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellations in the vesting period are treated as an acceleration of vesting, and recognized immediately for the amount that would otherwise have been recognized for services over the vesting period.

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

Other equity investments. Prior to January 1, 2018, we accounted for other equity investments without a readily determinable fair value using the cost method. In connection with the adoption of the ASC 321 Investment- Equity Security as of January 1, 2018, we have elected to measure such investments at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. We consider information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

Available-for-sale investment. Available-for-sale investment is an investment in convertible notes measured at fair value with unrealized gains and losses recorded in accumulated other comprehensive income.

We regularly evaluate the impairment of the long-term investments based on performance and financial position of the investees, as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. For equity method investments and available-for-sale investment, an impairment charge is recorded when carrying amount of the investment exceeds its fair value and such condition is determined to be other than temporary. For other equity investments, an impairment charge is recorded if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

Results of Operations

The following table sets forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended March 31,		For the nine months ended December 31,				For the twelve months ended December 31		For the fiscal year ended December 31
	2017		2016		2017		2017		2018
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
			(Unaudited)				(Unaudited)
	(In thousands, except for percentages)
Net revenues	8,831	100.0%	6,628	100.0%	5,186	100.0%	7,389	100.0%	1,339	195	100.0%
Cost of revenues	4,407	49.9%	3,236	48.8%	3,786	73.0%	4,957	67.1%	4,251	619	317.5%
Gross profit (loss)	4,424	50.1%	3,392	51.2%	1,400	27.0%	2,432	32.9%	(2,912)	(424)	(217.5)%
Operating expenses:
Research and development	19,924	225.6%	15,627	235.8%	15,416	297.3%	19,713	266.8%	19,594	2,850	1,463.3%
Sales and marketing	5,236	59.3%	4,143	62.5%	4,539	87.5%	5,633	76.2%	5,570	810	416.0%
General and administrative	36,068	408.4%	27,442	414.0%	40,133	773.9%	48,758	659.9%	43,508	6,328	3,249.3%
Total operating expenses	61,228	693.3%	47,212	712.3%	60,088	1,158.7%	74,104	1,002.9%	68,672	9,988	5,128.6%
Other operating income, net	—	—	—	—	—	—	—	—	3,793	552	283.3%
Loss from continuing operations	(56,804)	(643.2)%	(43,820)	(661.1)%	(58,688)	(1,131.7)%	(71,672)	(970.0)%	(67,791)	(9,860)	(5,062.8)%
Share of losses of equity method investments	(2,838)	(32.1)%	(2,274)	(34.3)%	(1,395)	(26.9)%	(1,959)	(26.5)%	—	—	—
Impairment loss of long-term investments	—	—	—	—	(15,217)	(293.4)%	(15,217)	(205.9)%	(6,381)	(928)	(476.5)%
Change in fair value of long-term investment	—	—	—	—	—	—	—	—	2,750	400	205.4%
Interest income, net of interest expenses	1,497	17.0%	1,136	17.1%	609	11.7%	970	13.1%	2,409	350	179.9%
Foreign currency exchange gains (losses), net	(78)	(0.9)%	(78)	(1.2)%	(222)	(4.3)%	(222)	(3.0)%	960	140	71.7%
Loss from continuing operations before income taxes	(58,223)	(659.3)%	(45,036)	(679.5)%	(74,913)	(1,444.5)%	(88,100)	(1,192.3)%	(68,053)	(9,898)	(5,082.4)%
Income tax expense (benefit)	1,518	17.2%	—	—	(2,109)	(40.7)%	(591)	(8.0)%	—	—	—
Loss from continuing operations, net of income taxes	(59,741)	(676.5)%	(45,036)	(679.5)%	(72,804)	(1,403.9)%	(87,509)	(1,184.3)%	(68,053)	(9,898)	(5,082.4)%
Income (loss) from operations of discontinued operations, net of income taxes	49,772	563.6%	88,980	1,342.5%	100,641	1,940.6%	61,433	831.4%	(18,951)	(2,756)	(1,415.3)%
Gain from disposal of discontinued operations, net of income taxes	—	—	—	—	—	—	—	—	937,606	136,369	70,022.9%
Income from discontinued operations, net of income taxes	49,772	563.6%	88,980	1,342.5%	100,641	1,940.6%	61,433	831.4%	918,655	133,613	68,607.5%
Net income (loss)	(9,969)	(112.9)%	43,944	663.0%	27,837	536.8%	(26,076)	(352.9)%	850,602	123,715	63,525.2%
Net income (loss) attributable to ATA Inc.	(9,716)	(110.0)%	43,978	663.5%	29,634	571.4%	(24,060)	(325.6)%	854,926	124,344	63,848.1%

	For the fiscal year ended March 31,	For the nine months ended December 31,		For the twelve months ended December 31,	For the fiscal year ended December 31,
	2017	2016	2017	2017	2018
		(Unaudited)		(Unaudited)
	RMB	RMB	RMB	RMB	RMB	US$
Basic and diluted earnings (loss) per common share	(0.21)	0.96	0.48	(0.69)	18.25	2.65

Fiscal Year Ended December 31, 2018 Compared to Twelve Months Ended December 31, 2017

Net Revenues

Our total net revenues decreased by RMB 6.1 million, or 81.9%, to RMB 1.3 million ($0.2 million) in the fiscal year ended December 31, 2018 from RMB 7.4 million in the twelve months ended December 31, 2017, primarily due to the reclassification of rental income of RMB 5.9 million to other operating income, net, as a result of the adoption of the new revenue guidance ASC 606, effective since January 1, 2018. The remaining revenues for both periods were from K-12 education assessment services as well as certain other services.

Gross Profit (Loss)

Our gross profit decreased by RMB 5.3 million, or 219.8%, to a gross loss of RMB 2.9 million ($0.4 million) in the fiscal year ended December 31, 2018 from gross profit of RMB 2.4 million in the twelve months ended December 31, 2017. The decrease in gross profit was primarily due to the reclassification of net rental income of RMB 3.8 million into other operating income, net, in connection with the adoption of ASC 606. In addition, costs for K-12 education assessment services have increased by RMB 1.7 million compared with the prior period due to implementation of a strategic education quality monitoring project.

Operating Expenses

General and administrative expenses. Our general and administrative expenses decreased by RMB 5.3 million, or 10.8%, to RMB 43.5 million ($6.3 million) in the fiscal year ended December 31, 2018 from RMB 48.8 million in the twelve months ended December 31, 2017, primarily due to the decrease in non-recurring consulting fees of RMB 12.2 million associated with investing activities incurred in twelve months ended December 31, 2017, netting off by the increase in the expenditure recorded under continuing operations of RMB 7.0 million in fiscal year ended December 31, 2018 related to the Tsinghua University academic project.

Sales and marketing expenses. Our sales and marketing expenses remained stable at RMB 5.6 million ($0.8 million) in the fiscal year ended December 31, 2018 and in the twelve months ended December 31, 2017, primarily due to the decrease of regular marketing and promotion expenses resulting from the above-stated strategic shift of business, netting off by selling and promotion expenses incurred for Project Shuang Chuang in the fiscal year ended December 31, 2018.

Research and development expenses. Our research and development expenses decreased slightly by RMB 0.1 million, or 0.6%, to RMB 19.6 million ($2.8 million) in the fiscal year ended December 31, 2018 from RMB 19.7 million in the twelve months ended December 31, 2017, primarily due to the decrease in share-based compensation expense of RMB 0.8 million and rent expense of 1.3 million, netting off by labor costs increase of RMB 2.0 million.

Impairment Loss of Long-term Investments

We recorded an impairment loss of RMB 6.4 million ($0.9 million) in the fiscal year ended December 31, 2018 related to the impairment charges associated with one of our strategic investments, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows.

Interest Income, net of Interest Expense

Our interest income, net of interest expenses increased to RMB 2.4 million ($0.4 million) in the fiscal year ended December 31, 2018 from RMB 1.0 million in the twelve months ended December 31, 2017, primarily due to increased interest income derived from higher average cash balances with proceeds received from the sale of ATA Online Business during the fiscal year ended December 31, 2018.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange income of RMB 1.0 million ($0.1 million) in the fiscal year ended December 31, 2018, compared to a net losses of RMB 0.2 million in the twelve months ended December 31, 2017.

Income Tax Expense (Benefit)

We had income tax expense of RMB nil in the fiscal year ended December 31, 2018, compared to income tax benefit of RMB 0.6 million in the twelve months ended December 31, 2017. The income tax benefit recorded in the twelve months ended December 31, 2017 was to true up the income tax expenses with annual income tax returns of PRC entities.

Income (Loss) from Continuing Operations, net of Income Taxes

Loss from continuing operations, net of income taxes, for fiscal year ended December 31, 2018, was RMB 68.1 million ($9.9 million), as compared to RMB 87.5 million in the prior period, the decrease of RMB 19.4 million was primarily due to the decrease in consulting fees of RMB 12.2 million associated with investing activities recorded in twelve-month period ended December 31, 2017 and RMB 8.8 million less impairment loss associated with strategic long-term investments recorded in fiscal year ended December 31, 2018 compared with prior period.

Income (Loss) from Operations of Discontinued Operations, net of Income Taxes

Loss from discontinued operations, net of income taxes, for fiscal year ended December 31, 2018, was RMB19.0 million ($2.8 million), compared to an income of RMB 61.4 million in the prior period. The change was primarily due to the fact that the operations of discontinued operations consolidated into the consolidated statements of comprehensive income (loss) of the fiscal year ended December 31, 2018 only covers period from the beginning of fiscal year 2018 to the completion date of the sale of ATA Online Business in August 2018, as compared to the twelve-month period ended December 31, 2017.

Gain from Disposal of Discontinued Operations, net of Income Taxes

We recognized a gain from the disposal of discontinued operations, net of income taxes, of RMB 937.6 million ($136.4 million) in connection with the sale of ATA Online Business for the fiscal year ended December 31, 2018. Income tax incurred for the disposal of discontinued operations was RMB188.9 million ($27.5 million) for the fiscal year ended December 31, 2018.

Net Income (Loss)

As a result of the above factors, we had net income of RMB 850.6 million ($123.7 million) in the fiscal year ended December 31, 2018, compared to net loss of RMB 26.1 million in the twelve months ended December 31, 2017. The increase in net income was primarily due to gain recognized from the sale of ATA Online Business in the fiscal year ended December 31, 2018.

We had basic and diluted earnings per common share of RMB 18.25 ($2.65) in the fiscal year ended December 31, 2018 compared to basic and diluted loss per common share of RMB 0.69 in the twelve months ended December 31, 2017.

Nine Months Ended December 31, 2017 Compared to Nine Months Ended December 31, 2016

Net Revenues

Our total net revenues decreased by RMB 1.4 million, or 21.8%, to RMB 5.2 million in the nine months ended December 31, 2017 from RMB 6.6 million in the nine months ended December 31, 2016, primarily as a result of the decrease in rental income of RMB 1.2 million due to the tenant change of one floor of our real estate properties.

Gross Profit

Our gross profit decreased by RMB 2.0 million, or 58.7%, to RMB 1.4 million in the nine months ended December 31, 2017 from RMB 3.4 million in the nine months ended December 31, 2016. The decrease in gross profit was primarily due to net revenues decrease of RMB 1.4 million from the nine months ended December 31, 2016 and increased content development costs of RMB 0.7 million related to the development of K-12 education assessment services in the nine months ended December 31, 2017.

Operating Expenses

General and administrative expenses. Our general and administrative expenses increased by RMB 12.7 million, or 46.2%, to RMB 40.1 million in the nine months ended December 31, 2017 from RMB 27.4 million in the nine months ended December 31, 2016, primarily due to increase in consulting fees associated with investing activities of RMB 12.2 million incurred in the nine months ended December 31, 2017.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 0.4 million, or 9.6%, to RMB 4.5 million in the nine months ended December 31, 2017 from RMB 4.1 million in the nine months ended December 31, 2016, primarily due to increased labor costs of our sales and marketing personnel.

Research and development expenses. Our research and development expenses slightly decreased by RMB 0.2 million, or 1.4%, to RMB 15.4 million in the nine months ended December 31, 2017 from RMB 15.6 million in the nine months ended December 31, 2016.

Impairment Loss of Long-term Investments

We recorded an impairment loss of RMB 15.2 million in the nine months ended December 31, 2017 related to the impairment charges associated with one of our strategic investments, which encountered severe shortage of working capital resulted from continuous negative operating cash flows and turnover of key personnel in the fourth quarter of 2017.

Interest Income, net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 0.6 million in the nine months ended December 31, 2017 from RMB 1.1 million in the nine months ended December 31, 2016, primarily due to average cash balance decreased compared with the prior period, as a result of the cash dividend payout in June and July 2017.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange losses primarily reflect the foreign exchange fluctuation effects of exchanging from Renminbi to U.S. dollar. We recorded a net foreign currency exchange loss of RMB 0.2 million in the nine months ended December 31, 2017, compared to a net loss of RMB 0.1 million in the nine months ended December 31, 2016.

Income Tax Expense (Benefit)

We had income tax benefit of RMB 2.1 million in the nine months ended December 31, 2017, compared to an income tax expense of RMB nil in the nine months ended December 31, 2016. The income tax benefit recorded in the nine months ended December 31, 2017 was due to the reversal of withholding tax accrual as a result of decrease in the undistributed earnings generated by our PRC consolidated entities reported under continuing operations.

Loss from Continuing Operations, net of Income Taxes

As a result of the above factors, we had net loss of RMB 72.8 million from our continuing operations in the nine months ended December 31, 2017, compared to net loss of RMB 45.0 million in the nine months ended December 31, 2016. The increase in net loss from continuing operations of RMB 27.8 million was primarily due to an increase of RMB 12.2 million in consulting fees associated with investing activities and the impairment loss of long-term investments of RMB 15.2 million recorded during the nine months ended December 31, 2017.

Income from Discontinued Operations, net of Income Taxes

Our net income from our discontinued operations increased by RMB 11.6 million from RMB 89.0 million in the nine months ended December 31, 2016 to RMB 100.6 million in the nine months ended December 31, 2017. The increase in net income from discontinued operations was primarily due to the increase of net revenues from discontinued operations.

Net Income

As a result of the above factors, we had net income of RMB 27.8 million in the nine months ended December 31, 2017, compared to net income of RMB 43.9 million in the nine months ended December 31, 2016. The decrease in net income of RMB 16.1 million was primarily due to an increase of RMB 12.2 million in consulting fees associated with investing activities and RMB 15.2 million impairment loss of long-term investment recorded during the nine months ended December 31, 2017, both of which were reported under continuing operations, netting off by RMB 11.6 million increase in net income from discontinued operations compared with the prior period.

We had basic and diluted earnings per common share of RMB 0.48 in the nine months ended December 31, 2017 compared to basic and diluted earnings per common share of RMB 0.96 in the nine months ended December 31, 2016.

B. Liquidity and Capital Resources

We have financed our working capital and capital expenditure needs primarily through cash generated from the sale of ATA Online Business and operating activities.

As of December 31, 2018, we had RMB 190.6 million ($27.7 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from (i) cash received from the sale of ATA Online Business, and (ii) cash generated from operating activities.

We believe our cash from the proceeds from the sale of ATA Online Business and current cash and expected future cash flows from our operating activities are sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. After the sale of ATA Online Business, we may not be able to generate sufficient cash flows from our current businesses. Any changes in the significant factors affecting our revenues from K-12 education assessment services may cause material fluctuations in our cash generated from operations. See Item 5.A. “Operating and Financial Review and Prospectus—Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal year ended March 31, 2017, the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018:

	For the fiscal year ended March 31, (As adjusted)	For the nine months ended December 31, (As adjusted)	For the fiscal year ended December 31,
	2017	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	61,545	95,606	(312,627)	(45,470)
Net cash provided by (used in) investing activities	(93,952)	(20,604)	1,201,736	174,785
Net cash provided by (used in) financing activities(1)	37,250	(70,149)	(949,894)	(138,156)
Effect of foreign exchange rate changes on cash	(63)	(1,210)	(4,720)	(686)
Net increase (decrease) in cash(1)	4,780	3,643	(65,505)	(9,527)
Cash and cash equivalents at beginning of the period(1)	247,668	252,448	256,091	37,247
Cash and cash equivalents at end of the period(1)	252,448	256,091	190,586	27,720

(1) We adopted Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows- Restricted Cash from January 1, 2018 and applied a retrospective transition method to each period prior to January 1, 2018.  As a result of the adoption, we have included RMB 30,000,000 of restricted cash in the beginning-of-period and end-of-period cash and cash equivalents balance on the consolidated statement of cash flows for the fiscal year ended March 31, 2017 and the nine-month period ended December 31, 2017, and excluded the increase of restricted cash of RMB 30,000,000 from cash flows from financing activities for the fiscal year ended March 31, 2017 and the decrease of restricted cash of RMB 30,000,000 from cash flows from financing activities for the nine months ended December 31, 2017.

Operating Activities

Net cash used in operating activities was RMB 312.6 million ($45.5 million) in the fiscal year ended December 31, 2018, mainly attributable to net cash outflow or RMB 287.5 million from continuing operations, which consists of cash collection of RMB 5.7 million from rental income and RMB 1.5 million from K-12 education assessment and other related services, netting off by cash paid for income tax of RMB 213.0 million, majority of which was incurred for the ATA Online Sale Transaction, and cash paid for payroll and other operating expenses of RMB 81.7 million as well as net cash outflow of RMB 25.1 million from discontinued operations.

Net cash provided by operating activities was RMB 95.6 million in the nine months ended December 31, 2017, mainly attributable to cash collection from revenues of RMB 447.0 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 169.0 million and cash paid for payroll and other operating expenses of RMB 182.4 million.

Net cash provided by operating activities was RMB 61.5 million in the fiscal year ended March 31, 2017, mainly attributable to cash collection from revenues of RMB 462.5 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 166.6 million and cash paid for payroll and other operating expenses of RMB 234.4 million.

Investing Activities

Net cash provided by investing activities in the fiscal year ended December 31, 2018 of RMB 1,201.7 million ($174.8 million) was primarily attributable to net proceeds from disposal of discontinued operations of RMB 1,223.0 million.

Net cash used in investing activities in the nine months ended December 31, 2017 of RMB 20.6 million was primarily attributable to RMB 31.1 million expenditures made for intangible assets, properties and equipment and RMB 5.5 million cash invested in EEO, which was offset by RMB 10.0 million cash received from the shareholders of ATA Online in connection with the termination of the VIE agreements and proceeds of RMB 6.6 million received from the disposal of certain affiliated subsidiaries and investments.

Net cash used in investing activities in the fiscal year ended March 31, 2017 of RMB 94.0 million was primarily attributable to payments of RMB 89.9 million made for long-term investments and payments of RMB 9.9 million made for capital expenditures, partially offset by proceeds of RMB 5.5 million received from the disposal of certain equity interests of an affiliate company.

Financing Activities

Net cash used in financing activities in the fiscal year ended December 31, 2018 of RMB 949.9 million ($138.2 million) was primarily attributable to special cash dividend paid to our shareholders.

Net cash used by financing activities in the nine months ended December 31, 2017 of RMB 70.1 million was primarily attributable to the special cash dividend payment of RMB 65.7 million.

Net cash provided by financing activities in the fiscal years ended March 31, 2017 of RMB 37.3 million was primarily attributable to RMB 34.0 million investment prepayments made by third-party investors to one of our subsidiaries and RMB 3.4 million cash received from a short-term loan ATA BVI borrowed during the year.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended March 31, 2017	For the nine months ended December 31, 2017	For the fiscal year ended December 31, 2018
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	9,932	31,060	9,356	1,361

Historically, our capital expenditures have been made primarily for leasehold improvements, software, computer equipment, education assessment caseware and software platform of Project Shuang Chuang.

Foreign Currency Exchange

ATA Inc., ATA BVI and Xing Wei’s functional currency is U.S. dollar. The functional currency of our PRC subsidiaries is Renminbi. As of December 31, 2018, we had RMB 190.6 million ($27.7 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated licensing fees and royalty payments prior to the sale of ATA Online Business, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In February 2016, the FASB issued ASC Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and be reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 (Leases), which provides narrow amendments to clarify how to apply certain aspects of the new lease standard. The new standard is effective for annual reporting periods, and interim periods within those periods, beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases Topic (842): Targeted Improvements. This ASU provides companies an option to apply the transition provisions of the new lease standard at its adoption date instead of at the earliest comparative period presented in its financial statements, that is recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, without adjusting the comparative periods presented, as initially required. The Company will adopt the new lease accounting standard as of January 1, 2019 and has elected to apply the transition provisions of the standard on the date of adoption. Accordingly, the Company will not restate prior year comparative periods for the impact of the new lease accounting standard. The Company will elect the package of practical expedients permitted under the transition guidance within the new lease accounting standard. In addition, for leases with a term of 12 months or less, an election was made not to recognize lease assets and lease liabilities. The Company anticipates that the adoption of the new lease accounting standard will result in the recognition of right-of-use assets and lease liabilities of approximately RMB 3.5 million and RMB 3.0 million, respectively, as of January 1, 2019, consisting primarily of operating leases relating to real estate. The Company does not anticipate that the new lease accounting standard will materially impact its consolidated statement of operations or consolidated statement of cash flows in periods subsequent to adoption. The aforementioned estimates related to the adoption of the new lease accounting standard are based on the Company’s assessment and best estimates to date.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820); Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, with early adoption permitted. We are currently evaluating this guidance to determine the impact, if any, it may have on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the use of an “expected credit loss” impairment model for most financial assets reported at amortized cost, which will require entities to estimate expected credit losses over the lifetime of the instrument. This may result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, an allowance for credit losses will be recognized as a contra account to the amortized cost carrying value of the asset rather than a direct reduction to the carrying value, with changes in the allowance impacting earnings. In November 2018, the FASB issued ASU No. 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20, but instead should be accounted for in accordance with Topic 842, Leases.  ASU No. 2016-13 is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted in annual and interim reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first effective reporting period. We are currently evaluating the impact of this ASU on our consolidated financial statements.

The FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, in January 2017. Under current guidance, goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill by following procedures that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the new amendments, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments are effective for annual and interim reporting periods beginning after December 15, 2019 and are not expected to have a significant effect on our consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. Our research and development initiatives are designed to improve our existing services and technologies and to develop new and innovative services and technologies. For our PBL education services, we have established a network of external experts in various subjects from prestigious colleges or other institutions to closely work with our own product and course development team on the research and development of our PBL products. For our other services, we conduct our research and development activities primarily in-house but may also from time to time outsource certain research and development activities. We have an experienced team of engineers with expertise in the fields of computing, software, education assessment content design and conversion. Our research and development team consisted of 52 people as of December 31, 2018. We will continue to look selectively for experienced PBL education content research and development talents, software engineers and other talents to further increase our research and development capabilities. While we focus on development of content and technologies that can be commercialized and integrated into our service offerings in the short term, we also invest in the research and development of content and technologies for the medium and long term in preparation for the next generation and cutting-edge products and services. In addition, we are developing upgrades of our key technologies, including our education assessment and vocational assessment and training technologies.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	3,307	2,960	347	—	—
Other commitments (2)	30,000	10,000	20,000	—	—

(1)         Our operating lease obligations comprise our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through May 2020, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)         On April 27, 2017, we entered into a five-year agreement with Tsinghua University, under which ATA will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million, out of which RMB 30.0 million will be paid in the following three years.

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

Name	Age	Position
Kevin Xiaofeng Ma	55	Chairman of the Board of Directors and Chief Executive Officer
Jack Huang	47	President and Director
Andrew Yan	61	Director
Hope Ni	46	Director
Alec Tsui	69	Director
Zhilei Tong	44	Director
Amy Tung	47	Chief Financial Officer

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

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Resources Land Limited; non-executive director of Guodian Technology & Environment Group Corporation Limited; an independent director of BlueFocus Communication Group and TCL Corporation and a director of Zhejiang Merit Interactive Network Technology Co., Ltd. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni is an independent director of ATA Inc. Ms. Ni is an executive director of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni currently serves on the boards of Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and has also served as director on the board of directors of ATA Online from July 2015 to August 2018. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong, Philippines and on the Nasdaq Global Market, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Melco Resorts & Entertainment Limited, Melco Resorts & Entertainment (Philippines) Corporation, DTXS Silk Road Investment Holdings Company Limited and Hua Medicine. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Zhilei Tong is a director of our board. Mr. Tong founded Chinese All Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of ChineseAll Digital Publishing Group Co., Ltd. He is also the executive director of Jianshui Wenrui Enterprise Management Consulting Co., Ltd., the executive director and CEO of Beijing ChineseAll Culture Media Co., Ltd., the executive director and CEO of Beijing ChineseAll Education Technology Development Co., Limited, the executive director of Shanghai ChineseAll Culture Development Co., Ltd., and the chairman of Hangzhou ChineseAll Information Technology Co., Ltd., the executive director of ChineseAll (Tianjin) Culture Development Co., Ltd., the executive director of Guangzhou Siyuetian Information Technology Co., Ltd., the executive director of ChineseAll Group Limited, the chairman of CHINESEALL CORPORATION, the director of Beijing Yajieshanghui Consulting Co., Ltd., the representative of the Beijing Municipal People’s Congress, a representative of the 16th People’s Congress of Beijing Dongcheng District, a member of the Secretary General in the All-China Youth Federation and secretary general in education subsector, the vice-chairman in Youth Federation of Dongcheng District of Beijing, the vice president of the Copyright Society of China, the vice-chairman of China Redactological Society. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from and Tsinghua University.

Amy Tung is our Chief Financial Officer having assumed such role on April 1, 2017. She also served as chairman on the supervisory board of ATA Online from July 2015 to August 2018. Ms. Tung has been with the Company since 2006, serving in roles previously including the assistant to the CEO and vice president/financial controller. Prior to her service with ATA, Ms. Tung has held various financial and accounting positions with Bayer Healthcare Limited in Hong Kong, BEA Systems (Hong Kong) Limited, Bureau Veritas Consumer Products Services (Hong Kong) Limited, Agilent Technologies Hong Kong Limited, and Compaq Computer Limited. Ms. Tung received her master’s degree in financial engineering from Columbia University and her MBA and bachelor’s degree in computer science from the Chinese University of Hong Kong. She is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

B. Compensation

For the fiscal year ended December 31, 2018, we and our subsidiaries paid aggregate cash compensation of approximately RMB 7.56 million ($1.10 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan, in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool on each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares are reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2018, 6,965,846 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of January 1, 2019, we have granted a total of 1,142,212 share options that are outstanding under such plans, of which 36,978 have vested. The contractual term of these options is ten years. As of January 1, 2019, we have also granted 1,795,498 restricted shares that are unvested and outstanding, and 2,068,586 restricted shares have vested in the fiscal year ended December 31, 2018.

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

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2005 Plan terminated in 2015 and the Second Amended and Restated 2008 Plan will terminate in 2028.

The table below sets forth the share option and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Grant	Vesting Start Date	Date of Expiration
Amy Tung	200,000	$0.578	November 6, 2018	November 6, 2018	November 5, 2028
Jack Huang	363,150	$0.578	November 6, 2018	November 6, 2018	November 5, 2028

Restricted Shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Kevin Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	90,000	February 10, 2015	February 10, 2015
	133,000	January 17, 2017	January 17, 2017
	1,469,460	December 19, 2018	December 19, 2018
Andrew Yan	100,000	May 30, 2011	June 1, 2011
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
Hope Ni	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
Alec Tsui	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
Zhilei Tong	200,000	November 6, 2018	November 6, 2018
Amy Tung	30,000	February 16, 2012	February 17, 2012
	10,000	June 13, 2013	June 13, 2013
	100,000	January 17, 2017	January 17, 2017
	100,000	December 19, 2018	December 19, 2018

C. Board Parties

Duties of Directors

Under Cayman Islands Law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

•             approving the transfer of shares of our company, including the registering of such shares in our share register; and

•             exercising any other powers conferred by the shareholders’ meetings or under our third amended and restated memorandum and articles of association.

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Yan and Jack Huang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class A director Zhilei Tong was re-elected at our 2018 annual general meeting. Our class C directors Hope Ni and Alec Tsui will retire from office and will be eligible for re-election at our 2019 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, http://www.atai.net.cn. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our third amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 483, 551 and 101 employees as of Mach 31, 2017, December 31, 2017 and 2018, respectively. As of December 31, 2018, we had 16 employees in sales and marketing, 52 in research and development, 1 in client service and support and 32 in general and administrative functions.

We use our share incentive plans as additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives.” We believe these initiatives have contributed to our ability to attract and retain talent.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 12, 2019 by:

•             each person known to us to own beneficially more than 5% of common shares, and

•             each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma(3)	25,160,508	51.7%
Jack Huang	*	*
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Amy Tung	*	*
Directors and Executive Officers Combined	26,800,232	55.1%
Principal Shareholders:
Joingear Limited(4)	18,427,074	37.9%
HSBC International Trustee Limited(5)	9,804,588	20.2%
Able Knight Development Limited(3)	4,998,988	10.3%
Alpha Advantage Global Limited(6)	4,717,100	9.7%
Jiangong Zhao(6)	4,717,100	9.7%

* Beneficially owns less than 1% of our common shares.

(1)         The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 12, 2019.

(2)         Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 12, 2019. The total number of our common shares outstanding as of April 12, 2019 is 48,646,094.

(3)         Includes (i) 1,734,446 common shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company ultimately wholly-owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries, and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 100% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)         Includes 18,427,074 common shares held by Joingear Limited, based on Schedule 13D Amendment No. 5 filed jointly by Kevin Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on August 17, 2018. Joingear Limited is a British Virgin Islands company. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited.

(5)         Based on a Schedule 13G filed by HSBC International Trustee Limited on February 7, 2018. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #19-01 HSBC Building, Singapore 049320.

(6)         Based on a Schedule 13G Amendment No. 1 filed jointly by Jiangong Zhao, Dynamic Fame Limited and Alpha Advantage Global Limited on January 22, 2018. Includes 188,000 common shares held of record by Dynamic Fame Limited and 4,529,100 common shares held of record by Alpha Advantage Global Limited. Dynamic Fame Limited is a British Virgin Islands company and a wholly owned subsidiary of Alpha Advantage Global Limited. Alpha Advantage Global Limited is a British Virgin Islands company wholly owned by Jiangong Zhao. The business address of Alpha Advantage Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the business address of Dynamic Fame Limited is Office 1601, 16/F, 31 Queen’s Road Central, Hong Kong.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers. To our knowledge, as of April 12, 2019, none of our common shares were held by holders of record in the United States. However, 22,061,262 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

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

Loan Facility

In June 2018, the president and director of ATA Inc., Jack Huang, entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital need of ATA Education. The Facility is pledged by the real estate property of Gongyuan 16th floor owned by ATA Education, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Education and China Minsheng Bank Beijing Branch. Jack Huang and ATA Education also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Education and the interests of these drawdowns will be fully paid by ATA Education. ATA Education shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Education has received a total of RMB 15,000,000 drawdowns and this loan has been fully paid back on October 15, 2018. The interest expenses incurred and paid by ATA Education for the fiscal year ended December 31, 2018 was RMB 249,683. On April 12, 2019, the real estate property of Gongyuan 16th floor was released from pledge and the Facility was terminated correspondingly.

Disposal of ATA Online Business to entities controlled by Management

On August 16, 2018, ATA completed the sale of ATA Online Business, among which, 67.5% of the equity interest of ATA Online was transferred to the entity controlled by ATA’s Chairman and Chief Executive Officer Mr. Kevin Xiaofeng Ma and the entities controlled by certain management members of ATA Online.

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

Sublease of Jianwai SOHO office to Master Mind

ATA Education subleased Jianwai SOHO office to an equity investee, Master Mind, with a contract term from May 17, 2015 to May 16, 2020. Since June 2017, Master Mind has encountered severe cash flow and going concern issues and stopped making rent payment to the Company. In February 2018, the sublease agreement was terminated. The Company recognized a total sublease income of RMB 650,478, RMB 207,346 and RMB nil for the fiscal year ended March 31, 2017, nine months ended December 31, 2017 and fiscal year ended December 31, 2018, respectively.

Acquisition of Puhua Technology

On August 31, 2016, ATA Online entered into an agreement to make a 60% equity investment in Beijing Puhua Huitong Education Technology Co., Limited, or Puhua Technology, with a total cash consideration of RMB 2.0 million. The director of Puhua Technology was a director of ATA learning, who resigned from ATA learning in July 2016.

Disposal of equity interest in Zhishang to Tianjin Zhishang

On June 27, 2017, ATA Online entered into an agreement to sell a 15% equity interest in Beijing Zhishang Education Technology Ltd. (“Zhishang”), to Tianjin Zhishang Education Technology Limited Partnership (“Tianjin Zhishang”) for a total cash consideration of RMB 1,253,550. The Executive Partner of Tianjin Zhishang is the CEO and a director of ATA Online.

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

Dividend Policy

On June 1, 2017, we have declared a cash dividend of US$0.205 per common share, or US$0.41 per ADS. The total amount of cash dividend distributed was RMB 65.7 million, which was paid from the cash held by ATA Inc. in June and July 2017 to all shareholders of record as of the close of business on June 12, 2017.

On August 8, 2018, we declared a special cash dividend of US$3.00 per common share, or US$6.00 per ADS in connection with the final closing of the sale of ATA Online Business. The total amount of cash dividend distributed was approximately RMB 946.6 million, which was paid on August 24, 2018 out of the proceeds we received from the sale of ATA Online Business to all shareholders of records as of the close of business on August 20, 2018.

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

Dividend Distributions

We have adopted a holding company structure, and our holding company may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2018, our Chinese subsidiaries allocated RMB 25.6 million ($3.7 million) to the general reserve fund, which is restricted for distribution to the Company. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and, pursuant to Circular of the MOF and the SAT on Some Policy Issues regarding Personal Income Tax (Cai Shui Zi [1994] No. 020), the dividend and bonus incomes received by individual aliens from the foreign-invested enterprises are temporarily exempted from individual income tax and hence, the dividends we pay to our non-PRC individual shareholders may be qualified to enjoy the individual income tax exemption if certain conditions are met; otherwise, a potential 20% individual income tax may be applied on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008 and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 25% against the U.S. dollar over the following eight years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. On June 19, 2010, the People’s Bank of China announced the removal of the de facto peg. In April 2012, the trading band has been widened to 1%, and in March 2014 it was further widened to 2%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 2% above or below the central parity rate published by the PBOC. In August 2015, the PBOC changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. Renminbi has appreciated from 6.7968 Renminbi per U.S. dollar on June 21, 2010 to 6.7039 Renminbi per U.S. dollar on April 12, 2019, though there also have been periods when the Renminbi has lost value against the U.S. dollar.

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

ATA Inc., ATA BVI and Xing Wei’s functional currency is the U.S. dollar, which resulted in our exposure to foreign currency exchange risk. Primarily as a result of the devaluation of the Renminbi against the U.S. dollar, the translation of the net assets of ATA Inc., ATA BVI and Xingwei to Renminbi during consolidation resulted in translation losses of RMB 11,437,409 ($1,663,502) which we recognized as a component of other comprehensive loss for the fiscal year ended December 31, 2018. If the Renminbi against U.S. dollar as of December 31, 2018 had further appreciated by 10% from 6.8632 to 6.2393 as of December 31, 2018, the other comprehensive losses would have increased by RMB 5,398,506 ($785,180). Further, we recognized a net foreign currency exchange loss of RMB 42,887 ($6,238) as a result of the re-measurement of the foreign currency denominated monetary assets and liabilities. If the Renminbi against U.S. dollar as of December 31, 2018 had further appreciated by 10% from 6.8632 to 6.2393 as of December 31, 2018, the foreign currency exchange loss would have decreased by RMB 769,778 ($111,960) to be a foreign exchange gain.

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.3%, 1.6% and 2.1% in the years 2016, 2017 and 2018, respectively. In February 2019, the year-over-year change in China’s consumer price index was 1.5%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $0.3 million during the fiscal year ended December 31, 2018.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2018 based on the criteria established in this Internal Control-Integrated Framework (2013). This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal accountant, and KPMG member firms for the periods presented.

	For the nine months ended	For the fiscal year ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
Audit fees(1)	5,504,864	6,278,275	913,137
Audit-related fees(2)	2,440,772	1,441,375	209,639
Tax fees(3)	141,560	—	—

(1)                       “Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements and our internal control over financial reporting of ATA Inc. and its subsidiaries.

(2)                       “Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in the nine months ended December 31, 2017 and fiscal year ended December 31, 2018 include principally limited procedures in connection with our quarterly financial information and the service fee for financial due diligence and tax due diligence services for a potential acquisition.

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

Other than shown in the table above, there were no other repurchases during the fiscal year ended December 31, 2018.

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

•         Nasdaq Stock Market Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for establishment or material amendments to equity compensation plans. None of the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan requires shareholder approval for material amendments to the plan or awards granted under the plan, including without limitation increasing the number of share awards that may be issued under the plan or the repricing of outstanding options.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant.*

2.1	Form of Common Share Certificate.*

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary. (1)

2.3	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2).

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited.*

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement.*

4.3	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of December 30, 2016) (2)

4.4	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of October 26, 2018)

4.5	Form of Indemnification Agreement between the Registrant and its directors.*

4.6	Framework Agreement on Restructuring, dated May 20, 2015.**

4.7

Share Purchase Agreement among ATA Inc., ATA Testing Authority (Holdings) Limited, Xing Wei Institute (Hong Kong) Limited, ATA Learning (Beijing) Inc., Delta Horizon Limited, Alpha Metric Horizon Limited, New Beauty Holdings Limited, Kevin Xiaofeng Ma and other parties listed therein, dated February 6, 2018. (3)

4.8	Loan Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018.***

4.9	Loan Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018.***

4.10	Call Option and Cooperation Agreement among ATA Testing Authority (Beijing) Limited, Xiaofeng Ma, Haichang Xiong and ATA Intelligent Learning (Beijing) Technology Limited, dated March 15, 2018.***

4.11	Exclusive Technical Consulting and Services Agreement between ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited, dated March 15, 2018.***

4.12	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018.***

4.13	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018.***

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018.***

4.15	Power of Attorney by Haichang Xiong in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018.***

4.16

Supplementary Agreement to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated March 19, 2019.

4.17

Deed of Assignment among Ningbo Meishan Bonded Port Area Maikaiwen Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Zhenming Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Xinyi Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Qixin Equity Investment Management Partnership (LP), ZHUHAI LIHONGHUAYING EQUITY INVESTMENT PARTNERSHIP (LP), New Beauty Holdings Limited, Kevin Xiaofeng Ma, ATA Inc., ATA Testing Authority (Holdings) Limited and ATA Learning (Beijing) Inc., dated June 27, 2018. (4)

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

**                                  Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on June 24, 2015

***                           Previously filed with the Registrant’s transition report on Form 20-F, filed with the SEC on April 12, 2018.

(1)                                 Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-148641) filed with the Securities and Exchange Commission with respect to American depositary shares representing our common shares.

(2)                                 Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674) filed with the Securities and Exchange Commission on January 24, 2017.

(3)                                 Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on February 6, 2018.

(4)                                 Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on June 27, 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA INC.

/s/ Amy Tung
Name:	Amy Tung
Title:	Chief Financial Officer

Date: April 18, 2019

ATA Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ATA Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Inc. and subsidiaries (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the year ended March 31, 2017, nine-month period ended December 31, 2017, and the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the year ended March 31, 2017, nine-month period ended December 31, 2017, and the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing China
April 18, 2019

ATA INC.

Consolidated Balance Sheets

	Note	December 31, 2017	December 31, 2018	December 31, 2018
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		53,478,494	190,586,342	27,719,634
Accounts receivable, net		52,907	439,783	63,964
Prepaid expenses and other current assets		3,270,988	7,836,092	1,139,712
Loan receivable	(3)	—	14,532,685	2,113,691
Current assets of discontinued operations	(21)	310,014,014	—	—
Total current assets		366,816,403	213,394,902	31,037,001

Long-term investments	(4)	70,021,700	66,390,898	9,656,156
Property and equipment, net	(6)	42,302,632	37,430,741	5,444,075
Intangible assets, net	(7)	5,745,565	17,122,578	2,490,376
Other assets		4,004,039	799,652	116,305
Non-current assets of discontinued operations	(21)	79,551,168	—	—
Total assets		568,441,507	335,138,771	48,743,913

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to the Company of nil and RMB 455,577 as of December 31, 2017 and 2018, respectively)	(8)	28,018,521	18,111,939	2,634,272
Deferred revenues		2,026,319	1,633,976	237,652
Current liabilities of discontinued operations	(21)	111,721,090	—	—
Total current liabilities		141,765,930	19,745,915	2,871,924

Non-current liabilities of discontinued operations	(21)	25,298,567	—	—
Total liabilities		167,064,497	19,745,915	2,871,924

Mezzanine equity-redeemable non-controlling interests	(12)	36,304,276	39,208,619	5,702,657

Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 49,007,244 and 48,177,742 shares as of December 31, 2017 and 2018, respectively
Outstanding: 45,796,886 shares as of December 31, 2017 and 2018		3,534,871	3,534,871	514,126
Treasury shares—585,358 common shares as of December 31, 2017 and 2018, at cost	(14)	(27,737,073)	(27,737,073)	(4,034,190)
Additional paid-in capital		389,897,690	410,195,990	59,660,532
Accumulated other comprehensive loss		(26,850,955)	(38,288,364)	(5,568,812)
Retained earnings (accumulated deficits)		25,884,905	(71,888,585)	(10,455,760)
Total shareholders’ equity attributable to ATA Inc.		364,729,438	275,816,839	40,115,896
Non-redeemable non-controlling interests		343,296	367,398	53,436
Total shareholders’ equity		365,072,734	276,184,237	40,169,332
Commitments and contingencies	(18)
Total liabilities, mezzanine equity and shareholders’ equity		568,441,507	335,138,771	48,743,913

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Comprehensive Income (Loss)

		Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	Note	2017	2017	2018	2018
		RMB	RMB	RMB	USD
Net revenues	(10)	8,831,390	5,185,822	1,338,592	194,690
Cost of revenues		4,407,274	3,785,865	4,251,451	618,348
Gross profit (loss)		4,424,116	1,399,957	(2,912,859)	(423,658)

Operating expenses:
Research and development		19,924,466	15,415,780	19,594,484	2,849,900
Sales and marketing		5,235,855	4,539,473	5,570,169	810,147
General and administrative		36,068,230	40,132,709	43,507,856	6,327,955
Total operating expenses		61,228,551	60,087,962	68,672,509	9,988,002
Other operating income, net		—	—	3,793,418	551,730
Loss from continuing operations		(56,804,435)	(58,688,005)	(67,791,950)	(9,859,930)

Other income (loss):
Share of losses of equity method investments	(4)	(2,837,834)	(1,395,234)	—	—
Impairment loss of long-term investments	(4)	—	(15,216,510)	(6,380,802)	(928,049)
Change in fair value of long-term investment	(4)	—	—	2,750,000	399,971
Interest income, net of interest expenses		1,497,415	608,405	2,409,090	350,387
Foreign currency exchange gains (losses), net		(77,939)	(221,605)	960,188	139,654
Total other loss, net		(1,418,358)	(16,224,944)	(261,524)	(38,037)

Loss from continuing operations before income taxes		(58,222,793)	(74,912,949)	(68,053,474)	(9,897,967)
Income tax expense (benefit)	(11)	1,517,806	(2,109,096)	—	—
Loss from continuing operations, net of income taxes		(59,740,599)	(72,803,853)	(68,053,474)	(9,897,967)
Discontinued operations:	(21)
Income (loss) from operations of discontinued operations, net of income taxes		49,771,192	100,640,933	(18,950,969)	(2,756,304)
Gain from disposal of discontinued operations, net of income taxes		—	—	937,605,948	136,369,129
Income from discontinued operations, net of income taxes		49,771,192	100,640,933	918,654,979	133,612,825
Net income (loss)		(9,969,407)	27,837,080	850,601,505	123,714,858
Net loss attributable to redeemable non-controlling interests from continuing operations		—	(1,444,363)	(3,181,199)	(462,686)
Net loss attributable to non-redeemable non-controlling interests from continuing operations		—	—	(1,132,602)	(164,730)
Net loss attributable to non- redeemable non-controlling interests from discontinued operations		(253,405)	(352,101)	(10,608)	(1,543)
Net income (loss) attributable to ATA Inc.		(9,716,002)	29,633,544	854,925,914	124,343,817
Net loss from continuing operations attributable to ATA Inc.		(59,740,599)	(71,359,490)	(63,739,673)	(9,270,551)
Net income from discontinued operations attributable to ATA Inc.		50,024,597	100,993,034	918,665,587	133,614,368

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		658,228	(2,335,054)	(11,437,409)	(1,663,502)
Unrealized loss on available-for-sale investment, net of nil income tax		(553,870)	—	—	—
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax		—	553,870	—	—
Total other comprehensive income (loss)		104,358	(1,781,184)	(11,437,409)	(1,663,502)

Comprehensive income (loss)		(9,865,049)	26,055,896	839,164,096	122,051,356
Comprehensive loss attributable to redeemable non-controlling interests from continuing operations		—	(1,444,363)	(3,181,199)	(462,686)
Comprehensive loss attributable to non-redeemable non-controlling interests from continuing operations		—	—	(1,132,602)	(164,730)
Comprehensive loss attributable to non- redeemable non-controlling interests from discontinued operations		(253,405)	(352,101)	(10,608)	(1,543)
Comprehensive income (loss) attributable to ATA Inc.		(9,611,644)	27,852,360	843,488,505	122,680,315

Basic and diluted earnings (losses) per common share
attributable to ATA Inc.	(20)	(0.21)	0.48	18.25	2.65
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(20)	(1.31)	(1.72)	(1.81)	(0.26)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Inc.	(20)	1.10	2.20	20.06	2.91

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Changes in Equity

	Common shares				Accumulated	Retained	Total shareholders’	Non- redeemable
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	other comprehensive loss	earnings (accumulated deficit)	equity attributable to ATA Inc.	non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2016	45,734,348	3,530,704	(27,737,073)	395,876,282	(25,174,129)	47,734,804	394,230,588	—	394,230,588
Net loss	—	—	—	—	—	(9,716,002)	(9,716,002)	(253,405)	(9,969,407)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	658,228	—	658,228	—	658,228
Unrealized loss on available-for-sale investment, net of nil income tax (Note 4)	—	—	—	—	(553,870)	—	(553,870)	—	(553,870)
Share-based compensation	—	—	—	6,958,403	—	—	6,958,403	—	6,958,403
Issuance of common shares with net-settlement of employee individual income tax	48,376	3,208	—	(203,255)	—	—	(200,047)	—	(200,047)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	1,333,333	1,333,333
Balance as of March 31, 2017	45,782,724	3,533,912	(27,737,073)	402,631,430	(25,069,771)	38,018,802	391,377,300	1,079,928	392,457,228
Net income (loss)	—	—	—	—	—	29,633,544	29,633,544	(352,101)	29,281,443
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(2,335,054)	—	(2,335,054)	—	(2,335,054)
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax (Note 4)	—	—	—	—	553,870	—	553,870	—	553,870
Share-based compensation	—	—	—	15,135,646	—	—	15,135,646	—	15,135,646
Issuance of common shares with net-settlement of employee individual income tax	14,162	959	—	(189,617)	—	—	(188,658)	—	(188,658)
Special cash dividend (Note 15)	—	—	—	(27,679,769)	—	(38,018,802)	(65,698,571)	—	(65,698,571)
Acquisition of non-redeemable non-controlling interests	—	—	—	—	—	—	—	350,000	350,000
Disposal of non-redeemable non-controlling interests	—	—	—	—	—	—	—	(734,531)	(734,531)
Redeemable non-controlling interests redemption value accretion (Note 12)	—	—	—	—	—	(3,748,639)	(3,748,639)	—	(3,748,639)
Balance as of December 31, 2017	45,796,886	3,534,871	(27,737,073)	389,897,690	(26,850,955)	25,884,905	364,729,438	343,296	365,072,734
Net income (loss)	—	—	—	—	—	854,925,914	854,925,914	(1,143,210)	853,782,704
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(11,437,409)	—	(11,437,409)	—	(11,437,409)
Share-based compensation	—	—	—	20,591,899	—	—	20,591,899	—	20,591,899
Issuance of common shares with net-settlement of employee individual income tax	—	—	—	(1,727,040)	—	—	(1,727,040)	—	(1,727,040)
Exercise of share options	—	—	—	1,433,441	—	—	1,433,441	—	1,433,441
Special cash dividend (Note 15)	—	—	—	—	—	(946,613,862)	(946,613,862)	—	(946,613,862)
Disposal of discontinued operations (Note 21)	—	—	—	—	—	—	—	(332,688)	(332,688)
Redeemable non-controlling interests redemption value accretion (Note 12)	—	—	—	—	—	(6,085,542)	(6,085,542)	—	(6,085,542)
Sale of non-controlling interests (Note 12)	—	—	—	—	—	—	—	1,500,000	1,500,000
Balance as of December 31, 2018	45,796,886	3,534,871	(27,737,073)	410,195,990	(38,288,364)	(71,888,585)	275,816,839	367,398	276,184,237

Balance as of December 31, 2018-USD		514,126	(4,034,190)	59,660,532	(5,568,812)	(10,455,760)	40,115,896	53,436	40,169,332

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows

	Twelve months ended March 31 (As adjusted, note(2)(m))	Nine months ended December 31 (As adjusted, note(2)(m))	Twelve months ended December 31
	2017	2017	2018	2018
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(9,969,407)	27,837,080	850,601,505	123,714,858
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Interest on restricted cash for financial standby letter of credit	(495,247)	—	—	—
Gain from disposal of long-term investments	(1,600,000)	(3,244,457)	—	—
Provision for doubtful accounts	694,460	1,363,506	3,611,845	525,321
Gain from disposal of discontinued operations	—	—	(1,126,543,946)	(163,849,021)
Depreciation and amortization	10,293,833	9,179,835	13,331,272	1,938,953
Loss (gain) from disposal of property and equipment	(14,186)	(507)	893	130
Share-based compensation	6,958,403	15,135,646	20,591,899	2,994,967
Deferred income tax expense (benefit)	22,919,916	1,454,773	(25,969,955)	(3,777,174)
Share of losses of equity method investments	16,121,334	1,878,172	—	—
Impairment loss of long-term investments	32,199,372	15,216,510	6,380,802	928,049
Change in fair value of long-term investment (Note 4)	—	—	(2,750,000)	(399,971)
Interest on convertible promissory note (Note 4)	(568,320)	—	—	—
Foreign currency exchange loss (gain)	253,986	(653,103)	42,887	6,238
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(6,133,681)	(45,307,278)	41,133,635	5,982,639
Prepaid expenses and other current assets	1,508,565	(3,315,799)	(13,568,373)	(1,973,438)
Other assets	(245,162)	309,497	(649,463)	(94,460)
Income tax payable	(3,044,352)	14,953,642	(14,953,642)	(2,174,917)
Accrued expenses and other payables	(797,392)	60,115,517	(67,205,665)	(9,774,658)
Deferred revenues	(6,537,396)	682,605	3,320,001	482,874
Net cash provided by (used in) operating activities	61,544,726	95,605,639	(312,626,305)	(45,469,610)

Cash flows from investing activities :
Cash paid for property and equipment	(3,210,222)	(4,957,034)	(7,110,298)	(1,034,150)
Cash paid for education assessment caseware	(6,721,698)	(2,584,558)	—	—
Loan lent to Beijing Biztour (Note 3)	—	—	(13,745,856)	(1,999,252)
Cash paid for software platform of Project Shuang Chuang	—	(8,599,056)	(2,245,283)	(326,563)
Cash receipt from property and equipment disposal	14,536	1,060	2,760	401
Proceeds from disposal of affiliates	5,500,000	4,603,550	—	—
Proceeds received from the sale of non-redeemable non-controlling interests (Note 12)	—	—	1,500,000	218,166
Proceeds from disposal of a subsidiary, less cash of the subsidiary	—	1,996,848	—	—
Cash received from shareholder (Note 17)	—	10,000,000	—	—
Payment for acquisition of a subsidiary, less cash acquired	—	(645,492)	—	—
Proceeds from acquisition of a subsidiary, less cash paid	411,583	—	215,000	31,270
Cash paid for long-term investments	(89,945,800)	(5,500,000)	—	—
Proceeds from disposal of discontinued operations, net of RMB 147,738,996 cash disposed	—	—	1,223,119,391	177,895,339
Payment for ACT license	—	(14,919,647)	—	—
Net cash provided by (used in) investing activities	(93,951,601)	(20,604,329)	1,201,735,714	174,785,211

Cash flows from financing activities :
Cash paid for employee individual income tax for net-settlement of vested shares	(200,047)	(188,658)	(1,727,040)	(251,188)
Cash received from short-term loans	3,449,650	—	15,000,000	2,181,660
Repayment of short-term loans	—	(3,449,650)	(15,000,000)	(2,181,660)
Principal payments on capital lease obligations	—	(811,830)	(2,988,587)	(434,672)
Cash received from third party investors (Note 12)	34,000,000	—	—	—
Cash received for exercise of share options	—	—	1,433,441	208,485
Special cash dividend (Note 15)	—	(65,698,571)	(946,611,803)	(137,678,976)
Net cash provided by (used in) financing activities	37,249,603	(70,148,709)	(949,893,989)	(138,156,351)

See accompanying notes to consolidated financial statements.

ATA INC.

Consolidated Statements of Cash Flows (Continued)

	Twelve months ended March 31 (As adjusted, note(2)(m))	Nine months ended December 31 (As adjusted, note(2)(m))	Twelve months ended December 31
	2017	2017	2018	2018
	RMB	RMB	RMB	USD

Effect of foreign exchange rate changes on cash	(62,052)	(1,210,072)	(4,720,020)	(686,499)
Net increase (decrease) in cash	4,780,676	3,642,529	(65,504,600)	(9,527,249)
Cash, cash equivalents and restricted cash at beginning of period	247,667,737	252,448,413	256,090,942	37,246,883
Cash, cash equivalents and restricted cash at end of period	252,448,413	256,090,942	190,586,342	27,719,634

Supplemental disclosures of cash flow information :
Cash paid for income tax	19,756,064	13,189,525	232,402,067	33,801,479
Cash refunded for income tax	(1,034,642)	(189,691)	—	—
Cash paid for interest expenses	57,572	57,367	249,683	36,315

Non-cash investing and financing activities:
Acquisition of property and equipment by capital lease	—	1,323,527	—	—

See accompanying notes to consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements

(1)     DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Inc. (the “Company” or “ATA”), through its subsidiaries, ATA Testing Authority (Holdings) Limited (“ATA BVI”), Xing Wei Institute (Hong Kong) Limited (“Xing Wei”), ATA Testing Authority (Beijing) Limited (“ATA Testing”), Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”, formerly known as ATA Learning Data & Technology (Beijing) Limited (“ATA Data”)), ATA Intelligent Learning (Beijing) Technology Limited (“ATA Intelligent Learning”) (collectively, referred to as the “Group”), focuses on providing quality educational experiences and services for students throughout the People’s Republic of China (the “PRC”) and abroad. ATA aims to offer project-based learning education programs in cooperation with global education partners. Prior to the consummation of the ATA Online Sale Transaction as described below, ATA, through its wholly-owned subsidiaries, including ATA Learning (Beijing) Inc. (“ATA Learning”), Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) and its subsidiaries (collectively, referred to as “ATA Online Business”), primarily provided computer-based testing services.

On February 6, 2018, ATA entered into a share purchase agreement (the “Share Purchase Agreement”) with a group of investors to sell all of the outstanding equity interests of ATA Online Business (“ATA Online Sale Transaction” or the “Transaction”). In connection with the completion of the Transaction in August 2018, ATA Learning, Zhongxiao Zhixing, ATA Online and its subsidiaries are no longer consolidated into ATA’s consolidated financial statements. As a result of the Transaction, ATA no longer conducts the computer-based testing services and other testing related services previously operated by ATA Online.

VIE Agreements

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Intelligent Learning plans to provide ICP international education business services in sectors, which include but are not limited to, training courseware, online trainings and platforms in the PRC. ATA has no legal ownership interest in ATA Intelligent Learning. The legal ownership interests of ATA Intelligent Learning are 90% owned by Mr. Kevin Xiaofeng Ma, our chairman of the board and chief executive officer, and 10% owned by Mr. Haichang Xiong, our general counsel. Mr. Ma and Mr. Xiong are PRC citizens. Both individuals are nominee shareholders of ATA Intelligent Learning and holding their equity interests on behalf of ATA. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity pledge agreement, an exclusive technical consulting and services agreement and a power of attorney (collectively, the “VIE Agreements”) among ATA Testing, ATA Intelligent Learning, and their nominee shareholders, the nominee shareholders of ATA Intelligent Learning have granted all their legal rights including voting rights and disposition rights of their equity interests in ATA Intelligent Learning to ATA Testing. The nominee shareholders of ATA Intelligent Learning do not participate significantly in income and loss and do not have the power to direct the activities of ATA Intelligent Learning that most significantly impact their economic performance. Accordingly, ATA Intelligent Learning is considered a variable interest entity.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Although ATA does not have an equity investment in ATA Intelligent Learning, ATA has other variable interests in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Testing, among others, (i)ATA Testing’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong (used by them to finance their equity investment in ATA Intelligent Learning) and other subordinated loans to ATA Intelligent Learning, (ii) ATA Testing’s right, under the loan agreement, to receive all the dividends declared by ATA Intelligent Learning through its nominee shareholders and (iii) ATA Testing’s exclusive purchase option to acquire (or to have ATA Testing’s designee acquire) 100% of the equity interest or assets in ATA Intelligent Learning for a consideration equal to the loans provided by ATA Testing to Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong, to the extent permitted under PRC law. As a result of these variable interests, ATA has the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Intelligent Learning.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, ATA has a controlling financial interest in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Testing, because ATA (i) has the power to direct activities of ATA Intelligent Learning that most significantly impact the economic performance of ATA Intelligent Learning; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Intelligent Learning that could potentially be significant to ATA Intelligent Learning. Thus, ATA is the primary beneficiary of ATA Intelligent Learning.

Accordingly, the financial statements of ATA Intelligent Learning are consolidated in the Company’s consolidated financial statements. Under the terms of the VIE Agreements, ATA Intelligent Learning’s nominee shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to ATA. All of the equity (net assets) and net incomes or losses of ATA Intelligent Learning are attributed to ATA.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA Testing lent to ATA Intelligent Learning’s nominee shareholders, Mr. Kevin Xiaofeng Ma, and Mr. Haichang Xiong, interest free loans in the amount of RMB 10.0 million for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. The nominee shareholders of ATA Intelligent Learning can only repay the loans by transferring all of their legal ownership interest in ATA Intelligent Learning to ATA Testing or to a third party designated by ATA Testing. The nominee shareholders of ATA Intelligent Learning are required to pay to ATA Testing all dividends received from ATA Intelligent Learning. The initial terms of the loans are ten years, which may be extended upon the written agreement of ATA Testing and ATA Intelligent Learning’s nominee shareholders. The approval of ATA Intelligent Learning is not required for the renewal of the loan agreements nor can ATA Intelligent Learning terminate the loan agreement during the contract term. ATA Testing lent RMB 1.0 million on March 15, 2018 and RMB 9.0 million on December 28, 2018. As of December 31, 2018, the remaining terms of the loan agreements are 9.2 years and 10.0 years for the loans of RMB 1.0 million and RMB 9.0 million, respectively, assuming no renewal of the agreement. On March 19, 2019, ATA Testing, ATA Intelligent Learning and each of the nominee equity shareholders of ATA Intelligent Learning entered into a supplementary agreement to the VIE agreements, pursuant to which the aggregate amount of loans made by ATA Testing to the shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning was increased from RMB 10.0 million to RMB 30.0 million with all other terms and conditions under the VIE Agreements remain unchanged.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Exclusive technical consulting and services agreement: ATA Testing has the sole and exclusive right to provide specified technology consulting and services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Testing in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Testing. The consulting fee payable by ATA Intelligent Learning to ATA Testing shall be confirmed by ATA Testing in writing and be calculated based on the actual time spent by ATA Testing in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Testing shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding on a timely basis. This agreement was entered in on March 15, 2018 and shall continue for a period of 30 years from thenon and shall be automatically extended for another 10 years unless ATA Testing gives its written notice terminating this agreement 3 months before the expiration of this agreement.

Call option and cooperation agreement: Pursuant to the call option and cooperation agreement entered into among ATA Testing, ATA Intelligent Learning and its nominee shareholders, when permitted by applicable laws, ATA Testing (or any eligible party designated by ATA Testing) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the nominee shareholders of ATA Intelligent Learning, at a price equal to the sum of the principles of the loans (RMB 10.0 million) from ATA Testing to the nominee shareholders of ATA Intelligent Learning. If ATA Testing elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased over the total share equity or assets. Without the prior written consent of ATA Testing, ATA Intelligent Learning may not sell or otherwise dispose its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the nominee shareholders. ATA Testing is also obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Testing has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses. This agreement shall be effective upon the execution date and remain effective thereafter. This agreement can only be terminated with the unanimous consent of all parties, except that ATA Testing may terminate this agreement with 30 days prior notice to the other parties.

Equity interest pledge agreement: To secure the payment obligations of ATA Intelligent Learning, ATA Intelligent Learning’s nominee shareholders have pledged to ATA Testing their entire equity ownership interests in ATA Intelligent Learning, each of the nominee shareholders of ATA Intelligent Learning has pledged all of his equity interest in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of his obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the nominee shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Testing, as pledgee, will have the right to dispose the pledged equity interests. The nominee shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Testing’s rights relating to the equity pledge should not be suspended or hampered by the nominee shareholders, their successors or their designates. During the term of the equity interest pledge agreement, ATA Testing has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreement shall commence on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Testing enforces the equity interest pledge agreement pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the nominee shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the “Call Option and Cooperation Agreement” and no longer holds any equity interest in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent Administration for Industry and Commerce on April 27, 2018. The registration of the equity pledge enables ATA Testing to enforce the equity pledge against third parties who acquire the equity interests of ATA Intelligent Learning in good faith.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Power of attorney: Pursuant to the irrevocable powers of attorney, each of the nominee shareholders of ATA Intelligent Learning, who signed the power of attorney on March 15, 2018, appointed ATA Testing or any eligible person designated by ATA Testing as his attorney-in-fact to exercise all voting rights and other nominee shareholders rights of ATA Intelligent Learning, including but not limited to appointing or electing on their directors and executive officers. The person designated by ATA Testing is entitled to sign the transfer documents necessary for the fulfilment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the term of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

The Company relies on the VIE Agreements to operate and control ATA Intelligent Learning. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Company with control over ATA Intelligent Learning. Any failure by ATA Intelligent Learning or its nominee shareholders to perform their obligations under the VIE Agreements would have a material adverse effect on the financial position and financial performance of the Company. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

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

•      require the Company to restructure its corporate and contractual structure;

•      take other regulatory or enforcement actions that could be harmful to the Company’s business.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements upon a breach, causes the Company to lose its ability to direct the activities of ATA Intelligent Learning or receive substantially all the economic benefits and residual returns from ATA Intelligent Learning and the Company is not able to restructure its ownership structure and operations in a satisfactory manner, the Company would no longer be able to consolidate the financial results of ATA Intelligent Learning in the Company’s consolidated financial statements. Total assets, total liabilities, equity, revenues, net income and cash flows of the Company would be significantly less than the reported amount in the consolidated financial statements of the Company. In the opinion of management, the likelihood of deconsolidation of ATA Intelligent Learning is remote based on current facts and circumstances.

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma and Mr. Xiong as nominee shareholders on behalf of ATA. Mr. Ma is chairman of the board and director of ATA and Mr. Xiong is general counsel of ATA. Mr. Ma holds over 50% of the total ordinary shares issued and outstanding as of December 31, 2018. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Testing could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Testing. The Company relies on the nominee shareholders, who are ATA’s director and general counsel and who owe a fiduciary duty to ATA, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ATA and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with ATA Intelligent Learning under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as presented below.

The following financial statement amounts and balances of ATA Intelligent Learning were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2018.

December 31, 2018
RMB
Cash	25,369,355
Prepaid expenses and other current assets	32,860
Total current assets	25,402,215
Long-term investment	5,919,198
Property and equipment, net	8,382
Total assets	31,329,795

Accrued expenses and other payables	455,577
Amounts due to a related party (i)	28,000,000
Total current liabilities	28,455,577
Total liabilities	28,455,577

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Year ended December 31, 2018
RMB
Net revenues	—
Net loss	(7,125,782)

Year ended December 31
2018
RMB
Net cash used in operating activities	(172,145)
Net cash used in investing activities (ii)	(12,458,500)
Net cash received from financing activities (ii)	38,000,000

(i) Amounts due to a related party represent the amount due to ATA Testing, which are eliminated on consolidation.

(ii) RMB 12,450,000 of net cash used in investing activities and RMB 38,000,000 of net cash received from financing activities were related to the transactions with ATA subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of ATA Intelligent Learning and can have assets transferred out of ATA Intelligent Learning. Therefore, the Company considers that there are no assets in ATA Intelligent Learning that can be used only to settle obligations of ATA Intelligent Learning, except for the registered capital amounting RMB 10.0 million as of December 31, 2018. None of the assets of ATA Intelligent Learning has been pledged or collateralized. The creditors of ATA Intelligent Learning do not have recourse to the general credit of ATA Testing or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents balances include deposits in:

	December 31, 2017	December 31, 2018
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	34,656,651	143,760,647
— Denominated in U.S. Dollar (“USD”)	731	34

Total cash balances held at mainland PRC financial institutions	34,657,382	143,760,681

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	503	672
— Denominated in Hong Kong Dollar (“HKD”)	9,725,249	8,064,121
— Denominated in USD	8,922,062	38,358,069
— Denominated in Great Britain Pound	173,298	402,799

Total cash and cash equivalents balances held at HKSAR financial institutions	18,821,112	46,825,661

Total cash and cash equivalents balances held at financial institutions	53,478,494	190,586,342

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB 500,000. The bank deposits with financial institutions in the HKSAR are insured by the government authority up to HKD 500,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HKSAR with acceptable credit rating.

(2)                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                 Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, in which ATA, directly or indirectly, has a controlling financial interest and its variable interest entity, or VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Non-redeemable non-controlling interests are separately presented as a component of equity in the consolidated financial statements.

(b)                 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On June 1, 2017, the Company declared a change in the fiscal year end from March 31 to December 31. As a result, the Group has presented the nine-month period ended December 31, 2017 as its transition period, which impacts the comparability of the Group’s results between the transition period and the full years ended March 31, 2017 and December 31, 2018.

Due to the ATA Online Sale Transaction, which represented a strategic shift and had a major effect on the Group’s result of operations, revenues, costs and expenses related to ATA Online Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of ATA Online Business as of December 31, 2017 were reclassified separately from other assets and liabilities of the Group on the consolidated balance sheets. Refer to note 1 and note 21.

(c)                  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the fair values of share-based payments and available-for-sale investment, the collectability of accounts receivable, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, goodwill and long-term investments. Actual results could differ from those estimates.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(d)                 Foreign currency

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company, ATA BVI and Xing Wei’s functional currency is USD. The functional currency of the Company’s PRC subsidiaries is RMB.

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

Assets and liabilities of the Company, ATA BVI and Xing Wei are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive loss within equity. Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, the 2018 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 6.8755, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2018.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

(g)                 Revenue recognition

Periods prior to January 1, 2018

Prior to January 1, 2018, the Group’s revenues are principally derived from the provision of testing services and online education services. The Group recognizes revenues when all of the following have occurred:

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

iii)               Other revenue

a)                 Licensing fees from authorized test centers

The Group receives a fixed fee for a perpetual license that provides authorized test centers the right to use the Group’s brand name and e-testing platform.

The Group is obligated to provide training and support to authorized test centers’ staff. Fixed fees for perpetual licenses are recognized on a straight-line basis over the expected licensing period of 10 years, which is the period the Group is expected to have continuing involvement with the authorized test centers. Management estimates the expected licensing period based on its historical retention experience, factoring in the expected level of future competition, the risk of technological obsolescence, technological innovation, and expected changes in the education training environment.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

Periods commencing January 1, 2018

Since the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) starting from January 1, 2018, the Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes). For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

Revenues generated from ATA Online Business, which primarily include testing services and online education services have been classified and reported under discontinued operations for all the periods presented. Refer to note 21.

i)                 Testing services

The Group derives revenues by providing testing services to the test takers for customers. Testing services revenues are recognized upon the completion of the exam by the test takers when the control over the service has been transferred to customers.

ii)              Online education services

The Group provides an online platform for students to conduct continuing education. The platform entitles students to access online education services during a specified service period (the “subscription period”). The Group determines that the customer simultaneously receives and consumes benefits provided by the Group’s performance as the Group performs during the term of the contract and the earning process is straight-line. Service fees are initially recorded as deferred revenue and are recognized as revenue on a straight-line basis over the subscription period.

iii)           K12 education assessment services

The Group derives revenues by providing the assessment reports for the test takers to customers. Revenues from education assessment services are recognized when the Group delivers the reports to customers, which is when the control over the report has been transferred to customers. Fees received in advance are recorded as deferred revenue, which is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration.

iv)          Other revenue

a)             Content development revenue

The Group derives content development revenue by designing test model and providing the developed content to customers. Revenues from content development are recognized when the Group delivers the developed content to customers, which is when the control over the contents has been transferred to customers.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

v)             Value added tax (“VAT”)

Revenue is recognized net of VAT. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.

(h)                 Cost of revenues

Cost of revenues consists primarily of content development costs, amortized expenses of education assessment caseware, payroll compensation, and other related costs, which are directly attributable to the rendering of various services.

(i)                    Research and development costs

Research and development costs primarily consist of cost incurred over software developed for internal use and software developed for sale.

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

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(j)                    Lease

Operating lease

The Group leases offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There is no contingent rent in the lease agreements. The lease terms range between 12 and 36 months. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

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

(k)                 Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax status is recognized in income in the period that includes the enactment date or the date of change in tax status. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

A deferred tax liability is not recognized for the excess of the Company’s financial statement carrying amount over the tax basis of its investment in a foreign subsidiary, if there exists specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrates that remittance of the earnings will be postponed indefinitely.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively in the consolidated statements of comprehensive income (loss).

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(l)                    Share-based payment

The Group measures the cost of employee share options and non-vested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. Awards granted to employees with performance conditions are measured at fair value on the grant date, when the employees know the specific performance target assuming all other conditions necessary for a grant have been met, and are recognized as compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

When there is a modification of the terms and conditions of an award of equity instruments, the Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellations in the vesting period are treated as an acceleration of vesting, and recognized immediately for the amount that would otherwise have been recognized for services over the vesting period.

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

(m)           Cash, cash equivalents and short-term loan

Cash and cash equivalents consist of cash in banks and highly liquid investments with original maturity less than three months.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group adopted the new standards starting from January 1, 2018 and applied a retrospective transition method to each period presented. As a result of adoption, the Group has included RMB 30,000,000 of restricted cash in the beginning-of-period and end-of-period cash and cash equivalents balance on the consolidated statement of cash flows for the year ended March 31, 2017 and the nine-month period ended December 31, 2017 and the consolidated statement of cash flows was retrospectively adjusted by excluding the increase of restricted cash of RMB 30,000,000 from cash flows from financing activities for the year ended March 31, 2017 and the decrease of restricted cash of RMB 30,000,000 from cash flows from financing activities for the nine months ended December 31, 2017.

In June 2018, the president and director of ATA Inc., Jack Huang, entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital of ATA Testing. The Facility is pledged by the real estate property of Gongyuan 16th floor owned by ATA Testing, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Testing and China Minsheng Bank Beijing Branch. Jack Huang and ATA Testing also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Testing and the interests of these drawdowns will be fully paid by ATA Testing. ATA Testing shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Testing has received a total of RMB 15,000,000 drawdowns and this loan has been fully repaid on October 15, 2018. On April 12, 2019, the real estate property of Gongyuan 16th floor was released from pledge and the Facility was terminated correspondingly.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

Other equity investments

Prior to January 1, 2018, the Group accounted for other equity investments without a readily determinable fair value using the cost method. In connection with the adoption of ASC321 Investment—Equity securities as of January 1, 2018, the Group have elected to measure such investments at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. The Group considers information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period, and written down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity security without a readily determinable fair value is impaired, the Group includes an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

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

Depreciation is recognized over the following useful lives in straight-line method, taking into consideration the assets’ estimated salvage value:

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

(r)                   Impairment of long-lived assets, excluding goodwill

Long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment loss of intangible assets was recognized for the year ended March 31, 2017, the nine months ended December 31, 2017 and the year ended December 31, 2018.

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

Annual impairment review over goodwill was performed at March 31 before the change of fiscal year end and was performed at December 31 after the change of fiscal year end, and when a triggering event occurs between annual impairment tests. No impairment loss of goodwill was recorded for the nine months ended December 31, 2017.

The goodwill was acquired in connection with the computer-based testing services previously provided by ATA Online under the discontinued operations, and disposed in conjunction with the completion of the ATA Online Sale Transaction as stated in note 1 and note 21. Therefore goodwill balance was nil as of December 31, 2018.

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

Employee benefit expenses recognized under these plans for the year ended March 31, 2017, nine months ended December 31, 2017, and the year ended December 31, 2018 are allocated to the following expense items:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Cost of revenues	163,981	78,381	79,280
Research and development	2,234,308	2,296,392	3,232,457
Sales and marketing	233,790	334,628	771,479
General and administrative	1,076,740	810,713	1,530,096
Total expense due to employee benefit plans	3,708,819	3,520,114	5,613,312

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

The Group uses income (loss) from continuing operations as the control number in determining whether the potential common shares are dilutive or anti-dilutive.

(v)                  Segment reporting

The Group has one operating segment. Substantially all of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(w)     Discontinued operations

When a component of the Group’s business is sold or expected to be sold during the year, the Group considers whether the criteria of ASC 205-20, Discontinued Operations, has been met, which includes evaluating if the disposal of a component represents a strategic shift that has, or will have, a major effect on the Group.

When a discontinued operation is disposed of before being classified as held for sale, the Company presents the assets and liabilities of the discontinued operation separately from other assets and liabilities on the consolidated balance sheet before the period that includes the disposal.

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

When the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(y)                  Recently issued accounting standards

In February 2016, the FASB issued ASC Topic 842, Leases through ASU No. 2016-02. ASC Topic 842 requires a lessee to recognize all leases, including operating leases, on balance sheet via a right-of-use asset and lease liability, unless the lease is a short-term lease. All (or a portion of) fixed payments by the lessee to cover lessor costs related to ownership of the underlying assets, or executory costs, that do not represent payments for a good or service will be considered lease payments and be reflected in the measurement of lease assets and lease liabilities by lessees. The new standard does not substantially change lessor accounting from current U.S. GAAP. The new standard also requires lessees and lessors to disclose more qualitative and quantitative information about their leases than current U.S. GAAP does. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 (Leases), which provides narrow amendments to clarify how to apply certain aspects of the new lease standard. The new standard is effective for annual reporting periods, and interim periods within those periods, beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, Leases Topic (842): Targeted Improvements. This ASU provides companies an option to apply the transition provisions of the new lease standard at its adoption date instead of at the earliest comparative period presented in its financial statements that is recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, without adjusting the comparative periods presented, as initially required. The Company will adopt the new lease accounting standard as of January 1, 2019 and has elected to apply the transition provisions of the standard on the date of adoption. Accordingly, the Company will not restate prior year comparative periods for the impact of the new lease accounting standard. The Company will elect the package of practical expedients permitted under the transition guidance within the new lease accounting standard. In addition, for leases with a term of 12 months or less, an election was made not to recognize lease assets and lease liabilities. The Company anticipates that the adoption of the new lease accounting standard will result in the recognition of right-of-use assets and lease liabilities of approximately RMB 3.5 million and RMB 3.0 million, respectively, at January 1, 2019, consisting primarily of operating leases relating to real estate. The Company does not anticipate that the new lease accounting standard will materially impact its consolidated statements of operations or consolidated statements of cash flows in periods subsequent to adoption. The aforementioned estimates related to the adoption of the new lease accounting standard are based on the Company’s assessment and best estimates to date.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820); Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact, if any, that may have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the use of an “expected credit loss” impairment model for most financial assets reported at amortized cost, which will require entities to estimate expected credit losses over the lifetime of the instrument. This may result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, an allowance for credit losses will be recognized as a contra account to the amortized cost carrying value of the asset rather than a direct reduction to the carrying value, with changes in the allowance impacting earnings. In November 2018, the FASB issued ASU No. 2018-19 “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20, but instead should be accounted for in accordance with Topic 842, Leases. ASU No. 2016-13 is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted in annual and interim reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first effective reporting period. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”, in January 2017. Under current guidance, goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill by following procedures that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the new amendments, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments are effective for annual and interim reporting periods beginning after December 15, 2019 and are not expected to have a significant effect on the Company’s consolidated financial statements.

(3)                 LOAN RECEIVABLE

On March 26, 2018, ATA announced entering into a framework agreement to invest in Beijing Biztour International Travel Service Co., Ltd. (“Beijing Biztour”). The loan receivable at December 31, 2018 was a one-year loan of US$2 million at an annual interest rate of 8.0% that ATA provided to Beijing Biztour. The loan became overdue on April 6, 2019 based on the agreement.

(4)                 LONG-TERM INVESTMENTS

Equity method investments

In September 2015, ATA BVI entered into an agreement to purchase 2,156,721 Series AA Preferred Shares issued by Brilent Inc. (“Brilent”) at a price of $0.6955 per Series AA Preferred Shares with a total consideration of USD 1.5 million. Brilent is a service provider with an easy to use SaaS (Software as a Service) based in the United States. ATA BVI held 15.47% equity interest of Brilent and one board seat out of six. The investment is accounted for under the equity method as ATA BVI is able to exercise significant influence through its board seat. The Company recognized its share of loss from this equity investment of RMB 2,837,834, RMB 1,395,234 and nil for the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018, respectively.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Management evaluated whether there was other than temporary impairment based on the facts, including recent financing activities, projected and historical financial performance. Brilent encountered severe shortage of working capital resulted from continuous negative operating cash flows and turnover of key personnel in the fourth quarter of 2017. Management considered there was other than temporary impairment for the investments in Brilent and recognized the impairment loss of RMB 4,757,972 to reduce the investment to zero, therefore, the investment balance in Brilent was nil as of December 31, 2017 and 2018.

Other equity investments

	December 31, 2017	December 31, 2018
	RMB	RMB
Beijing Empower Education Online Co., Ltd.	38,000,000	38,000,000
ApplySquare Education & Technology Co., Ltd.	19,721,700	22,471,700
Beijing GlobalWisdom Information Technology Co., Ltd.	12,300,000	5,919,198
Total other equity investments	70,021,700	66,390,898

During the year ended March 31, 2017, the Group entered into shares purchase agreements to acquire 8.33% equity interest of Beijing Empower Education Online Co., Ltd. (“EEO”), 9% equity interest of ApplySquare Education & Technology Co., Ltd (“ApplySquare”), and 8.2% equity interest of Beijing GlobalWisdom Information Technology Co., Ltd. (“GlobalWisdom”), by paying cash consideration of RMB 32,500,000, USD 3,000,000 (equivalent to RMB 19,721,700), and RMB 12,300,000 respectively. ATA accounted for these investments as other equity investments using the cost method of accounting prior to January 1, 2018 in accordance with ASC325, Investments—Others, since these investments are not in-substance common stock due to the liquidation preference feature, and do not have readily determinable fair value. In connection with adoption of ASC321 Investment—Equity securities effective January 1, 2018, The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

In April 2017, ATA entered into a capital increase agreement to make an additional investment of RMB 5,500,000 in EEO. The consideration has been paid to EEO in June 2017. After this additional investment, ATA invested a total of RMB 38,000,000 in EEO, and accounted for the investment under cost method in accordance with ASC325, Investments—Others as of December 31, 2017, since the investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value. ATA did not identify any observable price changes requiring an adjustment to the investment in EEO for the year ended December 31, 2018.

On June 20, 2018, ApplySquare entered into a new financing agreement with a group of new investors. After Applysquare’s new financing, ATA’s equity shares decreased from 9% to 7.95% and ATA still has the right to appoint one director. The new financing provided the observable price for ATA’s investment and ATA engaged a third party appraiser to evaluate this investment’s carrying amount based on the observable price, and recognized a gain of RMB 2,750,000 from the change in fair value. ATA accounts for the investment in ApplySquare at cost adjusted for observable price changes for the year ended December 31, 2018.

On July 26, 2017, GlobalWisdom entered into a new financing agreement with new investors. After GlobalWisdom’s new financing, ATA’s equity shares decreased to 6.8345% and ATA still has the right to appoint one director. Because these investment terms contain substantive liquidation preference over common stock that are not available to common shareholders, these investments are not substantially similar to common stock and ATA accounted for the investment under cost method in accordance with ASC325, Investments—Others as of December 31, 2017. As of December 31, 2018, ATA made a qualitative assessment and identified that GlobalWisdom failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. ATA engaged a third party appraiser to evaluate the fair value of the investment in GlobalWisdom as of December 31, 2018 and recorded an impairment of RMB 6,380,802 based on the valuation result.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The Group determined that it was not practicable to estimate fair value of cost method investments as of December 31, 2017, because the sales prices or bid-and-asked quotations of the equity interests of these entities are not currently available and the cost of obtaining an independent valuation appears excessive considering the materiality of the investments to the Group. The Group recognized the cost of these investments at cash consideration and accounted for the investment by the cost method in accordance with ASC 325, Investments-Other as of December 31, 2017.

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

For the year ended March 31, 2017, RMB 568,320 was recognized as interest income in consolidated statements of comprehensive income (loss). The investment is classified as available-for-sale investment and is measured at fair value as of the balance sheet date. Unrealized holding loss of RMB 553,870 was reported in other comprehensive income (loss) for the year ended March 31, 2017. The Company determined the fair value of the Notes as of March 31, 2017 to be USD 1,504,000 (RMB 10,376,547). As a result of recent development of Brilent Inc., management considered that there was other than temporary impairment of this investment and recorded an impairment loss of the Notes of USD 1,504,000 (RMB 10,458,538) as of December 31, 2017. The unrealized loss of the Notes of RMB 553,870 has been reclassified to profit and loss correspondingly. Due to the above impairment recognized in the nine months ended December 31, 2017, the net book value of this investment is nil as of December 31, 2017 and 2018.

(5)                 FAIR VALUE MEASUREMENT

The following tables present the placement in the fair value hierarchy of available-for-sale investment that are measured at fair value on a recurring basis at December 31, 2017 and December 31, 2018

Fair value disclosure or measurement at December 31, 2017 and 2018 using
	December 31, 2017 and 2018	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investment:
Convertible promissory note	—	—	—	—

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The following table presents a roll-forward of the fair value of Level 3 available-for-sale investment for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, respectively:

Available-for-sale investment
RMB
Beginning balance as of April 1, 2016	1,938,360
Purchase	7,957,440
Total gain or losses:
Included in net loss	568,320
Included in other comprehensive income	(553,870)
Foreign currency translation adjustment	466,297
Ending balance as of March 31, 2017	10,376,547
Total gain or losses:
Included in net income	(10,458,538)
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax	553,870
Foreign currency translation adjustment	(471,879)
Ending balance as of December 31, 2017 and December 31, 2018	—

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value on a non-recurring basis at December 31, 2018:

		Fair value disclosure or measurement at December 31, 2018 using
	December 31, 2018	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Other equity investments
ApplySquare Education & Technology Co., Ltd.	22,471,700	—	—	22,471,700
Beijing GlobalWisdom Information Technology Co., Ltd.	5,919,198	—	—	5,919,198

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The other equity investments without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. If an impairment or observable price adjustment is recognized on the equity securities during the period, the Company will classify these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

ApplySquare entered into a new financing agreement with a group of new investors in 2018, which provided the observable price for ATA’s investment and the fair value adjustments are determined primarily based on the market approach as of the transaction date. As a result, the Group recognized a gain of RMB 2,750,000 from the change in fair value for the year ended December 31, 2018.

To estimate the fair value of investment in GlobalWisdom, the Group used Discounted Cash Flow Model (“DCF Model”), which is based on the fair value of the entire invested capital of GlobalWisdom using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. As a result, the Group recorded impairment loss of RMB 6,380,802 for the year ended December 31, 2018.

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2017 and December 31, 2018, respectively.

The Group’s financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, loan receivable and accrued expenses and other payables, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

(6)                 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2017	December 31, 2018
	RMB	RMB

Building	53,049,213	53,049,213
Computer equipment	503,411	599,992
Furniture, fixtures and office equipment	1,530,485	1,437,949
Motor vehicles	1,986,506	1,986,506
Software	1,156,779	1,156,779
Leasehold improvements	5,842,420	695,185
	64,068,814	58,925,624
Less: accumulated depreciation and amortization	(21,766,182)	(21,494,883)
Property and equipment, net	42,302,632	37,430,741

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Total depreciation expense recognized for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018 is allocated to the following expense items:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB

Cost of revenues	1,859,678	1,384,157	3,802
Research and development	921,720	641,793	640,372
Sales and marketing	136,243	111,226	122,199
General and administrative	801,952	626,395	417,295
Other operating income, net	—	—	1,782,454
Total depreciation expense	3,719,593	2,763,571	2,966,122

(7)                 GOODWILL AND INTANGIBLE ASSETS, NET

(a)         Goodwill

Goodwill balance before the ATA Online Sale Transaction consisted of RMB 6,880,123 recognized from the acquisition of 5% equity shares of ATA Testing in 2002, RMB 16,542,727 recognized from the acquisition of Beijing Jindixin Software Technology Company Limited (“Beijing JDX”) and JDX Holdings Limited (“JDX BVI”) in February 2009, RMB 7,589,052 recognized from the acquisition of Xing Wei in November 2013 and RMB 997,123 recognized from the acquisition of Beijing Qihuang Huizhi Technology Co., Limited (“Qihuang Huizhi”), majority owned subsidiary of ATA Online acquired in December 2017. The above goodwill represents the benefits and synergies that the acquired businesses are expected to bring to the Company in relation to the computer-based testing services and expand the Company’s customer base and product offering of testing services.

In December 2017, ATA Online acquired 65% equity interest in Qihuang Huizhi, with a total consideration of RMB 650,000, which was fully paid on December 13, 2017. This acquisition was accounted for under the acquisition method and the excess of cost of acquisition and fair value of the non-controlling interests over the fair value of the identifiable net assets of Qihuang Huizhi, is recorded as goodwill of RMB 997,123.

In December 2017, the Company sold the entire 60% equity interest in Beijing Puhua Huitong Education Technology Co., Limited (“Puhua Technology”) for RMB 2,000,000 in cash, and the goodwill of RMB 1,512,081 recognized from the acquisition of Puhua Technology has been disposed correspondingly.

The change in the carrying amount of goodwill is as follows:

RMB

Balance as of March 31, 2017	32,523,983
Less: Disposal of Puhua Technology	(1,512,081)
Add: Acquisition of Qihuang Huizhi	997,123
Balance as of December 31, 2017	32,009,025
Less: Disposal of discontinued operations (Note 21)	(32,009,025)
Balance as of December 31, 2018	—

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(b)         Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2017 and December 31, 2018.

	December 31, 2017
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Education assessment caseware (i)	6,707,547	(961,982)	—	5,745,565	5
Total intangible assets	6,707,547	(961,982)	—	5,745,565

	December 31, 2018
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Education assessment caseware (i)	9,251,887	(2,430,708)	—	6,821,179	5
Software platform of Project Shuang Chuang (ii)	10,844,339	(542,940)	—	10,301,399	5
Total intangible assets	20,096,226	(2,973,648)	—	17,122,578

Amortization expenses for intangible assets recognized as cost of revenues and selling expenses were RMB 208,868, RMB 753,114 and RMB 2,011,666 for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, respectively.

(i) Education assessment caseware is the test content purchased for the Company’s strategic K-12 academic assessment business, which includes three subjects of Literature, Mathematics and English over six grades of junior and senior high school.

(ii) Software platform of Project Shuang Chuang is the software platform purchased from a third party for providing vocational assessment and training services that focuses on the innovation related competencies of college students.

As of December 31, 2018, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2019	4,023,583
2020	4,023,583
2021	4,023,583
2022	3,061,602
2023	1,990,227

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(8)                 ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2017	December 31, 2018
	RMB	RMB
Accrued payroll and welfare	7,932,653	8,934,828
Payables of test monitoring fees	2,452,035	2,432,153
Other current liabilities	17,633,833	6,744,958
Total accrued expenses and other payables	28,018,521	18,111,939

Other current liabilities as of December 31, 2018 mainly include lessees’ rental deposits, accrued traveling, meeting and other operating expenses. Other current liabilities as of December 31, 2017 primarily include accrued professional service fees.

(9)                 CHANGE IN FISCAL YEAR END

During the nine-month period ended December 31, 2017, the Group changed its fiscal year end to December 31, effective December 31, 2017.

The consolidated financial statements for the nine-month period ended December 31, 2017 is not comparable to that as of and for the twelve months ended December 31, 2018. For comparison purposes, the Group included the selected data from unaudited consolidated income statement for the twelve-month period ended December 31, 2017 per below:

	Twelve months ended December 31,
	2017	2018
	RMB	RMB

Net revenues	7,389,371	1,338,592
Cost of revenues	4,957,647	4,251,451
Gross profit (loss)	2,431,724	(2,912,859)
Operating expenses	74,104,081	68,672,509
Other operating income, net	—	3,793,418
Loss from operations	(71,672,357)	(67,791,950)
Other loss, net	(16,427,003)	(261,524)
Loss from continuing operations before income taxes	(88,099,360)	(68,053,474)
Income tax benefit	(591,290)	—
Loss from continuing operations, net of income taxes	(87,508,070)	(68,053,474)
Income from discontinued operations, net of income taxes	61,431,845	918,654,979
Net income (loss)	(26,076,225)	850,601,505

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(10)          NET REVENUES

The components of net revenues for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, are as follows:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
K12 education assessment services revenue	235,849	349,057	944,340
Other revenue	8,595,541	4,836,765	394,252
Net Revenues	8,831,390	5,185,822	1,338,592

Other revenue primarily includes rental income for reporting periods prior to January 1, 2018 and content development services after January 1, 2018.

The Group adopted ASC 606, Revenue from Contracts with Customers from January 1, 2018. The Group has applied the modified retrospective method starting on January 1, 2018 and conducted a review and evaluation over all the contracts that are not completed on January 1, 2018 and concluded that there is nil impact on the retained earnings as of January 1, 2018 as a result of the adoption of new revenue guidance.

Results for reporting periods after January 1, 2018 are presented in accordance with the new revenue guidance, while prior period amounts are not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition.

For the year ended March 31, 2017 and nine months ended December 31, 2017, RMB 7,181,226 and RMB 4,041,142 rental income were recorded under net revenues respectively. For the year ended December 31, 2018, rental income of RMB 5,943,984 netting relevant costs was classified as “other operating income, net” as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018. Net revenues for the year ended December 31, 2018 would have increased by RMB 5,943,984 if the Group had not adopted ASC 606, Revenue from Contracts with Customers.

(11)          INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable year ended March 31, 2017, nine months ended December 31, 2017 and the taxable year ended December 31, 2018. Accordingly, no provision for Hong Kong profits tax was required. PRC income tax arising from disposal of investment in a prior subsidiary, Zhongxiao Zhixing, which was previously operating in PRC, was filed and paid during the taxable year ended December 31, 2018. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

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

In December 2009, Muhua Shangce received approvals from the tax authority that it qualified as an HNTE. The certificate entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2009 to December 31, 2011. In July 2012, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. In October, 2018, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2018 to December 31, 2020.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2017, the Company has accrued withholding tax of RMB 22,797,747 on undistributed earnings of RMB 227,977,473 generated by its PRC consolidated entities since January 1, 2008. As of result of the ATA Online Sale Transaction, the withholding tax of RMB 22.8 million accrued from the disposed entities in the PRC has been recorded under discontinued operations. Refer to note 21. As of December 31, 2018, the Company has not provided for income taxes on earnings of RMB 71,323,502 generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 7,132,350.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Loss from continuing operations before income taxes were generated in the following jurisdictions:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(13,353,444)	(39,725,254)	(29,296,296)
PRC	(44,835,406)	(35,150,223)	(39,680,573)
Hong Kong	(33,943)	(37,472)	923,395
Loss before continuing operations before income taxes	(58,222,793)	(74,912,949)	(68,053,474)

Income tax expense recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
PRC
Current income tax benefit	(591,290)	—	—
Deferred income tax expense (benefit)	2,109,096	(2,109,096)	—
Total income tax expense (benefit)	1,517,806	(2,109,096)	—

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018 to earnings before income taxes due to the following:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Computed “expected” income tax expense	(14,555,699)	(18,728,237)	(17,013,369)
Increase (decrease) in valuation allowance	11,276,245	9,261,477	(14,570,083)
Entities not subject to income tax	2,118,266	8,244,168	4,896,732
Non-deductible expenses
Entertainment	101,297	98,299	255,843
Share-based compensation	1,228,581	1,696,514	2,427,342
Bad debt loss	26,976	(96,683)	25,206
Additional deduction of research and development costs	(1,369,974)	(951,062)	(447,525)
Withholding tax related to undistributed earnings	2,109,096	(2,109,096)	—
Gain from discharge of intercompany payables (a)	—	—	25,594,493
Investment loss from sale of non-redeemable non-controlling interests (b)	—	—	(1,725,000)
Other	583,018	475,524	556,361
Actual income tax expense (benefit)	1,517,806	(2,109,096)	—

(a) The gain from discharge of intercompany payables represents the gain recognized from the discharge of payables of ATA Testing due to ATA Learning, Zhongxiao Zhixing and ATA BVI. These payables were waived in accordance with the terms agreed in the ATA Online Sale Transaction.

(b) The investment loss from sale of non-redeemable non-controlling interests represents the investment loss recognized from the transfer of 24% equity shares of Muhua Shangce to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) (“Limited Partnership”) from ATA Testing. Refer to note 12.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2018
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	32,272,023	14,082,622
Impairment loss of long-term investments	—	4,132,700
Accrued expenses and other payables	3,097,047	2,946,135
Property and equipment, net	226,604	551,634
Donation	250,000	250,000
Total gross deferred income tax assets	35,845,674	21,963,091
Less: valuation allowance	(35,845,674)	(21,275,591)
Total deferred income tax assets, net	—	687,500
Deferred income tax liabilities:
Change in fair value of long-term investment	—	687,500
Total gross deferred income tax liabilities	—	687,500

Net deferred income tax assets	—	—
Net deferred income tax liabilities	—	—

The movements of the valuation allowance are as follows:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Balance at the beginning of the period	15,307,952	26,584,197	35,845,674
Additions	11,276,245	9,261,477	11,024,410
Reduction due to gain from discharge of intercompany payables	—	—	(25,594,493)
Balance at the end of the period	26,584,197	35,845,674	21,275,591

As of December 31, 2018, the valuation allowance of RMB 21,275,591 was related to the deferred income tax assets of PRC entities which were in loss position. As of December 31, 2018, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

As of December 31, 2018, the Group had tax loss carry forwards for PRC income tax purpose of RMB 56,330,488 of which RMB 1,478,092, RMB 2,077,750, RMB 1,593,134, RMB 10,761,200, RMB 24,885,644 and RMB 15,534,668 will expire if unused by December 31, 2023, 2024, 2025, 2026, 2027 and 2028, respectively.

For the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning 2014.

(12)              NON-CONTROLLING INTERESTS

(a) Redeemable non-controlling interests

In February 2017, two third-party investors (“the investors”) acquired 20% of the equity interest of Muhua Shangce at a consideration of RMB 34,000,000. The investors have the right to ask Muhua Shangce to purchase back part or all of the equity interest if Muhua Shangce does not achieve a qualified IPO within 6 years, as defined by the investment agreement, at the redemption price of RMB 34,000,000 plus 8% of interest for the period from February 2017 to the date of redemption. The redeemable non-controlling interest was recorded outside permanent equity on a separate line item named mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets and initially recorded at the carrying value of RMB 34,000,000. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value.

RMB
Balance as of April 1, 2017	—
Add: Capital contribution	34,000,000
Less: Comprehensive loss	(1,444,363)
Accretion of redeemable non-controlling interests	3,748,639
Balance as of December 31, 2017	36,304,276
Less: Comprehensive loss	(3,181,199)
Accretion of redeemable non-controlling interests	6,085,542
Balance as of December 31, 2018	39,208,619

(b) Non-redeemable non-controlling interests

On October 26, 2018, Board of Directors approved that 24% of the equity shares of Muhua Shangce was transferred to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) (“Limited Partnership”) from ATA Testing at a consideration of RMB 1,500,000. The consideration has been fully paid to ATA Testing by the Limited Partnership on December 26, 2018.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(13)              SHARE-BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2018, 6,965,846 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

Under both the 2005 Plan and 2008 Plan (including the original and both versions of the Amendment and Restatement), share options are generally granted with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the option grant. Share options are granted at an exercise price equal to or as an average over a certain number of trading days of the fair market value of the Company’s share at the date of grant and expire 10 years from the grant date.

Under the 2008 Plan (including the original and both versions of the Amendment and Restatement), non-vested shares are generally granted with a graded vesting as to 25% at the end of each year from the grant date over 4 years, or with certain percentage vesting on the grant date or first anniversary of the grant date and the remaining portion vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the grant.

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

In July 2018, 129,168 share options and 1,262,250 non-vested shares were cancelled in connection with the ATA Online Sale Transaction. RMB 6,753,771 compensation costs were accelerated and recognized for the year ended December 31, 2018.

In November 2018, 1,772,584 share options, including 1,215,114 vested share options and 557,470 non-vested share options were cancelled in accordance with the board of directors resolutions. RMB 877,321 of compensation costs were accelerated and recognized for the year ended December 31, 2018.

In November 2018, 1,452,600 share options were issued to certain employees and officers with 4 years’ service condition and annual performance targets for the year 2018, 2019, 2020 and 2021, among which 363,150 share options were granted in November 2018 and the remaining portion will be granted when the employee knows the specific performance target. As the performance condition for the year 2018 was not achieved, no compensation cost was recognized for these share options. In addition, 690,000 share options were granted to employees and officers, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months. The exercise price of these options is USD 0.578 per common share. In addition, 800,000 non-vested shares were granted to directors, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months.

In December 2018, 1,772,584 shares were granted to employees and officers, among which 1,412,336 shares vested immediately on the grant date and the remaining shares vested for a period from January 1, 2019 to September 1, 2021.

A summary of the share options activities for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018 is presented below:

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	years	USD
Outstanding as of March 31, 2016	1,904,067	2.61
Granted	900,000	1.71
Exercised	—	—
Forfeited	(100,000)	1.71
Expired	(253,000)	3.60
Outstanding as of March 31, 2017	2,451,067	2.21
Granted	50,000	2.35
Exercised	—	—
Forfeited	(50,000)	1.71
Expired	(74,000)	3.60
Outstanding as of December 31, 2017	2,377,067	2.18
Granted	1,053,150	0.58
Exercised	(119,792)	1.77
Forfeited	(123,438)	1.71
Cancelled	(1,901,752)	2.13
Expired	(143,023)	3.89
Outstanding as of December 31, 2018	1,142,212	0.67
Vested and expected to vest as of December 31, 2018	1,142,212	0.67	9.71	—
Exercisable as of December 31, 2018	36,978	1.71	8.05	—

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2018, was determined based on the closing price of the Company’s common shares on December 31, 2018.

Information relating to options outstanding and exercisable as of December 31, 2018 is as follows:

Options outstanding as of December 31, 2018			Options exercisable as of December 31, 2018
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
89,062	1.71	8.05	36,978	1.71	8.05
1,053,150	0.58	9.85	—	—	—
1,142,212	0.67	9.71	36,978	1.71	8.05

The Company calculated the fair value of the share options on the grant date, for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018

Expected dividend yield	0%	8.7%	0%
Expected volatility	63%	60%	57%
Expected term	6.08	6.08	5.11/6.11
Risk-free interest rate (per annum)	1.98%	1.96%	3.05%/3.10%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for non-vested share options for the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018 is allocated to the following expense items:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Cost of revenues	—	—	—
Research and development	113,499	476,994	157,355
Sales and marketing	64,856	272,568	70,915
General and administrative	3,771,016	2,353,681	2,024,940
Total share-based compensation expense	3,949,371	3,103,243	2,253,210

As of December 31, 2018, RMB 2,353,574 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 3.54 years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Non-vested shares

A summary of the non-vested shares activities for the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
	USD
Outstanding at March 31, 2016	120,000	2.145
Granted	2,700,000	1.650
Vested	(60,000)	2.145
Forfeited	(60,000)	1.650
Outstanding at March 31, 2017	2,700,000	1.661
Granted	—	—
Vested	(60,000)	2.145
Forfeited	(15,000)	1.650
Outstanding at December 31, 2017	2,625,000	1.650
Granted	2,572,584	0.537
Vested	(2,068,586)	0.872
Forfeited	(71,250)	1.650
Cancelled	(1,262,250)	1.650
Outstanding at December 31, 2018	1,795,498	0.951

The total fair value of shares vested during the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018 was USD 157,176, USD 148,500 and USD 2,591,875 respectively.

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018, the Company withheld 11,624, 11,252 and 93,496 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018 is allocated to the following expense items:

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Cost of revenues	—	—	—
Research and development	118,906	516,339	240,441
Sales and marketing	59,453	258,170	96,058
General and administrative	786,594	2,908,303	7,119,658
Total share-based compensation expense	964,953	3,682,812	7,456,157

As of December 31, 2018, RMB 8,427,757 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 2.57 years.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(14)              COMMON SHARES

The Company’s board of directors approved a share repurchase program on November 1, 2012 to repurchase up to USD 5.0 million worth of its issued and outstanding American Depository Shares (“ADS”) in both open-market and privately negotiated transactions. On January 31, 2013, the Company’s board of director reviewed and approved the continuation of the share repurchase program through May 31, 2013. The Company’s board of directors approved a share repurchase program on August 5, 2014 to repurchase up to USD 5.0 million worth of its issued and outstanding ADSs in open-market through January 31, 2015. The Company’s board of directors approved a share repurchase program on September 24, 2015 to repurchase up to USD 3.0 million worth of its issued and outstanding ADSs in open-market through March 31, 2016. For the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, the Company did not repurchase common shares.

(15)              CASH DIVIDENDS

On June 1, 2017, the Company’s board of directors declared a special cash dividend of USD 0.205 per common share, or USD 0.41 per ADS. The total amount of dividend was RMB 65,698,571 and was paid in cash in June and July 2017.

On August 7, 2018, the Company’s board of directors declared a special cash dividend of USD 3.00 per common share, or USD 6.00 per ADS, subject to the completion of the ATA Online Sale Transaction. The total amount of dividend was approximately RMB 946.6 million and was paid in cash on August 24, 2018 in connection with the final closing of the Transaction.

(16)              STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of December 31, 2017 and December 31, 2018, the PRC consolidated entities had appropriated RMB 62,309,344 and RMB 25,557,266, respectively, to the general reserve fund, which is restricted for distribution to the Company.

(17)              RELATED PARTY TRANSACTIONS

Loan Facility

In June 2018, the president and director of ATA Inc., Jack Huang, entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital of ATA Testing. The Facility is pledged by the real estate property of Gongyuan 16th floor owned by ATA Testing, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Testing and China Minsheng Bank Beijing Branch. Jack Huang and ATA Testing also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Testing and the interests of these drawdowns will be fully paid by ATA Testing. ATA Testing shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Testing has received a total of RMB 15,000,000 drawdowns and this loan has been fully paid back on October 15, 2018. The interest expenses incurred and paid by ATA Testing for the year ended December 31, 2018 was RMB 249,683. On April 12, 2019, the real estate property of Gongyuan 16th floor was released from pledge and the Facility was terminated correspondingly.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Disposal of ATA Online to entities controlled by Management

On August 16, 2018, ATA completed the ATA Online Sale Transaction, among which, 67.5% of the equity interest of ATA Online was transferred to the entity controlled by ATA’s Chairman and Chief Executive Officer Mr. Kevin Xiaofeng Ma and the companies controlled by certain management members of ATA Online. Refer to note 1 and note 21.

Receivable due from shareholder

In May 2015, the Group terminated the VIE agreements with the nominee shareholders of ATA Online. The entire equity interests of ATA Online were transferred from the nominee shareholders to ATA Learning and Zhongxiao Zhixing for a consideration of RMB 10.0 million, equivalent to the amount of the registered capital of ATA Online. As a result, ATA Online became a wholly owned subsidiary of the Group. The consideration was paid to the nominee shareholders. Mr. Haichang Xiong, has transferred his consideration of RMB 1.0 million to Mr. Kevin Xiaofeng Ma on March 29, 2016. The Group received RMB 10.0 million in cash from Mr. Kevin Xiaofeng on June 7, 2017.

Sublease of Jianwai SOHO office to Master Mind

ATA Testing subleased Jianwai SOHO office to an equity investee, Master Mind Education Company (“Master Mind”), with a contract term from May 17, 2015 to May 16, 2020. Since June 2017, Master Mind has encountered severe cash flow and going concern issues and stopped making rent payment to the Company. In February 2018, the sublease agreement was terminated. The Company recognized a total sublease income of RMB 650,478, RMB 207,346 and nil for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018, respectively.

Acquisition of Puhua Technology

On August 31, 2016, ATA Online entered into an agreement to make a 60% equity investment in Puhua Technology with a total cash consideration of RMB 2.0 million. The director of Puhua Technology was a director of ATA learning, who resigned from ATA learning in July 2016.

Disposal of equity interest in ZhiShang to Tianjin Zhishang

On June 27, 2017, ATA Online entered into an agreement to sell a 15% equity interest in Beijing Zhishang Education Technology Ltd. (“Zhishang”) to Tianjin Zhishang Education Technology Limited Partnership (“Tianjin Zhishang”) for a total cash consideration of RMB 1,253,550. The Executive Partner of Tianjin Zhishang is the CEO and a director of ATA Online.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(18)              COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Group entered into non-cancelable operating leases, primarily for office space, for initial terms of 12 to 36 months.

Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2018 are:

Minimum
Lease Payments Amount
RMB
Year ended December 31:
2019	2,959,829
2020	346,745
2021	—
2022	—
2023	—
3,306,574

Rental expense for operating leases (except leases with a term of one month or less that are not renewed) for the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018 were RMB 6,089,419, RMB 4,772,679 and RMB 2,717,234 respectively.

(b) Other commitments

On April 27, 2017, the Group entered into a five-year agreement with Tsinghua University, under which ATA will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million, out of which RMB 30.0 million will be paid in the following three years.

The future minimum payments under the non-cancelable agreements as of December 31, 2018 are:

Required Payments Amount
RMB
Year ended December 31:
2019	10,000,000
2020	10,000,000
2021	10,000,000
2022	—
2023	—
30,000,000

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(19)              OPERATING LEASES

Minimum rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Lease

	December 31, 2017	December 31, 2018
	RMB	RMB
Building	53,049,213	53,049,213
Less: Accumulated depreciation	(15,149,677)	(16,932,130)
	37,899,536	36,117,083

Rentals under Operating Lease

Future minimum rental income under non-cancelable operating lease as of December 31, 2018 are:

Minimum
Rentals Amount
RMB
Year ended December 31:
2019	3,630,265
2020	598,355
2021	—
2022	—
2023	—
4,228,620

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(20)              EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Twelve months ended March 31,	Nine months ended December 31,	Twelve months ended December 31,
	2017	2017	2018
	RMB	RMB	RMB
Numerator:
Net earnings (loss) attributable to ATA Inc.	(9,716,002)	29,633,544	854,925,914
Dividends paid to participating securities	—	(3,749,630)	(13,249,006)
Redeemable non-controlling interest redemption value accretion	—	(3,748,639)	(6,085,542)
Net earnings (loss) available to common shareholders	(9,716,002)	22,135,275	835,591,366
Denominator:
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	45,772,916	45,793,127	45,796,886
Denominator for diluted earnings (loss) per share	45,772,916	45,793,127	45,796,886
Basic loss per common share from continuing operations	(1.31)	(1.72)	(1.81)
Diluted loss per common share from continuing operations	(1.31)	(1.72)	(1.81)
Basic earnings per common share from discontinued operations	1.10	2.20	20.06
Diluted earnings per common share from discontinued operations	1.10	2.20	20.06
Basic earnings (loss) per common share attributable to ATA Inc.	(0.21)	0.48	18.25
Diluted earnings (loss) per common share attributable to ATA Inc.	(0.21)	0.48	18.25

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the year ended March 31, 2017, nine months ended December 31, 2017 and year ended December 31, 2018, because their effect is anti-dilutive:

	Twelve months ended March 31,	Nine months ended December 31,	Twelve months ended December 31,
	2017	2017	2018
Shares issuable under share options	2,451,067	2,377,067	1,142,212

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

(21)              DISCONTINUED OPERATIONS

On August 16, 2018, ATA completed the ATA Online Sale Transaction, among which, 17.5% of the equity interest of ATA Online was transferred directly and indirectly to two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing (the “CDH Entities”), for a consideration of USD 35.0 million, 16.5% of the equity interest of ATA Online was transferred to three holding companies controlled by certain management members of ATA Online (the “Management Entities”), for a consideration of USD 33.0 million, 15% of the equity interest of ATA Online was transferred to Zhuhai Lihonghuaying Equity Investment Partnership (Limited Partnership), a China-based entity principally engaged in private equity investments, or the LHHY Entity, for a consideration of USD 30.0 million, and 51% of the equity interest of ATA Online was transferred indirectly to New Beauty Holdings Limited, a company controlled by Kevin Xiaofeng Ma, for a consideration of USD 102.0 million.

Upon the final closing of the ATA Online Sale Transaction, a special cash dividend of approximately RMB 946.6 million was distributed on August 24, 2018.

Due to the closing of the Transaction, balance sheet items related to the disposed business lines will no longer be consolidated into ATA’s financial statements since the completion date of the Transaction. For the periods presented, the results of discontinued operations, less applicable income taxes, prior to the disposal date are reported as two separate components of income (loss) on the consolidated statements of comprehensive income (loss) as applicable: 1) Income (loss) from operations of discontinued operations, net of income taxes, and 2) gain from disposal of discontinued operations, net of income taxes.

The major classes of line items constituting operating results of discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows for the year ended March 31, 2017, nine months ended December 31, 2017 and the year ended December 31, 2018.

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Net revenues	463,554,326	484,873,277	194,939,146
Cost of revenues	235,445,230	255,263,889	116,432,436
Operating expenses	99,797,557	101,413,368	104,587,110
Other income (loss)	(41,461,167)	3,962,257	6,929,814
Income (loss) from operations of discontinued operations, before income taxes	86,850,372	132,158,277	(19,150,586)
Income tax expense (benefit)	37,079,180	31,517,344	(199,617)
Income (loss) from operations of discontinued operations, net of income taxes	49,771,192	100,640,933	(18,950,969)
Gain from disposal of discontinued operations, net of income taxes	—	—	937,605,948
Income from discontinued operations, net of income taxes	49,771,192	100,640,933	918,654,979
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(253,405)	(352,101)	(10,608)
Net Income from discontinued operations attributable to ATA Inc.	50,024,597	100,993,034	918,665,587

ATA INC.
Notes to the Consolidated Financial Statements (Continued)

The major classes of line items constituting assets and liabilities of discontinued operations were as follows as of December 31, 2017.

December 31, 2017
RMB
ASSETS
Cash and cash equivalents	202,612,448
Accounts receivable, net	100,052,120
Total current assets	310,014,014
Total assets	389,565,182

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other payables	54,096,372
Total current liabilities	111,721,090
Total liabilities	137,019,657

The condensed cash flows of the discontinued operations were as follows for the year ended March 31, 2017, nine months ended December 31, 2017, and the year ended December 31, 2018.

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	80,794,278	133,225,150	(25,108,520)
Net cash used in investing activities	(14,060,170)	(22,052,885)	(8,666,299)
Net cash used in financing activities	—	(93,811,830)	(21,098,633)

(22)              SUBSEQUENT EVENTS

Investment in Xiaozhi

In December 2018, ATA entered into shares purchase agreement to acquire 20% equity interest of Beijing Xiaozhi Education Technology Co., Ltd. (“Xiaozhi”) by investing cash of RMB 6,000,000. According to the shares purchase agreement, ATA has the right to appoint one director. The consideration of RMB 6,000,000 was fully paid to Xiaozhi in January 2019.

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

(23)              ATA INC. (“Parent Company”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	USD
Cash and cash equivalents	1,807,629	15,396,381	2,239,311
Prepaid expenses and other current assets	2,955	3,104	451
Loan receivable	—	14,532,685	2,113,691
Investments in subsidiaries	374,906,204	247,870,563	36,051,277
Total assets	376,716,788	277,802,733	40,404,730

Accrued expenses and other current liabilities	11,987,350	1,985,894	288,836
Total liabilities	11,987,350	1,985,894	288,836

Common shares	3,534,871	3,534,871	514,126
Treasury shares	(27,737,073)	(27,737,073)	(4,034,190)
Additional paid in capital	389,897,690	410,195,990	59,660,532
Accumulated other comprehensive loss	(26,850,955)	(38,288,364)	(5,568,813)
Retained earnings (accumulated deficit)	25,884,905	(71,888,585)	(10,455,761)
Total shareholders’ equity	364,729,438	275,816,839	40,115,894
Total liabilities and shareholders’ equity	376,716,788	277,802,733	40,404,730

Condensed Statements of Comprehensive Income (Loss)

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018	2018
	RMB	RMB	RMB	USD

Operating expenses	(3,818,608)	(14,273,099)	(4,963,891)	(721,967)
Investment income (loss)	(6,587,058)	40,802,611	852,782,280	124,032,038
Interest expense	(75,918)	(52,074)	(446)	(65)
Interest income	568,503	15,394	1,306,567	190,032
Foreign currency exchange gains (losses), net	197,079	(607,927)	(284,138)	(41,326)
Earnings (loss) before income taxes	(9,716,002)	25,884,905	848,840,372	123,458,712
Income tax expense	—	—	—	—
Net income (loss)	(9,716,002)	25,884,905	848,840,372	123,458,712
Other comprehensive income (loss)	104,358	(1,781,184)	(11,437,409)	(1,663,502)
Comprehensive income (loss)	(9,611,644)	24,103,721	837,402,963	121,795,210

ATA INC.

Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Twelve months ended March 31	Nine months ended December 31	Twelve months ended December 31
	2017	2017	2018	2018
	RMB	RMB	RMB	USD
Net cash used in operating activities	(2,858,989)	(5,003,772)	(29,996,291)	(4,362,779)
Cash flows from investing activities :
Cash received from subsidiaries	400,783	73,178,416	1,001,941,215	145,726,306
Loan lent to Beijing Biztour	—	—	(13,745,856)	(1,999,252)
Net cash provided by investing activities	400,783	73,178,416	988,195,359	143,727,054

Cash flows from financing activities :
Cash received for exercise of share options	—	—	1,433,441	208,485
Special cash dividend	—	(65,698,571)	(946,611,803)	(137,678,977)
Net cash used in financing activities	—	(65,698,571)	(945,178,362)	(137,470,492)

Effect of foreign exchange rate changes on cash	31,935	(1,173,526)	568,046	82,619
Net increase (decrease) in cash	(2,426,271)	1,302,547	13,588,752	1,976,402
Cash at beginning of period	2,931,353	505,082	1,807,629	262,909
Cash at end of period	505,082	1,807,629	15,396,381	2,239,311