Form 20-F
period 2019-12-31
ATA Creativity Global
filed 2020-04-28
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-33910

ATA Creativity Global

(Exact Name of Registrant as Specified in Its Charter)

Not applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

c/o 1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

(Address of Principal Executive Offices)

Amy Tung

Chief Financial Officer

ATA Creativity Global

c/o 1/F East Gate, Building No. 2, Jian Wai Soho,

No. 39 Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

Telephone: +8610-6518-1133

Facsimile: +8610-5869-8106

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two common shares, par value $0.01 per share	AACG	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

63,459,214 common shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•

we changed our fiscal year end from March 31 to December 31 in June 2017 and filed a transition report on Form 20-F covering the nine-month period from April 1, 2017 through December 31, 2017 (the “Transition Period”). Unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended March 31, and from and after the Transition Period, ended December 31;

•

“we,” “us,” “our company,” “our,” the “Company” and “ACG” refer to ATA Creativity Global, formerly known as ATA Inc., its subsidiaries and its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries as the context requires. On August 16, 2018, we completed the sale of ATA Online (Beijing) Education Technology Co., Ltd., or ATA Online, and its subsidiaries as well as ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, which were former subsidiaries of ACG incorporated under the laws of China and holding companies of ATA Online (collectively referred to as the “ATA Online Business”). After the completion of such sale of the ATA Online Business, ACG’s subsidiaries no longer include ATA Online and its direct shareholding companies, ATA Learning and Zhongxiao Zhixing. In 2019, we completed the acquisition of 100% equity interests in Beijing Huanqiuyimeng Education Consultation Corp., or Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study (the “Huanqiuyimeng Acquisition”). After the completion of the Huanqiuyimeng Acquisition, ACG’s subsidiaries also include Huanqiuyimeng and its subsidiaries.

•	“China,” “Chinese” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;
•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.
•

“credit hour” refers to the standard unit we use to measure educational credit for our portfolio training services (as defined below) and other educational services; each credit hour roughly equals one hour of time committed by our teachers in our portfolio training services and other educational services.

This annual report on Form 20-F includes (i) our audited consolidated statements of comprehensive income (loss) for the nine months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019, (ii) our unaudited financial data of comprehensive income (loss) for the nine months ended December 31, 2016 and the twelve months ended December 31, 2017, and (iii) our audited consolidated balance sheets as of December 31, 2018 and 2019. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “AACG.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;
•	our future prospects and market acceptance of our products and services;
•	our future business development and results of operations;
•	our plans for mergers and acquisitions;
•	the impact of the sale of the ATA Online Business;
•	the impact of the Huanqiuyimeng Acquisition;
•	projected revenues, profits, earnings and other estimated financial information;
•	our plans to expand and enhance our products and services;
•	the potential market size and growth of our products and services;
•	competition in the market for our products and services;
•	Chinese laws, regulations and policies, including those applicable to the education industry, internet content providers and foreign exchange; and
•	the impact of the outbreak of the coronavirus disease (“COVID-19”) and other pandemic or natural disaster.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors,” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

We changed our fiscal year end from March 31 to December 31 in June 2017. The following selected consolidated statements of comprehensive income (loss) data (other than ADS data) for the nine months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019, and the selected consolidated balance sheets data as of December 31, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. The selected consolidated statement of comprehensive income (loss) data for the fiscal year ended March 31, 2017 and the selected consolidated balance sheet data as of March 31, 2017 have been derived from our audited consolidated financial statements for the fiscal year ended March 31, 2017, which are not included in this annual report. The unaudited financial data for the nine months ended December 31, 2016 and the twelve months ended December 31, 2017 are presented solely for the purpose of providing meaningful comparisons with the nine-month period ended December 31, 2017 and the fiscal year ended December 31, 2018, respectively.

On August 16, 2018, we completed the sale of the ATA Online Business, which historically operated our computer-based testing services, online education services and other related services. Consequently, our computer-based testing services, online education services and other related services were accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. As required by U.S. GAAP, we have reclassified the comparative operating results for the discontinued operations for the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017, the fiscal year ended March 31, 2017 and the fiscal year ended December 31, 2018. We have not included the selected financial data for the fiscal year ended March 31, 2016, as providing such information reflecting our discontinued operations on a basis that is consistent with the consolidated financial information presented for the periods ended March 31, 2017, December 31, 2017, 2018 and 2019, would take a significant amount of time and cause us to incur unreasonable effort or expense.

In 2019, we acquired 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China who are interested in applying for overseas art study. We consolidated the financial statements of Huanqiuyimeng and its subsidiaries since August 6, 2019 (the “Acquisition Date”) in this annual report.

The following information should also be read in conjunction with Item 5. “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

	For the Fiscal Year Ended March 31,	For the Nine Months Ended December 31,		For the Twelve Months Ended December 31,	For the Fiscal Year Ended December 31,
	2017	2016	2017	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
	(In thousands, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues	8,831	6,628	5,186	7,389	1,339	97,770	14,044
Gross profit (loss)	4,424	3,392	1,400	2,432	(2,912)	35,856	5,150
Total operating expenses	61,228	47,212	60,088	74,104	68,672	154,216	22,152
Other operating income, net	—	—	—	—	3,793	588	85
Loss from continuing operations	(56,804)	(43,820)	(58,688)	(71,672)	(67,791)	(117,772)	(16,917)
Share of losses of equity method investments	(2,838)	(2,274)	(1,395)	(1,959)	—	(8)	(1)
Impairment loss of long-term investments	—	—	(15,217)	(15,217)	(6,381)	(26,815)	(3,852)
Change in fair value of long-term investment	—	—	—	—	2,750	—	—
Income tax expense (benefit)	1,518	—	(2,109)	(591)	—	(7,150)	(1,027)
Loss from continuing operations, net of income taxes	(59,741)	(45,036)	(72,804)	(87,509)	(68,053)	(134,112)	(19,264)
Discontinued operations:
Income (loss) from operations of discontinued operations, net of income taxes	49,772	88,980	100,641	61,433	(18,951)	—	—
Gain from disposal of discontinued operations, net of income taxes	—	—	—	—	937,606	4,894	703
Income from discontinued operations, net of income taxes	49,772	88,980	100,641	61,433	918,655	4,894	703
Net income (loss)	(9,969)	43,944	27,837	(26,076)	850,602	(129,218)	(18,561)
Net loss attributable to redeemable non-controlling interests from continuing operations	—	—	(1,445)	(1,445)	(3,181)	(2,821)	(405)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	—	—	—	(1,132)	(4,143)	(595)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(253)	(34)	(352)	(571)	(11)	—	—
Net income (loss) attributable to ATA Creativity Global	(9,716)	43,978	29,634	(24,060)	854,926	(122,254)	(17,561)
Net loss from continuing operations attributable to ATA Creativity Global	(59,741)	(45,036)	(71,359)	(86,064)	(63,740)	(127,148)	(18,264)
Net income from discontinued operations attributable to ATA Creativity Global	50,025	89,014	100,993	62,004	918,666	4,894	703
Basic and diluted earnings (losses) per common share attributable to ATA Creativity Global	(0.21)	0.96	0.48	(0.69)	18.25	(2.52)	(0.36)
Basic and diluted earnings (losses) per ADS(1) attributable to ATA Creativity Global	(0.42)	1.92	0.96	(1.38)	36.50	(5.04)	(0.72)

	For the Fiscal Year Ended March 31,	For the Nine Months Ended December 31,		For the Twelve Months Ended December 31,	For the Fiscal Year Ended December 31,
	2017	2016	2017	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
	(In thousands, except for per share and per ADS data)
Basic and diluted losses from continuing operations per common share attributable to ATA Creativity Global	(1.31)	(0.98)	(1.72)	(2.04)	(1.81)	(2.62)	(0.37)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Creativity Global	1.10	1.94	2.20	1.35	20.06	0.10	0.01
Basic and diluted loss from continuing operations per ADS(1) attributable to ATA Creativity Global	(2.62)	(1.96)	(3.44)	(4.08)	(3.62)	(5.24)	(0.74)
Basic and diluted earnings from discontinued operations per ADS(1) attributable to ATA Creativity Global	2.20	3.88	4.40	2.70	40.12	0.20	0.02
Dividends declared per common share	—	—	1.334	1.334	20.384	—	—
Weighted average common shares outstanding
Basic	45,772,916	45,769,707	45,793,127	45,790,562	45,796,886	50,915,710
Diluted	45,772,916	45,769,707	45,793,127	45,790,562	45,796,886	50,915,710

(1)	Each ADS represents two common shares.

	As of March 31,	As of December 31,
	2017	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	37,196	53,478	190,586	154,198	22,149
Current assets of discontinued operations	245,103	310,014	—	—	—
Total current assets	295,945	366,816	213,395	183,560	26,367
Long-term investments	81,051	70,022	66,391	45,726	6,568
Intangible assets, net	3,968	5,746	17,123	135,600	19,478
Goodwill	—	—	—	200,479	28,797
Right-of-use assets	—	—	—	40,786	5,859
Other non-current assets	34,443	4,004	800	16,403	2,356
Non-current assets of discontinued operations	59,771	79,551	—	—	—
Total assets	519,840	568,442	335,139	676,090	97,115
Accrued expenses and other payables	50,681	28,019	18,112	47,747	6,858
Lease liabilities-current	—	—	—	20,556	2,953
Deferred revenues	1,418	2,026	1,634	171,880	24,689
Current liabilities of discontinued operations	47,482	111,721	—	—	—
Total current liabilities	103,030	141,766	19,746	264,816	38,038
Non-current liabilities of discontinued operations	1,732	25,299	—	—	—
Other non-current liabilities	—	—	—	12,500	1,796
Total liabilities	127,383	167,065	19,746	325,558	46,764
Mezzanine equity-redeemable non-controlling interests	—	36,304	39,209	44,896	6,449
Common shares	3,534	3,535	3,535	4,692	674
Retained earnings (accumulated deficits)	38,019	25,885	(71,889)	(200,151)	(28,750)
Total shareholders’ equity attributable to ATA Creativity Global	391,377	364,730	275,817	300,140	43,113
Total shareholders’ equity	392,457	365,073	276,184	305,635	43,902

Exchange Rate Information

We conduct our business primarily in China and substantially all of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.9618 to US$1.00, which was the noon buying rate in effect as of December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Historically, we were dependent on revenues from the ATA Online Business; after the completion of our sale of the ATA Online Business and the Huanqiuyimeng Acquisition, we may not be able to generate sufficient net income from our business operations to sustain our continued expansion.

The ATA Online Business historically represented the principal source of revenues and profit for the Company. On August 16, 2018, we completed the sale of the ATA Online Business which was consequently reclassified as discontinued operations. In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study. After the Huanqiuyimeng Acquisition, our business operations primarily include portfolio training services, educational travel services, overseas study counseling services, other educational services, K-12 education assessment and other services. Given that we have only a short operating history for portfolio training services, educational travel services, overseas study counseling services and other educational services after the acquisition, we cannot assure you that we will be able to generate sufficient net income from our business operations to sustain our continued operations and expansion.

We have a limited operating history in providing our new creative arts related international education services. As a result, it is difficult for us to predict our results of operations and you should not rely on our historical results of operations as an indication of our future financial performance.

After the completion of our sale of the ATA Online Business and the Huanqiuyimeng Acquisition, we shifted our focus from computer-based testing services to creative arts related international education services. Although we have been leveraging our expertise in educational technologies and industry relationships, as well as resources and competencies, to pursue the development and expansion of our newly acquired businesses, given our limited history operating our newly acquired businesses, we may not be able to adapt quickly to such major business changes, compete successfully in new markets, build our brand in new sectors and generate sufficient net income from our new businesses. As a result, it is difficult for us to predict our results of operations with respect to our newly acquired business and you should not rely on our historical results of operations as an indication of our future financial performance.

Failure to develop or market our new businesses could impact our competitive position and have an adverse effect on our financial results.

Our operating results in the future will depend on our ability to develop our new businesses, including our creative arts related international education services and other services, and bring those services to the market. This ability could be adversely affected by difficulties or delays in product development and marketing such as greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of our new products and services. There can be no assurance that any of the products and services we are currently developing or marketing, or could begin to develop or market in the future, will achieve substantial commercial success. If we fail to develop or market our new businesses in the way or on the timeline as we expect, or at all, our growth and financial results will be adversely impacted.

If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, our revenue growth may slow or we may experience a decrease in revenues.

Currently, we are focused on providing creative arts related international education services to high school and undergraduate students. We cannot assure you that a market decline will not happen. A decline in the demand for creative arts related international education services by high school and undergraduate students could negatively affect the demand for our services. Even if the demand for our creative arts related international education services continues to grow, this demand may not grow as quickly as we anticipate. If market acceptance of our creative arts related international education services declines or fails to grow, our revenue growth may slow or we may experience a decrease in revenues.

If we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline and our profitability may be adversely affected.

The success of our business depends primarily on the number of students enrolled in our portfolio training services and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including without limitation our ability to effectively market our services to a broader base of prospective students, develop new services and enhance existing services to respond to changes in market trends and student demands, develop additional high-quality educational content and respond to competitive pressures, and manage our growth while maintaining the consistency of our teaching quality. If we are unable to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.

We depend on our dedicated and capable teachers, and if we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality and our brand, business and results of operation may be materially and adversely affected.

Our teachers are critical for maintaining our service quality, our brand and reputation. It is critical for us to continue to attract qualified teachers who have the relevant art background, professional skills, excellent communication skills and commitment and dedication to creative arts related international education services. We also need to hire teachers who are capable of delivering innovative and inspirational instruction to students. The number of teachers that meet our qualifications is limited and we must provide competitive compensation packages to attract and retain such qualified teachers. We also face increasing competition from our competitors for teachers with good reputations and excellent teaching skills. If we fail to hire and retain qualified teachers, we may not be able to maintain consistent teaching quality and our brand, business and operating results may be materially and adversely affected. Additionally, our teachers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results.

Only around 15% of our teachers are our full-time employees, and the rest are academics from universities and colleges or designers of private studios within their respective specializations who typically work for us on a part-time basis. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

If we fail to build, maintain and enhance the value of our brand, our business may not grow and our financial results may be adversely impacted.

We believe that market awareness of our “ACG” brand is important to the success of our creative arts related international education businesses, and that maintaining and enhancing the value of our brand is critical to increasing our competitive advantage. Our brand promotion initiatives primarily include cooperating with overseas study counseling agents, language test preparation institutions and other similar sales channels to enhance our brand awareness among students of such sales channels, advertising our brand on the mainstream online search engines and social media platforms, participating in educational seminars, art workshops and on-campus events to give free speeches and lectures in order to introduce and promote our brand name, and periodically participating in and hosting educational expositions and other community events to distribute information brochures and promote our brand name.

As we are still at the stage of building and enhancing our brand recognition, negative comments on our services may result in unfavorable publicity for us, and could materially and adversely damage our brand and reputation, whether or not the comments are objective and fair. Moreover, as we continue to grow in size, expand our service offerings and extend our geographic reach, it may be more difficult to maintain the quality and consistent standards of our services and to protect and promote our brand name. Furthermore, we cannot assure you that our marketing methods and strategies will be successful in promoting our brand in a cost-effective manner.

If we fail to build, maintain and enhance the value of our brand, or if we incur excessive sales and marketing expenses, our ability to attract new students could be adversely impacted and our business and results of operations may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our training center network may materially and adversely affect our brand, business and operating results.

We have established 22 training centers in China as of April 22, 2020. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

Failure to adequately and promptly respond to changes in requirements and expectations for portfolios could cause our programs, services and products to be less attractive to students.

Requirements and expectations for portfolios for overseas art program applications vary by school and program. Some schools have strict criteria while others are open and flexible, and such requirements and expectations, whether on substance or format, change continuously. In response to such changes in requirements and expectations for portfolios, we need to adapt our training programs and materials to new requirements and expectations from time to time. Any inability to track and respond to these changes in a timely and cost-effective manner would make our programs, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees.

Failure to effectively improve our margins may adversely affect our business and operating results.

Many factors may affect our gross and net margins. For example, in the portfolio training industry, one-on-one classes and small-sized classes are the most prevalent types of class format. Currently, the vast majority of our portfolio training courses are delivered through one-on-one classes, while only a small amount of our portfolio training courses are delivered through small-sized classes, generally with three to five students in each class. Although our one-on-one classes are profitable, they are marginally less profitable on average than small-sized classes. Currently, we are concentrating on developing and expanding our small-sized class model and reducing the cost of our one-on-one classes. If we fail to do so, we may not be able to effectively improve our margins, which may adversely affect our business and operating results.

If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Although offline courses are still important and prevalent in the portfolio training industry, the market need for online courses is growing rapidly, primarily because online courses enable students to take classes from highly skilled teachers who live in other cities. Currently, only a very limited amount of our portfolio training courses are delivered through online courses and we have limited experience with generating revenues from online courses. Ongoing development and expansion of our online courses and related technology may entail significant expense and technical risks. We may fail to use new technologies effectively or adapt our online courses and related technology on a timely and cost-effective basis. If the development and expansion of our online courses and the related technology are delayed, result in system interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

Any deterioration in our relationships with overseas schools and institutions may adversely affect our business.

We have business collaborations with various overseas schools and institutions to provide education resources for our creative arts related international educational programs. We derive direct benefits from these relationships, such as the ability to provide more professional and effective overseas study counseling services, deliver our portfolio training programs abroad in cooperation with local art training institutions, offer more diverse programs and courses, such as our summer and winter camps for our overseas educational travel programs, and charge a premium for the services we offer with these overseas schools and institutions. We also derive indirect benefits from these relationships, including the enhancement of our brand and reputation and exposure to international education methods and experiences.

If our relationships with any of these overseas schools and institutions deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of our partners, actions of any third party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere may discourage more students from studying in the United States, the United Kingdom and elsewhere outside of China, which could cause declines in the student enrollment for our courses.

Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, the referendum on Brexit in June 2016, and the ongoing global coronavirus outbreak, could have an adverse effect on our portfolio training services, educational travel services, overseas study counseling services and other educational services. Such events may discourage students from studying in the United States, the United Kingdom and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollment for our portfolio training services, educational travel services, overseas study counseling services and other educational services and could have an adverse effect on our overall business and results of operations.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our offices and training centers are mainly located on leased premises. The lease terms generally range from one to five years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rents, failure to pass fire inspection or to comply with the relevant fire safety regulations in certain locations and the early termination of lease agreements. Our lease agreements are governed by applicable PRC laws and regulations, and may be subject to fines ranging from RMB 1,000 to RMB 10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of a lease agreement, in practice.

In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us or documents proving the completion of the fire inspection of the leased premises. We follow internal guidelines to identify and assess risks in connection with leasing the properties, and a final business decision is made after our analysis of the likely impact of any defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decisions will always lead to the favorable outcomes we expect to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected training centers. If any of our uses of a leased premises is challenged by the relevant government authorities for the lack of a fire inspection, we may be subject to fines, rectifications and we may need to relocate the affected training centers. We will incur additional expenses relating to such relocation. If we fail to find a suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

We provided loans of US$2.0 million and advances of RMB 7.5 million to Beijing Biztour. If Beijing Biztour and its affiliates fail to repay such loans, our results of operations may be adversely affected.

On March 26, 2018, we entered into a framework agreement for the acquisition of 100% of the shares of Beijing Biztour International Travel Service Co., Ltd. and its affiliates, or Beijing Biztour, a provider of international educational study tour and travel services for students in China. Under the framework agreement, we provided US$2.0 million in loans, valid for one year at an annual interest rate of 8%, to Beijing Biztour in support of growing its operations. On March 6, 2019, we terminated the acquisition of Beijing Biztour because Beijing Biztour and its shareholders did not satisfy certain closing conditions for such acquisition. Beijing Biztour agreed to repay the loans and interest accrued thereon to us and the de facto controller of Beijing Biztour provided a full joint liability guarantee and agreed to mortgage certain real estate properties owned by him as security for the repayment. Such loans matured on April 6, 2019 and were extended to September 30, 2019. Additionally, the Company had also advanced RMB 7.5 million to fund the operation of Beijing Biztour from August 2018, which was also extended to September 30, 2019. On October 1, 2019, both the loans and the advances became due again and remain unpaid as of the date of this annual report. The personal guarantee made and the real estate property mortgage agreed by the de facto controller of Beijing Biztour with respect to such loans and advances may not be sufficient for full repayment. In our consolidated financial statements for the fiscal year ended December 31, 2019, we recorded the foregoing loans as loan receivable and the foregoing advances as other receivables, and after assessing the collectability of such receivables, we used the fair value of real estate property adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million. If Beijing Biztour and its affiliates fail to repay the loans and interest accrued thereon and the advances to us in full or at all, we may incur substantial costs and spend additional time and efforts to enforce such repayments, and may also have to rely on legal remedies under PRC law, and we cannot guarantee a full repayment.

We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.

As part of our business strategy, we previously made strategic investments and acquisitions in complementary businesses. For example, in addition to the Huanqiuyimeng Acquisition, in April 2016, we made a strategic investment in Beijing Empower Education Online, Co., Ltd., or EEO, an online education company that operates web-based virtual classroom platforms in China. In June 2016, we made a strategic investment in ApplySquare Education & Technology Co., Ltd., or ApplySquare, a company that provides college and graduate school application assistance services. In July 2016, we made a strategic investment in Beijing GlobalWisdom Information Technology Co., Ltd., or GlobalWisdom, a company that focuses on China’s online language education services. In February 2017, we entered into a partnership with Nantong MOOC-CN Investment Center (Limited Partnership), or MOOC-CN Investment, a company that focuses on the development of K-12 education assessment tools and content. In April 2017, we made an additional investment of RMB 5.5 million in EEO. In December 2018, we made a strategic investment in Beijing Xiaozhi Education Technology Co., Ltd. or Xiaozhi, which focuses on delivering online and offline training services for teachers and instructors in various industries and areas. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies. In the fiscal years ended December 31, 2018 and 2019, we recorded impairment losses of RMB 6.4 million and RMB 5.9 million ($0.9 million), respectively, related to the investments in GlobalWisdom as GlobalWisdom failed to meet the expected milestones and operational forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows in the respective periods. In the fiscal year ended December 31, 2019, we recorded an impairment loss of RMB 20.9 million ($3.0 million) related to the investment in Applysquare as Applysquare failed to meet the expected milestones and operational forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows.

Currently, we are still exploring potential merger and acquisition targets in the international education sector. In addition, we may also seek to broaden our service offerings in other business sectors, obtain additional students and strengthen our service quality by acquiring other companies or businesses or making strategic investments. However, our ability to implement our acquisition or investment strategies will depend on a number of factors, including the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreements with acquisition or investment candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete acquisitions or investment or joint ventures as well as our ability to obtain any required government approvals or licenses. As such, the identification of suitable acquisition or investment targets or joint venture candidates and the consummation of proposed acquisition, investment or joint venture transactions could be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. In addition, we may not be successful in integrating acquisitions with our existing operations and personnel. Moreover, the acquisitions or investments we pursue may require us to expend significant management and other resources, which may result in interruptions to our business operations.

There are other risks associated with acquisitions, including:

•	unforeseen or hidden liabilities, including exposure to legal proceedings, associated with acquired companies, such as Huanqiuyimeng;
•	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;
•	integration of the management of the acquired business into our own;
•	potential impairment losses or amortization expenses relating to goodwill and intangible assets arising from any such acquisitions, which may materially reduce our net income or result in a net loss;
•	potential conflicts with our existing employees as a result of our integration of newly acquired companies;
•	possible contravention of Chinese regulations applicable to such acquisitions; and
•	possible disputes associated with terminated and failed acquisitions.

Furthermore, raising equity capital to finance acquisitions or investments could cause earnings or ownership dilution to your shareholding interests, which in turn could result in losses to you. Any one or a combination of the above risks could interrupt our business operations and adversely affect our results of operations.

Because we do not have any business liability, disruption or litigation insurance coverage for our operations in China and have limited insurance coverage with respect to our educational travel services, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation.

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

We could be held liable for accidents that occur at indoor or outdoor facilities where we organize our educational travel programs and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for any injuries. We are exposed to various risks associated with our educational travel business and operations, and we have limited insurance coverage. Any successful liability claims against us due to injuries suffered by our students or other people during our educational travel programs could adversely affect our reputation and our financial results. Even if unsuccessful, such claims could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.

Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations.

Our business is facing significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we collect, process, transmit and store the personal information of students. We are required under PRC law to maintain the security and confidentiality of such information. In December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision specifically requires internet operators to take security measures to ensure the confidentiality of user information. We have adopted various security measures pertaining to the collection, processing, transmission or storage of user information. However, any breach or perceived breach in our security measures as a result of third-party actions, employee error, and malfeasance or otherwise could result in liability claims and have a negative impact on our reputation.

The PRC regulatory and enforcement regime with regard to data security and data protection has also been evolving rapidly in recent years. In July 2013, the China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. Under the New National Security Law, we are obligated to safeguard national security by, for example, providing evidence related to activities endangering national security, providing assistance for national security work and providing necessary support for national security institutions, public security institutions and military institutions. As such, we may have to provide data to PRC government authorities and military institutions to ensure compliance with the New National Security Law. Complying with such regulations could cause us to incur substantial costs, require us to change our data practices in a manner adverse to our business, or even subject us to negative publicity which could harm our reputation with users and negatively affect our business operations and the trading price of our ADSs. In addition, in November 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect networks from unauthorized interference, damage and unauthorized access to prevent data from being divulged, stolen or tampered with. In 2019, the Cyberspace Administration of China and other relevant authorities further issued detailed implementation rules and measures to refine these information security and privacy protection related regulations.

We are continuously vigilant about protecting and improving our cyber security and have not experienced any material cyber-attacks on our cyber systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft, misuse, or unauthorized interference, damage, or unauthorized or inappropriate disclosure of personal data of our students. In case of any misuse of information collected from our students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability or regulatory penalties. Any such negative publicity, liability or regulatory penalties could cause us to lose students, expose us to costly litigation and have a material adverse impact on our business and results of operations.

We may face increasing competition from our competitors. If we fail to successfully compete, our revenues and market share may decrease, and our results of operations may be adversely affected.

As our services and products continue to develop, we will face increasing competition, including competition from both established brands and new entrants, who will try to gain market share from us. For our portfolio training services business, we compete with our competitors primarily on the basis of branding and customer acquisition, educational quality, faculty, training center environment, product breadth and pricing, among which, branding and customer acquisition is regarded as the most important factor, while pricing is the least. Our competitors may establish brands that have wider recognition than us, develop marketing and sale methods that are more effective than ours, introduce new products and services that have better performance and gain broader acceptance than our products and services, hire and retain more qualified teachers, or offer more satisfactory training center environments or lower prices to students. As a result, we may lose our market share due to increasing competition, which may negatively affect our revenues and results of operations.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in and adversely affect the price of our ADSs.

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters. This is primarily because less students take classes in January and February due to spring festival holidays in China as well as because some students have completed their application for overseas art programs in December of the previous year. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs.

We depend on our senior management team and other key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.

Our future success is dependent upon the continued services of our senior management team and other key personnel, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on Kevin Xiaofeng Ma, our chairman and chief executive officer, and Jun Zhang, our president, for their business vision, management skills, technical expertise, experience in the education industry and working relationships with many of our business partners, shareholders and other participants in the education industry. If one or more of our senior management team members or other key personnel, and in particular, Kevin Xiaofeng Ma or Jun Zhang, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. In addition, if any member of our senior management team or any of our other key personnel joins a competitor of us or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our senior management team members and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior management team members or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of the PRC legal system.

Unauthorized use of our intellectual property by third parties, including infringement of our “ACG” brand, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

Our copyrights, trademarks, trade secrets, patents and other intellectual property are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trademark, patent, and copyright law, trade secret protection and confidentiality agreements with our employees, students, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of the PRC legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation.

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

Increases in labor costs in China may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the changes in China’s consumer price index was 1.6%, 2.1% and 2.9% in the years 2017, 2018 and 2019. China’s overall economy and the average wage in China are expected to continue to grow. As a result, the average wage level for our employees and part-time teachers has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected. The outbreak of COVID-19 may have a material adverse impact on the general economic outlook, economic growth and business sentiment (see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”), and may in turn influence the labor cost. Additionally, certain restrictive measures, including quarantining policies and travel restrictions, implemented by China and other countries in response to the outbreak of COVID-19 may impose obstacles for us to recruit teachers and operational staff suitable for our business, and may in turn influence our labor cost. Such influence, if any, however, remains unclear at of the date of this annual report.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. Our management concluded that our internal control over financial reporting is effective as of December 31, 2019. We acquired Huanqiuyimeng in August 2019 and as permitted by applicable rules, our management excluded from our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Huanqiuyimeng’s internal control over financial reporting associated with total assets of RMB 436.6 million and total revenues of RMB 91.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. We are in the process of evaluating the existing controls and procedures of Huanqiuyimeng and integrating Huanqiuyimeng into our internal control over financial reporting. If we fail to maintain effective internal control over financial reporting in our existing or newly acquired businesses, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

The audit report included in this annual report are prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, or the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. It appears that the PCAOB continues to be in discussions with the PRC regulators to permit joint inspections in China of audit firms that are registered with PCAOB in relation to the audit of the PRC companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on the PRC companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act proposes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Market of those issuers included on the SEC’s list that have been out of compliance for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could increase uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of PRC-based issuers listed in the U.S.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in the administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the PRC accounting firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents would be made to the CSRC. The PRC accounting firms would receive matching requests to those made under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years from the date of the settlement on February 6, 2019. Despite the proceedings have finally been concluded, it is presumed that all parties will continue to apply the same procedures, where the SEC will continue to make its requests to the CSRC for the production of documents, and the CSRC will process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the PRC affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, companies listed in the United States with major operations in China may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies, and the market price of our ADSs may be adversely affected.

If the PRC affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2019. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including proposed regulations that were promulgated in July 2019 but have not been finalized, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As part of our business strategy, we previously made strategic investments in complementary businesses and are still exploring potential investment targets in order to expand our service offerings into new markets. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business — We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.” These investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended (the Investment Company Act). We may be deemed to be an “investment company” as defined under the Investment Company Act based on the value of the investment securities we hold in relation to our total assets and on other factors relevant to the definition of “investment company” under the Investment Company Act.

As an issuer not organized under the laws of the United States, we are not eligible to register as an investment company under the Investment Company Act without an order from the SEC permitting such registration. Because such registration orders are rarely obtained, if we are deemed to be an “investment company” we would either have to obtain an exemption from the SEC, or rely on an existing exemption, waiving registration and compliance generally from the Investment Company Act. Alternatively, we would have to modify our contractual rights or dispose of certain investments in order to fall outside the definition of an investment company in the first instance. On an ongoing basis, we may be required to forego potential future acquisitions of interests in certain companies if those interests were deemed to be “investment securities” and such acquisition or acquisitions would cause us to come within the definition of “investment company.” Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq Global Market, which would have a material adverse effect on the liquidity and value of our ADSs and common shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement actions or civil litigation for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

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

Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online (see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” for more details) did not constitute the acquisition of ATA Online, (iii) the M&A Rule did not apply to the acquisition by ATA Learning, which had been a wholly foreign owned enterprise since incorporation until it was reformed into a PRC domestic company in 2018, and (iv) although Article 11 of the M&A Rule prohibits the circumvention of the M&A Rule through establishing foreign-invested enterprises, or FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, and results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

We have adopted a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2019, our Chinese subsidiaries allocated RMB 25.7 million ($3.7 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.

Effective from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, the PRC Enterprise Income Tax Law, or the EIT Law, imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15%, subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by the State Administration of Taxation, or SAT, to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed.

In December 2008, ATA Education Technology (Beijing) Limited, or ATA Education (formerly known as ATA Testing Authority (Beijing) Limited, or ATA Testing) obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificate in 2011, 2014, and 2017 for another three years, respectively. As a result, ATA Education was entitled to a preferential income tax rate of 15% for calendar years 2008 through 2019. ATA Education is currently in the process of re-applying for its HNTE certificate for another three years. In the event ATA Education is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25% after 2019. In December 2009, Muhua Shangce Learning Data & Technology (Beijing) Limited, or Muhua Shangce, formerly known as ATA Learning Data & Technology (Beijing) Limited, or ATA Data, and Beijing Jindixin Software Technology Limited, or Beijing JDX, obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2009 and renewed the certificate in 2012, 2015, and 2018 for another three years, respectively. As a result, Muhua Shangce was and will be entitled to a preferential income tax rate of 15% for calendar years 2009 through 2020. In the event Muhua Shangce is unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. We cannot assure you that ATA Education and Muhua Shangce will continue to qualify as an HNTE after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

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

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-PRC source income would be subject to PRC enterprise income tax rate at 25%, in comparison to no taxation in the Cayman Islands. Second, although under the EIT Law and its implementing rules, dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or common shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise.” In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

PRC regulations of loans and direct investments by offshore holding companies to their Chinese subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest funds in our Chinese subsidiaries and consolidated variable interest entity through loans or capital contributions. Under applicable Chinese laws, any loan made by us to ATA Education and Huanqiuyimeng, each a foreign-invested enterprise, cannot exceed statutory limits tied to each company’s registered capital and total investment as approved by the Ministry of Commerce or its local counterpart, and all such loans must be registered with China’s State Administration of Foreign Exchange, or SAFE, or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the maximum amount of foreign debt that each of our PRC subsidiaries or consolidated variable interest entity or other PRC domestic entities is allowed to borrow is two times of their respective net assets. Pursuant to this notice and other PRC laws and regulations regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to our consolidated variable interest entity or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets.

We may also decide to finance ATA Education and Huanqiuyimeng by increasing their registered capital through capital contributions. Any capital contributions to ATA Education and Huanqiuyimeng must be filed with the Ministry of Commerce or its local counterpart. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, a foreign-invested enterprise will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the foreign-invested enterprise still needs to provide supporting documents and go through the review process with the banks. A failure by us to obtain the necessary government approvals or complete any required registrations or other procedures for a capital contribution, an increase in approved total investment or a loan on a timely basis, may restrict our ability to execute our business strategy.

In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars, including the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and the use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit a foreign-invested enterprises from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List). However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liabilities under Chinese laws, which could adversely affect our business and prospects.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, a share transfer or exchange, a merger, a division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Our significant shareholder, Kevin Xiaofeng Ma, has previously completed his registration with SAFE and is in the process of updating his registration, and we have urged our other Chinese resident shareholders, including our president Mr. Zhang Jun, to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has a controlling relationship or actual control over the offshore listed company or a Chinese institution qualified for asset custody business, to register with SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See Item 4.B. “Information on the Company — Business overview — Regulation — SAFE Regulations on Employee Share Options.”

Our training centers may be characterized as private schools and thus be required to obtain private school operating permits, and failure to obtain such permits may materially and adversely affect our business operations.

Under the Law for Promoting Private Education, private education institutions established under the PRC law are included in the category of “private schools”. Our training centers may be characterized as private schools. According to the Law for Promoting Private Education, private schools are required to obtain operating permits from the PRC education authorities for carrying out educational activities, therefore, our training centers may be required to obtain private school operating permits by the regulators. As of the date of this annual report, some of our training centers have not obtained private school operating permits. Such training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, such training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations. If this occurs, our business, results of operations and financial condition could be materially and adversely affected.

However, according to the Draft Amended Implementation Rules, which further classifies private training institutions, a private training institution for language, arts, sports, science and technology teaching and a private training institution for adults for cultural education or non-academic continuing education can directly apply for registration with local SAMR without obtaining private school operating permits. As advised by our PRC counsel, if the abovementioned Draft Amended Implementation Rules is enacted as proposed, our training centers will not be required to obtain private school operating permits from the PRC education authorities. However, as the Draft Amended Implementation Rules is still in draft form, there can be no assurance that it will be enacted as proposed or at all, and there are also uncertainties as to the interpretation and implementation by the relevant authorities.

Risks Relating to Doing Business in the People’s Republic of China

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance.

Substantially all of our operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the industries in which we operate, which could harm our business. Additionally, the outbreak of COVID-19 may have a material adverse impact on the overall economic outlook, economic growth and business sentiment in China (see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”), and may in turn influence the operation of our business.

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

Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. Since 1979, the Chinese government has promulgated a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Each of our Chinese operating subsidiaries, ATA Education and Huanqiuyimeng, is a wholly foreign-owned enterprise, which is an enterprise incorporated in China and wholly-owned by foreign investors, and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. For example, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, effective from January 1, 2020 and replacing the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council of the People's Republic of China, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in China and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. Additionally, on December 12, 2019, State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020. Substantial uncertainties exist with respect to how the relevant government authorities will interpret and implement such rules in practice, which may incur additional costs for us to comply with such rules.

Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our Chinese subsidiaries to obtain financing.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize cash generated from sales of our services in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Cash generated from sales of our services in China can be converted into foreign currency to pay salaries of employees located outside of China upon the employee completing certain registration procedures. Cash generated from sales of our services in China can also be used to pay off debt generated outside of China, provided that the Company complies with the applicable foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions,” which include, among other things, investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of SAFE and other relevant Chinese governmental authorities. Restrictions on the convertibility of Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because substantially all of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in exchange rate will also affect the relative value of any dividends we issue that are exchanged into U.S. dollars and the earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. It is difficult to predict how economic conditions, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods sold to each other beginning in 2018, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our ability to provide our creative arts related international educational services may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are the Law for Promoting Private Education (as amended by the Standing Committee of the National People’s Congress December 29, 2018), or the Amended Private Education Law, which replaced the Law for Promoting Private Education (2016), and the Implementation Rules for the Law for Promoting Private Education (2004), or the Implementation Rules (2004), the amendment to which is currently under review by the State Council. The implementation of the Amended Private Education Law is still in a transition period pending the promulgation of the amendment to the Implementation Rules (2004) and the adoption of local regulations by each province in China. Thus the private education service providers in China, including us, are now in a transition period for re-registration according to the Amended Private Education Law and its Implementation Rules and other relevant regulations.

On August 10, 2018, the Ministry of Justice published for public comment a draft of the amended Implementation Rules for the Law for Promoting Private Education, or the Draft Amended Implementation Rules, which has been submitted by the Ministry of Education to the State Council for approval. As of the date of this annual report, the Draft Amended Implementation Rules are still pending for approval. If these rules are signed into law, they would have several impacts on our existing business. For example, the Draft Amended Implementation Rules require private schools providing online diploma-awarding education to hold both a private school operating permit and the relevant internet operating permits. Private educational institutions providing any online training and education services, or technology companies providing any online platform or system supporting such online training and educations, would need to obtain the relevant internet operation permits and file with the government’s education department or the government’s human resources and social security department at provincial level, and would need to review and record the identities of entities or individuals who apply for access to their online platforms. We provide some of our portfolio training services online but none of them are diploma-awarding and our online courses are delivered through a third party online platform provider. We have not obtained a license for internet information services, or an ICP license. If the Draft Amended Implementation Rules are signed into law, we might be deemed to be “providing online training and education services” even though our courses are delivered through a third party online platform provider and hence required to obtain an ICP license. Without such license, our online programs might be suspended, which may materially and adversely affect our business, financial condition and results of operations. It is unclear at the current stage whether further licenses would be required if the Draft Amended Implementation Rules are signed into law.

In addition, the Draft Amended Implementation Rules prohibit any entities that implement collectivization education from gaining control over non-profit schools through mergers and acquisitions, franchise chains, and control agreements. Any agreements between a non-profit private school and its connected party that involve major interests or will be repeatedly performed in a long-term shall be reviewed and audited by the relevant government authorities in terms of necessity, legitimacy and compliance and shall be arm’s-length transactions. These and other provisions regarding non-profit private schools, if signed into law, may force all of our training centers, which might be deemed as “private schools,” to elect to be for-profit schools, which may substantially restrict our ability to acquire and control non-profit schools and adversely affect our financial condition and results of operations.

The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.

Our financial results, business and operations could be materially and adversely affected by the outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, or SARS, coronavirus or other similar adverse public health developments. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including confirmed human cases.

Additionally, in late 2019, there has been an outbreak of respiratory disease caused by COVID-19, which has expanded widely within China and globally. The new strain of COVID-19 is considered highly contagious and may pose a serious public health threat. On January 23, 2020, the PRC government announced the lockdown of Wuhan City in an attempt to quarantine the city, followed by draconian measures imposed by China in various regions of the nation including travel restrictions in major cities. The outbreak of COVID-19 has adversely affected our business operations in certain aspects. For example, we temporarily closed our training centers and offices in China, and even after re-opening of some of the offices, relevant local provincial authorities did not allow full operation to avoid the spread of disease. As a response to the situation, we have implemented certain practical plans, including converting some of our offline courses to online courses and delivering them to students through a third party platform since February 2020. In recent weeks, the number of newly confirmed COVID-19 cases in China has gradually declined, as a result of which, the business activities in China’s major cities have started to resume. As such, we will re-open our training centers and offices as soon as it is permitted to do so by relevant governmental authorities.

However, as the COVID-19 continues to expand globally, and has posed a serious public health threat to various countries and territories as of the date of this annual report, a number of countries and territories have implemented quarantining policies and travel restrictions from and to seriously affected cities or areas. Those measures, though temporary in nature, may continue and increase depending on developments in the coronavirus outbreak. As a result, our ability to deliver our services, particularly our educational travel services, may be adversely impacted and the costs for us to deliver our services may increase. Some students may delay or cancel their overseas study or travel plans due to these restrictive measures or safety considerations, and thus the demand for our services, especially demand for our educational travel services, overseas study counseling services and portfolio training services may decrease. In addition, due to limited offline sales and marketing activities and less referrals from overseas study agents since the outbreak of COVID-19, we have to rely more on search engine marketing and other online marketing, which has increased our marketing costs and lowered our investment return rates. The COVID-19 outbreak did not have a material adverse impact on our business operations for the fiscal year ended December 31, 2019, it may, however, have material adverse impacts on our business operations for the fiscal year ended December 31, 2020.

We have not adopted any written policies to combat the outbreak of COVID-19, or any future outbreak of SARS, avian flu, coronavirus or other epidemics. We are uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and the prolonged adverse effects of COVID-19 and any other adverse public health developments may result in the prolonged closure of our training centers or our offices while we remain obligated to pay rent and other expenses for these facilities, the quarantining of infected or potentially infected students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of our operations, or the cancellation or deferments of student enrollment to avoid the spread of disease. If such occurrences continue without being effectively controlled in the future, our business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities which may restrict our operations in China and abroad.

Risks Related to Our Corporate Structure

If the PRC government deems our contractual arrangements relating to our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, they are not eligible to provide certain restricted services related to our businesses. As a result, we conduct or will conduct such business and investment activities through ATA Intelligent Learning (Beijing) Technology Limited, or ATA Intelligent Learning.

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

Because of these contractual arrangements, we are the primary beneficiary of ATA Intelligent Learning and hence consolidate its financial results. For a detailed discussion of these contractual arrangements, see Item 4.A. “Information on the Company— History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning.”

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	revoke the Company’s business and operating licenses;
•	levy fines on the Company;
•	confiscate any of the Company’s income that they deem to be obtained through illegal operations;
•	shut down a portion or all of the Company’s servers or block a portion or all of the Company’s website;
•	discontinue or restrict the Company’s operations in China;
•	impose conditions or requirements with which the Company may not be able to comply;
•	require the Company to restructure its corporate and contractual structure; and
•	take other regulatory or enforcement actions that could be harmful to the Company’s business.

We have relied and expect to continue to rely on contractual arrangements with ATA Intelligent Learning and its shareholders to explore opportunities and operate businesses in the international education business sector, which include but are not limited to, online trainings and platforms. For a description of these contractual arrangements, see Item 4.A. “Information on the Company— History and Development of the Company— Contractual Arrangements with ATA Intelligent Learning.” These contractual arrangements may not be as effective as direct ownership in providing us with control over ATA Intelligent Learning.

If we had direct ownership of ATA Intelligent Learning, we would be able to exercise our rights as a shareholder to effect changes in its board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by ATA Intelligent Learning and its shareholders of their obligations under the contracts to exercise control over ATA Intelligent Learning. However, the shareholders of ATA Intelligent Learning may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with ATA Intelligent Learning. We may replace the shareholders of ATA Intelligent Learning at any time pursuant to our contractual arrangements with them and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operation of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See Item 3.D. “Key Information — Risk Factors — Risks Related to Our Corporate Structure — Any failure by ATA Intelligent Learning or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with ATA Intelligent Learning may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by ATA Intelligent Learning or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If ATA Intelligent Learning or its shareholders fail to perform their obligations under our contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure to be effective. For example, if the shareholders of ATA Intelligent Learning were to refuse to transfer their equity interest in ATA Intelligent Learning to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China—The Chinese legal system has inherent uncertainties that could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

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

Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong are the shareholders of ATA Intelligent Learning. Mr. Kevin Xiaofeng Ma is our chairman and chief executive officer, and Mr. Haichang Xiong is our general counsel. The shareholders of ATA Intelligent Learning may have potential conflicts of interest with us. These shareholders may breach, or cause ATA Intelligent Learning to breach, or refuse to renew, the existing contractual arrangements we have with them, and which would materially and adversely affect our ability to effectively control ATA Intelligent Learning, and hence enjoy substantially all the economic benefits received by ATA Intelligent Learning. For example, the shareholders may cause our agreements with ATA Intelligent Learning to not be performed or be performed in a manner adverse to us by, among other things, failing to remit payments due to us under the contractual arrangements on a timely basis. We cannot assure you that when conflicts of interest arise, either of these shareholders will act in the best interests of our company or that such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Kevin Xiaofeng Ma is also the chairman of the board of directors and chief executive officer of the Company. We rely on Mr. Ma to abide by the laws of the Cayman Islands and China, where directors owe fiduciary duties to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of ATA Intelligent Learning, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements relating to ATA Intelligent Learning may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between ATA Education and ATA Intelligent Learning in China and its shareholders were not entered into on an arm’s length basis and in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and to adjust ATA Intelligent Learning’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by ATA Intelligent Learning for PRC tax purposes, which could in turn increase tax liabilities. In addition to a transfer pricing adjustment, the PRC tax authorities may also enquire about the substance of the consulting fee to be paid to ATA Education pursuant to applicable PRC laws. If the consulting fees do not have business substance or are not authentic, they may not be deductible and may result in additional tax liability to ATA Intelligent Learning.

Moreover, the PRC tax authorities may impose punitive interest on ATA Intelligent Learning for adjusted taxes according to the applicable regulations. Our financial position could be materially and adversely affected if ATA Intelligent Learning’s tax liabilities increase or if they are required to pay punitive interest.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law (2020 Revision) of the Cayman Islands, or the ES Law, a “relevant entity” carrying on a relevant activity is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is ATA Creativity Global. Based on the current interpretation of the ES Law, we believe that our company, ATA Creativity Global, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, ATA Creativity Global, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (“the Companies Law”); and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that ATA Creativity Global will not be subject to more requirements under the ES Law. Although it is presently anticipated that the ES Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of such legislation on us and our operations.

Risks Relating to Our ADSs

Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2019 and December 31, 2019, our ADS prices as reported on Nasdaq ranged between a low of $0.9002 and a high of $4.500. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2020 was approximately 23,026 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 22, 2020, there were 63.5 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 2,101,290 common shares, including options to purchase an aggregate of 153,332 common shares immediately exercisable as of April 22, 2020. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significant influence on us and our corporate actions by virtue of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Kevin Xiaofeng Ma, beneficially owns approximately 39.6% of our outstanding common shares as of April 22, 2020. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

In addition, as of the date of this annual report, Kevin Xiaofeng Ma owns substantial equity interest in ATA Online. Kevin Xiaofeng Ma also acts as the chairman of the board of directors of ATA Online. A potential conflict of interest may exist as the businesses of ATA Online may require the time and attention of Kevin Xiaofeng Ma and, as a result, his interest may not be well aligned with the interest of our shareholders.

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

A holder of ADSs may exercise its voting rights with respect to the underlying common shares only in accordance with the provisions of the deposit agreement and the American Depositary Receipts, or ADRs. We do not recognize holders of ADSs representing our common shares as our shareholders; instead, we recognize the ADS depositary as our shareholder.

When the depositary receives notice of a shareholders’ meeting from us, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying common shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon the receipt of voting instructions of a holder of ADSs, the depositary will endeavor to vote the underlying common shares in accordance with these instructions. You may not receive sufficient notice of a shareholder meeting for you to withdraw your common shares and cast your vote with respect to any proposed resolution as a holder of our common shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying common shares, will result in your having less time to consider meeting notices and materials than holders of common shares who receive such notices and materials directly from us and who vote their common shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Nearly all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom is resident in the United States and the substantial majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

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

We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Three lawsuits were filed in connection with our sale of the ATA Online Business, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. All of these three lawsuits remain in their preliminary stages and while we do not believe there are any merit to the plaintiffs’ allegations and intend to vigorously defend against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. In the event that our initial defense of the lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, either of which could harm our business. Also, as these three lawsuits remain in their preliminary stages and the plaintiffs may revise their claims for damages related to these matters, we cannot predict the impact of these damage claims on our business or financial results.

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

In connection with the listing of our testing service business on the National Equities Exchange and Quotations (also known as the New Third Board), we acquired the entire equity interest of ATA Online through ATA Learning and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, in May 2015, with ATA Learning owning 90% and Zhongxiao Zhixing owning 10% of ATA Online’s share equity.

In May 2016, ATA Testing acquired from ATA Inc. the entire equity interest of Beijing JDX, which changed its company name to ATA Learning Data & Technology (Beijing) Limited, or ATA Data, in August 2016. In June 2017, MOOC-CN Investment and an individual shareholder acquired a total of 20% of the equity interests in ATA Data. This investment helped us expand into the K-12 education assessment market, with a particular focus on the development of K-12 education assessment tools and content. ATA Data changed its company name to Muhua Shangce Learning Data & Technology (Beijing) Limited, or Muhua Shangce, in connection with this investment. After the investment, ATA Testing, MOOC-CN Investment and the individual shareholder each holds 56.0%, 18.0% and 2.0% of the equity interests in Muhua Shangce respectively, with the remaining 24% of the equity interests being transferred to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) in December, 2018. In September 2019, MOOC-CN Investment further invested RMB 5.0 million to Muhua Shangce. Immediately following that investment, our equity interest in Muhua Shangce was reduced from 56.0% to 54.6%.

On August 16, 2018, we completed the sale of 100% equity interests of ATA Online held by us through ATA Learning and Zhongxiao Zhixing for total consideration of US$200.0 million in cash to a group of buyers, among which, 17.5% of the equity interests of ATA Online were transferred to two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing, or the CDH Entities, for consideration of US$35.0 million, 16.5% of the equity interests of ATA Online were transferred to three holding entities controlled by certain management members of ATA Online, or the Management Entities, for consideration of US$33.0 million, 15% of the equity interest of ATA Online were transferred to Zhuhai Lihonghuaying Equity Investment Partnership (LP), a China-based entity principally engaged in private equity investments, or the LHHY Entity, for consideration of US$30.0 million, and 51% of the equity interests of ATA Online were transferred to New Beauty Holdings, a company controlled by Kevin Xiaofeng Ma, for consideration of US$102.0 million. As a result of the sale of ATA Online, we no longer hold, directly or indirectly, any interest in ATA Online and its subsidiaries, ATA Learning and Zhongxiao Zhixing. As of the date of this annual report, the sale of the ATA Online Business is being challenged by our two shareholders, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

On February 18, 2019, ATA Testing changed its company name to ATA Education Technology (Beijing) Limited, or ATA Education, in connection with our strategic change from computer-based testing to focusing on providing international education services and other related services.

In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study.

On September 13, 2019, we changed our company name from “ATA Inc.” to “ATA Creativity Global” in connection with the Huanqiuyimeng Acquisition. On October 17, 2019, we changed the trading symbol for our ADSs listed on the Nasdaq Global Market from “ATAI” to “AACG.”

On December 24, 2019, we completed the private issuance of 5,662,634 common shares to CL-TCC, a company focusing on investments in the cultural and education industry for an aggregate price of US$10,022,862, or US$1.77 per share (the “Private Placement”).

The following diagram illustrates our current corporate structure including our principal subsidiaries and consolidated variable interest entity. Except for ATA BVI and ACG International Group Limited, or ACGIGL, which are incorporated in the British Virgin Islands, and Xing Wei, which is incorporated in Hong Kong Special Administrative Region of the PRC, all of our principal subsidiaries and variable interest entity are incorporated in Mainland China.

Notes:

(1)

Huanqiuyimeng is mainly engaged in providing portfolio training, overseas study counseling and other educational services, among which, portfolio training and overseas study counseling services are delivered through its 17 branches that operate 19 training centers around China.

(2)

Huanqiuyimeng delivers its services in another 3 training centers in Sichuan province, Chongqing and Dalian through its majority owned subsidiaries, Sichuan Huanqiuyilian Education Consultation Co. Ltd., or Sichuan Huanqiuyilian, in which Huanqiuyimeng holds 60% equity interests, Chongqing Huanqiuyilian Education Information Consultation Co., Ltd., subsidiary of Sichuan Huanqiuyilian, in which Huanqiuyimeng indirectly holds 54% equity interests, and Dalian Huanqiuyimeng Education Consultation Co., Ltd., in which Huanqiuyimeng holds 70% equity interests.

(3)	Beijing Miusi Education Co., Ltd. is mainly engaged in providing educational travel services.

We are a Cayman Islands exempted company limited by shares, operating under the Companies Law of the Cayman Islands. Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1133. Our website address is http://www.atai.net.cn. The information on our website does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

Our Consolidated Variable Interest Entity

ATA Intelligent Learning was established in March 2018 to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments. We obtained control over ATA Intelligent Learning in March 2018 by entering into a series of contractual arrangements among ATA Education (formally known as ATA Testing), ATA Intelligent Learning and the shareholders of ATA Intelligent Learning, which we refer to as the ATA Intelligent Learning Agreements. As a result of these contractual arrangements, we became the primary beneficiary of ATA Intelligent Learning in March 2018. We treat ATA Intelligent Learning as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

The ATA Intelligent Learning Agreements allow us to:

•	exercise effective control over ATA Intelligent Learning;
•	receive substantially all of the economic benefits of ATA Intelligent Learning; and
•	have an exclusive option to purchase all or part of the equity interests in ATA Intelligent Learning when and to the extent permitted by PRC law.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•	the ownership structures of ATA Intelligent Learning and our wholly owned subsidiaries in China are in compliance with existing published PRC laws and regulations;
•

our contractual arrangements among our wholly owned subsidiaries in China and ATA Intelligent Learning and its shareholders, are valid and binding, will not result in any material violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions; and

•

the business operations of our company, all of our Chinese subsidiaries and ATA Intelligent Learning, as described in this annual report, are in compliance with existing published Chinese laws and regulations in all material aspects.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties. See “Risk Factors – Risks Related to Our Corporate Structure – If the PRC government deems our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Contractual Arrangements with ATA Intelligent Learning

The following is a summary of the currently effective ATA Intelligent Learning Agreements.

Agreements that Provide Us with Effective Control over ATA Intelligent Learning

Equity Interest Pledge Agreements.  On March 15, 2018, ATA Education and ATA Intelligent Learning and each of the shareholders of ATA Intelligent Learning entered into an equity interest pledge agreement. Pursuant to the equity interest pledge agreements, each of the shareholders of ATA Intelligent Learning has pledged all of his equity interest in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to acquire the pledged equity interests. The shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designees. During the term of the equity interest pledge agreements, ATA Education has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreements shall commence on the date on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreements, pursuant to the terms and conditions, to satisfy its rights regarding the secured obligations and pledged collateral in full, or (c) the shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the “Call Option and Cooperation Agreement” and no longer hold any equity interests in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent State Administration for Market Regulation (previously known as State Administration for Industry and Commerce, or SAIC), or SAMR, on April 27, 2018. The registration of the equity pledge enables ATA Education to enforce the equity pledges against third parties who acquire the equity interests of ATA Intelligent Learning in good faith.

Powers of Attorney.  On March 15, 2018, each of the shareholders of ATA Intelligent Learning granted an irrevocable power of attorney. Pursuant to the irrevocable powers of attorney, each of the shareholders of ATA Intelligent Learning appointed ATA Education or any eligible person designated by ATA Education as his attorney-in-fact to exercise all voting rights and other shareholder rights of ATA Intelligent Learning, including but not limited to appointing or electing their directors and executive officers. The person designated by ATA Education is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the terms of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

Agreements that Allow Us to Receive Economic Benefits from ATA Intelligent Learning

Exclusive Technical Consulting and Services Agreement. On March 15, 2018, ATA Education and ATA Intelligent Learning entered into an exclusive technical consulting and services agreement. Pursuant to the exclusive technical consulting and services agreement, ATA Education has the sole and exclusive right to provide specified technical and consulting services to ATA Intelligent Learning. ATA Education and ATA Intelligent Learning agreed that the intellectual property rights created by ATA Education in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Education. The consulting fee payable by ATA Intelligent Learning to ATA Education shall be confirmed by ATA Education in writing and be calculated based on the actual time spent by ATA Education in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Education shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding on a timely basis. This agreement shall continue for a period of 30 years from March 15, 2018 and shall be automatically extended for another 10 years unless ATA Education gives written notice terminating this agreement three months before the expiration of this agreement.

Agreements that Provide Us with the Option to Purchase the Equity Interest in ATA Intelligent Learning

Call Option and Cooperation Agreement. On March 15, 2018, ATA Education, ATA Intelligent Learning and the shareholders of ATA Intelligent Learning entered into a call option and cooperation agreement. Pursuant to the call option and cooperation agreement, when permitted by applicable law, ATA Education (or any eligible party designated by ATA Education) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the shareholders of ATA Intelligent Learning, at a price equal to the sum of the principal amounts of the loans from ATA Education to the shareholders of ATA Intelligent Learning. If ATA Education elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased relative to the total share equity or assets. Without the prior written consent of ATA Education, ATA Intelligent Learning may not sell or otherwise dispose of its assets or interests in its business, create or allow any encumbrance on its assets or interests in its business, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the shareholders. The call option and cooperation agreement was effective upon the execution date and remain effective thereafter.

Loan Agreements.  On March 15, 2018, ATA Education and each of the shareholders of ATA Intelligent Learning entered into loan agreements. Pursuant to the loan agreements, ATA Education made loans in an aggregate principal amount of RMB 10.0 million to the shareholders of ATA Intelligent Learning solely for the capitalization of ATA Intelligent Learning. The shareholders of ATA Intelligent Learning can only repay the loans by transferring all their equity interest in ATA Intelligent Learning to ATA Education or its designated persons. In the event that the shareholders of ATA Intelligent Learning transfer their equity interests to ATA Education or its designatee at a price equivalent to or less than the amount of the principal amount of the loans, the loans will be interest free. If the price is higher than the amount of the principal amount of the loan, the excess amount will be paid to ATA Education as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the relevant loan agreement. The term of the loans can be extended with the written consent of ATA Education and ATA Intelligent Learning. On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of the shareholders of ATA Intelligent Learning entered into two supplementary agreements to the ATA Intelligent Learning Agreements, pursuant to which the aggregate principal amount of loans made by ATA Education to the shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the ATA Intelligent Learning Agreements remain unchanged.

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide educational travel services, overseas study counseling services, in-school art classes through cooperation with high schools, foreign language training services, junior art education and other services to our students. We have successfully helped nearly ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan and other countries as of December 31, 2019, among which quite a few gained entry into top art universities and college in such countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum.

During the period from the Acquisition Date to December 31, 2019 (the “Partial Year 2019”), we had approximately 1,880 students enrolled, of which 60.4% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver our educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2019 was RMB 97.8 million ($14.0 million). Net revenues from our portfolio training services, educational travel services, overseas study counseling services, other educational services, K-12 education assessment and other services accounted for 65.3%, 10.7%, 8.3%, 9.2% and 6.5% of our total net revenues in the fiscal year ended December 31, 2019. Our total net loss for the fiscal year ended December 31, 2019 was RMB 129.2 million ($18.6 million). Net revenues and net loss for the fiscal year ended December 31, 2019 only include the results of our portfolio training services, educational travel services, overseas study counseling services, and other educational services conducted by Huanqiuyimeng for the Partial Year 2019. Net revenues and net loss of Huanqiuyimeng included in the annual report for the Partial Year 2019 were RMB 91.4 million ($13.1 million) and RMB 24.3 million ($3.5 million) respectively. For the fiscal year ended December 31, 2018, our total net revenues were RMB 1.3 million, mainly derived from our K-12 education assessment and other services. For the nine months ended December 31, 2017, our total net revenues were RMB 5.2 million, mainly derived from rental income and K-12 education assessment service revenues.

Our Programs, Services and Products

We provide a wide variety of creative arts related international educational services to our students. Our services include portfolio training services, educational travel services, overseas study counseling services, other educational services, K-12 education assessment and other services. Catering to the different needs of our students, these services can be offered in a bundle setting or separately. We update and expand our service offerings frequently in response to the evolving market needs.

Portfolio Training Services

In addition to meeting the academic and language proficiency requirements, overseas art universities and colleges typically require a practical art portfolio as part of the application process. A portfolio is a collection of art work that shows how a candidate’s skills and ideas have developed over a period of time and helps universities and colleges evaluate the candidate’s potential. A portfolio can be in digital or hardcopy reproductions or original artwork, depending on the requirements of overseas art schools and personal preference of students. A portfolio usually consists of three to five sections, of which requirements and expectations vary by schools and programs; some have strict criteria while others are open and flexible. The variation in requirements and expectations may leave students with uncertainty about how to proceed with the preparation of their portfolios. Even when criteria are clear, applicants may feel overwhelmed and wonder what to draw, paint, make or create, which media to use and how to best select and present their art work. Compared to other requirements, portfolio preparation is the most difficult but important step in overseas art subjects application, and thus has generated market needs for professional portfolio training services.

The portfolio training market in China has witnessed growth in recent years, primarily due to increasing ability of Chinese families to afford overseas education, higher recognition of the value of art, more career opportunities for art specialists, the low admission rates of top domestic art universities and colleges, and growing market awareness and recognition of professional portfolio training services. For these reasons, we believe that portfolio training market has room to grow going forward. In addition to being one of the leading players in the portfolio training market, we have gained a strong reputation in the market for our professional services and premier offer rates.

Our Portfolio Training Courses

We provide customized and systematic portfolio training services to our beginners, intermediate and advanced students. When a student applies for our portfolio training program, a study mentor will be assigned to such student to assess his or her educational background, art-related skills, creativity and innovation abilities and personal interests. Based on the assessment results and preferences of the student, the study mentor will help the student select an area of art to specialize in, configure a tailored training plan and assign one or more professional art teachers in the specialization for his or her training. The training plan will outline what types of programs to attend, how many credit hours are needed and whether overseas educational travel programs and overseas education application consulting services are needed. After the training plan is completed, the assigned professional art teachers will structure and develop a tailored program schedule and curriculum for the student and guide him or her through the preparation of a portfolio step by step. Generally, our programs are structured to include fundamental courses, creativity courses and professional courses. Credit hours needed to finish each type of course may vary by student due to differences in their educational background, art-related skills, creativity and level of innovation as well as class performance.

Fundamental courses. In fundamental courses, students will learn and practice the basic skills required in the specialization they have selected under the instructions and supervision of our teachers. For example, students in fashion design, architectural design or fine arts area will learn and practice elementary drawing skills and techniques in their fundamental courses.

Creativity courses. In creativity courses, our teachers will guide and instruct students to practice observational drawing or other forms of art work that can be included in a portfolio, and work with them to select the materials and media to present in a portfolio. Observational drawing is a realistic representation of an object or scene that has been viewed directly in real life, as opposed to something that has been imagined or drawn from a photograph. It can be produced using any medium or combination of media such as graphite pencil, charcoal, pen, ink and/or paint. Observational drawing is essential for applicants in many specializations. Our teachers will give guidance on the selection of subject matter, as well as advice on the different angles, media and styles of observational drawing. Apart from observational drawing, there are other forms of art work that can be included in a portfolio; for example, three-dimensional sculptures, installations, casts and/or model constructions made from cardboard, paper, wire, wood or other materials can be included in a portfolio for architectural design. Our teachers will guide students through the selection of materials and media to work on their art work.

Professional Courses. In professional courses, students will learn how to create a portfolio step by step under the guidance and supervision of our teachers. The whole process primarily includes theme development, research, art work creation and refinement, art work selection, and portfolio presentation and composition. Students will first develop a theme for their portfolio, and then drill down to develop the theme into more detailed and symbolic ideas. Students will conduct research to explore and refine the ideas generated previously. After research, they will make preliminary pieces reflecting the content and structure of their ideas and refine such art work in subsequent rounds. Students will make a few pieces of art work for the purpose of selecting the best ones to be included in their portfolios. When the selected pieces are in place, students will put them together in a professional, coherent and aesthetically pleasing layout. Our teachers will give advice and directions to students along the whole process to ensure that their portfolios are creative, well-developed and meet the admission requirements and expectations of the universities or colleges that the students apply to.

The majority of our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through a third party platform; as an example, we provide online courses for students applying for art schools in Japan. After the outbreak of COVID-19, to avoid interruption of our services, we have converted some of the offline courses of our portfolio training services to online courses from February 2020. We also plan to develop more online courses going forward in response to growing market demands, through which students can attend classes of professional or highly skilled teachers in other cities. Additionally, we intend to convert some of our fundamental courses, which are traditionally delivered one-on-one or small-sized classes of 3 to 5 students. All of our creativity and professional courses are currently delivered through one-on-one model. We plan to develop more small-sized classes going forward to improve our teaching efficiency and profit margin, especially for fundamental courses where most of the course content can be standardized for students.

Our portfolio training programs may vary from one to three years in duration, primarily depending on the needs of the students, which are driven by the admission deadlines of the schools they plan to apply for. Our portfolio training programs consist of time-based programs and project-based programs. Students who elect the time-based program enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students.

Our Portfolio Training Specializations

We provide customized portfolio training services in different creative arts related specializations. Portfolio requirements for different specializations may share some common criteria but are different in many perspectives. For example, although observational drawing is required or useful for both architecture and fashion design, architecture design students will focus more on observational drawings of city scenes or building interiors, while students in fashion design will focus more on drawing clothing on models. For digital arts, such as animation and games, the admission staff of overseas art schools like to see candidates’ technological awareness and the capability to work with a range of digital platforms, along with traditional observational drawing. We primarily provide portfolio training in the following nine art specialization.

Architectural & Space. Our architectural & space portfolio training mainly includes training in the areas of architecture and landscape design, interior and spatial design and city planning. An architectural space portfolio typically includes evidence of creativity using a range of media, such as 3D composition, installations, models of buildings, 3D modeling, spatial plans, design blueprints and strong observational drawing skills showing a student’s ability to represent space, perspective and 3D form.

Visual Communication. Our visual communication portfolio training mainly includes training in the areas of graphic design, brand visual identity design, user interface design and illustration. A visual communication portfolio typically includes visual identity design, web/user interface design, font design, package design, illustration design, logo design, book design and poster design.

Industrial & Interaction Design. Our industrial & interaction design portfolio training mainly focuses on product design, furniture design, user experience design, game design, service design, human/computer interaction, information design, virtual reality and interactive media. An industrial & interaction design portfolio typically includes art work in both 2D and 3D that showcases strong practical, analytical and communication skills, as well as the technical and conceptual ideas and self-motivation capability of the student.

Film & Drama. Our film & drama portfolio training mainly includes training in the areas of stage design, property design, film making, film & television production, film editing, screen writing, theatre directing, film directing and performance studies. Making film and drama combines many different skills including performing arts, music, literature and writing. As a result, the requirements and format of a film & drama portfolio may be quite different from other specializations. For example, a film portfolio may be submitted in the format of a short video via DVD or flash drives or as URL links to YouTube, or embedded on a personal website or blog.

Digital Arts. Our digital arts portfolio training mainly includes training in the areas of animation, computer art, visual effects, game design, concept design and digital comics. A digital arts portfolio typically includes storyboards, character designs, 3D character modeling, scene design, design sketches, figure drawing, short animated films, short essays regarding game and finished key frames.

Music. Our music portfolio training mainly includes training in the areas of vocal music, instrumental music and music education. A music portfolio typically includes videos or recordings of musical work.

Fine Arts. Our fine arts portfolio training mainly includes training in the areas of sculpture, printmaking, painting & drawing, photography, performance art, artistic installation, ceramics & glass, imaging art and contemporary curating. A fine arts portfolio typically includes a series of paintings and drawings, crafts, contemporary installations or a series of photographs showing the foregoing.

Art theory & administration. Our art theory & administration portfolio training mainly includes training in the areas of art history, art education, art curating, arts administration and art management. An art theory & administration portfolio typically includes an arts study proposal and an art history writing sample.

Fashion & Jewelry. Our fashion & jewelry portfolio training mainly includes training in the areas of fashion design, fashion management, fashion merchandising, jewelry design, metalsmithing and accessories design. A fashion & jewelry portfolio typically includes fashion illustration, design sketches, pattern cutting & tailoring, textiles design, metalsmithing, jewelry design, accessory design and a final photo shoot.

Educational Travel Services

We have offered overseas educational travel services to our portfolio training students and other students since 2014 and began to offer domestic educational travel services to students in 2020. The educational travel market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed educational travel market in China is still developing and has high growth potential. We are looking for expanding our overseas partnerships to develop more educational travel programs with different educational travel destinations and themes at variable length of time to match the needs of the growing market.

We focus on combining study and travel in our educational travel services, and bring art related experiences to students of all ages with different backgrounds. Traveling while learning will help broaden students’ horizons, enrich students’ experiences, and develop students’ interest in art. Moreover, educational travel helps to refine the background of the student through inclusion of their valuable educational travel experience in their applications for overseas studies and, at times, providing access to recommendation letters by university professors. Most applicants for overseas art programs have overseas educational travel experience or have showed interest in educational travel services. Our educational travel services currently are more directed towards students who are interested in studying art overseas, to improve their background while taking our portfolio training programs and overseas study counseling services. We intend to expand our educational travel services to serve a broader range of students going forward.

The types of educational travel services provided by us mainly include academic educational travel, workshop internships and themed educational travel. Typically, the duration of the travel is from one to four weeks. The main destinations of our educational travel services are the United States, the United Kingdom, Japan, France and Italy. We are also exploring some cities in China with respect to our domestic educational travel programs.

Academic Educational Travel. We provide students with summer camp and winter camp programs where students will visit reputable art schools and take specialized art courses. We also invite professors from universities to deliver lectures to students and invite admissions officers who are in charge of recruiting candidates to meet and communicate with students. Our academic educational travel services target high school or undergraduate students who intend to study abroad.

Workshop Internship. We provide students with workshop internships in professionals’ studios or by working on art projects at our partner universities. During a workshop internship, students can practice in the areas they are interested and gain practical experience. Our workshop internships are targeted at high school or undergraduate students who intend to study abroad.

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach the relevant information to cultivate students’ interest in art. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and to help them acquire art related knowledge and appreciations.

Overseas Study Counseling Services

We offer art-related overseas study counseling services to students as part of our comprehensive service package. The overseas study counseling market in China has witnessed growth in recent years, driven by the rapid growth of students looking to study overseas. Riding on the demand of overseas study, we believe art-related overseas study counseling services have significant growth potential as well. Being a portfolio training service provider, we possess professional knowledge in choosing art schools and programs and will better serve students applying in this area. We provide counseling advice in both academic and practical aspects and help students make decisions from the application stage through to the admission stage. Typically, our services include the following:

•	Background Development. We set a customized timetable for applicants, which mainly includes schedules for portfolio preparation, language tests, internships and paperwork preparation.
•	University and Program Selection. We offer guidance on university and program selection based on the individual academic background, personality, career goal and other factors of each student.
•	Paper Writing. We help students develop the professional content and logical layout of their personal statements, resume, recommendation letters and other paperwork for art school applications.

•	Interview Simulation. We provide sample interview questions that have previously been used and help students practice the interview process.
•	Application Preparation. We present a checklist of documents required in school applications for students to prepare, such as a graduation certificate and proof of deposits.

Other Educational Services

Foreign Language Training Services. We offer classes in foreign languages, including English, German, French, Spanish, Italian and Japanese, to students who need to take language tests when applying for overseas universities or students interested in learning foreign languages. Our foreign language training services focus on helping students improve their language abilities and test preparation techniques. We also promote our portfolio training services, educational travel services and overseas study counseling services to students enrolled in our foreign language training services.

Junior Art Education: Our junior art education services aim to provide art-related tutoring courses for junior students from age 3 to 12, which are mainly designed to supplement students’ regular school curriculum and help students cultivate and enhance their interest in art. Our primary subject for junior art education is painting.

In-School Classes. In order to attract potential students at younger ages and expand our array of product, we partner with international schools to establish in-school art-related classes. We typically provide professional art teachers and customized art course content in these partnerships. Our goal is to cultivate and enhance students’ interest in art at an early age and convert these potential students into our customers for portfolio training services, educational travel services, overseas study counseling services and other educational services.

K-12 Education Assessment and Other Services

We also offer the following services, which are services that existed before the Huanqiuyimeng Acquisition.

•

K-12 Education Assessment Services. We develop our own tests for K-12 students and collect and analyze their test results to evaluate the learning competencies of students and teaching qualities of schools, so as to provide advice for schools and local education bureaus to enhance education developments.

•

Nanjing University Project Shuang Chuang. Nanjing University Project Shuang Chuang is a pilot project aiming to build a learning-oriented assessment platform associated with database models for capturing, analyzing and improving the innovative and entrepreneurial qualities of students among colleges and higher education institutions.

•

Research Project with the Research Institute of Future Education and Assessment of Tsinghua University. Our research project with the Research Institute of Future Education and Assessment of Tsinghua University focuses on the assessments of Chinese skills and competencies of non-native Chinese learners.

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2019, we have a total of 1,407 teachers, including 201 full-time employees and 1,206 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations.

Most of our teachers have graduated from reputable domestic or overseas universities with master degrees in China, the United Kingdom, the United States, Japan or other countries. Around 20% of our full-time teachers have over 5 years of related experience in the art industry, while around 55% of our full-time teachers have over 3 years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess and evaluate our teacher candidates on a wide set of criteria, including among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. Our teachers deliver courses to students to equip them with fundamental knowledge and skills, aesthetic appreciation for art, creative thinking capabilities, critical thinking abilities, professional skills, craftsmanship, software techniques and studio practice skills. We have also developed a systematic orientation training program and on-the-job training sessions, which reinforce the capabilities of our instructors to deliver our services effectively and assist students with learning efficiently. Our teachers’ retention, compensation and promotion are largely based on their performance. We offer our teachers with performance-based compensation packages and provide them with career advancement prospects within the Company.

Research and Curriculum Development

We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team composed of a number of curriculum development specialists and professional art teachers who analyze market demand, study cutting-edge developments and related techniques, and develop the most appropriate curriculum and teaching methods to provide up-to-date and quality education services to our students.

Our research and curriculum development process mainly includes the following:

Research. Our R&D team periodically conducts market research to study market needs, the cutting-edge knowledge required in each field of the creative arts, and information of similar or related services and products in the market, which are then used to tailor our curriculum and education plans. Our R&D team also pays visits to domestic universities and professional art colleges and researches their courses to capture the knowledge or technical skills that are not covered in their curriculum but are expected in overseas art subjects applications. In addition, our R&D team will research the requirements and admission focuses of overseas art schools to tailor our services and products to closely match such requirements and admission focuses.

Curriculum Design and Development. After comprehensive market research and study, our R&D team converts the information they collect into new portfolio training themes, curricula and training materials after extensive discussion with our professional art teachers. We also establish new training courses to fill the knowledge and technical skill gap between the art courses provided by domestic universities and professional art colleges and the requirements and expectation for applications for overseas art programs.

Curriculum Test and Optimization. After the design and development process has been completed, our R&D team tests the new themes, curricula or teaching materials within a relatively small range of classes and collects feedbacks from teachers, students and parents to revise and upgrade new content before we bring it to market. Furthermore, our R&D team also regularly revises and upgrades our training materials and curricula post-development stage to better meet market needs and improve the quality of our services.

Our Customers

Our customers primarily consist of high school and undergraduate students who intend to pursue overseas undergraduate or graduate art studies. For our portfolio training services, educational travel services and overseas study counseling services, our customers are mainly high school and undergraduate students. We also provide services to certain other students. For foreign language training services, we mainly target high school and undergraduate students and other non-student professionals who need to pass relevant language tests in connection with overseas school application. For in-school classes, we mainly target junior-level high school students, who may be interested in pursuing creative art studies in the future. For junior art education, our primary customers are junior students from age 3 to 12.

High School Student Customers. We provide portfolio training services, educational travel services, overseas study counseling services and other educational services to high school students who aim to pursue overseas undergraduate studies in art. High school students enrolled in our services are mainly from private bilingual high schools or the international classes of public high schools. Compared with undergraduate students, high school students generally have relatively weaker foundations of art-related knowledge and skills, and possess less information on how to apply for overseas art programs; thus many of them prefer purchasing a full set of our services, which can comprehensively enrich their artistic knowledge, improve their artistic thinking and perception, enhance their professional skills and provide them with information on applying for overseas art programs. Without their own source of income, almost all high school students are sponsored by their families who tend to be less price sensitive but more concerned with application results.

Undergraduate Student Customers. We primarily provide portfolio training services, educational travel services, overseas study counseling services and other educational services to undergraduate students who aim to pursue overseas graduate studies in art. Approximately 95% of undergraduate students enrolled in our services studied art-related majors in domestic universities or professional art colleges and aim to pursue overseas graduate studies in the arts, while the remaining approximately 5% have studied in other majors but desire to transfer to art programs in overseas graduate schools. Most undergraduate students have gained a certain amount of art-related expertise during their undergraduate art studies. As a result, whilst they still rely on our services, resources and guidance to improve their applications for overseas art programs, they tend to care more about the cost-effectiveness of our services and products and usually only purchase the types of our services they need instead of purchasing for the full package.

Other customers. For the fiscal year ended December 31, 2019, we also had enrollments from other students besides high school and undergraduate students. These students cover a wide range in age. For example, we provide educational travel services to secondary school students who are not motivated by the desire to submit art school applications but to cultivate their interests in art and acquire art-related knowledge and appreciation. We also provide other creative art related services to children aged 3 to 12 years old, such as printmaking teaching services.

Our Training Center Network

We operate 22 training centers in 21 cities in China as of the date of this annual report. We deliver our educational services to students primarily through our training center network and we plan to further expand our training center network in China and abroad to increase our market penetration and market share.

*Domestic business footprint of ACG as of April 22, 2020

Our training center network covers 21 major cities, 17 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian, Changchun and Shenyang, accounting for 42% of our total student enrollment. Beijing has two training centers representing 22% of our total student enrollment in the Partial Year 2019.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 18% of our total student enrollment in the Partial Year 2019.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 28% of our total student enrollment in the Partial Year 2019. Shanghai had two training centers, one of which was closed in first quarter of 2020, representing 12% of our total student enrollments in the Partial Year 2019.

Western China: Xi’an, Zhengzhou, Kunming, Chongqing and Chengdu, accounting for 12% of our total student enrollment in the Partial Year 2019.

Marketing, Sales and Business Development

As an international educational services provider, we focus on providing international education experiences that enrich and cultivate students’ creativity. We believe our quality services and products, unique and practical curricula, and our “ACG” brand, teachers and resources generally play a significant role in attracting our prospective students.

We employ a variety of marketing and student recruiting methods to attract prospective students:

Partnership with Sales Channels. We acquire potential student leads through our partnership with overseas study counseling or foreign language training service providers. Currently, our partnerships with such sales channels are an essential marketing method for us to acquire new students.

Internet and Mobile Advertisement. We advertise on the mainstream online search engines to promote our services to potential students who actively search keywords relevant to portfolio training, art study, etc. We also advertise through social media platforms to potential students, including without limitation, WeChat, Weibo and TikTok. Internet and mobile advertising is also an important marketing method for us to acquire new students.

Word of Mouth Referral. Due to our high-quality services and products as well as strong rate of admissions to reputed institutions for our students, our existing and previous students frequently recommend our services and products to others who are in need of similar services and products. We believe our brand is recognized in the portfolio training market and has a competitive advantage due to word of mouth referrals.

Marketing Events and Activities. We frequently participate in educational seminars, art workshops and on-campus events and give free speeches and lectures in order to introduce and promote our brand name and services. We also periodically participate and host educational expositions and other community events in addition to distributing informational brochures or addressing queries from potential interested students.

Competition

The market for art related educational services, and portfolio training services in particular, has quickly ramped up in recent years, and is currently undergoing fierce competition with all players aggressively up-scaling. Market players can be classified into leading players, other organized players and individual studios.

We believe we are one of the leading players in the portfolio training market in terms of, among others, geographic coverage, product breadth, and student enrollment. In educational travel services and other creative arts related international education services, we are also a player with a competitive edge. Our main competitors are other domestic and international art training institutions and organizations, which focus on some of our targeted markets. We also face potential competition from small to middle sized organized players and individual studios.

We compete primarily on the basis of branding and student acquisition, training quality, faculty, quality training center environment, product breadth and pricing, among which, branding and student acquisition is generally regarded as the most important factor, while pricing is the least. We believe that our competitive advantages include our “ACG” brand, high admission rate to art institutions, qualified faculty, competitive training quality and comprehensive product mix. However, our competitors may establish brands that have wider recognition than us, develop marketing and sales methods that are more effective than ours, introduce new products and services that have better performance and hence gain broader acceptance, hire and retain more qualified teachers, offer more satisfactory training center environment or lower prices to students, which may cause us to lose our market share.

Seasonality

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters. This is primarily because less students take classes in January and February due to spring festival holidays in China, and because some students complete their application to study art overseas in December of the previous year.

Intellectual Property

Intellectual property protections, including copyrights, trademarks, patents, and trade secrets are important to our success. We rely on copyright, trademark and patent law, trade secret protection and confidentiality agreements with our employees, clients, business partners and others to protect our intellectual property rights. All of our senior management and R&D employees are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, innovations and other processes generated by them that relate to our business are our property, and to assign to us any ownership rights in those works. Despite our efforts, it may be possible for third parties to obtain and use our intellectual property without authorization.

As of December 31, 2019, we have registered 27 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of December 31, 2019, we have registered 68 software copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China, or NCA.

As of December 31, 2019, we have also registered 40 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

Regulation

This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. On December 27, 2015, the Education Law was amended, which became effective on June 1, 2016. The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was respectively amended on June 29, 2013, November 7, 2016 and on December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution.

Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly discloses such information.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and has come into force on September 1, 2017.

Under the Amendment, the term “reasonable return” is no longer used and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amendment, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force.

The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•

sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•

sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•

for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•

private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;

•

where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•

the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•

people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the Ministry of Education, or the MOE, MCA, SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, SAMR and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAMR.

On September 1, 2017, SAMR and MOE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

On April 20, 2018, the MOE issued for public comments the Draft Revision of the Implementation Rules of the Law for Promoting Private Education of the PRC (the Draft for Comments), or the MOE Draft for Comments. As the consultation period for the MOE Draft for Comments ended in May 2018, on August 10, 2018, the Ministry of Justice published for public comments the Draft Revision of the Implementation Rules of the Law on Promoting Private Education in PRC (the Draft for Approval), or the Draft Amended Implementation Rules, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, substantial uncertainty remains with respect to its final content, effective date, interpretation and implementation. Nevertheless, such Draft Amended Implementation Rules proposes changes, clarifications and additional requirements with respect to private schools in addition to the currently effective Law for Promoting Private Education and relevant implementation rules. In particular, the Draft Amended Implementation Rules clarifies that the scope of “private school” includes private training education institutions engaging in non-degree education, which could potentially include us. According to the Draft Amended Implementation Rules, a for-profit private training institution that provides online training education or an online platform that facilitates such training education services, which does not engage in (i) cultural education related to school curriculums or tutoring services for kindergarten, primary or second school examinations or entrance requirements for primary, secondary or high school, or (ii) education that leads to a degree, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled. The internet technology service platform that implements the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform. If enacted into law in its current form, the Draft Amended Implementation Rules would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that related party transactions to which a private school is a party would be required to be conducted on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students and any director who is interested in any related party transactions of such private school should abstain from voting to approve any such transactions. The Draft Amended Implementation Rules further provides that private training institutions for language, art, sports, science and technology teaching and private training institutions for adults for cultural education or non-academic continuing education can directly apply for the registration with the local SAMR, pursuant to which our private training institutions are not required to obtain a private school operation permit from education authorities.

On December 29, 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No.24 of the President of the PRC and took effect on the same date, which made two minor adjustments to Article 26 and Article 64 of the Law for Promoting Private Education of the PRC. These minor adjustments do not materially affect our business and operations.

Besides the Amendment and the above regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations that are yet to be introduced:

•	the local regulations relating to legal person registration of for-profit and non-profit private schools; and
•

the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

As of the date of this annual report, certain local governments, for example, Beijing, Shanghai, Jiangsu province, Hebei province, Shanxi province and Hainan province, have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, for example, Beijing, Shanghai, Jiangsu province, Hubei province, Hebei province, Zhejiang province, Yunnan province, Gansu province, Anhui province and Liaoning province, have promulgated general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Beijing, Shanghai, Hubei province, Hebei province, Anhui province, Yunnan province and Zhejiang province require the existing private schools to register either as for-profit or non-profit schools within a specific time period. Under the Law for Promoting Private Education, as private education institutions established under the PRC law are also included in the category of “private schools”, our training centers may be characterized as private schools. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business — Our training centers may be characterized as private schools and thus be required to obtain private school operating permits, and failure to obtain such permits may materially and adversely affect our business operations.” As a result, preferential tax treatments granted to our training centers by governmental authorities are subject to review and may be adjusted or revoked at any time in the future.

Guidelines for Overseas Educational Travel Participated by Primary and Middle School Students (Trial)

On July 15, 2014, the Ministry of Education of the People's Republic of China promulgated the Guidelines for Overseas Educational Travel Participated by Primary and Middle School Students (Trial) (the “Guidelines”), which became effective on July 15, 2014. Under the Guidelines, overseas educational travels participated in by primary and middle school students means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas educational travels attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an overseas educational travel.

Regulations on Tourism

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on March 1, 2017, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. In the event that any person is engaged in tourism business without holding the permits required, the competent administrative department or branch of SAMR may order such person to obtain the permits required, confiscate the illegal income from such business and impose fines to such person. With respect to our educational travel services, we cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding, while we are also engaged in certain travel related activities ourselves, such as attracting and organizing students, and arranging for some transport services. Under the current law rules, it is not clear whether we are required to obtain a travel agency permit.

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

In December 2016, the SARFT issued a Notice on Strengthening the Administration of Audio-video Programs Transmission on Weibo, WeChat and Other Internet Social Networking Platforms, which further clarifies that anyone who operates internet audio/video services through Weibo, WeChat and other internet social networking platforms must obtain an audio-video program transmission license and operate its business pursuant to the scope as provided in such license.

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

Regulations Relating to Internet Content and Information Security

Internet content in China is regulated and restricted by the PRC government. The Administrative Measures on Internet Information Services, which was amended in 2011, specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. In 2009, the Standing Committee of the National People’s Congress has enacted the Decision of the Standing Committee of the National People’s Congress on Preserving Computer Network Security, which may subject violators to criminal punishment for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identities; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2019, we have registered 39 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

PRC law requires entities operating commercial websites to register their website names with SAMR or its local offices and obtain a commercial website name registration certificate. If any entity operates a commercial website without obtaining such certificate, it may be charged a fine or suffer other penalties imposed by the SAMR or its local offices.

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

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information which further clarified the meaning of certain terms of Article 253A of the Criminal Law, including but not limited to the terms of “personal information of a citizen,” “one providing citizen’s personal information” and “serious case.”

Regulation of Foreign Investment

According to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, foreign invested enterprises can be established in the form of a sino-foreign equity joint venture, a sino-foreign cooperative joint venture or a wholly foreign-owned enterprise. Prior to its registration, the enterprise must be approved by the commerce authorities, upon which a certificate of approval for a foreign-invested enterprise will be issued.

On 30 June 2019, MOFCOM and National Development and Reform Commission, or NDRC jointly promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2019 Edition) (the “2019 Negative List”), which came into effect on 30 July 2019. The 2019 Negative List replaced the negative list provided under the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2018 Edition) (the “2018 Negative List”). Pursuant to the 2019 Negative List, the number of items subject to the special administrative measures has been reduced from 48 to 40. The 2019 Negative List remains unchanged with respect to the education industry.

On March 15, 2019, Second Session of the 13th National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, and came into effect as of January 1, 2020. On December 12, 2019, State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020. On December 16, 2019, Supreme People’s Court promulgated the Interpretations of the Supreme People’s Court on Certain Issues on Application of the Foreign Investment Law, effective from January 1, 2020. After the Foreign Investment Law became effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, were abolished.

After the formal implementation of the Foreign Investment Law, the organization form and institutional framework of a newly established foreign-funded enterprise are subject to the relevant provisions of the Company Law of the People’s Republic of China or the Partnership Enterprise Law of the People’s Republic of China. Foreign-funded enterprises established in accordance with the laws on the foregoing three types of foreign-funded enterprises before the implementation of the Foreign Investment Law may continue to retain their original organizational forms for five years after the implementation of the Foreign Investment Law. In other words, existing foreign-funded enterprises will have a transition period of five years to modify their existing organizational forms and organizational structure to meet and abide by the relevant provisions of the Company Law of the People’s Republic of China or the Partnership Enterprise Law of the People’s Republic of China.

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

Under current PRC regulations, foreign-invested enterprises such as our PRC subsidiaries are required to apply to the banks by SAFE for Foreign Exchange Registration. With such a registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts.

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

In addition, SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the related foreign exchange administration rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which tightens the regulation over settlement of the fund which is raised from overseas offerings such as our initial public offering and follow-on public offering and is transferred back to China and requires that the settlement of such fund must be consistent with the description in the prospectuses for the initial public offering and follow-on public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

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

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued Notice on reform and regulations of the Administration Policy of Foreign Exchange under Capital Account, or SAFE Circular 16, effective from June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On October 23, 2019, SAFE issued the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the foreign-invested enterprises without having equity investment in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

We believe CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online do not constitute the acquisition of ATA Online, (iii) the M&A Rule does not apply to the acquisition by ATA Learning, which had been a wholly foreign owned enterprise since incorporation until it was reformed into a PRC domestic company in 2018, and (iv) although Article 11 of M&A Rule prohibits the circumvention of the M&A Rule through establishing FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — If CSRC or another PRC regulatory agency determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.”

SAFE Regulations on Employee Share Options

On February 15, 2012, SAFE issued the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules. According to the Stock Option Rules, PRC residents who participate in an employee share incentive plan of an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a branch or representative office of the overseas listed company in China, a Chinese institution which has controlling relationship or actual control relationship with the offshore listed company, or a Chinese institution qualified for asset custody business, to handle various foreign exchange matters associated with their employee share incentive plan. The PRC agent should file on behalf of the PRC resident an application with SAFE to register such employee share incentive plan, apply annually for a quota for the payment of foreign currencies in connection with the exercise of the employee share options by the PRC resident and open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share incentive plan. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the employee share incentive plan, PRC agent or overseas entrusted institution.

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

D. Property, Plant and Equipment

Our principal executive offices are located with approximately 845 square meters office space at 1/F East Gate, Building No. 2, Jian Wai Soho, and 253 square meters office space at 22/F, Building No. 15, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China respectively. We operate an aggregate of approximately 18,555 square meters of space throughout our training center network in various cities in China, including Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu, Chongqing, Dalian, Hangzhou, Nanjing, Suzhou, Hefei, Zhengzhou, Xi’an, Tianjin, Kunming, Wuhan, Qingdao, Jinan, Changsha, Shenyang and Changchun. We also own 2,124 square meters office space, with 1,062 square meters for each of two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China (“Gongyuan Real Estate Property”). As of the date of this annual report, the office space on the 8th floor of the Gongyuan Real Estate Property has been leased out and the office space on the 16th floor of the Gongyuan Real Estate Property has not been occupied. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our computer-based testing services, online education services and other related services. On August 16, 2018, we completed the sale of the ATA Online Business, which historically operated our computer based testing services, online education services and other related services. As a result, the operating results of the ATA Online Business have been retrospectively reclassified as discontinued operations for the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal year ended December 31, 2018. After the completion of the Huanqiuyimeng Acquisition, we generated revenues primarily from our portfolio training services, educational travel services, overseas study counseling services, other educational services, K-12 education assessment and other services. In addition, as a result of the adoption of new revenue guidance Accounting Standards Codification Topic 606, effective January 1, 2018 (“ASC 606”), rental income was reclassified into other operating income, net, and related costs were also reclassified from cost of revenues to other operating income, net.

Our net revenues were RMB 6.6 million, RMB 5.2 million, RMB 7.4 million, RMB 1.3 million and RMB 97.8 million ($14.0 million) in the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019, respectively. We had net income of RMB 43.9 million, net income of RMB 27.8 million, net loss of RMB 26.1 million, net income of RMB 850.6 million and net loss of RMB 129.2 million ($18.6 million) in the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

•	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
•	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
•	our capability to develop and create content that can accommodate needs of potential students;
•	our ability to provide effective creative arts related international education services and control sales and marketing expenses;
•	recognition in the marketplace for services we deliver and branding we have established; and
•	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

•	the impacts of our sale of the ATA Online Business;
•	the impacts of the Huanqiuyimeng Acquisition;
•	our share-based compensation;
•	the impacts of PRC tax policies, including certain preferential tax rates;
•	the impact of the termination of Beijing Biztour acquisition and the receipt (or failure to receive) of the related receivables;
•	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
•	the impacts of strategic investments and acquisitions;
•	our ability to maintain our brand;
•	competition from both established brands and new entrants, and our ability to maintain our market share in the increasing competition;
•	our ability to maintain similar margin, sourcing students, etc.; and
•

the impact of COVID-19 or other similar pandemic or natural disasters. Please see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results” in this annual report for more details.

Net Revenues

We derived revenues primarily from our portfolio training services, educational travel services, overseas study counseling services, other educational services, K-12 education assessment and other services in fiscal year ended December 31, 2019. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth our net revenues from our continuing operations for the periods presented.

The COVID-19 outbreak in China occurred in late December 2019, therefore, it did not have a material adverse impact on our revenues for the fiscal year ended December 31, 2019, it may, however, have material adverse impacts on our revenues for the fiscal year ending December 31, 2020. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”.

	For the nine months ended December 31,		For the twelve months ended December 31	For the fiscal year ended December 31,
	2016	2017	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(Unaudited)		(Unaudited)
	(in thousands)
Net Revenues
Portfolio training services	—	—	—	—	63,829	9,168
Educational travel services	—	—	—	—	10,456	1,502
Overseas study counseling services	—	—	—	—	8,092	1,162
Other educational services	—	—	—	—	9,045	1,300
K-12 education assessment and other services	6,628	5,186	7,389	1,339	6,348	912
Total net revenues	6,628	5,186	7,389	1,339	97,770	14,044

Portfolio Training Services.

We derive portfolio training services revenues primarily from fees charged to our students, mainly including high school and undergraduate students, in the form of delivering training programs. Our portfolio training programs consist of time-based programs and project-based programs. Students who elect the time-based programs enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students.

The most significant factors that affect our revenues from portfolio training services include the amount of credit hours for portfolio training we deliver to our students, the number of individual students who enroll in our portfolio training services and the unit price level that we charge our students.

Educational Travel Services.

We derive educational travel services revenue primarily from educational travel services fee charged from our students, mainly consisting of our portfolio training students and other students interested in educational travels. Educational travel services currently are primarily delivered overseas, which include academic educational travel, internship workshop and themed educational travel. Most educational travel services are conducted in summer with a lesser amount in winter.

The most significant factors that affect our revenues from educational travel services include the number of individual students who enroll in our educational travel services and the unit price level that we charge our students.

Overseas Study Counseling Services.

We derive overseas study counseling services revenue primarily from overseas study counseling services fee charged from students who intend to pursue overseas art and creativity education through providing relevant consulting services in the following aspects: timetable customization, university and program selection, paperwork writing, interview simulation and enrollment documents preparation, etc.

The most significant factors that affect our revenues from overseas study counseling services include the number of individual students who enroll in our counseling services, the unit price level that we charge our students and measurement of progress for services delivered during reporting period.

Other Educational Services.

We derived our other educational services revenues primarily from services provided to students for language training, junior art education and in-school classes. Language training services are mainly provided to students who need to take language tests in order to apply for overseas schools or universities. Junior art education services are designed to provide art-related tutoring courses for junior students from age 3 to 12, and in-school classes are designed to partner with international schools to provide professional art courses in the in-school art-related classes.

The most significant factors that affect our other educational services revenues include the unit price level of various other educational services that we charge our students, the amount of credit hours we deliver to our students and the measurement of progress for various services delivered during reporting period.

K-12 Education Assessment and Other Services

We derived K-12 education assessment and other services revenue primarily from fees charged to our customers, including schools, education bureaus and various education institutions, and our services include delivering the assessment reports of the test takers to our customers. Revenues from K-12 education assessment and other services are recognized when we deliver the reports to our customers.

The most significant factors that affect our revenues from K-12 education assessment and other services include unit price level that we charge our customers and sales volume of our K-12 education assessment and other services.

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters. This is primarily because less students take classes in January and February due to spring festival holidays in China and because some students complete their application for overseas art programs in December of the previous year. We expect quarterly fluctuations in our revenues and results of operations to continue.

Cost of Revenues

Our cost of revenues consists primarily of payroll and compensation to our teachers, salary and compensation to other operational staffs, rental cost of our training centers and offices, cost of teaching materials and outsourcing services costs, all of which are directly attributable to the rendering of various services. The following table shows our cost of revenues and gross profit from our continuing operations for the periods presented:

	For the nine months ended December 31,				For the twelve months ended December 31,		For the fiscal year ended December 31,
	2016		2017		2017		2018		2019
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(Unaudited)				(Unaudited)
	(in thousands, except for percentages)
Net Revenues	6,628	100.0%	5,186	100.0%	7,389	100.0%	1,339	100.0%	97,770	14,044	100.0%
Cost of Revenues	3,236	48.8%	3,786	73.0%	4,957	67.1%	4,251	317.5%	61,914	8,894	63.3%
Gross Profit (Loss)	3,392	51.2%	1,400	27.0%	2,432	32.9%	(2,912)	(217.5)%	35,856	5,150	36.7%

Cost of revenues primarily consist of (1) teaching fees, payroll and compensation to teaching support staff and administrative staff, performance-linked bonuses paid to teachers and rental payments for training centers as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of educational travel services and overseas study counseling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and K12 education assessment and other services.

Factors Affecting Gross Margin

Our gross margin is primarily affected by unit price and the number of credit hours delivered for our portfolio training and other educational services, pricing and volume of our other services rendered, payroll and compensation to our teachers, salary and compensation to other operational staffs, the rental costs of our training centers and offices, as well as costs of teaching materials and teaching supporting fees.

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses and research and development expenses.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and benefits, traveling expenses, administration and share-based compensation expenses for our administrative, management and finance personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits, traveling expenses, and share-based compensation expenses for our sales and marketing personnel, as well as other expenses including meeting and conference expenses, advertising and promotional expenses, commissions for sales channels, online channel platform expenses, entertainment expenses and other sales and marketing expenses.

Research and Development Expenses

Our research and development expenses consist primarily of the costs of equipment used in our research and development activities, salaries and benefits, traveling expenses and share-based compensation expenses for our research and development personnel, the costs of outsourcing services and other costs relating to the design, development, testing and enhancement of our products, technologies and services.

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

For other equity investments without a readily determinable fair value, we make a qualitative assessment considering the impairment indicators to evaluate whether an equity investment without a readily determinable fair value is impaired at each reporting period, and write it down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

Other Operating Income, Net

We recognized revenues from operating lease on a straight-line basis over the lease term and reported under “net revenues” for the reporting periods prior to January 1, 2018. For the fiscal years ended December 31, 2018 and 2019, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the nine months ended December 31, 2017 or the fiscal years ended December 31, 2018 and 2019. Accordingly, no provision for Hong Kong profits tax was required. PRC income tax arising from the disposal of an investment in a subsidiary, Zhongxiao Zhixing, which was previously operating in China during the taxable year ended December 31, 2018 was filed and fully paid to the relevant PRC tax authorities in 2018. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in China are subject to PRC taxes as described below:

Enterprise income tax. EIT Law imposes an income tax rate of 25% on all enterprises, including foreign-invested enterprises. Under the EIT Law, qualified HNTE are entitled to a preferential income tax rate of 15% and subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, ATA Education obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificates in 2011, 2014, and 2017 for another three years, respectively. As a result, ATA Education was entitled to a preferential income tax rate of 15% from 2008 through 2019. ATA Education is currently in the process of re-applying for its HNTE certificate for another three years. In the event ATA Education is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. In December 2009, Muhua Shangce obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2009 and renewed the certificates in 2012, 2015, and 2018 for another three years, respectively. As a result, Muhua Shangce was and will be entitled to a preferential income tax rate of 15% from 2009 through 2020. In the event Muhua Shangce is unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew its HNTE certificate after expiration, it will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.” ATA Intelligent Learning, Huanqiuyimeng and its PRC subsidiaries are all subject to an income tax rate of 25%.

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

In addition, since January 1, 2008, the EIT Law has revoked the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entities are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” Undistributed earnings generated before January 1, 2008 will be exempt from withholding tax when such earnings are distributed to foreign investors. As of December 31, 2017, we had accrued withholding tax of RMB 22,797,747 on undistributed earnings of RMB 227,977,473 generated by our PRC consolidated entities since January 1, 2008. As a result of the sale of the ATA Online Business, the withholding tax of RMB 22.8 million accrued from the disposed entities in China has been recorded under discontinued operations. As of December 31, 2018 and 2019, the Company has not provided for income taxes on earnings of RMB 71,323,502 and RMB 6,233,021 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. We announced declaration of a cash dividend of US$0.205 per common share, or US$0.41 per ADS on June 1, 2017, and a special cash dividend of US$3.00 per common share, or US$6.00 per ADS on August 8, 2018. On December 21, 2017, the China Ministry of Finance (“MOF”), SAT, National Development and Reform Commission and Ministry of Commerce jointly released Cai Shui [2017] No. 88 (the “No. 88 Notice”). The No. 88 Notice formally introduces a tax measure which allows foreign investors to enjoy withholding tax deferral treatment (“WHT deferral treatment”), on the direct re-investment of profits distributed from Chinese tax resident enterprises into China’s “encouraged projects.” If the foreign investor qualifies for the WHT deferral treatment, the Chinese subsidiary of the related foreign investor should submit the required documents to its tax authorities on behalf of the foreign investor.  Upon completion of the filing, the Chinese subsidiary could suspend withholding the profits distributed to the foreign investor. According to the No. 88 Notice, the WHT deferral treatment is applicable retroactively to January 1, 2017, and withholding tax payments already made on eligible re-investments are eligible for refund within three years of the withholding tax payment. On October 29, 2018, the SAT released [2018] No. 53 announcement, which expands the scope of foreign-invested Chinese subsidiaries that are eligible to apply for WHT deferral treatment to potentially all companies and specified the detailed application process and measures.

ATA Education has submitted an application for WHT deferral treatment under the above rules in August 2018 and obtained the approval from the relevant tax authority to re-invest approximately RMB 85.1 million from ATA Learning to ATA Education with the 10% withholding tax suspended for payments based on the board resolution of the common foreign parent company of ATA BVI.

Under applicable Chinese tax laws, foreign-invested enterprises and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No. 76, which provides that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to ten years instead of five years.

ATA Education and Muhua Shangce, as HNTEs in the fiscal year ended December 31, 2019, are eligible to apply for the above preferential tax rules and carry forward tax losses up to ten years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2019, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

None of Huanqiuyimeng and its PRC subsidiaries are HNTEs and all of them are subject to an income tax rate of 25% in accordance with PRC tax laws.

PRC Value Added Tax ("VAT"). On March 24, 2016, the MOF and SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value Added Tax, effective on May 1, 2016. The net revenues (i.e. VAT excluded) generated from services provided by our PRC subsidiaries are generally subject to VAT at a rate of 6%, with some of our small-scale taxpaying subsidiaries subject to VAT at a rate of 3%.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amount of our assets and liabilities, and disclose contingent assets and liabilities on the date of each set of consolidated financial statements and the reported amount of revenues and expenses during each financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions.

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

Revenue Recognition

We generated revenue primarily from our portfolio training services, educational travel services, overseas study counseling services, and other educational services through our training center network in China and abroad as a result of Huanqiuyimeng Acquisition on August 6, 2019. Prior to the consummation of the sale of the ATA Online Business, we primarily provided computer-based testing services, online education services and other related services, which have been classified and reported under discontinued operations for all the periods presented.

Prior to January 1, 2018, revenues were recognized under the revenue guidance of Accounting Standards Codification Topic 605 when all of the following have occurred: (i) persuasive evidence of an agreement with the customer exists; (ii) services have been performed and/or delivery of goods has occurred; (iii) the fees for services performed and/or price of goods sold are fixed or determinable; and (iv) collectability of the fees and/or sales proceeds is reasonably assured.

We adopted ASC 606, Revenue from Contracts with Customers, from January 1, 2018 using the modified retrospective method. In accordance with ASC 606, revenues were recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes).

Under ASC 606, we are required to estimate variable consideration, the determination of stand-alone selling prices (“SSP”) of performance obligations, and measurement of progress towards completion in revenue recognition.

In making the estimate of variable consideration, we apply judgments which are inherently subjective. This includes the assessment of the final outcome of the performance targets and our historical experience and performance. The amount of estimated variable consideration included in the transaction price is limited only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable condition is subsequently resolved. We review these estimates on a regular basis. Any changes in these factors which affect the estimated variable consideration and revenue recognized are applied prospectively.

The contracts with customers also include promises to transfer multiple services. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. For contracts with variable consideration, we determine that variable consideration is allocated according to the method as described above, because variable consideration is attributable to all of the performance obligations in a contract.

For each performance obligation satisfied over time, revenues were recognized over time by measuring the progress toward complete satisfaction of that performance obligation, including:

•

Portfolio training services. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contract with the students. Under project-based programs, the number of hours of trainings required to complete a project is not pre-determined and varies depending on the background and requirements of individual students. We reassess the total hours of training pursuant to each contract of project-based program with individual student on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.

•	Educational travel services. Revenue is recognized over service period on the basis of costs incurred to-date to the total estimated costs.
•	Overseas study counseling services. Revenue is recognized over the service period on the basis of costs incurred to-date to the total estimated costs.
•

Other educational services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which we expect to be entitled to in exchange for those services.

•

Revenue from K12 education assessment services and content development is recognized when we deliver the reports or developed content to customers, which is when the control over the report or the content has been transferred to customers.

Business Combination

Business combinations are recorded using the acquisition method of accounting in accordance with ASC Topic 805: Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Income Taxes

We assess the likelihood that our net deferred income tax assets will be realized. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred income tax assets will not be realized, we establish a valuation allowance.

In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carried forwards are utilized. We consider the future reversal of taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment.

For the nine months ended December 31, 2017 and each of the fiscal years ended December 31, 2018 and 2019, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

As of December 31, 2019, the valuation allowance of RMB 44.7 million ($6.4 million) was related to the deferred income tax assets of our PRC entities which were in loss position. As of December 31, 2019, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance.

Share-based payment

We measure the cost of employee share options or similar equity instruments based on the grant date fair value of the award and recognize that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

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

Long-term investments

Equity method investments. An investment in common stock or in-substance common stock of an entity where we can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investees. Investment losses are recognized until the investment is fully written down as we do not guarantee the investee’s obligations nor are we committed to provide additional funding. When our carrying value in an equity method investment is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guarantee obligations of an affiliated company or have committed additional funding. When the equity method accounted investee subsequently reports income, we will not record our share of such income until it exceeds the amount of our share of losses not previously recognized.

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

Results of Operations

The following table and period to period comparison and discussion sets forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period, and since the results for the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017, and the fiscal year ended December 31, 2018 include the ATA Online Business as discontinued operations and do not include any of the results of our businesses conducted by Huanqiuyimeng, which was acquired by us in 2019, and the results for the year ended December 31, 2019 only include the results of our businesses conducted by Huanqiuyimeng from the Acquisition Date to December 31, 2019, the following results and discussion may not be representative of our future operations.

Discontinued Operations

According to the Accounting Standards Codification Topic 205, the effect of discontinued operations of computer-based testing services, online education services and other related services for the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019 has been accounted for in the consolidated statement of operations for all the periods presented. The gain from the disposal of discontinued operations, net of income taxes, recorded for the year ended December 31, 2019, was to account for the reimbursement of legal and consulting expenses received from the buyer in relation to the sale of the ATA Online Business. Results from operations of discontinued operations, net of income tax, were income of RMB 89.0 million, income of RMB 100.6 million, income of RMB 61.4 million, loss of RMB 19.0 million and income of RMB nil in the nine months ended December 31, 2016 and 2017, the twelve months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019, respectively.

	For the nine months ended December 31,				For the twelve months ended December 31		For the fiscal year ended December 31
	2016		2017		2017		2018		2019
	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(Unaudited)				(Unaudited)
	(In thousands, except for percentages)
Net revenues	6,628	100.0%	5,186	100.0%	7,389	100.0%	1,339	100.0%	97,770	14,044	100.0%
Cost of revenues	3,236	48.8%	3,786	73.0%	4,957	67.1%	4,251	317.5%	61,914	8,894	63.3%
Gross profit (loss)	3,392	51.2%	1,400	27.0%	2,432	32.9%	(2,912)	(217.5)%	35,856	5,150	36.7%
Operating expenses:
Research and development	15,627	235.8%	15,416	297.3%	19,713	266.8%	19,594	1,463.3%	11,817	1,697	12.1%
Sales and marketing	4,143	62.5%	4,539	87.5%	5,633	76.2%	5,570	416.0%	34,112	4,900	34.9%
General and administrative	27,442	414.0%	40,133	773.9%	48,758	659.9%	43,508	3,249.3%	81,924	11,768	83.8%
Impairment loss of intangible assets and other non-current assets	—	—	—	—	—	—	—	—	8,932	1,283	9.1%
Provision for loan receivable and other receivables	—	—	—	—	—	—	—	—	17,431	2,504	17.8%

Total operating expenses	47,212	712.3%	60,088	1,158.7%	74,104	1,002.9%	68,672	5,128.6%	154,216	22,152	157.7%
Other operating income, net	—	—	—	—	—	—	3,793	283.3%	588	85	0.6%
Loss from continuing operations	(43,820)	(661.1)%	(58,688)	(1,131.7)%	(71,672)	(970.0)%	(67,791)	(5,062.8)%	(117,772)	(16,917)	(120.5)%
Share of losses of equity method investments	(2,274)	(34.3)%	(1,395)	(26.9)%	(1,959)	(26.5)%	—	—	(8)	(1)	(0.0)%
Impairment loss of long-term investments	—	—	(15,217)	(293.4)%	(15,217)	(205.9)%	(6,381)	(476.5)%	(26,815)	(3,852)	(27.4)%
Change in fair value of long-term investment	—	—	—	—	—	—	2,750	205.4%	—	—	—
Interest income, net of interest expenses	1,136	17.1%	609	11.7%	970	13.1%	2,409	179.9%	3,282	472	3.4%
Foreign currency exchange gains (losses), net	(78)	(1.2)%	(222)	(4.3)%	(222)	(3.0)%	960	71.7%	51	7	0.1%
Loss from continuing operations before income taxes	(45,036)	(679.5)%	(74,913)	(1,444.5)%	(88,100)	(1,192.3)%	(68,053)	(5,082.4)%	(141,262)	(20,291)	(144.5)%
Income tax benefit	—	—	(2,109)	(40.7)%	(591)	(8.0)%	—	—	(7,150)	(1,027)	(7.3)%
Loss from continuing operations, net of income taxes	(45,036)	(679.5)%	(72,804)	(1,403.9)%	(87,509)	(1,184.3)%	(68,053)	(5,082.4)%	(134,112)	(19,264)	(137.2)%
Income (loss) from operations of discontinued operations, net of income taxes	88,980	1,342.5%	100,641	1,940.6%	61,433	831.4%	(18,951)	(1,415.3)%	—	—	—
Gain from disposal of discontinued operations, net of income taxes	—	—	—	—	—	—	937,606	70,022.9%	4,894	703	5.0%
Income from discontinued operations, net of income taxes	88,980	1,342.5%	100,641	1,940.6%	61,433	831.4%	918,655	68,607.5%	4,894	703	5.0%
Net income (loss)	43,944	663.0%	27,837	536.8%	(26,076)	(352.9)%	850,602	63,525.2%	(129,218)	(18,561)	(132.2)%
Net income (loss) attributable to ATA Creativity Global	43,978	663.5%	29,634	571.4%	(24,060)	(325.6)%	854,926	63,848.1%	(122,254)	(17,561)	(125.0)%

	For the nine months ended December 31,		For the twelve months ended December 31,	For the fiscal year ended December 31,
	2016	2017	2017	2018	2019
	(Unaudited)		(Unaudited)
	RMB	RMB	RMB	RMB	RMB	US$
Basic and diluted earnings (loss) per common share	0.96	0.48	(0.69)	18.25	(2.52)	(0.36)

Fiscal Year Ended December 31, 2019 Compared to Fiscal Year Ended December 31, 2018

Net Revenues

Our total net revenues increased by RMB 96.5 million, or 7,201.7%, to RMB 97.8 million ($14.0 million) in the fiscal year ended December 31, 2019 from RMB 1.3 million in the fiscal year ended December 31, 2018, primarily due to the net revenues of RMB 91.4 million contributed by the recently acquired Huanqiuyimeng businesses for the Partial Year 2019, out of which RMB 63.8 million was generated from our primary service line of portfolio training services.

Cost of revenues

Our cost of revenues increased by RMB 57.7 million, or 1,356.5%, to RMB 61.9 million ($8.9 million) in the fiscal year ended December 31, 2019 from RMB 4.3 million in the fiscal year ended December 31, 2018, primarily due to the cost of revenues of RMB 56.1 million contributed from the recently acquired Huanqiuyimeng for the Partial Year 2019, out of which RMB 50.4 million was generated from our portfolio training services, educational travel services and overseas study counseling services.

Gross Profit (Loss)

Our gross profit increased by RMB 38.8 million, or 1,331.3%, to RMB 35.9 million ($5.2 million) in the fiscal year ended December 31, 2019 from gross loss of RMB 2.9 million in the fiscal year ended December 31, 2018. The increase was primarily contributed by gross profit amounting to RMB 35.3 million ($5.1 million) of the recently acquired Huanqiuyimeng, whose Partial Year 2019 operation results were incorporated into our consolidated financial statements after the Acquisition Date.

Operating Expenses

General and administrative expenses. Our general and administrative expenses increased by RMB 38.4 million, or 88.3%, to RMB 81.9 million ($11.8 million) in the fiscal year ended December 31, 2019 from RMB 43.5 million in the fiscal year ended December 31, 2018, primarily due to general and administrative expenses of RMB 37.6 million incurred by Huanqiuyimeng for the Partial Year 2019, which consists primarily of salaries and share-based compensation expenses paid to our administrative and management personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 28.5 million, or 512.4%, to RMB 34.1 million ($4.9 million) in the fiscal year ended December 31, 2019 from RMB 5.6 million in the fiscal year ended December 31, 2018, primarily due to sales and marketing expenses of RMB 29.1 million incurred by Huanqiuyimeng for the Partial Year 2019, which primarily consists of salaries, compensations, and performance-linked bonuses for our sales and marketing personnel, commission expenses for sales channels, online channel platform expenses as well as other sales expenses including meeting and conference expenses, advertising and promotion expenses, traveling and entertainment expenses, etc.

Research and development expenses. Our research and development expenses decreased by RMB 7.8 million, or 39.7%, to RMB 11.8 million ($1.7 million) in the fiscal year ended December 31, 2019 from RMB 19.6 million in the fiscal year ended December 31, 2018, primarily due to decrease in labor costs of RMB 6.1 million resulting from the reduction in head counts of the research and development department.

Impairment Loss of Intangible Assets and Other Non-current Assets. We recorded an impairment loss of intangible assets and other non-current assets of RMB 8.9 million ($1.3 million) for the software platform developed under Project Shuang Chuang in the year ended December 31, 2019, primarily because we anticipate no cash inflow nor alternative use from the platform in the near future. Therefore full impairment was recorded to reduce carrying amount of the relevant assets recognized for this project to zero as of December 31, 2019.

Provision for Loan Receivable and Other Receivables. Our provision for loan receivable and other receivables increased by RMB 17.4 million ($2.5 million), or 100.0%, in the fiscal year ended December 31, 2019 from RMB nil in the fiscal year ended December 31, 2018. We lent a loan of $2.0 million and provided advances of approximately RMB 7.5 million to Beijing Biztour, a company we previously anticipated to acquire. The acquisition was terminated by us in March 2019 due to certain closing conditions were not being met by its selling shareholder. As of December 31, 2019, we assessed the collectability of the loan receivable and other receivables due from Beijing Biztour and used the fair value of real estate adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million for the year ended December 31, 2019.

Impairment Loss of Long-term Investments

Our impairment loss of long-term investments increased by RMB 20.4 million ($2.9 million), or 320.2%, to RMB 26.8 million in the fiscal year ended December 31, 2019 from RMB 6.4 million in the fiscal year ended December 31, 2018. We recorded an impairment loss of RMB 26.8 million ($3.9 million) in the fiscal year ended December 31, 2019 related to impairment charges associated with two of our strategic investments, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows in the fiscal year ended December 31, 2019.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses increased to RMB 3.3 million ($0.5 million) in the fiscal year ended December 31, 2019 from RMB 2.4 million in the fiscal year ended December 31, 2018, primarily due to increased interest income derived from higher rate of return of interest on our average cash balance.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange income of RMB 51,476 ($7,394) in the fiscal year ended December 31, 2019, compared to a net income of RMB 1.0 million in the fiscal year ended December 31, 2018.

Income Tax Expense (Benefit)

We had an income tax benefit of RMB 7.1 million ($1.0 million) in the fiscal year ended December 31, 2019, compared to income tax expense of RMB nil in the fiscal year ended December 31, 2018. The income tax benefit recorded in the fiscal year ended December 31, 2019 was related to effects of amortization of the difference between tax basis and accounting basis of the intangible assets and deferred revenues recorded in connection with Huanqiuyimeng Acquisition.

Income (Loss) from Continuing Operations, net of Income Taxes

Loss from continuing operations, net of income taxes, for the fiscal year ended December 31, 2019, was RMB 134.1 million ($19.3 million), as compared to RMB 68.1 million in the prior period.

Net Income (Loss)

As a result of the above factors, we had net loss of RMB 129.2 million ($18.6 million) in the fiscal year ended December 31, 2019, compared to net income of RMB 850.6 million in the fiscal year ended December 31, 2018.

We had basic and diluted loss per common share of RMB 2.52 ($0.36) in the fiscal year ended December 31, 2019 compared to basic and diluted earnings per common share of RMB 18.25 in the fiscal year ended December 31, 2018.

Fiscal Year Ended December 31, 2018 Compared to Twelve Months Ended December 31, 2017

Net Revenues

Our total net revenues decreased by RMB 6.1 million, or 81.9%, to RMB 1.3 million in the fiscal year ended December 31, 2018 from RMB 7.4 million in the twelve months ended December 31, 2017, primarily due to the reclassification of rental income of RMB 5.9 million to other operating income, net, as a result of the adoption of the new revenue guidance ASC 606, effective since January 1, 2018. The remaining revenues for both periods were from K-12 education assessment services as well as certain other services.

Gross Profit (Loss)

Our gross profit decreased by RMB 5.3 million, or 219.8%, to a gross loss of RMB 2.9 million in the fiscal year ended December 31, 2018 from gross profit of RMB 2.4 million in the twelve months ended December 31, 2017. The decrease in gross profit was primarily due to the reclassification of net rental income of RMB 3.8 million into other operating income, net, in connection with the adoption of ASC 606. In addition, costs for K-12 education assessment services increased by RMB 1.7 million compared with the prior period due to the implementation of a strategic education quality monitoring project.

Operating Expenses

General and administrative expenses. Our general and administrative expenses decreased by RMB 5.3 million, or 10.8%, to RMB 43.5 million in the fiscal year ended December 31, 2018 from RMB 48.8 million in the twelve months ended December 31, 2017, primarily due to the decrease in non-recurring consulting fees of RMB 12.2 million associated with investing activities incurred in the twelve months ended December 31, 2017, netting off by the increase in the expenditure recorded under continuing operations of RMB 7.0 million in fiscal year ended December 31, 2018 related to the Tsinghua University academic project.

Sales and marketing expenses. Our sales and marketing expenses remained stable at RMB 5.6 million in the fiscal year ended December 31, 2018 and in the twelve months ended December 31, 2017, primarily due to the decrease of regular marketing and promotion expenses resulting from the above-stated strategic shift of business, netting off by selling and promotion expenses incurred for Project Shuang Chuang in the fiscal year ended December 31, 2018.

Research and development expenses. Our research and development expenses decreased slightly by RMB 0.1 million, or 0.6%, to RMB 19.6 million in the fiscal year ended December 31, 2018 from RMB 19.7 million in the twelve months ended December 31, 2017, primarily due to the decrease in share-based compensation expense of RMB 0.8 million and rent expense of 1.3 million, netting off by labor costs increase of RMB 2.0 million.

Impairment Loss of Long-term Investments

We recorded an impairment loss of RMB 6.4 million in the fiscal year ended December 31, 2018 related to the impairment charges associated with one of our strategic investments, which failed to meet the expected milestones and operation forecasts and encountered a shortage of working capital resulted from continuous negative operating cash flows.

Interest Income, net of Interest Expense

Our interest income, net of interest expenses increased to RMB 2.4 million in the fiscal year ended December 31, 2018 from RMB 1.0 million in the twelve months ended December 31, 2017, primarily due to increased interest income derived from higher average cash balances with proceeds received from the sale of the ATA Online Business during the fiscal year ended December 31, 2018.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange income of RMB 1.0 million in the fiscal year ended December 31, 2018, compared to a net loss of RMB 0.2 million in the twelve months ended December 31, 2017.

Income Tax Expense (Benefit)

We had income tax expense of RMB nil in the fiscal year ended December 31, 2018, compared to an income tax benefit of RMB 0.6 million in the twelve months ended December 31, 2017. The income tax benefit recorded in the twelve months ended December 31, 2017 was to true up the income tax expenses with annual income tax returns of PRC entities.

Income (Loss) from Continuing Operations, net of Income Taxes

Loss from continuing operations, net of income taxes, for the fiscal year ended December 31, 2018, was RMB 68.1 million, as compared to RMB 87.5 million in the prior period. The decrease of RMB 19.4 million was primarily due to the decrease in consulting fees of RMB 12.2 million associated with investing activities recorded in twelve-month period ended December 31, 2017 and RMB 8.8 million less in impairment loss associated with strategic long-term investments recorded in fiscal year ended December 31, 2018 compared with the prior period.

Income (Loss) from Operations of Discontinued Operations, net of Income Taxes

Loss from discontinued operations, net of income taxes, for the fiscal year ended December 31, 2018, was RMB 19.0 million, compared to income of RMB 61.4 million in the prior period. The change was primarily due to the fact that the operations of discontinued operations consolidated into the consolidated statements of comprehensive income (loss) of the fiscal year ended December 31, 2018 only covers the period from the beginning of fiscal year 2018 to the completion date of the sale of the ATA Online Business in August 2018, as compared to the twelve-month period ended December 31, 2017.

Gain from Disposal of Discontinued Operations, net of Income Taxes

We recognized a gain from the disposal of discontinued operations, net of income taxes, of RMB 937.6 million in connection with the sale of the ATA Online Business for the fiscal year ended December 31, 2018. Income tax incurred for the disposal of discontinued operations was RMB 188.9 million for the fiscal year ended December 31, 2018.

Net Income (Loss)

As a result of the above factors, we had net income of RMB 850.6 million in the fiscal year ended December 31, 2018, compared to net loss of RMB 26.1 million in the twelve months ended December 31, 2017. The increase in net income was primarily due to gain recognized from the sale of the ATA Online Business in the fiscal year ended December 31, 2018.

We had basic and diluted earnings per common share of RMB 18.25 in the fiscal year ended December 31, 2018 compared to basic and diluted loss per common share of RMB 0.69 in the twelve months ended December 31, 2017.

Nine Months Ended December 31, 2017 Compared to Nine Months Ended December 31, 2016

Net Revenues

Our total net revenues decreased by RMB 1.4 million, or 21.8%, to RMB 5.2 million in the nine months ended December 31, 2017 from RMB 6.6 million in the nine months ended December 31, 2016, primarily as a result of a decrease in rental income of RMB 1.2 million due to the change of tenant in one floor of our real estate properties.

Gross Profit

Our gross profit decreased by RMB 2.0 million, or 58.7%, to RMB 1.4 million in the nine months ended December 31, 2017 from RMB 3.4 million in the nine months ended December 31, 2016. The decrease in gross profit was primarily due to a decrease in net revenues of RMB 1.4 million from the nine months ended December 31, 2016 and increased content development costs of RMB 0.7 million related to the development of K-12 education assessment services in the nine months ended December 31, 2017.

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

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 0.4 million, or 9.6%, to RMB 4.5 million in the nine months ended December 31, 2017 from RMB 4.1 million in the nine months ended December 31, 2016, primarily due to increased labor costs for our sales and marketing personnel.

Research and development expenses. Our research and development expenses slightly decreased by RMB 0.2 million, or 1.4%, to RMB 15.4 million in the nine months ended December 31, 2017 from RMB 15.6 million in the nine months ended December 31, 2016.

Impairment Loss of Long-term Investments

We recorded an impairment loss of RMB 15.2 million in the nine months ended December 31, 2017 related to the impairment charges associated with one of our strategic investments, which encountered a severe shortage of working capital resulting from continuous negative operating cash flows and turnover of key personnel in the fourth quarter of 2017.

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

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange losses primarily reflect the foreign exchange fluctuation effects of exchanging from Renminbi to U.S. dollars. We recorded a net foreign currency exchange loss of RMB 0.2 million in the nine months ended December 31, 2017, compared to a net loss of RMB 0.1 million in the nine months ended December 31, 2016.

Income Tax Expense (Benefit)

We had an income tax benefit of RMB 2.1 million in the nine months ended December 31, 2017, compared to income tax expense of RMB nil in the nine months ended December 31, 2016. The income tax benefit recorded in the nine months ended December 31, 2017 was due to the reversal of a withholding tax accrual as a result of decrease in the undistributed earnings generated by our PRC consolidated entities reported under continuing operations.

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

B. Liquidity and Capital Resources

We have financed our working capital and capital expenditure needs primarily through cash generated from operating activities and proceeds received from the Private Placement.

As of December 31, 2019, we had RMB 154.2 million ($22.1 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from proceeds received from the Private Placement and cash generated from future operating activities.

We believe our cash proceeds received from the Private Placement and expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from our creative arts related international education services may cause material fluctuations in our cash generated from operations. See Item 5.A. “Operating and Financial Review and Prospectus—Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the nine months ended December 31, 2017 and the fiscal years ended December 31, 2018 and 2019:

	For the nine months ended December 31,	For the fiscal year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	95,606	(312,627)	(57,876)	(8,313)
Net cash provided by (used in) investing activities	(20,604)	1,201,736	(36,945)	(5,307)
Net cash provided by (used in) financing activities	(70,149)	(949,894)	57,566	8,269
Effect of foreign exchange rate changes on cash	(1,210)	(4,720)	867	124
Net increase (decrease) in cash	3,643	(65,505)	(36,388)	(5,227)
Cash and cash equivalents at beginning of the period	252,448	256,091	190,586	27,376
Cash and cash equivalents at end of the period	256,091	190,586	154,198	22,149

Operating Activities

Net cash used in operating activities was RMB 57.9 million ($8.3 million) in the fiscal year ended December 31, 2019, mainly attributable to cash collection from sales of RMB 122.6 million, including RMB 112.0 million from the acquired Huanqiuyimeng operations and RMB 10.6 million from other existing services (primarily from the K-12 education assessment services income and rental income), partially netting off by cash paid for payroll and compensation expenses of RMB 84.0 million and cash paid for other cost and operating expenses of RMB 96.5 million.

Net cash used in operating activities was RMB 312.6 million in the fiscal year ended December 31, 2018, mainly attributable to net cash outflows of RMB 287.5 million from continuing operations, which consists of cash collection of RMB 5.7 million from rental income and RMB 1.5 million from K-12 education assessment and other related services, netting off by cash paid for income tax of RMB 213.0 million, the majority of which was incurred for the sale of the ATA Online Business, and cash paid for payroll and other operating expenses of RMB 81.7 million as well as net cash outflows of RMB 25.1 million from discontinued operations.

Net cash provided by operating activities was RMB 95.6 million in the nine months ended December 31, 2017, mainly attributable to cash collections from revenues of RMB 447.0 million, partially offset by cash paid for test monitoring costs and royalty fees of RMB 169.0 million and cash paid for payroll and other operating expenses of RMB 182.4 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2019 of RMB 36.9 million ($5.3 million) was primarily attributable to cash payment of RMB 34.7 million made in the Huanqiuyimeng Acquisition (less cash acquired), cash payment of RMB 1.3 million for purchasing property and equipment, cash payment of RMB 6.0 million invested in Xiaozhi, netting off by RMB 4.9 million legal and consulting fee reimbursement received in the fiscal year ended December 31, 2019 associated with the sale of the ATA Online Business.

Net cash provided by investing activities in the fiscal year ended December 31, 2018 of RMB 1,201.7 million was primarily attributable to net proceeds from the disposal of discontinued operations of RMB 1,223.0 million.

Net cash used in investing activities in the nine months ended December 31, 2017 of RMB 20.6 million was primarily attributable to RMB 31.1 million expenditures made for intangible assets, properties and equipment and RMB 5.5 million cash invested in EEO, which was offset by RMB 10.0 million cash received from the shareholders of ATA Online in connection with the termination of the VIE agreements (discussed in greater detail below) and proceeds of RMB 6.6 million received from the disposal of certain affiliated subsidiaries and investments.

Financing Activities

Net cash provided by financing activities in the fiscal year ended December 31, 2019 of RMB 57.6 million ($8.3 million) was primarily attributable to RMB 61.7 million received from private placement and RMB 5.0 million capital increase of Muhua Shangce contributed by non-controlling shareholder, netting off by RMB 9.0 million repayment of short-term loans assumed in connection with the Huanqiuyimeng Acquisition.

Net cash used in financing activities in the fiscal year ended December 31, 2018 of RMB 949.9 million was primarily attributable to a special cash dividend paid to our shareholders.

Net cash used in financing activities in the nine months ended December 31, 2017 of RMB 70.1 million was primarily attributable to a special cash dividend payment of RMB 65.7 million.

Indebtedness

Huanqiuyimeng has entered into several loan agreements with banks amounting to RMB 14.0 million as of the Acquisition Date to finance part of the operating costs and expenses. As of December 31, 2019 and the date of this annual report, the outstanding balance of these loans was RMB 5.0 million. All the terms of such outstanding loans are within one year. Other than such loans, we do not have any other outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the nine months ended December 31, 2017	For the fiscal year ended December 31, 2018	For the fiscal year ended December 31, 2019
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	31,060	9,356	1,285	185

Historically, our capital expenditures have been made primarily for leasehold improvements, software, computer equipment and education assessment caseware.

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries is Renminbi. As of December 31, 2019, we had RMB 154.2 million ($22.1 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated royalty payments prior to the sale of the ATA Online Business, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. After the sale of the ATA Online Business, the non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated referral fees paid by overseas schools and institutions and service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for educational travel services, either denominated in U.S. dollars, United Kingdom pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. Under current guidance, goodwill impairment loss is measured by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill by following procedures that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the new amendments, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit's fair value. The amendments are effective for annual and interim reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of this ASU on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2018-13 on the Company's consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). ASU 2019-04 includes the codification improvements resulting from the June 11, 2018 and November 1, 2018 Credit Losses Transition Resource Group (TRG) Meetings and the codification improvements to Update 2016-13 (Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments), etc. ASU 2019-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of this ASU on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2019-12 on the Company's consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 4 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities. After the completion of the Huanqiuyimeng Acquisition in 2019, our prior research and development policies applicable to our historically operated computer-based testing services, online education services and other related services do not apply anymore.

D. Trend Information

Other than as disclosed elsewhere in this annual report and the COVID-19 outbreak (see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”), we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	37,293	23,376	13,558	359	—
Other commitments (2)	20,000	10,000	10,000	—	—

(1)

Our operating lease obligations comprise our office lease obligations for our offices in China. These office leases expire at different times over the period from the date of this annual report through December 2023, and will become subject to renewal. We will evaluate the need to renew each office lease on a case-by-case basis prior to its expiration.

(2)

On April 27, 2017, we entered into a five-year agreement with Tsinghua University, under which we will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million, as of the date of this annual report, out of which RMB 20.0 million is still outstanding and will be paid in the following two years.

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

Name	Age	Position
Kevin Xiaofeng Ma	56	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	47	President and Director
Andrew Yan	62	Director
Hope Ni	47	Director
Alec Tsui	70	Director
Zhilei Tong	45	Director
Amy Tung	48	Chief Financial Officer

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

Jun Zhang is the president and a director of our company. Prior to joining us, Mr. Zhang was the founder and president of Huanqiuyimeng. With over 20 years of experience in art and creativity education, Mr. Zhang is recognized as an expert in the art and creativity education industry in China. He is a pioneer in the industrialization of international art and creativity education in China and has been active in the fields of both art and vocational training as an educator in China. He has served as the head of the graduate animation program at the Central Academy of Fine Arts’ School of City Design and as the director of the digital simulation graduate program at the Beijing Institute of Technology’s School of Design and Arts. Mr. Zhang received a bachelor’s degree in arts education from Qufu Normal University.

Andrew Yan is a director of our company, and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Resources Land Limited; a non-executive director of Guodian Technology & Environment Group Corporation Limited; an independent director of BlueFocus Communication Group, TCL Corporation and 360 Finance, Inc.; and a director of Smart Home Co., Ltd, Shanghai Welltech Automation Co., Ltd and Shenzhen Appotronics Corporation Ltd.. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni is an independent director of ATA Creativity Global. Ms. Ni is an executive director of Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong). Ms. Ni currently serves on the boards of Digital China Holdings Ltd. (Stock code: 00861.HK). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and has also served as director on the board of directors of ATA Online from July 2015 to August 2018. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong and on the Nasdaq Global Market, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Melco Resorts & Entertainment Limited, DTXS Silk Road Investment Holdings Company Limited and Hua Medicine. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Zhilei Tong is a director of our board. Mr. Tong founded Chinese All Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of ChineseAll Digital Publishing Group Co., Ltd. He is also the executive director of Jianshui Wenrui Enterprise Management Consulting Co., Ltd., the executive director and CEO of Beijing ChineseAll Culture Media Co., Ltd., the executive director and CEO of Beijing ChineseAll Education Technology Development Co., Limited, the executive director of Shanghai ChineseAll Culture Development Co., Ltd., the chairman of Hangzhou ChineseAll Information Technology Co., Ltd., the executive director of ChineseAll (Tianjin) Culture Development Co., Ltd., the chairman of ChineseAll (Tianjin) Culture and Education Industry Investment Management Co., Ltd., the executive director of Hubei ChineseAll Digital Publishing Co., Ltd., the executive director of Guangzhou Siyuetian Information Technology Co., Ltd., the executive director of Beijing Tangyuan and its partners Network Technology Co., Ltd., the executive director of ChineseAll Group Co., Limited, the executive director of Chinese Online Anti-Piracy Union Limited, the director of ATA Online (Beijing) Education Technology Co., Ltd., the chairman of Crazy Maple Studio, the representative of the Beijing Municipal People’s Congress, a representative of the 16th People’s Congress of Beijing Dongcheng District, a member of the Secretary General in the All-China Youth Federation and secretary general in education subsector, the vice-chairman in Youth Federation of Dongcheng District of Beijing, the vice president of China Audio Visual and Digital Publishing Association, and the vice-chairman of China Redactological Society. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from Tsinghua University.

Amy Tung is our Chief Financial Officer, having assumed such role on April 1, 2017. She also served as chairman on the supervisory board of ATA Online from July 2015 to August 2018. Ms. Tung has been with the Company since 2006, serving in roles previously including the assistant to the CEO and vice president/financial controller. Prior to her service with ATA, Ms. Tung has held various financial and accounting positions with Bayer Healthcare Limited in Hong Kong, BEA Systems (Hong Kong) Limited, Bureau Veritas Consumer Products Services (Hong Kong) Limited, Agilent Technologies Hong Kong Limited, and Compaq Computer Limited. Ms. Tung received her master’s degree in financial engineering from Columbia University and her MBA and bachelor’s degree in computer science from the Chinese University of Hong Kong. She is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

B. Compensation

For the fiscal year ended December 31, 2019, we and our subsidiaries paid aggregate cash compensation of approximately RMB 7.0 million ($1.0 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool on each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2019, 7,423,815 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

We have granted share options and restricted shares under the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan to selected directors, officers, employees and individual consultants and advisors. As of December 31, 2019, we have issued a total of 2,101,290 share options (including 1,698,790 share options issued to Jun Zhang, our president and the performance targets of such share options were not determined until March 25, 2020) that are outstanding under such plans, of which 122,082 have vested. The contractual term of these options is ten years. As of December 31, 2019, we have also granted 1,102,136 restricted shares that are unvested and outstanding, and 693,362 restricted shares have vested in the fiscal year ended December 31, 2019.

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

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. The 2005 Plan was terminated in 2015, and without further action by our board of directors, the Second Amended and Restated 2008 Plan will terminate in 2028.

The table below sets forth the share option issued and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Issuance	Vesting Start Date	Date of Expiration
Amy Tung	200,000	$0.578	November 6,2018	November 6,2018	November 5,2028
Jun Zhang*	1,698,790	$1.2611	August 6,2019	N/A	August 5,2029

*One fourth (1/4) of the total number of common shares of the Company subject to the option of Jun Zhang shall vest on April 1, 2021, on the condition of the fulfillment of certain performance targets which were determined on March 25, 2020. The vesting of the remaining three-quarters (3/4) of such option shall be further determined by the compensation committee of the Company upon the achievement of the target for the first one fourth (1/4) option. As of the date of this annual report, none of such option has been vested.

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

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Kevin Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Yan and Jun Zhang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class C directors Hope Ni and Alec Tsui were re-elected at our 2019 annual general meeting. Our class B directors Andrew Yan and Jun Zhang will retire from office and will be eligible for re-election at our 2020 annual general meeting. Our chief executive officer, which currently is Kevin Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

Board Practices

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee

Our audit committee consists of Hope Ni and Alec Tsui. Hope Ni is the chairman of our audit committee. Our board of directors has determined that Hope Ni and Alec Tsui are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Hope Ni meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The third seat on our audit committee is vacant in reliance on Nasdaq Stock Market Rule 5615(a)(3), which permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its audit committee. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three-member audit committee or to fill all three seats on the audit committee at this time.

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

D. Employees

We had 551, 101 and 768 employees as of December 31, 2017, 2018 and 2019 in China, respectively. As of December 31, 2019, we had 201 employees in teaching, 134 employees in teaching administration and affairs (among which are 4 permanent employees who are supplemented by professional art teachers focusing on research and curriculum development), 269 employees in sales and marketing, 32 in research and development and 132 in general and administrative functions.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 22, 2020 by:

•	each person known to us to own beneficially more than 5% of common shares, and
•	each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Kevin Xiaofeng Ma(3)	25,160,508	39.6%
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Amy Tung	*	*
Jun Zhang(4)	9,360,000	14.7%
Directors and Executive Officers Combined	36,226,328	57.0%
Principal Shareholders:
Joingear Limited(5)	18,427,074	29.0%
HSBC International Trustee Limited(6)	9,804,588	15.4%
Able Knight Development Limited(3)	4,998,988	7.9%
Alpha Advantage Global Limited(7)	4,717,100	7.4%
Jiangong Zhao(7)	4,717,100	7.4%
Arts Consulting Limited(8)	9,360,000	14.7%
CL-TCC(9)	5,662,634	8.9%
Pengjian Shi(9)	5,662,634	8.9%
TCC Management Limited(9)	5,662,634	8.9%

* Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 22, 2020.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 22, 2020. The total number of our common shares outstanding as of April 22, 2020 is 63,476,808.

(3)

Includes (i) 1,734,446 common shares held by Kevin Xiaofeng Ma, (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company wholly-owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Kevin Xiaofeng Ma as the settlor and certain family members of Kevin Xiaofeng Ma as the beneficiaries, and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 100% of its issued and outstanding share capital owned by Kevin Xiaofeng Ma. Kevin Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(4)

Includes 9,360,000 common shares held by Arts Consulting Limited, or ArtsCL, which is a British Virgin Islands company. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of ArtsCL. The business address of ArtsCL is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. If Jun Zhang violates his non-compete obligation owned to the Company, the Company may require ArtsCL to either return 75% of the 9,360,000 common shares held by it, or pay to the Company an amount equal to the valuation of 75% of such common shares held by it if such common shares have been sold, calculated using the per share price of our common shares on August 6, 2019.

(5)

Includes 18,427,074 common shares held by Joingear Limited, based on Schedule 13D Amendment No. 7 filed jointly by Kevin Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on December 24, 2019. Joingear Limited is a British Virgin Islands company. Kevin Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited.

(6)

Based on a Schedule 13G Amendment No. 7 filed by HSBC International Trustee Limited on February 7, 2018. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #19-01 HSBC Building, Singapore 049320.

(7)

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

(8)	Based on a Schedule 13D filed jointly by Jun Zhang and ArtsCL on August 15, 2019. ArtsCL is a British Virgin Islands company. Jun Zhang is the sole director of ArtsCL.
(9)

Based on a Schedule 13G filed jointly by CL-TCC, TCC Management Limited and Pengjian Shi on February 18, 2020. Includes 5,662,634 common shares held of record by CL-TCC. CL-TCC is a Cayman Islands company with 50% and 50% of its issued and outstanding share capital owned by CL Management Ltd. and TCC Management Limited, respectively. TCC Management Limited is a Cayman Islands company wholly owned by Pengjian Shi, who may be deemed to have the sole voting power and sole dispositive power with respect to the common shares held by CL-TCC. The business address of TCC Management Limited is c/o Solaris Corporate Services Ltd., P.O. Box 1990, 3rd Floor, FirstCaribbean House, George Town Grand Cayman KY1-1104, Cayman Islands and the business address of CL-TCC is Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and Item 6.D. “Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of April 22, 2020, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

Historical Changes in Shareholdings of our Major Shareholders

On August 6, 2019, we completed the acquisition of 100% of the equity interests in ACGIGL, which held 69.04% of the equity interests in Huanqiuyimeng, by issuing 9,360,000 ordinary shares of the Company (the “Consideration Shares”) as consideration to ArtsCL, the sole shareholder of ACGIGL. Jun Zhang held 75% of the issued and outstanding share capital of ArtsCL.

On December 24, 2019, we completed a transaction (the “PIPE Transaction”) in connection with private placement of 5,662,634 common shares to CL-TCC for an aggregate price of US$10,022,862, or US$1.77 per share. CL-TCC is a company focusing on investments in the cultural and education industry. We plan to use the proceeds from the PIPE Transaction to fund our day-to-day operations and M&A activities. In connection with the PIPE Transaction, we also entered into an Investor Rights Agreement dated December 15, 2019 (the “IRA”) with CL-TCC. Under the IRA, without the prior written consent of the Company, CL-TCC shall not, directly or indirectly, (i) sell, transfer or assign the common shares purchased by CL-TCC within two years following the date of the IRA, (ii) transfer the common shares purchased by CL-TCC to competitors of the Company, or (iii) acquire additional securities of the Company that will result in CL-TCC and its controlled affiliates holding more than 30% of the Company’s outstanding share capital on a fully-diluted basis. CL-TCC was also granted preemptive rights to ratably subscribe for new securities of the Company in any future private placement of the Company as long as it holds no less than 5% of the share capital of the Company on an as-converted and fully-diluted basis. Additionally, Mr. Kevin Ma and his holding entities (together, the “Undertaking Shareholders”) issued an Undertaking Letter dated December 15, 2019 (the “Undertaking”) in connection with the PIPE Transaction, pursuant to which, the Undertaking Shareholders shall not, without the prior written consent of the Company, sell, directly or indirectly, any securities of the Company during the period commencing on the date of the Undertaking and ending on, and including, the earlier of (i) the second anniversary of the date of the Undertaking, or (ii) the date on which CL-TCC transfers, assigns or disposes of more than 50% of the common shares purchased by CL-TCC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in certain businesses related to, among other things, international education businesses. Due to these restrictions, we operate our relevant businesses through contractual arrangements with our variable interest entity. For a description of these contractual arrangements, see Item 4.A. “Information on the Company — History and Development of the Company — Contractual Arrangements with ATA Intelligent Learning.”

Expenses paid to a Related Company on behalf of Huanqiuyimeng

From the Acquisition Date to December 31, 2019, Huanqiuyimeng prepaid RMB 1,038,494 to Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”), a company owned by our president, Jun Zhang and one of our employees, by which Shanghai Aixue paid a total of RMB 1,037,126 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng. As of December 31, 2019, the outstanding balance was RMB 1,368 due from Shanghai Aixue, which is unsecured, interest free and repayable on demand.

Loan Facility

In June 2018, the former president and director of ATA Creativity Global, Jack Huang, who resigned from ATA Creativity Global in August, 2019 entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital needs of ATA Education. The Facility is secured by the 16th floor of the Gongyuan Real Estate Property owned by ATA Education, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Education and China Minsheng Bank Beijing Branch. Jack Huang and ATA Education also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Education and the interests of these drawdowns will be fully paid by ATA Education. ATA Education shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Education received a total of RMB 15,000,000 drawdowns and this loan was fully paid back on October 15, 2018. The interest expenses incurred and paid by ATA Education for the fiscal year ended December 31, 2018 was RMB 249,683. On April 12, 2019, the 16th floor of the Gongyuan Real Estate Property was released from pledge and the Facility was terminated correspondingly.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

Our consolidated financial statements are included at the end of this annual report.

Legal Proceedings

1. Beijing litigation

In March 2020, Kevin Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to a lawsuit filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business (for details of the sale of the ATA Online Business, see “Item 4. Information on the Company—A. History and Development of the Company”). The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

The plaintiffs claimed that the sale of the ATA Online Business was a related-party transaction or a self-dealing transaction, for which approval by unrelated shareholders is required and the board of the directors of the Company did not have the right to approve such transaction; the plaintiffs also claimed that the ATA Online Business was worth more than the consideration of US$200.0 million paid by the buyer group, and thus the sale of ATA Online Business has caused losses to the plaintiffs as shareholders of the Company. The plaintiffs are requesting that the Beijing Intermediate Court rule that (i) all board resolutions of the Company regarding the sale of the ATA Online Business are invalid; (ii) Kevin Xiaofeng Ma shall compensate the loss incurred by Alpha and Dynamic from the Company’s sale of the ATA Online Business for RMB 95.0 million and RMB 5.0 million, respectively; and (iii) the Company and Kevin Xiaofeng Ma shall jointly bear the attorney’s fees of Alpha and Dynamic for RMB 1.5 million and RMB 0.5 million, respectively, and other litigation costs.

As of the date of this annual report, the Company has filed an application for jurisdiction objection with the Beijing Intermediate Court for each of the foregoing two cases, as the Company and its litigation counsel Jincheng Tongda & Neal Law Firm do not believe that Chinese court has jurisdiction over the subject matters mentioned in the complaints, but both cases have not yet been heard by the Beijing Intermediate Court.

2. Ningbo litigation

In March 2020, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Kevin Xiaofeng Ma, certain entities controlled by management members of the ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s director Zhilei Tong, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (2) Kevin Xiaofeng Ma, the entities controlled by the management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (3) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RMB 15.0 million and other litigation costs.

As of the date of this annual report, the case has not yet been heard by the Ningbo City Intermediate People’s Court.

All of the aforementioned lawsuits remain in their preliminary stages and, while we do not believe the allegations of the plaintiffs have any merit and intend to vigorously defend against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. For risks and uncertainties relating to pending lawsuits against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We have been named as a defendant or third party in three lawsuits in connection with our sale of ATA Online, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Other than the aforementioned lawsuits, we are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

On June 1, 2017, we have declared a cash dividend of US$0.205 per common share, or US$0.41 per ADS. The total amount of cash dividends distributed was RMB 65.7 million, which was paid from the cash held by ATA Creativity Global in June and July 2017 to all shareholders of record as of the close of business on June 12, 2017.

On August 8, 2018, we declared a special cash dividend of US$3.00 per common share, or US$6.00 per ADS in connection with the final closing of the sale of the ATA Online Business. The total amount of cash dividend distributed was approximately RMB 946.6 million, which was paid on August 24, 2018 out of the proceeds we received from the sale of the ATA Online Business to all shareholders of records as of the close of business on August 20, 2018.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “AACG.”

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-148512) originally filed with the SEC on January 8, 2008, as amended. At our 2019 Annual General Meeting of Shareholders held on September 12, 2019, it was resolved as a special resolution that our third amended and restated memorandum and articles of association be amended to change all references to the name of the Company in third amended and restated memorandum and articles of association from “ATA Inc." to “ATA Creativity Global." Other than such name change, all provisions of our third amended and restated memorandum and articles of association remain unchanged.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 7. “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands. The discussion below addresses the exchange controls that exist in the PRC.

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

Under current Chinese regulations, Foreign-Invested Enterprises such as our Chinese subsidiaries are required to apply to banks authorized by SAFE for foreign exchange registration. With such foreign exchange registration, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that foreign-invested enterprises may retain in such accounts. See also “Item 4.B. Information on the Company — Business Overview — Regulation.”

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2019, our Chinese subsidiaries allocated RMB nil million ($nil million) to the general reserve fund. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2020 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

If we are not deemed to be a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC withholding income tax.

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

U.S. holders of our ADSs are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and common shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including proposed regulations that were promulgated in July 2019 but have not been finalized, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

We will be classified as a PFIC in any taxable year, in general, if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization. However, various exceptions can apply.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would be taxed as ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore, you will not be able to make or maintain such an election with respect to your ADSs or common shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.

Copies of these material may be obtained from the SEC’s Commission’s Internet site at http://www.sec.gov.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of Renminbi against the U.S. dollar appreciated approximately 5.8% in 2017, depreciated approximately 5.0% in 2018, and depreciated approximately 1.6% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. Primarily as a result of the depreciation of the Renminbi against the U.S. dollar, the translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL to Renminbi during consolidation resulted in translation gains of RMB 810,197 ($116,378) which we recognized as a component of other comprehensive income for the fiscal year ended December 31, 2019. If the Renminbi against U.S. dollar as of December 31, 2019 had appreciated by 10% from 6.9762 to 6.3420 as of December 31, 2019, the other comprehensive losses would have increased by RMB 9,372,677 ($1,346,301). Further, we recognized a net foreign currency exchange gain of RMB 56,630 ($8,134) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2019 by 10% from 6.9762 to 6.3420 as of December 31, 2019, our foreign currency exchange gain would have decreased by RMB 856,102 ($122,972) to be a foreign exchange loss.

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 1.6%, 2.1% and 2.9 %in the years 2017, 2018 and 2019, respectively. In February 2020, the year-over-year change in China’s consumer price index was 5.2%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADR program, collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Such fees are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g. stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees (subject payment of the applicable fees) from any distribution to be made to the ADS holder.

An ADS holder is required to pay the following service fees to the depositary:

Service	Fees
•Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
•Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) canceled
•Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
•Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
•Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 per share (or share equivalent) held
•Depositary services	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held on the applicable record date(s) established by the depositary

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $0.2 million during the fiscal year ended December 31, 2019.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the internal control over financial reporting was effective as of December 31, 2019 based on the criteria established in this Internal Control-Integrated Framework (2013). We acquired Huanqiuyimeng in August 2019 and as permitted by applicable rules, our management excluded from our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, Huanqiuyimeng’s internal control over financial reporting associated with total assets of RMB 436.6 million and total revenues of RMB 91.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Huanqiuyimeng’s internal control over financial reporting will be included in our management report for the fiscal year ending December 31, 2020. This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

We are in the process of evaluating the existing controls and procedures of Huanqiuyimeng and integrating Huanqiuyimeng into our internal control over financial reporting.

There were no other significant changes in our internal control over financial reporting that occurred during the period from the Acquisition Date to December 31 2019 covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our principal executive officer, principal financial officer, and principal accounting officer. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, http://www.atai.net.cn.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal accountant for the periods presented.

	For the fiscal year ended
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
Audit fees(1)	6,278,275	3,126,438	448,501
Audit-related fees(2)	1,441,375	1,121,069	161,032

(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2018 and 2019 were limited procedures performed in relation to our quarterly financial information.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof.

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

•

Nasdaq Stock Market Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval for sale, issuance or potential issuance of securities in private placements under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Island, which do not require shareholder approval for sale, issuance or potential issuance of securities in private placements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (1)

2.1	Form of Common Share Certificate (2)

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (3)

2.3	Form of American depositary receipt evidencing American depositary shares (4)

2.4*	Description of Securities

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited (5)

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement (6)

4.3	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of December 30, 2016) (7)

4.4	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of October 26, 2018) (8)

4.5	Form of Indemnification Agreement between the Registrant and its directors (9)

4.6	Framework Agreement on Restructuring, dated May 20, 2015 (10)

4.7

Share Purchase Agreement among the Registrant, ATA Testing Authority (Holdings) Limited, Xing Wei Institute (Hong Kong) Limited, ATA Learning (Beijing) Inc., Delta Horizon Limited, Alpha Metric Horizon Limited, New Beauty Holdings Limited, Kevin Xiaofeng Ma and other parties listed therein, dated February 6, 2018 (11)

4.8	Loan Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (12)

4.9	Loan Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018 (13)

4.10	Call Option and Cooperation Agreement among ATA Testing Authority (Beijing) Limited, Xiaofeng Ma, Haichang Xiong and ATA Intelligent Learning (Beijing) Technology Limited, dated March 15, 2018 (14)

4.11	Exclusive Technical Consulting and Services Agreement between ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (15)

4.12	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (16)

4.13	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018 (17)

4.14	Power of Attorney by Xiaofeng Ma in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (18)

4.15	Power of Attorney by Haichang Xiong in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (19)

4.16

Supplementary Agreement to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated March 19, 2019 (20)

4.17*

Supplementary Agreement II to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated April 20, 2019

4.18

Deed of Assignment among Ningbo Meishan Bonded Port Area Maikaiwen Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Zhenming Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Xinyi Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Qixin Equity Investment Management Partnership (LP), ZHUHAI LIHONGHUAYING EQUITY INVESTMENT PARTNERSHIP (LP), New Beauty Holdings Limited, Kevin Xiaofeng Ma, the Registrant, ATA Testing Authority (Holdings) Limited and ATA Learning (Beijing) Inc., dated June 27, 2018 (21)

4.19

Equity Transfer Agreement among the Registrant, Arts Consulting Limited, ACG International Group Limited, Beijing Huanqiuyimeng Education Consultation Corp., Jun Zhang, and Rui Deng, dated June 28, 2019 (22)

4.20	Consent Letter by Arts Consulting Limited, Jun Zhang and Rui Deng in favor of the Registrant, dated August 6, 2019 (23)

4.21*	Letter by the Registrant in favor of Arts Consulting Limited, Jun Zhang and Rui Deng dated December 30, 2019

4.22	Subscription Agreement between the Registrant and CL-TCC, dated December 15, 2019 (24)

4.23	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (25)

8.1*	List of Subsidiaries

11.1	Code of Conduct (26)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Jincheng Tongda & Neal Law Firm

15.3*	Opinion of Jincheng Tongda & Neal Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.

(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.

(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674) filed with the Securities and Exchange Commission on January 24, 2017.

(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(10)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on June 24, 2015.

(11)	Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on February 6, 2018.

(12)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(13)	Incorporated by reference to Exhibit 4.19 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 12, 2018.

(14)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(15)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(16)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(17)	Incorporated by reference to Exhibit 4.23 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(18)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(19)	Incorporated by reference to Exhibit 4.25 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(20)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(21)	Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on June 27, 2018.

(22)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on June 28, 2019.

(23)	Incorporated by reference to Exhibit 99.3 to Jun Zhang’s Report on Schedule 13-D (File No. 001-83689) filed with the SEC on August 15, 2019.

(24)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.

(25)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.

(26)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Amy Tung
Name:	Amy Tung
Title:	Chief Financial Officer

Date: April 28, 2020

ATA Creativity Global

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ATA Creativity Global:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for nine-month period ended December 31, 2017 and each of the two years ended December 31, 2019 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for nine-month period ended December 31, 2017 and each of the two years ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of ASU No. 2016-02, Leases (Topic 842).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Beijing China

April 28, 2020

ATA CREATIVITY GLOBAL

Consolidated Balance Sheets

	Note	December 31, 2018	December 31, 2019	December 31, 2019
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		190,586,342	154,197,758	22,149,122
Accounts receivable, net		439,783	214,591	30,824
Subscription receivable	(19)	—	8,530,931	1,225,392
Prepaid expenses and other current assets	(4)	7,836,092	16,490,369	2,368,693
Loan receivable, net	(5)	14,532,685	4,126,502	592,735
Total current assets		213,394,902	183,560,151	26,366,766
Long-term investments	(6)	66,390,898	45,726,391	6,568,185
Property and equipment, net	(8)	37,430,741	42,070,794	6,043,091
Intangible assets, net	(9)	17,122,578	135,599,770	19,477,688
Goodwill	(9)	—	200,478,795	28,796,977
Other non-current assets		799,652	16,402,750	2,356,108
Right-of-use assets	(10)	—	40,786,291	5,858,584
Deferred income tax assets	(15)	—	11,464,891	1,646,829
Total assets		335,138,771	676,089,833	97,114,228
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to the Company of RMB 455,577 and nil as of December 31, 2018 and 2019, respectively)	(12)	18,111,939	47,747,054	6,858,437
Short-term loan	(11)	—	4,991,000	716,912
Payable for business acquisition (including payable for business acquisition of VIE without recourse to the Company of nil and RMB 19,642,082 as of December 31, 2018 and 2019, respectively)	(3)	—	19,642,082	2,821,409
Lease liabilities-current	(10)	—	20,556,017	2,952,687
Deferred revenues	(14)	1,633,976	171,880,131	24,689,036
Total current liabilities		19,745,915	264,816,284	38,038,481
Other non-current liabilities	(10)	—	12,500,120	1,795,530
Deferred income tax liabilities	(15)	—	48,241,809	6,929,502
Total liabilities		19,745,915	325,558,213	46,763,513
Mezzanine equity-redeemable non-controlling interests	(16)	39,208,619	44,896,428	6,448,968
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 48,177,742 and 64,044,572 shares as of December 31, 2018 and 2019, respectively
Outstanding: 45,796,886 and 62,357,078 shares as of December 31, 2018 and 2019		3,534,871	4,692,312	674,008
Treasury shares—585,358 common shares as of December 31, 2018 and 2019, at cost		(27,737,073)	(27,737,073)	(3,984,181)
Additional paid-in capital		410,195,990	560,814,066	80,555,900
Accumulated other comprehensive loss		(38,288,364)	(37,478,167)	(5,383,402)
Accumulated deficits		(71,888,585)	(200,151,065)	(28,749,902)
Total shareholders’ equity attributable to ATA Creativity Global		275,816,839	300,140,073	43,112,423
Non-redeemable non-controlling interests		367,398	5,495,119	789,324
Total shareholders’ equity		276,184,237	305,635,192	43,901,747
Commitments and contingencies	(23)
Total liabilities, mezzanine equity and shareholders’ equity		335,138,771	676,089,833	97,114,228

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Comprehensive Income (Loss)

		Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	USD
Net revenues	(14)	5,185,822	1,338,592	97,770,167	14,043,806
Cost of revenues		3,785,865	4,251,451	61,914,502	8,893,462
Gross profit (loss)		1,399,957	(2,912,859)	35,855,665	5,150,344
Operating expenses:
Research and development		15,415,780	19,594,484	11,817,255	1,697,442
Sales and marketing		4,539,473	5,570,169	34,112,212	4,899,913
General and administrative		40,132,709	43,507,856	81,923,516	11,767,577
Impairment loss of intangible assets and other non-current assets	(9)	—	—	8,932,439	1,283,065
Provision for loan receivable and other receivables	(5)	—	—	17,430,825	2,503,781
Total operating expenses		60,087,962	68,672,509	154,216,247	22,151,778
Other operating income, net		—	3,793,418	588,147	84,482
Loss from continuing operations		(58,688,005)	(67,791,950)	(117,772,435)	(16,916,952)
Other income (loss):
Share of losses of equity method investments	(6)	(1,395,234)	—	(7,850)	(1,128)
Impairment loss of long-term investments	(6)	(15,216,510)	(6,380,802)	(26,814,507)	(3,851,663)
Change in fair value of long-term investment	(6)	—	2,750,000	—	—
Interest income, net of interest expenses		608,405	2,409,090	3,281,701	471,387
Foreign currency exchange gains (losses), net		(221,605)	960,188	51,476	7,394
Total other loss, net		(16,224,944)	(261,524)	(23,489,180)	(3,374,010)
Loss from continuing operations before income taxes		(74,912,949)	(68,053,474)	(141,261,615)	(20,290,962)
Income tax benefit	(15)	(2,109,096)	—	(7,149,119)	(1,026,907)
Loss from continuing operations, net of income taxes		(72,803,853)	(68,053,474)	(134,112,496)	(19,264,055)
Discontinued operations:	(26)
Income (loss) from operations of discontinued operations, net of income taxes		100,640,933	(18,950,969)	—	—
Gain from disposal of discontinued operations, net of income taxes		—	937,605,948	4,894,197	703,007
Income from discontinued operations, net of income taxes		100,640,933	918,654,979	4,894,197	703,007
Net income (loss)		27,837,080	850,601,505	(129,218,299)	(18,561,048)
Net loss attributable to redeemable non-controlling interests from continuing operations		(1,444,363)	(3,181,199)	(2,820,682)	(405,166)
Net loss attributable to non-redeemable non-controlling interests from continuing operations		—	(1,132,602)	(4,143,628)	(595,195)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations		(352,101)	(10,608)	—	—
Net income (loss) attributable to ATA Creativity Global		29,633,544	854,925,914	(122,253,989)	(17,560,687)
Net loss from continuing operations attributable to ATA Creativity Global		(71,359,490)	(63,739,673)	(127,148,186)	(18,263,694)
Net income from discontinued operations attributable to ATA Creativity Global		100,993,034	918,665,587	4,894,197	703,007
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		(2,335,054)	(11,437,409)	810,197	116,378
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax		553,870	—	—	—
Total other comprehensive income (loss)		(1,781,184)	(11,437,409)	810,197	116,378
Comprehensive income (loss)		26,055,896	839,164,096	(128,408,102)	(18,444,670)
Comprehensive loss attributable to redeemable non-controlling interests from continuing operations		(1,444,363)	(3,181,199)	(2,820,682)	(405,166)
Comprehensive loss attributable to non-redeemable non-controlling interests from continuing operations		—	(1,132,602)	(4,143,628)	(595,195)
Comprehensive loss attributable to non- redeemable non-controlling interests from discontinued operations		(352,101)	(10,608)	—	—
Comprehensive income (loss) attributable to ATA Creativity Global		27,852,360	843,488,505	(121,443,792)	(17,444,309)
Basic and diluted earnings (losses) per common share
attributable to ATA Creativity Global	(25)	0.48	18.25	(2.52)	(0.36)
Basic and diluted losses from continuing operations per common share attributable to ATA Creativity Global	(25)	(1.72)	(1.81)	(2.62)	(0.37)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Creativity Global	(25)	2.20	20.06	0.10	0.01

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Changes in Equity

	Common shares
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders’ equity attributable to ATA Creativity Global	Non- redeemable non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2017	45,782,724	3,533,912	(27,737,073)	402,631,430	(25,069,771)	38,018,802	391,377,300	1,079,928	392,457,228
Net income (loss)	—	—	—	—	—	29,633,544	29,633,544	(352,101)	29,281,443
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(2,335,054)	—	(2,335,054)	—	(2,335,054)
Reclassification adjustment for loss on available-for- sale investment included in net income, net of nil income tax (Note 6)	—	—	—	—	553,870	—	553,870	—	553,870
Share-based compensation	—	—	—	15,135,646	—	—	15,135,646	—	15,135,646
Issuance of common shares with net-settlement of employee individual income tax	14,162	959	—	(189,617)	—	—	(188,658)	—	(188,658)
Special cash dividend (Note 20)	—	—	—	(27,679,769)	—	(38,018,802)	(65,698,571)	—	(65,698,571)
Acquisition of non-redeemable non-controlling interests	—	—	—	—	—	—	—	350,000	350,000
Disposal of non-redeemable non-controlling interests	—	—	—	—	—	—	—	(734,531)	(734,531)
Redeemable non-controlling interests redemption value accretion (Note 16)	—	—	—	—	—	(3,748,639)	(3,748,639)	—	(3,748,639)
Balance as of December 31, 2017	45,796,886	3,534,871	(27,737,073)	389,897,690	(26,850,955)	25,884,905	364,729,438	343,296	365,072,734
Net income (loss)	—	—	—	—	—	854,925,914	854,925,914	(1,143,210)	853,782,704
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(11,437,409)	—	(11,437,409)	—	(11,437,409)
Share-based compensation	—	—	—	20,591,899	—	—	20,591,899	—	20,591,899
Issuance of common shares with net-settlement of employee individual income tax	—	—	—	(1,727,040)	—	—	(1,727,040)	—	(1,727,040)
Exercise of share options	—	—	—	1,433,441	—	—	1,433,441	—	1,433,441
Special cash dividend (Note 20)	—	—	—	—	—	(946,613,862)	(946,613,862)	—	(946,613,862)
Disposal of discontinued operations	—	—	—	—	—	—	—	(332,688)	(332,688)
Redeemable non-controlling interests redemption value accretion (Note 16)	—	—	—	—	—	(6,085,542)	(6,085,542)	—	(6,085,542)
Sale of non-controlling interests (Note 16)	—	—	—	—	—	—	—	1,500,000	1,500,000
Balance as of December 31, 2018	45,796,886	3,534,871	(27,737,073)	410,195,990	(38,288,364)	(71,888,585)	275,816,839	367,398	276,184,237
Net loss	—	—	—	—	—	(122,253,989)	(122,253,989)	(4,143,628)	(126,397,617)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	810,197	—	810,197	—	810,197
Share-based compensation	—	—	—	4,809,454	—	—	4,809,454	—	4,809,454
Issuance of common shares with net-settlement of employee individual income tax	1,537,558	103,697	—	(230,420)	—	—	(126,723)	—	(126,723)
Issuance of common shares for acquisition of Huanqiuyimeng (Note 3)	9,360,000	656,997	—	76,211,666	—	—	76,868,663	—	76,868,663
Redeemable non-controlling interests redemption value accretion (Note 16)	—	—	—	—	—	(6,008,491)	(6,008,491)	—	(6,008,491)
Issuance of common shares upon private placement	5,662,634	396,747	—	69,827,376	—	—	70,224,123	—	70,224,123
Non-redeemable non-controlling interests resulting from acquisition of Huanqiuyimeng (Note 3)	—	—	—	—	—	—	—	6,771,349	6,771,349
Capital contributed by non-redeemable non-controlling interests (Note 16)	—	—	—	—	—	—	—	2,500,000	2,500,000
Balance as of December 31, 2019	62,357,078	4,692,312	(27,737,073)	560,814,066	(37,478,167)	(200,151,065)	300,140,073	5,495,119	305,635,192
Balance as of December 31, 2019-USD		674,008	(3,984,181)	80,555,900	(5,383,402)	(28,749,902)	43,112,423	789,324	43,901,747

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	27,837,080	850,601,505	(129,218,299)	(18,561,048)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain from disposal of long-term investments	(3,244,457)	—	—	—
Provision for doubtful accounts	1,363,506	3,611,845	—	—
Gain from disposal of discontinued operations	—	(1,126,543,946)	(4,894,197)	(703,007)
Depreciation and amortization	9,179,835	13,331,272	17,545,060	2,520,190
Loss (gain) from disposal of property and equipment	(507)	893	—	—
Share-based compensation	15,135,646	20,591,899	4,809,454	690,835
Deferred income tax expense (benefit)	1,454,773	(25,969,955)	(8,054,197)	(1,156,913)
Share of losses of equity method investments	1,878,172	—	7,850	1,128
Impairment loss of long-term investments	15,216,510	6,380,802	26,814,507	3,851,663
Provision for loan receivable and other receivables	—	—	17,430,825	2,503,781
Impairment loss of intangible assets and other non-current assets	—	—	8,932,439	1,283,065
Change in fair value of long-term investment (Note 6)	—	(2,750,000)	—	—
Foreign currency exchange loss (gain)	(653,103)	42,887	(56,630)	(8,134)
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(45,307,278)	41,133,635	225,192	32,347
Prepaid expenses and other current assets	(3,315,799)	(13,568,373)	(3,615,775)	(519,375)
Other non-current assets	309,497	(649,463)	(10,066,863)	(1,446,014)
Income tax payable	14,953,642	(14,953,642)	679,961	97,670
Accrued expenses and other payables	60,115,517	(67,205,665)	14,737,959	2,116,975
Deferred revenues	682,605	3,320,001	6,846,155	983,389
Net cash provided by (used in) operating activities	95,605,639	(312,626,305)	(57,876,559)	(8,313,448)
Cash flows from investing activities:
Cash paid for property and equipment	(4,957,034)	(7,110,298)	(1,284,816)	(184,552)
Cash paid for education assessment caseware	(2,584,558)	—	—	—
Loan lent to Beijing Biztour (Note 5)	—	(13,745,856)	—	—
Cash paid for software platform of Project Shuang Chuang	(8,599,056)	(2,245,283)	—	—
Cash receipt from property and equipment disposal	1,060	2,760	—	—
Proceeds from disposal of affiliates	4,603,550	—	—	—
Proceeds received from the sale of non-redeemable non-controlling interests (Note 16)	—	1,500,000	—	—
Proceeds from disposal of a subsidiary, less cash of the subsidiary	1,996,848	—	—	—
Cash received from shareholder (Note 22)	10,000,000	—	—	—
Payment for acquisition of a subsidiary, less cash acquired	(645,492)	—	(34,554,702)	(4,963,472)
Proceeds from acquisition of a subsidiary, less cash paid	—	215,000	—	—
Cash paid for long-term investments (Note 6)	(5,500,000)	—	(6,000,000)	(861,846)
Proceeds from disposal of discontinued operations, net of cash disposed in the amount of RMB 147,738,996 and nil for the years ended December 31, 2018 and 2019	—	1,223,119,391	4,894,197	703,007
Payment for ACT license	(14,919,647)	—	—	—
Net cash provided by (used in) investing activities	(20,604,329)	1,201,735,714	(36,945,321)	(5,306,863)
Cash flows from financing activities:
Cash paid for employee individual income tax for net-settlement of vested shares	(188,658)	(1,727,040)	(126,723)	(18,203)
Cash contributed by non-controlling interest holder of Muhua Shangce	—	—	5,000,000	718,205
Cash received from short-term loans	—	15,000,000	—	—
Repayment of short-term loans	(3,449,650)	(15,000,000)	(9,000,000)	(1,292,769)
Principal payments on capital lease obligations	(811,830)	(2,988,587)	—	—
Cash received upon private placement	—	—	61,693,192	8,861,673
Cash received for exercise of share options	—	1,433,441	—	—
Special cash dividend (Note 20)	(65,698,571)	(946,611,803)	—	—
Net cash provided by (used in) financing activities	(70,148,709)	(949,893,989)	57,566,469	8,268,906

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows (Continued)

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Effect of foreign exchange rate changes on cash	(1,210,072)	(4,720,020)	866,827	124,512
Net increase (decrease) in cash, cash equivalents and restricted cash	3,642,529	(65,504,600)	(36,388,584)	(5,226,893)
Cash, cash equivalents and restricted cash at beginning of period	252,448,413	256,090,942	190,586,342	27,376,015
Cash, cash equivalents and restricted cash at end of period	256,090,942	190,586,342	154,197,758	22,149,122
Supplemental disclosures of cash flow information:
Cash paid for income tax	13,189,525	232,402,067	209,697	30,121
Cash refunded for income tax	(189,691)	—	—	—
Cash paid for interest expenses	57,367	249,683	231,722	33,285
Non-cash investing and financing activities:
Acquisition of property and equipment by capital lease	1,323,527	—	—	—
Issuance of common shares as the consideration of Huanqiuyimeng Acquisition	—	—	76,868,663	11,041,493
Consideration payable for business acquisition	—	—	19,642,082	2,821,409

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Creativity Global (the “Company” or “ACG”, formerly known as ATA Inc.), through its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), offers a range of educational services consisting primarily of portfolio training service, educational travel service, overseas study counseling service and other educational services primarily to individual students through its training center network in the People’s Republic of China and abroad.

Prior to the consummation of the ATA Online Sale Transaction as described below, the Company, through its wholly-owned subsidiaries, including ATA Learning (Beijing) Inc. (“ATA Learning”), Zhongxiao Zhixing Education Technology (Beijing) Limited (“Zhongxiao Zhixing”), ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) and its subsidiaries (collectively, referred to as “ATA Online Business”), primarily provided computer-based testing services.

On February 6, 2018, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with a group of investors to sell all of the outstanding equity interests of ATA Online Business (“ATA Online Sale Transaction” or the “Transaction”). In connection with the completion of the Transaction in August 2018, ATA Learning, Zhongxiao Zhixing, ATA Online and its subsidiaries are no longer consolidated into the Company’s consolidated financial statements. As a result of the Transaction, the Company no longer conducts the computer-based testing services and other testing related services previously operated by ATA Online.

The Company acquired 100% equity interests of Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”), a leading provider of educational services for students in China who are interested in applying for overseas art study in the year of 2019 (“Huanqiuyimeng Acquisition”). The Company obtained control of Huanqiuyimeng and its subsidiaries on August 6, 2019 (the “Acquisition Date”). See Note 3.

VIE Agreements

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Intelligent Learning plans to provide, but not limited to, ICP services, such as providing online trainings and platforms in PRC. The Company has no legal ownership interest in ATA Intelligent Learning. The legal ownership interests of ATA Intelligent Learning are 90% owned by Mr. Kevin Xiaofeng Ma, the chairman of the board and chief executive officer of the Company, and 10% owned by Mr. Haichang Xiong, general counsel of the Company. Mr. Ma and Mr. Xiong are PRC citizens. Both individuals are nominee shareholders of ATA Intelligent Learning and holding their equity interests on behalf of the Company. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement and a power of attorney (collectively, the “VIE Agreements”) among ATA Education, ATA Intelligent Learning, and their nominee shareholders, the nominee shareholders of ATA Intelligent Learning have granted all their legal rights including voting rights and disposition rights of their equity interests in ATA Intelligent Learning to ATA Education. The nominee shareholders of ATA Intelligent Learning do not participate significantly in income and loss and do not have the power to direct the activities of ATA Intelligent Learning that most significantly impact its economic performance. Accordingly, ATA Intelligent Learning is considered a variable interest entity.

Although the Company does not have an equity investment in ATA Intelligent Learning, the Company has other variable interests in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Education, including (i)ATA Education’s subordinated loans to Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong (used by them to finance their equity investment in ATA Intelligent Learning) and other subordinated loans to ATA Intelligent Learning, (ii) ATA Education’s right, under the loan agreement, to receive all the dividends declared by ATA Intelligent Learning through its nominee shareholders, (iii) ATA Education’s exclusive purchase option to acquire (or to have ATA Education’s designee acquire) 100% of the equity interest or assets in ATA Intelligent Learning for a consideration equal to the loans provided by ATA Education to Mr. Kevin Xiaofeng Ma and Mr. Haichang Xiong, to the extent permitted under PRC law and (iv) ATA Education is obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Education has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses. As a result of these variable interests, ACG has the obligation to absorb the expected losses and the right to receive expected residual returns of ATA Intelligent Learning.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company has a controlling financial interest in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Education, because the Company (i) has the power to direct activities of ATA Intelligent Learning that most significantly impact the economic performance of ATA Intelligent Learning; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of ATA Intelligent Learning that could potentially be significant to ATA Intelligent Learning. Thus, the Company is the primary beneficiary of ATA Intelligent Learning.

Accordingly, the financial statements of ATA Intelligent Learning are consolidated in the Company’s consolidated financial statements. Under the terms of the VIE Agreements, ATA Intelligent Learning’s nominee shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) and net incomes or losses of ATA Intelligent Learning are attributed to the Company.

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA Education lent to ATA Intelligent Learning’s nominee shareholders, Mr. Kevin Xiaofeng Ma, and Mr. Haichang Xiong, interest free loans in the amount of RMB 10.0 million, out of which RMB 1.0 million and RMB 9.0 million were stipulated to lend on March 15, 2018 and December 28, 2018, respectively, for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. The nominee shareholders of ATA Intelligent Learning can only repay the loans by transferring all of their legal ownership interest in ATA Intelligent Learning to ATA Education or to a third party designated by ATA Education. The nominee shareholders of ATA Intelligent Learning are required to pay to ATA Education all dividends received from ATA Intelligent Learning. The initial terms of the loans are ten years, which may be extended upon the written agreement of ATA Education and ATA Intelligent Learning’s nominee shareholders. The approval of ATA Intelligent Learning is not required for the renewal of the loan agreements nor can ATA Intelligent Learning terminate the loan agreement during the contract term. On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of the nominee equity shareholders of ATA Intelligent Learning entered into two supplementary agreements to the VIE agreements, pursuant to which the aggregate amount of loans made by ATA Education to the nominee shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning was increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the VIE Agreements remain unchanged. According to the supplementary agreements, ATA Education lent additional RMB 40.0 million to the nominee shareholders in 2019 for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital.

Exclusive technical consulting and services agreement: ATA Education has the sole and exclusive right to provide specified technology consulting and services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Education in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Education. The consulting fee payable by ATA Intelligent Learning to ATA Education shall be confirmed by ATA Education in writing and be calculated based on the actual time spent by ATA Education in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Education shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding on a timely basis. This agreement was entered in on March 15, 2018 and shall continue for a period of 30 years from thenon and shall be automatically extended for another 10 years unless ATA Education gives its written notice terminating this agreement 3 months before the expiration of this agreement.

Call option and cooperation agreement: Pursuant to the call option and cooperation agreement entered into among ATA Education, ATA Intelligent Learning and its nominee shareholders, when permitted by applicable laws, ATA Education (or any eligible party designated by ATA Education) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the nominee shareholders of ATA Intelligent Learning, at a price equal to the sum of the principles of the loans from ATA Education to the nominee shareholders of ATA Intelligent Learning. If ATA Education elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased over the total share equity or assets. Without the prior written consent of ATA Education, ATA Intelligent Learning may not sell or otherwise dispose its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the nominee shareholders. ATA Education is also obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Education has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses. This agreement shall be effective upon the execution date and remain effective thereafter. This agreement can only be terminated with the unanimous consent of all parties, except that ATA Education may terminate this agreement with 30 days prior notice to the other parties.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Equity interest pledge agreement: To secure the payment obligations of ATA Intelligent Learning, ATA Intelligent Learning’s nominee shareholders have pledged to ATA Education their entire equity ownership interests in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the nominee shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to dispose the pledged equity interests. The nominee shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge should not be suspended or hampered by the nominee shareholders, their successors or their designates. During the term of the equity interest pledge agreement, ATA Education has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreement shall commence on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreement pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the nominee shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the “Call Option and Cooperation Agreement” and no longer holds any equity interest in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent Administration for Industry and Commerce on April 27, 2018. The registration of the equity pledge enables ATA Education to enforce the equity pledge against third parties who acquire the equity interests of ATA Intelligent Learning in good faith.

Power of attorney: Pursuant to the irrevocable powers of attorney, each of the nominee shareholders of ATA Intelligent Learning, who signed the power of attorney on March 15, 2018, appointed ATA Education or any eligible person designated by ATA Education as his attorney-in-fact to exercise all voting rights and other nominee shareholders rights of ATA Intelligent Learning, including but not limited to appointing or electing on their directors and executive officers. The person designated by ATA Education is entitled to sign the transfer documents necessary for the fulfilment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the term of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

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

In the opinion of management, based on the legal opinion of Jincheng Tongda & Neal Law Firm, the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

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

ATA CREATIVITY GLOBAL

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

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma and Mr. Xiong as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG and Mr. Xiong is general counsel of ACG. Mr. Ma holds over 50% of the total ordinary shares issued and outstanding as of December 31, 2019. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel and who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with ATA Intelligent Learning under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as presented below.

The following financial statement amounts and balances of ATA Intelligent Learning were included in the accompanying consolidated financial statements of the Company as of and for the years ended December 31, 2018 and 2019.

	December 31, 2018	December 31, 2019
	RMB	RMB
Cash	25,369,355	435,122
Prepaid expenses and other current assets	32,860	4,180
Total current assets	25,402,215	439,302
Long-term investments (i)	5,919,198	89,605,550
Property and equipment, net	8,382	11,972
Other non-current assets	—	2,590
Total assets	31,329,795	90,059,414
Accrued expenses and other payables	455,577	—
Payable for business acquisition	—	19,642,082
Amounts due to a related party (ii)	28,000,000	42,000,000
Total current liabilities	28,455,577	61,642,082
Total liabilities	28,455,577	61,642,082

	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB
Net revenues	—	—
Net loss	(7,125,782)	(14,456,886)

	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB
Net cash used in operating activities	(172,145)	(1,441,360)
Net cash used in investing activities (iii)	(12,458,500)	(77,492,873)
Net cash received from financing activities (iii)	38,000,000	54,000,000

(i)	Long-term investments as of December 31, 2019 include investment cost and share of loss of 30.96% equity interest investment in Huanqiuyimeng, which is eliminated on consolidation.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(ii)	Amounts due to a related party represent the amount due to ATA Education, which are eliminated on consolidation.
(iii)

For the year ended December 31, 2018, RMB 12,450,000 of net cash used in investing activities and RMB 38,000,000 of net cash received from financing activities were related to the transactions with ACG subsidiaries, which are eliminated on consolidation. For the year ended December 31, 2019, RMB 54,000,000 of net cash received from financing activities were related to the transactions with ACG subsidiaries, which are eliminated on consolidation. In addition, RMB71,483,973 of net cash used in investing activities were related to payments made for Huanqiuyimeng Acquisition.

In accordance with the VIE Agreements, the Company has the power to direct the activities of ATA Intelligent Learning and can have assets transferred out of ATA Intelligent Learning. Therefore, the Company considers that there are no assets in ATA Intelligent Learning that can be used only to settle obligations of ATA Intelligent Learning, except for the registered capital amounting RMB 50.0 million as of December 31, 2019. None of the assets of ATA Intelligent Learning has been pledged or collateralized. The creditors of ATA Intelligent Learning do not have recourse to the general credit of ATA Education or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31, 2018	December 31, 2019
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	143,760,647	47,224,436
— Denominated in U.S. Dollar (“USD”)	34	12,292,950
Total cash balances held at mainland PRC financial institutions	143,760,681	59,517,386
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in RMB	672	—
— Denominated in Hong Kong Dollar (“HKD”)	8,064,121	2,875,819
— Denominated in USD	38,358,069	91,793,594
— Denominated in Great Britain Pound	402,799	2
Total cash and cash equivalents balances held at HKSAR financial institutions	46,825,661	94,669,415
Total cash and cash equivalents balances held at financial institutions	190,586,342	154,186,801

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

The consolidated financial statements include the financial statements of the Company and its subsidiaries, in which ACG, directly or indirectly, has a controlling financial interest and its variable interest entity, or VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Non-redeemable non-controlling interests are separately presented as a component of equity in the consolidated financial statements.

(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

On June 1, 2017, the Company declared a change in the fiscal year end from March 31 to December 31. As a result, the Group has presented the nine-month period ended December 31, 2017 as its transition period, which impacts the comparability of the Group’s results between the transition period and the full years ended December 31, 2018 and 2019.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Due to the ATA Online Sale Transaction, which represented a strategic shift and had a major effect on the Group’s result of operations, revenues, costs and expenses related to ATA Online Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. See note 1 and note 26.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the fair value determinations of identifiable assets acquired and liabilities assumed, the fair values of share-based payments and available-for-sale investment, the collectability of loan receivable and other receivables, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of long-lived assets, goodwill and long-term investments, determination of standalone selling prices of performance obligations, variable consideration and measurement of progress towards completion in revenue recognition. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

For the convenience of the readers, the 2019 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 6.9618, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2019.

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

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

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

The Group’s revenue is primarily generated from portfolio training services, educational travel services, overseas study counseling services and other educational services through its network in China and abroad as a result of Huanqiuyimeng Acquisition on August 6, 2019. See Note 3. Prior to the consummation of the ATA Online Sale Transaction as described in Note 1, the Group primarily provided computer-based testing services and online education services, which have been classified and reported under discontinued operations for all the periods presented. See Note 26.

The Group’s revenue is recognized net of Value Added Tax (“VAT”). VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.

Periods commencing January 1, 2018

Since the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, the Group recognizes revenues upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which the Group expects to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes).

The transaction price includes variable consideration where the Company’s performance may result in full or partial return of the service fees based on the final outcome of the performance targets. The Company estimates the transaction price at contract inception based on expected value method, which the Company believes to be better predict with the amount of consideration to which it will be entitled in the contract. In making the estimate of variable consideration, the Company applies judgments which are inherently subjective. This includes the assessment of the final outcome of the performance targets and its historical experience and performance. The amount of estimated variable consideration included in the transaction price is limited only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable condition is subsequently resolved. Management reviews these estimates on a regular basis. Any changes in these factors which affect the estimated variable consideration and revenue recognized are applied prospectively.

For each performance obligation satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of that performance obligation. If the Group does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

The Group’s contracts with customers also include promises to transfer multiple services.  For these contracts, the Group accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP”) for each distinct performance obligation. In instances where SSP is not directly observable, such as when the Group does not sell the product or service separately, the Group determines the SSP using information that may include market conditions and other observable inputs. For these contracts with variable consideration, the Group determines that variable consideration is allocated according to the method as described above, because variable consideration is attributable to all of the performance obligations in a contract.

i)	Portfolio training services

Portfolio training services primarily consist of one-on-one or small-group training at the training centers or online platform in which the teachers provide guidance to students to practice observational drawing or other forms of art work and finally compiles the selected pieces to form a portfolio.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Individual students select to enroll either in time-based program in which they can take a pre-determined number of hours of trainings or in a project-based program in which they are guided to complete a portfolio that usually consists of three to five art projects.  Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contract with the student since the individual student simultaneously receives and consumes the benefits of the portfolio training services as the Group performs. Under project-based programs, the number of hours of trainings required to complete a project is not pre-determined and varies depending on the background and requirements of individual students. The Group reassesses the total hours of training pursuant to each contract of project-based program with individual students on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.

ii)	Educational travel services

The Group provides educational travel services for individual students to bring them art-related experience by providing integration of both travel and study activities in each educational service contract according to the background of individual students. The Group accounts for the educational travel services as one performance obligation, as individual activities within a contract are not distinct within the context of the contract. The Group recognizes revenue over the educational travel service period as the students simultaneously receive and consume the benefits of these services throughout the service period on the basis of costs incurred to-date to the total estimated costs.

iii)	Overseas study counselling services

The Group provides overseas study counselling services to students who intend to study abroad on the following aspects, including but not limited to, customized timetable for applicants, university and program selection, developing paperwork for applications, interview simulation and enrollment documents preparation.

The Group provides integration and customization of the promised services in each overseas study counselling service contract depending on the background and requirements of the students and aims to deliver a combined output for counseling service to cover both academic and practical aspects during the entire process of application.  The promised services are highly interdependent and interrelated and are accounted as one performance obligation, as the promised services in a contract are not distinct within the context of the contract. Since the students simultaneously receive and consume the benefits of these services throughout the service period as the Group performs, the Group recognizes revenue over the counselling service period on the basis of costs incurred to-date to the total estimated costs.

iv)	Other educational services

Other educational services mainly consist of language training services, junior art education services and in-school classes. Revenue is recognized when control of promised services are transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services.

v)	K12 education assessment and other services

The Group derives revenues by providing the assessment reports for the test takers to customers. Revenues from education assessment services are recognized when the Group delivers the reports to customers, which is when the control over the report has been transferred to customers. Fees received in advance are recorded as deferred revenue when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration.

The Group derives content development revenue by designing test model and providing the developed content to customers. Revenues from content development are recognized when the Group delivers the developed content to customers, which is when the control over the content has been transferred to customers.

Revenues generated from ATA Online Business, which primarily include testing services and online education services have been classified and reported under discontinued operations for all the periods presented. See Note 26.

vi)	Testing services

The Group derives revenues by providing testing services to the test takers for customers. Testing services revenues are recognized upon the completion of the exam by the test takers when the control over the service has been transferred to customers.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

vii)	Online education services

The Group provides an online platform for students to conduct continuing education. The platform entitles students to access online education services during a specified service period (the “subscription period”). The Group determines that the customer simultaneously receives and consumes benefits provided by the Group’s performance as the Group performs during the term of the contract. Service fees are initially recorded as deferred revenue and are recognized as revenue on a straight-line basis over the subscription period.

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

For the nine months ended December 31, 2017, RMB 4,041,142 of rental income was recorded under net revenues. For the year ended December 31, 2018 and 2019, rental income of RMB 5,943,984 and RMB 1,580,270, after netting off relevant costs, was classified as “other operating income, net” as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018. Net revenues for the years ended December 31, 2018 and 2019 would have increased by RMB 5,943,984 and RMB 1,580,270 if the Group had not adopted ASC 606, Revenue from Contracts with Customers.

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

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

b)	Test development services

Test development service fees are recognized upon the acceptance of the developed tests by the customer. The period to develop the tests is short, generally within two to six months from commencement of development.

c)	Test administration products

Test administration products sales are recognized upon delivery and when collectability is reasonably assured.

d)	Operating leases

The Group recognized the revenue from operating lease on a straight-line basis over the lease term.

(h)	Contract cost

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in “other non-current assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss).

(i)	Cost of revenues

Prior to the Huanqiuyimeng Acquisition,cost of revenues consists primarily of content development costs, amortized expenses of education assessment caseware, payroll compensation, and other related costs, which are directly attributable to the rendering of various services. As a result of Huanqiuyimeng Acquisition, cost of revenues  primarily consist of (1) teaching fees, payroll compensation for teaching support and administrative employees, performance-linked bonuses paid to teachers, rental payments for training centers, as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of educational travel services and overseas study counselling services, and (3) teaching fees,payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and K12 education assessment and other services.

(j)	Research and development costs

Research and development costs primarily consist of cost incurred over software developed for internal use and software developed for sale.

i)	Software developed for internal use

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

(k)	Lease

The Group is a lessee in a number of non-cancellable operating leases, primarily for training center and office spaces.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Periods prior to January 1, 2019

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

Periods commencing January 1, 2019

From January 1, 2019, the Group accounts for leases in accordance with ASC Topic 842, Leases (see Note 10) The Group determines if an arrangement is or contains a lease at contract inception. The Group recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date.

Key estimates and judgments include how the Group determines (1) the discount rate it uses to discount the unpaid lease payments to present value, (2) lease term and (3) lease payments.

•

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Group does not generally borrow on a collateralized basis, it uses the interest rate it pays on its non-collateralized borrowings as an input to deriving an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

•

The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either the Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

•	Lease payments included in the measurement of the lease liability comprise the following:

–

Fixed payments, including in-substance fixed payments, owed over the lease term (which includes termination penalties the Group would owe if the lease term assumes the Group to exercise a termination option);

–	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the lease commencement date;

–	Amounts expected to be payable under the Group-provided residual value guarantee; and

–	The exercise price of the Group’s option to purchase the underlying asset if the Group is reasonably certain to exercise the option.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Variable lease payments associated with the Group’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expense in the Group’s consolidated statements of income in the same line item as expense arising from fixed lease payments for operating leases.

ROU assets for operating lease are periodically reduced by impairment losses. The Group uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Group monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the re-measurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

Operating lease ROU assets are presented as operating lease right of use assets on the consolidated balance sheet. The current portion of operating lease liabilities is included in lease liabilities-current and the long-term portion is presented separately as other non-current liabilities on the consolidated balance sheet.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases of training centers and offices that have a lease term of 12 months or less. The Group recognizes the lease payments associated with its short-term training centers and offices leases as an expense on a straight-line basis over the lease term.

As of December 31, 2019, the Company did not have any finance leases.

The Company adopted the new lease accounting standard since January 1, 2019, and elected to apply the transition provisions of the standard on the date of adoption. Accordingly, the Company didn’t restate prior year comparative periods for the impact of the new lease accounting standard. The Company also elected the package of practical expedients permitted under the transition guidance within the new lease accounting standard, including: (1) the Group didn’t reassess whether any expired or existing contracts are or contain leases; (2) the Group combined lease and non-lease components for facilities leases, which primarily relate to ancillary expenses such as common area maintenance charges and management fees of its operating leases. In addition, for leases with a term of 12 months or less, an election was made not to recognize lease assets and lease liabilities.

Upon the adoption of the new lease accounting standard ASC 842, the Company recognized right-of-use assets and lease liabilities of approximately RMB 3.5 million and RMB 3.0 million, respectively, at January 1, 2019, consisting primarily of operating leases relating to office space.

(l)	Income taxes

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

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(m)	Share-based payment

The Group measures the cost of employee share options and non-vested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. Awards granted to employees with performance conditions are measured at fair value on the grant date and are recognized as compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

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

(n)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments with original maturity less than three months and readily convertible to known amount of cash.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows - Restricted cash. This ASU requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The amendments in this ASU should be applied using a retrospective transition method to each period presented. The Group adopted the new standards starting from January 1, 2018 and applied a retrospective transition method to each period presented. As a result of adoption, the Group has included RMB 30,000,000 of restricted cash in the end-of-period cash and cash equivalents balance on the consolidated statement of cash flows for the nine-month period ended December 31, 2017 and the consolidated statement of cash flows was retrospectively adjusted by excluding the decrease of restricted cash of RMB 30,000,000 from cash flows from financing activities for the nine months ended December 31, 2017.

(o)	Accounts receivable

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

(p)	Long-term investments

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

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

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

The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period, and write down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity security without a readily determinable fair value is impaired, the Group includes an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

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

(q)	Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives in straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	5 years
Software	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	The shorter of lease terms and estimated useful lives

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(r)	Intangible assets

Intangible assets mainly consist of externally purchase text content and software platform and acquired intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting, which are estimated by management based on the fair value of assets acquired at the acquisition date. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 1.4 to 10 years.

The Group has no intangible assets with indefinite useful lives.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(s)	Impairment of long-lived assets, excluding goodwill

Long-lived assets, including property and equipment, intangible assets, other non-current assets subject to amortization and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(t)	Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually based on the Group’s reporting units, which are defined as reportable segments or groupings of businesses one level below the reportable segment level. The Group performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

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

(u)	Employee benefit plans

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

Employee benefit expenses recognized under these plans for nine months ended December 31, 2017, the years ended December 31, 2018 and 2019 are allocated to the following expense items:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	78,381	79,280	2,363,553
Research and development	2,296,392	3,232,457	2,468,898
Sales and marketing	334,628	771,479	2,077,128
General and administrative	810,713	1,530,096	3,301,256
Total expense due to employee benefit plans	3,520,114	5,613,312	10,210,835

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(v)	Earnings per share

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

(w)	Segment reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of its performance in determining the Group’s operating segments. As a result of the Huanqiuyimeng Acquisition as described in Note 1, the Group classified the operating segments for the year ended December 31, 2019 into (i) Overseas art study services (ii) Other educational services and (iii) K12 education assessment and other services. The Group had one operating segment which included K12 education assessment and other services for the nine months ended December 31, 2017 and for the year ended December 31, 2018. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(x)	Discontinued operations

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

(y)	Business combination

Business combinations are recorded using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires an acquirer to determine  the identifiable acquired assets, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(z)	Recently issued accounting standards

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. Under current guidance, goodwill impairment loss is measured by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill by following procedures that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the new amendments, the goodwill impairment test compares the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit's fair value. The amendments are effective for annual and interim reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of this ASU on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820); Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This guidance removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. Certain disclosures required by this guidance must be applied on a retrospective basis and others on a prospective basis. The guidance will be effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2018-13 on the Company's consolidated financial statements.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). ASU 2019-04 includes the codification improvements resulting from the June 11, 2018 and November 1, 2018 Credit Losses Transition Resource Group (TRG) Meetings and the codification improvements to Update 2016-13 (Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments), etc. ASU 2019-04 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact of this ASU on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect of the disclosure requirements of ASU 2019-12 on the Company's consolidated financial statements.

(3)	BUSINESS ACQUISITION

Acquisition of Huanqiuyimeng

In 2019, the Company entered into share purchase agreements with all of the selling shareholders of Huanqiuyimeng to acquire 100% equity interests of Huanqiuyimeng in exchange for 9,360,000 ordinary shares of the Company and RMB 91.1 million consideration in cash.

The control of Huanqiuyimeng business transitioned to the Group on August 6, 2019. As of December 31, 2019, the consideration payable for business acquisition was RMB 19,642,082 and expected to be paid within one year.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The Company accounted for the acquisition of Huanqiuyimeng under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and the outreaching training center network around China and abroad. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

RMB
Purchase consideration:
Cash	91,126,055
Fair value of 9,360,000 ordinary shares	76,868,663
167,994,718

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	36,785,802
Prepaid expenses and other current assets	26,333,563
Long-term investments	157,850
Property and equipment, net	8,505,683
Intangible assets
Trademark	79,000,000
Non-compete arrangements	56,000,000
Order backlogs	4,000,000
Other non-current assets	881,926
Right-of-use assets	32,089,416
Deferred revenues	(163,400,000)
Short-term loan	(13,991,000)
Lease liabilities-current	(18,728,346)
Deferred income tax liabilities	(45,659,880)
Accrued expense and other payables	(14,326,672)
Other non-current liabilities	(13,361,070)
Total identifiable assets acquired and liabilities assumed	(25,712,728)
Fair value of non-redeemable non-controlling interests in Huanqiuyimeng	(6,771,349)
Goodwill	200,478,795

The intangible assets consist of trademark, non-compete arrangements and order backlogs. The fair values of trademark of RMB 79,000,000, non-competition arrangements of RMB 56,000,000 and order backlogs of RMB 4,000,000 are amortized over 10 years, 6 years and 1.4 years, respectively on a straight-line basis.

The appraiser adopted relief from royalty method to estimate the fair value of trademark as at August 6, 2019.This approach is based on the assumption that, if an intangible asset has to be licensed from a third-party owner, a royalty rate on turnover will be charged for the privilege of using the asset. The significant inputs for the valuation model include, but not limited to, projected revenue, remaining useful life and discount rates.

The appraiser adopted with and without method to estimate the fair value of non-compete arrangements as at August 6, 2019. The fair value of non-compete arrangements were derived by comparing the discounted cash flow models under the income approach for the two scenarios – one is based on the scenario where the non-compete arrangements are in place and the other is where it is not in place. The significant inputs for the valuation model include, but not limited to, remaining useful life, financial forecasts for the scenario without non-compete arrangements in place, discount rate and probability of competition.

The appraiser adopted discounted cash flow method to estimate the fair value of deferred revenues as at August 6, 2019.The fair value of the deferred revenues was estimated based on the costs of fulfilling the obligations plus a normal profit margin. The significant inputs for the valuation model include, but not limited to, projected direct cost, savings on selling effort, profit margin and discount rate.

The appraiser adopted price-to-sales method to estimate fair value of the non-controlling interests as at August 6, 2019. The price-to-sales multiple is referred to the purchase consideration and the revenue of Huanqiuyimeng. Considering the comparability of each entity with non-controlling interests, the appraiser adopted such multiple in deriving the non-controlling interests.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

As of the acquisition date, the goodwill acquired in the business combination was assigned to overseas art study services segment of RMB 176,046,647 and to other educational services segment of RMB 24,432,148 based on the excess of the fair value of each acquired reporting unit over the fair value of individual assets acquired and liabilities assumed that are assigned to each reporting unit.

The following summarized unaudited pro forma results of operations for the years ended December 31, 2018 and 2019 assuming that the acquisition of Huanqiuyimeng occurred as of January 1, 2018. The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the results of operations which actually would have been had the acquisitions occurred as of January 1, 2018, nor is it indicative of future operating results.

	For the years ended December 31,
	2018	2019
	RMB	RMB
	(Unaudited)	(Unaudited)
Pro forma net revenues	105,071,457	201,416,606
Pro forma net income (loss) attributable to ATA Creativity Global	757,139,789	(174,265,822)

The amounts of net revenues and net loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2019 is RMB 91,422,138 and RMB 24,291,035, respectively.

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB
Amount due from Beijing Biztour	3,713,166	1,960,403
VAT-input deductible	2,675,486	1,893,650
Income tax refundable	—	2,800,622
Advances to employees	13,919	1,605,908
Other current assets	1,433,521	8,229,786
Total prepaid expenses and other current assets	7,836,092	16,490,369

Other current assets primarily consist of advances to suppliers for deposits, advertising fee and prepaid cost for educational travel services.

(5)	LOAN RECEIVABLE, NET

On March 26, 2018, the Company entered into a framework agreement with the selling shareholders of Beijing Biztour International Travel Service Co., Ltd. (“Beijing Biztour”) in order to acquire Beijing Biztour. Pursuant to the framework agreement, the Company provided a one-year loan of US$2 million at an annual interest rate of 8.0% to Beijing Biztour.

The Company had also advanced RMB 7.5 million to fund the operation of Beijing Biztour from August 2018. On March 6, 2019, The Company terminated the acquisition of Beijing Biztour because Beijing Biztour and the selling shareholders of Beijing Biztour did not satisfy certain closing conditions for such acquisition.

The loan receivable became overdue on April 6, 2019. On April 30, 2019, the due dates of loan receivable and other receivables due from Beijing Biztour were extended to September 30, 2019.  The controlling shareholder of Beijing Biztour made a personal guarantee and agreed with certain real estate property mortgage. The loan receivable and other receivables due from Beijing Biztour became overdue again since October 1, 2019.  Management assessed the collectability of loan receivable and other receivables due from Beijing Biztour and used the fair value of real estate adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million for the year ended December 31, 2019.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(6)	LONG-TERM INVESTMENTS

Equity method investments

In September 2015, ATA BVI entered into an agreement to purchase 2,156,721 Series AA Preferred Shares issued by Brilent Inc. (“Brilent”) at a price of $0.6955 per Series AA Preferred Shares with a total consideration of USD 1.5 million. Brilent is a service provider with an easy to use SaaS (Software as a Service) based in the United States. ATA BVI held 15.47% equity interest of Brilent and one board seat out of six. The investment is accounted for under the equity method as ATA BVI is able to exercise significant influence through its board seat. The Company recognized its share of loss from this equity investment of RMB 1,395,234, nil and RMB nil for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019, respectively.

Management evaluated whether there was other than temporary impairment based on the facts, including recent financing activities, projected and historical financial performance. Brilent encountered severe shortage of working capital resulted from continuous negative operating cash flows and turnover of key personnel in the fourth quarter of 2017. Management considered there was other than temporary impairment for the investments in Brilent and recognized the impairment loss of RMB 4,757,972 for the nine-month period ended December 31, 2017 to reduce the investment to zero, therefore, the investment balance in Brilent was nil as of December 31, 2018 and 2019.

Other equity investments

	December 31, 2018	December 31, 2019
	RMB	RMB
Beijing Empower Education Online Co., Ltd.	38,000,000	38,000,000
ApplySquare Education & Technology Co., Ltd.	22,471,700	1,576,391
Beijing GlobalWisdom Information Technology Co., Ltd.	5,919,198	—
Beijing Xiaozhi Education & Technology Co., Ltd.	—	6,000,000
Beijing Futou Technology Co., Ltd.	—	150,000
Total other equity investments	66,390,898	45,726,391

During the year ended March 31, 2017, the Group entered into shares purchase agreements to acquire 8.33% equity interest of Beijing Empower Education Online Co., Ltd. ("EEO"), 9% equity interest of ApplySquare Education & Technology Co., Ltd ("ApplySquare"), and 8.2% equity interest of Beijing GlobalWisdom Information Technology Co., Ltd. ("GlobalWisdom"), by paying cash consideration of RMB 32,500,000, USD 3,000,000 (equivalent to RMB 19,721,700), and RMB 12,300,000 respectively. ACG accounted for these investments as other equity investments using the cost method of accounting prior to January 1, 2018 in accordance with ASC325, Investments—Others, since these investments are not in-substance common stock due to the liquidation preference feature, and do not have readily determinable fair value.

In April 2017, ACG entered into a capital increase agreement to make an additional investment of RMB 5,500,000 in EEO. The consideration has been paid to EEO in June 2017. After this additional investment, ACG invested a total of RMB 38,000,000 in EEO, and accounted for the investment under cost method in accordance with ASC325, Investments—Others as of December 31, 2017, since the investment is not in-substance common stock due to the liquidation preference feature, and does not have readily determinable fair value.

On July 26, 2017, GlobalWisdom entered into a new financing agreement with new investors. After GlobalWisdom’s new financing, ACG’s equity shares decreased to 6.8345% and ACG still has the right to appoint one director. Because these investment terms contain substantive liquidation preference over common stock that are not available to common shareholders, these investments are not substantially similar to common stock and ACG accounted for the investment under cost method in accordance with ASC325, Investments—Others as of December 31, 2017.

In connection with adoption of ASC321 Investment—Equity securities effective January 1, 2018, the Group elected to measure other equity investments without readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

On June 20, 2018, ApplySquare entered into a new financing agreement with a group of new investors. After Applysquare’s new financing, ACG’s equity shares decreased from 9% to 7.95% and ACG still has the right to appoint one director. The new financing provided the observable price for ACG’s investment and ACG engaged a third party appraiser to evaluate this investment’s carrying amount based on the observable price, and recognized a gain of RMB 2,750,000 from the change in fair value. ACG accounts for the investment in ApplySquare at cost adjusted for observable price changes for the year ended December 31, 2018. As of December 31, 2019, ACG made a qualitative assessment and identified that Applysquare failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. ACG engaged a third-party appraiser to evaluate the fair value of the investment in Applysquare as of December 31, 2019 and recorded an impairment loss of RMB 20,895,309 based on the valuation result.

ACG did not identify any observable price changes requiring an adjustment to the investment in EEO for the year ended December 31, 2018 and 2019.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

As of December 31, 2018, ACG made a qualitative assessment and identified that GlobalWisdom failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. ACG engaged a third-party appraiser to evaluate the fair value of the investment in GlobalWisdom as of December 31, 2018 and recorded an impairment of RMB 6,380,802 based on the valuation result. Due to its severe shortage of working capital and negative market impact on its business in the third quarter of 2019, the Group recognized the impairment loss of RMB 5,919,198 to reduce the investment to zero.

In December 2018, ACG entered into shares purchase agreement to acquire 20% equity interest of Beijing Xiaozhi Education Technology Co., Ltd. (“Xiaozhi”) in exchange for RMB 6,000,000 in cash. According to the shares purchase agreement, ACG has the right to appoint one director. The Company paid RMB 6,000,000 in cash to Xiaozhi in January 2019. The Group accounted for investment in Xiaozhi as other equity investments since these investments are not in-substance common stock due to the liquidation preference feature, and do not have readily determinable fair value. The Group elected to measure other equity investments without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

Long-term investment in Beijing Futou Technology Co., Ltd (“Futou Technology”) was acquired in connection with the acquisition of Huanqiuyimeng, which held 15% equity interests in Futou Technology. ACG did not identify any observable price changes requiring an adjustment to the investment in Futou Technology for the year ended December 31, 2019.

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

For the year ended March 31, 2017, RMB 568,320 was recognized as interest income in consolidated statements of comprehensive income (loss). The investment is classified as available-for-sale investment and is measured at fair value as of the balance sheet date. Unrealized holding loss of RMB 553,870 was reported in other comprehensive income (loss) for the year ended March 31, 2017. The Company determined the fair value of the Notes as of March 31, 2017 to be USD 1,504,000 (RMB 10,376,547). As a result of recent development of Brilent Inc., management considered that there was other than temporary impairment of this investment and recorded an impairment loss of the Notes of USD 1,504,000 (RMB 10,458,538) as of December 31, 2017. The unrealized loss of the Notes of RMB 553,870 has been reclassified to profit and loss correspondingly. Due to the above impairment recognized in the nine months ended December 31, 2017, the net book value of this investment is nil as of December 31, 2018 and 2019.

(7)	FAIR VALUE MEASUREMENT

The following table presents a roll-forward of the fair value of Level 3 available-for-sale investment for nine months ended December 31, 2017 and the years ended December 31, 2018 and 2019, respectively:

Available-for-sale investment
RMB
Ending balance as of March 31, 2017	10,376,547
Total gain or losses:
Included in net income	(10,458,538)
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax	553,870
Foreign currency translation adjustment	(471,879)
Ending balance as of December 31, 2017, 2018 and 2019	—

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value on a non-recurring basis at December 31, 2018 and 2019:

		Fair value disclosure or measurement at December 31, 2018 using
	December 31, 2018	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Other equity investments
ApplySquare Education & Technology Co., Ltd.	22,471,700	—	—	22,471,700
Beijing GlobalWisdom Information Technology Co., Ltd.	5,919,198	—	—	5,919,198

Fair value disclosure or measurement at December 31, 2019 using
	December 31, 2019	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Other equity investments
ApplySquare Education & Technology Co., Ltd.	1,576,391	—	—	1,576,391
Beijing GlobalWisdom Information Technology Co., Ltd.	—	—	—	—

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

ApplySquare entered into a new financing agreement with a group of new investors in 2018, which provided the observable price for ACG’s investment and the fair value adjustments are determined primarily based on the market approach as of the transaction date. As a result, the Group recognized a gain of RMB 2,750,000 from the change in fair value for the year ended December 31, 2018.

To estimate the fair value of investment in Applysquare as of December 31, 2019, the Group used Discounted Cash Flow Model ("DCF Model"), which is based on the fair value of the entire invested capital of Applysquare using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. As a result, the Group recorded an impairment loss of RMB 20,895,309 for the year ended December 31, 2019.

To estimate the fair value of investment in GlobalWisdom, the Group used Discounted Cash Flow Model ("DCF Model"), which is based on the fair value of the entire invested capital of GlobalWisdom using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. As a result, the Group recorded impairment losses of RMB 6,380,802 for the year ended December 31, 2018 and RMB 5,919,198 for the year ended December 31, 2019.

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2018 and December 31, 2019, respectively.

The Group’s financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, loan receivable, subscription receivable, accrued expenses and other payables and short-term loans, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(8)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB
Building	53,049,213	53,049,213
Computer equipment	599,992	3,491,575
Furniture, fixtures and office equipment	1,437,949	1,890,013
Motor vehicles	1,986,506	1,986,506
Software	1,156,779	1,797,197
Leasehold improvements	695,185	14,419,590
	58,925,624	76,634,094
Less: accumulated depreciation and amortization	(21,494,883)	(34,563,300)
Property and equipment, net	37,430,741	42,070,794

Total depreciation expense recognized for nine months ended December 31, 2017, the years ended December 31, 2018 and 2019 is allocated to the following expense items:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	1,384,157	3,802	28,389
Research and development	641,793	640,372	226,173
Sales and marketing	111,226	122,199	35,343
General and administrative	626,395	417,295	4,491,492
Other operating income, net	—	1,782,454	369,048
Total depreciation expense	2,763,571	2,966,122	5,150,445

(9)	GOODWILL AND INTANGIBLE ASSETS, NET
(a)	Goodwill

Goodwill balance before the ATA Online Sale Transaction consisted of RMB 6,880,123 recognized from the acquisition of 5% equity shares of ATA Education in 2002, RMB 16,542,727 recognized from the acquisition of Beijing Jindixin Software Technology Company Limited (“Beijing JDX”) and JDX Holdings Limited (“JDX BVI”) in February 2009, RMB 7,589,052 recognized from the acquisition of Xing Wei in November 2013 and RMB 997,123 recognized from the acquisition of Beijing Qihuang Huizhi Technology Co., Limited ("Qihuang Huizhi"), majority owned subsidiary of ATA Online acquired in December 2017. The above goodwill represents the benefits and synergies that the acquired businesses are expected to bring to the Company in relation to the computer-based testing services and expand the Company’s customer base and product offering of testing services.

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

ACG acquired 100% equity interests of Huanqiuyimeng and its subsidiaries in the year of 2019. This acquisition was accounted for under the acquisition method of accounting and the excess of fair values of the consideration and non-controlling interests over the fair value of the identifiable net assets of Huanqiuyimeng is recorded as goodwill of RMB 200,478,795.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The change in the carrying amount of goodwill is as follows:

RMB
Balance as of December 31, 2017	32,009,025
Less: Disposal of discontinued operations (Note 26)	(32,009,025)
Balance as of December 31, 2018	—
Add: Acquisition of Huanqiuyimeng	200,478,795
Balance as of December 31, 2019	200,478,795

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2018 and 2019.

	December 31, 2018
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Education assessment caseware (i)	9,251,887	(2,430,708)	—	6,821,179	5
Software platform of Project Shuang Chuang (ii)	10,844,339	(542,940)	—	10,301,399	5
Total intangible assets	20,096,226	(2,973,648)	—	17,122,578

	December 31, 2019
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Trademark (iii)	79,000,000	(3,291,667)	—	75,708,333	10
Non-compete arrangements (iii)	56,000,000	(3,888,889)	—	52,111,111	6
Order backlogs (iii)	4,000,000	(1,190,476)	—	2,809,524	1.4
Education assessment caseware (i)	9,251,887	(4,281,085)	—	4,970,802	5
Software platform of Project Shuang Chuang (ii)	10,844,339	(2,716,145)	(8,128,194)	—	5
Total intangible assets	159,096,226	(15,368,262)	(8,128,194)	135,599,770

Total amortization expense recognized for nine months ended December 31, 2017, the years ended December 31, 2018 and 2019 is allocated to the following expense items:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	753,114	1,468,726	2,031,478
Sales and marketing	—	542,940	1,992,105
General and administrative	—	—	8,371,032
Total amortization expense	753,114	2,011,666	12,394,615

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

As of December 31, 2019, the Company conducted impairment test on intangible assets and identified that no cash inflows nor feasibility use is anticipated from the intangible assets and other non-current assets recorded relating to the software platform developed under Project Shuang Chuang. As a result, RMB 8,932,439 of impairment loss relating to intangible assets and other non-current assets for software platform of Project Shuang Chuang was recognized for the year ended December 31, 2019. No impairment loss was recognized for the nine months ended December 31, 2017 and for the year ended December 31, 2018.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(iii)	Trademark, Non-compete arrangements and Order backlogs were recorded as a result of Huanqiuyimeng Acquisition. See note 3 for details.

As of December 31, 2019, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2020	21,893,234
2021	19,083,711
2022	18,121,730
2023	17,614,984
2024	17,233,333

(10)	LEASES

The Company adopted new lease accounting standards ASC 842 since January 1, 2019. The primary leases that the Group entered into were for training center and office spaces.

Information as of and for the year ended December 31, 2019:

As of December 31, 2019, the Company has 61 operating leases for training center and office spaces with remaining terms expiring from 2 through 39 months and a weighted average remaining lease term of 1.67 years. Weighted average discount rates used in the calculation of the lease liability is 5.88%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rent expense for the year ended December 31, 2019 was RMB13,903,991. There was no variable lease costs or sublease income for leased assets for the year ended December 31, 2019.

The impact of ASC 842 on the December 31, 2019 consolidated balance sheet was as follows:

December 31,
2019
RMB
Operating leases:
Right-of-use lease assets	40,786,291
Lease liabilities-current	20,556,017
Other non-current liabilities	12,500,120

Other information related to leases is presented below:

December 31,
2019
RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	12,850,734
Right-of-use assets acquired in exchange for operating lease obligations	8,696,875
Right-of-use assets acquired in connection with Huanqiuyimeng Acquisition	32,089,416
Weighted average remaining lease term	1.67
Weighted average discount rate	5.88%

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Maturities of lease liabilities under non-cancellable leases as of December 31, 2019 are as follows:

Operating leases
RMB
2020	21,869,242
2021	10,956,342
2022	2,601,561
2023	359,048
2024	—
Thereafter	—
Total undiscounted lease payments	35,786,193
Less: Imputed interest	(2,730,056)
Total lease liabilities	33,056,137
Amounts due within 12 months	20,556,017
Non-current lease liability	12,500,120

Short-term lease expense, with a lease term of 12 months or less, for the year ended December 31, 2019 was RMB 2,125,616 and short-term lease commitments as of December 31, 2019 are as follows:

Short-term Lease Commitments Amount
RMB
Year ended December 31:
2020	1,506,677
1,506,677

Information as of and for the year ended December 31, 2018:

As previously disclosed in the consolidated financial statements for the year ended December 31, 2018 and under the previous lease standards (ASC 840), future minimum annual lease payments for the years subsequent to December 31, 2018 and in aggregate are as follows:

Minimum
Lease Payments Amount
RMB
Year ended December 31:
2019	2,959,829
2020	346,745
2021	—
2022	—
2023	—
3,306,574

Rental expense for operating leases for nine months ended December 31, 2017 and the year ended December 31, 2018 were RMB 4,772,679 and RMB 2,717,234 respectively.

(11) SHORT-TERM LOAN

In June 2018, the prior president and director of ACG, Jack Huang, entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital of ATA Education. The Facility is pledged by the real estate property of Gongyuan 16th floor owned by ATA Education, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Education and China Minsheng Bank Beijing Branch. Jack Huang and ATA Education also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Education and the interests of these drawdowns will be fully paid by ATA Education. ATA Education shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Education has received a total of RMB 15,000,000 drawdowns and this loan has been fully repaid on October 15, 2018. On April 12, 2019, the real estate property of Gongyuan 16th floor was released from pledge and the Facility was terminated correspondingly.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The Group assumed several bank borrowings in the amount of short-term loan balance of RMB 13,991,000 in connection with Huanqiuyimeng Acquisition, among which RMB 9,000,000 was repaid during the period from August 6, 2019 to December 31, 2019. Interest expense of RMB 164,930 accrued from these bank borrowings was recognized for the same period in 2019. The outstanding short-term loan balance was RMB 4,991,000 as of December 31, 2019.

(12)  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB
Refund liability*	—	8,919,239
Accrued payroll and welfare	8,934,828	22,821,689
Accrued test monitoring fees	2,432,153	2,432,153
Accrued professional services expenses	755,849	3,489,512
Income taxes payable	—	679,961
Other current liabilities	5,989,109	9,404,500
Total accrued expenses and other payables	18,111,939	47,747,054

Other current liabilities as of December 31, 2018 and 2019 mainly include lessees’ rental deposits, accrued traveling, meeting and other operating expenses.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services and is estimated based on historical experience.

(13)	CHANGE IN FISCAL YEAR END

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

The consolidated financial statements for the nine-month period ended December 31, 2017 is not comparable to that as of and for the twelve months ended December 31, 2018. For comparison purposes, the Group included the selected data from unaudited consolidated income statement for the twelve-month period ended December 31, 2017 per below:

	Twelve months ended December 31,
	2017	2018
	RMB	RMB
Net revenues	7,389,371	1,338,592
Cost of revenues	4,957,647	4,251,451
Gross profit (loss)	2,431,724	(2,912,859)
Operating expenses	74,104,081	68,672,509
Other operating income, net	—	3,793,418
Loss from operations	(71,672,357)	(67,791,950)
Other loss, net	(16,427,003)	(261,524)
Loss from continuing operations before income taxes	(88,099,360)	(68,053,474)
Income tax benefit	(591,290)	—
Loss from continuing operations, net of income taxes	(87,508,070)	(68,053,474)
Income from discontinued operations, net of income taxes	61,431,845	918,654,979
Net income (loss)	(26,076,225)	850,601,505

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(14)	NET REVENUES

The components of net revenues for nine months ended December 31, 2017, the years ended December 31, 2018 and 2019, are as follows:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Portfolio training services	—	—	63,828,907
Educational travel services	—	—	10,456,269
Overseas study counselling services	—	—	8,091,551
Other educational services	—	—	9,045,411
K12 education assessment and other services	5,185,822	1,338,592	6,348,029
Net Revenues	5,185,822	1,338,592	97,770,167

K12 education assessment and other services revenues primarily include rental income and K-12 education assessment service revenues for nine-months ended December 31, 2017 and K12 education assessment services and content development services for reporting periods after January 1, 2018.

Deferred revenue is recorded when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. Part of the balances as of January 1, 2018 and 2019 were recognized as revenues during the years ended December 31, 2018 and 2019. In addition, changes in the deferred revenue balances during the year ended December 31, 2019 included RMB163,400,000 of deferred revenue acquired in connection with the Huanqiuyimeng Acquisition. See Note 3.

(15)	INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the nine months ended December 31, 2017, the taxable years ended December 31, 2018 and 2019. Accordingly, no provision for Hong Kong profits tax was required. PRC income tax arising from disposal of investment in a prior subsidiary, Zhongxiao Zhixing, which was previously operating in PRC, was filed and paid during the taxable year ended December 31, 2018. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

In December 2008, ATA Education received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Education to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. In October 2017, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019. ATA Education is currently in the process of renewing their HNTE certificates for another three years. Upon successful renewal, ATA Education would be entitled to a preferential tax rate of 15% retroactively from January 1, 2020.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

In December 2009, Muhua Shangce received approvals from the tax authority that it qualified as an HNTE. The certificate entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2009 to December 31, 2011. In July 2012, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. In October 2018, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2018 to December 31, 2020.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As a result of the ATA Online Sale Transaction, the withholding tax of RMB 22.8 million accrued from ATA Online Business in the PRC has been recorded under discontinued operations. See note 26. As of December 31, 2018 and 2019, the Company has not provided for income taxes on earnings of RMB 71,323,502 and RMB 6,233,021 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 7,132,350 and RMB 623,302, respectively as of December 31, 2018 and 2019.

Loss from continuing operations before income taxes were generated in the following jurisdictions:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(39,725,254)	(29,296,296)	(23,094,955)
PRC	(35,150,223)	(39,680,573)	(118,145,074)
Hong Kong	(37,472)	923,395	(21,586)
Loss before continuing operations before income taxes	(74,912,949)	(68,053,474)	(141,261,615)

Income tax expense recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
PRC
Current income tax expense	—	—	905,078
Deferred income tax benefit	(2,109,096)	—	(8,054,197)
Total income tax benefit	(2,109,096)	—	(7,149,119)

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019 to earnings before income taxes due to the following:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Computed “expected” income tax benefit	(18,728,237)	(17,013,369)	(35,315,404)
Increase (decrease) in valuation allowance	9,261,477	(14,570,083)	23,171,671
Entities not subject to income tax	8,244,168	4,896,732	4,576,771
Non-deductible expenses
Entertainment	98,299	255,843	394,380
Share-based compensation	1,696,514	2,427,342	1,202,364
Bad debt loss	(96,683)	25,206	—
Additional deduction of research and development costs	(951,062)	(447,525)	(240,404)
Withholding tax related to undistributed earnings	(2,109,096)	—	—
Gain from discharge of intercompany payables (a)	—	25,594,493	—
Investment loss from sale of non-redeemable non-controlling interests (b)	—	(1,725,000)	—
Other	475,524	556,361	(938,497)
Actual income tax benefit	(2,109,096)	—	(7,149,119)

(a)

The gain from discharge of intercompany payables represents the gain recognized from the discharge of payables of ATA Education due to ATA Learning, Zhongxiao Zhixing and ATA BVI. These payables were waived in accordance with the terms agreed in the ATA Online Sale Transaction.

(b)

The investment loss from sale of non-redeemable non-controlling interests represents the investment loss recognized from the transfer of 24% equity shares of Muhua Shangce to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) (“Limited Partnership”) from ATA Education for the year ended December 31, 2018. See note 16.

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31, 2018	December 31, 2019
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	14,082,622	28,153,853
Impairment loss of long-term investments	4,132,700	10,148,827
Lease liability	—	8,264,034
Impairment loss of intangible assets and other non-current assets	—	2,233,110
Provision for other receivables	—	1,396,914
Accrued expenses and other payables	2,946,135	4,213,877
Property and equipment, net	551,634	702,523
Donation	250,000	2,768,750
Total gross deferred income tax assets	21,963,091	57,881,888
Less: valuation allowance	(21,275,591)	(44,713,570)
Total deferred income tax assets, net	687,500	13,168,318
Deferred income tax liabilities:
Intangible assets	—	32,657,242
Right-of-use assets	—	10,196,572
Deferred revenues	—	7,091,422
Change in fair value of long-term investment	687,500	—
Total gross deferred income tax liabilities	687,500	49,945,236
Net deferred income tax assets	—	11,464,891
Net deferred income tax liabilities	—	48,241,809

The movements of the valuation allowance are as follows:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Balance at the beginning of the period	26,584,197	35,845,674	21,275,591
Additions	9,261,477	11,024,410	23,437,979
Reduction due to gain from discharge of intercompany payables	—	(25,594,493)	—
Balance at the end of the period	35,845,674	21,275,591	44,713,570

As of December 31, 2019, the valuation allowance of RMB 44,713,570 was related to the deferred income tax assets of PRC entities which were in loss position. As of December 31, 2019, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

As of December 31, 2019, the Group had tax loss carry forwards for PRC income tax purpose of RMB 112,615,412  of which RMB 82,264,RMB5,770,566 , RMB 13,051,292 , RMB 1,593,134, RMB 10,761,200, RMB 24,885,644, RMB 14,047,874  and RMB 42,423,438  will expire if unused by December 31,2022, 2023, 2024, 2025, 2026, 2027, 2028 and 2029, respectively.

For nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning 2015.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(16)	NON-CONTROLLING INTERESTS
(a)	Redeemable non-controlling interests

In February 2017, two third-party investors (“the investors”) acquired 20% of the equity interest of Muhua Shangce at a consideration of RMB 34,000,000. The investors have the right to ask Muhua Shangce to purchase back part or all of the equity interest if Muhua Shangce does not achieve a qualified IPO within 6 years, as defined by the investment agreement, at the redemption price of RMB 34,000,000 plus 8% of interest for the period from February 2017 to the date of redemption. The redeemable non-controlling interest was recorded outside permanent equity as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets and initially recorded at the carrying value of RMB 34,000,000. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value.

On September 26, 2019, Muhua Shangce entered into a new financing agreement with its redeemable non-controlling interests holder, Muhua Investment, and received cash of RMB 5,000,000 on September 29, 2019. After Muhua Shangce’s new financing, ACG’s equity shares decreased from 56% to 54.6% and ACG still has control of Muhua Shangce.

The investor who made this new investment, has the right to ask Muhua Shangce to purchase back up to 50% of the new equity interests if Muhua Shangce does not achieve a qualified IPO within 5 years, as defined by the investment agreement, at the redemption price of RMB 2,500,000 plus 8% of interest for the period from September 2019 to the date of redemption. The redeemable non-controlling interest was recorded outside permanent equity as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets and initially recorded at the carrying value of RMB 2,500,000. The amount presented in redeemable non-controlling interest should be the greater of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest or the amount of redemption value.

RMB
Balance as of April 1, 2017	—
Add: Capital contribution	34,000,000
Less: Comprehensive loss	(1,444,363)
Accretion of redeemable non-controlling interests	3,748,639
Balance as of December 31, 2017	36,304,276
Less: Comprehensive loss	(3,181,199)
Accretion of redeemable non-controlling interests	6,085,542
Balance as of December 31, 2018	39,208,619
Add: Capital contribution	2,500,000
Less: Comprehensive loss	(2,820,682)
Accretion of redeemable non-controlling interests	6,008,491
Balance as of December 31, 2019	44,896,428

(b)	Non-redeemable non-controlling interests

On October 26, 2018, Board of Directors approved that 24% of the equity shares of Muhua Shangce was transferred to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) (“Limited Partnership”) from ATA Education at a consideration of RMB 1,500,000. The consideration has been fully paid to ATA Education by the Limited Partnership on December 26, 2018.

As a result of the new investment made in 2019 to Muhua Shangce as stated above, 50% of the new investment, amounting to RMB 2,500,000, which does not represent redeemable non-controlling interests, was recorded under non-redeemable non-controlling interests.

(17)	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. There are no inter-segment revenue transactions and, therefore, revenues are only generated from external customers. The accounting policies of the segments are the same as those used by the Group.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Prior to Huanqiuyimeng acquisition on August 6, 2019, the Group’s operations were organized into one operating segment. As a result of the Huanqiuyimeng Acquisition as described in Note 1, the Group classified the operating segments for the year ended December 31, 2019 into (i) Overseas art study services (ii) Other educational services and (iii) K12 education assessment and other services. The Group had one operating segment which was K12 education assessment and other services for the nine months ended December 31, 2017 and for the year ended December 31, 2018.

Overseas art study services has been identified as one reportable segment. Other educational services and K12 education assessment and other services were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and income (loss) from operations. There were no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources to or evaluate the performance of the segments.

The following table presents selected financial information relating to the Group’s segments:

For the year ended December 31, 2019:	Overseas art study services	Others	Consolidated
	RMB	RMB	RMB
Net revenues	82,376,727	15,393,440	97,770,167
Operating cost and expenses:
Cost of revenues	50,365,985	11,548,517	61,914,502
Research and development	—	11,817,255	11,817,255
Selling and marketing	27,859,200	6,253,012	34,112,212
Unallocated corporate expenses*	—	—	81,923,516
Impairment loss of intangible assets and other non-current assets	—	8,932,439	8,932,439
Provision for loan receivable and other receivables	—	17,430,825	17,430,825
Total operating cost and expenses	78,225,185	55,982,048	216,130,749
Other operating income, net	—	588,147	588,147
Income (loss) from continuing operations	4,151,542	(40,000,461)	(117,772,435)

For the year ended December 31, 2018:	Others	Consolidated
	RMB	RMB
Net revenues	1,338,592	1,338,592
Operating cost and expenses:
Cost of revenues	4,251,451	4,251,451
Research and development	19,594,484	19,594,484
Selling and marketing	5,570,169	5,570,169
General and administrative	43,507,856	43,507,856
Total operating cost and expenses	72,923,960	72,923,960
Other operating income, net	3,793,418	3,793,418
Loss from continuing operations	(67,791,950)	(67,791,950)

For nine months ended December 31, 2017:	Others	Consolidated
	RMB	RMB
Net revenues	5,185,822	5,185,822
Operating cost and expenses:
Cost of revenues	3,785,865	3,785,865
Research and development	15,415,780	15,415,780
Selling and marketing	4,539,473	4,539,473
General and administrative	40,132,709	40,132,709
Total operating cost and expenses	63,873,827	63,873,827
Other operating income, net	—	—
Loss from continuing operations	(58,688,005)	(58,688,005)

*Unallocated corporate expenses represent the general and administrative expenses for the year ended December 31, 2019.

Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

(18)	SHARE-BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2019, 7,423,815 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

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

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

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

In January and March 2019, 50,000 share options and 20,000 share options were granted to employees and officers, among which with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months. The exercise prices of these two tranches options are USD 0.4868 and USD 0.532 per common share respectively.

A summary of the share options activities for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019 is presented below:

		Weighted	Weighted	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value
	shares	USD	years	USD
Outstanding as of March 31, 2017	2,451,067	2.21
Granted	50,000	2.35
Exercised	—	—
Forfeited	(50,000)	1.71
Expired	(74,000)	3.60
Outstanding as of December 31, 2017	2,377,067	2.18
Granted	1,053,150	0.58
Exercised	(119,792)	1.77
Forfeited	(123,438)	1.71
Cancelled	(1,901,752)	2.13
Expired	(143,023)	3.89
Outstanding as of December 31, 2018	1,142,212	0.67
Granted	70,000	0.50
Exercised	—	—
Forfeited	(809,712)	0.61
Cancelled	—	—
Expired	—	—
Outstanding as of December 31, 2019	402,500	0.75
Vested and expected to vest as of December 31, 2019	402,500	0.75	8.59	35,753
Exercisable as of December 31, 2019	122,082	0.90	8.33	8,879

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2019, was determined based on the closing price of the Company’s common shares on December 31, 2019.

Information relating to options outstanding and exercisable as of December 31, 2019 is as follows:

Options outstanding as of December 31, 2019			Options exercisable as of December 31, 2019
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
62,500	1.71	7.05	35,416	1.71	7.05
320,000	0.58	8.85	86,666	0.58	8.85
20,000	0.53	9.21	—	—	—
402,500	0.75	8.59	122,082	0.90	8.33

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The Company calculated the fair value of the share options on the grant date, for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
Expected dividend yield	8.7%	0%	0%
Expected volatility	60%	57%	55%/54%
Expected term	6.08	5.11/6.11	6.08
Risk-free interest rate (per annum)	1.96%	3.05%/3.10%	2.53%/2.45%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for non-vested share options for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019 is allocated to the following expense items:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Research and development	476,994	157,355	68,016
Sales and marketing	272,568	70,915	—
General and administrative	2,353,681	2,024,940	345,991
Total share-based compensation expense	3,103,243	2,253,210	414,007

As of December 31, 2019, RMB 331,885 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 2.78 years.

Non-vested shares

A summary of the non-vested shares activities for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
	USD
Outstanding at March 31, 2017	2,700,000	1.661
Granted	—	—
Vested	(60,000)	2.145
Forfeited	(15,000)	1.650
Outstanding at December 31, 2017	2,625,000	1.650
Granted	2,572,584	0.537
Vested	(2,068,586)	0.872
Forfeited	(71,250)	1.650
Cancelled	(1,262,250)	1.650
Outstanding at December 31, 2018	1,795,498	0.951
Granted	—	—
Vested	(693,362)	0.885
Forfeited	—	—
Cancelled	—	—
Outstanding at December 31, 2019	1,102,136	0.993

The total fair value of shares vested during nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019 was USD 148,500, USD 2,591,875 and USD 461,309 respectively.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019, the Company withheld 11,252, 93,496 and 28,456 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019 is allocated to the following expense items:

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Cost of revenues	—	—	—
Research and development	516,339	240,441	367,313
Sales and marketing	258,170	96,058	—
General and administrative	2,908,303	7,119,658	4,028,134
Total share-based compensation expense	3,682,812	7,456,157	4,395,447

As of December 31, 2019, RMB 2,077,009 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 2.17 years.

(19)	COMMON SHARES

On December 18, 2019, the Company entered into a subscription agreement with CL-TCC, a company focusing on investments in culture and education industry, in connection with a private placement for the Company’s common shares. ACG completed this private placement with CL-TCC on December 24, 2019, under which it issued 5,662,634 common shares of the Company for gross proceeds of approximately $10.0 million. As of December 31, 2019, ACG has received cash consideration of $8.8 million (RMB 61.7 million) in accordance with payment term of the subscription agreement. The rest of the proceeds of $1.2 million (RMB 8.5 million) was received on April 10, 2020.

(20)	CASH DIVIDENDS

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

(21)	STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of December 31, 2018 and December 31, 2019, the PRC consolidated entities had accumulated balances of statutory reserve of RMB 25,557,266 and RMB 25,671,341, respectively, which is restricted for distribution to the Company.

(22)	RELATED PARTY TRANSACTIONS

Expenses paid to a Related Company on Behalf of Huanqiuyimeng

From the Acquisition Date to December 31, 2019, Huanqiuyimeng prepaid RMB 1,038,494 to Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”), a company owned by president Jun Zhang and one of the employees, by which Shanghai Aixue paid a total amount of RMB 1,037,126 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng. As of December 31, 2019, the outstanding balance was RMB 1,368 due from Shanghai Aixue, which is unsecured, interest free and repayable on demand.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Loan Facility

In June 2018, the prior president and director of ATA Creativity Global, Jack Huang, entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital of ATA Education. The Facility is pledged by the real estate property of Gongyuan 16th floor owned by ATA Education, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Education and China Minsheng Bank Beijing Branch. Jack Huang and ATA Education also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Education and the interests of these drawdowns will be fully paid by ATA Education. ATA Education shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Education has received a total of RMB 15,000,000 drawdowns and this loan has been fully paid back on October 15, 2018. The interest expenses incurred and paid by ATA Education for the year ended December 31, 2018 was RMB 249,683. On April 12, 2019, the real estate property of Gongyuan 16th floor was released from pledge and the Facility was terminated correspondingly.

Disposal of ATA Online to entities controlled by Management

On August 16, 2018, ACG completed the ATA Online Sale Transaction, among which, 67.5% of the equity interest of ATA Online was transferred to the entity controlled by ACG’s Chairman and Chief Executive Officer Mr. Kevin Xiaofeng Ma and the companies controlled by certain management members of ATA Online. See note 1 and note 26.

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

Sublease of Jianwai SOHO office to Master Mind

ATA Education subleased Jianwai SOHO office to an equity investee, Master Mind Education Company (“Master Mind”), with a contract term from May 17, 2015 to May 16, 2020. Since June 2017, Master Mind has encountered severe cash flow and going concern issues and stopped making rent payment to the Company. In February 2018, the sublease agreement was terminated. The Company recognized a total sublease income of RMB 207,346, RMB nil and RMB nil,  for nine months ended December 31, 2017, the years ended December 31, 2018 and 2019, respectively.

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

(23)	COMMITMENTS AND CONTINGENCIES

On April 27, 2017, the Group entered into a five-year agreement with Tsinghua University, under which ACG will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million, out of which RMB 20.0 million will be paid in the following two years.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The future minimum payments under the non-cancelable agreements as of December 31, 2019 are:

Required Payments Amount
RMB
Year ended December 31:
2020	10,000,000
2021	10,000,000
2022	—
2023	—
2024	—
20,000,000

(24)	OPERATING LEASES

Minimum rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Property on Operating Lease

	December 31, 2018	December 31, 2019
	RMB	RMB
Building	53,049,213	53,049,213
Less: Accumulated depreciation	(16,932,130)	(18,714,584)
	36,117,083	34,334,629

For the major rental contracts terminated during the year ended December 31, 2019, future minimum rental income under non-cancelable operating lease as of December 31, 2019 is immaterial.

(25)	EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Nine months ended December 31,	Twelve months ended December 31,	Twelve months ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net earnings (loss) attributable to ATA Creativity Global	29,633,544	854,925,914	(122,253,989)
Dividends paid to participating securities	(3,749,630)	(13,249,006)	—
Redeemable non-controlling interest redemption value accretion	(3,748,639)	(6,085,542)	(6,008,491)
Net earnings (loss) available to common shareholders	22,135,275	835,591,366	(128,262,480)
Denominator:
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	45,793,127	45,796,886	50,915,710
Denominator for diluted earnings (loss) per share	45,793,127	45,796,886	50,915,710
Basic loss per common share from continuing operations	(1.72)	(1.81)	(2.62)
Diluted loss per common share from continuing operations	(1.72)	(1.81)	(2.62)
Basic earnings per common share from discontinued operations	2.20	20.06	0.10
Diluted earnings per common share from discontinued operations	2.20	20.06	0.10
Basic earnings (loss) per common share attributable to ATA Creativity Global	0.48	18.25	(2.52)
Diluted earnings (loss) per common share attributable to ATA Creativity Global	0.48	18.25	(2.52)

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019, because their effect is anti-dilutive:

	Nine months ended December 31,	Twelve months ended December 31,	Twelve months ended December 31,
	2017	2018	2019
Shares issuable under share options	2,377,067	1,142,212	402,500

(26)	DISCONTINUED OPERATIONS

On August 16, 2018, ACG completed the ATA Online Sale Transaction, among which, 17.5% of the equity interest of ATA Online was transferred directly and indirectly to two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing (the “CDH Entities”), for a consideration of USD 35.0 million, 16.5% of the equity interest of ATA Online was transferred to three holding companies controlled by certain management members of ATA Online (the “Management Entities”), for a consideration of USD 33.0 million, 15% of the equity interest of ATA Online was transferred to Zhuhai Lihonghuaying Equity Investment Partnership (Limited Partnership), a China-based entity principally engaged in private equity investments, or the LHHY Entity, for a consideration of USD 30.0 million, and 51% of the equity interest of ATA Online was transferred indirectly to New Beauty Holdings Limited, a company controlled by Kevin Xiaofeng Ma, for a consideration of USD 102.0 million.

Upon the final closing of the ATA Online Sale Transaction, a special cash dividend of approximately RMB 946.6 million was distributed on August 24, 2018.

Due to the closing of the Transaction, balance sheet items related to the disposed business lines will no longer be consolidated into ACG’s financial statements since the completion date of the Transaction. For the periods presented, the results of discontinued operations, less applicable income taxes, prior to the disposal date are reported as two separate components of income (loss) on the consolidated statements of comprehensive income (loss) as applicable: 1) Income (loss) from operations of discontinued operations, net of income taxes, and 2) gain from disposal of discontinued operations, net of income taxes.

The major classes of line items constituting operating results of discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows for the nine months ended December 31, 2017, the year ended December 31, 2018 and the year ended December 31, 2019. The gain from disposal of discontinued operations, net of income taxes, recorded for the year ended December 31, 2019, was to account for the reimbursement of legal and consulting expenses from the buyer in relation to the sale of ATA Online business.

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	484,873,277	194,939,146	—
Cost of revenues	255,263,889	116,432,436	—
Operating expenses	101,413,368	104,587,110	—
Other income (loss)	3,962,257	6,929,814	—
Income (loss) from operations of discontinued operations, before income taxes	132,158,277	(19,150,586)	—
Income tax expense (benefit)	31,517,344	(199,617)	—
Income (loss) from operations of discontinued operations, net of income taxes	100,640,933	(18,950,969)	—
Gain from disposal of discontinued operations, net of income taxes	—	937,605,948	4,894,197
Income from discontinued operations, net of income taxes	100,640,933	918,654,979	4,894,197
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(352,101)	(10,608)	—
Net Income from discontinued operations attributable to ATA Creativity Global	100,993,034	918,665,587	4,894,197

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

The condensed cash flows of the discontinued operations were as follows for the nine months ended December 31, 2017, and the years ended December 31, 2018 and 2019.

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	133,225,150	(25,108,520)	4,894,197
Net cash used in investing activities	(22,052,885)	(8,666,299)	—
Net cash used in financing activities	(93,811,830)	(21,098,633)	—

(27)	SUBSEQUENT EVENTS

Coronavirus Impact

Due to the outbreak and global spreading of the Coronavirus (“COVID-19”) since January 2020, the Group’s sales have been and expected to continue being negatively impacted primarily due to the restrictions on international travels and temporary closures of overseas schools for safety considerations.

In particular, substantially all of the Company’s training centers were closed since the Spring Festival Holiday and certain restrictions were imposed for full re-opening as of the annual report date. Students with any on-campus training have been given the option to take their classes online since the COVID-19 outbreak, although some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on the Company’s net revenues to be recognized from portfolio training services. Enrollment from offline training centers have also been adversely affected due to temporary closure of training centers. The Group is relying primarily on online sales channels and referrals to recruit new customers during this time and expects to resume enrolling students from offline training centers once the COVID-19 is under control. In addition, the educational travel services are materially affected by delays and cancellations of tours due to COVID-19.

The Group will continue to monitor the situation and act upon proactively. Given the uncertainty and dynamic nature of these circumstances, resulting in reduced enrollment for various services, the related financial impact cannot be reasonably estimated at this time but a material adverse impact is expected on the Company’s results of operations, cash flows and financial position for 2020.

Legal Proceedings

In March 2020, two of the Company’s shareholders, Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”) filed separate lawsuits with the Beijing Intermediate Court against the Company and Mr. Kevin Xiaofeng Ma, the chairman and chief executive officer of the Company relating to ATA Online Sale Transaction. The lawsuits claim that the board of the directors of the Company did not have the right to approve ATA Online Sale Transaction, because the approval by unrelated shareholders is required, and that the ATA Online Business was worth more than the total consideration of US$200.0 million. As a result, the sale has resulted in loss to the plaintiffs.

The plaintiffs requested the overturn of all board resolutions of the Company regarding ATA Online Sale Transaction, Mr. Kevin Xiaofeng Ma to compensate RMB 95.0 million and RMB 5.0 million, respectively for the loss incurred by Alpha and Dynamic as a result of ATA Online Sale Transaction, and the Company and Mr. Kevin Xiaofeng Ma jointly bear the attorney’s fees of RMB 1.5 million and RMB 0.5 million respectively for Alpha and Dynamic, and other litigation costs incurred.

In addition, Alpha and Dynamic jointly filed a lawsuit with Ningbo Intermediate Court against Mr. Kevin Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, a director of the Company, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with ATA Online Sale Transaction, and listed the Company and ATA Online as interested third parties. The plaintiffs requested the overturn of all related party transactions between the defendants and the Company relating to ATA Online Sale Transaction, and Mr. Kevin Xiaofeng Ma, the entities controlled by management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. to return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, as the case may be, and all defendants and the Company to jointly bear the attorney’s fees of the plaintiffs in the amount of RMB 15.0 million and other litigation cost.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

As of the annual report date, the Company has filed an application for jurisdiction objection with the Beijing Intermediate Court for the lawsuits. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, the Company believes that the plaintiffs’ claims lack merits and shall defend itself against those allegations. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2019 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

(28)	ATA CREATIVITY GLOBAL (“PARENT COMPANY”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Cash and cash equivalents	15,396,381	77,996,136	11,203,444
Prepaid expenses and other current assets	3,104	13,154	1,888
Subscription receivable	—	8,530,931	1,225,392
Loan receivable, net	14,532,685	4,126,502	592,735
Investments in subsidiaries	247,870,563	213,391,690	30,651,798
Total assets	277,802,733	304,058,413	43,675,257
Accrued expenses and other current liabilities	1,985,894	3,918,340	562,834
Total liabilities	1,985,894	3,918,340	562,834
Common shares	3,534,871	4,692,312	674,008
Treasury shares	(27,737,073)	(27,737,073)	(3,984,181)
Additional paid in capital	410,195,990	560,814,066	80,555,900
Accumulated other comprehensive loss	(38,288,364)	(37,478,167)	(5,383,402)
Accumulated deficit	(71,888,585)	(200,151,065)	(28,749,902)
Total shareholders’ equity	275,816,839	300,140,073	43,112,423
Total liabilities and shareholders’ equity	277,802,733	304,058,413	43,675,257

Condensed Statements of Comprehensive Income (Loss)

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Operating expenses	(14,273,099)	(4,963,891)	(6,928,823)	(995,263)
Provision for loan receivable	—	—	(11,843,167)	(1,701,164)
Investment income (loss)	40,802,611	852,782,280	(110,881,674)	(15,927,156)
Interest expense	(52,074)	(446)	—	—
Interest income	15,394	1,306,567	1,391,183	199,831
Foreign currency exchange gains (losses), net	(607,927)	(284,138)	1	—
Earnings (loss) before income taxes	25,884,905	848,840,372	(128,262,480)	(18,423,752)
Income tax expense	—	—	—	—
Net income (loss)	25,884,905	848,840,372	(128,262,480)	(18,423,752)
Other comprehensive income (loss)	(1,781,184)	(11,437,409)	810,197	116,378
Comprehensive income (loss)	24,103,721	837,402,963	(127,452,283)	(18,307,374)

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

	Nine months ended December 31	Twelve months ended December 31	Twelve months ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net cash used in operating activities	(5,003,772)	(29,996,291)	(4,797,830)	(689,165)
Cash flows from investing activities :
Cash received from subsidiaries	73,178,416	1,001,941,215	—	—
Loan lent to Beijing Biztour	—	(13,745,856)	—	—
Proceeds from disposal of discontinued operations	—	—	4,894,197	703,007
Net cash provided by investing activities	73,178,416	988,195,359	4,894,197	703,007
Cash flows from financing activities :
Private placement	—	—	61,693,192	8,861,673
Cash received for exercise of share options	—	1,433,441	—	—
Special cash dividend	(65,698,571)	(946,611,803)	—	—
Net cash used in financing activities	(65,698,571)	(945,178,362)	61,693,192	8,861,673
Effect of foreign exchange rate changes on cash	(1,173,526)	568,046	810,196	116,377
Net increase in cash	1,302,547	13,588,752	62,599,755	8,991,892
Cash at beginning of period	505,082	1,807,629	15,396,381	2,211,552
Cash at end of period	1,807,629	15,396,381	77,996,136	11,203,444