Form 20-F
period 2020-12-31
ATA Creativity Global
filed 2021-04-13
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

63,304,090 common shares

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

•

“we,” “us,” “our company,” “our,” the “Company” and “ACG” refer to ATA Creativity Global, formerly known as ATA Inc., its subsidiaries and its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries as the context requires. On August 16, 2018, we completed the sale of ATA Online (Beijing) Education Technology Co., Ltd., or ATA Online, and its subsidiaries as well as ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, which were former subsidiaries of ACG incorporated under the laws of China and holding companies of ATA Online (collectively referred to as the “ATA Online Business”). After the completion of such sale of the ATA Online Business, ACG’s subsidiaries no longer include ATA Online and its direct shareholding companies, ATA Learning and Zhongxiao Zhixing. In 2019, we completed the acquisition of 100% equity interests in Beijing Huanqiuyimeng Education Consultation Corp. (“HQYM”), or Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study (the “Huanqiuyimeng Acquisition”). After the completion of the Huanqiuyimeng Acquisition, ACG’s subsidiaries also include Huanqiuyimeng and its subsidiaries.

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

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2019 and 2020 and for each of the years in the three-year period ended December 31, 2020, and the related notes. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Global Market under the symbol “AACG”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;
•	our future prospects and market acceptance of our products and services;
•	our future business development and results of operations;
•	our plans for mergers and acquisitions;
•	the impact of the sale of the ATA Online Business;
•	the impact of the Huanqiuyimeng Acquisition;
•	projected revenues, profits, earnings and other estimated financial information;
•	our plans to expand and enhance our products and services;
•	the potential market size and growth of our products and services;
•	competition in the market for our products and services;
•	Chinese laws, regulations and policies, including those applicable to the education industry, internet content providers and foreign exchange;
•	the impact of the political tensions between the United States and China;
•	the impact of the outbreak and continuing spread of the coronavirus disease (“COVID-19”) and other pandemic or natural disaster; and
•	assumptions underlying or related to any of the foregoing.

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

Selected Consolidated Financial Data

We changed our fiscal year end from March 31 to December 31 in June 2017. The following selected consolidated statements of comprehensive income (loss) data (other than ADS data) for the fiscal years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheets data as of December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such consolidated financial statements and related notes. The selected consolidated statement of comprehensive income (loss) data for the fiscal year ended March 31, 2017, the nine months ended December 31, 2017, and the selected consolidated balance sheet data (other than ADS data) as of March 31, 2017, December 31, 2017 and December 31, 2018 have been derived from our audited consolidated financial statements for the fiscal year ended March 31, 2017, the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018, which are not included in this annual report. The unaudited financial data for the nine months ended December 31, 2016 and the twelve months ended December 31, 2017 are presented solely for the purpose of providing meaningful comparisons with the nine months ended December 31, 2017 and the fiscal year ended December 31, 2018, respectively.

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

	For the Fiscal Year Ended March 31,	For the Nine Months Ended December 31,		For the Twelve Months Ended December 31,	For the Fiscal Year Ended December 31,
	2017	2016	2017	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
		(Unaudited)		(Unaudited)
	(In thousands, except for per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Net revenues	8,831	6,628	5,186	7,389	1,339	97,770	162,168	24,853
Gross profit (loss)	4,424	3,392	1,400	2,432	(2,912)	35,856	63,647	9,754
Total operating expenses	61,228	47,212	60,088	74,104	68,672	154,216	171,455	26,277
Other operating income, net	—	—	—	—	3,793	588	330	50
Loss from continuing operations	(56,804)	(43,820)	(58,688)	(71,672)	(67,791)	(117,772)	(107,478)	(16,472)
Impairment loss of long-term investments	—	—	(15,217)	(15,217)	(6,381)	(26,815)	(1,726)	(265)
Change in fair value of long-term investment	—	—	—	—	2,750	—	—	—
Income tax expense (benefit)	1,518	—	(2,109)	(591)	—	(7,150)	(10,268)	(1,574)
Loss from continuing operations, net of income taxes	(59,741)	(45,036)	(72,804)	(87,509)	(68,053)	(134,112)	(100,585)	(15,415)
Discontinued operations:
Income (loss) from operations of discontinued operations, net of income taxes	49,772	88,980	100,641	61,433	(18,951)	—	—	—
Gain from disposal of discontinued operations, net of income taxes	—	—	—	—	937,606	4,894	—	—
Income from discontinued operations, net of income taxes	49,772	88,980	100,641	61,433	918,655	4,894	—	—
Net income (loss)	(9,969)	43,944	27,837	(26,076)	850,602	(129,218)	(100,585)	(15,415)
Net loss attributable to redeemable non-controlling interests from continuing operations	—	—	(1,445)	(1,445)	(3,181)	(2,821)	(2,583)	(396)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	—	—	—	(1,132)	(4,143)	(5,804)	(890)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(253)	(34)	(352)	(571)	(11)	—	—	—
Net income (loss) attributable to ATA Creativity Global	(9,716)	43,978	29,634	(24,060)	854,926	(122,254)	(92,198)	(14,129)
Net loss from continuing operations attributable to ATA Creativity Global	(59,741)	(45,036)	(71,359)	(86,064)	(63,740)	(127,148)	(92,198)	(14,129)
Net income from discontinued operations attributable to ATA Creativity Global	50,025	89,014	100,993	62,004	918,666	4,894	—	—
Basic and diluted earnings (losses) per common share attributable to ATA Creativity Global	(0.21)	0.96	0.48	(0.69)	18.25	(2.52)	(1.57)	(0.24)
Basic and diluted earnings (losses) per ADS(1) attributable to ATA Creativity Global	(0.42)	1.92	0.96	(1.38)	36.50	(5.04)	(3.14)	(0.48)
Basic and diluted losses from continuing operations per common share attributable to ATA Creativity Global	(1.31)	(0.98)	(1.72)	(2.04)	(1.81)	(2.62)	(1.57)	(0.24)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Creativity Global	1.10	1.94	2.20	1.35	20.06	0.10	—	—
Basic and diluted loss from continuing operations per ADS(1) attributable to ATA Creativity Global	(2.62)	(1.96)	(3.44)	(4.08)	(3.62)	(5.24)	(3.14)	(0.48)
Basic and diluted earnings from discontinued operations per ADS(1) attributable to ATA Creativity Global	2.20	3.88	4.40	2.70	40.12	0.20	—	—
Dividends declared per common share	—	—	1.334	1.334	20.384	—	—	—
Weighted average common shares outstanding
Basic	45,772,916	45,769,707	45,793,127	45,790,562	45,796,886	50,915,710	62,660,037
Diluted	45,772,916	45,769,707	45,793,127	45,790,562	45,796,886	50,915,710	62,660,037

(1)	Each ADS represents two common shares.

	As of March 31,	As of December 31,
	2017	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	37,196	53,478	190,586	154,198	112,723	17,276
Current assets of discontinued operations	245,103	310,014	—	—	—	—
Total current assets	295,945	366,816	213,395	183,560	120,940	18,535
Long-term investments	81,051	70,022	66,391	45,726	44,000	6,743
Intangible assets, net	3,968	5,746	17,123	135,600	110,586	16,948
Goodwill	—	—	—	200,479	194,755	29,848
Right-of-use assets	—	—	—	40,786	41,779	6,403
Other non-current assets	34,443	4,004	800	16,403	22,950	3,517
Non-current assets of discontinued operations	59,771	79,551	—	—	—	—
Total assets	519,840	568,442	335,139	676,090	575,621	88,218
Accrued expenses and other payables	50,681	28,019	18,112	47,747	47,020	7,206
Lease liabilities-current	—	—	—	20,556	16,972	2,601
Deferred revenues	1,418	2,026	1,634	171,880	199,448	30,567
Current liabilities of discontinued operations	47,482	111,721	—	—	—	—
Total current liabilities	103,030	141,766	19,746	264,816	274,884	42,128
Non-current liabilities of discontinued operations	1,732	25,299	—	—	—	—
Lease liabilities-non-current	—	—	—	12,500	24,006	3,679
Total liabilities	127,383	167,065	19,746	325,558	327,875	50,249
Mezzanine equity-redeemable non-controlling interests	—	36,304	39,209	44,896	48,498	7,433
Common shares	3,534	3,535	3,535	4,692	4,717	723
Retained earnings (accumulated deficits)	38,019	25,885	(71,889)	(200,151)	(298,534)	(45,752)
Total shareholders’ equity attributable to ATA Creativity Global	391,377	364,730	275,817	300,140	198,405	30,407
Total shareholders’ equity	392,457	365,073	276,184	305,635	199,248	30,536

Exchange Rate Information

We conduct our business primarily in China and majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.5250 to US$1.00, which was the noon buying rate in effect as of December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs may expose you to a number of risks, including risks relating to our business, risks relating to doing business in the People’s Republic of China, risks relating to our corporate structure and risks relating to our ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report which contains a more thorough description of risks relating to investing in us.

Risks Relating to Our Business

•	we may not be able to generate sufficient net income from our business operations to sustain our continued expansion.
•	failure to develop or market our new businesses could impact our competitive position.
•	if market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, we may experience a decrease in revenues.
•	if we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline.
•	if we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality.
•	if we fail to build, maintain and enhance the value of our brand, our business may not grow.
•

if we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

•	any deterioration in our relationships with overseas schools and institutions may adversely affect our business.
•

terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts may discourage more students from studying outside of China, which could cause declines in the student enrollment for our courses.

•	we depend on our senior management team and other key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.
•

the audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

•

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

•	the discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.
•

our training centers may be characterized as private schools and thus be required to obtain private school operating permits, and failure to obtain such permits may materially and adversely affect our business operations.

•

China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance.

•	the Chinese legal system has inherent uncertainties that could limit the legal protections available to you and us.
•	fluctuations in exchange rates could result in foreign currency exchange losses.
•

our ability to provide our creative arts related international educational services may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

•

the outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.

•	refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

•

if the PRC government deems our contractual arrangements relating to our variable interest entity do not comply with PRC regulatory restrictions, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	any failure by ATA Intelligent Learning or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
•	the shareholders of ATA Intelligent Learning may have potential conflicts of interest with us.
•	contractual arrangements relating to ATA Intelligent Learning may be subject to scrutiny by the PRC tax authorities.

Risks Relating to Our ADSs

•

our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.

•

we may fail to comply with Nasdaq’s minimum bid price requirement or any other listing requirements, although we have regained compliance with Nasdaq listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

•	the sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
•	the voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the ADRs, and the procedures established by the depositary.
•

we are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.

•	certain judgments obtained against us by our shareholders may not be enforceable.
•	we have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online.

Risks Relating to Our Business

Historically, we were dependent on revenues from the ATA Online Business; after the completion of our sale of the ATA Online Business and the Huanqiuyimeng Acquisition, we may not be able to generate sufficient net income from our business operations to sustain our continued expansion.

The ATA Online Business historically represented the principal source of revenues and profit for the Company. On August 16, 2018, we completed the sale of the ATA Online Business which was consequently reclassified as discontinued operations. In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study. After the Huanqiuyimeng Acquisition, our business operations primarily include portfolio training services, research-based learning services (named as “educational travel services” in the annual report of the year ended December 31, 2019. We have revised the description of this service line because we have broadened the scope of this service by developing certain new online courses and art-themed programs in response to the COVID-19 outbreak), overseas study counselling services, other educational services, K-12 education assessment and other services. Given that we have only a short operating history for portfolio training services, research-based learning services, overseas study counselling services and other educational services after the acquisition, we cannot assure you that we will be able to generate sufficient net income from our business operations to sustain our continued operations and expansion.

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

Our operating results in the future will depend on our ability to develop our new businesses, including our creative arts related international education services and other services, and bring those services to the market. This ability could be adversely affected by difficulties or delays in product development and marketing such as greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of our new products and services. There can be no assurance that any of the products and services we are currently developing or marketing, or begin to develop or market in the future, will achieve substantial commercial success. If we fail to develop or market our new businesses in the way or on the timeline as we expect, or at all, our growth and financial results will be adversely impacted.

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

Only around 12% of our teachers are our full-time employees, and the rest are academics from universities and colleges or designers of private studios within their respective specializations who typically work for us on a part-time basis. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

If we fail to build, maintain and enhance the value of our brand, our business may not grow and our financial results may be adversely impacted.

We believe that market awareness of our “ACG” brand is important to the success of our creative arts related international education businesses, and that maintaining and enhancing the value of our brand is critical to increasing our competitive advantage. Our brand promotion initiatives primarily include cooperating with overseas study counselling agents, language test preparation institutions and other similar sales channels to enhance our brand awareness among students of such sales channels, advertising our brand on the mainstream online search engines and social media platforms, participating in educational seminars, art workshops and on-campus events to give free speeches and lectures in order to introduce and promote our brand name, and periodically participating in and hosting educational expositions and other community events to distribute information brochures and promote our brand name.

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

We have established 22 training centers in China as of April 6, 2021. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations, especially amid COVID-19. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Many factors may affect our gross and net margins. For example, in the portfolio training industry, offline one-on-one classes and small-sized classes are the most prevalent types of class format. Currently, the vast majority of our portfolio training courses are delivered through offline one-on-one classes, while only a small amount of our portfolio training courses is delivered through small-sized classes, generally with three to five students in each class or through online platform. Although our offline one-on-one classes are profitable, they are marginally less profitable on average than small-sized classes and online classes. Currently, we are concentrating on developing and expanding our small-sized class model and online–merge–offline model and reducing the cost of our offline one-on-one classes. If we fail to do so, we may not be able to effectively improve our margins, which may adversely affect our business and operating results.

If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Although offline courses are still important and prevalent in the portfolio training industry, the market need for online courses is growing rapidly, especially amid COVID-19, primarily because online courses enable students to take classes from highly skilled teachers who live in other cities. Currently, only a very limited amount of our portfolio training courses is delivered through online courses and we have limited experience with generating revenues from online courses. Ongoing development and expansion of our online courses and related technology may entail significant expense and technical risks. We may fail to use new technologies effectively or adapt our online courses and related technology on a timely and cost-effective basis. If the development and expansion of our online courses and the related technology are delayed, result in system interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

Any deterioration in our relationships with overseas schools and institutions may adversely affect our business.

We have business collaborations with various overseas schools and institutions to provide education resources for our creative arts related international educational programs. We derive direct benefits from these relationships, such as the ability to provide more professional and effective overseas study counselling services, deliver our portfolio training programs abroad in cooperation with local art training institutions, offer more diverse programs and courses, such as our summer and winter camps for our research-based learning programs, and charge a premium for the services we offer with these overseas schools and institutions. We also derive indirect benefits from these relationships, including the enhancement of our brand and reputation and exposure to international education methods and experiences.

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

Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, the referendum on Brexit in June 2016, and the ongoing global coronavirus outbreak, could have an adverse effect on our portfolio training services, research-based learning services, overseas study counselling services and other educational services. Such events may discourage students from studying in the United States, the United Kingdom and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollment for our portfolio training services, research-based learning services, overseas study counselling services and other educational services and could have an adverse effect on our overall business and results of operations.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our offices and training centers are mainly located on leased premises. The lease terms generally range from one to five years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rents, failure to pass fire inspection or to comply with the relevant fire safety regulations in certain locations and the early termination of lease agreements. Our lease agreements are governed by applicable PRC laws and regulations and may be subject to fines ranging from RMB 1,000 to RMB 10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of a lease agreement, in practice.

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

As part of our business strategy, we previously made strategic investments and acquisitions in complementary businesses. For example, we have made some equity investments in the past and most of them have been fully impaired. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies. In the fiscal years ended December 31, 2018 and 2019, we recorded impairment losses of RMB 6.4 million and RMB 5.9 million, respectively, related to our investment in Beijing GlobalWisdom Information Technology Co., Ltd. (“GlobalWisdom”) as GlobalWisdom failed to meet the expected milestones and operational forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows in the respective periods. In the fiscal year ended December 31, 2019, we recorded an impairment loss of RMB 20.9 million related to our investment in ApplySquare Education & Technology Co., Ltd. (“ApplySquare”) as ApplySquare failed to meet the expected milestones and operational forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows. Due to the severe shortage of working capital and negative market impact on business of ApplySquare in 2020, we recognized an impairment loss of RMB 1.6 million to reduce the investment to zero as of December 31, 2020.

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

There are other risks associated with acquisitions, including:

•	unforeseen or hidden liabilities, including exposure to legal proceedings, associated with acquired companies;
•	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;
•	integration of the management of the acquired business into our own;

•	potential impairment losses or amortization expenses relating to goodwill and intangible assets arising from any such acquisitions, which may materially reduce our net income or result in a net loss;
•	potential conflicts with our existing employees as a result of our integration of newly acquired companies;
•	possible contravention of Chinese regulations applicable to such acquisitions; and
•	possible disputes associated with terminated and failed acquisitions.

Furthermore, raising equity capital to finance acquisitions or investments could cause earnings or ownership dilution to your shareholding interests, which in turn could result in losses to you. Any one or a combination of the above risks could interrupt our business operations and adversely affect our results of operations.

Because we do not have any business liability, disruption or litigation insurance coverage for our operations in China and have limited insurance coverage with respect to our research-based learning services, any business disruption or litigation we experience might result in our incurring substantial costs and diverting significant resources to handle such disruption or litigation.

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

We could be held liable for accidents that occur at indoor or outdoor facilities where we organize our research-based learning programs and temporary housing facilities that we lease for our students from time to time. In the event of on-site food poisoning, personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for any injuries. We are exposed to various risks associated with our research-based learning business and operations, and we have limited insurance coverage. Any successful liability claims against us due to injuries suffered by our students or other people during our research-based learning programs could adversely affect our reputation and our financial results. Even if unsuccessful, such claims could cause unfavorable publicity, require substantial cost to defend and divert the time and attention of our management.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has also been evolving rapidly in recent years. In July 2013, the China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. Under the New National Security Law, we are obligated to safeguard national security by, for example, providing evidence related to activities endangering national security, providing assistance for national security work and providing necessary support for national security institutions, public security institutions and military institutions. As such, we may have to provide data to PRC government authorities and military institutions to ensure compliance with the New National Security Law. Complying with such regulations could cause us to incur substantial costs, require us to change our data practices in a manner adverse to our business, or even subject us to negative publicity which could harm our reputation with users and negatively affect our business operations and the trading price of our ADSs. In addition, in November 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect networks from unauthorized interference, damage and unauthorized access to prevent data from being divulged, stolen or tampered with. Since 2019, the Cyberspace Administration of China and other relevant authorities further issued detailed implementation rules and measures to refine these information security and privacy protection related regulations.

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

Our future success is dependent upon the continued services of our senior management team and other key personnel, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on Mr. Xiaofeng Ma, our chairman and chief executive officer, and Mr. Jun Zhang, our president, for their business vision, management skills, technical expertise, experience in the education industry and working relationships with many of our business partners, shareholders and other participants in the education industry. If one or more of our senior management team members or other key personnel, and in particular, Mr. Xiaofeng Ma or Mr. Jun Zhang, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. In addition, if any member of our senior management team or any of our other key personnel joins a competitor of us or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our senior management team members and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior management team members or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of the PRC legal system.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the changes in China’s consumer price index was 2.1%, 2.9% and 2.5% in the years 2018, 2019 and 2020. China’s overall economy and the average wage in China are expected to continue to grow. As a result, the average wage level for our employees and part-time teachers has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected. The outbreak of COVID-19 may have a material adverse impact on the general economic outlook, economic growth and business sentiment (see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”), and may in turn influence the labor cost. Additionally, certain restrictive measures, including quarantining policies and travel restrictions, implemented by China and other countries in response to the outbreak of COVID-19 may impose obstacles for us to recruit teachers and operational staff suitable for our business, and may in turn influence our labor cost. Such influence, if any, however, remains unclear as of the date of this annual report.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2020, we identified one material weakness in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We failed to properly address complex accounting issues and related disclosures in accordance with U.S. GAAP, which was caused by our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP to operate relevant key controls over the financial reporting process. We have implemented a number of measures to address the material weakness that has been identified. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate this material weakness or any other material weakness in our internal control over financial reporting in the future. If we fail to maintain effective internal control over financial reporting in our existing or newly acquired businesses, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “Non-Cooperating Jurisdictions” (NCJs), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

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

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. The HFCAA was signed into law by the president of the United States on December 18, 2020. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could increase uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of PRC-based companies listed in the U.S.

Recent litigation and negative publicity surrounding China-based companies listed in the United States.

The ADSs prices of the companies that are listed in the United States with their business located in China have been negatively impacted by the recent litigation and negative publicity. Recently, there have been some media reports of discussions within the U.S. government about potentially limiting or restricting PRC-based companies’ access to U.S. capital markets. The SEC and the PCAOB issued a joint statement reiterating the disclosure, financial reporting and other risks involved in the investments in companies headquartered in emerging markets, and the related limited remedies on April 21, 2020. In addition, after reviewing corporate governance practices, related party transactions, sales practices and financial statements of China-based companies, several equity-based research organizations have recently issued reports on these companies, which have led to special investigations and listing suspensions on U.S. national exchanges. If we become the subject of any similar scrutiny, it could lead to a decline in the market price of our ADSs, divert management resources and effort, increase expenses to defend ourselves against rumors, and increase the premiums we pay for director and officer insurance, regardless of its lack of merit.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2020. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including regulations that were promulgated in July 2019 and became effective in January 2021, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

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

We have adopted a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2020, our Chinese subsidiaries allocated RMB 25.7 million ($3.9 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

In December 2008, ATA Education Technology (Beijing) Limited, or ATA Education (formerly known as ATA Testing Authority (Beijing) Limited, or ATA Testing) obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificate in 2011, 2014, and 2017 for another three years, respectively. As a result, ATA Education was entitled to a preferential income tax rate of 15% for calendar years 2008 through 2019. In December 2020, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022. In December 2009, Muhua Shangce Learning Data & Technology (Beijing) Limited, or Muhua Shangce, formerly known as ATA Learning Data & Technology (Beijing) Limited, or ATA Data, and Beijing Jindixin Software Technology Limited, or Beijing JDX, obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2009 and renewed the certificate in 2012, 2015, and 2018 for another three years, respectively. As a result, Muhua Shangce was entitled to a preferential income tax rate of 15% for calendar years 2009 through 2020. Muhua Shangce is in the process of renewing its HNTE certificate. In the event Muhua Shangce is unable to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25% after 2020. In the event ATA Education and Muhua Shangce are unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew their HNTE certificates, they will be subject to the standard statutory enterprise income tax rate of 25%. We cannot assure you that ATA Education and Muhua Shangce will continue to qualify as HNTEs after the expiration of their HNTE certificates, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

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

Currently, a majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign entities like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign entities like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.

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

In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular No. 16, which removed certain restrictions previously provided under several SAFE circulars, including the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, in respect of conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and the use of such RMB capital. However, SAFE Circular No. 16 continues to prohibit a foreign-invested enterprise from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List). However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

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

Our significant shareholder, Mr. Xiaofeng Ma, has previously completed his registration with SAFE and is in the process of updating his registration, and we have urged our other Chinese resident shareholders, including our president Mr. Jun Zhang, to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Unlike common law systems, the Chinese legal system is based on written statutes and decided legal cases have little precedential value. Since 1979, the Chinese government has promulgated a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Each of our Chinese operating subsidiaries, ATA Education and Huanqiuyimeng, is a foreign investment enterprise, which is an enterprise incorporated in China and wholly or partially owned by foreign investors, and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly or partially foreign-owned enterprises in particular. Relevant Chinese laws, regulations and legal requirements may change frequently, and their interpretation and enforcement involve uncertainties. In addition, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our contracts and intellectual property rights, could materially and adversely affect our business and operations. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. For example, on March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, effective from January 1, 2020 and replacing the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. As it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to comply with the Foreign Investment Law and relevant rules could result in material and adverse effects on us. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council of the People's Republic of China, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to be promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in China and, if so, how our contractual arrangements will be dealt with. In addition, if future laws, administrative regulations or provisions to be prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations. Additionally, on December 12, 2019, State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020. Substantial uncertainties exist with respect to how the relevant government authorities will interpret and implement such rules in practice, which may incur additional costs for us to comply with such rules.

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

Because majority of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in exchange rate will also affect the relative value of any dividends we issue that are exchanged into U.S. dollars and the earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. It is difficult to predict how economic conditions, or PRC or U.S. government policy, in particular, the outbreak of trade war between PRC and U.S. and the imposition of additional tariffs on goods sold to each other beginning in 2018, may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our ability to provide our creative arts related international educational services may be subject to significant limitations or may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are the Law for Promoting Private Education (as amended by the Standing Committee of the National People’s Congress December 29, 2018), or the Amended Private Education Law, which replaced the Law for Promoting Private Education (2016), and the Implementation Rules for the Law for Promoting Private Education (2004), or the Implementation Rules (2004), the amendment to which is currently under review by the State Council. The implementation of the Amended Private Education Law is still in a transition period pending the promulgation of the amendment to the Implementation Rules (2004) and the adoption of local regulations by each province in China. Thus, the private education service providers in China, including us, are now in a transition period for re-registration according to the Amended Private Education Law and its Implementation Rules and other relevant regulations.

On August 10, 2018, the Ministry of Justice published for public comment a draft of the amended Implementation Rules for the Law for Promoting Private Education, or the Draft Amended Implementation Rules, which has been submitted by the Ministry of Education to the State Council for approval. As of the date of this annual report, the Draft Amended Implementation Rules are still pending for approval. If these rules are signed into law, they would have several impacts on our existing business. For example, the Draft Amended Implementation Rules require private schools providing online diploma-awarding education to hold both a private school operating permit and the relevant internet operating permits. Private educational institutions providing any online training and education services, or technology companies providing any online platform or system supporting such online training and educations, would need to obtain the relevant internet operation permits and file with the government’s education department or the government’s human resources and social security department at provincial level, and would need to review and record the identities of entities or individuals who apply for access to their online platforms. We provide some of our portfolio training services online but none of them are diploma-awarding and our online courses are delivered through a third-party online platform provider. We have obtained a license for internet information services, or an ICP license, for ATA Intelligent Learning in 2020, but we have not obtained an ICP license for HQYM which delivers some of our courses online. If the Draft Amended Implementation Rules are signed into law, we might be deemed to be “providing online training and education services” even though our online courses are delivered through a third-party online platform provider and hence required to obtain an ICP license. Without such license, our online programs might be suspended, which may materially and adversely affect our business, financial condition and results of operations. It is unclear at the current stage whether further licenses would be required if the Draft Amended Implementation Rules are signed into law.

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

On August 17, 2020, the MOE, and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, and the regulation of private education fees has been strengthened. It is stipulated that private schools must publicize the itemized fees and standards at a prominent location in the school and indicate the itemized fees and standards in the admissions brochure and admission notice. Accordingly, students have the right not to make the payment of the fees, if the fees should be publicized are not publicized, or the content of the publicity fail to comply with the relevant policies. In addition, it is further emphasized that sponsors of non-profit schools shall not transfer proceeds generated from operating such schools by way of related party transactions that fail to meet the requirements of being open, fair or just, and other service fees charged to our students must be charged based on a reasonable basis and voluntary and non-profit principles. As regards, our operations may be adversely affected if the regulatory authority deems otherwise.

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

Additionally, in late 2019, there has been an outbreak of respiratory disease caused by COVID-19, which has expanded widely within China and globally. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. The outbreak of COVID-19 has adversely affected our business operations in certain aspects. For example, after the outbreak of COVID-19, our training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After COVID-19 was gradually under control and following the directives of local governments, most of our training centers had progressively resumed operation by June 2020. As a response to the situation, we have implemented certain practical plans, including converting some of our offline courses to online courses and delivering them to students through third-party platforms since February 2020.

However, as the COVID-19 continues to pose a serious public health threat to countries and territories all over the world as of the date of this annual report, a number of countries and territories have implemented quarantining policies and travel restrictions from and to seriously affected cities or areas. Those measures, though temporary in nature, may continue and increase depending on developments in the coronavirus outbreak. Although our students with any on-campus training have been given the option to take their classes online since the COVID-19 outbreak, some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on our revenues to be recognized from portfolio training services. Enrollment from offline training centers have also been adversely affected due to the aforementioned temporary closure of training centers mainly for the first half of the year.  In addition, our ability to deliver our services, particularly our overseas related travel services, was adversely impacted and the losses for cancellation of pre-determined tours was increased. Some students have delayed or cancelled their overseas study or travel plans due to these restrictive measures or safety considerations, and thus the demand for our services, especially demand for our overseas related travel services and overseas study counselling services was decreased, which has adversely affected our business, financial performance and results of operations. In addition, due to limited offline sales and marketing activities and less referrals from overseas study agents since the outbreak of COVID-19, we have to rely more on internal referrals, search engine marketing and other online marketing, which has to some extent increased our online marketing costs mainly for the first half of the year.

We have adopted a written policy to guide our employees in response to the outbreak of COVID-19 in January 2020. We are uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and the prolonged adverse effects of COVID-19 and any other adverse public health developments may result in the possibility of the closure of our training centers or our offices again while we remain obligated to pay rent and other expenses for these facilities, the quarantining of infected or potentially infected students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of our operations, or the cancellation or deferments of student enrollment to avoid the spread of disease. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates without being effectively controlled in the future, our business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities which may restrict our operations in China and abroad.

Our business, financial performance and results of operations may be adversely affected by deterioration of the relation between China and the United States.

Recent international trade disputes, including those between the United States and China, and the uncertainty created by these disputes could seriously destabilize the global and Chinese economies, which could be detrimental to our business. Any escalation of existing trade tensions or the emergence of a trade war, or news and rumors of a potential trade war escalation, could affect consumer confidence, which could adversely affect our business, results of operations and ultimately the trading price of our ADSs.

As a result of the outbreak of COVID-19, the passage of Hong Kong national security legislation by China's National People's Congress, the imposition of sanctions by the U.S. Treasury Department on certain officials of the Hong Kong Special Administrative Region and China's central government, an executive order issued by the President of the United States in August 2020 prohibiting certain transactions with ByteDance Ltd. and Tencent Holdings Ltd. and the respective subsidiaries of these companies, and China’s Ministry of Commerce released Provisions on the Unreliable Entity List in response to United States sanctions, political tensions between the United States and China have escalated. An increase in political tensions could reduce the level of trade, investment, technology exchanges and other economic activity between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial performance and results of operations. Such tense relation may also discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could make it difficult for us to hire or retain qualified personnel and find suitable partners for our business. The regulations adopted by either government of United States or China could negatively affect certain investors’ willingness to invest in or hold our ADSs, consequently may have a negative influence on the trading price of our ADSs. If any such deliberations or policies were to materialize, there might also be material adverse effect on the stock performance of China-based companies listed in the United States.

Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Students make prepayments of course or service fees to us for most of our program offerings, for which they may request refund later. Our refund policy varies for different programs and is generally based on a number of factors, including the total length of the course or service to provide, progress of the course or service when the refund request is made, among other things. Although we have not experienced any significant refund requests for prepaid course or service fees in the past, if an increasing number of students request refunds, our cash flows, revenues and results of operations may be materially and adversely affected. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

Risks Relating to Our Corporate Structure

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

ATA Intelligent Learning is 90% owned by Mr. Xiaofeng Ma, our chairman of the board and chief executive officer, and 10% owned by Mr. Jun Zhang, our president. Mr. Ma and Mr. Zhang are PRC citizens. We entered into a series of contractual arrangements with ATA Intelligent Learning and its shareholders, which enable us to:

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

Mr. Xiaofeng Ma and Mr. Jun Zhang are the shareholders of ATA Intelligent Learning. Mr. Xiaofeng Ma is our chairman and chief executive officer, and Mr. Jun Zhang is our president. The shareholders of ATA Intelligent Learning may have potential conflicts of interest with us. These shareholders may breach, or cause ATA Intelligent Learning to breach, or refuse to renew, the existing contractual arrangements we have with them, and which would materially and adversely affect our ability to effectively control ATA Intelligent Learning, and hence enjoy substantially all the economic benefits received by ATA Intelligent Learning. For example, the shareholders may cause our agreements with ATA Intelligent Learning to not be performed or be performed in a manner adverse to us by, among other things, failing to remit payments due to us under the contractual arrangements on a timely basis. We cannot assure you that when conflicts of interest arise, either of these shareholders will act in the best interests of our company or that such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr.  Xiaofeng Ma is also the chairman of the board of directors and chief executive officer of the Company and Mr. Jun Zhang is also one of the directors and president of our Company. We rely on Mr. Ma and Mr. Zhang to abide by the laws of the Cayman Islands and China, where directors owe fiduciary duties to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of ATA Intelligent Learning, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act (2020 Revision) of the Cayman Islands, or the ES Act, a “relevant entity” carrying on a relevant activity is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is ATA Creativity Global. Based on the current interpretation of the ES Act, we believe that our company, ATA Creativity Global, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, ATA Creativity Global, is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (“the Companies Act”); and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that ATA Creativity Global will not be subject to more requirements under the ES Act. Although it is presently anticipated that the ES Act will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of such legislation on us and our operations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and business contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative, whose designation is registered and filed with the relevant local branch of the market supervision administration.

For the purpose of maintaining the security of our chops and the chops of our PRC entities, we have established internal control procedures and rules for using these chops and seals and we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and our VIE company. Even with all procedures aforementioned, we cannot guarantee that such procedures will prevent all instances of abuse or negligence. If any of our authorized personnel misuses or misappropriates the chops or seals of our PRC entities, or such chops or seals are not kept safely, stolen or otherwise used by unauthorized persons or for unauthorized purposes, it would be difficult to maintain control over the relevant entities and experience significant disruption to our business operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or our VIE company, we may need to take legal actions as well as pass new resolutions to regain control of those companies. In addition, there is a risk that we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a bona fide third party relies on the apparent authority of the representative.

Risks Relating to Our ADSs

Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2020 and December 31, 2020, our ADS prices as reported on Nasdaq ranged between a low of $0.612 and a high of $1.870. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Techniques employed by short sellers may drive down the market price of our ADSs.

Public companies listed in the United States that conduct most of their business in China have been the subject of short selling. Short selling refers to the sale of securities that the seller does not own, but rather has borrowed from a third party with the intent of buying back the same securities at a later date to pay back to the lender. The short seller expects to profit from the decline in the value of the security between the sale of the borrowed security and the purchase of the replacement security, because the short seller expects to pay less when he or she purchases than when he or she sells. In the short seller's interest in the falling price of the security, many short sellers publish, or arrange to publish, negative opinions about the issuer and its business prospects after short selling the security in order to create negative market momentum and generate profits for themselves. In the past, these attacks from short sellers have led to a market sell-off of stocks. Much of the scrutiny and negative coverage has focused on allegations of a lack of effective internal controls over financial reporting, which have resulted in financial and accounting irregularities and mistakes, inadequate corporate governance policies or failure to comply with those policies, and in many cases, allegations of fraud. As a result, many of these companies are currently conducting internal and external investigations into these allegations and have been subject to shareholder litigations and/or SEC enforcement actions in the interim.

We may be the subject of adverse allegations from short sellers in the future. Any such allegation may be accompanied by periods of instability in the market price of our ADRs. If we become the subject of any adverse allegation, whether proven to be true or not, we may need to expend significant resources to investigate the allegation and/or defend ourselves. While we will vigorously defend ourselves against any such attack by short sellers, the manner in which we bring a lawsuit against the relevant short sellers may be limited by free speech principles, applicable federal or state laws, or trade secret issues. This situation can be costly and time consuming and may divert our management’s attention from growing our business. Even if such allegations ultimately prove unfounded, the allegations against us could have a material impact on our business operations and shareholders’ equity, and the value of any investment in our ADRs could be substantially diminished.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the ADSs or stock of many companies quoted on the Nasdaq Global Market, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on the Nasdaq Global Market, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2021 was approximately 6,161,575 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 6, 2021, there were 63.4 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 2,828,290 common shares, including options to purchase an aggregate of 259,166 common shares immediately exercisable as of April 6, 2021. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

We may fail to comply with Nasdaq’s minimum bid price requirement or any other listing requirements, although we have regained compliance with Nasdaq listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On May 14, 2020, we received a notification letter (the “Notice”) from the Nasdaq Capital Market (the “Nasdaq”) advising us that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the minimum $1.00 per ADS required for continued listing under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). We were provided 180 calendar days to regain compliance with the Minimum Bid Price Rule. On July 9, 2020, we were informed by Nasdaq that we have regained compliance with the minimum bid price requirement under the Listing Rules of The Nasdaq Stock Market as a result of the closing bid price of our ordinary stock having been at $1.00 per share or greater for at least 10 consecutive business days, from June 22, 2020, to July 6, 2020.

However, it is possible that we may fail to comply with the continued listing requirement of the Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, Nasdaq may delist our shares if we cannot regain compliance timely, even though we may still trade our shares over the Over-the-Counter Bulletin Board (OTCBB) or the pink sheets system.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significant influence on us and our corporate actions by virtue of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Mr. Xiaofeng Ma, beneficially owns approximately 39.7% of our outstanding common shares as of April 6, 2021. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

In addition, as of the date of this annual report, Mr. Xiaofeng Ma owns substantial equity interest in ATA Online. Mr. Xiaofeng Ma also acts as the chairman of the board of directors of ATA Online. A potential conflict of interest may exist as the businesses of ATA Online may require the time and attention of Mr. Xiaofeng Ma and, as a result, his interest may not be well aligned with the interest of our shareholders.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our fourth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

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

When the depositary receives notice of a shareholders’ meeting from us, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote the underlying common shares. The depositary will also determine and inform you of the manner for you to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon the receipt of voting instructions of a holder of ADSs, if voting is by poll, the depositary will endeavor to vote the underlying common shares in accordance with these instructions, if voting is by show of hands, the depositary will vote the underlying common shares in accordance with these instructions received from a majority of holders of ADSs who provide voting instructions. You may not receive sufficient notice of a shareholder meeting for you to withdraw your common shares and cast your vote with respect to any proposed resolution as a holder of our common shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying common shares, will result in your having less time to consider meeting notices and materials than holders of common shares who receive such notices and materials directly from us and who vote their common shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

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

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fourth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. And as a Cayman Islands exempted company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance requirements, therefore, we may provide less protection to shareholders compared with U.S. domestic issuers.

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

We are a Cayman Islands company and majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state.

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

Three lawsuits were filed in connection with our sale of the ATA Online Business, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. All of these three lawsuits remain in their early stages and while we do not believe there are any merit to the plaintiffs’ allegations and intend to vigorously defend against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. In the event that our initial defense of the lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, either of which could harm our business. Also, as these three lawsuits remain in their early stages and the plaintiffs may revise their claims for damages related to these matters, we cannot predict the impact of these damage claims on our business or financial results.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in the same year established ATA Testing Authority (Beijing) Limited, or ATA Testing, as a wholly-owned subsidiary in China. On February 18, 2019, ATA Testing changed its company name to ATA Education Technology (Beijing) Limited, or ATA Education. In November 2001, our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. In the following year, American Testing Authority, Inc. merged into ATA BVI and ATA BVI became our holding company.

We incorporated ATA Inc. in the Cayman Islands in September 2006 as our listing vehicle. ATA Inc. became our ultimate holding company in November 2006 when it issued shares to the existing shareholders of ATA BVI in exchange for all of the outstanding shares of ATA BVI. We completed our initial public offering in 2008.

In November 2013, we completed the acquisition of the entire equity interest of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China. In connection with the listing of our testing service business on the National Equities Exchange and Quotations (also known as the New Third Board), we acquired the entire equity interest of ATA Online in May 2015. In May 2016, ATA Testing acquired from ATA Inc. the entire equity interest of Muhua Shangce Learning Data & Technology (Beijing) Limited, or Muhua Shangce. In June 2017, MOOC-CN Investment and an individual shareholder acquired a total of 20% of the equity interests in Muhua Shangce. In September 2019, MOOC-CN Investment further invested RMB 5.0 million to Muhua Shangce. Immediately following that investment, our equity interest in Muhua Shangce was reduced from 56.0% to 54.6%. In March 2018, we established a Chinese limited liability company, ATA Intelligent Learning, to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments.

On August 16, 2018, we completed the sale of our 100% equity interests in ATA Online (Beijing) Education Technology Co., Ltd., which operate computer-based testing services, online education services and other related services.  As a result of the sale of ATA Online, we no longer hold, directly or indirectly, any interest in ATA Online and its subsidiaries. As of the date of this annual report, the sale of the ATA Online Business is being challenged by our two shareholders, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study and Beijing Miusi Education Co., Ltd., a wholly owned subsidiary of Huanqiuyimeng. On September 13, 2019, we changed our company name from “ATA Inc.” to “ATA Creativity Global” in connection with the Huanqiuyimeng Acquisition. On October 17, 2019, we changed the trading symbol for our ADSs listed on the Nasdaq Global Market from “ATAI” to “AACG”.

On December 24, 2019, we completed the private issuance of 5,662,634 common shares to CL-TCC, a company focusing on investments in the cultural and education industry for an aggregate price of US$10,022,862, or US$1.77 per share (the “Private Placement”).

The following diagram illustrates our current corporate structure including our principal subsidiaries and consolidated variable interest entity. Except for ACG, which is incorporated in the Cayman Islands, ATA BVI and ACG International Group Limited, or ACGIGL, which are incorporated in the British Virgin Islands, and Xing Wei, which is incorporated in Hong Kong Special Administrative Region of the PRC, all of our principal subsidiaries and variable interest entity are incorporated in Mainland China.

Notes:

(1)

Huanqiuyimeng is mainly engaged in providing portfolio training, overseas study counselling and other educational services, among which, portfolio training and overseas study counselling services are delivered through its 19 branches that operate 19 training centers around China.

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

(3)	Beijing Miusi Education Co., Ltd. is mainly engaged in providing research-based learning service programs.
(4)

The nominee shareholders of ATA Intelligent Learning changed from Mr. Xiaofeng Ma (holding 90% equity interests) and Mr. Haichang Xiong (holding 10% equity interests) to Mr. Xiaofeng Ma (holding 90% equity interests) and Mr. Jun Zhang (holding 10% equity interests), the president and a director of the Company, in August 2020. Mr. Haichang Xiong and Mr. Jun Zhang entered into a series of agreements to effect such change, the details of which are described under “Item 4. Information on the Company—A. History and Development of the Company—Contractual Arrangements with ATA Intelligent Learning”.

We are a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1133. Our website address is http://www.atai.net.cn. The information on our website does not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures”.

Our Consolidated Variable Interest Entity

ATA Intelligent Learning was established in March 2018 to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments. We obtained control over ATA Intelligent Learning in March 2018 by entering into a series of contractual arrangements among ATA Education (formerly known as ATA Testing), ATA Intelligent Learning and the shareholders of ATA Intelligent Learning, which we refer to as the ATA Intelligent Learning Agreements. As a result of these contractual arrangements, we became the primary beneficiary of ATA Intelligent Learning in March 2018. We treat ATA Intelligent Learning as our variable interest entity and have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

Agreements that Provide Us with Effective Control over ATA Intelligent Learning

Equity Interest Pledge Agreements.  On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of ATA Intelligent Learning, respectively entered into an equity interest pledge Agreement with ATA Education and ATA Intelligent Learning. Pursuant to the equity interest pledge agreements, each of the shareholders of ATA Intelligent Learning has pledged all of his equity interest in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to acquire the pledged equity interests. The shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designees. During the term of the equity interest pledge agreements, ATA Education has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreements shall commence on the date of March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreements, pursuant to the terms and conditions, to satisfy its rights regarding the secured obligations and pledged collateral in full, or (c) the shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the “Call Option and Cooperation Agreement” and no longer hold any equity interests in ATA Intelligent Learning (together with (a) and (b), the “Expiration Conditions”). ATA Intelligent Learning has registered these equity interest pledge agreements with the competent State Administration for Market Regulation (previously known as State Administration for Industry and Commerce, or SAIC), or SAMR, on April 27, 2018. The registration of the equity pledge enables ATA Education to enforce the equity pledges against third parties who acquire the equity interests of ATA Intelligent Learning in good faith. According to the equity transfer agreement entered into by Haichang Xiong and Jun Zhang, on August 12, 2020, Haichang Xiong transferred all his equity interest in ATA Intelligent Learning to Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new equity interest pledge agreement with ATA Education and ATA Intelligent Learning on the same terms as the equity pledge agreement previously entered by Haichang Xiong. The term of the equity interest pledge agreements entered by Jun Zhang shall commence on the date of August 12, 2020 and shall expire on the earlier of the Expiration Conditions. ATA Intelligent Learning has registered the equity interest pledge agreement entered by Jun Zhang with SAMR, on February 26, 2021.

Powers of Attorney.  On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of ATA Intelligent Learning granted an irrevocable power of attorney to ATA Education. On August 12, 2020, the power of attorney granted by Haichang Xiong to ATA Education terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in ATA Intelligent Learning. On the same day, Jun Zhang, as the new shareholder of ATA Intelligent Learning, granted an irrevocable power of attorney to ATA Education on the same terms as the power of attorney previously granted by Haichang Xiong to ATA Education. Pursuant to the irrevocable powers of attorney granted by Xiaofeng Ma and Jun Zhang to ATA Education, each of the shareholders of ATA Intelligent Learning appointed ATA Education or any eligible person designated by ATA Education as his attorney-in-fact to exercise all voting rights and other shareholder rights of ATA Intelligent Learning, including but not limited to appointing or electing their directors and executive officers. The person designated by ATA Education is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of ATA Intelligent Learning. The term of the powers of attorney shall be consistent with the terms of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in ATA Intelligent Learning

Call Option and Cooperation Agreement. On March 15, 2018, ATA Education, ATA Intelligent Learning and Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of ATA Intelligent Learning, entered into a call option and cooperation agreement (the “Prior Call Option and Cooperation Agreement”). On August 12, 2020, the Prior Call Option and Cooperation Agreement terminated as a result of the equity interest transferred by Haichang Xiong to Jun Zhang in ATA Intelligent Learning. On the same day, Jun Zhang, as the new shareholder of ATA Intelligent Learning, together with Xiaofeng Ma, ATA Education and ATA Intelligent Learning entered into a new call option and cooperation agreement on the same terms as the Prior Call Option and Cooperation Agreement. Pursuant to the new call option and cooperation agreement, when permitted by applicable law, ATA Education (or any eligible party designated by ATA Education) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the shareholders of ATA Intelligent Learning, at a price equal to the sum of the principal amounts of the loans from ATA Education to the shareholders of ATA Intelligent Learning. If ATA Education elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased relative to the total share equity or assets. Without the prior written consent of ATA Education, ATA Intelligent Learning may not sell or otherwise dispose of its assets or interests in its business, create or allow any encumbrance on its assets or interests in its business, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the shareholders. The new call option and cooperation agreement was effective upon the execution date and remain effective thereafter.

Loan Agreements.  On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of ATA Intelligent Learning, respectively entered into a loan agreement with ATA Education. Pursuant to the loan agreements, ATA Education made loans in an aggregate principal amount of RMB 10.0 million to the shareholders of ATA Intelligent Learning solely for the capitalization of ATA Intelligent Learning. The shareholders of ATA Intelligent Learning can only repay the loans by transferring all their equity interest in ATA Intelligent Learning to ATA Education or its designated persons. In the event that the shareholders of ATA Intelligent Learning transfer their equity interests to ATA Education or its designatee at a price equivalent to or less than the amount of the principal amount of the loans, the loans will be interest free. If the price is higher than the amount of the principal amount of the loan, the excess amount will be paid to ATA Education as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the relevant loan agreement. The term of the loans can be extended with the written consent of ATA Education and ATA Intelligent Learning. On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of Xiaofeng Ma and Haichang Xiong entered into two supplementary agreements to the ATA Intelligent Learning Agreements, pursuant to which the aggregate principal amount of loans made by ATA Education to the shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the ATA Intelligent Learning Agreements remain unchanged. On August 12, 2020, the loan agreement entered by Haichang Xiong with ATA Education, and the rights and obligations of Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in ATA Intelligent Learning, and Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to ATA Education on August 17, 2020. On August 12, 2020, Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new loan agreement with ATA Education on the same terms as the loan agreement and the two supplementary agreements previously entered by Haichang Xiong and borrowed RMB 5.0 million from ATA Education on August 17, 2020 pursuant to aforementioned loan agreement.

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools, foreign language training services, junior art education and other services to our students. We have successfully helped approximately ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries as of December 31, 2020, among which quite a few gained entry into top art universities and colleges in these countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum.

For the fiscal year ended December 31, 2020, we had approximately 3,800 students enrolled, of which 56.6% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2020 were RMB 162.2 million ($24.9 million). Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, K-12 education assessment and other services accounted for 69.8%, 2.7%, 13.0%, 12.4% and 2.1% of our total net revenues in the fiscal year ended December 31, 2020. Our total net loss for the fiscal year ended December 31, 2020 was RMB 100.6 million ($15.4 million). For the fiscal year ended December 31, 2019, our total net revenues were RMB 97.8 million, mainly derived from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, K-12 education assessment and other services. Net revenues for the fiscal year ended December 31, 2019 only include the results of our portfolio training services, research-based learning services, overseas study counselling services, and other educational services conducted by Huanqiuyimeng for the period from the Acquisition Date to December 31, 2019 (the “Partial Year 2019”). For the fiscal year ended December 31, 2018, our total net revenues were RMB 1.3 million, mainly derived from our K-12 education assessment and other services.

Our Programs, Services and Products

We provide a wide variety of creative arts related international educational services to our students. Our services include portfolio training services, research-based learning services, overseas study counselling services and other educational services. Catering to the different needs of our students, these services can be offered in a bundle setting or separately. We update and expand our service offerings frequently in response to the evolving market needs, the outbreak of COVID-19 and the China-US relationship.

Portfolio Training Services

In addition to meeting the academic and language proficiency requirements, overseas art universities and colleges typically require a practical art portfolio as part of the application process. A portfolio is a collection of art work that shows how a candidate’s skills and ideas have developed over a period of time and helps universities and colleges evaluate the candidate’s potential. A portfolio can be in digital or hardcopy reproductions or original artwork, depending on the requirements of overseas art schools and personal preference of students. A portfolio usually consists of three to five sections, of which requirements and expectations vary by schools and programs; some have strict criteria while others are open and flexible. The variation in requirements and expectations may leave students with uncertainty about how to proceed with the preparation of their portfolios. Even when criteria are clear, applicants may feel overwhelmed and wonder what to draw, paint, make or create, which media to use and how to best select and present their art work. Compared to other requirements, portfolio preparation is the most difficult but important step in overseas art subject’s application, and thus has generated market needs for professional portfolio training services.

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

Our Portfolio Training Courses

We provide customized and systematic portfolio training services to our beginners, intermediate and advanced students. When a student applies for our portfolio training program, a study mentor will be assigned to such student to assess his or her educational background, art-related skills, creativity and innovation abilities and personal interests. Based on the assessment results and preferences of the student, the study mentor will help the student select an area of art to specialize in, configure a tailored training plan and assign one or more professional art teachers in the specialization for his or her training. The training plan will outline what types of programs to attend, how many credit hours are needed and whether research-based learning programs and overseas education application consulting services are needed. After the training plan is completed, the assigned professional art teachers (including domestic and international professors and masters in relevant art industry) will structure and develop a tailored program schedule and curriculum for the student and guide him or her through the preparation of a portfolio step by step. Generally, our programs are structured to include fundamental courses, creativity courses and professional courses. Credit hours needed to finish each type of course may vary by student due to differences in their educational background, art-related skills, creativity and level of innovation as well as class performance.

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

Professional Courses. In professional courses, students will learn how to create a portfolio step by step under the guidance and supervision of our teachers. The whole process primarily includes theme development, research, art work creation and refinement, art work selection, and portfolio presentation and composition. Students will first develop a theme for their portfolio, and then drill down to develop the theme into more detailed and symbolic ideas. Students will conduct research to explore and refine the ideas generated previously. After research, they will make preliminary pieces reflecting the content and structure of their ideas and refine such art work in subsequent rounds. Students will make a few pieces of art work for the purpose of selecting the best ones to be included in their portfolios. When the selected pieces are in place, students will put them together in a professional, coherent and aesthetically pleasing layout. Our teachers will give advice and directions to students along the whole process to ensure that their portfolios are creative, well-developed and meet the admission requirements and expectations of the universities or colleges that the students apply. Generally, majority of our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through a third-party platform; as an example, we provide online courses for students applying for art schools in Japan. After the outbreak of COVID-19, our training centers were mostly closed down from February 2020 to May 2020, to avoid interruption of our services, we have converted majority of the offline courses of our portfolio training services to online courses since February 2020 and provided options for students to take courses via online platforms. After a closedown of approximately three to four months as required by local education regulatory authority, and following the directives of local governments, most of our training centers have resumed operation by June 2020.

The ratio of online services provided by us in 2020 is approximately 30% in average. During the period from January 2020 to May 2020, such ratio even increases to around 75% due to the impact of COVID-19 pandemic. Accelerated by the COVID-19 pandemic, we are also increasingly embracing the experience in providing online services by launching our virtual online courses and moving our portfolio training courses online. We also plan to change our model of service delivery to a hybrid model, a mix of online and offline delivery, and develop more regularly-scheduled online curriculums going forward in response to growing market demands, through which students can attend classes of professional or highly skilled teachers nationwide. Additionally, we intend to convert some of our fundamental courses, which are traditionally delivered one-on-one or in small-sized classes of 2 to 15 students. All of our creativity and professional courses are currently delivered through one-on-one model. We plan to develop more small-sized classes going forward to improve our teaching efficiency and profit margin, especially for fundamental courses where most of the course content can be standardized for students. Due to the travel ban caused by COVID-19, some of our overseas professors cannot come to China to teach face to face. We have developed a multi-teacher model, where an international professor is paired with a domestic teacher. The international professor mainly focuses on teaching, with the domestic teacher mainly focuses on tutoring the students.

Our portfolio training programs vary from one to three years in duration, primarily depending on the needs of the students, which are driven by the admission deadlines of the schools they plan to apply for. Our portfolio training programs consist of time-based programs and project-based programs. Students who elect the time-based program enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students.

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

Research-Based Learning Services

We have offered research-based learning, mainly including overseas educational travel services to our portfolio training students and other students since 2014. After the outbreak of COVID-19, we adjusted our products and began to offer domestic educational travel services and other research-based learning services to students in 2020 and also developed programs to render services online in response to the outbreak and spreading of COVID-19. The research-based learning market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed research-based learning market in China is still developing and has high growth potential. We are looking for expanding our overseas and domestic partnerships to develop more overseas and domestic educational travel programs and other research-based learning programs with different destinations and themes at variable length of time to match the needs of the growing market.

We focus on combining research-based study and different learning styles in our research-based learning services, and bring art related experiences to students of all ages with different backgrounds. Traveling while researching and learning will help broaden students’ horizons, enrich students’ experiences, develop students’ interest in art, and improve students’ practical skills in art industry. Moreover, research-based learning projects help to refine the background of the student through inclusion of their valuable experience in their applications for overseas studies and, at times, providing access to recommendation letters by university professors. Most applicants for overseas art programs have research-based learning experience or have showed interest in research-based learning services. Our research-based learning services currently are more directed towards students who are interested in studying art overseas, to improve their background while taking our portfolio training programs and overseas study counselling services. We intend to expand our research-based learning services to serve a broader range of students who are interested in art going forward.

The types of research-based learning services provided by us mainly include academic educational learning, workshop experience, themed educational travel and transferrable credit courses. Typically, the duration of the services is from one to four weeks. The main destinations of our travel-related services are the United States, the United Kingdom, Japan, France and Italy. Our overseas travel-related services were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom. In response, we have developed more domestic educational travel services and planned on probing into more cities to allow students to study and explore within the territory of China. We have also made our research-based learning services available online so that students can still enjoy our services amid the COVID-19 pandemic.

Academic Educational Learning. We provide students with learning experience in reputable art schools, or chances to learn from famous professors or masters from various art industries through our multiple academic educational learning programs. Our academic educational learning services target high school or undergraduate students who intend to study abroad. Typically, our programs include summer camp and winter camp programs where students will visit reputable art schools and take specialized art courses taught by famous professors. We also invite admissions officers who are in charge of recruiting candidates to meet and communicate with students. We also provide online certificate programs where students attend courses jointly delivered by us and overseas prestigious art schools we have partnered with, and at the end of which students will receive a certificate from these art schools indicating their completion of these online certificate programs. Due to the international travel restrictions, we have conducted the art school camps and admission officer events via online-form in response to the COVID-19 pandemic in the year of 2020.

Workshop Experience. We provide students with on-site and online workshop experiences in professionals’ studios or by working on art projects at our partner universities. During a workshop experience, students practice in the areas they are interested in and gain practical experience. Our workshop experience is targeted at high school or undergraduate students who intend to study abroad.

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach the relevant knowledge to cultivate students’ interest in art, or guide students to conduct research online or on-site on specific art themes. For example, in August 2020, we organize students to conduct field research with respect to intangible cultural heritage in Sichuan. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and help them acquire art-related knowledge and appreciations.

Transferable Credit Courses. We partner with a third party and offer transferrable online credit courses in different majors (including art) for college and university undergraduate or graduate students who wish to take courses during their holidays or breaks in order to match the credits requirements of their school programs. Students will receive transcripts after completing the transferrable credit courses. Such credits can be counted or converted to GPAs in many school programs which optimize study time and cost for students.

Overseas Study Counselling Services

We offer art-related overseas study counselling services to students as part of our comprehensive service package. The overseas study counselling market in China has witnessed growth in recent years, driven by the rapid growth of students looking to study overseas. Riding on the demand of overseas study, we believe art-related overseas study counselling services will have considerable growth potential as well. Being a portfolio training service provider, we possess professional knowledge in choosing art schools and programs and will better serve students applying in this area. We provide counselling advice in both academic and practical aspects and help students make decisions from the application stage through to the admission stage. Typically, our services include the following:

•

Background Development. We set a customized timetable for applicants, which mainly includes schedules for portfolio preparation, language tests, internships and paperwork preparation. We also recommend and introduce our other services to the applicants according to the needs of such applicant.

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

Other Educational Services

Foreign Language Training Services. We offer classes in foreign languages, including English, German, French, Spanish, Italian and Japanese, to students who need to take language tests when applying for overseas universities or students interested in learning foreign languages. Our foreign language training services focus on helping students improve their language abilities and test preparation techniques. We also promote our portfolio training services, research-based learning services and overseas study counselling services to students enrolled in our foreign language training services.

Junior Art Education: Our junior art education services aim to provide art-related tutoring courses for junior students from age 3 to 12, which are mainly designed to supplement students’ regular school curriculum and help students cultivate and enhance their interest in art. Our primary subject for junior art education is painting. For the fiscal year ended December 31, 2020, we disposed three of the four junior art training centers which we previously operated, and provided most of our junior art education services via online platform during the first half of fiscal year 2020. We continue to provide online course options after the reopening of offline training center since late second quarter of 2020.

In-School Classes. In order to attract potential students at younger ages and expand our array of product, we partner with international schools to establish in-school art-related classes. We typically provide professional art teachers and customized art course content in these partnerships. Our goal is to cultivate and enhance students’ interest in art at an early age and convert these potential students into our customers for portfolio training services, research-based learning services, overseas study counselling services and other educational services.

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

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2020, we have a total of 1,282 teachers, including 156 full-time employees and 1,126 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations. Most of our teachers have graduated from reputable domestic or overseas universities with master’s degrees in China, the United Kingdom, the United States, Japan or other countries. Around 19% of our full-time teachers have over 5 years of related experience in the art industry, while around 21% of our full-time teachers have over 3 years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess our teacher candidates on a wide set of criteria, including among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. For the fiscal year ended December 31, 2020, we have established a centralized management system to allocate the national teaching resources for our domestic training center network, through which we manage and oversee the procurement sharing and development of teaching resources as well as to ensure consistency in the quality of our education. We rank our full-time teachers of portfolio training services in 5 levels, classified by educational background, social experience, teaching completion efficiency and teaching quality. The top three levels constitute around 54%. With respect to level one teachers, we plan to develop high-quality scheduled online curriculum in the form of small-sized classes facing nationwide students. Level two and level three teachers mainly focus on advanced creative art and design courses in both one-to-one courses and small-sized classes. With respect to level four teachers, they are mainly involved in the foundation curriculum in small-sized classes. With respect to level five teachers, they work as teaching assistant in small-sized classes. We offer different salary and compensation for teachers at different levels. In future, we plan to recruit more teaching assistants who have professional background in certain aspects to pair with our professional art teachers, and to substitute study mentors who are solely responsible for administrative affairs. We believe this arrangement can provide better services to our students and more effectively utilize the teaching time of our professional teachers.

Our teachers deliver courses to students to equip them with fundamental knowledge and skills, aesthetic appreciation for art, creative thinking capabilities, critical thinking abilities, professional skills, craftsmanship, software techniques and studio practice skills. We have also developed a systematic orientation training program and on-the-job training sessions, which reinforce the capabilities of our instructors to deliver our services effectively and assist students with learning efficiently. Our teachers’ retention, compensation and promotion are largely based on their performance. We offer our teachers with performance-based compensation packages and provide them with career advancement prospects within the Company. We intend to continue leveraging our teaching resources within our nationwide network to ensure consistency in teaching quality.

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

Our research and curriculum development process mainly include the following:

Research. Our R&D team periodically conducts market research to study market needs, the cutting-edge knowledge required in each field of the creative arts, and information of similar or related services and products in the market, which are then used to tailor our curriculum and education plans. Our R&D team also pays visits to domestic universities and professional art colleges and researches their courses to capture the knowledge or technical skills that are not covered in their curriculum but are expected in overseas art subjects’ applications. In addition, our R&D team will research the requirements and admission focuses of overseas art schools to tailor our services and products to closely match such requirements and admission focuses.

Curriculum Design and Development. After comprehensive market research and study, our R&D team converts the information they collect into new portfolio training themes, curricula and training materials after extensive discussion with our professional art teachers. We also establish new training courses to fill the knowledge and technical skill gap between the art courses provided by domestic universities and professional art colleges and the requirements and expectation on applications for overseas art programs.

Curriculum Test and Optimization. After completing the design and development process, our R&D team tests the new themes, curricula or teaching materials within a relatively small range of classes and collects feedbacks from teachers, students and parents to revise and upgrade new content before we bring it to market. Our R&D team also regularly revises and upgrades our training materials and curricula post-development to better serve market needs and improve the quality of our services.

Our Customers

Our customers primarily consist of high school and undergraduate students who intend to pursue overseas undergraduate or graduate art studies. For our portfolio training services, research-based learning services and overseas study counselling services, our customers are mainly high school and undergraduate students. We also provide services to certain other students. For foreign language training services, we mainly target high school and undergraduate students and other non-student professionals who need to pass relevant language tests in connection with overseas school application. For in-school classes, we mainly target junior-level high school students, who may be interested in pursuing creative art studies in the future. For junior art education, our primary customers are junior students from age 3 to 12. We plan to extend our service life-cycle and expand our customer range, through adjusting our products and introducing new services, such as internships, opportunities or employment referrals for job-hunting candidates, interest-based learning courses for younger market, etc.

High School Student Customers. We provide portfolio training services, research-based learning services, overseas study counselling services and other educational services to high school students who aim to pursue overseas undergraduate studies in art. High school students enrolled in our services are mainly from private bilingual high schools or the international classes of public high schools. Compared with undergraduate students, high school students generally have relatively weaker foundations of art-related knowledge and skills, and possess less information on how to apply for overseas art programs; thus many of them prefer purchasing a full set of our services, which can comprehensively enrich their artistic knowledge, improve their artistic thinking and perception, enhance their professional skills and provide them with information on applying for overseas art programs. Without their own source of income, almost all high school students are sponsored by their families who tend to be less price sensitive but more concerned with application results.

Undergraduate Student Customers. We primarily provide portfolio training services, research-based learning services, overseas study counselling services and other educational services to undergraduate students who aim to pursue overseas graduate studies in art. Majority of the undergraduate students enrolling in our services have studied art-related majors in domestic universities or professional art colleges and aim to pursue overseas graduate studies in the arts, while the remaining have studied in other majors but desire to transfer to art programs in overseas graduate schools. Most undergraduate students have gained a certain amount of art-related expertise during their undergraduate art studies. As a result, whilst they still rely on our services, resources and guidance to improve their applications for overseas art programs, they tend to care more about the cost-effectiveness of our services and products and usually only purchase the types of our services they need instead of purchasing for the full package.

Other customers. For the fiscal year ended December 31, 2020, we also had enrollments from other students besides high school and undergraduate students. These students cover a wide range in age. For example, we provide research-based learning services to secondary school students who are not motivated by the desire to submit art school applications but to cultivate their interests in art and acquire art-related knowledge and appreciation. We also provide other creative art related services to children aged 3 to 12 years old, such as printmaking teaching services.

Our Training Center Network

We operate 22 training centers in 21 cities in China as of the date of this annual report. We deliver our educational services to students primarily through our training center network and we plan to further expand our training center network in China and abroad to increase our market penetration and market share.

ACG Domestic Business Footprint

Changchun, 1
Shenyang, 1
Dalian, 1
Beijing, 2
Tianjin, 1
Qingdao, 1
Zhengzhou, 1
Jinan, 1
Xi'an, 1
Nanjing, 1
Suzhou, 1
Wuhan, 1
Chengdu, 1
Shanghai, 1
Hefei, 1
Chongqing, 1
Hangzhou, 1
Changsha, 1
Kunming, 1
Guangzhou, 1
Shenzhen, 1
Footprint of ACG

*	Domestic business footprint of ACG as of April 6, 2021

Our training center network covers 21 major cities, 17 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian, Changchun and Shenyang, accounting for 42% of our total student enrollment. Beijing has two training centers representing 23% of our total student enrollment in fiscal year ended December 31, 2020.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 15% of our total student enrollment in fiscal year ended December 31, 2020.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 28% of our total student enrollment in fiscal year ended December 31, 2020. Shanghai had two training centers, one of which was closed in first quarter of 2020, representing 11% of our total student enrollments in fiscal year ended December 31, 2020.

Western China: Xi’an, Zhengzhou, Kunming, Chongqing and Chengdu, accounting for 15% of our total student enrollment in fiscal year ended December 31, 2020.

Marketing, Sales and Business Development

As an international educational services provider, we focus on providing international education experiences that enrich and cultivate students’ creativity. We believe our quality services and products, unique and practical curricula, and our “ACG” brand, teachers and resources generally play a significant role in attracting our prospective students.

We employ a variety of marketing and student recruiting methods to attract prospective students. However, due to the outbreak of COVID-19, in fiscal year ended December 31, 2020, we relied primarily on online sales channels and referrals to recruit new customers during this time and could only enhance student enrollment from offline training centers as the COVID-19 pandemic gradually became under control in later half of the fiscal year 2020.

Partnership with Sales Channels. We acquire potential student leads through our partnership with overseas study counselling or foreign language training service providers. Currently, our partnerships with such sales channels are an essential marketing method for us to acquire new students.

Internet and Mobile Advertisement. We advertise on the mainstream online search engines to promote our services to potential students who actively search keywords relevant to portfolio training, art study, etc. We also advertise through social media platforms to potential students, including without limitation, WeChat, Weibo and TikTok. Internet and mobile advertising are also important marketing methods for us to acquire new students. For example, we produce some free or low-price short teaching videos which introduce art-related knowledge, and upload them to internet platform, such as our official WeChat account, official website, and other third-party platforms to attract potential students.

Word of Mouth Referral. Due to our high-quality services and products as well as strong rate of admissions to reputed institutions for our students, our existing and previous students frequently recommend our services and products to others who are in need of similar services and products. We believe our brand is recognized in the portfolio training market and has a competitive advantage from word of mouth referrals.

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

We believe we are one of the leading players in the portfolio training market in terms of, among others, geographic coverage, product breadth, and student enrollment. In research-based learning services and other creative arts related international education services, we are also a player with a competitive edge. Our main competitors are other domestic and international art training institutions and organizations, which focus on some of our targeted markets. We also face potential competition from small to middle-sized organized players and individual studios. Amid the COVID-19 pandemic, an increasing number of small-sized players and individual studios are forced to suspend operations or discontinue their business compared to medium and large-sized players. Therefore, leading players with established brand, including ACG, which have more diversified products/services and geographical coverage are comparatively more favorable choices for potential customers.

We compete primarily on the basis of branding and student acquisition, training quality, faculty, training center environment, product breadth and pricing, among which, branding and student acquisition is generally regarded as the most important factor, while pricing is the least. Amid the COVID-19 pandemic, we increased our competitive edges with our brand and reputation, which typically tend to engender the trust of clients, and play a role in helping us maintain and recruit prominent teachers and employees. We believe that our competitive advantages include our “ACG” brand, high admission rate to art institutions, qualified faculty, competitive training quality and comprehensive product mix. However, our competitors may establish brands that have wider recognition than us, develop marketing and sales methods that are more effective than ours, introduce new products and services that have better performance and hence gain broader acceptance, hire and retain more qualified teachers, offer more satisfactory training center environment or lower prices to students, which may cause us to lose our market share.

Seasonality

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters primarily for our portfolio training services. This is primarily because fewer students take classes in January and February due to spring festival holidays in China, and that some students have already completed their application to study art overseas in December of the previous year.

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

As of December 31, 2020, we have registered 39 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of December 31, 2020, we have registered 78 software copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China, or NCA.

As of December 31, 2020, we have also registered 39 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was respectively amended on June 29, 2013, November 7, 2016 and December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution.

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

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools’ annual inspections.

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

Regulations on Tourism

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. In the event that any person is engaged in tourism business without holding the permits required, the competent administrative department or branch of SAMR may order such person to obtain the permits required, confiscate the illegal income from such business and impose fines to such person. With respect to our research-based learning services, we cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding, while we are also engaged in certain travel-related activities ourselves, such as attracting and organizing students, and arranging for some transport services. Under the current law rules, it is not clear whether we are required to obtain a travel agency permit.

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

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identities; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. On May 28, 2019, the Cyberspace Administration of China promulgated the Draft Data Security Administrative Measures. According to the Draft Data Security Administrative Measures, cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, fulfill the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop emergency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On July 3, 2020, the Draft Data Security Law was deliberated on at the 20th Session of the Standing Committee of the 13th National People's Congress. According to the Draft Data Security Law, the entities and individuals shall fulfill the obligations of data security protection, including monitoring risks of data activities and reporting any data security incidents to the administrative department in a timely manner.

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

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of December 31, 2020, we have registered 39 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

On 23 June 2020, MOFCOM and National Development and Reform Commission, or NDRC jointly promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2020 Edition) (the “2020 Negative List”), which came into effect on 23 July 2020. The 2020 Negative List replaced the negative list provided under the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2019 Edition) (the “2019 Negative List”). Pursuant to the 2020 Negative List, the number of items subject to the special administrative measures has been reduced from 40 to 33. The 2020 Negative List remains unchanged with respect to the education industry.

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

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore, and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued Notice on reform and regulations of the Administration Policy of Foreign Exchange under Capital Account, or SAFE Circular 16, effective from June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

Our significant shareholder, Xiaofeng Ma, has previously completed his registration with SAFE and has submitted relevant materials to update his registration, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37 and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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

D. Property, Plant and Equipment

Our principal executive offices is located at 1/F East Gate, Building No. 2, Jian Wai Soho in Beijing, where we lease and occupy an office space of approximately 845 square meters. We operate an aggregate of approximately 16,879 square meters of space throughout our training center network in various cities in China, major ones include, Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu, all of which are leased. We also own 2,124 square meters office space, with 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China (“Gongyuan Real Estate Property”). As of the date of this annual report, the office space on the 8th floor and 16th floor of the Gongyuan Real Estate Property have not been occupied. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our computer-based testing services, online education services and other related services. On August 16, 2018, we completed the sale of the ATA Online Business, which historically operated our computer-based testing services, online education services and other related services. As a result, the operating results of the ATA Online Business have been retrospectively reclassified as discontinued operations for the fiscal year ended December 31, 2018. After the completion of the Huanqiuyimeng Acquisition, we generated revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, K-12 education assessment and other services. In addition, as a result of the adoption of new revenue guidance Accounting Standards Codification Topic 606, effective January 1, 2018 (“ASC 606”), rental income was reclassified into other operating income, net, and related costs were also reclassified from cost of revenues to other operating income, net.

Our net revenues were RMB 1.3 million, RMB 97.8 million and RMB 162.2 million ($24.9 million) in the fiscal years ended December 31, 2018, 2019 and 2020, respectively. We had net income of RMB 850.6 million, net loss of RMB 129.2 million and net loss of RMB 100.6 million ($15.4 million) in the fiscal years ended December 31, 2018, 2019 and 2020, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

•	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
•	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
•	our capability to develop and create content that can accommodate needs of potential students;
•	our ability to provide effective creative arts related international education services and control sales and marketing expenses;
•	recognition in the marketplace for services we deliver and branding we have established; and
•	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

•	the impacts of our sale of the ATA Online Business;
•	the impacts of the Huanqiuyimeng Acquisition;
•	our share-based compensation;
•	the impacts of PRC tax policies, including certain preferential tax rates;
•	the impact of the termination of Beijing Biztour acquisition and the receipt (or failure to receive) of the related receivables;
•	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
•	the impacts of strategic investments and acquisitions;
•	our ability to maintain our brand;

•	competition from both established brands and new entrants, and our ability to maintain our market share in the increasing competition;
•	our ability to maintain similar margin, sourcing students, etc.;
•	the impact of political tensions between the United States and China; and
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

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, K-12 education assessment and other services in fiscal year ended December 31, 2020. Our net revenues are presented net of PRC business taxes and value added tax. The following table sets forth our net revenues from our continuing operations for the periods presented.

The COVID-19 outbreak in China occurred in late January 2020, therefore, it did not have a material adverse impact on our revenues for the fiscal year ended December 31, 2019. It, however, has material adverse impacts on our revenues for the fiscal year ended December 31, 2020. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”.

	For the fiscal year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net Revenues
Portfolio training services	—	63,829	113,191	17,347
Research-based learning services	—	10,456	4,453	682
Overseas study counselling services	—	8,092	21,060	3,228
Other educational services	—	9,045	20,026	3,069
K-12 education assessment and other services	1,339	6,348	3,438	527
Total net revenues	1,339	97,770	162,168	24,853

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

Research-based learning services.

We derive research-based learning services revenue primarily from research-based learning services fee charged to our students, mainly consisting of our portfolio training students and other students interested in educational travels and research-based learning projects. Currently research-based learning services are primarily delivered online under the circumstance of COVID-19 in 2020, which include academic educational learning, workshop programs, themed educational travel services and transferrable credit courses. Currently, research-based learning services are conducted mainly in summer time with a lesser amount in winter and the other seasons during the year.

The most significant factors that affect our revenues from research-based learning services include the number of individual students who enroll in our research-based learning services, volume of our services rendered and the unit price level that we charge our students.

Overseas Study Counselling Services.

We derive overseas study counselling services revenue primarily from overseas study counselling services fee charged from students who intend to pursue overseas art and creativity education through providing relevant consulting services in the following aspects: timetable customization, university and program selection, paperwork writing, interview simulation and enrollment documents preparation, etc.

The most significant factors that affect our revenues from overseas study counselling services include the number of individual students who enroll in our counselling services, the unit price level that we charge our students and measurement of progress for services delivered during the reporting period.

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

The most significant factors that affect our other educational services revenues include the unit price level of various other educational services that we charge our students, the amount of credit hours we deliver to our students and the measurement of progress for various services delivered during reporting periods.

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

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters. This is primarily because fewer students take classes in January and February due to spring festival holidays in China and that some students have already completed their application for overseas art programs in December of the previous year. We expect quarterly fluctuations in our revenues and results of operations to continue.

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

	For the fiscal year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Net Revenues	1,339	100.0%	97,770	100.0%	162,168	24,853	100.0%
Cost of Revenues	4,251	317.5%	61,914	63.3%	98,521	15,099	60.8%
Gross Profit (Loss)	(2,912)	(217.5)%	35,856	36.7%	63,647	9,754	39.2%

Cost of revenues primarily consist of (1) teaching fees, payroll and compensation to teaching support staff and administrative staff from training centers, performance-linked bonuses paid to teachers and rental payments for training centers as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and K-12 education assessment and other services.

Factors Affecting Gross Margin

Our gross margin is primarily affected by unit price and the number of credit hours delivered for our portfolio training and other educational services, pricing and volume of our other services rendered mainly for the research-based learning and overseas art study counselling services, payroll and compensation to our teachers, salary and compensation to other operational staffs, costs paid to service providers, the rental costs of our training centers and offices, as well as costs of teaching materials and teaching supporting fees.

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

Research and Development Expenses

Our research and development expenses consist primarily of the costs of equipment used in our research and development activities, salaries and benefits, traveling expenses and share-based compensation expenses for our research and development personnel, the costs of outsourcing services and other costs relating to the design, development, testing and enhancement of technology systems (such as the CRM system) in support for the rendering of our products and services.

Impairment Loss of Long-term Investments

For equity method investments, we recognize an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other than temporary. The process of assessing and determining whether impairment on an investment is other than temporary requires significant amount of judgment. To determine whether an impairment is other than temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

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

Other Operating Income, Net

We recognized revenues from operating lease on a straight-line basis over the lease term and reported under “net revenues” for the reporting periods prior to January 1, 2018. For the fiscal years ended December 31, 2018, 2019 and 2020, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended December 31, 2018, 2019 and 2020. Accordingly, no provision for Hong Kong profits tax was required. PRC income tax arising from the disposal of an investment in a subsidiary, Zhongxiao Zhixing, which was previously operating in China during the taxable year ended December 31, 2018 was filed and fully paid to the relevant PRC tax authorities in 2018. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in China are subject to PRC taxes as described below:

Enterprise income tax. EIT Law imposes an income tax rate of 25% on all enterprises, including foreign-invested enterprises. Under the EIT Law, qualified HNTE are entitled to a preferential income tax rate of 15% and subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, ATA Education obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificates in 2011, 2014, and 2017 for another three years, respectively. As a result, ATA Education was entitled to a preferential income tax rate of 15% from 2008 through 2019. In December 2020, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022. In December 2009, Muhua Shangce obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2009 and renewed the certificates in 2012, 2015, and 2018 for another three years, respectively. As a result, Muhua Shangce was and will be entitled to a preferential income tax rate of 15% from 2009 through 2020. Muhua Shangce is currently in the process of renewing its HNTE certificate for another three years. In the event ATA Education and Muhua Shangce are unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew their HNTE certificates after expiration, they will be subject to the standard statutory enterprise income tax rate of 25%. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.” ATA Intelligent Learning, Huanqiuyimeng and its PRC subsidiaries are all subject to an income tax rate of 25%.

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

In addition, since January 1, 2008, the EIT Law has revoked the exemption of withholding tax on dividends paid by a PRC enterprise to its foreign investors under the old tax law and its Implementation Rules provide that a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entities are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See Item 3.D. “Key Information—Risk Factors—Risks Relating to Regulations of Our Business—Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” Undistributed earnings generated before January 1, 2008 will be exempt from withholding tax when such earnings are distributed to foreign investors. As of December 31, 2017, we had accrued withholding tax of RMB 22,797,747 on undistributed earnings of RMB 227,977,473 generated by our PRC consolidated entities since January 1, 2008. As a result of the sale of the ATA Online Business, the withholding tax of RMB 22.8 million accrued from the disposed entities in China has been recorded under discontinued operations. As of December 31, 2018, 2019 and 2020, the Company has not provided for income taxes on earnings of RMB 71,323,502, RMB 6,233,021 and RMB 2,270,928 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. We announced a special cash dividend of US$3.00 per common share, or US$6.00 per ADS on August 8, 2018. On December 21, 2017, the China Ministry of Finance (“MOF”), SAT, National Development and Reform Commission and Ministry of Commerce jointly released Cai Shui [2017] No. 88 (the “No. 88 Notice”). The No. 88 Notice formally introduces a tax measure which allows foreign investors to enjoy withholding tax deferral treatment (“WHT deferral treatment”), on the direct re-investment of profits distributed from Chinese tax resident enterprises into China’s “encouraged projects.” If the foreign investor qualifies for the WHT deferral treatment, the Chinese subsidiary of the related foreign investor should submit the required documents to its tax authorities on behalf of the foreign investor.  Upon completion of the filing, the Chinese subsidiary could suspend withholding the profits distributed to the foreign investor. According to the No. 88 Notice, the WHT deferral treatment is applicable retroactively to January 1, 2017, and withholding tax payments already made on eligible re-investments are eligible for refund within three years of the withholding tax payment. On October 29, 2018, the SAT released [2018] No. 53 announcement, which expands the scope of foreign-invested Chinese subsidiaries that are eligible to apply for WHT deferral treatment to potentially all companies and specified the detailed application process and measures.

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

ATA Education and Muhua Shangce, as HNTEs are eligible to apply for the above preferential tax rules and carry forward tax losses up to ten years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2020, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

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

Goodwill

Periods prior to January 1, 2020

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually based on our reporting units, which are defined as operating segments or one level below operating segments (also known as components). Prior to performing the two-step goodwill impairment test, we perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If this is the case, a two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, a two-step goodwill impairment test is not required.

If a two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

Annual impairment review over goodwill was performed as of December 31 each year, and when a triggering event occurs between annual impairment tests.

Periods commencing January 1, 2020

In connection with the adoption of ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment as of January 1, 2020, the goodwill impairment test was simplified by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the fair value of such reporting unit. This involves estimating the fair value of the reporting units using discounted cash flow models, which includes significant assumptions about forecasted revenue growth rate, forecasted operating margin and discount rate. We adopted ASU 2017-04 on January 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

Impairment of long-lived assets, excluding goodwill

Long-lived assets, including property and equipment, intangible assets, other non-current assets subject to amortization and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by such asset or asset group to its carrying value. If the carrying value of such long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Revenue Recognition

We generated revenue primarily from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services through our training center network in China and abroad as a result of Huanqiuyimeng Acquisition on August 6, 2019. Prior to the consummation of the sale of the ATA Online Business, we primarily provided computer-based testing services, online education services and other related services, which have been classified and reported under discontinued operations for all the periods presented.

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

•

Research-based learning services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Group expects to be entitled in exchange for those services.

•	Overseas study counselling services. Revenue is recognized over the service period on the basis of costs incurred to-date to the total estimated costs.
•

Other educational services. Revenue is recognized when control of promised services is transferred to customers in an amount of consideration to which we expect to be entitled to in exchange for those services.

•

Revenue from K-12 education assessment services and content development is recognized when we deliver the reports or developed content to customers, which is when the control over the report or the content has been transferred to customers.

Business Combination

Business combinations are recorded using the acquisition method of accounting in accordance with ASC Topic 805: Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured against the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to an acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Income Taxes

We assess the likelihood that our net deferred income tax assets will be realized. To the extent that we believe it is more likely than not that some portion or the entire amount of deferred income tax assets will not be realized, we establish a valuation allowance.

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

For each of the fiscal years ended December 31, 2018, 2019 and 2020, we had no unrecognized tax benefits relating to uncertain tax positions. Also, we do not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

As of December 31, 2020, the valuation allowance of RMB 56.2 million ($8.6 million) was related to the deferred income tax assets of our PRC entities which were in loss position. As of December 31, 2020, we believe it is more likely than not that we will realize the deferred income tax assets, net of the valuation allowance.

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

We regularly evaluate the impairment of the long-term investments based on performance and financial position of the investees, as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investees’ cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. For equity method investments, an impairment charge is recorded when carrying amount of the investment exceeds its fair value and such condition is determined to be other than temporary. For other equity investments, an impairment charge is recorded if a qualitative assessment indicates that the investment is impaired, and the fair value of the investment is less than its carrying value.

Results of Operations

The following table and period to period comparison and discussion sets forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period, and since the results for the fiscal year ended December 31, 2018 include the ATA Online Business as discontinued operations and do not include any of the results of our businesses conducted by Huanqiuyimeng, which was acquired by us in 2019, and the results for the year ended December 31, 2019 only include the results of our businesses conducted by Huanqiuyimeng from the Acquisition Date to December 31, 2019, and the results for the year ended December 31, 2020 include the results of our businesses conducted by Huanqiuyimeng for the whole year, the following results and discussion may not be representative of our future operations.

Discontinued Operations

According to the Accounting Standards Codification Topic 205, the effect of discontinued operations of computer-based testing services, online education services and other related services for the fiscal years ended December 31, 2018, 2019 and 2020 has been accounted for in the consolidated statement of operations for all the periods presented. The gain from the disposal of discontinued operations, net of income taxes, recorded for the year ended December 31, 2019, was to account for the reimbursement of legal and consulting expenses received from the buyer in relation to the sale of the ATA Online Business. Results from operations of discontinued operations, net of income tax, were loss of RMB 19.0 million, income of RMB nil and RMB nil in the fiscal years ended December 31, 2018, 2019 and 2020, respectively.

	For the fiscal year ended December 31
	2018		2019		2020
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Net revenues	1,339	100.0%	97,770	100.0%	162,168	24,853	100.0%
Cost of revenues	4,251	317.5%	61,914	63.3%	98,521	15,099	60.8%
Gross profit (loss)	(2,912)	(217.5)%	35,856	36.7%	63,647	9,754	39.2%
Operating expenses:
Research and development	19,594	1,463.3%	11,817	12.1%	8,832	1,354	5.4%
Sales and marketing	5,570	416.0%	34,112	34.9%	53,500	8,199	33.0%
General and administrative	43,508	3,249.3%	81,924	83.8%	100,098	15,341	61.7%
Impairment loss of intangible assets and other non-current assets	—	—	8,932	9.1%	3,121	478	1.9%
Provision for loan receivable and other receivables	—	—	17,431	17.8%	5,904	905	3.6%
Total operating expenses	68,672	5,128.6%	154,216	157.7%	171,455	26,277	105.7%
Other operating income, net	3,793	283.3%	588	0.6%	330	51	0.2%
Loss from continuing operations	(67,791)	(5,062.8)%	(117,772)	(120.5)%	(107,478)	(16,472)	(66.3)%
Loss on disposal of subsidiaries and others	—	—	(8)	(0.0)%	(1,768)	(271)	(1.1)%
Impairment loss of long-term investments	(6,381)	(476.5)%	(26,815)	(27.4)%	(1,726)	(265)	(1.1)%
Change in fair value of long-term investment	2,750	205.4%	—	—	—	—	—
Interest income, net of interest expenses	2,409	179.9%	3,282	3.4%	1,172	180	0.7%
Foreign currency exchange gains (losses), net	960	71.7%	51	0.1%	(1,053)	(161)	(0.6)%
Income (Loss) from continuing operations before income taxes	(68,053)	(5,082.4)%	(141,262)	(144.5)%	(110,853)	(16,989)	(68.4)%
Income tax benefit	—	—	(7,150)	(7.3)%	(10,268)	(1,574)	(6.3)%
Income (Loss) from continuing operations, net of income taxes	(68,053)	(5,082.4)%	(134,112)	(137.2)%	(100,585)	(15,415)	(62.0)%
Loss from operations of discontinued operations, net of income taxes	(18,951)	(1,415.3)%	—	—	—	—	—
Gain from disposal of discontinued operations, net of income taxes	937,606	70,022.9%	4,894	5.0%	—	—	—
Income from discontinued operations, net of income taxes	918,655	68,607.5%	4,894	5.0%	—	—	—
Net income (loss)	850,602	63,525.2%	(129,218)	(132.2)%	(100,585)	(15,415)	(62.0)%
Net income (loss) attributable to ATA Creativity Global	854,926	63,848.1%	(122,254)	(125.0)%	(92,198)	(14,130)	(56.9)%

	For the fiscal year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Basic and diluted earnings (loss) per common share	18.25	(2.52)	(1.57)	(0.24)

Fiscal Year Ended December 31, 2020 Compared to Fiscal Year Ended December 31, 2019

Net Revenues

Our total net revenues increased by RMB 64.4 million, or 65.9%, to RMB 162.2 million ($24.9 million) in the fiscal year ended December 31, 2020 from RMB 97.8 million in the fiscal year ended December 31, 2019, primarily due to the fact that net revenues of prior-year period include approximately five months of contributions from the Huanqiuyimeng business as the Company obtained the control of Huanqiuyimeng on August 6, 2019. Net revenues of RMB 158.7 million was contributed by Huanqiuyimeng business for the year ended December 31, 2020, out of which RMB 113.2 million was generated from our primary service line of portfolio training services, whereas net revenues of RMB 91.4 million was contributed by the acquired Huanqiuyimeng business for the Partial Year 2019, out of which RMB 63.8 million was generated from our primary service line of portfolio training services.

Cost of revenues

Our cost of revenues increased by RMB 36.6 million, or 59.1%, to RMB 98.5 million ($15.1 million) in the fiscal year ended December 31, 2020 from RMB 61.9 million in the fiscal year ended December 31, 2019, primarily due to the same reason as stated above for net revenues. Cost of revenues of RMB 93.9 million was contributed from the Huanqiuyimeng business for the year ended December 31, 2020, out of which RMB 71.7 million was incurred by our portfolio training services, whereas cost of revenues of RMB 56.1 million was contributed from the acquired Huanqiuyimeng business for the Partial Year 2019, out of which RMB 40.4 million was incurred by our portfolio training services.

Gross Profit (Loss)

Our gross profit increased by RMB 27.7 million, or 77.5%, to RMB 63.6 million ($9.8 million) in the fiscal year ended December 31, 2020 from RMB 35.9 million in the fiscal year ended December 31, 2019. The increase was primarily because a full year operation from the Huanqiuyimeng business was included into our consolidated financial statements in the fiscal year ended December 31, 2020, compared with a partial year contribution from Huanqiuyimeng business being included into the consolidated financial statements in 2019 since Acquisition Date.

Operating Expenses

General and administrative expenses. Our general and administrative expenses increased by RMB 18.2 million, or 22.2%, to RMB 100.1 million ($15.3 million) in the fiscal year ended December 31, 2020 from RMB 81.9 million in the fiscal year ended December 31, 2019, primarily due to general and administrative expenses of RMB 63.0 million incurred by Huanqiuyimeng for a full year 2020, compared with RMB 37.6 million incurred by Huanqiuyimeng for Partial Year 2019, which mainly consists of salaries and share-based compensation expenses paid to our administrative and management personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 19.4 million, or 56.8%, to RMB 53.5 million ($8.2 million) in the fiscal year ended December 31, 2020 from RMB 34.1 million in the fiscal year ended December 31, 2019, primarily due to sales and marketing expenses of RMB 53.1 million incurred by Huanqiuyimeng for a full year 2020, compared with RMB 29.1 million incurred by Huanqiuyimeng for Partial Year 2019, which primarily consists of salaries, compensations, and performance-linked bonuses for our sales and marketing personnel, commission expenses for sales channels, online channel platform expenses as well as other sales expenses including meeting and conference expenses, advertising and promotion expenses, traveling and entertainment expenses, etc..

Research and development expenses. Our research and development expenses decreased by RMB 3.0 million, or 25.3%, to RMB 8.8 million ($1.4 million) in the fiscal year ended December 31, 2020 from RMB 11.8 million in the fiscal year ended December 31, 2019, primarily due to decrease in labor costs of RMB 2.5 million resulting from the reduction in head counts of the research and development department.

Impairment Loss of Intangible Assets and Other Non-current Assets. Impairment loss of intangible assets and other non-current assets decreased by RMB 5.8 million, or 65.1%, to RMB 3.1 million ($0.5 million) in the fiscal year ended December 31, 2020 from RMB 8.9 million in the fiscal year ended December 31, 2019. We recorded a full impairment loss of intangible assets of RMB 3.1 million for the education assessment careware of Muhua Shangce as no cash inflows are anticipated from this intangible asset as at the end of December 31, 2020. Impairment loss of RMB 8.9 million was recorded for the software platform developed under Project Shuang Chuang to reduce carrying amount of the relevant assets for this project to zero in the year ended December 31, 2019.

Provision for Loan Receivable and Other Receivables. We recorded provision of RMB 5.9 million ($0.9 million) and RMB 17.4 million for loan receivable and other receivables due from Beijing Biztour in the fiscal year ended December 31, 2020 and 2019 respectively. As of December 31, 2019, we assessed the collectability of the loan receivable and other receivables and used the fair value of real estate adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million for the year ended December 31, 2019. We deem the likelihood of collecting the outstanding balance remote and recorded an impairment of RMB 5.9 million to reduce the balance to zero for the year ended December 31, 2020.

Impairment Loss of Long-term Investments

Impairment loss of long-term investments decreased by RMB 25.1 million or 93.6%, to RMB 1.7 million ($0.3 million) in the fiscal year ended December 31, 2020 from RMB 26.8 million in the fiscal year ended December 31, 2019. Impairment loss of RMB 1.7 million ($0.3 million) recorded in the fiscal year ended December 31, 2020 was associated with two of our long-term investments, which encountered decline in operation results caused by COVID-19 pandemic and shortage of working capital resulted from continuous negative operating cash flows in the fiscal year ended December 31, 2020. The impairment loss of RMB 26.8 million recorded was related to two of our strategic investments, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows for the year ended December 31, 2019.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 1.2 million ($0.2 million) in the fiscal year ended December 31, 2020 from RMB 3.3 million in the fiscal year ended December 31, 2019, primarily due to decreased interest income derived from lower rate of return of interest on lower average cash balance compared with prior year period.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange losses of RMB 1.1 million ($0.2 million) in the fiscal year ended December 31, 2020, compared to a net income of RMB 51,476 in the fiscal year ended December 31, 2019.

Income Tax Benefit

Income tax benefit increased by RMB 3.1 million, or 43.6% to RMB 10.3 million ($1.6 million) in the fiscal year ended December 31, 2020 from RMB 7.1 million in the fiscal year ended December 31, 2019. The income tax benefit recorded in both fiscal years was primarily related to effects of amortization of the difference between tax basis and accounting basis of the intangible assets and deferred revenues recorded in connection with Huanqiuyimeng Acquisition.

Income (Loss) from Continuing Operations, net of Income Taxes

Loss from continuing operations, net of income taxes, for the fiscal year ended December 31, 2020, was RMB 100.6 million ($15.4 million), as compared to RMB 134.1 million in the prior year period.

Net Income (Loss)

As a result of the above factors, we had net loss of RMB 100.6 million ($15.4 million) in the fiscal year ended December 31, 2020, compared to net loss of RMB 129.2 million in the fiscal year ended December 31, 2019.

We had basic and diluted loss per common share of RMB 1.57 ($0.24) in the fiscal year ended December 31, 2020 compared to basic and diluted loss per common share of RMB 2.52 in the fiscal year ended December 31, 2019.

Fiscal Year Ended December 31, 2019 Compared to Fiscal Year Ended December 31, 2018

Net Revenues

Our total net revenues increased by RMB 96.5 million, or 7,201.7%, to RMB 97.8 million in the fiscal year ended December 31, 2019 from RMB 1.3 million in the fiscal year ended December 31, 2018, primarily due to the net revenues of RMB 91.4 million contributed by the acquired Huanqiuyimeng business for the Partial Year 2019, out of which RMB 63.8 million was generated from our primary service line of portfolio training services.

Cost of revenues

Our cost of revenues increased by RMB 57.7 million, or 1,356.5%, to RMB 61.9 million in the fiscal year ended December 31, 2019 from RMB 4.3 million in the fiscal year ended December 31, 2018, primarily due to the cost of revenues of RMB 56.1 million contributed from the acquired Huanqiuyimeng business for the Partial Year 2019, out of which RMB 50.4 million was generated from our portfolio training services, research-based learning services and overseas study counselling services.

Gross Profit (Loss)

Our gross profit increased by RMB 38.8 million, or 1,331.3%, to RMB 35.9 million in the fiscal year ended December 31, 2019 from gross loss of RMB 2.9 million in the fiscal year ended December 31, 2018. The increase was primarily contributed by gross profit amounting to RMB 35.3 million of the acquired Huanqiuyimeng business, whose Partial Year 2019 operation results were incorporated into our consolidated financial statements after the Acquisition Date.

Operating Expenses

General and administrative expenses. Our general and administrative expenses increased by RMB 38.4 million, or 88.3%, to RMB 81.9 million in the fiscal year ended December 31, 2019 from RMB 43.5 million in the fiscal year ended December 31, 2018, primarily due to general and administrative expenses of RMB 37.6 million incurred by Huanqiuyimeng for the Partial Year 2019, which consists primarily of salaries and share-based compensation expenses paid to our administrative and management personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and marketing expenses. Our sales and marketing expenses increased by RMB 28.5 million, or 512.4%, to RMB 34.1 million in the fiscal year ended December 31, 2019 from RMB 5.6 million in the fiscal year ended December 31, 2018, primarily due to sales and marketing expenses of RMB 29.1 million incurred by Huanqiuyimeng for the Partial Year 2019, which primarily consists of salaries, compensations, and performance-linked bonuses for our sales and marketing personnel, commission expenses for sales channels, online channel platform expenses as well as other sales expenses including meeting and conference expenses, advertising and promotion expenses, traveling and entertainment expenses, etc.

Research and development expenses. Our research and development expenses decreased by RMB 7.8 million, or 39.7%, to RMB 11.8 million in the fiscal year ended December 31, 2019 from RMB 19.6 million in the fiscal year ended December 31, 2018, primarily due to decrease in labor costs of RMB 6.1 million resulting from the reduction in head counts of the research and development department.

Impairment Loss of Intangible Assets and Other Non-current Assets. We recorded an impairment loss of intangible assets and other non-current assets of RMB 8.9 million for the software platform developed under Project Shuang Chuang in the year ended December 31, 2019, primarily because we anticipate no cash inflow nor alternative use from the platform in the near future. Therefore, full impairment was recorded to reduce carrying amount of the relevant assets recognized for this project to zero as of December 31, 2019.

Provision for Loan Receivable and Other Receivables. Our provision for loan receivable and other receivables increased by RMB 17.4 million, or 100.0%, in the fiscal year ended December 31, 2019 from RMB nil in the fiscal year ended December 31, 2018. We provided a loan of $2.0 million and advances of approximately RMB 7.5 million to Beijing Biztour, a company we previously anticipated to acquire. The acquisition was terminated by us in March 2019 due to certain closing conditions were not met by its selling shareholder. As of December 31, 2019, we assessed the collectability of the loan receivable and other receivables due from Beijing Biztour and used the fair value of real estate adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million for the year ended December 31, 2019.

Impairment Loss of Long-term Investments

Our impairment loss of long-term investments increased by RMB 20.4 million, or 320.2%, to RMB 26.8 million in the fiscal year ended December 31, 2019 from RMB 6.4 million in the fiscal year ended December 31, 2018. We recorded an impairment loss of RMB 26.8 million in the fiscal year ended December 31, 2019 related to impairment charges associated with two of our strategic investments, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows in the fiscal year ended December 31, 2019.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses increased to RMB 3.3 million in the fiscal year ended December 31, 2019 from RMB 2.4 million in the fiscal year ended December 31, 2018, primarily due to increased interest income derived from higher rate of return of interest on our average cash balance.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange income of RMB 51,476 in the fiscal year ended December 31, 2019, compared to a net income of RMB 1.0 million in the fiscal year ended December 31, 2018.

Income Tax Benefit

We had an income tax benefit of RMB 7.1 million in the fiscal year ended December 31, 2019, compared to income tax expense of RMB nil in the fiscal year ended December 31, 2018. The income tax benefit recorded in the fiscal year ended December 31, 2019 was related to effects of amortization of the difference between tax basis and accounting basis of the intangible assets and deferred revenues recorded in connection with Huanqiuyimeng Acquisition.

Income (Loss) from Continuing Operations, net of Income Taxes

Loss from continuing operations, net of income taxes, for the fiscal year ended December 31, 2019, was RMB 134.1 million, as compared to RMB 68.1 million in the prior period.

Net Income (Loss)

As a result of the above factors, we had net loss of RMB 129.2 million in the fiscal year ended December 31, 2019, compared to net income of RMB 850.6 million in the fiscal year ended December 31, 2018.

We had basic and diluted loss per common share of RMB 2.52 in the fiscal year ended December 31, 2019 compared to basic and diluted earnings per common share of RMB 18.25 in the fiscal year ended December 31, 2018.

B. Liquidity and Capital Resources

We have financed our working capital and capital expenditure needs primarily through cash generated from operating activities and proceeds received from the Private Placement.

As of December 31, 2020, we had RMB 112.7 million ($17.3 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts related international education services may cause material fluctuations in our cash generated from operations. See Item 5.A. “Operating and Financial Review and Prospectus—Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended December 31, 2018, 2019 and 2020:

	For the fiscal year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(312,627)	(57,876)	(27,874)	(4,271)
Net cash provided by (used in) investing activities	1,201,736	(36,945)	(19,090)	(2,926)
Net cash provided by (used in) financing activities	(949,894)	57,566	6,303	966
Effect of foreign exchange rate changes on cash	(4,720)	867	(814)	(125)
Net decrease in cash	(65,505)	(36,388)	(41,475)	(6,356)
Cash and cash equivalents at beginning of the year	256,091	190,586	154,198	23,632
Cash and cash equivalents at end of the year	190,586	154,198	112,723	17,276

Operating Activities

Net cash used in operating activities was RMB 27.9 million ($4.3 million) in the fiscal year ended December 31, 2020, mainly attributable to cash collection from sales of RMB 209.8 million, including RMB 205.2 million from the acquired Huanqiuyimeng operations and RMB 4.6 million from other services (primarily from the K-12 education assessment services income and rental income), partially netting off by cash paid for payroll and compensation expenses of RMB 141.1 million and cash paid for other cost and operating expenses of RMB 96.6 million.

Net cash used in operating activities was RMB 57.9 million in the fiscal year ended December 31, 2019, mainly attributable to cash collection from sales of RMB 122.6 million, including RMB 112.0 million from the acquired Huanqiuyimeng operations and RMB 10.6 million from other services (primarily from the K-12 education assessment services income and rental income), partially netting off by cash paid for payroll and compensation expenses of RMB 84.0 million and cash paid for other cost and operating expenses of RMB 96.5 million.

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

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2020 of RMB 19.1 million ($2.9 million) was primarily attributable to cash payment of RMB 15.0 million to the prior minority shareholder of Huanqiuyimeng in connection with Huanqiuyimeng Acquisition and payments of RMB 4.1 million in connection with renovation in various training centers.

Net cash used in investing activities in the fiscal year ended December 31, 2019 of RMB 36.9 million was primarily attributable to cash payment of RMB 34.7 million made in the Huanqiuyimeng Acquisition (less cash acquired), cash payment of RMB 1.3 million for purchasing property and equipment, cash payment of RMB 6.0 million invested in Xiaozhi, netting off by RMB 4.9 million legal and consulting fee reimbursement received in the fiscal year ended December 31, 2019 associated with the sale of the ATA Online Business.

Net cash provided by investing activities in the fiscal year ended December 31, 2018 of RMB 1,201.7 million was primarily attributable to net proceeds from the disposal of discontinued operations of RMB 1,223.0 million.

Financing Activities

Net cash provided by financing activities in the fiscal year ended December 31, 2020 of RMB 6.3 million ($1.0 million) was primarily attributable to RMB 8.5 million proceeds received from the private placement and RMB 19.6 million received from the short-term loans, which was partially offset by repayments of RMB 17.8 million for the short-term loans and payment of RMB 4.0 million for the repurchase of our ADS from the open market.

Net cash provided by financing activities in the fiscal year ended December 31, 2019 of RMB 57.6 million was primarily attributable to RMB 61.7 million received from private placement and RMB 5.0 million capital increase of Muhua Shangce contributed by non-controlling shareholder, netting off by RMB 9.0 million repayment of short-term loans assumed in connection with the Huanqiuyimeng Acquisition.

Net cash used in financing activities in the fiscal year ended December 31, 2018 of RMB 949.9 million was primarily attributable to a special cash dividend paid to our shareholders.

Indebtedness

Huanqiuyimeng has entered into several loan agreements with banks amounting to RMB 14.0 million as of the Acquisition Date to finance part of the operating costs and expenses. As of December 31, 2020, the outstanding balance of bank borrowings was RMB 2.0 million. As of the date of this annual report, we have fully repaid the bank borrowings of RMB 2.0 million. Besides, in order to support its daily operations during COVID–19, Muhua Shangce obtained short-term borrowings from several parties. All the terms of such outstanding loans are within one year. Other than such loans, we do not have any other outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended December 31, 2018	For the fiscal year ended December 31, 2019	For the fiscal year ended December 31, 2020
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	9,356	1,285	4,910	753

Historically, our capital expenditures have been made primarily for leasehold improvements, software, computer and office equipment.

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries is Renminbi. As of December 31, 2020, we had RMB 112.7 million ($17.3 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar-denominated royalty payments prior to the sale of the ATA Online Business, while the non-Renminbi portion of our expenditures primarily consists of professional fees and royalty payments, either denominated in U.S. dollars or Hong Kong dollars. After the sale of the ATA Online Business, the non-Renminbi portion of our revenues primarily consists of U.S. dollar and British Pound denominated referral fees paid by overseas schools, institutions and their admission agents as well as service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for research-based learning services, either denominated in U.S. dollars, British Pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

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

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 5 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities. After the completion of the Huanqiuyimeng Acquisition in 2019, our prior research and development policies applicable to our historically operated computer-based testing services, online education services and other related services do not apply anymore.

D. Trend Information

Other than as disclosed elsewhere in this annual report and the COVID-19 outbreak (see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results”) and the relationship between China and the United States (see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— Our business, financial performance and results of operations may be adversely affected by deterioration of the relation between China and the United States”), we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	46,450	18,162	19,152	9,136	—
Other commitments (2)	10,000	10,000	—	—	—

(1)

Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date of this annual report through December 2023 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

(2)

On April 27, 2017, we entered into a five-year agreement with Tsinghua University, under which we will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million. As of the date of this annual report, RMB 10.0 million is still outstanding and will be paid in the following one year.

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

Name	Age	Position
Xiaofeng Ma	57	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	48	President and Director
Andrew Yan	63	Director
Hope Ni	48	Director
Alec Tsui	71	Director
Zhilei Tong	46	Director
Amy Tung	49	Chief Financial Officer

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

Andrew Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Resources Land Limited; an independent director of 360 DigiTech, Inc. (former called 360 Finance, Inc.) and a director of Shenzhen Appotronics Corporation Ltd.. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni is an independent director of ATA Creativity Global. Ms. Ni currently serves on the boards of Digital China Holdings Ltd. (Stock code: 00861.HK), Cogobuy Group (listed on the Main Board of The Stock Exchange of Hong Kong) and Ucloudlink Group Inc. (NASDAQ: UCL). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and has also served as director on the board of directors of ATA Online from July 2015 to August 2018. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong and on the Nasdaq Global Market, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Melco Resorts & Entertainment Limited and Hua Medicine. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Zhilei Tong is a director of our board. Mr. Tong founded COL Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of COL Digital Publishing Group Co., Ltd. He is also the executive director of Jianshui Wenrui Enterprise Management Consulting Co., Ltd., the executive director and CEO of Beijing COL Culture Media Co., Ltd., the executive director and CEO of Beijing COL Education Technology Development Co., Limited, the executive director of Shanghai COL Culture Development Co., Ltd., the chairman of Hangzhou COL Information Technology Co., Ltd., the executive director of COL (Tianjin) Culture Development Co., Ltd., the chairman of COL (Tianjin) Culture and Education Industry Investment Management Co., Ltd., the executive director of Hubei COL Digital Publishing Co., Ltd., the executive director of Guangzhou Siyuetian Information Technology Co., Ltd., the executive director of Beijing Tangyuan and its partners Network Technology Co., Ltd., the executive director of COL Group Co., Limited, the executive director of Chinese Online Anti-Piracy Union Limited, the director of ATA Online (Beijing) Education Technology Co., Ltd., the chairman of Crazy Maple Studio, the deputy president of Asia America Multi-technology Association, the vice-chairman of China Audio-video and Digital Publishing Association, and the vice president of China Editorial Association. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from Tsinghua University.

Amy Tung is our Chief Financial Officer, having assumed such role on April 1, 2017. She also served as chairman on the supervisory board of ATA Online from July 2015 to August 2018. Ms. Tung has been with the Company since 2006, serving in roles previously include the assistant to the CEO and vice president/financial controller. Prior to her service with ACG, Ms. Tung has held various financial and accounting positions with Bayer Healthcare Limited in Hong Kong, BEA Systems (Hong Kong) Limited, Bureau Veritas Consumer Products Services (Hong Kong) Limited, Agilent Technologies Hong Kong Limited, and Compaq Computer Limited. Ms. Tung received her master’s degree in financial engineering from Columbia University and her MBA and bachelor’s degree in computer science from the Chinese University of Hong Kong. She is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

B. Compensation

For the fiscal year ended December 31, 2020, we and our subsidiaries paid aggregate cash compensation of approximately RMB 7.2 million ($1.1 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool on each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2020, 8,047,386 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

We have issued share options and restricted shares under the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan to selected directors, officers, employees and individual consultants and advisors. The contractual term of these options is mostly for ten years.

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

The table below sets forth the share option issued and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Issuance	Vesting Start Date	Date of Expiration
Amy Tung	200,000	$0.578	November 6, 2018	November 6, 2018	November 5, 2028
Jun Zhang*	1,698,790	$1.2611	August 6, 2019	N/A	August 5, 2029

*One fourth (1/4) of the total number of common shares of the Company subject to the option of Jun Zhang (the “First Tranche”) shall vest on April 1, 2021, on the condition that specific performance target is achieved for fiscal year 2020. As the specific performance target is not achieved for fiscal year 2020, the vesting of the First Tranche of the option of Jun Zhang will be delayed to the following or subsequent anniversary of April 1, 2021 until the specific performance target is achieved. The vesting schedule and the targets of the remaining three-quarters (3/4) of the common shares of the Company subject to the option of Jun Zhang shall be further determined by the compensation committee upon the achievement of the aforementioned target for the First Tranche of the option of Jun Zhang.

Restricted Shares

Name	Restricted Shares	Date of Grant	Vesting Start Date
Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	90,000	February 10, 2015	February 10, 2015
	133,000	January 17, 2017	January 17, 2017
	1,469,460	December 19, 2018	December 19, 2018
Andrew Yan	100,000	May 30, 2011	June 1, 2011
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
Hope Ni	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
Alec Tsui	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
Zhilei Tong	200,000	November 6, 2018	November 6, 2018
Amy Tung	30,000	February 16, 2012	February 17, 2012
	10,000	June 13, 2013	June 13, 2013
	100,000	January 17, 2017	January 17, 2017
	100,000	December 19, 2018	December 19, 2018

C. Board Practices

Duties of Directors

Under Cayman Islands Act, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	issuing authorized but unissued shares;
•	declaring dividends and distributions;
•	exercising the borrowing powers of our company and mortgaging the property of our company;
•	approving the transfer of shares of our company, including the registering of such shares in our share register; and
•	exercising any other powers conferred by the shareholders’ meetings or under our fourth amended and restated memorandum and articles of association.

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Yan and Jun Zhang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class B directors Andrew Yan and Jun Zhang were retired from office and were re-elected at our 2020 annual general meeting. Our class A director Zhilei Tong will retire from office and will be eligible for re-election at our 2021 annual general meeting. Our chief executive officer, which currently is Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

Nominations Committee

Our nominations committee consists of Xiaofeng Ma, Andrew Yan and Alec Tsui. Xiaofeng Ma is the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.

Our nominations committee is responsible for, among other things:

•	seeking and evaluating qualified individuals to become new directors as needed;
•	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and
•	evaluating the nature, structure and composition of other board committees.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, http://www.atai.net.cn. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our fourth amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

We had 101, 768 and 580 employees as of December 31, 2018, 2019 and 2020 in China, respectively. As of December 31, 2020, we had 156 employees in teaching, 96 employees in teaching administration and affairs (among which are 5 permanent employees who are supplemented by professional art teachers focusing on research and curriculum development), 185 employees in sales and marketing, 21 in research and development and 122 in general and administrative functions.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 6, 2021 by:

•	each person known to us to own beneficially more than 5% of common shares, and
•	each of our directors and executive officers

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Xiaofeng Ma(3)	25,160,508	39.7%
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Amy Tung	*	*
Jun Zhang(4)	9,360,000	14.8%
Directors and Executive Officers Combined	36,271,446	57.1%
Principal Shareholders:
Joingear Limited(5)	18,427,074	29.1%
HSBC International Trustee Limited(6)	9,804,588	15.5%
Able Knight Development Limited(3)	4,998,988	7.9%
Alpha Advantage Global Limited(7)	4,717,100	7.4%
Jiangong Zhao(7)	4,717,100	7.4%
Arts Consulting Limited(8)	9,360,000	14.8%
CL-TCC(9)	5,662,634	8.9%
Pengjian Shi(9)	5,662,634	8.9%
TCC Management Limited(9)	5,662,634	8.9%

* Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 6, 2021.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 6, 2021. The total number of our common shares outstanding as of April 6, 2021 is 63,402,376.

(3)

Includes (i) 1,734,446 common shares held by Xiaofeng Ma, (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company wholly-owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Xiaofeng Ma as the settlor and certain family members of Xiaofeng Ma as the beneficiaries, and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 100% of its issued and outstanding share capital owned by Xiaofeng Ma. Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

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

(5)

Includes 18,427,074 common shares held by Joingear Limited, based on Schedule 13D/A Amendment No. 8 filed jointly by Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on May 21, 2020. Joingear Limited is a British Virgin Islands company. Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited.

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

(8)	Based on a Schedule 13D/A filed jointly by Jun Zhang and ArtsCL on May 21, 2020. ArtsCL is a British Virgin Islands company. Jun Zhang is the sole director of ArtsCL.
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

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and Item 6.D. “Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of April 6, 2021, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

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

On December 24, 2019, we completed a transaction (the “PIPE Transaction”) in connection with private placement of 5,662,634 common shares to CL-TCC for an aggregate price of US$10,022,862, or US$1.77 per share. CL-TCC is a company focusing on investments in the cultural and education industry. We plan to use the proceeds from the PIPE Transaction to fund our day-to-day operations and M&A activities. In connection with the PIPE Transaction, we also entered into an Investor Rights Agreement dated December 15, 2019 (the “IRA”) with CL-TCC. Under the IRA, without the prior written consent of the Company, CL-TCC shall not, directly or indirectly, (i) sell, transfer or assign the common shares purchased by CL-TCC within two years following the date of the IRA, (ii) transfer the common shares purchased by CL-TCC to competitors of the Company, or (iii) acquire additional securities of the Company that will result in CL-TCC and its controlled affiliates holding more than 30% of the Company’s outstanding share capital on a fully-diluted basis. CL-TCC was also granted preemptive rights to ratably subscribe for new securities of the Company in any future private placement of the Company as long as it holds no less than 5% of the share capital of the Company on an as-converted and fully-diluted basis. Additionally, Mr. Xiaofeng Ma and his holding entities (together, the “Undertaking Shareholders”) issued an Undertaking Letter dated December 15, 2019 (the “Undertaking”) in connection with the PIPE Transaction, pursuant to which, the Undertaking Shareholders shall not, without the prior written consent of the Company, sell, directly or indirectly, any securities of the Company during the period commencing on the date of the Undertaking and ending on, and including, the earlier of (i) the second anniversary of the date of the Undertaking, or (ii) the date on which CL-TCC transfers, assigns or disposes of more than 50% of the common shares purchased by CL-TCC.

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

Purchase of Online Education Platform Services from an Affiliate Company

The Company has subscribed services of online educational platform provided by an affiliate company, EEO Empower Education Online Co., Ltd. (“EEO”), to support its online delivery of credit hours and other relevant services from January to June 2020. Cost of revenues in the amount of RMB 115,968 was recognized for the services purchased during the period.

Muhua Shangce’s Loans and Guarantees

Amounts Due to a Related Party

The CEO, director and shareholder of the Group, Mr. Xiaofeng Ma has offered interest-free personal funding support of RMB 431,000 and RMB 200,000 to Muhua Shangce, the majority owned subsidiary of the Group, on March 5 and March 30, 2020 respectively, to support its operational cash needs during COVID-19, which became due in September 2020 and was extended for one year to September 2021. As of December 31, 2020, the outstanding balance was RMB 631,000.

Joint Liability Guarantee provided by Mr. Xiaofeng Ma

Muhua Shangce has borrowed RMB 3.0 million from a third-party company at an annual interest rate of 4.35% in April 2020, for which the Group’s CEO and Director, Mr. Xiaofeng Ma, has provided a joint liability guarantee.

Amounts Due to a Company Controlled by a Related Party

In November 2020, a partnership controlled by the Group’s CEO and Director, Mr. Xiaofeng Ma provided a ten-month interest-free loan of RMB 500,000 to Muhua Shangce. As of December 31, 2020, the outstanding balance was RMB 500,000.

Expenses paid to a Related Company on behalf of Huanqiuyimeng

From January 1, 2020 to May 14, 2020, before Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”) became a wholly owned subsidiary of the Company, Huanqiuyimeng prepaid RMB 672,254 to Shanghai Aixue, a company previously owned by president Mr. Jun Zhang and one of the employees, and Shanghai Aixue paid a total amount of RMB 483,902 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng.

From the Acquisition Date to December 31, 2019, Huanqiuyimeng prepaid RMB 1,038,494 to Shanghai Aixue, and Shanghai Aixue paid a total amount of RMB 1,037,126 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng. As of December 31, 2019, the outstanding balance was RMB 1,368 due from Shanghai Aixue, which is unsecured, interest free and repayable on demand.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

Our consolidated financial statements are included at the end of this annual report.

Legal Proceedings

1. Beijing litigation

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to a lawsuit filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business (for details of the sale of the ATA Online Business, see “Item 4. Information on the Company—A. History and Development of the Company”). The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

The plaintiffs claimed that the sale of the ATA Online Business was a related-party transaction or a self-dealing transaction, for which approval by unrelated shareholders is required and the board of the directors of the Company did not have the right to approve such transaction; the plaintiffs also claimed that the ATA Online Business was worth more than the consideration of US$200.0 million paid by the buyer group, and thus the sale of ATA Online Business has caused losses to the plaintiffs as shareholders of the Company. The plaintiffs are requesting that the Beijing Intermediate Court rule that (i) all board resolutions of the Company regarding the sale of the ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma shall compensate the loss incurred by Alpha and Dynamic from the Company’s sale of the ATA Online Business for RMB 95.0 million and RMB 5.0 million, respectively; and (iii) the Company and Mr. Xiaofeng Ma shall jointly bear the attorney’s fees of Alpha and Dynamic for RMB 1.5 million and RMB 0.5 million, respectively, and other litigation costs.

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, these two cases will be heard by the Beijing Intermediate Court. While the Company does not believe the plaintiffs have any merit in their claims, the Company is actively preparing for the foregoing suits, and both cases have not yet been heard by the Beijing Intermediate Court as of the date of this annual report.

2. Ningbo litigation (such case has been transferred to Beijing Intermediate Court)

In March 2020, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Mr. Xiaofeng Ma, certain entities controlled by management members of the ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s director Zhilei Tong, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (2) Mr. Xiaofeng Ma, the entities controlled by the management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (3) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RMB 15.0 million and other litigation costs.

The case was transferred by the Ningbo City Intermediate People’s Court to Beijing Intermediate Court for further proceeding. As of the date of this annual report, the case has not yet been heard.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Price Range of Our ADSs

Our ADSs are listed for trading on the Nasdaq Global Market under the symbol “AACG”.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our fourth amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-148512) originally filed with the SEC on January 8, 2008, as amended. At our 2020 Annual General Meeting of Shareholders held on December 18, 2020, it was resolved as a special resolution that our third amended and restated memorandum and articles of association be amended and restated into fourth amended and restated memorandum and articles of association to permit electronic and hybrid shareholders’ meetings and make certain updates and editorial changes.

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

Dividend Distributions

We have adopted a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future Chinese subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our Chinese subsidiaries. Chinese legal restrictions permit payments of dividends by our Chinese subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with Chinese accounting standards and regulations. Our Chinese subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. For the year ended December 31, 2020, our Chinese subsidiaries allocated RMB 27,363 ($4,194) to the general reserve fund. Any limitations on the ability of our Chinese subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Pursuant to Section 6 of the Tax Concessions Act (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including regulations that were promulgated in July 2019 and were finalized in January 2021, and it is unclear whether this exception would apply to us, if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

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

Foreign Currency Risk

Because majority of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of Renminbi against the U.S. dollar depreciated approximately 5.0% in 2018, depreciated approximately 1.6% in 2019 and appreciated approximately 6.8% in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. Primarily as a result of the depreciation of the Renminbi against the U.S. dollar, the translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL to Renminbi during consolidation resulted in translation gains of RMB 53,445 ($8,191) which we recognized as a component of other comprehensive income for the fiscal year ended December 31, 2020. If the Renminbi against U.S. dollar as of December 31, 2020 had appreciated by 10% from 6.5249 to 5.9317 as of December 31, 2020, the other comprehensive income would have decreased by RMB 1,128,162 ($172,898) to be a loss. Further, we recognized a net foreign currency exchange loss of RMB 1,050,043 ($160,926) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2020 by 10% from 6.5249 to 5.9317 as of December 31, 2020, our foreign currency exchange loss would have increased by RMB 1,028,132 ($157,568).

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.1%, 2.9 % and 2.5% in the years 2018, 2019 and 2020, respectively. In February 2021, the year-over-year change in China’s consumer price index was negative 0.2%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

An ADS holder is required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
• Cancellation of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) cancelled
• Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 per share (or share equivalent) held
• Depositary services	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held on the applicable record date(s) established by the depositary

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $0.1 million during the fiscal year ended December 31, 2020.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, due to the material weakness described below, as of December 31, 2020, our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2020 because of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We fail to properly address complex accounting issues and related disclosures in accordance with U.S. GAAP due to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP to operate relevant key controls over the financial reporting process.

We have implemented and plan to implement certain measures to address the material weakness, including: (i) utilizing and hiring more qualified resources including external consultants, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications in dealing with complex accounting issues to strengthen the financial reporting function, (ii) conducting regular and continuous training programs for our accounting and financial reporting personnel, and (iii) establishing effective oversight for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.”

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the fiscal year ended
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
Audit fees(1)	3,126,438	2,989,518	458,164
Audit-related fees(2)	1,121,069	1,601,528	245,445

(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2019 and 2020 were limited procedures performed in relation to our quarterly financial information.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent registered public accounting firm, including the fees and terms thereof.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 14, 2020, our board of directors announced a new share repurchase program pursuant to which we would repurchase up to US$1.0 million worth of our ADSs on the open market and through privately negotiated transactions. The 2020 Share Repurchase Program was terminated on December 31, 2020 and as of such date we had repurchased 450,337 of our outstanding ADSs at an average stock price of US$1.2631 pursuant to the program.

The table below is a summary of the shares repurchased by us during the 2020 fiscal year. All ADSs were repurchased in the open market pursuant to the applicable share repurchase programs.

			(c) Total Number	(d) Maximum
			of ADSs	Approximate Dollar
	(a) Total	(b) Average	Purchased as Part	Value of ADSs that
	Number	Price	of	May Yet Be
	of ADSs	Paid per ADS	Publicly Announced	Purchased Under the
Period	Purchased	(US$)	Plan or Programs	Plan or Programs (US$)
May 2020	20,480	0.8544	20,480	982,501
June 2020	201,981	1.1515	201,981	749,922
July 2020	227,876	1.3987	227,876	431,194

Other than shown in the table above, there were no other repurchases during the fiscal year ended December 31, 2020.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Global Market, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (1)

2.1	Form of Common Share Certificate (2)

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (3)

2.3	Form of American depositary receipt evidencing American depositary shares (4)

2.4*	Description of Securities

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited (5)

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement (6)

4.3	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of December 30, 2016) (7)

4.4	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of October 26, 2018) (8)

4.5	Form of Indemnification Agreement between the Registrant and its directors (9)

4.6	Framework Agreement on Restructuring, dated May 20, 2015 (10)

4.7

Share Purchase Agreement among the Registrant, ATA Testing Authority (Holdings) Limited, Xing Wei Institute (Hong Kong) Limited, ATA Learning (Beijing) Inc., Delta Horizon Limited, Alpha Metric Horizon Limited, New Beauty Holdings Limited, Xiaofeng Ma and other parties listed therein, dated February 6, 2018 (11)

4.8	Loan Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (12)

4.9*	Equity Transfer Agreement between Haichang Xiong and Jun Zhang, dated August 12, 2020

4.10	Loan Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018 (13)

4.11*	Loan Agreement between ATA Education Technology (Beijing) Limited and Jun Zhang, dated August 12, 2020

4.12	Call Option and Cooperation Agreement among ATA Testing Authority (Beijing) Limited, Xiaofeng Ma, Haichang Xiong and ATA Intelligent Learning (Beijing) Technology Limited, dated March 15, 2018 (14)

4.13*	Call Option and Cooperation Agreement among ATA Education Technology (Beijing) Limited, Xiaofeng Ma, Jun Zhang and ATA Intelligent Learning (Beijing) Technology Limited, dated August 12, 2020

4.14	Exclusive Technical Consulting and Services Agreement between ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (15)

4. 15	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (16)

4.16	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018 (17)

4.17*	Equity Interest Pledge Agreement between ATA Education Technology (Beijing) Limited and Jun Zhang, dated August 12, 2020

4.18	Power of Attorney by Xiaofeng Ma in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (18)

4.19	Power of Attorney by Haichang Xiong in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (19)

4.20*	Power of Attorney by Jun Zhang in favor of ATA Education Technology (Beijing) Limited, dated August 12, 2020

4.21

Supplementary Agreement to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated March 19, 2019 (20)

4.22

Supplementary Agreement II to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated April 20, 2019 (21)

4.23

Deed of Assignment among Ningbo Meishan Bonded Port Area Maikaiwen Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Zhenming Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Xinyi Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Qixin Equity Investment Management Partnership (LP), ZHUHAI LIHONGHUAYING EQUITY INVESTMENT PARTNERSHIP (LP), New Beauty Holdings Limited, Xiaofeng Ma, the Registrant, ATA Testing Authority (Holdings) Limited and ATA Learning (Beijing) Inc., dated June 27, 2018 (22)

4.24

Equity Transfer Agreement among the Registrant, Arts Consulting Limited, ACG International Group Limited, Beijing Huanqiuyimeng Education Consultation Corp., Jun Zhang, and Rui Deng, dated June 28, 2019 (23)

4.25	Consent Letter by Arts Consulting Limited, Jun Zhang and Rui Deng in favor of the Registrant, dated August 6, 2019 (24)

4.26	Letter by the Registrant in favor of Arts Consulting Limited, Jun Zhang and Rui Deng dated December 30, 2019 (25)

4.27	Subscription Agreement between the Registrant and CL-TCC, dated December 15, 2019 (26)

4.28	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (27)

8.1*	List of Subsidiaries

11.1	Code of Conduct (28)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Jincheng Tongda & Neal Law Firm

15.3*	Opinion of Jincheng Tongda & Neal Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2020.

(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.

(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.

(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674) filed with the Securities and Exchange Commission on January 24, 2017.

(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(10)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on June 24, 2015.

(11)	Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on February 6, 2018.

(12)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(13)	Incorporated by reference to Exhibit 4.19 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 12, 2018.

(14)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(15)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(16)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(17)	Incorporated by reference to Exhibit 4.23 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(18)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(19)	Incorporated by reference to Exhibit 4.25 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(20)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(21)	Incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.

(22)	Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on June 27, 2018.

(23)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on June 28, 2019.

(24)	Incorporated by reference to Exhibit 99.3 to Jun Zhang’s Report on Schedule 13-D (File No. 001-83689) filed with the SEC on August 15, 2019.

(25)	Incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.

(26)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.

(27)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.

(28)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Amy Tung
Name:	Amy Tung
Title:	Chief Financial Officer

Date: April 13, 2021

ATA Creativity Global

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ATA Creativity Global:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill in the overseas art study services reporting unit

As discussed in Note 9 to the consolidated financial statements, the Company has RMB 176,046,647 of goodwill in the overseas art study services reporting unit as of December 31, 2020. The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models.

We identified the valuation of goodwill in the overseas art study services reporting unit as a critical audit matter. The forecasted revenue growth rates, forecasted operating margins and the discount rate used to estimate the fair value of the reporting unit were challenging to test as they represented subjective determinations of future market and economic conditions that were sensitive to variation. Additionally, the audit efforts associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s process to assess the valuation of goodwill in the overseas art study services reporting unit. This included controls related to the determination of forecasted revenue growth rates, forecasted operating margins and discount rate used to estimate the fair value of the overseas art study services reporting unit. We assessed the Company’s ability to accurately forecast revenue growth rates and operating margins by comparing the reporting unit’s historical forecast on revenue growth rates and operating margins to actual results. We compared the reporting unit’s forecasted revenue growth rates and operating margins to historical results of the Company and forecasted revenue growth rates and operating margins of comparable companies using publicly available industry data. We performed sensitivity analysis over the forecasted revenue growth rates, forecasted operating margins and the discount rate to assess their impact on the Company’s impairment assessment. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it against discount rate that was independently developed using publicly available industry data and comparable companies information.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China

April 13, 2021

ATA CREATIVITY GLOBAL

Consolidated Balance Sheets

	Note	December 31, 2019	December 31, 2020	December 31, 2020
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		154,197,758	112,723,433	17,275,622
Accounts receivable, net		214,591	2,245,194	344,091
Subscription receivable	(18)	8,530,931	—	—
Prepaid expenses and other current assets	(4)	16,490,369	5,970,973	915,092
Loan receivable, net	(5)	4,126,502	—	—
Total current assets		183,560,151	120,939,600	18,534,805
Long-term investments	(6)	45,726,391	44,000,000	6,743,295
Property and equipment, net	(8)	42,070,794	38,119,216	5,842,025
Intangible assets, net	(9)	135,599,770	110,586,111	16,948,063
Goodwill	(9)	200,478,795	194,754,963	29,847,504
Other non-current assets		16,402,750	22,950,264	3,517,282
Right-of-use assets	(10)	40,786,291	41,779,086	6,402,925
Deferred income tax assets	(14)	11,464,891	2,491,792	381,884
Total assets		676,089,833	575,621,032	88,217,783
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of VIE without recourse to the Company of RMB nil and 71,562 as of December 31, 2019 and 2020, respectively)	(12)	47,747,054	47,020,182	7,206,160
Short-term loans	(11)	4,991,000	6,801,000	1,042,299
Payable for business acquisition (including payable for business acquisition of VIE without recourse to the Company of 19,642,082 and RMB 4,642,082 as of December 31, 2019 and 2020, respectively)	(3)	19,642,082	4,642,082	711,430
Lease liabilities-current	(10)	20,556,017	16,972,187	2,601,101
Deferred revenues	(13)	171,880,131	199,448,112	30,566,760
Total current liabilities		264,816,284	274,883,563	42,127,750
Lease liabilities-non-current	(10)	12,500,120	24,005,765	3,679,044
Deferred income tax liabilities	(14)	48,241,809	28,985,472	4,442,218
Total liabilities		325,558,213	327,874,800	50,249,012
Mezzanine equity-redeemable non-controlling interests	(15)	44,896,428	48,498,368	7,432,700
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 64,044,572 and 63,889,448 shares as of December 31, 2019 and 2020, respectively
Outstanding: 62,357,078 and 62,701,002 shares as of December 31, 2019 and 2020		4,692,312	4,716,675	722,862
Treasury shares—585,358 common shares as of December 31, 2019 and 2020, at cost		(27,737,073)	(11,625,924)	(1,781,751)
Additional paid-in capital		560,814,066	541,272,503	82,953,640
Accumulated other comprehensive loss		(37,478,167)	(37,424,722)	(5,735,590)
Accumulated deficits		(200,151,065)	(298,533,669)	(45,752,286)
Total shareholders’ equity attributable to ATA Creativity Global		300,140,073	198,404,863	30,406,875
Non-redeemable non-controlling interests		5,495,119	843,001	129,196
Total shareholders’ equity		305,635,192	199,247,864	30,536,071
Commitments and contingencies	(22)
Total liabilities, mezzanine equity and shareholders’ equity		676,089,833	575,621,032	88,217,783

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,
	Note	2018	2019	2020	2020
		RMB	RMB	RMB	USD
Net revenues	(13)	1,338,592	97,770,167	162,167,547	24,853,264
Cost of revenues		4,251,451	61,914,502	98,521,027	15,099,008
Gross profit (loss)		(2,912,859)	35,855,665	63,646,520	9,754,256
Operating expenses:
Research and development		19,594,484	11,817,255	8,832,488	1,353,638
Sales and marketing		5,570,169	34,112,212	53,500,051	8,199,242
General and administrative		43,507,856	81,923,516	100,097,849	15,340,667
Impairment loss of intangible assets and other non-current assets	(9)	—	8,932,439	3,120,425	478,226
Provision for loan receivable and other receivables	(5)	—	17,430,825	5,904,305	904,874
Total operating expenses		68,672,509	154,216,247	171,455,118	26,276,647
Other operating income, net		3,793,418	588,147	330,224	50,609
Loss from continuing operations		(67,791,950)	(117,772,435)	(107,478,374)	(16,471,782)
Other income (loss):
Loss on disposal of subsidiaries and others		—	(7,850)	(1,767,800)	(270,927)
Impairment loss of long-term investments	(6)	(6,380,802)	(26,814,507)	(1,726,391)	(264,581)
Change in fair value of long-term investments	(6)	2,750,000	—	—	—
Interest income, net of interest expenses		2,409,090	3,281,701	1,171,837	179,592
Foreign currency exchange gains (losses), net		960,188	51,476	(1,052,856)	(161,357)
Total other loss, net		(261,524)	(23,489,180)	(3,375,210)	(517,273)
Loss from continuing operations before income taxes		(68,053,474)	(141,261,615)	(110,853,584)	(16,989,055)
Income tax benefit	(14)	—	(7,149,119)	(10,268,836)	(1,573,768)
Loss from continuing operations, net of income taxes		(68,053,474)	(134,112,496)	(100,584,748)	(15,415,287)
Discontinued operations:	(25)
Loss from operations of discontinued operations, net of income taxes		(18,950,969)	—	—	—
Gain from disposal of discontinued operations, net of income taxes		937,605,948	4,894,197	—	—
Income from discontinued operations, net of income taxes		918,654,979	4,894,197	—	—
Net income (loss)		850,601,505	(129,218,299)	(100,584,748)	(15,415,287)
Net loss attributable to redeemable non-controlling interests from continuing operations		(3,181,199)	(2,820,682)	(2,582,632)	(395,806)
Net loss attributable to non-redeemable non-controlling interests from continuing operations		(1,132,602)	(4,143,628)	(5,804,084)	(889,515)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations		(10,608)	—	—	—
Net income (loss) attributable to ATA Creativity Global		854,925,914	(122,253,989)	(92,198,032)	(14,129,966)
Net loss from continuing operations attributable to ATA Creativity Global		(63,739,673)	(127,148,186)	(92,198,032)	(14,129,966)
Net income from discontinued operations attributable to ATA Creativity Global		918,665,587	4,894,197	—	—
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		(11,437,409)	810,197	53,445	8,191
Total other comprehensive income (loss)		(11,437,409)	810,197	53,445	8,191
Comprehensive income (loss)		839,164,096	(128,408,102)	(100,531,303)	(15,407,096)
Comprehensive loss attributable to redeemable non-controlling interests from continuing operations		(3,181,199)	(2,820,682)	(2,582,632)	(395,806)
Comprehensive loss attributable to non-redeemable non-controlling interests from continuing operations		(1,132,602)	(4,143,628)	(5,804,084)	(889,515)
Comprehensive loss attributable to non- redeemable non-controlling interests from discontinued operations		(10,608)	—	—	—
Comprehensive income (loss) attributable to ATA Creativity Global		843,488,505	(121,443,792)	(92,144,587)	(14,121,775)
Basic and diluted earnings (losses) per common share
attributable to ATA Creativity Global	(24)	18.25	(2.52)	(1.57)	(0.24)
Basic and diluted losses from continuing operations per common share attributable to ATA Creativity Global	(24)	(1.81)	(2.62)	(1.57)	(0.24)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Creativity Global	(24)	20.06	0.10	—	—

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Changes in Equity

	Common shares
	Number of shares	Amount	Treasury Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity attributable to ATA Creativity Global	Non- redeemable non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	45,796,886	3,534,871	(27,737,073)	389,897,690	(26,850,955)	25,884,905	364,729,438	343,296	365,072,734
Net income (loss)	—	—	—	—	—	854,925,914	854,925,914	(1,143,210)	853,782,704
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(11,437,409)	—	(11,437,409)	—	(11,437,409)
Share-based compensation	—	—	—	20,591,899	—	—	20,591,899	—	20,591,899
Issuance of common shares with net-settlement of employee individual income tax	—	—	—	(1,727,040)	—	—	(1,727,040)	—	(1,727,040)
Exercise of share options	—	—	—	1,433,441	—	—	1,433,441	—	1,433,441
Special cash dividend (Note 19)	—	—	—	—	—	(946,613,862)	(946,613,862)	—	(946,613,862)
Disposal of discontinued operations	—	—	—	—	—	—	—	(332,688)	(332,688)
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(6,085,542)	(6,085,542)	—	(6,085,542)
Sale of non-controlling interests (Note 15)	—	—	—	—	—	—	—	1,500,000	1,500,000
Balance as of December 31, 2018	45,796,886	3,534,871	(27,737,073)	410,195,990	(38,288,364)	(71,888,585)	275,816,839	367,398	276,184,237
Net loss	—	—	—	—	—	(122,253,989)	(122,253,989)	(4,143,628)	(126,397,617)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	810,197	—	810,197	—	810,197
Share-based compensation	—	—	—	4,809,454	—	—	4,809,454	—	4,809,454
Issuance of common shares with net-settlement of employee individual income tax	1,537,558	103,697	—	(230,420)	—	—	(126,723)	—	(126,723)
Issuance of common shares for acquisition of Huanqiuyimeng (Note 3)	9,360,000	656,997	—	76,211,666	—	—	76,868,663	—	76,868,663
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(6,008,491)	(6,008,491)	—	(6,008,491)
Issuance of common shares upon private placement	5,662,634	396,747	—	69,827,376	—	—	70,224,123	—	70,224,123
Non-redeemable non-controlling interests resulting from acquisition of Huanqiuyimeng (Note 3)	—	—	—	—	—	—	—	6,771,349	6,771,349
Capital contributed by non-redeemable non-controlling interests (Note 15)	—	—	—	—	—	—	—	2,500,000	2,500,000
Balance as of December 31, 2019	62,357,078	4,692,312	(27,737,073)	560,814,066	(37,478,167)	(200,151,065)	300,140,073	5,495,119	305,635,192
Net loss	—	—	—	—	—	(92,198,032)	(92,198,032)	(5,804,084)	(98,002,116)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	53,445	—	53,445	—	53,445
Share-based compensation	—	—	—	1,776,783	—	—	1,776,783	—	1,776,783
Issuance of common shares with net-settlement of employee individual income tax	343,924	24,363	—	(58,170)	—	—	(33,807)	—	(33,807)
Repurchase of common shares (Note 18)	—	—	(4,003,530)	—	—	—	(4,003,530)	—	(4,003,530)
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(6,184,572)	(6,184,572)	—	(6,184,572)
Acquisition of non-redeemable non-controlling interests	—	—	—	(1,145,497)	—	—	(1,145,497)	1,145,497	—
Disposal of subsidiaries	—	—	—		—	—	—	6,469	6,469
Settlement of vested share options and vested shares using treasury shares	—	—	20,114,679	(20,114,679)	—	—	—	—	—
Balance as of December 31, 2020	62,701,002	4,716,675	(11,625,924)	541,272,503	(37,424,722)	(298,533,669)	198,404,863	843,001	199,247,864
Balance as of December 31, 2020-USD		722,862	(1,781,751)	82,953,640	(5,735,590)	(45,752,286)	30,406,875	129,196	30,536,071

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	850,601,505	(129,218,299)	(100,584,748)	(15,415,287)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	3,611,845	—	—	—
Gain from disposal of discontinued operations	(1,126,543,946)	(4,894,197)	—	—
Depreciation and amortization	13,331,272	17,545,060	29,913,815	4,584,493
Loss from disposal of property and equipment	893	—	87,991	13,485
Share-based compensation	20,591,899	4,809,454	1,776,783	272,304
Deferred income tax benefit	(25,969,955)	(8,054,197)	(10,283,238)	(1,575,975)
Loss on disposal of subsidiaries and others	—	7,850	1,767,800	270,927
Impairment loss of long-term investments	6,380,802	26,814,507	1,726,391	264,581
Provision for loan receivable and other receivables	—	17,430,825	5,904,305	904,874
Impairment loss of intangible assets and other non-current assets	—	8,932,439	3,120,425	478,226
Change in fair value of long-term investment (Note 6)	(2,750,000)	—	—	—
Foreign currency exchange loss (gain)	42,887	(56,630)	1,050,043	160,926
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	41,133,635	225,192	(2,030,603)	(311,204)
Prepaid expenses and other current assets	(13,568,373)	(3,615,775)	12,866,352	1,971,855
Other non-current assets	(649,463)	(10,066,863)	(6,552,514)	(1,004,217)
Income tax payable	(14,953,642)	679,961	(571,474)	(87,582)
Accrued expenses and other payables	(67,205,665)	14,737,959	1,678,155	257,189
Deferred revenues	3,320,001	6,846,155	32,257,157	4,943,626
Net cash used in operating activities	(312,626,305)	(57,876,559)	(27,873,360)	(4,271,779)
Cash flows from investing activities:
Cash paid for property and equipment	(7,110,298)	(1,284,816)	(4,910,407)	(752,552)
Loan lent to Beijing Biztour (Note 5)	(13,745,856)	—	—	—
Cash paid for software platform of Project Shuang Chuang	(2,245,283)	—	—	—
Cash receipt from property and equipment disposal	2,760	—	37,441	5,738
Proceeds received from the sale of non-redeemable non-controlling interests (Note 15)	1,500,000	—	—	—
Payment for acquisition of a subsidiary, less cash acquired	—	(34,554,702)	(15,000,000)	(2,298,851)
Proceeds from acquisition of a subsidiary, less cash paid	215,000	—	287,801	44,107
Cash paid for long-term investments (Note 6)	—	(6,000,000)	—	—
Proceeds from disposal of subsidiaries and others, less cash disposed	—	—	494,737	75,822
Proceeds from disposal of discontinued operations, net of cash disposed in the amount of RMB147,738,996, RMB nil and nil for the years ended December 31, 2018, 2019 and 2020	1,223,119,391	4,894,197	—	—
Net cash provided by (used in) investing activities	1,201,735,714	(36,945,321)	(19,090,428)	(2,925,736)
Cash flows from financing activities:
Cash paid for employee individual income tax for net-settlement of vested shares	(1,727,040)	(126,723)	(33,807)	(5,181)
Cash contributed by non-controlling interest holder of Muhua Shangce	—	5,000,000	—	—
Cash received from short-term loans	15,000,000	—	19,618,000	3,006,590
Repayment of short-term loans	(15,000,000)	(9,000,000)	(17,808,000)	(2,729,195)
Principal payments on capital lease obligations	(2,988,587)	—	—	—
Cash received upon private placement	—	61,693,192	8,530,931	1,307,422
Cash received for exercise of share options	1,433,441	—	—	—
Special cash dividend (Note 19)	(946,611,803)	—	—	—
Cash paid for repurchase of common shares	—	—	(4,003,530)	(613,568)
Net cash provided by (used in) financing activities	(949,893,989)	57,566,469	6,303,594	966,068

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Effect of foreign exchange rate changes on cash	(4,720,020)	866,827	(814,131)	(124,771)
Net decrease in cash and cash equivalents	(65,504,600)	(36,388,584)	(41,474,325)	(6,356,218)
Cash and cash equivalents at beginning of year	256,090,942	190,586,342	154,197,758	23,631,840
Cash and cash equivalents at end of year	190,586,342	154,197,758	112,723,433	17,275,622
Supplemental disclosures of cash flow information:
Cash paid for income tax	232,402,067	209,697	114,003	17,472
Cash refunded for income tax	—	—	(2,869,042)	(439,700)
Cash paid for interest expenses	249,683	231,722	208,220	31,911
Non-cash investing and financing activities:
Issuance of common shares as the consideration of Huanqiuyimeng Acquisition	—	76,868,663	—	—
Acquisition of non-redeemable non-controlling interests	—	—	1,145,497	175,555
Consideration payable for business acquisition	—	19,642,082	—	—

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Creativity Global (the “Company” or “ACG”, formerly known as ATA Inc.), through its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), offers a range of educational services consisting primarily of portfolio training service, research-based learning service, overseas study counselling service and other educational services primarily to individual students through its training center network in the People’s Republic of China and abroad.

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

VIE Agreements

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Intelligent Learning (Beijing) Technology Limited (“ATA Intelligent Learning” or “VIE”) is engaged to provide, but not limited to, ICP services, such as providing online trainings and platforms in PRC. The Company has no legal ownership interest in ATA Intelligent Learning. The legal ownership interests of ATA Intelligent Learning are 90% owned by Mr. Xiaofeng Ma, the chairman of the board and chief executive officer of the Company, and 10% owned by Mr. Haichang Xiong, general counsel of the Company prior to August 12, 2020 and by Mr. Jun Zhang, president and director of the Company effective from August 12, 2020. Mr. Ma, Mr. Xiong and Mr. Zhang are PRC citizens. All individuals are nominee shareholders of ATA Intelligent Learning and holding their equity interests on behalf of the Company. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement and a power of attorney (collectively, the “VIE Agreements”) among ATA Education Technology (Beijing) Limited (“ATA Education”), ATA Intelligent Learning, and their nominee shareholders, the nominee shareholders of ATA Intelligent Learning have granted all their legal rights including voting rights and disposition rights of their equity interests in ATA Intelligent Learning to ATA Education. The nominee shareholders of ATA Intelligent Learning do not participate significantly in income and loss and do not have the power to direct the activities of ATA Intelligent Learning that most significantly impact its economic performance. Accordingly, ATA Intelligent Learning is considered a variable interest entity.

Although the Company does not have an equity investment in ATA Intelligent Learning, the Company has other variable interests in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Education, including (i)ATA Education’s subordinated loans to Mr. Xiaofeng Ma, Mr. Haichang Xiong and Mr. Jun Zhang (used by them to finance their equity investment in ATA Intelligent Learning) and other subordinated loans to ATA Intelligent Learning, (ii) ATA Education’s right, under the loan agreement, to receive all the dividends declared by ATA Intelligent Learning through its nominee shareholders, (iii) ATA Education’s exclusive purchase option, under the call option and cooperation agreement, to acquire (or to have ATA Education’s designee acquire) 100% of the equity interest or assets in ATA Intelligent Learning for a consideration equal to the loans provided by ATA Education to Mr. Xiaofeng Ma, Mr. Haichang Xiong and Mr. Jun Zhang, to the extent permitted under PRC law and (iv) ATA Education, under the call option and cooperation agreement, is obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Education has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company has a controlling financial interest in ATA Intelligent Learning through its wholly-owned subsidiary, ATA Education, because the Company (i) has the power to direct activities of ATA Intelligent Learning that most significantly impact the economic performance of ATA Intelligent Learning; and (ii) the obligation to absorb the losses and the right to receive benefits of ATA Intelligent Learning that could potentially be significant to ATA Intelligent Learning. Thus, the Company is the primary beneficiary of ATA Intelligent Learning.

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

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA Education lent to ATA Intelligent Learning’s nominee shareholders, Mr. Xiaofeng Ma, Mr. Haichang Xiong and Mr. Jun Zhang, interest free loans in the amount of RMB 10.0 million, out of which RMB 1.0 million and RMB 9.0 million were stipulated to lend on March 15, 2018 and December 28, 2018, respectively, for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. The nominee shareholders of ATA Intelligent Learning can only repay the loans by transferring all of their legal ownership interest in ATA Intelligent Learning to ATA Education or to a third party designated by ATA Education. The nominee shareholders of ATA Intelligent Learning are required to pay to ATA Education all dividends received from ATA Intelligent Learning. The initial terms of the loans are ten years, which may be extended upon the written agreement of ATA Education and ATA Intelligent Learning’s nominee shareholders. The approval of ATA Intelligent Learning is not required for the renewal of the loan agreements nor can ATA Intelligent Learning terminate the loan agreement during the contract term.  On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of the nominee equity shareholders of ATA Intelligent Learning entered into two supplementary agreements to the VIE agreements, pursuant to which the aggregate amount of loans made by ATA Education to the nominee shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning was increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the VIE Agreements remain unchanged. According to the supplementary agreements, ATA Education lent additional RMB 40.0 million to the nominee shareholders in 2019 for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. On August 12, 2020, the loan agreement entered by Mr. Haichang Xiong with ATA Education, and the rights and obligations of Mr. Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest transfer by Mr. Haichang Xiong to Mr. Jun Zhang in ATA Intelligent Learning, and Mr. Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to ATA Education on August 17, 2020. On August 12, 2020, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new loan agreement with ATA Education on the same terms as the loan agreement and the two supplementary agreements previously entered by Mr. Haichang Xiong and borrowed RMB 5.0 million from ATA Education on August 17, 2020 pursuant to aforementioned loan agreement.

Exclusive technical consulting and services agreement: ATA Education has the sole and exclusive right to provide specified technology consulting and services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Education in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Education. The consulting fee payable by ATA Intelligent Learning to ATA Education shall be confirmed by ATA Education in writing and be calculated based on the actual time spent by ATA Education in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Education shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding on a timely basis. This agreement was entered in on March 15, 2018 and shall continue for a period of 30 years from then on and shall be automatically extended for another 10 years unless ATA Education gives its written notice terminating this agreement 3 months before the expiration of this agreement.

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

Equity interest pledge agreement: To secure the payment obligations of ATA Intelligent Learning, ATA Intelligent Learning’s nominee shareholders have pledged to ATA Education their entire equity ownership interests in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the nominee shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to dispose the pledged equity interests. The nominee shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge shall not be suspended or hampered by the nominee shareholders, their successors or their designates. The term of the equity interest pledge agreement shall commence on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreement pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the nominee shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the Call Option and Cooperation Agreement and no longer holds any equity interest in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent Administration for Industry and Commerce on April 27, 2018. The registration of the equity pledge enables ATA Education to enforce the equity pledge against third parties who acquire the equity interests of ATA Intelligent Learning in good faith. According to the equity transfer agreement entered into by Mr. Haichang Xiong and Mr. Jun Zhang, on August 12, 2020, Mr. Haichang Xiong transferred all his equity interest in ATA Intelligent Learning to Mr. Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new equity interest pledge agreement with ATA Education and ATA Intelligent Learning on the same terms as the equity pledge agreement previously entered by Mr. Haichang Xiong. The term of the equity interest pledge agreements entered by Mr. Jun Zhang shall commence on the date of August 12, 2020 and shall expire on the earlier of the Expiration Conditions. ATA Intelligent Learning has registered the equity interest pledge agreement entered by Mr. Jun Zhang with SAMR, on February 26, 2021.

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

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong is general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately 40% of the total ordinary shares of the Company issued and outstanding as of December 31, 2019 and 2020. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The nominee shareholder of ATA Intelligent Learning was changed from Mr. Haichang Xiong to Mr. Jun Zhang on August 12, 2020. There are no substantive changes on the terms of VIE agreements.

The Company’s involvement with ATA Intelligent Learning under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as presented below.

The following assets and liabilities information of the Group’s VIE as of December 31, 2019 and 2020, and net revenues, net loss and cash flows for the years ended December 31, 2018, 2019 and 2020, were included in the accompanying consolidated financial statements of the Company.

	December 31, 2019	December 31, 2020
	RMB	RMB
Cash	435,122	91,118
Prepaid expenses and other current assets	4,180	84,180
Total current assets	439,302	175,298
Long-term investments (i)	89,605,550	75,764,719
Property and equipment, net	11,972	6,167
Other non-current assets	2,590	2,590
Total assets	90,059,414	75,948,774
Accrued expenses and other payables	—	71,562
Payable for business acquisition	19,642,082	4,642,082
Amounts due to related parties (ii)	42,000,000	57,122,000
Total current liabilities	61,642,082	61,835,644
Total liabilities	61,642,082	61,835,644

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(7,125,782)	(14,456,886)	(14,304,202)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net cash used in operating activities	(172,145)	(1,441,360)	(466,004)
Net cash used in investing activities (iii)	(12,458,500)	(77,492,873)	(15,000,000)
Net cash received from financing activities (iii)	38,000,000	54,000,000	15,122,000

(i)	Long-term investments as of December 31, 2019 and 2020 include investment cost and share of losses of 30.96% equity interest investment in Huanqiuyimeng, which is eliminated on consolidation.
(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)

For the years ended December 31, 2018, 2019 and 2020, RMB 38,000,000, RMB 54,000,000 and RMB 15,122,000 of net cash received from financing activities respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation. For the year ended December 31, 2018, RMB 12,450,000 of net cash used in investing activities was related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of ATA Intelligent Learning and can have assets transferred out of ATA Intelligent Learning. Therefore, the Company considers that there are no assets in ATA Intelligent Learning that can be used only to settle obligations of ATA Intelligent Learning, except for the registered capital amounting RMB 50.0 million as of December 31, 2020. None of the assets of ATA Intelligent Learning has been pledged or collateralized. The creditors of ATA Intelligent Learning do not have recourse to the general credit of ATA Education or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31, 2019	December 31, 2020
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	47,224,436	85,103,159
— Denominated in U.S. Dollar (“USD”)	12,292,950	12,807,586
Total cash balances held at mainland PRC financial institutions	59,517,386	97,910,745
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	2,875,819	1,498,135
— Denominated in USD	91,793,594	13,314,551
— Denominated in Great Britain Pound	2	2
Total cash and cash equivalents balances held at HKSAR financial institutions	94,669,415	14,812,688
Total cash and cash equivalents balances held at financial institutions	154,186,801	112,723,433

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

In particular, the Company’s training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After COVID-19 became gradually under control and following the directives of local governments, training centers have progressively resumed operation since June 2020. Students with any on-campus training have been given the option to take their classes online since the COVID-19 outbreak, although some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on the Company’s net revenues to be recognized from portfolio training services. Enrollment from offline training centers have also been adversely affected due to the aforementioned temporary closure of training centers mainly for the first half of the year. The Group is relying on online sales channels and referrals to recruit new customers during this time and expects to enhance student enrollment from offline training centers as the COVID-19 pandemic gradually becomes under control. In addition, the Company’s overseas educational travel services were materially affected by delays and cancellations of tours due to COVID-19 in the year of 2020.

The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition, which the Company believes will depend on the duration and degree of the pandemic. If the outbreak persists or escalates without being effectively controlled in the future, the Company’s business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities, which may restrict our operations in China and abroad.

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

Due to the ATA Online Sale Transaction, which represented a strategic shift and had a major effect on the Group’s result of operations, revenues, costs and expenses related to ATA Online Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. See note 1 and note 25.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the fair value determinations of identifiable assets acquired and liabilities assumed, the fair values of share-based payments and other equity investments, the collectability of loan receivable and other receivables, the realizability of deferred income tax assets, the estimate for useful lives and residual values of long-lived assets, the recoverability of long-lived assets, goodwill and long-term investments, determination of estimated stand-alone selling prices of performance obligations, variable consideration and measurement of progress towards completion in revenue recognition. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)	Foreign currency

The accompanying consolidated financial statements have been expressed in RMB, the Company’s reporting currency.

The Company, ATA Testing Authority (Holdings) Limited (“ATA BVI”),  Xing Wei Institute (Hong Kong) Limited (“Xing Wei”) and ACG International Group Limited (“ACGIGL”)’s functional currency is USD. The functional currency of the Company’s PRC subsidiaries is RMB.

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

Assets and liabilities of the Company, ATA BVI, Xing Wei and ACGIGL are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. Equity accounts other than retained earnings (accumulated deficits) generated in the current period are translated into RMB using the appropriate historical rates. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (loss) within equity. Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, the 2020 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 6.5250, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2020.

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

The Group’s revenue is primarily generated from portfolio training services, research-based learning services, overseas study counselling services and other educational services through its network in China and abroad as a result of Huanqiuyimeng Acquisition on August 6, 2019. See Note 3. Prior to the consummation of the ATA Online Sale Transaction as described in Note 1, the Group primarily provided computer-based testing services and online education services, which have been classified and reported under discontinued operations for all the periods presented. See Note 25.

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

Portfolio training services primarily consist of one-on-one or small-group training at the training centers or online platform in which the teachers provide guidance to students to practice observational drawing or other forms of art work and finally compile the selected pieces to form a portfolio.

Individual students select to enroll either in time-based program in which they can take a pre-determined number of hours of training or in a project-based program in which they are guided to complete a portfolio that usually consists of three to five art projects. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contract with the student since the individual student simultaneously receives and consumes the benefits of the portfolio training services as the Group performs. Under project-based programs, the number of hours of training required to complete a project is not pre-determined and varies depending on the background and requirements of individual student. The Group reassesses the total hours of training pursuant to each contract of project-based program with individual student on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.

ii)	Research-based learning services (formerly known as the educational travel services)

The Group provides educational travel services for individual students to bring them art-related experience by providing integration of both travel and study activities in each educational service contract according to the background of individual students. While the educational travel services has been significantly impacted by the coronavirus disease (“COVID-19”) during the year 2020, the Group introduced new services under the “research-based learning services”, which mainly consist of domestic educational travel services, academic educational learning services, workshop experience services and transferrable credit courses. Revenue is recognized when control of the promised services is transferred to customers in an amount of consideration which the Group expects to be entitled to in exchange for those services.

iii)	Overseas study counselling services

The Group provides overseas study counselling services to students who intend to study abroad on the following aspects, including but not limited to, customized timetable for applicants, university and program selection, developing paperwork for applications, interview simulation and enrollment documents preparation.

The Group provides integration and customization of the promised services in each overseas study counselling service contract depending on the background and requirements of the students and aims to deliver a combined output for counselling service to cover both academic and practical aspects during the entire process of application.  The promised services are highly interdependent and interrelated and are accounted as one performance obligation, as the promised services in a contract are not distinct within the context of the contract. Since the students simultaneously receive and consume the benefits of these services throughout the service period as the Group performs, the Group recognizes revenue over the counselling service period on the basis of costs incurred to-date to the total estimated costs.

iv)	Other educational services

Other educational services mainly consist of language training services, junior art education services and in-school classes. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which the Group expects to be entitled to in exchange for those services.

v)	K-12 education assessment and other services

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

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in other non-current assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss).

(i)	Cost of revenues

Prior to the Huanqiuyimeng Acquisition, cost of revenues consists primarily of content development costs, amortized expenses of education assessment caseware, payroll compensation, and other related costs, which are directly attributable to the rendering of various services. As a result of the Huanqiuyimeng Acquisition, cost of revenues primarily consist of (1) teaching fees, payroll compensation for teaching support and administrative staff from the training centers, performance-linked bonuses paid to teachers, rental payments for training centers, as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees,payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and K-12 education assessment and other services.

(j)	Research and development costs

Research and development costs primarily consist of the costs of equipment used in research and development activities, salaries and benefits, traveling expenses and share-based compensation expenses for the Group’s research and development personnel, the costs of outsourcing services and other costs relating to the design, development, testing and enhancement of the technology systems in support for the rendering of the Group’s products and services. Research and development costs are expensed as incurred. Research and development cost incurred over software developed for internal use and software developed for sale are treated as follows.

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

Periods prior to January 1, 2019

Operating lease

The Group leased offices under non-cancellable operating leases. Leases with escalated rent provisions were recognized on a straight-line basis commencing with the beginning of the lease term. There was no contingent rent in the lease agreements. The lease terms ranged between 12 and 36 months.

Capital lease

On initial recognition, assets held under capital leases were recorded as property and equipment. At inception of the lease, capital leases were recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under capital leases were apportioned between finance expense and reduction of the outstanding liability.

The finance expense was allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

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

Variable lease payments associated with the Group’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented as operating expense in the Group’s consolidated statements of comprehensive income (loss) in the same line item as expense arising from fixed lease payments for operating leases.

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

As of December 31, 2019 and 2020, the Company did not have any finance leases.

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

(o)	Accounts receivable and loan receivable

Accounts receivable are recognized at invoiced amounts, less an allowance for uncollectible accounts, if any.

Prior to January 1, 2020, the allowance for doubtful accounts was the management’s best estimate of the amount of probable credit losses resulting from the inability of the Group’s customers to make required payments. The allowance for doubtful accounts was based on a review of specifically identified accounts, aging data and historical collection pattern. Account balances were charged off against the allowance after all means of collection had been exhausted and the potential for recovery is considered remote. The Group did not have any off-balance-sheet credit exposure related to its customers.

In connection with the adoption of ASC 326 Financial Instruments-Credit Losses (the “ASC 326”) on January 1, 2020, the new accounting standard replaced the incurred loss impairment methodology for recognizing credit losses with a new methodology that requires recognition of lifetime expected credit losses when a financial asset is originated or purchased, even if the risk of loss is remote, which results in losses being recognized earlier. The new methodology (referred to as the current expected credit losses model, or "CECL") applies to most financial assets measured at amortized cost, including accounts receivables and loan receivable, and requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses. The Company adopted the new accounting standard as of January 1, 2020 using a modified retrospective transition approach and did not make any opening balance sheet adjustments due to the immaterial amounts. The adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

(p)	Long-term investments

Equity method investments

The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as investment income (losses) in the consolidated statements of comprehensive income (loss).

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

(q)	Property and equipment, net

Property and equipment is stated at historical cost.

Depreciation is recognized over the following useful lives in straight-line method, taking into consideration the assets’ estimated salvage value:

Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	3 to 5 years
Software	3 to 10 years
Motor vehicles	5 years
Leasehold improvements	The shorter of lease terms and estimated useful lives

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

(r)	Intangible assets

Intangible assets mainly consist of externally purchase text content and software platform and acquired intangible assets resulting from the acquisitions of entities accounted for using the acquisition method of accounting, which are estimated by management based on the fair value of assets acquired at the acquisition date. Intangible assets are amortized on a straight-

line basis over their respective estimated useful lives, which range from 1.4 to 10 years.

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

Periods prior to January 1, 2020

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is reviewed for impairment at least annually based on the Group’s reporting units, which are defined as operating segments or one level below the operating segments (also known as components). The Group performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

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

The Group performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value.

Periods commencing January 1, 2020

In connection with the adoption of ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment as of January 1, 2020, the goodwill impairment test was simplified by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit's fair value. The Company adopted ASU 2017-04 on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

Employee benefit expenses recognized under these plans for the years ended December 31, 2018 , 2019 and 2020 are allocated to the following expense items:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	79,280	2,363,553	3,022,423
Research and development	3,232,457	2,468,898	962,709
Sales and marketing	771,479	2,077,128	1,881,648
General and administrative	1,530,096	3,301,256	2,576,853
Total expense due to employee benefit plans	5,613,312	10,210,835	8,443,633

(v)	Earnings per share

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

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of its performance in determining the Group’s operating segments. As a result of the Huanqiuyimeng Acquisition as described in Note 1, the Group classified the operating segments for the years ended December 31, 2019 and 2020 into (i) Overseas art study services (ii) Other educational services and (iii) K-12 education assessment and other services. The Group had one operating segment which included K-12 education assessment and other services for the year ended December 31, 2018. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

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

Business combinations are recorded using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(z)	Recently issued accounting standards

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

The Group obtained the control of Huanqiuyimeng business on August 6, 2019 and paid cash consideration of RMB 71,483,973 and RMB15,000,000 for the years ended December 31, 2019 and 2020, respectively. The Company paid off the remaining consideration amount in March 2021.

The Company accounted for the acquisition of Huanqiuyimeng under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The Group determined the fair values of assets acquired and liabilities assumed for this acquisition with assistance of an independent appraiser. The goodwill resulting from the acquisition is primarily attributable to the assembled workforce and established network of training centers around China and abroad. The acquired goodwill is not deductible for tax purposes. A summary of identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

RMB
Purchase consideration:
Cash	91,126,055
Fair value of 9,360,000 ordinary shares	76,868,663
167,994,718

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	36,785,802
Prepaid expenses and other current assets	26,333,563
Long-term investments	157,850
Property and equipment, net	8,505,683
Intangible assets
Trademark	79,000,000
Non-compete arrangements	56,000,000
Order backlogs	4,000,000
Other non-current assets	881,926
Right-of-use assets	32,089,416
Deferred revenues	(163,400,000)
Short-term loan	(13,991,000)
Lease liabilities-current	(18,728,346)
Deferred income tax liabilities	(45,659,880)
Accrued expense and other payables	(14,326,672)
Lease liabilities-non-current	(13,361,070)
Total identifiable assets acquired and liabilities assumed	(25,712,728)
Fair value of non-redeemable non-controlling interests in Huanqiuyimeng	(6,771,349)
Goodwill	200,478,795

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

As of the acquisition date, the goodwill acquired in the business combination was assigned to the overseas art study services reporting unit of RMB 176,046,647 and to the other educational services reporting unit of RMB 24,432,148 based on the excess of the fair value of each acquired reporting unit over the fair value of individual assets acquired and liabilities assumed that are assigned to each reporting unit.

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

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2019	December 31, 2020
	RMB	RMB
Amount due from Beijing Biztour	1,960,403	—
VAT-input deductible	1,893,650	1,340,830
Income tax refundable	2,800,622	29,529
Advances to employees	1,605,908	253,608
Other current assets	8,229,786	4,347,006
Total prepaid expenses and other current assets	16,490,369	5,970,973

Other current assets primarily consist of advances to suppliers for deposits, prepaid rent expenses, advertising fee and prepaid cost for research-based learning services.

(5)	LOAN RECEIVABLE, NET

On March 26, 2018, the Company entered into a framework agreement with the selling shareholders of Beijing Biztour International Travel Service Co., Ltd. (“Beijing Biztour”) in order to acquire Beijing Biztour. Pursuant to the framework agreement, the Company provided a one-year loan of US$2.0 million at an annual interest rate of 8.0% to Beijing Biztour.

The Company had also advanced RMB 7.5 million from August 2018 to February 2019 to fund the operation of Beijing Biztour. On March 6, 2019, The Company terminated the acquisition of Beijing Biztour because Beijing Biztour and the selling shareholders of Beijing Biztour did not satisfy certain closing conditions for such acquisition.

The loan receivable became overdue on April 6, 2019. On April 30, 2019, the due dates of loan receivable and other receivables due from Beijing Biztour were extended to September 30, 2019. The controlling shareholder of Beijing Biztour made a personal guarantee and agreed with certain real estate property mortgage. The loan receivable and other receivables due from Beijing Biztour became overdue again since October 1, 2019. Management assessed the collectability of loan receivable and other receivables due from Beijing Biztour and used the fair value of real estate adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million for the year ended December 31, 2019. The Company is currently in the legal process of recovering the loan receivable balance. Management deems the likelihood of collecting the outstanding balance of loan receivable and other receivables remote and recorded an impairment of RMB 5.9 million for the year ended December 31, 2020.

(6)	LONG-TERM INVESTMENTS

Other equity investments

	December 31, 2019	December 31, 2020
	RMB	RMB
EEO Group (Beijing Empower Education Online Co., Ltd. as of December 31, 2019)	38,000,000	38,000,000
ApplySquare Education & Technology Co., Ltd.	1,576,391	—
Beijing Xiaozhi Education & Technology Co., Ltd.	6,000,000	6,000,000
Beijing Futou Technology Co., Ltd.	150,000	—
Total other equity investments	45,726,391	44,000,000

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

On July 26, 2017, GlobalWisdom entered into a financing agreement with new investors. After GlobalWisdom’s new financing, ACG’s equity shares decreased to 6.8345% and ACG still has the right to appoint one director. Because these investment terms contain substantive liquidation preference over common stock that are not available to common shareholders, these investments are not substantially similar to common stock and ACG accounted for the investment under cost method in accordance with ASC325, Investments—Others as of December 31, 2017.

In connection with adoption of ASC321 Investment—Equity securities effective January 1, 2018, the Group elected to measure other equity investments without readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

On June 20, 2018, ApplySquare entered into a financing agreement with a group of new investors. After Applysquare’s new financing, ACG’s equity shares decreased from 9% to 7.95% and ACG still has the right to appoint one director. The new financing provided the observable price for ACG’s investment and ACG engaged a third-party appraiser to evaluate this investment’s carrying amount based on the observable price, and recognized a gain of RMB 2,750,000 from the change in fair value. ACG accounts for the investment in ApplySquare at cost adjusted for observable price changes for the year ended December 31, 2018. As of December 31, 2019, ACG made a qualitative assessment and identified that Applysquare failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. ACG engaged a third-party appraiser to evaluate the fair value of the investment in Applysquare as of December 31, 2019 and recorded an impairment loss of RMB 20,895,309 based on the valuation result. Due to its severe shortage of working capital and negative market impact on its business in the third quarter of 2020, the Group recognized the impairment loss of RMB 1,576,391 to reduce the investment to zero.

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

  Long-term investment in Beijing Futou Technology Co., Ltd (“Futou Technology”) was acquired in connection with the acquisition of Huanqiuyimeng, which held 15% equity interests in Futou Technology. Due to its severe shortage of working capital and negative market impact on its business in the fourth quarter of 2020, the Group recognized the impairment loss of RMB 150,000 to reduce the investment to zero.

In July 2020, EEO underwent an internal reorganization pursuant to which the Company exchanged its equity interest in EEO to EEO Group, a newly established holding company incorporated in Cayman Islands. The equity interests in EEO Group are substantially equivalent to the exchanged equity interests in EEO. EEO Group also entered into two rounds of financing agreements with certain new investors in July and November 2020, respectively. After the internal reorganization and new financings in 2020, ACG’s equity interest in EEO Group decreased from 8.33% to 4.822%. Since the securities issued during new financing arrangements are not identical or similar securities in terms of rights and obligations to the equity securities held by the Company, the Company doesn’t adjust the carrying amount of the long-term investments in EEO Group.

(7)	FAIR VALUE MEASUREMENT

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value on a non-recurring basis at December 31, 2019 and 2020:

Fair value disclosure or measurement at December 31, 2019 using
	December 31, 2019	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Other equity investments
ApplySquare Education & Technology Co., Ltd.	1,576,391	—	—	1,576,391
Beijing GlobalWisdom Information Technology Co., Ltd.	—	—	—	—

Fair value disclosure or measurement at December 31, 2020 using
	December 31, 2020	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Other equity investments
Beijing Futou Technology Co., Ltd	—	—	—	—
ApplySquare Education & Technology Co., Ltd.	—	—	—	—

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

To estimate the fair value of investment in Applysquare as of December 31, 2019, the Group used Discounted Cash Flow Model (“DCF Model”), which is based on the fair value of the entire invested capital of Applysquare using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. As a result, the Group recorded an impairment loss of RMB 20,895,309 and RMB 1,576,391 for the year ended December 31, 2019 and 2020, respectively.

To estimate the fair value of investment in GlobalWisdom, the Group used DCF Model, which is based on the fair value of the entire invested capital of GlobalWisdom using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. As a result, the Group recorded impairment loss of RMB 5,919,198 for the year ended December 31, 2019 to reduce the investment book value to zero.

To estimate the fair value of investment in Futou Technology, the Group used DCF Model, which is based on the fair value of the entire invested capital of Futou Technology using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. As a result, the Group recorded impairment loss of RMB 150,000 for the year ended December 31, 2020 to reduce the investment book value to zero.

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2019 and 2020, respectively.

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

(8)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2019	December 31, 2020
	RMB	RMB
Building	53,049,213	53,049,213
Computer equipment	3,491,575	3,954,697
Furniture, fixtures and office equipment	1,890,013	1,769,409
Motor vehicles	1,986,506	1,986,506
Software	1,797,197	1,729,921
Leasehold improvements	14,419,590	17,840,533
	76,634,094	80,330,279
Less: accumulated depreciation and amortization	(34,563,300)	(42,211,063)
Property and equipment, net	42,070,794	38,119,216

Total depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 is allocated to the following expense items:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	3,802	28,389	214,133
Research and development	640,372	226,173	240,603
Sales and marketing	122,199	35,343	9,597
General and administrative	417,295	4,491,492	7,158,056
Other operating income, net	1,782,454	369,048	398,192
Total depreciation expense	2,966,122	5,150,445	8,020,581

(9)	GOODWILL AND INTANGIBLE ASSETS, NET
(a)	Goodwill

The goodwill balance as of December 31, 2019 and 2020 is resulted from the acquisition of Huanqiuyimeng, which is primarily attributable to the assembled workforce and established network of training centers around China and abroad.

ACG acquired 100% equity interests of Huanqiuyimeng and its subsidiaries in the year of 2019. This acquisition was accounted for under the acquisition method of accounting and the excess of fair values of the consideration and non-controlling interests over the fair value of the identifiable net assets of Huanqiuyimeng is recorded as goodwill of RMB 200,478,795.

In May and August 2020, the Group has disposed three campuses in relation to the junior art education service to third parties. A decrease in goodwill of RMB 5,723,832 allocated to these campuses within the junior art education service was recognized based on the relative fair values of the campuses being disposed of and the portion of the reporting unit retained.

The change in the carrying amount of goodwill by reporting unit is as follows:

	Overseas art study services	Others	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2018	—	—	—
Add: Acquisition of Huanqiuyimeng	176,046,647	24,432,148	200,478,795
Balance as of December 31, 2019	176,046,647	24,432,148	200,478,795
Less: Disposal of campuses in relation to junior art education service	—	(5,723,832)	(5,723,832)
Balance as of December 31,2020	176,046,647	18,708,316	194,754,963

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate.

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2019 and 2020.

	December 31, 2019
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Trademark (iii)	79,000,000	(3,291,667)	—	75,708,333	10
Non-compete arrangements (iii)	56,000,000	(3,888,889)	—	52,111,111	6
Order backlogs (iii)	4,000,000	(1,190,476)	—	2,809,524	1.4
Education assessment caseware (i)	9,251,887	(4,281,085)	—	4,970,802	5
Software platform of Project Shuang Chuang (ii)	10,844,339	(2,716,145)	(8,128,194)	—	5
Total intangible assets	159,096,226	(15,368,262)	(8,128,194)	135,599,770

	December 31, 2020
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Trademark (iii)	79,000,000	(11,191,667)	—	67,808,333	10
Non-compete arrangements (iii)	56,000,000	(13,222,222)	—	42,777,778	6
Order backlogs (iii)	4,000,000	(4,000,000)	—	—	1.4
Education assessment caseware (i)	9,251,887	(6,131,462)	(3,120,425)	—	5
Total intangible assets	148,251,887	(34,545,351)	(3,120,425)	110,586,111

Total amortization expense recognized for the years ended December 31, 2018, 2019 and 2020 is allocated to the following expense items:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cost of revenues	1,468,726	2,031,478	1,850,377
Sales and marketing	542,940	1,992,105	—
General and administrative	—	8,371,032	20,042,857
Total amortization expense	2,011,666	12,394,615	21,893,234

(i)

Education assessment caseware is the test content purchased for the Company’s strategic K-12 academic assessment business, which includes three subjects of Literature, Mathematics and English over six grades of junior and senior high school. The Company conducted impairment test and identified that no cash inflows were anticipated from the intangible assets relating to the education assessment caseware as of December 31, 2020. As a result, RMB 3,120,425 of impairment loss relating to intangible assets of education assessment caseware was recognized for the year ended December 31, 2020.

(ii)

Software platform of Project Shuang Chuang is the software platform purchased from a third party for providing vocational assessment and training services that focuses on the innovation related competencies of college students. The Company conducted impairment tests and identified that no cash inflows nor feasibility use was anticipated from the intangible assets and other non-current assets recorded relating to the software platform developed under Project Shuang Chuang as of December 31, 2019. As a result, RMB 8,932,439 of impairment loss relating to intangible assets and other non-current assets for software platform of Project Shuang Chuang were recognized for the year ended December 31, 2019. No impairment loss was recognized for the year ended December 31, 2018.

(iii)	Trademark, Non-compete arrangements and Order backlogs were recorded as a result of Huanqiuyimeng Acquisition. See note 3 for details.

As of December 31, 2020, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2021	17,233,333
2022	17,233,333
2023	17,233,333
2024	17,233,333
2025	13,344,444

(10)	LEASES

The Company adopted new lease accounting standards ASC 842 since January 1, 2019. The primary leases that the Group entered into were for training center and office spaces.

Information as of and for the year ended December 31, 2019 and 2020:

As of December 31, 2019, the Company has 61 operating leases for training center and office spaces with remaining terms expiring from 2 through 39 months and a weighted average remaining lease term of 1.67 years. Weighted average discount rates used in the calculation of the lease liability is 5.88%. As of December 31, 2020, the Company has 40 operating leases for training center and office spaces with remaining terms expiring from 1 through 61 months and a weighted average remaining lease term of 3.40 years. Weighted average discount rates used in the calculation of the lease liability is 6.60%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rent expense for the year ended December 31, 2019 and 2020 were RMB 13,903,991 and RMB 29,111,428. There was no variable lease costs or sublease income for leased assets for the year ended December 31, 2019 and 2020.

The impact of ASC 842 on the December 31, 2019 and 2020 consolidated balance sheets was as follows:

	December 31,	December 31,
	2019	2020
	RMB	RMB
Operating leases:
Right-of-use assets	40,786,291	41,779,086
Lease liabilities-current	20,556,017	16,972,187
Lease liabilities-non-current	12,500,120	24,005,765

Other information related to leases is presented below:

	Year ended December 31,
	2019	2020
	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	12,850,734	20,376,826
Right-of-use assets acquired in exchange for new operating lease obligations	8,696,875	33,360,187
Right-of-use assets acquired in connection with Huanqiuyimeng Acquisition	32,089,416	—
Weighted average remaining lease term	1.67	3.40
Weighted average discount rate	5.88%	6.60%

Maturities of lease liabilities under non-cancellable leases as of December 31, 2020 are as follows:

Operating leases
RMB
2021	17,508,218
2022	11,648,328
2023	7,503,992
2024	5,095,177
2025	4,040,559
Thereafter	—
Total undiscounted lease payments	45,796,274
Less: Imputed interest	(4,818,322)
Total lease liabilities	40,977,952
Amounts due within 12 months	16,972,187
Non-current lease liability	24,005,765

Short-term lease expense, with a lease term of 12 months or less, for the year ended December 31, 2019 and 2020 was RMB 2,125,616 and RMB 6,112,893, and short-term lease commitments as of December 31, 2020 are as follows:

Short-term Lease Commitments Amount
RMB
Year ended December 31:
2021	653,566
653,566

Rental expense for operating leases for the year ended December 31, 2018 were RMB 2,717,234.

(11)SHORT-TERM LOANS

Bank borrowings

In June 2018, the prior president and director of ACG, Jack Huang, entered into a three-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 15,000,000 to support the working capital of ATA Education. The Facility was pledged by the real estate property of Gongyuan 16th floor owned by ATA Education, pursuant to which a corresponding three-year pledge agreement has been entered into between ATA Education and China Minsheng Bank Beijing Branch. Jack Huang and ATA Education also signed an agreement, pursuant to which all drawdowns received from China Minsheng Bank should be transferred to ATA Education and the interests of these drawdowns will be fully paid by ATA Education. ATA Education shall pay interest at 6.525% per annum on the commencement date for each drawdown. The interest rate is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China. In June and July 2018, ATA Education has received a total of RMB 15,000,000 drawdowns and this loan has been fully repaid on October 15, 2018. On April 12, 2019, the real estate property of Gongyuan 16th floor was released from pledge and the Facility was terminated correspondingly.

The Group assumed several bank borrowings with short-term loan balance of RMB 13,991,000 in connection with Huanqiuyimeng Acquisition, among which RMB 9,000,000 was repaid during the period from August 6, 2019 to December 31, 2019. Interest expense of RMB 164,930 accrued from these bank borrowings was recognized for the same period in 2019.

The Company entered into several short-term bank borrowings in total amount of RMB13,327,000 in 2020 to support operations of Huanqiuyimeng during the COVID-19 outbreak. RMB16,318,000, which includes the outstanding short-term loan balance of RMB 4,991,000 as of December 31, 2019, was repaid during the year of 2020. The Company recognized interest expenses of RMB 207,697 relating to these bank borrowings in 2020. The outstanding short-term loan balance in bank borrowings was RMB 2,000,000 as of December 31, 2020, which was fully repaid on March 31, 2021.

Other borrowings

During the year of 2020, to support its daily operations among COVID–19, Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”), the majority owned subsidiary of the Group obtained short-term borrowings from several parties, including: i) the Group’s CEO and Director, Mr. Xiaofeng Ma, in the amount of RMB 631,000 with no interest; ii) a third-party company, in the amount of RMB 3.0 million at an annual interest rate of 4.35% , which Mr. Xiaofeng Ma has provided a joint liability guarantee; iii) the CEO of Muhua Shangce in the amount of RMB 1,260,000, among which RMB 500,000 at an annual interest rate of 2.00% and RMB760,000 with no interest ; iv) a company controlled by Mr. Xiaofeng Ma in the amount of RMB 500,000 with no interest; v) three third party companies in the amount of RMB 900,000 with no interest. Muhua Shangce has repaid the CEO of Muhua Shangce and three third party companies in total amount of RMB1,490,000 in 2020.

As of December 31, 2019 and 2020, the outstanding short-term loan balance in other borrowings was RMB Nil and RMB 4,801,000, respectively.

(12)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2019	December 31, 2020
	RMB	RMB
Refund liability*	8,919,239	13,411,410
Accrued payroll and welfare	22,821,689	18,987,415
Accrued test monitoring fees	2,432,153	2,432,153
Accrued professional services expenses	3,489,512	2,291,866
Income taxes payable	679,961	108,488
Other current liabilities	9,404,500	9,788,850
Total accrued expenses and other payables	47,747,054	47,020,182

Other current liabilities as of December 31, 2019 and 2020 mainly include lessees’ rental deposits, accrued traveling, meeting, outsourcing, advertising and other operating expenses.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services and is estimated based on historical experience.

(13)	NET REVENUES

The components of net revenues for the years ended December 31, 2018, 2019 and 2020, are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Portfolio training services	—	63,828,907	113,191,386
Research-based learning services	—	10,456,269	4,452,915
Overseas study counselling services	—	8,091,551	21,059,645
Other educational services	—	9,045,411	20,025,679
K-12 education assessment and other services	1,338,592	6,348,029	3,437,922
Net Revenues	1,338,592	97,770,167	162,167,547

K-12 education assessment and other services revenues primarily include K-12 education assessment services and content development services.

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

Changes in the deferred revenue balances during the year ended December 31, 2020 are as follows:

RMB
Balance as of January 1, 2020	171,880,131
Cash received in advance, net of VAT	188,023,246
Revenue recognized from opening balance of deferred revenue	(92,221,808)
Revenue recognized from deferred revenue arising during current year	(68,036,452)
Disposal of subsidiaries and campuses in relation to junior art education services	(4,689,176)
Change of refund liabilities	4,492,171
Balance as of December 31, 2020	199,448,112

(14)	INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2018, 2019 and 2020. Accordingly, no provision for Hong Kong profits tax was required. PRC income tax arising from disposal of investment in a prior subsidiary, Zhongxiao Zhixing, which was previously operating in PRC, was filed and paid during the taxable year ended December 31, 2018. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

In December 2008, ATA Education received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Education to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016. In October 2017, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019. In December 2020, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022.

In December 2009, Muhua Shangce received approval from the tax authority that it qualified as an HNTE. The certificate entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2009 to December 31, 2011. In July 2012, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. In October 2018, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2018 to December 31, 2020. Muhua Shangce is currently in the process of renewing its HNTE certificate for another three years.

The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings generated beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As a result of the ATA Online Sale Transaction, the withholding tax of RMB 22.8 million accrued from ATA Online Business in the PRC has been recorded under discontinued operations. See note 25. As of December 31, 2019 and 2020, the Company has not provided for income taxes on earnings of RMB 6,233,021 and RMB 2,270,928 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 623,302 and RMB 227,093, respectively as of December 31, 2019 and 2020.

Loss from continuing operations before income taxes were generated in the following jurisdictions:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(29,296,296)	(23,094,955)	(15,482,426)
PRC	(39,680,573)	(118,145,074)	(95,351,791)
Hong Kong	923,395	(21,586)	(19,367)
Loss before continuing operations before income taxes	(68,053,474)	(141,261,615)	(110,853,584)

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
PRC
Current income tax expense	—	905,078	14,402
Deferred income tax benefit	—	(8,054,197)	(10,283,238)
Total income tax benefit	—	(7,149,119)	(10,268,836)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended December 31, 2018, 2019 and 2020 to earnings before income taxes due to the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Computed “expected” income tax expenses (benefit)	(17,013,369)	(35,315,404)	(27,713,394)
Increase (decrease) in valuation allowance	(14,570,083)	23,171,671	11,770,037
Entities not subject to income tax	4,896,732	4,576,771	3,445,048
Non-deductible expenses
Entertainment	255,843	394,380	226,312
Share-based compensation	2,427,342	1,202,364	444,196
Bad debt loss	25,206	—	—
Additional deduction of research and development costs	(447,525)	(240,404)	(288,502)
Gain from discharge of intercompany payables (a)	25,594,493	—	—
Investment loss from sale of non-redeemable non-controlling interests (b)	(1,725,000)	—	—
Other	556,361	(938,497)	1,847,467
Actual income tax benefit	—	(7,149,119)	(10,268,836)

(a)

The gain from discharge of intercompany payables represents the gain recognized from the discharge of payables of ATA Education due to ATA Learning, Zhongxiao Zhixing and ATA BVI. These payables were waived in accordance with the terms agreed in the ATA Online Sale Transaction.

(b)

The investment loss from sale of non-redeemable non-controlling interests represents the investment loss recognized from the transfer of 24% equity shares of Muhua Shangce to a limited partnership named Ningbo Meishan Bonded Port Area Zunming Investment Management Center (Limited Partnership) (“Limited Partnership”) from ATA Education for the year ended December 31, 2018. See note 15.

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2020
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	28,153,853	37,387,150
Impairment loss of long-term investments	10,148,827	9,023,946
Lease liability	8,264,034	10,244,488
Impairment loss of intangible assets and other non-current assets	2,233,110	3,013,216
Provision for other receivables	1,396,914	1,887,015
Accrued expenses and other payables	4,213,877	4,010,281
Property and equipment, net	702,523	890,374
Donation	2,768,750	5,268,750
Total gross deferred income tax assets	57,881,888	71,725,220
Less: valuation allowance	(44,713,570)	(56,172,945)
Total deferred income tax assets, net	13,168,318	15,552,275
Deferred income tax liabilities:
Intangible assets	32,657,242	27,646,528
Right-of-use assets	10,196,572	9,891,733
Deferred revenues	7,091,422	1,090,988
Contract cost assets	—	3,416,705
Total gross deferred income tax liabilities	49,945,236	42,045,954
Net deferred income tax assets	11,464,891	2,491,792
Net deferred income tax liabilities	48,241,809	28,985,472

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the period	35,845,674	21,275,591	44,713,570
Additions	11,024,410	23,437,979	11,770,037
Reduction as a result of disposal of subsidiaries	—	—	(310,662)
Reduction due to gain from discharge of intercompany payables	(25,594,493)	—	—
Balance at the end of the period	21,275,591	44,713,570	56,172,945

As of December 31, 2020, the valuation allowance of RMB 56,172,945 was related to the deferred income tax assets of PRC entities which were in loss position. As of December 31, 2020, management believes it is more likely than not that the Group will realize the deferred income tax assets, net of the valuation allowance.

As of December 31, 2020, the Group had tax loss carry forwards for PRC income tax purpose of RMB 149,548,600 of which RMB 13,047, RMB5,402,038 , RMB 12,267,519 , RMB 7,805,681, RMB 10,761,200, RMB 24,885,643, RMB 14,047,874 , RMB 42,423,438 and RMB 31,942,160 will expire if unused by December 31,2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029 and 2030, respectively.

For the year ended December 31, 2018, 2019 and 2020, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning 2016.

(15)	NON-CONTROLLING INTERESTS
(a)	Redeemable non-controlling interests

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

RMB
Balance as of December 31, 2017	36,304,276
Less: Comprehensive loss	(3,181,199)
Accretion of redeemable non-controlling interests	6,085,542
Balance as of December 31, 2018	39,208,619
Add: Capital contribution	2,500,000
Less: Comprehensive loss	(2,820,682)
Accretion of redeemable non-controlling interests	6,008,491
Balance as of December 31, 2019	44,896,428
Less: Comprehensive loss	(2,582,632)
Accretion of redeemable non-controlling interests	6,184,572
Balance as of December 31, 2020	48,498,368

(b)	Non-redeemable non-controlling interests

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

(16)	SEGMENT INFORMATION

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

Prior to the Huanqiuyimeng Acquisition on August 6, 2019, the Group’s operations were organized into one operating segment. As a result of the Huanqiuyimeng Acquisition as described in Note 1, the Group classified the operating segments for the year ended December 31, 2019 into (i) Overseas art study services (ii) Other educational services and (iii) K-12 education assessment and other services. The Group had one operating segment which was K-12 education assessment and other services for the year ended December 31, 2018.

Overseas art study services has been identified as one reportable segment. Other educational services and K-12 education assessment and other services are aggregated as others because revenue from reportable segment of Overseas art study services exceeds 75 percent of the total consolidated net revenues and management determines that no further reportable segments need to be identified and disclosed.

Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s net revenue, operating cost and expenses, and income (loss) from operations. There are no separate segment assets and segment liabilities information provided to the Group’s Chief Executive Officer, as he does not use this information to allocate resources or evaluate the performance of the segments.

The following table presents selected financial information relating to the Group’s segments:

For the year ended December 31, 2020:	Overseas art study services	Others	Consolidated
	RMB	RMB	RMB
Net revenues	138,703,946	23,463,601	162,167,547
Operating cost and expenses:
Cost of revenues	83,972,820	14,548,207	98,521,027
Research and development	1,834,597	6,997,891	8,832,488
Selling and marketing	49,804,055	3,695,996	53,500,051
Unallocated corporate expenses*	—	—	100,097,849
Impairment loss of intangible assets and other non-current assets	—	3,120,425	3,120,425
Provision for loan receivable and other receivables	—	5,904,305	5,904,305
Total operating cost and expenses	135,611,472	34,266,824	269,976,145
Other operating income, net	167,016	163,208	330,224
Income (Loss)from continuing operations	3,259,490	(10,640,015)	(107,478,374)

For the year ended December 31, 2019:	Overseas art study services	Others	Consolidated
	RMB	RMB	RMB
Net revenues	82,376,727	15,393,440	97,770,167
Operating cost and expenses:
Cost of revenues	50,365,985	11,548,517	61,914,502
Research and development	—	11,817,255	11,817,255
Selling and marketing	27,859,200	6,253,012	34,112,212
Unallocated corporate expenses*	—	—	81,923,516
Impairment loss of intangible assets and other non-current assets	—	8,932,439	8,932,439
Provision for loan receivable and other receivables	—	17,430,825	17,430,825
Total operating cost and expenses	78,225,185	55,982,048	216,130,749
Other operating income, net	—	588,147	588,147
Income (Loss) from continuing operations	4,151,542	(40,000,461)	(117,772,435)

For the year ended December 31, 2018:	Others	Consolidated
	RMB	RMB
Net revenues	1,338,592	1,338,592
Operating cost and expenses:
Cost of revenues	4,251,451	4,251,451
Research and development	19,594,484	19,594,484
Selling and marketing	5,570,169	5,570,169
General and administrative	43,507,856	43,507,856
Total operating cost and expenses	72,923,960	72,923,960
Other operating income, net	3,793,418	3,793,418
Loss from continuing operations	(67,791,950)	(67,791,950)

*Unallocated corporate expenses represent the general and administrative expenses for the years ended December 31, 2019 and 2020.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(17)	SHARE-BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2020, 8,047,386 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

Under both the 2005 Plan and 2008 Plan (including the original and both versions of the Amendment and Restatement), share options are generally granted with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the option grant. Share options are granted at an exercise price equal to or as an average over a certain number of trading days of the fair market value of the Company’s share at the date of grant and expire 10 years from the grant date, unless a shorter or longer expiration period is specified.

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

In January and March 2019, 50,000 share options and 20,000 share options were granted to employees and officers, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months. The exercise prices of these two tranches options are USD 0.4868 and USD 0.532 per common share respectively.

In 2019, 1,698,790 share options were issued to certain officer with service condition and specific performance target among which 424,698 share options (the “First Tranche”) were granted on March 25, 2020 and the remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. The First Tranche will be vested on April 1, 2021 or the following anniversaries of April 1, 2021 until the same performance target can be achieved. The Company estimates the requisite service period is from March 25, 2020 to December 31, 2022, which is when the performance target is considered probable to be met.

A summary of the share options activities for years ended December 31, 2018, 2019 and 2020:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2017	2,377,067	2.18
Granted	1,053,150	0.58
Exercised	(119,792)	1.77
Forfeited	(123,438)	1.71
Cancelled	(1,901,752)	2.13
Expired	(143,023)	3.89
Outstanding as of December 31, 2018	1,142,212	0.67
Granted	70,000	0.50
Exercised	—	—
Forfeited	(809,712)	0.61
Cancelled	—	—
Expired	—	—
Outstanding as of December 31, 2019	402,500	0.75
Granted	424,698	1.26
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Expired	—	—
Outstanding as of December 31, 2020	827,198	1.01
Vested and expected to vest as of December 31, 2020	827,198	1.01	8.11	6,700
Exercisable as of December 31, 2020	235,832	0.87	7.40	3,385

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2020, was determined based on the closing price of the Company’s common shares on December 31, 2020.

Information relating to options outstanding and exercisable as of December 31, 2020 is as follows:

Options outstanding as of December 31, 2020			Options exercisable as of December 31, 2020
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
62,500	1.71	6.05	60,416	1.71	6.05
320,000	0.58	7.85	166,666	0.58	7.85
20,000	0.53	8.21	8,750	0.53	8.21
424,698	1.26	8.60	—	—	—
827,198	1.01	8.11	235,832	0.87	7.40

The Company calculated the fair value of the share options on the grant date, for the years ended December 31, 2018, 2019 and 2020, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended December 31,
	2018	2019	2020
Expected dividend yield	0%	0%	0%
Expected volatility	57%	55%/54%	57%
Expected term	5.11/6.11	6.08	6.04
Risk-free interest rate (per annum)	3.05%/3.10%	2.53%/2.45%	0.67%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for non-vested share options for the year ended December 31, 2018, 2019 and 2020 is allocated to the following expense items:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Research and development	157,355	68,016	—
Sales and marketing	70,915	—	—
General and administrative	2,024,940	345,991	316,815
Total share-based compensation expense	2,253,210	414,007	316,815

As of December 31, 2020, RMB 369,568 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 1.98 years.

Non-vested shares

A summary of the non-vested shares activities for the year ended December 31, 2018, 2019 and 2020 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at December 31, 2017	2,625,000	1.650
Granted	2,572,584	0.537
Vested	(2,068,586)	0.872
Forfeited	(71,250)	1.650
Cancelled	(1,262,250)	1.650
Outstanding at December 31, 2018	1,795,498	0.951
Granted	—	—
Vested	(693,362)	0.885
Forfeited	—	—
Cancelled	—	—
Outstanding at December 31, 2019	1,102,136	0.933
Granted	—	—
Vested	(484,678)	1.043
Forfeited	(14,370)	0.907
Cancelled	—	—
Outstanding at December 31, 2020	603,088	0.955

The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020 was USD 2,591,875, USD 461,309 and USD 318,038 respectively.

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended December 31, 2018, 2019 and 2020, the Company withheld 93,496, 28,456 and 12,292 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the years ended December 31, 2018, 2019 and 2020 is allocated to the following expense items:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Research and development	240,441	367,313	74,861
Sales and marketing	96,058	—	—
General and administrative	7,119,658	4,028,134	1,385,107
Total share-based compensation expense	7,456,157	4,395,447	1,459,968

As of December 31, 2020, RMB 488,189 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 1.72 years.

(18)	COMMON SHARES

On December 18, 2019, the Company entered into a subscription agreement with CL-TCC, a company focusing on investments in culture and education industry, in connection with a private placement for the Company’s common shares. ACG completed this private placement with CL-TCC on December 24, 2019, under which it issued 5,662,634 common shares of the Company for gross proceeds of approximately $10.0 million. As of December 31, 2019, ACG has received cash consideration of $8.8 million (RMB 61.7 million) in accordance with the payment terms of the subscription agreement. The rest of the proceeds of $1.2 million (RMB 8.5 million) was received on April 10, 2020.

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 749,253 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2020.

(19)	CASH DIVIDENDS

On August 7, 2018, the Company’s board of directors declared a special cash dividend of USD 3.00 per common share, or USD 6.00 per ADS, subject to the completion of the ATA Online Sale Transaction. The total amount of dividend was approximately RMB 946.6 million and was paid in cash on August 24, 2018 in connection with the final closing of the Transaction.

(20)	STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2019 and 2020, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,671,341 and RMB 25,698,704 , respectively, which is restricted for distribution to the Company.

(21)RELATED PARTY TRANSACTIONS

Purchase of Online Education Platform Services from an Affiliate Company

The Company has subscribed services of online educational platform provided by an affiliate company, EEO Empower Education Online Co., Ltd. (“EEO”), to support its online delivery of credit hours and other relevant services from January to June 2020. Cost of revenues in the amount of RMB 115,968 was recognized for the services purchased during the period.

Amounts Due to a Related Party

The CEO, director and shareholder of the Group, Mr. Xiaofeng Ma has offered interest-free personal funding support  of RMB 431,000 and RMB 200,000 to Muhua Shangce, the majority owned subsidiary of the Group, on March 5 and March 30, 2020 respectively, to support its operational cash needs during COVID-19, which became due in September 2020 and was extended for one year to September 2021. As of December 31, 2020, the outstanding balance was RMB 631,000.

Joint Liability Guarantee provided by a Related Party

Muhua Shangce has borrowed RMB 3.0 million from a third-party company at an annual interest rate of 4.35% in April 2020, for which the Group’s CEO and Director, Mr. Xiaofeng Ma, has provided a joint liability guarantee.

Amounts Due to a Company Controlled by a Related Party

In November 2020, a partnership controlled by the Group’s CEO and Director, Mr. Xiaofeng Ma provided a ten-month interest-free loan of RMB 500,000 to Muhua Shangce. As of December 31, 2020, the outstanding balance was RMB 500,000.

Expenses paid to a Related Company on Behalf of Huanqiuyimeng

From January 1, 2020 to May 14, 2020, before Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”) became a wholly owned subsidiary of the Company, Huanqiuyimeng prepaid RMB 672,254 to Shanghai Aixue, a company previously owned by president Mr. Jun Zhang and one of the employees, and Shanghai Aixue paid a total amount of RMB 483,902 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng.

From the Acquisition Date to December 31, 2019, Huanqiuyimeng prepaid RMB 1,038,494 to Shanghai Aixue, and Shanghai Aixue paid a total amount of RMB 1,037,126 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng. As of December 31, 2019, the outstanding balance was RMB 1,368 due from Shanghai Aixue, which is unsecured, interest free and repayable on demand.

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

Disposal of ATA Online to entities controlled by Management

On August 16, 2018, ACG completed the ATA Online Sale Transaction, among which, 67.5% of the equity interest of ATA Online was transferred to the entity controlled by ACG’s Chairman and Chief Executive Officer Mr. Xiaofeng Ma and the companies controlled by certain management members of ATA Online. See note 1 and note 25.

(22)	COMMITMENTS AND CONTINGENCIES

Payment under Non-cancelable Agreement

On April 27, 2017, the Group entered into a five-year agreement with Tsinghua University, under which ACG will support the research of the Research Institute of Future Education and Assessment at Tsinghua University under certain circumstances with funding support of RMB 50.0 million, out of which RMB 40.0 million have been paid and RMB 10.0 million will be paid in 2021.

Legal Proceedings

In March 2020, two of the Company’s shareholders, Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”) filed separate lawsuits with the Beijing Intermediate Court against the Company and Mr. Xiaofeng Ma, the chairman and chief executive officer of the Company relating to ATA Online Sale Transaction. The lawsuits claimed that the board of the directors of the Company did not have the right to approve ATA Online Sale Transaction, because the approval by unrelated shareholders was required, and that the ATA Online Business was worth more than the total consideration of US$200.0 million. As a result, the sale has resulted in loss to the plaintiffs.

The plaintiffs requested the overturn of all board resolutions of the Company regarding ATA Online Sale Transaction, Mr. Xiaofeng Ma to compensate RMB 95.0 million and RMB 5.0 million, respectively for the loss incurred by Alpha and Dynamic as a result of ATA Online Sale Transaction, and the Company and Mr. Xiaofeng Ma jointly bear the attorney’s fees of RMB 1.5 million and RMB 0.5 million respectively for Alpha and Dynamic, and other litigation costs incurred. The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported. As a result, these two cases will be heard by the Beijing Intermediate Court.

In addition, Alpha and Dynamic jointly filed a lawsuit with Ningbo Intermediate Court against Mr. Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, a director of the Company, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with ATA Online Sale Transaction, and listed the Company and ATA Online as interested third parties. The plaintiffs requested the overturn of all related party transactions between the defendants and the Company relating to ATA Online Sale Transaction, and Mr. Xiaofeng Ma, the entities controlled by management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. to return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, as the case may be, and all defendants and the Company to jointly bear the attorney’s fees of the plaintiffs in the amount of RMB 15.0 million and other litigation cost. The case was transferred by the Ningbo Intermediate Court to the Beijing Intermediate Court for further proceeding. As of the date of statement, this case has not yet been heard.

While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes and the Company believes that the plaintiffs’ claims are without any merits in their claims, the Company is actively preparing for the foregoing suits and shall defend itself against those allegations vigorously. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2020 since it is not probable that a liability has incurred and the amount of loss cannot be reasonably estimated.

(23)	OPERATING LEASES

The Group generates rental income by leasing its own properties. Rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent, and is classified as “other operating income, net” after netting off relevant costs.

Property on Operating Lease

	December 31, 2019	December 31, 2020
	RMB	RMB
Building	53,049,213	53,049,213
Less: Accumulated depreciation	(18,714,584)	(20,497,038)
	34,334,629	32,552,175

Since there are no substantive rental contracts outstanding as of December 31, 2020, future minimum rental income under non-cancelable operating lease as of December 31, 2020 is immaterial.

(24)	EARNINGS (LOSS) PER COMMON SHARE

Basic and diluted earnings (loss) per common share are calculated as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net earnings (loss) attributable to ATA Creativity Global	854,925,914	(122,253,989)	(92,198,032)
Dividends paid to participating securities	(13,249,006)	—	—
Redeemable non-controlling interest redemption value accretion	(6,085,542)	(6,008,491)	(6,184,572)
Net earnings (loss) available to common shareholders	835,591,366	(128,262,480)	(98,382,604)
Denominator:
Denominator for basic earnings (loss) per share:
Weighted average common shares outstanding	45,796,886	50,915,710	62,660,037
Denominator for diluted earnings (loss) per share	45,796,886	50,915,710	62,660,037
Basic loss per common share from continuing operations	(1.81)	(2.62)	(1.57)
Diluted loss per common share from continuing operations	(1.81)	(2.62)	(1.57)
Basic earnings per common share from discontinued operations	20.06	0.10	—
Diluted earnings per common share from discontinued operations	20.06	0.10	—
Basic earnings (loss) per common share attributable to ATA Creativity Global	18.25	(2.52)	(1.57)
Diluted earnings (loss) per common share attributable to ATA Creativity Global	18.25	(2.52)	(1.57)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the year ended December 31, 2018, 2019 and 2020, because their effect is anti-dilutive:

	Year ended December 31,
	2018	2019	2020
Shares issuable under share options	1,142,212	402,500	827,198

(25)	DISCONTINUED OPERATIONS

On August 16, 2018, ACG completed the ATA Online Sale Transaction, among which, 17.5% of the equity interest of ATA Online was transferred directly and indirectly to two entities affiliated with funds managed by CDH Investments, a major Chinese alternative asset management firm based in Beijing (the “CDH Entities”), for a consideration of USD 35.0 million, 16.5% of the equity interest of ATA Online was transferred to three holding companies controlled by certain management members of ATA Online (the “Management Entities”), for a consideration of USD 33.0 million, 15% of the equity interest of ATA Online was transferred to Zhuhai Lihonghuaying Equity Investment Partnership (Limited Partnership), a China-based entity principally engaged in private equity investments, or the LHHY Entity, for a consideration of USD 30.0 million, and 51% of the equity interest of ATA Online was transferred indirectly to New Beauty Holdings Limited, a company controlled by Mr. Xiaofeng Ma, for a consideration of USD 102.0 million.

Upon the final closing of the ATA Online Sale Transaction, a special cash dividend of approximately RMB 946.6 million was distributed on August 24, 2018.

Due to the closing of the Transaction, balance sheet items related to the disposed business lines will no longer be consolidated into ACG’s financial statements since the completion date of the Transaction. For the periods presented, the results of discontinued operations, less applicable income taxes are reported as two separate components of income (loss) on the consolidated statements of comprehensive income (loss) as applicable: 1) Income (loss) from operations of discontinued operations, net of income taxes, and 2) gain from disposal of discontinued operations, net of income taxes.

The major classes of line items constituting operating results of discontinued operations included in the Company’s consolidated statements of comprehensive income (loss) were as follows for the years ended December 31, 2018 and 2019. The gain from disposal of discontinued operations, net of income taxes, recorded for the year ended December 31, 2019, was to account for the reimbursement of legal and consulting expenses from the buyer in relation to the sale of ATA Online business.

Revenues generated from ATA Online Business, which primarily include testing services and online education services have been classified and reported under discontinued operations for all the periods presented.

	Year ended December 31,
	2018	2019
	RMB	RMB
Net revenues	194,939,146	—
Cost of revenues	116,432,436	—
Operating expenses	104,587,110	—
Other income	6,929,814	—
Loss from operations of discontinued operations, before income taxes	(19,150,586)	—
Income tax benefit	(199,617)	—
Loss from operations of discontinued operations, net of income taxes	(18,950,969)	—
Gain from disposal of discontinued operations, net of income taxes	937,605,948	4,894,197
Income from discontinued operations, net of income taxes	918,654,979	4,894,197
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(10,608)	—
Net Income from discontinued operations attributable to ATA Creativity Global	918,665,587	4,894,197

The condensed cash flows of the discontinued operations were as follows for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2018	2019
	RMB	RMB
Net cash provided by (used in) operating activities	(25,108,520)	4,894,197
Net cash used in investing activities	(8,666,299)	—
Net cash used in financing activities	(21,098,633)	—

(26)	ATA CREATIVITY GLOBAL (“PARENT COMPANY”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Cash and cash equivalents	77,996,136	2,486,636	381,094
Prepaid expenses and other current assets	13,154	3,983	610
Subscription receivable	8,530,931	—	—
Loan receivable, net	4,126,502	—	—
Investments in subsidiaries	213,391,690	198,028,805	30,349,242
Total assets	304,058,413	200,519,424	30,730,946
Accrued expenses and other payables	3,918,340	2,114,561	324,071
Total liabilities	3,918,340	2,114,561	324,071
Common shares	4,692,312	4,716,675	722,862
Treasury shares	(27,737,073)	(11,625,924)	(1,781,751)
Additional paid in capital	560,814,066	541,272,503	82,953,640
Accumulated other comprehensive loss	(37,478,167)	(37,424,722)	(5,735,590)
Accumulated deficit	(200,151,065)	(298,533,669)	(45,752,286)
Total shareholders’ equity	300,140,073	198,404,863	30,406,875
Total liabilities and shareholders’ equity	304,058,413	200,519,424	30,730,946

Condensed Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Operating expenses	(4,963,891)	(6,928,823)	(10,748,782)	(1,647,323)
Provision for loan receivable	—	(11,843,167)	(3,943,902)	(604,429)
Investment income (loss)	852,782,280	(110,881,674)	(83,753,528)	(12,835,790)
Interest expense	(446)	—	—	—
Interest income	1,306,567	1,391,183	63,613	9,749
Foreign currency exchange gains (losses), net	(284,138)	1	(5)	(1)
Income (loss) before income taxes	848,840,372	(128,262,480)	(98,382,604)	(15,077,794)
Income tax expense	—	—	—	—
Net income (loss)	848,840,372	(128,262,480)	(98,382,604)	(15,077,794)
Other comprehensive income (loss)	(11,437,409)	810,197	53,445	8,191
Comprehensive income (loss)	837,402,963	(127,452,283)	(98,329,159)	(15,069,603)

Condensed Statements of Cash Flows

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net cash used in operating activities	(29,996,291)	(4,797,830)	(10,150,979)	(1,555,706)
Cash flows from investing activities:
Cash received from subsidiaries	1,001,941,215	—	3,804,240	583,025
Loan lent to Beijing Biztour	(13,745,856)	—	—	—
Cash lent to subsidiaries	—	—	(72,794,230)	(11,156,204)
Proceeds from disposal of discontinued operations	—	4,894,197	—	—
Net cash provided by (used in) investing activities	988,195,359	4,894,197	(68,989,990)	(10,573,179)
Cash flows from financing activities:
Private placement	—	61,693,192	8,530,931	1,307,422
Repurchase of treasury shares			(4,003,530)	(613,568)
Cash received for exercise of share options	1,433,441	—	—	—
Special cash dividend	(946,611,803)	—	—	—
Net cash provided by (used in) financing activities	(945,178,362)	61,693,192	4,527,401	693,854
Effect of foreign exchange rate changes on cash	568,046	810,196	(895,932)	(137,306)
Net increase(decrease) in cash	13,588,752	62,599,755	(75,509,500)	(11,572,337)
Cash and cash equivalents at beginning of year	1,807,629	15,396,381	77,996,136	11,953,431
Cash and cash equivalents at end of year	15,396,381	77,996,136	2,486,636	381,094