Form 20-F
period 2021-12-31
ATA Creativity Global
filed 2022-04-26
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

63,247,176 common shares

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

☐ Yes  ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.
•	the “Company” refers to ATA Creativity Global, formerly known as ATA Inc.
•	the “VIE” refers to ATA Intelligent Learning (Beijing) Technology Limited, our variable interest entity based in China, and its subsidiary, as the context requires.
•

“we,” “us,” “our company,” “our” and “ACG” refer to the Company and its subsidiaries, as the context requires. On August 16, 2018, we completed the sale of ATA Online (Beijing) Education Technology Co., Ltd., or ATA Online, and its subsidiaries as well as ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, or Zhongxiao Zhixing, which were former subsidiaries of the Company incorporated under the laws of China and holding companies of ATA Online (collectively referred to as the “ATA Online Business”). After the completion of such sale of the ATA Online Business, the Company’s subsidiaries no longer include ATA Online and its direct shareholding companies, ATA Learning and Zhongxiao Zhixing. In 2019, we and the VIE completed the acquisition of 100% equity interests in Beijing Huanqiuyimeng Education Consultation Corp., or Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study (the “Huanqiuyimeng Acquisition”). After the completion of the Huanqiuyimeng Acquisition, the Company’s subsidiaries include Huanqiuyimeng and its subsidiaries.

•	the “WFOE” refers to ATA Education Technology (Beijing) Limited, formerly known as ATA Testing Authority (Beijing) Limited.
•	“China,” “Chinese” and “PRC” refer to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau.
•	all references to “Renminbi” or “RMB” are to the legal currency of China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
•	“PRC GAAP” refers to generally accepted accounting principles in the People’s Republic of China.
•

“credit hour” refers to the standard unit we use to measure educational credit for our portfolio training services (as defined below) and other educational services; each credit hour roughly equals one hour of time committed by our teachers in our portfolio training services and other educational services.

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2020 and 2021 and for each of the years in the three-year period ended December 31, 2021, and the related notes. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “AACG”.

We conduct our business primarily in China and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB 6.3726 to US$1.00, the noon buying rate in effect as of December 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;
•	our future prospects and market acceptance of our products and services;
•	our future business development and results of operations;
•	our plans for mergers and acquisitions;
•	the impact of the sale of the ATA Online Business;
•	the impact of the Huanqiuyimeng Acquisition;
•	projected revenues, profits, earnings and other estimated financial information;
•	our plans to expand and enhance our products and services, and increase our online and hybrid offerings;
•	the potential market size and growth of our products and services;
•	competition in the market for our products and services;
•	Chinese laws, regulations and policies, including those applicable to the education industry, internet content providers, variable interest entity and foreign exchange;
•	the impact of the political tensions between the United States and China or other countries, and the impact of actual or potential international military actions;
•	the impact of the outbreak and continuing spread of the coronavirus disease, or COVID-19, and other pandemics or natural disasters; and
•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3.D. Risk Factors” and elsewhere in this annual report.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools, foreign language training services, junior art education and other educational services to our students. We have successfully helped thousands of students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries, among which quite some have gained entry into top art universities and colleges in such countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our service spectrum.

For the fiscal year ended December 31, 2021, we had 4,287 students enrolled, of which 53.3% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. Our net revenues were RMB 97.8 million, RMB 162.2 million and RMB 202.2 million ($31.7 million) in the fiscal years ended December 31, 2019, 2020 and 2021, respectively.

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries. The Company, through its wholly owned subsidiary ACG International Group Limited, or ACGIGL, holds 69.04% of the equity interests of Huanqiuyimeng. The Company also has the power to direct activities of the VIE through the WFOE and consolidates the VIE into its consolidated financial statements under U.S. GAAP. As of the date of this annual report, the VIE has no business operations of its own, but holds 30.96% equity interests in Huanqiuyimeng, and 70% equity interests in Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company newly established in August 2021 for purpose of developing and marketing our project-based learning services in form of short-term art courses but has no business operations as of the date of this annual report. Other than holding equity interests in Huanqiuyimeng and Beijing Zhenwu, the VIE also holds minority investments in two PRC companies. Notwithstanding the foregoing, as we are currently expanding our online courses and other services, for which an internet content provision license, or ICP license, may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.  The variable interest entity structure is a structure commonly used to provide contractual exposure to foreign investment in China-based companies where PRC law prohibits direct foreign investment in the related Chinese operating companies, and investors may never be able to directly hold equity interests in the VIE. This structure involves unique risks to investors and PRC regulatory authorities could disallow our variable interest entity structure, which may result in a material change in our operations and/or value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless.  See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.” for more detailed discussions.

We operate business primarily in China and are subject to complex and evolving PRC laws and regulations.  Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer our ADSs in the future, result in a material adverse effect on our business operations, and damage our reputation, which might further cause our ADSs to significantly decline in value or become worthless.  See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China.”

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations and overseas listing in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, publishing new regulations for public comment requiring Chinese companies conducting direct and indirect overseas securities offering and listing to complete filing procedure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new or still evolving, it is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange.  See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business” and “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China.”

Our Corporate Structure

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through ACGIGL, a wholly owned subsidiary of the Company, and 30.96% equity interests of Huanqiuyimeng is owned by the VIE. We, through the WFOE, entered into a series of contractual arrangements with the VIE and its shareholders, including (i) powers of attorney under which we can exclusively exercise all rights of shareholders of the VIE; (ii) exclusive technical consulting and services agreement that allows us to have sole and exclusive right to provide specified technical and consulting services to the VIE and receive certain consulting fees from the VIE; (iii) call option and cooperation agreement and loan agreements that provide us with the option to purchase the equity interest in the VIE; and (iv) equity interest pledge agreements that guarantee the performance of the VIE and its shareholders’ obligations under the exclusive technical consulting and services agreement and the call option and cooperation agreement. Under U.S. GAAP, pursuant to such contractual arrangements, the Company (i) has the power, through the WFOE, to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the losses and the right to receive benefits of the VIE that could potentially be significant to the VIE. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. See “Item 4.A. History and Development of the Company — Our Consolidated Variable Interest Entity.” and “Item 4.A. History and Development of the Company — Contractual Arrangements with the VIE.”  However, these contractual arrangements may be less effective in providing operational control than direct ownership as the VIE’s shareholders may fail to perform their obligations under the contractual arrangements and we could incur substantial costs in enforcing these contractual arrangements if we are able to enforce these contractual arrangements at all. Our rights under such contractual arrangements have not been tested in a court of law, and we cannot assure you that a court would enforce our contractual rights. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.  If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements.  See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.”

The following diagram illustrates the simplified corporate structure of us and the VIE as of the date of this annual report:

Notes:

(1)	ATA Creativity Global is the entity in which investors hold or can purchase their interest.
(2)	As of the date of this annual report, the VIE has no business operations of its own.
(3)

Beijing Zhenwu was established in August 2021 mainly for purposes of developing and marketing our project-based learning services in the form of short-term art courses, and has no substantive business operations as of the date of this annual report.

(4)

We conduct our operations through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly or majority owned subsidiaries. Huanqiuyimeng has 9 directly or indirectly wholly owned subsidiaries and 6 directly or indirectly majority owned subsidiaries.

Government Regulations and Permissions

As of the date of this annual report, we believe that the Company, its subsidiaries and the VIE have received all requisite permissions and approvals from the PRC government authorities to operate their business in the PRC and offer securities to foreign investors, and no permissions or approvals have been denied. We have obtained an opinion from Jincheng Tongda & Neal Law Firm, our PRC legal counsel, with respect to all permissions and approvals necessary to operate our business in the PRC and offer securities to foreign investors. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions and approvals are not required but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, the Company, its subsidiaries and the VIE may be required to obtain additional licenses or approvals.

Below is a table summarizing (i) all permissions and approvals the Company, its subsidiaries or the VIE are required to obtain from the PRC government authorities for their business operations in the PRC as of the date of this annual report; (ii) permissions and approvals which we may inadvertently conclude are not required but the regulators may not take the same view as we do, and (iii) permissions and approvals that are not required as of the date of this annual report but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations, based on information available to the Company.

	Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
Permissions and approvals the Company, its subsidiaries or the VIE are required to obtain from the PRC government authorities for their business operations in the PRC	Business License	PRC subsidiaries of the Company and the VIE	Not applicable as all entities required to obtain such permissions and approvals have obtained such permissions and approvals.
	Registration and Filing of Foreign-invested Enterprises	The WFOE and Huanqiuyimeng
Permissions and approvals which we may inadvertently conclude are not required but the regulators may not take the same view as we do	Operating Permit for Private School (see below for more detailed discussion)

Qingdao Haili Education Consultation Co., Ltd. has obtained an Operating Permit for Private School for our training center in Qingdao. Other than that, none of our training centers have obtained an Operating Permit for Private School

Our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations, which could materially and adversely affect our business, results of operations, financial condition, and the value of our ADSs.

	Travel Agency Business License (see below for more detailed discussion)	None

Our PRC subsidiaries engaged in research-based learning services may be subject to non-compliance rectification order, confiscation of illegal income from such business, or fines, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs.

Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
ICP license (see below for more detailed discussion)	The VIE

Our PRC subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal income from such business, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs.

Permissions and approvals that are not required as of the date of this annual report but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations

Filing with the CSRC under the Overseas Offering and Listing Regulations Drafts (see below for more detailed discussion)	Not applicable

The PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, disciplinary conversations, warning letters, or fines, or if the non-compliance is deemed serious by the regulators, may be ordered to cease operations and subject to revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Cybersecurity review clearance (see below for more detailed discussion)	Not applicable

The Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
Security Assessment of Cross-border Transfer of Personal Information/ Personal Information Protection Certification	Not applicable

The Company, its subsidiaries and the VIE may be subject to non-compliance rectification order, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

Clearance under the Draft Confidentiality Provisions (see below for more detailed discussion)	Not applicable

The Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

Potential Permissions and Approvals for Business Operations

Operating Permit for Private School

According to the Law for Promoting Private Education, as amended by the Standing Committee of the National People’s Congress of the PRC, or the NPC, on December 29, 2018 (the “Amended Private Education Law”), and the Amended Implementation Rules for the Law for Promoting Private Education newly promulgated by the State Council on April 7, 2021 which became effective since September 1, 2021 (the “Amended Implementation Rules”), private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities.  Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits, and there are no implementing rules that require private education institutions focusing on art or other non-academic cultural education to obtain private school operating permits.  To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits.  However, since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules.  To date, only one of our training centers in Qingdao has obtained an private school operating permit.  If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

Operating Permit for Travel-related Activity

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. With respect to our research-based learning services, our PRC subsidiaries cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which require them to obtain travel agency permit.  If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines on such PRC subsidiaries.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

ICP license

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011.  Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC.  According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), the provision of information services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.  Since the outbreak of the COVID-19, we have shifted some of our offline courses to online courses and provided them to our students through online platforms of third party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third party online platforms.  To date, our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license.  However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do.  If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license to preserve our flexibility to operate relevant business. If the ICP license is required in the future or we choose to provide information services through our own online platform, we will transfer relevant businesses to the VIE to comply with the compliance requirements.

Potential Permissions and Approvals for Offering Securities to Foreign Investors

The Crackdown Opinion

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, or the Crackdown Opinions.  The Crackdown Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies.  The Crackdown Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.  As of the date of this annual report, we believe the permission and approval of the China Securities Regulatory Commission, or the CSRC, is not required for the Company, its subsidiaries and the VIE in connection with our listing on Nasdaq, but as the Crackdown Opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time, we cannot assure you that the Company, its subsidiaries and the VIE will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all.  If the Company, its subsidiaries and the VIE are unable to obtain such permission or approval if required in the future, our securities may be delisted from Nasdaq and/or the value of our ADSs may significantly decline or become worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Filing with the CSRC under the Overseas Offering and Listing Regulations Drafts

Further to the Crackdown opinion, on December 24, 2021, the CSRC published Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Offering and Listing Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Registration Measures”, and collectively with the Draft Overseas Offering and Listing Provisions, the “Overseas Offering and Listing Regulations Drafts”), which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company.  Under the Overseas Offering and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and in the event any listing or issuance of securities falls under such definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. As of the date of this annual report, the Company, its subsidiaries and the VIE are not required to make filings with or obtain approval from CSRC in order to maintain the listing status of our common shares on Nasdaq or to conduct offerings of securities as the Offering and Listing Regulations Drafts have not been issued and taken effect. It is uncertain when the final regulations of the Overseas Offering and Listing Regulations Drafts will be issued and take effect, and how they will be enacted, interpreted or implemented.  We cannot assure you that the Company, its subsidiaries and the VIE will not in the future be required to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our common shares on Nasdaq or to conduct offerings of securities in the future.  In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approvals from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, disciplinary conversations, warning letters, or fines, or if the non-compliance is deemed serious by the regulators, may be ordered to cease operations and subject to revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China, or the CAC, published the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, pursuant to which, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange, shall be subject to the cybersecurity review by the CAC.  We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.  However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.  If the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring us to go through the cybersecurity review by the CAC. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations.  Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

Security Assessment of Cross-border Transfer of Personal Information/Personal Information Protection Certification

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021, pursuant to which, the personal information processor, where it is necessary to transfer personal information out of the PRC for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information cross the border of the PRC, it shall inform the information owners the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. As of the date of this annual report, the amount of personal information transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment.  As the national cyberspace authorities have not yet authorized any professional organizations to conduct personal information protection certification or formulated a standard model contract with overseas recipients, the Company, its subsidiaries and the VIE would not have any access to complete the personal information protection certification or enter into standard model contracts with overseas recipients as of the date of this annual report. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment or personal information protection certification, we will face uncertainty as to whether any required actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.  See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations.  Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

Clearance under the Draft Confidentiality Provisions

On April 2, 2022, the CSRC published Provisions on Strengthening the Relevant Confidentiality and Archives Management Work Relating to the Overseas Issuance of Securities and Listing of Domestic Enterprises (Draft for Comments) (the “Draft Confidentiality Provisions”). According to the Draft Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Draft Confidentiality Provisions.  Domestic enterprises that provide, publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, file with the competent confidentiality administrative authorities.  As of the date of this annual report, the Draft Confidentiality Provisions has not been officially issued and taken effect. It is uncertain when the final regulations of the Draft Confidentiality Provisions will be officially issued and take effect, and how it will be enacted, interpreted or implemented.  We believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Draft Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities.  As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the foregoing approval or complete any of the forgoing procedures.  However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Transfer of Cash within Our Organization

We adopt a holding company structure, and our holding companies may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries or cash paid by the VIE under the VIE arrangement for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations not carried through our PRC subsidiaries or the VIE. Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained.  See “— Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed discussions.

The Company may transfer funds to ATA BVI, Xing Wei and ACGIGL through capital contribution into or a shareholder loan to such subsidiaries respectively. ATA BVI and ACGIGL may transfer funds through capital contribution into or a shareholder loan to the WFOE and Huanqiuyimeng respectively.  The WFOE and Huanqiuyimeng may transfer funds to their respective subsidiaries through capital contribution into or a shareholder loan to them.  The WFOE provides services including comprehensive business support, technical services, and consultancy, in exchange for service fees from the VIE.  The WFOE may also provide loans to the VIE, subject to statutory limits and restrictions. In addition, the VIE may also receive dividends from its subsidiaries or investing companies, including Huanqiuyimeng, Beijing Zhenwu, and others.

The following diagram illustrates the typical fund flow through our organization (including the VIE).

Cash Flow and Assets Transfer between the Company, Its Subsidiaries, and the VIE

For the years ended December 31, 2019 and 2020, the Company received cash inflows of US$8.8 million and US$1.2 million, respectively, from new investors through private placements. See line item of “Cash flows from financing activities - Cash received upon private placement” in the Company’s condensed consolidating schedule depicting the consolidated cash flows under “— VIE Consolidation Schedule” (the “Condensed Cash Flow Schedule”) for fiscal years 2019 and 2020, and the Company’s consolidated statements of cash flows for fiscal years 2019 and 2020. The Company received RMB4.1 million from subsidiaries of the Company and paid RMB9,692 to subsidiaries of the Company, respectively, for the year ended December 31, 2021. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2021.

Cash is transferred from the Company to its subsidiaries through shareholder loan and capital contribution. For the year ended December 31, 2019, ATA BVI, a subsidiary of the Company, provided a loan of US$2.0 million to its subsidiaries. These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2019. See note 6 to the Condensed Cash Flow Schedule for fiscal year 2019. For the year ended December 31, 2020, ATA BVI made capital contribution of US$5.0 million to its subsidiaries. These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2020. See note 3 to the Condensed Cash Flow Schedule for fiscal year 2020. For the year ended December 31, 2020, the Company transferred RMB72.8 million, primarily the proceeds it received from the private placement, to its subsidiaries in support of their operations. See line items of “Cash flows from investing activities – Cash paid to inter-companies” and “Cash flows from financing activities – Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020. The Company also received RMB3.8 million from its subsidiaries as repayment of financial support from the Company. See line items of “Cash flows from investing activities – Cash received from inter-companies” and “Cash flows from financing activities – Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020 and note 4 thereto. For the year ended December 31, 2021, subsidiaries of ATA BVI repaid RMB2.7 million to ATA BVI in relation to the loan borrowed from ATA BVI during the year ended December 31, 2019. This cash flow was classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and was eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2021. See note 1 to the Condensed Cash Flow Schedule for fiscal year 2021.

To date, we and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements (defined below). We and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the years ended December 31, 2019, 2020 and 2021, due to the fact that the VIE did not provide material services, the VIE did not generate material cash inflows from the delivery of services, and its cash inflows were primarily provided via loan arrangement from subsidiaries of the Company. For the years ended December 31, 2019, 2020 and 2021, the VIE borrowed RMB42.0 million, RMB15.1 million and RMB5.9 million from subsidiaries of the Company respectively. The VIE repaid RMB28.0 million and RMB250,000 to subsidiaries of the Company during the years ended December 31, 2019 and 2021 respectively. See line items of “Cash flows from investing activities – Cash paid to inter-companies/Cash received from inter-companies” and “Cash flows from financing activities – Cash received from inter-companies/Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2019, 2020 and 2021. As of December 31, 2021, the outstanding payables due from the VIE to subsidiaries of the Company were RMB62.8 million, which was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021. These cash flows were classified as investing activities of subsidiaries of the Company and financing activities of the VIE, respectively.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. See the line items of “Cash flows from investing activities - Cash lent to nominee shareholders of the VIE” and “Cash flows from financing activities - Cash received from nominee shareholders of the VIE” in the Condensed Cash Flow Schedule for fiscal year 2019. In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company, or “new nominee shareholder”) and paid back the entire RMB5.0 million loan to the WFOE. The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. See line item of “Cash flows from investing activities - Cash received upon repayment of loan to a nominee shareholder of the VIE/ Cash paid for issuance loan to a nominee shareholder of the VIE” respectively in the Condensed Cash Flow Schedule for fiscal year 2020 and note 5 thereto. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2021, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB45.0 million and RMB5.0 million respectively were recorded as the receivables due from related parties for VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2019, 2020 and 2021.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

The Company’s subsidiaries and the VIE did not make any dividends or distributions to the Company in the fiscal years ended December 31, 2019, 2020 and 2021. If any dividend is paid by our PRC subsidiaries to the Company in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”  If any payment is made from the VIE to the WFOE pursuant to the contractual arrangements between them, such payments will be subject to PRC taxes, including business taxes and value-added tax, or VAT.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

The Company did not make any dividends or distributions to its shareholders in the fiscal years ended December 31, 2019, 2020 and 2021. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

Under the current laws of the Cayman Islands, no Cayman Islands withholding tax is imposed upon any payments of dividends by the Company. However, if the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”

In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that the Company makes to investors with respect to our ADSs or common shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. See “Item 10.E. Taxation — United States Federal Income Taxation.”

Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries and we may elect to provide such services through the VIE in the future.  Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained.  As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE.  If any of our PRC subsidiaries or the VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company.  If any of our PRC subsidiaries or the VIE is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.  The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met.  Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans.

Also, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP.  Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital.  Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.  In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.  See “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE. The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

VIE Consolidation Schedule

The following tables present the Company’s condensed consolidating schedule depicting the consolidated statements of comprehensive income (loss) for the fiscal years ended December 31, 2019, 2020 and 2021 of the Company, its subsidiaries, the VIE, and the corresponding eliminating adjustments separately.

	Year Ended December 31,
	2021
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	202,209,465	—	—		202,209,465
Cost and expenses:
Cost of revenues	90,029	97,323,886	—	—		97,413,915
Operating expenses	6,412,398	163,895,033	1,032,971	(133,351)	(1)	171,207,051
Total cost and expenses	6,502,427	261,218,919	1,032,971	(133,351)		268,620,966
Other operating income, net	—	155,369	—	(133,351)	(1)	22,018
Loss from operations	(6,502,427)	(58,854,085)	(1,032,971)	—		(66,389,483)
Other income	94	894,258	3,283	—		897,635
Investment loss	(5,120,016)	—	(7,042,524)	12,162,540	(2)	—
Gain on disposal of subsidiaries and others	—	33,542,154	—	—		33,542,154
Impairment loss of long-term investments	—	—	(6,000,000)	—		(6,000,000)
Loss from operations before income taxes	(11,622,349)	(24,417,673)	(14,072,212)	12,162,540		(37,949,694)
Income tax benefit	—	(1,539,577)	—	—		(1,539,577)
Loss from operations, net of income taxes	(11,622,349)	(22,878,096)	(14,072,212)	12,162,540		(36,410,117)
Net loss	(11,622,349)	(22,878,096)	(14,072,212)	12,162,540		(36,410,117)
Net loss attributable to non-controlling interests	—	(9,747,545)	(55,503)	7,042,524	(2)	(2,760,524)
Net loss attributable to ATA Creativity Global	(11,622,349)	(13,130,551)	(14,016,709)	5,120,016		(33,649,593)

	Year Ended December 31,
	2020
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	162,167,547	—	—		162,167,547
Cost and expenses:
Cost of revenues	—	98,521,027	—	—		98,521,027
Impairment loss of intangible assets	—	3,120,425	—	—		3,120,425
Provision for loan receivable and other receivables	3,943,902	1,960,403	—	—		5,904,305
Operating expenses	10,748,782	151,212,911	468,695	—		162,430,388
Total cost and expenses	14,692,684	254,814,766	468,695	—		269,976,145
Other operating income, net	—	330,224	—	—		330,224
Loss from operations	(14,692,684)	(92,316,995)	(468,695)	—		(107,478,374)
Other income	63,608	50,050	5,323	—		118,981
Investment loss	(83,753,528)	—	(13,840,830)	97,594,358	(2)	—
Loss on disposal of subsidiaries and others	—	(1,767,800)	—	—		(1,767,800)
Impairment loss of long-term investments	—	(1,726,391)	—	—		(1,726,391)
Loss from operations before income taxes	(98,382,604)	(95,761,136)	(14,304,202)	97,594,358		(110,853,584)
Income tax benefit	—	(10,268,836)	—	—		(10,268,836)
Loss from operations, net of income taxes	(98,382,604)	(85,492,300)	(14,304,202)	97,594,358		(100,584,748)
Net loss	(98,382,604)	(85,492,300)	(14,304,202)	97,594,358		(100,584,748)
Net loss attributable to non-controlling interests	—	(22,227,546)	—	13,840,830	(2)	(8,386,716)
Net loss attributable to ATA Creativity Global	(98,382,604)	(63,264,754)	(14,304,202)	83,753,528		(92,198,032)

	Year Ended December 31,
	2019
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	97,770,167	—	—		97,770,167
Cost and expenses:
Cost of revenues	—	61,914,502	—	—		61,914,502
Impairment loss of intangible assets and other non-current assets	—	8,932,439	—	—		8,932,439
Provision for loan receivable and other receivables	11,843,167	5,587,658	—	—		17,430,825
Operating expenses	6,928,823	115,188,774	841,189	4,894,197	(3)	127,852,983
Total cost and expenses	18,771,990	191,623,373	841,189	4,894,197		216,130,749
Other operating income, net	—	588,147	—	—		588,147
Loss from continuing operations	(18,771,990)	(93,265,059)	(841,189)	(4,894,197)		(117,772,435)
Other income (loss)	1,391,184	2,117,988	(175,995)	—		3,333,177
Investment loss	(110,881,674)	—	(7,520,504)	118,402,178	(2)	—
Loss on disposal of subsidiaries and others	—	(7,850)	—	—		(7,850)
Impairment loss of long-term investments	—	(20,895,309)	(5,919,198)	—		(26,814,507)
Loss from continuing operations before income taxes	(128,262,480)	(112,050,230)	(14,456,886)	113,507,981		(141,261,615)
Income tax benefit	—	(7,149,119)	—	—		(7,149,119)
Loss from continuing operations, net of income taxes	(128,262,480)	(104,901,111)	(14,456,886)	113,507,981		(134,112,496)
Income from discontinued operations, net of income taxes	—	—	—	4,894,197	(3)	4,894,197
Net loss	(128,262,480)	(104,901,111)	(14,456,886)	118,402,178		(129,218,299)
Net loss attributable to non-controlling interests	—	(14,484,814)	—	7,520,504	(2)	(6,964,310)
Net loss attributable to ATA Creativity Global	(128,262,480)	(90,416,297)	(14,456,886)	110,881,674		(122,253,989)

(1)

To eliminate the rental income and rental expense recognized in WFOE and Beijing Zhenwu respectively for the real estate premise that WFOE has leased to Beijing Zhenwu for its business initiatives. The lease has been terminated before the year-end of 2021.

(2)

To eliminate the investment income or loss recognized in the Company derived from earnings or losses picked up from its subsidiaries and the VIE, as well as the investment loss recorded in the VIE with the net loss attributable to the VIE as non-controlling interests recorded in the subsidiaries of the Company.

(3)

To reclassify the legal and consulting fee reimbursement from the buyer related to the disposal of discontinued operations, which was presented under “operating expenses” of the Company’s condensed statement of comprehensive income (loss) versus “gain from disposal of discontinued operations, net of income taxes” of the consolidated statement of comprehensive income (loss).

The following tables present the Company’s condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2020 and 2021 of the Company, its subsidiaries, the VIE and corresponding eliminating adjustments separately.

	December 31,
	2021
	The Company	Subsidiaries of the Company		VIE		Elimination adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	2,235,730	68,912,585		191,046		—		71,339,361
Receivables	—	938,189		—		—		938,189
Prepaid expenses and other current assets	3,892	3,109,667		16,041		—		3,129,600
Inter-company receivables	—	62,767,353	(1)	—		(62,767,353)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	2,239,622	185,727,794		207,087		(112,767,353)		75,407,150
Non-current assets:
Other non-current assets	—	199,010,119		3,078		—		199,013,197
Goodwill	—	194,754,963		—		—		194,754,963
Long-term investments	187,780,984	38,000,000		62,722,195		(250,503,179)	(3)	38,000,000
Total non-current assets	187,780,984	431,765,082		62,725,273		(250,503,179)		431,768,160
Total assets	190,020,606	617,492,876		62,932,360		(363,270,532)		507,175,310

LIABILITIES
Current liabilities:
Accrued expenses and other payables	2,251,514	45,798,492		124,089		—		48,174,095
Deferred revenues and other current liabilities	—	219,804,519		—		—		219,804,519
Inter-company payables	—	—		62,767,353	(1)	(62,767,353)	(1)	—
Total current liabilities	2,251,514	265,603,011		62,891,442		(62,767,353)		267,978,614
Total non-current liabilities		48,297,162						48,297,162
Total liabilities	2,251,514	313,900,173		62,891,442		(62,767,353)		316,275,776

Shareholders' equity:
Common shares	4,720,147	—		—		—		4,720,147
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2) (3)	—
Treasury shares	(9,818,754)	—		—		—	(3)	(9,818,754)
Additional paid-in capital	540,583,564	(121,495,877)		—		121,495,877	(3)	540,583,564
Accumulated other comprehensive loss	(37,559,847)	(37,920,623)		—		37,920,623	(3)	(37,559,847)
Retained earnings (accumulated deficits)	(310,156,018)	381,116,261		(49,903,579)		(331,212,682)	(3)	(310,156,018)
Non-redeemable non-controlling interests	—	65,908,142		(55,503)		(62,722,197)	(3)	3,130,442
Total shareholders’ equity	187,769,092	303,592,703		40,918		(300,503,179)		190,899,534
Total liabilities and shareholders’ equity	190,020,606	617,492,876		62,932,360		(363,270,532)		507,175,310

	December 31,
	2020
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	2,486,636	110,145,679	91,118	—		112,723,433
Receivables	—	2,245,194	—	—		2,245,194
Prepaid expenses and other current assets	3,983	5,882,810	84,180	—		5,970,973
Inter-company receivables	—	57,122,000	—	(57,122,000)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	—	(50,000,000)	(2)	—
Total current assets	2,490,619	225,395,683	175,298	(107,122,000)		120,939,600
Non-current assets:
Other non-current assets	—	215,917,712	8,757	—		215,926,469
Goodwill	—	194,754,963	—	—		194,754,963
Long-term investments	198,028,805	38,000,000	75,764,719	(267,793,524)	(3)	44,000,000
Total non-current assets	198,028,805	448,672,675	75,773,476	(267,793,524)		454,681,432
Total assets	200,519,424	674,068,358	75,948,774	(374,915,524)		575,621,032

LIABILITIES
Current liabilities:
Accrued expenses and other payables	2,114,561	44,834,059	71,562	—		47,020,182
Short-term loans	—	6,801,000	—	—		6,801,000
Payable for business acquisition	—	—	4,642,082	—		4,642,082
Deferred revenues and other current liabilities	—	216,420,299	—	—		216,420,299
Inter-company payables	—	—	57,122,000	(57,122,000)	(1)	—
Total current liabilities	2,114,561	268,055,358	61,835,644	(57,122,000)		274,883,563
Total non-current liabilities	—	52,991,237	—	—		52,991,237
Total liabilities	2,114,561	321,046,595	61,835,644	(57,122,000)		327,874,800

Mezzanine equity-redeemable non-controlling interests	—	48,498,368	—	—		48,498,368

Shareholders' equity:
Common shares	4,716,675	—	—	—		4,716,675
Paid-in capital	—	15,984,800	50,000,000	(65,984,800)	(2) (3)	—
Treasury shares	(11,625,924)	—	—	—		(11,625,924)
Additional paid-in capital	541,272,503	(121,460,091)	—	121,460,091	(3)	541,272,503
Accumulated other comprehensive loss	(37,424,722)	(20,210,953)	—	20,210,953	(3)	(37,424,722)
Retained earnings (accumulated deficits)	(298,533,669)	359,601,917	(35,886,870)	(323,715,047)	(3)	(298,533,669)
Non-redeemable non-controlling interests	—	70,607,722	—	(69,764,721)	(3)	843,001
Total shareholders’ equity	198,404,863	304,523,395	14,113,130	(317,793,524)		199,247,864
Total liabilities, mezzanine equity and shareholders’ equity	200,519,424	674,068,358	75,948,774	(374,915,524)		575,621,032

(1)	To eliminate the amounts related to the loans provided by subsidiaries of the Company to the VIE.
(2)	To eliminate the loans that the WFOE provided to Mr. Xiaofeng Ma and Mr. Jun Zhang as capital contribution (common shares) into the VIE.
(3)	To eliminate the Company’s equity pick-up from subsidiaries or the VIE under respective equity accounts with corresponding long-term investment balances of the subsidiaries or the VIE.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2019, 2020 and 2021 of the Company, its subsidiaries, the VIE, and corresponding eliminating adjustments separately.

	Year Ended December 31,
	2021
	The Company	Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash used in operating activities	(4,529,860)	(26,400,482)		(903,343)	—		(31,833,685)
Cash flows from investing activities:
Payment for acquisition of a subsidiary	—	—		(4,642,082)	—		(4,642,082)
Cash received from inter-companies	4,113,412	250,000	(1)	—	(4,363,412)		—
Cash paid to inter-companies	(9,692)	(5,895,353)		—	5,905,045		—
Cash paid for property and equipment	—	(4,451,589)		—	—		(4,451,589)
Other cash movements	—	(935,321)		—	—		(935,321)
Net cash used in investing activities	4,103,720	(11,032,263)		(4,642,082)	1,541,633	(2)	(10,028,992)
Cash flows from financing activities:
Cash received from short-term loans	—	2,710,000		—	—		2,710,000
Repayment of short-term loans	—	(2,000,000)		—	—		(2,000,000)
Cash received from inter-companies	—	9,692		5,895,353	(5,905,045)		—
Cash paid to inter-companies	—	(4,113,412)	(1)	(250,000)	4,363,412		—
Other cash movements	232,245	(114,729)		—	—		117,516
Net cash provided by financing activities	232,245	(3,508,449)		5,645,353	(1,541,633)	(2)	827,516
Effect of foreign currency exchange rate changes on cash	(57,011)	(291,900)		—	—		(348,911)
Net increase (decrease) in cash and cash equivalents	(250,906)	(41,233,094)		99,928	—		(41,384,072)
Cash and cash equivalents at the beginning of the year	2,486,636	110,145,679		91,118	—		112,723,433
Cash and cash equivalents at the end of the year	2,235,730	68,912,585		191,046	—		71,339,361

	Year Ended December 31,
	2020
	The Company		Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB		RMB		RMB	RMB		RMB
Net cash used in operating activities	(10,150,979)		(17,256,377)		(466,004)	—		(27,873,360)
Cash flows from investing activities:
Payment for acquisition of a subsidiary	—		—		(15,000,000)	—		(15,000,000)
Cash paid to inter-companies	(72,794,230)		(15,122,000)	(3)	—	87,916,230		—
Cash paid for property and equipment	—		(4,910,407)		—	—		(4,910,407)
Cash received from inter-companies	3,804,240	(4)	—		—	(3,804,240)		—
Cash received upon repayment of loan to a nominee shareholder of the VIE	—		5,000,000	(5)	—	(5,000,000)		—
Cash paid for issuance loan to a nominee shareholder of the VIE	—		(5,000,000)	(5)	—	5,000,000		—
Other cash movements	—		819,979		—	—		819,979
Net cash used in investing activities	(68,989,990)		(19,212,428)		(15,000,000)	84,111,990	(2)	(19,090,428)
Cash flows from financing activities:
Cash received from short-term loans	—		19,618,000		—	—		19,618,000
Repayment of short-term loans	—		(17,808,000)		—	—		(17,808,000)
Cash received upon repayment of loan to a nominee shareholder of the VIE	—		—		—	5,000,000		5,000,000
Cash paid for issuance loan to a nominee shareholder of the VIE	—		—		—	(5,000,000)		(5,000,000)
Cash received from inter-companies	—		72,794,230	(3)	15,122,000	(87,916,230)		—
Cash received upon private placement	8,530,931		—		—	—		8,530,931
Cash paid for repurchase of common shares	(4,003,530)		—		—	—		(4,003,530)
Cash paid to inter-companies	—		(3,804,240)	(4)	—	3,804,240		—
Other cash movements	—		(33,807)		—	—		(33,807)
Net cash provided by financing activities	4,527,401		70,766,183		15,122,000	(84,111,990)	(2)	6,303,594
Effect of foreign currency exchange rate changes on cash	(895,932)		81,801		—	—		(814,131)
Net increase (decrease) in cash and cash equivalents	(75,509,500)		34,379,179		(344,004)	—		(41,474,325)
Cash and cash equivalents at the beginning of the year	77,996,136		75,766,500		435,122	—		154,197,758
Cash and cash equivalents at the end of the year	2,486,636		110,145,679		91,118	—		112,723,433

	Year Ended December 31,
	2019
	The Company	Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash used in operating activities	(4,797,830)	(51,637,369)		(1,441,360)	—		(57,876,559)
Cash flows from investing activities:
Payment for acquisition of a subsidiary, less cash acquired	—	36,929,271		(71,483,973)	—		(34,554,702)
Cash received from inter-companies	—	28,000,000		—	(28,000,000)		—
Cash paid to inter-companies	—	(42,000,000)	(6)	—	42,000,000		—
Cash lent to nominee shareholders of the VIE	—	(40,000,000)		—	40,000,000		—
Cash paid for property and equipment	—	(1,275,916)		(8,900)	—		(1,284,816)
Cash paid for long-term investments	—	—		(6,000,000)	—		(6,000,000)
Proceeds from disposal of discontinued operations, net of cash disposed in the amount of RMB147,738,996, RMB nil and nil for the years ended December 31, 2018, 2019 and 2020	4,894,197	—		—	—		4,894,197
Net cash provided by (used in) investing activities	4,894,197	(18,346,645)		(77,492,873)	54,000,000	(2)	(36,945,321)
Cash flows from financing activities:
Cash received upon private placement	61,693,192	—		—	—		61,693,192
Cash paid to inter-companies	—	—		(28,000,000)	28,000,000		—
Cash received from inter-companies	—	—	(6)	42,000,000	(42,000,000)		—
Cash received from nominee shareholders of the VIE	—	—		40,000,000	(40,000,000)		—
Cash contributed by non-controlling interest holder of Muhua Shangce	—	5,000,000		—	—		5,000,000
Repayment of short-term loans	—	(9,000,000)		—	—		(9,000,000)
Other cash movements	—	(126,723)		—	—		(126,723)
Net cash provided by (used in) financing activities	61,693,192	(4,126,723)		54,000,000	(54,000,000)	(2)	57,566,469
Effect of foreign currency exchange rate changes on cash	810,196	56,631		—	—		866,827
Net increase (decrease) in cash and cash equivalents	62,599,755	(74,054,106)		(24,934,233)	—		(36,388,584)
Cash and cash equivalents at the beginning of the year	15,396,381	149,820,606		25,369,355	—		190,586,342
Cash and cash equivalents at the end of the year	77,996,136	75,766,500		435,122	—		154,197,758

(1)

For the fiscal year ended December 31, 2021, ATA BVI, a subsidiary of the Company, received RMB2.7 million repayment of loan from its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of "Subsidiaries of the Company".

(2)

Eliminated the amounts of cash inflows or outflows among the Company, subsidiaries of the Company and the VIE, mainly comprised of 1) loans provided by the Company to its subsidiaries and by the subsidiaries of the Company to the VIE, offset by repayments; and 2) loans provided by the WFOE to nominee shareholders of the VIE, which were injected into the VIE as capital contribution. The transactions of nominee shareholder loan repayment and issuance were reclassified as financing activities in the Company’s consolidated financial statements. See below note 5 for more details.

(3)

For the fiscal year ended December 31, 2020, ATA BVI, a subsidiary of the Company, made capital contribution of US$5.0 million to its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of "Subsidiaries of the Company".

(4)	Includes the RMB3.8 million the Company received from its subsidiaries as repayment of financial support from the Company, which was eliminated as intercompany transaction upon consolidation.
(5)

Includes the RMB5.0 million loan repayment made by the prior nominee shareholder Mr. Haichang Xiong to the WFOE, offset by the RMB5.0 million loan the WFOE provided to the new nominee shareholder Mr. Jun Zhang in relation to his acquisition of the 10% equity shares in the VIE.

(6)

For the fiscal year ended December 31, 2019, ATA BVI provided a loan of US$2.0 million to its subsidiaries. This transaction was eliminated as intercompany transaction upon preparation of the consolidated information presented under the column of "Subsidiaries of the Company".

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

Trading in our common shares may be prohibited under the Holding Foreign Companies Accountable Act, or HFCAA, because our auditor is not currently inspected by the U.S. Public Company Accounting Oversight Board (United States), or PCAOB. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.”

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ADSs may expose you to a number of risks, including risks relating to our business, risks relating to regulations of our business, risks relating to doing business in the People’s Republic of China, risks relating to our corporate structure and risks relating to our ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report which contains a more thorough description of risks relating to investing in us.

Risks Relating to Our Business

•	We may not be able to generate sufficient net income from our business operations to sustain our continued expansion.
•	Failure to develop or market our businesses could impact our competitive position.
•	If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, we may experience a decrease in revenues.
•	If we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline.
•	If we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality.
•	If we fail to build, maintain and enhance the value of our brand, our business may not grow.
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

•	We depend on our senior management team and other key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.

•	Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Risks Relating to Regulations of Our Business

•	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
•

Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

•	The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.
•

As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.

•

Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations.  Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.

Risks Relating to Doing Business in the People’s Republic of China

•

China’s economic, political and social conditions, as well as changes in any laws and regulations could adversely affect our financial performance.  See “— Risks Relating to Doing Business in the People’s Republic of China — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance.” for a more detailed discussion.

•

The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.  See “— Risks Relating to Doing Business in the People’s Republic of China — The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.” for a more detailed discussion.

•

PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, which may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.  See “— Risks Relating to Doing Business in the People’s Republic of China — PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, and any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” for a more detailed discussion.

•

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA.  The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.  Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

•	Fluctuations in exchange rates could result in foreign currency exchange losses.
•

The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.

Risks Relating to Our Corporate Structure

•

We are not a Chinese operating company but a Cayman Islands holding company primarily operating in China through our PRC subsidiaries and may conduct business through the VIE in the future.  Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE.  See “— Risks Relating to Our Corporate Structure — We are not a Chinese operating company but a Cayman Islands holding company primarily operating in China through our PRC subsidiaries and may conduct business through the VIE in the future.  Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.” for a more detailed discussion.

•

We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be less effective than direct ownership.  See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.” for a more detailed discussion.

•

The shareholders of the VIE may have conflicts of interest with us and may breach the existing contractual arrangements we have with them and the VIE.  See “— Risks Relating to Our Corporate Structure — The shareholders of the VIE may have conflicts of interest with us, which may materially and adversely affect our business.  The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively direct activities of the VIE and receive economic benefits from the VIE. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.” for a more detailed discussion.

•	Contractual arrangements relating to the VIE may be subject to scrutiny by the PRC tax authorities.

Risks Relating to Our ADSs

•

Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.

•	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
•

We previously failed to comply with Nasdaq’s minimum bid price requirement and although we regained compliance within the grace period, we may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

•

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American Depositary Receipts, or ADRs, and the procedures established by the depositary.

•

We are not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.

•	Certain judgments obtained against us by our shareholders may not be enforceable.
•	We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online.

Risks Relating to Our Business

Historically, we were dependent on revenues from the ATA Online Business; after the completion of our sale of the ATA Online Business and the Huanqiuyimeng Acquisition, we may not be able to generate sufficient net income from our business operations to sustain our continued expansion, and it is difficult for us to predict our results of operations since we have a limited operating history in such new business.

The ATA Online Business historically represented the principal source of revenues and profit for the Company. On August 16, 2018, we completed the sale of the ATA Online Business which was consequently reclassified as discontinued operations. In 2019, we and the VIE completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study. After the Huanqiuyimeng Acquisition, our business operations primarily include portfolio training services, research-based learning services, overseas study counselling services and other educational services. Although our management team has been endeavoring to adapt to such business change and have made prominent progress in integrating, managing and developing the new business, given that we have only a short operating history for such business after the acquisition,  we may not be able to manage and develop the new business effectively, compete and build our brand successfully in the new market, and generate sufficient net income from the new business to sustain our continued operations and expansion, and it is difficult for us to predict our results of operations with respect to our business and you should not rely on our historical results of operations as an indication of our future financial performance.

Failure to develop or market our businesses could impact our competitive position and have an adverse effect on our financial results.

Our operating results in the future will depend on our ability to develop our businesses, including our creative arts related international education services and other services, and bring those services to the market. This ability could be adversely affected by difficulties or delays in product development and marketing such as greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of our new products and services. There can be no assurance that any of the products and services we are currently developing or marketing, or begin to develop or market in the future, will achieve substantial commercial success. If we fail to develop or market our businesses in the way or on the timeline as we expect, or at all, our growth and financial results will be adversely impacted.

If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, our revenue growth may slow down, or we may experience a decrease in revenues.

Currently, we are focused on providing creative arts related international education services to high school and undergraduate students. We cannot assure you that a market decline will not happen. A decline in the demand for creative arts related international education services by high school and undergraduate students could negatively affect the demand for our services. Even if the demand for our creative arts related international education services continues to grow, this demand may not grow as quickly as we anticipate. If market acceptance of our creative arts related international education services declines or fails to grow, our revenue growth may slow down, or we may experience a decrease in revenues.

If we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline, and our profitability may be adversely affected.

The success of our business depends primarily on the number of students enrolled in our portfolio training services and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including without limitation our ability to effectively market our services to a broader base of prospective students, develop new services and enhance existing services to respond to changes in market trends and student demands, develop additional high-quality educational content and respond to competitive pressures, and manage our growth while maintaining the consistency of our teaching quality. If we are unable to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenue may decline, and we may not be able to maintain profitability.

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

Only around 11% of our teachers are our full-time employees, and the rest are academics from universities and colleges or designers of private studios within their respective specializations who typically work for us on a part-time basis. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary school teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

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

We have established 21 training centers in China as of April 26, 2022. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations, especially amid the COVID-19 pandemic. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Although offline courses are still important and prevalent in the portfolio training industry, the market need for online courses is growing rapidly because online courses enable students to take classes from highly skilled teachers who live in other cities and are easier to hold and take amid the COVID-19 pandemic. Currently, only a limited amount of our portfolio training courses is delivered through online courses and we have limited experience with generating revenues from online courses. Ongoing development and expansion of our online courses and related technology may entail significant expense and technical risks. We may fail to use new technologies effectively or adapt our online courses and related technology on a timely and cost-effective basis. If the development and expansion of our online courses and the related technology are delayed, result in system interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

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

Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, the referendum on Brexit in June 2016, the ongoing global coronavirus outbreak, and the outbreak of hostilities in Europe, could have an adverse effect on our portfolio training services, research-based learning services, overseas study counselling services and other educational services. Such events may discourage students from studying in the United States, the United Kingdom and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollment for our portfolio training services, research-based learning services, overseas study counselling services and other educational services and could have an adverse effect on our overall business and results of operations.

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

If any of our use of a leased premise is challenged by the relevant government authorities for the lack of a fire inspection, we may be subject to fines, rectifications and we may need to relocate the affected training centers. We will incur additional expenses relating to such relocation. If we fail to find a suitable replacement site in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.

As part of our business strategy, we previously made strategic investments and acquisitions in complementary businesses. For example, we have made some equity investments in the past and most of them have been fully impaired. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies. In the fiscal years ended December 31, 2019, we recorded impairment losses of RMB 5.9 million related to our investment in GlobalWisdom through the VIE, as it failed to meet the expected milestones and operational forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows. We also recorded an impairment loss of RMB 20.9 million related to our investment in ApplySquare Education & Technology Co., Ltd., or ApplySquare, as it failed to meet the expected milestones and operational forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows. Due to the severe shortage of working capital and negative market impact on business of ApplySquare in 2020, we recognized an impairment loss of RMB 1.6 million to reduce the investment to zero as of December 31, 2020. In the third quarter of 2021, ACG made a qualitative assessment and determined that Beijing Xiaozhi Education & Technology Co., Ltd., or Xiaozhi failed to meet the expected milestones and operation forecasts and encountered a shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. The Company recognized an impairment loss of RMB6.0 million to reduce the investment to zero.

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

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters. This is primarily because fewer students take classes in January and February due to spring festival holidays in China as well as because some students have completed their application for overseas art programs in December of the previous year. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

We depend on our senior management team and other key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.

Our future success is dependent upon the continued services of our senior management team and other key personnel, as we rely on their industry experience and expertise in our business operations. In particular, we rely heavily on Mr. Xiaofeng Ma, our Chairman and Chief Executive Officer, and Mr. Jun Zhang, our President, for their business vision, management skills, technical expertise, experience in the education industry and working relationships with many of our business partners, shareholders and other participants in the education industry. If one or more of our senior management team members or other key personnel, and in particular, Mr. Xiaofeng Ma or Mr. Jun Zhang, are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. In addition, if any member of our senior management team or any of our other key personnel joins a competitor of ours or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our senior management team members and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior management team members or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of the PRC legal system.

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

Capital requirements are difficult to plan in the rapidly changing industries in which we operate. We believe that our current cash and expected future cash flows from operations will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of international education companies;
•	regulatory requirements or restrictions related to and the conditions of the U.S., PRC and other capital markets in which we may seek to raise funds;
•	our future results of operations and financial condition;
•	Chinese government regulation of foreign investment in China;
•	economic, political and other conditions in China; and
•	Chinese government policies relating to the borrowing and remittance of foreign currency outside China.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the changes in China’s consumer price index was 2.9%, 2.5% and 0.9% in the years 2019, 2020 and 2021. China’s overall economy and the average wage in China are expected to continue to grow. As a result, the average wage level for our employees and part-time teachers has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected. The outbreak of COVID-19 may have a material adverse impact on the general economic outlook, economic growth and business sentiment (see “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”), and may in turn influence the labor cost. Additionally, certain restrictive measures, including quarantining policies and travel restrictions, implemented by China and other countries in response to the outbreak of COVID-19 may impose obstacles for us to recruit teachers and operational staff suitable for our business, and may in turn influence our labor cost. Such influence, if any, however, remains unclear as of the date of this annual report.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result, we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2020, we identified one material weakness in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We failed to properly address complex accounting issues and related disclosures in accordance with U.S. GAAP, which was caused by our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP to operate relevant key controls over the financial reporting process. We have implemented a number of measures to address the material weakness that has been identified. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate material weakness in our internal control over financial reporting in the future. If we fail to maintain effective internal control over financial reporting in our existing or newly acquired businesses, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Our failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Disruption to or failures of our and our third party IT service providers’ IT infrastructure and any failure to maintain the satisfactory performance, cyber-security incidents, including data security breaches or viruses, could materially and adversely affect the business, reputation, financial condition and results of operations of us.

The proper functioning and reliability of our and our third party IT service providers’ IT infrastructure is critical to our operations and reputation. We rely on our own IT system to conduct daily operations and management. In addition, due to the outbreak of the COVID-19, some of our services have been shifted to online channel and we provide our services to students through online platforms provided by third party IT service providers. Accordingly, any errors, defects, disruptions or other performance problems with our and the third party IT service providers’ IT infrastructure could damage our reputation, decrease user satisfaction, adversely impact our ability to attract new customers, and materially disrupt our operations. Our and our third party IT service providers’ systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in software, computer viruses, hacking and other attempts to harm these systems. In addition, we cannot assure you that we and our third party IT service providers will be able to timely scale up and adjust the existing technology and infrastructure to respond to system interruptions.

Maintaining IT infrastructure security and cybersecurity is of critical importance to our customers because the IT infrastructure stores and transmits certain proprietary and confidential information, which may include sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. If our security measures are breached or failed as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to attract prospective customers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2021. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

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

As part of our business strategy, we previously made strategic investments in complementary businesses and are still exploring potential investment targets in order to expand our service offerings into new markets. See “— Risks Relating to Our Business — We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.” These investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”). We may be deemed to be an “investment company” as defined under the Investment Company Act based on the value of the investment securities we hold in relation to our total assets and on other factors relevant to the definition of “investment company” under the Investment Company Act.

As an issuer not organized under the laws of the United States, we are not eligible to register as an investment company under the Investment Company Act without an order from the SEC permitting such registration. Because such registration orders are rarely obtained, if we are deemed to be an “investment company” we would either have to obtain an exemption from the SEC, or rely on an existing exemption, waiving registration and compliance generally from the Investment Company Act. Alternatively, we would have to modify our contractual rights or dispose of certain investments in order to fall outside the definition of an investment company in the first instance. On an ongoing basis, we may be required to forego potential future acquisitions of interests in certain companies if those interests were deemed to be “investment securities” and such acquisition or acquisitions would cause us to come within the definition of “investment company.” Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of our ADSs and common shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement actions or civil litigation for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Students make prepayments of course or service fees to us for most of our program offerings, for which they may request refunds later. Our refund policy varies for different programs and is generally based on a number of factors, including the total length of the course or service to provide, progress of the course or service when the refund request is made, among other things. Although we have not experienced any significant refund requests for prepaid course or service fees in the past, if an increasing number of students request refunds, our cash flows, revenues and results of operations may be materially and adversely affected. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

Risks Relating to Regulations of Our Business

The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rule”), which became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official website procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

Our PRC counsel, Jincheng Tongda & Neal Law Firm, advised us that CSRC approval was not required for our initial public offering in February 2008 because the CSRC approval required under the M&A Rule only applies to an offshore company that has acquired a domestic PRC company for the purpose of listing the domestic PRC company’s equity interest on an overseas stock exchange, while (i) we obtained our equity interest in each of our PRC subsidiaries by means of direct investment other than by acquisition of the equity or assets of a PRC domestic company in 2008, (ii) our former contractual arrangements with ATA Online did not constitute the acquisition of ATA Online, (iii) the M&A Rule did not apply to the acquisition by ATA Learning, which had been a wholly foreign owned enterprise since incorporation until it was reformed into a PRC domestic company in 2018, and (iv) although Article 11 of the M&A Rule prohibits the circumvention of the M&A Rule through establishing foreign-invested enterprises, or FIEs, ATA Learning was established in 2003 before the M&A Rule was promulgated, which makes this acquisition not a circumvention of the M&A Rule. However, if it is determined that CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, or take other actions that could have a material adverse effect on our business, financial condition, and results of operations, reputation and prospects, as well as the trading price of our ADSs.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions. The Crackdown Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Crackdown Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this annual report, we believe the permission and approval of the CSRC is not required for the Company, its subsidiaries and the VIE in connection with our listing on Nasdaq, but as the Crackdown Opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time, we cannot assure you that the Company, its subsidiaries and the VIE will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all. If the Company, its subsidiaries and the VIE are unable to obtain such permission or approval if required in the future, our securities may be delisted from Nasdaq and/or the value of our ADSs may significantly decline or become worthless.

On December 24, 2021, the CSRC published the Overseas Offering and Listing Regulations Drafts, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and the following two situations will be deemed as “indirect issuance of securities overseas by a Chinese domestic company”: (1) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, or (2) the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of China, and the principal business place is within the territory of China or such business is conducted in China. It still remains uncertain if the aforesaid two conditions shall be met at the same time or not when determining the constitution of “indirect issuance of securities overseas by a Chinese domestic company.” In the event any listing and issuance of securities have fallen under the definition of “indirect overseas listing and issuance of securities overseas by a Chinese domestic company,” the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the filings after the initial public offering, the issuer’s related Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filing report and related commitments, opinion from Chinese competent authorities as to the supervisor of the domestic company (if applicable), security assessment opinion from Chinese competent authorities (if applicable), PRC legal opinion, and prospectus. If a company issues such securities to be listed in an overseas public market after its initial public offering, or purchases assets by means of issuance of securities overseas, it shall also file with CSRC within three business days thereafter and make related undertakings, reports, and explanations to CSRC. The noncompliance of the filing requirements will lead to penalties imposed on the Chinese domestic companies, the controlling shareholder, the actual controller, directors, supervisors, and officers of the Chinese domestic companies, and other related responsible persons. The potential penalties for the Chinese domestic companies include fines within the range of RMB 1 million and RMB 10 million. If the noncompliance is deemed severe, the operations of the Chinese domestic companies can be suspended and the permission and licenses held by the Chinese domestic companies could be cancelled.

It is uncertain when the final regulations of the Overseas Offering and Listing Regulations Drafts will be issued and take effect, and how they will be enacted, interpreted or implemented. We cannot assure you that the Company, its subsidiaries and the VIE will not in the future be required to obtain the approval of the CSRC or of potentially other regulatory authorities in order (i) to maintain the listing status of our common shares on Nasdaq or (ii) to conduct offerings of securities in the future. In the event that Draft Registration Measures are issued in its current form and it is determined that we are required to obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, disciplinary conversations, warning letters, or fines, or if the non-compliance is deemed serious by the regulators, may be ordered to cease operations and subject to revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022, which, among others, provide that (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operators engaging in data processing activities that affect or may affect national security should be subject to cybersecurity reviews and require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users.  We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.  However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.  If the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring us to go through cybersecurity review by the CAC.

On April 2, 2022, the CSRC published the Draft Confidentiality Provisions, pursuant to which, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Draft Confidentiality Provisions.  Domestic enterprises that provide, publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, file with the competent confidentiality administrative authorities. As of the date of this annual report, the Draft Confidentiality Provisions has not been officially issued and taken effect. It is uncertain when the final regulations of the Draft Confidentiality Provisions will be officially issued and take effect, and how it will be enacted, interpreted or implemented.  We believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Draft Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities.  As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the forgoing approval or complete any of the foregoing procedures.  However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CSRC, CAC, nor any other PRC regulatory authority related to any approval requirement of overseas listings.

Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

We adopt a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. Chinese legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our PRC subsidiaries are also required under Chinese laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2021, our PRC subsidiaries allocated RMB25.7 million ($4.0 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.

Effective from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, the PRC Enterprise Income Tax Law, or the EIT Law, imposes a tax rate of 25% on all enterprises, including FIEs, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15%, subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by the State Administration of Taxation, or SAT, to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed.

In December 2008, the WFOE obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificate in 2011, 2014, 2017 and 2020 for another three years, respectively. As a result, the WFOE was entitled to a preferential income tax rate of 15% for calendar years 2008 through 2022. In the event the WFOE is unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fail to renew its HNTE certificate, it will be subject to the standard statutory enterprise income tax rate of 25%. We cannot assure you that the WFOE will continue to qualify as an HNTE after the expiration of its HNTE certificate, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments.

The discontinuation of any of our preferential tax treatments could materially increase our tax obligations and adversely affect our business, operating results and financial condition.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.

Under the EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular issued by the SAT on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of China as “resident enterprises,” or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise.” In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

However, the SAT may take the view that the determining criteria set forth in Circular 82 reflects the general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises, or additional implementing regulations or guidance may be issued determining that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-PRC source income would be subject to PRC enterprise income tax rate at 25%, in comparison to no taxation in the Cayman Islands. Second, although under the EIT Law and its implementing rules, dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC enterprise shareholders, and future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by our non-PRC shareholders from transferring our ADSs or common shares. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise.” In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are closely monitoring the development of this area of rules and are evaluating appropriate arrangements of our management activity to avoid being classified as a PRC “resident enterprise.”

PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest funds in our PRC subsidiaries and the VIE through loans or capital contributions. Under applicable Chinese laws, any loan made by us to the WFOE and Huanqiuyimeng, each an FIE, cannot exceed statutory limits and all such loans must be registered with SAFE, or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017 and other PRC laws and regulations regarding foreign debt, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to the VIE or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets.

We may also decide to finance the WFOE and Huanqiuyimeng by increasing their registered capital through capital contributions. Any capital contributions to the WFOE and Huanqiuyimeng are subject to registration with the State Administration for Market Regulation (previously known as State Administration for Industry and Commerce, or SAIC), or SAMR. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, an FIE will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the FIE still needs to provide supporting documents and go through the review process with the banks. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars, including the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, in respect of conversion by an FIE of foreign currency registered capital into RMB and the use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 continue to prohibit an FIE from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List). On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning the authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we and the VIE will be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. A failure by us to obtain such approvals or complete such registrations may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Our significant shareholder, Mr. Xiaofeng Ma, has previously completed his registration with SAFE and is in the process of updating his registration, and we have urged our other Chinese resident shareholders, including our president Mr. Jun Zhang, to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Under applicable PRC regulations, Chinese citizens who are granted share options by an offshore listed company are required, through a Chinese agent, which can be a Chinese branch or representative of the offshore listed company, a Chinese institution which has a controlling relationship or actual control over the offshore listed company or a Chinese institution qualified for asset custody business, to register with SAFE and complete certain other procedures, including applications for foreign exchange payment quotas and opening special bank accounts. We and our Chinese employees who have been granted share options are subject to such PRC regulations. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities, which may prevent us from further granting options under our share incentive plans to our employees. Such events could adversely affect our business operations. See “Item 4.B. Information on the Company — Business overview — Regulation — SAFE Regulations on Employee Share Options.”

As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.

As of the date of this annual report, we believe that the Company, its subsidiaries and the VIE have received all requisite licenses and permits from the PRC government authorities to operate their business in the PRC and offer securities to foreign investors, and no permissions or approvals have been denied. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions are not required but the regulators do not take the same view as we do.

According to the Amended Private Education Law and the Amended Implementation Rules, private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities.  Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits, and there is no implementing rules that require private education institutions focusing on art or other non-academic cultural education to obtain private school operating permits.  To date, our PRC subsidiaries operating our training centers have not received any notifications which requires them to obtain private school operating permits.  However, since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain private school operating permits by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules.  To date, only one of our training centers in Qingdao has obtained private school operating permit.  If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

The Tourism Law of the PRC provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit. The Regulations on Travel Agencies and the implementation rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. With respect to our research-based learning services, our PRC subsidiaries cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which requires them to obtain travel agency permit.  If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines to such PRC subsidiaries.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC.  According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), the provision of information services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.  Since the outbreak of the COVID-19, we have shifted some of our offline courses to online courses and provided them to our students through online platforms of third party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third party online platforms.  To date, our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license.  However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do.  If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification.  If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license to preserve our flexibility to operate relevant business. If the ICP license is required in the future or we choose to provide information services through our own online platform, we will transfer relevant businesses to the VIE to comply with the compliance requirements.

Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations.  Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.

The PRC regulatory and enforcement regime with regard to data security and data protection has also been evolving rapidly in recent years.  In July 2013, China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China.  In November 2016, the Standing Committee of the NPC promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order.  The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators.  According to the Cyber Security Law, network operators shall, among others, take security measures to protect networks from unauthorized interference, damage and unauthorized access to prevent data from being divulged, stolen or tampered with.  Since 2019, the CAC and other relevant authorities further issued detailed implementation rules and measures to refine these information security and privacy protection related regulations. On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Our business is facing and/or may face significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others.  As part of our service offerings, we may collect, process, transmit and store the personal information of students.  We and the VIE have adopted various security measures pertaining to the collection, processing, transmission or storage of user information, and have not experienced any material cyber-attacks on our and the VIE’s cyber systems.  We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft, misuse, or unauthorized interference, damage, or unauthorized or inappropriate disclosure of personal data of our students.  In case of any misuse of information collected from our students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability or regulatory penalties.  Any such negative publicity, liability or regulatory penalties could cause us to lose students, expose us to costly litigation and have a material adverse impact on our business and results of operations.

On the other hand, pursuant to the Personal Information Protection Law, the personal information processor, where it is necessary to transfer personal information out of the PRC for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information cross the border of the PRC, it shall inform the information owners the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. As of the date of this annual report, the amount of personal information transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment.  As the national cyberspace authorities have not yet authorized any professional organizations to conduct personal information protection certification or formulated a standard model contract with overseas recipients, the Company, its subsidiaries and the VIE would not have any access to complete the personal information protection certification or enter into standard model contracts with overseas recipients as of the date of this annual report. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment or personal information protection certification, we will face uncertainty as to whether any required actions can be timely completed, or at all.  If not, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

On July 1, 2015, the Standing Committee of the NPC promulgated the National Security Law (the “New National Security Law”), which took effect on the same date and replaced the former National Security Law promulgated in 1993.  Under the New National Security Law, we are obligated to safeguard national security by, for example, providing evidence related to activities endangering national security, providing assistance for national security work and providing necessary support for national security institutions, public security institutions and military institutions.  As such, we may have to provide data to PRC government authorities and military institutions to ensure compliance with the New National Security Law.  Complying with such regulations could cause us to incur substantial costs, require us to change our data practices in a manner adverse to our business, or even subject us to negative publicity which could harm our reputation with users and negatively affect our business operations and the trading price of our ADSs.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and internet platform operators engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review.  The Cybersecurity Review Measures further require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users.  The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed.  We believe we would not be subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities.  However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.  In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all.  Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this annual report, we have not received any notice from such authorities requiring us to go through cybersecurity review by the CAC.

On January 8, 2021, the CAC published the Amended Measures for the Administration of Internet Information Services (Draft for Comments), which requires that any organization or individual within the territory of the People’s Republic of China that provides internet information services to users in China using network resources at home and abroad shall abide by the provisions of these measures. To engage in internet information services, which belong to the operation of telecommunications business, an ICP license from the competent telecommunications department shall be obtained. Internet information service providers shall establish an information release review system. On October 29, 2021, the CAC published the Draft Measures on Security Assessment for the Export of Data (Draft for Comments) which provides the scope of data that will be subject to security assessment when being exported, including (i) personal information and important data collected and generated by a critical information infrastructure operator; (ii) any important data that is to be exported; (iii) personal information of a data processor that processes personal information of 1,000,000 individuals or more; (iv) personal information of a data processor that in aggregate exports personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals; and (v) other information as designated by the CAC.

On November 14, 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations, which reiterates that data processors that handle personal information of more than one million people intending to be listed abroad should apply for a cybersecurity review.

As the Amended Measures for the Administration of Internet Information Services (Draft for Comments), the Draft Measures on Security Assessment for the Export of Data (Draft for Comments) and the Draft Data Security Regulations have not been adopted, and it remains unclear whether the formal versions to be adopted in the future will have any further material changes, and it is uncertain how such regulations will be enacted, interpreted, or implemented or how they will affect us.

Although we do not anticipate our business to be materially impacted by the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, certain types of our ancillary services may fall under the coverage of the Opinion and its local implementing measures, which may adversely affect our business, financial condition and results of operations. And we cannot assure you that any future development, interpretation and enforcement of Opinion and relevant regulations would not materially and adversely impact our business and financial outlook.

On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Opinion, which sets out a series of operating requirements on after-school tutoring institutions focusing on compulsory education, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit entities, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grades ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities, and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks, or engage foreign teachers residing overseas to carry out training activities; (vi) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; and (vii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services.  The Opinion further provides that administration and supervision over academic after-school tutoring institutions for students on grades ten to twelve shall be implemented by reference to the relevant provisions of the Opinion.

On July 28, 2021, the PRC Ministry of Education, or the MOE, issued a notice, or the Notice, to further clarify the scope of academic subjects in China’s compulsory education system.  The Notice states that academic subjects include the following courses provided in accordance with the learning content of the national curriculum standards: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry and Biology.  The Notice also states that sports (or sports and health), art (or music, fine arts) subjects, and comprehensive practical activities (including technical education, labor and technical education), etc. shall be managed as non-academic subjects. On August 25, 2021, the MOE issued the Administrative Measures on Materials for After-School Tutoring for Primary and Secondary School Students (for Trial Implementation). After-school tutoring materials refer to the learning materials independently compiled by after-school tutoring institutions approved and registered for the purpose of primary and secondary school students, including the tutoring materials used for both academic and non-academic subjects, whether online or offline. The tutoring materials shall be reviewed as required. It is imperative to establish the internal review and external review system for tutoring materials under the principle of reviewing every compilation and use. The training materials used for academic subjects shall be reviewed through dual review by combining internal review by the after-school tutoring institutions and the external review by the education administrative authorities.

On September 9, 2021, the MOE and the Ministry of Human Resources and Social Security jointly formulated the Administrative Measures for Employees of After-School Tutoring Institutions (Trial). The employees of after-school tutoring institutions refer to the staff in the institutions that carry out after-school tutoring for primary and secondary school students and preschool children over the age of 3 according to regulations, including: teaching staff, teaching and research staff and other staff. In principle, the full-time teaching, teaching and research staff of after-school tutoring institutions shall not be less than 50% of the total number of employees in the institution. For offline tutoring for primary and secondary school students, in principle, the full-time teaching staff per class shall not be less than 2% of the number of students; for offline training for preschool children over 3 years old, in principle, full-time training staff per class shall not be less than 6% of the number of children. After-school tutoring institutions shall publicly make a written commitment that the recruitment of practitioners complies with the provisions of relevant measures.

Based on our understanding of the Opinion, the Notice and relevant local implementing measures for the Opinion, our major business, including portfolio training services and other art related services, is not academic subjects tutoring for students in compulsory education, and thus is not subject to the Opinion, the Notice and relevant local implementing measures. Two types of our ancillary services, however, may fall under the coverage of the Opinion and its local implementing measures, including (i) some art related academic educational learning services and transferrable credit courses carried out by foreign teachers residing overseas, which together only constitute a very small portion of our business operations and contributed around 3.7% of our net revenues for the fiscal year ended December 31, 2021; and (ii) our foreign language training services for English and Japanese offered to senior high school students, which also only constitute a very small portion of our business operations and contributed approximately 2% of our net revenues for the fiscal year ended December 31, 2021. With respect to (i), although the Opinion states that after-school tutoring institutions shall not engage foreign teachers residing overseas to carry out training activities and does not specifically limit this restriction to Academic AST Institutions, the Opinion itself is focused on regulating Academic AST Institutions, therefore, it is unclear whether our services will fall under such restriction.  With respect to (ii), as the Notice only states that English and Japanese language tutoring that is provided in accordance with the learning content of the national curriculum standards shall be regulated as academic subjects, and our services focus on training students for taking language tests for overseas university applications, it is unclear whether such services will be categorized as academic subjects. As of the date of this annual report, we have not received any notifications for rectification or administrative measure which requires us to rectify any of our business in accordance with the Opinion. Overall, we do not believe the Opinion and the relevant regulations would have a material adverse impact on our business. We are closely monitoring the evolving regulatory environment and is making efforts to seek guidance from and cooperate with the government authorities to comply with the Opinion, and if there is no other available option, we may elect to change the business model of or dispose of the foregoing art training services carried out by foreign teachers and foreign language training services to ensure compliance, which may adversely affect our business, financial condition and results of operations.

Although currently we do not believe the Opinion and relevant regulations would have a material adverse impact on our business, since these regulations and policies are relatively new and the related regulatory regime continues to rapidly evolve, the interpretations of these regulations and rules are not always uniform, and the enforcement of these regulations and rules involve uncertainties, we cannot assure you that any future development, interpretation and enforcement of the Opinion and relevant regulations would not materially and adversely impact our business and financial outlook.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the industries in which we operate, which could harm our business. Additionally, the outbreak of COVID-19 may have a material adverse impact on the overall economic outlook, economic growth and business sentiment in China (see “— The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”), and may in turn influence the operation of our business.

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

The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.

Unlike common law systems, the PRC legal system is based on written statutes and decided legal cases have little precedential value.  Since 1979, the PRC government has promulgated a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation since then has been to significantly enhance the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries is a foreign investment enterprise, which is an enterprise incorporated in China and wholly or partially owned by foreign investors, and is subject to PRC laws and regulations in general and laws and regulations applicable to foreign investment in particular. PRC laws, regulations and legal requirements can change quickly with little advance notice and their interpretation and enforcement involve uncertainties.  In addition, we and the VIE may have to resort to administrative and court proceedings to enforce the legal protection that we and the VIE enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we and the VIE enjoy than in more developed legal systems. Such uncertainties, including the inability to enforce our and the VIE’s contracts and intellectual property rights, could materially and adversely affect our and the VIE’s business and operations.  Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and the VIE and other foreign investors, including you.

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC published the Overseas Offering and Listing Regulations Drafts, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. On December 28, 2021, the CAC published the Cybersecurity Review Measures which, among others, require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. As of the date of this annual report, we believe the permission and approval of the CSRC or the CAC is not required for our operations, but as these rules and regulations were newly issued or are still in the process of being formulated, official guidance and interpretation of such rules and regulations remain unclear in several respects at this time, we cannot assure you that we will remain fully compliant with all new regulatory requirements of such rules and regulations or any future implementation rules on a timely basis, or at all.

PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, and any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be impaired by changes in its laws and regulations, including those relating to foreign investment limitations, taxation, data security, education regulation, land use rights and other matters.  The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations.  As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate.  We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions.  We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Recently, the Chinese government has stepped up its supervision on Chinese companies listed offshore and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers in the future.  For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 24, 2021, the CSRC published the Overseas Offering and Listing Regulations Drafts, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company.  On December 28, 2021, the CAC published the Cybersecurity Review Measures which, among others, require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users.  On April 2, 2022, the CSRC published the “Draft Confidentiality Provisions, which provides that, domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, file with the competent confidentiality administrative authorities.  Although we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded.  As a result, you, the Company, its subsidiaries and the VIE all face uncertainty about future actions by the PRC government that could significantly affect our business operations and our ability to offer or continue to offer securities to investors and any such future actions may cause the value of our securities to significantly decline or be worthless.

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA.  The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment, and the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is currently unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Because our auditor is located in mainland China, our auditor is subject to such PCAOB determination.

On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the amendments provide notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. As of the date of this annual report, the SEC has identified a significant number of China-based companies as Commission-Identified Issuers. The SEC is continuously adding more mainland China and Hong Kong based issuers to the list of Commission-Identified Issuers after such issuers file their annual reports for fiscal year 2021.  If we are identified as a Commission-Identified Issuer based on our annual report for the fiscal year ended December 31, 2021, we will be required to comply with the submission or disclosure requirements in our annual report filing covering the fiscal year ending December 31, 2022. If we are identified as a Commission-Identified Issuer for three consecutive years based on our annual reports for fiscal years 2021, 2022 and 2023, the SEC would prohibit our securities from trading on a securities exchange or in the over the counter trading market in the United States the earliest in early 2024. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there is no certainty that any agreement will be reached.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCAA and what was recently adopted on December 2, 2021 are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

In addition, inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB’s inability to conduct full inspections in the PRC prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs or common shares are deprived of the benefits of such PCAOB inspections. Furthermore, the inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause our investors and potential investors to lose confidence in our auditor’s audit procedures and our reported financial information and the quality of the consolidated financial statements.

Other than the foregoing, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, and inadequate corporate governance policies or a lack of adherence thereto. For example, on May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These scrutiny, criticism and negative publicity could add uncertainties to and may adversely affect our future offerings, business and our share price.

Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.

Majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize cash generated from sales of our services in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Cash generated from sales of our services in China can be converted into foreign currency to pay salaries of employees located outside of China upon the employee completing certain registration procedures. Cash generated from sales of our services in China can also be used to pay off debt generated outside of China, provided that we comply with the applicable foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi for payments relating to “capital account transactions”, which include, among other things, investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of or registration or filing with SAFE or its authorized banks and other relevant Chinese governmental authorities. Restrictions on the convertibility of Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us.

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

Our financial results, business and operations could be materially and adversely affected by the outbreak of COVID-19, avian influenza, severe acute respiratory syndrome, or SARS, or other similar adverse public health developments. In recent years, there have been reports on the occurrences of avian influenza in various parts of China and neighboring countries, including confirmed human cases.

Additionally, since late 2019, there has been an outbreak of respiratory disease caused by COVID-19 pandemic, which has expanded widely within China and globally. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. The outbreak of COVID-19 has adversely affected our business operations in certain aspects. For example, after the outbreak of COVID-19, our training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After the COVID-19 pandemic was gradually under control and following the directives of local governments, most of our training centers had progressively resumed operation by June 2020. However, the COVID-19 pandemic continues to evolve, and restrictions have been re-imposed from time to time thereafter in certain cities to combat local sporadic outbreaks. We have experienced and expect to continue to experience temporary close-down of our training centers in one or more cities from time to time in response to such local sporadic outbreaks. As a response to the situation, we have implemented certain practical plans, including converting some of our offline courses to online courses and delivering them to students through third-party platforms since February 2020.

However, as the COVID-19 pandemic continues to pose a serious public health threat to countries and territories all over the world as of the date of this annual report, a number of countries and territories have implemented quarantining policies and travel restrictions from and to seriously affected cities or areas. Those measures, though temporary in nature, may continue and increase depending on developments in the coronavirus outbreak. In the first half year of 2020, although our students with any on-campus training have been given the option to take their classes online since the COVID-19 outbreak, some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on our revenues to be recognized from portfolio training services, and enrollment from offline training centers have also been adversely affected due to the aforementioned temporary closure of training centers. Such impact was progressively mitigated after the COVID-19 pandemic was gradually under control in the second half year of 2020. In addition, our ability to deliver our overseas related travel services has adversely impacted since the outbreak of COVID-19. Some students have delayed or cancelled their overseas study or travel plans due to these restrictive measures or safety considerations, and thus the demand for our services, especially demand for our overseas related travel services and overseas study counselling services decreased, which has adversely affected our business, financial performance and results of operations.

We adopted a written policy to guide our and the VIE’s employees in response to the outbreak of COVID-19 in January 2020. We are uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and the prolonged adverse effects of the COVID-19 pandemic and any other adverse public health developments may result in the possibility of the closure of our training centers or our offices again while we remain obligated to pay rent and other expenses for these facilities, the quarantining of infected or potentially infected students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of our operations, or the cancellation or deferments of student enrollment to avoid the spread of disease. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates without being effectively controlled in the future, our business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities which may restrict our operations in China and abroad.

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

As a result of the outbreak of COVID-19, the passage of Hong Kong national security legislation by the NPC, the imposition of sanctions by the U.S. Treasury Department on certain officials of the Hong Kong Special Administrative Region and China’s central government, an executive order issued by the prior president of the United States in August 2020 prohibiting certain transactions with ByteDance Ltd. and Tencent Holdings Ltd. and the respective subsidiaries of these companies, and China’s Ministry of Commerce released Provisions on the Unreliable Entity List in response to United States sanctions, political tensions between the United States and China have escalated. An increase in political tensions could reduce the level of trade, investment, technology exchanges and other economic activity between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial performance and results of operations. Such tense relation may also discourage students from studying in the United States or make it more difficult for Chinese students to obtain visas to study in the United States, as well as discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could make it difficult for us and the VIE to hire or retain qualified personnel and find suitable partners for our business. The regulations adopted by either government of United States or China could negatively affect certain investors’ willingness to invest in or hold our ADSs, consequently may have a negative influence on the trading price of our ADSs. If any such deliberations or policies were to materialize, there might also be material adverse effect on the stock performance of China-based companies listed in the United States.

Risks Relating to Our Corporate Structure

We are not a Chinese operating company but a Cayman Islands holding company primarily operating in China through our PRC subsidiaries and may conduct business through the VIE in the future.  Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.

We are not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through a wholly owned subsidiary and 30.96% of the equity interests of Huanqiuyimeng is owned by the VIE. As we are currently expanding our online courses and other services, for which an ICP license may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.

The VIE is 90% owned by Mr. Xiaofeng Ma, our Chairman of the Board of Directors and Chief Executive Officer, and 10% owned by Mr. Jun Zhang, our President. Mr. Ma and Mr. Zhang are PRC citizens.  We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to:

•	exercise all rights of shareholders of the VIE;
•	exclusively provide specified technical and consulting services to the VIE and receive consulting fees from the VIE; and
•	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

Pursuant to such contractual arrangements, the Company has power to direct activities of the VIE through the WFOE, and consolidates the VIE into its consolidated financial statements under U.S. GAAP.  For a detailed discussion of these contractual arrangements, see “Item 4.A. History and Development of the Company — Contractual Arrangements with the VIE.”

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel, the abovementioned contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations.  However, such contractual arrangements have not been tested in a court of law, and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements, and we cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to our opinion.  If our current ownership structure and contractual arrangements with the VIE are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	revoke our and the VIE’s business and operating licenses;
•	levy fines on us and the VIE;
•	confiscate any of our and the VIE’s income that they deem to be obtained through illegal operations;

•	shut down a portion or all of our or the VIE’s servers or block a portion or all of our or the VIE’s websites;
•	discontinue or restrict our and the VIE’s operations in China;
•	impose conditions or requirements with which we and the VIE may not be able to comply;
•	require us and the VIE to restructure its corporate and contractual structure; and
•	take other regulatory or enforcement actions that could be harmful to our and the VIE’s business.

In addition, these contractual arrangements may not be as effective as direct ownership in providing us with operational control over the VIE.  See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.”  In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE and may lose control over the assets owned by the VIE for accounting purposes.  Our financial performance may be adversely and materially affected as a result and we may not be eligible to consolidate the financial results of the VIE into the Company’s consolidated financial results.

We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.

We rely on the contractual arrangements with the VIE and its shareholders to consolidate the VIE.  Pursuant to the contractual arrangements, the Company has the power to direct activities of the VIE through the WFOE, and consolidates the VIE into its consolidated financial statements under U.S. GAAP.

Although we have been advised by our PRC legal counsel, that our contractual arrangements constitute valid and binding obligations enforceable against each party of such agreements in accordance with their terms, the contractual arrangements may not be as effective in providing operational control over the VIE as direct ownership.  If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to vote with respect to matters subject to shareholder approval and also to effect changes in the VIE’s board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.

However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE for accounting purpose.  The shareholders of the VIE may not act in the best interests of the Company or may not perform their obligations under these contracts.  Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE.  If the VIE or its shareholders fail to perform their obligations under our contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.  For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration or litigation in the PRC.  However, the legal system in the PRC is not as developed as in other jurisdictions, such as the United States.  See “— Risks Relating to Doing Business in the People’s Republic of China — The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.”  Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.  Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the VIE for accounting purpose as direct ownership would be. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over the VIE for accounting purpose, and we may not be eligible to consolidate the financial results of the VIE into the Company’s consolidated financial results.

The shareholders of the VIE may have conflicts of interest with us, which may materially and adversely affect our business.  The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively direct activities of the VIE and receive economic benefits from the VIE. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Mr. Xiaofeng Ma and Mr. Jun Zhang are the shareholders of the VIE. Mr. Xiaofeng Ma is our Chairman and Chief Executive Officer, and Mr. Jun Zhang is our President. The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them, and which would materially and adversely affect our ability to effectively control the VIE, and hence enjoy substantially all the economic benefits received by the VIE. For example, the shareholders may cause our agreements with the VIE to not be performed or be performed in a manner adverse to us by, among other things, failing to remit payments due to us under the contractual arrangements on a timely basis. We cannot assure you that when conflicts of interest arise, either of these shareholders will act in the best interests of our company or that such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Xiaofeng Ma is also the Chairman of the Board of Directors and Chief Executive Officer of the Company and Mr. Jun Zhang is also one of the directors and President of our Company. We rely on Mr. Ma and Mr. Zhang to abide by the laws of the Cayman Islands and China, where directors owe fiduciary duties to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements relating to the VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the WFOE, the VIE and the VIE’s shareholders were not entered into on an arm’s length basis and in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and to adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase tax liabilities. In addition to a transfer pricing adjustment, the PRC tax authorities may also enquire about the substance of the consulting fee to be paid to the WFOE pursuant to applicable PRC laws. If the consulting fees do not have business substance or are not authentic, they may not be deductible and may result in additional tax liability to the VIE.

Moreover, the PRC tax authorities may impose punitive interest on the VIE for adjusted taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if they are required to pay punitive interest.

Economic substance legislation of the Cayman Islands may impact us and our operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (2021 Revision) of the Cayman Islands, or the ES Act, a “relevant entity” carrying on a relevant activity is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is ATA Creativity Global. Based on the current interpretation of the ES Act, we believe that our company, ATA Creativity Global, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, ATA Creativity Global, is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act; and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that ATA Creativity Global will not be subject to more requirements under the ES Act. Although it is presently anticipated that the ES Act will have little material impact on us and our operations, as the legislation remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of such legislation on us and our operations.

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

For the purpose of maintaining the security of our chops and the chops of our PRC subsidiaries and the VIE, we have established internal control procedures and rules for using these chops and seals and we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and the VIE. Even with all procedures aforementioned, we cannot guarantee that such procedures will prevent all instances of abuse or negligence. If any of our authorized personnel misuses or misappropriates the chops or seals of our PRC subsidiaries and the VIE, or such chops or seals are not kept safely, stolen or otherwise used by unauthorized persons or for unauthorized purposes, it would be difficult to maintain control over the relevant entities and experience significant disruption to our and the VIE’s business operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or the VIE, we may need to take legal actions as well as pass new resolutions to regain control of those companies. In addition, there is a risk that we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a bona fide third party relies on the apparent authority of the representative.

Risks Relating to Our ADSs

Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2021 and December 31, 2021, our ADS prices as reported on Nasdaq ranged between a low of $1.00 and a high of $19.75. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

We may be the subject of adverse allegations from short sellers in the future. Any such allegation may be accompanied by periods of instability in the market price of our ADSs. If we become the subject of any adverse allegation, whether proven to be true or not, we may need to expend significant resources to investigate the allegation and/or defend ourselves. While we will vigorously defend ourselves against any such attack by short sellers, the manner in which we bring a lawsuit against the relevant short sellers may be limited by free speech principles, applicable federal or state laws, or trade secret issues. This situation can be costly and time consuming and may divert our management’s attention from growing our business. Even if such allegations ultimately prove unfounded, the allegations against us could have a material impact on our business operations and shareholders’ equity, and the value of any investment in our ADSs could be substantially diminished.

Although publicly traded, the trading market in our ADSs has been substantially less liquid than the ADSs or stock of many companies quoted on Nasdaq, and this low trading volume may adversely affect the price of our ADSs.

Although our ADSs are traded on Nasdaq, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2022 was approximately 672,759 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 22, 2022, there were 63.2 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 2,930,874 common shares, including options to purchase an aggregate of 706,448 common shares immediately exercisable as of April 22, 2022. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

We previously failed to comply with Nasdaq’s minimum bid price requirement and although we regained compliance within the grace period, we may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and our shares may be delisted if we are unable to regain compliance with Nasdaq rules within the applicable grace periods.

On May 14, 2020, we received a notification letter (the “Notification Letter”) from The Nasdaq Capital Market advising us that for 30 consecutive business days preceding the date of the Notification Letter, the bid price of the Company’s ADSs had closed below the minimum $1.00 per ADS required for continued listing under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). We were provided 180 calendar days to regain compliance with the Minimum Bid Price Rule. On July 9, 2020, we were informed by Nasdaq that we regained compliance with the minimum bid price requirement under the Minimum Bid Price Rule as a result of the closing bid price of our ADSs having been at $1.00 per ADS or greater for at least 10 consecutive business days from June 22, 2020 to July 6, 2020.

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

One of our existing shareholders, Mr. Xiaofeng Ma, beneficially owns approximately 40% of our outstanding common shares as of April 22, 2022. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

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

Our fourth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

•

provisions that provide for a staggered board which operates to prevent a third party from obtaining control of our board in a relatively short period of time because at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in majority of the board;

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

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American Depositary Receipts, or ADRs, and the procedures established by the depositary. The process of voting through the depositary may involve delays that limit the time available to you to consider proposed shareholders’ actions and also may restrict your ability to subsequently revise your voting instructions.

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

We are not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fourth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. And as a Cayman Islands exempted company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance requirements, therefore, we may provide less protection to shareholders compared with U.S. domestic issuers.

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

Certain judgments obtained against us or the VIE by our shareholders may not be enforceable.

We are not a Chinese operating company but a Cayman Islands company and majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, the VIE and our officers and directors, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us, the VIE or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or the VIE or such persons predicated upon the securities laws of the United States or any state.

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

Three lawsuits were filed in connection with our sale of the ATA Online Business, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” These three lawsuits remain in their early stages and while we do not believe there are any merit to the plaintiffs’ allegations and intend to vigorously defend against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. In the event that our initial defense of the lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, either of which could harm our business. Also, as these three lawsuits remain in their early stages and the plaintiffs may revise their claims for damages related to these matters, we cannot predict the impact of these damage claims on our business or financial results.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in the same year established the WFOE with a company name of ATA Testing Authority (Beijing) Limited as a wholly-owned subsidiary in China, which changed its company name to ATA Education Technology (Beijing) Limited on February 18, 2019. In November 2001, our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. In the following year, American Testing Authority, Inc. merged into ATA BVI and ATA BVI became our holding company.

We incorporated ATA Inc. in the Cayman Islands in September 2006 as our listing vehicle. ATA Inc. became our ultimate holding company in November 2006 when it issued shares to the existing shareholders of ATA BVI in exchange for all of the outstanding shares of ATA BVI. We completed our initial public offering in 2008.

In February 2009, we acquired the entire equity of Muhua Shangce Learning Data & Technology (Beijing) Limited (previously named Beijing Jindixin Software Technology Limited), or Muhua Shangce, a company initially engaged in the development and marketing of software for computer-based tests and then focused on K-12 education assessment service. From 2017 and 2019, our equity interest in Muhua Shangce was reduced to 54.60% due to certain external investment and share transfer, and in June 2021, we disposed of the entire 54.60% equity interest we held in Muhua Shangce to focus our efforts on growing our core international education services business.

In November 2013, we completed the acquisition of the entire equity interest of Xing Wei Institute (Hong Kong) Limited, or Xing Wei, a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China.

In connection with the listing of our testing service business on the Chinese National Equities Exchange and Quotations (also known as the New Third Board), we acquired the entire equity interest of ATA Online in May 2015. ATA Online operated computer-based testing services, online education services and other related services, which historically represented our principal business before our sale of ATA Online. On August 16, 2018, we completed the sale of our equity interests in ATA Online.  As a result of such sale, we no longer hold, directly or indirectly, any interest in ATA Online and its subsidiaries. As of the date of this annual report, the sale of the ATA Online Business is being challenged by two shareholders, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

In March 2018, we established the VIE, a Chinese limited liability company, to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments.

In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study. On September 13, 2019, we changed the name of our Cayman holding company from “ATA Inc.” to “ATA Creativity Global” in connection with the Huanqiuyimeng Acquisition. On October 17, 2019, we changed the trading symbol for our ADSs listed on Nasdaq from “ATAI” to “AACG.”

On December 24, 2019, we completed the private issuance of 5,662,634 common shares to CL-TCC, a company focusing on investments in the cultural and education industry for an aggregate price of US$10,022,862, or US$1.77 per share (the “Private Placement”).

For an organizational structure of the Company, its subsidiaries and the VIE and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Corporate Information

We are a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1133. Our primary website address is http://www.atai.net.cn. The information on our websites do not form a part of this annual report. On February 1, 2008, we completed our initial public offering, which involved the sale by us of 4,874,012 of our ADSs, representing 9,748,024 of our common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our Consolidated Variable Interest Entity

The VIE was established in March 2018 to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments. As of the date of this annual report, the VIE is not engaged in any business operations itself.  Our primary business operations, including our portfolio training business, research-based learning services, overseas study counselling services and other educational services, are conducted through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through a wholly owned BVI holding company, and 30.96% equity interests of Huanqiuyimeng is owned by the VIE. Currently, the VIE also holds 70% equity interests in Beijing Zhenwu, a PRC company newly established in August 2021 for purposes of developing and marketing our project-based learning services in form of short-term art courses but has no business operations as of the date of this annual report. Other than holding 30.96% equity interests in Huanqiuyimeng and 70% equity interests in Beijing Zhenwu, the VIE also holds minority investments in two other PRC companies. As we are currently expanding our online courses and other services, for which ICP license may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.

We, through the WFOE, entered into a series of contractual arrangements with the VIE and the shareholders of the VIE, which we refer to as the VIE Agreements. As a result of the VIE Agreements, we have the power, through the WFOE, to direct activities of the VIE that most significantly impact the economic performance of the VIE; and the obligation to absorb the losses and the right to receive benefits of the VIE that could potentially be significant to the VIE. As such, we became the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE under U.S. GAAP.

The VIE Agreements allow us to:

•	exercise all rights of shareholders of the VIE;
•	exclusively provide specified technical and consulting services to the VIE and receive consulting fees from the VIE; and
•	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•	the ownership structures of the VIE and our wholly owned subsidiaries in China are in compliance with existing published PRC laws and regulations;
•

our contractual arrangements among our wholly owned subsidiaries in China and the VIE and its shareholders, are valid and binding, will not result in any material violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions; and

•

the business operations of our company and all of our PRC subsidiaries, as described in this annual report, are in compliance with existing published Chinese laws and regulations in all material aspects.

However, operational control through these contractual arrangements may be less effective than direct ownership as the VIE’s shareholders may fail to perform their obligations under the contractual arrangements and we could incur substantial costs in enforcing these contractual arrangements if we are able to enforce these contractual arrangements at all. Our rights under the VIE Agreements have not been tested in a court of law, and we cannot assure you that a court would enforce our contractual rights. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements.  See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.”

Contractual Arrangements with the VIE

The following is a summary of the currently effective VIE Agreements.

Agreements that Allow Us to Exclusively Exercise All Rights of Shareholders of the VIE

Powers of Attorney.  On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of the VIE, granted an irrevocable power of attorney to the WFOE. On August 12, 2020, the power of attorney granted by Haichang Xiong to the WFOE terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in the VIE. On the same day, Jun Zhang, as the new shareholder of the VIE, granted an irrevocable power of attorney to the WFOE on the same terms as the power of attorney previously granted by Haichang Xiong to the WFOE. Pursuant to the irrevocable powers of attorney granted by Xiaofeng Ma and Jun Zhang to the WFOE, each of the shareholders of the VIE appointed the WFOE or any eligible person designated by the WFOE as his attorney-in-fact to exercise all voting rights and other shareholder rights of the VIE, including but not limited to appointing or electing their directors and executive officers. The person designated by the WFOE is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of the VIE. The term of the powers of attorney shall be consistent with the terms of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

Agreements that Allow Us to Have Sole and Exclusive Rights to Provide Specified Technical and Consulting Services to the VIE and Receive Certain Consulting Fees from the VIE

Exclusive Technical Consulting and Services Agreement.  On March 15, 2018, the WFOE and the VIE entered into an exclusive technical consulting and services agreement. Pursuant to the exclusive technical consulting and services agreement, the WFOE has the sole and exclusive right to provide specified technical and consulting services to the VIE. The WFOE and the VIE agreed that the intellectual property rights created by the WFOE in the course of performing this agreement, including without limitation any copyrights, trademarks or logos, registered or not, patents and proprietary technology, shall belong to the WFOE. The consulting fee payable by the VIE to the WFOE shall be confirmed by the WFOE in writing and be calculated based on the actual time spent by the WFOE in providing services to the VIE on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, the WFOE shall confirm the total consulting and other fees incurred for the year in writing and the VIE shall settle any outstanding fees on a timely basis. This agreement shall continue for a period of 30 years from March 15, 2018 and shall be automatically extended for another 10 years unless the WFOE gives written notice terminating this agreement three months before the expiration of this agreement.

Agreements that Provide Us with the Option to Purchase the Equity Interest in or the assets of the VIE

Call Option and Cooperation Agreement.  On March 15, 2018, the WFOE, the VIE and Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of the VIE, entered into a call option and cooperation agreement, or the Prior Call Option and Cooperation Agreement. On August 12, 2020, the Prior Call Option and Cooperation Agreement terminated as a result of the equity interest transferred by Haichang Xiong to Jun Zhang in the VIE. On the same day, Jun Zhang, as the new shareholder of the VIE, together with Xiaofeng Ma, the WFOE and the VIE entered into a new call option and cooperation agreement on the same terms as the

Prior Call Option and Cooperation Agreement. Pursuant to the new call option and cooperation agreement, when permitted by applicable law, the WFOE (or any eligible party designated by the WFOE) shall have the right to acquire, at any time, all of the VIE’s assets or its share equity owned by the shareholders of the VIE, at a price equal to the sum of the principal amounts of the loans from the WFOE to the shareholders of the VIE. If the WFOE elects to purchase a portion of the VIE’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased relative to the total share equity or assets. Without the prior written consent of the WFOE, the VIE may not sell or otherwise dispose of its assets or interests in its business, create or allow any encumbrance on its assets or interests in its business, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the shareholders. The new call option and cooperation agreement was effective upon the execution date and remain effective thereafter.

Loan Agreements.  On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of the VIE, respectively entered into a loan agreement with the WFOE. Pursuant to the loan agreements, the WFOE made loans in an aggregate principal amount of RMB10.0 million to the shareholders of the VIE solely for the capitalization of the VIE. The shareholders of the VIE can only repay the loans by transferring all their equity interest in the VIE to the WFOE or its designated persons. In the event that the shareholders of the VIE transfer their equity interests to the WFOE or its designee at a price equivalent to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loan, the excess amount will be paid to the WFOE as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the relevant loan agreement. The terms of the loans can be extended with the written consent of the WFOE and the VIE. On March 19, 2019 and April 20, 2019, the WFOE, the VIE and each of Xiaofeng Ma and Haichang Xiong entered into two supplementary agreements to the VIE Agreements, pursuant to which the aggregate principal amount of loans made by the WFOE to the shareholders of the VIE for the capitalization of the VIE increased from RMB10.0 million to RMB50.0 million with all other terms and conditions under the VIE Agreements remain unchanged. On August 12, 2020, the loan agreement entered by Haichang Xiong with the WFOE, and the rights and obligations of Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in the VIE, and Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to the WFOE on August 17, 2020. On August 12, 2020, Jun Zhang, as the new shareholder of the VIE, entered into a new loan agreement with the WFOE on the same terms as the loan agreement and the two supplementary agreements previously entered by Haichang Xiong and borrowed RMB5.0 million from the WFOE on August 17, 2020 pursuant to aforementioned loan agreement.

Agreements that Guarantee the Performance of the VIE and Its Shareholders’ Obligations

Equity Interest Pledge Agreements.  On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the shareholders of the VIE, respectively entered into an equity interest pledge agreement with the WFOE and the VIE. Pursuant to the equity interest pledge agreements, each of the shareholders of the VIE has pledged all of his equity interest in the VIE to guarantee his and the VIE’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If the VIE or the shareholders of the VIE breach their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to acquire the pledged equity interests. The shareholders of the VIE agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the WFOE’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designees. During the term of the equity interest pledge agreements, the WFOE has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreements commenced on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) the WFOE enforces the equity interest pledge agreements, pursuant to the terms and conditions, to satisfy its rights regarding the secured obligations and pledged collateral in full, or (c) the shareholders of the VIE complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the  applicable call option and cooperation agreement and no longer hold any equity interests in the VIE (together with (a) and (b), the “Expiration Conditions”). The VIE has registered these equity interest pledge agreements with the competent SAMR on April 27, 2018. The registration of the equity pledge enables the WFOE to enforce the equity pledges against third parties who acquire the equity interests of the VIE in good faith. According to the equity transfer agreement entered into by Haichang Xiong and Jun Zhang on August 12, 2020, Haichang Xiong transferred all his equity interest in the VIE to Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Jun Zhang, as the new shareholder of the VIE, entered into a new equity interest pledge agreement with the WFOE and the VIE on the same terms as the equity pledge agreement previously entered into by Haichang Xiong. The term of the equity interest pledge agreements entered into by Jun Zhang commenced on August 12, 2020 and shall expire on the earlier of the Expiration Conditions. The VIE has registered the equity interest pledge agreement entered into by Jun Zhang with SAMR on February 26, 2021.

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools, foreign language training services, junior art education and other related educational services to our students. We have successfully helped approximately ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries as of December 31, 2021, among which quite a few gained entry into top art universities and colleges in these countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum. In June 2021, we disposed of the legacy business of K-12 education assessment services by disposing of the entire 54.60% equity interest we held in Muhua Shangce, to focus our efforts on growing our core international education services business.

For the fiscal year ended December 31, 2021, we had 4,287 students enrolled, of which 53.3% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2021 were RMB 202.2 million ($31.7 million). Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.9%, 3.0%, 11.7% and 10.4%, respectively, of our total net revenues in the fiscal year ended December 31, 2021. Our total net loss for the fiscal year ended December 31, 2021 was RMB 36.4 million ($5.7 million). Our total net revenues for the fiscal year ended December 31, 2020 were RMB 162.2 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, and our disposed K-12 education assessment and other services accounted for 69.8%, 2.7%, 13.0%, 12.4% and 2.1%, respectively, of our total net revenues in the fiscal year ended December 31, 2020. Our total net loss for the fiscal year ended December 31, 2020 was RMB 100.6 million. For the fiscal year ended December 31, 2019, our total net revenues were RMB 97.8 million, mainly derived from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, and our disposed K-12 education assessment and other services. Net revenues for the fiscal year ended December 31, 2019 only include the results of our portfolio training services, research-based learning services, overseas study counselling services, and other educational services conducted through Huanqiuyimeng for the period from August 6, 2019, or the Acquisition Date, when we consolidated the financial statements of Huanqiuyimeng and its subsidiaries, to December 31, 2019, or the Partial Year 2019.

Our Programs, Services and Products

We provide a wide variety of creative arts related international educational services to our students. Our services include portfolio training services, research-based learning services, overseas study counselling services and other educational services. Catering to the different needs of our customers, these services can be offered in a bundle setting or separately. We update and expand our service offerings frequently in response to the evolving market needs, the outbreak of COVID-19 and the relationship between China and the U.S. or other countries related to our services and business.

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

Professional Courses. In professional courses, students will learn how to create a portfolio step by step under the guidance and supervision of our teachers. The whole process primarily includes theme development, research, art work creation and refinement, art work selection, and portfolio presentation and composition. Students will first develop a theme for their portfolio, and then drill down to develop the theme into more detailed and symbolic ideas. Students will conduct research to explore and refine the ideas generated previously. After research, they will make preliminary pieces reflecting the content and structure of their ideas and refine such art work in subsequent rounds. Students will make a few pieces of art work for the purpose of selecting the best ones to be included in their portfolios. When the selected pieces are in place, students will put them together in a professional, coherent and aesthetically pleasing layout. Our teachers will give advice and directions to students along the whole process to ensure that their portfolios are creative, well-developed and meet the admission requirements and expectations of the universities or colleges for which the students apply.

Currently, the majority of our fundamental, creativity and professional courses are delivered through one-on-one model. We plan to develop more small-sized classes of 2 to 15 students going forward to improve our teaching efficiency and profit margin, especially for fundamental courses where most of the course content can be standardized.

Generally, our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through third-party platforms; as an example, we provide online courses for students applying for art schools in Japan. After the outbreak of COVID-19, in order to avoid interruption of our services due to closedown of our training centers required by local government authority from time to time and for offering flexible options to students, we have converted some of the offline courses of our portfolio training services to online courses since February 2020 and provided options for students to take courses via online platforms. In 2021, approximately 9% of our services were provided online. Accelerated by the COVID-19 pandemic, we are increasingly embracing the experience in providing online services by launching our virtual online courses and moving our portfolio training courses online. We are changing our model of service delivery to a hybrid model, a mix of online and offline delivery, and plan to develop more regularly scheduled online curriculums going forward in response to growing market demands, through which students can attend classes of professional or highly skilled teachers nationwide. Due to travel ban caused by the COVID-19 pandemic, some of our overseas professors cannot come to China to teach face to face. We have developed a multi-teacher model, where an international professor is paired with a domestic teacher to assist him or her to deliver courses online. The international professor mainly focuses on teaching, with the domestic teacher mainly focuses on tutoring the students.

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

Our Portfolio Training Specializations

We provide customized portfolio training services in different creative arts related specializations. Portfolio requirements for different specializations may share some common criteria but are different in many perspectives. For example, although observational drawing is required or useful for both architecture and fashion design, architecture design students will focus more on observational drawings of city scenes or building interiors, while students in fashion design will focus more on drawing clothing on models. For digital arts, such as animation and games, the admission staff of overseas art schools like to see candidates’ technological awareness and the capability to work with a range of digital platforms, along with traditional observational drawing. We primarily provide portfolio training in the following nine art specializations.

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

Undergraduate Foundation Course Programs

As most students applying for undergraduate studies at art universities and colleges in the U.K., Germany and other European countries need to take foundation courses offered by such universities and colleges before formal admission, to provide students with flexibility and convenience, and as an extension to our portfolio training services, since 2021, we have developed foundation courses recognized by certain overseas art universities and colleges that allow students to fulfill such requirements locally in China. As of the date of this annual report, our foundation courses have been recognized by eight overseas universities, including Bath Spa University, Bournemouth University, De Montfort University, Kingston School of Art of Kingston University, Manchester Metropolitan University, Nottingham Trent University, Teesside University and Winchester School of Art of University of Southampton.

Research-Based Learning Services

We have offered research-based learning, mainly including overseas educational travel services to our portfolio training students and other students since 2014. After the outbreak of COVID-19 in late 2019, we adjusted our products and began offering domestic educational travel services and other research-based learning services to students, and also developed programs with services rendered online. The research-based learning market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed research-based learning market in China is still developing and has high growth potential. We are looking for expanding our overseas and domestic partnerships to develop more overseas and domestic educational travel and other research-based learning programs with different destinations and themes at variable length of time to match the needs of the growing market.

By providing research-based study through different learning styles in our research-based learning services, we bring art-related learning experiences to students of all ages and backgrounds. Traveling while researching and learning will help broaden students’ horizons, enrich students’ experiences, develop students’ interest in art, and improve students’ practical skills in art industry. Most applicants for overseas art programs have research-based learning experience or have showed interest in research-based learning services, as including valuable research-based learning experience or recommendation letters received after completing the projects create highlights in their applications for overseas studies. Our research-based learning services currently are more directed towards students who are interested in studying art overseas, which enhance their skills and background while taking our portfolio training programs and overseas study counselling services simultaneously. We intend to expand our research-based learning services to serve a broader range of students who are interested in art going forward.

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

Academic Educational Learning. We provide students with learning experience in reputable art schools, or chances to learn from famous professors or masters from various art industries through our multiple academic educational learning programs. Our academic educational learning services target high school or undergraduate students who intend to study abroad. Typically, our programs include summer camp and winter camp programs where students will visit reputable art schools and take specialized art courses taught by famous professors. We also invite admissions officers who are in charge of recruiting candidates to meet and communicate with students. We also provide online certificate programs where students attend courses jointly delivered by us and overseas prestigious art schools we have partnered with, and at the end of which, students will receive certificates from these art schools indicating their completion of the online certificate programs. Due to international travel restrictions and in response to the COVID-19 pandemic since 2020, we have conducted the art school camps and admission officer events online.

Workshop Experience. We provide students with on-site and online workshop experiences in professionals’ studios or by working on art projects at our partner universities. Students practice in the areas they are interested in during the workshop and gain practical experience. Our workshop experience targets high school or undergraduate students who intend to study abroad.

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach relevant knowledge to cultivate students’ interest in art, or guide students to conduct research online or on-site on specific art themes. For example, in July 2021, we organized students to conduct field research with respect to the intangible cultural heritage of Tibetan thangkas, Gesar stone carvings and Tibetan medicinal clay masks in Daofu, Western Sichuan. In July and October 2021, we organized students to conduct field research with respect to the murals and Buddha statues in Mogao Grottoes and Yulin Grottoes in Dunhuang, and completed practical creation of Dunhuang intangible cultural heritage sculptures. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and help them acquire art-related knowledge and appreciations.

Transferable Credit Courses. We partner with an accredited third party and offer transferrable online credit courses in different majors (including art) to college and university undergraduate or graduate students who wish to take courses during their holidays or breaks and get credits for their school programs. Students will receive transcripts after completing the transferrable credit courses. Such credits can be counted or converted to GPAs in many school programs and optimize study time and cost for students.

Overseas Study Counselling Services

We offer art-related overseas study counselling services to students as part of our comprehensive service package. The overseas study counselling market in China has witnessed growth in recent years, driven by the rapid growth of students looking to study overseas. Riding on the demand of overseas study, we believe art-related overseas study counselling services will have considerable growth potential as well. Being a portfolio training service provider, we possess professional knowledge in choosing art schools and programs and will better serve students applying in this area. We provide counselling advice in both academic and practical aspects and help students make decisions from the application stage through to the admission stage. Typically, our services include the following:

•

Background Development. We set a customized timetable for applicants, which mainly includes schedule for portfolio preparation, language tests, internships and paperwork preparation. We also recommend and introduce our other services to the applicants according to the needs of such applicant.

•	University and Program Selection. We offer guidance on university and program selection based on the individual academic background, personality, career goal and other factors of each student.
•	Paper Writing. We help students develop professional content and logical layout of their personal statements, resume, recommendation letters and other paperwork for art school applications.
•	Interview Simulation. We provide sample interview questions that have previously been used and help students practice the interview process.
•	Application Preparation. We present a checklist of documents required in school applications for students to prepare, such as graduation certificate and proof of deposits.

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

Junior Art Education: Our junior art education services aim to provide art-related tutoring courses for junior students from ages 3 to 12, which are mainly designed to supplement students’ regular school curriculum and help students cultivate and enhance their interest in art. Our primary subject for junior art education is painting. In 2020, we disposed three of the four junior art training centers which we previously operated, and provided most of our junior art education services via online platform during the first half of fiscal year 2020. We continue to provide online course options after reopening of offline training center since late second quarter of 2020.

In-School Classes. In order to attract potential students at younger ages and expand our array of products, we partner with international schools to establish in-school art-related classes. We typically provide professional art teachers and customized art course content in these partnerships. Our goal is to cultivate and enhance students’ interest in art at an early age and foster purchasing our products of portfolio training services, research-based learning services, overseas study counselling services and other educational services.

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2021, we have a total of 1,371 teachers, including 147 full-time employees and 1,224 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations. Most of our teachers have graduated from reputable domestic or overseas universities with master’s degrees in China, the United Kingdom, the United States, Japan or other countries. Around 38% of our full-time teachers have over 5 years of related experience in the art industry, while around 27% of our full-time teachers have over 3 years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess our teacher candidates on a wide set of criteria, including among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. Since 2020, we have established a centralized management system to allocate the national teaching resources for our domestic training center network, through which we manage and oversee the procurement sharing and development of teaching resources as well as to ensure consistency in the quality of our education. We rank our full-time teachers of portfolio training services in 5 levels, classified by educational background, social experience, teaching completion efficiency and teaching quality. The top three levels constitute around 68% of our full-time teachers. With respect to level one teachers, we plan to develop high-quality scheduled online curriculum in the form of small-sized classes facing nationwide students. Level two and level three teachers mainly focus on advanced creative art and design courses in both one-to-one courses and small-sized classes. With respect to level four teachers, they are mainly involved in the foundation curriculum in small-sized classes. With respect to level five teachers, they work as teaching assistant in small-sized classes. We offer different salary and compensation for teachers at different levels. In the future, we plan to recruit more teaching assistants who have professional background in certain aspects to pair with our professional art teachers, and to substitute study mentors who are solely responsible for administrative affairs. We believe this arrangement can provide better services to our students and more effectively utilize the teaching time of our professional teachers.

Our teachers deliver courses to students to equip them with fundamental knowledge and skills, aesthetic appreciation for art, creative thinking capabilities, critical thinking abilities, professional skills, craftsmanship, software techniques and studio practice skills. We have also developed a systematic orientation training program and on-the-job training sessions, which reinforce the capabilities of our instructors to deliver our services effectively and assist students with learning efficiently. Our teachers’ retention, compensation and promotion are largely based on their performance. We offer our teachers with performance-based compensation packages and provide them with career advancement prospects within ACG. We intend to continue leveraging our teaching resources within our nationwide network to ensure consistency in teaching quality.

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

Our Customers

Our customers primarily consist of high school and undergraduate students who intend to pursue overseas undergraduate or graduate art studies. For our portfolio training services, research-based learning services and overseas study counselling services, our customers are mainly high school and undergraduate students. We also provide services to certain other students. For foreign language training services, we mainly target high school and undergraduate students and other non-student professionals who need to pass relevant language tests in connection with overseas school application. For in-school classes, we mainly target junior-level high school students, who may be interested in pursuing creative art studies in the future. For junior art education, our primary customers are junior students from ages 3 to 12. We plan to extend our service life-cycle and expand our customer range, through adjusting our products and introducing new services, such as internships, opportunities or employment referrals for job-hunting candidates, interest-based learning courses for younger market, etc.

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

Other Customers. For the fiscal year ended December 31, 2021, we also had enrollments from other students and non-student customers besides high school and undergraduate students. These customers cover a wide range in age. For example, we provide research-based learning services to secondary school students who are not motivated by the desire to submit art school applications but to cultivate their interests in art and acquire art-related knowledge and appreciation, as well as other creative art related services to children aged 3 to 12 years old, such as printmaking teaching services.

Our Training Center Network

We operate 21 training centers in 20 cities in China as of the date of this annual report. We deliver our educational services to students primarily through our training center network and we plan to further expand our training center network in China and abroad to increase our market penetration and market share.

*	Domestic business footprint of ACG as of April 26, 2022

Our training center network covers 20 major cities, 16 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian and Shenyang, accounting for 38% of our total student enrollment. Beijing has two training centers representing 24% of our total student enrollment in fiscal year ended December 31, 2021.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 17% of our total student enrollment in fiscal year ended December 31, 2021.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 30% of our total student enrollment in fiscal year ended December 31, 2021.

Western China: Xi’an, Zhengzhou, Kunming, Chongqing and Chengdu, accounting for 15% of our total student enrollment in fiscal year ended December 31, 2021.

Marketing, Sales and Business Development

As an international educational services provider, we focus on providing international education experiences that enrich and cultivate students’ creativity. We believe our quality services and products, unique and practical curricula, and our “ACG” brand, teachers and resources generally play a significant role in attracting our prospective students.

We employ a variety of marketing and student recruiting methods to attract prospective students, including:

Partnership with Sales Channels. We acquire potential student leads through our partnership with overseas study counselling or foreign language training service providers. Currently, our partnerships with such sales channels are an essential marketing method to acquire new students.

Internet and Mobile Advertisement. We advertise on the mainstream online search engines to promote our services to potential students and to those who actively search keywords relevant to portfolio training, art study, etc. We also advertise through social media platforms to potential students, including without limitation, WeChat, Dianping and TikTok. Internet and mobile advertising are also important marketing methods for us to acquire new students. For example, we produce some free or low-price short teaching videos which introduce art-related knowledge, and upload them to internet platforms, such as our official WeChat account, official website, and other third-party platforms to attract potential students.

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

We believe we are one of the leading players in the portfolio training market in terms of, among others, geographic coverage, product breadth, and student enrollment. In research-based learning services and other creative arts related international education services, we are also a player with competitive edges. Our main competitors are other domestic and international art training institutions and organizations, which focus on some of our targeted markets. We also face potential competition from small to middle-sized organized players and individual studios. Amid the COVID-19 pandemic, an increasing number of small-sized players and individual studios are forced to suspend operations or discontinue their business compared to medium and large-sized players. Therefore, leading players with established brand, including ACG, which have more diversified products/services and geographical coverage are comparatively more favorable choices for potential customers.

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

As of April 26, 2022, we and the VIE have registered 85 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of April 26, 2022, we have registered 55 software copyrights and one work copyright relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China.

As of April 26, 2022, we and the VIE have also registered 42 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

Regulation

This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Education Law of the PRC

On March 18, 1995, the NPC, enacted the Education Law of the PRC, or the Education Law, which was first amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. The Education Law was further amended on December 27, 2015, which became effective on June 1, 2016, and was subsequently amended on April 29, 2021, which became effective on April 30, 2021. The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was respectively amended on June 29, 2013, November 7, 2016 and December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004 and was amended on April 7, 2021. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution.

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

The Decision of the Standing Committee of the NPC on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and has come into force on September 1, 2017.

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

•

for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal government;

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

On December 30, 2016, the MOE, MCA, SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

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

On December 29, 2018, the Decision of the Standing Committee of the NPC on Amending the Seven Laws of the Labor Law of the People’s Republic of China was promulgated by Order No. 24 of the President of the PRC and took effect on the same date, which made two minor adjustments to Article 26 and Article 64 of the Law for Promoting Private Education of the PRC. These minor adjustments do not materially affect our business and operations.

On April 7, 2021, the State Council promulgated the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, which became effective on September 1, 2021. The Amended Implementation Rules provides, among others, that private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Under the Law for Promoting Private Education, as private education institutions established under the PRC law are also included in the category of “private schools,” we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain private school operating permits by the regulators. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education

On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinion, which sets out a series of operating requirements on after-school tutoring institutions focusing on compulsory education, including, among other things, (i) local government authorities shall no longer approve any new Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit entities, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade ten to twelve; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities, and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks, or engage foreign teachers residing overseas to carry out training activities; (vi) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; and (vii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services.  The Opinion further provides that administration and supervision over academic after-school tutoring institutions for students in grades ten to twelve shall be implemented by reference to the relevant provisions of the Opinion.

On July 28, 2021, the MOE issued the Notice to further clarify the scope of academic subjects in China’s compulsory education system. The Notice states that academic subjects include the following courses provided in accordance with the learning content of the national curriculum standards: Morality and Law, Chinese Language, History, Geography, Mathematics, foreign languages (English, Japanese, and Russian), Physics, Chemistry and Biology. The Notice also states that sports (or sports and health), art (or music, fine arts) subjects, and comprehensive practical activities (including technical education, labor and technical education), etc. shall be managed as non-academic subjects.

On August 25, 2021, the MOE issued the Administrative Measures on Materials for After-School Tutoring for Primary and Secondary School Students (for Trial Implementation). After-school tutoring materials refer to the learning materials independently compiled by after-school tutoring institutions approved and registered for the purpose of primary and secondary school students, including the tutoring materials used for both academic and non-academic subjects, whether online or offline. The tutoring materials shall be reviewed as required. It is imperative to establish the internal review and external review system for tutoring materials under the principle of reviewing every compilation and use. The training materials used for academic subjects shall be reviewed through dual review by combining internal review by the after-school tutoring institutions and the external review by the education administrative authorities.

On September 9, 2021, the MOE and the Ministry of Human Resources and Social Security jointly formulated the Administrative Measures for Employees of After-School Tutoring Institutions (Trial). The employees of after-school tutoring institutions refer to the staff in the institutions that carry out after-school tutoring for primary and secondary school students and preschool children over the age of 3 according to regulations, including: teaching staff, teaching and research staff and other staff. In principle, the full-time teaching, teaching and research staff of after-school tutoring institutions shall not be less than 50% of the total number of employees in the institution. For offline tutoring for primary and secondary school students, in principle, the full-time teaching staff per class shall not be less than 2% of the number of students; for offline training for preschool children over 3 years old, in principle, full-time training staff per class shall not be less than 6% of the number of children. After-school tutoring institutions shall publicly make a written commitment that the recruitment of practitioners complies with the provisions of relevant measures.

Although we do not anticipate our business to be materially impacted by the Opinion and related rules and regulations, certain types of our ancillary services may fall under the coverage of the Opinion and its local implementing measures, which may adversely affect our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Although we do not anticipate our business to be materially impacted by the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, certain types of our ancillary services may fall under the coverage of the Opinion and its local implementing measures, which may adversely affect our business, financial condition and results of operations. And we cannot assure you that any future development, interpretation and enforcement of Opinion and relevant regulations would not materially and adversely impact our business and financial outlook.”

Guidelines for Overseas Educational Travel Participated by Primary and Middle School Students (Trial)

On July 15, 2014, the MOE promulgated the Guidelines for Overseas Educational Travel Participated by Primary and Middle School Students (Trial), or the Guidelines, which became effective on July 15, 2014. Under the Guidelines, overseas educational travels participated in by primary and middle school students means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas educational travels attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than 1/2 of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, and stress the importance of safe education, and shall appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an overseas educational travel.

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

Internet information in China is also regulated and restricted from a national security standpoint. In 2009, the Standing Committee of the NPC has enacted the Decision of the Standing Committee of the NPC on Preserving Computer Network Security, which may subject violators to criminal punishment for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identities; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. On May 28, 2019, the CAC promulgated the Draft Data Security Administrative Measures. According to the Draft Data Security Administrative Measures, cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, fulfill the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop emergency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security.

On April 13, 2020, the CAC, the MIIT and certain other government authorities jointly promulgated the Measures for Cybersecurity Reviews, which took effect on June 1, 2020, or the Prior Cybersecurity Review Measures. The Prior Cybersecurity Review Measures requires that critical information infrastructure operators purchasing network products and services, which affects or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On December 28, 2021, CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Prior Cybersecurity Review Measures. Under the Cybersecurity Review Measures, the scope of cybersecurity reviews is extended to also cover internet platform operators engaging in data processing activities that affect or may affect national security.  The Cybersecurity Review Measures further require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users.  The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed.  We believe we would not be subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

On January 8, 2021, the CAC published the Amended Measures for the Administration of Internet Information Services (Draft for Comments), which requires that any organization or individual within the territory of the People’s Republic of China that provides internet information services to users in China using network resources at home and abroad shall abide by the provisions of these measures. To engage in internet information services, which belong to the operation of telecommunications business, an ICP license from the competent telecommunications department shall be obtained. Internet information service providers shall establish an information release review system. On October 29, 2021, the CAC published the Draft Measures on Security Assessment for the Export of Data (Draft for Comments) which provides the scope of data that will be subject to security assessment when being exported, including (i) personal information and important data collected and generated by a critical information infrastructure operator; (ii) any important data that is to be exported; (iii) personal information of a data processor that processes personal information of 1,000,000 individuals or more; (iv) personal information of a data processor that in aggregate exports personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals; and (v) other information as designated by the CAC. On November 14, 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations, which reiterates that data processors that handle personal information of more than one million people intending to be listed abroad should apply for a cybersecurity review.

As the Amended Measures for the Administration of Internet Information Services (Draft for Comments), the Draft Measures on Security Assessment for the Export of Data (Draft for Comments) and the Draft Data Security Regulations have not been adopted, and it remains unclear whether the formal versions to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted, or implemented, or how they will affect us.

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of April 26, 2022, we have registered 42 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation.

On November 7, 2016, the Standing Committee of the NPC issued the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017. The Cyber Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

Regulation of Foreign Investment

According to the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, foreign invested enterprises can be established in the form of a Sino-foreign equity joint venture, a Sino-foreign cooperative joint venture or a wholly foreign-owned enterprise. Prior to its registration, the enterprise must be approved by the commerce authorities, upon which a certificate of approval for an FIE will be issued.

On December 27, 2021, MOFCOM and National Development and Reform Commission, or NDRC jointly promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Edition) (the “2021 Negative List”), which came into effect on January 1, 2022. The 2021 Negative List replaced the negative list provided under the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2020 Edition) (the “2020 Negative List”). Pursuant to the 2021 Negative List, the number of items subject to the special administrative measures has been reduced from 33 to 31. The 2021 Negative List remains unchanged with respect to the education industry.

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

Regulation of Foreign Exchange

The PRC government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by PRC entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currencies and foreign currencies into Renminbi for payments relating to “capital account transactions,” which include, among other things, investment, loans and acquisitions of land and other fixed assets overseas, generally require the approval of or registration or filing with SAFE or its authorized banks and other relevant Chinese governmental authorities.

Under current PRC regulations, FIEs such as our PRC subsidiaries are required to apply to the banks by SAFE for Foreign Exchange Registration. With such a registration, an FIE may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. FIEs are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that FIEs may retain in such accounts.

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

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015, which abolished Circular 142. According to SAFE Circular 19, up to all of the foreign exchange capital in the capital account of FIEs can be settled at the banks based on the actual operation needs of the FIEs. The capital in Renminbi obtained by FIEs from the discretionary settlement of foreign exchange capital shall be managed under the account pending foreign exchange settlement payment. The expenditure scope of such account includes: the expenditure within the scope of business, the payment of the capital of domestic equity investment and deposits in Renminbi, the repayment of the used loans in Renminbi, the purchase payment of foreign exchange or direct external repayment of foreign debts or other expenditure approved by the foreign exchange bureaus, but the capital of FIEs and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (iii) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

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

On October 23, 2019, SAFE issued the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes the prior restrictions and allows the FIEs without having equity investment in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rule, which became effective on September 8, 2006 without retroactive effect and was amended by the PRC Ministry of Commerce on June 22, 2009. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official website procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

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

On December 24, 2021, the CSRC published the Overseas Offering and Listing Regulations Drafts, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and the following two situations will be deemed as “indirect issuance of securities overseas by a Chinese domestic company”: (1) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, or (2) the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of China, and the principal business place is within the territory of China or such business is conducted in China. It still remains uncertain if the aforesaid two conditions shall be met at the same time or not when determining the constitution of “indirect issuance of securities overseas by a Chinese domestic company.” In the event any listing and issuance of securities have fallen under the definition of “indirect overseas listing and issuance of securities overseas by a Chinese domestic company,” the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the filings after the initial public offering, the issuer’s related Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filing report and related commitments, opinion from Chinese competent authorities as to the supervisor of the domestic company (if applicable), security assessment opinion from Chinese competent authorities (if applicable), PRC legal opinion, and prospectus. If a company issues such securities to be listed in an overseas public market after its initial public offering, or purchases assets by means of issuance of securities overseas, it shall also file with CSRC within three business days thereafter and make related undertakings, reports, and explanations to CSRC. The noncompliance of the filing requirements will lead to penalties imposed on the Chinese domestic companies, the controlling shareholder, the actual controller, directors, supervisors, and officers of the Chinese domestic companies, and other related responsible persons. The potential penalties for the Chinese domestic companies include fines within the range between RMB 1 million and RMB 10 million. If the noncompliance is deemed severe, the operations of the Chinese domestic companies can be suspended and the permission and licenses held by the Chinese domestic companies could be canceled. It is uncertain when the final regulations of the Overseas Offering and Listing Regulations Drafts will be issued and take effect, and how they will be enacted, interpreted or implemented. We cannot assure you that we will not in the future be required to obtain the approval of the CSRC or of potentially other regulatory authorities in order to maintain the listing status of our common shares on Nasdaq or to conduct offerings of securities in the future.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Cybersecurity Review Measures, the scope of cybersecurity reviews is extended to internet platform operators engaging in data processing activities that affect or may affect national security.  The Cybersecurity Review Measures further require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users.

On April 2, 2022, the CSRC published the “Draft Confidentiality Provisions, which provides that, domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, file with the competent confidentiality administrative authorities. Although we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CSRC, CAC, nor any other PRC regulatory authority related to any approval requirement of overseas listings. See “Item 3. Key Information — Government Regulations and Permissions” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

C. Organizational Structure

For an organizational structure of the Company, its subsidiaries and the VIE and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

D. Property, Plant and Equipment

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho in Beijing. We occupy and operate through our training center network with an aggregate of approximately 17,329 square meters of space in various cities in China, major ones include, Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu, all of which are leased. We also own 2,124 square meters office space, with 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, or the Gongyuan Real Estate Property. As of the date of this annual report, the office space on the 8th floor of the Gongyuan Real Estate Property was not occupied. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

After the completion of the Huanqiuyimeng Acquisition, we generated revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, K-12 education assessment and other services. Our services are conducted through Huanqiuyimeng and its subsidiaries. We disposed of our K-12 education assessment business in June 2021 to focus our efforts on growing our core international education services business.

Our net revenues were RMB 97.8 million, RMB 162.2 million and RMB 202.2 million ($31.7 million) in the fiscal years ended December 31, 2019, 2020 and 2021, respectively. We had net loss of RMB 129.2 million, RMB 100.6 million and RMB 36.4 million ($5.7 million) in the fiscal years ended December 31, 2019, 2020 and 2021, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

•	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
•	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
•	our capability to develop and create content that can accommodate needs of potential students, in the classroom, online and in hybrid settings;
•	our ability to provide effective creative arts related international education services and control sales and marketing expenses;
•	recognition in the marketplace for services we deliver and branding we have established; and
•	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

•	the impacts of our sale of the ATA Online Business;
•	the impacts of the Huanqiuyimeng Acquisition;
•	our share-based compensation;
•	the impacts of PRC tax policies, including certain preferential tax rates;
•

the impact of the termination of our proposed acquisition of Beijing Biztour International Travel Service Co., Ltd., or Beijing Biztour, and the receipt (or failure to receive) of the related receivables;

•	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
•	the impacts of strategic investments and acquisitions;
•	our ability to maintain similar margins, locate students, etc.;
•	the impact of political tensions between the United States and China;
•	the impact of international tensions and conflicts generally; and
•

the impact of the COVID-19 pandemic or other similar pandemics or natural disasters. Please see “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results” in this annual report for more details.

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services in fiscal year ended December 31, 2021. Our net revenues are presented net of PRC VAT. The following table sets forth our net revenues from our continuing operations for the periods presented.

The COVID-19 outbreak in China occurred in late January 2020, therefore, it did not have a material adverse impact on our revenues for the fiscal year ended December 31, 2019. It, however, had material adverse impacts on our revenues for the fiscal years ended December 31, 2020 and 2021, although such impact was progressively mitigated after COVID-19 was gradually under control beginning in the second half of 2020.  See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”

	For the fiscal year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net Revenues
Portfolio training services	63,829	113,191	151,434	23,763
Research-based learning services	10,456	4,453	5,977	938
Overseas study counselling services	8,092	21,060	23,624	3,707
Other educational services	9,045	20,026	21,174	3,323
K-12 education assessment and other services	6,348	3,438	—	—
Total net revenues	97,770	162,168	202,209	31,731

Portfolio Training Services.

We derive portfolio training services revenues primarily from fees charged to our students, mainly high school and undergraduate students, in the form of delivering training programs. Our portfolio training programs consist of time-based programs and project-based programs. Students who elect the time-based programs enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students. In association with and as an extension to our portfolio training services, we also provide undergraduate foundation course programs which are recognized by certain overseas art universities or colleges for students who need to take foundation courses before formal admission to such overseas universities or colleges.

The most significant factors that affect our revenues from portfolio training services include the amount of credit hours for portfolio training we deliver to our students, the number of individual students who enroll in our portfolio training services and the unit price level that we charge our students.

Research-based Learning Services.

We derive research-based learning services revenue primarily from research-based learning services fees charged to our students, who mainly consist of our portfolio training students and other students interested in educational travels and research-based learning projects. Currently research-based learning services are primarily delivered online because of the impact of the COVID-19 pandemic. These services include academic educational learning, workshop programs, themed educational travel services and transferrable credit courses. Currently, research-based learning services are conducted mainly in the summer with a lesser amount in winter and the other seasons during the year.

The most significant factors that affect our revenues from research-based learning services include the number of individual students who enroll in our research-based learning services, the volume of services rendered and the unit price level that we charge our students.

Overseas Study Counselling Services.

We derive overseas study counselling services revenue primarily from overseas study counselling services fees charged to students who intend to pursue overseas art and creativity education through providing relevant consulting services in the following aspects: timetable customization, university and program selection, paperwork writing, interview simulation and enrollment documents preparation, etc.

The most significant factors that affect our revenues from overseas study counselling services include the number of individual students who enroll in our counselling services, the unit price level that we charge our students and measurement of progress for services delivered during the reporting period.

Other Educational Services.

We derived our other educational services revenues primarily from services provided to students for language training, junior art education and in-school classes. Language training services are mainly provided to students who need to take language tests in order to apply for overseas schools or universities. Junior art education services are designed to provide art-related tutoring courses for junior students from ages 3 to 12. In-school classes are designed to partner with international schools to provide professional art courses in the in-school art-related classes.

The most significant factors that affect our other educational services revenues include the unit price level of the various other educational services that we charge our customers, the amount of credit hours we deliver to our customers and the measurement of progress for various services delivered during reporting periods.

K-12 Education Assessment and Other Services

For the fiscal years ended December 31, 2019 and 2020, we derived K-12 education assessment and other services revenue primarily from fees charged to our K-12 education assessment service customers, including schools, education bureaus and various education institutions. Our services included delivering the assessment reports of the test takers to our customers. We disposed of the K-12 education assessment services business in June 2021 to focus on growing our core international education services business and recorded nil in net revenues for the fiscal year ended December 31, 2021 for K-12 education assessment and other services.

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

	For the fiscal year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except for percentages)
Net Revenues	97,770	100.0%	162,168	100.0%	202,209	31,731	100.0%
Cost of Revenues	61,914	63.3%	98,521	60.8%	97,414	15,286	48.2%
Gross Profit	35,856	36.7%	63,647	39.2%	104,795	16,445	51.8%

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

Research and Development Expenses

Our research and development expenses consist primarily of the costs of equipment used in our research and development activities, salaries and benefits, traveling expenses and share-based compensation expenses for our research and development personnel, the costs of outsourcing services and other costs relating to the design, development, testing and enhancement of technology systems (such as the customer relationship management and sales lead management systems) in support for the rendering of our products and services.

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

Other Operating Income, Net

For the fiscal years ended December 31, 2019, 2020 and 2021, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of revenue guidance ASC 606, effective January 1, 2018. Lease guidance ASC 842 was also adopted, effective January 1, 2019.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended December 31, 2019, 2020 and 2021. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in China are subject to PRC taxes as described below:

Enterprise Income Tax. EIT Law imposes an income tax rate of 25% on all enterprises, including FIEs. Under the EIT Law, qualified HNTE are entitled to a preferential income tax rate of 15% and subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, the WFOE obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificates in 2011, 2014, 2017 and 2020 for another three years, respectively. As a result, the WFOE was entitled to a preferential income tax rate of 15% from 2008 through 2022. In the event the WFOE is unable to meet all of the requirements stipulated by the SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review when holding the HNTE certificate or fails to renew its HNTE certificate after expiration, it will be subject to the standard statutory enterprise income tax rate of 25%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business —The discontinuation of any of the preferential tax treatments currently enjoyed by our subsidiaries in China could materially increase our tax obligations.” The VIE, Huanqiuyimeng and their PRC subsidiaries are all subject to an income tax rate of 25%.

Under applicable Chinese tax laws, FIEs and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No. 76, which provides that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to ten years instead of five years. The WFOE, as an HNTE is eligible to apply for the above preferential tax rules and carry forward tax losses up to ten years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2021, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

In addition, under the EIT Law, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the Implementation Rules to the EIT Law, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. We have determined that our overseas entities are not PRC resident enterprises for PRC income tax purposes. However, if we and our overseas entities were considered PRC resident enterprises, we would be subject to the enterprise income tax at the rate of 25% on our global income. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation.”

PRC Withholding Tax. Pursuant to the EIT Law, a withholding tax of 10% (or other applicable withholding tax rates based on tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to foreign investors. To the extent we and our overseas entities are not considered as PRC resident enterprises, the dividends that our PRC subsidiaries pay to us will be subject to this withholding tax. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.” As of December 31, 2021, we had accrued withholding tax on substantially all of the earnings distributable by our PRC subsidiaries, except for those being reserved for permanent reinvestment in the PRC of RMB 2,820,818.

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

Results of Operations

The following table and period to period comparison and discussion sets forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period, and since the results for the year ended December 31, 2019 only include the results of our businesses conducted through Huanqiuyimeng from the Acquisition Date to December 31, 2019, and the results for the years ended December 31, 2020 and 2021 include the results of our businesses conducted through Huanqiuyimeng for the whole year, the following results and discussion may not be necessarily representative of our future operations.

Discontinued Operations

According to the Accounting Standards Codification Topic 205, the effects of the discontinued operations of computer-based testing services, online education services and other related services for the fiscal years ended December 31, 2019, 2020 and 2021 has been accounted for in the consolidated statement of operations for all the periods presented. The gain from the disposal of discontinued operations, net of income taxes, recorded for the year ended December 31, 2019, was to account for the reimbursement of legal and consulting expenses received from the buyer in relation to the sale of the ATA Online Business. Results from operations of discontinued operations, net of income tax, were gain of RMB 4.9 million, nil, and nil in the fiscal years ended December 31, 2019, 2020 and 2021.

	For the fiscal year ended December 31
	2019		2020		2021
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues
	(In thousands, except for percentages)
Net revenues	97,770	100.0%	162,168	100.0%	202,209	31,731	100.0%
Cost of revenues	61,914	63.3%	98,521	60.8%	97,414	15,286	48.2%
Gross profit	35,856	36.7%	63,647	39.2%	104,795	16,445	51.8%
Operating expenses:
Research and development	11,817	12.1%	8,832	5.4%	11,802	1,852	5.8%
Sales and marketing	34,112	34.9%	53,500	33.0%	66,149	10,380	32.7%
General and administrative	81,924	83.8%	100,098	61.7%	93,256	14,634	46.1%
Impairment loss of intangible assets and other non-current assets	8,932	9.1%	3,121	1.9%	—	—	—
Provision for loan receivable and other receivables	17,431	17.8%	5,904	3.6%	—	—	—
Total operating expenses	154,216	157.7%	171,455	105.7%	171,207	26,866	84.7%
Other operating income, net	588	0.6%	330	0.2%	22	3	0.0%
Loss from continuing operations	(117,772)	(120.5)%	(107,478)	(66.3)%	(66,390)	(10,418)	(32.8)%
Gain (Loss) on disposal of subsidiaries and others	(8)	(0.0)%	(1,768)	(1.1)%	33,542	5,264	16.6%
Impairment loss of long-term investments	(26,815)	(27.4)%	(1,726)	(1.1)%	(6,000)	(942)	(3.0)%
Interest income, net of interest expenses	3,282	3.4%	1,172	0.7%	1,111	174	0.5%
Foreign currency exchange gains (losses), net	51	0.1%	(1,053)	(0.6)%	(213)	(33)	(0.1)%
Loss from continuing operations before income taxes	(141,262)	(144.5)%	(110,853)	(68.4)%	(37,950)	(5,955)	(18.8)%
Income tax benefit	(7,150)	(7.3)%	(10,268)	(6.3)%	(1,540)	(242)	(0.8)%
Loss from continuing operations, net of income taxes	(134,112)	(137.2)%	(100,585)	(62.0)%	(36,410)	(5,713)	(18.0)%
Gain from disposal of discontinued operations, net of income taxes	4,894	5.0%	—	—	—	—	—
Income from discontinued operations, net of income taxes	4,894	5.0%	—	—	—	—	—
Net loss	(129,218)	(132.2)%	(100,585)	(62.0)%	(36,410)	(5,713)	(18.0)%
Net loss attributable to ATA Creativity Global	(122,254)	(125.0)%	(92,198)	(56.9)%	(33,650)	(5,280)	(16.6)%

	For the fiscal year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Basic and diluted loss per common share	(2.52)	(1.57)	(0.57)	(0.09)

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

Net Revenues

Our total net revenues increased by RMB 40.0 million, or 24.7%, to RMB 202.2 million ($31.7 million) in the fiscal year ended December 31, 2021 from RMB 162.2 million in the fiscal year ended December 31, 2020, primarily due to RMB 38.2 million net revenue growth in the portfolio training services resulted from more services delivered during the year of 2021.

Cost of revenues

Our cost of revenues decreased by RMB1.1 million, or 1.1%, to RMB 97.4 million ($15.3 million) in the fiscal year ended December 31, 2021 from RMB 98.5 million in the fiscal year ended December 31, 2020, primarily because, as our progressive shift to project-based programs, we have improved the service delivery efficiencies of full-time teachers by restructuring their compensation and motivating them to use less credit hours for completing a project while continuing to maintain the quality of education and support for students.

Gross Profit

Our gross profit increased by RMB 41.2 million, or 64.8%, to RMB 104.8 million ($16.4 million) in the fiscal year ended December 31, 2021 from RMB 63.6 million in the fiscal year ended December 31, 2020. The increase was primarily contributed by improved operating efficiencies from the ongoing shift of ACG’s portfolio training program mix toward project-based programs and related cost optimization efforts.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB 6.8 million, or 6.8%, to RMB 93.3 million ($14.6 million) in the fiscal year ended December 31, 2021 from RMB 100.1 million in the fiscal year ended December 31, 2020, primarily due to improved operational efficiencies gained within the organization.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB 12.6 million, or 23.6%, to RMB 66.1 million ($10.4 million) in the fiscal year ended December 31, 2021 from RMB 53.5 million in the fiscal year ended December 31, 2020, primarily due to an RMB6.4 million increase in labor costs with increased headcount and an RMB6.2 million increase in marketing promotion expenses incurred as a response to increased market competition.

Research and Development Expenses. Our research and development expenses increased by RMB 3.0 million, or 34.1%, to RMB 11.8 million ($1.9 million) in the fiscal year ended December 31, 2021 from RMB 8.8 million in the fiscal year ended December 31, 2020, primarily due to expense associated with the development of our new sales management system and IT platforms.

Impairment Loss of Intangible Assets and Other Non-current Assets. We recorded a full impairment loss of intangible assets of RMB 3.1 million for the education assessment caseware of Muhua Shangce as no cash inflows are anticipated from this intangible asset as at the end of December 31, 2020. No such impairment loss was recorded in the fiscal year ended December 31, 2021.

Provision for Loan Receivable and Other Receivables. We recorded provision of RMB 5.9 million for loan receivable and other receivables due from Beijing Biztour in the fiscal year ended December 31, 2020 as we deem the likelihood of collecting the outstanding balance remote and reduced the balance to zero. No such provision was recorded in the fiscal year ended December 31, 2021.

Impairment Loss of Long-term Investments

Impairment loss of long-term investments increased by RMB 4.3 million or 252.9%, to RMB 6.0 million ($0.9 million) in the fiscal year ended December 31, 2021 from RMB 1.7 million in the fiscal year ended December 31, 2020. Impairment loss recorded in the fiscal year ended December 31, 2021 was associated with one of our strategic investments, which failed to meet the operation targets and encountered shortage of working capital resulted from continuous negative operating cash flows in the third quarter of 2021. Impairment loss recorded in the fiscal year ended December 31, 2020 was associated with two of our long-term investments, which experienced declines in results of operations caused by the COVID-19 pandemic and shortage of working capital resulted from continuous negative operating cash flows in the fiscal year ended December 31, 2020.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 1.1 million ($0.2 million) in the fiscal year ended December 31, 2021 from RMB 1.2 million in the fiscal year ended December 31, 2020, primarily due to decreased interest income derived from lower rate of return of interest on lower average cash balance compared with prior year period.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange loss of RMB 0.2 million ($33,432) in the fiscal year ended December 31, 2021, compared to a net loss of RMB 1.1 million in the fiscal year ended December 31, 2020.

Income Tax Benefit

Income tax benefit decreased by RMB 8.8 million, or 85.4% to RMB 1.5 million ($0.2 million) in the fiscal year ended December 31, 2021 from RMB 10.3 million in the fiscal year ended December 31, 2020, primarily due to the decrease of our loss before income taxes.

Income (Loss) from Continuing Operations, Net of Income Taxes

Loss from continuing operations, net of income taxes, for the fiscal year ended December 31, 2021, was RMB 36.4 million ($5.7 million), as compared to RMB 100.6 million in the prior year period.

Net Income (Loss)

As a result of the above factors, we had net loss of RMB 36.4 million ($5.7 million) in the fiscal year ended December 31, 2021, compared to net loss of RMB 100.6 million in the fiscal year ended December 31, 2020, improving by RMB 64.2 million, or 63.8%.

We had basic and diluted loss per common share of RMB 0.57 ($0.09) in the fiscal year ended December 31, 2021 compared to basic and diluted loss per common share of RMB 1.57 in the fiscal year ended December 31, 2020.

Fiscal Year Ended December 31, 2020 Compared to Fiscal Year Ended December 31, 2019

Net Revenues

Our total net revenues increased by RMB 64.4 million, or 65.9%, to RMB 162.2 million in the fiscal year ended December 31, 2020 from RMB 97.8 million in the fiscal year ended December 31, 2019, primarily due to the fact that net revenues of prior-year period included approximately five months of contributions from the Huanqiuyimeng business as the Company obtained the control of Huanqiuyimeng on August 6, 2019. Net revenues of RMB 158.7 million were contributed by Huanqiuyimeng business for the year ended December 31, 2020, out of which RMB 113.2 million was generated from our primary service line of portfolio training services, whereas net revenues of RMB 91.4 million were contributed by the Huanqiuyimeng business for the Partial Year 2019, out of which RMB 63.8 million was generated from our primary service line of portfolio training services.

Cost of revenues

Our cost of revenues increased by RMB 36.6 million, or 59.1%, to RMB 98.5 million in the fiscal year ended December 31, 2020 from RMB 61.9 million in the fiscal year ended December 31, 2019, primarily due to the same reason as stated above for net revenues. Costs of RMB 93.9 million related to the Huanqiuyimeng business for the year ended December 31, 2020, out of which RMB 71.7 million was incurred by our portfolio training services, whereas costs of RMB 56.1 million was related to the Huanqiuyimeng business for the Partial Year 2019, out of which RMB 40.4 million was incurred by our portfolio training services.

Gross Profit (Loss)

Our gross profit increased by RMB 27.7 million, or 77.5%, to RMB 63.6 million in the fiscal year ended December 31, 2020 from RMB 35.9 million in the fiscal year ended December 31, 2019. The increase was primarily because a full year operation from the Huanqiuyimeng business was included into our consolidated financial statements in the fiscal year ended December 31, 2020, compared with a partial year contribution from Huanqiuyimeng business being included into the consolidated financial statements in 2019 since the Acquisition Date.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses increased by RMB 18.2 million, or 22.2%, to RMB 100.1 million in the fiscal year ended December 31, 2020 from RMB 81.9 million in the fiscal year ended December 31, 2019, primarily due to general and administrative expenses of RMB 63.0 million incurred by Huanqiuyimeng for a full year 2020, compared with RMB 37.6 million incurred by Huanqiuyimeng for Partial Year 2019, which mainly consists of salaries and share-based compensation expenses paid to our administrative and management personnel, as well as other expenses including professional fees, office expenses and rental costs.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB 19.4 million, or 56.8%, to RMB 53.5 million in the fiscal year ended December 31, 2020 from RMB 34.1 million in the fiscal year ended December 31, 2019, primarily due to sales and marketing expenses of RMB 53.1 million incurred by Huanqiuyimeng for a full year 2020, compared with RMB 29.1 million incurred by Huanqiuyimeng for Partial Year 2019, which primarily consists of salaries, compensations, and performance-linked bonuses for our sales and marketing personnel, commission expenses for sales channels, online channel platform expenses as well as other sales expenses including meeting and conference expenses, advertising and promotion expenses, traveling and entertainment expenses, etc.

Research and Development Expenses. Our research and development expenses decreased by RMB 3.0 million, or 25.3%, to RMB 8.8 million in the fiscal year ended December 31, 2020 from RMB 11.8 million in the fiscal year ended December 31, 2019, primarily due to decrease in labor costs of RMB 2.5 million resulting from the reduction in head counts of the research and development department.

Impairment Loss of Intangible Assets and Other Non-current Assets. Impairment loss of intangible assets and other non-current assets decreased by RMB 5.8 million, or 65.1%, to RMB 3.1 million in the fiscal year ended December 31, 2020 from RMB 8.9 million in the fiscal year ended December 31, 2019. We recorded a full impairment loss of intangible assets of RMB 3.1 million for the education assessment caseware of Muhua Shangce as no cash inflows are anticipated from this intangible asset as at the end of December 31, 2020. Impairment loss of RMB 8.9 million was recorded for the software platform developed under Project Shuang Chuang (a software platform purchased from a third party for providing vocational assessment and training services that focuses on the innovation related competencies of college students) to reduce carrying amount of the relevant assets for this project to zero in the year ended December 31, 2019.

Provision for Loan Receivable and Other Receivables. We recorded provision of RMB 5.9 million and RMB 17.4 million for loan receivable and other receivables due from Beijing Biztour in the fiscal year ended December 31, 2020 and 2019 respectively. As of December 31, 2019, we assessed the collectability of the loan receivable and other receivables and used the fair value of real estate adjusted by the estimated costs to sell to measure impairment and recorded a provision of RMB 17.4 million for the year ended December 31, 2019. We deem the likelihood of collecting the outstanding balance remote and recorded an impairment of RMB 5.9 million to reduce the balance to zero for the year ended December 31, 2020.

Impairment Loss of Long-term Investments

Impairment loss of long-term investments decreased by RMB 25.1 million or 93.6%, to RMB 1.7 million in the fiscal year ended December 31, 2020 from RMB 26.8 million in the fiscal year ended December 31, 2019. Impairment loss of RMB 1.7 million recorded in the fiscal year ended December 31, 2020 was associated with two of our long-term investments, which encountered declines in results of operations caused by the COVID-19 pandemic and shortage of working capital resulted from continuous negative operating cash flows. The impairment loss of RMB 26.8 million recorded was related to two of our strategic investments, which failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows for the year ended December 31, 2019.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 1.2 million in the fiscal year ended December 31, 2020 from RMB 3.3 million in the fiscal year ended December 31, 2019, primarily due to decreased interest income derived from lower rate of return of interest on lower average cash balance compared with prior year period.

Foreign Currency Exchange Gains (Losses), Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange losses of RMB 1.1 million in the fiscal year ended December 31, 2020, compared to a net income of RMB 51,476 in the fiscal year ended December 31, 2019.

Income Tax Benefit

Income tax benefit increased by RMB 3.1 million, or 43.6% to RMB 10.3 million in the fiscal year ended December 31, 2020 from RMB 7.1 million in the fiscal year ended December 31, 2019. The income tax benefit recorded in both fiscal years was primarily related to effects of amortization of the difference between tax basis and accounting basis of the intangible assets and deferred revenues recorded in connection with Huanqiuyimeng Acquisition.

Income (Loss) from Continuing Operations, net of Income Taxes

Loss from continuing operations, net of income taxes, for the fiscal year ended December 31, 2020, was RMB 100.6 million, as compared to RMB 134.1 million in the prior year period.

Net Income (Loss)

As a result of the above factors, we had net loss of RMB 100.6 million in the fiscal year ended December 31, 2020, compared to net loss of RMB 129.2 million in the fiscal year ended December 31, 2019.

We had basic and diluted loss per common share of RMB 1.57 in the fiscal year ended December 31, 2020 compared to basic and diluted loss per common share of RMB 2.52 in the fiscal year ended December 31, 2019.

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Years Ended December 31, 2021, 2020, and 2019

We have financed our working capital and capital expenditure needs primarily through cash generated from operating activities and proceeds received from the Private Placement.

As of December 31, 2021, we had RMB 71.3 million ($11.2 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our present working capital requirements. Our current expansion plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts related international education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospectus — Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended December 31, 2019, 2020 and 2021:

	For the fiscal year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(In thousands)
Net cash used in operating activities	(57,876)	(27,874)	(31,834)	(4,995)
Net cash used in investing activities	(36,945)	(19,090)	(10,029)	(1,574)
Net cash provided by financing activities	57,566	6,303	828	130
Effect of foreign exchange rate changes on cash	867	(814)	(349)	(55)
Net decrease in cash	(36,388)	(41,475)	(41,384)	(6,494)
Cash and cash equivalents at beginning of the year	190,586	154,198	112,723	17,689
Cash and cash equivalents at end of the year	154,198	112,723	71,339	11,195

Operating Activities

Net cash used in operating activities was RMB 31.8 million ($5.0 million) in the fiscal year ended December 31, 2021, mainly attributable to cash collection from sales of RMB224.2 million, including RMB223.1 million from the Huanqiuyimeng operations and RMB1.1 million from other services (primarily from the K-12 education assessment services prepayment received), partially offset by cash paid for payroll and compensation expenses of RMB146.2 million and cash paid for other cost and operating expenses of RMB109.8 million.

Net cash used in operating activities was RMB 27.9 million in the fiscal year ended December 31, 2020, mainly attributable to cash collection from sales of RMB 209.8 million, including RMB 205.2 million from the Huanqiuyimeng operations and RMB 4.6 million from other services (primarily from the K-12 education assessment services income and rental income), partially offset by cash paid for payroll and compensation expenses of RMB 141.1 million and cash paid for other cost and operating expenses of RMB 96.6 million.

Net cash used in operating activities was RMB 57.9 million in the fiscal year ended December 31, 2019, mainly attributable to cash collection from sales of RMB 122.6 million, including RMB 112.0 million from the Huanqiuyimeng operations and RMB 10.6 million from other services (primarily from the K-12 education assessment services income and rental income), partially offset by cash paid for payroll and compensation expenses of RMB 84.0 million and cash paid for other cost and operating expenses of RMB 96.5 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2021 of RMB 10.0 million ($1.6 million) was primarily attributable to cash payment of RMB4.6 million to the prior minority shareholders of Huanqiuyimeng in connection with Huanqiuyimeng Acquisition, payments of RMB4.5 million in connection with renovation in various training centers and RMB 0.8 million cash disposed along with the dispose of K-12 education assessment business of Muhua Shangce.

Net cash used in investing activities in the fiscal year ended December 31, 2020 of RMB 19.1 million was primarily attributable to cash payment of RMB 15.0 million to the prior minority shareholders of Huanqiuyimeng in connection with Huanqiuyimeng Acquisition and payments of RMB 4.1 million in connection with renovation in various training centers.

Net cash used in investing activities in the fiscal year ended December 31, 2019 of RMB 36.9 million was primarily attributable to cash payment of RMB 34.7 million made in the Huanqiuyimeng Acquisition (less cash acquired), cash payment of RMB 1.3 million for purchasing property and equipment, cash payment of RMB 6.0 million invested in Xiaozhi, offset by RMB 4.9 million legal and consulting fee reimbursement received in the fiscal year ended December 31, 2019 associated with the sale of the ATA Online Business.

Financing Activities

Net cash provided by financing activities in the fiscal year ended December 31, 2021 of RMB 0.8 million ($0.1 million) was primarily attributable to cash received from short-term loan of RMB2.7 million, in association with the disposed K-12 education assessment business before its deconsolidation during the year of 2021, netting off by RMB2.0 million repayment of short-term loan by Huanqiuyimeng during the first quarter of 2021.

Net cash provided by financing activities in the fiscal year ended December 31, 2020 of RMB 6.3 million was primarily attributable to RMB 8.5 million proceeds received from the private placement and RMB 19.6 million received from the short-term loans, which was partially offset by repayments of RMB 17.8 million for the short-term loans and payment of RMB 4.0 million for the repurchase of our ADS from the open market.

Net cash provided by financing activities in the fiscal year ended December 31, 2019 of RMB 57.6 million was primarily attributable to RMB 61.7 million received from private placement and RMB 5.0 million capital increase of Muhua Shangce contributed by non-controlling shareholder, offset by RMB 9.0 million repayment of short-term loans assumed in connection with the Huanqiuyimeng Acquisition.

Indebtedness

As of April 26, 2022, we do not have any outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(In thousands)
Total capital expenditures	1,285	4,910	4,452	699

Historically, our capital expenditures have been made primarily for leasehold improvements, software, computer and office equipment.

Contractual Obligations

Our contractual obligations comprise operating lease commitments and other commitments. The following table sets forth our contractual obligations as of December 31, 2021:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands of RMB)
Operating Lease Obligations (1)	46,542	19,427	20,612	6,503	—

(1)

Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date of this annual report through July 2026 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

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

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries and the VIE is Renminbi. As of December 31, 2021, we had RMB 71.3 million ($11.2 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar and British Pound denominated referral fees paid by overseas schools, institutions and their admission agents as well as service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for research-based learning services, either denominated in U.S. dollars, British Pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 13 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities.

D. Trend Information

Other than as disclosed elsewhere in this annual report, including in “Item 3.D. Risk Factors”, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

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

Periods commencing January 1, 2020

In connection with the adoption of ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment as of January 1, 2020, the goodwill impairment test was simplified by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit's fair value. Goodwill is not amortized, but tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. In the qualitative assessment, we consider primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. When performing the annual impairment test, we have the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, we shall then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method. We adopted ASU 2017-04 on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

Since the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers, from January 1, 2018 using the modified retrospective method. In accordance with ASC 606, revenues were recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes).

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

For each performance obligation satisfied over time, revenues were recognized over time by measuring the progress toward complete satisfaction of that performance obligation, including:

•

Portfolio training services. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contracts with the students. Under project-based programs, the number of hours of trainings required to complete a project is not pre-determined and varies depending on the background and requirements of individual students. We reassess the total hours of training pursuant to each contract of project-based program with individual student on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.

•

Research-based learning services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which we expect to be entitled in exchange for those services.

•	Overseas study counselling services. Revenue is recognized over the service period on the basis of costs incurred to-date to the total estimated costs.
•

Other educational services. Revenue is recognized when control of promised services is transferred to customers in an amount of consideration to which we expect to be entitled to in exchange for those services.

•

Revenue from the disposed K-12 education assessment services and content development is recognized when we deliver the reports or developed content to customers, which is when the control over the report or the content has been transferred to customers.

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

Long-term Investments

In connection with the adoption of the ASC 321 Investment- Equity Security as of January 1, 2018, we have elected to apply the measurement alternative to measure the equity investments that do not have readily determinable fair values at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. We consider information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

We make a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period, and write down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity security without a readily determinable fair value is impaired, we include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes, or ASU 2019-12. ASU 2019-12 removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. We adopted the disclosure requirements of ASU 2019-12 on our consolidated financial statements on January 1, 2021. There was no material impact on our consolidated financial statements.

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

Name	Age	Position
Xiaofeng Ma	58	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	49	President and Director
Andrew Yan	64	Director
Hope Ni	49	Director
Alec Tsui	72	Director
Zhilei Tong	47	Director
Amy Tung	50	Chief Financial Officer

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

Andrew Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Resources Land Limited and China Southern Airlines Co Ltd and an independent director of 360 DigiTech, Inc. (former called 360 Finance, Inc.). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni is an independent director of ATA Creativity Global. Ms. Ni currently serves on the boards of Zhihu Inc. (NASDAQ: ZH), Digital China Holdings Ltd. (Stock code: 00861.HK), Cogobuy Group (listed on the Main Board of the Stock Exchange of Hong Kong), Ucloudlink Group Inc. (NASDAQ: UCL) and Acotec Scientific Holdings Limited (HKEX: 6699). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

Alec Tsui is an independent director on our board and has also served as director on the board of directors of ATA Online from July 2015 to August 2018. Mr. Tsui is currently an independent non-executive director of a number of companies listed in Hong Kong and on Nasdaq, including, COSCO Shipping International (Hong Kong) Co Ltd., Pacific Online Limited, Melco Resorts & Entertainment Limited, Hua Medicine and Brii Biosciences Limited. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from 2001 to 2002. He joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and became its chief executive in 1997. Prior to that, Mr. Tsui served at the Securities and Futures Commission of Hong Kong from 1989 to 1993. Mr. Tsui graduated from the University of Tennessee with a B.S. degree and a master’s degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University.

Zhilei Tong is a director of our board. Mr. Tong founded COL Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of COL Digital Publishing Group Co., Ltd. He is also the executive director of Jianshui Wenrui Enterprise Management Consulting Co., Ltd., the executive director and CEO of Beijing COL Culture Media Co., Ltd., the executive director and CEO of Beijing COL Education Technology Development Co., Limited, the executive director of Shanghai COL Culture Development Co., Ltd., the chairman of Hangzhou COL Information Technology Co., Ltd., the executive director of COL (Tianjin) Culture Development Co., Ltd., the chairman of COL (Tianjin) Culture and Education Industry Investment Management Co., Ltd., the executive director of Hubei COL Digital Publishing Co., Ltd., the executive director of Guangzhou Siyuetian Information Technology Co., Ltd., the executive director of Beijing Tangyuan and its partners Network Technology Co., Ltd., the executive director of COL Group Co., Limited, the executive director of Chinese Online Anti-Piracy Union Limited, the director of ATA Online (Beijing) Education Technology Co., Ltd., the chairman of Crazy Maple Studio, the director of Beijing Chinese Miracle Culture Technology Co., Ltd., the president of Asia America Multi-technology Association, the vice-chairman of China Audio-video and Digital Publishing Association, and the vice president of China Editorial Association. Mr. Tong received his bachelor’s degree from Tsinghua University and his IMBA degree from Tsinghua University.

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

B. Compensation

For the fiscal year ended December 31, 2021, we and our subsidiaries paid aggregate cash compensation of RMB7.1 million ($1.1 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan, in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool in each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2021, 8,674,396 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

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

The table below sets forth the share options issued and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share Options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Issuance	Vesting Start Date	Date of Expiration
Amy Tung	200,000	$0.578	November 6, 2018	November 6, 2018	November 5, 2028
Jun Zhang*	1,698,790	$1.2611	August 6, 2019	See note below	August 5, 2029

*One fourth (1/4) of the total number of common shares of the Company subject to the option of Jun Zhang have vested on April 1, 2022. The remaining three-quarters (3/4) of the common shares of the Company subject to the option shall vest with one-quarter (1/4) on each of the first, second and third anniversary of April 1, 2022 on the condition that specific performance target is achieved.

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

C. Board Practices

Duties of Directors

Under the Companies Act, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Yan and Jun Zhang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class A director Zhilei Tong was re-elected at our 2021 annual general meeting. Our class C directors Hope Ni and Alec Tsui will retire from office and will be eligible for re-election at our 2022 annual general meeting. Our chief executive officer, which currently is Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D. Employees

We had 768, 580 and 584 employees as of December 31, 2019, 2020 and 2021 in China, respectively, including 3 employees of the VIE as of December 31, 2021. As of December 31, 2021, we had 147 employees in teaching, 150 employees in teaching administration and affairs (among which there are 13 permanent employees focusing on research and curriculum development who are supplemented by professional art teachers), 182 employees in sales and marketing, 5 in research and development and 100 in general and administrative functions.

We use our share incentive plans as additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives.” We believe these initiatives have contributed to our ability to attract and retain talent.

As required by Chinese laws and regulations, we and the VIE participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We and the VIE make monthly payments to these plans in respect of each employee based on the employee’s compensation. We believe that we and the VIE maintain a good working relationship with our and the VIE’s employees and we and the VIE have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

According to our contracts with our and the VIE’s employees, our and the VIE’s employees are generally prohibited from engaging in any activities that compete with our business during the period of their employment and for two years after termination of their employment with us. Furthermore, all employees are prohibited, for a period of two years following termination, from soliciting other employees to leave us or the VIE and, for a period of five years following termination, from soliciting our existing clients. However, we and the VIE may have difficulty enforcing these non-competition and non-solicitation terms in China because the Chinese legal system, especially with respect to the enforcement of such terms, is still developing.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 22, 2022 by:

•	each person known to us to own beneficially more than 5% of common shares, and
•	each of our directors and executive officers.

	Common shares beneficially owned
	Number (1)	Percent (2)
Directors and Executive Officers:
Xiaofeng Ma(3)	25,160,508	39.8%
Andrew Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Amy Tung	*	*
Jun Zhang(4)	9,784,698	15.4%
Directors and Executive Officers Combined	36,655,548	57.5%
Principal Shareholders:
Joingear Limited(5)	18,427,074	29.2%
HSBC International Trustee Limited(6)	9,804,588	15.5%
Able Knight Development Limited(3)	4,998,988	7.9%
Alpha Advantage Global Limited(7)	4,717,100	7.5%
Jiangong Zhao(7)	4,717,100	7.5%
Arts Consulting Limited(8)	9,360,000	14.8%
CL-TCC(9)	5,662,634	9.0%
Pengjian Shi(9)	5,662,634	9.0%
TCC Management Limited(9)	5,662,634	9.0%

* Beneficially owns less than 1% of our common shares.

(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 22, 2022.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 22, 2022. The total number of our common shares outstanding as of April 22, 2022 is 63,197,176.

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

(4)

Includes 9,360,000 common shares held by Arts Consulting Limited, or ArtsCL, which is a British Virgin Islands company. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of ArtsCL. The business address of ArtsCL is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. If Jun Zhang violates his non-compete obligation owned to the Company, the Company may require ArtsCL to either return 75% of the 9,360,000 common shares, or pay to the Company an amount equal to the valuation of 75% of such common shares if such common shares have been sold, calculated using the per share price of our common shares on August 6, 2019.

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

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and “Item 6.D. Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of April 22, 2022, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in, among other things, Internet content provision related business which requires ICP license. Due to these restrictions, we set up contractual arrangements with the VIE to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments. For a description of these contractual arrangements, see “Item 4.A. Information on the Company — History and Development of the Company — Contractual Arrangements with the VIE.”

Purchase of IT System Consulting Service, Office Sharing Service and System Development and Data Services from an Affiliate Company

Huanqiuyimeng has purchased consulting services relating to IT system from an affiliate company, ApplySquare Education & Technology Co., Ltd. (“Applysquare”) in October 2021. The expense recorded for the year ended December 31, 2021 was RMB 50,913.

In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare in launching a co-operation project with ApplySquare to explore solution for potential common customers with a term from October 16, 2021 to October 15, 2022. Expenses of RMB 275,967 was recorded for the year ended December 31, 2021 in accordance with the agreement term.

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services.

Purchase of Online Education Platform Services from an Affiliate Company

Huanqiuyimeng has subscribed services of online educational platform provided by an affiliate company, EEO Empower Education Online Co., Ltd. (“EEO”), to support its online delivery of credit hours and other relevant services from January to June 2020. Cost of revenues in the amount of RMB 115,968 was recognized for the services purchased during the period.

Muhua Shangce’s Loans and Guarantees

Amounts Due to a Related Party

The CEO, director and shareholder of the Company, Mr. Xiaofeng Ma has offered interest-free personal funding support of RMB 431,000 and RMB 200,000 on March 5 and March 30, 2020 respectively to Muhua Shangce, a then majority owned subsidiary of the Company, to support its operational cash needs during COVID-19, which became due in September 2020 and was extended for one year to September 2021. The outstanding balance was RMB 631,000 as of December 31, 2020. Muhua Shangce was disposed of in June 2021 and the related balance was derecognized from the Company’s consolidated financial statements.

Joint Liability Guarantee Provided by a Related Party

Muhua Shangce has borrowed RMB 3.0 million from a third-party company at an annual interest rate of 4.35% in April 2020, for which the Company’s CEO and Director, Mr. Xiaofeng Ma, has provided a joint liability guarantee. Muhua Shangce was disposed of in June 2021 and the related balance was derecognized from the Company’s consolidated financial statements.

Amounts Due to a Company Controlled by a Related Party

In November 2020 and May 2021, a partnership controlled by the Company’s CEO and Director, Mr. Xiaofeng Ma, provided a ten-month interest-free loan of RMB 500,000 and a fourteen-month interest free loan of RMB 700,000 to Muhua Shangce respectively. The outstanding balance was RMB500,000 as of December 31, 2020. Muhua Shangce was disposed of in June 2021 and the related balance of RMB1,200,000 before the disposal was derecognized from the Company’s consolidated financial statements.

Expenses Paid to a Related Company on Behalf of Huanqiuyimeng

From January 1, 2020 to May 14, 2020, before Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”) became a wholly owned subsidiary of the Company, Huanqiuyimeng prepaid RMB 672,254 to Shanghai Aixue, a company previously owned by president Mr. Jun Zhang and one of our employees, and Shanghai Aixue paid a total of RMB 483,902 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng.

From the Acquisition Date to December 31, 2019, Huanqiuyimeng prepaid RMB 1,038,494 to Shanghai Aixue, and Shanghai Aixue paid a total of RMB 1,037,126 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng. As of December 31, 2019, the outstanding balance was RMB 1,368 due from Shanghai Aixue, which is unsecured, interest free and repayable on demand.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are included at the end of this annual report.

Legal Proceedings

1. Beijing Litigation

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to a lawsuit filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business (for details of the sale of the ATA Online Business, see “Item 4.A. Information on the Company — History and Development of the Company”). The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

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

2. Ningbo Litigation (such case has been transferred to Beijing Intermediate Court)

In March 2020, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Mr. Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s director Zhilei Tong, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma, the entities controlled by the management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (iii) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RMB 15.0 million and other litigation costs.

The case was transferred by the Ningbo City Intermediate People’s Court to Beijing Intermediate Court for further proceeding. As of the date of this annual report, the case has not yet been heard.

While we do not believe the allegations of the plaintiffs have any merit and intend to vigorously defend against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. For risks and uncertainties relating to pending lawsuits against us, please see “Item 3.D. Risk Factors — Risks Relating to Our ADSs — We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Other than the aforementioned lawsuits, we and the VIE are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we and the VIE may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The Company has not made any dividends or distributions to its shareholders for the fiscal years ended December 31, 2019, 2020 and 2021. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Under China’s EIT Law and its implementation rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares,” and “Item 10.E. Additional Information — Taxation — People’s Republic of China Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we and the VIE have not experienced any significant changes since the date of our audited financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Price Range of Our ADSs

Our ADSs are listed for trading on Nasdaq under the symbol “AACG.”

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

C. Material Contracts

We and the VIE have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands. The discussion below addresses the exchange controls that exist in the PRC.

Regulation of Foreign Exchange

The PRC government imposes restrictions on the convertibility of the Renminbi and on the collection and use of foreign currency by Chinese entities. Under current regulations, the Renminbi is convertible for current account transactions, which include dividend distributions, interest payments, and the import and export of goods and services. Conversion of Renminbi into foreign currency and foreign currency into Renminbi for capital account transactions, such as direct investment, portfolio investment and loans, however, generally requires the approval of or registration or filing with SAFE or its authorized banks and other relevant Chinese governmental authorities.

Under current Chinese regulations, FIEs such as our PRC subsidiaries are required to apply to banks authorized by SAFE for foreign exchange registration. With such foreign exchange registration, an FIE may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. FIEs are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions. In addition, there are restrictions on the amount of foreign currency that FIEs may retain in such accounts. See also “Item 4.B. Information on the Company — Business Overview — Regulation.”

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals.

Dividend Distributions

We are not a Chinese operating company but a Cayman Islands holding company with operations conducted through our subsidiaries and through contractual arrangements with the VIE based in China.  As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP.  Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital.  Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.  For the year ended December 31, 2021, our PRC subsidiaries allocated RMB25.7 million ($4.0 million) to the general reserve fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under Chinese law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE.  The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements.  See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, both of which became effective on January 1, 2008. The EIT Law was subsequently amended in 2017 and 2018 and its Implementing Rules was subsequently amended in 2019. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and, pursuant to Circular of the MOF and the SAT on Some Policy Issues regarding Personal Income Tax (Cai Shui Zi [1994] No. 020), the dividend and bonus incomes received by individual aliens from the FIEs are temporarily exempted from individual income tax and hence, the dividends we pay to our non-PRC individual shareholders may be qualified to enjoy the individual income tax exemption if certain conditions are met; otherwise, a potential 20% individual income tax may be applied on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008 and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

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

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date of this annual report. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and common shares and the nature of our business over time. Finally, this discussion is based in part upon the representation of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Dividends on ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs or common shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate of taxation. A non-U.S. corporation (other than passive foreign investment corporation) is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on Nasdaq, but not our common shares, will be readily tradable on an established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, that you receive from us.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as Nasdaq. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would be taxed as ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and therefore, you will not be able to make or maintain such an election with respect to your ADSs or common shares.

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

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of Renminbi against the U.S. dollar depreciated approximately 1.6% in 2019, appreciated approximately 6.8% in 2020 and appreciated approximately 2.3% in 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. Primarily as a result of the appreciation of the Renminbi against the U.S. dollar, the translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, Xing Wei and ACGIGL to Renminbi during consolidation resulted in translation losses of RMB 135,125 ($21,204) which we recognized as a component of other comprehensive loss for the fiscal year ended December 31, 2021. If the Renminbi against U.S. dollar as of December 31, 2021 had appreciated by 10% from 6.3757 to 5.7961 as of December 31, 2021, the other comprehensive loss would have increased by RMB 831,510 ($130,482). Further, we recognized a net foreign currency exchange loss of RMB 213,741 ($33,541) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2021 by 10% from 6.3757 to 5.7961 as of December 31, 2021, our foreign currency exchange loss would have decreased by RMB 18,117 ($2,843).

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.9%, 2.5% and 0.9% in the years 2019, 2020 and 2021, respectively. In February 2022, the year-over-year change in China’s consumer price index was 0.9%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $110,551 during the fiscal year ended December 31, 2021.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the internal control over financial reporting was effective as of December 31, 2021 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

	For the fiscal year ended
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
Audit fees(1)	4,337,146	4,769,329	748,412
Audit-related fees(2)	1,510,875	1,586,419	248,944

(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2020 and 2021 were limited procedures performed in relation to our quarterly financial information.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

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

•

Nasdaq Stock Market Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval for issuance of securities in connection with acquisitions under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.

•

Nasdaq Stock Market Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for establishment or material amendments to equity compensation plans. None of the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan requires shareholder approval for material amendments to the plan or awards granted under the plan, including without limitation increasing the number of share awards that may be issued under the plan or the repricing of outstanding options.

•

Nasdaq Stock Market Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval for sale, issuance or potential issuance of securities in private placements under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for sale, issuance or potential issuance of securities in private placements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.6

Share Purchase Agreement among the Registrant, ATA Testing Authority (Holdings) Limited, Xing Wei Institute (Hong Kong) Limited, ATA Learning (Beijing) Inc., Delta Horizon Limited, Alpha Metric Horizon Limited, New Beauty Holdings Limited, Xiaofeng Ma and other parties listed therein, dated February 6, 2018 (10)

4.7	Loan Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (11)

4.8	Equity Transfer Agreement between Haichang Xiong and Jun Zhang, dated August 12, 2020 (12)

4.9	Loan Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018 (13)

4.10	Loan Agreement between ATA Education Technology (Beijing) Limited and Jun Zhang, dated August 12, 2020 (14)

4.11	Call Option and Cooperation Agreement among ATA Testing Authority (Beijing) Limited, Xiaofeng Ma, Haichang Xiong and ATA Intelligent Learning (Beijing) Technology Limited, dated March 15, 2018 (15)

4.12	Call Option and Cooperation Agreement among ATA Education Technology (Beijing) Limited, Xiaofeng Ma, Jun Zhang and ATA Intelligent Learning (Beijing) Technology Limited, dated August 12, 2020 (16)

4.13	Exclusive Technical Consulting and Services Agreement between ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (17)

4.14	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (18)

4.15	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Haichang Xiong, dated March 15, 2018 (19)

4.16	Equity Interest Pledge Agreement between ATA Education Technology (Beijing) Limited and Jun Zhang, dated August 12, 2020 (20)

4.17	Power of Attorney by Xiaofeng Ma in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (21)

4.18	Power of Attorney by Haichang Xiong in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (22)

4.19	Power of Attorney by Jun Zhang in favor of ATA Education Technology (Beijing) Limited, dated August 12, 2020 (23)

4.20

Supplementary Agreement to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated March 19, 2019 (24)

4.21

Supplementary Agreement II to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated April 20, 2019 (25)

4.22

Deed of Assignment among Ningbo Meishan Bonded Port Area Maikaiwen Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Zhenming Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Xinyi Equity Investment Management Partnership (LP), Ningbo Meishan Bonded Port Area Qixin Equity Investment Management Partnership (LP), ZHUHAI LIHONGHUAYING EQUITY INVESTMENT PARTNERSHIP (LP), New Beauty Holdings Limited, Xiaofeng Ma, the Registrant, ATA Testing Authority (Holdings) Limited and ATA Learning (Beijing) Inc., dated June 27, 2018 (26)

4.23

Equity Transfer Agreement among the Registrant, Arts Consulting Limited, ACG International Group Limited, Beijing Huanqiuyimeng Education Consultation Corp., Jun Zhang, and Rui Deng, dated June 28, 2019 (27)

4.24	Consent Letter by Arts Consulting Limited, Jun Zhang and Rui Deng in favor of the Registrant, dated August 6, 2019 (28)

4.25	Letter by the Registrant in favor of Arts Consulting Limited, Jun Zhang and Rui Deng dated December 30, 2019 (29)

4.26	Subscription Agreement between the Registrant and CL-TCC, dated December 15, 2019 (30)

4.27	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (31)

8.1*	List of Subsidiaries

11.1	Code of Conduct (32)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Jincheng Tongda & Neal Law Firm

15.3*	Opinion of Jincheng Tongda & Neal Law Firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2020.

(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.

(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.

(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674) filed with the Securities and Exchange Commission on January 24, 2017.

(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(10)	Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on February 6, 2018.

(11)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(12)	Incorporated by reference to Exhibit 4.9 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.

(13)	Incorporated by reference to Exhibit 4.19 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 12, 2018.

(14)	Incorporated by reference to Exhibit 4.11 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.

(15)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(16)	Incorporated by reference to Exhibit 4.13 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.

(17)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(18)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(19)	Incorporated by reference to Exhibit 4.23 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(20)	Incorporated by reference to Exhibit 4.17 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 13, 2021.

(21)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(22)	Incorporated by reference to Exhibit 4.25 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.

(23)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 13, 2021.

(24)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(25)	Incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.

(26)	Incorporated by reference to Exhibit 10.1 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on June 27, 2018.

(27)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on June 28, 2019.

(28)	Incorporated by reference to Exhibit 99.3 to Jun Zhang’s Report on Schedule 13-D (File No. 001-83689) filed with the SEC on August 15, 2019.

(29)	Incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.

(30)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.

(31)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.

(32)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Amy Tung
Name:	Amy Tung
Title:	Chief Financial Officer

Date: April 26, 2022

ATA Creativity Global

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ATA Creativity Global:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Valuation of goodwill

As discussed in Note 9 to the consolidated financial statements, the Company has RMB 194,754,963 of goodwill as of December 31, 2021. The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models.

We identified the valuation of goodwill as a critical audit matter. The forecasted revenue growth rates, forecasted operating margins and the discount rates used to estimate the fair values of the reporting units were challenging to test as they represented subjective determinations of future market and economic conditions that were sensitive to variation. Additionally, the audit efforts associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of an internal control over the Company’s process to assess the valuation of goodwill, including the determination of forecasted revenue growth rates, forecasted operating margins and discount rates used to estimate the fair values of the reporting units. We assessed the Company’s ability to accurately forecast revenue growth rates and operating margins by comparing the reporting units’ historical forecast on revenue growth rates and operating margins to actual results. We compared the reporting units’ forecasted revenue growth rates and operating margins to historical results of the Company and forecasted revenue growth rates and operating margins of comparable companies using publicly available industry data. We performed sensitivity analysis over the forecasted revenue growth rates, forecasted operating margins and the discount rates to assess their impact on the Company’s impairment assessment. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates by comparing them against discount rates that were independently developed using publicly available industry data and comparable companies’ information.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Beijing, China

April 26, 2022

ATA CREATIVITY GLOBAL

Consolidated Balance Sheets

	Note	December 31, 2020	December 31, 2021	December 31, 2021
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	(1)	112,723,433	71,339,361	11,194,702
Accounts receivable, net		2,245,194	938,189	147,222
Prepaid expenses and other current assets	(4)	5,970,973	3,129,600	491,103
Total current assets		120,939,600	75,407,150	11,833,027
Long-term investments	(6)	44,000,000	38,000,000	5,963,029
Property and equipment, net	(8)	38,119,216	36,503,984	5,728,272
Intangible assets, net	(9)	110,586,111	93,352,778	14,649,088
Goodwill	(9)	194,754,963	194,754,963	30,561,304
Other non-current assets		22,950,264	26,739,026	4,195,937
Right-of-use assets	(10)	41,779,086	42,417,409	6,656,217
Deferred income tax assets	(14)	2,491,792	—	—
Total assets		575,621,032	507,175,310	79,586,874
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to the Company of RMB 71,562 and RMB124,089 as of December 31, 2020 and 2021, respectively)	(12)	47,020,182	48,174,095	7,559,567
Short-term loans	(11)	6,801,000	—	—
Payable for business acquisition (including payable for business acquisition of the consolidated VIE without recourse to the Company of RMB4,642,082 and nil as of December 31, 2020 and 2021, respectively)	(3)	4,642,082	—	—
Lease liabilities-current	(10)	16,972,187	17,351,427	2,722,818
Deferred revenues	(13)	199,448,112	202,453,092	31,769,308
Total current liabilities		274,883,563	267,978,614	42,051,693
Lease liabilities-non-current	(10)	24,005,765	23,365,840	3,666,610
Deferred income tax liabilities	(14)	28,985,472	24,931,322	3,912,268
Total liabilities		327,874,800	316,275,776	49,630,571
Mezzanine equity-redeemable non-controlling interests	(15)	48,498,368	—	—
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 63,889,448 and 63,832,534 shares as of December 31, 2020 and 2021, respectively
Outstanding: 62,701,002 and 62,753,840 shares as of December 31, 2020 and 2021		4,716,675	4,720,147	740,694
Treasury shares—585,358 common shares as of December 31, 2020 and 2021, at cost		(11,625,924)	(9,818,754)	(1,540,777)
Additional paid-in capital		541,272,503	540,583,564	84,829,358
Accumulated other comprehensive loss		(37,424,722)	(37,559,847)	(5,893,960)
Accumulated deficit		(298,533,669)	(310,156,018)	(48,670,247)
Total shareholders’ equity attributable to ATA Creativity Global		198,404,863	187,769,092	29,465,068
Non-redeemable non-controlling interests		843,001	3,130,442	491,235
Total shareholders’ equity		199,247,864	190,899,534	29,956,303
Commitments and contingencies	(21)	—	—	—
Total liabilities, mezzanine equity and shareholders’ equity		575,621,032	507,175,310	79,586,874

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	USD
Net revenues	(13)	97,770,167	162,167,547	202,209,465	31,731,078
Cost of revenues		61,914,502	98,521,027	97,413,915	15,286,369
Gross profit		35,855,665	63,646,520	104,795,550	16,444,709
Operating expenses:
Research and development		11,817,255	8,832,488	11,801,545	1,851,920
Sales and marketing		34,112,212	53,500,051	66,149,460	10,380,294
General and administrative		81,923,516	100,097,849	93,256,046	14,633,909
Impairment loss of intangible assets and other non-current assets	(9)	8,932,439	3,120,425	—	—
Provision for loan receivable and other receivables	(5)	17,430,825	5,904,305	—	—
Total operating expenses		154,216,247	171,455,118	171,207,051	26,866,123
Other operating income, net		588,147	330,224	22,018	3,455
Loss from continuing operations		(117,772,435)	(107,478,374)	(66,389,483)	(10,417,959)
Other income (loss):
Gain (loss) on disposal of subsidiaries and others		(7,850)	(1,767,800)	33,542,154	5,263,496
Impairment loss of long-term investments	(6)	(26,814,507)	(1,726,391)	(6,000,000)	(941,531)
Interest income, net of interest expenses		3,281,701	1,171,837	1,110,681	174,290
Foreign currency exchange gains (losses), net		51,476	(1,052,856)	(213,046)	(33,432)
Total other income (loss), net		(23,489,180)	(3,375,210)	28,439,789	4,462,823
Loss from continuing operations before income taxes		(141,261,615)	(110,853,584)	(37,949,694)	(5,955,136)
Income tax benefit	(14)	(7,149,119)	(10,268,836)	(1,539,577)	(241,593)
Loss from continuing operations, net of income taxes		(134,112,496)	(100,584,748)	(36,410,117)	(5,713,543)
Discontinued operations:	(24)
Gain from disposal of discontinued operations, net of income taxes		4,894,197	—	—	—
Income from discontinued operations, net of income taxes		4,894,197	—	—	—
Net loss		(129,218,299)	(100,584,748)	(36,410,117)	(5,713,543)
Net loss attributable to redeemable non-controlling interests from continuing operations	(15)	(2,820,682)	(2,582,632)	(714,121)	(112,061)
Net loss attributable to non-redeemable non-controlling interests from continuing operations		(4,143,628)	(5,804,084)	(2,046,403)	(321,125)
Net loss attributable to ATA Creativity Global		(122,253,989)	(92,198,032)	(33,649,593)	(5,280,357)
Net loss from continuing operations attributable to ATA Creativity Global		(127,148,186)	(92,198,032)	(33,649,593)	(5,280,357)
Net income from discontinued operations attributable to ATA Creativity Global		4,894,197	—	—	—
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		810,197	53,445	(135,125)	(21,204)
Total other comprehensive income (loss)		810,197	53,445	(135,125)	(21,204)
Comprehensive loss		(128,408,102)	(100,531,303)	(36,545,242)	(5,734,747)
Comprehensive loss attributable to redeemable non-controlling interests from continuing operations	(15)	(2,820,682)	(2,582,632)	(714,121)	(112,061)
Comprehensive loss attributable to non-redeemable non-controlling interests from continuing operations		(4,143,628)	(5,804,084)	(2,046,403)	(321,125)
Comprehensive loss attributable to ATA Creativity Global		(121,443,792)	(92,144,587)	(33,784,718)	(5,301,561)
Basic and diluted losses per common share
attributable to ATA Creativity Global	(23)	(2.52)	(1.57)	(0.57)	(0.09)
Basic and diluted losses from continuing operations per common share attributable to ATA Creativity Global	(23)	(2.62)	(1.57)	(0.57)	(0.09)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Creativity Global	(23)	0.10	—	—	—

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Changes in Equity

	Common shares
	Number of Outstanding shares	Amount	Treasury Shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity attributable to ATA Creativity Global	Non- redeemable non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	45,796,886	3,534,871	(27,737,073)	410,195,990	(38,288,364)	(71,888,585)	275,816,839	367,398	276,184,237
Net loss	—	—	—	—	—	(122,253,989)	(122,253,989)	(4,143,628)	(126,397,617)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	810,197	—	810,197	—	810,197
Share-based compensation	—	—	—	4,809,454	—	—	4,809,454	—	4,809,454
Issuance of common shares with net-settlement of employee individual income tax	1,537,558	103,697	—	(230,420)	—	—	(126,723)	—	(126,723)
Issuance of common shares for acquisition of Huanqiuyimeng (Note 3)	9,360,000	656,997	—	76,211,666	—	—	76,868,663	—	76,868,663
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(6,008,491)	(6,008,491)	—	(6,008,491)
Issuance of common shares upon private placement	5,662,634	396,747	—	69,827,376	—	—	70,224,123	—	70,224,123
Non-redeemable non-controlling interests resulting from acquisition of Huanqiuyimeng (Note 3)	—	—	—	—	—	—	—	6,771,349	6,771,349
Capital contributed by non-redeemable non-controlling interests (Note 15)	—	—	—	—	—	—	—	2,500,000	2,500,000
Balance as of December 31, 2019	62,357,078	4,692,312	(27,737,073)	560,814,066	(37,478,167)	(200,151,065)	300,140,073	5,495,119	305,635,192
Net loss	—	—	—	—	—	(92,198,032)	(92,198,032)	(5,804,084)	(98,002,116)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	53,445	—	53,445	—	53,445
Share-based compensation	—	—	—	1,776,783	—	—	1,776,783	—	1,776,783
Issuance of common shares with net-settlement of employee individual income tax	343,924	24,363	—	(58,170)	—	—	(33,807)	—	(33,807)
Repurchase of common shares (Note 18)	—	—	(4,003,530)	—	—	—	(4,003,530)	—	(4,003,530)
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(6,184,572)	(6,184,572)	—	(6,184,572)
Acquisition of non-redeemable non-controlling interests	—	—	—	(1,145,497)	—	—	(1,145,497)	1,145,497	—
Disposal of subsidiaries	—	—	—		—	—	—	6,469	6,469
Settlement of vested share options and vested shares using treasury shares	—	—	20,114,679	(20,114,679)	—	—	—	—	—
Balance as of December 31, 2020	62,701,002	4,716,675	(11,625,924)	541,272,503	(37,424,722)	(298,533,669)	198,404,863	843,001	199,247,864
Net loss	—	—	—	—	—	(33,649,593)	(33,649,593)	(2,046,403)	(35,695,996)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(135,125)	—	(135,125)	—	(135,125)
Share-based compensation	—	—	—	1,039,972	—	—	1,039,972	—	1,039,972
Issuance of common shares with net-settlement of employee individual income tax	52,838	3,472	—	(118,201)	—	—	(114,729)	—	(114,729)
Exercise of share options	—	—	—	232,245	—	—	232,245	—	232,245
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(2,283,089)	(2,283,089)	—	(2,283,089)
Acquisition of non-redeemable non-controlling interests	—	—	—	(35,785)	—	—	(35,785)	(89,215)	(125,000)
Disposal of subsidiaries	—	—	—	—	—	24,310,333	24,310,333	4,423,059	28,733,392
Settlement of vested share options and vested shares using treasury shares	—	—	1,807,170	(1,807,170)	—	—	—	—	—
Balance as of December 31, 2021	62,753,840	4,720,147	(9,818,754)	540,583,564	(37,559,847)	(310,156,018)	187,769,092	3,130,442	190,899,534
Balance as of December 31, 2021-USD		740,694	(1,540,777)	84,829,358	(5,893,960)	(48,670,247)	29,465,068	491,235	29,956,303

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(129,218,299)	(100,584,748)	(36,410,117)	(5,713,543)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from disposal of discontinued operations	(4,894,197)	—	—	—
Depreciation and amortization	17,545,060	29,913,815	23,025,480	3,613,200
Loss from disposal of property and equipment	—	87,991	24,380	3,826
Share-based compensation	4,809,454	1,776,783	1,039,972	163,194
Deferred income tax benefit	(8,054,197)	(10,283,238)	(1,562,358)	(245,168)
Loss (gain) on disposal of subsidiaries and others	7,850	1,767,800	(33,542,154)	(5,263,496)
Impairment loss of long-term investments	26,814,507	1,726,391	6,000,000	941,531
Provision for loan receivable and other receivables	17,430,825	5,904,305	—	—
Impairment loss of intangible assets and other non-current assets	8,932,439	3,120,425	—	—
Foreign currency exchange loss (gain)	(56,630)	1,050,043	213,741	33,541
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	225,192	(2,030,603)	1,245,142	195,390
Prepaid expenses and other current assets	(3,615,775)	12,866,352	675,236	105,959
Other non-current assets	(10,066,863)	(6,552,514)	(3,788,762)	(594,539)
Income tax payable	679,961	(571,474)	(85,707)	(13,449)
Accrued expenses and other payables	14,737,959	1,678,155	4,532,885	711,309
Deferred revenues	6,846,155	32,257,157	6,798,577	1,066,845
Net cash used in operating activities	(57,876,559)	(27,873,360)	(31,833,685)	(4,995,400)
Cash flows from investing activities:
Cash paid for property and equipment	(1,284,816)	(4,910,407)	(4,451,589)	(698,551)
Cash receipt from property and equipment disposal	—	37,441	22,490	3,529
Payment for acquisition of a subsidiary, less cash acquired (Note 3)	(34,554,702)	(15,000,000)	(4,642,082)	(728,444)
Proceeds from acquisition of a subsidiary, less cash paid	—	287,801	—	—
Cash paid for long-term investments (Note 6)	(6,000,000)	—	—	—
Proceeds from disposal of subsidiaries and others, less cash disposed	—	494,737	(832,811)	(130,686)
Proceeds from disposal of discontinued operations (Note 24)	4,894,197	—	—	—
Cash paid for acquisition of non-redeemable non-controlling interests	—	—	(125,000)	(19,615)
Net cash used in investing activities	(36,945,321)	(19,090,428)	(10,028,992)	(1,573,767)
Cash flows from financing activities:
Cash paid for employee individual income tax for net- settlement of vested shares	(126,723)	(33,807)	(114,729)	(18,003)
Cash contributed by non-controlling interest holder of Muhua Shangce (Note 15)	5,000,000	—	—	—
Cash received from short-term loans (Note 11)	—	19,618,000	2,710,000	425,258
Repayment of short-term loans (Note 11)	(9,000,000)	(17,808,000)	(2,000,000)	(313,844)
Cash received upon repayment of loan to a nominee shareholder of ATA Intelligent Learning (Note 1)	—	5,000,000	—	—
Cash paid for issuance loan to a nominee shareholder of ATA Intelligent Learning (Note 1)	—	(5,000,000)	—	—
Cash received upon private placement (Note 18)	61,693,192	8,530,931	—	—
Cash paid for repurchase of common shares (Note 18)	—	(4,003,530)	—	—
Cash received for exercise of share options	—	—	232,245	36,444
Net cash provided by financing activities	57,566,469	6,303,594	827,516	129,855

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Effect of foreign exchange rate changes on cash	866,827	(814,131)	(348,911)	(54,752)
Net decrease in cash and cash equivalents	(36,388,584)	(41,474,325)	(41,384,072)	(6,494,064)
Cash and cash equivalents at beginning of year	190,586,342	154,197,758	112,723,433	17,688,766
Cash and cash equivalents at end of year	154,197,758	112,723,433	71,339,361	11,194,702
Supplemental disclosures of cash flow information:
Cash paid for income tax	209,697	114,003	154,379	24,225
Cash refunded for income tax	—	(2,869,042)	(5,316)	(834)
Cash paid for interest expenses	231,722	208,220	25,278	3,967
Non-cash investing and financing activities:
Issuance of common shares as the consideration of Huanqiuyimeng Acquisition	76,868,663	—	—	—
Acquisition of non-redeemable non-controlling interests	—	1,145,497	—	—
Consideration payable for business acquisition	19,642,082	—	—	—
Disposal of net liabilities of Muhua Shangce, excluding cash	—	—	13,041,021	2,046,421

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

Description of Business and Organization

ATA Creativity Global (the “Company” or “ACG”, formerly known as ATA Inc.), through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiary (collectively referred to as the “Group”), offers a range of educational services consisting primarily of portfolio training service, research-based learning service, overseas study counselling service and other educational services primarily to individual students through its training center network in the People’s Republic of China.

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

VIE Agreements

PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing ICP services in the PRC, including having ownership of entities engaged in providing such services. ATA Intelligent Learning (Beijing) Technology Limited (“ATA Intelligent Learning” or “VIE”) is engaged to provide, but not limited to, ICP services, such as providing online trainings and platforms in PRC. The Company has no legal ownership interest in ATA Intelligent Learning. The legal ownership interests of ATA Intelligent Learning are 90% owned by Mr. Xiaofeng Ma, the chairman of the board and chief executive officer of the Company, and 10% owned by Mr. Haichang Xiong, general counsel of the Company prior to August 12, 2020 and by Mr. Jun Zhang, president and director of the Company effective from August 12, 2020. Mr. Ma, Mr. Xiong and Mr. Zhang are PRC citizens. All individuals are nominee shareholders of ATA Intelligent Learning and holding their equity interests on behalf of the Company. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement and a power of attorney (collectively, the “VIE Agreements”) among ATA Education Technology (Beijing) Limited (“ATA Education”), ATA Intelligent Learning, and their nominee shareholders, the nominee shareholders of ATA Intelligent Learning have granted all their legal rights including voting rights and disposition rights of their equity interests in ATA Intelligent Learning to ATA Education. The nominee shareholders of ATA Intelligent Learning do not participate significantly in income and loss and do not have the power to direct the activities of ATA Intelligent Learning that most significantly impact its economic performance. Accordingly, ATA Intelligent Learning is considered a variable interest entity. The Company entered into the VIE Agreements to preserve the flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments.

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

The key terms of these VIE Agreements are as follows:

Loan agreements: ATA Education lent to ATA Intelligent Learning’s nominee shareholders, Mr. Xiaofeng Ma, Mr. Haichang Xiong and Mr. Jun Zhang, interest free loans in the amount of RMB 10.0 million, out of which RMB 1.0 million and RMB 9.0 million were stipulated to lend on March 15, 2018 and December 28, 2018, respectively, for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. The nominee shareholders of ATA Intelligent Learning can only repay the loans by transferring all of their legal ownership interest in ATA Intelligent Learning to ATA Education or to a party designated by ATA Education. The nominee shareholders of ATA Intelligent Learning are required to pay to ATA Education all dividends received from ATA Intelligent Learning. In the event that the nominee shareholders of ATA Intelligent Learning transfer their equity interests to the ATA Education or its designee at a price equivalent to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loan, the excess amount will be paid to ATA Education as loan interest. The initial terms of the loans are ten years, which may be extended upon the written agreement of ATA Education and ATA Intelligent Learning’s nominee shareholders. The approval of ATA Intelligent Learning is not required for the renewal of the loan agreements nor can ATA Intelligent Learning terminate the loan agreement during the contract term.  On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of the nominee equity shareholders of ATA Intelligent Learning entered into two supplementary agreements to the VIE agreements, pursuant to which the aggregate amount of loans made by ATA Education to the nominee shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning was increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the VIE Agreements remain unchanged. According to the supplementary agreements, ATA Education lent additional RMB 40.0 million to the nominee shareholders in 2019 for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. On August 12, 2020, the loan agreement entered by Mr. Haichang Xiong with ATA Education, and the rights and obligations of Mr. Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest in ATA Intelligent Learning transferred by Mr. Haichang Xiong to Mr. Jun Zhang, and Mr. Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to ATA Education on August 17, 2020. On August 12, 2020, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new loan agreement with ATA Education on the same terms as the loan agreement and the two supplementary agreements previously entered by Mr. Haichang Xiong and borrowed RMB 5.0 million from ATA Education on August 17, 2020 pursuant to aforementioned loan agreement.

Exclusive technical consulting and services agreement: ATA Education has the sole and exclusive right to provide specified technical and consulting services to ATA Intelligent Learning. The Parties agree that the intellectual property rights created by ATA Education in the course of performing this agreement, including without limitation any copyrights, trademarks or logos registered or not, patents and proprietary technology, shall belong to ATA Education. The consulting fee payable by ATA Intelligent Learning to ATA Education shall be confirmed by ATA Education in writing and be calculated based on the actual time spent by ATA Education in providing services to ATA Intelligent Learning on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, ATA Education shall confirm the total consulting and other fees incurred for the year in writing and ATA Intelligent Learning shall settle any outstanding fees on a timely basis. This agreement was entered in on March 15, 2018 and shall continue for a period of 30 years and shall be automatically extended for another 10 years unless ATA Education gives written notice terminating this agreement 3 months before the expiration.

Call option and cooperation agreement: Pursuant to the call option and cooperation agreement entered into among ATA Education, ATA Intelligent Learning and its nominee shareholders, when permitted by applicable laws, ATA Education (or any eligible party designated by ATA Education) shall have the right to acquire, at any time, all of ATA Intelligent Learning’s assets or its share equity owned by the nominee shareholders of ATA Intelligent Learning, at a price equal to the sum of the principal amounts of the loans from ATA Education to the nominee shareholders of ATA Intelligent Learning. If ATA Education elects to purchase a portion of ATA Intelligent Learning’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased relative to the total share equity or assets. Without the prior written consent of ATA Education, ATA Intelligent Learning may not sell or otherwise dispose its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the nominee shareholders. ATA Education is also obligated to provide financial support to ATA Intelligent Learning’s operation to which ATA Education has no recourse right if ATA Intelligent Learning cannot repay such financing due to its losses. This agreement shall be effective upon the execution date and remain effective thereafter. This agreement can only be terminated with the unanimous consent of all parties, except that ATA Education may terminate this agreement with 30 days prior notice to the other parties.

Equity interest pledge agreement: To secure the payment obligations of ATA Intelligent Learning, ATA Intelligent Learning’s nominee shareholders have pledged to ATA Education their entire equity ownership interests in ATA Intelligent Learning to guarantee his and ATA Intelligent Learning’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If ATA Intelligent Learning or the nominee shareholders of ATA Intelligent Learning breach their contractual obligations under these agreements, ATA Education, as pledgee, will have the right to acquire the pledged equity interests. The nominee shareholders of ATA Intelligent Learning agree that, during the term of the equity interest pledge agreements, they will not dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that ATA Education’s rights relating to the equity pledge shall not be suspended or hampered by the nominee shareholders, their successors or their designates. During the term of the equity interest pledge agreements, ATA Education has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreement shall commence on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) ATA Education enforces the equity interest pledge agreement pursuant to the terms and conditions, to satisfy its rights under the secured obligations and pledged collateral in full, or (c) the nominee shareholders of ATA Intelligent Learning complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the Call Option and Cooperation Agreement and no longer holds any equity interest in ATA Intelligent Learning. ATA Intelligent Learning has registered these equity interest pledge agreements with the competent State Administration for Market Regulation (SAMR, previously known as State Administration for Industry and Commerce, or SAIC) on April 27, 2018. The registration of the equity pledge enables ATA Education to enforce the equity pledge against third parties who acquire the equity interests of ATA Intelligent Learning in good faith. According to the equity transfer agreement entered into by Mr. Haichang Xiong and Mr. Jun Zhang, on August 12, 2020, Mr. Haichang Xiong transferred all his equity interest in ATA Intelligent Learning to Mr. Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new equity interest pledge agreement with ATA Education and ATA Intelligent Learning on the same terms as the equity pledge agreement previously entered by Mr. Haichang Xiong. The term of the equity interest pledge agreements entered by Mr. Jun Zhang shall commence on the date of August 12, 2020 and shall expire on the earlier of the Expiration Conditions. ATA Intelligent Learning has registered the equity interest pledge agreement entered by Mr. Jun Zhang with SAMR, on February 26, 2021.

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

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong is general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately 40% of the total ordinary shares of the Company issued and outstanding as of December 31, 2020 and 2021. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The nominee shareholder of ATA Intelligent Learning was changed from Mr. Haichang Xiong to Mr. Jun Zhang on August 12, 2020. There are no substantive changes on terms of the VIE agreements.

ATA Intelligent Learning holds 70% equity interests of Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company newly established in August 2021. Beijing Zhenwu is mainly engaged in conducting some of our short-term project-based art learning services.

The Company’s involvement with ATA Intelligent Learning and its subsidiary, or the consolidated VIE, under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as presented below.

The following assets and liabilities information of the Group’s consolidated VIE as of December 31, 2020 and 2021, and net revenues, net loss and cash flows for the years ended December 31, 2019, 2020 and 2021, were included in the accompanying consolidated financial statements of the Company.

	December 31, 2020	December 31, 2021
	RMB	RMB
Cash	91,118	191,046
Prepaid expenses and other current assets	84,180	16,041
Total current assets	175,298	207,087
Long-term investments (i)	75,764,719	62,722,195
Property and equipment, net	6,167	488
Other non-current assets	2,590	2,590
Total assets	75,948,774	62,932,360
Accrued expenses and other payables	71,562	124,089
Payable for business acquisition	4,642,082	—
Amounts due to related parties (ii)	57,122,000	62,767,353
Total current liabilities	61,835,644	62,891,442
Total liabilities	61,835,644	62,891,442

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(14,456,886)	(14,304,202)	(14,072,212)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash used in operating activities	(1,441,360)	(466,004)	(903,343)
Net cash used in investing activities	(77,492,873)	(15,000,000)	(4,642,082)
Net cash received from financing activities (iii)	54,000,000	15,122,000	5,645,353

(i)

Long-term investments as of December 31, 2020 and 2021 include investment cost and share of losses derived from the 30.96% equity interests investment in Huanqiuyimeng in the amount of RMB69,764,719 and RMB62,722,195, respectively, which is eliminated on consolidation.

(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)

RMB 54,000,000, RMB 15,122,000 and RMB 5,645,353 of net cash received from financing activities for the years ended December 31, 2019, 2020 and 2021 respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of the consolidated VIE and can have assets transferred out of the consolidated VIE. Therefore, the Company considers that there are no assets in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for the registered capital amounting RMB 50.0 million as of December 31, 2021. None of the assets of the consolidated VIE has been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of ATA Education or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31, 2020	December 31, 2021
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	85,103,159	59,679,748
— Denominated in U.S. Dollar (“USD”)	12,807,586	132
Total cash balances held at mainland PRC financial institutions	97,910,745	59,679,880
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	1,498,135	199,418
— Denominated in USD	13,314,551	11,460,063
— Denominated in Great Britain Pound	2	—
Total cash and cash equivalents balances held at HKSAR financial institutions	14,812,688	11,659,481
Total cash and cash equivalents balances held at financial institutions	112,723,433	71,339,361

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

In particular, the Company’s training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After COVID-19 became gradually under control and following the directives of local governments, training centers have progressively resumed operation since June 2020. However, the COVID-19 pandemic continues to evolve, and restrictions have been re-imposed from time to time thereafter in certain cities to combat local sporadic outbreaks. The Company have experienced and expect to continue to experience temporary close-down of our training centers in one or more cities from time to time in response to such local sporadic outbreaks. Students with any on-campus training have been given the option to take their classes online since the COVID-19 outbreak, although some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on the Company’s net revenues to be recognized from portfolio training services. Enrollment from offline training centers have also been adversely affected due to the aforementioned temporary closure of training centers mainly for the first half of the year of 2020. The Group is relying on online sales channels and referrals to recruit new customers during this time and expects to enhance student enrollment from offline training centers as the COVID-19 pandemic gradually becomes under control. Such impact was progressively mitigated after the COVID-19 pandemic was gradually under control in the second half year of 2020 as well as the year of 2021. In addition, the Company’s traditional overseas educational travel services were materially affected by delays and cancellations of tours due to COVID-19 in the year of 2020 and 2021.

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

Geographic concentration

A substantial portion of the Company’s net revenues were generated from educational services in China. The regulatory regime for educational services industry in China continues to rapidly evolve and the relevant laws, regulations or interpretations may change in the future. Any changes that adversely affect the Company’s business in China will have a material adverse effect on the Company’s financial condition and results of operations.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, in which ACG, directly or indirectly, has a controlling financial interest and its variable interest entity and its subsidiary, or the consolidated VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Non-redeemable non-controlling interests are separately presented as a component of equity in the consolidated financial statements.
(b)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Due to the ATA Online Sale Transaction, which represented a strategic shift and had a major effect on the Group’s result of operations, revenues, costs of revenues and expenses related to ATA Online Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. See note 24.

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

The Company, ATA Testing Authority (Holdings) Limited (“ATA BVI”), Xing Wei Institute (Hong Kong) Limited (“Xing Wei”) and ACG International Group Limited (“ACGIGL”)’s functional currency is USD. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiary is RMB.

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

Assets and liabilities of the Company, ATA BVI, Xing Wei and ACGIGL are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. Equity accounts other than retained earnings (accumulated deficit) generated in the current period are translated into RMB using the appropriate historical rates. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (loss) within equity. Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of the readers, the 2021 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 6.3726, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2021.
(e)	Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
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

The Group’s contracts with customers also include promises to transfer multiple services. For these contracts, the Group accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price (“SSP”) for each distinct performance obligation. In instances where SSP is not directly observable, such as when the Group does not sell the product or service separately, the Group determines the SSP using information that may include market conditions and other observable inputs. For these contracts with variable consideration, the Group determines that variable consideration is allocated according to the method as described above, because variable consideration is attributable to all of the performance obligations in a contract.

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

The Group provides educational travel services for individual students to bring them art-related experience by providing integration of both travel and study activities in each educational service contract according to the background of individual students. While the educational travel services have been significantly impacted by the coronavirus disease (“COVID-19”) during the year 2020, the Group introduced new services under the “research-based learning services”, which mainly consist of domestic educational travel services, academic educational learning services, workshop experience services and transferrable credit courses. Revenue is recognized when control of the promised services is transferred to customers in an amount of consideration which the Group expects to be entitled to in exchange for those services.

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

Revenues under this category were mainly contributed by the legacy business from our prior subsidiary of Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”), whose equity interests was fully disposed on June 2, 2021 in order to focus on our core business of international education. See note 15.

(h)	Contract cost

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in other non-current assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). The amortization expenses of contract cost assets were RMB1,448,471, RMB7,820,269, and RMB14,244,301 for the years ended December 31, 2019, 2020 and 2021, respectively.
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

•	Lease payments included in the measurement of the lease liability are comprised of fixed payments, including in-substance fixed payments, owed over the lease term, which includes termination.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The leases entered into within the Group do not incur initial direct costs or lease incentives. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.

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

The Group monitors for events or changes in circumstances that require reassessment of its leases. When a reassessment results in the re-measurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in profit or loss.

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

As of December 31, 2020 and 2021, the Company did not have any finance leases.

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

When there is a modification of the terms and conditions of an award of equity instruments, the Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellations in the vesting period are treated as an acceleration of vesting, and recognized immediately for the amount that would otherwise be recognized for services over the vesting period.

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

Other equity investments

In connection with the adoption of ASC321 Investment—Equity securities as of January 1, 2018, the Group have elected to apply the measurement alternative to measure the equity investments that do not have readily determinable fair values at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. The Group considers information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

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

Intangible assets mainly consist of externally purchased text content and software platform and acquired intangible assets resulting from the acquisitions of entities and accounted for using the acquisition method of accounting, which are estimated by management based on the fair value of assets acquired at the acquisition date. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from 1.4 to 10 years.

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

Periods commencing January 1, 2020

In connection with the adoption of ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment as of January 1, 2020, the goodwill impairment test was simplified by comparing the fair value of a reporting unit with its carrying amount and an impairment charge is measured as the amount by which the carrying amount exceeds the reporting unit's fair value. Goodwill is not amortized, but tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. When performing the annual impairment test, the Company has the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, the Company would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method. The Company adopted ASU 2017-04 on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

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

Employee benefit expenses recognized under these plans for the years ended December 31, 2019, 2020 and 2021 are allocated to the following expense items.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	2,363,553	3,022,423	5,989,994
Research and development	2,468,898	962,709	1,294,439
Sales and marketing	2,077,128	1,881,648	3,775,110
General and administrative	3,301,256	2,576,853	3,810,984
Total expense due to employee benefit plans	10,210,835	8,443,633	14,870,527

(v)	Earnings (Losses) per share

Basic earnings (losses) per share is computed by dividing net income (losses), considering the accretions to redemption value of the redeemable non-controlling interests, by the weighted average number of common shares outstanding during the year using the two-class method. Under the two-class method, any net income (losses) is allocated between common shares and other participating securities based on their participating rights in undistributed earnings (losses). Net losses are not allocated to participating securities when the participating securities does not have contractual obligation to share losses. The Company’s certain non-vested shares relating to the share-based awards under the share incentive plan were considered participating securities since the holders of these securities have non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid). The non-vested shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses.  Accordingly, any net income is allocated on a pro rata basis to the common shares and the non-vested shares that were considered participating securities, whereas net loss is allocated to common shares only.

Diluted earnings (losses) per share is calculated by dividing net income (losses) adjusted for the effect of dilutive common equivalent shares, if any, by the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of common shares issuable upon vesting of the non-vested shares or exercise of outstanding share options (using the treasury stock method). Common equivalent shares are not included in the denominator of the diluted earnings (losses) per share computation when inclusion of such shares would be anti-dilutive.

The Group uses loss from continuing operations as the control number in determining whether the potential common shares are dilutive or anti-dilutive.
(w)	Segment reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of performance in determining the Group’s operating segments. As a result of the Huanqiuyimeng Acquisition as described in Note 1, the Group classified the operating segments for the years ended December 31, 2019, 2020 and 2021 into (i) Overseas art study services (ii) Other educational services and (iii) K-12 education assessment and other services. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.
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

Business combinations are recorded using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(z)	Recently issued accounting standards

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. The Company adopted the disclosure requirements of ASU 2019-12 on the Company's consolidated financial statements on January 1, 2021. There was no material impact on the Company's consolidated financial statements.

(3)	BUSINESS ACQUISITION

Acquisition of Huanqiuyimeng

In 2019, the Company entered into share purchase agreements with all of the selling shareholders of Huanqiuyimeng to acquire 100% equity interests of Huanqiuyimeng in exchange for 9,360,000 ordinary shares of the Company and RMB 91.1 million consideration in cash.

The Group obtained the control of Huanqiuyimeng business on August 6, 2019 and paid cash consideration of RMB 71,483,973 and RMB 15,000,000 for the years ended December 31, 2019 and 2020, respectively. The Company paid the remaining consideration of RMB 4,642,082 in March 2021.

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

The Company adopted relief from royalty method to estimate the fair value of trademark as at August 6, 2019. This approach is based on the assumption that, if an intangible asset has to be licensed from a third-party owner, a royalty rate on turnover will be charged for the privilege of using the asset. The significant inputs for the valuation model include, but not limited to, projected revenue, remaining useful life and discount rates.

The Company adopted with and without method to estimate the fair value of non-compete arrangements as at August 6, 2019. The fair value of non-compete arrangements were derived by comparing the discounted cash flow models under the income approach for the two scenarios – one is based on the scenario where the non-compete arrangements are in place and the other is where it is not in place. The significant inputs for the valuation model include, but not limited to, remaining useful life, financial forecasts for the scenario without non-compete arrangements in place, discount rate and probability of competition.

The Company adopted discounted cash flow method to estimate the fair value of deferred revenues as at August 6, 2019.The fair value of the deferred revenues was estimated based on the costs of fulfilling the obligations plus a normal profit margin. The significant inputs for the valuation model include, but not limited to, projected direct cost, savings on selling effort, profit margin and discount rate.

The Company adopted price-to-sales method to estimate fair value of the non-controlling interests as at August 6, 2019. The price-to-sales multiple is referred to the purchase consideration and the revenue of Huanqiuyimeng. Considering the comparability of each entity with non-controlling interests, the Company adopted such multiple in deriving the non-controlling interests.

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

The amounts of net revenues and net loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2019 was RMB 91,422,138 and RMB 24,291,035, respectively.

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2020	December 31, 2021
	RMB	RMB
VAT-input deductible	1,340,830	19,317
Income tax refundable	29,529	131,078
Advances to employees	253,608	14,396
Other current assets	4,347,006	2,964,809
Total prepaid expenses and other current assets	5,970,973	3,129,600

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

(6)	LONG-TERM INVESTMENTS

	December 31, 2020	December 31, 2021
	RMB	RMB
EEO Group	38,000,000	38,000,000
Beijing Xiaozhi Education & Technology Co., Ltd.	6,000,000	—
Total other equity investments	44,000,000	38,000,000

         The Group accounts for its equity investments that do not have readily determinable fair value in accordance with ASC321 Investment—Equity securities effective on January 1, 2018, and elected to measure these investments without readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

   Prior to January 1, 2019, the Group acquired 7.95% equity interests of ApplySquare Education & Technology Co., Ltd (“ApplySquare”) in exchange for USD 3,000,000 (equivalent to RMB 19,721,700) in cash. As of January 1, 2019, the carrying amount of the investment in ApplySquare was RMB 22,471,700. As of December 31, 2019, ACG made a qualitative assessment and identified that Applysquare failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. With the assistance of an independent appraiser, the Company evaluated the fair value of the investment in Applysquare as of December 31, 2019 and recorded an impairment loss of RMB 20,895,309 based on the valuation result. Due to the severe shortage of working capital and negative market impact on its business in the third quarter of 2020, the Group recognized an impairment loss of RMB 1,576,391 to reduce the investment to zero.

Prior to January 1, 2019, the Group acquired 6.8345% equity interests of Beijing GlobalWisdom Information Technology Co., Ltd. (“GlobalWisdom”) in exchange for RMB 12,300,000 in cash, and recorded an impairment of RMB 6,380,802. On June 28, 2019, GlobalWisdom entered into a financing agreement with new investors. After GlobalWisdom’s new financing, ACG’s equity shares decreased to 6.7525%. Due to the fact that the securities issued during this new financing are not identical or similar securities in terms of rights and obligations to the equity securities held by the Company, the Company did not adjust the carrying amount of the long-term investments in GlobalWisdom. Due to the severe shortage of working capital and negative market impact on its business in the third quarter of 2019, the Group recognized an impairment loss of RMB 5,919,198 to reduce the investment to zero.

Prior to January 1, 2019, the Group acquired 20% equity interests of Beijing Xiaozhi Education Technology Co., Ltd. (“Xiaozhi”) in exchange for RMB 6,000,000 in cash. According to the shares purchase agreement, ACG has the right to appoint one director. The Company paid RMB 6,000,000 in cash to Xiaozhi in January 2019. The investment is not in-substance common stock due to the liquidation preference feature. In the third quarter of 2021, ACG made a qualitative assessment and identified that Xiaozhi failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicated that impairment exists. The Group recognized an impairment loss of RMB 6,000,000 to reduce the investment to zero.

Long-term investment in Beijing Futou Technology Co., Ltd (“Futou Technology”) was acquired in connection with the acquisition of Huanqiuyimeng, which held 15% equity interests in Futou Technology. Due to the severe shortage of working capital and negative market impact on its business in the fourth quarter of 2020, the Group recognized an impairment loss of RMB 150,000 to reduce the investment to zero.

Prior to January 1, 2019, the Group acquired 8.33% equity interests of Beijing Empower Education Online Co., Ltd. (“EEO”) in exchange for RMB 38,000,000 in cash.

In July 2020, EEO underwent an internal reorganization pursuant to which the Company exchanged its equity interest in EEO to EEO Group, a newly established holding company incorporated in Cayman Islands. The equity interests in EEO Group are substantially equivalent to the exchanged equity interests in EEO. EEO Group also entered into two rounds of financing agreements with certain new investors in July and November 2020, respectively. After the internal reorganization and new financings in 2020, ACG’s equity interest in EEO Group decreased from 8.33% to 4.822%. Since the securities issued during new financing arrangements are not identical or similar in terms of rights and obligations to the equity securities held by the Company, the Company did not adjust the carrying amount of the long-term investments in EEO Group.

On March 30, 2021, EEO Group entered into a financing agreement with a group of new investors. After EEO Group’s new financing, ACG’s equity shares decreased from 4.822% to 4.433%. Since the securities issued during this new financing arrangements are not identical or similar in terms of rights and obligations to the equity securities held by the Company, the Company did not adjust the carrying amount of the long-term investments in EEO Group.

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

To estimate the fair value of investment in Applysquare as of December 31, 2020, the Group used Discounted Cash Flow Model (“DCF Model”), which is based on the fair value of the entire invested capital of Applysquare using an income approach. The significant inputs for the valuation model were future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. The Group recorded an impairment loss of RMB 1,576,391 for the year ended December 31, 2020 to reduce the investment book value to zero.

To estimate the fair value of investment in Futou Technology as of December 31, 2020, the Group used DCF Model, which is based on the fair value of the entire invested capital of Futou Technology using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. The Group recorded an impairment loss of RMB 150,000 for the year ended December 31, 2020 to reduce the investment book value to zero.

To estimate the fair value of investment in Xiaozhi as of September 30, 2021, the Group used DCF Model, which is based on the fair value of the entire invested capital of Xiaozhi using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. The Group recorded impairment loss of RMB 6,000,000 for the year ended December 31, 2021 to reduce the investment book value to zero.

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2020 and 2021, respectively.

The Group’s financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, loan receivable, net, accrued expenses and other payables and short-term loans, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.

(8)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2020	December 31, 2021
	RMB	RMB
Building	53,049,213	53,049,213
Computer equipment	3,954,697	2,993,047
Furniture, fixtures and office equipment	1,769,409	1,604,816
Motor vehicles	1,986,506	1,469,021
Software	1,729,921	1,701,584
Leasehold improvements	17,840,533	8,611,042
	80,330,279	69,428,723
Less: accumulated depreciation and amortization	(42,211,063)	(32,924,739)
Property and equipment, net	38,119,216	36,503,984

Total depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 is allocated to the following expense items:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	28,389	214,133	397,905
Research and development	226,173	240,603	448,414
Sales and marketing	35,343	9,597	7,984
General and administrative	4,491,492	7,158,056	4,937,844
Other operating income, net	369,048	398,192	—
Total depreciation expense	5,150,445	8,020,581	5,792,147

(9)	GOODWILL AND INTANGIBLE ASSETS, NET
(a)	Goodwill

The goodwill balance as of December 31, 2020 and 2021 is resulted from the acquisition of Huanqiuyimeng, which is primarily attributable to the assembled workforce and established network of training centers around China and abroad.

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

The change in the carrying amount of goodwill by reporting unit is as follows:

	Overseas art study services	Other Educational Services	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2019	176,046,647	24,432,148	200,478,795
Less: Disposal of campuses in relation to junior art education service	—	(5,723,832)	(5,723,832)
Balance as of December 31,2020 and 2021	176,046,647	18,708,316	194,754,963

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rates. No impairment was identified and recorded for fiscal years ended December 31, 2020 and 2021.

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2020 and 2021.

	December 31, 2020
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Education assessment caseware (i)	9,251,887	(6,131,462)	(3,120,425)	—	5
Trademark (ii)	79,000,000	(11,191,667)	—	67,808,333	10
Non-compete arrangements (ii)	56,000,000	(13,222,222)	—	42,777,778	6
Total intangible assets	144,251,887	(30,545,351)	(3,120,425)	110,586,111

	December 31, 2021
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Trademark (ii)	79,000,000	(19,091,667)	—	59,908,333	10
Non-compete arrangements (ii)	56,000,000	(22,555,555)	—	33,444,445	6
Total intangible assets	135,000,000	(41,647,222)	—	93,352,778

Total amortization expense recognized for the years ended December 31, 2019, 2020 and 2021 is allocated to the following expense items:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	2,031,478	1,850,377	—
Sales and marketing	1,992,105	—	—
General and administrative	8,371,032	20,042,857	17,233,333
Total amortization expense	12,394,615	21,893,234	17,233,333

(i)

Education assessment caseware is the test content purchased for the Company’s strategic K-12 academic assessment business, which includes three subjects of Literature, Mathematics and English over six grades of junior and senior high school. The Company conducted impairment test and identified that no cash inflows were anticipated from the intangible assets relating to the education assessment caseware as of December 31, 2020. As a result, RMB 3,120,425 of impairment loss relating to the intangible asset was recognized for the year ended December 31, 2020.

Software platform of Project Shuang Chuang is the software platform purchased from a third party for providing vocational assessment and training services that focuses on the innovation related competencies of college students. The Company conducted impairment tests and identified that no cash inflows nor feasibility use was anticipated from the intangible assets and other non-current assets recorded relating to the software platform developed under Project Shuang Chuang as of December 31, 2019. As a result, RMB 8,932,439 of impairment loss relating to intangible assets of RMB 8,128,194 and other non-current assets of RMB 804,245 for software platform of Project Shuang Chuang were recognized for the year ended December 31, 2019.

(ii)	Trademark and Non-compete arrangements were recorded as a result of Huanqiuyimeng Acquisition. See note 3 for details.

As of December 31, 2021, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2022	17,233,333
2023	17,233,333
2024	17,233,333
2025	13,344,444
2026	7,900,000

(10)	LEASES

The primary leases that the Group entered into were for training centers and office spaces.

Information as of and for the years ended December 31, 2019, 2020 and 2021:

As of December 31, 2019, the Company has 61 operating leases for training center and office spaces with remaining terms expiring from 2 through 39 months and a weighted average remaining lease term of 1.67 years. Weighted average discount rates used in the calculation of the lease liability is 5.88%. As of December 31, 2020, the Company has 40 operating leases for training center and office spaces with remaining terms expiring from 1 through 61 months and a weighted average remaining lease term of 3.40 years. Weighted average discount rates used in the calculation of the lease liability is 6.60%. As of December 31, 2021, the Company has 33 operating leases for training center and office spaces with remaining terms expiring from 1 through 55 months and a weighted average remaining lease term of 3.08 years. Weighted average discount rates used in the calculation of the lease liability is 6.63%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Rent expense for the years ended December 31, 2019, 2020 and 2021 were RMB 13,903,991, RMB 29,111,428 and RMB 24,848,222 respectively. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2019, 2020 and 2021.

The impact of ASC 842 on the consolidated balance sheets as of December 31, 2019, 2020 and 2021 was as follows:

	December 31,	December 31,
	2020	2021
	RMB	RMB
Operating leases:
Right-of-use assets	41,779,086	42,417,409
Lease liabilities-current	16,972,187	17,351,427
Lease liabilities-non-current	24,005,765	23,365,840

Other information related to leases is presented below:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	12,850,734	20,376,826	21,478,066
Lease liability arising from obtaining Right-of-use assets	8,696,875	33,360,187	16,132,735
Right-of-use assets acquired in connection with Huanqiuyimeng Acquisition	32,089,416	—	—

Maturities of lease liabilities under non-cancellable leases as of December 31, 2021 are as follows:

Operating leases
RMB
2022	17,906,850
2023	12,613,075
2024	7,999,320
2025	5,725,631
2026	776,818
Thereafter	—
Total undiscounted lease payments	45,021,694
Less: Imputed interest	(4,304,427)
Total lease liabilities	40,717,267
Amounts due within 12 months	17,351,427
Non-current lease liability	23,365,840

Short-term lease expense, with a lease term of 12 months or less, for the years ended December 31, 2019, 2020 and 2021 was RMB2,125,616, RMB 6,112,893 and RMB 3,248,285. short-term lease commitments as of December 31, 2021 are RMB 1,519,946.

(11)SHORT-TERM LOANS

Bank borrowings

The Group assumed several bank borrowings with short-term loan balance of RMB 13,991,000 in connection with Huanqiuyimeng Acquisition, among which RMB 9,000,000 was repaid during the period from August 6, 2019 to December 31, 2019. Interest expense of RMB 164,930 accrued from these bank borrowings was recognized for the same period in 2019.

The Company entered into several short-term bank borrowings in total amount of RMB13,327,000 in 2020 to support operations of Huanqiuyimeng during the COVID-19 outbreak. RMB16,318,000, which includes the outstanding short-term loan balance of RMB 4,991,000 as of December 31, 2019, was repaid during the year of 2020. The Company recognized interest expenses of RMB 207,697 and RMB 22,244 relating to these bank borrowings in 2020 and 2021, respectively. The outstanding short-term loan balance in bank borrowings was RMB 2,000,000 as of December 31, 2020, which was fully repaid on March 31, 2021.

Other borrowings

During the year of 2020, to support its daily operations among COVID–19, Muhua Shangce, the majority owned subsidiary of the Group obtained short-term borrowings from several parties, including: i) the Group’s CEO and Director, Mr. Xiaofeng Ma, in the amount of RMB 631,000 with no interest; ii) a third-party company, in the amount of RMB 3.0 million at an annual interest rate of 4.35% , which Mr. Xiaofeng Ma has provided a joint liability guarantee; iii) the CEO of Muhua Shangce in the amount of RMB 1,260,000, among which RMB 500,000 at an annual interest rate of 2.00% and RMB 760,000 with no interest ; iv) a company controlled by Mr. Xiaofeng Ma in the amount of RMB 500,000 with no interest; v) three third party companies in the amount of RMB 900,000 with no interest. Muhua Shangce has repaid the CEO of Muhua Shangce and three third party companies in total amount of RMB1,490,000 in 2020.

During 2021 and prior to the disposal of Muhua Shangce, a partnership controlled by the Group’s CEO and Director, Mr. Xiaofeng Ma provided a fourteen-month interest-free loan in the amount of RMB 700,000 to Muhua Shangce. Muhua Shangce also borrowed from its CEO for another RMB1,210,000, among which RMB 150,000 at an annual interest rate of 6.12% and RMB 1,060,000 with no interest. In addition, Muhua Shangce borrowed from three third party companies in the amount of RMB 800,000 with no interest.

As of the selling date of Muhua Shangce in June 2021, the outstanding balance of the above borrowings of RMB 7,511,000 remained unpaid and has been disposed together with the other assets and liabilities of Muhua Shangce. See note 15 for details.

As of December 31, 2020 and 2021, the outstanding short-term loan balance in other borrowings was RMB 4,801,000 and RMB nil, respectively.

(12)	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31, 2020	December 31, 2021
	RMB	RMB
Refund liability*	13,411,410	16,126,030
Accrued payroll and welfare	18,987,415	19,664,360
Accrued test monitoring fees	2,432,153	2,432,153
Accrued professional services expenses	2,291,866	2,658,861
Income taxes payable	108,488	22,781
Other current liabilities	9,788,850	7,269,910
Total accrued expenses and other payables	47,020,182	48,174,095

Other current liabilities as of December 31, 2020 and 2021 mainly include lessees’ rental deposits, accrued traveling, meeting, outsourcing, advertising, value-added tax and other taxes payable, and other operating expenses payable.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services and is estimated based on historical experience.

(13)	NET REVENUES

The components of net revenues for the years ended December 31, 2019, 2020 and 2021, are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Portfolio training services	63,828,907	113,191,386	151,433,831
Research-based learning services	10,456,269	4,452,915	5,977,438
Overseas study counselling services	8,091,551	21,059,645	23,623,998
Other educational services	9,045,411	20,025,679	21,174,198
K-12 education assessment and other services	6,348,029	3,437,922	—
Net Revenues	97,770,167	162,167,547	202,209,465

K-12 education assessment and other services revenues primarily include K-12 education assessment services and content development services. The Company no longer provided these services along with the disposal of Muhua Shangce since June 2, 2021.

Deferred revenue is recorded when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer in advance. Part of the balance as of January 1, 2019 was recognized as revenues during the year ended December 31, 2019. In addition, changes in the deferred revenue balances during the year ended December 31, 2019 included RMB 163,400,000 of deferred revenue acquired in connection with the Huanqiuyimeng Acquisition. See Note 3.

Changes in the deferred revenue balances during the year ended December 31, 2020 and 2021 are as follows:

	Fiscal year ended December 31,
	2020	2021
	RMB	RMB
Balance at of the beginning of the period	171,880,131	199,448,112
Cash received in advance, net of VAT	197,007,588	210,709,401
Revenue recognized from opening balance of deferred revenue	(92,221,808)	(106,900,106)
Revenue recognized from deferred revenue arising during the year	(68,036,452)	(94,296,098)
Disposal of subsidiaries and campuses in relation to junior art education services	(4,689,176)	—
Disposal of Equity Interests in Muhua Shangce	—	(3,793,597)
Change of refund liabilities	(4,492,171)	(2,714,620)
Balance at of the end of the period	199,448,112	202,453,092

(14)	INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

Xing Wei did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2019, 2020 and 2021. Accordingly, no provision for Hong Kong profits tax was required.

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

In December 2009, Muhua Shangce received approval from the tax authority that it qualified as an HNTE. The certificate entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2009 to December 31, 2011. In July 2012, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2012 to December 31, 2014. In November 2015, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2015 to December 31, 2017. In October 2018, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2018 to December 31, 2020. Muhua Shangce was no longer consolidated into the Group after the disposal of its entire equity interests on June 2, 2021. See note 15.

The EIT Law and its relevant regulations impose a withholding tax at 10% for earnings generated beginning January 1, 2008, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2020 and 2021, the Company has not provided for income taxes on earnings of RMB 2,270,928 and RMB 2,820,818 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 227,093 and RMB 282,082, respectively as of December 31, 2020 and 2021.

Loss from continuing operations before income taxes were generated in the following jurisdictions:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(23,094,955)	(15,482,426)	(18,488,181)
PRC	(118,145,074)	(95,351,791)	(19,442,469)
Hong Kong	(21,586)	(19,367)	(19,044)
Loss before continuing operations before income taxes	(141,261,615)	(110,853,584)	(37,949,694)

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC
Current income tax expense	905,078	14,402	22,781
Deferred income tax benefit	(8,054,197)	(10,283,238)	(1,562,358)
Total income tax benefit	(7,149,119)	(10,268,836)	(1,539,577)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended December 31, 2019, 2020 and 2021 to earnings before income taxes due to the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Computed “expected” income tax expenses (benefit)	(35,315,404)	(27,713,394)	(9,487,423)
Increase in valuation allowance	23,171,671	11,770,037	10,531,372
Entities not subject to income tax	4,576,771	3,445,048	1,691,406
Non-deductible expenses
Entertainment	394,380	226,312	280,436
Share-based compensation	1,202,364	444,196	259,993
Other non-deductible expenses	306,314	1,634,539	3,927,212
Additional deduction of research and development costs	(240,404)	(288,502)	(120,598)
Disposal of Equity Interests in Muhua Shangce	—	—	(8,385,539)
Other	(1,244,811)	212,928	(236,436)
Actual income tax benefit	(7,149,119)	(10,268,836)	(1,539,577)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31, 2020	December 31, 2021
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	37,387,150	27,926,708
Impairment loss of long-term investments	9,023,946	10,523,946
Lease liability	10,244,488	10,179,317
Impairment loss of intangible assets and other non-current assets	3,013,216	945,446
Provision for loan receivable and other receivables	1,887,015	1,887,015
Accrued expenses and other payables	4,010,281	2,818,170
Property and equipment, net	890,374	81,512
Donation	5,268,750	7,500,000
Total gross deferred income tax assets	71,725,220	61,862,114
Less: valuation allowance	(56,172,945)	(48,897,848)
Total deferred income tax assets, net	15,552,275	12,964,266
Deferred income tax liabilities:
Intangible assets	27,646,528	23,338,194
Right-of-use assets	9,891,733	9,838,270
Deferred revenues	1,090,988	—
Contract cost assets	3,416,705	4,719,124
Total gross deferred income tax liabilities	42,045,954	37,895,588
Net deferred income tax assets	2,491,792	—
Net deferred income tax liabilities	28,985,472	24,931,322

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the period	21,275,591	44,713,570	56,172,945
Additions	23,437,979	11,770,037	10,531,372
Reduction as a result of disposal of subsidiaries	—	(310,662)	(17,806,469)
Balance at the end of the period	44,713,570	56,172,945	48,897,848

As of December 31, 2021, the valuation allowance of RMB 48,897,848 was related to the deferred income tax assets of PRC entities which were in loss position.

As of December 31, 2021, the Group had tax loss carry forwards for PRC income tax purpose of RMB 111,706,832 of which RMB 13,047, RMB 4,158,531, RMB 10,189,769, RMB 6,212,547, RMB 3,692,800, RMB 18,959,483, nil , RMB 28,305,140, RMB 23,594,429, and RMB 16,581,086 will expire if unused by December 31, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029, 2030 and 2031, respectively.

For the years ended December 31, 2019, 2020 and 2021, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning 2017.

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

On June 2, 2021, ATA Education sold all its 54.6% equity interests in Muhua Shangce to CEO of Muhua Shangce and certain other non-controlling shareholders at nil consideration. On the same day, the registration for change of shareholders has been completed in local industrial and commercial administration authority.

As a result of the above transaction, the Company deconsolidated Muhua Shangce as of June 2, 2021 when the Company no longer has a controlling financial interest in Muhua Shangce, by removing its net assets and recognizing a gain or loss in net income per ASC810-10. In addition, previously recorded adjustments of RMB 24,310,333 to the carrying amount of redeemable non-controlling interests from the application of Section 480-10-S99 are eliminated in the same manner as which they were initially recognized.

The following table presents balance of the Mezzanine Equity as of December 31, 2019 and 2020 and as of the period-end prior to its disposal in the year of 2021.

RMB
Balance as of December 31, 2018	39,208,619
Add: Capital contribution	2,500,000
Less: Comprehensive loss attributable to redeemable non-controlling interests during the year	(2,820,682)
Accretion of redeemable non-controlling interests	6,008,491
Balance as of December 31, 2019	44,896,428
Less: Comprehensive loss attributable to redeemable non-controlling interests during the year	(2,582,632)
Accretion of redeemable non-controlling interests	6,184,572
Balance as of December 31, 2020	48,498,368
Less: Comprehensive loss attributable to redeemable non-controlling interests during the period	(714,121)
Accretion of redeemable non-controlling interests	2,283,089
Balance as of June 2, 2021	50,067,336

(b)	Non-redeemable non-controlling interests

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

As a result of the new investment made in 2019 to Muhua Shangce as stated above, 50% of the new investment, amounting to RMB 2,500,000, which does not represent redeemable non-controlling interests, was recorded under non-redeemable non-controlling interests. The relevant non-controlling interests retained was disposed along with the sale of equity interests in Muhua Shangce.

Muhua Shangce generated pretax losses of RMB 13,942,238, RMB 12,446,417, and RMB 3,441,545 for the years ended December 31, 2019, 2020 and the period before its disposal in 2021, respectively, of which RMB 7,747,482, RMB 6,795,744, and RMB 1,879,084 were attributed to the Company.

Upon the disposal of Muhua Shangce, the Company recorded a gain amounting to RMB33,542,154. The calculation of the Company’s disposal gain is included in the following.

RMB
Cash consideration received from the disposal of Muhua Shangce	—
Add: Carrying value of redeemable non-controlling interests in Muhua Shangce	25,757,003
Add: Carrying value of non-redeemable non-controlling interests of Muhua Shangce	(4,423,059)
Subtotal	21,333,944
Less: Carrying value of net liabilities before disposal	(12,208,210)
Gain from the disposal of Muhua Shangce	33,542,154

(16)	SEGMENT INFORMATION

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

Overseas art study services and Other educational services have been identified as two separate reportable segments, as the two operating segments have met the quantitative threshold of 10 percent to be considered reportable respectively. The K-12 education assessment and other services are reported as others because revenue from reportable segments of Overseas art study services and Other educational services exceeds 75 percent of the total consolidated net revenues and management determines that no further reportable segments need to be identified and disclosed.

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

The following table presents selected financial information relating to the Group’s segments:

For the year ended December 31, 2021:	Overseas art study services	Other educational services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	181,035,267	21,174,198	—	202,209,465
Operating cost and expenses:
Cost of revenues	81,964,815	14,154,713	1,294,387	97,413,915
Research and development	4,176,398	3,148,402	4,476,745	11,801,545
Selling and marketing	60,436,932	5,598,532	113,996	66,149,460
Unallocated corporate expenses*	—	—	—	93,256,046
Total operating cost and expenses	146,578,145	22,901,647	5,885,128	268,620,966
Other operating income, net	—	—	22,018	22,018
Income (Loss) from continuing operations	34,457,122	(1,727,449)	(5,863,110)	(66,389,483)
Other income, net				28,439,789
Loss from continuing operations before income taxes				(37,949,694)

For the year ended December 31, 2020:	Overseas art study services	Other educational services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	138,703,946	20,025,679	3,437,922	162,167,547
Operating cost and expenses:
Cost of revenues	83,972,820	9,954,371	4,593,836	98,521,027
Research and development	1,834,597	150,622	6,847,269	8,832,488
Selling and marketing	49,804,055	3,266,430	429,566	53,500,051
Unallocated corporate expenses*	—	—	—	100,097,849
Impairment loss of intangible assets and other non-current assets	—	—	3,120,425	3,120,425
Provision for loan receivable and other receivables	—	—	5,904,305	5,904,305
Total operating cost and expenses	135,611,472	13,371,423	20,895,401	269,976,145
Other operating income, net	167,016	94,340	68,868	330,224
Income (Loss)from continuing operations	3,259,490	6,748,596	(17,388,611)	(107,478,374)
Other loss, net				(3,375,210)
Loss from continuing operations before income taxes				(110,853,584)

For the year ended December 31, 2019:	Overseas art study services	Other educational services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	82,376,727	9,045,411	6,348,029	97,770,167
Operating cost and expenses:
Cost of revenues	50,365,985	5,729,940	5,818,577	61,914,502
Research and development	—	—	11,817,255	11,817,255
Selling and marketing	27,859,200	1,217,014	5,035,998	34,112,212
Unallocated corporate expenses*	—	—	—	81,923,516
Impairment loss of intangible assets and other non-current assets	—	—	8,932,439	8,932,439
Provision for loan receivable and other receivables	—	—	17,430,825	17,430,825
Total operating cost and expenses	78,225,185	6,946,954	49,035,094	216,130,749
Other operating income, net	—	—	588,147	588,147
Income (Loss) from continuing operations	4,151,542	2,098,457	(42,098,918)	(117,772,435)
Other loss, net				(23,489,180)
Loss from continuing operations before income taxes				(141,261,615)

*Unallocated corporate expenses represent the general and administrative expenses for the years ended December 31, 2019, 2020 and 2021.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.
(17)	SHARE-BASED COMPENSATION

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

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2021, 8,674,396 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

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

In January and March 2019, 50,000 and 20,000 share options were granted to employees and officers, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months. The exercise prices of these two tranches options are USD 0.4868 and USD 0.532 per common share respectively.

In 2019, 1,698,790 share options with exercise price at USD 1.2611 per common share were issued to certain officer with service condition and specific performance target, among which 424,698 share options (the “First Tranche”) were granted on March 25, 2020 and vested on April 1, 2022. The remaining shall vest with a graded vesting as to 1/3 on each anniversary of April 1, 2022 for 3 years on the condition that specific performance target is achieved.

In November 2020, 842,000 share options with exercise price at USD 0.5697 per common share were issued to certain employees with service condition and specific performance target, among which 181,750 share options (the “First Tranche-A”) were granted on April 15, 2021 and the remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. As of the annual report date, 46,050 share options among the First Tranche-A has met the performance condition set forth in the grant agreements and shall vest on June 30, 2022.

In November 2020, 310,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 77,500 shares (the “First Tranche-B”) were granted on April 15, 2021 and the remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award.  As of the annual report date, 16,000 shares among the First Tranche-B has met the performance condition set forth in the grant agreements and shall vest on June 30, 2022.

Other than the restricted shares issued in November 2020, the restricted shares were awarded with non-forfeitable dividend rights before vesting.

A summary of the share options activities for years ended December 31, 2019, 2020 and 2021:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2018	1,142,212	0.67
Granted	70,000	0.50
Exercised	—	—
Forfeited	(809,712)	0.61
Cancelled	—	—
Expired	—	—
Outstanding as of December 31, 2019	402,500	0.75
Granted	424,698	1.26
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Expired	—	—
Outstanding as of December 31, 2020	827,198	1.01
Granted	181,750	0.57
Exercised	(62,416)	0.58
Forfeited	(135,700)	0.57
Cancelled	—	—
Expired	—	—
Outstanding as of December 31, 2021	810,832	1.02
Vested and expected to vest as of December 31, 2021	810,832	1.02	7.23	58
Exercisable as of December 31, 2021	260,500	0.85	6.44	38

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2021, was determined based on the closing price of the Company’s common shares on December 31, 2021.

Information relating to options outstanding and exercisable as of December 31, 2021 is as follows:

Options outstanding as of December 31, 2021			Options exercisable as of December 31, 2021
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
62,500	1.71	5.05	62,500	1.71	5.05
259,584	0.58	6.85	186,250	0.58	6.85
18,000	0.53	7.21	11,750	0.53	7.21
424,698	1.26	7.60	—	—	—
46,050	0.57	9.01	—	—	—
810,832	1.02	7.23	260,500	0.85	6.44

The Company calculated the fair value of the share options on the grant date, for the years ended December 31, 2019, 2020 and 2021, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended December 31,
	2019	2020	2021
Expected dividend yield	0%	0%	0%
Expected volatility	55%/54%	57%	70%
Expected term	6.08	6.04	5.40
Risk-free interest rate (per annum)	2.53%/2.45%	0.67%	0.90%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for non-vested share options for the year ended December 31, 2019, 2020 and 2021 is allocated to the following expense items:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	—	—	62,224
Research and development	68,016	—	6,944
Sales and marketing	—	—	6,806
General and administrative	345,991	316,815	476,435
Total share-based compensation expense	414,007	316,815	552,409

As of December 31, 2021, RMB 168,295 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.56 years.

Non-vested shares

A summary of the non-vested shares activities for the year ended December 31, 2019, 2020 and 2021 is presented below:

		Weighted average
	Number	grant date
	of shares	fair value
		USD
Outstanding at December 31, 2018	1,795,498	0.951
Granted	—	—
Vested	(693,362)	0.885
Forfeited	—	—
Cancelled	—	—
Outstanding at December 31, 2019	1,102,136	0.933
Granted	—	—
Vested	(484,678)	1.043
Forfeited	(14,370)	0.907
Cancelled	—	—
Outstanding at December 31, 2020	603,088	0.955
Granted	77,500	1.545
Vested	(419,752)	1.112
Forfeited	(61,500)	1.545
Cancelled	—	—
Outstanding at December 31, 2021	199,336	0.671

The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was USD 461,309, USD 318,038 and USD 422,516 respectively.

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended December 31, 2019, 2020 and 2021, the Company withheld 28,456, 12,292 and 13,464 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the years ended December 31, 2019, 2020 and 2021 is allocated to the following expense items:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	—	—	27,806
Research and development	367,313	74,861	3,692
Sales and marketing	—	—	11,741
General and administrative	4,028,134	1,385,107	444,324
Total share-based compensation expense	4,395,447	1,459,968	487,563

As of December 31, 2021, RMB 156,924 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 0.74 years.

(18)	COMMON SHARES

In connection with the Huanqiuyimeng Acquisition, the Company issued 9,360,000 common shares during the fiscal year ended December 31, 2019, refer to note 3 for details.

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

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 749,253 ADSs and 957,186 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2020 and 2021 respectively.

(19)	STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2020 and 2021, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,698,704 and RMB 25,698,704 , respectively, which is restricted for distribution to the Company.

(20)	RELATED PARTY TRANSACTIONS

Purchase of IT System Consulting Service, Office Sharing Service and System Development and Data Services from an Affiliate Company

Huanqiuyimeng has purchased consulting services relating to IT system from an affiliate company, ApplySquare Education & Technology Co., Ltd. (“Applysquare”) in October 2021. The expense recorded for the year ended December 31, 2021 was RMB 50,913.

In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare in launching a co-operation project with ApplySquare to explore solution for potential common customers with a term from October 16, 2021 to October 15, 2022.  Expenses of RMB 275,967 was recorded for the year ended December 31, 2021 in accordance with the agreement term.

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services.

Purchase of Online Education Platform Services from an Affiliate Company

Huanqiuyimeng has subscribed services of online educational platform provided by an affiliate company, EEO Empower Education Online Co., Ltd. (“EEO”), to support its online delivery of credit hours and other relevant services from January to June 2020. Cost of revenues in the amount of RMB 115,968 was recognized for the services purchased during the period.

Amounts Due to a Related Party

The CEO, director and shareholder of the Company, Mr. Xiaofeng Ma has offered interest-free personal funding support  of RMB 431,000 and RMB 200,000 on March 5 and March 30, 2020 respectively to Muhua Shangce, a then majority owned subsidiary of the Company, to support its operational cash needs during COVID-19, which became due in September 2020 and was extended for one year to September 2021. The outstanding balance was RMB 631,000 as of December 31, 2020. Muhua Shangce was disposed of in June 2021 and the related balance was derecognized from the Company’s consolidated financial statements  .

Joint Liability Guarantee provided by a Related Party

Muhua Shangce has borrowed RMB 3.0 million from a third-party company at an annual interest rate of 4.35% in April 2020, for which the Company’s CEO and Director, Mr. Xiaofeng Ma, has provided a joint liability guarantee. Muhua Shangce was disposed of in June 2021 and the related balance was derecognized from the Company’s consolidated financial statements.

Amounts Due to a Company Controlled by a Related Party

In November 2020 and May 2021, a partnership controlled by the Company’s CEO and Director, Mr. Xiaofeng Ma provided a ten-month interest-free loan of RMB 500,000 and a fourteen-month interest free loan of RMB 700,000 to Muhua Shangce respectively. The outstanding balance was RMB500,000 as of December 31, 2020. Muhua Shangce was disposed of in June 2021 and the related balance of RMB1,200,000 before the disposal was derecognized from the Company’s consolidated financial statements.

Expenses paid to a Related Company on behalf of Huanqiuyimeng

From January 1, 2020 to May 14, 2020, before Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”) became a wholly owned subsidiary of the Company, Huanqiuyimeng prepaid RMB 672,254 to Shanghai Aixue, a company previously owned by president Mr. Jun Zhang and one of the employees, and Shanghai Aixue paid a total of RMB 483,902 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng.

From the acquisition date of Huanqiuyimeng to December 31, 2019, Huanqiuyimeng prepaid RMB 1,038,494 to Shanghai Aixue, and Shanghai Aixue paid a total of RMB 1,037,126 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng. As of December 31, 2019, the outstanding balance was RMB 1,368 due from Shanghai Aixue, which is unsecured, interest free and repayable on demand.

(21)	COMMITMENTS AND CONTINGENCIES

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

While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes and the Company believes that the plaintiffs’ claims are without any merits in their claims, the Company is actively preparing for the foregoing suits and shall defend itself against those allegations vigorously. The amount of unfavorable outcomes, if any, cannot be reasonably estimated. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2021.

(22)	OPERATING LEASES

The Group generates rental income by leasing its own properties. Rental income under operating lease is recognized on a straight-line basis over the term of the lease, including any periods of free rent, and is classified as “other operating income, net” after netting off relevant costs.

Property on Operating Lease

	December 31, 2020	December 31, 2021
	RMB	RMB
Building	53,049,213	—
Less: Accumulated depreciation	(20,497,038)	—
	32,552,175	—

The operating lease entered into during the year ended December 31, 2021 has expired and there is no effective operating lease of properties as of December 31, 2021.

(23)	EARNINGS (LOSSES) PER COMMON SHARE

Basic and diluted earnings (losses) per common share are calculated as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to ATA Creativity Global	(122,253,989)	(92,198,032)	(33,649,593)
Redeemable non-controlling interest redemption value accretion	(6,008,491)	(6,184,572)	(2,283,089)
Net loss available to common shareholders	(128,262,480)	(98,382,604)	(35,932,682)
Denominator:
Denominator for basic loss per share:
Weighted average common shares outstanding	50,915,710	62,660,037	62,748,095
Denominator for diluted loss per share	50,915,710	62,660,037	62,748,095
Basic loss per common share from continuing operations	(2.62)	(1.57)	(0.57)
Diluted loss per common share from continuing operations	(2.62)	(1.57)	(0.57)
Basic earnings per common share from discontinued operations	0.10	—	—
Diluted earnings per common share from discontinued operations	0.10	—	—
Basic loss per common share attributable to ATA Creativity Global	(2.52)	(1.57)	(0.57)
Diluted loss per common share attributable to ATA Creativity Global	(2.52)	(1.57)	(0.57)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the year ended December 31, 2019, 2020 and 2021, because their effect is anti-dilutive:

	Year ended December 31,
	2019	2020	2021
Shares issuable under restricted shares and share options	402,500	827,198	810,832

(24)	DISCONTINUED OPERATIONS

In connection with the ATA Online Sale Transaction, a gain of RMB 4,894,197 from disposal of discontinued operations, net of income taxes, was recorded for the year ended December 31, 2019, which was to account for the reimbursement of legal and consulting expenses from the buyer in relation to the sale of ATA Online business. Cash inflow of RMB 4,894,197 was presented under cash received from investing activities in the consolidated statements of cash flows for the year ended December 31 2019 accordingly.

(25)	ATA CREATIVITY GLOBAL (“PARENT COMPANY”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	USD
Cash and cash equivalents	2,486,636	2,235,730	350,835
Prepaid expenses and other current assets	3,983	3,892	611
Investments in subsidiaries	198,028,805	187,780,984	29,466,934
Total assets	200,519,424	190,020,606	29,818,380
Accrued expenses and other payables	2,114,561	2,251,514	353,312
Total liabilities	2,114,561	2,251,514	353,312
Common shares	4,716,675	4,720,147	740,694
Treasury shares	(11,625,924)	(9,818,754)	(1,540,777)
Additional paid in capital	541,272,503	540,583,564	84,829,358
Accumulated other comprehensive loss	(37,424,722)	(37,559,847)	(5,893,960)
Accumulated deficit	(298,533,669)	(310,156,018)	(48,670,247)
Total shareholders’ equity	198,404,863	187,769,092	29,465,068
Total liabilities and shareholders’ equity	200,519,424	190,020,606	29,818,380

Condensed Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cost of revenues	—	—	(90,029)	(14,128)
Operating expenses	(6,928,823)	(10,748,782)	(6,412,398)	(1,006,245)
Provision for loan receivable	(11,843,167)	(3,943,902)	—	—
Investment loss	(110,881,674)	(83,753,528)	(5,120,016)	(803,442)
Interest expense	—	—	—	—
Interest income	1,391,183	63,613	139	22
Foreign currency exchange gains (losses), net	1	(5)	(45)	(7)
Loss before income taxes	(128,262,480)	(98,382,604)	(11,622,349)	(1,823,800)
Income tax expense	—	—	—	—
Net loss	(128,262,480)	(98,382,604)	(11,622,349)	(1,823,800)
Other comprehensive income (loss)	810,197	53,445	(135,125)	(21,204)
Comprehensive loss	(127,452,283)	(98,329,159)	(11,757,474)	(1,845,004)

Condensed Statements of Cash Flows

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,797,830)	(10,150,979)	(4,529,860)	(710,833)
Cash flows from investing activities:
Cash received from subsidiaries	—	3,804,240	4,113,412	645,484
Cash lent to subsidiaries	—	(72,794,230)	(9,692)	(1,521)
Proceeds from disposal of discontinued operations	4,894,197	—	—	—
Net cash provided by (used in) investing activities	4,894,197	(68,989,990)	4,103,720	643,963
Cash flows from financing activities:
Cash received from Private placement	61,693,192	8,530,931	—	—
Cash received for exercise of share options	—	—	232,245	36,444
Repurchase of treasury shares	—	(4,003,530)	—	—
Net cash provided by (used in) financing activities	61,693,192	4,527,401	232,245	36,444
Effect of foreign exchange rate changes on cash	810,196	(895,932)	(57,011)	(8,946)
Net increase (decrease) in cash	62,599,755	(75,509,500)	(250,906)	(39,372)
Cash and cash equivalents at beginning of year	15,396,381	77,996,136	2,486,636	390,207
Cash and cash equivalents at end of year	77,996,136	2,486,636	2,235,730	350,835