Form 20-F
period 2022-12-31
ATA Creativity Global
filed 2023-04-12
CIK 1420529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ruobai Sima
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

63,244,340 common shares
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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

•	the “Company” refers to ATA Creativity Global, formerly known as ATA Inc.

•	“we,” “us,” “our company,” “our” and “ACG” refer to the Company and its subsidiaries, as the context requires.

•	the “VIE” refers to ATA Intelligent Learning (Beijing) Technology Limited, our variable interest entity based in China, and its subsidiary, as the context requires.

•	the “WFOE” refers to ATA Education Technology (Beijing) Limited, formerly known as ATA Testing Authority (Beijing) Limited.

•	“Huanqiuyimeng” refers to Beijing Huanqiuyimeng Education Consultation Corp., 100% equity interests of which were acquired by the VIE and us in 2019 (the “Huanqiuyimeng Acquisition”).

•	“ATA Online” refers to ATA Online (Beijing) Education Technology Co., Ltd., which was a wholly owned subsidiary of us and was disposed of by us on August 16, 2018.

•

“ATA Online Business” refers to, collectively, ATA Online and its subsidiaries, ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, which were former subsidiaries of the Company incorporated under the laws of mainland China and holding companies of ATA Online, which we disposed of on August 16, 2018.

•	“China,” “Chinese” and “PRC” refer to the People’s Republic of China.

•	all references to “Renminbi” or “RMB” are to the legal currency of mainland China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

•	“PRC GAAP” refers to generally accepted accounting principles in mainland China.

•	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.

•	“PRC subsidiary” means any direct and indirect subsidiary of the Company incorporated and domiciled in mainland China.

•

“credit hour” refers to the standard unit we use to measure educational credit for our portfolio training services (as defined below) and other educational services; each credit hour roughly equals one hour of time committed by our teachers in our portfolio training services and other educational services.

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2021 and 2022 and for each of the years in the three-year period ended December 31, 2022, and the related notes. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “AACG”.

We conduct our business primarily in China and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB 6.8972 to US$1.00, the noon buying rate in effect as of December 31, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of the US. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future prospects and market acceptance of our products and services;

•	our future business development and results of operations;

•	our plans for mergers and acquisitions;

•	the impact of the Huanqiuyimeng Acquisition;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plans to expand and enhance our products and services, and increase our online and hybrid offerings;

•	the potential market size and growth of our products and services;

•	competition in the market for our products and services;

•	PRC laws, regulations and policies, including those applicable to the education industry, internet content providers, variable interest entity and foreign exchange;

•	the impact of the political tensions between the United States and China or other countries, and the impact of actual or potential international military actions;

•	the impact of the outbreak and continuing spread of the coronavirus disease, or COVID-19, and other pandemics or natural disasters; and

•	assumptions underlying or related to any of the foregoing.

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

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools and training organizations, junior art education and other educational services to our students. We have successfully helped thousands of students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries, among which quite some have gained entry into top art universities and colleges in such countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our service spectrum.

For the fiscal year ended December 31, 2022, we had 4,029 students enrolled, of which 56.4% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. Our net revenues were RMB 162.2 million, RMB 202.2 million and RMB 206.8 million ($30.0 million) in the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through its PRC subsidiary Huanqiuyimeng and its subsidiaries. The Company, through its wholly owned subsidiary ACG International Group Limited, or ACGIGL, holds 69.04% of the equity interests of Huanqiuyimeng. The Company also has the power to direct activities of the VIE through the WFOE and consolidates the VIE into its consolidated financial statements under U.S. GAAP. As of the date of this annual report, the VIE has no business operations of its own, but holds 30.96% equity interests in Huanqiuyimeng, and 70% equity interests in Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company newly established in August 2021 for purpose of developing and marketing our project-based learning services in the form of short-term art courses but has no business operations as of the date of this annual report. Other than holding equity interests in Huanqiuyimeng and Beijing Zhenwu, the VIE also holds minority investments in two PRC companies. Notwithstanding the foregoing, as we are currently expanding our online courses and other services, for which an internet content provision license, or ICP license, may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required. The variable interest entity structure is a structure commonly used to provide contractual exposure to foreign investment in China-based companies where PRC law prohibits or restricts direct foreign investment in the related Chinese operating companies, and investors may never be able to directly hold equity interests in the VIE. This structure involves unique risks to investors and PRC regulatory authorities could disallow our variable interest entity structure, which may result in a material change in our operations and/or value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless. See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.” for more detailed discussions.

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

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations and overseas listing in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, issuing new regulations requiring Chinese companies conducting direct and indirect overseas securities offering and listing to complete filing procedure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new or still evolving, it is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business” and “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China.”

Our Corporate Structure

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through ACGIGL, a wholly owned subsidiary of the Company, and 30.96% equity interests of Huanqiuyimeng is owned by the VIE. We, through the WFOE, entered into a series of contractual arrangements with the VIE and its shareholders, including (i) powers of attorney under which we can exclusively exercise all rights of shareholders of the VIE; (ii) exclusive technical consulting and services agreement that allows us to have sole and exclusive right to provide specified technical and consulting services to the VIE and receive certain consulting fees from the VIE; (iii) call option and cooperation agreement and loan agreements that provide us with the option to purchase the equity interest in the VIE; and (iv) equity interest pledge agreements that guarantee the performance of the VIE and its shareholders’ obligations under the exclusive technical consulting and services agreement and the call option and cooperation agreement. Under U.S. GAAP, pursuant to such contractual arrangements, the Company has (i) the power, through the WFOE, to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the losses and the right to receive benefits of the VIE that could potentially be significant to the VIE. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. See “Item 4.A. History and Development of the Company — Our Consolidated Variable Interest Entity.” and “Item 4.A. History and Development of the Company — Contractual Arrangements with the VIE.” However, these contractual arrangements may be less effective in providing operational control than direct ownership as the VIE’s shareholders may fail to perform their obligations under the contractual arrangements and we could incur substantial costs in enforcing these contractual arrangements if we are able to enforce these contractual arrangements at all. Our rights under such contractual arrangements have not been tested in a court of law, and we cannot assure you that a court would enforce our contractual rights. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.”

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

(4)

We conduct our operations through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly or majority owned subsidiaries. As of April 6, 2023, Huanqiuyimeng has 9 directly or indirectly wholly owned subsidiaries and 1 directly majority owned subsidiary.

Government Regulations and Permissions

As of the date of this annual report, we believe that the Company, its subsidiaries and the VIE have received all requisite permissions and approvals from the PRC government authorities to operate their business in China and offer securities to foreign investors, and no permissions or approvals have been denied. We have obtained an opinion from Jincheng Tongda & Neal Law Firm, our PRC legal counsel, with respect to all permissions and approvals necessary to operate our business in China and offer securities to foreign investors. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions and approvals are not required but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, the Company, its subsidiaries and the VIE may be required to obtain additional licenses or approvals. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements.

Below is a table summarizing (i) all permissions and approvals the Company, its subsidiaries or the VIE are required to obtain from the PRC government authorities for their business operations in China as of the date of this annual report; (ii) permissions and approvals which we may inadvertently conclude are not required but the regulators may not take the same view as we do, and (iii) permissions and approvals that are not required as of the date of this annual report but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations, based on information available to the Company.

	Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
Permissions and approvals the Company, its subsidiaries or the VIE are required to obtain from the PRC government authorities for their business operations in China	Business License	PRC subsidiaries of the Company and the VIE	Not applicable as all entities required to obtain such permissions and approvals have obtained such permissions and approvals.
	Registration and Filing of Foreign-invested Enterprises	The WFOE and Huanqiuyimeng
Permissions and approvals which we may inadvertently conclude are not required but the regulators may not take the same view as we do	Operating Permit for Private School or approvals for non-academic after-school tutoring institutions from local competent authorities (see below for more detailed discussion)	One of our subsidiaries Qingdao Haili Education Consultation Co., Ltd., or Qingdao Haili, has obtained an Operating Permit for Private School, but Qingdao Haili does not operate any of our training centers and none of our training centers have obtained an Operating Permit or approvals for non-academic after-school tutoring institutions from local competent authorities	Our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations, which could materially and adversely affect our business, results of operations, financial condition, and the value of our ADSs.

	Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
	Travel Agency Business License (see below for more detailed discussion)	None

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

Permissions and approvals that are not required as of the date of this annual report but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations	Filing with the CSRC under the Overseas Offering and Listing Measures (see below for more detailed discussion)	Not applicable

The PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, warning letters, or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Clearance under the Confidentiality Provisions (see below for more detailed discussion)	Not applicable	The Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

Potential Permissions and Approvals for Business Operations

Operating Permit for Private School

According to the Law for Promoting Private Education, as amended by the Standing Committee of the National People’s Congress of the PRC, or the NPC, on December 29, 2018 (the “Amended Private Education Law”), and the Amended Implementation Rules for the Law for Promoting Private Education newly promulgated by the State Council on April 7, 2021 which became effective on September 1, 2021 (the “Amended Implementation Rules”), private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Opinion, which, among others, requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) formulate standards for different categories of non-academic subjects and (iii) conduct strict examination before granting any permission. As of the date of this annual report, certain local government authorities (including some of the areas where we have training centers) have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Education of Guangdong Province issued a notice which provides that local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving in non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Education of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which provides that, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On March 10, 2022, the Department of Culture and Tourism of Jiangsu Province issued the Admission Guidance of Non-academic After School Tutoring Institutions Involving Art Training (Trial Implementation), which came into effect on April 10, 2022 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students in the stage of compulsory education and kindergarten-age children shall apply for operating permit or approval for non-academic after-school tutoring institution from local culture and tourism administration authorities at county level, and the local authorities may issue specific implementing rules for the implementation of the foregoing; on May 9, 2022, the Department of Culture and Tourism of Jiangsu Province further issued the Management Measures for Non-academic After School Tutoring Institutions Involving Art Training (Trial Implementation ), which came into effect on June 9, 2022 and provides that the non-academic after school tutoring institutions providing art training to high school students shall also apply for operating permit or approval from local culture and tourism administration authorities at county level. On June 15, 2022, the Department of Culture and Tourism and the Department of Education of Shandong Province jointly issued the Provisions on the Establishment of After School Tutoring Institutions Involving Culture and Arts (Provisional), which came into effect on August 1, 2022 with a two-year validity period and provides that, among others, the non-academic after school tutoring institutions providing culture and art training to students in compulsory education stage and high school stage shall obtain private school operating permit from local competent authorities, and the local authorities may issue specific implementing rules for the implementation of the foregoing. On August 15, 2022, the Department of Culture and Tourism and the Department of Education of Yunnan Province jointly issued the Admission Guidance of Non-academic After School Tutoring Institutions Involving Culture and Art Training (Trial Implementation), which provides that, among others, the non-academic after school tutoring institutions involving culture and art training that provide training for students of compulsory education stage shall apply for the approval for non-academic after-school tutoring institution from local culture and tourism administration authorities at county level, the local authorities may issue specific implementing rules, and the non-academic after school tutoring institutions providing training for preschool children aged 3 to 6 and high school students shall also follow this guideline. On December 29, 2022, the Department of Culture and Tourism of Sichuan Province and other seven departments jointly issued the Regulations on the Management of Non-Academic After School Tutoring Institutions (Trial Implementation), which came into effect on February 1, 2023 with a two-year validity period and provides that, among others, the non-academic after school tutoring institutions providing culture and art, technology and physical training to K-12 students (including preschool children aged 3 to 6), shall obtain private school operating permit from local competent authorities, and the local authorities may issue specific implementing rules for the implementation of the foregoing. However, the foregoing laws, regulations, rules and guidance are recently issued, and thus the interpretation of the foregoing remain unclear in several respects at this time, and especially, it is unclear if private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us are required to obtain private school operating permits or the approval for non-academic after-school tutoring institution from local competent authorities. Since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits or other relevant approval from local competent authorities by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules.

To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits or approvals for non-academic after-school tutoring institutions from local competent authorities. As of the date of this annual report, one of our subsidiaries Qingdao Haili has obtained an operating permit for private school, but Qingdao Haili does not operate any of our training centers and none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

Operating Permit for Travel-related Activity

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, amended on November 29, 2020, and the Implementation Rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. With respect to our research-based learning services, our PRC subsidiaries cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which require them to obtain travel agency permit. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines on such PRC subsidiaries. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

ICP license

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), the provision of information services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. Since the outbreak of the COVID-19, we have shifted some of our offline courses to online courses and provided them to our students through online platforms of third-party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third-party online platforms. To date, our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license. However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do. If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license to preserve our flexibility to operate relevant business. If the ICP license is required in the future or we choose to provide information services through our own online platform, we will transfer relevant businesses to the VIE to comply with the compliance requirements. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

Security Assessment of Cross-border Transfer of Personal Information/Personal Information Protection Certification

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021, pursuant to which, personal information processors, who need to transfer personal information out of mainland China for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information cross the border of mainland China, it shall inform the information owners the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. On July 7, 2022, the Cyberspace Administration of China, or the CAC, issued the Measures on Security Assessment of the Cross-border Transfer of Data, which took effect on September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal information generated from or collected in mainland China should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment, we will face uncertainty as to whether any required actions can be timely completed, or at all.

Under the Personal Information Protection Law, the Company, its subsidiaries and the VIE may meet the requirements by either completing personal information protection certification or entering into the standard contract formulated by the national cyberspace authorities as the amount of personal information we or the VIE transfer across the border is relatively small.

On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. However, as the national cyberspace authorities have not yet authorized any professional organizations to conduct personal information protection certification as of the date of this annual report, the Company, its subsidiaries and the VIE still have no access to complete the personal information protection certification. On February 22, 2023, the CAC issued the Provisions on Model Contract for Cross-border Transfer of Personal Information (the “Model Contract Provision”) with an exhibit of model contract, which will take effect on June 1, 2023. According to the Model Contract Provision, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority. As the relevant rules are recently issued, we are still evaluating whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues.

In the event of any failure to comply with the Personal Information Protection Law the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

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

Filing with the CSRC under the Overseas Offering and Listing Measures

On February 17, 2023, the CSRC issued the Trail Implementation Management Measures of Overseas Offering and Listing by Domestic Companies (the “Overseas Offering and Listing Measures”), which came into effect on March 31, 2023, and provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and in the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Notice on Management and Arrangement of the Filing of Overseas Offering and Listing by Domestic Companies issued by CSRC on February 17, 2023 (the “Overseas Offering and Listing Notice”), an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the Overseas Offering and Listing Measures is recently issued and the interpretations and implementation of such regulation still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023. In addition, since regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Cybersecurity Review

On December 28, 2021, the CAC published the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, pursuant to which, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange, shall be subject to the cybersecurity review by the CAC. We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring us to go through the cybersecurity review by the CAC. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

Clearance under the Confidentiality Provisions

On February 24, 2023, the CSRC and other PRC governmental authorities issued Provisions on Strengthening the Relevant Confidentiality and Archives Management Work Relating to the Overseas Issuance of Securities and Listing of Domestic Enterprises (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Confidentiality Provisions. Domestic enterprises that provide, publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. As the Confidentiality Provisions were recently issued, their interpretation and implementation remain substantially uncertain. However, we tend to believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the foregoing approval or complete any of the foregoing procedures. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

The Company may transfer funds to ATA BVI and ACGIGL through capital contribution into or a shareholder loan to such subsidiaries respectively. ATA BVI may transfer funds through capital contribution into or a shareholder loan to the WFOE. ACGIGL may transfer funds through capital contribution into or a shareholder loan to ATA Creativity Global (Hong Kong) Limited, or ACG HK, which is formerly known as Xing Wei Institute (HongKong) Limited, and Huanqiuyimeng respectively. The WFOE and Huanqiuyimeng may transfer funds to their respective subsidiaries through capital contribution into or a shareholder loan to them. The WFOE provides services including comprehensive business support, technical services, and consultancy, in exchange for service fees from the VIE. The WFOE may also provide loans to the VIE, subject to statutory limits and restrictions. In addition, the VIE may also receive dividends from its subsidiaries or investing companies, including Huanqiuyimeng, Beijing Zhenwu, and others.

As of the date hereof, we have not installed written cash management policies that dictate how funds are transferred between us, our subsidiaries, the VIE or investors. However, we have established internal controls and procedures for cash flows within our organization during daily operations, under which each transfer of cash between the Company, our subsidiaries, the VIE or investors is subject to stringent internal approval process.

The following diagram illustrates the typical fund flow through our organization (including the VIE).

Cash Flow and Assets Transfer between the Company, Its Subsidiaries, and the VIE

For the year ended December 31, 2020, the Company received cash inflows of US$1.2 million from new investors through private placements. See line item of “Cash flows from financing activities - Cash received upon private placement” in the Company’s condensed consolidating schedule depicting the consolidated cash flows under “— VIE Consolidation Schedule” (the “Condensed Cash Flow Schedule”) for fiscal year 2020, and the Company’s consolidated statements of cash flows for fiscal year 2020. The Company received RMB4.1 million from subsidiaries of the Company and paid RMB9,692 to subsidiaries of the Company, respectively, for the year ended December 31, 2021. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2021. The Company received RMB3.2 million from subsidiaries of the Company and paid RMB0.1 million to subsidiaries of the Company, respectively, for the year ended December 31, 2022. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2022.

Cash is transferred from the Company to its subsidiaries through shareholder loan and capital contribution. For the year ended December 31, 2020, ATA BVI made capital contribution of US$5.0 million to its subsidiaries. These cash flows were classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and were eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2020. See note 3 to the Condensed Cash Flow Schedule for fiscal year 2020. For the year ended December 31, 2020, the Company transferred RMB72.8 million, out of the proceeds it received from the private placement during the years of 2019 and 2020 to its subsidiaries in support of their operations. See line items of “Cash flows from investing activities – Cash paid to inter-companies” and “Cash flows from financing activities – Cash received from inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020. The Company also received RMB3.8 million from its subsidiaries as repayment of financial support from the Company. See line items of “Cash flows from investing activities – Cash received from inter-companies” and “Cash flows from financing activities – Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2020 and note 4 thereto. For the year ended December 31, 2021, subsidiaries of ATA BVI repaid RMB2.7 million to ATA BVI in relation to the loan borrowed from ATA BVI during the year ended December 31, 2019. This cash flow was classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and was eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2021. See note 1 to the Condensed Cash Flow Schedule for fiscal year 2021.

To date, we and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements (defined below). We and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the years ended December 31, 2020, 2021 and 2022, due to the fact that the VIE did not provide material services, the VIE did not generate cash inflows from the delivery of services, and its cash inflows were provided via capital contribution of the nominee shareholders and loan arrangement from subsidiaries of the Company. For the years ended December 31, 2020, 2021 and 2022, the VIE borrowed RMB15.1 million, RMB5.9 million and RMB0.8 million from subsidiaries of the Company respectively. The VIE repaid nil, RMB250,000 and nil to subsidiaries of the Company during the years ended December 31, 2020, 2021 and 2022, respectively. See line items of “Cash flows from investing activities – Cash paid to inter-companies/Cash received from inter-companies” and “Cash flows from financing activities – Cash received from inter-companies/Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2020, 2021 and 2022. As of December 31, 2022, the outstanding payables due from the VIE to subsidiaries of the Company were RMB63.6 million, which was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2022. These cash flows were classified as investing activities of subsidiaries of the Company and financing activities of the VIE, respectively.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company, or “new nominee shareholder”) and paid back the entire RMB5.0 million loan to the WFOE. The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. See line item of “Cash flows from investing activities - Cash received upon repayment of loan to a nominee shareholder of the VIE/ Cash paid for issuance loan to a nominee shareholder of the VIE” respectively in the Condensed Cash Flow Schedule for fiscal year 2020 and note 5 thereto. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2022, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB45.0 million and RMB5.0 million respectively were recorded as the receivables due from related parties for VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2022.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2020, 2021 and 2022.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

The Company’s subsidiaries and the VIE did not make any dividends or distributions to the Company in the fiscal years ended December 31, 2020, 2021 and 2022. If any dividend is paid by our PRC subsidiaries to the Company in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.” If any payment is made from the VIE to the WFOE pursuant to the contractual arrangements between them, such payments will be subject to PRC taxes, including business taxes and value-added tax, or VAT.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

The Company did not make any dividends or distributions to its shareholders in the fiscal years ended December 31, 2020, 2021 and 2022. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses

We face various restrictions and limitations that impact our ability to transfer cash between our entities, across borders and to U.S. investors, and our ability to distribute earnings from our business, including our subsidiaries and/or the VIE, to the Company and U.S. investors as well as the ability to settle amounts owed under the VIE Agreements.

•

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through its PRC subsidiary Huanqiuyimeng and its subsidiaries and may elect to provide such services through the VIE in the future. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our PRC subsidiaries or the VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries or the VIE is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

•

Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in mainland China or within an entity domiciled in mainland China and may need to be used to fund our operations outside of mainland China, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans. See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”

•

PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in mainland China, up to the amount of net assets held in each operating subsidiary. See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

•

Due to various requirements imposed by PRC laws and regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIE may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or its subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIE, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3.D. Risk Factors — Summary of Risk Factors — PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”

•

If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D. Risk Factors — Summary of Risk Factors — We may be classified as a ‘resident enterprise’ of China, which may result in unfavorable tax consequences to us and the investors”, “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”

•

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

VIE Consolidation Schedule

The following tables present the Company’s condensed consolidating schedule depicting the consolidated statements of comprehensive income (loss) for the fiscal years ended December 31, 2020, 2021 and 2022 of the Company, its subsidiaries, the VIE, and the corresponding eliminating adjustments separately.

	Year Ended December 31,
	2022
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	—	206,820,874	—	—	206,820,874
Cost and expenses:
Cost of revenues	88,930	104,226,926	—	—	104,315,856
Operating expenses	6,175,519	152,050,480	882,098	—	159,108,097
Total cost and expenses	6,264,449	256,277,406	882,098	—	263,423,953

Other operating income, net	—	16,515	—	—		16,515
Loss from operations	(6,264,449)	(49,440,017)	(882,098)	—		(56,586,564)
Other income	6,857	754,982	483	—		762,322
Investment loss	(41,635,317)	—	(6,942,500)	48,577,817	(2)	—
Gain on deconsolidation of subsidiaries and others, net	—	1,308,627	—	—		1,308,627
Loss before income taxes	(47,892,909)	(47,376,408)	(7,824,115)	48,577,817		(54,515,615)
Income tax benefit	—	(5,921,384)	—	—		(5,921,384)

Net loss	(47,892,909)	(41,455,024)	(7,824,115)	48,577,817		(48,594,231)

Net loss attributable to non-controlling interests	—	(7,636,896)	(6,926)	6,942,500	(2)	(701,322)

Net loss attributable to ATA Creativity Global	(47,892,909)	(33,818,128)	(7,817,189)	41,635,317		(47,892,909)

	Year Ended December 31,
	2021
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	202,209,465	—	—		202,209,465
Cost and expenses:
Cost of revenues	90,029	97,323,886	—	—		97,413,915
Operating expenses	6,412,398	163,895,033	1,032,971	(133,351	)(1)	171,207,051
Total cost and expenses	6,502,427	261,218,919	1,032,971	(133,351)		268,620,966

Other operating income, net	—	155,369	—	(133,351	)(1)	22,018
Loss from operations	(6,502,427)	(58,854,085)	(1,032,971)	—		(66,389,483)
Other income	94	894,258	3,283	—		897,635
Investment loss	(5,120,016)	—	(7,042,524)	12,162,540	(2)	—
Gain on deconsolidation of subsidiaries and others, net	—	33,542,154	—	—		33,542,154
Impairment loss of long-term investments	—	—	(6,000,000)	—		(6,000,000)
Loss before income taxes	(11,622,349)	(24,417,673)	(14,072,212)	12,162,540		(37,949,694)
Income tax benefit	—	(1,539,577)	—	—		(1,539,577)

Net loss	(11,622,349)	(22,878,096)	(14,072,212)	12,162,540		(36,410,117)

Net loss attributable to non-controlling interests	—	(9,747,545)	(55,503)	7,042,524	(2)	(2,760,524)

Net loss attributable to ATA Creativity Global	(11,622,349)	(13,130,551)	(14,016,709)	5,120,016		(33,649,593)

	Year Ended December 31,
	2020
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments	Consolidated
	RMB	RMB	RMB	RMB	RMB
Net revenues	—	162,167,547	—	—	162,167,547
Cost and expenses:
Cost of revenues	—	98,521,027	—	—	98,521,027
Impairment loss of intangible assets	—	3,120,425	—	—	3,120,425
Provision for loan receivable and other receivables	3,943,902	1,960,403	—	—	5,904,305
Operating expenses	10,748,782	151,212,911	468,695	—	162,430,388
Total cost and expenses	14,692,684	254,814,766	468,695	—	269,976,145

Other operating income, net	—	330,224	—	—		330,224
Loss from operations	(14,692,684)	(92,316,995)	(468,695)	—		(107,478,374)
Other income	63,608	50,050	5,323	—		118,981
Investment loss	(83,753,528)	—	(13,840,830)	97,594,358	(2)	—
Loss on deconsolidation of subsidiaries and others, net	—	(1,767,800)	—	—		(1,767,800)
Impairment loss of long-term investments	—	(1,726,391)	—	—		(1,726,391)
Loss before income taxes	(98,382,604)	(95,761,136)	(14,304,202)	97,594,358		(110,853,584)
Income tax benefit	—	(10,268,836)	—	—		(10,268,836)

Net loss	(98,382,604)	(85,492,300)	(14,304,202)	97,594,358		(100,584,748)

Net loss attributable to non-controlling interests	—	(22,227,546)	—	13,840,830	(2)	(8,386,716)

Net loss attributable to ATA Creativity Global	(98,382,604)	(63,264,754)	(14,304,202)	83,753,528		(92,198,032)

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

The following tables present the Company’s condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021 and 2022 of the Company, its subsidiaries, the VIE and corresponding eliminating adjustments separately.

	December 31, 2022
	The Company	Subsidiaries of the Company		VIE		Elimination adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	1,098,896	53,721,421		159,882		—		54,980,199
Accounts receivable, net	—	5,852,038		—		—		5,852,038
Prepaid expenses and other current assets	4,252	4,419,441		6,592		—		4,430,285
Inter-company receivables	—	63,597,353	(1)	—		(63,597,353	)(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000	)(2)	—

Total current assets	1,103,148	177,590,253		166,474		(113,597,353)		65,262,522

Non-current assets:
Other non-current assets	—	174,910,165		2,590		—		174,912,755
Goodwill	—	196,289,492		—		—		196,289,492
Long-term investments	144,677,894	38,000,000		55,779,696		(200,457,590	)(3)	38,000,000

Total non-current assets	144,677,894	409,199,657		55,782,286		(200,457,590)		409,202,247

Total assets	145,781,042	586,789,910		55,948,760		(314,054,943)		474,464,769

LIABILITIES
Current liabilities:
Accrued expenses and other payables	2,681,709	53,088,197		134,604		—		55,904,510
Deferred revenues and other current liabilities	—	236,638,003		—		—		236,638,003
Inter-company payables	—	—		63,597,353	(1)	(63,597,353	)(1)	—

Total current liabilities	2,681,709	289,726,200		63,731,957		(63,597,353)		292,542,513

Total non-current liabilities	—	38,408,066		—		—		38,408,066

Total liabilities	2,681,709	328,134,266		63,731,957		(63,597,353)		330,950,579

Shareholders’ equity:
Common shares	4,720,147	—	—	—		4,720,147
Paid-in capital	—	15,984,800	50,000,000 (2)	(65,984,800	)(2)(3)	—
Treasury shares	(8,626,894)	—	—	—	(3)	(8,626,894)
Additional paid-in capital	542,058,092	(120,477,456)	—	120,477,456	(3)	542,058,092
Accumulated other comprehensive loss	(37,003,085)	31,925,988	—	(31,925,988	)(3)	(37,003,085)
Retained earnings (accumulated deficits)	(358,048,927)	268,022,829	(57,720,768)	(210,302,061	)(3)	(358,048,927)
Non-controlling interests	—	63,199,483	(62,429)	(62,722,197	)(3)	414,857

Total shareholders’ equity	143,099,333	258,655,644	(7,783,197)	(250,457,590)		143,514,190

Total liabilities and shareholders’ equity	145,781,042	586,789,910	55,948,760	(314,054,943)		474,464,769

	December 31, 2021
	The Company	Subsidiaries of the Company		VIE		Elimination adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	2,235,730	68,912,585		191,046		—		71,339,361
Accounts receivable, net	—	938,189		—		—		938,189
Prepaid expenses and other current assets	3,892	3,109,667		16,041		—		3,129,600
Inter-company receivables	—	62,767,353	(1)	—		(62,767,353	)(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000	)(2)	—

Total current assets	2,239,622	185,727,794		207,087		(112,767,353)		75,407,150

Non-current assets:
Other non-current assets	—	199,010,119		3,078		—		199,013,197
Goodwill	—	194,754,963		—		—		194,754,963
Long-term investments	187,780,984	38,000,000		62,722,195		(250,503,179	)(3)	38,000,000

Total non-current assets	187,780,984	431,765,082		62,725,273		(250,503,179)		431,768,160

Total assets	190,020,606	617,492,876		62,932,360		(363,270,532)		507,175,310

LIABILITIES
Current liabilities:
Accrued expenses and other payables	2,251,514	45,798,492		124,089		—		48,174,095
Deferred revenues and other current liabilities	—	219,804,519		—		—		219,804,519
Inter-company payables	—	—		62,767,353	(1)	(62,767,353	)(1)	—

Total current liabilities	2,251,514	265,603,011		62,891,442		(62,767,353)		267,978,614

Total non-current liabilities	—	48,297,162		—		—		48,297,162

Total liabilities	2,251,514	313,900,173		62,891,442		(62,767,353)		316,275,776

Shareholders’ equity:
Common shares	4,720,147	—		—		—		4,720,147
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800	)(2)(3)	—
Treasury shares	(9,818,754)	—		—		—	(3)	(9,818,754)
Additional paid-in capital	540,583,564	(121,495,877)		—		121,495,877	(3)	540,583,564
Accumulated other comprehensive loss	(37,559,847)	(37,920,623)		—		37,920,623	(3)	(37,559,847)
Retained earnings (accumulated deficits)	(310,156,018)	381,116,261		(49,903,579)		(331,212,682	)(3)	(310,156,018)
Non-controlling interests	—	65,908,142		(55,503)		(62,722,197	)(3)	3,130,442

Total shareholders’ equity	187,769,092	303,592,703		40,918		(300,503,179)		190,899,534

Total liabilities and shareholders’ equity	190,020,606	617,492,876		62,932,360		(363,270,532)		507,175,310

(1)	To eliminate the amounts related to the loans provided by subsidiaries of the Company to the VIE.

(2)	To eliminate the loans that the WFOE provided to Mr. Xiaofeng Ma and Mr. Jun Zhang as capital contribution (common shares) into the VIE.
(3)	To eliminate the Company’s equity pick-up from subsidiaries or the VIE under respective equity accounts with corresponding long-term investment balances of the subsidiaries or the VIE.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2020, 2021 and 2022 of the Company, its subsidiaries, the VIE, and corresponding eliminating adjustments separately.

	Year Ended December 31,
	2022
	The Company	Subsidiaries of the Company	VIE	Elimination adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net cash used in operating activities	(4,509,052)	(9,243,485)	(861,350)	—		(14,613,887)
Cash flows from investing activities:
Cash received from inter-companies	3,159,503	—	—	(3,159,503)		—
Cash paid to inter-companies	(101,614)	(830,186)	—	931,800		—
Cash paid for property and equipment	—	(1,618,338)	—	—		(1,618,338)
Other cash movements	—	(871,765)	—	—		(871,765)
Net cash provided by (used in) investing activities	3,057,889	(3,320,289)	—	(2,227,703	)(2)	(2,490,103)
Cash flows from financing activities:
Cash received from inter-companies	—	101,614	830,186	(931,800)		—
Cash paid to inter-companies	—	(3,159,503)	—	3,159,503		—
Other cash movements	218,943	(30,731)	—	—		188,212
Net cash provided by (used in) financing activities	218,943	(3,088,620)	830,186	2,227,703	(2)	188,212
Effect of foreign currency exchange rate changes on cash	95,386	461,230	—	—		556,616

Net decrease in cash and cash equivalents	(1,136,834)	(15,191,164)	(31,164)	—		(16,359,162)

Cash and cash equivalents at the beginning of the year	2,235,730	68,912,585	191,046	—		71,339,361

Cash and cash equivalents at the end of the year	1,098,896	53,721,421	159,882	—		54,980,199

	Year Ended December 31,
	2021
	The Company	Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash used in operating activities	(4,529,860)	(26,400,482)		(903,343)	—		(31,833,685)
Cash flows from investing activities:
Payment for acquisition of a subsidiary	—	—		(4,642,082)	—		(4,642,082)
Cash received from inter-companies	4,113,412	250,000	(1)	—	(4,363,412)		—
Cash paid to inter-companies	(9,692)	(5,895,353)		—	5,905,045		—
Cash paid for property and equipment	—	(4,451,589)		—	—		(4,451,589)
Other cash movements	—	(935,321)		—	—		(935,321)
Net cash provided by (used in) investing activities	4,103,720	(11,032,263)		(4,642,082)	1,541,633	(2)	(10,028,992)
Cash flows from financing activities:
Cash received from short-term loans	—	2,710,000		—	—		2,710,000
Repayment of short-term loans	—	(2,000,000)		—	—		(2,000,000)
Cash received from inter-companies	—	9,692		5,895,353	(5,905,045)		—
Cash paid to inter-companies	—	(4,113,412	)(1)	(250,000)	4,363,412		—
Other cash movements	232,245	(114,729)		—	—		117,516
Net cash provided by (used in) financing activities	232,245	(3,508,449)		5,645,353	(1,541,633	)(2)	827,516
Effect of foreign currency exchange rate changes on cash	(57,011)	(291,900)		—	—		(348,911)

Net increase (decrease) in cash and cash equivalents	(250,906)	(41,233,094)		99,928	—		(41,384,072)

Cash and cash equivalents at the beginning of the year	2,486,636	110,145,679		91,118	—		112,723,433

Cash and cash equivalents at the end of the year	2,235,730	68,912,585		191,046	—		71,339,361

	Year Ended December 31,
	2020
	The Company	Subsidiaries of the Company		VIE	Elimination adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash used in operating activities	(10,150,979)	(17,256,377)		(466,004)	—		(27,873,360)
Cash flows from investing activities:
Payment for acquisition of a subsidiary	—	—		(15,000,000)	—		(15,000,000)
Cash paid to inter-companies	(72,794,230)	(15,122,000	)(3)	—	87,916,230		—
Cash paid for property and equipment	—	(4,910,407)		—	—		(4,910,407)
Cash received from inter-companies	3,804,240 (4)	—		—	(3,804,240)		—
Cash received upon repayment of loan to a nominee shareholder of the VIE	—	5,000,000	(5)	—	(5,000,000)		—
Cash paid for issuance loan to a nominee shareholder of the VIE	—	(5,000,000	)(5)	—	5,000,000		—
Other cash movements	—	819,979		—	—		819,979
Net cash used in investing activities	(68,989,990)	(19,212,428)		(15,000,000)	84,111,990	(2)	(19,090,428)
Cash flows from financing activities:
Cash received from short-term loans	—	19,618,000		—	—		19,618,000
Repayment of short-term loans	—	(17,808,000)		—	—		(17,808,000)
Cash received upon repayment of loan to a nominee shareholder of the VIE	—	—		—	5,000,000		5,000,000
Cash paid for issuance loan to a nominee shareholder of the VIE	—	—		—	(5,000,000)		(5,000,000)
Cash received from inter-companies	—	72,794,230	(3)	15,122,000	(87,916,230)		—
Cash received upon private placement	8,530,931	—		—	—		8,530,931
Cash paid for repurchase of common shares	(4,003,530)	—		—	—		(4,003,530)
Cash paid to inter-companies	—	(3,804,240	)(4)	—	3,804,240		—
Other cash movements	—	(33,807)		—	—		(33,807)
Net cash provided by financing activities	4,527,401	70,766,183		15,122,000	(84,111,990	)(2)	6,303,594
Effect of foreign currency exchange rate changes on cash	(895,932)	81,801		—	—		(814,131)

Net increase (decrease) in cash and cash equivalents	(75,509,500)	34,379,179		(344,004)	—		(41,474,325)

Cash and cash equivalents at the beginning of the year	77,996,136	75,766,500		435,122	—		154,197,758

Cash and cash equivalents at the end of the year	2,486,636	110,145,679		91,118	—		112,723,433

(1)

For the fiscal year ended December 31, 2021, ATA BVI, a subsidiary of the Company, received RMB2.7 million repayment of loan from its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of “Subsidiaries of the Company”.

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

(3)

For the fiscal year ended December 31, 2020, ATA BVI, a subsidiary of the Company, made capital contribution of US$5.0 million to its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of “Subsidiaries of the Company”.

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

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

On December 18, 2020, Holding Foreign Companies Accountable Act, or HFCAA, was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or PCAOB, for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Because our auditor is located in mainland China, our auditor was subject to such PCAOB determination. Following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, on May 26, 2022, the Company was identified on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa). On August 26, 2022, the CSRC, the Ministry of Finance of China, or MOF, and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Statement of Protocol disclosed by the PCAOB, the PCAOB shall have sole discretion to select any issuer audits for inspection or investigation in addition to other provisions that are intended to provide the PCAOB with complete access. The SEC also indicated in its fact sheet regarding the Protocol that the PCAOB may transfer information to the SEC for all SEC purposes, including administrative or civil enforcement actions.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. As a result, we believe that the Company will not be identified as a Commission-Identified Issuer under the HFCAA upon filing our annual report on Form 20-F for the fiscal year ended December 31, 2022 and thus the calculation of the consecutive period to trigger trade prohibition will be interrupted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA, if necessary. Thus, there is no guarantee that our auditor will not be subject to any future determination issued by the PCAOB arising from its failure to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — On December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, because of positions taken by PRC authorities in those jurisdictions. Although the PCAOB determined on December 15, 2022 that it was currently able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, there is no guarantee that the PRC authorities will continue to facilitate the PCAOB on such inspection and investigation. If PCAOB determined that it is unable to inspect or investigate completely our auditor because of positions taken by PRC authorities in the future, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.”

Enforceability of Civil Liabilities

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. The Company is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Zhilei Tong, our director, and Ruobai Sima, our Chief Financial Officer, are located in mainland China, and Andrew Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or these individuals, to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws, or to enforce against us, the VIE or our directors and executive officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Item 3.D. Risk factors — Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.”

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

Conyers, Dill & Pearman, our counsel as to Cayman Islands law, and Jincheng Tongda & Neal Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (i) recognize or enforce judgments of United States courts obtained against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers, Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty), or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Jincheng Tongda & Neal Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us, the VIE or our directors and executive officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

•

Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

•

We may be classified as a “resident enterprise” of China, which may result in unfavorable tax consequences to us and the investors. See “— Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

•

PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy. See “— Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”

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

•

On December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, because of positions taken by PRC authorities in those jurisdictions. Although the PCAOB determined on December 15, 2022 that it was currently able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, there is no guarantee that the PRC authorities will continue to facilitate the PCAOB on such inspection and investigation. If PCAOB determined that it is unable to inspect or investigate completely our auditor because of positions taken by PRC authorities in the future, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

•

Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing. See “— Risks Relating to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”

•	Fluctuations in exchange rates could result in foreign currency exchange losses.

•

The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.

Risks Relating to Our Corporate Structure

•

The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. See “— Risks Relating to Our Corporate Structure — The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.” for a more detailed discussion.

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

•

The Company previously failed to comply with Nasdaq’s minimum bid price requirement and although the Company regained compliance within the grace period, the Company may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and its shares may be delisted if the Company is unable to regain compliance with Nasdaq rules within the applicable grace periods.

•

The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American Depositary Receipts, or ADRs, and the procedures established by the depositary.

•

The Company is not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.

•

Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable. See “— Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.” for a more detailed discussion.

•	We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online Business.

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

Around 11% of our teachers are our full-time employees, who contributed around 40% of our total credit hours delivered for fiscal year ended December 31, 2022, and the rest are academics from universities and colleges or designers of private studios within their respective specializations who typically work for us on a part-time basis. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary school teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

If we fail to build, maintain and enhance the value of our brand, our business may not grow and our financial results may be adversely impacted.

We believe that market awareness of our “ACG” brand is important to the success of our creative arts related international education businesses, and that maintaining and enhancing the value of our brand is critical to increase our competitive advantage. Our brand promotion initiatives primarily include cooperating with overseas study counselling agents, language test preparation institutions and other similar sales channels to enhance our brand awareness among students of such sales channels, advertising our brand on the mainstream online search engines and social media platforms, participating in educational seminars, art workshops and on-campus events to give free speeches and lectures in order to introduce and promote our brand name, and periodically participating in and hosting educational expositions and other community events to distribute information brochures and promote our brand name.

As we are still at the stage of building and enhancing our brand recognition, negative comments on our services may result in unfavorable publicity for us, and could materially and adversely damage our brand and reputation, whether or not the comments are objective or fair. Moreover, as we continue to grow in size, expand our service offerings and extend our geographic reach, it may be more difficult to maintain the quality and consistent standards of our services and to protect and promote our brand name. Furthermore, we cannot assure you that our marketing methods and strategies will be successful in promoting our brand in a cost-effective manner.

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

We have established 21 training centers in China as of April 6, 2023. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, the referendum on Brexit in June 2016, the global coronavirus outbreak, and the outbreak of hostilities in Europe, could have an adverse effect on our portfolio training services, research-based learning services, overseas study counselling services and other educational services. Such events may discourage students from studying in the United States, the United Kingdom and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. These factors could cause declines in the student enrollment for our portfolio training services, research-based learning services, overseas study counselling services and other educational services and could have an adverse effect on our overall business and results of operations.

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

As part of our business strategy, we previously made strategic investments and acquisitions in complementary businesses. For example, we have made some equity investments in the past and most of them have been fully impaired. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies. In 2020, we recognized an impairment loss of RMB 1.6 million to reduce our investment in ApplySquare Education & Technology Co., Ltd., or ApplySquare, to zero as of December 31, 2020 due to severe shortage of working capital and negative development of its business. In the third quarter of 2021, ACG made a qualitative assessment and determined that Beijing Xiaozhi Education & Technology Co., Ltd., or Xiaozhi, failed to meet the expected milestones and operation forecasts and encountered a shortage of working capital resulted from continuous negative operating cash flows, which indicates that impairment exists. The Company recognized an impairment loss of RMB6.0 million to reduce the investment to zero.

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

Our copyrights, trademarks, trade secrets, patents and other intellectual property are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trademark, patent, and copyright law, trade secret protection and confidentiality agreements with our employees, students, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of the PRC legal system and potential difficulties in enforcing a court judgment in mainland China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation.

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

Capital requirements are difficult to plan in the rapidly changing industries in which we operate. We believe that our current cash and expected future cash flows from operations will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of international education companies;

•	regulatory requirements or restrictions related to and the conditions of the U.S., PRC and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	Chinese government regulation of foreign investment in mainland China;

•	economic, political and other conditions in mainland China; and

•	Chinese government policies relating to the borrowing and remittance of foreign currency outside mainland China.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the changes in China’s consumer price index was 2.5%, 0.9% and 2.0% in the years 2020, 2021 and 2022. China’s overall economy and the average wage in China are expected to continue to grow. As a result, the average wage level for our employees and part-time teachers has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected. The outbreak of COVID-19 may have a material adverse impact on the general economic outlook, economic growth and business sentiment (see “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”), and may in turn influence the labor cost.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result, we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We did not design and maintain effective controls over certain information technology (“IT”) general controls for the information system, during the trial period of the system, that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting certain IT applications are identified, tested, authorized and implemented appropriately, and (ii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirement. As a result, process level controls that are dependent on the completeness and accuracy of information derived from the affected IT system were ineffective because they could have been adversely impacted. The material weakness described above did not result in actual misstatements and there were no impacts on the consolidated financial statements as of and for the year ended December 31, 2022. We have reinforced the oversight and review procedure over the information. We will continue to implement the necessary procedures and policies to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate material weakness in our internal control over financial reporting in the future.

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

Disruption to or failures of our or our third party IT service providers’ IT infrastructure and any failure to maintain the satisfactory performance, cyber-security incidents, including data security breaches or viruses, could materially and adversely affect the business, reputation, financial condition and results of operations of us.

The proper functioning and reliability of our and our third party IT service providers’ IT infrastructure is critical to our operations and reputation. We mainly rely on “Software-as-a-Service” products provided by third party IT service providers to conduct daily operations and management. In addition, due to the outbreak of the COVID-19, some of our services have been shifted to online channel and we provide our services to students through online platforms provided by third party IT service providers. Accordingly, any errors, defects, disruptions or other performance problems with our and the third party IT service providers’ IT infrastructure could damage our reputation, decrease user satisfaction, adversely impact our ability to attract new customers, and materially disrupt our operations. Our and our third party IT service providers’ systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in software, computer viruses, hacking and other attempts to harm these systems. In addition, we cannot assure you that we and our third party IT service providers will be able to timely scale up and adjust the existing technology and infrastructure to respond to system interruptions.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2022. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions Regarding Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rule, among other things, requires that an offshore company controlled by PRC companies or individuals that has acquired a PRC domestic company for the purpose of listing the PRC domestic company’s equity interest on an overseas stock exchange must obtain the approval of the CSRC prior to the listing and trading of such offshore company’s securities on an overseas stock exchange. On September 21, 2006, the CSRC, pursuant to the M&A Rule, published on its official website procedures specifying documents and materials required to be submitted to it by offshore companies seeking CSRC approval of their overseas listings.

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

On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the Overseas Offering and Listing Measures is recently issued and the interpretations and implementation of such regulation still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023. In addition, since regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, pursuant to which, among others, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange, shall be subject to the cybersecurity review by the CAC. We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring us to go through the cybersecurity review by the CAC.

On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Confidentiality Provisions. Domestic enterprises that provide, publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. As the Confidentiality Provisions were recently issued, their interpretation and implementation remain substantially uncertain. However, we tend to believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the foregoing approval or complete any of the foregoing procedures. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

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

Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.

We adopt a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. Chinese legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2022, our PRC subsidiaries have allocated RMB25.7 million ($3.7 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash between entities.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.

Under the EIT Law, an enterprise established outside of mainland China with its “de facto management body” in mainland China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. In addition, a tax circular issued by the SAT on April 22, 2009 regarding the standards used to classify certain Chinese controlled enterprises established outside of mainland China as “resident enterprises,” or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Circular 82 also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that exercises “substantial and overall management and control over the manufacturing and business operations, personnel, and human resources, finances and properties of an enterprise.” In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, a majority of the members of our management team as well as the management team of some of our offshore holding companies are located in mainland China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign entities like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign entities like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.

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

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash across borders, and to U.S. investors.

PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest funds in our PRC subsidiaries and the VIE through loans or capital contributions. Under applicable PRC laws, any loan made by us to the WFOE and Huanqiuyimeng, each an FIE, cannot exceed statutory limits and all such loans must be registered with SAFE, or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017 and other PRC laws and regulations regarding foreign debt, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to the VIE or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets.

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

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash between entities.

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liabilities under PRC laws, which could adversely affect our business and prospects.

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

Our significant shareholder, Mr. Xiaofeng Ma, has previously completed his registration with SAFE and is in the process of updating his registration, and we have urged our other Chinese resident shareholders, including our president Mr. Jun Zhang, to register under SAFE Circular 37 and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

According to the Amended Private Education Law and the Amended Implementation Rules, private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinion, which, among others, requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) formulate standards for different categories of non-academic subjects and (iii) conduct strict examination before granting any permission. As of the date of this annual report, certain local government authorities (including some of the areas where we have training centers) have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Educational of Guangdong Province issued a notice which provides local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving in non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Educational of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which, provides, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On March 10, 2022, the Department of Culture and Tourism of Jiangsu Province issued the Admission Guidance of Non-academic After School Tutoring Institutions Involving Art Training (Trial Implementation), which came into effect on April 10, 2022 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students in the stage of compulsory education and kindergarten-age children shall apply for operating permit or approval for non-academic after-school tutoring institution from local culture and tourism administration authorities at county level, and the local authorities may issue specific implementing rules for the implementation of the foregoing; on May 9, 2022, the Department of Culture and Tourism of Jiangsu Province further issued the Management Measures for Non-academic After School Tutoring Institutions Involving Art Training (Trial Implementation ), which came into effect on June 9, 2022 and provides that the non-academic after school tutoring institutions providing art training to high school shall also apply for operating permit or approval from local culture and tourism administration authorities at county level. On June 15, 2022, the Department of Culture and Tourism and the Department of Education of Shandong Province jointly issued the Provisions on the Establishment of After School Tutoring Institutions Involving Culture and Arts (Provisional), which came into effect on August 1, 2022 with a two-year validity period and provides that, among others, the non-academic after school tutoring institutions providing culture and art training to students in compulsory education stage and high school stage shall obtain private school operating permit from local competent authorities, and the local authorities may issue specific implementing rules for the implementation of the foregoing. On August 15, 2022, the Department of Culture and Tourism and the Department of Education of Yunnan Province jointly issued the Admission Guidance of Non-academic After School Tutoring Institutions Involving Culture and Art Training (Trial Implementation), which provides that, among others, the non-academic after school tutoring institutions involving culture and art training that provide training for students of compulsory education stage shall apply for the approval for non-academic after-school tutoring institution from local culture and tourism administration authorities at county level, the local authorities may issue specific implementing rules, and the non-academic after school tutoring institutions providing training for preschool children aged 3 to 6 and high school students shall also follow this guideline. On December 29, 2022, the Department of Culture and Tourism of Sichuan Province and other seven departments jointly issued the Regulations on the Management of Non-Academic After School Tutoring Institutions (Trial Implementation), which came into effect on February 1, 2023 with a two-year validity period and provides that, among others, the non-academic after school tutoring institutions providing culture and art, technology and physical training to K-12 students (including preschool children aged 3 to 6), shall obtain private school operating permit from local competent authorities, and the local authorities may issue specific implementing rules for the implementation of the foregoing. However, the foregoing laws, regulations, rules and guidance are recently issued, and thus the interpretation of the foregoing remain unclear in several respects at this time, and especially, it is unclear if private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us are required to obtain private school operating permits or the approval for non-academic after-school tutoring institution from local competent authorities. Since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits or other relevant approval from local competent authorities by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules. To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits or approvals for non-academic after-school tutoring institutions from local competent authorities. As of the date of this annual, one of our subsidiaries Qingdao Haili has obtained an operating permit for private school, but Qingdao Haili does not operate any of our training centers and none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, our training centers may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has been evolving rapidly in recent years. In July 2013, China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. In November 2016, the Standing Committee of the NPC promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect networks from unauthorized interference, damage and unauthorized access to prevent data from being divulged, stolen or tampered with. On September 14, 2022, the CAC published the Decision of Amending PRC Cyber Security Law (Draft for Comments), or the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Since 2019, the CAC and other relevant authorities further issued detailed implementation rules and measures to refine these information security and privacy protection related regulations. On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Our business is facing and/or may face significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we may collect, process, transmit and store the personal information of students. We and the VIE have adopted various security measures pertaining to the collection, processing, transmission or storage of user information, and have not experienced any material cyber-attacks on our and the VIE’s cyber systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft, misuse, or unauthorized interference, damage, or unauthorized or inappropriate disclosure of personal data of our students. In case of any misuse of information collected from our students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability or regulatory penalties. Any such negative publicity, liability or regulatory penalties could cause us to lose students, expose us to costly litigation and have a material adverse impact on our business and results of operations.

On the other hand, pursuant to the Personal Information Protection Law, personal information processors, who need to transfer personal information out of mainland China for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information cross the border of mainland China, it shall inform the information owners the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, which took effect on September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal information generated from or collected in mainland China should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment, we will face uncertainty as to whether any required actions can be timely completed, or at all. Under the Personal Information Protection Law, the Company, its subsidiaries and the VIE may meet the requirements by either completing personal information protection certification or entering into the standard contract formulated by the national cyberspace authorities as the amount of personal information we or the VIE transfer across the border is relatively small. On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. However, as the national cyberspace authorities have not yet authorized any professional organizations to conduct personal information protection certification as of the date of this annual report, the Company, its subsidiaries and the VIE still have no access to complete the personal information protection certification. On February 22, 2023, the CAC issued the Model Contract Provision with an exhibit of model contract, which will take effect on June 1, 2023. According to the Model Contract Provision, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority. As the relevant rules are recently issued, we are still evaluating whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues. In the event of any failure to comply with the Personal Information Protection Law the Company, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

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

On January 8, 2021, the CAC published the Amended Measures for the Administration of Internet Information Services (Draft for Comments), which requires that any organization or individual within the territory of mainland China that provides internet information services to users in mainland China using network resources at home and abroad shall abide by the provisions of these measures. To engage in internet information services, which belong to the operation of telecommunications business, an ICP license from the competent telecommunications department shall be obtained. Internet information service providers shall establish an information release review system. On November 14, 2021, the CAC published the Internet Data Security Regulations (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors that handle personal information of more than one million people intending to be listed abroad should apply for a cybersecurity review.

As the Amended Measures for the Administration of Internet Information Services (Draft for Comments) and the Internet Data Security Regulations (Draft for Comments) have not been adopted, and it remains unclear whether the formal versions to be adopted in the future will have any further material changes, and it is uncertain how such regulations will be enacted, interpreted, or implemented or how they will affect us.

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

Based on our understanding of the Opinion, the Notice and relevant local implementing measures for the Opinion, our major business, including portfolio training services and other art related services, is not academic subjects tutoring for students in compulsory education, and thus is not subject to the Opinion, the Notice and relevant local implementing measures. However, one type of our ancillary services, i.e., some art related academic educational learning services carried out by foreign teachers residing overseas, may fall under the coverage of the Opinion and its local implementing measures, which together only constitute a very small portion of our business operations and contributed around 4.0% of our net revenues for the fiscal year ended December 31, 2022. Although the Opinion states that after-school tutoring institutions shall not engage foreign teachers residing overseas to carry out training activities and does not specifically limit this restriction to Academic AST Institutions, the Opinion itself is focused on regulating Academic AST Institutions, therefore, it is unclear whether our services will fall under such restriction. As of the date of this annual report, we have not received any notifications for rectification or administrative measure which requires us to rectify any of our business in accordance with the Opinion. Overall, we do not believe the Opinion and the relevant regulations would have a material adverse impact on our business. We are closely monitoring the evolving regulatory environment and is making efforts to seek guidance from and cooperate with the government authorities to comply with the Opinion, and if there is no other available option, we may elect to change the business model of or dispose of the foregoing art training services carried out by foreign teachers to ensure compliance, which may adversely affect our business, financial condition and results of operations.

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

In addition, the PRC government authorities are also enhancing regulation on the non-academic after school tutoring institutions. On March 3, 2022, the MOE, National Development and Reform Commission, or NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After School Training Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use model service contract, strictly perform contractual obligations and self-regulate their own charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety. Further, on November 30, 2022, the MOE and other twelve PRC government authorities jointly issued the Opinions on Regulating Non-Academic After School Tutoring Institutions for Primary, Middle and High School Students, which provides and reiterates that, among others, (i) local government authorities shall classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) non-academic after school tutoring institutions shall meet certain conditions in respect of training place, training staff and operations, (iii) online non-academic after-school tutoring institutions shall obtain the approval from competent government authority at provincial level before incorporation registration and obtain approval from telecommunication authority at provincial level for conducting Internet information services; offline non-academic after-school tutoring institutions shall obtain the approval from competent government authority at county level before incorporation registration, (iv) non-academic after school tutoring institutions shall ensure that training contents are suitable for the age, mental and physical characteristics and cognitive level of students, and (v) all the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection. Moreover, as of the date of this annual report, certain local government authorities (including some of the areas where we have training centers, such as Guangdong Province, Jiangsu Province, Shandong Province, Yunnan Province and Sichuan Province) have promulgated specific rules to regulate the market access and operation activities of non-academic after school tutoring institutions, which typically specify the various requirements in relation to market access, training place, teachers, teaching materials, pre-collection of training fees, etc. However, the foregoing notice, opinions and rules are recently issued, and thus the interpretation of the foregoing notice, opinions and rules remain unclear in several respects at this time, and especially, it is unclear if the foregoing notice, opinions and rules are applicable to private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us. If the foregoing notice, opinions and rules also apply to us, failure to comply with the relevant provisions therein may lead to administrative measures by the competent authorities and thus may materially and adversely impact our business and financial outlook. In addition, if the foregoing notice, opinions and rules also apply to us, we would be subject to the limitation for the pre-collection of training fees and the cost of our training centers would increase to meet various requirements for training place, teachers and teaching materials and our financial condition may therefore be adversely impacted.

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

For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. On December 28, 2021, the CAC published the Cybersecurity Review Measures which, among others, require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. As of the date of this annual report, we believe the permission and approval of the CSRC or the CAC is not required for our operations, but as these rules and regulations were newly issued or are still in the process of being formulated, official guidance and interpretation of such rules and regulations remain unclear in several respects at this time, we cannot assure you that we will remain fully compliant with all new regulatory requirements of such rules and regulations or any future implementation rules on a timely basis, or at all.

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

Recently, the Chinese government has stepped up its supervision on Chinese companies listed offshore and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers in the future. For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. On December 28, 2021, the CAC published the Cybersecurity Review Measures which, among others, require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023 and provides that, domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. Although we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded. As a result, you, the Company, its subsidiaries and the VIE all face uncertainty about future actions by the PRC government that could significantly affect our business operations and our ability to offer or continue to offer securities to investors and any such future actions may cause the value of our securities to significantly decline or be worthless.

On December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, because of positions taken by PRC authorities in those jurisdictions. Although the PCAOB determined on December 15, 2022 that it was currently able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, there is no guarantee that the PRC authorities will continue to facilitate the PCAOB on such inspection and investigation. If PCAOB determined that it is unable to inspect or investigate completely our auditor because of positions taken by PRC authorities in the future, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

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

On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the amendments provide notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Because our auditor is located in mainland China, our auditor is subject to such PCAOB determination. On May 26, 2022, the Company was identified on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa).

On August 26, 2022, the CSRC, the MOF and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. While the Protocol remains unpublished, pursuant to the fact sheet with respect to the Statement of Protocol issued by the PCAOB, the PCAOB shall have sole discretion to select any issuer audits for inspection or investigation in addition to other provisions that are intended to provide the PCAOB with complete access. The SEC also indicated in its fact sheet regarding the Protocol that the PCAOB may transfer information to the SEC for all SEC purposes, including administrative or civil enforcement actions. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including our auditor) and vacated its previous determinations to the contrary. As a result, we believe that the Company will not be identified as a Commission-Identified Issuer under the HFCAA upon filing our annual report on Form 20-F for the fiscal year ended December 31, 2022 and thus the calculation of the consecutive period to trigger trade prohibition will be interrupted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA, if necessary. Thus, there is no guarantee that our auditor will not be subject to any future determination issued by the PCAOB arising from its failure to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Moreover, the SEC may also propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. The SEC announced that the SEC staff would prepare a single, consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

In addition, if the PCAOB is unable to conduct full inspections over our auditor in the future, the PCAOB will not be able to fully evaluate the audits and quality control procedures of our auditor, and as a result, we and investors in our ADSs or common shares will be deprived of the benefits of such PCAOB inspections. Furthermore, if the PCAOB determines again in the future that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions, such inability will make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause our investors and potential investors to lose confidence in our auditor’s audit procedures and our reported financial information and the quality of the consolidated financial statements.

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

Majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize cash generated from sales of our services in Renminbi to fund our business activities outside mainland China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Cash generated from sales of our services in mainland China can be converted into foreign currency to pay salaries of employees located outside of mainland China upon the employee completing certain registration procedures. Cash generated from sales of our services in mainland China can also be used to pay off debt generated outside of mainland China, provided that we comply with the applicable foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

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

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for more detailed analysis on the restrictions on our ability to transfer cash between entities and across borders.

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

In January 2020, there was an outbreak of respiratory disease caused by COVID-19 pandemic, which expanded widely within China and globally. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government had imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. The outbreak of COVID-19 has adversely affected our business operations in certain aspects. For example, after the outbreak of COVID-19, our training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After the COVID-19 pandemic was gradually under control and following the directives of local governments, most of our training centers progressively resumed operation by June 2020. However, as the COVID-19 pandemic continued to evolve, restrictions were re-imposed from time to time thereafter in certain cities to combat local sporadic outbreaks. Variations of the COVID-19 virus, including notably the Omicron variant, caused new outbreaks in China and across the world. Since the beginning of 2022, the resurgence of COVID-19 in China resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak and we also experienced temporary close-down of our training centers in several cities from time to time in response to such local sporadic outbreaks. As a response to the situation, we have implemented certain practical plans, including converting some of our offline courses to online courses and delivering them to students through third-party platforms since February 2020, and adopting a written policy to guide our and the VIE’s employees in response to the outbreak of COVID-19 in January 2020.

Additionally, during the COVID-19 pandemic, a number of countries and territories have implemented quarantining policies and travel restrictions from and to seriously affected cities or areas. Those measures, though temporary in nature, may continue and increase depending on developments in the coronavirus outbreak. In the first half year of 2020, although our students with any on-campus training have been given the option to take their classes online since the COVID-19 outbreak, some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on our revenues to be recognized from portfolio training services, and enrollment from offline training centers have also been adversely affected due to the aforementioned temporary closure of training centers. Such impact was progressively mitigated after the COVID-19 pandemic was gradually under control in the second half year of 2020. In addition, our ability to deliver our overseas related travel services has adversely impacted since the outbreak of COVID-19. Some students have delayed or cancelled their overseas study or travel plans due to these restrictive measures or safety considerations, and thus the demand for our services, especially demand for our overseas related travel services and overseas study counselling services decreased, which has adversely affected our business, financial performance and results of operations.

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including us, are gradually returning to normal. However, we are uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and resurgence of the COVID-19 pandemic and any other adverse public health developments may result in the possibility of the closure of our training centers or our offices again while we remain obligated to pay rent and other expenses for these facilities, the quarantining of infected or potentially infected students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of our operations, or the cancellation or deferments of student enrollment to avoid the spread of disease. We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition, which we believe will depend on the duration and degree of the pandemic. If the outbreak persists or escalates without being effectively controlled in the future, our business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities which may restrict our operations in China and abroad.

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

Risks Relating to Our Corporate Structure

The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.

The Company is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through its PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through a wholly owned subsidiary and 30.96% of the equity interests of Huanqiuyimeng is owned by the VIE. As we are currently expanding our online courses and other services, for which an ICP license may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.

The VIE is 90% owned by Mr. Xiaofeng Ma, our Chairman of the Board of Directors and Chief Executive Officer, and 10% owned by Mr. Jun Zhang, our President and director. Mr. Ma and Mr. Zhang are PRC citizens. We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to:

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

Contractual arrangements relating to the VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

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

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2022 and December 31, 2022, our ADS prices as reported on Nasdaq ranged between a low of $0.8797 and a high of $2.94. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Public companies listed in the United States that conduct most of their business in China have been the subject of short selling. Short selling refers to the sale of securities that the seller does not own, but rather has borrowed from a third party with the intent of buying back the same securities at a later date to pay back to the lender. The short seller expects to profit from the decline in the value of the security between the sale of the borrowed security and the purchase of the replacement security, because the short seller expects to pay less when he or she purchases than when he or she sells. In the short seller’s interest in the falling price of the security, many short sellers publish, or arrange to publish, negative opinions about the issuer and its business prospects after short selling the security in order to create negative market momentum and generate profits for themselves. In the past, these attacks from short sellers have led to a market sell-off of stocks. Much of the scrutiny and negative coverage has focused on allegations of a lack of effective internal controls over financial reporting, which have resulted in financial and accounting irregularities and mistakes, inadequate corporate governance policies or failure to comply with those policies, and in many cases, allegations of fraud. As a result, many of these companies are currently conducting internal and external investigations into these allegations and have been subject to shareholder litigations and/or SEC enforcement actions in the interim.

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

Although our ADSs are traded on Nasdaq, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2023 was approximately 35,296 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 6, 2023, there were 63.2 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 2,569,636 common shares, including options to purchase an aggregate of 1,226,742 common shares immediately exercisable as of April 6, 2023. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

The Company previously failed to comply with Nasdaq’s minimum bid price requirement and although the Company regained compliance within the grace period, the Company may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements, and its shares may be delisted if the Company is unable to regain compliance with Nasdaq rules within the applicable grace periods.

On May 14, 2020, the Company received a notification letter (the “Notification Letter”) from The Nasdaq Capital Market advising us that for 30 consecutive business days preceding the date of the Notification Letter, the bid price of the Company’s ADSs had closed below the minimum $1.00 per ADS required for continued listing under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Company was provided 180 calendar days to regain compliance with the Minimum Bid Price Rule. On July 9, 2020, the Company was informed by Nasdaq that the Company regained compliance with the minimum bid price requirement under the Minimum Bid Price Rule as a result of the closing bid price of our ADSs having been at $1.00 per ADS or greater for at least 10 consecutive business days from June 22, 2020 to July 6, 2020.

However, it is possible that the Company may fail to comply with the continued listing requirement of the Nasdaq Marketplace Rule 5550(a)(2) again or any other listing requirements. If so, Nasdaq may delist its shares if the Company cannot regain compliance timely, even though the Company may still trade its shares over the Over-the-Counter Bulletin Board (OTCBB) or the pink sheets system.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significant influence on us and our corporate actions by virtue of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Mr. Xiaofeng Ma, beneficially owns approximately 39.8% of our outstanding common shares as of April 6, 2023. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

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

The Company is not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.

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

Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.

The Company is not a Chinese operating company but a Cayman Islands company and majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Zhilei Tong, our director, and Ruobai Sima, our Chief Financial Officer, are located in mainland China, and Andrew Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or our directors and executive officers, or to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, it may also be difficult, impractical or impossible for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, the VIE and our directors and executive officers, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — Enforceability of Civil Liabilities” for more detailed analysis on the enforceability.

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

We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online Business, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

Three lawsuits were filed in connection with our sale of the ATA Online Business, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” As of April 6, 2023, among these three lawsuits, one case was dismissed by the relevant court but the plaintiffs have appealed such dismissal order and we are vigorously preparing to defend against such appeal, and the other two cases were designated to be heard by the Second International Commercial Court of the Supreme People’s Court but have not been heard yet. While we do not believe there are any merit to the plaintiffs’ allegations and intend to vigorously defend against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. In the event that our initial defense of the lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, either of which could harm our business. Also, the plaintiffs may revise their claims for damages related to these matters, we cannot predict the impact of these damage claims on our business or financial results.

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

In November 2013, we completed the acquisition of the entire equity interest of ACG HK (previously named Xing Wei Institute (HongKong) Limited), a private education technology company that provides training solutions as well as online and mobile training platforms for corporations in China. In 2022, we conducted an internal restructuring by transferring the entire equity interest we directly held in ACG HK to our wholly owned subsidiary ACGIGL. As of the date of this annual report, ACG HK has not yet conducted any business.

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

In July 2022, we disposed of 70% equity interest held by us in Beijing Quanouyimeng Culture Transmission Co., Ltd., or Quanouyimeng, which was a wholly owned subsidiary of Huanqiuyimeng engaged in foreign language training services, to focus our efforts on growing our core art-related international education services. After the disposition, Quanouyimeng became a minority investment of us and the financials of Quanouyimeng was subsequently deconsolidated.

In October 2022, we completed the acquisition of the remaining 40% equity interest in Sichuan Huanqiuyilian Education Consultation Co., Ltd., or Sichuan Huanqiuyilian, in which we held 60% equity interest before the acquisition. Sichuan Huanqiuyilian is engaged in the business of the sale and delivery of portfolio training service and certain other educational services, as well as the promotion and sale of overseas study counselling service and research-based learning service.

For an organizational structure of the Company, its subsidiaries and the VIE and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Corporate Information

The Company is a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing, China, and our telephone number is (86-10) 6518-1133. Our primary website address is http://www.atai.net.cn. The information on our websites do not form a part of this annual report. On February 1, 2008, the Company completed the initial public offering, which involved the sale by the Company of 4,874,012 of our ADSs, representing 9,748,024 of the Company’s common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our Consolidated Variable Interest Entity

The VIE was established in March 2018 to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments. As of the date of this annual report, the VIE is not engaged in any business operations itself. Our primary business operations, including our portfolio training business, research-based learning services, overseas study counselling services and other educational services, are conducted primarily through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through a wholly owned BVI holding company, and 30.96% equity interests of Huanqiuyimeng is owned by the VIE. Currently, the VIE also holds 70% equity interests in Beijing Zhenwu, a PRC company newly established in August 2021 for purposes of developing and marketing our project-based learning services in form of short-term art courses but has no business operations as of the date of this annual report. Other than holding 30.96% equity interests in Huanqiuyimeng and 70% equity interests in Beijing Zhenwu, the VIE also holds minority investments in two other PRC companies. As we are currently expanding our online courses and other services, for which ICP license may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.

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

•	the business operations of our Company and all of our PRC subsidiaries, as described in this annual report, are in compliance with existing published PRC laws and regulations in all material aspects.

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

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools and training organizations, junior art education and other related educational services to our students. We have successfully helped approximately ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries as of December 31, 2022, among which quite a few gained entry into top art universities and colleges in these countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum. In order to focus our efforts on growing our core international education services business, we disposed of (i) the legacy business of K-12 education assessment services by disposing of the entire 54.60% equity interest we held in Muhua Shangce in June 2021, and (ii) most of our foreign language training business by disposing of our 70% equity interest in Quanouyimeng in July 2022.

For the fiscal year ended December 31, 2022, we had 4,029 students enrolled, of which 56.4% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2022 were RMB 206.8 million ($30.0 million). Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.0%, 1.8%, 12.1% and 12.1%, respectively, of our total net revenues in the fiscal year ended December 31, 2022. Our total net loss for the fiscal year ended December 31, 2022 was RMB 48.6 million ($7.0 million). Our total net revenues for the fiscal year ended December 31, 2021 were RMB 202.2 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.9%, 3.0%, 11.7% and 10.4%, respectively, of our total net revenues in the fiscal year ended December 31, 2021. Our total net loss for the fiscal year ended December 31, 2021 was RMB 36.4 million. Our total net revenues for the fiscal year ended December 31, 2020 were RMB 162.2 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, and our legacy K-12 education assessment and other services accounted for 69.8%, 2.7%, 13.0%, 12.4% and 2.1%, respectively, of our total net revenues in the fiscal year ended December 31, 2020. Our total net loss for the fiscal year ended December 31, 2020 was RMB 100.6 million.

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

Portfolio Training Services

In addition to meeting the academic and language proficiency requirements, overseas art universities and colleges typically require a practical art portfolio as part of the application process. A portfolio is a collection of artwork that shows how a candidate’s skills and ideas have developed over a period of time and helps universities and colleges evaluate the candidate’s potential. A portfolio can be in digital or hardcopy reproductions or original artwork, depending on the requirements of overseas art schools and personal preference of students. A portfolio usually consists of three to five sections, of which requirements and expectations vary by schools and programs; some have strict criteria while others are open and flexible. The variation in requirements and expectations may leave students with uncertainty about how to proceed with the preparation of their portfolios. Even when criteria are clear, applicants may feel overwhelmed and wonder what to draw, paint, make or create, which media to use and how to best select and present their artwork. Compared to other requirements, portfolio preparation is the most difficult but important step in overseas art subject’s application, and thus has generated market needs for professional portfolio training services.

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

Creativity courses. In creativity courses, our teachers will guide and instruct students to practice observational drawing or other forms of artwork that can be included in a portfolio, and work with them to select the materials and media to present in a portfolio. Observational drawing is a realistic representation of an object or scene that has been viewed directly in real life, as opposed to something that has been imagined or drawn from a photograph. It can be produced using any medium or combination of media such as graphite pencil, charcoal, pen, ink and/or paint. Observational drawing is essential for applicants in many specializations. Our teachers will give guidance on the selection of subject matter, as well as advice on the different angles, media and styles of observational drawing. Apart from observational drawing, there are other forms of artwork that can be included in a portfolio; for example, three-dimensional sculptures, installations, casts and/or model constructions made from cardboard, paper, wire, wood or other materials can be included in a portfolio for architectural design. Our teachers will guide students through the selection of materials and media to work on their artwork.

Professional Courses. In professional courses, students will learn how to create a portfolio step by step under the guidance and supervision of our teachers. The whole process primarily includes theme development, research, artwork creation and refinement, artwork selection, and portfolio presentation and composition. Students will first develop a theme for their portfolio, and then drill down to develop the theme into more detailed and symbolic ideas. Students will conduct research to explore and refine the ideas generated previously. After research, they will make preliminary pieces reflecting the content and structure of their ideas and refine such artwork in subsequent rounds. Students will make a few pieces of artwork for the purpose of selecting the best ones to be included in their portfolios. When the selected pieces are in place, students will put them together in a professional, coherent and aesthetically pleasing layout. Our teachers will give advice and directions to students along the whole process to ensure that their portfolios are creative, well-developed and meet the admission requirements and expectations of the universities or colleges for which the students apply.

Currently, the majority of our creativity and professional courses are delivered through one-on-one model. We plan to develop more small-sized classes going forward to improve our teaching efficiency and profit margin, especially for fundamental courses where most of the course content can be standardized.

Generally, our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through third-party platforms; as an example, we provide online courses for students applying for art schools in Japan. After the outbreak of COVID-19, in order to avoid interruption of our services due to closedown of our training centers required by local government authority from time to time and for offering flexible options to students, we have converted some of the offline courses of our portfolio training services to online courses since February 2020 and provided options for students to take courses via online platforms. In particular, in 2022, the resurgence of COVID-19 in China resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak and we also experienced temporary close-down of our training centers in several cities from time to time in response to such local sporadic outbreaks. As a result, we converted more offline courses to online courses and approximately 23.2% of our services were provided online in 2022. However, in late 2022, the Chinese government relaxed COVID-19 control policies and our business is gradually returning to normal, and we anticipate providing more offline courses going forward.

Generally, our portfolio training programs vary from one to three years in duration, primarily depending on the needs of the students, which are driven by the admission deadlines of the schools they plan to apply for. Our portfolio training programs consist of time-based programs and project-based programs. Students who elect the time-based program enroll in a certain number of consulting/training hours, whereas students who elect the project-based programs have no consulting/training hour constraint but will be guided through a certain number of projects needed to complete a portfolio. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students.

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

Industrial & Interaction Design. Our industrial & interaction design portfolio training mainly focuses on product design, furniture design, user experience design, game design, service design, human/computer interaction, information design, virtual reality and interactive media. An industrial & interaction design portfolio typically includes artwork in both 2D and 3D that showcases strong practical, analytical and communication skills, as well as the technical and conceptual ideas and self-motivation capability of the student.

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

Undergraduate Foundation Course Programs

As most students applying for undergraduate studies at art universities and colleges in the U.K. and other European countries need to take foundation courses offered by such universities and colleges before formal admission, to provide students with flexibility and convenience, and as an extension to our portfolio training services, since 2021, we have developed foundation courses recognized by certain overseas art universities and colleges that allow students to fulfill such requirements locally in China. As of the date of this annual report, our foundation courses have been recognized by 10 overseas universities, including Bath Spa University, Bournemouth University, De Montfort University, Kingston School of Art of Kingston University, Manchester Metropolitan University, Nottingham Trent University, Teesside University, Winchester School of Art of University of Southampton, Middlesex University and Raffles College of Higher Education (Singapore).

Research-Based Learning Services

We have offered research-based learning, mainly including overseas educational travel services to our portfolio training students and other students since 2014. After the outbreak of COVID-19 in January 2020, we adjusted our products and began offering domestic educational travel services and other research-based learning services to students, and also developed programs with services rendered online. The research-based learning market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed research-based learning market in China is still developing and has high growth potential. We are looking for expanding our overseas and domestic partnerships to develop more overseas and domestic educational travel and other research-based learning programs with different destinations and themes at variable length of time to match the needs of the growing market.

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

The types of research-based learning services provided by us mainly include academic educational learning, workshop experience, themed educational travel and other research-based learning programs. Typically, the duration of the services is from one to four weeks. The main destinations of our travel-related services are the United States, the United Kingdom, Japan, Italy and other European countries. Our overseas travel-related services were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom, and in response, we have developed more domestic educational travel services and planned on probing into more cities to allow students to study and explore within the territory of China. We have also made our research-based learning services available online so that students could still enjoy our services amid the COVID-19 pandemic. In late 2022, the Chinese government relaxed COVID-19 control policies, and cross boarder travel restrictions between China and other countries have been gradually eased since then. We plan to resume our international summer camp programs where students will visit reputable overseas art schools and take specialized art courses in the coming future.

Academic Educational Learning. We provide students with learning experience in reputable art schools, or chances to learn from famous professors or masters from various art industries through our multiple academic educational learning programs. Our academic educational learning services target high school or undergraduate students who intend to study abroad. Typically, our programs include summer camp and winter camp programs where students will visit reputable art schools and take specialized art courses taught by famous professors. We also invite admissions officers who are in charge of recruiting candidates to meet and communicate with students. We also provide online certificate programs where students attend courses jointly delivered by us and overseas prestigious art schools we have partnered with, and at the end of which, students will receive certificates from these art schools indicating their completion of the online certificate programs. Due to international travel restrictions and in response to the COVID-19 pandemic since 2020, we have conducted the art school camps and admission officer events online, and along with the gradual relaxation of such travel restrictions, we may have more offline camp programs in the future.

Workshop Experience. We provide students with on-site and online workshop experiences in professionals’ studios or by working on art projects at our partner universities. Students practice in the areas they are interested in during the workshop and gain practical experience. Our workshop experience targets high school or undergraduate students who intend to study abroad.

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach relevant knowledge to cultivate students’ interest in art, or guide students to conduct research online or on-site on specific art themes. For example, in July 2022, we cooperated with Taoxichuan Art Center and organized students to conduct field practice in Jingdezhen, including creating handicrafts using ceramics and glass, visiting local artists, etc. In August 2022, we organized students to conduct field research with respect to the intangible cultural heritage of Buyi nationality in Guizhou Province. Also, in 2022, we were designated as the collection and training center of UWUE Louvre International Art Exhibition to collect art works that may be exhibited in Louvre and provide training to the related artists. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and help them acquire art-related knowledge and appreciations.

Overseas Study Counselling Services

We primarily offer art-related overseas study counselling services to students as part of our comprehensive service package. The overseas study counselling market in China has witnessed growth in recent years, driven by the rapid growth of students looking to study overseas. Riding on the demand of overseas study, we believe art-related overseas study counselling services will have considerable growth potential as well. Being a portfolio training service provider, we possess professional knowledge in choosing art schools and programs and will better serve students applying in this area. We provide counselling advice in both academic and practical aspects and help students make decisions from the application stage through to the admission stage. Typically, our services include the following:

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

Junior Art Education. Our junior art education services aim to provide art-related tutoring courses for junior students from ages 3 to 12, which are mainly designed to supplement students’ regular school curriculum and help students cultivate and enhance their interest in art. Our primary subject for junior art education is painting. In 2020, we disposed three of the four junior art training centers which we previously operated, and provided most of our junior art education services via online platform during the first half of fiscal year 2020. We continue to provide online course options after reopening of offline training center since late second quarter of 2020.

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2022, we have a total of 1,245 teachers, including 140 full-time employees and 1,105 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations. Most of our teachers have graduated from reputable domestic or overseas universities with master’s degrees in China, the United Kingdom, the United States, Japan or other countries. Around 39% of our full-time teachers have over 5 years of related experience in the art industry, while around 30% of our full-time teachers have over 3 years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess our teacher candidates on a wide set of criteria, including among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. Since 2020, we have established a centralized management system to allocate the national teaching resources for our domestic training center network, through which we manage and oversee the procurement sharing and development of teaching resources as well as to ensure consistency in the quality of our education. Currently, we rank our full-time teachers of portfolio training services in 4 levels, classified by educational background, social experience, teaching completion efficiency and teaching quality and we offer different salary and compensation for teachers at different levels. The top two levels constitute around 73% of our full-time teachers. During the daily operations, we will flexibly adjust the teaching form and course arrangement of different levels of teachers to meet the actual needs of different students.

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

Undergraduate Student Customers. We primarily provide portfolio training services, research-based learning services, overseas study counselling services and other educational services to undergraduate students who aim to pursue overseas graduate studies in art. Majority of the undergraduate students enrolled in our services have studied art-related majors in domestic universities or professional art colleges and aim to pursue overseas graduate studies in the arts, while the remaining have studied in other majors but desire to transfer to art programs in overseas graduate schools. Most undergraduate students have gained a certain amount of art-related expertise during their undergraduate art studies. As a result, whilst they still rely on our services, resources and guidance to improve their applications for overseas art programs, they tend to care more about the cost-effectiveness of our services and products and usually only purchase the types of our services they need instead of purchasing for the full package.

Other Customers. For the fiscal year ended December 31, 2022, we also had enrollments from other students and non-student customers besides high school and undergraduate students. These customers cover a wide range in age and primarily enrolled in our research-based learning and junior art education programs.

Our Training Center Network

We operate 21 training centers in 20 cities in China as of April 6, 2023. We deliver our educational services to students primarily through our training center network and we may further expand our training center network in China and abroad to increase our market penetration and market share depending on the operation needs in the future.

*	Domestic business footprint of ACG as of April 6, 2023

Our training center network covers 20 major cities, 16 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian and Shenyang, accounting for 40% of our total student enrollment. Beijing has two training centers representing 25% of our total student enrollment in fiscal year ended December 31, 2022.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 16% of our total student enrollment in fiscal year ended December 31, 2022.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 25% of our total student enrollment in fiscal year ended December 31, 2022.

Western China: Xi’an, Zhengzhou, Kunming, Chongqing and Chengdu, accounting for 19% of our total student enrollment in fiscal year ended December 31, 2022.

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

We employ a variety of marketing and student recruiting methods to attract prospective students, including:

Partnership with Sales Channels. We acquire potential student leads through our partnership with overseas study counselling, foreign language training service, or other education related service providers. Currently, our partnerships with such sales channels are an essential marketing method to acquire new students.

Internet and Mobile Advertisement. We advertise on the mainstream online search engines to promote our services to potential students and to those who actively search keywords relevant to portfolio training, art study, etc. We also advertise through social media platforms to potential students, including without limitation, WeChat, Dianping and Little Red Book. Internet and mobile advertising are also important marketing methods for us to acquire new students. For example, we produce some free or low-price short teaching videos which introduce art-related knowledge, and upload them to internet platforms, such as our official WeChat account, official website, and other third-party platforms to attract potential students.

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

We compete primarily on the basis of branding and student acquisition, training quality, faculty, training center coverage, product breadth and pricing, among which, branding and training quality is generally regarded as the most important factor. Amid the COVID-19 pandemic, we believe that we increased our competitive edges with our brand and reputation, which typically tend to engender the trust of clients, and play a role in helping us maintain and recruit prominent teachers and employees. We believe that our competitive advantages include our “ACG” brand, high admission rate to art institutions, qualified faculty, competitive training quality and comprehensive product mix. However, our competitors may establish brands that have wider recognition than us, develop marketing and sales methods that are more effective than ours, introduce new products and services that have better performance and hence gain broader acceptance, hire and retain more qualified teachers, offer more satisfactory training center environment or lower prices to students, which may cause us to lose our market share.

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

As of April 6, 2023, we and the VIE have registered 82 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of April 6, 2023, we have registered 61 software copyrights and five work copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China.

As of April 6, 2023, we and the VIE have also registered 38 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was respectively amended on June 29, 2013, November 7, 2016 and December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004 and was amended on April 7, 2021. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. The operations of a private school are highly regulated, for example, private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the applicable competent authorities.

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

On August 25, 2021, the MOE issued the Administrative Measures on Materials for After-School Tutoring for Primary and Secondary School Students (Trial Implementation). After-school tutoring materials refer to the learning materials independently compiled by after-school tutoring institutions approved and registered for the purpose of primary and secondary school students, including the tutoring materials used for both academic and non-academic subjects, whether online or offline. The tutoring materials shall be reviewed as required. It is imperative to establish the internal review and external review system for tutoring materials under the principle of reviewing every compilation and use. The training materials used for academic subjects shall be reviewed through dual review by combining internal review by the after-school tutoring institutions and the external review by the education administrative authorities.

On September 9, 2021, the MOE and the Ministry of Human Resources and Social Security jointly formulated the Administrative Measures for Employees of After-School Tutoring Institutions (Trial Implementation). The employees of after-school tutoring institutions refer to the staff in the institutions that carry out after-school tutoring for primary and secondary school students and preschool children over the age of 3 according to regulations, including: teaching staff, teaching and research staff and other staff. In principle, the full-time teaching, teaching and research staff of after-school tutoring institutions shall not be less than 50% of the total number of employees in the institution. For offline tutoring for primary and secondary school students, in principle, the full-time teaching staff per class shall not be less than 2% of the number of students; for offline training for preschool children over 3 years old, in principle, full-time training staff per class shall not be less than 6% of the number of children. After-school tutoring institutions shall publicly make a written commitment that the recruitment of practitioners complies with the provisions of relevant measures.

The Opinion requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) formulate standards for different categories of non-academic subjects and (iii) conduct strict examination before granting any permission. As of the date of this annual report, certain local government authorities (including some of the areas where we have training centers) have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Educational of Guangdong Province issued a notice which provides local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving in non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Educational of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which, provides, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On March 10, 2022, the Department of Culture and Tourism of Jiangsu Province issued the Admission Guidance of Non-academic After School Tutoring Institutions Involving Art Training (Trial Implementation), which came into effect on April 10, 2022 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students in the stage of compulsory education and kindergarten-age children shall apply for operating permit or approval for non-academic after-school tutoring institution from local culture and tourism administration authorities at county level, and the local authorities may issue specific implementing rules for the implementation of the foregoing; on May 9, 2022, the Department of Culture and Tourism of Jiangsu Province further issued the Management Measures for Non-academic After School Tutoring Institutions Involving Art Training (Trial Implementation ), which came into effect on June 9, 2022 and provides that the non-academic after school tutoring institutions providing art training to high school shall also apply for operating permit or approval from local culture and tourism administration authorities at county level. On June 15, 2022, the Department of Culture and Tourism and the Department of Education of Shandong Province jointly issued the Provisions on the Establishment of After School Tutoring Institutions Involving Culture and Arts (Provisional), which came into effect on August 1, 2022 with a two-year validity period and provides that, among others, the non-academic after school tutoring institutions providing culture and art training to students in compulsory education stage and high school stage shall obtain private school operating permit from local competent authorities, and the local authorities may issue specific implementing rules for the implementation of the foregoing. On August 15, 2022, the Department of Culture and Tourism and the Department of Education of Yunnan Province jointly issued the Admission Guidance of Non-academic After School Tutoring Institutions Involving Culture and Art Training (Trial Implementation), which provides that, among others, the non-academic after school tutoring institutions involving culture and art training that provide training for students of compulsory education stage shall apply for the approval for non-academic after-school tutoring institution from local culture and tourism administration authorities at county level, the local authorities may issue specific implementing rules, and the non-academic after school tutoring institutions providing training for preschool children aged 3 to 6 and high school students shall also follow this guideline. On December 29, 2022, the Department of Culture and Tourism of Sichuan Province and other seven departments jointly issued the Regulations on the Management of Non-Academic After School Tutoring Institutions (Trial Implementation), which came into effect on February 1, 2023 with a two-year validity period and provides that, among others, the non-academic after school tutoring institutions providing culture and art, technology and physical training to K-12 students (including preschool children aged 3 to 6), shall obtain private school operating permit from local competent authorities, and the local authorities may issue specific implementing rules for the implementation of the foregoing.

In addition, the PRC government authorities are also enhancing regulation on the non-academic after school tutoring institutions. On March 3, 2022, the MOE, National Development and Reform Commission, or NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After School Training Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use model service contract, strictly perform contractual obligations and self-regulate their own charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety. Further, on November 30, 2022, the MOE and other twelve PRC government authorities jointly issued the Opinions on Regulating Non-Academic After School Tutoring Institutions for Primary, Middle and High School Students, which provides and reiterates that, among others, (i) local government authorities shall classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) non-academic after school tutoring institutions shall meet certain conditions in respect of training place, training staff and operations, (iii) online non-academic after-school tutoring institutions shall obtain the approval from competent government authority at provincial level before incorporation registration and obtain approval from telecommunication authority at provincial level for conducting Internet information services; offline non-academic after-school tutoring institutions shall obtain the approval from competent government authority at county level before incorporation registration, (iv) non-academic after school tutoring institutions shall ensure that training contents are suitable for the age, mental and physical characteristics and cognitive level of students, and (v) all the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection. Moreover, as of the date of this annual report, certain local government authorities (including some of the areas where we have training centers, such as Guangdong Province, Jiangsu Province, Shandong Province, Yunnan Province and Sichuan Province) have promulgated specific rules to regulate the market access and operation activities of non-academic after school tutoring institutions, which typically specify the various requirements in relation to market access, training place, teachers, teaching materials, pre-collection of training fees, etc. However, the foregoing notice, opinions and rules are recently issued, and thus the interpretation of the foregoing notice, opinions and rules remain unclear in several respects at this time, and especially, it is unclear if the foregoing notice, opinions and rules are applicable to private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us. If the foregoing notice, opinions and rules also apply to us, failure to comply with the relevant provisions therein may lead to administrative measures by the competent authorities and thus may materially and adversely impact our business and financial outlook. In addition, if the foregoing notice, opinions and rules also apply to us, we would be subject to the limitation for the pre-collection of training fees and the cost of our training centers would increase to meet various requirements for training place, teachers and teaching materials and our financial condition may therefore be adversely impacted.

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

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identities; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. On September 14, 2022, the CAC published the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On May 28, 2019, the CAC promulgated the Draft Data Security Administrative Measures. According to the Draft Data Security Administrative Measures, cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, fulfill the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop emergency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security.

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

On January 8, 2021, the CAC published the Amended Measures for the Administration of Internet Information Services (Draft for Comments), which requires that any organization or individual within the territory of the People’s Republic of China that provides internet information services to users in China using network resources at home and abroad shall abide by the provisions of these measures. To engage in internet information services, which belong to the operation of telecommunications business, an ICP license from the competent telecommunications department shall be obtained. Internet information service providers shall establish an information release review system. On November 14, 2021, the CAC publicly solicited opinions on the Draft Data Security Regulations, which provides that data processors that handle personal information of more than one million people intending to be listed abroad should apply for a cybersecurity review.

As the Amended Measures for the Administration of Internet Information Services (Draft for Comments) and the Draft Data Security Regulations have not been adopted, and it remains unclear whether the formal versions to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted, or implemented, or how they will affect us.

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of April 6, 2023, we have registered 38 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

On November 7, 2016, the Standing Committee of the NPC issued the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017. The Cyber Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 14, 2022, the CAC published the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. On the other hand, pursuant to the Personal Information Protection Law, personal information processors, who to transfer personal information out of mainland China for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, which took effect on September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal information generated from or collected in mainland China should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment.

On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Model Contract Provision with an exhibit of model contract, which will take effect on June 1, 2023. According to the Model Contract Provision, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority.

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

On December 27, 2021, the Ministry of Commerce, or MOFCOM, and National Development and Reform Commission, or NDRC, jointly promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Edition) (the “2021 Negative List”), which came into effect on January 1, 2022. The 2021 Negative List replaced the negative list provided under the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2020 Edition) (the “2020 Negative List”). Pursuant to the 2021 Negative List, the number of items subject to the special administrative measures has been reduced from 33 to 31. The 2021 Negative List remains unchanged with respect to the education industry.

On March 15, 2019, Second Session of the 13th National People’s Congress adopted the Foreign Investment Law of the People’s Republic of China, and came into effect as of January 1, 2020. On December 26, 2019, State Council promulgated the Implementation Rules of Foreign Investment Law, effective from January 1, 2020. On December 26, 2019, Supreme People’s Court promulgated the Interpretations of the Supreme People’s Court on Certain Issues on Application of the Foreign Investment Law, effective from January 1, 2020. After the Foreign Investment Law became effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, were abolished.

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

SAFE promulgated the SAFE Circular 19, on March 30, 2015, which abolished Circular 142. According to SAFE Circular 19, up to all of the foreign exchange capital in the capital account of FIEs can be settled at the banks based on the actual operation needs of the FIEs. The capital in Renminbi obtained by FIEs from the discretionary settlement of foreign exchange capital shall be managed under the account pending foreign exchange settlement payment. The expenditure scope of such account includes: the expenditure within the scope of business, the payment of the capital of domestic equity investment and deposits in Renminbi, the repayment of the used loans in Renminbi, the purchase payment of foreign exchange or direct external repayment of foreign debts or other expenditure approved by the foreign exchange bureaus, but the capital of FIEs and capital in Renminbi obtained by them from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (iii) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore, and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued the SAFE Circular 16, effective from June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023 and provides that, domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. Although we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded.

On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company.

Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the filings after the initial public offering, the issuer’s designated Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filing report and legal opinion, and provide the true, accurate and complete information of shareholders. The noncompliance of the filing requirements will lead to penalties imposed on the Chinese domestic companies, the controlling shareholder and the actual controller of the Chinese domestic companies, and officers in charge and other related responsible persons. The potential penalties for the Chinese domestic companies include fines within the range from RMB 1 million to RMB 10 million. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the Overseas Offering and Listing Measures is recently issued and the interpretations and implementation of such regulation still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023.

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

Employment Laws

In accordance with the Labor Law, which became effective in January 1995, last amended on December 29, 2018, and the Labor Contract Law, which was promulgated on June 29, 2007, amended on December 28, 2012 and became effective on July 1, 2013, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. According to the Labor Contract Law, an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. In addition, companies operating in China are required to participate in social insurance and housing fund plans in which the employers must pay for the employees’ social welfare and housing fund based upon certain percentages of employees’ salaries.

C. Organizational Structure

For an organizational structure of the Company, its subsidiaries and the VIE and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

D. Property, Plant and Equipment

Our principal executive offices are located at 1/F East Gate, Building No. 2, Jian Wai Soho in Beijing. We occupy and operate through our training center network with an aggregate of approximately 15,148 square meters of space in various cities in China, major ones include, Beijing, Shanghai, Chengdu, Wuhan and Nanjing, all of which are leased. We also own 2,124 square meters office space, with 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, or the Gongyuan Real Estate Property. The office space on the 16th floor of the Gongyuan Real Estate Property is in use while the office space on the 8th floor is under renovation and will come into use as our business requires. In May 2022, we mortgaged the 16th floor of Gongyuan Real Estate Property to China Minsheng Bank for the general credit line of RMB20.0 million and as of the date of this annual report, we have not drawn down any credit line. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

After the completion of the Huanqiuyimeng Acquisition, we generated revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services, other educational services, K-12 education assessment and other services. Our services are conducted primarily through Huanqiuyimeng and its subsidiaries. We disposed of our K-12 education assessment business in June 2021 and most of the foreign language training business which was classified as one of the other educational services in July 2022 to focus our efforts on growing our core art-related international education services business.

Our net revenues were RMB 162.2 million, RMB 202.2 million and RMB 206.8 million ($30.0 million) in the fiscal years ended December 31, 2020, 2021 and 2022, respectively. We had net loss of RMB 100.6 million, RMB 36.4 million and RMB 48.6 million ($7.0 million) in the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

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

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services in fiscal year ended December 31, 2022. Our net revenues are presented net of PRC VAT. The following table sets forth our net revenues from our continuing operations for the periods presented.

The COVID-19 outbreak in China occurred in late January 2020. It had material adverse impacts on our revenues for the fiscal years ended December 31, 2020, 2021 and 2022, although such impact was progressively mitigated after COVID-19 was gradually under control beginning in the second half of 2020. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”

	For the fiscal year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net Revenues
Portfolio training services	113,191	151,434	153,136	22,203
Research-based learning services	4,453	5,977	3,722	540
Overseas study counselling services	21,060	23,624	24,975	3,621
Other educational services	20,026	21,174	24,658	3,575
K-12 education assessment and other services	3,438	—	330	48
Total net revenues	162,168	202,209	206,821	29,987

Portfolio Training Services

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

Research-based Learning Services

We derive research-based learning services revenue primarily from research-based learning services fees charged to our students, who mainly consist of our portfolio training students and other students interested in educational travels and research-based learning projects. In the fiscal years ended December 31, 2020, 2021 and 2022, our research-based learning services were primarily delivered online because of the impact of the COVID-19 pandemic. Our research-based learning services primarily include academic educational learning, workshop programs and themed educational travel services. Along with the relaxation of COVID-19 control policies and cross border travel restrictions by Chinese government since late 2022, we plan to resume our international summer camp programs where students will visit reputable overseas art schools and take specialized art courses in the coming future. Currently, research-based learning services are conducted mainly in the summer with a lesser amount in winter and the other seasons during the year.

The most significant factors that affect our revenues from research-based learning services include the number of individual students who enroll in our research-based learning services, the volume of services rendered and the unit price level that we charge our students.

Overseas Study Counselling Services

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

Other Educational Services

We derived our other educational services revenues primarily from services provided to students for in-school classes, junior art education, and certain other education related services. In-school classes are designed to partner with international schools to provide professional art courses in the in-school art-related classes. Junior art education services are designed to provide art-related tutoring courses for junior students from ages 3 to 12. In July 2022, we disposed of most of the foreign language training business to focus on growing our core art-related international education services business.

The most significant factors that affect our other educational services revenues include the unit price level of the various other educational services that we charge our customers, the amount of credit hours we deliver to our customers and the measurement of progress for various services delivered during reporting periods.

K-12 Education Assessment and Other Services

For the fiscal year ended December 31, 2020, we derived K-12 education assessment and other services revenue primarily from fees charged to our K-12 education assessment service customers, including schools, education bureaus and various education institutions. Our services included delivering the assessment reports of the test takers to our customers. We disposed of the K-12 education assessment services business in June 2021 to focus on growing our core international education services business and generated insignificant net revenues for the fiscal years ended December 31, 2021 and 2022 for K-12 education assessment and other services.

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

	For the fiscal year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(In thousands, except for percentages)
Net Revenues	162,168	100.0%	202,209	100.0%	206,821	29,986	100.0%
Cost of Revenues	98,521	60.8%	97,414	48.2%	104,316	15,124	50.4%
Gross Profit	63,647	39.2%	104,795	51.8%	102,505	14,862	49.6%

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

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits and share-based compensation expenses for our sales and marketing personnel, as well as other expenses including meeting and conference expenses, advertising and promotional expenses, commissions for sales channels, online channel platform expenses, traveling and entertainment expenses and other sales and marketing expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits for our research and development personnel, outsourcing services costs and other costs relating to the design, development, testing and enhancement of the technology systems in support for the rendering of our products and services. Research and development costs are expensed as incurred. Research and development cost incurred over software developed was primarily for internal use.

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

Other Operating Income, Net

For the fiscal years ended December 31, 2020, 2021 and 2022, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of revenue guidance ASC 606, effective January 1, 2018. Lease guidance ASC 842 was also adopted, effective January 1, 2019.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended December 31, 2020, 2021 and 2022. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in China are subject to PRC taxes as described below:

Enterprise Income Tax. EIT Law imposes an income tax rate of 25% on all enterprises, including FIEs. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15% and subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, the WFOE obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificates in 2011, 2014, 2017 and 2020 for another three years, respectively. As a result, the WFOE was entitled to a preferential income tax rate of 15% from 2008 through 2022. However, we will not renew the HNTE certificate in 2023 and as a result, we expect the WFOE to be subject to an income tax rate of 25% from 2023 until we apply for a new HNTE certificate in the future, which, however, is not expected to affect our financial positions materially as the WFOE is not a main operating entity of us. The VIE, Huanqiuyimeng and their PRC subsidiaries are all subject to an income tax rate of 25%.

Under applicable Chinese tax laws, FIEs and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No. 76, which provides that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to ten years instead of five years. The WFOE, as an HNTE is eligible to apply for the above preferential tax rules and carry forward tax losses up to ten years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2022, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

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

PRC Value Added Tax (“VAT”). On March 24, 2016, the MOF and SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value Added Tax, effective on May 1, 2016. The net revenues (i.e. VAT excluded) generated from services provided by our PRC subsidiaries are generally subject to VAT at a rate of 6%, with some of our small-scale taxpaying subsidiaries subject to VAT at a rate of 3%.

Results of Operations

The following table and period to period comparison and discussion sets forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended December 31
	2020		2021		2022
	RMB	% of net revenues	RMB	% of net revenues	RMB	US$	% of net revenues

	(In thousands, except for percentages)
Net revenues	162,168	100.0%	202,209	100.0%	206,821	29,986	100.0%
Cost of revenues	98,521	60.8%	97,414	48.2%	104,316	15,124	50.4%

Gross profit	63,647	39.2%	104,795	51.8%	102,505	14,862	49.6%

Operating expenses:
Research and development	8,832	5.4%	11,802	5.8%	6,791	985	3.3%
Sales and marketing	53,500	33.0%	66,149	32.7%	75,266	10,912	36.4%
General and administrative	100,098	61.7%	93,256	46.1%	77,051	11,171	37.3%
Impairment loss of intangible assets and other non-current assets	3,121	1.9%	—	—	—	—	—
Provision for loan receivable and other receivables	5,904	3.6%	—	—	—	—	—
Total operating expenses	171,455	105.7%	171,207	84.7%	159,108	23,068	76.9%

Other operating income, net	330	0.2%	22	0.0%	16	2	0.0%
Loss from operations	(107,478)	(66.3)%	(66,390)	(32.8)%	(56,587)	(8,204)	(27.4)%
Gain (Loss) on disposal of subsidiaries and others	(1,768)	(1.1)%	33,542	16.6%	1,309	190	0.6%
Impairment loss of long-term investments	(1,726)	(1.1)%	(6,000)	(3.0)%	—	—	—
Interest income, net of interest expenses	1,172	0.7%	1,111	0.5%	757	109	0.4%
Foreign currency exchange gains (losses), net	(1,053)	(0.6)%	(213)	(0.1)%	5	1	0.0%
Loss before income taxes	(110,853)	(68.4)%	(37,950)	(18.8)%	(54,516)	(7,904)	(26.4)%

Income tax benefit	(10,268)	(6.3)%	(1,540)	(0.8)%	(5,922)	(858)	(2.9)%

Net loss	(100,585)	(62.0)%	(36,410)	(18.0)%	(48,594)	(7,046)	(23.5)%

Net loss attributable to ATA Creativity Global	(92,198)	(56.9)%	(33,650)	(16.6)%	(47,893)	(6,944)	(23.2)%

	For the fiscal year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Basic and diluted loss per common share	(1.57)	(0.57)	(0.76)	(0.11)

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

Net Revenues

Our total net revenues increased by RMB 4.6 million, or 2.3%, to RMB 206.8 million ($30.0 million) in the fiscal year ended December 31, 2022 from RMB 202.2 million in the fiscal year ended December 31, 2021. This was primarily due to an RMB 1.7 million increase in revenues from portfolio training services during the year and an RMB3.5 million increase in revenue contributions from other educational services, which was primarily related to services delivered for new cooperation projects with schools and training organizations, partially offset by decrease in revenue from foreign language training services under other educational services as a result of the disposal of majority equity interests in a former subsidiary during third quarter 2022.

Cost of revenues

Our cost of revenues increased by RMB 6.9 million, or 7.1%, to RMB 104.3 million ($15.1 million) in the fiscal year ended December 31, 2022 from RMB 97.4 million in the fiscal year ended December 31, 2021, primarily because higher compensation expenses were incurred for certain teaching staff who were engaged in enhancing the efficiency and quality of service delivery in the fiscal year ended December 31, 2022.

Gross Profit

Our gross profit decreased by RMB 2.3 million, or 2.2%, to RMB 102.5 million ($14.9 million) in the fiscal year ended December 31, 2022 from RMB 104.8 million in the fiscal year ended December 31, 2021.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB 16.2 million, or 17.4%, to RMB 77.1 million ($11.2 million) in the fiscal year ended December 31, 2022 from RMB 93.3 million in the fiscal year ended December 31, 2021, primarily due to the donation paid to Tsinghua University in prior year.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB 9.2 million, or 13.9%, to RMB 75.3 million ($10.9 million) in the fiscal year ended December 31, 2022 from RMB 66.1 million in the fiscal year ended December 31, 2021, primarily due to increase in labor cost related to higher performance-based bonus expenses and additional marketing staff hired.

Research and Development Expenses. Our research and development expenses decreased by RMB 5.0 million, or 42.4%, to RMB 6.8 million ($1.0 million) in the fiscal year ended December 31, 2022 from RMB 11.8 million in the fiscal year ended December 31, 2021, primarily due to RMB 1.8 million decrease of expense incurred for Muhua Shangce, a prior subsidiary that was disposed in 2021 and RMB 2.9 million decrease of labor cost incurred for the project-based learning project launched in the prior year, which was terminated by the end of 2021.

Impairment Loss of Long-term Investments

Impairment loss of long-term investments decreased by RMB 6.0 million or 100%, to nil in the fiscal year ended December 31, 2022 from RMB 6.0 million in the fiscal year ended December 31, 2021. Impairment loss recorded in the fiscal year ended December 31, 2021 was associated with one of our investments, which failed to meet the operation targets and encountered shortage of working capital resulted from continuous negative operating cash flows in the third quarter of 2021. No such impairment loss was recorded in the fiscal year ended December 31, 2022.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 0.8 million ($0.1 million) in the fiscal year ended December 31, 2022 from RMB 1.1 million in the fiscal year ended December 31, 2021, primarily due to decreased interest income derived from lower rate of return of interest on lower average cash balance compared with prior year.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange gain of RMB 5,436 ($788) in the fiscal year ended December 31, 2022, compared to a net loss of RMB 0.2 million in the fiscal year ended December 31, 2021.

Income Tax Benefit

Income tax benefit increased by RMB 4.4 million, or 293.3% to RMB 5.9 million ($0.9 million) in the fiscal year ended December 31, 2022 from RMB 1.5 million in the fiscal year ended December 31, 2021, primarily due to increase in valuation allowance as a result of increase of net loss before income taxes in fiscal year December 31, 2022, partially net off by less non-taxable disposal gain of equity interests in subsidiaries compared with the prior year. The effective income tax rate was 11% in the fiscal year ended December 31, 2022 compared to 4% in the fiscal year ended December 31, 2021.

Net Loss

As a result of the above factors, we had net loss of RMB 48.6 million ($7.0 million) in the fiscal year ended December 31, 2022, compared to net loss of RMB 36.4 million in the fiscal year ended December 31, 2021.

We had basic and diluted loss per common share of RMB 0.76 ($0.11) in the fiscal year ended December 31, 2022 compared to basic and diluted loss per common share of RMB 0.57 in the fiscal year ended December 31, 2021.

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020

Net Revenues

Our total net revenues increased by RMB 40.0 million, or 24.7%, to RMB 202.2 million in the fiscal year ended December 31, 2021 from RMB 162.2 million in the fiscal year ended December 31, 2020, primarily due to RMB 38.2 million net revenue growth in the portfolio training services resulted from more services delivered during the year of 2021.

Cost of revenues

Our cost of revenues decreased by RMB1.1 million, or 1.1%, to RMB 97.4 million in the fiscal year ended December 31, 2021 from RMB 98.5 million in the fiscal year ended December 31, 2020, primarily because, as our progressive shift to project-based programs, we have improved the service delivery efficiencies of full-time teachers by restructuring their compensation and motivating them to use less credit hours for completing a project while continuing to maintain the quality of education and support for students.

Gross Profit

Our gross profit increased by RMB 41.2 million, or 64.8%, to RMB 104.8 million in the fiscal year ended December 31, 2021 from RMB 63.6 million in the fiscal year ended December 31, 2020. The increase was primarily contributed by improved operating efficiencies from the ongoing shift of ACG’s portfolio training program mix toward project-based programs and related cost optimization efforts.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB 6.8 million, or 6.8%, to RMB 93.3 million in the fiscal year ended December 31, 2021 from RMB 100.1 million in the fiscal year ended December 31, 2020, primarily due to improved operational efficiencies gained within the organization.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB 12.6 million, or 23.6%, to RMB 66.1 million in the fiscal year ended December 31, 2021 from RMB 53.5 million in the fiscal year ended December 31, 2020, primarily due to an RMB6.4 million increase in labor costs with increased headcount and an RMB6.2 million increase in marketing promotion expenses incurred as a response to increased market competition.

Research and Development Expenses. Our research and development expenses increased by RMB 3.0 million, or 34.1%, to RMB 11.8 million in the fiscal year ended December 31, 2021 from RMB 8.8 million in the fiscal year ended December 31, 2020, primarily due to expense associated with the development of our new sales management system and IT platforms.

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

Impairment Loss of Long-term Investments

Impairment loss of long-term investments increased by RMB 4.3 million or 252.9%, to RMB 6.0 million in the fiscal year ended December 31, 2021 from RMB 1.7 million in the fiscal year ended December 31, 2020. Impairment loss recorded in the fiscal year ended December 31, 2021 was associated with one of our investments, which failed to meet the operation targets and encountered shortage of working capital resulted from continuous negative operating cash flows in the third quarter of 2021. Impairment loss recorded in the fiscal year ended December 31, 2020 was associated with two of our long-term investments, which experienced declines in results of operations caused by the COVID-19 pandemic and shortage of working capital resulted from continuous negative operating cash flows in the fiscal year ended December 31, 2020.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 1.1 million in the fiscal year ended December 31, 2021 from RMB 1.2 million in the fiscal year ended December 31, 2020, primarily due to decreased interest income derived from lower rate of return of interest on lower average cash balance compared with prior year.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange loss of RMB 0.2 million in the fiscal year ended December 31, 2021, compared to a net loss of RMB 1.1 million in the fiscal year ended December 31, 2020.

Income Tax Benefit

Income tax benefit decreased by RMB 8.8 million, or 85.4% to RMB 1.5 million in the fiscal year ended December 31, 2021 from RMB 10.3 million in the fiscal year ended December 31, 2020, primarily due to the decrease of our loss before income taxes.

Income (Loss) from Operations, Net of Income Taxes

Loss from operations, net of income taxes, for the fiscal year ended December 31, 2021, was RMB 36.4 million, as compared to RMB 100.6 million in the prior year.

Net Income (Loss)

As a result of the above factors, we had net loss of RMB 36.4 million in the fiscal year ended December 31, 2021, compared to net loss of RMB 100.6 million in the fiscal year ended December 31, 2020, improving by RMB 64.2 million, or 63.8%.

We had basic and diluted loss per common share of RMB 0.57 in the fiscal year ended December 31, 2021 compared to basic and diluted loss per common share of RMB 1.57 in the fiscal year ended December 31, 2020.

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries and the VIE is Renminbi. As of December 31, 2022, we had RMB 55.0 million ($8.0 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar and British Pound denominated referral fees paid by overseas schools, institutions and their admission agents as well as service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for research-based learning services, either denominated in U.S. dollars, British Pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Years Ended December 31, 2022, 2021, and 2020

Our working capital and capital expenditure were primarily from cash generated from operating activities and proceeds received from a private placement in 2019 and 2020.

As of December 31, 2022, we had RMB 55.0 million ($8.0 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our present working capital requirements. Our current operation plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts related international education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospectus — Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended December 31, 2020, 2021 and 2022:

	For the fiscal year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(In thousands)
Net cash used in operating activities	(27,874)	(31,834)	(14,614)	(2,119)
Net cash used in investing activities	(19,090)	(10,029)	(2,490)	(361)
Net cash provided by financing activities	6,303	828	188	27
Effect of foreign exchange rate changes on cash	(814)	(349)	557	81
Net decrease in cash	(41,475)	(41,384)	(16,359)	(2,372)
Cash and cash equivalents at beginning of the year	154,198	112,723	71,339	10,343
Cash and cash equivalents at end of the year	112,723	71,339	54,980	7,971

Operating Activities

Net cash used in operating activities was RMB 14.6 million ($2.1 million) in the fiscal year ended December 31, 2022, mainly attributable to cash collection from sales of RMB 238.0 million, partially offset by cash paid for payroll and compensation expenses of RMB 151.6 million and cash paid for other cost and operating expenses of RMB 101.0 million.

Net cash used in operating activities was RMB 31.8 million in the fiscal year ended December 31, 2021, mainly attributable to cash collection from sales of RMB 224.2 million, including RMB 223.1 million from the Huanqiuyimeng operations and RMB 1.1 million from other services (primarily from the K-12 education assessment services prepayment received), partially offset by cash paid for payroll and compensation expenses of RMB 146.2 million and cash paid for other cost and operating expenses of RMB 109.8 million.

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

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2022 of RMB 2.5 million ($0.4 million) was primarily attributable to payments of RMB1.6 million in connection with renovation in various training centers, as well as RMB 0.7 million paid in connection with acquiring business and minority interests.

Net cash used in investing activities in the fiscal year ended December 31, 2021 of RMB 10.0 million was primarily attributable to cash payment of RMB4.6 million to the prior minority shareholders of Huanqiuyimeng in connection with Huanqiuyimeng Acquisition, payments of RMB4.5 million in connection with renovation in various training centers and RMB 0.8 million cash disposed along with the dispose of K-12 education assessment business of Muhua Shangce.

Net cash used in investing activities in the fiscal year ended December 31, 2020 of RMB 19.1 million was primarily attributable to cash payment of RMB 15.0 million to the prior minority shareholders of Huanqiuyimeng in connection with Huanqiuyimeng Acquisition and payments of RMB 4.1 million in connection with renovation in various training centers.

Financing Activities

Net cash provided by financing activities in the fiscal year ended December 31, 2022 of RMB 0.2 million ($0.03 million) was primarily attributable to cash received for exercise of share options and cash paid for employee individual income tax for net- settlement of vested shares.

Net cash provided by financing activities in the fiscal year ended December 31, 2021 of RMB 0.8 million was primarily attributable to cash received from short-term loan of RMB 2.7 million, in association with the disposed K-12 education assessment business before its deconsolidation during the year of 2021, netting off by RMB 2.0 million repayment of short-term loan by Huanqiuyimeng during the first quarter of 2021.

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

Indebtedness

In May 2022, we mortgaged the 16th floor of Gongyuan Real Estate Property to China Minsheng Bank for the general credit line of RMB 20.0 million and as of the date of this annual report, we have not drawn down any credit line. As of April 6, 2023, other than the foregoing mortgage, we do not have any outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(In thousands)
Total capital expenditures	4,910	4,452	1,618	235

Historically, our capital expenditures have been made primarily for leasehold improvements, computer and office equipment.

Contractual Obligations

Our contractual obligations comprise operating lease commitments and other commitments. The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(In thousands of RMB)
Operating Lease Obligations (1)	41,434	19,014	20,045	2,246	129

(1)

Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date of this annual report through June 2028 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

Off-Balance Sheet Arrangements

In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng shall invest RMB110.0 million in cash representing 55% equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to RMB30.0 million, representing 15% equity interests of the new company, while ATA Learning, a company controlled by Xiaofeng Ma, our Chairman and CEO, shall invest RMB80.0 million as a new investor, representing 40% equity interests in the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031. As of April 6, 2023, Huanqiuyimeng has not made any capital contribution and has a remaining investment commitment of RMB30.0 million.

Other than as described above, we do not currently have, and do not expect in the future to have, any other off-balance sheet arrangements or commitments. In our ongoing business, we do not plan to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 16 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities.

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

Our goodwill of RMB196,289,492 as of December 31, 2022 was related to the overseas art study services reporting unit and other educational services reporting unit. For the year ended December 31, 2022, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The fair value of the above two reporting units were based on the estimated price a willing buyer would pay, and were determined using an income approach with future cash flow estimates supported by estimated revenue growth rates, operating margins, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes company-specific risk premium. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance, unexpected changes in future economic and market conditions, as well as regulatory requirements. As of December 31, 2022, the estimated fair value of overseas art study services reporting unit is RMB76.6 million, which exceeds its carrying value of RMB51.8 million, and the estimated fair value of the other educational services reporting unit is RMB17.4 million, which exceeds its carrying value of RMB5.9 million. The discounted cash flows were projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 20% and a terminal growth rate at 3%. We did not record any impairment loss for the year ended December 31, 2022 as the fair value of the reporting unit is in excess of its carrying value.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

Revenue Recognition

We generated revenue primarily from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services through our training center network mainly in China as a result of Huanqiuyimeng Acquisition on August 6, 2019.

In accordance with ASC 606, Revenue from Contracts with Customers, revenues were recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value added taxes).

Under ASC 606, we are also required to estimate variable consideration, the determination of stand-alone selling prices (“SSP”) of performance obligations, and measurement of progress towards completion in revenue recognition.

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

•	Overseas study counselling services. Revenue is recognized over the service period on the basis of costs incurred to-date to the total estimated costs.

•	Other educational services. Revenue is recognized proportionately when the services are delivered.

•	when control of promised services is transferred to customers in an amount of consideration to which we expect to be entitled to in exchange for those services.

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

Long-term Investments

In accordance with ASC 321 Investment- Equity Security, we have elected to apply the measurement alternative to measure the equity investments that do not have readily determinable fair values at cost, adjusted for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. We consider information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

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

Recently Issued Accounting Pronouncements

In August 2021, the FASB issued ASU 2021-08, Accounting for contract assets and contract liabilities from contracts with customers (Topic 805). AUS 2021-12 addresses diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The ASU requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers, rather than fair value. The amendments are effective for annual and interim reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact of this ASU on the Company’s consolidated financial statements.

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

Name	Age	Position
Xiaofeng Ma	59	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	50	President and Director
Andrew Yan	65	Director
Hope Ni	50	Director
Alec Tsui	73	Director
Zhilei Tong	48	Director
Ruobai Sima	41	Chief Financial Officer

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

Andrew Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent non-executive director of China Resources Land Limited and an independent director of 360 DigiTech, Inc. (former called 360 Finance, Inc.) and Guoyuan Securities Co., Ltd. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni is an independent director of ATA Creativity Global. Ms. Ni currently serves on the boards of Zhihu Inc. (NASDAQ: ZH), Digital China Holdings Ltd. (Stock code: 00861.HK), Ucloudlink Group Inc. (NASDAQ: UCL) and Acotec Scientific Holdings Limited (HKEX: 6699). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

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

Zhilei Tong is a director of our board. Mr. Tong founded COL Digital Publishing Group Co., Ltd. in 2000 and is currently the chairman and CEO of COL Digital Publishing Group Co., Ltd. He is also the executive director and CEO of Jianshui Wenrui Enterprise Management Consulting Co., Ltd., the executive director and CEO of Beijing COL Culture Media Co., Ltd., the executive director of COL (Tianjin) Culture Development Co., Ltd., the chairman of Hangzhou COL Information Technology Co., Ltd., the executive director and CEO of Beijing COL Education Technology Development Co., Limited, the executive director of Shanghai COL Culture Development Co., Ltd., the executive director of Hubei COL Technology Development Co., Limited, the executive director and CEO of Hangzhou Chinese Universe Technology Co., Ltd, the executive director and CEO of Hainan Chinese Online Universe Technology Co., Ltd, the executive director and CEO of Tianjin Chinese Light Shadow Culture Media Co., Ltd, the executive director of Changchun Chinese Light Shadow Culture Media Co., Ltd, the executive director of Xiamen Chinese Light Shadow Culture Media Co., Ltd, the executive director of Beijing Tangyuan Network Technology Co., Ltd., the executive director and CEO of Guangzhou Meibu Information Technology Co., Ltd, the executive director and CEO of Guangzhou Siyuetian Information Technology Co., Ltd., the executive director of Hangzhou Siyutian Network Technology Co., Ltd, the executive director of Guangxi Yexiang Technology Co., Ltd, the executive director of Anhui Yexiang Technology Co., Ltd, the chairman of COL (Tianjin) Culture and Education Industry Investment Management Co., Ltd., the executive director of COL Investment Group Co., Limited, the executive director of Chinese Online Anti-Piracy Union Limited, the currently the chairman and CEO of COL MEDIA CORP, the director of COL WEB PTE. LTD., the director of ATA Online (Beijing) Education Technology Co., Ltd., the chairman of Crazy Maple Studio, the director of Beijing Chinese Miracle Culture Technology Co., Ltd., the president of Asia America Multi-technology Association, the vice-chairman of China Audio-video and Digital Publishing Association, and the vice president of China Editorial Association. Mr. Tong got both bachelor and IMBA degree from Tsinghua University.

Ruobai Sima is our Chief Financial Officer, having assumed such role on May 12, 2022. Prior to joining ACG, Mr. Sima served as CFO at various automotive services companies from 2016 to 2022, including Beijing Aiyihang Auto Service Group and Beijing Shouqi Zhixing Technology Co., Ltd. From 2015 to 2016, Mr. Sima served as the financial director for Bitauto Holdings, a leading auto Internet company focused on providing Internet information, shopping guide services and Internet marketing solutions in China. From 2008 to 2015, Mr. Sima served as the vice director of the finance department at Toyota Motor Finance (CHINA) Co., LTD, primarily focused in the areas of risk management and corporate finance. Mr. Sima served as a senior auditor at PricewaterhouseCoopers Beijing from 2004 to 2008. Mr. Sima earned a bachelor’s degree in finance from the Capital University of Economics and Business and a master’s degree in finance from the University of International Business and Economics, both in Beijing.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

There is no family relationship between any of the persons named above and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

For the fiscal year ended December 31, 2022, we and our subsidiaries paid aggregate cash compensation of RMB 6.7 million ($1.0 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan, in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool in each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2022, 9,301,934 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

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

The tables below set forth the share options issued and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share Options

Name	Number of Common Shares to be Issued Upon Exercise of Options	Exercise Price per Common Share	Date of Issuance	Vesting Start Date	Date of Expiration
Jun Zhang*	1,698,790	$1.2611	August 6, 2019	See note below	August 5, 2029
Ruobai Sima	200,000	$0.7900	February 7, 2022	February 7, 2022	February 6, 2032

*

One fourth (1/4) of the total number of common shares of the Company subject to the option of Jun Zhang vested on April 1, 2022 and one fourth (1/4) vested on April 1, 2023. The remaining one half (1/2) of the common shares of the Company subject to the option shall vest with one-quarter (1/4) on April 1, 2024 and one-quarter (1/4) on April 1, 2025, respectively, on the condition that specific performance target is achieved. As of the date of this annual report, the performance target for the remaining one half of the common shares has not yet been specified.

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

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Yan and Jun Zhang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class C directors Hope Ni and Alec Tsui were re-elected at our 2022 annual general meeting. Our class B directors Andrew Yan and Jun Zhang will retire from office and will be eligible for re-election at our 2023 annual general meeting. Our chief executive officer, which currently is Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D. Employees

We had 580, 584 and 536 employees as of December 31, 2020, 2021 and 2022 in China, respectively, including 3 employees of the VIE as of December 31, 2022. As of December 31, 2022, we had 140 employees in teaching, 145 employees in teaching administration and affairs (among which there are 16 permanent employees focusing on research and curriculum development who are supplemented by professional art teachers), 161 employees in sales and marketing, 5 in research and development and 85 in general and administrative functions.

We use our share incentive plans as additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives.” We believe these initiatives have contributed to our ability to attract and retain talent.

As required by PRC laws and regulations, we and the VIE participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We and the VIE make monthly payments to these plans in respect of each employee based on the employee’s compensation. We believe that we and the VIE maintain a good working relationship with our and the VIE’s employees and we and the VIE have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 6, 2023 by:

•	each person known to us to own beneficially more than 5% of common shares, and

•	each of our directors and executive officers.

	Common shares beneficially owned
	Number (1)		Percentage (2)
Directors and Executive Officers:
Xiaofeng Ma(3)	25,160,508		39.8%
Andrew Yan		*	*
Hope Ni		*	*
Alec Tsui		*	*
Zhilei Tong		*	*
Ruobai Sima		*	*
Jun Zhang(4)	10,209,396		15.9%
Directors and Executive Officers Combined	36,714,678		57.3%
Principal Shareholders:
Joingear Limited(5)	18,427,074		29.1%
HSBC International Trustee Limited(6)	9,804,588		15.5%
Able Knight Development Limited(3)	4,998,988		7.9%
Alpha Advantage Global Limited(7)	4,717,100		7.5%
Jiangong Zhao(7)	4,717,100		7.5%
Arts Consulting Limited(8)	9,360,000		14.8%
CL-TCC(9)	5,662,634		9.0%
Pengjian Shi(9)	5,662,634		9.0%
TCC Management Limited(9)	5,662,634		9.0%

*	Beneficially owns less than 1% of our common shares.
(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 6, 2023.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 6, 2023. The total number of our common shares outstanding as of April 6, 2023 is 63,171,840.

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

(6)

Based on a Schedule 13G Amendment No. 7 filed by HSBC International Trustee Limited on February 7, 2018. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #19-01 HSBC Building, Singapore 049320. Based on a Schedule 13G Amendment No. 8 filed by HSBC Holdings plc on February 8, 2023, HSBC International Trustee Limited is a subsidiary of HSBC Holdings plc. The registered address of HSBC Holdings plc is 8 Canada Square, London E14 5HQ, United Kingdom.

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

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and “Item 6.D. Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of April 6, 2023, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

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

In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare with a term from October 16, 2021 to October 15, 2022. The total amount of the agreement was RMB1.2 million and expense of RMB 275,967 was recorded for the year ended December 31, 2021. In June 2022, Huanqiuyimeng entered into a supplementary agreement with Applysquare to increase the contract amount by RMB22,000 for certain expense incurred. In September 2022, Huanqiuyimeng extended the above office space agreement for another year to October 15, 2023 and a total expense of RMB1,128,016 was recorded for the year ended December 31, 2022 in accordance with the above agreements. The office space agreement was terminated in March 2023 due to certain changes in operations.

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services. As of December 31, 2022, the system platforms are still under development and RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB 6.3 million due to cost optimization.

Purchase of video services from an Affiliate Company

In September 2022, Huanqiuyimeng entered into an agreement with ATA Learning Inc., pursuant to which ATA Learning Inc. provided professional videography and production of video services to Huanqiuyimeng. The total amount of the agreement was USD10,000. Majority of the services were completed in December 2022 and expense of RMB 49,579 was recorded accordingly for the year ended December 31, 2022.

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

Legal Proceedings

1. Beijing Litigation

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to two lawsuits filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business (for details of the sale of the ATA Online Business, see “Item 4.A. Information on the Company — History and Development of the Company”). The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

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

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the International Commercial Court of the Supreme People’s Court. In accordance with Article 21 and Paragraph 1 of Article 39 of the Civil Procedure Law of the People’s Republic of China and Item 5 of Article 2 of the Provisions of the Supreme People’s Court on Several Issues Concerning the Establishment of International Commercial Courts, the Supreme People’s Court ruled that these two cases should be heard by the Second International Commercial Court of the Supreme People’s Court. While the Company does not believe the plaintiffs have any merit in their claims, the Company is actively preparing for the foregoing suits. As of April 6, 2023, these two cases have not yet been heard.

2. Ningbo Litigation (such case has been transferred to Beijing Intermediate Court)

In March 2020, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Mr. Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s director Zhilei Tong, Chinese All Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma, the entities controlled by the management members of ATA Online and Chinese All Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (iii) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RMB 15.0 million and other litigation costs.

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs have appealed such order to Beijing High People’s Court. As of April 6, 2023, we are vigorously preparing to defend against such appeal.

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

Dividend Policy

The Company has not made any dividends or distributions to its shareholders for the fiscal years ended December 31, 2020, 2021 and 2022. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Principal Market of Our ADSs

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

Dividend Distributions

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted through its subsidiaries and through contractual arrangements with the VIE based in China. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. For the year ended December 31, 2022, our PRC subsidiaries allocated RMB 25.7 million ($3.7 million) to the general reserve fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

J. Annual Report to Security Holders.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of Renminbi against the U.S. dollar appreciated approximately 6.8% in 2020, appreciated approximately 2.3% in 2021 and depreciated approximately 9.2% in 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. Primarily as a result of the depreciation of the Renminbi against the U.S. dollar, the translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL to Renminbi during consolidation resulted in translation gain of RMB 556,762 ($80,723) which we recognized as a component of other comprehensive income for the fiscal year ended December 31, 2022. If the Renminbi against U.S. dollar as of December 31, 2022 had appreciated by 10% from 6.9646 to 6.3315 as of December 31, 2022, the other comprehensive income would have decreased by RMB 388,995 ($56,399). Further, we recognized a net foreign currency exchange loss of RMB 320 ($46) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2022 by 10% from 6.9646 to 6.3315 as of December 31, 2022, our foreign currency exchange loss would have decreased by RMB 234 ($34).

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.5%, 0.9% and 2.0% in the years 2020, 2021 and 2022, respectively. In February 2023, the year-over-year change in China’s consumer price index was 1.0%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $nil during the fiscal year ended December 31, 2022.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, due to the material weakness described below, as of December 31, 2022, our disclosure controls and procedures are ineffective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2022 because of the material weakness described below.

In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We did not design and maintain effective controls over certain information technology (“IT”) general controls for the information system, during the trial period of system, that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting certain IT applications are identified, tested, authorized and implemented appropriately, and (ii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirement. As a result, process level controls that are dependent on the completeness and accuracy of information derived from the affected IT system were ineffective because they could have been adversely impacted. The material weakness described above did not result in actual misstatements and there were no actual impacts on the consolidated financial statements as of and for the year ended December 31, 2022.

To remedy our material weakness, we have reinforced the oversight and review procedure over the information. We will continue to implement the necessary procedures and policies to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies. However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no other significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the fiscal year ended
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
Audit fees(1)	4,769,329	4,381,538	635,263
Audit-related fees(2)	1,586,419	2,737,202	396,857

(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2021 and 2022 were limited procedures performed in relation to our quarterly financial information and other review services.

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

Our independent registered public accounting firm, KPMG Huazhen LLP, issued our audit report for the fiscal year ended December 31, 2021. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. KPMG Huazhen LLP was subject to such determinations. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including our auditor KPMG Huazhen LLP) and vacated its previous determinations announced on December 16, 2021.

As of the date of this annual report and to our best knowledge, governmental entities in the Cayman Islands or China hold no shares in us or the VIE, and Chinese governmental entities hold no controlling financial interest with respect to us or the VIE; no member of the board of director of us or the VIE is an official of the Chinese Communist Party; the memorandum and articles of association of us and the VIE contains no charter of the Chinese Communist Party.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (1)

2.1	Form of Common Share Certificate (2)

2.2	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary (3)

2.3	Form of American depositary receipt evidencing American depositary shares (4)

2.4*	Description of Securities

4.1	2005 Share Incentive Plan of ATA Testing Authority (Holdings) Limited (5)

4.2	2008 Employee Share Incentive Plan of the Registrant and form of ISO Option Agreement and NQSO Option Agreement (6)

4.3	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of December 30, 2016) (7)

4.4	2008 Employee Share Incentive Plan of the Registrant (amended and restated as of October 26, 2018) (8)

4.5	Form of Indemnification Agreement between the Registrant and its directors (9)

4.6	Loan Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (10)

4.7	Loan Agreement between ATA Education Technology (Beijing) Limited and Jun Zhang, dated August 12, 2020 (11)

4.8	Call Option and Cooperation Agreement among ATA Education Technology (Beijing) Limited, Xiaofeng Ma, Jun Zhang and ATA Intelligent Learning (Beijing) Technology Limited, dated August 12, 2020 (12)

4.9	Exclusive Technical Consulting and Services Agreement between ATA Intelligent Learning (Beijing) Technology Limited and ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (13)

4.10	Equity Interest Pledge Agreement between ATA Testing Authority (Beijing) Limited and Xiaofeng Ma, dated March 15, 2018 (14)

4.11	Equity Interest Pledge Agreement between ATA Education Technology (Beijing) Limited and Jun Zhang, dated August 12, 2020 (15)

4.12	Power of Attorney by Xiaofeng Ma in favor of ATA Testing Authority (Beijing) Limited, dated March 15, 2018 (16)

4.13	Power of Attorney by Jun Zhang in favor of ATA Education Technology (Beijing) Limited, dated August 12, 2020 (17)

4.14

Supplementary Agreement to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated March 19, 2019 (18)

4.15

Supplementary Agreement II to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated April 20, 2019 (19)

4.16	Consent Letter by Arts Consulting Limited, Jun Zhang and Rui Deng in favor of the Registrant, dated August 6, 2019 (20)

4.17	Letter by the Registrant in favor of Arts Consulting Limited, Jun Zhang and Rui Deng dated December 30, 2019 (21)

4.18	Subscription Agreement between the Registrant and CL-TCC, dated December 15, 2019 (22)

4.19	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (23)

8.1*	List of Subsidiaries

11.1	Code of Conduct (24)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Jincheng Tongda & Neal Law Firm

15.3*	Opinion of Jincheng Tongda & Neal Law Firm

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2020.
(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.
(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.

(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674) filed with the Securities and Exchange Commission on January 24, 2017.
(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.
(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(10)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(11)	Incorporated by reference to Exhibit 4.11 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.
(12)	Incorporated by reference to Exhibit 4.13 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.
(13)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(14)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(15)	Incorporated by reference to Exhibit 4.17 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 13, 2021.
(16)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(17)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 13, 2021.
(18)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.
(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.
(20)	Incorporated by reference to Exhibit 99.3 to Jun Zhang’s Report on Schedule 13-D (File No. 001-83689) filed with the SEC on August 15, 2019.
(21)	Incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.

(22)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.
(23)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.
(24)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: April 12, 2023

ATA Creativity Global

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
ATA Creativity Global:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ATA Creativity Global and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
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
Valuation of goodwill
As discussed in Note 9 to the consolidated financial statements, the Company has RMB196,289,492 of goodwill as of December 31, 2022. As discussed in Note 2(t), the Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models.
We identified the valuation of goodwill as a critical audit matter. The forecasted revenue growth rates, forecasted operating margins and the discount rate used to estimate the fair values of the reporting units were challenging to test as they represented subjective determinations of future market and economic conditions that were sensitive to variation. Additionally, the audit efforts associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of the internal control over the Company’s process to assess the valuation of goodwill, including the determination of forecasted revenue growth rates, forecasted operating margins and discount rate used to estimate the fair values of the reporting units. We assessed the Company’s ability to accurately forecast revenue growth rates and operating margins by comparing the reporting units’ historical forecast on revenue growth rates and operating margins to actual results. We evaluated the Company’s forecasted revenue growth rates and operating margins by comparing them to historical results, taking into consideration future business plans of the reporting units developed by management of the Company. We performed sensitivity analysis over the forecasted revenue growth rates, forecasted operating margins and the discount rate to assess their impact on the Company’s impairment assessment. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it against the discount rate that was independently developed using publicly available industry data and comparable companies’ information.
/s/
KPMG Huazhen LLP
We have served as the Company’s auditor since 2015.
Beijing, China
April 12, 2023

ATA CREATIVITY GLOBAL
Consolidated Balance Sheets

	Note	December 31, 2021	December 31, 2022	December 31, 2022
		RMB	RMB	USD (Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	(1)	71,339,361	54,980,199	7,971,380
Accounts receivable, net		938,189	5,852,038	848,466
Prepaid expenses and other current assets	(4)	3,129,600	4,430,285	642,331

Total current assets		75,407,150	65,262,522	9,462,177

Long-term investments	(6)	38,000,000	38,000,000	5,509,482
Property and equipment, net	(8)	36,503,984	32,760,976	4,749,895
Intangible assets, net	(9)	93,352,778	76,119,444	11,036,282
Goodwill	(9)	194,754,963	196,289,492	28,459,301
Other non-current assets		26,739,026	28,415,794	4,119,903
Right-of-use assets	(10)	42,417,409	37,616,541	5,453,886

Total assets		507,175,310	474,464,769	68,790,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to the Company of RMB124,089 and RMB134,604 as of December 31, 2021 and 2022, respectively)	(12)	48,174,095	55,904,510	8,105,392
Lease liabilities-current	(10)	17,351,427	16,920,429	2,453,232
Deferred revenues	(13)	202,453,092	219,717,574	31,856,054

Total current liabilities		267,978,614	292,542,513	42,414,678

Lease liabilities-non-current	(10)	23,365,840	19,528,763	2,831,404
Deferred income tax liabilities	(14)	24,931,322	18,879,303	2,737,242

Total liabilities		316,275,776	330,950,579	47,983,324

Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 63,832,534 and 63,829,698 shares as of December 31, 2021 and 2022, respectively
Outstanding: 62,753,840 shares as of December 31, 2021 and 2022		4,720,147	4,720,147	684,357
Treasury shares—585,358 common shares as of December 31, 2021 and 2022, at cost		(9,818,754)	(8,626,894)	(1,250,782)
Additional paid-in capital		540,583,564	542,058,092	78,591,036
Accumulated other comprehensive loss		(37,559,847)	(37,003,085)	(5,364,943)
Accumulated deficit		(310,156,018)	(358,048,927)	(51,912,215)

Total shareholders’ equity attributable to ATA Creativity Global		187,769,092	143,099,333	20,747,453

Non-controlling interests		3,130,442	414,857	60,149

Total shareholders’ equity		190,899,534	143,514,190	20,807,602

Commitments and contingencies	(21)	—	—	—
Total liabilities and shareholders’ equity		507,175,310	474,464,769	68,790,926

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL
Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	USD
Net revenues	(13)	162,167,547	202,209,465	206,820,874	29,986,208
Cost of revenues		98,521,027	97,413,915	104,315,856	15,124,377

Gross profit		63,646,520	104,795,550	102,505,018	14,861,831

Operating expenses:
Research and development		8,832,488	11,801,545	6,790,791	984,572
Sales and marketing		53,500,051	66,149,460	75,265,726	10,912,504
General and administrative		100,097,849	93,256,046	77,051,580	11,171,429
Impairment loss of intangible assets and other non-current assets		3,120,425	—	—	—
Provision for loan receivable and other receivables	(5)	5,904,305	—	—	—
Total operating expenses		171,455,118	171,207,051	159,108,097	23,068,505
Other operating income, net		330,224	22,018	16,515	2,394
Loss from operations		(107,478,374)	(66,389,483)	(56,586,564)	(8,204,280)
Other income (loss):
Gain (loss) on deconsolidation of subsidiaries and others, net		(1,767,800)	33,542,154	1,308,627	189,733
Impairment loss of long-term investments	(6)	(1,726,391)	(6,000,000)	—	—
Interest income, net of interest expenses		1,171,837	1,110,681	756,886	109,738
Foreign currency exchange gains (losses), net		(1,052,856)	(213,046)	5,436	788

Total other income (loss), net		(3,375,210)	28,439,789	2,070,949	300,259

Loss before income taxes		(110,853,584)	(37,949,694)	(54,515,615)	(7,904,021)
Income tax benefit	(14)	(10,268,836)	(1,539,577)	(5,921,384)	(858,520)

Net loss		(100,584,748)	(36,410,117)	(48,594,231)	(7,045,501)

Net loss attributable to redeemable non-controlling interests	(15)	(2,582,632)	(714,121)	—	—
Net loss attributable to non-redeemable non-controlling interests		(5,804,084)	(2,046,403)	(701,322)	(101,682)
Net loss attributable to ATA Creativity Global		(92,198,032)	(33,649,593)	(47,892,909)	(6,943,819)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		53,445	(135,125)	556,762	80,723
Total other comprehensive income (loss)		53,445	(135,125)	556,762	80,723
Comprehensive loss		(100,531,303)	(36,545,242)	(48,037,469)	(6,964,778)
Comprehensive loss attributable to redeemable non-controlling interests	(15)	(2,582,632)	(714,121)	—	—
Comprehensive loss attributable to non-redeemable non-controlling interests		(5,804,084)	(2,046,403)	(701,322)	(101,682)
Comprehensive loss attributable to ATA Creativity Global		(92,144,587)	(33,784,718)	(47,336,147)	(6,863,096)
Basic and diluted losses per common share
attributable to ATA Creativity Global	(22)	(1.57)	(0.57)	(0.76)	(0.11)
See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL
Consolidated Statements of Changes in Equity

	Common shares
	Number of Outstanding shares	Amount	Treasury Shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity attributable to ATA Creativity Global	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	62,357,078	4,692,312	(27,737,073)	560,814,066	(37,478,167)	(200,151,065)	300,140,073	5,495,119	305,635,192
Net loss	—	—	—	—	—	(92,198,032)	(92,198,032)	(5,804,084)	(98,002,116)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	53,445	—	53,445	—	53,445
Share-based compensation	—	—	—	1,776,783	—	—	1,776,783	—	1,776,783
Issuance of common shares with net-settlement of employee individual income tax	343,924	24,363	—	(58,170)	—	—	(33,807)	—	(33,807)
Repurchase of common shares (Note 18)	—	—	(4,003,530)	—	—	—	(4,003,530)	—	(4,003,530)
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(6,184,572)	(6,184,572)	—	(6,184,572)
Acquisition of non-redeemable non-controlling Interests	—	—	—	(1,145,497)	—	—	(1,145,497)	1,145,497	—
Disposal of subsidiaries	—	—	—		—	—	—	6,469	6,469
Settlement of vested share options and vested shares using treasury shares	—	—	20,114,679	(20,114,679)	—	—	—	—	—

Balance as of December 31, 2020	62,701,002	4,716,675	(11,625,924)	541,272,503	(37,424,722)	(298,533,669)	198,404,863	843,001	199,247,864

Net loss	—	—	—	—	—	(33,649,593)	(33,649,593)	(2,046,403)	(35,695,996)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(135,125)	—	(135,125)	—	(135,125)
Share-based compensation	—	—	—	1,039,972	—	—	1,039,972	—	1,039,972
Issuance of common shares with net-settlement of employee individual income tax	52,838	3,472	—	(118,201)	—	—	(114,729)	—	(114,729)
Cash collected upon exercise of share options	—	—	—	232,245	—	—	232,245	—	232,245
Redeemable non-controlling interests redemption value accretion (Note 15)	—	—	—	—	—	(2,283,089)	(2,283,089)	—	(2,283,089)
Acquisition of non-redeemable non-controlling interests	—	—	—	(35,785)	—	—	(35,785)	(89,215)	(125,000)
Disposal of subsidiaries	—	—	—	—	—	24,310,333	24,310,333	4,423,059	28,733,392
Settlement of vested share options and vested shares using treasury shares	—	—	1,807,170	(1,807,170)	—	—	—	—	—

Balance as of December 31, 2021	62,753,840	4,720,147	(9,818,754)	540,583,564	(37,559,847)	(310,156,018)	187,769,092	3,130,442	190,899,534

Net loss	—	—	—	—	—	(47,892,909)	(47,892,909)	(701,322)	(48,594,231)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	556,762	—	556,762	—	556,762
Share-based compensation	—	—	—	1,459,755	—	—	1,459,755	—	1,459,755
Payments of individual income tax in connection with shares directly withheld from employees	—	—	—	(30,731)	—	—	(30,731)	—	(30,731)
Cash collected upon exercise of share options	—	—	—	218,943	—	—	218,943	—	218,943
Acquisition of non-redeemable non-controlling interests	—	—	—	1,018,421	—	—	1,018,421	(1,418,421)	(400,000)
Disposal of subsidiaries	—	—	—	—	—	—	—	(595,842)	(595,842)
Settlement of vested share options and vested shares using treasury shares	—	—	1,191,860	(1,191,860)	—	—	—	—	—

Balance as of December 31, 2022	62,753,840	4,720,147	(8,626,894)	542,058,092	(37,003,085)	(358,048,927)	143,099,333	414,857	143,514,190

Balance as of December 31, 2022-USD		684,357	(1,250,782)	78,591,036	(5,364,943)	(51,912,215)	20,747,453	60,149	20,807,602

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL
Consolidated Statements of Cash Flows

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(100,584,748)	(36,410,117)	(48,594,231)	(7,045,501)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,913,815	23,025,480	22,590,666	3,275,339
Loss (gain) from disposal of property and equipment	87,991	24,380	(1,692)	(245)
Share-based compensation	1,776,783	1,039,972	1,459,755	211,645
Deferred income tax benefit	(10,283,238)	(1,562,358)	(6,052,019)	(877,460)
Loss (gain) on deconsolidation of subsidiaries and others, net	1,767,800	(33,542,154)	(1,308,627)	(189,733)
Impairment loss of long-term investments	1,726,391	6,000,000	—	—
Provision for loan receivable and other receivables	5,904,305	—	—	—
Impairment loss of intangible assets and other non-current assets	3,120,425	—	—	—
Foreign currency exchange loss (gain)	1,050,043	213,741	323	47
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	(2,030,603)	1,245,142	(4,913,849)	(712,441)
Prepaid expenses and other current assets	12,866,352	675,236	(5,711,215)	(828,048)
Other non-current assets	(6,552,514)	(3,788,762)	(1,833,631)	(265,852)
Income tax payable	(571,474)	(85,707)	(7,947)	(1,152)
Accrued expenses and other payables	1,678,155	4,532,885	10,884,454	1,578,097
Deferred revenues	32,257,157	6,798,577	18,874,126	2,736,491

Net cash used in operating activities	(27,873,360)	(31,833,685)	(14,613,887)	(2,118,813)

Cash flows from investing activities:
Cash paid for property and equipment	(4,910,407)	(4,451,589)	(1,618,338)	(234,637)
Cash receipt from property and equipment disposal	37,441	22,490	6,010	871
Cash paid for liabilities assumed in relation to acquisition of Youru (Note 3)	—	—	(312,338)	(45,285)
Payment for acquisition of a subsidiary, less cash acquired	(15,000,000)	(4,642,082)	—	—
Proceeds from acquisition of a subsidiary, less cash paid	287,801	—	—	—
Proceeds from deconsolidation of subsidiaries and others, less cash disposed	494,737	(832,811)	(165,437)	(23,986)
Cash paid for acquisition of non-redeemable non-controlling interests	—	(125,000)	(400,000)	(57,995)

Net cash used in investing activities	(19,090,428)	(10,028,992)	(2,490,103)	(361,032)

Cash flows from financing activities:
Cash paid for employee individual income tax for net- settlement of vested shares	(33,807)	(114,729)	(30,731)	(4,456)
Cash received from short-term loans (Note 11)	19,618,000	2,710,000	—	—
Repayment of short-term loans (Note 11)	(17,808,000)	(2,000,000)	—	—
Cash received upon repayment of loan to a nominee shareholder of ATA Intelligent Learning (Note 1)	5,000,000	—	—	—
Cash paid for issuance loan to a nominee shareholder of ATA Intelligent Learning (Note 1)	(5,000,000)	—	—	—
Cash received upon private placement (Note 18)	8,530,931	—	—	—
Cash paid for repurchase of common shares (Note 18)	(4,003,530)	—	—	—
Cash received for exercise of share options	—	232,245	218,943	31,744

Net cash provided by financing activities	6,303,594	827,516	188,212	27,288

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL
Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Effect of foreign exchange rate changes on cash and cash equivalents	(814,131)	(348,911)	556,616	80,701
Net decrease in cash and cash equivalents	(41,474,325)	(41,384,072)	(16,359,162)	(2,371,856)

Cash and cash equivalents at beginning of year	154,197,758	112,723,433	71,339,361	10,343,236

Cash and cash equivalents at end of year	112,723,433	71,339,361	54,980,199	7,971,380

Supplemental disclosures of cash flow information :
Cash paid for income tax	114,003	154,379	28,316	4,105
Cash refunded for income tax	(2,869,042)	(5,316)	—	—
Cash paid for interest expenses	208,220	25,278	—	—
Non-cash investing and financing activities :
Acquisition of non-controlling interests	1,145,497	—	—	—
Consideration payable for acquisition of Youru (Note 3)	—	—	1,222,191	177,201
Disposal of net liabilities of subsidiaries, excluding cash	—	13,041,021	5,378,395	779,794
See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL
Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS
Description of Business and Organization
ATA Creativity Global (the “Company” or “ACG”, formerly known as ATA Inc.), through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiary (collectively referred to as the “Group”), offers a range of educational services consisting primarily of portfolio training service, research-based learning service, overseas study counselling service and other educational services primarily to individual students in person or online mainly through its training centers in the People’s Republic of China.
VIE Agreements
PRC regulations prohibit direct foreign ownership of business entities that engage in internet content provision (“ICP’’) services in the PRC. The Company and its subsidiaries are foreign owned business entities under the PRC law and accordingly are restricted from providing ICP services in the PRC, including having more than 50% ownership of entities engaged in providing such services. ATA Intelligent Learning (Beijing) Technology Limited (“ATA Intelligent Learning” or “VIE”) is engaged to provide, but not limited to, ICP services, such as providing online trainings and platforms in PRC. The Company has no legal ownership interest in ATA Intelligent Learning. The legal ownership interests of ATA Intelligent Learning are
90% owned by Mr. Xiaofeng Ma, the chairman of the board and chief executive officer of the Company, and 10% owned by Mr. Haichang Xiong, general counsel of the Company prior to August 12, 2020 and by Mr. Jun Zhang, president and director of the Company effective from August 12, 2020. Mr. Ma, Mr. Xiong and Mr. Zhang are PRC citizens. All individuals are nominee shareholders of ATA Intelligent Learning and holding their equity interests on behalf of the Company. Through a series of contractual agreements, including loan agreements, a call option and cooperation agreement, an equity interest pledge agreement, an exclusive technical consulting and services agreement and a power of attorney (collectively, the “VIE Agreements”) among ATA Education Technology (Beijing) Limited (“ATA Education”), ATA Intelligent Learning, and their nominee shareholders, the nominee shareholders of ATA Intelligent Learning have granted all their legal rights including voting rights and disposition rights of their equity interests in ATA Intelligent Learning to ATA Education. The nominee shareholders of ATA Intelligent Learning do not participate significantly in income and loss and do not have the power to direct the activities of ATA Intelligent Learning that most significantly impact its economic performance. Accordingly, ATA Intelligent Learning is considered a variable interest entity. The Company entered into the VIE Agreements to preserve the flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments.
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

The key terms of these VIE Agreements are as follows:
Loan agreements: ATA Education lent to ATA Intelligent Learning’s nominee shareholders, Mr. Xiaofeng Ma and Mr. Haichang Xiong, interest free loans in the amount of RMB
10.0 million, out of which RMB 1.0 million and RMB 9.0 million were stipulated to lend on March 15, 2018 and December 28, 2018, respectively, for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. The nominee shareholders of ATA Intelligent Learning can only repay the loans by transferring all of their legal ownership interest in ATA Intelligent Learning to ATA Education or to a party designated by ATA Education. The nominee shareholders of ATA Intelligent Learning are required to pay to ATA Education all dividends received from ATA Intelligent Learning. In the event that the nominee shareholders of ATA Intelligent Learning transfer their equity interests to the ATA Education or its designee at a price equivalent to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loan, the excess amount will be paid to ATA Education as loan interest. The initial terms of the loans are ten years, which may be extended upon the written agreement of ATA Education and ATA Intelligent Learning’s nominee shareholders. The approval of ATA Intelligent Learning is not required for the renewal of the loan agreements nor can ATA Intelligent Learning terminate the loan agreement during the contract term. On March 19, 2019 and April 20, 2019, ATA Education, ATA Intelligent Learning and each of the nominee equity shareholders of ATA Intelligent Learning entered into two supplementary agreements to the VIE agreements, pursuant to which the aggregate amount of loans made by ATA Education to the nominee shareholders of ATA Intelligent Learning for the capitalization of ATA Intelligent Learning was increased from RMB 10.0 million to RMB 50.0 million with all other terms and conditions under the VIE Agreements remain unchanged. According to the supplementary agreements, ATA Education lent additional RMB 40.0 million to the nominee shareholders in 2019 for the sole purpose of investing in ATA Intelligent Learning as ATA Intelligent Learning’s registered capital. On August 12, 2020, the loan agreement entered by Mr. Haichang Xiong with ATA Education, and the rights and obligations of Mr. Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest in ATA Intelligent Learning transferred by Mr. Haichang Xiong to Mr. Jun Zhang, and Mr. Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to ATA Education on August 17, 2020. On August 12, 2020, Mr. Jun Zhang, as the new shareholder of ATA Intelligent Learning, entered into a new loan agreement with ATA Education on the same terms as the loan agreement and the two supplementary agreements previously entered by Mr. Haichang Xiong and borrowed RMB 5.0 million from ATA Education on August 17, 2020 pursuant to aforementioned loan agreement.
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
The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong was general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately
40
% of the total ordinary shares of the Company issued and outstanding as of December 31, 2021 and 2022. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.
The nominee shareholder of ATA Intelligent Learning was changed from Mr. Haichang Xiong to Mr. Jun Zhang on August 12, 2020. There are no substantive changes on terms of the VIE agreements.
ATA Intelligent Learning holds 70
% equity interests of Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company newly established in August 2021. Beijing Zhenwu was mainly engaged in conducting some of the Group’s short-term project-based art learning services and terminated its business since early 2022.
The Company’s involvement with ATA Intelligent Learning and its subsidiary, or the consolidated VIE, under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as presented below.
The following assets and liabilities information of the Group’s consolidated VIE as of December 31, 2021 and 2022, and net revenues, net loss and cash flows for the years ended December 31, 2020, 2021 and 2022, were included in the accompanying consolidated financial statements of the Company.

	December 31, 2021	December 31, 2022
	RMB	RMB
Cash	191,046	159,882
Prepaid expenses and other current assets	16,041	6,592

Total current assets	207,087	166,474
Long-term investments (i)	62,722,195	55,779,696
Property and equipment, net	488	—
Other non-current assets	2,590	2,590

Total assets	62,932,360	55,948,760

Accrued expenses and other payables	124,089	134,604
Amounts due to related parties (ii)	62,767,353	63,597,353
Total current liabilities	62,891,442	63,731,957

Total liabilities	62,891,442	63,731,957

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(14,304,202)	(14,072,212)	(7,824,115)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash used in operating activities	(466,004)	(903,343)	(861,350)
Net cash used in investing activities	(15,000,000)	(4,642,082)	—
Net cash received from financing activities (iii)	15,122,000	5,645,353	830,186

(i)
Long-term investments as of December 31, 2021 and 2022 include investment cost and share of losses derived from the
30.96
% equity interests

investment in Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”) in the amount of RMB
62,722,195
 and RMB
55,779,696
,

respectively, which is eliminated on consolidation.

(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)
RMB15,122,000, RMB5,645,353 and RMB830,186 of net cash received from financing activities for the years ended December 31, 2020, 2021 and 2022 respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of the consolidated VIE and can have assets transferred out of the consolidated VIE. Therefore, the Company considers that there are no assets in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for the registered capital amounting RMB 50.0 million as of December 31, 2022. None of the assets of the consolidated VIE has been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of ATA Education or the Company.
Significant Concentrations and Risks
The Group is subject to the following significant concentration and risks:
Concentration of cash and cash equivalents balances held at financial institutions
Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31, 2021	December 31, 2022
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	59,679,748	47,841,321
— Denominated in U.S. Dollar (“USD”)	132	145

Total cash balances held at mainland PRC financial institutions	59,679,880	47,841,466

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	199,418	2,714
— Denominated in USD	11,460,063	7,136,019

Total cash and cash equivalents balances held at HKSAR financial institutions	11,659,481	7,138,733

Total cash and cash equivalents balances held at financial institutions	71,339,361	54,980,199

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB500,000. The bank deposits with financial institutions in the HKSAR are insured by the government authority up to HKD500,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HKSAR with acceptable credit rating.

Coronavirus Impact
Due to the outbreak and global spreading of the Coronavirus
(“COVID-19”)
since January 2020, the Group’s sales have been negatively impacted primarily due to the restrictions on international travels and temporary closures of training centers for safety and regulatory considerations for the years from 2020 to 2022.
In particular, the Company’s training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After
COVID-19
became gradually under control and following the directives of local governments, training centers have progressively resumed operation since June 2020. However, the
COVID-19
pandemic continues to evolve, and restrictions have been
re-imposed
from time to time thereafter in certain cities to combat local sporadic outbreaks. Students with any on-campus
training have been given the option to take their classes online since the
COVID-19
outbreak, although some of them prefer the traditional classroom format and have postponed their training, which have adverse impact on the Company’s net revenues to be recognized from portfolio training services. Enrollment from offline training centers have also been adversely affected due to the aforementioned temporary closure of training centers mainly for the first half of the year of 2020. The Group is relying on online sales channels and referrals to recruit new customers during this time and expects to enhance student enrollment from offline training centers as the
COVID-19
pandemic gradually becomes under control. Such impact was progressively mitigated after the
COVID-19
pandemic was gradually under control in the years of 2021 and 2022. In addition, the Company’s traditional overseas educational travel services were materially affected by delays and cancellations of tours due to
COVID-19
in the years of 2021 and 2022.
In late 2022, the Chinese government relaxed
COVID-19
control policies and business of the Group are gradually returning to normal.
The Company is closely monitoring the development of the
COVID-19
pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition, which the Company believes will not as material as prior years and ultimately depend on the duration and degree of the pandemic around China and the globe.
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
The Company, ATA Testing Authority (Holdings) Limited (“ATA BVI”), ATA Creativity Global (Hong Kong) Limited (“ACG HK”) (formerly known as Xing Wei Institute (Hong Kong) Limited (“Xing Wei”) and ACG International Group Limited (“ACGIGL”)’s functional currency is USD. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiary is RMB.
Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting foreign exchange gains and losses are included in the consolidated statements of comprehensive income (loss) in the line item “
Foreign currency exchange gains (losses), net
.”
Assets and liabilities of the Company, ATA BVI, ACG HK and ACGIGL are translated into RMB using the applicable exchange rate at each balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the year. Equity accounts other than retained earnings (accumulated deficit) generated in the current period are translated into RMB using the appropriate historical rates. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income (loss) within equity. Since RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.
For the convenience of the readers, the 2022 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB
6.8972
, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2022.

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
The Group’s revenue is primarily generated from portfolio training services, research-based learning services, overseas study counselling services and other educational services through its training centers in China. Revenue is recognized net of Value Added Tax (“VAT”). VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until paid to the tax authorities.
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
Other educational services mainly consist of language training services, junior art education services and in-school
classes The Group recognizes revenues from the other educational services proportionately when the services are delivered.

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
Sales commissions to sales personnel and third-party agents, and incentives
to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in other non-current
assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). The amortization expenses of contract cost assets were RMB
7,820,269
, RMB
14,244,301
, and RMB
18,470,625
for the years ended December 31, 2020, 2021 and 2022, respectively.

(i)	Cost of revenues
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
Research and development costs primarily consist of salaries and benefits for the Group’s research and development personnel, outsourcing services costs and other costs relating to the design, development, testing and enhancement of the technology systems in support for the rendering of the Group’s products and services. Research and development costs are expensed as incurred. Research and development cost incurred over software developed was primarily for internal use and treated as follows.
The Group expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for an
y of the periods presented.

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
The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The leases entered into within the Group do not incur initial direct costs or lease incentives. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost is recognized on a straight-line basis over the lease term.
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

ROU assets for operating lease are periodically reduced by impairment losses. The Group uses the long-lived assets impairment guidance in ASC Subtopic
360-10,
Property, Plant, and Equipment – Overall
, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.
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
Operating lease ROU assets are presented as operating lease right of use assets on the consolidated balance sheet. The current portion of operating lease liabilities is included in lease liabilities-current and the long-term portion is presented separately as lease liabilities-non-current
on the consolidated balance sheets.
The Group has elected not to recognize ROU assets and lease liabilities for short-term leases of training centers and offices that have a lease term of 12 months or less. The Group recognizes the lease payments associated with its short-term training centers and offices leases as an expense on a straight-line basis over the lease term.
As of December 31, 2021 and 2022, the Company did not have any finance leases.

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
The Group measures the cost of employee share options and
non-vested
shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested
shares, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. Awards granted to employees with performance conditions are measured at fair value on the grant date and are recognized as compensation expenses in the period and thereafter when the performance goal becomes probable to achieve. We elect to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed.
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
In connection with the adoption of
ASC 326 Financial Instruments-Credit Losses
(the “ASC 326”) on January 1, 2020, the new accounting standard replaced the incurred loss impairment methodology for recognizing credit losses with a new methodology that requires recognition of lifetime expected credit losses when a financial asset is originated or purchased, even if the risk of loss is remote, which results in losses being recognized earlier. The new methodology (referred to as the current expected credit losses model, or “CECL”) applies to most financial assets measured at amortized cost, including accounts receivables and loan receivable, and requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses.

(p)	Long-term investments
Equity method investments
The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.
Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as investment income (loss) in the consolidated statements of comprehensive income (loss).
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
Intangible assets mainly consist of externally acquired intangible assets resulting from the acquisitions of entities and accounted for using the acquisition method of accounting, which are estimated by management based on the fair value of assets acquired at the acquisition date. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives, which range from
1 to 10 years.
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

Employee benefit expenses recognized under these plans for the years ended December 31, 2020, 2021 and 2022 are allocated to the following expense items.

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	3,022,423	5,989,994	6,780,226
Research and development	962,709	1,294,439	316,293
Sales and marketing	1,881,648	3,775,110	4,199,996
General and administrative	2,576,853	3,810,984	3,742,289

Total expense due to employee benefit plans	8,443,633	14,870,527	15,038,804

(v)	Earnings (losses) per share
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
The Group uses net loss as the control number in determining whether the potential common shares are dilutive or anti-dilutive.

(w)	Segment reporting
The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of performance in determining the Group’s operating segments. The Group classified the operating segments for the years ended December 31, 2020, 2021 and 2022 into (i) Overseas art study services (ii) Other educational services and
(iii) K-12
education assessment and other services. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(x)	Business combination
Business combinations are
recorded
using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”):
Business Combinations
. The acquisition method of accounting requires an acquirer to determine the identifiable acquired assets, the liabilities assumed and any non-controlling
interest in the acquiree at the acquisition date, measured at their fair values as of that date. The consideration transferred for an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities assumed, equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling
interests. The excess of (i) the total cost of the acquisition, fair value of the non-controlling
interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

(y)	Recently adopted accounting standards
In December 2019, the FASB issued ASU
2019-12,
Income Tax (Topic 740): Simplifying the Accounting for Income Taxes (“ASU
2019-12”)
. ASU
2019-12
removes certain exceptions for recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. The Company adopted the disclosure requirements of ASU
2019-12
on the Company’s consolidated financial statements on
January 1, 2021
. There was no material impact on the Company’s consolidated financial statements.

(z)	Recently issued accounting standards
In August 2021, the FASB issued ASU
2021-08,
Accounting for contract assets and contract liabilities from contracts with customers (Topic 805).
AUS
2021-12
addresses diversity and inconsistency related to the recognition and measurement of contract assets and contract liabilities acquired in a business combination. The ASU requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, Revenue from Contracts with Customers, rather than fair value. The amendments are effective for annual and interim reporting periods beginning after December 15, 2022. The Company is currently evaluating the impact of this ASU on the Company’s consolidated financial statements.

(3)	BUSINESS ACQUISITION
In September, 2022, the Group entered into an agreement with Youru (Shanghai) Education Technology Co., Ltd. and its subsidiaries (“Youru”) to acquire the business of portfolio training and relevant consulting on fashion design through the transfer of the workforce, trademark and public domain. The Group was obligated to deliver the remaining performance obligations of Youru’s existing contracts with the students and assume the potential refund of the service fees. The acquisition was considered as immaterial. The Group recognized a goodwill with an amount of RMB
1,534,529
, which was assigned to the reporting unit of overseas art study services.

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
VAT-input deductible	19,317	565,675
Income tax refundable	131,078	15,488
Advances to employees	14,396	—
Prepaid marketing fee	388,902	657,764
Advances to suppliers	595,535	761,613
Other current assets	1,980,372	2,429,745

Total prepaid expenses and other current assets	3,129,600	4,430,285

Other current assets primarily consist of rent deposits and prepaid rent expenses.

(5)	LOAN RECEIVABLE, NET
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
million for the year ended December 31, 2020.

(6)	LONG-TERM INVESTMENTS

	December 31, 2021	December 31, 2022
	RMB	RMB
EEO Group	38,000,000	38,000,000

Total other equity investments	38,000,000	38,000,000

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
Prior to January 1, 2019, the Group acquired 7.95% equity interests of ApplySquare Education & Technology Co., Ltd (“ApplySquare”) in exchange for USD 3,000,000 (equivalent to RMB 19,721,700) in cash. As of January 1, 2019, the carrying amount of the investment in ApplySquare was RMB 22,471,700
. As of December 31, 2019, ACG made a qualitative assessment and identified that Applysquare failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicated that impairment existed. With the assistance of an independent appraiser, the Company evaluated the fair value of the investment in Applysquare as of December 31, 2019 and recorded an impairment loss of
RMB 20,895,309
based on the valuation result. Due to the severe shortage of working capital and negative market impact on its business in the year ended December 31, 2020, the Group recognized an impairment loss of
RMB 1,576,391
to reduce the investment to zero.
Prior to January 1, 2019, the Group acquired 20% equity interests of Beijing Xiaozhi Education Technology Co., Ltd. (“Xiaozhi”) in exchange for RMB 6,000,000 in cash. According to the shares purchase agreement, ACG has the right to appoint one director. The Company paid RMB 6,000,000 in cash to Xiaozhi in January 2019. The investment is not
in-substance
common stock due to the liquidation preference feature. During the year ended December 31, 2021, ACG made a qualitative assessment and identified that Xiaozhi failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicated that impairment existed. The Group recognized an impairment loss of
RMB 6,000,000 to reduce the investment to zero.

Long-term investment in Beijing Futou Technology Co., Ltd (“Futou Technology”) was acquired in connection with the acquisition of Huanqiuyimeng in 2019, which hel
d
15
% equity interests in Futou Technology. Due to the severe shortage of working capital and negative market impact on its business in the year ended December 31, 2020, the Group recognized an impairment loss of
RMB
150,000
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
Long-term investment in Beijing Quanouyimeng Culture Communication Co., Ltd. (“Quanouyimeng”), an entity that mainly delivers foreign language training services, was acquired in connection with the acquisition of Huanqiuyimeng in 2019, which held
100
% equity interests in
Quanouyimeng.
On June 10
, 2022, the Group entered into a loan agreement with Quanouyimeng and committed to provide an interest free loan up to RMB
0.95
 million to Quanouyimeng, pursuant to which, the Group paid RMB
0.65
 million before September 30, 2022 and the remaining RMB
0.30
 million in October 2022.
On July 1
, 2022, Huanqiuyimeng sold 70
% equity interests in Quanouyimeng to its management employee a
t nil
consideration. As a result, the Group deconsolidated Quanouyimeng as of July 1, 2022 when the Company no longer has a controlling financial interest in Quanouyimeng, by removing its net liabilities, writing-off
the receivables due from Quanouyimeng and recognizing a disposal gain of RMB682,996 according to ASC
810-10,
with the remainin
g 30
% equity interests of Quanouyimeng remeasured at nil fair value.

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
To estimate the fair value of investment in Quanouyimeng as of July 1, 2022, the Group used DCF Model, which is based on the fair value of the entire invested capital of Quanouyimeng using an income approach. The significant inputs for the valuation model include, but not limited to, future cash flows, discount rate, and the comparable selection set of companies operating in similar businesses. The Group recorded a gain on disposal of equity interests in Quanouyimeng amounting to RMB 682,996 for the year ended December 31, 2022.
The Group’s other financial instruments consist of cash and cash equivalents, accounts receivable, advances to third parties, employees and suppliers, which are included in the prepaid expenses and other current assets, loan receivable, net, accrued expenses and other payables and short-term loans, all of which have a carrying amount that approximate fair value because of the short maturity of these instruments.
The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2021 and 2022, respectively.

(8)	PROPERTY AND EQUIPMENT, NET
Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Building (i)	53,049,213	53,049,213
Computer equipment	2,993,047	2,842,992
Furniture, fixtures and office equipment	1,604,816	1,620,039
Motor vehicles	1,469,021	1,469,021
Software	1,701,584	1,565,195
Leasehold improvements	8,611,042	8,476,176

	69,428,723	69,022,636
Less: accumulated depreciation and amortization	(32,924,739)	(36,261,660)

Property and equipment, net	36,503,984	32,760,976

(i)
Huanqiuyimeng entered into a two-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch. The Facility is pledged by the real estate property owned by ATA Education, see Note 11 for details.

Total depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 is allocated to the following expense items:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	214,133	397,905	817,643
Research and development	240,603	448,414	22,084
Sales and marketing	9,597	7,984	9,674
General and administrative	7,158,056	4,937,844	4,267,932
Other operating income, net	398,192	—	—

Total depreciation expense	8,020,581	5,792,147	5,117,333

(9)	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill
ACG acquire
d 100% equity interests of Huanqiuyimeng and its subsidiaries in the year of 2019. This acquisition was accounted for under the acquisition method of accounting and the excess of fair values of the consideration and non-controlling
interests over the fair value of the identifiable net assets of Huanqiuyimeng is recorded as goodwill of RMB 200,478,795.
In May

and August 2020, the Group disposed three campuses in relation to the junior art education service to third parties. A decrease in goodwill of RMB
5,723,832

allocated to these campuses within the junior art education service was recognized based on the relative fair values of the campuses being disposed of and the portion of the reporting unit retained.
In July 2022, the Group dispose
d 70
% equity interests of Quanouyimeng in relation to majority of the foreign language training services to a third party, see Note 6 for details
. Nil
goodwill was allocated to the disposal group, of which the fair value is determined a
s nil.
In September 2022, the Group entered into an agreement with Youru. This acquisition was accounted for under the acquisition method and the company recognized a goodwill amounting to RMB
1,534,529
accordingly, see Note 3 for details.
The change in the carrying amount of goodwill by reporting unit is as follows:

	Overseas art study services	Other Educational Services	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2020 and 2021	176,046,647	18,708,316	194,754,963
Add: Acquisition of Youru	1,534,529	—	1,534,529

Balance as of December 31, 2022	177,581,176	18,708,316	196,289,492

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate. No impairment was identified and recorded for fiscal years ended December 31, 2020, 2021 and 2022.

(b)	Intangible assets
The following table summarizes the Company’s intangible assets, as of December 31, 2021 and 2022.

	December 31, 2021
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	79,000,000	(19,091,667)	—	59,908,333	10
Non-compete arrangements (i)	56,000,000	(22,555,555)	—	33,444,445	6

Total intangible assets	135,000,000	(41,647,222)	—	93,352,778

	December 31, 2022
	Gross carrying amount	Accumulated amortization /deduction	Impairment	Net carrying amount	Weighted average amortization period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	79,000,000	(26,991,667)	—	52,008,333	10
Non-compete arrangements (i)	56,000,000	(31,888,889)	—	24,111,111	6
Copyright obtained	240,000	(240,000)	—	—	1

Total intangible assets	135,240,000	(59,120,556)	—	76,119,444

Total amortization expense recognized for the years ended December 31, 2020, 2021 and 2022 is allocated to the following expense items:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	1,850,377	—	240,000
General and administrative	20,042,857	17,233,333	17,233,333

Total amortization expense	21,893,234	17,233,333	17,473,333

(i)	Trademark and Non-compete arrangements were recorded as a result of the acquisition of Huanqiuyimeng businesses.
As of December 31, 2022, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2023	17,233,333
2024	17,233,333
2025	13,344,444
2026	7,900,000
2027	7,900,000

(10)	LEASES
The primary leases that the Group entered into were for training centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.
As of December 31, 2021, the Company has 33 operating leases for training center and office spaces with remaining terms expiring from 1 through 55 months
and a weighted average remaining lease term of 3.08 years. Weighted average discount rates used in the calculation of the lease liability is 6.63%. As of December 31, 2022, the Company has 29 operating leases for training center and office spaces with remaining terms expiring from 1 through 66 months
and a weighted average remaining lease term of 2.79 years. Weighted average discount rates used in the calculation of the lease liability is 6.57%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.
Operating lease costs for the years ended December 31, 2020, 2021 and 2022 were RMB
22,998,535, RMB 21,599,937 and RMB 18,456,989
, respectively, which excluded cost of short-term contracts. Short-term lease expense, with a lease term of 12 months or less, for the years ended December 31, 2020, 2021 and 2022 were RMB 6,112,893, RMB 3,248,285 and RMB 3,412,129, respectively. Short-term lease commitments as of December 31, 2022 was RMB1,491,306. There were no
 variable lease costs or sublease income for leased assets for the years ended December 31, 2020, 2021 and 2022.
The impact of ASC 842 on the consolidated balance sheets as of December 31, 2021 and 2022 was as follows:

	December 31,	December 31,
	2021	2022
	RMB	RMB
Operating leases:
Right-of-use assets	42,417,409	37,616,541
Lease liabilities-current	17,351,427	16,920,429
Lease liabilities-non-current	23,365,840	19,528,763

Other information related to leases is presented below:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	20,376,826	21,478,066	18,669,210
Lease liability arising from obtaining Right-of-use assets	33,360,187	16,132,735	14,628,975
Maturities
of lease liabilities under
non-cancellable
leases as of December 31, 2022 are as follows:

Operating leases
RMB
2023	17,522,664
2024	12,278,559
2025	7,766,713
2026	1,538,067
2027	707,828
Thereafter	128,696
Total undiscounted lease payments	39,942,527
Less: Imputed interest	(3,493,335)
Total lease liabilities	36,449,192

(11)	SHORT-TERM LOANS
Loan Facility
In May 2022, Huanqiuyimeng entered into a
two-year
Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 20,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of Huanqiuyimeng. The Facility is pledged by the real estate property owned by ATA Education under a two-year
pledge agreement among ATA Education, Huanqiuyimeng and China Minsheng Bank Beijing Branch. For the year ended December 31, 2022, the Group ha
s not
withdrawn any line of credit from this loan facility.
Bank borrowings
The Company entered into several short-term bank borrowings in total amount of RMB13,327,000 in 2020 to support operations of Huanqiuyimeng during the
COVID-19
outbreak, which was fully repaid as of December 31, 2021.
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

(12)	ACCRUED EXPENSES AND OTHER PAYABLES
Accrued expenses and other payables consist of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Refund liability*	16,126,030	19,976,189
Accrued payroll and welfare	19,664,360	20,228,470
Accrued test monitoring fees	2,432,153	2,432,153
Accrued professional services expenses	2,658,861	3,791,413
Income taxes payable	22,781	14,834
Other current liabilities	7,269,910	9,461,451

Total accrued expenses and other payables	48,174,095	55,904,510

Other current liabilities as of December 31, 2021 and 2022 mainly include accrued advertising and outsourcing fees, value-added tax and other taxes payable, and other operating expense payable.
*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services or a full or partial return of the service fees are repaid to students based on the final outcome of the performance targets and is estimated based on historical experience and performance.

(13)	NET REVENUES
The components of net revenues for the years ended December 31, 2020, 2021 and 2022, are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Portfolio training services	113,191,386	151,433,831	153,136,274
Research-based learning services	4,452,915	5,977,438	3,721,829
Overseas study counselling services	21,059,645	23,623,998	24,974,973
Other educational services	20,025,679	21,174,198	24,657,609
K-12 education assessment and other services	3,437,922	—	330,189

Net Revenues	162,167,547	202,209,465	206,820,874

K-12
education assessment and other services revenues primarily include
K-12
education assessment services and content development services. The Company no longer provided K-12 education assessment services along with the disposal of Muhua Shangce since June 2, 2021.
Deferred revenue is recorded when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer in advance.

Changes in the deferred revenue balances during the year ended December 31, 2021 and 2022 are as follows:

	Fiscal year ended December 31,
	2021	2022
	RMB	RMB
Balance at of the beginning of the period	199,448,112	202,453,092
Cash received in advance, net of VAT	210,709,401	223,388,868
Acquisition of Youru	—	1,534,529
Revenue recognized from opening balance of deferred revenue	(106,900,106)	(113,271,035)
Revenue recognized from deferred revenue arising during the year	(94,296,098)	(88,928,077)
Disposal of equity interests in subsidiaries for deconsolidation	(3,793,597)	(1,609,644)
Change of refund liabilities	(2,714,620)	(3,850,159)

Balance at of the end of the period	202,453,092	219,717,574

(14)	INCOME TAXES
Cayman Islands and British Virgin Islands
Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.
Hong Kong
ACG HK did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2020, 2021 and 2022. Accordingly, no provision for Hong Kong profits tax was required.
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
In December 2008, ATA Education received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Education to the preferential income tax rate of
15
% effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of
15
% effective retroactively from January 1, 2011 to December 31, 2013. In October 2014 and 2017, ATA Education received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate o
f
15
% effective from January 1, 2014 to December 31, 2016 and from January 1, 2017 to December 31, 2019, respectively. In December 2020, ATA Education received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate o
f
15
% effective retroactively from January 1, 2020 to December 31, 2022.
In December 2009, Muhua Shangce received approval from the tax authority that it qualified as an HNTE. The certificate entitled it to the preferential income tax rate of
15
% effective retroactively from January 1, 2009 to December 31, 2011. In July 2012, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of
15
%
effective from January 1, 2012 to December 31, 2014. In November 2015 and October 2018, Muhua Shangce received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate o
f
15
% effective from January 1, 2015 to December 31, 2017 and from January 1, 2018 to December 31, 2020, respectively. Muhua Shangce was no longer consolidated into the Group after the disposal of its entire equity interests on June 2, 2021. See Note 15.

The EIT Law and its relevant regulations impose a withholding tax at 10
% for earnings generated beginning January 1, 2008, unless reduced by a tax treaty or agreement, for dividends distributed by a
PRC-resident
enterprise to its immediate holding company outside the PRC. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2021 and 2022, the Company has not accrued income taxes on earnings of
RMB2,820,818 and RMB 2,486,972 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB 282,082 and RMB248,697, respectively as of December 31, 2021 and
2022.
Loss
before income taxes were generated in the following jurisdictions:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(15,482,426)	(18,488,181)	(7,206,659)
PRC	(95,351,791)	(19,442,469)	(47,256,605)
Hong Kong	(19,367)	(19,044)	(52,351)

Loss before income taxes	(110,853,584)	(37,949,694)	(54,515,615)

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
PRC
Current income tax expense	14,402	22,781	130,635
Deferred income tax benefit	(10,283,238)	(1,562,358)	(6,052,019)

Total income tax benefit	(10,268,836)	(1,539,577)	(5,921,384)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended December 31, 2020, 2021 and 2022 to earnings before income taxes due to the following:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Computed “expected” income tax expenses (benefit)	(27,713,394)	(9,487,423)	(13,628,904)
Increase in valuation allowance	11,770,037	10,531,372	6,084,383
Entities not subject to income tax	3,445,048	1,691,406	1,429,868
Non-deductible expenses
Entertainment	226,312	280,436	192,298
Share-based compensation	444,196	259,993	364,939
Other non-deductible expenses	1,634,539	3,927,212	1,625,037
Additional deduction of research and development costs	(288,502)	(120,598)	—
Disposal of equity interests in subsidiaries	—	(8,385,539)	(1,577,200)
Other	212,928	(236,436)	(411,805)

Actual income tax benefit	(10,268,836)	(1,539,577)	(5,921,384)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31, 2021	December 31, 2022
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	27,926,708	34,562,809
Impairment and investment loss of long-term investments	10,523,946	10,598,946
Lease liabilities	10,179,317	9,112,298
Intangible assets and other non-current assets	945,446	405,191
Provision for loan receivable and other receivables	1,887,015	2,927,994
Accrued expenses and other payables	2,818,170	3,652,004
Property and equipment, net	81,512	53,301
Donation	7,500,000	5,000,000

Total gross deferred income tax assets	61,862,114	66,312,543
Less: valuation allowance	(48,897,848)	(51,769,696)

Total deferred income tax assets, net	12,964,266	14,542,847
Deferred income tax liabilities:
Intangible assets	23,338,194	19,029,861
Right-of-use assets	9,838,270	8,721,522
Contract cost assets	4,719,124	5,670,767

Total gross deferred income tax liabilities	37,895,588	33,422,150
Net deferred income tax liabilities	24,931,322	18,879,303
The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the period	44,713,570	56,172,945	48,897,848
Additions	11,770,037	10,531,372	6,084,383
Reduction due to expiration of temporary difference	—	—	(2,500,000)
Reduction as a result of deconsolidation of subsidiaries	(310,662)	(17,806,469)	(712,535)

Balance at the end of the period	56,172,945	48,897,848	51,769,696

As of December 31, 2022, the valuation allowance of RMB 51,769,696 was related to the deferred income tax assets of PRC entities which were in loss position.
As of December 31, 2022, the Group had tax loss carry forwards for PRC income tax purpose of RMB 138,251,236
,
of which RMB 1,361,508, RMB 6,363,372, RMB 9,497,471, RMB 3,920,683, RMB 28,317,935, nil, RMB 28,305,140, RMB 23,594,429, RMB 16,581,088, and RMB 20,309,610 will expire if unused by December 31, 2023, 2024, 2025, 2026, 2027, 2028, 2029, 2030, 2031 and 2032, respectively.
For the years ended December 31, 2020, 2021 and 2022, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.
According to the PRC Tax Administration and Collection
La
w, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax return of each of the Company’s PRC consolidated entities is subject to examination by the relevant tax authorities for the calendar tax years beginning 2018.

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
The
following
table presents balance of the Mezzanine Equity as of December 31, 2020 and as of the
period-end
prior to its disposal in the year of 2021.

RMB
Balance as of January 1, 2020	44,896,428

Less: Comprehensive loss attributable to redeemable non-controlling interests during the year	(2,582,632)
Accretion of redeemable non-controlling interests	6,184,572

Balance as of December 31, 2020	48,498,368

Less: Comprehensive loss attributable to redeemable non-controlling interests during the period	(714,121)
Accretion of redeemable non-controlling interests	2,283,089

Balance as of June 2, 2021	50,067,336

(b)	Non-redeemable non-controlling interests
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
Muhua Shangce generated pretax losses of RMB 12,446,417, and RMB 3,441,545 for the years ended December 31, 2020 and the period before its disposal in 2021, respectively, of which RMB 6,795,744, and RMB 1,879,084 were attributed to the Company.

Upon the disposal of Muhua Shangce, the Company recorded a gain amounting to RMB33,542,154 for the year ended December 31, 2021. The calculation of the Company’s disposal gain is included in the following.

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
For the years ended December 31, 2020, 2021 and 2022, the Group classified the operating segments into (i) Overseas art study services (ii) Other educational services and
(iii) K-12
education assessment and other services.
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
segments.
The
following table presents selected financial information relating to the Group’s segments:

For the year ended December 31, 2022:	Overseas art study services	Other educational services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	181,833,076	24,657,609	330,189	206,820,874
Operating cost and expenses:
Cost of revenues	92,389,567	11,552,359	373,930	104,315,856
Research and development	5,903,055	—	887,736	6,790,791
Selling and marketing	69,398,473	5,736,053	131,200	75,265,726
Unallocated corporate expenses*	—	—	—	77,051,580

Total operating cost and expenses	167,691,095	17,288,412	1,392,866	263,423,953

Other operating income, net	—	—	16,515	16,515

Income (Loss) from operations	14,141,981	7,369,197	(1,046,162)	(56,586,564)

Unallocated other income, net				2,070,949

Loss before income taxes				(54,515,615)

For the year ended December 31, 2021:	Overseas art study services	Other educational services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	181,035,267	21,174,198	—	202,209,465
Operating cost and expenses:
Cost of revenues	81,964,815	14,154,713	1,294,387	97,413,915
Research and development	4,176,398	3,148,402	4,476,745	11,801,545
Selling and marketing	60,436,932	5,598,532	113,996	66,149,460
Unallocated corporate expenses*	—	—	—	93,256,046

Total operating cost and expenses	146,578,145	22,901,647	5,885,128	268,620,966

Other operating income, net	—	—	22,018	22,018

Income (Loss) from operations	34,457,122	(1,727,449)	(5,863,110)	(66,389,483)

Unallocated other income, net				28,439,789

Loss before income taxes				(37,949,694)

For the year ended December 31, 2020:	Overseas art study services	Other educational services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	138,703,946	20,025,679	3,437,922	162,167,547
Operating cost and expenses:
Cost of revenues	83,972,820	9,954,371	4,593,836	98,521,027
Research and development	1,834,597	150,622	6,847,269	8,832,488
Selling and marketing	49,804,055	3,266,430	429,566	53,500,051
Unallocated corporate expenses*	—	—	—	100,097,849
Impairment loss of intangible assets and other non-current assets	—	—	3,120,425	3,120,425
Provision for loan receivable and other receivables	—	—	5,904,305	5,904,305
Total operating cost and expenses	135,611,472	13,371,423	20,895,401	269,976,145

Other operating income, net	167,016	94,340	68,868	330,224

Income (Loss) from operations	3,259,490	6,748,596	(17,388,611)	(107,478,374)

Unallocated other loss, net				(3,375,210)

Loss before income taxes				(110,853,584)

*	Unallocated corporate expenses represent the general and administrative expenses for the years ended December 31, 2020, 2021 and 2022.
Majority
of the Group’s operations, c
ust
omers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(17)	SHARE-BASED COMPENSATION
2008 Share incentive plan
On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2022, 9,301,934 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

Under the 2008 Plan (including the original and both versions of the Amendment and Restatement), share options are generally granted wit
h 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months, unless a shorter or longer duration is established at the time of the option grant. Share options are granted at an exercise price equal to or as an average over a certain number of trading days of the fair market value of the Company’s share at the date of grant and expire 10 years from the grant date, unless a shorter or longer expiration period is specified.
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
In November 2018, 1,772,584 share options, including 1,215,114 vested share options and 557,470 non-vested
share options were cancelled in accordance with the board of directors’ resolutions. RM
B 877,321 of compensation costs were accelerated and recognized for the year ended December 31, 2018.
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
In 2019, 1,698,790 share options with exercise price at USD 1.2611 per common share were issued to certain officer with service condition and specific performance target, among which 424,698 share options (the “First Tranche”) were granted on March 25, 2020 and vested on April 1, 2022; 424,698 share options (the “Second Tranche”) were granted on March 25, 2022 and vested on April 1, 2023. The remaining has not been granted since the performance condition target has not yet been approved.
In November 2020, 842,000 share options with exercise price at USD 0.5697 per common share were issued to certain employees with service condition and specific performance target, among which 181,750 share options (the “First
Tranche-A”)
and 173,002 share options (the “Second
Tranche-A”)
were granted on April 15, 2021 and April 15, 2022, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 46,050 share options among the First
Tranche-A
has met the performance condition set forth in the grant agreements and vested on June 30, 2022. 57,250 share options among the Second
Tranche-A
has met the performance condition set forth in the grant agreements and has vested on April 1, 2023.

In November 2020, 310,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 77,500 shares (the “First
Tranche-B”)
and 77,500 shares (the “Second
Tranche-B”)
were granted on April 15, 2021 and April 15, 2022, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 16,000 shares among the First
Tranche-B
has met the performance condition set forth in the grant agreements vested on June 30, 2022 and 24,750 shares among the Second
Tranche-B
has met the performance condition set forth in the grant agreements and vested on April 1, 2023.
In February 2022, 200,000 share options with exercise price at USD 0.79 per common share were granted to certain officer with service condition, with one fourth of the total number vesting on each of the first, second, third and fourth anniversary date of the grant date.
273,000 restricted shares were granted to an employee with service condition on October 27, 2022, among which 40% of the shares shall vest on October 27, 2023, 40% on October 27, 2024 and the remaining on October 27, 2025.
Other than the restricted shares issued in November 2020 and October 2022, the restricted shares were awarded with non-forfeitable dividend rights before vesting.
A summary of the share options activities for years ended December 31, 2020, 2021 and 2022:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2019	402,500	0.75
Granted	424,698	1.26
Exercised	—	—
Forfeited	—	—
Cancelled	—	—
Expired	—	—

Outstanding as of December 31, 2020	827,198	1.01
Granted	181,750	0.57
Exercised	(62,416)	0.58
Forfeited	(135,700)	0.57
Cancelled	—	—
Expired	—	—

Outstanding as of December 31, 2021	810,832	1.02
Granted	797,700	0.99
Exercised	(53,538)	0.58
Forfeited	(178,252)	0.97
Cancelled	—	—
Expired	—	—

Outstanding as of December 31, 2022	1,376,742	1.03

Vested and expected to vest as of December 31, 2022	1,376,742	1.03	6.95	20,819

Exercisable as of December 31, 2022	693,544	0.99	6.46	16,855

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2022, was determined based on the closing price of the Company’s common shares on December 31, 2022.

Information relating to options outstanding and exercisable as of December 31, 2022 is as follows:

Options outstanding as of December 31, 2022			Options exercisable as of December 31, 2022
Number of Shares	Exercise Price per Share	Remaining Contractual Life	Number of Shares	Exercise Price per Share	Remaining Contractual Life
	USD	Years		USD	Years
208,496	0.58	5.85	208,496	0.58	5.85
16,800	0.53	6.21	15,550	0.53	6.21
849,396	1.26	6.60	424,698	1.26	6.60
102,050	0.57	8.01	44,800	0.57	8.01
200,000	0.79	9.11

1,376,742	1.03	6.95	693,544	0.99	6.46

The Company calculated the fair value of the share options on the grant date, for the years ended December 31, 2020, 2021 and 2022, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended December 31,
	2020	2021	2022
Expected dividend yield	0%	0%	0%
Expected volatility	57%	70%	67%
Expected term	6.04	5.40	4.17/4.79/6.25
Risk-free interest rate (per annum)	0.67%	0.90%	2.08%/2.78%/1.84%
The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.
Compensation
expense
recognized for share options for the year ended December 31, 2020, 2021 and 2022 is allocated to the following expense items:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	—	62,224	59,874
Research and development	—	6,944	4,785
Sales and marketing	—	6,806	35,546
General and administrative	316,815	476,435	935,582

Total share-based compensation expense	316,815	552,409	1,035,787

The weighted-average grant-date fair value of share options granted in 2020, 2021 and 2022 were USD 0.13, USD 1.20 and USD 0.31, respectively. The total intrinsic value of share options exercised by the Group’s employees during the years ended December 31, 2020, 2021 and 2022 were nil, USD 58,268 and USD 29,532, respectively.
As of December 31, 2022, RMB
540,610 of total unrecognized compensation expense related to non-vested
share options is expected to be recognized over a weighted average period of approximately 2.14 years.

Non-vested
shares
A summary of the
non-vested
shares activities for the year ended December 31, 2020, 2021 and 2022 is presented below:

	Number of shares	Weighted average grant date fair value
		USD
Outstanding at December 31, 2019	1,102,136	0.933
Granted	—	—
Vested	(484,678)	1.043
Forfeited	(14,370)	0.907
Cancelled	—	—

Outstanding at December 31, 2020	603,088	0.955
Granted	77,500	1.545
Vested	(419,752)	1.112
Forfeited	(61,500)	1.545
Cancelled	—	—

Outstanding at December 31, 2021	199,336	0.671
Granted	350,500	0.841
Vested	(199,336)	0.671
Forfeited	(52,750)	0.615
Cancelled	—	—

Outstanding at December 31, 2022	297,750	0.881

The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was USD318,038, USD422,516 and USD150,982 respectively.
Upon vesting of the
non-vested
shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended December 31, 2020, 2021 and 2022, the Company withheld 12,292, 13,464 and 6,148 vested shares upon vesting of the non-vested
shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested
shares for the years ended December 31, 2020, 2021 and 2022 is allocated to the following expense items:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	—	27,806	29,057
Research and development	74,861	3,692	—
Sales and marketing	—	11,741	40,655
General and administrative	1,385,107	444,324	354,256

Total share-based compensation expense	1,459,968	487,563	423,968

As of December 31, 2022, RMB 1,557,174 of total unrecognized compensation expense related to non-vested
shares is expected to be recognized over a weighted averag
e per
iod of approximately 2.78
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
In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 957,186 ADSs and 1,080,549 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2021 and 2022 respectively.

(19)	STATUTORY RESERVES
In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax
profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2021 and 2022, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,698,704 and RMB 25,698,704, respectively, which is restricted for distribution to the
Company.

(20)	RELATED PARTY TRANSACTIONS
(1) Purchase of IT System Consulting Service, Office Sharing Service and System Development and Data Services from an Affiliate Company
Huanqiuyimeng has purchased consulting services relating to IT system from an affiliate company, ApplySquare Education & Technology Co., Ltd. (“Applysquare”) in October 2021. The expense recorded for the year ended December 31, 2021 was RMB 50,913.
In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare with a term from October 16, 2021 to October 15, 2022. The total amount of the agreement was

RMB
1.2
 million and expense of RMB
275,967
was recorded for the year ended December 31, 2021. In June 2022, Huanqiuyimeng entered into a supplementary agreement with Applysquare to increase the contract amount by RMB22,000 for certain expense incurred. In September 2022, Huanqiuyimeng extended the above office space agreement for another year to October 15, 2023 and a total expense of
RMB
1,128,016
 was recorded for the year ended December 31, 2022 in accordance with the above agreements. The office space agreement was terminated in March 2023 due to certain changes in operations.
In
January
2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year
charge of data and system maintenance services. As of December 31, 2022, the system platforms are still under development and RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB
6.3
million due to cost optimization.
(2) Purchase of video services from an Affiliate Company
In September 2022, Huanqiuyimeng entered into an agreement with ATA Learning Inc., pursuant to which ATA Learning Inc. provided professional videography and production of video services to Huanqiuyimeng. The total amount of the agreement was
USD10,000. Majority of the services were completed in December 2022 and expense of RMB 49,579 was recorded accordingly for the year ended December 31, 2022.
(3) Purchase of Online Education Platform Services from an Affiliate Company
Huanqiuyimeng has subscribed services of online educational platform provided by an affiliate company, EEO Empower Education Online Co., Ltd. (“EEO”), to support its online delivery of credit hours and other relevant services from January to June 2020. Cost of revenues in the amount of RMB 115,968 was recognized for the services purchased during the period.
(4) Amounts Due to a Related Party
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

(5) Joint Liability Guarantee provided by a Related Party
Muhua Shangce has borrowed RMB 3.0 million from a third-party company at an annual interest rate of 4.35% in April 2020, for which the Company’s CEO and Director, Mr. Xiaofeng Ma, has provided a joint liability guarantee. Muhua Shangce was disposed of in June 2021 and the related balance was derecognized from the Company’s consolidated financial statements.
(6) Amounts Due to a Company Controlled by a Related Party
In November 2020 and May 2021, a partnership controlled by the Company’s CEO and Director, Mr. Xiaofeng Ma provided a ten-month
interest-free loan of RMB 500,000 and a fourteen-month interest free loan of RMB 700,000 to Muhua Shangce respectively. The outstanding balance was RMB500,000 as of December 31, 2020. Muhua Shangce was disposed of in June 2021 and the related balance of RMB1,200,000 before the disposal was derecognized from the Company’s consolidated financial statements.
(7) Expenses paid to a Related Company on behalf of Huanqiuyimeng
From January 1, 2020 to May 14, 2020, before Shanghai Aixue Culture Communication Co., Ltd. (“Shanghai Aixue”) became a wholly owned subsidiary of the Company, Huanqiuyimeng prepaid RMB 672,254 to Shanghai Aixue, a company previously owned by president Mr. Jun Zhang and one of the employees, and Shanghai Aixue paid a total of RMB 483,902 of Huanqiuyimeng’s operating expenses on behalf of Huanqiuyimeng.

(21)	COMMITMENTS AND CONTINGENCIES
Legal Proceedings
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
The plaintiffs claimed that the sale of the ATA Online Business was a related-party transaction or a self-dealing transaction, for which approval by unrelated shareholders is required and the board of the directors of the Company did not have the right to approve such transaction; the plaintiffs also claimed that the ATA Online Business was worth more than the consideration of

US$
200.0

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
The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the International Commercial Court of the Supreme People’s Court. In accordance with Article 21 and Paragraph 1 of Article 39 of the Civil Procedure Law of the People’s Republic of China and Item 5 of Article 2 of the Provisions of the Supreme People’s Court on Several Issues Concerning the Establishment of International Commercial Courts, the Supreme People’s Court ruled that these two cases should be heard by the Second International Commercial Court of the Supreme People’s Court. While the Company does not believe the plaintiffs have any merit in their claims, the Company is actively preparing for the foregoing suits. As of the date of this annual report, these two cases have not yet been heard.
In addition, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Mr. Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s director Zhilei Tong, ChineseAll Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma, the entities controlled by the management members of ATA Online and ChineseAll Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (iii) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RM
B 15.0
million and other litigation costs.
The case was transferred by the Ningbo City Intermediate People’s Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. As of the date of this annual report, the plaintiffs have appealed such order and the Company is vigorously preparing to defend against such appeal.

While the Company does not believe the allegations of the plaintiffs have any merit and intend to vigorously defend against these lawsuits, the Company is currently unable to evaluate the likelihood of favorable or unfavorable outcomes of such lawsuits. The amount of unfavorable outcomes, if any, cannot be reasonably estimated. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2022.
Investment commitments
In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng will invest
RMB110.0 million in cash representing 55
% equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to
RMB30.0 million, representing 15% equity interests of the company, while a new investor ATA Learning (Beijing) Inc., a company controlled by Mr. Xiaofeng Kevin Ma, CEO and Chairman of the Group, will invest RMB80.0 million, representing 40
% equity interests in the new company.
The capital contribution obligations of Huanqiuyimeng amounting to
RMB30.0
million is due on December 31, 2031. As of December 31, 2022, the Group has not made any capital contribution and has a remaining investment commitment of
RMB30.0 million.

(22)	EARNINGS (LOSSES) PER COMMON SHARE
Basic and diluted losses per common share are calculated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to ATA Creativity Global	(92,198,032)	(33,649,593)	(47,892,909)
Redeemable non-controlling interest redemption value accretion	(6,184,572)	(2,283,089)	—
Net loss available to common shareholders	(98,382,604)	(35,932,682)	(47,892,909)
Denominator:
Denominator for basic loss per share:
Weighted average common shares outstanding	62,660,037	62,748,095	62,753,840
Denominator for diluted loss per share	62,660,037	62,748,095	62,753,840
Basic loss per common share attributable to ATA Creativity Global	(1.57)	(0.57)	(0.76)
Diluted loss per common share attributable to ATA Creativity Global	(1.57)	(0.57)	(0.76)
The following table summarizes potential common shares outstanding excluded from the calculation of diluted losses per share for the year ended December 31, 2020, 2021 and 2022, because their effect is anti-dilutive:

	Year ended December 31,
	2020	2021	2022
Shares issuable under restricted shares and share options	827,198	826,832	1,674,492

(23)	ATA CREATIVITY GLOBAL (“PARENT COMPANY”)
The following presents condensed financial information of the Parent Company only.
Condensed Balance Sheets

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
Cash and cash equivalents	2,235,730	1,098,896	159,325
Prepaid expenses and other current assets	3,892	4,252	616
Investments in subsidiaries	187,780,984	144,677,894	20,976,323

Total assets	190,020,606	145,781,042	21,136,264

Accrued expenses and other payables	2,251,514	2,681,709	388,811

Total liabilities	2,251,514	2,681,709	388,811

Common shares	4,720,147	4,720,147	684,357
Treasury shares	(9,818,754)	(8,626,894)	(1,250,782)
Additional paid in capital	540,583,564	542,058,092	78,591,036
Accumulated other comprehensive loss	(37,559,847)	(37,003,085)	(5,364,943)
Accumulated deficit	(310,156,018)	(358,048,927)	(51,912,215)

Total shareholders’ equity	187,769,092	143,099,333	20,747,453

Total liabilities and shareholders’ equity	190,020,606	145,781,042	21,136,264

Condensed Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cost of revenues	—	(90,029)	(88,930)	(12,894)
Operating expenses	(10,748,782)	(6,412,398)	(6,175,519)	(895,366)
Provision for loan receivable	(3,943,902)	—	—	—
Investment loss	(83,753,528)	(5,120,016)	(41,635,317)	(6,036,554)
Interest income	63,613	139	6,861	995
Foreign currency exchange losses, net	(5)	(45)	(4)	(1)
Loss before income taxes	(98,382,604)	(11,622,349)	(47,892,909)	(6,943,820)

Income tax expense	—	—	—	—

Net loss	(98,382,604)	(11,622,349)	(47,892,909)	(6,943,820)

Other comprehensive income (loss)	53,445	(135,125)	556,762	80,723

Comprehensive loss	(98,329,159)	(11,757,474)	(47,336,147)	(6,863,097)

Condensed Statements of Cash Flows

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net cash used in operating activities	(10,150,979)	(4,529,860)	(4,509,052)	(653,751)
Cash flows from investing activities:
Cash received from subsidiaries	3,804,240	4,113,412	3,159,503	458,085
Cash lent to subsidiaries	(72,794,230)	(9,692)	(101,614)	(14,733)
Net cash provided by (used in) investing activities	(68,989,990)	4,103,720	3,057,889	443,352
Cash flows from financing activities:
Cash received from p rivate placement	8,530,931	—	—	—
Cash received for exercise of share options	—	232,245	218,943	31,744
Repurchase of treasury shares	(4,003,530)	—	—	—

Net cash provided by financing activities	4,527,401	232,245	218,943	31,744

Effect of foreign exchange rate changes on cash	(895,932)	(57,011)	95,386	13,830
Net decrease in cash	(75,509,500)	(250,906)	(1,136,834)	(164,825)
Cash and cash equivalents at beginning of year	77,996,136	2,486,636	2,235,730	324,150

Cash and cash equivalents at end of year	2,486,636	2,235,730	1,098,896	159,325