Form 20-F
period 2023-12-31
ATA Creativity Global
filed 2024-04-10
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

c/o Rm.507, Bldg. 3, BinhuZhuoyueCheng,

WenhuaKechuangYuan, Huayuan Blvd. 365,

Baohe, Hefei, Anhui 230051, China

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

64,000,260 common shares

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

☐  Yes    ☐  No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.
●	the “Company” refers to ATA Creativity Global, formerly known as ATA Inc.
●	“we,” “us,” “our company,” “our” and “ACG” refer to the Company and its subsidiaries, as the context requires.
●	the “VIE” refers to ATA Intelligent Learning (Beijing) Technology Limited, our variable interest entity based in China, and its subsidiary, as the context requires.
●	the “WFOE” refers to ATA Education Technology (Beijing) Limited, formerly known as ATA Testing Authority (Beijing) Limited.
●	“Huanqiuyimeng” refers to Beijing Huanqiuyimeng Education Consultation Corp., 100% equity interests of which were acquired by the VIE and us in 2019 (the “Huanqiuyimeng Acquisition”).
●	“ATA Online” refers to ATA Online (Beijing) Education Technology Co., Ltd., which was a wholly owned subsidiary of us and was disposed of by us on August 16, 2018.
●	“ATA Online Business” refers to, collectively, ATA Online and its subsidiaries, ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, which were former subsidiaries of the Company incorporated under the laws of mainland China and holding companies of ATA Online, which we disposed of on August 16, 2018.
●	“China,” “Chinese” and “PRC” refer to the People’s Republic of China.
●	all references to “Renminbi” or “RMB” are to the legal currency of mainland China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
●	“PRC GAAP” refers to generally accepted accounting principles in mainland China.
●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.
●	“PRC subsidiary” means any direct and indirect subsidiary of the Company incorporated and domiciled in mainland China.
●	“credit hour” refers to the standard unit we use to measure educational credit for our portfolio training services (as defined below) and other educational services; each credit hour roughly equals one hour of time committed by our teachers in our portfolio training services and other educational services.

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2022 and 2023 and for each of the years in the three-year period ended December 31, 2023, and the related notes. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “AACG”.

We conduct our business primarily in China and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB 7.0999 to US$1.00, the noon buying rate in effect as of December 31, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of the US. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “aim,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;
●	our future prospects and market acceptance of our products and services;
●	our future business development and results of operations;
●	our plans for mergers and acquisitions;
●	the impact of the Huanqiuyimeng Acquisition;
●	projected revenues, profits, earnings and other estimated financial information;
●	our plans to expand and enhance our products and services;
●	the potential market size and growth of our products and services;
●	competition in the market for our products and services;
●	PRC laws, regulations and policies, including those applicable to the education industry, internet content providers, variable interest entity and foreign exchange;
●	the impact of the political tensions between the United States and China or other countries, and the impact of actual or potential international military actions;
●	the impact of the coronavirus disease, or COVID-19, and other pandemics or natural disasters; and
●	assumptions underlying or related to any of the foregoing.

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

For the fiscal year ended December 31, 2023, we had 4,129 students enrolled, of which 60.2% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. Our net revenues were RMB 202.2 million, RMB 206.8 million and RMB 221.6 million ($31.2 million) in the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through its PRC subsidiary Huanqiuyimeng and its subsidiaries. The Company, through its wholly owned subsidiary ACG International Group Limited, or ACGIGL, holds 69.04% of the equity interests of Huanqiuyimeng. The Company also has the power to direct activities of the VIE through the WFOE and consolidates the VIE into its consolidated financial statements under U.S. GAAP. As of the date of this annual report, the VIE has no business operations of its own, but holds 30.96% equity interests in Huanqiuyimeng, and 70% equity interests in Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company established in August 2021 for purpose of developing and marketing our project-based learning services in the form of short-term art courses but has no business operations as of the date of this annual report. Other than holding equity interests in Huanqiuyimeng and Beijing Zhenwu, the VIE also holds minority investments in two PRC companies. Notwithstanding the foregoing, as we are currently considering expanding our online courses and other services, for which an internet content provision license, or ICP license, may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required. The variable interest entity structure is a structure commonly used to provide contractual exposure to foreign investment in China-based companies where PRC law prohibits or restricts direct foreign investment in the related Chinese operating companies, and investors may never be able to directly hold equity interests in the VIE. This structure involves unique risks to investors and PRC regulatory authorities could disallow our variable interest entity structure, which may result in a material change in our operations and/or value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless. See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.” for more detailed discussions.

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

In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations and overseas listing in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, issuing new regulations requiring Chinese companies conducting direct and indirect overseas securities offering and listing to complete filing procedure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are still new or evolving, it is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business” and “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China.”

Our Corporate Structure

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through ACGIGL, a wholly owned subsidiary of the Company, and 30.96% equity interests of Huanqiuyimeng is owned by the VIE. We, through the WFOE, entered into a series of contractual arrangements with the VIE and its shareholders, including (i) powers of attorney under which we can exclusively exercise all rights of shareholders of the VIE; (ii) exclusive technical consulting and services agreement that allows us to have sole and exclusive right to provide specified technical and consulting services to the VIE and receive certain consulting fees from the VIE; (iii) call option and cooperation agreement and loan agreements that provide us with the option to purchase the equity interest in the VIE; and (iv) equity interest pledge agreements that guarantee the performance of the VIE and its shareholders’ obligations under the exclusive technical consulting and services agreement and the call option and cooperation agreement. Under U.S. GAAP, pursuant to such contractual arrangements, the Company has (i) the power, through the WFOE, to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the losses and the right to receive benefits of the VIE that could potentially be significant to the VIE. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. See “Item 4.A. History and Development of the Company — Our Consolidated Variable Interest Entity” and “Item 4.A. History and Development of the Company — Contractual Arrangements with the VIE”. However, these contractual arrangements may be less effective in providing operational control than direct ownership as the VIE’s shareholders may fail to perform their obligations under the contractual arrangements and we could incur substantial costs in enforcing these contractual arrangements if we are able to enforce these contractual arrangements at all. Our rights under such contractual arrangements have not been tested in a court of law, and we cannot assure you that a court would enforce our contractual rights. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations and rules, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.”

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

(4)

We conduct our operations primarily through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly owned subsidiaries. As of April 3, 2024, Huanqiuyimeng has 12 directly or indirectly wholly owned subsidiaries.

Government Regulations and Permissions

As of the date of this annual report, we believe that the Company, its subsidiaries and the VIE have received all requisite permissions and approvals from the PRC government authorities to operate their businesses in China and offer securities to foreign investors, and no permissions or approvals have been denied. We have obtained an opinion from Jincheng Tongda & Neal Law Firm, our PRC legal counsel, with respect to all permissions and approvals necessary to operate our businesses in China and offer securities to foreign investors. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions and approvals are not required but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, the Company, its subsidiaries and the VIE may be required to obtain additional licenses or approvals. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements.

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

Two of our subsidiaries i.e., Jinan City Shizhong District Nuobi Education Training School Co., Ltd., or Jinan Nuobi, and Qingdao Haili Education Consultation Co., Ltd., or Qingdao Haili, have respectively obtained an operating permit for private school. Jinan Nuobi operates our junior art education business while Qingdao Haili has no business operation and operates no training center. Other than the junior art education business operated by Jinan Nuobi, none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities.

Our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, return course and service fees collected, pay a multiple of the amount of returned course and/or service fees to regulators as a penalty, and/or cease operations, which could materially and adversely affect our business, results of operations, financial condition, and the value of our ADSs.

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

Potential Permissions and Approvals for Business Operations

Operating Permit for Private School

According to the Law for Promoting Private Education, as amended by the Standing Committee of the National People’s Congress of the PRC, or the NPC, on December 29, 2018 (the “Amended Private Education Law”), and the Amended Implementation Rules for the Law for Promoting Private Education newly promulgated by the State Council on April 7, 2021 which became effective on September 1, 2021 (the “Amended Implementation Rules”), private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Opinion, which, among others, requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) formulate standards for different categories of non-academic subjects and (iii) conduct strict examination before granting any permission. As of the date of this annual report, in order to implement the Opinion, certain local government authorities, including some of the areas where we have training centers such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province and Liaoning Province, have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Education of Guangdong Province issued a notice which provides that local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving in non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Education of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which provides that, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On November 8, 2023, the Department of Education of Liaoning Province and other government authorities jointly issued the Management Measures for Non-academic After School Tutoring Institutions Targeting Primary and Secondary Middle School Students of Liaoning Province, which came into effect on December 1, 2023 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students and pre-school children aged 3 and above shall apply for operating permit from local education administration authorities at county level. However, the foregoing laws, regulations, rules and guidance are still new, and thus the interpretation of the foregoing remain unclear in several respects at this time, and especially, it is unclear if private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us are required to obtain private school operating permits or the approval for non-academic after-school tutoring institution from local competent authorities. Since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits or other relevant approval from local competent authorities by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules.

To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits or approvals for non-academic after-school tutoring institutions from local competent authorities. As of the date of this annual report, two of our subsidiaries i.e., Jinan Nuobi and Qingdao Haili, have respectively obtained an operating permit for private school. Jinan Nuobi operates our junior art education business while Qingdao Haili has no business operation and operates no training center. Other than the junior art education business operated by Jinan Nuobi, none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, return course and service fees collected, pay a multiple of the amount of returned course and/or service fees to regulators as a penalty, and/or cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

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

On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Provisions on Model Contract for Cross-border Transfer of Personal Information (the “Model Contract Provision”) with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provision, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority. The Model Contract Provision stipulates a six-month period starting from June 1, 2023 to rectify noncompliance prior to June 1, 2023. On September 28, 2023, the CAC published the Provisions for Standardizing and Promoting Cross-border Data Flow (Draft for Comments), or the Draft Provisions for Cross-border Data Flow, which, among other things, provides that there is no need to pass the security assessment for outbound transfer of data, enter into the model contract or obtain personal information protection certification if one is expected to transfer personal information of less than 10,000 individuals overseas in one year, however, the consent from the personal information owner shall be obtained if the outbound transfer of personal information is based on such consent. As of the date of this annual report, the Draft Provisions for Cross-border Data Flow was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As the foregoing rules were recently issued and the regulations are still evolving, we are still evaluating and monitoring whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues.

In the event of any failure to comply with the Personal Information Protection Law, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

Potential Permissions and Approvals for Offering Securities to Foreign Investors

The Crackdown Opinion

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, or the Crackdown Opinions. The Crackdown Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Crackdown Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this annual report, we believe the permission and approval of the China Securities Regulatory Commission, or the CSRC, is not required for the Company, its subsidiaries and the VIE in connection with our listing on Nasdaq, but as the official guidance and interpretation of the Crackdown Opinions remain unclear in several respects at this time, we cannot assure you that the Company, its subsidiaries and the VIE will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all. If the Company, its subsidiaries and the VIE are unable to obtain such permission or approval if required in the future, our securities may be delisted from Nasdaq and/or the value of our ADSs may significantly decline or become worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Filing with the CSRC under the Overseas Offering and Listing Measures

On February 17, 2023, the CSRC issued the Trail Implementation Management Measures of Overseas Offering and Listing by Domestic Companies (the “Overseas Offering and Listing Measures”), which came into effect on March 31, 2023, and provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and in the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Notice on Management and Arrangement of the Filing of Overseas Offering and Listing by Domestic Companies issued by CSRC on February 17, 2023 (the “Overseas Offering and Listing Notice”), an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the Overseas Offering and Listing Measures is still new and the interpretations and implementation of such regulation still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023. In addition, since regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

Cash Flow and Assets Transfer between the Company, Its Subsidiaries, and the VIE

For the year ended December 31, 2021, the Company received RMB4.1 million from subsidiaries of the Company and paid RMB9,692 to subsidiaries of the Company, respectively. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Company’s condensed consolidating schedule depicting the consolidated cash flows under “— VIE Consolidation Schedule” (the “Condensed Cash Flow Schedule”) for fiscal year 2021. The Company received RMB3.2 million from subsidiaries of the Company and paid RMB0.1 million to subsidiaries of the Company, respectively, for the year ended December 31, 2022. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2022. The Company received RMB2.5 million from subsidiaries of the Company and paid RMB1.4 million to subsidiaries of the Company, respectively, for the year ended December 31, 2023. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2023.

Cash is transferred from the Company to its subsidiaries through shareholder loan and capital contribution. For the year ended December 31, 2021, subsidiaries of ATA BVI repaid RMB2.7 million to ATA BVI in relation to the loan borrowed from ATA BVI during the year ended December 31, 2019. This cash flow was classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and was eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2021. See note 1 to the Condensed Cash Flow Schedule for fiscal year 2021. For the year ended December 31, 2023, subsidiaries of ATA BVI repaid RMB3.6 million of loan borrowed from ATA BVI during the year ended December 31, 2019. This cash flow was classified as investing activities of ATA BVI and financing activities of its subsidiaries, respectively, and was eliminated within the column of “Subsidiaries of the Company” of the Condensed Cash Flow Schedule for fiscal year 2023. See note 1 to the Condensed Cash Flow Schedule for fiscal year 2023.

To date, we and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements (defined below). We and the VIE do not currently have any plans to distribute earnings or settle amounts owed under the VIE Agreements.

For the years ended December 31, 2021, 2022 and 2023, due to the fact that the VIE did not provide material services, the VIE did not generate cash inflows from the delivery of services, and its cash inflows were provided via capital contribution of the nominee shareholders and loan arrangement from subsidiaries of the Company. For the years ended December 31, 2021, 2022 and 2023, the VIE borrowed RMB5.9 million, RMB0.8 million and RMB1.1 million from subsidiaries of the Company respectively. The VIE repaid RMB250,000, nil and nil to subsidiaries of the Company during the years ended December 31, 2021, 2022 and 2023, respectively. See line items of “Cash flows from investing activities – Cash paid to inter-companies/Cash received from inter-companies” and “Cash flows from financing activities – Cash received from inter-companies/Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2021, 2022 and 2023. As of December 31, 2023, the outstanding payables due from the VIE to subsidiaries of the Company were RMB64.6 million, which was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023. These cash flows were classified as investing activities of subsidiaries of the Company and financing activities of the VIE, respectively.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company, or “new nominee shareholder”) and paid back the entire RMB5.0 million loan to the WFOE. The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2023, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB45.0 million and RMB5.0 million respectively were recorded as the receivables due from related parties for the VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2021, 2022 and 2023.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

The Company’s subsidiaries and the VIE did not make any dividends or distributions to the Company in the fiscal years ended December 31, 2021, 2022 and 2023. If any dividend is paid by our PRC subsidiaries to the Company in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.” If any payment is made from the VIE to the WFOE pursuant to the contractual arrangements between them, such payments will be subject to PRC taxes, including business taxes and value-added tax, or VAT.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

The Company did not make any dividends or distributions to its shareholders in the fiscal years ended December 31, 2021, 2022 and 2023. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

●	The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through its PRC subsidiary Huanqiuyimeng and its subsidiaries and may elect to provide such services through the VIE in the future. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our PRC subsidiaries or the VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries or the VIE is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.

●	Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in mainland China or within an entity domiciled in mainland China and may need to be used to fund our operations outside of mainland China, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans. See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”
●	PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in mainland China, up to the amount of net assets held in each operating subsidiary. See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”
●	Due to various requirements imposed by PRC laws and regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIE may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIE, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3.D. Risk Factors — Summary of Risk Factors — PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”
●	If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D. Risk Factors — Summary of Risk Factors — We may be classified as a ‘resident enterprise’ of China, which may result in unfavorable tax consequences to us and the investors”, “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”

●	In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE. The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

VIE Consolidation Schedule

The following tables present the Company’s condensed consolidating schedule depicting the consolidated statements of comprehensive income (loss) for the fiscal years ended December 31, 2021, 2022 and 2023 of the Company, its subsidiaries, the VIE, and the corresponding eliminating adjustments separately.

	Year Ended December 31,
	2023
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	221,618,968	—	—		221,618,968
Cost and expenses:
Cost of revenues	74,827	106,886,932	—	—		106,961,759
Operating expenses	5,141,980	150,202,984	839,014	—		156,183,978
Total cost and expenses	5,216,807	257,089,916	839,014	—		263,145,737
Other operating income, net	—	30,865	—	—		30,865
Loss from operations	(5,216,807)	(35,440,083)	(839,014)	—		(41,495,904)
Other income	25,797	947,489	368	—		973,654
Investment loss	(28,469,235)	—	(6,776,600)	35,245,835	(2)	—
Loss before income taxes	(33,660,245)	(34,492,594)	(7,615,246)	35,245,835		(40,522,250)
Income tax benefit	—	(6,811,709)	—	—		(6,811,709)
Net loss	(33,660,245)	(27,680,885)	(7,615,246)	35,245,835		(33,710,541)
Net loss attributable to non-controlling interests	—	(6,825,164)	(1,732)	6,776,600	(2)	(50,296)
Net loss attributable to ATA Creativity Global	(33,660,245)	(20,855,721)	(7,613,514)	28,469,235		(33,660,245)

	Year Ended December 31,
	2022
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	206,820,874	—	—		206,820,874
Cost and expenses:
Cost of revenues	88,930	104,226,926	—	—		104,315,856
Operating expenses	6,175,519	152,050,480	882,098	—		159,108,097
Total cost and expenses	6,264,449	256,277,406	882,098	—		263,423,953
Other operating income, net	—	16,515	—	—		16,515
Loss from operations	(6,264,449)	(49,440,017)	(882,098)	—		(56,586,564)
Other income	6,857	754,982	483	—		762,322
Investment loss	(41,635,317)	—	(6,942,500)	48,577,817	(2)	—
Gain on deconsolidation of subsidiaries and others, net	—	1,308,627	—	—		1,308,627
Loss before income taxes	(47,892,909)	(47,376,408)	(7,824,115)	48,577,817		(54,515,615)
Income tax benefit	—	(5,921,384)	—	—		(5,921,384)
Net loss	(47,892,909)	(41,455,024)	(7,824,115)	48,577,817		(48,594,231)
Net loss attributable to non-controlling interests	—	(7,636,896)	(6,926)	6,942,500	(2)	(701,322)
Net loss attributable to ATA Creativity Global	(47,892,909)	(33,818,128)	(7,817,189)	41,635,317		(47,892,909)

	Year Ended December 31,
	2021
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	202,209,465	—	—		202,209,465
Cost and expenses:
Cost of revenues	90,029	97,323,886	—	—		97,413,915
Operating expenses	6,412,398	163,895,033	1,032,971	(133,351)	(1)	171,207,051
Total cost and expenses	6,502,427	261,218,919	1,032,971	(133,351)		268,620,966
Other operating income, net	—	155,369	—	(133,351)	(1)	22,018
Loss from operations	(6,502,427)	(58,854,085)	(1,032,971)	—		(66,389,483)
Other income	94	894,258	3,283	—		897,635
Investment loss	(5,120,016)	—	(7,042,524)	12,162,540	(2)	—
Gain on deconsolidation of subsidiaries and others, net	—	33,542,154	—	—		33,542,154
Impairment loss of long-term investments	—	—	(6,000,000)	—		(6,000,000)
Loss before income taxes	(11,622,349)	(24,417,673)	(14,072,212)	12,162,540		(37,949,694)
Income tax benefit	—	(1,539,577)	—	—		(1,539,577)
Net loss	(11,622,349)	(22,878,096)	(14,072,212)	12,162,540		(36,410,117)
Net loss attributable to non-controlling interests	—	(9,747,545)	(55,503)	7,042,524	(2)	(2,760,524)
Net loss attributable to ATA Creativity Global	(11,622,349)	(13,130,551)	(14,016,709)	5,120,016		(33,649,593)
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

The following tables present the Company’s condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2022 and 2023 of the Company, its subsidiaries, the VIE and corresponding eliminating adjustments separately.

	December 31, 2023
		Subsidiaries
		of the				Elimination
	The Company	Company		VIE		adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	1,068,177	58,841,837		257,218		—		60,167,232
Accounts receivable, net	—	2,235,490		—		—		2,235,490
Prepaid expenses and other current assets	4,272	8,031,305		6,592		—		8,042,169
Inter-company receivables	—	64,617,353	(1)	—		(64,617,353)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	1,072,449	183,725,985		263,810		(114,617,353)		70,444,891
Non-current assets:
Other non-current assets	—	144,192,170		12,590		—		144,204,760
Goodwill	—	196,289,492		—		—		196,289,492
Long-term investments	115,087,677	38,000,000		49,003,096		(164,090,773)	(3)	38,000,000
Total non-current assets	115,087,677	378,481,662		49,015,686		(164,090,773)		378,494,252
Total assets	116,160,126	562,207,647		49,279,496		(278,708,126)		448,939,143

LIABILITIES
Current liabilities:
Accrued expenses and other payables	3,122,258	45,963,258		60,587		—		49,146,103
Deferred revenues and other current liabilities	—	265,256,398		—		—		265,256,398
Inter-company payables	—	—		64,617,353	(1)	(64,617,353)	(1)	—
Total current liabilities	3,122,258	311,219,656		64,677,940		(64,617,353)		314,402,501
Total non-current liabilities	—	21,562,935		—		—		21,562,935
Total liabilities	3,122,258	332,782,591		64,677,940		(64,617,353)		335,965,436

Shareholders’ equity:
Common shares	4,730,128	—		—		—		4,730,128
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2)(3)	—
Treasury shares	(8,201,046)	—		—		—	(3)	(8,201,046)
Additional paid-in capital	545,222,465	(120,348,733)		—		120,348,733	(3)	545,222,465
Accumulated other comprehensive loss	(37,004,507)	45,917,853		—		(45,917,853)	(3)	(37,004,507)
Retained earnings (accumulated deficits)	(391,709,172)	238,868,040		(65,334,283)		(173,533,757)	(3)	(391,709,172)
Non-controlling interests	—	49,003,096		(64,161)		(49,003,096)	(3)	(64,161)
Total shareholders’ equity	113,037,868	229,425,056		(15,398,444)		(214,090,773)		112,973,707
Total liabilities and shareholders’ equity	116,160,126	562,207,647		49,279,496		(278,708,126)		448,939,143

	December 31, 2022
		Subsidiaries
		of the				Elimination
	The Company	Company		VIE		adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	1,098,896	53,721,421		159,882		—		54,980,199
Accounts receivable, net	—	5,852,038		—		—		5,852,038
Prepaid expenses and other current assets	4,252	4,419,441		6,592		—		4,430,285
Inter-company receivables	—	63,597,353	(1)	—		(63,597,353)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	1,103,148	177,590,253		166,474		(113,597,353)		65,262,522
Non-current assets:
Other non-current assets	—	174,910,165		2,590		—		174,912,755
Goodwill	—	196,289,492		—		—		196,289,492
Long-term investments	144,677,894	38,000,000		55,779,696		(200,457,590)	(3)	38,000,000
Total non-current assets	144,677,894	409,199,657		55,782,286		(200,457,590)		409,202,247
Total assets	145,781,042	586,789,910		55,948,760		(314,054,943)		474,464,769

LIABILITIES
Current liabilities:
Accrued expenses and other payables	2,681,709	53,088,197		134,604		—		55,904,510
Deferred revenues and other current liabilities	—	236,638,003		—		—		236,638,003
Inter-company payables	—	—		63,597,353	(1)	(63,597,353)	(1)	—
Total current liabilities	2,681,709	289,726,200		63,731,957		(63,597,353)		292,542,513
Total non-current liabilities	—	38,408,066		—		—		38,408,066
Total liabilities	2,681,709	328,134,266		63,731,957		(63,597,353)		330,950,579

Shareholders’ equity:
Common shares	4,720,147	—		—		—		4,720,147
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2)(3)	—
Treasury shares	(8,626,894)	—		—		—	(3)	(8,626,894)
Additional paid-in capital	542,058,092	(120,477,456)		—		120,477,456	(3)	542,058,092
Accumulated other comprehensive loss	(37,003,085)	31,925,988		—		(31,925,988)	(3)	(37,003,085)
Retained earnings (accumulated deficits)	(358,048,927)	268,022,829		(57,720,768)		(210,302,061)	(3)	(358,048,927)
Non-controlling interests	—	63,199,483		(62,429)		(62,722,197)	(3)	414,857
Total shareholders’ equity	143,099,333	258,655,644		(7,783,197)		(250,457,590)		143,514,190
Total liabilities and shareholders’ equity	145,781,042	586,789,910		55,948,760		(314,054,943)		474,464,769
(1)	To eliminate the amounts related to the loans provided by subsidiaries of the Company to the VIE.
(2)	To eliminate the loans that the WFOE provided to Mr. Xiaofeng Ma and Mr. Jun Zhang as capital contribution (common shares) into the VIE.
(3)	To eliminate the Company’s equity pick-up from subsidiaries or the VIE under respective equity accounts with corresponding long-term investment balances of the subsidiaries or the VIE.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2021, 2022 and 2023 of the Company, its subsidiaries, the VIE, and corresponding eliminating adjustments separately.

	Year Ended December 31,
	2023
		Subsidiaries
		of the			Elimination
	The Company	Company		VIE	adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash provided by (used in) operating activities	(1,637,065)	11,341,202		(952,664)	—		8,751,473
Cash flows from investing activities:
Payment for acquisition of a subsidiary, less cash acquired	—	(417,376)		—	—		(417,376)
Cash received from inter-companies	2,546,883	—	(1)	—	(2,546,883)		—
Cash paid to inter-companies	(1,437,720)	(1,050,000)		—	2,487,720		—
Cash paid for property and equipment	—	(2,240,101)		—	—		(2,240,101)
Other cash movements	—	(1,309,009)		—	—		(1,309,009)
Net cash provided by (used in) investing activities	1,109,163	(5,016,486)		—	(59,163)	(2)	(3,966,486)
Cash flows from financing activities:
Cash received from inter-companies	—	1,437,720		1,050,000	(2,487,720)		—
Cash paid to inter-companies	—	(2,546,883)	(1)	—	2,546,883		—
Other cash movements	471,765	(68,326)		—	—		403,439
Net cash provided by (used in) financing activities	471,765	(1,177,489)		1,050,000	59,163	(2)	403,439
Effect of foreign currency exchange rate changes on cash	25,418	(26,811)		—	—		(1,393)
Net increase (decrease) in cash and cash equivalents	(30,719)	5,120,416		97,336	—		5,187,033
Cash and cash equivalents at the beginning of the year	1,098,896	53,721,421		159,882	—		54,980,199
Cash and cash equivalents at the end of the year	1,068,177	58,841,837		257,218	—		60,167,232

	Year Ended December 31,
	2022
		Subsidiaries
	The	of the		Elimination
	Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net cash used in operating activities	(4,509,052)	(9,243,485)	(861,350)	—		(14,613,887)
Cash flows from investing activities:
Cash received from inter-companies	3,159,503	—	—	(3,159,503)		—
Cash paid to inter-companies	(101,614)	(830,186)	—	931,800		—
Cash paid for property and equipment	—	(1,618,338)	—	—		(1,618,338)
Other cash movements	—	(871,765)	—	—		(871,765)
Net cash provided by (used in) investing activities	3,057,889	(3,320,289)	—	(2,227,703)	(2)	(2,490,103)
Cash flows from financing activities:
Cash received from inter-companies	—	101,614	830,186	(931,800)		—
Cash paid to inter-companies	—	(3,159,503)	—	3,159,503		—
Other cash movements	218,943	(30,731)	—	—		188,212
Net cash provided by (used in) financing activities	218,943	(3,088,620)	830,186	2,227,703	(2)	188,212
Effect of foreign currency exchange rate changes on cash	95,386	461,230	—	—		556,616
Net decrease in cash and cash equivalents	(1,136,834)	(15,191,164)	(31,164)	—		(16,359,162)
Cash and cash equivalents at the beginning of the year	2,235,730	68,912,585	191,046	—		71,339,361
Cash and cash equivalents at the end of the year	1,098,896	53,721,421	159,882	—		54,980,199

	Year Ended December 31,
	2021
		Subsidiaries
	The	of the			Elimination
	Company	Company		VIE	adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash used in operating activities	(4,529,860)	(26,400,482)		(903,343)	—		(31,833,685)
Cash flows from investing activities:
Payment for acquisition of a subsidiary	—	—		(4,642,082)	—		(4,642,082)
Cash received from inter-companies	4,113,412	250,000	(1)	—	(4,363,412)		—
Cash paid to inter-companies	(9,692)	(5,895,353)		—	5,905,045		—
Cash paid for property and equipment	—	(4,451,589)		—	—		(4,451,589)
Other cash movements	—	(935,321)		—	—		(935,321)
Net cash provided by (used in) investing activities	4,103,720	(11,032,263)		(4,642,082)	1,541,633	(2)	(10,028,992)
Cash flows from financing activities:
Cash received from short-term loans	—	2,710,000		—	—		2,710,000
Repayment of short-term loans	—	(2,000,000)		—	—		(2,000,000)
Cash received from inter-companies	—	9,692		5,895,353	(5,905,045)		—
Cash paid to inter-companies	—	(4,113,412)	(1)	(250,000)	4,363,412		—
Other cash movements	232,245	(114,729)		—	—		117,516
Net cash provided by (used in) financing activities	232,245	(3,508,449)		5,645,353	(1,541,633)	(2)	827,516
Effect of foreign currency exchange rate changes on cash	(57,011)	(291,900)		—	—		(348,911)
Net increase (decrease) in cash and cash equivalents	(250,906)	(41,233,094)		99,928	—		(41,384,072)
Cash and cash equivalents at the beginning of the year	2,486,636	110,145,679		91,118	—		112,723,433
Cash and cash equivalents at the end of the year	2,235,730	68,912,585		191,046	—		71,339,361
(1)

For the fiscal year ended December 31, 2021 and 2023, ATA BVI, a subsidiary of the Company, received RMB2.7 million and RMB 3.6 million respectively, of repayment of loan from its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of “Subsidiaries of the Company”.

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

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

On December 18, 2020, Holding Foreign Companies Accountable Act, or HFCAA, was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or PCAOB, for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Because our former auditor KPMG Huazhen LLP, or KPMG, who issued our audit report for the fiscal year ended December 31, 2021, is located in mainland China, it was subject to such PCAOB determination. Following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, on May 26, 2022, the Company was identified on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa). On August 26, 2022, the CSRC, the Ministry of Finance of China, or MOF, and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Statement of Protocol disclosed by the PCAOB, the PCAOB shall have sole discretion to select any issuer audits for inspection or investigation in addition to other provisions that are intended to provide the PCAOB with complete access. The SEC also indicated in its fact sheet regarding the Protocol that the PCAOB may transfer information to the SEC for all SEC purposes, including administrative or civil enforcement actions.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. As a result, the Company was not identified as a Commission-Identified Issuer under the HFCAA upon filing our annual report on Form 20-F for the fiscal year ended December 31, 2022 and thus the calculation of the consecutive period to trigger trade prohibition was interrupted. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA, if necessary.

On June 30, 2023, we dismissed KPMG as the Company’s independent registered public accounting firm and appointed Audit Alliance LLP, or Audit Alliance, as the Company’s independent registered public accounting firm and to issue our audit report for the fiscal year ending December 31, 2023. Audit Alliance is located in Singapore and is subject to inspection by the PCAOB on a regular basis. However, if, in the future, the PCAOB determines that it is unable to inspect or investigate completely our auditor , trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — If the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.”

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

Substantially all of our assets are located outside the United States. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Zhilei Tong, our director, and Ruobai Sima, our Chief Financial Officer, are located in mainland China, and Andrew Y Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or these individuals, to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws, or to enforce against us, the VIE or our directors and executive officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Item 3.D. Risk factors — Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.”

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

Risks Relating to Our Business

●	We may not be able to generate sufficient net income from our business operations to sustain our continued expansion.
●	Failure to develop or market our businesses could impact our competitive position.
●	If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, we may experience a decrease in revenues.
●	If we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline.
●	If we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality.
●	If we fail to build, maintain and enhance the value of our brand, our business may not grow.
●	If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.
●	Any deterioration in our relationships with overseas schools and institutions may adversely affect our business.
●	Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts may discourage more students from studying outside of China, which could cause declines in the student enrollment for our courses.
●	We depend on our senior management team and other key personnel and our business may be severely disrupted if we lose their services and are unable to replace them.
●	Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Risks Relating to Regulations of Our Business

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

●	We may be classified as a “resident enterprise” of China, which may result in unfavorable tax consequences to us and the investors. See “— Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”
●	PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy. See “— Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”
●	As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.
●	Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.

Risks Relating to Doing Business in the People’s Republic of China

●	China’s economic, political and social conditions, as well as changes in any laws and regulations could adversely affect our financial performance. See “— Risks Relating to Doing Business in the People’s Republic of China — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance.” for a more detailed discussion.
●	The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice. See “— Risks Relating to Doing Business in the People’s Republic of China — The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice.” for a more detailed discussion.
●	PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, which may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See “— Risks Relating to Doing Business in the People’s Republic of China — PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, and any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.” for a more detailed discussion.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

●	Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing. See “— Risks Relating to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”
●	Fluctuations in exchange rates could result in foreign currency exchange losses.
●	The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.

Risks Relating to Our Corporate Structure

●	The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. See “— Risks Relating to Our Corporate Structure — The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations.” for a more detailed discussion.
●	We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may be less effective than direct ownership. See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.” for a more detailed discussion.
●	The shareholders of the VIE may have conflicts of interest with us and may breach the existing contractual arrangements we have with them and the VIE. See “— Risks Relating to Our Corporate Structure — The shareholders of the VIE may have conflicts of interest with us, which may materially and adversely affect our business. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively direct activities of the VIE and receive economic benefits from the VIE. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.” for a more detailed discussion.
●	Contractual arrangements relating to the VIE may be subject to scrutiny by the PRC tax authorities.

Risks Relating to Our ADSs

●	Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	The Company failed to comply with Nasdaq’s minimum bid price requirement in 2020 and 2023 and regained compliance within the respective grace period. The Company may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements in the future, and its ADSs may be delisted if the Company is unable to regain compliance with Nasdaq rules within the applicable grace periods.

●	The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American Depositary Receipts, or ADRs, and the procedures established by the depositary.
●	The Company is not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.
●	Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable. See “— Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.” for a more detailed discussion.
●	We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online Business.

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

Around 14% of our teachers are our full-time employees, who contributed around 49% of our total credit hours delivered for fiscal year ended December 31, 2023, and the rest are academics from universities and colleges or designers of private studios within their respective specializations who typically work for us on a part-time basis. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary school teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

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

We have established 21 training centers in China as of April 3, 2024. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Many factors may affect our gross and net margins. For example, in the portfolio training industry, offline one-on-one classes and small-sized classes are the most prevalent types of class format. Currently, the vast majority of our portfolio training courses are delivered through offline one-on-one classes, while only a small amount of our portfolio training courses is delivered through small-sized classes, generally with three to five students in each class, or through online platform. Although our offline one-on-one classes are profitable, they are marginally less profitable on average than small-sized classes and online classes. Currently, we are concentrating on developing and expanding our small-sized class model and online–merge–offline model and reducing the cost of our offline one-on-one classes. If we fail to do so, we may not be able to effectively improve our margins, which may adversely affect our business and operating results.

If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.

Although offline courses are still important and prevalent in the portfolio training industry, the market need for online courses is growing rapidly because online courses enable students to take classes from highly skilled teachers who live in other cities and are easier to hold and take than offline courses. Ongoing development and expansion of our online courses and related technology may entail significant expense and technical risks. We may fail to use new technologies effectively or adapt our online courses and related technology on a timely and cost-effective basis. If the development and expansion of our online courses and the related technology are delayed, result in system interruptions or are not aligned with market expectations or preferences, we may lose market share and our business could be adversely affected.

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

Our offices and training centers are mainly located on leased premises. The lease terms generally range from one to five years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rents, failure to pass fire inspection or to comply with the relevant fire safety regulations or other requirements for training place of after school tutoring institutions stipulated by local regulations in certain locations and the early termination of lease agreements. Our lease agreements are governed by applicable PRC laws and regulations and may be subject to fines ranging from RMB 1,000 to RMB 10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of a lease agreement, in practice.

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

As part of our business strategy, we previously made strategic investments and acquisitions in complementary businesses. For example, we have made some equity investments in the past and most of them have been fully impaired. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies. In the third quarter of 2021, ACG made a qualitative assessment and determined that Beijing Xiaozhi Education & Technology Co., Ltd., or Xiaozhi, failed to meet the expected milestones and operation forecasts and encountered a shortage of working capital resulting from continuous negative operating cash flows, which indicates that impairment exists. The Company recognized an impairment loss of RMB6.0 million to reduce the investment to zero.

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

There are other risks associated with acquisitions, including:

●	unforeseen or hidden liabilities, including exposure to legal proceedings, associated with acquired companies;
●	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;
●	integration of the management of the acquired business into our own;
●	potential impairment losses or amortization expenses relating to goodwill and intangible assets arising from any such acquisitions, which may materially reduce our net income or result in a net loss;
●	potential conflicts with our existing employees as a result of our integration of newly acquired companies;
●	possible contravention of Chinese regulations applicable to such acquisitions; and
●	possible disputes associated with terminated and failed acquisitions.

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

Capital requirements are difficult to plan in the rapidly changing industries in which we operate. We believe that our current cash and expected future cash flows from operations will be sufficient to meet our anticipated working capital and capital expenditures for the next 12 months and the foreseeable future beyond that point. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of international education companies;
●	regulatory requirements or restrictions related to and the conditions of the U.S., PRC and other capital markets in which we may seek to raise funds;
●	our future results of operations and financial condition;
●	Chinese government regulation of foreign investment in mainland China;
●	economic, political and other conditions in mainland China; and
●	Chinese government policies relating to the borrowing and remittance of foreign currency outside mainland China.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the changes in China’s consumer price index was 0.9%, 2.0% and 0.2% in the years 2021, 2022 and 2023. China’s overall economy and the average wage in China are expected to continue to grow. As a result, the average wage level for our employees and part-time teachers has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result, we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We did not design and maintain effective controls over certain information technology (“IT”) general controls for the information system, during the trial period of the system, that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting certain IT applications are identified, tested, authorized and implemented appropriately, and (ii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirement. As a result, process level controls that are dependent on the completeness and accuracy of information derived from the affected IT system were ineffective because they could have been adversely impacted. The material weakness described above did not result in actual misstatements and there were no impacts on the consolidated financial statements as of and for the year ended December 31, 2022. We have reinforced the oversight and review procedure over the information in response to the foregoing material weakness and we did not identify any material weakness in our internal control over financial reporting as of December 31, 2023. We will continue to implement the necessary procedures and policies to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate material weakness in our internal control over financial reporting in the future.

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

Disruption to or failures of our or our third-party IT service providers’ IT infrastructure and any failure to maintain the satisfactory performance, cyber-security incidents, including data security breaches or viruses, could materially and adversely affect the business, reputation, financial condition and results of operations of us.

The proper functioning and reliability of our and our third-party IT service providers’ IT infrastructure is critical to our operations and reputation. We mainly rely on “Software-as-a-Service” products provided by third party IT service providers to conduct daily operations and management. We also provide some of our training courses and other services to students through online platforms provided by third party IT service providers. Accordingly, any errors, defects, disruptions or other performance problems with our and the third-party IT service providers’ IT infrastructure could damage our reputation, decrease user satisfaction, adversely impact our ability to attract new customers, and materially disrupt our operations. Our and our third-party IT service providers’ systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in software, computer viruses, hacking and other attempts to harm these systems. In addition, we cannot assure you that we and our third-party IT service providers will be able to timely scale up and adjust the existing technology and infrastructure to respond to system interruptions.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2023. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions. The Crackdown Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Crackdown Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this annual report, we believe the permission and approval of the CSRC is not required for the Company, its subsidiaries and the VIE in connection with our listing on Nasdaq, but as the official guidance and interpretation of the Crackdown Opinions remain unclear in several respects at this time, we cannot assure you that the Company, its subsidiaries and the VIE will remain fully compliant with all new regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all. If the Company, its subsidiaries and the VIE are unable to obtain such permission or approval if required in the future, our securities may be delisted from Nasdaq and/or the value of our ADSs may significantly decline or become worthless.

On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the Overseas Offering and Listing Measures is still new and the interpretations and implementation of such regulation still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023. In addition, since regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

We adopt a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. Chinese legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2023, our PRC subsidiaries have allocated RMB25.7 million ($3.6 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

We may also decide to finance the WFOE and Huanqiuyimeng by increasing their registered capital through capital contributions. Any capital contributions to the WFOE and Huanqiuyimeng are subject to registration with the State Administration for Market Regulation (previously known as State Administration for Industry and Commerce, or SAIC), or SAMR. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, on March 30, 2015. According to SAFE Circular 19, an FIE will be able to convert foreign exchange in its capital account into RMB at any time. In order to use the converted RMB, the FIE still needs to provide supporting documents and go through the review process with the banks. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars, including the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, in respect of conversion by an FIE of foreign currency registered capital into RMB and the use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 continue to prohibit an FIE from, among other things, using RMB funds converted from its foreign exchange capital for expenditure beyond its business scope, and providing loans to non-affiliated enterprises except as permitted in the business scope. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or SAFE 2019 Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Special Administrative Measures for Access of Foreign Investment (Negative List). On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, under which eligible enterprises are allowed to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning the authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts.

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

According to the Amended Private Education Law and the Amended Implementation Rules, private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools”, as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinion, which, among others, requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) formulate standards for different categories of non-academic subjects and (iii) conduct strict examination before granting any permission. As of the date of this annual report, in order to implement the Opinion, certain local government authorities, including some of the areas where we have training centers such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province and Liaoning Province, have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Education of Guangdong Province issued a notice which provides that local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving in non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Education of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which, provides, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On November 8, 2023, the Department of Education of Liaoning Province and other government authorities jointly issued the Management Measures for Non-academic After School Tutoring Institutions Targeting Primary and Secondary Middle School Students of Liaoning Province, which came into effect on December 1, 2023 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students and pre-school children aged 3 and above shall apply for operating permit from local education administration authorities at county level. However, the foregoing laws, regulations, rules and guidance are still new, and thus the interpretation of the foregoing remain unclear in several respects at this time, and especially, it is unclear if private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us are required to obtain private school operating permits or the approval for non-academic after-school tutoring institution from local competent authorities. Since related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits or other relevant approval from local competent authorities by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules. To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits or approvals for non-academic after-school tutoring institutions from local competent authorities. As of the date of this annual report, two of our subsidiaries i.e., Jinan Nuobi and Qingdao Haili, have respectively obtained an operating permit for private school. Jinan Nuobi operates our junior art education business while Qingdao Haili has no business operation and operates no training center. Other than the junior art education business operated by Jinan Nuobi, none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, return course and service fees collected, pay a multiple of the amount of returned course and/or service fees to regulators as a penalty, and/or cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

The Tourism Law of the PRC provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit. The Regulations on Travel Agencies and the Implementation Rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limited to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. With respect to our research-based learning services, our PRC subsidiaries cooperate with third party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which require them to obtain travel agency permit. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines on such PRC subsidiaries. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has been evolving rapidly in recent years. In July 2013, China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. In November 2016, the Standing Committee of the NPC promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect networks from unauthorized interference, damage and unauthorized access to prevent data from being divulged, stolen or tampered with. On September 12, 2022, the CAC published the Decision of Amending PRC Cyber Security Law (Draft for Comments), or the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. Since 2019, the CAC and other relevant authorities further issued detailed implementation rules and measures to refine these information security and privacy protection related regulations. On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Our business is facing and/or may face significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we may collect, process, transmit and store the personal information of students. We and the VIE have adopted various security measures pertaining to the collection, processing, transmission or storage of user information, and have not experienced any material cyber-attacks on our and the VIE’s cyber systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft, misuse, or unauthorized interference, damage, or unauthorized or inappropriate disclosure of personal data of our students. In case of any misuse of information collected from our students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability or regulatory penalties. Any such negative publicity, liability or regulatory penalties could cause us to lose students, expose us to costly litigation and have a material adverse impact on our business and results of operations.

On the other hand, pursuant to the Personal Information Protection Law, personal information processors, who need to transfer personal information out of mainland China for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information cross the border of mainland China, it shall inform the information owners the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, which took effect on September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal information generated from or collected in mainland China should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct security assessment. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment, we will face uncertainty as to whether any required actions can be timely completed, or at all. Under the Personal Information Protection Law, the Company, its subsidiaries and the VIE may meet the requirements by either completing personal information protection certification or entering into the standard contract formulated by the national cyberspace authorities as the amount of personal information we or the VIE transfer across the border is relatively small. On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Model Contract Provision with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provision, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority. The Model Contract Provision stipulates a six-month period starting from June 1, 2023 to rectify noncompliance prior to June 1, 2023. On September 28, 2023, the CAC published the Draft Provisions for Cross-border Data Flow, which, among other things, provides that there is no need to pass the security assessment for outbound transfer of data, enter into the model contract or obtain personal information protection certification if one is expected to transfer personal information of less than 10,000 individuals overseas in one year, however, the consent from the personal information owner shall be obtained if the outbound transfer of personal information is based on such consent. As of the date of this annual report, the Draft Provisions for Cross-border Data Flow was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. As the relevant rules were recently issued and the regulations are still evolving, we are still evaluating and monitoring whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues. In the event of any failure to comply with the Personal Information Protection Law, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

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

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and internet platform operators engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review. The Cybersecurity Review Measures further requires that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed. We believe we would not be subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this annual report, we have not received any notice from such authorities requiring us to go through cybersecurity review by the CAC.

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

Although we do not anticipate our business to be materially impacted by the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, certain types of our ancillary services may fall under the coverage of the Opinion and its local implementing measures, which may adversely affect our business, financial condition and results of operations, and we cannot assure you that any future development, interpretation and enforcement of Opinion and relevant regulations would not materially and adversely impact our business and financial outlook.

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

Based on our understanding of the Opinion, the Notice and relevant local implementing measures for the Opinion, our major business, including portfolio training services and other art related services, is not academic subjects tutoring for students in compulsory education, and thus is not subject to the Opinion, the Notice and relevant local implementing measures. However, one type of our ancillary services, i.e., some art related academic educational learning services carried out by foreign teachers residing overseas, may fall under the coverage of the Opinion and its local implementing measures, which together only constitute a very small portion of our business operations and contributed around 2.5% of our net revenues for the fiscal year ended December 31, 2023. Although the Opinion states that after-school tutoring institutions shall not engage foreign teachers residing overseas to carry out training activities and does not specifically limit this restriction to Academic AST Institutions, the Opinion itself is focused on regulating Academic AST Institutions, therefore, it is unclear whether our services will fall under such restriction. As of the date of this annual report, we have not received any notifications for rectification or administrative measure which requires us to rectify any of our business in accordance with the Opinion. Overall, we do not believe the Opinion and the relevant regulations would have a material adverse impact on our business. We are closely monitoring the evolving regulatory environment and is making efforts to seek guidance from and cooperate with the government authorities to comply with the Opinion, and if there is no other available option, we may elect to change the business model of or dispose of the foregoing art training services carried out by foreign teachers to ensure compliance, which may adversely affect our business, financial condition and results of operations.

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

In addition, the PRC government authorities are also enhancing regulation on the non-academic after school tutoring institutions. On March 3, 2022, the MOE, National Development and Reform Commission, or NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After School Tutoring Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use model service contract, strictly perform contractual obligations and self-regulate their own charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety. Further, on November 30, 2022, the MOE and other twelve PRC government authorities jointly issued the Opinions on Regulating Non-Academic After School Tutoring Institutions for Primary, Middle and High School Students, which provides and reiterates that, among others, (i) local government authorities shall classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) non-academic after school tutoring institutions shall meet certain conditions in respect of training place, training staff and operations, (iii) online non-academic after-school tutoring institutions shall obtain the approval from competent government authority at provincial level before incorporation registration and obtain approval from telecommunication authority at provincial level for conducting Internet information services; offline non-academic after-school tutoring institutions shall obtain the approval from competent government authority at county level before incorporation registration, (iv) non-academic after school tutoring institutions shall ensure that training contents are suitable for the age, mental and physical characteristics and cognitive level of students, and (v) all the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection. Moreover, as of the date of this annual report, certain local government authorities (including some of the areas where we have training centers, such as Guangdong Province, Jiangsu Province, Shandong Province, Yunnan Province, Sichuan Province and Liaoning Province) have promulgated specific rules to regulate the market access and operation activities of non-academic after school tutoring institutions, which typically specify the various requirements in relation to market access, training place, teachers, teaching materials, pre-collection of training fees, etc. However, the foregoing notice, opinions and rules are still new, and thus the interpretation of the foregoing notice, opinions and rules remain unclear in several respects at this time, and especially, it is unclear if the foregoing notice, opinions and rules are applicable to private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us. If the foregoing notice, opinions and rules also apply to us, failure to comply with the relevant provisions therein may lead to administrative measures by the competent authorities and thus may materially and adversely impact our business and financial outlook. In addition, if the foregoing notice, opinions and rules also apply to us, we would be subject to the limitation for the pre-collection of training fees and the cost of our training centers would increase to meet various requirements for training place, teachers and teaching materials and our financial condition may therefore be adversely impacted.

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

In recent years, the Chinese government has stepped up its supervision on Chinese companies listed offshore and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers in the future. For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 28, 2021, the CAC published the Cybersecurity Review Measures which, among others, require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023 and provides that, domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. Although we believe we are currently not required to obtain permission from any of the PRC central or local government and has not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded. As a result, you, the Company, its subsidiaries and the VIE all face uncertainty about future actions by the PRC government that could significantly affect our business operations and our ability to offer or continue to offer securities to investors and any such future actions may cause the value of our securities to significantly decline or be worthless.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

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

On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the amendments provide notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Because our former auditor, KPMG, who issued our audit report for the fiscal year ended December 31, 2021, is located in mainland China, it is subject to such PCAOB determination. On May 26, 2022, the Company was identified on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa).

On August 26, 2022, the CSRC, the MOF and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. While the Protocol remains unpublished, pursuant to the fact sheet with respect to the Statement of Protocol issued by the PCAOB, the PCAOB shall have sole discretion to select any issuer audits for inspection or investigation in addition to other provisions that are intended to provide the PCAOB with complete access. The SEC also indicated in its fact sheet regarding the Protocol that the PCAOB may transfer information to the SEC for all SEC purposes, including administrative or civil enforcement actions. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including our former auditor) and vacated its previous determinations to the contrary. As a result, the Company was not identified as a Commission-Identified Issuer under the HFCAA upon the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2022 and thus the calculation of the consecutive period to trigger trade prohibition was interrupted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA, if necessary.

On June 30, 2023, we dismissed KPMG as the Company’s independent registered public accounting firm and appointed Audit Alliance as the Company’s independent registered public accounting firm and to issue our audit report for the fiscal year ended December 31, 2023. Audit Alliance is located in Singapore and is subject to inspection by the PCAOB on a regular basis. However, if, in the future, the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, if the PCAOB is unable to conduct full inspections over our auditor in the future, the PCAOB will not be able to fully evaluate the audits and quality control procedures of our auditor, and as a result, we and investors in our ADSs or common shares will be deprived of the benefits of such PCAOB inspections.

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

In January 2020, there was an outbreak of respiratory disease caused by COVID-19 pandemic, which expanded widely within China and globally. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations. The outbreak of COVID-19 adversely affected our business operations in certain aspects. For example, after the outbreak of COVID-19, our training centers were mostly closed down from February 2020 to May 2020 as required by local regulatory authorities. After the COVID-19 pandemic was under control and following the directives of local governments, most of our training centers progressively resumed operation by June 2020. However, as the COVID-19 pandemic continued to evolve, restrictions were re-imposed from time to time thereafter in certain cities to combat local sporadic outbreaks. Variations of the COVID-19 virus, including notably the Omicron variant, caused new outbreaks in China and across the world. Since the beginning of 2022, the resurgence of COVID-19 in China resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak and we also experienced temporary close-down of our training centers in several cities from time to time in response to such local sporadic outbreaks. Additionally, during the COVID-19 pandemic, a number of countries and territories implemented quarantining policies and travel restrictions from and to seriously affected cities or areas. Some students have delayed or cancelled their overseas study or travel plans due to these restrictive measures or safety considerations, and thus the demand for our services, especially demand for our overseas related travel services and overseas study counselling services decreased, which adversely affected our business, financial performance and results of operations. As a response to the situation, we have implemented certain practical plans, including converting some of our offline courses to online courses and delivering them to students through third-party platforms since February 2020, and adopting a written policy to guide our and the VIE’s employees in response to the outbreak of COVID-19.

With the development of the ever-changing situation, the governments of different countries, including China, are constantly adjusting their attitudes and policies towards the COVID-19. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including us, returned to normal. However, if there is any resurgence of the COVID-19 pandemic or any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, our business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities which may restrict our operations in China and abroad.

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

As a result of the outbreak of COVID-19, the passage of Hong Kong national security legislation by the NPC, the imposition of sanctions by the U.S. Treasury Department on certain officials of the Hong Kong Special Administrative Region and China’s central government, an executive order issued by the prior president of the United States in August 2020 prohibiting certain transactions with ByteDance Ltd. and Tencent Holdings Ltd. and the respective subsidiaries of these companies, and China’s Ministry of Commerce released Provisions on the Unreliable Entity List in response to the United States sanctions, political tensions between the United States and China have escalated. An increase in political tensions could reduce the level of trade, investment, technology exchanges and other economic activity between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial performance and results of operations. Such tense relation may also discourage students from studying in the United States or make it more difficult for Chinese students to obtain visas to study in the United States, as well as discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could make it difficult for us and the VIE to hire or retain qualified personnel and find suitable partners for our business. The regulations adopted by either government of the United States or China could negatively affect certain investors’ willingness to invest in or hold our ADSs, consequently may have a negative influence on the trading price of our ADSs. If any such deliberations or policies were to materialize, there might also be material adverse effect on the stock performance of China-based companies listed in the United States.

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

The VIE is 90% owned by Mr. Xiaofeng Ma, our Chairman of the Board of Directors and Chief Executive Officer, and 10% owned by Mr. Jun Zhang, our President and director. Mr. Ma and Mr. Zhang are PRC citizens. We entered into a series of contractual arrangements with the VIE and its shareholders, which enable us to:

●	exercise all rights of shareholders of the VIE;

●	exclusively provide specified technical and consulting services to the VIE and receive consulting fees from the VIE; and
●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

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

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2023 and December 31, 2023, our ADS prices as reported on Nasdaq ranged between a low of $0.7887 and a high of $2.4899. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on Nasdaq, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2024 was approximately 26,282 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 3, 2024, there were 63.9 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 2,277,540 common shares, including options to purchase an aggregate of 1,588,593 common shares immediately exercisable as of April 3, 2024. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

The Company failed to comply with Nasdaq’s minimum bid price requirement in 2020 and 2023 and regained compliance within the respective grace period. The Company may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements in the future, and its ADSs may be delisted if the Company is unable to regain compliance with Nasdaq rules within the applicable grace periods.

On May 14, 2020, the Company received a notification letter from the Nasdaq advising us that for 30 consecutive business days preceding the date of the notification letter, the bid price of the Company’s ADSs had closed below the minimum $1.00 per ADS and no longer met the minimum bid price requirement. On July 9, 2020, the Company was informed by Nasdaq that the Company regained compliance with the minimum bid price requirement as a result of the closing bid price of our ADSs having been at $1.00 per ADS or greater for at least 10 consecutive business days from June 22, 2020 to July 6, 2020. On December 13, 2023, the Company received a notification letter from the Nasdaq advising us that for 30 consecutive business days preceding the date of the notification letter, the bid price of the Company’s ADSs had closed below the minimum $1.00 per ADS and no longer met the minimum bid price requirement. On February 7, 2024, the Company was informed by Nasdaq that the Company regained compliance with the minimum bid price requirement as a result of the closing bid price of our ADSs having been at $1.00 per ADS or greater for at least 10 consecutive business days from January 17, 2024 to February 6, 2024.

The Company may fail to comply with Nasdaq’s minimum bid price requirement again or any other listing requirements in the future, and its ADSs may be delisted if the Company is unable to regain compliance with Nasdaq rules within the applicable grace periods. If so, the Company’s ADSs will be unable to be traded on Nasdaq though the Company may still trade its ADSs over the Over-the-Counter Bulletin Board (OTCBB) or the pink sheets system.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significant influence on us and our corporate actions by virtue of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Mr. Xiaofeng Ma, beneficially owns approximately 39.4% of our outstanding common shares as of April 3, 2024. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

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

Our fourth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

●	provisions that provide for a staggered board which operates to prevent a third party from obtaining control of our board in a relatively short period of time because at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in majority of the board;
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings; and
●	provisions that authorize our board of directors, without action by our shareholders but subject to there being authorised and unissued shares or undesignated shares, to issue preferred shares and to issue additional common shares, including common shares represented by ADSs.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our common shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;
●	we think there is substantial shareholder opposition to the particular question; or
●	we think the subject of the particular question would have a material adverse impact on our shareholders.

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

The Company is not a Chinese operating company but a Cayman Islands company and majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Zhilei Tong, our director, and Ruobai Sima, our Chief Financial Officer, are located in mainland China, and Andrew Y Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or our directors and executive officers, or to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, it may also be difficult, impractical or impossible for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, the VIE and our directors and executive officers, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — Enforceability of Civil Liabilities” for more detailed analysis on the enforceability.

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

Three lawsuits were filed in connection with our sale of the ATA Online Business, the details of which are described in “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” As of April 3, 2024, all of the three cases are still under trial. While we do not believe there is any merit to the plaintiffs’ allegations and have been vigorously defending against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. In the event that our initial defense of the lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. The litigation process may utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, either of which could harm our business. Also, the plaintiffs may revise their claims for damages related to these matters, we cannot predict the impact of these damage claims on our business or financial results.

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

In June 2023, we established Beijing Aididi Business Consultation Co., Ltd. mainly for purposes of developing the business of in-school art classes.

In December 2023, we completed the acquisition of the remaining 30% equity interest in Dalian Huanqiuyimeng Education Consultation Co., Ltd. or Dalian Huanqiuyimeng, after the completion of which it became a wholly-owned subsidiary of us. Dalian Huanqiuyimeng is engaged in the business of portfolio training services and English training services.

In 2023, we also acquired 100% equity interests of Jinan Nuobi which is engaged in the business of junior art education.

For an organizational structure of the Company, its subsidiaries and the VIE and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Corporate Information

The Company is a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. In December 2023, we changed the address of principal executive offices of our China businesses to Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui 230051, China, and our telephone number is (86-551) 6513-5763. Our primary website address is http://www.atai.net.cn. The information on our websites do not form a part of this annual report. On February 1, 2008, the Company completed the initial public offering, which involved the sale by the Company of 4,874,012 of our ADSs, representing 9,748,024 of the Company’s common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

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

The VIE Agreements allow us to:

●	exercise all rights of shareholders of the VIE;
●	exclusively provide specified technical and consulting services to the VIE and receive consulting fees from the VIE; and
●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

●	the ownership structures of the VIE and our wholly owned subsidiaries in China are in compliance with existing published PRC laws and regulations;
●	our contractual arrangements among our wholly owned subsidiaries in China and the VIE and its shareholders, are valid and binding, will not result in any material violation of published PRC laws or regulations currently in effect, and are enforceable in accordance with their terms and conditions; and
●	the business operations of our Company and all of our PRC subsidiaries, as described in this annual report, are in compliance with existing published PRC laws and regulations in all material aspects.

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

Agreements that Allow Us to Exclusively Exercise All Rights of Shareholders of the VIE

Powers of Attorney. On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, granted an irrevocable power of attorney to the WFOE. On August 12, 2020, the power of attorney granted by Haichang Xiong to the WFOE terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in the VIE. On the same day, Jun Zhang, as the new shareholder of the VIE, granted an irrevocable power of attorney to the WFOE on the same terms as the power of attorney previously granted by Haichang Xiong to the WFOE. Pursuant to the irrevocable powers of attorney granted by Xiaofeng Ma and Jun Zhang to the WFOE, each of the shareholders of the VIE appointed the WFOE or any eligible person designated by the WFOE as his attorney-in-fact to exercise all voting rights and other shareholder rights of the VIE, including but not limited to appointing or electing their directors and executive officers. The person designated by the WFOE is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of the VIE. The term of the powers of attorney shall be consistent with the terms of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in or the assets of the VIE

Call Option and Cooperation Agreement. On March 15, 2018, the WFOE, the VIE and Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, entered into a call option and cooperation agreement, or the Prior Call Option and Cooperation Agreement. On August 12, 2020, the Prior Call Option and Cooperation Agreement terminated as a result of the equity interest transferred by Haichang Xiong to Jun Zhang in the VIE. On the same day, Jun Zhang, as the new shareholder of the VIE, together with Xiaofeng Ma, the WFOE and the VIE entered into a new call option and cooperation agreement on the same terms as the Prior Call Option and Cooperation Agreement. Pursuant to the new call option and cooperation agreement, when permitted by applicable law, the WFOE (or any eligible party designated by the WFOE) shall have the right to acquire, at any time, all of the VIE’s assets or its share equity owned by the shareholders of the VIE, at a price equal to the sum of the principal amounts of the loans from the WFOE to the shareholders of the VIE. If the WFOE elects to purchase a portion of the VIE’s share equity or assets, the exercise price for such purpose shall be adjusted accordingly based on the percentage of such share equity or assets to be purchased relative to the total share equity or assets. Without the prior written consent of the WFOE, the VIE may not sell or otherwise dispose of its assets or interests in its business, create or allow any encumbrance on its assets or interests in its business, enter into any material contracts (except those contracts entered into in the ordinary course of business), or distribute dividends to the shareholders. The new call option and cooperation agreement was effective upon the execution date and remain effective thereafter.

Loan Agreements. On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, respectively entered into a loan agreement with the WFOE. Pursuant to the loan agreements, the WFOE made loans in an aggregate principal amount of RMB10.0 million to the shareholders of the VIE solely for the capitalization of the VIE. The shareholders of the VIE can only repay the loans by transferring all their equity interest in the VIE to the WFOE or its designated persons. In the event that the shareholders of the VIE transfer their equity interests to the WFOE or its designee at a price equivalent to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loan, the excess amount will be paid to the WFOE as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the relevant loan agreement. The terms of the loans can be extended with the written consent of the WFOE and the VIE. On March 19, 2019 and April 20, 2019, the WFOE, the VIE and each of Xiaofeng Ma and Haichang Xiong entered into two supplementary agreements to such VIE Agreements, pursuant to which the aggregate principal amount of loans made by the WFOE to the shareholders of the VIE for the capitalization of the VIE increased from RMB10.0 million to RMB50.0 million with all other terms and conditions under such VIE Agreements remain unchanged. On August 12, 2020, the loan agreement entered by Haichang Xiong with the WFOE, and the rights and obligations of Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in the VIE, and Haichang Xiong repaid his borrowing of RMB 5.0 million under such agreements to the WFOE on August 17, 2020. On August 12, 2020, Jun Zhang, as the new shareholder of the VIE, entered into a new loan agreement with the WFOE on the same terms as the loan agreement and the two supplementary agreements previously entered by Haichang Xiong and borrowed RMB5.0 million from the WFOE on August 17, 2020 pursuant to aforementioned loan agreement.

Agreements that Guarantee the Performance of the VIE and Its Shareholders’ Obligations

Equity Interest Pledge Agreements. On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, respectively entered into an equity interest pledge agreement with the WFOE and the VIE. Pursuant to the equity interest pledge agreements, each of the shareholders of the VIE has pledged all of his equity interest in the VIE to guarantee his and the VIE’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If the VIE or the shareholders of the VIE breach their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to acquire the pledged equity interests. The shareholders of the VIE agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the WFOE’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designees. During the term of the equity interest pledge agreements, the WFOE has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreements commenced on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) the WFOE enforces the equity interest pledge agreements, pursuant to the terms and conditions, to satisfy its rights regarding the secured obligations and pledged collateral in full, or (c) the shareholders of the VIE complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the applicable call option and cooperation agreement and no longer hold any equity interests in the VIE (together with (a) and (b), the “Expiration Conditions”). The VIE has registered these equity interest pledge agreements with the competent SAMR on April 27, 2018. The registration of the equity pledge enables the WFOE to enforce the equity pledges against third parties who acquire the equity interests of the VIE in good faith. According to the equity transfer agreement entered into by Haichang Xiong and Jun Zhang on August 12, 2020, Haichang Xiong transferred all his equity interest in the VIE to Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Jun Zhang, as the new shareholder of the VIE, entered into a new equity interest pledge agreement with the WFOE and the VIE on the same terms as the equity pledge agreement previously entered into by Haichang Xiong. The term of the equity interest pledge agreements entered into by Jun Zhang commenced on August 12, 2020 and shall expire on the earlier of the Expiration Conditions. The VIE has registered the equity interest pledge agreement entered into by Jun Zhang with SAMR on February 26, 2021.

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools and training organizations, junior art education and other related educational services to our students. We have successfully helped approximately ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries as of December 31, 2023, among which quite a few gained entry into top art universities and colleges in these countries. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum. In order to focus our efforts on growing our core international education services business, we disposed of (i) the legacy business of K-12 education assessment services by disposing of the entire 54.60% equity interest we held in Muhua Shangce Learning Data & Technology (Beijing) Limited (previously named Beijing Jindixin Software Technology Limited), or Muhua Shangce in June 2021, and (ii) most of our foreign language training business by disposing of our 70% equity interest in Quanouyimeng in July 2022.

For the fiscal year ended December 31, 2023, we had 4,129 students enrolled, of which 60.2% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2023 were RMB 221.6 million ($31.2 million). Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 75.1%, 2.9%, 13.1% and 8.9%, respectively, of our total net revenues in the fiscal year ended December 31, 2023. Our total net loss for the fiscal year ended December 31, 2023 was RMB 33.7 million ($4.7 million). Our total net revenues for the fiscal year ended December 31, 2022 were RMB 206.8 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.0%, 1.8%, 12.1% and 12.1%, respectively, of our total net revenues in the fiscal year ended December 31, 2022. Our total net loss for the fiscal year ended December 31, 2022 was RMB 48.6 million. Our total net revenues for the fiscal year ended December 31, 2021 were RMB 202.2 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.9%, 3.0%, 11.7%, and 10.4%, respectively, of our total net revenues in the fiscal year ended December 31, 2021. Our total net loss for the fiscal year ended December 31, 2021 was RMB 36.4 million.

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

Generally, our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through third-party platforms; as an example, we provide online courses for students applying for art schools in Japan. After the outbreak of COVID-19, in order to avoid interruption of our services due to closedown of our training centers required by local government authority from time to time and for offering flexible options to students, we have converted some of the offline courses of our portfolio training services to online courses since February 2020 and provided options for students to take courses via online platforms. In particular, in 2022, the resurgence of COVID-19 in China resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak and we also experienced temporary close-down of our training centers in several cities from time to time in response to such local sporadic outbreaks. As a result, we converted more offline courses to online courses and approximately 23.2% of our services were provided online in 2022. However, since late 2022, the Chinese government has relaxed COVID-19 control policies and our business returned to normal, and thus we provided most of our courses offline. In 2023, only approximately 1.5% of our services were provided online.

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

Undergraduate Foundation Course Programs

As most students applying for undergraduate studies at art universities and colleges in the U.K. and other European countries need to take foundation courses offered by such universities and colleges before formal admission, to provide students with flexibility and convenience, and as an extension to our portfolio training services, since 2021, we have developed foundation courses recognized by certain overseas art universities and colleges that allow students to fulfill such requirements locally in China. As of the date of this annual report, our foundation courses have been recognized by 12 overseas universities, including Bath Spa University, Bournemouth University, De Montfort University, Kingston School of Art of Kingston University, Manchester Metropolitan University, Nottingham Trent University, Teesside University, Winchester School of Art of University of Southampton, Middlesex University, Brunel University London, Arts University Bournemouth, and Raffles College of Higher Education (Singapore).

Research-Based Learning Services

We have offered research-based learning, mainly including overseas educational travel services to our portfolio training students and other students since 2014. After the outbreak of COVID-19 in January 2020, we adjusted our products and began offering domestic educational travel services and other research-based learning services to students, and also developed programs with services rendered online. However, since late 2022, the Chinese government has relaxed COVID-19 control policies and our business returned to normal, and thus we have resumed to develop and provide offline research-based learning services to our students including overseas and domestic educational travel services, and domestic offline master classes. The research-based learning market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed research-based learning market in China is still developing and has high growth potential. We are looking for expanding our overseas and domestic partnerships to develop more overseas and domestic educational travel and other research-based learning programs with different destinations and themes at variable length of time to match the needs of the growing market.

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

The types of research-based learning services provided by us mainly include academic educational learning, workshop experience, themed educational travel and other research-based learning programs. Typically, the duration of the services is from one to four weeks. The main destinations of our overseas travel-related services are the United States, the United Kingdom, Japan, Italy and other European countries. Our overseas travel-related services were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom, and in response, we have developed more domestic educational travel services and planned on probing into more cities to allow students to study and explore within the territory of China. We have also made our research-based learning services available online so that students could still enjoy our services amid the COVID-19 pandemic. In late 2022, the Chinese government relaxed COVID-19 control policies, and cross boarder travel restrictions between China and other countries have been eased since then. As a result, we have resumed to develop and provide overseas and domestic educational travel services to our students. In the summer of 2023, we held six overseas programs in Japan, Denmark, Netherlands and UK. For example, we held the UAL Summer School Program in UK and the Design Innovation Camp in Japan. The UAL Summer School Program included various short courses for students to choose, which aimed to help students to embrace new challenges, improve skills, and be inspired by new ideas. The program helped students experience and familiarize themselves with the teaching method and style of UAL, provided a foundation for their future studies in UK, and added a highlight to their application materials. Another example is the Design Innovation Camp in Tokyo, Japan, co-hosted by the Sino-Japanese Education Exchange Association, which provided students with an immersive experience covering six content modules not only at the campuses of the University of Tokyo and Waseda University, but also at arts venues, local neighborhoods and art studios, and an opportunity to explore inter-disciplinary arts study and gain local access to different artistic styles and schools of Japan. This program helped students interested in studying abroad to learn how to understand foreign arts and culture from multiple perspectives, including both the perspective of historical and traditional presentation and the perspective of modern design and display of Japanese culture.

Academic Educational Learning. We provide students with learning experience in reputable art schools, or chances to learn from famous professors or masters from various art industries through our multiple academic educational learning programs. Our academic educational learning services target high school or undergraduate students who intend to study abroad. Typically, our programs include summer camp and winter camp programs where students will visit reputable art schools and take specialized art courses taught by famous professors. We also invite admissions officers who are in charge of recruiting candidates to meet and communicate with students. We also provide online certificate programs where students attend courses jointly delivered by us and overseas prestigious art schools we have partnered with, and at the end of which, students will receive certificates from these art schools indicating their completion of the online certificate programs. Due to international travel restrictions and in response to the COVID-19 pandemic since 2020, we conducted the art school camps and admission officer events online, and along with the relaxation of travel restrictions after the pandemic, we have resumed to develop and provide offline research-based learning services to our students including domestic offline master classes.

Workshop Experience. We provide students with on-site and online workshop experiences in professionals’ studios or by working on art projects at our partner universities. Students practice in the areas they are interested in during the workshop and gain practical experience. Our workshop experience targets high school or undergraduate students who intend to study abroad.

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach relevant knowledge to cultivate students’ interest in art, or guide students to conduct research online or on-site on specific art themes. For example, in July 2023, we organized students to conduct field research in Dunhuang, Gansu Province, visiting Mogao Caves, studying the skillful sculpture and mural paintings, and creating painted sculptures and mineral ore paintings. In August 2023, we organized students for a field trip in Guizhou Province, learning from experts about ethnic minority group cultures, such as traditional patterns on clothes. Students also had the chance to experience batik and create their own artwork. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and help them acquire art-related knowledge and appreciations.

Overseas Study Counselling Services

We primarily offer art-related overseas study counselling services to students as part of our comprehensive service package. The overseas study counselling market in China has witnessed growth in recent years, driven by the rapid growth of students looking to study overseas. Riding on the demand of overseas study, we believe art-related overseas study counselling services will have considerable growth potential as well. Being a portfolio training service provider, we possess professional knowledge in choosing art schools and programs and will better serve students applying in this area. We provide counselling advice in both academic and practical aspects and help students make decisions from the application stage through to the admission stage. Typically, our services include the following:

●	Background Development. We set a customized timetable for applicants, which mainly includes schedule for portfolio preparation, language tests, internships and paperwork preparation. We also recommend and introduce our other services to the applicants according to the needs of such applicant.
●	University and Program Selection. We offer guidance on university and program selection based on the individual academic background, personality, career goal and other factors of each student.
●	Paper Writing. We help students develop professional content and logical layout of their personal statements, resume, recommendation letters and other paperwork for art school applications.
●	Interview Simulation. We provide sample interview questions that have previously been used and help students practice the interview process.
●	Application Preparation. We present a checklist of documents required in school applications for students to prepare, such as graduation certificate and proof of deposits.

Other Educational Services

In-School Classes. In order to attract potential students at younger ages and expand our array of products, we partner with international schools to establish in-school art-related classes. We typically provide professional art teachers and customized art course content in these partnerships. Our goal is to cultivate and enhance students’ interest in art at an early age and foster purchasing our products of portfolio training services, research-based learning services, overseas study counselling services and other educational services. In addition, we also seek to partner with domestic universities to carry out joint art education programs with overseas universities or colleges for undergraduate students, where we are typically responsible for student admission, program application and filing with governmental authority in mainland China, and establishment of connection with overseas art universities or colleges.

Junior Art Education. Our junior art education services aim to provide art-related tutoring courses for junior students from ages 3 to 12, which are mainly designed to supplement students’ regular school curriculum and help students cultivate and enhance their interest in art. Our primary subject for junior art education is painting. In 2020, we disposed three of the four offline junior art training sites which we previously operated, and provided most of our junior art education services via online platform during the first half of fiscal year 2020. We continue to provide online course options after reopening of offline training site since late second quarter of 2020.

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2023, we have a total of 1,200 teachers, including 169 full-time employees and 1,031 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations. Most of our teachers have graduated from reputable domestic or overseas universities with master’s degrees in China, the United Kingdom, the United States, Japan or other countries. Around 45% of our full-time teachers have over 5 years of related experience in the art industry, while around 20% of our full-time teachers have over 3 years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess our teacher candidates on a wide set of criteria, including among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. Since 2020, we have established a centralized management system to allocate the national teaching resources for our domestic training center network, through which we manage and oversee the procurement sharing and development of teaching resources as well as to ensure consistency in the quality of our education. Currently, we rank our full-time teachers of portfolio training services in 10 levels, classified by educational background, social experience, teaching completion efficiency and teaching quality and we offer different salary and compensation for teachers at different levels. The top five levels constitute around 73% of our full-time teachers. During the daily operations, we will flexibly adjust the teaching form and course arrangement of different levels of teachers to meet the actual needs of different students.

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

Other Customers. For the fiscal year ended December 31, 2023, we also had enrollments from other students and non-student customers besides high school and undergraduate students. These customers cover a wide range in age and primarily enrolled in our research-based learning and junior art education programs.

Our Training Center Network

We operate 21 training centers in 20 major cities in China as of April 3, 2024. We deliver our educational services to students primarily through our training center network and we may further expand our training center network in China and abroad to increase our market penetration and market share depending on the operation needs in the future.

*	Domestic business footprint of ACG as of April 3, 2024

Our training center network covers 20 major cities, 16 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian and Shenyang, accounting for 37% of our total student enrollment. Beijing has two training centers representing 26% of our total student enrollment in fiscal year ended December 31, 2023.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 20% of our total student enrollment in fiscal year ended December 31, 2023.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 25% of our total student enrollment in fiscal year ended December 31, 2023.

Western China: Xi’an, Zhengzhou, Kunming, Chongqing and Chengdu, accounting for 18% of our total student enrollment in fiscal year ended December 31, 2023.

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

Internet and Mobile Advertisement. We advertise on the mainstream online search engines to promote our services to potential students and to those who actively search keywords relevant to portfolio training, art study, etc. We also advertise through social media platforms to potential students, including without limitation, Dianping, TikTok and Little Red Book. Internet and mobile advertising are also important marketing methods for us to acquire new students. For example, we produce some free or low-price short teaching videos which introduce art-related knowledge, and upload them to internet platforms, such as our official WeChat account, official website, and other third-party platforms to attract potential students.

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

As of April 3, 2024, we and the VIE have registered 161 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of April 3, 2024, we have registered 61 software copyrights and 5 work copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China.

As of April 3, 2024, we and the VIE have also registered 38 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;
●	sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

●	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal government;
●	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;
●	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;
●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

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

The Opinion requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) formulate standards for different categories of non-academic subjects and (iii) conduct strict examination before granting any permission. As of the date of this annual report, in order to implement the Opinion, certain local government authorities, including some of the areas where we have training centers such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province and Liaoning Province, have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Educational of Guangdong Province issued a notice which provides local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving in non-academic  subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Educational of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which, provides, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On November 8, 2023, the Department of Education of Liaoning Province and other government authorities jointly issued the Management Measures for Non-academic After School Tutoring Institutions Targeting Primary and Secondary Middle School Students of Liaoning Province, which came into effect on December 1, 2023 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students and pre-school children aged 3 and above shall apply for operating permit from local education administration authorities at county level.

In addition, the PRC government authorities are also enhancing regulation on the non-academic after school tutoring institutions. On March 3, 2022, the MOE, National Development and Reform Commission, or NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After School Tutoring Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use model service contract, strictly perform contractual obligations and self-regulate their own charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety. Further, on November 30, 2022, the MOE and other twelve PRC government authorities jointly issued the Opinions on Regulating Non-Academic After School Tutoring Institutions for Primary, Middle and High School Students, which provides and reiterates that, among others, (i) local government authorities shall classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively, (ii) non-academic after school tutoring institutions shall meet certain conditions in respect of training place, training staff and operations, (iii) online non-academic after-school tutoring institutions shall obtain the approval from competent government authority at provincial level before incorporation registration and obtain approval from telecommunication authority at provincial level for conducting Internet information services; offline non-academic after-school tutoring institutions shall obtain the approval from competent government authority at county level before incorporation registration, (iv) non-academic after school tutoring institutions shall ensure that training contents are suitable for the age, mental and physical characteristics and cognitive level of students, and (v) all the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection. Moreover, as of the date of this annual report, certain local government authorities (including some of the areas where we have training centers, such as Guangdong Province, Jiangsu Province, Shandong Province, Yunnan Province, Sichuan Province and Liaoning Province) have promulgated specific rules to regulate the market access and operation activities of non-academic after school tutoring institutions, which typically specify the various requirements in relation to market access, training place, teachers, teaching materials, pre-collection of training fees, etc. On August 23, 2023, the MOE issued Provisional Measures of Administrative Penalty for After School Training, which came into effect on October 15, 2023, and set out the general requirements for administrative penalties for illegal after school tutoring operated by any natural person, legal person or other organization that is offered to preschool children over 3 years of age, and primary and secondary school students. Such measures provide that, among others, any natural person, legal person or other organization that conduct after school training without obtaining approval and meet all of the following conditions is subject to order of competent government authorities to cease the operation and refund the fees and fines: (i) there are special training place(s) for offline training and specific website(s) or application(s) for online training; (ii) there are more than two training staff members; and (iii) there are corresponding organizational structure and division of labor . However, the foregoing notice, opinions and rules are still new, and thus the interpretation of the foregoing notice, opinions and rules remain unclear in several respects at this time, and especially, it is unclear if the foregoing notice, opinions and rules are applicable to private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us. If the foregoing notice, opinions and rules also apply to us, failure to comply with the relevant provisions therein may lead to administrative measures by the competent authorities and thus may materially and adversely impact our business and financial outlook. In addition, if the foregoing notice, opinions and rules also apply to us, we would be subject to the limitation for the pre-collection of training fees and the cost of our training centers would increase to meet various requirements for training place, teachers and teaching materials and our financial condition may therefore be adversely impacted.

Although we do not anticipate our business to be materially impacted by the Opinion and related rules and regulations, certain types of our ancillary services may fall under the coverage of the Opinion and its local implementing measures, which may adversely affect our business, financial condition and results of operations. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Although we do not anticipate our business to be materially impacted by the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, certain types of our ancillary services may fall under the coverage of the Opinion and its local implementing measures, which may adversely affect our business, financial condition and results of operations, and we cannot assure you that any future development, interpretation and enforcement of Opinion and relevant regulations would not materially and adversely impact our business and financial outlook.”

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

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identities; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. On September 12, 2022, the CAC published the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On May 28, 2019, the CAC promulgated the Draft Data Security Administrative Measures. According to the Draft Data Security Administrative Measures, cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, fulfill the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop emergency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security.

On April 13, 2020, the CAC, the MIIT and certain other government authorities jointly promulgated the Measures for Cybersecurity Reviews, which took effect on June 1, 2020, or the Prior Cybersecurity Review Measures. The Prior Cybersecurity Review Measures requires that critical information infrastructure operators purchasing network products and services, which affects or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On December 28, 2021, CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Prior Cybersecurity Review Measures. Under the Cybersecurity Review Measures, the scope of cybersecurity reviews is extended to also cover internet platform operators engaging in data processing activities that affect or may affect national security. The Cybersecurity Review Measures further requires that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed. We believe we would not be subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

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

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of April 3, 2024, we have registered 38 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

On November 7, 2016, the Standing Committee of the NPC issued the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effect on June 1, 2017. The Cyber Security Law requires providers of services over Internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over Internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 12, 2022, the CAC published the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Model Contract Provision with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provision, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority. The Model Contract Provision stipulates a six-month period starting from June 1, 2023 to rectify noncompliance prior to June 1, 2023.

On September 28, 2023, the CAC published the Draft Provisions for Cross-border Data Flow, which, among other things, provides that there is no need to pass the security assessment for outbound transfer of data, enter into the model contract or obtain personal information protection certification if one is expected to transfer personal information of less than 10,000 individuals overseas in one year, however, the consent from the personal information owner shall be obtained if the outbound transfer of personal information is based on such consent. As of the date of this annual report, the Draft Provisions for Cross-border Data Flow was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

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

On October 23, 2019, SAFE issued SAFE 2019 Circular 28. Among others, SAFE 2019 Circular 28 relaxes the prior restrictions and allows the FIEs without having equity investment in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE 2019 Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

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

On December 4, 2023, SAFE issued the Notice for Further Deepening Reform and Promoting Cross-Border Trade and Investment Facilitation, or SAFE 2023 Circular 28. Among others, SAFE 2023 Circular 28 stipulates measures to facilitate the payment and use of funds from equity transfer under domestic reinvestment and proceeds from overseas listing by FIEs, which provision will come into effect on June 3, 2024.

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

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Cybersecurity Review Measures, the scope of cybersecurity reviews is extended to internet platform operators engaging in data processing activities that affect or may affect national security. The Cybersecurity Review Measures further requires that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users.

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

Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company”, and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the filings after the initial public offering, the issuer’s designated Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filing report and legal opinion, and provide the true, accurate and complete information of shareholders. The noncompliance of the filing requirements will lead to penalties imposed on the Chinese domestic companies, the controlling shareholder and the actual controller of the Chinese domestic companies, and officers in charge and other related responsible persons. The potential penalties for the Chinese domestic companies include fines within the range from RMB 1 million to RMB 10 million. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the Overseas Offering and Listing Measures is still new and the interpretations and implementation of such regulation still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023.

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

D. Property, Plant and Equipment

In December 2023, we changed the address of principal executive offices of our China businesses to Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui 230051, China. We occupy and operate through our training center network with an aggregate of approximately 16,814 square meters of space in various cities in China, major ones include, Beijing, Shanghai, Chengdu, Wuhan and Nanjing, all of which are leased. We also own 2,124 square meters office space, with 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, or the Gongyuan Real Estate Property. The office space on the 8th floor and 16th floor of the Gongyuan Real Estate Property is in use. In May 2022, we mortgaged the 16th floor of Gongyuan Real Estate Property to China Minsheng Bank for the general credit line of RMB20.0 million and as of the date of this annual report, we have not drawn down any credit line. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

Our net revenues were RMB 202.2 million, RMB 206.8 million and RMB 221.6 million ($31.2 million) in the fiscal years ended December 31, 2021, 2022 and 2023, respectively. We had net loss of RMB 36.4 million, RMB 48.6 million and RMB 33.7 million ($4.7 million) in the fiscal years ended December 31, 2021, 2022 and 2023, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

●	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
●	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
●	our capability to develop and create content that can accommodate needs of potential students, in the classroom, online and in hybrid settings;

●	our ability to provide effective creative arts related international education services and control sales and marketing expenses;
●	recognition in the marketplace for services we deliver and branding we have established; and
●	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

●	the impacts of the Huanqiuyimeng Acquisition;
●	our share-based compensation;
●	the impacts of PRC tax policies, including certain preferential tax rates;
●	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
●	the impacts of strategic investments and acquisitions;
●	our ability to maintain similar margins, locate students, etc.;
●	the impact of political tensions between the United States and China;
●	the impact of international tensions and conflicts generally; and
●	the impact of the COVID-19 pandemic or other similar pandemics or natural disasters. Please see “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results” in this annual report for more details.

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services in the fiscal year ended December 31, 2023. Our net revenues are presented net of PRC VAT. The following table sets forth our net revenues from our continuing operations for the periods presented.

The COVID-19 outbreak in China occurred in late January 2020. It had material adverse impacts on our revenues for the fiscal years ended December 31, 2021 and 2022, although such impact was progressively mitigated after COVID-19 was gradually under control beginning in the second half of 2020. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”

	For the fiscal year ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net Revenues
Portfolio training services	151,434	153,136	166,449	23,444
Research-based learning services	5,977	3,722	6,513	917
Overseas study counselling services	23,624	24,975	28,993	4,083
Other educational services	21,174	24,658	19,664	2,770
K-12 education assessment and other services	—	330	—	—
Total net revenues	202,209	206,821	221,619	31,214

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

Research-based Learning Services

We derive research-based learning services revenues primarily from research-based learning services fees charged to our students, who mainly consist of our portfolio training students and other students interested in educational travels and research-based learning projects. Our research-based learning services primarily include academic educational learning, workshop programs and themed educational travel services. In the fiscal years ended December 31, 2021, 2022, our research-based learning services were primarily delivered online because of the impact of the COVID-19 pandemic. However, since late 2022, the Chinese government has relaxed COVID-19 control policies and our business returned to normal, and thus we have resumed to develop and provide offline research-based learning services to our students including overseas and domestic educational travel services, and domestic offline master classes. Currently, research-based learning services are conducted mainly in summer with a lesser amount in winter and the other seasons during the year.

The most significant factors that affect our revenues from research-based learning services include the number of individual students who enroll in our research-based learning services, the volume of services rendered and the unit price level that we charge our students.

Overseas Study Counselling Services

We derive overseas study counselling services revenues primarily from overseas study counselling services fees charged to students who intend to pursue overseas art and creativity education through providing relevant consulting services in the following aspects: timetable customization, university and program selection, paperwork writing, interview simulation and enrollment documents preparation, etc.

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

K-12 Education Assessment and Other Services

For the fiscal year ended December 31, 2020, we derived K-12 education assessment and other services revenues primarily from fees charged to our K-12 education assessment service customers, including schools, education bureaus and various education institutions. Our services included delivering the assessment reports of the test takers to our customers. We disposed of the K-12 education assessment services business in June 2021 to focus on growing our core international education services business and generated insignificant net revenues for the fiscal years ended December 31, 2021 and 2022 for K-12 education assessment and other services.

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

	For the fiscal year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(In thousands, except for percentages)
Net Revenues	202,209	100.0%	206,821	100.0%	221,619	31,214	100.0%
Cost of Revenues	97,414	48.2%	104,316	50.4%	106,962	15,065	48.3%
Gross Profit	104,795	51.8%	102,505	49.6%	114,657	16,149	51.7%

Cost of revenues primarily consists of (1) teaching fees, payroll and compensation to teaching support staff and administrative staff from training centers, performance-linked bonuses paid to teachers and rental payments for training centers as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and K-12 education assessment and other services.

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

Other Operating Income, Net

For the fiscal years ended December 31, 2021 and 2022, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of revenue guidance ASC 606, effective January 1, 2018. Lease guidance ASC 842 was also adopted, effective January 1, 2019. We recorded nil rental income for the fiscal year ended December 31, 2023.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended December 31, 2021, 2022 and 2023. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

People’s Republic of China

Our subsidiaries operating in China are subject to PRC taxes as described below:

Enterprise Income Tax. EIT Law imposes an income tax rate of 25% on all enterprises, including FIEs. Under the EIT Law, qualified “high-and-new technology enterprises eligible for key support from the State,” or HNTE, are entitled to a preferential income tax rate of 15% and subject to an annual self-assessment review during the valid period of their HNTE certificates. If an HNTE enterprise does not satisfy the related requirements stipulated by SAT to enjoy the preferential income tax rate of 15% during the annual self-assessment review, it will not be able to implement the preferential income tax rate for the tax year being assessed. In December 2008, the WFOE obtained an HNTE certificate with a valid period of three years retrospectively starting from January 1, 2008 and renewed the certificates in 2011, 2014, 2017 and 2020 for another three years, respectively. As a result, the WFOE was entitled to a preferential income tax rate of 15% from 2008 through 2022. However, we did not renew the HNTE certificate in 2023 and as a result, the WFOE is subject to an income tax rate of 25% from 2023 until we apply for a new HNTE certificate in the future, which, however, is not expected to affect our financial positions materially as the WFOE is not a main operating entity of us. The VIE, Huanqiuyimeng and their PRC subsidiaries are all subject to an income tax rate of 25%.

Under applicable Chinese tax laws, FIEs and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No. 76, which provides that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to ten years instead of five years. The WFOE, as an HNTE is eligible to apply for the above preferential tax rules and carry forward tax losses up to ten years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2023, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

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

PRC Value Added Tax (“VAT”). On March 24, 2016, the MOF and SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value Added Tax, effective on May 1, 2016. The net revenues (i.e., VAT excluded) generated from services provided by our PRC subsidiaries are generally subject to VAT at a rate of 6%, with some of our small-scale taxpaying subsidiaries subject to VAT at a rate of 3%.

Results of Operations

The following table and period to period comparison and discussion sets forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year
	ended December 31,
	2021		2022		2023
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(In thousands, except for percentages)
Net revenues	202,209	100.0%	206,821	100.0%	221,619	31,214	100.0%
Cost of revenues	97,414	48.2%	104,316	50.4%	106,962	15,065	48.3%
Gross profit	104,795	51.8%	102,505	49.6%	114,657	16,149	51.7%
Operating expenses:
Research and development	11,802	5.8%	6,791	3.3%	4,630	652	2.1%
Sales and marketing	66,149	32.7%	75,266	36.4%	78,737	11,090	35.5%
General and administrative	93,256	46.1%	77,051	37.3%	72,817	10,256	32.9%
Total operating expenses	171,207	84.7%	159,108	76.9%	156,184	21,998	70.5%
Other operating income, net	22	0.0%	16	0.0%	31	4	0.0%
Loss from operations	(66,390)	(32.8)%	(56,587)	(27.4)%	(41,496)	(5,845)	(18.7)%
Gain on disposal of subsidiaries and others	33,542	16.6%	1,309	0.6%	—	—	—
Impairment loss of long-term investments	(6,000)	(3.0)%	—	—	—	—	—
Interest income, net of interest expenses	1,111	0.5%	757	0.4%	979	139	0.4%
Foreign currency exchange gains (losses), net	(213)	(0.1)%	5	0.0%	(5)	(1)	0.0%
Loss before income taxes	(37,950)	(18.8)%	(54,516)	(26.4)%	(40,522)	(5,707)	(18.3)%
Income tax benefit	(1,540)	(0.8)%	(5,922)	(2.9)%	(6,811)	(959)	(3.1)%
Net loss	(36,410)	(18.0)%	(48,594)	(23.5)%	(33,711)	(4,748)	(15.2)%
Net loss attributable to ATA Creativity Global	(33,650)	(16.6)%	(47,893)	(23.2)%	(33,660)	(4,741)	(15.2)%

	For the fiscal year
	ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Basic and diluted loss per common share	(0.57)	(0.76)	(0.54)	(0.08)

Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022

Net Revenues

Our total net revenues increased by RMB 14.8 million, or 7.2%, to RMB 221.6 million ($31.2 million) in the fiscal year ended December 31, 2023 from RMB 206.8 million in the fiscal year ended December 31, 2022. This was primarily due to an RMB 13.3 million increase in revenue contributions from portfolio training services, an RMB 2.8 million increase in revenue contributions from research-based learning services mainly due to the resumption of overseas and domestic education travel programs, and an RMB 4.0 million increase in revenue contributions from overseas study counselling services, which were partially offset by the decrease in revenue from other educational services, including the foreign language training services disposed by us during the third quarter of 2022.

Cost of revenues

Our cost of revenues increased by RMB 2.7 million, or 2.6%, to RMB 107.0 million ($15.1 million) in the fiscal year ended December 31, 2023 from RMB 104.3 million in the fiscal year ended December 31, 2022, which corresponds to the increase of net revenues achieved during the fiscal year ended December 31, 2023.

Gross Profit

Our gross profit increased by RMB 12.1 million, or 11.8%, to RMB 114.6 million ($16.1 million) in the fiscal year ended December 31, 2023 from RMB 102.5 million in the fiscal year ended December 31, 2022.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB 4.3 million, or 5.6%, to RMB 72.8 million ($10.2 million) in the fiscal year ended December 31, 2023 from RMB 77.1 million in the fiscal year ended December 31, 2022, primarily due to decrease in professional fees and expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB 3.4 million, or 4.5%, to RMB 78.7 million ($11.1 million) in the fiscal year ended December 31, 2023 from RMB 75.3 million in the fiscal year ended December 31, 2022, which corresponds to the increase in sales of our services.

Research and Development Expenses. Our research and development expenses decreased by RMB 2.2 million, or 32.4%, to RMB 4.6 million ($0.7 million) in the fiscal year ended December 31, 2023 from RMB 6.8 million in the fiscal year ended December 31, 2022, primarily due to the decrease in expenses spent on system development as compared with prior year.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses increased to RMB 1.0 million ($0.1 million) in the fiscal year ended December 31, 2023 from RMB 0.8 million in the fiscal year ended December 31, 2022, primarily due to increased interest income derived from higher average cash balance compared with prior year.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange loss of RMB 4,876 ($687) in the fiscal year ended December 31, 2023, compared to a net gain of RMB 5,436 in the fiscal year ended December 31, 2022.

Income Tax Benefit

Income tax benefit increased by RMB 0.9 million, or 15.3% to RMB 6.8 million ($1.0 million) in the fiscal year ended December 31, 2023 from RMB 5.9 million in the fiscal year ended December 31, 2022, primarily due to decrease in valuation allowance as a result of the expiration of tax loss carried forward. The effective income tax rate was 17% in the fiscal year ended December 31, 2023 compared to 11% in the fiscal year ended December 31, 2022.

Net Loss

As a result of the above factors, we had net loss of RMB 33.7 million ($4.7 million) in the fiscal year ended December 31, 2023, compared to net loss of RMB 48.6 million in the fiscal year ended December 31, 2022.

We had basic and diluted loss per common share of RMB 0.54 ($0.08) in the fiscal year ended December 31, 2023 compared to basic and diluted loss per common share of RMB 0.76 in the fiscal year ended December 31, 2022.

Fiscal Year Ended December 31, 2022 Compared to Fiscal Year Ended December 31, 2021

Net Revenues

Our total net revenues increased by RMB 4.6 million, or 2.3%, to RMB 206.8 million in the fiscal year ended December 31, 2022 from RMB 202.2 million in the fiscal year ended December 31, 2021. This was primarily due to an RMB 1.7 million increase in revenues from portfolio training services during the year and an RMB3.5 million increase in revenue contributions from other educational services, which was primarily related to services delivered for new cooperation projects with schools and training organizations, partially offset by decrease in revenue from foreign language training services under other educational services as a result of the disposal of majority equity interests in a former subsidiary during third quarter 2022.

Cost of revenues

Our cost of revenues increased by RMB 6.9 million, or 7.1%, to RMB 104.3 million in the fiscal year ended December 31, 2022 from RMB 97.4 million in the fiscal year ended December 31, 2021, primarily because higher compensation expenses were incurred for certain teaching staff who were engaged in enhancing the efficiency and quality of service delivery in the fiscal year ended December 31, 2022.

Gross Profit

Our gross profit decreased by RMB 2.3 million, or 2.2%, to RMB 102.5 million in the fiscal year ended December 31, 2022 from RMB 104.8 million in the fiscal year ended December 31, 2021.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB 16.2 million, or 17.4%, to RMB 77.1 million in the fiscal year ended December 31, 2022 from RMB 93.3 million in the fiscal year ended December 31, 2021, primarily due to the donation paid to Tsinghua University in prior year.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB 9.2 million, or 13.9%, to RMB 75.3 million in the fiscal year ended December 31, 2022 from RMB 66.1 million in the fiscal year ended December 31, 2021, primarily due to increase in labor cost related to higher performance-based bonus expenses and additional marketing staff hired.

Research and Development Expenses. Our research and development expenses decreased by RMB 5.0 million, or 42.4%, to RMB 6.8 million in the fiscal year ended December 31, 2022 from RMB 11.8 million in the fiscal year ended December 31, 2021, primarily due to RMB 1.8 million decrease of expense incurred for Muhua Shangce, a prior subsidiary that was disposed in 2021 and RMB 2.9 million decrease of labor cost incurred for the project-based learning project launched in the prior year, which was terminated by the end of 2021.

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

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses decreased to RMB 0.8 million in the fiscal year ended December 31, 2022 from RMB 1.1 million in the fiscal year ended December 31, 2021, primarily due to decreased interest income derived from lower rate of return of interest on lower average cash balance compared with prior year.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded net foreign currency exchange gain of RMB 5,436 in the fiscal year ended December 31, 2022, compared to a net loss of RMB 0.2 million in the fiscal year ended December 31, 2021.

Income Tax Benefit

Income tax benefit increased by RMB 4.4 million, or 293.3% to RMB 5.9 million in the fiscal year ended December 31, 2022 from RMB 1.5 million in the fiscal year ended December 31, 2021, primarily due to increase in valuation allowance as a result of increase of net loss before income taxes in fiscal year December 31, 2022, partially net off by less non-taxable disposal gain of equity interests in subsidiaries compared with the prior year. The effective income tax rate was 11% in the fiscal year ended December 31, 2022 compared to 4% in the fiscal year ended December 31, 2021.

Net Loss

As a result of the above factors, we had net loss of RMB 48.6 million in the fiscal year ended December 31, 2022, compared to net loss of RMB 36.4 million in the fiscal year ended December 31, 2021.

We had basic and diluted loss per common share of RMB 0.76 in the fiscal year ended December 31, 2022 compared to basic and diluted loss per common share of RMB 0.57 in the fiscal year ended December 31, 2021.

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries and the VIE is Renminbi. As of December 31, 2023, we had RMB 60.2 million ($8.5 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar and British Pound denominated referral fees paid by overseas schools, institutions and their admission agents as well as service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for research-based learning services, either denominated in U.S. dollars, British Pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Years Ended December 31, 2023, 2022, and 2021

Our working capital and capital expenditure were primarily from cash generated from operating activities and proceeds received from a private placement in 2019 and 2020.

As of December 31, 2023, we had RMB 60.2 million ($8.5 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our working capital requirements for at least the next 12 months from the date of this filing. Our current operation plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts related international education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospectus — Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended December 31, 2021, 2022 and 2023:

	For the fiscal year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(In thousands)
Net cash provided by (used in) operating activities	(31,834)	(14,614)	8,751	1,233
Net cash used in investing activities	(10,029)	(2,490)	(3,966)	(559)
Net cash provided by financing activities	828	188	403	57
Effect of foreign exchange rate changes on cash	(349)	557	(1)	(0)
Net increase (decrease) in cash	(41,384)	(16,359)	5,187	731
Cash and cash equivalents at beginning of the year	112,723	71,339	54,980	7,743
Cash and cash equivalents at end of the year	71,339	54,980	60,167	8,474

Operating Activities

Net cash provided by operating activities was RMB 8.8 million ($1.2 million) in the fiscal year ended December 31, 2023, mainly attributable to cash collection from sales of RMB 278.0 million, partially offset by cash paid for payroll and compensation expenses of RMB 155.1 million and cash paid for other cost and operating expenses of RMB 114.1 million.

Net cash used in operating activities was RMB 14.6 million in the fiscal year ended December 31, 2022, mainly attributable to cash collection from sales of RMB 238.0 million, partially offset by cash paid for payroll and compensation expenses of RMB 151.6 million and cash paid for other cost and operating expenses of RMB 101.0 million.

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

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2023 of RMB 4.0 million ($0.6 million) was primarily attributable to payments of RMB 2.2 million in connection with renovation in various training centers, and RMB 1.7 million paid in connection with acquiring business and minority interest in a subsidiary.

Net cash used in investing activities in the fiscal year ended December 31, 2022 of RMB 2.5 million was primarily attributable to payments of RMB1.6 million in connection with renovation in various training centers, as well as RMB 0.7 million paid in connection with acquiring business and minority interests.

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

Financing Activities

Net cash provided by financing activities in the fiscal year ended December 31, 2023 of RMB 403,439 ($56,823) was primarily attributable to cash received for exercise of share options and cash paid for employee individual income tax for net- settlement of vested shares.

Net cash provided by financing activities in the fiscal year ended December 31, 2022 of RMB 0.2 million was primarily attributable to cash received for exercise of share options and cash paid for employee individual income tax for net- settlement of vested shares.

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

Indebtedness

In May 2022, we mortgaged the 16th floor of Gongyuan Real Estate Property to China Minsheng Bank for the general credit line of RMB 20.0 million and as of the date of this annual report, we have not drawn down any credit line. As of April 3, 2024, other than the foregoing mortgage, we do not have any outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(In thousands)
Total capital expenditures	4,452	1,618	2,240	316

Historically, our capital expenditures have been made primarily for leasehold improvements, computer and office equipment.

Contractual Obligations

Our contractual obligations comprise operating lease commitments and other commitments. The following table sets forth our contractual obligations as of December 31, 2023:

	Payment Due
		Within			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands of RMB)
Operating Lease Obligations (1)	27,389	16,717	9,836	836	—
(1)

Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date of this annual report through June 2028 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

Off-Balance Sheet Arrangements

In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng shall invest RMB110.0 million in cash representing 55% equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to RMB30.0 million, representing 15% equity interests of the new company, while ATA Learning, a company controlled by Xiaofeng Ma, our Chairman and CEO, shall invest RMB80.0 million as a new investor, representing 40% equity interests in the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031. As of April 3, 2024, Huanqiuyimeng has not made any capital contribution and has a remaining investment commitment of RMB30.0 million.

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

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 15 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities.

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:

●	our critical accounting policies discussed below;
●	the related judgments made by us and other uncertainties affecting the application of these policies;
●	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and
●	the risks and uncertainties described under Item 3.D. “Key Information — Risk Factors.”

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

Our goodwill of RMB196,289,492 as of December 31, 2023 was related to the overseas art study services reporting unit and other educational services reporting unit. For the year ended December 31, 2023, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The fair value of the above two reporting units were based on the estimated price a willing buyer would pay, and were determined using an income approach with future cash flow estimates supported by estimated revenue growth rates, operating margins, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes company-specific risk premium. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance, unexpected changes in future economic and market conditions, as well as regulatory requirements. As of December 31, 2023, the estimated fair value of overseas art study services reporting unit is RMB95.8 million, which exceeds its carrying value of RMB27.8 million, and the estimated fair value of the other educational services reporting unit is RMB18.9 million, which exceeds its carrying value of RMB7.6 million. The discounted cash flows were projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 20.0% and a terminal growth rate at 2.2%. We did not record any impairment loss for the year ended December 31, 2023 as the fair value of the reporting unit is in excess of its carrying value.

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

For each performance obligation satisfied over time, revenues were recognized over time by measuring the progress toward complete satisfaction of that performance obligation, including:

●	Portfolio training services. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contracts with the students. Under project-based programs, the number of hours of trainings required to complete a project is not pre-determined and varies depending on the background and requirements of individual students. We reassess the total hours of training pursuant to each contract of project-based program with individual student on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.
●	Research-based learning services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which we expect to be entitled in exchange for those services.
●	Overseas study counselling services. Revenue is recognized over the service period on the basis of costs incurred to-date to the total estimated costs.
●	Other educational services. Revenue is recognized proportionately when the services are delivered.
●	when control of promised services is transferred to customers in an amount of consideration to which we expect to be entitled to in exchange for those services.
●	Revenue from the disposed K-12 education assessment services and content development is recognized when we deliver the reports or developed content to customers, which is when the control over the report or the content has been transferred to customers.

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

We make a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value are impaired at each reporting period, and write down to its fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value. If an equity security without a readily determinable fair value is impaired, we include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

Recent accounting pronouncements

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is Room 3105, Suite A of East District, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China.

Name	Age	Position
Xiaofeng Ma	60	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	51	President and Director
Andrew Y Yan	66	Director
Hope Ni	51	Director
Alec Tsui	74	Director
Zhilei Tong	49	Director
Ruobai Sima	42	Chief Financial Officer

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

Andrew Y Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent director of Qifu Technology Inc. and Guoyuan Securities Co., Ltd. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

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

Zhilei Tong is a director of our board. Mr. Tong founded COL Group Co., Ltd. in 2000 and is currently the chairman and CEO of COL Group Co., Ltd. He is also the executive director and CEO of Jianshui Wenrui Enterprise Management Consulting Co., Ltd., the executive director of Beijing COL Education Technology Development Co., Limited, the executive director of Hangzhou Siyutian Network Technology Co., Ltd, the executive director of Anhui Yexiang Technology Co., Ltd, the chairman of COL (Tianjin) Culture and Education Industry Investment Management Co., Ltd., the executive director of COL Investment Group Co., Limited, the executive director of Chinese Online Anti-Piracy Union Limited, the currently the chairman and CEO of COL MEDIA CORP, the director of COL WEB PTE. LTD., the director of COL JAPAN Co., Ltd.,the director of ATA Online (Beijing) Education Technology Co., Ltd., the director of Beijing Chinese Miracle Culture Technology Co., Ltd., the vice-chairman of China Audio-video and Digital Publishing Association, and the vice president of China Editorial Association. Mr. Tong got both bachelor and IMBA degree from Tsinghua University.

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

B. Compensation

For the fiscal year ended December 31, 2023, we and our subsidiaries paid aggregate cash compensation of RMB 7.0 million ($1.0 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan, in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool in each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2023, 9,929,472 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

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

The tables below set forth the share options issued and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share Options

	Number of
	Common
	Shares to be	Exercise
	Issued	Price per
	Upon Exercise	Common			Date of
Name	of Options	Share	Date of Issuance	Vesting Start Date	Expiration
Jun Zhang*	1,698,790	$1.2611	August 6, 2019	See note below	August 5, 2029
Ruobai Sima	200,000	$0.7900	February 7, 2022	February 7, 2022	February 6, 2032

*One fourth (1/4) of the total number of common shares of the Company subject to the option of Jun Zhang vested on April 1, 2022, April 1, 2023 and April 1, 2024, respectively. The remaining one fourth(1/4) of the common shares of the Company subject to the option shall vest on April 1, 2025, on the condition that specific performance target is achieved.

Restricted Shares

Vesting Start
Name	Restricted Shares	Date of Grant	Date
Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	90,000	February 10, 2015	February 10, 2015
	133,000	January 17, 2017	January 17, 2017
	1,469,460	December 19, 2018	December 19, 2018
Andrew Y Yan	100,000	May 30, 2011	June 1, 2011
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023
Hope Ni	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023
Alec Tsui	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023
Zhilei Tong	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	issuing authorized but unissued shares;

●	declaring dividends and distributions;
●	exercising the borrowing powers of our company and mortgaging the property of our company;
●	approving the transfer of shares of our company, including the registering of such shares in our share register; and
●	exercising any other powers conferred by the shareholders’ meetings or under our fourth amended and restated memorandum and articles of association.

Terms of Directors

We have a board of six directors divided into class A, class B and class C directors. As of the date of this annual report, the class A directors are Xiaofeng Ma and Zhilei Tong, the class B directors are Andrew Y Yan and Jun Zhang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis. Our class B directors Andrew Y Yan and Jun Zhang were re-elected at our 2023 annual general meeting. Our class A director Zhilei Tong will retire from office and will be eligible for re-election at our 2024 annual general meeting. Our chief executive officer, which currently is Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

Our audit committee is responsible for, among other things:

●	appointing the independent auditor;
●	pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;
●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor and all relationships between the independent auditor and our company;
●	setting clear hiring policies for employees and former employees of the independent auditor;
●	reviewing with the independent auditor any audit problems or difficulties and management’s responses;
●	reviewing and approving all related party transactions on an ongoing basis;
●	reviewing and discussing the annual audited financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditor relating to significant financial reporting issues and judgments;
●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
●	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
●	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;
●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Andrew Y Yan, Hope Ni and Alec Tsui. Andrew Y Yan is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2).

Our compensation committee is responsible for:

●	reviewing and approving our overall compensation policies;
●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors, and determining our chief executive officer’s compensation level based on this evaluation;
●	determining the compensation level of our other executive officers;
●	making recommendations to the board of directors with respect to our incentive-compensation plans and equity-based compensation plans;
●	administering our equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations Committee

Our nominations committee consists of Xiaofeng Ma, Andrew Y Yan and Alec Tsui. Xiaofeng Ma is the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.

Our nominations committee is responsible for, among other things:

●	seeking and evaluating qualified individuals to become new directors as needed;

●	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

●	evaluating the nature, structure and composition of other board committees.

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

D. Employees

We had 584, 536 and 581 employees as of December 31, 2021, 2022 and 2023 in China, respectively, including 3 employees of the VIE as of December 31, 2023. As of December 31, 2023, we had 169 employees in teaching, 136 employees in teaching administration and affairs (among which there are 15 permanent employees focusing on research and curriculum development who are supplemented by professional art teachers), 188 employees in sales and marketing, 4 in research and development and 84 in general and administrative functions.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 3, 2024 by:

●	each person known to us to own beneficially more than 5% of common shares, and
●	each of our directors and executive officers.

	Common shares beneficially
	owned
	Number (1)	Percentage (2)
Directors and Executive Officers:
Xiaofeng Ma(3)	25,160,508	39.4%
Andrew Y Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong	*	*
Ruobai Sima	*	*
Jun Zhang(4)	10,634,093	16.6%
Directors and Executive Officers Combined	37,189,375	58.2%
Principal Shareholders:
Joingear Limited(5)	18,427,074	28.8%
HSBC International Trustee Limited(6)	9,804,588	15.3%
Able Knight Development Limited(3)	4,998,988	7.8%
Alpha Advantage Global Limited(7)	4,717,100	7.4%
Jiangong Zhao(7)	4,717,100	7.4%
Arts Consulting Limited(8)	9,360,000	14.6%
CL-TCC(9)	5,662,634	8.9%
Pengjian Shi(9)	5,662,634	8.9%
TCC Management Limited(9)	5,662,634	8.9%
*	Beneficially owns less than 1% of our common shares.
(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 3, 2024.
(2)

Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 3, 2024. The total number of our common shares outstanding as of April 3, 2024 is 63,929,010.

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

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and “Item 6.D. Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of April 3, 2024, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in, among others, Internet content provision related business which requires ICP license. Due to these restrictions, we set up contractual arrangements with the VIE to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments in mainland China. For a description of these contractual arrangements, see “Item 4.A. Information on the Company — History and Development of the Company — Contractual Arrangements with the VIE.”

Purchase of equity interests from a Related Party

In 2023, we acquired 100% equity interests of Jinan Nuobi. The equity interest was transferred from Jun Zhang, the President and Director of the Company, and a consideration of RMB 0.5 million was paid in August, 2023.

Purchase of IT System Consulting Service, Office Sharing Service and System Development and Data Services from an Affiliate Company

Huanqiuyimeng has purchased consulting services relating to IT system from an affiliate company, ApplySquare Education & Technology Co., Ltd. (“Applysquare”) in October 2021. The expense recorded for the year ended December 31, 2021 was RMB 50,913.

In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare with a term from October 16, 2021 to October 15, 2022. The total amount of the agreement was RMB1.2 million and expense of RMB 275,967 was recorded for the year ended December 31, 2021. In June 2022, Huanqiuyimeng entered into a supplementary agreement with Applysquare to increase the contract amount by RMB22,000 for certain expense incurred. In September 2022, Huanqiuyimeng extended the above office space agreement for another year to October 15, 2023 and a total expense of RMB1,128,016 was recorded for the year ended December 31, 2022 in accordance with the above agreements. The office space agreement was terminated in March 2023 due to certain changes in operations. A total expense of RMB 236,960 was recorded for the year ended December 31, 2023.

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services. As of December 31, 2022, the system platforms are still under development and RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB 6.3 million due to cost optimization. RMB 1.8 million expense was recorded for the year ended December 31, 2023 in accordance with the development progress.

Purchase of video services from an Affiliate Company

In September 2022, Huanqiuyimeng entered into an agreement with ATA Learning Inc., pursuant to which ATA Learning Inc. provided professional videography and production of video services to Huanqiuyimeng. The total amount of the agreement was USD10,000. Majority of the services were completed in December 2022 and expense of RMB49,579 and RMB 21,248 was recorded accordingly for the years ended December 31, 2022 and 2023, respectively.

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

Legal Proceedings

1. Beijing Litigation

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to two lawsuits filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business. The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

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

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the International Commercial Court of the Supreme People’s Court. In accordance with Article 21 and Paragraph 1 of Article 39 of the Civil Procedure Law of the People’s Republic of China and Item 5 of Article 2 of the Provisions of the Supreme People’s Court on Several Issues Concerning the Establishment of International Commercial Courts, the Supreme People’s Court ruled that these two cases should be heard by the Second International Commercial Court of the Supreme People’s Court. As of April 3, 2024, these two cases are still under trial at the Second International Commercial Court of the Supreme People’s Court.

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

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs appealed such order to Beijing High People’s Court and Beijing High People’s Court later accepted such appeal. As of April 3, 2024, this case is still under trial at Beijing High People’s Court.

While we do not believe the allegations of the plaintiffs have any merit and have been vigorously defending against these lawsuits, we are currently unable to estimate the possible outcome of such lawsuits. For risks and uncertainties relating to pending lawsuits against us, please see “Item 3.D. Risk Factors — Risks Relating to Our ADSs — We have been named as a defendant or interested third party in three lawsuits in connection with our sale of ATA Online Business, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Other than the aforementioned lawsuits, we and the VIE are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we and the VIE may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The Company has not made any dividends or distributions to its shareholders for the fiscal years ended December 31, 2021, 2022 and 2023. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Dividend Distributions

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted through its subsidiaries and through contractual arrangements with the VIE based in China. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. For the year ended December 31, 2023, our PRC subsidiaries allocated RMB 25.7 million ($3.6 million) to the general reserve fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Pursuant to Section 6 of the Tax Concessions Act (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and
●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs or common shares. This discussion does not address any aspect of U.S. federal gift or estate tax, the Medicare tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and common shares. This discussion applies to you only if you beneficially own our ADSs or common shares as capital assets for U.S. federal income tax purposes. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;
●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;
●	banks or certain financial institutions;
●	insurance companies;
●	tax-exempt organizations;
●	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or common shares through any such entities;
●	regulated investments companies or real estate investment trusts;
●	persons that hold ADSs or common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;
●	persons whose functional currency for tax purposes is not the U.S. dollar;
●	persons liable for alternative minimum tax; or
●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and common shares) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or common shares as capital assets within the meaning of Section 1221 of the Code and are:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;
●	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

J. Annual Report to Security Holders

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of Renminbi against the U.S. dollar appreciated approximately 2.3% in 2021, depreciated approximately 9.2% in 2022 and depreciated approximately 1.7% in 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. The translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI and ACG HK to Renminbi during consolidation resulted in translation loss of RMB 1,422 ($200) which we recognized as a component of other comprehensive loss for the fiscal year ended December 31, 2023. If the Renminbi against U.S. dollar as of December 31, 2023 had appreciated by 10% from 7.0827 to 6.4388 as of December 31, 2023, the other comprehensive loss would have increased by RMB 631,753 ($88,981). Further, we recognized a net foreign currency exchange loss of RMB 7 ($1) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2023 by 10% from 7.0827 to 6.4388 as of December 31, 2023, our foreign currency exchange loss would have decreased by RMB 59 ($8).

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 0.9%, 2.0% and 0.2% in the years 2021, 2022 and 2023, respectively. In February 2024, the year-over-year change in China’s consumer price index was 0.7%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

An ADS holder is required to pay the following service fees to the depositary:

Service		Fees
•	Issuance of ADSs upon deposit of Shares	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
•	Delivery of Deposited Securities against surrender of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) surrendered
•	Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 per share (or share equivalent) held
•	Depositary services	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held on the applicable record date(s) established by the depositary
•	Transfer of ADSs	U.S. $1.5 per certificate presented for transfer

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs;
●	the expenses and charges incurred by the depositary in the conversion of foreign currency;
●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and
●	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities. The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $199,990 during the fiscal year ended December 31, 2023.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our former principal accountant for the fiscal year ended December 31, 2022, and by Audit Alliance LLP, our current principal accountant for the fiscal year ended December 31, 2023.

	For the fiscal year ended
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Audit fees(1)	4,416,791	2,279,059	320,999
Audit-related fees(2)	2,737,202	747,678	105,308
(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2022 and 2023 were limited procedures performed in relation to our quarterly financial information and other review services.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The information contained in our Form 6-K filed with the SEC on July 3, 2023 is incorporated herein by reference pursuant to instruction 2 of Item 16F.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq-listed company to have a board of directors composed of at least a majority of independent directors. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a majority of the board of directors composed of independent directors at this time.
●	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.
●	Nasdaq Stock Market Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval for issuance of securities in connection with acquisitions under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.
●	Nasdaq Stock Market Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for establishment or material amendments to equity compensation plans. None of the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan requires shareholder approval for material amendments to the plan or awards granted under the plan, including without limitation increasing the number of share awards that may be issued under the plan or the repricing of outstanding options.
●	Nasdaq Stock Market Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval for sale, issuance or potential issuance of securities in private placements under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for sale, issuance or potential issuance of securities in private placements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Our former independent registered public accounting firm KPMG issued our audit report for the fiscal year ended December 31, 2021. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. KPMG was subject to such determinations and thus, on May 26, 2022, the Company was identified on SEC’s “Conclusive list of issuers identified under the HFCAA”. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong

(including our former auditor KPMG) and vacated its previous determinations announced on December 16, 2021. As a result, the Company was not identified as a Commission-Identified Issuer under the HFCAA upon filing our annual report on Form 20-F for the fiscal year ended December 31, 2022.

On June 30, 2023, we dismissed KPMG as the Company’s independent registered public accounting firm and appointed Audit Alliance as the Company’s independent registered public accounting firm and to issue our audit report for the fiscal year ended December 31, 2023. Audit Alliance is located in Singapore and is subject to inspection by the PCAOB on a regular basis.

To our best knowledge and based on our examination of the register of members, register of shareholders or other equivalent document(s) of each of us, our subsidiaries and the VIE, public filings made by our shareholders, particularly the Schedule 13Ds and Schedule 13Gs, and to the extent reachable practically, public filings made by our shareholders, particularly the Schedule 13Ds and Schedule 13Gs, and to the extent reachable practically, written confirmations from shareholders of us and the VIE, as of the date hereof, governmental entities in the jurisdictions in which we, our subsidiaries and the VIE are incorporated or otherwise organized, including the Cayman Islands, mainland China, Hong Kong and the British Virgin Islands, hold no shares in us, our subsidiaries or the VIE, and Chinese governmental entities have no controlling financial interest in us, our subsidiaries or the VIE. We have not relied upon any legal opinions or other third party certifications such as affidavits as the basis for the foregoing disclosure.

To our best knowledge and based on our examination of the register of directors or other equivalent document(s) of each of us, our subsidiaries and the VIE and the written confirmation of each director of us, our subsidiaries and the VIE, as of the date hereof, none of the directors of us, our subsidiaries and the VIE are officials of the Chinese Communist Party, provided however that, for sake of complete disclosure, Zhilei Tong, a director of us, is a member of the Chinese Communist Party. We have not relied upon other third party certifications such as affidavits as the basis for the foregoing disclosure.

As of the date of this annual report, the memorandum and articles of association (or articles of association, as applicable) of each of us, our subsidiaries and the VIE contain no charter of the Chinese Communist Party, including the text of any such charter.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

As of the date of this annual report, we have adopted and implemented certain internal management policies to identify, assess and manage the cybersecurity incidents and threats, which apply to our, our subsidiaries’ and the VIE’s daily business operations and administrations. We have also integrated cybersecurity risk management into our overall risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. Pursuant to our internal management policies, any potential cybersecurity threat encountered or identified by employees during their daily work shall be reported to cybersecurity engineers. After assessing the severity of such threat, the responsible cybersecurity engineer shall report those issues constituting cybersecurity incidents or threats to the cybersecurity manager. The cybersecurity engineers shall also report to the cybersecurity manager any cybersecurity incident or threat identified by them during their daily maintenance work. After receiving the report, the cybersecurity manager shall address such cybersecurity incidents or threats and if the cybersecurity manager deems the cybersecurity threat serious, report to the management. The management shall coordinate all resources available to address the threats and mitigate the risks. It is required that the cybersecurity engineers shall analyze and evaluate the cybersecurity incidents that occurred and put forward improvement suggestions on a quarterly basis. We may also engage assessors, consultants, auditors or other third parties to help us deal with cybersecurity incidents or threats as the cybersecurity manager or the management deems necessary.

In addition, we mainly rely on “Software-as-a-Service” products provided by third party IT service providers to conduct daily operations and management and we also provide some of our training courses and other services to students through online platforms provided by third party IT service providers. Thus, we also work closely with the third-party IT service providers in order to keep a smooth daily operation and service provision to our students. We will report to the third-party IT service providers timely if any potential cybersecurity threat or incident is identified.

As of the date of this annual report, no risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, our subsidiaries or the VIE, including the business strategy, results of operations, or financial condition. Despite the foregoing, there is no assurance that there will be no risks from cybersecurity threats that will materially affect or will be reasonably likely to materially affect us, our subsidiaries or the VIE. If our security measures are breached or failed as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation, adversely affect our ability to attract prospective customers. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Disruption to or failures of our or our third-party IT service providers’ IT infrastructure and any failure to maintain the satisfactory performance, cyber-security incidents, including data security breaches or viruses, could materially and adversely affect the business, reputation, financial condition and results of operations of us.”

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures. Our board of directors receives reports on cybersecurity risks as well as prompt and timely information regarding any significant cybersecurity incidents. Furthermore, any significant updates or adjustments to our cybersecurity related policies will be subject to our board of directors’ discussion, review and/or approval. In order to timely identify and monitor the potential cybersecurity threats, we have established a working team, of which the cybersecurity manager is in charge, responsible for the daily management of our cybersecurity efforts, including updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Our cybersecurity manager is the head of the cybersecurity department who obtained his Computer Science and Technology Bachelor’s degree from Jilin Institute of Chemical Technology and has more than 15 years of relevant experience in risk management, cybersecurity and information technology.

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

Exhibit Number	Description
4.15

Supplementary Agreement II to ATA Intelligent Learning (Beijing) Technology Limited VIE Agreements among ATA Education Technology (Beijing) Limited, ATA Intelligent Learning (Beijing) Technology Limited, Xiaofeng Ma and Haichang Xiong, dated April 20, 2019 (19)

4.16	Consent Letter by Arts Consulting Limited, Jun Zhang and Rui Deng in favor of the Registrant, dated August 6, 2019 (20)

4.17	Letter by the Registrant in favor of Arts Consulting Limited, Jun Zhang and Rui Deng dated December 30, 2019 (21)

4.18	Subscription Agreement between the Registrant and CL-TCC, dated December 15, 2019 (22)

4.19	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (23)

8.1*	List of Subsidiaries

11.1	Code of Conduct (24)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Audit Alliance LLP

15.3*	Consent of Jincheng Tongda & Neal Law Firm

15.4*	Opinion of Jincheng Tongda & Neal Law Firm

15.5**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

97*	Compensation Recoupment Policy of ATA Creativity Global

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2020.
(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.
(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641) filed with the SEC on January 14, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674) filed with the SEC on January 24, 2017.
(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.
(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
(10)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(11)	Incorporated by reference to Exhibit 4.11 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.
(12)	Incorporated by reference to Exhibit 4.13 to the Registrant’s transition report on Form 20-F(File No. 001-33910) filed with the SEC on April 13, 2021.
(13)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(14)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(15)	Incorporated by reference to Exhibit 4.17 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 13, 2021.
(16)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 12, 2018.
(17)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910) filed with the SEC on April 13, 2021.
(18)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.
(20)	Incorporated by reference to Exhibit 99.3 to Jun Zhang’s Report on Schedule 13-D (File No. 001-83689) filed with the SEC on August 15, 2019.
(21)	Incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.
(22)	Incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.
(23)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910) filed with the SEC on December 18, 2019.
(24)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512) filed with the SEC on January 08, 2008.
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Ruobai Sima
	Name:	Ruobai Sima
	Title:	Chief Financial Officer

Date: April 10, 2024

ATA Creativity Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATA Creativity Global

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global and its subsidiaries (the “Group”) as of December 31, 2023, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Valuation of goodwill

As discussed in Note 8 to the consolidated financial statements, the Group has RMB196,289,492 of goodwill as of December 31, 2023. As discussed in Note 2(t), the Group performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models.

We identified the valuation of goodwill as a critical audit matter. The forecasted revenue growth rates forecasted operating margins and the discount rate used to estimate the fair values of the reporting units were challenging to test as they represented subjective determinations of future market and economic conditions that were sensitive to variation. Additionally, the audit efforts associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We assessed the Group’s ability to accurately forecast revenue growth rates and operating margins by comparing the reporting units’ historical forecast on revenue growth rates and operating margins to actual results. We evaluated the Group’s forecasted revenue growth rates and operating margins by comparing them to historical results, taking into consideration future business plans of the reporting units developed by management of the Group. We performed sensitivity analysis over the forecasted revenue growth rates, forecasted operating margins and the discount rate to assess their impact on the Group’s impairment assessment. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by comparing it against the discount rate that was independently developed using publicly available industry data and comparable companies’ information.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore, Singapore

April 10, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ATA Creativity Global:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global and subsidiaries (the Company) as of December 31, 2022, the related consolidated statements of comprehensive income (loss) , changes in equity, and cash flows for each of the years in the two year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2015 to 2023.

Beijing, China

April 12, 2023

ATA CREATIVITY GLOBAL

Consolidated Balance Sheets

		December 31,	December 31,	December 31,
	Note	2022	2023	2023
				USD
		RMB	RMB	(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	(1)	54,980,199	60,167,232	8,474,377
Accounts receivable, net		5,852,038	2,235,490	314,862
Prepaid expenses and other current assets	(4)	4,430,285	8,042,169	1,132,716
Total current assets		65,262,522	70,444,891	9,921,955
Long-term investments	(5)	38,000,000	38,000,000	5,352,188
Property and equipment, net	(7)	32,760,976	30,235,985	4,258,649
Intangible assets, net	(8)	76,119,444	58,886,111	8,293,935
Goodwill	(8)	196,289,492	196,289,492	27,646,797
Other non-current assets		28,415,794	31,691,417	4,463,643
Right-of-use assets	(9)	37,616,541	23,391,247	3,294,588
Total assets		474,464,769	448,939,143	63,231,755
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to the Company of RMB134,604 and RMB60,587 as of December 31, 2022 and 2023, respectively)	(11)	55,904,510	49,146,103	6,922,083
Lease liabilities-current	(9)	16,920,429	13,110,449	1,846,568
Deferred revenues	(12)	219,717,574	252,145,949	35,514,014
Total current liabilities		292,542,513	314,402,501	44,282,665
Lease liabilities-non-current	(9)	19,528,763	9,496,422	1,337,543
Deferred income tax liabilities	(13)	18,879,303	12,066,513	1,699,533
Total liabilities		330,950,579	335,965,436	47,319,741
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 63,829,698 and 64,514,368 shares as of December 31, 2022 and 2023, respectively
Outstanding: 62,753,840 and 62,893,960 shares as of December 31, 2022 and 2023, respectively		4,720,147	4,730,128	666,225
Treasury shares—585,358 common shares as of December 31, 2022 and 2023, at cost		(8,626,894)	(8,201,046)	(1,155,093)
Additional paid-in capital		542,058,092	545,222,465	76,792,978
Accumulated other comprehensive loss		(37,003,085)	(37,004,507)	(5,211,976)
Accumulated deficit		(358,048,927)	(391,709,172)	(55,171,083)
Total shareholders’ equity attributable to ATA Creativity Global		143,099,333	113,037,868	15,921,051
Non-controlling interests		414,857	(64,161)	(9,037)
Total shareholders’ equity		143,514,190	112,973,707	15,912,014
Commitments and contingencies	(20)	—	—	—
Total liabilities and shareholders’ equity		474,464,769	448,939,143	63,231,755

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	USD
Net revenues	(12)	202,209,465	206,820,874	221,618,968	31,214,379
Cost of revenues		97,413,915	104,315,856	106,961,759	15,065,249
Gross profit		104,795,550	102,505,018	114,657,209	16,149,130
Operating expenses:
Research and development		11,801,545	6,790,791	4,629,880	652,105
Sales and marketing		66,149,460	75,265,726	78,737,492	11,089,944
General and administrative		93,256,046	77,051,580	72,816,606	10,256,004
Total operating expenses		171,207,051	159,108,097	156,183,978	21,998,053
Other operating income, net		22,018	16,515	30,865	4,347
Loss from operations		(66,389,483)	(56,586,564)	(41,495,904)	(5,844,576)
Other income (loss):
Gain on deconsolidation of subsidiaries and others, net		33,542,154	1,308,627	—	—
Impairment loss of long-term investments	(5)	(6,000,000)	—	—	—
Interest income, net of interest expenses		1,110,681	756,886	978,530	137,823
Foreign currency exchange gains (losses), net		(213,046)	5,436	(4,876)	(687)
Total other income, net		28,439,789	2,070,949	973,654	137,136
Loss before income taxes		(37,949,694)	(54,515,615)	(40,522,250)	(5,707,440)
Income tax benefit	(13)	(1,539,577)	(5,921,384)	(6,811,709)	(959,409)
Net loss		(36,410,117)	(48,594,231)	(33,710,541)	(4,748,031)
Net loss attributable to redeemable non-controlling interests	(14)	(714,121)	—	—	—
Net loss attributable to non-redeemable non-controlling interests		(2,046,403)	(701,322)	(50,296)	(7,084)
Net loss attributable to ATA Creativity Global		(33,649,593)	(47,892,909)	(33,660,245)	(4,740,947)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		(135,125)	556,762	(1,422)	(200)
Total other comprehensive income (loss)		(135,125)	556,762	(1,422)	(200)
Comprehensive loss		(36,545,242)	(48,037,469)	(33,711,963)	(4,748,231)
Comprehensive loss attributable to redeemable non-controlling interests	(14)	(714,121)	—	—	—
Comprehensive loss attributable to non-redeemable non-controlling interests		(2,046,403)	(701,322)	(50,296)	(7,084)
Comprehensive loss attributable to ATA Creativity Global		(33,784,718)	(47,336,147)	(33,661,667)	(4,741,147)
Basic and diluted losses per common share
attributable to ATA Creativity Global	(21)	(0.57)	(0.76)	(0.54)	(0.08)

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Changes in Equity

							Total
	Common shares				Accumulated		shareholders’
	Number of			Additional	other		equity attributable		Total
	Outstanding		Treasury	paid-in	comprehensive	Accumulated	to ATA Creativity	Non-controlling	shareholders’
	shares	Amount	Shares	capital	loss	deficit	Global	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	62,701,002	4,716,675	(11,625,924)	541,272,503	(37,424,722)	(298,533,669)	198,404,863	843,001	199,247,864
Net loss	—	—	—	—	—	(33,649,593)	(33,649,593)	(2,046,403)	(35,695,996)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(135,125)	—	(135,125)	—	(135,125)
Share-based compensation	—	—	—	1,039,972	—	—	1,039,972	—	1,039,972
Issuance of common shares with net-settlement of employee individual income tax	52,838	3,472	—	(118,201)	—	—	(114,729)	—	(114,729)
Cash collected upon exercise of share options	—	—	—	232,245	—	—	232,245	—	232,245
Redeemable non-controlling interests redemption value accretion (Note 14)	—	—	—	—	—	(2,283,089)	(2,283,089)	—	(2,283,089)
Acquisition of non-redeemable non-controlling interests	—	—	—	(35,785)	—	—	(35,785)	(89,215)	(125,000)
Disposal of subsidiaries	—	—	—	—	—	24,310,333	24,310,333	4,423,059	28,733,392
Settlement of vested share options and vested shares using treasury shares	—	—	1,807,170	(1,807,170)	—	—	—	—	—
Balance as of December 31, 2021	62,753,840	4,720,147	(9,818,754)	540,583,564	(37,559,847)	(310,156,018)	187,769,092	3,130,442	190,899,534
Net loss	—	—	—	—	—	(47,892,909)	(47,892,909)	(701,322)	(48,594,231)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	556,762	—	556,762	—	556,762
Share-based compensation	—	—	—	1,459,755	—	—	1,459,755	—	1,459,755
Payments of individual income tax in connection with shares directly withheld from employees	—	—	—	(30,731)	—	—	(30,731)	—	(30,731)
Cash collected upon exercise of share options	—	—	—	218,943	—	—	218,943	—	218,943
Acquisition of non-redeemable non-controlling interests	—	—	—	1,018,421	—	—	1,018,421	(1,418,421)	(400,000)
Disposal of subsidiaries	—	—	—	—	—	—	—	(595,842)	(595,842)
Settlement of vested share options and vested shares using treasury shares	—	—	1,191,860	(1,191,860)	—	—	—	—	—
Balance as of December 31, 2022	62,753,840	4,720,147	(8,626,894)	542,058,092	(37,003,085)	(358,048,927)	143,099,333	414,857	143,514,190
Net loss	—	—	—	—	—	(33,660,245)	(33,660,245)	(50,296)	(33,710,541)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(1,422)	—	(1,422)	—	(1,422)
Share-based compensation	—	—	—	3,068,041	—	—	3,068,041	—	3,068,041
Issuance of common shares with net-settlement of employee individual income tax	140,120	9,981	—	(78,307)	—	—	(68,326)	—	(68,326)
Cash collected upon exercise of share options	—	—	—	471,765	—	—	471,765	—	471,765
Acquisition of non-redeemable non-controlling interests	—	—	—	128,722	—	—	128,722	(428,722)	(300,000)
Settlement of vested share options and vested shares using treasury shares	—	—	425,848	(425,848)	—	—	—	—	—
Balance as of December 31, 2023	62,893,960	4,730,128	(8,201,046)	545,222,465	(37,004,507)	(391,709,172)	113,037,868	(64,161)	112,973,707
Balance as of December 31, 2023-USD		666,225	(1,155,093)	76,792,978	(5,211,976)	(55,171,083)	15,921,051	(9,037)	15,912,014

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(36,410,117)	(48,594,231)	(33,710,541)	(4,748,031)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,025,480	22,590,666	21,984,382	3,096,435
Loss (gain) from disposal of property and equipment	24,380	(1,692)	893	126
Share-based compensation	1,039,972	1,459,755	3,068,041	432,125
Deferred income tax benefit	(1,562,358)	(6,052,019)	(6,812,790)	(959,561)
Gain on deconsolidation of subsidiaries and others, net	(33,542,154)	(1,308,627)	—	—
Impairment loss of long-term investments	6,000,000	—	—	—
Gain from acquisition of a subsidiary	—	—	(4,018)	(566)
Foreign currency exchange loss	213,741	323	7	1
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	1,245,142	(4,913,849)	3,616,548	509,380
Prepaid expenses and other current assets	675,236	(5,711,215)	(2,386,561)	(336,140)
Other non-current assets	(3,788,762)	(1,833,631)	(3,275,623)	(461,362)
Income tax payable	(85,707)	(7,947)	(13,753)	(1,937)
Accrued expenses and other payables	4,532,885	10,884,454	(7,139,011)	(1,005,509)
Deferred revenues	6,798,577	18,874,126	33,423,899	4,707,658
Net cash provided by (used in) operating activities	(31,833,685)	(14,613,887)	8,751,473	1,232,619
Cash flows from investing activities:
Cash paid for property and equipment	(4,451,589)	(1,618,338)	(2,240,101)	(315,512)
Cash receipt from property and equipment disposal	22,490	6,010	14,850	2,092
Cash paid for liabilities assumed in relation to acquisition of Youru (Note 3)	—	(312,338)	(1,023,859)	(144,208)
Payment for acquisition of a subsidiary, less cash acquired	(4,642,082)	—	(417,376)	(58,786)
Proceeds from deconsolidation of subsidiaries and others, less cash disposed	(832,811)	(165,437)	—	—
Cash paid for acquisition of non-redeemable non-controlling interests	(125,000)	(400,000)	(300,000)	(42,254)
Net cash used in investing activities	(10,028,992)	(2,490,103)	(3,966,486)	(558,668)
Cash flows from financing activities:
Cash paid for employee individual income tax for net- settlement of vested shares	(114,729)	(30,731)	(68,326)	(9,624)
Cash received from short-term loans (Note 10)	2,710,000	—	—	—
Repayment of short-term loans (Note 10)	(2,000,000)	—	—	—
Cash received for exercise of share options	232,245	218,943	471,765	66,447
Net cash provided by financing activities	827,516	188,212	403,439	56,823
Effect of foreign exchange rate changes on cash and cash equivalents	(348,911)	556,616	(1,393)	(196)
Net increase (decrease) in cash and cash equivalents	(41,384,072)	(16,359,162)	5,187,033	730,578
Cash and cash equivalents at beginning of year	112,723,433	71,339,361	54,980,199	7,743,799
Cash and cash equivalents at end of year	71,339,361	54,980,199	60,167,232	8,474,377
Supplemental disclosures of cash flow information:
Cash paid for income tax	154,379	28,316	20,427	2,877
Cash refunded for income tax	(5,316)	—	(211)	(30)
Cash paid for interest expenses	25,278	—	—	—
Non-cash investing and financing activities:
Consideration payable for acquisition of Youru (Note 3)	—	1,222,191	198,333	27,935
Disposal of net liabilities of subsidiaries, excluding cash	13,041,021	5,378,395	—	—
Lease liability arising from obtaining Right-of-use assets	16,132,735	14,628,975	1,709,583	240,790

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

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

In the opinion of management, based on the legal opinion of Jincheng Tongda & Neal Law Firm, the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•revoke the Company’s business and operating licenses;

•levy fines on the Company;

•confiscate any of the Company’s income that they deem to be obtained through illegal operations;

•shut down a portion or all of the Company’s servers or block a portion or all of the Company’s website;

•discontinue or restrict the Company’s operations in PRC;

•impose conditions or requirements with which the Company may not be able to comply;

•require the Company to restructure its corporate and contractual structure;

•take other regulatory or enforcement actions that could be harmful to the Company’s business.

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

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong was general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately 40% of the total ordinary shares of the Company issued and outstanding as of December 31, 2022 and 2023. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

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

The following assets and liabilities information of the Group’s consolidated VIE as of December 31, 2022 and 2023, and net revenues, net loss and cash flows for the years ended December 31, 2021, 2022 and 2023, were included in the accompanying consolidated financial statements of the Company.

	December 31,	December 31,
	2022	2023
	RMB	RMB
Cash	159,882	257,218
Prepaid expenses and other current assets	6,592	6,592
Total current assets	166,474	263,810
Long-term investments (i)	55,779,696	49,003,096
Other non-current assets	2,590	12,590
Total assets	55,948,760	49,279,496
Accrued expenses and other payables	134,604	60,587
Amounts due to related parties (ii)	63,597,353	64,617,353
Total current liabilities	63,731,957	64,677,940
Total liabilities	63,731,957	64,677,940

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(14,072,212)	(7,824,115)	(7,615,247)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash used in operating activities	(903,343)	(861,350)	(952,664)
Net cash used in investing activities	(4,642,082)	—	—
Net cash provided by financing activities (iii)	5,645,353	830,186	1,050,000
(i)

Long-term investments as of December 31, 2022 and 2023 include investment cost and share of losses derived from the 30.96 % equity interests investment in Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”) in the amount of RMB55,779,696 and RMB49,003,096, respectively, which is eliminated on consolidation.

(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)

RMB5,645,353, RMB830,186 and RMB1,050,000 of net cash provided by financing activities for the years ended December 31, 2021, 2022 and 2023 respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of the consolidated VIE and can have assets transferred out of the consolidated VIE. Therefore, the Company considers that there are no assets in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for the registered capital amounting RMB 50.0 million as of December 31, 2023. None of the assets of the consolidated VIE has been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of ATA Education or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	47,841,321	50,134,377
— Denominated in U.S. Dollar (“USD”)	145	147
Total cash balances held at mainland PRC financial institutions	47,841,466	50,134,524
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	2,714	798
— Denominated in USD	7,136,019	10,031,910
Total cash and cash equivalents balances held at HKSAR financial institutions	7,138,733	10,032,708
Total cash and cash equivalents balances held at financial institutions	54,980,199	60,167,232

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB500,000. The bank deposits with financial institutions in the HKSAR are insured by the government authority up to HKD500,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HKSAR with acceptable credit rating.

Coronavirus Impact

Due to the outbreak and global spreading of the Coronavirus (“COVID-19”) since January 2020, the Group’s sales have been negatively impacted primarily due to the restrictions on international travels and temporary closures of training centers for safety and regulatory considerations for the years from 2020 to 2022.Such impact was progressively mitigated after the COVID-19 pandemic was gradually under control in the years of 2021 and 2022. In addition, the Company’s traditional overseas educational travel services were materially affected by delays and cancellations of tours due to COVID-19 in the years of 2021 and 2022.

In late 2022, the Chinese government relaxed COVID-19 control policies and business of the Group gradually returned to normal, providing most of the courses offline. The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition, which the Company believes will not as material as prior years and ultimately depend on the duration and degree of the pandemic around China and the globe.

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

(a)Principles of consolidation

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

(b)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(c)Use of estimates

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

For the convenience of the readers, the 2023 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 7.0999, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2023.

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

(f)Fair value measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in an orderly transaction and principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

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

(g)Revenue recognition

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

The Group provides educational travel services for individual students to bring them art-related experience by providing integration of both travel and study activities in each educational service contract according to the background of individual students. While the educational travel services have been significantly impacted by the coronavirus disease (“COVID-19”), starting in year 2020, the Group introduced new services under the “research-based learning services”, which mainly consist of domestic educational travel services, academic educational learning services, workshop experience services and transferrable credit courses. Revenue is recognized when control of the promised services is transferred to customers in an amount of consideration which the Group expects to be entitled to in exchange for those services.

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

Revenues under this category were mainly contributed by the legacy business from our prior subsidiary of Muhua Shangce Learning Data & Technology (Beijing) Limited (“Muhua Shangce”), whose equity interests was fully disposed on June 2, 2021 in order to focus on our core business of international education. See Note 14.

(h)	Contract cost

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in other non-current assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). The amortization expenses of contract cost assets were RMB14,244,301 , RMB 18,470,625, and RMB 22,080,933 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group accounts for leases in accordance with ASC Topic 842, Leases (see Note 9) The Group determines if an arrangement is or contains a lease at contract inception. The Group recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date.

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

As of December 31, 2022 and 2023, the Company did not have any finance leases.

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

In connection with the adoption of ASC 326 Financial Instruments-Credit Losses (the “ASC 326”) on January 1, 2020, the new accounting standard replaced the incurred loss impairment methodology for recognizing credit losses with a new methodology that requires recognition of lifetime expected credit losses when a financial asset is originated or purchased, even if the risk of loss is remote, which results in losses being recognized earlier. The new methodology (referred to as the current expected credit losses model, or “CECL”) applies to most financial assets measured at amortized cost, including accounts receivables, and requires consideration of a broader range of reasonable and supportable information to estimate expected credit losses.

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

Employee benefit expenses recognized under these plans for the years ended December 31, 2021, 2022 and 2023 are allocated to the following expense items.

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	5,989,994	6,780,226	7,161,205
Research and development	1,294,439	316,293	294,859
Sales and marketing	3,775,110	4,199,996	4,033,438
General and administrative	3,810,984	3,742,289	3,405,996
Total expense due to employee benefit plans	14,870,527	15,038,804	14,895,498

(v)	Earnings (losses) per share

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

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of performance in determining the Group’s operating segments. The Group classified the operating segments for the years ended December 31, 2021, 2022 and 2023 into (i) Overseas art study services (ii) Other educational services and (iii) K-12 education assessment and other services. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

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

(y)	Recent accounting pronouncements

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

(3)	BUSINESS ACQUISITION

In September, 2022, the Group entered into an agreement with Youru (Shanghai) Education Technology Co., Ltd. and its subsidiaries (“Youru”) to acquire the business of portfolio training and relevant consulting on fashion design through the transfer of the workforce, trademark and public domain. The Group was obligated to deliver the remaining performance obligations of Youru’s existing contracts with the students and assume the potential refund of the service fees. The acquisition was considered as immaterial. The Group recognized a goodwill with an amount of RMB1,534,529, which was assigned to the reporting unit of overseas art study services.

In 2023, we completed the acquisition of 100% equity interests of Jinan City Shizhong District Nuobi Education Training School Co., Ltd. (Jinan Nuobi). The equity interest was transferred from Jun Zhang, the President and Director of the Company, and a consideration of RMB 0.5 million was paid in August, 2023.

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2022	2023
	RMB	RMB
VAT-input deductible	565,675	609,416
Income tax refundable	15,488	15,467
Amount due from Beijing Shouyiren (i)	—	1,638,583
Prepaid marketing fee	657,764	751,836
Advances to suppliers	761,613	1,932,090
Other current assets	2,429,745	3,094,777
Total prepaid expenses and other current assets	4,430,285	8,042,169

Other current assets primarily consist of rent deposits and prepaid rent expenses.

(i)Amount due from Beijing Shouyiren Network Technology Co., Ltd. is expected to collect in July, 2024, with nil interest rate.

(5)	LONG-TERM INVESTMENTS

	December 31,	December 31,
	2022	2023
	RMB	RMB
EEO Group	38,000,000	38,000,000
Total other equity investments	38,000,000	38,000,000

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

Long-term investment in Beijing Futou Technology Co., Ltd (“Futou Technology”) was acquired in connection with the acquisition of Huanqiuyimeng in 2019, which held 15% equity interests in Futou Technology. Due to the severe shortage of working capital and negative market impact on its business in the year ended December 31, 2020, the Group recognized an impairment loss of RMB 150,000 to reduce the investment to zero.

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

On June 10 , 2022, the Group entered into a loan agreement with Quanouyimeng and committed to provide an interest free loan up to RMB0.95 million to Quanouyimeng, pursuant to which, the Group paid RMB0.65 million before September 30, 2022 and the remaining RMB0.30 million in October 2022.

On July 1, 2022, Huanqiuyimeng sold 70 % equity interests in Quanouyimeng to its management employee at nil consideration. As a result, the Group deconsolidated Quanouyimeng as of July 1, 2022 when the Company no longer has a controlling financial interest in Quanouyimeng, by removing its net liabilities, writing-off the receivables due from Quanouyimeng and recognizing a disposal gain of RMB682,996 according to ASC 810-10, with the remaining 30 % equity interests of Quanouyimeng remeasured at nil fair value.

(6)	FAIR VALUE MEASUREMENT

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

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2022 and 2023, respectively.

(7)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Building (i)	53,049,213	53,049,213
Computer equipment	2,842,992	2,729,055
Furniture, fixtures and office equipment	1,620,039	1,686,997
Motor vehicles	1,469,021	1,469,021
Software	1,565,195	1,565,195
Leasehold improvements	8,476,176	5,564,110
	69,022,636	66,063,591
Less: accumulated depreciation and amortization	(36,261,660)	(35,827,606)
Property and equipment, net	32,760,976	30,235,985
(i)

Huanqiuyimeng entered into a two-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch. The Facility is pledged by the real estate property owned by ATA Education, see Note 10 for details.

Total depreciation expense recognized for the years ended December 31, 2021, 2022 and 2023 is allocated to the following expense items:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	397,905	817,643	1,061,367
Research and development	448,414	22,084	26,669
Sales and marketing	7,984	9,674	15,231
General and administrative	4,937,844	4,267,932	3,647,782
Total depreciation expense	5,792,147	5,117,333	4,751,049

(8)	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

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

In July 2022, the Group disposed 70 % equity interests of Quanouyimeng in relation to majority of the foreign language training services to a third party, see Note 5 for details . Nil goodwill was allocated to the disposal group, of which the fair value is determined as nil.

In September 2022, the Group entered into an agreement with Youru. This acquisition was accounted for under the acquisition method and the company recognized a goodwill amounting to RMB1,534,529 accordingly, see Note 3 for details.

The change in the carrying amount of goodwill by reporting unit is as follows:

	Overseas art study	Other Educational
	services	Services	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2021	176,046,647	18,708,316	194,754,963
Add: Acquisition of Youru	1,534,529	—	1,534,529
Balance as of December 31, 2022 and 2023	177,581,176	18,708,316	196,289,492

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate. No impairment was identified and recorded for fiscal years ended December 31, 2021, 2022 and 2023.

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2022 and 2023.

	December 31, 2022
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	79,000,000	(26,991,667)	—	52,008,333	10
Non-compete arrangements (i)	56,000,000	(31,888,889)	—	24,111,111	6
Copyright obtained	240,000	(240,000)	—	—	1
Total intangible assets	135,240,000	(59,120,556)	—	76,119,444

	December 31, 2023
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	79,000,000	(34,891,667)	—	44,108,333	10
Non-compete arrangements (i)	56,000,000	(41,222,222)	—	14,777,778	6
Total intangible assets	135,000,000	(76,113,889)	—	58,886,111

Total amortization expense recognized for the years ended December 31, 2021, 2022 and 2023 is allocated to the following expense items:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	—	240,000	—
General and administrative	17,233,333	17,233,333	17,233,333
Total amortization expense	17,233,333	17,473,333	17,233,333
(ii)	Trademark and Non-compete arrangements were recorded as a result of the acquisition of Huanqiuyimeng businesses.

As of December 31, 2023, the estimated amortization expense for the next five years is as follows:

December 31
RMB
2024	17,233,333
2025	13,344,444
2026	7,900,000
2027	7,900,000
2028	7,900,000

(9)	LEASES

The primary leases that the Group entered into were for training centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2022, the Company has 29 operating leases for training center and office spaces with remaining terms expiring from 1 through 66 months and a weighted average remaining lease term of 2.79 years. Weighted average discount rates used in the calculation of the lease liability is 6.57%. As of December 31, 2023, the Company has 25 operating leases for training center and office spaces with remaining terms expiring from 1 through 54 months and a weighted average remaining lease term of 2.17 years. Weighted average discount rates used in the calculation of the lease liability is 6.56%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Operating lease costs for the years ended December 31, 2021, 2022 and 2023 were RMB 21,599,937, RMB 18,456,989 and RMB 18,600,344, respectively, which excluded cost of short-term contracts. Short-term lease expense, with a lease term of 12 months or less, for the years ended December 31, 2021, 2022 and 2023 were RMB 3,248,285, RMB 3,412,129 and RMB 3,950,259, respectively. Short-term lease commitments as of December 31, 2023 was RMB 3,146,914. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2021, 2022 and 2023.

The impact of ASC 842 on the consolidated balance sheets as of December 31, 2022 and 2023 was as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Operating leases:
Right-of-use assets	37,616,541	23,391,247
Lease liabilities-current	16,920,429	13,110,449
Lease liabilities-non-current	19,528,763	9,496,422

Other information related to leases is presented below:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	21,478,066	18,669,210	18,077,004
Lease liability arising from obtaining Right-of-use assets	16,132,735	14,628,975	1,709,583

Maturities of lease liabilities under non-cancellable leases as of December 31, 2023 are as follows:

Operating leases
RMB
2024	13,570,315
2025	8,297,577
2026	1,538,067
2027	707,828
2028	128,696
Thereafter	—
Total undiscounted lease payments	24,242,483
Less: Imputed interest	(1,635,612)
Total lease liabilities	22,606,871

(10)SHORT-TERM LOANS

Loan Facility

In May 2022, Huanqiuyimeng entered into a two-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 20,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of Huanqiuyimeng. The Facility is pledged by the real estate property owned by ATA Education under a two-year pledge agreement among ATA Education, Huanqiuyimeng and China Minsheng Bank Beijing Branch. For the year ended December 31, 2023, the Group has not withdrawn any line of credit from this loan facility.

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

As of the selling date of Muhua Shangce in June 2021, the outstanding balance of the above borrowings of RMB 7,511,000 remained unpaid and has been disposed together with the other assets and liabilities of Muhua Shangce. See Note 14 for details.

(11)ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Refund liability*	19,976,189	22,141,880
Accrued payroll and welfare	20,228,470	17,901,640
Accrued test monitoring fees	2,432,153	—
Accrued professional services expenses	3,791,413	3,102,467
Income taxes payable	14,834	1,081
Other current liabilities	9,461,451	5,999,035
Total accrued expenses and other payables	55,904,510	49,146,103

Other current liabilities as of December 31, 2022 and 2023 mainly include accrued advertising and outsourcing fees, value-added tax and other taxes payable, and other operating expense payable.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services or a full or partial return of the service fees are repaid to students based on the final outcome of the performance targets and is estimated based on historical experience and performance.

(12)NET REVENUES

The components of net revenues for the years ended December 31, 2021, 2022 and 2023, are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Portfolio training services	151,433,831	153,136,274	166,448,699
Research-based learning services	5,977,438	3,721,829	6,512,650
Overseas study counselling services	23,623,998	24,974,973	28,993,831
Other educational services	21,174,198	24,657,609	19,663,788
K-12 education assessment and other services	—	330,189	—
Net Revenues	202,209,465	206,820,874	221,618,968

K-12 education assessment and other services revenues primarily include K-12 education assessment services and content development services. The Company no longer provided K-12 education assessment services along with the disposal of Muhua Shangce since June 2, 2021.

Deferred revenue is recorded when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer in advance. Changes in the deferred revenue balances during the year ended December 31, 2022 and 2023 are as follows:

	Fiscal year ended December 31,
	2022	2023
	RMB	RMB
Balance at the beginning of the period	202,453,092	219,717,574
Cash received in advance, net of VAT	223,388,868	261,312,149
Acquisition of Youru and subsequent movement	1,534,529	(1,336,197)
Revenue recognized from opening balance of deferred revenue	(113,271,035)	(122,951,789)
Revenue recognized from deferred revenue arising during the year	(88,928,077)	(102,430,097)
Disposal of equity interests in subsidiaries for deconsolidation	(1,609,644)	—
Change of refund liabilities	(3,850,159)	(2,165,691)
Balance at the end of the period	219,717,574	252,145,949

(13)INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2021, 2022 and 2023. Accordingly, no provision for Hong Kong profits tax was required.

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

In December 2008, ATA Education received approval from the tax authority that it qualified as an HNTE. The certificate entitled ATA Education to the preferential income tax rate of 15 % effective retroactively from January 1, 2008 to December 31, 2010. In October 2011, ATA Education received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15 % effective retroactively from January 1, 2011 to December 31, 2013. In October 2014 and 2017, ATA Education received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate of 15 % effective from January 1, 2014 to December 31, 2016 and from January 1, 2017 to December 31, 2019, respectively. In December 2020, ATA Education received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate of 15 % effective retroactively from January 1, 2020 to December 31, 2022.

In December 2009, Muhua Shangce received approval from the tax authority that it qualified as an HNTE. The certificate entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2009 to December 31, 2011. In July 2012, Muhua Shangce received approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective from January 1, 2012 to December 31, 2014. In November 2015 and October 2018, Muhua Shangce received approval from the tax authority on its renewal as an HNTE, which entitled it to the preferential income tax rate of 15% effective from January 1, 2015 to December 31, 2017 and from January 1, 2018 to December 31, 2020, respectively. Muhua Shangce was no longer consolidated into the Group after the disposal of its entire equity interests on June 2, 2021. See Note 14.

The EIT Law and its relevant regulations impose a withholding tax at 10% for earnings generated beginning January 1, 2008, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2022 and 2023, the Company has not accrued income taxes on earnings of RMB2,486,972 and RMB 1,993,552 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB248,697 and RMB199,355, respectively as of December 31, 2022 and 2023.

Loss before income taxes were generated in the following jurisdictions:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(18,488,181)	(7,206,659)	(5,467,559)
PRC	(19,442,469)	(47,256,605)	(35,026,914)
Hong Kong	(19,044)	(52,351)	(27,777)
Loss before income taxes	(37,949,694)	(54,515,615)	(40,522,250)

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PRC
Current income tax expense	22,781	130,635	1,081
Deferred income tax benefit	(1,562,358)	(6,052,019)	(6,812,790)
Total income tax benefit	(1,539,577)	(5,921,384)	(6,811,709)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended December 31, 2021, 2022 and 2023 to earnings before income taxes due to the following:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Computed “expected” income tax benefit	(9,487,423)	(13,628,904)	(10,130,563)
Increase in valuation allowance	10,531,372	6,084,383	(2,014,183)
Entities not subject to income tax	1,691,406	1,429,868	606,823
Non-deductible expenses
Entertainment	280,436	192,298	177,509
Share-based compensation	259,993	364,939	767,010
Other non-deductible expenses	3,927,212	1,625,037	4,186,105
Additional deduction of research and development costs	(120,598)	—	—
Disposal of equity interests in subsidiaries	(8,385,539)	(1,577,200)	—
Other	(236,436)	(411,805)	(404,410)
Actual income tax benefit	(1,539,577)	(5,921,384)	(6,811,709)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2022	2023
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	34,562,809	38,132,866
Impairment and investment loss of long-term investments	10,598,946	10,598,946
Lease liabilities	9,112,298	5,651,718
Intangible assets and other non-current assets	405,191	—
Provision for loan receivable and other receivables	2,927,994	2,927,994
Accrued expenses and other payables	3,652,004	1,781,265
Property and equipment, net	53,301	26,010
Donation	5,000,000	2,500,000
Total gross deferred income tax assets	66,312,543	61,618,799
Less: valuation allowance	(51,769,696)	(47,255,513)
Total deferred income tax assets, net	14,542,847	14,363,286
Deferred income tax liabilities:
Intangible assets	19,029,861	14,721,528
Right-of-use assets	8,721,522	5,346,529
Contract cost assets	5,670,767	6,361,742
Total gross deferred income tax liabilities	33,422,150	26,429,799
Net deferred income tax liabilities	18,879,303	12,066,513

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the period	56,172,945	48,897,848	51,769,696
Additions	10,531,372	6,084,383	(2,014,183)
Reduction due to expiration of temporary difference	—	(2,500,000)	(2,500,000)
Reduction as a result of deconsolidation of subsidiaries	(17,806,469)	(712,535)	—
Balance at the end of the period	48,897,848	51,769,696	47,255,513

As of December 31, 2023, the valuation allowance of RMB 47,255,513 was related to the deferred income tax assets of PRC entities which were in loss position.

As of December 31, 2023, the Group had tax loss carry forwards for PRC income tax purpose of RMB 152,531,464, of which RMB 53,627,996, RMB 33,091,899, RMB 20,501,771, RMB 29,668,060, and RMB 14,280,230  will expire if unused by December 31, 2024, 2025, 2026, 2027 and 2028, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

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

(14)NON-CONTROLLING INTERESTS

(a)Redeemable non-controlling interests

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

(15)SEGMENT INFORMATION

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

For the years ended December 31, 2021, 2022 and 2023, the Group classified the operating segments into (i) Overseas art study services (ii) Other educational services and (iii) K-12 education assessment and other services.

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

The following table presents selected financial information relating to the Group’s segments:

	Overseas art study	Other educational
For the year ended December 31, 2023:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	201,955,180	19,663,788	—	221,618,968
Operating cost and expenses:
Cost of revenues	96,661,054	10,225,877	74,828	106,961,759
Research and development	3,672,094	114,516	843,270	4,629,880
Selling and marketing	73,182,842	5,437,897	116,753	78,737,492
Unallocated corporate expenses*	—	—	—	72,816,606
Total operating cost and expenses	173,515,990	15,778,290	1,034,851	263,145,737
Other operating income, net	30,865	—	—	30,865
Income (Loss) from operations	28,470,055	3,885,498	(1,034,851)	(41,495,904)
Unallocated other income, net				973,654
Loss before income taxes				(40,522,250)

	Overseas art study	Other educational
For the year ended December 31, 2022:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	181,833,076	24,657,609	330,189	206,820,874
Operating cost and expenses:
Cost of revenues	92,389,567	11,552,359	373,930	104,315,856
Research and development	5,903,055	—	887,736	6,790,791
Selling and marketing	69,398,473	5,736,053	131,200	75,265,726
Unallocated corporate expenses*	—	—	—	77,051,580
Total operating cost and expenses	167,691,095	17,288,412	1,392,866	263,423,953
Other operating income, net	—	—	16,515	16,515
Income (Loss) from operations	14,141,981	7,369,197	(1,046,162)	(56,586,564)
Unallocated other income, net				2,070,949
Loss before income taxes				(54,515,615)

	Overseas art study	Other educational
For the year ended December 31, 2021:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	181,035,267	21,174,198	—	202,209,465
Operating cost and expenses:
Cost of revenues	81,964,815	14,154,713	1,294,387	97,413,915
Research and development	4,176,398	3,148,402	4,476,745	11,801,545
Selling and marketing	60,436,932	5,598,532	113,996	66,149,460
Unallocated corporate expenses*	—	—	—	93,256,046
Total operating cost and expenses	146,578,145	22,901,647	5,885,128	268,620,966
Other operating income, net	—	—	22,018	22,018
Income (Loss) from operations	34,457,122	(1,727,449)	(5,863,110)	(66,389,483)
Unallocated other income, net				28,439,789
Loss before income taxes				(37,949,694)

*Unallocated corporate expenses represent the general and administrative expenses for the years ended December 31, 2021, 2022 and 2023.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(16)SHARE-BASED COMPENSATION

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2023, 9,929,472 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

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

In 2019, 1,698,790 share options with exercise price at USD 1.2611 per common share were issued to certain officer with service condition and specific performance target, among which 424,698 share options (the “First Tranche”) were granted on March 25, 2020 and vested on April 1, 2022; 424,698 share options (the “Second Tranche”) were granted on March 15, 2022 and vested on April 1, 2023; 424,697 share options (the “Third Tranche”) were granted on May 5, 2023 and vested on April 1, 2024. The remaining shall vest on April 1, 2025 on the condition that specific performance target is achieved.

In November 2020, 842,000 share options with exercise price at USD 0.5697 per common share were issued to certain employees with service condition and specific performance target, among which 181,750 share options (the “First Tranche -A”), 173,002 share options (the “Second Tranche-A”), and 158,000 share options (the “Third Tranche-A”) were granted on April 15, 2021, April 15, 2022, and April 15, 2023, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 46,050 share options among the First Tranche-A has met the performance condition set forth in the grant agreements and vested on June 30, 2022. 57,250 share options among the Second Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2023. 83,400 share options among the Third Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2024.

In November 2020, 310,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 77,500 shares (the “First Tranche- B”), 77,500 shares (the “Second Tranche-B”), and 72,500 shares (the “Third Tranche-B”) were granted on April 15, 2021, April 15, 2022, and April 15, 2023, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 16,000 shares among the First Tranche-B has met the performance condition set forth in the grant agreements and vested on June 30, 2022, 24,750 shares among the Second Tranche-B has met the performance condition set forth in the grant agreements and vested on April 1, 2023 , and 43,250 shares among the Third Tranche - B has met the performance condition set forth in the grant agreements and vested on April 1, 2024.

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

In November 2023, 20,000 share options with exercise price at USD 0.48 per common share were issued with service condition and specific performance target, among which 5,000 shares (the “First Tranche-C”) were granted on November 1, 2023. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 5,000 shares among the First Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2024.

800,000 non-vested shares were granted to directors in November 2023, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months.

Other than the restricted shares issued in November 2020 and October 2022, the restricted shares were awarded with non-forfeitable dividend rights before vesting.

A summary of the share options activities for years ended December 31, 2021, 2022 and 2023:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2020	827,198	1.01	—	—
Granted	181,750	0.57	—	—
Exercised	(62,416)	0.58	—	—
Forfeited	(135,700)	0.57	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2021	810,832	1.02	—	—
Granted	797,700	0.99	—	—
Exercised	(53,538)	0.58	—	—
Forfeited	(178,252)	0.97	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2022	1,376,742	1.03	—	—
Granted	587,697	1.07	—	—
Exercised	(113,328)	0.58	—	—
Forfeited	(162,518)	0.57	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2023	1,688,593	1.12	—	—
Vested and expected to vest as of December 31, 2023	1,688,593	1.12	6.04	3,093
Exercisable as of December 31, 2023	1,025,496	1.15	5.82	1,747

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2023, was determined based on the closing price of the Company’s common shares on December 31, 2023.

Information relating to options outstanding and exercisable as of December 31, 2023 is as follows:

Options outstanding as of December 31, 2023			Options exercisable as of December 31, 2023
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
20,000	0.58	4.85	20,000	0.58	4.85
16,800	0.53	5.21	16,800	0.53	5.21
1,274,093	1.26	5.60	849,396	1.26	5.60
172,700	0.57	7.01	89,300	0.57	7.01
200,000	0.79	8.11	50,000	0.79	8.11
5,000	0.48	10.01
1,688,593	1.12	6.04	1,025,496	1.15	5.82

The Company calculated the fair value of the share options on the grant date, for the years ended December 31, 2021, 2022 and 2023, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended December 31,
	2021	2022	2023
Expected dividend yield	0%	0%	0%
Expected volatility	70%	67%	68%
Expected term	5.40	4.17/4.79/6.25	3.58/4.29/5.25
Risk-free interest rate (per annum)	0.90%	2.08%/2.78%/1.84%	3.57%/3.68%/4.68%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for share options for the year ended December 31, 2021, 2022 and 2023 is allocated to the following expense items:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	62,224	59,874	53,104
Research and development	6,944	4,785	—
Sales and marketing	6,806	35,546	53,133
General and administrative	476,435	935,582	1,443,900
Total share-based compensation expense	552,409	1,035,787	1,550,137

The weighted-average grant-date fair value of share options granted in 2021, 2022 and 2023 were USD 1.20, USD 0.31 and USD 0.46, respectively. The total intrinsic value of share options exercised by the Group’s employees during the years ended December 31, 2021, 2022 and 2023 were USD 58,268, USD 29,532 and USD 8,773, respectively.

As of December 31, 2023, RMB 593,891 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.75 years.

Non-vested shares

A summary of the non-vested shares activities for the year ended December 31, 2021, 2022 and 2023 is presented below:

		Weighted
		average
		grant
	Number	date fair
	of shares	value
		USD
Outstanding at December 31, 2020	603,088	0.955
Granted	77,500	1.545
Vested	(419,752)	1.112
Forfeited	(61,500)	1.545
Cancelled	—	—
Outstanding at December 31, 2021	199,336	0.671
Granted	350,500	0.841
Vested	(199,336)	0.671
Forfeited	(52,750)	0.615
Cancelled	—	—
Outstanding at December 31, 2022	297,750	0.881
Granted	872,500	0.467
Vested	(133,950)	0.851
Forfeited	(29,250)	0.925
Cancelled	—	—
Outstanding at December 31, 2023	1,007,050	0.525

The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was USD422,516, USD150,982 and USD76,300 respectively.

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended December 31, 2021, 2022 and 2023, the Company withheld 13,464, 6,148 and 19,004 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the years ended December 31, 2021, 2022 and 2023 is allocated to the following expense items:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	27,806	29,057	21,722
Research and development	3,692	—	—
Sales and marketing	11,741	40,655	63,321
General and administrative	444,324	354,256	1,432,861
Total share-based compensation expense	487,563	423,968	1,517,904

As of December 31, 2023, RMB 2,756,874 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 3.44 years.

(17)COMMON SHARES

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

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 1,080,549 ADSs and 1,124,626 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2022 and 2023 respectively.

(18)STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2022 and 2023, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,698,704 and RMB 25,698,704, respectively, which is restricted for distribution to the Company.

(19)RELATED PARTY TRANSACTIONS

(1) Purchase of equity interest from a Related Party

In 2023, we acquired 100% equity interests of Jinan Nuobi. The equity interest was transferred from Jun Zhang, the President and Director of the Company, and a consideration of RMB 0.5 million was paid in August, 2023.

(2) Purchase of IT System Consulting Service, Office Sharing Service and System Development and Data Services from an Affiliate Company

Huanqiuyimeng has purchased consulting services relating to IT system from an affiliate company, ApplySquare Education & Technology Co., Ltd. (“Applysquare”) in October 2021. The expense recorded for the year ended December 31, 2021 was RMB 50,913.

In October 2021, Huanqiuyimeng entered into an agreement for utilizing certain office space of ApplySquare with a term from October 16, 2021 to October 15, 2022. The total amount of the agreement was RMB1.2 million and expense of RMB 275,967 was recorded for the year ended December 31, 2021. In June 2022, Huanqiuyimeng entered into a supplementary agreement with Applysquare to increase the contract amount by RMB 22,000 for certain expense incurred. In September 2022, Huanqiuyimeng extended the above office space agreement for another year to October 15, 2023 and a total expense of RMB1,128,016 was recorded for the year ended December 31, 2022 in accordance with the above agreements. The office space agreement was terminated in March 2023 due to certain changes in operations. A total expense of RMB 236,960 was recorded for the year ended December 31, 2023.

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services. As of December 31, 2022, the system platforms are still under development and RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB 6.3 million due to cost optimization. RMB 1.8 million expense was recorded for the year ended December 31, 2023.

(3) Purchase of video services from an Affiliate Company

In September 2022, Huanqiuyimeng entered into an agreement with ATA Learning Inc., pursuant to which ATA Learning Inc. provided professional videography and production of video services to Huanqiuyimeng. The total amount of the agreement was USD10,000. Majority of the services were completed in December 2022 and expense of RMB 49,579 and RMB 21,248 was recorded accordingly for the years ended December 31, 2022 and 2023, respectively.

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

(20)COMMITMENTS AND CONTINGENCIES

Non-cancellable operating leases

As of December 31, 2023, operating lease commitments for property management expenses under lease agreements amounts to RMB 3,747,872.

Legal Proceedings

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to a lawsuit filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business. The Company was also listed as a defendant and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

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

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the International Commercial Court of the Supreme People’s Court. In accordance with Article 21 and Paragraph 1 of Article 39 of the Civil Procedure Law of the People’s Republic of China and Item 5 of Article 2 of the Provisions of the Supreme People’s Court on Several Issues Concerning the Establishment of International Commercial Courts, the Supreme People’s Court ruled that these two cases should be heard by the Second International Commercial Court of the Supreme People’s Court. As of the date of this annual report, these two cases are still under trial at the Second International Commercial Court of the Supreme People’s Court.

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

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs appealed such order to Beijing High People’s Court and Beijing High People’s Court later accepted such appeal. As of the date of this annual report, this case is still under trial at Beijing High People’s Court.

While the Company does not believe the allegations of the plaintiffs have any merit and intend to vigorously defend against these lawsuits, the Company is currently unable to evaluate the likelihood of favorable or unfavorable outcomes of such lawsuits. The amount of unfavorable outcomes, if any, cannot be reasonably estimated. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2023.

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

The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031. As of December 31, 2023, the Group has not made any capital contribution and has a remaining investment commitment of RMB30.0 million.

(21)EARNINGS (LOSSES) PER COMMON SHARE

Basic and diluted losses per common share are calculated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to ATA Creativity Global	(33,649,593)	(47,892,909)	(33,660,245)
Redeemable non-controlling interest redemption value accretion	(2,283,089)	—	—
Net loss available to common shareholders	(35,932,682)	(47,892,909)	(33,660,245)
Denominator:
Denominator for basic loss per share:
Weighted average common shares outstanding	62,748,095	62,753,840	62,789,811
Denominator for diluted loss per share	62,748,095	62,753,840	62,789,811
Basic loss per common share attributable to ATA Creativity Global	(0.57)	(0.76)	(0.54)
Diluted loss per common share attributable to ATA Creativity Global	(0.57)	(0.76)	(0.54)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted losses per share for the year ended December 31, 2021, 2022 and 2023, because their effect is anti-dilutive:

	Year ended December 31,
	2021	2022	2023
Shares issuable under restricted shares and share options	826,832	1,674,492	2,730,129

(22)ATA CREATIVITY GLOBAL (“PARENT COMPANY”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD
Cash and cash equivalents	1,098,896	1,068,177	150,450
Prepaid expenses and other current assets	4,252	4,272	602
Investments in subsidiaries	144,677,894	115,087,677	16,209,760
Total assets	145,781,042	116,160,126	16,360,812
Accrued expenses and other payables	2,681,709	3,122,258	439,761
Total liabilities	2,681,709	3,122,258	439,761
Common shares	4,720,147	4,730,128	666,225
Treasury shares	(8,626,894)	(8,201,046)	(1,155,093)
Additional paid in capital	542,058,092	545,222,465	76,792,978
Accumulated other comprehensive loss	(37,003,085)	(37,004,507)	(5,211,976)
Accumulated deficit	(358,048,927)	(391,709,172)	(55,171,083)
Total shareholders’ equity	143,099,333	113,037,868	15,921,051
Total liabilities and shareholders’ equity	145,781,042	116,160,126	16,360,812

Condensed Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cost of revenues	(90,029)	(88,930)	(74,827)	(10,539)
Operating expenses	(6,412,398)	(6,175,519)	(5,141,980)	(724,233)
Investment loss	(5,120,016)	(41,635,317)	(28,469,235)	(4,009,808)
Interest income	139	6,861	25,802	3,634
Foreign currency exchange losses, net	(45)	(4)	(5)	(1)
Loss before income taxes	(11,622,349)	(47,892,909)	(33,660,245)	(4,740,947)
Income tax expense	—	—	—	—
Net loss	(11,622,349)	(47,892,909)	(33,660,245)	(4,740,947)
Other comprehensive income (loss)	(135,125)	556,762	(1,422)	(200)
Comprehensive loss	(11,757,474)	(47,336,147)	(33,661,667)	(4,741,147)

Condensed Statements of Cash Flows

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,529,860)	(4,509,052)	(1,637,065)	(230,576)
Cash flows from investing activities:
Cash received from subsidiaries	4,113,412	3,159,503	2,546,883	358,721
Cash lent to subsidiaries	(9,692)	(101,614)	(1,437,720)	(202,499)
Net cash provided by investing activities	4,103,720	3,057,889	1,109,163	156,222
Cash flows from financing activities:
Cash received for exercise of share options	232,245	218,943	471,765	66,448
Net cash provided by financing activities	232,245	218,943	471,765	66,448
Effect of foreign exchange rate changes on cash	(57,011)	95,386	25,418	3,580
Net decrease in cash	(250,906)	(1,136,834)	(30,719)	(4,326)
Cash and cash equivalents at beginning of year	2,486,636	2,235,730	1,098,896	154,776
Cash and cash equivalents at end of year	2,235,730	1,098,896	1,068,177	150,450