Form 20-F
period 2024-12-31
ATA Creativity Global
filed 2025-04-10
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

63,995,782 common shares

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

☐  Yes    ☐  No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.
●	the “Company” refers to ATA Creativity Global, formerly known as ATA Inc.
●	“we,” “us,” “our company,” “our” and “ACG” refer to the Company and its subsidiaries, as the context requires.
●	the “VIE” refers to ATA Intelligent Learning (Beijing) Technology Limited, our variable interest entity based in China, and its subsidiary, as the context requires.
●	the “WFOE” refers to ATA Education Technology (Beijing) Limited, formerly known as ATA Testing Authority (Beijing) Limited.
●	“Huanqiuyimeng” refers to Beijing Huanqiuyimeng Education Consultation Corp.
●	“ATA Online” refers to ATA Online (Beijing) Education Technology Co., Ltd., which was a wholly owned subsidiary of us and was disposed of by us on August 16, 2018.
●	“ATA Online Business” refers to, collectively, ATA Online and its subsidiaries, ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, which were former subsidiaries of the Company incorporated under the laws of mainland China and holding companies of ATA Online, which we disposed of on August 16, 2018.
●	“China,” “Chinese” and “PRC” refer to the People’s Republic of China.
●	all references to “Renminbi” or “RMB” are to the legal currency of mainland China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
●	“PRC GAAP” refers to generally accepted accounting principles in mainland China.
●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.
●	“PRC subsidiary” means any direct and indirect subsidiary of the Company incorporated and domiciled in mainland China.
●	“credit hour” refers to the standard unit we use to measure educational credit for our portfolio training services (as defined below) and other educational services; each credit hour roughly equals one hour of time committed by our teachers in our portfolio training services and other educational services.

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2023 and 2024 and for each of the years in the three-year period ended December 31, 2024, and the related notes. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Global Market, or Nasdaq, under the symbol “AACG”.

We conduct our business primarily in China, and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “aim,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe that we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools and training organizations, junior art education and other educational services to our students. We have successfully helped thousands of students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries, among which quite some have gained entry into top art universities and colleges in such countries. While working on developing new international education-related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our service spectrum.

For the fiscal year ended December 31, 2024, we had 4,781 students enrolled, of which 58.7% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. Our net revenues were RMB206.8 million, RMB221.6 million and RMB268.1 million ($36.7 million) in the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through its PRC subsidiary Huanqiuyimeng and its subsidiaries. The Company, through its wholly owned subsidiary ACG International Group Limited, or ACGIGL, holds 69.04% of the equity interests of Huanqiuyimeng. The Company also has the power to direct activities of the VIE through the WFOE and consolidates the VIE into its consolidated financial statements under U.S. GAAP. As of the date of this annual report, the VIE has no business operations of its own, but holds 30.96% equity interests in Huanqiuyimeng, and 70% equity interests in Beijing Zhenwu Technology Development Co., Ltd., or Beijing Zhenwu, a PRC company established in August 2021 for the purpose of developing and marketing our project-based learning services in the form of short-term art courses but has no business operations as of the date of this annual report. Other than holding equity interests in Huanqiuyimeng and Beijing Zhenwu, the VIE also holds minority investments in two PRC companies. Notwithstanding the foregoing, as we are currently considering expanding our online courses and other services, for which an internet content provision license, or ICP license, may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required. The variable interest entity structure is a structure commonly used to provide contractual exposure to foreign investment in China-based companies where PRC law prohibits or restricts direct foreign investment in the related Chinese operating companies, and investors may never be able to directly hold equity interests in the VIE. This structure involves unique risks to investors, and PRC regulatory authorities could disallow our variable interest entity structure, which may result in a material change in our operations and/or value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.” for more detailed discussions.

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

In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations and overseas listing in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, issuing new regulations requiring Chinese companies conducting direct and indirect overseas securities offering and listing to complete filing procedure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are still new or evolving, it is highly uncertain what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact that such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business” and “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China.”

Our Corporate Structure

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through ACGIGL, a wholly owned subsidiary of the Company, and 30.96% of the equity interests of Huanqiuyimeng is owned by the VIE. We, through the WFOE, entered into a series of contractual arrangements with the VIE and its shareholders, including (i) powers of attorney under which we can exclusively exercise all rights of shareholders of the VIE; (ii) exclusive technical consulting and services agreement that allows us to have sole and exclusive right to provide specified technical and consulting services to the VIE and receive certain consulting fees from the VIE; (iii) call option and cooperation agreement and loan agreements that provide us with the option to purchase the equity interest in the VIE; and (iv) equity interest pledge agreements that guarantee the performance of the VIE and its shareholders’ obligations under the exclusive technical consulting and services agreement and the call option and cooperation agreement. Under U.S. GAAP, pursuant to such contractual arrangements, the Company has (i) the power, through the WFOE, to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the obligation to absorb the losses and the right to receive benefits of the VIE that could potentially be significant to the VIE. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. See “Item 4.A. History and Development of the Company — Our Consolidated Variable Interest Entity” and “Item 4.A. History and Development of the Company — Contractual Arrangements with the VIE”. However, these contractual arrangements may be less effective in providing operational control than direct ownership as the VIE’s shareholders may fail to perform their obligations under the contractual arrangements and we could incur substantial costs in enforcing these contractual arrangements if we are able to enforce these contractual arrangements at all. Our rights under such contractual arrangements have not been tested in a court of law, and we cannot assure you that a court would enforce our contractual rights. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations and rules, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

The following diagram illustrates the simplified corporate structure of us and the VIE as of the date of this annual report:

Notes:

(1)	ATA Creativity Global is the entity in which investors hold or can purchase their interest.
(2)	As of the date of this annual report, the VIE has no business operations of its own.
(3)	Beijing Zhenwu was established in August 2021 mainly for purposes of developing and marketing our project-based learning services in the form of short-term art courses and has no substantive business operations as of the date of this annual report.
(4)	We conduct our operations primarily through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly owned subsidiaries. As of April 3, 2025, Huanqiuyimeng has 11 directly or indirectly wholly owned subsidiaries.
(5)	Hefei Yimeng was established in June 2024 mainly to preserve the flexibility for potential local operations.

Government Regulations and Permissions

As of the date of this annual report, we believe that the Company, its subsidiaries and the VIE have received all requisite permissions and approvals from the PRC government authorities to operate their businesses in China and offer securities to foreign investors, and no permissions or approvals have been denied. We have obtained an opinion from Jincheng Tongda & Neal Law Firm, our PRC legal counsel, with respect to all permissions and approvals necessary to operate our businesses in China and offer securities to foreign investors. However, as PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, we may inadvertently conclude that certain permissions and approvals are not required, but the regulators do not take the same view as we do. Also, if applicable laws, regulations or interpretations change, the Company, its subsidiaries and the VIE may be required to obtain additional licenses or approvals. Moreover, there may be new rules, regulations, government interpretations or government policies in China to govern the businesses we currently operate. Such new rules, regulations, government interpretations or government policies may subject our business operations to additional license or filing requirements.

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

Our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, returning course and service fees collected, paying a multiple of the amount of returned course and/or service fees to regulators as a penalty, and/or ceasing operations, which could materially and adversely affect our business, results of operations, financial condition, and the value of our ADSs.

Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
Travel Agency Business License (see below for more detailed discussion)

None, but as of April 3, 2025, one of our subsidiaries Beijing Miusi International Education Consultation Co., Ltd. is in the process of applying for the travel agency business license for the purpose of preserving flexibility to conduct relevant travel agency-related business in the future.

Our PRC subsidiaries that engaged in research-based learning services without obtaining the travel agency business license may be subject to a non-compliance rectification order, confiscation of illegal income from such business, or fines, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs.

ICP license (see below for more detailed discussion)	The VIE

Our PRC subsidiaries delivering online courses services may be subject to a non-compliance rectification order, confiscation of illegal income from such business, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs.

Permissions and approvals that are not required as of the date of this annual report but we believe may be required in the future due to changes or passing of applicable laws, regulations, or interpretations

Filing with the CSRC under the Overseas Offering and Listing Measures (see below for more detailed discussion)	Not applicable

The PRC subsidiaries of the Company or the VIE may be subject to a non-compliance rectification order, warning letters, or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Cybersecurity review clearance (see below for more detailed discussion)	Not applicable

The Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant websites, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permissions and approvals	Holders of permissions and approvals	Consequences for not obtaining such permissions and approvals
Security Assessment of Cross-border Transfer of Personal Information/ Personal Information Protection Certification	Not applicable

The Company, its subsidiaries and the VIE may be subject to a non-compliance rectification order, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

Clearance under the Confidentiality Provisions (see below for more detailed discussion)	Not applicable

The Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties, and, if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

Potential Permissions and Approvals for Business Operations

Operating Permit for Private School

According to the Law for Promoting Private Education, as amended by the Standing Committee of the National People’s Congress of the PRC, or the NPC, on December 29, 2018 (the “Amended Private Education Law”), and the Amended Implementation Rules for the Law for Promoting Private Education promulgated by the State Council on April 7, 2021, which became effective on September 1, 2021 (the “Amended Implementation Rules”), private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools,” as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Opinion, which, among others, requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions, respectively; (ii) formulate standards for different categories of non-academic subjects; and (iii) conduct strict examination before granting any permission. As of the date of this annual report, in order to implement the Opinion, certain local government authorities, including some of the areas where we have training centers such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province, Liaoning Province and Beijing, have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Education of Guangdong Province issued a notice which provides that local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving non-academic subjects such as physical education, art, etc., in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Education of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which provides that, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for operating permit if meeting the standards provided in the Amended Private Education Law. On November 8, 2023, the Department of Education of Liaoning Province and other government authorities jointly issued the Management Measures for Non-academic After School Tutoring Institutions Targeting Primary and Secondary Middle School Students of Liaoning Province, which came into effect on December 1, 2023 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students and pre-school children aged three and above shall apply for operating permit from local education administration authorities at county level. On March 15, 2024, the Beijing Municipal Bureau of Culture and Tourism and the Beijing Municipal Commission of Education issued the Standards for the Establishment of Cultural and Artistic After School Tutoring Institutions in Beijing (Trial), which provides that a cultural and artistic after school tutoring institution that targets to provide training to primary and secondary middle school students and pre-school children aged three to six shall obtain the administrative license from the district level education administrative department for the establishment of offline cultural and artistic after school institutions. However, the interpretation of the foregoing laws, regulations, rules and guidance remain unclear in several respects at this time, and, especially, it is unclear if private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us are required to obtain private school operating permits or the approval for non-academic after-school tutoring institutions from local competent authorities. Since the related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits or other relevant approval from local competent authorities by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules.

To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits or approvals for non-academic after-school tutoring institutions from local competent authorities. As of the date of this annual report, one of our subsidiaries Qingdao Haili has obtained an operating permit for private school, but Qingdao Haili does not operate any of our training centers, and none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities. If we inadvertently conclude that such permissions are not required, but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, return course and service fees collected, pay a multiple of the amount of returned course and/or service fees to regulators as a penalty, and/or cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

Operating Permit for Travel-related Activity

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group throughout the whole tour. Regulations on Travel Agencies promulgated by the State Council, amended on November 29, 2020, and the Implementation Rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limited to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency that engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. On November 19, 2024, the General Office of the Ministry of Culture and Tourism issued the Notice on Promoting the Healthy Development of Travel Agency Research-based Tourism Business, providing that travel agencies shall choose qualified suppliers and partners and shall evaluate the service capabilities of the partners, which does not require our PRC subsidiaries to obtain travel agency permits. With respect to our research-based learning services, our PRC subsidiaries cooperate with third-party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which require them to obtain a travel agency permit. If we inadvertently conclude that such permissions are not required, but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines on such PRC subsidiaries. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

ICP license

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in 2011 and 2024, respectively. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition), the provision of information services falls in the restricted category, and the percentage of foreign ownership cannot exceed 50%. Since the outbreak of the COVID-19, we have shifted some of our offline courses to online courses and provided them to our students through online platforms of third-party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third-party online platforms. To date, our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license. However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do. If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to a non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license to preserve our flexibility to operate relevant business. If the ICP license is required in the future or we choose to provide information services through our own online platform, we will transfer relevant businesses to the VIE to comply with the compliance requirements. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

Security Assessment of Cross-border Transfer of Personal Information/Personal Information Protection Certification

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021, pursuant to which, personal information processors, who need to transfer personal information out of mainland China for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information across the border of mainland China, it shall inform the information owners of the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. On July 7, 2022, the Cyberspace Administration of China, or the CAC, issued the Measures on Security Assessment of the Cross-border Transfer of Data (the “Security Assessment Measures”), which took effect on September 1, 2022. On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flow (the “Cross-border Data Flow Provisions”), which took effect on the same date and shall supersede the provisions under the Security Assessment Measures and the Model Contract Provisions (as defined below) that are not consistent with those under the Cross-border Data Flow Provisions. In accordance with the Security Assessment Measures and the Cross-border Data Flow Provisions, the following cross-border transfers of important data or personal information generated from or collected in mainland China should be subject to a security assessment, which includes: (i) a critical information infrastructure operator to transfer personal information or important data; (ii) a data processor other than a critical information infrastructure operator to transfer important data overseas; (iii) a data processor other than a critical information infrastructure operator who has, since January 1 of the current year, transferred personal information of more than 1 million individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. On September 24, 2024, the State Council promulgated the Management Regulations on Network Data Security (the “Network Data Security Regulations”), which took effect on January 1, 2025, stipulating that where it is necessary to provide important data generated or collected by a network data processor during its operation within the territory of the PRC to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small. The data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Additionally, none of the Company, its subsidiaries or the VIE has received any notice from the national cyberspace authorities requiring them to conduct a security assessment. However, if the relevant laws, regulations or interpretations change in the future, and the Company, its subsidiaries and the VIE are subject to a security assessment, we will face uncertainty as to whether any required actions can be timely completed, or at all.

Under the Personal Information Protection Law, the Company, its subsidiaries and the VIE may meet the requirements by either completing personal information protection certification or entering into the standard contract formulated by the national cyberspace authorities, as the amount of personal information we or the VIE transfer across the border is relatively small.

On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Provisions on Model Contract for Cross-border Transfer of Personal Information (the “Model Contract Provisions”) with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provisions and the Cross-border Data Flow Provisions, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) a non-critical information infrastructure operator; (ii) a personal information processor who has, since January 1 of the current year, transferred personal information of more than 100,000 but less than one million individuals overseas cumulatively; and (iii) a personal information processor who has, since January 1 of the current year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct a personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within 10 days after the effective date of such model contract with the local competent authority. The Cross-border Data Flow Provisions provides exemptions, under which a data processor that transfers personal information overseas can be exempted from applying for a security assessment, completing personal information protection certification or entering into a standard contract for the outbound transfer of personal information. A data processor that transfer personal information overseas can be exempted when (i) it is necessary to provide personal information overseas to enter into or perform a contract to which the individual is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, flight and hotel booking, visa processing, examination services, etc.; (ii) it is necessary to provide personal information overseas for cross-border human resource management under the labor rules and regulations and any collective contract executed in accordance with the law; (iii) it is necessary to provide personal information overseas to protect the life, health, or property safety of natural persons under emergency circumstances; and (iv) a data processor, other than a critical information infrastructure operator, has cumulatively provided the personal information (excluding sensitive personal information) of less than 100,000 individuals overseas since January 1 of the current year. That said, a data processor that transfers personal information overseas shall fulfill its legal obligations, such as notifying the relevant individuals, obtaining the individuals’ separate consent, and completing a personal information protection impact assessment. The Network Data Security Regulations provides that a network data processor may transmit personal information abroad if it has completed a security assessment for data cross-border transmission or personal information protection certification or complied with the provisions in relation to model contract for cross-border transfer of personal information. As the foregoing rules were recently issued and the regulations are still evolving, we are still evaluating and monitoring whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues.

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

Potential Permissions and Approvals for Offering Securities to Foreign Investors

The Crackdown Opinion

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, or the Crackdown Opinions. The Crackdown Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Crackdown Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this annual report, we believe the permission and approval of the China Securities Regulatory Commission, or the CSRC, is not required for the Company, its subsidiaries and the VIE in connection with our listing on Nasdaq, but as the official guidance and interpretation of the Crackdown Opinions remain unclear in several respects at this time, we cannot assure you that the Company, its subsidiaries and the VIE will remain fully compliant with all regulatory requirements of the Crackdown Opinions or any future implementation rules on a timely basis, or at all. If the Company, its subsidiaries and the VIE are unable to obtain such permission or approval if required in the future, our securities may be delisted from Nasdaq and/or the value of our ADSs may significantly decline or become worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Filing with the CSRC under the Overseas Offering and Listing Measures

On February 17, 2023, the CSRC issued the Trail Implementation Management Measures of Overseas Offering and Listing by Domestic Companies (the “Overseas Offering and Listing Measures”), which came into effect on March 31, 2023, and provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and in the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Notice on Management and Arrangement of the Filing of Overseas Offering and Listing by Domestic Companies issued by CSRC on February 17, 2023 (the “Overseas Offering and Listing Notice”), an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the interpretations and implementation of the Overseas Offering and Listing Measures still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023. In addition, since the regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to a non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Cybersecurity Review

On December 28, 2021, the CAC published the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, pursuant to which, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange shall be subject to the cybersecurity review by the CAC. The Network Data Security Regulations stipulates that where a network data processor carries out network data processing activities that affect or may affect national security, it shall undergo a national security review in accordance with relevant national regulations. We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If the relevant laws, regulations or interpretations change in the future, and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant websites, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring us to go through the cybersecurity review by the CAC. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

Clearance under the Confidentiality Provisions

On February 24, 2023, the CSRC and other PRC governmental authorities issued Provisions on Strengthening the Relevant Confidentiality and Archives Management Work Relating to the Overseas Issuance of Securities and Listing of Domestic Enterprises (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Confidentiality Provisions. Domestic enterprises that provide or publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities and file with the competent confidentiality administrative authorities. Although the interpretation and implementation of the Confidentiality Provisions remain substantially uncertain, we tend to believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the foregoing approval or complete any of the foregoing procedures. However, if the relevant laws, regulations or interpretations change in the future, and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

The Company may transfer funds to ATA BVI and ACGIGL through capital contribution into or a shareholder loan to such subsidiaries, respectively. ATA BVI may transfer funds through capital contribution into or a shareholder loan to the WFOE. ACGIGL may transfer funds through capital contribution into or a shareholder loan to ATA Creativity Global (Hong Kong) Limited, or ACG HK, which is formerly known as Xing Wei Institute (HongKong) Limited, Huanqiuyimeng and Hefei Yimeng, respectively. The WFOE and Huanqiuyimeng may transfer funds to their respective subsidiaries through capital contribution into or a shareholder loan to them. The WFOE provides services including comprehensive business support, technical services, and consultancy, in exchange for service fees from the VIE. The WFOE may also provide loans to the VIE, subject to statutory limits and restrictions. In addition, the VIE may also receive dividends from its subsidiaries or investing companies, including Huanqiuyimeng, Beijing Zhenwu, and others.

As of the date hereof, we have not installed written cash management policies that dictate how funds are transferred between us, our subsidiaries, the VIE or investors. However, we have established internal controls and procedures for cash flows within our organization during daily operations, under which each transfer of cash between the Company, our subsidiaries, the VIE or investors is subject to a stringent internal approval process.

The following diagram illustrates the typical fund flow through our organization (including the VIE).

ATA Creativity Global (the "Company") (Cayman Islands)
Capital Contribution/ Loans
100%
Dividends/ Distributions
ATA Testing Authority (Holdings) Limited ("ATA BVI") (British Virgin Islands)
Capital Contribution/ Loans
100%
Dividends/ Distributions
ACG International Group Limited ("ACGIGL") (British Virgin Islands)
Capital Contribution/ Loans
100%
Dividends/ Distributions
Capital Contribution/ Loans
100%
Dividends/ Distributions
ATA Creativity Global (Hong Kong) Limited ("ACG HK") (Hong Kong)
Offshore
Onshore
ATA Education Technology (Beijing) Limited (the "WFOE") (PRC)
Capital Contribution/ Loans
Dividends/ Distributions
Capital Contribution/ Loans
Loans
Contractual Arrangements
Service Fees
Hefei Yimeng Education Consultation Co., Ltd. ("Hefei Yimeng") (PRC)
69.0417%
ATA Intelligent Learning (Beijing) Technology Limited (the "VIE") (PRC)
Capital Contribution/ Loans
70%
Dividends/ Distributions
Capital Contribution/ Loans
Dividends/ Distributions
30.9583%
Beijing Zhenwu Technology Development Co., Ltd. ("Beijing Zhenwu") (PRC)
Beijing Huanqiuyimeng Education Consultation Corp. ("Huanqiuyimeng") (PRC)

Cash Flow and Assets Transfer Between the Company, Its Subsidiaries, and the VIE

The Company received RMB3.2 million from subsidiaries of the Company and paid RMB0.1 million to subsidiaries of the Company, respectively, for the year ended December 31, 2022. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2022. The Company received RMB2.5 million from subsidiaries of the Company and paid RMB1.4 million to subsidiaries of the Company, respectively, for the year ended December 31, 2023. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2023. The Company received RMB9.9 million from subsidiaries of the Company and paid RMB2.5 million to subsidiaries of the Company, respectively, for the year ended December 31, 2024. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2024.

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

For the years ended December 31, 2022, 2023 and 2024 due to the fact that the VIE did not provide material services, the VIE did not generate material cash inflows from the delivery of services, and its cash inflows were provided via capital contribution of the nominee shareholders and loan arrangement from subsidiaries of the Company, except for the cash inflow of RMB4,236 resulting from sales of online courses. For the years ended December 31, 2022, 2023 and 2024, the VIE borrowed RMB0.8 million, RMB1.1 million and RMB1.6 million from subsidiaries of the Company, respectively. The VIE repaid nil to subsidiaries of the Company during each of the years ended December 31, 2022, 2023 and 2024. See line items of “Cash flows from investing activities – Cash paid to inter-companies/Cash received from inter-companies” and “Cash flows from financing activities – Cash received from inter-companies/Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2022, 2023 and 2024. As of December 31, 2024, the outstanding payables due from the VIE to subsidiaries of the Company were RMB66.2 million, which was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2024. These cash flows were classified as investing activities of subsidiaries of the Company and financing activities of the VIE, respectively.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company, or “new nominee shareholder”) and paid back the entire RMB5.0 million loan to the WFOE. The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2024, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB45.0 million and RMB5.0 million, respectively, were recorded as the receivables due from related parties for the VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2024.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2022, 2023 and 2024.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

The Company’s subsidiaries and the VIE did not make any dividends or distributions to the Company in the fiscal years ended December 31, 2022, 2023 and 2024. If any dividend is paid by our PRC subsidiaries to the Company in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.” If any payment is made from the VIE to the WFOE pursuant to the contractual arrangements between them, such payments will be subject to PRC taxes, including business taxes and value-added tax, or VAT.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

The Company did not make any dividends or distributions to its shareholders in the fiscal years ended December 31, 2022, 2023 and 2024. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses

We face various restrictions and limitations that impact our ability to transfer cash between our entities, across borders and to U.S. investors, and our ability to distribute earnings from our business, including our subsidiaries and/or the VIE, to the Company and U.S. investors, as well as the ability to settle amounts owed under the VIE Agreements.

●	The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted primarily through its PRC subsidiary Huanqiuyimeng and its subsidiaries and may elect to provide such services through the VIE in the future. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to fund operations not carried through our PRC subsidiaries or the VIE, pay dividends to its shareholders, or service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our PRC subsidiaries or the VIE incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to the Company. If any of our PRC subsidiaries or the VIE is unable to receive all or the majority of the revenues from their operations, we may be unable to pay dividends on our ADSs or common shares.
●	Due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIE by the PRC government under PRC laws and regulations, to the extent cash is located in mainland China or within an entity domiciled in mainland China and may need to be used to fund our operations outside of mainland China, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our revenue is or will be received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from or filing with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders or repay our loans. See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing” and “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”

●	PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in mainland China, up to the amount of net assets held in each operating subsidiary. See “Item 3.D. Risk Factors — Summary of Risk Factors — Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”
●	Due to various requirements imposed by PRC laws and regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIE may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIE or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIE, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3.D. Risk Factors — Summary of Risk Factors — PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy” and “Item 3.D. Risk factors — Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”
●	If the Company is considered a PRC tax resident enterprise for tax purposes (we do not currently consider the Company to be a PRC resident enterprise), any dividends that the Company pays to its overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3.D. Risk Factors — Summary of Risk Factors — We may be classified as a ‘resident enterprise’ of China, which may result in unfavorable tax consequences to us and the investors,” “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.”
●	In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to VIE Agreements, and the VIE Agreements with the VIE and its shareholders may not be as effective as direct ownership in providing us with control over the VIE. The uncertainty with respect to the validity and enforceability of the VIE Agreements may limit our ability to settle amounts owed under the VIE Agreements. See “Item 3.D. Risk Factors — Risks Relating to Our Corporate Structure.”

VIE Consolidation Schedule

The following tables present the Company’s condensed consolidating schedule depicting the consolidated statements of comprehensive income (loss) for the fiscal years ended December 31, 2022, 2023 and 2024 of the Company, its subsidiaries, the VIE, and the corresponding eliminating adjustments separately.

	Year Ended December 31,
	2024
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	268,055,926	4,236	—		268,060,162
Cost and expenses:
Cost of revenues	146,109	126,649,100	—	—		126,795,209
Operating expenses	6,750,893	176,165,735	1,567,412	—		184,484,040
Total cost and expenses	6,897,002	302,814,835	1,567,412	—		311,279,249
Other operating income, net	—	174,931	—	—		174,931
Loss from operations	(6,897,002)	(34,583,978)	(1,563,176)	—		(43,044,156)
Other income	33,082	949,333	331	—		982,746
Investment loss	(29,233,857)	(438,153)	(6,465,269)	35,699,126	(1)	(438,153)
Loss before income taxes	(36,097,777)	(34,072,798)	(8,028,114)	35,699,126		(42,499,563)
Income tax benefit	—	(6,401,691)	—	—		(6,401,691)
Net loss	(36,097,777)	(27,671,107)	(8,028,114)	35,699,126		(36,097,872)
Net loss attributable to non-controlling interests	—	(6,465,269)	(95)	6,465,269	(1)	(95)
Net loss attributable to ATA Creativity Global	(36,097,777)	(21,205,838)	(8,028,019)	29,233,857		(36,097,777)

	Year Ended December 31,
	2023
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	221,618,968	—	—		221,618,968
Cost and expenses:
Cost of revenues	74,827	106,886,932	—	—		106,961,759
Operating expenses	5,141,980	150,202,984	839,014	—		156,183,978
Total cost and expenses	5,216,807	257,089,916	839,014	—		263,145,737
Other operating income, net	—	30,865	—	—		30,865
Loss from operations	(5,216,807)	(35,440,083)	(839,014)	—		(41,495,904)
Other income	25,797	947,489	368	—		973,654
Investment loss	(28,469,235)	—	(6,776,600)	35,245,835	(1)	—
Loss before income taxes	(33,660,245)	(34,492,594)	(7,615,246)	35,245,835		(40,522,250)
Income tax benefit	—	(6,811,709)	—	—		(6,811,709)
Net loss	(33,660,245)	(27,680,885)	(7,615,246)	35,245,835		(33,710,541)
Net loss attributable to non-controlling interests	—	(6,825,164)	(1,732)	6,776,600	(1)	(50,296)
Net loss attributable to ATA Creativity Global	(33,660,245)	(20,855,721)	(7,613,514)	28,469,235		(33,660,245)

	Year Ended December 31,
	2022
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	206,820,874	—	—		206,820,874
Cost and expenses:
Cost of revenues	88,930	104,226,926	—	—		104,315,856
Operating expenses	6,175,519	152,050,480	882,098	—		159,108,097
Total cost and expenses	6,264,449	256,277,406	882,098	—		263,423,953
Other operating income, net	—	16,515	—	—		16,515
Loss from operations	(6,264,449)	(49,440,017)	(882,098)	—		(56,586,564)
Other income	6,857	754,982	483	—		762,322
Investment loss	(41,635,317)	—	(6,942,500)	48,577,817	(1)	—
Gain on deconsolidation of subsidiaries and others, net	—	1,308,627	—	—		1,308,627
Loss before income taxes	(47,892,909)	(47,376,408)	(7,824,115)	48,577,817		(54,515,615)
Income tax benefit	—	(5,921,384)	—	—		(5,921,384)
Net loss	(47,892,909)	(41,455,024)	(7,824,115)	48,577,817		(48,594,231)
Net loss attributable to non-controlling interests	—	(7,636,896)	(6,926)	6,942,500	(1)	(701,322)
Net loss attributable to ATA Creativity Global	(47,892,909)	(33,818,128)	(7,817,189)	41,635,317		(47,892,909)
(1)

To eliminate the investment income or loss recognized in the Company derived from earnings or losses picked up from its subsidiaries and the VIE, as well as the investment loss recorded in the VIE with the net loss attributable to the VIE as non-controlling interests recorded in the subsidiaries of the Company.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2023 and 2024 of the Company, its subsidiaries, the VIE and corresponding eliminating adjustments separately.

	December 31, 2024
		Subsidiaries
		of the				Elimination
	The Company	Company		VIE		adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	4,608,462	31,554,745		360,788		—		36,523,995
Accounts receivable, net	—	2,712,845		—		—		2,712,845
Prepaid expenses and other current assets	4,336	27,398,498		—		—		27,402,834
Inter-company receivables	—	66,217,253	(1)	—		(66,217,253)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	4,612,798	177,883,341		360,788		(116,217,253)		66,639,674
Non-current assets:
Other non-current assets	—	155,988,099		10,000		—		155,998,099
Goodwill	—	196,289,492		—		—		196,289,492
Long-term investments	78,329,251	38,000,000		42,537,827		(120,867,078)	(3)	38,000,000
Total non-current assets	78,329,251	390,277,591		42,547,827		(120,867,078)		390,287,591
Total assets	82,942,049	568,160,932		42,908,615		(237,084,331)		456,927,265

LIABILITIES
Current liabilities:
Accrued expenses and other payables	3,231,601	53,023,439		117,920		—		56,372,960
Deferred revenues and other current liabilities	—	298,122,449		—		—		298,122,449
Inter-company payables	—	—		66,217,253	(1)	(66,217,253)	(1)	—
Total current liabilities	3,231,601	351,145,888		66,335,173		(66,217,253)		354,495,409
Total non-current liabilities	—	22,785,664		—		—		22,785,664
Total liabilities	3,231,601	373,931,552		66,335,173		(66,217,253)		377,281,073

Shareholders’ equity:
Common shares	4,755,623	—		—		—		4,755,623
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2)(3)	—
Treasury shares	(8,201,046)	—		—		—	(3)	(8,201,046)
Additional paid-in capital	547,915,003	(120,348,733)		—		120,348,733	(3)	547,915,003
Accumulated other comprehensive loss	(36,952,183)	58,457,737		—		(58,457,737)	(3)	(36,952,183)
Retained earnings (accumulated deficits)	(427,806,949)	197,597,748		(73,362,302)		(124,235,446)	(3)	(427,806,949)
Non-controlling interests	—	42,537,828		(64,256)		(42,537,828)	(3)	(64,256)
Total shareholders’ equity	79,710,448	194,229,380		(23,426,558)		(170,867,078)		79,646,192
Total liabilities and shareholders’ equity	82,942,049	568,160,932		42,908,615		(237,084,331)		456,927,265

	December 31, 2023
		Subsidiaries
		of the				Elimination
	The Company	Company		VIE		adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	1,068,177	58,841,837		257,218		—		60,167,232
Accounts receivable, net	—	2,235,490		—		—		2,235,490
Prepaid expenses and other current assets	4,272	8,031,305		6,592		—		8,042,169
Inter-company receivables	—	64,617,353	(1)	—		(64,617,353)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	1,072,449	183,725,985		263,810		(114,617,353)		70,444,891
Non-current assets:
Other non-current assets	—	144,192,170		12,590		—		144,204,760
Goodwill	—	196,289,492		—		—		196,289,492
Long-term investments	115,087,677	38,000,000		49,003,096		(164,090,773)	(3)	38,000,000
Total non-current assets	115,087,677	378,481,662		49,015,686		(164,090,773)		378,494,252
Total assets	116,160,126	562,207,647		49,279,496		(278,708,126)		448,939,143

LIABILITIES
Current liabilities:
Accrued expenses and other payables	3,122,258	45,963,258		60,587		—		49,146,103
Deferred revenues and other current liabilities	—	265,256,398		—		—		265,256,398
Inter-company payables	—	—		64,617,353	(1)	(64,617,353)	(1)	—
Total current liabilities	3,122,258	311,219,656		64,677,940		(64,617,353)		314,402,501
Total non-current liabilities	—	21,562,935		—		—		21,562,935
Total liabilities	3,122,258	332,782,591		64,677,940		(64,617,353)		335,965,436

Shareholders’ equity:
Common shares	4,730,128	—		—		—		4,730,128
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2)(3)	—
Treasury shares	(8,201,046)	—		—		—	(3)	(8,201,046)
Additional paid-in capital	545,222,465	(120,348,733)		—		120,348,733	(3)	545,222,465
Accumulated other comprehensive loss	(37,004,507)	45,917,853		—		(45,917,853)	(3)	(37,004,507)
Retained earnings (accumulated deficits)	(391,709,172)	238,868,040		(65,334,283)		(173,533,757)	(3)	(391,709,172)
Non-controlling interests	—	49,003,096		(64,161)		(49,003,096)	(3)	(64,161)
Total shareholders’ equity	113,037,868	229,425,056		(15,398,444)		(214,090,773)		112,973,707
Total liabilities and shareholders’ equity	116,160,126	562,207,647		49,279,496		(278,708,126)		448,939,143
(1)	To eliminate the amounts related to the loans provided by subsidiaries of the Company to the VIE.
(2)	To eliminate the loans that the WFOE provided to Mr. Xiaofeng Ma and Mr. Jun Zhang as capital contribution (common shares) into the VIE.
(3)	To eliminate the Company’s equity pick-up from subsidiaries or the VIE under respective equity accounts with corresponding long-term investment balances of the subsidiaries or the VIE.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2022, 2023 and 2024 of the Company, its subsidiaries, the VIE, and corresponding eliminating adjustments separately.

	Year Ended December 31,
	2024
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net cash provided by (used in) operating activities	(3,887,093)	2,038,353	(1,496,430)	—		(3,345,170)
Cash flows from investing activities:
Cash received from inter-companies	9,934,336	—	—	(9,934,336)		—
Cash paid to inter-companies	(2,540,662)	(1,600,000)	—	4,140,662		—
Cash paid for property and equipment	—	(20,024,903)	—	—		(20,024,903)
Other cash movements	—	(231,826)	—	—		(231,826)
Net cash provided by (used in) investing activities	7,393,674	(21,856,729)	—	(5,793,674)	(2)	(20,256,729)
Cash flows from financing activities:
Cash received from inter-companies	—	2,540,662	1,600,000	(4,140,662)		—
Cash paid to inter-companies	—	(9,934,336)	—	9,934,336		—
Other cash movements	—	(93,699)	—	—		(93,699)
Net cash provided by (used in) financing activities	—	(7,487,373)	1,600,000	5,793,674	(2)	(93,699)
Effect of foreign currency exchange rate changes on cash	33,704	18,657	—	—		52,361
Net increase (decrease) in cash and cash equivalents	3,540,285	(27,287,092)	103,570	—		(23,643,237)
Cash and cash equivalents at the beginning of the year	1,068,177	58,841,837	257,218	—		60,167,232
Cash and cash equivalents at the end of the year	4,608,462	31,554,745	360,788	—		36,523,995

	Year Ended December 31,
	2023
		Subsidiaries
	The	of the			Elimination
	Company	Company		VIE	adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash provided by (used in) operating activities	(1,637,065)	11,341,202		(952,664)	—		8,751,473
Cash flows from investing activities:
Payment for acquisition of a subsidiary, less cash acquired	—	(417,376)		—	—		(417,376)
Cash received from inter-companies	2,546,883	—	(1)	—	(2,546,883)		—
Cash paid to inter-companies	(1,437,720)	(1,050,000)		—	2,487,720		—
Cash paid for property and equipment	—	(2,240,101)		—	—		(2,240,101)
Other cash movements	—	(1,309,009)		—	—		(1,309,009)
Net cash provided by (used in) investing activities	1,109,163	(5,016,486)		—	(59,163)	(2)	(3,966,486)
Cash flows from financing activities:
Cash received from inter-companies	—	1,437,720		1,050,000	(2,487,720)		—
Cash paid to inter-companies	—	(2,546,883)	(1)	—	2,546,883		—
Other cash movements	471,765	(68,326)		—	—		403,439
Net cash provided by (used in) financing activities	471,765	(1,177,489)		1,050,000	59,163	(2)	403,439
Effect of foreign currency exchange rate changes on cash	25,418	(26,811)		—	—		(1,393)
Net increase (decrease) in cash and cash equivalents	(30,719)	5,120,416		97,336	—		5,187,033
Cash and cash equivalents at the beginning of the year	1,098,896	53,721,421		159,882	—		54,980,199
Cash and cash equivalents at the end of the year	1,068,177	58,841,837		257,218	—		60,167,232

	Year Ended December 31,
	2022
		Subsidiaries
	The	of the		Elimination
	Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net cash used in operating activities	(4,509,052)	(9,243,485)	(861,350)	—		(14,613,887)
Cash flows from investing activities:
Cash received from inter-companies	3,159,503	—	—	(3,159,503)		—
Cash paid to inter-companies	(101,614)	(830,186)	—	931,800		—
Cash paid for property and equipment	—	(1,618,338)	—	—		(1,618,338)
Other cash movements	—	(871,765)	—	—		(871,765)
Net cash provided by (used in) investing activities	3,057,889	(3,320,289)	—	(2,227,703)	(2)	(2,490,103)
Cash flows from financing activities:
Cash received from inter-companies	—	101,614	830,186	(931,800)		—
Cash paid to inter-companies	—	(3,159,503)	—	3,159,503		—
Other cash movements	218,943	(30,731)	—	—		188,212
Net cash provided by (used in) financing activities	218,943	(3,088,620)	830,186	2,227,703	(2)	188,212
Effect of foreign currency exchange rate changes on cash	95,386	461,230	—	—		556,616
Net decrease in cash and cash equivalents	(1,136,834)	(15,191,164)	(31,164)	—		(16,359,162)
Cash and cash equivalents at the beginning of the year	2,235,730	68,912,585	191,046	—		71,339,361
Cash and cash equivalents at the end of the year	1,098,896	53,721,421	159,882	—		54,980,199
(1)

For the fiscal year ended December 31, 2023, ATA BVI, a subsidiary of the Company, received RMB3.6 million of repayment of loans from its subsidiaries. These transactions were eliminated as intercompany transactions upon preparation of the consolidated information presented under the column of “Subsidiaries of the Company.”

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

Effect of Holding Foreign Companies Accountable Act and Related SEC Rules

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was enacted, according to which, among others, if the U.S. Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or PCAOB, for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of positions taken by PRC authorities in those jurisdictions. Because our former auditor KPMG Huazhen LLP, or KPMG, who issued our audit report for the fiscal year ended December 31, 2021, is located in mainland China, it was subject to such PCAOB determination. Following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021, on May 26, 2022, the Company was identified on SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa). On August 26, 2022, the CSRC, the Ministry of Finance of China, or MOF, and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Statement of Protocol disclosed by the PCAOB, the PCAOB shall have sole discretion to select any issuer audits for inspection or investigation in addition to other provisions that are intended to provide the PCAOB with complete access. The SEC also indicated in its fact sheet regarding the Protocol that the PCAOB may transfer information to the SEC for all SEC purposes, including administrative or civil enforcement actions.

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

Substantially all of our assets are located outside the United States. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, and Ruobai Sima, our Chief Financial Officer, are located in mainland China, and Andrew Y Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or these individuals, to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws, or to enforce against us, the VIE or our directors and executive officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Item 3.D. Risk factors — Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.”

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

Conyers, Dill & Pearman, our counsel as to Cayman Islands law, and Jincheng Tongda & Neal Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China would, respectively, (i) recognize or enforce judgments of the United States courts obtained against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers, Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty), or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon, provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Summary of Risk Factors

Investing in our ADSs may expose you to a number of risks, including risks relating to our business, risks relating to regulations of our business, risks relating to doing business in the People’s Republic of China, risks relating to our corporate structure and risks relating to our ADSs. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, which contains a more thorough description of risks relating to investing in us.

Risks Relating to Our Business

●	We may not be able to generate sufficient net income from our business operations to sustain our continued expansion.
●	Failure to develop or market our businesses could impact our competitive position.
●	If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, we may experience a decrease in revenues.
●	If we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline.
●	If we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality.
●	If we fail to build, maintain and enhance the value of our brand, our business may not grow.
●	If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.
●	Any deterioration in our relationships with overseas schools and institutions may adversely affect our business.
●	Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts may discourage more students from studying outside of China, which could cause declines in the student enrollment for our courses.
●	We depend on our senior management team and other key personnel, and our business may be severely disrupted if we lose their services and are unable to replace them.
●	Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Risks Relating to Regulations of Our Business

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

●	We may be classified as a “resident enterprise” of China, which may result in unfavorable tax consequences to us and the investors. See “— Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”
●	PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy. See “— Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”
●	As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.
●	Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.

Risks Relating to Doing Business in the People’s Republic of China

●	China’s economic, political and social conditions, as well as changes in any laws and regulations could adversely affect our financial performance. See “— Risks Relating to Doing Business in the People’s Republic of China — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance” for a more detailed discussion.
●	The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice. See “— Risks Relating to Doing Business in the People’s Republic of China — The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice” for a more detailed discussion.
●	PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, which may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See “— Risks Relating to Doing Business in the People’s Republic of China — PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, and any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” for a more detailed discussion.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

●	Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing. See “— Risks Relating to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”
●	Fluctuations in exchange rates could result in foreign currency exchange losses.
●	The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.

Risks Relating to Our Corporate Structure

●	The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. See “— Risks Relating to Our Corporate Structure — The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations” for a more detailed discussion.
●	We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may be less effective than direct ownership. See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements” for a more detailed discussion.
●	The shareholders of the VIE may have conflicts of interest with us and may breach the existing contractual arrangements we have with them and the VIE. See “— Risks Relating to Our Corporate Structure — The shareholders of the VIE may have conflicts of interest with us, which may materially and adversely affect our business. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively direct activities of the VIE and receive economic benefits from the VIE. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings” for a more detailed discussion.
●	Contractual arrangements relating to the VIE may be subject to scrutiny by the PRC tax authorities.

Risks Relating to Our ADSs

●	Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	Our ADSs may be delisted as a result of our failure to meet the Nasdaq continued listing requirements.
●	The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American Depositary Receipts, or ADRs, and the procedures established by the depositary.

●	The Company is not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.
●	Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable. See “— Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable” for a more detailed discussion.

Risks Relating to Our Business

Failure to develop or market our businesses could impact our competitive position and have an adverse effect on our financial results.

Our operating results in the future will depend on our ability to develop our businesses, including our creative arts-related international education services and other services, and bring those services to the market. This ability could be adversely affected by difficulties or delays in product development and marketing such as greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, lack of demand, insufficient intellectual property protection, or lack of market acceptance of our new products and services. There can be no assurance that any of the products and services we are currently developing or marketing, or begin to develop or market in the future, will achieve substantial commercial success. If we fail to develop or market our businesses in the way or on the timeline as we expect, or at all, our growth and financial results will be adversely impacted.

If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, our revenue growth may slow down, or we may experience a decrease in revenues.

Currently, we are focused on providing creative arts related international education services to high school and undergraduate students. We cannot assure you that a market decline will not happen. A decline in the demand for creative arts-related international education services by high school and undergraduate students could negatively affect the demand for our services. Even if the demand for our creative arts-related international education services continues to grow, this demand may not grow as quickly as we anticipate. If market acceptance of our creative arts-related international education services declines or fails to grow, our revenue growth may slow down, or we may experience a decrease in revenues.

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

We depend on our dedicated and capable teachers, and if we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality, and our brand, business and results of operation may be materially and adversely affected.

Our teachers are critical for maintaining our service quality, our brand and reputation. It is critical for us to continue to attract qualified teachers who have the relevant art background, professional skills, excellent communication skills and commitment and dedication to creative arts related international education services. We also need to hire teachers who are capable of delivering innovative and inspirational instruction to students. The number of teachers that meet our qualifications is limited, and we must provide competitive compensation packages to attract and retain such qualified teachers. We also face increasing competition from our competitors for teachers with good reputations and excellent teaching skills. If we fail to hire and retain qualified teachers, we may not be able to maintain consistent teaching quality and our brand, business and operating results may be materially and adversely affected. Additionally, our teachers may join our competitors or set up competing businesses after they discontinue their relationship with us, which could further adversely affect our operating results.

Around 15% of our teachers are our full-time employees, who contributed around 51% of our total credit hours delivered for fiscal year ended December 31, 2024, and the rest are academics from universities and colleges or designers of private studios within their respective specializations who typically work for us on a part-time basis. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary school teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

If we fail to build, maintain and enhance the value of our brand, our business may not grow and our financial results may be adversely impacted.

We believe that market awareness of our “ACG” brand is important to the success of our creative arts-related international education businesses, and that maintaining and enhancing the value of our brand is critical to increase our competitive advantage. Our brand promotion initiatives primarily include cooperating with overseas study counselling agents, language test preparation institutions and other similar sales channels to enhance our brand awareness among students of such sales channels, advertising our brand on the mainstream online search engines and social media platforms, participating in educational seminars, art workshops and on-campus events to give free speeches and lectures in order to introduce and promote our brand name, and periodically participating in and hosting educational expositions and other community events to distribute information brochures and promote our brand name.

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

If we fail to build, maintain and enhance the value of our brand, or if we incur excessive sales and marketing expenses, our ability to attract new students could be adversely impacted, and our business and results of operations may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our training center network may materially and adversely affect our brand, business and operating results.

We have established 20 training centers in China as of April 3, 2025. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Many factors may affect our gross and net margins. For example, in the portfolio training industry, offline one-on-one classes and small-sized classes are the most prevalent types of class format. Currently, the vast majority of our portfolio training courses are delivered through offline one-on-one classes, while only a small amount of our portfolio training courses is delivered through small-sized classes, generally with three to five students in each class, or through the online platform. Although our offline one-on-one classes are profitable, they are marginally less profitable on average than small-sized classes and online classes. Currently, we are concentrating on developing and expanding our small-sized class model and online–merge–offline model and reducing the cost of our offline one-on-one classes. If we fail to do so, we may not be able to effectively improve our margins, which may adversely affect our business and operating results.

If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share, and our business could be adversely affected.

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

We have business collaborations with various overseas schools and institutions to provide education resources for our creative arts-related international educational programs. We derive direct benefits from these relationships, such as the ability to provide more professional and effective overseas study counselling services, deliver our portfolio training programs abroad in cooperation with local art training institutions, offer more diverse programs and courses, such as our summer and winter camps for our research-based learning programs, and charge a premium for the services we offer with these overseas schools and institutions. We also derive indirect benefits from these relationships, including the enhancement of our brand and reputation and exposure to international education methods and experiences.

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

Our offices and training centers are mainly located on leased premises. The lease terms generally range from one to five years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rents, failure to pass fire inspection or to comply with the relevant fire safety regulations or other requirements for training places of after school tutoring institutions stipulated by local regulations in certain locations and the early termination of lease agreements. Our lease agreements are governed by applicable PRC laws and regulations and may be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of a lease agreement, in practice.

If any of our use of a leased premise is challenged by the relevant government authorities for the lack of a fire inspection, we may be subject to fines or rectifications, and we may need to relocate the affected training centers. We will incur additional expenses relating to such relocation. If we fail to find a suitable replacement site in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

We may face challenges and risks in connection with our strategic investments and acquisitions as well as forming joint ventures, including producing the intended benefits or synergies, identifying suitable opportunities and integrating acquired or new businesses and assets with our existing operations, which could interrupt our business operations or adversely affect our results of operations.

As part of our business strategy, we previously made strategic investments and acquisitions in complementary businesses. For example, we have made some equity investments in the past, and most of them have been fully impaired. We cannot assure you that any particular acquisition or investment will produce the intended benefits or synergies.

Currently, we are still exploring potential merger and acquisition targets in the international education sector. In addition, we may also seek to broaden our service offerings in other business sectors, obtain additional students and strengthen our service quality by acquiring other companies or businesses or making strategic investments. However, our ability to implement our acquisition or investment strategies will depend on a number of factors, including the availability of suitable acquisition candidates at an acceptable cost or at all, our ability to compete effectively to attract and reach agreements with acquisition or investment candidates or joint venture partners on commercially reasonable terms, and the availability of financing to complete acquisitions or investment or joint ventures, as well as our ability to obtain any required government approvals or licenses. As such, the identification of suitable acquisition or investment targets or joint venture candidates and the consummation of proposed acquisition, investment or joint venture transactions could be difficult, time consuming and costly, and we may not be able to successfully capitalize on identified opportunities. In addition, we may not be successful in integrating acquisitions with our existing operations and personnel. Moreover, the acquisitions or investments we pursue may require us to expend significant management and other resources, which may result in interruptions to our business operations.

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

We depend on our senior management team and other key personnel, and our business may be severely disrupted if we lose their services and are unable to replace them.

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

Our copyrights, trademarks, trade secrets, patents and other intellectual property are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trademark, patent, and copyright law, trade secret protection and confidentiality agreements with our employees, students, business partners and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common and widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of the PRC legal system and potential difficulties in enforcing a court judgment in mainland China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.

We cannot assure you that our business operations, in particular, our trademarks, software, know-how and other technologies, do not or will not infringe upon trademarks, valid copyrights, patents or other intellectual property rights held by third parties. We may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we were found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses, and may be forced to divert management and other resources from our business operations, to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims against us may result in substantial monetary liabilities or may materially disrupt the conduct of our business by restricting or prohibiting our use of the intellectual property in question.

We may need additional capital, and any failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our product and service offerings to respond to market demands or competitive challenges.

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

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. According to the National Bureau of Statistics of China, the changes in China’s consumer price index was 2.0%, 0.2% and 0.2% in the years 2022, 2023 and 2024. China’s overall economy and the average wage in China are expected to continue to grow. As a result, the average wage level for our employees and part-time teachers has also increased in recent years. Future increases in China’s inflation and material increases in the cost of labor may diminish our competitive advantage and, unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

We may be unable to maintain an effective system of internal control over financial reporting, and, as a result, we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In the course of preparing our consolidated financial statements for the fiscal year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting as of December 31, 2022. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. We did not design and maintain effective controls over certain information technology (“IT”) general controls for the information system, during the trial period of the system, that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting certain IT applications are identified, tested, authorized and implemented appropriately, and (ii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. As a result, process level controls that are dependent on the completeness and accuracy of information derived from the affected IT system were ineffective because they could have been adversely impacted. The material weakness described above did not result in actual misstatements and there were no impacts on the consolidated financial statements as of and for the year ended December 31, 2022. We have reinforced the oversight and review procedure over the information in response to the foregoing material weakness and we did not identify any material weakness in our internal control over financial reporting as of December 31, 2023 and 2024. We will continue to implement the necessary procedures and policies to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate material weakness in our internal control over financial reporting in the future.

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

Disruption to or failures of our or our third-party IT service providers’ IT infrastructure and any failure to maintain the satisfactory performance or cyber-security incidents, including data security breaches or viruses, could materially and adversely affect the business, reputation, financial condition and results of operations of us.

The proper functioning and reliability of our and our third-party IT service providers’ IT infrastructure is critical to our operations and reputation. We mainly rely on “Software-as-a-Service” products provided by third-party IT service providers to conduct daily operations and management. We also provide some of our training courses and other services to students through online platforms provided by third-party IT service providers. Accordingly, any errors, defects, disruptions or other performance problems with our and the third-party IT service providers’ IT infrastructure could damage our reputation, decrease user satisfaction, adversely impact our ability to attract new customers, and materially disrupt our operations. Our and our third-party IT service providers’ systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunication failures, undetected errors in software, computer viruses, hacking and other attempts to harm these systems. In addition, we cannot assure you that we and our third-party IT service providers will be able to timely scale up and adjust the existing technology and infrastructure to respond to system interruptions.

Maintaining IT infrastructure security and cybersecurity is of critical importance to our customers because the IT infrastructure stores and transmits certain proprietary and confidential information, which may include sensitive personally identifiable information that may be subject to stringent legal and regulatory obligations. If our security measures are breached or failed as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation and adversely affect our ability to attract prospective customers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including regulations that were promulgated in July 2019 and became effective in January 2021, and it is unclear whether this exception would apply to us if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

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

As an issuer not organized under the laws of the United States, we are not eligible to register as an investment company under the Investment Company Act without an order from the SEC permitting such registration. Because such registration orders are rarely obtained, if we are deemed to be an “investment company,” we would either have to obtain an exemption from the SEC, or rely on an existing exemption, waiving registration and compliance generally from the Investment Company Act. Alternatively, we would have to modify our contractual rights or dispose of certain investments in order to fall outside the definition of an investment company in the first instance. On an ongoing basis, we may be required to forego potential future acquisitions of interests in certain companies if those interests were deemed to be “investment securities” and such acquisition or acquisitions would cause us to come within the definition of “investment company.” Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of our ADSs and common shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement actions or civil litigation for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could have a material adverse effect on our results of operations and financial condition.

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

On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the interpretations and implementation of the Overseas Offering and Listing Measures still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023. In addition, since the regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to a non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, pursuant to which, among others, (i) critical information infrastructure operators purchasing network products and services that affect or may affect national security, (ii) internet platform operators engaging in data processing activities that affect or may affect national security, and (iii) any internet platform operator possessing personal information of more than one million users and applying for listing on a foreign exchange shall be subject to the cybersecurity review by the CAC. The Network Data Security Regulations stipulates that where a network data processor carries out network data processing activities that affect or may affect national security, it shall undergo a national security review in accordance with relevant national regulations. We believe the Company, its subsidiaries and the VIE would not be subject to the cybersecurity review by the CAC, given that the Company, its subsidiaries and the VIE do not possess a large amount of personal information in our business operations, and data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be required to suspend relevant business, shut down relevant website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring us to go through the cybersecurity review by the CAC.

On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, both “direct issuance of securities overseas by a Chinese domestic company” and “indirect issuance of securities overseas by a Chinese domestic company” (i.e., issuance of securities by relevant overseas holding company) shall be subject to the Confidentiality Provisions. Domestic enterprises that provide or publicly disclose files and documents that contain state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. Although the interpretation and implementation of the Confidentiality Provisions remain substantially uncertain, we tend to believe the Company, its subsidiaries and the VIE would not be subject to clearance under the Confidentiality Provisions as the Company, its subsidiaries and the VIE do not possess any document or file that involves state secrets or work secrets of the authorities. As of the date of this annual report, the Company, its subsidiaries and the VIE have not received any notice from regulatory authorities requiring them to obtain the foregoing approval or complete any of the foregoing procedures. However, if the relevant laws, regulations or interpretations change in the future, and the Company, its subsidiaries and the VIE are subject to such clearance, we will face uncertainty as to whether any required approval can be timely obtained and any actions can be timely completed, or at all. If not, the Company, its subsidiaries and the VIE may be subject to investigation, fines and other penalties; and if any related behavior is suspected as a crime, may be subject to criminal penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

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

We adopt a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. Chinese legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2024, our PRC subsidiaries have allocated RMB25.7 million ($3.6 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for a more detailed analysis on the restrictions on our ability to transfer cash between entities.

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

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for a more detailed analysis on the restrictions on our ability to transfer cash across borders, and to U.S. investors.

PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.

In order to execute our business strategy, we must invest funds in our PRC subsidiaries and the VIE through loans or capital contributions. Under applicable PRC laws, any loan made by us to the WFOE and Huanqiuyimeng, each an FIE, cannot exceed statutory limits, and all such loans must be registered with SAFE, or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017 and other PRC laws and regulations regarding foreign debt, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own election, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. With respect to the VIE or other domestic PRC entities, the limit for the total amount of foreign debt is twice of their respective net assets.

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

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for a more detailed analysis on the restrictions on our ability to transfer cash between entities.

A failure by our shareholders who are Chinese citizens or residents in China to comply with regulations issued by SAFE could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liabilities under PRC laws, which could adversely affect our business and prospects.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires an amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, a share transfer or exchange, a merger, a division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Our significant shareholder, Mr. Xiaofeng Ma, has previously completed his registration with SAFE and is in the process of updating his registration, and we have urged our other Chinese resident shareholders, including our president Mr. Jun Zhang, to register under SAFE Circular 37, and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

According to the Amended Private Education Law and the Amended Implementation Rules, private schools are required to obtain operating permits from relevant PRC authorities for carrying out educational activities. Although the Amended Private Education Law generally states that private education institutions are also included in the category of “private schools,” as of the date of this annual report, relevant implementing rules only require private education institutions providing tutoring services on academic subjects for K-12 students and certain vocational skill education services to obtain private school operating permits. On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinion, which, among others, requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively; (ii) formulate standards for different categories of non-academic subjects; and (iii) conduct strict examination before granting any permission. As of the date of this annual report, in order to implement the Opinion, certain local government authorities, including some of the areas where we have training centers such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province, Liaoning Province and Beijing, have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain a private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Education of Guangdong Province issued a notice which provides that local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Education of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which provides, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for an operating permit if they are meeting the standards provided in the Amended Private Education Law. On November 8, 2023, the Department of Education of Liaoning Province and other government authorities jointly issued the Management Measures for Non-academic After School Tutoring Institutions Targeting Primary and Secondary Middle School Students of Liaoning Province, which came into effect on December 1, 2023 and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students and pre-school children aged three and above shall apply for an operating permit from local education administration authorities at county level. On March 15, 2024, the Beijing Municipal Bureau of Culture and Tourism and the Beijing Municipal Commission of Education issued the Standards for the Establishment of Cultural and Artistic After School Tutoring Institutions in Beijing (Trial), which provides that, a cultural and artistic after school tutoring institutions that targets to provide training to primary and secondary middle school students and pre-school children aged three to six shall obtain the administrative license from the district level education administrative department for the establishment of offline cultural and artistic after school institutions. However, the interpretation of the foregoing laws, regulations, rules and guidance remain unclear in several respects at this time, and especially, it is unclear if private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us are required to obtain private school operating permits or the approval for non-academic after-school tutoring institution from local competent authorities. Since the related regulatory regime of education industry in the PRC continues to rapidly evolve, the interpretations of relevant regulations and rules are not always uniform, and the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that our training centers will not be classified as “private schools” and thus be required to obtain the private school operating permits or other relevant approval from local competent authorities by the regulators due to any future and further development, interpretation and enforcement of relevant regulations and rules. To date, our PRC subsidiaries operating our training centers have not received any notifications which require them to obtain private school operating permits or approvals for non-academic after-school tutoring institutions from local competent authorities. As of the date of this annual report, one of our subsidiaries Qingdao Haili has obtained an operating permit for private school, but Qingdao Haili does not operate any of our training centers, and none of our training centers have obtained an operating permit or approvals for non-academic after-school tutoring institutions from local competent authorities. If we inadvertently conclude that such permissions are not required, but the regulators do not take the same view as we do, our training centers may be subject to various penalties, including fines, orders to promptly rectify the non-compliance, return course and service fees collected, pay a multiple of the amount of returned course and/or service fees to regulators as a penalty, and/or cease operations. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

The Tourism Law of the PRC provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit. The Regulations on Travel Agencies and the Implementation Rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism. The aforementioned business shall include but not limited to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency that engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. On November 19, 2024, the General Office of the Ministry of Culture and Tourism issued the Notice on Promoting the Healthy Development of Travel Agency Research-based Tourism Business, providing that travel agencies shall choose qualified suppliers and partners and shall evaluate the service capabilities of the partners, which does not require our PRC subsidiaries to obtain travel agency permits. With respect to our research-based learning services, our PRC subsidiaries cooperate with third-party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third-party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which require them to obtain a travel agency permit. If we inadvertently conclude that such permissions are not required but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines on such PRC subsidiaries. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition), the provision of information services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. Since the outbreak of COVID-19, we have shifted some of our offline courses to online courses and provided them to our students through online platforms of third-party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third-party online platforms. To date, our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license. However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do. If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to a non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license, but the VIE has obtained the ICP license to preserve our flexibility to operate relevant businesses. If the ICP license is required in the future or we choose to provide information services through our own online platform, we will transfer relevant businesses to the VIE to comply with the compliance requirements.

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

On the other hand, pursuant to the Personal Information Protection Law, personal information processors, who need to transfer personal information out of mainland China for business and other needs, shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities. The personal information processors shall take necessary measures to ensure that the activities of the overseas recipients handling personal information meet the standards of personal information protection stipulated in the Personal Information Protection Law. If a personal information processor provides personal information across the border of mainland China, it shall inform the information owners of the name and contact information of the overseas recipients, the purpose and manner of information processing, the type of personal information, and the manner and procedure for the information owners to exercise their rights under the Personal Information Protection Law over the overseas recipients, and obtain consent of the information owners. On July 7, 2022, the CAC issued the Security Assessment Measures, which took effect on September 1, 2022. On March 22, 2024, the CAC issued the Cross-border Data Flow Provisions, which took effect on the same date and shall supersede the provisions under the Security Assessment Measures and the Model Contract Provisions that are not consistent with those under the Cross-border Data Flow Provisions. In accordance with the Security Assessment Measures and the Cross-border Data Flow Provisions, the following cross-border transfers of important data or personal information generated from or collected in mainland China should be subject to a security assessment, which includes (i) a critical information infrastructure operator to transfer personal information or important data; (ii) a data processor other than a critical information infrastructure operator to transfer important data overseas; (iii) a data processor other than a critical information infrastructure operator who has, since January 1 of the current year, transferred personal information of more than 1 million individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. The Network Data Security Regulations stipulates that where it is necessary to provide important data generated or collected by a network data processor during its operation within the territory of the PRC to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small. The data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. Additionally, none of the Company, its subsidiaries and the VIE has received any notice from the national cyberspace authorities requiring them to conduct security assessment. However, if the relevant laws, regulations or interpretations change in the future and the Company, its subsidiaries and the VIE are subject to security assessment, we will face uncertainty as to whether any required actions can be timely completed, or at all. Under the Personal Information Protection Law, the Company, its subsidiaries and the VIE may meet the requirements by either completing personal information protection certification or entering into the standard contract formulated by the national cyberspace authorities as the amount of personal information we or the VIE transfer across the border is relatively small. On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Model Contract Provisions with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provisions and the Cross-border Data Flow Provisions, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) a personal information processor who has, since January 1 of the current year, transferred personal information of more than 100,000 but less than one million individuals overseas cumulatively; and (iii) a personal information processor who has, since January 1 of the current year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within 10 days after the effective date of such model contract with the local competent authority. The Cross-border Data Flow Provisions provides exemptions, under which a data processor that transfers personal information overseas can be exempted from applying for a security assessment, completing personal information protection certification or entering into a standard contract for the outbound transfer of personal information. A data processor that transfers personal information overseas can be exempted when (i) it is necessary to provide personal information overseas to enter into or perform a contract to which the individual is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, flight and hotel booking, visa processing, examination services, etc.; (ii) it is necessary to provide personal information overseas for cross-border human resource management under the labor rules and regulations and any collective contract executed in accordance with the law; (iii) it is necessary to provide personal information overseas to protect the life, health, or property safety of natural persons under emergency circumstances; and (iv) a data processor, other than a critical information infrastructure operator, has cumulatively provided the personal information (excluding sensitive personal information) of less than 100,000 individuals overseas since January 1 of the current year. That said, a data processor that transfers personal information overseas shall fulfill its legal obligations, such as notifying the relevant individuals, obtaining the individuals’ separate consent, and completing a personal information protection impact assessment. As the regulations are still evolving, we are still evaluating and monitoring whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. The Network Data Security Regulations provides that a network data processor may transmit personal information abroad if they have completed a security assessment for data cross-border transmission or personal information protection certification or complied with the provisions in relation to model contract for cross-border transfer of personal information. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues. In the event of any failure to comply with the Personal Information Protection Law, the Company, its subsidiaries and the VIE may be subject to non-compliance rectification, warning, confiscation of illegal income or fines, or if the non-compliance is deemed serious by the regulators, suspension of relevant business and revocation of relevant business operation permissions or business licenses, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs.

On July 1, 2015, the Standing Committee of the NPC promulgated the National Security Law (the “New National Security Law”), which took effect on the same date and replaced the former National Security Law promulgated in 1993. Under the New National Security Law, we are obligated to safeguard national security by, for example, providing evidence related to activities endangering national security, providing assistance for national security work and providing necessary support for national security institutions, public security institutions and military institutions. As such, we may have to provide data to PRC government authorities and military institutions to ensure compliance with the New National Security Law. Complying with such regulations could cause us to incur substantial costs, require us to change our data practices in a manner adverse to our business, or even subject us to negative publicity, which could harm our reputation with users and negatively affect our business operations and the trading price of our ADSs.

On December 28, 2021, the CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022. Under the Cybersecurity Review Measures, critical information infrastructure operators purchasing network products and services and internet platform operators engaging in data processing activities that affect or may affect national security shall be subject to cybersecurity review. The Cybersecurity Review Measures further requires that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed. The Network Data Security Regulations stipulates that where a network data processor carries out network data processing activities that affect or may affect national security, it shall undergo a national security review in accordance with relevant national regulations. We believe we would not be subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we will face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As of the date of this annual report, we have not received any notice from such authorities requiring us to go through cybersecurity review by the CAC.

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

On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinion, which sets out a series of operating requirements on after-school tutoring institutions focusing on compulsory education, including, among other things, (i) local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for students in compulsory education, or the Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit entities, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grades 10 to 12; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities, and listed companies are prohibited from investing in Academic AST Institutions through capital markets fund raising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks, or engage foreign teachers residing overseas to carry out training activities; (vi) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; and (vii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services. The Opinion further provides that administration and supervision over academic after-school tutoring institutions for students in grades 10 to 12 shall be implemented by reference to the relevant provisions of the Opinion.

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

On September 9, 2021, the MOE and the Ministry of Human Resources and Social Security jointly formulated the Administrative Measures for Employees of After-School Tutoring Institutions (Trial). The employees of after-school tutoring institutions refer to the staff in the institutions that carry out after-school tutoring for primary and secondary school students and preschool children over the age of three according to regulations, including: teaching staff, teaching and research staff and other staff. In principle, the full-time teaching, teaching and research staff of after-school tutoring institutions shall not be less than 50% of the total number of employees in the institution. For offline tutoring for primary and secondary school students, in principle, the full-time teaching staff per class shall not be less than 2% of the number of students; for offline training for preschool children over three years old, in principle, full-time training staff per class shall not be less than 6% of the number of children. After-school tutoring institutions shall publicly make a written commitment that the recruitment of practitioners complies with the provisions of relevant measures.

Based on our understanding of the Opinion, the Notice and relevant local implementing measures for the Opinion, our major business, including portfolio training services and other art-related services, is not academic subjects tutoring for students in compulsory education, and thus is not subject to the Opinion, the Notice and relevant local implementing measures. However, one type of our ancillary services, i.e., some art-related academic educational learning services carried out by foreign teachers residing overseas, may fall under the coverage of the Opinion and its local implementing measures, which together only constitute a very small portion of our business operations and contributed around 3.1% of our net revenues for the fiscal year ended December 31, 2024. Although the Opinion states that after-school tutoring institutions shall not engage foreign teachers residing overseas to carry out training activities and does not specifically limit this restriction to Academic AST Institutions, the Opinion itself is focused on regulating Academic AST Institutions, therefore, it is unclear whether our services will fall under such restriction. As of the date of this annual report, we have not received any notifications for rectification or administrative measures which require us to rectify any of our business in accordance with the Opinion. Overall, we do not believe the Opinion and the relevant regulations would have a material adverse impact on our business. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Opinion, and if there is no other available option, we may elect to change the business model of or dispose of the foregoing art training services carried out by foreign teachers to ensure compliance, which may adversely affect our business, financial condition and results of operations.

Although currently we do not believe the Opinion and relevant regulations would have a material adverse impact on our business, since the interpretations of these regulations and rules are not always uniform, and the enforcement of these regulations and rules involve uncertainties, we cannot assure you that any future development, interpretation and enforcement of the Opinion and relevant regulations would not materially and adversely impact our business and financial outlook.

In addition, the PRC government authorities are also enhancing regulation on the non-academic after school tutoring institutions. On March 3, 2022, the MOE, National Development and Reform Commission, or NDRC, and SAMR jointly issued the Notice on Regulating Non-Academic After School Tutoring Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use a model service contract, strictly perform contractual obligations and self-regulate their own charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety. Further, on November 30, 2022, the MOE and other 12 PRC government authorities jointly issued the Opinions on Regulating Non-Academic After School Tutoring Institutions for Primary, Middle and High School Students, which provides and reiterates that, among others, (i) local government authorities shall classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively; (ii) non-academic after school tutoring institutions shall meet certain conditions in respect of training place, training staff and operations; (iii) online non-academic after-school tutoring institutions shall obtain the approval from competent government authority at the provincial level before incorporation registration and obtain approval from telecommunication authority at the provincial level for conducting internet information services; offline non-academic after-school tutoring institutions shall obtain the approval from competent government authority at the county level before incorporation registration; (iv) non-academic after school tutoring institutions shall ensure that training contents are suitable for the age, mental and physical characteristics and cognitive level of students; and (v) all the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection. Moreover, as of the date of this annual report, certain local government authorities (including some of the areas where we have training centers, such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province, Liaoning Province and Beijing) have promulgated specific rules to regulate the market access and operation activities of non-academic after school tutoring institutions, which typically specify the various requirements in relation to market access, training place, teachers, teaching materials, pre-collection of training fees, etc. However, the interpretation of the foregoing notice, opinions and rules remain unclear in several respects, and especially, it is unclear if the foregoing notice, opinions and rules are applicable to private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us. If the foregoing notice, opinions and rules also apply to us, failure to comply with the relevant provisions therein may lead to administrative measures by the competent authorities and thus may materially and adversely impact our business and financial outlook. In addition, if the foregoing notice, opinions and rules also apply to us, we would be subject to the limitation for the pre-collection of training fees and the cost of our training centers would increase to meet various requirements for training place, teachers and teaching materials and our financial condition may therefore be adversely impacted.

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

In recent years, the Chinese government has stepped up its supervision of Chinese companies listed offshore and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers in the future. For example, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Crackdown Opinions, which emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On December 28, 2021, the CAC published the Cybersecurity Review Measures, which, among others, require that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023 and provides that domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. Although we believe we are currently not required to obtain permission from any of the PRC central or local government and have not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded. As a result, you, the Company, its subsidiaries and the VIE all face uncertainty about future actions by the PRC government that could significantly affect our business operations and our ability to offer or continue to offer securities to investors, and any such future actions may cause the value of our securities to significantly decline or be worthless.

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

On December 18, 2020, the HFCAA was enacted, according to which, among others, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit our common shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act was signed into law, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

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

On August 26, 2022, the CSRC, the MOF and the PCAOB signed a Statement of Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. While the Protocol remains unpublished, pursuant to the fact sheet with respect to the Statement of Protocol issued by the PCAOB, the PCAOB shall have sole discretion to select any issuer audits for inspection or investigation in addition to other provisions that are intended to provide the PCAOB with complete access. The SEC also indicated in its fact sheet regarding the Protocol that the PCAOB may transfer information to the SEC for all SEC purposes, including administrative or civil enforcement actions. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong (including our former auditor) and vacated its previous determinations to the contrary. As a result, the Company was not identified as a Commission-Identified Issuer under the HFCAA upon the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2022, and thus the calculation of the consecutive period to trigger trade prohibition was interrupted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA, if necessary.

On June 30, 2023, we dismissed KPMG as the Company’s independent registered public accounting firm and appointed Audit Alliance as the Company’s independent registered public accounting firm and to issue our audit report for the fiscal year ended December 31, 2023. Audit Alliance is located in Singapore and is subject to inspection by the PCAOB on a regular basis. However, if, in the future, the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, if the PCAOB is unable to conduct full inspections over our auditor in the future, the PCAOB will not be able to fully evaluate the audits and quality control procedures of our auditor, and, as a result, we and investors in our ADSs or common shares will be deprived of the benefits of such PCAOB inspections.

Moreover, the SEC may also propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. The SEC announced that the SEC staff would prepare a single, consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

Other than the foregoing, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, and inadequate corporate governance policies or a lack of adherence thereto. For example, on May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors. These scrutiny, criticism and negative publicity could add uncertainties to and may adversely affect our future offerings, business and share price.

Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.

The majority of our revenues and operating expenses are denominated in Renminbi. Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize cash generated from sales of our services in Renminbi to fund our business activities outside mainland China, if any, or expenditures denominated in foreign currencies. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Cash generated from sales of our services in mainland China can be converted into foreign currency to pay salaries of employees located outside of mainland China upon the employee completing certain registration procedures. Cash generated from sales of our services in mainland China can also be used to pay off debt generated outside of mainland China, provided that we comply with the applicable foreign debt registration or approval requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant Chinese government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

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

In addition, see “Item 3. Key Information — Restrictions on Foreign Exchange and Our Ability to Transfer Cash Between Entities, Across Borders, and to U.S. Investors, and Restrictions and Limitations on Our Ability to Distribute Earnings from Our Businesses” for a more detailed analysis on the restrictions on our ability to transfer cash between entities and across borders.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Because the majority of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in exchange rate will also affect the relative value of any dividends we issue that are exchanged into U.S. dollars and the earnings from and the value of any U.S. dollar-denominated investments we make in the future.

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

In January 2020, there was an outbreak of respiratory disease caused by COVID-19 pandemic, which expanded widely within China and globally. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government imposed various strict measures with the aim to contain the virus including, but not limited to, travel restrictions, mandatory quarantine requirements, and temporary closedown of business operations. Additionally, during the COVID-19 pandemic, a number of countries and territories implemented quarantining policies and travel restrictions from and to seriously affected cities or areas. Some students have delayed or cancelled their overseas study or travel plans due to these restrictive measures or safety considerations, and thus the demand for our services, especially demand for our overseas related travel services and overseas study counselling services decreased, which adversely affected our business, financial performance and results of operations. As a response to the situation, we have implemented certain practical plans, including converting some of our offline courses to online courses and delivering them to students through third-party platforms since February 2020, and adopting a written policy to guide our and the VIE’s employees in response to the outbreak of COVID-19.

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

As a result of the outbreak of COVID-19, the passage of Hong Kong national security legislation by the NPC, the imposition of sanctions by the U.S. Treasury Department on certain officials of the Hong Kong Special Administrative Region and China’s central government, an executive order issued by the prior president of the United States in August 2020 prohibiting certain transactions with ByteDance Ltd. and Tencent Holdings Ltd. and the respective subsidiaries of these companies, and China’s Ministry of Commerce released Provisions on the Unreliable Entity List in response to the United States sanctions, political tensions between the United States and China have escalated. An increase in political tensions could reduce the level of trade, investment, technology exchanges and other economic activity between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial performance and results of operations. Such tense relations may also discourage students from studying in the United States or make it more difficult for Chinese students to obtain visas to study in the United States, as well as discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could make it difficult for us and the VIE to hire or retain qualified personnel and find suitable partners for our business. The regulations adopted by either government of the United States or China could negatively affect certain investors’ willingness to invest in or hold our ADSs and consequently may have a negative influence on the trading price of our ADSs. If any such deliberations or policies were to materialize, there might also be a material adverse effect on the stock performance of China-based companies listed in the United States.

Risks Relating to Our Corporate Structure

The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and consequently significantly affect our financial condition and results of operations.

The Company is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted through its PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through a wholly owned subsidiary, and 30.96% of the equity interests of Huanqiuyimeng is owned by the VIE. As we are currently expanding our online courses and other services, for which an ICP license may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.

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

In addition, these contractual arrangements may not be as effective as direct ownership in providing us with operational control over the VIE. See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements.” In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE and may lose control over the assets owned by the VIE for accounting purposes. Our financial performance may be adversely and materially affected as a result, and we may not be eligible to consolidate the financial results of the VIE into the Company’s consolidated financial results.

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

Although we have been advised by our PRC legal counsel that our contractual arrangements constitute valid and binding obligations enforceable against each party of such agreements in accordance with their terms, the contractual arrangements may not be as effective in providing operational control over the VIE as direct ownership. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to vote with respect to matters subject to shareholder approval and also to effect changes in the VIE’s board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Xiaofeng Ma is also the Chairman of the Board of Directors and Chief Executive Officer of the Company and Mr. Jun Zhang is also one of the directors and President of our Company. We rely on Mr. Ma and Mr. Zhang to abide by the laws of the Cayman Islands and China, where directors owe fiduciary duties to the company that require them to act in good faith and in what they believe to be the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act (2024 Revision) of the Cayman Islands, or the ES Act, a “relevant entity” carrying on a relevant activity is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is ATA Creativity Global. Based on the current interpretation of the ES Act, we believe that our company, ATA Creativity Global, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, ATA Creativity Global, is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act; and (ii) where necessary, have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that ATA Creativity Global will not be subject to more requirements under the ES Act. Although it is presently anticipated that the ES Act will have little material impact on us and our operations, as the legislation remains subject to further interpretation, it is not currently possible to ascertain the precise impact of such legislation on us and our operations.

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

For the purpose of maintaining the security of our chops and the chops of our PRC subsidiaries and the VIE, we have established internal control procedures and rules for using these chops and seals, and we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and the VIE. Even with all procedures aforementioned, we cannot guarantee that such procedures will prevent all instances of abuse or negligence. If any of our authorized personnel misuses or misappropriates the chops or seals of our PRC subsidiaries and the VIE, or such chops or seals are not kept safely, stolen or otherwise used by unauthorized persons or for unauthorized purposes, it would be difficult to maintain control over the relevant entities, and we may experience a significant disruption to our and the VIE’s business operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or the VIE, we may need to take legal actions as well as pass new resolutions to regain control of those companies. In addition, there is a risk that we may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a bona fide third party relies on the apparent authority of the representative.

Risks Relating to Our ADSs

Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2024 and December 31, 2024, our ADS prices as reported on Nasdaq ranged between a low of $0.5000 and a high of $1.6500. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on Nasdaq, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended March 31, 2025 was approximately 38,582 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of April 3, 2025, there were 63.8 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 2,277,293 common shares, including options to purchase an aggregate of 1,782,293 common shares immediately exercisable as of April 3, 2025. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

Our ADSs may be delisted as a result of our failure to meet the Nasdaq continued listing requirements.

On May 14, 2020, December 13, 2023 and May 29, 2024, respectively, the Company received a notification letter from The Nasdaq Stock Market LLC advising us that the bid price of the Company’s ADSs had closed below the minimum $1.00 per ADS for 30 consecutive business days and thus no longer met the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On July 9, 2020, February 7, 2024 and November 26, 2024, respectively, the Company was informed by The Nasdaq Stock Market LLC that the Company regained compliance with the minimum bid price requirement.

On November 27, 2024, the Company received a letter from The Nasdaq Stock Market LLC advising us that (i) we no longer satisfied the $10 million stockholders’ equity requirement for continued listing on the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A), and we were granted a 45-day period, through January 13, 2025, to submit a plan to regain compliance; and (ii) alternatively, we may consider applying to transfer our ADSs to the Nasdaq Capital Market. The Company is now in the process of curing such stockholders’ equity deficiency and may transfer its ADSs to the Nasdaq Capital Market.

Even if the abovementioned stockholders’ equity deficiency is cured, there can be no assurance that we will maintain our compliance with the minimum bid price requirement, or the stockholders’ equity requirement, or any other listing standards of Nasdaq in the future. We cannot guarantee that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If we fail to list our ADSs on other stock exchanges or find alternative trading venues for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected. As a result, holders of our ADSs could find it difficult to sell their shares.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significant influence on us and our corporate actions by virtue of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Mr. Xiaofeng Ma, beneficially owns approximately 39.4% of our outstanding common shares as of April 3, 2025. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

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

Our fourth amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, the following:

●	provisions that provide for a staggered board which operates to prevent a third party from obtaining control of our board in a relatively short period of time because at least two annual shareholders’ meetings, instead of one, would generally be required to effect a change in the majority of the board;
●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings; and
●	provisions that authorize our board of directors, without action by our shareholders but subject to there being authorized and unissued shares or undesignated shares, to issue preferred shares and to issue additional common shares, including common shares represented by ADSs.

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

When the depositary receives notice of a shareholders’ meeting from us, it will distribute the information in the meeting notice and any proxy solicitation materials to you. The depositary will determine the record date for distributing these materials, and only ADS holders registered with the depositary on that record date will, subject to applicable laws, be entitled to instruct the depositary to vote on the underlying common shares. The depositary will also determine and inform you of the manner in which to give your voting instructions, including instructions to give discretionary proxies to a person designated by us. Upon the receipt of voting instructions of a holder of ADSs, if voting is by poll, the depositary will endeavor to vote on the underlying common shares in accordance with these instructions; if voting is by show of hands, the depositary will vote on the underlying common shares in accordance with these instructions received from a majority of holders of ADSs who provide voting instructions. You may not receive sufficient notice of a shareholder meeting for you to withdraw your common shares and cast your vote with respect to any proposed resolution as a holder of our common shares. In addition, the depositary and its agents may not be able to send materials relating to the meeting and voting instruction forms to you, or to carry out your voting instructions, in a timely manner. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The additional time required for the depositary to receive from us and distribute to you meeting notices and materials, and for you to give voting instructions to the depositary with respect to the underlying common shares, will result in your having less time to consider meeting notices and materials than holders of common shares who receive such notices and materials directly from us and who vote their common shares directly. If you have given your voting instructions to the depositary and subsequently decide to change those instructions, you may not be able to do so in time for the depositary to vote in accordance with your revised instructions. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote.

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

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies in the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and members. Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, or to obtain copies of lists of shareholders of these companies. Under our fourth amended and restated memorandum and articles of association, no member (other than a director) shall have any right of inspecting any of our accounting record or book or document except as conferred by the Companies Act or authorized by the board of directors or the members in general meeting. Under our fourth amended and restated memorandum and articles of association, our register of members shall be open for inspection by members without charge and any other person (for a fee) at such place at which the register is kept in accordance with the Companies Act for such times and on such days as the board of directors shall determine. And as a Cayman Islands exempted company, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance requirements; therefore, we may provide less protection to shareholders compared with U.S. domestic issuers.

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

The Company is not a Chinese operating company but a Cayman Islands company, and the majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, and Ruobai Sima, our Chief Financial Officer, are located in mainland China, and Andrew Y Yan, Hope Ni, and Alec Tsui, each a director of ours, are located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or our directors and executive officers, or to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, it may also be difficult, impractical or impossible for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, the VIE and our directors and executive officers, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — Enforceability of Civil Liabilities” for a more detailed analysis on the enforceability.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, American Testing Authority, Inc., a New York company, began operations in 1999, and in the same year established the WFOE with a company name of ATA Testing Authority (Beijing) Limited as a wholly-owned subsidiary in China, which changed its company name to ATA Education Technology (Beijing) Limited on February 18, 2019. In November 2001, our founders established ATA Testing Authority (Holdings) Limited, or ATA BVI, in the British Virgin Islands. In the following year, American Testing Authority, Inc. merged into ATA BVI, and ATA BVI became our holding company.

We incorporated ATA Inc. in the Cayman Islands in September 2006 as our listing vehicle. ATA Inc. became our ultimate holding company in November 2006 when it issued shares to the existing shareholders of ATA BVI in exchange for all of the outstanding shares of ATA BVI. We completed our initial public offering in 2008, and our ADSs commenced trading on the Nasdaq Global Market since then.

In March 2018, we established the VIE, a Chinese limited liability company, to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments.

In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study. On September 13, 2019, we changed the name of our Cayman holding company from “ATA Inc.” to “ATA Creativity Global” in connection with the acquisition of Huanqiuyimeng. On October 17, 2019, we changed the trading symbol for our ADSs listed on Nasdaq from “ATAI” to “AACG.”

In June 2024, we established Hefei Yimeng mainly to preserve the flexibility for potential local operations.

In October 2024, we disposed of a wholly owned subsidiary Jinan Shizhong Nuobi Education Training School Co., Ltd., or Nuobi Education, which is engaged in junior art education business, to focus our efforts on growing our core international education services.

For an organizational structure of the Company, its subsidiaries and the VIE and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information — Our Corporate Structure.”

Corporate Information

The Company is a Cayman Islands exempted company limited by shares, operating under the Companies Act of the Cayman Islands. The principal executive offices of our China businesses is Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui 230051, China, and our telephone number is (86-551) 6513-5763. Our primary website address is http://www.atai.net.cn. The information on our websites does not form a part of this annual report. On February 1, 2008, the Company completed the initial public offering, which involved the sale by the Company of 4,874,012 of our ADSs, representing 9,748,024 of the Company’s common shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eight Avenue, New York, New York 10011. The SEC maintains an internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Our Consolidated Variable Interest Entity

The VIE was established in March 2018 to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments. As of the date of this annual report, the VIE is not engaged in any business operations itself. Our primary business operations, including our portfolio training business, research-based learning services, overseas study counselling services and other educational services, are conducted primarily through our PRC subsidiary Huanqiuyimeng and its subsidiaries. 69.04% of the equity interests of Huanqiuyimeng is indirectly owned by the Company through a wholly owned BVI holding company, and 30.96% equity interests of Huanqiuyimeng is owned by the VIE. Currently, the VIE also holds 70% equity interests in Beijing Zhenwu, a PRC company established in August 2021 for purposes of developing and marketing our project-based learning services in the form of short-term art courses but has no business operations as of the date of this annual report. Other than holding 30.96% equity interests in Huanqiuyimeng and 70% equity interests in Beijing Zhenwu, the VIE also holds minority investments in two other PRC companies. As we are currently expanding our online courses and other services, for which ICP license may be required under PRC law, we may elect to provide such services through the VIE in the future if and to the extent that an ICP license or any other license or permission not available for foreign-invested companies is required.

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

However, operational control through these contractual arrangements may be less effective than direct ownership as the VIE’s shareholders may fail to perform their obligations under the contractual arrangements, and we could incur substantial costs in enforcing these contractual arrangements if we are able to enforce these contractual arrangements at all. Our rights under the VIE Agreements have not been tested in a court of law, and we cannot assure you that a court would enforce our contractual rights. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such contractual arrangements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and consequently significantly affect our financial condition and results of operations. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. See “Item 3.D. Risk Factors — Risks Relating to our Corporate Structure.”

Contractual Arrangements with the VIE

The following is a summary of the currently effective VIE Agreements.

Agreements that Allow Us to Exclusively Exercise All Rights of Shareholders of the VIE

Powers of Attorney. On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, granted an irrevocable power of attorney to the WFOE. On August 12, 2020, the power of attorney granted by Haichang Xiong to the WFOE terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in the VIE. On the same day, Jun Zhang, as the new shareholder of the VIE, granted an irrevocable power of attorney to the WFOE on the same terms as the power of attorney previously granted by Haichang Xiong to the WFOE. Pursuant to the irrevocable powers of attorney granted by Xiaofeng Ma and Jun Zhang to the WFOE, each of the shareholders of the VIE appointed the WFOE or any eligible person designated by the WFOE as his attorney-in-fact to exercise all voting rights and other shareholder rights of the VIE, including but not limited to, appointing or electing their directors and executive officers. The person designated by the WFOE is entitled to sign the transfer documents necessary for the fulfillment of the exclusive technical consulting and services agreement and the call option and cooperation agreement, and to join the liquidation group and participate in the liquidation of the VIE. The term of the powers of attorney shall be consistent with the terms of the equity interest pledge agreements and call option and cooperation agreement and shall be extended along with the equity interest pledge agreements and call option and cooperation agreement.

Agreements that Allow Us to Have Sole and Exclusive Rights to Provide Specified Technical and Consulting Services to the VIE and Receive Certain Consulting Fees from the VIE

Exclusive Technical Consulting and Services Agreement. On March 15, 2018, the WFOE and the VIE entered into an exclusive technical consulting and services agreement. Pursuant to the exclusive technical consulting and services agreement, the WFOE has the sole and exclusive right to provide specified technical and consulting services to the VIE. The WFOE and the VIE agreed that the intellectual property rights created by the WFOE in the course of performing this agreement, including, without limitation, any copyrights, trademarks or logos, registered or not, patents and proprietary technology, shall belong to the WFOE. The consulting fee payable by the VIE to the WFOE shall be confirmed by the WFOE in writing and be calculated based on the actual time spent by the WFOE in providing services to the VIE on a quarterly basis. The consulting fee shall be settled on a quarterly basis, and at the end of each year, the WFOE shall confirm the total consulting and other fees incurred for the year in writing, and the VIE shall settle any outstanding fees on a timely basis. This agreement shall continue for a period of 30 years from March 15, 2018 and shall be automatically extended for another 10 years unless the WFOE gives written notice terminating this agreement three months before the expiration of this agreement.

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

Loan Agreements. On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, respectively entered into a loan agreement with the WFOE. Pursuant to the loan agreements, the WFOE made loans in an aggregate principal amount of RMB10.0 million to the shareholders of the VIE solely for the capitalization of the VIE. The shareholders of the VIE can only repay the loans by transferring all their equity interest in the VIE to the WFOE or its designated persons. In the event that the shareholders of the VIE transfer their equity interests to the WFOE or its designee at a price equivalent to or less than the principal amount of the loans, the loans will be interest free. If the price is higher than the principal amount of the loan, the excess amount will be paid to the WFOE as loan interest. The maturity date of the loans is on the tenth anniversary of the execution date of the relevant loan agreement. The terms of the loans can be extended with the written consent of the WFOE and the VIE. On March 19, 2019 and April 20, 2019, the WFOE, the VIE and each of Xiaofeng Ma and Haichang Xiong entered into two supplementary agreements to such VIE Agreements, pursuant to which the aggregate principal amount of loans made by the WFOE to the shareholders of the VIE for the capitalization of the VIE increased from RMB10.0 million to RMB50.0 million with all other terms and conditions under such VIE Agreements remaining unchanged. On August 12, 2020, the loan agreement entered by Haichang Xiong with the WFOE, and the rights and obligations of Haichang Xiong under the two supplementary agreements terminated as a result of the equity interest transfer by Haichang Xiong to Jun Zhang in the VIE, and Haichang Xiong repaid his borrowing of RMB5.0 million under such agreements to the WFOE on August 17, 2020. On August 12, 2020, Jun Zhang, as the new shareholder of the VIE, entered into a new loan agreement with the WFOE on the same terms as the loan agreement and the two supplementary agreements previously entered by Haichang Xiong and borrowed RMB5.0 million from the WFOE on August 17, 2020 pursuant to the aforementioned loan agreement.

Agreements that Guarantee the Performance of the VIE and Its Shareholders’ Obligations

Equity Interest Pledge Agreements. On March 15, 2018, Xiaofeng Ma and Haichang Xiong, both of which were the then shareholders of the VIE, respectively entered into an equity interest pledge agreement with the WFOE and the VIE. Pursuant to the equity interest pledge agreements, each of the shareholders of the VIE has pledged all of his equity interest in the VIE to guarantee his and the VIE’s performance of obligations under, where applicable, the exclusive technical consulting and services agreement and the call option and cooperation agreement. If the VIE or the shareholders of the VIE breach their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to acquire the pledged equity interests. The shareholders of the VIE agree that, during the term of the equity interest pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that the WFOE’s rights relating to the equity pledge should not be suspended or hampered by the shareholders, their successors or their designees. During the term of the equity interest pledge agreements, the WFOE has the right to receive all of the dividends and profits distributed on the pledged equity. The term of the equity interest pledge agreements commenced on March 15, 2018 and shall expire on the earlier of (a) the date on which all outstanding secured obligations are paid in full or otherwise satisfied (as applicable); (b) the WFOE enforces the equity interest pledge agreements, pursuant to the terms and conditions, to satisfy its rights regarding the secured obligations and pledged collateral in full; or (c) the shareholders of the VIE complete their transfer of the equity interest to another party (individual or legal entity) pursuant to the applicable call option and cooperation agreement and no longer hold any equity interests in the VIE (together with (a) and (b), the “Expiration Conditions”). The VIE has registered these equity interest pledge agreements with the competent SAMR on April 27, 2018. The registration of the equity pledge enables the WFOE to enforce the equity pledges against third parties who acquire the equity interests of the VIE in good faith. According to the equity transfer agreement entered into by Haichang Xiong and Jun Zhang on August 12, 2020, Haichang Xiong transferred all his equity interest in the VIE to Jun Zhang, as well as his obligations and rights under the equity interest pledge agreement entered into by himself. On the same day, Jun Zhang, as the new shareholder of the VIE, entered into a new equity interest pledge agreement with the WFOE and the VIE on the same terms as the equity pledge agreement previously entered into by Haichang Xiong. The term of the equity interest pledge agreements entered into by Jun Zhang commenced on August 12, 2020 and shall expire on the earlier of the Expiration Conditions. The VIE has registered the equity interest pledge agreement entered into by Jun Zhang with SAMR on February 26, 2021.

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools and training organizations, junior art education and other related educational services to our students. We have successfully helped approximately ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries as of December 31, 2024, among which quite a few gained entry into top art universities and colleges in these countries. In December 2024, we were honored with the title of “Annual Reputable International Education Brand” at the Sina Weibo 2024 Education Awards, which recognized our impact and influence in the industry. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum.

For the fiscal year ended December 31, 2024, we had 4,781 students enrolled, of which 58.7% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2024 were RMB268.1 million ($36.7 million). Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.4%, 5.6%, 12.0% and 8.0%, respectively, of our total net revenues in the fiscal year ended December 31, 2024. Our total net loss for the fiscal year ended December 31, 2024 was RMB36.1 million ($4.9 million). Our total net revenues for the fiscal year ended December 31, 2023 were RMB221.6 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 75.1%, 2.9%, 13.1% and 8.9%, respectively, of our total net revenues in the fiscal year ended December 31, 2023. Our total net loss for the fiscal year ended December 31, 2023 was RMB33.7 million. Our total net revenues for the fiscal year ended December 31, 2022 were RMB206.8 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.0%, 1.8%, 12.1% and 12.1%, respectively, of our total net revenues in the fiscal year ended December 31, 2022. Our total net loss for the fiscal year ended December 31, 2022 was RMB48.6 million.

Our Programs, Services and Products

We provide a wide variety of creative arts-related international educational services to our students. Our services include portfolio training services, research-based learning services, overseas study counselling services and other educational services. Catering to the different needs of our customers, these services can be offered in a bundle setting or separately. We update and expand our service offerings frequently in response to the evolving market needs and the relationship between China and the U.S. or other countries related to our services and business.

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

Our Portfolio Training Courses

We provide customized and systematic portfolio training services to our beginner, intermediate and advanced students. When a student applies for our portfolio training program, a study mentor will be assigned to such student to assess his or her educational background, art-related skills, creativity and innovation abilities and personal interests. Based on the assessment results and preferences of the student, the study mentor will help the student select an area of art to specialize in, configure a tailored training plan and assign one or more professional art teachers in the specialization for his or her training. The training plan will outline what types of programs to attend, how many credit hours are needed and whether research-based learning programs and overseas education application consulting services are needed. After the training plan is completed, the assigned professional art teachers (including domestic and international professors and masters in relevant art industry) will structure and develop a tailored program schedule and curriculum for the student and guide him or her through the preparation of a portfolio step by step. Generally, our programs are structured to include fundamental courses, creativity courses and professional courses. Credit hours needed to finish each type of course may vary by student due to differences in their educational background, art-related skills, creativity and level of innovation as well as class performance.

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

Currently, the majority of our creativity and professional courses are delivered through a one-on-one model. We plan to develop more small-sized classes going forward to improve our teaching efficiency and profit margin, especially for fundamental courses where most of the course content can be standardized.

Generally, our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through third-party platforms; as an example, we provide online courses for students applying for art schools in Japan. After the outbreak of COVID-19, in order to avoid interruption of our services due to closedown of our training centers required by local government authority from time to time and for offering flexible options to students, we have converted some of the offline courses of our portfolio training services to online courses since February 2020 and provided options for students to take courses via online platforms. In particular, in 2022, the resurgence of COVID-19 in China resulted in city-wide lockdowns in a number of Chinese cities with heightened prevention measures adopted across China to curb the outbreak, and we also experienced temporary close-down of our training centers in several cities from time to time in response to such local sporadic outbreaks. As a result, we converted more offline courses to online courses and approximately 23.2% of our services were provided online in 2022. However, since late 2022, the Chinese government has relaxed COVID-19 control policies and our business returned to normal, and thus we provided most of our courses offline. In 2024, only approximately 3.8% of our services were provided online.

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

Digital Arts. Our digital arts portfolio training mainly includes training in the areas of animation, computer art, visual effects, game design, concept design and digital comics. A digital arts portfolio typically includes storyboards, character designs, 3D character modeling, scene design, design sketches, figure drawing, short animated films, short essays regarding games and finished key frames.

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

Research-Based Learning Services

We have offered research-based learning, mainly including overseas educational travel services, to our portfolio training students and other students since 2014. After the outbreak of COVID-19 in January 2020, we adjusted our products and began offering domestic educational travel services and other research-based learning services to students, and also developed programs with services rendered online. However, since late 2022, the Chinese government has relaxed COVID-19 control policies and our business returned to normal, and thus we have resumed to develop and provide offline research-based learning services to our students including overseas and domestic educational travel services. The research-based learning market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed research-based learning market in China is still developing and has high growth potential. We are looking to expand our overseas and domestic partnerships to develop more overseas and domestic educational travel and other research-based learning programs with different destinations and themes at variable length of time to match the needs of the growing market.

By providing research-based study through different learning styles in our research-based learning services, we bring art-related learning experiences to students of all ages and backgrounds. Traveling while researching and learning will help broaden students’ horizons, enrich students’ experiences, develop students’ interest in art, and improve students’ practical skills in art industry. Most applicants for overseas art programs have research-based learning experience or have showed interest in research-based learning services, as including valuable research-based learning experience or recommendation letters received after completing the projects creates highlights in their applications for overseas studies. Our research-based learning services currently are more directed towards students who are interested in studying art overseas, which enhance their skills and background while taking our portfolio training programs and overseas study counselling services simultaneously. We intend to expand our research-based learning services to serve a broader range of students who are interested in art going forward.

The types of research-based learning services provided by us mainly include academic educational learning, workshop experience, themed educational travel and other research-based learning programs. Typically, the duration of the services is from one to four weeks. The main destinations of our overseas travel-related services are the United States, the United Kingdom, Japan, Italy and other European countries. Our overseas travel-related services were adversely affected by the COVID-19 pandemic due to the global travel freeze resulted therefrom, and in response, we have developed more domestic educational travel services and planned on probing into more cities to allow students to study and explore within the territory of China. We have also made our research-based learning services available online so that students could still enjoy our services amid the COVID-19 pandemic. In late 2022, the Chinese government relaxed COVID-19 control policies, and cross boarder travel restrictions between China and other countries have been eased since then. As a result, we have resumed to develop and provide overseas and domestic educational travel services to our students. In 2024, we held various overseas programs, destinations of which included the United States, Japan, and the United Kingdom. Similar to 2023, we held the University of the Arts London (UAL) Summer School Program. The program included various short courses for students to choose from, and tours to prestigious universities and well-known museums and art galleries. Apart from the UAL Summer School Program, we also held two campus tours in the United States in late January and August 2024 respectively. The January Arts Study Tour to US Universities program took students on campus tours to nine universities and arts institutions, including Parsons School of Design and University of Southern California, and provided students the opportunity to talk face-to-face with professors and masters in various art fields. The August Ivy League Art Campus Tour included visits to 10 universities and arts institutions, such as Harvard University and Yale University, with premium college access session, and four mentor luncheons with industry leaders such as Warner Bros. and Netflix. These programs aimed to help students get the most authoritative application guidance, lay a solid foundation for their future application to their dream schools, and be able to experience the practice and wisdom of the industry.

Academic Educational Learning. We provide students with learning experience in reputable art schools, or chances to learn from famous professors or masters from various art industries through our multiple academic educational learning programs. Our academic educational learning services target high school or undergraduate students who intend to study abroad. Typically, our programs include summer camp and winter camp programs where students will visit reputable art schools and take specialized art courses taught by famous professors. We also invite admissions officers who are in charge of recruiting candidates to meet and communicate with students. We also provide online certificate programs where students attend courses jointly delivered by us and overseas prestigious art schools we have partnered with, and at the end of which, students will receive certificates from these art schools indicating their completion of the online certificate programs. Due to international travel restrictions and in response to the COVID-19 pandemic since 2020, we conducted the art school camps and admission officer events online, and along with the relaxation of travel restrictions after the pandemic, we resumed to develop and provide offline research-based learning services to our students.

Workshop Experience. We provide students with on-site and online workshop experiences in professionals’ studios or by working on art projects at our partner universities. Students practice in the areas they are interested in during the workshop and gain practical experience. Our workshop experience targets high school or undergraduate students who intend to study abroad.

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach relevant knowledge to cultivate students’ interest in art, or guide students to conduct research online or on-site on specific art themes. For example, in July 2024, we organized students to conduct field research in Dunhuang, Gansu Province, visiting Mogao Caves, studying the skillful sculpture and mural paintings, and creating painted sculptures and mineral ore paintings. In the same month, we also organized students for a field trip in west Sichuan Province, learning from inheritors of intangible cultural heritage about Thangka painting, admiring the murals and sculptures of ethnic minority group, and experiencing stone carving and coloring. Students also had the chance to talk to sky burial masters and learn about different views of life. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and help them acquire art-related knowledge and appreciations.

Overseas Study Counselling Services

We primarily offer art-related overseas study counselling services to students as part of our comprehensive service package. The overseas study counselling market in China has witnessed growth in recent years, driven by the rapid growth of students looking to study overseas. Riding on the demand of overseas study, we believe art-related overseas study counselling services will have considerable growth potential as well. Being a portfolio training service provider, we possess professional knowledge in choosing art schools and programs and will better serve students applying in this area. We provide counselling advice in both academic and practical aspects and help students make decisions from the application stage through to the admission stage. Typically, our services include the following:

●	Background Development. We set a customized timetable for applicants, which mainly includes scheduling for portfolio preparation, language tests, internships and paperwork preparation. We also recommend and introduce our other services to the applicants according to the needs of such applicant.
●	University and Program Selection. We offer guidance on university and program selection based on the individual academic background, personality, career goal and other factors of each student.
●	Paper Writing. We help students develop professional content and logical layout of their personal statements, resume, recommendation letters and other paperwork for art school applications.
●	Interview Simulation. We provide sample interview questions that have previously been used and help students practice the interview process.
●	Application Preparation. We present a checklist of documents required in school applications for students to prepare, such as graduation certificate and proof of deposits.

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

Junior Art Education. Our junior art education services aim to provide art-related tutoring courses for junior students from ages three to 12, which are mainly designed to supplement students’ regular school curriculum and help students cultivate and enhance their interest in art. Our primary subject for junior art education is painting. We disposed of our junior art education business by disposing of our 100% equity interest in Nuobi Education in October 2024 in order to focus our efforts on growing our core international education services business.

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2024, we have a total of 1,136 teachers, including 169 full-time employees and 967 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations. Most of our teachers have graduated from reputable domestic or overseas universities with master’s degrees in China, the United Kingdom, the United States, Japan or other countries. Around 44% of our full-time teachers have over five years of related experience in the art industry, while around 16% of our full-time teachers have over three years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess our teacher candidates on a wide set of criteria, including, among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. Since 2020, we have established a centralized management system to allocate the national teaching resources for our domestic training center network, through which we manage and oversee the procurement sharing and development of teaching resources as well as to ensure consistency in the quality of our education. Currently, we rank our full-time teachers of portfolio training services in 10 levels, classified by educational background, social experience, teaching completion efficiency and teaching quality, and we offer different salary and compensation for teachers at different levels. The top five levels constitute around 80% of our full-time teachers. During the daily operations, we will flexibly adjust the teaching form and course arrangement of different levels of teachers to meet the actual needs of different students.

Our teachers deliver courses to students to equip them with fundamental knowledge and skills, aesthetic appreciation for art, creative thinking capabilities, critical thinking abilities, professional skills, craftsmanship, software techniques and studio practice skills. We have also developed a systematic orientation training program and on-the-job training sessions, which reinforce the capabilities of our instructors to deliver our services effectively and assist students with learning efficiently. Our teachers’ retention, compensation and promotion are largely based on their performance. We offer our teachers performance-based compensation packages and provide them with career advancement prospects within ACG. We intend to continue leveraging our teaching resources within our nationwide network to ensure consistency in teaching quality.

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

Our Customers

Our customers primarily consist of high school and undergraduate students who intend to pursue overseas undergraduate or graduate art studies. For our portfolio training services, research-based learning services and overseas study counselling services, our customers are mainly high school and undergraduate students. We also provide services to certain other students. For in-school classes, we mainly target junior-level high school students, who may be interested in pursuing creative art studies in the future. For junior art education, our primary customers are junior students from ages three to 12. We plan to extend our service life-cycle and expand our customer range, through adjusting our products and introducing new services, such as internships, opportunities or employment referrals for job-hunting candidates, interest-based learning courses for the younger market, etc.

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

Undergraduate Student Customers. We primarily provide portfolio training services, research-based learning services, overseas study counselling services and other educational services to undergraduate students who aim to pursue overseas graduate studies in art. The majority of the undergraduate students enrolled in our services have studied art-related majors in domestic universities or professional art colleges and aim to pursue overseas graduate studies in the arts, while the remaining have studied in other majors but desire to transfer to art programs in overseas graduate schools. Most undergraduate students have gained a certain amount of art-related expertise during their undergraduate art studies. As a result, while they still rely on our services, resources and guidance to improve their applications for overseas art programs, they tend to care more about the cost-effectiveness of our services and products and usually only purchase the types of our services they need instead of purchasing for the full package.

Other Customers. For the fiscal year ended December 31, 2024, we also had enrollments from other students and non-student customers besides high school and undergraduate students. These customers covered a wide range in age and primarily enrolled in our research-based learning and junior art education programs.

Our Training Center Network

We operate 20 training centers in 19 major cities in China as of April 3, 2025. We deliver our educational services to students primarily through our training center network, and we may further expand our training center network in China and abroad to increase our market penetration and market share depending on the operation needs in the future.

*	Domestic business footprint of ACG as of April 3, 2025

Our training center network covers 19 major cities, 15 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian and Shenyang, accounting for 34% of our total student enrollment. Beijing has two training centers representing 26% of our total student enrollment in fiscal year ended December 31, 2024.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 21% of our total student enrollment in fiscal year ended December 31, 2024.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 26% of our total student enrollment in fiscal year ended December 31, 2024.

Western China: Xi’an, Kunming, Chongqing and Chengdu, accounting for 19% of our total student enrollment in fiscal year ended December 31, 2024.

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

Internet and Mobile Advertisement. We advertise on the mainstream online search engines to promote our services to potential students and to those who actively search keywords relevant to portfolio training, art study, etc. We also advertise through social media platforms to potential students, including, without limitation, Dianping, TikTok and Little Red Book. Internet and mobile advertising are also important marketing methods for us to acquire new students. For example, we produce some free or low-price short teaching videos which introduce art-related knowledge, and upload them to internet platforms, such as our official WeChat account, official website, and other third-party platforms, to attract potential students.

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

Competition

The market for art-related educational services, and portfolio training services in particular, has quickly ramped up in recent years and is currently undergoing fierce competition with all players aggressively up-scaling. Market players can be classified into leading players, other organized players and individual studios.

We believe we are one of the leading players in the portfolio training market in terms of, among others, geographic coverage, product breadth, and student enrollment. In research-based learning services and other creative arts-related international education services, we are also a player with competitive edges. Our main competitors are other domestic and international art training institutions and organizations, which focus on some of our targeted markets. We also face potential competition from small to middle-sized organized players and individual studios.

We compete primarily on the basis of branding and student acquisition, training quality, faculty, training center coverage, product breadth and pricing, among which, branding and training quality is generally regarded as the most important factor. We believe that we increased our competitive edges with our brand and reputation, which typically tend to engender the trust of clients, and play a role in helping us maintain and recruit prominent teachers and employees. We believe that our competitive advantages include our “ACG” brand, high admission rate to art institutions, qualified faculty, competitive training quality and comprehensive product mix. However, our competitors may establish brands that have wider recognition than us, develop marketing and sales methods that are more effective than ours, introduce new products and services that have better performance and hence gain broader acceptance, hire and retain more qualified teachers, offer more satisfactory training center environments or lower prices to students, which may cause us to lose our market share.

Seasonality

We have experienced and expect to continue to experience slight seasonal fluctuations in our revenues and results of operations, with the quarter ending March 31 typically having relatively lower revenues compared with the other quarters primarily for our portfolio training services. This is primarily because fewer students take classes in January and February due to spring festival holidays in China, and some students have already completed their application to study art overseas in December of the previous year.

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

As of April 3, 2025, we and the VIE have registered 162 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of April 3, 2025, we have registered 61 software copyrights and five work copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China.

As of April 3, 2025, we and the VIE have also registered 40 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

Regulation

This section sets forth a summary of the most significant laws, regulations, policies and requirements that affect our business activities in China, the industries in which we operate, and our shareholders’ right to receive dividends and other distributions from us.

Education Law of the PRC

On March 18, 1995, the NPC, enacted the Education Law of the PRC, or the Education Law, which was first amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other education institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. The Education Law was further amended on December 27, 2015, which became effective on June 1, 2016, and was subsequently amended on April 29, 2021, which became effective on April 30, 2021. The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

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

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents and electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsors require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

The Decision of the Standing Committee of the NPC on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and has come into force on September 1, 2017.

Under the Amendment, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amendment, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force.

The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;
●	sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools, and all operation surplus of non-profit schools shall be used for the operation of the schools;

●	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal government;
●	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;
●	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;
●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students, etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments, etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools’ annual inspections.

On December 30, 2016, the MOE, MCA, SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

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

Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education

On July 24, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinion, which sets out a series of operating requirements on after-school tutoring institutions focusing on compulsory education, including, among other things, (i) local government authorities shall no longer approve any new Academic AST Institutions, and all the existing Academic AST Institutions shall be registered as non-profit entities, and local government authorities shall no longer approve any new after-school tutoring institutions providing tutoring services on academic subjects for pre-school-age children and students in grade 10 to 12; (ii) online Academic AST Institutions that have filed with the local education administration authorities will be subject to review and re-approval procedures by competent government authorities, and any failure to obtain such approval will result in the cancellation of its previous filing and ICP license; (iii) Academic AST Institutions are prohibited from raising funds by listing on stock markets or conducting any capitalization activities, and listed companies are prohibited from investing in Academic AST Institutions through capital markets fundraising activities, or acquiring assets of Academic AST Institutions by paying cash or issuing securities; (iv) foreign capital is prohibited from controlling or participating in any Academic AST Institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities; (v) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks, or engage foreign teachers residing overseas to carry out training activities; (vi) fees charged for academic subjects tutoring in compulsory education will need to follow the guidelines from the government to prevent any excessive charging or excessive profit-seeking activity; and (vii) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services. The Opinion further provides that administration and supervision over academic after-school tutoring institutions for students in grades 10 to 12 shall be implemented by reference to the relevant provisions of the Opinion.

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

On September 9, 2021, the MOE and the Ministry of Human Resources and Social Security jointly formulated the Administrative Measures for Employees of After-School Tutoring Institutions (Trial Implementation). The employees of after-school tutoring institutions refer to the staff in the institutions that carry out after-school tutoring for primary and secondary school students and preschool children over the age of three according to regulations, including teaching staff, teaching and research staff and other staff. In principle, the full-time teaching, teaching and research staff of after-school tutoring institutions shall not be less than 50% of the total number of employees in the institution. For offline tutoring for primary and secondary school students, in principle, the full-time teaching staff per class shall not be less than 2% of the number of students; for offline training for preschool children over three years old, in principle, full-time training staff per class shall not be less than 6% of the number of children. After-school tutoring institutions shall publicly make a written commitment that the recruitment of practitioners complies with the provisions of relevant measures.

The Opinion requires that local government authorities shall (i) classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively; (ii) formulate standards for different categories of non-academic subjects; and (iii) conduct strict examination before granting any permission. As of the date of this annual report, in order to implement the Opinion, certain local government authorities, including some of the areas where we have training centers such as Guangdong Province, Jiangsu Province, Yunnan Province, Sichuan Province and Liaoning Province, have promulgated rules that require non-academic after school tutoring institutions in areas for K-12 students, such as art, music, among others, to obtain private school operating permit or prior approvals for non-academic after school tutoring institutions from local competent authorities. For example, on August 2, 2021, the Department of Educational of Guangdong Province issued a notice which provides local educational administration authorities shall approve the activities conducted by non-academic after school tutoring institutions involving non-academic subjects such as physical education, art, etc, in accordance with the relevant laws and regulations and issue operating permit accordingly; further, on December 9, 2022, the Department of Educational of Guangdong Province and other government authorities jointly issued the Approval Procedure Guidance for Operating Permit Application of Non-academic After School Tutoring Institutions (Trial Implementation), which, provides, among others, the non-academic after school tutoring institutions that provide training for primary, middle and high school students may apply for an operating permit if they meet the standards provided in the Amended Private Education Law. On November 8, 2023, the Department of Education of Liaoning Province and other government authorities jointly issued the Management Measures for Non-academic After School Tutoring Institutions Targeting Primary and Secondary Middle School Students of Liaoning Province, which came into effect on December 1, 2023, and provides that, among others, the non-academic after school tutoring institutions providing art training to primary and secondary middle school students and pre-school children aged three and above shall apply for an operating permit from local education administration authorities at county level. On March 15, 2024, the Beijing Municipal Bureau of Culture and Tourism and the Beijing Municipal Commission of Education issued the Standards for the Establishment of Cultural and Artistic After School Tutoring Institutions in Beijing (Trial), which provides that, a cultural and artistic after school tutoring institutions that targets to provide training to primary and secondary middle school students and pre-school children aged three to six shall obtain the administrative license from the district level education administrative department for the establishment of offline cultural and artistic after school institutions.

In addition, the PRC government authorities are also enhancing regulation on the non-academic after school tutoring institutions. On March 3, 2022, the MOE, National Development and Reform Commission, or NDRC, and SAMR jointly issued the Notice on Regulating Non-Academic After School Tutoring Institutions, which provide that, among others, (i) non-academic after school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after school tutoring institutions shall ensure that training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after school tutoring institutions shall use model service contract, strictly perform contractual obligations and self-regulate their own charging behaviors; (v) non-academic after school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety. Further, on November 30, 2022, the MOE and other 12 PRC government authorities jointly issued the Opinions on Regulating Non-Academic After School Tutoring Institutions for Primary, Middle and High School Students, which provides and reiterates that, among others, (i) local government authorities shall classify non-academic subjects according to the categories of sports, culture and art, science and technology and other non-academic subjects and designate the competent authorities responsible for administering such non-academic after-school tutoring institutions respectively; (ii) non-academic after school tutoring institutions shall meet certain conditions in respect of training place, training staff and operations; (iii) online non-academic after-school tutoring institutions shall obtain the approval from competent government authority at provincial level before incorporation registration and obtain approval from telecommunication authority at provincial level for conducting internet information services, and offline non-academic after-school tutoring institutions shall obtain the approval from the competent government authority at county level before incorporation registration; (iv) non-academic after school tutoring institutions shall ensure that training contents are suitable for the age, mental and physical characteristics and cognitive level of students; and (v) all the pre-collection of fees by non-academic after school tutoring institutions shall be deposited to the special account for fee collection. Moreover, as of the date of this annual report, certain local government authorities (including some of the areas where we have training centers, such as Guangdong Province, Jiangsu Province, Shandong Province, Yunnan Province, Sichuan Province and Liaoning Province) have promulgated specific rules to regulate the market access and operation activities of non-academic after school tutoring institutions, which typically specify the various requirements in relation to market access, training place, teachers, teaching materials, pre-collection of training fees, etc. On August 23, 2023, the MOE issued Provisional Measures of Administrative Penalty for After School Training, which came into effect on October 15, 2023, and set out the general requirements for administrative penalties for illegal after school tutoring operated by any natural person, legal person or other organization that is offered to preschool children over three years of age, and primary and secondary school students. Such measures provide that, among others, any natural person, legal person or other organization that conducts after school training without obtaining approval and meets all of the following conditions is subject to an order of competent government authorities to cease the operation and refund the fees and fines: (i) there are special training place(s) for offline training and specific website(s) or application(s) for online training; (ii) there are more than two training staff members; and (iii) there are corresponding organizational structure and division of labor. However, the interpretation of the foregoing notice, opinions and rules remain unclear in several respects at this time, and especially, it is unclear if the foregoing notice, opinions and rules are applicable to private education institutions mainly focusing on art education for high school and undergraduate students for the purpose of overseas study like us. If the foregoing notice, opinions and rules also apply to us, failure to comply with the relevant provisions therein may lead to administrative measures by the competent authorities and thus may materially and adversely impact our business and financial outlook. In addition, if the foregoing notice, opinions and rules also apply to us, we would be subject to the limitation for the pre-collection of training fees, and the cost of our training centers would increase to meet various requirements for training place, teachers and teaching materials, and our financial condition may therefore be adversely impacted.

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

Guidelines for Overseas Educational Travel Participated by Primary and Middle School Students (Trial)

On July 15, 2014, the MOE promulgated the Guidelines for Overseas Educational Travel Participated by Primary and Middle School Students (Trial), or the Guidelines, which became effective on July 15, 2014. Under the Guidelines, overseas educational travels participated in by primary and middle school students means, by adapting to the characteristics of primary and middle school students and the educational needs, programs that organize primary and middle school students to go overseas to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other activities that help students expand their horizon and promote enrichment and enhancement, in the manner of group travel and group accommodation during the academic semesters or vacations. Overseas educational travels attended by primary and middle school students shall follow the principles of safety, civility and efficiency. The schedule for study, from the perspective of both the content and the duration, shall be no less than one-half of the total schedule. The organizer shall choose legitimate and qualified cooperation institutions, stress the importance of safe education, and appoint a guiding teacher for each group. The organizer shall apply the rules of cost accounting, notify the students and their supervisors of the composition of the fees and expenses, and enter into an agreement as required by law. The school and its staff shall not seek any economic benefit from organizing its own students to attend an overseas educational travel.

Regulations on Tourism

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group throughout the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised on November 29, 2020, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, “travel agent” shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include, but not limited to, arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent that engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. In the event that any person is engaged in tourism business without holding the permits required, the competent administrative department or branch of SAMR may order such person to obtain the permits required, confiscate the illegal income from such business and impose fines to such person. On November 19, 2024, the General Office of the Ministry of Culture and Tourism issued the Notice on Promoting the Healthy Development of Travel Agency Research-based Tourism Business, providing that travel agencies shall choose qualified suppliers and partners and shall evaluate the service capabilities of the partners, which does not require our PRC subsidiaries to obtain travel agency permits. With respect to our research-based learning services, we cooperate with third-party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding, while we are also engaged in certain travel-related activities ourselves, such as attracting and organizing students and arranging for some transport services. Under the current law rules, it is not clear whether we are required to obtain a travel agency permit.

Regulations Relating to Internet Content and Information Security

Internet content in China is regulated and restricted by the PRC government. The Administrative Measures on Internet Information Services, which were amended in 2011 and 2024 respectively, specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report it to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. In 2009, the Standing Committee of the NPC enacted the Decision of the Standing Committee of the NPC on Preserving Computer Network Security, which may subject violators to criminal punishment for any effort to (i) gain improper entry into a computer or system of strategic importance, (ii) disseminate politically disruptive information, (iii) leak state secrets, (iv) spread false commercial information, or (v) infringe intellectual property rights.

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law, which took effect on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. On September 12, 2022, the CAC published the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. As of the date of this annual report, the Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. On May 28, 2019, the CAC promulgated the Draft Data Security Administrative Measures. According to the Draft Data Security Administrative Measures, cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, fulfill the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop emergency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security.

On April 13, 2020, the CAC, the MIIT and certain other government authorities jointly promulgated the Measures for Cybersecurity Reviews, which took effect on June 1, 2020, or the Prior Cybersecurity Review Measures. The Prior Cybersecurity Review Measures requires that critical information infrastructure operators purchasing network products and services, which affects or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On December 28, 2021, CAC published the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Prior Cybersecurity Review Measures. Under the Cybersecurity Review Measures, the scope of cybersecurity reviews is extended to also cover internet platform operators engaging in data processing activities that affect or may affect national security. The Cybersecurity Review Measures further requires that any internet platform operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information; and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed. We believe we would not be subject to the cybersecurity review by the CAC, given that (i) we do not possess a large amount of personal information in our business operations, and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.”

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

As the Amended Measures for the Administration of Internet Information Services (Draft for Comments) has not been adopted, and it remains unclear whether the formal versions to be adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted, or implemented, or how they will affect us.

On September 24, 2024, the State Council promulgated the Network Data Security Regulations, which took effect on January 1, 2025. These regulations refine the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law, and introduce supplementary or innovative provisions that can be further detailed in administrative regulations. The Network Data Security Regulations also add new rules for the notification and reporting of network data security risks and incidents, as well as enhanced security protection requirements for data flow and important data security.

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of April 3, 2025, we have registered 40 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing requirements, but the new requirements are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet content provision operators are required to cease any collection or use of the user personal information and de-register the relevant user account when a given user stops using the relevant internet service. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or unlawfully selling or providing such information to other parties. In addition, if an internet content provision operator appoints an agent to undertake any marketing and technical services that involve the collection or use of personal information, the internet content provision operator is still required to supervise and manage the protection of such information. As for penalties, violators may face warnings, fines, and disclosure to the public and, in most severe cases, criminal liability under the order.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the NPC in August 2015, which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to the internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to a criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. And any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situations.

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

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Several Issues concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which further clarified the meaning of certain terms of Article 253A of the Criminal Law, including, but not limited to, the terms of “personal information of a citizen,” “one providing citizen’s personal information” and “serious case.”

On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under 14 years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties. On the other hand, pursuant to the Personal Information Protection Law, personal information processors who transfer personal information out of mainland China for business and other needs shall satisfy one of the following conditions: (i) passing the security assessment by the national cyberspace authorities; (ii) being certified by professional organizations for personal information protection; (iii) entering into contracts providing the rights and obligations of both parties with overseas recipients in accordance with the standard contract formulated by the national cyberspace authorities; and (iv) other conditions specified by laws, administration regulations and the national cyberspace authorities.

On July 7, 2022, the CAC issued the Security Assessment Measures, which took effect on September 1, 2022. The measures provide that the following four types of cross-border transfers of important data or personal information generated from or collected in mainland China should be subject to a security assessment, which include (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than one million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which a security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the amount of personal information (including sensitive personal information) transmitted by the Company, its subsidiaries and the VIE across the border is relatively small, and none of them has received any notice from the national cyberspace authorities requiring them to conduct a security assessment. On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Model Contract Provisions with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provisions, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) non-critical information infrastructure operator; (ii) possessing personal information of less than one million users; (iii) a personal information processor who has, since January 1 of the previous year, transferred personal information of less than 100,000 individuals overseas cumulatively; and (iv) a personal information processor who has, since January 1 of the previous year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct a personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within ten days after the effective date of such model contract with the local competent authority. The Model Contract Provisions stipulates a six-month period starting from June 1, 2023 to rectify noncompliance prior to June 1, 2023.

On March 22, 2024, the CAC issued the Cross-border Data Flow Provisions, which took effect on the same date. The Cross-border Data Flow Provisions provide updated thresholds for the four types of cross-border transfers of important data or personal information generated from or collected in mainland China that should be subject to a security assessment, which include: (i) a critical information infrastructure operator to transfer personal information or important data; (ii) a data processor other than a critical information infrastructure operator to transfer important data overseas; (iii) a data processor who has, since January 1 of the current year, transferred personal information of more than 1 million individuals overseas cumulatively; or (iv) other circumstances under which a security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

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

On September 6, 2024, the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, jointly promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Edition) (the “2024 Negative List”), which came into effect on November 1, 2024 and replaced the negative list provided under the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Edition). The 2024 Negative List remains unchanged with respect to the education industry.

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

In addition, SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the related foreign exchange administration rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which tightens the regulation over settlement of the fund which is raised from overseas offerings such as our initial public offering and follow-on public offering and is transferred back to China and requires that the settlement of such fund must be consistent with the description in the prospectuses for the initial public offering and follow-on public offering. Furthermore, SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013. According to Circular 21, SAFE has simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, receipt and payment, settlements and sale of foreign exchange in relation to foreign direct investment.

SAFE promulgated the SAFE Circular 19 on March 30, 2015, which abolished Circular 142. According to SAFE Circular 19, up to all of the foreign exchange capital in the capital account of FIEs can be settled at the banks based on the actual operation needs of the FIEs. The capital in Renminbi obtained by FIEs from the discretionary settlement of foreign exchange capital shall be managed under the account pending foreign exchange settlement payment. The expenditure scope of such account includes the expenditure within the scope of business, the payment of the capital of domestic equity investment and deposits in Renminbi, the repayment of the used loans in Renminbi, the purchase payment of foreign exchange or direct external repayment of foreign debts or other expenditure approved by the foreign exchange bureaus, but the capital of FIEs and capital in Renminbi obtained by them from a foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by laws and regulations; (iii) directly or indirectly used for granting the entrust loans in Renminbi (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and (iv) paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Pursuant to SAFE Circular 13, an annual foreign exchange inspection of direct investment is not required anymore, and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to directly examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued the SAFE Circular 16, effective from June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

On December 4, 2023, SAFE issued the Notice for Further Deepening Reform and Promoting Cross-Border Trade and Investment Facilitation, or SAFE 2023 Circular 28. Among others, SAFE 2023 Circular 28 stipulates measures to facilitate the payment and use of funds from equity transfer under domestic reinvestment and proceeds from overseas listing by FIEs, which provision came into effect on June 3, 2024.

On April 3, 2024, SAFE issued the Notice for Optimizing the Management of Trade Foreign Exchange Business, or SAFE 2024 Circular 11, which became effective on June 1, 2024. Among others, SAFE 2024 Circular 11 stipulates measures to optimize the management of foreign exchange business trade, simplify and relax the procedures of cross-border trade business for business entities.

On July 7, 2024, MOFCOM, the People’s Bank of China, the National Financial Regulatory Administration and SAFE promulgated the Opinion on Strengthening Business and Financial Coordination to More Greatly Support High-Quality Development of Cross-Border Trade and Investment, which proposed to facilitate cross-border trade and investment development, and optimize the payment and settlement environment for enterprises.

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

Our significant shareholder, Xiaofeng Ma, has previously completed his registration with SAFE and has submitted relevant materials to update his registration, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37, and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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

On February 24, 2023, the CSRC and other PRC governmental authorities issued the Confidentiality Provisions, which came into effect on March 31, 2023 and provides that domestic enterprises that issue securities overseas directly or indirectly and that provide publicly disclose files and documents containing state secrets and work secrets of the authorities to relevant securities companies, securities service agencies, foreign regulatory agencies and other institutions and individuals or do so through its overseas listing entities, shall obtain the approval of the competent authorities, and file with the competent confidentiality administrative authorities. Although we believe we are currently not required to obtain permission from any of the PRC central or local government and have not received any notice of denial of permission to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges if the relevant laws, regulations or interpretations change in the future, and even when such permission is obtained, whether it will be denied or rescinded.

On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company.

Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis; and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the filings after the initial public offering, the issuer’s designated Chinese domestic entity shall submit relevant requisite documents, including, but not limited to, the filing report and legal opinion, and provide the true, accurate and complete information of shareholders. Noncompliance of the filing requirements will lead to penalties imposed on the Chinese domestic companies, the controlling shareholder and the actual controller of the Chinese domestic companies, and officers in charge and other related responsible persons. The potential penalties for the Chinese domestic companies include fines within the range from RMB1 million to RMB10 million. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. As the interpretations and implementation of Overseas Offering and Listing Measures involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities after March 31, 2023.

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

D. Property, Plant and Equipment

The principal executive offices of our China businesses is Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui 230051, China. We occupy and operate through our training center network with an aggregate of approximately 17,659 square meters of space in various cities in China; major ones include, Beijing, Shanghai, Chengdu, Wuhan and Nanjing, all of which are leased. We also own 2,124 square meters office space, with 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, or the Gongyuan Real Estate Property. The office space on the 8th floor and 16th floor of the Gongyuan Real Estate Property is in use. In November 2024, we mortgaged the 16th floor of Gongyuan Real Estate Property to Shanghai Pudong Development Bank Co., Ltd. Beijing Branch for the general credit line of RMB17.0 million, and as of April 3, 2025, we have drawn down credit line of RMB13.0 million. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We generated revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services. Our services are conducted primarily through Huanqiuyimeng and its subsidiaries. We disposed of our K-12 education assessment business in June 2021 and most of the foreign language training business and all junior art education business, which were classified under the category of the other educational services, in July 2022 and October 2024, respectively, to focus our efforts on growing our core art-related international education services business.

Our net revenues were RMB206.8 million, RMB221.6 million and RMB268.1 million ($36.7 million) in the fiscal years ended December 31, 2022, 2023 and 2024, respectively. We had net loss of RMB48.6 million, RMB33.7 million and RMB36.1 million ($4.9 million) in the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

●	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
●	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
●	our capability to develop and create content that can accommodate needs of potential students, in the classroom, online and in hybrid settings;

●	our ability to provide effective creative arts-related international education services and control sales and marketing expenses;
●	recognition in the marketplace for services we deliver and branding we have established; and
●	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

●	our share-based compensation;
●	the impacts of PRC tax policies, including certain preferential tax rates;
●	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
●	the impacts of strategic investments and acquisitions;
●	our ability to maintain similar margins, locate students, etc.;
●	the impact of political tensions between the United States and China;
●	the impact of international tensions and conflicts generally; and
●	the impact of the COVID-19 pandemic or other similar pandemics or natural disasters. Please see “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results” in this annual report for more details.

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services in the fiscal year ended December 31, 2024. Our net revenues are presented net of PRC VAT. The following table sets forth our net revenues from our continuing operations for the periods presented.

The COVID-19 outbreak in China occurred in late January 2020. It had material adverse impacts on our revenues for the fiscal year ended December 31, 2022. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — The outbreak of COVID-19 and any future outbreak of severe acute respiratory syndrome, avian flu or coronavirus in China, or similar adverse public health developments, may disrupt our business and operations and adversely affect our financial results.”

	For the fiscal year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net Revenues
Portfolio training services	153,136	166,449	199,326	27,308
Research-based learning services	3,722	6,513	14,949	2,048
Overseas study counselling services	24,975	28,993	32,287	4,423
Other educational services	24,658	19,664	21,498	2,945
Other services	330	—	—	—
Total net revenues	206,821	221,619	268,060	36,724

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

Research-based Learning Services

We derive research-based learning services revenues primarily from research-based learning services fees charged to our students, who mainly consist of our portfolio training students and other students interested in educational travels and research-based learning projects. Our research-based learning services primarily include academic educational learning, workshop programs and themed educational travel services. In the fiscal year ended December 31, 2022, our research-based learning services were primarily delivered online because of the impact of the COVID-19 pandemic. However, since late 2022, the Chinese government has relaxed COVID-19 control policies and our business returned to normal, and thus we have resumed to develop and provide offline research-based learning services to our students including overseas and domestic educational travel services. Currently, research-based learning services are conducted mainly in summer with a lesser amount in winter and the other seasons during the year.

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

Other Educational Services

We derived our other educational services revenues primarily from services provided to students for in-school classes, junior art education, and certain other education related services. In-school classes are designed to partner with international schools to provide professional art courses in the in-school art-related classes. Junior art education services are designed to provide art-related tutoring courses for junior students from ages three to 12. We disposed of most of the foreign language training business and all of the junior art education business in July 2022 and October 2024 respectively, to focus on growing our core art-related international education services business.

The most significant factors that affect our other educational services revenues include the unit price level of the various other educational services that we charge our customers, the amount of credit hours we deliver to our customers and the measurement of progress for various services delivered during reporting periods.

Other Services

Other services primarily include offerings outside of our educational services. These services represent only a minor portion of our revenues and do not occur on an annual basis.

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

	For the fiscal year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net Revenues	206,821	100.0%	221,619	100.0%	268,060	36,724	100.0%
Cost of Revenues	104,316	50.4%	106,962	48.3%	126,795	17,371	47.3%
Gross Profit	102,505	49.6%	114,657	51.7%	141,265	19,353	52.7%

Cost of revenues primarily consists of (1) teaching fees, payroll and compensation to teaching support staff and administrative staff from training centers, performance-linked bonuses paid to teachers and rental payments for training centers as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and other services.

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

Other Operating Income, Net

For the fiscal year ended December 31, 2022, rental income net of rental cost was classified as “other operating income, net” as a result of the adoption of revenue guidance ASC 606, effective January 1, 2018. Lease guidance ASC 842 was also adopted, effective January 1, 2019. We recorded nil rental income for the fiscal years ended December 31, 2023 and 2024.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended December 31, 2022, 2023 and 2024. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

Under applicable Chinese tax laws, FIEs and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No. 76, which provides that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to 10 years instead of five years. The WFOE, as an HNTE is eligible to apply for the above preferential tax rules and carry forward tax losses up to 10 years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2024, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

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

PRC Value-Added Tax (“VAT”). On March 24, 2016, the MOF and SAT promulgated the Circular Regarding Overall Promotion of Pilot Practice of Replacing Business Tax with Value Added Tax, effective on May 1, 2016. The net revenues (i.e., VAT excluded) generated from services provided by our PRC subsidiaries are generally subject to VAT at a rate of 6%, with some of our small-scale taxpaying subsidiaries subject to VAT at a rate of 3%.

Results of Operations

The following table and period to period comparison and discussion set forth a summary, for the periods presented, of our consolidated results of operations and with each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year
	ended December 31,
	2022		2023		2024
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(In thousands, except for percentages)
Net revenues	206,821	100.0%	221,619	100.0%	268,060	36,724	100.0%
Cost of revenues	104,316	50.4%	106,962	48.3%	126,795	17,371	47.3%
Gross profit	102,505	49.6%	114,657	51.7%	141,265	19,353	52.7%
Operating expenses:
Research and development	6,791	3.3%	4,630	2.1%	3,703	507	1.4%
Sales and marketing	75,266	36.4%	78,737	35.5%	99,893	13,685	37.3%
General and administrative	77,051	37.3%	72,817	32.9%	80,888	11,082	30.2%
Total operating expenses	159,108	76.9%	156,184	70.5%	184,484	25,274	68.9%
Other operating income, net	16	0.0%	31	0.0%	175	24	0.1%
Loss from operations	(56,587)	(27.4)%	(41,496)	(18.7)%	(43,044)	(5,897)	(16.1)%
Gain (loss) on disposal of subsidiaries and others	1,309	0.6%	—	—	(438)	(60)	(0.2)%
Interest income, net of interest expenses	757	0.4%	979	0.4%	1,001	138	0.4%
Foreign currency exchange gains (losses), net	5	0.0%	(5)	0.0%	(19)	(3)	0.0%
Loss before income taxes	(54,516)	(26.4)%	(40,522)	(18.3)%	(42,500)	(5,822)	(15.9)%
Income tax benefit	(5,922)	(2.9)%	(6,811)	(3.1)%	(6,402)	(877)	(2.4)%
Net loss	(48,594)	(23.5)%	(33,711)	(15.2)%	(36,098)	(4,945)	(13.5)%
Net loss attributable to ATA Creativity Global	(47,893)	(23.2)%	(33,660)	(15.2)%	(36,098)	(4,945)	(13.5)%

	For the fiscal year
	ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Basic and diluted loss per common share	(0.76)	(0.54)	(0.57)	(0.08)

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

Net Revenues

Our total net revenues increased by RMB46.5 million, or 21.0%, to RMB268.1 million ($36.7 million) in the fiscal year ended December 31, 2024 from RMB221.6 million in the fiscal year ended December 31, 2023. This was primarily due to increased revenue contributions from portfolio training programs, research-based learning services, as well as overseas study counselling services.

Cost of revenues

Our cost of revenues increased by RMB19.8 million, or 18.5%, to RMB126.8 million ($17.4 million) in the fiscal year ended December 31, 2024 from RMB107.0 million in the fiscal year ended December 31, 2023, primarily due to an increase in the number of teaching staff and outsourcing costs mainly attributable to research-based learning services.

Gross Profit

Our gross profit increased by RMB26.7 million, or 23.3%, to RMB141.3 million ($19.3 million) in the fiscal year ended December 31, 2024 from RMB114.6 million in the fiscal year ended December 31, 2023.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses increased by RMB8.1 million, or 11.1%, to RMB80.9 million ($11.1 million) in the fiscal year ended December 31, 2024 from RMB72.8 million in the fiscal year ended December 31, 2023, mainly as a result of higher professional fees and business expansion related expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB21.2 million, or 26.9%, to RMB99.9 million ($13.7 million) in the fiscal year ended December 31, 2024 from RMB78.7 million in the fiscal year ended December 31, 2023, primarily driven by the expansion of our sales team, which contributed to higher sales, as well as an increase in marketing events.

Research and Development Expenses. Our research and development expenses decreased by RMB0.9 million, or 19.6%, to RMB3.7 million ($0.5 million) in the fiscal year ended December 31, 2024 from RMB4.6 million in the fiscal year ended December 31, 2023, primarily due to the decrease in system development fee, which development was completed in the second quarter of 2024.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses, remained RMB1.0 million ($0.1 million) in the fiscal year ended December 31, 2024, compared to RMB1.0 million in the fiscal year ended December 31, 2023.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange loss of RMB18,989 ($2,601) in the fiscal year ended December 31, 2024, compared to a net loss of RMB4,876 in the fiscal year ended December 31, 2023.

Income Tax Benefit

Income tax benefit decreased by RMB0.4 million, or 5.9%, to RMB6.4 million ($0.9 million) in the fiscal year ended December 31, 2024 from RMB6.8 million in the fiscal year ended December 31, 2023, primarily due to the increase in valuation allowance. The effective income tax rate was 15% in the fiscal year ended December 31, 2024 compared to 17% in the fiscal year ended December 31, 2023.

Net Loss

As a result of the above factors, we had a net loss of RMB36.1 million ($4.9 million) in the fiscal year ended December 31, 2024, compared to a net loss of RMB33.7 million in the fiscal year ended December 31, 2023.

We had basic and diluted loss per common share of RMB0.57 ($0.08) in the fiscal year ended December 31, 2024 compared to basic and diluted loss per common share of RMB0.54 in the fiscal year ended December 31, 2023.

Fiscal Year Ended December 31, 2023 Compared to Fiscal Year Ended December 31, 2022

Net Revenues

Our total net revenues increased by RMB14.8 million, or 7.2%, to RMB221.6 million in the fiscal year ended December 31, 2023 from RMB206.8 million in the fiscal year ended December 31, 2022. This was primarily due to an RMB13.3 million increase in revenue contributions from portfolio training services, an RMB2.8 million increase in revenue contributions from research-based learning services mainly due to the resumption of overseas and domestic education travel programs, and an RMB4.0 million increase in revenue contributions from overseas study counselling services, which were partially offset by the decrease in revenue from other educational services, including the foreign language training services disposed by us during the third quarter of 2022.

Cost of Revenues

Our cost of revenues increased by RMB2.7 million, or 2.6%, to RMB107.0 million in the fiscal year ended December 31, 2023 from RMB104.3 million in the fiscal year ended December 31, 2022, which corresponds to the increase of net revenues achieved during the fiscal year ended December 31, 2023.

Gross Profit

Our gross profit increased by RMB12.1 million, or 11.8%, to RMB114.6 million in the fiscal year ended December 31, 2023 from RMB102.5 million in the fiscal year ended December 31, 2022.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB4.3 million, or 5.6%, to RMB72.8 million in the fiscal year ended December 31, 2023 from RMB77.1 million in the fiscal year ended December 31, 2022, primarily due to a decrease in professional fees and expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB3.4 million, or 4.5%, to RMB78.7 million in the fiscal year ended December 31, 2023 from RMB75.3 million in the fiscal year ended December 31, 2022, which corresponds to the increase in sales of our services.

Research and Development Expenses. Our research and development expenses decreased by RMB2.2 million, or 32.4%, to RMB4.6 million in the fiscal year ended December 31, 2023 from RMB6.8 million in the fiscal year ended December 31, 2022, primarily due to the decrease in expenses spent on system development as compared with the prior year.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses, increased to RMB1.0 million in the fiscal year ended December 31, 2023 from RMB0.8 million in the fiscal year ended December 31, 2022, primarily due to increased interest income derived from higher average cash balance compared with prior year.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange loss of RMB4,876 in the fiscal year ended December 31, 2023, compared to a net gain of RMB5,436 in the fiscal year ended December 31, 2022.

Income Tax Benefit

Income tax benefit increased by RMB0.9 million, or 15.3% to RMB6.8 million in the fiscal year ended December 31, 2023 from RMB5.9 million in the fiscal year ended December 31, 2022, primarily due to a decrease in valuation allowance as a result of the expiration of tax loss carried forward. The effective income tax rate was 17% in the fiscal year ended December 31, 2023 compared to 11% in the fiscal year ended December 31, 2022.

Net Loss

As a result of the above factors, we had net loss of RMB33.7 million in the fiscal year ended December 31, 2023, compared to a net loss of RMB48.6 million in the fiscal year ended December 31, 2022.

We had basic and diluted loss per common share of RMB0.54 in the fiscal year ended December 31, 2023 compared to basic and diluted loss per common share of RMB0.76 in the fiscal year ended December 31, 2022.

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries and the VIE is Renminbi. As of December 31, 2024, we had RMB36.5 million ($5.0 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar and British Pound denominated referral fees paid by overseas schools, institutions and their admission agents as well as service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for research-based learning services, either denominated in U.S. dollars, British Pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Years Ended December 31, 2024, 2023, and 2022

Our working capital and capital expenditure were primarily from cash generated from operating activities and proceeds received from a private placement in 2019 and 2020.

As of December 31, 2024, we had RMB36.5 million ($5.0 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating activities, which are mainly generated from the Huanqiuyimeng business, are sufficient to meet our working capital requirements for at least the next 12 months from the date of this filing. Our current operation plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts-related international education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospectus — Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended December 31, 2022, 2023 and 2024:

	For the fiscal year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(In thousands)
Net cash provided by (used in) operating activities	(14,614)	8,751	(3,345)	(458)
Net cash used in investing activities	(2,490)	(3,966)	(20,257)	(2,775)
Net cash provided by (used in) financing activities	188	403	(94)	(13)
Effect of foreign exchange rate changes on cash	557	(1)	53	7
Net increase (decrease) in cash	(16,359)	5,187	(23,643)	(3,239)
Cash and cash equivalents at beginning of the year	71,339	54,980	60,167	8,243
Cash and cash equivalents at end of the year	54,980	60,167	36,524	5,004

Operating Activities

Net cash used in operating activities was RMB3.3 million ($0.5 million) in the fiscal year ended December 31, 2024, mainly attributable to cash collection from sales of RMB314.7 million, partially offset by cash paid for payroll and compensation expenses of RMB176.4 million and cash paid for other cost and operating expenses of RMB141.6 million.

Net cash provided by operating activities was RMB8.8 million in the fiscal year ended December 31, 2023, mainly attributable to cash collection from sales of RMB278.0 million, partially offset by cash paid for payroll and compensation expenses of RMB155.1 million and cash paid for other cost and operating expenses of RMB114.1 million.

Net cash used in operating activities was RMB14.6 million in the fiscal year ended December 31, 2022, mainly attributable to cash collection from sales of RMB238.0 million, partially offset by cash paid for payroll and compensation expenses of RMB151.6 million and cash paid for other cost and operating expenses of RMB101.0 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2024 of RMB20.3 million ($2.8 million) was primarily attributable to payments of RMB10.7 million in connection with renovation in various training centers, and RMB8.7 million paid in connection with acquiring property and equipment.

Net cash used in investing activities in the fiscal year ended December 31, 2023 of RMB4.0 million was primarily attributable to payments of RMB2.2 million in connection with renovation in various training centers, and RMB1.7 million paid in connection with portfolio training and junior art related business acquisitions and minority investment.

Net cash used in investing activities in the fiscal year ended December 31, 2022 of RMB2.5 million was primarily attributable to payments of RMB1.6 million in connection with renovation in various training centers, as well as RMB0.7 million paid in connection with portfolio training related business acquisitions and minority investments.

Financing Activities

Net cash used in financing activities in the fiscal year ended December 31, 2024 of RMB93,699 ($12,837) was primarily attributable to cash paid for employee individual income tax for net settlement of vested shares.

Net cash provided by financing activities in the fiscal year ended December 31, 2023 of RMB0.4 million was primarily attributable to cash received for exercise of share options and cash paid for employee individual income tax for net settlement of vested shares.

Net cash provided by financing activities in the fiscal year ended December 31, 2022 of RMB0.2 million was primarily attributable to cash received for exercise of share options and cash paid for employee individual income tax for net settlement of vested shares.

Indebtedness

In November 2024, we mortgaged the 16th floor of Gongyuan Real Estate Property to Shanghai Pudong Development Bank Co., Ltd. Beijing Branch for the general credit line of RMB17.0 million, and as of April 3, 2025, we have drawn down credit line of RMB13.0 million. As of April 3, 2025, other than the foregoing mortgage, we do not have any outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(In thousands)
Total capital expenditures	1,618	2,240	20,025	2,743

Historically, our capital expenditures have been made primarily for leasehold improvements, computers and office equipment.

Contractual Obligations

Our contractual obligations comprise operating lease commitments and other commitments. The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due
		Within			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands of RMB)
Operating Lease Obligations (1)	38,673	19,097	16,960	2,616	—
(1)

Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date of this annual report through June 2029 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

Off-Balance Sheet Arrangements

In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng shall invest RMB110.0 million in cash representing 55% equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to RMB30.0 million, representing 15% equity interests of the new company, while ATA Learning, a company controlled by Xiaofeng Ma, our Chairman and CEO, shall invest RMB80.0 million as a new investor, representing 40% equity interests in the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031. In October 2024, Huanqiuyimeng transferred its 15% equity interests in the new company to a third party, upon which, Huanqiuyimeng may still have supplementary liability for the remaining investment commitment if the transferee fails to make the capital contribution before the due date, which is June 2032.

In March 2025, Huanqiuyimeng invested in another new company, pursuant to which Huanqiuyimeng shall invest RMB0.3 million in cash representing 30% equity interests of the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB0.3 million is due in March 2030.

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

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 10 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities.

D. Trend Information

Other than as disclosed elsewhere in this annual report, including in “Item 3.D. Risk Factors,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on our management’s judgment. When reviewing our consolidated financial statements, you should take into account:

●	our critical accounting policies discussed below;
●	the related judgments made by us and other uncertainties affecting the application of these policies;
●	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and
●	the risks and uncertainties described under “Item 3.D. Key Information — Risk Factors.”

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

Our goodwill of RMB196,289,492 as of December 31, 2024 was related to the overseas art study services reporting unit and other educational services reporting unit. For the year ended December 31, 2024, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The fair value of the above two reporting units were based on the estimated price a willing buyer would pay and were determined using an income approach with future cash flow estimates supported by estimated revenue growth rates, operating margins, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes a company-specific risk premium. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance, unexpected changes in future economic and market conditions, as well as regulatory requirements. As of December 31, 2024, the estimated fair value of overseas art study services reporting unit is RMB157.2 million, which exceeds its carrying value of RMB27.8 million, and the estimated fair value of the other educational services reporting unit is RMB17.9 million, which exceeds its carrying value of RMB7.6 million. The discounted cash flows were projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 19.0% and a terminal growth rate at 3.0%. We did not record any impairment loss for the year ended December 31, 2024, as the fair value of the reporting unit is in excess of its carrying value.

The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in impairment charges.

Revenue Recognition

We generated revenue primarily from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services through our training center network mainly in China.

In accordance with ASC 606, Revenue from Contracts with Customers, revenues were recognized upon the satisfaction of its performance obligation (upon transfer of control of promised goods or services to customers) in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services, excluding amounts collected on behalf of third parties (for example, value-added taxes).

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

For each performance obligation satisfied over time, revenues were recognized over time by measuring the progress toward complete satisfaction of that performance obligation, including:

●	Portfolio training services. Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contracts with the students. Under project-based programs, the number of hours of trainings required to complete a project is not pre-determined and varies depending on the background and requirements of individual students. We reassess the total hours of training pursuant to each contract of project-based program with individual students on a quarterly basis. Any adjustments arising from the changes of estimated training hours are applied prospectively.
●	Research-based learning services. Revenue is recognized when control of promised services is transferred to the customers in an amount of consideration to which we expect to be entitled in exchange for those services.
●	Overseas study counselling services. Revenue is recognized over the service period on the basis of costs incurred to date to the total estimated costs.
●	Other educational services. Revenue is recognized proportionately when the services are delivered.
●	Other services. Revenue is recognized based on the nature of the services.

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

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements.” This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements, and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

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

Name	Age	Position
Xiaofeng Ma	61	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	52	President and Director
Andrew Y Yan	67	Director
Hope Ni	52	Director
Alec Tsui	75	Director
Ruobai Sima	43	Chief Financial Officer

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

Andrew Y Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners. Before joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds, from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia, respectively, in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. Currently, Mr. Yan is an independent director of Qifu Technology Inc. and Guoyuan Securities Co., Ltd, and an independent non-executive director of Petrochina Company Ltd and East Buy Holding Ltd. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Hope Ni is an independent director of ATA Creativity Global. Ms. Ni currently serves on the boards of Zhihu Inc. (NASDAQ: ZH), Ucloudlink Group Inc. (NASDAQ: UCL) and Acotec Scientific Holdings Limited (HKEX: 6699). From 2004 to 2007, Ms. Ni was the chief financial officer and director of Viewtran Group, Inc. (NASDAQ: VIEW), during which time, Viewtran Group increased market capitalization approximately seven times. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her B.S. degree in applied economics and business management from Cornell University.

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

B. Compensation

For the fiscal year ended December 31, 2024, we and our subsidiaries paid aggregate cash compensation of RMB6.4 million ($0.9 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan, in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool in each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2024, 10,558,411 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

We have issued share options and restricted shares under the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan and the Second Amended and Restated 2008 Plan to selected directors, officers, employees and individual consultants and advisors. The contractual term of these options is mostly for 10 years.

Options and restricted shares granted under our share incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date.

Generally, if the grantee’s employment or service with us is terminated for cause, all such grantee’s options under our share incentive plans, vested and unvested, immediately terminate and become unexercisable. On the other hand, if the grantee’s employment or service with us is terminated for any reason other than for cause, all such grantee’s vested options terminate and become unexercisable 90 days, or three months, following the grantee’s last day of employment or service with us, while generally all unvested options immediately terminate and become unexercisable. In circumstances where there is a death or total disability of the grantee, all such grantee’s vested options terminate and become unexercisable 12 months following the grantee’s last day of employment or service with us, while generally all unvested options immediately terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our share incentive plans at any time; provided, however, that our board of directors must first seek the approval of the participants of our share incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. The 2005 Plan was terminated in 2015, and without further action by our board of directors, the Second Amended and Restated 2008 Plan will terminate in 2028.

The tables below set forth the share options issued and restricted share grants made to our current directors and executive officers pursuant to our share incentive plans:

Share Options

	Number of
	Common
	Shares to be	Exercise
	Issued	Price per
	Upon Exercise	Common			Date of
Name	of Options	Share	Date of Issuance	Vesting Start Date	Expiration
Jun Zhang	1,274,092	$1.2611	August 6, 2019	See note below	August 5, 2029
Ruobai Sima	200,000	$0.7900	February 7, 2022	February 7, 2022	February 6, 2032

*One third of the total number of common shares of the Company subject to the option of Jun Zhang vested on April 1, 2022, April 1, 2023 and April 1, 2024, respectively.

Restricted Shares

Vesting Start
Name	Restricted Shares	Date of Grant	Date
Xiaofeng Ma	200,000	May 30, 2011	June 1, 2011
	90,000	February 10, 2015	February 10, 2015
	133,000	January 17, 2017	January 17, 2017
	1,469,460	December 19, 2018	December 19, 2018
Andrew Y Yan	100,000	May 30, 2011	June 1, 2011
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023
Hope Ni	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023
Alec Tsui	60,000	February 16, 2012	February 17, 2012
	133,000	January 17, 2017	January 17, 2017
	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023
Zhilei Tong*	200,000	November 6, 2018	November 6, 2018
	200,000	November 6, 2023	November 6, 2023

*Mr. Zhilei Tong ceased to be a director of the Company on February 12, 2025.

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

Terms of Directors

We have a board of five directors divided into class A, class B and class C directors. As of the date of this annual report, the class A director is Xiaofeng Ma, the class B directors are Andrew Y Yan and Jun Zhang, and the class C directors are Hope Ni and Alec Tsui. One third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis and each director (except for Xiaofeng Ma) shall be subject to retirement at least once every three years. Our class C directors Hope Ni and Alec Tsui will retire from office and will be eligible for re-election at our 2025 annual general meeting as they will have held their offices for three years by then. Our chief executive officer, which currently is Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

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

D. Employees

We had 536, 581 and 599 employees as of December 31, 2022, 2023 and 2024 in China, respectively, including five employees of the VIE as of December 31, 2024. As of December 31, 2024, we had 169 employees in teaching, 147 employees in teaching administration and affairs (among which there are 10 permanent employees focusing on research and curriculum development who are supplemented by professional art teachers), 193 employees in sales and marketing, five in research and development and 85 in general and administrative functions.

We use our share incentive plans as additional means to further attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors. For more information, see “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives.” We believe these initiatives have contributed to our ability to attract and retain talent.

As required by PRC laws and regulations, we and the VIE participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We and the VIE make monthly payments to these plans in respect of each employee based on the employee’s compensation. We believe that we and the VIE maintain a good working relationship with our and the VIE’s employees, and we and the VIE have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of April 3, 2025 by:

●	each person known to us to own beneficially more than 5% of common shares, and
●	each of our directors and executive officers.

	Common shares beneficially
	owned
	Number (1)	Percentage (2)
Directors and Executive Officers:
Xiaofeng Ma(3)	25,160,508	39.4%
Andrew Y Yan	*	*
Hope Ni	*	*
Alec Tsui	*	*
Zhilei Tong(4)	*	*
Ruobai Sima	*	*
Jun Zhang(5)	10,634,092	16.7%
Directors and Executive Officers Combined	37,495,362	58.7%
Principal Shareholders:
Joingear Limited(6)	18,427,074	28.9%
HSBC International Trustee Limited(7)	9,804,588	15.4%
Able Knight Development Limited(3)	4,998,988	7.8%
Alpha Advantage Global Limited(8)	4,717,100	7.4%
Jiangong Zhao(8)	4,717,100	7.4%
Arts Consulting Limited(9)	9,360,000	14.7%
CL-TCC(10)	5,662,634	8.9%
Pengjian Shi(10)	5,662,634	8.9%
TCC Management Limited(10)	5,662,634	8.9%
*	Beneficially owns less than 1% of our common shares.
(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after April 3, 2025.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after April 3, 2025. The total number of our common shares outstanding as of April 3, 2025 is 63,822,774.

(3)	Includes (i) 1,734,446 common shares held by Xiaofeng Ma; (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company wholly-owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Xiaofeng Ma as the settlor and certain family members of Xiaofeng Ma as the beneficiaries; and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 100% of its issued and outstanding share capital owned by Xiaofeng Ma. Xiaofeng Ma is the sole director of Able Knight Development Limited. The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(4)	Mr. Zhilei Tong ceased to be a director of the Company on February 12, 2025.
(5)	Includes 9,360,000 common shares held by Arts Consulting Limited, or ArtsCL, which is a British Virgin Islands company. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of ArtsCL. The business address of ArtsCL is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. If Jun Zhang violates his non-compete obligation owed to the Company, the Company may require ArtsCL to either return 75% of the 9,360,000 common shares, or pay to the Company an amount equal to the valuation of 75% of such common shares if such common shares have been sold, calculated using the per share price of our common shares on August 6, 2019.
(6)	Includes 18,427,074 common shares held by Joingear Limited, based on Schedule 13D/A Amendment No. 8 filed jointly by Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on May 21, 2020. Joingear Limited is a British Virgin Islands company. Xiaofeng Ma and Zhilei Tong are directors of Joingear Limited.
(7)	Based on a Schedule 13G Amendment No. 7 filed by HSBC International Trustee Limited on February 7, 2018. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #19-01 HSBC Building, Singapore 049320. Based on a Schedule 13G Amendment No. 8 filed by HSBC Holdings plc on February 8, 2023, HSBC International Trustee Limited is a subsidiary of HSBC Holdings plc. The registered address of HSBC Holdings plc is 8 Canada Square, London E14 5HQ, United Kingdom.
(8)	Based on a Schedule 13G Amendment No. 1 filed jointly by Jiangong Zhao, Dynamic Fame Limited and Alpha Advantage Global Limited on January 22, 2018. Includes 188,000 common shares held of record by Dynamic Fame Limited and 4,529,100 common shares held of record by Alpha Advantage Global Limited. Dynamic Fame Limited is a British Virgin Islands company and a wholly owned subsidiary of Alpha Advantage Global Limited. Alpha Advantage Global Limited is a British Virgin Islands company wholly owned by Jiangong Zhao. The business address of Alpha Advantage Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the business address of Dynamic Fame Limited is Office 1601, 16/F, 31 Queen’s Road Central, Hong Kong.
(9)	Based on a Schedule 13D/A filed jointly by Jun Zhang and ArtsCL on May 21, 2020. ArtsCL is a British Virgin Islands company. Jun Zhang is the sole director of ArtsCL.
(10)	Based on a Schedule 13G filed jointly by CL-TCC, TCC Management Limited and Pengjian Shi on February 18, 2020. Includes 5,662,634 common shares held of record by CL-TCC. CL-TCC is a Cayman Islands company with 50% and 50% of its issued and outstanding share capital owned by CL Management Ltd. and TCC Management Limited, respectively. TCC Management Limited is a Cayman Islands company wholly owned by Pengjian Shi, who may be deemed to have the sole voting power and sole dispositive power with respect to the common shares held by CL-TCC. The business address of TCC Management Limited is c/o Solaris Corporate Services Ltd., P.O. Box 1990, 3rd Floor, FirstCaribbean House, George Town Grand Cayman KY1-1104, Cayman Islands and the business address of CL-TCC is Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and “Item 6.D. Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of April 3, 2025, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

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

Purchase of System Development and Data Services from an Affiliate Company

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB6.5 million, which includes a one-year charge of data and system maintenance services. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB6.3 million due to cost optimization. RMB0.6 million expense was recorded for the year ended December 31, 2024 in accordance with the development progress. As of December 31, 2024, the system development has been completed.

Purchase of outsourcing services from an Affiliate Company

Huanqiuyimeng recorded an expense of RMB259,083 for the year ended December 31, 2024 for outsourcing services purchased from ATA Learning Inc. The services were mainly in relation to master classes.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Our consolidated financial statements are included at the end of this annual report.

Legal Proceedings

1. Beijing Litigation

In March 2020, Mr. Xiaofeng Ma, our chairman and chief executive officer, received copies of the civil complaints with respect to two lawsuits filed by our two shareholders Alpha Advantage Global Limited (“Alpha”) and Dynamic Fame Limited (“Dynamic”), respectively, with the Beijing Fourth Intermediate People’s Court (the “Beijing Intermediate Court”) relating to the Company’s sale of the ATA Online Business. The Company was also listed as a defendant, and ATA Online was listed as an interested third party in such lawsuits. Alpha was a holder of 4,529,100 common shares of the Company, and Dynamic was a holder of 188,000 common shares of the Company at the time of the completion of the sale of ATA Online Business.

The plaintiffs claimed that the sale of the ATA Online Business was a related-party transaction or a self-dealing transaction, for which approval by unrelated shareholders is required and the board of the directors of the Company did not have the right to approve such transaction; the plaintiffs also claimed that the ATA Online Business was worth more than the consideration of US$200.0 million paid by the buyer group, and thus the sale of ATA Online Business has caused losses to the plaintiffs as shareholders of the Company. The plaintiffs are requesting that the Beijing Intermediate Court rule that (i) all board resolutions of the Company regarding the sale of the ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma shall compensate the loss incurred by Alpha and Dynamic from the Company’s sale of the ATA Online Business for RMB95.0 million and RMB5.0 million, respectively; and (iii) the Company and Mr. Xiaofeng Ma shall jointly bear the attorney’s fees of Alpha and Dynamic for RMB1.5 million and RMB0.5 million, respectively, and other litigation costs.

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the Second International Commercial Court of the Supreme People’s Court. On June 20, 2024, the Supreme People’s Court rendered the final judgment holding that shareholder approval was not required for the sale of the ATA Online Business and the board of the directors of the Company had the right to approve such transaction, and the consideration paid by the buyer group for the sale of the ATA Online Business was not unreasonable, therefore all of the claims raised by Alpha and Dynamic were dismissed.

2. Ningbo Litigation

In March 2020, Alpha and Dynamic jointly filed a lawsuit with the Ningbo City Intermediate People’s Court (the “Ningbo Intermediate Court”) against Mr. Xiaofeng Ma, certain entities controlled by management members of ATA Online which were members of the buyer group, New Beauty Holdings Limited, the Company’s former director Zhilei Tong, Chinese All Digital Publishing Group Co., Ltd. and ATA Learning in connection with the Company’s sale of the ATA Online Business, and listed the Company and ATA Online as interested third parties. The plaintiffs are requesting that the Ningbo Intermediate Court rule that (i) all related party transactions between the defendants and the Company relating to the sale of ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma and the entities controlled by the management members of ATA Online and Chinese All Digital Publishing Group Co., Ltd. shall return the equity interest of ATA Online and ATA Learning they acquired to ATA Learning and ATA BVI, a wholly owned subsidiary of the Company, as the case may be; and (iii) all defendants and the Company shall jointly bear the attorney’s fees of the plaintiffs for RMB15.0 million and other litigation costs.

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs appealed such order to Beijing High People’s Court, and Beijing High People’s Court later accepted such appeal. On July 30, 2024, the Beijing Intermediate Court accepted this case. On August 15, 2024, Alpha and Dynamic filed a withdrawal application, and the Beijing Intermediate Court approved such withdrawal application on August 27, 2024.

In response to the above concluded Beijing and Ningbo litigations, in February 2025, the Company and Mr. Xiaofeng Ma, together with other affected parties, jointly filed a claim against Alpha and Dynamic with Beijing Intermediate Court requesting that Alpha and Dynamic shall compensate the loss and cost incurred by each of them as a result of the malicious litigations initiated by Alpha and Dynamic. This claim has been accepted by Beijing Intermediate Court.

We and the VIE are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we and the VIE may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The Company has not made any dividends or distributions to its shareholders for the fiscal years ended December 31, 2022, 2023 and 2024. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

C. Material Contracts

We and the VIE have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

Dividend Distributions

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted through its subsidiaries and through contractual arrangements with the VIE based in China. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2024, our PRC subsidiaries have allocated RMB25.7 million ($3.6 million) to the general reserve fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations, and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADSs or common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2020 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The undertaking for us is for a period of 20 years from October 3, 2006.

People’s Republic of China Taxation

In 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its Implementing Rules, both of which became effective on January 1, 2008. The EIT Law was subsequently amended in 2017 and 2018 and its Implementing Rules was subsequently amended in 2019. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on our non-PRC enterprise shareholders and, pursuant to Circular of the MOF and the SAT on Some Policy Issues regarding Personal Income Tax (Cai Shui Zi [1994] No. 020), the dividend and bonus incomes received by individual aliens from the FIEs are temporarily exempted from individual income tax, and, hence, the dividends we pay to our non-PRC individual shareholders may be qualified to enjoy the individual income tax exemption if certain conditions are met; otherwise, a potential 20% individual income tax may be applied on dividends we pay to them if such dividends are derived from profits generated after January 1, 2008, and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”

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

Sales and Other Dispositions of ADSs or Common Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or common shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or common shares. Any such gains or losses that you recognize will be treated as U.S. source income for foreign tax credit purposes. Your adjusted tax basis will be equal to the amount you paid for the ADSs or common shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or common shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2024. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

We note that the portion of our assets that consisted of cash and other passive assets was more significant during the period between our sale of ATA Online Business in 2018, and our acquisition of the 100% equity interest in Huanqiuyimeng in 2019, than before or after this period, although we believe this did not result in our becoming a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019. There is a change of business exception to PFIC status that, in general terms, applies if a foreign corporation otherwise would be a PFIC for a year because it has disposed of one or more active businesses, so long as the foreign corporation is not a PFIC during the two succeeding years, and that might apply to us if we were found to have been a PFIC for either (but not both) of the taxable years ended December 31, 2018 and December 31, 2019. There is limited guidance as to the application of this exception, including regulations that were promulgated in July 2019 and were finalized in January 2021, and it is unclear whether this exception would apply to us if it were determined, absent this exception, that we were a PFIC for either the taxable year ended December 31, 2018 or the taxable year ended December 31, 2019.

We will be classified as a PFIC in any taxable year, in general, if either (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test, (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization. However, various exceptions can apply.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. In addition, if we were a PFIC, no distribution that you might receive from us would qualify for taxation at the preferential rate discussed in the “ Item 10.E. Additional Information — Taxation — Dividends on ADSs or Common Shares” section above.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs, provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as Nasdaq. If you made this election in a timely fashion, you would recognize as ordinary income or ordinary loss the difference between the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. Any ordinary income resulting from this election would be taxed as ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election, and, therefore, you will not be able to make or maintain such an election with respect to your ADSs or common shares.

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

PROSPECTIVE PURCHASERS OF OUR ADSS AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

Foreign Currency Risk

Because the majority of our revenues and expenditures are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of the Renminbi against the U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of the Renminbi against the U.S. dollar depreciated approximately 9.2%, 1.7% and 1.5% in 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. The translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI and ACG HK to the Renminbi during consolidation resulted in translation gain of RMB52,324 ($7,168), which we recognized as a component of other comprehensive income for the fiscal year ended December 31, 2024. If the Renminbi against the U.S. dollar as of December 31, 2024 had appreciated by 10% from 7.1884 to 6.5349 as of December 31, 2024, the other comprehensive income would have decreased by RMB524,151 ($71,808). Further, we recognized a net foreign currency exchange gain of RMB2.52 ($0.35) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2024 by 10% from 7.1884 to 6.5349 as of December 31, 2024, our foreign currency exchange gain would have increased by RMB39 ($5).

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert the Renminbi into foreign currency.

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 2.0%, 0.2% and 0.2% in the years 2022, 2023 and 2024, respectively. In February 2025, the year-over-year change in China’s consumer price index was 0.7%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees (subject payment of the applicable fees) from any distribution to be made to the ADS holder.

An ADS holder is required to pay the following service fees to the depositary:

Service		Fees
•	Issuance of ADSs upon deposit of Shares	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued
•	Delivery of Deposited Securities against surrender of ADSs	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) surrendered
•	Distribution of cash dividends or other cash distributions	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	US$5.00 (or less) per 100 per share (or share equivalent) held
•	Depositary services	US$2.00 (or less) per 100 ADSs (or portion of 100 ADSs) held on the applicable record date(s) established by the depositary
•	Transfer of ADSs	US$1.5 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $99,990 during the fiscal year ended December 31, 2024.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our principal accountant for the period presented.

	For the fiscal year ended
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
Audit fees(1)	2,279,059	1,568,474	214,880
Audit-related fees(2)	747,678	317,525	43,501
(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2023 and 2024 were limited procedures performed in relation to our quarterly financial information and other review services.

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

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on Nasdaq, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	Nasdaq Stock Market Rule 5605(b)(1) requires a Nasdaq-listed company to have a board of directors composed of at least a majority of independent directors. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which do not require us to have a majority of the board of directors composed of independent directors at this time.
●	Nasdaq Stock Market Rule 5605(e)(1) requires a Nasdaq-listed company to have a nominations committee composed solely of independent directors to select or recommend for selection director nominees. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which do not require that any of the members of a company’s nominations committee be independent directors.
●	Nasdaq Stock Market Rule 5635(a) requires a Nasdaq-listed company to obtain shareholder approval for issuance of securities in connection with acquisitions under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.
●	Nasdaq Stock Market Rule 5635(c) requires a Nasdaq-listed company to obtain shareholder approval for the establishment of or material amendments to equity compensation plans. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for establishment or material amendments to equity compensation plans. None of the 2005 Plan, the 2008 Plan, the Amended and Restated 2008 Plan or the Second Amended and Restated 2008 Plan requires shareholder approval for material amendments to the plan or awards granted under the plan, including without limitation increasing the number of share awards that may be issued under the plan or the repricing of outstanding options.
●	Nasdaq Stock Market Rule 5635(d) requires a Nasdaq-listed company to obtain shareholder approval for sale, issuance or potential issuance of securities in private placements under certain circumstances. As a foreign private issuer, however, we may adopt the practices of our home country, the Cayman Islands, which do not require shareholder approval for sale, issuance or potential issuance of securities in private placements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cybersecurity threats. Pursuant to our internal management policies, any potential cybersecurity threat encountered or identified by employees during their daily work shall be reported to cybersecurity engineers. After assessing the severity of such threat, the responsible cybersecurity engineer shall report those issues constituting cybersecurity incidents or threats to the cybersecurity manager. The cybersecurity engineers shall also report to the cybersecurity manager any cybersecurity incident or threat identified by them during their daily maintenance work. After receiving the report, the cybersecurity manager shall address such cybersecurity incidents or threats, and if the cybersecurity manager deems the cybersecurity threat serious, report to the management. The management shall coordinate all resources available to address the threats and mitigate the risks. It is required that the cybersecurity engineers shall analyze and evaluate the cybersecurity incidents that occurred and put forward improvement suggestions on a quarterly basis. We may also engage assessors, consultants, auditors or other third parties to help us deal with cybersecurity incidents or threats as the cybersecurity manager or the management deems necessary.

In addition, we mainly rely on “Software-as-a-Service” products provided by third party IT service providers to conduct daily operations and management, and we also provide some of our training courses and other services to students through online platforms provided by third party IT service providers. Thus, we also work closely with the third-party IT service providers in order to keep a smooth daily operation and service provision to our students. We will report to the third-party IT service providers timely if any potential cybersecurity threat or incident is identified.

As of the date of this annual report, no risks from cybersecurity threats have materially affected or are reasonably likely to materially affect us, our subsidiaries or the VIE, including the business strategy, results of operations, or financial condition. Despite the foregoing, there is no assurance that there will be no risks from cybersecurity threats that will materially affect or will be reasonably likely to materially affect us, our subsidiaries or the VIE. If our security measures are breached or failed as a result of third-party action, employee error, malfeasance or otherwise, we could be subject to liability or our business could be interrupted, potentially over an extended period of time. Any or all of these issues could harm our reputation and adversely affect our ability to attract prospective customers. See “Item 3.D. Risk Factors — Risks Relating to Our Business — Disruption to or failures of our or our third-party IT service providers’ IT infrastructure and any failure to maintain the satisfactory performance, cyber-security incidents, including data security breaches or viruses, could materially and adversely affect the business, reputation, financial condition and results of operations of us.”

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

4.16	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (20)

8.1*	List of Subsidiaries

11.1	Code of Conduct (21)

11.2*	Insider Trading Policy

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Audit Alliance LLP

15.3*	Consent of Jincheng Tongda & Neal Law Firm

15.4*	Opinion of Jincheng Tongda & Neal Law Firm

97	Compensation Recoupment Policy of ATA Creativity Global (22)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
(1)	Incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K (File No. 001-33910), filed with the SEC on December 18, 2020.
(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641), filed with the SEC on January 14, 2008.

(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641), filed with the SEC on January 14, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674), filed with the SEC on January 24, 2017.
(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.
(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(10)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(11)	Incorporated by reference to Exhibit 4.11 to the Registrant’s transition report on Form 20-F(File No. 001-33910), filed with the SEC on April 13, 2021.
(12)	Incorporated by reference to Exhibit 4.13 to the Registrant’s transition report on Form 20-F(File No. 001-33910), filed with the SEC on April 13, 2021.
(13)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(14)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(15)	Incorporated by reference to Exhibit 4.17 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 13, 2021.
(16)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(17)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 13, 2021.
(18)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.
(20)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910), filed with the SEC on December 18, 2019.
(21)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(22)	Incorporated by reference to Exhibit 97 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 10, 2024.
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Ruobai Sima
	Name:	Ruobai Sima
	Title:	Chief Financial Officer

Date: April 10, 2025

ATA Creativity Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATA Creativity Global

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Valuation of goodwill

As discussed in Note 8 to the consolidated financial statements, the Group has RMB196,289,492 of goodwill as of December 31, 2024. As discussed in Note 2(t), the Group performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models.

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

April 10, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ATA Creativity Global:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income (loss), changes in equity, and cash flows of ATA Creativity Global and subsidiaries (the Company) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2015 to 2023.

Beijing, China

April 12, 2023

ATA CREATIVITY GLOBAL

Consolidated Balance Sheets

		December 31,	December 31,	December 31,
	Note	2023	2024	2024
				USD
		RMB	RMB	(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	(1)	60,167,232	36,523,995	5,003,767
Accounts receivable, net		2,235,490	2,712,845	371,658
Prepaid expenses and other current assets	(4)	8,042,169	27,402,834	3,754,173
Total current assets		70,444,891	66,639,674	9,129,598
Long-term investments	(5)	38,000,000	38,000,000	5,205,979
Property and equipment, net	(7)	30,235,985	38,698,086	5,301,616
Intangible assets, net	(8)	58,886,111	46,236,111	6,334,321
Goodwill	(8)	196,289,492	196,289,492	26,891,550
Other non-current assets		31,691,417	35,156,141	4,816,372
Right-of-use assets	(9)	23,391,247	35,907,761	4,919,343
Total assets		448,939,143	456,927,265	62,598,779
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to the Company of RMB60,587 and RMB117,920 as of December 31, 2023 and 2024, respectively)	(11)	49,146,103	56,372,960	7,723,064
Lease liabilities-current	(9)	13,110,449	18,085,643	2,477,723
Deferred revenues	(12)	252,145,949	280,036,806	38,364,885
Total current liabilities		314,402,501	354,495,409	48,565,672
Lease liabilities-non-current	(9)	9,496,422	17,120,842	2,345,546
Deferred income tax liabilities	(13)	12,066,513	5,664,822	776,077
Total liabilities		335,965,436	377,281,073	51,687,295
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 64,585,618 and 64,581,140 shares as of December 31, 2023 and 2024, respectively
Outstanding: 62,893,960 and 63,249,096 shares as of December 31, 2023 and 2024, respectively		4,730,128	4,755,623	651,518
Treasury shares—585,358 common shares as of December 31, 2023 and 2024, at cost		(8,201,046)	(8,201,046)	(1,123,539)
Additional paid-in capital		545,222,465	547,915,003	75,064,048
Accumulated other comprehensive loss		(37,004,507)	(36,952,183)	(5,062,428)
Accumulated deficit		(391,709,172)	(427,806,949)	(58,609,312)
Total shareholders’ equity attributable to ATA Creativity Global		113,037,868	79,710,448	10,920,287
Non-controlling interests		(64,161)	(64,256)	(8,803)
Total shareholders’ equity		112,973,707	79,646,192	10,911,484
Commitments and contingencies	(19)	—	—	—
Total liabilities and shareholders’ equity		448,939,143	456,927,265	62,598,779

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended December 31,
	Note	2022	2023	2024	2024
		RMB	RMB	RMB	USD
Net revenues	(12)	206,820,874	221,618,968	268,060,162	36,724,092
Cost of revenues		104,315,856	106,961,759	126,795,209	17,370,872
Gross profit		102,505,018	114,657,209	141,264,953	19,353,220
Operating expenses:
Research and development		6,790,791	4,629,880	3,703,178	507,333
Sales and marketing		75,265,726	78,737,492	99,892,804	13,685,258
General and administrative		77,051,580	72,816,606	80,888,058	11,081,618
Total operating expenses		159,108,097	156,183,978	184,484,040	25,274,209
Other operating income, net		16,515	30,865	174,931	23,965
Loss from operations		(56,586,564)	(41,495,904)	(43,044,156)	(5,897,024)
Other income (loss):
Gain (loss) on deconsolidation of subsidiaries and others, net		1,308,627	—	(438,153)	(60,027)
Interest income, net of interest expenses		756,886	978,530	1,001,735	137,237
Foreign currency exchange gains (losses), net		5,436	(4,876)	(18,989)	(2,601)
Total other income, net		2,070,949	973,654	544,593	74,609
Loss before income taxes		(54,515,615)	(40,522,250)	(42,499,563)	(5,822,415)
Income tax benefit	(13)	(5,921,384)	(6,811,709)	(6,401,691)	(877,028)
Net loss		(48,594,231)	(33,710,541)	(36,097,872)	(4,945,387)
Net loss attributable to non-redeemable non-controlling interests		(701,322)	(50,296)	(95)	(13)
Net loss attributable to ATA Creativity Global		(47,892,909)	(33,660,245)	(36,097,777)	(4,945,374)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		556,762	(1,422)	52,324	7,168
Total other comprehensive income (loss)		556,762	(1,422)	52,324	7,168
Comprehensive loss		(48,037,469)	(33,711,963)	(36,045,548)	(4,938,219)
Comprehensive loss attributable to non-redeemable non-controlling interests		(701,322)	(50,296)	(95)	(13)
Comprehensive loss attributable to ATA Creativity Global		(47,336,147)	(33,661,667)	(36,045,453)	(4,938,206)
Basic and diluted losses per common share attributable to ATA Creativity Global	(20)	(0.76)	(0.54)	(0.57)	(0.08)

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Changes in Shareholders’ Equity

							Total
	Common shares				Accumulated		shareholders’
	Number of			Additional	other		equity attributable		Total
	Outstanding		Treasury	paid-in	comprehensive	Accumulated	to ATA Creativity	Non-controlling	shareholders’
	shares	Amount	Shares	capital	loss	deficit	Global	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	62,753,840	4,720,147	(9,818,754)	540,583,564	(37,559,847)	(310,156,018)	187,769,092	3,130,442	190,899,534
Net loss	—	—	—	—	—	(47,892,909)	(47,892,909)	(701,322)	(48,594,231)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	556,762	—	556,762	—	556,762
Share-based compensation	—	—	—	1,459,755	—	—	1,459,755	—	1,459,755
Payments of individual income tax in connection with shares directly withheld from employees	—	—	—	(30,731)	—	—	(30,731)	—	(30,731)
Cash collected upon exercise of share options	—	—	—	218,943	—	—	218,943	—	218,943
Acquisition of non-redeemable non-controlling interests	—	—	—	1,018,421	—	—	1,018,421	(1,418,421)	(400,000)
Disposal of subsidiaries	—	—	—	—	—	—	—	(595,842)	(595,842)
Settlement of vested share options and vested shares using treasury shares	—	—	1,191,860	(1,191,860)	—	—	—	—	—
Balance as of December 31, 2022	62,753,840	4,720,147	(8,626,894)	542,058,092	(37,003,085)	(358,048,927)	143,099,333	414,857	143,514,190
Net loss	—	—	—	—	—	(33,660,245)	(33,660,245)	(50,296)	(33,710,541)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(1,422)	—	(1,422)	—	(1,422)
Share-based compensation	—	—	—	3,068,041	—	—	3,068,041	—	3,068,041
Issuance of common shares with net-settlement of employee individual income tax	140,120	9,981	—	(78,307)	—	—	(68,326)	—	(68,326)
Cash collected upon exercise of share options	—	—	—	471,765	—	—	471,765	—	471,765
Acquisition of non-redeemable non-controlling interests	—	—	—	128,722	—	—	128,722	(428,722)	(300,000)
Settlement of vested share options and vested shares using treasury shares	—	—	425,848	(425,848)	—	—	—	—	—
Balance as of December 31, 2023	62,893,960	4,730,128	(8,201,046)	545,222,465	(37,004,507)	(391,709,172)	113,037,868	(64,161)	112,973,707
Net loss	—	—	—	—	—	(36,097,777)	(36,097,777)	(95)	(36,097,872)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	52,324	—	52,324	—	52,324
Share-based compensation	—	—	—	2,811,732	—	—	2,811,732	—	2,811,732
Issuance of common shares with net-settlement of employee individual income tax	355,136	25,495	—	(119,194)	—	—	(93,699)	—	(93,699)
Balance as of December 31, 2024	63,249,096	4,755,623	(8,201,046)	547,915,003	(36,952,183)	(427,806,949)	79,710,448	(64,256)	79,646,192
Balance as of December 31, 2024-USD		651,518	(1,123,539)	75,064,048	(5,062,428)	(58,609,312)	10,920,287	(8,803)	10,911,484

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(48,594,231)	(33,710,541)	(36,097,872)	(4,945,387)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	22,590,666	21,984,382	24,226,472	3,319,013
Loss (gain) from disposal of property and equipment	(1,692)	893	(60,983)	(8,355)
Share-based compensation	1,459,755	3,068,041	2,811,732	385,206
Deferred income tax benefit	(6,052,019)	(6,812,790)	(6,401,691)	(877,028)
Loss (gain) on deconsolidation of subsidiaries and others, net	(1,308,627)	—	438,153	60,027
Gain from acquisition of a subsidiary	—	(4,018)	—	—
Foreign currency exchange gain (loss)	323	7	(3)	(0)
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	(4,913,849)	3,616,548	(477,355)	(65,397)
Prepaid expenses and other current assets	(5,711,215)	(2,386,561)	(19,823,403)	(2,715,795)
Other non-current assets	(1,833,631)	(3,275,623)	(3,464,724)	(474,665)
Income tax payable	(7,947)	(13,753)	(1,081)	(148)
Accrued expenses and other payables	10,884,454	(7,139,011)	7,397,566	1,013,462
Deferred revenues	18,874,126	33,423,899	28,108,019	3,850,783
Net cash provided by (used in) operating activities	(14,613,887)	8,751,473	(3,345,170)	(458,284)
Cash flows from investing activities:
Cash paid for property and equipment	(1,618,338)	(2,240,101)	(20,024,903)	(2,743,400)
Cash receipt from property and equipment disposal	6,010	14,850	56,050	7,679
Cash paid for liabilities assumed in relation to acquisition of Youru (Note 3)	(312,338)	(1,023,859)	(198,333)	(27,172)
Payment for acquisition of a subsidiary, less cash acquired	—	(417,376)	—	—
Proceeds from deconsolidation of subsidiaries and others, less cash disposed	(165,437)	—	(89,543)	(12,267)
Cash paid for acquisition of non-redeemable non-controlling interests	(400,000)	(300,000)	—	—
Net cash used in investing activities	(2,490,103)	(3,966,486)	(20,256,729)	(2,775,160)
Cash flows from financing activities:
Cash paid for employee individual income tax for net- settlement of vested shares	(30,731)	(68,326)	(93,699)	(12,837)
Cash received for exercise of share options	218,943	471,765	—	—
Net cash provided by (used in) financing activities	188,212	403,439	(93,699)	(12,837)
Effect of foreign exchange rate changes on cash and cash equivalents	556,616	(1,393)	52,361	7,171
Net increase (decrease) in cash and cash equivalents	(16,359,162)	5,187,033	(23,643,237)	(3,239,110)
Cash and cash equivalents at beginning of year	71,339,361	54,980,199	60,167,232	8,242,877
Cash and cash equivalents at end of year	54,980,199	60,167,232	36,523,995	5,003,767
Supplemental disclosures of cash flow information:
Cash paid for income tax	28,316	20,427	—	—
Cash refunded for income tax	—	(211)	(4)	(1)
Non-cash investing and financing activities:
Consideration payable for acquisition of Youru (Note 3)	1,222,191	198,333	—	—
Disposal of net liabilities of subsidiaries, excluding cash	5,378,395	—	(348,610)	(47,759)
Lease liability arising from obtaining Right-of-use assets	14,628,975	1,709,583	26,936,993	3,690,353

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

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

In the opinion of management, based on the legal opinion of Jincheng Tongda & Neal Law Firm, the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●revoke the Company’s business and operating licenses;
●levy fines on the Company;
●confiscate any of the Company’s income that they deem to be obtained through illegal operations;
●shut down a portion or all of the Company’s servers or block a portion or all of the Company’s website;
●discontinue or restrict the Company’s operations in PRC;
●impose conditions or requirements with which the Company may not be able to comply;
●require the Company to restructure its corporate and contractual structure;
●take other regulatory or enforcement actions that could be harmful to the Company’s business.

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

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong was general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately 40% of the total ordinary shares of the Company issued and outstanding as of December 31, 2023 and 2024. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

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

The following assets and liabilities information of the Group’s consolidated VIE as of December 31, 2023 and 2024, and net revenues, net loss and cash flows for the years ended December 31, 2022, 2023 and 2024, were included in the accompanying consolidated financial statements of the Company.

	December 31,	December 31,
	2023	2024
	RMB	RMB
Cash	257,218	360,788
Prepaid expenses and other current assets	6,592	—
Total current assets	263,810	360,788
Long-term investments (i)	49,003,096	42,537,827
Other non-current assets	12,590	10,000
Total assets	49,279,496	42,908,615
Accrued expenses and other payables	60,587	117,920
Amounts due to related parties (ii)	64,617,353	66,217,253
Total current liabilities	64,677,940	66,335,173
Total liabilities	64,677,940	66,335,173

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	—	—	4,236
Net loss	(7,824,115)	(7,615,247)	(8,028,114)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash used in operating activities	(861,350)	(952,664)	(1,496,430)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities (iii)	830,186	1,050,000	1,600,000
(i)

Long-term investments as of December 31, 2023 and 2024 include investment cost and share of losses derived from the 30.96 % equity interests investment in Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”) in the amount of RMB49,003,096 and RMB42,537,827, respectively, which is eliminated on consolidation.

(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)

RMB830,186, RMB1,050,000 and RMB1,600,000 of net cash provided by financing activities for the years ended December 31, 2022, 2023 and 2024 respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of the consolidated VIE and can have assets transferred out of the consolidated VIE. Therefore, the Company considers that there are no assets in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for the registered capital amounting RMB 50.0 million as of December 31, 2024. None of the assets of the consolidated VIE has been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of ATA Education or the Company.

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	50,134,377	27,548,189
— Denominated in U.S. Dollar (“USD”)	147	150
Total cash balances held at mainland PRC financial institutions	50,134,524	27,548,339
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	798	581
— Denominated in USD	10,031,910	8,975,075
Total cash and cash equivalents balances held at HKSAR financial institutions	10,032,708	8,975,656
Total cash and cash equivalents balances held at financial institutions	60,167,232	36,523,995

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

(a)Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, in which ACG, directly or indirectly, has a controlling financial interest and its variable interest entity and its subsidiary, or the consolidated VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

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

For the convenience of the readers, the 2024 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 7.2993, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2024.

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

(f)Fair value measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in an orderly transaction and principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

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

The Group provides educational travel services for individual students to bring them art-related experience by providing integration of both travel and study activities in each educational service contract according to the background of individual students. In 2020, the Group introduced new services under the “research-based learning services”, which mainly consist of domestic educational travel services, academic educational learning services, workshop experience services and transferrable credit courses. Revenue is recognized when control of the promised services is transferred to customers in an amount of consideration which the Group expects to be entitled to in exchange for those services.

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

v)	Other services

Other services primarily include offerings outside of our educational services. These services represent only a minor portion of the Group’s revenues and do not occur on an annual basis.

(h)	Contract cost

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an amortizable asset in other non-current assets. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). The amortization expenses of contract cost assets were RMB 18,470,625, RMB 22,080,933 and RMB 24,297,101, for the years ended December 31, 2022, 2023 and 2024, respectively.

(i)	Cost of revenues

Cost of revenues primarily consist of (1) teaching fees, payroll compensation for teaching support and administrative staff from the training centers, performance-linked bonuses paid to teachers, rental payments for training centers, as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services and other services.

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

●	ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because the Group does not generally borrow on a collateralized basis, it uses the interest rate it pays on its non-collateralized borrowings as an input to deriving an appropriate incremental borrowing rate, adjusted for the amount of the lease payments, the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

●	Lease payments included in the measurement of the lease liability are comprised of fixed payments, including in-substance fixed payments, owed over the lease term, which includes termination.

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

As of December 31, 2023 and 2024, the Company did not have any finance leases.

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

Employee benefit expenses recognized under these plans for the years ended December 31, 2022, 2023 and 2024 are allocated to the following expense items.

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	6,780,226	7,161,205	8,655,350
Research and development	316,293	294,859	261,176
Sales and marketing	4,199,996	4,033,438	5,218,767
General and administrative	3,742,289	3,405,996	3,399,854
Total expense due to employee benefit plans	15,038,804	14,895,498	17,535,147

(v)	Earnings (losses) per share

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

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach in determining operating segments. The management approach considers the internal reporting used by the chief operating decision maker for making operating decisions about the allocation of resources and the assessment of performance in determining the Group’s operating segments. The Group classified the operating segments for the years ended December 31, 2022, 2023 and 2024 into (i) Overseas art study services (ii) Other educational services and (iii) Other services. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

(3)	BUSINESS ACQUISITION

In September 2022, the Group entered into an agreement with Youru (Shanghai) Education Technology Co., Ltd. and its subsidiaries (“Youru”) to acquire the business of portfolio training and relevant consulting on fashion design through the transfer of the workforce, trademark and public domain. The Group was obligated to deliver the remaining performance obligations of Youru’s existing contracts with the students and assume the potential refund of the service fees. The acquisition was considered as immaterial. The Group recognized a goodwill with an amount of RMB1,534,529, which was assigned to the reporting unit of overseas art study services.

In 2023, we completed the acquisition of 100% equity interests of Jinan City Shizhong District Nuobi Education Training School Co., Ltd. (Jinan Nuobi). The equity interest was transferred from Jun Zhang, the President and Director of the Company, and a consideration of RMB 0.5 million was paid in August, 2023. In October 2024, 100% equity interests of Jinan Nuobi were transferred to a third party with nil consideration.

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2023	2024
	RMB	RMB
VAT-input deductible	609,416	837,896
Income tax refundable	15,467	15,463
Amount due from Beijing Shouyiren (i)	1,638,583	1,696,285
Amount due from Beijing Kamo (ii)	—	2,800,000
Amount due from Beijing Huimei (iii)	—	9,824,724
Advances to employees	—	4,580,000
Prepaid marketing fee	751,836	1,783,457
Advances to suppliers	1,932,090	3,666,957
Other current assets	3,094,777	2,198,052
Total prepaid expenses and other current assets	8,042,169	27,402,834

Other current assets primarily consist of rent deposits and prepaid rent expenses.

(i)Amount due from Beijing Shouyiren Network Technology Co., Ltd. is expected to collect in July, 2025, with nil interest rate.
(ii)Amount due from Beijing Kamo Intelligent Health Management Co., Ltd. is expected to collect in June, 2025, with nil interest rate.
(iii)Amount due from Beijing Huimei Life Health Technology Co., Ltd. and its subsidiary is expected to collect between June and November, 2025, with nil interest rate.

(5)	LONG-TERM INVESTMENTS

	December 31,	December 31,
	2023	2024
	RMB	RMB
EEO Group	38,000,000	38,000,000
Total other equity investments	38,000,000	38,000,000

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

Prior to January 1, 2019, the Group acquired 7.95% equity interests of ApplySquare Education & Technology Co., Ltd (“ApplySquare”) in exchange for USD 3,000,000 (equivalent to RMB 19,721,700) in cash. As of January 1, 2019, the carrying amount of the investment in ApplySquare was RMB 22,471,700. As of December 31, 2019, ACG made a qualitative assessment and identified that Applysquare failed to meet the expected milestones and operation forecasts and encountered shortage of working capital resulted from continuous negative operating cash flows, which indicated that impairment existed. With the assistance of an independent appraiser, the Company evaluated the fair value of the investment in Applysquare as of December 31, 2019 and recorded an impairment loss of RMB 20,895,309 based on the valuation result. Due to the severe shortage of working capital and negative market impact on its business in the year ended December 31, 2020, the Group recognized an impairment loss of RMB 1,576,391 to reduce the investment to zero. In 2024, due to new investments of other parties, the Group’s equity interests of ApplySquare were diluted to 7.6442%.

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

On June 10, 2022, the Group entered into a loan agreement with Quanouyimeng and committed to provide an interest free loan up to RMB0.95 million to Quanouyimeng, pursuant to which, the Group paid RMB0.65 million before September 30, 2022 and the remaining RMB0.30 million in October 2022.

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

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2023 and 2024, respectively.

(7)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Building (i)	53,049,213	53,049,213
Computer equipment	2,729,055	3,687,643
Furniture, fixtures and office equipment	1,686,997	3,933,670
Motor vehicles	1,469,021	1,667,222
Software	1,565,195	1,565,195
Leasehold improvements	5,564,110	12,428,593
	66,063,591	76,331,536
Less: accumulated depreciation and amortization	(35,827,606)	(37,633,450)
Property and equipment, net	30,235,985	38,698,086
(i)

In November 2024, Beijing Miusi Education Consultation Co., Ltd. (Beijing Miusi), a wholly-owned subsidiary of Huanqiuyimeng entered into a one-year Commercial Loan Facility with Shanghai Pudong Development Bank Co., Ltd. Beijing Branch, which is pledged by the real estate property owned by ATA Education, see Note 10 for details.

Total depreciation expense recognized for the years ended December 31, 2022, 2023 and 2024 is allocated to the following expense items:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	817,643	1,061,367	435,993
Research and development	22,084	26,669	17,761
Sales and marketing	9,674	15,231	38,651
General and administrative	4,267,932	3,647,782	6,084,067
Total depreciation expense	5,117,333	4,751,049	6,576,472

(8)	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

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

In July 2022, the Group disposed 70 % equity interests of Quanouyimeng in relation to majority of the foreign language training services to a third party, see Note 5 for details. Nil goodwill was allocated to the disposal group, of which the fair value is determined as nil.

In September 2022, the Group entered into an agreement with Youru. This acquisition was accounted for under the acquisition method and the company recognized a goodwill amounting to RMB1,534,529 accordingly, see Note 3 for details.

The carrying amount of goodwill by reporting unit is as follows:

	Overseas art study	Other Educational
	services	Services	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2023 and 2024	177,581,176	18,708,316	196,289,492

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate. No impairment was identified and recorded for fiscal years ended December 31, 2022, 2023 and 2024.

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2023 and 2024.

	December 31, 2023
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	79,000,000	(34,891,667)	—	44,108,333	10
Non-compete arrangements (ii)	56,000,000	(41,222,222)	—	14,777,778	6
Total intangible assets	135,000,000	(76,113,889)	—	58,886,111

	December 31, 2024
					Weighted
	Gross	Accumulated		Net	average
	carrying	amortization		carrying	amortization
	amount	/deduction	Impairment	amount	period
	RMB	RMB	RMB	RMB	Years
Trademark (i)	84,000,000	(43,208,333)	—	40,791,667	10
Non-compete arrangements (ii)	56,000,000	(50,555,556)	—	5,444,444	6
Total intangible assets	140,000,000	(93,763,889)	—	46,236,111

Total amortization expense recognized for the years ended December 31, 2022, 2023 and 2024 is allocated to the following expense items:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	240,000	—	—
General and administrative	17,233,333	17,233,333	17,650,000
Total amortization expense	17,473,333	17,233,333	17,650,000
(i)

Trademark was recorded as a result of the acquisition of Huanqiuyimeng businesses. The increase in gross carrying amount of trademark as of December 31, 2024 was related to acquisition of third-party trademarks.

(ii)	Non-compete arrangements were recorded as a result of the acquisition of Huanqiuyimeng businesses.

As of December 31, 2024, the estimated amortization expense for the next five years and thereafter are as follows:

December 31
RMB
2025	13,844,444
2026	8,400,000
2027	8,400,000
2028	8,400,000
2029	5,108,333
Thereafter	2,083,334
Total estimated amortization expense	46,236,111

(9)	LEASES

The primary leases that the Group entered into were for training centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2023, the Company has 25 operating leases for training center and office spaces with remaining terms expiring from 1 through 54 months and a weighted average remaining lease term of 2.17 years. Weighted average discount rates used in the calculation of the lease liability is 6.56%. As of December 31, 2024, the Company has 25 operating leases for training center and office spaces with remaining terms expiring from 2 through 54 months and a weighted average remaining lease term of 3.55 years. Weighted average discount rates used in the calculation of the lease liability is 6.51%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Operating lease costs for the years ended December 31, 2022, 2023 and 2024 were RMB 18,456,989, RMB 18,600,344 and RMB 19,889,910, respectively, which excluded cost of short-term contracts. Short-term lease expense, with a lease term of 12 months or less, for the years ended December 31, 2022, 2023 and 2024 were RMB 3,412,129, RMB 3,950,259 and RMB 5,617,080, respectively. Short-term lease commitments as of December 31, 2024 was RMB 427,475. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2022, 2023 and 2024.

The impact of ASC 842 on the consolidated balance sheets as of December 31, 2023 and 2024 was as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Operating leases:
Right-of-use assets	23,391,247	35,907,761
Lease liabilities-current	13,110,449	18,085,643
Lease liabilities-non-current	9,496,422	17,120,842

Other information related to leases is presented below:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Supplemental cash flow information:
Cash paid for amounts included in measurement of operating leases liabilities	18,669,210	18,077,004	19,728,002
Lease liability arising from obtaining Right-of-use assets	14,628,975	1,709,583	26,936,993

Maturities of lease liabilities under non-cancellable leases as of December 31, 2024 are as follows:

Operating leases
RMB
2025	18,669,514
2026	11,767,819
2027	5,192,286
2028	2,206,952
2029	408,902
Total undiscounted lease payments	38,245,473
Less: Imputed interest	(3,038,988)
Total lease liabilities	35,206,485

(10)SHORT-TERM LOANS

Loan Facility

In May 2022, Huanqiuyimeng entered into a two-year Commercial Loan Facility (the “Facility”) with China Minsheng Bank Beijing Branch to borrow up to RMB 20,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of Huanqiuyimeng. The Facility is pledged by the real estate property owned by ATA Education under a two-year pledge agreement among ATA Education, Huanqiuyimeng and China Minsheng Bank Beijing Branch. The Group did not withdraw any line of credit from this loan facility throughout the two-year time.

In November 2024, Beijing Miusi entered into a one-year Commercial Loan Facility (the “2024 Facility”) with Shanghai Pudong Development Bank Co., Ltd. Beijing Branch to borrow up to RMB 17,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of the Group. The 2024 Facility is pledged by the real estate property owned by ATA Education under a three-year pledge agreement among ATA Education, Beijing Miusi and Shanghai Pudong Development Bank Co., Ltd. Beijing Branch. For the year ended December 31, 2024, the Group has not withdrawn any line of credit from this loan facility.

(11)ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Refund liability*	22,141,880	23,923,454
Accrued payroll and welfare	17,901,640	19,185,023
Accrued professional services expenses	3,102,467	3,237,079
Income taxes payable	1,081	—
Other current liabilities	5,999,035	10,027,404
Total accrued expenses and other payables	49,146,103	56,372,960

Other current liabilities as of December 31, 2023 and 2024 mainly include accrued advertising and outsourcing fees, value-added tax and other taxes payable, and other operating expense payable.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services or a full or partial return of the service fees are repaid to students based on the final outcome of the performance targets and is estimated based on historical experience and performance.

(12)NET REVENUES

The components of net revenues for the years ended December 31, 2022, 2023 and 2024, are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Portfolio training services	153,136,274	166,448,699	199,325,957
Research-based learning services	3,721,829	6,512,650	14,948,520
Overseas study counselling services	24,974,973	28,993,831	32,287,258
Other educational services	24,657,609	19,663,788	21,498,427
Other services	330,189	—	—
Net Revenues	206,820,874	221,618,968	268,060,162

Deferred revenue is recorded when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer in advance. Changes in the deferred revenue balances during the year ended December 31, 2023 and 2024 are as follows:

	Fiscal year ended December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the period	219,717,574	252,145,949
Cash received in advance, net of VAT	261,312,149	295,839,038
Acquisition of Youru and subsequent movement	(1,336,197)	(198,332)
Revenue recognized from opening balance of deferred revenue	(122,951,789)	(156,304,362)
Revenue recognized from deferred revenue arising during the year	(102,430,097)	(109,645,083)
Disposal of equity interests in subsidiaries for deconsolidation	—	(18,830)
Change of refund liabilities	(2,165,691)	(1,781,574)
Balance at the end of the period	252,145,949	280,036,806

(13)INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2022, 2023 and 2024. Accordingly, no provision for Hong Kong profits tax was required.

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

The EIT Law and its relevant regulations impose a withholding tax at 10% for earnings generated beginning January 1, 2008, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2023 and 2024, the Company has not accrued income taxes on earnings of RMB1,993,552 and RMB 1,966,439 respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB199,355 and RMB196,644, respectively as of December 31, 2023 and 2024.

Loss before income taxes were generated in the following jurisdictions:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(7,206,659)	(5,467,559)	(6,727,284)
PRC	(47,256,605)	(35,026,914)	(35,730,880)
Hong Kong	(52,351)	(27,777)	(41,399)
Loss before income taxes	(54,515,615)	(40,522,250)	(42,499,563)

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
PRC
Current income tax expense	130,635	1,081	—
Deferred income tax benefit	(6,052,019)	(6,812,790)	(6,401,691)
Total income tax benefit	(5,921,384)	(6,811,709)	(6,401,691)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended December 31, 2022, 2023 and 2024 to earnings before income taxes due to the following:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Computed “expected” income tax benefit	(13,628,904)	(10,130,563)	(10,624,891)
Increase in valuation allowance	6,084,383	(2,014,183)	8,623,561
Entities not subject to income tax	1,429,868	606,823	989,238
Non-deductible expenses
Entertainment	192,298	177,509	291,380
Share-based compensation	364,939	767,010	702,933
Other non-deductible expenses	1,625,037	4,186,105	(6,287,462)
Disposal of equity interests in subsidiaries	(1,577,200)	—	—
Other	(411,805)	(404,410)	(96,450)
Actual income tax benefit	(5,921,384)	(6,811,709)	(6,401,691)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2023	2024
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	38,132,866	48,344,761
Impairment and investment loss of long-term investments	10,598,946	10,598,946
Lease liabilities	5,651,718	8,801,622
Provision for loan receivable and other receivables	2,927,994	2,927,994
Accrued expenses and other payables	1,781,265	2,173,427
Property and equipment, net	26,010	265,165
Donation	2,500,000	—
Total gross deferred income tax assets	61,618,799	73,111,915
Less: valuation allowance	(47,255,513)	(53,311,495)
Total deferred income tax assets, net	14,363,286	19,800,420
Deferred income tax liabilities:
Intangible assets	14,721,528	10,413,194
Right-of-use assets	5,346,529	8,359,975
Contract cost assets	6,361,742	6,692,073
Total gross deferred income tax liabilities	26,429,799	25,465,242
Net deferred income tax liabilities	12,066,513	5,664,822

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the period	48,897,848	51,769,696	47,255,513
Additions	6,084,383	(2,014,183)	8,555,982
Reduction due to expiration of temporary difference	(2,500,000)	(2,500,000)	(2,500,000)
Reduction as a result of deconsolidation of subsidiaries	(712,535)	—	—
Balance at the end of the period	51,769,696	47,255,513	53,311,495

As of December 31, 2024, the valuation allowance of RMB 53,311,495 was related to the deferred income tax assets of PRC entities which were in loss position.

As of December 31, 2024, the Group had tax loss carry forwards for PRC income tax purpose of RMB 193,379,044, of which RMB 7,130,814, RMB 4,244,932, RMB 42,999,864, RMB 30,760,089, RMB 54,480,536, RMB 15,454,369, RMB 18,012,840 and RMB 20,295,600 will expire if unused by December 31, 2025, 2026, 2027, 2028, 2029, 2030, 2031 and 2032 respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

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

(14)SEGMENT INFORMATION

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

For the years ended December 31, 2022, 2023 and 2024, the Group classified the operating segments into (i) Overseas art study services (ii) Other educational services and (iii) Other services.

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

The following table presents selected financial information relating to the Group’s segments:

	Overseas art study	Other educational
For the year ended December 31, 2024:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	246,561,735	21,498,427	—	268,060,162
Operating cost and expenses:
Cost of revenues	117,900,852	8,748,249	146,108	126,795,209
Research and development	3,470,286	70,554	162,338	3,703,178
Selling and marketing	91,458,227	8,341,122	93,455	99,892,804
Unallocated corporate expenses*	—	—	—	80,888,058
Total operating cost and expenses	212,829,365	17,159,925	401,901	311,279,249
Other operating income, net	105,978	—	68,953	174,931
Income (Loss) from operations	33,838,348	4,338,502	(332,948)	(43,044,156)
Unallocated other income, net				544,593
Loss before income taxes				(42,499,563)

	Overseas art study	Other educational
For the year ended December 31, 2023:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	201,955,180	19,663,788	—	221,618,968
Operating cost and expenses:
Cost of revenues	96,661,054	10,225,877	74,828	106,961,759
Research and development	3,672,094	114,516	843,270	4,629,880
Selling and marketing	73,182,842	5,437,897	116,753	78,737,492
Unallocated corporate expenses*	—	—	—	72,816,606
Total operating cost and expenses	173,515,990	15,778,290	1,034,851	263,145,737
Other operating income, net	30,865	—	—	30,865
Income (Loss) from operations	28,470,055	3,885,498	(1,034,851)	(41,495,904)
Unallocated other income, net				973,654
Loss before income taxes				(40,522,250)

	Overseas art study	Other educational
For the year ended December 31, 2022:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	181,833,076	24,657,609	330,189	206,820,874
Operating cost and expenses:
Cost of revenues	92,389,567	11,552,359	373,930	104,315,856
Research and development	5,903,055	—	887,736	6,790,791
Selling and marketing	69,398,473	5,736,053	131,200	75,265,726
Unallocated corporate expenses*	—	—	—	77,051,580
Total operating cost and expenses	167,691,095	17,288,412	1,392,866	263,423,953
Other operating income, net	—	—	16,515	16,515
Income (Loss) from operations	14,141,981	7,369,197	(1,046,162)	(56,586,564)
Unallocated other income, net				2,070,949
Loss before income taxes				(54,515,615)

*Unallocated corporate expenses represent the general and administrative expenses for the years ended December 31, 2022, 2023 and 2024.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(15)SHARE-BASED COMPENSATION

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2024, 10,558,411 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

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

In 2019, 1,698,790 share options with exercise price at USD 1.2611 per common share were issued to certain officer with service condition and specific performance target, among which 424,698 share options (the “First Tranche”) were granted on March 25, 2020 and vested on April 1, 2022; 424,698 share options (the “Second Tranche”) were granted on March 15, 2022 and vested on April 1, 2023; 424,697 share options (the “Third Tranche”) were granted on May 5, 2023 and vested on April 1, 2024; 424,697 share options (the “Fourth Tranche”) were granted on March 19, 2024, none vested on April 1, 2024 due to failure to meet the specific performance target.

In November 2020, 842,000 share options with exercise price at USD 0.5697 per common share were issued to certain employees with service condition and specific performance target, among which 181,750 share options (the “First Tranche -A”), 173,002 share options (the “Second Tranche-A”), 158,000 share options (the “Third Tranche-A”), and 149,250 share options (the “Fourth Tranche-A”) were granted on April 15, 2021, April 15, 2022, April 15, 2023, and April 15, 2024, respectively. 46,050 share options among the First Tranche-A has met the performance condition set forth in the grant agreements and vested on June 30, 2022. 57,250 share options among the Second Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2023. 83,400 share options among the Third Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2024. 71,950 share options among the Fourth Tranche-A has met the performance condition set forth in the grant agreements and has vested on April 1, 2025.

In November 2020, 310,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 77,500 shares (the “First Tranche- B”), 77,500 shares (the “Second Tranche-B”), 72,500 shares (the “Third Tranche-B”), and 71,250 shares (the “Fourth Tranche-B”) were granted on April 15, 2021, April 15, 2022, April 15, 2023, and April 15, 2024, respectively. 16,000 shares among the First Tranche-B has met the performance condition set forth in the grant agreements and vested on June 30, 2022, 24,750 shares among the Second Tranche-B has met the performance condition set forth in the grant agreements and vested on April 1, 2023, 43,250 shares among the Third Tranche - B has met the performance condition set forth in the grant agreements and vested on April 1, 2024, and 38,750 shares among the Fourth Tranche-B has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

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

In November 2023, 20,000 share options with exercise price at USD 0.48 per common share were issued with service condition and specific performance target, among which 5,000 shares (the “First Tranche-C”) and 5,000 shares (the “Second Tranche-C”) were granted on November 1, 2023 and April 15, 2024, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 5,000 shares among the First Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2024. 3,000 shares among the Second Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

800,000 non-vested shares were granted to directors in November 2023, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months.

In April 2024, 585,000 share options with exercise price at USD 0.43 per common share were issued with service condition and specific performance target, among which 146,250 shares (the “First Tranche-D”) were granted on April 15, 2024. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 96,250 shares among the First Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

In April 2024, 100,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 25,000 shares (the “First Tranche-E”) and 12,500 shares (the “Second Tranche-E”) were granted on April 15, 2024 and April 15, 2024, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 12,500 shares among the First Tranche-E has met the performance condition set forth in the grant agreements and vested on May 15, 2024; 5,000 shares among the Second Tranche-E has met the performance condition set forth in the grant agreements and vested on April 1, 2025.

Other than the restricted shares issued in November 2020 and October 2022, the restricted shares were awarded with non-forfeitable dividend rights before vesting.

A summary of the share options activities for years ended December 31, 2022, 2023 and 2024:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2021	810,832	1.02	—	—
Granted	797,700	0.99	—	—
Exercised	(53,538)	0.58	—	—
Forfeited	(178,252)	0.97	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2022	1,376,742	1.03	—	—
Granted	587,697	1.07	—	—
Exercised	(113,328)	0.58	—	—
Forfeited	(162,518)	0.57	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2023	1,688,593	1.12	—	—
Granted	725,197	0.95	—	—
Exercised	—	—	—	—
Forfeited	(580,872)	1.06	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2024	1,832,918	1.07	—	—
Vested and expected to vest as of December 31, 2024	1,832,918	1.07	5.35	—
Exercisable as of December 31, 2024	1,561,093	1.15	4.92	—

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2024, was determined based on the closing price of the Company’s common shares on December 31, 2024.

Information relating to options outstanding and exercisable as of December 31, 2024 is as follows:

Options outstanding as of December 31, 2024			Options exercisable as of December 31, 2024
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
16,800	0.53	4.21	16,800	0.53	4.21
1,274,093	1.26	4.60	1,274,093	1.26	4.60
237,150	0.57	6.00	165,200	0.57	6.00
200,000	0.79	7.10	100,000	0.79	7.10
8,000	0.48	9.01	5,000	0.48	9.01
96,875	0.43	10.01
1,832,918	1.07	5.35	1,561,093	1.15	4.92

The Company calculated the fair value of the share options on the grant date, for the years ended December 31, 2022, 2023 and 2024, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Year Ended December 31,
	2022	2023	2024
Expected dividend yield	0%	0%	0%
Expected volatility	67%	68%	69%/70%/70%/70%
Expected term	4.17/4.79/6.25	3.58/4.29/5.25	3.17/3.79/5.29/5.46
Risk-free interest rate (per annum)	2.08%/2.78%/1.84%	3.57%/3.68%/4.68%	4.46%/4.73%/4.65%/4.65%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for share options for the year ended December 31, 2022, 2023 and 2024 is allocated to the following expense items:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	59,874	53,104	81,748
Research and development	4,785	—	—
Sales and marketing	35,546	53,133	54,001
General and administrative	935,582	1,443,900	625,709
Total share-based compensation expense	1,035,787	1,550,137	761,458

The weighted-average grant-date fair value of share options granted in 2022, 2023 and 2024 were USD 0.31, USD 0.46 and USD 0.24, respectively. The total intrinsic value of share options exercised by the Group’s employees during the years ended December 31, 2022, 2023 and 2024 were USD 29,532, USD 8,773 and nil respectively.

As of December 31, 2024, RMB 131,493 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.59 years.

Non-vested shares

A summary of the non-vested shares activities for the year ended December 31, 2022, 2023 and 2024 is presented below:

		Weighted
		average
		grant
	Number	date fair
	of shares	value
		USD
Outstanding at December 31, 2021	199,336	0.671
Granted	350,500	0.841
Vested	(199,336)	0.671
Forfeited	(52,750)	0.615
Cancelled	—	—
Outstanding at December 31, 2022	297,750	0.881
Granted	872,500	0.467
Vested	(133,950)	0.851
Forfeited	(29,250)	0.925
Cancelled	—	—
Outstanding at December 31, 2023	1,007,050	0.525
Granted	108,750	0.430
Vested	(381,617)	0.636
Forfeited	(52,500)	0.430
Cancelled	—	—
Outstanding at December 31, 2024	681,683	0.489

The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was, USD150,982, USD76,300 and USD 192,834 respectively.

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended December 31, 2022, 2023 and 2024, the Company withheld 6,148, 19,004 and 27,582 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the years ended December 31, 2022, 2023 and 2024 is allocated to the following expense items:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	29,057	21,722	64,361
Sales and marketing	40,655	63,321	38,854
General and administrative	354,256	1,432,861	1,947,059
Total share-based compensation expense	423,968	1,517,904	2,050,274

As of December 31, 2024, RMB 1,066,030 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 2.58 years.

(16)COMMON SHARES

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

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of US$1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 1,124,626 ADSs and 1,124,626 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2023 and 2024 respectively.

(17)STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2023 and 2024, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,671,341 and RMB 25,671,341, respectively, which is restricted for distribution to the Company.

(18)RELATED PARTY TRANSACTIONS

(1) Purchase of equity interest from a Related Party

In 2023, we acquired 100% equity interests of Jinan Nuobi. The equity interest was transferred from Jun Zhang, the President and Director of the Company, and a consideration of RMB 0.5 million was paid in August, 2023.

(2) Purchase of Office Sharing Service and System Development and Data Services from an Affiliate Company

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

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services. RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB 6.3 million due to cost optimization. RMB 1.8 million and RMB 0.6 million expenses were recorded for the year ended December 31, 2023 and 2024. As of December 31, 2024, the system development has been completed.

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

(4) Purchase of outsourcing services from an Affiliate Company

Huanqiuyimeng recorded an expense of RMB 259,083 for the year ended December 31, 2024 for outsourcing services purchased from ATA Learning Inc. The services were mainly in relation to master classes.

(19)COMMITMENTS AND CONTINGENCIES

Non-cancellable operating leases

As of December 31, 2024, operating lease commitments for property management expenses under lease agreements amounts to RMB 5,429,394.

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

The Company filed an application for jurisdiction objection for each of the foregoing two cases, which was not supported by court order. As a result, Beijing Intermediate Court had jurisdiction over these two cases. On March 18, 2022, the Supreme People’s Court issued (2022) Supreme People’s Court Ruling No. 48 and No. 49, holding that these two cases are international commercial cases of great influence and typical significance, and should be tried by the Second International Commercial Court of the Supreme People’s Court. On June 20, 2024, the Supreme People’s Court rendered the final judgment holding that shareholder approval was not required for the sale of the ATA Online Business and the board of the directors of the Company had the right to approve such transaction, and the consideration paid by the buyer group for the sale of the ATA Online Business was not unreasonable, therefore the all of the claims raised by Alpha and Dynamic were dismissed.

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

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs appealed such order to Beijing High People’s Court and Beijing High People’s Court later accepted such appeal. On July 30, 2024, the Beijing Intermediate Court accepted this case. On August 15, 2024, Alpha and Dynamic filed a withdrawal application and the Beijing Intermediate Court approved such withdrawal application on August 27, 2024.

In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2023 and 2024.

Investment commitments

In August 2021, Huanqiuyimeng entered into an agreement with two third parties to invest in a new company, pursuant to which Huanqiuyimeng will invest RMB110.0 million in cash representing 55 % equity interests of the new company. The agreement was subsequently amended in March 2022 and October 2022. Pursuant to the amendments, the capital contribution by Huanqiuyimeng decreased to RMB30.0 million, representing 15% equity interests of the company, while a new investor ATA Learning (Beijing) Inc., a company controlled by Mr. Xiaofeng Kevin Ma, CEO and Chairman of the Group, will invest RMB 80.0 million, representing 40 % equity interests in the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB30.0 million is due on December 31, 2031. In October 2024, Huanqiuyimeng transferred its 15% equity interests in the new company to a third party, upon which, Huanqiuyimeng may still have supplementary liability for the remaining investment commitment if the transferee fails to make the capital contribution before the due date, which is June 2032.

(20)EARNINGS (LOSSES) PER COMMON SHARE

Basic and diluted losses per common share are calculated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to ATA Creativity Global	(47,892,909)	(33,660,245)	(36,097,777)
Net loss available to common shareholders	(47,892,909)	(33,660,245)	(36,097,777)
Denominator:
Denominator for basic loss per share:
Weighted average common shares outstanding	62,753,840	62,789,811	62,978,139
Denominator for diluted loss per share	62,753,840	62,789,811	62,978,139
Basic loss per common share attributable to ATA Creativity Global	(0.76)	(0.54)	(0.57)
Diluted loss per common share attributable to ATA Creativity Global	(0.76)	(0.54)	(0.57)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted losses per share for the year ended December 31, 2022, 2023 and 2024, because their effect is anti-dilutive:

	Year ended December 31,
	2022	2023	2024
Shares issuable under restricted shares and share options	1,674,492	2,730,129	2,514,601

(21)SUBSEQUENT EVENTS

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the consolidated financial statements other than the following:

In February 2025, one of the directors ceased to be a director of the Company, and 137,502 restricted shares granted to the director but not yet vested have been forfeited.

In March 2025, Huanqiuyimeng invested in a new company, pursuant to which Huanqiuyimeng shall invest RMB0.3 million in cash representing 30% equity interests of the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB0.3 million is due in March 2030.

Between January to March 2025, the Company has drawn down credit line of RMB13.0 million of the 2024 Facility described in Note 10.

(22)ATA CREATIVITY GLOBAL (“PARENT COMPANY”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
Cash and cash equivalents	1,068,177	4,608,462	631,357
Prepaid expenses and other current assets	4,272	4,336	594
Investments in subsidiaries	115,087,677	78,329,251	10,731,063
Total assets	116,160,126	82,942,049	11,363,014
Accrued expenses and other payables	3,122,258	3,231,601	442,727
Total liabilities	3,122,258	3,231,601	442,727
Common shares	4,730,128	4,755,623	651,518
Treasury shares	(8,201,046)	(8,201,046)	(1,123,539)
Additional paid in capital	545,222,465	547,915,003	75,064,048
Accumulated other comprehensive loss	(37,004,507)	(36,952,183)	(5,062,428)
Accumulated deficit	(391,709,172)	(427,806,949)	(58,609,312)
Total shareholders’ equity	113,037,868	79,710,448	10,920,287
Total liabilities and shareholders’ equity	116,160,126	82,942,049	11,363,014

Condensed Statements of Comprehensive Income (Loss)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Cost of revenues	(88,930)	(74,827)	(146,109)	(20,017)
Operating expenses	(6,175,519)	(5,141,980)	(6,750,893)	(924,869)
Investment loss	(41,635,317)	(28,469,235)	(29,233,857)	(4,005,022)
Interest income	6,861	25,802	33,082	4,532
Foreign currency exchange losses, net	(4)	(5)	—	—
Loss before income taxes	(47,892,909)	(33,660,245)	(36,097,777)	(4,945,376)
Income tax expense	—	—	—	—
Net loss	(47,892,909)	(33,660,245)	(36,097,777)	(4,945,376)
Other comprehensive income (loss)	556,762	(1,422)	52,324	7,168
Comprehensive loss	(47,336,147)	(33,661,667)	(36,045,453)	(4,938,208)

Condensed Statements of Cash Flows

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,509,052)	(1,637,065)	(3,887,093)	(532,530)
Cash flows from investing activities:
Cash received from subsidiaries	3,159,503	2,546,883	9,934,336	1,360,999
Cash lent to subsidiaries	(101,614)	(1,437,720)	(2,540,662)	(348,069)
Net cash provided by investing activities	3,057,889	1,109,163	7,393,674	1,012,930
Cash flows from financing activities:
Cash received for exercise of share options	218,943	471,765	—	—
Net cash provided by financing activities	218,943	471,765	—	—
Effect of foreign exchange rate changes on cash	95,386	25,418	33,704	4,617
Net decrease in cash	(1,136,834)	(30,719)	3,540,285	485,017
Cash and cash equivalents at beginning of year	2,235,730	1,098,896	1,068,177	146,340
Cash and cash equivalents at end of year	1,098,896	1,068,177	4,608,462	631,357