Form 20-F
period 2025-12-31
ATA Creativity Global
filed 2026-03-31
CIK 1420529

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Telephone: +8610-6518-1133

Facsimile: +8610-5869-8106

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing two common shares, par value $0.01 per share	AACG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

63,912,442 common shares

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

☐  Yes    ☐  No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	unless otherwise noted, all references to years are to the calendar years from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.
●	the “Company” refers to ATA Creativity Global.
●	“we,” “us,” “our company,” “our” and “ACG” refer to the Company and its subsidiaries, as the context requires.
●	the “VIE” refers to ATA Intelligent Learning (Beijing) Technology Limited, our variable interest entity based in China, and its subsidiary, as the context requires.
●	the “WFOE” refers to ATA Education Technology (Beijing) Limited.
●	“Huanqiuyimeng” refers to Beijing Huanqiuyimeng Education Consultation Corp.
●	“ATA Online” refers to ATA Online (Beijing) Education Technology Co., Ltd., which was a wholly owned subsidiary of us and was disposed of by us on August 16, 2018.
●	“ATA Online Business” refers to, collectively, ATA Online and its subsidiaries, ATA Learning (Beijing) Inc., or ATA Learning, and Zhongxiao Zhixing Education Technology (Beijing) Limited, which were former subsidiaries of the Company incorporated under the laws of mainland China and holding companies of ATA Online, which we disposed of on August 16, 2018.
●	“China,” “Chinese” and “PRC” refer to the People’s Republic of China.
●	all references to “Renminbi” or “RMB” are to the legal currency of mainland China, and all references to “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
●	“PRC GAAP” refers to generally accepted accounting principles in mainland China.
●	“PRC law(s) and regulation(s)” refers to the laws and regulations of mainland China.
●	“PRC subsidiary” means any direct and indirect subsidiary of the Company incorporated and domiciled in mainland China.
●	“credit hour” refers to the standard unit we use to measure educational credit for our portfolio training services (as defined below) and other educational services; each credit hour roughly equals one hour of time committed by our teachers in our portfolio training services and other educational services.

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2024 and 2025 and for each of the years in the three-year period ended December 31, 2025, and the related notes. Each of our American depositary shares, or ADSs, represents two common shares. Our ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “AACG”.

We conduct our business primarily in China, and the majority of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollars certified for customs purposes by the Federal Reserve Bank of New York, as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report are made at a rate of RMB 6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “should,” “intend,” “predict,” “potential,” “continue,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “aim,” “is /are likely to” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and strategies;
●	our future prospects and market acceptance of our products and services;
●	our future business development and results of operations;
●	our plans for mergers and acquisitions;
●	projected revenues, profits, earnings and other estimated financial information;
●	our plans to expand and enhance our products and services;
●	the potential market size and growth of our products and services;
●	competition in the market for our products and services;
●	PRC laws, regulations and policies, including those applicable to the education industry, internet content providers, variable interest entity and foreign exchange;
●	the impact of the political tensions between the United States and China or other countries, and the impact of actual or potential international military actions;
●	the impact of any public health epidemic or pandemics or natural disasters; and
●	assumptions underlying or related to any of the foregoing.

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

For the fiscal year ended December 31, 2025, we had 4,127 students enrolled, of which 57% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. Our net revenues were RMB221.6 million, RMB268.1 million and RMB268.1 million ($38.3 million) in the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

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

The following diagram illustrates the simplified corporate structure of us and the VIE as of the date of this annual report:

Notes:

(1)	ATA Creativity Global is the entity in which investors hold or can purchase their interest.
(2)	As of the date of this annual report, the VIE has no business operations of its own.
(3)	Beijing Zhenwu was established in August 2021 mainly for purposes of developing and marketing our project-based learning services in the form of short-term art courses and has no substantive business operations as of the date of this annual report.
(4)	We conduct our operations primarily through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly owned subsidiaries. As of March 20, 2026, Huanqiuyimeng has 11 directly or indirectly wholly owned subsidiaries.
(5)	Hefei Yimeng was established in June 2024 mainly to preserve the flexibility for potential local operations.

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
Filing with the CSRC under the Overseas Offering and Listing Measures (see below for more detailed discussion)

This is not applicable to the offering or listing that is already completed before March 31, 2023, but is applicable to follow-on financing activities involving overseas offering or listing after March 31, 2023. In January 2026, the Company completed a registered direct offering of 11,067,547 ADS to three purchasers, and we have completed the relevant filing with the CSRC.

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

Travel Agency Business License (see below for more detailed discussion)

One of our subsidiaries Beijing Miusi International Education Consultation Co., Ltd., or Beijing Miusi, has obtained the travel agency business license for the purpose of preserving flexibility to conduct relevant travel agency-related business in the future.

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

ICP license (see below for more detailed discussion)

The VIE once obtained the ICP license to preserve our flexibility to operate relevant business, but such ICP license has expired as of the date of this annual report and the VIE did not apply for the renewal as we believe that neither the Company and its subsidiaries nor the VIE conducts the businesses where the ICP license is required.

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

Operating Permit for Travel-related Activity

The Tourism Law of the PRC, which was promulgated by the Standing Committee of the NPC and amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain the corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group throughout the whole tour. Regulations on Travel Agencies promulgated by the State Council, amended on November 29, 2020, and the Implementation Rules of Regulations on Travel Agencies, provide that, among other things, the travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, inbound or outbound tourism; the aforementioned business shall include but not limited to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agency that engages in domestic and outbound tourism shall apply for corresponding permits to engage in such tourism activities from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. On November 19, 2024, the General Office of the Ministry of Culture and Tourism issued the Notice on Promoting the Healthy Development of Travel Agency Research-based Tourism Business, providing that travel agencies shall choose qualified suppliers and partners and shall evaluate the service capabilities of the partners, which does not require our PRC subsidiaries to obtain travel agency permits. With respect to our research-based learning services, our PRC subsidiaries cooperate with third-party travel agencies which have travel agency permits for our educational travel activities, such as accommodation and tour guiding. We don’t think our PRC subsidiaries engaged in such travel-related activities under their cooperation with third party travel are also required to obtain travel agency permits under the current law rules, and such PRC subsidiaries have not received any notifications which require them to obtain a travel agency permit. If we inadvertently conclude that such permissions are not required, but the regulators do not take the same view as we do, the relevant regulators may order such PRC subsidiaries to rectify the non-compliance, confiscate the illegal income from such business and impose fines on such PRC subsidiaries. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.” One of our subsidiaries Beijing Miusi has obtained the travel agency business license for the purpose of preserving flexibility to conduct relevant travel agency-related business in the future.

ICP license

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in 2011 and 2024, respectively. Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition), the provision of information services falls in the restricted category, and the percentage of foreign ownership cannot exceed 50%. Some of our courses are provided in online form and provided to our students through online platforms of third-party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third-party online platforms. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license and our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license. The VIE once obtained the ICP license to preserve our flexibility to operate relevant business, but such ICP license has expired as of the date of this annual report and the VIE did not apply for the renewal as we believe that, neither the Company and its subsidiaries nor the VIE conducts the businesses where the ICP license is required. However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do. If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to a non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected. If the ICP license is required in the future or we choose to provide information services through our own online platform, there is no assurance that the ICP license can be obtained. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.”

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

On November 4, 2022, the CAC and the State Administration for Market Regulation jointly issued the Announcement in relation to the Implementation of Personal Information Protection Certification with an exhibit of Implementation Rules for Personal Information Protection Certification, according to which, the professional organizations authorized to conduct personal information protection certification shall comply with the Implementation Rules for Personal Information Protection Certification. On February 22, 2023, the CAC issued the Provisions on Model Contract for Cross-border Transfer of Personal Information (the “Model Contract Provisions”) with an exhibit of model contract, which came into effect on June 1, 2023. According to the Model Contract Provisions and the Cross-border Data Flow Provisions, the personal information processor meeting all of the following four conditions may transfer personal information out of mainland China by way of entering into the model contract: (i) a non-critical information infrastructure operator; (ii) a personal information processor who has, since January 1 of the current year, transferred personal information of more than 100,000 but less than one million individuals overseas cumulatively; and (iii) a personal information processor who has, since January 1 of the current year, transferred sensitive personal information of less than 10,000 individuals overseas cumulatively. Also, the personal information processor shall conduct a personal information protection influence assessment before transferring any personal information out of mainland China. The personal information processor shall file the signed model contract within 10 days after the effective date of such model contract with the local competent authority. The Cross-border Data Flow Provisions provides exemptions, under which a data processor that transfers personal information overseas can be exempted from applying for a security assessment, completing personal information protection certification or entering into a standard contract for the outbound transfer of personal information. A data processor that transfer personal information overseas can be exempted when (i) it is necessary to provide personal information overseas to enter into or perform a contract to which the individual is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, flight and hotel booking, visa processing, examination services, etc.; (ii) it is necessary to provide personal information overseas for cross-border human resource management under the labor rules and regulations and any collective contract executed in accordance with the law; (iii) it is necessary to provide personal information overseas to protect the life, health, or property safety of natural persons under emergency circumstances; and (iv) a data processor, other than a critical information infrastructure operator, has cumulatively provided the personal information (excluding sensitive personal information) of less than 100,000 individuals overseas since January 1 of the current year. That said, a data processor that transfers personal information overseas shall fulfill its legal obligations, such as notifying the relevant individuals, obtaining the individuals’ separate consent, and completing a personal information protection impact assessment. The Network Data Security Regulations provides that a network data processor may transmit personal information abroad if it has completed a security assessment for data cross-border transmission or personal information protection certification or complied with the provisions in relation to model contract for cross-border transfer of personal information. As the regulations are evolving, we are still evaluating and monitoring whether and how to complete the personal information protection certification or enter into the standard contract formulated by the national cyberspace authorities. As of the date of this annual report, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CAC or any other regulatory authority in relation to the foregoing issues.

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

Filing with the CSRC under the Overseas Offering and Listing Measures

On February 17, 2023, the CSRC issued the Trail Implementation Management Measures of Overseas Offering and Listing by Domestic Companies (the “Overseas Offering and Listing Measures”), which came into effect on March 31, 2023, and provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and in the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Notice on Management and Arrangement of the Filing of Overseas Offering and Listing by Domestic Companies issued by CSRC on February 17, 2023 (the “Overseas Offering and Listing Notice”), an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. In January 2026, the Company completed a registered direct offering of 11,067,547 ADS to three purchasers, and we have completed the relevant filing with the CSRC. As the interpretations and implementation of the Overseas Offering and Listing Measures still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities in the future. In addition, since the regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to a non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

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

ATA Creativity Global (the "Company") (Cayman Islands)
Capital Contribution /Loans
100%
Dividends /Distributions
ATA Testing Authority (Holdings) Limited ("ATA BVI") (British Virgin Islands)
Capital Contribution /Loans
100%
Dividends /Distributions
ACG International Group Limited ("ACGIGL") (British Virgin Islands)
Capital Contribution /Loans
100%
Dividends /Distributions
ATA Creativity Global (Hong Kong) Limited ("ACG HK") (Hong Kong)
Capital Contribution /Loans
100%
Dividends /Distributions
Offshore
Onshore
ATA Education Technology (Beijing) Limited (the "WFOE") (PRC)
Capital Contribution /Loans
Dividends /Distributions
Capital Contribution /Loans
Loans
Contractual Arrangements
Service Fees
Hefei Yimeng Education Consultation Co., Ltd. ("Hefei Yimeng") (PRC)
69.0417%
ATA Intelligent Learning (Beijing) Technology Limited (the "VIE") (PRC)
Capital Contribution /Loans
70%
Dividends /Distributions
Capital Contribution /Loans
Dividends /Distributions
30.9583%
Beijing Zhenwu Technology Development Co., Ltd. ("Beijing Zhenwu") (PRC)
Beijing Huanqiuyimeng Education Consultation Corp. ("Huanqiuyimeng") (PRC)

Cash Flow and Assets Transfer Between the Company, Its Subsidiaries, and the VIE

The Company received RMB2.5 million from subsidiaries of the Company and paid RMB1.4 million to subsidiaries of the Company, respectively, for the year ended December 31, 2023. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2023. The Company received RMB9.9 million from subsidiaries of the Company and paid RMB2.5 million to subsidiaries of the Company, respectively, for the year ended December 31, 2024. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2024. The Company received RMB 5.0 million from subsidiaries of the Company and paid RMB3.9 million to subsidiaries of the Company, respectively, for the year ended December 31, 2025. See line item of “Cash flows from investing activities - Cash received from inter-companies/Cash paid to inter-companies” in the Condensed Cash Flow Schedule for fiscal year 2025.

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

For the years ended December 31, 2023, 2024 and 2025 due to the fact that the VIE did not provide material services, the VIE did not generate material cash inflows from the delivery of services, and its cash inflows were provided via capital contribution of the nominee shareholders and loan arrangement from subsidiaries of the Company. For the years ended December 31, 2023, 2024 and 2025, the VIE borrowed RMB1.1 million, RMB1.6 million and RMB 1.2 million from subsidiaries of the Company, respectively. The VIE repaid nil to subsidiaries of the Company during each of the years ended December 31, 2023, 2024 and 2025. See line items of “Cash flows from investing activities – Cash paid to inter-companies/Cash received from inter-companies” and “Cash flows from financing activities – Cash received from inter-companies/Cash repaid to inter-companies” in the Condensed Cash Flow Schedule for fiscal years 2023, 2024 and 2025. As of December 31, 2025, the outstanding payables due from the VIE to subsidiaries of the Company were RMB 67.4 million, which was eliminated during the consolidation process. See note 1 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2025. These cash flows were classified as investing activities of subsidiaries of the Company and financing activities of the VIE, respectively.

The WFOE provided loans of RMB0.9 million and RMB0.1 million to Mr. Xiaofeng Ma (Chairman and CEO of the Company) and Mr. Haichang Xiong (former General Legal Counsel of the Company), nominee shareholders of the VIE, as initial capital contribution into the VIE in April 2018, respectively. In December 2018, the WFOE provided additional loans of RMB8.1 million and RMB0.9 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as capital contribution into the VIE, respectively. In April and June 2019, the WFOE provided additional loans in total of RMB36.0 million and RMB4.0 million to Mr. Xiaofeng Ma and Mr. Haichang Xiong as another round of capital contribution into the VIE, respectively. In August 2020, the prior nominee shareholder Mr. Haichang Xiong transferred his 10% equity shares in the VIE to Mr. Jun Zhang (President and Director of the Company, or “new nominee shareholder”) and paid back the entire RMB5.0 million loan to the WFOE. The WFOE provided a loan in RMB5.0 million to Mr. Jun Zhang to acquire the 10% equity interests of the VIE. These cash flows were classified as the related subsidiaries’ investing activities and financing activities of the VIE, respectively. As of December 31, 2025, receivables due from Mr. Xiaofeng Ma and Mr. Jun Zhang in the balance of RMB45.0 million and RMB5.0 million, respectively, were recorded as the receivables due from related parties for the VIE. See note 2 to the condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2025.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIE for the years ended December 31, 2023, 2024 and 2025.

Dividends or Distributions Made to the Company and Tax Consequences Thereof

The Company’s subsidiaries and the VIE did not make any dividends or distributions to the Company in the fiscal years ended December 31, 2023, 2024 and 2025. If any dividend is paid by our PRC subsidiaries to the Company in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If the Company or its offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider the Company or its offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but the Company or its offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares” and “Item 10.E. Taxation — People’s Republic of China Taxation.” If any payment is made from the VIE to the WFOE pursuant to the contractual arrangements between them, such payments will be subject to PRC taxes, including business taxes and value-added tax, or VAT.

Dividends or Distributions Made to the U.S. Investors and Tax Consequences Thereof

The Company did not make any dividends or distributions to its shareholders in the fiscal years ended December 31, 2023, 2024 and 2025. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

VIE Consolidation Schedule

The following tables present the Company’s condensed consolidating schedule depicting the consolidated statements of comprehensive income (loss) for the fiscal years ended December 31, 2023, 2024 and 2025 of the Company, its subsidiaries, the VIE, and the corresponding eliminating adjustments separately.

	Year Ended December 31,
	2025
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	268,112,876	—	—		268,112,876
Cost and expenses:
Cost of revenues	70,406	137,731,120	—	—		137,801,526
Reversal of provision for loan receivable and other receivables	(2,485,349)	(1,296,313)	—	—		(3,781,662)
Goodwill impairment	—	33,908,719	—	—		33,908,719
Operating expenses	4,904,148	158,245,103	1,321,640	—		164,470,891
Total cost and expenses	2,489,205	328,588,629	1,321,640	—		332,399,474
Other operating income, net	—	175,898	—	—		175,898
Loss from operations	(2,489,205)	(60,299,855)	(1,321,640)	—		(64,110,700)
Other income	24,414	579,687	171	—		604,272
Investment gain(loss)	(45,582,703)	11,880,702	(4,784,626)	50,367,329	(1)	11,880,702
Loss before income taxes	(48,047,494)	(47,839,466)	(6,106,095)	50,367,329		(51,625,726)
Income tax benefit	—	(3,578,203)	—	—		(3,578,203)
Net loss	(48,047,494)	(44,261,263)	(6,106,095)	50,367,329		(48,047,523)
Net loss attributable to non-controlling interests	—	(4,784,626)	(29)	4,784,626	(1)	(29)
Net loss attributable to ATA Creativity Global	(48,047,494)	(39,476,637)	(6,106,066)	45,582,703		(48,047,494)

	Year Ended December 31,
	2024
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	268,055,926	4,236	—		268,060,162
Cost and expenses:
Cost of revenues	146,109	126,649,100	—	—		126,795,209
Operating expenses	6,750,893	176,165,735	1,567,412	—		184,484,040
Total cost and expenses	6,897,002	302,814,835	1,567,412	—		311,279,249
Other operating income, net	—	174,931	—	—		174,931
Loss from operations	(6,897,002)	(34,583,978)	(1,563,176)	—		(43,044,156)
Other income	33,082	949,333	331	—		982,746
Investment gain(loss)	(29,233,857)	(438,153)	(6,465,269)	35,699,126	(1)	(438,153)
Loss before income taxes	(36,097,777)	(34,072,798)	(8,028,114)	35,699,126		(42,499,563)
Income tax benefit	—	(6,401,691)	—	—		(6,401,691)
Net loss	(36,097,777)	(27,671,107)	(8,028,114)	35,699,126		(36,097,872)
Net loss attributable to non-controlling interests	—	(6,465,269)	(95)	6,465,269	(1)	(95)
Net loss attributable to ATA Creativity Global	(36,097,777)	(21,205,838)	(8,028,019)	29,233,857		(36,097,777)

	Year Ended December 31,
	2023
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net revenues	—	221,618,968	—	—		221,618,968
Cost and expenses:
Cost of revenues	74,827	106,886,932	—	—		106,961,759
Operating expenses	5,141,980	150,202,984	839,014	—		156,183,978
Total cost and expenses	5,216,807	257,089,916	839,014	—		263,145,737
Other operating income, net	—	30,865	—	—		30,865
Loss from operations	(5,216,807)	(35,440,083)	(839,014)	—		(41,495,904)
Other income	25,797	947,489	368	—		973,654
Investment loss	(28,469,235)	—	(6,776,600)	35,245,835	(1)	—
Loss before income taxes	(33,660,245)	(34,492,594)	(7,615,246)	35,245,835		(40,522,250)
Income tax benefit	—	(6,811,709)	—	—		(6,811,709)
Net loss	(33,660,245)	(27,680,885)	(7,615,246)	35,245,835		(33,710,541)
Net loss attributable to non-controlling interests	—	(6,825,164)	(1,732)	6,776,600	(1)	(50,296)
Net loss attributable to ATA Creativity Global	(33,660,245)	(20,855,721)	(7,613,514)	28,469,235		(33,660,245)
(1)

To eliminate the investment income or loss recognized in the Company derived from earnings or losses picked up from its subsidiaries and the VIE, as well as the investment loss recorded in the VIE with the net loss attributable to the VIE as non-controlling interests recorded in the subsidiaries of the Company.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2024 and 2025 of the Company, its subsidiaries, the VIE and corresponding eliminating adjustments separately.

	December 31, 2025
		Subsidiaries
		of the				Elimination
	The Company	Company		VIE		adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	1,057,465	84,007,574		171,249		—		85,236,288
Accounts receivable, net	—	298,377		—		—		298,377
Prepaid expenses and other current assets	4,240	25,821,157		7,062		—		25,832,459
Inter-company receivables	—	67,411,670	(1)	—		(67,411,670)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	1,061,705	227,538,778		178,311		(117,411,670)		111,367,124
Non-current assets:
Other non-current assets	—	134,540,098		10,000		—		134,550,098
Goodwill	—	162,380,773		—		—		162,380,773
Long-term investments	33,544,606	—		37,753,202		(71,297,808)	(3)	—
Total non-current assets	33,544,606	296,920,871		37,763,202		(71,297,808)		296,930,871
Total assets	34,606,311	524,459,649		37,941,513		(188,709,478)		408,297,995

LIABILITIES
Current liabilities:
Accrued expenses and other payables	2,559,166	53,872,129		62,496		—		56,493,791
Short-term loan	—	1,000,000		—		—		1,000,000
Deferred revenues and other current liabilities	—	287,085,706		—		—		287,085,706
Inter-company payables	—	—		67,411,670	(1)	(67,411,670)	(1)	—
Total current liabilities	2,559,166	341,957,835		67,474,166		(67,411,670)		344,579,497
Lease liabilities-non current	—	14,617,119		—		—		14,617,119
Long-term loan	—	15,031,900		—		—		15,031,900
Deferred tax liabilities	—	2,086,619		—		—		2,086,619
Total non-current liabilities	—	31,735,638		—		—		31,735,638
Total liabilities	2,559,166	373,693,473		67,474,166		(67,411,670)		376,315,135

Shareholders’ equity:
Common shares	4,780,117	—		—		—		4,780,117
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2)(3)	—
Treasury shares	(8,201,046)	—		—		—	(3)	(8,201,046)
Additional paid-in capital	548,769,331	(120,348,733)		—		120,348,733	(3)	548,769,331
Accumulated other comprehensive income(loss)	(37,446,814)	39,101,537		—		(39,101,537)	(3)	(37,446,814)
Retained earnings (accumulated deficits)	(475,854,443)	178,275,370		(79,468,368)		(98,807,002)	(3)	(475,854,443)
Non-controlling interests	—	37,753,202		(64,285)		(37,753,202)	(3)	(64,285)
Total shareholders’ equity	32,047,145	150,766,176		(29,532,653)		(121,297,808)		31,982,860
Total liabilities and shareholders’ equity	34,606,311	524,459,649		37,941,513		(188,709,478)		408,297,995

	December 31, 2024
		Subsidiaries
		of the				Elimination
	The Company	Company		VIE		adjustments		Consolidated
	RMB	RMB		RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	4,608,462	31,554,745		360,788		—		36,523,995
Accounts receivable, net	—	2,712,845		—		—		2,712,845
Prepaid expenses and other current assets	4,336	27,398,498		—		—		27,402,834
Inter-company receivables	—	66,217,253	(1)	—		(66,217,253)	(1)	—
Amounts due from nominee shareholders for the VIE	—	50,000,000	(2)	—		(50,000,000)	(2)	—
Total current assets	4,612,798	177,883,341		360,788		(116,217,253)		66,639,674
Non-current assets:
Other non-current assets	—	155,988,099		10,000		—		155,998,099
Goodwill	—	196,289,492		—		—		196,289,492
Long-term investments	78,329,251	38,000,000		42,537,827		(120,867,078)	(3)	38,000,000
Total non-current assets	78,329,251	390,277,591		42,547,827		(120,867,078)		390,287,591
Total assets	82,942,049	568,160,932		42,908,615		(237,084,331)		456,927,265

LIABILITIES
Current liabilities:
Accrued expenses and other payables	3,231,601	53,023,439		117,920		—		56,372,960
Deferred revenues and other current liabilities	—	298,122,449		—		—		298,122,449
Inter-company payables	—	—		66,217,253	(1)	(66,217,253)	(1)	—
Total current liabilities	3,231,601	351,145,888		66,335,173		(66,217,253)		354,495,409
Total non-current liabilities	—	22,785,664		—		—		22,785,664
Total liabilities	3,231,601	373,931,552		66,335,173		(66,217,253)		377,281,073

Shareholders’ equity:
Common shares	4,755,623	—		—		—		4,755,623
Paid-in capital	—	15,984,800		50,000,000	(2)	(65,984,800)	(2)(3)	—
Treasury shares	(8,201,046)	—		—		—	(3)	(8,201,046)
Additional paid-in capital	547,915,003	(120,348,733)		—		120,348,733	(3)	547,915,003
Accumulated other comprehensive income(loss)	(36,952,183)	58,457,737		—		(58,457,737)	(3)	(36,952,183)
Retained earnings (accumulated deficits)	(427,806,949)	197,597,748		(73,362,302)		(124,235,446)	(3)	(427,806,949)
Non-controlling interests	—	42,537,828		(64,256)		(42,537,828)	(3)	(64,256)
Total shareholders’ equity	79,710,448	194,229,380		(23,426,558)		(170,867,078)		79,646,192
Total liabilities and shareholders’ equity	82,942,049	568,160,932		42,908,615		(237,084,331)		456,927,265
(1)	To eliminate the amounts related to the loans provided by subsidiaries of the Company to the VIE.
(2)	To eliminate the loans that the WFOE provided to Mr. Xiaofeng Ma and Mr. Jun Zhang as capital contribution (common shares) into the VIE.
(3)	To eliminate the Company’s equity pick-up from subsidiaries or the VIE under respective equity accounts with corresponding long-term investment balances of the subsidiaries or the VIE.

The following tables present the Company’s condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2023, 2024 and 2025 of the Company, its subsidiaries, the VIE, and corresponding eliminating adjustments separately.

	Year Ended December 31,
	2025
		Subsidiaries
		of the		Elimination
	The Company	Company	VIE	adjustments		Consolidated
	RMB	RMB	RMB	RMB		RMB
Net cash used in operating activities	(5,010,733)	(9,437,997)	(1,390,039)	—		(15,838,769)
Cash flows from investing activities:
Cash received from inter-companies	5,011,346	—	—	(5,011,346)		—
Cash paid to inter-companies	(3,896,505)	(1,200,500)	—	5,097,005		—
Cash paid for property and equipment	—	(1,281,220)	—	—		(1,281,220)
Other cash movements	—	49,986,450	—	—		49,986,450
Net cash provided by (used in) investing activities	1,114,841	47,504,730	—	85,659	(1)	48,705,230
Cash flows from financing activities:
Cash received from short-term loans	—	37,063,829	—	—		37,063,829
Repayment of short-term loans	—	(21,031,929)	—	—		(21,031,929)
Cash received from intercompanies	—	3,896,505	1,200,500	(5,097,005)		—
Cash received from inter-companies	—	(5,011,346)	—	5,011,346		—
Cash paid to inter-companies	—	—	—	—		—
Other cash movements	366,694	(57,580)	—	—		309,114
Net cash provided by (used in) financing activities	366,694	14,859,479	1,200,500	(85,659)	(1)	16,341,014
Effect of foreign currency exchange rate changes on cash	(21,799)	(473,383)	—	—		(495,182)
Net increase (decrease) in cash and cash equivalents	(3,550,997)	52,452,829	(189,539)	—		48,712,293
Cash and cash equivalents at the beginning of the year	4,608,462	31,554,745	360,788	—		36,523,995
Cash and cash equivalents at the end of the year	1,057,465	84,007,574	171,249	—		85,236,288

	Year Ended December 31,
	2024
		Subsidiaries
	The	of the			Elimination
	Company	Company		VIE	adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash provided by (used in) operating activities	(3,887,093)	2,038,353		(1,496,430)	—		(3,345,170)
Cash flows from investing activities:
Cash received from inter-companies	9,934,336	—	(1)	—	(9,934,336)		—
Cash paid to inter-companies	(2,540,662)	(1,600,000)		—	4,140,662		—
Cash paid for property and equipment	—	(20,024,903)		—	—		(20,024,903)
Other cash movements	—	(231,826)		—	—		(231,826)
Net cash provided by (used in) investing activities	7,393,674	(21,856,729)		—	(5,793,674)	(1)	(20,256,729)
Cash flows from financing activities:
Cash received from inter-companies	—	2,540,662		1,600,000	(4,140,662)		—
Cash paid to inter-companies	—	(9,934,336)		—	9,934,336		—
Other cash movements	—	(93,699)		—	—		(93,699)
Net cash provided by (used in) financing activities	—	(7,487,373)		1,600,000	5,793,674	(1)	(93,699)
Effect of foreign currency exchange rate changes on cash	33,704	18,657		—	—		52,361
Net increase (decrease) in cash and cash equivalents	3,540,285	(27,287,092)		103,570	—		(23,643,237)
Cash and cash equivalents at the beginning of the year	1,068,177	58,841,837		257,218	—		60,167,232
Cash and cash equivalents at the end of the year	4,608,462	31,554,745		360,788	—		36,523,995

	Year Ended December 31,
	2023
		Subsidiaries
	The	of the			Elimination
	Company	Company		VIE	adjustments		Consolidated
	RMB	RMB		RMB	RMB		RMB
Net cash provided by (used in) operating activities	(1,637,065)	11,341,202		(952,664)	—		8,751,473
Cash flows from investing activities:
Payment for acquisition of a subsidiary, less cash acquired	—	(417,376)		—	—		(417,376)
Cash received from inter-companies	2,546,883	—		—	(2,546,883)		—
Cash paid to inter-companies	(1,437,720)	(1,050,000)		—	2,487,720		—
Cash paid for property and equipment	—	(2,240,101)		—	—		(2,240,101)
Other cash movements	—	(1,309,009)		—	—		(1,309,009)
Net cash provided by (used in) investing activities	1,109,163	(5,016,486)		—	(59,163)	(1)	(3,966,486)
Cash flows from financing activities:
Cash received from inter-companies	—	1,437,720		1,050,000	(2,487,720)		—
Cash paid to inter-companies	—	(2,546,883)	(1)	—	2,546,883		—
Other cash movements	471,765	(68,326)		—	—		403,439
Net cash provided by (used in) financing activities	471,765	(1,177,489)		1,050,000	59,163	(1)	403,439
Effect of foreign currency exchange rate changes on cash	25,418	(26,811)		—	—		(1,393)
Net increase (decrease) in cash and cash equivalents	(30,719)	5,120,416		97,336	—		5,187,033
Cash and cash equivalents at the beginning of the year	1,098,896	53,721,421		159,882	—		54,980,199
Cash and cash equivalents at the end of the year	1,068,177	58,841,837		257,218	—		60,167,232
(1)	Eliminated the amounts of cash inflows or outflows among the Company, subsidiaries of the Company and the VIE, mainly comprised of (i) loans provided by the Company to its subsidiaries and by the subsidiaries of the Company to the VIE, offset by repayments; and (ii) loans provided by the WFOE to nominee shareholders of the VIE, which were injected into the VIE as capital contribution. The transactions of nominee shareholder loan repayment and issuance were reclassified as financing activities in the Company’s consolidated financial statements.

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

Substantially all of our assets are located outside the United States. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Ruobai Sima, our Chief Financial Officer, Haoyu Wang and Zhiping Feng, each an independent director of ours, are located in mainland China, and Andrew Y Yan, an independent director of ours, is located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or these individuals, to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws, or to enforce against us, the VIE or our directors and executive officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Item 3.D. Risk factors — Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable.”

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

Risks Relating to Our Business

●	We may not be able to generate sufficient net income from our business operations to sustain our continued expansion.
●	Failure to develop or market our businesses could impact our competitive position.
●	If market acceptance for and the growth of our products and services declines, or demand for our products and services stagnates or declines, we may experience a decrease in revenues.
●	If we are not able to continue to attract students to enroll in our portfolio training services without a significant decrease in course fees, our revenues may decline.
●	If we are not able to continue to hire and retain qualified teachers, or if our teachers fail to deliver quality services, we may not be able to maintain consistent teaching quality.
●	If we fail to build, maintain and enhance the value of our brand, our business may not grow.
●	If we are not able to develop and expand our online course services and adapt them to rapid technological changes and student needs, we may lose market share and our business could be adversely affected.
●	Any deterioration in our relationships with overseas schools and institutions may adversely affect our business.
●	Terrorist attacks, geopolitical uncertainty, pandemics, economic slowdown and international conflicts may discourage more students from studying outside of China, which could cause declines in the student enrollment for our courses.
●	We depend on our senior management team and other key personnel, and our business may be severely disrupted if we lose their services and are unable to replace them.
●	Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

Risks Relating to Regulations of Our Business

●	The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.
●	Restrictions under PRC law on PRC subsidiaries’ ability to make payments to us could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to investors, and otherwise fund and conduct our businesses. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

●	We may be classified as a “resident enterprise” of China, which may result in unfavorable tax consequences to us and the investors. See “— Risks Relating to Regulations of Our Business — Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or common shares.”
●	PRC regulations of loans and direct investments by offshore holding companies to our PRC subsidiaries and the VIE may restrict our ability to execute our business strategy. See “— Risks Relating to Regulations of Our Business — PRC regulations of loans and direct investments by offshore holding companies to their PRC subsidiaries and consolidated variable interest entity may restrict our ability to execute our business strategy.”
●	As PRC laws and regulations with respect to certain licenses and permissions are unclear and are subject to interpretations and enforcement of local governmental authorities, the Company, its subsidiaries and the VIE may be required to obtain additional licenses.
●	Failure to comply with regulations relating to information security and privacy protection, breaches or perceived breaches of our security measures relating to our service offerings, unauthorized disclosure or misuse of personal data through breaches of our computer systems or otherwise, could result in negative publicity and loss of students, expose us to protracted and costly litigation, and harm our business and results of operations. Additionally, it is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us.

Risks Relating to Doing Business in the People’s Republic of China

●	China’s economic, political and social conditions, as well as changes in any laws and regulations could adversely affect our financial performance. See “— Risks Relating to Doing Business in the People’s Republic of China — China’s economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the industries in which we operate, which in turn could impact our financial performance” for a more detailed discussion.
●	The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice. See “— Risks Relating to Doing Business in the People’s Republic of China — The PRC legal system has inherent uncertainties that could limit the legal protections available to you and us and the VIE, and rules and regulations in China can change quickly with little advance notice” for a more detailed discussion.
●	PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, which may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. See “— Risks Relating to Doing Business in the People’s Republic of China — PRC government may exert substantial influence over our operations, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers like us, and any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” for a more detailed discussion.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor, trading in our securities may be prohibited and our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections deprives you of the benefits of such inspections.

●	Restrictions on currency exchange may limit our ability to utilize our cash and the ability of our PRC subsidiaries to obtain financing. See “— Risks Relating to Doing Business in the People’s Republic of China — Restrictions on currency exchange may limit our ability to utilize our cash generated from sales of our services effectively and the ability of our PRC subsidiaries to obtain financing.”
●	Fluctuations in exchange rates could result in foreign currency exchange losses.
●	We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

●	The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. See “— Risks Relating to Our Corporate Structure — The Company is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through its PRC subsidiaries and may conduct business through the VIE in the future. Investors purchasing our ADSs are not purchasing, and may never directly hold, equity interests in the VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE, and consequently, significantly affect our financial condition and results of operations” for a more detailed discussion.
●	We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may be less effective than direct ownership. See “— Risks Relating to Our Corporate Structure — We rely on contractual arrangements with the VIE and its shareholders to consolidate the VIE, which may not be as effective in providing operational control as direct ownership, and the VIE’s shareholders may fail to perform their obligations under the contractual arrangements” for a more detailed discussion.
●	The shareholders of the VIE may have conflicts of interest with us and may breach the existing contractual arrangements we have with them and the VIE. See “— Risks Relating to Our Corporate Structure — The shareholders of the VIE may have conflicts of interest with us, which may materially and adversely affect our business. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively direct activities of the VIE and receive economic benefits from the VIE. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings” for a more detailed discussion.
●	Contractual arrangements relating to the VIE may be subject to scrutiny by the PRC tax authorities.

Risks Relating to Our ADSs

●	Our ADS prices and the ADS or stock prices of other educational services providers with business operations primarily in China have fluctuated widely in recent years, which fluctuations could result in substantial losses to investors.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	Our ADSs may be delisted as a result of our failure to meet the Nasdaq continued listing requirements.
●	The voting rights of holders of ADSs must be exercised in accordance with the terms of the deposit agreement, the American Depositary Receipts, or ADRs, and the procedures established by the depositary.

●	The Company is not a Chinese operating company but a Cayman Islands company, and because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. federal or state laws, you may have less protection of your shareholder rights than you would under U.S. federal or state laws.
●	Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable. See “— Risks Relating to Our ADSs — Certain judgments obtained against us, the VIE or our directors and executive officers by our shareholders may not be enforceable” for a more detailed discussion.

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

In addition to full-time teachers, we also engage certain part-time teachers for the delivery of courses, which follows the industry practices. If our part-time teachers fail to deliver quality courses as a result of inadequate devotion of their time and energy to our courses, our business may also be adversely affected. Furthermore, China promulgated certain regulations in November 2016 requiring post-secondary school teachers to obtain approval from their employers prior to engaging in part-time jobs. If these part-time teachers choose to, or are forced to, discontinue their relationship with us to comply with such regulations, we will need to seek new teachers to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all.

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

As we are continuing to build and enhance our brand recognition, negative comments on our services may result in unfavorable publicity for us, and could materially and adversely damage our brand and reputation, whether or not the comments are objective or fair. Moreover, as we continue to grow in size, expand our service offerings and extend our geographic reach, it may be more difficult to maintain the quality and consistent standards of our services and to protect and promote our brand name. Furthermore, we cannot assure you that our marketing methods and strategies will be successful in promoting our brand in a cost-effective manner.

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

We have established 19 training centers in China as of March 20, 2026. We established our first one in 2012. We may continue to expand our operations in different geographic locations in China and abroad. Our expansion has resulted, and will continue to result, in substantial demands on our management, faculty and operational, technological and other resources. Our expansion will also place significant demands on us to maintain the consistency of our teaching quality and our culture to ensure that our brand does not suffer as a result of any decreases in our teaching quality. To manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers, management personnel and other administrative and sales and marketing personnel, particularly as we expand into new markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified teachers and management personnel and integrate new training centers into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

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

Our future success is dependent upon the continued services of our senior management team and other key personnel for their business vision, management skills, technical expertise, experience in the education industry and working relationships with many of our business partners, shareholders and other participants in the education industry. If one or more of our senior management team members or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily, and our business may be disrupted. In addition, if any member of our senior management team or any of our other key personnel joins a competitor of ours or forms a competing company, we may lose teachers, students, key professionals and staff members. Each of our senior management team members and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior management team members or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of the PRC legal system.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. We did not identify any material weakness in our internal control over financial reporting as of December 31, 2023, 2024 and 2025 and will continue to implement the necessary procedures and policies to improve our internal controls over financial reporting and remediate any potential material weaknesses and significant deficiencies. However, we can give no assurance that the implementation of these measures will be sufficient to eliminate material weakness in our internal control over financial reporting in the future.

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

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025. PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any future taxable year.

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

On February 17, 2023, the CSRC issued the Overseas Offering and Listing Measures, which provides principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic company. Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. In January 2026, the Company completed a registered direct offering of 11,067,547 ADS to three purchasers, and we have completed the relevant filing with the CSRC. As the interpretations and implementation of the Overseas Offering and Listing Measures still involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities in the future. In addition, since the regulatory regime of the PRC for securities activities continues to rapidly evolve, we cannot assure you that we will not be required in the future to make filings with or obtain approvals from the CSRC or potentially other regulatory authorities in order to maintain the listing status of our ADSs on Nasdaq due to changes or passing of applicable laws, regulations, or interpretations in the future. In the event that it is determined that the Company, its subsidiaries and the VIE are required to make filings with or obtain approval from the CSRC or any other regulatory authority but fail to make such filings or obtain such approvals timely or at all, the PRC subsidiaries of the Company or the VIE may be subject to a non-compliance rectification order, warning letters or fines, which could materially and adversely affect our business, financial condition, and results of operations, and/or the value of our ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

We adopt a holding company structure, and our holding companies rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for their cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. Chinese legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of the company’s registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2025, our PRC subsidiaries have allocated RMB 25.7 million ($3.6 million) to the general reserve fund, which is restricted for distribution to the Company. We are in full compliance with PRC laws and regulations relating to such allocations. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

Our Chinese resident shareholder, Mr. Xiaofeng Ma, has previously completed his registration with SAFE and is in the process of updating his registration, and we have urged our other Chinese resident shareholders, including our president Mr. Jun Zhang, to register under SAFE Circular 37, and they are currently in the application process. However, we cannot assure you that their applications will be accepted by SAFE. Failure by such shareholders to comply with SAFE Circular 37 could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects. See “— Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Under the Internet Measures, commercial internet information services operators shall obtain an ICP license from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. According to the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition), the provision of information services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%. Some of our courses are provided in online form and provided to our students through online platforms of third-party IT service providers. We believe that our PRC subsidiaries providing such online courses are not required to obtain the ICP license as they have not developed their own platforms but delivered such courses through third-party online platforms. To date, none of our PRC subsidiaries have obtained the ICP license due to the foreign investment restriction for the ICP license and our PRC subsidiaries have not received any notifications from PRC governmental authorities to require them to obtain the ICP license. The VIE once obtained the ICP license to preserve our flexibility to operate relevant business, but such ICP license has expired as of the date of this annual report and the VIE did not apply for the renewal as we believe that, neither the Company and its subsidiaries nor the VIE conducts the businesses where the ICP license is required. However, since the enforcement of relevant regulations and rules involve uncertainties, we cannot assure you that the regulators will take the same view as we do. If we inadvertently conclude that the ICP license is not required for our PRC subsidiaries, our PRC subsidiaries delivering online courses services may be subject to a non-compliance rectification order, confiscation of illegal proceeds, or fines; or if the non-compliance is deemed serious by the regulators, may be ordered to suspend business for rectification. If this occurs, our business, results of operations, financial condition and the value of our ADSs could be materially and adversely affected.

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

The PRC regulatory and enforcement regime with regard to data security and data protection has been evolving rapidly in recent years. In July 2013, China’s Ministry of Industry and Information Technology (and its predecessors), or MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. In November 2016, the Standing Committee of the NPC promulgated the Cyber Security Law, which originally took effect on June 1, 2017 and was amended on October 28, 2025, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. According to the Cyber Security Law, network operators shall, among others, take security measures to protect networks from unauthorized interference, damage and unauthorized access to prevent data from being divulged, stolen or tampered with. Furthermore, the amended law mandates ethical norms and safety assessments for activities involving artificial intelligence. Notably, the 2025 amendment significantly increased the legal liabilities for violations of network security protection obligations, especially for operators of critical information infrastructure and for activities resulting in severe network security consequences. Since 2019, the CAC and other relevant authorities further issued detailed implementation rules and measures to refine these information security and privacy protection related regulations. On August 20, 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Our business is facing and/or may face significant challenges regarding information security and privacy protection, particularly with regard to the collection, storage, transmission and sharing of confidential information, among others. As part of our service offerings, we may collect, process, transmit and store the personal information of students. We and the VIE have adopted various security measures pertaining to the collection, processing, transmission or storage of user information, and have not experienced any material cyber-attacks on our and the VIE’s cyber systems. We cannot assure you, however, that our current security measures will be adequate or sufficient to prevent any theft, misuse, or unauthorized interference, damage, or unauthorized or inappropriate disclosure of personal data of our students. In case of any misuse of information collected from our students or any unauthorized interference, damage, or unauthorized or inappropriate disclosure of such information due to our failure to protect it, we could be subject to negative publicity, liability or regulatory penalties. Any such negative publicity, liability or regulatory penalties could cause us to lose students, expose us to costly litigation and have a material adverse impact on our business and results of operations.

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

Based on our understanding of the Opinion, the Notice and relevant local implementing measures for the Opinion, our major business, including portfolio training services and other art-related services, is not academic subjects tutoring for students in compulsory education, and thus is not subject to the Opinion, the Notice and relevant local implementing measures. However, one type of our ancillary services, i.e., some art-related academic educational learning services carried out by foreign teachers residing overseas, may fall under the coverage of the Opinion and its local implementing measures, which together only constitute a very small portion of our business operations and contributed around 1.66% of our net revenues for the fiscal year ended December 31, 2025. Although the Opinion states that after-school tutoring institutions shall not engage foreign teachers residing overseas to carry out training activities and does not specifically limit this restriction to Academic AST Institutions, the Opinion itself is focused on regulating Academic AST Institutions, therefore, it is unclear whether our services will fall under such restriction. As of the date of this annual report, we have not received any notifications for rectification or administrative measures which require us to rectify any of our business in accordance with the Opinion. Overall, we do not believe the Opinion and the relevant regulations would have a material adverse impact on our business. We are closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Opinion, and if there is no other available option, we may elect to change the business model of or dispose of the foregoing art training services carried out by foreign teachers to ensure compliance, which may adversely affect our business, financial condition and results of operations.

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

Other than the foregoing, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, and inadequate corporate governance policies or a lack of adherence thereto. For example, in September 2025, Nasdaq filed proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” and (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing. These scrutiny, criticism and negative publicity could add uncertainties to and may adversely affect our future offerings, business and share price.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics (such as the COVID-19 pandemic), and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of our training centers and facilities, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general.

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

An increase in political, economic and trade tensions could reduce the level of trade, investment, technology exchanges and other economic activity between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial performance and results of operations. Such tense relations may also discourage students from studying in the United States or make it more difficult for Chinese students to obtain visas to study in the United States, as well as discourage U.S. persons and organizations to work for, provide services to or cooperate with Chinese companies, which could make it difficult for us and the VIE to hire or retain qualified personnel and find suitable partners for our business. The regulations adopted by either government of the United States or China could negatively affect certain investors’ willingness to invest in or hold our ADSs and consequently may have a negative influence on the trading price of our ADSs. If any such deliberations or policies were to materialize, there might also be a material adverse effect on the stock performance of China-based companies listed in the United States.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act (2026 Revision) of the Cayman Islands, or the ES Act, a “relevant entity” carrying on a relevant activity is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is ATA Creativity Global. Based on the current interpretation of the ES Act, we believe that our company, ATA Creativity Global, is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, ATA Creativity Global, is a “pure equity holding company,” it is only subject to reduced substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Act; and (ii) where necessary, have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that ATA Creativity Global will not be subject to more requirements under the ES Act. Although it is presently anticipated that the ES Act will have little material impact on us and our operations, as the legislation remains subject to further interpretation, it is not currently possible to ascertain the precise impact of such legislation on us and our operations.

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

The trading prices of our ADSs are volatile, and this volatility may continue. For instance, between January 1, 2025 and December 31, 2025, our ADS prices as reported on Nasdaq ranged between a low of $0.71 and a high of $2.58. Numerous factors that are beyond our control may cause the market price of our ADSs to fluctuate significantly. In particular, the performance and fluctuation of the market prices of other educational services providers with business operations mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performance of these Chinese companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards Chinese companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

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

Although our ADSs are traded on Nasdaq, the trading volume of our ADSs has generally been very low. Reported average daily trading volume of our ADSs for the three-month period ended February 28, 2026 was approximately 16,305 ADSs. Limited trading volume will subject our ADSs to greater price volatility and may make it difficult for our shareholders to sell their ADSs at a price that is attractive to them, if at all.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

As of March 20, 2026, there were 86.1 million common shares outstanding. In addition, there were issued options to purchase an aggregate of 1,810,298 common shares, including options to purchase an aggregate of 1,735,173 common shares immediately exercisable as of March 20, 2026. All of the ADSs sold in our initial public offering are freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. If ADSs representing the shares held by our affiliates or that were privately placed are registered for resale or sold in compliance with Rule 144, such sales or the perception of the possibility of such sales may depress the trading prices of our ADSs. In addition, the common shares subject to options for the purchase of our common shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market as ADSs, the trading price of our ADSs could decline.

Our ADSs may be delisted as a result of our failure to meet the Nasdaq continued listing requirements.

On November 27, 2024, the Company received a letter from The Nasdaq Stock Market LLC advising us that we no longer satisfied the $10 million stockholders’ equity requirement for continued listing on the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A). The Company regained compliance with this matter by transferring from the Nasdaq Global Market to the Nasdaq Capital Market, effective on May 19, 2025.

On May 9, 2025, the Company received a notification letter from The Nasdaq Stock Market LLC advising us that the bid price of the Company’s ADSs had closed below the minimum $1.00 per ADS for 30 consecutive business days and thus no longer met the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On August 7, 2025, the Company was informed by The Nasdaq Stock Market LLC that the Company regained compliance with the minimum bid price requirement.

Even if the abovementioned stockholders’ equity deficiency is cured, there can be no assurance that we will maintain our compliance with the stockholders’ equity requirement, or the minimum bid price requirement, or any other listing standards of Nasdaq in the future. We cannot guarantee that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If we fail to list our ADSs on other stock exchanges or find alternative trading venues for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected. As a result, holders of our ADSs could find it difficult to sell their shares.

A significant percentage of our outstanding common shares are held by a small number of our existing shareholders, and these shareholders may have significant influence on us and our corporate actions by virtue of the size of their shareholdings relative to our public shareholders.

One of our existing shareholders, Mr. Xiaofeng Ma, beneficially owns approximately 29.2% of our outstanding common shares as of March 20, 2026. Accordingly, Mr. Ma has had, and may continue to have, significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. In addition, without the consent of Mr. Ma, we could be prevented from entering into transactions that could be beneficial to us.

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

The Company is not a Chinese operating company but a Cayman Islands company, and the majority of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. Our directors and executive officers are located in mainland China or Hong Kong, among which, Xiaofeng Ma, our Chairman of the board of directors and Chief Executive Officer, Jun Zhang, our President and director, Ruobai Sima, our Chief Financial Officer, and Haoyu Wang and Zhiping Feng, each an independent director of ours, are located in mainland China, and Andrew Y Yan, our independent director, is located in Hong Kong. A substantial portion of the assets of these individuals are located outside the United States. As a result, it may be difficult, impractical or impossible for you to effect service of process within the United States upon us, the VIE or our directors and executive officers, or to bring an action under the civil liability provisions of the U.S. federal securities laws against us, the VIE or our directors and executive officers in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, it may also be difficult, impractical or impossible for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, the VIE and our directors and executive officers, none of whom is resident in the United States and the majority of whose assets is located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us, the VIE or our directors and executive officers predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us, the VIE or our directors and executive officers predicated upon the securities laws of the United States or any state. See “Item 3. Key Information — Enforceability of Civil Liabilities” for a more detailed analysis on the enforceability.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

In September 2006, we incorporated ATA Inc. in the Cayman Islands, which became our ultimate holding company in November 2006. We completed our initial public offering in 2008, with ADSs listed on the Nasdaq Global Market with the trading symbol of “ATAI”.

In 2019, we completed the acquisition of 100% equity interests of Huanqiuyimeng, a leading provider of educational services for students in China interested in applying for overseas art study, and in connection with such acquisition, we changed the name of our Cayman holding company from “ATA Inc.” to “ATA Creativity Global” and the trading symbol for our ADSs listed on Nasdaq from “ATAI” to “AACG.”

In May 2025, we transferred the listing of our ADSs from the Nasdaq Global Market to the Nasdaq Capital Market.

In January 2026, we completed a registered direct offering of 11,067,547 ADS at the price of $0.8 per ADS (equivalent to $0.4 per Common Share) to three purchasers. The gross proceeds to the Company from the registered direct offering were approximately $8.85 million before deducting offering expenses payable by the Company.

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

B. Business Overview

Overview

We are an international educational services provider focusing on providing quality international educational experiences related to the cultivation and improvement of students’ creativity. Currently, our principal product and service are portfolio training services which we provide to students in China who are interested in studying art overseas. We believe we are one of the leading players in the portfolio training market in many regards, including geographic coverage, product breadth and student enrollment, among others. To achieve our one-stop service strategy, we also provide research-based learning services, overseas study counselling services, in-school art classes through cooperation with high schools and training organizations, junior art education and other related educational services to our students. We have successfully helped around ten thousand students in China gain entry into art universities and colleges in the U.S., UK, Europe, Japan, Australia and other countries as of December 31, 2025, among which quite a few gained entry into top art universities and colleges in these countries. In December 2024, we were honored with the title of “Annual Reputable International Education Brand” at the Sina Weibo 2024 Education Awards, which recognized our impact and influence in the industry. While working on developing new international education related products and services, we are also exploring acquisition opportunities in the international education sector to broaden our product spectrum. In 2025, we were recognized by Forbes China as a Leading Brand in the Study-Abroad Industry.

For the fiscal year ended December 31, 2025, we had 4,127 students enrolled, of which 56.6% were enrolled in our portfolio training programs and the remainder were enrolled in our other programs. We deliver educational services to students primarily through our extensive network of training centers in China.

Our total net revenues for the fiscal year ended December 31, 2025 were RMB 268.11 million ($38.3 million). Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 70.1%, 7.3%, 13.4% and 9.2%, respectively, of our total net revenues in the fiscal year ended December 31, 2025. Our total net loss for the fiscal year ended December 31, 2025 was RMB 48.0 million ($6.87 million). Our total net revenues for the fiscal year ended December 31, 2024 were RMB268.1 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 74.4%, 5.6%, 12.0% and 8.0%, respectively, of our total net revenues in the fiscal year ended December 31, 2024. Our total net loss for the fiscal year ended December 31, 2024 was RMB36.1 million. Our total net revenues for the fiscal year ended December 31, 2023 were RMB221.6 million. Net revenues from our portfolio training services, research-based learning services, overseas study counselling services, and other educational services accounted for 75.1%, 2.9%, 13.1% and 8.9%, respectively, of our total net revenues in the fiscal year ended December 31, 2023. Our total net loss for the fiscal year ended December 31, 2023 was RMB33.7 million.

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

Generally, our courses are conducted offline and delivered through our nation-wide training center network. We also conduct online courses for certain portfolio training programs through third-party platforms when offline courses are less accessible; as an example, we provide online courses for students applying for art schools in Japan.

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

Research-Based Learning Services

We have offered research-based learning, mainly including overseas educational travel services, to our portfolio training students and other students since 2014. Over time, we have expanded our offerings to include domestic educational travel services and other research‑based learning programs, as well as online components for certain programs. The research-based learning market in China enjoyed an increase over the past several years, mainly due to the growing demand for high-quality out-of-classroom education and the increasing affluence of Chinese families. The art-themed research-based learning market in China is still developing and has high growth potential. We are looking to expand our overseas and domestic partnerships to develop more overseas and domestic educational travel and other research-based learning programs with different destinations and themes at variable length of time to match the needs of the growing market.

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

The types of research-based learning services provided by us mainly include academic educational learning, workshop experience, themed educational travel and other research-based learning programs. Typically, the duration of the services is from one to four weeks. Our overseas travel‑related services focus on destinations such as the United States, the United Kingdom, Japan, Italy and other European countries, while we also offer domestic educational travel services within China. In 2025, we held various overseas programs, destinations of which included the United States, Japan, and the United Kingdom. Similar to 2024, we held the University of the Arts London (UAL) Summer School Program. The program included various short courses for students to choose from, and tours to prestigious universities and well-known museums and art galleries. Apart from the UAL Summer School Program, we conducted two campus study tour activities in the United States in August 2025. Among these, the “Berklee Music Performance Summer Program” provided students with the most comprehensive music performance experience, gathering musicians from over 70 countries in Boston for an unforgettable summer. The August Ivy League Art Campus Tour included visits to 10 universities and arts institutions, such as Harvard University and Yale University, with premium college access session, and four mentor luncheons with industry leaders such as Warner Bros. and Netflix. These programs aimed to help students get the most authoritative application guidance, lay a solid foundation for their future application to their dream schools, and be able to experience the practice and wisdom of the industry.

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

Themed Educational Travel. We organize and guide students to local or overseas museums, art galleries, cultural relics, etc. in themed educational travel programs, during which we teach relevant knowledge to cultivate students’ interest in art, or guide students to conduct research online or on-site on specific art themes. For example, in July 2025, we organized students to conduct field research in Dunhuang, Gansu Province, visiting Mogao Caves, studying the skillful sculpture and mural paintings, and creating painted sculptures and mineral ore paintings. In August 2025, we also organized students for a field trip in west Sichuan Province, learning from inheritors of intangible cultural heritage about Thangka painting, admiring the murals and sculptures of ethnic minority group, and experiencing stone carving and coloring. Students also had the chance to talk to sky burial masters and learn about different views of life. Themed educational travel is suitable for students at all ages, and especially attractive to lower age groups where the primary goals are to broaden their horizons, cultivate their interest in art and help them acquire art-related knowledge and appreciations.

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

Our Teachers

We are equipped with a team of professional art teachers who are specialists in different areas and who work either full-time or part-time for the delivery of our programs. As of December 31, 2025, we have a total of 1130 teachers, including 142 full-time employees and 988 part-time teachers who are academics from universities and colleges or designers with private studios within their respective specializations. Most of our teachers have graduated from reputable domestic or overseas universities with master’s degrees in China, the United Kingdom, the United States, Japan or other countries. Around 47.2% of our full-time teachers have over five years of related experience in the art industry, while around 57.8% of our full-time teachers have over three years of related experience. Our part-time teachers are generally experienced and have been working in the art industry for years. Most of our part-time teachers are experts in the relevant industries or teachers from prestige art schools and institutions who are familiar with the latest development in the relevant industries.

We have adopted a quantitative approach to comprehensively assess our teacher candidates on a wide set of criteria, including, among others, educational background, professional abilities, teaching skills, previous teaching experience and communication skills. Since 2020, we have established a centralized management system to allocate the national teaching resources for our domestic training center network, through which we manage and oversee the procurement sharing and development of teaching resources as well as to ensure consistency in the quality of our education. Currently, we rank our full-time teachers of portfolio training services in 10 levels, classified by educational background, social experience, teaching completion efficiency and teaching quality, and we offer different salary and compensation for teachers at different levels. The top five levels constitute around 86.7% of our full-time teachers. During the daily operations, we will flexibly adjust the teaching form and course arrangement of different levels of teachers to meet the actual needs of different students.

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

Other Customers. For the fiscal year ended December 31, 2025, we also had enrollments from other students and non-student customers besides high school and undergraduate students. These customers covered a wide range in age and primarily enrolled in our research-based learning and junior art education programs.

Our Training Center Network

We operate 19 training centers in 18 major cities in China as of March 20, 2026. We deliver our educational services to students primarily through our training center network, and we may further expand our training center network in China and abroad to increase our market penetration and market share depending on the operation needs in the future.

*	Domestic business footprint of ACG as of March 20, 2026

Our training center network covers 19 major cities, 15 provinces and municipalities in China, including:

Northern China: Beijing, Tianjin, Jinan, Qingdao, Dalian and Shenyang, accounting for 35.0% of our total student enrollment. Beijing has two training centers representing 25.3% of our total student enrollment in fiscal year ended December 31, 2025.

Southern China: Shenzhen, Wuhan, Changsha and Guangzhou, accounting for 19.1% of our total student enrollment in fiscal year ended December 31, 2025.

Eastern China: Shanghai, Hangzhou, Nanjing, Hefei and Suzhou, accounting for 28.7% of our total student enrollment in fiscal year ended December 31, 2025.

Western China: Xi’an, Kunming, Chongqing and Chengdu, accounting for 17.2 % of our total student enrollment in fiscal year ended December 31, 2025.

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

As of March 20, 2026, we and the VIE have registered 152 trademarks for our products and services with the Trademark Office of the SAMR in China.

As of March 20, 2026, we have registered 66 software copyrights and 5 work copyrights relevant to our product and service offerings with the National Copyright Administration of the People’s Republic of China.

As of March 20, 2026, we and the VIE have also registered 40 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URLs for our three main websites, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

In addition, the Standing Committee of the NPC promulgated the Cyber Security Law, which originally took effect on June 1, 2017 and was amended on October 28, 2025, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public orders and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within China, and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. On May 28, 2019, the CAC promulgated the Draft Data Security Administrative Measures. According to the Draft Data Security Administrative Measures, cyberspace operators shall, in accordance with relevant laws and administrative regulations, with reference to national cyber security standards, fulfill the obligation for data security protection, establish data security management responsibility as well as evaluation and appraisal systems, develop data security plans, implement data security technology protection, and carry out assessment of data security risks, develop emergency plans for cyber security incidents, promptly handle security incidents and organize data security-related education and training. On June 10, 2021, the Standing Committee of the NPC promulgated the Data Security Law, which became effective on September 1, 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security.

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

Regulation of Domain Names and Website Names

PRC laws require owners of Internet domain names to register their domain names with qualified domain name registration agencies approved by MIIT and obtain a registration certificate from such registration agencies. A registered domain name owner has an exclusive usage right over its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties. As of March 20, 2026, we have registered 40 domain names relating to our websites, including www.atai.net.cn, www.acgedu.cn and www.acgorg.com, the primary URL for our website, with the Internet Corporation for Assigned Names and Numbers and the China Internet Network Information Center, a domain name registration service provider in China.

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

On November 7, 2016, the Standing Committee of the NPC issued the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which originally took effect on June 1, 2017 and was amended on October 28, 2025. The Cyber Security Law requires providers of services over internet networks to keep user information that they have collected in strict confidence and to establish improved systems for the protection of user information. Such service providers must provide notice of the purpose, methods and scope of their collection and use of user information, and obtain the consent of each person whose personal information will be collected. Providers of services over internet networks may not collect any personal information that is not related to the services they provide, or disclose or tamper with personal information that they have collected, unless such information is encoded to prevent identification of individuals whose information is so disclosed or tampered with. Furthermore, the amended law mandates ethical norms and safety assessments for activities involving artificial intelligence. Notably, the 2025 amendment significantly increased the legal liabilities for violations of network security protection obligations, especially for operators of critical information infrastructure and for activities resulting in severe network security consequences. Service providers who do not comply with the Cyber Security Law may be subject to significantly increased fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

On September 12, 2025, SAFE issued the Notice on Deepening the Reform of Foreign Exchange Administration for Cross-Border Investment and Financing, which explicitly canceled the basic information registration for preliminary expenses in foreign direct investment and abolished the domestic reinvestment registration for FIEs, thereby further facilitating foreign investment.

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

Our Chinese resident shareholder, Xiaofeng Ma, has previously completed his registration with SAFE and has submitted relevant materials to update his registration, and we have urged our other Chinese resident shareholders to register under SAFE Circular 37, and they are preparing for such application. However, we cannot assure you that the application will be accepted by SAFE.

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

Under the Overseas Offering and Listing Measures, the substance rather than the form of issuance will govern when determining whether an issuance constitutes “indirect issuance of securities overseas by a Chinese domestic company,” and an issuance meeting the following two conditions simultaneously will be deemed as an “indirect issuance of securities overseas by a Chinese domestic company”: (i) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis; and (ii) the principal business is conducted or the principal business place is within the territory of mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have habitual residence within the territory of mainland China. In the event any listing or issuance of securities has fallen under this definition, the issuer shall assign one of its related major Chinese domestic operating entities to make filings with the CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the filings after the initial public offering, the issuer’s designated Chinese domestic entity shall submit relevant requisite documents, including, but not limited to, the filing report and legal opinion, and provide the true, accurate and complete information of shareholders. Noncompliance of the filing requirements will lead to penalties imposed on the Chinese domestic companies, the controlling shareholder and the actual controller of the Chinese domestic companies, and officers in charge and other related responsible persons. The potential penalties for the Chinese domestic companies include fines within the range from RMB1 million to RMB10 million. As the Company is a Cayman Islands holding company with nearly all of business operations conducted within the territory of mainland China, we understand the Company’s listing and issuance of securities on Nasdaq constitutes indirect issuance of securities overseas by a Chinese domestic company under the Overseas Offering and Listing Measures. However, according to the Overseas Offering and Listing Notice, an issuer who has completed overseas issuance and listing before March 31, 2023 like us is not required to file with the CSRC for the offering or listing that is already completed but is required to make filings with the CSRC for its follow-on financing activities involving overseas offering or listing after the effective date of the Overseas Offering and Listing Measures. As such, we and the VIE are not required to make filings with CSRC under the Overseas Offering and Listing Measures unless we conduct new overseas offerings of securities in the future. In January 2026, the Company completed a registered direct offering of 11,067,547 ADS to three purchasers, and we have completed the relevant filing with the CSRC. As the interpretations and implementation of Overseas Offering and Listing Measures involve uncertainties, we cannot assure you that the Company, its subsidiaries and the VIE can complete the filings with the CSRC if the Company intends to conduct new overseas offerings of securities in the future.

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

D. Property, Plant and Equipment

The principal executive offices of our China businesses is Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui 230051, China. We occupy and operate through our training center network with an aggregate of approximately 16,620 square meters of space in various cities in China; major ones include, Beijing, Shanghai, Chengdu, Wuhan and Nanjing, all of which are leased. We also own 2,124 square meters office space, with 1,062 square meters for each of the two floors at Tower E, 6 Gongyuan West Street, Jian Guo Men Nei, Beijing 100005, China, or the Gongyuan Real Estate Property. The office space on the 8th floor and 16th floor of the Gongyuan Real Estate Property is in use. In September 2025, we mortgaged the 8th floor of Gongyuan Real Estate Property to Huaxia Bank Co., Ltd. Beijing Shilipu Sub-branch for the general credit line of RMB22.0 million, and as of March 20, 2026, we have drawn down credit line of RMB22.0 million. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Our Business

We generated revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services. Our services are conducted primarily through Huanqiuyimeng and its subsidiaries. In October 2024, we disposed of all junior art education business, which was classified under the category of the other educational services to focus our efforts on growing our core art-related international education services business.

Our net revenues were RMB221.6 million, RMB268.1 million and RMB268.1 million ($38.3 million) in the fiscal years ended December 31, 2023, 2024 and 2025, respectively. We had net loss of RMB33.7 million, RMB36.1 million and RMB48.1 million ($6.7 million) in the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

Factors Affecting Our Results of Operations

The key factors affecting our results of operations presented in this annual report are:

●	overall economic growth and rising income levels in China contributing to the increasing spending on education and related services;
●	potential changes in regulations and policies that may directly or indirectly impact the scope and credibility of services we could deliver;
●	our capability to develop and create content that can accommodate needs of potential students, in the classroom, online and in hybrid settings;

●	our ability to provide effective creative arts-related international education services and control sales and marketing expenses;
●	recognition in the marketplace for services we deliver and branding we have established; and
●	competition from both established brands and new entrants, and our ability to maintain our market share in the face of increasing competition.

In addition, our results of operations have been, and may continue to be, significantly affected by the following factors:

●	our share-based compensation;
●	the impacts of PRC tax policies, including certain preferential tax rates;
●	the relative proportion of our net revenues derived from higher- and lower-gross margin service offerings;
●	the impacts of strategic investments and acquisitions;
●	our ability to maintain similar margins, locate students, etc.;
●	the impact of political tensions between the United States and China;
●	the impact of international tensions and conflicts generally; and
●	the impact of any public health epidemic or pandemics or natural disasters. Please see “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business, financial condition and results of operations” in this annual report for more details.

Net Revenues

We derived revenues primarily from our portfolio training services, research-based learning services, overseas study counselling services and other educational services in the fiscal year ended December 31, 2025. Our net revenues are presented net of PRC VAT. The following table sets forth our net revenues from our continuing operations for the periods presented.

	For the fiscal year ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net Revenues
Portfolio training services	166,449	199,326	187,915	26,871
Research-based learning services	6,513	14,949	19,636	2,808
Overseas study counselling services	28,993	32,287	35,867	5,129
Other educational services	19,664	21,498	24,695	3,531
Total net revenues	221,619	268,060	268,113	38,339

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

Other Educational Services

We derived our other educational services revenues primarily from services provided to students for in-school classes, junior art education, and certain other education related services. In-school classes are designed to partner with international schools to provide professional art courses in the in-school art-related classes. Junior art education services are designed to provide art-related tutoring courses for junior students from ages three to 12. We disposed of all of the junior art education business in October 2024 to focus on growing our core art-related international education services business.

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

	For the fiscal year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net Revenues	221,619	100.0%	268,060	100.0%	268,113	38,340	100.0%
Cost of Revenues	106,962	48.3%	126,795	47.3%	137,802	19,705	51.4%
Gross Profit	114,657	51.7%	141,265	52.7%	130,311	18,635	48.6%

Cost of revenues primarily consists of (1) teaching fees, payroll and compensation to teaching support staff and administrative staff from training centers, performance-linked bonuses paid to teachers and rental payments for training centers as well as costs of course materials and teaching aids for portfolio training services, (2) payroll compensation, outsourcing service costs, lodging and transportation expenses, overseas expenses, and other related costs which are directly attributable to the provision of research-based learning services and overseas study counselling services, and (3) teaching fees, payroll compensation, content development costs, and other related costs, which are directly attributable to the rendering of other educational services.

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

Operating Expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, research and development expenses, reversal of provision for loan receivable and other receivables, and goodwill impairment.

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

Reversal of provision for Loan Receivable and Other Receivables

We recorded reversal of provision for loan receivable and other receivables in the fiscal year ended December 31,2025, which relates to receivables collected from enforcement proceeds associated with our prior investment in study abroad project.

Goodwill Impairment

Goodwill is tested for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

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

Other Operating Income, Net

Lease guidance ASC 842 was adopted, effective January 1, 2019. We recorded nil rental income for the fiscal years ended December 31, 2023, 2024 and 2025.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company, ATA BVI and ACGIGL are not subject to income tax. In addition, upon any payments of dividends by the Company, ATA BVI or ACGIGL, no Cayman Islands or British Virgin Islands withholding tax is imposed.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the fiscal years ended December 31, 2023, 2024 and 2025. Accordingly, no provision for Hong Kong profits tax was required. The payment of dividends by Hong Kong companies is not subject to any Hong Kong withholding tax.

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

Under applicable Chinese tax laws, FIEs and domestic Chinese companies may carry forward tax losses up to five years. On July 11, 2018, the MOF and SAT jointly released Cai Shui [2018] No. 76, which provides that since January 1, 2018, HNTE or technology-based small-medium size enterprises are eligible to carry forward tax losses up to 10 years instead of five years. The WFOE, as an HNTE is eligible to apply for the above preferential tax rules and carry forward tax losses up to 10 years. In view of the accumulated losses of certain of our PRC subsidiaries, as of December 31, 2025, we provided the full valuation allowance for their deferred income tax assets after consideration of the future reversal of existing taxable temporary differences.

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

	For the fiscal year
	ended December 31,
	2023		2024		2025
		% of net		% of net			% of net
	RMB	revenues	RMB	revenues	RMB	US$	revenues

	(In thousands, except for percentages)
Net revenues	221,619	100.0%	268,060	100.0%	268,113	38,340	100.0%
Cost of revenues	106,962	48.3%	126,795	47.3%	137,802	19,705	51.4%
Gross profit	114,657	51.7%	141,265	52.7%	130,311	18,635	48.6%
Operating expenses:
Research and development	4,630	2.1%	3,703	1.4%	3,072	439	1.2%
Sales and marketing	78,737	35.5%	99,893	37.3%	82,632	11,816	30.8%
General and administrative	72,817	32.9%	80,888	30.2%	78,767	11,264	29.4%
Reversal of provision for loan receivable and other receivables	—	—%	—	—%	(3,782)	(541)	(1.4)%
Goodwill impairment	—	—%	—	—%	33,909	4,849	12.6%
Total operating expenses	156,184	70.5%	184,484	68.9%	194,598	27,827	72.6%
Other operating income, net	31	0.0%	175	0.1%	176	25	0.1%
Loss from operations	(41,496)	(18.7)%	(43,044)	(16.1)%	(64,111)	(9,167)	(23.9)%
Gain (loss) on disposal of subsidiaries and others	—	—%	(438)	(0.2)%	11,881	1,699	4.4%
Interest income, net of interest expenses	979	0.4%	1,001	0.4%	623	90	0.2%
Foreign currency exchange gains, net	(5)	0.0%	(19)	0.0%	(19)	(3)	0.0%
Loss before income taxes	(40,522)	(18.3)%	(42,500)	(15.9)%	(51,626)	(7,381)	(19.3)%
Income tax benefit	(6,811)	(3.1)%	(6,402)	(2.4)%	(3,578)	(512)	(1.3)%
Net loss	(33,711)	(15.2)%	(36,098)	(13.5)%	(48,048)	(6,869)	(17.9)%
Net loss attributable to ATA Creativity Global	(33,660)	(15.2)%	(36,098)	(13.5)%	(48,048)	(6,869)	(17.9)%

	For the fiscal year
	ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Basic and diluted loss per common share	(0.54)	(0.57)	(0.20)	(0.00)

Fiscal Year Ended December 31, 2025 Compared to Fiscal Year Ended December 31, 2024

Net Revenues

Our total net revenues remained RMB268.1 million ($38.3 million) in the fiscal year ended December 31, 2025, the same as in the fiscal year ended December 31, 2024. While the revenues from core businesses such as portfolio training services declined slightly in 2025, the revenues from research-based learning services and overseas study consulting services increased, as a result of which, our total net revenues remained unchanged.

Cost of revenues

Our cost of revenues increased by RMB11 million, or 8.7%, to RMB137.8 million ($19.7 million) in the fiscal year ended December 31, 2025 from RMB126.8 million in the fiscal year ended December 31, 2024, primarily due to an increase in teaching costs and outsourcing costs mainly attributable to research-based learning services.

Gross Profit

Our gross profit decreased by RMB11 million, or 7.8%, to RMB130.3 million ($18.6 million) in the fiscal year ended December 31, 2025 from RMB141.3 million in the fiscal year ended December 31, 2024.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses decreased by RMB2.1 million, or 2.6%, to RMB78.8 million ($11.3 million) in the fiscal year ended December 31, 2025 from RMB80.9 million in the fiscal year ended December 31, 2024, mainly as a result of accounting impact of purchase price allocation from the previously completed acquisition of Huanqiuyimeng.

Sales and Marketing Expenses. Our sales and marketing expenses decreased by RMB17.3 million, or 17.3%, to RMB82.6 million ($11.8 million) in the fiscal year ended December 31, 2025 from RMB99.9 million in the fiscal year ended December 31, 2024, primarily driven by lower headcount in sales personnel and decreased sales incentives.

Research and Development Expenses. Our research and development expenses decreased by RMB0.6 million, or 17.0%, to RMB3.1 million ($0.4 million) in the fiscal year ended December 31, 2025 from RMB3.7 million in the fiscal year ended December 31, 2024, primarily due to the completion of certain research and development projects in fiscal year 2024.

Reversal of provision for loan receivable and other receivables. We did not record reversal of provision for loan receivable and other receivables in the fiscal year ended December 31, 2024 but recorded reversal of provision for loan receivable and other receivables in the fiscal year ended December 31, 2025, which relates to receivables collected from enforcement proceeds associated with our prior investment in study abroad project.

Goodwill impairment. We did not made goodwill impairment in the fiscal year ended December 31, 2024 but made goodwill impairment of RMB33.9 million ($4.8 million) in the fiscal year ended December 31, 2025, primarily due to the material decrease in the projected long-term revenue growth rates for the related reporting units compared to the growth assumptions used at the acquisition date. As a result of this decline, the expected future revenue scale and cash flows have been adjusted downward, leading to a reduction in the recoverable amount of goodwill relative to its carrying value at the time of acquisition of such goodwill.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses, decreased by RMB0.4 million, or 37.7% to RMB0.6 million ($0.09million) in the fiscal year ended December 31, 2025 from RMB1 million in the fiscal year ended December 31, 2024, primarily due to decreased interest income derived from lower average cash balance compared with prior year.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange loss of RMB19,401 ($2,774) in the fiscal year ended December 31, 2025, compared to a net loss of RMB18,989 in the fiscal year ended December 31, 2024.

Income Tax Benefit

Income tax benefit decreased by RMB2.8 million, or 43.8%, to RMB3.6 million ($0.5 million) in the fiscal year ended December 31, 2025 from RMB6.4 million in the fiscal year ended December 31, 2024, primarily due to the decrease in valuation allowance, the reduction of entities not subject to income tax and the increased goodwill impairment. The effective income tax rate was 7% in the fiscal year ended December 31, 2025 compared to 15% in the fiscal year ended December 31, 2024.

Net Loss

As a result of the above factors, we had a net loss of RMB48.1 million ($6.7 million) in the fiscal year ended December 31, 2025, compared to a net loss of RMB36.1 million in the fiscal year ended December 31, 2024. The increase in net loss was mainly attributable to the bad debt provision for other receivables of RMB1.7 million and the goodwill impairment charge of RMB33.9 million recognized during the period, partially offset by decreases in general and administrative expenses, sales and marketing expenses and research and development expenses. Excluding the impact of goodwill impairment and provision for receivables, our net loss would have narrowed by RMB23.7 million($3.4million)in the fiscal year ended December 31, 2025 compared to the prior-year period.

We had basic and diluted loss per common share of RMB0.20 ($0.00) in the fiscal year ended December 31, 2025 compared to basic and diluted loss per common share of RMB0.57 in the fiscal year ended December 31, 2024.

Fiscal Year Ended December 31, 2024 Compared to Fiscal Year Ended December 31, 2023

Net Revenues

Our total net revenues increased by RMB46.5 million, or 21.0%, to RMB268.1 million in the fiscal year ended December 31, 2024 from RMB221.6 million in the fiscal year ended December 31, 2023. This was primarily due to increased revenue contributions from portfolio training programs, research-based learning services, as well as overseas study counselling services.

Cost of revenues

Our cost of revenues increased by RMB19.8 million, or 18.5%, to RMB126.8 million in the fiscal year ended December 31, 2024 from RMB107.0 million in the fiscal year ended December 31, 2023, primarily due to an increase in the number of teaching staff and outsourcing costs mainly attributable to research-based learning services.

Gross Profit

Our gross profit increased by RMB26.7 million, or 23.3%, to RMB141.3 million in the fiscal year ended December 31, 2024 from RMB114.6 million in the fiscal year ended December 31, 2023.

Operating Expenses

General and Administrative Expenses. Our general and administrative expenses increased by RMB8.1 million, or 11.1%, to RMB80.9 million in the fiscal year ended December 31, 2024 from RMB72.8 million in the fiscal year ended December 31, 2023, mainly as a result of higher professional fees and business expansion related expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by RMB21.2 million, or 26.9%, to RMB99.9 million in the fiscal year ended December 31, 2024 from RMB78.7 million in the fiscal year ended December 31, 2023, primarily driven by the expansion of our sales team, which contributed to higher sales, as well as an increase in marketing events.

Research and Development Expenses. Our research and development expenses decreased by RMB0.9 million, or 19.6%, to RMB3.7 million in the fiscal year ended December 31, 2024 from RMB4.6 million in the fiscal year ended December 31, 2023, primarily due to the decrease in system development fee, which development was completed in the second quarter of 2024.

Interest Income, Net of Interest Expense

Our interest income, net of interest expenses, remained RMB1.0 million in the fiscal year ended December 31, 2024, compared to RMB1.0 million in the fiscal year ended December 31, 2023.

Foreign Currency Exchange Losses, Net

Our net foreign currency exchange gains or losses primarily reflect the foreign exchange fluctuation effects of exchanging between U.S. dollar and Renminbi. We recorded a net foreign currency exchange loss of RMB18,989 in the fiscal year ended December 31, 2024, compared to a net loss of RMB4,876 in the fiscal year ended December 31, 2023.

Income Tax Benefit

Income tax benefit decreased by RMB0.4 million, or 5.9%, to RMB6.4 million in the fiscal year ended December 31, 2024 from RMB6.8 million in the fiscal year ended December 31, 2023, primarily due to the increase in valuation allowance. The effective income tax rate was 15% in the fiscal year ended December 31, 2024 compared to 17% in the fiscal year ended December 31, 2023.

Net Loss

As a result of the above factors, we had a net loss of RMB36.1 million in the fiscal year ended December 31, 2024, compared to a net loss of RMB33.7 million in the fiscal year ended December 31, 2023.

We had basic and diluted loss per common share of RMB0.57 in the fiscal year ended December 31, 2024 compared to basic and diluted loss per common share of RMB0.54 in the fiscal year ended December 31, 2023.

Foreign Currency Exchange

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar. The functional currency of our PRC subsidiaries and the VIE is Renminbi. As of December 31, 2025, we had RMB85.2 million ($12.2 million) in cash and cash equivalents. The non-Renminbi portion of our revenues primarily consists of U.S. dollar and British Pound denominated referral fees paid by overseas schools, institutions and their admission agents as well as service fees collected from students enrolled from overseas, while the non-Renminbi portion of our expenditures primarily consists of professional fees incurred and overseas costs and expenses incurred mainly for research-based learning services, either denominated in U.S. dollars, British Pound or Hong Kong dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our costs and operating margins and reported operating results. Under the current foreign exchange system in China, our operations in China may not be able to hedge effectively against currency risks, including any possible future Renminbi devaluation. See “Item 3.D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses.”

B. Liquidity and Capital Resources

Cash Flows for the Fiscal Years Ended December 31, 2025, 2024, and 2023

Our working capital and capital expenditure were primarily from cash generated from operating activities and proceeds received from a private placement in 2019 and 2020.

As of December 31, 2025, we had RMB85.2 million ($12.2 million) in cash. Our cash and cash equivalents were primarily deposited with reputable banks in China and Hong Kong. We intend to finance our future working capital and capital expenditure needs principally from cash generated from future operating activities and possible plans of financings from outside sources including public offerings or private placements.

We believe our expected future cash flows from our operating and financing activities, which are mainly generated from the Huanqiuyimeng business and proceeds received from a registered direct offering in 2026, are sufficient to meet our working capital requirements for at least the next 12 months from the date of this filing. Our current operation plans do not require significant capital commitments. We do not expect our short-term and long-term cash requirements to be materially different. We do, however, expect to spend money on strategic acquisition and investment opportunities in the international education industry. If any future projects would require additional funding, outside financing might be pursued as needed. Nevertheless, we may require additional sources of liquidity in the event of changes in business conditions or other future developments. Factors affecting our sources of liquidity include our sales performance and changes in working capital. Any changes in the significant factors affecting our revenues from the creative arts-related international education services may cause material fluctuations in our cash generated from operations. See “Item 5.A. Operating and Financial Review and Prospectus — Operating Results—Net Revenues” for a description of these significant factors. Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in our cash generated from operations. If our sources of liquidity are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility to meet our cash needs. The sale of convertible debt securities or additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table summarizes our net cash flows with respect to operating activities, investing activities and financing activities in the fiscal years ended December 31, 2023, 2024 and 2025:

	For the fiscal year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(In thousands)
Net cash provided by (used in) operating activities	8,751	(3,345)	(15,839)	(2,265)
Net cash used in investing activities	(3,966)	(20,257)	48,705	6,965
Net cash provided by (used in) financing activities	403	(94)	16,341	2,337
Effect of foreign exchange rate changes on cash	(1)	53	(494)	(71)
Net increase (decrease) in cash	5,187	(23,643)	48,712	6,966
Cash and cash equivalents at beginning of the year	54,980	60,167	36,524	5,223
Cash and cash equivalents at end of the year	60,167	36,524	85,236	12,189

Operating Activities

Net cash used in operating activities was RMB15.8 million ($2.3 million) in the fiscal year ended December 31, 2025, mainly attributable to cash collection from sales of RMB277.2 million, partially offset by cash paid for payroll and compensation expenses of RMB165.1 million and cash paid for other cost and operating expenses of RMB127.9 million.

Net cash used in operating activities was RMB3.3 million in the fiscal year ended December 31, 2024, mainly attributable to cash collection from sales of RMB314.7 million, partially offset by cash paid for payroll and compensation expenses of RMB176.4 million and cash paid for other cost and operating expenses of RMB141.6 million.

Net cash provided by operating activities was RMB8.8 million in the fiscal year ended December 31, 2023, mainly attributable to cash collection from sales of RMB278.0 million, partially offset by cash paid for payroll and compensation expenses of RMB155.1 million and cash paid for other cost and operating expenses of RMB114.1 million.

Investing Activities

Net cash used in investing activities in the fiscal year ended December 31, 2025 of RMB48.7 million ($7.0 million) was primarily attributable to proceeds from disposal of affiliates and partial business.

Net cash used in investing activities in the fiscal year ended December 31, 2024 of RMB20.3 million was primarily attributable to payments of RMB10.7 million in connection with renovation in various training centers, and RMB8.7 million paid in connection with acquiring property and equipment.

Net cash used in investing activities in the fiscal year ended December 31, 2023 of RMB4.0 million was primarily attributable to payments of RMB2.2 million in connection with renovation in various training centers, and RMB1.7 million paid in connection with portfolio training and junior art related business acquisitions and minority investment.

Financing Activities

Net cash used in financing activities in the fiscal year ended December 31, 2025 of RMB16.3 ($2.3) was primarily attributable to cash received from short-term loan.

Net cash used in financing activities in the fiscal year ended December 31, 2024 of RMB93,699 was primarily attributable to cash paid for employee individual income tax for net settlement of vested shares.

Net cash provided by financing activities in the fiscal year ended December 31, 2023 of RMB0.4 million was primarily attributable to cash received for exercise of share options and cash paid for employee individual income tax for net settlement of vested shares.

Indebtedness

In September 2025, we mortgaged the 16th floor of Gongyuan Real Estate Property to Huaxia Bank Co., Ltd. Beijing Shilipu Sub - branch for the general credit line of RMB22.0 million, and as of March 20, 2026, we have drawn down credit line of RMB22.0 million. As of March 20, 2026, other than the foregoing mortgage, we do not have any outstanding debt securities, contingent liabilities, mortgages, or liens.

Capital Expenditures

The following table sets forth our historical capital expenditures for the periods presented. Actual future capital expenditures may differ from the amounts presented below.

	For the fiscal year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(In thousands)
Total capital expenditures	2,240	20,025	1,281	183

Historically, our capital expenditures have been made primarily for leasehold improvements, computers and office equipment.

Contractual Obligations

Our contractual obligations comprise operating lease commitments and other commitments. The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due
		Within			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands of RMB)
Operating Lease Obligations (1)	32,151	15,707	16,444	—	—
Term Loan (2)	16,032	1,000	15,032	—	—
(1)	Our operating lease obligations comprise office and training center lease obligations for our offices and training centers in China. These leases expire at different times over the period from the date of this annual report through June 2029 and will become subject to renewal. We will evaluate the need to renew each lease on a case-by-case basis prior to its expiration.

(2)	In September 2025, Beijing Miusi entered into a three-year Commercial Loan Facility (the “2025 Facility”) with Huaxia Bank Co., Ltd. Beijing Shilipu Sub-branch to borrow up to RMB22,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of the Company. The 2025 Facility is pledged by the real estate property owned by he WFOE under a five-year pledge agreement among the WFOE, Beijing Miusi and Hua Xia Bank Co., Ltd. Beijing Shilipu Sub-branch. For the year ended December 31, 2025, the Company has withdrawn RMB 16,031,900 from the credit line under this loan facility. Based on the repayment schedule outlined in the loan agreement, the amount repayable within 2026 is RMB 1 million. Consequently, this portion is presented as a short-term liability, while the remaining balance of RMB 15,031,900, which is repayable after one year, is presented as a long-term liability.

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

In March 2025, Huanqiuyimeng invested in another new company, pursuant to which Huanqiuyimeng shall invest RMB0.3 million in cash representing 30% equity interests of the new company. The capital contribution obligations of Huanqiuyimeng amounting to RMB0.3 million is due in March 2030. In November 2025, Huanqiuyimeng transferred its 30% equity interests in the new company to a third party, upon which, Huanqiuyimeng may still have supplementary liability for the remaining investment commitment if the transferee fails to make the capital contribution before the due date.

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

C. Research and Development, Patents and Licenses, Etc.

Research and development are important to our continued success. We have devoted significant resources to continuous research and curriculum development. We have a dedicated and experienced research and curriculum development team based at our headquarters consisting of 7 permanent staff and supplemented by professional art teachers as subject experts to analyze market demand, study cutting-edge developments and techniques, and develop the most appropriate curriculum and teaching methods that can help us achieve our goals for providing up-to-date and high quality international educational services. We will continue to look selectively for experienced research and development talents to further increase our research and development capabilities.

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

Our goodwill of RMB162,380,773 as of December 31, 2025 was related to the overseas art study services reporting unit and other educational services reporting unit. For the year ended December 31, 2025, we elected to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment testing. The fair value of the above two reporting units were based on the estimated price a willing buyer would pay and were determined using an income approach with future cash flow estimates supported by estimated revenue growth rates, operating margins, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes a company-specific risk premium. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance, unexpected changes in future economic and market conditions, as well as regulatory requirements. As of December 31, 2025, the estimated fair value of overseas art study services reporting unit is RMB -36.5 million, which is less than its carrying value of RMB-6.6 million, and the estimated fair value of the other educational services reporting unit is RMB0.3 million, which is less than its carrying value of RMB3.7 million. The discounted cash flows were projected based on financial forecasts developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit. Specifically, the income approach valuation included a cash flow discount rate at 20.0% and a terminal growth rate at 3.0%. For the fiscal year ended December 31, 2025, the impairment charge was primarily triggered by a material decrease in the projected long-term revenue growth rates for the related reporting units compared to the growth assumptions used at the acquisition date. As a result of this decline, the expected future revenue scale and cash flows have been adjusted downward, leading to a reduction in the recoverable amount of goodwill relative to its carrying value at the time of acquisition of such goodwill.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require public business entities to disclose, in tabular format within the notes to consolidated financial statements, disaggregated information for certain expense categories included in income from continuing operations—specifically inventory purchases, employee compensation, depreciation, amortization, and depletion—as well as qualitative descriptions of remaining expense amounts. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied prospectively to all applicable periods after the effective date or retrospectively to any or all prior periods presented. The Company is currently evaluating the timing and method of adoption, as well as the impact of adoption on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November and December 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans; ASU 2025-09, Financial Instruments—Investments—Equity Method and Joint Ventures (Topic 323): Improvements to the Equity Method of Accounting; ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants to Business Entities; and ASU 2025-11, Interim Reporting (Topic 270): Targeted Improvements to Interim Disclosures. These updates are intended to simplify accounting guidance, improve consistency in application, and enhance the transparency of related financial statement disclosures—specifically, ASU 2025-08 eliminates the “day 1” credit loss expense for most purchased loans, ASU 2025-09 clarifies equity method accounting for basis differences and deferred taxes, ASU 2025-10 establishes a comprehensive model for government grant accounting, and ASU 2025-11 streamlines interim disclosure requirements. ASU 2025-08, 2025-09, and 2025-11 are effective for public business entities for annual periods beginning after December 15, 2026, including interim periods therein. ASU 2025-10 is effective for public business entities for annual periods beginning after December 15, 2028, including interim periods therein. Early adoption is permitted for all of the above standards. The Company is currently evaluating the impact of these standards on its consolidated financial statements and related disclosures and does not expect adoption to have a material effect on its consolidated financial position, results of operations, or cash flows.

Other recently issued accounting pronouncements not discussed above are not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

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

Name	Age	Position
Xiaofeng Ma	63	Chairman of the Board of Directors and Chief Executive Officer
Jun Zhang	54	President and Director
Andrew Y Yan	68	Independent Director
Haoyu Wang	31	Independent Director
Zhiping Feng	28	Independent Director
Ruobai Sima	44	Chief Financial Officer

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

Haoyu Wang is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He currently serves as the investment director of Shenzhen Mingsheng Private Equity Fund Management Co., Ltd. and is engaged in professional investment focusing on hard-tech sectors such as new energy, semiconductors, artificial intelligence, and life sciences. Before that, he worked as an investment manager in Shenzhen Mingsheng Private Equity Fund Management Co., Ltd from 2021 to 2025. From 2015 to 2021, he worked as an auditor of BDO Shu Lun Pan Certified Public Accountants LLP. Mr. Wang is a certified accountant and received a bachelor’s degree in financial management from Guangdong Polytechnic Normal University.

Zhiping Feng is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). She is currently the corporate finance manager of ETHK Labs Inc. (formerly known as IVD Medical Holding Limited) (HKEX: 01931) where she is responsible for listed company compliance and capital market matters. Before joining ETHK Labs Inc. in 2025, she worked as an assurance associate of PricewaterhouseCoopers Zhong Tian LLP from 2022 to 2024. She received a master’s degree in finance from the University of Rochezxster and a bachelor’s degree in quantitative economics from the University of California, Irvine.

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

B. Compensation

For the fiscal year ended December 31, 2025, we and our subsidiaries paid aggregate cash compensation of RMB5.1 million ($0.7 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

Share Incentives

We adopted a share incentive plan, or the 2005 Plan, in April 2005, which was terminated in 2015. We adopted our 2008 Employee Share Incentive Plan, or the 2008 Plan, in January 2008. We amended and restated the 2008 Plan, or the Amended and Restated 2008 Plan, in December 2016, primarily to extend its term and expand the option pool thereunder to include the reserved but unissued common shares under the 2005 Plan. We amended and restated the Amended and Restated 2008 Plan, or the Second Amended and Restated 2008 Plan, in October 2018, primarily to extend its term, expand the option pool thereunder, and change the number of common shares automatically added to the option pool in each calendar year during its term. Our share incentive plans are intended to promote our success and to increase shareholder value by providing additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons. An aggregate of 3,310,300 common shares were reserved for issuance under the 2005 Plan. Subject to any amendment of the Second Amended and Restated 2008 Plan by our directors, the maximum aggregate number of common shares that may be issued pursuant to all awards under the Second Amended and Restated 2008 Plan is 6,965,846 shares (which was increased from 6,399,377 shares under the Amended and Restated 2008 Plan), plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2019 equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors. As of December 31, 2025, 11,190,90 shares were authorized for issuance under the Second Amended and Restated 2008 Plan.

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

We did not grant any share option or restricted share to our directors or executive officers pursuant to our share incentive plans in the year ended December 31, 2025.

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

Terms of Directors

As of the date of this annual report, we have a board of five directors, among which, Xiaofeng Ma has been designated as class A director, Andrew Y Yan and Jun Zhang have been designated as class B directors, and Haoyu Wang and Zhiping Feng have not been designated as specific class directors. In February 2026, Haoyu Wang and Zhiping Feng were appointed as new directors and will hold office until the first general meeting after the appointment and be subject to re-election at such meeting. The shareholders shall then designate each of them as a specific class director if they were elected at such meeting.

In addition, one third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one third) shall retire from office every year at our annual general meeting of shareholders on a rotating basis and each director (except for Xiaofeng Ma) shall be subject to retirement at least once every three years. Our class B directors Andrew Y Yan and Jun Zhang will retire from office and will be eligible for re-election at our 2026 annual general meeting as they will have held their offices for three years by then. Our chief executive officer, which currently is Xiaofeng Ma, shall not, while holding office, be subject to retirement or be taken into account in determining the number of directors to retire in any year. Neither we nor our subsidiaries have any directors’ service contracts providing for benefits upon termination of employment.

Board Practices

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee

Our audit committee consists of Haoyu Wang and Zhiping FENG. Haoyu Wang is the chairman of our audit committee. Our board of directors has determined that Haoyu Wang and Zhiping FENG are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Haoyu Wang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The third seat on our audit committee is vacant in reliance on Nasdaq Stock Market Rule 5615(a)(3), which permits a foreign private issuer like us to follow “home country practices” in relation to the composition of its audit committee. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to have a three-member audit committee or to fill all three seats on the audit committee at this time.

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

Compensation Committee

Our compensation committee consists of Zhiping Feng and Haoyu Wang. Zhiping Feng is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2).

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

Nominations Committee

Our nominations committee consists of Xiaofeng Ma, Zhiping Feng and Haoyu Wang. Xiaofeng Ma is the chairman of the nominations committee. Although Nasdaq Stock Market Rules generally require all members of the nominations committee of a listed company to be “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), Nasdaq Stock Market Rule 5615(a)(3) permits a foreign private issuer like us to follow “home country practices” in relation to composition of its nominations committee. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require that any of the members of a company’s nominations committee be independent directors.

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

D. Employees

We had 581, 599 and 489 employees as of December 31, 2023, 2024 and 2025 in China, respectively, including 3 employees of the VIE as of December 31, 2025. As of December 31, 2025, we had 188 employees in teaching, 92 employees in teaching administration and affairs (among which there are 7 permanent employees focusing on research and curriculum development who are supplemented by professional art teachers), 134 employees in sales and marketing, 5 in research and development and 70 in general and administrative functions.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the Exchange Act, of our common shares as of March 20, 2026 by:

●	each person known to us to own beneficially more than 5% of common shares, and
●	each of our directors and executive officers.

	Common shares beneficially
	owned
	Number (1)	Percentage (2)
Directors and Executive Officers:
Xiaofeng Ma(3)	25,160,508	29.2%
Andrew Y Yan	*	*
Haoyu Wang	*	*
Zhiping Feng	*	*
Ruobai Sima	*	*
Jun Zhang(4)	10,634,092	12.4%
Directors and Executive Officers Combined	36,544,256	42.5%
Principal Shareholders:
Joingear Limited(5)	18,427,074	21.4%
HSBC International Trustee Limited(6)	9,804,588	11.4%
Able Knight Development Limited(3)	4,998,988	5.8%
Alpha Advantage Global Limited(7)	4,717,100	5.5%
Jiangong Zhao(7)	4,717,100	5.5%
Arts Consulting Limited(8)	9,360,000	10.9%
CL-TCC(9)	5,662,634	6.6%
Pengjian Shi(9)	5,662,634	6.6%
TCC Management Limited(9)	5,662,634	6.6%
Empire Fortune Management Limited (10)	8,559,434	9.9%
Apollo Wise Investment Limited (11)	8,559,434	9.9%
Water River Capital Limited (12)	5,016,226	5.8%
*	Beneficially owns less than 1% of our common shares.
(1)	The number of common shares beneficially owned by each of the listed persons includes common shares that such person has the right to acquire within 60 days after March 20, 2026.
(2)	Percentage of beneficial ownership for each of the persons listed above is determined by dividing (i) the number of common shares beneficially owned by such person by (ii) the total number of common shares outstanding, plus the number of common shares such person has the right to acquire within 60 days after March 20, 2026. The total number of our common shares outstanding as of March 20, 2026 is 86,059,994.

(3)	Includes (i) 1,734,446 common shares held by Xiaofeng Ma; (ii) 4,998,988 common shares held by Able Knight Development Limited, which is a British Virgin Islands company wholly-owned by Precious Time Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of an irrevocable trust constituted under the laws of the Cayman Islands with Xiaofeng Ma as the settlor and certain family members of Xiaofeng Ma as the beneficiaries; and (iii) 18,427,074 common shares held by Joingear Limited, which is a British Virgin Islands company with 100% of its issued and outstanding share capital owned by Xiaofeng Ma. Xiaofeng Ma is the sole director of Able Knight Development Limited and Joingear Limited. The business address of Able Knight Development Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands. The business address of Joingear Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(4)	Includes (i) 1,274,092 common shares issuable upon exercise of the options granted to Jun Zhang, (ii) 9,360,000 common shares held by Arts Consulting Limited, or ArtsCL, which is a British Virgin Islands company. Jun Zhang is the sole director and holds 75% of the issued and outstanding share capital of ArtsCL. The business address of ArtsCL is CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. If Jun Zhang violates his non-compete obligation owed to the Company, the Company may require ArtsCL to either return 75% of the 9,360,000 common shares, or pay to the Company an amount equal to the valuation of 75% of such common shares if such common shares have been sold, calculated using the per share price of our common shares on August 6, 2019.
(5)	Includes 18,427,074 common shares held by Joingear Limited, based on Schedule 13D/A Amendment No. 8 filed jointly by Xiaofeng Ma, Able Knight Development Limited, Precious Time Holdings Limited, Ma Family Trust and Joingear Limited on May 21, 2020. Joingear Limited is a British Virgin Islands company. Xiaofeng Ma is the sole director of Joingear Limited.
(6)	Based on a Schedule 13G Amendment No. 7 filed by HSBC International Trustee Limited on February 7, 2018. The registered address of HSBC International Trustee Limited is 21 Collyer Quay, #19-01 HSBC Building, Singapore 049320. Based on a Schedule 13G Amendment No. 8 filed by HSBC Holdings plc on February 8, 2023, HSBC International Trustee Limited is a subsidiary of HSBC Holdings plc. The registered address of HSBC Holdings plc is 8 Canada Square, London E14 5HQ, United Kingdom.
(7)	Based on a Schedule 13G Amendment No. 1 filed jointly by Jiangong Zhao, Dynamic Fame Limited and Alpha Advantage Global Limited on January 22, 2018. Includes 188,000 common shares held of record by Dynamic Fame Limited and 4,529,100 common shares held of record by Alpha Advantage Global Limited. Dynamic Fame Limited is a British Virgin Islands company and a wholly owned subsidiary of Alpha Advantage Global Limited. Alpha Advantage Global Limited is a British Virgin Islands company wholly owned by Jiangong Zhao. The business address of Alpha Advantage Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands and the business address of Dynamic Fame Limited is Office 1601, 16/F, 31 Queen’s Road Central, Hong Kong.
(8)	Based on a Schedule 13D/A filed jointly by Jun Zhang and ArtsCL on May 21, 2020. ArtsCL is a British Virgin Islands company. Jun Zhang is the sole director of ArtsCL.
(9)	Based on a Schedule 13G filed jointly by CL-TCC, TCC Management Limited and Pengjian Shi on February 18, 2020. Includes 5,662,634 common shares held of record by CL-TCC. CL-TCC is a Cayman Islands company with 50% and 50% of its issued and outstanding share capital owned by CL Management Ltd. and TCC Management Limited, respectively. TCC Management Limited is a Cayman Islands company wholly owned by Pengjian Shi, who may be deemed to have the sole voting power and sole dispositive power with respect to the common shares held by CL-TCC. The business address of TCC Management Limited is c/o Solaris Corporate Services Ltd., P.O. Box 1990, 3rd Floor, FirstCaribbean House, George Town Grand Cayman KY1-1104, Cayman Islands and the business address of CL-TCC is Harbour Place, 2nd Floor, 103 South Church Street, P.O. Box 472, George Town, Grand Cayman KY1-1106, Cayman Islands.
(10)	Includes 8,559,434 common shares in the form of ADSs held of record by Empire Fortune Management Limited, which were acquired by Empire Fortune Management Limited through the registered direct offering of the Company in January 2026.
(11)	Includes 8,559,434 common shares in the form of ADSs held of record by Apollo Wise Investment Limited, which were acquired by Apollo Wise Investment Limited through the registered direct offering of the Company in January 2026.

(12)	Includes 5,016,226 common shares in the form of ADSs held of record by Water River Capital Limited, which were acquired by Water River Capital Limited through the registered direct offering of the Company in January 2026.

None of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 6.B. Directors, Senior Management and Employees — Compensation — Share Incentives” for information on options granted to our current directors and executive officers and “Item 6.D. Employees” for a discussion of our use of share incentive plans to incentivize our employees. To our knowledge, as of March 20, 2026, 100 of our common shares were held by holders of record in the United States. However, 25,873,068 common shares were registered in the name of a nominee of Citibank, N.A., the depositary of our ADSs. It is likely that a large number of beneficial owners of our ADSs reside in the United Sates.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIE and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in, among others, internet content provision related business which requires ICP license. Due to these restrictions, we once set up contractual arrangements with the VIE to preserve our flexibility to operate, invest in or hold businesses that are restricted from receiving foreign investments in mainland China. To date, the ICP license obtained by the VIE has expired and the VIE did not apply for the renewal as we believe that, neither the Company and its subsidiaries nor the VIE conducts the businesses where the ICP license is required. For a description of these contractual arrangements, see “Item 4.A. Information on the Company — History and Development of the Company — Contractual Arrangements with the VIE.”

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

The case was transferred by the Ningbo Intermediate Court to Beijing Intermediate Court for further proceeding. On January 18, 2023, the Beijing Intermediate Court issued an order of nonsuit which dismissed the case. On February 17, 2023, the plaintiffs appealed such order to Beijing High People’s Court, and Beijing High People’s Court later accepted such appeal, quashed the original ruling, and directed the Beijing Intermediate Court to hear the case. On July 30, 2024, the Beijing Intermediate Court accepted this case. On August 15, 2024, Alpha and Dynamic filed a withdrawal application, and the Beijing Intermediate Court approved such withdrawal application on August 27, 2024.

In response to the above concluded Beijing and Ningbo litigations, in February 2025, the Company and Mr. Xiaofeng Ma, together with other affected parties, jointly filed a litigation against Alpha and Dynamic with Beijing Intermediate Court requesting that Alpha and Dynamic shall compensate the loss and cost incurred by each of them as a result of the malicious litigations initiated by Alpha and Dynamic. This litigation has been accepted by Beijing Intermediate Court, and is now awaiting a court hearing.

We and the VIE are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations. From time to time, we and the VIE may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

The Company has not made any dividends or distributions to its shareholders for the fiscal years ended December 31, 2023, 2024 and 2025. Any future determination to pay dividends will be made at the discretion of our board of directors and will be based upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors our board of directors may deem relevant.

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

Dividend Distributions

The Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted through its subsidiaries and through contractual arrangements with the VIE based in China. As a result, although other means are available for us to obtain financing at the Company level, the Company’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC GAAP. Each of our PRC subsidiaries is also required under PRC laws and regulations to allocate at least 10% of its after-tax profits determined in accordance with PRC GAAP to statutory reserves until such reserves reach 50% of its registered capital. Allocations to these statutory reserves and funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As of December 31, 2025, our PRC subsidiaries have allocated RMB25.7 million ($3.6 million) to the general reserve fund. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. See “Item 3.D. Risk Factors — Risks Relating to Regulations of Our Business — Because we may rely on dividends and other distributions on equity paid by our current and future PRC subsidiaries for our cash requirements, restrictions under PRC law on their ability to make such payments could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our businesses.”

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and common shares, which is likely to fluctuate over time, there can be no assurance that we will not be a PFIC for any taxable year.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of the Renminbi against the U.S. dollar, requiring the market-makers who submit for the PBOC’s reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. This change, and other changes such as widening the trading band that may be implemented, may increase volatility in the value of the Renminbi against foreign currencies. The value of the Renminbi against the U.S. dollar depreciated approximately 1.7% and 1.5% in 2023 and 2024, respectively, and appreciated approximately 2.2% in 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

The functional currency of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI, ACG HK and ACGIGL, is the U.S. dollar, which results in our exposure to foreign currency exchange risk. The translation of the net assets of our offshore entities and subsidiaries, including ATA Creativity Global, ATA BVI and ACG HK to the Renminbi during consolidation resulted in translation gain of RMB 454,007 ($64,922), which we recognized as a component of other comprehensive income for the fiscal year ended December 31, 2025. If the Renminbi against U.S. dollar as of December 31, 2025 had appreciated by 10% from 7.0288 to 6.3898 as of December 31, 2025, the other comprehensive income would have decreased by RMB 4,900,062 ($700,700). Further, we recognized a net foreign currency exchange gain of RMB 503 ($72) as a result of the re-measurement of our foreign currency denominated monetary assets and liabilities. If the Renminbi had appreciated against the U.S. dollar as of December 31, 2025 by 10% from 7.0288 to 6.3898 as of December 31, 2025, our foreign currency exchange gain would have increased by RMB 531 ($76).

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

Inflation

China has generally not experienced significant inflation in recent years. According to China’s National Bureau of Statistics, the changes in China’s consumer price index was 0.2%, 0.2% and nil in the years 2023, 2024 and 2025, respectively. In February 2025, the year-over-year change in China’s consumer price index was -0.7%. Neither inflation nor deflation has had a material impact on our results of operations to date, and we do not currently expect the recent inflation in China to have a significant effect on our operations.

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

Fees and Other Payments Made by the Depositary to Us

We had received from our depositary a reimbursement of $99,981.69 during the fiscal year ended December 31, 2025.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria established in this Internal Control-Integrated Framework (2013).

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Haoyu Wang and Zhiping Feng. Haoyu Wang is the chairman of our audit committee. Our board of directors has determined that Haoyu Wang and Zhiping Feng are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b) of the Exchange Act. Haoyu Wang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

	For the fiscal year ended
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
Audit fees(1)	1,568,474	1,525,000	218,072.10
Audit-related fees(2)	317,525	300,000	42,899.43
(1)

“Audit fees” means the aggregate fees billed or payable for professional services rendered by our principal accountant for the audits of our consolidated financial statements of ATA Creativity Global and its subsidiaries.

(2)

“Audit-related fees” means the aggregate fees billed or payable for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in the fiscal years ended December 31, 2024 and 2025 were limited procedures performed in relation to our quarterly financial information and other review services.

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

4.16	Investor Rights Agreement between the Registrant and CL-TCC, dated December 15, 2019 (20)

4.17	Subscription Agreement among the Registrant, Empire Fortune Management Limited, Apollo Wise Investment Limited And Water River Capital Limited, dated November 17, 2025 (21)

8.1*	List of Subsidiaries

11.1	Code of Conduct (22)

11.2	Insider Trading Policy (23)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP

15.2*	Consent of Jincheng Tongda & Neal Law Firm

15.3*	Opinion of Jincheng Tongda & Neal Law Firm

97	Compensation Recoupment Policy of ATA Creativity Global (24)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
(1)	Incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K (File No. 001-33910), filed with the SEC on December 18, 2020.
(2)	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(3)	Incorporated by reference to the Exhibit 99.(A) to the Registration Statement on Form F-6 (File No. 333-148641), filed with the SEC on January 14, 2008.

(4)	Incorporated by reference to the Prospectus filed with the SEC on October 1, 2019 supplement to the Registration Statement on Form F-6 (File No. 333-148641), filed with the SEC on January 14, 2008.
(5)	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(6)	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-215674), filed with the SEC on January 24, 2017.
(8)	Incorporated by reference to Exhibit 4.4 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.
(9)	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(10)	Incorporated by reference to Exhibit 4.18 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(11)	Incorporated by reference to Exhibit 4.11 to the Registrant’s transition report on Form 20-F(File No. 001-33910), filed with the SEC on April 13, 2021.
(12)	Incorporated by reference to Exhibit 4.13 to the Registrant’s transition report on Form 20-F(File No. 001-33910), filed with the SEC on April 13, 2021.
(13)	Incorporated by reference to Exhibit 4.21 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(14)	Incorporated by reference to Exhibit 4.22 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(15)	Incorporated by reference to Exhibit 4.17 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 13, 2021.
(16)	Incorporated by reference to Exhibit 4.24 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 12, 2018.
(17)	Incorporated by reference to Exhibit 4.20 to the Registrant’s transition report on Form 20-F (File No. 001-33910), filed with the SEC on April 13, 2021.
(18)	Incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 18, 2019.

(19)	Incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 28, 2020.
(20)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Report on Form 6-K (File No. 001-33910), filed with the SEC on December 18, 2019.
(21)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-33910), filed with the SEC on November 17, 2025.
(22)	Incorporated by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 (File No. 333-148512), filed with the SEC on January 08, 2008.
(23)	Incorporated by reference to Exhibit 11.2 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 10, 2025.
(24)	Incorporated by reference to Exhibit 97 to the Registrant’s annual report on Form 20-F (File No. 001-33910), filed with the SEC on April 10, 2024.
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATA Creativity Global

/s/ Ruobai Sima
	Name:	Ruobai Sima
	Title:	Chief Financial Officer

Date: March 31, 2026

ATA Creativity Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ATA Creativity Global

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ATA Creativity Global and its subsidiaries (the “Group”) as of December 31, 2025, 2024 and 2023, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2025, 2024 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Valuation of goodwill

As discussed in Note 8 to the consolidated financial statements, the Group has RMB162,380,773 of goodwill as of December 31, 2025. As discussed in Note 2(t), the Group performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models.

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

Singapore, Singapore

March 31, 2026

ATA CREATIVITY GLOBAL

Consolidated Balance Sheets

		December 31,	December 31,	December 31,
	Note	2024	2025	2025
				USD
		RMB	RMB	(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	(1)	36,523,995	85,236,288	12,188,627
Accounts receivable, net		2,712,845	298,377	42,667
Prepaid expenses and other current assets	(4)	27,402,834	25,832,459	3,693,993
Total current assets		66,639,674	111,367,124	15,925,287
Long-term investments	(5)	38,000,000	—	—
Property and equipment, net	(7)	38,669,283	32,139,682	4,595,913
Intangible assets, net	(8)	46,264,914	32,482,513	4,644,938
Goodwill	(8)	196,289,492	162,380,773	23,220,142
Other non-current assets		35,156,141	39,288,983	5,618,250
Right-of-use assets	(9)	35,907,761	30,638,920	4,381,307
Total assets		456,927,265	408,297,995	58,385,837
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables (including accrued expenses and other payables of the consolidated VIE without recourse to the Company of RMB117,920 and RMB62,496 as of December 31, 2024 and 2025, respectively)	(11)	56,372,960	56,493,791	8,078,505
Short-term loan	(10)	—	1,000,000	142,998
Lease liabilities-current	(9)	18,085,643	15,303,799	2,188,414
Deferred revenues	(12)	280,036,806	271,781,907	38,864,296
Total current liabilities		354,495,409	344,579,497	49,274,213
Lease liabilities-non-current	(9)	17,120,842	14,617,119	2,090,220
Long-term loan	(10)	—	15,031,900	2,149,533
Deferred income tax liabilities	(13)	5,664,822	2,086,619	298,383
Total liabilities		377,281,073	376,315,135	53,812,349
Shareholders’ equity:
Common shares:
Par value USD 0.01, authorized: 500,000,000 shares
Issued: 64,581,140 and 64,497,800 shares as of December 31, 2024 and 2025, respectively
Outstanding: 63,249,096 and 63,593,666 shares as of December 31, 2024 and 2025, respectively		4,755,623	4,780,117	683,548
Treasury shares—585,358 common shares as of December 31, 2024 and 2025, at cost		(8,201,046)	(8,201,046)	(1,172,734)
Additional paid-in capital		547,915,003	548,769,331	78,472,970
Accumulated other comprehensive loss		(36,952,183)	(37,446,814)	(5,354,823)
Accumulated deficit		(427,806,949)	(475,854,443)	(68,046,280)
Total shareholders’ equity attributable to ATA Creativity Global		79,710,448	32,047,145	4,582,681
Non-controlling interests		(64,256)	(64,285)	(9,193)
Total shareholders’ equity		79,646,192	31,982,860	4,573,488
Commitments and contingencies	(19)	—	—	—
Total liabilities and shareholders’ equity		456,927,265	408,297,995	58,385,837

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Comprehensive Income (Loss)

		Years Ended December 31,
	Note	2023	2024	2025	2025
		RMB	RMB	RMB	USD
Net revenues	(12)	221,618,968	268,060,162	268,112,876	38,339,631
Cost of revenues		106,961,759	126,795,209	137,801,526	19,705,356
Gross profit		114,657,209	141,264,953	130,311,350	18,634,275
Operating expenses:
Research and development		4,629,880	3,703,178	3,071,659	439,241
Sales and marketing		78,737,492	99,892,804	82,631,826	11,816,194
General and administrative		72,816,606	80,888,058	78,767,406	11,263,589
Goodwill impairment		—	—	33,908,719	4,848,882
Reversal of provision for loan receivable and other receivables		—	—	(3,781,662)	(540,770)
Total operating expenses		156,183,978	184,484,040	194,597,948	27,827,136
Other operating income, net		30,865	174,931	175,898	25,153
Loss from operations		(41,495,904)	(43,044,156)	(64,110,700)	(9,167,708)
Other income (loss):
Gain (loss) on deconsolidation of subsidiaries and others, net		—	(438,153)	11,880,702	1,698,918
Interest income, net of interest expenses		978,530	1,001,735	623,673	89,185
Foreign currency exchange losses, net		(4,876)	(18,989)	(19,401)	(2,774)
Total other income, net		973,654	544,593	12,484,974	1,785,329
Loss before income taxes		(40,522,250)	(42,499,563)	(51,625,726)	(7,382,379)
Income tax benefit	(13)	(6,811,709)	(6,401,691)	(3,578,203)	(511,676)
Net loss		(33,710,541)	(36,097,872)	(48,047,523)	(6,870,703)
Net loss attributable to non-redeemable non-controlling interests		(50,296)	(95)	(29)	(4)
Net loss attributable to ATA Creativity Global		(33,660,245)	(36,097,777)	(48,047,494)	(6,870,699)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income tax		(1,422)	52,324	(494,631)	(70,731)
Total other comprehensive income (loss)		(1,422)	52,324	(494,631)	(70,731)
Comprehensive loss		(33,711,963)	(36,045,548)	(48,542,154)	(6,941,434)
Comprehensive loss attributable to non-redeemable non-controlling interests		(50,296)	(95)	(29)	(4)
Comprehensive loss attributable to ATA Creativity Global		(33,661,667)	(36,045,453)	(48,542,125)	(6,941,430)
Basic and diluted losses per common share attributable to ATA Creativity Global	(20)	(0.54)	(0.57)	(0.76)	(0.11)

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Changes in Shareholders’ Equity

							Total
	Common shares				Accumulated		shareholders’
	Number of			Additional	other		equity attributable		Total
	Outstanding		Treasury	paid-in	comprehensive	Accumulated	to ATA Creativity	Non-controlling	shareholders’
	shares	Amount	Shares	capital	loss	deficit	Global	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	62,753,840	4,720,147	(8,626,894)	542,058,092	(37,003,085)	(358,048,927)	143,099,333	414,857	143,514,190
Net loss	—	—	—	—	—	(33,660,245)	(33,660,245)	(50,296)	(33,710,541)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	(1,422)	—	(1,422)	—	(1,422)
Share-based compensation	—	—	—	3,068,041	—	—	3,068,041	—	3,068,041
Payments of individual income tax in connection with shares directly withheld from employees	140,120	9,981	—	(78,307)	—	—	(68,326)	—	(68,326)
Cash collected upon exercise of share options	—	—	—	471,765	—	—	471,765	—	471,765
Acquisition of non-redeemable non-controlling interests	—	—	—	128,722	—	—	128,722	(428,722)	(300,000)
Settlement of vested share options and vested shares using treasury shares	—	—	425,848	(425,848)	—	—	—	—	—
Balance as of December 31, 2023	62,893,960	4,730,128	(8,201,046)	545,222,465	(37,004,507)	(391,709,172)	113,037,868	(64,161)	112,973,707
Net loss	—	—	—	—	—	(36,097,777)	(36,097,777)	(95)	(36,097,872)
Foreign currency translation adjustment, net of nil income tax	—	—	—	—	52,324	—	52,324	—	52,324
Share-based compensation	—	—	—	2,811,732	—	—	2,811,732	—	2,811,732
Issuance of common shares with net-settlement of employee individual income tax	355,136	25,495	—	(119,194)	—	—	(93,699)	—	(93,699)
Balance as of December 31, 2024	63,249,096	4,755,623	(8,201,046)	547,915,003	(36,952,183)	(427,806,949)	79,710,448	(64,256)	79,646,192
Net loss						(48,047,494)	(48,047,494)	(29)	(48,047,523)
Foreign currency translation adjustment, net of nil income tax					(494,631)		(494,631)		(494,631)
Share-based compensation				569,708			569,708		569,708
Issuance of common shares with net-settlement of employee individual income tax	344,570	24,494		(82,074)			(57,580)		(57,580)
Exercise of share options				366,694			366,694		366,694
Balance as of December 31, 2025	63,593,666	4,780,117	(8,201,046)	548,769,331	(37,446,814)	(475,854,443)	32,047,145	(64,285)	31,982,860
Balance as of December 31, 2025-USD		683,548	(1,172,734)	78,472,970	(5,354,823)	(68,046,280)	4,582,681	(9,193)	4,573,488

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(33,710,541)	(36,097,872)	(48,047,523)	(6,870,703)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from disposal of long-term investments	—	—	(11,932,631)	(1,706,344)
Provision for credit loss			1,696,285	242,566
Depreciation and amortization	21,984,382	24,226,472	21,498,886	3,074,300
Loss (gain) from disposal of property and equipment	893	(60,983)	45,422	6,495
Share-based compensation	3,068,041	2,811,732	569,708	81,467
Deferred income tax benefit	(6,812,790)	(6,401,691)	(3,578,203)	(511,676)
Loss on deconsolidation of subsidiaries and others, net	—	438,153	51,929	7,426
Impairment loss of goodwill	—	—	33,908,719	4,848,882
Gain from acquisition of a subsidiary	(4,018)	—	—	—
Foreign currency exchange gain (loss)	7	(3)	503	72
Changes in operating assets and liabilities, net of effect of acquisition and disposal:
Accounts receivable	3,616,548	(477,355)	2,414,468	345,264
Prepaid expenses and other current assets	(2,386,561)	(19,823,403)	508,907	72,773
Other non-current assets	(3,275,623)	(3,464,724)	(4,184,104)	(598,318)
Income tax payable	(13,753)	(1,081)	—	—
Accrued expenses and other payables	(7,139,011)	7,397,566	(536,237)	(76,681)
Deferred revenues	33,423,899	28,108,019	(8,254,899)	(1,180,435)
Net cash provided by (used in) operating activities	8,751,473	(3,345,170)	(15,838,770)	(2,264,912)
Cash flows from investing activities:
Purchase of property and equipment	(2,240,101)	(20,024,903)	(1,281,220)	(183,212)
Proceeds from disposal of property and equipment disposal	14,850	56,050	53,819	7,696
Cash paid for liabilities assumed in relation to acquisition of Youru (Note 3)	(1,023,859)	(198,333)	—	—
Payment for acquisition of a subsidiary, less cash acquired	(417,376)	—	—	—
Proceeds from deconsolidation of subsidiaries and others, less cash disposed	—	(89,543)	49,932,631	7,140,271
Cash paid for acquisition of non-redeemable non-controlling interests	(300,000)	—	—	—
Net cash (used in) provided by investing activities	(3,966,486)	(20,256,729)	48,705,230	6,964,755
Cash flows from financing activities:
Cash paid for employee individual income tax for net- settlement of vested shares	(68,326)	(93,699)	(57,580)	(8,234)
Proceeds from term loan	—	—	37,063,829	5,300,057
Repayment of term loan	—	—	(21,031,929)	(3,007,526)
Cash received for exercise of share options	471,765	—	366,694	52,437
Net cash provided by (used in) financing activities	403,439	(93,699)	16,341,014	2,336,734
Effect of foreign exchange rate changes on cash and cash equivalents	(1,393)	52,361	(495,182)	(70,811)
Net increase (decrease) in cash and cash equivalents	5,187,033	(23,643,237)	48,712,293	6,965,766
Cash and cash equivalents at beginning of year	54,980,199	60,167,232	36,523,995	5,222,862
Cash and cash equivalents at end of year	60,167,232	36,523,995	85,236,288	12,188,627
Supplemental disclosures of cash flow information:
Cash paid for income tax	20,427	—	—	—
Cash refunded for income tax	(211)	(4)	—	—
Cash paid for interest expenses	—	—	(398,582)	(56,996)
Cash paid for amounts included in measurement of operating leases liabilities	18,077,004	19,728,002	19,972,601	2,856,044
Lease liability arising from obtaining Right-of-use assets	1,709,583	26,936,993	21,078,085	3,014,126
Non-cash investing and financing activities:
Consideration payable for acquisition of Youru (Note 3)	198,333	—	—	—
Disposal of net liabilities of subsidiaries, excluding cash	—	(348,610)	5,247,184	750,337
Lease liability arising from obtaining Right-of-use assets	1,709,583	26,936,993	21,078,085	3,014,126

See accompanying notes to consolidated financial statements.

ATA CREATIVITY GLOBAL

Notes to the Consolidated Financial Statements

(1)	DESCRIPTION OF BUSINESS, ORGANIZATION AND SIGNIFICANT CONCENTRATIONSAND RISKS

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

(4) We conduct our operations primarily through Huanqiuyimeng and its subsidiaries. Huanqiuyimeng provides most of the portfolio training services, overseas study counselling services and research-based learning services, as well as certain other educational services by itself, and also provides some of such services through its wholly owned subsidiaries. As of March 20, 2026, Huanqiuyimeng has 11 directly or indirectly wholly owned subsidiaries.

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

Risks in relation to the VIE structure

In the opinion of management, based on the legal opinion of Jincheng Tongda & Neal Law Firm, the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. The Company cannot assure that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the contractual arrangements with ATA Intelligent Learning are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;
●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;
●	confiscate any of the Company’s income that they deem to be obtained through illegal operations;
●	shut down a portion or all of the Company’s servers or block a portion or all of the Company’s website;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;
●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations
●	take other regulatory or enforcement actions that could be harmful to the Company’s business.

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

The equity interests of ATA Intelligent Learning are legally held by Mr. Ma, Mr. Xiong and Mr. Zhang as nominee shareholders on behalf of ACG. Mr. Ma is chairman of the board and director of ACG, Mr. Xiong was general counsel of ACG and Mr. Zhang is president and director of ACG. Mr. Ma holds approximately 40% of the total ordinary shares of the Company issued and outstanding as of December 31, 2024 and 2025. The Company cannot assure that when conflicts of interest arise, either the nominee shareholders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favour. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee shareholders and the Company, except that ATA Education could exercise the purchase option under the exclusive option agreement with the nominee shareholders to request them to transfer all of their equity ownership in ATA Intelligent Learning to a PRC entity or individual designated by ATA Education. The Company relies on the nominee shareholders, who are ACG’s director and general counsel, who owe fiduciary duties to ACG, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the nominee shareholders to act in good faith and in the best interests of ACG and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee shareholders of ATA Intelligent Learning, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

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

The following assets and liabilities information of the Group’s consolidated VIE as of December 31, 2024 and 2025, and net revenues, net loss and cash flows for the years ended December 31, 2023, 2024 and 2025, were included in the accompanying consolidated financial statements of the Company.

	As of December 31,
	2024	2025
	RMB	RMB
Cash	360,788	171,249
Prepaid expenses and other current assets	—	7,062
Total current assets	360,788	178,311
Long-term investments (i)	42,537,827	37,753,202
Other non-current assets	10,000	10,000
Total assets	42,908,615	37,941,513
Accrued expenses and other payables	117,920	62,496
Amounts due to related parties (ii)	66,217,253	67,411,670
Total current liabilities	66,335,173	67,474,166
Total liabilities	66,335,173	67,474,166

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	—	—	—
Net loss	(7,615,247)	(8,028,114)	(6,106,095)

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	(952,664)	(1,496,430)	(1,390,039)
Net cash used in investing activities	—	—	—
Net cash provided by financing activities (iii)	1,050,000	1,600,000	1,200,500
(i)

Long-term investments as of December 31, 2024 and 2025 include investment cost and share of losses derived from the 30.96 % equity interests investment in Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”) in the amount of RMB 42,537,827 and RMB 37,753,202 respectively, which is eliminated on consolidation.

(ii)	Amounts due to related parties represent the amounts due to the Company’s subsidiaries, which are eliminated on consolidation.
(iii)

RMB1,050,000, RMB1,600,000 and RMB 1,200,500 of net cash provided by financing activities for the years ended December 31, 2023, 2024 and 2025 respectively were related to the transactions with the Company’s subsidiaries, which are eliminated on consolidation.

In accordance with the VIE Agreements, the Company has the power to direct the activities of the consolidated VIE and can have assets transferred out of the consolidated VIE. Therefore, the Company considers that there are no assets in the consolidated VIE that can be used only to settle obligations of the consolidated VIE, except for the registered capital amounting RMB 50.0 million as of December 31, 2025. None of the assets of the consolidated VIE has been pledged or collateralized. The creditors of the consolidated VIE do not have recourse to the general credit of ATA Education or the Company.

There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting a significant portion of businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIEs in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary

Significant Concentrations and Risks

The Group is subject to the following significant concentration and risks:

Concentration of cash and cash equivalents balances held at financial institutions

Cash and cash equivalents consist of cash on hand and cash at bank. Cash at bank are deposited in financial institutions at below locations:

	As of December 31,
	2024	2025
	RMB	RMB
Financial institutions in the mainland of the PRC
— Denominated in Renminbi (“RMB”)	27,548,189	28,828,342
— Denominated in U.S. Dollar (“USD”)	150	155
Total cash balances held at mainland PRC financial institutions	27,548,339	28,828,497
Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
— Denominated in Hong Kong Dollar (“HKD”)	581	5,822
— Denominated in USD	8,975,075	56,401,795
— Held in RMB	—	86
— Held in GBP	—	87
— Held in AUD	—	1
Total cash and cash equivalents balances held at HKSAR financial institutions	8,975,656	56,407,791
Total cash and cash equivalents balances held at financial institutions	36,523,995	85,236,288

The bank deposits with financial institutions in the PRC are insured by the government authority up to RMB500,000. The bank deposits with financial institutions in the HKSAR are insured by the government authority up to HKD800,000. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and HKSAR with acceptable credit rating.

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

Liquidity

As reflected in the accompanying consolidated financial statements, the Group had accumulated deficit amounting to RMB 475,854,443 and working capital deficit of RMB 233,212,373. As of December 31, 2025 and the Group has incurred a net loss of RMB 48,047,494 and recorded a cash outflow from operating activities of RMB 15,838,770 for the financial year ended December 31, 2025.

Management continues to have a reasonable expectation that the Group has adequate resources to continue in operation for at the next 12 months from the issuance date of the consolidated financial statements and that the going concern basis of preparation of these consolidated financial statements remains appropriate.

Management has prepared a cash flow forecast for the next twelve months from the date of authorisation of the financial statements to support their assessment that the Group to continue to operate as going concerns.

On January 22, 2026, the Group’s completed a round of financing and received the additional fund of USD 8,854,035 from the investors. The Group also has taken an intensive review of operations and expenditures, including sales and marketing, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business as well as to maintain its borrowings and advance receipt from customers in order to generate sufficient funds from operations to fund its liabilities and continuing operational costs.

Based on these factors and in consideration of the Group’s business plans and forecasts, the management believe that the Group will be able to generate sufficient positive cash flows from the continued operations and obtain additional funding in order to enable the Group to meet the operating requirements and to pay their debts as and when they fall due. As such, the management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and determined that it is appropriate for the financial statements of the Group to be prepared on going concern basis.

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

(c)Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the fair value determinations of identifiable assets acquired and liabilities assumed, the fair values of share-based payments and other equity investments, the collect ability of loan receivable and other receivables, allowance of account receivables, the realizability of deferred income tax liabilities, the estimate for useful lives and residual values of long-lived assets, the recover ability of long-lived assets, goodwill and long-term investments, determination of estimated stand-alone selling prices of performance obligations, variable consideration and measurement of progress towards completion in revenue recognition. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. In accordance with ASC 250, changes in accounting estimates are recognized in the period of the change and, if applicable, in future periods affected by the change. Management reviews these estimates and assumptions on an ongoing basis and revises them when events or circumstances indicate that the original estimates or assumptions no longer remain appropriate.

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

For the convenience of the readers, the 2025 RMB amounts included in the accompanying consolidated financial statements have been translated into USD at the rate of USD 1.00 = RMB 6.9931, the noon buying rate in New York cable transfers of RMB per USD as set forth in the H.10 weekly statistical release of Federal Reserve Board, as of December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2025.

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

Management of the Company considers the carrying amount of cash and cash equivalents, accounts receivable, other receivables, accounts payable and other payables to approximate their fair values because of their short-term nature. For borrowings, the fair value is approximated using discounted cash flows, and the Company measures the fair value of borrowings by discounting the future cash flows at the market interest rates applicable to the borrowings.

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

Each student enrollment is being distinct and separately identifiable from other student enrollment consider as a single performance obligation to provide training services. The transaction price is either based on time-based program or project-based program to complete a project at contract inception, and is not subject to rebates, returns or other variable consideration. Most students are required to prepay the training program prior to commencement of training.

Revenue is recognized over a period of time based on the number of training hours expended and total hours of training under the contract with the student since the individual student simultaneously receives and consumes the benefits of the portfolio training services as the Group performs. Revenue is recognized at the point of time training hours consumed by students, and the consumption of each training hour is recorded in the system. At the end of the program, the Group will obtain a completion certificate signed and confirmed by the students. While under project-based programs, the number of hours of training required to complete a project is not pre-determined and varies depending on the background and requirements of individual student. The Group reassesses the total hours of training pursuant to each contract of project-based program with individual students on a quarterly basis. Based on the average quarterly basis, any adjustments arising from the changes of estimated training hours are applied prospectively.

The corresponding payment is applied against the student’s prepayment and transit periods typically do not exceed one year. Revenue is presented on a gross basis, as the Company acts as the principal in the transaction. This conclusion is based on the following considerations: i) the Company manages all aspects of the portfolio training services; the Company controls over the training services; and ii) the Company establishes pricing and bears market risk. iii) The Company is primarily responsible for fulfilling the promise to provide training services in meeting student requirement and the primary contact for student service issues, including resolving complaints

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

Each student enrollment is being distinct and separately identifiable from other student enrollment consider as a single performance obligation to provide educational travel services. The transaction price is based on the type of educational travel services according to the background of individual students’ requirement at contract inception, and is not subject to rebates or other variable consideration. Most students are required to prepay the educational travel services prior to commencement of travel.

Revenue is recognized when control of the promised service is transferred to customers in an amount of consideration which the Group expects to be entitled to in exchange for those services. Upon completion of the service, the Group recognize revenue based on the course completion confirmation form signed by the student or the confirmation provided via email.

As each student’s educational travel service includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. The corresponding payment is applied against the student’s prepayment and transit periods typically do not exceed one year.

Revenue is presented on a gross basis, as the Company acts as the principal in the transaction. This conclusion is based on the following considerations: i) the Company manages all aspects of the educational travel services; the Company controls over the educational travel services; and ii) the Company establishes pricing and bears market risk. iii) The Company is primarily responsible for fulfilling the promise to provide education travel services in meeting student requirement and the primary contact for student service issues, including resolving complaints

iii)	Overseas study counselling services

The Group provides overseas study counselling services to students who intend to study abroad on the following aspects, including but not limited to, customized timetable for applicants, university and program selection, developing paperwork for applications, interview simulation and enrollment documents preparation.

The Group provides integration and customization of the promised services in each overseas study counselling service contract depending on the background and requirements of the students and aims to deliver a combined output for counselling service to cover both academic and practical aspects during the entire process of application. The promised services are highly interdependent and interrelated and are accounted as one performance obligation, as the promised services in a contract are not distinct within the context of the contract. Since the students simultaneously receive and consume the benefits of these services throughout the service period as the Group performs, revenue relating to the overseas study counselling services is generally recognized based on the Group’s stage of completion or outputs to the satisfaction of its performance obligation over time as work progresses. The Group has the right to recognize revenue when the stage of completion confirmed by the students.

As each student’s overseas study counselling services includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. The corresponding payment is applied against the student’s prepayment and transit periods typically do not exceed one year.

Revenue is presented on a gross basis, as the Company acts as the principal in the transaction. This conclusion is based on the following considerations: i) the Company manages all aspects of the overseas study counselling services; the Company controls over the overseas study counselling services; and ii) the Company establishes pricing and bears market risk. iii) The Company is primarily responsible for fulfilling the promise to provide overseas study counselling services in meeting student requirement and the primary contact for student service issues, including resolving complaints.

iv)	Other educational services

Other educational services mainly consist of language training services, junior art education services and in- school classes. Each student enrollment is being distinct and separately identifiable from other student enrollment consider as a single performance obligation to provide training or educational services. The transaction price is based on number of lesson completion on of language training services or, junior art education services at contract inception, and is not subject to rebates or other variable consideration. Most students are required to prepay the language training or junior art education service program prior to commencement of lesson. The Group recognizes revenues from the other educational services proportionately at the point of time when services are rendered. At the end of the lesson, the Group will obtain a completion certificate signed and confirmed by the students.

As each student’s overseas study counselling services includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. The corresponding payment is applied against the student’s prepayment and transit periods typically do not exceed one year.

Revenue is presented on a gross basis, as the Company acts as the principal in the transaction. This conclusion is based on the following considerations: i) the Company manages all aspects of the language training or junior art education services; the Company controls over the language training or junior art education services; and ii) the Company establishes pricing and bears market risk. iii) The Company is primarily responsible for fulfilling the promise to provide language training or junior art education services in meeting student requirement and the primary contact for student service issues, including resolving complaints

(h)	Contract cost

Sales commissions to sales personnel and third-party agents, and incentives to existing students for referred customers are accounted for as incremental cost of obtaining sales contracts from customers and are initially recognized as an asset in other non-current assets. Contract cost assets are transferred into expenses on the basis consistent with the pattern of the transfer of services to which the assets relate and are included in “sales and marketing expenses” in the consolidated statements of comprehensive income (loss). The transfer to expenses of contract cost assets were RMB 22,080,933, RMB 24,297,101 and RMB 26,197,400, for the years ended December 31, 2023, 2024 and 2025, respectively. The contract cost assets were RMB25,446,969, RMB 26,768,292 and RMB 30,233,160, for the years ended December 31, 2023, 2024 and 2025.

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

As of December 31, 2024 and 2025, the Company did not have any finance leases.

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

The Group applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718-10, share-based payment transactions with employees, such as share options and restricted shares, are measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The Group measures the cost of employee share options and non-vested shares based on the grant date fair value of the award and recognizes that cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options and non-vested shares, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. Awards granted to employees with performance conditions are measured at fair value on the grant date and are recognized as compensation expenses in the period and thereafter when the performance goal becomes probable to achieve. We elect to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed.

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

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance are classified as “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

(p)	Long-term investments

Equity method investments

The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method of accounting, the Group’s share of the investee’s results of operations is reported as investment income (loss) in the consolidated statements of comprehensive loss.

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

Property and equipment, are stated at cost less accumulated depreciation. Depreciation expenses are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Categories	Estimated Useful LIfe
Building	30 years
Computer equipment	3 to 5 years
Furniture, fixtures and office equipment	3 to 5 years
Motor vehicles	5 years
Leasehold improvements	The shorter of lease terms and estimated useful lives

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances indicate a change in estimates of useful lives. No such events were identified for the years ended December 31, 2025 and 2024.

(r)	Intangible assets

Intangible asset is stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible asset represents trademark and software. The software is acquired externally tailored to the Group’s requirements and is amortized straight-line over 3 to 10 years in accordance with the way the Group estimates to generate economic benefits from such trademark and software.

The Group has no intangible assets with indefinite useful lives.

Categories	Estimated Useful LIfe
Trademark	10 years
Software	3 to 5 years

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

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash- generating units, or groups of cash-generating units, which are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss is recognized for cash-generating units if the recoverable amount of the unit is less than the carrying amount of the units. The impairment loss is allocated to reduce the carrying amount of the assets of the unit in the following order: first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to the other assets of the unit, pro rata on the basis of the carrying amount of each asset in the unit.

An entity assesses at each reporting date whether there is any indication that an impairment loss recognized in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated.

The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.

A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortization other than goodwill is recognized immediately in consolidated statements of comprehensive loss.

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

Employee benefit expenses recognized under these plans for the years ended December 31, 2023, 2024 and 2025 are allocated to the following expense items.

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	7,161,205	8,655,350	8,739,684
Research and development	294,859	261,176	256,475
Sales and marketing	4,033,438	5,218,767	3,824,152
General and administrative	3,405,996	3,399,854	3,150,296
Total expense due to employee benefit plans	14,895,498	17,535,147	15,970,607

(v)	Earnings (losses) per share

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

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting,operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance.The Group’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group classified the operating segments for the years ended December 31, 2023, 2024 and 2025 into (i) Overseas art study services (ii) Other educational services and (iii) Other services. Substantially all of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments enhance the transparency and decision usefulness of income tax disclosures, including additional requirements related to the income tax rate reconciliation (disaggregation of significant reconciling items) and disaggregation of income taxes paid by jurisdiction. These enhancements enable users to better understand the Company’s exposure to changes in jurisdictional tax legislation, assess income tax information affecting cash flow forecasts and capital allocation decisions, and identify potential opportunities to improve future cash flows. The amendments are effective for public business entities for annual periods beginning after December 15, 2024, including interim periods therein. Early adoption is permitted. The Company adopted this standard in the current period, and the adoption did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements — Amendments to Remove References to the Concepts Statements. The amendments remove outdated references to various FASB Concepts Statements within the Accounting Standards Codification and apply to all entities within the scope of the affected guidance. The amendments are effective for public business entities for fiscal years beginning after December 15, 2024, including interim periods therein. Early adoption is permitted for any fiscal year or interim period for which financial statements have not yet been issued or made available for issuance. The Company adopted this standard in the current period, and the adoption did not have a material effect on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require public business entities to disclose, in tabular format within the notes to consolidated financial statements, disaggregated information for certain expense categories included in income from continuing operations—specifically inventory purchases, employee compensation, depreciation, amortization, and depletion—as well as qualitative descriptions of remaining expense amounts. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied prospectively to all applicable periods after the effective date or retrospectively to any or all prior periods presented. The Company is currently evaluating the timing and method of adoption, as well as the impact of adoption on its consolidated financial statements and related disclosures.

In November and December 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans; ASU 2025-09, Financial Instruments—Investments—Equity Method and Joint Ventures (Topic 323): Improvements to the Equity Method of Accounting; ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants to Business Entities; and ASU 2025-11, Interim Reporting (Topic 270): Targeted Improvements to Interim Disclosures. These updates are intended to simplify accounting guidance, improve consistency in application, and enhance the transparency of related financial statement disclosures—specifically, ASU 2025-08 eliminates the “day 1” credit loss expense for most purchased loans, ASU 2025-09 clarifies equity method accounting for basis differences and deferred taxes, ASU 2025-10 establishes a comprehensive model for government grant accounting, and ASU 2025-11 streamlines interim disclosure requirements. ASU 2025-08, 2025-09, and 2025-11 are effective for public business entities for annual periods beginning after December 15, 2026, including interim periods therein. ASU 2025-10 is effective for public business entities for annual periods beginning after December 15, 2028, including interim periods therein. Early adoption is permitted for all of the above standards. The Company is currently evaluating the impact of these standards on its consolidated financial statements and related disclosures and does not expect adoption to have a material effect on its consolidated financial position, results of operations, or cash flows.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-09, “Accounting Changes and Error Corrections (Topic 250): Disclosure Improvements.” The amendments in this Update are intended to improve the qualitative and quantitative disclosures related to voluntary changes in accounting principles and corrections of prior-period errors. For public business entities, the ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company plans to adopt this guidance at its effective date and will provide the required disclosures upon adoption. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Other recently issued accounting pronouncements not discussed above are not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

(3)	BUSINESS ACQUISITION

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

(4)	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
VAT-input deductible	837,896	536,022
Income tax refundable	15,463	15,463
Amount due from Beijing Shouyiren (i)	1,696,285	1,696,285
Amount due from Beijing Kamo (ii)	2,800,000	2,800,000
Amount due from Beijing Huimei (iii)	9,824,724	10,859,923
Advances to employees (iv)	4,580,000	5,045,078
Prepaid marketing fee	1,783,457	836,368
Advances to suppliers	3,666,957	2,821,444
Allowance of credit loss	—	(1,696,285)
Other current assets	2,198,052	2,918,161
Total prepaid expenses and other current assets	27,402,834	25,832,458
(i)	Amount due from Beijing Shouyiren Network Technology Co., Ltd. is expected to be irrecoverable, and a full provision for impairment has been made in 2025.

(ii)	Amount due from Beijing Kamo Intelligent Health Management Co., Ltd. is mortgaged the real estate ownership certificate (No. X Jing Fang Quan Zheng Chao Zi No.1362801) to Beijing Global Art Alliance International Education Consulting Co., Ltd. in May, 2024, with a maximum claim amount of RMB 2,800,000.
(iii)	Amount due from Beijing Huimei Life Health Technology Co., Ltd. and its subsidiary is expected to collect between October, 2026, with nil interest rate.
(iv)	Advances to employees represent cash advances provided to employees for project-related purposes, which are expected to be settled upon completion of the relevant projects, with nil interest rate.

(5)	LONG-TERM INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB
EEO Group	38,000,000	—
Total other equity investments	38,000,000	—

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

On March 30, 2021, EEO Group entered into a financing agreement with a group of new investors. After EEO Group’s new financing, ACG’s equity shares decreased from 4.822% to 4.433%. Since the securities issued during this new financing arrangements are not identical or similar in terms of rights and obligations to the equity securities held by the Company, the Company did not adjust the carrying amount of the long-term investments in EEO Group. In September, 2025, the Group disposed of its entire equity interest in EEO Group for a consideration of USD 7,047,163, recognizing a gain on investment of USD 1,673,100 (equivalent to approximately RMB 11,932,631).

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

The Group did not have any non-financial assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2024 and 2025, respectively.

(7)	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Building (i)	53,049,213	53,049,213
Computer equipment	3,687,643	3,087,640
Furniture, fixtures and office equipment	3,933,670	3,948,444
Motor vehicles	1,667,222	1,265,707
Leasehold improvements	12,428,593	12,428,593
	74,766,341	73,779,597
Less: accumulated depreciation and amortization	(36,097,058)	(41,639,915)
Property and equipment, net	38,669,283	32,139,682
(i)

In September 2025, Beijing Miusi Education Consultation Co., Ltd. (Beijing Miusi), a wholly-owned subsidiary of Huanqiuyimeng entered into a three-year Commercial Loan Facility with Huaxia Bank Co., Ltd. Beijing Shilipu Sub-branch to borrow up to RMB 22,000,000 which is pledged by the real estate property owned by ATA Education, see Note 10 for details.

Total depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 is allocated to the following expense items:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	1,061,367	435,993	305,688
Research and development	26,669	17,761	15,812
Sales and marketing	15,231	38,651	17,871
General and administrative	3,623,378	6,059,663	7,287,449
Total depreciation expense	4,726,645	6,552,068	7,626,820

(8)	GOODWILL AND INTANGIBLE ASSETS, NET

(a)	Goodwill

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

The carrying amount of goodwill by reporting unit is as follows:

	Overseas art study	Other Educational
	services	Services	Consolidate
	RMB	RMB	RMB
Balance as of December 31, 2024	177,581,176	18,708,316	196,289,492
Less: Goodwill impairment	(29,848,577)	(4,060,142)	(33,908,719)
Balance as of December 31,2025	147,732,599	14,648,174	162,380,773

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying value of a reporting unit likely exceeds its fair value. This involves estimating the fair value of the reporting units using discounted cash flow models and the key assumptions used in the valuation models include forecasted revenue growth rates, forecasted operating margins and the discount rate. No impairment was identified and recorded for fiscal years ended December 31, 2023 and 2024.

For fiscal years ended December 31, 2025, the impairment charge was primarily triggered by a material decrease in the projected long-term revenue growth rates for the related reporting units compared to the growth assumptions used at the acquisition date. As a result of this decline, the expected future revenue scale and cash flows have been revised downward, leading to a reduction in the recoverable amount of goodwill relative to its carrying value at the time of acquisition.

(b)	Intangible assets

The following table summarizes the Company’s intangible assets, as of December 31, 2024 and 2025.

	As of December 31, 2025
				Weighted
	Gross	Accumulated	Net	average
	carrying	amortization	carrying	amortization
	amount	/deduction	amount	period
	RMB	RMB	RMB	Years
Trademark (i)	84,000,000	(51,608,333)	32,391,667	10
Non-compete arrangements (ii)	56,000,000	(56,000,000)	—	6
Software	1,654,860	(1,564,014)	90,846	10
Total intangible assets	141,654,860	(109,172,347)	32,482,513	—

				Weighted
	Gross	Accumulated	Net	average
	carrying	amortization	carrying	amortization
	amount	/deduction	amount	period
	RMB	RMB	RMB	Years
Trademark (i)	84,000,000	(43,208,333)	40,791,667	10
Non-compete arrangements (ii)	56,000,000	(50,555,556)	5,444,444	6
Software	1,565,195	(1,536,392)	28,803	10
Total intangible assets	141,565,195	(95,300,281)	46,264,914	—

Total amortization expense recognized for the years ended December 31, 2023, 2024 and 2025 is allocated to the following expense items:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
General and administrative	17,257,737	17,674,404	13,872,066
(i)	Trademark was recorded as a result of the acquisition of Huanqiuyimeng businesses.
(ii)	Non-compete arrangements were recorded as a result of the acquisition of Huanqiuyimeng businesses.

As of December 31, 2025, the estimated amortization expense for the next five years and thereafter are as follows:

December 31
RMB
2026	8,416,873
2027	8,408,966
2028	8,408,966
2029	5,117,300
2030	508,966
Thereafter	1,621,442
Total estimated amortization expense	32,482,513

(9)	LEASES

The primary leases that the Group entered into were for training centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2024, the Company has 25 operating leases for training center and office spaces with remaining terms expiring from 2 through 54 months and a weighted average remaining lease term of 3.55 years. As of December 31, 2025, the Company has 28 operating leases for training center and office spaces with remaining terms expiring from 1 through 42 months and a weighted average remaining lease term of 2.38 years. Weighted average discount rates used in the calculation of the lease liability is 6.38%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Company would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

Operating lease costs for the years ended December 31, 2023, 2024 and 2025 were RMB 18,600,344, RMB 19,889,910 and RMB 20,346,914, respectively, which excluded cost of short-term contracts. Short-term lease expense, with a lease term of 12 months or less, for the years ended December 31, 2023, 2024 and 2025 were RMB 3,412,129, RMB 3,950,259 and RMB 1,413,635, respectively. There were no variable lease costs or sublease income for leased assets for the years ended December 31, 2023, 2024 and 2025.

The impact of ASC 842 on the consolidated balance sheets as of December 31, 2024 and 2025 was as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Operating leases:
Right-of-use assets	35,907,761	30,638,920
Lease liabilities-current	18,085,643	15,303,799
Lease liabilities-non-current	17,120,842	14,617,119
Total for lease liabilities	35,206,485	29,920,918

Maturities of lease liabilities under non-cancellable leases as of December 31, 2025 are as follows:

Operating leases
RMB
2026	15,706,609
2027	10,965,141
2028	5,101,789
2029	377,318
2030	—
Total undiscounted lease payments	32,150,857
Less: Imputed interest	(2,229,939)
Total lease liabilities	29,920,918

(10)TERM LOANS

				Weighted
				average interest
				rate as of
				September 30,	Balance as of September 30,
Lender	Type	Maturity date	Currency	2025	2025	2025
					RMB	USD
Huaxia Bank Co., Ltd	Term loan	Within 3 year or on demand	RMB	2.44%	16,031,900	2,292,531
Shanghai Pudong Development Bank Co., Ltd.	Term loan	Within 1 year or on demand	RMB	3.00%	—	—
Total					16,031,900	2,292,531

Loan Facility

In September 2025, Beijing Miusi entered into a three-year Commercial Loan Facility (the “2025 Facility”) with Huaxia Bank Co., Ltd. Beijing Shilipu Sub-branch to borrow up to RMB 22,000,000 at an interest rate, which is subject to potential adjustment based on premium interest rate stipulated by the People’s Bank of China at the time upon drawing of credit lines to support the working capital need of the Group. The 2025 Facility is pledged by the real estate property owned by ATA Education under a five-year pledge agreement among ATA Education, Beijing Miusi and Hua Xia Bank Co., Ltd. Beijing Shilipu Sub-branch. For the year ended December 31, 2025, the Group has withdrawn RMB 16,031,900 from the credit line under this loan facility. Based on the repayment schedule outlined in the loan agreement, the amount repayable within 2026 is RMB 1 million. Consequently, this portion is presented as a short-term liability, while the remaining balance of RMB 15,031,900, which is repayable after one year, is presented as a long-term liability.

(11)ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Refund liability*	23,923,454	24,266,893
Accrued payroll and welfare	19,185,023	16,707,104
Accrued professional services expenses	3,237,079	2,014,707
Other current liabilities	10,027,404	13,505,087
Total accrued expenses and other payables	56,372,960	56,493,791

Other current liabilities as of December 31, 2024 and 2025 mainly include accrued advertising and outsourcing fees, value-added tax and other taxes payable, and other operating expense payable.

*Refund liability represents the estimated amount of refund if a student decides to withdraw from the Group’s programs or services or a full or partial return of the service fees are repaid to students based on the final outcome of the performance targets and is estimated based on historical experience and performance.

(12)NET REVENUES

The components of net revenues for the years ended December 31, 2023, 2024 and 2025, are as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Portfolio training services	166,448,699	199,325,957	187,913,693
Research-based learning services	6,512,650	14,948,520	19,636,016
Overseas study counselling services	28,993,831	32,287,258	35,867,956
Other educational services	19,663,788	21,498,427	24,695,211
Net Revenues	221,618,968	268,060,162	268,112,876

Deferred revenue is recorded when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer in advance. Changes in the deferred revenue balances during the year ended December 31, 2024 and 2025 are as follows:

	Fiscal years ended December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the period	252,145,949	280,036,806
Cash received in advance, net of VAT	295,839,038	260,201,415
Acquisition of Youru and subsequent movement	(198,332)	—
Revenue recognized from opening balance of deferred revenue	(156,304,362)	(158,550,252)
Revenue recognized from deferred revenue arising during the year	(109,645,083)	(109,562,624)
Disposal of equity interests in subsidiaries for deconsolidation	(18,830)	—
Change of refund liabilities	(1,781,574)	(343,439)
Balance at the end of the period	280,036,806	271,781,906

(13)INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Group is not subject to any income tax in these jurisdictions.

Hong Kong

ACG HK did not derive any income that is subject to Hong Kong profits tax for the taxable years ended December 31, 2023, 2024 and 2025. Accordingly, no provision for Hong Kong profits tax was required.

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

The EIT Law and its relevant regulations impose a withholding tax at 10% for earnings generated beginning January 1, 2008, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC. Undistributed earnings generated prior to January 1, 2008 are exempt from withholding tax. As of December 31, 2024 and 2025, the Company has not accrued income taxes on earnings of RMB 1,966,439 and RMB nil respectively, generated by its PRC consolidated entities, as the Company plans to reinvest these earnings indefinitely in the PRC. The unrecognized deferred income tax liability related to these earnings was RMB196,644 and RMB nil, respectively as of December 31, 2024 and 2025.

Loss before income taxes were generated in the following jurisdictions:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cayman Islands and British Virgin Islands	(5,467,559)	(6,727,284)	10,064,437
PRC	(35,026,914)	(35,730,880)	(61,634,756)
Hong Kong	(27,777)	(41,399)	(55,407)
Loss before income taxes	(40,522,250)	(42,499,563)	(51,625,726)

Income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
PRC
Current income tax expense	1,081	—	—
Deferred income tax benefit	(6,812,790)	(6,401,691)	(3,578,203)
Total income tax benefit	(6,811,709)	(6,401,691)	(3,578,203)

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) differs from the respective amount computed by applying the PRC statutory income tax rate of 25% for each of the years ended December 31, 2023, 2024 and 2025 to earnings before income taxes due to the following:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Computed “expected” income tax benefit	(10,130,563)	(10,624,891)	(12,906,431)
Increase in valuation allowance	(2,014,183)	8,623,561	4,627,171
Entities not subject to income tax	606,823	989,238	(2,644,684)
Non-deductible expenses
Entertainment	177,509	291,380	287,932
Share-based compensation	767,010	702,933	142,427
Other non-deductible expenses	4,186,105	(6,287,462)	8,477,180
Disposal of equity interests in subsidiaries	—	—	(1,561,796)
Other	(404,410)	(96,450)	—
Actual income tax benefit	(6,811,709)	(6,401,691)	(3,578,203)

The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC.

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2024	2025
	RMB	RMB
Deferred income tax assets:
Tax loss carry forwards	48,344,761	51,712,895
Impairment and investment loss of long-term investments	10,598,946	10,848,946
Lease liabilities	8,801,622	7,480,229
Provision for loan receivable and other receivables	2,927,994	4,352,766
Accrued expenses and other payables	2,173,427	2,710,859
Property and equipment, net	265,165	583,362
Donation	—	—
Total gross deferred income tax assets	73,111,915	77,689,057
Less: valuation allowance	(53,311,495)	(57,938,666)
Total deferred income tax assets, net	19,800,420	19,750,391
Deferred income tax liabilities:
Intangible assets	10,413,194	7,077,083
Right-of-use assets	8,359,975	7,201,636
Contract cost assets	6,692,073	7,558,291
Total gross deferred income tax liabilities	25,465,242	21,837,010
Net deferred income tax liabilities	5,664,822	2,086,619

The movements of the valuation allowance are as follows:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	51,769,696	47,255,513	53,311,495
Additions	(2,014,183)	8,555,982	4,627,171
Reduction due to expiration of temporary difference	(2,500,000)	(2,500,000)	—
Balance at the end of the year	47,255,513	53,311,495	57,938,666

As of December 31, 2025, the valuation allowance of RMB 57,938,666 was related to the deferred income tax assets of PRC entities which were in loss position.

As of December 31, 2025, the Group had tax loss carry forwards for PRC income tax purpose of RMB 199,720,766, of which RMB 4,244,932, RMB 42,999,864, RMB 30,760,091, RMB 54,480,536, RMB 28,926,903, RMB 18,012,840 and RMB 20,295,600 will expire if unused by December 31, 2026, 2027, 2028, 2029, 2030, 2031 and 2032 respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group had no unrecognized tax benefits, and thus no related interest and penalties were recorded. Also, the Group does not expect that the amount of unrecognized tax benefits will significantly increase within the next twelve months.

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

For the years ended December 31, 2023, 2024 and 2025, the Group classified the operating segments into (i) Overseas art study services (ii) Other educational services and (iii) Other services.

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

The following table presents selected financial information relating to the Group’s segments:

	Overseas art study	Other educational
For the year ended December 31, 2025:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	243,417,665	24,695,211	—	268,112,876
Operating cost and expenses:
Cost of revenues	124,684,300	13,046,819	70,407	137,801,526
Research and development	3,057,742	10,887	3,030	3,071,659
Selling and marketing	76,929,461	5,678,365	24,000	82,631,826
Goodwill impairment	29,848,577	4,060,142	—	33,908,719
Unallocated corporate expenses*	—	—	—	78,767,406
Reversal of provision for loan receivable and other receivables	—	—	(3,781,662)	(3,781,662)
Total operating cost and expenses	234,520,080	22,796,213	(3,684,225)	332,399,474
Other operating income, net	100,677	—	75,221	175,898
Income (Loss) from operations	8,998,262	1,898,998	3,759,446	(64,110,700)
Unallocated other income, net	—	—	—	12,484,974
Loss before income taxes	—	—	—	(51,625,726)

	Overseas art study	Other educational
For the year ended December 31, 2024:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	246,561,735	21,498,427	—	268,060,162
Operating cost and expenses:
Cost of revenues	117,900,852	8,748,249	146,108	126,795,209
Research and development	3,470,286	70,554	162,338	3,703,178
Selling and marketing	91,458,227	8,341,122	93,455	99,892,804
Unallocated corporate expenses*	—	—	—	80,888,058
Total operating cost and expenses	212,829,365	17,159,925	401,901	311,279,249
Other operating income, net	105,978	—	68,953	174,931
Income (Loss) from operations	33,838,348	4,338,502	(332,948)	(43,044,156)
Unallocated other income, net	—	—	—	544,593
Loss before income taxes	—	—	—	(42,499,563)

	Overseas art study	Other educational
For the year ended December 31, 2023:	services	services	Others	Consolidated
	RMB	RMB	RMB	RMB
Net revenues	201,955,180	19,663,788	—	221,618,968
Operating cost and expenses:
Cost of revenues	96,661,054	10,225,877	74,828	106,961,759
Research and development	3,672,094	114,516	843,270	4,629,880
Selling and marketing	73,182,842	5,437,897	116,753	78,737,492
Unallocated corporate expenses*	—	—	—	72,816,606
Total operating cost and expenses	173,515,990	15,778,290	1,034,851	263,145,737
Other operating income, net	30,865	—	—	30,865
Income (Loss) from operations	28,470,055	3,885,498	(1,034,851)	(41,495,904)
Unallocated other income, net	—	—	—	973,654
Loss before income taxes	—	—	—	(40,522,250)

*Unallocated corporate expenses represent the general and administrative expenses for the years ended December 31, 2023, 2024 and 2025.

Majority of the Group’s operations, customers and long-lived assets are located in the PRC. Consequently, no geographic information is presented.

(15)SHARE-BASED COMPENSATION

2008 Share incentive plan

On January 7, 2008, the Company adopted a share incentive plan (the “2008 Plan”), pursuant to which the Company is authorized to issue options and other share-based awards to officers, employees, directors and consultants of the Group to purchase up to 336,307 of its common shares, plus, unless the board of directors determines a lesser amount, an annual increase on January 1 of each calendar year beginning in 2009 equal to the lesser of 1) one percent of the number of shares issued and outstanding on December 31 of the immediately preceding calendar year, and 2) 336,307 shares (the “replenish terms”). The 2008 Plan expires in ten years. Options awards provide for accelerated vesting if there is a change in control (as defined in the 2008 Plan). On December 30, 2016, the Company amended the 2008 Plan to increase the number of Common Shares of the Company reserved for issuance to 5,726,763 shares and extend the plan together with the replenish terms for ten years from December 30, 2016 (the “Amendment and Restatement of 2008 Plan”). On October 26, 2018, the Company amended and restated the Amendment and Restatement of 2008 Plan to increase the number of Common Shares the Company reserved for issuance to 6,965,846 shares, extend its terms to last till October 25, 2028 and change the number of common shares automatically added to the option pool on each calendar year during its term to an amount equal to the lesser of (i) one percent of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of common shares as may be established by the board of directors (the “Second Amendment and Restatement of 2008 Plan”). As of December 31, 2025, 11,190,901 shares were reserved for issuance under the Second Amendment and Restatement of 2008 Plan.

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

273,000 restricted shares were granted to an employee with a service condition on October 27, 2022, of which 40% vested on October 27, 2023, 40% vested on October 27, 2024 and the remaining vested on October 27, 2025.

In November 2023, 20,000 share options with exercise price at USD 0.48 per common share were issued with service condition and specific performance target, among which 5,000 shares (the “First Tranche-C”) and 5,000 shares (the “Second Tranche-C”) were granted on November 1, 2023 and April 15, 2024, 5,000 shares(the “Third Tranche-C”) were granted on April 15, 2025 respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 5,000 shares among the First Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2024. 5,000 shares among the Second Tranche-C has met the performance condition set forth in the grant agreements and vested on April 1, 2025. The Third Tranche-C was cancelled due to failure to meet the performance conditions.

800,000 non-vested shares were granted to directors in November 2023, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting ratably over the following 36 months.

In April 2024, 585,000 share options with exercise price at USD 0.43 per common share were issued with service condition and specific performance target, among which 146,250 shares (the “First Tranche-D”) were granted on April 15, 2024,142,500 shares (the “Second Tranche-D”) were granted on April 15, 2025. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 96,250 shares among the First Tranche-D has met the performance condition set forth in the grant agreements and vested on April 1, 2025. 75,125 shares among the Second Tranche-D has met the performance condition set forth in the grant agreements and vested on April 1, 2026.

In April 2024, 100,000 restricted shares were issued to certain employees with service condition and specific performance target, among which 25,000 shares (the “First Tranche-E”) and 12,500 shares (the “Second Tranche-E”) were granted on April 15, 2024 and April 15, 2024, respectively. The remaining portion will be granted when the specific performance target is established and there is mutual understanding of the terms of the award. 12,500 shares among the First Tranche-E has met the performance condition set forth in the grant agreements and vested on May 15, 2024; 5,000 shares among the Second Tranche-E has met the performance condition set forth in the grant agreements and vested on April 1, 2025. 2,500 shares among the Third Tranche-E has met the performance condition set forth in the grant agreements and vested on April 1, 2026.

Other than the restricted shares issued in November 2020 and October 2022, the restricted shares were awarded with non-forfeitable dividend rights before vesting.

A summary of the share options activities for years ended December 31, 2023, 2024 and 2025:

		Weighted	Weighted	Aggregate
		average	remaining	Intrinsic
	Number of	exercise	contractual	Value
	shares	USD	years	USD
Outstanding as of December 31, 2022	1,376,742	1.03	—	—
Granted	587,697	1.07	—	—
Exercised	(113,328)	0.58	—	—
Forfeited	(162,518)	0.57	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2023	1,688,593	1.12	—	—
Granted	725,197	0.95	—	—
Exercised	—	—	—	—
Forfeited	(580,872)	1.06	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2024	1,832,918	1.07	—	—
Granted	147,500	0.43	—	—
Exercised	(97,120)	0.11	—	—
Forfeited	(73,000)	0.40	—	—
Cancelled	—	—	—	—
Expired	—	—	—	—
Outstanding as of December 31, 2025	1,810,298	1.07	—	—
Vested and expected to vest as of December 31, 2025	1,810,298	1.07	4.48	—
Exercisable as of December 31, 2025	1,685,173	1.11	4.23	—

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2025, was determined based on the closing price of the Company’s common shares on December 31, 2025.

Information relating to options outstanding and exercisable as of December 31, 2025 is as follows:

Options outstanding as of December 31, 2025			Options exercisable as of December 31, 2025
	Exercise	Remaining		Exercise	Remaining
Number of	Price	Contractual	Number	Price	Contractual
Shares	per Share	Life	of Shares	per Share	Life
	USD	Years		USD	Years
1,274,093	1.26	3.60	1,274,093	1.26	3.60
181,650	0.57	5.00	181,650	0.57	5.00
200,000	0.79	6.10	150,000	0.79	6.10
430	0.48	8.01	430	0.48	8.01
154,125	0.43	9.01	79,000	0.43	9.01
1,810,298	1.07	4.48	1,685,173	1.11	4.23

The Company calculated the fair value of the share options on the grant date, for the years ended December 31, 2023, 2024 and 2025, using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

	Years Ended December 31,
	2023	2024	2025
Expected dividend yield	0%	0%	0%
Expected volatility	68%	69%/70%/70%/70%	73%/73%
Expected term	3.58/4.29/5.25	3.17/3.79/5.29/5.46	4.96/4.79
Risk-free interest rate (per annum)	3.57%/3.68%/4.68%	4.46%/4.73%/4.65%/4.65%	3.90%/3.89%

The expected volatility was based on the historical volatilities of the Company. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

Compensation expense recognized for share options for the year ended December 31, 2023, 2024 and 2025 is allocated to the following expense items:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	53,104	81,748	57,172
Sales and marketing	53,133	54,001	16,548
General and administrative	1,443,900	625,709	133,507
Total share-based compensation expense	1,550,137	761,458	207,227

The weighted-average grant-date fair value of share options granted in 2023, 2024 and 2025 were USD 0.46, USD 0.24 and USD 0.05, respectively. The total intrinsic value of share options exercised by the Group’s employees during the years ended December 31, 2023, 2024 and 2025 were USD 8,773, nil and 1,860 respectively.

As of December 31, 2025, RMB 45,210 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.24 years.

Non-vested shares

A summary of the non-vested shares activities for the year ended December 31, 2023, 2024 and 2025 is presented below:

		Weighted
		average
		grant
	Number	date fair
	of shares	value
		USD
Outstanding at December 31, 2022	297,750	0.881
Granted	872,500	0.467
Vested	(133,950)	0.851
Forfeited	(29,250)	0.925
Cancelled	—	—
Outstanding at December 31, 2023	1,007,050	0.525
Granted	108,750	0.430
Vested	(381,617)	0.636
Forfeited	(52,500)	0.430
Cancelled	—	—
Outstanding at December 31, 2024	681,683	0.489
Granted	6,250	0.470
Vested	(251,664)	0.549
Forfeited	(11,250)	0.443
Cancelled	—	—
Outstanding at December 31, 2025	425,019	0.455

The total fair value of shares vested during the years ended December 31, 2023, 2024 and 2025 was, USD76,300, USD 192,834 and USD 145,277 respectively.

Upon vesting of the non-vested shares, the Company withholds shares issued to the employees to meet the relevant minimum tax withholding requirements. For the years ended December 31, 2023, 2024 and 2025, the Company withheld 19,004, 27,582 and 105,936 vested shares upon vesting of the non-vested shares to satisfy the minimum tax withholding obligation. Compensation expense recognized for non-vested shares for the years ended December 31, 2023, 2024 and 2025 is allocated to the following expense items:

	Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	21,722	64,361	13,229
Sales and marketing	63,321	38,854	7,453
General and administrative	1,432,861	1,947,059	341,799
Total share-based compensation expense	1,517,904	2,050,274	362,481

As of December 31, 2025, RMB 693,192 of total unrecognized compensation expense related to non-vested shares is expected to be recognized over a weighted average period of approximately 1.84 years.

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

In May 2020, ACG’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to USD1.0 million of its issued and outstanding ADSs from the open market and through privately negotiated transactions, effective through December 31, 2020. By December 31, 2020, the Company had repurchased 450,337 ADSs at an average stock price of USD1.2631 for a total cash consideration of $0.6 million (RMB 4.0 million). This share repurchase plan expired on December 31, 2020. The Company has cumulatively used 1,124,626 ADSs and 1,124,626 ADSs purchased from the open market for settlement of vested share options and restricted shares vesting as of December 31, 2024 and 2025 respectively. During the current period, the Company’s common shares increased by 344,570 shares as a result of the issuance of common shares with net-settlement of employee individual income tax.

(17)STATUTORY RESERVES

In accordance with the relevant laws and regulations of the PRC, the Company’s PRC consolidated entities are required to transfer 10% of their respective after-tax profit, as determined in accordance with PRC accounting standards and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the respective entity. The transfer to this general reserve fund must be made before any distribution of dividends. As of December 31, 2024 and 2025, the PRC consolidated entities had accumulated statutory reserve balances of RMB 25,671,341 and RMB 25,671,341, respectively, which is restricted for distribution to the Company.

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

In January 2022, Huanqiuyimeng entered into an agreement with Applysquare, pursuant to which ApplySquare shall develop system platforms and provide related data services to support Huanqiuyimeng’s operations and service delivery. The total amount of the agreement was RMB 6.5 million, which includes a one-year charge of data and system maintenance services. RMB 3.7 million expense was recorded for the year ended December 31, 2022 in accordance with the development progress. In March 2023, Huanqiuyimeng entered into a supplementary agreement with Applysquare, under which the contract amount was reduced to RMB 6.3 million due to cost optimization. RMB 1.8 million and RMB 0.6 million expenses were recorded for the year ended December 31, 2024 and 2025. As of December 31, 2024, the system development has been completed.

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

(19)COMMITMENTS AND CONTINGENCIES

Non-cancellable operating leases

As of December 31, 2025, operating lease commitments for property management expenses under lease agreements amounts to RMB 5,777,888.

The Company entered into several lease agreements for office spaces and employee dormitories. As of December 31, 2025, the following table set forth our contractual obligations for property management fees:

For the Twelve Months Ending December 31,
2026	88,798.04
2027	1,611,206.65
2028	3,610,540.48
2029	467,342.46
Total future payments	5,777,887.63

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

The plaintiffs claimed that the sale of the ATA Online Business was a related-party transaction or a self-dealing transaction, for which approval by unrelated shareholders is required and the board of the directors of the Company did not have the right to approve such transaction; the plaintiffs also claimed that the ATA Online Business was worth more than the consideration of USD 200.0 million paid by the buyer group, and thus the sale of ATA Online Business has caused losses to the plaintiffs as shareholders of the Company. The plaintiffs are requesting that the Beijing Intermediate Court rule that (i) all board resolutions of the Company regarding the sale of the ATA Online Business are invalid; (ii) Mr. Xiaofeng Ma shall compensate the loss incurred by Alpha and Dynamic from the Company’s sale of the ATA Online Business for RMB 95.0 million and RMB 5.0 million, respectively; and (iii) the Company and Mr. Xiaofeng Ma shall jointly bear the attorney’s fees of Alpha and Dynamic for RMB 1.5 million and RMB 0.5 million, respectively, and other litigation costs.

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

In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2024 and 2025.

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

(20)EARNINGS (LOSSES) PER COMMON SHARE

Basic and diluted losses per common share are calculated as follows:

	Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to ATA Creativity Global	(33,660,245)	(36,097,777)	(48,047,494)
Net loss available to common shareholders	(33,660,245)	(36,097,777)	(48,047,494)
Denominator:
Denominator for basic loss per share:
Weighted average common shares outstanding	62,789,811	62,978,139	63,407,020
Denominator for diluted loss per share	62,789,811	62,978,139	63,407,020
Basic loss per common share attributable to ATA Creativity Global	(0.54)	(0.57)	(0.76)
Diluted loss per common share attributable to ATA Creativity Global	(0.54)	(0.57)	(0.76)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted losses per share for the year ended December 31, 2023, 2024 and 2025, because their effect is anti-dilutive:

	Years ended December 31,
	2023	2024	2025
Shares issuable under restricted shares and share options	2,730,129	2,514,601	2,235,317

(21)SUBSEQUENT EVENTS

On January 28, 2026, the Company completed a round of financing. The funds, totaling USD 8,854,035.14, were received on January 22, 2026. The net proceeds are intended for general working capital purposes.

In February 2026, all remaining unvested shares originally granted in November 2023 were cancelled on February 2, 2026. Additionally, 200,000 Restricted Shares were granted to the directors in a single tranche on February 2, 2026.

(22)ATA CREATIVITY GLOBAL (“PARENT COMPANY”)

The following presents condensed financial information of the Parent Company only.

Condensed Balance Sheets

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
Cash and cash equivalents	4,608,462	1,057,465	151,215
Prepaid expenses and other current assets	4,336	4,240	606
Investments in subsidiaries	78,329,251	33,544,606	4,796,815
Total assets	82,942,049	34,606,311	4,948,636
Accrued expenses and other payables	3,231,601	2,559,166	365,955
Total liabilities	3,231,601	2,559,166	365,955
Common shares	4,755,623	4,780,117	683,548
Treasury shares	(8,201,046)	(8,201,046)	(1,172,734)
Additional paid in capital	547,915,003	548,769,331	78,472,970
Accumulated other comprehensive loss	(36,952,183)	(37,446,814)	(5,354,823)
Accumulated deficit	(427,806,949)	(475,854,443)	(68,046,280)
Total shareholders’ equity	79,710,448	32,047,145	4,582,681
Total liabilities and shareholders’ equity	82,942,049	34,606,311	4,948,636

Condensed Statements of Comprehensive Income (Loss)

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Cost of revenues	(74,827)	(146,109)	(70,406)	(10,068)
Operating expenses	(5,141,980)	(6,750,893)	(4,904,148)	(701,284)
Provision for loan receivables	—	—	2,485,349	355,400
Investment loss	(28,469,235)	(29,233,857)	(45,582,703)	(6,518,240)
Interest income	25,802	33,082	24,417	3,492
Foreign currency exchange losses, net	(5)	—	(3)	—
Loss before income taxes	(33,660,245)	(36,097,777)	(48,047,494)	(6,870,700)
Income tax expense	—	—	—	—
Net loss	(33,660,245)	(36,097,777)	(48,047,494)	(6,870,700)
Other comprehensive income (loss)	(1,422)	52,324	(494,631)	(70,731)
Comprehensive loss	(33,661,667)	(36,045,453)	(48,542,125)	(6,941,431)

Condensed Statements of Cash Flows

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net cash used in operating activities	(1,637,065)	(3,887,093)	(5,010,733)	(716,525)
Cash flows from investing activities:
Cash received from subsidiaries	2,546,883	9,934,336	5,011,346	716,612
Cash lent to subsidiaries	(1,437,720)	(2,540,662)	(3,896,505)	(557,193)
Net cash provided by investing activities	1,109,163	7,393,674	1,114,841	159,419
Cash flows from financing activities:
Cash received for exercise of share options	471,765	—	366,694	52,437
Net cash provided by financing activities	471,765	—	366,694	52,437
Effect of foreign exchange rate changes on cash	25,418	33,704	(21,799)	(3,117)
Net increase(decrease) in cash	(30,719)	3,540,285	(3,550,997)	(507,786)
Cash and cash equivalents at beginning of year	1,098,896	1,068,177	4,608,462	659,001
Cash and cash equivalents at end of year	1,068,177	4,608,462	1,057,465	151,215